Form 20-F
period 2007-12-31
Brookfield Infrastructure Partners L.P.
filed 2008-06-30
CIK 1406234

As filed with the Securities and Exchange Commission June 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

Cannon’s Court

22 Victoria Street,

Hamilton, HM 12, Bermuda

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

23,341,850 Limited Partnership Units as of June 27, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP    ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

PART III			100
Item	17	Financial Statements	100
Item	18	Financial Statements	100
Item	19	Exhibits	101

INTRODUCTION AND USE OF CERTAIN TERMS

Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “BIP”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., Brookfield Infrastructure, the Holding Entities and the operating entities, each as defined below, taken together. In addition, unless the context suggests otherwise, references to:

•	an “affiliate” of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

•	“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“Brookfield Infrastructure” are to Brookfield Infrastructure L.P.;

•	the “current operations” are to the businesses in which we hold an interest in as set out in Item 4.B “Business Overview”;

•

our “electricity transmission operations” refer to our interest in Transelec Chile S.A., or Transelec, our Chilean transmission operations, our investments in the Transmissions Brasilerias De Energica companies, or TBE, our Brazilian transmission investments, which were transferred to us by Brookfield as described in Item 4.B “Business Overview – Current Operations – Electricity Transmission – Overview” and Great Lakes Power Transmission L.P., which holds our Ontario transmission operations as described in Item 4.B “Business Overview – Current Operations – Electricity Transmission – Overview”;

•	“Holding Entities” are to the subsidiaries of Brookfield Infrastructure, from time-to-time, through which it indirectly holds all of our interests in the operating entities;

•	the “infrastructure division” are to the portion of Brookfield’s infrastructure operations owned during the periods prior to November 27, 2007 that were contributed to us as part of the spin-off;

•	the “Infrastructure General Partner” are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

•	the “Infrastructure GP LP” are to Brookfield Infrastructure GP L.P., which serves as the general partner of Brookfield Infrastructure;

•	“our limited partnership agreement” are to the amended and restated limited partnership agreement of our partnership;

•

the “Manager” are to Brookfield Infrastructure Group Inc. and, unless the context otherwise requires, include any other affiliate of Brookfield that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	“our Managing General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;

•

“Master Services Agreement” are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto;

•

“operating entities” are to the entities which directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

•	“our partnership” are to Brookfield Infrastructure Partners L.P.;

•

the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in Brookfield Infrastructure in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism”;

•

“Redemption-Exchange Unit” is a unit of Brookfield Infrastructure that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association - Description of Brookfield Infrastructure’s Limited Partnership Agreement - Units”;

•	“Service Recipients” are to our partnership, Brookfield Infrastructure and the Holding Entities;

•	“spin-off” are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

•

our “timber operations” are to our interest in Island Timberlands Limited Partnership, or Island Timberlands, our Canadian timber operations and our interest in Longview Timber Holdings, Corp., or Longview, our U.S. timber operations; and

•	“our units” are to the limited partnership units in our partnership and references to “our unitholders” are to the holders of our units.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of those terms or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward looking statements. The following factors, among others, that could cause our actual results to vary from our forward looking statements:

•	our partnership’s limited separate operating history;

•	our financial statements may not present our financial results in the most meaningful manner;

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset-level;

•	foreign currency risk and risk management activities;

•	our partnership is not regulated as an investment company under the U.S. Investment Company Act;

•	we are not subject to the same disclosure requirements as a U.S. domestic public company;

•	we are exempt from certain requirements of Canadian securities laws;

•	general economic conditions and government regulation;

•	exposure to uninsurable losses;

•	contingent liabilities;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	the competitive market for acquisition opportunities;

•	our ability to execute our growth strategy, including completion of acquisitions, and to achieve desired results from acquisitions;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	electricity transmission may require substantial capital expenditures;

•	electricity transmission development projects may expose us to construction risks;

•	electricity transmission clients may default on their obligations;

•	changes in tolls or regulated rates for electricity transmission;

•	potential adverse claims to lands used in our electricity transmission operations;

•	weather conditions, industry practice and regulations associated with forestry may adversely affect our timber operations;

•	the competitive business environment for our timber operations;

•	aboriginal claims to lands may adversely affect our timber operations;

•	Canadian export regulations applicable to timber;

•	Brookfield’s influence over our partnership;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in our Managing General Partner may be transferred to a third party without unitholder consent;

•	Brookfield may increase its ownership of our partnership;

•	Brookfield does not owe our unitholders any fiduciary duties;

•	conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•	our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement;

•	the limited liability of, and our indemnification of, the Manager;

•	changes in tax law and practice; and

•	other factors described in this Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this Form 20-F.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

The following table presents financial data for the infrastructure division as at and for the periods indicated:

	As of and for the period from January 1 to November 26,	As of and for Year Ended December 31,
MILLIONS	2007	2006	2005
Revenue	$537.1	$307.8	$102.8
Direct operating costs	(245.1)	(163.0)	(77.9)

	292.0	144.8	24.9

Net loss (income)	$(64.3)	$(4.9)	$1.0

Total assets	$7,521.3	$4,627.8	$973.4
Divisional equity	$1,527.1	$349.8	$266.8
The following is non-GAAP financial information for the infrastructure division for the periods indicated:
	As of and for the period from January 1 to November 26,	As of and for Year Ended December 31,
	2007	2006	2005
Adjusted net operating income(1)	$15.6	$32.9	$7.3

(1)	Adjusted net operating income is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, net of minority interest related to those items, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Managements Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure” for a discussion of adjusted net operating income and its limitations as a measure of our operating performance. The following table presents a reconciliation of adjusted net operating income to net income:

	As of and for the period from January 1 to November 26,	As of and for Year Ended December 31,
	2007	2006	2005
Net (loss) income	$(64.3)	$(4.9)	$1.0
Depreciation and amortization	134.9	49.7	12.7
Deferred income taxes	(25.6)	(2.3)	—
Performance fee payable	—	40.0	—
Minority interests in the foregoing items	(29.4)	(49.6)	(6.4)

Adjusted net operating income	$15.6	$32.9	$7.3

We consider adjusted net operating income to be a measure of operating performance. The elimination of cash items from a non-GAAP liquidity measure would be prohibited by U.S. rules promulgated by the Securities and Exchange Commission. However, in accordance with policies of Canadian securities regulators, notwithstanding that we consider adjusted net operation income to be a measure of operating performance, as supplemental information we set forth below a reconciliation of adjusted net operating income to cash flow from operating activities for the infrastructure division:

	As of and for the period from January 1 to November 26,	As of and for Year Ended December 31,
	2007	2006	2005
Adjusted net operating income	$15.6	$32.9	$7.3
Accrued interest on debt	—	60.6	—
Other changes in non-cash working capital	42.4	(2.2)	13.0
Minority interest	22.6	30.8	7.4

Cash flow from operating activities	$80.6	$122.1	$27.7

The following table presents summary financial data for Brookfield Infrastructure as of December 31, 2007 and for the period from November 27, 2007 to December 31, 2007:

Loss from equity accounted investments	$(7.8)
Net income	$1.1
Total assets	$932.4
Partnership equity	$907.8

The following is non-GAAP information for Brookfield Infrastructure for the period from November 27, 2007 to December 31, 2007:

Adjusted net operating loss(1)	$(2.5)

(1)	Adjusted net operating income is defined as net income back depreciation and amortization, deferred income taxes and a performance fee accrued, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Managements Discussion and Analysis of Financial Condition and Results of Operations — Non—GAAP Financial Measure” for a discussion of adjusted net operating income and its limitations as a measure of our operating performance. The following table presents a reconciliation of adjusted net operating income to net income:

Net income	$1.1
Depreciation and amortization	2.6
Deferred income taxes	(6.2)

Adjusted net operating loss	$(2.5)

We consider adjusted net operating income to be a measure of operating performance. The elimination of cash items from a non-GAAP liquidity measure would be prohibited by U.S. rules promulgated by the Securities and Exchange Commission. However, in accordance with the policies of Canadian securities regulators, notwithstanding that we consider adjusted net operating income to be a measure of operating performance, as supplemental information we set forth below a reconciliation of adjusted net operating income to cash flow from operating activities for Brookfield Infrastructure:

Period from November 27, 2007 to December 31, 2007
MILLIONS
Adjusted net operating loss	$(2.5)
Changes in non-cash working capital	2.5

Cash flow from operating activities	$—

Because our partnership holds a 60% limited partnership interest in Brookfield Infrastructure, distributions to our partnership will be based on our 60% interest.

The following table presents summary financial data for our partnership as of December 31, 2007 and for the period from November 27, 2007 to December 31, 2007:

Equity accounted earnings	$0.7
Net income	$0.7
Total assets	$544.7
Partnership equity	$544.7

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D	RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business, financial condition, results of operations or the value of our unitholders’ units. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our unitholders’ units would likely suffer.

Risks Relating to Us and Our Partnership

Our partnership is a recently formed partnership with limited separate operating history and the historical financial information included herein for periods prior to November 27, 2007 does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

Our partnership was formed on May 21, 2007 and commenced its activities on November 27, 2007. Our limited operating history will make it difficult to assess our ability to operate profitably and make distributions to unitholders. Although most of our current operations have been under Brookfield’s control prior to the formation of our partnership, their combined results have only recently been reported on a stand-alone basis and the historical financial statements included in this Form 20-F cover periods during which some of our current operations were not under Brookfield’s control or management and, therefore, may not be indicative of our future financial condition or operating results. Moreover, historical results for all of our current operations will not be reported for any full fiscal period prior to the second quarter of 2008. You should carefully consider the basis on which the historical financial information included herein was prepared and presented.

Our partnership’s and Brookfield Infrastructure’s financial statements may not present our partnership’s financial results in the most meaningful manner.

Our partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which our partnership accounts for using equity accounting because our partnership does not control Brookfield Infrastructure; the general partner of which is controlled by Brookfield. Furthermore, as most of our current operations are accounted for using equity or cost accounting, Brookfield Infrastructure’s financial statements do not include a detailed breakdown of the components of net income, cash flows or unitholders’ equity for most of our current operations. The only operations that are currently consolidated into Brookfield Infrastructure’s financial statements are our Ontario transmission operations. Although we provide certain income statement and balance sheet line items for our current operations on a segmented basis in a note to Brookfield Infrastructure’s financial statements, such information does not include the level of detail and note discussion that would be provided if such operations were consolidated into our partnership’s and Brookfield Infrastructure’s financial statements. While separate audited financial statements for most of our current operations are included in this Form 20-F, our obligation to provide similar disclosure in the future will depend on the significance of each of the current operations at each year end relative to our overall assets and income. Accordingly, we may not continue to provide separate audited financial statements for each or any of our operations on an ongoing basis.

In addition, we do not expect to be able to provide investors with audited financial statements containing meaningful year-to-year comparisons of financial performance for several years because our partnership’s results only reflect results for our current operations from and after the date we or, in some cases, Brookfield acquired them.

Our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness under our new credit facility, which contains certain restrictive covenants, or otherwise.

Our operating entities have a significant degree of leverage on their assets, including acquisition-related leverage, which is not reflected in our partnership’s historical financial statements. In addition, we may increase the leverage on our assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors.

On a proportionate basis, the debt balance of all of our current operations was approximately $680 million as of December 31, 2007, with an annual debt service obligation of approximately $41 million. We may also incur indebtedness under one or more credit facilities, in addition to any asset-level indebtedness. On June 13, 2008, we entered into a $450 million senior secured credit facility which is available to fund acquisitions. For example, we may incur indebtedness under this credit facility in order to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have made a commitment of up to $600 million to Brookfield to make such a purchase, subject to conditions, including a financing condition, described under Item 7.B “Related Party Transactions – Longview Purchase Agreement.” Although we intend to complete any acquisition, including this indirect acquisition of Longview, with an appropriate mix of debt and equity financing for our capital structure, we may finance all or a portion of this or any other acquisition and other investments with debt.

The terms of our senior secured credit facility subjects us to financial and operating covenants which restrict our ability to engage in certain types of activities and make distributions in respect of equity. For example, the facility contains negative covenants that significantly restrict Brookfield Infrastructure including, among others, limitations on debt, liens, investments, mergers and operating activities, and restrictions from making any distributions on its equity unless immediately prior to, and after giving pro forma effect to, such distribution, no default has occurred and is continuing and Brookfield Infrastructure meets a minimum interest coverage ratio. If we fail to satisfy any debt service obligations under the facility or breach any financial or operating covenants thereunder, we will be prohibited from making any distributions until such breach is cured or the lenders could declare all advances outstanding under the senior secured credit facility to be immediately due and payable and could foreclose on our assets pledged as collateral.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

Some of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar which we must convert to U.S. dollars prior to making distributions and certain of our operations have revenues denominated in currencies different than our expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could make it more expensive for our customers to purchase our services and consequently reduce the demand for our services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our results of operations and financial position.

When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

The combined financial statements of Brookfield’s infrastructure division reflect net losses for the year ended December 31, 2006 and the period from January 1 to November 26, 2007.

The infrastructure division operated at a net loss in 2006, primarily as a result of the accrual of a performance fee payable by our Canadian timber operations to Brookfield during such year relating to the increased appraised value of timber and HBU lands, which increased value is not reflected in our combined financial statements. Our partnership may incur significant losses in the future as a result of such type of expenses. The infrastructure division operated at a net loss in the period from January 1 to November 26, 2007 primarily as a result of weak results in our timber operations which were impacted by the downturn in the U.S. housing market and a strike at our Canadian operations that has since been resolved. In addition, as a publicly reporting issuer, our partnership expects to incur significant legal, accounting and other expenses that are not reflected in the combined financial statements of Brookfield’s infrastructure division. Performance fee payments and public company costs could hinder our partnership from achieving or maintaining profitability. We may incur additional losses in the future which may limit our ability to pay distributions and adversely affect the trading price of our units.

Our partnership is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an “investment company” under the U.S. Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The U.S. Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the U.S. Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which would potentially cause our partnership to be deemed an investment company under the U.S. Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, restructuring our partnership and the Holding Entities, amendment of our limited partnership agreement or the termination of our partnership, any of which could materially adversely affect the value of our units. In addition, if our partnership were deemed to be an investment company under the U.S. Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

Our partnership is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic issuers listed on the NYSE.

Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States and our partnership is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to our partnership.

Our partnership is an “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws.

Although our partnership is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities and Exchange Commission, or the SEC, are filed in Canada and sent to our partnership’s securityholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

Risks Relating to Our Operations and the Infrastructure Industry

Risks Relating to Our Current Operations and Infrastructure Generally

All of our operating entities are subject to general economic conditions and government regulation.

All of our operating entities depend on the financial health of their customers who may be sensitive to the overall performance of the economy. Adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on our financial condition and results of operations. Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social and economic developments that may occur in or affect the countries in which our operating entities operate or the countries in which the customers of our operating entities operate or both.

We may be exposed to uninsurable losses.

The assets of infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flows available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies.

Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our timber operations are not insured against losses from fires and many components of our Chilean transmission operations are not insured against losses from earthquakes. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by our partnership, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns received by our partnership.

The acquisition of our current operations may give rise to contingent liabilities and the integration of our current operations may not be successful.

Most of our current operations were recently acquired from third parties and have only been operated by us and Brookfield for a short period of time. We are subject to any contingent liabilities that are attached to our current operations, such as claims for failure to comply with government regulations or other past activities. Accordingly, there is risk regarding any undisclosed or unknown liabilities or issues concerning the current operations. The representations, warranties and indemnities of Brookfield to us in connection with our acquisition of the current operations are limited and for the most part do not protect us against these liabilities or guarantee the value of the current operations. Although the sellers of such operations made various representations to Brookfield in connection with the acquisitions, certain of the indemnification obligations are limited in duration and amount and may have already expired. In addition, even if we could make a claim against the seller of the interest for the amount that is required to be contributed, there can be no assurance that the seller would be willing or able to satisfy any claim that may be brought or that any claim would be successful. We also may not successfully integrate the business and operations of our current operations or realize any of the anticipated benefits of their acquisition and accordingly our results of operations and financial condition could be adversely affected.

Performance of our operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Several of our current operations have workforces that are unionized and, as a result, they are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labor costs and restrictions of its ability to maximize the efficiency of its operations, which could have a material adverse effect on its operations and financial results.

Our operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our operating entities to claims for financial compensation and adverse regulatory consequences.

In many instances, ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs and our electricity transmission operations are subject to government regulation of their rates and revenues. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

In addition, our operating entities are subject to laws and regulations relating to pollution and the protection of the environment. They are also subject to laws and regulations governing health and safety matters, protecting both the public and their employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of our operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences. There is also the risk that our operating entities do not have, or might not obtain, permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licences are obtained before the commencement of operations, many of these licences and permits have to be renewed or maintained over the life of the business.

We will operate in a highly competitive market for acquisition opportunities.

Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to anti-trust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to anti-trust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

Future acquisitions may subject us to additional risks.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, results of operations or financial condition: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; and the risk of environmental or other liabilities associated with the acquired business.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we will do so in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, our Chilean transmission operations are subject to a shareholders’ agreement which allows for an en bloc sale of the assets without our consent and our Brazilian transmission investments are subject to put/call agreements with third parties. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Risks Relating to Our Electricity Transmission Operations

Our electricity transmission operations may require substantial capital expenditures in the future.

In some of the jurisdictions in which we have electricity transmission operations, such as Brazil and Chile, certain maintenance capital expenditures may not be covered by the regulatory framework. If our electricity transmission operations in these jurisdictions require significant capital expenditures to maintain our asset base, we will not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework.

Our electricity transmission operations may engage in development projects which may expose us to various risks associated with construction.

Our electricity transmission operations may engage in development projects. If such development projects enter the construction phase, we are likely to retain some risk that the project will not be completed within budget, within the agreed timeframe and to the agreed specifications. During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flows, an increase in the capital needed to complete construction and the insolvency of the head contractor, a major subcontractor and/or key equipment supplier. Although frequently the main risks of any delay in completion of the construction or any “overrun” in the costs of construction will typically have been passed on by us contractually to a subcontractor, there is some risk that the anticipated returns of the relevant project may be adversely affected as a result. Unexpected increases in costs may also result in increased debt service costs and in funds being insufficient to complete construction. In addition, due to any of the aforementioned delays or cost overruns, regulatory changes or other external influences, we may decide to abandon construction or development of any given project resulting in a write-off of any cost recovery we may have received for costs to the point of abandonment. This would negatively impact our income and cash flow.

Clients of our electricity transmission operations may default on their obligations under the relevant contractual arrangements.

Some of our electricity transmission operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Our electricity transmission operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, we have an agreement with a single customer which represented 72.9% of revenues of our Chilean transmission operations in 2007. As this agreement accounts for a majority of its cash flow, our Chilean transmission operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer.

Our electricity transmission operations may be adversely affected by changes in tolls or regulated rates.

Some of our electricity transmission operations are regulated with respect to revenues and they recover their investment in transmission assets through tolls or regulated rates which are charged to third parties (including generating companies). In general, our electricity transmission operations are entitled to earn revenue that represents a rate of return on the regulated investment value of assets and to collect provisions for operating, maintenance and administrative costs. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn a rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost.

The lands used in our electricity transmission operations may be subject to adverse claims.

Although we believe that we have valid rights to all easements, licences and rights of way necessary for our electricity transmission operations, not all of our easements, licences and rights of way are registered against the lands to which they relate and may not bind subsequent owners. In addition, our rights may be adversely affected by rights of governments or aboriginal groups.

Risks Relating to Our Timber Operations

The financial performance of our timber operations may be affected by economic recessions or downturns.

The vast majority of the products from our timber operations are sensitive to macro-economic conditions in North America and Japan and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to our timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets.

A variety of factors may limit or prevent harvesting by our timber operations.

Weather conditions, industry practices and federal, state and provincial laws and regulations associated with forestry practices, sale of logs and environmental matters, including wildlife and water resources, may limit or prevent harvesting, road building and other activities on the timberlands owned by our timber operations. In the case of restrictions arising from regulatory requirements, the size of the area subject to restriction will vary depending on the protected species at issue, the time of year and other factors. In addition, if regulations become more restrictive, the amount of the timberlands subject to harvest restrictions could increase. The timberlands owned by our timber operations may also suffer damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that our timber operations will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. There can be no assurance that the forest management planning by our timber operations, including silviculture, will have the intended result of ensuring that their asset base appreciates over time.

Our timber operations operate in a highly competitive industry, subject to price fluctuations.

Timberland companies operate in a highly competitive business environment in which companies compete, to a large degree, on the basis of price and also on the basis of service and ability to provide a steady supply of products over the long-term. The prime competitors to our timber operations are governments, other large forestland owners and small private forestland owners. In addition, wood and paper products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products and electronic media. The competitive position of our timber operations and the price realized for our products is also influenced by a number of other factors including: the ability to attract and maintain long-term customer relationships; the quality of our products; the health of the regional converting industry; the costs of timber production; the availability, quality and cost of labor; the cost of fuel; shipping and transportation costs; changes in global timber supply; technological advances that increase yield in other regions; and the price and availability of substitute wood and non-wood products.

Our ability to harvest timber may be adversely affected by aboriginal claims.

Aboriginal claims could adversely affect our ability to harvest timber in our Canadian (and to a lesser degree, U.S.) timber operations. Canadian courts have recognized that aboriginal peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In Canada, aboriginal groups have made claims in respect of land governed by Canadian authorities, which could affect a portion of our timber operations. Any settlements in respect of these claims could lower the volume of timber managed by our Canadian timber operations and could increase the cost to harvest timber on such lands.

Our Canadian timber operations are subject to federal restrictions which may require them to decrease their planned export of logs.

Currently, logs from most private timberlands in Canada are not subject to provincial export regulations, but are subject to federal export regulations. As a result, all export logs must be advertised for local consumption and may be exported only if there is a surplus of domestic supply as indicated by the absence of fair market value offers (based on current domestic prices) from domestic lumber mills. Accordingly, an increase in domestic demand could result in our Canadian timber operations being required to decrease their planned export of logs. The provincial government in British Columbia is currently reviewing its log export policy, and may recommend that the federal government impose a policy that may further restrict the export of logs from private lands in British Columbia. As export market pricing is generally at a premium to the domestic market pricing, any reduction in log exports could have an adverse effect on our Canadian timber operations.

Risks Relating to our Relationship with Brookfield

Brookfield exercises substantial influence over our partnership and we are highly dependent on the Manager.

Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner’s directors and, accordingly, exercise substantial influence over our partnership. In addition, our partnership holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through Brookfield Infrastructure, the general partner of which is controlled by Brookfield. As our partnership’s only substantial asset is the limited partnership interests that it holds in Brookfield Infrastructure, our partnership does not have a right to participate directly in the management or activities of Brookfield Infrastructure or the Holding Entities, including with respect to the making of decisions.

Our partnership and Brookfield Infrastructure do not have any employees and depend on the management and administration services provided by the Manager. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or Brookfield Infrastructure or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all infrastructure acquisitions that Brookfield identifies.

Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield has stated that we are its primary vehicle to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

•

there is no accepted industry standard for what constitutes an infrastructure asset. Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

•

it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•

the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•

Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in these more passive investments and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

•

in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a mis-alignment or conflict of interest. See Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties.”

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our limited partnership agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The control of our Managing General Partner may be transferred to a third party without unitholder consent.

Our Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of our unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our units or our partnership’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership’s financial condition and results of operations may suffer.

Brookfield may increase its ownership of our partnership and Brookfield Infrastructure relative to other unitholders.

Brookfield holds approximately 40% of the issued and outstanding interests in Brookfield Infrastructure. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning 39% of our issued and outstanding units. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.” Brookfield also acquired 0.2% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. Brookfield may also acquire additional units of Brookfield Infrastructure pursuant to an equity commitment provided by Brookfield. See Item 7.B “Related Party Transactions – Equity Commitment and Other Financing.” Infrastructure GP LP may also reinvest incentive distributions in exchange for units of Brookfield Infrastructure. See Item 7.B “Related Party Transactions – Incentive Distributions.” In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan, with the result that Brookfield will receive additional units of Brookfield Infrastructure. Additional units of Brookfield Infrastructure acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.” Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and Brookfield Infrastructure above 50%.

Brookfield does not owe our unitholders any fiduciary duties under the Master Services Agreement or our other arrangements with Brookfield.

The obligations of Brookfield under the Master Services Agreement and our other arrangements with them are contractual rather than fiduciary in nature. As a result, our Managing General Partner, which is an affiliate of Brookfield, in its capacity as our partnership’s general partner, has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

Our limited partnership agreement and Brookfield Infrastructure’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties.” It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions.”

Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our Managing General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our limited partnership agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our limited partnership agreement or any duty stated or implied by law or equity.

Our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement.

The Master Services Agreement provides that the Service Recipients may terminate the agreement only if the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and the licensing agreement. See Item 7.B “Related Party Transactions – Relationship Agreement” and Item 7.B “Related Party Transactions – Licensing Agreement.”

The liability of the Manager is limited under our arrangements with it and we have agreed to indemnify the Manager against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of the Managing General Partner and its affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to our partnership and our unitholders.

Risks Relating to our Units

Our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.

Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders do not have the right to remove our Managing General Partner, to cause our Managing General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our Managing General Partner’s board of directors, to remove existing directors from our Managing General Partner’s board of directors or to prevent a change of control of our Managing General Partner. In addition, except as prescribed by applicable laws, our unitholders’ consent rights apply only with respect to certain amendments to our limited partnership agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Risks Relating to Taxation

General

Changes in tax law and practice may have a material adverse effect on our operations and, as a consequence, the value of our assets and the net amount of distributions payable to our unitholders.

Our structure, including the structure of the Holding Entities and the operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect such company or entity, as well as the net amount of distributions payable to our unitholders. Furthermore, the manner in which we seek to structure acquisitions is dependent on the tax legislation and practice applicable at that time in the relevant jurisdiction. This may mean that we find it difficult to carry out acquisitions in a particular territory or in certain asset classes in any such territory for a period of time. Taxes and other constraints that would be applicable to us in such jurisdictions may not be applicable to local institutions or other parties and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

Our partnership’s ability to make distributions depends on us receiving sufficient cash distributions from our underlying operations and we cannot assure our unit holders that our partnership will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

We are subject to local taxes in each of the relevant territories and jurisdictions (such as Canada, the United States, Brazil and Chile) in which we have operations, including taxes on our income, profits or gains and withholding taxes. As a result, our partnership’s cash available for distribution is reduced by such taxes and the post-tax return to investors is similarly reduced by such taxes. We intend that future acquisitions be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences for us as a result of making such acquisitions.

Each of our unitholders will be required to include in their income its allocatable share of our partnership’s items of income, gain, loss, deduction and credit (including, so long as it is treated as a partnership for tax purposes, our partnership’s allocatable share of those items of Brookfield Infrastructure) for each of our taxable years ending with or within such unitholder’s taxable year. See Item 10.E “Taxation.” With respect to each of our unitholders, the cash distributed to a unitholder may not be sufficient to fund the payment of the full amount of such unitholder’s tax liability in respect of its investment in our partnership because such unitholder’s tax liability is dependent on their particular tax situation and we will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner’s board of directors and we cannot assure our unitholders that our partnership will in fact make cash distributions as intended. See Item 8.A “Consolidated Statements and Other Financial Information.” Even if our partnership is unable to distribute cash in an amount that is sufficient to fund our unitholders tax liabilities, each of our unitholders will still be required to pay income taxes on their share of our partnership’s taxable income.

Our unitholders may be subject to taxes and tax filing obligations in jurisdictions in which they are not resident for tax purposes or are not otherwise subject to tax.

Because of our unitholders’ holdings in our partnership, our unitholders may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which they are a resident for tax purposes or are not otherwise subject to tax. Although we will attempt, to the extent reasonably practicable, to structure our operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which we are unable to do so. Income or gains from our holdings may be subject to withholding or other taxes in jurisdictions outside our unitholders’ jurisdiction of residence for tax purposes or in which they are not otherwise subject to tax. If any of our unitholders wish to claim the benefit of an applicable income tax treaty, such unitholders may be required to submit information to our partnership and/or the tax authorities in such jurisdictions.

Our unitholders may be exposed to transfer pricing risks.

To the extent that our partnership, Brookfield Infrastructure, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by such entities and therefore the return to investors could be reduced.

Our Managing General Partner and the Infrastructure GP LP believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and are comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. The Managing General Partner and the Infrastructure GP LP therefore do not anticipate that the amounts of income (or loss) allocated to our unitholders will be adjusted. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of Brookfield Infrastructure or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our partnership for tax purposes. In addition, our unitholders may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. Our Managing General Partner and Infrastructure GP LP advise that satisfactory contemporaneous documentation for these purposes has been and will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement. Accordingly, our Managing General Partner and the Infrastructure General Partner do not anticipate that the amounts of income (or loss) allocated to our unitholders for tax purposes will be required to be adjusted or that our unitholders, our partnership, or Brookfield Infrastructure will be subject to transfer pricing penalties described above. However, no assurance can be given in this regard.

United States

The Internal Revenue Service may disagree with the valuation of the spin-off dividend.

Our U.S. unitholders received a dividend as a result of the spin-off equal to the fair market value of the units of our partnership received by them in the spin-off plus the amount of cash received in lieu of fractional units. We used the volume weighted average trading price of our units on the NYSE for the five trading days immediately following the spin-off to calculate the fair market value of our units at $20.5565. This valuation is not binding on the Internal Revenue Service, or IRS. The IRS may disagree with this valuation and this could result in increased tax liability to the unitholders.

If either our partnership or Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, the value of our units may be adversely affected.

The value of our units will depend in part on our partnership and Brookfield Infrastructure being treated as partnerships for U.S. federal income tax purposes. Our partnership and Brookfield Infrastructure have each made an election to be treated as a partnership for U.S. federal income tax purposes. However, in order for our partnership to be considered a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act and related rules. Although we intend to manage our affairs so that our partnership would not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status would generally result in recognition of gain (but not loss) to U.S. unitholders; (ii) our partnership would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to our U.S. unitholders would be taxable as dividends to the extent of our partnership’s earnings and profits; (iv) dividends, interest, and certain other passive income our partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. holders of our units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. unitholders (other than certain U.S. corporate unitholders who own 10% or more of our units) would not be allowed a tax credit with respect to any such tax withheld; (v) the “portfolio interest” exemption would not apply to interest income of our partnership derived from entities bearing certain relationships to our partnership (although certain non-U.S. holders of our units nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income) and (vi) our partnership could be classified as a “passive foreign investment company” (as defined in the U.S. Internal Revenue Code), and such classification would have adverse tax consequences to U.S. unitholders with respect to distributions and gain recognized on the sale of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership’s U.S. assets equaled or exceeded sixty percent of the value of our partnership’s total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. It is not expected that our partnership’s U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

Neither our partnership nor Brookfield Infrastructure has requested, and they do not plan to request, a ruling from the IRS on their tax status for U.S. federal income tax purposes or as to any other matter affecting us.

A non-U.S. person who holds more than 5% of our units very likely will be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, which may have a material adverse effect on the return to such person from an investment in our units.

A non-U.S. person who holds more than 5% of our units very likely will be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. person holds more than 5% of our units, special attribution rules apply. The application of the FIRPTA rules to a non-U.S. person who holds (or is deemed to hold) more than 5% of our units could have a material adverse effect on such non-U.S. person. Accordingly, our partnership does not believe that it is generally advisable for a non-U.S. person to own more than 5% of our units. If any of our unitholders is a non-U.S. person and owns or anticipates owning more than 5% of our units, such person should consult their tax advisors. See Item 10.E “Taxation – United States Tax Considerations – Consequences to Non-U.S. Holders of Our Units.”

We may be subject to U.S. “backup” withholding tax or other U.S. withholding taxes if our unitholders fail to comply with U.S. tax reporting rules or if the IRS or other applicable state and local taxing authorities do not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our partnership, and, therefore, all of our unitholders on a pro rata basis.

We may become subject to U.S. “backup” withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) if our U.S. and non-U.S. unitholders fails to timely provide our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state and local taxing authorities. See Item 10.E “Taxation — United States Tax Considerations — Administrative Matters — Backup and Other Administrative Withholding Issues.” Accordingly, it is important that each of our unitholders timely provides our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any unitholder fails to timely provide the applicable forms (or such form is not properly completed), or should the IRS or other applicable state and local taxing authorities not accept our withholding methodology, our partnership may treat such U.S. “backup” withholding taxes or other U.S. withholding taxes as an expense, which will be borne by all unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt entities face unique U.S. tax issues from owning our units that may result in adverse U.S. tax consequences to them.

Our partnership and Brookfield Infrastructure are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by Brookfield Infrastructure, such property generally would constitute “debt-financed property,” and any income or gain realized on such property and allocated to a tax-exempt entity generally would constitute “unrelated business taxable income” to such tax-exempt entity. In addition, even if such indebtedness were not used either by our partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt U.S. unitholder used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes “debt-financed property” to such unitholder with the consequences noted above. A tax-exempt entity is subject to U.S. federal income tax at regular graduated rates on the net amount of its unrelated business taxable income. In addition, a tax-exempt entity is required to file a U.S. federal income tax return for any taxable year that the tax-exempt entity derives gross income characterized as unrelated business taxable income in excess of $1,000. The potential for having income characterized as unrelated business taxable income may make our units an unsuitable investment for a tax-exempt entity.

There may be limitations on the deductibility of our partnership’s interest expense.

For so long as our partnership is treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is a U.S. person (or otherwise taxable in the United States) generally will be taxed on their share of our partnership’s net taxable income. However, U.S. federal income tax law may limit the deductibility of such a unitholder’s share of our partnership’s interest expense. In addition, deductions for such a unitholder’s share of our partnership’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such unitholders may be taxed on amounts in excess of such unitholder’s share of the net income of our partnership. This could adversely impact the value of our units if our partnership was to incur (either directly or indirectly) a significant amount of indebtedness. See Item 10.E “Taxation – United States Tax Considerations – Consequences to U.S. Holders – Holding of Our Units.”

Non-U.S. persons face unique U.S. tax issues from owning our units that may result in adverse tax consequences to them.

Our partnership believes that it is not engaged in a U.S. trade or business for U.S. federal income tax purposes, and intends to use commercially reasonable efforts to structure its activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States Real Property Interest,” as defined in the U.S. Internal Revenue Code. Accordingly our partnership’s non-U.S. unitholders will generally not be subject to U.S. federal income tax on interest, dividends and gains derived from non-U.S. sources. It is possible, however, that the IRS could disagree or that the U.S. federal tax laws and Treasury regulations could change and our partnership could be deemed to be engaged in a U.S. trade or business, which would have a material adverse effect on non-U.S. unitholders. If, contrary to our partnership’s expectations, our partnership is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States Real Property Interest, non-U.S. unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, which our partnership may be required to withhold.

To meet U.S. federal income tax and other objectives, our partnership and Brookfield Infrastructure will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, our partnership and Brookfield Infrastructure will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction and credit realized in the first instance by our operating entities will not flow, for U.S. federal income tax purposes, directly to Brookfield Infrastructure, our partnership, or our unitholders, and any such items may be subject to a corporate income tax, in the United States and other jurisdictions, at the level of the Holding Entities. Any such additional taxes may adversely affect our ability to operate solely to maximize our cash flow.

Certain of our Holding Entities or operating entities may be, or may be acquired through, an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.

Based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, we do not believe that any operating entities are or are likely to become a “passive foreign investment company” for U.S. federal income tax purposes. However, we may in the future acquire certain investments or operating entities through one or more Holding Entities which may be treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be or become treated as passive foreign investment companies. U.S. unitholders face unique U.S. tax issues from indirectly owing interests in a passive foreign investment company that may result in adverse U.S. tax consequences to them. See Item 10.E “Taxation — United States Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies.”

Tax gain or loss on disposition of our units could be more or less than expected.

If our unitholders sell their units and are taxable in the United States, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those units. Prior distributions to out unitholders in excess of the total net taxable income allocated to them, which decreased the tax basis in their units, will in effect become taxable income to them for U.S. federal income tax purposes if the units are sold at a price greater than their tax basis in those units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to out unitholders.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (and Brookfield Infrastructure) to meet the “qualifying income” exception to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

Our partnership’s organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from time-to-time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

The IRS may not agree with certain assumptions and conventions that we use in attempting to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction and credit to our unitholders.

Our partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to our unitholders in a manner that reflects such unitholders’ beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because our partnership cannot match transferors and transferees of our units, our partnership will adopt depreciation, amortization and other tax accounting conventions that may not conform with all aspects of existing Treasury regulations. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of the units or the time when the units are issued by our partnership) through the application of certain accounting principles that we believe are reasonable for our partnership. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of our units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns.

Our unitholders may be subject to state, local and non-U.S. taxes and return filing requirements as a result of holding our units.

Our unitholders may be subject to state, local and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which either our partnership or Brookfield Infrastructure does business or owns property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each of our unitholders to file all U.S. federal, state, local and non-U.S. tax returns that may be required of such unitholder.

Our partnership may not be able to furnish to each of our unitholders specific tax information within 90 days after the close of each calendar year, which means that our unitholders who are U.S. taxpayers should anticipate the need to file annually a request for an extension of the due date of their income tax return.

It may require longer than 90 days after the end of our partnership’s fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for our partnership. For this reason, our unitholders who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See Item 10.E “Taxation — United States Tax Considerations — Administrative Matters — Information Returns.”

The sale or exchange of 50% or more of our units will result in the termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for U.S. federal income tax purposes for all our unitholders and could result in possible acceleration of income to certain of our unitholders and certain other consequences that may adversely affect the value of our units. See Item 10.E “Taxation — United States Tax Considerations — Administrative Matters — Constructive Termination.”

Canada

Canada Revenue Agency may disagree with our valuation of the spin-off dividend.

Our unitholders will be considered to have received a dividend as a result of the spin-off equal to the fair market value of the units of our partnership received by them in the spin-off plus the amount of cash received in lieu of fractional units. We used the volume weighted average trading price of our units on the NYSE for the five trading days immediately following the spin-off to calculate the fair market value of our units at $20.5565 per unit for these purposes. This amount is not binding on the Canada Revenue Agency, or the CRA may disagree with this valuation and this could result in increased tax liability to our unitholders.

Tax proposals may deny the deductibility of losses arising from our unitholders’ units in our partnership in computing their income for Canadian federal income tax purposes.

On October 31, 2003, the Department of Finance released for public comment tax proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Income Tax Act (Canada), or the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from our unitholders’ units in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and Brookfield Infrastructure will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders or that it may not differ significantly from the REOP Proposals described above and in Item 10.E “Taxation – Canadian Federal Income Tax Considerations.”

If the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests earn income that is foreign accrual property income our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Each of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest is expected to be a “controlled foreign affiliate”, as defined in the Tax Act, of Brookfield Infrastructure. If any of such non-Canadian subsidiaries earns income that is “foreign accrual property income”, or FAPI, as defined in the Tax Act, in a taxation year, Brookfield Infrastructure’s proportionate share of such FAPI must be included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes for the fiscal period of Brookfield Infrastructure in which the taxation year of such controlled foreign affiliate that earned the FAPI ends, whether or not Brookfield Infrastructure actually receives a distribution of such income. Our partnership will include its share of such FAPI of Brookfield Infrastructure in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

If any of the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests were not considered to be a controlled foreign affiliate of Brookfield Infrastructure or is a tracked interest, the interest in the non-Canadian subsidiary would be subject to the proposals regarding the taxation of investments in foreign investment entities contained in Bill C-10, unless another exemption is available.

Each of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest is expected to be a controlled foreign affiliate and not a tracked interest of Brookfield Infrastructure. On that basis, Brookfield Infrastructure’s interest in such non-Canadian subsidiaries will be exempt from the legislative proposals regarding the taxation of investments in foreign investment entities contained in Bill C-10, which was passed by the House of Commons on October 29, 2007 and received second reading in the Senate on December 4, 2007, or the FIE Proposals. However, if any of such non-Canadian subsidiaries becomes a tracked interest or ceases to be a controlled foreign affiliate of Brookfield Infrastructure or if interests in subsequently acquired non-Canadian subsidiaries are tracked interests or such subsequently acquired non-Canadian subsidiaries are not controlled foreign affiliates of Brookfield Infrastructure, Brookfield Infrastructure’s interest in such non-Canadian subsidiary would be subject to the FIE Proposals, unless another exemption from the FIE Proposals is available. If the FIE Proposals were to apply, the income tax consequences of an investment in our partnership could be materially different in certain respects from those described in Item 10.E “Taxation — Canadian Federal Income Tax Considerations,” and our unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

Unitholders who are not resident in Canada may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or Brookfield Infrastructure if our partnership or Brookfield Infrastructure were considered to carry on business in Canada.

If our partnership or Brookfield Infrastructure were considered to carry on a business in Canada for purposes of the Tax Act, unitholders who are not resident in Canada or deemed to be resident in Canada for purposes of the Tax Act, or non-Canadian limited partners, would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and Brookfield Infrastructure, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or Brookfield Infrastructure is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our partnership and Brookfield Infrastructure carries on business in Canada for purposes of the Tax Act.

If our partnership or Brookfield Infrastructure is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each of the taxation years in which they were a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our partnership from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention. However, under tax proposals contained in Bill C-50 which received second reading in the House of Commons on April 10, 2008, or the Bill C-50 Proposals, non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure if the disposition is an “excluded disposition” as defined in the Bill C-50 Proposals. The Bill C-50 Proposal will be effective for disposition that occur after 2008 but no assurance can be given that this tax proposal will be enacted.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or Brookfield Infrastructure on dispositions of “taxable Canadian property”.

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or Brookfield Infrastructure on the disposition of “taxable Canadian property” as defined in the Tax Act (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange, and listed shares where the number of shares owned exceeds prescribed amounts) other than “treaty-protected property” as defined in the Tax Act. Property of our partnership and Brookfield Infrastructure generally will be treaty-protected property to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to realize capital gains or losses from dispositions of taxable Canadian property. However, no assurance can be given in this regard. Prior to 2009, non-Canadian limited partners will be required to file a Canadian federal income tax return for any taxation year in which our partnership or Brookfield Infrastructure disposes of taxable Canadian property even if any gain arising therefrom is exempt from Canadian federal income tax under an applicable income tax treaty or convention. Commencing in 2009, non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure if the disposition is an “excluded disposition” for the purposes of the Tax Act. However after 2008, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partner in respect of the disposition but is not because of a tax treaty. In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which CRA holds adequate security); and (d) each taxable Canadian property disposed of by the taxpayer in the taxation year is either (i) “excluded property” as defined in subsection 116(6) of the Tax Act or (ii) is property in respect of the disposition of which a certificate under subsection 116(2),(4) or (5.2) has been issued by CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure after 2008.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are taxable Canadian property.

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the units are taxable Canadian property, unless the units are treaty-protected property to such non-Canadian limited partner. In general, our units will be taxable Canadian property at the time of disposition or deemed disposition if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Since our partnership’s assets will consist principally of units of Brookfield Infrastructure, our units would generally be taxable Canadian property if the units of Brookfield Infrastructure held by us were considered to be used or held by us in a business carried on in Canada or if applying the greater than 50% test to Brookfield

Infrastructure, its units were taxable Canadian property at any time during the relevant 60-month period. Units of our partnership will be treaty protected property if the gain on the disposition of the units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner advises that our units are not expected to be taxable Canadian property but no assurance can be given in this regard. See Item 10.E “Taxation — Canadian Federal Income Tax Considerations — Taxation of Non-Canadian Limited Partners.” Prior to 2009, if our units constitute taxable Canadian property, non-Canadian limited partners will be required to file a Canadian federal income tax return for any taxation year in which the non-Canadian limited partner disposes of our units even if any gain arising therefrom is exempt from Canadian federal income tax under an applicable income tax treaty or convention. Commencing 2009, if our units constitute taxable Canadian property, non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of our units if the disposition is an excluded disposition (as discussed above). If our units constitute taxable Canadian property, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units after 2008.

Non-Canadian limited partners may be subject to Canadian federal reporting and withholding tax requirements on the disposition of taxable Canadian property.

Non-Canadian limited partners who dispose of taxable Canadian property, other than “excluded property” as defined in the Tax Act (or who are considered to have disposed of such property on the disposition of such property by our partnership or Brookfield Infrastructure), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA either prior to the transaction or not later than 10 days after the disposition occurs. Our Managing General Partner advises that our units are not expected to be taxable Canadian property and our Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to dispose of property that is taxable Canadian property but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to Brookfield Infrastructure will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. If CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Pursuant to recent proposed amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty which will be effective after the Fifth Protocol has been ratified, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

While we expect the Holding Entities to look-through our partnership and Brookfield Infrastructure in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case, we will withhold Canadian federal withholding tax from all payments made to Brookfield Infrastructure that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E “Taxation - Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

We may not be able to provide unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due.

We may not be able to provide unitholders with specific information required to file their Canadian federal income tax returns by the time such tax returns are due. In such cases, our unitholders who are required to file Canadian federal income tax returns will be required to estimate the income or loss arising in respect of their investment in our partnership for the relevant year. This could result in liability for additional taxes, interest and possibly penalties if the actual amount of income allocable from the investment in our partnership for such year turns out to be higher.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Units of our partnership will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds, registered education savings plans, registered disability savings plans, and commencing 2009, tax-free savings accounts, collectively registered plans, provided that our units are listed on a designated stock exchange (which would include the NYSE). However, unitholders may be subject to a penalty in respect of our units held in their tax-free savings account if our units are a “prohibited investment” for their tax-free savings account. In general, our units will be a prohibited investment for a unitholder’s tax-free savings account if (i) the unitholder, together with persons and partnerships with which the unitholder does not deal at arm’s length, holds 10% or more of the aggregate fair market value of all the units of our partnership, (ii) the unitholder does not deal at arm’s length with our partnership, (iii) the unitholder holds a “significant interest” within the meaning of subsection 207.01(4) of the Tax Act in a corporation, partnership or trust with which our partnership does not deal at arm’s length or (iv) our units are “restricted property” for a tax-free savings account as prescribed by the regulations to the Tax Act, unless our units are “prescribed property” for the unitholder’s tax-free savings account. Unitholders should consult their own tax advisors for advice with respect to whether our units would be a prohibited investment for their tax-free savings account. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers.

The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our partnership or Brookfield Infrastructure is a “specified investment flow-through” partnership.

On October 31, 2006, the Minister of Finance (Canada) announced tax proposals to significantly change the taxation of most publicly traded trusts and partnerships and distributions or allocations, as the case may be, from these entities to their investors. Legislation to implement these proposals was contained in Bill C-52 which received Royal Assent on June 22, 2007, referred to herein as the SIFT Rules. Under the SIFT Rules, certain income and gains earned by a “specified investment flow-through” partnership, or SIFT Partnership, will be subject to income tax at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a SIFT Partnership will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the SIFT Rules (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada, that are held by the SIFT Partnership and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the SIFT Partnership holds of entities affiliated with such entity, an aggregate fair market value that is greater than 50% of the equity value of the SIFT Partnership. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the federal corporate tax rate, plus an amount on account of provincial tax.

Under the SIFT Rules, our partnership and Brookfield Infrastructure could each be a SIFT Partnership if it is a “Canadian resident partnership”. However, pursuant to tax proposals announced by the Minister of Finance (Canada) on December 20, 2007, Brookfield Infrastructure would not be a SIFT Partnership if our partnership is a SIFT Partnership, whether or not Brookfield Infrastructure is a Canadian resident partnership. Our partnership and Brookfield Infrastructure will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership and Brookfield Infrastructure at any relevant time. However, no assurance can be given in this regard. If our partnership or Brookfield Infrastructure are SIFT Partnerships under the SIFT Rules, the Canadian income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E “Taxation — Canadian Federal Income Tax Considerations.” In addition, even if the SIFT Rules do not apply to our partnership or t Brookfield Infrastructure at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

ITEM 4.	INFORMATION ON THE COMPANY

4.A	HISTORY AND DEVELOPMENT OF BIP

Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. Our registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and our telephone number at that address is +1 441 296-4480.

Our partnership and its related entities were established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield was a promoter of the spin-off within the meaning of applicable Canadian securities legislation for its role in founding and organizing our partnership. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. Our Manager is an affiliate of Brookfield. Our sole material asset is a 60% limited partnership interest in Brookfield Infrastructure, a limited partnership through which we indirectly hold all of our current operations. Brookfield holds the remaining 40% interest in Brookfield Infrastructure through a 1% general partnership interest and a 39% limited partnership interest. Brookfield’s 1% general partnership interest in Brookfield Infrastructure also entitles it to receive incentive distributions from Brookfield Infrastructure. The economic interests in Brookfield Infrastructure noted above do not reflect the exercise of the equity commitment referred to in this Form 20-F or interests to be acquired under Brookfield Infrastructure’s distribution reinvestment plan.

All of the interests in our partnership, from its formation until the completion of the spin-off on January 31, 2008, were held by Brookfield and its subsidiaries. Prior to the spin-off, Brookfield effected a reorganization so that the our current operations were held by the Holding Entities, the common shares of which are wholly-owned by Brookfield Infrastructure. Prior to the spin-off, Brookfield held an approximate 60% limited partnership interest in Brookfield Infrastructure and one or more wholly-owned subsidiaries of Brookfield held the remaining 40% interest in Brookfield Infrastructure through a 1% general partnership interest and an approximate 39% limited partnership interest. In order to complete the spin-off, Brookfield transferred the approximate 60% limited partnership interest in Brookfield Infrastructure that it held to our partnership in consideration for our units. These units were then distributed by Brookfield on January 31, 2008 to holders of record of its Class A limited voting shares and Class B limited voting shares as a special dividend. The remaining limited partnership interest in Brookfield Infrastructure held by one or more wholly-owned subsidiaries of Brookfield is subject to the Redemption-Exchange Mechanism.

Brookfield acquired the following interests in our current operations prior to the spin-off: (i) a 50% interest in Island Timberlands, our Canadian timber operations, in May 2005; (ii) a 27.8% interest in Transelec, our Chilean transmission operations, in June 2006; (iii) 7%-18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; (iv) a 100% interest in Great Lakes Power Transmission L.P., our Ontario transmission operations, in 1982; and (v) a 100% interest in Longview, our U.S. timber operations, on April 20, 2007. Upon completion of the spin-off and certain follow-on transactions, Brookfield transferred to us certain interests in these assets. Brookfield retained an interest in each of Transelec, Island Timberlands and Longview, and therefore the infrastructure division’s ownership interests in these operations is different than the current ownership interests of Brookfield Infrastructure.

Our current operations include interests in electricity transmission assets held directly and through consortiums in Chile, Brazil and Canada, comprised of:

•

a 17.8% interest in Transelec which owns 8,279 kilometers, or km, of transmission lines in Chile that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the transmission lines between 110 kV and 500 kV in Chile;

•

ownership of 7% to 18% interests in a group of five related transmission investments comprising over 2,100 km of transmission lines in Brazil, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005; and

•

a 100% interest in Great Lakes Power Transmission L.P. which owns approximately 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario. Our Ontario operations were transferred by Brookfield to us on March 12, 2008 following receipt of required regulatory approvals.

Our current operations also include interests in timberlands held in partnership with Brookfield and other consortium members in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States, comprised of:

•

a 37.5% interest in Island Timberlands which owns approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million cubic meters, or m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3, and approximately 33,625 acres of higher and better use properties, or HBU lands, which are properties that we believe will have greater value if used for a purpose other than as timberlands, such as real estate development or conservation; and

•

a 30% interest in Longview which owns approximately 588,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 37.5 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.4 million m3.

In addition, we have the ability to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have agreed that we will participate in any such partnership through a commitment of up to $600 million provided that: (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital, and (iii) the transaction is completed within 18 months. Our agreement is also subject to a financing condition in our favor.

About Brookfield

Brookfield is a global asset management company focused on property, power and other infrastructure assets with approximately $95 billion of assets under management and more than 300 investment professionals and 9,700 operating employees around the world. Brookfield’s strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns.

4.B	BUSINESS OVERVIEW

Our Partnership

Our partnership and its related entities were established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. Our Manager is an affiliate of Brookfield. Our sole material asset is a 60% limited partnership interest in Brookfield Infrastructure, a limited partnership through which we indirectly hold all of our current operations.

Current Operations

Electricity Transmission

Overview

Electricity transmission assets provide the critical link for the high-voltage transmission of electricity from generators to consumers of electricity. Electricity transmission is a natural monopoly and is generally provided by a single supplier, with revenues regulated either on a cost plus basis or under long-term concessions. Both of these revenue mechanisms provide secure cash flow streams that, in many instances, are not subject to volume or utilization risk. Due to their combination of high capital costs and low variable costs, electricity transmission systems generally have very high operating margins. Since the cost of electricity transmission is typically a minor component of an end user’s electricity bill, regulators in many jurisdictions are sanctioning pricing regimes that encourage capital investment to ensure reliability and support economic growth rather than focusing on lowering transmission rates.

Our current electricity transmission assets are held directly and through consortiums in Chile, Brazil and Canada.

Location	Description	Our Interest
Chile	8,279 km of transmission lines that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 46% of the high voltage lines between 110 kV and 500 kV in Chile.	17.8%[1]
Brazil	over 2,100 km of transmission lines, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005.	7% to 18%[2]
Canada	approximately 550 km of 44 kV to 230 kV transmission lines that comprise an important component of Ontario’s transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario.	100%[3]

1	Percentage includes the increase in ownership resulting from the purchase price adjustment, paid on April 14, 2008, which was made upon finalization of the previous transmission industry rate proceeding.

2	Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners, with ownership in each asset ranging from 7% to 18%.

3	Our Ontario transmission operations were transferred by Brookfield to us on March 12, 2008 following closing of the spin-off and upon receipt of required regulatory approvals.

Our Chilean operations were acquired by Brookfield on June 30, 2006 from Hydro Quebec International Inc. and International Finance Corporation by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the previous transmission industry rate proceeding. In conjunction with the funding of this purchase price adjustment, our ownership in Transelec increased from 10.7% to 17.8%. Brookfield acquired our Brazilian transmission investments in July 2006. These investments were transferred to us in November 2007. Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners with ownership ranging from 7% to 18%. Our Ontario transmission operations were transferred to us on March 12, 2008 upon receipt of approval by the Ontario Energy Board, or OEB.

Revenue Framework

The revenue framework for our transmission operations is a combination of regulated sales, concessions and long-term contracts with large customers.

In Chile, which has a long tradition of supportive regulatory frameworks for utility assets, regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system for high voltage transmission (500 kV or above) plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted on a semi-annual basis by a multi-component inflation index that is designed to approximate the changes in underlying costs drivers. The replacement, operational, maintenance and administration costs, the indexation formula and the asset life of the transmission system are determined every four years in a transmission study performed by an independent consultant, subject to final approval by the experts’ panel, which is the arbitrator for the electricity industry in Chile. Once revenue has been calculated, it is allocated to market participants as a fixed charge; thus our Chilean high voltage transmission operations do not have volume risk. For lower voltage transmission lines the framework for regulatory revenues is similar to that for high voltage transmission lines; however, the 10% annuity return is assessed on the demand adapted system, which factors in projected usage of the system over a forecast period in determining replacement cost. Since our regulated Chilean operations earn a 10% annuity return on replacement cost, we effectively earn a real pre-tax 10% return on capital investments. In addition, the 10% return rate framework is provided for by Chilean law which would require legislative action to revise.

Approximately 60% of our revenues in Chile are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework; however, we believe these contracts have greater certainty than our regulated revenues since all of the material drivers such as the regulated asset base and the indexation formula are stipulated in the contracts rather than periodically determined. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority of this contracted revenue will convert to the regulatory framework; the balance remaining contractual. We believe that the risks of default or non-renewal on similar terms for these contracts is relatively low because transmission is an essential operating expense that must be paid by generators in order for them to sell the power output of their generating assets. In particular, our largest single customer’s power generation portfolio is comprised principally of hydro-electric facilities, which we believe have a minimal risk of shut down for economic reasons.

For both the regulated and contracted revenues of our Chilean operations, we earn a return on replacement cost that is comprised of Chilean pesos and U.S. dollars. As a result, even though our revenues are converted into Chilean pesos and billed to customers on a monthly basis, we economically have a combination of Chilean peso and U.S. dollar revenue.

Pursuant to Chilean law, for our high voltage transmission lines we have the exclusive ability to invest in any approved upgrades to our trunk transmission asset base at rates determined in accordance with the Chilean regulatory framework described above. Expansions to the transmission system are put out to competitive bid, under which the qualified bidder with the lowest fixed price 20-year toll is awarded the project. Due to our scale within Chile and our intimate knowledge of the transmission system and permitting landscape, we believe that we are well positioned to compete for expansion projects. For our lower voltage transmission lines, we have the discretion to invest in upgrades and expansions of our system, as well as the responsibility to invest sufficient capital to maintain reliability without having to obtain regulatory approval to obtain reimbursement.

In Brazil, the federal electricity regulator, Agência Nacional de Energía Eléctrica regulates expansion of the transmission system through the award of long-term concessions. Concessionaires are remunerated based on Annual Permitted Revenues, or APR, that is adjusted annually to account for changes in Brazilian inflation. APR is independent of load, volume or utilization of the transmission lines. Extraordinary revisions to APR are permissible due to changes in taxes, regulatory charges, required investments and other items that alter the economic-financial equilibrium of the concession in the view of the regulator. APR is subject to pre-specified penalties due to transmission line unavailability. In order to facilitate the financing of new projects, transmission concession revenues are front end loaded and have a single step down provision which reduces the capacity component of APR by 50% beginning in year 16 of transmission following commencement of operations for the remaining term of the 30-year concession.

Our Brazilian transmission investees generate their revenues in reis under five separate 30-year concession agreements. The average remaining life of our concessions is 26 years. Under the capacity component of revenues for each respective concession will be reduced by 50% beginning in 2017 through 2020, as provided under the concession agreements.

Our Brazilian transmission investments are subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return equal to 14.8% paid in Brazilian reis, including all distributions received to that date. We have the right to exercise our put between September 16, 2008 and November 15, 2008. For two months following the expiration of our put option, the third parties have a corresponding right to call our investment at a price calculated with the same formula.

Although it is a high quality transmission asset, Brookfield Infrastructure’s investment in TBE is passive. We will consider exercising our put option, pursuant to the above put/call arrangements. If exercised, we expect to direct the proceeds to acquisitions of infrastructure assets that provide greater opportunities for deploying our operations-oriented approach.

In Ontario, transmission revenues are based on periodic rate cases in which the OEB determines allowed revenue that provides for recovery of our operating and financing costs plus an after-tax return on equity. Currently, we are allowed to earn an 8.61% return on the equity, which is deemed to be 45% of our rate base. In Ontario, regulated rate base is equal to the historic cost of the system assets plus any capital expenditures less depreciation and other deductibles. The regulatory framework in Ontario does not provide for any inflationary adjustments. Once our revenue requirement has been determined, the OEB establishes tariffs. All transmission tariffs are combined into one pool and allocated to system users throughout the province. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads which are measured by the Independent Electricity System Operator. We expect our next rate review will occur later in 2008.

The principal means to grow our Ontario operations is to invest capital in excess of depreciation. Brookfield recently completed the construction of an $80 million upgrade to the system in Northern Ontario which increased adjusted net operating income. In the near term, we expect that our capital expenditures will approximately equal depreciation. Over the longer term, there are a number of potential electricity transmission projects in Ontario under development. If any of these projects come to fruition, we expect that we will have an opportunity to further grow our regulated rate base and corresponding earnings.

Key Highlights of our Electricity Transmission Operations

We believe that our transmission operations have a number of favorable characteristics that position us well for continued strong and growing cash flows as follows:

•

Stable revenues with inflationary growth. Due to our regulatory frameworks and contracts, combined with the essential nature of our service, our transmission systems have a very secure competitive position. All three systems generate stable revenue with no material volume risk and, in many instances, have automatic inflation escalators. Revenues for all three of our transmission operations are spread across a large user base, or have high quality credit investors, mitigating credit risk.

•

Constructive regulatory regimes. Our Chilean and Brazilian systems are subject to favorable regulatory regimes. Our Chilean system’s 10% return on replacement cost is stipulated in Chilean law. Thus, a change of law would be required to reduce this return. Furthermore, since it is a return on total assets, the risk that a regulator reduces rates based upon actual capital structure deployed is reduced. For our Brazilian system, rates are established in the concession agreement. The only factor that causes rates to fluctuate during the concession period is the cumulative change in Brazilian inflation.

•

Strong free cash flow generation. Since the Chilean regulatory and contractual frameworks are based on replacement cost and the Brazilian revenues are based on stipulated contractual amounts, we are not required to invest at our level of depreciation to prevent a decline in revenues in those countries. Since both systems are in good physical condition, maintenance capital expenditures are at relatively low levels. As a result of high profit margins combined with low maintenance capital expenditures, our transmission operations generate strong cash flow.

•

Expansion opportunities. Our Chilean and Ontario systems have significant revenue generating capital investment opportunities. Both Chile and Canada have economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. In addition, our Chilean operations are also well positioned to pursue opportunities to expand their subtransmission lines to augment their existing network.

Timber

Overview

Timber is a vital component of the global economy. In North America, timber is generally harvested for one of three types of end users: (1) lumber mills (which use saw logs to produce lumber), (2) pulp mills (which use pulpwood as a major source of fiber for use in the paper and containerboard industries) and (3) other wood products such as boards, structural and non-structural panels, moldings, etc. In addition, timber by-products are being increasingly viewed as a source of fuel or feed stock for biomass energy and ethanol production.

The use of timber in new home construction results in exposure to general economic and housing construction cycles. However, use in the much less cyclical repair and renovation and general construction markets as well as diversification across export markets provides mitigation to economic cycles. In addition, timber can either be harvested and sold in attractive price environments or “warehoused on the stump” for later harvest if and when prices recover. This ability to delay harvest and increase the value of timber inventory allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.

Our current timberlands assets are held in partnership with Brookfield and other consortium members and are located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States.

Location	Description	Our Ownership Percentage
Coastal British Columbia, Canada	approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3 and approximately 33,625 acres of HBU lands	37.5%
Oregon and Washington, United States	approximately 588,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 37.5 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.4 million m3	30%

In addition, we have the ability to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have agreed that we will participate in any such partnership through a commitment of up to $600 million provided that: (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital, and (iii) the transaction is completed within 18 months. Our agreement is also subject to a financing condition in our favour.

Our Canadian operations were acquired by Brookfield on May 30, 2005 and our U.S. operations were acquired by Brookfield on April 20, 2007.

These timberlands have a combined merchantable inventory of over 95 million m3 with 55% of this inventory in Douglas-fir, 31% in Whitewoods and the remainder composed of Cedar, Alder, Cypress and other species. These timberlands are heavily weighted to merchantable timber which offers strong, high value near-term harvest opportunities.

Merchantable volume by species and age class – Canada (000’s m3)

Merchantable volume by species and age class – United States (000’s m3)

Revenue Framework

The revenue framework for our timber business is a combination of log sales and, to a lesser degree, the sale of HBU lands. Our timber operations have very few long-term sales agreements, accounting for less than 10% of the value of annual log sales, with all logs sold at market prices and payments received in advance of delivery. Our primary markets are the Pacific Northwest region of the United States and Japan and, for our Canadian operations, the coastal region of British Columbia. Secondary markets include South Korea, China and other Asian markets. The preference of Japanese customers for large, high value primary growth Douglas-fir logs, for which no substitute exists, is a key driver in establishing export market demand.

Some of our timber operations, particularly those located in Canada, are located in regions where the land may be better served as a residential or commercial development. We estimate that approximately 33,625 acres of our lands are HBU lands that, as market conditions develop, could be opportunistically developed and sold for greater value if used for a purpose other than timberlands, such as real estate development or conservation, without materially impacting our sustainable harvest levels.

Key Highlights of our Timber Operations

We believe that our timber operations have a number of favorable characteristics that position us well for strong and growing cash flows as follows:

•

Scarce, high value, premium asset. Our timberlands are primarily comprised of softwood such as Douglas-fir and Hemlock that is generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Our timberlands include significant volumes of fine-grained Douglas-fir, which is considered a premium product and is in strong demand in the Asian export markets because of its aesthetic appeal and structural properties.

•

Market access and location. The coastal location of our Canadian timberlands provides access to the western U.S. and Asian markets, and our U.S. timberlands also have ready access to the Asian marketplace through the port of Longview. This access to multiple markets provides us flexibility to react quickly to changes in market conditions.

•

Favorable long-term industry dynamics. Sawmill modernization and construction has resulted in over three billion board feet of additional lumber manufacturing capacity in the Pacific Northwest in the last five years. Due to their high fixed cost structure, these mills will continue to operate in soft lumber pricing markets. We also expect our timberlands to benefit from increasing scarcity in global timber supplies. This increasing scarcity is expected to result from a number of factors including the Western Canadian mountain pine beetle infestation which has had a significant impact on the supply of Canadian timber from the interior of British Columbia and Alberta, newly implemented Russian log export restrictions, continued withdrawals of North American timberlands for conservation and alternative uses and competition for wood fibre for use in bio fuels.

•

Diversified product mix in highly productive climate. Our timberlands are diversified by species mix, age distribution, geographic location and customer type. As a result, we are well-positioned to serve the growing Canadian, U.S. and Asian timber markets. Species and age diversification allows us to offer over 200 different log sort grades, enabling us to meet the needs of a large customer base. Also, due to the climate of our coastal location, we have among the most productive timberlands in North America with an overall average annual growth rate on unmanaged natural stands of 3.68 m3 per acre, more than three times the average annual growth rate of timberlands located in the northeastern part of North America.

•

High margin business with sustainable cash flows. Our timber operations generate strong profit margins due to our low fixed cost structure and strategic harvesting decisions designed to enhance margins. In addition, our timberlands require minimal amounts of maintenance capital. This low capital intensity, together with high operating margins, allows our timberlands to produce sustainable cash flows that generally will capture inflammatory price increases.

However, despite these characteristics which we believe will position us well in the medium to long-term, we expect that the continued softness in the U.S. housing market, exacerbated by the extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce lumber for the housing market, putting downward pressure on log prices.

Our Growth Strategy

Our vision is to be a leading owner and operator of high quality infrastructure assets. We seek to grow by deploying our operations-oriented approach to enhance value and by leveraging our relationship with Brookfield to pursue acquisitions. To execute our strategy, we seek to:

•	incorporate our technical insight into the evaluation and execution of acquisitions;

•	maintain a disciplined approach to acquisitions;

•	actively manage our assets to improve operating performance; and

•	employ a hands-on approach to key value drivers such as capital investments, development projects, follow-on acquisitions and financings.

We believe that our relationship with Brookfield provides us with competitive advantages in comparison with a stand-alone infrastructure company in the following respects:

•

Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and other hard asset industries, Brookfield has in depth experience acquiring hard assets and with securitization techniques which are prevalent in the real estate sector and are increasingly being utilized in infrastructure and other financing sectors where the underlying assets have similar characteristics. We have an opportunity to benefit from this expertise.

•

Ability to pursue acquisitions of businesses that own infrastructure assets together with other assets that have a riskier cash flow profile. Such transactions may not be appropriate for us on a stand-alone basis. Brookfield has the skills and capital to acquire such companies and separate the infrastructure assets from the non-infrastructure assets. A good example of this is the acquisition of Longview, which had both a timber business and an integrated converting business that increased the overall risk profile of the company. Brookfield separated these two businesses and contributed an interest in the timber operations to us while retaining and restructuring the more volatile converting business. We believe that we will have an opportunity to acquire infrastructure assets through similar transactions in the future.

•

Ability to acquire assets developed by Brookfield through its operating platforms. Brookfield is well positioned to identify development opportunities. For example, Brookfield is actively pursuing greenfield development projects in the electricity transmission sector, and we expect that, if and when these development projects come to fruition, we will have an opportunity to acquire an interest in them from Brookfield.

•

Ability to participate alongside Brookfield and in or alongside Brookfield sponsored consortiums and partnerships. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B “Related Party Transactions – Relationship Agreement”.

Since Brookfield has large, well established operations in real estate and renewable power which is separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions.

Employees

Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management – Our Management”.

Intellectual Property

Our partnership, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions – Licensing Agreement”.

Properties

Our partnership’s principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

Governmental, Legal and Arbitration Proceedings

Our partnership may be named as a party in various claims and legal proceedings which arise in the ordinary course of business. Our partnership has not been in the previous 12 months and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our partnership’s financial position or profitability nor is our partnership aware of such proceedings that are pending or threatened.

4.C	ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart below presents a simplified summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

1	Brookfield’s limited partnership interest in Brookfield Infrastructure is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield Asset Management eventually owning 39% of our issued and outstanding units. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.”

Our Partnership

Our partnership, Brookfield Infrastructure Partners L.P., is a newly formed Bermuda exempted limited partnership that was established on May 21, 2007. Our partnership’s head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda, and our registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis.

Our partnership’s sole material asset is its approximate 60% limited partnership interest in Brookfield Infrastructure. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s limited partnership interests in Brookfield Infrastructure will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner which is not required to make such distributions and our partnership cannot assure you that it will make such distributions as intended.

Our Manager and Brookfield

The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our Managing General Partner

Our Managing General Partner serves as our partnership’s general partner and has sole authority for the management and control of our partnership which is exercised exclusively by its board of directors in Bermuda. Because our partnership’s only interest in Brookfield Infrastructure consists of limited partnership interests in Brookfield Infrastructure, which by law do not entitle the holders thereof to participate in partnership decisions, our Managing General Partner’s directors are not entitled to participate in the management or activities of Brookfield Infrastructure or the Holding Entities, including with respect to any acquisition decisions that they may make.

Brookfield Infrastructure and Holding Entities

Our partnership indirectly holds its interests in operating entities through the Holding Entities, which are newly formed entities. Brookfield Infrastructure owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Infrastructure GP LP and Infrastructure General Partner

The Infrastructure GP LP serves as the general partner of Brookfield Infrastructure and has sole authority for the management and control of Brookfield Infrastructure. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield Asset Management. Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interests of Brookfield Infrastructure. See Item 7.B “Related Party Transactions – Incentive Distributions.”

See also the information contained in this Form 20-F under Item 3.D “Risk Factors – Risk Relating to Us and Our Partnership,” Item 3.D “Risk Factors – Risk Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management,” Item 7.B “Related Party Transactions,” Item 10.B “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership,” Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement” and Item 7.A “Major Shareholders.”

4.D	PROPERTY, PLANTS AND EQUIPMENT

Our partnership’s principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors – Risks Relating to Our Operations and the Infrastructure Industry – Risks Relating to Our Electricity Transmission Operations – Our electricity transmission operations may require substantial capital expenditures in the future,” “– Our electricity transmission operations may engage in development projects which may expose us to various risks associated with construction,” “– Risks Relating to Our Timber Operations – A variety of factors may limit or prevent harvesting by our timber operations” and Item 5 “Operating and Financial Review and Prospects.”

ITEM 4E.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that is controlled and managed by affiliates of Brookfield Asset Management, or Brookfield. We were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of electricity transmission systems and timberlands, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can create value by implementing our operations-oriented approach described below to create value.

Our vision is to be a leading owner and operator of high quality infrastructure assets that produces an attractive risk-adjusted total return for our unit holders. We will seek to leverage Brookfield’s best-in-class operating platforms to invest in targeted assets and actively manage them to extract additional value following acquisition close. Due to similar asset characteristics and capital requirements, we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions and actively managing underlying assets to improve performance.

Effective November 27, 2007, Brookfield transferred to us interests in certain of our electricity transmission assets and timberlands, which we hold through our interest in Brookfield Infrastructure. On January 31, 2008, we were spun-off from Brookfield by way of a special dividend of our units to Brookfield’s shareholders. Accordingly, this section discusses the financial results for Brookfield Infrastructure for the period from November 27, 2007 to December 31, 2007. This section also discusses the financial results of Brookfield’s infrastructure division, the predecessor to Brookfield Infrastructure, for the period from January 1, 2007 to November 26, 2007 and the years ended December 31, 2006 and 2005 (see “Basis of Presentation” below). The information in this section is derived from and should be read in conjunction with the audited financial statements of Brookfield Infrastructure as at December 31, 2007 and for the period from November 27, 2007 to December 31, 2007, notwithstanding that Brookfield Infrastructure and our partnership were established on August 28, 2007 and May 21, 2007 respectively, as well as the audited combined financial statements for the predecessor for the period from January 1, 2007 to November 26, 2007 and as at and for the years ended December 31, 2006 and 2005, and the notes thereto.

All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U. S. GAAP.

Basis of Presentation

Our partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure, which we account for using the equity method. As a result, we focus most of our discussion and analysis on the financial statements of Brookfield Infrastructure as we believe these financial statements are more relevant to the reader than those of our partnership, because these statements present the financial position and results of our underlying operations in greater detail.

For accounting purposes, prior to November 27, 2007, the historical financial statements of Brookfield Infrastructure are the combined financial statements of its predecessor, Brookfield’s infrastructure division, which consists of Brookfield’s interests in certain electricity transmission and timber operations in North and South America. These financial statements include results of Brookfield’s ownership interests in the operations partially transferred by Brookfield to Brookfield Infrastructure on or prior to December 31, 2007 rather than Brookfield Infrastructure’s full ownership interests. Furthermore, these financial statements exclude (i) results of certain interests that were not owned by Brookfield during the period covered by the financial statements, and (ii) results of interests owned by Brookfield that had not yet been transferred to Brookfield Infrastructure as of December 31, 2007 due to pending regulatory approval for such transfer. These exclusions are described in further detail below.

The infrastructure division’s combined financial statements include 100% of the assets, liabilities, revenues and expenses of its underlying operations, with a minority interest to reflect the ownership interests of parties other than Brookfield. On that basis, the infrastructure division’s financial statements reflect the financial results of Brookfield’s:

•	27.8% interest in Transelec, our Chilean transmission operations, which Brookfield acquired in June 2006;

•	50% interest in Island Timberlands, our Canadian timber operations, which Brookfield acquired in May 2005;

•	100% interest in Longview, our U.S. timber operations, which Brookfield acquired on April 20, 2007; and

•	7% - 18% interests in TBE, a group of five related transmission investments in Brazil.

The infrastructure division’s balance sheet records the value of all assets and liabilities based upon book value, as reflected in the historical financial statements of each of the underlying operations. Because Brookfield did not consolidate all of the operations included in the infrastructure division’s combined financial statements, the combined financial statements are not consistent with Brookfield’s historical financial statements.

Furthermore, since Brookfield retained an interest in each of Transelec, Island Timberlands and Longview, the infrastructure division’s ownership interests in these operations are different than the ownership interests of Brookfield Infrastructure. Specifically, Brookfield Infrastructure’s ownership interests are 10.7% of Transelec, 37.5% of Island Timberlands and 30.0% of Longview. Thus, the infrastructure division’s financial results are not representative of Brookfield Infrastructure’s financial results for the historical periods.

Finally, the infrastructure division’s combined financial statements do not reflect the following interests in certain of Brookfield Infrastructure’s operations which resulted from transactions which were finalized after December 31, 2007:

•	Great Lakes Power Limited Transmission Division, which holds our Ontario transmission operations, which was transferred to us by Brookfield, upon receipt of regulatory approval, on March 12, 2008; and

•	an additional 7.1% ownership interest in Transelec as a result of an investment which was made on April 4, 2008.

We also discuss the results of operations of Brookfield Infrastructure on a segmented basis, which is consistent with how we manage our business. Our segments are electricity transmission and timber, each of which have their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in these segments. For each of our segments, we discuss Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Brookfield Infrastructure’s proportionate share is calculated by multiplying Brookfield Infrastructure’s percentage ownership interest in the operating entity by the applicable financial metric.

Non-GAAP Financial Measure

To measure performance, we focus on net income and adjusted net operating income. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as discussed below. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles, or U.S. GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool:

•

Adjusted net operating income does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Adjusted net operating income does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•

Adjusted net operating income does not include a performance fee accrued in 2006 and 2007 relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect we will accrue in the future.

Because of these limitations, adjusted net operating income should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying on our U.S. GAAP results and using adjusted net operating income only supplementally. However, adjusted net operating income is a key measure that management uses to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy. When viewed with our U.S. GAAP results, we believe that adjusted net operating income provides a more complete understanding of factors and trends affecting our underlying operations. Adjusted net operating income allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items that we believe ultimately will be included in cash return on capital. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures. We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield that was accrued in the years ended December 31, 2006 and 2007. This performance fee is calculated based upon a percentage of the increased appraised value of timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of these accruals as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the periods in which the related fee accrues. In addition, performance fees paid to Brookfield in the future will reduce incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit will reduce distributions to Brookfield, it would not be reflected in adjusted net operating income without adding back the performance fee.

We provide reconciliations of this non-GAAP financial measure to the most directly comparable U.S. GAAP measure, which is net income. Notwithstanding that we consider adjusted net operating income to be a measure of operating performance, in accordance with the policies of Canadian securities regulators we supplementally also provide reconciliations of adjusted net operating income to cash flow from operations.

Performance Targets and Key Measures

Our objective is to earn a total return of 11% to 15% per annum from the infrastructure assets that we acquire, including our current operations, when measured over the long term. This return will be generated from our initial adjusted net operating income plus growth in adjusted net operating income and asset values. We endeavor to manage our operations to generate increasing adjusted net operating income per unit over a very long period of time. If we are successful in doing so, we will be able to increase distributions to unitholders. Furthermore, the increase in our adjusted net operating income should result in capital appreciation of our operations. Thus, our key performance measure is the growth of adjusted net operating income per unit. We also measure our cash return on equity, which demonstrates how effectively we deploy the capital which has been entrusted to us by our unitholders. However, that a certain amount of the capital appreciation of our operations may not be reflected in our financial results for many years, if ever, until a realization event, which typically takes the form of gains on a direct or indirect disposition of the assets.

Based on the foregoing, our intention is to provide unitholders with an attractive total return on their investment, consisting of both cash distributions as well as increased unit value.

Although these are our long-term objectives, we cannot assure you that we will achieve them in any particular reporting period or year. Furthermore, we intend to pursue acquisitions that we believe are attractive on a long-term cash flow or total return basis, but may not be accretive on a short-term cash flow basis. Such acquisitions may adversely impact our adjusted net operating income per unit on a near-term basis following the acquisition.

Results of Operations

The results of Brookfield Infrastructure for the period from November 27, 2007 to December 31, 2007 and the predecessor for the period from January 1, 2007 to November 26, 2007 and prior years are discussed below.

Brookfield’s Infrastructure Division

The following table summarizes the combined results of our predecessor:

	As at and for the Period from January 1 to November 26	As at and for the Year Ended December 31
MILLIONS	2007	2006	2005
Revenue	$537.1	$307.8	$102.8
Adjusted net operating income	38.2	32.9	7.3
Net income (loss)	(64.3)	(4.9)	1.0
Total assets	7,556.0	4,668.5	973.4
Non-recourse borrowings	1,933.2	1,713.9	410.0
Divisional equity	1,527.1	349.8	266.8

The increase in revenue and adjusted net operating income for the period from January 1, 2007 to November 26, 2007 compared to the year ended December 31, 2006 was primarily due to the acquisition of our U.S. timber operations in April 2007, a full period of results for Transelec, as well as improved performance from our Canadian timber operations. The acquisition of our U.S. timber operations also contributed to the increase in net losses in the period from January 1, 2007 to November 26, 2007 compared to the year ended December 31, 2006, due to high levels of depletion following application of purchase accounting. This acquisition also contributed to the increase in total assets, non-recourse borrowings and divisional equity as at November 26, 2007 compared to December 31, 2006.

Revenue and adjusted net operating income for the year ended December 31, 2006 were higher than in 2005 due to the acquisition of our Chilean transmission operations in June 2006, and the fact that 2005 results only reflect the Canadian timber operations for seven months following their acquisition in May of that year. The increase in total assets and divisional equity between the year ended December 31, 2006 and the year ended December 31, 2005 reflects the acquisition of our Chilean transmission operations.

Net income and divisional equity are net of minority interest and reflect Brookfield’s 50.0% ownership of our Canadian timber operations and its 27.8% ownership of our Chilean transmission operations during the applicable periods. As of November 26, 2007 Brookfield owned 100% of our U.S. timber operations.

The following table reconciles net income to adjusted net operating income for the infrastructure division. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and other items, as well as minority interest related to those items:

	Period from January 1, 2007 to November 26, 2007	Year Ended December 31
MILLIONS		2006	2005
Net income (loss)	$(64.3)	$(4.9)	$1.0
Add back or deduct the following:
Depreciation, depletion and amortization	134.9	49.7	12.7
Deferred taxes and other items	(25.6)	37.7	—
Minority interest in the foregoing	(29.4)	(49.6)	(6.4)

Adjusted net operating income(1)	$15.6	$32.9	$7.3

(1)	We consider adjusted net operating income to be a measure of operating performance. The elimination of cash items from a non-GAAP liquidity measure would be prohibited by U.S. rules promulgated by the Securities and Exchange Commission. However, in accordance with the policies of Canadian securities regulators, notwithstanding that we consider adjusted net operating income to be a measure of operating performance, as supplemental information we set forth below a reconciliation of adjusted net operating income to cash flow from operating activities for the infrastructure division:

	Period from January 1, 2007 to November 26, 2007	Year Ended December 31
MILLIONS		2006	2005
Adjusted net operating income	$15.6	$32.9	$7.3
Accrued interest on debt	—	60.6	—
Other changes in non-cash working capital	42.4	(2.2)	13.0
Minority interest	22.6	30.8	7.4

Cash flow from operating activities	$80.6	$122.1	$27.7

The difference between net income and adjusted net operating income increased substantially in the period from January 1, 2007 to November 26, 2007 relative to December 31, 2006 due to increased depreciation, depletion and amortization expense in our U.S. timber operations as a result of application of purchase accounting following close of the acquisition in April 2007. The difference between net income and adjusted net operating income for the year ended December 31, 2006 relative to the year ended December 31, 2005 increased significantly due to increased depreciation and amortization expense in our Chilean transmission operations in June 2006 and the add back of an accrued performance fee in 2006 in respect of appreciation in the value of timber and HBU lands held by our Canadian timber operations. This increase in value is not included in our operating results as the lands are carried at historical cost.

Brookfield Infrastructure

The following table presents the results of Brookfield Infrastructure:

MILLIONS	Period from November 27, 2007 to December 31, 2007
Adjusted net operating loss	$(2.5)
Loss from equity accounted investments	$(7.8)
Net income	$1.1
Total assets	$932.4
Partnership capital	$907.8

The following table reconciles net income to adjusted net operating income for Brookfield Infrastructure. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and other items, as well as minority interest related to those items:

MILLIONS	Period from November 27, 2007 to December 31, 2007
Net income	$1.1
Add back or deduct the following:
Depreciation, depletion and amortization	2.6
Deferred taxes and other items	(6.2)

Adjusted net operating loss(1)	$(2.5)

(1)	We consider adjusted net operating income to be a measure of operating performance. The elimination of cash items from a non-GAAP liquidity measure would be prohibited by U.S. rules promulgated by the Securities and Exchange Commission. However, in accordance with the policies of Canadian securities regulators, notwithstanding that we consider adjusted net operating income to be a measure of operating performance, as supplemental information we set forth below a reconciliation of adjusted net operating income to cash flow from operating activities for the infrastructure division:

Period from November 27, 2007 to December 31, 2007
MILLIONS
Adjusted net operating loss	$(2.5)
Changes in non-cash working capital	2.5

Cash flow from operating activities	$—

Electricity Transmission Operations

Results of Operations

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth by investing additional capital in our existing operations and through acquisitions.

The following tables present our transmission segment’s financial results. In the case of periods ending on or prior to November 26, 2007, the tables present combined results for Brookfield’s infrastructure division. For periods after November 26, 2007, the tables present results for Brookfield Infrastructure. In order to demonstrate the impact of key value drivers on overall performance, we present our transmission segment’s proportionate share of underlying results. For comparability, our partnership share results for the period from November 27, 2007 to December 31, 2007 for Brookfield Infrastructure have been aggregated with our proportionate share of results for Brookfield’s infrastructure division for the period from January 1 to November 26, 2007.

	2007
MILLIONS, UNAUDITED	Period from January 1, 2007 to November 26, 2007	Proportionate Basis from January 1, 2007 to November 26, 2007	Partnership Share from November 27, 2007 to December 31, 2007	Total on Proportionate Basis
Gross revenue	$221.1	$23.7	$2.3	$26.0
Dividend income	—	—	0.5	0.5
Direct costs	(37.2)	(4.0)	(0.4)	(4.4)

Net operating income	183.9	19.7	2.4	22.1
Investment and other income	10.4	1.1	0.3	1.4
Interest expense[1]	(144.7)	(12.0)	(1.1)	(13.1)

Adjusted net operating income	49.6	8.8	1.6	10.4
Depreciation, depletion and amortization	(52.9)	(5.7)	(0.8)	(6.5)
Deferred taxes and other	(7.0)	(0.7)	(1.9)	(2.6)

Net income (loss)	$(10.3)	$2.4	$(1.1)	$1.3

	2006
MILLIONS, UNAUDITED	Year ended December 31, 2006	Proportionate Basis December 31, 2006
Gross revenue	$110.5	$11.8
Direct costs	(24.8)	(2.6)

Net operating income	85.7	9.2
Investment and other income	11.5	1.2
Interest expense[1]	(81.5)	(5.2)

Adjusted net operating income	15.7	5.2
Depreciation, depletion and amortization	(29.3)	(3.1)
Deferred taxes and other	5.5	0.3

Net income (loss)	$(8.1)	$2.4

(1)	Interest expense is presented net of income on restricted cash segregated to satisfy debt, and net of interest expense associated with intercompany debt.

On a year over year basis, our transmission businesses earned on a proportionate basis, $22.1 million of net operating income, $10.4 million of adjusted net operating income and $1.3 million of net income for the twelve months ended December 31, 2007, compared to $9.2 million of net operating income, $5.2 million of adjusted net operating income and $2.4 million, for the year ended December 31, 2006. The increase in net operating income was primarily a result of owning the interest in the Chilean transmission operations for the twelve months in 2007, compared to six months in 2006, and higher margins earned at our Chilean transmission operations. Operating margins at our Chilean transmission operations increased to 83.0% for 2007, in comparison with 77.9% for the year ended December 31, 2006, when margins were impacted by acquisition integration costs and a higher maintenance expense. Net income for the years ended December 31, 2007 and 2006 was significantly lower than adjusted net operating income due to depreciation and amortization charges of $6.5 million and $3.1 million, respectively. In 2007 and 2006, maintenance capital expenditures for the transmission segment were $7.7 million and $6.6 million respectively.

Business Developments

On April 4, 2008, Transelec increased its regulated asset base by approximately $110.9 million to a total of $494.4 million for the regulated component of its business. The terms of our stock purchase agreement required that our consortium pay a purchase price adjustment of $160.8 million to the seller, in respect of this increase. Brookfield Infrastructure has acquired from Brookfield an additional interest increasing its ownership interest in Transelec to 17.8% from 10.7%.

We acquired our Ontario transmission operations from Brookfield on March 12, 2008. As reflected in our acquisition agreements, the purchase price was $91.2 million plus the assumption of $121.1 million in long-term debt.

Our TBE investment is subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return equal to 14.8% paid in cash in Brazilian reis, after taking into account all distributions received to that date. We have the right to exercise our put between September 16, 2008 and November 15, 2008. For two months following the expiration of our put option, the third parties have a corresponding right to call our investment at a price calculated with the same formula.

Timber Operations

Results of Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. These timberlands are characterized by their ability to generate strong operating margins due to the premium prices that can be earned from many of their species. These operations are expected to provide an attractive return on capital employed over the long-term.

The revenue framework for the timber operations is a combination of log sales and, to a lesser degree, the sale of HBU lands, which are lands that we believe could be opportunistically sold for greater value if used for a purpose other than timber harvesting, such as real estate development or conservation. Long-term sales agreements account for less than 10% of the value of annual log sales. All logs are sold at market prices with payments received in advance of delivery.

The following tables present our timber segment’s financial results. In the case of periods ending on or prior to November 26, 2007, the tables present combined results for Brookfield’s infrastructure division. For periods after November 26, 2007, the tables present results for Brookfield Infrastructure. In order to demonstrate the impact of key value drivers on overall performance, we present our timber segment’s proportionate share of underlying results. For comparability, our partnership share results for the period from November 27, 2007 to December 31, 2007 for Brookfield Infrastructure have been aggregated with our proportionate share of results for Brookfield’s infrastructure division for the period from January 1 to November 26, 2007.

	2007
MILLIONS	Period from January 1, 2007 to November 26, 2007	Proportionate Basis from January 1, 2007 to November 26, 2007	Partnership Share from November 27, 2007 to December 31, 2007	Total on Proportionate Basis
Gross revenue	$316.0	$110.1	$6.1	$116.2
Direct costs	(207.9)	(72.9)	(5.6)	(78.5)

Net operating income	108.1	37.2	0.5	37.7
Investment and other income	9.0	3.3	(1.9)	1.4
Interest expense	(91.7)	(29.3)	(2.7)	(32.0)

Adjusted net operating income	25.4	11.2	(4.1)	7.1
Depreciation, depletion and amortization	(82.0)	(26.0)	(1.8)	(27.8)
Deferred taxes and other	0.3	0.1	(0.3)	(0.2)

Net income (loss)	$(56.3)	$(14.7)	$(6.2)	$(20.9)

	2006		2005
MILLIONS	Year ended December 31, 2006	Proportionate Basis December 31, 2006	Year ended December 31, 2005	Proportionate Basis December 31, 2005
Gross revenue	$197.3	$74.0	$102.8	$38.6
Direct costs	(138.2)	(51.8)	(77.9)	(29.2)

Net operating income	59.1	22.2	24.9	9.4
Investment and other income	4.7	1.8	2.5	0.9
Interest expense	(24.9)	(9.3)	(12.7)	(4.8)

Adjusted net operating income	38.9	14.7	14.7	5.5
Depreciation, depletion and amortization	(20.4)	(7.7)	(12.7)	(4.8)
Deferred taxes and other	(40.0)	(15.0)	—	—

Net income (loss)	$(21.5)	(8.0)	$2.0	$0.7

On a year over year basis, our timber operations generated $37.7 million of net operating income, $7.1 million of adjusted net operating income and a $20.9 million net loss during 2007, compared to $22.2 million of net operating income, $14.7 million of adjusted net operating income and a $8.0 million net loss in 2006. The increase in net operating income was due to including results for Longview from the close of its acquisition in April 2007 and improved performance in our Canadian timber operation, offset to a degree by continued softness in the U.S. housing market which negatively impacted the results of Longview.

Net loss for the year ended December 31, 2007 reflects a relatively higher level of depletion in our U.S. timber operations due to application of purchase accounting from the close of our Longview acquisition in April 2007. Net income also reflects charges of $3.1 million and $15.0 million for the 2007 and 2006 fiscal years, respectively, in respect of a performance fee payable to Brookfield as a result of the increased appraised value of timber and HBU land assets at our Canadian operations. The amount of the performance fee will be finalized in 2011 and will be based upon a percentage of the cumulative increase in the value of our Canadian timber operations during the preceding five year period over a threshold level. For the years ended December 31, 2007 and 2006, depreciation, depletion and amortization was $27.8 million and $7.7 million, respectively reflecting the application of purchase price accounting following the close of the Longview acquisition in April 2007. Maintenance capital expenditures were $5.8 million and $7.3 million for the years ended December 31, 2007 and 2006, respectively.

For the year ended December 31, 2007, operating margin for our timber segment excluding HBU sales, was 33.5% as compared to 31.2% for 2006. The change is principally due to changes in species mix and log pricing in our Canadian operations and the inclusion of our U.S. operations in 2007 which had higher margins than our Canadian business despite softness in pricing in the U.S. market for its species mix. Excluding HBU sales, our margins are expected to be approximately 35% for our Canadian timber operations and approximately 60% for our U.S. timber operations. Our U.S. timber operations have a higher margin since they make significant sales at the tree stump as compared to our Canadian timber operations, which absorb an amount of transportation costs. Furthermore, relative to our Canadian timber operations, our U.S. timber operations have a higher percentage of secondary growth which is a higher margin product.

Business Developments

In April 2008, Longview secured $1 billion of long-term financing from a lending syndicate. This issuance consists of three equal fixed rate tranches with an average term of 7.3 years and an average coupon of 5.17%, and a five-year $75 million floating rate note priced at LIBOR plus 160 basis points.

Expenses

Our historical financial statements for periods prior to November 27, 2007 do not reflect any general and administrative costs related to the infrastructure division, as opposed to its operating units, as it is difficult to allocate these costs since the infrastructure division was not a true stand-alone operating entity. Furthermore, the financial statements of the infrastructure division do not reflect the management fee or the public company costs our partnership will incur. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement or Brookfield Infrastructure’s limited partnership agreement in order to avoid double payment of base and incentive fees. See Item 6A - “Directors and Senior Management – Our Master Services Agreement – Management Fee” and Item 10B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Distributions”.

Capital Expenditures

We define maintenance capital expenditures as expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn a return on capital; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

During the year ended December 31, 2007, Brookfield Infrastructure’s share of maintenance capital expenditures was $10.6 million compared to $5.0 million for the year ended December 31, 2006. In the year ended December 31, 2007, approximately $4.8 million of maintenance capital expenditures were related to our transmission segment and approximately $5.8 million of maintenance capital expenditures were related to our timber segment.

In the year ended December 31, 2007, our share of growth capital investments was $13.3 million, comprised almost exclusively of regulated transmission projects, which increased our regulated asset base and accordingly should result in additional adjusted net operating income, compared to $10.3 million in 2006.

Based on our current operations, we expect our share of maintenance capital expenditures will be approximately $15 million per year.

Capital Resources and Liquidity

We target assets the nature of which and associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our adjusted net operating income to unitholders.

Our principal sources of liquidity are undrawn credit and equity facilities, cash flow from our operations and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary. At December 31, 2007, we had approximately $20 million of cash for working capital purposes. In addition, Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our partnership or of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our partnership’s units. This liquidity will be used for general corporate working capital purposes as well as to fund growth capital investments and acquisitions.

On June 18, 2008, Brookfield Infrastructure closed a senior secured revolving credit facility with Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank USA, N.A., Toronto Branch, Royal Bank of Canada and the The Royal Bank of Scotland for $450 million. The facility includes two tranches, tranche A in maximum principal amount of $130 million for general working capital including acquisitions and tranche B in a maximum principal amount of $320 million for acquisitions. The facility is available on a revolving basis for 1 year after the transaction closed unless extended in accordance with the terms of the credit agreement. All amounts outstanding under this facility will be repayable in full three years after the transaction closed. All obligations of Brookfield

Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured by our partnership’s limited partnership interests in Brookfield Infrastructure and all of the assets of Brookfield Infrastructure and the guarantors. Loans under the facility accrue interest at a floating rate based on LIBOR plus 2.75%, increasing, in the case of loans under tranche B which are at any time outstanding for a period longer than 6 months, by 0.50% on each 6 month anniversary of the date of advance of such loans. We are required to pay an unused commitment fee for each tranche under the facility equal to 35% of the applicable margin per annum.

Distributions

The senior credit facility restricts Brookfield Infrastructure from making any distributions on its equity unless immediately prior to, and after giving pro forma effect to, such distribution, no default has occurred and is continuing and (1) Brookfield Infrastructure meets a minimum interest coverage ratio of 2.5 to 1 in the first fiscal year, 2.75 to 1 in the second year or 3 to 1 in the third year; a maximum debt to cash flow ratio of 5.5 to 1 in the first year or 5 to 1 thereafter; and maintains minimum liquidity of $25 million or (2) the distribution is funded with proceeds of certain permitted capital raising or sales of assets.

Adjusted net operating income represents the funds that are available to pay distributions to unitholders and fund maintenance capital expenditures. Our Managing General Partner has adopted a distribution policy for our partnership pursuant to which our partnership will make quarterly cash distributions in an initial amount of $0.265 per unit. This distribution policy targets a distribution level that is sustainable on a long-term basis while retaining sufficient liquidity for capital expenditures within our current operations and general purposes. We believe that a distribution of 60% to 70% of adjusted net operating income will allow us to meet these objectives. From time-to-time our distributions may exceed these percentages as a result of acquisitions that are attractive on a long-term cash flow and/or total return basis but are not immediately accretive to adjusted net operating income.

Financial Risk Management

Our business is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, we endeavour to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken from time-to-time on a closely monitored basis. Our principal financial risks are foreign currency and interest rate fluctuations.

We prefer to hedge financial risks with offsetting items such as debt denominated in local currencies that match the profile of the operations being financed. We also make selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives will be governed by carefully prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we minimize credit risk through collateral and other mitigation techniques.

Foreign Currency

A number of our operations are conducted in currencies other than the U.S. dollar. Our policy is to hedge foreign currency denominated book values and/or cash flows where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not, however, always possible or economically feasible to hedge certain exposures with the result that a portion of our cash flows and equity is exposed to foreign currency fluctuations. We may also enter into financial contracts to further hedge assets recognizing that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of the assets being hedged may not. We have economic currency exposure to Chilean pesos, Brazilian reis and Canadian dollars.

Interest Rate

We believe that the value of the vast majority of our assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, we endeavour to finance these assets with long-term fixed rate borrowings. We intend to match fund floating rate assets with floating rate debt and will otherwise minimize the use of floating rate liabilities other than in carefully monitored circumstances that are intended to lower our overall cost of capital on an appropriate risk adjusted basis.

Contractual Obligations

Pursuant to the Master Service Agreement, on a quarterly basis, we pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the market value of our partnership as of March 31, 2008, this fee is estimated to be approximately $8.7 million per annum.

Related Party Transactions

We have entered into a number of related party transactions with Brookfield. See Item 7.B – “Related Party Transactions.”

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in our underlying operations, namely our Canadian and U.S. timber and Chilean transmission operations, principally resulting from changes in interest rates and currency exchange rates.

Interest Rate and Inflation Risk

Interest rate risk related to our Chilean transmission and U.S. timber operations exists principally with respect to its indebtedness with variable rates. Furthermore, our Chilean transmission operations is subject to inflation risk as 59% of its debt portfolio is denominated in Unidad de Fomento, or UF, which is an inflation indexed Chilean peso monetary unit that is set daily, in advance, on the basis of the prior month’s inflation rate. However, we believe this is offset by the nature of our revenues which, both contractually and in the regulatory framework, are in large part indexed to Chilean inflation.

We also have financial assets that are sensitive to interest rate changes. These assets include short-term Chilean peso, or CLP, and U.S. dollar denominated time deposits totaling $7.9 million as at December 31, 2007 that earn interest at the market prevailing rate at the time a contract is executed.

The following table summarizes our interest earning assets and debt obligations that are sensitive to changes in interest rates as well as Chilean inflation at December 31, 2007 on a proportionate basis. For debt obligations, the table presents principal cash flows by expected (contractual) maturity dates.

December 31, 2007	Expected Maturity Dates
MILLIONS	2008	2009	2010	2011	2012	Thereafter	Total
Interest rate sensitivity:
Current assets[1]	$7.8	$—	$—	$—	$—	$—	$7.8
Current liabilities	—	—	—	—	—	—	—
Long-term debt	(360.0)	—	—	—	—	(16.1)	(376.1)

Net floating rate position	(352.2)	—	—	—	—	(16.1)	(368.3)

Chilean inflation sensitivity:
Long-term debt[2]	$(0.3)	$(0.3)	$(0.3)	$(0.5)	$(0.5)	$(93.6)	$(95.5)

1	Current assets includes short term money market instruments (time deposits etc.) used primarily for cash management purposes.

2	Long-term debt contains our Chilean transmission operations’ debt that is denominated in UF.

Our Chilean transmission operations primarily manage interest rate risk through the issuance of fixed rate debt.

Foreign Currency Risk

Our principal foreign exchange risks involve changes in the value of the CLP versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar versus the U.S. dollar.

Although our Chilean transmission operations’ revenues are billed in CLP, from an economic perspective, they are a combination of CLP and U.S. dollar amounts that are converted to CLP prior to invoicing. These revenues are calculated based upon a return on the replacement cost of our Chilean transmission system, which is comprised of components denominated in U.S. dollars as well as CLP. Based on existing long term contracts and the pending outcome of the current transmission rate proceeding, we estimate that our revenues are 67% CLP and 33% U.S. dollar. Factoring in our CLP debt financings and cross currency interest rate swaps, we estimate that our Chilean transmission operations’ adjusted net operating income is 45% U.S. dollar and 55% CLP.

Our Canadian timber operations’ output is sold into both international and local markets. We view the international timber market as a market that is denominated in U.S. dollars, whereas the local market is denominated in Canadian dollars. Our local timber sales off-set roughly half of our operating and maintenance costs, which are largely Canadian dollar based. Our Canadian timber operations’ project debt financing is U.S. dollar based. Currently our Canadian timber operations do not have any material hedges in place to convert their remaining Canadian dollar operating and maintenance expense exposure to U.S. dollars, although they are considering entering into a combination of short and mid term currency swaps to manage this exposure.

Our Chilean transmission operations have a portfolio of financial contracts to hedge their currency risk. The table below summarizes our outstanding financial contracts on a proportionate basis. The $23.5 million cross currency interest rate swap that matures in 2011, which converts U.S. dollar debt in our Chilean transmission operations to UF debt, is factored in to the analysis above.

The table below presents on a proportionate basis information about our debt and derivatives that are denominated in CLP and UF and presents this information on a U.S. dollar equivalent basis. For UF-denominated debt obligations, the table presents principal cash flows, by expected maturity dates. For foreign currency forward exchange and swap contracts, the table presents the notional amounts by expected maturity dates.

December 31, 2007	Expected Maturity Dates
MILLIONS	2008	2009	2010	2011	2012	Thereafter	Total
Assets
USD	$58.1	$—	$—	$23.5	$—	$—	$81.6
CLP	—	—	—	—	—	—	—
UF	—	—	—	—	—	—	—
Liabilities
USD	—	—	—	—	—	—	—
CLP	(59.1)	—	—	—	—	—	(59.1)
UF	(0.3)	(0.3)	(0.3)	(33.0)	(0.5)	(93.6)	(128.0)
Net exposure
USD	58.1	—	—	23.5	—	—	81.6
CLP	(59.1)	—	—	—	—	—	(59.1)
UF	$(0.3)	$(0.3)	$(0.3)	$(33.0)	$(0.5)	$(93.6)	$(128.0)

We will evaluate strategies or instruments to manage our foreign exchange risks on a portfolio basis.

Commodity Risk

Our principal commodity risk is the price of timber and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations’ log sales are at market prices.

Approximately 90% of our Chilean transmission operation’s revenues are adjusted on a semi-annual basis by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B “Business Overview”. Due to the construction of the system, metals such as aluminum are a material percentage of replacement cost. Thus, changes in the price of aluminum will impact the revenues of our Chilean transmission operations.

We do not currently use any strategies or instruments to manage commodity risks in our Canadian timber and Chilean transmission operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the partnership’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest entities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in a prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the partnership’s financial statements in a meaningful way.

The following is a discussion of our critical accounting estimates of the companies in which we hold interests:

•

Timberland Carrying Value. Timberlands are carried at cost less accumulated depletion. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years. Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle. The process of estimating sustainable harvest is complex, requiring significant estimation in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustainable harvest determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the combined financial statements. Changes in the determination of sustainable harvest could result in corresponding changes in the provision for depletion of the private timberland asset. Rates of depletion are revised for material changes to growth and harvest assumptions and are adjusted for any significant acquisition or disposition of timber.

•

Island Timberlands Performance Fee. Accrual of the expense relating to the Island Timberlands performance fee (proportionate share of $3.1 million in 2007, $15.0 million in 2006) is determined based upon estimates of the fair market value of Island Timberland’s timber business determined utilizing a discounted cash flow approach. Based on this analysis, the timber business is estimated to be valued at approximately $333.8 million as at December 31, 2007 ($328.1 million as at December 31, 2006) on a proportionate basis. Below, we have outlined the material assumptions that underlie the estimated valuation as well as a sensitivity analysis for each material assumption (all numbers presented on a proportionate basis):

•

Timber growth and depletion over the next 10 years. Studies have shown that a base level cut of about 1,843,000 cubic meters per year is sustainable over the long term, with an additional 547,000 cubic meters available for the next 10 years primarily due to the existence of a surplus of mature timber. If sustainable harvest rates decreased/increased by 10%, the value of the timber assets would decrease/increase to $300 million and $371.3 million respectively in 2007 ($294.0 million and $366.0 million, respectively in 2006).

•

Log prices. The estimated valuation assumes that log prices will remain unchanged for the next few years and then gradually increase. If log prices decreased/increased by 10%, the value of the timber assets would decrease/increase to $249.4 million and $418.1 million, respectively in 2007 ($244.9 million and $411.8 million, respectively in 2006).

•

A discount rate of 7.23% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the timber assets would decrease/increase to $367.5 million and $303.8 million, respectively in 2007 ($363.4 million and $299.3 million, respectively in 2006).

The HBU lands are estimated to be valued at approximately $112.1 million ($120.0 million as at December 31, 2006). Below, we have outlined the two material assumptions that underlie the estimated valuation of the HBU land as well as a sensitivity analysis for each material assumption:

•

Lot selling prices. The estimated valuation assumes lot selling prices based on market averages in the region. If lot selling prices decreased/increased by 10%, the value of the HBU land would decrease/increase to $97.5 million and $127.1 million respectively in 2007 ($107.6 million and $130.1 million, respectively in 2006).

•

Discount rate. If the discount rate used of 7.23% increased/decreased by 10%, the value of the HBU land would decrease/increase to $127.9 million and $99.8 million, respectively in 2007 ($135.8 million and $105.0 million, respectively in 2006).

Goodwill. Impairment testing for goodwill is performed on an annual basis by the underlying investments. The first part of the test is a comparison of the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill (that shall be determined in the same manner as the amount of goodwill recognized in a business combination) with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge to income. The fair value of the reporting unit is determined using discounted cash flow models. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity transmission rate increases, cost trends, including expected operating and maintenance costs and taxes. The number of years included in determining discounted cash flow, in our opinion, is estimable because the number is closely associated with the useful lives of our transmission lines and other tangible assets. These useful lives are determinable based on historical experience and electricity transmission regulatory framework. The discount rate used in the analysis may fluctuate as economic conditions changes. Therefore, the likelihood of a change in estimate in any given period may be relatively high.

•

Intangible Assets. Intangible assets that are not subject to amortization (e.g. rights-of-way) are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Fair value of the indefinite useful life intangible assets may be assessed by reference to the market prices and if such information is not available we apply discounted cash flow models that are subject to the same inherent limitations and uncertainties as those described above related to the estimations of the fair value of our reporting unit.

•

Derivatives. Transelec has certain financial derivative and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under the U.S. Financial Accounting Standards Board Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, except for certain instruments that qualify and are effective hedges of the foreign exchange risk exposure in the net investment of our transmission assets for which the changes in fair value are recognized in other comprehensive income. In establishing the fair value of such instruments, Transelec makes assumptions based on available market data and pricing models, which may change from time to time. Calculation of fair values of financial and embedded derivatives is done using models that are based primarily on discounted future cash flows and which use various inputs. Those inputs include estimated forward exchange rates, interest rates, inflation indices, prices of metals, and others. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used.

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

6A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of our Managing General Partner

As required by law, our limited partnership agreement provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our Managing General Partner serves as our partnership’s general partner and has a board of directors. Our Managing General Partner has no executive officers. Our Managing General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors in Bermuda.

The following table presents certain information concerning the current board of directors of our Managing General Partner:

Name and Municipality of Residence[1]	Age	Position	Principal Occupation
Derek Pannell Toronto, Canada	61	Chairman	Managing Partner, Brookfield Asset Management
Jonathan Hagger Tunbridge Wells, England	59	Director	Chief Financial Officer, Grosvenor Estate and Investment Organization
Arthur Jacobson, Jr.[2,3,4] Mamaroneck, New York	44	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
James Keyes Devonshire, Bermuda	44	Director	Partner, Appleby, an international law firm
Danesh Varma[2,3,4] Kingston-Upon-Thames, England	57	Director	Chief Financial Officer, African-Aura Resources Limited, a mining company
James Wallace[2,3,4,5] Sudbury, Ontario	61	Director	President, Pioneer Construction Inc., a construction company

1	The business address for each of the directors is Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

2	Member of the audit committee. Danesh Varma is the chairman of the audit committee.

3	Member of the nominating and governance committee.

4	Member of the compensation committee.

5	Chairman of nominating and governance committee and chairman of compensation committee.

On April 24, 2008, Alan Wiener stepped down from the Managing General Partner’s board of directors. The board is currently conducting a search to find a suitable replacement for Mr. Wiener.

Set forth below is biographical information for our Managing General Partner’s current directors.

Derek Pannell. Derek is a Managing Partner of Brookfield Asset Management. Prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 37 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek serves on the boards of Teck Cominco Limited and the Canadian Opera Company. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

Jonathan Hagger. Jonathan is the Chief Financial Officer of Grosvenor Estate, the investment holding organization of the Duke of Westminster, which includes the worldwide real estate operations of the Grosvenor Group. Prior to his current position, Mr. Hagger was Group Finance Director of Grosvenor Group for 15 years until 2006. Prior to that, Mr. Hagger held a number of senior Board positions in the insurance industry. Mr. Hagger is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers, and serves on several non-profit Boards.

Arthur Jacobson, Jr. Arthur is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the New York Stock Exchange for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

James Keyes. James is a partner and team leader of the Funds & Investment Services Team within the Corporate/Commercial Department of Appleby. He practices in the area of corporate and commercial law, particularly mutual funds, corporate finance and securities. James joined Appleby in 1993. Prior to that, he worked with Freshfields law firm in London from 1989 to 1992. James attended Oxford University in England and graduated with a M.A. with Honours as a Rhodes Scholar. He was called to the bar of England & Wales in 1991 and to the Bermuda Bar in 1993.

Danesh Varma. Danesh is the Chief Financial Officer of African-Aura Resources Limited. He joined African-Aura Resources Limited in 2007 and was Chief Financial Officer of Minco PLC from 2006 to 2007. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

James Wallace. James is the President of Pioneer Construction Inc. James is currently serving on the Boards of the following public corporations: Xstrata Canada Limited and Northstar Aerospace (Canada) Inc. He previously held positions on the boards of Falconbridge Limited, Noranda Income Fund, Osprey Media Income Fund, Rio Algom Ltd., and CTV as well as a number of other private companies in which he has ownership interests. James holds a Bachelor of Science from Laurentian University and a Masters of Business Administration from the University of Windsor. James is a Certified Management Accountant and holds a CFA designation.

Our Management

Our Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Manager’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has over 10,000 employees including 300 investment professionals around the world. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager:

Name	Age	Years of Experience	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	60	32	7	Chair
Samuel Pollock	42	19	13	Co-Chief Executive Officer
Aaron Regent	42	19	16	Co-Chief Executive Officer
John Stinebaugh	41	20	3	Chief Financial Officer

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s electricity transmission and timber platforms. Set forth below is biographical information for Messrs. Blidner, Pollock, Regent and Stinebaugh.

Jeffrey Blidner. Jeff is a Managing Partner of Brookfield Asset Management with responsibility for strategic planning. Jeff is also the Chairman of the Manager. Jeff led the $2.5 billion acquisition of Transelec, as well as Brookfield’s recently completed $7 billion acquisition of the Multiplex Group, an Australian-based global property, construction, and development company. Jeff is also the Chairman of the Board of Transelec. Prior to joining Brookfield in 2000, Jeff was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeff’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs, restructurings and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist in 1974.

Samuel Pollock. Sam is a Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Manager. Sam has been responsible for the expansion of Brookfield’s infrastructure operating platform. Under Sam’s leadership, Brookfield has built its timber platform over the past five years from a modest operation of 400,000 acres under management in 2002 to the fifth largest in North America with more than 2.5 million acres under management. Sam has also acted as Brookfield’s Chief Investment Officer, leading privatizations such as the $9 billion privatization of Trizec Properties Inc. and the $2 billion acquisition of O&Y Canada. Sam is a Chartered Accountant and holds a business degree from Queen’s University.

Aaron Regent. Aaron is a Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Manager. Prior to re-joining Brookfield Asset Management in September 2006, Aaron was President and Chief Executive Officer of Falconbridge Limited prior to its merger with Noranda Inc. in 2005. After the merger with Noranda Inc., Aaron became the President of the new company, which was subsequently sold to Xstrata PLC for C$27 billion. Under his tenure as Chief Executive Officer of Falconbridge Limited, and then as President of the combined company, Falconbridge invested billions of dollars in improving and increasing its production bases which included a substantial level of investment in related infrastructure. Before moving to Falconbridge, Aaron held senior executive positions in several Brookfield affiliates, including Executive Vice-President and Chief Financial Officer of Noranda Inc., President and Chief Executive Officer of Trilon Securities Corporation and Senior Vice-President and Chief Financial Officer of Brascan Corporation, now known as Brookfield Asset Management. In 2000, he was recognized as one of Canada’s Top 40 Under 40 and in 2005 as one of the Top 40 over the past ten years. Aaron holds a Bachelor of Arts degree from the University of Western Ontario.

John Stinebaugh. John is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Manager. He is responsible for business development for Brookfield’s utility infrastructure business, focusing on acquisitions of utility infrastructure assets in North America and other jurisdictions. John co-led the $2.5 billion acquisition of Transelec. Prior to that, John was with Credit Suisse Securities (U.S.A.) LLC. He worked in the energy group with responsibility for mergers and acquisitions and leveraged financings. During his tenure at Brookfield Asset Management and Credit Suisse, John worked on announced acquisitions and divestitures of energy infrastructure companies in excess of $15 billion. John received his Chartered Financial Analyst designation in 1995 and graduated with a degree in economics from Harvard University.

See also information contained in this Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors – Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

Our Master Services Agreement

The Service Recipients have entered into a Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Copies of the Master Services Agreement are available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and are made available to our unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

Appointment of the Manager and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Manager, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services:

•

causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•

identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•

recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to the Holding Entities suitable candidates to serve on the boards of directors or their equivalents of the operating entities;

•	making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the operating entities;

•

making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our partnership to our unitholders;

•

monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•

attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•

causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•

making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our partnership only for purposes of applicable securities laws;

•	providing individuals to act as senior officers of Holding Entities as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

•	advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.

The Manager’s activities are subject to the supervision of the board of directors of our Managing General Partner and of each of the other Service Recipients or their equivalent, as applicable.

Management Fee

Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the volume weighted average of the closing prices of our partnership’s units on the NYSE (or other exchange or market where our partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of our partnership), plus the amount of net third-party debt with recourse to our partnership, Brookfield Infrastructure and any Holding Entity.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under Brookfield Infrastructure’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions – Other Services” and Item 7.B “Related Party Transactions – Incentive Distributions.”

Reimbursement of Expenses and Certain Taxes

We also reimburse the Manager for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Manager for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient is required to pay the Manager all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Manager for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Manager that are reasonably necessary for the performance by the Manager of its duties and functions under the Master Services Agreement.

In addition, the Service Recipients are required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Manager will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.

The Service Recipients are also required to pay or reimburse the Manager for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Manager, which are personal to the Manager.

Termination

The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from our Managing General Partner to the Manager if any of the following occurs:

•

the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager;

•	the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of the Manager.

The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. The Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of the Managing General Partner’s independent directors.

Our Master Services Agreement expressly provides that the agreement may not be terminated by our Managing General Partner due solely to the poor performance or the under performance of any of our operations.

The Manager may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to our Managing General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Manager may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.

If the Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions – Relationship Agreement” and Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield.”

Indemnification and Limitations on Liability

Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Manager or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their affiliates, directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions – Relationship Agreement.”

6.B	COMPENSATION

Our Managing General Partner pays each of its directors $50,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson of the board of directors $100,000 per year for serving as chairperson of its board of directors.

Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, Brookfield Infrastructure and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A “Directors and Senior Management – Our Master Services Agreement – Management Fee.” In addition, Brookfield is entitled to receive incentive distributions from Brookfield Infrastructure described under Item 7.B “Related Party Transactions – Incentive Distributions.”

Pursuant to the Master Service Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A “Directors and Senior Management – Our Management,” are not compensated by our partnership or our Managing General Partner. Instead, they will continue to be compensated by Brookfield. These individuals are not directors or officers of the partnership or our Managing General Partner.

6.C	BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of our Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner’s Bye-laws. Our Managing General Partner’s board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the Bye-laws of the Managing General Partner. The following is a summary of certain provisions of those Bye-laws that affect our partnership’s governance.

Size, Independence and Composition of the Board of Directors

Our Managing General Partner’s board of directors is currently set at six directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner, Brookfield and its affiliates, as determined by the full board of directors using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner’s Bye-laws prohibit 50% or more of the board of directors (or the independent directors as a group) from being citizens or residents of any one of Canada, the United Kingdom or the United States, and require that all board meetings be held in Bermuda.

Election and Removal of Directors

Our Managing General Partner’s board of directors was appointed by its shareholders in connection with the company’s formation and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

Our Managing General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our Managing General Partners’ board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

Our Managing General Partner’s independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	the dissolution of our partnership;

•	any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or Brookfield Infrastructure’s limited partnership agreement;

•

any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

•

any calls by Brookfield Infrastructure or our partnership on the equity commitment provided by Brookfield as described under Item 7.B “Related Party Transactions — Equity Commitment and Other Financing”;

•	acquisitions by us from, and dispositions by us to, Brookfield or any of its affiliates;

•	any other material transaction involving us and Brookfield or an affiliate of Brookfield; and

•	termination of, or any determinations regarding indemnification under, the Master Services Agreement.

Our conflicts policy requires the transactions described above to be approved by a majority of our Managing General Partner’s independent directors. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties.”

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

Audit Committee

Our Managing General Partner’s board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. 50% or more of the audit committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

The audit committee is responsible for assisting and advising our Managing General Partner’s board of directors with matters relating to:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of our independent accountants.

The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. All meetings of the audit committee will be held in Bermuda.

Nominating and Governance Committee

Our Managing General Partner’s board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist entirely of independent directors and 50% or more of the nominating and corporate governance committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising our Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. All meetings of the nominating and governance committee will be held in Bermuda.

Compensation Committee

Our Managing General Partner’s board of directors is required to establish and maintain at all times a compensation committee that operates pursuant to a written charter. The compensation committee is required to consist solely of independent directors. 50% or more of the compensation committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

The compensation committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. All meetings of the compensation committee will be held in Bermuda.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

Our Managing General Partner’s Bye-laws

Bermuda law permits the Bye-laws of an exempted company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under our Managing General Partner’s Bye-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of Brookfield Infrastructure or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner’s Bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner’s Bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

Our partnership has obtained insurance coverage under which the directors of our Managing General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our Managing General Partner, including certain liabilities under securities laws.

Canadian Insider Reporting

Our partnership is not subject to Canadian insider reporting requirements due to its status as a “SEC Foreign Issuer” under Canadian securities laws. However, our partnership does not rely on the exemption that is available to it from the insider reporting requirements of Canadian securities laws. In addition to meeting the minimum legal standards, our partnership treats all entities related to our partnership over which Brookfield Asset Management or our partnership exercise control (individually or when combined) that have an equity value in excess of $200 million (approximately 20% of the value of Brookfield Infrastructure) as being “major subsidiaries”. This includes Brookfield Infrastructure, all the Holding Entities and the following current operations: Island Timberlands (and its general partner), Transelec and Longview.

Governance of Brookfield Infrastructure

The board of directors of the Infrastructure General Partner is identical to the board of directors of our Managing General Partner and has substantially similar governance arrangements as our partnership. However, the Infrastructure General Partner’s Bye-laws allow for alternate directors. A director of the Infrastructure General Partner may by written notice to the secretary of the Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director’s place at any meeting of the Infrastructure General Partner’s board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a citizen or resident of Canada, the United Kingdom or the United States if such residency would cause 50% or more of the board of directors (or the independent directors as a group) to consist of directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

6D.	EMPLOYEES

Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management – Our Management.”

6E.	SHARE OWNERSHIP.

Each of our directors and officers own less than one percent of our units.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	MAJOR SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our partnership’s units by each entity that we know beneficially owns more than 5% of our partnership’s units.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	15.2 million	39.4%

BAM Investments Corp. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	2.4 million	10.4%

Partners Limited Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	17.6 million(1)	45.8	%(1)

Morgan Stanley Investment Management Inc. (U.S.) 522 Fifth Avenue, New York, NY 10036	4.6 million	12%

(1)	Partners Limited will be deemed to be the beneficial owner of 17,612,557 of our units, constituting approximately 45.8% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption-Exchange Mechanism described at 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption Exchange Mechanism.” Partners may be deemed to have the power (together with each of Brookfield and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units constituting approximately 0.09% with respect to which it has sole voting and investment power.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

7.B	RELATED PARTY TRANSACTIONS

We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.A “Major Shareholders.”

Relationship Agreement

Our partnership, Brookfield Infrastructure, the Holding Entities, the Manager and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield.” Under the terms of the Relationship Agreement, our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business.

Since Brookfield has large, well established operations in the real estate and renewable power businesses that will remain separate from us, Brookfield is not obligated to provide us with any opportunities in these sectors, and we do not anticipate pursuing acquisitions in these areas. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we are not entitled to participate in timberland acquisitions in those geographic regions. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Pursuant to the Relationship Agreement, Brookfield has also agreed to use reasonable efforts to ensure that any voting rights with respect to any operating entity (other than TBE, our Brazilian transmission investments) that are held by entities over which it has control are voted:

•	in favour of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held; and

•

in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.

For these purposes, the relevant entity may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.

Under the Relationship Agreement, our partnership, Brookfield Infrastructure and the Holding Entities have agreed that none of Brookfield or the Manager, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Manager, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

Services Provided under Our Master Services Agreement

The Service Recipients have entered into the Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. In exchange, the Manager is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement.”

Other Services

Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See “– Conflicts of Interest and Fiduciary Duties.”

Longview Purchase Agreement

We have entered into an agreement with Brookfield that provides for us to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. The agreement provides that we will participate in any such partnership through a commitment of up to $600 million provided that (i) third party institutional investors commit at least $400 million; (ii) the transfer of Longview is at a price equal to the appraised value of the timberlands and real estate plus working capital; and (iii) the transaction is completed within 18 months. Our agreement is also subject to our ability to obtain financing. The agreement also includes other conditions, representations and warranties and covenants that are customary for an agreement of this nature. Pursuant to this agreement, we have also acknowledged that, we will be subject to typical market terms as a partner, including with respect to capital commitments, applicable fees and carried interest.

Equity Commitment and Other Financing

Concurrent with the closing of the spin-off, Brookfield provided to our partnership and Brookfield Infrastructure an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our partnership or Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the volume weighted average of the trading price for our units on the principal stock exchange on which our units are listed for the five days immediately preceding the date of the call. The equity commitment is available to be called for a three year duration following closing of the spin-off. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment a number of conditions precedent must be met, including that Brookfield continues to control the Infrastructure GP LP and has the ability to elect a majority of the board of directors of the Infrastructure General Partner.

The units of Brookfield Infrastructure to be issued under the equity commitment will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.”

If the equity commitment were called in full by Brookfield Infrastructure, Brookfield’s ownership of Brookfield Infrastructure would increase from approximately 40% to approximately 51% or, if the equity commitment were called in full by our partnership, Brookfield’s ownership of our outstanding limited partnership units would increase from approximately 6% to approximately 31%, in each case assuming that our units’ market price is equal to our pro forma book value per unit. However, since capital calls under the equity commitment will be at the five day volume weighted average price of our units, the capital calls will not be economically dilutive to our existing unit holders.

The rationale for the equity commitment is to provide our partnership and Brookfield Infrastructure with access to equity capital on an as needed basis and to maximize our flexibility. Brookfield Infrastructure has also established a credit facility with a syndicate of banks. We intend to use the liquidity provided by the equity commitment and credit facility for working capital purposes, and we may use the proceeds from the equity commitment to fund growth capital investments and acquisitions. Furthermore, Brookfield has informed us that it will also consider providing bridge financing to us for the purposes of funding acquisitions. The determination of which of these sources of funding Brookfield Infrastructure will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

Preferred Shares

Brookfield has provided an aggregate of $20 million of working capital to our Holding Entities through a subscription for preferred shares of such Holding Entities. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redemption-Exchange Units (as hereinafter defined) will have the right to require Brookfield Infrastructure to redeem all or a portion of the Redemption-Exchange Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of Brookfield Infrastructure held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our units.

Registration Rights Agreement

Our partnership has entered into a registration rights agreement with Brookfield pursuant to which our partnership has agreed that, upon the request of Brookfield, our partnership will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, any of our partnership’s units held by Brookfield (including our units acquired pursuant to the Redemption-Exchange Mechanism). In the registration rights agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified Brookfield for material misstatements or omissions in the registration statement.

Incentive Distributions

Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interest in Brookfield Infrastructure. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure’s limited partnership agreement. See Item 10.B “Memorandum and Articles of Association — Description of Brookfield Infrastructure’s Limited Partnership Agreement — Distributions.”

The Infrastructure GP LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redemption-Exchange Units.

To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

For example, in conjunction with the consortium arrangements in respect of our Canadian timber operations and our Chilean transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from Brookfield Infrastructure pursuant to Brookfield Infrastructure’s limited partnership agreement. See Item 6.A “Directors and Senior Management – Our Master Services Agreement.”

In addition, operations, maintenance and corporate services will continue to be provided to the Ontario transmission operations by Brookfield on an outsourced – cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation. Other services may also be provided to us under arrangements that are on market terms and conditions, such as participation in Brookfield’s group insurance and purchase programs, as described under “– Other Services.”

General Partner Distributions

Pursuant to our limited partnership agreement, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement.”

Pursuant to the limited partnership agreement of Brookfield Infrastructure, Infrastructure GP LP is entitled to receive a general partner distribution from Brookfield Infrastructure equal to a share of the total distributions of Brookfield Infrastructure in proportion to the Infrastructure GP LP’s percentage interest in Brookfield Infrastructure which, immediately following the spin-off, was equal to 1% of the total distributions of Brookfield Infrastructure. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Distributions.” In addition, it is entitled to receive the incentive distributions described above under “– Incentive Distribution.”

Distribution Reinvestment Plan

Brookfield Infrastructure has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan. In addition, subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. We do not expect to adopt the plan any earlier than one year following the closing of the spin-off when the plan will first be able to meet U.S. securities law registration requirements. The following is a summary description of the principal terms of the plan our partnership intends to adopt.

Pursuant to the distribution reinvestment plan, holders of our units in certain jurisdictions will be able to elect to have all distributions paid on our units held by them automatically reinvested in additional units in accordance with the terms of the distribution reinvestment plan. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases will be made either (a) on the stock exchange on which our units are listed on the date the relevant distribution is paid by our partnership or (b) from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on a stock exchange on which our units are listed for the five trading days immediately preceding the date the relevant distribution is paid by our partnership.

The units so purchased will be allocated on a pro rata basis to plan participants. The plan agent will furnish to each plan participant a report of the units purchased for the distribution reinvestment plan participant’s account in respect of each distribution and the cumulative total purchased for that account. While our partnership will not issue fractional units, a plan participant’s pro rata entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated by reference to the volume weighted average of the trading price for our units on a stock exchange on which our units are listed for the five trading days immediately preceding such withdrawal or termination. No certificates representing units issued or purchased pursuant to the distribution reinvestment plan will be issued, other than upon a plan participant’s termination of participation in the distribution reinvestment plan. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions.

If our units are thinly traded, purchases in the market under the distribution reinvestment plan may significantly affect the market price. Depending on market conditions, direct reinvestment of cash distributions by unitholders in the market may be more, or less, advantageous than the reinvestment arrangements under the distribution reinvestment plan. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, at least 10 business days’ prior written notice to our partnership. Such notice, if actually received by our partnership no later than 10 business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. Our partnership will be able to terminate the distribution reinvestment plan, in its sole discretion, upon not less than 30 days’ notice to the plan participants and the plan agent. Our partnership will also be able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that it gives notice of that amendment, modification or suspension to our unitholders, which notice may be given by our partnership issuing a press release or by publishing an advertisement containing a summary description of the amendment in at least one major daily newspaper of general and regular paid circulation in Canada and the United States or in any other manner our partnership determines to be appropriate.

Brookfield Infrastructure will have a corresponding distribution reinvestment plan in respect of distributions made to our partnership and Brookfield. Brookfield Infrastructure’s distribution reinvestment plan may be implemented prior to our partnership adopting its distribution reinvestment plan. Our partnership does not intend to reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure pursuant to Brookfield Infrastructure’s distribution reinvestment plan. The units of Brookfield Infrastructure to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Redemption-Exchange Mechanism.”

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner’s Bye-laws, Brookfield Infrastructure’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management – Our Master Services Agreement,” Item 10.B “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Indemnification; Limitations of Liability” and Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement – Indemnification; Limitations of Liability.”

Licensing Agreement

Our partnership and Brookfield Infrastructure have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada.

We will be permitted to terminate the licensing agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•

the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•	the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the licensing agreement;

•	certain events relating to a bankruptcy or insolvency of the licensee; or

•	the licensee ceases to be an affiliate of Brookfield.

A termination of the licensing agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.

Conflicts of Interest and Fiduciary Duties

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•

in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•

because of the scale of typical infrastructure acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield sponsored funds or Brookfield sponsored or co-sponsored consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners or consortium members that it does not owe to us;

•

there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of limits arising due to regulatory or tax considerations or limits on our financial capacity or because of the immaturity of the target assets or the fit with our acquisition strategy and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition and, as a result, Brookfield may initially or ultimately make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•

our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services and access to financing arrangements and acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•

our arrangements with Brookfield were negotiated in the context of the spin-off, which may have resulted in those arrangements containing terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•

under Brookfield Infrastructure’s limited partnership agreement and the agreements governing the operating entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than they otherwise would in the absence of such arrangements;

•

Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•	Brookfield does not owe our partnership or our unitholders any fiduciary duties, which may limit our recourse against it; and

•

the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or Brookfield Infrastructure’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) any calls by Brookfield Infrastructure or our partnership on the equity commitment; (v) acquisitions by us from, and dispositions by us to, Brookfield or any of its affiliates; (vi) any other transaction involving Brookfield or an affiliate of Brookfield and (vii) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Multilateral Instrument 61-101, or MI 61-101, which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership was included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 40% indirect interest in our partnership held by Brookfield.

We maintain a conflicts policy to assist in the resolution of these potential or actual conflicts which states that conflicts be resolved based on the principles of transparency, independent validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and Brookfield Infrastructure’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

Our limited partnership agreement and the limited partnership agreement of Brookfield Infrastructure contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the limited partnership agreements of our partnership and Brookfield Infrastructure to the contrary, would generally prohibit the Managing General Partner and Infrastructure General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partnership agreements of our partnership and Brookfield Infrastructure each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that our Managing General Partner, the Infrastructure General Partner and their affiliates will not have any obligation under the limited partnership agreements of our partnership or Brookfield Infrastructure, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, Brookfield Infrastructure, any Holding Entity or any other holding vehicle established by our partnership. They also allow affiliates of the Managing General Partner and Infrastructure General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner and the Infrastructure General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

7.C	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18 below for additional information required to be disclosed under this Item.

8.B	SIGNIFICANT CHANGES

Please see Item 3 “Key Information,” Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects” for additional information

ITEM 9.	THE OFFER AND LISTING

9.A	LISTING DETAILS

The following table sets forth the high and low prices for our units on the NYSE since the date of listing.

	High	Low
January 31, 2008 to June 27, 2008	$21.60	$14.60

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKET

Our units are listed on the New York Stock Exchange under the symbol “BIP”.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Our Units and our Limited Partnership Agreement

The following is a description of the material terms of our units and our limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our SEDAR profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

See also the information contained in this Form 20-F under Item 3.D “Risk Factors – Risk Relating to Our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

Formation and Duration

Our partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “– Issuance of Additional Partnership Interests.” In this description, references to “holders of our partnership interests” and our “unitholders” are to our limited partners and references to our limited partners include holders of our units.

Nature and Purpose

Under our limited partnership agreement, the purpose of our partnership is to: acquire and hold interests in Brookfield Infrastructure and, subject to the approval of the Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Our Units

Our units are limited partnership interests in our partnership. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described below under “– Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of our units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership.

Issuance of Additional Partnership Interests

Our Managing General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our Managing General Partner in its sole discretion, all without approval of our limited partners.

Investments in Brookfield Infrastructure

If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in Brookfield Infrastructure.

Capital Contributions

Brookfield and the Managing General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of Brookfield Infrastructure in exchange for Redemption-Exchange Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin off.

Distributions

Distributions to partners of our partnership will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations.

Any distributions from our partnership will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. See Item 8.A “Consolidated Statements and Other Financial Information.”

Allocations of Income and Losses

Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our partnership. The source and character of items of income and loss so allocated to a partner of our partnership will be the same source and character as the income earned or loss incurred by our partnership.

The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our partnership for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in our partnership, which in the case of the Managing General Partner shall mean 0.01%, and in the case of all limited partners of our partnership shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of limited partnership units held at each such date by a limited partner is of the total number of limited partnership units issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

Limited Liability

Assuming that a limited partner does not participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Limited Partnership Act 1883 specifically provides for legal recourse against our Managing General Partner if a limited partner were to lose limited liability through any fault of our Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

Our partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under “– Amendment of Our Limited Partnership Agreement,” “– Opinion of Counsel and Limited Partner Approval,” “– Merger, Sale or Other Disposition of Assets,” and “– Withdrawal of Our Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

Our Managing General Partner may call special meetings of partners at a time and place outside of Canada determined by our Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by our Managing General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of our Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our Managing General Partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our Managing General Partner to provide such consents. Only those record holders on the record date established by our Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

Amendments to our limited partnership agreement may be proposed only by or with the consent of our Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our Managing General Partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our Managing General Partner or any of its affiliates without the consent of our Managing General Partner, which may be given or withheld in its sole discretion.

The provision of our limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, our Managing General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

•	a change in the name of our partnership, the location of our partnership’s registered office, or our partnership’s registered agent,

•	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement,

•

a change that our Managing General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

•	an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

•

an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

•

an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

•	any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone,

•	an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our limited partnership agreement,

•

any amendment that in the sole discretion of our Managing General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement,

•	a change in our partnership’s fiscal year and related changes, or

•	any other amendments substantially similar to any of the matters described directly above.

In addition, our Managing General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

•

do not adversely affect our partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

•

are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading,

•	are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement, or

•	are required to effect the intent expressed in this Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “– No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under “– Merger, Sale or Other Disposition of Assets”) will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under “– Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of our partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Any merger, consolidation or other combination of our partnership requires the prior approval of our Managing General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our Managing General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership’s subsidiaries. However, our Managing General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership’s assets (including for the benefit of persons other than our partnership or our partnership’s subsidiaries) without that approval. Our Managing General Partner may also sell all or substantially all of our partnership’s assets under any forced sale of any or all of our partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our limited partnership agreement are satisfied, our Managing General Partner may convert or merge our partnership into, or convey some or all of our partnership’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership’s legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters’ rights of appraisal under our limited partnership agreement or the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992 in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

If our Managing General Partner determines that it is no longer in our partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, our Managing General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership’s assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by the Managing General Partner, is required to register as an “investment company” under the U.S. Investment Company Act or similar legislation in other jurisdictions.

Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “– Withdrawal of Our Managing General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our Managing General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership’s affairs will, acting with all of the powers of our Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership’s assets and apply the proceeds of the liquidation first, to discharge our partnership’s liabilities as provided in our limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of Our Managing General Partner

Our Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our limited partnership agreement.

Upon the withdrawal of our Managing General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See “– Termination and Dissolution” above.

In the event of withdrawal of a general partner where that withdrawal violates our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

Our Managing General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our Managing General Partner may sell or transfer all or part of their shares in our Managing General Partner without the approval of the unitholders.

Partnership Name

If our Managing General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our partnership will be required by our limited partnership agreement to change the name of our partnership to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by our Managing General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

Our Managing General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if our Managing General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts policy. See Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties.”

Outside Activities of Our Managing General Partner; Conflicts of Interest

Under our limited partnership agreement, our Managing General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our Managing General Partner is not permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of Brookfield Infrastructure, a Holding Entity or any other holding vehicle established by our partnership.

Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under “– Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “– Indemnification; Limitation on Liability.”

Our Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties.”

Indemnification; Limitations on Liability

Under our limited partnership agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, our Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of Brookfield Infrastructure, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

Under our limited partnership agreement, our partnership is required to prepare financial statements in accordance with U.S. GAAP. Our partnership’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our Managing General Partner deems appropriate. Our partnership’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

The Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our partnership’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

Transfers of Units

We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our partnership’s limited partnership agreement.

By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

•	executed our limited partnership agreement and become bound by the terms thereof;

•

granted an irrevocable power of attorney to our Managing General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our Managing General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership’s partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement; and

•

made the consents and waivers contained in our limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off.

The transfer of any unit and the admission of any new partner to our partnership will not constitute any amendment to our limited partnership agreement.

Transfer Agent and Registrar

The Bank of New York in New York, New York, U.S.A. has been appointed to act as transfer agent and registrar for the purpose of registering our limited partnership interests and transfers of our limited partnership interests as provided in our limited partnership agreement. Our partnership will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Description of Brookfield Infrastructure’s Limited Partnership Agreement

The following is a description of the material terms of Brookfield Infrastructure’s limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Holders of units in our partnership are not limited partners of Brookfield Infrastructure and do not have any rights under its limited partnership agreement. We have included a summary of what we believe are the most important provisions of Brookfield Infrastructure’s limited partnership agreement because we conduct our operations through Brookfield Infrastructure and the Holding Entities and our rights with respect to our equity holding in Brookfield Infrastructure are governed by the terms of Brookfield Infrastructure’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read Brookfield Infrastructure’s limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

Formation and Duration

Brookfield Infrastructure is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Brookfield Infrastructure has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

Under its limited partnership agreement, the purpose of Brookfield Infrastructure is to: acquire and hold interests in the Holding Entities and, subject to the approval of Infrastructure GP LP, any other subsidiary of Brookfield Infrastructure; engage in any activity related to the capitalization and financing of Brookfield Infrastructure’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Infrastructure GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Units

Brookfield Infrastructure’s units are limited partnership interests in Brookfield Infrastructure. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to Brookfield Infrastructure’s limited partnership agreement or upon the liquidation of Brookfield Infrastructure or as otherwise required by applicable law. Except to the extent expressly provided in Brookfield Infrastructure’s limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

In connection with the spin-off, Brookfield Infrastructure issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redemption-Exchange Units, were issued to wholly-owned subsidiaries of Brookfield. Redemption-Exchange Units are identical to the limited partnership units held by our partnership, except as described below under “– Distributions” and “– No Management or Control” and except that they have the right of redemption described below under the heading “– Redemption-Exchange Mechanism.”

Issuance of Additional Partnership Interests

Infrastructure GP LP has broad rights to cause Brookfield Infrastructure to issue additional partnership interests and may cause Brookfield Infrastructure to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by Infrastructure GP LP in its sole discretion, all without approval of our limited partners.

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redemption-Exchange Units will have the right to require Brookfield Infrastructure to redeem for cash all or a portion of the Redemption-Exchange Units held by such subsidiary, subject to our partnership’s right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to Brookfield Infrastructure and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership’s right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to Brookfield Infrastructure for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to Brookfield Infrastructure’s units so redeemed will cease.

Brookfield’s aggregate limited partnership interest in our partnership would be approximately 39% (in addition to the 0.2% of our units that were acquired by Brookfield in connection with the satisfaction of Canadian federal and U.S. “back-up” withholding tax requirements upon the spin-off) if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Brookfield Infrastructure units redeemed. Brookfield’s total percentage interest in our partnership would be increased if it participates in Brookfield Infrastructure’s distribution reinvestment plan or receives additional units of Brookfield Infrastructure under the equity commitment.

Distributions

Distributions by Brookfield Infrastructure will be made in the sole discretion of the Infrastructure GP LP. However, the Infrastructure GP LP will not be permitted to cause Brookfield Infrastructure to make a distribution if Brookfield Infrastructure does not have sufficient cash on hand to make the distribution, the distribution would render Brookfield Infrastructure insolvent or if, in the opinion of the Infrastructure GP LP, the distribution would leave Brookfield Infrastructure with insufficient funds to meet any future contingent obligations.

Except as set forth below, prior to the dissolution of Brookfield Infrastructure, distributions of available cash (if any) in any given quarter will be made by Brookfield Infrastructure as follows, referred to as the Regular Distribution Waterfall:

•	first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership’s expenses and outlays for the quarter properly incurred;

•

second, 100% of any available cash then remaining to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, until each holder of a Brookfield Infrastructure limited partnership unit has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

•

third, 85% of any available cash then remaining to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of a Brookfield Infrastructure limited partnership unit has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

•	thereafter, 75% of any available cash then remaining to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

If, prior to the dissolution of Brookfield Infrastructure, available cash is deemed by the Infrastructure GP LP, in its sole discretion, to be (i) attributable to sales or other dispositions of Brookfield Infrastructure’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of Brookfield Infrastructure in proportion to the unreturned capital attributable to Brookfield Infrastructure’s partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by Brookfield Infrastructure (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of Brookfield Infrastructure, all cash and property of Brookfield Infrastructure in excess of that required to discharge Brookfield Infrastructure’s liabilities will be distributed as follows: (a) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (b) all other cash and/or property will be distributed in the manner set forth below.

•

first, 100% to our partnership until our partnership has received an amount equal to the excess of (1) the amount of our partnership’s outlays and expenses incurred during the term of Brookfield Infrastructure, over (2) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of Brookfield Infrastructure;

•	second, 100% to the partners of Brookfield Infrastructure, in proportion to their respective amounts of unrecovered capital in Brookfield Infrastructure;

•

third, 100% to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, until each holder of a Brookfield Infrastructure’s limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure), over (ii) the aggregate amount of distributions made in respect of a Brookfield Infrastructure’s limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of a Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure);

•

fourth, 85% to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of a Brookfield Infrastructure limited partnership unit has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure), over (ii) the aggregate amount of distributions made in respect of a Brookfield Infrastructure’s limited partnership unit pursuant to the third tier of the Regular Distribution Waterfall during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure);

•	thereafter, 75% to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of Brookfield Infrastructure. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of Brookfield Infrastructure so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding Brookfield Infrastructure’s partnership interests and (ii) the subsequently-issued Brookfield Infrastructure’s partnership interests.

The limited partnership agreement of Brookfield Infrastructure provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the Infrastructure GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

The Infrastructure GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redemption-Exchange Units.

No Management or Control

Brookfield Infrastructure’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of Brookfield Infrastructure and do not have any right or authority to act for or to bind Brookfield Infrastructure or to take part or interfere in the conduct or management of Brookfield Infrastructure. Limited partners are not entitled to vote on matters relating to Brookfield Infrastructure, although holders of units are entitled to consent to certain matters as described under “– Amendment of Brookfield Infrastructure’s Limited Partnership Agreement,” “– Opinion of Counsel and Limited Partner Approval,” “– Merger, Sale or Other Disposition of Assets,” and “– Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of Brookfield Infrastructure’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of Brookfield Infrastructure then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

The Infrastructure GP LP may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by the Infrastructure GP LP or Brookfield. Only holders of record on the date set by the Infrastructure GP LP (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of Brookfield Infrastructure’s Limited Partnership Agreement

Amendments to Brookfield Infrastructure’s limited partnership agreement may be proposed only by or with the consent of the Infrastructure GP LP. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Infrastructure GP LP must seek approval of a majority of Brookfield Infrastructure’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

•

enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Brookfield Infrastructure to the Infrastructure GP LP or any of its affiliates without the consent of the Infrastructure GP LP which may be given or withheld in its sole discretion.

The provision of Brookfield Infrastructure’s limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the Infrastructure GP LP may generally make amendments to Brookfield Infrastructure’s limited partnership agreement without the approval of any limited partner to reflect:

•	a change in the name of the partnership, the location of the partnership’s registered office or the partnership’s registered agent,

•	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement,

•

a change that the Infrastructure GP LP determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that Brookfield Infrastructure will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

•	an amendment that the Infrastructure GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

•

an amendment that is necessary, in the opinion of counsel, to prevent Brookfield Infrastructure or the Infrastructure GP LP or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

•

an amendment that the Infrastructure GP LP determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

•	any amendment expressly permitted in Brookfield Infrastructure’s limited partnership agreement to be made by the Infrastructure GP LP acting alone,

•

an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of Brookfield Infrastructure’s limited partnership agreement,

•

any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by Brookfield Infrastructure’s limited partnership agreement,

•	a change in its fiscal year and related changes,

•

any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the Infrastructure GP LP, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in Brookfield Infrastructure, or (iii) consistently reflect the distributions made by Brookfield Infrastructure to the partners pursuant to the terms of the limited partnership agreement of Brookfield Infrastructure, or

•	any other amendments substantially similar to any of the matters described directly above.

In addition, the Infrastructure GP LP may make amendments to Brookfield Infrastructure’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the Infrastructure GP LP:

•

do not adversely affect Brookfield Infrastructure’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

•	are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

•

are necessary or appropriate for any action taken by the Infrastructure GP LP relating to splits or combinations of units under the provisions of Brookfield Infrastructure’s limited partnership agreement, or

•

are required to effect the intent expressed in this Form 20-F or the intent of the provisions of Brookfield Infrastructure’s limited partnership agreement or are otherwise contemplated by Brookfield Infrastructure’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “– No Limited Partner Approval” should occur. No other amendments to Brookfield Infrastructure’s limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with Brookfield Infrastructure’s limited partnership agreement) will become effective without the approval of holders of at least 90% of Brookfield Infrastructure’s units, unless it obtains an opinion of counsel to the effect that the amendment will not cause t Brookfield Infrastructure to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Infrastructure GP LP has not made the election described below under “– Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of Brookfield Infrastructure’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

If the Infrastructure GP LP determines that it is no longer in Brookfield Infrastructure’s best interests to continue as a partnership for U.S. federal income tax purposes, the Infrastructure GP LP may elect to treat Brookfield Infrastructure as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

Brookfield Infrastructure shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the Infrastructure GP LP, with the approval of a majority of the members of the independent directors of our Managing General Partner, that in the opinion of the Infrastructure GP LP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of Brookfield Infrastructure; (ii) the election of the Infrastructure GP LP if Brookfield Infrastructure, as determined by the Infrastructure GP LP, is required to register as an “investment company” under the U.S. Investment Company Act or similar legislation in other jurisdictions; (iii) the date that the Infrastructure GP LP withdraws from the our partnership (unless Brookfield becomes the general partner of Brookfield Infrastructure as described below under “— Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of Brookfield Infrastructure or an order to wind up or liquidate the Infrastructure GP LP; and (v) the date on which the Infrastructure GP LP decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of Brookfield Infrastructure’s assets in a single transaction or series of transactions.

Brookfield Infrastructure shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to Brookfield Infrastructure has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if Brookfield Infrastructure receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of limited liability of any limited partner of Brookfield Infrastructure.

Withdrawal of the General Partner

The Infrastructure GP LP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of the Infrastructure GP LP, the holders of a majority of the voting power of outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, Brookfield Infrastructure will be dissolved, wound up and liquidated. See “– Dissolution” above.

The Infrastructure GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redemption-Exchange Units and it receives an opinion of counsel regarding limited liability tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any removal of the Infrastructure GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates Brookfield Infrastructure’s limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Infrastructure GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of Brookfield Infrastructure’s limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the Infrastructure GP LP may sell or transfer all or part of their units in the Infrastructure GP LP without the approval of the unitholders.

Transactions with Interested Parties

The Infrastructure GP LP, the Infrastructure General Partner and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of Brookfield Infrastructure with the same rights they would have if the Infrastructure GP LP and Infrastructure General Partner were not a party to the limited partnership agreement of Brookfield Infrastructure. An interested party will not be liable to account either to other interested parties or to Brookfield Infrastructure, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The limited partnership agreement of Brookfield Infrastructure permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by Brookfield Infrastructure and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by Brookfield Infrastructure or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our conflicts policy.

Outside Activities of the General Partner

Under Brookfield Infrastructure’s limited partnership agreement, the general partner will be required to maintain as its sole activity the role of the general partner of Brookfield Infrastructure. The general partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by Brookfield Infrastructure.

Brookfield Infrastructure’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under “– Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, or any other holding vehicle established by Brookfield Infrastructure. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, and any other holding vehicle established by Brookfield Infrastructure (or any of their respective investors), and shall be deemed not to be a breach of the Infrastructure General Partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, any other holding vehicle established by Brookfield Infrastructure or any other person shall have any rights by virtue of Brookfield Infrastructure’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by Brookfield Infrastructure as described below under “– Indemnification; Limitations on Liability.”

The Infrastructure GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under Brookfield Infrastructure’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Infrastructure, any Holding Entity, operating entity, or any other holding vehicle established by Brookfield Infrastructure. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to Brookfield Infrastructure, any Holding Entity, operating entity or any other holding vehicle established by Brookfield Infrastructure pursuant to a separate written agreement between such persons.

Accounts; Reports

Under Brookfield Infrastructure’s limited partnership agreement, the Infrastructure GP LP is required to prepare financial statements in accordance with U.S. GAAP. Brookfield Infrastructure’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Infrastructure GP LP deems appropriate. Brookfield Infrastructure’s annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Brookfield Infrastructure’s quarterly financial statements are unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

The Infrastructure GP LP is also required to use commercially reasonable efforts to prepare and send to the limited partners of Brookfield Infrastructure on an annual basis, additional information regarding Brookfield Infrastructure, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The Infrastructure GP LP will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of Brookfield Infrastructure for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Infrastructure GP LP will also, where reasonably possible and applicable, prepare and send information required by limited partners of Brookfield Infrastructure for Canadian federal income tax purposes.

The Infrastructure GP LP will deliver to our partnership (i) the financial statements of Brookfield Infrastructure, and (ii) the accounts and financial statements of any Holding Entity or any other holding vehicle established by Brookfield Infrastructure that is not consolidated with Brookfield Infrastructure or any Holding Entity or holding vehicle whose accounts are subject to such approval.

Indemnification; Limitations on Liability

Under Brookfield Infrastructure’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the Infrastructure General Partner, the Infrastructure GP LP, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of Brookfield Infrastructure, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under Brookfield Infrastructure’s limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Brookfield Infrastructure’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

Brookfield Infrastructure’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

10.C	MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us within the past two years:

1.	the Acquisition Agreements: Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.; Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited; Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation; Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation; English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participações Ltda.; and Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP;

2.	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.;

3.	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others described under Item 6.A “Directors and Senior Management – Our Master Services Agreement”;

4.	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others described under Item 7.B “Related Party Transactions – Relationship Agreement”;

5.	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P. described under Item 7.B “Related Party Transactions – Equity Commitment and Other Financing”;

6.	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. described under Item 7.B “Related Party Transactions – Registration Rights Agreement”;

7.	the licensing agreements described under the heading Item 7.B “Related Party Transactions – Licensing Agreement”: Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc. and Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.;

8.	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement”;

9.	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B “Memorandum and Articles of Association – Description of Brookfield Infrastructure’s Limited Partnership Agreement”;

10.	Agreement Relating to the Indirect Acquisition of Longview, dated December 4, 2007, between Brookfield Infrastructure Corporation and Brookfield Asset Management Inc. described under Item 7.B “Related Party Transactions – Longview Acquisition Agreement”;

11.	Purchase agreement, dated June 16, 2006, by and among HQ Puno Ltd, Hydro-Québec International Transmission Sudamérica S.A., Hydro-Québec International Inc., Rentas Eléctricas IV Limitada and Rentas Eléctricas III Limitada pursuant to which Brookfield acquired its interest in our Chilean transmission operations; and

12.	Credit Agreement, dated June 13, 2008, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc described under Item 5 “Operating and Financial Review and Prospects – Managements Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity – Senior Secured Credit Facility.”

Copies of the agreements noted above will be made available, free of charge, by our Managing General Partner and are available electronically on the website of SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Copies of the agreements noted above will also be available for inspection at the offices of the Manager at 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3 during normal business hours.

10.D	EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding the Company’s securities, except as otherwise described in this Form 20-F under Item 10.E “Taxation.”

10.E	TAXATION

The following summary discusses certain material United States, Canadian and Bermudian tax considerations related to the holding and disposition of our units as of the date hereof. Holders of our units are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

UNITED STATES TAX CONSIDERATIONS

This summary discusses certain United States federal income tax considerations related to the holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or the U.S. Treasury Regulations, and on published administrative rulings and judicial decisions, all as in effect of the date hereof and all of which are subject to change at any time. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules (including, without limitation, investors that own more than 5% of our units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, holders of our units held as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, or persons for whom our units are not a capital asset). Tax-exempt organizations are discussed separately below. The actual tax consequences of the acquisition ownership and disposition of our units will vary depending on your circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of one or more of our units that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “non-U.S. Holder” is a holder that is not a U.S. Holder and who, in addition, is not (i) a partnership or other fiscally transparent entity, (ii) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions under the substantial presence test in under Section 7701(b)(3) of the U.S. Internal Revenue Code and U.S. Treasury Regulations Section 301.7701(b)-1(c), or (iii) subject to rules applicable to certain expatriates who meet the expatriation rules in Section 877 of the U.S. Internal Revenue Code or former long-term residents of the United States.

If a partnership holds our units, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our units, you should consult your own tax advisors.

A non-U.S. Holder who holds more than 5% of our units very likely will be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, or FIRPTA, and such rules are not addressed below. For purposes of determining whether a non-U.S. Holder holds more than 5% of our units, special attribution rules apply. The application of the FIRPTA rules to a non-U.S. Holder who holds (or is deemed to hold) more than 5% of our units could have a material adverse effect on such non-U.S. Holder. Accordingly, we do not believe that it is generally advisable for a non-U.S. Holder who cannot fully credit any U.S. FIRPTA tax against their home country income tax to own more than 5% of our units (either directly or indirectly). If you are a non-U.S. Holder and anticipate owning more than 5% of our units, you should consult your own tax advisors.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax advisors concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Partnership and Brookfield Infrastructure

Each of our partnership and Brookfield Infrastructure have made a protective election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. Our partnership will be publicly traded; however, an exception, referred to as the “Qualifying Income Exception,” exists with respect to any publicly traded partnership if at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and the partnership would not be required to register under the U.S. Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. We intend to manage our affairs so that our partnership meets the Qualifying Income Exception in each taxable year. We believe our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the U.S. Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of our units in liquidation of our partnership. This deemed contribution would likely result in recognition of gain (but not loss) to U.S. Holders of our units. However, U.S. Holders actually or constructively owning less than 5% of our units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations which we may hold. If, at the time of the contribution, our partnership has liabilities in excess of the tax basis of its assets, all U.S. Holders would generally recognize gain in respect of such excess liabilities upon the deemed transfer. Afterwards, our partnership would be treated as a corporation for U.S. federal income tax purposes.

If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss and deduction would be reflected only on our partnership’s tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, that is effectively connected with a United States trade or business. Moreover, under certain circumstances, our partnership may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and U.S. Holders would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules discussed below, distributions made to a U.S. Holder would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation (if such distributions are made in respect of our units traded on the NYSE or if certain other requirements are satisfied), to the extent of our partnership’s current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the U.S. Holder’s tax basis in our units, or as taxable capital gain, after the U.S. Holder’s basis is reduced to zero. In addition, dividends, interest and certain other passive income that our partnership receives with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders (other than certain corporate U.S. Holders who own 10% or more of our units) would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income). Accordingly, treatment of our partnership as a corporation could materially reduce our unitholders’ after-tax returns and, thus, could result in a substantial reduction of the value of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership’s U.S. assets equalled income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. It is not expected that our partnership’s U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

The remainder of this section assumes that our partnership and Brookfield Infrastructure will be treated as partnerships for U.S. federal income tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss and credit realized by our partnership will be realized in the first instance by Brookfield Infrastructure and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership’s items of income, gain, loss, deduction or credit include a realization of such items by Brookfield Infrastructure and the allocation of such items to our partnership.

Consequences to U.S. Holders

Holding of Our Units

Income and Loss

If you are a U.S. Holder, you will be required to take into account, as described below, your distributive share of our partnership’s items of income, gain, loss, deduction and credit for each of our partnership’s taxable years ending with or within your taxable year. Each item generally will have the same character and source (either U.S. or foreign) as though you had realized the item directly. You will report those items without regard to whether any distribution has been or will be received from our partnership. Although we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount that is generally expected to be sufficient to permit our U.S. Holders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of our partnership’s net income or gain, based upon your particular tax situation and simplifying assumptions that we will make in determining the amount of such distributions, your tax liability may exceed cash distributions made to you, in which case you would have to satisfy tax liabilities arising from your units in our partnership from your own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to us and that are allocable to such U.S. Holders prior to January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which we own stock. You should consult your own tax advisors regarding the application of the foregoing rules to your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our partnership’s items of income, gain, loss, deduction or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our partnership. Similarly, our partnership’s allocable share of items of income, gain, loss, deduction or credit of Brookfield Partnership will be governed by the limited partnership agreement of Brookfield Infrastructure if such allocations have “substantial economic effect” or are determined to be in accordance with our partnership’s interest in Brookfield Infrastructure. We believe that, for U.S. federal income tax purposes, such allocations should be given effect, and our Managing General Partner and the Infrastructure GP LP intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of Brookfield Infrastructure, the resulting allocations for U.S. federal income tax purposes may be less favorable than the allocations set forth in such agreements.

Basis

You will have an initial tax basis for your units equal to the amount you paid for your units (or if you received your units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) plus your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary,” tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units in our partnership (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of the units you owned prior to the acquisition of such additional units. The amount you pay to acquire additional units cannot be “traced” to the additional units so acquired. Certain consequences of your “unitary” tax basis are discussed in greater detail below in “Special Considerations for Purchasers of Additional Units.”

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or your units, our partnership’s liabilities will generally include our partnership’s share of any liabilities of Brookfield Infrastructure.

Limits on Deductions for Losses and Expenses

Your deduction of your share of our partnership’s losses will be limited to your tax basis in your units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold your units, if the lender of those borrowed funds owns an interest in us, is related to you, or can look only to your units for repayment. Your at risk amount will generally increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of your units, any gain recognized by you can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used. You should consult your own tax advisors as to the effects of the at risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees

In general, neither our partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by Brookfield Infrastructure. While an election may be made by a partnership to amortize organizational expenses over a 15-year period, we do not intend to make such election for either our partnership or Brookfield Infrastructure. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions

Your share of our partnership’s interest expense is likely to be treated as “investment interest” expense. If you are a non-corporate taxpayer, the deductibility of “investment interest” expense is generally limited to the amount of your “net investment income.” Your share of our partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates

Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the itemized deductions, such reductions to be reduced on a phased basis beginning in 2006. The operating expenses of our partnership, including our partnership’s allocable share of the Base Management Fee or any other management fees (if any), will likely be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our partnership and Brookfield Infrastructure will be required to capitalize amounts paid in respect of the Base Management Fee (as well as amounts paid in respect of any other management fees (if any)). Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax advisors with respect to the application of these limitations.

Sale or Exchange of Our Units

You will recognize gain or loss on a sale by you of your units equal to the difference, if any, between the amount realized and your tax basis in the units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our partnership’s liabilities, if any.

Gain or loss recognized by you on the sale or exchange by you of your units will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year on the date of such sale or exchange. Under certain circumstances, your gain or loss may be long-term capital gain or loss, in part, and short-term capital gain or loss, in part, under the “split” holding period rules discussed below in “Special Considerations for Purchasers of Additional Units.” Assuming you have not elected to treat your share of our interest in any PFICs in which we may invest as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership holds debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

Special Considerations for Purchasers of Additional Units

Where a partner in a partnership acquires portions of his or her interest at different times, applicable U.S. federal income tax rules provide that the partner has a divided, or “split” holding period in his or her interest. Thus, if you acquire additional units at different times (including acquisitions made through the distribution reinvestment plan) each unit you own (including the additional units you acquire) will have a “split” holding period: a fraction of each unit will have a holding period commencing on the date after the acquisition of the additional units under the plan, and a fraction of each unit will have a holding period attributable to your previously-owned (“historic”) units, based on the relative fair market values of the additional units and the historic units (as of the date of the acquisition of the additional units). The foregoing rules apply each time you acquire additional units (including under the distribution reinvestment plan). Nonetheless, each unit will retain an “averaged” adjusted tax basis as described above in “Basis.”

Subject to the special tracing approach described below, if you dispose of any units (whether historic or additional units) within one year of acquiring additional units, the disposition may give rise to both short-term capital gain (or loss), in part, and long-term capital gain (or loss), in part, as a result of each unit’s “split” holding period. Likewise, a cash distribution to you within a year of the acquisition of additional units in excess of your “unitary” adjusted tax basis in all of your units could give rise to both short-term and long-term capital gain.

You may under certain circumstances use a “tracing” approach in lieu of having a “split” holding period in your units. The U.S. Treasury Regulations provide that a selling partner in a “publicly traded partnership” may use the actual holding period of the portion of his or her partnership interest if (1) the interest is divided into identifiable units with ascertainable holding periods, (2) the partner can identify the portion of the partnership interest transferred, and (3) the partner elects to use the identification method for all sales or exchanges of his or her interests in the partnership. As described above, our partnership will be a “publicly traded partnership.” If you intend to rely on this alternative tracing approach, you must make an election to do so with your first disposition of units. This election applies only to your holding period in your units, not to your basis, which you may not “trace” under the “unitary” tax basis rules described above.

You should consult your own tax advisors regarding the consequences of a “split” holding period in your units, as well the availability and advisability of making the alternative tracing election.

Foreign Tax Credit Limitations

You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our partnership’s income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our partnership’s investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our partnership incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Our partnership and Brookfield Infrastructure each have made or will make the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election, and in the event we determine that either our partnership or Brookfield Infrastructure is deemed technically terminated pursuant to Section 708 of the U.S. Internal Revenue Code, either our partnership or Brookfield Infrastructure (as applicable) will remake the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases our units directly from us. For purposes of this discussion, a transferee’s inside basis in our partnership’s assets will be considered to have two components: (i) the transferee’s share of our partnership’s tax basis in our partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to Brookfield Infrastructure.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its units is higher than the units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder of units would have a higher tax basis in such U.S. Holder’s share of our partnership’s assets for purposes of calculating, among other items, such U.S. Holder’s share of any gain or loss on a sale of our partnership’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder of our units if such U.S. Holder’s tax basis in its units is lower than those units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 Election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. You should consult your own tax advisors as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of U.S. Treasury Regulations under Sections 743 of the U.S. Internal Revenue Code to our partnership’s Section 743(b) adjustments, the determination that our partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of the units or the time when the units are issued by our partnership) through the application of certain tax accounting principles that we believe are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

Our partnership’s functional currency will be the U.S. dollar, and our partnership’s income or loss will be calculated in U.S. dollars. It is likely that our partnership will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax advisors regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

A U.S. Holder will be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

A PFIC is defined as any foreign corporation with respect to which (after applying the applicable look-through rules under 1297(c) of the U.S. Internal Revenue Code) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is as to any person with an interest in such corporation at any time in which it was a PFIC, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of your units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and dividends paid by a PFIC are not eligible for the preferential tax rate in the hands of individuals who would otherwise be eligible for the preferential tax rate for dividends. In addition, an interest charge would be imposed on you based on the tax treated as deferred from prior years.

If you made an election to treat your proportionate share of our interest in a PFIC as a “qualified electing fund”, such election a QEF election, for the first year you are treated as holding such interest, in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you would, among other things, be required to submit IRS Form 8621 and supply the IRS with an information statement provided by the PFIC. U.S. Holders should consult their own tax advisors as to the manner in which such direct inclusions affect their allocable share of our income and their tax basis in their units.

Alternatively, in the case of a PFIC that is a publicly traded foreign company, you may make an election to “mark-to-market” your proportionate share of the stock of such foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of your proportionate share of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of your proportionate share of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election. Although we may in the future acquire PFICs which are publicly traded foreign companies, it is not expected that interests in any of our current operations will be publicly traded. Thus, you would not be eligible to make a mark-to-market election in respect of your indirect ownership interest in any of our operating entities.

Based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, we do not believe that any of the operating entities or any of the Holding entities is ours likely to become a PFIC. Although we do not otherwise intend to invest significant amounts in PFICs, there can be no assurance that a current or future investment will not be or become a PFIC or that an investment in PFIC stock will be eligible for the “mark-to-market” election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See “— Investment Structure”, below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary for you to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize amounts that you must treat as excess distributions with respect to any such entity. However, because we cannot assure you that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above (See also “Sale or Exchange of Our Units,” above), we urge you to consider timely filing a QEF election with respect to each entity we are able to identify as a PFIC and for which we are able to provide the necessary information for the first year we hold an interest in such entity.

You should consult your own tax advisors regarding the PFIC rules, including the advisability of making a QEF election or, if applicable, a mark-to-market election with respect to each PFIC.

Investment Structure

To manage our affairs so as to ensure that our partnership meets the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in our limited partnership agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of our Managing General Partner and the Infrastructure GP LP in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our unitholders to the same extent, and may even impose additional tax burdens on some of our unitholders. As discussed above, if any such entity were a non-U.S. corporation it may be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real estate, gain recognized on disposition of the investment by a corporation would generally be subject to corporate-level tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, because of an investment in our partnership, you may be subject to potential U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to minimize income tax filing obligations by our investors in non-U.S. jurisdictions, but, there may be circumstances in which we are unable to do so. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in our partnership.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with a Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders may be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you may be entitled to a refund of such taxes. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “– Administrative Matters – Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our partnership may allocate items of income, gain, loss, deduction and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to the holders of our units as of a specified date of such month. As a result, if you transfer your units, you may be allocated income, gain, loss and deduction realized by our partnership after the date of transfer. Similarly, if you acquire additional units, you may be allocated income, gain, loss, and deduction realized by our partnership prior to your ownership of such units.

Although Section 706 of the U.S. Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership’s allocation method complies with its requirements. If our partnership’s convention were not permitted, the IRS might contend that our partnership’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our Managing General Partner is authorized to revise our partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with respect to our units.

U.S. Taxation of Tax Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s “unrelated business taxable income”, or UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a “flow through” entity for U.S. federal income tax purposes that holds operating assets or is otherwise engaged in a trade or business will generally constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income (or certain other categories of passive income) or capital gains recognized by a tax-exempt organization so long as such income is not debt financed, as discussed below. Our partnership does not expect to be engaged in a trade or business, and any operating assets held by us will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. Gain attributable to the sale of previously debt-financed property continues to be subject to these rules for 12 months after any acquisition indebtedness is satisfied. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. Our partnership and Brookfield Infrastructure are not prohibited from incurring indebtedness, and at times either or both may do so (e.g., on June 13, 2008, Brookfield Infrastructure entered into a $450.0 million senior secured credit facility). If any such indebtedness were used to acquire property by our partnership or Brookfield Infrastructure, such property would be subject to the rules described above, and, consequently, tax-exempt U.S. Holders may recognize UBTI as a result of an investment in our partnership. Our partnership or Brookfield Infrastructure may use such indebtedness, including indebtedness incurred as a result of the senior secured credit facility, for such purposes. In addition, even if such indebtedness were not used either by our partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt U.S. Holder used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes “debt-financed property” subject to the rules described above.

A tax-exempt organization is subject to U.S. federal income tax at the regular graduated rates on the net amount of its UBTI, and a tax-exempt organization deriving gross income characterized as UBTI that exceeds $1,000 in any taxable year is obligated to file a U.S. federal income tax return, even if it has no liability for that year as a result of deductions against such gross income, including an annual $1,000 statutory deduction.

The potential for having income characterized as UBTI may make our units an unsuitable investment for a tax-exempt organization. Tax-exempt U.S. Holders should consult their own tax advisors regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our partnership will be treated as a “qualified publicly traded partnership”. If our partnership is so treated, then our units themselves are the relevant assets for purposes of the 50% asset value test and the net income from our units is the relevant gross income for purposes of the 90% gross income test. If, however, our partnership is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by our partnership and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by our partnership. Whether our partnership will qualify as a “qualified publicly traded partnership” depends on the exact nature of its future investments, but it is likely that our partnership will not be treated as a “qualified publicly traded partnership.” RICs should consult their own tax advisors about the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders of Our Units

We will use commercially reasonable efforts to structure our activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States Real Property Interest”, as defined in the U.S. Internal Revenue Code. Specifically, our partnership will not make an investment directly, or through an entity which would be treated as a pass-through entity for U.S. federal income tax purposes, if we believe at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that you are not yourself engaged in a U.S. trade or business, you will not be subject to U.S. tax return filing requirements and generally will not be subject to U.S. federal income tax on interest and dividends from non-U.S. sources and gains from the sale or other disposition of securities or of real property located outside of the United States derived by us.

However, there can be no assurance that the law will not change or that the IRS will not challenge our position that our partnership is not engaged in a U.S. trade or business. If, contrary to our expectations, our partnership is considered to be engaged in a U.S. trade or business, you would be required to file a U.S. federal income tax return even if no effectively connected income is allocable to you. Additionally if our partnership has income that is treated as effectively connected with a U.S. trade or business, you would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, we may be required to withhold U.S. federal income tax on your share of such income. If you are a non-U.S. corporation, you may be subject to branch profits tax as well, at a rate of 30%, or a lower treaty rate, if applicable.

In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount on certain U.S. source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each non-U.S. Holder is required to provide us with a Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our unitholders. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. As such, if you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “– Administrative Matters – Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

The disposition of our units on the NYSE by a non-U.S. Holder will not be subject to U.S. federal income tax, so long as (i) such non-U.S. Holder does not own (and is not deemed to own) more than 5% of our units, and (ii) for the calendar quarter during which such disposition occurs, our units are regularly quoted by brokers and dealers making a market in our units. We do not intend to list our units for trading on any other exchange unless we determine that the foregoing consequences will continue to apply.

A non-U.S. Holder who owns (or is deemed to own) more than 5% of our units very likely will be subject to special rules under the Foreign Investment Real Property Act of 1980, and under those rules, a disposition of our units by such a non-U.S. Holder may be subject to U.S. federal income tax and return filing obligations. If you are a non-U.S. Holder and own or anticipate owning more than 5% of our units (either directly or indirectly), you should consult your tax advisors regarding the application of the foregoing rules to you.

The U.S. federal estate tax treatment of our units with regards to the estate of a non-U.S. citizen who is not a resident of the United States is not entirely clear. If our units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual non-U.S. Holders who are non-U.S. citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regards to our units.

Administrative Matters

Tax Matters Partner

Our Managing General Partner will act as our partnership’s “tax matters partner.” As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our partnership’s income, gain, loss and deduction for our preceding taxable year. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year’s tax liability, and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Tax Shelter Regulations

If we were to engage in a “reportable transaction”, we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction”, or as a “transaction of interest”, or that it produces certain kinds of losses in excess of $2 million. An investment in us may be considered a “reportable transaction” if, for example, we recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear, and the scope of reportable transactions can change retroactively, and, therefore, it is possible that they may be applicable in situations other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurances can be made that the IRS will not assert that we have participated in such a transaction.

You should consult your own tax advisors concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units held by you.

Taxable Year

Our partnership currently uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

A termination of our partnership would result in the close of its taxable year for all holders of our units. If you report on a taxable year other than a fiscal year ending on our partnership’s year-end, and you are otherwise subject to U.S. federal income tax, the closing of our partnership’s taxable year may result in more than 12 months of our partnership’s taxable income or loss being includable in your taxable income for the year of termination. Our partnership would be required to make new tax elections after a termination, including a new Section 754 Election. A termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the holders of our units, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our partnership from suffering a “technical termination” (which would close our taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there is a sale or exchange of 50% or more of our total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, our partnership may not elect to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding Issues

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are a corporation or come within another exempt category and demonstrate this fact when required or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund.

If you do not timely provide us with IRS Form W-9 or W-8, as applicable, or such form is not properly completed, we may become subject to U.S. “backup” withholding taxes in excess of what would have been imposed had our partnership received certifications from all investors. For administrative reasons, and in order to maintain fungibility of our units, such excess U.S. “backup” withholding taxes, and if necessary similar items, may be treated by our partnership as an expense that will be borne by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax certifications).

Certain Effects of a Transfer of Units

Our partnership may allocate items of income, gain, loss, deduction and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by Brookfield Infrastructure (and, in turn, our partnership) will generally be withheld by our partnership only when such dividends are paid. Because our partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our partnership on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. Brookfield Infrastructure may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to the monthly convention described above. Consequently, our unitholders may recognize income in excess of cash distributions received from our partnership, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholder would be allocated income which may be distributed to a subsequent unitholder and such subsequent unitholder would be subject to withholding at the time of distribution. Consequently, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

Brookfield Infrastructure has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gains from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes are imposed on income allocable to a U.S. Holder, and, thereafter, such U.S. Holder disposed of its units prior to the date distributions are made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and investors are urged to consult their own tax advisors regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the U.S. Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (or Brookfield Infrastructure) to meet the Qualifying Income Exception so as to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

Our partnership’s organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from, time-to-time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation or to elect to treat our partnership as a corporation for U.S. tax purposes. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER AND IN REVIEWING THIS PROSPECTUS THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a fair summary of the principal Canadian federal income tax consequences of the holding and disposition of units in our partnership and who, for purposes of the Income Tax Act (Canada), or the Tax Act, holds our units as capital property and deals at arm’s length with our partnership, Brookfield Infrastructure, the Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates. Generally, our units will be considered to be capital property to a holder, provided that the holder does not hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a holder that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” rules, a holder that is a “specified financial institution” as defined in the Tax Act, a holder to whom subsection 261(4) of the Tax Act applies, or a holder an interest in which is a “tax shelter investment” as defined in the Tax Act, or who acquires a unit as a tax shelter investment (and assumes that no such persons hold our units). Any such holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the Canada Revenue Agency, or CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed although no assurance can be given in this regard. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect prospective purchasers.

This summary assumes that neither our partnership nor Brookfield Infrastructure will be considered to carry on business in Canada. Our Managing General Partner and the Infrastructure General Partner have advised that they intend to conduct the affairs of each of these entities, to the extent possible, so that none of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard.

On October 31, 2006, the Minister of Finance (Canada) announced Tax Proposals to significantly change the taxation of most publicly traded trusts and partnerships and distributions or allocations, as the case may be, from these entities to their investors. Legislation to implement these proposals was contained in Bill C-52 which received Royal Assent on June 22, 2007, referred to herein as the SIFT Rules. Under the SIFT Rules, a “Canadian resident partnership” (within the meaning of the SIFT Rules), the units of which are listed or traded on a stock exchange or other “public market” (within the meaning of the SIFT Rules), and that holds one or more “non-portfolio properties” (within the meaning of the SIFT Rules), or a SIFT Partnership, would be taxed on the income (other than taxable dividends) or capital gains from such properties and on income from businesses carried on by the SIFT Partnership in Canada at a combined tax rate similar to that of a corporation, and allocations of such income to the partners would be taxed as dividends from a taxable Canadian corporation. This summary assumes that our partnership and Brookfield Infrastructure will at no relevant time be a SIFT Partnership on the basis that our partnership and Brookfield Infrastructure are not Canadian resident partnerships. There can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of our units are advised to consult their own tax advisors with respect to their particular circumstances.

Taxation of Canadian Resident Limited Partners

The following is a discussion of the consequences under the Tax Act to limited partners who at all relevant times are resident or deemed to be resident in Canada under the Tax Act, or Canadian Limited Partners.

Computation of Income or Loss

Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s pro rata share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether our units were held throughout such year. Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and our members will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our partnership will include our share of the income (or loss) of Brookfield Infrastructure for a fiscal year determined in accordance with Brookfield Infrastructure’s limited partnership agreement. For this purpose, our partnership’s fiscal year end and that of Brookfield Infrastructure will be December 31.

The income for tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each unitholder in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such unitholder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to unitholders with respect to such fiscal year. Generally, the source and character of items of income allocated to a unitholder with respect to a fiscal year of our partnership will be the same source and character as the cash distributions received by such unitholder with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our partnership to unitholders or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units held at each such date by a unitholder is of the total number of units issued and outstanding at each such date. Generally, the source and character of such income or losses allocated to a unitholder at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

The income of our partnership as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income of our partnership and Brookfield Infrastructure must be calculated in Canadian currency. Where our partnership (or Brookfield Infrastructure) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our partnership as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership and Brookfield Infrastructure may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our partnership’s or Brookfield Infrastructure’s income from a source in Canada.

In general, a Canadian Limited Partner’s share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our partnership will invest in limited partnership units of Brookfield Infrastructure. In computing our partnership’s income (or loss) under the Tax Act, Brookfield Infrastructure will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by Brookfield Infrastructure generally will be determined by reference to the source and character of such amounts when earned by Brookfield Infrastructure. The characterization by CRA of gains realized by our partnership or Brookfield Infrastructure on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein. However, the Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to realize significant gains or losses from dispositions of investments.

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend grossup and tax credit for eligible dividends when the dividend received by Brookfield Infrastructure is designated as an eligible dividend.

Foreign taxes paid by our partnership or Brookfield Infrastructure and taxes withheld at source (other than for the account of a particular Canadian Limited Partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the business-income tax and non-business-income tax paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation.

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. Pursuant to recent proposed amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty which will be effective after the Fifth Protocol has been ratified, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. Pursuant to recent proposed amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty which will be effective after the Fifth Protocol has been ratified, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

If our partnership incurs losses for tax purposes, each Canadian Limited Partner will, subject to the REOP Proposals discussed below, be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. Our Managing General Partner and the Infrastructure General Partner do not anticipate that our partnership or Brookfield Infrastructure will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

On October 31, 2003, the Department of Finance released for public comment Tax Proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Canadian Limited Partners from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Canadian Limited Partner has held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and Brookfield Infrastructure will, in and of themselves, generate losses, but no assurance can be given in this regard. However, unitholders may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that could be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposals may not differ significantly from the REOP Proposals described herein.

Bill C-10, which was passed in the House of Commons on October 29, 2007 and received second reading in the Senate on December 4, 2007, contains revised proposed amendments to the Tax Act relating to foreign investment entities, referred to as the FIE Proposals, that will, if enacted, apply to taxation years that begin after 2006. Each of the defined terms used in this paragraph are as defined in the FIE Proposals. The FIE Proposals generally require a taxpayer (other than an “exempt taxpayer” as defined in the FIE Proposals) that holds a “participating interest” (other than an “exempt interest”) in a “foreign investment entity” to include in income annually as income from property an amount determined by multiplying the “designated cost” of the participating interest by the prescribed rate of interest under the Tax Act from time-to-time unless the taxpayer makes a valid election to use either the “accrual method” or the “mark-to-market” method (which election is unlikely to be available in the case of our partnership or Brookfield Infrastructure because of the nature of their investments). Under the FIE Proposals, our units will be an exempt interest and therefore will not be subject to the FIE Proposals. Our partnership’s interest in Brookfield Infrastructure will also be an exempt interest. However, in computing income for Canadian federal income tax purposes, Brookfield Infrastructure will be subject to the FIE Proposals with respect to any interest that is a participating interest in a foreign investment entity (other than an exempt interest) or a tracked interest. For these purposes, an exempt interest includes an interest in a corporation that is a “controlled foreign affiliate” as defined in the Tax Act.

Each of the foreign subsidiaries that will be directly owned by Brookfield Infrastructure, collectively referred to as the controlled foreign affiliates, or CFAs, is expected to be a “foreign affiliate” and a “controlled foreign affiliate”, and not a “tracked interest”, each as defined in the Tax Act and the FIE Proposals, of Brookfield Infrastructure. Accordingly, the interest of Brookfield Infrastructure in the CFAs would not be subject to the FIE Proposals. However, if any of the CFAs becomes a tracked interest or ceases to be a CFA of Brookfield Infrastructure or if Brookfield Infrastructure acquires an interest in a foreign subsidiary that is a tracked interest or acquires an interest in a foreign subsidiary that is not a CFA, then Brookfield Infrastructure’s investment in such CFA or other foreign subsidiary would be subject to the FIE Proposals, unless another exemption is available. Canadian Limited Partners to whom the application of the FIE Proposals may be relevant are advised to consult their own tax advisors for the potential consequences of the application of these proposals having regard to such Canadian Limited Partners’ particular circumstances.

Dividends paid by the CFAs to Brookfield Infrastructure will be included in computing the income of Brookfield Infrastructure. To the extent that any of the CFAs or any direct or indirect subsidiary thereof earns income that is characterized as “foreign accrual property income” as defined in the Tax Act, or FAPI, in a particular taxation year of the CFA, the FAPI allocable to Brookfield Infrastructure must be included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes for the fiscal period of Brookfield Infrastructure in which the taxation year of that CFA ends, whether or not Brookfield Infrastructure actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” as defined in the Tax Act applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of foreign accrual tax will increase the adjusted cost base to Brookfield Infrastructure of its shares of the particular CFA in respect of which the FAPI was included. At such time as Brookfield Infrastructure receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to Brookfield Infrastructure and there will be a corresponding reduction in the adjusted cost base to Brookfield Infrastructure of the particular CFA shares.

Disposition of Our Units

The disposition by a Canadian Limited Partner of a unit of our partnership will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner’s units will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness), plus (ii) the pro rata share of the income of our partnership allocated to the Canadian Limited Partner for the fiscal years of our partnership ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our partnership ending before the relevant time and the Canadian Limited Partner’s distributions from our partnership made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

Where a Canadian Limited Partner disposes of all of its units, such person will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Limited Partner was entitled. Pursuant to the Tax Proposals, the pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units at the time of the disposition. These rules are complex and Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our partnership.

A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Limited Partner’s units will be nil at the beginning of the next fiscal year of our partnership.

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such limited partner’s income as a taxable capital gain. Where a Canadian Limited Partner disposes of units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by Brookfield Infrastructure. Canadian Limited Partners contemplating such dispositions should consult their own advisors. The Infrastructure General Partner has advised that it does not expect that Brookfield Infrastructure will hold any depreciable property and therefore expects that only one-half of any capital gains arising from a disposition of our units should be treated as taxable capital gains. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Units of our partnership will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds, registered education savings plans, registered disability savings plans and, commencing in 2009, tax-free savings accounts provided that our units are listed on a designated stock exchange (which would include the NYSE). However, unitholders may be subject to a penalty tax in respect of our units held in their tax-free savings account if our units are a “prohibited investment” for their tax-free savings account. In general, our units will be a prohibited investment for a unitholder’s tax-free savings account if (i) the unitholder, together with persons and partnerships with which the unitholder does not deal at arm’s length, holds 10% or more of the aggregate fair market value of all the units of our partnership, (ii) the unitholder does not deal at arm’s length with our partnership, (iii) the unitholder holds a “significant interest” within the meaning of subsection 207.01(4) of the Tax Act in a corporation, partnership or trust with which our partnership does not deal at arm’s length or (iv) our units are “restricted property” for a tax-free savings account as prescribed by the regulations to the Tax Act, unless our units are “prescribed property” for the unitholder’s tax-free savings account.

Taxation of Non-Canadian Limited Partners

The following summary applies to holders who at all relevant times are not resident and are not deemed to be resident in Canada for purposes of the Tax Act and who do not acquire or hold their investment in our partnership in connection with a business carried on, or deemed to be carried on, in Canada, each a Non-Canadian Limited Partner. The following summary assumes that our units are not “taxable Canadian property” as defined in the Tax Act and that our partnership and Brookfield Infrastructure generally will not dispose of properties that are taxable Canadian property (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange and listed shares where the number of shares owned exceeds prescribed amounts). Our units will be taxable Canadian property if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Our Managing General Partner and the Infrastructure General Partner advise that our units are not expected to be taxable Canadian property and that our partnership and Brookfield Infrastructure are not expected to dispose of taxable Canadian property. However, no assurance can be given in this regard.

Taxation of Income or Loss

A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or Brookfield Infrastructure) outside Canada or the non-business income earned by our partnership (or Brookfield Infrastructure) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. Our Managing General Partner and the Infrastructure General Partner, as the case may be, have advised that they intend to organize and conduct the affairs of our partnership or Brookfield Infrastructure such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of their investment in our partnership. However, no assurance can be given in this regard.

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. Pursuant to recent proposed amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty which will be effective after the Fifth Protocol has been ratified, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. Pursuant to recent proposed amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty which will be effective after the Fifth Protocol has been ratified, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

BERMUDA TAX CONSIDERATIONS

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to the partnership or any of its operations until March 28, 2016. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of the partnership.

Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.

10.F	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G	STATEMENT BY EXPERTS

Not applicable.

10.H	DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Brookfield Asset Management and our partnership are both subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our and Brookfield Asset Management’s SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Asset Management and our partnership are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

10.I	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT-RELATED MARKET RISK

See the information contained in this Form 20-F under Item 5 “Operating and Financial Review and Prospects.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Our partnership conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based on the evaluation, the persons performing the functions of principal executive and principal financial officers for us concluded that our disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, as appropriate to allow timely decisions regarding required disclosure.

This Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Under the supervision and participation of the persons performing the functions of principal executive and principal financial officers for us, we are in the process of conducting an evaluation of our internal control over financial reporting under Section 404 under the Sarbanes-Oxley Act. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our partnership have been detected.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Managing General Partner’s board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise and that he is an audit committee financial expert as defined by the US Securities and Exchange Commission and is independent within the meaning of the rules of the New York Stock Exchange. Our Managing General Partner’s Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

ITEM 16B.	CODE OF ETHICS

On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics (the “Code”) that applies to the members of the board of directors of the Managing General Partner, our partnership and any officers or employees of the Managing General Partner. We have posted a copy of the Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Deloitte & Touche LLP to act as our partnership’s and Brookfield Infrastructure’s independent accountants.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the period ended December 31, 2007.

	December 31, 2007
	USD (in thousands)%
Audit fees	$200	100%
Tax fees	—	—
Audit-related fees	—	—
Total	$200	100%

The audit committee of the Managing General Partner pre-approves all audit and non-audit services provided to our partnership and Brookfield Infrastructure by Deloitte & Touche LLP. In connection with the original registration statement all fees paid to Deloitte & Touche LLP were paid by Brookfield Asset Management Inc., and as such have not been disclosed by our partnership.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Our partnership may from time-to-time, subject to applicable law, purchase our units for cancellation in the open market, provided that any necessary approval has been obtained.

Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to BIP’s Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, BIP’s registration statement was filed with the SEC under File No. 1-33632).

1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

2.1	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P—incorporated by reference to Exhibit 2.1 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.1	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to BIP’s Registration Statement on Form 20-F/A filed December 18, 2007.

4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others—incorporated by reference to Exhibit 4.2 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc—incorporated by reference to Exhibit 4.4 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc—incorporated by reference to Exhibit 4.5 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.6	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.6 to BIP’s Registration Statement on Form 20-F filed July 31, 2007.

4.7	Purchase Agreement, dated June 16, 2006, by and among HQ Puno Ltd, Hydro-Quebéc International Transmisión Sudamérica S.A., Hydro-Québec International Inc., Rentas Electricas IV Limitada and Rentas Eléctricas III Limitada. Certain portions of Exhibit 4.7 are omitted pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934—incorporated by reference to Exhibit 4.7 to BIP’s Registration Statement on Form 20-F/A filed November 21, 2007.

4.8	Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc—incorporated by reference to Exhibit 4.8 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.9	Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc—incorporated by reference to Exhibit 4.9 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.10	Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited—incorporated by reference to Exhibit 4.10 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.11	Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation—incorporated by reference to Exhibit 4.11 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.12	Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation—incorporated by reference to Exhibit 4.12 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.13	English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participações Ltda.—incorporated by reference to Exhibit 4.13 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.14	Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP—incorporated by reference to Exhibit 4.14 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.15	Agreement Relating to the Indirect Acquisition of Longview, dated December 4, 2007, between Brookfield Infrastructure Corporation and Brookfield Asset Management Inc—incorporated by reference to Exhibit 4.15 to BIP’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.16	Credit Agreement, dated June 13, 2008, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc.*

4.17	Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated June 13, 2008 by Brookfield Infrastructure General Partner Limited.*

4.18	Amendment to Amended and Restated Limited Partnership Agreement, dated June 13, 2008 by Brookfield Infrastructure Partners L.P.*

8.1	List of all subsidiaries of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 8.1 to BIP’s Registration Statement on Form 20-F/A filed December 27, 2007.

12.1	Certification of Samuel Pollock, Co-Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of Aaron Regent, Co-Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.3	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of Samuel Pollock, Co-Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2	Certification of Aaron Regent, Co-Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.3	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

*	Filed electronically herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

Dated:	June 30, 2008	By:	/s/ James Keyes
Name: James Keyes
Title: Director

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2007 and for the period from May 21, 2007 to December 31, 2007	F-2

Audited Financial Statements of Brookfield Infrastructure L.P. as of December 31, 2007 and for the period from May 17, 2007 to December 31, 2007	F-10

Audited Divisional Combined Financial Statements of Brookfield Infrastructure Division as of and for the years ended November 26, 2007 and December 31, 2006 and 2005	F-20

Audited Consolidated Financial Statements of ETC Holdings Ltd. and Subsidiaries as of and for the year ended December 31, 2007 and for the twenty-eight weeks ended December 31, 2006	F-43

Audited Consolidated Financial Statements of Island Timberlands Limited Partnership as of December 31, 2007 and December 31, 2006 and for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005

F-69

Audited Consolidated Financial Statements of Island Timberlands Limited Partnership as of December 31, 2006 and December 25, 2005 and for the year ended December 31, 2006 and for the period from June 1, 2005 to December 31, 2005

F-85

Audited Consolidated Financial Statements of Longview Timber Holdings, Corp. as of December 31, 2007 and for the period from April 20, 2007 to December 31, 2007	F-98

Brookfield Infrastructure Partners F-1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2007 and for the period from May 21, 2007 to December 31, 2007

F-2 Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. :

We have audited the accompanying balance sheet of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of December 31, 2007 and the related statements of operations, partnership capital, accumulated other comprehensive income and cash flows for the period from May 21, 2007 to December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2007, and the results of its operations and its cash flows for the period from May 21, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

(signed) DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

April 30, 2008

Brookfield Infrastructure Partners F-3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2007

BALANCE SHEET

MILLIONS, U.S. DOLLARS
ASSETS
Equity accounted investment (Note 3)	$544.7

Total assets	544.7

Liabilities and partnership capital
Partnership capital	544.7

Total liabilities and partnership capital	$544.7

The accompanying notes are an integral part of these financial statements.

F-4 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the period from May 21, 2007 to December 31, 2007

STATEMENT OF OPERATIONS

MILLIONS, U.S. DOLLARS
Earnings from equity accounted investments	$0.7

Net income	$0.7

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the period from May 21, 2007 to December 31, 2007

STATEMENT OF PARTNERSHIP CAPITAL

MILLIONS, U.S DOLLARS
Partnership capital, opening	$—
Issuance of units during the period	542.7
Other comprehensive income	1.3
Net income for the period	0.7

Partnership capital, closing	$544.7

The accompanying notes are an integral part of these financial statements.

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

MILLIONS, U.S DOLLARS
Accumulated other comprehensive income, opening	$—
Net income	0.7
Other comprehensive income	1.3

Accumulated other comprehensive income, closing	$2.0

F-6 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the period from May 21, 2007 to December 31, 2007

STATEMENT OF CASH FLOWS

MILLIONS, U.S DOLLARS
Operating activities
Net income	$0.7
Adjustments for non-cash items:
Earnings from equity accounted investments	(0.7)

Cash from operating activities	—

Cash and equivalents
Change during the period	—
Balance, beginning of period	—

Balance, end of period	$—

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the period from May 21, 2007 to December 31, 2007

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 60% interest in Brookfield Infrastructure L.P., a partnership that has interests in electricity transmission and timber operations in North and South America. As of January 31, 2008, BIP had its limited partnership units traded under the symbol “BIP” on the NYSE.

Because BIP does not hold controlling interest in Brookfield Infrastructure and because of the Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities, as amended by Interpretation No. (“FIN”) 46 (R), BIP does not consolidate the results of operations, assets or liabilities of Brookfield Infrastructure L.P. The consolidated financial statements of Brookfield Infrastructure L.P. are included elsewhere within this annual report and should be read in conjunction with BIP’s financial statements.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the financial position and results of operations for BIP on the basis that its investment in Brookfield Infrastructure L.P. is accounted for on an equity accounting basis.

These financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

All figures are presented in millions of United States dollars unless otherwise noted.

Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts will differ from those estimates used in the preparation of these financial statements. Investment valuation and income taxes are the primary areas management has made estimates and assumptions.

Investments

Investments in operations in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for the Partnership’s proportional share of undistributed equity earnings or losses of the investment. Equity investments in non-public companies over which the Partnership does not exercise significant influence are carried at cost as the fair value is not readily determinable.

The Partnership accounts for its investment in Brookfield Infrastructure L.P., over which it has significant influence, under the equity method.

Investment Valuation

The Partnership recognizes an impairment charge when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. The Partnership considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Partnership’s cost basis, the financial condition and near-term prospects of the investee, and the Partnership’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Income Taxes

Income taxes are recognized using the asset and liability approach. Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Partnership accounts for deferred taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

Foreign Currency Translation and Transactions

The U.S. dollar is the Partnership’s functional and reporting currency.

Cash and Cash equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

F-8 Brookfield Infrastructure Partners

Recently Issued Accounting Standard

i)	SFAS157, “Fair Value Measurements”

As of January 1, 2008, the Partnership will be required to adopt, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The Partnership is assessing the impact this statement will have on the financial statements.

ii)	SFAS159, “The Fair Value Option for Financial Assets and Financial Liabilities”

As of January 1, 2008, the Partnership will be required to adopt, FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Partnership is assessing the impact this statement will have on the financial statements.

iii)	SFASNo. 141(R), “Business Combinations” and SFASNo. 160, “Non-controlling Interests in Consolidated Financial Statements”

As of January 1, 2009, the Partnership will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The Partnership is currently evaluating the impact of these new statements on the financial statements.

3.	EQUITY ACCOUNTED INVESTMENTS

The partnership’s net investment in equity accounted entities includes the following:

MILLIONS, U.S DOLLARS	Ownership %	Book Value December 31, 2007
Brookfield Infrastructure L.P.	60%	$544.7

4.	SUBSEQUENT EVENTS

On January 31, 2008, the BIP units were distributed by Brookfield Asset Management Inc. (“Brookfield”) to holders of its Class A limited voting shares and Class B limited voting shares by way of a special dividend. Brookfield’s limited partnership interests in Brookfield Infrastructure L.P. may, at the request of Brookfield, be redeemed in whole or in part for cash, subject to the right to BIP to acquire such securities (in lieu of such redemption) in exchange for an aggregate of approximately 39% of the total limited partnership units of BIP that are issued and outstanding after such exchange.

Brookfield Infrastructure Partners F-9

BROOKFIELD INFRASTRUCTURE L.P.

As of December 31, 2007 and for the period from May 17, 2007 to December 31, 2007

F-10 Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of

BROOKFIELD INFRASTRUCTURE L.P. :

We have audited the accompanying balance sheet of Brookfield Infrastructure L.P. (the “Partnership”) as of December 31, 2007 and the related statements of operations, accumulated other comprehensive income, retained earnings (deficit) and cash flows for the period from May 17, 2007 to December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2007, and the results of its operations and its cash flows for the period from May 21, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

(signed) DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

April 30, 2008

Brookfield Infrastructure Partners F-11

BROOKFIELD INFRASTRUCTURE L.P.

As of December 31, 2007

BALANCE SHEET

MILLIONS, U.S DOLLARS
ASSETS
Current assets
Cash and equivalents	$217.9
Accounts receivable	0.5

Total current assets	218.4
Deferred taxes and other assets	13.0
Cost accounted investments	195.2
Equity accounted investments (Note 3)	505.8

Total assets	932.4

LIABILITIES AND PARTNERSHIP CAPITAL
Liabilities
Deferred tax liabilities	4.6
Preference shares	20.0

Total liabilities	24.6
Redeemable partnership units (Note 4)	354.2
Partnership Capital
Partnership capital (Note 4)	554.1
Retained earnings (deficit)	(0.5)

Total liabilities and partnership capital	$932.4

The accompanying notes are an integral part of these financial statements.

F-12 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

For the period from May 17, 2007 to December 31, 2007

STATEMENT OF OPERATIONS

MILLIONS, U.S DOLLARS
Loss from equity accounted investments	$(7.8)
Investment income	0.5

(7.3)
Deferred tax recovery (net)	8.4

Net income	$1.1

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-13

BROOKFIELD INFRASTRUCTURE L.P.

For the period from May 17, 2007 to December 31, 2007

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

MILLIONS, U.S. DOLLARS
Accumulated other comprehensive income, opening	$—
Net income	1.1
Other comprehensive income	2.2

\Accumulated other comprehensive income, closing	$3.3

The accompanying notes are an integral part of these financial statements.

STATEMENT OF RETAINED EARNINGS (DEFICIT)

MILLIONS, U.S. DOLLARS
Retained earnings, opening	$—
Net income for the period	1.1
Other comprehensive income	2.2
Distributions	(3.8)

Retained earnings (deficit), closing	$(0.5)

The accompanying notes are an integral part of these financial statements.

F-14 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

For the period from May 17, 2007 to December 31, 2007

STATEMENT OF CASH FLOWS

MILLIONS, U.S. DOLLARS
Operating activities
Net income	$1.1
Adjustments for non-cash items:
Excess of equity losses over cash investment income	7.3
Deferred tax recovery	(8.4)

Cash from operating activities	—

Financing activities
Issuance of Preference shares	20.0
Cash contribution upon spin-off	197.9

Cash from financing activities	217.9

Cash and equivalents
Change during the period	217.9
Balance, beginning of period	—

Balance, end of period	$217.9

The accompanying notes are an integral part of these financial statements

Brookfield Infrastructure Partners F-15

BROOKFIELD INFRASTRUCTURE L.P.

For the period from May 17, 2007 to December 31, 2007

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure” or the “Partnership”) was formed as a limited partnership established under the laws of Bermuda pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated, and holds interests in electricity transmission and timber operations in North and South America.

In May 2007, Brookfield Asset Management Inc (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of their Class A limited voting shares and Class B limited voting shares. Upon spin-off, Brookfield restructured its infrastructure division so that portions of the current operations were acquired by Brookfield Infrastructure. Brookfield held approximately 60% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield holds exchangeable units of Brookfield Infrastructure, representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred the 60% of the limited partnership units of Brookfield Infrastructure that it held directly to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements reflect Brookfield Infrastructure’s accounting for the following investments on the equity accounting basis:

•	10.7% interest in Transelec Chile S.A., or Transelec, the Chilean transmission operations, which were acquired by Brookfield in June 2006.

•	30% interest in Longview Timber Holdings Corp., or Longview, the US timber operations, which were acquired by Brookfield in April 2007.

•	37.5% interest in Island Timberlands Limited Partnership, or Island, the Canadian timber operations, which were acquired by Brookfield in May 2007.

Brookfield Infrastructure also has an interest in a group of transmission lines in Brazil, called Transmissions Brasilerias De Energica Companies, commonly referred to as TBE. The investment reflects the direct investment in five Brazilian transmission companies with ownership percentages ranging from 7% to 18%, which is currently being accounted for under the cost accounting basis.

These financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

All figures are presented in millions of United States Dollars unless otherwise noted.

Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts will differ from those estimates used in the preparation of these financial statements. Investment valuation and income taxes are the primary areas where management has made estimates and assumptions.

Investments

Investments in operations in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for the Partnership’s proportional share of undistributed equity earnings or losses of the investment. Equity investments in non-public companies over which the Partnership does not exercise significant influence are carried at cost as the fair value is not readily determinable.

The Partnership accounts for its investments in Transelec, Island, and Longview, over which it has significant influence, under the equity method. The Partnership’s investment in TBE is carried at cost.

Investment Valuation

The Partnership recognizes an impairment charge when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. The Partnership considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Partnership’s cost basis, the financial condition and near-term prospects of the investee, and the Partnership’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

F-16 Brookfield Infrastructure Partners

Income Taxes

Income taxes are recognized using the asset and liability approach. Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. The Partnership accounts for deferred taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

Foreign Currency Translation and Transactions

The U.S. dollar is the Partnership’s functional and reporting currency.

Foreign currency denominated monetary assets and liabilities of the Partnership where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on the translation of these items are included in the statement of operations.

Cash and Cash equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Recently Issued Accounting Standards

i)	SFAS157, “Fair Value Measurements”

As of January 1, 2008, the Partnership will be required to adopt, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The Partnership is assessing the impact this statement will have on the financial statements.

ii)	SFAS159, “The Fair Value Option for Financial Assets and Financial Liabilities”

As of January 1, 2008, the Partnership will be required to adopt, FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Partnership is assessing the impact this statement will have on the financial statements.

iii)	SFASNo.141(R), “Business Combinations” and SFASNo. 160, “Non-controlling Interests in Consolidated Financial Statements”

As of January 1, 2009, the Partnership will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The Partnership is assessing the impact of these new statements on the financial statements.

3.	EQUITY ACCOUNTED INVESTMENTS

The Partnership’s net investment in equity accounted entities includes the following:

MILLIONS, U.S. DOLLARS	Ownership %	Book Value December 31, 2007
Transelec	10.7%	$128.4
Longview Timberlands	30.0%	212.9
Island Timberlands	37.5%	164.5

		$505.8

Brookfield Infrastructure Partners F-17

The following table presents certain summarized financial information in total, for all investments in equity accounted affiliates:

FOR THE PERIOD FROM NOVEMBER 27, 2007 TO DECEMBER 31, 2007 MILLIONS, U.S. DOLLARS
Gross revenue	$39.3
Dividend income	0.5
Costs and expenses applicable to gross revenue	(20.6)

Net operating income	19.2
Investment income	16.5
Interest expense	(29.6)

Adjusted net operating income	6.1
Depreciation, depletion and amortization	(12.9)
Deferred taxes and other	(27.0)

Net loss	$(33.8)

AS AT DECEMBER 31, MILLIONS, U.S. DOLLARS
Current assets	$251.7
Non-current assets	6,999.5

Total assets	$7,251.2

Current liabilities	$(1,434.1)
Non-current liabilities	(3,494.4)

Total liabilities	$(4,928.5)

4.	PARTNERSHIP CAPITAL

Brookfield Infrastructure has issued limited partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure for cash after two years from the date of closing of the spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the spin off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and the Partnership fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their redemption amount, which is equal to their fair value. As at December 31, 2007, carrying value approximates fair value.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 61% of the capital base of the Partnership. These units will be spun off as a special dividend to shareholders of Brookfield’s Class A limited voting shares and Class B limited voting shares.

F-18 Brookfield Infrastructure Partners

5.	SEGMENTED INFORMATION

The partnership’s operating segments are electricity transmission and timber. These segments each have their own management teams responsible for their operations and each segment reports discrete financial information to the Division’s Chief Operating Decision Maker (“CODM”). A key measure most often used by the CODM in assessing performance and in making resource allocation decisions is adjusted net operating income which enables the determination of cash return on equity deployed. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and on a proportional basis for the partnership, taking into account intercompany balances.

FOR THE PERIOD FROM NOVEMBER 27, 2007 TO DECEMBER 31, 2007 MILLIONS, U.S. DOLLARS	Electricity Transmission	Partnership share	Timber	Partnership share
Gross revenue	$21.2	$2.3	$18.1	$6.1
Dividend income	0.5	0.5	—	—
Direct costs	(3.7)	(0.4)	(16.9)	(5.6)

Net operating income	18.0	2.4	1.2	0.5
Investment and other income	3.0	0.3	(5.1)	(1.9)
Interest expense	(10.8)	(1.1)	(8.6)	(2.7)

Adjusted net operating income	10.2	1.6	(12.5)	(4.1)
Depreciation, depletion and amortization	(7.1)	(0.8)	(5.8)	(1.8)
Deferred taxes and other	(18.1)	(1.9)	(0.5)	(0.3)

Net losses	$(15.0)	$(1.1)	$(18.8)	$(6.2)

	2007
AS AT DECEMBER 31, MILLIONS, U.S. DOLLARS	Electricity Transmission	Partnership share	Timber	Partnership share
Current assets	$139.9	$15.0	$111.8	$37.0
Non-current assets	3,673.1	393.0	3,326.4	1,063.4

Assets	$3,813.0	$408.0	$3,438.2	$1,100.4

Current liabilities	$(144.8)	$(15.5)	$(1,289.3)	$(389.7)
Non-current liabilities	(2,468.0)	(264.1)	(1,026.4)	(341.2)

Liabilities	$(2,612.8)	$(279.6)	$(2,315.7)	$(730.9)

6.	SUBSEQUENT EVENTS

On March 12, 2008 Brookfield Infrastructure acquired from Brookfield all the assets of the Great Lakes Power Transmission Company for $91.2 million before working capital adjustments, plus the assumption of $121.1 million of debt.

On April 3, 2008 Brookfield Infrastructure acquired from Brookfield an additional investment in Transelec, which will increase its ownership to 17.8% from 10.7%.

Brookfield Infrastructure Partners F-19

BROOKFIELD INFRASTRUCTURE DIVISION

As of November 26, 2007 and December 31, 2006 and for the period from January 1, 2007 to November 26, 2007, and the years ended December 31, 2006 and 2005.

F-20 Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of

BROOKFIELD ASSET MANAGEMENT INC.:

We have audited the accompanying combined balance sheets of Brookfield’s Infrastructure Division (the “Division”) as of November 26, 2007 and December 31, 2006 and the related combined statements of comprehensive (loss) income, divisional equity, operations and cash flows for each of the period from January 1, 2007 to November 26, 2007 and years ended December 31, 2006 and 2005. These combined financial statements are the responsibility of the Division’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We did not audit the consolidated financial statements of ETC Holdings Ltd. and Subsidiaries (a subsidiary of Brookfield Asset Management Inc.), which statements reflect total assets constituting 51.1% and 79.2% of the Division’s combined total assets as of November 26, 2007 and December 31, 2006, respectively, and total revenues constituting 41.1%, 35.9%, and 0% of the Division’s combined total revenues for the period from January 1, 2007 to November 26, 2007 and the years ended December 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for ETC Holdings Ltd. and Subsidiaries, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Division is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such combined financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure as of November 26, 2007 and December 31, 2006, and the results of its operations and its cash flows for the period from January 1, 2007 to November 26, 2007, and for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

(signed) DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

April 30, 2008

Brookfield Infrastructure Partners F-21

COMBINED BALANCE SHEETS

ASSETS

MILLIONS, U.S. DOLLARS	Notes		As at November 26, 2007	As at December 31, 2006
Current assets
Cash and cash equivalents	2	(e)	$217.3	$158.6
Accounts receivable			55.5	29.6
Inventory			35.4	23.2
Prepaid expenses			8.3	6.7
Other assets			46.6	10.7

Total current assets			363.1	228.8
Restricted cash	3		848.6	849.5
Goodwill	2	(g)	1,070.0	455.5
Intangible assets	4		269.3	256.7
Deferred income taxes	5		169.5	138.4
Other assets	7		54.5	68.8
Investment in TBE	8		195.2	—
Property, plant and equipment, net	6		4,585.8	2,670.8

Total assets			$7,556.0	$4,668.5

LIABILITIES AND DIVISIONAL EQUITY

Current liabilities
Accounts payable			$112.2	$70.9
Performance fee payable	12		9.0	5.6
Short term bank loan			1,231.1	149.6
Other liabilities			59.5	8.3
Current portion of non-recourse borrowings	9		22.0	224.0

Total current liabilities			1,433.8	458.4
Non-recourse borrowings	9		1,911.2	1,489.9
Other debt of subsidiaries	10		931.2	1,771.3
Deferred tax liabilities			588.7	40.7
Performance fee payable	12		28.2	34.4
Other liabilities			13.0	55.7
Minority interest in consolidated subsidiaries	11		1,122.8	468.3
Divisional equity			1,527.1	349.8

Total liabilities and divisional equity			$7,556.0	$4,668.5

The accompanying notes are an integral part of these financial statements

F-22 Brookfield Infrastructure Partners

COMBINED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

MILLIONS, U.S. DOLLARS	Period from January 1, 2007 to November 26,2007	Year ended December 31, 2006	Year ended December 31, 2005
Net (loss) income for the period	$(64.3)	$(4.9)	$1.0
Other comprehensive (loss) income:
Translations of the net investment in foreign operations	20.7	5.2	—
Net losses on related hedging items, net of taxes of $1.8 million and $4.6 million, respectively	(6.3)	(5.7)	—

Comprehensive (loss) income for the period	$(49.9)	$(5.4)	$1.0

The accompanying notes are an integral part of these financial statements

Brookfield Infrastructure Partners F-23

COMBINED STATEMENTS OF DIVISIONAL EQUITY

MILLIONS, U.S. DOLLARS	Period from January 1, 2007 to November 26, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Opening divisional equity	$349.8	$266.8	$—
Contributions	1,477.9	88.4	265.8
Net (loss) income for the period	(64.3)	(4.9)	1.0
Other comprehensive income (loss)	14.4	(0.5)	—
Dividends	(250.7)	—	—

Ending divisional equity	$1,527.1	$349.8	$266.8

The accompanying notes are an integral part of these financial statements

F-24 Brookfield Infrastructure Partners

COMBINED STATEMENTS OF OPERATIONS

MILLIONS, U.S. DOLLARS	Notes	Period from January 1, 2007 to November 26, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Gross Revenue
Timber		$316.0	$197.3	$102.8
Transmission		221.1	110.5	—

		537.1	307.8	102.8
Costs and expenses applicable to revenues, excluding depreciation, depletion and amortization		(209.9)	(145.5)	(74.5)
Depreciation, depletion and amortization		(134.9)	(49.7)	(12.7)
Selling, general and administrative expenses		(35.2)	(17.5)	(3.4)
Peformance fees	12	—	(40.0)	—
Gain on sale of assets		6.5	5.8	2.1
Interest income on restricted cash		69.1	38.8	—
Interest expense		(344.1)	(136.1)	(12.7)
Other (expenses) income		28.3	10.4	0.4

(Loss) income before taxes and other items below		(83.1)	(26.0)	2.0
Deferred income taxes		25.6	2.3	—
Minority interest in (loss) income of consolidated subsidiaries	11	(6.8)	18.8	(1.0)

Net (loss) income for the period		$(64.3)	$(4.9)	$1.0

The accompanying notes are an integral part of these financial statements

Brookfield Infrastructure Partners F-25

COMBINED STATEMENTS OF CASH FLOWS

MILLIONS, U.S. DOLLARS	Period from January 1, 2007 to November 26, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Operating activities
Net (loss) income for the period	$(64.3)	$(4.9)	$1.0
Items not involving cash:
Depreciation, depletion and amortization	134.9	49.7	12.7
Gain on sale of assets	(6.5)	(5.8)	(2.1)
Minority interests	6.8	(18.8)	1.0
Deferred income taxes	(26.4)	(2.3)	—
Accrued interest	—	60.6	—
Management fee	—	40.0	—
Other	47.8	(10.0)	0.1
Change in non-cash operating items:
Accounts receivable	(11.5)	6.6	(3.2)
Inventories	(5.8)	(5.1)	1.5
Prepaid and other assets	(0.3)	(6.9)	0.6
Recoverable income taxes	(5.6)	(2.6)	9.1
Accounts payable and accrued liabilities	15.8	27.3	7.0
Other liabilities	(4.3)	(5.7)	—

	80.6	122.1	27.7

Investing activities
Acquisition of timberland assets, net of cash acquired	5.2	—	(527.5)
Acquisition of transmission assets, net of cash acquired	(2,226.5)	(1,648.5)	—
Payments on foreign exchange forward contracts designated as a hedge of net investment	(20.4)	(27.6)	—
Proceeds from sale of property, plant and equipment	312.2	12.9	9.6
Additions to property, plant and equipment	(38.9)	(34.8)	(3.2)
Investment in TBE	(195.2)	—	—
Restricted cash	(5.8)	(814.0)	—

	(2,169.4)	(2,512.0)	(521.1)

Financing activities
Capital contributions	1,231.2	348.8	531.7
Proceeds from long term debt	—	1,374.4	3.0
Distribution, to limited partners	(19.6)	(18.5)	(11.5)
Cash dividends paid	(250.7)	—	—
Proceeds from bank loans	—	814.0	—
Additions to long-term debt	1,699.3	—	—
Repayment of loan and debt	(521.7)	—	—
Other	9.0	—	—

	2,147.5	2,518.7	523.2

Increase in cash and cash equivalents	58.7	128.8	29.8
Cash and cash equivalents, beginning of period	158.6	29.8	—

Cash and cash equivalents, end of period	$217.3	$158.6	$29.8

Supplemental cash flow information
Cash interest paid	$200.5	$25.3	$2.1
Cash taxes paid	$6.5	$2.3	$—

The accompanying notes are an integral part of these financial statements

F-26 Brookfield Infrastructure Partners

NOTES TO COMBINED FINANCIAL STATEMENTS

(In U.S. Dollars)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

The business activities of Brookfield Infrastructure consist of interests in electricity transmission in South America, and timber operations in North America, which have historically been held as part of the infrastructure operations of Brookfield Asset Management Inc. (“Brookfield”).

In May 2007, Brookfield announced its intention to transfer a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “spin-off”). Brookfield effected a reorganization so that the current operations were acquired by holding entities, which are wholly-owned by Brookfield Infrastructure L.P. (the “Brookfield Infrastructure”), a newly formed limited partnership. Brookfield holds a 60% limited partnership interest in Brookfield Infrastructure and one or more wholly owned subsidiaries of Brookfield holds the remaining 40% interest in Brookfield Infrastructure through a 1% general partnership interest and an approximate 39% limited partnership interest in Brookfield Infrastructure. Brookfield transferred the approximate 60% limited partnership interest in Brookfield Infrastructure that it held to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP. These BIP units will then be distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares by way of a special dividend. Brookfield’s limited partnership interests in BIP may, at the request of Brookfield, be redeemed in whole or in part for cash, subject to the right of BIP to acquire such securities (in lieu of such redemption) in exchange for an aggregate of approximately 39% of the total limited partnership units of BIP that are issued and outstanding after such exchange.

The accompanying combined financial statements have been prepared in connection with the spin-off and represent the financial position and results of operations for Brookfield’s interests in Island Timberlands, Transelec and Longview, a portion of which was contributed to Brookfield Infrastructure as part of the spin-off on November 27, 2007.

2.	SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

These divisional combined financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The combined financial statements combine the assets, liabilities, revenues and expenses for Brookfield’s current infrastructure operations that will be contributed to Brookfield Infrastructure as a part of the spin-off on a 100% basis. The Division’s equity and net income have been adjusted to reflect ownership interests of parties other than Brookfield in these operations through an allocation to minority interests. These financial statements have been derived from the consolidated financial statements and accounting records of Island Timberlands, Longview and Transelec using the historical results of operations and historical basis of assets and liabilities. Since the financial statements reflect Brookfield’s interests in the infrastructure operations (Transelec – 27.8%, Island Timberlands – 50%, Longview – 100%) rather than the interests of Brookfield Infrastructure, the financial statements are not reflective of Brookfield Infrastructure’s financial position, operating results, changes in divisional equity and cash flows in the future or what they would have been had Brookfield Infrastructure been a separate, stand-alone operation during the years presented. The combined financial statements do not include inter-company allocations of assets, liabilities, revenues and expenses.

All figures are presented in millions of United States dollars unless otherwise noted.

Timberland Carrying Value

Timberlands are carried at cost less accumulated depletion. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years. Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle. The process of estimating sustainable harvest is complex, requiring significant estimation in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustainable harvest determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the combined financial statements. Changes in the determination of sustainable harvest could result in corresponding changes in the provision for depletion of the private timberland asset. Rates of depletion are revised for material changes to growth and harvest assumptions and are adjusted for any significant acquisition or disposition of timber. A 5% decrease in estimated timber volume available over the harvest cycle would have increased 2007 depletion expense by approximately $0.3 million (2006 – $0.3 million).

Island Timberlands Performance Fee

The Island Timberlands Limited Partnership (“Island”) performance fee relies heavily on independent valuations of the timberlands business and higher and better use (“HBU”) properties. These valuations rely on subjective information and, as such, the fee is subject to claw backs under certain conditions.

Brookfield Infrastructure Partners F-27

Goodwill

Impairment testing for goodwill is performed on an annual basis by the underlying investments. The first part of the test is a comparison of the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill (that shall be determined in the same manner as the amount of goodwill recognized in a business combination) with the carrying amount of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, then we would recognize an impairment loss in the amount of the difference, which would be recorded as a charge to income. The fair value of the reporting unit is determined using discounted cash flow models. In order to estimate future cash flows, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make assumptions and estimates about future interest rates, exchange rates, electricity transmission rate increases, cost trends, including expected operating and maintenance costs and taxes. The number of years included in determining discounted cash flow, in our opinion, is estimable because the number is closely associated with the useful lives of our transmission lines and other tangible assets. These useful lives are determinable based on historical experience and electricity transmission regulatory framework. The discount rate used in the analysis may fluctuate as economic conditions change. Therefore, the likelihood of a change in estimate in any given period may be relatively high.

Intangible assets

Intangible asset that are not subject to amortization (rights-of-way) are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Fair value of the indefinite useful life intangible assets may be assessed by reference to market prices and if such information is not available we apply discounted cash flow models that are subject to the same inherent limitations and uncertainties as those described above related to the estimations of the fair value of our reporting unit.

Derivatives

Transelec has certain financial derivative and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under the U.S. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended, except for certain instruments that qualify and are effective hedges of the foreign exchange risk exposure in the net investment of our transmission assets for which the changes in fair value are recognized in other comprehensive income. In establishing the fair value of such instruments, Transelec makes assumptions based on available market data and pricing models, which may change from time to time. Calculation of fair values of financial and embedded derivatives is done using models that are based primarily on discounted future cash flows and which use various inputs. Those inputs include estimated forward exchange rates, interest rates, inflation indices, prices of metals, and others. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used.

(b)	Acquisitions Completed During 2007

Longview Fibre Company (“Longview”), a timber and sawmill manufacturing company, was acquired by the Division on April 20, 2007. With the transaction, the Division acquired 588,000 acres of freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers to expand its timber platforms in North America. On May 31, 2007, the net assets of the manufacturing operations were sold at fair market value to a separate affiliate of Brookfield.

Brookfield acquired the stock and outstanding debt of Longview Fibre Company on April 20, 2007 for $2,252 million. The purchase was financed with $1,350 million of bridge financing, $200 million of long-term debt from a related party, and $702 million of cash. The total purchase price was allocated between the timber operations and the manufacturing operations based upon the respective fair values of each operation, as follows:

MILLIONS, U.S. DOLLARS	April 20, 2007
Timber operations	$1,958
Manufacturing operations	294

Total	$2,252

Subsequent to the acquisition, the manufacturing operations were sold to a related party for total proceeds of $253 million, including $92 million of debt (see Note 15). Additionally and immediately after the acquisition, the manufacturing operations sold eight converting facilities located in the central and eastern United States to a third party for net proceeds of $48 million.

F-28 Brookfield Infrastructure Partners

The purchase price of the Timber Operations was allocated based upon fair values to the following classes of assets and liabilities:

MILLIONS, U.S. DOLLARS	April 20, 2007
Current assets	$23
Capital assets	1,938
Other non-current assets	10
Current liabilities	(10)
Other non-current liabilities	(3)

Total	$1,958

The purchase allocation is subject to change for up to one year from the date of purchase.

The Division also recorded goodwill of $590.6 million which is not tax deductible, and primarily resulted from the recognition of a future tax liability which resulted as a result of the recognition of the fair value of the assets acquired. The only material long term assets recorded by the Division are those of timber and timberlands, which are depleted as the inventory is harvested. There were no pre-expiration contingencies that were recorded as a result of the purchase.

(c)	Acquisitions Completed During 2006

Transelec

The Division acquired Transelec Chile S.A. (“Transelec”), a transmission company in Chile to establish a transmission operating platform in South America, which owns over 8,000 kilometers of transmission lines and 51 substations, on June 30, 2006 for net cash consideration of $1,648.5 (including direct transaction costs of $2.6). The Division accounted for the business combination using the purchase method of accounting. The cost of the acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill, which was primarily attributable to the future economic benefit associated with owning these transmission assets. The final allocation of the purchase cost for the acquisition was as follows:

MILLIONS, U.S. DOLLARS	As of June 30, 2006
Assets acquired:
Current assets (net of cash and cash equivalents)	$30.0
Property, plant and equipment	1,751.4
Indefinite life intangibles (rights-of-way)	247.5
Other assets	52.4
Goodwill	625.0

Total assets acquired	2,706.3

Liabilities assumed:
Current portion of long-term bonds payable	(248.5)
Long-term bonds payable	(672.4)
Deferred income taxes	(84.4)
Other liabilities	(52.5)

Total liabilities assumed	(1,057.8)

Net cash consideration	$1,648.5

Consideration:
Net assets acquired	$1,746.6
Less: Cash and cash equivalents acquired	98.1

Net non-cash assets acquired	$1,648.5

Subsequent to the acquisition, Rentas Eléctricas IV Limitada merged with Transelec. The merger resulted in changes to the tax bases of certain assets and liabilities. This resulted in changes in future income tax assets and liabilities that were recorded as adjustments to goodwill ($181.9 million). The final balance of goodwill as of December 31, 2006 amounts to $455.5 million, which is not tax deductible.

The amounts allocated to depreciable assets are amortized over their estimated useful lives. The Division also periodically evaluates the carrying values of assets acquired in the business combinations for potential impairment based on reviews of estimated future operating income and cash flows on an undiscounted basis. No impairment indicators were observed during the period covered by these combined financial statements.

Brookfield Infrastructure Partners F-29

In accordance with the terms of the purchase agreement with Transelec (the “Purchase Agreement”), the purchase price is subject to potential future adjustments that will be determined based on the results of the trunk transmission tariff process currently being conducted in accordance with Law 19940 (Short Law) enacted on March 13, 2004. As of the acquisition date and as of December 31, 2006 the outcome of this tariff process was not determined as such no contingent considerations were recorded on the financial statements. Currently, after publication in May 2007 of reports by Comissión Nacional de Energía (National Energy Commission) and Panel of Experts, management estimates that the potential adjustment to the purchase price may amount to approximately to $160.0. The consideration will become issuable after completing a formal process of determination of the adjustments as stipulated in the Purchase Agreement and including among others: formal publication of a respective decree by Ministerio de Economía in the Official Gazette, determination of the purchase price adjustments by the sellers (Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation), and negotiation between the parties as to the amounts of adjustments. A potential resulting liability or asset will be recognized when the contingency is resolved and consideration will be issued.

The Division’s net investment in Transelec reflects Brookfield’s current 27.8% interest in Transelec.

(d)	Foreign Currency Translation and Transactions

The U.S. dollar is the Division’s functional and reporting currency.

Non-monetary transactions that are measured in terms of historical cost in a foreign currency are translated at the exchange rate at the date of transaction.

Foreign currency denominated monetary assets and liabilities of the Division, where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses are translated at average rates during the period. Gains or losses on the translation of these items are included in the statements of operations.

(e)	Cash and cash equivalents

Cash and cash equivalents presented in the combined financial statements includes cash, term deposits, and other balances (reverse resale agreements) with maturities of less than 90 days and are detailed as follows:

MILLIONS, U.S. DOLLARS	November 26, 2007	December 31, 2006
Description
Cash and bank	$62.2	$38.1
Term deposits	150.1	94.4
Reverse resale agreements	5.0	26.1

Total	$217.3	$158.6

Term deposits are recorded at cost plus accrued interest. The average interest rate on the term deposits was 4.9% and 4.2% as of November 26, 2007 and December 31, 2006, respectively.

Reverse resale agreements are valued at the investment value (cost) plus accrued interest.

(f)	Recently Issued Accounting Standards

i)	SFAS157, “Fair Value Measurements”

As of January 1, 2008, the Division will be required to adopt, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. The Division is assessing the impact this statement will have on the combined financial statements.

ii)	SFAS159, “The Fair Value Option for Financial Assets and Financial Liabilities”

As of January 1, 2008, the Division will be required to adopt, FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Division is assessing the impact this statement will have on the combined financial statements.

iii)	SFASNo. 141(R), “Business Combinations” and SFASNo. 160, “Non-controlling Interests in Consolidated Financial Statements”

As of January 1, 2009, the Division will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The Division is currently evaluating the impact of these new statements on the combined financial statements.

F-30 Brookfield Infrastructure Partners

(g)	Goodwill

The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. Goodwill is not amortized and is reviewed annually for impairment. A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any:

1.	The fair value of a reporting unit is compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

2.	When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit – Transelec. No impairment indicators were observed during the period covered by these combined financial statements.

In 2007, Brookfield acquired a timberland infrastructure company in the U.S. as described in note 2(b) and recorded $590.6 million of goodwill.

(h)	Property, Plant and Equipment

i)	Timber Infrastructure

Timberlands and logging roads are carried at cost less accumulated depletion and amortization. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years.

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

Timberlands and logging roads are tested for impairment in value whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% –5%
Plant and equipment	10% –20%

Property, plant and equipment includes HBU land which is not depreciated and the value of this land varies with real estate conditions as well as the local regulatory environment.

Island Timberlands and Longview review for the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the expected undiscounted future cash flows from its use and eventual disposition. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value. The Division did not record any impairment losses during the period from January 1, 2007 through November 26, 2007 and during the years December 31, 2006 and 2005.

ii)	Transmission Infrastructure

Property, plant and equipment are stated at acquisition cost based on fair values determined as of June 30, 2006 (date of acquisition of Transelec). The cost of an item of property, plant and equipment acquired subsequently includes the purchase price and other acquisition costs such as installation costs including architectural, design and engineering fees, legal fees, survey costs and site preparation costs. The cost of items constructed or developed over time includes direct construction (such as materials and labour), and overhead costs directly attributable to the construction or development activity, including interest costs.

Some of Transelec’s transmission lines and other assets may have asset retirement obligations. The vast majority of Transelec’s rights-of-way (easements) on which such assets are located are of perpetual duration. As Transelec expects to use the majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at the balance sheet dates. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that Transelec is legally required to remove, an asset retirement obligation will be recognized at that time.

Brookfield Infrastructure Partners F-31

The depreciation of property, plant and equipment has been calculated using a straight-line method, based on the estimated useful lives of the assets that for major classes of the property, plant and equipment are as follows:

Description	Years
Transmission lines	40
Electrical equipment	15-35
Non-hydraulic civil projects	40
Other	3-40

(i)	Accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts.

(j)	Derivative contracts and hedging

Transelec selectively utilizes derivative financial instruments primarily to manage financial risks, principally foreign exchange risk. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value.

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks related to a net investment in Transelec (considered a self-sustaining subsidiary with a functional currency different from the currency of the parent company) are included in other comprehensive income.

Derivative financial instruments that are not designated as hedges or do not meet hedge effectiveness criteria are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income or loss in the period the changes occur.

Derivatives instruments are disclosed separately on the balance sheet depending on their nature as assets or liabilities. Payments and receipts under currency swap contracts are recognized as adjustments to foreign exchange gains/losses on an accrual basis.

(k)	Asset retirement obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

(l)	Revenue recognition – Timberlands

Revenue is derived primarily from the sale of logs and related products. Island Timberlands and Longview recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

Revenue recognition – Transmission

The regulatory framework that governs electrical transmission activity in Chile comes from the By-Law of the Electric Services dated 1982 (DFL(M) No. 1/82), and subsequent amendments thereto, including Law 19,940 (Short Law) enacted on March 13, 2004. These are complemented by the By-Law of the Electric Services Regulations dated 1997 (Supreme Decree No. 327/97 of the Mining Ministry), and its amendments, and by the recently enacted Technical Standard for Liability and Quality of Service (R.M.EXTA No. 40 dated May 16, 2005) and subsequent amendments thereto.

Transelec’s revenues correspond mainly to remuneration from the use of its electricity transmission facilities. This remuneration is earned in part from arrangements subject to the tariff regulation and in part from contractual arrangements with the users of the transmission facilities.

The total remuneration for the use of each of the transmission facilities for both regulated and contractual arrangements includes in general two components: i) the AVI, which is the annuity of the Investment Value (VI), calculated in such a way that the present value of these annuities, using an annual real discount rate and the economic useful life of each of the facilities equals the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the COMA, which corresponds to the cost required to Operate, Maintain and Administrate the corresponding transmission facilities.

Revenues generating from both regulatory and contractual arrangements do not fluctuate with usage of the transmission system. Revenues are recognized and invoiced on a monthly basis in amounts resulting from the application of the AVI and COMA values stipulated in the contracts or regulated tariffs and indexed as applicable. The transmission service is invoiced usually at the beginning of the month following the month when service was rendered and thus the revenue recognized each month includes transmission service provided but not invoiced up to the month end.

The tariffs resulting from applications of the above mentioned concepts of value of the investment in the transmission system and costs of its operation, maintenance and administration are determined every four years based on the results of technical studies performed by independent consultants under supervision of Comissión Nacional de Energía (National Energy Commission). In the meantime the tariffs are adjusted periodically to reflect certain indexations included in the tariffs’ formulas.

F-32 Brookfield Infrastructure Partners

(m)	Current and deferred income taxes

Transelec has determined its current tax assets and liabilities in accordance with Chilean tax regulations applicable to activities of its subsidiaries. Transelec records deferred income taxes, using the liability method, based on tax effects of temporary differences between the accounting and tax values of assets and liabilities.

There are no current and deferred taxes related to Island Timberlands as this is a non-taxable partnership.

(n)	Inventories

Logs in our timber business are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

3.	RESTRICTED CASH

Restricted cash represents funds on deposit held to satisfy debt obligations that are included on the balance sheet in other debt of subsidiaries. The deposited funds are subject to a collateral security agreement and are segregated for the purposes of satisfying the indebtedness. See Note 12.

4.	INTANGIBLE ASSETS

Intangible assets include rights-of-way, valued at their fair values on the date of acquisition of Transelec. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized unless their lives are determined to be no longer indefinite.

5.	DEFERRED INCOME TAXES

As of November 26, 2007, Transelec recorded a deferred tax asset of $167.6 million (December 31, 2006 - $138.4 million), a deferred tax liability of $34.7 million (December 31, 2006- $40.7 million), and Longview recorded a deferred tax asset of $1.9 million (December 31, 2006 - $ nil) and a deferred tax liability of $554.0 million (December 31, 2006 - $ nil) which was composed of various temporary differences as follows:

	Deferred income tax assets	Deferred income tax liabilities	Deferred income tax assets	Deferred income tax liabilities
MILLIONS, U.S. DOLLARS	2007	2007	2006	2006
Temporary differences
Staff severance indemnities	$—	$0.5	$—	$—
Leased assets	0.1	—	—	8.1
Property, plant and equipment	110.9	—	110.9	—
Price-level restatement	—	—	2.7	—
Goodwill and Intangibles	—	575.8	—	22.4
Capitalized financial expenses	—	—	—	2.6
Write-offs of assets	—	—	0.4
Prepaid expenses	—	3.8	—	1.7
Tax losses(1)	46.7	—	13.9	—
Swap contracts	—	0.1	0.3	—
Embedded derivatives	—	8.5	—	—
Bonds	9.9	—	10.2	—
Off-market contracts	—	—	—	5.9
Others	1.9	—	—	—

Total deferred income taxes	$169.5	$588.7	$138.4	$40.7

1	In accordance with current Chilean tax regulations, tax losses do not expire

Brookfield Infrastructure Partners F-33

6.	PROPERTY, PLANT AND EQUIPMENT

MILLIONS, U.S. DOLLARS	Note	2007	2006
Timber infrastructure	(a)	$2,737.0	$892.7
Transmission infrastructure	(b)	1,848.8	1,778.1

Total		$4,585.8	$2,670.8

(a)	Timberlands infrastructure

	2007			2006
MILLIONS, U.S. DOLLARS	Cost	Accumulated Depreciation and Depletion	Net Book Value	Cost	Accumulated Depreciation and Depletion	Net Book Value
Land	$1.4	$—	$1.4	$—	$—	$—
HBU land	104.3	—	104.3	110.3	—	110.3
Buildings	1.3	0.3	1.0	0.9	0.2	0.7
Plant and equipment	6.4	1.8	4.6	3.9	1.1	2.8
Timber	1,738.3	62.8	1,675.5	—	—	—
Timberlands	967.1	37.9	929.2	791.9	23.6	768.3
Reforestation	10.0	—	10.0	6.1	—	6.1
Logging roads	23.1	12.1	11.0	12.5	8.0	4.5

	$2,851.9	$114.9	$2,737.0	$925.6	$32.9	$892.7

(b)	Transmission infrastructure

	2007			2006
MILLIONS, U.S. DOLLARS	Cost	Accumulated Depreciation and Depletion	Net Book Value	Cost	Accumulated Depreciation and Depletion	Net Book Value
Land	$30.3	$—	$30.3	$28.4	$—	$28.4
Buildings and infrastructure	1,353.5	46.3	1,307.2	1,278.8	15.7	1,263.1
Machinery and equipment	546.7	38.1	508.6	499.1	15.1	484.0
Other property, plant and equipment	2.7	—	2.7	2.6	—	2.6

	$1,933.2	$84.4	$1,848.8	$1,808.9	$30.8	$1,778.1

7.	OTHER ASSETS (NON-CURRENT)

MILLIONS, U.S. DOLLARS	Note	2007	2006
Fair value of embedded derivative contracts	1	$46.2	$38.5
Long-term receivables		5.0	17.6
Other miscellaneous assets		3.3	12.7

		$54.5	$68.8

1	Embedded derivatives held by Transelec corresponded to foreign currency and various indexation features embedded in acquisition of fixed assets and electricity transmission contracts. Fair value of those contracts was $45.8 million as at November 26, 2007 (December 31, 2006 - $31.5 million).

8.	INVESTMENT IN TBE

The Division acquired from Brookfield during the fourth quarter of 2007, interests ranging from 7% to 18% in a collection of five separate power transmission lines located in the states of Paro, Marahao and Santa Caterina in Brazil, and collectively referred to as “TBE”, for $195.2 million.

F-34 Brookfield Infrastructure Partners

9.	NON-RECOURSE BORROWINGS

Transmission infrastructure

MILLIONS, U.S. DOLLARS	Repayment Date	Interest Rate	2007	2006
Chilean denominated bonds	March 1, 2007	6.2%	$—	$1.4
Chilean denominated bonds	March 1, 2007	6.2%	—	2.8
Chilean denominated bonds	March 1, 2008	6.2%	0.1	0.1
Chilean denominated bonds	March 1, 2008	6.2%	1.7	2.1
U.S. denominated bonds	April 15, 2008	7.9%	4.8	7.9
Chilean denominated bonds	March 1, 2008	6.2%	—	69.2
Chilean denominated bonds	March 1, 2008	6.2%	—	138.4
Chilean denominated bonds	September 1, 2008	6.2%	0.2	0.1
Chilean denominated bonds	September 1, 2008	6.2%	2.3	1.0
Chilean denominated bonds	March 1, 2008	4.3%	10.1	1.0
Chilean denominated bonds	June 15, 2008	3.5%	2.0	—
U.S. denominated bonds	February 2, 2008	6.6%	0.8	—

			$22.0	$224.0

Long term bonds payable
Chilean denominated bonds	March 1, 2022	6.2%	$8.5	$7.8
Chilean denominated bonds	March 1, 2022	6.2%	128.2	117.4
U.S. denominated bonds	April 11, 2011	7.9%	484.6	489.9
Chilean denominated bonds	December 15, 2027	4.3%	520.7	464.8
Chilean denominated bonds	September 1, 2016	3.5%	231.5	—
U.S. denominated bonds	May 2, 2026	7.1%	150.0	—
Debt issuance costs			(22.3)	—

			1,501.2	1,079.9

Timber infrastructure

MILLIONS, U.S. DOLLARS	Repayment Date	Interest Rate	2007	2006
U.S. secured bonds	August 30, 2015	5.6%	$100.0	$100.0
U.S. secured bonds	August 30, 2025	6.2%	210.0	210.0
U.S. secured bonds	August 30, 2030	6.3%	100.0	100.0

			$410.0	$410.0

Total long term bonds payable			$1,911.2	$1,489.9

Brookfield Infrastructure Partners F-35

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

MILLIONS, U.S. DOLLARS	Timberlands infrastructure	Transmission infrastructure	Total Annual Repayments
2007	$—	$—	$—
2008	—	2.4	2.4
2009	—	2.4	2.4
2010	—	2.4	2.4
2011	—	489.5	489.5
2012	—	4.9	4.9
Thereafter	410.0	1,021.6	1,431.6

Total 2007	$410.0	$1,523.2	$1,933.2

Total 2006	$410.0	$1,303.9	$1,713.9

Non-recourse borrowings include $640.2 million repayable in U.S. dollars with an average rate of 7.4%, and $883.3 million repayable in Chilean pesos with an average rate of 5.3%.

Longview - Bridge loan ($1,200 million)

The interest rate at November 26, 2007 is 5.90% which is calculated at one month LIBOR plus a margin set at 1.00%. The bridge loan is collateralized with the timber, timberlands and logging roads. The fair value of the bridge loan approximates its carrying value due to the variable interest rate on the loan. The bridge loan matures in October 2008 and is in the process of being refinanced with long-term fixed rate financing.

10.	OTHER DEBT OF SUBSIDIARIES

MILLIONS, U.S. DOLLARS	Note	2007	2006
Promissory notes	1	$—	$859.4
Bank loans	2	840.0	849.4
Long term derivatives	3	91.2	62.5

		$931.2	$1,771.3

1	Represents a promissory convertible note issued by ETC Holdings Ltd. to its shareholders. The notes are due on June 30, 2016 and accrue interest of LIBOR plus 2.875 basis points (8.2%). The notes were converted into equity in 2007.

2	Represents the outstanding capital of a loan obtained from a third party by ETC Holdings Ltd. The loan bears interest at a rate equal to the six month LIBOR plus 3% (8.4%).

3	Transelec entered into five US$/UF cross currency swaps contracts totaling $220.0 million to hedge part of its exchange rate risk exposure to bonds denominated in US dollars. Initially, the swaps were designated as cash flow hedges, however given ineffectiveness observed after inception, hedge accounting was not applied and all changes in the fair value of the swaps were recorded in income. Fair value of the swap contracts recognized on the balance sheet is $91.6 million (December 31, 2006— $62.6 million). The swaps mature in 2011.

Transelec has $31.1 million of short-term loans. As of November 26, 2007, the balance of the bank loans corresponds to loan obtained from Scotia & Trust (Cayman) Ltd. The loan bears interest of 6 months Libor plus 3%.

11.	MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES

Minority interests in net assets and income represent the common equity and income in consolidated entities that are owned by other shareholders not related to Brookfield.

12.	PERFORMANCE FEE PAYABLE

Pursuant to the terms of a Management Agreement between Island and Brookfield Timberlands Management (“BTM”), an affiliate of the Division, management fees are payable to BTM as compensation for the services provided. These fees are comprised of a base management fee at 0.075% of the Fair Market Value of partnership units which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds, which are also determined by reference to Fair Market Value measures.

The performance fee is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation based on a five year period ending in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be repaid by BTM to Island.

F-36 Brookfield Infrastructure Partners

In April 2007, following receipt of independent valuation reports, management estimated the performance fee for the year ended December 31, 2006 to be $40.0 million. The fees are payable in installments over a seven-year period, and will bear interest at a rate of 6.02%. The performance fee has been accrued and charged to the consolidated statement of operations for the year ended December 31, 2006 ($nil for the period from January 1, 2007 to November 26, 2007 and for the year ended December 31, 2005). For the period ended November 26, 2007, the division made $2.8 million payment, resulting in the accrued amount to be $37.2 million (2006 – $40.0 million).

13.	SEGMENTED INFORMATION

The Division’s operating segments are electricity transmission and timber. These segments each have their own management teams responsible for their operations and each segment reports discrete financial information to the Division’s Chief Operating Decision Maker (“CODM”). A key measure most often used by the CODM in assessing performance and in making resource allocation decisions is adjusted net operating income which enables the determination of cash return on equity deployed. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account intercompany balances.

	Period from January 1, 2007 to November 26, 2007				For the year ended December 31, 2006					2005
MILLIONS, U.S. DOLLARS	Electricity Transmission	Division’s Share	Timber	Division’s Share	Electricity Transmission	Division’s Share		Timber	Division’s Share	Timber	Division’s Share
Gross revenue	$221.1	$61.5	$316.0	$214.0	$110.5	$30.8		$197.3	$98.7	$102.8	$51.4
Direct costs	(37.2)	(10.3)	(207.9)	(137.6)	(24.8)	(6.9)		(138.2)	(69.1)	(77.9)	(39.0)

Net operating income	183.9	51.2	108.1	76.4	85.7	23.9		59.1	29.6	24.9	12.4
Investment and other income	10.4	2.9	9.0	4.9	11.5	3.2		4.7	2.2	2.5	1.3
Interest expense, net of interest on restricted cash	(144.7)	(31.1)	(91.7)	(79.6)	(81.5)	(13.6	)(1)	(24.9)	(12.4)	(12.7)	(6.4)

Adjusted net operating income	49.6	23.0	25.4	1.7	15.7	13.5		38.9	19.4	14.7	7.3
Depreciation, depletion and amortization	(52.9)	(14.7)	(82.0)	(72.5)	(29.3)	(8.2)		(20.4)	(10.2)	(12.7)	(6.3)
Deferred taxes and other provisions	(7.0)	(1.9)	0.3	0.3	5.5	1.5		(40.0)	(20.0)	—	—

Net income (loss)	$(10.3)	$6.4	$(56.3)	$(70.5)	$(8.1)	$6.8		$(21.5)	$(10.8)	$2.0	$1.0

	As at November 26, 2007				As at December 31, 2006					2005
MILLIONS, U.S. DOLLARS	Electricity Transmission	Division’s Share	Timber	Division’s Share	Electricity Transmission	Division’s Share		Timber	Division’s Share	Timber	Division’s Share
Current assets	$198.9	$55.3	$114.6	$92.5	$156.9	$43.6		$41.9	$51.0 (2)	$43.4	$33.3
Non-current assets	3,665.3	1,018.9	3,332.4	2,895.2	3,506.3	974.8		892.7	446.4	918.5	459.2

Assets	$3,864.2	$1,074.3	$3,447.0	$2,987.7	$3,663.2	$1,018.4		$934.6	$497.4	$961.9	$492.5

Current liabilities	$(155.3)	$(43.2)	$(1,278.5)	$(1,265.1)	$(432.5)	$(120.2)		$(25.9)	$(13.0)	$(21.2)	$(10.6)
Non-current liabilities	(2,438.4)	(677.9)	(1,029.1)	(806.5)	(2,894.8)	(804.8)		(456.5)	(228.3)	(430.1)	(215.1)

Liabilities	$(2,593.7)	$(721.1)	$(2,307.6)	$(2,071.6)	$(3,327.3)	$(925.0)		$(482.4)	$(241.3)	$(451.3)	$(225.7)

The Division’s revenue and long lived assets recorded on its financial statements are broken down as follows by reportable segment:

	Period from January 1, 2007 to November 26, 2007			For the year ended December 31, 2006			2005
MILLIONS, U.S. DOLLARS	Electricity Transmission	Timber	Total	Electricity Transmission	Timber	Total	Timber	Total
Revenue	$221.1	$316.0	$537.1	$110.5	$197.3	$307.8	$102.8	$102.8
Long lived assets	$3,497.7	$3,330.5	$6,828.2	$3,408.6	$892.7	$4,301.3	$918.5	$918.5

	Period from January 1, 2007 to November 26, 2007				For the year ended December 31, 2006			2005
MILLIONS, US DOLLARS	Canada	Chile	U.S.	Total	Canada	Chile	Total	Timber	Total
Revenue	$203.9	$221.1	$112.1	$537.1	$197.3	$110.5	$307.8	$102.8	$102.8
Long lived assets	$874.4	$3,497.7	$2,456.1	$6,828.2	$892.7	$3,408.6	$4,301.3	$918.5	$918.5

Transelec’s revenues from its principal customer, Endesa, accounted for approximately 70% of total revenues for the period from January 1, 2007 to November 26, 2007.

(1)	Reflects Brookfield’s share after eliminating $9.1 million of interest expense paid on intercompany debt between the Division and the transmission operations

(2)	Reflects Brookfield’s share after elimination of $49.6 million (2006 – $30.0 million) of intercompany dividends paid out by the timber operations to the Division.

Brookfield Infrastructure Partners F-37

14.	SUBSEQUENT EVENTS

The Division will acquire from Brookfield all the assets of the Great Lakes Power Transmission Company for $91.5 million before working capital adjustments plus the assumption of $121.4 million of debt. The closing date of the acquisition is expected to be in the first quarter of 2008 subject to the receipt of regulatory approvals.

The Division will acquire from Brookfield an additional investment in Transelec which will increase its ownership to 17.8% from 10.7%.

On January 31, 2008, the BIP units were distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares by way of a special dividend. Brookfield’s limited partnership interests in Brookfield Infrastructure may, at the request of Brookfield, be redeemed in whole or in part for cash, subject to the right to BIP to acquire such securities (in lieu of such redemption) in exchange for an aggregate of approximately 39% of the total limited partnership units of BIP that are issued and outstanding after such exchange.

15.	COMBINED FINANCIAL STATEMENTS

Combined Balance Sheets

	As at November 26, 2007						As at December 31, 2006
MILLIONS, U.S. DOLLARS	Island	Transelec	Longview	Adjustments / Other		Combined	Island	Transelec	Adjustments		Combined
Assets
Current assets
Cash and cash equivalents	$12.2	$107.5	$48.0	$49.6	[2]	$217.3	$7.7	$120.9	$30.0	[2]	$158.6
Accounts receivable	3.2	47.1	5.2	—		55.5	7.4	22.2	—		29.6
Inventory	25.1	—	10.3	—		35.4	23.1	0.1	—		23.2
Prepaid expenses	1.4	0.1	6.8	—		8.3	0.9	5.8	—		6.7
Other assets	2.4	44.2	—	—		46.6	2.8	7.9	—		10.7

Total current assets	44.3	198.9	70.3	49.6		363.1	41.9	156.9	30.0		228.8
Restricted cash	—	848.6	—	—		848.6	—	849.5	—		849.5
Goodwill	—	479.4	590.6	—		1,070.0	—	455.5	—		455.5
Intangible assets	—	269.3	—	—		269.3	—	256.7	—		256.7
Deferred income taxes	—	167.6	1.9	—		169.5	—	138.4	—		138.4
Other assets	—	51.6	2.9	—		54.5	—	68.8	—		68.8
Investment in TBE	—	—	—	195.2		195.2	—	—	—		—
Property, plant and equipment, net	874.4	1,848.8	1,862.6	—		4,585.8	892.7	1,778.1	—		2,670.8

Total assets	$918.7	$3,864.2	$2,528.3	$244.8		$7,556.0	$934.6	$3,703.9	$30.0		$4,668.5

Liabilities and divisional equity
Current liabilities
Accounts payable	$16.8	$91.0	$4.4	$—		$112.2	$20.3	$50.6	$—		$70.9
Performance fee payable	9.0	—	—	—		9.0	5.6	—	—		5.6
Short term bank loan	—	31.1	1,200.0	—		1,231.1	—	149.6	—		149.6
Other liabilities	1.1	11.2	47.2	—		59.5	—	8.3	—		8.3
Current portion of non-recourse borrowings	—	22.0	—	—		22.0	—	224.0	—		224.0

Total current liabilities	26.9	155.3	1,251.6	—		1,433.8	25.9	432.5	—		458.4
Non-recourse borrowings	410.0	1,501.2	—	—		1,911.2	410.0	1,079.9	—		1,489.9
Other debt of subsidiaries	—	931.2	—	—		931.2	—	1,771.3	—		1,771.3
Deferred tax liabilities	—	34.7	554.0	—		588.7	—	40.7	—		40.7
Performance fee payable	28.2	—	—	—		28.2	34.4	—	—		34.4
Other liabilities	7.1	5.9	—	—		13.0	12.1	43.6	—		55.7
Minority interest in consolidated subsidiaries	—	0.1	8.4	1,114.3		1,122.8	—	—	468.3	[3]	468.3
Divisional equity	446.5	1,235.8	714.3	(869.5)		1,527.1	452.2	335.9	(438.3)[4]		349.8

Total liabilities and divisional equity	$918.7	$3,864.2	$2,528.3	$244.8		$7,556.0	$934.6	$3,703.9	$30.0		$4,668.5

F-38 Brookfield Infrastructure Partners

Combined Statements of Operations

	Period from January 1, 2007 to November 26, 2007						For the year ended December 31, 2006					For the year ended December 31, 2005
MILLIONS, U.S. DOLLARS	Island	Transelec	Longview	Adjustments		Combined	Island	Transelec	Adjustments		Combined	Island
Gross revenue
Timber	$203.9	$—	$112.1	$—		$316.0	$197.3	$—	$—		$197.3	$102.8
Transmission	—	221.1	—	—		221.1	—	110.5	—		110.5	—

	203.9	221.1	112.1	—		537.1	197.3	110.5	—		307.8	102.8
Costs and expenses applicable to revenues excluding depreciation, depletion and amortization	(132.4)	(24.1)	(53.4)	—		(209.9)	(130.9)	(14.6)	—		(145.5)	(74.5)
Depreciation, depletion, and amortization	(19.0)	(52.9)	(63.0)	—		(134.9)	(20.4)	(29.3)	—		(49.7)	(12.7)
Selling, general and administrative expenses	(8.3)	(13.1)	(13.8)	—		(35.2)	(7.3)	(10.2)	—		(17.5)	(3.4)
Performance fee	—	—	—	—		—	(40.0)	—	—		(40.0)	—
Gain on sale of assets	7.4	—	(0.9)	—		6.5	5.8	—	—		5.8	2.1
Interest income on restricted cash	—	69.1	—	—		69.1	—	38.8	—		38.8	—
Interest expense	(24.2)	(258.6)	(70.4)	9.1	[1]	(344.1)	(24.9)	(120.3)	9.1	[1]	(136.1)	(12.7)
Other income (expense)	0.8	22.9	4.6	—		28.3	(1.1)	11.5	—		10.4	0.4

Income (loss) before taxes and other items below	28.2	(35.6)	(84.8)	9.1		(83.1)	(21.5)	(13.6)	9.1		(26.0)	2.0
Deferred income taxes	—	25.3	0.3	—		25.6	—	2.3	—		2.3	—
Minority interest in income (loss) of consolidated subsidiaries	—	—	—	(6.8)		(6.8)	—	—	18.8	[3]	18.8	(1.0)

Net income (loss) for the period	$28.2	$(10.3)	$(84.5)	$2.3		$(64.3)	$(21.5)	$(11.3)	$27.9		$(4.9)	$1.0

Brookfield Infrastructure Partners F-39

Combined Statements of Cash Flows

	For the Period from January 1, 2007 to November 26, 2007					For the year ended December 31, 2006				2005
MILLIONS, U.S. DOLLARS	Island	Transelec	Longview	Adjustments	Combined	Island	Transelec	Adjustments	Combined	Island
Operating activities
Net income (loss) for the period	$28.2	$(10.3)	$(84.5)	$2.3	$(64.3)	$(21.5)	$(11.3)	$27.9	$(4.9)	$1.0
Items not involving cash:
Depreciation, depletion and amortization	19.0	52.9	63.0	—	134.9	20.3	29.4	—	49.7	12.7
Gain on sale of assets	(7.4)	—	0.9	—	(6.5)	(5.8)	—	—	(5.8)	(2.1)
Minority interests	—	—	—	6.8	6.8	—	—	(18.8)	(18.8)	1.0
Deferred income taxes	—	(26.4)	—	—	(26.4)	—	(2.3)	—	(2.3)	—
Accrued interest	—	—	—	—	—	—	60.6	—	60.6	—
Management fee	—	—	—	—	—	40.0	—	—	40.0	—
Other	0.3	46.3	10.3	(9.1)[1]	47.8	(1.8)	0.9	(9.1)[1]	(10.0)	0.1
Change in non-cash operating items:
Accounts receivable	(0.4)	(5.9)	(5.2)	—	(11.5)	2.9	3.7	—	6.6	(3.2)
Inventories	(2.0)	—	(3.8)	—	(5.8)	(5.1)	—	—	(5.1)	1.5
Prepaid and other assets	(0.5)	3.4	(3.2)	—	(0.3)	0.6	(7.5)	—	(6.9)	0.6
Recoverable income taxes	—	(2.9)	(2.7)	—	(5.6)	—	(2.6)	—	(2.6)	9.1
Accounts payable and accrued liabilities	(2.4)	(11.4)	29.6	—	15.8	(0.8)	28.1	—	27.3	7.0
Other liabilities	(2.4)	—	(1.9)	—	(4.3)	(5.7)	—	—	(5.7)	—

	32.4	45.7	2.5	—	80.6	23.1	99.0	—	122.1	27.7

Investing activities
Acquisition of timberland assets, net of cash acquired	5.2	—	—	—	5.2	—	—	—	—	(527.5)
Acquisition of transmission assets, net of cash acquired	—	—	(2,226.5)	—	(2,226.5)	—	(1,648.5)	—	(1,648.5)	—
Payments on foreign exchange forward contracts designated as a hedge of net investment	—	(20.4)	—	—	(20.4)	—	(27.6)	—	(27.6)	—
Proceeds from sale of property, plant and equipment	14.5	4.4	293.3	—	312.2	12.9	—	—	12.9	9.6
Additions to property, plant and equipment	(8.3)	(29.5)	(1.1)	—	(38.9)	(9.6)	(25.2)	—	(34.8)	(3.2)
Investment in TBE	—	—	—	(195.2)	(195.2)	—	—	—	—	—
Restricted Cash	—	(5.8)	—	—	(5.8)	—	(814.0)	—	(814.0)	—

	11.4	(51.3)	(1,934.3)	(195.2)	(2,169.4)	3.3	(2,515.3)	—	(2,512.0)	(521.1)

Financing activities
Capital contributions	—	—	1,036.0	195.2	1,231.2	—	348.8	—	348.8	531.7
Proceeds from long term debt	—	—	—	—	—	—	1,374.4	—	1,374.4	3.0
Distribution, to limited partners	(39.2)	—	—	19.6	(19.6)[1]	(37.0)	—	18.5	(18.5)	(11.5)
Cash dividends	—	—	(250.7)	—	(250.7)	—	—	—	—	—
Proceeds from bank loans	—	—	—	—	—	—	814.0	—	814.0	—
Additions to long-term debt	—	349.3	1,350.0	—	1,699.3	—	—	—	—	—
Repayment of loan and debt	—	(357.2)	(164.5)	—	(521.7)	—	—	—	—	—
Others	—	—	9.0	—	9.0	—	—	—	—	—

	(39.2)	(7.9)	1,979.8	214.8	2,147.5	(37.0)	2,537.2	18.5	2,518.7	523.2

Increase in cash and cash equivalents	4.6	(13.5)	48.0	19.6	58.7	(10.6)	120.9	18.5	128.8	29.8
Cash and cash equivalents, beginning of year	7.7	120.9	—	30.0	158.6	18.3	—	11.5	29.8	—

Cash and cash equivalents, end of year	$12.3	$107.4	$48.0	$49.6	$217.3	$7.7	$120.9	$30.0	$158.6	$29.8

1	Reflect’s the Division’s share of distributions paid out by Island

2	Eliminations of interest expense paid by Transelec to Brookfield in connection with Brookfield’s proportionate share of Transelec’s long-term notes payable to related parties

3	Reflects the portion of Island and Transelec not owned by the Division

4	Reflects the impact of the above adjustments on the Division’s equity and net income

F-40 Brookfield Infrastructure Partners

16.	GUARANTEES

Banco Santander has provided Transelec guarantees totaling $0.5 million as of November 26, 2007 (December 31, 2006 – $0.8 million) to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the company of certain works related to the transmission system.

Transelec received from its contractors financial guarantees totaling $16.2 million as of November 26, 2007 (December 31, 2006 – $14.2 million) guaranteeing the completion of construction and maintenance works and the repayment of housing loans.

17.	COMMITMENTS

At November 26, 2007, Island was committed to payments under operating leases for equipment and office premises through to 2011. Annual future minimum payments over the term of these commitments are as follows:

MILLIONS, U.S. DOLLARS
2007	$4.6
2008	3.9
2009	2.6
2010	1.4
2011	0.5

$13.0

18.	CONTINGENCIES

Litigations, lawsuits and demands from regulators

The following reflect contingencies that are present at Transelec.

1.	On December 5, 2002, SEyC in Ordinary Official Letter No. 7183, charged Transelec for its alleged responsibility in the interruption of electrical supply in the SIC on September 23, 2002. By Exempt Resolution No. 1438 of August 14, 2003, the SEyC applied various fines to Transelec for a total of UTA 2,500 equivalent as of November 26, 2007 to $2.1 million. The company had appealed the complaint before the Santiago Court of Appeals, and made a deposit of 25% of the original fine. The company claims that it is not responsible for this situation since it considers it a case of force majeure.

2.	The SEyC in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, SEyC imposed a fine of UTA 560 equivalent as of November 26, 2007 to $0.5 million, against which a writ of administrative reconsideration was filed, which was subsequently rejected. The company appealed the complaint before the Santiago Court of Appeals and made a deposit of 25% of the original fine. The company claims that it is not responsible for this situation since it considers it a case of force majeure.

3.	On June 30, 2005, SEyC through Exempt Resolution No. 1117, applied the following sanctions to Transelec: (i) a fine of 560 UTA equivalent as of September 30, 2007 to $0.5 million, for allegedly not having ensured electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; (ii) a fine of 560 UTA equivalent as of November 26, 2007 to $0.5 million, levied on the company as owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. The company had appealed the charges before the SEyC, which is pending resolution. Management believes it has no responsibility for these events.

4.	On December 17, 2004, SEyC, through Exempt Resolution No. 2334, fined Transelec with an amount of 300 UTA equivalent as of November 26, 2007 to $0.2 million, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck that crashed into a structure of the Charrúa – Temuco transmission line. The company had filed a motion of invalidation and administrative reconsideration, claiming that it was a case of force majeure and that the charges are not applicable and should be cancelled.

5.	On December 31, 2005, SEyC through Official Letter No. 1831, filed charges against Transelec for allegedly operating its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By Resolution No. 220, on February 7, 2006, the company was fined with an amount of 560 UTA equivalent as of November 26 2007 to $0.5 million. Recourse was presented on February 16, 2006, which is still pending resolution. As of September 30, 2007, the company had presented one evidence required. The company concluded on the basis of available information about similar cases to that presented in points 1 to 5 above that are subject to proceedings in Appealing Courts and the Supreme Court that the probability that the company will be obliged to pay the fines is high. As a consequence, the company recorded provision to cover estimated losses that may result from the fines in the amount of $3.6 million as of November 26, 2007.

6.	In October 2006, an executive lawsuit against Empresa Eléctrica Panguipulli was filed for an invoice collection amounted to ThUS$0.1 million. The lawsuit is in progress with some exceptions pending. The company maintains that the full payment of the debt will be obtained.

Brookfield Infrastructure Partners F-41

7.	In October 2006, an executive lawsuit against Empresa Eléctrica Puyehue was filed for an invoice collection amounted to ThUS$0.4 million. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The company maintains that the full payment of the debt will be obtained.

8.	On October 1, 2007, an executive lawsuit against Empresa Eléctrica Panguipulli was filed for an invoice collection amounted to ThUS$0.2 million. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The company maintains that the full payment of the debt will be obtained.

9.	On October 1, 2007, an executive lawsuit against Empresa Eléctrica Puyehue was filed for an invoice collection amounted to $1.8 million. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The company maintains that the full payment of the debt will be obtained.

19.	RISK MANAGEMENT AND EMBEDDED DERIVATIVES

Transelec entered into foreign exchange forward contracts totaling to $530.5 million as at November 26, 2007, that were designated as hedges of currency risks against its exposure to the Chilean peso. As at November 26, 2007, the fair value of these contracts was recognized on the balance sheet as a liability of $9.2 million.

Transelec also entered into five US$/UF cross currency swap contracts totaling to $220.0 million to hedge part of its exchange rate risk exposure related to bonds denominated in U.S. dollars. These swaps do not meet the criteria required for hedge accounting and as such all changes in the fair value of the swaps were recorded in income. The fair value of the swap contracts recognized on the combined balance sheet amounted to $100.8 million as at November 26, 2007.

Transelec entered into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded derivatives that were held as of November 26, 2007 corresponded to foreign currency and indexation features embedded in electricity transmission and acquisition of fixed assets contracts. A gain of $12.1 million was recorded for the period ended November 26, 2007 (loss of $3.7 million in 2006).

F-42 Brookfield Infrastructure Partners

Consolidated Financial Statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

Santiago, Chile

As of December 31, 2007 and December 31, 2006 and for the year ended December 31, 2007 and for the twenty eight weeks ended December 31, 2006.

Brookfield Infrastructure Partners F-43

Report of Independent Auditors

To the Shareholders and Board of Directors of

ETC HOLDINGS LTD.

We have audited the accompanying consolidated balance sheets of ETC Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of loss, comprehensive income (loss), deficit and cash flows for the year ended December 31, 2007 and for the twenty eight weeks ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ETC Holdings Ltd. and subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for the year ended December 31, 2007 and for the twenty eight weeks ended December 31, 2006 in conformity with Canadian generally accepted accounting principles, , which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 13 to the consolidated financial statements).

Santiago, Chile

April 17, 2008

F-44 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

	Note	As of December 31, 2007 ThUS$	As of December 31, 2006 ThUS$
ASSETS
Current Assets
Cash and cash equivalents	2h	75,303	120,986
Trade accounts receivable	3	47,021	22,241
Miscellaneous receivables		968	1,476
Recoverable income taxes	4	7,350	2,611
Prepaid expenses		215	5,720
Future income tax asset	4	2,091	469
Other current assets	5	6,969	3,392

Total Current Assets		139,917	156,895

Property, Plant, and Equipment	2i, 6
Land		30,760	28,394
Buildings and infrastructure		1,386,358	1,278,848
Machinery and equipment		558,333	499,086
Other property, plant and equipment		2,630	2,645
Less: Accumulated depreciation		(90,420)	(30,838)

Total Property, Plant, and Equipment, net		1,887,661	1,778,135

Other Assets
Investments in other companies		429	180
Goodwill	2f	487,557	455,519
Long-term receivables	3	3,085	17,616
Long-term future income tax asset	4	127,438	97,106
Intangibles (rights-of-way)	2j	273,670	256,650
Deferred debt issuance costs		—	13,257
Long-term bank deposit	12a	848,813	849,522
Other	9	44,506	41,520

Total Other Assets		1,785,498	1,731,370

Total Assets		3,813,076	3,666,400

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-45

ETC HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

	Note	As of December 31, 2007 ThUS$	As of December 31, 2006 ThUS$
LIABILITIES AND PARTNERS’ EQUITY
Current Liabilities
Short-term bank loans		2,329	149,613
Current portion of long-term bonds payable	7,9	18,463	223,968
Derivatives	9	819	177
Accounts payable		105,215	50,621
Accrued liabilities	10	5,450	3,857
Withholdings		2,844	3,750
Other current liabilities		9,648	494

Total Current Liabilities		144,768	432,480

Long-term Liabilities
Long-term bonds payable	7,9	1,521,619	1,079,904
Long-term bank loans	8	840,234	849,437
Long-term derivatives	9	100,021	62,432
Long-term notes payable to related parties	9	—	859,467
Miscellaneous accounts payable	3	—	19,619
Long-term provisions	10	2,971	5,224
Other long-term liabilities		3,047	18,644

Total long-term liabilities		2,467,892	2,894,727

Contingencies and commitments	12	—	—
Non-controlling interest		141	140
Shareholders’ Equity:	11
Paid-in capital		1,207,571	348,812
Dividends and distributions		(35,167)	—
Accumulated other comprehensive income (loss)		64,871	(1,674)
Deficit		(37,000)	(8,085)
Subtotal: Accumulated other comprehensive income (loss) and Deficit		27,871	(9,759)

Shareholders’ Equity, net		1,200,275	339,053

Total Liabilities and Shareholder’s Equity		3,813,076	3,666,400

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements.

F-46 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Loss

	Note	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Sales revenue	2o	242,303	110,539
Other income		11,960	1,913
Cost of sales		(26,461)	(14,606)
Depreciation	6	(59,935)	(29,280)
Administrative, selling and other expenses		(14,464)	(10,223)

Income before financing charges and income taxes		153,403	58,343
Interest income		75,561	38,797
Interest expense, including:		(251,574)	(111,828)
- Interest on long-term debt		(251,067)	(111,797)
- Other interest expense		(507)	(31)
Foreign exchange gain, net		11,774	9,629
Other financial income (expense)	2p	(34,526)	(8,500)

Losses before income taxes		(45,362)	(13,559)
Income taxes recovery	4	19,564	5,540
Non-controlling interest		30	(66)

Net loss for the period		(25,768)	(8,085)

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements. ETC HOLDINGS LTD. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income (Loss)
		For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Net loss for the period		(25,768)	(8,085)
Other comprehensive income (loss):
- Translation of the net investment in self-sustaining foreign operation		98,086	18,820
- Net losses on related hedging items, net of taxes of ThUS$6,460 and ThUS$4,197, respectively		(31,541)	(20,494)

Comprehensive income (loss) for the period		40,777	(9,759)

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-47

ETC HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Deficit

	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Deficit at the beginning of the period	(8,085)	—
Change in accounting policy(1)	(3,147)	—
Net loss for the period	(25,768)	(8,085)

Deficit at the end of the period	(37,000)	(8,085)

(1)	Refer to Note 2c) for further detail of changes in accounting policies.

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements.

F-48 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Note	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Cash Flows from Operating Activities:
Net loss for the period		(25,768)	(8,085)
Adjustments for items that do not represent cash flows:
Depreciation		59,935	29,280
Foreign exchange gain, net		(11,774)	(9,629)
Future income taxes		(18,829)	(5,540)
Accrued interest to be paid		48,865	60,648
Unrealized losses on derivatives, net		24,667	4,811
Gain on sale of property, plant and equipment		(64)	—
Other		(3,520)	5,864
Changes in working capital balances:
Trade accounts receivable		(9,741)	3,652
Prepaid expenses and other assets		4,877	(7,486)
Recoverable income taxes		(6,879)	(2,611)
Accounts payable and accrued liabilities		6,393	28,160

Net cash provided by operating activities		68,162	99,064

Cash Flows from Financing Activities:
Capital contributions		—	348,812
Proceeds from bonds		349,319	420,155
Proceeds from loans		—	1,404,646
Proceeds from notes		—	814,000
Payments of loans		(357,208)	(450,387)
Distribution of capital		(35,167)	—

Net cash (used in) provided by financing activities		(43,056)	2,537,226

Cash Flows from Investing Activities:
Acquisition of business, net of cash acquired of ThUS$98,055		—	(1,648,537)
Sales of property, plant, and equipment		4,381	—
Purchase of property, plant, and equipment		(52,060)	(25,193)
Payments on foreign exchange forward contracts designated as hedge of net investment		(25,924)	(27,574)
Long-term bank deposit		—	(814,000)
Transfer to restricted cash account		(5,830)

Net cash flows used in investing activities		(79,433)	(2,515,304)

Effect of exchange rate changes on cash and cash equivalents		8,644	—

Total Net Change in Cash and Cash Equivalents		(45,683)	120,986

Cash and cash equivalents, beginning of the period		120,986	—

Cash and cash equivalents, end of the period	2h	75,303	120,986

Supplemental cash flow information:
Interest paid		172,866	45,768
Income taxes paid		6,015	8,127

The accompanying notes numbers 1 to 14 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-49

Note 1 - The Company and Business

ETC Holdings Ltd. (the “Company”) was formed in Bermuda on June 15, 2006 with an initial share capital of ThUS$ 12. The objective of the Company as per its Memorandum of Association is to acquire, hold, pledge and dispose of investments in the equity and debt, directly and indirectly of Rentas Eléctricas I Limitada and Rentas Eléctricas II Limitada (now Transelec Holdings Rentas Limitada) and any other persons and entities that carry on electricity transmission business in Chile, and any activities that are ancillary thereto. As of December 31, 2007 the principal asset held by the Company through its indirect subsidiary Transelec Holdings Rentas Limitada is its investment in Transelec S.A. (“Transelec”).

References herein to “parent company” are to ETC Holdings Limited and references to the “Company” or the “Group” are to ETC Holdings Limited together with its consolidated subsidiaries (see Note 2b).

On June 30, 2006, the Company acquired through its indirect subsidiary Rentas Eléctricas IV Limitada 999,900 shares of Transelec (at this time under the name of HQI Transelec Chile S.A.), representing 99.99% of its share capital, from Hydro-Québec International Transmisión Sudamérica S.A., and International Finance Corporation. In the same transaction, another Company’s subsidiary Rentas Eléctricas III Limitada acquired 100 shares of Transelec representing 0.01% of its share capital from HQ Puno Ltd.

On October 24, 2006 Rentas Eléctricas IV Limitada acquired from Rentas Eléctricas III Limitada, its direct subsidiary, 100 shares, corresponding to 0.01% of the share capital of HQI Transelec S.A. and having full ownership of this entity, merged the latter by absorption. After the merger Rentas Eléctricas IV Limitada changed its name first to Nueva Transelec S.A. and finally to its current name – Transelec S.A.

On March 26, 2007, Rentas Eléctricas III Limitada became an incorporated company and changed its name to Rentas Eléctricas III S.A.

On May 9, 2007, Rentas Eléctricas Rentas III S.A. acquired 100 shares of Transelec owned by Transelec Holdings Rentas Limitada, corresponding to 0.01% of its share capital and became owner of 100% of Transelec. As a consequence, Rentas Eléctricas III S.A. merged Transelec by absorption. The merged entity continues its operations under name Transelec S.A.

Transelec’s business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. Transelec’s business also includes providing engineering or management consulting services and developing other business and industrial activities related to electrical transmission. Transelec may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of December 31, 2007 and 2006 Transelec has one subsidiary Transelec Norte S.A. that also operates in the electricity transmission business in Chile.

Note 2 - Summary of Significant Accounting Policies

a)	Basis of accounting

The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from the estimates.

b)	Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results of operations and cash flow of the parent company and its subsidiaries. The effects of all significant transactions with consolidated subsidiaries have been eliminated in consolidation. Earnings of the acquired business (Transelec) are included in the consolidated financial statements since July 1, 2006.

As of December 31, 2007 and 2006, the Group was composed of the parent company and following direct and indirect subsidiaries:

	Participation as of December 31, 2007		Participation as of December 31, 2006
	Direct/Indirect	%	Direct/Indirect	%
Rentas Eléctricas I Limitada	Direct	99.96	Direct	99.96
Transelec Holdings Rentas Limitada	Indirect	99.96	Indirect	99.96
Rentas Eléctricas III Limitada	—	—	Indirect	99.96
Transelec S.A.	Indirect	99.96	Indirect	99.96
Transelec Norte S.A.	Indirect	99.96	Indirect	99.96

F-50 Brookfield Infrastructure Partners

c)	Changes in accounting policies

In 2005, the Canadian Institute of Charted Accountants (CICA) issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the Company on January 1, 2007.

Comprehensive Income

Section 1530 introduces Comprehensive Income which represents changes in Shareholders’ Equity during a period arising from transactions and other events from non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. These consolidated financial statements include a Consolidated Statement of Comprehensive Income (Loss). Accumulated Other Comprehensive Income (Loss) (AOCI/AOCL), is presented as a new category of Shareholders’ Equity in the consolidated balance sheet.

Financial Instruments – Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading (HFT), available-for-sale (AFS), held-to-maturity (HTM), loans and receivables (L&R), or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in income or loss, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation the fair value change for which will be recognized in OCI.

Hedges

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income or loss. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income or loss. The amounts recognized in AOCI/AOCL will be reclassified to net income or loss in the periods in which net income or loss is affected by the variability in the cash flows of the hedged item.

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income or loss.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI/AOCL and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Impact of adopting Sections 1530, 3855, 3861 and 3865

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of ThUS$ 3,147, net of taxes of ThUS$ 644, to opening deficit for embedded derivatives; (ii) reclassification of ThUS$ 1,674 of net foreign currency losses to AOCI/AOCL, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the year ended December 31, 2007 is presented in the Consolidated Statement of Comprehensive Income (Loss).

Additional information about the classification of financial instruments under the new accounting standards effective January 1, 2007 is provided in Note 9.

Brookfield Infrastructure Partners F-51

d)	Future accounting pronouncements

Capital Disclosures and Financial Instruments – Presentation and Disclosures

On December 1, 2006 the Canadian Institute of Chartered Accountants issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These new standards will be effective beginning on January 1, 2008. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Goodwill and Intangible Assets

In February 2008, Canadian Institute of Chartered Accountants issued Section 3064, Goodwill and Intangible Assets. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises. The Section 3064 applies to goodwill subsequent to initial recognition and also applies to accounting for intangible assets, except intangible assets that are within the scope of another Section, principally Business Combinations, Section 1581 that deals with the initial recognition, measurement and disclosure of intangible assets acquired in a business combination. The Section 3064 replaces Section 3062 and provides extensive guidance on when expenditures qualify for recognition as intangible assets. The Section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.

Determining Whether a Contract is Routinely Denominated in a Single Currency

In January 2008, Emerging Issues Committee issued EIC-169 “Determining Whether a Contract is Routinely Denominated in a Single Currency,” that provides guidance on applying Financial Instruments — Recognition and Measurement, paragraph 3855.A34(d)(ii), which states that an embedded derivative is not accounted for separately from the host contract if “the currency in which the price of the related good or service that is acquired or delivered is routinely denominated in commercial transactions around the world.” The interpretation deals with how should the term “routinely denominated” in paragraph 3855.A34(d) be interpreted and what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. The interpretation should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008.

The Company is currently assessing the impact of these new standards.

F-52 Brookfield Infrastructure Partners

e)	Business combination

As mentioned in the Note 1 above the Company acquired on June 30, 2006, Transelec for net cash consideration of ThUS$ 1,648,537. The Company accounted for the business combination using the purchase method of accounting. The cost of acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. The allocation of the purchase cost for the acquisition was as follows:

As of June 30, 2006 ThUS$
Assets acquired:
Current assets (net of cash and cash equivalents)	29,981
Property, plant and equipment	1,751,444
Intangibles (rights-of-way)	247,500
Other assets	52,395
Goodwill	625,006

Total assets acquired	2,706,326

Liabilities assumed:
Current portion of long-term debt	(248,509)
Long-term debt	(672,387)
Future income tax	(84,424)
Other liabilities	(52,469)

Total liabilities assumed	(1,057,789)

Net cash consideration	1,648,537

Consideration:
Net assets acquired	1,746,592
Less: Cash and cash equivalents acquired	98,055

Net non-cash assets acquired	1,648,537

Subsequently to the acquisition Rentas Eléctricas IV Limitada merged with Transelec. The merger had some tax consequences that changed tax basis of certain assets and liabilities.

This resulted in changes in future income tax asset and liability that were recorded as adjustment to goodwill. Final balance of goodwill as of December 31, 2007 amounts to ThUS$ 487,557 (ThU$ 455,519 as of December 31, 2006).

f)	Goodwill

The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill. Goodwill is not amortized and is reviewed annually for impairment. A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any:

(1)	The fair value of a reporting unit should be compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary

(2)	When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill should be compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit – Transelec. No impairment losses were recognized in the periods covered by these consolidated financial statements.

Brookfield Infrastructure Partners F-53

g)	Reporting currency and foreign currency translation

The Company keeps its accounting records and prepares financial statements in U.S. dollars. Transelec that is considered a self-sustaining subsidiary keeps its accounting records in Chilean pesos (“Ch$”). Financial statements of Transelec have been translated to U.S. dollars using the current rate method and exchange gains and losses arising from the translation were recognized in a separate component of other comprehensive income.

Exchange rate in effect at the balance sheet date used to translate assets and liability items was as follows:

	December 31, 2007 Ch$	December 31, 2006 Ch$
US$	496.89	532.39

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income for the period.

Index-linked assets and liabilities

Transelec has certain assets and liabilities that are denominated in index-linked units of account that are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s Consumer Price Index. As of December 31, 2007 and 2006 values for the UF were as follows:

	December 31, 2007 Ch$	December 31, 2006 Ch$
UF	19,622.66	18,336.38

h)	Cash and cash equivalents and Statement of Cash Flows

The consolidated statements of cash flows have been prepared using the indirect method. Cash and cash equivalents presented in the consolidated statements of cash flows include cash on hand, time deposits, and other highly liquid short-term investment with an original maturities of three months or less when purchased and are detailed as follows:

Description	December 31, 2007 ThUS$	December 31, 2006 ThUS$
Cash and bank	980	12,320
Time deposits	68,802	80,604
Repurchase agreements	5,521	28,062

Total	75,303	120,986

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, when applicable. Average interest rate on the term deposits was 6.4% as of December 31, 2007 and 4.2 % as of December 31, 2006.

Purchase commitments with resale agreements are valued at the investment value (cost) plus indexation adjustments and interest.

i)	Property, plant, and equipment

Property, plant and equipment are stated at acquisition cost and less accumulated depreciation and any impairment value. Financing costs are capitalized to property, plant and equipment at construction sites during the construction period. During the year ended December 31, 2007, the financial costs that have been capitalized amounted to ThUS$ 1,823 (ThUS$ 1,023 in 2006).

The depreciation of property, plant and equipment has been calculated on a straight-line method, based on the estimated useful lives of the assets that for major classes of the property, plant and equipment are as follows:

Description	Years
Transmission lines	40
Electrical equipment	15-35
Non-hydraulic civil projects	40
Other	3-15

F-54 Brookfield Infrastructure Partners

Asset retirement

Some of the Company’s transmission lines and other assets may have asset retirement obligations. The majority of the Company’s rights-of-way on which such assets are located are of perpetual duration. As the Company expects to use majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at the balance sheet date. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that the Company is legally required to remove, an asset retirement obligation will be recognized at that time.

Impairment

The carrying values of property plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

Derecognition

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is include in the income statement in the period the item is being derecognized.

j)	Intangibles

Intangibles that amount to ThUS$ 273,670 as of December 31, 2007 (ThUS$ 256,650 in 2006) include rights-of-way, valued at acquisition cost based on their fair values as of June 30, 2006. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized until their lives will be determined to be no longer indefinite.

The rights-of-way are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. When the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to the excess.

k)	Bonds payable

The bonds payable acquired in the business acquisition (see Note 2e) were valued at their fair value as of June 30, 2006 that is considered acquisition cost and since then that cost is amortized. The bonds also accrue interest and are subject to UF indexation adjustments, when applicable. Bonds issued after the acquisition date are initially valued at their fair value.

The portion of the bonds principal and interest that are payable within one year are presented in Current liabilities. The remaining portion is included in the Long-term liabilities.

l)	Deferred debt issuance and placement expenses

Prior to adoption of CICA Section 3855 (see Note 2c) the Company deferred the expenses incurred in relation to the issuance and placement of debt instruments incurred and amortized them on the straight-line basis over the duration of the liabilities. Those balances were presented as of December 31, 2006 as Other assets.

Subsequent to the adoption of Section 3855 transaction costs related to financial liabilities not classified as held for trading are capitalized on initial recognition (offset amount of the debt) and are amortized using effective interest method.

m)	Current and future income taxes

The Company has determined its current income tax assets and liabilities in accordance with Chilean tax regulations

The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences that aroused on the acquisition of Transelec (see Note 1 and Note 2e) resulted in future income tax assets and liabilities.

n)	Staff severance indemnities

Transelec has under agreements with its employees an obligation to pay to its employees who have completed 15 years of service (including service in Transelec’s legal predecessors before merger with Rentas Eléctricas IV Limitada and Rentas Electricas III Limitada), staff severance indemnities based on the number of the years of service. The employees receive the payment at the time their employment contract ends (and based on latest salary before the termination) due to retirement or voluntary resignation. In addition some employees have additional benefit determined as fixed amount in UF as of December 1, 2000 that will be paid at the time of termination of their contracts. The cost of these non-pension benefits has been determined based on the management’s best estimates and accrued as a liability as employees render service.

Brookfield Infrastructure Partners F-55

o)	Revenue recognition and tariff-setting

The regulatory framework that governs electrical transmission activity in Chile comes from the By – Law of the Electric Services dated 1982 (DFL(M) No. 1/82), and subsequent amendments thereto, including Law 19.940 (called also the “Short Law”) enacted on March 13, 2004. These are complemented by the By – Law of the Electric Services Regulations dated 1997 (Supreme Decree No. 327/97 of the Mining Ministry), and its amendments, and by the recently enacted Technical Standard for Liability and Quality of Service (R.M.EXTA No. 40 dated May 16, 2005) and subsequent amendments thereto.

The Company’s revenues correspond mainly to remuneration from the use of its electricity transmission facilities. This remuneration is earned in part from arrangements subject to the tariff regulation and in part from contractual arrangements with the users of the transmission facilities. In the periods ended December 31, 2007 and 2006 revenues generated from the regulatory arrangements and from contractual arrangements represented approximately 40% and 60%, respectively of the total revenues of Transelec.

The total remuneration for the use of the transmission facilities for both regulated and contractual arrangements includes in general two components: i) the AVNR, which is the annuity of the New Replacement Value (VNR), calculated in such a way that the present value of these annuities, using an annual real discount rate and the economic useful life of each of the facilities equals the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the COyM, which corresponds to the cost required to operate, maintain and administrate the corresponding transmission facilities.

Revenues generating from both regulatory and contractual arrangements are recognized and invoiced on a monthly basis, using fixed monthly amounts resulting from the application of the AVNR and COyM values stipulated in the contracts or resulting from the regulated tariffs and indexed as applicable. The transmission service is invoiced usually at the beginning of the month following the month when the service was rendered and thus the revenue recognized each month includes transmission service provided but not invoiced up to the month end.

Since the Short Law was enacted (March, 2004) the revenues for use of the transmission facilities are determined by regulatory organizations Centro de Despacho Económico de Carga del Sistema Interconectado Central (“CDEC - SIC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”) and are binding for all entities participating in the electricity market. CDEC – SIC and CDEC-SING use in their calculations information about AVNR and COyM provided by the Company. The calculation is indexed in accordance with tariff models used by CDEC – SIC and CDEC-SING.

Certain amounts determined as the remuneration received by the trunk transmission system in accordance with the Short Law are provisional and will be re-determined once the technical study of the system is finally concluded and officially announced. The Company uses estimates to determine part of its revenues and costs and the corresponding accounts receivable and payable for that concept. The final realization of these amounts was previously expected to occur in future years and consequently a part of these balances was presented as of December 31, 2006 in Long-term receivables and Long-term liabilities. Currently it is expected that the tariff setting process will be concluded and the amounts will be settled during first half of 2008. In consequence balances presented as of January 1, 2007 as long-term receivables and long-term liabilities were reclassified to current assets and current liabilities, respectively.

p)	Derivative contracts and hedging

The Subsidiaries Transelec Holdings Rentas Limitada and Transelec selectively utilize derivative financial instruments primarily to manage financial risks, principally foreign exchange risk. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of offsetting cash flows or fair value.

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks related to a net investment in Transelec (considered a self-sustaining subsidiary with functional currency different from currency of the parent company) are included in the Other Comprehensive Income.

Derivative financial instruments that are not designated as hedges or do not meet hedge effectiveness criteria are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income or loss in the period the changes occur and are classified in Other financial expense.

Derivative instruments are separately stated on the balance sheet depending on their nature as assets or liabilities.

q)	Vacation accrual

The annual cost of staff vacation is recognized as an expense in the financial statements on an accrual basis.

r)	Reclassifications

Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

F-56 Brookfield Infrastructure Partners

Note 3 - Short and Long-term Receivables and Miscellaneous Long-term Accounts Payable

The balance of Trade accounts receivable as of December 31, 2007 of ThUS$ 47,021 and as of December 31, 2006 of ThUS$ 22,241 includes invoiced and not invoiced (accrued) tolls.

In addition, as of December 31, 2006 in Long-term receivables the Company classified positive differences related to the mechanism of billing of the tariff income (see further details below) amounting to ThUS$ 17,616. Corresponding negative differences from the estimations were shown as of December 31, 2006 in Miscellaneous accounts payable caption under long-term liabilities and amounted to ThUS$ 19,619. Those amounts do not bear interest.

These differences derive from the mechanism of billing of Company’s revenues set by law (principally the Short Law). The Company’s revenues that correspond mainly to remuneration from the use of its electricity transmission facilities include in general two components: i) the AVNR, which is the annuity of the New Replacement Value and ii) the COyM, which is the cost required to operate, maintain and administrate the corresponding transmission facilities. The revenues are collected through two concepts: a) the toll, and b) the expected tariff revenue. For each and all of the tranches of the transmission system in a given year, the toll plus expected tariff revenue is equal to AVNR plus COyM. The monthly billing is based on the information about the real tariff revenue per tranche as determined by regulatory organizations Centro de Despacho Económico de Carga (“CDEC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”). The Company is obliged to settle in the future the difference between the expected tariff revenue and the real tariff revenue. Those differences will be paid to or received from the users of the respective transmission tranches. The timing of the settlement of those balances will be determined by Ministerio de Economía, Fomento y Reconstrucción in a special Decree that will be issued at the moment of termination of the tariff setting process based on the results of the trunk transmission study as set in the Short Law (see also Note 14). Currently it is expected that the tariff setting process will be concluded and the amounts will be settled during first half of 2008. In consequence balances presented as of January 1, 2007 as long-term receivables and long-term liabilities were reclassified to current assets and current liabilities, respectively.

Note 4 - Current and Future Income Taxes

a)	General information

Each consolidated entity prepares and files its individual income tax return. During the year 2007 Rentas Eléctricas I Limitada, Transelec Holdings Rentas Limitada and Transelec S.A. had taxable losses. Transelec Norte S.A. had taxable income. Transelec S.A. (at that time HQI Transelec Chile S.A.) had taxable income in the moment of merger with Rentas Eléctricas IV Limitada that was completed in November 2006 and the merger had certain tax consequences that principally affected goodwill but had also some effect in income for the period ended December 31, 2006.

b)	Recoverable income taxes

As of December 31, 2007 and 2006, the recoverable income taxes, are composed as follows:

Description	2007 ThUS$	2006 ThUS$
Provision for income taxes	(838)	(8,954)
Provisory income tax payments	5,777	8,127
Receivable from tax losses absorbed	2,411	3,418
Other income tax credits	—	20

Total	7,350	2,611

c)	Income tax benefit

The composition of the net income tax benefit for the year ended December 31, 2007 and for the twenty eight weeks period ended December 31, 2006 including the effects of future income taxes is as follows:

Description	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Current income tax	(838)	(3,418)
Benefit from tax losses absorbed and other credits	—	3,418
Effect of future income taxes	20,402	5,540

Total	19,564	5,540

Brookfield Infrastructure Partners F-57

d)	Future income taxes

As of December 31, 2007 and 2006, the future income taxes, are composed as follows:

	As of December 31, 2007				As of December 31, 2006
	Future income tax assets		Future income tax liabilities		Future income tax assets		Future income liabilities
Temporary differences	Short-term ThUS$	Long-Term ThUS$	Short-term ThUS$	Long-Term ThUS$	Short-term ThUS$	Long-Term ThUS$	Short-term ThUS$	Long-Term ThUS$
Staff vacation accrual	235	—	—	—	201	—	—	—
Leased assets	—	77	—	—	—	—	—
Property, plant and equipment	—	116,068	—	—	—	103,371	—	—
Intangibles	—	—	—	21,872	—	—	—	22,419
Capitalized financial expenses	—	—	—	—	—	—	—
Prepaid expenses	—	—	—	4,681	—	—	—	4,163
Forward contracts	1,563	—	—	—	—	—	75	—
Tax losses (1)	—	36,340	—	—	—	15,770	—	—
Swap contracts	—	193	—	—	—	273	—	—
Embedded derivatives	—	—	—	8,191	—	—	—	—
Bonds	—	9,959	—	—	162	10,195	—	—
Off-market contracts	—	—	—	—	—	—		5,921
Staff severance indemnities	—	—	—	455	—	—	—	—
Other	293	—	—	—	181	—	—	—

Total future income taxes	2,091	162,637	—	35,199	544	129,609	75	32,503

Net future income tax assets/liabilities	2,091	127,438	—	—	469	97,106	—	—

(1)	In accordance with current Chilean tax regulations, tax losses do not expire.

Note 5 - Other Current Assets

The detail of the other current assets as of December 31, are as follows:

Description	2007 ThUS$	2006 ThUS$
Forward contracts	—	3,322
Guarantee deposit (restricted cash)	5,830	—
Accrued interest on the long-term bank deposit (restricted cash)	780	—
Other	359	70

Total	6,969	3,392

F-58 Brookfield Infrastructure Partners

Note 6 - Property, Plant and Equipment

Property, plant and equipment are detailed in the table below:

	As of December 31, 2007			As of December 31, 2006
Description	Cost ThUS$	Accmulated depreciation ThUS$	Net book value ThUS$	Cost ThUS$	Accmulated depreciation ThUS$	Net book value ThUS$
Land	30,760	—	30,760	28,394	—	28,394

Buildings and infrastructure:
Buildings	25,638	(1,127)	24,511	22,622	(458)	22,164
Access roads	1,137	(23)	1,114	404	(5)	399
Transmission lines	1,069,261	(39,472)	1,029,789	1,001,720	(11,898)	989,822
Houses and apartments	158	(6)	152	154	(2)	152
Non-hydraulic civil projects	214,289	(8,997)	205,292	189,835	(3,340)	186,495
Works in progress	75,875	—	75,875	64,113	—	64,113

Total Buildings and infrastructure	1,386,358	(49,625)	1,336,733	1,278,848	(15,703)	1,263,145

Machinery and equipment:
Telecommunications equipment	14,429	(2,637)	11,792	10,760	(1,345)	9,415
Furniture, machinery and office equipment	268	(54)	214	239	(12)	227
Service furniture and equipment	62	(7)	55	46	(2)	44
Tools and instruments	2,249	(228)	2,021	1,927	(71)	1,856
Power generation unit	2,112	(221)	1,891	1,842	(81)	1,761
Electrical equipment	474,202	(25,761)	448,441	429,639	(9,677)	419,962
Mechanical, protection and measurement equipment	59,895	(10,186)	49,709	51,801	(3,635)	48,166
Transport and loading equipment	627	(132)	495	556	(39)	517
Computers and software	4,489	(1,569)	2,920	2,276	(273)	2,003

Total Machinery and equipment	558,333	(40,795)	517,538	499,086	(15,135)	483,951

Other Property, plant, and equipment:
Construction materials	2,630	—	2,630	2,645	—	2,645

Total Other property, plant, and equipment	2,630	—	2,630	2,645	—	2,645

Total property, plant and equipment	1,978,081	(90,420)	1,887,661	1,808,973	(30,838)	1,778,135

Depreciation for the year ended December 31, 2007 amounted to ThUS$ 59,935 (ThUS$ 29,280 for the twenty eight week period ended December 31, 2006).

Brookfield Infrastructure Partners F-59

Note 7 - Bonds Payable

The detail of bonds payable as of December 31, 2007 and 2006 is as follows:

Registration or identification number of the instrument		Nominal amount placed	Currency or indexation unit			Periodicity		2007	2006
	Series			Interest rate	Maturity date	Interest payment	Principal payment	Book value ThUS$	Book value ThUS$	Principal/ Interest
Current portion of long-term bonds:
249	A1		UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	1,402	Interest
249	A2		UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	2,804	Interest
249	B1		UF	6.2%	Mar 1, 2008	Semiannually	Semiannually	159	140	Interest
249	B2		UF	6.2%	Mar 1, 2008	Semiannually	Semiannually	2,388	2,103	Interest
First issuance	Single		US$	7.88%	Apr 15, 2008	Semiannually	At maturity	7,947	7,947	Interest
249	A1	2,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	69,198	Principal
249	A2	4,000,000	UF	6.2%	Mar 1, 2007	Semiannually	At maturity	—	138,397	Principal
249	B1	4,000	UF	6.2%	Sep 1, 2008	Semiannually	Semiannually	157	70	Principal
249	B2	60,000	UF	6.2%	Sep 1, 2008	Semiannually	Semiannually	2,370	1,038	Principal
481	D		UF	4.25%	Mar 1, 2008	Semiannually	At maturity	998	869	Interest
480	C		UF	3.5%	Jun 15, 2008	Semiannually	At maturity	2,741	—	Interest
First issuance	Private placement		US$	6.64%	Feb 2, 2008	Semiannually	At maturity	1,703	—	Interest

Total current portion of bonds payable								18,463	223,968

Long-term bonds payable:
249	B1	194,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	8,740	7,827	Principal
249	B2	2,910,000	UF	6.2%	Mar 1, 2022	Semiannually	Semiannually	131,104	117,404	Principal
First issuance	Single	465,000,000	US$	7.88%	Apr 15, 2011	Semiannually	At maturity	484,145	489,888	Principal
481	D	13,500,000	UF	4.25%	Dec 15, 2027	Semiannually	At maturity	533,128	464,785	Principal
480	C	6,000,000	UF	3.5%	Sep 1, 2016	Semiannually	At maturity	236,946	—	Principal
First issuance	Private placement	150,000,000	US$	7.11%	May 2, 2013	Semiannually	At maturity	150,000	—	Principal
Debt issuance costs								(22,444)	—	Principal

Total Long-term bonds payable								1,521,619	1,079,904

F-60 Brookfield Infrastructure Partners

Following is a schedule of the long-term debt (bonds) maturity in each of the five years beginning on January 1, 2008 and 2007 and thereafter:

Year	2007 ThUS$	2006 ThUS$
2007	—	233,968
2008	2,527	2,204
2009	2,527	2,204
2010	2,527	2,204
2011	489,200	493,194
2012	5,055	2,204
Thereafter	1,038,246	577,894

Total	1,540,082	1,313,872

Note 8 - Bank loans

Following is a schedule of the long-term bank maturity in each of the five years beginning on January 1, 2008 and 2007 and thereafter:

Year	2007 ThUS$	2006 ThUS$
2007	—	—
2008	—	—
2009	—	—
2010	840,234	849,437
2011	—	—
2012	—	—
Thereafter	—	—

Total	840,234	849,437

As of December 31, 2007 and 2006 the balance of the bank loans corresponds to loan obtained from Scotia & Trust (Cayman) Ltd. The loan bears interest of 6 months LIBOR plus 3%.

Brookfield Infrastructure Partners F-61

Note 9 - Fair Value of Financial Instruments and Risk Management

The classification of financial instruments under the new accounting standards effective January 1, 2007 (see Note 2c), and their carrying amounts are as follows:

	As of December 31, 2007				As of December 31, 2006
Financial assets	HFT (1) ThUS$	L&R (2) ThUS$	HTM (3) ThUS$	Total ThUS	HFT (1) ThUS$	L&R (2) ThUS$	HTM (3) ThUS$	Total ThUS$
Cash and cash equivalents	75,303	—	—	75,303	120,896	—	—	120,896
Trade accounts receivable	—	47,021	—	47,021	—	22,241	—	22,241
Guarantee deposit (restricted)	5,830	—	—	5,830	—	—	—	—
Accrued interest on the long-term bank deposit (restricted)	—	—	780	780	—	—	—	—
Derivative financial instruments, including:
- Forward contracts (4)	—	—	—	—	3,333	—	—	3,333
- Embedded derivatives (5)	44,118	—	—	44,118	—	—		—
Long-term bank deposit		—	848,813	848,813	—	—	849,522	849,522
Investments in other companies	429	—	—	429	180	—	—	180
Long-term receivables	—	—	—	—	—	17,616	—	17,616

Total	125,680	47,021	849,593	1,022,294	124,409	39,857	849,522	1,013,788

	As of December 31, 2007		As of December 31, 2006
Financial liabilities	HFT[1] ThUS$	Other than HFT[1] ThUS$	HFT[1] ThUS$	Other than HFT[1] ThUS$
Accounts payable and other short-term payables	—	105,215	—	50,621
Debt (including long-term and short- term portion)	—	2,382,645	—	3,162,389
Derivatives financial instruments, including:
Swap contracts	100,840	—	62,609
Forward contracts (6)	9,479	—	—	—
Other long-term payables	—	3,047	—	38,263

Total	110,319	2,490,907	62,609	3,251,273

1	Held for trading.

2	Loans and receivables.

3	Held-to-maturity.

4	Classified in other current assets.

5	Classified in other non-current assets.

6	Classified in other current liabilities.

The carrying amount of all financial instruments, except for long-term bonds, approximates their fair value. The fair value of derivative financial instruments reflects the estimated amount that the Company, if required to settle an outstanding contract, would be required to pay or would be entitled to receive at the balance sheet date.

The fair values of the long-term bonds payable, based on year-end quoted market prices for the same or similar debt instruments of the same remaining maturities, are provided in the following table:

	2007	2007	2006	2006
Description	Carrying value ThUS$	Fair value ThUS$	Carrying value ThUS$	Fair value ThUS$
Long-term bond payable	1,521,619	1,534,830	1,079,904	1,091,761

F-62 Brookfield Infrastructure Partners

Long-term notes payable amounting to ThUS$ 859,467 as of December 31, 2006, represent promissory convertible notes issued by ETC Holdings Ltd. to its shareholders and accrue interest of LIBOR plus 2.875 basis points. On June 27, 2007 the notes were converted into share capital (see Note 11).

Transelec entered into five US$/UF cross currency swaps contracts totaling ThUS$ 220,000 to hedge part of its exchange rate risk exposure related to bonds denominated in US$. Initially the swaps were designated as cash flow hedge, however given ineffectiveness observed after the inception date hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. The fair value of the swaps contracts recognized on the consolidated balance sheet as of December 31, 2007 amounts to ThUS$ 100,840 (liability) (ThUS$ 62,609 (liability) for the year ended December 31, 2006). The swap contracts mature in 2011 (the same maturity as debt being hedged).

As of December 31, 2007 Transelec has also opened three foreign currency forward contracts to buy ThUS$ 12,400 that were not designated as hedges. The fair value of those forward contracts recognized on the consolidated balance sheet as of December 31, 2007 amounts to ThUS$ 284 (liabilities) (ThUS$ 440 (asset) for the year ended December 31, 2006). The contracts matured during the first quarter of 2008 (January 2007 in 2006).

The subsidiary Transelec Holding Rentas Limitada entered into foreign exchange forward contracts totaling to ThUS$ 530,451 as of December 31, 2007 (ThUS$ 644,359 in 2006) that were designated as hedges of currency risks related to a net investment in Transelec (a self-sustaining subsidiary with other functional currency). Unrealized and realized gains and losses on those contracts were included in the cumulative translation adjustment account. Fair value of the forward contracts recognized on the consolidated balance sheet as of December 31, 2007 amounts to ThUS$ 9,195 (liability) (ThUS$ 2,882 (asset)). Forward contracts opened as of December 31, 2007 have maturities ranging from January to February 2008 (2006 - January 2007).

Financial assets create a risk that a counter-party will fail to discharge its obligation, causing a financial loss. Credit losses are generally low in the sector in which the Company operates. The Company monitors its credit risk exposure on an on-going basis and periodically evaluates necessity to establish allowances for doubtful receivables based on the information about counter-parties financial condition. Currently management believes there is no significant credit risk related to its receivables.

The Company earns a significant part of its revenues (approx. 70% in the period covered by the consolidated financial statements) from one client, which is a Chilean electricity generating company. As of December 31, 2007 approx. 34% (59% in 2006) of the trade accounts receivable are due from that client.

Note 10 - Accrued Liabilities and Provisions

Accrued liabilities as of December 31, 2007 and 2006 are composed as follows:

Description	2007 ThUS$	2006 ThUS$
Accrued payroll	3,132	2,241
Vacation accrual	1,382	1,183
Staff severance indemnities (short-term portion)	936	433

Total	5,450	3,857

Long-term provisions presented on the balance sheet as of December 31, 2007 includes obligation for staff severance indemnities of ThUS$ 2,971 (ThUS$ 5,224 as of December 31, 2006) determined in accordance with accounting policy described in the Note 2n). Total amount of cost benefit for staff severance indemnities recognized in the year ended December 31, 2007 was ThUS$ 1,381 (ThUS$ 2,906 in the period ended December 31, 2006).

Brookfield Infrastructure Partners F-63

Note 11 - Partners’ Equity

The detail of changes in the Partners’ Equity during the year ended December 31, 2007 and for period from June 15, 2006 to December 31, 2006 is shown in the table below:

Description	Paid-in capital ThUS$	Distributions ThUS$	Other comprehensive income ThUS$	Defecit ThUS$	Total ThUS$
Contribution of initial capital (1)	12	—	—	—	12
Increase of capital (1)	348,800	—	—	—	348,800
Net investment in self-sustaining foreign operation	—	—	18,820	—	18,820
Loss on hedging instrument	—	—	(20,494)	—	(20,494)
Net loss for the period	—	—	—	(8,085)	(8,085)

Balance as of December 31, 2006	348,812	—	(1,674)	(8,085)	339,053

Increase of capital (1)	858,759		—	—	858,759
Change in accounting policy (Note 2c)	—		—	(3,147)	(3,147)
Distributions	—	(35,167)	—	—	(35,167)
Net investment in self-sustaining foreign operation	—	—	98,086		98,086
Loss on hedging instruments	—	—	(31,541)	—	(31,541)
Net loss for the year	—	—	—	(25,768)	(25,768)

Balance as of December 31, 2007	1,207,571	(35,167)	64,871	(37,000)	1,200,275

(1)	ETC Holdings Ltd. was founded with the initial minimum share capital of ThUS$ 12. Subsequently shareholders increase the capital by ThUS$ 344,590, ThUS$ 4,210 and ThUS$ 858,759 on June 29, 2006, December 5, 2006, and June 27, 2007, respectively.

As of December 31 2007 the authorized share capital is divided into 1,400,012,000 shares of nominal value of US$ 1 per share.

On June 22, 2007 the Company’s shareholders unanimously agreed that the authorized capital of the Company be increased from US$ 400,012,000 to US$ 1,400,012,000 by the creation of 1 billion additional shares of par value US$ 1.00 each.

On June 27, 2007 the shareholders decided that the outstanding principal amount of each holder’s promissory convertible notes (see Note 9), totaling at that date to ThUS$ 858,759 be immediately converted into such number of ordinary shares of the Company as contemplated by such holder’s note agreement and any accrued and unpaid interest amounts owing under such holder’s note on the conversion date shall become payable in cash. Following the conversion the Company’s shareholders keep the same percentage of the ownership interest in the Company as existing before the conversion.

On December 27, 2007 the Company distributed to its shareholders a dividend amounting to ThUS$ 35,167.

Partners in the Company and their participation as follows as of December 31, 2007 and 2006:

Shareholder	2007 Participation %	2006 Participation %
CPP Investment Board Private Holding Inc.	27.744	27.744
BIP Bermuda Holdings III Limited	10.700	—
Bryson International Limited	17.044	27.744
4358520 Canada Inc.	22.114	22.114
4358538 Canada Inc.	3.902	3.902
Infra – PSP Canada Inc.	18.496	18.496

Total	100.000	100.000

F-64 Brookfield Infrastructure Partners

Note 12 - Contingencies and Restrictions

a)	Pledges on assets

On January 12, 2007, the Company requested an irrevocable standby letter of credit for US$ 38,780,000 to secure the Debt Service Escrow Agreement between Transelec S.A and The Bank of Nova Scotia.

On June 29, 2007 the Company’s subsidiaries Transelec Holdings Rentas Limitada and Rentas Electricas I Limitada which directly hold 100% of interest in Transelec (at that time Rentas Eléctricas III Limitada) pledged their shares in Transelec and Transelec Norte S.A. in favor of The Bank of Nova Scotia, HSBS Bank Canada, The Bank of New York and holders of the bonds issued by Transelec Holdings Rentas Limitada to secure its obligations to those entities resulting from the issuance of the bonds in private placement made in February 2007. The outstanding balance of the bonds (including accrued interest) amounts to ThUS$ 151,703 as of December 31, 2007 (see Note 7).

The Company’s funds amounting to ThUS$ 848,813 and ThUS$ 849,522 as of December 31, 2007 and 2006, respectively, deposited in the long-term bank deposit are pledged to secure a bank loan from Scotiabank & Trust (Cayman) Ltd. The outstanding balance of loan payable classified in long-term liabilities amounts to ThUS$ 840,234 and ThUS$ 849,437 as of December 31, 2007 and 2006, respectively. In the event of default Scotiabank & Trust (Cayman) Ltd. set off and apply the deposit against the loan.

b)	Debt covenants and limitations

Bonds, notes and loan agreements require the Company to maintain certain financial ratios and other covenants. During the periods ended December 31, 2007 and 2006 the Company was in compliance with all material covenants imposed by those debt agreements.

c)	Litigations, lawsuits and demands from regulators

1.	The Superintendency of Electricity and Fuel in Ordinary Official Letter No. 7183, charged the Company for its alleged responsibility in the interruption of electrical supply in the Sistema Interconectado Central (SIC) on September 23, 2002. The Company presented the answers in a timely manner and these were added to the corresponding evidence. By Exempt Resolution No. 1438 of August 14, 2003, the Superintendency applied various fines to Transelec for a total of UTA 2,500 (two thousand and five hundred Unidades Tributarias Anuales) equivalent as December 31, 2007 to ThUS$ 2,066. As of December 31, 2007 the Company had appealed the complaint before the Santiago Court of Appeals, and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

2.	The Superintendency of Electricity and Fuel in Ordinary Official Letter No. 1210, dated February 21, 2003, filed charges for the alleged responsibility of Transelec in the interruption of electric service in the Sistema Interconectado Central (SIC), on January 13, 2003. By Resolution No. 808, of April 27, 2004, the Superintendency of Electricity and Fuel imposed a fine of UTA 560 (five hundred and sixty unidades tributarias anuales) equivalent as of December 31,2007 to ThUS$ 463, against which a writ of administrative reconsideration was filed, which was rejected. The Company appealed the complaint before the Santiago Court of Appeals and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

3.	On June 30, 2005 the Superintendency of Electricity and Fuel (SEC) through Exempt Resolution No. 1117, applied the following sanctions to the Company: a fine of 560 UTA equivalent as of September 30, 2007, to ThUS$451, for allegedly not having coordinated to ensure electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; a fine of 560 UTA (five hundred and sixty annual tax units) equivalent as of December 31, 2007 to ThUS$463, in the Company’s condition as the owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. As of September 30, 2007, the Company had appealed the charges before the SEC, which is pending resolution. Management believes it has no responsibility in these events.

4.	On December 17, 2004, the Superintendency of Electricity and Fuel (SEC) through Exempt Resolution No. 2334 fined the Company 300 UTA (three hundred unidades tributarias anuales) equivalent as of December 31, 2007 a ThUS$248, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck crashing into a structure of the Charrúa – Temuco line. As of December 31, 2007, the Company had filed a motion of invalidation and administrative reconsideration, firmly sustaining that it was a case of force majeure and that the charges are not applicable and should be annulled.

5.	On December 31, 2005, the Superintendency of Electricity and Fuel (SEC) through Official Letter No. 1831, filed charges against the Company for allegedly performing the operation of its installations and in the process infringing on various provisions of the electrical regulations, which would have caused the interruption of electrical supply in the Sistema Interconectado Central (SIC) on March 21, 2005. By Resolution SEC Nº220, on February 7, 2006, the Company was fined 560 UTA (five hundred and sixty unidades tributarias anuales) equivalent as of December 31, 2007 a ThUS$463. A recourse was presented to order generation of power again on February 16, 2006, which is still outstanding. As of December 31, 2007, the Company had presented the evidence required.

The Company concluded on the basis of available information about similar cases to that presented in points 1 to 5 above that are subject to proceedings in Appealing Courts and the Supreme Court that the probability that the Company will be obliged to pay the fines is high. As a consequence, the Company recorded provision to cover estimated losses that may result from the fines in the amount of ThUS$ 3,570 as of December 31, 2007.

Brookfield Infrastructure Partners F-65

d)	Other

1.	In October 2006, an executive lawsuit against Empresa Eléctrica Panguipulli was filed for an invoice collection amounted to ThUS$ 44. The lawsuit is in progress with some exceptions pending. The Company maintains that the full payment of the debt will be obtained.

2.	In October 2006, an executive lawsuit against Empresa Eléctrica Puyehue was filed for an invoice collection amounted to ThUS$ 379. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The Company maintains that the full payment of the debt will be obtained.

3.	On October 1, 2007, an executive lawsuit against Empresa Eléctrica Panguipulli was filed for an invoice collection amounted to ThUS$ 173. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The Company maintains that the full payment of the debt will be obtained.

4.	On October 1, 2007, an executive lawsuit against Empresa Eléctrica Puyehue was filed for an invoice collection amounted to $1,836. The lawsuit is in progress with some exceptions pending and seizure of property in progress. The Company maintains that the full payment of the debt will be obtained.

e)	Guarantees

At the Company’s request Banco Santander gave guarantees totaling ThUS$ 533 as of December 31, 2007 and ThUS$ 761 as of December 31, 2006 to the Chilean Ministry of Economy, Development and Reconstruction to ensure completion by the Company of certain works related to the transmission system.

Transelec received from its contractors financial guarantees totaling ThUS$ 16,229 as of December 31, 2007 and ThUS$ 14,201 as of December 31, 2006 as a guarantee of the completion of construction and maintenance works and the repayment of housing loans.

f)	Contingent purchase price adjustments in the business combination

As discussed in the Note 1, the Company acquired Transelec (at that time HQI Transelec Chile S.A.) on June 30, 2006 from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In accordance with the terms of the Purchase Agreement the purchase price is subject to future adjustments that will be determined based on the results of the trunk transmission tariff process currently being developed in accordance with the Short Law enacted on March 13, 2004 (see also Note 3). The trunk transmission tariff process is expected to be completed during 2008. As of the acquisition date, as of December 31, 2006, and as of December 31, 2007 the outcome of this tariff process could have not been determined without reasonable doubt and therefore an amount of contingent consideration, if any, could have not been reasonably estimated. A potential resulting liability was not recognized as of December 31, 2007 and 2006 since the purchase consideration was not issued nor became issuable. The consideration will become issuable after completing formal process of the determination of the adjustments as stipulated in the Purchase Agreement and including among others: publication of a respective decree by Ministerio de Economía, Fomento y Reconstrucción in the Official Gazette, determination of the purchase price adjustments by the sellers (Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation), negotiation between the parties as to the amounts of the adjustments, potential arbitration procedure, etc. A potential resulting liability or asset will be recognized when the contingency is resolved and a consideration will be issued. Currently, after publication in May 2007 of reports by Comissión Nacional de Energía (National Energy Commission) and Panel of Experts as well as issuance of the decree by the Ministerio de Economía, Fomento y Reconstrucción in January 2008 (see also Note 14) management estimates that the potential adjustments to the purchase price may amount to approximately to ThUS$ 160,000.

Note 13 - Differences between Canadian and United States Generally Accepted Accounting Principles

Canadian GAAP varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a)	Embedded derivatives

Under Canadian GAAP before implementation of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, EIC-117 did not permit in general the bifurcation of an embedded derivative from the host contract (CICA AcG-17 made an exception to this general rule for equity-linked deposit contracts). Under US GAAP Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) requires bifurcation and fair value accounting for certain embedded derivatives. The Company entered into certain contracts that have embedded features that require bifurcation and fair value accounting with changes in fair value recorded in earnings, as mandated by SFAS 133. Embedded acquisition of fixed assets contracts. Effects of the bifurcation of the embedded derivatives and their respective tax effects were included as an adjustment in the reconciliation to US GAAP as of and for the period ended December 31, 2006 in paragraph b) below. As mentioned in the Note 2c) the Company recorded under Canadian GAAP a transition adjustment effective January 1, 2007, attributable to the recognition of embedded derivatives as an adjustment to opening balance of deficit.

b)	Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the Company beginning January 1, 2007. There is no Canadian GAAP equivalent of the FIN 48. The Company has determined that the effects of the adoption of FIN 48 are immaterial on the Company’s financial position and results of operations.

F-66 Brookfield Infrastructure Partners

c)	Effects of conforming to US GAAP

The adjustments to reported net losses required to conform to U.S. GAAP were as follows:

Description	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2007 ThUS$
Net loss as shown in the Canadian GAAP financial statements	(25,768)	(8,085)
Embedded derivatives (paragraph a)	—	(3,791)
Adjustments of deferrerd income taxes (paragraph a)	—	644

Net loss under U.S. GAAP	(25,768)	(11,232)

Other comprehensive income (loss), net as shown in the Canadian GAAP financial statements	66,545	(1,674)
Adjustments to GAAP	—	—
Other comprehensive income (loss) under U.S. GAAP	66,545	(1,674)

Total comprehensive income (loss) under U.S. GAAP	40,777	(12,906)

The adjustments to reported Shareholders’ equity required to conform to US GAAP were as follows:

Description	As of December 31, 2007 ThUS$	As of December 31, 2006 ThUS$
Shareholders’ equity as shown in the Canadian GAAP financial statements	1,200,275	339,053
Embedded derivatives (paragraph a)	—	(3,791)
Adjustments of deferrerd income taxes (paragraph a)	—	644

Shareholders’ equity under U.S. GAAP	1,200,275	335,906

c)	Effects of conforming to U.S. GAAP

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the one month ended December 31, 2007, eleven months ended November 30, 2007 and the twenty eight week period ended December 31, 2006:

Description	For the year ended December 31, 2007 ThUS$	For the 28 weeks ended December 31, 2006 ThUS$
Opening balance	335,906	—
Contribution and increase of capital	858,759	348,812
Net investment in self sustaining foreign operation	98,086	18,820
Loss on hedging instruments	(31,541)	(20,494)
Net loss for the period	(25,768)	(11,232)
Distributions	(35,167)	—

Closing balance	1,200,275	335,906

d)	Recent U.S. GAAP accounting pronouncements

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008 for non-financial assets and non-financial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157.

Brookfield Infrastructure Partners F-67

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities”. SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.

Derivative Instruments and Hedging Activities

In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

Business Combinations

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141 (R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

Note 14 - Subsequent Events

On January 15, 2008, the Trunk Tariff Process Supreme Decree of the Ministerio de Economía, Fomento y Reconstrucción was published in the Official Gazette. This Decree establishes the facilities of the Trunk Transmission Systems, the area of influence and the investment value for each branch (VI), the value of the transmission service per branch (VATT), the annual investment value of each branch (AVI) and the annual cost of operations, maintenance and administration of the respective branch (COMA), of the before mentioned facilities, with their corresponding indexation formulae, for the period 2007-2010. In addition, the Decree fixes the application terms to determine the payment for the transmission services in the Trunk Transmission systems for the period 2007-2010 and for the period amid March 13, 2004 and December 31, 2006.

Pursuant to the Purchase Agreements of the shares of HQI Transelec Chile S.A. (see Note 12f), two final adjustments on the purchase price paid by the Company to Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation (the “Sellers”) were pending as of December 31, 2007. The first adjustment was associated to the difference of the investment value (VI) of some facilities included in the abovementioned Supreme Decree and the value for those facilities established in the Purchase Agreement (“VI Adjustment”). The amount of this adjustment was agreed between the Sellers and Transelec being the legal successor of the acquiring entity in March 2008. The agreed amount of the VI Adjustment was approx. US$ 155 million and was paid on April 4, 2008 to the Sellers. The Company recorded this amount as adjustment to goodwill.

The second adjustment that is still pending relates to the revenue reassessment in the period from March 13, 2004 to June 30, 2006 that the CDEC shall recalculate. According to the Decree CDEC has 120 days from the date of the publication to determine this revenues reassessment. Taking into consideration all the facts and variables that must be used in the calculations to be made by CDEC the final outcome of this revenues reassessment will be known after this process is finished.

F-68 Brookfield Infrastructure Partners

Consolidated financial statements of

Island Timberlands Limited Partnership

As at December 31, 2007 and 2006 and for the years ended December 31, 2007, and December 31, 2005.

Brookfield Infrastructure Partners F-69

Report of Independent Registered Chartered Accountants

To the Partners of

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

We have audited the consolidated balance sheet of Island Timberlands Limited Partnership as at December 31, 2007 and the consolidated statements of operations, comprehensive income and accumulated other comprehensive income, partners’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

January 31, 2008

F-70 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Consolidated Statement of Operations

Year ended December 31, 2007

US$thousands	2007	2006
Sales	$212,775	$197,280

Operating costs an expenses
Manufacturing and production costs	139,576	130,901
Depreciation, depletion and amortization	20,263	20,317
Selling, general and administrative	9,001	7,340

	168,840	158,558

Operating income	43,935	38,722

Other expenses (income)
Interest expense	26,451	24,893
Other (income) expenses (Note 12)	(3,859)	1,180
Gain on sale of assets (Note 7 and 8)	(7,432)	(5,783)
Management fee - performance bonus (Note 4)	8,298	40,000

	23,458	60,290

Net income (loss) for the- year	$20,477	$(21,568)

Allocated as follows:
Limited Partners interests	$20,477	$(21,568)
General Partner interest	—	—

	$20,477	$(21,568)

Brookfield Infrastructure Partners F-71

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Consolidated Statement of Comprehensive Income and Accumulated Other Comprehensive Income

Year ended December 31, 2007

US$thousands	2007	2006
Net income (loss)	$20,477	$(21,568)

Other comprehensive income (loss)
Gain on fair values of derivatives designated as cash flow hedges	(107)	(78)
Effect of foreign currency translation of foreign operation	15	(2)
Other comprehensive loss	(92)	(80)

Comprehensive income (loss)	$20,385	$(21,648)

Accumulated other comprehensive income, beginning of year	$5,468	$5,548
Other comprehensive loss	(92)	(80)

Accumulated other comprehensive income, end of year	$5,376	$5,468

F-72 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Consolidated Statement of Partners’ Equity

Year ended December 31, 2007

	2007			2006 Total
US$thousands	Limited Partners	General Partners	Total
Partners’ equity, beginning of year	$452,122	$6	$452,128	$510,697

Contributions (Note 5)	—	—	—	—
Net income (loss)	20,477	—	20,477	(21,568)
Transitional adjustment	(23)	—	(23)	(24)
Distributions	(39,188)	—	(39,188)	(37,000)

	433,388	6	433,394	452,105

Accumulated other comprehensive income	5,376	—	5,376	5,468

Partners’ equity, end of year	$438,764	$6	$438,770	$457,573

Brookfield Infrastructure Partners F-73

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Consolidated Balance Sheet

Year ended December 31, 2007

US$thousands	2007	2006
Assets
Current assets
Cash	$14,464	$7,671
Accounts receivable	2,260	7,396
Inventories (Note 6)	28,882	23,061
Prepaid expenses	1,024	940

	46,630	39,068

Property, plant and equipment (Note 7)	107,781	113,835
Timberlands and logging roads (Note 8)	765,783	778,858

	$920,194	$931,761

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$22,796	$20,283
Performance bonus - interest payable	1,283	—
Management fee - performance bonus (Note 4)	14,476	5,650

	38,555	25,933

Management fee - performance bonus payable (Note 4)	28,172	34,350
Other liabilities (Note 9)	7,142	6,696

	73,869	66,979

Long-term debt (Note 10)	410,000	410,000
Less: Deferred debt issue costs	(2,445)	(2,791)

	407,555	407,209

	481,424	474,188

Partners’ equity (Note 11)	438,770	457,573

	$920,194	$931,761

Contingencies (Note 15)

Commitments (Note 17)

Approved on behalf of the Island Timberlands General Partner

Darshan Sihota

F-74 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Consolidated Statement of Cash Flows

Year ended December 31, 2007

US$thousands	2007	2006
Operating activities
Net income (loss) for the year	$20,477	$(21,568)
Items not involving cash
Depreciation, depletion and amortization	20,263	20,317
Amortization of deferred debt issue costs	346	403
Gain on sale of assets	(7,432)	(5,783)
Change in non-cash operating items
Accounts receivable (Note 5)	487	2,884
Inventories	(5,821)	(5,058)
Prepaid expenses	(84)	592
Accounts payable and accrued liabilities	3,794	(835)
Management fee - performance bonus payable	2,648	40,000
Other liabilities	355	(7,945)

	35,033	23,007

Investing activities
Acquisition of timberland assets purchase price adjustment	5,188	—
Additions to property, plant and equipment, and timberlands and logging roads (Note 5)	(8,769)	(9,532)
Proceeds from sale of property and equipment	14,529	12,880

	10,948	3,348

Financing activity
Distributions to limited partners	(39,188)	(37,000)

Increase (decrease) in cash	6,793	(10,645)
Cash, beginning of year	7,671	18,316

Cash, end of year	$14,464	$7,671

Supplemental cash flow information
Interest paid	$24,858	$24,893

Supplemental disclosure of non-cash investing activities: During 2006, the Partnership recorded a cost of acquisition adjustment of $4,649 (Note 5).

Brookfield Infrastructure Partners F-75

1.	Primary business activity

Island Timberlands Limited Partnership (“Island” or the “Partnership”) was formed pursuant to the limited partnership agreement (the “Agreement”) made as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment in, and management, operation, and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with this Agreement.

Pursuant to an asset purchase agreement dated February 17, 2005, a wholly-owned subsidiary of Brookfield Asset Management (“Brookfield”), one of Island’s limited partners, purchased certain timberland assets from Weyerhaeuser Company Limited (“WYL”) and on May 30, 2005, the closing date of the transaction, transferred these assets, net of related liabilities, to the Partnership (Note 5).

Island’s assets consist primarily of timberlands, land, logging roads and equipment, and a 50% interest in Strathcona Helicopters Ltd. All of the transferred assets are located in the coastal region of British Columbia, Canada. The Partnership’s principal business is growing and harvesting timber, and selling logs to worldwide markets.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which in these circumstances conform, in all material respects, with United States generally accepted accounting principles (“U.S. GAAP”), except as described in Note 19.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management reviews its estimates based on currently available information. Actual results could differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable, the estimated net realizable value of inventories, the expected economic lives of and the estimated future operating results and net cash flows from the timberlands and property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Partnership and its interest in Strathcona Helicopters Ltd. (“Strathcona”) through use of the proportionate consolidation method. Intercompany transactions and balances have been eliminated.

The functional currency of Island is the U.S. dollar and the functional currency of Strathcona is the Canadian dollar.

All currency amounts in these consolidated financial statements are in United States dollars (“U.S. dollars”) unless otherwise stated.

(b)	Foreign currency translation

Strathcona is a self-sustaining operation and its accounts have been translated into U.S. dollars using the current rate method. Under this method, Strathcona’s assets and liabilities are translated at the period-end exchange rate, and its revenue and expenses at the average rate of exchange prevailing during the period. Exchange gains and losses arising from translation are included in partners’ equity.

Other monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred. Revenue and expense items denominated in foreign currencies are translated at average rates of exchange prevailing during the period. Exchange gains and losses arising from translation are included in operations.

(c)	Measurement uncertainty

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include accounting for inventories, property, plant and equipment, asset retirement obligations, and management fee - performance bonus fee payable.

Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Cash and cash equivalents

Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents. Short-term investments are stated at cost, which approximates market value.

(e)	Accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts.

F-76 Brookfield Infrastructure Partners

(f)	Inventories

Logs and boomsticks are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

(g)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% - 5%
Plant and equipment	10% - 20%

Property, plant and equipment includes land that has a higher value to non-timberland owners (“HBU land”). HBU land is not depreciated and the value of this land varies with real estate conditions as well as the local regulatory environment.

The Partnership reviews for the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the expected undiscounted future cash flows from its use and eventual disposition. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(h)	Timberlands and logging roads

Timberlands and logging roads are carried at cost less accumulated depletion and amortization. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years.

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

Timberlands and logging roads are tested for impairment in value whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(i)	Asset retirement obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

(j)	Deferred debt issue costs

Debt issue costs related to long-term debt are deferred and amortized over the respective terms of the debt to maturity.

(k)	Revenue recognition

Revenue is derived primarily from the sale of logs and related products. The Partnership recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

(l)	Shipping and handling costs

Island classifies shipping and handling costs in cost of products sold in the consolidated statement of operations.

(m)	Income taxes

The partners are individually liable for any taxes related to their respective shares of the Partnership’s taxable income. Accordingly, no provision for income taxes is required, except for the Partnership’s share of the provision for income taxes of Strathcona.

(i)	Accounting changes

In July 2006, the CICA revised Section 1506, Accounting Changes, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1506 is effective for fiscal years beginning on or after January 1, 2007 with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

(ii)	Capital disclosures

The CICA has also issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The Partnership will be required to adopt this new standard effective January 1, 2008.

Brookfield Infrastructure Partners F-77

(iii)	Inventories

The CICA has also issued CICA Handbook Section 3031, Inventories. The standard provides guidance on the measurement and disclosure requirements for inventories. Specifically, the standard requires that inventories be measured at the lower of cost and net realizable value, and provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also provides guidance on the cost formulas used to assign costs to inventories. The Company will be required to adopt this new standard effective January 1, 2008.

(n)	Future accounting changes (continued)

(iv)	Financial instruments - disclosures and presentation

The CICA has issued CICA Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. Section 3862 on financial instrument disclosures, places an increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed and is consistent with Section 3861. The new section removes duplicative disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.

The Partnership will be required to adopt these new standards effective January 1, 2008. Management is currently in the process of assessing the impact that these new standards will have on the Partnership’s financial statements in the period of initial application.

3.	Change in accounting policy

Effective January 1, 2007, Island adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865, Hedges, CICA Handbook Section 3861, Financial Instruments - Presentation and Disclosures, and CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. The objective of the CICA changes is to harmonize (to the extent possible) with US GAAP and International Accounting Standards (IAS 39).

(a)	Comprehensive income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in partners’ equity during a period arising from transactions other than changes related to transactions with partners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments included in cash flow hedges. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”). Generally, gains and losses remain part of the balance of AOCI, until Canadian GAAP requires their recognition in net income.

(b)	Financial instruments - recognition and measurement and hedges

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated balance sheet when the Partnership becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Partnership’s consolidated balance sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under Section 3865, the effective portion of any gain or loss on the hedging instrument was recognized in OCI and the cumulative ineffective portion was included in unrealized gain (loss) on commodity and currency contracts in the statement of operations.

F-78 Brookfield Infrastructure Partners

In accordance with the provisions of these new standards, Island reflected the following adjustments as of January 1, 2007:

•	A presentational reclassification of amounts previously recorded in “Cumulative translation adjustments” to “Accumulated other comprehensive income”.

•	A presentational reclassification of the deferred gain on former interest rate swaps previously recorded on the balance sheet to “Accumulated other comprehensive income”.

•	A presentational reclassification of the deferred debt issue costs from assets to being included in the initial carrying amount of Island’s long-term debt.

•	Deferred debt issue costs are amortized under the effective interest method.

The adoption of these new standards had no material impact on Island’s consolidated statements of operations. The partners’ equity balance as of December 31, 2006 was revised as a result of the presentational reclassifications upon the adoption of these new standards.

4.	Management fee – performance bonus

Pursuant to the terms of the Management Agreement (the “Agreement”) between Island and Brookfield Timberlands Management (BTM), management fees are payable to BTM as compensation for the services provided by BTM on behalf of Island. These fees are comprised of a base management fee which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds.

The performance bonus is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation for every five year period starting in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be repaid by BTM to Island.

The 2006 performance fee payable to BTM was estimated to be $40.0 million and was included in other expenses at December 31, 2006. The fee payable was reduced to $39.5 million in May 2007 based on finalized calculations for 2006. The 2006 performance fees will be payable in installments over a seven-year period, and will bear interest at a rate of 6.02%. The performance fee payment in the year ended December 31, 2007 was $5.7 million.

During the year ended December 31, 2007, a total of $8.8 million payable was added as a result of a change in management’s estimates in the fee payable based on independent reports which form the basis for the business valuation for the performance bonus calculation for 2007. The outstanding estimated payable at December 31, 2007 is $42.6 million.

The obligation is considered subordinate to the Senior Bonds, and accordingly has not been included in calculating compliance with the covenants of the Trust Indenture. As long as the Partnership remains in compliance with the covenants stated in the Trust Indenture, payments may be made on the management fee payable.

5.	Acquisition of the timberland assets

The estimated fair value of the assets acquired and liabilities assumed by the Partnership in 2005 pursuant to the asset purchase agreement described in Note 1 was as follows:

Cash and cash equivalents	4,181
Accounts receivable	2,431
Inventories	19,538
Prepaid expenses	2,102
Property, plant and equipment	124,116
Timberlands and logging roads	808,069
Accounts payable and accrued liabilities	(12,062)
Other liabilities	(12,863)
Long-term debt	(403,816)

Cost of the acquisition	531,696

The cost of the acquisition was subject to adjustment contingent upon results of the sale of an affiliate entity by Brookfield which was concluded in 2006 (Note 13 (iv)). As a result, management had estimated that $4,649 was due from Brookfield, which was recorded in 2006 as an account receivable from a related party, and a reduction in the cost of acquisition along with the amount allocated to timberlands. The calculation of the receivable was finalized during 2007 and the total acquisition adjustment became $5,188. These funds were received during 2007.

Brookfield Infrastructure Partners F-79

6.	Inventories

	2007	2006
	$	$
Logs and boomsticks	26,842	21,724
Materials and supplies	2,040	1,337

	28,882	23,061

7.	Property, plant and equipment

	Cost	Accumulated depreciation	2007 Net book value	2006 Net book value
	$	$	$	$
HBU and other land	104,410	—	104,410	110,303
Buildings	1,175	302	873	677
Plant and equipment	4,398	1,900	2,498	2,855

	109,983	2,202	107,781	113,835

In the year ended December 31, 2007, Island sold HBU and other land for net proceeds of $14,446 (2006 - $8,491), realizing a gain on sale of $7,349 (2006 - $2,325). Island also sold buildings and equipment for net proceeds of $83 (2006 - $1,675) and realized a gain on sale of $83 (2006 - $1,062).

8.	Timberlands and logging roads

	Cost	Accumulated depreciation and amortization	2007 Net book value	2006 Net book value
	$	$	$	$
Timberlands	790,644	38,999	751,645	768,305
Reforestation	10,088	—	10,088	6,065
Logging roads	16,316	12,266	4,050	4,488

	817,048	51,265	765,783	778,858

In the year ended December 31, 2007, Island sold logging roads for net proceeds of $Nil (2006 - $2,714), realizing a gain on sale of $Nil (2006 - $2,396).

9.	Other liabilities

	2007	2006
	$	$
Restructuring liabilities	6,744	6,374
Asset retirement obligations	398	322

	7,142	6,696

Restructuring liabilities

Pursuant to the timberland acquisition from WYL, Island is obligated to reimburse Cascadia (now Western Forest Products Ltd., a company under common control of one of the limited partners) for certain restructuring and severance costs related to closure activities. Island also assumed responsibility for certain property subdivisions. In 2006, a revision was made to the estimate of cost resulting in a decrease of $2,351 in the required provision. No adjustments to the provision were made during 2007.

F-80 Brookfield Infrastructure Partners

10.	Long-term debt

	2007	2006
	$	$
U.S. secured bonds repayable on August 30, 2015, interest at 5.58%	100,000	100,000
U.S. secured bonds repayable on August 30, 2025, interest at 6.17%	210,000	210,000
U.S. secured bonds repayable on August 30, 2030, interest at 6.27%	100,000	100,000

	410,000	410,000

The bonds are payable to Island Timberlands Finance Corp. (“IT Finance”), an entity under common control. The bonds are secured by a fixed and floating charge over the Partnership assets and covenants exist that restrict the Partnership’s ability to create additional encumbrances and incur further debt.

A debt service reserve account equal to six months’ interest has been guaranteed by issuing two secured irrevocable letters of credit aggregating $12,382. The fair value of the long-term debt at December 31, 2007 has been estimated by management at $384,893 (2006 - $397,452).

11.	Partners’ equity accounts

	Number of units authorized and issued	Participation %
Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

12.	Other non-operating (income)/expenses

	2007	2006
	$	$
Interest income	(733)	(525)
Foreign exchange	(2,702)	293
Legal obligations (from WYL)	—	1,248
Severance	(181)	1,330
Changes in estimated restructuring liabilities	—	(2,351)
Other	(243)	1,185

	(3,859)	1,180

13.	Related party transactions

In addition to the related party transaction disclosed in Note 4, the Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

(i) Island engages in various transactions with Western Forest Products Ltd. (“Western”). Reference to transactions with Western, include those with Cascadia, which was effectively purchased by Western in 2006. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined by reference to current market pricing. As well, certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $16,041 (2006 - $9,138) to Western and recognized billings from Western in the amount of $8,644 (2006 - $12,634).

(ii) Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Cascadia (now Western) under the WYL asset purchase agreement (the “Island Guarantee”). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western’s purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

(iii) Island engaged in transactions with Brookfield and its affiliates related to administrative and other functions that were controlled by Brookfield. During the year, Island was billed $2,316 (2006 - $2,611) for these services. The 2007 billings exclude a performance bonus charge of $5,650 identified in Note 4.

Brookfield Infrastructure Partners F-81

(iv) Under a loan agreement with IT Finance, Island incurred interest payments in the amount of $24,807 (2006 - $24,837).

(v) Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island received an amount equivalent to the excess of the sale proceeds over $100,000 plus carrying costs from May 26, 2005. Along with the estimate of $4,649 recorded at December 31, 2006, an additional excess amount of $539 was recorded in 2007 as a reduction of the purchase price paid by Island for the acquisition of the timberland assets (Note 5). The full amount of $5,188 was received by Island during 2007.

(vi) Island holds a 50% interest in Strathcona Helicopters Ltd. (“Strathcona”). During the year, Island utilized Strathcona for helicopter transport services totalling $1,079 (2006 - $1,045).

(vii) Receivable (payable) balances with entities under common control:

	2007	2006
	$	$
Western	6	335
Carma Developers LP	(27)	(74)
Brookfield	(43,931)	(35,351)
IT Finance	(8,260)	(8,257)
Strathcona	(256)	(7)

	(52,468)	(43,354)

14.	Employee benefit plans

Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the year was $701 (2006 - $1,661).

15.	Contingencies

Island is subject to legal claims in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters, it is the opinion of Island’s management, based upon the information currently available, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations or financial condition of the Partnership.

16.	Segment information

Island manages its business as a single operating segment (Note 1). All of the operations and assets are located in British Columbia.

	2007	2006
	$	$
Sales by location of customer
Canada	73,365	53,386
United States	72,152	91,656
Japan and Asia	67,258	52,238

	212,775	197,280

Sales by product line
Logs	212,280	196,835
Other	495	445

	212,775	197,280

F-82 Brookfield Infrastructure Partners

17.	Commitments

At December 31, 2007, the Partnership was committed to payments under operating leases for equipment and office premises through to 2012. Annual future minimum payments over the term of these commitments are as follows:

$
2008	3,470
2009	2,765
2010	1,300
2011	502
2012	340

8,377

18.	Financial instruments

(a)	Fair values

The carrying values of accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The estimated fair value of the long-term debt is disclosed in Note 10.

(b)	Credit risk

Island is exposed to credit risk on accounts receivable, which are primarily from selected customers. To manage its credit risk, Island regularly reviews credit limits and account balances. With most customers, possession, title, and risk pass after receipt of payment, further reducing risk.

19.	Differences between Canadian and United States generally accepted accounting principles

The Partnership’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. There are no material measurement differences that would affect these financial statements had they been prepared in accordance with U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)	Joint ventures

The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under US GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

The following summarizes the Company’s proportionate interest in Strathcona including intercompany revenue and expenses:

	2007	2006
	$	$
Income (loss)
Revenues	496	445
Expenses	497	543

Net loss	(1)	(98)

Cash flows provided by (used in)
Operating activities	22	5
Investing activities	(22)	(5)
Financing activities	—	—

(b)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

(c)	Presentation of consolidated financial statements

Under U.S. GAAP, certain presentation adjustments would be required. Within the statement of operations and comprehensive income these items include other expense (income), gain on sale of assets and management fee - performance bonus, which would be presented as an operating item. These adjustments have no impact on shareholders’ equity or net income.

Brookfield Infrastructure Partners F-83

(d)	Recent accounting pronouncements - U.S. GAAP

Fair value measurements

In September 2006, FASB issued Statement No. 157, Fair Value Measurements, Statement 157 (“FAS 157”) establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Partnership is currently evaluating the effect that FAS 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of FAS 157 in fiscal 2008.

F-84 Brookfield Infrastructure Partners

CONSOLIDATED FINANCIAL STATEMENTS OF

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

As at December 31, 2006 and December 25, 2005 and

for the year ended December 31, 2006 and for

the period from June 1, 2005 to December 25, 2005

Brookfield Infrastructure Partners F-85

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Partners of

    ISLAND TIMBERLANDS LIMITED PARTNERSHIP:

We have audited the consolidated balance sheets of Island Timberlands Limited Partnership as at December 31, 2006 and December 25, 2005 and the consolidated statements of operations, partners’ equity and cash flows for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2006 and December 25, 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from June 1, 2005 to December 25, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	(signed) DELOITTE & TOUCHE LLP
January 26, 2007 (except as to Notes 11(viii), 17 and 18,	Independent Registered Chartered Accountants
which are as of June 12, 2007)

F-86 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars)

	Note		Year Ended December 31, 2006	Period from June 1, 2005 to December 25, 2005
			$	$
Sales			197,280	102,811

Operating costs and expenses
Manufacturing and production costs			130,901	74,506
Depreciation, depletion and amortization			20,317	12,747
Selling, general and administrative			7,340	3,444

			158,558	90,697

Operating income			38,722	12,114

Non-operating expenses (income)
Interest expense			24,893	12,694
Other expenses (income)	10		1,180	(390)
Gain on sale of assets	5,6		(5,783)	(2,167)
Management fee — performance bonus	11(viii	)	40,000	—

			60,290	10,137

Net (loss) income for the period			(21,568)	1,977

Allocated as follows:
Limited Partners interests			(21,568)	1,977
General Partner interest			—	—

			(21,568)	1,977

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-87

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

(Expressed in thousands of U.S. dollars)

	Note	Limited Partners	General Partner	Year Ended December 31, 2006	Period from June 1, 2005 to December 25, 2005
				Total	Total
		$	$	$	$
Partners’ equity, beginning of period		510,697	—	510,697	—
Contributions	3	—	—	—	531,696
Net (loss) income		(21,568)	—	(21,568)	1,977
Distributions		(37,000)	—	(37,000)	(23,000)
Cumulative translation adjustment		(1)	—	(1)	24

Partners’ equity, end of period		452,128	—	452,128	510,697

The accompanying notes are an integral part of these financial statements.

F-88 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	Note		December 31, 2006	December 25, 2005
			$	$
ASSETS
Current assets
Cash			7,671	18,316
Accounts receivable			7,396	5,631
Inventories	4		23,061	18,003
Prepaid expenses			940	1,531

			39,068	43,481
Property, plant and equipment	5		113,835	118,029
Timberlands and logging roads	6		778,858	797,197
Deferred debt issue costs			2,791	3,194

			934,552	961,901

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			20,283	21,119
Management fee — performance bonus payable	11(viii	)	5,650	—

			25,933	21,119
Management fee — performance bonus	11(viii	)	34,350	—
Other liabilities	7		12,141	20,085
Long-term debt	8		410,000	410,000

			482,424	451,204
Partners’ equity	9		452,128	510,697

			934,552	961,901

Contingencies and commitments (Notes 13 and 15)

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-89

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2006	Period from June 1, 2005 to December 25, 2005
		$	$
Operating activities
Net income for the period		(21,568)	1,977
Items not involving cash
Depreciation, depletion and amortization		20,317	12,747
Amortization of deferred debt issue costs		403	—
Change in estimated restructuring liabilities		(2,351)	—
Gain on sale of assets		(5,783)	(2,167)
Management fee — performance bonus payable		40,000	—
Change in non-cash operating items
Accounts receivable		2,884	(3,200)
Inventories		(5,058)	1,535
Prepaid expenses		592	571
Accounts payable and accrued liabilities		(836)	9,056
Other liabilities		(5,593)	7,222

		23,007	27,741

Investing activities
Acquisition of timberland assets, net of cash acquired	3	—	(527,517)
Additions to property, plant and equipment, and timberlands and logging roads		(9,532)	(3,207)
Proceeds from sale of property, plant and equipment		12,880	9,613

		3,348	(521,111)

Financing activities
Partner’s capital contributions		—	531,696
Proceeds from long-term debt		—	6,184
Deferred debt issue costs		—	(3,194)
Distributions to limited partners		(37,000)	(23,000)

		(37,000)	511,686

(Decrease) increase in cash and cash equivalents		(10,645)	18,316
Cash, beginning of period		18,316	—

Cash, end of period		7,671	18,316

Supplemental disclosure of non-cash investing activities
During 2006, the Partnership recorded a cost of acquisition adjustment	3
Supplemental cash flow information
Interest paid		24,893	4,167

The accompanying notes are an integral part of these financial statements.

F-90 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars)

1.	PRIMARY BUSINESS ACTIVITY

Island Timberlands Limited Partnership (“Island” or the “Partnership”) was formed pursuant to the limited partnership agreement (the “Agreement”) made as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment in, and management, operation, and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with this Agreement.

Pursuant to an asset purchase agreement dated February 17, 2005, a wholly-owned subsidiary of Brookfield Asset Management (“Brookfield”), one of Island’s limited partners, purchased certain timberland assets from Weyerhaeuser Company Limited (“WYL”) and on May 30, 2005, the closing date of the transaction, transferred these assets, net of related liabilities, to the Partnership (Note 3).

The transferred assets consist primarily of timberlands, land, logging roads and equipment, and a 50% interest in Strathcona Helicopters Ltd. All of the transferred assets are located in the coastal region of British Columbia, Canada. The Partnership’s principal business is growing and harvesting timber, and selling logs to worldwide markets.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as prescribed by the Canadian Institute of Chartered Accountants. Significant differences from United States generally accepted accounting principles are discussed in Note 18.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management reviews its estimates based on currently available information. Actual results could differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of accounts receivable, the estimated net realizable value of inventories, the expected economic lives of and the estimated future operating results and net cash flows from the timberlands and property, plant and equipment, and the anticipated costs and timing of asset retirement obligations.

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Partnership and its interest in Strathcona Helicopters Ltd. (“Strathcona”) through use of the proportionate consolidation method. Intercompany transactions and balances have been eliminated.

All currency amounts in these consolidated financial statements are in United States dollars (“U.S. dollars”) unless otherwise stated.

The functional currency of Island is the U.S. dollar and the functional currency of Strathcona is the Canadian dollar.

(b)	Foreign currency translation

Strathcona is a self-sustaining operation and its accounts have been translated into U.S. dollars using the current rate method. Under this method, Strathcona’s assets and liabilities are translated at the period-end exchange rate, and its revenue and expenses at the average rate of exchange prevailing during the period. Exchange gains and losses arising from translation are included in a separate component of partners’ equity.

Other monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or liabilities are incurred. Revenue and expense items denominated in foreign currencies are translated at average rates of exchange prevailing during the period. Exchange gains and losses arising from translation are included in operations.

(c)	Cash and cash equivalents

Short-term investments with original maturities of 90 days or less when acquired are considered cash equivalents. Short-term investments are stated at cost, which approximates market value.

(d)	Accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts.

(e)	Inventories

Logs and boomsticks are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

Brookfield Infrastructure Partners F-91

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% - 5%
Plant and equipment	10% - 20%

Property, plant and equipment includes land that has a higher value to non-timberland owners (“HBU land”). HBU land is not depreciated and the value of this land varies with real estate conditions as well as the local regulatory environment.

The Partnership reviews for the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the expected undiscounted future cash flows from its use and eventual disposition. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value. The Partnership did not record any impairment loss for the year ended December 31, 2006.

(g)	Timberlands and logging roads

Timberlands and logging roads are carried at cost less accumulated depletion and amortization. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years.

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads is provided as timber is harvested and is based upon rates determined with reference to the volume of timber estimated to be removed over such facilities.

Timberlands and logging roads are tested for impairment in value whenever events or changes in circumstances indicate their carrying value may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate. The amount of any impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(h)	Asset retirement obligations

Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

(i)	Deferred debt issue costs

Debt issue costs related to long-term debt are deferred and amortized over the respective terms of the debt to maturity.

(j)	Revenue recognition

Revenue is derived primarily from the sale of logs and related products. The Partnership recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

(k)	Shipping and handling costs

Island classifies shipping and handling costs in cost of products sold in the consolidated statement of operations.

(l)	Income taxes

The partners are individually liable for any taxes related to their respective shares of the Partnership’s taxable income. Accordingly, no provision for income taxes is required, except for the Partnership’s share of the provision for income taxes of Strathcona.

(m)	Fiscal periods

Until March 2006, Island’s fiscal periods ended on the last Sunday of each calendar quarter. Effective June 2006, Island’s fiscal periods end on the last calendar day of each calendar quarter.

F-92 Brookfield Infrastructure Partners

3.	ACQUISITION OF THE TIMBERLAND ASSETS

The estimated fair value of the assets acquired and liabilities assumed by the Partnership in 2005 pursuant to the asset purchase agreement described in Note 1 was as follows:

$
Cash and cash equivalents	4,181
Accounts receivable	2,431
Inventories	19,538
Prepaid expenses	2,102
Property, plant and equipment	124,116
Timberlands and logging roads	808,069
Accounts payable and accrued liabilities	(12,062)
Other liabilities	(12,863)
Long-term debt	(403,816)

Cost of the acquisition	531,696

The cost of the acquisition was subject to adjustment contingent upon results of the sale of an affiliate entity by Brookfield which was concluded in 2006 (Note 11 (iv)). As a result, management has estimated that $4,649 is due from Brookfield, which has been recorded in 2006 as a related party receivable, and a reduction in the cost of acquisition and the amount allocated to timberlands.

4.	INVENTORIES

	2006	2005
	$	$
Logs and boomsticks	21,724	17,632
Materials and supplies	1,337	371

	23,061	18,003

5.	PROPERTY, PLANT AND EQUIPMENT

	2006
	Cost	Accumulated depreciation	Net book value	2005 Net book value
	$	$	$	$
HBU land	110,303	—	110,303	113,757
Buildings	885	208	677	806
Plant and equipment	3,948	1,093	2,855	3,466

	115,136	1,301	113,835	118,029

In the year ended December 31, 2006, Island sold HBU land for net proceeds of $8,491 (2005 — $9,179), realizing a gain on sale of $2,325 (2005 — $1,733). Island also sold equipment for net proceeds of $1,675 (2005 — $434) and realized a gain on sale of $1,062 (2005 — $434).

6.	TIMBERLANDS AND LOGGING ROADS

	2006
	Cost	Accumulated depletion and amortization	Net book value	2005 Net book value
	$	$	$	$
Timberlands	791,921	23,616	768,305	789,664
Reforestation	6,065	—	6,065	846
Logging roads	12,483	7,995	4,488	6,687

	810,469	31,611	778,858	797,197

In the year ended December 31, 2006, Island sold logging roads for net proceeds of $2,714, realizing a gain on sale of $2,396.

7.	OTHER LIABILITIES

	2006	2005
	$	$
Deferred gain on former interest rate swaps	5,445	5,524
Accrued compensation	—	630
Restructuring liabilities	6,374	13,618
Asset retirement obligations	322	313

	12,141	20,085

Brookfield Infrastructure Partners F-93

Interest rate swaps

During the period ended December 25, 2005, Island entered into a series of treasury rate forward starting swaps to hedge risks related to interest rate and cash flow variability on the anticipated issuance of long-term debt. On issuance of the long-term debt, the swaps were cancelled and the gain realized at the time of cancellation was recorded as a deferred gain to be recognized in the statement of operations over the remaining term of the debt.

There are no interest rate swaps outstanding at December 31, 2006.

Restructuring liabilities

Pursuant to the timberland acquisition from WYL, Island is obligated to reimburse Cascadia for certain restructuring and severance costs related to closure activities. Island also assumed responsibility for certain property subdivisions. In 2006, a revision was made to the estimate of cost resulting in a decrease of $2,351 in the required provision, which has been included in other non-operating income (Note 10).

8.	LONG-TERM DEBT

	2006	2005
	$	$
U.S. secured bonds repayable on August 30, 2015, interest at 5.58%	100,000	100,000
U.S. secured bonds repayable on August 30, 2025, interest at 6.17%	210,000	210,000
U.S. secured bonds repayable on August 30, 2030, interest at 6.27%	100,000	100,000

	410,000	410,000

The bonds are payable to Island Timberlands Finance Corp. (“IT Finance”). The bonds are secured by a fixed and floating charge over the Partnership assets and covenants exist that restrict the Partnership’s ability to create additional encumbrances and incur further debt.

A debt service reserve account equal to six months’ interest has been guaranteed by issuing two secured irrevocable letters of credit aggregating $12,382. The fair value of the long-term debt at December 31, 2006 has been estimated by management at $397,452 (2005 — $410,609).

9.	PARTNERS’ EQUITY ACCOUNTS

	Number of units authorized and issued	Participation %
Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

10.	OTHER NON-OPERATING (INCOME)/EXPENSES

	2006	2005
	$	$
Foreign exchange	293	(48)
Legal obligations (from WYL)	1 ,248	—
Severance	1,330	—
Changes in estimated restructuring liabilities	(2,351)	—
Other	660	(342)

	1,180	(390)

11.	RELATED PARTY TRANSACTIONS

The Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

(i)	Island engages in various transactions with Western Forest Products Ltd. (“Western”), a company under the common control of one of the limited partners. Reference to transactions with Western, include those with Cascadia, which was effectively purchased by Western in 2006. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined by reference to current market pricing. Certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $12,635 (2005 — $14,810) to Western and recognized billings from Western in the amount of $9,474 (2005 — $4,934).

(ii)	Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Cascadia (now Western) under the WYL asset purchase agreement (the “Island Guarantee”). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western’s purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

F-94 Brookfield Infrastructure Partners

(iii)	Island engaged in transactions with Brookfield and its affiliates related to administrative and other functions that were controlled by Brookfield. During the year, Island was billed $2,611 (2005 — $2,588) for these services.

(iv)	Under a loan agreement with IT Finance, Island incurred interest payments in the amount of $24,893 (2005 — $8,174) and charged IT Finance $26 for expenses paid on their behalf.

(v)	Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island will receive an amount equivalent to the excess of the sale proceeds over $100,000 plus carrying costs from May 26, 2005. An excess amount, estimated at $4,649, has been recorded as a reduction of the purchase price paid by Island for the acquisition of the timberland assets (Note 3).

(vi)	Island holds a 50% interest in Strathcona Helicopters Ltd. (“Strathcona”). During the year, Island utilized Strathcona for helicopter transport services totalling $1,045 (2005 — $761).

(vii)	Receivable (payable) balances with entities under common control

	2006	2005
	$	$
Western	336	(677)
Carma Developers UP	(74)	—
Brookfield	4,649	(1,077)
IT Finance	(8,269)	(8,255)
Other	(7)	—

	(3,365)	(10,009)

(viii)	Management fee-performance bonus

Pursuant to the terms of a Management Agreement between Island and Brookfield Timberlands Management (“BTM”), an affiliate of Brookfield, management fees are payable to BTM as compensation for the services provided. These fees are comprised of a base management fee at 0.075% of the Fair Market Value of partnership units which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds, which are also determined by reference to Fair Market Value measures.

The performance fee is calculated annually using independent valuation reports, however the final calculation of the amount owing with respect to the performance fee is subject to a clawback calculation based on a five year period ended in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM performance fees in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be rapid by BTM to Island.

The base management fee of $1,659 (2005 — $931) has been expensed in the statement of operations.

The initial performance fee, due in 2007, is based on performance up to December 31, 2006, using independent valuation reports as of that date.

In April 2007, following receipt of independent valuation reports, management estimated the performance fee for the period ended December 31, 2006 to be $40 million. The fees are payable in installments over a 7 year-period, and will bear interest at a rate of 6.02%. The performance fee has been accrued and charged to the consolidated statement of operations for the period ended December 31, 2006.

12.	EMPLOYEE BENEFIT PLANS

Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the year was $1,661 (2005 — $862).

13.	CONTINGENCIES

Island is subject to legal claims in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters, it is the opinion of Island’s management, based upon the information currently available, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations or financial condition of the Partnership.

14.	SEGMENT INFORMATION

Island manages its business as a single operating segment (Note 1). All of the operations and assets are located in British Columbia.

	2006	2005
	$	$
Sales by location of customer
Canada	53,386	24,719
United States	91,656	51,900
Japan and Asia	52,238	26,192

	197,280	102,811

Sales by product line
Logs	196,835	102,505
Other	445	306

	197,280	102,811

Brookfield Infrastructure Partners F-95

At December 31, 2006, Island was committed to payments under operating leases for equipment and office premises through to 2011. Annual future minimum payments over the term of these commitments are as follows:

$
2007	4.6
2008	3.9
2009	2.6
2010	1.4
2011	0.5

13.0

16.	FINANCIAL INSTRUMENTS

(a)	Fair values

The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The fair value of the management fee-performance bonus payable is not readily determinable. The estimated fair value of the long-term debt is disclosed in Note 8.

(b)	Credit risk

Island is exposed to credit risk on accounts receivable, which are primarily from selected customers. To manage its credit risk, Island regularly reviews credit limits and account balances. With most customers, possession, title, and risk pass after receipt of payment, further reducing risk.

17.	SUBSEQUENT EVENTS

Proposed transaction

In June 2007, certain arrangements were made by Brookfield to transfer a substantial portion of its limited partnership units to an infrastructure fund.

18.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Partnership’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States generally accepted accounting principles (“U.S. GAAP”). There are no material measurement differences that would affect these financial statements had they been prepared in accordance with U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)	Joint ventures

The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under U.S. GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

The following summarizes the Company’s proportionate interest in Strathcona including intercompany revenue and expenses:

	2006	2005
	$	$
Income (loss)
Revenues	445	306
Expenses	543	201
Net (loss) income	(98)	105
Cash flows provided by (used in)
Operating activities	5	—
Investing activities	(5)	—
Financial activities	—	—

(b)	Long-term debt issue costs

Under Canadian GAAP, long-term debt issue costs are presented in “Deferred debt issue costs” as a deferred charge. U.S. GAAP requires that long-term debt issue cost be reported as a direct reduction of long-term debt.

Under Canadian GAAP, deferred debt issue costs are amortized on a straight-line basis over the anticipated period of repayment of the underlying debt. Under U.S. GAAP, such costs are amortized under the interest method. Amortization under both methods is not materially different for each of the periods presented.

(c)	Foreign currency translation adjustments

Under U.S. GAAP, foreign currency translation adjustments are included as a component of “Comprehensive income.” FASB No. 130, Reporting Comprehensive Income requires the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. Under Canadian GAAP, the concept of comprehensive income exists but applies to fiscal years beginning on or after October 1, 2006. Foreign currency translation adjustments are included as a component of ‘Partners’ equity”.

F-96 Brookfield Infrastructure Partners

(d)	Consolidated cash flows

Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

(e)	Presentation of consolidated financial statements

Under U.S. GAAP, certain presentation adjustments would be required. Within the statement of operations and comprehensive income these items include other expense (income) gain on sale of assets and management fee — performance bonus, which would be presented as an operating item. These adjustments have no impact on shareholders’ equity or net income.

(f)	Recent accounting pronouncements — U.S. GAAP

Fair value measurements

In September 2006, FASB issued Statement No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Partnership is currently evaluating the effect that FAS 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of FAS 157 in fiscal 2008.

(g)	Recent accounting pronouncements — Canadian GAAP

Comprehensive income, equity, financial instruments and hedges

In January 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”. The new standards increase harmonization with U.S. GAAP and will require the following:

•

Financial assets will be classified as either loans and receivables, held-to-maturity, held-for-trading or available-for-sale. Loans and receivables will include all loans and receivables except debt securities and will be accounted for at amortized cost. Held-to-maturity classification will be restricted to fixed maturity instruments that the company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value with unrealized gains and losses reported in net income. The remaining financial assets will be classified as available-for-sale. These will be recorded at fair value with unrealized gains and losses reported in a new category of the consolidated statement of financial position under shareholders’ equity called other comprehensive income (“OCI”);

•

Financial liabilities will be classified as either held-for-trading or other. Held-for-trading instruments will be recorded at fair value with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost with gains and losses reported in net income in the period that the liability is derecognized; and

•

Derivatives will be classified as held-for-trading unless designated as hedging instruments. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value on the consolidated statement of financial position.

For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and be substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in OCI and the ineffective portion will be recorded in net income. The amounts temporarily recorded in OCI will subsequently be reclassified to net income in the periods when net income is affected by the variability in the cash flows of the hedged item. The above guidance is effective January 1, 2007. The Partnership is currently reviewing the guidance to determine the potential impact on its consolidated financial statements.

Accounting changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which requires that: (1) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (2) changes in accounting policy are generally applied retrospectively; and (3) prior period errors are corrected retrospectively. Section 1506 is effective for fiscal years beginning on or after January 1, 2007 with early adoption permitted. The implementation of this guidance is not expected to have a material impact on the Partnership’s consolidated financial statements.

Brookfield Infrastructure Partners F-97

Longview Timber Holdings, Corp.

Consolidated Financial Statements

As at December 31, 2007, and for the period from April 20, 2007 to December 31, 2007

(expressed in thousands of U.S. dollars)

F-98 Brookfield Infrastructure Partners

Independent Auditors’ Report

To the Board of Directors and Shareholders of

LONGVIEW TIMBER HOLDINGS, CORP.

LONGVIEW, WASHINGTON

We have audited the accompanying consolidated balance sheet of Longview Timber Holdings Corp. and subsidiaries (the “Company”) (a subsidiary of Brookfield Asset Management) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period April 20, 2007 to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and its cash flows for the period April 20, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

March 14, 2008

Brookfield Infrastructure Partners F-99

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED BALANCE SHEET

(USD 000’s)	Dec. 31, 2007
ASSETS
Current assets:
Cash	$45,948
Accounts and notes receivable - net of allowance of $61	4,991
Deferred tax assets (Note 6)	1,717
Inventories (Note 2)	8,900
Prepaid expenses and other current assets (Note 3)	3,581

Total current assets	65,137
Property, plant and equipment, net (Note 4)	3,430
Timber, timberlands and logging roads, net (Note 5)	1,855,867
Other assets	2,896

Total assets	$1,927,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,414
Accounts payable related party (Note 10)	715
Other tax payable	517
Other accrued liabilties (Note 7)	3,290
Other accrued liabilities - related party (Note 10)	11,664
Swap liabilities (Note 11)	32,124
Bridge loan (Note 8)	1,200,000

Total current liabilities	1,250,724
Long-term debt - related party (Note 10)	200,000
Minority interests (Note 12)	8,176

Total liabilities	1,458,900
Shareholder’s Equity (Note 13)	468,430

Total liabilities and shareholders’ equity	$1,927,330

See notes to consolidated financial statements

F-100 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

(USD 000’s)	For the Period April 20, 2007 to Dec. 31, 2007
Net sales	$121,224
Cost of products sold	60,976
Depletion, depreciation, amortization	67,609

Gross loss	(7,361)

Selling, administrative and general expenses	15,182

Operating loss	(22,543)
Interest income	3,078
Interest expense	(76,987)
Other income (expense), net	1,318

Total interest and other expense	(72,591)

Loss from continuing operations before income taxes	(95,134)

Provision for taxes (Note 6):
Current	(34)
Deferred	(189)

(223)

Loss from continuing operations	(95,357)

Discontinued operation (Note 15):
Income from operation (net of taxes of $346)	538
Loss on sale of assets	(884)

Net loss	$(95,703)

See notes to consolidated financial statements

Brookfield Infrastructure Partners F-101

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(USD 000’s)	For the Period April 20, 2007 to Dec. 31, 2007
Cash provided by operating activities:
Net loss	$(95,703)
Adjustments to reconcile net loss to cash provided by operating activities:
Depletion, depreciation and amortization	67,609
Loss on sale of assets from discontinued operation	884
Loss on derivative valuation	10,883
Deferred income taxes	535
Minority interest in net loss	(827)
Changes in:
Accounts and notes receivable – net	(4,991)
Inventories	(2,410)
Prepaid expenses and other current assets	73
Other non-current assets	(1,826)
Accounts payable and other accrued liabilities	18,290
Other accruel liabilites – related party	11,664
Other tax payable	(2,542)

Cash provided by operating activities	1,639

Cash used for investing activities
Acquisition, net of cash acquired of $78	(2,226,499)
Disposal of Manufacturing Operations, net of cash transferred of $5	293,318
Additions to capital assets	(2,387)

Cash used for investing activities	(1,935,568)

Cash provided by financing activities
Proceeds from Bridge loan	1,350,000
Repayment of Bridge loan	(150,000)
Repayment of short-term borrowings	(14,500)
Proceeds from long-term debt – related party	200,000
Issuance of common stock	835,978
Issuance of preferred stock	85
Minority interest	9,003
Dividends	(250,689)

Cash provided by financing activities	1,979,877

Change in cash	45,948
Cash, beginning of period	—

Cash, end of period	$45,948

Supplemental disclosures:
Cash paid for interest	$51,837

See notes to consolidated financial statements

F-102 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

					Additional Paid-in Capital		Accumulated Other Comprehensive Loss
	Preferred Stock		Common Stock			Accumulated Deficit
(USD 000’s)	Shares	Amount	Shares	Amount				Total
Balance at April 20, 2007	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock			7,765,850	78	835,900			835,978
Change in preferred stock	125	125				(40)		85
Change in fair value of derivative instruments							(21,241)	(21,241)
Net loss						(95,703)		(95,703)
Comprehensive loss								(116,944)
Dividends								(250,689)

Balance at Dec. 31, 2007	$125	$125	$7,765,850	$78	$835,900	$(346,432)	$(21,241)	$468,430

See notes to consolidated financial statements

Brookfield Infrastructure Partners F-103

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Summary of Accouting Policies

Nature of Business

a)	General

Longview Timber Holdings, Corp. (“Timber”) is a real estate investment trust (“REIT”) engaged in the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale. All of the facilities are located in the United States (“U.S.”). Timber owns and manages approximately 588,000 acres of valuable timberlands in the Pacific Northwest composed primarily of softwoods.

A REIT is a company that derives most of its income from investments in real estate, which includes timberlands. A corporation that qualifies as a REIT generally will not be subject to corporate taxes on income and gains from investments in real estate to the extent that it distributes such income and gains to its shareholders. The principal REIT qualifying investment consists of timberlands. As a REIT, Timber will be required to pay federal corporate income tax on earnings from non-real estate investments, and on earnings from real estate investments that are not distributed to its shareholders.

b)	Background

On February 2, 2007, Brookfield Asset Management Inc. (“Brookfield”) and Longview Fibre Company entered into an Agreement and Plan of Merger whereby Brookfield would acquire all of Longview Fibre Company’s outstanding common shares for $24.75 per share in cash and would assume all existing debt (the “Acquisition”). The shareholders approved the Acquisition and the sale was closed on April 20, 2007. With the closing of this transaction, Brookfield newly established Timber, Longview Timber Holdings LLC, and Longview Timber LP, to own the Timber Operations and the Manufacturing Operations of Longview Fibre Company. Longview Timberlands LLC and Longview Timber, Corp. were additionally established as subsidiaries of Longview Fibre Company on May 31, 2007.

c)	Ownership Structure

Following the close of the Acquisition by Brookfield, the following ownership structure was formed:

Company	Ownership

Longview Timber Holdings, Corp. (Timber)	- Longview Timber Holdings, Corp. owns 100% of Longview Timber Holdings LLC

Longview Timber Holdings LLC	- Longview Timber Holdings LLC owns 99% of Longview Timber LP

- Remaining 1% is owned by a Brookfield subsidiary Longview Timber LP

Longview Timber LP	- Longview Timber LP owns 100% of Longview Fibre Company – Longview REIT

- Longview Timber LP owns 1% of Longview Timberlands LLC

Longview Fibre Company	- Longview Fibre Company owns 99% of Longview Timberlands LLC

- Longview Fibre Company owns 100% of Longview Timber, Corp – a taxable subsidiary Longview Timberlands LLC owns and manages substantially all of the timberlands and properties. Longview Timber, Corp. owns various harvesting assets and conducts timber brokerage activities.

Longview Timberlands LLC owns and manages substantially all of the timberlands and properties. Longview Timber, Corp. owns various harvesting assets and conducts timber brokerage activities.

d)	Purchase Price Allocation of the Acquisition

Brookfield acquired the stock and outstanding debt of Longview Fibre Company on April 20, 2007 for $2,252 million. The purchase was financed with $1,350 million of bridge financing, $200 million of long-term debt from a related party, and $702 million of cash. The total purchase price was allocated between the Timber Operations and the Manufacturing Operations based upon the respective fair values of each operation, as follows:

(USD million)	April 20, 2007
Timber Operations	$1,958
Manufacturing Operations	294

Total	$2,252

F-104 Brookfield Infrastructure Partners

Subsequent to the Acquisition, the Manufacturing Operations were sold to a related party for total proceeds of $253 million, including $92 million of debt (see Note 15). Additionally and immediately after the Acquisition, the Manufacturing Operations sold eight converting facilities located in the central and eastern United States to a third party for net proceeds of $48 million.

The purchase price of the Timber Operations was allocated based upon fair values to the following classes of assets and liabilities:

(USD million)	April 20, 2007
Current assets	$23
Capital assets	1,938
Other non-current assets	10
Current liabilities	(10)
Other non-current liabilities	(3)

Total	$1,958

The purchase price allocation is subject to change for up to 1 year from the date of purchase.

e)	Basis of presentation

The consolidated financial statements presented herein are those of Timber and its subsidiaries, and are derived from the records of such entities after the elimination of intercompany balances and transactions. The period April 20, 2007 to December 31, 2007 reflects the reporting period for Timber and its subsidiaries. Reference to Timber also includes, as applicable, reference directly or indirectly to any of its subsidiaries.

f)	Accounts and Notes Receivable and Allowance for Doubtful Accounts

Accounts and notes receivable are comprised mainly of trade accounts receivable primarily from the sale of products on credit. Credit is extended to customers based on an evaluation of their financial condition. The adequacy of the allowance for doubtful accounts is based on historical experience and past due status, in addition to management’s evaluation of material customer accounts including ability to pay, bankruptcy, payment history, and other factors.

Bad debt expense associated with uncollectible accounts was $61 thousand for the period April 20, 2007 to December 31, 2007.

g)	Inventories

Inventories are stated at the lower of cost or market. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Cost is determined on a first-in, first-out basis except for supplies, which are stated using the average cost method.

h)	Timber, Timberlands and Logging Roads. Timber depletion and Logging Roads amortization

Timber, timberlands and logging roads are stated at cost, net of accumulated depletion and amortization. Timber, upon reaching the age of 35 years, is considered merchantable and available for harvesting, with all timber younger than 35 years of age being classified as premerchantable. Timber is tracked on a county-by-county basis whereby capital costs and estimated recoverable timber volumes are accumulated in the county in which the related timber is located. Expenditures for reforestation, including costs such as site preparation, tree planting, fertilization and herbicide application for the two years after planting, are capitalized and depleted as timber is harvested. After two years of age, plantation maintenance and tree farm management costs, consisting of recurring items necessary to the ownership and administration of the timber and timberlands, are recorded as a current period expense.

Provision for depletion of merchantable timber represents a charge per unit of production (“depletion rate”) applied to actual harvest volumes. A single depletion rate is applied to all merchantable timber regardless of its age, species or quality in any particular case. The depletion rate is validated to a computer growth index model that tracks the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Pacific Northwest. The depletion rate will be adjusted periodically for timber maturity, estimated growth, and actual harvest volumes and when there is a significant acquisition or disposition.

Direct costs associated with the building of the primary access logging roads are capitalized and amortized on the straight-line basis over estimated useful lives ranging from 3 to 15 years. Costs incurred for logging roads that serve short-term harvest needs are expensed as incurred. Costs for road base construction of mainline roads, such as clearing and grading, are not amortized and remain a capitalized cost until disposition as they provide permanent value to the timberlands.

Gains or losses on timberland exchanges are recognized in earnings when the exchange has commercial substance, in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB No. 29.” An exchange is considered to have commercial substance when future cash flows are expected to change significantly as a result of the exchange.

Brookfield Infrastructure Partners F-105

i)	Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Plant and equipment include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset’s net book value is written down to its estimated realizable value. When properties are sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts, and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range from 20 to 40 years for buildings and principally from three to 10 years for machinery and equipment.

j)	Revenue recognition

Revenues are recognized from sales to customers when title and risk of loss pass to the customer and when the sales price is fixed or determinable. For substantially all sales, ownership transfers upon receipt by customers of logs (“FOB-destination”) or upon shipment to customers of logs (“FOB-shipping point”).

k)	Recent accounting pronouncements and developments

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the adoption of FIN 48 did not have a material effect on these financial statements. If applicable, Timber recognizes interest and penalties to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

In December 2007, the FASB issued SFAS 141(revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, in-process research and development and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income tax expense. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and, as such, we will adopt this standard in fiscal 2009 and have not yet determined the impact, if any, of SFAS 141R on the consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (“NCI”) and classified as a component of equity. This new consolidation method will change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and, as such, we will adopt this standard in fiscal 2009 and have not yet determined the impact, if any, of SFAS 160 on the consolidated financial statements.

l)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2.	Inventories

Inventories consisted of the following:

(USD 000’s)	Dec. 31, 2007
Logs	$3,446
Seed, cones, seedling budcaps	898
Rock and gravel	1,686
Nursery bed stock	2,585
Supplies	285

Total inventories	$8,900

F-106 Brookfield Infrastructure Partners

3.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

(USD 000’s)	Dec. 31, 2007
Insurance	$106
US Forest Service timber deposits	1,000
Timber - land deals	2,295
Other	180

Total prepaid expenses and other current assets	$3,581

Prepaid timber for land deals represents payments that have been made for fees and other costs associated with the purchase and sale of timberland. When payments associated with the purchase or sale of land are made, they are recorded in the prepaid timber—land deals account until the purchase or sale is finalized.

4.	Property, Plant and Equipment, net

Property, plant and equipment consisted of the following:

(USD 000’s)	Cost	Dec. 31, 2007 Accumulated Depreciation	Net Book Value
Land	$1,440	$—	$1,440
Buildings	80	(1)	79
Equipment	1,981	(70)	1,911

Total property, plant and equipment, net	$3,501	$(71)	$3,430

5. Timber, Timberlands and Logging Roads, net Timber, timberlands and logging roads consisted of the following:

(USD 000’s)	Cost	Dec. 31, 2007 Accumulated Depreciation	Net Book Value
Timber	$1,739,411	$(67,352)	$1,672,059
Timberlands	176,639	—	176,639
Logging roads	7,355	(186)	7,169

Total timber, timberlands and logging roads, net	$1,923,405	$(67,538)	$1,855,867

6.	Income Taxes

For the period ended December 31, 2007, the provision for income taxes has been computed based on Timber’s reporting as a REIT for federal income tax purposes. As a REIT, Timber is not subject to corporate income taxes on REIT qualifying income and gains from investments in real estate if it distributes such income and gains to our shareholders. Timber’s non-REIT activities, including the harvesting and sale of logs, are subject to corporate income taxes. The tax years 2004 through 2006 are subject to examination by the tax authorities. With few exceptions, Timber is no longer subject to US federal, state, local examinations by tax authorities for years before 2004.

The provision (benefit) for income taxes consisted of the following:

(USD 000’s)	For the Period April 20, 2007 to Dec. 31, 2007
Current:
Federal	$—
State	34
Total current tax	34
Deferred:
Federal	566
State	(31)
Total deferred tax	535

Total provision for income taxes	$569

Brookfield Infrastructure Partners F-107

An analysis of the income tax provision (benefit) follows:

(USD 000’s)	For the Period April 20, 2007 to Dec. 31, 2007
Expected federal income tax provision (benefit) at statutory rate	$(33,297)
REIT losses not subject to income taxes	33,769
Deferred tax expense from non REIT activities	97

Total provision for income taxes	$569

The tax effect of temporary differences giving rise to deferred tax assets is as follows:

(USD 000’s)	Dec. 31, 2007
Deferred tax assets:
REIT net operating loss carry-forward from prior years	$1,321
Non-REIT current year net operating loss carry-forward	396

Total deferred tax assets	$1,717

Timber has recorded a deferred tax asset of $1.7 million reflecting the benefit of loss carry-forwards. Timber expects to utilize the benefit of these losses in 2008.

7.	Other Accrued Liabilities

Other accrued liabilities consisted of the following:

(USD 000’s)	Dec. 31, 2007
Workers’ payroll and benefit liability	$856
Accrued interest payable - Bridge loan	2,434

Total other accrued liabilities	$3,290

8.	Bridge Loan

The Bridge Loan is with three lenders - Merrill Lynch USA, Royal Bank of Canada and The Bank of Nova Scotia.

The interest rate at December 31, 2007 is 5.95% which is calculated at one month LIBOR plus a margin set at 1.00%. The margin increases .25% semi-annually from the April 20th anniversary date of the loan. Interest payments are made monthly. The Bridge Loan is collateralized with the timber, timberlands and logging roads. The fair value of the Bridge Loan approximates its carrying value due to the variable interest rate on the loan. The Bridge Loan matures in October 2008 and is in the process of being refinanced with long-term fixed rate financing.

9.	Employee Benefit Plans

Timber has no participation in any retiree medical plans or health care insurance plans. Timber has a defined contribution pension program for its salaried employees and a limited term supplemental defined contribution pension program for some of its employees. Timber also has a matching 401k program. Each of these programs is current. The amount contributed in the reporting period was $343 thousand.

10.	Related Parties

The Accounts Payable – related party amount of $715 thousand is with Longview Fibre Paper and Packaging Inc. (“PPI”). In the reporting period, $3.6 million of pulp logs were sold to PPI. There is a Service Agreement between Timber and PPI for various administrative services. The amount paid to PPI in the reporting period was $56 thousand.

Long-term debt – related party at December 31, 2007 reflects debt held by Brascan (US) Corporation in the form of a $200 million long-term loan which matures in April 2017 at an interest rate of LIBOR plus 3%. Brascan (US) Corporation is an indirect, wholly-owned subsidiary of Brookfield. The related interest expense was recorded in the amount of $11.7 million as of December 31, 2007 as a current liability in other accrued liabilities - related party account.

Pursuant to the terms of a Management Agreement (“Agreement”) between Longview Timberlands LLC, a subsidiary of Timber, and Brookfield Timberlands Management LP (“BTM”), a Brookfield subsidiary, management fees are payable to BTM as compensation for services provided by BTM to Longview Timberlands LLC. The fee is calculated annually using independent timberlands appraisal reports and is paid quarterly to BTM. The fee paid to BTM during the reporting period was $6.0 million.

F-108 Brookfield Infrastructure Partners

11.	Accounting for Derivative Instruments and Hedging Activities

Timber uses fixed interest rate swap agreements (“swaps”) to manage changes in cash flow as a result of changes in interest rate movements on certain of the variable rate debt under the Bridge loan. Timber has designated these swaps as cash flow hedges. To receive hedge accounting treatment, all of the swaps are formally documented at the inception of each hedge and the hedges must be highly effective at swap inception and at least quarterly in offsetting changes to future cash flows on hedged transactions. If the swaps are highly effective, the change in fair value, net of income taxes, is recorded in other comprehensive income or loss, except for any ineffectiveness portion of the fair value change, which is recognized in earnings. If the swaps were not to be highly effective, then Timber would record the change in fair value in earnings. During the fourth quarter of 2007, these interest rate swaps were undesignated for a period of time and as a result, Timber recorded an expense of $8.8 million for the period ended December 31, 2007. Timber determines the ineffectiveness portion of the fair value change in the swaps by comparing to hypothetical swaps that identically match the critical terms of the variable rate debt. As a result of ineffectiveness, Timber recorded $2.1 million of expense during the period ended December 31, 2007.

As of December 31, 2007, Timber maintained six interest rate swap contracts amounting to $600 million that fix the interest rates at rates ranging from 4.179% to a rate applicable to the variable rate debt with 10 year Treasury bonds.

The fair values of the swaps were estimated using pricing models widely used in financial markets and represent the amounts at December 31, 2007 that Timber would receive or pay if the swaps were terminated. During the period ended December 31, 2007, Timber recognized $32.1 million in swap liabilities of which $10.9 million was charged to expense and $21.2 million is included in accumulated other comprehensive loss. Timber intends to terminate the swaps in connection with the re-financing of the Bridge Loan.

12.	Minority Interests

Minority interests represent the interests of Longview GP, LLC in the equity of Longview Timber LP. Longview GP, LLC is a US company indirectly owned by Brookfield. Longview GP, LLC’s equity ownership in the net assets of Timber was $8.2 million which is recorded as minority interest in non-current liabilities. The minority interest in the net loss for the reporting period was $0.8 million which was recorded in other income-expense.

13.	Shareholders’ Equity

Preferred stock

Timber is authorized to issue 125 shares of preferred stock with a par value of $1,000. On May 10, 2007, Timber issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share.

Longview Fibre Company, a subsidiary of Timber, is authorized to issue 125 shares of preferred stock with a par value of $1,000. On May 10, 2007, Longview Fibre Company issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share. These shares are included in minority interests, net of issuance costs.

Common stock

Timber is authorized to issue 10,000,000 shares of common stock with a par value of $0.01. Timber issued 7,765,850 shares of common stock during the period ended December 31, 2007 as follows:

Date	Description	Contribution (USD 000’s)
April 20, 2007	6,924,277 Common Shares	$692,428
May 31, 2007	70 Common Shares	59,400
October 31, 2007	841,500 Common Shares	84,150

Total		$835,978

Timber’s Common Stock is owned 70% by Brookfield Longview Holdings LLC (“BLLC”), which is a US company indirectly owned by Brookfield, and 30% by Brookfield Infrastructure Corporation (“BIC”) which is 40% owned by Brookfield. BIC acquired its ownership interest in Timber on November 20, 2007.

Dividends

Timber distributed dividends amounting to $250.7 million to BLLC in the reporting period.

14.	Commitments and Contingencies

Legal matters and litigation

Timber is subject to legal proceedings and claims that arise in the ordinary course of the business. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of Timber’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations and financial condition of the business.

Brookfield Infrastructure Partners F-109

15.	Discontinued Operation

On May 31, 2007, Longview Fibre Company, a subsidiary of Timber, completed the sale of all assets and liabilities (Timber Harvest Assets and Manufacturing Operations) of PPI, a subsidiary of Longview Fibre Company, to Brascan (US) Corporation, a subsidiary of Brookfield, for total proceeds of $253 million, including $92 million of the intercompany debt. Subsequently, Longview Timber, Corp and Longview Timberlands LLC, newly-established subsidiaries of Longview Fibre Company, re-acquired the Timber Harvest Assets from PPI in exchange for $13 million of cash which is equal to the fair market value of the Timber Harvest Assets. This transaction resulted in Longview Fibre Company selling the Manufacturing Operations of PPI for $240 million, including $92 million of intercompany debt.

Details of assets and liabilities sold, net as a result of restructuring transactions are as follows:

(USD 000’s)		As of May 31, 2007
Assets:
Current assets	$264,030
Capital assets	46,598
Other assets	143,710	$454,338

Less Liabilities:
Current liabilities	100,627
Long-term liabilities	205,711	306,338

Total		$148,000

The results of operations for the Manufacturing Operations from April 20, 2007 to May 31, 2007 and a loss on sale of assets were reported within discontinued operations in the accompanying consolidated statement of operations. The Consolidated Statement of Cash Flows does not separately report the cash flows of the discontinued operations. Details of revenue and loss from discontinued operations are as follows:

(USD 000’s)	For the Period April 20, 2007 to May 31, 2007
Net sales	$75,756
Income from operations (net of taxes of $346)	538
Loss on sale of assets	(884)

Net	$(346)

F-110 Brookfield Infrastructure Partners