Form 20-F
period 2008-12-31
Brookfield Infrastructure Partners L.P.
filed 2009-04-30
CIK 1406234

As filed with the Securities and Exchange Commission on April 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

22,486,269 Limited Partnership Units as of April 24, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	142
Item	15	Controls and Procedures	142
Item	16.A	Audit Committee Financial Expert	143
Item	16.B	Code of Ethics	143
Item	16.C	Principal Accountant Fees and Services	143
Item	16.D	Exemptions from the Listing Standards for Audit Committees	143
Item	16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	144
Item	16.F	Change in Registrant’s Certifying Accountant	144
Item	16.G	Corporate Governance	144

PART III			145
Item	17	Financial Statements	145
Item	18	Financial Statements	145
Item	19	Exhibits	145

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

•

our “electricity transmission operations” refer to our interest in Transelec Chile S.A., or Transelec, our Chilean transmission operations, our investments in the Transmissoras Brasileiras de Energia companies, or TBE, our Brazilian transmission investments, which were transferred to us by Brookfield as described in Item 4.B “Business Overview—Current Operations—Electricity Transmission—Overview” and Great Lakes Power Transmission L.P., which holds our Ontario transmission operations as described in Item 4.B “Business Overview—Current Operations—Electricity Transmission—Overview”;

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

•	“our partnership” are to Brookfield Infrastructure Partners L.P.;

Brookfield Infrastructure Partners         1

•

the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in Brookfield Infrastructure in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism”;

•

“Redemption-Exchange Unit” is a unit of Brookfield Infrastructure that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Units”;

•	“Service Recipients” are to our partnership, Brookfield Infrastructure and the Holding Entities;

•

our “social infrastructure operations” are to our interest in the following Public Private Partnership or “PPP” projects: (i) Long Bay Forensic and Prison Hospitals, Australia, in which we hold a 50% interest; (ii) Peterborough Hospital, United Kingdom, in which we hold a 30% interest; and (iii) Royal Melbourne Showgrounds, Australia, in which we hold a 50% interest;

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

2        Brookfield Infrastructure Partners

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

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward looking statements. The following factors, among others, that could cause our actual results to vary from our forward looking statements:

•	our partnership’s limited separate operating history;

•	our financial statements may not present our financial results in the most meaningful manner;

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

•	foreign currency risk and risk management activities;

•	our partnership is not regulated as an investment company under the U.S. Investment Company Act;

•	we are not subject to the same disclosure requirements as a U.S. domestic public company;

•	we are exempt from certain requirements of Canadian securities laws;

•	general economic conditions and government regulation;

•	impact of recent global economic downturn;

•	recent disruption in global credit and financial markets;

•	exposure to uninsurable losses;

•	contingent liabilities;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	the competitive market for acquisition opportunities;

•	our ability to execute our growth strategy, including completion of acquisitions, and to achieve desired results from acquisitions;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	electricity transmission may require substantial capital expenditures;

•	electricity transmission development projects may expose us to construction risks;

•	electricity transmission clients may default on their obligations;

•	changes in tolls or regulated rates for electricity transmission;

•	potential adverse claims to lands used in our electricity transmission operations;

•	weather conditions, industry practice and regulations associated with forestry may adversely affect our timber operations;

•	the competitive business environment for our timber operations;

Brookfield Infrastructure Partners         3

•	aboriginal claims to lands may adversely affect our timber operations;

•	Canadian export regulations applicable to timber;

•	default by sub-contractors under our PPP contracts;

•	change in government policy towards our social infrastructure operations;

•	change in political attitudes towards PPP funding models of social infrastructure;

•	operating cost overruns in relation to our PPP projects;

•	higher than expected costs associated with our replacement or refurbishment obligations in connection with our PPP projects;

•	exposure to construction risks associated with our PPP projects;

•	changes in law requiring capital expenditures associated with our PPP projects;

•	default by our public sector clients on their obligations under contractual arrangements associated with our PPP projects;

•	Brookfield’s influence over our partnership;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in our Managing General Partner may be transferred to a third party without unitholder consent;

•	Brookfield may increase its ownership of our partnership;

•	Brookfield does not owe our unitholders any fiduciary duties;

•	conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•	our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement;

•	the limited liability of, and our indemnification of, the Manager;

•	changes in tax law and practice; and

•	other factors described in this Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this Form 20-F.

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

4        Brookfield Infrastructure Partners

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

Actual Basis

The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006(1)
Income Statement Key Metrics
Revenue	$32.9	$33.1	$30.7
Earnings (losses) from equity accounted investments	25.2	(7.8)	—
Dividend income	14.3	0.5	—
Interest expense	(12.9)	(6.9)	(5.8)
Net income	28.0	12.0	10.4

	As of the Year Ended
Balance Sheet Key Metrics	2008	2007(1)
Total assets	$1,174.3	$1,157.9
Partnership capital	899.9	984.5
Corporate borrowings	139.5	—
Non-recourse borrowings	97.6	115.0

The following is non-GAAP financial information for Brookfield Infrastructure for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2006	2005
Adjusted net operating income(1)	$59.7	$13.3	$15.1

(1)	Adjusted net operating income is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, net of minority interest related to those items, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a discussion of adjusted net operating income and its limitations as a measure of our operating performance. The following table presents a reconciliation of adjusted net operating income to net income:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007	2006
Net income	$28.0	$12.0	$10.4
Add back or deduct the following:
Depreciation, depletion and amortization	54.3	9.8	6.2
Deferred taxes	(14.9)	(8.4)	(1.5)
Performance fee	(12.8)	3.1	—
Unrealized loss on derivative instruments	3.9	—	—
Other non-cash items	1.2	(3.2)	—

Adjusted net operating income (ANOI)	$59.7	$13.3	$15.1

Brookfield Infrastructure Partners         5

Pro Forma Basis

As our electricity transmission and timber operations were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives. Accordingly, we also review our performance on a pro forma basis. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Unaudited Pro Forma Financial Statements”. The following table presents financial data for Brookfield Infrastructure on a pro forma basis as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006
Income Statement Key Metrics
Revenue	$32.9	$33.1	$30.7
Earnings (loss) from equity accounted investments	25.9	(9.5)	9.7
Dividend income	14.3	16.0	11.2
Interest expense	(12.9)	(12.5)	(11.3)
Net income	27.9	6.1	13.2

The following is non-GAAP financial information for Brookfield Infrastructure for the periods indicated:

	As of the Year Ended
MILLIONS, UNAUDITED	2008	2007	2006
Adjusted net operating income(1)	$63.3	$52.2	$51.9

(1)	Adjusted net operating income is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, net of minority interest related to those items, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation—Non-GAAP Financial Measures” for a discussion of adjusted net operating income and its limitations as a measure of our operating performance. The following table presents a reconciliation of adjusted net operating income to net income:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007	2006
Net income	$27.9	$6.1	$13.2
Add back or deduct the following:
Depreciation, depletion and amortization	55.6	47.7	28.7
Deferred taxes	(15.6)	(20.9)	(3.6)
Performance fee	(12.8)	3.1	15.0
Unrealized (gains) losses on derivative instruments	6.9	15.3	(1.4)
Other non-cash items	1.3	0.9	—

Adjusted net operating income (ANOI)	$63.3	$52.2	$51.9

3.B	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

6        Brookfield Infrastructure Partners

3.D	RISK FACTORS

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

Brookfield Infrastructure Partners         7

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

On a proportionate basis, the debt balance of all of our current operations was approximately $1,190 million as of December 31, 2008, with an annual debt service obligation of approximately $53 million. We may also incur indebtedness under one or more credit facilities, in addition to any asset-level indebtedness. On June 13, 2008, we entered into a $450 million senior secured credit facility which is available to fund acquisitions. For example, we may incur indebtedness under this credit facility in order to acquire an additional indirect interest in Longview in the event that Brookfield contributes its remaining interest in Longview to a timberlands focused partnership with institutional investors. We have made a commitment of up to $600 million to Brookfield to make such a purchase, subject to conditions, including a financing condition, described under Item 7.B “Related Party Transactions—Longview Purchase Agreement.” Although we intend to complete any acquisition, including this indirect acquisition of Longview, with an appropriate mix of debt and equity financing for our capital structure, we may finance all or a portion of this or any other acquisition and other investments with debt.

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

8        Brookfield Infrastructure Partners

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

Although our partnership is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities and Exchange Commission, or the SEC, are filed in Canada and sent to our partnership’s security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

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

Brookfield Infrastructure Partners         9

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

The recent unprecedented events in global financial markets have had a profound impact on the global economy and could have a material adverse effect on our business.

Many industries, including the industries in which we operate, are impacted by the recent unprecedented events in the global financial markets. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and high volatility in global equity, commodity and foreign exchange markets, and a general lack of market liquidity. A continued deterioration in the financial markets or other key measures of the global economy, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. Specifically, the current global credit/liquidity crisis could materially impact the cost and availability of our financing and our overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact our revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact our production costs; and the devaluation and volatility of global stock markets could materially impact the valuation of our units. Any one of these factors could have a material adverse effect on our condition and results of operations.

Recent market events and conditions and the deterioration of general economic indicators have led to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. If this continues, our operations could be adversely impacted and the trading price of our units may be adversely affected.

Beginning in 2007, the U.S. credit markets began to experience and continue to experience serious disruption due in large part to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have further deteriorated, resulting in declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These unprecedented disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations. Our access to additional capital may not be available on terms acceptable to us or at all. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. In addition, recent market events and conditions have significantly raised the risk of counterparty default. We are subject to counterparty risk and may be impacted in the event that a counterparty becomes insolvent. These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our units may be adversely affected.

10        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         11

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

We operate in a highly competitive market for acquisition opportunities.

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

12        Brookfield Infrastructure Partners

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we will do so in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industrywide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

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

Brookfield Infrastructure Partners         13

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

Some of our electricity transmission operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Our electricity transmission operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, we have a single customer which represented approximately 71% of revenues of our Chilean transmission operations in 2008. As this accounts for a majority of its cash flow, our Chilean transmission operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer.

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

The vast majority of the products from our timber operations are sensitive to macro-economic conditions in North America and Japan and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to our timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at

14        Brookfield Infrastructure Partners

one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations’ sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. Further, we may reduce near term harvest levels to preserve our inventory for periods of higher pricing, which would negatively impact the near term results and cashflow of our timber operations.

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

Brookfield Infrastructure Partners         15

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

Risks Relating to Our Public Private Partnership (or PPP) and Social Infrastructure Operations

We may be required to retain risks inherent in a PPP project and may be exposed to risks of default by our sub-contractors.

As described in further detail under Item 4.B “Business Overview—Current Operations—Social Infrastructure-Overview”, contractual arrangements entered into by PPP project companies are generally structured to minimize the retention by the project company of risks inherent in the project by, among other things, passing these risks on under relevant sub-contracting arrangements. If the project company is required to replace a sub-contractor due to, for example, non-performance or other default, the project company will often bear the risk of any deductions that may accrue as a result of replacement and will bear the risk of any increased costs resulting from the replacement. Non-performance may also trigger a right for our public sector client to require us to replace a sub-contractor. In addition, the project company may be forced to retain certain residual risks where they are not assumed by the public sector client and cannot be passed on to sub-contractors.

Government policy towards our social infrastructure operations may change.

The policies of the relevant government entities in Australia and the UK, and other jurisdictions in which we may develop or acquire such assets, toward social infrastructure may change, which may cause a decrease in the use of PPP initiatives in those jurisdictions. If there is such a change in policy, the relevant government entity may seek to terminate the social infrastructure operation pursuant to the relevant project agreement. While termination should lead to compensation being paid to us, the compensation may not be sufficient to ensure that anticipated returns from the social infrastructure operation are realized.

Political attitudes towards PPP funding models of social infrastructure may change.

PPP funding of social infrastructure development has grown markedly in recent years worldwide, mainly in Europe, Australia and Canada. However, the PPP funding model is opposed by some political groups. If the PPP model of social infrastructure development were to decline worldwide due to increased political opposition, this would negatively affect our opportunities for growth in this area.

We may experience operating cost overruns in relation to a project.

In pricing our PPP projects, we will make allowances for certain direct operating costs of the project company, including operating insurances, management, accounting, and other professional services during the term. Any inadequacy in such projections will likely negatively impact upon our financial results.

We may experience higher than expected costs associated with Lifecycle Replacement or latent defects

Our project companies typically retain the obligation to undertake replacement and refurbishment of projects (frequently referred to as “Lifecycle Replacement”) during the term as may be necessary to ensure the performance of the facilities to the contracted standards. Performance deductions resulting from a failure to undertake necessary Lifecycle Replacement are generally not eligible to be passed on to sub-contractors. In addition, project companies often bear the risk of latent defects after a specified number of years, prior to which this risk is borne by the construction contractor. Unanticipated costs of Lifecycle Replacement or the presence of latent defects could have a material adverse effect on our financial condition and financial results.

16        Brookfield Infrastructure Partners

Our PPP project activities may include significant development activities, which may expose us to various risks associated with construction.

Our PPP project activities may include significant development activities. If such development activities enter the construction phase, we are likely to retain some risk that the project will not be completed within budget, within the agreed time frame and to the agreed specifications. During the construction phase, the major risks include a delay in the projected completion of the project and a resultant delay in the commencement of cash flows, an increase in the capital needed to complete construction and the insolvency of the head contractor, a major subcontractor and/or key equipment supplier. Although frequently the main risks of any delay in completion of the construction or any “overrun” in the costs of construction will typically have been passed on by us contractually to a sub-contractor, there is some risk that the anticipated returns of the relevant project may be adversely affected as a result. Unexpected increases in costs may also result in increased debt service costs and in funds being insufficient to complete construction. In addition, due to any of the aforementioned delays or cost overruns, regulatory changes or other external influences, we may decide to abandon construction or development of any given project resulting in a write-off of any cost recovery we may have received for costs to the point of abandonment. This would negatively impact our income and cash flow.

Changes in law requiring capital expenditures could have a material adverse effect on our operations.

Changes in law relating to the construction phase or the general performance of the services, in connection with a PPP project, are typically passed directly to the relevant sub-contractors. Where changes in law result in a requirement to make capital expenditures, however, our project company often shares this risk with the public sector client on a graduated scale, which could have a material adverse effect on our financial condition and financial results.

Our public sector clients may default on their obligations under the relevant contractual arrangements.

The concessions granted in our social infrastructure operations are granted by a variety of public sector clients, including central/state governments and statutory corporations. Although the creditworthiness and ability of each such body to enter into a project agreement (along with any related guarantees from higher government entities) has been considered on a case-by-case basis with the benefit of advice, the possibility of a default remains.

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

Brookfield Infrastructure Partners         17

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

In making these determinations, Brookfield may be influenced by factors that result in a mis-alignment or conflict of interest. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

18        Brookfield Infrastructure Partners

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

Brookfield holds approximately 40% of the issued and outstanding interests in Brookfield Infrastructure through a 1% general partnership interest and a 39% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning 39% of our issued and outstanding units. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Brookfield also acquired 0.2% of our units in connection with the satisfaction of Canadian federal and U.S. “backup” withholding tax requirements upon the spin-off. Brookfield may also acquire additional units of Brookfield Infrastructure pursuant to an equity commitment provided by Brookfield. See Item 7.B “Related Party Transactions—Equity Commitment and Other Financing.” Infrastructure GP LP may also reinvest incentive distributions in exchange for units of Brookfield Infrastructure. See Item 7.B “Related Party Transactions—Incentive Distributions.” In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan, with the result that Brookfield will receive additional units of Brookfield Infrastructure. Additional units of Brookfield Infrastructure acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and Brookfield Infrastructure above 50%.

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

Brookfield Infrastructure Partners         19

unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.” It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

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

The Master Services Agreement provides that the Service Recipients may terminate the agreement only if the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager’s performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and the licensing agreement. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreement.”

20        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         21

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

We are subject to local taxes in each of the relevant territories and jurisdictions (such as Canada, the United States, the United Kingdom, Australia, Brazil and Chile) in which we have operations, including taxes on our income, profits or gains and withholding taxes. As a result, our partnership’s cash available for distribution is reduced by such taxes and the post-tax return to investors is similarly reduced by such taxes. We intend that future acquisitions be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences for us as a result of making such acquisitions.

Each of our unitholders will be required to include in their income its allocable share of our partnership’s items of income, gain, loss, deduction and credit (including, so long as it is treated as a partnership for tax purposes, our partnership’s allocable share of those items of Brookfield Infrastructure) for each of our taxable years ending with or within such unitholder’s taxable year. See Item 10.E “Taxation.” With respect to each of our unitholders, the cash distributed to a unitholder may not be sufficient to fund the payment of the full amount of such unitholder’s tax liability in respect of its investment in our partnership because such unitholder’s tax liability is dependent on their particular tax situation and we will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner’s board of directors and we cannot assure our unitholders that our partnership will in fact make cash distributions as intended. See Item 8.A “Consolidated Statements and Other Financial Information.” Even if our partnership is unable to distribute cash in an amount that is sufficient to fund our unitholders tax liabilities, each of our unitholders will still be required to pay income taxes on their share of our partnership’s taxable income.

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

22        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         23

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

A non-U.S. person who holds more than 5% of our units very likely will be subject to special rules under the Foreign Investment Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. person holds more than 5% of our units, special attribution rules apply. The application of the FIRPTA rules to a non-U.S. person who holds (or is deemed to hold) more than 5% of our units could have a material adverse effect on such non-U.S. person. Accordingly, our partnership does not believe that it is generally advisable for a non-U.S. person to own more than 5% of our units. If any of our unitholders is a non-U.S. person and owns or anticipates owning more than 5% of our units, such person should consult their tax advisors. See Item 10.E “Taxation—United States Tax Considerations—Consequences to Non-U.S. Holders of Our Units.”

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

We may become subject to U.S. “backup” withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) if our U.S. and non-U.S. unitholders fails to timely provide our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state and local taxing authorities. See Item 10.E “Taxation—United States Tax Considerations—Administrative Matters—Backup and Other Administrative Withholding Issues.” Accordingly, it is important that each of our unitholders timely provides our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any unitholder fails to timely provide the applicable forms (or such form is not properly completed), or should the IRS or other applicable state and local taxing authorities not accept our withholding methodology, our partnership may treat such U.S. “backup” withholding taxes or other U.S. withholding taxes as an expense, which will be borne by all unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

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

24        Brookfield Infrastructure Partners

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

For so long as our partnership is treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is a U.S. person (or otherwise taxable in the United States) generally will be taxed on their share of our partnership’s net taxable income. However, U.S. federal income tax law may limit the deductibility of such a unitholder’s share of our partnership’s interest expense. In addition, deductions for such a unitholder’s share of our partnership’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such unitholders may be taxed on amounts in excess of such unitholder’s share of the net income of our partnership. This could adversely impact the value of our units if our partnership was to incur (either directly or indirectly) a significant amount of indebtedness. See Item 10.E “Taxation—United States Tax Considerations—Consequences to U.S. Holders—Holding of Our Units.”

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

With the exception of our social infrastructure operations, based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, we do not believe that any

Brookfield Infrastructure Partners         25

operating entities are or are likely to become a “passive foreign investment company” for U.S. federal income tax purposes. However, we may in the future acquire certain investments or operating entities through one or more Holding Entities which may be treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be or become treated as passive foreign investment companies. U.S. unitholders face unique U.S. tax issues from indirectly owing interests in a passive foreign investment company that may result in adverse U.S. tax consequences to them. See Item 10.E “Taxation—United States Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies.”

Tax gain or loss on disposition of our units could be more or less than expected.

If our unitholders sell their units and are taxable in the United States, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those units. Prior distributions to our unitholders in excess of the total net taxable income allocated to them, which decreased the tax basis in their units, will in effect become taxable income to them for U.S. federal income tax purposes if the units are sold at a price greater than their tax basis in those units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to out unitholders.

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

26        Brookfield Infrastructure Partners

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

It may require longer than 90 days after the end of our partnership’s fiscal year to obtain the requisite information from all lower-tier entities so that Schedule K-1s may be prepared for our partnership. For this reason, our unitholders who are U.S. taxpayers should anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See Item 10.E “Taxation—United States Tax Considerations—Administrative Matters—Information Returns.”

The sale or exchange of 50% or more of our units will result in the termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for U.S. federal income tax purposes for all our unitholders and could result in possible acceleration of income to certain of our unitholders and certain other consequences that may adversely affect the value of our units. See Item 10.E “Taxation—United States Tax Considerations—Administrative Matters—Constructive Termination.”

Canada

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

Brookfield Infrastructure Partners         27

source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from our unitholders’ units in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and Brookfield Infrastructure will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders or that it may not differ significantly from the REOP Proposals described above and in Item 10.E “Taxation—Canadian Federal Income Tax Considerations.”

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

If any of the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests were not considered to be a controlled foreign affiliate of Brookfield Infrastructure or is a tracked interest, the interest in the non-Canadian subsidiary would be subject to the proposals regarding the taxation of investments in foreign investment entities, unless another exemption is available.

Each of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest is expected to be a controlled foreign affiliate and not a tracked interest of Brookfield Infrastructure. On that basis, Brookfield Infrastructure’s interest in such non-Canadian subsidiaries will be exempt from the legislative proposals regarding the taxation of investments in foreign investment entities or the FIE Proposals. However, if any of such non-Canadian subsidiaries becomes a tracked interest or ceases to be a controlled foreign affiliate of Brookfield Infrastructure or if interests in subsequently acquired non-Canadian subsidiaries are tracked interests or such subsequently acquired non-Canadian subsidiaries are not controlled foreign affiliates of Brookfield Infrastructure, Brookfield Infrastructure’s interest in such non-Canadian subsidiary would be subject to the FIE Proposals, unless another exemption from the FIE Proposals is available. If the FIE Proposals were to apply, the income tax consequences of an investment in our partnership could be materially different in certain respects from those described in Item 10.E “Taxation—Canadian Federal Income Tax Considerations,” and our unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

28        Brookfield Infrastructure Partners

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

If our partnership or Brookfield Infrastructure is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each of the taxation years in which they were a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our partnership from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention. However, for 2009 and subsequent years non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our Partnership or Brookfield Infrastructure if the deposition is an “excluded disposition” (as discussed below).

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or Brookfield Infrastructure on dispositions of “taxable Canadian property”.

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or Brookfield Infrastructure on the disposition of “taxable Canadian property” as defined in the Tax Act (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange, and listed shares where the number of shares owned exceeds prescribed amounts) other than “treaty protected property” as defined in the Tax Act. Property of our partnership and Brookfield Infrastructure generally will be treaty-protected property to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to realize capital gains or losses from dispositions of taxable Canadian property. However, no assurance can be given in this regard. For 2009 and subsequent years non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure if the disposition is an “excluded disposition” for the purposes of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partner in respect of the disposition but is not because of a tax treaty. In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which CRA holds adequate security);

Brookfield Infrastructure Partners         29

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

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the units are taxable Canadian property, unless the units are treaty-protected property to such non-Canadian limited partner. In general, our units will be taxable Canadian property at the time of disposition or deemed disposition if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Since our partnership’s assets will consist principally of units of Brookfield Infrastructure, our units would generally be taxable Canadian property if the units of Brookfield Infrastructure held by us were considered to be used or held by us in a business carried on in Canada or if applying the greater than 50% test to Brookfield Infrastructure, its units were taxable Canadian property at any time during the relevant 60-month period. Units of our partnership will be treaty protected property if the gain on the disposition of the units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner advises that our units are not expected to be taxable Canadian property but no assurance can be given in this regard. See Item 10.E “Taxation—Canadian Federal Income Tax Considerations—Taxation of Non-Canadian Limited Partners.” Prior to 2009, if our units constitute taxable Canadian property, non-Canadian limited partners will be required to file a Canadian federal income tax return for any taxation year in which the non-Canadian limited partner disposes of our units even if any gain arising therefrom is exempt from Canadian federal income tax under an applicable income tax treaty or convention. For 2009 and subsequent years, if our units constitute taxable Canadian property, non-Canadian limited partners will not be required to file a Canadian federal income tax return in respect of a disposition of our units if the disposition is an excluded disposition (as discussed above). If our units constitute taxable Canadian property, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units after 2008.

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

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including

30        Brookfield Infrastructure Partners

dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. If CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Pursuant to recent amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

While we expect the Holding Entities to look-through our partnership and Brookfield Infrastructure in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case, we will withhold Canadian federal withholding tax from all payments made to Brookfield Infrastructure that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E “Taxation—Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

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

Units of our partnership should be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds, registered education savings plans, registered disability savings plans, and commencing 2009, tax-free savings accounts,

Brookfield Infrastructure Partners         31

collectively registered plans, provided that our units are listed on a designated stock exchange (which would include the NYSE). In certain limited circumstances Units of our partnership might not be a qualified investment. Unitholders should consult their own tax advisors for advice with respect to whether our units would be a prohibited investment for their tax-free savings account. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers.

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

Under the SIFT Rules, our partnership and Brookfield Infrastructure could each be a SIFT Partnership if it is a “Canadian resident partnership”. However, Brookfield Infrastructure would not be a SIFT Partnership if our partnership is a SIFT Partnership, whether or not Brookfield Infrastructure is a Canadian resident partnership. Our partnership and Brookfield Infrastructure will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership and Brookfield Infrastructure at any relevant time. However, no assurance can be given in this regard. If our partnership or Brookfield Infrastructure are SIFT Partnerships under the SIFT Rules, the Canadian income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E “Taxation—Canadian Federal Income Tax Considerations.” In addition, even if the SIFT Rules do not apply to our partnership or to Brookfield Infrastructure at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

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

Our partnership and its related entities were established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield was a promoter of the

32        Brookfield Infrastructure Partners

spinoff within the meaning of applicable Canadian securities legislation for its role in founding and organizing our partnership. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of electricity transmission systems, timberlands and social infrastructure projects, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value. Our Manager is an affiliate of Brookfield. Our sole material asset is a 60% limited partnership interest in Brookfield Infrastructure, a limited partnership through which we indirectly hold all of our current operations. Brookfield holds the remaining 40% interest in Brookfield Infrastructure through a 1% general partnership interest and a 39% limited partnership interest. Brookfield’s 1% general partnership interest in Brookfield Infrastructure also entitles it to receive incentive distributions from Brookfield Infrastructure. The economic interests in Brookfield Infrastructure noted above do not reflect the exercise of the equity commitment referred to in this Form 20-F or interests to be acquired under Brookfield Infrastructure’s distribution reinvestment plan.

All of the interests in our partnership, from its formation until the completion of the spin-off on January 31, 2008, were held by Brookfield and its subsidiaries. Prior to the spin-off, Brookfield effected a reorganization so that our electricity transmission and timber operations were held by the Holding Entities, the common shares of which are wholly-owned by Brookfield Infrastructure. Prior to the spin-off, Brookfield held an approximate 60% limited partnership interest in Brookfield Infrastructure and one or more wholly-owned subsidiaries of Brookfield held the remaining 40% interest in Brookfield Infrastructure through a 1% general partnership interest and an approximate 39% limited partnership interest. In order to complete the spin-off, Brookfield transferred the approximate 60% limited partnership interest in Brookfield Infrastructure that it held to our partnership in consideration for our units. These units were then distributed by Brookfield on January 31, 2008 to holders of record of its Class A limited voting shares and Class B limited voting shares as a special dividend. The remaining limited partnership interest in Brookfield Infrastructure held by one or more wholly-owned subsidiaries of Brookfield is subject to the Redemption-Exchange Mechanism.

Brookfield had acquired the following interests in our electricity transmission and timber operations prior to the spin-off: (i) a 50% interest in Island Timberlands, our Canadian timber operations, in May 2005; (ii) a 27.8% interest in Transelec, our Chilean transmission operations, in June 2006; (iii) 7%-18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; (iv) a 100% interest in Great Lakes Power Transmission L.P., our Ontario transmission operations, in 1982; and (v) a 100% interest in Longview, our U.S. timber operations, on April 20, 2007. Upon completion of the spin-off and certain follow-on transactions, Brookfield transferred to us certain interests in these assets. Brookfield retained an interest in each of Transelec, Island Timberlands and Longview, and therefore the infrastructure division’s ownership interests in these operations is different than the current ownership interests of Brookfield Infrastructure. Brookfield acquired its interests in our social infrastructure operations through its acquisition of Brookfield Multiplex (formerly Multiplex Limited) in October 2007.

Our current operations include interests in electricity transmission assets held directly and through consortiums in Chile, Brazil and Canada, comprised of:

•

a 17.8% interest in Transelec which owns approximately 8,200 kilometers, or km, of transmission lines in Chile that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 45% and 95% of the 200kV and 154 kV lines in Chile, respectively;

•

ownership of 7% to 18% interests in a group of five related transmission investments comprising over 2,100 km of transmission lines in Brazil, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005; and

•	a 100% interest in Great Lakes Power Transmission L.P. which owns approximately 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s

Brookfield Infrastructure Partners         33

transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario. Our Ontario operations were transferred by Brookfield to us on March 12, 2008 following receipt of required regulatory approvals.

On September 23, 2008, we exercised our option to sell our interests in TBE to a Brazilian state-owned utility. See Item 4.B “Business Overview—Current Operations—Electricity Transmission” for further detail.

Our current operations also include interests in timberlands held in partnership with Brookfield and other consortium members in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States, comprised of:

•

a 37.5% interest in Island Timberlands which owns approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million cubic meters, or m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3, and approximately 33,163 acres of higher and better use properties, or HBU lands, which are properties that we believe will have greater value if used for a purpose other than as timberlands, such as real estate development or conservation; and

•

a 30% interest in Longview (7% of which is held through the Brookfield Global Timber Fund) which owns approximately 655,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 42.1 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.6 million m3.

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

Our social infrastructure operations were acquired from an affiliate of Brookfield following the spin-off on the dates indicated below. These assets are comprised of the following PPP interests:

•

a 50% interest in Long Bay Forensic and Prison Hospitals located in Sydney, Australia comprised of a 135-bed forensic hospital, 85-bed prison hospital and administration building, acquired on December 5, 2008;

•

a 30% interest in Peterborough Hospital located in Peterborough, United Kingdom comprised of a 612-bed acute hospital, 102- bed mental health unit and an integrated care center, acquired on December 5, 2008; and

•

a 50% interest in Royal Melbourne Showgrounds located in Melbourne, Australia consisting of a special purpose exhibition facility on a 19 ha site comprising office complexes, open air arenas and large scale tension structures, acquired on February 3, 2009.

About Brookfield

Brookfield is a global asset management company focused on property, power and other infrastructure assets with approximately $80 billion of assets under management and more than 400 investment professionals and 14,000 operating employees around the world. Brookfield’s strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns.

34        Brookfield Infrastructure Partners

4.B BUSINESS OVERVIEW

Our Partnership

Our partnership and its related entities were established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of electricity transmission systems, timberlands and social infrastructure, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations oriented approach to create value. Our Manager is an affiliate of Brookfield. Our sole material asset is a 60% limited partnership interest in Brookfield Infrastructure, a limited partnership through which we indirectly hold all of our current operations.

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

Our current electricity transmission assets are held directly and through consortiums in Chile, Brazil and Canada.

Location	Description	Our Interest
Chile	approximately 8,200 km of transmission lines that serve 98% of the population of the country which include 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, and approximately 45% and 95% of the 200 kV and
	154 kV lines in Chile, respectively	17.8%(1)

Brazil	over 2,100 km of transmission lines, with one transmission line located in the south and the remaining four lines located in the northeast. Four of the lines are rated 500 kV or higher and one line is rated at 230 kV. The transmission lines began service between 2002 and 2005	7% to 18%(2)

Canada	approximately 550 km of 44 kV to 230 kV transmission lines that comprise an important component of Ontario’s transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario	100%(3)

(1)	Percentage includes the increase in ownership resulting from the April 4, 2008 purchase price adjustment which was made upon finalization of the previous transmission industry rate proceeding.
(2)	Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners, with ownership in each asset ranging from 7% to 18%. On September 23, 2008, we exercised our option to sell our interests in TBE to a Brazilian state-owned utility. See below for further detail.
(3)	Our Ontario transmission operations were transferred by Brookfield to us on March 12, 2008 following receipt of required regulatory approvals.

Brookfield Infrastructure Partners         35

Our Chilean operations were acquired by Brookfield on June 30, 2006 from Hydro Quebec International Inc. and International Finance Corporation by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the previous transmission industry rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in Transelec increased from 10.7% to 17.8%.

Brookfield acquired our Brazilian transmission investments in July 2006. These investments were transferred to us in November 2007. Our Brazilian transmission investments are comprised of interests in a group of five related transmission operations owned with four other industry partners with ownership ranging from 7% to 18%. On September 23, 2008, we exercised our option to sell our interests in TBE to a Brazilian state-owned utility. Closing of the transaction is expected in the second quarter of 2009, subject to the receipt of regulatory and other approvals. After-tax proceeds from the sale are expected to be approximately $274 million, of which $68 million has already been received from realized hedge gains.

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

Approximately 60% of our revenues in Chile are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework; however, we believe these contracts have greater certainty than our regulated revenues since all of the material drivers such as the regulated asset base and the indexation formula are stipulated in the contracts rather than periodically determined. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority of this contracted revenue will convert to the regulatory framework; the balance remaining contractual. We believe that the risks of default or non-renewal on similar terms for these contracts is relatively low because transmission is an essential operating expense that must be paid by generators in order for them to sell the power output of their generating assets. In particular, our largest single customer’s power generation portfolio is comprised principally of hydroelectric facilities, which we believe have a minimal risk of shut down for economic reasons.

36        Brookfield Infrastructure Partners

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

Our Brazilian transmission investments are subject to put/call agreements with third parties whereby we have the right to sell and the third parties have the right to buy our investments at a price that will yield a real, compounded annual return equal to 14.8% paid in Brazilian reis, including all distributions received to that date. On September 23, 2008, we exercised our option to sell our interests in TBE to a Brazilian state-owned utility. After-tax proceeds from the sale are expected to be approximately $274 million, of which $68 million has already been received from realized hedge gains. Closing is expected in the second quarter of 2009, subject to the receipt of regulatory and other approvals.

Although it is a high quality transmission asset, Brookfield Infrastructure’s investment in TBE is passive.

In Ontario, transmission revenues are based on periodic rate cases in which the OEB determines allowed revenue that provides for recovery of our operating and financing costs plus an after-tax return on equity.

Currently, we are allowed to earn an 8.61% return on the equity, which is deemed to be 45% of our rate base. In Ontario, regulated rate base is equal to the historic cost of the system assets plus any capital expenditures less depreciation and other deductibles. The regulatory framework in Ontario does not provide for any inflationary adjustments. Once our revenue requirement has been determined, the OEB establishes tariffs. All transmission tariffs are combined into one pool and allocated to system users throughout the province. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads which are measured by the Independent Electricity System Operator. We expect our next rate review will occur in 2009 for implementation in 2010.

Brookfield Infrastructure Partners         37

The principal means to grow our Ontario operations is to invest capital in excess of depreciation. Brookfield recently completed the construction of an $80 million upgrade to the system in Northern Ontario which increased adjusted net operating income. In the near term, we expect that our capital expenditures will exceed depreciation by approximately $15 million. Over the longer term, there are a number of potential electricity transmission projects in Ontario under development. If any of these projects come to fruition, we expect that we will have an opportunity to further grow our regulated rate base and corresponding earnings.

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

38        Brookfield Infrastructure Partners

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

Location	Description	Our Ownership Percentage
Coastal British Columbia, Canada	approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million m3, primarily comprised of high value Douglas-fir, Hemlock and Cedar with a long-run sustainable yield of 1.8 million m3 and approximately 33,163 acres of HBU lands	37.5%

Oregon and Washington, United States	approximately 655,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 37.5 million m3, primarily comprised of high value Douglas-fir and Hemlock with a long-run sustainable yield of 2.6 million m3	30%

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

Our Canadian operations were acquired by Brookfield on May 30, 2005. Of our U.S. operations, 588,000 acres were acquired by Brookfield on April 20, 2007, and an additional 67,661 acres were acquired in November 2008.

These timberlands have a combined merchantable inventory of over 95 million m3 with 55% of this inventory in Douglas-fir, 31% in Whitewoods and the remainder composed of Cedar, Alder, Cypress and other species. These timberlands are heavily weighted to merchantable timber which offers strong, high value near term harvest opportunities.

Brookfield Infrastructure Partners         39

Merchantable volume by species and age class—Canada (000s m3)

Merchantable volume by species and age class—United States (000s mmbf)

40        Brookfield Infrastructure Partners

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

Some of our timber operations, particularly those located in Canada, are located in regions where the land may be better served as a residential or commercial development. We estimate that approximately 33,163 acres of our lands are HBU lands that, as market conditions develop, could be opportunistically developed and sold for greater value if used for a purpose other than timberlands, such as real estate development or conservation, without materially impacting our sustainable harvest levels.

Key Highlights of our Timber Operations

We believe that our timber operations have a number of favorable characteristics that position us well for strong and growing cash flows as follows:

•

Scarce, high value, premium asset. Our timberlands are primarily comprised of softwood such as Douglas-fir and Hemlock that is generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Our timberlands include significant volumes of finegrained Douglas-fir, which is considered a premium product and is in strong demand in the Asian export markets because of its aesthetic appeal and structural properties.

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

•

Diversified product mix in highly productive climate. Our timberlands are diversified by species mix, age distribution, geographic location and customer type. As a result, we are well-positioned to serve the Canadian, U.S. and Asian timber markets. Species and age diversification allows us to offer over 200 different log sort grades, enabling us to meet the needs of a large customer base. Also, due to the climate of our coastal location, we have among the most productive timberlands in North America with an overall average annual growth rate on unmanaged natural stands of 3.68 m3 per acre, more than three times the average annual growth rate of timberlands located in the northeastern part of North America.

•

High margin business with sustainable cash flows. Our timber operations generate strong profit margins due to our low fixed cost structure and strategic harvesting decisions designed to enhance margins. In addition, our timberlands require minimal amounts of maintenance capital. This low capital intensity, together with high operating margins, allows our timberlands to produce sustainable cash flows that generally will capture inflationary price increases.

Brookfield Infrastructure Partners         41

However, despite these characteristics which we believe will position us well in the medium to long-term, we expect that the continued softness in the U.S. housing market, exacerbated by the extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce lumber for the housing market, putting downward pressure on log prices.

Social Infrastructure

Overview

Social infrastructure includes assets such as hospitals, convention centers, court houses, schools and police stations. The Public Private Partnership or PPP model (also referred to as the Private Finance Initiative or PFI model) has been developed by governments to facilitate private sector participation in the development, operation and financing of such infrastructure assets. Under a typical social infrastructure PPP, a government entity grants a long-term concession to a private sector participant, often referred to as the “concessionaire”, who designs, constructs and operates an asset for the duration of the concession contract. Typically the concession contracts are structured such that the concessionaire does not take any volume or patronage risk. There may, however, be reductions in the amount payable to the concessionaire to the extent it does not meet the performance or availability requirements specified in the contract. The concessionaire will often hedge this risk by entering into long term service contracts with subcontractors who commit to similar performance or availability standards and agree to pay damages to the concessionaire in the event that such standards are not achieved.

The PPP market continues to grow rapidly as governments continue to recognize the benefits of delivering social infrastructure services in conjunction with the private sector. According to industry sources, from 1994 to 2005, the private sector has invested approximately $260 billion in infrastructure based PPPs globally, primarily in Europe, Australia and Canada. Industry sources also estimate that in 2007, $70 billion was invested in infrastructure assets by the private sector worldwide through the PPP model, an increase of approximately 40% on the previous year. We believe that this market will grow substantially as governments worldwide continue to adopt this model as a means of funding critical social infrastructure projects in an era of substantial governmental budgetary constraints.

Our current social infrastructure operations are based on the PPP model and were originally developed and held by Brookfield Multiplex (formerly Multiplex Limited), which Brookfield acquired in late 2007. We believe that we will benefit from Brookfield’s experience in designing, building and maintaining social infrastructure assets developed under the PPP model. This experience was initially gained through the design and construction of such projects, followed by expansion into facilities management roles and, more recently, in the capacity of an equity investor. Our social infrastructure operations consist of interests in the following concessions: (i) a 30% interest in Peterborough Hospital located in the United Kingdom and acquired from Brookfield Multiplex on December 5, 2008, (ii) a 50% interest in Long Bay Forensic and Prison Hospitals, located in Australia and acquired from Brookfield Multiplex on December 5, 2008; and, (iii) a 50% interest in Royal Melbourne Showgrounds located in Australia and acquired from Brookfield Multiplex on February 3, 2009, for aggregate consideration of approximately $15.3 million.

Asset	Location	Description	Our Ownership Percentage	Concession Details
Peterborough Hospital	Peterborough, United Kingdom	A 612-bed acute hospital, 102-bed mental health unit and an integrated care centre	30%	34 year concession with 3 UK National Health Trusts

Long Bay Forensic and Prison Hospitals	Sydney, Australia	A 135-bed forensic hospital, 85-bed prison hospital and administration building	50%	26 year concession with State Government of New South Wales

Royal Melbourne Showgrounds	Melbourne, Australia	A special purpose exhibition facility on a 19ha site comprising office complexes, open air arenas and large scale tension structures	50%	23 year concession with State Government of Victoria

42        Brookfield Infrastructure Partners

As described in greater detail above, our social infrastructure operations consist of assets that were constructed by Brookfield Multiplex, a wholly-owned subsidiary of Brookfield. As shown in the table below, facilities management obligations have been sub-contracted to Brookfield Multiplex Services Pty Limited, Brookfield Europe Services Limited, both wholly-owned subsidiaries of Brookfield, and Honeywell Limited. The facilities managers are responsible for meeting the performance and availability requirements and bear the associated operational risk. In the case of Long Bay and Showgrounds, the facilities manager subcontractors are also responsible for maintaining the physical condition of the asset through ongoing capital expenditure programs.

	Royal Melbourne Showgrounds	Long Bay Forensic and Prison Hospitals	Peterborough Hospital
Design and Construct subcontractor:	Brookfield Multiplex Constructions Pty Limited	Brookfield Multiplex Constructions Pty Limited	Brookfield Europe Constructions Limited

Facilities Manager subcontractor:	Brookfield Multiplex Services Pty Limited	Honeywell Limited	Brookfield Europe Services Limited

Revenue Framework

Revenue for our current social infrastructure operations is received through an availability-based payment arrangement set out in the relevant contract. Once a project is operational, we are required to operate and maintain the project to documented performance and availability standards. The applicable government body makes service payments which are dependent on us providing for the availability of the facilities and meeting the standard of service obligations under the contract. We take no patronage risk under the contract structure. We in turn make payments to the facilities manager subcontractor subject to any abatement it may suffer in the event that the performance standards are not met. This structure is designed to substantially shelter us as the project company from operational risk.

Key Highlights of our Social Infrastructure Operations

We believe our social infrastructure operations have a number of attractive attributes, including:

•

Secure and stable revenues. Due to the long-term contractual arrangements with local governments our social infrastructure operations have very secure and stable revenues. The contracts range between 23 years and 34 years. Revenues are availability based with no volume or patronage risk.

•

Strong free cash flow. Since all major operational and maintenance risks are typically passed on to subcontractors through long term service contracts, our social infrastructure operations’ cash flow is stable and predictable for the duration of the concession contract We believe that our PPP contracts are backed by strong counterparties and in most cases come with additional security such as letters of credit or corporate guarantees.

•	Growth opportunities. PPP investments remain a growth market with billions of dollars in projects expected to be tendered globally in 2009, according to industry sources.

While our current social infrastructure operations are small relative to our electricity transmission and timber operations, we believe that we can build this platform into a meaningful business unit. We believe we have a competitive advantage in the social infrastructure industry as a result of Brookfield’s track record of developing, constructing, managing and, most recently, investing in these types of facilities in Australia and the United Kingdom.

Our Growth Strategy

Our vision is to be a leading owner and operator of high quality infrastructure assets. We seek to grow by deploying our operations-oriented approach to enhance value and by leveraging our relationship with Brookfield to pursue acquisitions. To execute our strategy, we seek to:

•	incorporate our technical insight into the evaluation and execution of acquisitions;

Brookfield Infrastructure Partners         43

•	maintain a disciplined approach to acquisitions;

•	actively manage our assets to improve operating performance; and

•	employ a hands-on approach to key value drivers such as capital investments, development projects, follow-on acquisitions and financings.

We believe that our relationship with Brookfield provides us with competitive advantages in comparison with a stand-alone infrastructure company in the following respects:

•

Ability to leverage Brookfield’s transaction structuring expertise. With its extensive background in the real estate, power generation and other hard asset industries, Brookfield has in depth experience acquiring and financing different classes of hard assets.

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

Brookfield has agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B “Related Party Transactions—Relationship Agreement”.

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

Employees

Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are

44        Brookfield Infrastructure Partners

provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management”.

Intellectual Property

Our partnership, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions—Licensing Agreement”.

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

Brookfield Infrastructure Partners         45

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

(1)	Brookfield’s limited partnership interest in Brookfield Infrastructure is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield Asset Management eventually owning approximately 39% of our issued and outstanding units. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.”

46        Brookfield Infrastructure Partners

Our Partnership

Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007. Our partnership’s head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda, and our registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our partnership and its related entities were established by Brookfield as its primary vehicle to own and operate certain infrastructure assets on a global basis.

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

Brookfield Infrastructure and Holding Entities

Our partnership indirectly holds its interests in operating entities through the Holding Entities. Brookfield Infrastructure owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Infrastructure GP LP and Infrastructure General Partner

The Infrastructure GP LP serves as the general partner of Brookfield Infrastructure and has sole authority for the management and control of Brookfield Infrastructure. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield Asset Management. Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interests of Brookfield Infrastructure. See Item 7.B “Related Party Transactions—Incentive Distributions.”

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risk Relating to Us and Our Partnership,” Item 3.D “Risk Factors—Risk Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management,” Item 7.B “Related Party Transactions,” Item 10.B “Memorandum and

Brookfield Infrastructure Partners         47

Articles of Association—Description of Our Units and Our Limited Partnership,” Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement” and Item  7.A “Major Shareholders.”

4.D PROPERTY, PLANTS AND EQUIPMENT

Our partnership’s principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Cannon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—Risks Relating to Our Electricity Transmission Operations—Our electricity transmission operations may require substantial capital expenditures in the future,” “—Our electricity transmission operations may engage in development projects which may expose us to various risks associated with construction,” “—Risks Relating to Our Timber Operations—A variety of factors may limit or prevent harvesting by our timber operations,” “—Risks Relating to Our Public Private Partnership (or PPP) and Social Infrastructure Operations—We may experience operating cost overruns in relation to a project,” “—We may experience higher than expected cost associated with Lifecycle Replacement or latent defects,” “—Our PPP project activities may include significant development activities, which may expose us to various risks associated with construction,” “—Changes in law requiring capital expenditures could have a material adverse effect on our operations,” and Item 5 “Operating and Financial Review and Prospects.”

ITEM 4E.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This management discussion and analysis (“MD&A”) should be read in conjunction with the remainder of the information contained in this Form 20-F. Additional information, is available on the Partnership’s web site at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s web site at www.edgar.com.

Business Overview

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

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

48        Brookfield Infrastructure Partners

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

Basis of Presentation

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

Upon formation of Brookfield Infrastructure on November 27, 2007, Brookfield Infrastructure’s ownership interests in its underlying operations were as follows: 10.7% of Transelec Chile S.A. (“Transelec” or our “Chilean transmission operations”), 37.5% of Island Timberlands Limited Partnership (“Island Timberlands” or our “Canadian timber operations”), 30% of Longview Timber Holdings Corp. (“Longview” or our “U.S. timber operations”) and 7-18% of Transmissoras Brasileiras de Energia (“TBE”).

On March 12, 2008, Brookfield Infrastructure acquired 100% of the transmission division of Great Lakes Power Limited (our “Ontario transmission operations”) from Brookfield. Since our Ontario transmission operations remained under common control by Brookfield following the transfer to Brookfield Infrastructure, its results of operations are included in our historical results from January 1, 2006.

On April 4, 2008, Brookfield Infrastructure acquired an additional 7.1% interest in Transelec, bringing its ownership interest to 17.8%.

On November 4, 2008, Longview Timber Holdings Corp. (“Longview”), in which Brookfield Infrastructure holds a 30% interest, completed the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million. Concurrently, Longview repaid its outstanding bridge loan whose principal amount was approximately $250 million. In order to fund these amounts, Longview issued $70 million of long-term debt and financed the balance with new equity. Brookfield Infrastructure invested approximately $103 million directly and indirectly (through the Brookfield Global Timber Fund) into Longview in order to maintain its interest at the 30% level.

On December 5, 2008, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in two social infrastructure Public Private Partnerships (“PPP”)—the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia for a total investment of approximately $12.3 million. On February 3, 2009, subsequent to year end, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in an additional PPP Project—the Royal Melbourne Showgrounds in Australia—for an investment of approximately $3.0 million.

The unaudited results that are presented in this MD&A reflect the financial position and results of our current operations for the year ended December 31, 2008.

We will also present our results on a pro forma basis to reflect the following transactions as if they occurred on January 1, 2006:

•	Brookfield Infrastructure’s increased investment in Transelec, which increased our ownership to approximately 17.8%;

Brookfield Infrastructure Partners         49

•	The seeding of the assets into Brookfield Infrastructure on November 27, 2007; and

•

The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the master services agreement with Brookfield (the “Master Services Agreement”), and any related corporate general and administrative expenses as well as financing fees.

For each of its business segments, this MD&A discusses Brookfield Infrastructure’s proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are electricity transmission and timber. Each of these platforms have their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in this segmented financial information. All figures are provided in U.S. dollars, unless otherwise noted.

Performance Targets and Key Measures

Our objective is to earn a total return of 11% to 15% per annum from the infrastructure assets that we acquire, including our current operations, when measured over the long term. This return will be generated from our initial adjusted net operating income plus growth in adjusted net operating income and asset values. We endeavor to manage our operations to generate increasing adjusted net operating income per unit over a very long period of time. If we are successful in doing so, we will be able to increase distributions to unitholders. Furthermore, the increase in our adjusted net operating income should result in capital appreciation of our operations. Thus, our key performance measure is the growth of adjusted net operating income per unit. We also measure our cash return on equity, which demonstrates how effectively we deploy the capital which has been entrusted to us by our unitholders. However, we recognize that a certain amount of the capital appreciation of our operations may not be reflected in our financial results for many years, if ever, until a realization event, which typically takes the form of gains on a direct or indirect disposition of the assets.

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

Overview of Performance

In this section we review our performance and our financial position for the year ended December 31, 2008. As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives. Accordingly, we also review our performance on a pro forma basis. Further details on our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as adjusted net operating income or ANOI. We define adjusted net operating income as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in the reconciliation shown under the Reconciliation Of Non-GAAP Financial Measures section of this MD&A. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles (“GAAP”). Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See the Reconciliation Of Non-GAAP Financial Measures section for a more fulsome discussion including a reconciliation to the most directly comparable GAAP measure.

50        Brookfield Infrastructure Partners

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

	As at and for the Years Ended December 31
MILLIONS, UNAUDITED	2008		2007(1),(2)	2006(1)
Income Statement Key Metrics
Revenue	$32.9		$33.1	$30.7
Earnings (losses) from equity accounted investments	25.2		(7.8)	—
Dividend income	14.3		0.5	—
Interest expense	(12.9)		(6.9)	(5.8)
Net income	28.0		12.0	10.4
Adjusted net operating income (ANOI)	59.7	(2)	13.3	15.1

Balance Sheet Key Metrics
Total assets	$1,174.3		$1,157.9
Partnership capital(3)	899.9		984.5
Corporate borrowings	139.5		—
Non-recourse borrowings	97.6		115.0

(1)	Brookfield Infrastructure was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity. In addition, results for 2007 and 2006 reflect the historical results of our Ontario transmission operations.
(2)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.
(3)	Includes redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism.

Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario transmission operations), equity accounting (Transelec, Island Timberlands, Longview, PPP) and cost accounting (TBE).

For the year ended December 31, 2008, we recorded net income of $28.0 million compared to $12.0 million for the same period of 2007. Brookfield Infrastructure was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity. In addition, since it remained under common control by Brookfield following its transfer to Brookfield Infrastructure, results reflect the historical results of our Ontario transmission operations for the full year in 2007 and 2006. Under GAAP, the historical results transfer to Brookfield Infrastructure as a result of this continuity of interest. In addition, 2008 results reflect Brookfield Infrastructure’s increased 17.8% ownership of Transelec beginning April 4, 2008.

As at December 31, 2008, Brookfield Infrastructure had $1,174.3 million in assets and $899.9 million in Partnership capital. Corporate borrowings were $139.5 million at year end. Brookfield Infrastructure’s credit facility was drawn in the fourth quarter of 2008 to fund the additional investment in Longview, the acquisition of the PPP assets and for general working capital purposes. The amount will be repaid with the proceeds from the previously announced TBE divestiture, expected to be received in the second quarter of 2009. Please refer to the Overview of Performance—Business Development—Electricity Transmission section of this MD&A for further information regarding the TBE divestiture. In addition, our consolidated balance sheet at December 31, 2008 reflects $97.6 million in non-recourse borrowings at our Ontario transmission operations.

Brookfield Infrastructure Partners         51

The following table presents both net income and adjusted net operating income by segment:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006(1)
Net income (loss) by segment
Electricity transmission	$39.9	$9.8	$10.4
Timber	6.7	(6.2)	—
Corporate	(18.6)	8.4	—

Net income	$28.0	$12.0	$10.4

Adjusted net operating income by segment
Electricity transmission	$64.0	$17.4	$15.1
Timber	12.8	(4.1)	—
Corporate	(17.1)	—	—

Adjusted net operating income (ANOI)	$59.7 (2)	$13.3	$15.1

(1)	Brookfield Infrastructure was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity. In addition, 2007 and 2006 results reflect a full year of the historical results of our Ontario transmission operations.
(2)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Pro Forma Results of Operations

As the operating assets were seeded into Brookfield Infrastructure on November 27, 2007, there are no meaningful GAAP financial comparatives. Accordingly, we also review our performance on a pro forma basis. The Reconciliation of Unaudited Pro Forma Financial Information section of this MD&A contains additional information regarding this pro forma presentation.

The following table summarizes the financial results of Brookfield Infrastructure for the year on a pro forma basis to reflect the following transactions as if they occurred on January 1, 2006:

•	Brookfield Infrastructure’s increased investment in Transelec, which increased our ownership to approximately 17.8%;

•	The seeding of the assets into Brookfield Infrastructure on November 27, 2007; and

•

The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the Master Services Agreement, and any related corporate general and administrative expenses as well as financing fees.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006
Income Statement Key Metrics
Revenue	$32.9	$33.1	$30.7
Earnings (loss) from equity accounted investments	25.9	(9.5)	9.7
Dividend income	14.3	16.0	11.2
Interest expense	(12.9)	(12.5)	(11.3)
Net income	27.9	6.1	13.2

Adjusted net operating income (ANOI)	$63.3	$52.2	$51.9

(1)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

52        Brookfield Infrastructure Partners

For the year ended December 31, 2008, we recorded pro forma net income of $27.9 million compared to income of $6.1 million and $13.2 million for 2007 and 2006 respectively. The increase is primarily driven by strong performance from our transmission segment and non-recurring revenue of $8.5 million as a result of retroactive application of the 2006 trunk transaction study at our Chilean transmission operations.

The following table presents both pro forma net income and adjusted net operating income by segment:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006
Net Income (loss) by segment
Electricity transmission	$40.7	$27.4	$31.2
Timber	6.7	(10.6)	(0.1)
Corporate	(19.5)	(10.7)	(17.9)

Net income	$27.9	$6.1	$13.2

Adjusted net operating income by segment
Electricity transmission	$68.4	$54.2	$43.3
Timber	12.8	15.9	26.5
Corporate	(17.9)	(17.9)	(17.9)

Adjusted net operating income (ANOI)	$63.3	$52.2	$51.9

(1)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

Changes in net income and adjusted net operating income for each segment, as presented above, are discussed in the Operating Platforms section of this supplemental information, which follows. Corporate expenditures are comparable with the prior years, with the exception that 2007 corporate expenditures impacting net income includes the benefit of a $8.4 million income tax recovery which arose on the formation of Brookfield Infrastructure.

Operating Platforms

In this section, we review the operating results of our two principal operating platforms, Electricity Transmission and Timber.

Electricity Transmission Operations

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on the investment of additional capital into our existing operations.

Brookfield Infrastructure Partners         53

The following table presents our electricity transmission segment’s proportionate share of financial results. As it is accounted for on a cost basis, TBE’s results are reflected as dividend income.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006(1)
Revenue	$86.4	$35.5	$30.7
Costs attributed to revenues	(15.8)	(6.4)	(5.1)
Dividend income	14.3	0.5	—

Net operating income	84.9	29.6	25.6
Other income (expense)	1.6	0.3	(0.3)
Interest expense(2)	(21.1)	(8.0)	(5.8)
Cash taxes	(1.4)	(4.5)	(4.4)

Adjusted net operating income (ANOI)	64.0 (2)	17.4	15.1
Depreciation and amortization	(17.6)	(8.0)	(6.2)
Unrealized gains (losses) on derivative instruments	(2.9)	1.5	—
Deferred taxes and other items	(3.6)	(1.1)	1.5

Net income	$39.9	$9.8	$10.4

(1)	Brookfield Infrastructure was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity. In addition, 2007 and 2006 results reflect the historical results of our Ontario transmission operations.
(2)	Excludes non-cash components of interest expense which are included in the line item deferred taxes and other items.

On a proportionate basis, our transmission operations earned $84.9 million of net operating income, $64.0 million of adjusted net operating income and $39.9 million of net income for the year ended December 31, 2008. Results for 2007 and 2006 are not comparable as they reflect only one month of Brookfield Infrastructure activity as Brookfield Infrastructure was formed on November 27, 2007. In addition, results reflect the historical results of our Ontario transmission operations.

The following table presents the transmission segment’s pro forma proportionate share of financial results.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(2)	2006
Revenue	$93.0	$78.1	$70.1
Costs attributed to revenues	(16.5)	(13.3)	(13.7)
Dividend income	14.3	16.0	11.2

Net operating income	90.8	80.8	67.6
Other income (expenses)	1.6	0.9	3.0
Interest expense(1)	(22.6)	(23.0)	(22.6)
Cash taxes	(1.4)	(4.5)	(4.7)

Adjusted net operating income (ANOI)	68.4	54.2	43.3
Depreciation and amortization	(18.9)	(17.8)	(15.6)
Unrealized gains (losses) on derivative instruments	(6.6)	(15.0)	—
Deferred taxes and other items	(2.2)	6.0	3.5

Net income	$40.7	$27.4	$31.2

(1)	Excludes non-cash components of interest expense which are included in the line item deferred taxes and other items.
(2)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

54        Brookfield Infrastructure Partners

On a pro forma proportionate basis, our transmission businesses recorded strong results. For the year ended December 31, 2008 Transelec’s net operating income and ANOI were $50.9 million and $37.3 million, respectively, compared with $37.5 million and $22.3 million for the prior year. Transelec’s results reflected non-recurring revenues of $8.5 million as a result of retroactive application of the 2006 trunk transmission study. Adjusting for non-recurring revenue, Transelec’s ANOI increased 29% relative to the prior year primarily as a result of the rate increases provided for in the 2006 trunk transmission study, the benefit of growth capital expenditures and indexation of revenues resulting from inflation and foreign exchange movements. After adjusting for non-recurring revenues, operating margins at our Chilean transmission operations were 82% which are in line with historical levels.

For the year ended December 31, 2008, Ontario transmission’s net operating income and ANOI were $25.6 million and $16.8 million, respectively, compared with $27.3 million and $15.9 million from the prior year. Revenues from our Ontario transmission operations were essentially flat compared with the prior year. Operating and maintenance expenses increased relative to the prior year due to personnel costs associated with the establishment of Ontario transmission as an independent operation for which we intend to apply for cost recovery in our upcoming rate case. This increase in costs contributed to the decline in net operating income. This decline was more than offset by lower cash taxes in 2008, resulting in an increase in ANOI.

Dividends received from our TBE investment in 2008 were $14.3 million for the year compared to $16.0 million in 2007. Dividends from TBE are paid on a periodic basis.

Non-cash expenses are primarily comprised of depreciation and amortization which reflect application of purchase accounting in our Chilean transmission operations, as well as non-cash inflation indexations on our Chilean peso denominated debt. Depreciation and amortization amounted to $18.9 million in 2008, up from $17.8 million in 2007 related to incremental depreciation booked in conjunction with the expansion of our regulated asset base.

Overall our transmission businesses recorded stronger operating results in 2007 compared to 2006 primarily as a result of higher investment income from our Brazilian transmission investment and higher margins earned at our Chilean transmission operations. Operating margins at our Chilean transmission operations increased to 83% for 2007, in comparison with 78% in 2006, when margins were impacted by acquisition integration costs and higher maintenance expenses. Net income decreased $3.8 million in 2007 compared to 2006 as the strong operating results were offset by unrealized losses on derivative instruments.

Our transmission operations have a combination of regulatory and contractual frameworks, some of which are indexed. For our transmission operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures. Growth and maintenance capital expenditures are discussed in the Capital Expenditures section of this MD&A. The following table breaks down our proportionate share of revenue by these categories:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007	2006
Contractual revenue with indexation	$27.3	$25.4	$23.0
Regulated revenue with indexation	30.2	15.4	14.7

	57.5	40.8	37.7
Other transmission revenue	35.5	37.3	32.4

	$93.0	$78.1	$70.1

For the year, adjusting for non-recurring revenues of $8.5 million, our proportionate share of revenues with indexation increased by $8.2 million or 20% in 2008 compared with 2007. Of the total, $4.3 million was due to

Brookfield Infrastructure Partners         55

the ongoing benefit from the increased replacement cost provided in the 2006 trunk transmission study, $2.9 million was attributable to inflation indexation and $1.0 million was attributable to growth capital expenditures.

Revenues with indexation increased by 8% in 2007 compared to 2006. This was primarily driven by Chilean inflation which was higher in 2007 compared to 2006, thus contributing approximately $2.5 million to the increase and also due to growth capital expenditures which contributed approximately $0.5 million to the increase.

Business Development—Electricity Transmission

As previously disclosed, Brookfield Infrastructure has exercised an option to sell its minority interests in TBE. The primary purchaser of TBE will be CEMIG, the electric utility for the state of Minas Gerais in Brazil. Closing is expected to occur in the second quarter of 2009, subject to receipt of regulatory and other approvals. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. Brookfield Infrastructure expects to receive after tax proceeds from the sale of approximately $274 million, of which $27 million was received from realized hedge gains in 2008 and an additional $41 million was received from realized hedge gains in January of 2009. The proceeds will be used to repay corporate borrowings, fund growth capital investments and acquisitions as well as for general corporate working capital purposes. In 2008, Transelec’s growth capital expenditures were $71 million which was lower than expected primarily due to a number of budgeted projects that were deferred. As a result of the deferral of certain projects and approximately $190 million of new projects that were booked during the year, Transelec’s capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $240 million at the end of 2008 compared with $120 million at the end of the prior year. Furthermore, as we enter 2009, we are experiencing an increase in opportunities to build transmission lines for unregulated customers such as generators and copper mines as they seek to deploy their capital more efficiently in the current difficult economic environment. As Transelec enters the second year of its five-year plan to invest $1 billion in growth capital expenditures on a 100% basis, of which Brookfield Infrastructure’s share is approximately $180 million, we remain optimistic that this objective can be achieved. We will continue to look for opportunities to grow this business and have adjusted our investment hurdle rates to reflect the current environment.

In order to partially finance its growth plan, Transelec has executed a capital expenditure credit facility of approximately $130 million. The objective is to draw the facility to fund capital expenditures and to refinance the facility over time through the issuance of long-term debt.

In 2008, Transelec implemented a long-term hedge program in order to substantially convert Transelec to a U.S. dollar asset with minimal ongoing exposure to the Chilean peso. The program was comprised of matched maturity cross-currency interest rate swaps which converted Transelec’s U.S. dollar debt into inflation indexed Chilean peso debt and foreign exchange swaps to convert the residual Chilean peso equity investment into U.S. dollars. This program was completed in August 2008, prior to the recent significant devaluation of the Chilean peso. Although the hedge program was designed to limit the impact of foreign exchange on U.S. dollar denominated adjusted net operating income, foreign exchange movements will continue to impact the various components of ANOI. Going forward, for example, we expect the recent devaluation of the Chilean peso would decrease Transelec’s net operating income, principally due to the impact of foreign exchange on revenue indexation offset to a degree by its impact on operating costs. Interest expense would also decrease due to the recent foreign currency devaluation. Additionally, fair market value gains on the foreign exchange swaps would be included in other income. Notwithstanding the hedge program, a modest impact on ANOI due to foreign exchange movement is expected to remain because of imperfections of the hedge program.

Timber Operations

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These operations are predominantly comprised of premium species and are expected to provide attractive risk adjusted returns on capital employed over the long term.

56        Brookfield Infrastructure Partners

The following table presents our timber segment’s proportionate share of financial results.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006(1)
Revenue	$124.8	$6.1	$—
Cost attributed to revenues	(81.8)	(5.6)	—

Net operating income	43.0	0.5	—
Other expense	(0.5)	(1.9)	—
Interest expense	(29.0)	(2.7)	—
Cash taxes	(0.7)	—	—

Adjusted net operating income (ANOI)	12.8	(4.1)	—
Depreciation, depletion and amortization	(36.7)	(1.8)	—
Performance fee	12.8	(3.1)	—
Deferred taxes and other items	17.8	2.8	—

Net income (loss)	$6.7	$(6.2)	$—

(1)	Brookfield Infrastructure was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity.

On a proportionate basis, our timber operations generated $43.0 million of net operating income, $12.8 million of adjusted net operating income and a net income of $6.7 million for the year ended December 31, 2008. Results for 2007 are not comparable as the results reflect only one month of Brookfield Infrastructure activity as Brookfield Infrastructure was formed on November 27, 2007. Similarly, 2006 results are not comparable.

The following table presents our timber segment’s pro forma proportionate share of financial results.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2008	2007(1)	2006
Revenue	$124.8	$131.4	$131.9
Cost attributed to revenues	(81.8)	(79.6)	(77.1)

Net operating income	43.0	51.8	54.8
Other income (expense)	(0.5)	(5.0)	1.9
Interest expense	(29.0)	(30.9)	(30.2)
Cash taxes	(0.7)	—	—

Adjusted net operating income (ANOI)	12.8	15.9	26.5
Depreciation, depletion and amortization	(36.7)	(29.9)	(13.3)
Performance fee	12.8	(3.1)	(15.0)
Deferred taxes and other items	17.8	6.5	1.7

Net income (loss)	$6.7	$(10.6)	$(0.1)

(1)	Certain prior period amounts have been reclassified to conform to the current period’s presentation.

In our timber operations for the year ended December 31, 2008, net operating income and ANOI were $43.0 million and $12.8 million, respectively, on a pro forma basis compared to $51.8 million and $15.9 million respectively, in the prior year.

Harvest and sales volumes at our Canadian timber operations decreased 7% and 13%, respectively, versus 2007. Sales volumes in 2008 were in line with harvest levels, while in 2007, sales volumes exceeded harvest levels due to significantly more logs purchased for resale in 2007. In 2008 we reduced sales of second growth Douglas-fir as markets for this product are highly dependant on new home construction in the U.S., which

Brookfield Infrastructure Partners         57

remains severely depressed. To mitigate the impact of weak North American markets, we have remained focused on increasing the percentage of appearance grade products in our mix which we export to Asian markets and continue to yield higher margins, net of transportation costs. Export volumes represented 29% of shipments in 2008, compared to 27% in 2007. Costs per unit increased 6% compared to 2007 primarily as a result of product mix and to a lesser extent higher fuel costs. As a result of the foregoing, our operating margins declined to 26% for the year versus 31% in the prior year.

At our U.S. timber operations, harvest and sales volumes increased 6% and 12%, respectively, in 2008 over the prior year despite difficult market conditions. The increase is primarily due to weather conditions which had less of an impact on 2008 operations compared with 2007. Operations on the additional 68,000 acres of timberlands acquired in November 2008 also contributed to the increase, although to a lesser degree. Please see the Business Development—Timber section of this MD&A for further information regarding this acquisition. We have continued to maximize our proportion of export quality timber from our harvest to take advantage of the significantly better prices available in the off-shore markets. The volume exported increased to 24% of total shipments in 2008, up sharply from 16% in 2007. As a result of this focus on export opportunities, we mitigated the decline in our average selling price for Douglas-fir which was 7% less than 2007, while domestic prices declined by approximately 14%. Costs per unit increased 1% compared to 2007, principally due to higher costs associated with storm damage clean up in early 2008 and the impact of higher fuel costs. Overall margins decreased to 34% in 2008 from 42% in 2007 principally due to the decline in average selling price.

Our timber operations recorded weaker results in 2007 compared to 2006, experiencing a decline in net operating income and ANOI on a year over year basis. The decline in net operating income was primarily due to softness in the U.S. housing market which impacted the results of our U.S. timber business, offset by improved performance in our Canadian timber operations. The decline in ANOI on a year over year basis was due to the decrease in net operating income as well as the decrease in investment and other income which was a result of non-recurring charges of approximately $6.5 million incurred in our U.S. timber operations associated with the sale of Longview and other transactions.

For the year ended December 31, 2008, 2007 and 2006, depreciation, depletion and amortization was $36.7 million, $29.9 million, and $13.3 million, respectively. The increase in depreciation and depletion is predominantly due to the step up in the carrying value of the Longview assets which increased depreciation beginning in April 2007.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	Year Ended December 31, 2008				Year Ended December 31, 2007				Year Ended December 31, 2006
UNAUDITED	Harvest (000s m3)	Sales (000s m3)	Revenue/ m3	Revenue ($ millions)	Harvest (000s m3)	Sales (000s m3)	Revenue/ m3	Revenue ($ millions)	Harvest (000s m3)	Sales (000s m3)	Revenue/ m3	Revenue ($ millions)
Douglas-fir	773	793	$88.3	$70.0	828	841	$91.6	$77.1	827	823	$101.3	$83.4
Whitewood	403	419	59.6	25.0	463	489	65.4	32.0	393	393	71.2	28.0
Other species	246	233	109.4	25.5	150	149	130.9	19.5	149	149	121.5	18.1

	1,422	1,445	$83.4	$120.5	1,441	1,479	$86.9	$128.6	1,369	1,365	$94.9	$129.5
HBU and other sales				4.3				2.8				2.4

Total				$124.8				$131.4				$131.9

In 2008, sales volumes of Douglas-fir and Whitewood declined by 6% and 14%, respectively, versus 2007 due to the difficult market conditions in the structural lumber market. Sales volumes of other species increased significantly as a result of better relative market conditions for pulp logs and cedar through the first nine months of the year.

The average realized price for Douglas-fir decreased by 4% compared to the prior year as declines in prices of products sold to the domestic market were offset by a higher percentage of high value appearance and export

58        Brookfield Infrastructure Partners

grade products sold to off-shore markets. The average selling price of Whitewood decreased by 9% over 2007 reflecting challenging North American market conditions. The significant change in the average realized price for other species is mostly attributable to a change in the mix of products included in that category.

Our share of higher and better use (“HBU”) land and other sales were $4.3 million for the year as compared to $2.8 million for 2007 and $2.4 million in 2006.

Business Development—Timber

In the fourth quarter of 2008, Longview completed the add-on acquisition of a 68,000 acre tree farm in Washington State for $163 million. The property is in close proximity to Longview’s existing asset base and will benefit from efficiencies associated with integration into Longview’s operations. Concurrently, Longview repaid its outstanding bridge loan whose principal amount was approximately $250 million. In order to fund these amounts, Longview issued $70 million long-term debt and financed the balance with new equity. Brookfield Infrastructure invested $103 million directly and indirectly into Longview in order to maintain its interest at the 30% level.

Outlook—Timber

We believe operating results for the timber segment will meaningfully improve over the long term, however, the timing of the recovery is highly dependant on the recovery in U.S. new home construction.

Although it is difficult to predict the timing and impact of variances in these factors, we believe that we will achieve increases in adjusted net operating income and net income from this segment of our business for the following reasons:

•	Increased harvest levels

•

Production levels in 2008 at our Canadian operations were 12% below planned levels, due to unfavorable market and weather conditions. The long-run sustainable yield is estimated to be approximately 0.7 million m3 on a proportionate basis. We expect to achieve an elevated harvest level at our Canadian operations of approximately 0.9 million m3 on a proportionate basis for a period of 10 years before returning to the long-run sustainable yield level.

•

As a result of a substantial surplus of merchantable standing inventory at our U.S. operations, we expect to increase harvest levels to approximately 0.9 million m3 on a proportionate basis and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 0.8 million m3.

•

In order to capture the full value of this inventory, this increase in harvest will be staged in as market conditions improve. We currently do not anticipate operating at the higher harvest plan before 2010.

•	Increased margins

As our product mix evolves over time to a greater percentage of second growth harvest relative to primary growth harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

In the near term, we expect that the softness in the U.S. housing market, exacerbated by extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce structural lumber for the housing market, putting downward pressure on sawlog prices. Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	the mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

Brookfield Infrastructure Partners         59

•	Russian timber supply to the Asian markets, which is expected to be constrained as a result of log export restrictions that are being phased in by Russia; and

•	timberlands that are continuing to be withdrawn for conservation and alternate uses.

Business Developments—PPP Projects

In the fourth quarter we completed the acquisition of two equity interests in PPP projects—Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom—from Brookfield Multiplex for approximately $12 million. A third equity interest—Royal Melbourne Showgrounds in Australia—closed subsequent to year end for an additional investment of approximately $3 million. We believe that based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector, and these transactions allow Brookfield infrastructure to establish a platform to participate in the PPP space.

Both the Long Bay and Peterborough projects were in their construction phase in the fourth quarter, accordingly, no cash flow was received from these investments. Long Bay Forensic and Prison Hospitals completed construction in the first quarter of 2009 and we expect to begin to receive cash flows from this investment in 2009. Peterborough Hospital is expected to be completed in late 2011 and no cash flows are expected from this project until that time. We have a commitment to fund our share of the additional equity investment in the project totaling approximately £8 million. We have entered into foreign currency contracts to hedge this amount to the equivalent of approximately $12 million. Royal Melbourne Showgrounds will begin to contribute cash flow in the first quarter of 2009.

Corporate Expenses

The following table presents the components of corporate expenses for the year ended December 31, 2008:

MILLIONS, UNAUDITED	Year Ended December 31, 2008
General and administrative costs	$7.0
Base management fee(1)	7.8
Financing costs(2)	4.4

$19.2

(1)	Pursuant to the Master Service Agreement on a gross basis.
(2)	Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility and the non-cash amortization of financing costs, less ancillary interest earned on cash balances. Non-cash amortization of financing costs was $1.3 million for the year ended December 31, 2008.

We estimate that our general and administrative costs related to Brookfield Infrastructure will be approximately $7 million to $8 million per annum on a going-forward basis. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees.

60        Brookfield Infrastructure Partners

Capital Expenditures

	Years Ended December 31
MILLIONS, UNAUDITED	2008	2007	2006
Maintenance capital expenditures by segment
Electricity Transmission	$7.5	$7.5	$6.6
Timber	5.2	4.0	7.3

	$12.7	$11.5	$13.9

Growth capital expenditures by segment
Electricity Transmission	$14.6	$20.6	$16.6
Timber	—	—	—

	$14.6	$20.6	$16.6

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

Included in the transmission segment’s growth capital expenditures is $12.6 million (2007—$7.3 million: 2006—$0.5 million) representing our share of growth capital investments at Transelec, comprised of regulated and contracted transmission projects which should result in additional adjusted net operating income.

Corporate Initiatives

We have implemented a unit repurchase program because we believe that, from time to time, the market price of the Partnership’s limited partnership units (“Units”) may be a more compelling investment opportunity than other investments under consideration. Under the unit repurchase program, the Partnership is authorized to repurchase up to $25 million of its Units, subject to a regulatory limit of 1,167,043 Units in the aggregate. Repurchases pursuant to this unit repurchase program will be made through the facilities of the New York Stock Exchange (“NYSE”). Repurchases were authorized to commence on November 10, 2008 and will terminate on November 9, 2009, or earlier should the Partnership complete its repurchases prior to such date. Repurchases occur subject to prevailing market conditions and are funded from available cash. Repurchases also are subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under this program will be cancelled. We will also purchase and cancel a number of limited partnership units of Brookfield Infrastructure held by the Partnership corresponding to the number of Units repurchased under the program.

At December 31, 2008, 180,602 Units had been repurchased and cancelled under this program at an average price of $11.05 per unit.

Capital Resources and Liquidity

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our adjusted net operating income to unitholders.

Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

Brookfield Infrastructure Partners         61

Brookfield Infrastructure’s total estimated liquidity as at December 31, 2008 was as follows:

MILLIONS, UNAUDITED	As at December 31, 2008
Cash	$8
Availability under committed credit facility	311
Proceeds from the sale of TBE(1)	247

Total estimated liquidity	$566

(1)	Estimated proceeds (see Operating Platforms—Business Development—Electricity Transmission).

At December 31, 2008, we had approximately $8 million of cash for working capital purposes. In June 2008, Brookfield Infrastructure closed a $450 million senior secured revolving credit facility, of which $135 million is available for working capital including acquisitions and $315 million is available for acquisitions. Prior to drawing on the facility we must satisfy a number of customary conditions including compliance with certain financial ratios. At December 31, 2008, $139 million was drawn on this facility and $311 million was available to fund growth capital investments and acquisitions as well as for general corporate working capital purposes. During the year, we announced our plan to sell our interests in TBE which, once completed, is expected to generate approximately $274 million in after tax proceeds of which $27 million has already been received from a realized hedge gain. In January 2009, subsequent to year end an additional $41 million was received from a realized hedge gain.

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

Our equity strategy is to issue equity in conjunction with future acquisitions; we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions.

We finance our assets principally at the operating entity level through the use of long-term debt that has recourse only to the underlying operations. In addition, Brookfield Infrastructure’s operations endeavor to maintain investment grade or crossover ratings.

We also strive to ladder our principal repayments over a number of years. Scheduled principal repayments as at December 31, 2008 on a proportionate basis on Brookfield Infrastructure’s borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2009	2010	2011	2012	2013	Beyond	Total
Electricity Transmission(1)	10.8	$—	$—	$82.8	$—	$26.7	$235.0	$344.5
Timber(1)	9.1	—	—	—	—	127.1	347.8	474.9
Social Infrastructure	19.5	—	—	—	—	—	231.5	231.5
Corporate borrowings	2.5	—	—	139.5	—	—	—	139.5

Total	10.8	$—	$—	$222.3	$—	$153.8	$814.3	$1,190.4

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

62        Brookfield Infrastructure Partners

As illustrated in the schedule above, the proportionate share of debt associated with Brookfield Infrastructure as at December 31, 2008 was $1,190.4 million. Furthermore, the debt has a long-term average term of 10.8 years with no significant debt maturities until 2011. The debt to capitalization ratio for Brookfield Infrastructure as at December 31, 2008 was 57%.

The following table summarizes our proportionate share of debt on a segment basis:

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006
MILLIONS, UNAUDITED	Proportionate Average Debt	Average cash interest rate	Cash interest	Proportionate Average Debt	Average cash interest rate	Cash interest	Proportionate Average Debt	Average cash interest rate	Cash interest
Electricity transmission(1)	$366.6	6.2%	$22.6	$390.8	5.9%	$23.0	$335.1	6.7%	$22.6
Timber(1)	510.6	5.7%	29.0	513.8	6.0%	30.9	513.8	5.9%	30.2
Corporate borrowings	17.5	5.7%	1.0	—	—	—	—	—	—

Total	$894.7	5.9%	$52.6	$904.6	5.9%	$53.9	$848.9	6.2%	$52.8

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(2)	The above table excludes debt associated with the two social infrastructure projects acquired in December 2008 as all associated interest is capitalized because these projects are under construction.

Senior Secured Credit Facility

In June 2008, Brookfield Infrastructure closed a senior secured revolving credit facility with Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank USA, N.A., Toronto Branch, Royal Bank of Canada and the The Royal Bank of Scotland for $450 million. The facility includes two tranches, tranche A in maximum principal amount of $135 million for general working capital including acquisitions and tranche B in a maximum principal amount of $315 million for acquisitions. The facility is available on a revolving basis for 1 year unless extended in accordance with the terms of the credit agreement. All amounts outstanding under this facility will be repayable in full in June 2011. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured by our partnership’s limited partnership interests in Brookfield Infrastructure and all of the assets of Brookfield Infrastructure and the guarantors. Loans under the facility accrue interest at a floating rate based on LIBOR plus 2.75%, increasing, in the case of loans under tranche B which are at any time outstanding for a period longer than 6 months, by 0.50% on each 6 month anniversary of the date of advance of such loans. We are required to pay an unused commitment fee for each tranche under the facility equal to 35% of the applicable margin per annum.

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

Brookfield Infrastructure Partners         63

as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives will be governed by carefully prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we minimize credit risk through collateral and other mitigation techniques.

Foreign Currency

A number of our operations are conducted in currencies other than the U.S. dollar. Our policy is to hedge foreign currency denominated book values and/or cash flows where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not, however, always possible or economically feasible to hedge certain exposures with the result that a portion of our cash flows and equity is exposed to foreign currency fluctuations. We may also enter into financial contracts to further hedge assets recognizing that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of the assets being hedged may not. We have economic currency exposure to Chilean pesos, Brazilian reis, British Pound, Australian dollars and Canadian dollars.

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

We also have financial assets that are sensitive to interest rate changes. These assets include short-term Chilean peso, or CLP, and U.S. dollar denominated time deposits totaling $130.3 million as at December 31, 2008 that earn interest at the market prevailing rate at the time an investment contract is executed.

64        Brookfield Infrastructure Partners

The following table summarizes our interest earning assets and debt obligations that are sensitive to changes in interest rates as well as Chilean inflation at December 31, 2008 on a proportionate basis. For debt obligations, the table presents principal cash flows by expected (contractual) maturity dates.

December 31, 2008	Expected Maturity Dates
MILLIONS	2009	2010	2011	2012	2013	Thereafter	Total
Interest rate sensitivity:
Current assets(1)	$23.1	$—	$126.9	$—	$26.6	$—	$176.6
Long-term assets	—	—	—	—	—	—	—
Current liabilities	—	—	—	—	—	—	—
Long-term debt	(0.4)	(0.4)	(200.9)	(0.8)	(49.6)	(132.3)	(384.4)

Net floating rate position	22.7	(0.4)	(74.0)	(0.8)	(23.0)	(132.3)	(207.8)

Chilean inflation sensitivity:
Long-term debt(2)	$(0.4)	$(0.4)	$(82.8)	$(0.8)	$(23.0)	$(132.3)	$(239.7)

(1)	Current assets includes short term money market instruments (time deposits etc.) used primarily for cash management purposes.
(2)	Long-term debt contains our Chilean transmission operations’ debt that is denominated in UF.

We primarily manage interest rate risk through the issuance of fixed rate debt.

Foreign Currency Risk

Our principal foreign exchange risks involve changes in the value of the CLP versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar, Australian dollar and British pound versus the U.S. dollar.

Although our Chilean transmission operations’ revenues are billed in CLP, from an economic perspective, they are a combination of CLP and U.S. dollar amounts that are converted to CLP prior to invoicing. These revenues are calculated based upon a return on the replacement cost of our Chilean transmission system, which is comprised of components denominated in U.S. dollars as well as CLP. Based on existing long term contracts and the current regulated transmission rate proceedings, we estimate that our revenues are 67% CLP and 33% U.S. dollar. Factoring in our CLP debt financings and cross currency interest rate swaps, we estimate that our Chilean transmission operations’ adjusted net operating income is 70% U.S. dollar and 30% CLP.

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

Our Chilean transmission operations have a portfolio of financial contracts to hedge their currency risk. The table below summarizes our outstanding financial contracts on a proportionate basis. The $465 million cross currency interest rate swap that matures in 2011, which converts U.S. dollar debt in our Chilean transmission operations to UF debt, is factored in to the analysis above.

Our PPP projects receive concession payments denominated in local currencies. At December 31, 2008 we had two equity interests in PPP projects—Longbay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom. Currently we do not have any material hedges in place to convert our Australian dollar denominated concession payments to U.S. dollars, although we are considering entering into a combination of short and mid term currency swaps to manage this exposure. The Peterborough Hospital in the

Brookfield Infrastructure Partners         65

United Kingdom is in the construction phase until late 2011 and no cash flows are expected from this project until that time. We have a commitment to fund our share of the remaining construction costs of the project totaling approximately £8 million. We have entered foreign currency contracts to effectively hedge this amount to the equivalent of approximately $12 million.

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

December 31, 2008	Expected Maturity Dates
US$ MILLIONS	2009	2010	2011	2012	2013	Thereafter	Total
Assets
USD	$14.6	$—	$126.9	$—	$26.6	$—	$168.1
CLP	8.5	—	—	—	—	—	8.5
UF	—	—	—	—	—	—	—
Liabilities
USD	—	—	(82.5)	—	(26.6)	—	(109.1)
CLP	—	—	(35.5)	—	—	—	(35.5)
UF	(0.4)	(0.4)	(82.8)	(0.8)	(23.0)	(132.3)	(239.7)
Net exposure
USD	14.6	—	44.4	—	—	—	59.0
CLP	8.5	—	(35.5)	—	—	—	(27.0)
UF	$(0.4)	$(0.4)	$(82.8)	$(0.8)	$(23.0)	$(132.3)	$(239.7)

We will evaluate strategies or instruments to manage our foreign exchange risks on a portfolio basis.

Commodity Risk

Our principal commodity risk is the price of timber and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations’ log sales are at market prices.

Approximately 90% of our Chilean transmission operation’s revenues are adjusted on a semi-annual basis by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B “Business Overview”. Due to the construction of the system, metals such as aluminum are a material percentage of replacement cost. Thus, changes in the price of these metals will impact the revenues of our Chilean transmission operations.

We do not currently use any strategies or instruments to manage commodity risks in our Canadian timber and Chilean transmission operations.

Contractual Obligations

Pursuant to the Master Service Agreement, on a quarterly basis, we pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the market value of our partnership as of December 31, 2008, this fee is estimated to be approximately $6.7 million per annum.

Related Party Transactions

We have entered into a number of related party transactions with Brookfield. See Item 7.B—“Related Party Transactions.”

66        Brookfield Infrastructure Partners

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

Brookfield Infrastructure’s main critical accounting policy is investment valuation. Brookfield Infrastructure recognizes an impairment charge when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. Brookfield Infrastructure considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Brookfield Infrastructure’s cost basis, the financial condition and near-term prospects of the investee, and Brookfield Infrastructure’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The following is a discussion of the critical accounting estimates of the companies in which we hold interests:

•

Timberland Carrying Value. Timberlands are carried at cost less accumulated depletion. Site preparation and planting costs are capitalized as reforestation. Reforestation is transferred to a merchantable timber classification after 30 years. Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle. The process of estimating sustainable harvest is complex, requiring significant estimation in the evaluation of timber stand volumes based on the development of yield curves derived from data on timber species, timber stand age and growing site indexes gathered from a physical sampling of the timberland resource base. Although every reasonable effort is made to ensure that the sustainable harvest determination represents the most accurate assessment possible, subjective decisions and variances in sampling data from the actual timberland resource base make this determination generally less precise than other estimates used in the preparation of the financial statements. Changes in the determination of sustainable harvest could result in corresponding changes in the provision for depletion of the private timberland asset. Rates of depletion are revised for material changes to growth and harvest assumptions and are adjusted for any significant acquisition or disposition of timber.

•

Island Timberlands Performance Fee. Accrual of the expense relating to the Island Timberlands performance fee (proportionate share of $13.1 million accrual reversal in 2008, $3.0 million expense in 2007) is determined based upon the internal rate of return of the business which includes estimates of the fair market value of Island Timberland’s timber business determined utilizing a discounted cash flow approach. Based on this analysis, the timber business is estimated to be valued at approximately $313.1 million as at December 31, 2008 ($333.8 million as at December 31, 2007) on a proportionate

Brookfield Infrastructure Partners         67

basis. Below, we have outlined the material assumptions that underlie the estimated valuation as well as a sensitivity analysis for each material assumption (all numbers presented on a proportionate basis):

•

Timber growth and depletion over the next 10 years. Studies have shown that a base level cut of about 1,843,000 cubic meters per year is sustainable over the long term, with an additional 547,000 cubic meters available for a 10 year period, primarily due to the existence of a surplus of mature timber. If sustainable harvest rates decreased/increased by 10%, the value of the timber assets would decrease/increase to $265.2 million and $349.5 million respectively in 2008 ($300.0 million and $371.3 million, respectively in 2007).

•

Log prices. The estimated valuation assumes that log prices will remain unchanged for the next few years and then gradually increase. If log prices decreased/increased by 10%, the value of the timber assets would decrease/increase to $223.0 million and $403.6 million, respectively in 2008 ($249.4 million and $418.1 million, respectively in 2007).

•

A discount rate of 6.9% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the timber assets would decrease/increase to $346.5 million and $284.5 million, respectively in 2008 ($367.5 million and $303.8 million, respectively in 2007).

The HBU lands are estimated to be valued at approximately $77.3 million ($112.1 million as at December 31, 2007) on a proportionate basis. Below, we have outlined the two material assumptions that underlie the estimated valuation of the HBU land as well as a sensitivity analysis for each material assumption:

•

Lot selling prices. The estimated valuation assumes lot selling prices based on market averages in the region. If lot selling prices decreased/increased by 10%, the value of the HBU land would decrease/increase to $68.3 million and $86.3 million respectively in 2008 ($97.5 million and $127.1 million, respectively in 2007).

•

Discount rate. A discount rate of 15.3% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the HBU land would decrease/increase to $85.5 million and $70.5 million, respectively in 2008 ($127.9 million and $99.8 million, respectively in 2007).

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

68        Brookfield Infrastructure Partners

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

Reconciliation of Non-GAAP Financial Measures

To measure performance, we focus on net income as well as adjusted net operating income. We define adjusted net operating income or ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool.

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

•

Adjusted net operating income does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, adjusted net operating income should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using adjusted net operating income only supplementally. However, adjusted net operating income is a key measure that management uses to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that adjusted net operating income provides a more complete understanding of factors and trends affecting our underlying operations. Adjusted net operating income allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

Brookfield Infrastructure Partners         69

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in adjusted net operating income without adding back the performance fee.

The following table reconciles adjusted net operating income to the most directly comparable GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, adjusted net operating income reflects Brookfield Infrastructure’s ownership interest. We urge you to review the GAAP financial measures in the supplemental financial information contained herein, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Years Ended December 31
MILLIONS, UNAUDITED	2008	2007	2006
Net income	$28.0	$12.0	$10.4
Add back or deduct the following:
Depreciation, depletion and amortization	54.3	9.8	6.2
Deferred taxes	(14.9)	(8.4)	(1.5)
Performance fee	(12.8)	3.1	—
Unrealized (gains) losses on derivative instruments	3.9	—	—
Other non-cash items	1.2	(3.2)	—

Adjusted net operating income (ANOI)	$59.7	$13.3	$15.1

On a pro forma basis, the following table reconciles net income to adjusted net operating income.

	Years Ended December 31
MILLIONS, UNAUDITED	2008	2007	2006
Net income	$27.9	$6.1	$13.2
Add back or deduct the following:
Depreciation, depletion and amortization	55.6	47.7	28.7
Deferred taxes	(15.6)	(20.9)	(3.6)
Performance fee	(12.8)	3.1	15.0
Unrealized (gains) losses on derivative instruments	6.9	15.3	(1.4)
Other non-cash items	1.3	0.9	—

Adjusted net operating income (ANOI)	$63.3	$52.2	$51.9

The difference between net income and adjusted net operating income is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview

70        Brookfield Infrastructure Partners

associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt.

Reconciliation of Unaudited Pro Forma Financial Statements

The unaudited pro forma statements of operations of Brookfield Infrastructure for the years ended December 31, 2008, 2007 and 2006, present Brookfield Infrastructure’s results of operations, in each case adjusted to give effect to:

•

the transfer to Brookfield Infrastructure of a 10.7% ownership interest in Transelec (which was acquired by Brookfield on June 30, 2006) and a 37.5% interest in Island Timberlands (which was acquired by Brookfield on May 30, 2005);

•

the additional equity investment in Transelec to fund an adjustment to the original purchase price of Transelec due to an increase in the regulated asset value of our Chilean transmission operations, which resulted in an increase in Brookfield Infrastructure’s ownership interest in Transelec from 10.7% to 17.8%;

•

the transfer to Brookfield Infrastructure of a 30% interest in Longview Fibre Company’s timberland operations (which was acquired by Brookfield on April 20, 2007) reflecting adjustments to Longview Fibre Company’s historical financial statements for the sale by Longview Fibre Company of eight converting facilities and all of its manufacturing operations prior to Brookfield Infrastructure’s acquisition of its interest in our U.S. timber operations;

•

the transfer to Brookfield Infrastructure of interests ranging from 7% to 18% in five separate, but related, Brazilian electricity transmission investments, which are collectively referred to as TBE; and

•	the spin-off and related transactions including entry into our Master Services Agreement and the issuance by the Holding Entities of preferred shares to Brookfield;

in each case, as if these transactions were completed on January 1, 2006.

The pro forma financial statements have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial statements are provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off and the other transactions had been effected on the dates indicated. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.

The unaudited consolidated pro forma financial information should be read together with the remainder of the information contained in this MD&A and our historical financial statements and related notes included elsewhere in this Form 20-F.

All financial data in these pro forma financial statements is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with GAAP.

Brookfield Infrastructure Partners         71

Pro Forma Statement of Operations

For the Year Ended December 31, 2008 US$ MILLIONS (UNAUDITED)	Historical Financials	Acquisition of Additional Interest in Transelec1(a)	Corporate Expenses1(e)	Pro Forma
Revenues	$32.9	$—	$—	$32.9
Cost of revenues (exclusive of depreciation expense)	(2.6)	—	—	(2.6)
Selling, general and administrative expenses	(18.7)	—	(0.8)	(19.5)
Other income	0.9	—	—	0.9
Depreciation expense	(7.7)	—	—	(7.7)
Interest expense	(12.9)	—	—	(12.9)
Earnings from equity accounted investments	25.2	0.7	—	25.9
Dividend income	14.3	—	—	14.3

Net income before taxes	31.4	0.7	(0.8)	31.3
Income tax expense	(3.4)	—	—	(3.4)

Net income	$28.0	$0.7	$(0.8)	$27.9

For the Year Ended December 31, 2007 US$ MILLIONS (UNAUDITED)	Historical Financials	Transfer of Interests1(b)	Acquisition of TBE1(c)	Acquisition of Additional Interest in Transelec1(a)	Acquisition of Longview1(d)	Corporate Expenses1(e)	Pro Forma
Revenues	$33.1	$—	$—	$—	$—	$—	$33.1
Cost of revenues (exclusive of depreciation expense)	(1.1)	—	—	—	—	—	(1.1)
Selling, general and administrative expenses	(4.4)	—	—	—	—	(14.8)	(19.2)
Other expense	(0.4)	—	—	—	—	—	(0.4)
Depreciation expense	(7.2)	—	—	—	—	—	(7.2)
Interest expense	(6.9)	—	—	—	—	(4.9)	(11.8)
Earnings (losses) from equity accounted investments	(7.8)	3.3	—	0.2	(5.2)	—	(9.5)
Dividend income	0.5	—	15.5	—	—	—	16.0

Net income before taxes	5.8	3.3	15.5	0.2	(5.2)	(19.7)	(0.1)
Income tax expense	6.2	—	—	—	—	—	6.2

Net income	$12.0	$3.3	$15.5	$0.2	$(5.2)	$(19.7)	$6.1

For the Year Ended December 31, 2006 US$ MILLIONS (UNAUDITED)	Historical Financials	Transfer of Interests1(b)	Acquisition of Longview1(d)	Acquisition of TBE[1](c)	Acquisition of Additional Interest in Transelec1(a)	Corporate Expenses1(e)	Pro Forma
Revenues	$30.7	$—	$—	$—	$—	$—	$30.7
Cost of revenues (exclusive of depreciation expense)	(1.3)	—	—	—	—	—	(1.3)
Selling, general and administrative expenses	(3.8)	—	—	—	—	(14.8)	(18.6)
Other income	(0.3)	—	—	—	—	—	(0.3)
Depreciation expense	(6.2)	—	—	—	—	—	(6.2)
Interest expense	(5.8)	—	—	—	—	(4.9)	(10.7)
Earnings (losses) from equity accounted investments	—	(5.0)	9.3	—	7.0	—	11.3
Dividend income	—	—	—	11.2	—	—	11.2

Net income before taxes	13.3	(5.0)	9.3	11.2	7.0	(19.7)	16.1
Income tax expense	(2.9)	—	—	—	—	—	(2.9)

Net income	$10.4	$(5.0)	$9.3	$11.2	$7.0	$(19.7)	$13.2

72        Brookfield Infrastructure Partners

Notes to the Pro Forma Financial Statements

1.	Pro Forma Adjustments

Brookfield Infrastructure’s pro forma financial statements adjust Brookfield Infrastructure’s financial statements to give effect to the matters discussed in these notes. The pro forma financial statements do not reflect the impact of potential cost savings and other synergies or incremental costs of the acquisitions.

The following adjustments were made to Brookfield Infrastructure’s statements of operations for the years ended December 31, 2008, 2007 and 2006, in each case as if the applicable transaction had occurred on January 1, 2006.

a)	Acquisition of Additional Interest in Transelec

Reflects the additional investment in Transelec, which increased Brookfield Infrastructure’s ownership interest in Transelec from 10.7% to 17.8%. This transaction contributed to incremental equity earnings of $0.7 million, $0.2 million and $7.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

b)	Transfer of Interests

Reflects the transfer of interest of Transelec, Island Timberlands, and Longview into Brookfield Infrastructure. Based upon Brookfield Infrastructure’s level of control, Brookfield Infrastructure’s interests in such entities is accounted for under the equity method of accounting. This resulted in the following adjustments to equity earnings:

	2007	2006
Equity earnings (losses) adjustment:
Transelec	$1.1	$3.1
Island Timberlands	11.6	(8.1)
Longview	(9.4)	—

	$3.3	$(5.0)

c)	Acquisition of TBE

Reflects an adjustment for dividends on the cost accounted investment in TBE, as if the investment had occurred on January 1, 2006. The net impact of this adjustment results in investment income of $15.5 million and $11.2 million for the years ended December 31, 2007, and 2006, respectively.

d)	Acquisition of Longview

Brookfield acquired Longview Fibre Company, a timber and sawmill manufacturing company, on April 20, 2007 for $2,312.4 million. On May 31, 2007, Longview Fibre Company sold its manufacturing operation to a separate affiliate of Brookfield. The net result of this transaction is the inclusion of the Brookfield Infrastructure’s 30% share of net income of Longview, using the equity method of accounting, as if its sole operations were the timber operations, as of January 1, 2006 resulting in equity losses of $5.2 million and earnings of $8.8 million for the years ended December 31, 2007 and 2006, respectively.

e)	Corporate expenses

Reflects the following:

•

Charges relating to the management fee paid by Brookfield Infrastructure to the Manager for Services rendered under the Master Services Agreement, based on an annual management base fee of 1.25% of the market value of our partnership. This results in an adjustment to selling, general

Brookfield Infrastructure Partners         73

and administrative expenses of $0.8 million for the year ended December 31, 2008, and $7.8 million for the years ended December 31, 2007 and 2006.

•	Corporate expenses incurred by the partnership. Charges of $7.0 million were recorded for the years ended December 31, 2007 and 2006 to be comparable with the December 31, 2008 period.

•

Interest expenses on the partnership’s credit facility that was drawn upon in December 31, 2008. Charges of $4.9 million were adjusted for in interest expense for the years ended December 31, 2007 and 2006 for comparable with the December 31, 2008 period.

•

Dividends paid on the $20 million of preferred shares issued to Brookfield Infrastructure by each Holding entity. This results in an adjustment to interest expense of $1.2 million for each year ended December 31, 2007 and 2006.

2.	Adjusted Net Operating Income—Pro Forma

Adjusted net operating income is defined as net income adding back depreciation, depletion and amortization, deferred income taxes and other items which are either directly on the statement of income or are a component of the equity earnings of an underlying operating entity. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see the Reconciliation of Non-GAAP Financial Measures section of this MD&A for a discussion of the limitations of adjusted net operating income as a measure of our operating performance. Below is a reconciliation of pro forma net income to pro forma adjusted net operating income for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31
US$ MILLIONS, UNAUDITED	2008	2007	2006
Net income	$27.9	$6.1	$13.2
Add back or deduct non-cash and other components of net income:
Depreciation and amortization	55.6	47.8	28.7
Deferred taxes and other	(20.2)	(1.7)	(5.0)
Performance fees	—	—	15.0

Adjusted net operating income	$63.3	$52.2	$51.9

Net Income by segment:
Electricity transmission	40.7	27.4	31.2
Timber	6.7	(10.6)	(0.1)
Corporate	(19.5)	(10.7)	(17.9)

Total	$27.9	6.1	13.2

Adjusted net operating income by segment:
Electricity transmission	$68.4	$54.2	$43.3
Timber	12.8	15.9	26.5
Corporate	(17.9)	(17.9)	(17.9)

Total	$63.3	$52.2	$51.9

74        Brookfield Infrastructure Partners

Electricity Transmission

	Years Ended December 31
US$ MILLIONS, UNAUDITED	2008	2007	2006
Revenue	$93.0	$78.1	$70.1
Costs attributed to revenues	(16.5)	(13.3)	(13.7)
Dividend income	14.3	16.0	11.2

Net operating income	90.8	80.8	67.6
Other income	1.6	0.9	3.0
Interest expense	(22.6)	(23.0)	(22.6)
Cash taxes	(1.4)	(4.5)	(4.7)

Adjusted net operating income (ANOI)	68.4	54.2	43.3
Depreciation and amortization	(18.9)	(17.8)	(15.6)
Deferred taxes and other	(8.8)	(9.0)	3.5

Net income	$40.7	$27.4	$31.2

Timber

	Years Ended December 31
US$ MILLIONS, UNAUDITED	2008	2007	2006
Revenue	$124.8	$131.4	$131.9
Costs attributed to revenues	(81.8)	(79.6)	(77.1)

Net operating income	43.0	51.8	54.8
Investment and other income (expense)	(0.5)	(5.0)	1.9
Interest expense	(29.0)	(30.9)	(30.2)
Cash taxes	(0.7)	—	—

Adjusted net operating income (ANOI)	12.8	15.9	26.5
Depreciation and amortization	(36.7)	(29.9)	(13.3)
Performance fees	—	—	(15.0)
Deferred taxes and other	30.6	3.4	1.7

Net Income (loss)	$6.7	$(10.6)	$(0.1)

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

6.A	DIRECTORS AND SENIOR MANAGEMENT

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

Brookfield Infrastructure Partners         75

The following table presents certain information concerning the current board of directors of our Managing General Partner:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Toronto, Canada	62	Chairman	Managing Partner, Brookfield Asset Management

Alex Erskine Devonshire, Bermuda	45	Director	Partner, Appleby, an international law firm

Jonathan Hagger Tunbridge Wells, England	60	Director	Chief Financial Officer, Grosvenor Estate and Investment Organization

Arthur Jacobson, Jr.(3,4) Mamaroneck, New York	45	Director	Managing Member, Martinart Partners, L.L.C., a restaurant

Anne Schaumburg(2) Short Hills, New Jersey	59	Director	Director, NRG Energy, Inc.

Danesh Varma(2,3,4) Kingston-Upon-Thames, England	58	Director	Chief Financial Officer, African-Aura Resources Limited, a mining company

James Wallace(2,3,4) Sudbury, Ontario	62	Director	President, Pioneer Construction Inc., a construction company

(1)	The business address for each of the directors is Cannon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.
(2)	Member of the audit committee. Danesh Varma is the chairman of the audit committee.
(3)	Member of the nominating and governance committee. James Wallace is the Chairman of the nominating and governance committee.
(4)	Member of the compensation committee. James Wallace is the Chairman of the compensation committee.

Set forth below is biographical information for our Managing General Partner’s current directors.

Derek Pannell. Derek is a Managing Partner of Brookfield Asset Management. Prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 37 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek serves on the boards of Teck Cominco Limited, Agrium Inc. and Major Drilling Group International Inc. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

Alex Erskine. Alex is a Partner and the Local Team Leader of the Funds and Investment Services team at Appleby. He practices in the areas of corporate and commercial law, specializing in advising on structuring and operating investment vehicles including mutual funds, hedge funds, unit trusts, partnerships, and close ended funds. Alex joined Appleby in 1999. Prior to joining Appleby he was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG. Alex was educated in Ghana and England and studied law at the University College of Wales, Aberystwyth graduating in 1986 with an L.L.B.Hons. He was called to the Bar of England and Wales in 1996, the Bermuda Bar in 2006 and the British Virgin Islands Bar in 2007.

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

76        Brookfield Infrastructure Partners

Arthur Jacobson, Jr. Arthur is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

Anne Schaumburg. Anne has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was with the Global Energy Group of Credit Suisse First Boston, where she last served as Managing Director. From 1979 to 1984, she was with the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, Anne was at First Boston Corporation in the Public Utilities Group. Anne is a graduate of the City University of New York.

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

Our Management

Our Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Manager’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 14,000 employees including 400 investment professionals around the world. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager:

Name	Age	Years of Experience	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	61	33	8	Chair
Samuel Pollock	42	20	15	Chief Executive Officer
John Stinebaugh	42	20	4	Chief Financial Officer

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s electricity transmission and timber platforms. Set forth below is biographical information for Messrs. Blidner, Pollock, and Stinebaugh.

Jeffrey Blidner. Jeff is a Senior Managing Partner of Brookfield Asset Management with responsibility for strategic planning. Jeff is also the Chairman of the Manager. Jeff led the $2.5 billion acquisition of Transelec, as well as Brookfield’s recently completed $7 billion acquisition of the Multiplex Group, an Australian-based global property, construction, and development company. Jeff is also the Chairman of the Board of Transelec. Prior to joining Brookfield in 2000, Jeff was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeff’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions,

Brookfield Infrastructure Partners         77

management buy-outs, restructurings and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist in 1974.

Samuel Pollock. Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Manager. Sam has been responsible for the expansion of Brookfield’s infrastructure operating platform. Under Sam’s leadership, Brookfield has built its timber platform over the past five years from a modest operation of 400,000 acres under management in 2002 to the fifth largest in North America with more than 2.5 million acres under management. Sam has also acted as Brookfield’s Chief Investment Officer, leading privatizations such as the $9 billion privatization of Trizec Properties Inc. and the $2 billion acquisition of O&Y Canada. Sam is a Chartered Accountant and holds a business degree from Queen’s University.

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

See also information contained in this Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

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

78        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         79

applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of our partnership), plus the amount of net third-party debt with recourse to our partnership, Brookfield Infrastructure and any Holding Entity.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under Brookfield Infrastructure’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions—Other Services” and Item 7.B “Related Party Transactions—Incentive Distributions.”

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

80        Brookfield Infrastructure Partners

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

If the Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield.”

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

Brookfield Infrastructure Partners         81

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

Outside Activities

Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions—Relationship Agreement.”

6.B   COMPENSATION

Our Managing General Partner pays each of its directors $50,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson of the board of directors $100,000 per year for serving as chairperson of its board of directors.

Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, Brookfield Infrastructure and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A “Directors and Senior Management—Our Master Services Agreement—Management Fee.” In addition, Brookfield is entitled to receive incentive distributions from Brookfield Infrastructure described under Item 7.B “Related Party Transactions—Incentive Distributions.”

Pursuant to the Master Service Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A “Directors and Senior Management—Our Management,” are not compensated by our partnership or our Managing General Partner. Instead, they will continue to be compensated by Brookfield. These individuals are not directors or officers of the partnership or our Managing General Partner.

6.C   BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of our Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner’s Bye-laws. Our Managing General Partner’s board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the Bye-laws of the Managing General Partner. Our corporate governance practices are not materially different than those required of domestic companies under the NYSE’s listing standards. The following is a summary of certain provisions of those Bye-laws that affect our partnership’s governance.

Size, Independence and Composition of the Board of Directors

Our Managing General Partner’s board of directors is currently set at seven directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner’s shareholders and subject to its bye-laws. At least three

82        Brookfield Infrastructure Partners

directors and at least a majority of the directors holding office must be independent of our Managing General Partner, Brookfield and its affiliates, as determined by the full board of directors using the standards for independence established by the NYSE.

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

Election and Removal of Directors

Our Managing General Partner’s board of directors was appointed by its shareholders and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

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

•

any calls by Brookfield Infrastructure or our partnership on the equity commitment provided by Brookfield as described under Item 7.B “Related Party Transactions—Equity Commitment and Other Financing”;

•	acquisitions by us from, and dispositions by us to, Brookfield or any of it affiliates;

•	any other material transaction involving us and Brookfield or an affiliate of Brookfield; and

•	termination of, or any determinations regarding indemnification under, the Master Services Agreement.

Our conflicts policy requires the transactions described above to be approved by a majority of our Managing General Partner’s independent directors. Pursuant to our conflicts policy, independent directors may grant

Brookfield Infrastructure Partners         83

approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. All meetings of the audit committee will be held in Bermuda. The audit committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

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

The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner’s shareholders. The nominating and governance committee is also responsible

84        Brookfield Infrastructure Partners

for assisting and advising our Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. All meetings of the nominating and governance committee will be held in Bermuda. The nominating and governance committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

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

The compensation committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. All meetings of the compensation committee will be held in Bermuda. The compensation committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Cannon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

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

Brookfield Infrastructure Partners         85

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

6.D   EMPLOYEES

Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management.”

6.E   SHARE OWNERSHIP

Each of our directors and officers of the Managing General Partner own less than one percent of our units.

86        Brookfield Infrastructure Partners

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A   MAJOR SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our limited partnership units by each entity that we know beneficially owns more than 5% of our partnership’s units, as at December 31, 2008.

	Units Outstanding
Name and Address	Units Owned		Percentage(1)
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	15.2 million	(2)	39.7	%(2)

BAM Investments Corp. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	2.2 million		5.7%

Partners Limited Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	17.4 million	(3)	45.4	%(3)

Morgan Stanley Investment Management Inc. (U.S.) 522 Fifth Avenue, New York, NY 10036	4.6 million		12.0%

(1)	Assumes that all of the Redemption—Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption Exchange Mechanism.”
(2)	Brookfield will be deemed to be the beneficial owner of 15,161,573 our units constituting approximately 39.7% of the issued and outstanding units, assuming that all of the Redemption—Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption Exchange Mechanism.” This includes 48,829 units, constituting approximately 0.2% of the issued and outstanding units, beneficially held by Brookfield.
(3)	Partners Limited will be deemed to be the beneficial owner of 17,400,517 of our units, constituting approximately 45.4% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption-Exchange Mechanism described at Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption Exchange Mechanism.” Partners may be deemed to have the power (together with each of Brookfield and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units constituting approximately 0.09% with respect to which it has sole voting and investment power.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

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

Brookfield Infrastructure Partners         87

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.A “Major Shareholders.”

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

Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield.” Under the terms of the Relationship Agreement, our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with other affiliates of Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business.

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

88        Brookfield Infrastructure Partners

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

Services Provided under Our Master Services Agreement

The Service Recipients have entered into the Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. In exchange, the Manager is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—Our Master Services Agreement.”

Other Services

Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See “—Conflicts of Interest and Fiduciary Duties.”

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

Brookfield Infrastructure Partners         89

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

The units of Brookfield Infrastructure to be issued under the equity commitment will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.”

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

Redemption-Exchange Mechanism

At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redemption-Exchange Units (as hereinafter defined) will have the right to require

90        Brookfield Infrastructure Partners

Brookfield Infrastructure to redeem all or a portion of the Redemption-Exchange Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of Brookfield Infrastructure held by whollyowned subsidiaries of Brookfield will likely be financed by a public offering of our units.

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

Incentive Distributions

Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interest in Brookfield Infrastructure. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure’s limited partnership agreement. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Distributions.”

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

For example, in conjunction with the consortium arrangements in respect of our Canadian timber operations and our Chilean transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from Brookfield Infrastructure pursuant to Brookfield Infrastructure’s limited partnership agreement. See Item 6.A “Directors and Senior Management—Our Master Services Agreement.”

In addition, operations, maintenance and corporate services will continue to be provided to the Ontario transmission operations by Brookfield on an outsourced—cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation. Other services may also be provided to us under arrangements that are on market terms and conditions, such as participation in Brookfield’s group insurance and purchase programs, as described under “—Other Services.”

Brookfield Infrastructure Partners         91

General Partner Distributions

Pursuant to our limited partnership agreement, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement.”

Pursuant to the limited partnership agreement of Brookfield Infrastructure, Infrastructure GP LP is entitled to receive a general partner distribution from Brookfield Infrastructure equal to a share of the total distributions of Brookfield Infrastructure in proportion to the Infrastructure GP LP’s percentage interest in Brookfield Infrastructure which, immediately following the spin-off, was equal to 1% of the total distributions of Brookfield Infrastructure. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distribution.”

Distribution Reinvestment Plan

Brookfield Infrastructure has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan. In addition, subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. While our partnership has not yet adopted a distribution reinvestment plan, the following is a summary description of the principal terms of the plan our partnership intends to adopt.

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

92        Brookfield Infrastructure Partners

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

Brookfield Infrastructure will have a corresponding distribution reinvestment plan in respect of distributions made to our partnership and Brookfield. Brookfield Infrastructure’s distribution reinvestment plan may be implemented prior to our partnership adopting its distribution reinvestment plan. Our partnership does not intend to reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure pursuant to Brookfield Infrastructure’s distribution reinvestment plan. The units of Brookfield Infrastructure to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Redemption-Exchange Mechanism.”

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner’s Bye-laws, Brookfield Infrastructure’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management—Our Master Services Agreement,” Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability” and Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement—Indemnification; Limitations of Liability.”

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

Brookfield Infrastructure Partners         93

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

94        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         95

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

7.C	INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please see Item 18 below for additional information required to be disclosed under this Item.

8.B	SIGNIFICANT CHANGES

Please see Item 3 “Key Information,” Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects” for additional information.

96        Brookfield Infrastructure Partners

ITEM 9.	THE OFFER AND LISTING

9.A	LISTING DETAILS

The following table sets forth the high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
January 31, 2008 to March 31, 2008	$21.60	$14.60
April 1, 2008 to June 30, 2008	$21.00	$16.95
July 1, 2008 to September 30, 2008	$19.81	$15.00
October 1, 2008 to October 31, 2008	$16.55	$9.47
November 1, 2008 to November 30, 2008	$16.17	$9.82
December 1, 2008 to December 31, 2008	$12.20	$10.22
January 1, 2009 to January 31, 2009	$15.00	$11.30
February 1, 2009 to February 28, 2009	$14.30	$11.23
March 1, 2009 to March 31, 2009	$14.31	$7.15
April 1, 2009 to April 24, 2009	$14.01	$11.51

9.B	PLAN OF DISTRIBUTION

Not applicable.

9.C	MARKET

Our units are listed on the NYSE under the symbol “BIP”.

9.D	SELLING SHAREHOLDERS

Not applicable.

9.E	DILUTION

Not applicable.

9.F	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A	SHARE CAPITAL

Not applicable.

10.B	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Brookfield Infrastructure Partners         97

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risk Relating to Our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

Formation and Duration

Our partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “—Issuance of Additional Partnership Interests.” In this description, references to “holders of our partnership interests” and our “unitholders” are to our limited partners and references to our limited partners include holders of our units.

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

Our Units

Our units are limited partnership interests in our partnership. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described below under “—Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of our units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership.

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

98        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         99

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

No Management or Control

Our partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under “—Amendment of Our Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of Our Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

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

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our Managing General Partner to provide such consents. Only those holders of partnership interests on the record date established by our Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

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

100        Brookfield Infrastructure Partners

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

•	a change in our partnership’s fiscal year and related changes, or

•	any other amendments substantially similar to any of the matters described directly above.

Brookfield Infrastructure Partners         101

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

Opinion of Counsel and Limited Partner Approval

Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under “—Merger, Sale or Other Disposition of Assets”) will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under “—Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of our partnership’s limited partners.

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

102        Brookfield Infrastructure Partners

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

Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “—Withdrawal of Our Managing General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our Managing General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

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

Brookfield Infrastructure Partners         103

Upon the withdrawal of our Managing General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See “—Termination and Dissolution” above.

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

104        Brookfield Infrastructure Partners

Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts policy. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

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

Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under “—Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “—Indemnification; Limitation on Liability.”

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

Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

Brookfield Infrastructure Partners         105

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

106        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         107

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

In connection with the spin-off, Brookfield Infrastructure issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redemption-Exchange Units, were issued to wholly-owned subsidiaries of Brookfield. Redemption-Exchange Units are identical to the limited partnership units held by our partnership, except as described below under “—Distributions” and “—No Management or Control” and except that they have the right of redemption described below under the heading “—Redemption-Exchange Mechanism.”

Issuance of Additional Partnership Interests

Infrastructure GP LP has broad rights to cause Brookfield Infrastructure to issue additional partnership interests and may cause Brookfield Infrastructure to issue additional partnership interests (including new classes

108        Brookfield Infrastructure Partners

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

•	third, 85% of any available cash then remaining to the owners of Brookfield Infrastructure’s partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until

Brookfield Infrastructure Partners         109

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

110        Brookfield Infrastructure Partners

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

Limited partners are not entitled to vote on matters relating to Brookfield Infrastructure, although holders of units are entitled to consent to certain matters as described under “—Amendment of Brookfield Infrastructure’s Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of Brookfield Infrastructure’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of Brookfield Infrastructure then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

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

Brookfield Infrastructure Partners         111

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

112        Brookfield Infrastructure Partners

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

Opinion of Counsel and Limited Partner Approval

The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to Brookfield Infrastructure’s limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with Brookfield Infrastructure’s limited partnership agreement) will become effective without the approval of holders of at least 90% of Brookfield Infrastructure’s units, unless it obtains an opinion of counsel to the effect that the amendment will not cause Brookfield Infrastructure to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Infrastructure GP LP has not made the election described below under “—Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of Brookfield Infrastructure’s limited partners.

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

Brookfield Infrastructure Partners         113

Dissolution

Brookfield Infrastructure shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the Infrastructure GP LP, with the approval of a majority of the members of the independent directors of our Managing General Partner, that in the opinion of the Infrastructure GP LP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of Brookfield Infrastructure; (ii) the election of the Infrastructure GP LP if Brookfield Infrastructure, as determined by the Infrastructure GP LP, is required to register as an “investment company” under the U.S. Investment Company Act or similar legislation in other jurisdictions; (iii) the date that the Infrastructure GP LP withdraws from the our partnership (unless Brookfield becomes the general partner of Brookfield Infrastructure as described below under “—Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of Brookfield Infrastructure or an order to wind up or liquidate the Infrastructure GP LP; and (v) the date on which the Infrastructure GP LP decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of Brookfield Infrastructure’s assets in a single transaction or series of transactions.

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

Withdrawal of the General Partner

The Infrastructure GP LP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of the Infrastructure GP LP, the holders of a majority of the voting power of outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, Brookfield Infrastructure will be dissolved, wound up and liquidated. See “—Dissolution” above.

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

114        Brookfield Infrastructure Partners

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

Brookfield Infrastructure’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under “—Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, or any other holding vehicle established by Brookfield Infrastructure. Such business interests, activities and engagements will be

Brookfield Infrastructure Partners         115

deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, and any other holding vehicle established by Brookfield Infrastructure (or any of their respective investors), and shall be deemed not to be a breach of the Infrastructure General Partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, any other holding vehicle established by Brookfield Infrastructure or any other person shall have any rights by virtue of Brookfield Infrastructure’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by Brookfield Infrastructure as described below under “—Indemnification; Limitations on Liability.”

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

116        Brookfield Infrastructure Partners

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

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us within the past two years:

1.	the Acquisition Agreements: Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.; Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited; Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation; Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation; English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participações Ltda.; and Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP;

2.	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.;

3.	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others described under Item 6.A “Directors and Senior Management—Our Master Services Agreement”;

4.	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others described under Item 7.B “Related Party Transactions—Relationship Agreement”;

5.	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P. described under Item 7.B “Related Party Transactions—Equity Commitment and Other Financing”;

Brookfield Infrastructure Partners         117

6.	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;

7.	the licensing agreements described under the heading Item 7.B “Related Party Transactions—Licensing Agreement”: Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc. and Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.;

8.	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement”;

9.	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B “Memorandum and Articles of Association—Description of Brookfield Infrastructure’s Limited Partnership Agreement”;

10.	Agreement Relating to the Indirect Acquisition of Longview, dated December 4, 2007, between Brookfield Infrastructure Corporation and Brookfield Asset Management Inc. described under Item 7.B “Related Party Transactions—Longview Acquisition Agreement”; and

11.	Credit Agreement, dated June 13, 2008, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc described under Item 5 “Operating and Financial Review and Prospects—Managements Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Senior Secured Credit Facility.”

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

118        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         119

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

If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss and deduction would be reflected only on our partnership’s tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, that is effectively connected with a United States trade or business. Moreover, under certain circumstances, our partnership may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and U.S. Holders would be subject to the rules applicable to PFICs discussed below. See “—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Subject to the PFIC rules discussed below, distributions made to a U.S. Holder would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation (if such distributions are made in respect of our units traded on the NYSE or if certain other requirements are satisfied), to the extent of our partnership’s current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the U.S. Holder’s tax basis in our units, or as taxable capital gain, after the U.S. Holder’s basis is reduced to zero. In addition, dividends, interest and certain other passive income that our partnership receives with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders (other than certain corporate U.S. Holders who own 10% or more of our units) would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income). Accordingly, treatment of our partnership as a corporation could materially reduce our unitholders’ after-tax returns and, thus, could result in a substantial reduction of the value of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership’s U.S. assets equalled income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. It is not expected that our partnership’s U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

120        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         121

spinoff) plus your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary,” tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units in our partnership (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of the units you owned prior to the acquisition of such additional units. The amount you pay to acquire additional units cannot be “traced” to the additional units so acquired. Certain consequences of your “unitary” tax basis are discussed in greater detail below in “Special Considerations for Purchasers of Additional Units.”

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

122        Brookfield Infrastructure Partners

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

Gain or loss recognized by you on the sale or exchange by you of your units will generally be taxable as capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year on the date of such sale or exchange. Under certain circumstances, your gain or loss may be long-term capital gain or loss, in part, and short-term capital gain or loss, in part, under the “split” holding period rules discussed below in “Special Considerations for Purchasers of Additional Units.” Assuming you have not elected to treat your share of our interest in any PFICs in which we may invest as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership holds debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables.” The deductibility of capital losses is subject to limitations.

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

Brookfield Infrastructure Partners         123

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

124        Brookfield Infrastructure Partners

Uniformity of Our Units

Because we can not match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of U.S. Treasury Regulations under Sections 743 of the U.S. Internal Revenue Code to our partnership’s Section 743(b) adjustments, the determination that our partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of the units or the time when the units are issued by our partnership) through the application of certain tax accounting principles that we believe are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

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

A PFIC is defined as any foreign corporation with respect to which (after applying the applicable look through rules under 1297(c) of the U.S. Internal Revenue Code) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce “passive income.” There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is as to any person with an interest in such corporation at any time in which it was a PFIC, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain “excess distributions” by the PFIC, is treated as though realized ratably over the shorter of your holding period of your units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and dividends paid by a PFIC are not eligible for the preferential tax rate in the hands of individuals who would otherwise be eligible for the preferential tax rate for dividends. In addition, an interest charge would be imposed on you based on the tax treated as deferred from prior years.

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

Brookfield Infrastructure Partners         125

such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of your proportionate share of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of your proportionate share of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election. Although we may in the future acquire PFICs which are publicly traded foreign companies, it is not expected that interests in any of our current operations will be publicly traded. Thus, you would not be eligible to make a mark-to-market election in respect of your indirect ownership interest in any of our operating entities. With the exception of our social infrastructure operations, based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, we do not believe that any of the operating entities or any of the Holding entities is or is likely to become a PFIC. Although we do not otherwise intend to invest significant amounts in PFICs, there can be no assurance that a current or future investment will not be or become a PFIC or that an investment in PFIC stock will be eligible for the “mark-to-market” election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See “—Investment Structure”, below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary for you to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize amounts that you must treat as excess distributions with respect to any such entity. However, because we cannot assure you that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above (See also “Sale or Exchange of Our Units,” above), we urge you to consider timely filing a QEF election with respect to each entity we are able to identify as a PFIC and for which we are able to provide the necessary information for the first year we hold an interest in such entity.

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

126        Brookfield Infrastructure Partners

United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in our partnership.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with a Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders may be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you may be entitled to a refund of such taxes. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

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

Brookfield Infrastructure Partners         127

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

128        Brookfield Infrastructure Partners

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

In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount on certain U.S. source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each non-U.S. Holder is required to provide us with a Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our unitholders. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. As such, if you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a passthrough entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

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

Brookfield Infrastructure Partners         129

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

130        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         131

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

132        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         133

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

Recently enacted rules (referred to herein as the SIFT Rules) will significantly change the taxation of most publicly traded trusts and partnerships and distributions or allocations, as the case may be, from these entities to their investors. Under the SIFT Rules, a “Canadian resident partnership” (within the meaning of the SIFT Rules), the units of which are listed or traded on a stock exchange or other “public market” (within the meaning of the SIFT Rules), and that holds one or more “non-portfolio properties” (within the meaning of the SIFT Rules), or a SIFT Partnership, would be taxed on the income (other than taxable dividends) or capital gains from such properties and on income from businesses carried on by the SIFT Partnership in Canada at a combined tax rate similar to that of a corporation, and allocations of such income to the partners would be taxed as dividends from a taxable Canadian corporation. This summary assumes that our partnership and Brookfield Infrastructure will at no relevant time be a SIFT Partnership on the basis that our partnership and Brookfield Infrastructure are not Canadian resident partnerships. There can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

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

134        Brookfield Infrastructure Partners

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

Brookfield Infrastructure Partners         135

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross up and tax credit for eligible dividends when the dividend received by Brookfield Infrastructure is designated as an eligible dividend.

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

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. Pursuant to recent amendments made by the “Fifth Protocol” to the Canada—U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context.

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

136        Brookfield Infrastructure Partners

assurance can be given in this regard. However, unitholders may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that could be affected by the REOP Proposals.

The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposals may not differ significantly from the REOP Proposals described herein. On November 9, 2006, the Minister of Finance (Canada) introduced revised proposed amendments to the Tax Act relating to foreign investment entities, referred to as the FIE Proposals, that will, if enacted, apply to taxation years that begin after 2006. In the 2009 Federal Budget the government announced it was reviewing the FIE Proposals in light of submissions it had received. Each of the defined terms used in this paragraph are as defined in the FIE Proposals. The FIE Proposals generally require a taxpayer (other than an “exempt taxpayer” as defined in the FIE Proposals) that holds a “participating interest” (other than an “exempt interest”) in a “foreign investment entity” to include in income annually as income from property an amount determined by multiplying the “designated cost” of the participating interest by the prescribed rate of interest under the Tax Act from time-to-time unless the taxpayer makes a valid election to use either the “accrual method” or the “mark-to-market” method (which election is unlikely to be available in the case of our partnership or Brookfield Infrastructure because of the nature of their investments). Under the FIE Proposals, our units will be an exempt interest and therefore will not be subject to the FIE Proposals. Our partnership’s interest in Brookfield Infrastructure will also be an exempt interest.

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

Brookfield Infrastructure Partners         137

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

Eligibility for Investment

Units of our partnership should be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds, registered

138        Brookfield Infrastructure Partners

education savings plans, registered disability savings plans and, commencing in 2009, tax-free savings accounts provided that our units are listed on a designated stock exchange (which would include the NYSE). In certain limited circumstances Units of our partnership might not be a qualified investment. You should consult with a tax advisor in respect of your ownership of Units of our partnership.

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

Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. Pursuant to recent amendments made by the “Fifth Protocol” to the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context.

Brookfield Infrastructure Partners         139

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

140        Brookfield Infrastructure Partners

10.I   SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

See the information contained in this Form 20-F under Item 5 “Operating and Financial Review and Prospects.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Brookfield Infrastructure Partners         141

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2008, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

142        Brookfield Infrastructure Partners

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Managing General Partner’s board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise and that he is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission and is independent within the meaning of the rules of the NYSE. Our Managing General Partner’s Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

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

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the periods ended December 31, 2007 and 2008.

	December 31, 2008		December 31, 2007
THOUSANDS	USD	%	USD	%
Audit fees	$878	100%	$200	100%
Tax fees	—	—	—	—
Audit-related fees	—	—	—	—

Total	$878	100%	$200	100%

The audit committee of the Managing General Partner pre-approves all audit and non-audit services provided to our partnership and Brookfield Infrastructure by Deloitte & Touche LLP. In connection with the original registration statement all fees paid to Deloitte & Touche LLP were paid by Brookfield Asset Management Inc., and as such have not been disclosed by our partnership.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

Brookfield Infrastructure Partners         143

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Our partnership may from time-to-time, subject to applicable law, purchase our units for cancellation in the open market, provided that any necessary approval has been obtained.

Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.

On November 3, 2008, our Managing General Partner’s board of directors authorized our partnership to purchase for cancellation up to $25 million of our units though the facilities of NYSE, subject to a regulatory limit of 1,167,043 Units in the aggregate. Such purchases are authorized for the period beginning on November 10, 2008 and ending on November 9, 2009, or earlier should our partnership complete its purchases prior to such date. All such purchases are subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. The following table sets forth the number of units of our partnership purchased and cancelled pursuant to the above program for the periods indicated.

Period	Total number of units purchased	Average price paid per unit (US$)	Total number of units purchased as part of publicly announced plans or programs	Approximate dollar value of units that may yet be purchased under the program (US$ MILLIONS)
November 10, 2008 to November 30, 2008	52,300	$11.02	52,300	$24.4
December 1, 2008 to December 31, 2008	128,302	11.06	128,302	23.0
January 1, 2009 to January 31, 2009	Nil	N/A	Nil	N/A
February 1, 2009 to February 28, 2009	91,100	12.80	91,100	21.8
March 1, 2009, to March 31, 2009	582,900	11.28	582,900	15.3

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate practices are not materially different than those required of domestic companies under the NYSE listing standards.

144        Brookfield Infrastructure Partners

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our Partnership’s Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our Partnership’s registration statement was filed with the SEC under File No. 1-33632).

1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

2.1	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P.—incorporated by reference to Exhibit 2.1 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.1	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our Partnership’s Registration Statement on Form 20-F/A filed December 18, 2007.

4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others—incorporated by reference to Exhibit 4.2 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.5 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.6	Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.6 to our Partnership’s Registration Statement on Form 20-F filed July 31, 2007.

4.7	Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.8 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

Brookfield Infrastructure Partners         145

Number	Description
4.8	Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.—incorporated by reference to Exhibit 4.9 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.9	Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited—incorporated by reference to Exhibit 4.10 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.10	Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation—incorporated by reference to Exhibit 4.11 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.11	Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation—incorporated by reference to Exhibit 4.12 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.12	English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participações Ltda.—incorporated by reference to Exhibit 4.13 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.13	Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP—incorporated by reference to Exhibit 4.14 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.14	Agreement Relating to the Indirect Acquisition of Longview, dated December 4, 2007, between Brookfield Infrastructure Corporation and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.15 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.15	Credit Agreement, dated June 13, 2008, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc.—incorporated by reference to Exhibit 4.16 to our Partnership’s Annual Report on Form 20-F filed June 30, 2008 (with regard to applicable cross-references in this report, our Partnership’s Annual Report on Form 20-F filed on June 30, 2008 was filed with the SEC under File No. 001-33632).

4.16	Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated June 13, 2008 by Brookfield Infrastructure General Partner Limited—incorporated by reference to Exhibit 4.17 to our Partnership’s Annual Report on Form 20-F filed June 30, 2008.

4.17	Amendment to Amended and Restated Limited Partnership Agreement, dated June 13, 2008 by Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 4.18 to our Partnership’s Annual Report on Form 20-F filed June 30, 2008.

12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*

13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

*	Filed electronically herewith.

146        Brookfield Infrastructure Partners

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

Dated: April 24, 2009	By:	/S/ ALEX ERSKINE
	Name:	Alex Erskine
	Title:	Director

Brookfield Infrastructure Partners         147

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2008 and December  31, 2007 and for the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

F-2

Audited Consolidated and Combined Financial Statements of Brookfield Infrastructure L.P. as of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006	F-12

Audited Consolidated Financial Statements of ETC Holdings Ltd. and Subsidiaries as of and for the years ended December 31, 2008 and December 31, 2007	F-29

Audited Consolidated Financial Statements of Island Timberlands Limited Partnership as of and for the years ended December 31, 2008 and December 31, 2007	F-61

Audited Consolidated Financial Statements of Longview Timber Holdings, Corp. as of December  31, 2008 and December 31, 2007 and for the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007

F-80

Brookfield Infrastructure Partners         F-1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2008 and December 31,2007 and for the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007.

F-2        Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We have audited the accompanying balance sheets of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of December 31, 2008 and 2007, and the related statements of operations, other comprehensive income, accumulated other comprehensive income, partnership capital and of cash flows for the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2009 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

Deloitte & Touche LLP

Toronto, Canada

March 15, 2009

Brookfield Infrastructure Partners         F-3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the year ended December 31, 2008 of the Partnership and our report dated March 15, 2009 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Deloitte & Touche LLP

Toronto, Canada

March 15, 2009

F-4        Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2008 and 2007

BALANCE SHEETS

US$ MILLIONS	2008	2007
ASSETS
Equity accounted investment (Note 3)	$546.5	$544.7

Total assets	546.5	544.7

Liabilities and partnership capital
Accumulated other comprehensive income	8.6	1.3
Partnership capital (Note 4)	537.9	543.4

Total liabilities and partnership capital	$546.5	$544.7

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

STATEMENTS OF OPERATIONS

US$ MILLIONS (EXCEPT PER UNIT INFORMATION)	2008	2007(1)
Earnings from equity accounted investment	$16.8	$0.7

Net income	$16.8	$0.7

Earnings per unit (Note 5)
Basic and diluted	$0.72	$—

(1)	Figures are since inception, May 21, 2007.

The accompanying notes are an integral part of these financial statements.

F-6        Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

STATEMENTS OF OTHER COMPREHENSIVE INCOME

US$ MILLIONS	2008	2007
Net income	$16.8	$0.7

Other comprehensive income (loss)
Foreign currency translation (loss) gain	(42.2)	1.3
Net gains on related hedging items	49.5	—

Other comprehensive income	7.3	1.3

Comprehensive income	$24.1	$2.0

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

US$ MILLIONS	2008	2007
Accumulated other comprehensive income, opening	$1.3	$—
Other comprehensive income	7.3	1.3

Accumulated other comprehensive income, closing	$8.6	$1.3

STATEMENTS OF PARTNERSHIP CAPITAL

US$ MILLIONS	2008	2007
Partnership capital, opening	$543.4	$542.7
Repurchase of units during the period	(2.0)	—
Distributions to unitholders	(20.3)	—
Net income for the period	16.8	0.7

Partnership capital, closing	$537.9	$543.4

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

STATEMENTS OF CASH FLOWS

US$ MILLIONS	2008	2007
Operating activities
Net income	$16.8	$0.7
Distributions from equity accounted investment	22.3	—
Adjustments for non-cash items:
Earnings from equity accounted investment	(16.8)	(0.7)

Cash from operating activities	22.3	—

Financing activities
Distributions to unitholders	$(20.3)	$—
Repurchase of units during the year	(2.0)	—

Cash used in financing activities	$(22.3)	$—

Cash and equivalents
Change during the period	—	—
Balance, beginning of period	—	—

Balance, end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

F-8        Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the year ended December 31, 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

NOTES TO FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “Partnership” or “BIP”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 60% interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), a partnership that has interests in electricity transmission, timber and social infrastructure operations in North and South America, United Kingdom and Australia. Effective January 31, 2008, BIP’s limited partnership units have traded under the symbol “BIP” on the NYSE.

Because BIP does not hold a controlling interest in Brookfield Infrastructure and because of the Financial Accounting Standards Board (“FASB”) Interpretation No. 46, (Revised December 2003), Consolidation of Variable Interest Entities (“FIN”) 46 (R), BIP does not consolidate the results of operations, assets or liabilities of Brookfield Infrastructure. The consolidated financial statements of Brookfield Infrastructure are included elsewhere within this annual report and should be read in conjunction with BIP’s financial statements.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the financial position and results of operations for BIP on the basis that its investment in Brookfield Infrastructure is accounted for on an equity accounting basis.

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

Investments

Investments in operations in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for the Partnership’s proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment.

The Partnership accounts for its investment in Brookfield Infrastructure, over which it has significant influence, under the equity method.

Investment Valuation

The Partnership recognizes an impairment charge when a decline in the fair value of its investments below their carrying values is judged to be other-than-temporary. The Partnership considers various factors in

Brookfield Infrastructure Partners         F-9

determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Partnership’s cost basis, the financial condition and near-term prospects of the investee, and the Partnership’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

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

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Recently Adopted Accounting Standards

i)	SFAS 157, “Fair Value Measurements”

Fair Value Measurements. In September 2006, the FASB issued SFAS 157, “Fair Measurements” (“SFAS 157”). SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

The Company adopted SFAS 157 on January 1, 2008, on a prospective basis, as required for financial assets and financial liabilities.

3.	EQUITY ACCOUNTED INVESTMENTS

The Partnership’s net investment in equity accounted entities includes the following:

	Ownership %	Book Value December 31
US$ MILLIONS		2008	2007
Brookfield Infrastructure L.P.	60%	$546.5	$544.7

F-10        Brookfield Infrastructure Partners

4.	PARTNERSHIP CAPITAL

During 2008 the number of issued and outstanding Partnership units changed as follows:

	2008
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Value	Units
Outstanding at beginning of period	$543.4	23,340,871
Repurchase of units during the period	(2.0)	(180,602)
Distributions to unitholders	(20.3)	—
Net income for the period	16.8	—

Outstanding at end of period	$537.9	23,160,269

5.	EARNINGS PER UNIT

The components of basic and diluted earnings per unit are summarized in the following table:

US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	2008
Net income	$16.8
Weighted average units outstanding—basic	23,330,631
Unexercised dilutive options	—

Weighted average units outstanding—diluted	23,330,631

Brookfield Infrastructure Partners         F-11

BROOKFIELD INFRASTRUCTURE L.P.

As of December 31, 2008 and December 31, 2007 and for the years ended December 31, 2008, 2007 and 2006.

F-12        Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure L.P.:

We have audited the accompanying consolidated and combined balance sheets of Brookfield Infrastructure L.P. and subsidiaries (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated and combined statements of operations, other comprehensive income, accumulated other comprehensive income, retained earnings and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure L.P. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated and combined financial statements, on March 12, 2008, the Partnership acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited. This transaction was accounted for as a reorganization of entities under common control, and therefore the financial statements have been presented giving retroactive effect to the transaction for all periods presented.

Independent Registered Chartered Accountants

Licensed Public Accountants

Deloitte & Touche LLP

Toronto, Canada

March 15, 2009

Brookfield Infrastructure Partners         F-13

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED BALANCE SHEETS

US$ MILLIONS	As of December 31, 2008	As of December 31, 2007
Assets
Current assets
Cash and cash equivalents	$9.2	$221.3
Accounts receivable and other	53.6	9.2

Total current assets	62.8	230.5
Cost accounted investments	195.2	195.2
Equity accounted investments (Note 3)	716.8	505.8
Property, plant and equipment (Note 4)	174.0	210.6
Other assets	12.5	2.8
Deferred taxes	13.0	13.0

	$1,174.3	$1,157.9

Liabilities and partnership capital
Current liabilities
Accounts payable and other liabilities	$6.9	$18.9

	6.9	18.9
Corporate borrowings (Note 5)	139.5	—
Non-recourse borrowings (Note 6)	97.6	115.0
Deferred tax liabilities	10.4	19.5
Preferred shares (Note 12)	20.0	20.0

	274.4	173.4
Redeemable partnership units (Note 7)	169.3	354.2
Partnership capital
Retained earnings	157.0	22.4
Accumulated other comprehensive income	33.6	21.5
Partnership units (Note 7)	540.0	586.4

	$1,174.3	$1,157.9

The accompanying notes are an integral part of these financial statements.

F-14        Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31
US$ MILLIONS	2008	(Note 2) 2007	(Note 2) 2006
Revenue	$32.9	$33.1	$30.7
Cost of revenue (exclusive of depreciation expense)	(2.6)	(1.1)	(1.3)
Depreciation expense	(7.7)	(7.2)	(6.2)

Gross margin	22.6	24.8	23.2
Selling, general and administrative expenses	(18.7)	(4.4)	(3.8)
Dividend income	14.3	0.5	—
Other income (loss)	0.9	(0.4)	(0.3)

	19.1	20.5	19.1
Interest expense	(12.9)	(6.9)	(5.8)

Net income before below noted items	6.2	13.6	13.3
Income tax expense	(1.5)	(4.4)	(4.4)
Deferred tax (expense) recovery	(1.9)	10.6	1.5
Earnings (losses) from equity accounted investments	25.2	(7.8)	—

Net income	$28.0	$12.0	$10.4

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-15

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS

OF OTHER COMPREHENSIVE INCOME

	Years ended December 31
US$ MILLIONS	2008	(Note 2) 2007	(Note 2) 2006
Net income	$28.0	$12.0	$10.4

Other comprehensive income (loss)
Foreign currency translations (losses) gains on the net investment in self-sustaining operations	(70.4)	12.7	(0.7)
Net gains on related hedging items	82.5	—	—

Other comprehensive income (loss)	12.1	12.7	(0.7)

Comprehensive income	$40.1	$24.7	$9.7

CONSOLIDATED AND COMBINED STATEMENTS

OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	Years ended December 31
US$ MILLIONS	2008	(Note 2) 2007	(Note 2) 2006
Accumulated other comprehensive income, opening	$21.5	$8.8	$9.5
Other comprehensive income (loss)	12.1	12.7	(0.7)

Accumulated other comprehensive income, closing	$33.6	$21.5	$8.8

CONSOLIDATED AND COMBINED STATEMENTS OF RETAINED EARNINGS

	Years ended December 31
US$ MILLIONS	2008	(Note 2) 2007	(Note 2) 2006
Retained earnings, opening	$22.4	$14.2	$3.8
Net income for the period	28.0	12.0	10.4
Fair value adjustment on redeemable partnership units (Note 7)	184.9	—	—
Adjustment related to acquired entity (Note 7)	(44.4)	—	—
Distributions to unitholders	(33.9)	—	—
Distribution from operations	—	(3.8)	—

Retained earnings, closing	$157.0	$22.4	$14.2

The accompanying notes are an integral part of these financial statements.

F-16        Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31
US$ MILLIONS	2008	(Note 2) 2007	(Note 2) 2006
Operating activities
Net income	$28.0	$12.0	$10.4
Adjustment for non-cash items:
Deferred tax recovery	1.9	(10.6)	(1.5)
(Earnings) losses from equity accounted investments	(25.2)	7.8	—
Depreciation	7.7	7.2	6.2
Change in non-cash working capital	(6.6)	(0.4)	4.3

Cash from operating activities	5.8	16.0	19.4

Investing activities
Additional investment in Transelec (Note 8)	(134.9)	—	—
Acquisition of Ontario Transmission (Note 8)	(93.6)	—	—
Investment in BGTF (Note 8)	(92.8)	—	—
Acquisition of PPP assets (Note 8)	(12.3)	—	—
Additional investment in Longview	(10.5)	—	—
Additions to property, plant and equipment	(8.2)	(16.8)	(16.9)
Increase in non-recourse borrowings	4.0	—	—
Proceeds from hedge settlement (Note 11)	26.8	—	—

Cash used in investing activities	(321.5)	(16.8)	(16.9)

Financing activities
Corporate borrowings	139.5	—	—
Cash contribution upon spin off	—	197.9	—
Issuance of preferred shares	—	20.0	—
Distributions to unitholders	(33.9)	—	—
Repurchase of units	(2.0)	—	—

Cash from financing activities	103.6	217.9	—

Cash and cash equivalents
Change during the year	$(212.1)	$217.1	$2.5
Balance, beginning of year	221.3	4.2	1.7

Balance, end of year	$9.2	$221.3	$4.2

Cash interest paid	$12.4	$7.1	$6.7

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-17

BROOKFIELD INFRASTRUCTURE L.P.

For the years ended December 31, 2008, 2007 and 2006

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in electricity transmission, timber and social infrastructure operations in North and South America, United Kingdom and Australia.

In May 2007, Brookfield Asset Management Inc. (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “Spin-off”). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. (“BIP”), a limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements reflect Brookfield Infrastructure’s accounting for the following investments on the equity accounting basis:

•	17.8% interest in Transelec Chile S.A., or Transelec, the Chilean transmission operations, which were acquired by Brookfield in June 2006.

•	23% interest in Longview Timber Holdings Corp., or Longview, the US timber operations, which were acquired by Brookfield in April 2007.

•	37.5% interest in Island Timberlands Limited Partnership, or Island, the Canadian timber operations, which were acquired by Brookfield in May 2007.

•	9.1% interest in the Brookfield Global Timber Fund L.P., or BGTF, which is a fund established by Brookfield in November 2008, whose sole material asset is an investment Longview.

•

30% interest in Peterborough Hospital, UK and a 50% interest in Long Bay Forensic and Prison Hospitals, Australia, respectively, both of which are Public Private Partnerships (“PPP”). Brookfield Infrastructure acquired the interest in the two social infrastructure PPP’s during the year which were previously joint venture investments of a Brookfield company.

Brookfield Infrastructure also has an interest in a group of transmission lines in Brazil, Transmissoras Brasileiras de Energia, commonly referred to as TBE. The investment reflects the direct investment in five Brazilian transmission companies with ownership percentages ranging from 7% to 18%, which is currently being accounted for under the cost accounting basis.

On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), (“the Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to

F-18        Brookfield Infrastructure Partners

a pooling of interests, resulting in the 2007 and 2006 financial statements being prepared on a combined basis. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of the Ontario Transmission operations for all periods presented.

The following table illustrates our policy used to account for our significant investments:

METHOD OF ACCOUNTING AT DECEMBER 31, 2008	Ownership %	Method
Ontario Transmission	100.0%	Consolidation
Transelec	17.8%	Equity
Longview	23.0%	Equity
Island Timberlands	37.5%	Equity
BGTF (Note 8)	9.1%	Equity
PPP	30% – 50%	Equity
TBE	7.0% – 18.0%	Cost

These financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

All figures are presented in millions of United States Dollars unless otherwise noted.

Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts will differ from those estimates used in the preparation of these financial statements. Investment valuation and income taxes are the primary areas where management has made estimates and assumptions.

Investments

Investments in operations in which Brookfield Infrastructure does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for Brookfield Infrastructure’s proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment.

Investment Valuation

Brookfield Infrastructure recognizes an impairment charge when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. Brookfield Infrastructure considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Brookfield Infrastructure’s cost basis, the financial condition and near-term prospects of the investee, and Brookfield Infrastructure’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Income Taxes

Income taxes are recognized using the asset and liability approach. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and

Brookfield Infrastructure Partners F-19

liabilities, and any valuation allowance recorded against the net deferred tax assets. Brookfield Infrastructure accounts for deferred taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

Foreign Currency Translation and Transactions

The U.S. dollar is Brookfield Infrastructure’s functional and reporting currency. Foreign currency denominated monetary assets and liabilities of Brookfield Infrastructure where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on the translation of these items are included in the statement of operations.

The Ontario Transmission business’ functional and reporting currency is the Canadian dollar. Ontario Transmission’s monetary assets and liabilities, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gain or losses on the translation of these items are included in the statement of operations.

Cash and Cash equivalents

Brookfield Infrastructure considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Dividend income is recognized on the ex-dividend date.

The Ontario Transmission operations business recognizes revenue on an accrual basis, when electricity is wheeled, at the regulated rate established by the Ontario Electricity Board.

Derivative Financial Instruments

Brookfield Infrastructure selectively utilizes derivative financial instruments to manage financial risks primarily relating to foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in income in the period the changes occur.

F-20 Brookfield Infrastructure Partners

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including costs of acquisition incurred by the Ontario Transmission operations business, less accumulated depreciation. The cost of the property, plant and equipment is depreciated over the estimated service lives of the assets as follows:

	Method	Rate
Buildings	Straight-line	40 years
Transmission stations, towers and related fixtures	Straight-line	25 to 40 years
Other equipment	Straight-line	5 to 40 years

Construction work in progress is not depreciated until the assets are put into service.

Capitalization of Interest

Interest on funds used in construction is charged to construction work in progress at the prescribed rate of return applicable to the rate base.

Recently Adopted Accounting Standards

i)	SFAS 157, “Fair Value Measurements”

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Based on observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Brookfield Infrastructure adopted SFAS 157 on January 1, 2008, on a prospective basis, as required for financial assets and financial liabilities.

The following table presents additional information about the Partnership’s financial assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2008.

	Recurring Fair Value Measurement
US$ MILLIONS	Level 2	Total
Accounts receivable and other	$43.6	$43.6
Redeemable Partnership units	169.3	169.3

Future Accounting Policies

ii)

SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASF Statement 133 In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”). SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the

Brookfield Infrastructure Partners F-21

fair values, gains and losses of derivatives; as well as credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Partnership has adopted this standard effective January 1, 2009.

iii)	SFAS 141(R), “Business Combinations” and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”), replacing SFAS 141. SFAS 141(R) established principles and requirements for how the acquirer of a business recognizes and measures (in its financial statements) the identifiable assets acquired, the liabilities assumed, and any non controlling interest in the acquiree. SFAS 141(R) also provides guidance for recognizing and measuring goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Brookfield Infrastructure is currently evaluating the impact of the adoption of SFAS 141(R) on its Financial Statements.

3.	EQUITY ACCOUNTED INVESTMENTS

Brookfield Infrastructure’s net investment in equity accounted entities includes the following:

	December 31, 2008		December 31, 2007
US$ MILLIONS	Ownership %	Book Value	Ownership %	Book Value
Transelec	17.8%	$222.9	10.7	$128.4
Longview(1)	23.0%	205.9	30.0	212.9
Island Timberlands	37.5%	182.8	37.5	164.5
BGTF	9.1%	92.6	—	—
PPP	30% – 50%	12.6	—	—

		$716.8		$505.8

(1)	Includes equity interest and a shareholder loan.

The following tables presents certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

	Years ended December 31
US$ MILLIONS	2008	2007(1)
Gross revenue	$706.7	$39.3
Costs and expense applicable to gross revenue	(294.1)	(20.1)

Gross margin	412.6	19.2
Investment income	8.3	16.5
Cash taxes	(1.4)	—
Interest expense	(176.5)	(29.6)

	243.0	6.1
Depreciation, depletion and amortization	(180.6)	(12.9)
Deferred taxes and other	51.5	(27.0)

Net income (loss)	$113.9	$(33.8)

(1)	Includes result for the period from November 27, 2007 to December 31, 2007.

F-22 Brookfield Infrastructure Partners

	As at December 31
US$ MILLIONS	2008	2007
Current assets	$596.9	$251.7
Non-current assets	6,299.8	6,999.5

Total assets	$6,896.7	$7,251.2

Current liabilities	$193.2	$1,434.1
Non-current liabilities	4,339.1	3,494.4

Total liabilities	$4,532.3	$4,928.5

4.	PROPERTY, PLANT AND EQUIPMENT

			December 31, 2008	December 31, 2007
US$ MILLIONS	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$0.5	$—	$0.5	$0.5
Buildings	12.1	3.7	8.4	10.9
Transmission stations, towers and related fixtures	213.8	50.5	163.3	193.6
Other equipment	1.8	—	1.8	5.6

	$228.2	$54.2	$174.0	$210.6

5.	CORPORATE BORROWINGS

On June 13, 2008, Brookfield Infrastructure closed a $450 million senior secured revolving credit facility. The facility includes two tranches; tranche A in maximum principal amount of $135 million for general working capital including acquisitions and tranche B in a maximum principal amount of $315 million for acquisitions. The facility is available on a revolving basis for one year unless extended in accordance with the terms of the credit agreement. All amounts outstanding under this facility will be repayable on June 13, 2011. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured by all of the assets of Brookfield Infrastructure and the guarantors. Loans under the facility accrue interest at a floating rate based on LIBOR plus 2.75%, increasing, in the case of loans under tranche B which are at any time outstanding for a period longer than six months, by 0.50% on each six month anniversary of the date of advance of such loans. Brookfield Infrastructure is required to pay an unused commitment fee under the facility equal to 35% of the applicable margin per annum. In the fourth quarter, $139.5 million was drawn on the credit facility, which remained outstanding as at December 31, 2008.

6.	NON—RECOURSE BORROWINGS

US$ MILLIONS	December 31, 2008	December 31, 2007
Series 1 First Mortgage Bonds	$97.6	$115.0

The Series 1 bonds bear interest at the rate of 6.6%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 16, 2013. Equal blended semi-annual payments of principal and interest on the Series 1 Bonds will commence on December 16, 2013 and will continue until and including June 16, 2023. The Series 1 Bonds will not be fully amortized by their maturity date. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023. The Series 1 First Mortgage Bonds are secured by a charge on generation and transmission present and future real property assets of Ontario Transmission’s operations. Interest on the Bonds is expensed in accordance with the interest rate prescribed by regulation. In 2008, the interest rate was 6.6% (2007—6.6%). The fair market value of the Series 1 Bonds is $90.9 million (2007—$125.4 million) based on current market prices for debt with similar terms.

Brookfield Infrastructure Partners F-23

7.	PARTNERSHIP CAPITAL

Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure at the market price for cash after two years from the date of closing of the Spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the Spin-off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their redemption amount which also equals their fair value. As at December 31, 2008, fair value of these units was lower than book value by $184.9 million, which was recorded in retained earnings.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 60% of its capital base.

During 2008 and 2007, the number of issued and outstanding Partnership units changed as follows:

	2008		2007
US$ MILLIONS (EXCEPT UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of year	586.4	23,729,328	586.4	23,729,328
Adjustment related to acquired entity	(44.4)	—	—	—
Units repurchased	(2.0)	(180,602)	—	—

Outstanding at end of year	540.0	23,548,726	586.4	23,729,328

As at December 31, total number of units outstanding were comprised as follows:

	2008	2007
General partnership units	388,457	388,457
Limited partnership units	23,160,269	23,340,871

Partnership units	23,548,726	23,729,328
Redeemable partnership units	15,112,744	15,112,744

Total	38,661,470	38,842,072

The caption “adjustment related to acquired entity” recorded in the statement of retained earnings and above is related to the acquisition of Ontario Transmission, an entity that was accounted for as a reorganization of entities under common control, as described in Note 2.

8.	ACQUISITIONS

Ontario Transmission was acquired by Brookfield Infrastructure on March 12, 2008. With the transaction, Brookfield Infrastructure acquired 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario.

Brookfield Infrastructure acquired the assets and liabilities for $93.6 million. The purchase was financed with cash on hand that was contributed to Brookfield Infrastructure upon spin-off.

F-24 Brookfield Infrastructure Partners

This acquisition was recorded at the historical carrying values of Ontario Transmission’s assets and liabilities as described below.

US$ MILLIONS	March 12, 2008
Current assets	$5.3
Property, plant and equipment	208.4
Other assets	1.3
Current liabilities	(2.4)
Non-recourse borrowings	(119.0)

Total	$93.6

On November 3, 2008, Brookfield Infrastructure made an investment of a 9.1% interest in BGTF, a fund established by Brookfield on October 14, 2008. BGTF’s sole asset, Longview Timber Holdings Corp. (“Longview”), was seeded into BGTF by Brookfield subsequent to a recapitalization of Longview in which Brookfield Infrastructure did not participate, resulting in a dilution of its interest in Longview to 23% from 30%. Consideration of $92.8 million was contributed by Brookfield Infrastructure in exchange for the ownership interest in BGTF, thereby increasing Brookfield Infrastructure’s investment in Longview by 7.0%. Brookfield Infrastructure’s total investment in Longview (direct and indirect through BGTF) remained at 30% and did not change as a result of the transactions. Brookfield Infrastructure also has an additional commitment of $10.0 million to fund further acquisitions by BGTF.

On April 3, 2008, the Partnership increased its ownership interest in Transelec to 17.8% from 10.7% for a total purchase consideration of $134.9 million.

On December 5, 2008, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in two PPP projects, the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia—for a total investment of approximately $12.3 million.

9.	INCOME TAXES

Included in the net deferred tax recovery amount of $10.6 million for 2007, is $8.4 million representing the net of $13.0 million deferred tax assets, and $4.6 million deferred tax liability that arose as a result of the initial tax costs in certain subsidiaries being higher or lower then the initial book value of the investments that arose on the formation of Brookfield Infrastructure.

10.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions described below on market terms with related parties. These transactions have been measured at exchange value and are recognized in the financial statements.

Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from other divisions of GLPL. These advances are non-interest bearing, unsecured and due on demand.

At period end no amounts were due from related parties (as at December 31, 2007—$3.7 million) and $1.7 million was due to related parties (as at December 31, 2007—$0.6 million).

11.	DERIVATIVES AND HEDGING

During the year Brookfield Infrastructure exercised its right under a put agreement to sell its interest in TBE. Brookfield Infrastructure expects to receive Brazilian Reais denominated proceeds during the first quarter

Brookfield Infrastructure Partners F-25

of 2009 related to the sale upon receipt of regulatory approval. As a hedge against adverse changes in the Brazilian Reais, Brookfield Infrastructure entered into a forward contract to sell a notional amount of Brazilian Reais at a predetermined rate. As a result, Brookfield Infrastructure expects to receive after tax proceeds of approximately $274 million. Brookfield Infrastructure has chosen to apply hedge accounting and accordingly records changes in fair value in Other Comprehensive Income. For the year ended December 31, 2008 Brookfield Infrastructure recorded a gain of $70.5 million related to forward contracts, $26.8 million of which has been realized by Brookfield Infrastructure and $43.7 million which has been recorded as current mark-to-market on an outstanding contract with a notional amount of R$465 million and fixed rate of R$1.91:1.

Brookfield Infrastructure also entered into a forward contract to buy a notional amount of approximately £8 million as a hedge against its future additional investment in the Peterborough Hospital in the United Kingdom (Note 14). Brookfield Infrastructure recorded a loss of $0.3 million as a current mark-to-market on the contract in the statement of operations as of December 31, 2008.

12.	PREFERRED SHARES

Preferred shares represent $5 million of preferred shares issued totalling $20 million. The preferred shares are entitled to receive a preferential dividend equal to 6% of their redemption value and are redeemable, in whole or in part, at an amount equal to their redemption value plus accrued and unpaid dividends at any time after the tenth anniversary of their issuance.

13.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are electricity transmission and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (“ANOI”) a non-GAAP measure, which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

FOR THE YEAR ENDED DECEMBER 31, 2008 US$ MILLIONS	Electricity Transmission	Partnership Share	Timber(2)	Partnership Share	Corporate	Total(1)
Revenue	$367.7	$86.4	$368.4	$124.8	$—
Dividend income	14.3	14.3	—	—	—
Costs attributed to revenue	(59.0)	(15.8)	(239.0)	(81.8)	(14.0)

Net operating income	323.0	84.9	129.4	43.0	(14.0)
Other income (expense)	9.5	1.6	(1.2)	(0.5)	1.2
Interest expense	(93.2)	(21.1)	(90.6)	(29.0)	(4.3)
Cash taxes	(1.4)	(1.4)	(1.4)	(0.7)	—

Adjusted net operating income (ANOI)	237.9	64.0	36.2	12.8	(17.1)
Depreciation, depletion and amortization	(70.5)	(17.6)	(117.8)	(36.7)	—
Deferred taxes and other items	(41.7)	(6.5)	91.3	30.6	(1.5)

Net income (loss)	$125.7	$39.9	$9.7	$6.7	$(18.6)	$28.0

F-26 Brookfield Infrastructure Partners

FOR THE YEAR ENDED DECEMBER 31, 2007 US$ MILLIONS	Electricity Transmission	Partnership share	Timber	Partnership share	Corporate	Total(1)
Revenue	$54.3	$35.5	$18.1	$6.1	$—
Dividend income	0.5	0.5	—	—	—
Costs attributed to revenue	(9.6)	(6.4)	(16.9)	(5.6)	—

Net operating income	45.2	29.6	1.2	0.5	—
Other income (expense)	3.0	0.3	(5.1)	(1.9)	—
Interest expense	(17.7)	(8.0)	(8.6)	(2.7)	—
Cash taxes	(4.5)	(4.5)	—	—	—

Adjusted net operating income (ANOI)	26.0	17.4	(12.5)	(4.1)	—
Depreciation, depletion and amortization	(14.4)	(8.0)	(5.8)	(1.8)	—
Deferred taxes and other	(16.0)	0.4	(0.5)	(0.3)	8.4

Net (loss) income(1)	$(4.4)	$9.8	$(18.8)	$(6.2)	$8.4	$12.0

FOR THE YEAR ENDED DECEMBER 31, 2006 US$ MILLIONS	Electricity Transmission	Partnership share	Timber	Partnership share	Corporate	Total(1)
Revenue	$30.7	$30.7	$—	$—	$—
Dividend income	—	—	—	—	—
Costs attributed to revenue	(5.1)	(5.1)	—	—	—

Net operating income	25.6	25.6	—	—	—
Other expenses	(0.3)	(0.3)	—	—	—
Interest expense	(5.8)	(5.8)	—	—	—
Cash taxes	(4.4)	(4.4)	—	—	—

Adjusted net operating income (ANOI)	15.1	15.1	—	—	—
Depreciation, depletion and amortization	(6.2)	(6.2)	—	—	—
Deferred taxes and other	1.5	1.5	—	—	—

Net income	$10.4	$10.4	$—	$—	$—	$10.4

(1)	The majority of Brookfield Infrastructure’s investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (Note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above table presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.
(2)	Brookfield Infrastructure proportionately accounts for its investment in Longview at a 30% ownership interest, through its direct and indirect interest in the Company.

14.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

In the normal course of operations, Ontario Transmission operations executes agreements that provide for indemnification and guarantees to third parties in transactions such as debt issuances. The nature of substantially all of the indemnification undertakings prevents Ontario Transmission operations from making a reasonable estimate of the maximum potential amount Ontario Transmission operations could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, Ontario Transmission operations has not made significant payments under such indemnification agreements.

Brookfield Infrastructure Partners F-27

The payments for interest in respect of the First Mortgage Bonds for the next 5 years are as follows:

US$ MILLIONS	2009	2010	2011	2012	2013
	$6.5	$6.5	$6.5	$6.5	$6.5

In the normal course of operations, Ontario Transmission operations has committed as at December 31, 2008 to spend approximately $75.0 million on capital projects in future years.

Ontario Transmission operations may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business which Ontario Transmission operations believes would not reasonably be expected to have a material adverse effect on the financial condition of Ontario Transmission operations.

There are no specified decommissioning costs relating to the Ontario Transmission operations assets. Ontario Transmission operations has a comprehensive repair and capital expenditure program to ensure that its transmission lines are maintained to optimum industry standards. Replacement of the assets occur in accordance with a long term capital plan and would involve typical costs of removal as part of that process. In the circumstance where a portion of a line or other assets were removed completely, there may be some contractual obligations under private or crown easements or other land rights which require the transmission owner to reinstate the land to a certain standard, typically the shape it was prior to the construction of the transmission assets. As well, certain environmental, land use and/or utility legislation, regulations and policy may apply in which Ontario Transmission would have to comply with remediation requirements set by the government. The requirements will typically depend on the specific property characteristics and what criteria the government determines to be appropriate to meet safety and environmental concerns. These asset lives are indeterminate given their nature. As the individual assets or components reach the end of their useful lives, they are retired and replaced. Historically, certain asset components have been replaced a number of times, thus creating a perpetual asset with an indeterminate life. As such, the retirement date for these lines cannot be reasonably estimated and therefore, the fair value of the associated liability cannot be determined at this time. As a result, no liability has been accrued in these financial statements.

Brookfield Infrastructure acquired an interest in the Peterborough Hospital PPP project in the United Kingdome in the fourth quarter of 2008. The project is in the construction phase with construction expected to be complete in late 2011. Brookfield Infrastructure has a commitment to fund its share of the additional equity investment in the project totalling approximately £8 million.

15.	SUBSEQUENT EVENTS

As described in Note 11, Brookfield Infrastructure exercised an option to sell its minority interests in TBE and expects to receive after tax proceeds from the sale of approximately R$465 million in April 2009 upon receipt of regulatory approval.

On February 3, 2009, subsequent to year end, Brookfield Infrastructure completed the acquisition of Brookfield Multiplex’s interest in an additional PPP Project—the Royal Melbourne Showgrounds in Australia, for an investment of approximately $3.0 million.

F-28 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

As of December 31, 2008 and December 31, 2007 and for the years then ended Santiago, Chile

Brookfield Infrastructure Partners F-29

ETC HOLDINGS LTD. AND SUBSIDIARIES

December 31, 2008

US$:	United States dollars
ThUS$:	Thousands of United States dollars
Ch$:	Chilean peso
UF:	Unidad de Fomento or UF, is an inflation-indexed, Chilean-peso denominated monetary unit. The UF is set daily in advance based on the changes in the Chilean Consumer Price Index (CPI) of the previous months.

F-30        Brookfield Infrastructure Partners

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of ETC Holdings Ltd.

We have audited the accompanying consolidated balance sheets of ETC Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), comprehensive (loss) income, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ETC Holdings Ltd. and subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 13 to the consolidated financial statements).

As discussed in Note 2c) to the consolidated financial statements, in 2008 the Company changed its accounting policy with respect to embedded derivatives.

Santiago, Chile

February 6, 2009

Brookfield Infrastructure Partners         F-31

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		(Restated, Note 2c)
US$ THOUSANDS	As of December 31, 2008	As of December 31, 2007
Assets
Current assets
Cash and cash equivalents (Note 2h)	$130,344	$75,303
Trade accounts receivable	51,365	47,021
Miscellaneous receivables	832	968
Recoverable income taxes (Note 3)	3,229	7,350
Prepaid expenses	149	215
Future income tax asset (Note 3)	239	2,609
Other current assets (Note 4)	311	6,969
Derivatives (Note 8)	6,740	—

Total current assets	193,209	140,435

Property, plant, and equipment (Note 2i,5)
Land	26,201	30,760
Buildings and infrastructure	1,106,782	1,386,358
Machinery and equipment	484,672	558,333
Other property, plant and equipment	2,083	2,630
Less: Accumulated depreciation	(121,143)	(90,420)

Total property, plant, and equipment, net	1,498,595	1,887,661

Other assets
Investments in other companies	501	429
Goodwill (Note 2f)	487,927	488,656
Long-term receivables	2,456	3,085
Long-term future income taxes, net (Note 3)	103,509	130,374
Rights-of-way (Note 2j)	215,760	273,670
Other intangibles (Note 2j)	17,500	28,254
Long-term bank deposit (Note 12a)	890,064	848,813
Derivatives (Note 8)	141,324	—

Total other assets	1,859,041	1,773,281

Total assets	$3,550,845	$3,801,377

The accompanying notes are an integral part of these financial statements.

F-32        Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		(Restated, Note 2c)
US$ THOUSANDS	As of December 31, 2008	As of December 31, 2007
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	$1,327	$2,329
Current portion of long-term bonds payable (Note 6, 8)	23,381	18,463
Derivatives (Note 8)	5,099	819
Accounts payable	58,055	105,215
Accrued liabilities (Note 9)	5,525	5,450
Withholdings	4,287	2,844
Other current liabilities	140	9,648

Total current liabilities	97,814	144,768

Long-term liabilities
Long-term bonds payable (Note 6, 8)	1,378,623	1,521,619
Long-term bank loans (Note 7)	884,741	840,234
Long-term derivatives (Note 8)	28,819	100,021
Long-term provisions (Note 9)	3,022	2,971
Other long-term liabilities	4,626	3,047

Total long-term liabilities	2,299,831	2,467,892

Contingencies and commitments (Note 12)	—	—
Non-controlling interest	270	141
Shareholders’ equity: (Note 10,11)
Paid-in capital	1,368,379	1,207,571
Distributions	(78,895)	(35,167)
Accumulated other comprehensive (loss) income	(191,882)	64,871
Retained earnings (deficit)	55,328	(48,699)

Subtotal: accumulated other comprehensive (loss) income and retained earnings (deficit)	(136,554)	16,172

Shareholders’ equity, net	1,152,930	1,188,576

Total liabilities and shareholders’ equity	$3,550,845	$3,801,377

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-33

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	For the years ended December 31
		(Restated, Note 2c)
US$ THOUSANDS	2008	2007
Sales revenue (Note 2n)	$334,794	$242,303
Cost of sales	(40,948)	(26,461)
Depreciation	(62,752)	(59,935)
Administrative, selling and other expenses	(10,840)	(14,464)
Other expenses, net	(5,251)	(2,345)

Income before financing charges and income taxes	215,003	139,098
Interest income	73,319	75,561
Interest expense, including:	(228,156)	(251,574)
Interest on long-term debt	(227,661)	(251,067)
Other interest expense	(495)	(507)
Foreign exchange (loss) gain, net	(97,233)	11,774
Other financial income (expense)	143,716	(34,526)

Income (loss) before income taxes	106,649	(59,667)
Income taxes (charge) recovery (Note 3)	(2,515)	22,170
Non-controlling interest	(107)	30

Net income (loss) for the year	$104,027	$(37,467)

The accompanying notes are an integral part of these financial statements.

F-34        Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31
		(Restated, Note 2c)
US$ THOUSANDS	2008	2007
Net income (loss) for the year	$104,027	$(37,467)
Other comprehensive income (loss):
Translation (losses) gains on the net investment in self-sustaining operation	(313,113)	98,086
Net gains (losses) on related hedging items, net of taxes of $(11,423) and $6,460	55,772	(31,541)
Net gains on cash flow hedges	588	—

Comprehensive (loss) income for the year	$(152,726)	$29,078

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-35

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

	For the years ended December 31
		(Restated, Note 2c)
US$ THOUSANDS	2008	2007
Deficit at the beginning of the year	$(48,699)	$(11,232)
Net income (loss) for the period	104,027	(37,467)

Retained earnings (deficit) at the end of the year	$55,328	$(48,699)

The accompanying notes are an integral part of these financial statements.

F-36        Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
		(Restated, Note 2c)
US$ THOUSANDS	2008	2007
Cash flows from operating activities:
Net income (loss) for the period	$104,027	$(37,467)
Adjustments for items that do not represent cash flows:
Depreciation	62,752	59,935
Foreign exchange loss (gain), net	97,233	(11,774)
Future income taxes	2,515	(18,829)
Accrued interest to be paid	52,047	48,865
Unrealized (gains) losses on derivatives	(138,465)	37,617
Other	(1,289)	(4,836)
Changes in working capital balances:
Trade accounts receivable	(4,208)	(9,741)
Prepaid expenses and other assets	66	(953)
Recoverable taxes	7,350	(6,879)
Accounts payable and accrued liabilities	(15,526)	6,394

Net cash provided by operating activities	166,502	62,332

Cash flows from financing activities:
Capital contributions	160,808	—
Proceeds from bonds	—	349,319
Proceeds from loans	41,500	—
Long-term bank deposit	(41,500)	—
Payments of bonds	(2,506)	(357,208)
Distribution of capital	(43,728)	(35,167)

Net cash (used in) provided by financing activities	114,574	(43,056)

Cash flows from investing activities:
Acquisition of business—adjustment to purchase price	(160,808)	—
Sales of property, plant and equipment	16,329	4,381
Purchase of property, plant, and equipment	(69,372)	(52,060)
Receipts from (payments on) derivative contracts designated as hedge of net investment	4,328	(25,924)

Net cash flows provided by (used in) investing activities	(209,523)	(73,603)

Effect of exchange rate changes on cash and cash equivalents	(16,512)	8,644

Total net cash flows for the period	55,041	(45,683)

Cash and cash equivalents, beginning of the period	75,303	120,986

Cash and cash equivalents, end of the period (Note 2h)	$130,344	$75,303

Supplemental cash flow information:
Interest paid	$148,262	$172,866
Income taxes paid	$—	$6,015

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-37

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

1.	The Company and Business

ETC Holdings Ltd. (the “Company”) was formed in Bermuda on June 15, 2006 with an initial share capital of ThUS$12. The objective of the Company as per its Memorandum of Association is to acquire, hold, pledge and dispose of investments in the equity and debt, directly and indirectly of Rentas Eléctricas I Limitada and Rentas Eléctricas II Limitada (now Transelec Holdings Rentas Limitada) and any other persons and entities that carry on electricity transmission business in Chile, and any activities that are ancillary thereto. As of December 31, 2008 and 2007 the principal asset held by the Company through its indirect subsidiary Transelec Holdings Rentas Limitada is its investment in Transelec S.A. (“Transelec”).

References herein to “parent company” are to ETC Holdings Ltd. and references to the “Company” or the “Group” are to ETC Holdings Ltd. together with its consolidated subsidiaries (see Note 2b).

On June 30, 2006, the Company acquired through its indirect subsidiary Rentas Eléctricas IV Limitada 999,900 shares of Transelec (at this time under the name of HQI Transelec Chile S.A.), representing 99.99% of its share capital, from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In the same transaction, another Company’s subsidiary Rentas Eléctricas III Limitada acquired 100 shares of Transelec representing 0.01% of its share capital from HQ Puno Ltd.

On October 24, 2006, Rentas Eléctricas IV Limitada acquired from, Rentas Eléctricas III Limitada 100 shares, corresponding to 0.01% of the share capital of HQI Transelec Chile S.A. and having full ownership of this entity, merged the latter by absorption. After the merger Rentas Eléctricas IV Limitada changed its name first to Nueva Transelec S.A. and then to Transelec S.A.

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

Transelec’s business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. Transelec’s business also includes providing engineering and management consulting services and developing other business and industrial activities related to transmission of electricity. Transelec may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of March 31, 2008 and December 31, 2007 Transelec has one subsidiary Transelec Norte S.A. that is also engaged in the electricity transmission business in Chile.

2.	Summary of Significant Accounting Policies

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

F-38        Brookfield Infrastructure Partners

b)	Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results of operations and cash flows of the parent company and its subsidiaries. The effects of all significant transactions with consolidated subsidiaries have been eliminated in consolidation.

As of December 31, 2008 and 2007, the Group was composed of the parent company and the following direct and indirect subsidiaries:

	Participation as of
	December 31, 2008		December 31, 2007
	Direct/Indirect	%	Direct/Indirect	%
Rentas Eléctricas I Limitada	Direct	99.97	Direct	99.96
Transelec Holdings Rentas Limitada	Indirect	99.97	Indirect	99.96
Transelec S.A.	Indirect	99.97	Indirect	99.96
Transelec Norte S.A.	Indirect	99.97	Indirect	99.96

c)	Changes in accounting policies

Financial Instruments—Disclosures and Presentation

On December 1, 2006, the Canadian Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) issued two new accounting standards, Section 3862, Financial Instruments—Disclosures and Section 3863, Financial Instruments—Presentation. These standards replace Section 3861, Financial Instruments—Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the Company on January 1, 2008. Disclosures related to risk management are included in Note 8.

Capital Disclosures

On December 1, 2006, the AcSB issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the Company on January 1, 2008. Disclosures related to the capital management are included in Note 11.

Accounting for indexation features in the electricity transmission contracts

Contracts for electricity transmission services that Transelec has with some of its clients include indexation formulas that adjust periodically Transelec’s remuneration (revenues) for its services. The indexes in the formulas include inflation indexes, foreign exchange rate between Chilean peso and U.S. dollar, prices of metals and prices of other ingredients used in the construction of the transmission assets. The underlying concept of the indexations is to reflect Transelec’s investment in the construction of assets used to transport electricity. Those indexations were considered embedded derivatives and were accounted for separately and measured at fair value in the financial statements for the year ended December 31, 2007. During 2008 the Company reconsidered the treatment of those indexation features and concluded that it is acceptable under Canadian GAAP not to bifurcate and recognize them separately as embedded derivatives since they meet criteria of closely related to the economic characteristics and risks of the host contracts under CICA 3855. Instead the entire contracts were considered contract-based intangibles acquired in the business combination (acquisition of Transelec—see Note 1) valued initially at fair value and then amortized over the period of the arrangements.

The Company believes that the new accounting policy provides reliable and more relevant information because (a) it harmonizes the accounting for the transactions with IFRS (see Note 2d) below) that will shortly

Brookfield Infrastructure Partners         F-39

became the Company’s primary GAAP and that provides high quality information about the financial position, performance and changes in financial position of an entity, (b) is subject to lower level of estimations as it does not involve use of unobservable market inputs to determine fair value of the embedded features that need to be used given the absence of active market for energy transmission services in Chile.

The Company recognized the effect of this voluntary change to the alternative accounting policy retroactively in accordance with CICA Section 1506. The difference between the fair value of the derivatives and amortized cost of intangibles of ThUS$14,305 (loss), that was presented in “Other expense, net” line in the consolidated statement of loss, net of corresponding future tax effect of ThUS$2,606 was included as adjustment to loss for the year 2007 and the balance of Deficit for the year ended December 31, 2007.

d)	Future accounting pronouncements

Goodwill and Intangible Assets

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The Company is currently evaluating the impact of Section 3064 on its financial statements.

Business Combinations and Consolidated Financial Statements

In October 2008 AcSB decided to replace Section 1581, Business Combinations, with Section 1582, Business Combinations; and Section 1600, Consolidated Financial Statements, with Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests.

Section 1582 provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations” (January 2008). The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted.

Section 1601, establishes standards for the preparation of consolidated financial statements, while the new Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements” (January 2008). The Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting those Sections for a fiscal year beginning before January 1, 2011 needs also to adopt Section 1582. The Company is currently evaluating the impact of those pronouncements on its financial statements.

Rate Regulated Operations

In August 2007, the AcSB issued a decision, effective January 1, 2009, to withdraw the temporary exemption in CICA Handbook Section 1100, Generally Accepted Accounting Principles, which permits the recognition and measurement of assets and liabilities arising from rate regulation. The Company is currently assessing the impact of the AcSB’s decision on its financial statements.

F-40        Brookfield Infrastructure Partners

Credit risk in the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the Emerging Issue Committee (“EIC”) of AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC reached a consensus in that abstract that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The interpretation is effective in the interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The Company is currently assessing the impact of the abstract on its financial statements.

Adoption of International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For ETC Holding Ltd. the changeover to IFRS is not mandatory; however it will be in the future for its subsidiaries in Chile and its shareholders in Canada. As a result, the Company is developing a plan for its conversion to IFRS. A detailed analysis of the differences between IFRS and the current Company’s accounting policies as well as an assessment of the impact of various alternatives are in progress.

e)	Business combination and purchase price adjustment

As mentioned in the Note 1 above the Company acquired on June 30, 2006, Transelec from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation (the “Sellers”). The Company accounted for the business combination using the purchase method of accounting. The cost of acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill.

In accordance with the terms of the Purchase Agreement the purchase price was subject to two adjustments dependent on the results of the trunk transmission tariff process developed in accordance with the Short Law enacted on March 13, 2004. The trunk transmission tariff process was concluded with the issuance—on January 15, 2008—of the Trunk Tariff Process Supreme Decree of the Ministerio de Economía, Fomento y Reconstrucción. The first adjustment to the purchase price paid for Transelec and that was pending as of December 31, 2007 was associated to the difference of the investment value (referred to as VI) of some facilities included in the abovementioned Supreme Decree and the value for those facilities established in the Purchase Agreement. The amount of this adjustment was agreed between the Sellers and Transelec being the legal successor of the acquiring entity and paid on April 4, 2008 to the Sellers. The second adjustment related to the recalculation of the revenues by the regulatory organizations Centro de Despacho Económico de Carga (“CDEC”) and Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande (“CDEC-SING”) using as a base new VI of the transmission facilities. Both adjustments, totaling to ThUS$160,808, were recorded in the year ended December 31, 2008 as adjustment to goodwill.

f)	Goodwill

The excess of acquisition cost over the net assets acquired in the business combination and stated at fair values was allocated to goodwill. Goodwill is not amortized and is reviewed annually for impairment. A two-step

Brookfield Infrastructure Partners         F-41

impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any:

(1)	The fair value of a reporting unit is compared with its carrying amount, including goodwill, in order to identify a potential impairment. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

(2)	When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit—Transelec. No impairment losses were recognized in the periods covered by these consolidated financial statements.

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

Exchange rate in effect at the balance sheet date used to translate assets and liability items was as follows:

	As of December 31
	2008 Ch$	2007 Ch$
US$	636.45	496.89

Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income for the period.

Index-linked assets and liabilities

Transelec has certain assets and liabilities that are denominated in index-linked units of account that are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s Consumer Price Index. As of December 31, 2008 and 2007 values for the UF were as follows:

	As of December 31
	2008 Ch$	2007 Ch$
UF	21,452.57	19,622.66

F-42        Brookfield Infrastructure Partners

h)	Cash and cash equivalents and Statement of Cash Flows

The consolidated statements of cash flows have been prepared using the indirect method. Cash and cash equivalents presented in the consolidated statements of cash flows include cash on hand, time deposits, and other highly liquid short-term investment with an original maturities of three months or less when purchased and are detailed as follows:

	As of December 31
US$ THOUSANDS	2008	2007
Cash and bank	$4,244	$980
Time deposits	126,100	68,802
Repurchase agreements	—	5,521

Total	$130,344	$75,303

Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, when applicable. Average interest rate on the term deposits was 5.0% as of December 31, 2008 and 6.4 % as of December 31, 2007.

Purchase commitments with resale agreements are valued at the investment value (cost) plus indexation adjustments and interest.

i)	Property, plant, and equipment

Property, plant and equipment are stated at acquisition cost less accumulated depreciation and any accumulated impairment losses. Financing costs are capitalized to property, plant and equipment during the construction period. During the year ended December 31, 2008 and 2007, the financial costs that have been capitalized amounted to ThUS$3,506 and ThUS$1,823, respectively.

Depreciation

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

Brookfield Infrastructure Partners         F-43

Impairment

The carrying values of property plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount.

Derecognition

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is being derecognized.

j)	Intangibles

Intangibles include rights-of-way, valued at acquisition cost based on their fair values as of June 30, 2006. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized until their lives will be determined to be no longer indefinite. The rights-of-way are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. When the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to the excess. Rights-of-way amounted to ThUS$215,760 and to ThUS$273,670 as of December 31, 2008 and 2007, respectively.

Other intangibles presented on the consolidated balance sheet include value of the off-market contracts acquired in the business combination. Those contracts are stated at acquisition cost less accumulated amortization. Those intangibles are amortized over period of respective contracts. Remaining life of the contracts ranges between 4 and 8 years as of December 31, 2008.

k)	Bonds payable

The bonds payable acquired in the business acquisition were valued at their fair value as of June 30, 2006 that was considered acquisition cost and since then that cost is amortized. Bonds issued after the acquisition date are initially valued at their fair value. The bonds also accrue interest and are subject to UF indexation adjustments, when applicable.

The portion of the bonds principal and interest that are payable within one year are presented in Current liabilities. The remaining portion is included in the Long-term liabilities.

l)	Current and future income taxes

The Company has determined its current income tax assets and liabilities in accordance with Chilean tax regulations.

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

F-44        Brookfield Infrastructure Partners

m)	Staff severance indemnities

Transelec has—under agreements with its employees—an obligation to pay to the employees who have completed 15 years of service (including service in Transelec’s legal predecessors before merger with Rentas Eléctricas IV Limitada and Rentas Electricas III Limitada), staff severance indemnities based on the number of the years of service. The employees receive the payment at the time their employment contract ends (and based on latest salary before the termination) due to retirement or voluntary resignation. In addition some employees have additional benefit determined as fixed amount in UF as of December 1, 2000 that will be paid at the time of termination of their contracts. The cost of these non-pension benefits has been determined based on the management’s best estimates and accrued as a liability as employees render service.

n)	Revenue recognition and tariff-setting

The regulatory framework that governs electrical transmission activity in Chile comes from the By—Law of the Electric Services dated 1982 (DFL(M) No. 1/82), and subsequent amendments thereto, including Law 19.940 (called also the “Short Law”) enacted on March 13, 2004. These are complemented by the By—Law of the Electric Services Regulations dated 1997 (Supreme Decree No. 327/97 of the Mining Ministry), and its amendments, and by the Technical Standard for Liability and Quality of Service (R.M.EXTA No. 40 dated May 16, 2005) and subsequent amendments thereto.

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

o)	Derivative contracts and hedging

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

Realized and unrealized gains and losses on cross currency swaps and forwards designated as hedges of currency risks related to a net investment in Transelec (considered a self-sustaining subsidiary with functional currency different from currency of the parent company) are included in the Other Comprehensive Income.

Derivative financial instruments that are not designated as hedges or do not meet hedge effectiveness criteria are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income or loss in the period the changes occur and are classified in Other financial income (expense).

Brookfield Infrastructure Partners         F-45

Derivative instruments are separately stated on the balance sheet depending on their nature as assets or liabilities.

p)	Vacation accrual

The annual cost of staff vacation is recognized as an expense in the financial statements on an accrual basis.

q)	Reclassifications

Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

3.	Current and Future Income Taxes

a)	General information

Each consolidated entity prepares and files its individual income tax return. During the year 2008 Rentas Eléctricas I Limitada and Transelec S.A. had taxable losses. Transelec Holdings Rentas Limitada and Transelec Norte S.A. had taxable income.

b)	Recoverable—Payable income taxes

As of December 31, 2008 and 2007 the recoverable income taxes are composed as follows:

	As of December 31,
US$ THOUSANDS	2008	2007
Provision for income taxes	$(10,475)	$(838)
Provisory income tax payments	4,627	5,777
Receivable from tax losses absorbed	9,678	2,411
Other	(601)	—

Total	$3,229	$7,350

c)	Income tax recovery

The composition of the net income tax benefit (charge) for the years ended December 31, 2008 and 2007 including the effects of future income taxes is as follows:

	As of December 31,
		(Restated, Note 2c)
US$ THOUSANDS	2008	2007
Current income tax	$(10,475)	$(838)
Effect of future income taxes	7,960	23,008

Total	$(2,515)	$22,170

F-46        Brookfield Infrastructure Partners

d)	Future income taxes

As of December 31, 2008 and 2007, the future income taxes, are composed as follows:

	As of December 31, 2008				As of December 31, 2007 (Restated—Note 2c)
US$ THOUSANDS Temporary differences	Future income tax assets		Future income tax liabilities		Future income tax assets		Future income tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Staff vacation accrual	251	—	—	—	235	—	—	—
Leased assets	—	—	—	—	—	77	—	—
Property, plant and equipment	—	114,280	—	—	—	116,068	—	—
Intangibles	—	—	—	14,695	—	—	—	21,872
Prepaid expenses	—	—	—	3,498	—	—	—	4,681
Forward contracts	—	—	100	—	1,563	—	—	—
Tax losses(1)	—	10,670	—	—	—	36,340	—	—
Swap contracts	—	—	—	7,575	—	193	—	—
Embedded derivatives	—	—	—	—	—	—	—	—
Bonds	—	6,854	—	—	—	9,959	—	—
Off-market contracts	—	—	—	2,936	—	—	—	5,255
Staff severance indemnities	—	—	—	428	—	—	—	455
Other	88	896	—	59	811	—	—	—

Total future income taxes	339	132,700	100	29,191	2,609	162,637	—	32,263

Net future income tax assets/liabilities	239	103,509	—	—	2,609	130,374	—	—

(1)	Total amount of the unused tax losses on which future tax asset was recognized was ThUS$ 62,764 as of December 31, 2008. In accordance with current Chilean tax regulations, tax losses do not expire.

4.	Other Current Assets

The detail of the other current assets as of December 31, are as follows:

	As of December 31,
US$ THOUSANDS	2008	2007
Guarantee deposit (restricted cash)	$—	$5,830
Accrued interest on the long-term bank deposit (restricted cash)	234	780
Other	77	359

Total	$311	$6,969

Brookfield Infrastructure Partners         F-47

5.	Property, Plant and Equipment

Property, plant and equipment are detailed in the table below:

	As of December 31, 2008			As of December 31, 2007
US$ THOUSANDS	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$26,201	$—	$26,201	$30,760	$—	$30,760

Buildings and infrastructure:
Buildings	20,625	(1,551)	19,074	25,638	(1,127)	24,511
Access roads	886	(43)	843	1,137	(23)	1,114
Transmission lines	860,595	(49,866)	810,729	1,069,261	(39,472)	1,029,789
Houses and apartments	123	(9)	114	158	(6)	152
Non-hydraulic civil projects	170,334	(12,400)	157,934	214,289	(8,997)	205,292
Works in progress	54,219	—	54,219	75,875	—	75,875

Total buildings and infrastructure	1,106,782	(63,869)	1,042,913	1,386,358	(49,625)	1,336,733

Machinery and equipment:
Telecommunications equipment	11,389	(3,527)	7,862	14,429	(2,637)	11,792
Furniture, machinery and office equipment	216	(81)	135	268	(54)	214
Service furniture and equipment	65	(12)	53	62	(7)	55
Tools and instruments	2,089	(331)	1,758	2,249	(228)	2,021
Power generation unit	1,695	(308)	1,387	2,112	(221)	1,891
Electrical equipment	413,894	(35,527)	378,367	474,202	(25,761)	448,441
Mechanical, protection and measurement equipment	49,858	(14,425)	35,433	59,895	(10,186)	49,709
Transport and loading equipment	524	(192)	332	627	(132)	495
Computers and software	4,942	(2,871)	2,071	4,489	(1,569)	2,920

Total machinery and equipment	484,672	(57,274)	427,398	558,333	(40,795)	517,538

Other property, plant, and equipment:
Construction materials	2,083	—	2,083	2,630	—	2,630

Total other property, plant, and equipment	2,083	—	2,083	2,630	—	2,630

Total property, plant and equipment	$1,619,738	$(121,143)	$1,498,595	$1,978,081	$(90,420)	$1,887,661

Depreciation for the year ended December 31, 2008 amounted to ThUS$62,752 (ThUS$59,935 for the year ended December 31, 2007).

Assets under construction classified as Work in progress in the table above are not being depreciated yet.

F-48        Brookfield Infrastructure Partners

6.	Bonds Payable

The detail of bonds payable as of December 31, 2008 and 2007 is as follows:

								As of December 31
Registration or identification number of the instrument	Series	Nominal amount placed	Currency or Indexation unit	Effective interest rate	Maturity date			2008	2007
						Periodicity		Book value	Book value	Principal/ Interest
						Interest payment	Principal payment
								US$ THOUSANDS
Current portion of long-term bonds:
249	B1	3,949	UF	4.44%	Mar 1, 2009	Semiannually	Semiannually	$164	$159	Interest
249	B2	59,236	UF	4.44%	Mar 1, 2009	Semiannually	Semiannually	2,473	2,388	Interest
First issuance	Single	7,946,777	US$	6.71%	Apr 15, 2009	Semiannually	At maturity	13,690	7,947	Interest
249	B1	2,000	UF	4.44%	Mar 1, 2009	Semiannually	At maturity	84	—	Principal
249	B2	30,000	UF	4.44%	Mar 1, 2009	Semiannually	At maturity	1,253	—	Principal
249	B1	2,000	UF	4.44%	Sep 1, 2009	Semiannually	Semiannually	84	157	Principal
249	B2	30,000	UF	4.44%	Sep 1, 2009	Semiannually	Semiannually	1,253	2,370	Principal
481	D	23,658	UF	4.37%	Jun 15, 2009	Semiannually	At maturity	797	998	Interest
480	C	69,398	UF	3.03%	Mar 1, 2009	Semiannually	At maturity	2,339	2,741	Interest
First issuance	Private placement	1,703	US$	6.60%	Feb 2, 2009	Semiannually	At maturity	1,244	1,703	Interest

Total current portion of bonds payable								$23,381	$18,463

Long-term bonds payable:
249	B1	190,000	UF	4.44%	Mar 1, 2022	Semiannually	Semiannually	7,198	8,740	Principal
249	B2	2,850,000	UF	4.44%	Mar 1, 2022	Semiannually	Semiannually	107,975	131,104	Principal
First issuance	Single	465,000,000	US$	6.71%	Apr 15, 2011	Semiannually	At maturity	472,658	484,145	Principal
481	D	13,500,000	UF	4.37%	Dec 15, 2027	Semiannually	At maturity	455,039	533,128	Principal
480	C	6,000,000	UF	3.03%	Sep 1, 2016	Semiannually	At maturity	202,240	236,946	Principal
First issuance	Private placement	150,000,000	US$	6.60%	May 2, 2013	Quarterly	At maturity	150,000	150,000	Principal

Debt issuance costs								(16,487)	(22,444)

Total long-term bonds payable								$1,378,623	$1,521,619

Following is a schedule of the long-term debt (bonds) maturity in each of the five years beginning on January 1, 2009 and 2008 and thereafter:

US$ THOUSANDS Year	As of December 31,
	2008	2007
2008	$—	$2,527
2009	2,157	2,527
2010	2,157	2,527
2011	486,684	489,200
2012	4,314	5,055
2013	154,314	155,055
Thereafter	752,378	883,191

Total	$1,402,004	$1,540,082

Brookfield Infrastructure Partners         F-49

7.	Bank Loans

Following is a schedule of the long-term bank maturity in each of the five years beginning on January 1, 2009 and 2008 and thereafter:

US$ THOUSANDS Year	As of December 31,
	2008	2007
2008	$—	$—
2009	—	—
2010	884,741	840,234
2011	—	—
2012	—	—
2013	—	—
Thereafter	—	—

Total	$884,741	$840,234

As of December 31, 2008 and 2007 the balance of the bank loans corresponds to loan obtained from Scotia & Trust (Cayman) Ltd. The loan bears interest of 6 months LIBOR plus 3%. Effective interest rate of the loan is 4.85% as of December 31, 2008.

8.	Fair Value of Financial Instruments and Risk Management

a)	Classification of financial instruments

The classification of financial instruments under the new accounting standards effective January 1, 2008 (see Note 2c), and their carrying amounts are as follows:

US$ THOUSANDS Financial assets	As of December 31, 2008				As of December 31, 2007
	HFT(1)	L&R(2)	HTM(3)	Total	HFT(1)	L&R(2)	HTM(3)	Total
Cash and cash equivalents	$130,344	$—	$—	$130,344	$75,303	$—	$—	$75,303
Trade accounts receivable	—	$51,365	—	51,365	—	47,021	—	47,021
Guarantee deposit (restricted)	—	—	—	—	5,830	—	—	5,830
Accrued interest on the long-term bank deposit (restricted)(4)	—	—	234	234	—	—	780	780
Derivative financial instruments, including:
Not designated for hedge accounting(5)	91,376	—	—	91,376	—	—	—	—
Designated as hedges of net investment and cash flow hedges(6)	56,688	—	—	56,688	—	—	—	—
Long-term bank deposit	—	—	890,064	890,064	—	—	848,813	848,813
Investments in other companies	501	—	—	501	429	—	—	429
Long-term receivables	—	2,456	—	2,456	—	3,085	—	3,085

Total	$278,909	$53,821	$890,298	$1,223,028	$81,562	$50,106	$849,593	$981,261

F-50        Brookfield Infrastructure Partners

US$ THOUSANDS Financial liabilities	As of December 31, 2008		As of December 31, 2007
	HFT(1)	Other than HFT(1)	HFT(1)	Other than HFT(1)
Accounts payable and other short-term payables	$—	$58,055	$—	$105,215
Debt (including current and non-current portion)	—	2,288,072	—	2,382,645
Derivatives financial instruments, including:
Not designated for hedge accounting(7)	33,918	—	100,840	—
Designated as hedge of net investment(8)	—	—	9,479	—
Other long-term payables	—	4,626	—	3,047

Total	$33,918	$2,350,753	$110,319	$2,490,907

(1)	Held for trading.
(2)	Loans and receivables.
(3)	Held-to-maturity.
(4)	Classified in other current assets.
(5)	Classified in other non-current assets.
(6)	ThUS$6,740 classified in other current assets and ThUS$49,948 in other non-current assets.
(7)	Includes current and non-current portion.
(8)	Classified in other non-current liabilities.

b)	Fair value of financial instruments

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

US$ THOUSANDS Description	As of December 31, 2008		As of December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
Long-term bond payable	1,378,623	1,348,715	1,521,619	1,534,830

c)	Use of derivatives

Transelec entered into eleven US$/UF cross currency swaps contracts totaling to ThUS$270,000 to hedge part of its exchange rate risk exposure related to bonds denominated in US$. Initially part of those swaps were designated as cash flow hedges, however given ineffectiveness observed after the inception date hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. Fair value of the swap contracts recognized on the consolidated balance sheet amounts to ThUS$16,876 (net liability) as of December 31, 2008, and to ThUS$100,840 (liability) as of December 31, 2007. The swaps contracts mature in 2011 (the same maturity as the debt being hedged).

As of December 31, 2008 Transelec has also opened 6 foreign currency forwards to sell ThUS$54,000 designated as cash flow hedges to mitigate the short-term impact of fluctuations in the exchange rate on the revenues stream. The fair value recognized on the balance sheet as of December 31, 2008 amounts to ThUS$588 (asset). The contracts mature during the 1st semester of 2009.

As of December 31, 2007, Transelec had opened 3 forward contracts to buy ThUS$12,400 not designated for hedge accounting. The fair value of these forward contracts recognized on the consolidated balance sheet was ThUS$284 (liability) as of December 31, 2007. The contracts expired in 1st quarter of 2008.

Brookfield Infrastructure Partners         F-51

The subsidiary Transelec Holdings Rentas Limitada uses financial derivative instruments (US$/Ch$ forwards and swaps) as hedge of a portion of its net investment in Transelec controlled in Chilean pesos in order to reduce the exposure to changes in currency exchange rates. The nominal amount of these contracts was ThUS$250,000 as of December 31, 2008 and ThUS$530,451 as of December 31, 2007. Changes in the fair value of these derivative contracts are recorded in other comprehensive income (loss). Amounts excluded from the measure of effectiveness of net investment hedges are recognized in earnings in the period in which they arise. Fair values of the derivatives recognized on the consolidated balance sheet were ThUS$ 56,100 (asset) as of December 31, 2008 and ThUS$9,195 (liability) at December 31, 2007.

On August 8, 2008, Transelec Holdings Rentas Limitada entered into eighteen US$/UF cross currency swap contracts totaling to ThUS$345,000. The swaps are considered as economic cash flow hedges to offset the variability of expected future cash flows related to US$ debt, however hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. Fair value of the swap contracts recognized on the consolidated balance sheet amounts to ThUS$74,332 (asset) as of December 31, 2008. The swaps contracts mature in 2011 (the same maturity as the debt being hedged).

d)	Risk management

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rate such as equity prices, commodity prices or credit spreads.

The Company endeavours to maintain a matched position in respect of the book values of foreign currency assets and liabilities and the impact of changes in interest rates on net income from floating rate assets and liabilities. This is achieved generally by intent of funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Unmatched positions are carried from time to time within predetermined limits, principally to reduce borrowing costs or when hedging is impractical or uneconomic. Financial instruments held by the Company that are subject to market risk include principally borrowings and derivative instruments such as interest rate and currency swaps and forwards. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long duration physical assets. Accordingly, the Company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that partially has been swapped to fixed rates with interest rate derivatives. Debts instruments are recorded on the balance sheet are at their amortized cost.

F-52        Brookfield Infrastructure Partners

The result of a 50 basis point increase in interest rates on the Company’s net floating rate between assets and liabilities (swap) would have resulted in a corresponding increase in net income before tax of US$0.7 million as at December 30, 2008 on an annualized basis.

The Company holds financial instruments to hedge the net investment in self-sustaining operation whose functional currency is other than the U.S. dollar (Transelec). The result of a 50 basis point increase in interest rates on the Company’s net floating rate between assets and liabilities (swap) would have resulted in a corresponding decrease the value of these hedging instrument by US$0.9 million as at December 31, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than functional currencies of the consolidated entities in addition to any changes in the value of the financial instruments in the relevant currency due to other risks.

The Company has bonds payable denominated in Unidad de Fomento (UF), changes in the translated value of which are recorded in net income. The impact of a 1% change in the U.S. dollar against UF would result in a US$6.3 million gain (loss).

The Company holds financial instruments to hedge the net investment in self-sustaining operation whose functional currency is other than the U.S. dollar (Transelec). A 1% increase in the U.S. dollar exchange rate would increase the value of these hedging instruments by US$2 million as at December 31, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations causing a financial loss. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparties obligations regarding accounts receivable, bank deposits and derivative contracts.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparty meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for bank deposits and derivative financial instruments and endeavours to minimize counterparty credit risk through diversification and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments which tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve counterparties that are branches of global banks or other financial institutions with high credit ratings from international credit rating agencies. The Company does not expect to incur credit losses in respect of any of these counterparties.

The Company monitors also its credit risk exposure related to accounts receivable from clients on an on-going basis and periodically evaluates necessity to establish allowances for doubtful accounts based on the information about counterparty financial condition. Currently management believes there is no significant credit risk related to its receivables. The maximum exposure in respect to receivables is equal to their carrying value.

The Company earns a significant part of its revenues (approx. 71% in the year ended December 31, 2008) from one client, which is a Chilean electricity generating company. As of December 31, 2008 approx. 34% of the trade accounts receivable are due from that client.

Brookfield Infrastructure Partners         F-53

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to investment opportunities quickly and on a value basis as well as to pay its obligations on due dates, the Company maintains relatively high level of liquidity. The primary source of liquidity consists of cash and cash equivalents as well as trade accounts receivable. As of December 31, 2008 Transelec has 3 unused credit line facilities totaling to ThUS$60,000 and available to finance working capital needs of which ThUS$15,000 expire in March 2009, ThUS$15,000 expire in November 2009 and ThUS$30,000 expire in February 2010. In addition, Transelec has available unused credit facility of up to UF3.2 million (approx. ThUS$108,000) available up to September 2010 to finance expansion projects or refinance debt.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity.

These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time.

9.	Accrued Liabilities and Provisions

Accrued liabilities as of December 31, 2008 and 2007 are composed as follows:

US$ THOUSANDS Description	As of December 31,
	2008	2007
Accrued payroll	$3,099	$3,132
Vacation accrual	1,477	1,382
Staff severance indemnities (short-term portion)	949	936

Total	$5,525	$5,450

Long-term provisions presented on the balance sheet as of December 31, 2008 includes obligation for staff severance indemnities of ThUS$3,022 (ThUS$2,971 as of December 31, 2007) determined in accordance with accounting policy described in the Note 2m). Total amount of cost benefit for staff severance indemnities recognized in the year ended December 31, 2008 was ThUS$655 (ThUS$1,381 in the period ended December 31, 2007).

F-54        Brookfield Infrastructure Partners

10.	Shareholders’ Equity

The detail of changes in the Shareholders’ Equity during the year ended December 31, 2008 and 2007 is shown in the table below:

US$ THOUSANDS	Paid-in capital	Distributions	Other comprehensive income	Deficit	Total
Balance as of January 1, 2007	$348,812	$—	$(1,674)	$(11,232)	$335,906
Increase of capital	858,759	—	—	—	858,759
Distributions	—	(35,167)	—	—	(35,167)
Translation gain on the net investment in self-sustaining operation	—	—	98,086	—	98,086
Loss on hedging instruments	—	—	(31,541)	—	(31,541)
Net loss for the year	—	—	—	(37,467)	(37,467)

Balance as of December 31, 2007 (Restated)	1,207,571	(35,167)	64,871	(48,699)	1,188,576

Increase of capital	160,808	—	—	—	160,808
Distributions	—	(43,728)	—	—	(43,728)
Translation loss on the net investment in self-sustaining operation	—	—	(313,113)	—	(313,113)
Gain on hedging instruments	—	—	56,360	—	56,360
Net income for the year	—	—	—	104,027	104,027

Balance as of December 31, 2008	$1,368,379	$(78,895)	$(191,882)	$55,328	$1,152,930

As of December 31, 2008 and 2007 the authorized share capital was divided into 1,400,012,000 shares of nominal value of US$1 per share.

On June 27, 2007 the shareholders decided that the principal amount of each holder’s promissory convertible notes outstanding at that date and totaling to ThUS$858,759 be immediately converted into such number of ordinary shares of the Company as contemplated by such holder’s note agreement and any accrued and unpaid interest amounts owing under such holder’s note on the conversion date shall become payable in cash. Following the conversion the Company’s shareholders keep the same percentage of the ownership interest in the Company as existing before the conversion.

On December 27, 2007, July 11, 2008 and December 29, 2008 the Company distributed to its shareholders funds amounting to ThUS$35,167, ThUS$36,412 and ThUS$7,316 respectively.

Shareholders in the Company and their participation are as follows as of December 31, 2008 and 2007:

	Participation as of December 31,
Shareholder	2008	2007
CPP Investment Board Private Holding Inc.	27.728%	27.744%
BIP Bermuda Holdings III Limited	17.750%	10.700%
Bryson International Limited	10.036%	17.044%
4358520 Canada Inc.	22.101%	22.114%
4358538 Canada Inc.	3.900%	3.902%
Infra—PSP Canada Inc.	18.485%	18.496%

Total	100.000%	100.000%

Brookfield Infrastructure Partners         F-55

11.	Capital Management

The capital of the Company consists of the components of shareholders’ equity as presented on the Company’s consolidated balance sheet.

The Company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and providing shareholders with a prudent amount of leverage to enhance returns. Company’s financial debt, which consists of debt of consolidated subsidiaries and totaling to ThUS$2,288,072 million at December 31, 2008 (ThUS$2,382,645 million as of December 31, 2007). Part of this debt is secured by the long-term bank deposit that the Company has in Scotiabank & Trust (Cayman) Ltd. amounting to ThUS$890,064 million and ThUS$848,813 million as of as of December 31, 2008 and 2007, respectively.

The Company is in full compliance with capital requirements and covenants related to equity as of December 31, 2008.

12.	Contingencies and Restrictions

The Company is subject to some covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2008.

a)	Pledge on assets

In January 2008, the Company requested an irrevocable standby letter of credit for US$41,600,000 to secure the Debt Service Escrow to Bank of Nova Scotia Agreed by Transelec S.A in the Bond debts Indentures.

In February 2008, the Company requested an irrevocable standby letter of credit for US$4,000,000 to secure the Debt Service Escrow to Bank of Nova Scotia Agreed by Transelec S.A in the Bond debts Indentures.

On June 29, 2007 the Company’s subsidiaries Transelec Holdings Rentas Limitada and Rentas Electricas I Limitada which directly hold 100% of interest in Transelec S.A. pledged their shares in Transelec and Transelec Norte S.A. in favor of The Bank of Nova Scotia, HSBC Bank Canada, The Bank of New York and holders of the bonds issued by Transelec Holdings Rentas Limitada to secure its obligations to those entities resulting from the issuance of the bonds in private placement made in February 2007. The outstanding balance of the bonds (including accrued interest) amounts to ThUS$151,245 and ThUS$151,703 as of December 31, 2008 and December 31, 2007, respectively.

ETC Holdings Ltd. holds funds amounting to ThUS$890,064 and ThUS$848,813 as of December 31, 2008 and 2007, respectively in the long-term bank deposit account in Scotiabank & Trust (Cayman) Ltd. Those funds are pledged to secure a bank loan provided by the same institution to subsidiary Rentas Eléctricas I Limitada. The outstanding balance of the loan payable classified in long-term liabilities amounts to ThUS$884,741 and ThUS$840,234 as of December 31, 2008 and 2007, respectively. In the event of default Scotiabank & Trust (Cayman) Ltd. has a right to set off and apply the deposit against the loan.

b)	Litigations, lawsuits and demands from regulators

1.

On December 5, 2002, the Superintendency of Electricity and Fuel (SEC) in Ordinary Official Letter No. 7183, charged the Company for its alleged responsibility in the interruption of electrical supply in the Central Interconnected System (SIC) on September 23, 2002. The Company presented the answers in a timely manner and these were added to the corresponding evidence. By Exempt Resolution No. 1438 of August 14, 2003, the Superintendency applied various fines to Transelec for a total of Annual Tax Units (UTA) 2,500 equivalent as of December 31, 2008 to ThUS$1,775. As of December 31, 2008, the Company had appealed the complaint before the Santiago Court of Appeals,

F-56        Brookfield Infrastructure Partners

and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

2.	In Ordinary Official Letter No. 1210 dated February 21, 2003 the SEC filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, the SEC imposed a fine of 560 UTA equivalent as of December 31, 2008, to ThUS$398, against which a writ of administrative reconsideration was filed, which was rejected. The Company appealed the complaint before the Santiago Court of Appeals and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

3.	On September 30, 2005 the SEC through Exempt Resolution No. 1117, applied the following sanctions to the Company: a fine of 560 UTA equivalent as of December 31, 2008 to ThUS$450, for allegedly not having coordinated to ensure electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; a fine of 560 UTA equivalent as of December 31, 2008, to ThUS$398, in the Company’s condition as the owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. As of December 31, 2008, the Company had appealed the charges before the SEC, which is pending resolution; Management believes it has no responsibility in these events.

4.	On December 17, 2004, the SEC through Exempt Resolution No. 2334 fined the Company 300 UTA, equivalent as of December 31, 2008, to ThUS$213, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck crashing into a structure of the Charrúa—Temuco line. As of December 31, 2008, the Company had filed a motion of invalidation and administrative reconsideration, firmly sustaining that it was a case of force majeure and that the charges are not applicable and should be annulled.

5.	On December 31, 2005, the SEC through Official Letter No. 1831, filed charges against the Company for allegedly infringing on various provisions of the electrical regulations while operating its installations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By SEC Exempt Resolution SEC No. 220, of February 7, 2006, the Company was fined 560 UTA equivalent as of December 31, 2008, to ThUS$398. An appeal was filed to order generation of power again on February 16, 2006, which is still outstanding. As of December 31, 2008, the Company had presented the required evidence.

As of December 31, 2008, the Company has recognized a provision for these contingent obligations for the amount of ThUS$2,787. This estimation considers the fact that similar cases are being heard in the Appeals Court, and that, the Appeals Court and Supreme Court have confirmed the decision of the SEC. In addition, there are similar cases with a reconsideration petition before the SEC for which the SEC has maintained the previously established fines.

c)	Guarantees

At the Company’s request Banco Santander Chile gave guarantees totaling ThUS$1,933 and ThUS$533 as of December 31, 2008 and 2007, respectively to the Chilean Ministry of Economy, Development and Reconstruction and some other parties to ensure completion by the Company of certain works related to the transmission system.

As of December 31, 2008 and 2007, the Company has received financial guarantees from contractors and third parties, mainly to guarantee the completion of construction and maintenance work amounting to ThUS$16,937 and ThUS$16,229, respectively.

Brookfield Infrastructure Partners         F-57

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles

Canadian GAAP varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

The reconciliations presented below include only differences related to measurement of items in the financial statements and does not contemplate additional disclosures that may be required under US GAAP.

a)	Embedded derivatives

The Company entered into certain contracts for electricity transmission that have embedded features corresponding to foreign currency, prices of commodities used in the construction of transmission assets and inflation indexes. As described in the Note 2c) the Company concluded that those indexation features represent embedded derivatives, however those derivatives may not require bifurcation and separate accounting as they are closely related to the economic characteristics and risks of the host contracts under CICA Section 3855. Instead the entire contracts are considered contract-based intangibles acquired in the business combination. Under US GAAP Statement of Financial Accounting Standards No. 133. Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) includes different criteria for considering embedded derivatives as clearly and closely related to the economic characteristics and risks of the host contract, especially with regards to foreign currency derivatives. The Company concluded that the embedded features require bifurcation and fair value accounting with changes in fair value recorded in earnings under SFAS 133. Effects of the bifurcation of the embedded derivatives and their respective tax effects were included as an adjustment in the reconciliation to US GAAP as of and for the years ended December 31, 2008 and 2007 in paragraph b) below.

b)	Effects of conforming to US GAAP

The adjustments to reported net income (loss) required to conform to US GAAP were as follows:

	For the year ended December 31,
US$ THOUSANDS	2008	2007
Net income (loss) as shown in the Canadian GAAP financial statements	$104,027	$(37,467)
Embedded derivatives (paragraph a)	40,604	14,095
Adjustments of deferred income taxes (paragraph a)	(6,903)	(2,396)

Net income (loss) under US GAAP	137,728	(25,768)

Other comprehensive (loss) income, net as shown in the Canadian GAAP financial statements	(256,753)	66,545
Adjustments to US GAAP	—	—
Other comprehensive (loss) income under US GAAP	(256,753)	66,545

Total comprehensive (loss) income under US GAAP	$(119,025)	$40,777

The adjustments to reported Shareholders’ equity required to conform to US GAAP were as follows:

	As of December 31,
US$ THOUSANDS	2008	2007
Shareholders’ equity as shown in the Canadian GAAP financial statements	1,152,930	1,188,576
Embedded derivatives (paragraph a)	54,699	14,095
Adjustments of deferred income taxes (paragraph a)	(9,299)	(2,396)

Shareholders’ equity under US GAAP	1,198,330	1,200,275

F-58        Brookfield Infrastructure Partners

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2008 and 2007:

	For the year ended December 31,
US$ THOUSANDS	2008	2007
Opening balance	1,200,275	335,906
Contribution and increase of capital	160,808	858,759
Net investment in self-sustaining foreign operation	(313,113)	98,086
Gain (loss) on hedging instruments	56,360	(31,541)
Net income (loss) for the year	137,728	(25,768)
Distributions	(43,728)	(35,167)

Closing balance	1,198,330	1,200,275

c)	Recent US GAAP accounting pronouncements

Business Combinations and Noncontrolling Interest in Consolidated Financial Statements

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). The objective of SFAS No. 141 (R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In December 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141 (R) and SFAS No. 160.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”), which identifies the framework, or hierarchy for selecting accounting principles to be used in preparing financial statements presented in conformity with U.S. GAAP. SFAS No. 162 amends the existing U.S. GAAP hierarchy established and set forth in the American Institute of Certified Public Accountants (“AICPA”) Statement of Auditing Standards No. 69. The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles (“SAS 69”). The framework serves as a guide in determining the appropriate accounting treatment to be used for a transaction or event. The Company does not expect SFAS No. 162 to have an impact on the Company’s current accounting practices. The Standard will become effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411. The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

Brookfield Infrastructure Partners         F-59

Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. FAS 142-3”), which amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. FSP No. 142-3 requires a consistent approach between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of an asset under SFAS No. 141(R). The FSP also requires enhanced disclosures when an intangible asset’s expected future cash flows are affected by an entity’s intent and/or ability to renew or extend the arrangement. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, January 1, 2009 for the Company, and is to be applied prospectively. Early adoption is prohibited. The Company is evaluating the impact, if any, of the adoption of FSP No. FAS 142-3.

F-60        Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

December 31, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Brookfield Infrastructure Partners         F-61

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

December 31, 2008

F-62        Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

December 31, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Island Timberlands Limited Partnership

We have audited the consolidated balance sheet of Island Timberlands Limited Partnership as at December 31, 2008 and the consolidated statements of operations, comprehensive income and accumulated other comprehensive income, partners’ equity and cash flows for the year ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2008 and the results of its operations and its cash flows for the year ended in accordance with Canadian generally accepted accounting standards.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

January 27, 2009

Brookfield Infrastructure Partners         F-63

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31
US$thousands	2008	2007
Sales	$184,266	$212,775

Operating costs and expenses
Manufacturing and production costs	128,290	139,576
Depreciation, depletion and amortization	18,437	20,263
Selling, general and administrative	8,944	9,001

	155,671	168,840

Operating income	28,595	43,935

Other expenses (income)
Interest expense	26,979	26,451
Other expenses (income) (Note 11)	1,108	(3,859)
Gain on sale of assets (Note 6)	(5,631)	(7,432)
Return of investment (Note 1)	(223)	—
Management fee—performance bonus (Note 4)	(35,923)	8,298

	(13,690)	23,458

Net income for the year	42,285	20,477

Allocated as follows:
Limited Partners interests	42,285	20,477
General Partner interest	—	—

	$42,285	$20,477

The accompanying notes are an integral part of these financial statements.

F-64        Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND

ACCUMULATED OTHER COMPREHENSIVE INCOME

	Year ended December 31
US$thousands	2008	2007
Net income	$42,285	$20,477

Other comprehensive (loss) income
Amortization of gain on fair values of derivatives designated as cash flow hedges	(77)	(107)
Effect of foreign currency translation of foreign operation	(30)	15

Other comprehensive loss	(107)	(92)

Comprehensive income	$42,178	$20,385

Accumulated other comprehensive income, beginning of year	5,376	5,468
Other comprehensive loss	(107)	(92)

Accumulated other comprehensive income, end of year	$5,269	$5,376

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-65

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENT OF PARTNERS’ EQUITY

	Limited Partners	General Partner	Total
US$thousands			2008	2007
Partners’ equity, beginning of year	$433,388	$6	$433,394	$452,128

Contributions	—	—	—	—
Net income	42,285	—	42,285	20,477
Transitional adjustment	—	—	—	(23)
Equity Distribution (Note 1)	(223)	—	(223)	—
Distributions	(5,000)	—	(5,000)	(39,188)

	470,450	6	470,456	433,394

Accumulated other comprehensive income	5,269	—	5,269	5,376

Partners’ equity, end of year	$475,719	$6	$475,725	$438,770

The accompanying notes are an integral part of these financial statements.

F-66        Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEET

	As at December 31
US$thousands	2008	2007
Assets
Current assets
Cash	$6,998	$14,464
Accounts receivable	2,077	2,260
Inventories (Note 5)	26,984	28,882
Prepaid expenses	750	1,024

	36,809	46,630

Property, plant and equipment (Note 6)	106,797	107,781
Timberlands and logging roads (Note 7)	754,099	765,783
Long-term receivable (Note 4)	7,705	—

	$905,410	$920,194

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$16,718	$22,796
Performance bonus—interest payable	1,073	1,283
Management fee—performance bonus (Note 4)	—	14,476

	17,791	38,555

Management fee—performance bonus payable (Note 4)	—	28,172
Other liabilities (Note 8)	4,020	7,142

	21,811	73,869

Long-term debt (Note 9)	410,000	410,000
Less: Deferred debt issue costs	(2,126)	(2,445)

	407,874	407,555

	429,685	481,424

Partners’ equity (Note 10)	475,725	438,770

	$905,410	$920,194

Contingencies (Note 14)

Commitments (Note 16)

Approved on behalf of the Island Timberlands General Partner

Darshan Sihota

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners         F-67

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31
US$thousands	2008	2007
Operating activities
Net income for the year	$42,285	$20,477
Items not involving cash
Depreciation, depletion and amortization	18,437	20,263
Amortization of deferred debt issue costs	319	346
Return of investment (Note 1)	(223)	—
Gain on sale of assets	(5,631)	(7,432)
Change in non-cash operating items
Accounts receivable	183	487
Inventories	1,898	(5,821)
Prepaid expenses	274	(84)
Accounts payable and accrued liabilities and performance bonus—interest payable	(6,288)	3,794
Management fee—performance bonus payable	(50,353)	2,648
Other liabilities	(3,229)	355

	(2,328)	35,033

Investing activities
Acquisition of timberland assets purchase price adjustment	—	5,188
Additions to property, plant and equipment, and timberlands and logging roads	(7,702)	(8,769)
Proceeds from sale of property and equipment	7,564	14,529

	(138)	10,948

Financing activity
Distributions to limited partners	(5,000)	(39,188)

(Decrease) increase in cash	(7,466)	6,793
Cash, beginning of year	14,464	7,671

Cash, end of year	$6,998	$14,464

Supplemental cash flow information:
Interest paid	$26,869	$24,858

The accompanying notes are an integral part of these financial statements.

F-68        Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

US$ THOUSANDS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

1.	Primary business activity

Island Timberlands Limited Partnership (“Island” or the “Partnership”) was formed pursuant to the limited partnership agreement made as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment in, and management, operation, and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with this Agreement.

Island’s assets consist primarily of timberlands, land, logging roads and equipment, and a 50% interest in Strathcona Helicopters Ltd. (“Strathcona”). All of the transferred assets are located in the coastal region of British Columbia, Canada. The Partnership’s principal business is growing and harvesting timber, and selling logs to worldwide markets. Island’s secondary business interest is real estate development and sales.

Island’s interest in Strathcona is expected to be fully dissolved in 2009 as a result of the winding up of this company which began in 2008. The decision by the Strathcona board was the result of Island and Western Forest Products Ltd. (“Western”) being able to access equivalent services more cost effectively elsewhere in the marketplace. Strathcona paid out a dividend of $987 to its investors during 2008, which resulted in a net return of equity in the amount of $223.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which in these circumstances conform, in all material respects, with United States generally accepted accounting principles (“US GAAP”), except as described in Note 18.

(a)	Basis of presentation

The consolidated financial statements include the accounts of the Partnership and its interest in Strathcona through use of the proportionate consolidation method until the winding up of Strathcona is completed. Management expects that the wind-up will be completed in 2009. Intercompany transactions and balances have been eliminated.

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

(c)	Measurement uncertainties

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

Brookfield Infrastructure Partners         F-69

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. On an ongoing basis management reviews its estimates based on currently available information. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include, among other things, but not limited to, the recoverability of accounts receivable, the estimated net realizable value of inventories, the expected economic lives of and the estimated future operating results and net cash flows from the timberlands and property, plant and equipment, the anticipated costs and timing of asset retirement obligations, and the valuation calculations which form the basis of Management Fee—Performance Bonus obligations (Note 4) to Brookfield Timberlands Management (“BTM”).

Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Accounts receivable

Accounts receivable are stated net of an allowance for doubtful accounts.

(e)	Inventories

Logs and boomsticks are valued at the lower of average cost and net realizable value in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3031. See Note 3(a). Materials and supplies are valued at the lower of average cost and replacement cost.

Island continues to value log inventories at the lower of cost and net realizable value which is based on pooling logs as an aggregate product. The cost basis for produced logs is a weighted twelve month rolling average, one month in arrears, and adjusted as required for extraordinary events such as a market closure. Purchased logs are valued on a vendor specific basis at the lower of acquired cost and the net realizable value.

(f)	Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets based on the following annual rates:

Buildings	3% – 5%
Plant and equipment	10% – 20%

Property, plant and equipment includes land that has been designated as having a higher value to non-timberland owners (“HBU land”). HBU land is not depreciated. Betterments to HBU land are capitalized and included as part of the special project or parcel of land until it is sold.

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

F-70        Brookfield Infrastructure Partners

Depletion of the timberlands is based on the volume of timber estimated to be available over the harvest cycle.

Amortization of logging roads occurs as timber is harvested and is based upon rates determined with reference to the volume of the timber estimated to be removed using these roads.

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

(m)	Future accounting changes

Convergence with International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011. As the International Accounting Standards Board has projects underway that should result in new pronouncements and since this Canadian convergence initiative is very much in its infancy as of the date of these consolidated financial statements, the Partnership is continuing to assess the impact of the ultimate adoption of IFRS on the Partnership.

Brookfield Infrastructure Partners         F-71

Capital disclosures, Section 1535

CICA Handbook Section 1535, Capital Disclosures, requires additional disclosures with respect to the Partnership’s management of capital. Adoption of the CICA recommendations had no impact on the Partnership’s financial statements. The Partnership is expected to adopt this new standard effective January 1, 2009.

3.	Changes in accounting policies

(a)	Inventories, Section 3031

Effective January 1, 2008, the Partnership adopted, on a prospective basis, the recommendations of the CICA Handbook Section 3031, Inventories. This section provides an expanded definition of cost and requires that inventory be measured at the lower of cost and net realizable value. Additionally, there are increased guidelines on the grouping of inventories along with disclosure requirements regarding accounting policies, carrying values, and the treatment of any inventory write downs.

Under the new standard, logs from harvesting operations are valued at the lower of 12 month moving average cost and net realizable value on a product basis. Since the costs of each product are not separately identifiable, they are allocated between the products based on the relative sales value of each product. Purchased logs are measured at the lower of actual cost and net realizable value. Boomsticks are valued at net realizable value to reflect degradation that occurs from use.

The adoption of this standard did not have a significant impact on the financial statements of the Partnership.

(b)	Financial Instruments, Section 3862 and 3863

As new financial instruments standards will be included in the proposed GAAP standards for private enterprises currently under development by the CICA, it has been decided by the CICA that private enterprises will not be required to apply the CICA Handbook Sections 3862 and 3863 which would have otherwise applied to the financial statements of the Partnership for the year ended December 31, 2008. The Partnership has elected to use this exemption but will continue to apply the requirements of CICA Sections 1530, 3855 and 3865.

(c)	Assessing Going Concern, Section 1400

In June 2007, Section 1400 of the CICA Handbook was amended to require management to assess and disclose an entity’s ability to continue as a going concern. This section applies for interim and annual periods beginning on or after January 1, 2008. Island adopted this Section on January 1, 2008.

The North American forest products industry is currently experiencing a very challenging economic environment. Demand for most products has weakened substantially, especially in domestic and US markets. Island has forecasted financial results and cash flows for 2009 using the Partnership’s best estimates of market and operating conditions. These forecasts indicate that the Partnership will be able to maintain current liquidity. The Partnership expects to continue to meet all of its debt covenants and remains well positioned for a market turnaround. The Partnership sees no immediate impediments to its ability to continue as a viable going concern.

4.	Management fee—performance bonus

Pursuant to the terms of the Management Agreement (the “Agreement”) between Island and BTM, management fees are payable to BTM as compensation for the services provided by BTM on behalf of Island. These fees are comprised of a base management fee which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds.

F-72        Brookfield Infrastructure Partners

The performance bonus is calculated annually based on cash distributed by the business combined with independent valuation reports. The final calculation of the annual amount owing with respect to the performance fee is subject to a clawback calculation for every five year period starting in 2011 and every fifth year thereafter. In accordance with the terms of this clawback clause, if Island has paid BTM annual performance fees which are in excess of the amount that would have been paid if the performance fee had been calculated for each five year period, rather than annually, the excess amount will be repaid by BTM to Island.

In May 2007, the 2006 performance fee payable to BTM was finalized at $39.5 million. This fee is payable in installments over a 7 year-period, bearing interest at a rate of 6.02%. The performance fee payment in the year ended December 31, 2008 for the second instalment of the 2006 performance fee was $5.7 million (2007–$5.7 million for the first instalment of the 2006 performance fee) along with a performance fee interest payment of $2.0 million during the year.

During 2007 an additional performance fee payable was calculated. It was finalized and fully paid during 2008 in the amount of $8.8 million.

During the year ended December 31, 2008, as a result of a change in management’s estimates in the fee payable based on cash distributions and independent business valuations a total of $35.9 million was recorded as an accrued clawback. The clawback provision has resulted in an estimated long-term receivable of $7.7 million at December 31, 2008. The final clawback will be calculated as at December 31, 2010 and will be payable in 2011.

The obligation is considered subordinate to the Senior Bonds, and accordingly has not been included in calculating compliance with the covenants of the Trust Indenture. As long as the Partnership remains in compliance with the covenants stated in the Trust Indenture, payments may be made on the management fee payable.

5.	Inventories

US$thousands	2008	2007
Logs and boomsticks	$25,642	$26,842
Materials and supplies	1,342	2,040

	$26,984	$28,882

6.	Property, plant and equipment

	Cost	Accumulated depreciation	Net book value
US$thousands			2008	2007
HBU and other land	$103,852	$—	$103,852	$104,410
Buildings	1,176	465	711	873
Plant and equipment	4,599	2,365	2,234	2,498

	$109,627	$2,830	$106,797	$107,781

In the year ended December 31, 2008, Island sold HBU and other land for net proceeds of $5,983 (2007–$14,446), realizing a gain on sale of $4,112 (2007–$7,349). Island also sold buildings and equipment for net proceeds of $1,581 (2007–$83) and realized a gain on sale of $1,519 (2007–$83).

Brookfield Infrastructure Partners F-73

7.	Timberlands and logging roads

	Cost	Accumulated depletion and amortization
			Net book value
US$thousands			2008	2007
Timberlands	$790,343	$53,368	$736,975	$751,645
Reforestation	14,016	—	14,016	10,088
Logging roads	19,621	16,513	3,108	4,050

	$823,980	$69,881	$754,099	$765,783

8.	Other liabilities

US$thousands	2008	2007
Restructuring liabilities	$3,636	$6,744
Asset retirement obligations	384	398

	$4,020	$7,142

Pursuant to the timberland acquisition from Weyerhaeuser Company Limited (“WYL”), Island was obligated to reimburse Cascadia Forest Products Ltd. (“Cascadia”) (now Western, a company under common control of one of the limited partners) for certain restructuring and severance costs related to closure activities. That obligation was settled in 2008 with a final payment of $0.3 million.

At the time of acquisition, Island also assumed responsibility for certain property subdivisions and environmental obligations that could potentially arise pursuant to the subdivision process. In 2008, a revision was made to the estimated future cost resulting in a decrease of $1.6 million in the provision which has been included in other non-operating income (Note 11).

9.	Debt

US$thousands	2008	2007
U.S. secured bonds repayable on August 30, 2015, interest at 5.58%	$100,000	$100,000
U.S. secured bonds repayable on August 30, 2025, interest at 6.17%	210,000	210,000
U.S. secured bonds repayable on August 30, 2030, interest at 6.27%	100,000	100,000

	$410,000	$410,000

The bonds are payable to Island Timberlands Finance Corp. (“IT Finance”), an entity under common control. The bonds are secured by a fixed and floating charge over the Partnership assets and covenants exist that restrict the Partnership’s ability to create additional encumbrances and incur further debt. A debt service reserve account equal to six months’ interest has been guaranteed by issuing two secured irrevocable letters of credit aggregating $12,382. The fair value of the long-term debt at December 31, 2008 has been estimated by management at $417,987 (2007–$384,893).

During 2008, the Partnership completed a $10 million increase in the demand secured operating credit facility from $20 million to $30 million. There were no borrowings on the facility at December 31, 2008. At December 31, 2008, the Partnership had four letters of credit totaling $12.5 million outstanding.

F-74 Brookfield Infrastructure Partners

10.	Partners’ equity

	Number of units authorized and issued	Participation %
Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

11.	Other non-operating expenses/(income)

US$thousands	2008	2007
Interest income	$(298)	$(733)
Foreign exchange	2,458	(2,702)
Remediation costs	208	—
Severance	287	(181)
Changes in estimated restructuring liabilities	(1,647)	—
Other	100	(243)

	$1,108	$(3,859)

12.	Related party transactions

In addition to the related party transactions disclosed elsewhere, the Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

(a) Island engages in various transactions with Western. Reference to transactions with Western include those with Cascadia, which was effectively purchased by Western in 2006. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined with reference to current market pricing. As well, certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $21,376 (2007–$16,041) to Western and recognized billings from Western in the amount of $1,618 (2007–$8,644).

(b) Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Western under the WYL asset purchase agreement (the “Island Guarantee”). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western’s purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

(c) Island engaged BTM for management services pursuant to the Agreement. During the year, Island was billed $2,392 (2007–$2,316) for these services. The 2008 billings exclude any performance bonus related charges identified in Note 4.

(d) Under a loan agreement with IT Finance, Island incurred interest payments in the amount of $24,807 (2007–$24,807).

(e) Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island received an amount equivalent to the excess of the sale proceeds over $100,000 plus carrying costs from May 26, 2005. Along with the estimate of $4,649 recorded at December 31, 2006, an additional excess amount of $539 was recorded in

Brookfield Infrastructure Partners F-75

2007 as a reduction of the purchase price paid by Island for the acquisition of the timberland assets. The full amount of $5,188 was received by Island during 2007.

(f) Island holds a 50% interest in Strathcona. During the year, Island utilized Strathcona for helicopter transport services totalling $239 (2007–$1,079).

(g) Island engaged a Brookfield affiliate, Carma Developers LP (“Carma”), to assist in advancing various HBU development opportunities. During the year, Island was billed $845 (2007–$501) by Carma for their direct services plus the costs of external consultants engaged by Carma on Island’s behalf. All costs were capitalized to HBU and other land.

(h) The following receivable (payable) balances with entities under common control are outstanding at the end of the year:

US$thousands	2008	2007
Western	$(15)	$6
Carma	(83)	(27)
Brookfield	6,632	(43,931)
IT Finance	(8,269)	(8,260)
Strathcona	—	(256)

	$(1,735)	$(52,468)

13.	Employee benefit plans

Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the year was $757 (2007–$701).

14.	Contingencies

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

15.	Segment information

Island manages its business as a single operating segment (Note 1). All of the operations and assets are located in British Columbia.

US$thousands	2008	2007
Sales by location of customer
Canada	$67,416	$73,365
United States	33,587	72,152
Asia	83,263	67,258

	184,266	212,775

Sales by product line
Logs	184,299	212,280
Other	(33)	495

	$184,266	$212,775

F-76        Brookfield Infrastructure Partners

16.	Commitments

At December 31, 2008, the Partnership was committed to payments under operating leases for equipment and office premises through to 2013. Annual future minimum payments over the term of these commitments are as follows:

US$thousands
2009	$2,871
2010	1,635
2011	912
2012	482
2013	87

$5,987

17.	Financial instruments

(a)	Fair values

The Partnership’s financial instruments consists of cash, accounts receivable, accounts payable and long-term debt. The carrying values of accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The estimated fair value of the long-term debt is disclosed in Note 9.

(b)	Credit risk

Island is exposed to credit risk on accounts receivable, which are primarily from certain customers granted payment terms. To manage its credit risk, Island regularly reviews credit limits and account balances. With most customers, possession, title, and risk pass after receipt of payment which further reduces credit risk.

(c)	Foreign exchange risk

The majority of the Partnership’s operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the US dollar increases the expense in US dollar terms.

18.	Differences between Canadian and United States generally accepted accounting principles

The Partnership’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. There are no material measurement differences that would affect these financial statements had they been prepared in accordance with US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

(a)	Joint ventures

The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under US GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

Brookfield Infrastructure Partners         F-77

The following summarizes the Partnership’s proportionate interest in Strathcona including intercompany revenue and expenses.

US$thousands	2008	2007
Income (loss)
Revenues	$(33)	$496
Expenses	398	497

Net income (loss)	(431)	(1)

Cash flows (used in) provided by
Operating activities	(911)	22
Investing activities	1,404	(22)
Financing activities	$(493)	$—

(b)	Consolidated cash flows

Under US GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

(c)	Presentation of consolidated financial statements

Under US GAAP, certain presentation adjustments would be required. Within the statement of operations, the following items include other expense (income), gain on sale of assets and management fee—performance bonus would be presented as an operating item. These adjustments have no impact on partners’ equity or net income.

(d)	Recent accounting pronouncements—US GAAP

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal year beginning January 1, 2008. The adoption of SFAS 159 did not have a material impact on its financial condition or results of operations.

Non-Controlling Interest in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-Controlling Interest in Consolidated Financial Statements (“SFAS 160”), a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as step acquisitions or generating dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the changes in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interests.

F-78        Brookfield Infrastructure Partners

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interests.

The Statement is effective for periods beginning on or after January 1, 2009. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. Island does not expect the adoption of SFAS 160 to materially affect its consolidated financial statements.

Brookfield Infrastructure Partners         F-79

LONGVIEW TIMBER HOLDINGS, CORP.

December 31, 2008 and 2007

US$ THOUSANDS

F-80        Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

December  31, 2008 and 2007

Brookfield Infrastructure Partners         F-81

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Longview Timber Holdings, Corp. Longview, Washington

We have audited the accompanying consolidated balance sheets of Longview Timber Holdings, Corp. and subsidiaries (the “Company”) (a subsidiary of Brookfield Asset Management) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2008, and the period April 20, 2007 to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008, and the period April 20, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

March 5, 2009

F-82 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED BALANCE SHEET

	As at December 31
US$ THOUSANDS	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$23,682	$45,948
Accounts and notes receivable, net	5,296	4,991
Deferred tax assets (Note 8)	1,303	1,717
Inventories (Note 2)	6,582	8,900
Prepaid expenses and other current assets (Note 3)	2,331	3,581

Total current assets	39,194	65,137

Property, plant and equipment, net (Note 4)	3,446	3,430
Timber, timberlands and logging roads, net (Note 5)	1,923,849	1,855,162
Investment (Note 6)	705	705
Deferred debt issuance costs (Note 7)	12,734	2,896

Total assets	$1,979,928	$1,927,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,462	$2,414
Accounts payable—related party (Note 13)	2,212	715
Other tax payable	765	517
Other accrued liabilities (Note 9)	12,197	3,290
Other accrued liabilities—related party (Note 13)	1,801	11,664
Swap liabilities (Note 14)	—	32,124
Bridge loan (Note 10)	—	1,200,000

Total current liabilities	20,437	1,250,724

Long-term debt (Note 11)	1,070,000	—
Long-term debt—related party (Note 13)	220,575	200,000
Minority interests (Note 15)	10,679	8,176

Total liabilities	1,321,691	1,458,900
Shareholders’ equity (Note 16)	658,237	468,430

Total liabilities and shareholders’ equity	$1,979,928	$1,927,330

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-83

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

US$ THOUSANDS	For the year ended December 31, 2008	For the Period from April 20, 2007 to December 31, 2007
Net sales	$174,225	$121,224
Cost of products sold	(91,934)	(60,976)
Depletion, depreciation, and amortization	(99,380)	(67,609)

Gross loss	(17,089)	(7,361)
Selling, administrative and general expenses	(22,766)	(15,182)

Operating loss	(39,855)	(22,543)
Interest income	763	3,078
Interest expense	(80,935)	(76,987)
Other income (expense) net	6,451	1,318
Loss on sale of assets	(797)	—
Loss on sale of higher and better use lands	(1,398)	—

Total interest and other expense	(75,916)	(72,591)

Loss from continuing operations before income taxes	(115,771)	(95,134)

Provision for taxes (Note 8):
Current	(1,444)	(34)
Deferred	(414)	(189)

	(1,858)	(223)

Loss from continuing operations	(117,629)	(95,357)

Discontinued operation (Note 18):
Income from operation (net of taxes of $346)	—	538
Loss on sale of assets	—	(884)

Net loss	$(117,629)	$(95,703)

The accompanying notes are an integral part of these financial statements.

F-84 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

US$ THOUSANDS	For the year ended December 31, 2008	For the Period from April 20, 2007 to December 31, 2007
Cash provided by (used in) operating activities:
Net loss	$(117,629)	$(95,703)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depletion, depreciation and amortization	99,380	67,609
Amortization of deferred debt issuance costs	1,425	—
Loss on sale of assets	797	—
Loss on sale of higher and better use lands	1,398	—
Loss on sale of assets from discontinued operation	—	884
Loss on derivative valuation	3,231	10,883
Deferred income taxes	414	535
Minority interest in net loss	(957)	(827)
Termination of interest rate swap agreements	(53,447)	—
Changes in:
Accounts and notes receivable—net	(304)	(4,991)
Inventories	876	(2,410)
Prepaid expenses and other current assets	808	73
Other non-current assets	(559)	(1,826)
Accounts payable and other accrued liabilities	9,743	8,876
Other accrued liabilities—related party	(3,577)	21,078
Other tax payable	247	(2,542)

Cash provided by (used for) operating activities	(58,154)	1,639

Cash provided by (used in) investing activities:
Acquisition, net of cash acquired of $78	—	(2,226,499)
Disposal of Manufacturing Operations, net of cash transferred of $5	—	293,318
Additions to capital assets	(175,303)	(2,387)
Proceeds from the sale of fixed assets—net of selling costs	7,120	—

Cash used for investing activities	(168,183)	(1,935,568)

Cash provided by (used in) financing activities:
Proceeds from Bridge loan	—	1,350,000
Repayment of Bridge loan	(1,200,000)	(150,000)
Proceeds from long-term debt	1,070,000	—
Repayment of short-term borrowings	—	(14,500)
Proceeds from long-term debt—related party	15,787	200,000
Proceeds from bridge loans—related party	256,475	—
Repayment of bridge loans—related party	(256,475)	—
Additions to deferred debt issuance costs	(10,704)	—
Issuance of common stock	330,172	835,978
Issuance of preferred stock	—	85
Minority interest	3,460	9,003
Dividends	(4,644)	(250,689)

Cash provided by financing activities	204,071	1,979,877

Change in cash and cash equivalents
Cash and cash equivalents, beginning of period	(22,266)	45,948
Cash and cash equivalents, end of period	45,948	—

	$23,682	$45,948

Supplemental disclosures:
Cash paid for interest	$71,938	$51,837
Cash paid for taxes	1,500	—

Supplemental disclosure of noncash investing and financing activities:
Shareholder interest capitalized into principal	$3,788	$—
Shareholder loan PIK fee capitalized into principal	$1,000	$—

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-85

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
US$ THOUSANDS	Shares	Amount	Shares	Amount
Balance at April 20, 2007	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock			7,765,850	78	835,900			835,978
Issuance of preferred stock	125	125				(40)		85
Change in fair value of derivative instruments							(21,241)	(21,241)
Net loss						(95,703)		(95,703)

Comprehensive loss								(116,944)
Dividends						(250,689)		(250,689)

Balance at December 31, 2007	125	125	7,765,850	78	835,900	(346,423)	(21,241)	468,430
Issuance of common stock			3,254,326	33	330,139			330,172
Change in fair value of derivative instruments							(18,092)	(18,092)
Net loss						(117,629)		(117,629)

Comprehensive loss								(135,721)
Dividends						(4,644)		(4,644)

Balance at December 31, 2008	125	$125	11,020,176	$111	$1,166,039	$(468,705)	$(39,333)	$658,237

The accompanying notes are an integral part of these financial statements.

F-86 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

US$ THOUSANDS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Accounting Policies

Nature of business

General

Longview Timber Holdings, Corp. (“Timber”) is a real estate investment trust (“REIT”) engaged in the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale. All of the facilities are located in the United States (“U.S.”). Timber owns and manages approximately 655,000 acres of valuable timberlands in the Pacific Northwest composed primarily of softwoods.

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

On November 4, 2008, Timber purchased approximately 67,600 acres in Washington from Mid-Valley Resources Inc., a subsidiary of Hampton Affiliates (“Hampton Purchase”), a large timber company, for $163 million.

Ownership Structure

Following the close of the Acquisition by Brookfield, the following ownership structure was formed:

Company	Ownership
Longview Timber Holdings, Corp. (Timber)	—Longview Timber Holdings, Corp. owns 100% of Longview Timber Holdings LLC

Longview Timber Holdings LLC	—Longview Timber Holdings LLC owns 99% of Longview Timber LLC

—Remaining 1% is owned by a Brookfield subsidiary

Longview Timber LLC	—Longview Timber LLC owns 100% of Longview Fibre Company—Longview REIT

—Longview Timber LLC owns 1% of Longview Timberlands LLC

Longview Fibre Company	—Longview Fibre Company owns 99% of Longview Timberlands LLC

—Longview Fibre Company owns 100% of Longview Timber, Corp—a taxable subsidiary

Brookfield Infrastructure Partners F-87

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

US$ MILLIONS	April 20, 2007
Timber Operations	$1,958
Manufacturing Operations	294

Total	$2,252

Subsequent to the Acquisition, the Manufacturing Operations were sold to a related party for total proceeds of $253 million, including $92 million of debt (see Note 18). Additionally and immediately after the Acquisition, the Manufacturing Operations sold eight converting facilities located in the central and eastern United States to a third party for net proceeds of $48 million.

The purchase price of the Timber Operations was allocated based upon fair values to the following classes of assets and liabilities:

US$ MILLION	April 20, 2007
Current assets	$23
Capital assets	1,938
Other non-current assets	10
Current liabilities	(10)
Other non-current liabilities	(3)

Total	$1,958

Basis of presentation

The consolidated financial statements presented herein are those of Timber and its subsidiaries, and are derived from the records of such entities after the elimination of intercompany balances and transactions. For fiscal year 2007, the reporting period was April 20, 2007 to December 31, 2007. For fiscal year 2008, January 1, 2008 to December 31, 2008 reflects the reporting year for Timber and its subsidiaries. Reference to Timber also includes, as applicable, reference directly or indirectly to any of its subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments purchased with maturities of three months or less at date of acquisition.

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

F-88        Brookfield Infrastructure Partners

Bad debt expense associated with uncollectible accounts was $32 thousand and $61 thousand for the year ended December 31, 2008 and the period April 20, 2007 to December 31, 2007, respectively.

Inventories

Inventories are stated at the lower of cost or market. If actual demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. Cost is determined on a first-in, first-out basis except for supplies, which are stated using the average cost method.

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

Provision for depletion of merchantable timber represents a charge per unit of production (“depletion rate”) applied to actual harvest volumes. A single depletion rate is applied to all merchantable timber regardless of its age, species or quality in any particular case. A separate depletion rate will be determined for the timberlands acquired in the Hampton Purchase. The depletion rates are validated to a computer growth index model that tracks the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Pacific Northwest. The depletion rates will be adjusted periodically for timber maturity, estimated growth, and actual harvest volumes and when there is a significant acquisition or disposition.

Direct costs associated with the building of primary and major secondary access logging roads are capitalized and amortized on the straight-line basis over estimated useful lives ranging from 3 to 15 years. Bridges are amortized over an estimated useful life of 35 years. Costs incurred for logging roads that serve short-term harvest needs are expensed as incurred. Costs for road base construction of mainline roads, such as clearing and grading, are not amortized and remain a capitalized cost until disposition as they provide permanent value to the timberlands.

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

Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation. Plant and equipment include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset’s net book value is written down to its estimated fair value. When properties are sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts, and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

Brookfield Infrastructure Partners         F-89

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range is 40 years for buildings and from 4 to 10 years for machinery and equipment.

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

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not impose fair value measurements on items not already accounted for at fair value; rather, it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market. The standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In February 2008, the FASB issued FSP No. 157 2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. These non-financial items include assets and liabilities such as non-financial assets and liabilities assumed in a business combination, reporting units measured at fair value in a goodwill impairment test and AROs initially measured at fair value. In October 2008, the FASB issued FSP No. 157 3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157 3”), which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157 3 was effective upon issuance, including prior periods for which financial statements had not been issued. Timber adopted the provisions of SFAS No. 157 for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008, and the adoption of SFAS No. 157 did not have a material impact on Timber’s consolidated financial statements.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests (“NCI”) and classified as a

F-90        Brookfield Infrastructure Partners

component of equity. This new consolidation method will change the accounting for transactions with minority interest holders. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and, as such, Timber will adopt this standard in fiscal 2009 and has not yet determined the impact, if any, of SFAS 160 on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS No. 141(R) establishes how the acquirer of a business should recognize, measure and disclose in its financial statements the identifiable assets and goodwill acquired, the liabilities assumed and any noncontrolling interest in the acquired business. SFAS No. 141(R) is applied prospectively for all business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early application prohibited. SFAS No. 141(R) will not have an impact on Timber’s historical consolidated financial statements and will be applied to business combinations completed, if any, on or after January 1, 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand how and why an entity uses derivative instruments and their effects on an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 with early application encouraged. Timber is currently evaluating the impact of adopting SFAS No. 161 on its disclosures included within the notes to consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2.	Inventories

Inventories consisted of the following:

US$ THOUSANDS	December 31, 2008	December 31, 2007
Logs	$1,787	$3,446
Seed, cones, seedling budcaps	365	898
Rock and gravel	1,411	1,686
Nursery bed stock	2,773	2,585
Supplies	246	285

Total inventories	$6,582	$8,900

Brookfield Infrastructure Partners         F-91

3.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

US$ THOUSANDS	December 31, 2008	December 31, 2007
Insurance	$98	$106
US Forest Service timber deposits	32	1,000
Timber—land deals	625	2,295
Timber deed—Hampton Purchase	1,058	—
Planting	457	—
Other	61	180

Total prepaid expenses and other current assets	$2,331	$3,581

Prepaid timber for land deals represents payments that have been made for fees and other costs associated with the purchase and sale of timberland. When payments associated with the purchase or sale of land are made, they are recorded in the prepaid timber—land deals account until the purchase or sale is finalized.

Prepaid timber deed—Hampton Purchase represents $1.5 million of timber cutting rights recorded at acquisition. At December 31, 2008 timber cutting rights recorded was $1.1 million, net of depletion.

4.	Property, Plant and Equipment, net

Property, plant and equipment consisted of the following:

	December 31, 2008
US$ THOUSANDS	Cost	Accumulated Depreciation	Net Book Value
Land	$1,440	$—	$1,440
Buildings	73	(3)	70
Equipment	2,421	(485)	1,936

Total property, plant and equipment, net	$3,934	$(488)	$3,446

	December 31, 2007
US$ THOUSANDS	Cost	Accumulated Depreciation	Net Book Value
Land	$1,440	$—	$1,440
Buildings	80	(1)	79
Equipment	1,981	(70)	1,911

Total property, plant and equipment, net	$3,501	$(71)	$3,430

During the year ended December 31, 2008, Timber sold equipment for net proceeds of $94 thousand realizing a gain on sale of $22 thousand. During the period ended December 31, 2007, there were no disposals.

F-92        Brookfield Infrastructure Partners

5.	Timber, Timberlands and Logging Roads, net

Timber, timberlands and logging roads consisted of the following:

	December 31, 2008
US$ THOUSANDS	Cost	Accumulated Depletion And Amortization	Net Book Value
Timber	$1,744,405	$(165,546)	$1,578,859
Timberlands	176,130	—	176,130
Hampton Purchase	161,307	—	161,307
Logging roads	7,980	(427)	7,553

Total timber, timberlands and logging roads, net	$2,089,822	$(165,973)	$1,923,849

	December 31, 2007
US$ THOUSANDS	Cost	Accumulated Depletion And Amortization	Net Book Value
Timber	$1,739,165	$(67,352)	$1,671,813
Timberlands	176,639	—	176,639
Logging roads	6,896	(186)	6,710

Total timber, timberlands and logging roads, net	$1,922,700	$(67,538)	$1,855,162

During the year ended December 31, 2008, Timber sold timber and timberlands (including higher and better use lands) for net proceeds of $7 million realizing a loss on sale of $2 million. During the period ended December 31, 2007, there were no disposals.

Timber acquired approximately 67,600 acres from Mid-Valley Resources Inc., a subsidiary of Hampton Affiliates on November 4, 2008 for $163 million. The purchase was financed with $70 million of long-term debt, $16 million of long-term debt from a related party, and $77 million of cash. Timber is in the process of calculating a separate depletion rate for the acquired merchantable timber. Of the purchase price of $163 million, $1.5 million was recorded as a prepaid timber deed in current assets and the remaining was recorded in long-term capital assets.

6.	Investment

Investment of $705 thousand represents Timber’s interest in IFA Nurseries Inc., a company which provides various reforestation goods and services. Timber accounts for its investment in IFA Nurseries, Inc., on the cost method.

7.	Deferred Debt Issuance Costs

Debt issuance costs of $12.7 million, net of amortization, as of December 31, 2008 relates to the 2008 long-term debt financing and the loan commitment fee paid in 2007. Deferred debt issuance costs, net of amortization, of $2.9 million as of December 31, 2007 relates to the loan commitment fee paid in 2007. Deferred debt issuance costs are deferred and amortized over the respective terms to maturity.

Amortization expense for the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007 was $1.4 million and $0.1 million, respectively.

8.	Income Taxes

For the year ended December 31, 2008, the provision for income taxes has been computed based on Timber’s reporting as a REIT for federal income tax purposes. As a REIT, Timber is not subject to corporate income taxes on REIT qualifying income and gains from investments in real estate if it distributes such income

Brookfield Infrastructure Partners         F-93

and gains to our shareholders. Timber’s non-REIT activities, including the harvesting and sale of logs, are subject to corporate income taxes. The tax years 2005 through 2008 are subject to examination by the tax authorities. With few exceptions, Timber is no longer subject to US federal, state, local examinations by tax authorities for years before 2005.

The provision (benefit) for income taxes consisted of the following:

US$ THOUSANDS	For the Year ended December 31, 2008	For the Period April 20, 2007 to December 31, 2007
Current:
Federal	$1,444	$—
State	—	34

Total current tax	1,444	34

Deferred:
Federal	414	566
State	—	(31)
Total deferred tax	414	535

Total provision for income taxes	$1,858	$569

An analysis of the income tax provision (benefit) follows:

US$ THOUSANDS	For the Year ended December 31, 2008	For the Period April 20, 2007 to December 31, 2008
Expected federal income tax provision (benefit) at statutory rate	$(40,520)	$(33,297)
REIT losses not subject to income taxes	42,378	33,769
Deferred tax expense from non REIT activities	—	97

Total provision for income taxes	$1,858	$569

The tax effect of temporary differences giving rise to deferred tax assets is as follows:

US$ THOUSANDS	December 31, 2008	December 31, 2007
Deferred tax assets:
REIT net operating loss carry-forward from prior years	$907	$1,321
Non-REIT current year net operating loss carry-forward	396	396

Total deferred tax assets	$1,303	$1,717

Timber has recorded a deferred tax asset of $1.3 million reflecting the benefit of loss carry-forwards. Timber expects to utilize the benefit of these losses in 2009.

9.	Other Accrued Liabilities

Other accrued liabilities consisted of the following:

US$ THOUSANDS	December 31, 2008	December 31, 2007
Workers’ payroll and benefit liability	$571	$856
Accrued interest payable—long-term debt	11,626	—
Accrued interest payable—bridge loan	—	2,434

Total other accrued liabilities	$12,197	$3,290

F-94        Brookfield Infrastructure Partners

10.	Bridge Loan

The Bridge Loan was with three lenders—Merrill Lynch USA, Royal Bank of Canada and The Bank of Nova Scotia. The Bridge Loan was repaid on April 3, 2008, with the proceeds of the long-term debt financing. The related interest expense recorded was $14.0 million and $54.3 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively.

11.	Long-Term Debt

On April 3, 2008 the Bridge Loan was refinanced with a combination of long-term debt of $1.0 billion and a short-term related party bridge loan. The long-term debt is provided by Metropolitan Life Insurance Company and a syndicate of lenders. On November 4, 2008 the Hampton Purchase was partially financed with additional long-term debt of $70 million provided by Metropolitan Life Insurance Company and a syndicate of lenders. The long-term debt is collateralized with the timber, timberlands, and logging roads.

The long-term debt consists of four fixed interest rate tranches ranging from 4.73% to 6.31%. There are also two variable interest rate tranches ranging from 5.03% to 5.92% at December 31, 2008. The long-term debt matures as follows: $453.3 million on April 3, 2013; $308.3 million on April 3, 2015; and $308.3 million on April 3, 2018. Timber intends to refinance the long-term debt as it matures with similar long term debt facilities. The related interest expense recorded was $39.1 million during the year ended December 31, 2008.

Timber’s long-term debt agreements contain customary covenants and default provisions, including a covenant not to exceed a specified debt-to-value ratio of 0.60. It also includes a restriction on distributions if the cash coverage ratio is less than 1.25 on a rolling eight quarter basis. As of December 31, 2008 Timber did not meet the cash coverage ratio minimum and therefore only permitted cash distributions will be allowed until such time that Timber’s cash coverage ratio is at least 1.25 on a rolling eight quarter basis. As of December 31, 2008, Timber was in compliance with the covenants of its long-term debt agreements.

12.	Employee Benefit Plans

Timber has no participation in any retiree medical plans or health care insurance plans. Timber has a defined contribution pension program for its salaried employees and a limited term supplemental defined contribution pension program for some of its employees. Timber also has a matching 401k program. Each of these programs is current. The amount contributed was $597 thousand and $343 thousand during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively.

13.	Related Parties

The Accounts Payable—related amount of $2.2 million is with Longview GP LLC (“LVGP”), a US company indirectly owned by Brookfield. Pursuant to the terms of an April 2, 2008, Management Agreement (“Special Distribution Agreement”) between Longview Timber LLC and LVGP, a special distribution is payable to LVGP as compensation for services provided by LVGP to Longview Timber LLC and its subsidiaries. The amount is calculated based on 1.00% per annum of the sum of all effective Capital Contributions to Longview Timberlands, LLC. The Special Distribution Agreement replaced the original management fee arrangement between Longview Timberlands, LLC and Brookfield Timberlands Management LP (“BTM”), a Brookfield subsidiary. The special distribution is payable semi-annually. The amount paid to LVGP during 2008 was $5.4 million. The balance payable is recorded in the amount of $2.2 million as of December 31, 2008 as a current liability in accounts payable—related party.

Pursuant to the terms of a Management Agreement between Longview Timberlands LLC, a subsidiary of Timber, and BTM, management fees were payable to BTM as compensation for services provided by BTM to Longview Timberlands LLC. The fee was calculated annually using independent timberlands appraisal reports and was paid quarterly to BTM. The fee paid to BTM was $2.7 million and $6.0 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. This Agreement concluded on April 2, 2008 and was replaced with the Special Distribution Agreement.

Brookfield Infrastructure Partners         F-95

The Accounts Payable—related party amount at December 31, 2007 of $715 thousand was with Longview Fibre Paper and Packaging Inc. (“PPI”). Pulp logs sold to PPI was $18.9 million and $3.6 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. There was a Service Agreement between Timber and PPI for various administrative services. The amount paid was $18 thousand and $56 thousand during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. The Service Agreement effectively concluded in June, 2008.

Long-term debt—related party at December 31, 2008 reflects debt held formerly held by Brascan US Corporation now held by a lending syndicate consisting of Brookfield Global Timber Fund I, LP, BGTF 1 (Norma), LLC, and Brookfield Infrastructure Corporation (“BIC”). On November 3, 2008, the lending syndicate and Timber agreed to defer payment of accrued interest on the long-term debt—related party from August 20, 2008 until an undetermined future date. A 1% fee based on the principal balance as of August 20, 2008 and a 50 bps increase in the spread was given as consideration for the deferral. The intent is to repay the deferred interest at a future date. The long-term debt—related party reflects $215.8 million long-term debt; $3.8 million interest payable; and $1 million payment in kind fee. The current interest rate calculation is LIBOR plus 3.5%. The long-term debt —related party is scheduled to mature April 20, 2010 at which time the intent is to refinance the obligation with a similar long term debt facility. The related interest expense recorded was $15.0 million and $11.7 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. The balance payable is recorded in the amount of $1.8 million and $11.7 million as of December 31, 2008 and December 31, 2007, respectively, as a current liability in other accrued liabilities—related party account.

On April 3, 2008 Brookfield US Corporation and Trilon Bancorp (Europe) Zrt provided $247.5 million in short term bridge financing for the purpose of refinancing the Bridge Loan. An additional $8.9 million was drawn between August and September 2008. The principal balance and all accrued interest was fully repaid in a series of transactions between October and November 2008. The related interest expense recorded was $7.3 million during the year ended December 31, 2008.

14.	Accounting for Derivative Instruments and Hedging Activities

Timber used fixed interest rate swap agreements (“swaps”) to manage changes in cash flow as a result of changes in interest rate movements on certain of the variable rate debt under the Bridge loan. Timber has designated these swaps as cash flow hedges. To receive hedge accounting treatment, all of the swaps were formally documented at the inception of each hedge and the hedges must be highly effective at swap inception and at least quarterly in offsetting changes to future cash flows on hedged transactions. If the swaps are highly effective, the change in fair value, net of income taxes, is recorded in other comprehensive income or loss, except for any ineffectiveness portion of the fair value change, which is recognized in earnings. If the swaps were not to be highly effective, then Timber would record the change in fair value in earnings.

Timber terminated the swaps in connection with the re-financing of the Bridge Loan. $53.5 million was paid to the counterparties. The loss on termination is reported in the Consolidated Statement of Cash Flows in the same category as the nature of the item being hedged, in accordance with SFAS 104 “Statement of Cash Flows—Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions, an Amendment to FASB Statement No. 95.”

The accumulated other comprehensive loss recorded was $21.3 million and $21.2 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. The expense recorded was $3.2 million and $10.9 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively. During the year ended December 31, 2008 and the period ended December 31, 2007 Longview Timber LLC recognized zero and $32.1 million, respectively, in other liabilities.

F-96        Brookfield Infrastructure Partners

15.	Minority Interests

Minority interests represent the interests of Longview GP, LLC in the equity of Longview Timber LLC. Longview GP, LLC is a US company indirectly owned by Brookfield. Longview GP, LLC’s equity ownership in the net assets of Timber was $10.7 million which is recorded as minority interest in non-current liabilities. The minority interest in the net loss which is recorded in other income-expense was $1.0 million and $0.8 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively.

16.	Shareholders’ Equity

Preferred stock

Timber is authorized to issue 125 shares of non-voting preferred stock with a par value of $1 thousand. On May 10, 2007, Timber issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share. Preferred stock has a par value of $1 thousand per share, with liquidation preference of the same amount. The dividend rate for preferred shares is 12.5%. The shares are callable with a premium of 20% through December 31, 2009. The premium reduces 5% per annum such that there will be no premium after December 31, 2012.

Longview Fibre Company, a subsidiary of Timber, is authorized to issue 125 shares of non-voting preferred stock with a par value of $1,000. On May 10, 2007, Longview Fibre Company issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share. Preferred stock has a par value of $1 thousand per share, with liquidation preference of the same amount. The dividend rate for preferred shares is 12.5%. The shares are callable with a premium of 20% through December 31, 2009. The premium reduces 5% per annum such that there will be no premium after December 31, 2012. These shares are included in minority interests, net of issuance costs.

Common stock

Timber is authorized to issue 15,000,000 shares of common stock with a par value of $0.01.

Timber issued 11,020,176 shares of common stock during the year ended December 31, 2008 and the period ended December 31, 2007 as follows:

US$ THOUSANDS (EXCEPT SHARE AMOUNTS) Date	Description	Contribution
September 30, 2008	8,174 Common shares	$880
October 14, 2008	330,425 Common shares	35,579
October 28, 2008	2,109,512 Common shares	212,500
November 3, 2008	806,215 Common shares	81,213

Total		$330,172

US$ THOUSANDS (EXCEPT SHARE AMOUNTS) Date	Description	Contribution
April 20, 2007	6,924,280 Common shares	$692,428
May 31, 2007	70 Common shares	59,400
October 31, 2007	841,500 Common shares	84,150

Total		$835,978

Timber’s Common Stock is owned 66.5% by Brookfield Global Timber Fund I, LP, a US company in which Brookfield has indirect ownership; 10.5% by Brookfield PIV LLC, a US company in which Brookfield has indirect ownership; and 23% by Brookfield Infrastructure Corporation (“BIC”) which is 40% owned by Brookfield.

Brookfield Infrastructure Partners         F-97

Dividends

Timber distributed dividends amounting to $4.6 million and $250.7 million during the year ended December 31, 2008 and for the period from April 20, 2007 to December 31, 2007, respectively.

17.	Commitments and Contingencies

Legal matters and litigation

Timber is subject to legal proceedings and claims that arise in the ordinary course of the business. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of Timber’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations, the financial condition of the business, or cash flows.

18.	Discontinued Operation

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

Details of assets and liabilities sold, net as a result of restructuring transactions are as follows:

US$ THOUSANDS		As of May 31, 2007
Assets:
Current assets	$264,030
Capital assets	46,598
Other assets	143,710	$454,338

Less Liabilities:
Current liabilities	100,627
Long-term liabilities	205,711	306,338

Total		$148,000

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

US$ THOUSANDS	For the Period April 20, 2007 to May 31, 2007
Net sales	$75,756
Income from operations (net of taxes of $346)	538
Loss on sale of assets	(884)

Net	$(346)

F-98        Brookfield Infrastructure Partners