Form 20-F/A
period 2008-12-31
Brookfield Infrastructure Partners L.P.
filed 2009-09-17
CIK 1406234

As filed with the Securities and Exchange Commission on September 17, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F/A

_________________

_____________________________________________________________________________

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33632

Brookfield Infrastructure Partners L.P.

(Exact name of registrant as specified in its charter)

Bermuda (State or Other Jurisdiction of Incorporation or Organization)

Canon’s Court
22 Victoria Street,
Hamilton, HM 12, Bermuda

(Address of Registrant’s Principal Executive Offices)

Securities Registered pursuant to Section 12(b) of the Act:

7 Reid Street, 4th Floor

Hamilton, HM 11, Bermuda
+1 441 296-4480

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of Class	Name of each exchange on w hich registered
Limited Partnership Units	New York Stock Exchange; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

22,486,269 Limited Partnership Units as of April 24, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes   ☐        No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐        No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   ☒      No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐  Item 18     ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     ☐  No    ☒

______________________________________________________________________________________

2

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) is being filed by Brookfield Infrastructure Partners L.P. (the “Registrant”) to amend the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on April 30, 2009 (the “Form 20-F”).  This Form 20-F/A is being filed solely for the purpose of correcting omissions on page F-63 of the Form 20-F in the report (the “Report”) of Deloitte & Touche LLP (“Deloitte”), Independent Registered Chartered Accountants, to the partners of Island Timberlands Limited Partnership (“Island Timberlands”), related to the dates of the consolidated financial statements of Island Timberlands for which Deloitte audited and rendered their opinion.  The Report provided was in respect of the consolidated balance sheet as at December 31, 2008, and the consolidated statements of operations, comprehensive income and accumulated other comprehensive income, partners’ equity and cash flows for the year ended December 31, 2008.  This Report has been amended to cover the consolidated financial statements for 2007 as well.  In addition, the Report referred to the fact that the audit was conducted in accordance with Canadian generally accepted auditing standards and this has also been amended to refer to the Public Company Accounting Oversight Board (the “PCAOB”) auditing standards.

This Form 20-F/A consists solely of a cover page, this explanatory note, an amended Report containing the correct dates and reference to the PCAOB auditing standards as described above, the consolidated financial statements of Island Timberlands, and a signature page.

Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the original filing of the Form 20-F.

3

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

December 31, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of

Island Timberlands Limited Partnership

We have audited the accompanying consolidated balance sheets of Island Timberlands Limited Partnership (the “Partnership”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income and accumulated other comprehensive income, partners’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Canada.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

January 27, 2009

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

/s/ Darshan Sihota
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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report filed on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Dated: September 17, 2009	By:	/s/ Alex Erskine
Name: Alex Erskine
Title:	Director