Form 20-F
period 2009-12-31
Brookfield Infrastructure Partners L.P.
filed 2010-06-01
CIK 1406234

QuickLinks -- Click here to rapidly navigate through this document

        As filed with the Securities and Exchange Commission on June 1, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Canon's Court
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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

63,155,680 Limited Partnership Units as of December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2
of the Exchange Act).        Yes ☐ No ☒

i

ii

 INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this Form 20-F is as of December 31, 2009.

        Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "we", "us" and "our" refer to Brookfield Infrastructure Partners L.P., Brookfield Infrastructure, the Holding Entities and the operating entities, each as defined below, taken together. All dollar amounts contained in this Form 20-F are expressed in U.S. dollars and references to "dollars", "$" or "US$" are to U.S. dollars, all references to "C$" are to Canadian dollars and all references to "A$" are to Australian dollars. In addition, unless the context suggests otherwise, references to:

  •
  an "affiliate" of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

  •
  "BBI" are to, collectively, Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust;

  •
  the "BBI Transaction" are to the restructuring and recapitalization of BBI pursuant to the agreement entered into between our partnership and Brookfield, among others;

  •
  "Brookfield" are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

  •
  "Brookfield Asset Management" are to Brookfield Asset Management Inc.;

  •
  "Brookfield Infrastructure" are to Brookfield Infrastructure L.P.;

  •
  the "current operations" are to the businesses in which we hold an interest as set out in Item 4.B "Business Overview";

  •
  "DBCT" are to Dalrymple Bay Coal Terminal;

  •
  "Euroports" are to Euroports Holdings s.à.r.l.;

  •
  our "fee for service operations" are to our interest in NGPL, WestNet Rail, PD Ports, Euroports, TGN and IEG Distribution, as described in Item 4.B "Business Overview—Current Operations—Fee for Service—Overview";

  •
  "Holding Entities" are to the subsidiaries of Brookfield Infrastructure, from time-to-time, through which it indirectly holds all of our interests in the operating entities;

  •
  "IEG" means collectively IEG Connections and IEG Distribution;

  •
  "IEG Connections" are to International Energy Group's natural gas and electricity connections provider business in the UK;

  •
  "IEG Distribution" are to International Energy Group's distribution of liquid petroleum gas and natural gas business in the Channel Islands and Isle of Man;

  •
  the "Infrastructure General Partner" are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

  •
  the "Infrastructure GP LP" are to Brookfield Infrastructure GP L.P., which serves as the general partner of Brookfield Infrastructure;

  •
  "Island Timberlands" are to Island Timberlands Limited Partnership;

  •
  our "limited partnership agreement" are to the amended and restated limited partnership agreement of our partnership;

  •
  "Longview" are to Longview Timber Holdings, Corp.;

Brookfield Infrastructure Partners 1

  •
  the "Manager" are to Brookfield Infrastructure Group Inc. and, unless the context otherwise requires, include any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

  •
  our "Managing General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Master Services Agreement" are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto;

  •
  "NGPL" are to the Natural Gas Pipeline Company of America;

  •
  the "Offering" is to the issuance by public offering of 39,585,000 of our units on November 6, 2009 and a further 1,084,411 of our units on November 13, 2009;

  •
  "Ontario Transmission" are to Great Lakes Power Transmission L.P. and, for greater certainty, the Ontario transmission operations which it holds;

  •
  "operating entities" are to the entities which directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

  •
  our "partnership" are to Brookfield Infrastructure Partners L.P.;

  •
  "PD Ports" are to BBI Port Acquisitions (UK) Limited;

  •
  "Powerco" are to Powerco Limited;

  •
  "Prime" are to Prime Infrastructure, known as BBI prior to its recapitalization on November 20, 2009;

  •
  the "Redemption-Exchange Mechanism" are to the mechanism by which Brookfield may request redemption of its limited partnership interests in Brookfield Infrastructure in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism";

  •
  "Redeemable Partnership Unit" is a unit of Brookfield Infrastructure that has the rights of the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Units";

  •
  "Service Recipients" are to our partnership, Brookfield Infrastructure and the Holding Entities;

  •
  our "social infrastructure operations" are to our interest in the following Public Private Partnership or "PPP" projects: (i) Long Bay Forensic and Prison Hospitals, Australia, in which we hold a 50% interest; (ii) Peterborough Hospital, United Kingdom, in which we hold a 30% interest; and (iii) Royal Melbourne Showgrounds, Australia, in which we hold a 50% interest;

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

  •
  our "timber operations" are to our interest in Island Timberlands, our Canadian timber operations, and our interest in Longview, our U.S. timber operations, as described in Item 4.B "Business Overview—Current Operations—Timber—Overview";

  •
  "TGN" are to Tasmania Gas Network;

  •
  "Transelec" are to Transelec Chile S.A.;

2 Brookfield Infrastructure Partners

  •
  our "units" are to the limited partnership units in our partnership and references to our "unitholders" are to the holders of our units;

  •
  our "utilities operations" refer to our interest in DBCT, Transelec, Ontario Transmission, Powerco and IEG Connections, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview";

  •
  "WestNet Rail" are to WestNet Rail Holdings No. 1 Pty Ltd.

FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology.

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

  •
  completion of the BBI Transaction has significantly increased the size of our operations;

  •
  we do not have a controlling interest in Prime Infrastructure;

  •
  our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

  •
  foreign currency risk and risk management activities;

  •
  our partnership is not regulated as an investment company under the U.S. Investment Company Act of 1940, as amended;

  •
  we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

  •
  effectiveness of our internal controls over financial reporting could have a material effect;

  •
  adoption of new accounting standards;

  •
  general economic conditions and risks relating to the global economy;

  •
  government policy changes;

  •
  exposure to uninsurable losses and force majeure events;

  •
  infrastructure operations may require substantial capital expenditures;

  •
  labor disruptions and economically unfavorable collective bargaining agreements;

  •
  exposure to health and safety related accidents;

  •
  high levels of regulation upon our operating entities;

Brookfield Infrastructure Partners 3

  •
  aboriginal claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

  •
  the competitive market for acquisition opportunities;

  •
  our ability to renew existing contracts and win additional contracts with existing or potential customers;

  •
  timing and price for the completion of unfinished projects;

  •
  some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

  •
  future acquisitions;

  •
  changes in tolls or regulated rates for utility operations;

  •
  our ability to execute our growth strategy, including completion of acquisitions, and to achieve desired results from acquisitions;

  •
  utility operation clients may default on their obligations;

  •
  increased regulation as a result of heightened concerns regarding national security;

  •
  DBCT is subject to a review of its respective access and pricing arrangements on a periodic basis;

  •
  fee for service operation clients may default on their obligations;

  •
  fee for service operations may be exposed to increased regulation as a result of heightened concerns regarding national security;

  •
  WestNet Rail may not be able to extend track access agreements;

  •
  NGPL's transportation and storage rates are subject to a rate review by the Federal Energy Regulatory Commission;

  •
  PD Ports has defined benefit pensions schemes that may be under funded, and over time we will be required to make cash payments to the plans reducing the cash available for our business;

  •
  timber operations may be affected by economic recessions or downturns;

  •
  weather conditions, industry practice and regulations associated with forestry may adversely affect our timber operations;

  •
  the competitive business environment for our timber operations;

  •
  Canadian export regulations applicable to timber;

  •
  Prime's statutory and proportional leverage ratios will deteriorate if Australian Energy Transmission & Distribution and Cross Sound Cable are no longer classified as assets held for sale;

  •
  Prime may not be able to refinance its debt or may be exposed to changes to interest rates;

  •
  Prime's ownership in Euroports may be increased or diluted based on the future financial performance of Euroports;

  •
  Prime is currently in dispute with the Australian Tax Office;

  •
  Prime has been assessed by the Offices of State Revenue;

  •
  Brookfield's influence over our partnership;

4 Brookfield Infrastructure Partners

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

  •
  our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

  •
  market price of our units may be volatile;

  •
  changes in tax law and practice; and

  •
  other factors described in this Form 20-F, including, but not limited to, those described under Item 3.D "Risk Factors" and elsewhere in this Form 20-F.

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

Brookfield Infrastructure Partners 5

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

Actual Basis

        The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which is accounted for using the equity method. As a result, we believe that the financial statements of Brookfield Infrastructure are more relevant than the Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield owns the remaining 41% of Brookfield Infrastructure, including its general partnership interest, which, through a Redemption-Exchange Mechanism, can effectively be converted into an equivalent interest in the Partnership.

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2009	2008	2007
Income Statement Key Metrics
Revenue	$29.8	$32.9	$33.1
Gross margin	14.8	17.9	24.8
(Losses) earnings from equity accounted investments	(10.0)	25.2	(7.8)
Dividend income	3.5	14.3	0.5
Gain on sale of investment (after-tax)	68.2	—	—
Selling, general and administrative expenses	(16.6)	(14.0)	(4.4)
Interest expense—corporate borrowings	(7.7)	(5.6)	—
Interest expense—non-recourse borrowings	(6.8)	(7.3)	(6.9)
Net income	47.8	28.0	12.0
Per unit net income	1.00	0.72	0.31
Adjusted net operating income	117.4	59.7	13.3
Per unit adjusted net operating income	2.46	1.54	0.34

	As at December
Balance Sheet Key Metrics	2009	2008
Cash and cash equivalents	$58.3	$9.2
Total assets	1,962.9	1,174.3
Partnership capital	1,799.5	899.9
Corporate borrowings	—	139.5
Non-recourse borrowings	114.0	97.6

6 Brookfield Infrastructure Partners

        The following is non-GAAP financial information for Brookfield Infrastructure for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2009	2008	2007
Adjusted net operating income(1)	$117.4	$59.7	$13.3

(1)
Adjusted net operating income is defined as net income adding back depreciation and amortization, deferred income taxes and a performance fee accrued, net of minority interest related to those items, which are either directly on the statement of income or are a component of the equity earnings of an underlying investee company. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with U.S. GAAP. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures" for a discussion of adjusted net operating income and its limitations as a measure of our operating performance.

        The following table presents a reconciliation of adjusted net operating income to net income:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2009	2008	2007
Net income	$47.8	$28.0	$12.0
Add back or deduct the following:
Depreciation, depletion and amortization	54.0	54.3	9.8
Deferred taxes	(33.2)	(14.9)	(8.4)
Performance fee	—	(12.8)	3.1
Unrealized loss on derivative instruments	20.7	3.9	—
Other non-cash items	28.1	1.2	(3.2)

Adjusted net operating income (ANOI)	$117.4	$59.7	$13.3

3.B    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

3.D    RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business, financial condition, results of operations or the value of our unitholders' units. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our unitholders' units would likely suffer.

Risks Relating to Us and Our Partnership

        Our partnership's and Brookfield Infrastructure's financial statements may not present our partnership's financial results in the most meaningful manner.

        Our partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which our partnership accounts for using equity accounting because our partnership does not control Brookfield Infrastructure. Furthermore, as most of our current operations are accounted for

Brookfield Infrastructure Partners 7

using equity or cost accounting, Brookfield Infrastructure's financial statements do not include a detailed breakdown of the components of net income, cash flows or unitholders' equity for all of our current operations except Ontario Transmission, which is currently consolidated into Brookfield Infrastructure's financial statements. Although we provide certain income statement and balance sheet line items for our current operations on a segmented basis in a note to Brookfield Infrastructure's financial statements, such information does not include the level of detail and note discussion that would be provided if such operations were consolidated into our partnership's or Brookfield Infrastructure's financial statements. While separate audited financial statements for most of our current operations are included in this Form 20-F, our obligation to provide similar disclosure in the future will depend on the significance of each of the current operations at each year end relative to our overall assets and income. Accordingly, we may not continue to provide separate audited financial statements for each or any of our operations on an ongoing basis.

        The completion of the BBI Transaction has significantly increased the size of our operations, including operations in new geographic areas and industry segments, and our manager may have difficulty managing these additional operations.

        The BBI Transaction added eight new operations to our current operations. Some of these operations, including DBCT and NGPL, are in segments that are new for us and Brookfield. We depend on the diligence and skill of Brookfield's professionals to manage us, including our new operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield's asset management business. In addition, the operations in new geographic areas or new industry segments may introduce unfamiliar challenges or issues for Brookfield. If Brookfield does not effectively manage the additional operations, we may not achieve our expected results for the BBI Transaction and our existing business, financial condition and results of operations will be adversely affected.

        We do not have a controlling interest in Prime Infrastructure, or Prime, and are therefore dependent on Prime's management.

        We do not have a controlling interest in Prime. Prime's operations depend on the abilities, experience and efforts of Prime's management and other key employees. Should any of these people be unable or unwilling to continue in their employment, this could potentially have a material adverse effect on the business, financial condition and results of operations of Prime. We are reliant on Prime's management team to successfully manage the business and operations of Prime, however should Prime's management team fail to perform in accordance with our expectations, it could have a negative effect on our business, financial condition and results of operations.

        Our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness under our credit facility, which contains certain restrictive covenants, or otherwise.

        Our operating entities have a significant degree of leverage on their assets, including acquisition-related leverage, which is not reflected in our historical financial statements. In addition, we may increase the leverage on our assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors.

        On a proportionate basis, the debt balance of all of our current operations was $2,942.5 million as of December 31, 2009, with an annual pro-forma debt service obligation of approximately $205.6 million. On a pro forma, proportionate basis, we may also incur indebtedness under one or

8 Brookfield Infrastructure Partners

more credit facilities, in addition to any asset-level indebtedness. On June 16, 2009, our partnership closed a $200 million revolving senior secured credit facility which is comprised of a single tranche that will be available for investments and acquisitions, as well as general corporate purposes.

        The terms of our senior secured credit facility subjects us to financial and operating covenants which restrict our ability to engage in certain types of activities and make distributions in respect of equity. For example, the facility contains negative covenants that significantly restrict Brookfield Infrastructure including, among others, limitations on debt, liens, investments, mergers and operating activities, and restrictions from making any distributions on its equity unless immediately prior to, and after giving pro forma effect to, such distribution, no default has occurred and is continuing and Brookfield Infrastructure meets a minimum interest coverage ratio. If we fail to satisfy any debt service obligations under the facility or breach any financial or operating covenants thereunder, we will be prohibited from making any distributions until such breach is cured. Under certain circumstances, the lenders could declare all advances outstanding under the senior secured credit facility to be immediately due and payable and could foreclose on our assets pledged as collateral.

        We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

        A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar which we must convert to U.S. dollars prior to making distributions and certain of our operations have revenues denominated in currencies different than our expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could make it more expensive for our customers to purchase our services and consequently reduce the demand for our services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our results of operations and financial position.

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

        Our partnership is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the U.S. Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an "investment company" under the U.S. Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

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

Brookfield Infrastructure Partners 9

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

        Our partnership is an "SEC foreign issuer" under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws and a "foreign private issuer" under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or NYSE.

        Although our partnership is a reporting issuer in Canada, it is an "SEC foreign issuer" and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities Exchange Commission, or the SEC, are filed in Canada and sent to our partnership's security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

        Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States and our partnership is exempt from certain other sections of the Exchange Act that U.S. domestic issuers would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to our partnership.

        Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management is required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm will be required to deliver an attestation report on management's assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited financial statements. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain

10 Brookfield Infrastructure Partners

effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

        We will adopt new accounting standard for the quarter ending March 31, 2010, and this adoption may have a material impact on our consolidated financial statements.

        In 2007, the SEC adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC, in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, without reconciliation to U.S. GAAP. Our partnership plans to prepare its financial statements and the financial statements of Brookfield Infrastructure in accordance with IFRS. This change is being made in light of Brookfield Infrastructure's recent investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting.

        IFRS are premised on a framework similar to U.S. GAAP; however, significant differences exist in certain matters of recognition, measurement and disclosure. While our partnership believes that the adoption of IFRS will not have a material impact on its or Brookfield Infrastructure's reported cash flow, it is expected to have a material impact on its and Brookfield Infrastructure's financial position and results of operations. Our partnership is in the process of determining the impact of a transition to IFRS on its financial statements and the financial statements of Brookfield Infrastructure. In conjunction with the transition to IFRS, our partnership has established a comprehensive conversion plan that addresses matters including changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems, in addition to other related business matters. The first financial statements of the Partnership and Brookfield infrastructure to be prepared in accordance with IFRS will be for the financial statements as at and for the quarter ended March 31, 2010.

Risks Relating to Our Operations and the Infrastructure Industry

        All of our operating entities are subject to general economic conditions and risks relating to the global economy.

        Many industries, including the industries in which we operate, have been impacted by the substantial declines in global capital markets between the latter half of 2008 and the first quarter of 2009. This is significant because all of our operating entities depend on the financial health of their customers who may be sensitive to the overall performance of the economy. As such, adverse local, regional or worldwide economic trends that affect each respective economy could have a material adverse effect on our financial condition and results of operations. Some of the key impacts of the significant volatility and substantial declines in global capital markets since the latter half of 2008 have included contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. In many regions in which we do business, including the United States and Canada, these and other factors have precipitated a recession. The demand for services provided by the operations are, in part, dependent upon and correlated to economic growth of the regions applicable to the assets and the demand for services sought by the customers of the relevant assets. Lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by the assets. The substantial decline in the financial markets, and any further declines in financial markets or other key measures of the global economy, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. Specifically, market conditions could materially impact the cost and availability of our financing and our overall liquidity; the volatility of commodity output prices and currency exchange

Brookfield Infrastructure Partners 11

markets could materially impact our revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact our production costs; and the devaluation and volatility of global stock markets could materially impact the valuation of our units. For example, reduced international demand for the commodities exported by our fee for service operations may lead to bankruptcies or liquidations of one or more large customers of our fee for service operations which could reduce our revenues and increase our bad debt expense. Any one of these factors could have a material adverse effect on our condition and results of operations. Volatility and further declines in capital markets could adversely impact our operations and the trading price of our units. Despite some evidence of stabilization and improvement in most major markets, significant risk remains.

        All of our operating entities are subject to government policy changes.

        Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social and economic developments that may occur in or affect the countries in which our operating entities operate or the countries in which the customers of our operating entities operate or both. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our fee for service operations we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for commodities our fee for service operations rely upon, most notably coal. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us.

        We may be exposed to uninsurable losses and force majeure events.

        The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. Business interruption insurance is not always available, or economic, to protect the business from these risks.

        Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including acts of God, fire, flood, earthquakes, war and labor strikes. Some force majeure events may adversely affect a party's ability to perform its obligations until it is able to remedy the force majeure event.

        Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our timber operations are not insured against losses from fires, many components of our Chilean transmission operations are not insured against losses from earthquakes and NGPL, Powerco and IEG

12 Brookfield Infrastructure Partners

self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by us, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

        All of our infrastructure operations may require substantial capital expenditures in the future.

        Our utilities, fee for service, timber or social infrastructure operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, structures and technology and maintenance and repair of equipment related to our operations. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.

        In addition, in some of the jurisdictions in which we have utilities, fee for service, timber or social infrastructure operations, such as Chile, certain maintenance capital expenditures may not be covered by the regulatory framework. If our operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and costs are not fully recovered through the regulatory framework.

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

        Our operations are exposed to occupational health and safety and accident risks.

        Infrastructure projects and operational assets are exposed to the risk of accidents that may give rise to personal injury, loss of life, damage to property, disruption to service and economic loss as well as the potential loss, forfeit or suspension of operating licenses and potential litigation, material compensation having to be made, claims and fines or other legislative sanction as a result of these accidents, all of which have the potential to impact our cash flow and our ability to make distributions.

        Some of the tasks undertaken by employees are inherently dangerous and have the ability to result in serious injury or death. Occupational health and safety legislation and regulations differ in each jurisdiction. If a serious accident were to occur, it could result in material compensation payments having to be made, the loss of a license or permit required to carry on the business, or other legislative sanction, all of which have the potential to impact our cash flow and ability to make distributions.

        Our operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our operating entities to claims for financial compensation and adverse regulatory consequences.

        In many instances, ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations

Brookfield Infrastructure Partners 13

relating to forestry practices and the export of logs and several of our utilities and fee for service operations are subject to government regulation of their rates and revenues. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

        In addition, our operating entities are subject to laws and regulations relating to pollution and the protection of the environment. National and local environmental laws and regulations affect the operations of infrastructure projects. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of infrastructure projects, through increased compliance costs or otherwise. They are also subject to laws and regulations governing health and safety matters, protecting both the public and their employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of our operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences. There is also the risk that our operating entities do not have, or might not obtain, permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licenses are obtained before the commencement of operations, many of these licenses and permits have to be renewed or maintained over the life of the business. The conditions and costs of these permits, licenses and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non-renewal could have a material adverse effect on our financial performance.

        The lands used for our infrastructure assets may be subject to adverse claims or governmental or aboriginal rights.

        Our utilities, fee for service, timber or social infrastructure operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licenses and rights of way necessary for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions adopt different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions, it is possible to claim indigenous rights to land, for example in Australia the existence or declaration of native title may affect the existing or future activities of our fee for service operations and impact on its operational and financial performance.

        In addition, a government, court, regulator, or aboriginal group may make a decision or take action that affects an asset or project's performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, courts have recognized that aboriginal peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In ether case, the claims of an aboriginal group may affect the existing or future activities of our operations and impact on operational and financial performance, or compensation may be required to be paid.

14 Brookfield Infrastructure Partners

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

        Infrastructure assets may be subject to competition risk.

        Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that our businesses can renew all their existing contracts or win additional contracts with its existing or potential customers. The ability of our businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access and alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced.

        Investments in infrastructure projects during the construction phase are likely to retain some residual risk.

        Investments in new infrastructure projects during the construction phase are likely to retain some residual risk that the project will not be completed within budget, within the agreed timeframe and, to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, the major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labor, material expenses, and a resultant delay in the commencement of cash flow; and (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier. Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage

Brookfield Infrastructure Partners 15

payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we will do so in the future, which will reduce Brookfield's and our control over our operations and may subject us to additional obligations.

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

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

        In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, our Chilean transmission operations are subject to a shareholder agreement which allows for an en bloc sale of the assets without our consent. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

        Future acquisitions may subject us to additional risks.

        Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, results of operations or financial condition: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; and the risk of environmental or other liabilities associated with the acquired business.

Risks Relating to Our Utilities Operations

        Our utilities operations may be adversely affected by changes in tolls or regulated rates.

        Some of our utilities operations are regulated with respect to revenues and they recover their investment through tolls or regulated rates which are charged to third parties (including generating

16 Brookfield Infrastructure Partners

companies). Current tolls and regulated rates are reviewed by the applicable regulatory agency on a regular basis. In general, our utilities operations are entitled to earn revenue that represents a rate of return on the regulated investment value of assets and to collect provisions for operating, maintenance and administrative costs. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge or the amounts of the provisions we are allowed to collect, we may not be able to earn a rate of return on our businesses that we had planned or we may not be able to recover our initial investment cost. Any significant changes in tolls or rates may result in material changes to the revenue or profitability of the affected operation. Ontario Transmission is currently subject to a rate review, the outcome of the review could adversely affect the return from those operations.

        Clients of our utilities operations may default on their obligations under the relevant contractual arrangements.

        Some of our utilities operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Our utilities operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, we have a single customer which represented approximately 71% of revenues of our Chilean transmission operations in 2009. As this accounts for a majority of its cash flow, our Chilean transmission operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer.

        Our utilities operations are regulated and may be exposed to increased regulation as a result of heightened concerns regarding national security.

        Our utilities operations involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. This is due to the essential nature of the services provided by our utilities operations and the fact that the services are usually provided on a monopoly or near monopoly basis. The nature of these commitments exposes us to a higher level of regulatory control than typically imposed on other businesses.

        The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, with a view towards enhancing national security, can affect our utilities operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect our utilities operations or a project's performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for us through directions to spend money to improve security, reliability or quality of service. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly change the economics of our utilities operations.

        DBCT is subject to a review of its respective access and pricing arrangements on a periodic basis.

        Access undertaking for DBCT

        Coal handling services at DBCT are a declared service under the Queensland Competition Authority Act 1997, or the QCA Act. As such, access to DBCT is regulated by the Queensland Competition Authority, or QCA. The current access arrangements under the QCA Act have been extended until December 31, 2010. The terms of access arrangements which will be in effect for five

Brookfield Infrastructure Partners 17

years thereafter are not yet finalized. Any new access arrangements may result in material changes to the revenue or profitability of DBCT.

        Inclusion of Non Expansionary Capital Expenditure Stage 7 expansion costs in regulated asset base, or RAB.

        Phase 1 of Stage 7 expansion of DBCT was commissioned in March 2008. Consequently, DBCT has received revenue since April 2008 on the basis of an Annual Allowance Revenue, or AAR, determined on estimated construction costs accepted by the QCA. Following commissioning of the Phase 1 of Stage 7 expansion, DBCT has been finalizing the calculation of the actual costs of the expansion and submitted this to the QCA on 1 October 2009 as part of a Draft Amending Access Undertaking, or DAAU. The QCA subsequently approved these actual costs on 10 December 2009 at which time they were added to the Regulated Asset Base, or RAB. As a result of the actual expansion costs being greater than the estimated costs, we have been informed that DBCT's management expects a positive retrospective AAR adjustment of A$4.7 million for the period from the commissioning date to the forecast acceptance of the DAAU containing the final costs. Furthermore, DBCT is undertaking a program of Non Expansionary Capital Expenditure works, or NECAP Expenditures, which has been approved by the users of the terminal, the cost of which is also anticipated to be included into the RAB. We have been informed that management of DBCT estimates an increase in RAB for NECAP Expenditures totaling $21 million. There is a risk that the QCA could deny all or some of DBCT's claims for approval of increases in the RAB relating to NECAP Expenditures, which would result in a lower than expected value of the RAB moving forward.

Risks Relating to Our Fee for Service Operations

        Clients of our fee for service operations may default on their obligations under the relevant contractual arrangements.

        Our fee for service operations have a broad portfolio of clients, including some of the world's largest mining companies, however should any of our clients experience financial problems it may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of these clients will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our fee for service operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our clients, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

        Our fee for service operations are regulated and may be exposed to increased regulation as a result of heightened concerns regarding national security.

        Our fee for service operations involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. This is due to the essential nature of the services provided by our fee for service operations and the fact that the services are usually provided on a monopoly or near monopoly basis. The nature of these commitments exposes us to a higher level of regulatory control than typically imposed on other businesses.

        The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, with a view towards enhancing national security, can affect our fee for service operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect our fee for service operations or a project's performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for us through directions to spend

18 Brookfield Infrastructure Partners

money to improve security, reliability or quality of service. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly change the economics of our fee for service operations.

        WestNet Rail may not be able to extend track access agreements and may be exposed to significant liabilities.

        WestNet Rail owns a network of rail infrastructure which comprises 5,100 km of rail. Approximately 45% of the network (2,200 km), or the Grain Lines, is narrow gauge track, used primarily for the transport of grain. Although it is 45% of the track by length, the Grain Lines only carry about 10% of the total weight transported on WestNet Rail's network (5.7 million tons per annum, of a total of 52.7 million tons). The Western Australia State government is considering the replacement of some of the sleepers on the WestNet Rail Grain Lines and the closure of some uneconomic lines. Based on approvals to date, Prime estimates that it has outstanding obligations to re-sleeper one line in the grain network at a cost of A$16.5 million. In the absence of final State government approval, Prime expects to be in a position where it cannot extend track access agreements for the grain rail network leading to the surrender of the grain rail network to the Western Australian State government. Prime estimates that it has outstanding obligations to re-sleeper one line in the grain network at a cost of between A$10 million and A$20 million. Until this matter is finalized, it may be difficult for WestNet Rail to secure the consent of its lenders to extend the term of the existing debt facilities. If the consent cannot be obtained, a debt maturity of A$619 million for WestNet Rail will occur in June 2011. In addition, in the event of line closures, WestNet Rail may become subject to significant liabilities to third parties.

        NGPL's transportation and storage rates are subject to a rate review by the Federal Energy Regulatory Commission.

        The rates that NGPL charges its customers for the transportation and storage of natural gas in the United States is regulated by the Federal Energy Regulatory Commission, or FERC. FERC provides a regulated framework for shippers and transmission pipeline owners to reach commercial agreement without direct intervention under a maximum rate regime and there is no periodic rate case obligation. A customer of NGPL or FERC itself can initiate a rate review of NGPL's rates if they deem them to be unreasonable. In November 2009, FERC announced a review of rates charged by NGPL and two other natural gas pipeline companies. On April 23, 2010, our partnership announced that a settlement in principle was reached between it and FERC. The settlement in principle is supported or not opposed by all active participants in the proceeding. The settlement terms remain confidential, subject to documentation and, following agreement of documentation, subject to approval of the Administrative Law Judge and the FERC commissioners before the settlement becomes final and binding. The terms of the settlement, if so approved, would resolve all issues set for hearing by the Commission. We believe the FERC proceeding will likely be resolved in the next twelve months, however, at this time we cannot be certain that the settlement will be finalized nor estimate the impact if such event does not occur. Kinder Morgan Inc., or KMI, reported in its March 31, 2010 Form 10Q, that it recognized an impairment charge on the carrying value of its 20% investment in NGPL as a result of the proposed settlement with FERC announced on April 23, 2010. The impairment charge is based on certain assumptions made by KMI, including the expected impact on annual pre-interest, after-tax cash flows at NGPL over the next several years. Based on the staged implementation of the proposed reductions in various service charges, these cash flows were lower than KMI's previous expectations for NGPL by approximately $25 million, increasing to $70 million upon full implementation (on a 100% basis).

        Brookfield Infrastructure has an approximate 11% interest in NGPL, through its 40% interest in Prime.

Brookfield Infrastructure Partners 19

        PD Ports has defined benefit pensions schemes that may be under funded, and PD Ports may have liability associated with the Pilots National Pension Fund which provides benefits for pilots that work at PD Ports on a contract basis.

        PD Ports records a liability associated with its pension plans equal to the excess of the benefit obligation over the fair value of the plan assets. The amount of such contributions will be dependent upon a number of factors, principally the actual earnings and changes in values of plan assets and, changes in interest rates. The Pilot's National Pension Fund, or PNPF, which provides benefits for pilots that work at PD Ports on a contract basis is substantially under-funded. The Trustee of the PNPF Scheme applied to the High Court of the UK, or the Court, in order to seek directions from the Court as to PD Ports' liability under both the rules of the PNPF Scheme and in law to make up the PNPF Scheme's deficit. The matter has been heard but the Court has not yet rendered its decision. As this case is extremely complex, it is not possible to state with certainty what the outcome is likely to be and, therefore, what financial effect, if any, there may be on PD Ports or us.

Risks Relating to Our Timber Operations

        The financial performance of our timber operations may be affected by economic recessions or downturns.

        The vast majority of the products from our timber operations are sensitive to macro-economic conditions in North America and Japan and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to our timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations' sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. Further, we may reduce near term harvest levels to preserve our inventory for periods of higher pricing, which would negatively impact the near term results and cashflow of our timber operations.

        A variety of factors may limit or prevent harvesting by our timber operations, including weather conditions.

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

20 Brookfield Infrastructure Partners

        Our timber operations operate in a highly competitive industry, subject to price fluctuations.

        Timberland companies operate in a highly competitive business environment in which companies compete, to a large degree, on the basis of price and also on the basis of service and ability to provide a steady supply of products over the long-term. The prime competitors to our timber operations are governments, other large forestland owners and small private forestland owners. In addition, wood and paper products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products and electronic media. The competitive position of our timber operations and the price realized for our products is also influenced by a number of other factors including: the ability to attract and maintain long-term customer relationships; the quality of our products; the health of the regional converting industry; the costs of timber production; the availability, quality and cost of labor; the cost of fuel; shipping and fee for service costs; changes in global timber supply; technological advances that increase yield in other regions; and the price and availability of substitute wood and non-wood products.

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

Risks Relating to Prime

        Prime's statutory and proportional leverage ratios will deteriorate if Australian Energy Transmission & Distribution and Cross Sound Cable are no longer classified as assets held for sale.

        Prime's pro forma financial information presented in the short form prospectus dated October 30, 2009 reflects the classification of Prime Australian Energy Transmission & Distribution, or AET&D, and Cross Sound Cable, or CSC, as assets held for sale under A-IFRS on the basis that it is highly probable (and Prime's directors expressed their intention) that these assets will be disposed of within the next 12 months. In the event that the AET&D and CSC assets cannot be classified as assets held for sale or a disposal does not occur, the assets and liabilities and financial performance of these assets will be required to be included in the statutory financial statements of Prime. A change in classification will result in an increase in Prime's statutory and proportional debt position and a deterioration in Prime's statutory and proportional leverage ratios. Prime's proportionate leverage at June 30, 2009 would increase from 68% to 76% on a pro forma basis if AET&D and CSC were not treated as held for sale.

        Prime may not be able to refinance its debt or may be exposed to interest rate risk.

        The proceeds of Prime's offering of A$1.5 billion of new securities and sale of PD Ports and DBCT in November 2009 was used to repay and restructure its outstanding corporate debt, increase liquidity, remove material near-term debt maturities and assist in establishing a sustainable capital structure. There is a risk that Prime will not be able to refinance its entire corporate debt and its assets when due, and Prime's financial condition and business may be materially and adversely affected as a result. In addition, Prime's future financings may be exposed to interest rate risk. If interest rates

Brookfield Infrastructure Partners 21

increase, an increased proportion of Prime's distributable cash may be required to service its indebtedness.

        Prime's ownership in Euroports may be increased or diluted based on the future financial performance of Euroports.

        As part of the partial sale of Euroports to Antin and Arcus by Prime in 2009, a share equalization scheme has been devised which would potentially see Prime's ownership in Euroports changed. Further ownership of the investors will be determined based on the financial performance of Euroports relative to the original financial projections furnished by Prime to Antin and Arcus. Financial performance will be measured as at June 30, 2012 and June 30, 2013. Prime's ownership in Euroports may, therefore, increase to a maximum of 66% or decrease to a minimum of 35%.

        Prime is currently in dispute with the Australian Tax Office, or the ATO, relating to certain payments made in relation to the long-term lease of DBCT.

        Prime is currently in dispute with the ATO regarding the deductibility of certain payments made in relation to the long-term lease of DBCT. The ATO has issued amended assessments to Prime for the years ended June 30, 2002 through to June 30, 2007. The amended assessments are for primary tax of A$101.9 million plus interest of A$43.4 million (calculated to June 30, 2009). (Prime has deposited 50% of the primary tax and interest in order to mitigate interest accruing on disputed liability). Based on the projected tax loss of Prime's tax consolidated group, no additional primary tax payable would arise in respect of Prime's fiscal 2008 and fiscal 2009 if the ATO's position were upheld. If the ATO's position is upheld, however, there will be an adjustment payable by Prime to Brookfield and us under the terms of the notes through which Brookfield and we hold our interest in DBCT, by reference to: (a) any amount payable to the ATO by a DBCT entity, and (b) the net present value of the net loss in tax benefits otherwise available to DBCT, as a result of the decision. The tax benefits projected to be available to DBCT in the future are A$40.7 million as at July 1, 2009. Prime and DBCT Management Pty Ltd have commenced proceedings in the Federal Court of Australia challenging the amended assessments. The outcome of the above proceedings may also cause a price adjustment in respect of the price paid by Brookfield and by us.

        Prime has been assessed by the Offices of State Revenue, or OSR.

        Prime was issued with assessment notice in the amount of approximately A$71 million in respect of the acquisition in 2006 of the ARG group, which was subsequently restructured into separate "below rail" (WestNet Rail, 100% owned by Prime) and "above rail" (ARG, 100% owned by Queensland Rail) businesses. Prime disagrees with the assessment and intends to vigorously contest it. The duty payable is a factor of subjective market valuations, and Prime has contractual rights to recover a percentage of assessed amounts from other transaction participants. If every transaction that the OSR were reviewing were assessed and Prime were unable to successfully challenge the amendment, Prime has estimated that it would be liable for up to A$91 million (A$51 million after contractual recovery from other transaction participants).

Risks Relating to Our Relationship with Brookfield

        Brookfield exercises substantial influence over our partnership and we are highly dependent on the Manager.

        Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercise substantial influence over our partnership. In addition, our partnership holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through Brookfield Infrastructure, the general partner of which is controlled by Brookfield. As our partnership's only substantial asset is the limited partnership interests that it holds in Brookfield Infrastructure, our partnership does not have a right to participate directly in

22 Brookfield Infrastructure Partners

the management or activities of Brookfield Infrastructure or the Holding Entities, including with respect to the making of decisions.

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

        Our ability to grow depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our partnership to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

  •
  there is no accepted industry standard for what constitutes an infrastructure asset. Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

  •
  it is an integral part of Brookfield's (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

  •
  the same professionals within Brookfield's organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

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

Brookfield Infrastructure Partners 23

        In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

        The departure of some or all of Brookfield's professionals could prevent us from achieving our objectives.

        We depend on the diligence, skill and business contacts of Brookfield's professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield's professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our limited partnership agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

        The control of our Managing General Partner may be transferred to a third party without unitholder consent.

        Our Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of our unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership's policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership's capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our units or our partnership's ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership's financial condition and results of operations may suffer.

        Brookfield may increase its ownership of our partnership and Brookfield Infrastructure relative to other unitholders.

        Brookfield holds approximately 41% of the issued and outstanding interests in Brookfield Infrastructure through a 1% general partnership interest and a 40% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning 40% of our issued and outstanding units. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield also acquired 0.2% of our units in connection with the satisfaction of Canadian federal and U.S. "backup" withholding tax requirements upon the spin-off. Brookfield may also acquire additional units of Brookfield Infrastructure pursuant to an equity commitment provided by Brookfield. See Item 7.B "Related Party Transactions—Equity Commitment and Other Financing." Infrastructure GP LP may also reinvest incentive distributions in exchange for units of Brookfield Infrastructure. See Item 7.B "Related Party Transactions—Incentive Distributions." In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure's distribution reinvestment plan, with the

24 Brookfield Infrastructure Partners

result that Brookfield will receive additional units of Brookfield Infrastructure. Additional units of Brookfield Infrastructure acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and Brookfield Infrastructure above 50%.

        Brookfield does not owe our unitholders any fiduciary duties under the Master Services Agreement or our other arrangements with Brookfield.

        The obligations of Brookfield under the Master Services Agreement and our other arrangements with them are contractual rather than fiduciary in nature. As a result, our Managing General Partner, which is an affiliate of Brookfield, in its capacity as our partnership's general partner, has sole authority and discretion to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions.

        Our limited partnership agreement and Brookfield Infrastructure's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties." It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

        Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

        Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B "Related Party Transactions."

        Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

        The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our Managing General Partner's independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield's ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our limited partnership agreement, persons who acquire our units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our limited partnership agreement or any duty stated or implied by law or equity.

Brookfield Infrastructure Partners 25

        Our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement.

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager's performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership's rights under the Relationship Agreement and the licensing agreement. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 7.B "Related Party Transactions—Licensing Agreement."

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

        Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders do not have the right to

26 Brookfield Infrastructure Partners

remove our Managing General Partner, to cause our Managing General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our Managing General Partner's board of directors, to remove existing directors from our Managing General Partner's board of directors or to prevent a change of control of our Managing General Partner. In addition, except as prescribed by applicable laws, our unitholders' consent rights apply only with respect to certain amendments to our limited partnership agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

        The market price of our units may be volatile.

        The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; additions or departures of our or Brookfield's key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes.

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

        There is currently proposed legislation in the U.S. Congress (H.R. 4213, the American Jobs and Closing Tax Loopholes Act of 2010, or the Act), which, if enacted in its current form and determined to be applicable to our partnership could have adverse consequences, including (a) the (i) re-characterization of capital gain income as "ordinary income", (ii) potential for interest income subject to the portfolio interest exception to be reclassified as "ordinary income" and subjected to U.S. withholding tax and (iii) potential for qualified dividend income to be reclassified as "ordinary income" and subjected to a higher rate of U.S. income tax, and (b) significant limitations on the ability of our partnership to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. Based upon the current structure and investments of our partnership, it is not anticipated that issues (a)(i) and (a)(ii), above (to which the Act is generally intended to apply for income recognized after December 31, 2010), would have an immediate or material impact to our unitholders. Further, the provisions relating to issue (b), above, as currently drafted do not apply for ten (10) years. However, at this time it is unclear when or whether such proposed legislation will

Brookfield Infrastructure Partners 27

ultimately become law, and whether the legislation as enacted would be problematic for our partnership. Our Managing General Partner does not believe that the drafters of the proposed legislation intended that it would be applied to our partnership and are hopeful that if the legislation is enacted the legislative history will provide an exception to the application of the legislation to our partnership. See discussion under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and Brookfield Infrastructure". In view of the potential significance of any such U.S. federal income tax law changes and the fact that there are likely to be ongoing developments in this area, you should consult your own tax advisor as to the potential effects the proposed legislation might have on an investment in our partnership.

        Additionally, under recently enacted U.S. legislation, certain payments of U.S. source income made after December 31, 2012, (including payments attributable to dispositions of property which produced (or could produce) certain U.S. source income) made to us or by us to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (a) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (b) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. These rules do not apply with respect to payments from obligations that are outstanding as of March 18, 2012. You should consult your own tax advisors as to the potential effects the recently enacted legislation might have on an investment in our partnership.

        Our partnership's ability to make distributions depends on us receiving sufficient cash distributions from our underlying operations and we cannot assure our unitholders that our partnership will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

        We are subject to local taxes in each of the relevant territories and jurisdictions (such as Canada, the United States, the United Kingdom, Australia and Chile) in which we have operations, including taxes on our income, profits or gains and withholding taxes. As a result, our partnership's cash available for distribution is reduced by such taxes and the post-tax return to investors is similarly reduced by such taxes. We intend that future acquisitions be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences for us as a result of making such acquisitions.

        Each of our unitholders will be required to include in their income its allocable share of our partnership's items of income, gain, loss, deduction and credit (including, so long as it is treated as a partnership for tax purposes, our partnership's allocable share of those items of Brookfield Infrastructure) for each of our taxable years ending with or within such unitholder's taxable year. See Item 10.E "Taxation." With respect to each of our unitholders, the cash distributed to a unitholder may not be sufficient to fund the payment of the full amount of such unitholder's tax liability in respect of its investment in our partnership because such unitholder's tax liability is dependent on their particular tax situation and we will make simplifying tax assumptions in determining the amount of the distribution. In addition, the actual amount and timing of distributions will always be subject to the discretion of our Managing General Partner's board of directors and we cannot assure our unitholders that our partnership will in fact make cash distributions as intended. See Item 8.A "Consolidated Statements and Other Financial Information." Even if our partnership is unable to distribute cash in an amount that is sufficient to fund our unitholders tax liabilities, each of our unitholders will still be required to pay income taxes on their share of our partnership's taxable income.

        Our unitholders may be subject to taxes and tax filing obligations in jurisdictions in which they are not resident for tax purposes or are not otherwise subject to tax.

        Because of our unitholders' holdings in our partnership, our unitholders may be subject to taxes and tax return filing obligations in jurisdictions other than the jurisdiction in which they are a resident for tax purposes or are not otherwise subject to tax. Although we will attempt, to the extent reasonably

28 Brookfield Infrastructure Partners

practicable, to structure our operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which we are unable to do so. Income or gains from our holdings may be subject to withholding or other taxes in jurisdictions outside our unitholders' jurisdiction of residence for tax purposes or in which they are not otherwise subject to tax. If any of our unitholders wish to claim the benefit of an applicable income tax treaty, such unitholders may be required to submit information to our partnership and/or the tax authorities in such jurisdictions.

        Our unitholders may be exposed to transfer pricing risks.

        To the extent that our partnership, Brookfield Infrastructure, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax being paid by such entities and therefore the return to investors could be reduced.

        Our Managing General Partner and the Infrastructure General Partner believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and are comparable to the fees or other amounts that would be agreed to in an arm's length arrangement. Our Managing General Partner and the Infrastructure General Partner therefore do not anticipate that the amounts of income (or loss) allocated to our unitholders will be adjusted. However, no assurance can be given in this regard.

        If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount (most likely, an expense) that is relevant to the computation of the income of Brookfield Infrastructure or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our partnership for tax purposes. In addition, we may also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm's length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. Our Managing General Partner and the Infrastructure General Partner advise that satisfactory contemporaneous documentation for these purposes has been and will be prepared in respect of all transactions or arrangements with Brookfield, and in particular with respect to the Master Services Agreement. Accordingly, our Managing General Partner and the Infrastructure General Partner do not anticipate that the amounts of income (or loss) allocated to our unitholders for tax purposes will be required to be adjusted or that our unitholders, our partnership, or Brookfield Infrastructure will be subject to transfer pricing penalties described above. However, no assurance can be given in this regard.

        A non-U.S. person who holds more than 5% of our units may be subject to special rules under the U.S. Foreign Investment in Real Property Tax Act of 1980, which may have a material adverse effect on the return to such person from an investment in our units.

        A non-U.S. person who holds more than 5% of our units may be subject to special rules under the U.S. Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. person holds more than 5% of our units, special attribution rules apply. Where a non-U.S. person who holds (or is deemed to hold) more than 5% of our units disposes of units at a time when our partnership is a U.S. Real Property Holding Corporation, or USRPHC, (which determination includes a five year look back period) any gain will be subject to U.S. taxation at 35%, and such non-U.S. person will have a U.S. tax return filing obligation. Our Managing General Partner does not believe that our partnership is currently, or has been, a USRPHC. Our partnership is not

Brookfield Infrastructure Partners 29

under any obligation to avoid becoming a USRPHC or to notify unitholders in the event that our Managing General Partner determines it becomes a USRPHC. If any unitholder is a non-U.S. person and owns or anticipates owning more than 5% of our units, such person should consult their tax advisors. The application of the FIRPTA rules to a non-U.S. person who holds (or is deemed to hold) more than 5% of our units would result in such non-U.S. person being liable for FIRPTA tax if such non-U.S. person disposes of our units at a time when we are a USRPHC or have at any time been a USRPHC within the shorter of such non-U.S. person's holding period or five years preceding the disposition.

United States

        If either our partnership or Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, the value of our units may be adversely affected.

        The value of our units to unitholders will depend in part on our partnership and Brookfield Infrastructure being treated as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be considered a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act and related rules. Although our Managing General Partner and the Infrastructure General Partner intend to manage our affairs so that our partnership would not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. (See, for example, the discussion of pending legislation, H.R. 4213, under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and Brookfield Infrastructure" below). If our partnership were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status would generally result in recognition of gain (but not loss) to U.S. Holders (as such term is defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations"); (ii) our partnership would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to our U.S. Holders would be taxable as dividends to the extent of our partnership's earnings and profits; (iv) dividends, interest, and certain other passive income our partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders (as such term is defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld; (v) the "portfolio interest" exemption would not apply to interest income of our partnership derived from entities bearing certain relationships to our partnership (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income); and (vi) our partnership could be classified as a "passive foreign investment company" (as defined in the U.S. Internal Revenue Code), and such classification would have adverse tax consequences to U.S. Holders with respect to distributions and gain recognized on the sale of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership's U.S. assets equaled or exceeded 60% of the value of our partnership's total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and Infrastructure General Partner do not expect that our partnership's U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure

30 Brookfield Infrastructure Partners

were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        Neither our partnership nor Brookfield Infrastructure has requested, nor do they plan to request, a ruling from the Internal Revenue Service, or IRS, on their tax status for U.S. federal income tax purposes or as to any other matter affecting us.

        We may be subject to U.S. "backup" withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state and local taxing authorities do not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our partnership, and, therefore, all of our unitholders on a pro rata basis.

        We may become subject to U.S. "backup" withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) with respect to any U.S. or non-U.S. Holder who fails to timely provide our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or applicable state and local taxing authorities. See "Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Backup and Other Administrative Withholding Issues". Accordingly, it is important that each of our unitholders timely provides our partnership (or the clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. To the extent that any unitholder fails to timely provide the applicable forms (or such form is not properly completed), or should the IRS or other applicable state and local taxing authorities not accept our withholding methodology, our partnership may treat such U.S. "backup" withholding taxes or other U.S. withholding taxes as an expense, which will be borne by all unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

        Tax-exempt entities may face certain adverse U.S. tax consequences from owning our units.

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and Brookfield Infrastructure to avoid generating income connected with the conduct of a trade or business (which income would constitute "unrelated business taxable income" to the extent allocated to a tax-exempt entity). Our partnership and Brookfield Infrastructure are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by Brookfield Infrastructure, such property generally would constitute "debt-financed property," and any income or gain realized on such debt-financed property and allocated to a tax-exempt entity generally would constitute "unrelated business taxable income" to such tax-exempt entity. In addition, even if such indebtedness were not used either by our partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt entity subject to taxation in the U.S. used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our Managing General Partner and the Infrastructure General Partner expect our partnership and Brookfield Infrastructure to realize some income from debt-financed property.

        A non-U.S. tax-exempt entity generally could be subject to taxation in the U.S. on its U.S. source unrelated business taxable income and on certain trade or business income that is effectively connected with the conduct of any trade or business of our partnership or Brookfield Infrastructure in the United States. Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and Brookfield Infrastructure to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business, but do expect our partnership and Brookfield Infrastructure to realize some U.S. source investment income, which, if debt-financed, would constitute unrelated business taxable income.

Brookfield Infrastructure Partners 31

        The potential for having income characterized as unrelated business taxable income could make our units an unsuitable investment for a tax-exempt entity. A tax-exempt entity should consult its own tax advisor to determine the U.S. federal income tax consequences with respect to an investment in our units.

        There may be limitations on the deductibility of our partnership's interest expense.

        For so long as our partnership is treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is a U.S. person (or otherwise taxable in the United States) generally will be taxed on their share of our partnership's net taxable income. However, U.S. federal income tax law may limit the deductibility of such a unitholder's share of our partnership's interest expense. In addition, deductions for such a unitholder's share of our partnership's interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such unitholders may be taxed on amounts in excess of such unitholder's share of the net income of our partnership. This could adversely impact the value of our units if our partnership was to incur (either directly or indirectly) a significant amount of indebtedness. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Holding of Our Units."

        If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

        Our Managing General Partner believes that our partnership is not engaged in a U.S. trade or business for U.S. federal income tax purposes, and intends to use commercially reasonable efforts to structure its activities to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States Real Property Interest", as defined in the U.S. Internal Revenue Code. Accordingly our partnership's non-U.S. Holders will generally not be subject to U.S. federal income tax on interest, dividends and gains derived from non-U.S. sources. It is possible, however, that the IRS could disagree or that the U.S. federal tax laws and Treasury regulations could change and our partnership could be deemed to be engaged in a U.S. trade or business, which would have a material adverse effect on non-U.S. Holders. If, contrary to our Managing General Partner's expectations, our partnership is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States Real Property Interest, non-U.S. Holders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, which our partnership may be required to withhold.

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

        Certain of our Holding Entities or operating entities may be, or may be acquired through, an entity classified as a "passive foreign investment company" for U.S. federal income tax purposes.

        U.S. Holders face unique U.S. tax issues from indirectly owning interests in a "passive foreign investment company", or PFIC, that may result in adverse U.S. tax consequences to them. Certain of the existing entities are "passive foreign investment companies" based on the analysis of the existing operating entities and Holding Entities. Furthermore, we may in the future acquire certain investments

32 Brookfield Infrastructure Partners

or operating entities through one or more Holding Entities which may be treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be or become treated as PFICs. Provided a "QEF election" (as discussed in the section "Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies" below) is made and a QEF information return is filed annually by the U.S. Holder, the PFIC status is not expected to have a material adverse effect on such U.S. Holder. Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such U.S. person. You should consult your own tax advisors as to the potential effects that this legislation might have on your filing requirements.

        Tax gain or loss on disposition of our units could be more or less than expected.

        If our unitholders sell their units and are taxable in the United States, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the adjusted tax basis in those units. Prior distributions to our unitholders in excess of the total net taxable income allocated to them, which decreased the tax basis in their units, will in effect become taxable income to them for U.S. federal income tax purposes if our units are sold at a price greater than their tax basis in those units, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to our unitholders.

        Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (and Brookfield Infrastructure) to meet the "qualifying income" exception to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. (See, for example, the discussion of pending legislation, H.R. 4213, under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and Brookfield Infrastructure" below). Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

        Our partnership's organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from time-to-time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

Brookfield Infrastructure Partners 33

        The IRS may not agree with certain assumptions and conventions that we use in attempting to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction and credit to our unitholders.

        Our partnership will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to our unitholders in a manner that reflects such unitholders' beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because our partnership cannot match transferors and transferees of our units, our partnership will adopt depreciation, amortization and other tax accounting conventions that may not conform to all aspects of existing Treasury regulations. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership) through the application of certain accounting principles that we believe are reasonable for our partnership. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of our units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders' tax returns.

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

        Our partnership may not be able to furnish to each of our unitholders specific tax information within 90 days after the close of each calendar year, in which case our unitholders who are U.S. taxpayers would want to anticipate the need to file annually a request for an extension of the due date of their income tax return.

        We expect that we will be providing Schedule K-1s to our unitholders no later than 90 days after the end of our partnership's fiscal year. If for some reason we are unable to do so, our unitholders who are U.S. taxpayers would want to anticipate the need to file annually with the IRS (and certain states) a request for an extension past April 15 or the otherwise applicable due date of their income tax return for the taxable year. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns".

34 Brookfield Infrastructure Partners

        The sale or exchange of 50% or more of our units will result in the termination of our partnership for U.S. federal income tax purposes.

        Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for U.S. federal income tax purposes for all our unitholders and could result in possible acceleration of income to certain of our unitholders and certain other consequences that may adversely affect the value of our units. However, the Managing General Partner does not expect a termination, should it occur, to have a material impact on the computation of the future taxable income generated by our partnership for U.S. income tax purposes. See Item "10.E Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Constructive Termination."

Canada

        Tax proposals may deny the deductibility of losses arising from our unitholders' units in our partnership in computing their income for Canadian federal income tax purposes.

        On October 31, 2003, the Department of Finance released for public comment tax proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Income Tax Act (Canada), or the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from our unitholders' units in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and Brookfield Infrastructure will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders or that it may not differ significantly from the REOP Proposals described above and in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations."

        If the non-Canadian subsidiaries in which Brookfield Infrastructure directly invests earn income that is foreign accrual property income our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the non-Canadian subsidiaries in which Brookfield Infrastructure will directly invest are expected to be "controlled foreign affiliates", as defined in the Tax Act, of Brookfield Infrastructure. If any of such non-Canadian subsidiaries earns income that is "foreign accrual property income", or FAPI, as defined in the Tax Act, in a taxation year, Brookfield Infrastructure's proportionate share of such FAPI must be included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes for the fiscal period of Brookfield Infrastructure in which the taxation year of such controlled foreign affiliate that earned the FAPI ends, whether or not Brookfield Infrastructure actually receives a distribution of such income. Our partnership will include its share of such FAPI of

Brookfield Infrastructure Partners 35

Brookfield Infrastructure in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amount.

        Unitholders may be required to include imputed amounts in their income in accordance with existing section 94.1 of the Tax Act as proposed to be amended under tax proposals announced on March 4, 2010, if, having regard to all the circumstances, it is reasonable to conclude that one of the main reasons for the unitholder acquiring or holding units of our partnership is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly the unitholder.

        On March 4, 2010, the Minister of Finance (Canada) announced as part of the 2010 Canadian Federal Budget that the outstanding tax proposals regarding investments in "foreign investment entities" would be replaced with revised tax proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. The Minister of Finance (Canada) also indicated that legislation to implement the revised tax proposals will be released for public consultation. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to unitholders, either directly or by way of allocation of such income imputed to our partnership or to Brookfield Infrastructure. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our partnership or Brookfield Infrastructure acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of our units by the unitholder, of units of Brookfield Infrastructure by our partnership, or of interests in non-resident entities (other than a controlled foreign affiliate) by Brookfield Infrastructure, is as stated above, income will be imputed directly to the unitholder or to our partnership or Brookfield Infrastructure and allocated to the unitholder in accordance with the rules in the Tax Act. However, the precise nature of the revised tax proposals is uncertain as proposed legislation to implement them is not yet available. There can be no assurance that the revised tax proposals will be enacted as proposed or at all. The rules in section 94.1 of the Tax Act are complex and unitholders should consult their own tax advisors regarding the application these rules, including the revised tax proposals, to them in their particular circumstances.

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

36 Brookfield Infrastructure Partners

        Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and Brookfield Infrastructure, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or Brookfield Infrastructure is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the Canada Revenue Agency, or CRA, might contend successfully that either or both of our partnership and Brookfield Infrastructure carries on business in Canada for purposes of the Tax Act.

        If our partnership or Brookfield Infrastructure is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each of the taxation years in which they were a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our partnership from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

        Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or Brookfield Infrastructure on dispositions of "taxable Canadian property".

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or Brookfield Infrastructure on the disposition of "taxable Canadian property" as defined in the Tax Act (which, subject to the proposed amendments to the definition of "taxable Canadian property" announced in the 2010 Canadian Federal Budget and contained in Bill C-9 which received second reading in the House of Commons on April 19, 2010, includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange, and listed shares where the number of shares owned exceeds prescribed amounts) other than "treaty protected property" as defined in the Tax Act. Property of our partnership and Brookfield Infrastructure generally will be treaty-protected property to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to realize capital gains or losses from dispositions of taxable Canadian property. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure unless the disposition is an "excluded disposition" for the purposes of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition that is an "excluded disposition" if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of a tax treaty. In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each taxable Canadian property disposed of by the taxpayer in the taxation year is either (i) "excluded property" as defined in subsection 116(6) of the Tax Act or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements

Brookfield Infrastructure Partners 37

to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure.

        Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are taxable Canadian property.

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the units are taxable Canadian property, unless the units are treaty-protected property to such non-Canadian limited partner. In general, subject to the proposed amendments to the definition of "taxable Canadian property" announced in the 2010 Canadian Federal Budget, our units will be taxable Canadian property at the time of disposition or deemed disposition if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Since our partnership's assets will consist principally of units of Brookfield Infrastructure, our units would generally be taxable Canadian property if the units of Brookfield Infrastructure held by us were considered to be used or held by us in a business carried on in Canada or if applying the greater than 50% test to Brookfield Infrastructure, its units were taxable Canadian property at any time during the relevant 60-month period. Under the tax proposals announced by the Minister of Finance (Canada) on March 4, 2010 as part of the 2010 Canadian Federal Budget, the definition of "taxable Canadian property" will be amended such that our units will not be taxable Canadian property at the time of a disposition or deemed disposition unless, at any time during the 60-month period preceding the disposition, more than 50% of the fair market value of our units was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property. Similarly, under these proposed amendment, units of Brookfield Infrastructure will not be taxable Canadian property at any time unless, at any time during the 60-month period preceding that time, more than 50% of the fair market value of its units was derived, directly or indirectly, from property described in (i) to (iv). Legislation to implement these proposed amendments is contained in Bill C-9 which received second reading in the House of Commons on April 19, 2010. Units of our partnership will be treaty protected property if the gain on the disposition of the units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner advises that our units are not expected to be taxable Canadian property but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations—Taxation of Non-Canadian Limited Partners." If our units constitute taxable Canadian property, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an excluded disposition (as discussed above). If our units constitute taxable Canadian property, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

        Non-Canadian limited partners may be subject to Canadian federal reporting and withholding tax requirements on the disposition of taxable Canadian property.

        Non-Canadian limited partners who dispose of taxable Canadian property, other than "excluded property" as defined in subsection 116(6) of the Tax Act and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or Brookfield Infrastructure), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our

38 Brookfield Infrastructure Partners

Managing General Partner advises that our units are not expected to be taxable Canadian property and our Managing General Partner and the Infrastructure General Partner advise that our partnership and Brookfield Infrastructure are not expected to dispose of property that is taxable Canadian property but no assurance can be given in these regards.

        Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to Brookfield Infrastructure will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canadian-United States Tax Convention (1980), or the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

        While we expect the Holding Entities to look-through our partnership and Brookfield Infrastructure in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to Brookfield Infrastructure that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Brookfield Infrastructure Partners 39

        Our units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a designated stock exchange under the Tax Act (which includes the TSX and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement saving plan, deferred profit sharing plan, registered retirement income fund, registered education saving plan, registered disability saving plan, and a tax-free savings account. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers and with respect to the acquisition or holding of prohibited investments by a tax-free savings account.

        Our units will not be a "prohibited investment" (within the meaning of the Tax Act) for a tax-free savings account, provided that the holder of such account deals at arm's length with our partnership for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in our partnership or in a corporation, partnership or trust with which our partnership does not deal at arm's length for purposes of the Tax Act.

        The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our partnership or Brookfield Infrastructure is a "specified investment flow-through" partnership.

        Under the rules in the Tax Act, or the SIFT Rules, that apply to "specified Investment flow-through" partnership, or SIFT Partnership, certain income and gains earned by a SIFT Partnership, will be subject to income tax at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a SIFT Partnership will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" as defined in the SIFT Rules (other than taxable dividends), and taxable capital gains from dispositions of non-portfolio properties. "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity" as defined in the SIFT Rules), that are held by the SIFT Partnership and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the SIFT Partnership holds of entities affiliated with such entity, an aggregate fair market value that is greater than 50% of the equity value of the SIFT Partnership. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the "net federal corporate tax rate", plus an amount on account of provincial tax.

        Under the SIFT Rules, our partnership and Brookfield Infrastructure could each be a SIFT Partnership if it is a "Canadian resident partnership". However, Brookfield Infrastructure would not be a SIFT Partnership if our partnership is a SIFT Partnership regardless of whether Brookfield Infrastructure is a Canadian resident partnership. Our partnership and Brookfield Infrastructure will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership and Brookfield Infrastructure at any relevant time. However, no assurance can be given in this regard. If our partnership or Brookfield Infrastructure are SIFT Partnerships under the SIFT Rules, the Canadian income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." In addition, even if the SIFT Rules do not apply to our partnership or to Brookfield Infrastructure at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

40 Brookfield Infrastructure Partners

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF OUR PARTNERSHIP

        Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. Our registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and our telephone number at that address is +1 441 296-4480. Our partnership and its related entities were established by Brookfield Asset Management to own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consists of the ownership and operation of utilities businesses, fee for service businesses and timber assets in North and South America, Australasia and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield's best-in-class operating platforms to invest in targeted assets and actively mange them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions and actively managing underlying assets to improve performance. Our Manager is an affiliate of Brookfield. Our sole material asset is a 59% limited partnership interest in Brookfield Infrastructure, a limited partnership through which we indirectly hold all of our current operations. Brookfield holds the remaining 41% interest in Brookfield Infrastructure through a 1% general partnership interest and a 40% limited partnership interest. Brookfield's 1% general partnership interest in Brookfield Infrastructure also entitles it to receive incentive distributions from Brookfield Infrastructure. The economic interests in Brookfield Infrastructure noted above do not reflect the exercise of the equity commitment referred to in this Form 20-F or interests to be acquired under Brookfield Infrastructure's distribution reinvestment plan.

        Brookfield acquired the following interests in our utilities and timber operations prior to the spin-off: (i) a 100% interest in Great Lakes Power Transmission L.P., or Ontario Transmission, our Ontario transmission operations, in 1982; (ii) a 50% interest in Island Timberlands, our Canadian timber operations, in May 2005; (iii) a 27.8% interest in Transelec Chile S.A., or Transelec, our Chilean transmission operations, in June 2006; (iv) 7%-18% interests in Transmissoras Brasileiras de Energia, referred to as TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in Longview, our U.S. timber operations, on April 20, 2007. Upon completion of the spin-off and certain follow-on transactions, Brookfield transferred to us certain interests in these assets. Brookfield retained an interest in each of Transelec, Island Timberlands and Longview, and therefore our ownership interests in these operations is different than Brookfield's ownership interests.

        Our Chilean transmission operations were acquired by Brookfield on June 30, 2006 from Hydro Quebec International Inc. and International Finance Corporation by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in Transelec increased to 17.8% from 10.7% at the time of the spin-off.

        On November 4, 2008, we invested $102.8 million directly and indirectly (through the Brookfield Global Timber Fund) into Longview to maintain our interest at the 30% level. The proceeds were used

Brookfield Infrastructure Partners 41

to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay Longview's outstanding bridge loan whose principal amount was approximately $250 million.

        On December 5, 2008, we completed the acquisition of Brookfield Multiplex's interest in two social infrastructure Public Private Partnerships, or PPP, the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia for a total investment of approximately $12.3 million. On February 3, 2009, we completed the acquisition of Brookfield Multiplex's interest in an additional PPP Project, the Royal Melbourne Showgrounds in Australia for an investment of approximately $3.0 million.

        In January 2009, Brookfield and its partner Isolux, through their joint venture company Wind Energy Texas Transmission, or WETT, were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones, or CREZ, program. We anticipate commercial operation of the project in the beginning of 2013, at which time WETT will be a licensed transmission utility in the state. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure partnership in which we own an interest. We anticipate that our ownership will ultimately be approximately 15% of this project.

        On June 30, 2009, we completed the sale of our minority interest in TBE for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of a $68.2 million after-tax gain over book value. A portion of the proceeds was used to repay corporate borrowings in full, with the balance available to fund growth capital investments and acquisitions, as well as for general working capital purposes.

        On November 20, 2009, we invested $941.0 million to acquire a 40% interest in Prime Infrastructure (formerly Babcock & Brown Infrastructure), or the BBI Transaction, and direct interests in two assets from Prime. The first direct investment is in UK-based BBI Port Acquisitions (UK) Limited, or PD Ports, a "landlord" port which is the third-largest by tonnage in the UK. The second direct investment is in Australia-based Dalrymple Bay Coal Terminal, or DBCT, the largest coal export terminal in the world. Our interests in Natural Gas Pipeline Company of America, or NGPL, Powerco Limited, or Powerco, International Energy Group, or IEG, Tasmanian Gas Network, or TGN, WestNet Rail Holdings No. 1 Pty Ltd., or WestNet Rail, and Euroports Holdings S.à.r.l., or Euroports, are held through Prime. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. Our partnership invested approximately $940 million of the total investment to acquire a 40% interest in Prime and 60% interest in two direct investments acquired from BBI, while Brookfield and other co-investors have acquired the remaining 40% interest in the two direct investments. Following the recapitalization, Prime's proportional debt leverage decreased from 98% to approximately 68%.

        Our participation in the BBI Transaction was financed in part by a public offering of 40,669,411 of our units at a price of C$15.55 per unit that closed in November, 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters' over-allotment option, were approximately C$601 million. We funded the balance of our $940 million investment in the BBI Transaction through the issuance of Redeemable Partnership Units and general partner units of Brookfield Infrastructure to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by the Partnership, or the Brookfield Investment. Our unitholders, other than Brookfield, were asked to consider the Brookfield Investment at a special meeting of our unitholders on November 16, 2009. Upon receipt of minority unitholder approval Brookfield Infrastructure issued Redeemable Partnership Units and general partner units of Brookfield Infrastructure to Brookfield which allowed it to maintain its 41% interest in Brookfield Infrastructure.

42 Brookfield Infrastructure Partners

        On December 31, 2009, the Brookfield sponsored infrastructure partnership, through which a portion of our interest in PD Ports is held, admitted a new limited partner resulting in the reduction of our ownership interest in this asset. In conjunction with the transaction, we received $9.5 million, representing the original cost of the investment plus a notional interest charge.

        On January 28, 2010, the Brookfield sponsored infrastructure partnership, through which a portion of our interests in DBCT and PD Ports is held, admitted a new limited partner resulting in the reduction in our ownership interest in these assets. In addition, we sold a 1.4% interest in DBCT to the new limited partner. In conjunction with the transaction, we received proceeds of $21.5 million, representing the original cost of these investments plus a notional interest charge. As a result, our interests in DBCT and PD Ports were reduced to 46% and 51%, respectively. If the Brookfield sponsored infrastructure partnership is successful in reaching its funding target range, we would receive additional proceeds of approximately $14.6 million and our interests in DBCT and PD Ports would be reduced to approximately 44% and 48%, respectively.

4.B    BUSINESS OVERVIEW

Our Partnership

        Our partnership and its related entities own and operate certain infrastructure assets on a global basis. We focus on high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of utilities, fee for service, timber and social infrastructure operations, but we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations oriented approach to create value. Our Manager is an affiliate of Brookfield.

        Our partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure. Brookfield owns the remaining 41% of Brookfield Infrastructure, which through the Redemption-Exchange Mechanism can be converted into an equivalent interest in our partnership.

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
Regulated and contractual return on capital employed
Energy	Gas and electricity transmission	North & South America,
Australasia and Europe
Transportation	Coal terminal	Australasia
Fee for service
Access fees for the transportation, storage and handling of energy, freight and bulk commodities
Energy	Natural gas pipelines	North America and Australasia
Transportation	Sea ports and railroads	Australasia and Europe
Timber
Provide essential products on a sustainable basis
Timber	Timberlands	North America

Brookfield Infrastructure Partners 43

Current Operations

Utilities

Overview

        Our utilities operations are comprised of regulated businesses which earn a regulated return as well as businesses with long term contracts designed to generate a return over the life of the contract. In this segment of our business, we own and operate assets that earn an allowed return on a regulated or notionally stipulated asset base. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities operations, we mitigate exposure to any single regulatory regime. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of our utility operations' EBITDA is supported by regulated or contractual revenues.

        Our objectives for this segment are to operate open access systems that provide safe and reliable service for our customers and to invest capital in expansions of our systems in order to meet our customers' growth requirements. If we do so, we will put ourselves in a position to earn an appropriate return.

        Our current utilities assets located in Australia, Chile, New Zealand, Europe, and Canada, are held directly, through consortiums and through our interest in Prime. Our interests in Powerco and IEG Connections, as well as a portion of our interest in DBCT, are held directly by Prime.

Operations

  Dalrymple Bay Coal Terminal ("DBCT"), Australia

        DBCT is a port facility which exports metallurgical and thermal coal mined in the Bowen Basin region of Queensland, Australia which is one of the lowest cost sources of coal in the world. DBCT is one of the world's largest coal terminals, accounting for 8% of the total global seaborne coal exports and 20% of global metallurgical seaborne coal exports. The following table sets forth the significant characteristics of DBCT:

Ownership:	Our partnership's effective ownership is 46.0%, owned through our partnership's interest in Prime and direct ownership of convertible notes.
Strategic Position:
The Bowen Basin is one of the lowest cost and most prolific series of coal deposits in the world; there are few options to access export markets for this coal other than through DBCT. With completion of its recent Stage 7 expansion, DBCT has a capacity of 85 million tons per annum, or Mtpa.
Regulatory Environment:	DBCT is regulated by the Queensland Competition Authority, or QCA. The current rate agreement expires on December 31, 2010 and DBCT is applying for a five year extension.
Customer Base:	DBCT has long term take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin.

44 Brookfield Infrastructure Partners

Cash Flow Profile:	DBCT's revenues under its long term take-or-pay contracts are made up of two components: a capacity charge that is allocated to users based on the percentage of total DBCT capacity for which they contract and a fixed and variable handling charge associated with operating and maintaining the port. The capacity charge is determined every five years by the QCA utilizing a return on regulated asset base methodology, and the handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for operating and maintaining DBCT. Capacity is currently 100% contracted through 2014.
Growth Opportunities:
Already one of the world's largest coal export terminals, DBCT's capacity has recently been expanded to 85 Mtpa to meet ongoing customer demand. Potential exists to expand DBCT's operations to facilitate future expansions by mining companies in the Bowen Basin, which is one of the lowest cost sources of coal in the world.

  Transelec Chile S.A. ("Transelec"), Chile

        Transelec is the largest electricity transmission system in Chile, with approximately 8,200 km of transmission lines that serve 98% of the population of the country. Transelec's system includes 100% of Chile's 500 kV transmission lines, the highest voltage lines in the country, and approximately 45% and 95% of the 220 kV and 154 kV lines in Chile, respectively. The following table sets forth the significant characteristics of Transelec:

Ownership:	Our partnership's effective ownership is 17.8%.
Strategic Position:
Transelec is the backbone transmission system in Chile that serves 98% of the population of the country. Electricity transmission assets provide the critical link for transmission of electricity from generators to consumers of electricity. As the reliable supply of electricity is integral to economic growth, Transelec is an important element to Chile's continued economic growth.
Regulatory Environment:
Chile has a long tradition of transparent, stable regulatory frameworks. Regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. Since the regulated assets earn a 10% annuity return on replacement cost, we effectively earn a real pre-tax 10% return on our regulated asset base. For the transmission sector, the 10% return is imbedded in Chilean law and is not subject to periodic regulatory review.
Customer Base:
Approximately 60% of Transelec's revenues are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority of this contracted revenue will convert to the regulatory framework.

Brookfield Infrastructure Partners 45

Cash Flow Profile:	Due to the regulatory framework and contracts, combined with the essential nature of the service, Transelec has a very secure competitive position. Transelec generates stable revenue with no material volume risk, and in most instances, has many automatic inflation escalators. Since the Chilean regulatory and contractual frameworks are based on replacement cost, Transelec is not required to invest at its level of depreciation to prevent a decline in revenue. Since the system is in very good physical condition, maintenance capital expenditures are at relatively low levels. As a result of high profit margins combined with low maintenance capital expenditures, Transelec generates strong cash flow.
Growth Opportunities:
Chile has economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. Transelec is in the second year of a five year plan to invest approximately $1 billion in growth capital expenditures. As at December 31, 2009, Transelec's capital expenditure backlog (projects that have been awarded to Transelec for which expenditures have not yet been made) was approximately $215 million.

  Great Lakes Power Transmission L.P. ("Ontario Transmission"), Canada

        Ontario Transmission's assets consist of approximately 550 km of 44 kV to 230 kV transmission lines in the province of Ontario. The following table sets forth the significant characteristics of Ontario Transmission:

Ownership:	Our partnership's effective ownership is 100.0%.
Strategic Position:	Ontario Transmission's lines comprise an important component of Ontario's transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario.
Regulatory Environment:
Ontario Transmission's revenues are 100% regulated under a historical cost of service regime. Transmission revenues are based on periodic rate cases in which the Ontario Energy Board, or the OEB, determines allowed revenue that provides for recovery of operations maintenance, and financing costs plus an after-tax return on equity.
Customer Base:	Ontario Transmission has a broad customer base. Furthermore, transmission revenues in Ontario are assessed and collected on a province-wide basis, mitigating volume and credit risk.

46 Brookfield Infrastructure Partners

Cash Flow Profile:	Based on the 2005 rate review under the previous regulatory framework, Ontario Transmission was allowed to earn a 8.61% return on the equity, which is deemed to be 45% of our rate base. In Ontario, regulated rate base is equal to the historic cost of the system assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads which are measured by the Independent Electricity System Operator. Due to the regulatory framework combined with the essential nature of the service, Ontario Transmission has a secure competitive position and generates a stable cash flow. Ontario Transmission is currently in the 2010 rate review process with the OEB.
Growth Opportunities:
Ontario has adopted a very aggressive Renewable Portfolio Standard through the passage of the Green Energy Act. A cornerstone of the Act requires the decommissioning of existing coal plants and replacement with renewable and clean sources of power. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Ontario has economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. As an incumbent utility, Ontario Transmission has an advantage in competing for these projects. As an incumbent utility, Ontario Transmission has identified projects where, due to their geographic location and size, there are definitive and unique advantages for building and owning these new lines.

  Powerco Limited ("Powerco"), New Zealand

        Powerco is New Zealand's second largest provider of regulated electricity and gas distribution services, with over 410,000 connections across a service area of 39,000 km2 on the North Island of New Zealand. Powerco's business represents approximately 40% of the gas connections and approximately 16% of the electricity connections throughout New Zealand. The following table sets forth the significant characteristics of Powerco:

Ownership:	Our partnership's effective ownership is 16.8%.
Strategic Position:
Powerco owns and operates New Zealand's second largest electricity and gas distribution company with connections to over 410,000 users. It accounts for approximately 40% of the gas and approximately 16% of the electricity connections throughout New Zealand.

Brookfield Infrastructure Partners 47

Regulatory Environment:	Powerco's electricity and gas distribution businesses are subject to regulation in New Zealand. Electricity businesses operate under a price and quality threshold (CPI-X) regime set by the New Zealand Commerce Commission with the next reset due in April 2010, when X will improve from 2% to 0%. The gas distribution business also operates under price control (CPI-X, where X=0%) with its next reset due in July 2012. Recently enacted legislation has introduced a purpose statement recognizing the need to provide incentives for service providers to invest in utilities.
Customer Base:	Electricity and gas customers are largely residential, generally contracted via retail energy companies.
Cash Flow Profile:
Revenue is mainly based on regulated tariffs, with a significant portion being from state owned enterprises. Electricity, which represents 80% of revenue, has grown at a 1.2% compound annual growth rate over the past five years.
Growth Opportunities:	Opportunities for growth are driven by increased energy demand and consumption levels, new connections as a result of new housing developments and regional economic and population growth.

  International Energy Group ("IEG Connections"), Europe

        IEG Connections is the second largest independent "last mile" natural gas and electricity connections provider in the UK. IEG Connections' UK business is a natural gas and electricity connections business servicing approximately 394,000 customers. The following table sets forth the significant characteristics of IEG Connections:

Ownership:	Our partnership's effective ownership is 39.9% in the International Energy Group.
Strategic Position:	IEG Connections is the second largest independent connections business in the UK.
Regulatory Environment:
IEG Connections' UK connections business competes with other connections providers to secure contracts to construct new natural gas and electricity connections. Then, once connections are established, IEG charges the customer a regulated tariff.
Customer Base:
IEG Connections' businesses each have a broad, diverse customer base that underpins its cash flow. Customers for the last mile electricity and gas connections business consists mainly the big six UK energy retailers who serve residential and business users.
Cash Flow Profile:
In the UK, installed "last mile" connections businesses charge connection rates that are established based upon the tariff of the distribution utility with which the independent connection provider is interconnected. During the first 20 years after establishment of a connection, the connection rate is subject to a cap and floor. Thereafter, it fluctuates based upon the applicable distribution company tariff. Due to the average age of its asset base, IEG Connections' UK business requires minimal maintenance capital expenditures.

48 Brookfield Infrastructure Partners

Growth Opportunities:	New connections in gas and electricity as the electricity market opens for independent connections providers and the housing market recovers.

Fee for Service

Overview

        Our fee for service businesses are open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This segment is comprised of businesses with price floors and ceilings as a result of regulation, such as NGPL and WestNet Rail, as well as unregulated businesses, such as PD Ports and Euroports. Fee for service businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While this segment has greater sensitivity to market prices and volume than our utilities operations, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our fee for service operations are expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our fee for service operations mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our fee for service operations' EBITDA is supported by regulated or contractual revenues.

        Our objectives for this segment are to provide safe and reliable service and meet our customers expansion needs in a capital efficient manner. If we do, we will be able to charge a fair price for our services and we will be able to earn an attractive return on the capital we invest to increase the capacity of our operations.

        Our current fee for service assets located in the United States, Australia, Europe and China, are held directly, through consortiums and through our interest in Prime. NGPL, WestNet Rail, Euroports, TGN and IEG Distribution are directly held by Prime.

Operations

  Natural Gas Pipeline Company of America ("NGPL"), U.S.

        NGPL is one of the largest natural gas transmission pipeline and storage systems in the United States. NGPL's transportation system extends over 15,500 km and delivers approximately 2.2 trillion cubic feet of natural gas per annum. NGPL also has seven major storage facilities with a combined working gas capacity of 275 billion cubic feet, or BCF. The following table sets forth the significant characteristics of NGPL:

Ownership:	Our partnership's effective ownership is 10.5%.
Strategic Position:
NGPL is the largest provider of gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. NGPL is also well connected to other pipelines accessing additional downstream markets, which increase demand for NGPL's services. NGPL provides transportation and storage to approximately 60% of the Chicago and Northern Indiana markets, and its storage facilities represent approximately 7% of total U.S. natural gas storage capacity.

Brookfield Infrastructure Partners 49

The large geographical footprint of NGPL's pipeline system is in close proximity to several of the prolific natural gas supply basins in the U.S. and also provides access to major growing basins including the Rockies, East Texas, Woodford, Fayetteville, Haynesville as well as LNG supply from the Gulf Coast.
Regulatory Environment:
Regulated by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act. FERC provides a regulated framework for shippers and transmission pipeline owners to reach commercial agreement without direct intervention under a maximum rate regime, and there is no periodic rate case obligation. On November 19, 2009, FERC notified NGPL that it has commenced a proceeding pursuant to section 5 of the Natural Gas Act to review NGPL's rates and determine whether they are just and reasonable.
Customer Base:
NGPL has a diverse group of high creditworthy customers composed primarily of investment grade local distribution companies, producers and marketers. Its top ten customers account for over 60% of the transmission and storage revenues with average contract terms of 3.3 years for transport and 4.1 years for storage customers.
Cash Flow Profile:
U.S. gas market fundamentals and the competitive position of NGPL are underpinned by continued demand for NGPL's transmission and storage services. Demand for NGPL's combination of transportation and storage services has resulted in a strong history of contract renewals.
Growth Opportunities:	Geographic proximity to large, emerging natural gas basins provides opportunity to continue extending the pipeline system.

  WestNet Rail Holdings No. 1 Pty Ltd. ("WestNet Rail"), Australia

        WestNet Rail is a rail infrastructure operator and rail access provider in Western Australia, or WA, with a long-term arrangement to lease track from the WA government. WestNet Rail leases and operates approximately 5,100 km of track and related infrastructure in Southwestern Australia which serves as a crucial transport link in the region. The following table sets forth the significant characteristics of WestNet Rail:

Ownership:	Our partnership's effective ownership is 39.9%.
Strategic Position:	WestNet Rail is the only rail network in the southwest region of WA providing access to markets for minerals and grain through to the region's six government owned ports.
Regulatory Environment:
The Economic Regulatory Authority has established an access regime which governs track segment revenue ceilings, train management, train paths and confidentiality. However, all of WestNet Rail's customers have negotiated their below-rail access agreements outside of the access regime.

50 Brookfield Infrastructure Partners

Customer Base:	WestNet Rail has access agreements with strong blue-chip customers, including a long-term agreement with Queensland Rail. WestNet Rail's top nine customers contribute 90% of its revenue with contract expiration dates ranging from 2009 to 2016. The majority of customers are leading commodity companies whose WA mining operations are among the lowest cost in the world.
Cash Flow Profile:
WestNet Rail's revenue is derived from access charges paid by rail operators or directly by underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall cost of the commodities transported, the critical nature of the minerals and grain industries to the WA economy and long-term contracts with customers to ensure adequate access to the rail network including some take-or-pay arrangements.
Growth Opportunities:
The WestNet Rail system is well positioned to benefit from general increased economic activity in WA. It will also benefit from a number of mine expansions and new projects under development, which will require access to the system in order to transport these commodities to export markets.

  BBI Port Acquisitions (UK) Limited ("PD Ports"), UK

        PD Ports is the third largest port operator in the UK by volume, with over 2,000 acres of land, mainly operating as the statutory harbour authority, or SHA, out of Teesport and Hartlepool in the north of the UK. PD Ports also operates a number of other ports and logistics businesses elsewhere in the UK. PD Ports' asset base also includes an extensive property base. The following table sets forth the significant characteristics of PD Ports:

Ownership:	Our partnership's effective ownership is 51.0%.
Strategic Position:	Teesport is a large deep-water port strategically located in a well developed industrial area. PD Ports' landlord or SHA status and good rail and road access provide barriers to entry.
Regulatory Environment:	PD Ports' operations are unregulated with SHA status for the Tees River, which gives the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the Tees River.
Customer Base:
PD Ports has a number of long term contracts with strong, established counterparties, including large multinational corporations. The majority of its revenues are derived from customers with significant investment at or within close proximity to Teesport.
Cash Flow Profile:
Over 50% of PD Ports' income is earned from conservancy tariffs related to the movement of cargo by established customers using the Tees River. Teesport's freehold land base of 1,558 acres is strategically located in the vicinity of its port locations which provide additional stability to cash flow through income from long-term property leases.

Brookfield Infrastructure Partners 51

Growth Opportunities:	PD Ports is well positioned for container business growth given significant recent and planned investment by large UK retailers to establish regional distribution centers at Teesport and the significant amount of strategic land available to develop revenues from new tenants.

  Euroports Holdings s.à.r.l. ("Euroports"), Europe and China

        Euroports owns a portfolio of seven port concession businesses in key strategic locations throughout Europe and in China. Euroports is a diversified port operator, handling heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Euroports is one of the largest port operators in Europe and handles over 50 Mtpa of cargo. The following table sets forth the significant characteristics of Euroports:

Ownership:	Our partnership's effective ownership is 23.9%.
Strategic Position:
Port operations are positioned in 16 locations across continental Europe and consist of 485 hectares of long term port concessions and over 31 km of quay length. Euroports has extensive infrastructure in place including cranes, berths, warehouses, inloading and outloading equipment and provides extensive logistics services to its customers, creating barriers to entry.
Regulatory Environment:	Euroports operates in an unregulated economic environment.
Customer Base:
Euroports mainly serves industrial customers in the immediate vicinity of the ports under varied contract terms. Key customers have been long-term customers of the respective port businesses continuously for between 10 and 30 years.
Cash Flow Profile:
Income is earned from diversified operations with over 50 different types of products handled at 18 terminals located throughout seven countries in Europe. Several of these locations face limited competition for key products handled, which provides additional stability to cash flow.
Growth Opportunities:
Growth opportunities exist in the form of volume growth from increasing demand for bulk and general commodities as well as cross-selling opportunities to develop additional commercial activities with existing customers.

  Tasmania Gas Network ("TGN"), Australia

        TGN is the natural gas distributor in Tasmania, supplying gas to residential, commercial and industrial customers via its distribution networks. With approximately 730 km of distribution pipeline, it delivers around 2 billion cubic feet of gas per annum to approximately 6,500 connections across Tasmania. The following table sets forth the significant characteristics of TGN:

Ownership:	Our partnership's effective ownership is 39.9%.
Strategic Position:
TGN's distribution network is the sole provider of gas distribution services in Tasmania. Sizeable capital expenditures of approximately A$200 million have been incurred to establish this network, which creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business.

52 Brookfield Infrastructure Partners

Regulatory Environment:	There is no economic regulation in Tasmania.
Customer Base:	TGN receives revenue from natural gas retailers who supply gas to approximately 6,500 residential, commercial and industrial customers connected to the network.
Cash Flow Profile:
TGN's cash flow stream is supported by the low cost of gas compared to electricity for residential customers while the investment made by industrial consumers to connect to natural gas creates a disincentive to switch.
Growth Opportunities:
The natural gas market in Tasmania is relatively new. The network currently fronts approximately 43,000 households with approximately 6,500 connections to date. Commercial and industrial growth is linked to the Tasmanian economy and alternate energy options including cogeneration opportunities.

  International Energy Group ("IEG Distribution"), Europe

        IEG Distribution is the sole gas distributor of liquid petroleum gas, or LPG, and natural gas in the Channel Islands and Isle of Man, or the Offshore Islands. IEG Distribution's business on the Offshore Islands consist of an unregulated natural gas and LPG distribution and supply business. The following table sets forth the significant characteristics of IEG Distribution:

Ownership:	Our partnership's effective ownership is 39.9% in the International Energy Group.
Strategic Position:	IEG Distribution is the sole provider of gas distribution services on the Offshore Islands.
Regulatory Environment:	IEG Distribution's assets in the Offshore Islands are not regulated but are subject to government oversight.
Customer Base:	The natural gas and LPG distribution customer base on the Offshore Islands is comprised of a large number of commercial and residential end users.
Cash Flow Profile:
IEG Distribution's broad customer base and position as sole provider of natural gas and LPG service ensure a consistent cash flow stream in a market that requires these services to meet heating demands.
Growth Opportunities:	Increased energy demand consumption combined with the ability to set prices competitively provides the opportunity for growth in revenues for the business.

Timber

Overview

        Our timber operations currently consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. These operations are predominantly comprised of premium species and are expected to provide attractive risk adjusted returns on capital employed over the long-term.

Brookfield Infrastructure Partners 53

Operations

  Longview Timber Holdings, Corp. ("Longview"), U.S.

        Longview owns approximately 651,000 acres of freehold timberlands in Oregon and Washington with an estimated merchantable inventory of 23.7 million m3 of timber, primarily comprised of high value Douglas-fir and hemlock with a long-run sustainable yield of 2.6 million m3. The following table sets forth the significant characteristics of Longview:

Ownership:	Our partnership's effective ownership is 30.0%.
Strategic Position:
Timber is a vital component of the global economy. Longview's timberlands are primarily comprised of softwood such as Douglas-fir and hemlock that are generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Due to its product mix as well as coastal access, its timberlands have significant flexibility to optimize the products that it harvests against market opportunities to enhance profitability.
Regulatory Environment:	Longview operates in an unregulated economic environment.
Customer Base:	Longview has a broad customer base.
Cash Flow Profile:
Timber can either be harvested and sold in attractive price environments or "warehoused" for later harvest if and when prices recover. This ability to preserve the value of the timber allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.
Growth Opportunities:
We believe operating results will meaningfully improve following recovery in new home construction in the U.S. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increased earnings due to improved pricing and increased harvest levels. As a result of a substantial surplus of merchantable inventory, we expect to increase harvest levels by approximately 85% (relative to 2009 levels) and sustain this level for a 10-year period before returning to the long-run sustainable yield level.

  Island Timberlands Limited Partnership ("Island Timberlands"), Canada

        Island Timberlands owns approximately 634,000 acres of freehold timberlands located principally on Vancouver Island with an estimated merchantable inventory of 58.0 million m3 of timber, that is primarily comprised of high value Douglas-fir, hemlock and cedar and with a long-run sustainable yield of 1.8 million m3. Island Timberlands also owns approximately 33,000 acres of "higher and better use", or HBU, lands, which are properties that we believe will have greater value if used for a purpose other than as timberlands, such as real estate development or conservation. The following table sets forth the significant characteristics of Island Timberlands:

Ownership:	Our partnership's effective ownership is 37.5%.

54 Brookfield Infrastructure Partners

Strategic Position:	Timber is a vital component of the global economy. Island Timberlands' trees are primarily comprised of high-value softwood species such as Douglas-fir and hemlock that are generally preferred over hardwood for appearance grade products and construction lumber and plywood because of their strength and flexibility. Due to its product mix as well as coastal access, its timberlands have significant flexibility to optimize the products that it harvests against market opportunities to enhance profitability.
Regulatory Environment:	Island Timberlands operates in an unregulated economic environment.
Customer Base:	Island Timberlands has a broad base of domestic and international customers.
Cash Flow Profile:
Timber's unique operating framework provides it with the flexibility to match its harvest levels to market conditions at that time. Thus, during periods of high prices, harvest levels are increased and, conversely, during weak pricing environments, timber harvests are curtailed. This ability to preserve the value of the timber allows timberland owners to maximize the long-term value of timberlands by matching harvest opportunities to market conditions. Furthermore, this ability to warehouse timber has historically moderated timber supply and pricing, resulting in the volatility of timber prices being less than the volatility of prices for finished forest products such as oriented strand board, framing lumber, pulp, newsprint and fine papers.
Growth Opportunities:
We believe operating results will meaningfully improve following a recovery in new home construction in the U.S. Although it is difficult to predict the timing and magnitude, we believe that we will achieve increased earnings due to improved pricing and increased harvest levels. As a result of a substantial surplus of merchantable inventory, we expect to increase harvest levels by approximately 65% (relative to 2009 levels) and sustain this level for a 10-year period before returning to the long-run sustainable yield level.

Social Infrastructure

        We have an interest in three social infrastructure assets which are PPPs, namely a 50% interest in Long Bay Forensic and Prison Hospitals located in Sydney, Australia comprised of a 135-bed forensic hospital, 85-bed prison hospital and administration building; a 30% interest in Peterborough Hospital located in Peterborough, United Kingdom comprised of a 612-bed acute hospital, 102-bed mental health unit and an integrated care center; and a 50% interest in Royal Melbourne Showgrounds located in Melbourne, Australia consisting of a special purpose exhibition facility on a 19-hectare site comprising office complexes, open air arenas and large scale tension structures.

Brookfield's Operations-Oriented Approach

        To execute our vision, we will seek to leverage our relationship with Brookfield. In each of its core sectors, Brookfield's strategy is to develop best-in-class operating platforms in order to acquire targeted

Brookfield Infrastructure Partners 55

assets and actively manage them to achieve superior returns on a long-term basis. Brookfield's operations-oriented approach is comprised of the following attributes:

  •
  strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its markets;

  •
  operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to enhance the value of its assets;

  •
  technical knowledge and industry insight used in the evaluation, execution, risk management and financing of development projects and acquisitions; and

  •
  development and retention of the highest quality people in its operations.

Acquisition Strategy

        As we grow our asset base, we will target acquisitions in the following infrastructure sectors:

  •
  Utilities: electric transmission, electric and gas distribution, and contracted power generation assets;

  •
  Fee For Service: pipelines, railroads, ports, toll roads and airports;

  •
  Timber: high quality species of timber in attractive locations; and

  •
  Other: social and industrial infrastructure.

        We will seek to leverage Brookfield's best-in-class operating platforms to invest in targeted assets and actively manage them to extract additional value following acquisition close. An integral part of our acquisition strategy is to participate with institutional investors in Brookfield sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions.

        Brookfield has agreed that it will not sponsor arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B "Related Party Transactions—Relationship Agreement". Since Brookfield has large, well established operations in real estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield's timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield also recently appointed an affiliate as its exclusive vehicle for the acquisition of contracted hydro and wind power generation facilities located in Canada.

About Brookfield

        Brookfield is a global asset management company focused on property, power and other infrastructure assets with approximately $100 billion of assets under management and approximately 15,000 employees, including approximately 400 investment professionals, worldwide. Brookfield's strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns.

56 Brookfield Infrastructure Partners

Employees

        Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield's management team that are expected to be involved in our infrastructure business, see Item 6.A "Directors and Senior Management—Our Management".

Intellectual Property

        Our partnership, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B "Related Party Transactions—Licensing Agreement".

Properties

        Our partnership's principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

Governmental, Legal and Arbitration Proceedings

        Our partnership may be named as a party in various claims and legal proceedings which arise in the ordinary course of business. Our partnership has not been in the previous 12 months and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our partnership's financial position or profitability nor is our partnership aware of such proceedings that are pending or threatened.

4.C    ORGANIZATIONAL STRUCTURE

Organizational Charts

        The chart below presents a simplified summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and "GP Interest" denotes a general partnership interest and "LP Interest" denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure

Brookfield Infrastructure Partners 57

below and the information included under Item 4.B "Business Overview," Item 6.C "Board Practices" and Item 7.B "Related Party Transactions."

(1)
Brookfield's limited partnership interest in Brookfield Infrastructure is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield Asset Management eventually owning approximately 41% of our issued and outstanding units. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism."
(2)
Owned through our approximate 40% interest in Prime.
(3)
Acquired from BBI in the BBI Transaction.
(4)
Owned through: (i) our approximate 40% interest in Prime, and (ii) our direct investment in DBCT acquired from BBI in the BBI Transaction. Our direct investment in DBCT is held through the purchase of convertible notes of DBCT.

58 Brookfield Infrastructure Partners

Our Partnership

        Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007. Our partnership's head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda, and our registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our partnership and its related entities own and operate certain infrastructure assets on a global basis.

        Our partnership's sole material asset is its approximate 59% limited partnership interest in Brookfield Infrastructure. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's limited partnership interests in Brookfield Infrastructure will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner which is not required to make such distributions and our partnership cannot assure you that it will make such distributions as intended.

Our Manager and Brookfield

        The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our Managing General Partner

        Our Managing General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership which is exercised exclusively by its board of directors in Bermuda. Because our partnership's only interest in Brookfield Infrastructure consists of limited partnership interests in Brookfield Infrastructure, which by law do not entitle the holders thereof to participate in partnership decisions, our Managing General Partner's directors are not entitled to participate in the management or activities of Brookfield Infrastructure or the Holding Entities, including with respect to any acquisition decisions that they may make.

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

Infrastructure GP LP and Infrastructure General Partner

        The Infrastructure GP LP serves as the general partner of Brookfield Infrastructure and has sole authority for the management and control of Brookfield Infrastructure. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield Asset Management. Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interests of Brookfield Infrastructure. See Item 7.B "Related Party Transactions—Incentive Distributions."

Brookfield Infrastructure Partners 59

        See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risk Relating to Us and Our Partnership," Item 3.D "Risk Factors—Risk Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management," Item 7.B "Related Party Transactions," Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership," Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement" and Item 7.A "Major Shareholders."

4.D    PROPERTY, PLANTS AND EQUIPMENT

        Our partnership's principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

        See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry", "—Risks Relating to Our Utilities Operations—Our utilities operations may require substantial capital expenditures in the future," "—Our utilities operations may engage in development projects which may expose us to various risks associated with construction," "—Risk Relating to Our Fee for Service operations—Changes in government regulation could adversely affect economic returns and cash flows," "—WestNet Rail may not be able to extend track access agreement," "—Risks Relating to Our Timber Operations—A variety of factors may limit or prevent harvesting by our timber operations," and Item 5 "Operating and Financial Review and Prospects."

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

        This management's discussion and analysis, or MD&A should be read in conjunction with the remainder of the information contained in this Form 20-F. Additional information is available on the Partnership's website at www.brookfieldinfrastructure.com, on the website of the Securities and Exchange Commission at www.sec.gov and through our SEDAR profile at www.sedar.com

Business Overview

        Brookfield Infrastructure Partners L.P., or our Partnership, through its related entities, owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, fee for service businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc's, or Brookfield, best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy an operations-oriented approach.

60 Brookfield Infrastructure Partners

Performance Targets and Key Measures

        Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we acquire, including our current operations, when measured over the long-term. This return will be generated from the in-place cash flows of our current operations plus growth. We endeavor to manage our operations to generate increasing adjusted net operating income, or ANOI, per unit over time. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our ANOI per unit should result in capital appreciation. We also measure the growth of ANOI per unit. We have performance measures for each of our operating platforms that track the key value drivers of each one of these segments. See "—Operating Platforms" for more detail.

        With respect to our distribution policy, our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our ANOI is appropriate. In light of the per unit ANOI growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth.

Basis of Presentation

        Our Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P., or Brookfield Infrastructure, which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than our Partnership's because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure, which, through the Redemption-Exchange Mechanism can be converted into an equivalent interest in the Partnership. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism" for more information.

        The results presented in this MD&A reflect the financial position and results of Brookfield Infrastructure's operations for the three years ended December 31, 2009.

        For each of its operations—utilities, fee for service and timber—this MD&A discusses Brookfield Infrastructure's proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure's overall performance.

        All figures are provided in U.S. dollars, unless otherwise noted.

OUR OPERATIONS

        Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with approximately three quarters of our EBITDA supported by regulated or contractual revenues. While each of our businesses have high barriers to entry and strong competitive positions, we generate cashflows under a number of different revenue frameworks. As a result, we group these businesses into operating platforms based on the similarities in their underlying economic drivers to assist our unitholders in evaluating their performance and assessing their value.

Brookfield Infrastructure Partners 61

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
Regulated and contractual return on capital employed
Energy	Gas and electricity transmission	North & South America,
Australasia and Europe
Transportation	Coal terminal	Australasia
Fee for service
Access fees for the transportation, storage and handling of energy, freight and bulk commodities
Energy	Natural gas pipelines	North America and Australasia
Transportation	Sea ports and railroads	Australasia and Europe
Timber
Provide essential products on a sustainable basis
Timber	Timberlands	North America

        Our utilities operations are comprised of regulated businesses which earn a return on their asset base as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our fee for service operations provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber operations are comprised of timberlands that provide essential products for the global economy on a sustainable basis.

ACQUISITIONS AND DIVESTITURES

        On November 20, 2009, we invested $941.0 million to acquire a 40% interest in Prime Infrastructure, or Prime, and direct interests in two assets from Prime: DBCT and PD Ports. The acquisition was funded with the proceeds from an approximate $940 million issuance of partnership units and redeemable partnership units. See "—Partnership Capital" for further information regarding the issuance of units.

        Our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from Brookfield Infrastructure, Brookfield, and other investors to repay debt. Following the recapitalization, Prime's proportional debt leverage decreased from 98% to approximately 68%.

        The following table outlines sources and uses of cash for our participation in the recapitalization of Prime:

	As at November 20
	2009
Cash	$941.0

Comprised of:
Investment in Prime	$666.4	(1)
Investment in PD Ports	102.9	(2)
Investment in DBCT	165.7	(2)
Transaction costs	6.0

Total	$941.0

(1)
See Our Operations section of this MD&A for a summary of the businesses Prime owns following its recapitalization.

(2)
A portion of our direct investment is held through a Brookfield sponsored infrastructure fund.

62 Brookfield Infrastructure Partners

        On December 31, 2009, the Brookfield sponsored infrastructure partnership, through which a portion of our interest in PD Ports is held, admitted a new limited partner resulting in the reduction of our ownership interest in this asset. In conjunction with the transaction, we received $9.5 million, representing the original cost of the investment plus a notional interest charge.

        On June 30, 2009, we completed the sale of our minority interest in TBE for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of a $68.2 million after-tax gain over book value. A portion of the proceeds was used to repay corporate borrowings in full, with the balance available to fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

        On February 3, 2009, we completed the acquisition from Brookfield of a 50% interest in the Royal Melbourne Showgrounds PPP project for a purchase price of $3.0 million.

        On December 5, 2008, we acquired from Brookfield a 30% interest in the Peterborough Hospital and a 50% interest in the Long Bay Forensic and Prison Hospitals PPP projects for a purchase price of $12.3 million.

        On November 4, 2008, we invested $102.8 million directly and indirectly (through the Brookfield Global Timber Fund) into Longview to maintain our interest at the 30% level. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay Longview's outstanding bridge loan whose principal amount was approximately $250 million.

        On April 4, 2008, we acquired an additional 7.1% interest in Transelec for $134.9 million, increasing our total ownership interest to 17.8%.

Subsequent Events

        On January 28, 2010, subsequent to period end, the Brookfield sponsored infrastructure partnership, through which a portion of our interests in DBCT and PD Ports is held, admitted a new limited partner resulting in the reduction in our ownership interest in these assets. In addition, we sold a 1.4% interest in DBCT to the new limited partner. In conjunction with the transaction, we received proceeds of $21.5 million, representing the original cost of these investments plus a notional interest charge. As a result, our interests in DBCT and PD Ports were reduced to 46% and 51%, respectively. If the Brookfield sponsored infrastructure partnership is successful in reaching its fund raising target, we would receive additional proceeds of approximately $14.6 million and our interests in DBCT and PD Ports would be reduced to approximately 44% and 48%, respectively.

OVERVIEW OF PERFORMANCE

        To measure performance, we focus on net income as well as ANOI. We define ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in "—Reconciliation Of Non-GAAP Financial Measures" of this MD&A. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by U.S. GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool. See "—Reconciliation Of Non-GAAP Financial Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable U.S. GAAP measure.

Brookfield Infrastructure Partners 63

Results of Operations

        The following table summarizes the financial results of Brookfield Infrastructure.

	For the Years Ended December 31
MILLIONS, EXCEPT PER UNIT INFORMATION	2009	2008	2007
Income Statement Key Metrics
Revenues	$29.8	$32.9	$33.1
Gross margin	14.8	17.9	20.4
(Losses) earnings from equity accounted investments	(10.0)	25.2	(7.8)
Dividend income	3.5	14.3	0.5
Gain on sale of investment (after tax)	68.2	—	—
Selling, general and administrative expenses	(16.6)	(14.0)	(4.4)
Interest expense—corporate borrowings	(7.7)	(5.6)	—
Interest expense—non-recourse borrowings	(6.8)	(7.3)	(6.9)
Net income(1)	47.8	28.0	12.0
Per unit net income(1),(2)	1.00	0.72	0.31
ANOI(1)	117.4	59.7	13.3
Per unit ANOI(1),(2)	2.46	1.54	0.34

	As at December 31
MILLIONS	2009	2008
Balance Sheet Key Metrics
Cash and cash equivalents	$58.3	$9.2
Total assets	1,962.9	1,174.3
Partnership capital(3)	1,799.5	899.9
Corporate borrowings	—	139.5
Non-recourse borrowings	$114.0	$97.6

(1)
Includes a $68.2 million after-tax gain recognized on sale of TBE ($1.43 per unit).

(2)
Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis.

(3)
Includes redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism.

        Due to our levels of ownership and control, Brookfield Infrastructure's financial statements reflect a mix of: consolidation accounting (Ontario Transmission); equity accounting (Transelec, DBCT, PD Ports, Island Timberlands, Longview, PPP assets and Prime, which includes NGPL, Powerco, IEG, TGN, DBCT, WestNet Rail and Euroports); and cost accounting (TBE).

        For the year ended December 31, 2009, we recorded net income of $47.8 million, compared to $28.0 million in the comparable period of 2008. This increase in net income is attributable mainly to the $68.2 million after-tax gain recognized on the sale of TBE and $17.6 million from six weeks of contribution from our newly acquired assets. These increases were partially offset by the following:

  •
  A decrease in earnings from equity accounted investments of $52.8 million (excluding earnings from newly acquired assets), primarily as a result of further deterioration of log prices due to the weak U.S. housing market and lower net income from Transelec as several non-cash items more than offset the higher ANOI recorded in the business, primarily mark-to-market losses on derivative contracts and to a lesser extent increased depreciation expense;

  •
  A decrease in dividend income of $10.8 million due to the sale of TBE in June 2009;

64 Brookfield Infrastructure Partners

  •
  An increase of $2.6 million in selling, general and administrative expenses as a result of costs associated with the acquisition of Prime and the direct interest in DBCT and PD Ports;

  •
  A decrease in gross margin of $3.1 million from Ontario Transmission, primarily due to the impact of foreign exchange as well as lower system loads which resulted in lower revenue levels; and

  •
  An increase in interest expense of $1.7 million due to increased borrowings under our corporate credit facility.

        Our partnership was formed on November 27, 2007, accordingly, results for 2007 reflect only one month of Brookfield Infrastructure activity. In addition, since it remained under common control by Brookfield following its transfer to Brookfield Infrastructure, results reflect the historical results of Ontario Transmission for the full year in 2007. Under GAAP, the historical results transfer to Brookfield Infrastructure as a result of this continuity of interest. In addition, 2008 results reflect Brookfield Infrastructure's increased 17.8% ownership of Transelec beginning on April 4, 2008.

        As at December 31, 2009, Brookfield Infrastructure had $1,962.9 million in assets and $1,799.5 million in partnership capital. The increase in assets and partnership capital is primarily a result of the November 20, 2009 investment in Prime and the direct interests in DBCT and PD Ports which were funded with an equity issuance. There were no corporate borrowings at period end. The corporate credit facility was repaid in full on July 3, 2009 with proceeds from the TBE sale. In addition, our consolidated and combined balance sheet at December 31, 2009 reflects $114.0 million in non-recourse borrowings of Ontario Transmission. Please refer to "—Acquisitions and Divestitures" further information regarding the investment in Prime and the TBE sale.

        The following table presents select income statement and balance sheet metrics by segment on a proportionate basis:

	Years Ended December 31
MILLIONS	2009	2008	2007
Net income by segment
Utilities(1)	$70.4	$39.9	$9.8
Fee for service	(0.1)	—	—
Timber	(26.0)	6.7	(6.2)
Corporate and other	3.5	(18.6)	8.4

Net (loss) income	$47.8	$28.0	$12.0

ANOI by segment
Utilities(1)	$128.7	$64.0	$17.4
Fee for service	12.6	—	—
Timber	(2.6)	12.8	(4.1)
Corporate and other	(21.3)	(17.1)	—

ANOI	$117.4	$59.7	$13.3

(1)
Includes a $68.2 million after-tax gain recognized on the sale of TBE.

Brookfield Infrastructure Partners 65

	As of December 31
MILLIONS	2009	2008
Total assets by segment
Utilities	$2,266.1	$836.6
Fee for service	1,406.4	—
Timber	937.1	956.2
Corporate and other	132.4	65.9

Total assets	$4,742.0	$1,858.7

Net debt by segment
Utilities	$1,445.0	$344.5
Fee for service	969.7	—
Timber	474.8	474.8
Corporate and other	53.0	139.5

Total debt	$2,942.5	$958.8

Partnership capital by segment
Utilities	$821.1	$492.1
Fee for service	436.7	—
Timber	462.3	481.4
Corporate and other	79.4	(73.6)

Total partnership capital	$1,799.5	$899.9

        Changes in net income and ANOI for each segment, as presented above, are discussed in "—Operating Platforms" below.

OPERATING PLATFORMS

        In this section, we review the operating results of our principal operating platforms; utilities, fee for service and timber.

Utilities Operations

        Our utilities operations are comprised of businesses which earn a regulated return as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment of our business, we own and operate assets that earn an allowed return on a regulated or notionally stipulated asset base. The asset base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our asset base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities operations, we mitigate exposure to any single regulatory regime. In addition, due to the economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our asset base. This competitive advantage often enables us to invest capital at attractive returns. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of our utility operations' EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities operations are to operate open access systems that provide safe and reliable service for our customers and to invest capital in expansions in order to meet our customers'

66 Brookfield Infrastructure Partners

growth requirements. If we do so, we will put ourselves in a position to earn an appropriate return on our assets.

        Our utilities operations are comprised of the following transportation and energy businesses:

  DBCT:    One of the world's largest coal terminals, accounting for 8% of global seaborne coal exports and 20% of global seaborne metallurgical coal exports. DBCT provides access to the export market for the Bowen Basin in Queensland, Australia, which is one of the lowest cost sources of coal in the world.

  Transelec:    The largest electricity transmission system in Chile with approximately 8,200 km of transmission lines. Transelec owns 100% of the highest voltage transmission lines in the country and is responsible for transmitting electricity to 98% of the population.

  Ontario Transmission:    An electricity transmission provider in the province of Ontario. Ontario Transmission has approximately 550 km of transmission lines that connect generators located in Northern Ontario to regions of high electricity demand in Southern Ontario.

  Powerco:    New Zealand's second largest provider of regulated electricity and gas distribution services, with over 410,000 connections. Powerco accounts for approximately 40% of the gas and approximately 16% of the electricity connections in New Zealand.

  IEG Connections:    The second largest independent provider of "last-mile" gas and electricity connection services in the UK.

        The following table presents our utilities segment's proportionate share of financial results. As it is accounted for on a cost basis, TBE's results prior to its sale in June 2009 are reflected as dividend income.

	Years Ended December 31
MILLIONS	2009	2008	2007
Revenue	$116.7	$86.4	$35.5
Costs attributed to revenues	(31.0)	(15.8)	(6.4)
Dividend income	3.5	14.3	0.5

Net operating income	89.2	84.9	29.6
Other income	1.9	1.6	0.3
Gain on sale of investment (after-tax)(1)	68.2	—	—
Interest expense(2)	(29.6)	(21.1)	(8.0)
Cash taxes	(1.0)	(1.4)	(4.5)

Adjusted net operating income (ANOI)	128.7	64.0	17.4
Depreciation and amortization	(23.3)	(17.6)	(8.0)
Premium on refinancing	(2.8)	—	—
Unrealized losses on derivative instruments	(23.1)	(2.9)	—
Deferred taxes and other items	(9.1)	(3.6)	0.4

Net income	$70.4	$39.9	$9.8

(1)
Gain on sale of TBE, net of cash taxes paid—please refer to "—Acquisitions and Divestitures" for more details.

(2)
Excludes non-cash components of interest expense which are included in the line item unrealized losses on derivative instruments and other.

Brookfield Infrastructure Partners 67

        For the year ended December 31, 2009, Transelec's net operating income and ANOI were $48.1 million and $35.6 million, respectively, compared with $45.0 million and $32.9 million for the prior year. Transelec's results in 2008 reflected non-recurring revenues of $8.5 million as a result of retroactive application of the 2006 trunk transmission study, and our increased ownership interest from 10.7% to 17.8% in the first quarter of 2008. Adjusting for non-recurring revenue and the change in ownership, Transelec's net operating income and ANOI increased by 32% and 46% respectively, relative to the prior year, primarily as a result of the rate increases provided for in the 2006 trunk transmission study, indexation of revenues resulting from inflation and foreign exchange movements and the benefit of growth capital expenditures. After adjusting for non-recurring revenues in the prior year, operating margins at Transelec were 81% compared to 82% in the prior year.

        For the year ended December 31, 2009, Ontario Transmission's net operating income and ANOI were $22.2 million and $14.8 million, respectively, compared with $25.6 million and $16.8 million in the prior year. The decline in net operating income, or NOI, was largely due to a weakening of the Canadian dollar, and to a lesser extent, a decline in revenues as a result of lower demand in Ontario.

        Our newly acquired utilities assets generated NOI and ANOI of $15.4 million and $6.6 million, respectively, for the six weeks following the acquisition.

        Dividends received from our TBE investment in 2009 were $3.5 million for the year compared to $14.3 million in 2008. Dividends from TBE were lower as a result of the sale of TBE in the second quarter of 2009, which resulted in a $68.2 million after-tax gain.

        Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexations on Transelec's Chilean peso denominated debt, unrealized mark-to-market losses on derivative contracts, which are part of our currency hedging program, as well as a premium on the refinancing of a portion of Transelec debt. Depreciation and amortization totalled to $23.3 million in 2009, an increase from $17.6 million in 2008, as a result of incremental depreciation booked in conjunction with the expansion of our regulated asset base. Our mark-to-market losses on derivative contracts were $23.1 million for the year compared to $2.9 million in 2008. Non-cash inflation indexation was $1.0 million in 2009 compared to $12.9 million in 2008, due to a decline in Chilean inflation.

        Results for 2007 reflect only one month of Brookfield Infrastructure activity as the partnership was formed on November 27, 2007, in addition to results of Ontario Transmission for the full year.

        Our utility operations have a combination of regulatory and contractual frameworks, some of which are indexed. For our utility operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures. Growth and maintenance capital expenditures are discussed in "—Capital Expenditures".

Business Development and Outlook

        In our Ontario Transmission and Powerco businesses, we have regular rate reviews pending that we believe will be resolved in 2010 or 2011. In Ontario, the regulator has acknowledged that the current ROE formula does not provide a reasonable rate of return for regulated utilities and is supportive of changing the ROE formula. We anticipate that this will result in an increase in our ROE by 150 bps to 175 bps in our pending rate case. For Powerco, the regulator establishes a rate by which revenues are escalated equal to CPI less an X-factor. In a preliminary ruling, the regulator has indicated an X-factor of 0%, resulting in a rate equal to CPI. We expect that within the next 12 to 18 months, the regulator will also decide on other elements of the allowed revenue.

        Within our utility operations, we have numerous opportunities to upgrade and expand our asset base. While we are required to make certain capital expenditures to maintain safety and reliability, we

68 Brookfield Infrastructure Partners

will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility operations, we expect to earn a return on the equity that we invest which is consistent with our existing return.

        Transelec and IEG Connections have notable opportunities to expand their asset base. As the backbone transmission system in Chile, Transelec is uniquely positioned to participate in the substantial build-out of the transmission grid required to support expansion of the Chilean economy. IEG Connections competes with local distribution companies as well as other independent connection companies to win contracts to install natural gas and electric connections to new residential housing projects in the UK. Following installation, IEG Connections owns and operates the connections and receives payments for use of its system from retail providers that sell energy to the homeowner. IEG has experienced significant growth in its order book due to recovery of the UK housing market combined with market share gains.

        In January 2009, Brookfield and its partner Isolux, through their joint venture company Wind Energy Texas Transmission, or WETT, were awarded the right to build $500 million of transmission lines in Texas to facilitate delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones, or CREZ, program. We anticipate commercial operation of the project in the beginning of 2013, at which time WETT will be a licensed transmission utility in the state. Brookfield contributed its interest in WETT to a Brookfield-sponsored infrastructure partnership in which we own an interest. We anticipate that our ownership will be approximately 15% of this project.

        In addition, we have the potential opportunity to invest in several large scale development projects that are in early stages. We are particularly excited about prospects at DBCT, one of the world's largest coal export facilities. Situated on the northeast coast of Australia, this terminal serves as the critical link in the export of metallurgical coal from the Bowen Basin, one of the most prolific, low-cost metallurgical coal basins in the world. With capacity of 85 million tonnes per annum, or Mtpa, DBCT handles approximately 20% of the seaborne metallurgical coal in the world. For context of size, this terminal ships approximately $13 billion of coal annually, most of which is shipped to steel companies in Japan, Korea, India and China. Due to global demand for metallurgical coal, the queue to receive coal from DBCT is over 25 days. As a result, there is considerable customer demand to expand the facility. As a first step, we will conduct a feasibility study, which will be paid for by our customers. DBCT's existing facility can be expanded by up to 5%. Any expansion of greater than 5% will require building a facility at an adjacent location with capital expenditures in excess of $2 billion.

Fee For Service

        Our fee for service operations is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price floors and ceilings as a result of regulation, such as NGPL and WestNet Rail, as well as unregulated businesses, such as PD Ports and Euroports. Fee for service businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities operations, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our fee for service operations are expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our fee for services operations mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our fee for service operations' EBITDA is supported by regulated or contractual revenues.

        Our objectives for our fee for service operations are to provide safe and reliable service to our customers and to meet their expansion needs in a capital efficient manner. If we do so we will be able

Brookfield Infrastructure Partners 69

to charge a fair price for our services, and we will be able to earn an attractive return on the capital that we invest to increase the capacity of our operations.

        Our fee for service operations are comprised of the following businesses:

  NGPL:    One of the largest natural gas transmission pipeline and storage systems in the United States, with over 15,500 km of pipeline and approximately 275 billion cubic feet of storage capacity. NGPL provides transportation and storage to approximately 60% of the Chicago and the Northern Indiana natural gas markets.

  WestNet Rail:    Leases and operates a network of approximately 5,100 km of track and related infrastructure in Southwestern Australia. WestNet Rail provides exclusive rail access to market for minerals and grain businesses that underpin Western Australia's economy.

  PD Ports:    One of the largest port operators in the UK by volume. PD Ports is a landlord port with over 2,000 acres of land, and operates as the statutory harbour authority out of the Port of Tees and Hartlepool in northern UK.

  Euroports:    Owns a portfolio of seven port concession businesses in key strategic locations throughout Europe and in China, handling over 50 Mtpa.

  TGN:    The natural gas distributor in Tasmania, supplying gas to residential, commercial and industrial customers via its distribution networks.

  IEG Distribution:    The sole provider of natural gas and liquid propane gas in the Channel Islands and the Isle of Man.

        The following table presents our fee for service operations' proportionate share of financial results.

	Years Ended December 31
MILLIONS	2009	2008	2007
Revenues	$56.9	$—	$—
Cost attributed to revenues	(32.5)	—	—

Net operating income	24.4	—	—
Other expense	(3.0)	—	—
Interest expense	(8.8)	—	—

Adjusted net operating income (ANOI)	12.6	—	—
Depreciation, depletion and amortization	(4.0)	—	—
Foreign exchange translation losses	—	—	—
Deferred taxes and other items	(8.7)	—	—

Net income	$(0.1)	$—	$—

        The results of our fee for service operations, which represent six weeks of operations following the completion of the acquisition of our interests in Prime, and PD Ports on November 20, 2009, were in line with expectations.

Business Development and Outlook

        Following our investment in Prime, the United States Energy Regulatory Commission, or FERC, announced in November of 2009 a review of rates charged by NGPL and two other natural gas pipeline companies. In its complaint, FERC alleges that NGPL is earning a return on equity that is in excess of a reasonable level and that it is over recovering on fuel gas. On April 23, 2010, our partnership announced that a settlement in principle was reached between it and FERC. The settlement in principle is supported or not opposed by all active participants in the proceeding. The settlement terms

70 Brookfield Infrastructure Partners

remain confidential, subject to documentation and, following agreement of documentation, subject to approval of the Administrative Law Judge and the FERC commissioners before the settlement becomes final and binding. The terms of the settlement, if so approved, would resolve all issues set for hearing by the Commission. We believe the FERC proceeding will likely be resolved in the next twelve months, however, at this time we cannot be certain that the settlement will be finalized nor estimate the impact if such event does not occur. Kinder Morgan Inc., or KMI, reported in its March 31, 2010 Form 10Q, that it recognized an impairment charge on the carrying value of its 20% investment in NGPL as a result of the proposed settlement with FERC announced on April 23, 2010. The impairment charge is based on certain assumptions made by KMI, including the expected impact on annual pre-interest, after-tax cash flows at NGPL over the next several years. Based on the staged implementation of the proposed reductions in various service charges, these cash flows were lower than KMI's previous expectations for NGPL by approximately $25 million, increasing to $70 million upon full implementation (on a 100% basis). Brookfield Infrastructure has an approximate 11% interest in NGPL, through its 40% interest in Prime.

        In January 2010, WestNet Rail received a notice for stamp duty assessed in respect of the 2006 acquisition of the ARG Group. Our partnership's share of the assessment is A$18.5 million (Prime's A$46.4 million). We believe that the assessment is incorrect at law and Prime intends to vigorously challenge it. Prime has funded the assessment from its cash resources while the matter is pending

        Within our fee for service operations, we strive to increase the throughput of our system in a capital efficient manner to meet out customers' growth requirements. Due to the economies of scale of our networks or our location, we are often able to earn very attractive returns when we make investments. In this segment, growth investments are discretionary, and we target an after-tax return on equity of 15% to 20% depending on the risk profile of the project.

        We are very excited about the growth potential of WestNet Rail, a 5,100 km rail network in Western Australia. WestNet Rail provides access to its rail network to companies that ship primarily bulk commodities (iron ore, alumina, coal, minerals, grain) to ports along the west coast of Australia. Due to the high costs and inefficiency of road transportation, our rail network often provides the sole economic access route to the export market for our customers. In 2009, WestNet Rail shipped over 50 million tonnes of freight across its network. With the recovery in the capital markets and the renewed demand for commodities, particularly from China, several large-scale iron ore mining developments in close proximity to our rail network have progressed rapidly and are proposed to be brought into production in 2011. In 2010, we began evaluating the numerous upgrades to WestNet Rails' network to increase thoughput in order to accommodate these customer initiated projects. Based on our preliminary analysis, these upgrade projects should require capital expenditure in excess of $400 million.

        Our European and UK ports businesses should continue to grow with the increased movements of goods to and from our terminal locations. In general, volumes of our bulk and general cargo have been increasing as the economy strengthens; our volumes for containerized goods have also increased as our customers seek to maximize the seaborne movement of their cargo for delivery to distribution centers near large population areas. Seaborne transportation is increasingly viewed as more efficient and cost effective than other modes of transportation in Europe given poor rail access, heavily congested roads and the increasing cost of fuel. In addition, through the reduction of road miles traveled to deliver goods, our customers have been able to reduce their carbon footprint, an area receiving increasing attention from local and federal governments. Our portfolio of ports are strategically located near large population catchment areas and/or distribution centers which allow our customers to maximize these supply chain objectives.

        PD Ports has been successful over the past few years in attracting leading UK retailers to locate their primary distribution facilities on land adjacent to the port. By locating portside, our customers

Brookfield Infrastructure Partners 71

were able to improve their logistics supply management chain and reduce the number of road miles that their goods travel to reach their customers in Northern England. Going forward, we will focus our efforts on attracting other retailers and supply management firms to locate in close proximity to the port, which will drive conservancy revenue as their ships pass through our waterway, port handling revenue and potentially rent if they locate their facilities on our significant land base at the port.

Timber

        Our timber operations consists of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These operations are predominantly comprised of premium species and are expected to provide attractive risk adjusted returns on capital employed over the long-term.

        Our timber operations are comprised of the following businesses:

  Longview:    Owns approximately 651,000 acres of freehold timberlands in Oregon and Washington. Longview has an estimated merchantable inventory of 23.7 million m3 of timber, which is primarily comprised of high value Douglas-fir and hemlock trees.

  Island Timberlands:    Owns approximately 634,000 acres of freehold timberlands located principally on Vancouver Island, British Columbia. Island Timberlands has an estimated merchantable inventory of 58.0 million m3 of timber, which is primarily comprised of high value Douglas-fir, hemlock and cedar trees. Island Timberlands' land holdings include approximately 33,000 acres of "higher and better use", or HBU, lands, which may have greater value if used for real estate development or conservation.

        The following table presents our timber operations' proportionate share of financial results.

	Years Ended December 31
MILLIONS	2009	2008	2007
Revenue	$77.4	$124.8	$6.1
Cost attributed to revenues	(56.2)	(81.8)	(5.6)

Net operating income	21.2	43.0	0.5
Other income (expense)	1.7	(0.5)	(1.9)
Interest expense	(25.7)	(29.0)	(2.7)
Cash taxes	0.2	(0.7)	—

Adjusted net operating income (ANOI)	(2.6)	12.8	(4.1)
Depreciation, depletion and amortization	(26.3)	(36.7)	(1.8)
Performance fee	5.4	12.8	(3.1)
Unrealized loss on investment	(11.9)	—	—
Deferred taxes and other items	9.4	17.8	2.8

Net (loss) income	$(26.0)	$6.7	$(6.2)

        For the year ended December 31, 2009, our timber operations' net operating income and ANOI totaled $21.2 million and negative $2.6 million, respectively, compared to $43.0 million and $12.8 million, for the same period in the prior year.

        While timber market conditions continue to be poor, prices have improved steadily since the second quarter of 2009. Seasonally adjusted, annualized U.S. housing starts fell 5% from the third quarter to 554,000. While an improvement from the lows of the first quarter, this level is approximately one third of long-term trend levels. The inventory of new homes in the U.S. declined to 234,000 units while existing home inventories declined to 3.29 million units or a 7.2 month supply, both these

72 Brookfield Infrastructure Partners

statistics suggest an increasingly balanced market. Despite these seemingly positive statistics, recovery of U.S. housing starts is expected to remain weak through 2010 and into 2011 as a result of the significant amount of vacant and foreclosed homes which we anticipate will continue to add to the inventory of existing homes for sale. Despite this difficult outlook, strong supply-side management has resulted in very low inventories of sawlogs and finished wood products across North America. Prices for most products have increased over 20% from their second quarter lows. Log prices in the Japanese market were stable through the quarter, and demand for whitewood in the Korean market remained strong, with realized pricing, net of transportation, at levels close to five-year averages.

        Consistent with our focus on optimizing the long-term value of our business, we continued to harvest at sharply curtailed levels. We continue to adapt our plan as necessary to pursue market opportunities that arise.

        The following table summarizes our proportionate share of operating metrics for our timber operations:

	Year Ended December 31, 2009				Year Ended December 31, 2008				Year Ended December 31, 2007
	Harvest (000's m3)	Sales (000's m3)	Revenue/ m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/ m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/ m3	Revenue ($ millions)
Douglas-fir	502	538	$78	$42.0	773	793	$88	$70.0	828	841	$91.6	$77.1
Whitewood	237	258	61	15.7	403	419	60	25.0	463	489	65.4	32.0
Other species	235	261	70	18.3	246	233	109	25.5	150	149	130.9	19.5

	974	1,057	$72	$76.0	1,422	1,445	$83	$120.5	1,441	1,479	$86.9	$128.6
HBU and other sales				1.4				4.3				2.8

Total				$77.4				$124.8				$131.4

        In 2009, sales volumes of Douglas-fir and whitewood declined by 32% and 38%, respectively, versus 2008 due to difficult market conditions in the North American structural lumber market. Sales volumes of other species increased 12% year-over-year, as a result of better relative market conditions for pulp logs and cedar through the first nine months of the year. To mitigate the impact of weak North American markets, we continued to increase our proportion of export quality timber from our harvest to take advantage of significantly better prices, net of transportation costs, available in the off-shore markets. Export volumes represented 42% of shipments in 2009, compared to 35% in 2008. Harvest volumes in our timber operations decreased 32% over 2008 as a result of our decision to reduce near-term harvest levels to preserve value.

        Our operating margins declined to 28% for the year versus 34% in the prior year due to lower prices offset partially by lower costs per unit. The average realized price for Douglas-fir decreased by 11% compared to the prior year as declines in prices of products sold to the domestic market were partially offset by a significant percentage of high value appearance and export grade products sold to offshore markets in our product mix. This compares favorably to the 15% decline in prices of indicative Douglas-fir logs during the same time period. The average selling price of whitewood increased modestly verus 2008, reflecting strong pricing realized on shipments to the Korean market. The significant change in the average realized price for other species is mostly attributable to a change in the mix of products included in that category.

Brookfield Infrastructure Partners 73

        Harvest and delivery costs per unit decreased 6% compared to 2008 primarily due to aggressive efforts to manage fixed costs and an increase in the proportion of harvesting rates determined through bid processes. This was partially offset by the impact of foreign exchange on Canadian dollar denominated costs in our Canadian timber operations.

        Our share of revenue from HBU land and other sales totalled $1.4 million for the year compared to $4.3 million for 2008.

        For the years ended December 31, 2009 and 2008, depreciation, depletion and amortization was $26.3 million and $36.7 million, respectively. The decrease is due to reduced harvest levels.

        The unrealized loss on investment relates to our 7% indirect interest in our U.S. timber operations that is held through a private fund and is carried at fair value with changes to the carrying value recorded in income. Also, during the year, our Canadian timber operations recorded a reversal of a performance fee payable in 2011 as a result of a decline in the valuation of their HBU lands. We record this accrual below ANOI as it is a non-cash accrual that is subject to a claw-back prior to the determination of the payment amount in 2011.

        Results for 2007 reflect only one month of Brookfield Infrastructure activity as the partnership was formed on November 27, 2007.

Business Development and Outlook

        One of the key attributes of our timber operations is operating flexibility that allows us to adapt our harvest levels to market conditions to maximize the value of our business. Until we believe that sustainable demand will support meaningfully higher prices, we plan to harvest at minimum levels required to service our key customers and protect key distribution channels while capitalizing on market opportunities that do arise. Based on current conditions, we expect harvest levels at our Canadian and U.S. timber operations in 2010 to be similar to 2009 levels. Prices need to increase at least 20% from current levels before we would expect to return to target harvest levels. We currently do not expect this magnitude of price increases before late 2010 or early 2011.

        We believe operating results for our timber operations will improve following recovery in U.S. new home construction. Although it is difficult to predict the timing and amount, we believe that we will achieve increases in ANOI and net income from this segment of our business for the following reasons:

  •
  Improved pricing upon market recovery;

  •
  Increased harvest levels; and

  –
  The estimated long-run sustainable yield of our Canadian timber operations is approximately 0.7 million m3 on a proportionate basis. Due to a surplus of merchantable inventory, we expect to achieve an elevated harvest level of approximately 0.9 million m3 of timber on a proportionate basis for a period of 10 years before returning to the long-run sustainable yield level.

  –
  As a result of a substantial surplus of merchantable inventory at our U.S. timber operations, we expect to increase harvest levels to approximately 0.9 million m3 of timber on a proportionate basis and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 0.8 million m3 of timber.

  •
  Increased margins.

  –
  As the product mix in our Canadian timber operations evolves to a greater percentage of second growth harvest relative to primary growth harvest, we expect our margins to increase due to the lower harvesting costs of this product.

74 Brookfield Infrastructure Partners

        In addition, over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

  •
  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

  •
  Increasing demand from both Asian markets and the rapidly expanding bio-fuel industry; and

  •
  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

        The following table presents the components of Corporate and other for the years ended December 31, 2009, 2008 and 2007:

	Years Ended December 31
MILLIONS	2009	2008	2007
General and administrative costs	$(7.8)	$(7.0)	$—
Base management fee	(10.2)	(7.0)	—
Financing costs	(5.0)	(3.1)	—

Corporate expenses	(23.0)	(17.1)	—
Contribution from social infrastructure investments	1.7	—	—

Corporate and other	$(21.3)	$(17.1)	$—

        General and administrative costs were higher in 2009 compared to the prior year as a result of transaction costs that were incurred in conjunction with our investment in Prime, DBCT and PD Ports.

        Pursuant to the Master Services Agreement, we pay a base management fee to the Manager on a quarterly basis, based on our market value. The fee increased over the prior year due to the approximately $940 million equity offering that was completed in November of 2009.

        Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. The amounts above exclude non-cash amortization of financing costs of $2.8 million and $1.3 million for the years December 31, 2009 and 2008, respectively. Financing costs in 2009 were higher than 2008 as a result of increased borrowing under our corporate facility and inclusion of six weeks of interest expense on Prime's corporate debt offset by a reduction in standby fees, as we reduced our credit facility from $450 million to $200 million in June 2009. In addition, we recognized $1.2 million of interest income in 2008 as a result of higher levels of cash balances, compared to $0.2 million in the current period.

Social Infrastructure

        In December 2008, we completed the acquisition of equity interests in two PPP projects—Long Bay Forensic and Prison Hospitals in Australia and Peterborough Hospital in the United Kingdom—for $12.3 million. We completed the acquisition of an equity interest in a third PPP asset—Royal Melbourne Showgrounds in Australia—in February 2009 for an additional purchase price of $3.0 million. Royal Melbourne Showgrounds and Long Bay Hospitals achieved commercial operation in August 2006 and February 2009, respectively. It is anticipated that Peterborough Hospital will be operational in late 2011. These projects are expected to generate stable cash flows from long-term contracts with long-term financing arrangements.

Brookfield Infrastructure Partners 75

        Social infrastructure operations differ from our utilities, fee for service and timber operations, as social infrastructure concessions have finite lives of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, net operating income and ANOI for our social infrastructure operations include U.S. GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations.

        On a proportionate basis, our social infrastructure operations earned $1.7 million of ANOI for the year ended December 31, 2009, compared to nil in 2008 and 2007.

        We have a commitment to fund our share of the additional equity investment in the Peterborough Hospital project totaling approximately £8.0 million. We have entered into foreign currency contracts to hedge this amount to the equivalent of approximately $11.8 million.

CAPITAL EXPENDITURES

	Years Ended December 31
MILLIONS	2009	2008	2007
Maintenance capital expenditures by segment
Utilities	$11.9	$7.5	$7.5
Fee for service	—	—	—
Timber	6.1	5.2	4.0

	$18.0	$12.7	$11.5

Growth capital expenditures by segment
Utilities	$24.8	$14.6	$20.6
Fee for service	—	—	—
Timber	—	—	—

	$24.8	$14.6	$20.6

        Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues. As these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

        The growth capital expenditures for the utilities operations for 2009 totalled $24.8 million (2008—$14.6 million), which primarily represents our share of growth capital investments at Transelec.

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our ANOI to unitholders.

        Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

76 Brookfield Infrastructure Partners

        Our total estimated liquidity as at December 31, 2009 was as follows:

MILLIONS	As at December 31, 2009
Cash(1)	$57.9
Availability under committed credit facility	200.0

Total estimated liquidity	$257.9

(1)
Brookfield Infrastructure cash only.

        Our $200 million senior secured revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Prior to drawing on the facility, we must satisfy a number of conditions including compliance with certain financial ratios. At December 31, 2009, $nil was drawn on this facility, and $200 million was available. Commitments under the facility will be available on a revolving basis until June 2010. All amounts outstanding at that time will be repayable in full in June 2011. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. We expect to renew the credit facility prior to its maturity.

        The senior secured revolving credit facility restricts Brookfield Infrastructure from making any distributions on its equity unless immediately prior to, and after giving pro forma effect to, such distribution, no default has occurred and is continuing and (1) Brookfield Infrastructure meets a minimum interest coverage ratio of 2.75 to 1 in the first fiscal year or 3 to 1 thereafter; a maximum debt to cash flow ratio of 5.5 to 1 in the first year or 5 to 1 thereafter; and maintains minimum liquidity of $25 million or (2) the distribution is funded with proceeds of certain permitted capital raising or sales of assets.

        In June 2009, we completed the sale of our minority interest in TBE. Proceeds from the sale were $275 million including $70 million of previously realized hedge gains. Further details regarding the TBE sale are provided under "—Acquisitions and Divestitures".

        In addition, Brookfield has provided us with an equity commitment of $200 million. The equity commitment may be called by our partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our partnership or Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five-day, volume-weighted average trading price for our units and expires January 31, 2011.

        We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either our partnership or our operations. At the operating company level, we endeavour to maintain investment grade or crossover ratings.

Brookfield Infrastructure Partners 77

        We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at December 31, 2009 for our borrowings over the next five years are as follows:

MILLIONS	Average Term (years)	2010	2011	2012	2013	2014	Beyond	Total
Recourse borrowings
Corporate borrowings	2.9	$—	$—	$53.0	$—	$—	$—	$53.0

Total recourse borrowings	2.9	—	—	53.0	—	—	—	53.0

Non-recourse borrowings(1)(2)
Utilities	7.2	—	341.6	—	299.7	28.4	775.3	1,445.0
Fee for service	7.5	97.6	264.7	143.3	92.1	—	372.0	969.7
Timber	7.8	—	—	—	136.0	—	338.8	474.8

Total non-recourse borrowings(1)(2)	7.3	97.6	606.3	143.3	527.8	28.4	1,486.1	2,889.5

Total(1)(2)	7.2	$97.6	$606.3	$196.3	$527.8	$28.4	$1,486.1	$2,942.5

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

        Our proportionate share of debt has an average term of 7.2 years. Including non-recourse borrowings, on a proportionate consolidated basis, our debt-to-capitalization ratio as at December 31, 2009 was 62%.

        The following table summarizes our proportionate share of debt on a segment basis:

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007
MILLIONS	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$512.7	5.8%	$29.6	$366.6	6.2%	$22.6	$390.8	5.6%	$23.0
Fee for service	111.9	7.8%	8.8	—	—	—	—	—	—
Timber	474.8	5.4%	25.7	510.6	5.7%	29.0	513.8	5.9%	30.9
Corporate borrowings	54.0	3.7%	2.0	17.5	5.7%	1.0	—	—	—

Total	$1,153.4	5.7%	$66.1	$894.7	5.9%	$52.6	$904.6	5.9%	$53.9

        Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. On December 22, 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

PARTNERSHIP CAPITAL

        As at December 31, 2009, our partnership owns limited partnership units that represent 59% of Brookfield Infrastructure's total outstanding units, and Brookfield owns Redeemable Partnership Units that represent 40% of Brookfield Infrastructure's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units of Brookfield Infrastructure at the market price for cash. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so

78 Brookfield Infrastructure Partners

presented to Brookfield Infrastructure in exchange for one of its units, subject to certain customary adjustments. Based on the number of units outstanding as at December 31, 2009, Brookfield's aggregate limited partnership interest in our partnership would be 40% if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        Brookfield also owns general partnership units that represent approximately 1% of Brookfield Infrastructure's total outstanding units. The general partnership units are entitled to receive incentive distributions which are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure's limited partnership agreement.

        During 2009 and 2008, the number of issued and outstanding units of Brookfield Infrastructure units changed as follows:

	2009		2008
MILLIONS	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$709.3	38,661,470	$940.6	38,842,072
Units issued(1)	937.1	68,705,358	—	—
Units purchased	(7.6)	(674,000)	(2.0)	(180,602)
Adjustment related to acquired entity	(5.8)	—	(44.4)	—
Revaluation of redeemable partnership units	173.9	—	(184.9)	—

Outstanding at end of year	$1,806.9	106,692,828	$709.3	38,661,470

(1)
Includes limited, general partner and redeemable partnership units.

        The caption "Adjustment related to acquired entity" is related to the acquisition of Ontario Transmission, an entity that was accounted for as a reorganization of entities under common control.

        As at December 31, the total number of Brookfield Infrastructure's limited partnership units outstanding was comprised as follows:

	2009	2008
General partnership units	1,066,928	388,457
Limited partnership units	63,155,680	23,160,269
Redeemable partnership units	42,470,220	15,112,744

Total	106,692,828	38,661,470

        In November 2009, to finance the investments in Prime, DBCT and PD Ports, we completed an approximate $940 million offering consisting of approximately 40.0 million units of our partnership, approximately 27.4 million redeemable partnership units and approximately 0.7 million general partnership units at an average price of $13.64 per unit.

        Pursuant to its offering in November 2009, our partnership issued 40,669,411 units at an average price of $13.82. The Partnership has 63,155,680 units outstanding at December 31, 2009, which are publicly traded on the New York and Toronto stock exchanges. Our Partnership owns all 63,155,680 of Brookfield Infrastructure's limited partnership units representing an economic interest of 59%.

        In November 2008, we implemented a unit repurchase program. Repurchases were authorized for the period beginning on November 10, 2008 and ending on November 9, 2010. In the year ended December 31, 2009, 674,000 units were repurchased and cancelled under this program at an average price of $11.48 per unit. Since commencement of the unit repurchase program in November 2008,

Brookfield Infrastructure Partners 79

854,602 units were repurchased and cancelled at an average price of $11.39 per Unit. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

FINANCIAL RISK MANAGEMENT

        Our business is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, we endeavour to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken. Our principal financial risks are foreign currency and interest rate fluctuations.

        We prefer to hedge financial risks with offsetting items such as debt denominated in local currencies that match the profile of the operations being financed. We also make selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives is governed by prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we seek to minimize credit risk through collateral and other mitigation techniques.

Foreign Currency

        A number of our operations are conducted in currencies other than the U.S. dollar. Our policy is to hedge foreign currency denominated book values and/or cash flows where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not always possible, or economically feasible or desirable to hedge certain exposures with the result that a portion of our cash flows and equity are exposed to foreign currency fluctuations. We may also enter into financial contracts to further hedge assets recognizing that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of the assets being hedged may not. We have economic currency exposure to the Chilean peso, British Pound, Australian dollar and Canadian dollar. On a look-through basis, some of our investments have currency exposure to the Euro and New Zealand dollar.

Interest Rate

        We believe that the value of the majority of our assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, we endeavour to finance these assets with long-term fixed rate borrowings. We intend to match fund floating rate assets with floating rate debt and will otherwise minimize the use of floating rate liabilities. Where financing cannot be obtained to match the interest rate exposure of the asset, derivative contracts may be entered into with credit worthy counterparties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        We are exposed to market risks in our underlying operations, principally resulting from changes in interest rates and currency exchange rates. In addition, we have indirect exposure to market risks through our investment in Prime which has exposure to market risks in its underlying operations, primarily resulting from changes in interest rates and currency exchange rates.

Interest Rate and Inflation Risk

        Interest rate risk related to Transelec exists principally with respect to its indebtedness with variable rates. Furthermore, Transelec is subject to inflation risk as 59% of its debt portfolio is denominated in Unidad de Fomento, or UF, which is an inflation indexed Chilean peso monetary unit that is set daily, in advance, on the basis of the prior month's inflation rate. However, we believe this is offset by the nature of our revenues which, both contractually and in the regulatory framework, are in large part indexed to Chilean inflation.

80 Brookfield Infrastructure Partners

        Transelec also has financial assets that are sensitive to interest rate changes. These assets include short-term Chilean peso, or CLP, and U.S. dollar denominated time deposits totaling $49.3 million as at December 31, 2009 that earn interest at the market prevailing rate at the time an investment contract is executed.

        The following table summarizes our proportionate share of Transelec's interest earning assets and debt obligations that are sensitive to changes in interest rates as well as Chilean inflation at December 31, 2009. For debt obligations, the table presents principal cash flows by expected (contractual) maturity dates.

	Expected Maturity Dates
December 31, 2009	2010	2011	2012	2013	Thereafter	Total
MILLIONS
Interest rate sensitivity:
Current assets(1)	$49.3	$—	$—	$—	$—	$49.3
Long-term assets(2)	—	—	—	26.6	—	26.6
Current liabilities	(22.3)	—	—	—	—	(22.3)
Long-term debt(3)	—	—	—	(26.6)	(211.9)	(238.5)

Net floating rate position	27.0	—	—	—	(211.9)	(184.9)

Chilean inflation sensitivity
Long-term debt	$(22.3)	$—	$—	$—	$(211.9)	$(234.2)

(1)
Current assets includes short term money market instruments (time deposits etc.) used primarily for cash management purposes.

(2)
Non current assets includes cash held on restricted deposit, held as security against debt or contract obligations.

(3)
Long-term debt contains our Chilean transmission operations' debt that is denominated in UF.

        Interest rate risk related to Prime exists principally with respect to its indebtedness with variable rates. Prime has $1,486.9 million of long-term debt (on a proportionate basis) as at December 31, 2009, of which approximately 82% has been issued as floating rate debt. Prime has converted approximately 88%, 75%, 71%, 51%, 46% and 15% of its floating interest rate exposure to fixed rates in 2010, 2011, 2012, 2013, 2014 and thereafter, respectively.

        Prime also has financial assets that are sensitive to interest rate changes. These assets include short-term Australian dollar denominated time deposits totalling $263.3 million as at December 31, 2009 that earn interest at the market prevailing rate at the time an investment contract is executed.

        We primarily manage interest rate risk through the issuance of fixed rate debt. Where fixed rate debt cannot be obtained, derivative contracts with credit worthy counterparties may be utilized.

Foreign Currency Risk

        Our principal foreign exchange risks involve changes in the value of the Australian dollar, British pound and CLP versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar versus the U.S. dollar.

        Although Transelec's revenues are billed in CLP, from an economic perspective, they are a combination of CLP and U.S. dollar amounts that are converted to CLP prior to invoicing. These revenues are calculated based upon a return on the replacement cost of Transelec's transmission system, which is comprised of components denominated in U.S. dollars as well as CLP. Based on existing long term contracts and the current regulated transmission rate proceedings, we estimate that our revenues are 67% CLP and 33% U.S. dollar. Factoring in our CLP debt financings and cross-currency interest rate swaps, we estimate that Transelec's adjusted net operating income is 47% U.S. dollar and 53% CLP.

Brookfield Infrastructure Partners 81

        Transelec has a portfolio of financial contracts to hedge a portion of its currency risk. The table below presents on a proportionate basis information about our debt and derivatives that are denominated in CLP and UF for our Chilean Transmission operations, and presents this information on a U.S. dollar equivalent basis. For UF-denominated debt obligations, the table presents principal cash flows, by expected maturity dates. The table below presents on a proportionate basis Transelec's exposure to the various currencies. For foreign currency forward exchange and swap contracts, the table presents the notional amounts by expected maturity dates.

	Expected Maturity Dates
December 31, 2009	2010	2011	2012	2013	Thereafter	Total
MILLIONS
Assets
USD	$—	$79.0	$—	$26.6	$—	$105.6
CLP	—	—	—	—	—	—
UF	—	—	—	—	—	—
Liabilities
USD	(6.3)	(43.5)	—	(26.6)	—	(76.4)
CLP	—	(44.6)	—	—	(11.8)	(56.4)
UF	(22.3)	(49.4)	—	(27.2)	(211.9)	(310.8)
Net exposures
USD	(6.3)	35.5	—	—	—	29.2
CLP	—	(44.6)	—	—	(11.8)	(56.4)
UF	(22.3)	(49.4)	—	(27.2)	(211.9)	(310.8)

        Our distribution income from Prime will be denominated in Australian dollars. Prime, at its level, is exposed to currency risk arising from cash flows received from its international operations (those located outside of Australia). This exposure is managed by Prime, who may hedge foreign currency denominated book values and/or cash flows using foreign currency denominated debt as well as financial contracts.

        Our Canadian timber operations' output is sold into both international and local markets. We view the international timber market as a market that is denominated in U.S. dollars, whereas the local market is denominated in Canadian dollars. Our local timber sales offset roughly half of our operating and maintenance costs, which are largely Canadian dollar based. Our Canadian timber operations' project debt financing is U.S. dollar based. Currently our Canadian timber operations do not have any material hedges in place to convert their remaining Canadian dollar operating and maintenance expense exposure to U.S. dollars, although they are considering entering into a combination of short and mid-term currency swaps to manage this exposure.

        Our PPP projects receive concession payments denominated in local currencies. At December 31, 2009 we had three equity interests in PPP projects—Longbay Forensic and Prison Hospitals in Australia, the Royal Melbourne Showgrounds in Australia and Peterborough Hospital in the United Kingdom. Currently we do not have any material hedges in place to convert our Australian dollar denominated concession payments to U.S. dollars, although we are considering entering into a combination of short and mid-term currency swaps to manage this exposure. The Peterborough Hospital in the United Kingdom is in the construction phase until late 2011 and no cash flows are expected from this project until that time. We have a commitment to fund our share of the remaining construction costs of the project totaling approximately £8 million. We have entered foreign currency contracts to hedge this amount to the equivalent of approximately $12 million.

        We will evaluate strategies or instruments to manage our foreign exchange risks on a portfolio basis which may include hedging our foreign currency denominated book values and/or cash flows using foreign currency denominated debt as well as financial contracts.

82 Brookfield Infrastructure Partners

Commodity Risk

        Our principal commodity risks are the price of timber and natural gas, and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations' log sales are at market prices.

        Approximately 90% of Transelec's revenues are adjusted on a semi-annual basis by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B "Business Overview". Due to the construction of the system, metals such as aluminum are a material percentage of replacement cost. Thus, changes in the price of these metals will impact Transelec's revenues.

        Prime has direct commodity exposure in certain of its businesses as it collects more natural gas from customers then it consumes. In addition, Prime has indirect commodity exposure in a number of its businesses as increased demand for commodities increases utilization of their networks. The direct commodity exposure will be significantly reduced if the pending settlement at NGPL becomes final.

        We do not currently use any strategies or instruments to manage commodity risks in our operations.

CONTRACTUAL OBLIGATIONS

        Pursuant to the Master Service Agreement, on a quarterly basis, we pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the market value of our partnership as of December 31, 2009, this fee is estimated to be approximately $20 million per annum.

RELATED PARTY TRANSACTIONS

        We have entered into a number of related party transactions with Brookfield. See Item 7.B—"Related Party Transactions."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing our partnership's financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest entities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.

        In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in a prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership's financial statements in a meaningful way.

Brookfield Infrastructure Partners 83

        Brookfield Infrastructure's main critical accounting policy is investment valuation. Brookfield Infrastructure recognizes an impairment charge when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. Brookfield Infrastructure considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Brookfield Infrastructure's cost basis, the financial condition and near-term prospects of the investee, and Brookfield Infrastructure's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

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

  •
  Island Timberlands Performance Fee. Accrual of the expense relating to the Island Timberlands performance fee (proportionate share of $4.6 million accrual reversal in 2009, $13.1 million reversal in 2008) is determined based upon the internal rate of return of the business which includes estimates of the fair market value of Island Timberland's timber business determined utilizing a discounted cash flow approach. Based on this analysis, the timber business is estimated to be valued at approximately $279.4 million as at December 31, 2009 ($313.1 million as at December 31, 2008) on a proportionate basis. Below, we have outlined the material assumptions that underlie the estimated valuation as well as a sensitivity analysis for each material assumption (all numbers presented on a proportionate basis).

  •
  Timber growth and depletion over the next 10 years. Studies have shown that a base level cut of about 1,843,000 cubic meters per year is sustainable over the long term, with an additional 547,000 cubic meters available for a 10 year period, primarily due to the existence of a surplus of mature timber. If sustainable harvest rates decreased/increased by 10% in five years, the value of the timber assets would decrease/increase to $256.2 million and $302.5 million respectively in 2009 ($265.2 million and $349.5 million, respectively in 2008).

  •
  Log prices. The estimated valuation assumes that log prices will experience some recovery in 2010 then gradually increase. If log prices decreased/increased by 10%, the value of the timber assets would decrease/increase to $177.5 million and $381.3 million, respectively in 2009 ($223.0 million and $403.6 million, respectively in 2008).

  •
  A discount rate of 7.85% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the timber assets would decrease/increase to $249.5 million and $317.8 million, respectively in 2009 ($284.5 million and $346.5 million, respectively in 2008).

84 Brookfield Infrastructure Partners

  •
  HBU land valuation. The HBU lands are estimated to be valued at approximately $82.3 million ($77.3 million as at December 31, 2008) on a proportionate basis. Below, we have outlined the two material assumptions that underlie the estimated valuation of the HBU land as well as a sensitivity analysis for each material assumption:

  •
  Lot selling prices. The estimated valuation assumes lot selling prices based on market averages in the region. If lot selling prices decreased/increased by 10%, the value of the HBU land would decrease/increase to $72.0 million and $92.6 million respectively in 2009 ($68.3 million and $86.3 million, respectively in 2008).

  •
  Discount rate. An average discount rate of 15% was used in the appraisal. If the discount rate increased/decreased by 10%, the value of the HBU land would decrease/increase to $74.5 million and $91.6 million, respectively in 2009 ($70.5 million and $85.5 million, respectively in 2008).

  •
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

  •
  Intangible Assets with Finite lives. Prime has intangible assets with finite useful lives. The useful lives are assessed annually. Any reassessment of useful lives in a particular year will impact the amortization expense (either increasing or decreasing) through to the end of the reassessed useful life for both current and future financial years.

  •
  Derivatives. Transelec and Prime have certain financial derivative and embedded derivative instruments that are recorded at fair value, with changes in fair value recognized in earnings under the U.S. Financial Accounting Standards Board Statement of Financial Accounting

Brookfield Infrastructure Partners 85

    Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, except for certain instruments that qualify and are effective hedges of the foreign exchange risk exposure in the net investment of our transmission assets for which the changes in fair value are recognized in other comprehensive income. In establishing the fair value of such instruments, Transelec and Prime make assumptions based on available market data and pricing models, which may change from time to time. Calculation of fair values of financial and embedded derivatives is done using models that are based primarily on discounted future cash flows and which use various inputs. Those inputs include estimated forward exchange rates, interest rates, inflation indices, prices of metals, and others. These inputs become more difficult to predict and the estimates are less precise, the further in the future these estimates are made. As a result, fair values are highly dependent upon the assumptions being used.

  •
  Recovery of deferred tax assets. Prime holds deferred tax assets resulting from its operations. Deferred tax assets are recognized for deductible temporary differences and carried forward tax losses to the extent management considers it probable future taxable profits will be available to utilize those temporary differences and tax losses.

  •
  Property, plant and equipment. Prime holds property, plant and equipment from its underlying operations. The estimation of the useful lives of property, plant and equipment has been based on historical experience as well as manufacturer's warranties (for plant and equipment) and lease terms (for leased equipment). In addition, the condition of assets is assessed throughout the year and considered against the remaining useful life. Adjustments to useful life are made when necessary.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

        In 2007 the U.S. Securities and Exchange Commission, or SEC, adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, without reconciliation to U.S. generally accepted accounting principles, or U.S. GAAP. As a foreign private issuer, our partnership is in the process of evaluating the merits of preparing its financial statements and the financial statements of Brookfield Infrastructure in accordance with IFRS. This evaluation is being made in light of Brookfield Infrastructure's investments in Prime, DBCT and PD Ports which uses IFRS as its primary basis of accounting.

        IFRS are premised on a framework similar to U.S. GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While our partnership believes that the adoption of IFRS will not have a material impact on its or Brookfield Infrastructure's reported cash flow, it is expected to have a material impact on its and Brookfield Infrastructure's financial position and results of operations. Our partnership is in the process of determining the impact of a transition to IFRS on its financial statements and the financial statements of Brookfield Infrastructure.

        In conjunction with evaluating the merits of a transition to IFRS, our partnership is in the process of establishing a comprehensive conversion plan that addresses matters including changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems, in addition to other related business matters. Our partnership will transition to IFRS with the first financial statements of our partnership and Brookfield Infrastructure to be prepared in accordance with IFRS being expected to be as at and for the quarter ended March 31, 2010.

86 Brookfield Infrastructure Partners

OUR OPERATIONS

        Our approximate ownership interests in underlying operations are as follows:

		Brookfield Infrastructure's Interest As at December 31
Ownership Interests	Location	2009		2008
Utilities
DBCT	Australia	50%	(2)(3)	—
Transelec	Chile	18%		18%
Ontario Transmission	Canada	100%		100%
Powerco	New Zealand	17%	(1)	—
IEG Connections	UK	40%		—
TBE	Brazil	—		7-18%
Fee for Service
NGPL	U.S.	11%	(1)	—
WestNet Rail	Australia	40%	(1)	—
PD Ports	UK	55%	(2)(3)	—
Euroports	Europe and China	24%	(1)	—
IEG Distribution	Europe	40%	(1)	—
TGN	Australia	40%	(1)	—
Timber
Longview	U.S.	30%	(3)	30%	(3)
Island Timberlands	Canada	38%		38%

(1)
Through its 40% interest in Prime which holds a 26% interest in NGPL, 42% in Powerco, 50% in DBCT, 60.0% in Euroports and 100% in each of IEG, TGN and WestNet Rail.

(2)
Through its 40% interest in Prime and its 29% direct investment in DBCT.

(3)
A portion of our direct interest is held through a Brookfield sponsored private fund.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

        To measure performance, we focus on net income as well as adjusted net operating income, or ANOI. We define ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from ANOI as these are finite life concessions and debt must be fully amortized during the concession term. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by U.S. GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool:

  •
  ANOI does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  ANOI does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

  •
  ANOI does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and represents a fee we expect to accrue in the future.

        Because of these limitations, ANOI should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our

Brookfield Infrastructure Partners 87

results as reported under U.S. GAAP. We compensate for these limitations by relying on our U.S. GAAP results and using ANOI only supplementally. However, ANOI is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

        When viewed with our U.S. GAAP results, we believe that ANOI provides a more complete understanding of factors and trends affecting our underlying operations. ANOI allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

        We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in ANOI without adding back the performance fee.

        The following table reconciles ANOI to the most directly comparable U.S. GAAP measure, which is net income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, ANOI reflects Brookfield Infrastructure's ownership interest. We urge you to review the U.S. GAAP financial measures within the supplemental information, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Years Ended December 31
MILLIONS	2009	2008	2007
Net income	$47.8	$28.0	$12.0
Add back or deduct the following:
Depreciation, depletion and amortization	54.1	54.3	9.8
Unrealized losses on derivative instruments	21.2	2.9	—
Unrealized loss on investment	11.9	—	—
Deferred taxes and other items	(17.6)	(25.5)	(8.5)

ANOI	$117.4	$59.7	$13.3

        The difference between net income and ANOI is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash

88 Brookfield Infrastructure Partners

inflation indexations on its Chilean peso denominated debt, as well as mark-to-market losses on derivative contracts. The unrealized loss on investment relates to our 7% indirect investment in Longview. This investment is held through a private fund and is carried at fair value with changes to carrying value recorded in the statement of operations.

ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT

6.A    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of our Managing General Partner

        As required by law, our limited partnership agreement provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our Managing General Partner serves as our partnership's general partner and has a board of directors. Our Managing General Partner has no executive officers. Our Managing General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors in Bermuda.

        The following table presents certain information concerning the current board of directors of our Managing General Partner:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Toronto, Canada	63	Chairman	Director
Alex Erskine(2) Smiths, Bermuda	46	Director	Partner, Appleby, an international law firm
Jonathan Hagger(2) Tunbridge Wells, England	61	Director	Chairman, Realty Insurances; and Chairman, GL Hearn
Arthur Jacobson, Jr.(3,4) Mamaroneck, New York	47	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
Anne Schaumburg(2) Short Hills, New Jersey	60	Director	Director, NRG Energy, Inc.
Danesh Varma(3,4) Kingston-Upon-Thames, England	60	Director	Chief Financial Officer, Labrador Iron Mines Limited, a mining company
James Wallace(2,3,4) Sudbury, Ontario	63	Director	President, Pioneer Construction Inc., a construction company

(1)
The business address for each of the directors is Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

(2)
Member of the audit committee. Jonathan Hagger is the chairman of the audit committee and also designated as the audit committee financial expert.

(3)
Member of the nominating and governance committee. James Wallace is the Chairman of the nominating and governance committee.

(4)
Member of the compensation committee. James Wallace is the Chairman of the compensation committee.

        Set forth below is biographical information for our Managing General Partner's current directors.

        Derek Pannell.    Derek has served as a director of our Managing General Partner since June 15, 2007. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between

Brookfield Infrastructure Partners 89

September 2001 and June 2002. Derek is a metallurgical engineer with over 41 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and currently serves on the boards of Agrium Inc. and African Barrick Gold. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

        Alex Erskine.    Alex has served as a director of our Managing General Partner since February 4, 2009. He is a Partner and the Global Team Leader of the Funds and Investment Services team at Appleby. He practices in the areas of corporate and commercial law, specializing in advising on structuring and operating investment vehicles including mutual funds, hedge funds, unit trusts, partnerships, and close ended funds. Alex joined Appleby in 1999. He served as Managing Partner of Appleby's British Virgin Islands office from March 2007 to October 2008. Prior to joining Appleby he was Deputy Legal and Compliance Director of the Asset Management Division of UBS AG. Alex was educated in Ghana and England and studied law at the University College of Wales, Aberystwyth graduating in 1986 with an L.L.B.Hons. He was called to the Bar of England and Wales in 1996, the Bermuda Bar in 2006 and the British Virgin Islands Bar in 2007.

        Jonathan Hagger.    Jonathan has served as a director of our Managing General Partner since February 19, 2008. He is the Chairman of Realty Insurances, an international insurance brokerage specializing in real estate and private clients. He is also Chairman of GL Hearn, a real estate advisory firm with national practice covering the UK. He is also a Director of a number of private companies. Prior to his current positions he was the Chief Financial Officer of Grosvenor Estate, an investment holding organization which includes the world wide real estate operations of the Grosvenor Group, of which he was Financial Director for 15 years. He is a Fellow of the Institute of Chartered Accountants of England and Wales and the Association of Corporate Treasurers.

        Arthur Jacobson, Jr.    Arthur has served as a director of our Managing General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

        Anne Schaumburg.    Anne has served as a director of our Managing General Partner since November 3, 2008. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was with the Global Energy Group of Credit Suisse First Boston, where she last served as Managing Director. From 1979 to 1984, she was with the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, Anne was at First Boston Corporation in the Public Utilities Group. Anne is a graduate of the City University of New York.

        Danesh Varma.    Danesh has served as a director of our Managing General Partner since June 15, 2007. He is the Chief Financial Officer of Labrador Iron Mines Limited. He joined Labrador Iron Mines Limited in 2007 and was Chief Financial Officer of Minco PLC from 2006 to 2007. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

        James Wallace.    James has served as a director of our Managing General Partner since November 27, 2007. He is the President of Pioneer Construction Inc. James is currently serving on the Boards of the following public issuer: Northstar Aerospace (Canada) Inc. and Brookfield Renewable

90 Brookfield Infrastructure Partners

Power Inc. James resigned from the board of Xstrata Canada Limited (formerly Falconbridge Limited) on March 31, 2009 and has also held positions on the boards Noranda Income Fund, Osprey Media Income Fund, Rio Algom Ltd., and CTV as well as a number of other private companies in which he has ownership interests. James holds a Bachelor of Science from Laurentian University and a Masters of Business Administration from the University of Windsor. James is a Certified Management Accountant and holds a CFA designation.

Our Management

        Our Managing General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Manager's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 15,000 employees, including approximately 400 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager:

Name	Age	Years of Experience	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	62	34	9	Chair
Samuel Pollock	43	21	16	Chief Executive Officer
John Stinebaugh	43	21	5	Chief Financial Officer

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, fee for service, timber and social infrastructure operations. Set forth below is biographical information for Messrs. Blidner, Pollock, and Stinebaugh.

        Jeffrey Blidner.    Jeff is a Senior Managing Partner of Brookfield Asset Management with responsibility for strategic planning and transaction execution. Jeff is also the Chairman of the Manager. Jeff led the $2.5 billion acquisition of Transelec, as well as Brookfield's $7 billion acquisition of the Multiplex Group, an Australian-based global property, construction, and development company. Jeff is also the Chairman of the Board of Transelec and is a director of the Board of Prime. Prior to joining Brookfield Asset Management in 2000, Jeff was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeff's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        Samuel Pollock.    Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Manager. Since 2006, Sam has led Brookfield's expansion into the infrastructure sector, including the BBI Transaction. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, acted as Brookfield Asset Management's Chief Investment Officer and led various Brookfield investment and transaction initiatives such as the formation of Tricap Partners and the privatization of O&Y Canada. Sam is a director of the Board of Prime. Sam is a Chartered Accountant and holds a business degree from Queen's University.

        John Stinebaugh.    John is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Manager. He is responsible for business development for Brookfield's utility infrastructure business, focusing on acquisitions of utility infrastructure assets in North America and other jurisdictions. John co-led the BBI Transaction and is a director on the Board of Myria, the company which owns 80% of NGPL, and previously co-led the $2.5 billion acquisition of Transelec. Prior to this, John was with Credit Suisse Securities (U.S.A.) LLC. He worked in the energy group with

Brookfield Infrastructure Partners 91

responsibility for mergers and acquisitions and leveraged financings. During his tenure at Brookfield Asset Management and Credit Suisse, John worked on announced acquisitions and divestitures of energy infrastructure companies in excess of $15 billion. John received his Chartered Financial Analyst designation in 1995 and graduated with a degree in economics from Harvard University.

        See also information contained in this Form 20-F under Item 6.C "Board Practices," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

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

        The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Copies of the Master Services Agreement are available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and are made available to our unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

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

92 Brookfield Infrastructure Partners

  •
  making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our partnership to our unitholders;

  •
  monitoring and/or oversight of the applicable Service Recipient's accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

  •
  attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

  •
  supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

  •
  causing the Service Recipients' annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

  •
  making recommendations in relation to and effecting the entry into insurance of each Service Recipient's assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

  •
  arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our partnership only for purposes of applicable securities laws;

  •
  providing individuals to act as senior officers of Holding Entities as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

  •
  advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

  •
  providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient's day-to-day operations.

        The Manager's activities are subject to the supervision of the board of directors of our Managing General Partner and of each of the other Service Recipients or their equivalent, as applicable.

Management Fee

        Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the volume weighted average of the closing prices of our partnership's units on the NYSE (or other exchange or market where our partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield's interest in Brookfield Infrastructure into units of our partnership), plus the amount of third-party debt, net of cash, with recourse to our partnership, Brookfield Infrastructure and any Holding Entity.

Brookfield Infrastructure Partners 93

        To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under Brookfield Infrastructure's limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B "Related Party Transactions—Other Services" and Item 7.B "Related Party Transactions—Incentive Distributions."

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

94 Brookfield Infrastructure Partners

Termination

        The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days' prior written notice of termination from our Managing General Partner to the Manager if any of the following occurs:

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

        The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. The Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of the Managing General Partner's independent directors.

        Our Master Services Agreement expressly provides that the agreement may not be terminated by our Managing General Partner due solely to the poor performance or the under performance of any of our operations.

        The Manager may terminate the Master Services Agreement upon 30 days' prior written notice of termination to our Managing General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Manager may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.

        If the Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield's obligations under the Relationship Agreement would also terminate. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield."

Indemnification and Limitations on Liability

        Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Manager or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their, directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the

Brookfield Infrastructure Partners 95

extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

        Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B "Related Party Transactions—Relationship Agreement."

6.B    COMPENSATION

        Our Managing General Partner pays each of its directors $50,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson of the board of directors $100,000 per year for serving as chairperson of its board of directors. In connection with the BBI Transaction, a special fee of $5,000 was paid by the Managing General Partner to each of the independent directors who sat on the special committee that was established to consider the related party aspects of the BBI Transaction.

        Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, Brookfield Infrastructure and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A "Directors and Senior Management—Our Master Services Agreement—Management Fee." In addition, Brookfield is entitled to receive incentive distributions from Brookfield Infrastructure described under Item 7.B "Related Party Transactions—Incentive Distributions."

        Pursuant to the Master Service Agreement, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A "Directors and Senior Management—Our Management," are not compensated by our partnership or our Managing General Partner. Instead, they will continue to be compensated by Brookfield. These individuals are not directors or officers of the partnership or our Managing General Partner.

6.C    BOARD PRACTICES

Board Structure, Practices and Committees

        The structure, practices and committees of our Managing General Partner's board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner's By-laws. Our Managing General Partner's board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the By-laws of the Managing General Partner. Our corporate governance practices are not materially different than those required of domestic companies under the NYSE's listing standards. The following is a summary of certain provisions of those By-laws that affect our partnership's governance.

96 Brookfield Infrastructure Partners

Size, Independence and Composition of the Board of Directors

        Our Managing General Partner's board of directors is currently set at seven directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner's shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

        If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner's By-laws prohibit 50% or more of the board of directors (or the independent directors as a group) from being citizens or residents of any one of Canada, the United Kingdom or the United States, and require that all board meetings be held in Bermuda.

Election and Removal of Directors

        Our Managing General Partner's board of directors was appointed by its shareholders and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner's shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

        Our Managing General Partner's board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our Managing General Partners' board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

        Our Managing General Partner's independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

  •
  the dissolution of our partnership;

  •
  any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or Brookfield Infrastructure's limited partnership agreement;

  •
  any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

Brookfield Infrastructure Partners 97

  •
  any calls by Brookfield Infrastructure or our partnership on the equity commitment provided by Brookfield as described under Item 7.B "Related Party Transactions—Equity Commitment and Other Financing";

  •
  acquisitions by us from, and dispositions by us to, Brookfield;

  •
  any other material transaction involving us and Brookfield; and

  •
  termination of, or any determinations regarding indemnification under, the Master Services Agreement.

        Our conflicts policy requires the transactions described above to be approved by a majority of our Managing General Partner's independent directors. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Transactions in which a Director has an Interest

        A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director's interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

Service Contracts

        There are no service contracts with directors that provide benefit upon termination of employment.

Audit Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. 50% or more of the audit committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

        The audit committee is responsible for assisting and advising our Managing General Partner's board of directors with matters relating to:

  •
  our accounting and financial reporting processes;

  •
  the integrity and audits of our financial statements;

  •
  our compliance with legal and regulatory requirements; and

  •
  the qualifications, performance and independence of our independent accountants.

98 Brookfield Infrastructure Partners

        The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. All meetings of the audit committee will be held in Bermuda. The audit committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Nominating and Governance Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist entirely of independent directors and 50% or more of the nominating and corporate governance committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

        The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner's shareholders. The nominating and governance committee is also responsible for assisting and advising our Managing General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. All meetings of the nominating and governance committee will be held in Bermuda. The nominating and governance committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Compensation Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a compensation committee that operates pursuant to a written charter. The compensation committee is required to consist solely of independent directors. 50% or more of the compensation committee may not be directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

        The compensation committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. All meetings of the compensation committee will be held in Bermuda. The compensation committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

        Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an

Brookfield Infrastructure Partners 99

indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under our limited partnership agreement.

Our Managing General Partner's By-laws

        Bermuda law permits the By-laws of an exempted company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

        Under our Managing General Partner's By-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of Brookfield Infrastructure or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership's investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner's By-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner's By-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Canadian Insider Reporting

        Our partnership is not subject to Canadian insider reporting requirements due to its status as a "SEC Foreign Issuer" under Canadian securities laws. However, our partnership does not rely on the exemption that is available to it from the insider reporting requirements of Canadian securities laws.

Governance of Brookfield Infrastructure

        The board of directors of the Infrastructure General Partner is identical to the board of directors of our Managing General Partner and has substantially similar governance arrangements as our

100 Brookfield Infrastructure Partners

partnership. However, the Infrastructure General Partner's By-laws allow for alternate directors. A director of the Infrastructure General Partner may by written notice to the secretary of the Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director's place at any meeting of the Infrastructure General Partner's board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a citizen or resident of Canada, the United Kingdom or the United States if such residency would cause 50% or more of the board of directors (or the independent directors as a group) to consist of directors who are citizens or residents of any one of Canada, the United Kingdom or the United States.

6.D    EMPLOYEES

        Our partnership does not employ any of the individuals who carry out the management and activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield's management team that are expected to be involved in our infrastructure business, see Item 6.A "Directors and Senior Management—Our Management."

6.E    SHARE OWNERSHIP

        Each of our directors and officers of the Managing General Partner own less than one percent of our units.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our limited partnership units by each entity that we know beneficially owns more than 5% of our partnership's units, as at December 31, 2009.

	Units Outstanding
Name and Address	Units Owned		Percentage(1)
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	42.5 million	(2)	40.2%	(2)
Partners Limited Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	44.7 million	(3)	42.3%	(3)

(1)
Assumes that all of the Redemption — Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association — Description of Brookfield Infrastructure's Limited Partnership Agreement — Redemption Exchange Mechanism."

(2)
Brookfield Asset Management may be deemed to be the beneficial owner of 42,519,150 of our units that it holds through wholly-owned subsidiaries, constituting approximately 40.2% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption Exchange Mechanism." This includes 48,930 of our units beneficially held by Brookfield Asset Management.

(3)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of BAM Investment Corp.'s common shares. Partners Limited may be deemed to be the beneficial owner of 44,737,799 of our units,

Brookfield Infrastructure Partners 101

  constituting approximately 42.3% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units of Brookfield Infrastructure are exchanged for our units pursuant to the Redemption-Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association — Description of Brookfield Infrastructure's Limited Partnership Agreement — Redemption Exchange Mechanism." This includes 2,218,649 of our units beneficially held by BAM Investment Corp. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units with respect to which it has sole voting and investment power.

        Our major unitholders have the same voting rights as all other holders of limited partnership units.

        As of April 30, 2010, 129,937 of our outstanding limited partnership units were held by 1,606 holders of record in the United States, not including limited partnership units held of record by Depository Trust and Clearance Corporation, or DTC. As of April 30, 2010, DTC was the holder of record of 62,761,156 limited partnership units.

        See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

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

        See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.A "Major Shareholders."

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

102 Brookfield Infrastructure Partners

        Brookfield's commitment to us and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield." Under the terms of the Relationship Agreement, our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield's professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, Brookfield Infrastructure and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield's involvement in our business.

        Since Brookfield has large, well established operations in real estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield's timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield also recently appointed an affiliate as its exclusive vehicle for the acquisition of contracted hydro and wind power generation facilities located in Canada. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

        Pursuant to the Relationship Agreement, Brookfield has also agreed to use reasonable efforts to ensure that any voting rights with respect to any operating entity that are held by entities over which it has control are voted:

  •
  in favor of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held; and

  •
  in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.

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

        Under the Relationship Agreement, our partnership, Brookfield Infrastructure and the Holding Entities have agreed that none of Brookfield or the Manager, nor any director, officer, agent, member,

Brookfield Infrastructure Partners 103

partner, shareholder or employee of Brookfield or the Manager, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

Services Provided under Our Master Services Agreement

        The Service Recipients have entered into the Master Services Agreement pursuant to which Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. In exchange, the Manager is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A "Directors and Senior Management—Our Master Services Agreement."

Other Services

        Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See "—Conflicts of Interest and Fiduciary Duties."

Equity Commitment and Other Financing

        Concurrent with the closing of the spin-off, Brookfield provided to our partnership and Brookfield Infrastructure an equity commitment in the amount of $200 million. The equity commitment may be called by our partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our partnership or Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the volume weighted average of the trading price for our units on the principal stock exchange on which our units are listed for the five days immediately preceding the date of the call. The equity commitment is available to be called until January 31, 2011. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment a number of conditions precedent must be met, including that Brookfield continues to control the Infrastructure GP LP and has the ability to elect a majority of the board of directors of the Infrastructure General Partner.

        The units of Brookfield Infrastructure to be issued under the equity commitment will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism."

        If the equity commitment were called in full by Brookfield Infrastructure, Brookfield's ownership of Brookfield Infrastructure would increase from approximately 41% to approximately 47% or, if the equity commitment were called in full by our partnership, Brookfield's ownership of our outstanding limited partnership units would increase from approximately 0% to approximately 16%, in each case assuming that our units' market price is equal to our pro forma book value per unit. However, since

104 Brookfield Infrastructure Partners

capital calls under the equity commitment will be at the five day volume weighted average price of our units, the capital calls will not be economically dilutive to our existing unit holders.

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

Allocation Agreement

        On October 8, 2009, our partnership entered into an allocation agreement, or as subsequently amended, the Allocation Agreement, with Brookfield, Brookfield Infrastructure and BIP Bermuda Holdings I Limited, or Bermuda Holdco, that governed the terms on which the BBI Transaction was financed, which agreement was subsequently amended on October 20, 2009 and October 30, 2009. The following represents a summary only and reference should be made to the full text of the Allocation Agreement, which can be found at www.sedar.com.

        Pursuant to the Allocation Agreement our partnership used its reasonable commercial efforts to conduct an offering of our units, on terms reasonably acceptable to our partnership, in order to raise sufficient funds to fund the investment in Prime, or the BBI Investment, and the acquisition of 60% of the PD Ports and DBCT. Pursuant to the Allocation Agreement, our partnership invested the gross proceeds of the public offering of our units on November 6, 2009, or the Offering, in Class A Units of Brookfield Infrastructure. Brookfield Infrastructure in turn invested the proceeds from the issuance of the Brookfield Investment and Class A Units in an issuance of shares of Bermuda Holdco. Bermuda Holdco used the proceeds received from such issuance of its shares to acquire: first, 60% of the PD Ports and DBCT and second, the proceeds remaining, following the acquisition of PD Ports and DBCT, to the Investment. The Allocation Agreement provided that since the unitholder resolution with respect to the use of proceeds discussed above, or the Unitholder Resolution, was approved, Brookfield exercised its option to maintain its effective interest in our partnership immediately prior to the offering by purchasing Redeemable Partnership Units, general partner units and our units held directly or indirectly by Brookfield. Brookfield also subscribed for general partner units of Brookfield Infrastructure so that the general partner interest would remain at approximately 1%.

        The Allocation Agreement contemplated that approximately 40% of the PD Ports and DBCT would be allocated to third party investors. Third party investors acquired approximately 40% of PD Ports and DBCT, while we acquired 60% of PD Ports and DBCT. We acquired PD Ports and DBCT through (or alongside) one or more Brookfield-sponsored private funds. The Allocation Agreement provided that the ownership by Bermuda Holdco, such third party investors and, if applicable, Brookfield, would be on terms substantially similar to the terms of another fund managed by Brookfield on behalf of third party investors. In particular, the Allocation Agreement provided that: (i) Bermuda Holdco benefited from the same terms as the other investors and PD Ports and DBCT; (ii) Bermuda Holdco's share of any management fees and carried interest payable to Brookfield was subject to the netting mechanisms set out in the Master Services Agreement; and (iii) fees for any advisory, development oversight, property management or other services provided by Brookfield would be borne equally by Bermuda Holdco and the other investors in PD Ports and DBCT in proportion to their relative interests.

Brookfield Infrastructure Partners 105

Prime Relationship Agreement

        Prime, Brookfield and Brookfield Infrastructure entered into a relationship agreement, or the Prime Relationship Agreement, in connection with the BBI Transaction, as specified in the implementation agreement dated October 9, 2009, or the Implementation Agreement, Brookfield was provided with certain rights in relation to the ongoing governance of Prime. The Prime Relationship Agreement provides, among other things, that the Prime board of directors, or the Prime Board, will be made up of eight directors and the responsible entity for Prime, Babcock & Brown Investor Services Limited's board of directors, or the BBIS Board, will be made of up seven directors. It is intended that at least half of each of the Prime Board and BBIS Board be comprised of independent non-executive directors. Directors nominated by Brookfield are considered independent if each of the Prime Board and BBIS Board determine that the directors satisfy the criteria of independence in the ASX Corporate Governance Principles.

        The Prime Relationship Agreement provides the following rights:

  •
  for so long as Brookfield has, directly or indirectly, a legal or beneficial interest in Prime securities on issue of (i) 10% or more, but less than 20%, Brookfield will be entitled to nominate one director to the Prime Board and BBIS Board; (ii) 20% or more, but less than 35%, Brookfield will be entitled to nominate two directors to the Prime Board and BBIS Board; or (iii) 35% or more, Brookfield will be entitled to nominate three directors to the Prime Board and BBIS Board;

  •
  Brookfield shall have certain rights in respect of appointments to committees of the Prime Board and BBIS Board;

  •
  a conflicts committee is to be established in respect the Prime Board and BBIS Board (comprising three independent non-executive directors, including one independent director who has been nominated by Brookfield, if any) to consider any matters that may give rise to a conflict of interest between the interests of Brookfield and the interests of Prime and BBIS;

  •
  in the event of any change in the chief executive officer or chief financial officer of Prime, Brookfield will have an opportunity to provide its views on the replacement appointment process; and

  •
  the Prime Relationship Agreement will terminate if Brookfield's relevant interest in Prime falls below 10% or increases to 50% or more. Brookfield also has the ability to terminate the arrangements at any time.

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

Redemption-Exchange Mechanism

        One or more wholly-owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units (as hereinafter defined) have the right to require Brookfield Infrastructure to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership's right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B "Memorandum and Articles of

106 Brookfield Infrastructure Partners

Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism." Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of Brookfield Infrastructure held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our units.

Registration Rights Agreement

        Our partnership has entered into a registration rights agreement with Brookfield pursuant to which our partnership has agreed that, upon the request of Brookfield, our partnership will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, any of our partnership's units held by Brookfield (including our units acquired pursuant to the Redemption-Exchange Mechanism). In the registration rights agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified Brookfield for material misstatements or omissions in the registration statement.

Incentive Distributions

        Infrastructure GP LP is entitled to receive incentive distributions from Brookfield Infrastructure as a result of its ownership of the general partnership interest in Brookfield Infrastructure. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure's limited partnership agreement. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Distributions."

        The Infrastructure GP LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable Partnership Units.

        To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

        For example, in conjunction with the consortium arrangements in respect of our Canadian timber operations and our Chilean transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from Brookfield Infrastructure pursuant to Brookfield Infrastructure's limited partnership agreement. See Item 6.A "Directors and Senior Management—Our Master Services Agreement."

        In addition, until June 30, 2009 operations, maintenance and corporate services were provided to Ontario Transmission by Brookfield on an outsourced—cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation.

Brookfield Infrastructure Partners 107

General Partner Distributions

        Pursuant to our limited partnership agreement, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement."

        Pursuant to the limited partnership agreement of Brookfield Infrastructure, Infrastructure GP LP is entitled to receive a general partner distribution from Brookfield Infrastructure equal to a share of the total distributions of Brookfield Infrastructure in proportion to the Infrastructure GP LP's percentage interest in Brookfield Infrastructure which, immediately following the spin-off, was equal to 1% of the total distributions of Brookfield Infrastructure. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Distributions." In addition, it is entitled to receive the incentive distributions described above under "—Incentive Distribution."

Distribution Reinvestment Plan

        Brookfield Infrastructure has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure's distribution reinvestment plan. In addition, subject to regulatory approval and U.S. securities law registration requirements, our partnership intends to adopt a distribution reinvestment plan. While our partnership has not yet implemented a distribution reinvestment plan, the following is a summary description of the principal terms of the plan our partnership intends to implement.

        Pursuant to the distribution reinvestment plan, holders of our units will be able to elect to have all distributions paid on our units held by them automatically reinvested in additional units in accordance with the terms of the distribution reinvestment plan, provided that there are not any laws or governmental regulations in the unitholder's jurisdiction that may limit or prohibit participation. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

        Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases will be made from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange, or NYSE, for the five trading days immediately preceding the date the relevant distribution is paid by our partnership.

        The units so purchased will be allocated on a pro rata basis to plan participants. The plan agent will furnish to each plan participant a report of the units purchased for the plan participant's account in respect of each distribution and the cumulative total purchased for that account. While our partnership will not issue fractional units, a plan participant's pro rata entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant's account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring

108 Brookfield Infrastructure Partners

units held for a participant's account (except for sale of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

        Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than 5 business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership will be able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant's interest. Our partnership will also be able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that the plan agent gives written notice of that amendment, modification or suspension to our unitholders, for any amendment, modification or suspension to the distribution reinvestment plan that in our partnership's opinion may materially prejudice participants.

        Our partnership does not intend to reinvest distributions it receives from Brookfield Infrastructure in Brookfield Infrastructure's distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from Brookfield Infrastructure pursuant to Brookfield Infrastructure's distribution reinvestment plan. The units of Brookfield Infrastructure to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Redemption-Exchange Mechanism."

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner's By-laws, Brookfield Infrastructure's limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A "Directors and Senior Management—Our Master Services Agreement," Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability" and Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement—Indemnification; Limitations of Liability."

Licensing Agreement

        Our partnership and Brookfield Infrastructure have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo in the United States and Canada.

        We will be permitted to terminate the licensing agreement upon 30 days' prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the

Brookfield Infrastructure Partners 109

agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the licensing agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

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

110 Brookfield Infrastructure Partners

  •
  under Brookfield Infrastructure's limited partnership agreement and the agreements governing the operating entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than they otherwise would in the absence of such arrangements;

  •
  Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield's resources, personnel and acquisition opportunities to others who compete with us;

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

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the equity commitment, our limited partnership agreement or Brookfield Infrastructure's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) any calls by Brookfield Infrastructure or our partnership on the equity commitment; (v) acquisitions by us from, and dispositions by us to, Brookfield; (vi) any other transaction involving Brookfield; and (vii) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or MI 61-101, which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 40% indirect interest in our partnership held by Brookfield.

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

Brookfield Infrastructure Partners 111

together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

        In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and Brookfield Infrastructure's limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm's length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

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

112 Brookfield Infrastructure Partners

ITEM 8.    FINANCIAL INFORMATION

8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Please see Item 18 below for additional information required to be disclosed under this Item.

8.B    SIGNIFICANT CHANGES

        Please see Item 3 "Key Information," Item 4 "Information on the Company," Item 5 "Operating and Financial Review and Prospects" for additional information.

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
Year Ended December 31, 2008	$21.60	$9.47
Year Ended December 31, 2009	$18.64	$7.15

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
January 31, 2008 to March 31, 2008	$21.60	$14.60
April 1, 2008 to June 30, 2008	$21.00	$16.95
July 1, 2008 to September 30, 2008	$19.81	$15.00
October 1, 2008 to December 31, 2008	$16.55	$9.47
January 1, 2009 to March 31, 2009	$15.00	$7.15
April 1, 2009 to June 30, 2009	$14.37	$11.51
July 1, 2009 to September 30, 2009	$18.64	$11.30
October 1, 2009 to December 31, 2009	$18.45	$14.26
January 1, 2010 to March 31, 2010	$18.50	$15.85

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
November 1, 2009 to November 30, 2009	$16.27	$14.39
December 1, 2009 to December 31, 2009	$17.35	$15.28
January 1, 2010 to January 31, 2010	$17.27	$15.90
February 1, 2010 to February 28, 2010	$17.12	$15.85
March 1, 2010 to March 31, 2010	$18.50	$16.46
April 1, 2010 to April 30, 2010	$18.66	$17.45
May 1, 2010 to May 28, 2010	$17.82	$14.95

Brookfield Infrastructure Partners 113

        The following table sets forth the annual high and low prices for our units on the Toronto Stock Exchange, or TSX, for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to December 31, 2009	$19.50	$15.50

        The following table sets forth the quarterly high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to September 30, 2009	$19.50	$17.00
October 1, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to March 31, 2010	$18.80	$17.00

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
November 1, 2009 to November 30, 2009	$17.05	$15.53
December 1, 2009 to December 31, 2009	$18.00	$16.06
January 1, 2010 to January 31, 2010	$18.05	$17.00
February 1, 2010 to February 28, 2010	$17.90	$17.01
March 1, 2010 to March 31, 2010	$18.80	$17.20
April 1, 2010 to April 30, 2010	$18.60	$17.58
May 1, 2010 to May 31, 2010	$18.16	$16.12

9.B    PLAN OF DISTRIBUTION

        Not applicable.

9.C    MARKET

        Our units are listed on the NYSE under the symbol "BIP" and on the Toronto Stock Exchange, or TSX, under the symbol "BIP.UN".

9.D    SELLING SHAREHOLDERS

        Not applicable.

9.E    DILUTION

        Not applicable.

9.F    EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    SHARE CAPITAL

        Not applicable.

114 Brookfield Infrastructure Partners

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our units and our limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our SEDAR profile at www.sedar.com and will be made available to our holders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

        See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risk Relating to Our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Formation and Duration

        Our partnership is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "—Issuance of Additional Partnership Interests." In this description, references to "holders of our partnership interests" and our "unitholders" are to our limited partners and references to our limited partners include holders of our units.

Nature and Purpose

        Under section 2.2 of our limited partnership agreement, the purpose of our partnership is to: acquire and hold interests in Brookfield Infrastructure and, subject to the approval of the Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Our Units

        Our units are limited partnership interests in our partnership. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our partnership as described below under "—Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of our units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership.

Brookfield Infrastructure Partners 115

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

Capital Contributions

        Brookfield and the Managing General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of Brookfield Infrastructure in exchange for Redeemable Partnership Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin off.

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

        Any distributions from our partnership will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. See Item 8.A "Consolidated Statements and Other Financial Information."

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

116 Brookfield Infrastructure Partners

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

Limited Liability

        Assuming that a limited partner does not participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner's liability under the Limited Partnership Act 1883 and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

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

No Management or Control

        Our partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under "—Amendment of Our Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of Our Managing General Partner" which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

Brookfield Infrastructure Partners 117

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

No Limited Partner Approval

        Subject to applicable law, our Managing General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of our partnership, the location of our partnership's registered office, or our partnership's registered agent,

  •
  the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement,

118 Brookfield Infrastructure Partners

  •
  a change that our Managing General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership's qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

  •
  an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

  •
  an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

  •
  any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone,

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our limited partnership agreement,

  •
  any amendment that in the sole discretion of our Managing General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement,

  •
  a change in our partnership's fiscal year and related changes, or

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, our Managing General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

  •
  do not adversely affect our partnership's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

  •
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading,

  •
  are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement, or

  •
  are required to effect the intent expressed in this Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

Brookfield Infrastructure Partners 119

Opinion of Counsel and Limited Partner Approval

        Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Merger, Sale or Other Disposition of Assets") will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under "—Election to be Treated as a Corporation") or affect the limited liability under the Limited Partnership Act of 1883 of any of our partnership's limited partners.

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

Merger, Sale or Other Disposition of Assets

        Any merger, consolidation or other combination of our partnership requires the prior approval of our Managing General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our Managing General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership's assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership's behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership's subsidiaries. However, our Managing General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership's assets (including for the benefit of persons other than our partnership or our partnership's subsidiaries) without that approval. Our Managing General Partner may also sell all or substantially all of our partnership's assets under any forced sale of any or all of our partnership's assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

        If conditions specified in our limited partnership agreement are satisfied, our Managing General Partner may convert or merge our partnership into, or convey some or all of our partnership's assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership's legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters' rights of appraisal under our limited partnership agreement or the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992 in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

        If our Managing General Partner determines that it is no longer in our partnership's best interests to continue as a partnership for U.S. federal income tax purposes, our Managing General Partner may

120 Brookfield Infrastructure Partners

elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by the Managing General Partner, is required to register as an "investment company" under the U.S. Investment Company Act or similar legislation in other jurisdictions.

        Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under "—Withdrawal of Our Managing General Partner") or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our Managing General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership's affairs will, acting with all of the powers of our Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership's assets and apply the proceeds of the liquidation first, to discharge our partnership's liabilities as provided in our limited partnership agreement and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership's assets would be impractical or would cause undue loss to the partners.

Withdrawal of Our Managing General Partner

        Our Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our unitholders by giving 90 days' advance notice, and that withdrawal will not constitute a violation of our limited partnership agreement.

        Upon the withdrawal of our Managing General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See "—Termination and Dissolution" above.

Brookfield Infrastructure Partners 121

        In the event of withdrawal of a general partner where that withdrawal violates our limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner's departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

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

Partnership Name

        If our Managing General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our partnership will be required by our limited partnership agreement to change the name of our partnership to a name that does not include "Brookfield" and which could not be capable of confusion in any way with such name. Our limited partnership agreement explicitly provides that this obligation shall be enforceable and waivable by our Managing General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

        Our Managing General Partner, the Manager and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if our Managing General Partner was not a party to our limited partnership agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

122 Brookfield Infrastructure Partners

        Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, Brookfield Infrastructure, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts policy. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

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

        Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under "—Indemnification; Limitation on Liability," has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner's fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, Brookfield Infrastructure, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "—Indemnification; Limitation on Liability."

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

        Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner's independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no

Brookfield Infrastructure Partners 123

further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Indemnification; Limitations on Liability

        Under our limited partnership agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, our Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of Brookfield Infrastructure, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Under our limited partnership agreement, our partnership is required to prepare financial statements in accordance with U.S. GAAP. However, our partnership plans to prepare its financial statements and the financial statements of Brookfield Infrastructure in accordance with IFRS. This change is being made in light of Brookfield Infrastructure's recent investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. The first financial statements of the Partnership and Brookfield infrastructure to be prepared in accordance with IFRS will be for the financial statements as at and for the quarter ended March 31, 2010. See also the information contained in this Form 20-F under Item 3.D "Risk Factors—Risk Relating to Us and Our Partnership—We will adopt new accounting standard for the quarter ending March 31, 2010, and this adoption may have a material impact on our consolidated financial statements".

        Our partnership's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our Managing General Partner deems appropriate. Our partnership's annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership's quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

        The Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where

124 Brookfield Infrastructure Partners

reasonably possible, any other non-U.S. corporation in which we hold an interest. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

        Our limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda. Under our limited partnership agreement, each of our partnership's partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to our limited partnership agreement. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

Transfers of Units

        We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our partnership's limited partnership agreement.

        By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

  •
  executed our limited partnership agreement and become bound by the terms thereof;

  •
  granted an irrevocable power of attorney to our Managing General Partner and any officer thereof to act as such partner's agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents,

Brookfield Infrastructure Partners 125

    approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our Managing General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership's partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement; and

  •
  made the consents and waivers contained in our limited partnership agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off.

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

Description of Brookfield Infrastructure's Limited Partnership Agreement

        The following is a description of the material terms of Brookfield Infrastructure's limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Holders of units in our partnership are not limited partners of Brookfield Infrastructure and do not have any rights under its limited partnership agreement. We have included a summary of what we believe are the most important provisions of Brookfield Infrastructure's limited partnership agreement because we conduct our operations through Brookfield Infrastructure and the Holding Entities and our rights with respect to our equity holding in Brookfield Infrastructure are governed by the terms of Brookfield Infrastructure's limited partnership agreement.

        Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read Brookfield Infrastructure's limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

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

Nature and Purpose

        Under its limited partnership agreement, the purpose of Brookfield Infrastructure is to: acquire and hold interests in the Holding Entities and, subject to the approval of Infrastructure GP LP, any other subsidiary of Brookfield Infrastructure; engage in any activity related to the capitalization and

126 Brookfield Infrastructure Partners

financing of Brookfield Infrastructure's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Infrastructure GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Units

        Brookfield Infrastructure's units are limited partnership interests in Brookfield Infrastructure. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to Brookfield Infrastructure's limited partnership agreement or upon the liquidation of Brookfield Infrastructure or as otherwise required by applicable law. Except to the extent expressly provided in Brookfield Infrastructure's limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

        In connection with the spin-off, Brookfield Infrastructure issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of Brookfield. Redeemable Partnership Units are identical to the limited partnership units held by our partnership, except as described below under "—Distributions" and "—No Management or Control" and except that they have the right of redemption described below under the heading "—Redemption-Exchange Mechanism."

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

Redemption-Exchange Mechanism

        At any time after two years from the date of closing of the spin-off, one or more wholly-owned subsidiaries of Brookfield that hold Redeemable Partnership Units will have the right to require Brookfield Infrastructure to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership's right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to Brookfield Infrastructure and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership's right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to Brookfield Infrastructure for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder's right to receive distributions with respect to Brookfield Infrastructure's units so redeemed will cease.

Brookfield Infrastructure Partners 127

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 40% (in addition to the 0.2% of our units that were acquired by Brookfield in connection with the satisfaction of Canadian federal and U.S. "back-up" withholding tax requirements upon the spin-off) if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Brookfield Infrastructure units redeemed. Brookfield's total percentage interest in our partnership would be increased if it participates in Brookfield Infrastructure's distribution reinvestment plan or receives additional units of Brookfield Infrastructure under the equity commitment.

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

        Except as set forth below, prior to the dissolution of Brookfield Infrastructure, distributions of available cash (if any) in any given quarter will be made by Brookfield Infrastructure as follows, referred to as the Regular Distribution Waterfall:

  •
  first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership's expenses and outlays for the quarter properly incurred;

  •
  second, 100% of any available cash then remaining to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, until each holder of a Brookfield Infrastructure limited partnership unit has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

  •
  third, 85% of any available cash then remaining to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of a Brookfield Infrastructure limited partnership unit has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

  •
  thereafter, 75% of any available cash then remaining to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

        If, prior to the dissolution of Brookfield Infrastructure, available cash is deemed by the Infrastructure GP LP, in its sole discretion, to be (i) attributable to sales or other dispositions of Brookfield Infrastructure's assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of Brookfield Infrastructure in proportion to the unreturned capital attributable to Brookfield Infrastructure's partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by Brookfield Infrastructure (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

        Upon the occurrence of an event resulting in the dissolution of Brookfield Infrastructure, all cash and property of Brookfield Infrastructure in excess of that required to discharge Brookfield Infrastructure's liabilities will be distributed as follows: (a) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (b) all other cash and/or property will be distributed in the manner set forth below.

128 Brookfield Infrastructure Partners

  •
  first, 100% to our partnership until our partnership has received an amount equal to the excess of (1) the amount of our partnership's outlays and expenses incurred during the term of Brookfield Infrastructure, over (2) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of Brookfield Infrastructure;

  •
  second, 100% to the partners of Brookfield Infrastructure, in proportion to their respective amounts of unrecovered capital in Brookfield Infrastructure;

  •
  third, 100% to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, until each holder of a Brookfield Infrastructure's limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure), over (ii) the aggregate amount of distributions made in respect of a Brookfield Infrastructure's limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of a Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure);

  •
  fourth, 85% to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, and 15% to the Infrastructure GP LP, until each holder of a Brookfield Infrastructure limited partnership unit has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure), over (ii) the aggregate amount of distributions made in respect of a Brookfield Infrastructure's limited partnership unit pursuant to the third tier of the Regular Distribution Waterfall during the term of Brookfield Infrastructure (subject to adjustment upon the subsequent issuance of additional partnership interests in Brookfield Infrastructure);

  •
  thereafter, 75% to the owners of Brookfield Infrastructure's partnership interests, pro rata to their percentage interests, and 25% to the Infrastructure GP LP.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of Brookfield Infrastructure. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of Brookfield Infrastructure so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding Brookfield Infrastructure's partnership interests and (ii) the subsequently-issued Brookfield Infrastructure's partnership interests.

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

        The Infrastructure GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.

No Management or Control

        Brookfield Infrastructure's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of Brookfield Infrastructure and do not have any

Brookfield Infrastructure Partners 129

right or authority to act for or to bind Brookfield Infrastructure or to take part or interfere in the conduct or management of Brookfield Infrastructure.

        Limited partners are not entitled to vote on matters relating to Brookfield Infrastructure, although holders of units are entitled to consent to certain matters as described under "—Amendment of Brookfield Infrastructure's Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of Brookfield Infrastructure's units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of Brookfield Infrastructure then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

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

Amendment of Brookfield Infrastructure's Limited Partnership Agreement

        Amendments to Brookfield Infrastructure's limited partnership agreement may be proposed only by or with the consent of the Infrastructure GP LP. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Infrastructure GP LP must seek approval of a majority of Brookfield Infrastructure's outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

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

        The provision of Brookfield Infrastructure's limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

130 Brookfield Infrastructure Partners

No Limited Partner Approval

        Subject to applicable law, the Infrastructure GP LP may generally make amendments to Brookfield Infrastructure's limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of the partnership, the location of the partnership's registered office or the partnership's registered agent,

  •
  the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement,

  •
  a change that the Infrastructure GP LP determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that Brookfield Infrastructure will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

  •
  an amendment that the Infrastructure GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

  •
  an amendment that is necessary, in the opinion of counsel, to prevent Brookfield Infrastructure or the Infrastructure GP LP or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the U.S. Investment Company Act or similar legislation in other jurisdictions,

  •
  an amendment that the Infrastructure GP LP determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

  •
  any amendment expressly permitted in Brookfield Infrastructure's limited partnership agreement to be made by the Infrastructure GP LP acting alone,

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of Brookfield Infrastructure's limited partnership agreement,

  •
  any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by Brookfield Infrastructure's limited partnership agreement,

  •
  a change in its fiscal year and related changes,

  •
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the Infrastructure GP LP, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners' interests in Brookfield Infrastructure, or (iii) consistently reflect the distributions made by Brookfield Infrastructure to the partners pursuant to the terms of the limited partnership agreement of Brookfield Infrastructure,

  •
  any other amendments substantially similar to any of the matters described directly above.

Brookfield Infrastructure Partners 131

In addition, the Infrastructure GP LP may make amendments to Brookfield Infrastructure's limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the Infrastructure GP LP:

  •
  do not adversely affect Brookfield Infrastructure's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

  •
  are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

  •
  are necessary or appropriate for any action taken by the Infrastructure GP LP relating to splits or combinations of units under the provisions of Brookfield Infrastructure's limited partnership agreement, or

  •
  are required to effect the intent expressed in this Form 20-F or the intent of the provisions of Brookfield Infrastructure's limited partnership agreement or are otherwise contemplated by Brookfield Infrastructure's limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to Brookfield Infrastructure's limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with Brookfield Infrastructure's limited partnership agreement) will become effective without the approval of holders of at least 90% of Brookfield Infrastructure's units, unless it obtains an opinion of counsel to the effect that the amendment will not cause Brookfield Infrastructure to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Infrastructure GP LP has not made the election described below under "—Election to be Treated as a Corporation") or affect the limited liability under the Limited Partnership Act of 1883 of any of Brookfield Infrastructure's limited partners.

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

Election to be Treated as a Corporation

        If the Infrastructure GP LP determines that it is no longer in Brookfield Infrastructure's best interests to continue as a partnership for U.S. federal income tax purposes, the Infrastructure GP LP may elect to treat Brookfield Infrastructure as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

132 Brookfield Infrastructure Partners

Dissolution

        Brookfield Infrastructure shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the Infrastructure GP LP, with the approval of a majority of the members of the independent directors of our Managing General Partner, that in the opinion of the Infrastructure GP LP the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of Brookfield Infrastructure; (ii) the election of the Infrastructure GP LP if Brookfield Infrastructure, as determined by the Infrastructure GP LP, is required to register as an "investment company" under the U.S. Investment Company Act or similar legislation in other jurisdictions; (iii) the date that the Infrastructure GP LP withdraws from the our partnership (unless Brookfield becomes the general partner of Brookfield Infrastructure as described below under "—Withdrawal of the General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of Brookfield Infrastructure or an order to wind up or liquidate the Infrastructure GP LP; and (v) the date on which the Infrastructure GP LP decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of Brookfield Infrastructure's assets in a single transaction or series of transactions.

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

        Upon the withdrawal of the Infrastructure GP LP, the holders of a majority of the voting power of outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, Brookfield Infrastructure will be dissolved, wound up and liquidated. See "—Dissolution" above.

        The Infrastructure GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable Partnership Units and it receives an opinion of counsel regarding limited liability tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any removal of the Infrastructure GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units.

        In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates Brookfield Infrastructure's limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner's departure, an independent investment banking firm or other independent expert selected by

Brookfield Infrastructure Partners 133

the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        The Infrastructure GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of Brookfield Infrastructure's limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the U.S. Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the Infrastructure GP LP may sell or transfer all or part of their units in the Infrastructure GP LP without the approval of the unitholders.

Transactions with Interested Parties

        The Infrastructure GP LP, the Infrastructure General Partner and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of Brookfield Infrastructure with the same rights they would have if the Infrastructure GP LP and Infrastructure General Partner were not a party to the limited partnership agreement of Brookfield Infrastructure. An interested party will not be liable to account either to other interested parties or to Brookfield Infrastructure, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

134 Brookfield Infrastructure Partners

Outside Activities of the General Partner

        Under Brookfield Infrastructure's limited partnership agreement, the general partner will be required to maintain as its sole activity the role of the general partner of Brookfield Infrastructure. The general partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by Brookfield Infrastructure.

        Brookfield Infrastructure's limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under "—Indemnification; Limitations on Liability" (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, or any other holding vehicle established by Brookfield Infrastructure. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, and any other holding vehicle established by Brookfield Infrastructure (or any of their respective investors), and shall be deemed not to be a breach of the Infrastructure General Partner's fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Infrastructure General Partner, the Infrastructure GP LP, Brookfield Infrastructure, any Holding Entity, operating entity, any other holding vehicle established by Brookfield Infrastructure or any other person shall have any rights by virtue of Brookfield Infrastructure's limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by Brookfield Infrastructure as described below under "—Indemnification; Limitations on Liability."

        The Infrastructure GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under Brookfield Infrastructure's limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Infrastructure, any Holding Entity, operating entity, or any other holding vehicle established by Brookfield Infrastructure. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to Brookfield Infrastructure, any Holding Entity, operating entity or any other holding vehicle established by Brookfield Infrastructure pursuant to a separate written agreement between such persons.

Accounts; Reports

        Under Brookfield Infrastructure's limited partnership agreement, the Infrastructure GP LP is required to prepare financial statements in accordance with U.S. GAAP. In conjunction with our adoption of IFRS as at and for the quarter ended March 31, 2010, we expect to amend the limited partnership agreement accordingly. Brookfield Infrastructure's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Infrastructure GP LP deems appropriate. Brookfield Infrastructure's annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Brookfield Infrastructure's quarterly financial statements are unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

Brookfield Infrastructure Partners 135

        The Infrastructure GP LP is also required to use commercially reasonable efforts to prepare and send to the limited partners of Brookfield Infrastructure on an annual basis, additional information regarding Brookfield Infrastructure, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The Infrastructure GP LP will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of Brookfield Infrastructure for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. The Infrastructure GP LP will also, where reasonably possible and applicable, prepare and send information required by limited partners of Brookfield Infrastructure for Canadian federal income tax purposes.

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

Indemnification; Limitations on Liability

        Under Brookfield Infrastructure's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the Infrastructure General Partner, the Infrastructure GP LP, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of Brookfield Infrastructure, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under Brookfield Infrastructure's limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Brookfield Infrastructure's limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

        Brookfield Infrastructure's limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

10.C    MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

  1.
  the Acquisition Agreements: Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings;

136 Brookfield Infrastructure Partners

    (Canada) Inc.; Securities Purchase Agreement, dated November 16, 2007, between Brookfield Asset Management Inc. and BIP Bermuda Holdings III Limited; Securities Purchase Agreement, dated November 20, 2007, between Brookfield Longview Holdings LLC and Brookfield Infrastructure Corporation; Debt Purchase Agreement, dated November 20, 2007, between Brascan (US) Corporation and Brookfield Infrastructure Corporation; English summary of the Amended and Restated Payment-in-Kind Agreement, dated November 5, 2007, between Brascan Brasil Ltda. and Brookfield Brasil TBE Participaçoes Ltda.; and Asset Purchase Agreement dated December 11, 2007, between Great Lakes Power Limited and Great Lakes Power Transmission LP;

  2.
  Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.;

  3.
  Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others described under Item 6.A "Directors and Senior Management—Our Master Services Agreement";

  4.
  Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others described under Item 7.B "Related Party Transactions—Relationship Agreement";

  5.
  Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P. described under Item 7.B "Related Party Transactions—Equity Commitment and Other Financing";

  6.
  Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. described under Item 7.B "Related Party Transactions—Registration Rights Agreement";

  7.
  the licensing agreements described under the heading Item 7.B "Related Party Transactions—Licensing Agreement": Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc. and Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.;

  8.
  Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement";

  9.
  Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007, and amended June 13, 2008, described under Item 10.B "Memorandum and Articles of Association—Description of Brookfield Infrastructure's Limited Partnership Agreement";

  10.
  Credit Agreement, dated June 16, 2009, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada described under Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.";

Brookfield Infrastructure Partners 137

  11.
  Implementation Agreement, dated October 8, 2009, between Prime Infrastructure, Brookfield Infrastructure L.P. and Brookfield Asset Management Inc.;

  12.
  Allocation Agreement, dated October 8, 2009 between Brookfield Asset Management Inc., Brookfield Infrastructure L.P. and BIP Bermuda Holdings I Limited described under Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions—Allocation Agreement"; and

  13.
  Second Amendment to the Amended and Restated Limited Partnership Agreement, dated November 16, 2009 described under Item 14 "Material Modifications to the Rights of Security Holders and Use of Proceeds."

        Copies of the agreements noted above will be made available, free of charge, by our Managing General Partner and are available electronically on the website of SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Copies of the agreements noted above will also be available for inspection at the offices of the Manager at 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3 during normal business hours.

10.D    EXCHANGE CONTROLS

        There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding the Company's securities, except as otherwise described in this Form 20-F under Item 10.E "Taxation."

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary discusses certain United States federal income tax consequences related to the holding and disposition of units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time (possibly with retroactive effect). This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules (including, without limitation, investors that own more than 5% of our units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, holders of our units held as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity which is a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, or certain expatriates who meet the expatriation rules in Section 877 of the U.S. Internal Revenue Code or former long-term residents of the United States. Tax-exempt organizations are discussed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your circumstances.

138 Brookfield Infrastructure Partners

        For purposes of this discussion, a "U.S. Holder" is a beneficial holder of one or more of our units that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A "non-U.S. Holder" is a holder that is not a U.S. Holder and who, in addition, is not (i) a partnership or other fiscally transparent entity, or (ii) an individual present in the United States for 183 days or more in a taxable year who meets certain other conditions under the substantial presence test under Section 7701(b)(3) of the U.S. Internal Revenue Code and U.S. Treasury Regulation Section 301.7701(b)-1(c).

        If a partnership holds our units, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our units, you should consult your own tax advisors.

        A non-U.S. Holder who holds more than 5% of our units may be subject to special rules under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. Holder holds more than 5% of our units, special attribution rules apply. Where a non-U.S. person who holds (or is deemed to hold) more than 5% of our units disposes of units at a time when our partnership is a U.S. Real Property Holding Corporation, or USRPHC (which determination includes a five year look back period) any gain will be subject to U.S. taxation at 35%, and such non-U.S. person will have a U.S. tax return filing obligation. Our Managing General Partner does not believe that our partnership is currently, or has been, a USRPHC. Our partnership is not under any obligation to avoid becoming a USRPHC or to notify unitholders in the event that our Managing General Partner determines it becomes a USRPHC. If any unitholder is a non-U.S. person and owns or anticipates owning more than 5% of our units, such person should consult their tax advisors. The application of the FIRPTA rules to a non-U.S. Holder who holds (or is deemed to hold) more than 5% of our units would result in such non-U.S. Holder being liable for FIRPTA tax if such non-U.S. Holder disposes of our units at a time when we are a USRPHC or have at any time been a USRPHC within the shorter of such non-U.S. Holder's holding period or five years preceding the disposition.

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

Partnership Status of our partnership and Brookfield Infrastructure

        Each of our partnership and Brookfield Infrastructure has made a protective election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership," unless an exception

Brookfield Infrastructure Partners 139

applies. Our partnership will be publicly traded; however, an exception, referred to as the "Qualifying Income Exception," exists with respect to a publicly traded partnership if at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and the partnership would not be required to register under the U.S. Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. Our Managing General Partner, and the Infrastructure General Partner, intend to manage our affairs so that our partnership will meet the Qualifying Income Exception in each taxable year (however, the status of certain fees and expense reimbursements we received or may receive in connection with the BBI Transaction and treat as "qualifying income" or exclude from income is not clear).

        There is currently proposed legislation in the U.S. Congress (H.R. 4213, the American Jobs and Closing Tax Loopholes Act of 2010, or the Act), which, if enacted in its current form and determined to be applicable to our partnership could have adverse consequences, including (a) the (i) re-characterization of capital gain income as "ordinary income", (ii) potential for interest income subject to the portfolio interest exception to be reclassified as "ordinary income" and subjected to U.S. withholding tax and (iii) potential for qualified dividend income to be reclassified as "ordinary income" and subjected to a higher rate of U.S. income tax, and (b) significant limitations on the ability of our partnership to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. Based upon the current structure and investments of our partnership, it is not anticipated that issues (a)(i) and (a)(ii), above (to which the Act is generally intended to apply for income recognized after December 31, 2010), would have an immediate or material impact to our unitholders. Further, the provisions relating to issue (b), above, as currently drafted do not apply for ten (10) years. However, at this time it is unclear when or whether such proposed legislation will ultimately become law, and whether the legislation as enacted would be problematic for our partnership. Our Managing General Partner does not believe that the drafters of the proposed legislation intended that it would be applied to our partnership and are hopeful that if the legislation is enacted the legislative history will provide an exception to the application of the legislation to our partnership. In view of the potential significance of any such U.S. federal income tax law changes and the fact that there are likely to be ongoing developments in this area, you should consult your own tax advisor as to the potential effects the proposed legislation might have on an investment in our partnership. Subject to the foregoing, our Managing General Partner believes our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. The remainder of this section assumes that the proposed tax legislation, even if enacted, would not be applicable to our partnership or to Brookfield Infrastructure.

        If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service, or the IRS, to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the U.S. Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of our units in liquidation thereof. This deemed contribution would likely result in recognition of gain (but not loss) to U.S. Holders. However, U.S. Holders actually or constructively owning less than 5% of our units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations which we may hold. If, at the time of the contribution, our partnership has liabilities in excess of the tax basis of its assets, all U.S. Holders would generally recognize gain in respect of such excess liabilities upon the deemed transfer. Afterwards, our partnership would be treated as a corporation for U.S. federal income tax purposes.

140 Brookfield Infrastructure Partners

        If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership's items of income, gain, loss and deduction would be reflected only on our partnership's tax return rather than being passed through to holders of our units, and our partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, that is effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership may be classified as a PFIC, for U.S. federal income tax purposes, and you would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules discussed below, distributions made to U.S. Holders would be treated as either taxable dividend income, which may be eligible for reduced rates of taxation (if such distributions are made prior to January 1, 2011, and are made in respect of our units traded on the NYSE or certain other requirements are satisfied), to the extent of our partnership's current or accumulated earnings and profits, or in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the holder's tax basis in our units, or as taxable capital gain, after the holder's basis is reduced to zero. In addition, dividends, interest and certain other passive income that our partnership receives with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our partnership (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income). Accordingly, treatment of our partnership as a corporation could materially reduce a holder's after-tax return and, thus, could result in a substantial reduction of the value of our units. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        The remainder of this section assumes that our partnership and Brookfield Infrastructure will be treated as partnerships for U.S. federal income tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss and credit realized by our partnership will be realized in the first instance by Brookfield Infrastructure and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership's items of income, gain, loss, deduction or credit include a realization of such items by Brookfield Infrastructure and the allocation of such items to our partnership.

Consequences to U.S. Holders

Holding of our units

        Income and Loss.    If you are a U.S. Holder, you will be required to take into account, as described below, your distributive share of our partnership's items of income, gain, loss, deduction and credit for each of our partnership's taxable years ending with or within your taxable year. Each item generally will have the same character and source (either U.S. or foreign) as though you had realized the item directly. You will report those items without regard to whether any distribution has been or will be received from our partnership. Although we intend to make cash distributions (which we intend to pay to all of our unitholders on a quarterly basis) in an amount that is generally expected to be sufficient to permit our U.S. Holders to fund their estimated U.S. tax obligations (including any U.S. federal, state and local income taxes) with respect to their distributive shares of our partnership's net income or gain, based upon your particular tax situation and simplifying assumptions that we will make in determining the amount of such distributions, and whether or not you elect to reinvest such distributions pursuant to the distribution reinvestment plan, your tax liability may exceed cash distributions made to you, in which case you would have to satisfy tax liabilities arising from your units in our partnership from your own funds.

Brookfield Infrastructure Partners 141

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to us and that are allocable to such U.S. Holders prior to January 1, 2011 may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which we own stock. You should consult your own tax advisors regarding the application of the foregoing rules to your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our partnership's items of income, gain, loss, deduction or credit will be governed by our limited partnership agreement if such allocations have a "substantial economic effect" or are determined to be in accordance with your interest in our partnership. Similarly, our partnership's allocable share of items of income, gain, loss, deduction or credit of Brookfield Infrastructure will be governed by the limited partnership agreement of Brookfield Infrastructure if such allocations have "substantial economic effect" or are determined to be in accordance with our partnership's interest in Brookfield Infrastructure. Our Managing General Partner and the Infrastructure Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and our Managing General Partner and the Infrastructure General Partner intend to prepare tax returns based on such allocations. If the IRS successfully challenged the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of Brookfield Infrastructure, the resulting allocations for U.S. federal income tax purposes may be less favorable than the allocations set forth in such agreements.

        Basis.    You will have an initial tax basis for your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our partnership's liabilities, if any. That basis will be increased by your share of our partnership's income and by increases in your share of our partnership's liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership's losses and by any decrease in your share of our partnership's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary," tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units in our partnership (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of our units you owned prior to the acquisition of such additional units. The amount you pay to acquire additional units cannot be "traced" to the additional units so acquired. Certain consequences of your "unitary" tax basis are discussed in greater detail below in "Special Considerations for Purchasers of Additional units."

        For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or your units, our partnership's liabilities will generally include our partnership's share of any liabilities of Brookfield Infrastructure.

        Limits on Deductions for Losses and Expenses.    Your deduction of your share of our partnership's losses will be limited to your tax basis in your units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our partnership's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in your units, reduced by (i) the portion of that basis attributable to your share of our partnership's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold your units, if the lender of those borrowed funds owns an interest in us, is related to you, or can look only

142 Brookfield Infrastructure Partners

to your units for repayment. Your at risk amount will generally increase by your allocable share of our partnership's income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of your units, any gain recognized by you can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used. You should consult your own tax advisors as to the effects of the at risk rules.

        Limitations on Deductibility of Organizational Expenses and Syndication Fees.    In general, neither our partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by Brookfield Infrastructure. While an election may be made by a partnership to amortize organizational expenses over a 15-year period, we do not intend to make such election for either our partnership or Brookfield Infrastructure. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

        Limitations on Interest Deductions.    Your share of our partnership's interest expense is likely to be treated as "investment interest" expense. If you are a non-corporate taxpayer, the deductibility of "investment interest" expense is generally limited to the amount of your "net investment income." Your share of our partnership's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if you elect to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership's interest expense.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (ii) 80% of the amount of the itemized deductions, such reductions to be reduced on a phased basis in 2009, eliminated in 2010, and, absent U.S. Congressional action, reinstated for tax years after 2010. The operating expenses of our partnership, including our partnership's allocable share of the base management fee or any other management fees (if any), will likely be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our partnership and Brookfield Infrastructure will be required to capitalize amounts paid in respect of the base management fee (as well as amounts paid in respect of any other management fees (if any)). Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax advisors with respect to the application of these limitations.

Brookfield Infrastructure Partners 143

Sale or Exchange of Our Units

        You will recognize gain or loss on a sale by you of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our partnership's liabilities, if any.

        Gain or loss recognized by you on the sale or exchange by you of our units will generally be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year on the date of such sale or exchange. Under certain circumstances, your gain or loss may be long-term capital gain or loss, in part, and short-term capital gain or loss, in part, under the "split" holding period rules discussed below in "Special Considerations for Purchasers of Additional Units." Assuming you have not elected to treat your share of our interest in any PFICs in which we may invest as a "qualified electing fund", gain attributable to such investment in a PFIC would be taxable in the manner described below in "—Passive Foreign Investment Companies". In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if our partnership holds debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables." The deductibility of capital losses is subject to limitations.

Special Considerations for Purchasers of Additional Units

        Where a partner in a partnership acquires portions of his or her interest at different times, applicable U.S. federal income tax rules provide that the partner has a divided, or "split" holding period in his or her interest. Thus, if you acquire additional units at different times (including acquisitions made through the distribution reinvestment plan) each unit you own (including the additional units you acquire) will have a "split" holding period: a fraction of each unit will have a holding period commencing on the date after the acquisition of the additional units under the plan, and a fraction of each unit will have a holding period attributable to your previously-owned, or historic, units, based on the relative fair market values of the additional units and the historic units (as of the date of the acquisition of the additional units). The foregoing rules apply each time you acquire additional units (including under the distribution reinvestment plan). Nonetheless, each unit will retain an "averaged" adjusted tax basis as described above in "Basis.".

        Subject to the special tracing approach described below, if you dispose of any units (whether historic or additional units) within one year of acquiring additional units, the disposition may give rise to both short- term capital gain (or loss), in part, and long-term capital gain (or loss), in part, as a result of each unit's "split" holding period. Likewise, a cash distribution to you within a year of the acquisition of additional units in excess of your "unitary" adjusted tax basis in all of your units could give rise to both short-term and long-term capital gain.

        You may under certain circumstances use a "tracing" approach in lieu of having a "split" holding period in your units. The U.S. Treasury Regulations provide that a selling partner in a "publicly traded partnership" may use the actual holding period of the portion of his or her partnership interest if (1) the interest is divided into identifiable units with ascertainable holding periods, (2) the partner can identify the portion of the partnership interest transferred, and (3) the partner elects to use the identification method for all sales or exchanges of his or her interests in the partnership. As described above, our partnership will be a "publicly traded partnership." If you intend to rely on this alternative tracing approach, you must make an election to do so with your first disposition of units. This election applies only to your holding period in your units, not to your basis, which you may not "trace" under the "unitary" tax basis rules described above.

        You should consult your own tax advisors regarding the consequences of a "split" holding period in your units, as well the availability and advisability of making the alternative tracing election.

144 Brookfield Infrastructure Partners

Foreign Tax Credit Limitations

        You will generally be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our partnership's income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gains from the sale of our partnership's investments may be treated as U.S. source gains. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our partnership incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

        Our partnership and Brookfield Infrastructure have each made the election permitted by Section 754 of the U.S. Internal Revenue Code (the "the Section 754 Election"). The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases our units directly from us. For purposes of this discussion, a transferee's inside basis in our partnership's assets will be considered to have two components: (i) the transferee's share of our partnership's tax basis in our partnership's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to Brookfield Infrastructure.

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder's tax basis in its units is higher than our units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in such U.S. Holder's share of our partnership's assets for purposes of calculating, among other items, such U.S. Holder's share of any gain or loss on a sale of our partnership's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such U.S. Holder's tax basis in its units is lower than those units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

        The calculations involved in the Section 754 Election are complex, and our Managing General Partner and the Infrastructure General Partner advise that they will make them on the basis of assumptions as to the value of our assets and other matters. You should consult your own tax advisors as to the effects of the Section 754 Election.

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of Treasury Regulations under Section 743 of the U.S. Internal Revenue Code to our partnership's Section 743(b) adjustments, the determination that our partnership's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our

Brookfield Infrastructure Partners 145

partnership) through the application of certain tax accounting principles that our Managing General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

        Our partnership's functional currency will be the U.S. dollar, and our partnership's income or loss will be calculated in U.S. dollars. It is likely that our partnership will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax advisors regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        A U.S. Holder will be subject to special rules applicable to indirect investments in foreign corporations, including an investment in a PFIC.

        A PFIC is defined as any foreign corporation with respect to which (after applying the applicable look-through rules under Section 1297(c) of the U.S. Internal Revenue Code) either (i) 75% or more of its gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce "passive income." There are no minimum stock ownership requirements for PFICs. Once a corporation qualifies as a PFIC it is as to any person with an interest in such corporation at any time at which it was a PFIC, subject to certain exceptions, always treated as a PFIC, regardless of whether it satisfies either of the qualification tests in subsequent years. Any gain on disposition of stock of a PFIC, as well as income realized on certain "excess distributions" by the PFIC, is treated as though realized ratably over the shorter of your holding period of our units or our holding period for the PFIC. Such gain or income is taxable as ordinary income and dividends paid by a PFIC are not eligible for the preferential tax rate in the hands of individuals who would otherwise be eligible for the preferential tax rate for dividends. In addition, an interest charge would be imposed on you based on the tax deferred from prior years.

        If you made an election to treat your share of our interest in a PFIC as a "qualified electing fund", such election a "QEF election", for the first year you are treated as holding such interest, in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you would, among other things, be required to (a) obtain an information statement (through an intermediary statement supplied by our partnership) with respect to the PFIC and (b) prepare and submit IRS Form 8621 with your annual income tax return. Once you make a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF election is made (such as units acquired under the distribution reinvestment plan). If you make a QEF election after the first year that you are treated as holding in interest in a PFIC, the adverse tax consequences relating to PFIC stock will continue to apply with respect to the pre-QEF election period, unless you make a "purging election". The purging election would create a deemed sale of your previously held share of our interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our interests in the PFIC. U.S. Holders should consult their own tax advisors as to the manner in which such direct inclusions affect their allocable share of our income and their tax basis in their units and the advisability of making a QEF election or a purging election.

146 Brookfield Infrastructure Partners

        Alternatively, in the case of a PFIC that is a publicly traded foreign company, an election may be made to "mark-to-market" the stock of such foreign portfolio company on an annual basis. Once you make a "mark-to-market" election, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the "mark-to-market" election is made (such as units acquired under the distribution reinvestment plan). Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election. Although we may in the future acquire PFICs which are publicly traded foreign companies, it is not expected that interests in any of our current operations will be publicly traded. Thus, a U.S. Holder would not be eligible to make a mark-to-market election in respect of its indirect ownership interest in any of our operating entities.

        Based on our analysis of our operating entities and Holding Entities, as well as our expectations regarding future operations, our Managing General Partner and the Infrastructure General Partner believe that some of the operating entities may be PFICs and we expect that one or more of the entities acquired in the BBI Transaction will also be PFICs. Although we do not otherwise intend to invest significant amounts in PFICs, there can be no assurance that a current or future investment will not qualify as a PFIC or that an investment in PFIC stock will be eligible for the "mark-to-market" election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above (see also "Sale or Exchange of Our Units," above), we urge you to consider timely filing a QEF election with respect to each entity we are able to identify as a PFIC and for which we are able to provide the necessary information for the first year we hold an interest in such entity (or for the first year you held units, if later).

        An investment in a PFIC may create a reporting obligation under the "Foreign Bank and Financial Account Reporting" rules as discussed below. Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such U.S. person. You should consult your own tax advisors regarding the PFIC rules, including the potential effects this legislation might have on your filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to each PFIC.

Investment Structure

        To manage our affairs so as to ensure that our partnership meets the Qualifying Income Exception for the publicly traded partnership rules (discussed above) and comply with certain requirements in our limited partnership agreement, we may need to structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of our Managing General Partner and the Infrastructure General Partner in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurances can be given that any such investment structure will be beneficial to all our unitholders to

Brookfield Infrastructure Partners 147

the same extent, and may even impose additional tax burdens on some of our unitholders. As discussed above, if any such entity were a non-U.S. corporation it may be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its investments. In addition, if the investment involves U.S. real property, gain recognized on disposition of the investment by a corporation would generally be subject to corporate-level tax, whether the corporation is a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

        In addition to U.S. federal income tax consequences, because of an investment in our partnership, you may be subject to potential U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You may also be subject to tax return filing obligations and income, franchise or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by our investors in non-U.S. jurisdictions, but, there may be circumstances in which we are unable to do so. Income or gains from investments held by us may be subject to withholding or other taxes in jurisdictions outside the United States, subject to the possibility of reduction under applicable income tax treaties. If you wish to claim the benefit of an applicable income tax treaty, you may be required to submit information to tax authorities in such jurisdictions. You should consult your own tax advisors regarding the U.S. state, local and non-U.S. tax consequences of an investment in our partnership.

U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with a Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders may be subject to U.S. "backup" withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you may be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See below "Administrative Matters—Certain Effects of a Transfer of Units". You should consult your own tax advisors regarding the treatment of U.S. withholding taxes.

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

        Although Section 706 of the U.S. Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership's allocation method complies with its requirements. If our partnership's convention were not permitted, the IRS might contend that our partnership's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our

148 Brookfield Infrastructure Partners

Managing General Partner is authorized to revise our partnership's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's "unrelated business taxable income", or "UBTI". UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a "flow through" entity for U.S. federal income tax purposes that holds operating assets or is otherwise engaged in a trade or business will generally constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income (or certain other categories of passive income) or capital gains recognized by a tax-exempt organization so long as such income is not debt financed, as discussed below. Our Managing General Partner believes that our partnership will not be engaged in a trade or business, and anticipates that any operating assets held by us will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. Gain attributable to the sale of previously debt-financed property continues to be subject to these rules for 12 months after any acquisition indebtedness is satisfied. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. Our partnership and Brookfield Infrastructure are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or Brookfield Infrastructure, such property would be subject to the rules described above, and, consequently, tax-exempt U.S. Holders may recognize UBTI as a result of an investment in our partnership. In addition, even if such indebtedness were not used either by our partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt U.S. Holder used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes "debt-financed property" subject to the rules described above. Our Managing General Partner and the Infrastructure General Partner expect our partnership and Brookfield Infrastructure to realize some income from debt-financed property.

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

Brookfield Infrastructure Partners 149

        The potential for having income characterized as UBTI may make our units an unsuitable investment for a tax-exempt organization. Tax-exempt U.S. Holders should consult their own tax advisors regarding all aspects of UBTI.

Investments by U.S. Mutual Funds

        U.S. mutual funds that are treated as regulated investment companies, or RICs, for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our partnership will be treated as a "qualified publicly traded partnership". If our partnership is so treated, then our units themselves are the relevant assets for purposes of the 50% asset value test and the net income from our units is the relevant gross income for purposes of the 90% gross income test. If, however, our partnership is not so treated, then the relevant assets are the RIC's allocable share of the underlying assets held by our partnership and the relevant gross income is the RIC's allocable share of the underlying gross income earned by our partnership. Whether our partnership will qualify as a "qualified publicly traded partnership" depends on the exact nature of its future investments, but our Managing General Partner believes it is likely that our partnership will not be treated as a "qualified publicly traded partnership." RICs should consult their own tax advisors about the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and of Brookfield Infrastructure to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States Real Property Interest", as defined in the U.S. Internal Revenue Code. Specifically, our partnership will not make an investment directly, or through an entity which would be treated as a pass-through entity for U.S. federal income tax purposes, if our Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that you are not yourself engaged in a U.S. trade or business, you will not be subject to U.S. tax return filing requirements and generally will not be subject to U.S. federal income tax on interest and dividends from non-U.S. sources and gains from the sale or other disposition of securities or of real property located outside of the United States derived by us.

        However, there can be no assurance that the law will not change or that the IRS will not challenge our Managing General Partner's position that our partnership is not engaged in a U.S. trade or business. If, contrary to our Managing General Partner's expectations, our partnership is considered to be engaged in a U.S. trade or business, you would be required to file a U.S. federal income tax return even if no effectively connected income is allocable to you. Additionally if our partnership has income that is treated as effectively connected with a U.S. trade or business, you would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, we may be required to withhold U.S. federal income tax on your share of such income. If you are a non-U.S. corporation, you also may be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

        In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount on certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable

150 Brookfield Infrastructure Partners

annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the "portfolio interest" rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each non-U.S. Holder is required to provide us with a Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. As such, if you would not be subject to U.S. tax based on your tax status or are eligible for a reduced rate of U.S. withholding, you may need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which may include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you may not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units and/or entitled to refunds of any such taxes withheld. See "—Administrative Matters—Certain Effects of a Transfer of units". Additionally, under recently enacted U.S. legislation, certain payments of U.S. source income made after December 31, 2012, (including payments attributable to dispositions of property which produced (or could produce) certain U.S. source income) made to us or by us to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (a) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (b) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. These rules do not apply with respect to payments from obligations that are outstanding as of March 18, 2012. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes in general and the application of the recently enacted legislation to your particular circumstances.

        The disposition of our units on an established securities market by a non-U.S. Holder will not be subject to U.S. federal income tax, so long as (i) such non-U.S. Holder does not own (and is not deemed to own) more than 5% of our units, and (ii) for the calendar quarter during which such disposition occurs, our units are regularly quoted by brokers and dealers making a market in our units. Our Managing General Partner does not intend to list our units for trading on any exchange if such listing would adversely affect the tax consequences from disposing of the units as described above.

        A non-U.S. Holder who holds more than 5% of our units may be subject to special rules under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. For purposes of determining whether a non-U.S. Holder holds more than 5% of our units, special attribution rules apply. Where a non-U.S. person who holds (or is deemed to hold) more than 5% of our units disposes of units at a time when our partnership is a U.S. Real Property Holding Corporation, or USRPHC, (which determination includes a five year look back period) any gain will be subject to U.S. taxation at 35%, and such non-U.S. person will have a U.S. tax return filing obligation. Our Managing General Partner does not believe that our partnership is currently, or has been, a USRPHC. Our partnership is not under any obligation to avoid becoming a USRPHC or to notify unitholders in the event that our Managing General Partner determines it becomes a USRPHC. If any unitholder is a non-U.S. person and owns or anticipates owning more than 5% of our units, such person should consult their tax advisors. The application of the FIRPTA rules to a non-U.S. Holder who holds (or is deemed to hold) more than 5% of our units would result in such non-U.S. Holder being liable for FIRPTA tax if such non-U.S. Holder disposes of our units at a time when we are a USRPHC or have at any time been a

Brookfield Infrastructure Partners 151

USRPHC within the shorter of such non-U.S. Holder's holding period or five years preceding the disposition.

        A non-U.S. tax-exempt entity generally could be subject to taxation in the U.S. on its U.S. source unrelated business taxable income and on certain trade or business income that is effectively connected with the conduct of any trade or business of our partnership or Brookfield Infrastructure in the United States. Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and Brookfield Infrastructure to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business, but do expect our partnership and Brookfield Infrastructure to realize some U.S. source investment income, which, if debt-financed, would constitute unrelated business taxable income. A non-U.S. tax-exempt entity should consult its own tax advisor to determine the U.S. federal income tax consequences with respect to an investment in our units.

        The U.S. federal estate tax treatment of our units with regard to the estate of a non-citizen who is not a resident of the United States is not entirely clear. If our units are includable in the U.S. gross estate of such person, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual non-U.S. Holders who are non-citizens and not residents of the United States should consult their own tax advisors concerning the potential U.S. federal estate tax consequences with regards to our units.

Administrative Matters

Tax Matters Partner

        Our Managing General Partner will act as our partnership's "tax matters partner." As the tax matters partner, our Managing General Partner will have the authority, subject to certain restrictions, to act on our behalf in connection with any administrative or judicial review of our items of income, gain, loss, deduction or credit.

Information Returns

        We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including Schedule K-1), which describes on a U.S. dollar basis your share of our partnership's income, gain, loss and deduction for our preceding taxable year. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

        We may be audited by the IRS. Adjustments resulting from an IRS audit may require you to adjust a prior year's tax liability, and possibly may result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our tax returns as well as those related to our tax returns.

Foreign Bank and Financial Account Reporting

        U.S. persons having a financial interest in or signature authority over a financial account in a foreign country may be required to file annually with the IRS a "Report of Foreign Bank and Financial Accounts", or an FBAR. The IRS has recently issued guidance on the scope of the FBAR requirement. While individual stocks are not considered "financial accounts", commingled funds, such as mutual funds, are considered "financial accounts" for FBAR reporting purposes. As part of the recently issued guidance, the IRS requested comments on whether an ownership interest in a PFIC should create an FBAR filing requirement. It is not clear that an interest in our partnership will be considered an

152 Brookfield Infrastructure Partners

interest in a commingled fund requiring an FBAR, or that an ownership interest in a PFIC will create an FBAR reporting obligation. However, you are urged to consult your tax advisors regarding the applicability of any such reporting requirement.

Tax Shelter Regulations and Related Reporting Requirements

        If we were to engage in a "reportable transaction", we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction", or as a "transaction of interest", or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in us may be considered a "reportable transaction" if, for example, we recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our participation in a reportable transaction also could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Certain of these rules are currently unclear, and the scope of reportable transactions can change retroactively, and, therefore, it is possible that they may be applicable in situations other than significant loss transactions.

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

Taxable Year

        Our partnership currently intends to use the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

        Subject to the electing large partnership rules described below, our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

        A termination of our partnership would result in the close of its taxable year for all holders of our units. If you report on a taxable year other than a fiscal year ending on our partnership's year-end, and you are otherwise subject to U.S. federal income tax, the closing of our partnership's taxable year may result in more than 12 months of our partnership's taxable income or loss being includable in your taxable income for the year of termination. Our partnership would be required to make new tax elections after a termination, including a new Section 754 Election. A termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had

Brookfield Infrastructure Partners 153

occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

        The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the holders of our units, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our partnership from suffering a "technical termination" (which would close our taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there is a sale or exchange of 50% or more of our total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our partnership has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding Issues

        For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are a corporation or come within another exempt category and demonstrate this fact when required or (ii) you provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. If you are an exempt holder, you should indicate your exempt status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax; the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS.

        If you do not timely provide us with IRS Form W-8, or W-9, as applicable, or such form is not properly completed, we may become subject to U.S. "backup" withholding taxes in excess of what would have been imposed had our partnership received certifications from all investors. For administrative reasons, and in order to maintain fungibility of our units, such excess U.S. "backup" withholding taxes, and if necessary similar items, may be treated by our partnership as an expense that will be borne by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax certifications). Additionally, under recently enacted U.S. legislation, certain payments of U.S. source income made after December 31, 2012, (including payments attributable to dispositions of property which produced (or could produce) certain U.S. source income) made to us or by us to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (a) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (b) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. These rules do not apply with respect to payments from obligations that are outstanding as of March 18, 2012. You should consult your own tax advisors regarding the treatment of U.S. withholding taxes in general and the application of the recently enacted legislation to your particular circumstances.

Recently Enacted Legislation Affecting Disclosure Obligations for U.S. Individuals

        United States legislation was enacted on March 18, 2010, that generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain

154 Brookfield Infrastructure Partners

specified foreign financial assets. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Unitholders are urged to consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the units.

Certain Effects of a Transfer of Units

        Our partnership may allocate items of income, gain, loss, deduction and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by Brookfield Infrastructure (and, in turn, our partnership) will generally be withheld by our partnership only when such dividends are paid. Because our partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our partnership on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. Brookfield Infrastructure may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to the monthly convention described above. Consequently, our unitholders may recognize income in excess of cash distributions received from our partnership, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which may be distributed to a subsequent unitholder and such subsequent unitholder would be subject to withholding at the time of distribution. Consequently, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

        Brookfield Infrastructure has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gains from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes are imposed on income allocable to a U.S. Holder, and thereafter, such U.S. Holder disposed of its units prior to the date distributions are made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury Regulations, our unitholder to whom such income was allocated (and not our unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and investors are urged to consult their own tax advisors regarding all aspects of foreign tax credits.

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

Brookfield Infrastructure Partners 155

  (c)
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  (d)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the U.S. Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (or Brookfield Infrastructure) to meet the Qualifying Income Exception so as to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation, changes that recharacterize a partner's share of capital gain, "qualified dividend" and portfolio interest income as ordinary income with possible withholding tax consequences and adverse federal income tax consequences, and changes that reduce the net amount of distributions available to our unitholders. (See, for example, the discussion of pending legislation, H.R. 4213, under Item 10.E "Taxation—Certain Material U.S. Tax Considerations—Partnership Status of our partnership and Brookfield Infrastructure," above.) Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

        Our partnership's organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from, time-to-time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation or to elect to treat our partnership as a corporation for U.S. tax purposes. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE

156 Brookfield Infrastructure Partners

U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a fair summary of the principal Canadian federal income tax consequences of the holding and disposition of units in our partnership generally applicable to a holder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property and deals at arm's length and is not affiliated with our partnership, Brookfield Infrastructure, the Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates. Generally, our units will be considered to be capital property to a holder, provided that the holder does not hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

        This summary is not applicable to (i) a holder that is a "financial institution" as defined in the Tax Act for purposes of the "mark-to-market" rules, (ii) a holder that is a "specified financial institution" as defined in the Tax Act, (iii) a holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, or (iv) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act, or who acquires a unit as a tax shelter investment (and this summary assumes that no such persons hold our units). Any such holders should consult their own tax advisors with respect to an investment in our units.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, or the Regulations, all specific proposals to amend the Tax Act or the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposal will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect holders and prospective holders.

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

        This summary also assumes that neither our partnership nor Brookfield Infrastructure is a "tax shelter" or "tax shelter investment", each as defined in the Tax Act. However, no assurance can be given in this regard.

        This summary also assumes that neither our partnership nor Brookfield Infrastructure will be a "SIFT partnership" as defined in subsection 197(1) of the Tax Act at any relevant time for purposes of the SIFT Rules on the basis that neither our partnership nor Brookfield Infrastructure will be a "Canadian resident partnership" as defined in subsection 248(1) of the Tax Act at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of

Brookfield Infrastructure Partners 157

our units and prospective holders of our units are advised to consult their own tax advisors with respect to their particular circumstances. See also "Risk Factors—Risks Relating to Taxation.

TAXATION OF CANADIAN RESIDENT LIMITED PARTNERS

        The following is a discussion of the consequences under the Tax Act to holders who at all relevant times are resident or deemed to be resident in Canada under the Tax Act, or Canadian Limited Partners.

Computation of Income or Loss

        Each Canadian Limited Partner is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner's pro rata share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner's taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether our units were held throughout such year.

        Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and our partners will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our partnership will include our share of the income (or loss) of Brookfield Infrastructure for a fiscal year determined in accordance with Brookfield Infrastructure's limited partnership agreement. For this purpose, our partnership's fiscal year end and that of Brookfield Infrastructure will be December 31.

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

        If, with respect to a given fiscal year, no distribution is made by our partnership to unitholders or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units held at each such date by a unitholder is of the total number of units that are issued and outstanding at each such date. Generally, the source and character of such income or loss allocated to a unitholder at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

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

158 Brookfield Infrastructure Partners

        In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership's taxation year is less than 365 days. Our partnership and Brookfield Infrastructure may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our partnership's or Brookfield Infrastructure's income from a source in Canada.

        In general, a Canadian Limited Partner's share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our partnership will invest in limited partnership units of Brookfield Infrastructure. In computing our partnership's income (or loss) under the Tax Act, Brookfield Infrastructure will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by Brookfield Infrastructure generally will be determined by reference to the source and character of such amounts when earned by Brookfield Infrastructure.

        The characterization by CRA of gains realized by our partnership or Brookfield Infrastructure on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

        A Canadian Limited Partner's share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross up and tax credit for eligible dividends when the dividend received by Brookfield Infrastructure is designated as an eligible dividend.

        Foreign taxes paid by our partnership or Brookfield Infrastructure and taxes withheld at source (other than for the account of a particular Canadian Limited Partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner's share of the business-income tax and non-business-income tax paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation.

        Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income treaty or convention, provided that the residency status

Brookfield Infrastructure Partners 159

and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of the partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

        If our partnership incurs losses for tax purposes, each Canadian Limited Partner will, subject to the REOP Proposals discussed below, be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner's pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Limited Partner's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. Our Managing General Partner and the Infrastructure General Partner do not anticipate that our partnership or Brookfield Infrastructure will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        On October 31, 2003, the Department of Finance released the REOP Proposals for public comment. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Canadian Limited Partners from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Canadian Limited Partner has held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and Brookfield Infrastructure will, in and of themselves, generate losses, but no assurance can be given in this regard. However, unitholders may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that could be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposals may not differ significantly from the REOP Proposals described herein.

        On March 4, 2010, the Minister of Finance (Canada) announced as part of the 2010 Canadian Federal Budget that the outstanding Tax Proposals regarding investments in "foreign investment entities" would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. The Minister of Finance (Canada) also indicated that legislation to implement the revised Tax Proposals will be released for public consultation. Existing

160 Brookfield Infrastructure Partners

section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our partnership or to Brookfield Infrastructure. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our partnership or Brookfield Infrastructure acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of our units by the Canadian Limited Partner, of units of Brookfield Infrastructure by our partnership, or of interests in non-resident entities (other than a controlled foreign affiliate as defined in the Tax Act, or CFA) by Brookfield Infrastructure, is as stated above, income will be imputed directly to the Canadian Limited Partner or to our partnership or Brookfield Infrastructure and allocated to the Canadian Limited Partner in accordance with the rules in the Tax Act. However, the precise nature of the revised Tax Proposals is uncertain as proposed legislation to implement them is not yet available. There can be no assurance that the revised Tax Proposals will be enacted as proposed or at all. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application these rules, including the revised Tax Proposals, to them in their particular circumstances.

        Dividends paid by the CFAs to Brookfield Infrastructure will be included in computing the income of Brookfield Infrastructure. To the extent that any of the CFAs or any direct or indirect subsidiary thereof earns income that is characterized as FAPI, in a particular taxation year of the CFA, the FAPI allocable to Brookfield Infrastructure must be included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes for the fiscal period of Brookfield Infrastructure in which the taxation year of that CFA ends, whether or not Brookfield Infrastructure actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of Brookfield Infrastructure for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" as defined in the Tax Act applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of foreign accrual tax will increase the adjusted cost base to Brookfield Infrastructure of its shares of the particular CFA in respect of which the FAPI was included. At such time as Brookfield Infrastructure receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to Brookfield Infrastructure and there will be a corresponding reduction in the adjusted cost base to Brookfield Infrastructure of the particular CFA shares.

Disposition of Our Units

        The disposition by a Canadian Limited Partner of a unit of our partnership will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner's units will be equal to: (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of the income of our partnership allocated to the Canadian Limited Partner for the fiscal years of our partnership ending before the relevant time; less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner's "at-risk" amount) for the fiscal years of our partnership ending before the relevant time; and less (iv) the Canadian Limited

Brookfield Infrastructure Partners 161

Partner's distributions from our partnership made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

        Where a Canadian Limited Partner disposes of all of its units, such person will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Limited Partner was entitled. Pursuant to the Tax Proposals, the pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner's units at the time of the disposition. These rules are complex and Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our partnership.

        A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner's units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Limited Partner's units will be nil at the beginning of the next fiscal year of our partnership.

        In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such limited partner's income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

        Where a Canadian Limited Partner disposes of units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by Brookfield Infrastructure. Canadian Limited Partners contemplating such dispositions should consult their own tax advisors. The Infrastructure General Partner has advised that it does not expect that Brookfield Infrastructure will hold any depreciable property and therefore expects that only one-half of any capital gains arising from a disposition of our units should be treated as taxable capital gains.

        A Canadian Limited Partner that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income", as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

Eligibility for Investment

        Provided that our units are listed on a designated stock exchange under the Tax Act (which includes the TSX and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement saving plan, deferred profit sharing plan, registered retirement income fund, registered education saving plan, registered disability saving plan, and a tax-free savings account. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers and with respect to the acquisition or holding of prohibited investments by a tax-free savings account.

        Our units will not be a "prohibited investment" (within the meaning of the Tax Act) for a tax-free savings account, provided that the holder of such account deals at arm's length with our partnership for purposes of the Tax Act and does not have a "significant interest" (within the meaning of the Tax Act) in our partnership or in a corporation, partnership or trust with which our partnership does not deal at arm's length for purposes of the Tax Act.

162 Brookfield Infrastructure Partners

TAXATION OF NON-CANADIAN LIMITED PARTNERS

        The following summary applies to holders who at all relevant times are not resident and are not deemed to be resident in Canada for purposes of the Tax Act and who do not acquire or hold their investment in our partnership in connection with a business carried on, or deemed to be carried on, in Canada, each a Non-Canadian Limited Partner. The following summary assumes that our units are not "taxable Canadian property" as defined in the Tax Act and that our partnership and Brookfield Infrastructure generally will not dispose of properties that are taxable Canadian property (which, subject to the proposed amendments to the definition of "taxable Canadian property" announced in the 2010 Canadian Federal Budget, includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange and listed shares where the number of shares owned exceeds prescribed amounts). Our units will be taxable Canadian property if, at any time within the 60-month period ending at the time of disposition or deemed disposition, the fair market value of all of the properties of our partnership that were taxable Canadian property, certain types of resource properties, income interests in trusts resident in Canada or interests in or options in respect thereof, was greater than 50% of the fair market value of all of its properties. Under the Tax Proposals announced by the Department of Finance (Canada) on March 4, 2010 as part of the 2010 Canadian Federal Budget, the definition of "taxable Canadian property" will be amended such that our units will not be taxable Canadian property at the time of a disposition or deemed disposition unless, at any time during the 60-month period preceding the disposition, more than 50% of the fair market value of our units was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property. Legislation to implement these Tax Proposals is contained in Bill C-9 which received second reading in the House of Commons on April 19, 2010. Our Managing General Partner and the Infrastructure General Partner advise that our units are not expected to be taxable Canadian property and that our partnership and Brookfield Infrastructure are not expected to dispose of taxable Canadian property. However, no assurance can be given in this regard.

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

        Our partnership and Brookfield Infrastructure will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian

Brookfield Infrastructure Partners 163

federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look through fiscally transparent partnerships such as our partnership and Brookfield Infrastructure to the residency of limited partners of our partnership who are entitled to relief under the treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

BERMUDA TAX CONSIDERATIONS

        In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As "exempted undertakings", exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to the partnership or any of its operations until March 28, 2016. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of the partnership.

        Exempted partnerships and overseas partnerships fall within the definition of "international businesses" for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.

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

        Brookfield Asset Management and our partnership are both subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be

164 Brookfield Infrastructure Partners

less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

        Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our and Brookfield Asset Management's SEC filings are available at the SEC's website at www.sec.gov. You may also read and copy any document we or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330.

        In addition, Brookfield Asset Management and our partnership are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management's SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

10.I    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

        See the information contained in this Form 20-F under Item 5 "Operating and Financial Review and Prospects."

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        At the special meeting of our unitholders held on November 16, 2009, our unitholders approved an amendment to our limited partnership agreement reducing the quorum requirement for meetings of the limited partners from 50% to 20%. As such, 20% of the outstanding units of the class or classes for which a meeting has been called (including our units held by the Managing General Partner) represented in person or by proxy shall constitute a quorum at a meeting of limited partners of such class or classes unless any such action by the limited partners requires approval by limited partners holding a greater percentage of the voting power of such units, in which case the quorum shall be such greater percentage.

Brookfield Infrastructure Partners 165

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2009, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, or the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Report of Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, who has also audited the financial statements of the partnership, as stated in their reports which are included herein.

166 Brookfield Infrastructure Partners

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our Managing General Partner's board of directors has determined that Jonathan Hagger possesses specific accounting and financial management expertise and that he is an audit committee financial expert as defined by the U.S. Securities and Exchange Commission and is independent within the meaning of the rules of the NYSE. Our Managing General Partner's Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics, or the Code, that applies to the members of the board of directors of the Managing General Partner, our partnership and any officers or employees of the Managing General Partner. We have posted a copy of the Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our Managing General Partner has retained Deloitte & Touche LLP to act as our partnership's and Brookfield Infrastructure's independent registered chartered accountants.

        The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements for the periods ended December 31, 2008 and 2009.

	December 31, 2009		December 31, 2008
THOUSANDS	USD	%	USD	%
Audit fees(1)	$2,255	100%	$878	100%
Tax fees(2)	—	—	—	—
Audit-related fees(3)	—	—	—	—

Total	$2,255	100%	$878	100%

(1)
Audit fees relate to annual fees for our partnership and Brookfield Infrastructure.

(2)
Audit-related fees include general audit related accounting advice and fees charged in respect of the Transaction.

(3)
Tax fees relate to annual tax compliance fees for our partnership and Brookfield Infrastructure.

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

Brookfield Infrastructure Partners 167

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

        In November 2008, our partnership implemented a unit repurchase program for the 12 months ended November 9, 2009 to purchase up to $25 million of our units though the facilities of NYSE for cancellation, subject to a regulatory limit of 1,167,043 of our units in the aggregate. All such purchases were subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

        In the year ended December 31, 2009, 674,000 of our units were repurchased and cancelled under this program at an average price of $11.48 per unit. During the unit repurchase program, 854,602 of our units were repurchased and cancelled at an average price of $11.39 per unit. The following table sets forth the number of units of our partnership purchased and cancelled pursuant to the above program for the periods indicated.

Period	Total number of units purchased	Average price paid per unit (US$)	Total number of units purchased as part of publicly announced plans or programs
January 1, 2009 to January 31, 2009	Nil	N/A	Nil
February 1, 2009 to February 28, 2009	91,100	$12.80	91,100
March 1, 2009 to March 31, 2009	582,900	$11.28	582,900
April 1, 2009 to April 30, 2009	Nil	N/A	Nil
May 1, 2009 to May 31, 2009	Nil	N/A	Nil
June 1, 2009 to June 30, 2009	Nil	N/A	Nil
July 1, 2009 to July 31, 2009	Nil	N/A	Nil
August 1, 2009 to August 31, 2009	Nil	N/A	Nil
September 1, 2009 to September 31, 2009	Nil	N/A	Nil
October 1, 2009 to October 31, 2009	Nil	N/A	Nil
November 1, 2009 to November 30, 2009	Nil	N/A	Nil

Total	674,000	$11.48	674,000

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

  Not Applicable

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate practices are not materially different than those required of domestic companies under the NYSE listing standards.

168 Brookfield Infrastructure Partners

 PART III

ITEM 17    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our Partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our Partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
2.1	Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P.—incorporated by reference to Exhibit 2.1 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.1	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our Partnership's Registration Statement on Form 20-F/A filed December 18, 2007.
4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others—incorporated by reference to Exhibit 4.2 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.5	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.5 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.6	Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.8 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.

Brookfield Infrastructure Partners 169

Number	Description
4.7	Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.—incorporated by reference to Exhibit 4.9 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.8	Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated June 13, 2008 by Brookfield Infrastructure General Partner Limited—incorporated by reference to Exhibit 4.17 to our Partnership's Annual Report on Form 20-F filed June 30, 2008.
4.9	Amendment to Amended and Restated Limited Partnership Agreement, dated June 13, 2008 by Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 4.18 to our Partnership's Annual Report on Form 20-F filed June 30, 2008.
4.10	Amended and Restated Credit Agreement, dated June 16, 2009, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc.—incorporated by reference to Exhibit 4.10 to our Partnership's Form 6-K dated June 17, 2009.
4.11	Implementation Agreement, dated October 8, 2009, between Prime Infrastructure, Brookfield Infrastructure L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 10.1 to our Partnership's Report of Foreign Private Issuer on Form 6-k filed October 22, 2009.
4.12	Amended and Restated Allocation Agreement, dated October 20, 2009 between Brookfield Asset Management Inc., Brookfield Infrastructure L.P. and BIP Bermuda Holdings I Limited—incorporated by reference to Exhibit 10.2 to our Partnership's Report of Foreign Private Issuer on Form 6-k filed October 22, 2009.
4.13	Amendment dated November 16, 2009 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership's Report of Foreign Private Issuer on Form 6-k filed March 10, 2010.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Consent of Deloitte & Touche LLP relating to the incorporation of the following into this Annual Report on Form 20-F: the financial statements of Brookfield Infrastructure Partners L.P., the consolidated and combined financial statements of Brookfield Infrastructure L.P., the balance sheet of Brookfield Infrastructure Partners Limited, the consolidated financial statements of Island Timberlands Limited Partnership and the combined financial statements of Brookfield Global Timber Fund.*
15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of Longview Timber Holdings, Corp. into this Annual Report on Form 20-F.*
15.3	Consent of Ernst & Young Ltda. relating to the incorporation of the consolidated financial statements and schedules of ETC Holdings Ltd. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

170 Brookfield Infrastructure Partners

 SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 1, 2010	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ ALEX ERSKINE
		Name:	Alex Erskine
		Title:	Director

Brookfield Infrastructure Partners 171

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page

Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

F-2
Audited Consolidated and Combined Financial Statements of Brookfield Infrastructure L.P. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009	F-14
Audited Consolidated and Combined Financial Statements of Brookfield Infrastructure Partners Limited as of December 31, 2009	F-34

Audited Consolidated Financial Statements of Island Timberlands Limited Partnership as of and for the years ended December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009

F-38

Audited Consolidated Financial Statements of Longview Timber Holdings, Corp. as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009 and 2008 and for the period from April 20, 2007 to December 31, 2007

F-59
Audited Consolidated Financial Statements of ETC Holdings Ltd. and Subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009	F-83

Audited Combined Financial Statements of Brookfield Global Timber Fund as of December 31, 2009 and 2008 and for the year ended December 31, 2009 and the period from October 14, 2008 (inception) to December 31, 2008

F-117

Brookfield Infrastructure Partners F-1

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2009 and 2008 for the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

F-2 Brookfield Infrastructure Partners

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying balance sheets of Brookfield Infrastructure Partners L.P. (the "Partnership") as of December 31, 2009 and 2008, and the related statements of operations, other comprehensive (loss) income, accumulated other comprehensive income, partnership capital and of cash flows for the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure Partners L.P. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2010 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
May 26, 2010

Brookfield Infrastructure Partners F-3

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. (the "Partnership") as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

F-4 Brookfield Infrastructure Partners

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements as of and for the years ended December 31, 2009 and 2008, and for the period from May 21, 2007 (inception) to December 31, 2007 of the Partnership and our report dated May 26, 2010 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
May 26, 2010

Brookfield Infrastructure Partners F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

As of December 31, 2009 and 2008

BALANCE SHEETS

US$ MILLIONS	2009	2008
Assets
Equity accounted investment (Note 3)	$1,074.1	$546.5

Total assets	1,074.1	546.5

Liabilities and partnership capital
Accumulated other comprehensive income	0.8	8.6
Partnership capital (63,155,680 (2008—23,160,269) units issued and outstanding)	1,073.3	537.9

Total liabilities and partnership capital	$1,074.1	$546.5

The accompanying notes are an integral part of these financial statements.

F-6 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007
(inception) to December 31, 2007

STATEMENTS OF OPERATIONS

US$ MILLIONS (EXCEPT PER UNIT INFORMATION)	2009	2008	2007
Earnings from equity accounted investment	$28.2	$16.8	$0.7

Net income	$28.2	$16.8	$0.7

Earnings per unit (Note 5)
Basic and diluted	$0.98	$0.72	$—

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-7

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

US$ MILLIONS	2009	2008	2007
Net income	$28.2	$16.8	$0.7

Other comprehensive income (loss)
Foreign currency translation gain (loss)	25.7	(42.2)	1.3
Net (loss) gain on related hedging items	(33.5)	49.5	—

Other comprehensive (loss) income	(7.8)	7.3	1.3

Comprehensive income	$20.4	$24.1	$2.0

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

US$ MILLIONS	2009	2008	2007
Accumulated other comprehensive income, opening	$8.6	$1.3	$—
Other comprehensive (loss) income	(7.8)	7.3	1.3

Accumulated other comprehensive income, closing	$0.8	$8.6	$1.3

STATEMENTS OF PARTNERSHIP CAPITAL

US$ MILLIONS	2009	2008	2007
Partnership capital, opening	$537.9	$543.4	$542.7
Repurchase of units during the period	(7.6)	(2.0)	—
Distributions to unitholders	(34.8)	(20.3)	—
Issuance of new units	549.6	—	—
Net income for the period	28.2	16.8	0.7

Partnership capital, closing	$1,073.3	$537.9	$543.4

The accompanying notes are an integral part of these financial statements.

F-8 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

For the year ended December 31, 2009 and 2008 and for the period from May 21, 2007
(inception) to December 31, 2007

STATEMENTS OF CASH FLOWS

US$ MILLIONS	2009	2008	2007
Operating activities
Net income	$28.2	$16.8	$0.7
Distributions from equity accounted investment	42.4	22.3	—
Adjustments for non-cash items:
Earnings from equity accounted investment	(28.2)	(16.8)	(0.7)

Cash from operating activities	$42.4	$22.3	$—

Investment activities
Investment in Brookfield Infrastructure (Note 3)	$(549.6)	$—	$—

Cash used in investment activities	$(549.6)	$—	$—

Financing activities
Distributions to unitholders	$(34.8)	$(20.3)	$—
Issuance of new units (Note 4)	549.6	—	—
Repurchase of units during the period	(7.6)	(2.0)	—

Cash used in financing activities	$507.2	$(22.3)	$—

Cash and equivalents
Change during the period	—	—	—
Balance, beginning of period	—	—	—

Balance, end of period	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

1.     ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "Partnership" or "BIP") was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 21, 2007 as amended and restated. BIP holds a 59% interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), a partnership that has interests in utilities and energy, transportation, timber and social infrastructure operations in North and South America, Australasia and Europe. Effective January 31, 2008, BIP's limited partnership units have traded under the symbol "BIP" on the NYSE. In addition, in September 2009, BIP's limited partnership units began trading on the Toronto Stock Exchange under the symbol BIP.UN.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

        The accompanying financial statements represent the financial position and results of operations for BIP on the basis that its investment in Brookfield Infrastructure is accounted for on an equity accounting basis as it is an entity which the Partnership does not control but over which the Partnership has the ability to exert significant influence.

        These financial statements are prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

        All figures are presented in millions of United States dollars unless otherwise noted.

Recently Issued Accounting Pronouncements

        In May 2009, the FASB issued ASC 855, Subsequent Events ("ASC 855") (formerly SFAS No. 165 Subsequent Events), which defines subsequent events as transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance defines two types of subsequent events: (i) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events); and (ii) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events). The guidance in ASC 855 is effective for periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on BIP's financial statements.

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

F-10 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

Investments

        Investments in operations in which the Partnership does not have control, but has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for the Partnership's proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment.

        The Partnership accounts for its investment in Brookfield Infrastructure, over which it has significant influence, under the equity method.

Investment Valuation

        The Partnership recognizes an impairment charge, if any, when a decline in the fair value of its investments below their carrying values is judged to be other-than-temporary. The Partnership considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Partnership's cost basis, the financial condition and near-term prospects of the investee, and the Partnership's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Foreign Currency Translation and Transactions

        The U.S. dollar is the Partnership's functional and reporting currency.

Cash and Cash Equivalents

        The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3.     EQUITY ACCOUNTED INVESTMENTS

        The Partnership's net investment in equity accounted entities includes the following:

		Book Value December 31
US$ MILLIONS	Ownership %	2009	2008
Brookfield Infrastructure L.P.	59%	$1,074.1	$546.5

        In November 2009, the Partnership made an additional investment in Brookfield Infrastructure for $549.6 million.

Brookfield Infrastructure Partners F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

        The following table presents certain summarized financial information for the Partnership's investment in Brookfield Infrastructure L.P., on a 100% ownership interest in the entity:

	For the years ended December 31
US$ MILLIONS	2009	2008	2007
Revenue	$29.8	$32.9	$33.1
Cost of revenue (exclusive of depreciation expense)	(7.5)	(7.3)	(1.1)
Depreciation expense	(7.5)	(7.7)	(7.2)

Gross margin	14.8	17.9	24.8
Selling, general and administrative expenses	(16.6)	(14.0)	(4.4)
Dividend income	3.5	14.3	0.5
Gain on sale of investment	86.8	—	—
Other income	(0.5)	0.9	(0.4)

	88.0	19.1	20.5
Interest expense	(14.5)	(12.9)	(6.9)

Net income before below noted items	73.5	6.2	13.6
Income tax expense	(19.9)	(1.5)	(4.4)
Deferred tax recovery (expense)	4.2	(1.9)	10.6
(Losses) earnings from equity accounted investments	(10.0)	25.2	(7.8)

Net income	$47.8	$28.0	$12.0

	As at December 31
US$ MILLIONS	2009	2008
Current assets	$76.5	$62.8
Non-current assets	1,886.4	1,111.5

Total assets	$1,962.9	$1,174.3

Current liabilities	$21.9	$6.9
Non-current liabilities not including redeemable preferred shares	121.5	247.5
Preferred shares	20.0	20.0

Total liabilities	$163.4	$274.4

F-12 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007

4.     PARTNERSHIP CAPITAL

        As at December 31, 2009 the number of issued and outstanding Partnership units changed as follows:

	2009		2008
US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$537.9	23,160,269
Issuance of new units	549.6	40,669,411	$543.4	23,340,871
Distributions to unitholders	(34.8)	—	(2.0)	(180,602)
Net income for the period	28.2	—	(20.3)	—
Repurchase of units during the year	(7.6)	(674,000)	16.8	—

Outstanding at end of year	$1,073.3	63,155,680	$537.9	23,160,269

        In November 2009, the partnership issued $549.6 million of units on the New York and Toronto Stock Exchanges.

5.     EARNINGS PER UNIT

        The components of basic and diluted earnings per unit are summarized in the following table:

US$ MILLIONS (EXCEPT FOR UNIT INFORMATION)	2009	2008
Net income	$28.2	$16.8
Weighted average units outstanding—basic	28,827,168	23,330,630

Weighted average units outstanding—diluted	28,827,168	23,330,630

6.     FAIR VALUE MEASUREMENTS

        ASC 820—Fair Value Measurements and Disclosure ("ASC 820"), formerly SFAS 157 "Fair Value Measurements", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

        Level 1: Quoted market prices in active markets for identical assets or liabilities.

        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

        Level 3: Unobservable inputs that are not corroborated by market data.

        The Partnership adopted ASC 820 on January 1, 2008, on a prospective basis, as required for financial assets and financial liabilities. The Partnership currently does not have any assets or liabilities that are measured at fair value.

Brookfield Infrastructure Partners F-13

 BROOKFIELD INFRASTRUCTURE L.P.

As of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009

F-14 Brookfield Infrastructure Partners

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure L.P.:

        We have audited the accompanying consolidated and combined balance sheets of Brookfield Infrastructure L.P. and subsidiaries (the "Partnership") as of December 31, 2009 and 2008, and the related consolidated and combined statements of operations, other comprehensive (loss) income, accumulated other comprehensive income, retained (deficit) earnings and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure L.P. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
May 26, 2010

Brookfield Infrastructure Partners F-15

BROOKFIELD INFRASTRUCTURE L.P.

As of December 31, 2009 and 2008

CONSOLIDATED AND COMBINED BALANCE SHEETS

US$ MILLIONS	2009	2008
Assets
Current assets
Cash and cash equivalents	$58.3	$9.2
Accounts receivable and other	18.2	53.6

Total current assets	76.5	62.8
Cost accounted investment	—	195.2
Equity accounted investments (Note 3)	1,664.9	716.8
Property, plant and equipment (Note 4)	204.7	174.0
Other assets	3.8	12.5
Deferred taxes	13.0	13.0

	$1,962.9	$1,174.3

Liabilities and partnership capital
Current liabilities
Accounts payable and other liabilities	$21.9	$6.9

Total current liabilities	21.9	6.9
Corporate borrowings (Note 13)	—	139.5
Non-recourse borrowings (Note 6)	114.0	97.6
Deferred tax liabilities	7.5	10.4
Preferred shares (Note 12)	20.0	20.0

	163.4	274.4
Redeemable partnership units (Note 7) (42,470,220 (2008—15,112,744) units issued and outstanding)	710.6	169.3
Partnership capital
Retained (deficit) earnings	(27.7)	157.0
Accumulated other comprehensive income	20.3	33.6
Partnership units (64,222,608 (2008—23,548,726) units issued and outstanding)	1,096.3	540.0

	$1,962.9	$1,174.3

The accompanying notes are an integral part of these financial statements.

F-16 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	For the years ended December 31
US$ MILLIONS	2009	2008	2007
		(Note 2)	(Note 2)
Revenue	$29.8	$32.9	$33.1
Cost of revenue (exclusive of depreciation expense)	(7.5)	(7.3)	(5.5)
Depreciation expense	(7.5)	(7.7)	(7.2)

Gross margin	14.8	17.9	20.4
Selling, general and administrative expenses	(16.6)	(14.0)	—
Dividend income	3.5	14.3	0.5
Gain on sale of investment (Note 11)	86.8	—	—
Other (expense) income	(0.5)	0.9	(0.4)

	88.0	19.1	20.5
Interest expense	(14.5)	(12.9)	(6.9)

Net income before below noted items	73.5	6.2	13.6
Income tax expense	(19.9)	(1.5)	(4.4)
Deferred tax recovery (expense)	4.2	(1.9)	10.6
(Losses) earnings from equity accounted investments	(10.0)	25.2	(7.8)

Net income	$47.8	$28.0	$12.0

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-17

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF
OTHER COMPREHENSIVE (LOSS) INCOME

	For the years ended December 31
US$ MILLIONS	2009	2008	2007
		(Note 2)	(Note 2)
Net income	$47.8	$28.0	$12.0

Other comprehensive income (loss)
Foreign currency translations gains (losses) on the net investment in foreign operations	43.5	(70.4)	12.7
Net (loss) gains on related hedging items	(56.8)	82.5	—

Other comprehensive (loss) income	(13.3)	12.1	12.7

Comprehensive income	$34.5	$40.1	$24.7

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF
ACCUMULATED OTHER COMPREHENSIVE INCOME

	For the years ended December 31
US$ MILLIONS	2009	2008	2007
		(Note 2)	(Note 2)
Accumulated other comprehensive income, opening	$33.6	$21.5	$8.8
Other comprehensive (loss) income	(13.3)	12.1	12.7

Accumulated other comprehensive income, closing	$20.3	$33.6	$21.5

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED AND COMBINED STATEMENTS OF RETAINED (DEFICIT) EARNINGS

	For the years ended December 31
US$ MILLIONS	2009	2008	2007
		(Note 2)	(Note 2)
Retained earnings, opening	$157.0	$22.4	$14.2
Net income	47.8	28.0	12.0
Fair value adjustment on redeemable partnership units (Note 7)	(168.1)	184.9	—
Distributions to unitholders	(58.6)	(33.9)	—
Adjustment related to acquired entity (Note 7)	(5.8)	(44.4)	—
Distribution from operations	—	—	(3.8)

Retained (deficit) earnings, closing	$(27.7)	$157.0	$22.4

The accompanying notes are an integral part of these financial statements.

F-18 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31
US$ MILLIONS	2009	2008	2007
		(Note 2)	(Note 2)
Operating activities
Net income	$47.8	$28.0	$12.0
Adjustment for non-cash items:
Gain on sale of investments, net of tax	(68.2)	—	—
Losses (earnings) from equity accounted investments in excess of distributions received	10.0	(25.2)	7.8
(Payments) proceeds from hedge settlement, net (Note 11)	(8.5)	26.8	—
Depreciation	7.5	7.7	7.2
Deferred tax recovery	(4.2)	1.9	(10.6)
Change in non-cash working capital	23.7	(6.6)	(0.4)

Cash from operating activities	8.1	32.6	16.0
Investing activities
Acquisition of interest in Prime	(666.4)	—	—
Proceeds on sale of cost accounted investment	243.5	—	—
Acquisition of interest in Brookfield sponsored infrastructure fund	(122.4)	—	—
Acquisition of direct investment in DBCT	(85.5)	—	—
Acquisition of direct investment in PD Ports	(53.1)	—	—
Additions to property, plant and equipment	(6.0)	(8.2)	(16.8)
Acquisition of PPP assets (Note 8)	(2.9)	(12.3)	—
Additional investment in Transelec (Note 8)	—	(134.9)	—
Acquisition of Ontario Transmission (Note 8)	—	(93.6)	—
Investment in Brookfield sponsored timber fund (Note 8)	(2.1)	(92.8)	—
Additional investment in Longview	(4.9)	(10.5)	—
Proceeds on sale of direct investment in DBCT	9.5	—	—
Increase in non-recourse borrowings	—	4.0	—

Cash used in investing activities	(690.3)	(348.3)	(16.8)
Financing activities
Issuance of units	937.0	—	—
Repayments of corporate borrowings	(139.5)	—	—
Corporate borrowings	—	139.5	—
Distributions to unitholders	(58.6)	(33.9)	—
Repurchase of units (Note 7)	(7.6)	(2.0)	—
Cash contribution upon spin off	—	—	197.9
Issuance of preferred shares	—	—	20.0

Cash from financing activities	731.3	103.6	217.9
Cash and cash equivalents
Change during the year	$49.1	$(212.1)	$217.1
Balance, beginning of year	9.2	221.3	4.2

Balance, end of year	$58.3	$9.2	$221.3

Cash interest paid	$6.8	$12.4	$7.1

The accompanying notes are an integral part of these financial statements.

Brookfield Infrastructure Partners F-19

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007

1.     ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure L.P. ("Brookfield Infrastructure" or the "Partnership") was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities and energy, transportation and timber and social infrastructure operations in North and South America, Australasia and Europe.

        In May 2007, Brookfield Asset Management Inc. ("Brookfield") announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the "Spin-off"). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. ("BIP"), a limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

        The audited annual consolidated and combined financial statements of Brookfield Infrastructure have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), for the preparation of financial information. We evaluate events and transactions that occur after the balance sheet date as potential subsequent events. We perform this evaluation through May 26, 2010 the date on which our financial statements were available to be issued.

        The accompanying financial statements reflect Brookfield Infrastructure's accounting for the following investments on the equity accounting basis:

  •
  17.8% interest in Transelec Chile S.A. (ETC Holdings), or Transelec, the Chilean transmission operations, which were acquired by Brookfield in June 2006;

  •
  39.9% interest in Prime Infrastructure Holdings, or Prime, the Australian based infrastructure operations acquired by Brookfield Infrastructure in November 2009;

  •
  45.5% interest in a Brookfield sponsored infrastructure fund, which is a fund established by Brookfield in March 2009;

  •
  15.5% direct interest in DBCT, the Australian transportation operations, which were acquired by Brookfield Infrastructure in November 2009;

  •
  30.9% direct interest in PD Ports, the UK transportation operations, which were acquired by Brookfield Infrastructure in November 2009;

F-20 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

  •
  23% interest in Longview Timber Holdings Corp., or Longview, the US timber operations, which were acquired by Brookfield in April 2007;

  •
  37.5% interest in Island Timberlands Limited Partnership, or Island, the Canadian timber operations, which were acquired by Brookfield in May 2007;

  •
  9.1% interest in a Brookfield sponsored timber fund, which is a fund established by Brookfield in November 2008, whose sole material asset is an investment in Longview;

  •
  30% interest in Peterborough Hospital, UK, and a 50% interest in each of Long Bay Forensic and Prison Hospitals and Royal Melbourne Showgrounds, both in Australia. All three assets are Public Private Partnerships ("PPP") and were acquired by Brookfield Infrastructure from a Brookfield company;

        On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), ("the Ontario Transmission" operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constituted a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests, resulting in the 2008 and 2007 financial statements being prepared on a combined basis. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of the Ontario Transmission operations for all periods presented.

        The following table illustrates our policy used to account for our significant investments:

METHOD OF ACCOUNTING AT DECEMBER 31, 2009	Ownership %	Method
Prime	39.9%	Equity
Transelec	17.8%	Equity
Longview	23.0%	Equity
Island Timberlands	37.5%	Equity
Brookfield sponsored infrastructure fund	45.5%	Equity
Brookfield sponsored timber fund	9.1%	Equity
DBCT	15.5%	Equity
PD Ports	30.9%	Equity
Ontario Transmission	100.0%	Consolidation
PPP	30-50%	Equity

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

Brookfield Infrastructure Partners F-21

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

Investments

        Investments in operations in which Brookfield Infrastructure does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Under the equity method, investments are stated at cost and are adjusted for Brookfield Infrastructure's proportional share of undistributed equity earnings or losses of the investment and distributions received from the investment.

Investment Valuation

        Brookfield Infrastructure recognizes an impairment charge, if any, when a decline in the fair value of its investments below the carrying value is judged to be other-than-temporary. Brookfield Infrastructure considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Brookfield Infrastructure's cost basis, the financial condition and near-term prospects of the investee, and Brookfield Infrastructure's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Income Taxes

        Income taxes are recognized using the asset and liability approach. Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. Brookfield Infrastructure accounts for deferred taxes in accordance with ASC 740—Income Taxes ("ASC 740"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized.

Foreign Currency Translation and Transactions

        The U.S. dollar is Brookfield Infrastructure's functional currency. Foreign currency denominated monetary assets and liabilities of Brookfield Infrastructure where the functional currency is other than the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on the translation of these items are included in the statement of operations.

        The Ontario Transmission business' functional currency is the Canadian dollar. Ontario Transmission's monetary assets and liabilities are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on the translation of these items are included in the statement of operations.

Cash and Cash equivalents

        Brookfield Infrastructure considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

F-22 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

Revenue Recognition

        Dividend income is recognized on the ex-dividend date.

        The Ontario Transmission operations business recognizes revenue on an accrual basis, when electricity is wheeled, at the regulated rate established by the Ontario Electricity Board.

Derivative Financial Instruments

        Brookfield Infrastructure selectively utilizes derivative financial instruments to manage financial risks primarily relating to foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship. Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in other comprehensive income when the currency risk relates to a net investment in a foreign subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

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

Recently Adopted Accounting Standards

        ASC 815—Derivatives and Hedging ("ASC 815") (formerly SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities, and Amendment of FASB Statement No. 133") enhances disclosures for derivative instruments and hedging activities and their effects on an entity's

Brookfield Infrastructure Partners F-23

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

financial position, financial performance and cash flows. Under ASC 815, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses of derivatives; as well as credit-risk-related contingent features in derivative agreements. ASC 815 is effective for fiscal years and interim periods beginning after November 15, 2008. The Partnership has adopted this standard effective January 1, 2009 (see Note 11).

Recently Issued Accounting Pronouncements

        In May 2009, the FASB issued ASC 855, Subsequent Events ("ASC 855") (formerly SFAS No. 165 Subsequent Events), which defines subsequent events as transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance defines two types of subsequent events: (i) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events); and (ii) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events). In addition, this guidance requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The guidance in ASC 855 is effective for periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on Brookfield Infrastrucure's financial statements.

3.     EQUITY ACCOUNTED INVESTMENTS

        Brookfield Infrastructure's net investment in equity accounted entities includes the following:

		Book Value
US$ MILLIONS	Ownership %	December 31, 2009	December 31, 2008
Prime	39.9%	$664.6	$—
Transelec	17.8%	256.5	222.9
Longview	23.0%	195.3	205.9
Island Timberlands	37.5%	183.4	182.8
Brookfield sponsored infrastructure fund	45.5%	117.6	—
Brookfield sponsored timber fund	9.1%	83.7	92.6
Direct interest in DBCT	15.5%	82.0	—
Direct interest in PD Ports	30.9%	50.6	—
PPP	30%-50%	31.2	12.6

		$1,664.9	$716.8

F-24 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

        The following tables presents certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

	Years ended December 31
US$ MILLIONS	2009	2008	2007
Gross revenue	$650.1	$706.7	$39.3
Costs and expense applicable to gross revenue	(281.8)	(294.1)	(20.1)

	368.3	412.6	19.2
Investment income	13.4	8.3	16.5
Cash taxes	0.6	(1.4)	—
Equity accounted for investments	5.9	—	—
Interest expense	(178.3)	(176.5)	(29.6)
Depreciation, depletion and amortization	(156.7)	(180.6)	(12.9)
Deferred taxes and other	(103.3)	51.5	(27.0)

Net (loss) income	$(50.1)	$113.9	$33.8

	As at December 31
US$ MILLIONS	2009	2008
Current assets	$2,923.2	$596.9
Non-current assets	12,348.2	6,299.8

Total assets	$15,271.4	$6,896.7

Current liabilities	$2,297.1	$193.2
Non-current liabilities	6,803.1	4,339.1

Total liabilities	$9,100.2	$4,532.3

4.     PROPERTY, PLANT AND EQUIPMENT

			December 31, 2009	December 31, 2008
US$ MILLIONS	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$0.9	$—	$0.9	$0.5
Buildings	14.5	4.3	10.2	8.4
Transmission stations, towers and related fixtures	257.3	67.4	189.9	163.3
Other equipment	3.7	—	3.7	1.8

	$276.4	$71.7	$204.7	$174.0

5.     FAIR VALUE OF FINANCIAL ASSETS AND U.S. GAAP LIABILITIES

        ASC 820—Fair Value Measurements and Disclosure ("ASC 820"), formerly SFAS 157 "Fair Value Measurements", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Brookfield Infrastructure Partners F-25

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

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

        The following table presents additional information about the Partnership's financial assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2009.

	Recurring Fair Value Measurement
US$ MILLIONS	Level 2	Total
Redeemable Partnership units	710.6	710.6

        The fair value of the Redeemable Partnership Units is based on the market value of the traded securities for which the partnership units my be redeemed. At December 31, 2009, the securities, traded under the symbol "BIP" on the New York Stock Exchange, closed trading at $16.77 per unit. These securities also trade on the Toronto Stock Exchange, under the symbol "BIP.UN" and closed trading on December 31, 2009 at C$17.59 per unit.

6.     NON—RECOURSE BORROWINGS

US$ MILLIONS	December 31, 2009	December 31, 2008
Series 1 First Mortgage Bonds	$114.0	$97.6

        The Series 1 Bonds bear interest at the rate of 6.6%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 16, 2013. Equal blended semi-annual payments of principal and interest on the Series 1 Bonds will commence on December 16, 2013 and will continue until and including June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023. The Series 1 Bonds are secured by a charge on generation and transmission present and future real property assets of Ontario Transmission's operations. Interest on the Series 1 Bonds is expensed in accordance with the interest rate prescribed by regulation. In 2009, the interest rate was 6.6% (2008—6.6%). The fair market value of the Series 1 Bonds is $133.9 million (2008—$90.9 million) based on current market prices for debt with similar terms.

F-26 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

7.     PARTNERSHIP CAPITAL AND REDEEMABLE PARTNERSHIP UNITS

        As at December 31, total number of units outstanding were comprised as follows:

	2009	2008
General partnership units	1,066,928	388,457
Limited partnership units	63,155,680	23,160,269
Redeemable partnership units	42,470,220	15,112,744

Total	106,692,828	38,661,470

        During 2009 and 2008, the number of issued and outstanding Partnership units changed as follows:

	2009		2008
US$ MILLIONS (EXCEPT UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of year	540.0	23,548,726	586.4	23,729,328
Other adjustment related to acquired entity	(5.8)		(44.4)	—
Units issued	569.7	41,347,882	—	—
Units repurchased	(7.6)	(674,000)	(2.0)	(180,602)

Outstanding at end of year	1,096.3	64,222,608	540.0	23,548,726

        Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder's units of Brookfield Infrastructure at the market price for cash. This right is subject to BIP's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP's units (subject to certain customary adjustments). Brookfield's aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are classified as temporary equity and are measured at their redemption amount which also equals their fair value. As of December 31, 2009 and 2008, fair value of these units were valued at $710.6 million and $169.3 million respectively, and the fair value adjustment during the year, which was recorded in retained earnings.

        During 2009 and 2008, the number of issued and outstanding redeemable Partnership units changed as follows:

	2009		2008
US$ MILLIONS (EXCEPT UNIT INFORMATION)	Book Value	Units	Book Value	Units
Outstanding at beginning of year	169.3	15,112,744	354.2	15,112,744
Units issued	367.4	27,357,476	—	—
Revaluation of redeemable partnership units	173.9	—	(184.9)	—

Outstanding at end of year	710.6	42,470,220	169.3	15,112,744

Brookfield Infrastructure Partners F-27

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

8.     ACQUISITIONS AND DIVESTITURES

        On November 20, 2009, Brookfield Infrastructure invested $941.0 million to acquire a 40% interest in Prime, direct interests in two assets from Prime: DBCT and PD Ports, and an interest in a Brookfield sponsored fund. The acquisition was funded with the proceeds from issuance of partnership units.

        The following table outlines sources and uses of cash for our participation in the recapitalization of Prime:

	As at November 20 2009
Cash	$941.0

Comprised of:
Investment in Prime	$666.4
Investment in PD Ports	102.9	(1)
Investment in DBCT	165.7	(1)
Transaction costs	6.0

Total	$941.0

(1)
A portion of our direct investment is held through a Brookfield sponsored infrastructure fund.

        On December 31, 2009, the Brookfield sponsored infrastructure partnership, through which a portion of Brookfield Infrastructure's interest in PD Ports is held, admitted a new limited partner resulting in the reduction of Brookfield Infrastructure's ownership interest in this asset. In conjunction with the transaction, we received $9.5 million, representing the original cost of the investment plus a notional interest charge and Brookfield Infrastructure's pro-rata ownership interest was reduced from 55.6% to 45.5%.

        On June 30, 2009, Brookfield Infrastructure completed the sale of our minority interest in TBE for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of a $68.2 million after-tax gain over book value. A portion of the proceeds was used to repay corporate borrowings in full, with the balance available to fund growth capital investments and acquisitions, as well as for general corporate working capital purposes.

        On February 3, 2009, Brookfield Infrastructure completed the acquisition from Brookfield of a 50% interest in the Royal Melbourne Showgrounds PPP project for a purchase price of $2.9 million.

        On December 5, 2008, Brookfield Infrastructure acquired from Brookfield a 30% interest in the Peterborough Hospital and a 50% interest in the Long Bay Forensic and Prison Hospitals PPP projects for a purchase price of $12.3 million.

        On November 4, 2008, Brookfield Infrastructure invested $102.8 million directly and indirectly (through the Brookfield sponsored timber fund) into Longview to maintain Brookfield Infrastructure interest at the 30% level. The proceeds were used to partially fund the add-on acquisition of a tree farm in Washington State and repay Longview's outstanding bridge loan.

        On April 3, 2008, Brookfield Infrastructure acquired an additional 7.1% interest in Transelec for $134.9 million, increasing Brookfield Infrastructure's total ownership interest to 17.8%.

F-28 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

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

        Brookfield Infrastructure has placed funds on deposit with its parent. The interest earned on the deposits are at market terms. At December 31, 2009, the partnership's deposit balance with its parent was $49.9 million (December 31, 2008 $nil), and earned interest of $0.1 million for the year ($ nil million for the year ended December 31, 2008), at a rate of 0.625%.

        Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from other divisions of Great Lakes Power Limited ("GLPL"). These advances are non-interest bearing, unsecured and due on demand.

        At year end no amounts were due from related parties (as at December 31, 2008—nil) and $0.1 million was due to related parties (as at December 31, 2008—$1.7 million).

11.   TBE DIVESTITURE and DERIVATIVES AND HEDGING

        In September 2008, Brookfield Infrastructure exercised an option to sell its minority interest in Transmissoras Brasileiras De Energia ("TBE") to a Brazilian state owned utility. On June 30, 2009, the sale of the TBE interests was completed and Brookfield Infrastructure received proceeds of $245.2 million. Brookfield Infrastructure had entered into a foreign exchange hedge to lock in the projected proceeds in U.S. dollars in the prior year. During the year, Brookfield Infrastructure recorded a loss of $8.5 million from hedge settlements; however, since inception of the hedge program a total gain of $18.2 million was recorded within equity. The sale of TBE resulted in the recognition of a $68.2 million after tax gain on sale over book value, which includes gains recorded on the foreign exchange hedge which were released from accumulated other comprehensive income.

        Brookfield Infrastructure also hold certain instruments, primarily foreign currency forward contracts, for risk management purposes but without electing any form of hedge accounting.

        Brookfield Infrastructure had in place a forward contract to buy a notional amount of approximately £8 million as a hedge against its future additional investment in the Peterborough Hospital in the United Kingdom. Brookfield Infrastructure recorded a loss of $0.3 million as a current mark-to-market on the contract in the statement of operations for the year ended December 31, 2009 (2008—$0.3 million).

12.   PREFERRED SHARES

        The preferred shareholders are entitled to receive a preferential dividend equal to 6% of the preferred shares redemption value and are redeemable, in whole or in part, at an amount equal to

Brookfield Infrastructure Partners F-29

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

their redemption value plus accrued and unpaid dividends at any time after the tenth anniversary of their issuance.

13.   CORPORATE BORROWINGS

        Brookfield Infrastructure has a $200 million senior secured revolving credit facility used for general working capital including acquisitions. The facility is available on a revolving basis for one year unless extended in accordance with the terms of the credit agreement. All amounts outstanding under this facility will be repayable on June 13, 2011. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured by all of the asset so Brookfield Infrastructure and the guarantors. Loans under this facility accrue interest at a floating rate based on LIBOR plus 3.5%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility equal to 35% of the applicable margin per annum. As at December 31, 2009, $ nil was drawn on the credit facility (December 31, 2008—$139.5 million).

14.   SEGMENTED INFORMATION

        Brookfield Infrastructure's operating segments are utilities, fee for service and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (ANOI) a non-GAAP measure, which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items. The following table provides each segment's results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield

F-30 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

Infrastructure's ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

	Utilities		Fee for Service		Timber
FOR THE YEAR ENDED DECEMBER 31, 2009 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	100%	Partnership Share	Corporate	Total(1)
Revenues	$434.2	$116.7	$289.6	$56.9	$226.7	$77.4	$—
Cost attributed to revenues	(103.3)	(31.0)	(158.7)	(32.5)	(162.9)	(56.2)	(18.0)
Dividend income	3.5	3.5	—	—	—	—	1.7

Net operating income	334.4	89.2	130.9	24.4	63.8	21.2	(16.3)
Other income (expenses)	8.5	1.9	(6.7)	(1.6)	7.0	1.7	0.4
Gain on sale of investment (after-tax)	68.2	68.2	—	—	—	—	—
Interest expense	(107.5)	(29.6)	(48.3)	(8.8)	(79.1)	(25.7)	(5.4)
Cash taxes	(1.0)	(1.0)	(13.3)	(1.4)	0.6	0.2	—

Adjusted net operating income (ANOI)	302.6	128.7	62.6	12.6	(7.7)	(2.6)	(21.3)
Depreciation, depletion and amortization	(83.7)	(23.3)	(19.7)	(4.0)	(84.4)	(26.3)	(0.4)
Premium on refinancing	(15.7)	(2.8)	—	—	—	—	0.5
Unrealized (losses) gains on derivative instruments	(108.3)	(23.1)	—	—	—	—	2.4
Unrealized loss on investment	—	—	—	—	(39.6)	(11.9)	—
Deferred taxes and other items	(19.5)	(9.1)	(31.6)	(8.7)	44.7	14.8	22.3

Net income (loss)	$75.4	$70.4	$11.3	$(0.1)	$(87.0)	$(26.0)	$3.5	$47.8

	Utilities		Timber
FOR THE YEAR ENDED DECEMBER 31, 2008 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total(1)
Revenue	$367.7	$86.4	$368.4	$124.8	$—
Costs attributed to revenue	(59.0)	(15.8)	(239.0)	(81.8)	(14.0)
Dividend income	14.3	14.3	—	—	—

Net operating income	323.0	84.9	129.4	43.0	(14.0)
Other income (expense)	9.5	1.6	(1.2)	(0.5)	1.2
Interest expense	(93.2)	(21.1)	(90.6)	(29.0)	(4.3)
Cash taxes	(1.4)	(1.4)	(1.4)	(0.7)	—

Adjusted net operating income (ANOI)	237.9	64.0	36.2	12.8	(17.1)
Depreciation, depletion and amortization	(70.5)	(17.6)	(117.8)	(36.7)	—
Deferred taxes and other items	(41.7)	(6.5)	91.3	30.6	(1.5)

Net income (loss)	$125.7	$39.9	$9.7	$6.7	$(18.6)	$28.0

(1)
The majority of Brookfield Infrastructure's investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above tables presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

Brookfield Infrastructure Partners F-31

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

	Utilities		Timber
FOR THE YEAR ENDED DECEMBER 31, 2007 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total(1)
Revenue	$54.3	$35.5	$18.1	$6.1	$—
Dividend income	0.6	0.5	—	—	—
Costs attributed to revenue	(9.6)	(6.4)	(16.9)	(5.6)	—

Net operating income	45.2	29.6	1.2	0.5	—
Other income (expense)	3.0	0.3	(5.1)	(1.9)	—
Interest expense	(17.7)	(8.0)	(8.6)	(2.7)	—
Cash taxes	(4.5)	(4.5)	—	—	—

Adjusted net operating income (ANOI)	26.0	17.4	(12.5)	(4.1)	—
Depreciation, depletion and amortization	(14.4)	(8.0)	(5.8)	(1.8)	—
Deferred taxes and other items	(16.0)	0.4	(0.5)	(0.3)	8.4

Net (loss) income	$(4.4)	$9.8	$(18.8)	$(6.2)	$8.4	$12.0

15.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

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

        The payments for interest in respect of the First Mortgage Bonds for the next 5 years are as follows:

US$ MILLIONS	2010	2011	2012	2013	2014
	$6.5	$6.5	$6.5	$6.5	$6.5

        In the normal course of operations, Ontario Transmission operations has committed as at December 31, 2009 to spend approximately $50.0 million on capital projects in future years.

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

F-32 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007

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

        Brookfield Infrastructure acquired an interest in the Peterborough Hospital PPP project in the United Kingdom in 2008. The project is in the construction phase with construction expected to be complete in late 2011. Brookfield Infrastructure has a commitment to fund its share of the additional equity investment in the project totalling approximately £8 million, or $12 million.

16.   SUBSEQUENT EVENTS

        On January 28, 2010, subsequent to year end, the Brookfield sponsored infrastructure partnership, through which a portion of Brookfield Infrastructure's interests in DBCT and PD Ports is held, admitted a new limited partner resulting in the reduction in our ownership interest in these assets. In addition, Brookfield Infrastructure sold a 1.4% interest in DBCT to the new limited partner. In conjunction with the transaction, Brookfield Infrastructure received proceeds of $21.5 million, representing the original cost of these investments plus a notional interest charge.

Brookfield Infrastructure Partners F-33

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

As of December 31, 2009

F-34 Brookfield Infrastructure Partners

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED:

        We have audited the accompanying balance sheet of Brookfield Infrastructure Partners Limited (the "Company") as of December 31, 2009. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Brookfield Infrastructure Partners Limited as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
May 26, 2010

Brookfield Infrastructure Partners F-35

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

BALANCE SHEET

As of December 31, 2009

2009
Assets
Cash	$12,455
Investment in Brookfield Infrastructure Partners L.P.	1
Receivables and other	299,595

Total assets	$312,051

Liabilities and shareholders capital
Accounts payable	$334,904
Shareholders' deficit
Share capital	100
Retained earnings	(22,953)

Total liabilities and shareholders' deficit	$312,051

The accompanying notes are an integral part of these financial statements.

F-36 Brookfield Infrastructure Partners

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

NOTES TO BALANCE SHEET

1.     ORGANIZATION

        Brookfield Infrastructure Partners Limited (the "Company") was formed as a company limited by shares under the Companies Act 1981 of Bermuda pursuant to a memorandum of association dated May 17, 2007. The Company issued four shares of par value $1.00 each upon incorporation. The Company was incorporated to serve as the general partner of Brookfield Infrastructure Partners L.P.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America.

        In May 2009, the FASB issued ASC 855, Subsequent Events ("ASC 855") (formerly SFAS No. 165 Subsequent Events), which defines subsequent events as transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance defines two types of subsequent events: (i) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events); and (ii) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events). In addition, this guidance requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The guidance in ASC 855 is effective for periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's financial statements.

        We evaluate events and transactions that occur after the balance sheet date as potential subsequent events. We perform this evaluation through May 26, 2010 the date on which our financial statements were available to be issued.

3.     ACTIVITIES OF THE ENTITY

        The Company has receivables and payables incurred in the normal course of operations in its capacity as the general partner of Brookfield Infrastructure Partners L.P.

Brookfield Infrastructure Partners F-37

Consolidated financial statements of
ISLAND TIMBERLANDS LIMITED PARTNERSHIP
As of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009

F-38 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Brookfield Infrastructure Partners F-39

 Report of Independent Registered Chartered Accountants

To the Partners of
Island Timberlands Limited Partnership

        We have audited the consolidated balance sheets of Island Timberlands Limited Partnership (the "Partnership") as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income and accumulated other comprehensive income, partners' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

        The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
January 22, 2010

F-40 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. dollars)

	2009	2008	2007
	$	$	$
Sales	135,617	192,657	212,775

Operating costs and expenses
Manufacturing and production costs	91,740	128,269	139,576
Depreciation, depletion and amortization	12,238	18,437	20,263
Shipping and handling	11,317	8,412	—
Selling, general and administrative	7,807	8,944	9,001

	123,102	164,062	168,840

Operating income	12,515	28,595	43,935

Other expenses (income)
Interest expense	25,119	26,979	26,451
Other (income) expenses (Note 11)	(2,968)	1,108	(3,859)
Gain on sale of assets (Note 6)	(2,562)	(5,631)	(7,432)
Gains on sale of assets in Strathcona Helicopters Ltd. (Note 1)	(559)	(223)	—
Management fee—performance bonus (Note 4)	(12,375)	(35,923)	8,298

	6,655	(13,690)	23,458

Net income for the year	5,860	42,285	20,477

Allocated as follows:
Limited Partners interests	5,860	42,285	20,477
General Partner interest	—	—	—

	5,860	42,285	20,477

See accompanying notes to the consolidated financial statements.

Brookfield Infrastructure Partners F-41

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME

Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. dollars)

	2009	2008	2007
	$	$	$
Net income	5,860	42,285	20,477

Other comprehensive (loss) income
Amortization of gain on fair values of derivatives designated as cash flow hedges	(77)	(77)	(107)
Effect of foreign currency translation of foreign operation	18	(30)	15

Other comprehensive loss	(59)	(107)	(92)

Comprehensive income	5,801	42,178	20,385

Accumulated other comprehensive income, beginning of year	5,269	5,376	5,468
Other comprehensive loss	(59)	(107)	(92)

Accumulated other comprehensive income, end of year	5,210	5,269	5,376

See accompanying notes to the consolidated financial statements.

F-42 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY

Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. dollars)

			2009	2008	2007
	Limited Partners	General Partner	Total	Total	Total
	$	$	$	$	$
Partners' equity, beginning of year	470,450	6	470,456	433,394	452,128
Net income	5,860	—	5,860	42,285	20,477
Transitional adjustment	—	—	—	—	(23)
Distribution of proceeds from Strathcona Helicopters Ltd.	(559)	—	(559)	(223)	—
Distributions	—	—	—	(5,000)	(39,188)

	475,751	6	475,757	470,456	433,394
Accumulated other comprehensive income	5,210	—	5,210	5,269	5,376

Partners' equity, end of year	480,961	6	480,967	475,725	438,770

See accompanying notes to the consolidated financial statements.

Brookfield Infrastructure Partners F-43

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

As at December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

	2009	2008
	$	$
Assets
Current assets
Cash	2,487	6,998
Short-term investment	8,000	—
Accounts receivable	1,622	2,077
Inventories (Note 5)	23,315	26,984
Prepaid expenses	926	750

	36,350	36,809
Property, plant and equipment (Note 6)	106,384	106,797
Timberlands and logging roads (Note 7)	747,351	754,099
Long-term receivable (Note 4)	20,080	7,705

	910,165	905,410

Liabilities
Current liabilities
Accounts payable and accrued liabilities	16,262	16,718
Performance bonus—interest payable	—	1,073

	16,262	17,791
Other liabilities (Note 8)	4,743	4,020

	21,005	21,811

Long-term debt (Note 9)	410,000	410,000
Less: Debt issue costs	(1,807)	(2,126)

	408,193	407,874

	429,198	429,685

Partners' equity	480,967	475,725

	910,165	905,410

Contingencies (Note 14)
Commitments (Note 16)

See accompanying notes to the consolidated financial statements.

F-44 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of U.S. dollars)

	2009	2008	2007
	$	$	$
Operating activities
Net income for the year	5,860	42,285	20,477
Items not involving cash
Depreciation, depletion and amortization	12,238	18,437	20,263
Amortization of debt issue costs	319	319	346
Return of investment (Note 1)	(559)	(223)	—
Gain on sale of assets	(2,562)	(5,631)	(7,432)
Change in non-cash operating items
Accounts receivable	455	183	487
Management fee—performance bonus payable	(12,375)	(50,353)	2,648
Inventories	3,669	1,898	(5,821)
Prepaid expenses	(176)	274	(84)
Accounts payable and accrued liabilities	(1,529)	(6,288)	3,794
Other liabilities	664	(3,229)	355

	6,004	(2,328)	35,033

Investing activities
Acquisition of Timberland assets purchase price adjustment	—	—	5,188
Additions to property, plant and equipment, and timberlands and logging roads (Note 5)	(6,316)	(7,702)	(8,769)
Proceeds from sale of property and equipment	3,801	7,564	14,529
Proceeds from sale of assets in Strathcona Helicopters Ltd. (Note 1)	559	223	—

	(1,956)	85	10,948

Financing activities
Distributions to limited partners	—	(5,000)	(39,188)
Distribution of proceeds from Strathcona Helicopters Ltd. (Note 1)	(559)	(223)	—

	(559)	(5,223)	(39,188)

Increase (decrease) in cash	3,489	(7,466)	6,793
Cash, beginning of year	6,998	14,464	7,671

Cash, end of year	10,487	6,998	14,464

Cash consists of
Cash on hand on deposits	2,487	6,998	14,464
Short-term investments	8,000	—

	10,487	6,998	14,464

Supplemental cash flow information Interest paid	25,876	26,869	24,858

See accompanying notes to the consolidated financial statements.

Brookfield Infrastructure Partners F-45

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

1.    PRIMARY BUSINESS ACTIVITY

        Island Timberlands Limited Partnership ("Island" or the "Partnership") was formed pursuant to a limited partnership agreement (the "Agreement") made as of March 23, 2005 and as amended and restated as of May 27, 2005 for the purpose of carrying on the business of investment in, and management, operation, and disposition of timberlands in British Columbia, Canada and such other locales as may be approved in accordance with the Agreement.

        Island's assets consist primarily of timberlands, land, logging roads and equipment, and for part of the year, a 50% interest in Strathcona Helicopters Ltd. ("Strathcona"). All of the assets are located in the coastal region of British Columbia, Canada. The Partnership's principal business is growing and harvesting timber, and selling logs to worldwide markets. Island's secondary business interest is real estate development and sales.

        Island's interest in Strathcona was fully dissolved in November 2009 as a result of the winding up of this company which began in 2008. The decision by the Strathcona board was the result of Island and Western Forest Products Ltd. ("Western") being able to access equivalent services more cost effectively elsewhere in the marketplace.

2.    SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which in these circumstances conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as described in Note 19.

  (a)
  Basis of presentation

    The consolidated financial statements include the accounts of the Partnership and its interest in Strathcona through use of the proportionate consolidation method until the winding up of Strathcona was completed in November 2009, and all intercompany transactions and balances had been eliminated. These statements do not include all the assets, liabilities, revenues and expenses of Island's partners as Island is unincorporated.

    The functional currency of Island is the U.S. dollar.

    All currency amounts in these consolidated financial statements are in United States dollars ("U.S. dollars") unless otherwise stated.

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

F-46 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (c)
  Measurement uncertainties

    The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. On an ongoing basis management reviews its estimates based on currently available information. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include, among other things, but not limited to, the recoverability of accounts receivable, the estimated net realizable value of inventories, the expected economic lives of and the estimated future operating results and net cash flows from the timberlands and property, plant and equipment, the anticipated costs and timing of asset retirement obligations, and the valuation calculations which form the basis of Management Fee—Performance Bonus amounts (Note 4) to Brookfield Timberlands Management ("BTM"), an entity under common control.

    Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

  (d)
  Short-term investments

    Short-term investments are recorded at fair value and consist of term deposits held by a related party with initial terms to maturity of less than 90 days (Note 12 (ii)).

  (e)
  Accounts receivable

    Accounts receivable are stated net of an allowance for doubtful accounts, which are $Nil as at December 31, 2009 (2008—$24).

  (f)
  Inventories

    Logs and boomsticks are valued at the lower of average cost and net realizable value. Materials and supplies are valued at the lower of average cost and replacement cost.

    Island values log inventories at the lower of cost and net realizable value which is based on pooling logs as an aggregate product. The cost basis for produced logs is a weighted twelve month rolling average, one month in arrears, and adjusted as required for extraordinary events such as a market closure. Purchased logs are valued on a boom by boom basis at the lower of acquired cost and the net realizable value.

  (g)
  Financial instruments

    Private enterprises are not required to apply the following sections of the Canadian Institute of Chartered Accountants ("CICA") Handbook: 1530, 3862 and 3863 which would otherwise have been applied to the consolidated financial statements of the Partnership for the year

Brookfield Infrastructure Partners F-47

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

    ended December 31, 2009. The Partnership has elected to use this exemption but will continue to apply the requirements of CICA Sections 1530, 3855 and 3865.

  (h)
  Property, plant and equipment

    Property, plant and equipment are carried at cost less accumulated depreciation. Plant and equipment are depreciated on a straight-line basis at rates that reflect the economic lives of the assets resulting in the following annual rates:

Buildings	3%-5%
Plant and equipment	10%-20%

    Property, plant and equipment includes land that has been designated as having a higher value to non-timberland owners ("HBU land"). HBU land is not depreciated. Betterments to HBU land are capitalized and included as part of the special project or parcel of land until it is sold.

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

    Depletion of the timberlands is based on the volume of timber harvested in relation to the estimated timber to be available over the harvest cycle.

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

  (j)
  Asset retirement obligations

    Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related

F-48 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

    long-lived assets and are depreciated over the useful life of the asset. The obligation is accreted over time to the estimated amount ultimately payable, through charges to operations.

  (k)
  Debt issue costs

    Debt issue costs related to long-term debt are deferred and amortized over the respective terms of the debt to maturity.

  (l)
  Revenue recognition

    Revenue is derived primarily from the sale of logs and related products and services. The Partnership recognizes sales to external customers when significant risks and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectibility is reasonably assured.

  (m)
  Shipping and handling costs

    Island classifies shipping and handling costs in cost of products sold in the consolidated statement of operations.

  (n)
  Income taxes

    The partners are individually liable for any taxes related to their respective shares of the Partnership's taxable income. Accordingly, no provision for income taxes is required, except for the Partnership's share of the provision for income taxes of Strathcona.

  (o)
  Future accounting changes

    Convergence with International Financial Reporting Standards

    In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards ("IFRS") over a transitional period currently expected to be complete by 2011. The Partnership has elected the option to early adopt IFRS and as a result will be accounting and preparing statements in accordance with those reporting standards beginning January 1, 2010.

3.    CHANGES IN ACCOUNTING POLICIES

        Effective January 1, 2009, Island adopted the following new accounting standards and recommendations issued by the CICA.

  (a)
  Capital disclosures

    Island adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures. This section requires the disclosure of information about externally imposed capital requirements. The required disclosures are included in Note 17. The adoption of this section had no impact on the consolidated financial statements.

Brookfield Infrastructure Partners F-49

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

3.    CHANGES IN ACCOUNTING POLICIES (Continued)

  (b)
  Goodwill and intangible assets

    Section 3064, Goodwill and Intangible Assets, replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-orientated enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard does not have a material impact on Island's consolidated financial statements.

4.    MANAGEMENT FEE—PERFORMANCE BONUS

        Pursuant to the terms of the Management Agreement (the "Agreement") between Island and BTM, management fees are payable to BTM as compensation for the services provided by BTM on behalf of Island. These fees are comprised of a base management fee which is payable quarterly, and a performance fee which becomes payable annually upon the achievement of specified performance thresholds.

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

        In May 2007, the 2006 performance fee payable to BTM was finalized at $39.5 million. This fee was payable in installments over a 7 year-period, bearing interest at a rate of 6.02%. The performance fee payment in the year ended December 31, 2008 for the second instalment of the 2006 performance fee was $5.7 million (2007—$5.7 million for the first instalment of the 2006 performance fee) along with a performance fee interest payment of $2.0 million during the year.

        In 2007 an additional performance fee payable was calculated. It was finalized and fully paid during 2008 in the amount of $8.8 million.

        In 2008, as a result of a change in management's estimates in the fee payable based on cash distributions and independent business valuations a total of $35.9 million was recorded as an accrued clawback. The clawback provision resulted in an estimated long-term receivable of $7.7 million at December 31, 2008.

        During the year ended December 31, 2009, the accrued clawback was increased by $12.4 million resulting in a long-term receivable of $20.1 million. The final performance bonus will be calculated on December 31, 2010 and will be settled in 2011.

        Any obligation is considered subordinate to the Senior Bonds, and accordingly would not be included in calculating compliance with the covenants of the Trust Indenture. As long as the

F-50 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

4.    MANAGEMENT FEE—PERFORMANCE BONUS (Continued)

Partnership remains in compliance with the covenants stated in the Trust Indenture, payments may be made on the management fee payable should such an obligation exist.

5.    INVENTORIES

	2009	2008
	$	$
Logs and boomsticks	22,030	25,642
Materials and supplies	1,285	1,342

	23,315	26,984

6.    PROPERTY, PLANT AND EQUIPMENT

			2009	2008
	Cost	Accumulated depreciation	Net book value	Net book value
	$	$	$	$
HBU and other land	104,006	—	104,006	103,852
Buildings	1,134	613	521	711
Plant and equipment	4,721	2,864	1,857	2,234

	109,861	3,477	106,384	106,797

        In the year ended December 31, 2009, Island sold HBU and other land for net proceeds of $3,241 (2008—$5,983, 2007—$14,446), realizing a gain of $2,058 (2008—$4,112, 2007—$7,349). Island also sold plant and equipment for net proceeds of $560 (2008—$1,581, 2007—$83) and realized a gain of $504 (2008—$1,519, 2007—$83).

7.    TIMBERLANDS AND LOGGING ROADS

			2009	2008
	Cost	Accumulated depletion and amortization	Net book value	Net book value
	$	$	$	$
Timberlands	790,068	62,725	727,343	736,975
Reforestation	16,722	—	16,722	14,016
Logging roads	21,990	18,704	3,286	3,108

	828,780	81,429	747,351	754,099

Brookfield Infrastructure Partners F-51

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

8.    OTHER LIABILITIES

	2009	2008
	$	$
Restructuring liabilities	4,220	3,636
Asset retirement obligations	523	384

	4,743	4,020

        Pursuant to the timberland acquisition from Weyerhaeuser Company Limited ("WYL"), Island was obligated to reimburse Cascadia Forest Products Ltd. ("Cascadia") (now Western, a company under common control of one of the limited partners) for certain restructuring and severance costs related to closure activities. That obligation was settled in 2008 with a final payment of $0.3 million.

        At the time of acquisition, Island also assumed responsibility for certain property subdivisions and environmental obligations that could potentially arise pursuant to the subdivision process. In 2009, no revisions were made to the estimated future cost. The projected obligations are measured in Canadian dollars, the change in balance sheet amounts is wholly a factor of change in foreign exchange from year to year.

9.    DEBT

	2009	2008
	$	$
U.S. secured bonds repayable on August 30, 2015, interest at 5.58%	100,000	100,000
U.S. secured bonds repayable on August 30, 2025, interest at 6.17%	210,000	210,000
U.S. secured bonds repayable on August 30, 2030, interest at 6.27%	100,000	100,000

	410,000	410,000

        The bonds are payable to Island Timberlands Finance Corp. ("IT Finance"), an entity under common control. The bonds are secured by a fixed and floating charge over the Partnership assets and covenants exist that restrict the Partnership's ability to create additional encumbrances and incur further debt. A debt service reserve account equal to six months' interest has been guaranteed by issuing two secured irrevocable letters of credit aggregating $12,382. The fair value of the long-term debt at December 31, 2009 has been estimated by management at $359,677 (2008—$417,987).

        The Partnership maintains a $30 million demand secured operating credit facility. There were no borrowings on the facility at December 31, 2009. At December 31, 2009, the Partnership had six letters of credit totaling $12.5 million outstanding under the credit facility.

F-52 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

10.    PARTNERS' EQUITY

	Number of units authorized and issued	Participation %
Limited Partners interests	53,168,984	99.999
General Partner interest	1	0.001

11.    OTHER NON-OPERATING EXPENSES/(INCOME)

	2009	2008	2007
	$	$	$
Interest income	(73)	(298)	(733)
Statutory right of way sale	(1,671)	—	—
Financing fees	499	210	—
Foreign exchange (gain) loss	(2,035)	2,458	(2,702)
Remediation costs	—	208	—
Severance	323	287	(181)
Changes in estimated restructuring liabilities (Note 8)	—	(1,647)	—
Other	(11)	(110)	(243)

	(2,968)	1,108	(3,859)

12.    RELATED PARTY TRANSACTIONS

        In addition to the related party transactions disclosed elsewhere, the Partnership had the following transactions with related parties which have been recorded at the exchange amounts agreed to by the parties:

  (i)
  Island engages in various transactions with Western, an entity under common control. During the year, each entity purchased and sold logs, as well as boom gear, to each other. These transactions were recorded at the exchange amount determined with reference to current market pricing. As well, certain overhead and administrative fees were charged between Island and Western for services that are provided from one entity to the other. During the year, Island billed $18,848 (2008—$21,376, 2007—$16,041) to Western and recognized billings from Western in the amount of $923 (2008—$1,618, 2007—$8,644).

  (ii)
  Pursuant to the WYL asset purchase agreement, the Partnership provided a limited guarantee in favour of WYL of the obligations of Western under the WYL asset purchase agreement (the "Island Guarantee"). Western has agreed to indemnify the Partnership in respect of any liability that it incurs under the Island Guarantee. As security for the indemnity, Western has assumed responsibility for a debenture, originally issued by Cascadia, in the amount of $100,000 in favour of the Partnership, which charges all of Western's purchased Cascadia real property and grants a security interest over all such present and after-acquired personal property. The debenture places certain restrictions on Western of the type typically found in

Brookfield Infrastructure Partners F-53

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

12.    RELATED PARTY TRANSACTIONS (Continued)

    grants of security of this nature, including restrictions on the ability to make distributions to its shareholders without the consent of the Partnership.

  (iii)
  Island engaged BTM for management services pursuant to the Agreement. During the year, Island was billed $1,971 (2008—$2,273, 2007—$2,316) for these services. The 2009 billings exclude any performance bonus related charges identified in Note 4.

  (iv)
  Under a loan agreement with IT Finance, Island incurred interest payments in the amount of $24,807 (2008—$24,807, 2007—$24,807).

  (v)
  Under an agreement with Brookfield, on the sale of Cascadia in 2006, Island received an amount equivalent to the excess of the sale proceeds over $100,00 plus carrying costs from May 26, 2005. Along with the estimate of $4,649 recorded at December 31, 2006, an additional excess amount of $539 was recorded in 2007 as a reduction of the purchase price paid by Island for the acquisition of the Timberland assets. The full amount of $5,188 was received by Island during 2007.

  (vi)
  The wind up of Strathcona was completed in November 2009 and as a result Island did not utilize Strathcona for helicopter transport services in 2009 (2008—$239, 2007—$1,079).

  (vii)
  Island engaged a Brookfield Asset Management, Inc. ("Brookfield") affiliate, Carma Developers LP ("Carma"), to assist in advancing various HBU development opportunities. During the year, Island was billed $1,321 (2008—$845, 2007—$501) by Carma for their direct services plus the costs of external consultants engaged by Carma on Island's behalf. All costs were capitalized to HBU and other land.

  (viii)
  At December 31, 2009, Island had two term deposits bearing interest at 0.8%, maturing on January 11, 2010, held by Brookfield, 50% partner of Island.

  (ix)
  The following receivable (payable) balances with entities under common control are outstanding at the end of the year:

	2009	2008
	$	$
Western	39	(15)
Carma	(70)	(83)
Brookfield	28,080	6,632
IT Finance	(8,262)	(8,269)
Strathcona	—	—

	19,787	(1,735)

13.    EMPLOYEE BENEFIT PLANS

        Island maintains a defined contribution employee pension plan for salaried employees and contributes to an industry plan for hourly employees. Pension expense for the year was $669 (2008—$757, 2007—$701).

F-54 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

14.    CONTINGENCIES

        Island is subject to legal claims in the ordinary course of its business. Although there can be no assurance as to the disposition of these matters, it is the opinion of Island's management, based upon the information currently available, that the expected outcome of these matters, individually or in aggregate, will not have a material adverse effect on the results of operations or financial condition of the Partnership.

15.    SEGMENT INFORMATION

        Island manages its business as a single operating segment (Note 1). All of the operations and assets are located in British Columbia.

	2009	2008	2007
	$	$	$
Sales by location of customer
Canada	41,126	67,416	73,365
United States	16,349	33,587	72,152
Asia	78,142	91,654	67,258

	135,617	192,657	212,775

Sales by product line
Logs and related service	135,617	192,690	212,280
Other	—	(33)	495

	135,617	192,657	212,775

16.    COMMITMENTS

        At December 31, 2009, the Partnership was committed to payments under operating leases for equipment and office premises through to 2013. Annual future minimum payments over the term of these commitments are as follows:

$
2010	3,689
2011	2,350
2012	1,485
2013	1,054

8,578

Brookfield Infrastructure Partners F-55

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

17.    CAPITAL DISCLOSURES

        The Partnership is subject to externally imposed capital requirements pursuant to its debt financing with a financial institution. Prior to declaring or making distributions to partners, the debt financing requires the Partnership to maintain certain bank covenant ratio requirements as specified in the loan agreement with the financial institution (Note 9).

18.    FINANCIAL INSTRUMENTS

  (a)
  Fair values

    The Partnership's financial instruments consists of cash, short-term investments, accounts receivable, accounts payable and long-term debt. The carrying values of short-term investments, accounts receivable and accounts payable approximate their fair values due to the short term to maturity of these instruments. The estimated fair value of the long-term debt is disclosed in Note 9.

  (b)
  Credit risk

    Island is exposed to credit risk on accounts receivable, which are primarily from certain customers granted payment terms. To manage its credit risk, Island regularly reviews credit limits and account balances. With most customers, possession, title, and risk pass after receipt of payment which further reduces credit risk.

  (c)
  Foreign exchange risk

    The majority of the Partnership's operational costs and expenses are incurred in Canadian dollars. Therefore, an increase in the value of the Canadian dollar relative to the US dollar increases the expense in US dollar terms.

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Partnership's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from US GAAP. There are no material measurement differences that would affect these financial statements had they been prepared in accordance with US GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated financial statements.

  (a)
  Joint ventures

    The Partnership accounts for its investments in Strathcona using the proportionate consolidation method. Under US GAAP, this investment would be accounted for using the equity method. This difference does not affect net income (loss).

F-56 Brookfield Infrastructure Partners

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    The following summarizes the Partnership's proportionate interest in Strathcona including intercompany revenue and expenses.

	2009	2008	2007
	$	$	$
Income (loss)
Revenues	—	(33)	496
Expenses	(436)	(398)	497

Net income	436	365	(1)

Cash flows (used in) provided by
Operating activities	82	(911)	22
Investing activities	477	1,404	(22)
Financing activities	(559)	(493)	—
  (b)
  Consolidated cash flows

    Under US GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that the interest in Strathcona would be shown as an equity investment and not proportionately consolidated.

  (c)
  Presentation of consolidated financial statements

    Under US GAAP, certain presentation adjustments would be required. Within the statement of operations, the following items include other expense (income), gain on sale of assets and management fee—performance bonus would be presented as an operating item. These adjustments have no impact on partners' equity or net income.

  (d)
  Fair value measurement

    In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 ("SFAS No. 157"), Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Partnership has adopted the provisions of SFAS No. 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS No. 157 did not materially impact its financial condition, results of operations, or cash flow, the Partnership is now required to provide additional disclosures as part of its financial statements.

    SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are

Brookfield Infrastructure Partners F-57

ISLAND TIMBERLANDS LIMITED PARTNERSHIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2009 and 2008
(Expressed in thousands of U.S. dollars)

19.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Partnership's financial assets and liabilities which required fair value measurement consisted of short-term investments, all of which used Level 2 inputs to measure fair value, and cash which was measured using Level 1 inputs. No Level 3 inputs were used to measure fair value of the Partnership's financial assets or liabilities.

  (e)
  Recent accounting pronouncements—US GAAP

    The Fair Value Option for Financial Assets and Financial Liabilities

    In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS 159"). This statement gives entities the option to measure certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for fiscal year beginning January 1, 2008. The adoption of SFAS 159 did not have a material impact on its financial condition or results of operations.

    In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Partnership believes the adoption of SFAS 162 will not have a material impact on its financial condition, results of operations or cash flows.

    In May 2009, the FASB issued guidance intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance requires disclosure of the date through which the Partnership has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. This guidance is included in ASC 855, Subsequent Events, and was effective for the Partnership in the third quarter of fiscal 2009 (June 30, 2009). The adoption of this guidance had no impact on the Island's financial condition and results of operations.

F-58 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

Consolidated Financial Statements as of
December 31, 2009 and 2008, and for the years
ended December 31, 2009 and 2008, and for the
period April 20 to December 31, 2007, and
Independent Auditors' Report

Brookfield Infrastructure Partners F-59

 LONGVIEW TIMBER HOLDINGS, CORP.

Page
INDEPENDENT AUDITORS' REPORT	F-61
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008, AND FOR THE PERIOD APRIL 20, TO DECEMBER 31, 2007:
Balance Sheets	F-62
Statements of Operations	F-63
Statements of Cash Flows	F-64-5
Statements of Equity	F-66
Notes to Consolidated Financial Statements	F-67-82

F-60 Brookfield Infrastructure Partners

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Longview Timber Holdings, Corp.
Longview, Washington

        We have audited the accompanying consolidated balance sheets of Longview Timber Holdings, Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for the years ended December 31, 2009 and 2008, and the period April 20 to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations, equity, and its cash flows for the years ended December 31, 2009 and 2008, and for the period April 20 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

February 26, 2010

Brookfield Infrastructure Partners F-61

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,398	$23,682
Accounts and notes receivable—net	3,528	5,296
Deferred tax assets (Note 7)	425	1,303
Inventories (Note 2)	5,097	6,582
Prepaid expenses and other current assets	693	2,331

Total current assets	33,141	39,194
PROPERTY, PLANT, AND EQUIPMENT—Net (Note 3)	2,708	3,446
TIMBER, TIMBERLANDS, AND LOGGING ROADS—Net (Note 4)	1,856,295	1,923,849
INVESTMENT (Note 5)	705	705
DEFERRED DEBT ISSUANCE COSTS (Note 6)	10,457	12,734

TOTAL	$1,903,306	$1,979,928

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,988	$3,462
Accounts payable—related party (Note 11)	3,656	2,212
Other tax payable	1,641	765
Other accrued liabilities (Note 8)	11,580	12,197
Other accrued liabilities—related party (Note 11)	—	1,801

Total current liabilities	18,865	20,437
LONG-TERM DEBT (Note 9)	1,070,000	1,070,000
LONG-TERM DEBT—Related party (Note 11)	—	220,575

Total liabilities	1,088,865	1,311,012

EQUITY:
Non-controlling interests (Note 13)	9,856	10,679
Shareholders' equity (Note 14)	804,585	658,237

Total equity	814,441	668,916

TOTAL	$1,903,306	$1,979,928

See notes to consolidated financial statements.

F-62 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2009 and 2008
and the Period April 20 to December 31, 2007
(Dollars in thousands)

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2008	For the period Apr. 20, 2007 to Dec. 31, 2007
NET SALES	$102,966	$174,225	$121,224
COSTS AND EXPENSES:
Cost of goods sold	55,794	91,934	60,976
Depletion, depreciation, and amortization	72,223	99,380	67,609

GROSS LOSS	(25,051)	(17,089)	(7,361)
SELLING, ADMINISTRATIVE AND GENERAL EXPENSES	17,995	22,766	15,182

OPERATING LOSS	(43,046)	(39,855)	(22,543)

OTHER INCOME (EXPENSE):
Interest income	470	763	3,078
Interest expense	(75,827)	(80,935)	(76,987)
Other income—net	145	5,494	491
Loss on sale of assets	(133)	(797)	—
Gain (loss) on sale of higher and better use lands	944	(1,398)	—

Total interest and other expense	(74,401)	(76,873)	(73,418)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(117,447)	(116,728)	(95,961)

PROVISION FOR TAXES (NOTE 7):
Current	24	(1,444)	(34)
Deferred	(945)	(414)	(189)

Total provision for taxes	(921)	(1,858)	(223)

DISCONTINUED OPERATION:
Income from operations (Net of taxes $346)			538
Loss on sale of assets			(884)

NET LOSS	(118,368)	(118,586)	(96,530)
Less—net loss attributable to non-controlling interest	(1,027)	(957)	(827)

NET LOSS ATTRIBUTABLE TO LONGVIEW TIMBER HOLDINGS, CORP.	$(117,341)	$(117,629)	$(95,703)

See notes to consolidated financial statements.

Brookfield Infrastructure Partners F-63

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008
and the Period April 20 to December 31, 2007
(Dollars in thousands)

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2008	For the period Apr. 20, 2007 to Dec. 31, 2007
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(118,368)	$(118,586)	$(96,530)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depletion, depreciation, and amortization	72,223	99,380	67,609
Amortization of deferred debt issuance costs	2,233	1,425	—
Loss on sale of assets	133	797	—
(Gain) loss on sale of higher and better use lands	(944)	1,398	—
Loss on sale of assets from discontinued operation	—	—	884
Loss on derivative valuation	4,308	3,231	10,883
Deferred income taxes	945	414	535
Termination of interest rate swap agreements	—	(53,447)	—
Change in assets and liabilities:
Accounts and notes receivable—net	1,768	(304)	(4,991)
Inventories	(667)	876	(2,410)
Prepaid expenses and other current assets	580	808	73
Other non-current assets	922	(559)	(1,826)
Accounts payable and other accrued liabilities	(2,091)	9,743	8,876
Other accrued liabilities—related party	(357)	(3,577)	21,078
Other tax payable	(69)	247	(2,542)

Cash (used in) provided by in operating activities	(39,384)	(58,154)	1,639

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Acquisition, net of cash acquired of $78			(2,226,499)
Disposal of Manufacturing Operations, net of cash transferred of $5			293,318
Additions to capital assets	(5,227)	(175,303)	(2,387)
Proceeds from the sale of fixed assets—net of selling costs	5,316	7,120	—

Cash provided by (used in) investing activities	89	(168,183)	(1,935,568)

(Continued)

F-64 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2009 and 2008
and the Period April 20 to December 31, 2007
(Dollars in thousands)

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2008	For the period Apr. 20, 2007 to Dec. 31, 2007
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Repayment of bridge loan	$—	$(1,200,000)	$(150,000)
Proceeds from bridge loan	—	—	$1,350,000
Proceeds from long-term debt	—	1,070,000	—
Repayment of short term-borrowings	—	—	(14,500)
Interest capitalized into principal—related party	17,043	—	—
Proceeds from long-term debt—related party	—	15,787	200,000
Proceeds from bridge loans—related party	—	256,475	—
Repayment of bridge loans—related party	—	(256,475)	—
Additions to deferred debt issuance costs	—	(10,704)	—
Issuance of common stock	21,780	330,172	835,978
Issuance of preferred stock			85
Non-controlling interest	204	3,460	9,003
Dividends	(16)	(4,644)	(250,689)

Cash provided by financing activities	39,011	204,071	1,979,877

CHANGE IN CASH AND CASH EQUIVALENTS	(284)	(22,266)	45,948
CASH AND CASH EQUIVALENTS—Beginning of year	23,682	45,948	—

CASH AND CASH EQUIVALENTS—End of year	$23,398	$23,682	$45,948

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$54,306	$71,938	$51,837

Cash paid for taxes	$850	$1,500	$—

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Long-term debt related party repayment	$237,617	$—	$—

Long-term debt related party interest capitalized into principal	$17,043	$3,788	$—

Long-term debt related party fee capitalized into principal	$—	$1,000	$—

(Concluded)

See notes to consolidated financial statements.

Brookfield Infrastructure Partners F-65

LONGVIEW TIMBER HOLDINGS, CORP
CONSOLIDATED STATEMENTS OF EQUITY
For the years ended December 31, 2009, 2008
and period April 20 to December 31, 2007
(Dollars in thousands)

	Shareholders' Equity
	Preferred Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Accumulated Deficit		Noncontrolling Interest
	Shares	Amount	Shares	Amount					Total
Balance—April 20,2007	—	$0	—	$0	$0	$0	$0	$0	$0
Issuance of common stock	—	—	7,765,850	78	835,900		—	9,003	844,981
Issuance of preferred stock	125	125				(40)			85
Change in fair value of derivative intruments	—	—	—	—	—	—	(21,241)	—	(21,241)
Net loss	—	—	—	—	—	(95,703)	—	(827)	(96,630)

Comprehensive loss	—	—	—	—	—	—	—	—	(117,771)
Dividends	—	—	—	—	—	(250,689)	—	—	(250,689)

Balance—December 31, 2007	125	125	7,765,850	78	835,900	(346,432)	(21,241)	8,176	476,606
Issuance of common stock	—	—	3,254,326	33	330,139	—	—	3,625	333,797
Change in fair value of derivative intruments	—	—	—	—	—	—	(18,092)	—	(18,092)
Net loss	—	—	—	—	—	(117,629)	—	(957)	(118,586)

Comprehensive loss	—	—	—	—	—	—	—	—	(136,678)
Dividends	—	—	—	—	—	(4,644)	—	(165)	(4,809)

Balance—December 31, 2008	125	125	11,020,176	111	1,166,039	(468,705)	(39,333)	10,679	668,916
Issuance of common stock	—	—	3,027,266	30	259,367	—	—	220	259,617
Amortization of derivative valuation loss	—	—	—	—	—	—	4,308	—	4,308
Net loss	—	—	—	—	—	(117,341)	—	(1,027)	(118,368)

Comprehensive loss	—	—	—	—	—	—	—	—	(114,060)
Dividends	—	—	—	—	—	(16)	—	(16)	(32)

Balance—December 31, 2009	125	$125	14,047,442	$141	$1,425,406	$(586,062)	$(35,025)	$9,856	$814,441

See notes to consolidated financial statements.

F-66 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES

Nature of Business:

        General—Longview Timber Holdings, Corp. ("Timber") is a real estate investment trust ("REIT") engaged in the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale. All of the facilities are located in the United States ("U.S."). Timber owns and manages approximately 652,000 acres of valuable timberlands in the Pacific Northwest composed primarily of softwoods.

        A REIT is a company that derives most of its income from investments in real estate, which includes timberlands. A corporation that qualifies as a REIT generally will not be subject to corporate taxes on income and gains from investments in real estate to the extent that it distributes such income and gains to its shareholders. The principal REIT qualifying investment of Timber consists of timberlands. As a REIT, Timber will be required to pay federal corporate income tax on earnings from non-real estate investments and on earnings from real estate investments that are not distributed to its shareholders.

        Background—On February 2, 2007, Brookfield Asset Management Inc. ("Brookfield") and Longview Fibre Company entered into an agreement and plan of merger whereby Brookfield would acquire all of Longview Fibre Company's outstanding common shares for $24.75 per share in cash and would assume all existing debt (the "Acquisition"). The shareholders approved the Acquisition and the sale was closed on April 20, 2007. Brookfield established Timber, Longview Timber Holdings LLC, and Longview Timber LLC, to own the timber operations. Longview Timberlands LLC and Longview Timber, Corp. were established as subsidiaries of Longview Fibre Company. Longview Timberlands LLC and Longview Timber, Corp. were additionally established as subsidiaries of Longview Fibre Company on May 31, 2007. The shares of the wholly-owned subsidiary, Longview Fibre Paper and Packaging, Inc., that conducted the manufacturing operations were sold subsequent to the Acquisition to a related party.

        On November 4, 2008, Timber purchased approximately 67,600 acres in Washington from Mid-Valley Resources Inc., a subsidiary of Hampton Affiliates ("Hampton Purchase"), a large timber company, for $163 million.

Brookfield Infrastructure Partners F-67

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

        Ownership Structure—Following the close of the Acquisition by Brookfield, the following ownership structure was formed:

Company	Ownership
Longview Timber Holdings, Corp. ("Timber")	Longview Timber Holdings, Corp. owns 100% of Longview Timber Holdings LLC
Longview Timber Holdings LLC	Longview Timber Holdings LLC owns 99% of Longview Timber LLC
Remaining 1% is owned by a Brookfield subsidiary
Longview Timber LLC	Longview Timber LLC owns 100% of Longview Fibre Company—Longview REIT
Longview Timber LLC owns 1% of Longview Timberlands LLC
Longview Fibre Company	Longview Fibre Company owns 99% of Longview Timberlands LLC
Longview Fibre Company owns 100% of Longview Timber, Corp—a taxable subsidiary

        Longview Timberlands LLC owns and manages substantially all of the timberlands and properties of Timber. Longview Timber, Corp. owns various harvesting assets and conducts the timber brokerage activities of Timber.

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

(USD million)	April 20, 2007
Timber Operations	$1958
Manufacturing Operations	294

Total	$2,252

        Subsequent to the Acquisition, the Manufacturing Operations were sold to a related party for total proceeds of $253 million, including $92 million of debt (see Note 17). Additionally and immediately after the Acquisition, the Manufacturing Operations sold eight converting facilities located in the central and eastern United States to a third party for net proceeds of $48 million.

F-68 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

        The purchase price of the Timber Operations was allocated based upon fair values to the following classes of assets and liabilities:

(USD million)	April 20, 2007
Current assets	$23
Capital assets	$1,938
Other non-current assets	$10
Current liabilities	$(10)
Other non-current liabilities	$(3)

Total	$1,958

        Basis of Presentation—The consolidated financial statements presented herein are those of Timber and its subsidiaries, and are derived from the records of such entities after the elimination of intercompany balances and transactions. Reference to Timber also includes, as applicable, reference directly or indirectly to any of its subsidiaries.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and highly liquid investments purchased with maturities of three months or less at date of acquisition.

        Accounts and Notes Receivable and Allowance for Doubtful Accounts—Accounts and notes receivable are comprised mainly of trade accounts receivable primarily from the sale of products on credit. Credit is extended to customers based on an evaluation of their financial condition. The adequacy of the allowance for doubtful accounts is based on historical experience and past due status, in addition to management's evaluation of material customer accounts including ability to pay, bankruptcy, payment history, and other factors.

        Bad debt expense associated with uncollectible accounts was $292 thousand, $32 thousand, and $61 thousand for the periods ended December 31, 2009, 2008, and 2007 respectively.

        Inventories—Inventories are stated at the lower of cost or market. If actual demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. Cost is determined on a first-in, first-out basis except for supplies, which are stated using the average cost method.

        Timber, Timberlands, and Logging Roads; Timber Depletion and Logging Roads Amortization—Timber, timberlands and logging roads are stated at cost, net of accumulated depletion and amortization. Timber, upon reaching the age of 35 years, is considered merchantable and available for harvesting, with all timber younger than 35 years of age being classified as premerchantable. Timber is tracked on a county-by-county basis whereby capital costs and estimated recoverable timber volumes are accumulated in the county in which the related timber is located. Expenditures for reforestation, including costs such as site preparation, tree planting, fertilization and herbicide application for the two years after planting, are capitalized and depleted as timber is harvested. After two years of age,

Brookfield Infrastructure Partners F-69

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

plantation maintenance and tree farm management costs, consisting of recurring items necessary to the ownership and administration of the timber and timberlands, are recorded as a current period expense.

        Provision for depletion of merchantable timber represents a charge per unit of production ("depletion rate") applied to actual harvest volumes. A single depletion rate is applied to all merchantable timber regardless of its age, species or quality in any particular case. A separate depletion rate was determined and applied specifically for the timberlands acquired in the Hampton Purchase. The depletion rates are validated to a computer growth index model that tracks the timber volumes through the growth cycle and is based upon actual growth rates from permanent timber growth plots throughout the Pacific Northwest. The depletion rates will be adjusted periodically for timber maturity, estimated growth, and actual harvest volumes and when there is a significant acquisition or disposition.

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

        Gains or losses on timberland exchanges are recognized in earnings when the exchange has commercial substance, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 845 Nonmonetary Transactions (formerly the Statement of Financial Accounting Standards ("SFAS") No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29). An exchange is considered to have commercial substance when future cash flows are expected to change significantly as a result of the exchange.

        Property, Plant and Equipment, and Depreciation—Property, plant and equipment are recorded at cost, net of accumulated depreciation. Plant and equipment, include those additions and improvements that add to production capacity or extend useful life. Cost includes interest capitalized during the construction period on all significant asset acquisitions. Impairment is reviewed annually, or whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recovered pursuant to ASC 360 Property, Plant and Equipment (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). Impairment evaluates whether or not the undiscounted future cash flows generated by an asset will exceed its carrying value. If estimated future cash flows indicate the carrying value of an asset or group of assets may not be recoverable, impairment exists, and the asset's net book value is written down to its estimated fair value. When properties are sold or otherwise disposed of, the cost and the related accumulated depreciation are removed from the respective accounts, and the resulting profit or loss is recorded in income. The costs of maintenance and repairs are charged to income when incurred.

        Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of assets range from 40 years for buildings to 4 to 10 years for machinery and equipment.

F-70 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

        Revenue Recognition—Revenues are recognized from sales to customers when title and risk of loss pass to the customer and when the sales price is fixed or determinable. For substantially all sales, ownership transfers upon receipt by customers of logs ("FOB-destination") or upon shipment to customers of logs ("FOB-shipping point").

        Recent Accounting Pronouncements and Developments—In September 2006, FASB issued ASC 820, Fair Value Measurements and Disclosures ("ASC 820") (formerly SFAS No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not impose fair value measurements on items not already accounted for at fair value; rather, it applies, with certain exceptions, to other accounting pronouncements that either require or permit fair value measurements. The provisions of ASC 820 became effective for fiscal years beginning after November 15, 2007. Timber adopted the provisions of ASC 820 for assets and liabilities recognized at fair value on a recurring basis effective January 1, 2008, and the adoption of ASC 820 did not have a material impact on Timber's consolidated financial statements.

        In December 2007, the FASB issued authoritative guidance, included in ASC 810, Consolidations (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) effective for periods beginning on or after December 15, 2008, that establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Timber adopted this guidance during fiscal year 2009. As a result, Timber has presented non-controlling interest as a separate component of equity on the consolidated balance sheets, previously included in long-term liabilities on the consolidated balance sheets. Timber has presented net income attributable to non-controlling interest separately on the consolidated statements of operations; previously these amounts were reported as other income—net on the consolidated statements of operations.

        In May 2009, the FASB issued ASC 855, Subsequent Events ("ASC 855") (formerly SFAS No. 165 Subsequent Events), which defines subsequent events as transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance defines two types of subsequent events: (i) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events); and (ii) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events). In addition, this guidance requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The guidance in ASC 855 is effective for periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on Timber's consolidated financial statements.

        In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles, ("ASC 105") (formerly SFAS No. 168, Accounting Standards Codification). ASC 105 establishes the ASC as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. ASC 105 is effective for interim and annual financial periods ending after September 15, 2009. The adoption of this

Brookfield Infrastructure Partners F-71

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

1.    SUMMARY OF ACCOUNTING POLICIES (Continued)

standard as of January 1, 2009 did not have a material effect on Timber's consolidated financial statements.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        Subsequent Events—Timber has evaluated subsequent events in accordance with ASC 855, Subsequent Events, through February 26, 2010, which is the date the consolidated financial statements were issued noting no impact on the consolidated financial statements or disclosures.

        Liquidity Risk—Timber's objective in managing liquidity risk is to maintain sufficient reserves to meet operational and investing requirements at any point in time. Management assesses the nature and timing of discretionary payments and harvest levels to mitigate any impact on the financial condition or results of operations. Timber expects sufficient liquidity to meet its obligations and has the ability to issue additional shares of common stock to fund operations, if necessary.

2.    INVENTORIES

        Inventories at December 31, 2009 and 2008 consisted of the following (dollars in thousands):

	2009	2008
Logs	$1,258	$1,787
Seed, cones, seedling budcaps	741	365
Rock and gravel	1,436	1,411
Nursery bed stock	1,447	2,773
Supplies	215	246

Total inventories	$5,097	$6,582

F-72 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

3.    PROPERTY, PLANT AND EQUIPMENT—NET

        Property, plant and equipment—net at December 31, 2009 and 2008 consisted of the following (dollars in thousands):

	2009
	Cost	Accumulated Depreciation	Net Book Value
Land	$1,440	$—	$1,440
Buildings	—	—	—
Equipment	2,243	(975)	1,268

Total property, plant and equipment—net	$3,683	$(975)	$2,708

	2008
	Cost	Accumulated Depreciation	Net Book Value
Land	$1,440	$—	$1,440
Buildings	73	(3)	70
Equipment	2,421	(485)	1,936

Total property, plant and equipment—net	$3,934	$(488)	$3,446

        During the years ended December 31, 2009 and 2008, Timber sold equipment for net proceeds of $111 thousand and $94 thousand realizing a loss of $2 thousand and a gain of $22 thousand, for the years ended 2009 and 2008, respectively. During the period ended December 31, 2007, there were no disposals.

4.    TIMBER, TIMBERLANDS AND LOGGING ROADS—NET

        Timber, timberlands and logging roads—net at December 31, 2009 and 2008 consisted of the following (dollars in thousands):

	2009
	Cost	Accumulated Depletion and Amortization	Net Book Value
Timber	$1,883,513	$(235,672)	$1,647,841
Timberlands	196,511	—	196,511
Logging roads	12,935	(992)	11,943

Total timber, timberlands and logging roads—net	$2,092,959	$(236,664)	$1,856,295

Brookfield Infrastructure Partners F-73

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

4.    TIMBER, TIMBERLANDS AND LOGGING ROADS—NET (Continued)

	2008
	Cost	Accumulated Depletion and Amortization	Net Book Value
Timber	$1,744,405	$(165,546)	$1,578,859
Timberlands	176,130	—	176,130
Hampton Purchase	161,307	—	161,307
Logging roads	7,980	(427)	7,553

Total timber, timberlands and logging roads—net	$2,089,822	$(165,973)	$1,923,849

        During the years ended December 31, 2009 and 2008, Timber sold timber and timberlands (including higher and better use lands) for net proceeds of $5 million and $7 million realizing a gain of $1 million and a loss of $2 million, for the years ended 2008 and 2008, respectively. During the period ended December 31, 2007, there were no disposals.

        Timber acquired approximately 67,600 acres from Mid-Valley Resources Inc., a subsidiary of Hampton Affiliates on November 4, 2008, for $163 million. The purchase was financed with $70 million of long-term debt, $16 million of long-term debt from a related party, and $77 million of cash. A separate depletion rate was calculated for the acquired merchantable timber. Of the purchase price of $163 million—$1.5 million was recorded as a prepaid timber deed in current assets; $.6 million was recorded as inventories; and the remaining was recorded in long-term capital assets.

5.    INVESTMENT

        Investment of $705 thousand represents Timber's interest in IFA Nurseries Inc., a company which provides various reforestation goods and services. Timber accounts for its investment in IFA Nurseries, Inc., on the cost method.

6.    DEFERRED DEBT ISSUANCE COSTS

        Debt issuance costs of $10.5 million, net of amortization, as of December 31, 2009, and $12.7 million, net of amortization, as of December 31, 2008 relate to the 2008 long-term debt financing and the loan commitment fee paid in 2007. Debt issuance costs are deferred and amortized over the respective terms to maturity.

        Amortization expense for the periods ended December 31, 2009, 2008, and 2007 was $2.2 million, $1.4 million, and $.1 million respectively. Amortization expense for the next five years is as follows: 2010 through 2012 of $2.2 million, 2013 of $1.3 million, and $2014 of $1 million.

F-74 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

7.    INCOME TAXES

        Generally, in any year which Timber qualifies as a REIT under the Internal Revenue Code (the "IRC"), it is not subject to federal income tax on that portion of its income that it distributes to members. Timber will, however, be subject to corporate tax on built-in gains (the excess of fair market value over tax basis of property at January 1, 2006, the date of REIT election) on taxable sales of such built-in gain property during the ten years following REIT conversion.

        Built-in gain tax from the sale of REIT property may be off-set by utilization of pre-REIT net operating losses or by reinvesting sale proceeds in similar property that qualifies as like-kind under requirements of the IRC.

        In order to maintain compliance with REIT tax rules, Timber utilizes a taxable REIT subsidiary for various non-REIT qualifying activities including the harvesting and sale of logs. The taxable REIT subsidiary is consolidated in reporting by Timber.

        Accordingly, the provision for corporate income taxes relates to deferred tax on certain property sales (from utilization of pre-REIT net operating losses) and on income from taxable REIT subsidiary operations.

        The provision (benefit) for income taxes for the periods ended December 31, 2009, 2008, and 2007 consisted of the following (dollars in thousands):

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2008	For the period April 20, 2007 to Dec. 31, 2007
Current federal tax	$(24)	$1,444	$34
Deferred federal tax	945	414	535

Total provision for income taxes	$921	$1,858	$569

        An analysis of the income tax provision (benefit) for the periods ended December 31, 2009, 2008, and 2007 is as follows (dollars in thousands):

	For the Year Ended Dec. 31, 2009	For the Year Ended Dec. 31, 2008	For the period April 20, 2007 to Dec. 31, 2007
Expected federal income tax (benefit) at statutory rate	$(40,747)	$(40,520)	$(33,297)
REIT losses not subject to income taxes	41,668	42,378	33,769
Deferred tax expense from non-REIT activities	—	—	97

Total provision for income taxes	$921	$1,858	$569

Brookfield Infrastructure Partners F-75

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

7.    INCOME TAXES (Continued)

        The tax effect of temporary differences giving rise to deferred tax assets at December 31, 2009 and 2008 is as follows (dollars in thousands):

	2009	2008
Deferred tax assets:
REIT net operating loss carry forward from prior years	$425	$907
Non-REIT operating loss carry forward	—	396

Total deferred tax assets	$425	$1,303

        Timber expects to realize the full benefit of its remaining deferred tax assets during 2010.

        The tax years 2006 through 2009 are subject to examination by the tax authorities. With few exceptions, Timber is no longer subject to US federal, state, local examinations by tax authorities for years before 2006.

        Uncertain Tax Positions—Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740 Income Taxes ("ASC 740") (formerly FASB Interpretation No. 48, "FIN 48") and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the adoption of FIN 48 did not have a material effect on these financial statements.

        Timber recognizes tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

        Timber does not have any reserves for uncertain tax positions as of December 31, 2009.

8.    OTHER ACCRUED LIABILITIES

        Other accrued liabilities at December 31, 2009 and 2008, consisted of the following (dollars in thousands):

	2009	2008
Workers' payroll and benefit liability	$525	$571
Accrued interest payable—long term debt	11,055	11,626

Total other accrued liabilities	$11,580	$12,197

F-76 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

9.    LONG-TERM DEBT

        In the prior year Timber had a bridge loan of $1.2 billion with three lenders—Merrill Lynch USA, Royal Bank of Canada and The Bank of Nova Scotia (the "Bridge Loan"). On April 3, 2008, the Bridge Loan was refinanced with a combination of long-term debt of $1.0 billion and a short-term related party bridge loan of $200 million. The long-term debt is provided by Metropolitan Life Insurance Company and a syndicate of lenders. On November 4, 2008, the Hampton Purchase was partially financed with additional long-term debt of $70 million provided by Metropolitan Life Insurance Company and a syndicate of lenders. The long-term debt is collateralized with the timber, timberlands, and logging roads.

        The long term debt consists of four fixed interest rate tranches ranging from 4.73% to 6.31%. There are also two variable interest rate tranches ranging from 1.88% to 2.28% at December 31, 2009. The long term debt matures as follows: $453.3 million on April 3, 2013; $308.3 million on April 3, 2015; and $308.3 million on April 3, 2018. Timber intends to refinance the long term debt as it matures with similar long term debt facilities. The related interest expense recorded was $53.7 million and $39.1 million during the years ended December 31, 2009 and 2008 respectively.

        Timber's long-term debt agreements contain customary covenants and default provisions, including a covenant not to exceed a specified debt-to-value ratio of 0.60. It also includes a restriction on distributions if the cash coverage ratio is less than 1.25 on a rolling eight quarter basis. As of December 31, 2009, Timber did not meet the cash coverage ratio minimum and therefore only permitted cash distributions will be allowed until such time that Timber's cash coverage ratio is at least 1.25 on a rolling eight quarter basis. As of December 31, 2009, Timber was in compliance with the covenants of its long-term debt agreements.

        The Bridge Loan was with three lenders—Merrill Lynch USA, Royal Bank of Canada and the Bank of Nova Scotia. The Bridge Loan was repaid on April 3, 2008, with the proceeds of the long-term debt financing. The related interest expense recorded was $14.0 and $54.3 million during the periods ended December 31, 2008 and December 31, 2007, respectively.

10.    EMPLOYEE BENEFIT PLANS

        Timber has no participation in any retiree medical plans or health care insurance plans. Timber has a defined contribution pension program for its salaried employees and a limited term supplemental defined contribution pension program for some of its employees which concluded in 2009. The amount contributed to the limited term supplemental defined contribution pension program was $101 thousand, $279 thousand, and $251 thousand, for the periods ended December 31, 2009, 2008, and 2007, respectively. Timber also has a matching 401k program. The amount contributed to the 401k program was $290 thousand, $318 thousand, and $92 thousand, for the periods ended December 31, 2009, 2008, and 2007, respectively.

11.    RELATED PARTIES

        The Accounts payable—related party amount of $3.7 million and $2.2 million as of December 31, 2009 and 2008, respectively, is with Longview GP LLC ("LVGP"), a U.S. company indirectly owned by

Brookfield Infrastructure Partners F-77

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

11.    RELATED PARTIES (Continued)

Brookfield. Pursuant to the terms of the October 9, 2008 amended and restated management agreement between Longview Timber LLC and LVGP, a special distribution is payable to LVGP as compensation for services provided by LVGP to Longview Timber LLC and its subsidiaries. For the period April 1 to December 31, 2009 the amount is calculated based on 0.65% per annum of the sum of all effective capital contributions to Longview Timberlands, LLC. For the period April 3, 2008 to March 31, 2009 the amount is calculated based on 1.00% of effective capital contributions. The special distribution is payable semi-annually. The special distribution expense was $8.2 million and $7.6 million for the year ended December 31, 2009 and for the period April 3 to December 31, 2008, and $6.0 million for the period ended December 31, 2007, respectively.

        Pursuant to the terms of the initial management agreement between Longview Timberlands LLC, a subsidiary of Timber, and Brookfield Timberlands Management ("BTM"), management fees were payable to BTM as compensation for services provided by BTM to Longview Timberlands LLC. The fee was calculated annually using independent timberlands appraisal reports and was paid quarterly to BTM. The management fee expense was $2.8 million for the period January 1 to April 2, 2008. This Agreement concluded on April 2, 2008, and was replaced with the management agreement between Longview Timber LLC and LVGP.

        Pulp logs sold to PPI was $2.2 million, $18.9 million, and $3.6 million during the periods ended December 31, 2009, 2008, and 2007, respectively. There was a service agreement between Timber and PPI for various administrative services. The amount paid was $18 thousand and $56 thousand for the periods ended December 31, 2008 and 2007, respectively. The service agreement effectively concluded in June 2008.

        Long-term debt—related party at December 31, 2008, reflects debt formerly held by Brascan U.S. Corporation and later transferred to a lending syndicate consisting of Brookfield Global Timber Fund (BGTF) I, LP, BGTF 1 (Norma), LLC, and Brookfield Infrastructure Corporation (BIC) (the "Lending Syndicate"). On November 3, 2008, the Lending Syndicate and Timber agreed to defer payment of accrued interest on the long-term debt—related party from August 20, 2008, until an undetermined future date. A 1% fee based on the principal balance as of August 20, 2008, and a 50 bps increase in the spread was given as consideration for the deferral. The long-term debt—related party as of December 31, 2008 reflects $215.8 million long-term debt; $3.8 million interest payable; and $1 million payment in kind ("PIK") fee. On December 11, 2009 the long-term debt related party and accrued interest was repaid with the issuance of 2,811,044 common shares of Timber to the Lending Syndicate valued at $84.53 per share for a total value of $237.6 million. The related interest expense recorded was $15.2 million, $15.0 million, and $11.7 million for the periods ended December 31, 2009, 2008, and 2007, respectively. The balance payable was recorded in the amount of $1.8 million as of December 31, 2008, as a current liability in other accrued liabilities—related party account.

        On April 3, 2008, Brookfield U.S. Corporation and Trilon Bancorp (Europe) Zrt provided $247.5 million in short-term bridge financing for the purpose of refinancing the Bridge Loan. An additional $8.9 million was drawn between August and September 2008. The principal balance and all accrued interest were fully repaid in a series of transactions between October and November 2008. The related interest expense recorded was $7.3 million during the year ended December 31, 2008.

F-78 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

12.    ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

        Timber used fixed interest rate swap agreements ("swaps") to manage changes in cash flow as a result of changes in interest rate movements on certain of the variable rate debt under the Bridge Loan. Timber has designated these swaps as cash flow hedges. To receive hedge accounting treatment, all of the swaps were formally documented at the inception of each hedge and the hedges must be highly effective at swap inception and at least quarterly in offsetting changes to future cash flows on hedged transactions. If the swaps are highly effective, the change in fair value, net of income taxes, is recorded in other comprehensive income or loss, except for any ineffectiveness portion of the fair value change, which is recognized in earnings. If the swaps were not to be highly effective, then Timber would record the change in fair value in earnings.

        Timber terminated the swaps in connection with the re-financing of the Bridge Loan. $53.5 million was paid to the counterparties. The loss on termination is reported in the consolidated statement of cash flows in the same category as the nature of the item being hedged, in accordance with ASC 230 Statement of Cash Flows (formerly SFAS 104, Statement of Cash Flows—Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions, an Amendment to FASB Statement No. 95).

        The accumulated other comprehensive loss recorded was zero and $21.3 million during the years ended December 31, 2009 and 2008, respectively. The expense recorded was $4.3 million, $3.2 million, and $10.9 million, for the periods ended December 31, 2009, 2008, and 2007, respectively.

13.    NON-CONTROLLING INTERESTS

        Non-controlling interests represent the interests of Longview GP, LLC in the equity of Longview Timber LLC. Longview GP, LLC is a U.S. company indirectly owned by Brookfield. Longview GP, LLC's equity ownership in the net assets of Timber was $9.9 million and $10.7 million as of December 31, 2009 and 2008, respectively, which is recorded as non-controlling interest within equity. The non-controlling interest in the net loss was approximately $1.0 million, $1.0 million, and $800 thousand for the periods ended December 31, 2009, 2008, and 2007, respectively

14.    SHAREHOLDERS' EQUITY

        Preferred Stock—Timber is authorized to issue 125 shares of non-voting preferred stock with a par value of $1 thousand. On May 10, 2007, Timber issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share. Preferred stock has a par value of $1 thousand per share, with liquidation preference of the same amount. The dividend rate for preferred shares is 12.5%. The shares are callable with a premium of 20% through December 31, 2009. The premium reduces 5% per annum such that there will be no premium after December 31, 2012. Dividends were declared and paid in the amount of $16 thousand for the years ended December 31, 2009 and 2008, respectively. There were no dividends declared or paid in period ended December 31, 2007.

        Longview Fibre Company, a subsidiary of Timber, is authorized to issue 125 shares of non-voting preferred stock with a par value of $1 thousand. On May 10, 2007, Longview Fibre Company issued 125 shares of preferred stock to 125 individual stockholders, each stockholder receiving one share.

Brookfield Infrastructure Partners F-79

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

14.    SHAREHOLDERS' EQUITY (Continued)

Preferred stock has a par value of $1 thousand per share, with liquidation preference of the same amount. The dividend rate for preferred shares is 12.5%. The shares are callable with a premium of 20% through December 31, 2009. The premium reduces 5% per annum such that there will be no premium after December 31, 2012. These shares are included in non-controlling interests, net of issuance costs.

        Common Stock—Timber is authorized to issue 15,000,000 shares of common stock with a par value of $0.01.

        Timber issued 6,281,592 shares of common stock in total, during the years ended December 31, 2009 and 2008, as follows (dollars in thousands):

2009	Description	Contribution
July 14, 2009	137,596 common shares	$13,860
October 14, 2009	78,626 common shares	7,920
December 11, 2009	2,811,044 common shares	237,617

Total	3,027,266 common shares	$259,397

2008
September 30, 2008	8,174 common shares	$880
October 14, 2008	330,425 common shares	35,579
October 28, 2008	2,109,512 common shares	212,500
November 3, 2008	806,215 common shares	81,213

Total	3,254,326 common shares	$330,172

2007
April 20, 2007	6,924,280 common shares	$692,428
May 31, 2007	70 common shares	59,400
Oct 31, 2007	841,500 common shares	84,150

Total	7,765,850 common shares	$835,978

        Timber's common stock is owned 66.5% by Brookfield Global Timber Fund I, LP, a U.S. company in which Brookfield has indirect ownership; 8.4% by Brookfield PIV LLC, a U.S. company in which Brookfield has indirect ownership; 2.1% Brookfield Global Timber Fund I (Norma) LLC, a U.S. company in which Brookfield has indirect ownership; and 23% by Brookfield Infrastructure Corporation which is 40% owned by Brookfield. There were no significant changes in the common shareholders' ownership percent when the long-term debt related party and accrued interest was repaid with the issuance of common stock on December 11, 2009. Proceeds from the July 14 and October 14, 2009 issuances of common stock were used for operational purposes.

F-80 Brookfield Infrastructure Partners

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

14.    SHAREHOLDERS' EQUITY (Continued)

        Dividends—Timber distributed dividends to common shareholders amounting to 0, $4.6 million, and $250.7 million for the periods ended December 31, 2009, 2008, and 2007 respectively.

15.    COMMITMENTS AND CONTINGENCIES

        Legal Matters and Litigation—Timber is subject to legal proceedings and claims that arise in the ordinary course of the business. Although there can be no assurance as to the disposition of these matters and the proceedings, it is the opinion of Timber's management, based upon the information available at this time, that the expected outcome of these matters, individually or in aggregate, will not have a materially adverse effect on the ongoing results of operations, the financial condition of the business, or cash flows.

16.    FAIR VALUE MEASUREMENTS

        The carrying amounts of Timber's financial assets approximate fair value because of the short-term maturity of the instruments. Timber has $21,001 thousand and $24,163 thousand of cash equivalents as of December 31, 2009 and 2008, respectively, which are measured at fair value using inputs from the three levels of the fair value hierarchy. Timber's carrying amounts qualify as level 1 in accordance with ASC 820 as the inputs are unadjusted quoted market prices in active markets for identical assets that Timber has the ability to access at the measurement date.

17.    DISCONTINUED OPERATIONS

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

Brookfield Infrastructure Partners F-81

LONGVIEW TIMBER HOLDINGS, CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008
and for the Years Ended December 31, 2009 and 2008,
and the Period April 20 to December 31, 2007

17.    DISCONTINUED OPERATIONS (Continued)

        Details of assets and liabilities sold, net as a result of restructuring transactions are as follows:

(USD 000's)	As of May 31, 2007	As of May 31, 2007
Assets:
Current assets	$264,030
Capital assets	46,598
Other assets	143,710	$454,338

Less liabilities
Current liabilities	100,627
Long-term liabilities	205,711	306,338

Total		$148,000

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

(USD 000's)	For the period April 20, 2007 to May 31, 2007
Net sales	$75,756

Income from operations (net of taxes of $346)	538
Loss on sale of assets	(884)

Net	$(346)

F-82 Brookfield Infrastructure Partners

 Consolidated Financial Statements

ETC HOLDINGS LTD. AND SUBSIDIARIES

As of December 31, 2009 and 2008 and
for each of the three years in the period ended December 31, 2009

US$:	United States dollars
ThUS$:	Thousands of United States dollars
Ch$:	Chilean peso
UF:	Unidad de Fomento or UF, is an inflation-indexed, Chilean-peso denominated monetary unit. The UF is set daily in advance based on the changes in the Chilean Consumer Price Index (CPI) of the previous months.

Brookfield Infrastructure Partners F-83

 REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
ETC Holdings Ltd.

        We have audited the accompanying consolidated balance sheets of ETC Holdings Ltd. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), comprehensive income (loss), deficit and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ETC Holdings Ltd. and subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 13 to the consolidated financial statements).

Santiago, Chile
February 5, 2010

F-84 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2009	2008
		ThUS$	ThUS$
ASSETS
Current Assets
Cash and cash equivalents	2g	278,371	130,344
Trade accounts receivable		71,915	51,365
Miscellaneous receivables		5,469	832
Recoverable income taxes	3	4,943	3,229
Prepaid expenses		1,372	149
Future income taxes	3	614	239
Other current assets	4	229	311
Derivatives	8	231	6,740

Total Current Assets		363,144	193,209

Property, Plant, and Equipment	2h, 5
Land		33,344	26,201
Buildings and infrastructure		1,489,592	1,106,782
Machinery and equipment		629,571	484,672
Other property, plant and equipment		3,199	2,083
Less: Accumulated depreciation		(219,397)	(121,143)

Total Property, Plant, and Equipment, net		1,936,309	1,498,595

Other Assets
Investments in other companies		450	501
Goodwill	2e	610,151	487,927
Long-term receivables		2,873	2,456
Long-term future income taxes, net	3	111,078	103,509
Rights-of-way	2i	269,895	215,760
Other intangibles	2i	16,216	17,500
Long-term bank deposit	12a	872,064	890,064
Derivatives	8	—	141,324

Total Other Assets		1,882,727	1,859,041

Total Assets		4,182,180	3,550,845

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-85

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2009	2008
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term bank loans		1,031	1,327
Current portion of long-term bonds payable	6,8	157,193	23,381
Derivatives	8	1,738	5,099
Accounts payable		78,783	58,055
Accrued liabilities	9	6,903	5,525
Withholdings		3,563	4,287
Other current liabilities		566	140

Total Current Liabilities		249,777	97,814

Long-term Liabilities
Bonds payable	6,8	1,636,544	1,378,623
Bank loans	7	870,303	884,741
Derivatives	8	55,872	28,819
Provisions	9	8,051	3,022
Other long-term liabilities		17,413	4,626

Total long-term liabilities		2,588,183	2,299,831

Contingencies and commitments	12	—	—
Non-controlling interest		63	270
Shareholders' Equity:	10,11
Paid-in capital		1,368,379	1,368,379
Accumulated other comprehensive income (loss)		44,091	(191,882)
Deficit		(68,313)	(23,567)

Subtotal: Accumulated other comprehensive income (loss) and Deficit		(24,222)	(215,449)

Shareholders' Equity, net		1,344,157	1,152,930

Total Liabilities and Shareholders' Equity		4,182,180	3,550,845

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

F-86 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		For the year ended December 31,
	Note	2009	2008	2007
		ThUS$	ThUS$	ThUS$
Sales revenue	2m	335,303	334,794	242,303
Cost of sales		(50,896)	(40,948)	(26,461)
Depreciation		(70,280)	(62,752)	(59,935)
Administrative, selling and other expenses		(13,560)	(10,840)	(14,464)
Other expenses, net		(3,483)	(5,251)	(2,345)

Income before financing charges and income taxes		197,084	215,003	139,098
Interest income		41,448	73,319	75,561
Interest expense, including:		(103,247)	(228,156)	(251,574)
—Interest on long-term debt		(101,654)	(227,661)	(251,067)
—Other interest expense		(1,593)	(495)	(507)
Foreign exchange gain (loss), net		49,084	(97,233)	11,774
Unrealized (loss) gain on derivatives		(138,814)	143,716	(34,526)

Income (loss) before income taxes		45,555	106,649	(59,667)
Income taxes	3	(33,393)	(2,515)	22,170
Non-controlling interest		15	(107)	30

Net income (loss) for the year		12,177	104,027	(37,467)

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-87

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Net income (loss) for the year	12,177	104,027	(37,467)
Other comprehensive income (loss):
—Translation gains (losses) on the net investment in self-sustaining operation	306,937	(313,113)	98,086
—Net (losses) gains on related hedging items, net of taxes of ThUS$14,251, ThUS$(11,423) and ThUS$6,460	(69,578)	55,772	(31,541)
—Net losses (gains) on derivatives designated as cash flow hedges net of taxes of ThUS$1,172, ThUS$(841)	5,723	(4,106)	—
—Reclassification to income of net (gains) losses on cash flow hedges net of taxes of ThUS$1,456 and ThUS$(962)	(7,109)	4,694	—

Comprehensive income (loss) for the year	248,150	(152,726)	29,078

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

F-88 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF DEFICIT

	For the year ended December 31,
	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Deficit at the beginning of the year	(23,567)	(83,866)	(11,232)
Distributions	(56,923)	(43,728)	(35,167)
Net income (loss) for the year	12,177	104,027	(37,467)

Deficit at the end of the year	(68,313)	(23,567)	(83,866)

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

Brookfield Infrastructure Partners F-89

ETC HOLDINGS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2009	2008	2007
		ThUS$	ThUS$	ThUS$
Cash Flows from Operating Activities:
Net income (loss)		12,177	104,027	(37,467)
Adjustments for items that do not represent cash flows:
Depreciation		70,280	62,752	59,935
Foreign exchange (gains) losses, net		(49,084)	97,233	(11,774)
Future income taxes		33,393	2,515	(18,829)
Accrued interest to be paid		10,478	52,047	48,865
Unrealized (gains) losses on derivatives		138,814	(138,465)	37,617
Other		5,197	(1,289)	(4,836)
Changes in working capital balances:
Trade accounts receivable		(25,187)	(4,208)	(9,741)
Prepaid expenses and other assets		(1,141)	66	(953)
Recoverable taxes		(1,714)	7,350	(6,879)
Accounts payable and accrued liabilities		(9,532)	(15,526)	6,394

Net cash provided by operating activities		183,681	166,502	62,332

Cash Flows from Financing Activities:
Capital contributions		—	160,808	—
Proceeds from bonds		430,493	—	349,319
Other proceeds		3,103	—	—
Proceeds from loans		—	41,500	—
Long-term bank deposit		—	(41,500)	—
Payments of bonds		(219,844)	(2,506)	(357,208)
Payments on swap and other contracts		(74,236)	—	—
Distributions		(56,923)	(43,728)	(35,167)

Net cash provided by (used in) financing activities		82,593	114,574	(43,056)

Cash Flows from Investing Activities:
Acquisition of business—adjustment to purchase price		—	(160,808)	—
Sales of property, plant and equipment		—	16,329	4,381
Purchase of property, plant, and equipment		(151,495)	(69,372)	(52,060)
Receipts from (payments on) derivative contracts designated as hedge of net investment		—	4,328	(25,924)

Net cash flows used in investing activities		(151,495)	(209,523)	(73,603)

Effect of exchange rate changes on cash and cash equivalents		33,248	(16,512)	8,644

Total net cash flows for the period		148,027	55,041	(45,683)

Cash and cash equivalents, beginning of the period		130,344	75,303	120,986

Cash and cash equivalents, end of the period	2g	278,371	130,344	75,303

Supplemental cash flow information:
Interest paid		113,812	148,262	172,866
Income taxes paid		—	—	6,015

The accompanying notes numbers 1 to 13 are an integral part of these consolidated financial statements.

F-90 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND BUSINESS

        ETC Holdings Ltd. (the "Company") was formed in Bermuda on June 15, 2006 with an initial share capital of ThUS$ 12. The objective of the Company as per its Memorandum of Association is to acquire, hold, pledge and dispose of investments in the equity and debt, directly and indirectly of Rentas Eléctricas I Limitada and Rentas Eléctricas II Limitada (now Transelec Holdings Rentas Limitada) and any other persons and entities that carry on electricity transmission business in Chile, and any activities that are ancillary thereto. As of December 31, 2009, 2008 and 2007 the principal asset held by the Company through its indirect subsidiary Transelec Holdings Rentas Limitada is its investment in Transelec S.A. ("Transelec").

        References herein to "parent company" are to ETC Holdings Ltd. and references to the "Company" or the "Group" are to ETC Holdings Ltd. together with its consolidated subsidiaries (see Note 2b).

        On June 30, 2006, the Company acquired through its indirect subsidiary Rentas Eléctricas IV Limitada 999,900 shares of Transelec (at this time under the name of HQI Transelec Chile S.A.), representing 99.99% of its share capital, from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation. In the same transaction, another Company's subsidiary Rentas Eléctricas III Limitada acquired 100 shares of Transelec representing 0.01% of its share capital from HQ Puno Ltd.

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

        Transelec's business is to exploit and develop electricity transmission systems in Chile. For this purpose it may obtain, acquire and use the respective concessions and permits and exercise all the rights and faculties that the prevailing legislation confers on electrical companies. Transelec's business also includes providing engineering and management consulting services and developing other business and industrial activities related to transmission of electricity. Transelec may act directly or through subsidiaries or other related companies, both in Chile and abroad. As of December 31, 2009, 2008 and 2007 Transelec has one subsidiary Transelec Norte S.A. that is also engaged in the electricity transmission business in Chile.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of accounting

  The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from the estimates.

Brookfield Infrastructure Partners F-91

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)    Basis of consolidation

  The accompanying financial statements reflect the consolidated financial position, results of operations and cash flows of the parent company and its subsidiaries. The effects of all significant transactions with consolidated subsidiaries have been eliminated in consolidation.

  As of December 31, 2009, 2008 and 2007, the Group was composed of the parent company and the following direct and indirect subsidiaries:

	Participation as of
	December 31, 2009		December 31, 2008		December 31, 2007
	Direct/ Indirect	%	Direct/ Indirect	%	Direct/ Indirect	%
Rentas Eléctricas I Limitada	Direct	99.97	Direct	99.97	Direct	99.97
Transelec Holdings Rentas Limitada	Indirect	99.97	Indirect	99.97	Indirect	99.97
Transelec S.A.	Indirect	99.97	Indirect	99.97	Indirect	99.97
Transelec Norte S.A.	Indirect	99.97	Indirect	99.97	Indirect	99.97

c)     Changes in accounting estimates

  Reassessment of the useful lives of items of Property, plant and equipment (PP&E)

  The subsidiary Transelec have reviewed the useful lives of its PP&E and concluded that the estimated useful lives of certain assets should be modified. This change in estimate was accounted for prospectively beginning January 1, 2009 and resulted in lower depreciation charge for the year 2009 of US$ 0.1 million.

d)    Recent accounting pronouncements

  Adoption of International Financial Reporting Standards ("IFRS")

  In April 2008, March 2009 and October 2009, the Canadian Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") published exposure drafts on "Adopting IFRSs in Canada". The exposure drafts propose to incorporate the IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises in Canada will be required to prepare financial statements in accordance with IFRSs. The exposure drafts make possible the early adoption of IFRSs by Canadian entities. Also, in October 2009, the AcSB issued the exposure draft "Improvements to IFRSs" to incorporate into Canadian GAAP the amendments to IFRSs that result from an exposure draft issued by the International Accounting Standards Board ("IASB"). The IASB's exposure draft deals with minor amendments and focuses on areas of inconsistency in standards or where clarification of wording is required. It is expected that the amendments will be effective January 1, 2011. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

  For ETC Holding Ltd. the changeover to IFRS is not mandatory; however it will be in the future for its subsidiaries in Chile (Transelec S.A. effectively beginning January 1, 2010) and its shareholders in Canada. As a result, the Company is developing a plan for its conversion to IFRS.

F-92 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  A detailed analysis of the differences between IFRS and the current Company's accounting policies as well as an assessment of the impact of various alternatives are in progress.

  Credit risk in the Fair Value of Financial Assets and Financial Liabilities

  In January 2009 the Emerging Issue Committee ("EIC") of AcSB issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC reached a consensus in that abstract that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The interpretation is effective for the interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The Company was previously applying credit risk concept in the valuation of its financial assets and liabilities and the abstract did not affect its accounting policy in this respect nor its financial results.

  Financial Instrument Disclosures

  Effective January 1, 2009, the Company adopted the amended CICA Handbook Section 3862, Financial Instruments—Disclosures. Disclosure standards have been expanded to be consistent with new disclosure requirements made under IFRS. The new requirements introduce a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of financial instruments. The new requirements are for disclosure only and did not impact the financial results of the Company. The required disclosures are presented in the Note 8b).

  Business Combinations

  In January 2009, the AcSB issued revised accounting standards in regards to business combinations with the intent of harmonizing those standards with IFRSs. The revised standards require the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establish the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. These standards apply prospectively to business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is currently reviewing the standards to determine the impact, if any, on its consolidated financial statements.

  Noncontrolling Interests in Consolidated Financial Statements

  In January 2009, the AcSB issued accounting standards to require all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. The standards eliminate the disparate treatment that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. These standards will be retrospectively applied on January 1, 2011. The Company is currently reviewing the standards to determine the impact, if any, on its consolidated financial statements.

e)     Business combination and goodwill

  As mentioned in the Note 1 above the Company acquired on June 30, 2006, Transelec from Hydro-Québec International Transmisión Sudamérica S.A. and International Finance Corporation

Brookfield Infrastructure Partners F-93

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (the "Sellers"). The Company accounted for the business combination using the purchase method of accounting. The cost of acquisition was allocated to identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the net assets acquired stated at fair values was allocated to goodwill.

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

  (2)
  When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

  For the purpose of testing goodwill for impairment, all goodwill acquired was assigned to one reporting unit—Transelec. No impairment losses were recognized in the periods covered by these consolidated financial statements. Goodwill is tested for impairment as of December 31 each year.

f)     Reporting currency and foreign currency translation

  The Company keeps its accounting records and prepares financial statements in U.S. dollars. Transelec that is a self-sustaining subsidiary keeps its accounting records in Chilean pesos ("Ch$"). Financial statements of Transelec have been translated to U.S. dollars using the current rate method and exchange gains and losses arising from the translation were recognized in a separate component of other comprehensive income.

  Exchange rate in effect at the balance sheet date used to translate assets and liability items was as follows:

	As of December 31,
	2009	2008	2007
	Ch$	Ch$	Ch$
US$	507.10	636.45	496.89

  Other foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income for the period.

  Index-linked assets and liabilities

  Transelec has certain assets and liabilities that are denominated in index-linked units of account that are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento ("UF"), which is adjusted daily to reflect the changes

F-94 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  in Chile's Consumer Price Index. As of December 31, 2009, 2008 and 2007 values for the UF were as follows:

	As of December 31,
	2009	2008	2007
	Ch$	Ch$	Ch$
UF	20,942.88	21,452.57	19,622.66

  Variations of the UF affecting values of assets and liabilities denominated in that unit are recognized in income statements.

g)     Cash and cash equivalents and Statement of Cash Flows

  The consolidated statements of cash flows have been prepared using the indirect method. Cash and cash equivalents presented in the consolidated statements of cash flows include cash on hand, time deposits, and other highly liquid short-term investment with an original maturities of three months or less when purchased and are detailed as follows:

	As of December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Cash and bank	13,282	4,244	980
Time deposits	265,089	126,100	68,802
Repurchase agreements	—	—	5,521

Total	278,371	130,344	75,303

  Time deposits are recorded at cost plus accrued interest and UF indexation adjustments, when applicable. Average interest rate on the term deposits was 1.45% as of December 31, 2009 and 1.60% as of December 31, 2008.

h)    Property, plant, and equipment

  Property, plant and equipment are stated at acquisition cost less accumulated depreciation and any accumulated impairment losses. Financing costs are capitalized to property, plant and equipment during the construction period. During the year ended December 31, 2009, 2008 and 2007, the financial costs that have been capitalized amounted to ThUS$ 4,214 and ThUS$ 3,506, ThUS$ 1,823, respectively.

  Depreciation

  The depreciation of property, plant and equipment has been calculated on a straight-line method, based on the estimated useful lives of the assets. As disclosed in the Note 2c) as a result of the reassessment of the useful lives of items of property plant and equipment and the Company modified useful lives of some of them beginning January 1, 2009 and applied this change in

Brookfield Infrastructure Partners F-95

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  estimate prospectively since that date. The useful lives for major classes of the property, plant and equipment are as follows:

Description	Years
Transmission lines	40-50
Electrical equipment	15-40
Non-hydraulic civil projects	40
Other	5-40

  Asset retirement

  Some of the Company's transmission lines and other assets may have asset retirement obligations. The majority of the Company's rights-of-way on which such assets are located are of perpetual duration. As the Company expects to use majority of its installed assets for an indefinite period, no removal date can be determined and consequently a reasonable estimate of the fair value of any related asset retirement obligation cannot be made at the balance sheet date. If, at some future date, it becomes possible to estimate the fair value cost of removing assets that the Company is legally required to remove, an asset retirement obligation will be recognized at that time.

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

i)     Intangibles

  Intangibles include rights-of-way that are valued at their acquisition cost. Rights-of-way have no expiration term and are considered to have an indefinite useful life. Rights-of-way are not amortized until their lives will be determined to be no longer indefinite. The rights-of-way are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the fair value of the intangible assets with their carrying amount. When the carrying amount exceeds fair value, an impairment loss is recognized in an amount equal to the excess.

  Other intangibles presented on the consolidated balance sheet include value of the off-market contracts acquired in the business combination (see also Notes 1 and 2e). Those contracts are stated at acquisition cost less accumulated amortization. Those intangibles are amortized over period of respective contracts. Remaining life of the contracts ranges between 3 and 7 years as of December 31, 2009.

F-96 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)     Bonds payable

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

k)    Current and future income taxes

  The Company has determined its current income tax assets and liabilities in accordance with Chilean tax regulations applicable to its subsidiaries.

  The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences that arose on the acquisition of Transelec (see Note 1 and Note 2e) resulted in future income tax assets and liabilities.

l)     Staff severance indemnities

  Transelec has—under agreements with its employees—an obligation to pay to the employees who have completed 15 years of service (including service in Transelec's legal predecessors before merger with Rentas Eléctricas IV Limitada and Rentas Electricas III Limitada), staff severance indemnities based on the number of the years of service. The employees receive the payment at the time their employment contract ends (and based on latest salary before the termination) due to retirement or voluntary resignation. In addition some employees have additional benefit determined as fixed amount in UF as of December 1, 2000 that will be paid at the time of termination of their contracts. The cost of these non-pension benefits has been determined based on the management's best estimates—involving actuarial technique valuation—and accrued as a liability as employees render service. Actuarial gains and losses that exceed 10 per cent of the defined benefit obligation as at the end of the prior year are amortised over the expected average remaining working lives of the participating employees.

m)   Revenue recognition and tariff-setting

  The regulatory framework that governs electrical transmission activity in Chile comes from the By-Law of the Electric Services dated 1982 (DFL(M) No. 1/82), and subsequent amendments thereto, including Law 19.940 (called also the "Short Law") enacted on March 13, 2004. These are complemented by the By-Law of the Electric Services Regulations dated 1997 (Supreme Decree No. 327/97 of the Mining Ministry), and its amendments, and by the Technical Standard for Liability and Quality of Service (R.M.EXTA No. 40 dated May 16, 2005) and subsequent amendments thereto.

  The Company's revenues correspond mainly to remuneration from the use of its electricity transmission facilities. This remuneration is earned in part from arrangements subject to the tariff

Brookfield Infrastructure Partners F-97

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  regulation and in part from contractual arrangements with the users of the transmission facilities. The total remuneration for the use of the transmission facilities for both regulated and contractual arrangements includes in general two components: i) the AVNR, which is the annuity of the New Replacement Value (VNR), calculated in such a way that the present value of these annuities, using an annual real discount rate and the economic useful life of each of the facilities equals the cost of replacing the existing transmission facilities with new facilities with similar characteristics at current market prices, plus, ii) the COyM, which corresponds to the cost required to operate, maintain and administrate the corresponding transmission facilities.

  Revenues from both regulatory and contractual arrangements are recognized and invoiced on a monthly basis, using fixed monthly amounts resulting from the application of the AVNR and COyM values stipulated in the contracts or resulting from the regulated tariffs and indexed as applicable. The transmission service is invoiced usually at the beginning of the month following the month when the service was rendered and thus the revenue recognized each month includes transmission service provided but not invoiced up to the month end.

n)    Derivative contracts and hedging

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

  Realized and unrealized gains and losses on cross currency swaps and forwards designated as hedges of currency risks related to a net investment in Transelec (self-sustaining subsidiary with functional currency different from currency of the parent company) as well as gains and losses from the changes in fair value of forward contracts designates as hedges of the anticipated transactions in foreign currencies are included in the Other Comprehensive Income. When the anticipated transactions occur, the gain or loss is removed from shareholders' equity and is recognized as an adjustment of the carrying amount of the hedged item.

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

o)    Vacation accrual

  The annual cost of staff vacation is recognized as an expense in the financial statements on an accrual basis.

p)    Reclassifications

  Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

F-98 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—CURRENT AND FUTURE INCOME TAXES

a)    General information

  Each consolidated subsidiary prepares and files its individual income tax return in Chile. During the year 2009 Rentas Eléctricas I Limitada and Transelec S.A. had taxable losses. Transelec Holdings Rentas Limitada and Transelec Norte S.A. had taxable income.

b)    Recoverable—Payable income taxes

  As of December 31, 2009 and 2008 the recoverable income taxes are composed as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Provision for income taxes	(757)	(10,475)
Provisory income tax payments	5,539	4,627
Receivable from tax losses absorbed	923	9,678
Other	(762)	(601)

Total	4,943	3,229

c)     Income tax expense

  The composition of the net income tax expense/benefit for the years ended December 31, 2009, 2008 and 2007 including the effects of future income taxes is as follows:

	For the year ended December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Current income tax	(803)	(10,475)	(838)
Effect of future income taxes	(32,590)	7,960	23,008

Total	(33,393)	(2,515)	22,170

Brookfield Infrastructure Partners F-99

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3—CURRENT AND FUTURE INCOME TAXES (Continued)

d)    Future income taxes

  As of December 31, 2009 and 2008, the future income taxes, are composed as follows:

	As of December 31, 2009				As of December 31, 2008
	Future income tax assets		Future income tax liabilities		Future income tax assets		Future income tax liabilities
Temporary differences	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Staff vacation accrual	306				251	—	—	—
Leased assets	—	73	—	—	—	—	—	—
Property, plant and equipment	—	121,660	—	—	—	114,280	—	—
Intangibles	—	—	—	20,892	—	—	—	14,695
Prepaid expenses	—	—	—	4,951	—	—	—	3,498
Forward contracts	96	—	—	—	—	—	100	—
Tax losses(1)	—	8,417	—	—	—	10,670	—	—
Swap contracts	—	6,534	—	—	—	—	—	7,575
Bonds	—	2,980	—	—	—	6,854	—	—
Off-market contracts	—	—	—	2,727	—	—	—	2,936
Staff severance indemnities	—	103	—	—	—	—	—	428
Other	212	—	—	119	88	896	—	59

Total future income taxes	614	139,767	—	28,689	339	132,700	100	29,191

Net future income tax assets/liabilities	614	111,078	—	—	239	103,509	—	—

(1)
Total amount of the unused tax losses on which future tax asset was recognized was ThUS$ 49,512 and ThUS$ 62,764 as of December 31, 2009 and 2008. In accordance with current Chilean tax regulations, tax losses do not expire.

NOTE 4—OTHER CURRENT ASSETS

        The detail of the other current assets as of December 31, are as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Accrued interest on the long-term bank deposit (restricted cash)	160	234
Other	69	77

Total	229	311

F-100 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment are detailed in the table below:

	As of December 31, 2009			As of December 31, 2008
Description	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Land	33,344	—	33,344	26,201	—	26,201

Buildings and infrastructure:
Buildings	28,525	(2,526)	25,999	20,625	(1,551)	19,074
Access roads	1,113	(77)	1,036	886	(43)	843
Transmission lines	1,048,464	(107,917)	940,547	860,595	(49,866)	810,729
Houses and apartments	162	(14)	148	123	(9)	114
Non-hydraulic civil projects	214,157	(18,577)	195,580	170,334	(12,400)	157,934
Works in progress	197,171	—	197,171	54,219	—	54,219

Total Buildings and infrastructure	1,489,592	(129,111)	1,360,481	1,106,782	(63,869)	1,042,913

Machinery and equipment:
Telecommunications equipment	14,085	(4,410)	9,675	11,389	(3,527)	7,862
Furniture, machinery and office equipment	728	(152)	576	216	(81)	135
Service furniture and equipment	97	(22)	75	65	(12)	53
Tools and instruments	2,693	(541)	2,152	2,089	(331)	1,758
Power generation unit	2,040	(452)	1,588	1,695	(308)	1,387
Electrical equipment	540,290	(58,449)	481,841	413,894	(35,527)	378,367
Mechanical, protection and measurement equipment	62,175	(21,392)	40,783	49,858	(14,425)	35,433
Transport and loading equipment	146	(58)	88	524	(192)	332
Computers and software	7,317	(4,810)	2,507	4,942	(2,871)	2,071

Total Machinery and equipment	629,571	(90,286)	539,285	484,672	(57,274)	427,398

Other Property, plant, and equipment:
Construction materials	3,199	—	3,199	2,083	—	2,083

Total Other property, plant, and equipment	3,199	—	3,199	2,083	—	2,083

Total property, plant and equipment	2,155,706	(219,397)	1,936,309	1,619,738	(121,143)	1,498,595

        Depreciation for the year ended December 31, 2009 amounted to ThUS$ 70,280 (ThUS$ 62,752 and ThUS$ 59,935 for the years ended December 31, 2008 and 2007, respectively).

        Assets under construction classified as Work in progress in the table above are not being depreciated yet.

Brookfield Infrastructure Partners F-101

ETC HOLDINGS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—BONDS PAYABLE

        The detail of bonds payable as of December 31, 2009 and 2008 is as follows:

						Periodicity		As of December 31,
Registration or identification number of the instrument
	Series	Nominal amount placed	Currency or Indexation unit	Effective interest rate(1)	Maturity date as of December 31, 2009	Interest payment	Principal payment	2009 Book value	2008 Book value	Principal/ Interest
								ThUS$	ThUS$
Current portion of long-term bonds:
249	B1		UF	6.20%	Mar 1, 2010	Semiannually	Semiannually	—	164	Interest
249	B2		UF	6.20%	Mar 1, 2010	Semiannually	Semiannually	2,122	2,473	Interest
First issuance(2)	Single		US$	7.88%	Apr 15, 2009	Semiannually	At maturity	3,458	13,690	Interest
249	B1	4,000	UF	6.20%	Mar 1, 2010	Semiannually	At maturity	9,262	168	Principal
249	B2	60,000	UF	6.20%	Mar 1, 2010	Semiannually	At maturity	129,671	2,506	Principal
481	D		UF	4.25%	Jun 15, 2010	Semiannually	At maturity	949	797	Interest
480	C		UF	3.50%	Mar 1, 2010	Semiannually	At maturity	3,182	2,339	Interest
598	E		UF	3.90%	Feb 2, 2010	Semiannually	At maturity	2,237		Interest
598	F		CLP	5.70%	Feb 2, 2010	Semiannually	At maturity	1,428		Interest
599	H		UF	4.80%	Feb 2, 2010	Semiannually	At maturity	2,204		Interest
598	I		UF	3.50%	Feb 28, 2010	Semiannually	At maturity	860	—	Interest
599	K		UF	4.60%	Mar 1, 2010	Semiannually	At maturity	1,125	—	Interest
First issuance(1)	Private Placement		US$	2.03%	Feb 2, 2010	Semiannually	At maturity	695	1,244	Interest

Total current portion of bonds payable							157,193	23,381

Long Term Bonds Payable
249	B1	186,000	UF	6.20%	Mar 1, 2022	Semiannually	Semiannually	—	7,198	Principal
249	B2	2,790,000	UF	6.20%	Mar 1, 2022	Semiannually	Semiannually	—	107,975	Principal
First issuance(2)	Single	245,138,000	US$	7.88%	Apr 15, 2011	Semiannually	At maturity	244,651	472,658	Principal
481	D	13,500,000	UF	4.25%	Dec 15, 2027	Semiannually	At maturity	549,361	448.171	Principal
480	C	6,000,000	UF	3.50%	Sep 1, 2016	Semiannually	At maturity	239,984	195,398	Principal
598	E	3,300,000	UF	3.90%	Aug 1, 2014	Semiannually	At maturity	136,453	—	Principal
598	F	33,600,000	CLP	5.70%	Aug 1, 2014	Semiannually	At maturity	66,259	—	Principal
599	H	3,000,000	UF	4.80%	Aug 1, 2031	Semiannually	At maturity	123,920	—	Principal
598	I	1,500,000	UF	3.50%	Sep 9, 2014	Semiannually	At maturity	61,201	—	Principal
599	K	1,600,000	UF	4.60%	Sep 1, 2031	Semiannually	At maturity	66,078	—	Principal
First issuance(1)	Private placement	150,000,000	US$	2.03%	May 2, 2013	Quarterly	At maturity	148,637	147,223	Principal

Total Long-term bonds payable							1,636,544	1,378,623

(1)
All bonds with the exception of the US$ 150 million issuance denominated in U.S. dollars bear interest at fixed rates.
(2)
Cross currency swap with notional amount of US$ 50 million as of December 31, 2009 was contracted with the intention to hedge partially this bond.

F-102 Brookfield Infrastructure Partners

 ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—BONDS PAYABLE (continued)

        Following is a schedule of the long-term debt (bonds) maturity in each of the five years beginning on January 1, 2009 and thereafter:

Year	As of December 31, 2009
ThUS$
2010	2,643
2011	256,735
2012	5,286
2013	155,286
Thereafter	1,373,787

Total	1,793,737

NOTE 7—BANK LOANS

        All bank loans are due in 2011.

        As of December 31, 2009 and 2008 the balance of the bank loans corresponds to loan obtained from Scotia & Trust (Cayman) Ltd. The loan bears interest of 6 months LIBOR plus 3%. Effective interest rate of the loan is 3.43% as of December 31, 2009.

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)    Classification of financial instruments

	As of December 31, 2009				As of December 31, 2008
Financial asssets	HFT(1)	L&R(2)	HTM(3)	Total	HFT(1)	L&R(2)	HTM(3)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	278,371	—	—	278,371	130,344	—	—	130,344
Trade accounts receivable	—	71,915	—	71,915		51,365		51,365
Accrued interest on the long-term bank deposit (restricted)(4)	—	—	160	160	—	—	234	234
Derivative financial instruments, including:
—Not designated for hedge accounting(5)	231	—	—	231	91,376	—	—	91,376
—Designated as hedges of net investment and cash flow hedges(6)	—	—	—	—	57,276	—	—	57,276
Long-term bank deposit	—	—	872,064	872,064	—	—	890,064	890,064
Investments in other companies	450	—	—	450	501	—	—	501
Long-term receivables	—	2,873	—	2,873	—	2,456	—	2,456

Total	279,052	74,788	872,224	1,226,064	279,497	53,821	890,298	1,223,616

Brookfield Infrastructure Partners F-103

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	As of December 31, 2009		As of December 31, 2008
Financial liabilities	HFT(1)	Other than HFT(1)	HFT(1)	Other than HFT(1)
	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable and other short-term payables	—	78,783	—	58,055
Debt (including current and non-current portion)	—	2,665,071	—	2,288,072
Derivatives financial instruments, including:
—Not designated for hedge accounting(7)	41,225	—	33,918	—
—Designated as hedge of net investment and cash flow hedge(8)	17,183	—	—	—
Other long-term payables	—	17,413	—	4,626

Total	58,408	2,761,267	33,918	2,350,753

(1)
Held for trading

(2)
Loans and receivables

(3)
Held-to-maturity

(4)
Classified in other current assets

(5)
Classified in other current assets as of December 31, 2009 and in other non-current assets as of December 31, 2008

(6)
ThUS$ 6,740 classified in other current assets and ThUS$ 49,948 in other non-current assets as at December 31, 2008.

(7)
Includes current and non-current portion

(8)
Includes current and non-current portion

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

	As of December 31,		As of December 31,
Description	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Long-term bond payable	1,636,544	1,786,230	1,378,623	1,348,715

  The amended CICA Handbook Section 3862, Financial Instruments—Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

–
Level 1 Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

F-104 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

–
Level 2 Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

–
Level 3 Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

  When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

  The following table presents the fair value hierarchy for those assets and liabilities of the Company measured at fair value on a recurring basis as of December 31, 2009:

	December 31, 2009	Fair Value Measurements at Reporting Date
Description	Carrying value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Derivative assets	231	—	231	—
Derivative liabilities	(57,610)	—	(57,610)	—

c)     Use of derivatives

  Transelec entered into eleven US$/UF cross currency swaps contracts totaling to ThUS$ 270,000 to hedge part of its exchange rate risk exposure related to bonds denominated in US$. Initially part of those swaps were designated as cash flow hedges, however given ineffectiveness observed after the inception date hedge accounting was not applied. The swaps were measured at fair value with changes in the fair value taken to the profit and loss account. In August 2009, in relation to the redemption of US dollar debt, the Company unwound swap contracts amounted to US$220 million that it maintained with banks and financial institutions. The amount paid to these financial institutions at the settlement date was approximately US$ 55.9 million. Transelec still has one remaining swap contract with notional amount of ThUS$ 50 million and maturity date in 2011 (the same maturity as the debt intended to be hedged). The fair value of the swap contract recognized on the consolidated balance sheet amounts to ThUS$ 31,574 (liability) as of December 31, 2009, (ThUS$ 16,876 (net liability from all swap contracts) as of December 31, 2008).

  As of December 31, 2009 Transelec has also opened 15 foreign currency forwards to sell ThUS$ 132,236 designated as cash flow hedges to mitigate the short-term impact of fluctuations in the exchange rate on the revenues stream. The fair value recognized on the balance sheet as of December 31, 2009 amounts to ThUS$ 573 (liability). The contracts mature during the 1st semester of 2010.

  The subsidiary Transelec Holdings Rentas Limitada uses financial derivative instruments (US$/Ch$ forwards and swaps) as hedge of a portion of its net investment in Transelec controlled in Chilean pesos in order to reduce the exposure to changes in currency exchange rates. The nominal amount of these contracts was ThUS$ 250,000 as of December 31, 2009 and as of December 31, 2008. Changes in the fair value of these derivative contracts are recorded in other comprehensive income (loss). Amounts excluded from the measure of effectiveness of net investment hedges are

Brookfield Infrastructure Partners F-105

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

  recognized in earnings in the period in which they arise. Fair values of the derivatives recognized on the consolidated balance sheet were ThUS$ 16,385 (liability) as of December 31, 2009 and ThUS$ 56,100 (asset) at December 31, 2008.

  On August 8, 2008, Transelec Holdings Rentas Limitada entered into twelve US$/UF cross currency swap contracts totaling to ThUS$ 345,000. The swaps are considered as economic cash flow hedges to offset the variability of expected future cash flows related to US$ debt, however hedge accounting was not applied and all changes in the fair value of the swaps are recorded in income. Fair value of the swap contracts recognized on the consolidated balance sheet amounts to ThUS$ 9,420 (liability) as of December 31, 2009 and ThUS$ 74,332 as of December 31, 2008. The swaps contracts mature in 2011 and 2013.

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

  The Company's assets largely consist of long duration physical assets. Accordingly, the Company's financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that partially

F-106 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

  has been swapped to fixed rates with interest rate derivatives. Debts instruments are recorded on the balance sheet are at their amortized cost.

  The result of a 50 basis point increase in interest rates on the Company's net floating rate between assets and liabilities (including derivatives) would have resulted in a corresponding increase in net income before tax of US$ 0.3 million as at December 31, 2009 on an annualized basis.

  The Company holds financial instruments to hedge the net investment in self-sustaining operation whose functional currency is other than the U.S. dollar (Transelec). The result of a 50 basis point increase in interest rates on the Company's net floating rate between assets and liabilities (swaps) would have resulted in a corresponding decrease the value of these hedging instrument by US$ 0.1 million as at December 31, 2009, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

  Currency risk

  Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than functional currencies of the consolidated entities in addition to any changes in the value of the financial instruments in the relevant currency due to other risks.

  The Company has bonds payable denominated in Unidad de Fomento (UF), changes in the translated value of which are recorded in net income. The impact of a 1% change in UF would result in a US$ 12 million gain (loss).

  The Company holds financial instruments to hedge the net investment in self-sustaining operation whose functional currency is other than the U.S. dollar (Transelec). A 1% increase in the U.S. dollar exchange rate would increase the value of these hedging instruments by US$ 3.2 million as at December 31, 2009, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

  Credit risk

  Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations causing a financial loss. The Company's exposure to credit risk in respect of financial instruments relates primarily to counterparties obligations regarding accounts receivable, bank deposits and derivative contracts.

  The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparty meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for bank deposits and derivative financial instruments and endeavours to minimize counterparty credit risk through diversification and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments which tends to be a relatively small proportion of the notional value. Substantially all of the Company's derivative financial instruments involve counterparties that are branches of global banks or other financial institutions with high credit ratings from international credit rating agencies. The Company does not expect to incur credit losses in respect of any of these counterparties.

Brookfield Infrastructure Partners F-107

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

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

  The Company earns a significant part of its revenues (approx. 71.2% of revenues from transmission services in the year ended December 31, 2009) from one client, which is a Chilean electricity generating company. As of December 31, 2009 approx. 47% of the trade accounts receivable are due from that client.

  Liquidity risk

  Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

  To ensure the Company is able to react to investment opportunities quickly and on a value basis as well as to pay its obligations on due dates, the Company maintains relatively high level of liquidity. The primary source of liquidity consists of cash and cash equivalents as well as trade accounts receivable. As of December 31, 2009 Transelec has 3 unused credit line facilities totaling to            ThUS$ 60,000 and available to finance working capital needs of which ThUS$ 15,000 expire in March 2010, ThUS$ 15,000 expire in November 2010 and ThUS$ 30,000 expire in February 2010. In addition, Transelec has available unused credit facility of up to UF 3.2 million (approx.             ThUS$ 132,000) available up to September 2010 to finance expansion projects or refinance debt.

  The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity.

  These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management's opinion relatively conservative, and by diversifying maturities over an extended period of time.

NOTE 9—ACCRUED LIABILITIES AND PROVISIONS

        Accrued liabilities as of December 31, 2009 and 2008 are composed as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Accrued payroll	4,079	3,099
Vacation accrual	1,803	1,477
Staff severance indemnities (short-term portion)	1,021	949

Total	6,903	5,525

        Long-term provisions presented on the balance sheet as of December 31, 2008 includes obligation for staff severance indemnities of ThUS$ 6,768 (ThUS$ 3,022 as of December 31, 2008) determined in accordance with accounting policy described in the Note 21). Total amount of cost benefit for staff severance indemnities recognized in the year ended December 31, 2009 was ThUS$ 606 (ThUS$ 655 and ThUS$ 1,381 in the years ended December 31, 2008 and 2007, respectively).

F-108 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—SHAREHOLDERS' EQUITY

        The detail of changes in the Shareholders' Equity during the years ended December 31, 2009, 2008 and 2007 is shown in the table below:

Description	Paid-in capital	Accumulated other comprehensive income (loss)	Deficit	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2007	348,812	(1,674)	(11,232)	335,906
Increase of capital	858,759	—		858,759
Distributions	—	—	(35,167)	(35,167)
Translation gain on the net investment in self-sustaining operation	—	98,086	—	98,086
Loss on hedging instruments	—	(31,541)	—	(31,541)
Net loss for the year	—	—	(37,467)	(37,467)

Balance as of December 31, 2007	1,207,571	64,871	(83,866)	1,188,576

Increase of capital	160,808	—	—	160,808
Distributions	—	—	(43,728)	(43,728)
Translation loss on the net investment in self-sustaining operation	—	(313,113)	—	(313,113)
Gain on hedging instruments	—	56,360	—	56,360
Net income for the year	—	—	104,027	104,027

Balance as of December 31, 2008	1,368,379	(191,882)	(23,567)	1,152,930

Distributions	—	—	(56,923)	(56,923)
Translation gain on the net investment in self-sustaining operation	—	306,937	—	306,937
Loss on hedging instruments	—	(70,964)	—	(70,964)
Net income for the year	—	—	12,177	12,177

Balance as of December 31, 2009	1,368,379	44,091	(68,313)	1,344,157

Brookfield Infrastructure Partners F-109

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—SHAREHOLDERS' EQUITY (Continued)

        As of December 31, 2009 and 2008 the authorized share capital was divided into 1,400,012,000 shares of nominal value of US$ 1 per share. Shareholders in the Company and their participation as follows as of December 31, 2009 and 2008:

	Participation as of December 31,
Shareholder	2009	2008
	%	%
CPP Investment Board Private Holding Inc.	27.728	27.728
BIP Bermuda Holdings III Limited	17.750	17.750
Bryson International Limited	—	10.036
Brookfield Renewable Power (Barbados) Inc.	10.036	—
4358520 Canada Inc.	22.101	22.101
4358538 Canada Inc.	3.900	3.900
Infra—PSP Canada Inc.	18.485	18.485

Total	100.000	100.000

NOTE 11—CAPITAL MANAGEMENT

        The capital of the Company consists of the components of shareholders' equity as presented on the Company's consolidated balance sheet.

        The Company's objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and providing shareholders with a prudent amount of leverage to enhance returns. Company's financial debt, which consists of debt of consolidated subsidiaries and totaling to ThUS$ 2,665,071 at December 31, 2009 (ThUS$ 2,288,072 as of December 31, 2008). Part of this debt is secured by the long-term bank deposit that the Company has in Scotiabank & Trust (Cayman) Ltd. amounting to ThUS$ 872,064 and ThUS$ 890,064 as of as of December 31, 2009 and 2008, respectively.

        The Company is in full compliance with capital requirements and covenants related to equity as of December 31, 2009.

NOTE 12—CONTINGENCIES AND RESTRICTIONS

        The Company is subject to some covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2009.

a)    Pledge on assets

  In January 2008, the Company opened through Bank of Nova Scotia, an irrevocable standby letter of credit for US$ 41,600,000 to secure the interest payment of a subsidiary (Transelec S.A.), as established in the Debt Service Escrow agreement between Bank of New York and Transelec S.A. This standby which expired in January 2009 was replaced by a US$19,224,650 new Standby Letter of Credit that expired on January 12, 2010.

  In February 2008, the Company opened, through Bank of Nova Scotia, an irrevocable standby letter of credit for US$ 4,000,000 to secure the interest payment of a subsidiary (Transelec

F-110 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—CONTINGENCIES AND RESTRICTIONS (Continued)

  Holdings Rentas Limitada), as established in the Collateral Agent Agreement between HSBC Bank and Transelec Holdings Limitada. This Standby which expired in February 2009 was replace by a US$ 1,848,524 new Standby Letter of Credit that expired on February 2, 2010.

  On June 29, 2007 the Company's subsidiaries Transelec Holdings Rentas Limitada and Rentas Electricas I Limitada which directly hold 100% of interest in Transelec S.A. pledged their shares in Transelec and Transelec Norte S.A. in favor of JP Morgan Bank USA, HSBC Bank Canada, Deutsche Bank A.G. and holders of the bonds issued by Transelec Holdings Rentas Limitada. This share pledge is collateral for the following debts:

    •
    US$ 150 million Private Placement plus ThUS$ 529 in accrued interest until December 31, 2009;

    •
    US$ 345 million in Cross Currency Swaps engaged with the above mentioned banks. The secured contracts represent a net liability to the Company of ThU$ 9,420 as of December 31, 2009.

  ETC Holdings Ltd. holds funds amounting to ThUS$ 872,064 as of December 31, 2009 and ThUS$ 890,064 as of December 31, 2008, respectively in the long-term bank deposit account in Scotiabank & Trust (Cayman) Ltd. Those funds are pledged to secure a bank loan provided by the same institution to subsidiary Rentas Eléctricas I Limitada. The carrying amount of the outstanding balance of the loan payable classified in long-term liabilities amounts to ThUS$ 870,303 and ThUS$ 884,741 as of December 31, 2009 and December 31, 2008, respectively. In the event of default Scotiabank & Trust (Cayman) Ltd. has a right to set off and apply the deposit against the loan.

b)    Litigations, lawsuits and demands from regulators

  1.
  On December 5, 2002, the Superintendency of Electricity and Fuel (SEC) in Ordinary Official Letter No. 7183, charged the Company for its alleged responsibility in the interruption of electrical supply in the Central Interconnected System (SIC) on September 23, 2002. The Company presented the answers in a timely manner and these were added to the corresponding evidence. By Exempt Resolution No. 1438 of August 14, 2003, the Superintendency applied various fines to Transelec for a total of Annual Tax Units (UTA) 2,500 equivalent as of December 31, 2009 to ThUS$ 2,181. As of December 31, 2009, the Company had appealed the complaint before the Santiago Court of Appeals, and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

  2.
  In Ordinary Official Letter No. 1210 dated February 21, 2003 the SEC filed charges for the alleged responsibility of Transelec in the interruption of electric service in the SIC, on January 13, 2003. By Resolution No. 808, of April 27, 2004, the SEC imposed a fine of 560 UTA equivalent as of December 31, 2009, to ThUS$ 489, against which a writ of administrative reconsideration was filed, which was rejected. The Company appealed the complaint before the Santiago Court of Appeals and placed a deposit of 25% of the original fine. The Company maintains that it is not responsible for this situation since it considers it a case of force majeure.

Brookfield Infrastructure Partners F-111

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—CONTINGENCIES AND RESTRICTIONS (Continued)

  3.
  On September 30, 2005 the SEC through Exempt Resolution No. 1117, applied the following sanctions to the Company: a fine of 560 UTA equivalent as of December 31, 2009 to ThUS$489, for allegedly not having coordinated to ensure electric service, as determined in the investigation of the general failure of the SIC on November 7, 2003; a fine of 560 UTA equivalent as of December 31, 2009, to ThUS$ 489, in the Company's condition as the owner of the installations, for allegedly operating the installations without adhering to the operation scheduling set forth by the CDEC-SIC, without justified cause, as determined in the investigation of the general failure of the SIC on November 7, 2003. As of December 31, 2009, the Company had appealed the charges before the SEC, which is pending resolution; Management believes it has no responsibility in these events.

  4.
  On December 17, 2004, the SEC through Exempt Resolution No. 2334 fined the Company 300 UTA, equivalent as of December 31, 2009, to ThUS$ 262, for its alleged responsibility in the interruption of electrical supply south of Temuco, caused by a truck crashing into a structure of the Charrúa—Temuco line. As of December 31, 2009, the Company had filed a motion of invalidation and administrative reconsideration, firmly sustaining that it was a case of force majeure and that the charges are not applicable and should be annulled.

  5.
  On December 31, 2005, the SEC through Official Letter No. 1831, filed charges against the Company for allegedly infringing on various provisions of the electrical regulations while operating its installations, which would have caused the interruption of electrical supply in the SIC on March 21, 2005. By SEC Exempt Resolution SEC No. 220, of February 7, 2006, the Company was fined 560 UTA equivalent as of December 31, 2009, to ThUS$ 489. An appeal was filed to order generation of power again on February 16, 2006, which is still outstanding. As of December 31, 2009, the Company had presented the required evidence.

  6.
  On June 1, 2007, the SEC through Ordinary Official Letter No. 2523/ACC 251155/ DOC 100503/ filed charged against the Company for allegedly infringing on various provisions of the electrical regulations (the Ministry of Economy's Art. 139 of DFL no. 4/20.018 from 2006, en relation to the Ministry of Mining's articles 205 and 206 of D.S. 327/97) while operating its facilities, which caused the interruption of electrical supply in the SIC on December 4, 2006. By SEC Exempt Resolution No. 274, dated February 11, 2009, the Company was fined 100 UTA, equivalent to ThUS$87 as of December 31, 2009. An appeal was 2009 and is currently pending. As of December 31, 2009, the Company had presented the required evidence.

  As of December 31, 2009, the Company has recognized a provision for these contingent obligations for the amount of ThUS$ 4,240. This estimation considers the fact that similar cases are being heard in the Appeals Court, and that, the Appeals Court and Supreme Court have confirmed the decision of the SEC. In addition, there are similar cases with a reconsideration petition before the SEC for which the SEC has maintained the previously established fines.

c)     Guarantees

  At the Company's request Banco Santander Chile, Banco de Chile and Scotiabank gave guarantees totaling ThUS$ 6,001 and ThUS$ 1,933 as of December 31, 2009 and 2008, respectively to the Chilean Ministry of Economy, Development and Reconstruction and some other parties to ensure completion by the Company of certain works related to the transmission system.

F-112 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—CONTINGENCIES AND RESTRICTIONS (Continued)

  As of December 31, 2009 and 2008, the Company has received financial guarantees from contractors and third parties, mainly to guarantee the completion of construction and maintenance work amounting to ThUS$ 53,475 and ThUS$ 16,937, respectively.

NOTE 13—DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

        The reconciliations presented below include only differences related to measurement of items in the financial statements and do not contemplate additional disclosures that may be required under US GAAP.

a)    Embedded derivatives

  The Company entered into certain contracts for electricity transmission that have embedded features corresponding to foreign currency, prices of commodities used in the construction of transmission assets and inflation indexes. The Company concluded that those indexation features represent embedded derivatives, however those derivatives may not require bifurcation and separate accounting as they are closely related to the economic characteristics and risks of the host contracts under CICA Section 3855. Instead the entire contracts are considered contract-based intangibles acquired in the business combination. Under US GAAP ASC 815, Derivatives and Hedging (codified principally from Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities) includes different criteria for considering embedded derivatives as clearly and closely related to the economic characteristics and risks of the host contract, especially with regards to foreign currency derivatives. The Company concluded that under US GAAP the embedded features require bifurcation and fair value accounting with changes in fair value recorded in earnings. Effects of the bifurcation of the embedded derivatives and elimination of the intangible asset recognized under Canadian GAAP net of their respective tax effects were included as an adjustment in the reconciliation to US GAAP as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 in paragraph b) below.

Brookfield Infrastructure Partners F-113

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

b)    Effects of conforming to US GAAP

  The adjustments to reported net income required to conform to US GAAP were as follows:

	For the year ended December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Net income (loss) as shown in the Canadian GAAP financial statements	12,177	104,027	(37,467)
Embedded derivatives (paragraph a)	(42,495)	40,604	14,095
Adjustments of deferred income taxes (paragraph a)	7,224	(6,903)	(2,396)

Net (loss) income under US GAAP	(23,094)	137,728	(25,768)

Other comprehensive (loss) income, net as shown in the Canadian GAAP financial statements	235,973	(256,753)	66,545
Adjustments to US GAAP	—	—	—
Other comprehensive income (loss) under US GAAP	235,973	(256,753)	66,545

Total comprehensive income (loss) under US GAAP	212,879	(119,025)	40,777

  The adjustments to reported Shareholders' equity required to conform to US GAAP were as follows:

	As of December 31,
Description	2009	2008
	ThUS$	ThUS$
Shareholders' equity as shown in the Canadian GAAP financial statements	1,344,157	1,152,930
Embedded derivatives (paragraph a)	12,204	54,699
Adjustments of deferred income taxes (paragraph a)	(2,075)	(9,299)

Shareholders' equity under US GAAP	1,354,286	1,198,330

F-114 Brookfield Infrastructure Partners

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  The following summarizes the changes in shareholders' equity under US GAAP during the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31,
Description	2009	2008	2007
	ThUS$	ThUS$	ThUS$
Opening balance	1,198,330	1,200,275	335,906
Contribution and increase of capital	—	160,808	858,759
Translation gain (loss) on the net investment in self-sustaining operation	306,937	(313,113)	98,086
(Loss) gain on hedging instruments	(70,964)	56,360	(31,541)
Net (loss) income for the year	(23,094)	137,728	(25,768)
Distributions	(56,923)	(43,728)	(35,167)

Closing balance	1,354,286	1,198,330	1,200,275

c)     Recent US GAAP accounting pronouncements

  The Hierarchy of Generally Accepted Accounting Principles

  In June 2009, the Financial Accounting Standards Board (FASB) issued a standard that established the FASB Accounting Standards Codification (ASC) and amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental US GAAP. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (ASUs). The Company adopted the ASC in 2009. This standard did not have an impact on the Company's consolidated results of operations or financial condition.

  Useful Life of Intangible Assets

  In April 2008, the FASB issued an accounting standard which amended the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under ASC 350, Intangibles—Goodwill and Other. This new standard applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions. Under this standard, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The adoption of this standard effective January 1, 2009 did not have a material impact on the Company's consolidated results of operations or financial condition.

Brookfield Infrastructure Partners F-115

ETC HOLDINGS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Subsequent Events

  In May 2009, the FASB issued a new accounting standard regarding subsequent events. This standard incorporates into authoritative accounting literature certain guidance that already existed within generally accepted auditing standards, with the requirements concerning recognition and disclosure of subsequent events remaining essentially unchanged. This guidance addresses events which occur after the balance sheet date but before the issuance of financial statements. Under the new standard, as under previous practice, an entity must record the effects of subsequent events that provide evidence about conditions that existed at the balance sheet date and must disclose but not record the effects of subsequent events which provide evidence about conditions that did not exist at the balance sheet date. This standard added an additional required disclosure relative to the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued. The adoption of this standard did not have impact on the Company's consolidated results of operations or financial condition.

  Consolidation guidance for variable-interest entities

  In June 2009, the FASB issued a new standard that revises the consolidation guidance for variable-interest entities. The modifications include the elimination of the exemption for qualifying special purpose entities, a new approach for determining who should consolidate a variable-interest entity, and changes to when it is necessary to reassess who should consolidate a variable-interest entity. This standard is effective January 1, 2010. The Company is evaluating the impact, if any, of the adoption of this standard.

F-116 Brookfield Infrastructure Partners

 Combined Financial Statements of

BROOKFIELD GLOBAL TIMBER FUND

As of December 31, 2009 and 2008
and the year ended December 31, 2009
and for the period from October 14, 2008 (inception) to December 31, 2008

Brookfield Infrastructure Partners F-117

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the investors of
Brookfield Global Timber Fund

        We have audited the accompanying combined statements of net assets, including the combined schedules of investments of Brookfield Global Timber Fund (the "Fund") as of December 31, 2009 and 2008, and the combined statements of operations, changes in net assets and cash flows for the year ended December 31, 2009 and for the period from October 14, 2008 (inception) to December 31, 2008. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and for the period from October 14, 2008 to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
March 23, 2010

F-118 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

COMBINED STATEMENTS OF NET ASSETS

As of December 31, 2009 and 2008
(in US$ thousands, except where noted)

	Note	2009	2008
Assets
Investment, at estimated fair market value (cost—$1,054,780, 2008—$1,026,277)	4	871,034	906,606
Cash and cash equivalents		4	33
Due from related parties	7	3	122
Prepaid management fees	7	1,243	—

Total Assets		872,284	906,761

Liabilities
Accrued expenses		30	218
Due to related parties	7	—	45

Total liabilities		30	263

Net Assets		872,254	906,498

The accompanying notes are an integral part of these combined financial statements.

Brookfield Infrastructure Partners F-119

BROOKFIELD GLOBAL TIMBER FUND

COMBINED SCHEDULES OF INVESTMENTS

As of December 31, 2009
(in US$ thousands, except where noted)

	Note	Location	Principal $ or Shares	Cost	Estimated Fair Value	% of Net Assets
Longview Timber Holdings, Corp.	3	U.S. PNW	10,816,230	1,054,780	871,034	99.9%

Total Investment				1,054,780	871,034	99.9%

As of December 31, 2008
(in US$ thousands, except where noted)

	Note	Location	Principal $ or Shares	Cost	Estimated Fair Value	% of Net Assets
Longview Timber Holdings, Corp.
Common Shares	3	U.S. PNW	8,485,845	855,096	735,425	81.1%
Shareholder Loan	3	U.S. PNW	171,181	171,181	171,181	18.9%

Total Investment				1,026,277	906,606	100.0%

The accompanying notes are an integral part of these combined financial statements.

F-120 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2009 and
From October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

	Note	2009	2008
Investment Income
Dividend income	3	—	3,564
Interest income	3	11,732	5,020

		11,732	8,584
Expenses
Management fees	7	2,225	1,436
Organizational expenses	7	190	1,701
Professional fees		54	—
Audit fees		40	30

		2,509	3,167
Net Investment Income		9,223	5,417

Unrealized loss on investment	4	(64,075)	(119,671)

Result from Operations		(54,852)	(114,254)

The accompanying notes are an integral part of these combined financial statements.

Brookfield Infrastructure Partners F-121

BROOKFIELD GLOBAL TIMBER FUND

COMBINED STATEMENTS OF CHANGES IN NET ASSETS

For the year ended December 31, 2009 and
From October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

	Note	General Partner	Limited Partners	Members' Capital	Total
Net assets, as of October 14, 2008		—	—	—	—
Investor's contributions	1	1,699	1,259,316	140,772	1,401,787
Net investment income		8	4,048	1,361	5,417
Unrealized loss on investment		(199)	(103,110)	(16,362)	(119,671)
Distributions to investors	1	—	(379,627)	(1,408)	(381,035)

Net assets, as of December 31, 2008		1,508	780,627	124,363	906,498
Investor's contributions	1	38	18,242	2,328	20,608
Net investment income		15	7,947	1,261	9,223
Unrealized loss on investment		(107)	(55,208)	(8,760)	(64,075)
Distributions to investors	1	—	—	—	—

Net assets, as of December 31, 2009		1,454	751,608	119,192	872,254

The accompanying notes are an integral part of these combined financial statements.

F-122 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

COMBINED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

	2009	2008
Cash flow (used in) from operating activities
Net decrease in net assets from operations	(54,852)	(114,254)
Adjustments to reconcile to net cash provided by operating activities:
Purchase of investment	(28,503)	(314,800)
Unrealized loss on investment	64,075	119,671
Changes in other assets and liabilities, net	(1,357)	141

	(20,637)	(309,242)
Cash flow from (used in) investing activities
Investors' contributions	20,608	690,310
Distributions to investors	—	(381,035)

	20,608	309,275
Net (decrease) increase in cash and cash equivalents	(29)	33
Cash and cash equivalents, beginning of period	33	—

Cash and cash equivalents, end of period	4	33

The accompanying notes are an integral part of these combined financial statements.

Brookfield Infrastructure Partners F-123

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

1.    ORGANIZATION AND INVESTMENT OBJECTIVES

        These financial statements of Brookfield Global Timber Fund represent the combined financial statements of Brookfield Global Timber Fund I L.P., Brookfield Global Timber Fund I (Brookfield PIV), LLC and BGTF I (Norma), LLC (collectively referred to as the "Fund" or the "Partnership"). Brookfield Global Timber Fund I L.P. is a Delaware limited partnership that was organized and commenced operations on October 14, 2008 ("Inception"). Brookfield Global Timber Fund I (Brookfield PIV), LLC is a Delaware limited liability company that was organized and commenced operations on October 14, 2008. BGTF I (Norma), LLC is a Delaware limited liability company that was organized on December 17, 2008 and commenced operations on December 22, 2008. The General Partner of Brookfield Global Timber Fund I L.P. is Brookfield Global Timber Fund GP, L.P. (the "GP"), a Delaware limited partnership, a wholly owned subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The financial statements of the Fund are presented on a combined basis as all of the entities are under common control and management.

        Brookfield Timberlands Management L.P. (the "Fund Manager"), a wholly owned subsidiary of Brookfield, is the investment manager of the Fund.

        The Fund's final closing occurred on March 31, 2009. The Fund is expected to terminate on March 31, 2019, 10 years from the final closing, unless terminated earlier or extended in accordance with the provisions of the Fund's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement").

        The commitment period of the Fund ended on March 31, 2009. As a result, no investment may be made by the Fund and no limited partner shall be required to make capital contributions in respect of investments; provided, however, that the GP may call capital in its discretion to the extent necessary to (i) pay expenses, including the management fee; (ii) make expenditures in accordance with the annual operating plan of Longview; and (iii) fund amounts which are approved by a seventy-five percent vote of the limited partners.

        On October 14, 2008, Brookfield Longview Holdings LLC ("BLH"), a wholly owned subsidiary of Brookfield, contributed its investment in Longview Timber Holdings, Corp. ("Longview") consisting of 5,570,118 common shares with a value of $561,102 and loans receivable ("Shareholder Loan") from Longview in the amount of $127,657 to the Fund in exchange for limited partnership and member interests in the Fund. Additionally, from Inception to November 3, 2008, the Fund received cash contributions from other investors totaling $690,310 in exchange for limited partnership interests or members' capital in the Fund. These contributions were used by the Fund to acquire 2,915,727 newly issued common shares of Longview along with additional Shareholder Loan interests. The remaining $380,808 was distributed to Brookfield and its affiliates. On December 22, 2008, an affiliate of Brookfield assigned its interest in the Shareholder Loan with a principal amount of $22,718 to BGTF I (Norma), LLC.

        On July 14, 2009 and October 14, 2009 the Fund received cash contributions of $14,509 and $6,099, respectively, from investors in exchange for limited partnership and member interests in the Fund. These contributions were used by the Fund to acquire 166,491 newly issued common shares of Longview and to pay operating expenses of the Fund. On December 11, 2009 the Fund accepted

F-124 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

1.    ORGANIZATION AND INVESTMENT OBJECTIVES (Continued)

2,163,894 newly issued common shares of Longview having a value equal to $182,914 as full repayment of the balance of the Shareholder Loan including principal and accrued interest.

        Distributions to investors during the year were nil (2008—$381,035).

        The Fund's primary purpose is to hold the investment in Longview whose purpose is to acquire, develop, manage and harvest timber assets. Investment returns are in the form of current income earned on this investment and the capital appreciation of the investment in Longview, which will be distributed to investors when realized by the Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        These financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America. The Fund is an investment company and is accounted for in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide: Investment Companies.

Reporting Entity and Principles of Combination

        The combined financial statements include the accounts and transactions of the Fund. All interfund balances and transactions are eliminated.

Accounting Estimates

        The preparation of financial statements requires the Fund to make estimates and assumptions affecting the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The process of valuing investments for which no published market price exists is based on inherent uncertainties and the resulting values may materially differ from values that would have been used had a ready-market existed for the investments and prices at which the investments may ultimately be sold.

Cash and Cash Equivalents

        Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and original maturities when purchased of 90 days or less, and are stated at cost plus accrued interest, which approximates market value due to the short-term nature of the investments.

Foreign Currency Translation

        The books and records of the Fund are maintained in U.S. dollars. Assets and liabilities denominated in currencies other than the U.S. dollars are translated into U.S. dollar equivalents using valuation date exchange rates, while revenues and expenses are translated at the transaction date exchange rates.

Brookfield Infrastructure Partners F-125

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments

        The Fund carries its investments at their estimated fair value as determined by the Fund Manager. The fair value of equity investments is determined by annual independent appraisals, less the book value of any long-term debt, as applicable, and any such other factor as the Fund Manager may deem relevant.

Income Recognition

        Interest income and distributions from investments are accrued and recorded as earned.

Expense Recognition

        Fund expenses are recorded as incurred and consist of permitted expenses in accordance with terms of the Fund agreements. Fund expenses include organizational expenses, operational expenses and other expenses associated with the operation of the Fund.

Management Fee Expense

        Management fees are those paid to the Fund Manager. Such amounts are reflected in the accompanying financial statements when incurred.

Taxation

        No provision is made in the accompanying financial statements for taxes since any such liabilities are ultimately the responsibility of the individual investors and not that of the Fund.

Recently Issued Accounting Pronouncements

        In May 2009, the FASB issued ASC 855, Subsequent Events ("ASC 855") (formerly SFAS No. 165 Subsequent Events), which defines subsequent events as transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance defines two types of subsequent events: (i) events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events); and (ii) events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events). In addition, this guidance requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The guidance in ASC 855 is effective for periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Fund's combined financial statements. We have evaluated subsequent events up to and including March 23, 2010, the date on which our financial statements were available to be issued.

F-126 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

3.    INVESTMENTS

        Fund investments consist of a 77% interest in Longview, held in the form of issued and outstanding common stock. The Fund's initial investments in Longview were made on October 14, 2008 and on October 28, 2008, coincident with the inception of the Fund and the entry of other investors, respectively. Additional timberlands were acquired by Longview on November 4, 2008 through an additional investment by the Fund. On July 14, 2009 and October 14, 2009 the Fund made additional investments of $10,672 and $6,099, respectively, to fund cash requirements of Longview in exchange for 166,491 newly issued common shares of Longview. On December 11, 2009 the Fund accepted 2,163,894 newly issued common shares of Longview having a value equal to $182,914 as full repayment of the balance of the Shareholder Loan including principal and accrued interest.

        In the year ended December 31, 2009, no dividends were received from Longview (2008—$3,564). Interest income from the Shareholder Loan in the year amounted to $11,732 (2008—$5,020), which was added to the cost of the investment.

4.    FAIR VALUE MEASUREMENTS

        FASB ASC 820 ("ASC 820") establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Investments measured and reported at fair value are classified and disclosed in one of the following categories:

        Level I—quoted prices available in active markets for identical investments as of the reporting date.

        Level II—pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair values are determined through the use of models or other valuation methodologies.

        Level III—pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management estimation.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Fund's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

        The Fund adopted ASC 820 on Inception, as required for financial assets and financial liabilities; accordingly, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Brookfield Infrastructure Partners F-127

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

4.    FAIR VALUE MEASUREMENTS (Continued)

As of December 31, 2009

Description	Level 1	Level 2	Level 3	Total
Assets accounted for at Fair Value:
Investment	—	—	871,034	871,034

Total assets at Fair Value	—	—	871,034	871,034

As of December 31, 2008

Description	Level 1	Level 2	Level 3	Total
Assets accounted for at Fair Value:
Investment	—	—	906,606	906,606

Total assets at Fair Value	—	—	906,606	906,606

        The table below sets forth a summary of changes in the fair value of the Fund's assets and liabilities with significant valuation inputs classified as Level 3 for the year ended December 31, 2009 and for the period from Inception to December 31, 2008.

Assets measured at fair value on a recurring basis using significant unobservable input Level 3 for the year ended December 31, 2009

Balance, January 1, 2009	906,606
Purchase of investment	28,503
Unrealized loss on investment	(64,075)

Balance, December 31, 2009	871,034

Assets measured at fair value on a recurring basis using significant unobservable input Level 3 for the period ended December 31, 2008

Balance, October 14, 2008	—
Purchase of investment	1,026,277
Unrealized loss on investment	(119,671)

Balance, December 31, 2008	906,606

F-128 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

5.    FINANCIAL HIGHLIGHTS

        The following summarizes the Fund's financial highlights for the year ended December 31, 2009 and for the period from Inception to December 31, 2008, consisting of total return and expense and contributed capital to committed capital ratios.

	December 31, 2009		December 31, 2008
Supplemental Information
Gross internal rate of return	(13.7%	)	—
Expense ratio to average net assets	0.3%		1.0%
Contributed capital to committed capital	100.0%		84.9%

        The expense ratio is calculated based on expenses allocated to the investors prior to the effects of any carried interests. Certain expenses have been annualized while organizational costs have not been annualized in determining the expense ratio. The computation of such ratios based on the amount of expenses assessed to an individual investor may vary based on different management fee and incentive arrangements (as applicable) and the timing of investors' capital transactions.

6.    DISTRIBUTIONS

        As per the Partnership Agreement, a Limited Partner ("LP") is defined as each of the Persons listed from time to time on the books and records of the Partnership as limited partners, or any other Person who becomes a limited partner of the Partnership in such Person's capacity as a limited partner of the Partnership. Proceeds attributable to each LP, as applicable, for any investment which is available for distribution will be distributed in the following order:

  a)
  First 100%, to each LP, until the cumulative amount distributed to each LP provides each investor with an internal rate of return ("IRR") of 8%;

  b)
  Second, 80% to each LP until the cumulative amount distributed to each LP provides each investor with an internal rate of return ("IRR") of 10% and 20% to the GP;

  c)
  Third, 70% to each LP until the cumulative amount distributed to each LP provides each investor with an internal rate of return ("IRR") of 14% and 30% to the GP;

  d)
  Fourth, 60% to each LP and 40% to the GP until the cumulative amount distributed to the GP is equal to 20% of the sum of; (a) the cumulative amounts distributed to the LP excluding amounts representing a return of capital; and (b) the cumulative amount distributed to the GP;

  e)
  Thereafter, 80% to each LP and 20% to the GP.

Brookfield Infrastructure Partners F-129

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

7.    RELATED PARTY TRANSACTIONS

        Brookfield is the ultimate parent company of the Fund Manager and either directly or through subsidiaries or related parties is also an investor in the Fund. Related party transactions are recorded at the exchange amount. The Fund has the following related party relationships:

a)    Management Fees

        Fees for management services provided by the Fund Manager are paid quarterly in advance at an amount per annum equal to sixty five basis points (0.65%) of the LP's aggregate contributions to the Fund. The management fees payable are reduced to the extent of management fees paid by Longview to the Fund Manager. For the year ended December 31, 2009, $2,225 was incurred by the Fund (2008—$1,436), of which nil remains payable (December 31, 2008—nil). The Fund has prepaid management fees to the Fund Manager as of December 31, 2009 of $1,243 (December 31, 2008—nil) resulting from a reduction in the per annum rate on March 31, 2009.

b)    Carried Interest

        Under the terms of the respective Fund agreements, the GP is entitled to a carried interest distribution of 20.0% of the sum of: (i) the cumulative returns to the LP's less any return of capital; and, (ii) the cumulative returns to the GP calculated according to Note 6, as applicable. As of December 31, 2009, no carried interest has been paid by the Fund (2008—nil). No amounts have yet been estimated as owing as of December 31, 2009 (December 31, 2008—nil).

c)     Organizational Expenses

        The Fund shall pay or reimburse organizational expenses incurred by the GP or the Fund Manager with respect to the conduct of the business of the GP, the Fund Manager and the Fund. Organizational expenses include costs incurred in connection with (i) the offering and sale of the interests and partnership interests in any parallel investment vehicle; (ii) the organization of the Partnership, any Parallel Investment Vehicle, the GP, the Fund Manager and their respective Affiliates; and, (iii) the negotiation, execution and delivery of agreements in respect of any Parallel Investment Vehicle, the Management Agreement and any related or similar documents, including, without limitation, any related legal and accounting fees and expenses, travel expenses and filing fees. For the year ended December 31, 2009, $190 (2008—$1,701) of organizational expenses were incurred by the GP on behalf of the Fund.

d)    Contribution of Investment

        Certain investors of the Fund related to Brookfield, through its wholly-owned subsidiaries, participate in the Fund through the contribution of common shares in the Longview investment. Refer to Note 1 for the description of the original contributions made to the Fund and related distributions.

F-130 Brookfield Infrastructure Partners

BROOKFIELD GLOBAL TIMBER FUND

NOTES TO THE FINANCIAL STATEMENTS (Continued)

For the year ended December 31, 2009 and
from October 14, 2008 (date of inception) to December 31, 2008
(in US$ thousands, except where noted)

7.    RELATED PARTY TRANSACTIONS (Continued)

e)     Amounts Outstanding

        The following prepaid and receivable (payable) balances with related parties are outstanding at the end of the period:

	December 31, 2009	December 31, 2008
Brookfield Timberlands Management LP	1,243	120
Longview Fibre Paper and Packaging Inc.	3	2

	1,246	122

Brookfield Asset Management Inc.	—	(45)

	1,246	77

Brookfield Infrastructure Partners F-131

QuickLinks

INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  3.A SELECTED FINANCIAL DATA
  3.B CAPITALIZATION AND INDEBTEDNESS
  3.C REASONS FOR THE OFFER AND USE OF PROCEEDS
  3.D RISK FACTORS
  ITEM 4. INFORMATION ON THE COMPANY
  4.C ORGANIZATIONAL STRUCTURE
  4.D PROPERTY, PLANTS AND EQUIPMENT
  ITEM 4A. UNRESOLVED STAFF COMMENTS
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
  6.A DIRECTORS AND SENIOR MANAGEMENT
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
  ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
  ITEM 16G. CORPORATE GOVERNANCE
PART III
  ITEM 17 FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURE
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. INDEX TO FINANCIAL STATEMENTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. As of December 31, 2009 and 2008 BALANCE SHEETS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007 STATEMENTS OF OPERATIONS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007
STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME
STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
STATEMENTS OF PARTNERSHIP CAPITAL
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. For the year ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007
STATEMENTS OF CASH FLOWS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. NOTES TO FINANCIAL STATEMENTS For the years ended December 31, 2009 and 2008 and for the period from May 21, 2007 (inception) to December 31, 2007
BROOKFIELD INFRASTRUCTURE L.P.
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
BROOKFIELD INFRASTRUCTURE L.P. As of December 31, 2009 and 2008 CONSOLIDATED AND COMBINED BALANCE SHEETS
BROOKFIELD INFRASTRUCTURE L.P. CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
BROOKFIELD INFRASTRUCTURE L.P. CONSOLIDATED AND COMBINED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME
CONSOLIDATED AND COMBINED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
CONSOLIDATED AND COMBINED STATEMENTS OF RETAINED (DEFICIT) EARNINGS
BROOKFIELD INFRASTRUCTURE L.P. CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
BROOKFIELD INFRASTRUCTURE L.P. NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS For the years ended December 31, 2009, 2008 and 2007
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED As of December 31, 2009
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED BALANCE SHEET As of December 31, 2009
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED NOTES TO BALANCE SHEET
ISLAND TIMBERLANDS LIMITED PARTNERSHIP

Report of Independent Registered Chartered Accountants
ISLAND TIMBERLANDS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2009, 2008 and 2007 (Expressed in thousands of U.S. dollars)
ISLAND TIMBERLANDS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME Years ended December 31, 2009, 2008 and 2007 (Expressed in thousands of U.S. dollars)
ISLAND TIMBERLANDS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY Years ended December 31, 2009, 2008 and 2007 (Expressed in thousands of U.S. dollars)
ISLAND TIMBERLANDS LIMITED PARTNERSHIP CONSOLIDATED BALANCE SHEETS As at December 31, 2009 and 2008 (Expressed in thousands of U.S. dollars)
ISLAND TIMBERLANDS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2009, 2008 and 2007 (Expressed in thousands of U.S. dollars)
ISLAND TIMBERLANDS LIMITED PARTNERSHIP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2009 and 2008 (Expressed in thousands of U.S. dollars)
LONGVIEW TIMBER HOLDINGS, CORP.

LONGVIEW TIMBER HOLDINGS, CORP. CONSOLIDATED BALANCE SHEETS As of December 31, 2009 and 2008 (Dollars in thousands)
LONGVIEW TIMBER HOLDINGS, CORP. CONSOLIDATED STATEMENTS OF OPERATIONS For the Years Ended December 31, 2009 and 2008 and the Period April 20 to December 31, 2007 (Dollars in thousands)
LONGVIEW TIMBER HOLDINGS, CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS For the Years Ended December 31, 2009 and 2008 and the Period April 20 to December 31, 2007 (Dollars in thousands)
LONGVIEW TIMBER HOLDINGS, CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2009 and 2008 and for the Years Ended December 31, 2009 and 2008, and the Period April 20 to December 31, 2007
Consolidated Financial Statements ETC HOLDINGS LTD. AND SUBSIDIARIES As of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009
Index
REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
ETC HOLDINGS LTD. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
ETC HOLDINGS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (LOSS)
ETC HOLDINGS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
ETC HOLDINGS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF DEFICIT
ETC HOLDINGS LTD. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
ETC HOLDINGS LTD. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ETC HOLDINGS LTD. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Combined Financial Statements of BROOKFIELD GLOBAL TIMBER FUND As of December 31, 2009 and 2008 and the year ended December 31, 2009 and for the period from October 14, 2008 (inception) to December 31, 2008
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
BROOKFIELD GLOBAL TIMBER FUND COMBINED STATEMENTS OF NET ASSETS As of December 31, 2009 and 2008 (in US$ thousands, except where noted)
BROOKFIELD GLOBAL TIMBER FUND COMBINED SCHEDULES OF INVESTMENTS As of December 31, 2009 (in US$ thousands, except where noted)
BROOKFIELD GLOBAL TIMBER FUND COMBINED STATEMENTS OF OPERATIONS For the year ended December 31, 2009 and From October 14, 2008 (date of inception) to December 31, 2008 (in US$ thousands, except where noted)
BROOKFIELD GLOBAL TIMBER FUND COMBINED STATEMENTS OF CHANGES IN NET ASSETS For the year ended December 31, 2009 and From October 14, 2008 (date of inception) to December 31, 2008 (in US$ thousands, except where noted)
BROOKFIELD GLOBAL TIMBER FUND COMBINED STATEMENTS OF CASH FLOWS For the year ended December 31, 2009 and from October 14, 2008 (date of inception) to December 31, 2008 (in US$ thousands, except where noted)
BROOKFIELD GLOBAL TIMBER FUND NOTES TO THE FINANCIAL STATEMENTS For the year ended December 31, 2009 and from October 14, 2008 (date of inception) to December 31, 2008 (in US$ thousands, except where noted)