Form 20-F/A
period 2010-06-30
Brookfield Infrastructure Partners L.P.
filed 2010-11-23
CIK 1406234

As filed with the Securities and Exchange Commission on November 23, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda
(Address of principal executive offices)

7 Reid Street, 4th Floor Hamilton, HM 11, Bermuda +1 441 296-4480
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Limited Partnership Units	The New York Stock Exchange
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of Limited Partnership Units outstanding as of December 31, 2009: 63,155,680

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) is being filed by Brookfield Infrastructure Partners L.P. (the “Registrant”) to amend the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on June 1, 2010 (the “Form 20-F”).  This Form 20-F/A is being filed solely to supplement Item 18 of the Form 20-F with the inclusion of the financial statements of Prime Infrastructure Holdings Limited for the fiscal year ended June 30, 2010 (the “Prime Financial Statements”).

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to the Form 20-F/A.  The Form 20-F/A also includes Exhibit 15.4, which contains the consent of Deloitte Touche Tohmatsu with respect to the Prime Financial Statements.

This Form 20-F/A consists solely of a cover page, this explanatory note, the Prime Financial Statements, updated certifications of our principal executive officer and our principal financial officer, Exhibit 15.4 and a signature page.

Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the original filing of the Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are included in this Form 20-F/A:

(1) Audited Consolidated Financial Statements for the Year Ended June 30, 2010 of Prime Infrastructure Holdings Limited.

Prime Infrastructure Holdings Limited

(formerly Babcock & Brown Infrastructure Limited)

ACN 100 364 234

Annual Report for the Year Ended 30 June 2010

PRIME INFRASTRUCTURE ANNUAL FINANCIAL REPORT 2010

INCOME STATEMENT

for the year ended 30 June 2010

		Consolidated
	Note	2010 $’000	2009 $’000
Revenue	4	499,231	533,024
Other income	6(a)	404,889	16,344
Total income		904,120	549,368
Share of (losses)/profits from associates and jointly controlled entities accounted for using the equity method	14	(185,055)	6,828
Employee benefit expense		(80,646)	(57,045)
Transmission and direct costs		(131,515)	(146,260)
Depreciation, amortisation and impairment charge	6(b)	(128,818)	(161,754)
Finance costs	5(a)	(164,207)	(317,545)
Operating and management charges		(58,368)	(66,891)
Net hedge income/(expense)	5(b)	19,650	(112,894)
Impairment of related party loans	6(b)	(95,658)	—
Other expense		(46,267)	(30,324)
Total expense		(870,884)	(885,885)
Profit/(loss) before income tax (expense)/benefit		33,236	(336,517)
Income tax (expense)/benefit	7	(941)	83,656
Profit/(loss) from continuing operations		32,295	(252,861)
Loss from discontinued operations	38	(980,892)	(724,269)
Loss for the year		(948,597)	(977,130)
Attributable to:
Equity holders of the parent entity		(959,457)	(953,899)
Non-controlling interest		10,860	(23,231)
		(948,597)	(977,130)
Loss per Security from continuing and discontinued operations
Basic and diluted (cents per Security)	29	(448.3)	(595,906.3)
Profit/(loss) per Security from continuing operations
Basic and diluted (cents per Security)	29	15.0	(158,770.8)

Notes to the Financial Statements are included on pages 10 to 112.

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June 2010

		Consolidated
	Note	2010 $’000	2009 $’000
Loss for the year		(948,597)	(977,130)
OTHER COMPREHENSIVE INCOME
Other comprehensive income reclassified from equity relating to assets held for sale		36,810	—
Exchange differences arising on translation of foreign operations		26,024	34,204
Transfer of reserves to profit or loss on disposal of operations		(35,672)	5,211
Loss on cash flow hedges taken to equity		(23,033)	(217,998)
Gain on cash flow hedges transferred to income		27,971	(47,555)
Other reserves recognised in the year		24,035	(12,399)
Share of other comprehensive income of associates		(61,243)	(9,603)
Income tax relating to components of other comprehensive income		9,938	73,043
Other comprehensive income/(expense) for the year		4,830	(175,097)
Total comprehensive expense of the year		(943,767)	(1,152,227)
Total comprehensive expense attributable to:
Owners of the parent		(954,627)	(1,128,996)
Non-controlling interests		10,860	(23,231)
		(943,767)	(1,152,227)

Notes to the Financial Statements are included on pages 10 to 112.

STATEMENT OF FINANCIAL POSITION

as at 30 June 2010

		Consolidated
	Note	2010 $’000	2009 $’000
CURRENT ASSETS
Cash and cash equivalents	41(a)	430,752	257,873
Trade and other receivables	9	82,130	172,991
Other financial assets	10	67,030	67,573
Inventories	11	14,713	18,687
Current tax receivables	7	10	10,356
Other	12	8,300	16,590
Non-current assets classified as held for sale	38	1,913,118	2,223,734
Total current assets		2,516,053	2,767,804
NON-CURRENT ASSETS
Trade and other receivables	9	4,917	9,440
Other financial assets	10	898,541	705,712
Cash held on restricted deposit	13	29,853	104,316
Investments accounted for using the equity method	14	397,988	650,509
Property, plant and equipment	15	1,734,717	3,876,533
Investment property	16	—	174,672
Goodwill	17	160,893	378,563
Other intangible assets	18	6,565	3,045,531
Deferred tax assets	7	249,078	735,598
Other	12	77,144	63,984
Total non-current assets		3,559,696	9,744,858
Total assets		6,075,749	12,512,662
CURRENT LIABILITIES
Trade and other payables	19	160,095	332,189
Borrowings	20	721,650	493,760
Other financial liabilities	21	4,859	117,116
Current tax payable	7	847	1,377
Provisions	22	6,190	16,249
Other	23	34,088	9,865
Liabilities directly associated with non-current assets classified as held for sale	38	1,958,130	1,907,155
Total current liabilities		2,885,859	2,877,711

STATEMENT OF FINANCIAL POSITION

as at 30 June 2010

		Consolidated
	Note	2010 $’000	2009 $’000
NON-CURRENT LIABILITIES
Trade and other payables	19	16,223	3,290
Borrowings	20	567,455	6,485,945
Other financial liabilities	21	152,001	207,334
Deferred tax liabilities	7	61,173	945,399
Provisions	22	4,315	67,513
Other	23	153,570	205,097
Total non-current liabilities		954,737	7,914,578
Total liabilities		3,840,596	10,792,289
Net assets		2,235,153	1,720,373
EQUITY
Issued capital	26	4,332,865	2,811,318
Reserves	27	(177,617)	(157,610)
Accumulated losses	28	(1,958,823)	(999,366)
Amounts recognised directly in equity to non-current assets classified as held for sale		(25,574)	(36,810)
PARENT ENTITY INTEREST		2,170,851	1,617,532
Non-controlling interest		64,302	102,841
Total equity		2,235,153	1,720,373

Notes to the Financial Statements are included on pages 10 to 112.

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2010

Consolidated	Issued capital $’000	Hedge reserve $’000	Foreign currency translation reserve $’000	Other reserve $’000	General reserve $’000	Retained earnings $’000	Equity associated with assets held for sale $’000	Attributable to owners of the parent entity $’000	Non controlling interest $’000	Total $’000
Balance at 1 July 2009	2,811,318	(77,622)	(82,112)	2,124	—	(999,366)	(36,810)	1,617,532	102,841	1,720,373
Loss for the year	—	—	—	—	—	(959,457)	—	(959,457)	10,860	(948,597)
Amounts recognised in the current period	—	(23,033)	26,024	24,035	—	—	36,810	63,836	—	63,836
Income tax relating to components of other comprehensive income		9,938	—	—	—	—	—	9,938	—	9,938
Differences arising on disposal of subsidiary	—	(28,792)	(15,752)	—	8,872	—	—	(35,672)	—	(35,672)
Transferred to profit or loss	—	27,971	—	—	—	—	—	27,971	—	27,971
Share of reserves of associates	—	(39,135)	937	—	(23,045)	—	—	(61,243)	—	(61,243)
Total comprehensive income for the period	—	(53,051)	11,209	24,035	(14,173)	(959,457)	36,810	(954,627)	10,860	(943,767)
Securities issued during the period	1,784,866	—	—	—	—	—	—	1,784,866	—	1,784,866
Issue costs (net of tax)	(106,882)	—	—	—	—	—	—	(106,882)	—	(106,882)
Return of capital to stapled security holders	(103,671)	—	—	—	—	—	—	(103,671)	—	(103,671)
Total	4,385,631	(130,673)	(70,903)	26,159	(14,173)	(1,958,823)	—	2,237,218	113,701	2,350,919
Minority interests disposed of or acquired during the period	—	—	—	—	(13,601)	—	—	(13,601)	(45,171)	(58,772)
Distributions paid from capital	(52,766)	—	—	—	—	—	—	(52,766)	—	(52,766)
Dividends paid from retained earnings	—	—	—	—	—	—	—	—	(4,228)	(4,228)
Transferred to assets held for sale	—	23,901	1,673	—	—	—	(25,574)	—	—	—
Total equity at 30 June 2010	4,332,865	(106,772)	(69,230)	26,159	(27,774)	(1,958,823)	(25,574)	2,170,851	64,302	2,235,153

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2010

Consolidated	Issued capital $’000	Hedge reserve $’000	Foreign currency translation reserve $’000	Other reserve $’000	General reserve $’000	Retained earnings $’000	Equity associated with assets held for sale $’000	Attributable to owners of the parent entity $’000	Non controlling interest $’000	Total $’000
Balance at 1 July 2008	2,790,483	70,213	(98,619)	13,822	220	13,926	—	2,790,045	170,230	2,960,275
Loss for the year	—	—	—	—	—	(953,899)	—	(953,899)	(23,231)	(977,130)
Amounts recognised in the current period	—	(217,998)	34,204	(11,698)	(701)	—	—	(196,193)	—	(196,193)
Income tax relating to components of other comprehensive income	—	73,043	—	—	—	—	—	73,043	—	73,043
Differences arising on disposal of subsidiary	—	15,403	(10,192)	—	—	—	—	5,211	—	5,211
Transferred to profit or loss	—	(47,555)	—	—	—	—	—	(47,555)	—	(47,555)
Share of reserves of associates	—	(9,603)	—	—	—	—	—	(9,603)	—	(9,603)
Total comprehensive income for the period	—	(186,710)	24,012	(11,698)	(701)	(953,899)	—	(1,128,996)	(23,231)	(1,152,227)
Securities issued during the period	20,835	—	—	—	—	—	—	20,835	—	20,835
Issue costs (net of tax)	—	—	—	—	—	—	—	—	—	—
Return of capital to stapled security holders	—	—	—	—	—	—	—	—	—	—
Total	2,811,318	(116,497)	(74,607)	2,124	(481)	(939,973)	—	1,681,884	146,999	1,828,883
Minority interests disposed of or acquired during the period	—	—	—	—	—	—	—	—	(42,967)	(42,967)
Distributions paid from retained earnings	—	—	—	—	—	(59,393)	—	(59,393)	(6,150)	(65,543)
Transferred to assets held for sale	—	38,875	(7,505)	—	481	—	(36,810)	(4,959)	4,959	—
Total equity at 30 June 2009	2,811,318	(77,622)	(82,112)	2,124	—	(999,366)	(36,810)	1,617,532	102,841	1,720,373

Notes to the Financial Statements are included on pages 10 to 112.

STATEMENT OF CASH FLOWS

for the Financial Year ended 30 June 2010

		Consolidated
	Note	2010 $’000	2009 $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		1,085,374	2,819,626
Payments to suppliers and employees		(678,648)	(2,079,126)
Interest received		61,641	142,560
Interest and other costs of finance paid		(448,746)	(632,182)
Income tax paid		(13,633)	(19,084)
Net stamp duty paid	33	(46,494)	—
Net cash (used in)/provided by operating activities	41(g)	(40,506)	231,794
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for property, plant & equipment		(214,220)	(681,286)
Proceeds from sale of property, plant and equipment		3,036	6,992
Net proceeds from deposits		7,629	24,844
Proceeds from sale of investments	41(c)	129,371	415,882
Return on equity from equity accounted investments		10,703	44,560
Payment for investments		(34,415)	(1,453)
Proceeds from loans with associates		85,649	—
Repayment of loans to associate entities		(39,960)	—
Payment for businesses	41(b)	—	(185,420)
Dividends received		26,483	24,877
Net cash used in investing activities		(25,724)	(351,004)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to Stapled Securityholders		(130,054)	(59,393)
Dividends paid to minority interests		(4,228)	(6,198)
Proceeds from issue of securities		1,500,000	—
Security issue costs paid		(109,207)	—
Proceeds from borrowings		366,032	1,337,632
Loan establishment costs paid		(16,537)	(18,319)
Repayment of borrowings		(1,352,117)	(1,067,545)
Net cash provided by financing activities		253,889	186,177
NET INCREASE IN CASH AND CASH EQUIVALENTS		187,659	66,967
Cash and cash equivalents at the beginning of the financial year		344,034	298,479
Effects of exchange rate changes on the balance of cash held in foreign currencies		(4,841)	(21,412)
Cash and cash equivalents at the end of the financial year(1)	41(a)	526,852	344,034

(1)     Cash and cash equivalents at the end of the financial period includes cash and cash equivalents from assets that are included within discontinued operations.

Notes to the Financial Statements are included on pages 10 to 112.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

Note	Contents
1	Significant accounting policies
2	Adoption of new and revised Accounting Standards
3	Critical accounting judgements and key sources of estimation uncertainty
4	Revenue
5	Finance costs
6	Loss for the year
7	Income taxes
8	Remuneration of auditors
9	Trade and other receivables
10	Other financial assets
11	Inventories
12	Other assets
13	Cash held on restricted deposit
14	Investments in associates
15	Property, plant and equipment
16	Investment property
17	Goodwill
18	Other intangible assets
19	Trade and other payables
20	Borrowings
21	Other financial liabilities
22	Provisions
23	Other liabilities
24	Retirement benefit plans
25	Capitalised borrowing costs
26	Issued capital
27	Reserves
28	Accumulated losses
29	Loss per Security
30	Distributions
31	Parent entity disclosures
32	Commitments for expenditure
33	Contingent liabilities
34	Leases
35	Subsidiaries
36	Acquisition of businesses
37	Segment information
38	Discontinued operations
39	Key Management Personnel remuneration
40	Related party disclosures
41	Subsequent events
42	Notes to the Statement of Cash Flows
43	Financial instruments
44	Additional Company information

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

These Financial Statements are General Purpose Financial Statements which have been prepared in accordance with Accounting Standards and Interpretations, and comply with other requirements of the law.

The Financial Statements comprise the consolidated Financial Statements of the Group.

Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Financial Statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The Financial Statements were authorised for issue by the Directors on 18 November 2010.

BASIS OF PREPARATION

The Financial Statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The Company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Financial Statements are rounded off to the nearest thousand dollars, unless otherwise indicated.

STAPLED SECURITY

The shares of Prime Infrastructure Holdings Limited (formerly Babcock & Brown Infrastructure Limited) and the units in Prime Infrastructure Trust (formerly Babcock & Brown Infrastructure Trust) and Prime Infrastructure Trust 2 (formerly BBI SPARCS Trust) (collectively ‘the Trusts’) are combined and issued as Tripled Stapled Securities in the Prime Infrastructure Group (‘the Group’). The shares in the Company and the units of the Trusts cannot be traded separately and can only be traded as Stapled Securities.

Prime Infrastructure Trust 2 joined the Stapled Group as part of the recapitalisation of Prime Infrastructure in November 2009. The equity and reserves of Prime Infrastructure 2 have been included as part of the total equity of the consolidated group rather than being disclosed as a minority interest in order to maintain consistency with the stapling treatment of the Company and the Trust.

GROUP FORMATION AND TERMINATION

On 29 April 2002, the Company was incorporated and Prime Infrastructure Trust was formed. On 18 June 2002, the units of the Trust and the shares of the Company were stapled (the Stapled Securities). On this date the Stapled Securities were issued to the public through an Initial Public Offering and were listed on the Australian Securities Exchange on 24 June 2002.

On 20 November 2009, as part of the recapitalisation of the Group, Prime Infrastructure 2 became a party to the Stapling Deed, resulting in Prime Infrastructure becoming a Tripled Stapled Security listed on the Australian Securities Exchange.

The shares in the Company and the units of the Trusts will remain stapled until the earlier of the Company ceasing to exist or being wound up, or the Trust being dissolved in accordance with the provisions of the Trust Constitution.

CURRENT ASSET DEFICIENCY

The Group has net current liabilities as at 30 June 2010 of $324.8 million excluding those assets and liabilities that are classified as held for sale within current assets and current liabilities.  The net current liability position is impacted by the inclusion of debt relating to WestNet Rail of $619.5 million which is due for repayment in June 2011.  Subsequent to year end, WestNet Rail has refinanced with its existing lenders $619.0 million of facilities (out of January 2014) including the repayment of $165.0 million.

In addition, Prime Infrastructure has a $300.0 million corporate debt facility which remains undrawn as at balance date.

The Financial Report is prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement or refinancing of liabilities in the ordinary course of business.

(a) Consolidated accounts

Interpretation 1013 ‘Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements’ requires one of the stapled entities of an existing stapled structure to be identified as the parent entity for the purpose of preparing consolidated financial reports. In accordance with this requirement, Prime Infrastructure Holdings Limited has been identified as the parent entity of the consolidated Group comprising Prime Infrastructure Holdings Limited and its controlled entities, Prime Infrastructure Trust and its controlled entities and Prime Infrastructure Trust 2 and its controlled entities.

The Financial Statements of the consolidated Group should be read in conjunction with the publicly available separate Financial Statements of Prime Infrastructure Trust and Prime Infrastructure Trust 2 for the year ended 30 June 2010.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Principles of consolidation

The consolidated Financial Statements incorporate the assets and liabilities of all subsidiaries of the Prime Infrastructure Group as at 30 June 2010 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) controlled by the Company and the Trusts (its subsidiaries) (referred to as ‘the Group’ in these Financial Statements). Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the Income Statement and Statement of Comprehensive Income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the Financial Statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under AASB 139 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

(c) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant Standards. Changes in the fair value of contingent consideration classified as equity are not recognised.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date the Group attains control and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year.

(d) Investment in associates

An associate is an entity over which the Group has significant influence that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Investment in associates (continued)

The results and assets and liabilities of associates are incorporated in these Financial Statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with AASB 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost, adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of the acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

(e) Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control such as when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Interests in jointly controlled entities in which the Group is a venturer (and so has joint control) are accounted for under the equity method in the consolidated Financial Statements and the cost method in the company Financial Statements.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

(f) Property, plant and equipment

Land and buildings, plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and subsequent accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight-line basis and diminishing value so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognised on a prospective basis.

Assets held under finance lease are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An assets carrying amount is written down immediately to its recoverable amount if the assets carrying amount is greater than its recoverable amount.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

The following estimated useful lives are used in the calculation of depreciation:

•	Buildings (straight-line)	25 to 100 years

•	Buildings (diminishing value)	50 years

•	Leasehold improvements	6 to 49 years

•	Plant and equipment	3 to 25 years

•	Network systems	10 to 65 years

•	Track lease premium	42 years

Lease premiums represent the initial amount paid for access to the rail infrastructure assets in Western Australia. These premiums are being amortised over the period of the leases to which they relate, being 42 years.

Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Intangible assets

Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets acquired separately.

Concession arrangements acquired as part of a business combination are recognised at their fair value. These intangible assets relate to the right to control and use a specific port for a contractual length of time. These concession arrangements are amortised over the life of the contractual arrangement.

In previous periods, concession arrangements relating to DBCT were classified as property, plant and equipment and depreciated over the lease life of the asset.  On initial adoption of AASB-1, these were subsequently transferred to intangible assets and continued to be amortised over the lease life of the asset.

The conservancy right was acquired as part of the acquisition of PD Ports, (and subsequently disposed of on 20 November 2009) was recorded at its fair value. The right is not amortised as it is a right in perpetuity issued by the Statutory Harbour Authority in the UK.

Intangible assets acquired separately are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

(h) Impairment of long-lived assets excluding goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(i) Goodwill

Goodwill arising from a business combination is recognised as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the business combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually or more frequently when there is an indication that the unit may be impaired.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Goodwill (continued)

If the recoverable amount of the cash-generating unit is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is recognised immediately in profit or loss and is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal of the operation.

The Group’s policy for goodwill arising on the acquisition of an associate is described in note 1(d) above.

(j) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank overdrafts are shown within borrowings in current liabilities in the Statement of Financial Position.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less all estimated costs of completion and costs necessary to make the sale.

(l) Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Statement of Financial Position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Statement of Financial Position.

(m) Financial assets

All financial assets are recognised and derecognised on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Investments are recognised and derecognised on the trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’, ‘held-to-maturity’ investments, ‘available-for-sale’ financial assets, and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the debt instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest rate basis for debt instruments other than those financial assets classified as ‘at fair value through profit or loss’.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit or loss.

A financial asset is classified as held for trading if:

•             it has been acquired principally for the purpose of selling in the near term; or

•             on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit taking; or

•             is a derivative that is not designated and effective as a hedging instrument.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial asset.

Held to maturity investments

Bills of exchange and term deposits with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held to maturity investments. Held to maturity investments are measured at amortised cost using the effective interest method less any impairment, with revenue recognised on an effective yield basis.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each reporting date. Financial assets are considered to be impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortised cost, the amount of the impairment loss recognised is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of financial assets are reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay.

(n) Investment property

Investment property, which is property held to earn rental yields and/or capital appreciation, is measured initially at its cost, including transaction costs. Subsequent to initial recognition, investment property is measured at fair value, based on active market prices. These valuations are reviewed annually by a qualified property valuer. Gains and losses arising from changes in the fair value of investment property are included in profit or loss in the period in which they arise.

(o) Leased assets

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Group as lessee

Assets held under finance leases are initially recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Statement of Financial Position as a finance lease obligation.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Leased assets (continued)

Group as lessee (continued)

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognised immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group’s general policy on borrowing costs (refer to note 1(r)).

Operating lease payments are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Lease incentives

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Group as lessor

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

(p) Trade and other payables

Trade and other payables are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

(q) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

After initial recognition for those interest bearing borrowings where fair value hedge accounting is applied, the borrowings are adjusted for gains and losses attributable to the risk being hedged.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the profit or loss as finance costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(r) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(s) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably.

Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date.

Defined contribution plans

Contributions to defined contribution retirement benefit plans are recognised as an expense when employees have rendered service entitling them to the contributions.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits (continued)

Defined benefit plans

For defined benefit retirement plans, the cost of providing benefits is determined using the ‘Corridor Approach’, with valuations being carried out when there are significant changes to components of the plan. Gains and losses are recognised in full in the profit or loss in the period in which they occur to the extent the movement is outside the corridor.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the Statement of Financial Position represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of the plan assets. Any asset resulting from this calculation is limited to unrecognised actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

The assets of the relevant schemes are held independently of the Group by trustee companies and are invested by professional fund managers.

(t) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable cost of meeting the obligations under the contract exceed the economic benefits estimated to be received under it.

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation recognised in accordance with AASB 118 Revenue.

Provision for restoration and rehabilitation

A provision for restoration and rehabilitation is recognised when there is a present obligation as a result of production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing the facilities and restoring the affected areas.

(u) Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps. Further details of derivative financial instruments are disclosed in note 43.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognised in profit and loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The Group designates certain derivatives as either:

•             hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedges);

•             hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges); or

•             hedges of net investments in foreign operations.

A derivative with a positive fair value is recognised as a financial asset; a derivative with a negative fair value is recognised as a financial liability. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Derivative financial instruments (continued)

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value through the profit or loss.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Note 43 set out details of the fair values or the derivative instruments used for hedging purposes.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of expenses or income.

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

(v) Contributed equity and preference shares

Ordinary Stapled Securities are classified as equity. Mandatorily redeemable preference shares including Prime Infrastructure Networks (NZ) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS) are classified as liabilities (note 20).

Incremental costs directly attributable to the issue of new Stapled Securities are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new Stapled Securities for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

Interest and distributions

Interest on preference shares and distributions are classified as expenses or as distributions consistent with the Statement of Financial Position classification of the related debt or equity instruments.

(w) Dividends and distributions

Provision is made for the amount of any dividend or distribution declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the Financial Year but not distributed at balance date.

(x) Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated Financial Statements, the results and financial position of each group entity are expressed in Australian dollars ($), which is the functional currency of Prime Infrastructure Holdings Limited and the presentation currency for the consolidated Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x) Foreign currencies (continued)

In preparing the Financial Statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Exchange differences are recognised in profit or loss in the period which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which forms part of the net investment in a foreign operation, and which are recognised in the foreign currency translation reserve, and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated Financial Statements, the assets and liabilities of the Group’s foreign operations are expressed in Australian dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising are classified as recognised in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary), all of the accumulated exchange differences in respect of that operation attributable to the Group are reclassified to profit or loss. Any exchange differences that have previously been attributed to non-controlling interests are derecognised, but they are not reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(y) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of customer returns, trade allowances, rebates and other similar allowances.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below.

Rendering of services

Revenue from a contract to provide services is recognised as follows:

Terminal infrastructure charge and handling charges (DBCT)

•             Terminal Infrastructure Charge (TIC) is charged at a set rate per tonne of coal based on each customer’s annual contracted reference tonnage and is recognised as revenue on a pro-rata basis each month. The total TIC revenue for the Financial Year is approved by the QCA and is also known as the revenue cap;

•             handling charges (fixed) are based on the DBCT independent operator’s fixed operating costs and are recognised as income on a pro-rata basis at the end of each month;

•             handling charges (variable) are charged to each user at a variable rate per tonne based on the DBCT independent operator’s variable operating costs and the total amount of coal shipped through DBCT.

Distribution and transmission income

Energy distribution and transmission income is recognised when services are provided and are rendered based upon usage or volume throughput during that period. Gas energy distribution income is recognised on an accruals basis.

Freight services revenue

Freight services revenue comprises revenue earned (net of refunds, discounts and allowances) from the provision of services to entities outside the Group. Revenue is recognised at the time services are provided to customers.

Maintenance contracts

Revenue from time and material contracts is recognised at the contractual rates as labour hours are delivered and direct expenses incurred.

Interest revenue

Interest revenue is recognised when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Revenue recognition (continued)

Rental revenue

Revenue from Cross Sound Cable in the US is derived from a long term lease which is treated as an operating lease with contingent rental payments, depending on the availability of the transmission facility. Unearned rental revenue reflects transmission availability billed but not yet provided.

Operating lease income (rental revenue) at PD Ports is accounted for on a straight-line basis over the term of the relevant lease, with any rental increases recognised during the period to which they relate. Operating lease income is recognised on an accruals basis.

Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the end of the reporting period, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs, except where this would not be representative of the stage of completion.

Where the outcome of a construction contract cannot be reliably estimated, contract revenue is recognised to the extent of contract costs incurred that is probable will be recovered. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Other revenue

Contributions for subdivisions/uneconomic lines (not received in the form of a Government contribution) received towards the costs of reticulating new sub-divisions and contributions received in constructing new lines are recognised as revenue.

Other income

Profit/loss on sale of goods and disposal of assets are recognised when the Group has passed control of the goods or other assets to the buyer.

(z) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with the conditions.

Government grants relating to costs are deferred and recognised in the profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants whose primary condition is that the Group should purchase, construct, or otherwise acquire non-current assets are recognised as deferred revenue in the statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Other government grants are recognised as revenue over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis.

(aa) Income tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the Income Statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa) Income tax (continued)

Deferred tax (continued)

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in profit or loss, except when they relate to items that are recognised outside profit or loss (whether in other comprehensive income or directly in equity), in which case the tax is also recognised outside profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination.

(ab) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•             where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•             for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

(a) Standards and Interpretations affecting amounts reported in the current period

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported in these Financial Statements. Details of other Standards and Interpretations adopted in these Financial Statements but that have had no effect on the amounts reported are set out in note 2(b).

Standard	Impact
AASB 101 Presentation of Financial Statements (as revised in September 2007)

AASB 101 (September 2007) introduced terminology changes (including revised titles for the Financial Statements) and changes in the format and content of the Financial Statements.

This includes:

•      the presentation of all non-owner changes in equity (comprehensive income) either in one Statement of Comprehensive Income or in two statements (a separate Income Statement and a Statement of Comprehensive Income).  Prime Infrastructure has decided to adopt the latter.

•      Balance Sheet has become the Statement of Financial Position; and

•      Cash flow Statement has become the Statement of Cash Flows

AASB 8 Operating Segments (AASB 8)	AASB 8 is a disclosure Standard that has resulted in a re-designation of the Group’s reportable segments (refer note 37). The disclosure made is a ‘management approach’ to segment reporting.

AASB 2007-10 Further Amendments to Australian Accounting Standards arising from AASB 101

This Amending Standard changes the term ‘General Purpose Financial Report’ to ‘General Purpose Financial Statements’ and the term ‘financial report’ to ‘Financial Statements’ to better align with IFRS terminology.

AASB 2009-2 Amendments to Australian Accounting Standards — Improving Disclosures about Financial Instruments

This amends AASB7 Financial Instruments: Disclosures to require enhanced disclosures about fair value measurements and liquidity risk. The Group has elected not to provide comparative information for these expanded disclosures in the current year in accordance with the transitional reliefs offered in these amendments.

Corporations Act — Corporations Amendment (Corporate Reporting Reform) Act 2010 and Corporations Amendment Regulations 2010 (No.6)

Implements a number of financial reporting related amendments to the Corporations Act 2001 and associated regulations including:

•      Parent entity information — parent entity columns are no longer required in consolidated Financial Statements, instead financial information of the parent entity is disclosed by way or note in the annual Financial Statements.

•      IFRS declaration — companies, registered schemes and disclosing entities making an explicit and unreserved statement of compliance with IFRS must include reference to this statement in their Directors’ Declaration.

•      Declaration of dividends — dividends will be permitted to be paid where (a) assets exceed liabilities by an amount sufficient to pay the dividend, (b) the payment is fair and reasonable and (c) no material prejudice to the ability to pay creditors.

The above items are effective from 29 June 2010.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

(b) Standards and Interpretations adopted with no effect on the Financial Statements

The following new and revised Standards and Interpretations have also been adopted in these Financial Statements. Their adoption has not had any significant impact on the amounts reported in these Financial Statements but may affect the accounting for future transactions or arrangements.

Standard	Impact
AASB 123 Borrowing Costs (as revised in 2007)

This Standard eliminates the option of expensing borrowing costs related to qualifying assets, instead requiring capitalisation. This has not impacted the Group, as the Group’s accounting policy has been to capitalise all borrowing costs.

AASB 3 Business Combinations (as revised in 2008) AASB 127 Consolidated and Separate Financial Statements (2008), AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3

This standard:

•    allows for the measurement of non-controlling interests (previously referred to as minority interests) either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquiree;

•    changes the recognition and subsequent accounting requirements for contingent consideration;

•    requires the acquisition related costs be accounted for separately from the business combination, generally leading to those costs being recognised as an expense in the profit or loss

Interpretation 18 Transfer of Assets from Customers

This Interpretation clarifies the accounting treatment for agreements where an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services.

The key requirements of the Interpretation include:

•    an asset is only recognised where it meets the definition of an asset in the Framework;

•    transferred assets that meet the definition of an asset are initially recognised at fair value; and

•    revenue arising from the recognition of the transferred assets is recognised in accordance with AASB 118 Revenue.

This has not impacted the Group, as Prime Infrastructure already recognises assets in accordance with this Interpretation.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS (CONTINUED)

(c) Standards and Interpretations in issue not yet adopted

Standard	Impact	Effective for annual reporting periods beginning on or after
AASB 2009-14 Amendments to Australian Interpretation — Prepayments of a Minimum Funding Requirement

This amendment applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognised as an asset.

This is not expected to impact the Group, as Prime Infrastructure has previously recognised an asset.

1 January 2011

Interpretation 19 Extinguishing Liabilities with Equity Instruments

This Interpretation requires the extinguishment of a financial liability by the issue of equity instruments to be measured at fair value with the difference between the fair value of the instrument and the carrying value of the liability extinguished being recognised in profit or loss.

This is not expected to impact the Group, as Prime Infrastructure already accounts for the extinguishment of liabilities with equity instruments in this manner.

1 July 2010

AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9

This Standard introduces new requirements for classifying and measuring financial assets as follows:

•    debt instruments meeting both a ‘business model’ test and ‘cash flow characteristics’ test are measured at amortised cost (the use of fair value is optional in some limited circumstances);

•    investments in equity instruments can be designated as ‘fair value through other comprehensive income’ with only dividends being recognised in profit or loss;

•    all other instruments (including all derivatives) are measured at fair value with changes recognised in the profit or loss; and

•    the concept of ‘embedded derivatives’ does not apply to financial assets within the scope of the Standard and the entire instrument must be classified and measured in accordance with the above guidelines.

1 January 2013

AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process

This introduces amendments into Accounting Standards that are equivalent to those made by the International Accounting Standards Board under its program of annual improvements to its Standards.  A number of the amendments are largely technical, clarifying particular terms or eliminating unintended consequences.

Other changes are more substantial, such as the current/non-current classification of convertible instruments, the classification of expenditures on unrecognised assets in the Statement of Cash Flows and the classification of leases of land and buildings

1 January 2010

Other than as noted above, the adoption of the various Australian Accounting Standards and Interpretations in issue but not yet effective will not impact the Group’s accounting policies. However, the pronouncements will result in changes to information currently disclosed in the Financial Statements. The Group does not intend to adopt any of these pronouncements before their effective date.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In applying the Group’s accounting policies, as described in note 1, the Directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgements, estimates and assumptions made by the Directors in the preparation of these Financial Statements are outlined below.

Impairment of goodwill and intangibles with indefinite lives

Goodwill is assessed for impairment on an annual basis, or more often if indicators of potential impairment exist. Determining whether goodwill and intangibles with indefinite lives are impaired requires an estimation of the value-in-use or fair value less costs to sell of the cash-generating units which have been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill and intangibles with indefinite lives at the balance sheet date was $160.9 million (2009: $1,117.8 million) after an impairment loss of $193.0 million (2009: $732.4 million) was recognised during the current Financial Year from continuing operations. Details of the impairment loss calculation and assumptions used in the estimate of recoverable amount are provided in notes 17 and 18.

Intangible assets with finite lives

Useful lives of intangible assets with finite lives are reviewed annually. Any reassessment of useful lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both the current and future years.

The carrying amount of intangible assets with finite lives at the balance sheet date was $6.6 million (2009: $2,306.3 million) after an impairment loss of $16.0 million (2009: $22.3 million) was recognised during the current Financial Year. Details of the assumptions used are provided in note 18.

Fair values in business combinations

The Group accounts for business combinations using the purchase method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgements including future cash flows, revenue streams and value-in-use calculations (refer note 36 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions.

Classification of assets and liabilities as held for sale

The Group classifies assets and liabilities as held for sale when the carrying amount will be recovered through a sale transaction. The assets and liabilities must be available for immediate sale and the Group must be committed to selling the asset either through the entering into a contractual sale agreement or the activation and commitment to a program to locate a buyer and dispose of the assets and liabilities.

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Prime Infrastructure announced that it would classify its interests in AET&D and Cross Sound Cable as held for sale. Prime Infrastructure has issued an option to the BEPPA holders to receive any proceeds in relation to the disposal of the AET&D assets, whilst a twelve month option (with an option in favour of Brookfield for a further two periods of twelve months each) has been issued to Brookfield to acquire Cross Sound Cable for nominal proceeds.

Prime Infrastructure has written down its investment in AET&D to nil value and this has resulted in an impairment charge of $662.6 million being recognised in the current Financial Year. Further information is disclosed in note 38.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and carried forward tax losses as management considers that it is probable that future taxable profits will be available to utilise those temporary differences and tax losses.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (CONTINUED)

Estimation of useful lives of assets of property, plant and equipment

The estimation of the useful lives of property, plant and equipment has been based on historical experience as well as manufacturers’ warranties (for plant and equipment) and lease terms (for leased equipment). In addition, the condition of assets is assessed throughout the year and considered against the remaining useful life. Adjustments to useful life are made when necessary.

Asset retirement obligations

Provision is made for the anticipated costs of environmental restoration within Tasmania Gas Pipeline and future restoration of the sea bed at Cross Sound Cable (both held for sale). The provision includes future cost estimates associated with the rectification and remediation work. These future costs are discounted to their present value and are disclosed in note 22 and 38.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of recovery of these receivables is assessed by management. Due to the large number of debtors, this assessment is based on supportable past collection history and historical write-offs of bad debts. The impairment loss is disclosed in note 9.

Defined benefit plans

Various actuarial assumptions underpin the determination of the Group’s pension obligations. A number of assumptions including but not limited to wage escalation rates, inflation, interest rates, mortality rates and investment returns are used by the actuaries. Details of the assumptions used by the actuaries are disclosed in note 24.

Discounting of intercompany loans

Prime Infrastructure has a number of loans with associates which are currently non-interest bearing. In determining the present value, a discount rate of between 5.86% and 6.94% has been used for a majority of the intercompany loans.

4. REVENUE

An analysis of the Group’s revenue for the year from continuing operations is as follows:

	Consolidated
	2010 $’000	2009 $’000
Continuing operations:
Revenue from rendering of services	387,598	416,292
Revenue from rendering of services — related parties	1,335	—
Other revenue	6,487	4,933
Interest revenue:
Bank deposits	12,733	29,417
Other related parties — associates	90,126	81,424
Other	295	958
Unwinding of unrealised discount on receivables from associates	657	—
	103,811	111,799
	499,231	533,024

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

5. FINANCE COSTS

	Consolidated
	2010 $’000	2009 $’000
Continuing operations:
(a) FINANCE COSTS
Loss for the year has been arrived at after charging the following finance costs:
Interest on loans	147,629	292,864
Other interest expense	3,310	2,374
Other finance costs	13,268	22,307
	164,207	317,545
(b) HEDGE (GAIN)/EXPENSE
(Gain)/loss on foreign currency derivatives	(18,462)	4,247
(Gain)/loss on interest rate derivatives	(1,188)	73,320
Fair value losses on interest rate swaps designated as cash flow hedges transferred from equity	-	35,327
	(19,650)	112,894

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

6. LOSS FOR THE YEAR

	Consolidated
	2010 $’000	2009 $’000
(a) GAINS AND LOSSES
Loss for the year has been arrived at after crediting/(charging) the following gains:
Continuing operations:
Gain on disposal of property, plant and equipment	62	72
Contributions from customers/developers	9,807	7,915
Government grants	1,169	1,171
Gain on conversion of BEPPA to Prime Infrastructure Stapled securities(1)	392,519	—
Other	1,332	7,186
	404,889	16,344
Loss for the year has been arrived at after crediting/(charging) the following losses:
Continuing operations:
Net foreign exchange losses	(46,490)	(28,289)
Loss on disposal of property, plant and equipment	(123)	(53)
	(46,613)	(28,342)
(b) OTHER EXPENSES
Continuing operations:
Net bad and doubtful debts arising from other entities	647	(126)

Depreciation of non-current assets (note 15)	75,915	71,090
Amortisation of non-current assets (note 18)	1,222	893
Impairment of non-current assets	51,681	89,771
	128,818	161,754

Impairment of intercompany loans with associates	95,658	—

Operating lease rental expense:
Minimum lease payments	1,394	1,683

(1)              The gain on conversion of BEPPA to Prime Infrastructure Stapled securities was due to the BEPPA securities being recorded at $677.4 million prior to their conversion.  The fair value of these liabilities upon conversion was $284.8 million resulting in a one-off gain of $392.5 million.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

7. INCOME TAXES

	Consolidated
	2010 $’000	2009 $’000
(a) INCOME TAX RECOGNISED IN PROFIT OR LOSS
Tax (benefit)/expense comprises:
Current tax (benefit)/expense	(77,430)	4,902
Adjustments recognised in the current year in relation to the current tax of prior years	44,777	(5,553)
Deferred tax expense/(benefit) relating to the origination and reversal of temporary differences	50,532	(172,346)
Adjustments to deferred tax (benefit)/expense of prior years	(11,582)	3,665
Total tax expense/(benefit)	6,387	(169,332)
Attributable to:
Continuing operations	941	(83,656)
Discontinued operations	5,446	(85,676)
	6,387	(169,332)
Income tax on pre-tax accounting profit reconciles to tax expense/(benefit) as follows:
Profit/(loss) from continuing operations	33,236	(336,517)
Loss from discontinued operations	(975,447)	(809,945)
	(942,211)	(1,146,462)
Income tax benefit calculated at 30%	(282,663)	(343,939)
Exempt distributions	—	(1,705)
Income not assessable (including trust income)	(10,199)	(65,640)
Differences in overseas tax rates	(19,808)	3,280
Deferred tax assets not recognised	35,810	14,435
Non-deductible expenditure	5,678	20,017
Impairment loss	206,377	141,407
Unwinding of unrealised discount on related party receivables/payables	(1,227)	60,786
Equity accounted results	62,219	(456)
Other permanent differences	(22,995)	4,372
	(26,808)	(167,443)
Under/(over) provision of income tax in previous year	33,195	(1,889)
Income tax expense/(benefit) recognised in profit or loss	6,387	(169,332)

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

7. INCOME TAXES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
(b) INCOME TAX RECOGNISED DIRECTLY IN OTHER COMPREHENSIVE INCOME
Deferred tax:
Arising on income and expenses recognised in other comprehensive income:
Revaluation of financial instruments treated as cash flow hedges	11,479	73,043
Translation of foreign operations	(28,582)	47,610
Other reserve	(2,325)	—
Total income tax recognised directly in other comprehensive income	(19,428)	120,653
(c) CURRENT TAX ASSETS AND LIABILITIES
Current tax assets:
Tax refund receivable	10	10,356
Current tax payable:
Income tax payable attributable to:
Parent entity	—	—
Entities in the consolidated group	(847)	(1,377)
	(847)	(1,377)
	(837)	8,979
(d) DEFERRED TAX ASSETS
The balance comprises deferred tax assets attributable to the following temporary differences:
Property, plant and equipment	27,749	153,623
Deferred income	48,535	13,295
Receivables	50,151	125,837
Provisions	2,630	18,957
Accruals	3,162	2,713
Finance leases/novated loans	—	205,184
Hedges	31,419	70,873
Other	3,331	20,520
Total deferred tax assets attributable to temporary differences	166,977	611,002

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

7. INCOME TAXES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
(d) DEFERRED TAX ASSETS (CONTINUED)
Deferred tax assets attributable to tax losses carried forward in the following jurisdictions:
Australia	78,301	83,573
New Zealand	—	37,108
United Kingdom	1,230	3,915
Total deferred tax assets attributable to tax losses	79,531	124,596
Total deferred tax assets attributable to withholding tax	2,570	—
Total deferred tax assets	249,078	735,598
The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	611,002	576,912
Amounts booked to foreign currency translation reserve	—	24,726
Revaluation of hedges	273	21,480
Equity raising costs and other	2,389	2,557
Acquisitions/disposals	(327,055)	(46,107)
Less closing balance of deferred tax assets attributable to temporary differences	(166,977)	(611,002)
Change in deferred tax assets included in tax benefit	(119,632)	(31,434)

(e) DEFERRED TAX LIABILITIES
The balance comprises deferred tax liabilities attributable to the following temporary differences:
Property plant and equipment	31,349	707,065
Intangibles	—	225,730
Payables	20,549	5,019
Pensions	9,275	7,585
Total deferred tax assets attributable to temporary differences	61,173	945,399
The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	945,399	1,404,083
Amounts booked to foreign currency translation reserve	(28,582)	(22,883)
Acquisitions/disposals	(786,580)	(252,894)
Revaluation of hedges	11,617	(52,154)
Other	—	6,494
Less closing balance of deferred tax liabilities	(61,173)	(945,399)
Change in deferred tax liabilities included in tax (expense)/benefit	(80,681)	137,247

RELEVANCE OF TAX CONSOLIDATION TO THE GROUP

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Prime Infrastructure Holdings Limited. The members of the tax consolidated group are identified at note 35.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

7. INCOME TAXES (CONTINUED)

RELEVANCE OF TAX CONSOLIDATION TO THE GROUP (CONTINUED)

Tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate Financial Statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate Financial Statements of each entity and tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Due to the existence of a tax funding arrangement between the entities in the tax-consolidated group, amounts are recognised as payable to or receivable by the Company and each member of the Group in relation to the tax contribution amounts paid or payable between the parent entity and other members of the tax-consolidated group in accordance with the arrangement.

There are three tax-consolidated groups within Australia. Tax expense/benefit, deferred tax assets and deferred tax liabilities for temporary differences for members of the tax consolidated group are reflected differently depending on whether the member is a controlled subsidiary, an associate or part of a disposal group classified as held for sale.

NATURE OF TAX FUNDING ARRANGEMENTS AND TAX SHARING AGREEMENTS

Entities within the tax-consolidated groups have entered into a tax funding arrangement and a tax sharing agreement with the relevant head entity. Under the terms of the tax funding arrangement, Prime Infrastructure Holdings Limited and each of the relevant entities in its tax-consolidated group have agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group. Similar arrangements exist between head entities and member entities of the other two tax-consolidated groups.

8. REMUNERATION OF AUDITORS

During the year, the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	2010 $	2009 $
(a) AUDITOR OF THE PARENT ENTITY — DELOITTE TOUCHE TOHMATSU
Audit or review of the Financial Report	645,006	479,942
Other assurance related projects(1)	2,799,920	—
	3,444,926	479,942
(b) OTHER AUDITORS
Audit or review of the Financial Report — International associates of Deloitte Touche Tohmatsu	1,905,247	3,519,619
Non Deloitte Touche Tohmatsu audit firms for the audit or review of the Financial Reports of the Group entities	—	547,970
	1,905,247	4,067,589
(c) NON-AUDIT SERVICES
International associates of Deloitte Touche Tohmatsu
Taxation services	293,048	720,059
Assurance related	23,590	500,187
Other	—	98,287
	316,638	1,318,533

(1) The other assurance related projects paid to Deloitte Touche Tohmatsu consist primarily of fees paid in relation to the recapitalisation of Prime Infrastructure. Deloitte Touche Tohmatsu were engaged as the Investigating Accountants and provided a review statement on the forecast information contained in the Prospectus.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

9. TRADE AND OTHER RECEIVABLES

	Consolidated
	2010 $’000	2009 $’000
CURRENT
Trade receivables(1)	43,479	134,924
Impairment provision	(1,344)	(2,989)
	42,135	131,935
GST and VAT receivables	1,765	4,566
Non-interest bearing receivable from other related party	—	5,749

Interest receivable from associates	26,015	7,310
Interest receivable — other entities	1,479	—
	27,494	7,310
Insurance claim receivable	2,097	4,750
Other	8,639	18,681
NON-CURRENT
Trade receivables	3,728	4,435
Other receivables	1,189	1,691
Insurance claim receivable	—	3,314
	87,047	182,431
Disclosed in the Financial Statements as:
Current trade and other receivables	82,130	172,991
Non-current trade and other receivables	4,917	9,440
	87,047	182,431

(1)              The average credit period on sales of services is 30 to 45 days. No interest is charged on trade receivables. An allowance has been made for estimated irrecoverable amounts from the provision of services, determined by reference to past default experience.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period but against which the Group has not recognised an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered to be fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances nor does it have a legal right of offset against any amounts owed by the Group to the counterparty.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

9. TRADE AND OTHER RECEIVABLES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
Ageing of past due but not impaired:
Not past due	37,814	112,157
Past due - 0 to 30 days	4,331	16,573
Past due - 30 to 60 days	1,503	3,924
Past due — 60 to 90 days	1,036	2,200
Past due — 90 to 120 days	859	1,230
Past due — 120 plus days	320	286
	45,863	136,370
Movement in the allowance for doubtful debts:
Balance at the beginning of the year	(2,989)	(8,670)
Impairment losses recognised on receivables	(767)	(875)
Amounts written off as uncollectible	(115)	(1,382)
Amounts recovered during the year	156	486
Impairment losses reversed	60	987
Net difference due to foreign exchange	580	(168)
Derecognised on disposal of subsidiary	1,661	163
Transferred to held for sale	70	6,470
	(1,344)	(2,989)

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting date. The concentration of risk to the Group is limited due to the customer base being large, diverse and unrelated.

	Consolidated
	2010 $’000	2009 $’000
Ageing of impaired trade receivables:
Not past due	—	(96)
Past due - 0 to 30 days	—	(182)
Past due - 30 to 60 days	—	(119)
Past due — 60 to 90 days	—	(152)
Past due — 90 to 120 days	(853)	(490)
Past due — 120 plus days	(491)	(1,950)
	(1,344)	(2,989)

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

10. OTHER FINANCIAL ASSETS

	Consolidated
	2010 $’000	2009 $’000
INVESTMENTS CARRIED AT COST
Non-current:
Other investments	—	26

DERIVATIVES
Current:
Foreign currency swaps	4,171	4,053

Non-current:
Foreign currency swaps	2,623	9,098
Interest rate swaps	—	1,465
	6,794	14,616
LOANS CARRIED AT AMORTISED COST
Current:
Non-interest bearing loan with associate(1)	34,829	—

Non-current:
Interest bearing loans with associate(2)	919,300	695,123
Provision for impairment for loans with associates	(31,229)	—
	888,071	695,123
Non-interest bearing loan with associate(3)	11,771	—

Provision for impairment for loan with associate	(3,924)	—
	7,847	—
	895,918	695,123
OTHER FINANCIAL ASSETS
Current:
Deposit — Australian Taxation Office(4)	28,030	60,616
Other	—	2,904
	28,030	63,520
	965,571	773,285
Disclosed in the Financial Statements as:
Other current financial assets	67,030	67,573
Other non-current financial assets	898,541	705,712
	965,571	773,285

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

10. OTHER FINANCIAL ASSETS (CONTINUED)

(1)     Current non-interest bearing loans with associates relate to loans with DBCT. Refer note 40 for further information in relation to loans with related parties.

(2)     Non-current interest bearing loans with associates consist of the following:

•    $516.3 million (US $440.0 million) loan receivable from Myria Holdings Inc. which Prime Infrastructure has a 33% equity interest.

•    $200.8 million (NZ $247.1 million) loan receivable from Powerco New Zealand which Prime Infrastructure has a 42% equity interest.

•    $108.6 million loan receivable from DBCT which Prime Infrastructure has a 50.1% economic interest.

•    $93.7 million (€65.4 million) loan receivable which has been impaired by $31.2 million (€21.8 million) from Euroports Holdings S.á.r.l which Prime Infrastructure has a 66.1% equity interest. Refer note 40 for further information in relation to loans with related parties.

(3)     Non-current non-interest bearing loans with associates relate to loans receivable from Euroports Holdings S.á.r.l. The total receivable is $192.6 million (€134.4 million) which has a present value of $11.8 million (€8.2 million). This loan has been impaired by $3.9 million (€2.7 million). Refer note 40 for further information in relation to loans with related parties.

(4)     Cash on deposit with the Australian Taxation Office is interest bearing, and is in relation to the dispute regarding the deductibility of certain payments made in relation to the long-term lease of DBCT. For further information refer to note 33.

11. INVENTORIES

	Consolidated
	2010 $’000	2009 $’000
Current:
Consumables	14,713	18,687

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

12. OTHER ASSETS

	Consolidated
	2010 $’000	2009 $’000
Current:
Deposits	169	13
Prepayments	8,109	16,552
Other	22	25
Non-current:
Capitalised access undertaking costs	—	2,404
Less: accumulated amortisation	—	(2,184)
	—	220
Capitalised due diligence costs	—	5,417
Stamp duty costs paid(1)	71,346	—
Defined benefit asset	5,542	37,486
Asset retirement obligation	—	19,920
Prepayments	—	561
Other	256	380
	85,444	80,574
Disclosed in the Financial Statements as:
Other current assets	8,300	16,590
Other non-current assets	77,144	63,984
	85,444	80,574

(1)     On 6 January 2010, WestNet Rail Holdings No.1 Pty Limited, a wholly owned subsidiary of the Company received an assessment notice from the Western Australian Office of State Revenue in the amount of $71.3 million, being stamp duty assessed in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited. Prime Infrastructure believes the assessment is incorrect at law and intends to vigorously challenge it. Notwithstanding Prime Infrastructure’s intention to object to the assessment, payment of $71.3 million ($46.4 million being Prime Infrastructure’s share) was made on 5 February 2010 in accordance with the assessment.

WestNet WA Rail Pty Limited, the immediate parent of WestNet Rail Holdings No.1 Pty Limited, and also wholly-owned by the Company, exercised its contractual rights of indemnity against Queensland Rail as acquirer of the above rail ARG Group business in 2006 to recover approximately $24.9 million and to use that amount to partially fund the potential liability of WestNet Rail Holdings No.1 Pty Limited under the assessment. Accordingly, if it is ultimately determined that WestNet Rail Holdings No.1 Pty Limited is liable for stamp duty, the net duty required to be funded by the Company would be $46.4 million. This amount has been included as a contingent liability (refer note 33).

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

13. CASH HELD ON RESTRICTED DEPOSIT

	Consolidated
	2010 $’000	2009 $’000
Non-current:
Cash at bank(1)	29,853	104,316

(1)     Cash held on restricted deposit at bank is interest-bearing and comprises cash restricted as a reserve for the servicing of debt under the Group’s financing agreements, capex reserves and cash relating to cash backed bank guarantees. In the prior year, cash held on restricted deposit also included restricted deposits in relation to equity contributions for the Dampier to Bunbury Natural Gas Pipeline Investment and DBCT.

14. INVESTMENTS IN ASSOCIATES

	Consolidated
	2010 $’000	2009 $’000
Non-current:
Investments in associates	397,602	650,196
Investments in joint venture entities	386	313
	397,988	650,509
Reconciliation of movement in investments accounted for using the equity method:
Balance at 1 July	650,509	778,042
Share of (loss)/profit for the year — continuing operations(6)	(185,055)	6,828
Share of profit for the year — discontinued operations	10,388	4,383
Share of reserves for the year	(61,242)	(9,603)
	414,600	779,650
Dividends	(26,483)	(24,871)
Additions(1),(2)	330,064	59,871
Capital returns on equity investments(3)	(10,703)	(44,560)
Impairment(4)	(74,763)	(106,352)
Transferred to held for sale (note 38)(5)	(260,000)	(14,399)
Net foreign exchange differences	25,273	1,170
	397,988	650,509

(1)     Prime Infrastructure sold its 58% interest in Powerco New Zealand on 26 February 2009. Accordingly, Prime Infrastructure now equity accounts for its 42% interest. Further information is disclosed in note 38 to the Financial Statements.

(2)     The additions in the current Financial Year relate to DBCT and Euroports. In the prior year, the results from these assets were consolidated as they were controlled subsidiaries of Prime Infrastructure.

(3)     Capital returns on equity investments relate to Myria Holdings Inc.

(4)     The impairment charge of $74.8 million within equity accounted investments relates to a write down in the Multinet Gas Holdings and Dampier to Bunbury Natural Gas Pipeline of $23.1 million, a write down in the investment in Myria Holdings Inc. of $36.2 million and a write down in the investment in Euroports of $15.5 million.

(5)     Prime Infrastructure has classified its investment in AET&D as held for sale as at 30 June 2010. Included within the portfolio of assets within AET&D is the equity accounted investments in Multinet Gas Holdings and Dampier to Bunbury Natural Gas Pipeline. Accordingly, these investments are no longer included within investments in associates, but rather as a current asset within non-current assets classified as held for sale. In the prior year, the Euroports equity accounted investments was classified as held for sale.

(6)     Included within share of (loss)/profit for the year — continuing operations, is the settlement of the DBCT ATO dispute (refer note 40).  Also included within the share of (loss)/profit for the year — continuing operations is an impairment of $75.8 million in relation to Myria Holdings Inc’s underlying investments.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

14. INVESTMENTS IN ASSOCIATES (CONTINUED)

Name of entity	Principal activity	Country of incorporation	Economic interest 2010%	Economic interest 2009%
Dalrymple Bay Coal Terminal(1)	Coal terminal	Australia	50.1	100
Powerco New Zealand Holdings Limited	Electricity and gas distribution	New Zealand	42	42
ARG Risk Management Limited	Captive insurer	Australia	50	50
Euroports S.á.r.l(2)	Ports operator	Luxembourg	66.1	100
Multinet Gas Holdings(3)	Gas distribution	Australia	20.1	20.1
Dampier to Bunbury Natural Gas Pipeline(3)	Gas transmission	Australia	20	20
Natural Gas Pipeline of America	Natural gas transmission and storage	USA	26.4	26.4

(1)     As part of the recapitalisation completed on 20 November 2009, Brookfield Infrastructure Australia Trust agreed to subscribe for Convertible Notes for $295.4 million and enter into a number of other agreements with Prime Infrastructure which confer on Brookfield Infrastructure Australia Trust a 49.9% economic interest in DBCT.  As a result of this transaction, Prime Infrastructure no longer controls DBCT in accordance with Accounting Standards and equity accounts its investment.

(2)     The sale of 33.89% of Euroports was completed on 28 July 2009. This resulted in this investment being equity accounted as it was deemed that Prime Infrastructure no longer had control over this business in accordance with Accounting Standards. In addition, Antin IP holds a convertible bond, which if converted, would convert into a further 5.97% of the equity in Euroports leaving Prime Infrastructure holding 60% interest. In the prior year, this investment was classified as held for sale.

(3)     These investments are part of the AET&D group of assets. As at 30 June 2010, these have been classified as held for sale.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

14. INVESTMENTS IN ASSOCIATES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE ENTITIES
Financial position:
Total assets	16,356,921	17,474,579
Total liabilities	(15,331,876)	(14,981,185)
Net assets	1,025,045	2,493,394
Group’s share of associates’ net assets	397,980	650,196
Financial performance:
Total revenue	3,019,935	2,334,169
Total (loss)/profit for the year	(388,564)	32,813
Group’s share of associates’ (loss)/profit	(174,741)	11,405
SUMMARISED FINANCIAL INFORMATION OF JOINTLY CONTROLLED ENTITIES
Financial position:
Current assets	3,998	4,239
Non-current assets	53	55
	4,051	4,294
Current liabilities	(3,279)	(3,667)
Non-current liabilities	—	(2)
	(3,279)	(3,669)
Net assets	772	625
Group’s share of jointly controlled entities’ net assets	386	313
Financial performance:
Income	173	239
Expenses	(25)	(627)
Net profit/(loss)	148	(388)
Group’s share of jointly controlled entities’ profit/(loss)	74	(194)

Dividends received from associates and joint ventures

During the year, the Group received dividends of $26.5 million (2009: $24.9 million).

Contingent liabilities and capital commitments

The Group’s share of contingent liabilities of associates and jointly controlled entities is disclosed in note 33.

The Group’s share of capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in note 32.

NOTES TO THE FINANCIAL STATEMENTS

For the Financial Year ended 30 June 2010

15. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Land and buildings at cost $’000	Leasehold improvements at cost $’000	Network systems at cost $’000	Track lease premium at cost $’000	Plant and equipment at cost $’000	Work in progress at cost $’000	Total $’000
Gross Carrying Amount:
Balance at 1 July 2008	696,636	844,433	2,263,573	198,355	1,927,039	157,569	6,087,605
Additions	10,995	139,155	60,605	—	78,498	103,731	392,984
Transfers	13,065	3,722	29,003	—	21,186	(66,976)	—
Disposals	(12,800)	(17)	(1,629,434)	—	(25,239)	(75,735)	(1,743,225)
Acquisitions through business combinations (note 36)	57,133	—	—	—	144,528	—	201,661
Classified as held for sale (note 38)	(417,458)	(6,988)	—	—	(323,634)	(19,017)	(767,097)
Net foreign currency exchange differences	24,959	(262)	(8,566)	—	39,252	(890)	54,493
Other	564	—	—	—	101	—	665
Balance at 30 June 2009	373,094	980,043	715,181	198,355	1,861,731	98,682	4,227,086
Additions	4,504	1,235	43,361	—	41,093	83,549	173,742
Transfers	180	70,495	6,907	—	16,877	(94,459)	—
Disposals	—	(195)	(865)	—	(9,224)	—	(10,284)
Disposal through sale of business	(247,077)	(16,989)	—	—	(81,453)	(42,606)	(388,125)
Classified as held for sale (note 38)	(44,806)	(13,348)	—	—	(1,759,208)	(28,390)	(1,845,752)
Net foreign currency exchange differences	(41,999)	(1,336)	(70,841)	—	(19,331)	(3,355)	(136,862)
Other	—	—	—	—	6,733	—	6,733
Balance at 30 June 2010	43,896	1,019,905	693,743	198,355	57,218	13,421	2,026,538

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

15. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Consolidated	Land and buildings at cost $’000	Leasehold improvements at cost $’000	Network systems at cost $’000	Track lease premium at cost $’000	Plant and equipment at cost $’000	Work in progress at cost $’000	Total $’000
Accumulated depreciation/amortisation:
Balance at 1 July 2008	31,484	66,837	234,409	9,310	107,968	—	450,008
Transfers	(7)	(289)	—	—	296	—	—
Classified as held for sale (note 38)	(28,725)	(1,220)	—	—	(66,875)	—	(96,820)
Impairment losses charged to profit	—	—	33,986	—	—	—	33,986
Depreciation expense	20,961	37,367	43,689	4,476	91,756	—	198,249
Net foreign currency exchange differences	(235)	9	(1,262)	—	966	—	(522)
Other	1,633	—	—	—	(4,597)	—	(2,964)
Balance at 30 June 2009	23,732	102,690	99,638	13,786	110,707	—	350,553
Disposals	—	(172)	(849)	—	(5,006)	—	(6,027)
Transfers	180	190	23	—	(393)	—	—
Disposal through sale of business	(17,740)	(852)	—	—	(24,780)	—	(43,372)
Classified as held for sale (note 38)	(4,684)	(4,275)	—	—	(522,612)	—	(531,571)
Impairment losses charged to profit	—	688	—	—	429,846	—	430,534
Depreciation expense	3,185	42,484	20,497	4,472	29,345	—	99,983
Net foreign currency exchange differences	(2,644)	(106)	(7,316)	—	(4,950)	—	(15,016)
Other	—	—	—	—	6,737	—	6,737
Balance at 30 June 2010	2,029	140,647	111,993	18,258	18,894	—	291,821
Net Book Value as at 30 June 2009	349,362	877,353	615,543	184,569	1,751,024	98,682	3,876,533
Net Book Value as at 30 June 2010	41,867	879,258	581,750	180,097	38,324	13,421	1,734,717

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

15. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year:
Land and buildings	3,185	20,961
Leasehold improvements	42,484	37,367
Network systems	20,497	43,689
Track lease premium	4,472	4,476
Plant and equipment	29,345	91,756
	99,983	198,249

16. INVESTMENT PROPERTY

	Consolidated
	2010 $’000	2009 $’000
Balance at beginning of Financial Year	174,672	165,228
Net gain from fair value adjustments	—	10,928
Transferred to held for sale (note 38)	—	(93)
Disposals (note 38)	(154,027)	—
Net foreign exchange differences	(20,645)	(1,391)
Balance at end of Financial Year	—	174,672

The Group’s investment property portfolio was held by PD Ports, which was sold on 20 November 2009. Previously, the valuation of the investment property at PD Ports was undertaken by an external firm of chartered surveyors, Knight Frank, on an open market existing use basis.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

17. GOODWILL

	Consolidated
	2010 $’000	2009 $’000
Gross carrying amount:
Balance at beginning of Financial Year	726,979	1,369,777
Amounts recognised as part of a prior year business combination	—	8,594
Amounts recognised from business combinations occurring during the year	—	39,442
Derecognised on disposal of subsidiary(1)	(148,049)	(112,878)
Transferred to held for sale (note 38)(2)	(318,630)	(607,141)
Net foreign exchange differences	(43,622)	28,961
Other movements	—	224
Balance at end of Financial Year	216,678	726,979
Accumulated impairment losses:
Balance at beginning of Financial Year	(348,416)	—
Impairment losses for the year	(193,000)	(525,549)
Derecognised on disposal of subsidiary(1)	148,049	—
Transferred to held for sale (note 38)(2)	318,630	177,133
Net foreign exchange differences	18,952	—
Balance at end of Financial Year	(55,785)	(348,416)
Net book value:
At the beginning of the Financial Year	378,563	1,369,777
At the end of the Financial Year	160,893	378,563

(1)     This amount relates to the sale of PD Ports on 20 November 2009 as part of the recapitalisation of Prime Infrastructure. The goodwill relating to the business was fully impaired at 30 June 2009.

(2)     This amount relates to the Australian Energy Transmission & Distribution business which has been classified as held for sale as at 30 June 2010.

ALLOCATION OF GOODWILL

Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•    International Energy Group.

•    WestNet Rail.

•    Australian Energy Transmission & Distribution (classified as held for sale).

•    Euroports — disposed of 33.89% on 28 July 2009 and no longer consolidated. Classified as held for sale as at 30 June 2009.

•    PD Ports — sold on 20 November 2009.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

17. GOODWILL (CONTINUED)

The carrying amount of goodwill (other than goodwill classified as held for sale) was allocated to the following cash-generating units.

Goodwill balance	IEG $’000	WestNet Rail $’000	AET&D $’000	Total $’000
2010	151,378	9,515	—	160,893
2009	176,048	9,515	193,000	378,563

IMPAIRMENT TESTS OF GOODWILL

Goodwill within the Prime Infrastructure Group relates to IEG, WestNet Rail and AET&D and the cash-generating units applicable within each of these entities. Goodwill is reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As a result of the detailed assessment, an impairment charge of $193.0 million was recognised against goodwill (2009: $525.5 million). The impairment charge of goodwill in the current year relates to AET&D and is included within discontinued operations, as the business is classified as held for sale in accordance with AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

INTERNATIONAL ENERGY GROUP

The recoverable amount of this cash-generating unit is determined based on a ‘value in use’ calculation which uses cash flow projections based on financial budgets approved by management for the 2011 year with a forecast out to June 2050. The length of the forecast reflects the long-life nature of IEG’s assets. A discount rate of between 7.41% and 8.47% has been used in the model depending on the jurisdiction (2009: 6.59% to 7.82%). The movement in the goodwill balance in the current Financial Year is due to foreign exchange translation.

A majority of the goodwill within IEG is attributable to the UK businesses. Cash flow projections for assessing potential impairment have been based on forecast connections and inflation based on 2.5%. Cash flow projections also include forecast maintenance capital expenditure.

No impairment charges have been recognised in relation to IEG in the current Financial Year.

WESTNET RAIL

The recoverable amount of this cash-generating unit is determined based on a ‘value in use’ calculation which uses cash flow projections based on financial budgets approved by management for the 2011 year with long term projections assumed out to the end of the lease period (i.e. 2049). The length of the projections reflects the long-life nature of WestNet Rail’s assets. In the current Financial Year, a discount rate of 9.92% (2009: 10.23%) has been used.

Cash flow projections during the budget period have been based on 2011 forecast volumes with appropriate growth assumptions beyond 2011. Inflation of 2.5% (2009: 2.50%) has been included in this analysis. The cash flow projections include forecast maintenance capital expenditure.

No impairment charges have been recognised in relation to WestNet Rail in the current Financial Year (2009: $50.9 million).

AUSTRALIAN ENERGY TRANSMISSION & DEVELOPMENT

The goodwill associated with the AET&D cash-generating unit arose when the business was acquired by Prime Infrastructure as part of the Alinta acquisition. As noted above, the investment in AET&D is currently classified as held for sale.

The recoverable amount of WA Gas Networks and Tasmania Gas Pipeline have been determined using ‘value in use’ calculations based on approved 2011 financial year budgets and financial projections beyond this date. The WA Gas Networks’ projections extend to 2050 whilst the Tasmania Gas Pipeline projection extends to 2073. In the current Financial Year, a discount rate range of 9.04% to 9.83% (2009: 9.29% to 9.95%) has been used for impairment purposes.

Cash flow projections for WA Gas Networks have been calculated assuming a regulatory WACC and tariffs that will apply following the 2010 Access Arrangement reset, updated estimates on new connections and consumption volumes by tariff band and a revised asset management plan. An inflation of rate of 2.5% (2009: 2.50%) has been used.

WestNet Energy, which is the asset management business, has been valued using a ‘fair value less cost to sell’ methodology consistent with prior periods. In determining this fair value less cost to sell amount, an EBITDA multiple has been used.

AET&D also has equity accounted investments in Multinet Gas Networks and the Dampier Bunbury Natural Gas Pipeline. These investments are valued using fair value less costs to sell using a Regulated Asset Base (RAB) multiple.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

17. GOODWILL (CONTINUED)

AUSTRALIAN ENERGY TRANSMISSION & DEVELOPMENT (CONTINUED)

In the current Financial Year, a total impairment charge of $232.8 million (2009: $232.0 million) has been recognised in respect of the AET&D businesses. Of this amount, $193.0 million (2009: $125.6 million) has been charged against goodwill, $23.1 million ($106.4 million) has been written off the equity accounted investments, with the balance of $16.7 million (2009: $nil) being charged against other intangibles and property, plant and equipment. Key reasons for the impairment charges that have been recognised include lower assumed growth forecasts across the Group as a result of the local and global financial conditions, increased operating costs and maintenance costs in certain assets and EBITDA multiples for those assets that were valued using the fair value less costs to sell methodology. In addition, the AET&D businesses are classified as held for sale as at 30 June 2010.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

18. OTHER INTANGIBLE ASSETS

	Conservancy rights(1) $’000	Concession arrangements(2) $’000	Permits(3) $’000	Software, licenses and other $’000	Easements and contracts(4),(5) $’000	$’000
Gross carrying amount:
Balance at 1 July 2008	955,626	2,775,928	43,634	58,051	93,855	3,927,094
Additions	—	272,771	—	15,552	4,734	293,057
Acquisitions through a business combination (note 36)	—	14,270	—	—	14,409	28,679
Disposals	—	—	—	(15,566)	(165)	(15,731)
Transferred to held for sale (note 38)	—	(769,109)	—	(14,889)	(37,484)	(821,482)
Other	—	(17,504)	—	154	—	(17,350)
Net foreign exchange differences	(8,434)	43,306	8,122	877	1,853	45,724
Balance at 30 June 2009	947,192	2,319,662	51,756	44,179	77,202	3,439,991
Additions	—	33,031	—	1,230	—	34,261
Disposals	(835,243)	(2,352,693)	—	(5,495)	—	(3,193,431)
Transferred to held for sale (note 38)	—	—	(49,272)	(25,677)	(79,070)	(154,019)
Other	—	—	—	(4,844)	—	(4,844)
Transfers	—	—	—	—	1,868	1,868
Net foreign exchange differences	(111,949)	—	(2,484)	(344)	—	(114,777)
Balance at 30 June 2010	—	—	—	9,049	—	9,049
Accumulated amortisation and impairment:
Balance at 1 July 2008	—	152,106	2,651	14,133	5,122	174,012
Amortisation expense(6)	—	53,093	1,481	6,153	6,635	67,362
Impairment expense(7)	206,878	22,328	—	—	—	229,206
Disposals	—	—	—	(6,312)	(41)	(6,353)
Transferred to held for sale (note 38)	—	(66,446)	—	(3,437)	(6,558)	(76,441)
Other	—	5,043	—	(77)	—	4,966
Net foreign exchange differences	1,104	111	298	91	104	1,708
Balance at 30 June 2009	207,982	166,235	4,430	10,551	5,262	394,460
Amortisation expense(6)	—	21,172	522	3,542	1,182	26,418
Impairment expense(7)	—	—	—	—	16,000	16,000
Disposals	(183,401)	(187,407)	—	(3,557)	—	(374,365)
Transferred to held for sale (note 38)	—	—	(4,741)	(7,859)	(22,410)	(35,010)
Transfers	—	—	—	34	(34)	—
Net foreign exchange differences	(24,581)	—	(211)	(227)	—	(25,019)
Balance at 30 June 2010	—	—	—	2,484	—	2,484
Net book value:
As at 30 June 2009	739,210	2,153,427	47,326	33,628	71,940	3,045,531
As at 30 June 2010	—	—	—	6,565	—	6,565

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

18. OTHER INTANGIBLE ASSETS (CONTINUED)

(1)     The conservancy right was acquired as part of the acquisition of PD Ports plc in 2006 and was recorded at its fair value. The conservancy asset recognised is not amortised as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

In the prior Financial Year an impairment charge of $206.9 million was recognised. As part of the recapitalisation of Prime Infrastructure that took place on 20 November 2009, PD Ports was sold for nominal proceeds. Refer note 38 for further information.

(2)     Concession arrangements included the service concession arrangement at DBCT and key concession arrangements at various European ports. The ports’ concessions are usually awarded by Government authorities in that jurisdiction. These concession arrangements allow Euroports to operate and generate revenue from the use of the port. The concession arrangements have an expiration of between 2016 and 2059 and certain concessions have options to extend the arrangement. These arrangements are being amortised over their useful life, with the expense recognised in the Income Statement. In the prior Financial Year, an impairment charge of $22.3 million was recorded against the European ports concession arrangements.

In the current year, Prime Infrastructure has sold 33.9% of its investment in Euroports and has entered into arrangements concerning a 49.9% economic interest in DBCT. Accordingly, Prime Infrastructure no longer controls either of these assets and does not consolidate their results. Refer note 38 for further information.

(3)     Permits include the separately identifiable asset acquired as part of the acquisition of Cross Sound Cable in the US. The permit is amortised over the life of the main cable attached to the permit being 40 years, and has 34 years remaining. As part of the recapitalisation, Prime Infrastructure is carrying its investment in Cross Sound Cable as held for sale. Refer note 38 for further information.

(4)     Easement rights relate to the intangible asset that allows the Tasmanian Gas Pipeline business to access the land above the pipeline. As part of the recapitalisation, Prime Infrastructure is carrying its investment in Tasmania Gas Pipeline within AET&D as held for sale.

(5)     Contracts relate to contracts with external customers that have been purchased as part of a business combination. These are being amortised over the expected period of benefit from these contracts.

(6)     Amortisation expense is recognised within depreciation, amortisation and impairment charge in the Income Statement.

(7)     Impairment charges are recognised within loss from discontinued operations in the Income Statement. This impairment charge relates to intangibles held within the AET&D group.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

19. TRADE AND OTHER PAYABLES

	Consolidated
	2010 $’000	2009 $’000
Current:
Trade payables(1)	74,536	165,421
Distribution payable (note 30)	26,383	—
Interest payable — other parties	11,736	84,131
Payable to other related parties(2)	5,735	12,707
Tax related amounts within the tax-consolidated group (non-interest bearing)	26,175	—
GST and VAT payable	4,190	11,200
Other	11,340	58,730
Non-current:
Other	—	3,290
Payable to other related parties	16,223	—
	176,318	335,479
Disclosed in the Financial Statements as:
Current trade and other payables	160,095	332,189
Non-current trade and other payables	16,223	3,290
	176,318	335,479

(1)                                 The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors.

(2)                                 Further information relating to loans to related parties is set out in note 40 to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
Unsecured:
Bank overdrafts	—	—	—	31	—	31
Bank loans(1)	619,494	—	619,494	9,673	764,494	774,167
Subordinated debt(2)	—	—	—	—	79,824	79,824
Hybrid securities(3)	94,842	—	94,842	93,938	677,431	771,369
Guaranteed notes(4)	—	—	—	—	446,726	446,726
	714,336	—	714,336	103,642	1,968,475	2,072,117
Secured:
Bank loans(1)	7,314	463,127	470,441	388,868	3,041,325	3,430,193
Guaranteed notes(4)	—	—	—	—	880,000	880,000
Secured bonds(5)	—	119,516	119,516	—	119,368	119,368
Securitised loan notes(6)	—	—	—	—	519,963	519,963
Other	—	—	—	462	—	462
	7,314	582,643	589,957	389,330	4,560,656	4,949,986
	721,650	582,643	1,304,293	492,972	6,529,131	7,022,103
Finance leases (note 34)	—	—	—	788	4,144	4,932
Less: capitalised borrowing costs	—	(15,188)	(15,188)	—	(47,330)	(47,330)
	721,650	567,455	1,289,105	493,760	6,485,945	6,979,705

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS (CONTINUED)

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
1. BANK LOANS
Unsecured:
WestNet Rail Group bank loan facilities(1)	619,494	—	619,494	173	619,494	619,667
WA Gas Networks & WA Network Holdings club facilities(2)	—	—	—	9,500	145,000	154,500
	619,494	—	619,494	9,673	764,494	774,167
Secured:
Prime Infrastructure revolving bank facility(3)	—	—	—	—	839,694	839,694
Prime Infrastructure Networks (New Zealand) revolving facility(3)	—	—	—	—	100,579	100,579
Prime Finance (UK) revolving facility(3)	—	—	—	168,719	—	168,719
DBCT bank debt facilities(4)	—	—	—	—	809,900	809,900
IEG bank facility(5)	7,314	463,127	470,441	14,477	536,122	550,599
Cross Sound Cable bank loan facility(6)	—	—	—	418	237,030	237,448
PD Ports group bank loan facilities(7)	—	—	—	205,254	—	205,254
Prime AET&D No.2 Pty Limited(8)	—	—	—	—	518,000	518,000
	7,314	463,127	470,441	388,868	3,041,325	3,430,193
	626,808	463,127	1,089,935	398,541	3,805,819	4,204,360

(1)         WestNet Rail Group facilities comprise the following:

•    $550.0 million term facility maturing in June 2011 that is fully drawn (2009: fully drawn).

•    $77.0 million revolving facility maturing in June 2011 that is drawn to $69.5 million (2009: $69.5 million).

The facilities are unsecured with an average interest rate including swaps as at 30 June 2010 of 6.59% (2009: 6.49%). Subsequent to year end, WestNet Rail has refinanced with its existing lenders $619.0 million of facilities (out of January 2014) including the repayment of $165.0 million.

(2)         As at 30 June 2009 WA Gas Networks had bank facilities drawn to $145.0 million. These facilities were unsecured unsubordinated obligations subject to negative pledge covenants. As at 30 June 2010, the AET&D group of assets which includes WA Gas Networks is classified as held for sale.

(3)         The Prime Infrastructure corporate bank debt facilities were repaid in full in November 2009 as part of the recapitalisation. As part of the recapitalisation, a 3 year $300.0 million corporate facility was established, which remains undrawn at 30 June 2010. In the prior year, the Prime Infrastructure corporate bank debt facilities were drawn to $1,109.0 million.  On 15 September 2010, Prime Infrastructure replaced its undrawn $300.0 million corporate facility with a new revolving corporate facility which matures in February 2013, to be provided by an affiliate of Brookfield Infrastructure Partners.

(4)         During the current Financial Year as part of the recapitalisation of Prime Infrastructure, Prime Infrastructure entered into arrangements with Brookfield Infrastructure Australia Trust, such that Prime Infrastructure no longer controls DBCT. Accordingly, Prime Infrastructure accounts for its remaining 50.1% economic interest in DBCT as an equity accounted investment and no longer consolidates its share of DBCT’s borrowings.

DBCT bank facilities comprise the following:

•    $295.0 million term facility maturing in December 2011. The facility was used to fund the Phase 1 expansion of the coal terminal and is guaranteed by FGIC UK Limited. As at 30 June 2009, the facility is drawn to $263.3 million.

•    $574.0 million term facility. This facility was entered into in February 2008 to fund the Phase 2/3 expansion of the coal terminal. The facility has an average maturity of February 2012. As at 30 June 2009, the facility is drawn to $538.0 million.

•    $40.0 million term facility. This facility was entered into in October 2008 to finance non-expansionary capex requirements in relation to the terminal. The facility matures in October 2011 and as at 30 June 2009 is drawn to $8.6 million.

These facilities have the benefit of the BBI DBCT Deed of Common Provisions and rank pari passu with all other senior secured debt of DBCT Finance Pty Limited. As at 30 June 2009, the average interest rate on the debt is 5.08%.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS (CONTINUED)

(5)         The IEG bank debt facilities comprise the following:

•    Senior facilities totalling £237.2 million (2009: £240.6 million) and a £16.0 million (2009: £16.0 million) junior facility in relation to the IEG UK business maturing in January 2013. As at 30 June 2010, the junior facility is fully drawn ($28.2 million) with the senior facilities drawn to $330.2 million (£187.1 million) (2009: £172.9 million).

•    Bank facilities totalling £63.5 million that are fully drawn (2009: £67.9 million) in relation to IEG’s Islands businesses with a maturity date of May 2016.

•    As at 30 June 2009, a bank facility of £14.5 million in relation to the Power On Connections business. In the current Financial Year, the facility was repaid in full from proceeds from the recapitalisation of Prime Infrastructure that was undertaken in November 2009.

(6)         As at 30 June 2009 the Cross Sound Cable loan facility comprised amortising term facilities with an available limit of US$193.7 million, drawn to US$192.7 million. The term facilities mature in February 2011 and are secured against the assets of the Cross Sound Cable group. As at 30 June 2010, the Cross Sound Cable group of assets are classified as held for sale.

(7)         As part of the recapitalisation of Prime Infrastructure in November 2009, the PD Ports group was sold to Brookfield. The PD Ports Group bank debt facilities in the prior year comprised of the following:

•    $153.9 million (£75.0 million) term facility maturing in October 2009.

•    $51.3 million (£25.0 million) term facility maturing in October 2009.

The As at 30 June 2010, the AET&D group of assets which includes the Prime AET&D No.2 Pty Limited facility is classified as held for sale. The facility is currently fully drawn at $518.0 million and is due to mature in July 2011.

(8)         As at 30 June 2010, the AET&D group of assets which includes the Prime AET&D No. 2 Pty Limited facility is classified as held for sale. The facility is currently fully drawn at $518.0 million.  Of this facility, $259.0 million is due to mature in January 2011 and the balance is due to mature in January 2012.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS (CONTINUED)

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
2. SUBORDINATED DEBT
WA Network Holdings subordinated debt(1)	—	—	—	—	79,824	79,824

(1)         As at 30 June 2010, the AET&D group of assets which includes WA Network Holdings is classified as held for sale. Refer to note 38 for further information. As at 30 June 2009, WA Network Holdings had $79.8 million of unsecured subordinated debt outstanding, maturing in July 2018. The average interest rate on the debt at 30 June 2009 was 5.83%.

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
3. HYBRID SECURITIES
Prime Infrastructure Networks (New Zealand) SPARCS(1)	94,842	—	94,842	93,938	—	93,938
BBI EPS(2)	—	—	—	—	677,431	677,431
	94,842	—	94,842	93,938	677,431	771,369

(1)         Prime Infrastructure Networks (NZ) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS) comprise a subordinated bond issued by Prime Infrastructure Networks (NZ) Limited (PINNZ) which is convertible in certain circumstances into Stapled Securities of Prime Infrastructure. As at 30 June 2010, 119,005,156 SPARCS were on issue at a face value of NZ$119.0 million (2009: 119,041,816, face value NZ$119.0 million).

The terms of the SPARCS were reset on 17 November 2009. The new interest rate is 10% per annum until the new reset date being 17 November 2010. Thereafter, PINNZ may set reset dates at its absolute discretion. PINNZ may change the interest rate on each reset date. SPARCS may be converted in certain circumstances either at the request of a SPARCS holder or at the option of PINNZ. In the event that SPARCS are to be converted, PINNZ shall determine, at its absolute discretion, whether the SPARCS are to be exchanged for Stapled Securities, redeemed for cash; or converted for a combination of Stapled Securities and cash. During the period to 30 June 2010, a total of 36,660 SPARCS were converted into Prime Infrastructure Stapled Securities (2009: 27,162,293).

Prime Infrastructure Holdings Limited, Prime Infrastructure Trust and Prime Infrastructure Trust 2 have provided a subordinated undertaking to pay all amounts required by PINNZ under the terms of issue of SPARCS to the extent such amounts are not paid by PINNZ. The SPARCS are subordinated debt obligations of PINNZ. In the event or winding up or liquidation, SPARCS are subordinated to, and rank behind the claims of senior creditors of PINNZ.

Subsequent to year end, Prime Infrastructure announced that PINNZ had agreed to redeem all outstanding SPARCS on issue on 17 November 2010.  Holders will receive face value plus any accrued interest in cash for each of their SPARCS under the redemption.  Refer to note 40 for further information.

(2)         In August 2007, 778,656,840 BBI EPS Exchangeable Preference Shares (BBI EPS) were issued by Prime AET&D Holdings No.1 Limited (formerly BBI EPS Limited) as part of the Alinta Share Scheme to acquire the Alinta businesses. During the current Financial Year as part of the recapitalisation of Prime Infrastructure the BBI EPS were converted into Prime Infrastructure Stapled Securities. No external liability exists at 30 June 2010.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS (CONTINUED)

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
4. GUARANTEED NOTES
Unsecured:
Alinta Network Holdings fixed and floating rate notes(1)	—	—	—	—	466,726	466,726
DBCT fixed and floating rate notes(2)	—	—	—	—	880,000	880,000
	—	—	—	—	1,326,726	1,326,726

(1)         As at 30 June 2010, the AET&D group, which includes WA Network Holdings is classified as held for sale. In the prior year, WA Network Holdings had the following guaranteed notes on issue:

•    $200.0 million fixed rate notes at 5.75% that were maturing in September 2010. The carrying value of these fixed rate notes at 30 June 2010 was $196.7 million.

•    $250.0 million floating rate notes at BBSW + 0.26% maturing in September 2012. These notes are unsecured, unsubordinated obligations of WA Network Holdings with the interest and payment obligations guaranteed by Financial Security Assurance Pty Ltd. As at 30 June 2009, the average interest rate on the notes including swaps is 5.69%.

(2)         During the current Financial Year as part of the recapitalisation of Prime Infrastructure, Prime Infrastructure entered into arrangements with Brookfield Infrastructure Australia Trust, such that Prime Infrastructure no longer controls DBCT. Accordingly, Prime Infrastructure accounts for its remaining 50.1% economic interest in DBCT as an equity accounted investment and no longer consolidates its share of DBCT’s borrowings.

As at 30 June 2009, DBCT Finance Pty Limited had the following fixed and floating rate notes on issue:

•    $150.0 million fixed rate notes at 6.25% maturing in June 2016.

•    $200.0 million floating rate notes at BBSW + 0.25% maturing in June 2016.

•    $230.0 million floating rate notes at BBSW + 0.30% maturing in June 2021.

•    $100.0 million floating rate notes at BBSW + 0.37% maturing in June 2026.

The above fixed and floating rate notes are guaranteed by Syncora Guarantee Inc.

•    $200.0 million floating rate notes at BBSW + 0.29% maturing in December 2022. These notes are guaranteed by FGIC UK Limited.

These fixed and floating rate notes are further secured over:

•    units and shares in DBCT Trust and DBCT Management Pty Limited (guarantors)

•    fixed and floating charge over all of the assets of the Issuer and Guarantors.

•    real property mortgages granted by the Guarantors.

These notes rank pari passu with all other senior secured debt of DBCT Finance Pty Limited. As at 30 June 2009, the average interest rate on the notes including swaps is 6.73%.

	Consolidated
	2010			2009
	Current $’000	Non-current $’000	Total $’000	Current $’000	Non-current $’000	Total $’000
5. SECURED BONDS
PINNZ secured bonds(1)	—	119,516	119,516	—	119,368	119,368

(1)         Prime Infrastructure Network (New Zealand) Limited has on issue $119.5 million (NZ$147.1 million) in secured bonds maturing in November 2012 (2009: $119.4 million — NZ$148.35 million). The bonds rank pari passu to Prime Infrastructure’s other senior secured debt obligations and have the benefit of the Prime Infrastructure Deed of Common Provisions and Prime Infrastructure Security Trust Deed. As at 30 June 2010, these bonds have a fixed coupon of 9.0% (2009: 8.5%).

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

20. BORROWINGS (CONTINUED)

	Consolidated
	2010			2009
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
6. SECURITISED LOAN NOTES
PD Ports securities loan notes(1)	—	—	—	—	519,963	519,963

(1)   As part of the recapitalisation of Prime Infrastructure in November 2009, the PD Ports group was sold to Brookfield Infrastructure Limited Partnership. The PD Ports securitised loan notes in the prior year comprised of the following:

• $297.6 million (£145.0 million) “A” rated notes maturing March 2024 with a fixed coupon of 7.13%; and

• $143.7 million (£70.0 million) “BBB” rated notes maturing March 2028 with a fixed coupon of 8.24%.

21. OTHER FINANCIAL LIABILITIES

	Consolidated
	2010 $’000	2009 $’000
DERIVATIVES
Current:
Foreign currency swaps	1,336	2,660
Interest rate and inflation swaps	23	51,798
Non-current:
Foreign currency swaps	2,642	6,365
Interest rate and inflation swaps	107,142	197,004
	111,143	257,827
OTHER FINANCIAL LIABILITIES
Current:
Loan — other(1)	—	60,859
Other(2)	3,500	1,799
Non-current:
Other(2)	42,217	3,966
	45,717	66,623
	156,860	324,450
Disclosed in the Financial Statements as:
Current other financial liabilities	4,859	117,116
Non-current other financial liabilities	152,001	207,334
	156,860	324,450

(1)   This unsecured loan from an external party was repaid on 28 July 2009. As at 30 June 2009, this loan incurred a rate of interest of 9.0%.

(2)  Other financial liabilities relate to outstanding deferred settlement amounts owing to the previous minority interest holders in Euroports.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

22. PROVISIONS

	Consolidated
	2010 $’000	2009 $’000
Current:
Employee benefits	4,791	13,585
Other	1,399	2,664
Non-current:
Employee benefits	4,315	16,763
Asset retirement obligation	—	31,909
Insurance claim provision	—	1,217
Duty provision	—	15,682
Other provisions	—	1,942
Balance at 30 June 2009	10,505	83,762
Disclosed in the Financial Statements as:
Current other financial liabilities	6,190	16,249
Non-current other financial liabilities	4,315	67,513
	10,505	83,762

	Asset retirement obligation(1) $’000	Insurance provision $’000	Duty provision $’000	Other provisions $’000
Balance at 1 July 2008	29,422	1,093	10,006	8,449
Additional provisions recognised	206	141	5,676	32,723
Liability acquired as part of a business combination	1,897	—	—	2,990
Payments made in respect of provisions	—	—	—	(3,466)
Reductions arising from remeasurement	—	—	—	(1,007)
Transferred to held for sale(3)	—	—	—	(33,609)
Exchange differences	384	(17)	—	(1,474)
Balance at 30 June 2009	31,909	1,217	15,682	4,606
Additional provisions recognised	2,203	—	—	3,286
(Reductions)/increases arising from remeasurement	—	—	(324)	166
Payments made in respect of provisions	—	—	—	(2,756)
Disposals in the current Financial Year(2)	—	(1,073)	—	(1,712)
Transferred to held for sale(3)	(33,987)	—	(15,358)	(1,960)
Exchange differences	(125)	(144)	—	(231)
Balance at 30 June 2010	—	—	—	1,399

(1)   Asset retirement obligations represent the present value of future estimated costs to decommission and restore the environment of certain assets. The present value of the decommissioning costs has been determined using a risk-free discount rate. The assumed costs of decommissioning are based on current best estimates and therefore uncertainty exists as to the actual costs to be incurred. The asset retirement obligation relates to the AET&D and Cross Sound Cable entities and has been classified as held for sale as at 30 June 2010.

(2)  Disposals in the current year relate to provisions that were previously recognised within PD Ports which was sold on 20 November 2009. For further information refer to note 38.

(3)   The amounts that are transferred to held for sale represent provisions that are included within AET&D and Cross Sound Cable. For further information refer to note 38.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

23. OTHER LIABILITIES

	Consolidated
	2010 $’000	2009 $’000
Current:
Deferred income(1)	9,236	9,865
Other(2)	24,852	—
Non-current:
Deferred income(1)	152,947	204,623
Other	623	474
	187,658	214,962
Disclosed in the Financial Statements as:
Current other financial liabilities	34,088	9,865
Non-current other financial liabilities	153,570	205,097
	187,658	214,962

(1)   Deferred income relates primarily to WestNet Rail and consists of cash contributions from third parties to build or upgrade existing network capabilities.   The cash payment is recorded on receipt to deferred income and recognised as revenue over the life of the contracted track access arrangement with the contributor.

(2)   The other current liability of $24.9 million relates to Queensland Rail’s contribution to the $71.3 million total assessment for stamp duty from the Western Australia Office of State Revenue in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited. This was paid on 5 February 2010. For further information refer to notes 12 and 33.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

24. RETIREMENT BENEFIT PLANS

The Group operates four defined benefit superannuation plans for qualifying employees within its subsidiary IEG. In the prior year, PD Ports also operated three defined benefit plans. However, PD Ports was disposed of on 20 November 2009. Two minor defined benefit plans were also operated within Euroports, however, as disclosed in note 38, the partial disposal of this group has resulted in it being equity accounted. Under the plans, the employees are entitled to retirement benefits varying between 0% and 67% of final salary at retirement. No other post-retirement benefits are provided to these employees.

The defined benefit superannuation plans are funded plans. Superannuation plans compute their obligations in accordance with Accounting Standard AAS 25 ‘Financial Reporting by Superannuation Plans’ which prescribes a different measurement basis to that applied in these Financial Statements. The net surplus/ (deficit) determined in the plans’ most recent Financial Statements are as follows:

Scheme	Date of last actuary report	Assets as a percentage of liabilities	Net surplus/ deficit	Amount $’000
International Energy Group	1 Jan 2009	106%	Surplus	385
Guernsey Gas Limited	1 July 2006	166%	Surplus	4,968
Jersey Gas Company Limited	1 July 2009	70%	Deficit	(3,138)
Manx Gas Limited	6 April 2007	72%	Deficit	(2,247)

The plan actuaries have recommended that additional contributions beyond the current contribution level be made to eliminate the deficit over a 15 year period (Manx Gas) and a 10 year period (Jersey Gas).

Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates and salary increases.

Additional contributions expected to be made in 2010 for the International Energy Group have increased to 13.5% (2009: 9.3%) and the Trustees have agreed to this increase from 1 January 2010. The Jersey Gas contribution rate has increased to 15.5% (2009: 13.5%) plus $324,744 (₤184,000) per year $53,160 (2009: ₤25,900).

The principal assumptions used for the purposes of actuarial valuations were as follows:

	2010 $’000	2009 $’000
Key assumptions used (expressed as weighted averages)
Discount rate(s)	5.50	6.30
Expected return on plan assets	5.59	6.30
Expected rate(s) of salary increase	4.90	4.30

It should be noted that the prior year assumptions included PD Ports.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

24. RETIREMENT BENEFIT PLANS (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:
Current service cost	2,773	6,375
Interest cost	2,242	16,561
Expected return on plan assets	(1,868)	(19,314)
Actuarial (gains)/losses recognised in the year	—	(3,513)
Total included in employee benefit expense (continuing and discontinued operations)	3,147	109
Actuarial gains incurred during the year and recognised in the Income Statement	—	(3,513)
The amount included in the Statement of Financial Position arising from the Group’s obligation in respect of its defined benefit plans is as follows:
Present value of funded defined benefit obligations	(37,534)	(264,364)
Fair value of plan assets	35,923	237,451
	(1,611)	(26,913)
Present value of unfunded defined benefit obligations	—	—
Deficit	(1,611)	(26,913)
Net actuarial losses not recognised	3,960	61,471
Net asset arising from defined benefit obligations	2,349	34,558
Movements in the present value of the defined benefit obligations in the current period were as follows:
Opening defined benefit obligations	(264,364)	(260,851)
Current service cost	(2,773)	(6,375)
Interest cost	(2,242)	(16,561)
Contributions from plan participants	(598)	(599)
Actuarial gains	303	6,233
Liabilities extinguished on settlements	—	7
Disposal of subsidiary(1)	196,505	—
Exchange differences on foreign plans	32,014	2,393
Benefits paid	3,015	9,463
Other	606	1,926
Closing defined benefit obligation	(37,534)	(264,364)

(1)   The disposal of subsidiary relates to PD Ports which was sold on 20 November 2009.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

24. RETIREMENT BENEFIT PLANS (CONTINUED)

The expense for the year is included in the employee benefits expense in the Statement of Comprehensive Income. Of the expense for the year, $3.1 million (2009: $0.1 million) has been included in the Income Statement as employee benefit expense.

	Consolidated
	2010 $’000	2009 $’000
Movements in the present value of the plan assets in the current period were as follows:
Opening fair value of plan assets	237,451	266,997
Expected return on plan assets	1,868	19,314
Actuarial losses	(4,990)	(40,563)
Exchange differences on foreign plans	(29,023)	(880)
Contributions from the employer	1,805	1,901
Contributions from plan participants	598	2,097
Benefits paid	(3,015)	(9,102)
Disposal of subsidiary	(168,771)	—
Other	—	(2,313)
Closing fair value of plan assets	35,923	237,451

The major categories of plan assets, and the expected rate of return at the end of the reporting period for each category, are as follows:

	Expected return		Fair value of plan assets
	2010%	2009%	2010 $’000	2009 $’000
Equity instruments	—	8.2	—	87,428
Debt instruments	—	4.9	—	96,936
Property	—	6.7	—	19,335
Other assets (unitised with profits, policies and bonds)	5.6	5.6	35,923	33,752
Weighted average expected return	5.6	6.3	35,923	237,451

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected returns is based on historical return trends and analysts’ predictions of the market for the asset in the next twelve months.

The actual return on plan assets was a loss of $3.1 million (2009: $21.2 million loss).

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

24. RETIREMENT BENEFIT PLANS (CONTINUED)

The history of experience adjustments is as follows:

	Consolidated
	2010 $’000	2009 $’000	2008 $’000	2007 $’000
Fair plan of plan assets	35,923	237,451	266,997	321,329
Present value of defined benefit obligations	(37,534)	(264,364)	(260,851)	(280,333)

(Deficit)/surplus	(1,611)	(26,913)	6,146	40,996
Experience adjustments on plan liabilities — gains/(losses)	303	6,233	(538)	21,018
Experience adjustments on plan assets — (losses)/gains	(4,990)	(40,563)	(29,439)	9,921

25. CAPITALISED BORROWINGS COSTS

	Consolidated
	2010 $’000	2009 $’000
Borrowing costs capitalised during the Financial Year(1)	43	20,454
Weighted average capitalisation on funds borrowed generally	2.34%	5.58%

(1)         Capitalised borrowing costs were recognised by DBCT. During the current Financial Year as part of the recapitalisation of Prime Infrastructure, Prime Infrastructure entered into arrangements with Brookfield Infrastructure Australia Trust, such that Prime Infrastructure no longer controls DBCT. Accordingly, Prime Infrastructure accounts for its remaining 50.1% economic interest in DBCT as an equity accounted investment and no longer consolidates its share of DBCT’s borrowings. Refer note 38 for further information.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

26. ISSUED CAPITAL

	Consolidated
	2010 $’000	2009 $’000
351,776,795 fully paid ordinary Stapled Securities (2009: 2,591,766,809)	4,332,865	2,811,318

	Consolidated 2010
	Date	Number ‘000	Issue price ($) per Stapled Security	$’000
Fully paid ordinary Stapled Securities
Balance at beginning of Financial Year		2,591,767		2,811,318
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	17 Nov 2009	789	0.0371	29
Equity issued as consideration for transfer of BBI Exchangeable Preference Shares	20 Nov 2009	841,790,304	0.0003	284,838
Securities issued as part of the recapitalisation of Prime Infrastructure	20 Nov 2009	4,433,014,153	0.0003	1,500,000
Return of capital to Stapled Securityholders	25 Nov 2009			(103,671)
Consolidation of Stapled Securities (1:15,000)	25 Nov 2009	(5,277,045,236)		—
Security issue costs				(109,207)
March quarter distribution	30 Apr 2010			(26,383)
June quarter distribution	30 Jun 2010			(26,383)
Tax adjustment	30 Jun 2010			2,324
Balance at end of Financial Year		351,777		4,332,865

	Consolidated 2009
	Date	Number ‘000	Issue price ($) per Stapled Security	$ ‘000
Fully paid ordinary Stapled Securities
Balance at beginning of Financial Year		2,375,741		2,790,483
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	18 May 2009	205,219	0.098	20,194
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	20 May 2009	10,807	0.098	1,063
Equity component of PINNZ SPARCS				(422)
Balance at end of Financial Year		2,591,767		2,811,318

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Therefore, the Group does not have a limited amount of authorised capital and issued shares do not have a par value.

Ordinary Stapled Securities

Ordinary Stapled Securities entitle the holder to vote, to participate in dividends/distributions, and the proceeds on winding up the Group in proportion to the number of and amounts paid on the Stapled Securities held.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

27. RESERVES

	Consolidated
	2010 $’000	2009 $’000
Foreign currency translation reserve	(69,230)	(82,112)
Other reserve	26,159	2,124
General reserve	(27,774)	—
Hedging reserve	(106,772)	(77,622)
	(177,617)	(157,610)

	Consolidated
	2010 $’000	2009 $’000
FOREIGN CURRENCY TRANSLATION RESERVE
Balance at the beginning of the Financial Year	(82,112)	(98,619)
Gain recognised on disposal of foreign subsidiary	(15,752)	(10,192)
Transferred to equity relating to non-current assets classified as held for sale	1,673	(7,505)
Translation of foreign operations	26,024	34,204
Share of reserves of associates	937	—
	(69,230)	(82,112)

Exchange differences relating to the translation from New Zealand dollars, Great British pounds, Euros and United States dollars being the functional currency of Prime Infrastructure’s foreign controlled entities in New Zealand, United Kingdom, Channel Islands (Guernsey & Jersey), Europe and United States into Australian dollars are brought to account by entries made directly to the foreign currency translation reserve.

	Consolidated
	2010 $’000	2009 $’000
OTHER RESERVE
Balance at the beginning of the Financial Year	2,124	13,822
Recognised in the current financial year	24,035	(11,698)
	26,159	2,124

Other reserve represents the amortisation to present value of related party loans that are not currently interest bearing. The majority of these loans have been discounted using a rate of between 5.86% and 6.94%.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

27. RESERVES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
GENERAL RESERVE
Balance at the beginning of the Financial Year	—	220
Recognised in the current Financial Year	(13,601)	(701)
Transferred to equity relating to non-current assets classified as held for sale	—	481
Share of reserves of associate	(23,045)	—
Gain recognised on disposal of subsidiary	8,872	—
	(27,774)	—

The general reserve includes $40.4 million which represents Prime Infrastructure’s proportionate share of Euroports general reserve as at 30 June 2010. This reserve relates primarily to the acquisition of minority interests in Euroports. In the prior year, the Euroports business was classified as held for sale. In addition, the general reserve includes $12.6 million relating to the acquisition of minority interests in WestNet Rail that was completed in the current Financial Year.

	Consolidated
	2010 $’000	2009 $’000
HEDGING RESERVE
Balance at the beginning of the Financial Year	(77,622)	70,213
(Loss)/gain recognised:
Interest rate swaps	(23,033)	(217,998)
Share of reserves of associates	(39,135)	(9,603)
(Loss)/gain recognised on disposal of subsidiary	(28,792)	15,403
Deferred tax arising on hedges	9,938	73,043
Transferred to equity relating to non-current assets classified as held for sale	23,901	38,875
Transferred to profit or loss	27,971	(47,555)
	(106,772)	(77,622)

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss.

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the Income Statement:

	Consolidated
	2010 $’000	2009 $’000
Net hedge (loss)/gain	(27,971)	47,555

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

28. ACCUMULATED LOSSES

	Consolidated
	2010 $’000	2009 $’000
Balance at the beginning of the Financial Year	(999,366)	13,926
Net loss attributable to members of the parent entity	(959,457)	(953,899)
Distribution provided for or paid (note 30)	—	(59,393)
Balance at the end of the Financial Year	(1,958,823)	(999,366)

29. LOSS PER SECURITY

	Consolidated
	2010 cents per Security	2009 cents per Security (restated)	2009 cents per Security (as previously reported)
Basic and diluted profit/(loss) per Stapled Security:
From continuing operations	15.0	(158,770.8)	(9.5)
From discontinued operations	(463.3)	(437,135.5)	(30.2)
Total basic and diluted loss per Stapled Security	(448.3)	(595,906.3)	(39.7)

The prior year cents per Stapled Security has been restated for the impact of the consolidation of Stapled Securities as disclosed below.

The loss and weighted average number of ordinary securities used in the calculation of basic and diluted loss per security are as follows:

	Consolidated
	2010 $’000	2009 $’000
Loss attributable to ordinary Stapled security holders	(959,457)	(953,899)
Profit/(loss) from continuing operations attributable to ordinary Stapled Securityholders	32,094	(254,152)

	2010 No. ’000	2009 No. ’000
Weighted average number of ordinary Stapled Securities for the purposes of basic and diluted loss per Stapled Security	214,025	160

The weighted average number of Securities has changed significantly from the prior year due to the consolidation of Stapled Securities that took place on 25 November 2009. This consolidation of Stapled Securities following the conversion of BBI Exchangeable Preference Shares was on a 1:15,000 basis. The impact of the consolidation has been factored into the calculation of the weighted average number of ordinary Securities as if the recapitalisation had taken place at the beginning of the year.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

29. LOSS PER SECURITY (CONTINUED)

Loss used in the calculation of total basic and diluted loss per Security and basic and diluted loss per Security from continuing operations reconciles to net loss in the Income Statement as follows:

	Consolidated
	2010 $’000	2009 $’000
Net loss attributable to ordinary security holders	(959,457)	(953,899)
Loss used in the calculation of basic and diluted Earnings per Security	(959,457)	(953,899)
Adjustments to exclude loss for the year from discontinued operations	991,552	699,747
Profit/(loss) used in the calculation of basic and diluted Earnings Per Security from continuing operations	32,095	(254,152)

The Group has on issue hybrid securities in the form of SPARCS. These may be convertible to equity under specific circumstances. They have not been included in the calculation of dilutive loss per security as they have an anti-dilutive impact.

30. DISTRIBUTIONS

	2010		2009
	Cents per Security	$’000	Cents per Security	$’000
RECOGNISED AMOUNTS PER FULLY PAID STAPLED SECURITY
Paid from retained earnings:
Distribution paid 18 September 2008	—	—	2.50	59,393
		—		59,393
Paid from contributed equity:
Capital Distribution paid 25 November 2009	4.00	103,671	—	—
March quarter distribution paid 31 May 2010	7.50	26,383	—	—
June quarter distribution declared 30 June 2010	7.50	26,383	—	—
		156,437		—
		156,437		59,393

As part of the recapitalisation that Prime Infrastructure undertook on 20 November 2009, a Capital Distribution in an aggregate amount of $103.7 million ($0.04 per Security) was made to registered Securityholders as at the Capital Distribution record date (being 16 November 2009).

On 30 December 2009, Prime Infrastructure announced that it expected to commence the payment of quarterly distributions of approximately 7.5 cents per Stapled Security (i.e. annualised distributions of 30 cents per Stapled Security) with the first such distribution to be made in respect of the quarter ending 31 March 2010. The first quarter distribution was paid on 31 May 2010.

On 17 June 2010, Prime Infrastructure announced a record date of 30 June 2010 for the June quarter distribution with an expected payment date on or about 31 August 2010. This distribution has been recognised as a liability as at 30 June 2010 (refer note 19).

On 23 August 2010, Prime Infrastructure announced that the Distribution in respect of the quarter ending 30 September 2010 will be 7.5 cents per Stapled Security. The Record Date for this distribution will be 30 September 2010 and the distribution will be paid on or about 30 November 2010.

In the prior Financial Year, Prime Infrastructure paid a final distribution of 2.50 cents per Stapled Security in September 2008.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

31. PARENT ENTITY DISCLOSURES

	2010 $’000	2009 $’000
(a) FINANCIAL POSITION
Assets
Current assets	156,056	124,309
Non-current assets	1,972,918	2,461,596
Total assets	2,128,974	2,585,905
Liabilities
Current liabilities	(225,635)	(211,967)
Non-current liabilities	(2,501,312)	(2,145,708)
Total liabilities	(2,726,947)	(2,357,675)
Equity
Issued capital	163,401	44,051
Other reserves	1,341,576	1,108,757
Retained earnings	(2,102,950)	(924,578)
Total equity	(597,973)	228,230
(b) FINANCIAL PERFORMANCE
Loss for the year	(1,178,374)	(904,638)
	(1,178,374)	(904,638)
(c) SHARE CAPITAL
351,776,795 fully paid ordinary Stapled Securities (2009: 2,591,766,809)	163,401	44,051

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

31. PARENT ENTITY DISCLOSURES (CONTINUED)

	Company 2010
	Date	Number ’000	Issue price ($) per Stapled Security	$’000
(c) SHARE CAPITAL (CONTINUED)
Fully paid ordinary shares
Balance at beginning of Financial Year		2,591,767		44,051
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	17 Nov 2009	789	0.0025	2
Equity issued as consideration for transfer of BBI Exchangeable Preference Shares	20 Nov 2009	841,790,304	0.000024	19,939
Securities issued as part of the recapitalisation of Prime Infrastructure	20 Nov 2009	4,433,014,153	0.000024	105,000
Consolidation of Stapled Securities (1:15,000)	25 Nov 2009	(5,277,045,236)
Security issue costs				(7,915)
Tax adjustment				2,324
Balance at end of Financial Year		351,777		163,401

	Company 2009
	Date	Number ’000	Issue price ($) per Stapled Security	$’000
Fully paid ordinary shares
Balance at beginning of Financial Year		2,375,741		41,802
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	18 May 2009	205,219	0.010	2,136
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	20 May 2009	10,807	0.010	113
Balance at end of Financial Year		2,591,767		44,051

(d) GUARANTEES

Refer to note 33 for guarantees that relate to Prime Infrastructure Holdings Limited, the parent entity.

(e) CONTINGENT LIABILITIES

Refer to note 33 for contingent liabilities that relate to Prime Infrastructure Holdings Limited, the parent entity.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

32. COMMITMENTS FOR EXPENDITURE

	Consolidated
	2010 $’000	2009 $’000
(a) CAPITAL EXPENDITURE COMMITMENTS
Plant and equipment
Not longer than one year	884	11,461
Longer than one year and not longer than five years	—	—
Longer than five years	—	—
	884	11,461
Intangible assets
Not longer than one year	—	31,204
Longer than one year and not longer than five years	—	—
Longer than five years	—	—
	—	31,204
Acquisition of minority interests
Not longer than one year	—	130,400
Longer than one year and not longer than five years	—	—
Longer than five years	—	—
	—	130,400
Share of associates’ capital expenditure commitments
Not longer than one year	25,473	88,451
Longer than one year and not longer than five years	1,405	39,900
Longer than five years	—	—
	26,878	128,351
(b) OTHER EXPENDITURE COMMITMENTS
Network systems and information technology
Not longer than one year	14,834	18,381
Longer than one year and not longer than five years	67,058	22,200
Longer than five years	11,693	8,809
	93,585	49,390
Other commitments — maintenance contracts
Not longer than one year	2,122	374
Longer than one year and not longer than five years	6,672	703
Longer than five years	3,273	—
	12,067	1,077

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

32. COMMITMENTS FOR EXPENDITURE (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
Management charges payable under the Babcock & Brown Infrastructure Management Agreement(1)
Not longer than one year	—	7,900
Longer than one year and not longer than five years	—	31,600
Longer than five years	—	126,400
	—	165,900
Share of associates’ other expenditure commitments
Not longer than one year	10,135	22,094
Longer than one year and not longer than five years	983	44,350
Longer than five years	—	26,157
	11,118	92,601

(1)         As at 30 June 2009, Prime Infrastructure was a managed fund of Babcock & Brown Infrastructure Limited. As announced on 26 August 2009, Prime Infrastructure agreed terms of separation with Babcock & Brown and the internalisation of its management. As a result of this internalisation, no future management charges are payable as at 30 June 2010.

(c) LEASE COMMITMENTS

Finance lease liabilities and non-cancellable operating lease commitments are disclosed in note 34 to the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

33. CONTINGENT LIABILITIES

	Consolidated
	2010 $’000	2009 $’000
Contingent liabilities:
Responsible entity incentive fee for the year ended 30 June 2005(1)	—	7,106
Disputes with taxation authorities(2)	—	145,300
Dispute with the Office of State Revenue(3)	46,493	—
Letters of credit(4)	—	13,552
Bank and other guarantees(5)	23,211	45,547
Acquisition earn-outs(6)	4,926	8,694
Claim by contractor(7)	—	26,800
Claim by Customs and Excise(8)	—	4,347
Other	185	—
Contingent assets:
Claim by contractor(7)	—	26,800
Acquisition earn-outs(6)	4,926	8,694
Insurance/litigation proceeds in respect of incident at DBCT(9)	—	11,766
Letters of credit(3)	—	823
DBCT revenue(10)	7,784	8,636
Other	282	328

(1)         Previously, pursuant to the governing documents of the Group and the Management Agreements, Prime Infrastructure may have become liable for the payment of the third installment of the Responsible Entity Incentive Fee calculated for the year ended 2005. With the termination of the Management Agreement, Prime Infrastructure is no longer potentially liable to incur this liability.

(2)         Prime Infrastructure operates in many countries, each with separate taxation authorities and differing regulations which results in significant complexity. Prime Infrastructure is involved in discussions with taxation authorities in numerous jurisdictions at any given time.  In the prior year, Prime Infrastructure was involved in a dispute with the Australian Taxation Office (ATO) and had recognised a contingent liability of $145.3 million. The dispute with the ATO involved the deductibility of certain payments made in relation to the long term lease of DBCT.  On 20 August 2010, Prime Infrastructure and the ATO agreed to a settlement of the issues in dispute. This agreement resulted in the refund of $38.4 million of the deposit paid by Prime Infrastructure plus interest estimated at $4.6 million and the loss of $37.8 million of deferred tax assets for tax losses previously recognised, together with an agreed retrospective and prospective tax treatment of the items that were in dispute. As a result of this settlement, the dispute is no longer recognised as a contingent liability.

(3)         On 6 January 2010, WestNet Rail Holdings Pty Limited, a wholly-owned subsidiary of the Company received an assessment notice from the Western Australian Office of State Revenue in the amount of $71.3 million, being stamp duty assessed in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited. Prime Infrastructure believes the assessment is incorrect at law and intends to vigorously challenge it. Notwithstanding Prime Infrastructure’s objection to the assessment, payment of $46.4 million (being Prime Infrastructure’s share) was made on 5 February 2010 in accordance with the assessment.  WestNet WA Rail Pty Limited, the immediate parent of WestNet Rail Holdings No.1 Pty Limited, and also wholly owned by the Company, exercised its contractual rights of indemnity against Queensland Rail as acquirer of the above rail ARG Group business in 2006 to recover approximately $24.9 million and to use that amount to partially fund the potential liability of WestNet Rail Holdings No.1 Pty Limited under the assessment. Accordingly, if it is ultimately determined that WestNet Rail Holdings No.1 Pty Limited is liable for the stamp duty, the net duty required to be funded by the Company would be $46.4 million. This amount has been included above as a contingent liability.

(4)         As at 30 June 2010, no letters of credit were provided by entities within the Group’s continuing operations (2009: $13.6 million). Cross Sound Cable, a business held for sale by Prime has provided letters of credit of $7.0 million as at 30 June 2010.   The Group has received letters of credit totaling $0.4 million (2009: $0.8 million).

(5)         As at 30 June 2010, the Group, including its associates, had bank and customs guarantees outstanding to third parties totaling $23.2 million (2009: $45.5 million). These guarantees are supported by cash on deposit with banks.

(6)         An acquisition earn-out is payable to the vendor of Rauma Stevedoring in the situation where Euroports Finland receives a binding option right to operate in a proposed new container terminal in Europe for between 15 and 30 years. The amount payable would be $7.5 million (2009: $8.7 million. The movement between 2009 and 2010 is related to movements in foreign exchange) and would be recognised as an asset. Prime’s proportionate share of this is $4.9 million (2009: $5.7 million. The movement between 2009 and 2010 is related to movements in foreign exchange).

(7)         A contractor was engaged by DBCT Management Pty Limited to perform marine works and mechanical, structural and electrical work for the offshore outloading component of the 7X Expansion Project at DBCT. The contractor claimed additional amounts were owed under its contract, which was disputed by DBCT Management Pty Limited. During the current Financial Year, a full and final settlement was agreed and therefore no contingent asset or liability exists at 30 June 2010.

(8)         A claim was received by the Ministry of Finance/Regional Director of Customs and Excise (Antwerp, Belgium) against two subsidiaries of Euroports Belgium, being Westerlund Distribution NV and Westerlund Corporation NV for allegedly failing to pay customs duties and excise due on goods in 2004. During the current Financial Year, a full and final settlement was agreed with the Customs and Excise and therefore no contingent liability exists at 30 June 2010.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

33. CONTINGENT LIABILITIES (CONTINUED)

(9)         On 15 February 2004, one of the dedicated reclaiming machines (RL1) at DBCT collapsed due to failure of a weld. DBCT Management Pty Limited and Prime Infrastructure both had material damage and business interruption insurance in place. During the current Financial Year, this claim was fully settled by the insurers and therefore no contingent asset exists at 30 June 2010.

(10)  DBCT is entitled to commence earning revenue on its expansion of DBCT from the first day of the month following commissioning of an expansion. DBCT is currently invoicing its customers on the basis of an Annual Revenue Requirement (ARR) approved by the QCA based on forecast costs and forecast economic parameters. Once the total costs for each phase of the project have been finalised, which based on current estimates will exceed the approved forecast costs, these will be submitted to the QCA which, if approved, would result in a catch up of revenue being due to DBCT. This revenue would be backdated to the first day of the month following commissioning. The amount due, should all costs be approved, has been calculated as $15.5 million as at 30 June 2010. Prime Infrastructure has disclosed $7.8 million as a contingent asset as at 30 June 2010 being its 50.1% proportionate share.

(11)  Tas Gas Networks Pty Limited has entered into a Deed of Settlement with the Tasmanian Government indemnifying the Government against any losses or damages on the constructed gas network for a period of 10 years. The extent to which an outflow or cash will be required cannot be determined in relation to this indemnity.

(12)  On 31 August 2007, Prime Infrastructure was part of a consortium that acquired the Alinta Limited business. As part of this transaction, Prime Infrastructure is party to the Amended Umbrella Agreement (amended 30 August 2007) and Participation Deed. The interaction of these two agreements is that Prime Infrastructure is responsible in its proportionate percentage for any unallocated liabilities which do not relate specifically to a consortium business. Any known liabilities in relation to unallocated liabilities have been recognised as at 30 June 2010.

(13)  Prior to Prime Infrastructure’s acquisition of certain Alinta Limited businesses in 2007, Alinta Limited and Alinta 2000 Limited agreed to guarantee the obligations of various companies within the Alinta group. Following the Scheme of Arrangement under which a consortium including Prime Infrastructure acquired the Alinta businesses, Prime Infrastructure acquired the guaranteeing entities, while some of the subsidiaries being guaranteed were acquired by Alinta Energy Limited (formerly Babcock & Brown Power).

Whilst Alinta Limited and Alinta 2000 Limited are guaranteeing obligations of an Alinta Energy subsidiary, as part of the consortium arrangements relating to the acquisition of Alinta Limited, Alinta Energy has agreed to indemnify Prime Infrastructure against, among other things all losses sustained to the extent that such losses relate to Alinta Energy’s assets. Accordingly, to the extent that Prime Infrastructure sustains any losses pursuant to the guarantee, Alinta Energy has agreed to indemnify Prime Infrastructure for such loss.

(14)  An associate of Prime Infrastructure has established an environmental provision of $2.3 million at 30 June 2010 (30 June 2009: $1.1 million) to address remediation issues with four projects. The associate is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal and other environmental matters. After consideration of provisions established, Prime Infrastructure believes that costs for environmental remediation and ongoing compliance with these laws will not have a material adverse impact on the Group.

However, there can be no assurances that future events, such as changes in existing laws, new laws or the development of new facts or conditions will not cause significant costs to be incurred.

(15)  The Group is defendant in various lawsuits arising from the day-to-day operations of its businesses. Although no assurance can be given, the Directors believe, based on experience to date, that the ultimate resolution of such matters will not have a material adverse impact on the Prime Infrastructure business, cash flows, financial position or results of operations.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

34. LEASES

DISCLOSURE FOR LESSEES

Finance leases

Leasing arrangements

Finance leases relate to equipment and motor vehicles with a lease term of between one and five years held by Euroports and PD Ports. The Group has options to purchase the equipment and motor vehicles for a nominal amount at the conclusion of the lease agreements.

	Minimum future lease payments		Present value of minimum future lease payments
	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Not later than one year	—	1,256	—	788
Later than one year and not later than five years	—	4,331	—	3,395
Later than five years	—	1,217	—	749
Minimum lease payments(1)	—	6,804	—	4,932
Less future finance charges	—	(1,872)	—	—
Present value of minimum lease payments	—	4,932	—	4,932
Disclosed in the Financial Statements as:
Current borrowings (note 20)			—	788
Non-current borrowings (note 20)			—	4,144
			—	4,932

(1)         Minimum future lease payments include the aggregate of all lease payments and any guaranteed residual.

Operating leases

Leasing arrangements

Operating leases consist of rental of office space with varying lease terms, motor vehicles and miscellaneous office equipment. All office space rentals include market review clauses and options to renew. The Group does not have an option to purchase the leased assets at the expiry of the lease periods.

	Consolidated
	2010 $’000	2009 $’000
Non-cancellable operating lease payments
Not longer than one year	2,075	12,827
Longer than one year and not longer than five years	8,436	45,144
Longer than five years	19,178	204,927
	29,689	262,918
Share of associates’ operating lease commitments
Non-cancellable operating lease payments
Not longer than one year	13,552	1,182
Longer than one year and not longer than five years	46,795	3,486
Longer than five years	199,571	7,773
	259,918	12,441

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

34. LEASES (CONTINUED)

DISCLOSURE FOR LESSEES (CONTINUED)

Operating leases (continued)

Leasing arrangements (continued)

In respect of non-cancellable operating leases, the following liabilities have been recognised:

	Consolidated
	2010 $’000	2009 $’000
Lease incentives
Current	—	538
Non-current	623	3,290
	623	3,828

In the prior year, PD Ports which was sold in the current Financial Year had operating lease revenue relating to investment properties. A number of the rental contracts included options for renewal and market review clauses. The lesses do not have an option to purchase the properties at the expiry of the lease periods.

	Consolidated
	2010 $’000	2009 $’000
Non-cancellable operating lease receivables
Not longer than one year	—	14,682
Longer than one year and not longer than five years	—	51,112
Longer than five years	—	273,081
	—	338,875
Share of associates’ operating lease receivables
Not longer than one year	2,006	—
Longer than one year and not longer than five years	4,837	—
Longer than five years	4,163	—
	11,006	—

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

35. SUBSIDIARIES

		Ownership interest
Name of entity	Country of incorporation	2010%	2009%
Parent entity:
Prime Infrastructure Holdings Limited(10) (formerly Babcock & Brown Infrastructure Limited)	Australia
Subsidiaries:
Prime Infrastructure Trust (formerly Babcock & Brown Infrastructure Trust)	Australia	100	100
Prime Infrastructure Trust 2 (formerly BBI SPARCS Trust)	Australia	100	100
Prime Infrastructure Employment Pty Limited(10)	Australia	100	100
Prime BFK Trust(1), (10)	Australia	100	—
ARL2B Partnership(1),	Australia	100	—
BBI Energy Trust	Australia	100	100
Prime NGPL Trust (formerly BBI NGPL Trust)	Australia	100	100
Prime TC Holdings Pty Limited (formerly Pipecat Holdings Pty Limited) (10)	Australia	100	100
Prime Infrastructure Finance Pty Limited (formerly BBI Finance Pty Limited) (10)	Australia	100	100
Prime Energy Partnership Pty Limited (formerly BBI Energy Partnership Pty Limited) (10)	Australia	100	100
Prime Energy (Redbank) Pty Limited (formerly BBI Energy (Redbank) Pty Limited) (10)	Australia	100	100
Prime Energy (Wind) Pty Limited (formerly BBI Energy (Wind) Pty Limited) (10)	Australia	100	100
Australian Company Number 108 247 123 Pty Limited(10)	Australia	100	100
Australian Company Number 108 247 098 Pty Limited(10)	Australia	100	100
DBCT Management Pty Limited(2), (10)	Australia	100	100
DBCT Finance Pty Limited(2), (10)	Australia	100	100
DBCT Trust(2)	Australia	100	100
DBCT Investor Services Pty Limited(2), (10)	Australia	100	100
Prime Networks (Australia) Pty Limited (formerly BBI Networks (Australia) Pty Limited) (10)	Australia	100	100
Prime Networks (Australia) No.2 Pty Limited (formerly BBI Networks (Australia) No.2 Pty Limited) (10)	Australia	100	100
Prime Infrastructure Networks (New Zealand) Limited (formerly BBI Networks (New Zealand) Limited)	New Zealand	100	100
Prime Infrastructure Networks (New Zealand) No.2 Limited (formerly BBI Networks (New Zealand) No.2 Limited)	New Zealand	100	100
Prime Infrastructure Networks (New Zealand) No.3 Limited (formerly BBI Networks (New Zealand) No.3 Limited)	New Zealand	100	100
Tas Gas Holdings Pty Limited (formerly BBI PAG Pty Limited) (10)	Australia	100	100
Prime TGN Pty Limited (formerly BBI TGN Pty Limited) (10)	Australia	100	100
BBI PES Pty Limited(10)	Australia	100	100
Tas Gas Retail Pty Limited(10)	Australia	100	100
Tas Gas Networks Pty Limited(10)	Australia	100	100
Prime IEG Australia Holdings Pty Limited (formerly BBI IEG Australia Holdings Pty Limited) (10)	Australia	100	100
Prime IEG Australia No.1 Pty Limited (formerly BBI IEG Australia No.1 Pty Limited) (10)	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

35. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	2010%	2009%
Prime IEG Australia No.2 Pty Limited (formerly BBI IEG Australia No.2 Pty Limited) (10)	Australia	100	100
IEG Infrastructure Limited (formerly BBI Networks (UK) No.1 Limited)	United Kingdom	100	100
IEG Finance Limited (formerly BBI Networks (UK) No.2 Limited)	United Kingdom	100	100
IEG Guernsey Limited (formerly BBI (Guernsey) Limited)	Guernsey	100	100
International Energy Group Limited (formerly BBI (Channel Islands) Holdings Limited)	Guernsey	100	100
Channel Islands Gas Group Limited	Guernsey	100	100
Guernsey Gas Limited	Guernsey	100	100
Jersey Gas Company Limited	Jersey	100	100
Kosangas (Guernsey) Limited	Guernsey	100	100
Kosangas (Jersey) Limited	Jersey	100	100
Manx Gas Limited	Isle of Man	100	100
The Gas Supply Company Limited	Guernsey	100	100
The Gas Transportation Company Limited	Guernsey	100	100
GTC Pipelines Limited	United Kingdom	100	100
GTC Utility Construction Limited	United Kingdom	100	100
Utility Grid Installations Limited	United Kingdom	100	100
GPL Investments Limited	United Kingdom	100	100
The Electricity Network Company Limited	United Kingdom	100	100
Power On Connections Limited	United Kingdom	100	100
Power On Investments Limited	United Kingdom	100	100
Prime Port Holdings Pty Limited (formerly BBI Port Holdings Pty Limited) (10)	Australia	100	100
Prime Finance UK Limited (formerly BBI Finance UK Limited)	United Kingdom	100	100
BBI Port Acquisitions (UK) Limited(3)	United Kingdom	—	100
PD Ports Limited(3)	United Kingdom	—	100
PD Ports Group Limited(3)	United Kingdom	—	100
PD Portco Limited(3)	United Kingdom	—	100
PD Teesport Limited(3)	United Kingdom	—	100
PD Group Management Limited(3)	United Kingdom	—	100
PD Port Services Limited(3)	United Kingdom	—	100
PD Logistics Limited(3)	United Kingdom	—	100
Tees & Hartlepool Pilotage Limited(3)	United Kingdom	—	100
THPA Group Services Limited(3)	United Kingdom	—	100
THPA Finance Limited(3)	Cayman Islands	—	100
Ports Holdings Limited(3)	United Kingdom	—	100
PD Ports Hull Limited(3)	United Kingdom	—	100
PD Freight Management Limited(3)	United Kingdom	—	100
PD Shipping & Inspection Services Limited(3)	United Kingdom	—	100
PD Ports Properties Limited(3)	United Kingdom	—	100
Prime CSC Holdings Pty Limited (formerly BBI CSC Holdings Pty Limited) (10)	Australia	100	100
CSCC US Holdings LLC (formerly BBI US Holdings LLC)(4)	United States of America	100	100

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

35. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	2010%	2009%
CSCC Holdings LLC (formerly BBI CSC Holdings LLC)(4)	United States of America	100	100
CSCC LLC (formerly BBI CSC LLC)(4)	United States of America	100	100
CSC Operations LLC(4)	United States of America	100	100
Cross-Sound Cable Company LLC(4)	United States of America	100	100
Cross-Sound Cable Company (New York) LLC(4)	United States of America	100	100
CSCC TBC Holdings LLC (formerly BBI TBC Holdings LLC)(4)	United States of America	100	100
CSCC TBC LLC (formerly BBI TBC LLC)(4)	United States of America	100	100
TBC Operations LLC(4)	United States of America	100	100
Prime Rail Holdings Pty Limited (formerly BBI Rail Holdings Pty Limited) (10)	Australia	100	100
Babcock & Brown WA Rail Trust(10)	Australia	100	96
Prime WA Rail TC Pty Limited (formerly Babcock & Brown WA Rail Holdings Pty Limited)(5), (10)	Australia	100	—
Prime MI TC Pty Limited(5)	Australia	100	—
MI Trust(6), (10)	Australia	100	96
WestNet WA Rail Pty Limited (formerly Babcock & Brown WA Rail Pty Limited)(6)	Australia	100	96
WestNet Rail Holdings No.1 Pty Limited(6), (10)	Australia	100	96
WestNet Rail Holdings No.2 Pty Limited(6), (10)	Australia	100	96
WestNet Rail Employment Pty Limited(6), (10)	Australia	100	96
WestNet Rail Pty Limited(6), (10)	Australia	100	96
WestNet Rail NarrowGauge Pty Limited(6), (10)	Australia	100	96
WestNet Rail StandardGauge Pty Limited(6), (10)	Australia	100	96
Prime US Holdings Pty Limited (formerly BBI US Holdings Pty Limited) (10)	Australia	100	100
BBI US Holdings II Corp.(7)	United States of America	—	100
Prime GP (Aust) Holdings I Pty Limited (formerly BBI GP (Aust) Holdings I Pty Limited) (10)	Australia	100	100
Prime GP (Aust) Holdings II Pty Limited (formerly BBI GP (Aust) Holdings II Pty Limited) (10)	Australia	100	100
Prime GP (Aust) Pty Limited (formerly BBI GP (Aust) Pty Limited) (10)	Australia	100	100
Prime US Investments Pty Limited (formerly BBI US Investments Pty Limited) (10)	Australia	100	100
ACN 134 741 567 Pty Limited (formerly Prime Infrastructure Holdings Pty Limited) (10)	Australia	100	100
Prime Europe Holdings Pty Limited (formerly BBI Europe Holdings Pty Limited) (10)	Australia	100	100
Prime Infrastructure Europe Holdings (Malta I) Limited (formerly BBI Europe Holdings (Malta I) Limited)	Malta	100	100
Prime Infrastructure Europe Holdings (Malta II) Limited (formerly BBI Europe Holdings (Malta II) Limited)	Malta	100	100
Euroports Holdings S.à.r.l(8)	Luxembourg	66.1	100
Euroports Port Acquisitions Luxembourg S.à.r.l (formerly BBI Port Acquisitions Luxembourg S.à.r.l)(8),(9)	Luxembourg	66.1	51
Euroports Benelux S.A. (formerly Benelux Port Holdings S.A)(8),(9)	Luxembourg	66.1	75
BBI Spain Port Holdings S.L(8)	Spain	66.1	100
Babcock & Brown Warehouse Italy S.p.A(8)	Italy	66.1	100

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

35. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	2010%	2009%
Euroports Containers Meerhout NV (formerly Water Container Transport NV)(8),(9)	Belgium	66.1	51
Stecy NV(8),(9)	Belgium	66.1	51
Euroports TPS Port Spain S.L (formerly BBIPAL TPS Port Spain S.L)(8),(9)	Spain	66.1	51
Wickla Management SA (Soparfi) Lux(8),(9)	Luxembourg	66.1	75
Euroports Belgium NV (formerly Manuport Group NV)(8),(9)	Belgium	66.1	75
Manuport Logistics NV(8),(9)	Belgium	66.1	75
Manuport Services NV(8),(9)	Belgium	66.1	75
Euroports Terminals Ghent NV (formerly Manuport Gent NV)(8),(9)	Belgium	66.1	75
Euroports Storage Antwerp NV (formerly Manuport Storage Antwerpen) NV(8),(9)	Belgium	66.1	75
Euroports Containers 524 NV (formerly Manuport Container Terminal NV)(8),(9)	Belgium	60	68.1
CTB Magemon(8),(9)	Belgium	49.5	56.3
BBI Italian Port Holdings S.r.l(8)	Italy	66.1	100
Estate S.p.A (formerly TRI (Estate) S.p.A)(8)	Italy	52.7	79.9
Terminal Rinfuse Italia S.p.A(8)	Italy	52.7	79.9
Terminal Rinfuse Marghera S.p.A(8)	Italy	52.7	79.9
Euroports Finland Oy	Finland	66.1	100
Oy Rauma Stevedoring Limited(8)	Finland	66.1	100
Oy Botnia Shipping Ab(8)	Finland	66.1	100
Oy Timberpak Ab(8)	Finland	50	75
SHRU Holdings GmbH & Co KG(8)	Germany	33	50
SHRU Holdings Verwaltungs GmbH(8)	Germany	33	50
BPH Westerlund Holdings NV(8),(9)	Belgium	66.1	75
Westerlund Group NV(8),(9)	Belgium	66.1	75
Euroports Terminals Leftbank NV (formerly Westerlund Corporation NV)(8),(9)	Belgium	66.1	75
Westerlund Distribution NV(8),(9)	Belgium	66.1	75
Westerlund Bulk Terminals NV(8),(9)	Belgium	66.1	75
Westerlund Stevedoring NV(8),(9)	Belgium	66.1	75
Finnwest NV(5),(8)	Belgium	66.1	—
Euroports France SAS (formerly Westerlund France SAS)(8),(9)	France	66.1	75
Euroports Terminaux France SAS (formerly Westerlund Terminal France SAS)(8),(9)	France	66.1	75
Changsu Westerlund Warehousing Co, Ltd(8),(9)	China	50	56.3
Prime AET&D Holdings No.1 Pty Limited (formerly BBI EPS Limited)	Australia	100	100
Prime AET&D Holdings No.2 Pty Limited (formerly BBI EPS Cat Pty Limited)	Australia	100	100
Prime AET&D Holdings No.3 Pty Limited (formerly BBI Pipe Cat Pty Limited)(4)	Australia	100	100
Prime AET&D Holdings No.4 Pty Limited (formerly BB Space Cat Holdings Pty Limited)(4)	Australia	100	100
Prime WestNet Holdings Pty Limited (formerly ES & L Pty Limited)(4)	Australia	100	100

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

35. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	2010%	2009%
WestNet WA Infrastructure Holdings Limited(4)	Australia	100	100
WestNet Infrastructure Group Limited(4)	Australia	100	100
Tasmanian Gas Pipeline Pty Limited (formerly BBI TGP Pty Limited)(4)	Australia	100	100
WestNet Energy Pty Limited(4)	Australia	100	100
WNG Finance Pty Limited (formerly Alinta Finance Pty Limited)(4)	Australia	100	100
Alinta DBNGP Pty Limited(4)	Australia	100	100
WA Network Holdings Pty Limited(4)	Australia	74.1	74.1
WA Gas Networks Pty Limited(4)	Australia	74.1	74.1
ANetworks Pty Limited(4)	Australia	100	100
WestNet Energy Services Pty Limited(4)	Australia	100	100
WestNet Energy AET&D Holdings No.1 Pty Limited(4)	Australia	100	100
WestNet Energy AET&D Holdings No.2 Pty Limited(4)	Australia	100	100

(1)          This entity was established during the current Financial Year.

(2)          As part of the recapitalisation of Prime Infrastructure that was completed on 20 November 2009, Prime Infrastructure no longer controls DBCT and accounts for its 50.1% economic interest as an equity accounted investment.

(3)          Prime Infrastructure sold its investment in the PD Ports’ group of companies on 20 November 2009.

(4)          As part of the recapitalisation of Prime Infrastructure that was completed on 20 November 2009, the AET&D group and Cross Sound Cable were classified as held for sale.

(5)          This company was acquired during the Financial Year.

(6)          As part of the recapitalisation of Prime Infrastructure that was undertaken in November 2009, Prime Infrastructure Rail Holdings acquired the remaining 4% of the WestNet Rail group.

(7)          This company was wound up on 19 April 2010.

(8)          As disclosed in note 38, on 28 July 2009 Prime Infrastructure had agreed revised terms to the Share Subscription Agreement which resulted in the partial disposal of its investment in Euroports. As a result of the Shareholders Agreement in place, Prime Infrastructure no longer has control of the Euroports group and therefore equity accounts its investment in Euroports.

(9)          During the year the minority interests in this company were acquired.

(10)    These companies are members of the Prime Infrastructure Holdings Limited tax-consolidated group.  Prime Infrastructure Holdings Limited is the head entity in the tax-consolidated group.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

36. ACQUISITION OF BUSINESSES

Name of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired (%)	Cost of acquisition $’000
2010:
Nil
2009:
CTB Magemon(1)	Port and logistic operations	30 June 2008	100	1,420
Alinta 2000 Limited(1)	Gas distribution, asset operation and asset maintenance	31 August 2007	100	(835)
Oy Rauma Stevedoring Limited & Botnia Shipping Ab(1)	Port operations	11 October 2007	100	(270)
SHRU GmbH(1)	Port operations	22 November 2007	50	(386)
Westerlund Group NV(1)	Port operations	20 December 2007	100	1,939
Other miscellaneous acquisitions	Various	Various	Various	1,727
				3,595

(1)   Adjustment to purchase price provisionally recorded in 2008.

EUROPORTS ACQUISITION

During the Financial Year ended 30 June 2008, Prime Infrastructure undertook a number of acquisitions in the European port sector. In accordance with AASB 3 ‘Business Combinations’, the acquisitions were only accounted for provisionally at 30 June 2008 and additional costs were incurred and various fair value adjustments were recognised in 2009. This resulted in a decrease in goodwill of $49.1 million.

ALINTA 2000 LIMITED ACQUISITION

On 31 August 2007, Prime Infrastructure, through Prime WestNet Holdings Pty Limited (formerly ES&L Pty Limited), acquired five businesses that were previously owned by Alinta. These businesses included:

•    Western Australia operations and maintenance business (100%)

•    Tasmanian Gas Pipeline (100%)

•    WA Gas Networks (74.1%)

•    Dampier to Bunbury Natural Gas Pipeline (up to 20%)

•    Multinet Gas Network (20.1%)

In accordance with AASB 3 ‘Business Combinations’, the acquisition was only accounted for provisionally at 30 June 2008 and additional costs have been incurred and various fair value adjustments have been recognised in 2009. This has resulted in an increase in goodwill of $56.3 million.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

37. SEGMENT INFORMATION

The Group has adopted ‘AASB 8 Operating Segments’ and ‘AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8’ with effect from 1 July 2009. AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Executive Management and the Board of Directors in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (AASB 114 Segment Reporting) required an entity to identify two sets of segments (business and geographical). As a result, following the adoption of AASB 8, the identification of the Group’s reportable segments has changed.

In prior years, segment information reported externally was based on Transport Infrastructure and Energy, Transmission & Distribution. However, information reported by Prime Infrastructure’s Executive Management to Prime Infrastructure’s Board of Directors and internally, for the purposes of resource allocation and assessment of performance, is more specifically focused on the individual assets within the following sectors:

•    Utilities — businesses which earn a regulated return on a regulated or notionally stipulated asset base;

•    Fee for Service — businesses which have open access systems, which can be regulated via the imposition of price ceilings and floors, or are unregulated; and

•    Corporate and assets held for sale.

Prime Infrastructure’s assets are categorised as follows:

Utilities		Fee for Service		Corporate and held for sale
Asset	Currency	Asset	Currency	Asset	Currency
DBCT(1)	AUD	WestNet Rail	AUD	Corporate	AUD
Powerco	NZD	Euroports(1)	EUR	AET&D(2)	AUD
IEG Connections(3)	GBP	NGPL	USD	Cross Sound Cable(2)	USD
		IEG Distribution(3)	GBP	PD Ports (disposed 20 November 2009)	GBP
		Tas Gas Networks	AUD	Gascan (disposed 18 May 2009)	EUR

(1)   On 20 November 2009, arrangements were entered into whereby Brookfield Infrastructure Australia Trust obtained an economic interest of 49.9% in DBCT. Prime Infrastructure also disposed of 33.89% of the economic interest in Euroports on 28 July 2009. As Prime Infrastructure no longer controls these assets they are equity accounted. The results of these assets have been included within discontinued operations up until the point their respective transactions occurred.

(2)   The Australian Energy Transmission & Distribution and Cross Sound Cable businesses were classified as held for sale from 20 November 2009.

(3)   IEG’s operations comprise both a Utility component, being its gas and electricity distribution business located in the United Kingdom, and Fee for Service component, comprising the Channel Islands distribution business and Power On Connections business.

Information regarding these segments is presented in the following tables. For Prime Infrastructure’s equity accounted investments, amounts reported represent Prime Infrastructure’s proportionate interest. The amounts reported will not necessarily be the same reported as measured in accordance with Accounting Standards.

Amounts reported for the prior year have been restated to conform to the requirements of AASB 8. The accounting policies of the new reportable segments are the same as the Group’s accounting policies.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

37. SEGMENT INFORMATION (CONTINUED)

The following is an analysis of the Group’s proportional revenue by reportable operating segment:

	Prime’s Interest	2010 FC’000	2010 $’000	2009 FC’000	2009 $’000
Revenue — Utilities
Dalrymple Bay Coal Terminal(1),(3)	50.1%	248,398	248,398	265,236	265,236
Powerco(3)	42%	152,291	121,480	294,157	244,695
IEG Connections	100%	33,493	59,969	29,629	64,208
Total Revenue - Utilities			429,847		574,139
Revenue — Fee for Service
WestNet Rail	100%	223,083	223,083	210,685	210,685
Euroports(2), (3)	66.1%	342,407	540,611	401,759	743,768
Natural Gas Pipeline Company of America(3)	26.4%	217,557	246,625	243,937	326,250
IEG Distribution	100%	60,802	107,023	64,230	139,338
Tas Gas Networks	100%	22,607	22,607	18,724	18,724
Total Revenue — Fee for Service			1,139,949		1,438,765
Revenue — Corporate and assets held for sale
Australian Energy, Transmission & Distribution	100%	220,962	220,962	273,665	273,665
Cross Sound Cable	100%	22,531	25,564	22,215	30,259
PD Ports(4)	—	49,360	93,606	121,567	264,090
Gascan(5)	—	—	—	13,062	28,925
Corporate and eliminations(6),(7)	100%	(5,029)	(5,029)	2,360	2,360
Total Revenue — Corporate and assets held for sale			335,103		599,299
Total reportable segment revenue			1,904,899		2,612,203
Add: investment revenue			103,811		111,800
Less: revenue of non-controlled assets			(940,594)		(152,157)
Less: revenue of discontinued operations			(541,248)		(1,989,435)
Less: items classified as other income			(27,637)		(49,387)
Revenue from continuing operations			499,231		533,024

(1)   Prime Infrastructure’s economic interest reduced from 100% to 50.1% on 20 November 2009.

(2)   Prime Infrastructure’s equity interest declined from 100% to 66.1% on 28 July 2009.

(3)   The revenue and EBITDA shown for these assets represents Prime’s proportionate share of revenue and EBITDA for the year ended 30 June 2010. Whilst Prime Infrastructure equity accounts these businesses, the Executive Management and Board of Directors monitor the performance of these assets based on Prime Infrastructure’s proportionate share of reported results.  In the current year, the results for Euroports represent 100% of its results up to 28 July 2009, after which date Prime Infrastructure sold 33.9% of its investment.  In the prior year, the results disclosed for Powerco represent 100% of its results upto 28 February 2009 from which date Prime disposed of 58% of its equity interest.

(4)   PD Ports was sold on 20 November 2009.

(5)   Gascan was sold on 18 May 2009.

(6)   Included within Corporate is a non-cash gain of $392.5 million relating to the conversion of BBI Exchangeable Preference Shares into Prime Infrastructure Stapled Securities, which occurred on 20 November 2009.

(7)   Consists of unallocated revenue and eliminations of inter-segment revenue.

The Group’s measure of profit or loss of its reportable operating segments is its proportionate interest of their EBITDA. The following is an analysis of Prime’s proportionate interest in EBITDA by reportable operating segment for the years 2010 and 2009:

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

37. SEGMENT INFORMATION (CONTINUED)

	Prime’s Interest	2010 FC’000	2010 $’000	2009 FC’000	2009 $’000
EBITDA — Utilities
Dalrymple Bay Coal Terminal(1)	50.1%	154,249	154,249	153,696	153,696
Powerco	42%	90,612	72,314	176,676	147,400
IEG Connections	100%	24,325	43,554	20,677	44,808
Total EBITDA — Utilities			270,117		345,904
EBITDA — Fee for Service
WestNet Rail	100%	109,777	109,777	103,631	103,631
Euroports(2)	66.1%	50,397	80,222	50,928	94,210
Natural Gas Pipeline Company of America	26.4%	161,468	183,078	179,224	239,705
IEG Distribution	100%	11,456	19,518	13,170	28,352
TasGas Networks	100%	6,624	6,624	2,975	2,975
Total EBITDA — Fee for Service			399,219		468,873
EBITDA — Corporate and assets held for sale
Australian Energy, Transmission & Distribution	100%	114,637	114,637	74,173	74,173
Cross Sound Cable	100%	16,094	18,276	15,918	21,570
PD Ports(3)	—	16,451	31,072	32,606	71,403
Gascan(4)	—	—	—	6,032	13,159
Corporate	100%	(43,564)	(43,564)	(29,468)	(29,468)
Total EBITDA — Corporate and assets held for sale			120,421		150,837
Total reportable segment EBITDA			789,757		965,614
Less: EBITDA of non-controlled assets			(559,007)		(231,765)
Less: net finance expense			(225,668)		(569,889)
Less: depreciation, amortisation and impairment expenses			(842,115)		(1,161,426)
Less: net hedge expense			(38,588)		(227,033)
Less: net foreign exchange loss			(44,259)		(27,224)
Add: items not included in EBITDA(6)			286,883		2,281
Add: net (loss)/gain on disposal of operations and investments			(309,214)		102,990
Loss before income tax from continuing and discontinued operations for the year			(942,211)		(1,146,452)
Income tax (expense)/benefit from continuing and discontinued operations			(6,386)		169,322
Loss for the year			(948,597)		(977,130)

(1)   Prime Infrastructure’s economic interest reduced from 100% to 50.1% on 20 November 2009.

(2)   Prime Infrastructure’s equity interest declined from 100% to 66.1% on 28 July 2009.

(3)   PD Ports was disposed on 20 November 2009.

(4)   Gascan was disposed on 18 May 2009.

(5)   Items not included in EBITDA predominantly relates to the gain of $392.5 million recognised on conversion of BBI Exchangeable Preference Shares into Prime Infrastructure Stapled Securities, offset by impairments of related party loans of $95.7 million.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

37. SEGMENT INFORMATION (CONTINUED)

SEGMENT ASSETS AND LIABILITIES

For the purpose of monitoring segment performance and allocating resources between segments, Prime Infrastructure’s Executive Management and Board of Directors monitor the assets and liabilities of the Group, including investments accounted for using the equity method, attributable to each segment.

For the purpose of monitoring segment performance by Prime Infrastructure’s Executive Management and Board of Directors, all liabilities apart from current and deferred tax liabilities and intercompany loans are allocated to reportable segments.

Other includes the assets and liabilities held by corporate entities within the Prime Infrastructure group.

The following is an analysis of the Group’s assets and liabilities by reportable operating segment for the years under review:

		Assets		Liabilities
	Prime’s Interest	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Utilities
Dalrymple Bay Coal Terminal(1),(2)	50.1%	110,448	2,544,731	—	1,983,804
Powerco(2)	42%	30,653	33,457	—	—
IEG Connections	100%	476,335	507,784	407,973	397,080
Fee for Service
WestNet Rail	100%	1,266,606	1,255,368	797,744	878,383
Euroports(1),(2)	66.1%	30,846	2,310,034	—	1,898,174
Natural Gas Pipeline Company of America(2)	26.4%	225,655	348,739	—	—
IEG Distribution	100%	275,860	300,260	234,974	277,751
TasGas Networks	100%	211,259	207,161	43,811	50,558
Corporate and assets held for sale
Held for sale assets(3)	100%	1,913,118	2,569,341	1,958,130	1,921,297
PD Ports(4)	—	—	1,423,697	—	1,135,506
Corporate and other(5)	100%	1,534,969	1,012,090	397,964	2,249,736
Consolidated total assets and liabilities		6,075,749	12,512,662	3,840,596	10,792,289

(1)   DBCT and Euroports were wholly-owned subsidiaries at 30 June 2009 and were therefore consolidated in the assets and liabilities of the Group.

(2)   Represents carrying value of Prime Infrastructure’s equity accounted investment.

(3)   Represents Cross Sound Cable and AET&D, which are held for sale as at 30 June 2010.

(4)   PD Ports was disposed of on 20 November 2009.

(5)   Unallocated assets and liabilities include the assets and liabilities of the corporate entities such as cash at bank, intercompany loans with associates and tax balances.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

37. SEGMENT INFORMATION (CONTINUED)

GEOGRAPHICAL INFORMATION

The Group operates in four principal geographical areas — Australia, North America, Europe and New Zealand. The Group’s EBITDA (Prime Infrastructure’s proportionate share) before corporate expenses and total assets (on a statutory basis) are detailed below:

	Revenue (Proportional		EBITDA (Proportional)		Total assets (Statutory)
	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Australia	710,021	770,670	341,723	305,007	4,777,622	6,113,372
North America	272,189	356,509	201,354	261,275	484,433	1,176,035
Europe	801,209	1,240,329	174,366	251,932	783,041	4,790,058
New Zealand	121,480	244,695	72,314	147,400	30,653	433,197
Total	1,904,899	2,612,203	789,757	965,614	6,075,749	12,512,662

38. DISCONTINUED OPERATIONS

EUROPORTS GROUP

On 28 July 2009, Prime Infrastructure announced that it had agreed revised terms to the Share Subscription Agreement pursuant to which a consortium of investors consisting of Antin Infrastructure Partners (Antin IP) and Arcus European Infrastructure Fund I (Arcus) agreed to invest in Euroports Holdings S.á.r.l (Euroports).

The agreed price under the Amended Share Subscription Agreement for the 40% interest was €141.5 million ($243.3 million). The agreed price included equity contribution, interest-bearing loans and non-share equity interests (debt). Furthermore, included within the 33.89% interest acquired to date is a convertible bond held by Antin IP (€8.05m), which if converted, would result in additional equity of 5.97% being issued. As at 30 June 2010 and to the date of this report, the bond had not been converted.

The amended Share Subscription Agreement includes a share equalisation process in years 2012 and 2013 based on the performance of Euroports through that time. Depending on Euroports performance, the aggregate equity owned by Antin IP and Arcus will be adjusted from the potential up-front 40% (including conversion of the convertible bond) holdings to an amended holding of between 34% and 65% (to be held between Antin IP and Arcus on the same proportional basis as the up-front holding assuming Antin IP converts its convertible bond into equity).

The net proceeds received from the share subscription agreement were used to repay $60.2 million of financial liabilities (€35.0m). A loss of $82.6 million was recognised on this disposal.   An impairment of $111.1 million was recognised on the anticipated outcome in respect of the Share Equalisation Adjustment mechanism.

In addition, the Euroports group was classified as held for sale in the comparative Financial Year.

DALRYMPLE BAY COAL TERMINAL

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Prime Infrastructure Trust issued Convertible Notes to Brookfield Infrastructure Australia Trust for $295.4 million and entered into a number of agreements which conferred a 49.9% economic interest in DBCT to Brookfield Infrastructure Australia Trust.

Under the Convertible Note arrangements entered into with Brookfield Infrastructure Australia Trust, Prime Infrastructure remained responsible for the outcome of the subsequently settled tax dispute with the ATO regarding payments made at DBCT.  This dispute was resolved subsequent to year end (refer note 33 and 41).  An immaterial amount is expected to be paid to Brookfield Infrastructure Australia Trust once cash has been received from the ATO. Prime Infrastructure is also responsible for taxes, duties or other government imposed levies arising from Brookfield or its assignees electing to convert under the terms of the Convertible Notes, into shares and units in the relevant DBCT entities, and for other consent related costs (with the latter capped at $17.6 million).

In accordance with Accounting Standards, Prime Infrastructure is deemed to have joint control of Dalrymple Bay Coal Terminal, and therefore equity accounts its investment from the date at which control was lost (20 November 2009). The net proceeds of $295.4 million received from this transaction were used to repay Corporate debt within the Group. The transaction resulted in a gain of $20.5 million being recognised which is included within discontinued operations.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

38. DISCONTINUED OPERATIONS (CONTINUED)

PD PORTS

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Brookfield acquired 100% of Prime Infrastructure’s interests in PD Ports for nominal proceeds. As part of this transaction, Brookfield repaid the £100.0 million ($181.0 million) in term and acquisition facilities within PD Ports and the termination costs of associated swaps. This transaction resulted in Prime Infrastructure recognising a loss of $247.2 million which is included within discontinued operations.

HELD FOR SALE ASSETS: AUSTRALIAN ENERGY TRANSMISSION & DISTRIBUTION GROUP AND CROSS SOUND CABLE

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Prime Infrastructure announced that it would classify its interests in AET&D and Cross Sound Cable as held for sale. Prime Infrastructure and Brookfield Asset Management will both use reasonable endeavours to effect a sale of the assets as soon as practicable. Prime Infrastructure has issued an option to the former BEPPA holders to receive any proceeds in relation to the disposal of the AET&D assets, whilst a twelve month option (with an option in favour of Brookfield for a further two periods of twelve months each) has been issued to Brookfield to acquire Cross Sound Cable.

Prime Infrastructure has written down its investment in AET&D to nil value and this has resulted in an impairment of $662.6 million being recognised in the current financial year.  This has been disclosed within discontinued operations.

2009:

Powerco New Zealand

On 26 February 2009, Prime Infrastructure sold 58% of its Powerco New Zealand operations to Queensland Investment Corporation. The net equity realised for the 58% equity interest amounted to NZ$421.2 million. The transaction excluded Powerco Tasmania (Tas Gas group), which remained within the Prime Infrastructure group. The net proceeds received from the sale were applied to reduce Prime Infrastructure corporate debt as well as fund the acquisition of a further stake in WestNet Rail and repay the associated mezzanine debt commitments. A profit of NZ$143.3 million ($123.7 million) was recognised on the disposal. Prime Infrastructure accounts for its remaining 42% investment in Powerco New Zealand as an equity accounted investment (refer note 14).

Disposal of Gascan business

On 18 May 2009, International Energy Group, a wholly-owned subsidiary of Prime Infrastructure completed a Sale and Purchase Agreement for the sale of its wholly-owned subsidiary Gases Combustiveis S.A. The net proceeds from the disposal amounted to £40.1 million ($83.0 million) and were used to pay down asset level debt within IEG. A loss of $20.6 million was recognised on this disposal.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

38. DISCONTINUED OPERATIONS (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
Profit from discontinued operations:
Revenue	544,927	2,005,282
Other income	15,561	74,670
Total income	560,578	2,079,952
Share of profits from associates and jointly controlled entities accounted for using the equity method	10,388	4,383
Employee benefit expense	(79,444)	(312,489)
Transmission and direct costs	(152,292)	(805,141)
Depreciation, amortisation and impairment expense	(713,297)	(999,672)
Finance costs	(168,950)	(379,985)
Net hedge loss	(58,238)	(114,137)
Operating and management charges	(64,743)	(339,740)
Other expenses	(235)	(46,159)
Total expense	(1,226,811)	(2,992,940)
Loss before income tax expense	(666,233)	(912,988)
Attributable income tax (expense)/benefit (note 7)	(5,446)	85,676
Loss after income tax	(671,679)	(827,312)
Loss on disposal of business (note 41(c))	(329,831)	(20,649)
Profit on disposal of business (note 41(c))	20,618	123,692
Loss from discontinued operations	(980,892)	(724,269)
Cash flows from discontinued operations:
Net cash flows from operating activities	81,785	298,281
Net cash flows from investing activities	(203,612)	(529,501)
Net cash flows from financing activities	23,941	249,178
Net cash flows	(97,886)	17,958

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

38. DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities comprising the businesses classified as held for sale are AET&D and Cross Sound Cable (30 June 2010) and Euroports (30 June 2009) are as follows:

	Consolidated
	2010 $’000	2009 $’000
CURRENT ASSETS
Cash and cash equivalents (note 41(a))	96,100	86,192
Trade and other receivables	38,663	161,326
Other financial assets	4,960	2,052
Inventories	1,040	1,946
Current tax receivables	12,061	1,219
Other current assets	5,867	39,451
Total	158,691	292,186
NON-CURRENT ASSETS
Trade and other receivables	—	2,555
Other financial assets	—	3,165
Cash held on restricted deposit	1,028	22,535
Investments accounted for using the equity method (note 14)	260,000	14,399
Property, plant and equipment (note 15)	1,314,181	670,277
Investment property (note 16)	—	93
Goodwill (note 17)	—	430,008
Other intangible assets (note 18)	119,009	745,041
Deferred tax assets	39,001	41,785
Other non-current assets	21,208	1,690
Total	1,754,427	1,931,548
Total assets classified as held for sale	1,913,118	2,223,734

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

38. DISCONTINUED OPERATIONS (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
CURRENT LIABILITIES
Trade and other payables	(70,788)	(164,946)
Borrowings	(745,656)	(374,361)
Other financial liabilities	(55,698)	(9,986)
Current tax payable	—	(6,159)
Provisions	(14,860)	(62,421)
Other current liabilities	(928)	(42,052)
Total	(887,930)	(659,925)
NON-CURRENT LIABILITIES
Trade and other payables	(2,813)	(779)
Borrowings	(703,879)	(775,723)
Other financial liabilities	(22,751)	(56,491)
Deferred tax liability	(280,958)	(368,416)
Provisions	(52,410)	(7,487)
Other non-current liabilities	(7,389)	(38,334)
Total	(1,070,200)	(1,247,230)
Total liabilities associated with assets held for sale	(1,958,130)	(1,907,155)
Net (liabilities)/assets classified as held for sale	(45,012)	316,579

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

39. KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION

(a) KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION (EXCLUDING DIRECTORS)

The aggregate compensation of the KMP (excluding Directors) of the Group is set out below:

	Consolidated
	2010 $	2009 $
Short-term employment benefits	5,987,349	3,729,728
Post-employment benefits	72,305	251,486
Share-based payments	474,733	(689,613)
	6,534,387	3,291,601

Certain KMP (excluding Independent Directors) were not paid directly by the Group during the Financial Year. These KMP were remunerated by the Babcock & Brown Infrastructure Management Pty Limited (the Manager) up to 31 October 2009. Upon separation from Babcock & Brown, all KMP were employed directly by Prime Infrastructure. The share based payments are negative in the prior year as a result of Babcock & Brown Limited entering administration. Accordingly, these share based payments will not be exercised and the value ascribed to these has been reversed.

(b) REMUNERATION OF DIRECTORS

The aggregate compensation to the Directors of the Group is set out below:

	Consolidated
	2010 $	2009 $
Short-term employment benefits	532,113	441,308
Post-employment benefits	44,021	85,857
Share-based payments	—	—
	576,134	527,165

Mr Green and Mr Hofbauer resigned on 15 September 2008 and 12 November 2008 respectively in the prior year. No amounts were paid directly to these Directors as it was included within the management fee paid to Babcock & Brown.

(c) REMUNERATION OF KMP AND DIRECTORS

The aggregate compensation to the KMP and Directors of the Group is set out below:

	Consolidated
	2010 $	2009 $
Short-term employment benefits	6,519,462	4,171,036
Post-employment benefits	116,326	337,343
Share-based payments	474,733	(689,613)
	7,110,521	3,818,766

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

39. KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION (CONTINUED)

(d) KMP EQUITY HOLDINGS

Fully paid ordinary Stapled Securities of Prime Infrastructure Holdings Limited

2010	Balance at 1 July 2009 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2010 No.	Balance held nominally No.
Mr J W Kendrew	137,230	—	—	(132,751)	4,479	—
Mr B W Kingston	—	—	—	—	—	—
Mr J M Sellar	4,066	—	—	(4,066)	—	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith	91,553	—	—	(91,548)	5	—
Mr M J Ryan	—	—	—	—	—	—

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	137,230	—	—	—	137,230	—
Mr J M Sellar	574,298	—	—	(570,232)	4,066	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith(3)	—	—	—	91,553	91,553	—
Mr J M Cleland(1),(3)	423,311	—	—	400,000	823,311	—
Mr D J Robinson(2),(3)	22,859	—	—	40,000	62,859	—
Mr M J Ryan	—	—	—	—	—	—

(1)   This was the number of fully paid Stapled Securities held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer — Transport.

(2)   This was the number of fully paid Stapled Securities held by Mr Robinson as at 24 November 2008, which was the date that he no longer acted as Chief Operating Officer — Transport Europe.

(3)   The number of fully paid Stapled Securities held by these KMP is only disclosed for those periods whereby they were considered to be KMP in accordance with Accounting Standards.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

39. KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION (CONTINUED)

(d) KMP EQUITY HOLDINGS (CONTINUED)

BBI Exchangeable Preference Shares (BBI EPS)

As part of the recapitalisation of Prime Infrastructure that was completed in November 2009, the BBI Exchange Preference Shares were converted into Prime Infrastructure Stapled Securities and the outstanding accrued and deferred dividends were paid out to EPS holders. Accordingly, these hybrid securities are no longer outstanding as at 30 June 2010.

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J M Sellar	109,072	—	—	(109,072)	—	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith(3)	—	—	—	—	—	—
Mr J M Cleland(1),(3)	—	—	—	—	—	—
Mr D J Robinson(2),(3)	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)   This was the number of BBI EPS held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer — Transport.

(2)   This was the number of BBI EPS held by Mr Robinson as at 24 November 2008, which was the date that he no longer acted as Chief Operating Officer — Transport Europe.

(3)   The number of BBI EPS held by these KMP is only disclosed for those periods whereby they were considered to be KMP in accordance with Accounting Standards.

Fully paid PINNZ SPARCS

2010	Balance at 1 July 2009 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2010 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr B W Kingston	—	—	—	—	—	—
Mr J M Sellar	—	—	—	—	—	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

2009	Balance at 1 July 2008 No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	Balance at 30 June 2009 No.	Balance held nominally No.
Mr J W Kendrew	—	—	—	—	—	—
Mr J M Sellar	—	—	—	—	—	—
Mr M T Cummings	—	—	—	—	—	—
Mr R C Smith(3)	—	—	—	—	—	—
Mr J M Cleland(1),(3)	—	—	—	—	—	—
Mr D J Robinson(2),(3)	—	—	—	—	—	—
Mr M J Ryan	—	—	—	—	—	—

(1)   This was the number of fully paid PINNZ SPARCS held by Mr Cleland as at 18 February 2009, which was the date that he no longer acted as Chief Operating Officer — Transport.

(2)   This was the number of fully paid PINNZ SPARCS held by Mr Robinson as at 24 November 2008, which was the date that he no longer acted as Chief Operating Officer — Transport Europe.

(3)   The number of fully paid PINNZ SPARCS held by these KMP is only disclosed for those periods whereby they were considered to be KMP in accordance with Accounting Standards.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

40. RELATED PARTY DISCLOSURES

(a)  EQUITY INTERESTS IN RELATED PARTIES

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 35 to the Financial Statements.

Equity interests in associates and joint ventures

In the current Financial Year Prime Infrastructure sold 33.89% of its investment in Euroports and entered into arrangements regarding a 49.9% economic interest in Dalrymple Bay Coal Terminal. In the prior year Prime Infrastructure sold 58% of its Powerco New Zealand operations. Further information in relation to equity interests in associates and joint ventures is disclosed in note 14 to the Financial Statements.

(b) TRANSACTIONS WITH OTHER RELATED PARTIES

Other related parties include:

•    the parent entity

•    entities with significant influence over Prime Infrastructure

•    associates

•    joint ventures in which the entity is a venturer

•    subsidiaries

•    other related parties.

Amounts receivable from and payable to related parties are disclosed in notes 9, 10, and 19 to the Financial Statements. All loans advanced to and payable to related parties are unsecured. Interest is charged on certain loans at a variable rate based on the BBSW plus a margin. During the current year, Prime Infrastructure Holdings Limited (the Company) received interest of $132,588,611 (2009: $153,466,000) from its intercompany loans with its wholly owned subsidiaries.

An impairment charge on intercompany loans from wholly-owned subsidiaries of $1,032,082 (2009: 611,311,943) was recognised in the current Financial Year. This impairment charge eliminates fully on consolidation. An impairment charge on loans to an associate of $95,657,953 million has been recognised in the current Financial Year (2009: nil). In the prior year an impairment on investment in subsidiaries of $354,961,010 was recognised.

Transactions and balances between the Company and its subsidiaries were eliminated in full in the preparation of consolidated Financial Statements of the Group.

Transactions involving the parent entity:

As at 30 June 2010, Prime Infrastructure Holdings Limited has recognised a net payable of $179,395,689 (2009: $165,311,714) from the members of the tax-consolidated group for the transfer of current and prior year tax losses.

Transactions involving other related parties:

During the current Financial Year Prime Infrastructure cancelled the management agreement with its former external manager, Babcock & Brown Infrastructure Management Pty Limited (a subsidiary of Babcock & Brown). As a result, Babcock & Brown Limited and its subsidiaries were no longer considered to be a related party from 20 November 2009.

The key components of the management agreement prior to cancellation included:

•    no Incentive Fee was payable until the earlier of sustained trading at $1.00 per Stapled Security, with such value being adjusted where further Prime Infrastructure securities are issued or three years from the date of change. If the return for a relevant period is less than the benchmark return, the deficit is carried forward for three years.

•    the Base Fee was restructured and had two components:

•    the Responsible Entity Fee, being a fee for the services of the Responsible Entity, was set at $1.0 million per annum indexed for CPI from 1 July 2008.

•    the Manager Base Fee, being the remainder of the Base Fee.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

40. RELATED PARTY DISCLOSURES (CONTINUED)

(b) TRANSACTIONS WITH OTHER RELATED PARTIES (CONTINUED)

Transactions involving other related parties (continued):

The Responsible Entity Fee and Manager Base Fee make up the Total Base Fee, which is calculated in accordance with the following formula:

•    0.1% for the first $400.0 million of market capitalisation;

•    1.0% of market capitalisation between $400.0 million and $2.0 billion; and

•    0.75% of market capitalisation above $2.0 billion.

The Total Base Fee for the 2009 Financial Year and 2010 Financial Year (until cancellation) was calculated as set out above.

As part of the separation from Babcock & Brown, Prime Infrastructure Trust paid a fee of $5.28 million for a subsidiary of Babcock & Brown to remain as the Trustee of the Trust for a period of up to 31 August 2012. This arrangement was subsequently cancelled on 19 November 2010.

During the year, the following amounts were paid/payable to Babcock & Brown Limited (or a related entity of Babcock & Brown). All amounts were based on commercial terms.

	2010 $	2009 $
Paid/payable by the Prime Infrastructure Group:
Base fee including present value of fee for providing services to the Responsible Entity to Prime Infrastructure Trust	5,777,340	994,544
Management service fee	4,146,215	15,809,729
Financial advisory fee in connection with the disposal of assets	—	9,112,501
Financial advisory fee in connection with refinancing activities	—	846,342
Reimbursement of costs in connection with the disposal of assets(1)	—	4,248,285
Reimbursement of costs in connection with the acquisition of assets(1)	—	2,042,186
Reimbursement of costs in connection with failed bids(1)	—	632,430
Accounting services paid by Cross Sound Cable	—	221,947
Reimbursement of operating costs	3,879,828	—
Purchase of assets	92,500	—

(1)   These amounts relate to the reimbursement of costs incurred by Babcock & Brown in relation to acquisitions, disposals or refinancing activities performed on behalf of Prime Infrastructure. These expenses are charged to Prime Infrastructure at cost.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

40. RELATED PARTY DISCLOSURES (CONTINUED)

(b) TRANSACTIONS WITH OTHER RELATED PARTIES (CONTINUED)

Transactions involving other related parties (continued):

During the year, the following transactions were made with associates. All amounts were based on commercial terms.

	2010 $	2009 $
Received/receivable from associates:
Interest received from associates(1)	90,125,600	81,423,606
Unwinding of unrealised discount on loans to associates	657,055	—
Dividends received from associates	26,482,612	23,518,550
Return of capital from associates(2)	10,703,440	44,014,000
Revenue recognised in relation to contractual capital projects	31,207,589	45,426,574
Maintenance revenue recognised in relation to contractual maintenance work	—	35,771,000
Service fees charged to associate entities(3)	1,568,011	—
Fees received in relation to employee secondment to associate	123,862	—
Fees received for services provided to subsidiary of associate	40,193	—
Paid/payable to associates:
Transaction facilitation fee(4)	18,500,000	—
Asset management service fees paid to associates(5)	4,248,948	—
Director fees paid to Brookfield	257,526
Reimbursement of costs payable to associates	1,575	—

(1)   Interest received from associates represents interest Prime Infrastructure received on its loans to DBCT Management, Myria Holdings Inc, Euroports S.á.r.l and Powerco New Zealand Holdings Limited. In the prior year, interest from associates only related to interest on loans with Myria Holdings Inc and Powerco New Zealand Holdings Limited.

(2)   During the current and prior year, Prime Infrastructure received funds from Myria Holdings Inc. in the form of a return of capital.

(3)   Prime Infrastructure continues to provide certain management services to Dalrymple Bay Coal Terminal based on an arms length basis.

(4)   As disclosed in the Product Disclosure Statement of the Prime Infrastructure recapitalisation, Prime Infrastructure agreed to pay Brookfield a transaction facilitation fee inclusive of out of pocket expenses and other costs up to a maximum of $18,500,000 on the successful recapitalisation.

(5)   As disclosed in the Product Disclosure Statement of the Prime Infrastructure recapitalisation, Brookfield provides certain asset management services to the AET&D businesses and Cross Sound Cable. These services include providing strategic advice, overseeing the sales process, supervising operations, making recommendations regarding financing, prepare operational plans.

The asset management agreements have a term of 3 years, but will terminate early should the associated sale options expire and may be extended by the mutual agreement of Prime Infrastructure and Brookfield.

In relation to AET&D, Brookfield is entitled to a fee of $5.0 million per annum asset management fee, payable quarterly in advance and a transaction fee payable at the time of sale of any part of the AET&D business to a third party, equal to 1% of the enterprise value of that part of the business, payable out of the proceeds of any such sale.

In relation to Cross Sound Cable, Brookfield is entitled to a base asset management fee equal to the distributable cash generated by the Cross Sound Cable operations during the applicable month and the transaction fee will be equal to 1% of the aggregate enterprise value of Cross Sound Cable based on its sale price.

As part of the successful recapitalisation of Prime Infrastructure, Brookfield Infrastructure Australia Trust agreed to subscribe for convertible notes for $295.4 million and enter into a number of other arrangements with Prime Infrastructure which confer on Brookfield Infrastructure Australia Trust a 49.9% economic interest in Dalrymple Bay Coal Terminal. In addition, Brookfield acquired all of Prime Infrastructure’s interests in PD Ports for nominal proceeds.

(c) PARENT ENTITY

The parent entity in the Group is Prime Infrastructure Holdings Limited.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

41. SUBSEQUENT EVENTS

New coal export terminal:

On 12 July 2010, Prime Infrastructure announced that DBCT Management Pty Limited, an entity that the Group has a 50.1% economic interest in, had been appointed by the Queensland Government owned North Queensland Bulk Ports (NQBP) as one of two preferred proponents for the development of new coal export terminal facilities at Dudgeon Point in the Port of Hay Point, Queensland.

Settlement of NGPL rate case:

On 30 July 2010, Prime Infrastructure announced that the pending Natural Gas Pipeline of America (NGPL) Summary of Stipulation and Agreement (Settlement) had been approved and became binding by FERC. FERC determined that the proposed Settlement was fair and reasonable and in the public interest, and accordingly, approved the Settlement under its regulations.

This Settlement includes a staged implementation of reductions in service charges commencing from 1 July 2010 with the first full year impact occurring in the 2012 Calendar year and sets out rate and tariff moratoriums to 1 April 2016. This provides greater certainty over NGPL’s operating cash flows for the next six years.

Whilst the Settlement is now final and binding, there is a 30 day period in which persons may seek to object to the Settlement.

Prime Infrastructure ultimately has a 26.4% equity interest in NGPL.

Settlement with the Australian Taxation Office:

On 23 August 2010 Prime Infrastructure announced it had settled its dispute with the ATO regarding the deductibility of certain payments relating to DBCT.  The settlement relates to payments agreed in 2001 to be made over the term of the initial lease of DBCT (2002 to 2051).  In 2007 Prime Infrastructure entered into an arrangement with the ATO under which it paid 50% of the disputed amount of primary tax and interest.  These payments totalled $60.6 million.

Under the agreed settlement, Prime Infrastructure will:

•      receive approximately $43.0 million in cash back from the ATO;

•      recognise a reduction in deferred tax assets relating to carried forward tax losses of approximately $38.0 million; and

•      recognise an immaterial reduction in potential future deductions for the payments to be made over the remaining initial lease term at DBCT.

The settlement agreement resolves all matters in dispute between Prime Infrastructure and the ATO in relation to DBCT.

SPARCS Redemption:

On 23 August 2010, Prime Infrastructure’s wholly owned subsidiary, Prime Infrastructure Networks (New Zealand) Limited (PINNZ), agreed to redeem all outstanding Prime Infrastructure NZ SPARCS (SPARCS) under clause 9.1(a) of the SPARCS Trust Deed on 17 November 2010, which is the next Reset Date (as that term is defined in the Trust Deed.) Holders of SPARCS will receive face value plus any accrued interest in cash for each of their SPARCS under the redemption.

Distributions:

On 23 August 2010, Prime Infrastructure announced that the Distribution in respect of the quarter ending 30 September 2010 will be 7.5 cents per Stapled Security. The Record Date for this distribution will be 30 September 2010 and the distribution will be paid on or about 30 November 2010.

Prime Infrastructure also announced, subject to certain conditions, including regulatory and other approvals, to make an in-specie distribution of shares in Prime AET&D Holdings No. 1 Pty Limited, formerly known as BBI EPS Limited (AET&D Holdings) to the Prime Infrastructure Securityholders.   Prime Infrastructure Securityholders received one non-voting share in AET&D Holdings No 1 Pty Limited from Prime Infrastructure Holdings Limited for each Prime Infrastructure Holdings Limited share held on the record date.

The record date for the in-specie distribution was 19 October 2010 and the distribution took place on 22 October 2010.

The in-specie distribution was effected to reinforce the quarantined nature of AET&D and to simplify Prime Infrastructure’s corporate structure. The shares of AET&D Holdings have no value to whoever holds them, whether it is Prime Infrastructure or its Securityholders.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

41. SUBSEQUENT EVENTS (CONTINUED)

Merger with Brookfield Infrastructure:

On 23 August 2010, Prime Infrastructure and Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) announced that they have entered into a definitive merger agreement to create a leading global infrastructure company, in a transaction with an estimated value of approximately $1.6 billion. Under the terms of the transaction, Prime Infrastructure security holders will receive 0.24 Brookfield Infrastructure units (BIP Units) for each Prime Infrastructure Stapled Security held.  The transaction will be conducted by way of a scheme of arrangement and a concurrent takeover bid, both of which are subject to various regulatory approvals and conditions.  The transaction, if successful, is expected to complete in December 2010.

On 19 October 2010, Prime Infrastructure announced that Securityholders will receive an additional cash payment of $0.20 per Stapled Security in connection with the proposed merger transaction.  The cash payment is in addition to the 0.24 BIP units for each Prime Infrastructure Stapled Security held.

On 4 November 2010, the Merger was formally approved by the Prime Infrastructure Securityholders.

On 17 November 2010, Prime Infrastructure announced that the Supreme Court of New South Wales had approved the scheme pf arrangement.  BIP also announced that it intends to withdraw the takeover bid it had made for Prime Infrastructure Stapled Securities as set out in the Bidders Statement dated 27 September 2010.

Refinance of Corporate Facility:

On 15 September 2010, Prime Infrastructure replaced its undrawn $300.0 million corporate facility with a new revolving corporate facility which matures in February 2013, to be provided by an affiliate of Brookfield Infrastructure Partners.  The terms of this new corporate facility are substantially the same as the previous facility.   The replacement facility provided Prime Infrastructure with greater funding options and flexibility than the previous corporate facility and is not conditional on the proposed merger with Brookfield Infrastructure Partners proceeding.

DBCT Access Undertaking approval and credit ratings confirmation:

On 29 October 2010, Prime Infrastructure announced that the Queensland Competition Authority (QCA) has advised that it has approved the 2010 draft access undertaking for coal handling services at the Dalrymple Bay Coal Terminal (DBCT) and published a final Weighted Average Cost of Capital (WACC) of 9.86%, which will apply for the next regulatory period. The increase in the nominal WACC reflects changes in the risk free rate and applicable debt margin since the existing WACC was approved in 2004. The final decision by the QCA concludes the regulatory reset process for DBCT and the new arrangements will take effect from 1 January 2011.

In addition, Standard & Poor’s confirmed DBCT Finance Pty Limited’s credit rating of ‘BBB+’. The outlook remains stable.

42. NOTES TO THE STATEMENT OF CASH FLOWS

(a) RECONCILIATION OF CASH AND CASH EQUIVALENTS

For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the Financial Year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	2010 $’000	2009 $’000
Cash and cash equivalents	430,752	257,873
Bank overdraft	—	(31)
Cash included as held for sale (note 38)	96,100	86,192
	526,852	344,034

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

42. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) BUSINESSES ACQUIRED

	Consolidated
	2010 $’000	2009 $’000
CONSIDERATION
Purchase consideration	—	3,595
FAIR VALUE OF NET ASSETS ACQUIRED
Current assets:
Cash	—	26,691
Receivables	—	(31,381)
Inventories	—	7
Other	—	2,873
Non-current assets:
Property, plant and equipment	—	201,661
Intangibles and other assets	—	44,407
Total assets acquired	—	244,258
Current liabilities:
Payables	—	24,296
Non-current liabilities:
Interest bearing liabilities and other liabilities	—	239,573
Total liabilities acquired	—	263,869
Net assets acquired	—	(19,611)
Minority interests acquired	—	14,612
	—	(4,999)
Goodwill on acquisition capitalised	—	8,594
	—	3,595
Net cash outflow on acquisition:
Total purchase consideration	—	3,595
Less cash and cash equivalent balances acquired	—	(315)
Earn-outs/deferred settlements paid	—	101,832
Purchase of minority interest in WestNet Rail	—	80,308
	—	185,420

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

42. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(c) BUSINESSES DISPOSED

	Consolidated
	2010 $’000	2009 $’000
CONSIDERATION
Cash and cash equivalents	295,400	423,737
Loans from associates	—	143,325
Equity accounted investment	—	12,947
	295,400	580,009
Net assets disposed	(729,096)	(481,275)
Transfer of reserves	79,319	4,309
Minority interests	45,164	—
(Loss)/gain on disposal (note 38)	(309,213)	103,043
Net Cash inflow on disposal of subsidiary:
Consideration received in cash and cash equivalents	295,400	423,737
Less cash and cash equivalents disposed of	(166,029)	(7,855)
	129,371	415,882

(d) NON-CASH FINANCING AND INVESTING ACTIVITIES

During the current Financial Year, 778,656,840 BEPPA with a face value of $1.00 each were converted into 841,790,304 Prime Infrastructure Stapled Securities. In addition, 36,660 SPARCS with a face value of NZ$1.00 each were converted into 789 Prime Infrastructure Stapled Securities.

During the prior year ended 30 June 2009, 27,162,293 SPARCS with a face value of NZ$1.00 each were converted into 216.0 million Prime Infrastructure Stapled Securities.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

42. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(e) FINANCING FACILITIES

	2010 $’000	2009 $’000
FINANCING FACILITIES AVAILABLE TO THE GROUP
Bank loans and commercial paper/standby facility:
- amount used	1,304,293	4,204,360
- amount unused	395,957	964,286
	1,700,250	5,168,646

The financing facilities available to the Group disclosed above only relate to the continuing operations of the Group.

(f) CASH BALANCES NOT AVAILABLE FOR USE

As disclosed in note 13 to the Financial Statements, the restricted cash can only be used as a reserve for servicing the debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Statement of Cash Flows. In addition, cash of $38.3 million (2009: $41.1 million) is attributable to the consortium that acquired the Alinta assets. Prime AET&D Holdings No.1 Pty Limited is entitled to 17.5% of this cash balance. The balance of this amount has been recorded as a liability within discontinued operations.

(g) RECONCILIATION OF LOSS FOR THE YEAR TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated
	2010 $’000	2009 $’000
Loss for the year	(948,597)	(977,130)
Loss on sale or disposal of non-current assets	1,962	3,718
Gain on revaluation of investment property	—	(10,928)
Loss/(gain) on disposal of businesses/investments	309,214	(103,043)
Movement in fair value through profit or loss on derivatives	(19,303)	227,033
Share of jointly controlled venture entities’ loss/(profit) after tax	174,667	(11,211)
Depreciation, amortisation and impairment of non-current assets	936,846	1,161,426
Amortisation of capitalised borrowing costs	17,639	26,749
Foreign exchange loss	67,750	24,849
Unwinding of unrealised discount on intercompany payables	(123)	1,019
Gain on conversion of BEPPA to Prime Infrastructure Staples Securities	(392,519)	—
Other adjustments	(51,619)	(90,659)
Movement in tax balances	2,723	(254,776)
CHANGES IN NET ASSETS AND LIABILITIES, NET OF EFFECTS FROM ACQUISITION AND DISPOSAL OF BUSINESSES
(Increase)/decrease in assets:
Current receivables	(20,854)	95,258
Current inventories	1,708	1,266
Other	(1,012)	(14,534)
Increase/(decrease) in liabilities:
Current payables	(34,132)	34,094
Current provisions	(1,198)	20,322
Other liabilities and deferred income	(83,658)	98,341
Net cash (used in)/provided by operating activities	(40,506)	231,794

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS

(a) FINANCIAL RISK MANAGEMENT

The operations of Prime Infrastructure expose it to a number of financial risks, including:

•             capital risk

•             liquidity risk

•             interest rate risk

•             foreign currency risk; and

•             credit risk.

The Board of Prime Infrastructure recognises that risk management is an integral part of good management practice. Risk management is integrated into Prime Infrastructure’s philosophy, practices, business plans and forecasts with a culture of compliance being promoted within the Group.

Prime Infrastructure’s internal treasury function provides services and advice to the corporate head office and also to Prime Infrastructure’s subsidiaries and associates across a broad range of treasury activities that assist with the management of the financial risks relating to the operations of the Group.

The treasury function is governed by a Treasury Policy as approved by the Board. The Treasury Management Committee is a committee appointed by the Board made up of key members of Prime Infrastructure’s management team who perform a monitoring, review and approval role, and report to the Board on a regular basis.

The Group seeks to minimise the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Prime Infrastructure’s Treasury Policy. This policy provides written principles on the use of financial derivatives. Prime Infrastructure does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

There has been no material change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

(b) CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from 2009.

The capital structure of the group consists of debt, which includes the borrowings disclosed in note 20, offset by cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and accumulated losses as disclosed in notes 26 and 28 respectively.

The Group operates globally, through subsidiary companies and associates established in the markets in which the Group trades.

Operating cash flows are used to maintain the assets, as well as to make the routine outflows of tax, distributions and meet interest requirements. The Group manages its debt exposure by ensuring a diversity of funding sources as well as spreading the maturity profile to minimise refinance risk. This includes borrowing in the currency where the asset operates where possible, which acts as a natural hedge.

The Board, along with senior management reviews the capital structure and as part of this review considers the cost of capital and the risk associated with each class of capital. The Group manages its overall capital structure through the payment of distributions, the issue of new securities, the issue of new debt or the redemption of existing debt.

Subsequent to the recapitalisation transaction undertaken in 2009, the Group has recommenced paying distributions. Refer to note 30 for further information.

Loan covenants

As disclosed within borrowings (note 20), Prime Infrastructure has various loan facilities in place. Most of these facilities have applicable loan covenants attached to these. These are generally in the form of interest cover ratios and gearing ratios.

Prime Infrastructure does not have any market capitalisation covenants attached to any of its borrowings.

During the year ended 30 June 2010 and 2009, there were no breaches of any loan covenants within the Group.

(c) LIQUIDITY RISK MANAGEMENT

The main objective of liquidity risk management is to ensure that Prime Infrastructure has sufficient funds available to meet its financial obligations, working capital and potential investment expenditure requirements in a timely manner. It is also associated with planning for unforeseen events which may curtail operating cash flows and cause pressure on the Group’s liquidity.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(c) LIQUIDITY RISK MANAGEMENT (CONTINUED)

Prime Infrastructure manages liquidity risk by maintaining adequate cash reserves and committed credit lines in addition to continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Refer to note 42(e) for undrawn facilities that are available to the group as at the reporting date to further reduce liquidity risk.

Liquidity and interest risk tables

The following table details the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Consolidated — 2010	Weighted average effective interest rate %	Less than 6 months $’000	6-12 months $’000	1-2 years $’000	2-5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount assets $’000
Non-derivative financial liabilities:
Trade and other payables	—	133,869	—	—	41	26,185	160,095	160,095
Non-interest bearing liabilities	—	—	—	—	—	—	—	—
Interest-bearing liabilities	4.32	25,884	643,956	24,258	165,626	408,054	1,267,778	1,209,451
Finance lease liabilities	—	—	—	—	—	—	—	—
Other financial liabilities	10.00	100,398	—	—	—	—	100,398	96,689
		260,151	643,956	24,258	165,667	434,239	1,528,271	1,466,235
Derivative (assets)/liabilities:
Net settled interest rate swaps	—	10,290	10,090	17,547	29,630	11,753	79,310	107,165
Net settled foreign currency exchange forward contracts	—	1,425	664	(1,315)	374	—	1,148	(2,816)

Consolidated — 2009	Weighted average effective interest rate %	Less than 6 months $’000	6-12 months $’000	1-2 years $’000	2-5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount assets $’000
Non-derivative financial liabilities:
Trade and other payables	—	236,589	269	506	1,518	1,266	240,148	240,148
Non-interest bearing liabilities	—	—	—	—	—	—	—	—
Interest-bearing liabilities	5.18	367,726	307,252	2,424,934	2,029,469	2,289,544	7,418,925	6,344,672
Finance lease liabilities	9.50	628	628	1,256	3,075	1,217	6,804	4,932
Other financial liabilities	8.62	63,029	308	616	3,903	—	67,856	66,623
		667,972	308,457	2,427,312	2,037,965	2,292,027	7,733,733	6,656,375
Derivative (assets)/liabilities:
Net settled interest rate swaps	—	85,198	55,342	62,040	59,229	26,151	287,960	247,337
Net settled foreign currency exchange forward contracts	—	1,869	298	2,015	228	—	4,410	4,126
		87,067	55,640	64,055	59,457	26,151	292,370	251,463

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(d) INTEREST RATE RISK MANAGEMENT

Prime Infrastructure’s primary objectives of interest rate risk management are to ensure that:

•             the Group is not exposed to interest rate movements that could adversely impact on its ability to meet financial obligations;

•             earnings and distributions are not adversely affected;

•             volatility of debt servicing costs is managed within acceptable parameters; and

•             all borrowing covenants under the terms of the various borrowing facilities, including interest cover ratios, are complied with.

Having regard to the above constraints and target, Prime Infrastructure’s objective in managing interest rate risk is to minimise interest expense whilst ensuring that an appropriate level of flexibility exists to accommodate potential changes in funding requirements, ownership of assets and also movements in market interest rates.

To achieve this, in general terms, Prime Infrastructure’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivate instruments. In addition, where possible, interest rate risk is minimised by matching the terms of the interest rate swap contracts hedging the borrowings which fund the underlying investments to the regulatory regime for those investments, thus providing natural hedges.

The Group’s exposure to interest rates on financial liabilities is detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analysis below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the Financial Year and held constant throughout the reporting period. A 100 basis point increase or decrease is used when reporting interest rate risk internally to KMP and represents management’s assessment of the potential change in interest rates. A parallel shift in the yield curves by 100 basis points higher or lower at reporting date, would have the following impact assuming all other variables were held constant:

	2010		2009
Consolidated	100 bp increase $’000	100 bp decrease $’000	100 bp increase $’000	100 bp decrease(1) $’000
Net profit/(loss)	—	—	(755)	26,828
Other equity	42,318	(45,837)	95,673	(49,817)

(1)          In the prior Financial Year, US Dollar, Euro and Great British pound are based on a 25 point basis downward shift to ensure the rates do not go below zero.

The Group’s sensitivity to interest rates has decreased during the year due to the recapitalisation of Prime Infrastructure and the subsequent repayment of a significant amount of debt. In addition, the 100% sale of PD Ports and partial disposals of Euroports and DBCT has also reduced the Group’s sensitivity to interest rates. Prime Infrastructure now equity accounts its investment in Euroports and DBCT.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the applicable benchmark curve at reporting date, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the Financial Year.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(d) INTEREST RATE RISK MANAGEMENT (CONTINUED)

Interest rate swap contracts (continued)

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts of the Group outstanding as at reporting date:

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding floating for fixed contracts	2010%	2009%	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Less than 1 year	6.61	6.53	100,000	1,992,000	(29)	(37,772)
1 to 2 years	—	6.50	—	1,163,837	—	(51,283)
2 to 5 years	6.23	6.36	150,000	1,431,739	(5,284)	(38,429)
5 years plus	5.40	4.30	402,726	1,426,685	(67,175)	(116,100)
			652,726	6,014,261	(72,488)	(243,584)

Interest rate swap contracts exchanging floating rate interest amount for fixed rate interest amounts are designated as cash flow hedges where possible in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The settlement dates coincide with the dates on which the interest is payable on the underlying debt where possible, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss.

Certain interest rate contracts do not qualify for hedge accounting and are not able to be treated as cashflow hedges.

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding fixed for floating contracts	2010%	2009%	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	—	—	—	—	—
5 years plus	—	6.25	—	150,000	—	1,708
			—	150,000	—	1,708

Inflation Swap Contracts

A subsidiary of Prime Infrastructure has entered into a number of inflation swaps. The purpose of these derivatives is to hedge the proportion of the pre-finance cash flows deemed to be index linked. These derivatives do not qualify for hedge accounting and are not able to be treated as cashflow hedges.

	Average contracted inflation rate indexation		Notional principal amount		Fair value
Inflation swap contracts	2010%	2009%	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	3.32	3.23	128,397	149,323	(34,695)	(21,013)
5 years plus	—	—	—	—	—	—
			128,297	149,323	(34,695)	(21,013)

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(d) INTEREST RATE RISK MANAGEMENT (CONTINUED)

Interest rate swaptions

No swaptions were sold during the current year. During the prior year, a subsidiary of Prime Infrastructure sold a number of swaptions.

	Average contracted interest rate indexation		Notional principal amount		Fair value
Interest rate swaptions	2010%	2009%	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	—	—	—	—	—	(2,904)
5 years plus	—	4.45	—	120,163	—	—
			—	120,163	—	(2,904)

(e) FOREIGN CURRENCY RISK MANAGEMENT

Prime Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of the Group’s assets and cash flows, capital expenditure and other expenses. Prime Infrastructure’s approach to foreign currency risk management is:

•             to hedge to reduce uncertainty by establishing appropriate outcomes in domestic currency reporting terms of significant transactional exposures; and

•             to manage translation risk at the Group level by having debt denominated in the currency of the related asset where possible.

Prime Infrastructure has investments in businesses in a number of international locations and is therefore exposed to foreign currency risk on the distributable cash flows from those businesses. The risk is that the distributable cash flows, which are denominated in the underlying currency of the investments, will lose value relative to the Australian dollar, resulting in less Australian dollars available to pay distributions to Securityholders. This risk is managed through entering forward exchange contracts to convert expected distributions to Australian dollars. Under the Treasury Policy, Prime Infrastructure is to maintain hedging in relation to subsidiary distributions (within a minimum and maximum hedging band) for a period of up to 5 years on a rolling basis.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

The tables below set out the Group’s currency exposure at 30 June 2010 and 30 June 2009:

Consolidated — 2010	Australian dollar A$’000	British pound A’$000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Total A$’000
Current financial assets:
Cash and cash equivalents	403,332	27,369	2	22	27	430,752
Trade and other receivables	36,807	19,168	—	4,052	22,103	82,130
Other financial assets	67,030	—	—	—	—	67,030
	507,169	46,537	2	4,074	22,130	579,912
Non-current financial assets:
Cash held on restricted deposit	7,199	22,654	—	—	—	29,853
Trade and other receivables	—	4,917	—	—	—	4,917
Other financial assets	76,084	—	105,457	200,750	516,250	898,541
	83,283	27,571	105,457	200,750	516,250	933,311
Current financial liabilities:
Trade and other payables	100,114	57,873	—	2,108	—	160,095
Borrowings	617,647	7,314	—	96,689	—	721,650
Other financial liabilities	4,859	—	—	—	—	4,859
	722,620	65,187	—	98,797	—	886,604
Non-current financial liabilities:
Trade and other payables	16,223	—	—	—	—	16,223
Borrowings	—	451,255	—	116,200	—	567,455
Other financial liabilities	14,972	96,192	40,837	—	—	152,001
	31,195	547,447	40,837	116,200	—	735,679

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

Consolidated — 2009	Australian dollar A$’000	British pound A’$000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Total A$’000
Current financial assets:
Cash and cash equivalents	194,747	48,995	596	821	12,714	257,873
Trade and other receivables	83,184	49,026	—	9,102	31,679	172,991
Other financial assets	64,670	—	—	—	2,903	67,573
	342,601	98,021	596	9,923	47,296	498,437
Non-current financial assets:
Cash held on restricted deposit	75,297	23,745	—	101	5,172	104,315
Trade and other receivables	2,097	7,343	—	—	—	9,440
Other financial assets	10,557	33	—	152,850	542,273	705,713
	87,951	31,121	—	152,951	547,445	819,468
Current financial liabilities:
Trade and other payables	199,893	119,356	—	2,237	10,703	332,189
Borrowings	7,826	389,731	—	95,785	418	493,760
Other financial liabilities	36,835	17,624	60,859	—	1,798	117,116
	244,554	526,711	60,859	98,022	12,919	943,065
Non-current financial liabilities:
Trade and other payables	3,290	—	—	—	—	3,290
Borrowings	3,812,497	1,048,455	—	218,328	1,406,665	6,485,945
Other financial liabilities	120,297	41,200	—	4,732	41,105	207,334
	3,936,084	1,089,655	—	223,060	1,447,770	6,696,569

The following tables detail the Group’s sensitivity to a 10% increase and decrease in the Australian dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis is performed as follows:

•             outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at the period end for a 10% change in foreign currency rates at which they are translated; and

•             foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

	Impact on income statement +/- 10%		Impact on equity +/- 10%
Consolidated — 2010	+ 10% $’000	- 10% $’000	+ 10% $’000	- 10% $’000
AUD/GBP	1,025	(1,261)	(2,025)	2,474
AUD/EUR	(5,875)	7,180	(2,804)	3,427
AUD/USD	(33,844)	41,148	(20,514)	25,073
AUD/NZD	(17,722)	21,659	(2,787)	3,406

	Impact on income statement +/- 10%		Impact on equity +/- 10%
Consolidated — 2009	+ 10% $’000	- 10% $’000	+ 10% $’000	- 10% $’000
AUD/GBP	6,232	(7,699)	135,401	(165,490)
AUD/EUR	22,957	(28,234)	—	—
AUD/USD	15,751	(19,382)	22,912	(28,003)
AUD/NZD	245	(301)	14,441	(17,650)

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

Foreign forward exchange contracts

The following table details the forward foreign currency contracts outstanding at the end of the reporting period.

	Average exchange rate		Foreign currency		Contract value		Fair value
	2010	2009	2010 FC’000	2009 FC’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000
SELL NZ DOLLARS
Less than 3 months	$1.2911	—	2,800	—	2,169	—	116	—
3 to 6 months	$1.2589	$1.0806	2,000	800	1,589	740	(44)	94
6 to 12 months	$1.2576	$1.0806	5,000	800	3,976	734	(116)	86
1 year to 2 years	—	$1.0856	—	2,722	—	2,507	—	295
SELL GB POUNDS
3 to 6 months	£0.4244	£0.3972	3,500	4,450	8,247	11,203	1,919	1,916
6 to 12 months	£0.4206	£0.4061	2,500	4,500	5,944	11,082	1,296	1,560
1 year to 2 years	—	£0.4105	—	15,130	—	36,856	—	4,159
2 years to 3 years	—	£0.3992	—	5,000	—	12,523	—	1,295
3 years to 4 years	—	£0.3991	—	5,000	—	12,528	—	975
SELL US DOLLARS
Less than 3 months	$0.8494	$0.8475	7,920	2,500	9,324	2,950	(85)	(146)
3 to 6 months	$0.8412	$0.8381	7,920	6,500	9,416	7,756	(92)	(343)
6 to 12 months	$0.8252	$0.8253	22,500	16,000	27,265	19,386	(158)	(738)
1 year to 2 years	$0.8082	$0.8013	37,790	23,000	46,759	28,702	(682)	(895)
2 years to 3 years	$0.7558	$0.7766	31,232	22,000	41,322	28,327	663	(789)
3 years to 4 years	—	$0.6507	—	10,000	—	15,368	—	1,379
SELL EUROS
Less than 3 months	—	€0.5609	—	9,575	—	17,072	—	(231)
3 to 6 months	—	€0.5915	—	8,019	—	13,558	—	(303)
6 to 12 months	—	€0.5741	—	15,233	—	26,532	—	(501)
1 year to 2 years	—	€0.5615	—	32,068	—	57,109	—	(1,031)
2 years to 3 years	—	€0.5459	—	26,415	—	48,384	—	(1,123)
3 years to 4 years	—	€0.5314	—	22,949	—	43,182	—	(1,533)
							2,817	4,126

The table above provides summary quantitative data about exposure to foreign exchange risks at the end of the reporting period that Prime Infrastructure provides internally to KMP.

The Group does not adopt hedge accounting in relation to foreign currency derivatives, and accordingly, the adjustments to the fair value are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(f) CREDIT RISK MANAGEMENT

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to Prime Infrastructure. The Group only undertakes transactions with credit worthy customers and conducts active ongoing credit evaluation on the financial condition of customers and other trade receivables in order to minimise credit risk.

Trade receivables consist of a large number of customers, spread across two distinct asset classes (transport and energy transmission & distribution) and within those asset classes, exposure to a number of diverse industries and geographical areas.

From a treasury perspective, counterparty credit risk is managed through the establishment of authorised counterparty credit limits which ensures Prime Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Prime Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels reflecting Prime Infrastructure’s scale of activity and also allow it to manage treasury business competitively.

Prime Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

(g) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices:

•             the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis; and

•             the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve derived from quoted interest rates for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives. The fair value of forward exchange contracts is determined using quoted forward exchange market rates and yield curves derived from quoted interest rates matching maturities of the contract.

Except as detailed in the following tables, the Directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements of the Group approximates their fair values.

	Consolidated
	2010		2009
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000
Financial liabilities
PINNZ SPARCS	94,842	94,765	93,938	53,986
PINNZ secured bonds	119,516	114,066	119,368	51,149
DBCT fixed rate guaranteed notes(1)	—	—	150,000	131,438
PD Ports securitised loan notes(2)	—	—	519,963	239,113
WA Network Holdings fixed rate notes(3)	—	—	196,720	197,260
WA Network Holdings subordinated debt(3)	—	—	79,824	57,624
BBI Exchangeable Preference Shares(4)	—	—	677,431	80,202

(1)          As part of the recapitalisation of Prime Infrastructure, the Group no longer controls DBCT. Prime Infrastructure accounts for its remaining 50.1% economic interest in DBCT as an equity accounted investment and therefore no longer consolidates its share of DBCT’s borrowings. Refer to note 38 for further information.

(2)          During the current Financial Year, Prime Infrastructure disposed of its 100% investment in PD Ports. Refer to note 38 for further information.

(3)          As part of the recapitalisation of Prime Infrastructure, the WA Network Holdings Pty Limited, which is part of the AET&D group, was classified as held for sale. Accordingly, the liabilities are not disclosed in the fair value tables disclosed above. Refer to note 38 for further information.

(4)          As part of the recapitalisation of Prime Infrastructure, the BBI Exchangeable Preference Shares were converted into ordinary Prime Infrastructure Stapled Securities. Refer to note 20 for further information.

NOTES TO THE FINANCIAL STATEMENTS

for the Financial Year ended 30 June 2010

43. FINANCIAL INSTRUMENTS (CONTINUED)

(g) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•             Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•             Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•             Level 3: inputs for the assets or liability that are not based on observable market data (unobservable inputs).

Consolidated — 2010	Level 1 $,000	Level 2 $’000	Level 3 $’000	Total $’000
Derivative financial assets	—	6,794	—	6,794
Derivative financial liabilities	—	(111,143)	—	(111,143)

There were no transfers between levels during the year ended 30 June 2010.

44. ADDITIONAL COMPANY INFORMATION

Prime Infrastructure is a listed Stapled Security. The Company and the Trusts were incorporated in Australia and are operating in Australia, New Zealand, Europe and the United States of America.

Registered office	Principal place of business
Level 26 135 King Street Sydney, New South Wales 2000 Telephone: (02) 9692 2800	Level 26 135 King Street Sydney, New South Wales 2000 Telephone: (02) 9692 2800

The entity’s principal activities are the acquisition, management and operation of essential infrastructure services in two distinct asset classes: Fee for Service and Utilities with geographic coverage on a global basis within OECD countries.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor’s Report to the Board of

Directors and Stockholders of Prime Infrastructure

Holdings Limited

We have audited the accompanying Statement of Financial Position of Prime Infrastructure Holdings Limited and subsidiaries (the “Company”) as of June 30, 2010 and June 30, 2009, and the related Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, and Statement of Cash Flows for the year ended June 30, 2010 and June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and June 30, 2009, and the results of its operations and its cash flows for the years ended June 30, 2010 and June 30, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

DELOITTE TOUCHE TOHMATSU

November 18, 2010

Liability limited by a scheme approved under Professional Standards Legislation.

ITEM 19. EXHIBITS

Number	Description of Exhibits
1.1*

Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our Partnership’s Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our Partnership’s registration statement was filed with the SEC under File No. 1-33632).

1.2*

Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

2.1*

Equity Commitment, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure L.P.—incorporated by reference to Exhibit 2.1 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.1*

Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our Partnership’s Registration Statement on Form 20-F/A filed December 18, 2007.

4.2*

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

4.3*

Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.4*

Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5*	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield

Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.5 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.6*

Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.8 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.7*

Securities Purchase Agreement, dated November 19, 2007, between Brookfield Asset Management Inc. and Brookfield Infrastructure Holdings (Canada) Inc.—incorporated by reference to Exhibit 4.9 to our Partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.8*

Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated June 13, 2008 by Brookfield Infrastructure General Partner Limited—incorporated by reference to Exhibit 4.17 to our Partnership’s Annual Report on Form 20-F filed June 30, 2008.

4.9*

Amendment to Amended and Restated Limited Partnership Agreement, dated June 13, 2008 by Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 4.18 to our Partnership’s Annual Report on Form 20-F filed June 30, 2008.

4.10*

Amended and Restated Credit Agreement, dated June 16, 2009, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc.—incorporated by reference to Exhibit 4.10 to our Partnership’s Form 6-K dated June 17, 2009.

4.11*

Implementation Agreement, dated October 8, 2009, between Prime Infrastructure, Brookfield Infrastructure L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 10.1 to our Partnership’s Report of Foreign Private Issuer on Form 6-k filed October 22, 2009.

4.12*

Amended and Restated Allocation Agreement, dated October 20, 2009 between Brookfield Asset Management Inc., Brookfield Infrastructure L.P. and BIP Bermuda Holdings I Limited—incorporated by reference to Exhibit 10.2 to our Partnership’s Report of Foreign Private Issuer on Form 6-k filed October 22, 2009.

4.13*

Amendment dated November 16, 2009 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership’s Report of Foreign Private Issuer on Form 6-k filed March 10, 2010.

12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.

15.1*

Consent of Deloitte & Touche LLP relating to the incorporation of the following into the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010: the financial statements of Brookfield Infrastructure Partners L.P., the consolidated and combined financial statements of Brookfield Infrastructure L.P., the balance sheet of Brookfield Infrastructure Partners Limited, the consolidated financial statements of Island Timberlands Limited Partnership and the combined financial statements of Brookfield Global Timber Fund.

15.2*

Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of Longview Timber Holdings, Corp. into the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010.

15.3*

Consent of Ernst & Young Ltda. relating to the incorporation of the consolidated financial statements and schedules of ETC Holdings Ltd. into the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010.

15.4

Consent of Deloitte Touche Tohmatsu relating to the incorporation of the consolidated financial statements and schedules of Prime Infrastructure Holdings Limited into the Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010.

*  Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 1, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its
general partner, BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

	By:	/s/ Alex Erskine
Name: Alex Erskine
Title: Director

Dated: November 23, 2010