Form 20-F
period 2010-12-31
Brookfield Infrastructure Partners L.P.
filed 2011-04-26
CIK 1406234

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 26, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
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

Securities registered pursuant to Section 12(b) of the Act:

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

112,964,451 Limited Partnership Units as of December 31, 2010

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.        Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2
of the Exchange Act).        Yes ☐ No ☒

i

ii

 INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2010.

        Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "Brookfield Infrastructure", "we", "us" and "our" refer to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and the operating entities (as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, all references to "C$" or "CAD" are to Canadian dollars, and all references to "A$" are to Australian dollars. In addition, all references to "£" or "GBP" are to pound sterling, all references to "NZD" are to New Zealand dollars, all references to "€" or "EUR" are to Euros, and unless the context suggests otherwise, references to:

  •
  an "affiliate" of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

  •
  "BBI" are to, collectively, Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust;

  •
  "Brookfield" are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us and, where the context so requires, related entities of Brookfield Asset Management, including Partners Limited and BAM Investment Corp.;

  •
  "Brookfield Asset Management" are to Brookfield Asset Management Inc.;

  •
  "Brookfield Infrastructure" are to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and operating entities;

  •
  the "current operations" are to the businesses in which we hold an interest as set out in Item 4.B "Business Overview";

  •
  the "general partner" are, as the context requires, to the Infrastructure GP LP in its capacity as general partner of the Holding LP, or the Infrastructure General Partner in its capacity as the general partner of the Infrastructure GP LP;

  •
  "Holding Entities" are to the subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

  •
  the "Holding LP" are to Brookfield Infrastructure L.P.;

  •
  the "Infrastructure General Partner" are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

  •
  the "Infrastructure GP LP" are to Brookfield Infrastructure GP L.P., which serves as the general partner of the Holding LP;

  •
  "Licensing Agreement" are to the licensing agreement described in Item 7.B "Related Party Transactions—Licensing Agreement";

  •
  our "limited partnership agreement" are to the amended and restated limited partnership agreement of our partnership;

  •
  the "Manager" are to Brookfield Infrastructure Group Corporation and Brookfield Infrastructure Group Inc. and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

Brookfield Infrastructure 1

  •
  our "Managing General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Master Services Agreement" are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, Brookfield Infrastructure Group Inc. and certain other affiliates of Brookfield Asset Management who are party thereto, as described in Item 6.A "Directors and Senior Management—Our Master Services Agreement";

  •
  "Merger Transaction" are to our acquisition of the ownership interests in Prime not already held by us, which was completed on December 8, 2010;

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

  •
  the "Redemption-Exchange Mechanism" are to the mechanism by which Brookfield may request redemption of its limited partnership interests in the Holding LP in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism";

  •
  "Redeemable Partnership Unit" is a unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Units";

  •
  "Relationship Agreement" are to the relationship agreement dated as of December 4, 2007 by and among our partnership, the Manager, the Holding LP, the Holding Entities and others, as described in Item 7.B "Related Party Transactions—Relationship Agreement";

  •
  "Service Recipients" are to our partnership, the Holding LP and the Holding Entities;

  •
  our "social infrastructure operations" are to our interest in the following Public Private Partnership, or PPP project: (i) Long Bay Forensic and Prison Hospitals, Australia, in which we held a 50% interest at December 31, 2010; (ii) Peterborough Hospital, United Kingdom, in which we hold a 30% interest; and (iii) Royal Melbourne Showgrounds, Australia, in which we held a 50% interest at December 31, 2010. Subsequent to year end, Brookfield Infrastructure entered into an agreement to sell its interests in Long Bay Forensic and Prison Hospital and Royal Melbourne Showgrounds in Australia for $15 million;

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

  •
  our "timber operations" are to our interest in Canadian and U.S. freehold timberlands, as described in Item 4.B "Business Overview—Current Operations—Timber—Overview";

  •
  our "transport and energy operations" are to our interests in North American gas transmission operation in the U.S., Australian railroad operation, port operations in the United Kingdom, European port operations in Europe and China, European Energy distribution operations in the Channel Islands and Isle of Man, and Australian energy distribution operation, as described in

2 Brookfield Infrastructure

    Item 4.B "Business Overview—Current Operations—Transport and Energy Operations—Overview";

  •
  our "units" are to the limited partnership units in our partnership and references to our "unitholders" are to the holders of our units;

  •
  our "utilities operations" refer to our interests in Australian coal terminal operation, South American electricity transmission operation in Chile, North American electricity transmission operation in Canada and United States, Australian energy distribution operation in New Zealand, and European energy distribution operation in the United Kingdom, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

Brookfield Infrastructure 3

 FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains certain forward-looking statements and information concerning our business and operations. The forward-looking statements and information also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology.

        Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information.

        The following factors could cause our actual results to differ materially from our forward looking statements and information:

  •
  completion of the Merger Transaction has significantly increased the scale and scope of our operations;

  •
  our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

  •
  the terms of our senior secured credit facility subject us to financial and operating covenants which restrict our ability to engage in certain types of activities and make distributions in respect of equity;

  •
  foreign currency risk and risk management activities;

  •
  our partnership is not regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act;

  •
  we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

  •
  effectiveness of our internal controls over financial reporting could have a material effect;

  •
  general economic conditions and risks relating to the global economy;

  •
  commodity risks;

  •
  availability and cost of credit;

  •
  government policy changes;

  •
  exposure to uninsurable losses and force majeure events;

  •
  infrastructure operations may require substantial capital expenditures;

  •
  labor disruptions and economically unfavorable collective bargaining agreements;

  •
  exposure to health and safety related accidents;

  •
  exposure to increased economic regulation;

  •
  exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

4 Brookfield Infrastructure

  •
  high levels of regulation upon many of our operating entities;

  •
  First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

  •
  the competitive market for acquisition opportunities;

  •
  our ability to renew existing contracts and win additional contracts with existing or potential customers;

  •
  timing and price for the completion of unfinished projects;

  •
  some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

  •
  litigation risks;

  •
  future acquisitions;

  •
  change of control provisions as a result of the Merger Transaction;

  •
  some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress;

  •
  actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

  •
  reliance on computerized business systems;

  •
  utility operation customers may default on their obligations;

  •
  transport and energy operation customers may default on their obligations;

  •
  timber operations may be affected by economic recessions or downturns;

  •
  weather conditions, industry practice and regulations associated with forestry may limit or prevent harvesting by our timber operations;

  •
  the competitive business environment for our timber operations;

  •
  Canadian export regulations applicable to timber;

  •
  Timberlands may be adversely affected by other risks such as the designation of nature conservation areas, changes to environmental legislation, or infestations;

  •
  Brookfield's influence over our partnership;

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

Brookfield Infrastructure 5

  •
  our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement;

  •
  the limited liability of, and our indemnification of, the Manager;

  •
  our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

  •
  market price of our units may be volatile;

  •
  changes in tax law and practice; and

  •
  other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D "Risk Factors" and elsewhere in this annual report on Form 20-F.

        In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. We qualify any and all of our forward-looking statements and information by these cautionary factors. Please keep this cautionary note in mind as you read this annual report on Form 20-F. We disclaim any obligation to update or revise publicly any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

  FFO

        To measure performance, we focus on net income as well as funds from operations, or FFO.

        We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards, or IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

  AFFO

        In addition, we use adjusted funds from operations, or AFFO, as a measure of long-term sustainable cash flow.

        We define adjusted funds from operations, or AFFO, as funds from operations (FFO) less maintenance capital expenditures. AFFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by International Financial Reporting Standards, or IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

  EBITDA

        In addition, we focus on "EBITDA", which we define as earnings before interest, taxes, depreciation and amortization. Like FFO, EBITDA is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA has limitations as an analytical tool. See Item 5 "Operating and Financial Review and

6 Brookfield Infrastructure

Prospects" for more information on this measure, including a reconciliation to the most directly comparable IFRS Measure.

  Invested Capital

        In addition, in calculating certain performance yields we use invested capital.

        We define invested capital as Partnership capital adding back the following items: maintenance capital expenditures, non-cash income statement items and other comprehensive income. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested Capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested Capital has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Brookfield Infrastructure 7

 PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Income Statement Key Metrics
Revenue	$634	$290
Gross margin	186	74
Earnings from investments in associates	52	14
Interest expense—corporate borrowings	8	8
Interest expense—non-recourse borrowings	136	95
Gain on sale of investment (after-tax)	—	68
Fair value gains and other items	433	—
Net income attributable to partnership	467	25
Per unit net income	4.25	0.52
Funds from operations (FFO)(1)(2)	197	49
Per unit FFO	1.79	1.03

(1)
Funds from operations (FFO) is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Please see Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a discussion of FFO and its limitations as a measure of our operating performance.

(2)
Excluding $68 million gain on sale of Transmissoras Brasileiras de Energia, or TBE in 2009.

(3)
Brookfield Infrastructure prepared its first annual consolidated and combined financial statements in accordance with IFRS for the years ended December 31, 2010 and 2009. Brookfield Infrastructure's consolidated and combined financial statements were prepared in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. Prior to the adoption of IFRS Brookfield Infrastructure prepared its financial statements in accordance with U.S. Generally Accepted Accounting Principles. Brookfield Infrastructure's transition date is January 1, 2009, or the transition date, and Brookfield Infrastructure has prepared its opening IFRS Statements of Financial Position as of that date.

	As of December 31,
MILLIONS, UNAUDITED	2010	2009
Balance Sheet Key Metrics
Cash and cash equivalents	$154	$107
Total assets	13,109	6,046
Partnership capital—attributable to limited partners	3,357	1,858
Partnership capital—attributable to general partner	23	19
Non-controlling interest	1,605	1,281
Corporate borrowings	18	—
Non-recourse borrowings	4,575	1,985

8 Brookfield Infrastructure

        Effective December 31, 2010, our partnership entered into voting arrangements with various affiliates of Brookfield whereby our partnership effectively gained control of the Holding LP, as well as Brookfield's holdings in our timber operations, Australian coal terminal and UK port operations, subject to certain limitations. Our partnership, therefore, utilizes the consolidation method of accounting for all businesses except for our North American gas transmission operations, our South American electricity transmission operations, our Australian distribution business and our European port operations which are accounted for using the equity method. As this reorganization does not represent a business combination under IFRS 3 Business Combinations, the consolidated financial statements of Brookfield Infrastructure as of and for the years ended December 31, 2010 and 2009 are presented to reflect continuation of control. Therefore, the consolidated and combined statements of financial position, and results of operations are presented as if these arrangements had been in place from the time our partnership acquired control (See note 3 of Brookfield Infrastructure notes to the consolidated and combined financial statements for a more detailed description).

        The following is non-IFRS financial information for Brookfield Infrastructure for the periods indicated:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Funds from Operations (FFO)	$197	$49

        The following table presents a reconciliation of funds from operations to net income:

	For the Year Ended December 31,
Millions, except per unit amounts	2010	2010 (per Unit)	2009	2009 (per Unit)
Net income attributable to partnership	$467	$4.25	$25	$0.52
Add back or deduct the following:
Depreciation, depletion and amortization	132	1.20	26	0.55
Unrealized losses on derivative instruments	18	0.16	15	0.31
Performance fee	—	—	(5)	(0.10)
Fair value adjustments	18	0.16	66	1.38
Fair value gains and other items	(433)	(3.94)	—	—
Deferred taxes	(5)	(0.04)	(10)	(0.21)

FFO	$197	$1.79	$117	$2.45

3.B CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

3.D RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this annual report on Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our unitholders' units would likely suffer.

Brookfield Infrastructure 9

Risks Relating to Us and Our Partnership

        The completion of the Merger Transaction has significantly increased the scale and scope of our operations, including operations in new geographic areas and industry segments, and our Manager may have difficulty managing these additional operations.

        The Merger Transaction has significantly increased the scale and scope of our operations. We depend on the diligence and skill of Brookfield's professionals to manage us, including integrating all of Prime's operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield's asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.

        Our assets are or may become highly leveraged and we may incur indebtedness in addition to asset-level indebtedness under our current or future credit facility or other debt or debt-like instruments, which contain certain restrictive covenants, or otherwise.

        Our operating entities have a significant degree of leverage on their assets, including acquisition-related leverage, which is not reflected in our historical financial statements. In addition, we may increase the leverage on our assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for liquidity, which forces the sale of assets at times of low demand and/or prices for such assets. This may mean that we are unable to sell an asset or unable to realize fair value for the assets in a sale.

        We may also incur indebtedness under existing and future credit facilities, or other debt-like instruments in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

        The terms of our senior secured credit facility subject us to financial and operating covenants, which restrict our ability to engage in certain types of activities and make distributions in respect of equity.

        In 2010, the Holding LP and certain of its subsidiaries entered into a credit agreement with Royal Bank of Canada as administrative agent with an available commitment of $700 million, maturing in June 2013. This facility may be used for acquisitions and investments in eligible assets as well as general corporate purposes. Drawings under this facility for acquisitions and investments are subject to satisfaction of certain conditions, including compliance with certain financial ratios. Drawings for general corporate purposes are not subject to compliance with these financial ratios. This facility is also subject to negative covenants applicable to the Holding LP and its "restricted subsidiaries" and events of default that, in each case, are believed to be customary for loans of this type, including limitations on financial indebtedness, liens, dividends, investments, minimum net worth, and when credit extensions under the facility exceed 50% of the then effective commitment, a minimum interest coverage ratio.

        We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

        A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions, and certain of our operations have

10 Brookfield Infrastructure

revenues denominated in currencies different from our expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could make it more expensive for our customers to purchase our services and consequently reduce the demand for our services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our business, financial condition and results of operations.

        When managing our exposure to such market risks, we may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that we enter into generally will depend on our ability to structure contracts that appropriately offset our risk position. As a result, while we may enter into such transactions in order to reduce our exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the derivative transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

        Our partnership is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an "investment company" under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

        The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen, which would potentially cause our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring our partnership and the Holding Entities, the amendment of our limited partnership agreement or the termination of our partnership, any of which could materially adversely affect the value of our units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

        Our partnership is an "SEC foreign issuer" under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws and a "foreign private issuer" under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or the NYSE.

        Although our partnership is a reporting issuer in Canada, it is an "SEC foreign issuer" and is exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation if our partnership complies with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities Exchange

Brookfield Infrastructure 11

Commission, or the SEC, are filed in Canada and sent to our partnership's security holders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

        Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States. Our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership.

        Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm is required to deliver an attestation report on our management's assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Relating to Our Operations and the Infrastructure Industry

        All of our operating entities are subject to general economic conditions and risks relating to the global economy.

        Many industries, including the industries in which we operate, are impacted by adverse events in global financial markets, which may have a profound effect on global economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability.

        The demand for services provided by the operations are, in part, dependent upon and correlated to economic growth of the regions applicable to the assets and the demand for services sought by the customers of the relevant assets. Lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by the assets.

12 Brookfield Infrastructure

        Specifically, a global credit/liquidity crisis, such as the one experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; and the devaluation and volatility of global stock markets could materially impact the valuation of our units. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil continue, our operations and the trading price of our units may be adversely impacted.

        Some of our operations depend on continued strong demand for commodities, such as natural gas, minerals or timber, for their financial performance. Material reduction in demand for these key commodities can potentially result in a stranded asset.

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long term, our Australian coal terminal operation relies on demand for coal exports and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. Similarly, our timber operations rely on strong demand for timber products. Accordingly, a downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation.

        If a critical upstream or downstream business ceased to operate, this could materially impact our financial performance. In extreme cases our infrastructure could become redundant, resulting in an inability to recover a return on or of capital and potentially trigger covenants and other terms and conditions under associated debt facilities.

        General economic and business conditions that impact the debt or equity markets could impact Brookfield Infrastructure's ability to access credit markets.

        General economic and business conditions that impact the debt or equity markets, such as the 2008/2009 global financial crisis, could impact the availability of credit to, and cost of credit for, Brookfield Infrastructure. Brookfield Infrastructure has revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact Brookfield Infrastructure's financial condition.

        In addition, some of our operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.

        Some assets in our portfolio have a requirement for significant capital expenditure, for example, our Australian railroad operations. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If Brookfield Infrastructure is unable to generate enough cash to finance necessary capital expenditure through operating cash flow, then Brookfield Infrastructure may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing shareholders at the time and any additional indebtedness would increase the debt payment obligations of Brookfield Infrastructure, and may negatively impact its business, financial condition and results of operations.

        All of our operating entities are subject to government policy changes.

        Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as

Brookfield Infrastructure 13

well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; tax policies; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities operate or the countries in which the customers of our operating entities operate or both. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our transport and energy operations we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and energy operations rely upon, most notably coal. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us.

        We may be exposed to uninsurable losses and force majeure events.

        The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation or penalties or regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable under relevant insurance policies. Business interruption insurance is not always available, or economic, to protect the business from these risks.

        Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including acts of God, fire, flood, earthquakes, war and labor strikes. Some force majeure events may adversely affect a party's ability to perform its obligations until it is able to remedy the force majeure event.

        Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our timber operations are not insured against losses from fires, many components of our South American electricity transmission operations are not insured against losses from earthquakes and our North American gas transmission operation, our Australasian energy distribution operations in New Zealand and our European energy distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost would be prohibitive. While not a risk borne directly by us, the ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

        All of our infrastructure operations may require substantial capital expenditures in the future.

        Our utilities and transport and energy operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to our operations. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.

14 Brookfield Infrastructure

        In addition, in some of the jurisdictions in which we have utilities or transport and energy operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If our operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to cover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.

        Performance of our operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

        Several of our current operations or other business operations have workforces that are unionized and, as a result, they are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labor costs and restrictions on its ability to maximize the efficiency of its operations, which could have a material adverse effect on its business, financial condition and results of operations.

        In addition, in some jurisdictions where we have operations, labor forces have a legal right to strike which may have an impact on our operations.

        Our operations are exposed to occupational health and safety and accident risks.

        Infrastructure projects and operational assets are exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the ability to result in serious injury or death.

        Our operating entities are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public which do not amount to a breach, could expose them to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of our operating entities and our ability to make distributions. Furthermore, where we do not control a business, we have a limited ability to influence health and safety outcomes.

        Many of our utilities operations and transport and energy operations are regulated and may be exposed to increased economic regulation.

        Our utilities operations and transport and energy operations involve ongoing commitments to economic regulators, safety regulators and other governmental agencies. This is due to the essential nature of the services provided by these businesses and the fact that the services are usually provided on a monopoly or near monopoly basis. The terms upon which access to our facilities is provided can be determined or amended by a regulator periodically. Future terms to apply, including access charges our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New regulatory determinations or changes in regulatory approaches may result in material changes to the revenue or profitability of our utilities operations and transport and energy operations.

        The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, may affect our utilities operations and transport and energy operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect these operations or a project's performance or the demand for its services. For example, a government policy decision may

Brookfield Infrastructure 15

result in adverse financial outcomes for us through directions to spend money to improve security, reliability or quality of service. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly change the economics of these businesses.

        Our operating entities are exposed to environmental risks, including increasing environmental legislation and the broader impacts of climate change.

        With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Brookfield Infrastructure's assets could be subject to increasing environmental responsibility and liability. Specifically, many jurisdictions in which Brookfield Infrastructure operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure's operations are situated is uncertain, but is expected to become more complex and stringent.

        It is difficult to assess the impact of any changes on Brookfield Infrastructure. These schemes may result in increased costs to our operations and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (or other carbon emissions regulations) become applicable to the operations of Brookfield Infrastructure (and the costs of such regulations are not able to be fully passed on to consumers), its financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

        Our operating entities are also subject to laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting and provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of our infrastructure operations and projects through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.

        Our operations may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage.

        Our operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our operating entities to claims for financial compensation and adverse regulatory consequences.

        In many instances, our ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs and several of our utilities and transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

        There is also the risk that our operating entities do not have, might not obtain, or may lose permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licenses are obtained before the commencement of operations, many of these licenses and permits have to be renewed or maintained

16 Brookfield Infrastructure

over the life of the business. The conditions and costs of these permits, licenses and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non-renewal could have a material adverse effect on our business, financial condition and results of operations.

        The lands used for our infrastructure assets may be subject to adverse claims or governmental or First Nations rights.

        Our utilities, transport and energy and timber operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all easements, licenses and rights of way necessary for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous rights to land and the existence or declaration of native title may affect the existing or future activities of our utilities, transport and energy or timber operations and impact on their business, financial condition and results of operations.

        In addition, a government, court, regulator, or aboriginal group may make a decision or take action that affects an asset or project's performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, courts have recognized that First Nations peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In either case, the claims of a First Nations group may affect the existing or future activities of our operations, impact on our business, financial condition and results of operations, or require that compensation be paid.

        We operate in a highly competitive market for acquisition opportunities.

        Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

        We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities in the future if we do not

Brookfield Infrastructure 17

match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

        Infrastructure assets may be subject to competition risk.

        Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that our businesses can renew all their existing contracts or win additional contracts with its existing or potential customers. The ability of our businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access to alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced.

        In addition, there is a risk that when the Brookfield Infrastructure participates with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions, Brookfield Infrastructure may become subject to anti-trust or competition laws that it would not be subject to if it were acting alone. These factors may create competitive disadvantages for the Brookfield Infrastructure with respect to acquisition opportunities.

        Investments in infrastructure projects during the construction phase are likely to retain some residual risk.

        Investments in new infrastructure projects during the construction phase are likely to retain some residual risk that the project will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, the major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labor, material expenses, and a resultant delay in the commencement of cash flow; and (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier. Construction costs may exceed estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield's and our control over our operations and may subject us to additional obligations.

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

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly,

18 Brookfield Infrastructure

decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

        In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, some of our investments are subject to a shareholder agreement which allows for an en bloc sale of the assets without our consent. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

        Our infrastructure business is at risk of becoming involved in disputes and possible litigation.

        Our infrastructure businesses are at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained at this time. Any material or costly dispute or litigation could adversely affect the value of the assets or future financial performance of Brookfield Infrastructure. In addition, as a result of the actions of the Holding Entities or the operating entities, Brookfield Infrastructure could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of Brookfield Infrastructure during a given quarter or financial year. Further information regarding specific disputes is provided below.

        Future acquisitions may subject us to additional risks.

        Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; and the risk of environmental or other liabilities associated with the acquired business.

        Our participation in PPPs is subject to a variety of risks.

        There are a variety of risks relating to the public private partnerships of Brookfield Infrastructure, including:

  •
  Brookfield Infrastructure may be required to retain risks inherent in a PPP project and may be exposed to risks of default by the subcontractors;

  •
  Brookfield Infrastructure may experience operating cost overruns in relation to a project;

  •
  the PPP project activities may include significant development activities, which may expose Brookfield Infrastructure to various risks associated with construction;

  •
  changes in law requiring capital expenditures could have a material adverse effect on the operations; and

  •
  counterparties may default on their obligations under the relevant contractual arrangements.

Brookfield Infrastructure 19

        Change of control provisions as a result of the merger between Brookfield Infrastructure and Prime.

        A change of control in Prime resulting from the Merger Transaction may trigger rights by third parties or government agencies under contracts with, or authorizations held by Prime or the operating businesses held by it. We are aware of a number of such provisions, but we do not believe any of these provisions are material. It is possible that due diligence conducted as part of the Merger Transaction may have failed to identify a change of control trigger in a material contract or authorization or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us.

        Some of our businesses operate in jurisdictions with less developed legal systems and could experience potential difficulties in obtaining effective legal redress and create uncertainties.

        Some of our businesses operate in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, Brookfield Infrastructure could experience potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.

        In addition, in certain jurisdictions, Brookfield Infrastructure may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licences required or desirable for, or agreements entered into in connection with, the Brookfield Infrastructure business in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licences, permits or approvals (or applications for licences, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

        Action taken by national, state or provincial governments, including nationalization or the imposition of new taxes, could materially impact the financial performance or value of our assets.

        Our assets are located in many different jurisdictions, each with its own government and legal system. Different levels of political risk exist in each jurisdiction and it is possible that action taken by a national, state or provincial government, including the nationalization of a business or the imposition of new taxes, could materially impact our financial performance or in extreme cases deprive Brookfield Infrastructure of one or more of its businesses without adequate compensation.

        We rely on computerized business systems.

        Our business places significant reliance on information technology. Its computer systems will include custom developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. The failure of any such systems for a significant time period could have a material adverse effect on our business prospects, financial condition and results of operations.

20 Brookfield Infrastructure

Risks Relating to Our Utilities Operations

        Clients of our utilities operations may default on their obligations under the relevant contractual arrangements.

        Some of our utilities operations have customer contracts as well as concession agreements in place with public and private sector clients. On the public sector side this may include central government departments, local government bodies and quasi-government agencies. Since it cannot be assumed that a central government will in all cases assume liability for the obligation of quasi-government agencies or those central government departments will themselves not default on their obligations, the possibility of a default remains. Our utilities operations also have contracts with private sector clients. There is an increased risk of default by private sector clients compared with public sector clients. For example, we have a single customer which represented approximately 63% of contractual and regulated revenues of our South American electricity transmission operations in 2010. As this accounts for a majority of its cash flow, our South American electricity transmission operations could be materially adversely affected by any material change in the assets, financial condition or results of operations of that customer.

Risks Relating to Our Transport and Energy Operations

        Customers of our transport and energy operations may default on their obligations under the relevant contractual arrangements.

        Our transport and energy operations have a broad portfolio of customers, however should any of our customers experience financial problems it may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of these customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our transport and energy operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Timber Operations

        The financial performance of our timber operations may be affected by economic recessions or downturns.

        The vast majority of the products from our timber operations are sensitive to macro-economic conditions in North America and Asia and are thus susceptible to economic recessions or downturns in these markets. Decreases in the level of residential construction, repair and remodeling activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to our timber operations. Depressed commodity prices in lumber, pulp or paper may also cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to market irregularities. Any of these circumstances could significantly reduce the prices that we realize for our timber as well as the volume of our timber that we may be able to sell. In addition to impacting our timber operations' sales, cash flows and earnings, weakness in the market prices of timber products will also have an effect on our ability to attract additional capital, the cost of that capital and the value of our timberland assets. Further, we may reduce near term harvest levels to preserve our inventory for periods of higher pricing, which would negatively impact the near term results and cash flow of our timber operations.

Brookfield Infrastructure 21

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

        Currently, logs from most private timberlands in Canada are not subject to provincial export regulations, but are subject to federal export regulations. As a result, all export logs must be advertised for local consumption and may be exported only if there is a surplus of domestic supply as indicated by the absence of fair market value offers (based on current domestic prices) from domestic lumber mills. Accordingly, an increase in domestic demand could result in our Canadian freehold timberlands being required to decrease their planned export of logs. The provincial government in British Columbia is currently reviewing its log export policy, and may recommend that the federal government impose a policy that may further restrict the export of logs from private lands in British Columbia. As export market pricing is generally at a premium to the domestic market pricing, any reduction in log exports could have an adverse effect on our Canadian timber operations.

        Timberlands maybe adversely affected by other risks.

        Further risks arising from changes to legislation or regulations affecting Timberlands may arise from:

  •
  the designation of nature conservancy areas that overlap with our timber plantations, within which restrictions prohibit or constrain the cultivation of certain types of timber; and

  •
  changes to environmental legislation or regulations that may impose additional operating costs or constrain timber production.

22 Brookfield Infrastructure

        In addition, Timberlands may be adversely affected by infestations such as the pine beetle which has had a material impact on the pine species in the interior of the United States and Canada.

Risks Relating to Our Relationship with Brookfield

        Brookfield exercises substantial influence over our partnership and we are highly dependent on the Manager.

        Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercise substantial influence over our partnership. In addition, our partnership holds its interest in the operating entities indirectly and will hold any future acquisitions indirectly through the Holding LP, the general partner of which is indirectly owned by Brookfield. As our partnership's only substantial asset is the limited partnership interests that it holds in the Holding LP, our partnership does not have a right to participate directly in the management or activities of the Holding LP or the Holding Entities, including with respect to the making of decisions.

        Our partnership and Holding LP do not have any employees and depend on the management and administration services provided by the Manager. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

Brookfield Infrastructure 23

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

        Our Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of our unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership's policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership's capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our units or our partnership's ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership's business, financial condition and results of operations may suffer.

24 Brookfield Infrastructure

        Brookfield may increase its ownership of our partnership and the Holding LP relative to other unitholders.

        Brookfield holds approximately 29% of the issued and outstanding interests in the Holding LP through a 1% general partnership interest and a 28% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning 29% of our issued and outstanding units. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield currently owns approximately 2% of our issued and outstanding units.

        The Infrastructure GP LP may also reinvest incentive distributions in exchange for units of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions." In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan, with the result that Brookfield will receive additional units of the Holding LP. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and the Holding LP above 50%.

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

        Our limited partnership agreement and the Holding LP's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties." It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

Brookfield Infrastructure 25

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

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Manager defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Manager; the Manager engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Manager is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Manager. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Manager or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Manager's performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership's rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 7.B "Related Party Transactions—Licensing Agreement."

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

26 Brookfield Infrastructure

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

Brookfield Infrastructure 27

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

        In 2010, legislation was introduced into the U.S. Congress and passed by the U.S. House of Representatives (H.R. 4213, the American Jobs and Closing Tax Loopholes Act of 2010, or the Act), which, if it had been finally enacted into law and applicable to our partnership, could have had adverse consequences, including (a) the re-characterization of capital gain income as "ordinary income", (b) the potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, (c) uncertain treatment for non-U.S. partners on certain types of U.S. source income, and (d) significant limitations on the ability of our partnership to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. However, such legislation was never passed by the U.S. Senate and was not enacted into law. Recently, President Obama has reintroduced as part of his fiscal year 2012 budget proposal a similar concept of re-characterizing certain items of capital gain income as "ordinary income", but such proposal lacks sufficient details to determine its full scope and any potential application to our partnership. At this time, it remains unclear whether any legislation related to such budget proposal, or legislation similar to H.R. 4213, will be proposed or enacted by the U.S. Congress and, if enacted, whether and how any such legislation would apply to our partnership. See discussion under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and the Holding LP". In view of the potential significance of any such U.S. federal income tax law changes and the fact that there are likely to be ongoing developments in this area, you should consult your own tax advisor as to the potential effects the proposed legislation might have on an investment in our partnership.

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

28 Brookfield Infrastructure

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

Brookfield Infrastructure 29

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

        The value of our units to unitholders will depend in part on our partnership and the Holding LP being treated as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be considered a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our Managing General Partner and the Infrastructure General Partner intend to manage our affairs so that our partnership would not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. (See, for example, the discussion of certain potential implications of President Obama's fiscal year 2012 budget proposal, under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and the Holding LP" below). If our partnership were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status would generally result in recognition of gain (but not loss) to U.S. Holders (as such term is defined in Item 10.E

30 Brookfield Infrastructure

"Taxation—Certain Material U.S. Federal Income Tax Considerations"); (ii) our partnership would likely be subject to U.S. corporate income tax and branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to our U.S. Holders would be taxable as dividends to the extent of our partnership's earnings and profits; (iv) dividends, interest, and certain other passive income our partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders (as such term is defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld; (v) the "portfolio interest" exemption would not apply to interest income of our partnership derived from entities bearing certain relationships to our partnership (although certain non-U.S. Holders nevertheless may be entitled to certain treaty benefits in respect of their allocable share of such income); and (vi) our partnership could be classified as a "passive foreign investment company" (as defined in the U.S. Internal Revenue Code), and such classification would have adverse tax consequences to U.S. Holders with respect to distributions and gain recognized on the sale of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership's U.S. assets equaled or exceeded 60% of the value of our partnership's total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and Infrastructure General Partner do not expect that our partnership's U.S. assets will at any time equal or exceed such thresholds. If Brookfield Infrastructure were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        Neither our partnership nor Brookfield Infrastructure has requested, nor do they plan to request, a ruling from the Internal Revenue Service, or the IRS, on their tax status for U.S. federal income tax purposes or as to any other matter affecting us.

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

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income connected with the conduct of a trade or business (which income would constitute "unrelated

Brookfield Infrastructure 31

business taxable income" to the extent allocated to a tax-exempt entity). Our partnership and the Holding LP are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by the Holding LP, such property generally would constitute "debt-financed property," and any income or gain realized on such debt-financed property (including a portion of any income or gain realized up to 12 months after all such debt has been repaid) and allocated to a tax-exempt entity generally would constitute "unrelated business taxable income" to such tax-exempt entity. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt entity subject to taxation in the United States used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP intend not to have directly had, after December 31, 2009, any outstanding indebtedness that was used to acquire property, and thus the Managing General Partner and the Infrastructure General Partner do not believe that our partnership or the Holding LP will generate UBTI due to "debt-financed property" in the future. (Holding Entities, which are not partnerships, which are directly or indirectly owned by our partnership and the Holding LP have incurred acquisition indebtedness and may continue to incur acquisition indebtedness in the future).

        A non-U.S. tax-exempt entity generally could be subject to taxation in the United States on its U.S. source unrelated business taxable income and on certain trade or business income that is effectively connected with the conduct of any trade or business of our partnership or the Holding LP in the United States. Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business, but do expect our partnership and the Holding LP to realize some U.S. source investment income, which, if debt-financed, would constitute unrelated business taxable income.

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

32 Brookfield Infrastructure

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

        To meet U.S. federal income tax and other objectives, our partnership and the Holding LP will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

        To meet U.S. federal income tax and other objectives, our partnership and Holding LP will invest through foreign and domestic Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction and credit realized in the first instance by our operating entities will not flow, for U.S. federal income tax purposes, directly to Holding LP, our partnership, or our unitholders, and any such items may be subject to a corporate income tax, in the United States and other jurisdictions, at the level of the Holding Entities. Any such additional taxes may adversely affect our ability to operate solely to maximize our cash flow.

        Certain of our Holding Entities or operating entities may be, or may be acquired through, an entity classified as a "passive foreign investment company" for U.S. federal income tax purposes.

        U.S. Holders face unique U.S. tax issues from indirectly owning interests in a "passive foreign investment company", or PFIC, that may result in adverse U.S. tax consequences to them. Certain of the existing entities are "passive foreign investment companies" based on the analysis of the existing operating entities and Holding Entities. Furthermore, we may in the future acquire certain investments or operating entities through one or more Holding Entities which may be treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be or become treated as PFICs. Provided a "QEF election" (as discussed in the section "Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies" below) is made and a QEF information return is filed annually by the U.S. Holder, the PFIC status is not expected to have a material adverse effect on such U.S. Holder. Our partnership and Holding LP intend to dispose of some existing PFICs by December 31, 2011. However, there can be no assurance that a current or future investment will not qualify as a PFIC. Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such U.S. person. You should consult your own tax advisors as to the potential effects that this legislation might have on your filing requirements.

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

Brookfield Infrastructure 33

        Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (and Brookfield Infrastructure) to meet the "qualifying income" exception to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation and changes that reduce the net amount of distributions available to our unitholders. (See, for example, the discussion of certain potential implications of President Obama's fiscal year 2012 budget proposal under Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of our partnership and the Holding LP" below). Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

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

34 Brookfield Infrastructure

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

        Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A termination of our partnership would, among other things, result in the closing of our taxable year for U.S. federal income tax purposes for all our unitholders and could result in possible acceleration of income to certain of our unitholders and certain other consequences that may adversely affect the value of our units. However, the Managing General Partner does not expect a termination, should it occur, to have a material impact on the computation of the future taxable income generated by our partnership for U.S. income tax purposes. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Constructive Termination."

Canada

        Tax proposals may deny the deductibility of losses arising from our unitholders' units in our partnership in computing their income for Canadian federal income tax purposes.

        On October 31, 2003, the Department of Finance released for public comment tax proposals, or the REOP Proposals, regarding the deductibility of interest and other expenses for purposes of the Income Tax Act (Canada), or the Tax Act. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses arising from our unitholders' units in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities

Brookfield Infrastructure 35

of our partnership and the Holding LP will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of units in our partnership that could result in a loss that would be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders or that it may not differ significantly from the REOP Proposals described above and in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations."

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

        Unitholders may be required to include imputed amounts in their income in accordance with existing section 94.1 of the Tax Act as proposed to be amended under tax proposals announced on March 4, 2010 and contained in draft tax proposals released on August 27, 2010, if, having regard to all the circumstances, it is reasonable to conclude that one of the main reasons for the unitholder acquiring or holding units of our partnership is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly the unitholder.

        On March 4, 2010, the Minister of Finance (Canada) announced as part of the 2010 Canadian Federal Budget that the outstanding tax proposals regarding investments in "foreign investment entities" would be replaced with revised tax proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. On August 27, 2010, the Minister of Finance (Canada) released draft legislation to implement the revised tax proposals will be released for public consultation. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to unitholders, either directly or by way of allocation of such income imputed to our partnership or to Brookfield Infrastructure. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our partnership or Brookfield Infrastructure acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act as proposed to be amended, provides that consideration must be given to, among other factors, the extent to which the income, profits and gains

36 Brookfield Infrastructure

for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of our units by the unitholder, of units of Brookfield Infrastructure by our partnership, or of interests in non-resident entities (other than a controlled foreign affiliate) by Brookfield Infrastructure, is as stated above, income will be imputed directly to the unitholder or to our partnership or Brookfield Infrastructure and allocated to the unitholder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. There can be no assurance that the revised tax proposals will be enacted as proposed or at all. The rules in existing section 94.1 of the Tax Act as proposed to be amended are complex and unitholders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Unitholders who are not resident in Canada may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or Brookfield Infrastructure if our partnership or Brookfield Infrastructure were considered to carry on business in Canada.

        If our partnership or Brookfield Infrastructure were considered to carry on a business in Canada for purposes of the Tax Act, unitholders who are not resident in Canada or deemed to be resident in Canada for purposes of the Tax Act, or non-Canadian limited partners, would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

        Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or Brookfield Infrastructure is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the Canada Revenue Agency, or CRA, might contend successfully that either or both of our partnership and the Holding LP carries on business in Canada for purposes of the Tax Act.

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

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or Brookfield Infrastructure on the disposition of "taxable Canadian property" as defined in the Tax Act which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange, and listed shares where the number of shares owned exceeds prescribed amounts) other than "treaty protected property" as defined in the Tax Act. Property of our partnership and the Holding LP generally will be treaty-protected property to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing

Brookfield Infrastructure 37

General Partner and the Infrastructure General Partner advise that our partnership and the Holding LP are not expected to realize capital gains or losses from dispositions of taxable Canadian property. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure unless the disposition is an "excluded disposition" for the purposes of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition that is an "excluded disposition" if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of a tax treaty. In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each taxable Canadian property disposed of by the taxpayer in the taxation year is either (i) "excluded property" as defined in subsection 116(6) of the Tax Act or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of taxable Canadian property by our partnership or Brookfield Infrastructure.

        Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are taxable Canadian property.

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the units are taxable Canadian property, unless the units are treaty-protected property to such non-Canadian limited partner. In general, our units will be taxable Canadian property at the time of disposition or deemed disposition of more than 50% of the fair market value of our units was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property Since our partnership's assets will consist principally of units of Brookfield Infrastructure, our units would generally be taxable Canadian property if the units of Brookfield Infrastructure held by us were considered to be used or held by us in a business carried on in Canada or if applying the greater than 50% test to Brookfield Infrastructure, its units were taxable Canadian property at any time during the relevant 60-month period.. Similarly, under these proposed amendment, units of Brookfield Infrastructure will not be taxable Canadian property at any time unless, at any time during the 60-month period preceding that time, more than 50% of the fair market value of its units was derived, directly or indirectly, from property described in (i) to (iv). Legislation to implement these proposed amendments is contained in Bill C-9 which received second reading in the House of Commons on April 19, 2010. Units of our partnership will be treaty protected property if the gain on the disposition of the units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner advises that our units are not expected to be taxable Canadian property but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations—Taxation of Non-Canadian Limited Partners." If our units constitute taxable Canadian property, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an excluded disposition (as discussed above). If our units constitute taxable Canadian property, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

38 Brookfield Infrastructure

        Non-Canadian limited partners may be subject to Canadian federal reporting and withholding tax requirements on the disposition of taxable Canadian property.

        Non-Canadian limited partners who dispose of taxable Canadian property, other than "excluded property" as defined in subsection 116(6) of the Tax Act and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or Brookfield Infrastructure), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our Managing General Partner advises that our units are not expected to be taxable Canadian property and our Managing General Partner and the Infrastructure General Partner advise that our partnership and the Holding LP are not expected to dispose of property that is taxable Canadian property but no assurance can be given in these regards.

        Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to Brookfield Infrastructure will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canadian-United States Tax Convention (1980), or the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of limited partners of our partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

        While we expect the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case,

Brookfield Infrastructure 39

the Holding Entities will withhold Canadian federal withholding tax from all payments made to Brookfield Infrastructure that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

        Our units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a designated stock exchange under the Tax Act (which includes the Toronto Stock Exchange, or the TSX, and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement saving plan, deferred profit sharing plan, registered retirement income fund, registered education saving plan, registered disability saving plan, and a tax-free savings account. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers and with respect to the acquisition or holding of prohibited investments by a tax-free savings account.

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

        The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this annual report on Form 20-F if our partnership or Brookfield Infrastructure is a "specified investment flow-through" partnership.

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

        Under the SIFT Rules, our partnership and the Holding LP could each be a SIFT Partnership if it is a "Canadian resident partnership". However, Brookfield Infrastructure would not be a SIFT Partnership if our partnership is a SIFT Partnership regardless of whether Brookfield Infrastructure is a Canadian resident partnership. Our partnership and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner

40 Brookfield Infrastructure

and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership and the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or Brookfield Infrastructure are SIFT Partnerships under the SIFT Rules, the Canadian income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." In addition, even if the SIFT Rules do not apply to our partnership or to Brookfield Infrastructure at any relevant time, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

  Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

        Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we seek to leverage Brookfield's best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. Brookfield has a strong track record of executing such transactions and actively managing underlying assets to improve performance.

        Our objective is to earn a total return of 12% to 15% per year on the infrastructure assets that we operate, measured over the long-term. This return will be generated from the in-place cash flow of our current operations plus growth. We endeavor to manage our operations to generate increasing FFO per unit over time. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by invested capital, which is a measure of the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Item 5 "Operating and Financial Review and Prospects" for more detail.

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. Our quarterly distribution was increased by 13% to $0.31 per unit in February 2011 following a 4% increase in February 2010.

        Brookfield has an approximate 30% interest in Brookfield Infrastructure. Our partnership, the Holding LP and the Holding Entities have each appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

Brookfield Infrastructure 41

  History and Development of our Business

        Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. Our registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Our head office is 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and our telephone number at that address is +1 441 296-4480. Our partnership was spun off from Brookfield on January 31, 2008. The Holding LP was established by Brookfield to own and operate certain infrastructure assets on a global basis.

        Prior to the spin-off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our South American electricity transmission operations, in June 2006; (iv) 7% - 18% interests in Transmissoras Brasileiras de Energia, or TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007. In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) an 11% interest in our South American electricity transmission operations; (ii) a 100% interest in our North American electricity transmission operations; (iii) 7% - 18% interests in TBE; (iv) a 38% interest in our Canadian freehold timberlands; and (v) a 30% interest in our U.S. freehold timberlands.

        Our South American electricity transmission operations in Chile were acquired by Brookfield on June 30, 2006 from Hydro Quebec International Inc. and International Finance Corporation by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in our South American electricity transmission operations in Chile increased to approximately 18% from approximately 11% at the time of the spin-off.

        On November 4, 2008, we invested $103 million directly and indirectly (through the Brookfield Global Timber Fund) into our U.S. freehold timberlands to maintain our interest at the 30% level. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay our U.S. freehold timberlands' outstanding bridge loan whose principal amount was approximately $250 million.

        On December 5, 2008, we completed the acquisition of two social infrastructure PPPs from an affiliate of Brookfield, the Peterborough Hospital in the United Kingdom and the Long Bay Forensic and Prison Hospitals in Australia for a total investment of approximately $12 million. On February 3, 2009, we completed the acquisition of an additional PPP project from an affiliate of Brookfield, the Royal Melbourne Showgrounds in Australia for an investment of approximately $3 million. Subsequent to year end, we have entered into agreements to sell our interests in the Long Bay Forensic and Prison Hospitals and Royal Melbourne Showgrounds in Australia for $15 million.

        In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission, or WETT, were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones, or CREZ, program. We anticipate commercial operation of the Texas Electricity Transmission Project in the beginning of 2013, at which time WETT will be a licensed transmission utility in the state. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure partnership in which we own an interest. Upon finalization of the route selection, we believe this investment opportunity could increase to approximately $700 million and our ownership will ultimately be approximately 11% of the Texas Electricity Transmission Project.

42 Brookfield Infrastructure

        On June 30, 2009, we completed the sale of our minority interest in TBE for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value. We used a portion of the proceeds to repay corporate borrowings in full, with the balance available to fund growth capital investments and acquisitions, as well as for general working capital purposes.

        On November 20, 2009, we invested $941 million to acquire a 40% interest in Prime Infrastructure (formerly Babcock & Brown Infrastructure), or the BBI Transaction, and direct interests in two assets from Prime. The first direct investment was in a UK port operation, which is one of the largest in the United Kingdom. The second investment is an economic interest in an Australian coal terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australasian energy distribution operations, European energy distribution operations, Australian energy transmission operations, Australian railroad operations, and European port operations were held through Prime. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt.

        Our participation in the BBI Transaction was financed in part by a public offering of 40.7 million units at a price of C$15.55 per unit that closed in November, 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters' over-allotment option, were approximately C$601 million. We funded the balance of the $940 million investment in the BBI Transaction through the issuance of Redeemable Partnership Units and general partner units of the Holding LP to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by our partnership, which allowed Brookfield to maintain its 41% interest in Brookfield Infrastructure.

        On December 31, 2009, the Brookfield sponsored infrastructure partnership, through which a portion of our interest in our UK port operation is held, admitted a new limited partner resulting in the reduction of our ownership interest in this asset. In conjunction with the transaction, we received approximately $9 million, representing the original cost of the investment plus a notional interest charge.

        On January 28, 2010, the Brookfield sponsored infrastructure partnership, through which a portion of our interests in our Australian coal terminal operations and our UK port operation is held, admitted a new limited partner resulting in the reduction in our ownership interest in these assets. In addition, we sold an approximate 1% interest in our Australian coal terminal operations to the new limited partner. In conjunction with the transaction, we received proceeds of approximately $22 million, representing the original cost of these investments plus a notional interest charge. As a result, our interests in our Australian coal terminal operations and our UK port operation were reduced to 46% and 51%, respectively.

        On March 17, 2010, Brookfield Infrastructure invested approximately $11 million to acquire an interest in a 15 MW North American hydroelectric generating station located on the Kennebec River in Maine, U.S.

        On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield will manage the fund and has committed 25% of the total capital commitments. We expect that its capital commitment would be primarily funded by Brookfield Infrastructure. We hold a portion of our interests in our Australian coal terminal operations, our UK port operations and our Texas electricity transmission project through this fund. From December 2009 until its final close in September 2010 the fund periodically admitted new limited partners which resulted in a reduction in our ownership interests in these assets. In addition, we sold an approximate 1% interest in our Australian coal terminal operations to a new limited partner. In conjunction with these transactions, we received approximately $74 million, representing the original cost of the investment plus a notional interest

Brookfield Infrastructure 43

charge. In addition, on June 11, 2010, Brookfield Infrastructure acquired Brookfield's remaining 16% interest in the UK port operations for approximately $27 million, representing the original cost of the investment plus a notional interest charge. Following these transactions, our ownership interest in our Australian coal terminal operations, our UK port operations and our Texas electricity transmission project were 41%, 59% and 11%, respectively.

        On December 8, 2010, Brookfield Infrastructure completed the merger with Prime, resulting in Brookfield Infrastructure's ownership of Prime increasing from 40% to 100%. Pursuant to the merger, approximately 50.7 million limited partnership units were issued, including 0.9 million Redeemable Partnership Units to an affiliate of Brookfield. Following these transactions, there are approximately 157.4 million limited partnership units outstanding on a fully diluted basis and Brookfield has an approximate 30% interest in Brookfield Infrastructure on a fully exchanged basis and including its general partnership interest in the Holding LP.

        In December 2010, Brookfield and Brookfield Infrastructure entered into a voting agreement, under which Brookfield agreed that any voting rights with respect to the Infrastructure General Partner, the Infrastructure GP LP and the Holding LP will be voted in accordance with the direction of our partnership with respect to the approval or rejection of the following matters relating to any such entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendment to the limited partnership agreement of the Infrastructure GP LP or the Holding LP, or (v) any commitment or agreement to do any of the foregoing. Pursuant to this voting agreement, Brookfield agreed that it will not exercise its right under the limited partnership agreements for certain entities (including the Infrastructure GP LP) to remove the general partner of such entities except with the prior consent of our partnership.

        Brookfield Infrastructure's ownership of the European port operations is subject to a share equalization scheme. Dependent upon the business' financial performance in 2012 and 2013, Brookfield Infrastructure's ownership will range between 35% and 65%. We currently expect that our ownership will decrease to approximately 40%.

4.B    BUSINESS OVERVIEW

Our Operations

        Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 77% of our EBITDA supported by regulated or contractual revenues. While each of our businesses has high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

44 Brookfield Infrastructure

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North and South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australia
Transport and Energy
	Energy Transmission	Primarily North America
	Railroad	Australasia
	Ports	Europe and China
Timber
	Freehold Timberlands	North America

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products on a sustainable basis for the global economy, including structural lumber.

Current Operations

Utilities Operations

Overview

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with the investment of additional capital and inflation. Virtually 100% of our utility platform's EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Brookfield Infrastructure 45

        Our utilities platform is comprised of the following:

Coal Terminal Operations

  •
  Operate one of the world's largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

  •
  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

  •
  Operate over 8,750 kilometers of transmission lines in North and South America

  •
  Transmit electricity to 98% of the population of Chile

Energy Distribution

  •
  Operate approximately 864,000 electricity and natural gas connections

  •
  One of the largest distributors of energy in New Zealand and one of the largest independent operators of utility connections in the United Kingdom.

        Item 4.B "Business Overview—Ownership Interests" contains a table of our ownership interest in each of our operations.

Operations

  Australian Coal Terminal Operations

        Our Australian coal terminal operation comprises a port facility which exports metallurgical and thermal coal mined in the Bowen Basin region of Queensland, Australia, which is one of the lowest cost sources of coal in the world. Our Australian coal terminal operation is one of the world's largest export coal terminals, accounting for approximately 21% of global metallurgical seaborne coal exports and 8% of the total global seaborne coal exports. Our Australian coal terminal operations conduct business as Dalrymple Bay Coal Terminal, or DBCT. The following table sets forth the significant characteristics of our Australian coal terminal operations:

Strategic Position:	The Bowen Basin is one of the lowest cost and most prolific series of coal deposits in the world; there are few options to access export markets for this coal other than through our Australian coal terminal operations. With completion of its recent Stage 7 expansion, our Australian coal terminal operations have a capacity of 85 million tons per year, or mtpa.
Regulatory Environment:	Our Australian coal terminal operations are regulated by the Queensland Competition Authority, or QCA. The current rate agreement commenced on January 1, 2011 and expires on June 30, 2016.
Customer Base:	Our Australian coal terminal operations have long-term take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin.

46 Brookfield Infrastructure

Cash Flow Profile:	Our Australian coal terminal operation generates revenues under long term take-or-pay contracts that are made up of two components: a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and a fixed and variable handling charge associated with operating and maintaining the port. The capacity charge is paid by users irrespective of their use of our facility and is not subject to any force majeure provisions. The capacity charge is reviewed periodically and determined by the QCA. The current regulatory period is set for five and a half years ending June 30, 2016. The QCA utilizes a return on regulated asset base methodology to calculate an allowed weighted average cost of capital, or WACC, on a rate base that increases with inflation and capital expenditures and decreases by depreciation. Our current WACC is 9.86%. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for operating and maintaining our Australian coal terminal operations. Capacity is currently 100% contracted through 2014 with customers having an evergreen option to extend their capacity by a further five years.
Growth Opportunities:
Already one of the world's largest coal export terminals, our Australian coal terminal operations' capacity has recently been expanded to 85 mtpa to meet ongoing customer demand. Potential exists to expand operations to facilitate future expansions by mining companies in the Bowen Basin, which is one of the lowest cost sources of coal in the world. In July 2010, our Australian coal terminal operation was appointed as one of two preferred proponents for the development of new coal export terminal facilities at Dudgeon Point in the Port of Hay Point, which is located approximately four kilometers to the north of our facilities.

  South American Electricity Transmission Operations, Chile

        Our South American electricity transmission operations are the largest electricity transmission system in Chile, with approximately 8,200 km of transmission lines that serve 98% of the population of the country. Our South American electricity transmission operations' system includes 100% of Chile's 500 kV transmission lines, the highest voltage lines in the country, and approximately 45% and 94% of the 220 kV and 154 kV lines in Chile, respectively. Our South American electricity transmission operations conduct business as Transelec Chile S.A., or Transelec. The following table sets forth the significant characteristics of our South American electricity transmission operations:

Strategic Position:	Our South American electricity transmission operations are the backbone transmission system in Chile that serves 98% of the population of the country. Electricity transmission assets provide the critical link for transmission of electricity from generators to consumers of electricity. As the reliable supply of electricity is integral to economic growth, our South American electricity transmission operations are an important element to Chile's continued economic growth.

Brookfield Infrastructure 47

Regulatory Environment:	Chile has a long tradition of transparent, stable regulatory frameworks. Regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. Since the regulated assets earn a 10% annuity return on replacement cost, we effectively earn a real pre-tax 10% return on our regulated asset base. For the transmission sector, the 10% return is imbedded in Chilean law and is not subject to periodic regulatory review.
Customer Base:
Approximately 55% of our South American electricity transmission operations' revenues are derived from a number of long-term transmission contracts, primarily with power generators. These contracts have a pricing framework that is similar to the regulatory framework. The largest of these contracts expires in 2016. Following the expiration of these contracts, a majority of this contracted revenue will convert to the regulatory framework.
Cash Flow Profile:
Due to the regulatory framework and contracts, combined with the essential nature of the service, our South American electricity transmission operations have a very secure competitive position. Our South American electricity transmission operations generate stable revenue with no material volume risk, and in most instances, our revenue has automatic inflation escalators. Since the Chilean regulatory and contractual frameworks are based on replacement cost, our South American electricity transmission operations are not required to invest at its level of depreciation to prevent a decline in revenue. Since the system is in very good physical condition, maintenance capital expenditures are at relatively low levels. As a result of high profit margins combined with low maintenance capital expenditures, our South American electricity transmission operations generate strong cash flow.
Growth Opportunities:
Chile has economic generation that is many miles away from customers. Upgrades and expansions of the electricity transmission system will be required to connect this economic generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2010, the capital expenditure backlog (projects that have been awarded to our South American electricity transmission operations for which expenditures have not yet been made) was approximately $291 million. (Brookfield Infrastructure's portion is approximately $52 million.)

  North American Electricity Transmission Operations, Canada and United States

        Our North American electricity transmission operations consist of approximately 550 km of 44 kV to 230 kV transmission lines in the province of Ontario which conduct business as Great Lakes Power Transmission L.P., as well as the Texas Electricity Transmission Project, which is described further in the

48 Brookfield Infrastructure

Growth Opportunities section of the table below. The following table sets forth the significant characteristics of our North American electricity transmission operations:

Strategic Position:	Our North American electricity transmission operations include an important component of Ontario's transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario.
Regulatory Environment:
Our Ontario electricity transmission operations' revenues are 100% regulated under a historical cost of service regime. Transmission revenues are based on periodic rate cases in which the Ontario Energy Board determines allowed revenue that provides for recovery of operations maintenance, and financing costs plus an after-tax return on equity.
Customer Base:
Our North American electricity transmission operations have a broad customer base. Furthermore, transmission revenues in Ontario are assessed and collected on a province-wide basis, mitigating volume and credit risk.
Cash Flow Profile:
Based on the 2011/2012 rate review, our Ontario electricity transmission operations were allowed to earn a 9.66% return on the equity, which is deemed to be 40% of our rate base. In Ontario, regulated rate base is equal to the historic cost of the system assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads which are measured by the Independent Electricity System Operator. Due to the regulatory framework combined with the essential nature of the service, our Ontario electricity transmission operations have a secure competitive position and generate stable cash flow.
Growth Opportunities:
Ontario has adopted a very aggressive Renewable Portfolio Standard through the passage of the Green Energy Act. A cornerstone of the Act requires the decommissioning of existing coal plants and replacement with renewable and clean sources of power. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Upgrades and expansions of the electricity transmission system will be required to connect this generation to load centers to satisfy increased electricity demand resulting from economic growth. As an incumbent utility, our North American electricity transmission operations have an advantage in competing for these projects, and we have identified projects where, due to their geographic location and size, we believe that we have definitive and unique advantages for building and owning these new lines. In January 2009, Brookfield and its partner, Isolux, through a 50/50 joint venture were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the CREZ program. We anticipate commercial operation of the project in the beginning of 2013. Upon finalization of the route selection, we believe this investment opportunity could increase to approximately $700 million and our ownership is approximately 11% of this project. The project conducts business as WETT.

Brookfield Infrastructure 49

  Australasian Energy Distribution Operations, New Zealand

        Our Australasian energy distribution operations include New Zealand's second largest provider of regulated electricity and gas distribution services, with more than 420,000 connections across a service area of 39,000 km2 on the North Island of New Zealand. Our Australasian energy distribution operations conduct business as Powerco Limited, or Powerco. The following table sets forth the significant characteristics of our Australasian energy distribution operations:

Strategic Position:	Our Australasian energy distribution operations own and operate New Zealand's second largest electricity and gas distribution company with connections to more than 420,000 users, and account for approximately 46% of the gas and approximately 16% of the electricity connections throughout New Zealand.
Regulatory Environment:
Powerco's electricity and gas distribution businesses are subject to economic regulation administered by the New Zealand Commerce Commission, or the NZCC. Powerco's electricity distribution business is subject to a default price path, or DPP, set by the NZCC, which determines the maximum annual increase in prices that can be applied in accordance with an escalation mechanism equal to inflation less a factor determined by the NZCC. Powerco has the option of applying for a customized price path, or CPP, which the NZCC will assess against published criteria. Powerco's gas distribution business is subject to an Authorization issued by the NZCC which provides for price and quality thresholds. When the Authorization expires on July 1, 2012, Powerco's gas distribution business will become subject to the DPP/CPP regime.
Customer Base:
Electricity and gas users are largely residential, generally served by retail energy companies, which are customers of our Australasian energy distribution operation. A significant portion of the residential energy companies in New Zealand are state owned.
Cash Flow Profile:
Revenue is mainly based on regulated tariffs, with a significant portion being from state owned enterprises. Electricity, which represents 80% of revenue, has grown at a 4.1% compound annual growth rate over the past five years.
Growth Opportunities:	Opportunities for growth are driven by increased energy demand and consumption levels, new connections as a result of new housing developments and regional economic and population growth.

  European Energy Distribution Operations, United Kingdom

        Our European energy distribution operations is the second largest independent "last mile" natural gas and electricity connections provider in the United Kingdom, comprised of approximately 435,000 natural gas and electricity connections. Our European energy distribution operations conduct business as GTC. The following table sets forth the significant characteristics of our European energy distribution operations:

Strategic Position:	Our European energy distribution operations are the second largest independent connections business in the United Kingdom, and are currently the market leader in terms of new connection sales.

50 Brookfield Infrastructure

Regulatory Environment:	Our European energy distribution operations compete with other connection providers in the United Kingdom to secure contracts to construct, own and operate new natural gas and electricity connections. Then, once connections are established, our European energy distribution operations charge energy retailers a regulated tariff as described below.
Customer Base:
Our European energy distribution operations have a diverse customer base, throughout England, Scotland and Wales, that underpins its cash flow. Customers of our "last mile" electricity and gas connections business consist primarily of the big six U.K. energy retailers who serve residential and business users.
Cash Flow Profile:
In the United Kingdom, independent "last mile" connections businesses charge rates that are established based upon the tariff of the distribution utility, or DNOs, with which the independent connection provider is interconnected. The connection rate is typically adjusted annually and provides inflation protection by being linked to the regulated tariffs of the DNOs. During the first 20 years after the establishment of a connection, the gas connection rate is subject to a cap and floor that escalates by inflation less a factor determined by the U.K. regulator. Due to the average age of its asset base, our European energy distribution operations require minimal maintenance capital expenditures.
Growth Opportunities:
New connections in gas and electricity as the electricity market continues to open for independent connections providers and the housing market recovers, as well as opportunities for the construction and ownership of water and dark fiber connections and other sustainable energy solutions.

Transport and Energy Operations

Overview

        Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform's EBITDA is supported by long-term contractual revenues.

        Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Brookfield Infrastructure 51

        Our transport and energy platform is comprised of the following:

Energy Transmission

  •
  Operate 15,500 kilometers of natural gas transmission lines primarily in the United States

  •
  Serve 60% of the Chicago/Northern Indiana natural gas market

  •
  Operate 7% of U.S. natural gas storage capacity

Rail Operations

  •
  Operate 5,100 kilometers of tracks

  •
  Sole provider of rail service in Southwestern Western Australia

Port Operations

  •
  Handle 85 million tonnes of goods annually

  •
  Operate 22 ports across the United Kingdom, Europe and China

        Item 4.B "Business Overview—Ownership Interests" contains a table of our ownership interest in each of our operations.

Operations

  North American Gas Transmission Operations, United States

        Our North American gas transmission operations are comprised of the Natural Gas Pipeline Company of America, or NGPL, one of the largest natural gas transmission pipeline and storage systems in the United States. Our North American gas transmission operations' transportation system extends over 15,500 km, delivers approximately 2.2 trillion cubic feet of natural gas per year and also has seven major storage facilities with a combined working gas capacity of 275 billion cubic feet. The following table sets forth the significant characteristics of our North American gas transmission operations:

Strategic Position:	Our North American gas transmission operations is the largest provider of gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increase demand for our services. Our North American gas transmission operation provides transportation and storage to approximately 60% of the Chicago and Northern Indiana markets, and its storage facilities represent approximately 7% of total U.S. natural gas storage capacity.

The large geographical footprint of our North American gas transmission operations' pipeline system traverses several of the prolific natural gas supply basins in the United States. and also provides access to high growth basins including the Rockies, East Texas, Eagleford, Granite Wash, and Haynesville as well as liquefied natural gas supply from the Gulf Coast.

52 Brookfield Infrastructure

Regulatory Environment:	Our North American gas transmission operation regulated by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act. FERC provides a regulated framework for shippers and transmission pipeline owners to reach commercial agreement without direct intervention under a maximum rate regime, and there is no periodic rate case obligation. On November 19, 2009, FERC notified our North American gas transmission operations that it has commenced a proceeding pursuant to section 5 of the Natural Gas Act to review rates and determine whether they were just and reasonable. Our North American gas transmission operations negotiated a settlement with all interveners and FERC. On July 30, 2010, FERC determined that the settlement was fair and reasonable and in the public interest, and approved the settlement under its regulations.
Customer Base:
Our North American gas transmission operations have a diverse group of customers composed primarily of investment grade local distribution companies, producers, marketers, and industrial users. Its top ten customers account for over 60% of transportation and storage revenues.
Cash Flow Profile:
A majority of our revenues are generated under contracts with a demand charge and variable charge structure. The demand charge does not fluctuate with usage and is designed to cover fixed costs and our return of and return on our capital. The variable charge is designed to cover variable costs. Average contract terms are 2.8 years for transportation contracts and 3.5 years for storage contracts. Due to our strong market position in the Chicago and Northern Indiana market and our access to diverse sources of gas, we have a successful history of rolling over our contracts with customers.
Growth Opportunities:	Geographic proximity to large, emerging natural gas basins provides opportunity to continue extending the pipeline system to access new volumes.

  Australian Railroad Operations

        Our Australian railroad operations are comprised of a rail access provider in Western Australia, or WA, with a long-term arrangement to lease track from the WA government. Our Australian railroad operations lease and operate approximately 5,100 km of track and related infrastructure in Southwestern Australia which serves as a crucial transport link in the region. Our Australian railroad operations conduct business as WestNet Rail (to be shortly renamed Brookfield Rail). The following table sets forth the significant characteristics of our Australian railroad operations:

Strategic Position:	Our Australian railroad operations are the only rail network in the southwest region of WA providing access to the region's six ports for minerals, grain and interstate intermodal traffic.
Regulatory Environment:
The Economic Regulatory Authority has established an access regime which governs track segment revenue ceilings and floors, train management, train paths, and confidentiality. However, all of our Australian railroad operations' customers have negotiated their below-rail access agreements outside of the access regime, meaning that the regulatory ceilings do not apply.

Brookfield Infrastructure 53

Customer Base:	Our Australian railroad operations have access agreements with strong blue-chip customers, including a long-term agreement with Queensland Rail. Our Australian railroad operations' top nine customers contribute 90% of its revenue with contract expiration dates ranging from 2010 to 2026. The majority of customers are leading commodity companies.
Cash Flow Profile:
Our Australian railroad operations' revenue is derived from access charges paid by rail operators or directly by underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall cost of the commodities transported, the critical nature of the minerals, grain and interstate freight industries and long-term contracts with customers to ensure adequate access to the rail network, including some take-or-pay arrangements.
Growth Opportunities:
Our Australian railroad operations are well positioned to benefit from general increased economic activity in WA. It will also benefit from a number of mine expansions and new projects under development, which will require access to the system in order to transport these commodities to export markets. In total, we anticipate that these projects will increase the tonnage that is transported by our network by approximately 25 mtpa, or 50%. We expect the increase in tonnage related to these projects to begin in 2011 and continue through to 2014. While these mine expansion and new mine projects are well advanced, their ultimate timing is dependent on execution of the project by their sponsors and the availability of port capacity, both of which are beyond our control. In order to mitigate our capital at risk, we intend to structure our rail access agreements to include take-or-pay provisions and security for early termination to the extent possible.

Our infrastructure is a critical component of the logistics chain in WA as, in many cases, it is the only economically viable means for the output from these projects to reach the export market. Significant capital was invested to establish the existing railway corridor, and we have made additional investments to enhance capacity of certain sections of our network. Should all of these projects proceed as expected, we anticipate investing a further approximately $600 million of capital over the next several years to upgrade and expand our network. Combined with our previous investments, we expect this will result in incremental EBITDA of $150 million to $200 million per year.

  Port Operations, United Kingdom

        Our U.K. port operations is one of the largest port operators in the United Kingdom by volume and owns nearly 2,000 acres of land in proximity to the port. Our U.K. port is a "landlord" port with over 2,000 acres of land and operates as the statutory harbor authority, or SHA, out of Teesport and Hartlepool in the north of the United Kingdom. Our UK port operations also operate a number of other ports and logistics businesses elsewhere in the United Kingdom. Its status as an SHA enables it to charge conservancy tariffs for use of the Tees River and to operate as the port authority for Tees

54 Brookfield Infrastructure

River. Our U.K. port operations conduct business as Brookfield Ports (UK) Limited, or PD Ports. The following table sets forth the significant characteristics of our U.K. port operations:

Strategic Position:
Teesport is a large, deep-water port strategically located in a well-developed industrial area in Northern England. Our U.K. port operations' SHA status and good rail and road access provide barriers to entry.
Regulatory Environment:
Our U.K. port operations are unregulated. Our UK port operations status as the SHA for the Tees River provides us the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the Tees River in exchange for our obligations to maintain navigability of the waterway.
Customer Base:
Our U.K. port operations have a number of long-term contracts with strong, established counterparties, including large multinational corporations. The majority of its revenues are derived from customers with significant investment at or within close proximity to Teesport.
Cash Flow Profile:
Over 21% of our U.K. port operations' income is earned from conservancy tariffs related to the movement of cargo by established customers using the Tees River. Teesport's freehold land base of approximately 2,000 acres is strategically located in close proximity to its port locations and generates income from long-term property leases that account for 16% of our U.K. port operations income.
Growth Opportunities:
Due to increased fuel costs and congestion near London, many retailers have decided that it is more economical to deliver containers to ports such as Teesport from the ports of Southampton and Felixstowe rather than utilizing the road network. Due to its ability to access the Northern England market, our U.K. port operations are well positioned to benefit from this trend. In addition to recently completed distribution centers, a number of U.K. retailers are contemplating additional investment in distribution centers at or near the Tees River which will increase our revenue through additional conservancy volume, port services and potentially rental income, if such investments are made.

  European Port Operations, Europe and China

        Our port operations are comprised of a portfolio of port concession businesses in key strategic locations throughout Europe and in China. Our European port operations is a diversified business that handles heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operations make up one of the largest port operators in Europe and handle over 50 mtpa of cargo. Our European port operations conduct business as Euroports Holdings s.à.r.l., or Euroports. The following table sets forth the significant characteristics of our European port operations:

Strategic Position:
Our European port operations are positioned in 16 locations across continental Europe and consist of 485 hectares of long-term port concessions and over 31 km of quay length. With extensive infrastructure in place, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations provide extensive logistics services to its customers, creating barriers to entry.

Brookfield Infrastructure 55

Regulatory Environment:	Our European port operations conduct business in an unregulated economic environment.
Customer Base:
Our European port operations mainly serve industrial customers in the immediate vicinity of the ports under varied contract terms. Key customers have been long-term customers of the respective port businesses continuously for between 10 and 30 years.
Cash Flow Profile:
Income is earned from diversified operations with over 50 different types of products handled at 22 terminals located throughout seven countries in Europe and China. Several of these locations face limited competition for key products handled, which provides additional stability to cash flow.
Growth Opportunities:
Growth opportunities exist in the form of volume growth from increasing demand for bulk and general commodities as well as cross-selling opportunities to develop additional commercial activities with existing customers.

  European Energy Distribution Operations, Channel Islands and Isle of Man

        Our European energy distribution operations are comprised of the sole gas distributor and retailer of liquid petroleum gas, or LPG, and natural gas on the Channel Islands and Isle of Man, or the Offshore Islands. Our European energy distribution operations conduct business as International Energy Group, or IEG Distribution. The following table sets forth the significant characteristics of our European energy distribution operations:

Strategic Position:	Our European energy distribution operations are the sole provider of gas distribution and retail services on the Offshore Islands.
Regulatory Environment:	Our European energy distribution operations' assets are not regulated, but are ultimately subject to government oversight.
Customer Base:	The natural gas and LPG distribution customer base on the Offshore Islands is comprised of a large number of residential and commercial end users.
Cash Flow Profile:
Our European energy distribution operations' broad customer base and position as sole provider of natural gas and LPG service ensure a consistent cash flow stream in a market that requires these services to meet space heating and hot water demands.
Growth Opportunities:	Increased energy demand combined with the ability to set prices competitively provides the opportunity for growth in revenues for the business.

  Australian Energy Distribution Operations

        Our Australian energy distribution operations are comprised of a natural gas distributor in Tasmania, which supplies gas to residential, commercial and industrial customers via its distribution networks and an associated gas retail business. With approximately 730 km of distribution pipeline, it delivers around 2 billion cubic feet of gas per year to approximately 8,900 connections across Tasmania. Our Australian energy distribution operations conduct business as Tas Gas Networks and Tas Gas

56 Brookfield Infrastructure

Retail. The following table sets forth the significant characteristics of our Australian energy transmission operations:

Strategic Position:
Our Australian energy distribution operations are the sole provider of gas distribution services in Tasmania. Sizeable capital expenditures of approximately A$200 million have been incurred to establish this network, which creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business. Tas Gas Retail is one of two retailers trading across the natural gas distribution networks in Tasmania.
Regulatory Environment:	Our Australian energy distribution operation is not subject to economic regulation.
Customer Base:
Tas Gas Networks receives revenue from natural gas retailers who supply gas to approximately 8,900 residential, commercial and industrial customers connected to the network. Tas Gas Retail, as one of the natural gas retailers, receives revenue directly from its consumers.
Cash Flow Profile:
Our Australian energy distribution operations' cash flow stream is supported by the low cost of gas compared to electricity for residential customers while the investment made by industrial consumers to connect to the natural gas network creates a disincentive to switch.
Growth Opportunities:
The natural gas market in Tasmania is relatively new. The network currently fronts approximately 43,000 households with approximately 8,900 connections to date. Commercial and industrial growth is linked to the Tasmanian economy and alternate energy options, including cogeneration opportunities.

Timber Operations

        Our freehold timberlands comprise, on a proportionate basis, approximately 419,000 acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. Our timberlands are predominantly comprised of premium Douglas-fir, whitewood and cedar species suitable for high value structural and appearance applications. In addition, our timberlands are situated near the Pacific coast which provides ready access to export markets. While North America and Japan have historically been the primary markets driving our timber operations' results, Asian export markets have become increasingly important. Our land holdings also include, approximately 12,300 acres of higher and better use, or HBU, lands, which may have greater value if used for real estate development or other purposes.

        On a proportionate basis, our freehold timberlands have an estimated merchantable inventory of 29 million m3 of timber, which includes a deferred harvest volume of 3 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield, or LRSY. Our LRSY currently stands at 1.6 million m3 per year. As markets improve, we plan to ramp-up our production to monetize this deferred harvest volume over an approximate 10-year period. Our objective for our timber platform is to maximize the total return on the capital that we invest. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

        Our U.S. freehold timberlands conduct business as Longview Timber Holdings, Corp., or Longview, and our Canadian freehold timberlands conduct business as Island Timberlands Limited

Brookfield Infrastructure 57

Partnership, or Island Timberlands. The following table sets forth the significant characteristics of our freehold timberlands:

        Item 4.B "Business Overview—Ownership Interests" contains a table of our ownership interest in each of our operations.

  Freehold Timberlands, United States and Canada

Strategic Position:
Timber is a vital component of the global economy. Our U.S. and Canadian freehold timberlands are primarily comprised of softwood such as Douglas-fir and hemlock that are generally preferred over hardwood for construction lumber and plywood because of its strength and flexibility. Due to its product mix as well as coastal access, our U.S. timberlands have significant flexibility to optimize the products that it harvests against market opportunities to enhance profitability.
Regulatory Environment:
Our freehold timberlands operate in a regulated economic environment and are also certified under the Sustainable Forestry Initiative. This regulatory environment has been relatively stable over the past decade and allows access to all global markets.
Customer Base:	Our freehold timberlands have a broad base of domestic and international customers.
Cash Flow Profile:
Timber's unique characteristics provide the flexibility to match harvest levels to market conditions across market cycles. Thus, during periods of high prices, harvest levels are increased and, conversely, during weak pricing environments, timber harvests are curtailed.
Growth Opportunities:
We believe operating results will meaningfully improve following recovery in new home construction in the United States Although it is difficult to predict the timing and magnitude, we believe that we will achieve increased earnings due to improved pricing and increased harvest levels. As a result of a substantial surplus of merchantable inventory, we expect to increase harvest levels by approximately 90% (relative to 2009 levels) at our U.S. freehold timberlands and by approximately 65% (relative to 2009 levels) at our Canadian freehold timberlands and sustain this level for a 10-year period before returning to the long-run sustainable yield level.

Other Investments

        In addition to our investments in utilities, transport and energy operations and freehold timberlands, Brookfield Infrastructure holds certain other investments which together comprise less than 2% of our invested capital.

58 Brookfield Infrastructure

Ownership Interests

Operations	December 31, 2010	December 31, 2009
Utilities
Australian coal terminal operations(1)	71%	50%
South American electricity transmission operations	18%	18%
North American electricity transmission operations(1)	11%-100%	20%-100%
Australasian energy distribution operations	42%	17%
European energy distribution operations, United Kingdom	100%	40%
Transport and Energy
North American gas transmission operations	26%	11%
Australian railroad operations	100%	40%
UK port operations(1)	59%	55%
European port operations(2)	60%	24%
European energy distribution operations, Channel Islands and Isle of Man	100%	40%
Australian energy distribution operations	100%	40%
Timber
U.S. freehold timberlands(1)	30%	30%
Canadian freehold timberlands	38%	38%

(1)
All or a portion is held through Brookfield sponsored infrastructure funds.
(2)
Brookfield Infrastructure's ownership of the European port operations is subject to a share equalization scheme. Dependent upon the business' financial performance in 2012 and 2013, Brookfield Infrastructure's ownership will range between 35% and 65%. We currently expect that our ownership will decrease to approximately 40%.

Brookfield's Operations-Oriented Approach

        To execute our vision, we will seek to leverage our relationship with Brookfield. In each of its core sectors, Brookfield's strategy is to develop best-in-class operating platforms in order to acquire targeted assets and actively manage them to achieve superior returns on a long-term basis. Brookfield's operations-oriented approach is comprised of the following attributes:

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

Acquisition Strategy

        As we grow our asset base, we will target acquisitions in the following infrastructure sectors:

  •
  Utilities: electric transmission and electric and gas distribution;

  •
  Energy and Transport: oil and gas pipelines, gathering and storage systems, railroads, ports, toll roads and airports;

  •
  Timber: high quality species of timber in attractive locations; and

  •
  Other: social and industrial infrastructure.

        We will seek to leverage Brookfield's best-in-class operating platforms to invest in targeted assets and actively manage them to extract additional value following acquisition close. An integral part of our

Brookfield Infrastructure 59

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

        Brookfield has agreed that it will not sponsor arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B "Related Party Transactions—Relationship Agreement". Since Brookfield has large, well established operations in real estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield's timberland acquisitions in Eastern Canada and the Northeastern United States, we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield also recently appointed an affiliate as its exclusive vehicle for the acquisition of contracted hydro and wind power generation facilities located in Canada.

About Brookfield

        Brookfield is a global asset management company focused on property, power and other infrastructure assets with over $100 billion of assets under management, 18,000 operating employees, including approximately 500 investment professionals, worldwide. Brookfield's strategy, which is part of our strategy as well, is to combine best-in-class operating platforms and best-in-class transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns.

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

Intellectual Property

        Our partnership, as licensee, has entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B "Related Party Transactions—Licensing Agreement."

60 Brookfield Infrastructure

4.C    ORGANIZATIONAL STRUCTURE

Organizational Charts

        The chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and "GP Interest" denotes a general partnership interest and "LP Interest" denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B "Business Overview," Item 6.C "Board Practices" and Item 7.B "Related Party Transactions."

(1)
Brookfield's general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermudan corporation that is wholly-owned by Brookfield Asset Management, an Ontario corporation.
(2)
Brookfield's general partner interest is held through Infrastructure GP L.P., a Bermudan limited partnership, the sole general partner of which is the Infrastructure General Partner, a Bermudan corporation that is wholly-owned by Brookfield Asset Management, and the sole limited partner of which is Brookfield another wholly-owned affiliate of Brookfield Asset Management.
(3)
Brookfield's limited partnership interest in the Holding LP is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29% of our partnership's issued and outstanding units on a fully exchanged basis. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism."
(4)
Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—Holding LP and Holding Entities".
(5)
The Manager provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

Brookfield Infrastructure 61

Our Partnership

        We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.

        Our partnership is a Bermuda exempted limited partnership that was established on May 21, 2007. See Item 4.D "Property, Plant and Equipment" for information regarding our partnership's head office.

        Our partnership's sole material asset is its limited partnership interest in the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's limited partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner which is not required to make such distributions and our partnership cannot assure you that it will make such distributions as intended.

Our Manager and Brookfield

        The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our Managing General Partner

        Our Managing General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership's only interest in the Holding LP consists of limited partnership interests in the Holding LP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to a voting agreement, however, our partnership, through our Managing General Partner, has the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities. See Item 7.B "Related Party Transactions—Voting Agreements."

The Holding LP and Holding Entities

        Our partnership indirectly holds its interests in operating entities through the Holding LP and the Holding Entities. The Holding LP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Infrastructure GP LP and Infrastructure General Partner

        The Infrastructure GP LP serves as the general partner of Holding LP and has sole authority for the management and control of the Holding LP. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield Asset Management but controlled by our partnership, through our Managing General Partner, pursuant to a voting agreement. See Item 7.B "Related Party Transactions—Voting Agreements." The Infrastructure GP LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the general partnership interests of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions."

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risk Relating to Us and Our Partnership," Item 3.D "Risk Factors—Risk Relating to our

62 Brookfield Infrastructure

Relationship with Brookfield," Item 6.A "Directors and Senior Management," Item 7.B "Related Party Transactions," Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership," Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement" and Item 7.A "Major Shareholders."

4.D    PROPERTY, PLANT AND EQUIPMENT

        Our partnership's principal office is at 7 Reid Street, 4th Floor, Hamilton HM 11, Bermuda and its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. Our partnership does not directly own any real property.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry", "—Risks Relating to Us and Our Partnership—All of our infrastructure operations may require substantial capital expenditures in the future," "—Investment in infrastructure projects during the construction phase are likely to retain some residual risk," "—All of our operating entities are subject to government policy changes," "—Risks Relating to Our Timber Operations—A variety of factors may limit or prevent harvesting by our timber operations," and Item 5 "Operating and Financial Review and Prospects."

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

        Brookfield Infrastructure owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield's best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

        Our objective is to earn an annual total return of 12% to 15% on the infrastructure assets that we own, measured over the long-term. This return will be generated from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations, or FFO, per unit. If we are successful in doing so, we will be able to increase distributions to our unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested Capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See "—Operating Platforms" for more detail.

Brookfield Infrastructure 63

Distribution Policy

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. Our quarterly distribution was increased by 13% to $0.31 per unit in February 2011, following a 4% increase in February 2010.

Basis of Presentation

        These consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

        The results presented in this MD&A reflect the financial position and results of Brookfield Infrastructure's operations for the 12 month period ended December 31, 2010.

        For each operating platform—utilities, transport and energy, and timber—this MD&A outlines Brookfield Infrastructure's proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on our partnership's overall performance.

ACQUISITIONS AND DIVESTITURES

        On December 8, 2010, we completed a merger with Prime whereby Prime security holders received 0.24 units per Prime security held and an A$0.20 per Prime security special distribution. Pursuant to the merger, Brookfield Infrastructure acquired control of Prime, issuing approximately 50.7 million units with a value on issuance of $1.1 billion in order to increase its ownership of Prime from 40% to 100%. The merger implicitly valued Prime at $1.8 billion. A non-cash revaluation gain of $405 million was recognized as the consideration paid was less than the net fair value of the assets acquired.

        We are co-owners of a European-based port operator. Our current interest in the port is 60%; however, this ownership is subject to a share equalization scheme. Dependent upon the business financial performance in 2012 and 2013, this ownership will range between 35% and 65%. We currently expect that our ownership will decrease to approximately 40%.

REORGANIZATION OF BROOKFIELD INFRASTRUCTURE INTERESTS

        Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield Asset Management ("Brookfield"), Brookfield Infrastructure's ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield's indirect holdings in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (IFRS 3R), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance net out under the IFRS framework and pronouncements of other

64 Brookfield Infrastructure

standard-setting bodies. The consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

  •
  Assets and liabilities of Holding LP, and the partnerships interests in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and its UK port operation are reflected at their carrying amounts as at the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

  •
  In the partnership's consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flow, the partnership's freehold timberlands, Australian coal terminal and UK port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure's freehold timberlands, Brookfield acquired control prior to January 1, 2009; for Brookfield Infrastructure's UK port operation, Brookfield acquired control on November 20, 2009, and for Brookfield Infrastructure's Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

  •
  Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership's limited partnership units. This right is subject to the partnership's right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units. Including these units as partnership capital, total partnership capital at January 1, 2009, and at December 31, 2009, was $1,043 million and $1,877 million, respectively.

OUR OPERATIONS

        Our business is comprised of high-quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 77% of our EBITDA supported by regulated or contractual revenues. While each of our businesses has high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission Energy Distribution Coal Terminal Operations	North and South America Australasia and Europe Australia
Transport and Energy
	Energy Transmission Railroad Ports	Primarily North America Australasia Europe and China
Timber
	Freehold Timberlands	North America

Brookfield Infrastructure 65

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the volume of services that we provide and the price achieved for these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

        In this section, we review our performance and financial position for the 12 month period ended December 31, 2010. Further details on our operations and financial position are contained within the review of Operating Platforms.

        To measure performance, we focus on net income as well as funds from operations, or FFO, and adjusted funds from operations, or AFFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers. In addition, FFO and AFFO have limitations as analytical tools. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

        Our financial statements reflect a mix of consolidation and equity accounting. For more detail on the key drivers of our performance, refer to "—Operating Platforms".

        The following table summarizes the financial results of Brookfield Infrastructure.

	For the Year Ended December 31,
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2010	2009
Key Metrics
Funds from operations (FFO)(1)	$197	$49
Per unit FFO(1)	$1.79	$1.03
Payout ratio(2)	60%	118%
Growth of per unit FFO(1)	74%	—
Adjusted funds from operations (AFFO)(1)(3)	$148	$31
AFFO yield(1)(4)	8%	4%

(1)
Excluding gain on sale of TBE in 2009.

(2)
Payout ratio is defined as distributions to unitholders divided by FFO.

(3)
AFFO is defined as FFO less maintenance capital expenditures.

(4)
AFFO yield is defined as AFFO divided by average invested capital.

        For the 12 month period ended December 31, 2010, we generated FFO of $197 million or FFO per unit of $1.79. On an invested capital base of $2,893 million, this represents an AFFO yield of 8%, driven by strong returns on capital in our utilities and transport and energy businesses offset by below average returns in our timber business. Our FFO per unit increased by 74% over the prior year, primarily due to a full year contribution from the assets acquired in the Prime recapitalization in

66 Brookfield Infrastructure

November of 2009. For the year, our distribution of $1.10 per unit implied a payout of 60% of our FFO, which is at the low end of our targeted range. In February 2011, we increased our annual distribution to $1.24 per unit.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Summary Income Statement
Revenues	$634	$290
Cost of revenues	(413)	(198)
General and administrative expenses	(35)	(18)
Interest expense—corporate borrowings	(8)	(8)
Interest expense—non-recourse borrowings	(136)	(95)
Earnings from investments in associates	52	14
Gain on sale of TBE, net	—	68
Fair value gains and other items	433	—
Net income attributable to partnership	467	25

        For the 12 month period ended December 31, 2010, we recorded net income of $467 million, compared to $25 million in the same period of 2009. The increase from the prior period is primarily a result of a $433 million non-cash revaluation gain recognized upon the completion of the Merger Transaction.

        Revenue less cost of revenues and general and administrative expenses for the period increased by $112 million, reflecting the full year contribution of our U.K. port operations and one month from the assets owned by Prime following acquisition of control through the Prime merger.

	As of December 31,
MILLIONS, UNAUDITED	2010	2009
Summary Balance Sheet
Cash and cash equivalents	$154	$107
Total assets	13,109	6,046
Corporate borrowings	18	—
Non-recourse borrowings	4,575	1,985
Non-controlling interest	1,605	1,281
Partnership capital	3,380	1,877

        As of December 31, 2010, we had $13,109 million in assets and $3,380 million in partnership capital compared to $6,046 million in assets and $1,877 million in partnership capital at December 31, 2009. The increase in assets reflects the acquisition of Prime as a result of the Merger Transaction. The increase in partnership capital is primarily attributable to $1.1 billion of equity issued to complete the merger and the $433 million non-cash revaluation gain.

        Corporate borrowings totaled $18 million at year end compared to a nil balance at the prior year end. Our consolidated balance sheet as of December 31, 2010 reflects $4,575 million of non-recourse borrowings compared to $1,985 million as of December 31, 2009, as a result of the acquisition of Prime. Our consolidated debt to capitalization ratio is 48%.

        In 2010, our partnership increased the size of its senior secured revolving credit facility increased by $500 million to a total of $700 million all of which is available for investments and acquisitions, as well as general corporate purposes. As of December 31, 2010, we had $682 million of undrawn commitments under this facility.

        As noted in Item 3.D "Risk Factors", general economic and business conditions that impact the debt or equity markets, such as the 2008 / 2009 global financial crisis, could impact the availability of

Brookfield Infrastructure 67

credit to, and cost of credit for, Brookfield Infrastructure. The amount of interest charged on Brookfield Infrastructure's facilities will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact Brookfield Infrastructure's business, financial condition and results of operations.

        In addition, some of our operations either currently have a credit rating, or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

        The following table presents selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Net income by segment
Utilities	$45	$70
Transport and energy	75	4
Timber	24	(50)
Corporate and other	323	1

Net income attributable to partnership	$467	$25

EBITDA by segment
Utilities	$227	$89
Transport and energy	169	24
Timber	36	21
Corporate and other	(42)	(16)

EBITDA	$390	$118

FFO by segment
Utilities	$144	$129
Transport and energy	91	13
Timber	11	(3)
Corporate and other	(49)	(22)

Funds from operations (FFO)	$197	$117

68 Brookfield Infrastructure

Balance Sheet

	As of December 31,
MILLIONS, UNAUDITED	2010	2009
Total assets by segment
Utilities	$3,695	$2,181
Transport and energy	3,396	1,456
Timber	1,062	1,048
Corporate and other	79	135

Total assets	$8,232	$4,820

Net debt by segment
Utilities	$2,325	$1,445
Transport and energy	1,945	970
Timber	460	475
Corporate and other	122	53

Total net debt	$4,852	$2,943

Partnership capital by segment
Utilities	$1,370	$736
Transport and energy	1,451	486
Timber	602	573
Corporate and other	(43)	82

Total partnership capital	$3,380	$1,877

OPERATING PLATFORMS

        In this section, we review the results of our principal operating platforms: utilities, transport and energy and timber.

Utilities Operations

        Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Approximately 100% of our utility platform's EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Brookfield Infrastructure 69

        Our utilities platform is comprised of the following:

Coal Terminal Operations

  •
  Operate one of the world's largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

  •
  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

  •
  Operates 8,750 kilometers of transmission lines in North and South America

  •
  Transmits electricity to 98% of the population of Chile

Energy Distribution

  •
  Operates 864,000 electricity and natural gas connections

  •
  One of the largest independent operators of utility connections in the United Kingdom and one of the largest distributors of energy in New Zealand

Results of Operations

        The following table presents the roll-forward of our rate base and selected key metrics:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Rate base, start of year	$1,891	$538
Impact of acquisitions	1,185	1,284
Capital expenditures commissioned	69	13
Inflation and other indexation	65	(16)
Regulatory depreciation	(49)	(24)
Foreign exchange	21	96

Rate base, end of year	$3,182	$1,891

Funds from operations (FFO)(1)	$144	$61
Maintenance capital	(13)	(12)

Adjusted funds from operations (AFFO)	$131	$49

Return on rate base(2)	11%	14%
AFFO yield(3)	15%	15%

(1)
Excludes gain on sale of TBE in 2009.

(2)
Return on rate base is EBITDA divided by average rate base.

(3)
AFFO yield is AFFO divided by average invested capital.

        The rate base for our utilities platform increased by 68% to $3,182 million during the year ended December 31, 2010 due primarily to the Merger Transaction whereby we acquired the remaining 60% of Prime. Our return on rate base for 2010 was 11% versus 14% in the prior year, primarily due to a change in our assets mix as a result of the Merger Transaction. For the year ended December 31, 2010, our utilities platform generated FFO of $144 million, compared to $61 million in the prior year, excluding a one-time gain of $68 million on the 2009 sale on TBE. After deducting maintenance capital

70 Brookfield Infrastructure

expenditures of $13 million, our weighted average AFFO yield was 15% on an invested capital base of $1,298 million. Our AFFO yield and return on rate base for the year were driven by strong performances by our Australian coal terminal and our electricity transmission businesses (see details below).

        The following table presents our utilities platform's proportionate share of financial results:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Revenue	$331	$117
Costs attributed to revenues	(104)	(31)
Dividend income	—	3

EBITDA	227	89
Other income	—	2
Gain on sale of investment (after-tax)(1)	—	68
Interest expense	(81)	(29)
Cash taxes	(2)	(1)

Funds from operations (FFO)	144	129
Depreciation and amortization	(60)	(22)
Unrealized losses on derivative instruments	(18)	(15)
Deferred taxes and other items	(21)	(22)

Net income	$45	$70

(1)
Gain on sale of TBE, net of cash taxes paid.

        For the year ended December 31, 2010, our utilities platform generated EBITDA and FFO of $227 million and $144 million, respectively, compared to $89 million and $61 million in the comparable period of 2009, excluding the one-time gain on the sale of TBE in 2009. The increase in FFO is primarily attributable a full year of contribution from the assets acquired in the Prime recapitalization in November 2009 when we acquired a 40% interest in Prime, as well as the impact of the Merger Transaction.

Brookfield Infrastructure 71

        The following table presents proportionate EBITDA and FFO for each operation in this platform:

	For the Year Ended December 31,
	EBITDA		FFO
MILLIONS, UNAUDITED	2010	2009	2010	2009
Coal Terminal Operation
Australia	$97	$11	$59	$5
Electricity Transmission Operations
South America	51	48	39	36
North America	27	22	17	15
Energy Distribution Operations
Australasia	29	3	15	1
Europe	23	2	14	—
Other(1)	—	3	—	4

Total	$227	$89	$144	$61

(1)
Excludes gain on sale of TBE in 2009.

        Our Australian coal terminal and our South American electricity transmission operations were responsible for 65% of EBITDA and 68% of FFO in our utilities platform.

        For the year, our Australian coal terminal reported EBITDA and FFO of $97 million and $59 million, respectively, in line with our expectations given the nature of the take-or-pay contracts with our mining customers.

        From December 2010 through February 2011, Queensland, Australia was devastated by torrential rainfall that was 300% above normal levels. This has caused wide-spread flooding in the region, including at the coal mines in the Bowen Basin. As a result, coal production was substantially curtailed, and the rail network was operating under speed restrictions. On December 24, 2010, a Pacific National train derailed approximately 35 km west of our Australian coal terminal, which prevented coal from being received at the terminal until January 1, 2011. During December and January, our Australian coal terminal operated at approximately 55% of its 85 mtpa capacity. Despite the devastation caused by this severe weather, we can report that the terminal's financial performance was not impacted due to resilient take-or-pay contracts that do not have force majeure provisions.

        Our South American electricity transmission operations' EBITDA and FFO for the period were $51 million and $39 million, respectively, versus $48 million and $36 million in 2009. The increases in EBITDA and FFO are mainly attributable to indexation and growth capital expenditures, which increased our recurring EBITDA by approximately $10 million, partially offset by a retroactive sub-transmission reassessment received in the prior year of approximately $5 million.

        Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts, which are a part of our net investment hedge program. Depreciation and amortization totaled $60 million for the year ended December 31, 2010, compared to $22 million in the prior year. The increase primarily related to our larger asset base.

  Regulatory Update

        Our utilities businesses have periodic reviews of their rates by regulators. However, our regulatory risk is reduced due to the number of jurisdictions in which we operate.

        In December 2010, our Australian coal terminal's Draft Access Undertaking was approved by the Queensland Competition Authority, or QCA, effectively maintaining the current formula for calculating

72 Brookfield Infrastructure

our regulated WACC. The WACC that will apply to the new access undertaking is 9.86% compared with 8.9% for the prior period. This increased WACC translates into an incremental $70 million of revenue and EBITDA over the 5.5 year regulatory period commencing January 1, 2011.

  Business Development and Outlook

        Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest, which is consistent with the 12% to 15% return objective for our overall business.

        Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not invested the capital.

        The following table presents the roll-forward of our capital project backlog for the year ended December 31, 2010:

MILLIONS, UNAUDITED
Capital project backlog, start of period	$276
Additional capital projects	28
Less capital expenditures spent	(66)
Impact of merger	79
Foreign exchange and other	(7)

Capital project backlog, end of period	$310

        We finished 2010 with a capital expenditure backlog of $310 million, an increase of $34 million compared with the prior year. In addition to the Merger Transaction, the increase is largely attributable to a transmission line that our South American electricity transmission operation is building for a mining company to facilitate an expansion of its copper mine. We are planning on closing the construction financing for our Texas electricity transmission project in the first half of 2011; following approval of our final certificate of convenience and necessity, we will begin construction on schedule in the latter half of the year. In 2011, we will endeavor to progress discussions with the customers of our Australian coal terminal operation regarding the Dudgeon Point expansion.

        While our maturity profile is relatively modest in 2011 and 2012, we have been working hard to extend the duration of our debt portfolio to take advantage of the current low interest rate environment. In January 2011, we launched a $300 million issue in the Chilean capital markets to refinance a 2011 maturity. As a result of strong demand, our South American electricity transmission operation executed its lowest cost and longest term debt issue ever, with an average life of 18 years. In March 2011, our Australian coal terminal operation concluded agreements relating to a $600 million private placement in the United States. The proceeds of this private placement will be used to refinance debt that was due to mature in 2011 and for general working capital purposes. This refinancing consisted of $300 million of debt at nine years and $300 million at 12 years, which have been swapped to a fixed AUD rate of 7.6% and 7.7%, respectively. This result is an improvement over our underwriting model as we had assumed all-in rates of 8.5% for these refinancings. The expected timing for the closing and funding of this financing is mid-March 2011 for the 12 year and end of April 2011 for the nine year debt, subject to final lender due diligence.

Brookfield Infrastructure 73

        Please refer to Item 3.D. "Risk Factors—Risks Relating to Us and Our Partnership—All of our infrastructure operations may require substantial capital expenditures in the future".

Transport and Energy Operations

        Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform's EBITDA is supported by long-term contractual revenues.

        Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

        Our transport and energy platform is comprised of the following:

Energy Transmission

  •
  Operates 15,500 kilometers of natural gas transmission lines primarily in the United States

  •
  Serves 60% of the Chicago/Northern Indiana natural gas market

  •
  Operates 7% of U.S. natural gas storage capacity

Rail Operations

  •
  Operates 5,100 kilometers of tracks

  •
  Sole provider of rail service in Southwestern Western Australia

Ports Operations

  •
  Handles 85 million tons of goods annually

  •
  Operates 22 ports across the United Kingdom, Europe and China

74 Brookfield Infrastructure

Results of Operations

        The following table presents the key metrics of our transport and energy platform:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Growth capital expenditures	$61	$—
EBITDA margin(1)	31%	42%
Funds from operations (FFO)	$91	$13
Maintenance capital	(33)	—

Adjusted funds from operations (AFFO)	$58	$13

AFFO yield(2)	9%	15%

(1)
EBITDA margin is EBITDA divided by revenues.

(2)
AFFO yield is AFFO divided by average invested capital.

        Our transport and energy platform earned FFO of $91 million for the year ended December 31, 2010. After deducting maintenance capital expenditures of $33 million, we generated a weighted average AFFO yield of 9% on an invested capital base of $1,235 million, compared with 15% in the prior year. The comparison with the prior year is not meaningful as we only owned our assets for one month in 2009. However, our AFFO yield for the current year was impacted by lower FFO in our North American gas transmission operation (see detail below) due to the implementation of its reduction in rates and soft market conditions, and in our Australian railroad operations due to higher maintenance capital expenditures and to a weak fourth quarter that was impacted by lower grain harvest volumes due to drought conditions.

        The following table presents our transport and energy platform's proportionate share of financial results:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Revenues	$548	$57
Cost attributed to revenues	(379)	(33)

EBITDA	169	24
Other income	1	(1)
Interest expense	(79)	(9)
Cash taxes	—	(1)

Funds from operations (FFO)	91	13
Depreciation, depletion and amortization	(72)	(4)
Deferred taxes and other items	56	(5)

Net income	$75	$4

        For the year ended December 31, 2010, our transport and energy platform generated EBITDA and FFO of $169 million and $91 million, respectively, compared to $24 million and $13 million, respectively, in the same period of 2009, as a result of a full year of contribution from the assets acquired in the Prime recapitalization in November 2009 when we acquired 40% of Prime as well as the impact of the Merger Transaction.

Brookfield Infrastructure 75

        The following table presents proportionate EBITDA and FFO for each business in this operating platform:

	For the Year Ended December 31,
	EBITDA		FFO
MILLIONS, UNAUDITED	2010	2009	2010	2009
Energy Transmission
North America	$62	$9	$35	$5
Other	7	—	4	—
Rail road
Australia	42	4	26	3
Ports
United Kingdom	32	4	17	2
Europe	26	7	9	3

Total	$169	$24	$91	$13

        Our North American gas transmission operations, U.K. port operations and Australian railroad operations were responsible for 80% of EBITDA and 86% of FFO in our transport and energy platform.

        Our North American gas transmission operations reported EBITDA and FFO of $62 million and $35 million, respectively, for 2010. This performance was below expectations due to the implementation of the rate settlement on July 30, 2010, combined with softening market conditions for certain products such as sales of retained natural gas, market sensitive transportation capacity and line pack services, offset by lower maintenance expenses.

        Our U.K. ports operation reported EBITDA and FFO of $32 million and $17 million, respectively, for 2010, which was consistent with our expectations. We continue to benefit from volume growth in our Teesport container operations, which increased by 40% over last year. In addition, our results were favorably impacted by higher conservancy revenues. The volume growth in our container business was somewhat offset by lower margins due to inefficiencies arising from operating at full capacity. The container terminal expansion project, discussed below, will increase capacity and is expected to restore margins in this segment to historical levels.

        Our Australian railroad operations reported EBITDA and FFO of $42 million and $26 million, respectively, for the year. These results were somewhat below expectations as a result of weak grain volume due to the drought in Western Australia. Our results were also impacted by higher maintenance costs.

  Business Development and Outlook

        In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers' growth requirements.

76 Brookfield Infrastructure

        The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next 24 months:

MILLIONS, UNAUDITED
Australian railroad operations	$490
U.K. port operations	16

Total growth capital expenditures	$506

        Driven by strong commodity prices, we are currently pursuing a number of significant projects to upgrade and expand the capacity of our Australian railroad operations to serve our customers' growth objectives. These projects, if completed, will serve a diverse group of new mines, mine expansions and industrial projects. Of these projects, the following six are notable as they are well advanced and significant in scale:

  •
  Extension Hill iron ore project;

  •
  Karara iron ore project;

  •
  Worsley Alumina expansion;

  •
  Koolyanobbing iron ore mine expansion;

  •
  Yilgarn iron ore project; and

  •
  Collie urea project.

        In total, we anticipate that these projects will increase the tonnage that is transported by our network by approximately 25 mtpa, or 50%. Contracts are either in place with each of these customers or currently under negotiation. We expect the increase in tonnage related to these projects to begin later this year and continue through to 2014. While each of these projects is well advanced, their ultimate timing is dependent on the execution of the project by their sponsors and the availability of port capacity, both of which are beyond our control. In order to mitigate our capital at risk, we intend to structure our current and proposed rail access agreements to include take-or-pay provisions and security for early termination to the extent possible.

        Our infrastructure is a critical component of the logistics chain in Western Australia as, in many cases, it is the only economically viable means for the output from these projects to reach the export market. Significant capital was invested to establish the existing railway corridor, and we have made additional investments to enhance capacity of certain sections of our network. Should all of these projects proceed as expected, we anticipate investing a further approximately $600 million of capital over the next several years to upgrade and expand our network. Combined with our previous investments, this will result in incremental EBITDA of $150 million to $200 million per year.

        As previously reported, Western Australia has been impacted by drought conditions which caused the 2010 grain harvest to be downgraded. While conditions have been more favorable than we initially anticipated, we are projecting a 40% reduction in grain volumes, which represents an approximately A$16 million reduction to revenues through the middle of 2011. During the fourth quarter of 2010, we aggressively reviewed our operating cost structure in order to implement savings, and we anticipate being able to mitigate a significant amount of this revenue shortfall.

        Our U.K. port operations continue to perform well despite a weakened U.K. economy. Volumes in the chemical sector are low relative to historical levels but have begun to recover. At current volume levels, we have been able to increase pricing, which has improved our profitability. In addition, our Teesport container volumes increased by 40% versus last year as a result of two recently completed distribution centers by Tesco and ASDA. This growing segment is operating at capacity. We have

Brookfield Infrastructure 77

commenced the first phase of a £17 million expansion of our container terminal which will increase capacity at Teesport from 235,000 TEUs to 450,000 TEUs and enable us to restore the margin of this segment of our business to historic levels. Finally, we have finalized negotiations with Corus following the closure of its Teeside blast furnace. Under the terms of the settlement, Corus is paying us £2 million related to its minimum volume guarantees. Corus has executed a memorandum of understanding for the sale of its Teeside operation to Sahaviriya Steel Industries, or SSI, the largest Thai steel producer. Should the sale take place and the blast furnace reopen, results at our U.K. operations would be positively impacted. Based on Corus' historical performance, this could increase our EBITDA by £4 million to £6 million per year.

Timber

        Our timber platform consists of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the United States. Our timberlands are predominantly comprised of premium Douglas-fir, whitewood and cedar species suitable for high value structural and appearance applications. In addition, our timberlands are uniquely situated near the Pacific coast, which provides ready access to export markets. While we benefit from strong export markets, North American housing starts remain the primary driver of our timber operations' results. Our land holdings also include a substantial amount of higher and better use, or HBU, lands, which may have greater value if used for real estate development or other purposes.

        The following table presents our proportionate share of selected statistics of our timberlands:

	As of December 31,
UNAUDITED	2010	2009
Timberlands (000's acres)	419	420
HBU lands (000's acres)	12	12
Long-run sustainable yield (millions cubic meters per year)	1.6	1.6
Deferred harvest volume (millions cubic meters)	3.0	2.9

        Our timberlands have an estimated merchantable inventory of 29.1 million cubic meters of timber, which includes a deferred harvest volume of 3.0 million cubic meters. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield, or LRSY. As markets improve, we plan to increase our production to monetize this deferred harvest volume over an approximate 10-year period.

        One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest level as well as the markets into which we sell in order to maximize value. Based on anticipated market conditions, we plan our annual harvest to produce the products that offer the most attractive margins. Furthermore, we shift product sales between the domestic and export markets to maximize realized prices of our logs, net of transportation costs. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest. Our performance can be measured by our harvest level, EBITDA margin and AFFO yield.

78 Brookfield Infrastructure

Results of Operations

        The following table summarizes our harvest, sales and average realized price by species for our timber operations:

	For the Year Ended December 31, 2010				For the Year Ended December 31, 2009
UNAUDITED	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	604	632	$87	$54	502	538	$78	$42
Whitewood	341	373	72	27	237	258	61	16
Other species	280	292	71	21	235	261	70	18

	1,225	1,297	$79	$102	974	1,057	$72	$76
HBU and other sales				4				1

Total				$106				$77

        From a macroeconomic perspective, U.S. housing starts increased 6% over the 2009 level to 588,000. This level remains at approximately 40% of long-term trend levels as a result of the continuing overhang from the inventory of foreclosed homes.

        Our average realized price for Douglas-fir and whitewood increased by 12% and 19%, respectively, over the prior year. In 2010, conditions in the domestic market improved considerably compared to 2009 as local consumers were forced to compete with strong off-shore demand for logs. Inventory restocking by domestic sawmills in the second quarter also contributed to the year-over-year price improvements. Net prices in key off-shore markets, such as Japan, South Korea and China, improved dramatically year-over-year, with Douglas-fir prices in these markets increasing by 7%, 15% and 13%, respectively. Whitewood prices in South Korea and China increased by 33% and 24%, respectively, over the prior year.

        In response to a stronger price environment, we increased harvest volumes of Douglas-fir and whitewood by 21% and 44%, respectively, compared with 2009. However, our harvest for the year was 77% of our LRSY due to a relatively low level of production of our high value Douglas-fir.

	For the Year Ended December 31,
MILLIONS UNLESS OTHERWISE NOTED, UNAUDITED	2010	2009
Harvest (000's m3)	1,225	974
EBITDA margin(1)	34%	28%
Funds from operation (FFO)	$11	$(3)
Maintenance capital	(3)	(6)

Adjusted funds from operations (AFFO)	$8	$(9)

AFFO yield(2)	2%	(2% )

(1)
EBITDA divided by revenue.

(2)
AFFO divided by average invested capital.

Brookfield Infrastructure 79

        The following table presents our timber platform's proportionate share of financial results:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Revenue	$106	$77
Cost attributed to revenues	(70)	(56)

EBITDA	36	21
Other income	3	2
Interest expense	(28)	(26)

Funds from operations (FFO)	11	(3)
Performance fee	—	5
Fair value adjustments	10	(66)
Deferred taxes and other items	3	14

Net income (loss)	$24	$(50)

        For the year ended December 31, 2010, our timber operations generated FFO of $11 million, compared to negative $3 million in the prior year. This implies an AFFO yield of 2%. Our timber platform is not expected to earn a normalized AFFO yield until there is a sustained recovery in log prices that justifies increasing harvest levels of our high-margin Douglas-fir logs to our long-term harvest plan.

        Our average realized log price for the year increased by almost 10% over the prior year to $79 per cubic meter, reflecting improved conditions in both domestic and export markets. Overall, sales volumes increased by 23% compared with the prior year. We continued our active participation in off-shore markets with export volumes representing 46% of shipments in 2010, compared to 42% in 2009. Harvest and delivery costs per unit were unchanged from 2009. As a result of these factors, EBITDA margin increased to 34% from 28% in the prior year.

        Our revenue from HBU land and other sales was $4 million for the period compared to $1 million in 2009.

        For the year ended December 31, 2010, fair value adjustments were $10 million compared to negative $66 million in the prior year. This reflects adjustments to appraised values of our timberlands and is the result of changes in the underlying valuation assumptions used by the appraisers, including discount rates, future timber prices, future harvest costs and future harvest schedule.

  Outlook

        The rapid development of the Chinese market has been particularly encouraging for our timber business. Due to changes in building codes, the Chinese market is increasing its purchases of higher-grade Douglas-fir logs in order to produce structural lumber. In 2010, shipments of logs to China represented 36% of total export volume, up from 11% in 2009.

        Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the markets that we serve:

  •
  the mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the interior of the United States;

  •
  increasing demand from Asian markets and the rapidly expanding bio-fuel industry; and

  •
  continuing withdrawals of timberlands for conservation and alternate uses.

80 Brookfield Infrastructure

CORPORATE AND OTHER

        The following table presents the components of Corporate and Other, on a proportionate basis, for the 12 months ended December 31, 2010 and 2009:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
General and administrative costs	$(18)	$(8)
Base management fee	(28)	(10)
Other income	8	2
Financing costs	(11)	(6)

Funds from operations (FFO)	(49)	(22)
Revaluation gain	405	—
Deferred taxes and other	(33)	23

Corporate and other	$323	$1

        General and administrative costs were higher in 2010 compared to the prior year primarily as a result of the inclusion of our proportionate share of Prime's corporate, general and administrative expenses for a full year following the Prime recapitalization.

        Pursuant to the Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value. This fee increased over the prior year due to the $940 million equity offering completed in November of 2009, the $1.1 billion equity offering completed in December 2010 and the increased trading price of our units.

        Following the Merger Transaction, a substantial amount of the corporate and administrative services that were formerly provided by Prime will be provided by Brookfield under the Master Services Agreement. As a result, a substantial amount of these costs have been absorbed by Brookfield. Prospectively, we anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $8 million to $10 million per year.

        Included in other income is non-recurring interest income of $3 million associated with the final close of the Brookfield-sponsored infrastructure fund. Also included in other income are realized gains of $1 million on the settlement of forward contracts to purchase pound sterling with respect to our equity investment in the Peterborough Hospital project.

        Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $4 million for the year ended December 31, 2010. Financing costs for the year were in-line with the comparable period in the prior year.

Other Investments

        Other Income includes the results from our 30% interest in a U.S. hydro facility and our investments in three PPPs. On a proportionate basis, our other investments earned FFO of $2 million in 2010, which is comparable to 2009.

        The interest in the U.S. hydro facility was acquired on March 17, 2010 for $8 million. Both units of this two unit hydro facility are being rebuilt, and we have invested an additional $1 million to fund our share of these repairs.

        Our PPPs differ from our other infrastructure assets. PPPs have finite concessions of between 25 to 30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations includes IFRS net income plus depreciation less

Brookfield Infrastructure 81

debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term contracts combined with long-term financing arrangements.

        We have a commitment to fund our share of the additional required equity investment for the Peterborough Hospital project. During the year, we funded approximately $11 million.

        Subsequent to year end, Brookfield Infrastructure entered into an agreement to sell its two Australian PPPs for $15 million.

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

        Our estimated corporate liquidity as of December 31, 2010 was as follows:

MILLIONS, UNAUDITED	As of December 31, 2010
Cash(1)	$2
Availability under committed credit facility(1)	700
Draw on credit facility	(18)

Estimated corporate liquidity(1)	$684

(1)
Corporate level only.

        Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2010, $18 million was drawn on this facility.

        We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavor to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years.

82 Brookfield Infrastructure

        On a proportionate basis, scheduled principal repayments for our borrowings over the next five years as of December 31, 2010 are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2011(3)	2012	2013	2014	2015	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$—	$—	$18	$—	$—	$—	$18
Subsidiary borrowings	2	—	115	—	—	—	—	115

Total recourse borrowings	2	—	115	18	—	—	—	133

Non-recourse borrowings(1),(2)
Utilities	6	590	80	582	83	46	999	2,380
Transport and energy	6	69	374	402	475	9	734	2,063
Timber	7	—	—	136	—	130	208	474

Total non-recourse borrowings(1),(2)	6	659	454	1,120	558	185	1,941	4,917

Total borrowings	6	$659	$569	$1,138	$558	$185	$1,941	$5,050

Cash retained in businesses
Utilities								$55
Transport and energy								118
Timber								14
Corporate								11

Total cash retained								$198

Net debt
Utilities								$2,325
Transport and energy								1,945
Timber								460
Corporate								122

Total net debt								$4,852

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

(3)
Subsequent to year end, our utilities operations refinanced $470 million, on a proportionate basis, of the debt due in 2011.

        Our debt has an average term of six years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of December 31, 2010 was 59%.

Brookfield Infrastructure 83

        The following table summarizes our proportionate average debt balance allocated to each operating platform:

	For the Year Ended December 31, 2010			For the Year Ended December 31, 2009
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$1,469	5.5%	$81	$470	6.0%	$28
Transport and energy	1,143	6.9%	79	154	5.8%	9
Timber	474	5.9%	28	475	5.3%	25
Subsidiary corporate borrowings	115	5.2%	6	54	3.7%	2
Corporate borrowings	2	5.1%	—	—	—	—

Total	$3,203	6.1%	$194	$1,153	5.6%	$64

        Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

        Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31,
MILLIONS, UNAUDITED	2010	2009
Consolidated borrowings	$4,593	$1,985
Less: borrowings attributable to non-controlling interest	(1,675)	(1,208)
Premium on debt	154	—
Add: Proportionate share of borrowings of equity accounted investments
Corporate	—	53
Utilities	675	1,331
Transport and energy	1,303	782

Proportionate debt	$5,050	$2,943

FOREIGN CURRENCY HEDGING STRATEGY

        To the extent it makes economic sense to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

  •
  we leverage any natural hedges that may exist within our operations;

  •
  we utilize local currency debt financing to the extent possible; and

  •
  we may utilize derivative contracts to the extent that natural hedges are insufficient.

84 Brookfield Infrastructure

        The following table presents the hedged position of our equity investment in foreign currencies as of December 31, 2010:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CAD	GBP	EUR
Equity Investment—US$	$1,199	$1,503	$167	$94	$303	$114
FX contracts—US$	637	(455)	(74)	—	(74)	(34)

Net unhedged—US$	n/a	1,048	93	94	229	80
Equity Investment—natural currency	1,199	1,470	214	94	194	85
FX contracts—natural currency	637	(444)	(95)	—	(48)	(25)

Unhedged position in natural currency	n/a	$1,026	$119	$94	$146	$60
% of Equity Investment hedged	n/a	30%	44%	—	25%	29%

        At December 31, 2010, we had hedges in place equal to approximately 30% of our equity investment in foreign currencies. We recorded losses of $53 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation gains of $112 million recorded during the year.

CAPITAL REINVESTMENT

        Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources, including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the year, we generated $105 million of cash available for re-investment in our business, and we invested $130 million in growth capital projects.

        The following table highlights the cash flow generated during the year which was available for reinvestment in our business:

MILLIONS, UNAUDITED	For the Year Ended December 31, 2010
Funds from operations (FFO)	$197
Less maintenance capital	(49)

Adjusted funds from operations (AFFO)	148
Disposals	74
Distributions	(117)

Funds available for reinvestment	$105

Brookfield Infrastructure 85

        The following table presents the components of growth and maintenance capital expenditures:

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Growth capital expenditures by segment
Utilities	$69	$25
Transport and energy	61	—
Timber	—	—

	$130	$25

Maintenance capital expenditures by segment
Utilities	$13	$12
Transport and energy	33	—
Timber	3	6

	$49	$18

        Based on our current operations, we expect that maintenance capital expenditures will be in the range of $90 million to $100 million in 2011.

PARTNERSHIP CAPITAL

        As of December 31, 2010, our partnership owns limited partnership units that represent approximately 71% of the Holding LP's total outstanding units, and Brookfield owns Redeemable Partnership Units that represent approximately 28% of the Holding LP's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire all units so presented to the Holding LP in exchange for units on a one-for-one basis, subject to certain customary adjustments. As these Redeemable Partnership Units can be settled on a one-for-one basis at the sole discretion of our partnership with our units, Brookfield Infrastructure classifies these units as limited partnership units of our partnership. Based on the number of units outstanding as of December 31, 2010, Brookfield's aggregate limited partnership interest in our partnership would be approximately 29%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        Brookfield also owns general partnership units that represent approximately 1% of the Holding LP's total outstanding units. The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold.

        As of December 31, the total number of our limited partnership units outstanding was comprised as follows:

	2010	2009
General partnership units	1,066,929	1,066,929
Limited partnership units	156,361,093	105,625,900

Total	157,428,022	106,692,829

86 Brookfield Infrastructure

        During 2010 and 2009, the number of our issued and outstanding limited partnership units changed as follows:

			2009
	2010
			Book Value
MILLIONS	Book Value	Units		Units
Outstanding at beginning of year	$1,807	105,625,900	$883	38,273,013
Units issued	1,074	50,735,193	930	68,026,887
Units repurchased	—	—	(6)	(674,000)

Outstanding at end of year	$2,881	156,361,093	$1,807	105,625,900

        During 2010 and 2009, the number of our issued and outstanding general partnership units changed as follows:

	2010		2009
MILLIONS	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,929	$10	388,458
Units issued	—	—	9	678,471

Outstanding at end of year	$19	1,066,929	$19	1,066,929

        On December 8, 2010, we completed the Merger Transaction whereby Prime security holders received 0.24 units and A$0.20 per Prime security held. As a result, we increased our ownership of Prime from 40% to 100%. We issued approximately 49.8 million units at $21.45 per unit and 0.9 million Redeemable Partnership Units at an average price of $18.31 per unit (or 50,735,149 units, including Redeemable Partnership Units, in the aggregate at an average price of $21.31 per unit) in connection with the Merger Transaction. Our partnership had 112,964,451 units outstanding at December 31, 2010, which are publicly traded on the NYSE and TSX. Our partnership owns 112,964,451 of the Holding LP's limited partnership units representing an economic interest of 71%. The Holding LP had 43,396,642 Redeemable Partnership Units outstanding at December 31, 2010, which are owned by Brookfield.

        In June 2010, we implemented a distribution reinvestment plan, or the Plan, that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 44 units under the Plan.

        In December 2010, we implemented a unit repurchase program. Repurchases were authorized for the period beginning on December 10, 2010 and ending on December 9, 2011. In the year ended December 31, 2010, no units were repurchased and cancelled under this program. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

FINANCIAL RISK MANAGEMENT

        Our business is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, we endeavor to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken. Our principal financial risks are foreign currency and interest rate fluctuations.

        We prefer to hedge financial risks with offsetting items, such as debt denominated in local currencies, that match the profile of the operations being financed. We also make selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural

Brookfield Infrastructure 87

hedges are not available or when derivatives are more cost effective. The use of derivatives is governed by prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we seek to minimize credit risk through collateral and other mitigation techniques.

Foreign Currency

        A number of our operations are conducted in currencies other than the U.S. dollar. Our policy is to hedge our foreign currency denominated book values and/or cash flows where economical to do so, using foreign currency denominated debt as well as financial contracts. It is not always possible, or economically feasible or desirable, to hedge certain exposures with the result that a portion of our cash flows and equity are exposed to foreign currency fluctuations. We may also enter into financial contracts to further hedge our equity investment recognizing that in some cases changes to the value of these contracts may be reflected in net income even though the offsetting impact on the value of our equity investment being hedged may not. We have economic currency exposure to the Chilean peso, pound sterling, Euros, Australian dollar, New Zealand dollar and Canadian dollar.

Interest Rate

        We believe that the value of the majority of our assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, we endeavor to finance these assets with long-term fixed rate borrowings. We intend to match fund floating rate assets with floating rate debt and will otherwise minimize the use of floating rate liabilities. Where financing cannot be obtained to match the interest rate exposure of the asset, derivative contracts may be entered into with credit worthy counterparties.

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

Interest Rate and Inflation Risk

        Interest rate risk exists principally due to our subsidiaries and associates indebtedness with variable rates. Our subsidiaries have long-term debt of $5,032 million (on a proportionate basis) as of December 31, 2010, of which approximately 46% has been issued as floating rate debt. Our subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt to approximately 8%, 9%, 9%, 10%, 14%, and 16% as of December 31, 2010, 2011, 2012, 2013, 2014 and 2015, respectively. Brookfield Infrastructure has corporate indebtedness of $18 million as of December 31, 2010, of which 100% is floating rate debt.

        Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our South American electricity transmission operations in Chile is subject to inflation risk as 74% of its debt portfolio is denominated in Unidad de Fomento, or UF, which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. However, we believe this is offset by the nature of our revenues which, both contractually and in the regulatory framework, are in large part indexed to Chilean inflation.

Foreign Currency Risk

        Our principal foreign exchange risks involve changes in the value of the Australian dollar, pound sterling and Chilean peso versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar, Euro and New Zealand dollar versus the U.S. dollar. Our strategy with respect to hedging this risk is

88 Brookfield Infrastructure

primarily to hedge utilizing foreign currency derivative contracts as described above in the foreign currency hedging strategy section.

        Within our South American electricity transmission operation and our Canadian businesses, we also utilize natural hedges. Although revenue from our South American electricity transmission operation in Chile are billed in Chilean pesos, they are a combination of Chilean peso and U.S. dollar amounts that are converted to Chilean peso prior to invoicing from an economic perspective. These revenues are calculated based upon a return on the replacement cost of the transmission system, which is comprised of components denominated in U.S. dollars as well as Chilean peso. Based on existing long-term contracts and the current regulatory framework, we estimate that our revenues are 69% Chilean peso and 31% U.S. dollar. Factoring in our Chilean peso debt financings and cross-currency interest rate swaps, we estimate that FFO from South American electricity transmission operations are 40% U.S. dollar and 60% Chilean peso.

        Our Canadian dollar exposure is attributable to our North American electricity transmission operations and our Canadian freehold timberland. From a strategy stand point, we offset the long position in Canadian dollars from our North American electricity transmission operations with our Canadian freehold timberland with a short position in Canadian dollars. Our Canadian freehold timberland's output is sold into both international and local markets. We view the international timber market as a market that is denominated in U.S. dollars, whereas the local market is denominated in Canadian dollars. Our local timber sales offset roughly half of our operating and maintenance costs, which are largely Canadian dollar based. Our Canadian freehold timberland's project debt financing is U.S. dollar based. As a result, this operation has effectively a short position in Canadian dollars.

Commodity Risk

        Our principal commodity risks are to the price of timber and natural gas, and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations' log sales are at short-term market prices. As there is no liquid forward contract to hedge our position, we are exposed to fluctuations in log prices.

        Approximately 90% of revenues from our South American electricity transmission operation in Chile are adjusted on a semi-annual basis by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B "Business Overview". Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals will impact our revenues.

        Certain of our subsidiaries have indirect exposure to natural gas as increased demand for natural gas increases utilization of their networks. Furthermore, our North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2010. See Item 4.B "Business Overview—Current Operations—Transport and Energy Operations—North American Gas Transmissions Operations, United States" for more information.

        We do not currently use any strategies or instruments to manage the commodity risks in our operations.

Brookfield Infrastructure 89

CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's commitments:

	As of December 31,
US$ MILLIONS	2010	2009
Commitments
Not longer than one year	$82	$29
Longer than one year and not longer than five years	105	51
Longer than five years	78	212

	$265	$292

        In addition, pursuant to the Master Services Agreement, on a quarterly basis, our partnership pays a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the market value of our partnership as of December 31, 2010, this fee is estimated to be approximately $40 million per year.

RELATED PARTY TRANSACTIONS

        We have entered into a number of related party transactions with Brookfield. See Item 7.B—"Related Party Transactions."

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

        Brookfield Infrastructure has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS Brookfield Infrastructure prepared its financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP). These are Brookfield Infrastructure's first annual consolidated and combined financial statements prepared in accordance with IFRS. Brookfield Infrastructure's transition date was January 1, 2009 (the "transition date") and Brookfield Infrastructure has prepared its opening IFRS Statements of Financial Position as at that date.

(a)   Elected Exemptions From Full Retrospective Application

        In preparing these consolidated and combined financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"), Brookfield Infrastructure has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)    Deemed cost for operations subject to rate regulation

        Brookfield Infrastructure has elected to measure its property, plant and equipment of its North American transmission operation at fair value as at January 1, 2009, and use that amount as deemed cost as at January 1, 2009. The revaluation method will be applied to the North American transmission operation subsequent to the transition date.

(ii)   Fair value as deemed cost

        Brookfield Infrastructure has elected to measure its land under standing timber at the date of transition to IFRS at its fair value and use that fair value as deemed cost as at that date. The revaluation method will be applied to its U.S. and Canadian freehold timberlands property, plant and equipment subsequent to the transition date.

90 Brookfield Infrastructure

(iii)  Cumulative translation differences

        Brookfield Infrastructure has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iv)  Business combinations

        Brookfield Infrastructure has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009, IFRS transition date.

(b)   Mandatory Exceptions To Retrospective Application

        In preparing these consolidated and combined financial statements in accordance with IFRS 1, Brookfield Infrastructure has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)    Hedge Accounting

        Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in Brookfield Infrastructure's results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

        Brookfield Infrastructure from time to time enters into derivative contracts to hedge against foreign currency risks on certain cash flows that do not qualify for hedge accounting.

(ii)   Estimates

        Hindsight was not used to create or revise estimates and accordingly the estimates previously made by Brookfield Infrastructure under U.S. GAAP are consistent with their application under IFRS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing our partnership's financial statements require the determination of the fair value of property, plant and equipment; the fair value of standing timber; the fair value of investment property; the impairment of goodwill and intangibles with indefinite lives; the fair values in business combinations; and the estimation of useful lives of assets of property, plant and equipment.

        In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in a prior year, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership's financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Brookfield Infrastructure 91

        The following is a discussion of our critical accounting policies:

Common control transactions

        IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements. The Statements of Operating Results reflect the results of combining entities for all periods presented for which the entities were under the transferors control, irrespective of when the combination takes place.

Property, plant and equipment

        Property, plant and equipment measured using the revaluation method are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on a regular basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized impairment recorded through income, with the remainder of the increase recognized in other comprehensive income and accumulated in partnership capital in revaluation surplus. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in income.

Standing timber

        Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner's weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value using external valuations on an annual basis.

Intangible Assets

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised of conservancy rights and service concession arrangements.

        The conservancy right was acquired as part of the acquisition of UK Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life.

Derivative Financial Instruments

Hedge accounting

        Brookfield Infrastructure designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value

92 Brookfield Infrastructure

hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

        At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Brookfield Infrastructure documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values, net investment values, or cash flows of the hedged item.

Net investment hedges

        Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in partnership capital and are included in net income in the period in which the subsidiary is disposed of, or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value, with changes in fair value recorded in net income or as a component of partnership capital as applicable.

Fair value hedges

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

        Hedge accounting is discontinued when Brookfield Infrastructure revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income or loss from that date.

Cash flow hedges

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss.

        Amounts previously recognized in other comprehensive income and accumulated in partnership capital are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the Statements of Operating Results as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in partnership capital are included in the initial measurement of the cost of the non-financial asset or non-financial liability.

        Hedge accounting is discontinued when Brookfield Infrastructure revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in partnership capital at that time remains in partnership capital and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in partnership capital is recognized immediately in income or loss.

Brookfield Infrastructure 93

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

        To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

  •
  FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

  •
  FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

  •
  FFO does not include performance fees accrued relating to our Canadian freehold timberland, which must be paid in cash and represents a fee we expect to accrue in the future.

        Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

        When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

        We add back depletion because we endeavor to manage our U.S. and Canadian freehold timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian freehold timberland over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by our partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

94 Brookfield Infrastructure

        In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustaining cash flow.

        The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	For the Year Ended December 31,
MILLIONS, UNAUDITED	2010	2009
Net income attributable to partnership	$467	$25
Add back or deduct the following:
Depreciation, depletion and amortization	132	26
Unrealized losses on derivative instruments	18	15
Performance fees	—	(5)
Fair value adjustments	18	66
Fair value gain and other items	(433)	—
Deferred taxes	(5)	(10)

FFO	197	117
Maintenance capital	(49)	(18)

AFFO	$148	$99

        The difference between net income and FFO is primarily attributable to depreciation and depletion expense, as well as the gain associated with the Merger Transaction. The difference between net income and AFFO is primarily attributable to depreciation and depletion expense, the gain associated with the Merger Transaction, and maintenance capital expenditures.

        In order to assess our performance as stewards of capital, AFFO yield is defined as AFFO divided by the capital that we invest in our business (invested capital). We define invested capital as partnership capital adding back the following items: maintenance capital expenditures, non-cash income statement items and other comprehensive income as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issues. Invested capital has limitations as a tool to measure returns on capital invested as follows:

  •
  Invested capital does not fully deduct depreciation expense;

  •
  Invested capital does not include non-cash income statement items; and

  •
  Invested capital does not include accumulated other comprehensive income.

        Because of these limitations, invested capital should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using invested capital only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

        When viewed in conjunction with our IFRS results, we believe that invested capital provides a more complete understanding of the returns we earn on this capital that we invest. Invested capital allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in

Brookfield Infrastructure 95

order to capture the difference between depreciation and our sustaining capital investment which can be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is ignored as these adjustments to partnership capital represent changes such as fair value adjustments or non-cash gains or losses on foreign exchange that have not been realized by us.

        The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of December 31,
MILLIONS, UNAUDITED	2010	2009
Partnership capital	$3,380	$1,877
Cumulative differences	46	(28)
Maintenance capital expenditures	(49)	(18)
Non-cash income statement items	(270)	92
Accumulated other comprehensive income	(191)	(113)
Other adjustments	(23)	(17)

Invested capital	$2,893	$1,793

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

        The following table presents certain information concerning the current board of directors of our Managing General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Bathurst, Canada	64	Chair	Director
Jeffrey Blidner Toronto, Canada	63	Director	Senior Managing Partner of Brookfield Asset Management
David Hamill(2) Brisbane, Qld, Australia	53	Director	Director
Arthur Jacobson, Jr.(2,3) Mamaroneck, New York	48	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
Lou Maroun(4) Devonshire parish, Bermuda	60	Director	Director
Lars Rodert(2) Genese, Belgium	49	Director	Director

96 Brookfield Infrastructure

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3,4) Short Hills, New Jersey	61	Director	Director, NRG Energy, Inc.
Danesh Varma(3,4) Kingston-Upon-Thames, England	61	Director	Chief Financial Officer, Labrador Iron Mines Limited, a mining company

(1)
The business address for each of the directors is Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

(2)
Member of the nominating and governance committee. Arthur Jacobson is the Chair of the nominating and governance committee.

(3)
Member of the compensation committee. Danesh Varma is the Chair of the compensation committee.

(4)
Member of the audit committee. Anne Schaumburg is the chair of the audit committee as of February 3, 2011. Danesh Varma is an audit committee financial expert.

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

        Jeffrey Blidner.    Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of a number of Brookfield companies in Australia, New Zealand, Europe and Canada. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeff's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        David Hamill.    David is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. Dr. Hamill retired from the Queensland Parliament in February 2001. Dr. Hamill holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

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

Brookfield Infrastructure 97

        Lou Maroun.    Lou is the Founder and Executive Chairman of Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory. Prior to this role, he was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Lou graduated from the University of New Brunswick in 1972 with a Bachelors Degree with a major in psychology.

        Lars Rodert.    Lars is a Senior Portfolio Manager for Inter IKEA Treasury in North America and Europe. Prior to this role, he was most recently Chief Investment Officer, North America, at SEB Asset Management and prior to that he was Head of International Equities at the same firm. Based in Belgium, Lars has an in depth knowledge of continental European markets and is seasoned in analyzing investment opportunities. Lars holds a Bachelor of Arts degree from Stockholm University, with a major in finance.

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

Our Management

        Our Managing General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Manager's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 18,000 operating employees, including approximately 500 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	63	35	10	Chair
Samuel Pollock	44	22	17	Chief Executive Officer
John Stinebaugh	44	22	6	Chief Financial Officer

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, transport and energy and timber operations. Set forth below is biographical information for

98 Brookfield Infrastructure

Messrs. Pollock, and Stinebaugh, however, for biographical information regarding Mr. Blidner see Item 6.A "Directors and Senior Management—Board of Directors of our Managing General Partner":

        Samuel Pollock.    Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Manager. Since 2006, Sam has led Brookfield's expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield's infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield's investment initiatives acting as Brookfield Asset Management's Chief Investment Officer. Sam is a Chartered Accountant and holds a business degree from Queen's University.

        John Stinebaugh.    John is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Manager. In his capacity of Chief Financial officer of the manager, John is responsible for the Infrastructure Group's financial reporting, risk management, corporate finance and overall funding activities of the organization. John is also very involved the group's utility infrastructure business, and runs the group's operations in the Americas. Prior to joining Brookfield, John was with Credit Suisse Securities (U.S.A.) LLC where he worked in the energy group with responsibility for mergers and acquisitions and leveraged financings. John received his Chartered Financial Analyst designation in 1995 and graduated with a degree in economics from Harvard University.

        See also information contained in this annual report on Form 20-F under Item 6.C "Board Practices," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Our Master Services Agreement

        The Service Recipients have entered into a Master Services Agreement pursuant to which the Manager and certain other affiliates of Brookfield Asset Management who are party thereto have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

        The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Copies of the Master Services Agreement are available electronically on the website of the Securities and Exchange Commission at www.sec.gov and are made available to our unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

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

Brookfield Infrastructure 99

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

100 Brookfield Infrastructure

Management Fee

        Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the volume weighted average of the closing prices of our partnership's units on the NYSE (or other exchange or market where our partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield's interest in Brookfield Infrastructure into units of our partnership), plus the amount of third-party debt, net of cash, with recourse to our partnership, the Holding LP and any Holding Entity.

        To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP's limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B "Related Party Transactions—Other Services" and Item 7.B "Related Party Transactions—Incentive Distributions."

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

Brookfield Infrastructure 101

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

        Our Master Services Agreement expressly provides that the agreement may not be terminated by our Managing General Partner due solely to the poor performance or the underperformance of any of our operations.

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

Indemnification and Limitations on Liability

        Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its affiliates, or of any director, officer, employee,

102 Brookfield Infrastructure

contractor, agent, advisor or other representative of the Manager or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

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

        Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, the Holding LP and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A "Directors and Senior Management—Our Master Services Agreement—Management Fee." In addition, Brookfield is entitled to receive incentive distributions from the Holding LP described under Item 7.B "Related Party Transactions—Incentive Distributions."

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

Brookfield Infrastructure 103

Partner's board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the By-laws of the Managing General Partner. The following is a summary of certain provisions of those By-laws that affect our partnership's governance.

Size, Independence and Composition of the Board of Directors

        Our Managing General Partner's board of directors is currently set at eight directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner's shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

        If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner's By-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and Removal of Directors

        Our Managing General Partner's board of directors was appointed by its shareholders and each of its current directors will serve until the close of the next annual meeting of shareholders of our Managing General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our Managing General Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our Managing General Partner's shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

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

Transactions Requiring Approval by Independent Directors

        Our Managing General Partner's independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

  •
  the dissolution of our partnership;

  •
  any material amendment to the Master Services Agreement, our limited partnership agreement or the Holding LP's limited partnership agreement;

104 Brookfield Infrastructure

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

Audit Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. Not more than 50% of the audit committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Brookfield Infrastructure 105

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

Nominating and Governance Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist entirely of independent directors and not more than 50% of the nominating and corporate governance committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Compensation Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a compensation committee that operates pursuant to a written charter. The compensation committee is required to consist solely of independent directors. Not more than 50% of the compensation committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

        Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which

106 Brookfield Infrastructure

indemnification is sought. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under our limited partnership agreement.

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

        Under our Managing General Partner's By-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership's investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner's By-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner's By-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Governance of Brookfield Infrastructure

        The board of directors of the Infrastructure General Partner is identical to the board of directors of our Managing General Partner and has substantially similar governance arrangements as our partnership. However, the Infrastructure General Partner's By-laws allow for alternate directors. A director of the Infrastructure General Partner may by written notice to the secretary of the

Brookfield Infrastructure 107

Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director's place at any meeting of the Infrastructure General Partner's board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a resident of a jurisdiction if such residency would cause more than 50% of the directors (as a group) or the independent directors (as a group) to consist of directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units, as at December 31, 2010.

	Units Outstanding
Name and Address	Units Owned		Percentage(1)
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	43.4 million	(2)	27.8%	(2)
Partners Limited Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario M5J 2T3	45.7 million	(3)	29.2%	(3)
Franklin Templeton Investment Corp., on behalf of its affiliate Franklin Mutual Advisors, LLC 5000 Yonge Street, Suite 1200 Toronto, Ontario M2N 0A7	12.1 million		7.7%

(1)
Assumes that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption Exchange Mechanism."

(2)
Brookfield Asset Management may be deemed to be the beneficial owner of 43,445,572 of our units that it holds through wholly-owned subsidiaries, constituting approximately 27.8% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption Exchange Mechanism." This includes 48,930 of our units beneficially held by Brookfield Asset Management.

(3)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of BAM Investment Corp.'s common shares. Partners Limited may be deemed to be the beneficial owner of 45,684,516 of our units, constituting approximately 29.2% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are

108 Brookfield Infrastructure

  exchanged for our units pursuant to the Redemption-Exchange Mechanism described at Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption Exchange Mechanism." This includes 2,218,649 of our units beneficially held by BAM Investment Corp. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units with respect to which it has sole voting and investment power.

        Our major unitholders have the same voting rights as all other holders of our units.

        As of January 31, 2011, 112,964,451 of our outstanding units were held by 18,855 holders of record in the United States, not including units held of record by Depository Trust and Clearance Corporation, or DTC. As of January 31, 2011, DTC was the holder of record of 96,732,487 limited partnership units.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

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

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.A "Major Shareholders."

Relationship Agreement

        Our partnership, the Holding LP, the Holding Entities, the Manager and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

Brookfield Infrastructure 109

        Brookfield's commitment to us and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield." Under the terms of the Relationship Agreement, our partnership, the Holding LP and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield's professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, the Holding LP and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield's involvement in our business.

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

        Pursuant to the Relationship Agreement, Brookfield has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be voted:

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

        Under the Relationship Agreement, our partnership, the Holding LP and the Holding Entities have agreed that none of Brookfield or the Manager, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Manager, will be liable to us for any claims, liabilities,

110 Brookfield Infrastructure

losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

Voting Agreements

        Our partnership and Brookfield have entered into voting agreements, or the Voting Agreements, that permit (i) our partnership, through our Managing General Partner, to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities, and (ii) our partnership or our partnership's designated affiliates to direct all eligible votes in the election of directors of the following entities, which control entities in which we have an interest:

  •
  Global Timber Investment GP, LLC, which controls Longview;

  •
  Island Timberlands GP Ltd., which controls Island Timberlands;

  •
  PD Ports; and

  •
  Brookfield Global (Sub) GP Limited, which controls DBCT.

        Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the above noted entities will be voted in favor of the election of directors approved by our partnership or our partnership's designated affiliates, as applicable. For these purposes, our partnership or our partnership's designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our partnership or our partnership's designated affiliates, as applicable, in their discretion.

        In addition, pursuant to the Voting Agreement relating to the Infrastructure General Partner, Brookfield has also agreed that any voting rights with respect to the Infrastructure General Partner, the Infrastructure GP LP and the Holding LP will be voted in accordance with the direction of our partnership with respect to the approval or rejection of the following matters relating to any such entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendment to the limited partnership agreement of Infrastructure GP LP or the Holding LP or (v) any commitment or agreement to do any of the foregoing.

        In addition, pursuant to the Voting Agreements, Brookfield has agreed that it will not exercise its right under the limited partnership agreements for certain entities (including the Infrastructure GP LP) to remove the general partner of such entities except with the prior consent of our partnership.

        Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that the Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that that the Infrastructure GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, or (iv) at such time that that the Infrastructure General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Infrastructure GP LP. In addition, we are permitted to terminate the Voting Agreements upon 30 days

Brookfield Infrastructure 111

notice. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.

        The Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in favor of the election of directors approved by our partnership or our partnership's designated affiliates, as applicable.

Services Provided under Our Master Services Agreement

        The Service Recipients have entered into the Master Services Agreement pursuant to which the Manager and certain other affiliates of Brookfield Asset Management who are party thereto agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Manager, and John Stinebaugh, in his capacity as the Chief Financial Officer of the Manager, are the persons who perform the functions of our partnership's principal executive officer and principal financial officer, respectively. In exchange, the Manager is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A "Directors and Senior Management—Our Master Services Agreement."

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

Merger Transaction Agreement

        On August 23, 2010, our partnership and the Managing General Partner entered into an implementation agreement, or the Merger Transaction Agreement, with Prime and certain other parties thereto under which, pursuant to a scheme of arrangement, or the Scheme, each Prime securityholder on the register at the Scheme record date received 0.24 of our units and A$0.20 in consideration for each of Prime security held. Pursuant to the Scheme, our partnership acquired all of the Prime securities not held by us. In conjunction with the Scheme, our partnership also made a take-over bid, or the Bid, for all Prime securities. The Bid was conditional upon the Scheme not becoming effective. The following represents a summary only and reference should be made to the full text of the Merger Transaction Agreement, which can be found on the website of the United States Securities Exchange Commission at www.sec.gov.

        Upon receipt of approval from the Australian courts, the Scheme, consisting of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia), or the Company Scheme, and trust schemes under in accordance with Guidance Note 15 for the trust units of the Prime Securities, or the Trust Schemes, facilitated the acquisition of the outstanding 60.1% of Prime securities not held by us, in exchange for 0.24 of our units for each security of Prime. The Merger Transaction Agreement was amended on October 19, 2010 to add cash consideration of A$0.20 for each Prime Security not already held by us. In connection with the Scheme, to accommodate holders of smaller numbers of Prime Securities and holders in jurisdictions where the issuance of our units would be illegal or impractical, each Prime securityholder was able to elect (and in some jurisdictions was required) to participate in liquidity facilities, or the Voluntary Liquidity Facility and Compulsory Sale Facility, respectively, cash on the basis of $17.02 per unit in lieu of up to 4,000 of our units that they would

112 Brookfield Infrastructure

otherwise have been entitled to receive. The amount of cash was equal to the volume weighted average of the trading price for one of our units on the NYSE for the five trading days immediately preceding August 23, 2010, the date on which the Merger Transaction Agreement was signed (and was equal to the subscription price under the Equity Commitments). Cash available to fund the Voluntary Liquidity Facility was capped at $300 million and any excess of our units that Prime securityholders elect into the Voluntary Liquidity Facility would have been sold on the NYSE, and participating Prime securityholders would have received a blended price.

        Prime Securityholders who were ineligible to receive our units due to illegality or impracticality, or Ineligible Foreign Securityholders, did not have the option to exchange Prime securities for our units. Rather, units that Ineligible Foreign Securityholders would otherwise be entitled to receive were sold through the Compulsory Sale Facility. However, since the above overall $300 million cash cap was not exhausted by the Voluntary Liquidity Facility, Ineligible Foreign Securityholders were paid from the surplus cash provided under equity commitments provided by Brookfield Asset Management of up to $300 million, in aggregate, or the Equity Commitments, at a price per unit equal to the volume weighted average of the trading price of our units over a period of 20 trading days on the NYSE beginning on a date specified by our partnership which was no later than the day falling five trading days prior to the date the Australian courts issued the order approving the Scheme and, to the extent required, any excess units that would otherwise have been issued to Ineligible Foreign Securityholders would have been sold on the NYSE, and Ineligible Foreign Securityholders would have received a blended price. The Company Scheme and Trust Schemes were inter-conditional so that each of the schemes would have had to have become effective in order for our partnership to acquire the Prime Securities.

        In connection with the Voluntary Liquidity Facility and Ineligible Foreign Securityholders Facility, our Partnership paid approximately $17 million in cash consideration. For further information about the Merger Transaction, see Item 4.A "History and Development of Brookfield Infrastructure" and "—Equity Commitment and Other Financing".

Equity Commitment and Other Financing

        Concurrent with the closing of the spin-off, Brookfield provided to our partnership and the Holding LP an equity commitment in the amount of $200 million, or the First Equity Commitment. The equity commitment could be called by our partnership and/or the Holding LP in exchange for the issuance of a number of units of our partnership or the Holding LP, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the volume weighted average of the trading price for our units on the principal stock exchange on which our units are listed for the five days immediately preceding the date of the call. The equity commitment was available to be called until January 31, 2011.

        In addition, on August 23, 2010, Brookfield provided to our partnership and the Holding LP an additional equity commitment, or the Second Equity Commitment, in the amount of $175 million on the same terms and conditions of the First Equity Commitment. Concurrent with execution of the Second Equity Commitment, our partnership and the Holding LP furnished Brookfield with draw-down notices pursuant to the First Equity Commitment and Second Equity Commitment in the amount of $125 million and $175 million, respectively. On December 6, 2010, our partnership and the Holding LP furnished Brookfield with supplemental draw-down notices pursuant to the First Equity Commitment and Second Equity Commitment, which reduced the draw under the Equity Commitments to $0 and $16,959,899.11, respectively. The funds drawn under the Second Equity Commitment were used to satisfy our partnership's obligations under the Voluntary Liquidity Facility and Ineligible Foreign Securityholders Facility (as described above). The Holding LP issued 926,422 Redeemable Partnership Units in consideration for the funds drawn under the Second Equity Commitment.

Brookfield Infrastructure 113

        The units of the Holding LP that were issued under the equity commitment are subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism."

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

Redemption-Exchange Mechanism

        One or more wholly-owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units (as hereinafter defined) have the right to require Brookfield Infrastructure to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership's right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of the Holding LP held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our units.

Registration Rights Agreement

        Our partnership has entered into a registration rights agreement with Brookfield pursuant to which our partnership has agreed that, upon the request of Brookfield, our partnership will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, any of our units held by Brookfield (including our units acquired pursuant to the Redemption-Exchange Mechanism). In the registration rights agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified Brookfield for material misstatements or omissions in the registration statement.

Incentive Distributions

        Infrastructure GP LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the general partnership interest in the Holding LP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP's limited partnership agreement. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions."

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

114 Brookfield Infrastructure

        For example, in conjunction with the consortium arrangements in respect of our Canadian timber operations and our South American electricity transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from the Holding LP pursuant to the Holding LP's limited partnership agreement. See Item 6.A "Directors and Senior Management—Our Master Services Agreement."

        In addition, until June 30, 2009 operations, maintenance and corporate services were provided to our North American electricity transmission operations by Brookfield on an outsourced—cost recovery basis, with such costs being recoverable under the regulated revenue requirement of this operation.

General Partner Distributions

        Pursuant to our limited partnership agreement, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement."

        Pursuant to the limited partnership agreement of the Holding LP, the Infrastructure GP LP is entitled to receive a general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to the Infrastructure GP LP's percentage interest in the Holding LP which, immediately following the spin-off, was equal to 1% of the total distributions of the Holding LP. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions." In addition, it is entitled to receive the incentive distributions described above under "—Incentive Distribution."

Distribution Reinvestment Plan

        The Holding LP has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan. In addition, our partnership adopted a distribution reinvestment plan which became effective on June 29, 2010. The following is a summary description of the principal terms of our partnership's distribution reinvestment plan.

        Pursuant to the distribution reinvestment plan, holders of our units may elect to have distributions paid on our units held by them automatically reinvested in additional units to be held for the account of the unitholder in accordance with the terms of the distribution reinvestment plan, provided that there are not any laws or governmental regulations in the unitholder's jurisdiction that may limit or prohibit participation. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

        Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases will be made from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange, or NYSE, for the five trading days immediately preceding the date the relevant distribution is paid by our partnership, or the Market Price.

Brookfield Infrastructure 115

        As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four  decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of DTC participants, DTC will receive such statement on behalf of beneficial owners participating in the distribution reinvestment plan). While our partnership will not issue fractional units, a plan participant's entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant's account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant's account (except for sale of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

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

        Our partnership does not intend to reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP pursuant to the Holding LP's distribution reinvestment plan. The units of the Holding LP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism."

        Our partnership suspended its distribution reinvestment plan for the quarters ended December 31, 2010 and March 31, 2011 pending the filing of required financial information relating to the acquisition of Prime on December 8, 2010. We anticipate that the suspension of our partnership's distribution reinvestment plan will apply only for the quarters ended December 31, 2010 and March 31, 2011 and

116 Brookfield Infrastructure

expect to resume making distributions of our units pursuant to the distribution reinvestment plan for the quarter ending June 30, 2011.

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner's By-laws, the Holding LP's limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A "Directors and Senior Management—Our Master Services Agreement," Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability" and Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Indemnification; Limitations of Liability."

Licensing Agreement

        Our partnership and the Holding LP have each entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo in the United States and Canada.

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

Brookfield Infrastructure 117

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

  •
  under the Holding LP's limited partnership agreement and the agreements governing the operating entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than they otherwise would in the absence of such arrangements;

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

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, our limited partnership agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in

118 Brookfield Infrastructure

the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or MI 61-101, which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 40% indirect interest in our partnership held by Brookfield.

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

        In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Holding LP's limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm's length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

        Our limited partnership agreement and the limited partnership agreement of the Holding LP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the limited partnership agreements of our partnership and the Holding LP to the contrary, would generally prohibit the Managing General Partner and Infrastructure General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partnership agreements of our partnership and the Holding LP each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that our Managing General Partner, the Infrastructure General Partner and their affiliates will not have any obligation under the limited partnership agreements of our partnership or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding vehicle established by our

Brookfield Infrastructure 119

partnership. They also allow affiliates of the Managing General Partner and Infrastructure General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

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

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
Year Ended December 31, 2008	$21.60	$9.47
Year Ended December 31, 2009	$18.64	$7.15
Year Ended December 31, 2010	$23.34	$14.95

120 Brookfield Infrastructure

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2009 to March 31, 2009	$15.00	$7.15
April 1, 2009 to June 30, 2009	$14.37	$11.51
July 1, 2009 to September 30, 2009	$18.64	$11.30
October 1, 2009 to December 31, 2009	$18.45	$14.26
January 1, 2010 to March 31, 2010	$18.50	$15.85
April 1, 2010 to June 30, 2010	$18.66	$14.95
July 1, 2010 to September 30, 2010	$19.53	$15.80
October 1, 2010 to December 31, 2010	$23.34	$19.31
January 1, 2011 to March 31, 2011	$23.79	$20.80

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
October 1, 2010 to October 31, 2010	$21.49	$19.31
November 1, 2010 to November 30, 2010	$23.34	$20.72
December 1, 2010 to December 31, 2010	$22.30	$20.15
January 1, 2011 to January 31, 2011	$22.14	$20.80
February 1, 2011 to February 28, 2011	$23.79	$21.65
March 1, 2011 to March 31, 2011	$23.00	$21.30

        The following table sets forth the annual high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to December 31, 2010	$23.31	$15.94

        The following table sets forth the quarterly high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to September 30, 2009	$19.50	$16.00
October 1, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to March 31, 2010	$18.80	$17.00
April 1, 2010 to June 30, 2010	$18.60	$15.94
July 1, 2010 to September 30, 2010	$19.99	$16.83
October 1, 2010 to December 31, 2010	$23.31	$19.86

Brookfield Infrastructure 121

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
October 1, 2010 to October 31, 2010	$21.91	$19.86
November 1, 2010 to November 30, 2010	$23.31	$21.30
December 1, 2010 to December 31, 2010	$22.38	$20.38
January 1, 2011 to January 31, 2011	$22.09	$20.75
February 1, 2011 to February 28, 2011	$23.39	$21.52
March 1, 2011 to March 31, 2011	$22.60	$21.10

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

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risk Relating to Our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

122 Brookfield Infrastructure

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

Nature and Purpose

        Under section 2.2 of our limited partnership agreement, the purpose of our partnership is to: acquire and hold interests in the Holding LP and, subject to the approval of the Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

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

Investments in the Holding LP

        If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Holding LP.

Brookfield Infrastructure 123

Capital Contributions

        Brookfield and the Managing General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin off.

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

124 Brookfield Infrastructure

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

Brookfield Infrastructure 125

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

No Limited Partner Approval

        Subject to applicable law, our Managing General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of our partnership, the location of our partnership's registered office, or our partnership's registered agent,

  •
  the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement,

  •
  a change that our Managing General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership's qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

  •
  an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions,

  •
  an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

126 Brookfield Infrastructure

  •
  any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone,

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our limited partnership agreement,

  •
  any amendment that in the sole discretion of our Managing General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement,

  •
  a change in our partnership's fiscal year and related changes, or

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, our Managing General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

  •
  do not adversely affect our partnership's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

  •
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading,

  •
  are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement, or

  •
  are required to effect the intent expressed in this annual report on Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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

Brookfield Infrastructure 127

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

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by the Managing General Partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions.

        Our partnership will be dissolved upon the withdrawal of our Managing General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited

128 Brookfield Infrastructure

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

        Upon the withdrawal of our Managing General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See "—Termination and Dissolution" above.

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

Brookfield Infrastructure 129

investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        Our Managing General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our Managing General Partner may sell or transfer all or part of their shares in our Managing General Partner without the approval of the unitholders.

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

        Our limited partnership agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts policy. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Outside Activities of Our Managing General Partner; Conflicts of Interest

        Under our limited partnership agreement, our Managing General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our Managing General Partner is not permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity

130 Brookfield Infrastructure

securities of the Holding LP, a Holding Entity or any other holding vehicle established by our partnership.

        Our limited partnership agreement provides that each person who is entitled to be indemnified by our partnership (other than our Managing General Partner), as described below under "—Indemnification; Limitation on Liability," has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our Managing General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our Managing General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our Managing General Partner's fiduciary duties or any other obligation of any type whatsoever of our Managing General Partner. None of our Managing General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "—Indemnification; Limitation on Liability."

        Our Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.

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

Indemnification; Limitations on Liability

        Under our limited partnership agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, our Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have

Brookfield Infrastructure 131

been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Pursuant to an amendment to our limited partnership agreement dated February 5, 2010, our partnership is required to prepare financial statements in accordance with IFRS. This change was made in light of the Holding LP's investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. The first financial statements of our partnership and the Holding LP to be prepared in accordance with IFRS were for the financial statements as at and for the quarter ended March 31, 2010. We adopted new accounting standards effective from the quarter ending March 31, 2010, and this adoption may have a material impact on our consolidated financial statements.

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

132 Brookfield Infrastructure

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

Brookfield Infrastructure 133

in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Description of the Holding LP's Limited Partnership Agreement

        The following is a description of the material terms of the Holding LP's limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Holders of units in our partnership are not limited partners of the Holding LP and do not have any rights under its limited partnership agreement. Pursuant to the Voting Agreements, however, our partnership, through our Managing General Partner, has the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities. See Item 7.B "Related Party Transactions—Voting Agreements".

        Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP's limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

Formation and Duration

        The Holding LP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

        Under its limited partnership agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of Infrastructure GP LP, any other subsidiary of the Holding LP; engage in any activity related to the capitalization and financing of the Holding LP's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Infrastructure GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Units

        The Holding LP's units are limited partnership interests in the Holding LP. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP's limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP's limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

        In connection with the spin-off, the Holding LP issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of Brookfield. Redeemable Partnership Units are identical to the limited partnership units held by our partnership, except as described below under "—Distributions" and "—No Management or Control"

134 Brookfield Infrastructure

and except that they have the right of redemption described below under the heading "—Redemption-Exchange Mechanism."

Issuance of Additional Partnership Interests

        The Holding LP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as its general partner may determine. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as its general partner may determine in its sole discretion.

Redemption-Exchange Mechanism

        At any time, one or more wholly-owned subsidiaries of Brookfield that hold Redeemable Partnership Units will have the right to require the Holding LP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership's right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership's right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to the Holding LP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder's right to receive distributions with respect to the Holding LP's units so redeemed will cease.

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 29% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP's units redeemed. Brookfield's total percentage interest in our partnership would be increased if it participates in the Holding LP's distribution reinvestment plan.

Distributions

        Distributions by the Holding LP will be made in the sole discretion of its general partner. However, its general partner will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of its general partner, the distribution would leave the Holding LP with insufficient funds to meet any future contingent obligations.

        Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any) in any given quarter will be made by the Holding LP as follows, referred to as the Regular Distribution Waterfall:

  •
  first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership's expenses and outlays for the quarter properly incurred;

  •
  second, 100% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, until each holder of a limited partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

Brookfield Infrastructure 135

  •
  third, 85% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 15% to its general partner, until each holder of a limited partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

  •
  thereafter, 75% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 25% to its general partner.

        If, prior to the dissolution of the Holding LP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP's assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unreturned capital attributable to the Holding LP's partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

        Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP's liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below.

  •
  first, 100% to our partnership until our partnership has received an amount equal to the excess of (i) the amount of our partnership's outlays and expenses incurred during the term of the Holding LP, over (ii) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;

  •
  second, 100% to the partners of the Holding LP, in proportion to their respective amounts of unrecovered capital in the Holding LP;

  •
  third, 100% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, until each holder of a the Holding LP's limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of a the Holding LP's limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);

  •
  fourth, 85% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 15% to its general partner, until each holder of a limited partnership unit of the Holding LP has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of the Holding LP pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and

  •
  thereafter, 75% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 25% to its general partner.

136 Brookfield Infrastructure

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently- issued partnership interests of the Holding LP.

        The limited partnership agreement of the Holding LP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the Infrastructure GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        The Infrastructure GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.

No Management or Control

        The Holding LP's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP.

        Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under "—Amendment of the Holding LP's Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP's units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

        In addition, pursuant to the Voting Agreements, our partnership, through our Managing General Partner, has the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities. See Item 7.B "Related Party Transactions—Voting Agreements".

Meetings

        Special meetings of the limited partners of the Holding LP may be called by its general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by its general partner or Brookfield. Only holders of partnership interests of the Holding LP of record on the date set by its general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Brookfield Infrastructure 137

Amendment of the Holding LP's Limited Partnership Agreement

        Amendments to the Holding LP's limited partnership agreement may be proposed only by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of a majority of the Holding LP's outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected, or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to the Infrastructure GP LP or any of its affiliates without the consent of the Infrastructure GP LP which may be given or withheld in its sole discretion.

        The provision of the Holding LP's limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, the Infrastructure GP LP may generally make amendments to the Holding LP's limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of the partnership, the location of the partnership's registered office or the partnership's registered agent,

  •
  the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement,

  •
  a change that its general partner determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes,

  •
  an amendment that its general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation,

  •
  an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions,

  •
  an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities,

  •
  any amendment expressly permitted in the Holding LP's limited partnership agreement to be made by its general partner acting alone,

138 Brookfield Infrastructure

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP's limited partnership agreement,

  •
  any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP's limited partnership agreement,

  •
  a change in its fiscal year and related changes,

  •
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners' interests in the Holding LP, or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the limited partnership agreement of the Holding LP, and

  •
  any other amendments substantially similar to any of the matters described directly above.

In addition, amendments to the Holding LP's limited partnership agreement may be made by its general partner without the approval of any limited partner if those amendments, in the discretion of the general partner:

  •
  do not adversely affect the Holding LP's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

  •
  are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

  •
  are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units under the provisions of the Holding LP's limited partnership agreement, or

  •
  are required to effect the intent expressed in this annual report on Form 20-F or the intent of the provisions of the Holding LP's limited partnership agreement or are otherwise contemplated by the Holding LP's limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to the Holding LP's limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the Holding LP's limited partnership agreement) will become effective without the approval of holders of at least 90% of the Holding LP's units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under "—Election to be Treated as a Corporation") or affect the limited liability under the Limited Partnership Act of 1883 of any of the Holding LP's limited partners.

Brookfield Infrastructure 139

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

Election to be Treated as a Corporation

        If, in the determination of its general partner, it is no longer in the Holding LP's best interests to continue as a partnership for U.S. federal income tax purposes, the Infrastructure GP LP may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

        The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of our Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of its general partner if the Holding LP, as determined by its general partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless Brookfield becomes the general partner of the Holding LP as described below under "—Withdrawal of the General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate its general partner; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP's assets in a single transaction or series of transactions.

        The Holding LP shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Holding LP has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Holding LP receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of limited liability of any limited partner of the Holding LP.

Withdrawal of the General Partner

        The Infrastructure GP LP may withdraw as general partner without first obtaining approval of unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

        Upon the withdrawal of the Infrastructure GP LP, the holders of a majority of the voting power of outstanding units may select a successor to the Infrastructure GP LP. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Holding LP will be dissolved, wound up and liquidated. See "—Dissolution" above.

        The Infrastructure GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable Partnership Units and it receives an opinion of counsel regarding limited liability tax matters and the Investment

140 Brookfield Infrastructure

Company Act (and similar legislation in other jurisdictions). Any removal of the Infrastructure GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units.

        In the event of removal of the Infrastructure GP LP under circumstances where cause exists or withdrawal of the Infrastructure GP LP where that withdrawal violates the Holding LP's limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the Infrastructure GP LP for a cash payment equal to its fair market value. Under all other circumstances where the Infrastructure GP LP withdraws or is removed by the limited partners, the Infrastructure GP LP will have the option to require the successor general partner to purchase the general partnership interest of the Infrastructure GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the Infrastructure GP LP and the successor general partner. If no agreement is reached within 30 days of the Infrastructure GP LP's departure, an independent investment banking firm or other independent expert selected by the Infrastructure GP LP and the successor general partner will determine the fair market value. If the Infrastructure GP LP and the successor general partner cannot agree upon an expert within 45 days of the Infrastructure GP LP's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into either class A units of the Holding LP or Redeemable Partnership Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        The Infrastructure GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Holding LP's limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the Infrastructure GP LP may sell or transfer all or part of their units in the Infrastructure GP LP without the approval of the unitholders.

Transactions with Interested Parties

        The general partner of the Holding LP and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if the general partner of the Holding LP were not a party to the limited partnership agreement of the Holding LP. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The limited partnership agreement of the Holding LP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by the Holding LP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Holding LP, any of the Holding Entities,

Brookfield Infrastructure 141

any operating entity or any other holding vehicle established by the Holding LP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our conflicts policy.

Outside Activities of the General Partner

        Under the Holding LP's limited partnership agreement, the general partner will be required to maintain as its sole activity the role of the general partner of the Holding LP. The general partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by the Holding LP.

        The Holding LP's limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under "—Indemnification; Limitations on Liability" (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Holding LP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of its general partner's fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Holding LP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP's limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under "—Indemnification; Limitations on Liability."

        The Infrastructure GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Holding LP's limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity or any other holding vehicle established by the Holding LP pursuant to a separate written agreement between such persons.

Accounts; Reports

        Pursuant to an amendment to the Holding LP's limited partnership agreement, the Infrastructure GP LP is required to prepare financial statements in accordance with IFRS. This amendment was made in conjunction with our partnership's amendment of its limited partnership agreement and subsequent adoption of IFRS as at and for the quarter ended March 31, 2010. See also the information contained in this annual report on Form 20-F under Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information". The Holding LP's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the general

142 Brookfield Infrastructure

partner of the Holding LP deems appropriate. The Holding LP's annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. The Holding LP's quarterly financial statements are unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

        The general partner of the Holding LP is also required to use commercially reasonable efforts to prepare and send to the Holding LP's limited partners on an annual basis, additional information regarding the Holding LP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The general partner of the Holding LP will also, where reasonably possible, prepare and send information required by the Holding LP's non-U.S. limited partners for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. The general partner will also, where reasonably possible and applicable, prepare and send information required by the Holding LP's limited partners for Canadian federal income tax purposes.

        The Infrastructure GP LP will deliver to our partnership (i) the financial statements of the Holding LP, and (ii) the accounts and financial statements of any Holding Entity or any other holding vehicle established by the Holding LP that is not consolidated with the Holding LP or any Holding Entity or holding vehicle whose accounts are subject to such approval.

Indemnification; Limitations on Liability

        Under the Holding LP's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law its general partner, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP's limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP's limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

        The Holding LP's limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

Brookfield Infrastructure 143

10.C    MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

  1.
  Master Purchase Agreement, dated June 18, 2007, between Brookfield Infrastructure Partners Limited and Brookfield Asset Management Inc.;

  2.
  Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others described under Item 6.A "Directors and Senior Management—Our Master Services Agreement";

  3.
  Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others described under Item 7.B "Related Party Transactions—Relationship Agreement";

  4.
  Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. described under Item 7.B "Related Party Transactions—Registration Rights Agreement";

  5.
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

  6.
  Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, and amended June 13, 2008, November 16, 2009 and February 5, 2010, described under Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement";

  7.
  Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007, and amended June 13, 2008 and February 5, 2010, described under Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement"; and

  8.
  Second Amended and Restated Credit Agreement, dated June 21, 2010, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada described under Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity" *1.

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

*
Filed electronically herewith

1
Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

144 Brookfield Infrastructure

10.D    EXCHANGE CONTROLS

        There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding the Company's securities, except as otherwise described in this annual report on Form 20-F under Item 10.E "Taxation."

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

Brookfield Infrastructure 145

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

Partnership Status of our partnership and the Holding LP

        Each of our partnership and the Holding LP has made a protective election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership," unless an exception applies. Our partnership will be publicly traded; however, an exception, referred to as the "Qualifying Income Exception," exists with respect to a publicly traded partnership if at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income. Our Managing General Partner, and the Infrastructure General Partner, intend to manage our affairs so that our partnership will meet the Qualifying Income Exception in each taxable year.

        In 2010, Legislation was introduced into the U.S. Congress and passed by the U.S. House of Representatives (H.R. 4213, the American Jobs and Closing Tax Loopholes Act of 2010, or the Act), which, if it had been finally enacted into law and applicable to our partnership, could have had adverse consequences, including (a) the re-characterization of capital gain income as "ordinary income", (b) potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, (c) uncertain treatment for non-U.S. partners on certain types of U.S. source income, and (d) significant limitations on the ability of our partnership to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. However, such legislation

146 Brookfield Infrastructure

was never passed by the U.S. Senate and was not enacted into law. Recently, President Obama has reintroduced as part of his fiscal year 2012 budget proposal a similar concept of re-characterizing certain items of capital gain income as "ordinary income", but such proposal lacks sufficient details to determine its full scope and any potential application to our partnership. At this time it remains unclear whether any legislation related to such budget proposal, or legislation similar to H.R. 4213, will be proposed or enacted by the U.S. Congress, and if enacted, whether and how any such legislation would apply to our partnership. In view of the potential significance of any such U.S. federal income tax law changes and the fact that there are likely to be ongoing developments in this area, you should consult your own tax advisor as to the potential effects the proposed legislation might have on an investment in our partnership. Subject to the foregoing, our Managing General Partner believes our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. The remainder of this section assumes that the proposed tax legislation, even if enacted, would not be applicable to our partnership or to Brookfield Infrastructure.

        If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service, or the IRS, to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of our units in liquidation thereof. This deemed contribution would likely result in recognition of gain (but not loss) to U.S. Holders. However, U.S. Holders actually or constructively owning less than 5% of our units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations which we may hold. If, at the time of the contribution, our partnership has liabilities in excess of the tax basis of its assets, all U.S. Holders would generally recognize gain in respect of such excess liabilities upon the deemed transfer. Afterwards, our partnership would be treated as a corporation for U.S. federal income tax purposes.

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

Brookfield Infrastructure 147

corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        The remainder of this section assumes that our partnership and the Holding LP will be treated as partnerships for U.S. federal income tax purposes. We expect that a substantial portion of the items of income, gain, deduction, loss and credit realized by our partnership will be realized in the first instance by Brookfield Infrastructure and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership's items of income, gain, loss, deduction or credit include a realization of such items by Brookfield Infrastructure and the allocation of such items to our partnership.

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

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation, including certain qualified foreign corporations, to us and that are allocable to such U.S. Holders prior to January 1, 2013 may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which we own stock. You should consult your own tax advisors regarding the application of the foregoing rules to your particular circumstances.

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

148 Brookfield Infrastructure

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

Brookfield Infrastructure 149

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

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. Moreover, absent U.S. Congressional action, after December 31, 2012, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount, or (ii) 80% of the amount of the itemized deductions. The operating expenses of our partnership, including our partnership's allocable share of the base management fee or any other management fees (if any), will likely be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our partnership and the Holding LP will be required to capitalize amounts paid in respect of the base management fee (as well as amounts paid in respect of any other management fees (if any)). Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax advisors with respect to the application of these limitations.

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

150 Brookfield Infrastructure

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

Section 754 Election

        Our partnership and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code (the "the Section 754 Election"). The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases our units directly from us. For purposes of this discussion, a transferee's inside basis in our partnership's assets will be considered to have two components: (i) the transferee's share of our partnership's tax basis in our partnership's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to Brookfield Infrastructure.

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

Brookfield Infrastructure 151

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

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of Treasury Regulations under Section 743 of the U.S. Internal Revenue Code to our partnership's Section 743(b) adjustments, the determination that our partnership's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership) through the application of certain tax accounting principles that our Managing General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

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

152 Brookfield Infrastructure

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

        Based on our analysis of our operating entities and Holding Entities, our Managing General Partner and the Infrastructure General Partner believe that some of the operating entities may be PFICs. Our partnership and the Holding LP intend to dispose of some existing PFICs by December 31, 2011. However, there can be no assurance that a current or future investment will not qualify as a PFIC or that an investment in PFIC stock will be eligible for the "mark-to-market" election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC

Brookfield Infrastructure 153

tax regime discussed above (see also "Sale or Exchange of Our Units," above), we urge you to consider timely filing a QEF election with respect to each entity we are able to identify as a PFIC and for which we are able to provide the necessary information for the first year we hold an interest in such entity (or for the first year you held units, if later).

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

154 Brookfield Infrastructure

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

        Although Section 706 of the U.S. Internal Revenue Code generally provides guidelines for allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership's allocation method complies with its requirements. If our partnership's convention were not permitted, the IRS might contend that our partnership's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your respective tax liabilities would be adjusted to your possible detriment. Our Managing General Partner is authorized to revise our partnership's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

        The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. A portion of any gain and other income attributable to the sale of previously "debt-financed property" can remain being treated as UBTI for up

Brookfield Infrastructure 155

to 12 months after such acquisition indebtedness is satisfied. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. Our partnership and the Holding LP are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by Brookfield Infrastructure, such property generally would constitute "debt-financed property" and any income or gain realized on such debt-financed property (including a portion of any income or gain realized that is subject to the 12 month rule) and allocated to a tax-exempt entity generally would constitute "unrelated business taxable income" to such tax-exempt entity. In addition, even if such indebtedness were not used either by our partnership or by Brookfield Infrastructure to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt entity subject to taxation in the United States used such proceeds to make an investment outside our partnership, the IRS could assert that such investment constitutes "debt-financed property" to such unitholder with the consequences noted above. Our partnership and the Holding LP intend not to have directly had, after December 31, 2009, any outstanding indebtedness that was used to acquire property, and thus the Managing General Partner and the Infrastructure General Partner do not believe that our partnership or Brookfield Infrastructure will generate UBTI due to "debt-financed property" in the future. (Holding Entities, which are not partnerships, which are directly or indirectly owned by our partnership and the Holding LP have incurred acquisition indebtedness and may continue to incur acquisition indebtedness in the future).

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

156 Brookfield Infrastructure

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

Brookfield Infrastructure 157

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

        A non-U.S. tax-exempt entity generally could be subject to taxation in the United States on its U.S. source unrelated business taxable income and on certain trade or business income that is effectively connected with the conduct of any trade or business of our partnership or Brookfield Infrastructure in the United States. Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with the conduct of a U.S. trade or business, but do expect our partnership and the Holding LP to realize some U.S. source investment income, which, if debt-financed, would constitute unrelated business taxable income. A non-U.S. tax-exempt entity should consult its own tax advisor to determine the U.S. federal income tax consequences with respect to an investment in our units.

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

158 Brookfield Infrastructure

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

Foreign Bank and Financial Account Reporting

        U.S. persons having a financial interest in or signature authority over a financial account in a foreign country may be required to file annually with the IRS a "Report of Foreign Bank and Financial Accounts", or an FBAR. The IRS has recently issued guidance on the scope of the FBAR requirement. While individual stocks are not considered "financial accounts", commingled funds, such as mutual funds, are considered "financial accounts" for FBAR reporting purposes. As part of the recently issued guidance, the IRS requested comments on whether an ownership interest in a PFIC should create an FBAR filing requirement. It is not clear that an interest in our partnership will be considered an interest in a commingled fund requiring an FBAR, or that an ownership interest in a PFIC will create an FBAR reporting obligation. However, you are urged to consult your tax advisors regarding the applicability of any such reporting requirement.

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

Brookfield Infrastructure 159

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

160 Brookfield Infrastructure

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

Recently Enacted Legislation Affecting Disclosure Obligations for U.S. Individuals

        United States legislation was enacted on March 18, 2010, that generally imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Unitholders are urged to consult their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the units.

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

Brookfield Infrastructure 161

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

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could adversely affect the U.S. federal income tax treatment of publicly traded partnerships, including changes that make it more difficult or impossible for our partnership (or Brookfield Infrastructure) to meet the Qualifying Income Exception so as to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation, changes that recharacterize a partner's share of capital gain, "qualified dividend" income as ordinary income, and possible other changes in characterization of certain U.S. source income for non-U.S. partners, with potential withholding tax consequences and adverse federal income tax consequences, and changes that reduce the net amount of distributions available to our unitholders. (See, for example, the discussion of certain potential implications of President Obama's fiscal year 2012 budget proposal under Item 10.E

162 Brookfield Infrastructure

"Taxation—Certain Material U.S. Tax Considerations—Partnership Status of our partnership and the Holding LP," above.) Such changes could also affect or cause us to change the way we conduct our activities, affect the tax considerations of an investment in our partnership, change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees) and adversely affect an investment in our units.

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

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO US AND OUR UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

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

Brookfield Infrastructure 163

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

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of our units, and no representation with respect to the Canadian federal income tax consequences to any particular holder is made. Consequently, holders of our units and prospective holders of our units are advised to consult their own tax advisors with respect to their particular circumstances. See also "Risk Factors—Risks Relating to Taxation".

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

        Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and our partners will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our partnership will include our share of the income (or loss) of Brookfield Infrastructure for a fiscal year determined in accordance with the Holding LP's limited partnership agreement. For this purpose, our partnership's fiscal year end and that of Brookfield Infrastructure will be December 31.

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

164 Brookfield Infrastructure

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

        The income of our partnership as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income of our partnership and the Holding LP must be calculated in Canadian currency. Where our partnership (or Brookfield Infrastructure) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our partnership as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

        In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership's taxation year is less than 365 days. Our partnership and the Holding LP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our partnership's or the Holding LP's income from a source in Canada.

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

Brookfield Infrastructure 165

federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of limited partners of the partnership who are entitled to relief under that treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

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

        On October 31, 2003, the Department of Finance released the REOP Proposals for public comment. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Canadian Limited Partners from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Canadian Limited Partner has held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Holding LP will, in and of themselves, generate losses, but no assurance can be given in this regard. However, unitholders may incur expenses in connection with

166 Brookfield Infrastructure

an acquisition of units in our partnership that could result in a loss that could be affected by the REOP Proposals. The REOP Proposals have been the subject of a number of submissions to the Minister of Finance (Canada). As part of the 2005 federal budget, the Minister of Finance (Canada) announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Canadian Limited Partners, or that any revised proposals may not differ significantly from the REOP Proposals described herein.

        On March 4, 2010, the Minister of Finance (Canada) announced as part of the 2010 Canadian Federal Budget that the outstanding Tax Proposals regarding investments in "foreign investment entities" would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. The Minister of Finance (Canada) released draft legislation to implement the revised Tax Proposals on August 27, 2010. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our partnership or to Brookfield Infrastructure. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our partnership or Brookfield Infrastructure acquiring or holding an investment in a non-resident entity is to derive a benefit from portfolio investments in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act as proposed to be amended provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If, having regard to the particular circumstances, it is reasonable to conclude that one of the main reasons for the acquisition or holding of our units by the Canadian Limited Partner, of units of Brookfield Infrastructure by our partnership, or of interests in non-resident entities (other than a controlled foreign affiliate as defined in the Tax Act, or CFA) by Brookfield Infrastructure, is as stated above, income will be imputed directly to the Canadian Limited Partner or to our partnership or Brookfield Infrastructure and allocated to the Canadian Limited Partner in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. There can be no assurance that the revised Tax Proposals will be enacted as proposed or at all. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application these rules to them in their particular circumstances.

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

Brookfield Infrastructure 167

Disposition of Our Units

        The disposition by a Canadian Limited Partner of a unit of our partnership will result in the realization of a capital gain (or capital loss) by such limited partner. The amount of such capital gain (or capital loss) will generally be the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner's units will be equal to: (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of the income of our partnership allocated to the Canadian Limited Partner for the fiscal years of our partnership ending before the relevant time; less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner's "at-risk" amount) for the fiscal years of our partnership ending before the relevant time; and less (iv) the Canadian Limited Partner's distributions from our partnership made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

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

168 Brookfield Infrastructure

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

TAXATION OF NON-CANADIAN LIMITED PARTNERS

        The following summary applies to holders who at all relevant times are not resident and are not deemed to be resident in Canada for purposes of the Tax Act and who do not acquire or hold their investment in our partnership in connection with a business carried on, or deemed to be carried on, in Canada, each a Non-Canadian Limited Partner. The following summary assumes that our units are not "taxable Canadian property" as defined in the Tax Act and that our partnership and the Holding LP generally will not dispose of properties that are taxable Canadian property (which includes, but is not limited to, property that is used or held in a business carried on in Canada, shares of corporations resident in Canada that are not listed on a designated stock exchange and listed shares where the number of shares owned exceeds prescribed amounts). Our units will be taxable Canadian property if, at any time within the 60-month period ending at the time of disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly, from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property. Our Managing General Partner and the Infrastructure General Partner advise that our units are not expected to be taxable Canadian property and that our partnership and the Holding LP are not expected to dispose of taxable Canadian property. However, no assurance can be given in this regard.

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

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to Brookfield Infrastructure will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%.

Brookfield Infrastructure 169

However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to Brookfield Infrastructure, we expect the Holding Entities to look-through Brookfield Infrastructure and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to Brookfield Infrastructure. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Canada-U.S. Tax Treaty, a Canadian resident payer may be required to look through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of limited partners of our partnership who are entitled to relief under the treaty and take into account reduced rates of Canadian federal withholding tax that such limited partners may be entitled to under that treaty.

AUSTRALIAN TAX CONSIDERATIONS

        Set out below is general Australian income tax implications for Australian tax resident holders of the Partnership units (Australian Holders).

        This is not tax advice an Australian Holder can rely on. The individual circumstances of each Australian Holder will affect the taxation implications of each Australian Holder's interest in the Partnership. Australian Holders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

        The discussion is primarily intended for Australian Holders who hold their interest in the Partnership on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account. Those Australian Holders seek professional taxation advice in relation to their interest in the Partnership.

        The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (the ITAA 1997), the Income Tax Assessment Act 1936 (Cth) (the ITAA 1936) and the Taxation Administration Act 1953 (Cth) (the Administration Act) as at the date of this Opinion.

Summary

        The key Australian income tax implications for Australian Holders of Partnership Units are set out below:

        The Partnership should be classified as a 'corporate limited partnership' for Australian income tax purposes as:

  •
  it satisfies the definition of 'corporate limited partnership'; and

  •
  it is not either a 'venture capital limited partnership, an 'early stage venture capital limited partnership, an 'Australian venture capital fund of funds' or a 'venture capital management partnership'; and

  •
  it is not a 'foreign hybrid limited partnership'.

170 Brookfield Infrastructure

        On the basis that the Partnership is a corporate limited partnership it should be treated as a company for Australian tax purposes.

        The Partnership is a non-resident of Australia for tax purposes and therefore, should not be subject to income tax in Australia except for any income sourced in Australia, or in respect of certain capital gains that relate to 'taxable Australian property' as detailed in the ITAA 1997.

        Distributions made by the Partnership to Australian Holders should be characterised as dividends for Australian income tax purposes and included in Australian Holders' assessable unfranked income.

        Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company (CFC) or proposed Foreign Accumulation Fund (FAF) rules. This conclusion is dependent on the quantum and nature of the interests held in the Partnership.

        The disposal of Partnership Units by Australian Holders should give rise to a capital gains tax (CGT) event for the Australian Holders. Broadly, Australian Holders that hold their units on capital account should realise a capital gain, or loss, equal to the difference between any capital proceeds received and the cost base of the Partnership Units.

Characterization of the Partnership

  Definition of 'limited partnership'

        A limited partnership is defined in section 995-1 of the ITAA 1997 and means:

  a.
  an association of persons (other than a company) carrying on business as partners or in receipt of ordinary income or statutory income jointly, where the liability of at least one of those persons is limited; or

  b.
  an association of persons (other than one referred to in paragraph (a)) with legal personality separate from those persons that was formed solely for the purpose of becoming a 'venture capital limited partnership' (VCLP), an 'early stage venture capital limited partnership' (ESVCLP), an 'Australian venture capital fund of funds' (AFOF) or a 'venture capital management partnership' (VCMP) and to carry on activities that are carried on by a body of that kind.

        There is no requirement as to where or under which law the liability is limited. For tax purposes, the liability is limited if it is effectively limited under the laws applying to the partnership (as per the partnership agreement).

        Article 7 of the Amended and Restated Limited Partnership Agreement of the Partnership (the Partnership Agreement) provides "the Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Limited Partnership Act or the Exempted Partnerships Act". Accordingly, the Partnership should be a limited partnership for Australian tax purposes.

  Definition of 'corporate limited partnership'

        Under subsection 94D(1)(a) of the ITAA 1936, a partnership will be a corporate limited partnership in relation to the year of income of the partnership if the year of income is the 1995-96 year of income or a later year of income.

        The Partnership should be a corporate limited partnership under subsection 94D(1) of the above definition. Subsection 94D(2) of the ITAA 1936 specifically excludes from a corporate limited partnership a Venture Capital Limited Partnership (VCLP), Early Stage Venture Capital Limited Partnership (ESVCLP), or Australian Venture Capital Fund or Funds (AFOF). A requirement for each of these definitions is that the partnership be registered either in Australia or a country prescribed by relevant regulations or be an Australian resident. The Partnership is registered in Bermuda and is not a

Brookfield Infrastructure 171

resident of Australia. Bermuda is not a country prescribed by relevant regulations. Therefore the partnership will not be a SCLP, ESVCLP or AFOF. A VCLP is defined by reference to the Venture Capital Act 2002. The Partnership, as a Bermudan Exempted Limited Partnership, will not be excluded from the definition of a corporate limited partnership as subsection 9-1(1) of the Venture Capital Act requires of a VCLP that:

  (a)
  the partnership was established by or under a law in force in, or in any part of:

  I.
  Australia; or

  II.
  a foreign country in respect of which a double tax agreement (as defined in Part X of the ITAA 1936) is in force; and

  (b)
  all of the partners who are general partners are residents of a country referred to in paragraph (a).

  Definition of 'foreign hybrid limited partnership'

        Pursuant to sub-section 94D(5) of the ITAA 1936 an exception to the Partnership being a corporate limited partnership applies if it is a 'foreign hybrid limited partnership' (FHLP) as defined in section 830-10 of the ITAA 1997. A limited partnership will be a FHLP if:

  a.
  it was formed in a foreign country (i.e. other than Australia); and

  b.
  foreign income tax is imposed under the law of the foreign country on the partners, not the limited partnership, in respect of the income or profits of the partnership for the income year; and

  c.
  at no time during the income year is the limited partnership, for the purposes of a law of any foreign country that imposes foreign income tax on entities because they are residents of the foreign country, a resident of that country; and

  d.
  disregarding subsection 94D(5) of the ITAA 1936, at no time during the income year is it an Australian resident; and

  e.
  disregarding that subsection, in relation to the same income year of another taxpayer:

  i
  the limited partnership is a CFC at the end of a statutory accounting period that ends in the income year; and

  ii
  at the end of the statutory accounting period, the taxpayer is an attributable taxpayer in relation to the CFC with an attribution percentage greater than nil.

        Paragraph (a) should be met on the basis that the Partnership was formed in Bermuda. Paragraph (b) would not be met on the basis that Bermuda does not impose any tax on income, profits, dividends or wealth. Therefore, there is no foreign tax imposed under the laws of Bermuda on the partners of the Partnership and this paragraph will not be satisfied. This position is confirmed by the Australia Taxation Office (ATO) in ATO ID 2006/149. On the basis that paragraph (b) is not met the Partnership should not be a FHLP.

  Conclusion

        The Partnership should be classified as a corporate limited partnership for Australian income tax purposes in accordance with section 94D of the ITAA 1997. The consequences of that include that the Partnership is treated as a company for the purposes of applying Australian domestic income tax law (sections 94J and 94K of the ITAA 1936). Accordingly, Australian Holders' units in the Partnership should be treated as shares in a company.

172 Brookfield Infrastructure

Foreign Accumulation Fund (FAF) rules

        Australia's Foreign Investment Fund (FIF) rules which apply to Australian residents with non-controlling shareholdings in foreign companies have been repealed and are being replaced. Exposure Draft legislation was released on 28 April 2010 for an anti-roll up fund rule that will apply to certain offshore investments.

        The Foreign Accumulation Fund (FAF) rules are proposed to apply effective from 1 July 2010. Broadly, the FAF rules apply to an Australian resident who has an interest in a FAF, providing a tax deferral benefit for the income year. A FAF is a foreign resident that is not a CFC, whose investment returns are subject to a low level of risk and which does not distribute substantially all of the profits and gains of the fund.

        The level of risk of return of an investment held by an entity will be low if the return is 'sufficiently certain'. A return is sufficiently certain, where at the time the investment is made it is reasonably expected that the foreign entity will receive returns from the investments it makes and at least some of the return is fixed or determinable with reasonable accuracy.

        Returns on an investment in the Partnership will not be fixed or accurately determinable as the distributions are at the discretion of the Managing General Partner. The Managing General Partner is not required to make distributions and provides no assurance that distributions will be made as intended. The distributions paid by the Partnership will be dependent on the performance of its investments. Accordingly, the FAF rules should not apply to the income accruing to Australian Holders in the Partnership.

Partnership distributions to Australian Holders

        Australian Holders will potentially receive distributions from the Partnership. Distributions will be treated as dividends on the basis that the Partnership is a corporate limited partnership for Australian tax purposes. The distributions should be treated as unfranked dividends to Australian Holders.

        The Partnership will not provide information to enable Australian Holders to determine whether a return of capital has been made for Australian tax purposes. Therefore, Australian Holders should treat all distributions as unfranked dividends.

        The taxation treatment of a Partnership dividend received by Australian Holders will vary depending on the type of Australian Holder. Australian Holders should seek further independent advice in relation to the nature of future distributions received from the Partnership.

        Set out below is a summary of how different types of Australian Holders should treat a distribution received from the Partnership.

  Australian tax resident individuals

        Distributions received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by the amount of any foreign income tax withheld by the Partnership.

        Australian Holders should seek independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld.

  Australian tax resident companies

        The taxation treatment of a dividend received by an Australian tax resident company is the same as that described above for an Australian tax resident individual.

Brookfield Infrastructure 173

  Australian tax resident trusts

        The comments below relate to Australian tax resident beneficiaries who are not under a legal disability where those beneficiaries are presently entitled to income of an Australian resident trust. If the beneficiary is under a legal disability, we recommend those beneficiaries seek independent professional taxation advice.

        Distributions in the form of dividend income should either be included in the trustee's, or the beneficiary's, assessable income, as the case may be. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above).

  Australian tax resident superannuation funds

        Dividends paid to an Australian tax resident superannuation fund should be included in the fund's Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by the Partnership on future distributions.

        Australian Holders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on the Partnership distributions.

  Documentation for Australian Holders

        Australian Holders with income tax years that end on 30 June will not receive any documentation from the Partnership that will correlate directly to a 30 June income tax year end. Australian Holders will need to rely on distribution payment statements to support their Australian income tax disclosures.

Australian CGT implications for Australian Holders

  Cost base of the Partnership Units

        The cost base of the Partnership Units for Australian Holders who bought their units in the Partnership directly should equal the money paid for those units plus any incidental costs of acquisition and disposal of the Partnership Units (e.g. broker's fees, borrowing expenses).

        Where an Australian Holder received the Partnership Units as consideration for entering into the Merger Transaction, the cost base or reduced cost base of the Partnership Units acquired is made up of a number of elements including the money paid or market value of property given to acquire the Partnership Units. That amount should be the market value of the Prime Infrastructure Securities exchanged for the Partnership Units under the Merger Transaction plus the incidental costs of acquisition and disposal of the Prime Infrastructure Securities (if any).

        On the basis that the Partnership and the Prime Infrastructure Securityholders were acting at arm's length, the market value of the Prime Infrastructure Securities disposed of under the Merger Transaction should be the same as the market value of the Partnership Units received in exchange.

        The acquisition date for the Partnership Units for CGT purposes should be the date the Partnership Units were allotted to the Prime Infrastructure Securityholders (8 December 2010 Australian Eastern Standard Time).

        The market value of the Partnership Units may be determined by reference to the NYSE/TSX VWAP of these Units on 8 December 2010 (AU$20.651 per Unit).

174 Brookfield Infrastructure

  Disposal of Partnership Units

        In the event Australian Holders dispose of Partnership Units, a capital gain should arise where the sale proceeds received exceed an Australian Holders' cost base in the Partnership Units. A capital loss should arise where the Australian Holders' reduced cost base exceeds the sale proceeds. The time that the CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs.

        Partnership distributions should be treated as unfranked dividends and no CGT cost base reduction should be calculated as a result of the distributions.

        Where the proceeds received are in foreign currency (e.g. US$ or CA$), these should be converted into A$ at the daily average exchange rate for the day of the sale (the date the sale contract is entered into). The ATO publish daily average exchange rates on their website (www.ato.gov.au). This may be a different amount than the A$ cash an Australian Holder ultimately receives.

        Accordingly, there may a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the Partnership Units any such foreign exchange realisation gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the Partnership Units).

        If payment is received more than 12 months after the contract date, the foreign exchange gain or loss provisions of the ITAA 1997 apply. Australian Holders should seek specific advice in this circumstance.

  Discount of capital gain

        Provided the Partnership Units that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Australian Holder on those Partnership Units (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.

        The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.

        This treatment broadly only applies in respect of Partnership Units held by Australian Holders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Australian Holders.

        Where the CGT discount is available, individual Australian Holders either holding their Partnership Units directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 33 1/3%.

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

Brookfield Infrastructure 175

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

10.F    DIVIDENDS AND PAYING AGENTS

        Not applicable.

10.G    STATEMENT BY EXPERTS

        Not applicable.

10.H    DOCUMENTS ON DISPLAY

        Any statement in this annual report on Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the annual report on Form 20-F the contract or document is deemed to modify the description contained in this annual report on Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

        See the information contained in this annual report on Form 20-F under Item 5. "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risks."

176 Brookfield Infrastructure

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

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2010, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, or the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2010, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway

Brookfield Infrastructure 177

Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. Excluded from our evaluation were the controls over financial reporting at Prime, which was acquired on December 8, 2010 and at the Canadian freehold timberlands, the U.S. freehold timberlands, the Australian coal terminal operations and the UK port operations, in which control was acquired on December 31, 2010. The financial statements of these entities in aggregate constitute 93% and 96% of net and total assets, respectively, and 66% of net income of the consolidated and combined financial statement amounts as of and for the year ended December 31, 2010.

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

Report of Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche, LLP, independent registered chartered accountants, who have also audited the financial statements of the partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

        Our Managing General Partner's board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. Our Managing General Partner's Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics, or the "Code", that applies to the members of the board of directors of the Managing General Partner, our partnership and any officers or employees of the Managing General Partner. We have posted a copy of the Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our Managing General Partner has retained Deloitte & Touche LLP to act as our partnership's and the Holding LP's independent registered chartered accountants.

178 Brookfield Infrastructure

        The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP for the audit of our annual financial statements:

	For the Year Ended December 31,
	2010		2009
THOUSANDS	USD	%	USD	%
Audit fees(1)	$5,114	92%	$2,255	100%
Tax fees(2)	50	1%	—	—
Audit-related fees(3)	357	7%	—	—
All other fees	10	—	—	—

Total	$5,531	100%	$2,255	100%

(1)
Audit fees relate to annual fees for our partnership and the Holding LP.

(2)
Audit-related fees include general audit related accounting advice and fees charged in respect of the Transaction.

(3)
Tax fees relate to annual tax compliance fees for our partnership and the Holding LP.

        The audit committee of the Managing General Partner pre-approves all audit and non-audit services provided to our partnership and the Holding LP by Deloitte & Touche LLP. In connection with the original registration statement all fees paid to Deloitte & Touche LLP were paid by Brookfield Asset Management Inc., and as such have not been disclosed by our partnership.

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

        On December 8, 2010, our partnership announced that the TSX accepted a notice filed by our partnership of its intention to commence a normal course issuer bid. Brookfield Infrastructure believes that at times our units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our Managing General Partner authorized our partnership to repurchase up to the equivalent of $25 million of our units. Under the rules of the TSX, our partnership may purchase an aggregate of up to 7,818,055 units, representing 6.9% of the public float on December 7, 2010. Under the normal course issuer bid, our partnership may purchase up to 18,312 units on the TSX during any trading day. The price to be paid for our units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases are authorized to commence on December 10, 2010 and will terminate on December 9, 2011, or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units acquired by our partnership under the normal course issuer bid will be cancelled.

Brookfield Infrastructure 179

        In the year ended December 31, 2010, none of our units were repurchased and cancelled under the normal course issuer bid. The following table sets forth the number of units of our partnership purchased and cancelled pursuant to the normal course issuer bid for the periods indicated.

Period	Total number of units purchased	Average price paid per unit (US$)	Total number of units purchased as part of publicly announced plans or programs
December 7, 2010 to December 31, 2010	Nil	N/A	Nil
January 1, 2011 to January 31, 2011	Nil	N/A	Nil
February 1, 2011 to February 28, 2011	Nil	N/A	Nil
March 1, 2011 to March 31, 2011	Nil	N/A	Nil

Total	Nil	N/A	Nil

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

  Not Applicable

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate practices are not materially different than those required of domestic companies under the NYSE listing standards.

180 Brookfield Infrastructure

 PART III

ITEM 17    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our Partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our Partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.1	Second Amended and Restated Limited Partnership Agreement for Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our Partnership's Registration Statement on Form 20-F/A filed December 18, 2007.
4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others—incorporated by reference to Exhibit 4.2 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.5	Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.5 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.6	Trademark Sublicense Agreement, effective as of August 17, 2007, between Brookfield Infrastructure L.P. and Brookfield Global Asset Management Inc.—incorporated by reference to Exhibit 4.8 to our Partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.7	Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated June 13, 2008 by Brookfield Infrastructure General Partner Limited—incorporated by reference to Exhibit 4.17 to our Partnership's Annual Report on Form 20-F filed June 30, 2008.
4.8	Amendment to Amended and Restated Limited Partnership Agreement, dated June 13, 2008 by Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 4.18 to our Partnership's Annual Report on Form 20-F filed June 30, 2008.

Brookfield Infrastructure 181

Number	Description
4.9	Second Amended and Restated Credit Agreement, dated June 21, 2010, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc. as amended by Amendment No. 1. and Amendment No. 2*[1]
4.10	Amendment dated November 16, 2009 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership's Report of Foreign Private Issuer on Form 6-K filed March 10, 2010.
4.11	Amendment dated February 5, 2010 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 and November 16, 2009 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership's Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.
4.12	Amendment dated February 5, 2010 to the Second Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 and November 16, 2009 of Brookfield Infrastructure L.P.—incorporated by reference to Exhibit 99.1 to our Partnership's Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated and combined financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

1
Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

182 Brookfield Infrastructure

 SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 26, 2011	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ LOU MAROUN
		Name:	Lou Maroun
		Title:	Director

Brookfield Infrastructure 183

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of and for the years ended December 31, 2010 and 2009	F-2

Brookfield Infrastructure F-1

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. (the "Partnership") as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Prime, which was acquired on December 8, 2010 and the Canadian freehold timberlands, the U.S. freehold timberlands, the Australian coal terminal operations and the UK Port operations, which were acquired on December 31, 2010 and whose financial statements constitute 93% and 96% of net and total assets, respectively, and 66% of net income of the consolidated and combined financial statement amounts as of and for the year ended December 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Prime, the Canadian freehold timberlands, the U.S. freehold timberlands, the Australian coal terminal operations and the UK Port operations. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

F-2 Brookfield Infrastructure

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined financial statements as of and for the year ended December 31, 2010 of the Partnership and our report dated April 26, 2011 expressed an unqualified opinion on those financial statements.

Toronto, Canada	/s/ DELOITTE & TOUCHE LLP
April 26, 2011	Independent Registered Chartered Accountants Licensed Public Accountants

Brookfield Infrastructure F-3

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated and combined statements of financial position of Brookfield Infrastructure Partners L.P. (the "Partnership") as of December 31, 2010 and 2009, and January 1, 2009, and the related consolidated and combined statements of operating results, comprehensive income, partnership capital and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure Partners L.P. as of December 31, 2010 and 2009, and January 1, 2009 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2011 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Toronto, Canada	/s/ DELOITTE & TOUCHE LLP
April 26, 2011	Independent Registered Chartered Accountants Licensed Public Accountants

F-4 Brookfield Infrastructure

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes(1)	As of December 31, 2010	As of December 31, 2009	As of January 1, 2009
Assets
Cash and cash equivalents	8	$154	$107	$40
Accounts receivable and other	9	187	54	14
Inventory	10	38	32	48
Financial assets (current)	11	6	2	44
Assets classified as held for sale	22	1,859	—	—

Current assets		2,244	195	146
Property, plant and equipment	13	2,995	1,183	938
Intangible assets	17	2,903	306	—
Standing timber	14	2,578	2,425	2,461
Investments in associates	12	1,069	1,087	250
Goodwill	16	591	591	591
Investment properties	15	175	175	41
Investment in TBE	28	—	—	195
Financial assets (non-current)	11	118	—	—
Other assets (non-current)	9	59	71	80
Deferred income tax asset	29	377	13	15

Total assets		13,109	6,046	4,717

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	18	240	102	43
Non-recourse borrowings (current)	20	615	—	—
Financial liabilities (current)	19	29	—	2
Liabilities directly associated with assets classified as held for sale	22	1,859	—	—

Current liabilities		2,743	102	45
Corporate borrowings	20	18	—	139
Non-recourse borrowings (non-current)	20	3,960	1,985	1,576
Financial liabilities (non-current)	19	97	—	—
Other liabilities (non-current)	18	261	100	4
Deferred income tax liability	29	1,025	681	621
Preferred shares	21	20	20	20

Total liabilities		8,124	2,888	2,405
Partnership capital
Limited partners' capital	33	2,881	1,807	884
General partner's capital	33	19	19	10
Retained earnings (deficit)		302	(44)	(4)
Other comprehensive income		178	95	153
Non-controlling interest		1,605	1,281	1,269

Total partnership capital		4,985	3,158	2,312

Total liabilities & partnership capital		$13,109	$6,046	$4,717

(1)
Refer to Note 4 for the effects of the adoption of IFRS.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-5

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

		For the Year Ended December 31,
US$ MILLIONS (except per unit information)	Notes(1)	2010	2009
Revenues	25	$634	$290
Cost of revenues		(413)	(198)
General and administrative expenses		(35)	(18)

Gross margin		186	74
Investment income		9	7
Interest expense	26	(144)	(103)

Income (loss) before under noted		51	(22)
Earnings from investments in associates	12	52	14
Gain on sale of investment	28	—	87
Fair value gains and other items	7	433	—
Depreciation and amortization expense		(29)	(12)
Fair value adjustments		12	(150)
Other (expenses) income		(24)	13

Income (loss) before income tax		495	(70)
Income tax recovery	29	15	11

Net income (loss)		510	(59)
Net (income) loss attributable to non-controlling interest		(43)	84

Net income attributable to partnership		$467	$25

Attributable to:
General partner	33	$5	$—
Limited partners	33	$462	$25

Earnings per unit:
Basic and diluted earnings per unit attributable to:
General partner		$4.25	$0.52
Limited partners		$4.25	$0.52

(1)
Refer to Note 4 for the effects of the adoption of IFRS.

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

		For the Year Ended December 31,
US$ MILLIONS	Notes(1)	2010	2009
Net income (loss) for the period		$510	$(59)

Other comprehensive income (loss)
Revaluation of property, plant and equipment		2	13
Foreign currency translation		112	49
Cash flow hedge		15	4
Net investment hedge		(51)	(61)
Equity accounted investments		2	(52)
Other(2)		26	—
Taxes on the above items		(10)	(1)

		96	(48)

Comprehensive income (loss)		$606	$(107)

Attributable to:
Non-controlling interest	35	$60	$(74)
General partner	33	$6	$(1)
Limited partners	33	$540	$(32)

(1)
Refer to Note 4 for the effects of the adoption of IFRS.

(2)
Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners								General Partner
				Reserves					Investments in Associates
US$ MILLIONS	Limited partners' capital	General partner's capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedge gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners' capital
Balance as at December 31, 2009	$1,807	$19	$(44)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,281	$3,158
Net income	—	—	462	—	—	—	—	—	—	—	5	—	43	510
Other comprehensive income (loss)	—	—	—	1	105	(51)	10	11	10	(8)	—	1	17	96
Unit issuance, net repurchases	1,074	—	—	—	—	—	—	—	—	—	—	—	251	1,325
Partnership distributions	—	—	(116)	—	—	—	—	—	—	—	(1)	—	—	(117)
Other items	—	—	—	—	—	—	—	—	—	—	—	—	13	13

Balance as at December 31, 2010	$2,881	$19	$302	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,605	$4,985

(1)
Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
				Reserves					Investments in Associates
US$ MILLIONS	Limited partners' capital	General partner's capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedge gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners' capital
Balance as at January 1, 2009(2)	$884	$10	$(4)	$—	$—	$70	$—	$—	$70	$13	$—	$—	$1,269	$2,312
Net income (loss)	—	—	25	—	—	—	—	—	—	—	—	—	(84)	(59)
Other comprehensive income (loss)	—	—	—	5	50	(61)	1	—	(48)	(4)	—	(1)	10	(48)
Unit issuance, net of repurchases	929	9	—	—	—	—	—	—	—	—	—	—	65	1,003
Partnership distributions	—	—	(59)	—	—	—	—	—	—	—	—	—	—	(59)
Other items	(6)	—	(6)	—	—	—	—	—	—	—	—	—	21	9

Balance as at December 31, 2009	$1,807	$19	$(44)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,281	$3,158

(1)
Other reserves relate to unrealized actuarial gains.

(2)
Refer to note 4 for the effects of the adoption of IFRS.

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
US$ MILLIONS	Notes(1)	2010	2009
Operating Activities
Net income (loss)		$510	$(59)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	12	19	(3)
Gain on sale of investment, net of tax	28	—	(68)
Fair value adjustments		(12)	150
Depreciation and amortization expense		29	12
Fair value gains and other items	7	(433)	—
Provisions and other items		24	(12)
Deferred tax recovery	29	(21)	(30)
Change in non-cash working capital, net	37	(38)	7

Cash from (used by) operating activities		78	(3)

Investing Activities
Acquisition in or sale of subsidiaries, net of cash acquired
Prime	7	120	(666)
UK port operation	7	(27)	(88)
Australian coal terminal operation		—	(166)
Sale of TBE	28	—	244
Investments in or partial sale of operating assets
Partial sale of operating assets, net of investments made		49	31
Long lived assets, net of disposals		(37)	(7)
Net settlement of foreign exchange contracts		(33)	(9)

Cash from (used by) investing activities		72	(661)

Financing Activities
Distribution to unitholders	34	(117)	(59)
Corporate borrowings (repayments)	20	18	(139)
Partnership units issued, net of repurchases		5	929
Debt of subsidiaries repurchased		(9)	—

Cash (used by) from financing activities		(103)	731

Cash and cash equivalents
Change during the year		$47	$67
Balance, beginning of period		107	40

Balance, end of period		$154	$107

(1)
Refer to Note 4 for the effects of the adoption of IFRS.

Supplemental
cash flow information is provided in note 37.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the years ended and as of December 31, 2010 and 2009

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. The registered office is Canon's Court, 22 Victoria Street, Hamilton, Bermuda.

NOTE 2.  SUBSIDIARIES

        The following provides information about the partnership's principal subsidiaries as of December 31, 2010 and 2009.

			Ownership interest
Defined Name	Name of entity	Country of incorporation	2010%	2009%
Holding LP	Brookfield Infrastructure Limited Partners(2)	Bermuda	100	100
UK port operation	Brookfield Port Acquisitions (UK) Limited(2)	United Kingdom	59	55
U.S. freehold timberlands	Longview Timber Holdings Corp(2)	USA	30	30
Canadian freehold timberlands	Island Timberlands Limited Partnership(2)	Canada	38	38
North American electricity transmission operation	Great Lakes Power L.P.	Canada	100	100
Prime	Prime Infrastructure Holdings Limited	Australia	100	n/a	(3)
Australian coal terminal operation	Dalrymple Bay Coal Terminal(1),(2)	Australia	71	n/a	(3)
Australian railroad operation	WestNet Rail Holdings No. 1 Pty(1)	Australia	100	n/a	(3)
Australian energy distribution operation	Tasmania Gas Networks(1)	Australia	100	n/a	(3)
European energy distribution operation	International Energy Group(1)	United Kingdom	100	n/a	(3)
AET&D	Prime AET&D Holding No. 1 Pty Limited	Australia	100	n/a	(3)
CSC	Cross-Sound Cable Company LLC	USA	100	n/a	(3)

(1)
During the year, the partnership acquired control of these entities through the acquisition of control in Prime on December 8, 2010 (see note 7 for further details).

(2)
During the year, the partnership entered into voting agreements resulting in acquisition of control of these entities. As acquisitions under common control, the voting agreements were accounted for to reflect continuing control (see note 3 for further details).

(3)
At December 31, 2009, the partnership held an interest providing them with significant influence over these entities. See note 12 for further details of investments in associates.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The reporting periods of the subsidiaries are consistent with those of the partnership.

NOTE 3.  SUMMARY OF ACCOUNTING POLICIES

I.     STATEMENT OF COMPLIANCE

        These consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These are the partnership's first annual consolidated and combined financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows is provided in note 4.

        The financial statements were authorized for issue by the Board of Directors on April 15, 2011.

II.    BASIS OF PREPARATION

        The financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment, investment properties, timber, and certain assets and liabilities, which have been measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in US dollars and rounded to the nearest million, unless otherwise noted.

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Brookfield Infrastructure's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated and combined financial statements are disclosed in note 6.

Consolidation

        These consolidated and combined financial statements include the accounts of the partnership and its consolidated (direct and indirect) subsidiaries over which the partnership has control: Holding LP, North American electricity transmission operation, Australian coal terminal operation, European energy distribution operation, Australian railroad operation, UK port operation, Australian energy distribution operation, U.S. freehold timberlands, Canadian freehold timberlands and Prime. Control exists when the partnership has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Non-controlling interests in partnership capital and results of the partnership's subsidiaries are shown separately in the consolidated and combined Statements of Financial Position. Together, the partnership and its subsidiaries are referred to as "Brookfield Infrastructure" in these financial statements.

Reorganization of Brookfield Infrastructure Interests

        Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield Asset Management ("Brookfield"), Brookfield Infrastructure's ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield's indirect holdings in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (IFRS 3R), as all combining businesses are ultimately controlled by the same parties both before and

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. The consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

  •
  Assets and liabilities of Holding LP, and the partnership's interests in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and its UK port operation are reflected at their carrying amounts as at the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

  •
  In the partnership's consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flow, the partnership's freehold timberlands, Australian coal terminal and UK port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure's freehold timberlands, Brookfield acquired control prior to January 1, 2009; for Brookfield Infrastructure's UK port operation, Brookfield acquired control on November 20, 2009, and for Brookfield Infrastructure's Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

  •
  Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership's limited partnership units. This right is subject to the partnership's right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units. Including these units as partnership capital, total partnership capital at January 1, 2009, and at December 31, 2009, was $1,043 million and $1,877 million, respectively.

III.  SUMMARY OF ACCOUNTING POLICIES

(a)   Principles of consolidation

        The consolidated and combined financial statements incorporate the assets and liabilities of all subsidiaries of the partnership as at December 31, 2010 and 2009, and the results of all subsidiaries for the years then ended.

        The results of subsidiaries acquired or disposed of during the year are included in the Statements of Operating Results and Statements of Comprehensive Income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

        Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the partnership.

        All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

        IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has a policy to account for such transactions taking into consideration other guidance in the IFRS framework and

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements. The Statements of Operating Results reflect the results of combining entities for all periods presented for which the entities were under the transferor's control, irrespective of when the combination takes place.

        Non-controlling interests in subsidiaries are identified separately from Brookfield Infrastructure's partnership capital therein. The non-controlling interests may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in partnership capital. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

        When Brookfield Infrastructure ceases to control a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to income or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

        A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

(b)   Business combinations

        Acquisitions of subsidiaries and businesses are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values (at the acquisition date) of assets acquired, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in income or loss as incurred and included in administrative expenses.

        Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in income or loss, whereas changes in the fair value of contingent consideration classified within partnership capital are not subsequently re-measured.

        Where a business combination is achieved in stages, Brookfield Infrastructure's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date Brookfield Infrastructure attains control and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

been recognized in other comprehensive income are reclassified to income or loss, where such treatment would be appropriate if that interest were disposed of.

        If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, Brookfield Infrastructure reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

        The measurement period is the period from the date of acquisition to the date Brookfield Infrastructure obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent the acquisition date. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, including goodwill, as a result of the combination.

        Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18 Revenue recognition.

(c)   Investments in associates

        An associate is an entity over which Brookfield Infrastructure has significant influence that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

        Where a Brookfield Infrastructure entity transacts with an associate of Brookfield Infrastructure, income and losses are eliminated to the extent of Brookfield Infrastructure's interest in the relevant associate.

(d)   Cash and cash equivalents

        Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less and which are subject to an insignificant risk of changes in value.

        Bank overdrafts are shown within borrowings in current liabilities in the Statements of Financial Position.

(e)   Inventories

        Inventories are stated at the lower of cost and net realizable value. If actual demand or market conditions are less favourable than those projected by management, inventory write-downs may be required. Cost is determined on a first-in, first-out basis except for supplies, which are stated using the average cost method.

F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(f)    Property, plant and equipment

        Property, plant and equipment measured using the revaluation method are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on a regular basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized impairment recorded through income, with the remainder of the increase recognized in other comprehensive income and accumulated in partnership capital in revaluation surplus. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in income.

        An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income or loss.

        Property, plant and equipment is depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	2 to 50 years
Transmission stations, towers and related fixtures	25 to 40 years
Leasehold improvements	6 to 49 years
Plant and equipment	3 to 39 years
Network systems	20 to 40 years
Track lease premium	41 years

        Depreciation on property, plant and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

        Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

(g)   Standing timber

        Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner's weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value using external valuations on an annual basis.

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Land under standing timber is accounted for using the revaluation method and included in property, plant and equipment.

        Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

(h)   Investment property

        Brookfield Infrastructure uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in income.

        Land of Brookfield Infrastructure's U.S. and Canadian freehold timberlands which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber is classified as investment property.

        Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases. Brookfield Infrastructure determines fair value using both internal and external valuations.

(i)    Borrowings

        Borrowings are recorded initially at fair value, net of transaction costs. Subsequent to initial recognition, borrowings are measured at amortized cost with any difference between the initial recognized amount and the redemption value being recognized in income and loss over the period of the borrowing using the effective interest rate method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognized as prepayments and amortized on a straight-line basis over the term of the facility.

        Borrowings are classified as current liabilities unless Brookfield Infrastructure has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(j)    Intangible assets

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership's intangible assets are comprised of conservancy rights and service concession arrangements.

        Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset.

F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Concession arrangements were acquired as part of the acquisition of the Australian coal terminal operation and were recognized at their fair value. These intangible assets relate to the right to control and use a specific port for a contractual length of time. These concession arrangements are amortized over the life of the contractual arrangement (91 years).

        The conservancy right was acquired as part of the acquisition of the UK Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life.

        Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets' estimated useful lives. The amortization expense on intangible assets with finite lives is recognized in the Statements of Operating Results in the expense category consistent with the function of the intangible asset. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Operating Results when the asset is derecognized.

(k)   Impairment of long-lived assets excluding goodwill

        At each reporting date Brookfield Infrastructure assesses whether there is any indication that assets are impaired, other than those measured at fair value with changes in fair value recorded in net income. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where an asset does not generate cash inflows that are largely independent from cash inflows from other assets, Brookfield Infrastructure estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units; otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

        Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

        An impairment is recognized if the recoverable amount of the asset or cash-generating unit is estimated to be less than the carrying amount. The impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation reserve decrease. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of future cash flows takes into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. These budgets and forecasts are generally covering a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

        At the end of each reporting period, the partnership assesses whether there is any indication that an impairment loss recognized in prior periods for any asset (or cash-generating unit) other than goodwill may no longer exist or may have decreased. If any such indication exists, the partnership

Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

estimates the recoverable amount of the asset (or cash-generating unit) and determines whether reversal of the prior period impairment is appropriate. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized in previous years.

        A reversal of an impairment loss is recognized immediately in income or loss, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation reserve increase.

(l)    Goodwill

        Goodwill arising from a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the fair value of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.

        If, after reassessment, Brookfield Infrastructure's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

        Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of Brookfield Infrastructure's cash-generating units expected to benefit from the synergies of the business combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually or more frequently when there is an indication that the unit may be impaired.

        If the recoverable amount of the cash-generating unit is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is recognized immediately in income or loss and is not reversed in a subsequent period.

        On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the income or loss on disposal of the operation.

        Where a bargain purchase arises, identification and measurement of assets and liabilities and the measurement of cost will be reassessed before recognizing a gain on bargain purchase immediately in the Statements of Operating Results.

(m)  Financial assets

        Financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss', 'held-to-maturity' investments, 'available-for-sale' financial assets, and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as fair value through profit or loss, which are initially measured at fair value.

        Investments are recognized and derecognized on the trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

Effective interest method

        The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the debt instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

        Income is recognized on an effective interest rate basis for debt instruments other than those financial assets classified as 'at fair value through profit or loss'.

Loans and receivables

        Accounts receivable, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as 'loans and receivables'. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

        Interest income is recognized by applying the effective interest rate.

Impairment of financial assets

        Financial assets are assessed for indicators of impairment at each reporting date. Financial assets are considered to be impaired where there is objective evidence that as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

        The carrying amount of financial assets are reduced by the impairment loss directly for all financial assets with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When accounts receivable are considered uncollectible, they are written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in income or loss.

Derecognition of financial assets

        Brookfield Infrastructure derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If Brookfield Infrastructure neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

asset, Brookfield Infrastructure recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.

(n)   Derivative financial instruments

        Brookfield Infrastructure and its subsidiaries selectively enter into a variety of derivative financial instruments, including foreign exchange forward contracts and interest rate swaps, to manage its exposure to financial risks, including interest rate, foreign exchange and commodity risks. Further details of derivative financial instruments are disclosed in notes 11, 19, and 36.

        Derivatives are initially recognized at fair value determined on a credit adjusted basis, on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in income and loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedge relationship.

        Brookfield Infrastructure designates certain derivatives as either:

  •
  hedges of the fair value of recognized assets or liabilities (fair value hedges);

  •
  hedges of highly probable forecasted transactions or hedges of foreign currency risk of firm commitments (cash flow hedges); or

  •
  hedges of net investments in foreign operations.

        A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Hedge accounting

        Brookfield Infrastructure designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

        Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows from forecasted transactions or fair value changes from assets and liabilities. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in comprehensive income by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship.

        At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Brookfield Infrastructure documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values, net investment values, or cash flows of the hedged item.

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Note 36 sets out details of the fair values or the derivative instruments used for hedging purposes.

Net investment hedges

        Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in partnership capital and are included in net income in the period in which the subsidiary is disposed of, or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value, with changes in fair value recorded in net income or as a component of partnership capital as applicable.

Fair value hedges

        Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

        Hedge accounting is discontinued when Brookfield Infrastructure revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income or loss from that date.

Cash flow hedges

        The effective portions of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss.

        Amounts previously recognized in other comprehensive income and accumulated in partnership capital are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the Statements of Operating Results as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in partnership capital are included in the initial measurement of the cost of the non-financial asset or non-financial liability.

        Hedge accounting is discontinued when Brookfield Infrastructure revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss accumulated in partnership capital at that time remains in partnership capital and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in partnership capital is recognized immediately in income or loss.

Items not classified as hedges

        Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains or losses arising from changes in fair value are recognized in income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded as income in the period in which they are realized.

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Fair value of financial instruments

        The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arms length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis; or other valuation models.

(o)   Income taxes

        Income tax expense represents the sum of the tax currently payable and deferred tax.

Current income tax

        Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted and substantively enacted at the reporting date. Current income tax relating to items recognized directly in partnership capital are also recognized directly in partnership capital.

Deferred tax

        Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

        Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where Brookfield Infrastructure is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        The carrying amount of deferred tax assets is reviewed at the end of the each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the tax asset to be recovered.

        Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which Brookfield Infrastructure expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and Brookfield Infrastructure intends to settle its current tax assets and liabilities on a net basis.

(p)   Foreign currencies

        The U.S. dollar is the functional and presentation currency of the partnership. Each of the partnership's subsidiaries determines its own functional currency and items included in the financial statements of each subsidiary are measured using that functional currency.

        Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of partnership capital and non-controlling interest. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

        Foreign currency denominated monetary assets and liabilities are translated using the closing rate. Non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in income. Gains or losses on transactions which hedge these items are also included in income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

        On the disposal of a foreign operation (i.e. a disposal of Brookfield Infrastructure's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary or loss of significant influence over an associate), all of the accumulated exchange differences in respect of that operation attributable to Brookfield Infrastructure are reclassified to income or loss. Any exchange differences that have previously been attributed to non-controlling interests are derecognized, but they are not reclassified to income or loss.

        Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(q)   Assets held for sale

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

        When Brookfield Infrastructure is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Infrastructure will retain a non-controlling interest in its former subsidiary after the sale.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

        Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Statements of Financial Position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Statements of Financial Position.

        The profit or loss arising on reclassification or sale of a disposal group is recognized in discontinued operations.

        Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

(r)   Accounts Payable and other liabilities

        Accounts payable and other liabilities are recognized when Brookfield Infrastructure becomes obliged to make future payments resulting from the purchase of goods and services.

(s)   Provisions

        Provisions are recognized when Brookfield Infrastructure has a present obligation (legal or constructive) as a result of a past event, it is probable that Brookfield Infrastructure will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

        The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.

        When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

(t)    Preferred Shares

        Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in the Statements of Operating Results as finance costs.

(u)   Redeemable Partnership Units

        The Holding LP has issued redeemable partnership units that may, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash. This right is subject to decisions made by the partnership which entitles it to elect to acquire any units presented to Holding LP in exchange for similar number of the partnership's units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with its partnership units, the redeemable partnership units are therefore classified as limited partners' capital.

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(v)   Revenue recognition

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to Brookfield Infrastructure and the revenue can be reliably measured, regardless of when the payment is being made.

        Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of customer returns, trade allowances, rebates and other similar allowances.

        Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure's activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Timber revenue

        Revenues from the sale of logs and related products and services to external customers is recognized when significant risk and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectability is reasonably assured.

Utilities

        Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure's Australian coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer's annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure's Australian coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

Transport and Energy

        Revenue from transport and energy infrastructure consists primarily of energy distribution income and freight services revenue. Energy distribution income is recognized when services are provided and are rendered based upon usage or volume throughput during the period. Freight services revenue is recognized at the time of the provision of services.

NOTE 4.  TRANSITION TO IFRS

        Brookfield Infrastructure has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS Brookfield Infrastructure prepared its financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP). As stated in note 3, these are Brookfield Infrastructure's first annual consolidated and combined financial statements prepared in accordance with IFRS. Brookfield Infrastructure's transition date was January 1, 2009 (the "transition date") and Brookfield Infrastructure has prepared its opening IFRS Statements of Financial Position as at that date.

        In preparing its opening IFRS Statements of Financial Position, Brookfield Infrastructure has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP. An explanation of how the transition from U.S. GAAP to IFRS has affected Brookfield Infrastructure's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables. In reconciling the amounts previously reported under U.S. GAAP to those

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

included in these financial statements prepared under IFRS, adjustments recorded to convert the previously reported U.S. GAAP amounts to the reported IFRS amounts are separately presented from those recorded adjustments necessary to give effect to the acquisition of Brookfield Infrastructure's subsidiaries through the common control transactions described in note 3. The IFRS transition date for our U.S. and Canadian freehold timberlands and our North American electricity transmission operation acquired through such common control transactions is consistent with the transition date of Brookfield Infrastructure.

(a)   Elected Exemptions From Full Retrospective Application

        In preparing these consolidated and combined financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1"), Brookfield Infrastructure has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)    Deemed cost for operations subject to rate regulation

        Brookfield Infrastructure has elected to measure its property, plant and equipment of its North American transmission operation at fair value as at January 1, 2009, and use that amount as deemed cost as at January 1, 2009. The revaluation method will be applied to the North American transmission operation subsequent to the transition date.

(ii)   Fair value as deemed cost

        Brookfield Infrastructure has elected to measure its land under standing timber at the date of transition to IFRS at its fair value and use that fair value as deemed cost as at that date. The revaluation method will be applied to its U.S. and Canadian freehold timberlands property, plant and equipment subsequent to the transition date.

(iii)  Cumulative translation differences

        Brookfield Infrastructure has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iv)  Business combinations

        Brookfield Infrastructure has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009, IFRS transition date.

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(b)   Mandatory Exceptions To Retrospective Application

        In preparing these consolidated and combined financial statements in accordance with IFRS 1, Brookfield Infrastructure has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)    Hedge Accounting

        Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in Brookfield Infrastructure's results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

        Brookfield Infrastructure from time to time enters into derivative contracts to hedge against foreign currency risks on certain cash flows that do not qualify for hedge accounting.

(ii)   Estimates

        Hindsight was not used to create or revise estimates and accordingly the estimates previously made by Brookfield Infrastructure under U.S. GAAP are consistent with their application under IFRS.

(c)   Reconciliation of Net Income as Reported Under U.S. GAAP and IFRS

        The following is a reconciliation of Brookfield Infrastructure's net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009.

US$ MILLIONS	Note	For the Year Ended December 31, 2009
Net income as reported under U.S. GAAP		$28
Adjustment for common control transaction	(i)	19

Adjusted net income attributable to the partnership as reported under U.S. GAAP		47
Differences decreasing reported net income:
Standing timber, net of depletion	(ii)	(10)
Fair value as deemed cost	(iii)	(10)
Other		(2)

Net income attributable to the partnership as reported under IFRS		25
Net loss attributable to non-controlling interest		(84)

Net loss as reported under IFRS		$(59)

(i)    Common control transaction

        The partnership entered into a voting agreement and effectively gained control of the Holding LP. As a result, the partnership consolidates the Holding LP and the redeemable partnership units issued by the Holding LP are classified as limited partners' capital in Brookfield Infrastructure (see note 3 for details).

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(ii)   Standing timber

        For IFRS Brookfield Infrastructure's standing timber are measured at fair value less estimated point-of-sale costs, with changes in fair value or point of sale costs recorded in income during the period of change. Under U.S. GAAP Brookfield Infrastructure had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels.

(iii)  Fair value as deemed cost

        Lands under standing timber, and transmission infrastructure were recorded at fair value on transition, at values in excess of their recorded amount under U.S. GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(d)   Reconciliation of Comprehensive (Loss) Income as Reported Under U.S. GAAP and IFRS

        The following is a reconciliation of Brookfield Infrastructure's comprehensive income reported in accordance with U.S. GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009.

US$ MILLIONS	Note	For the Year Ended December 31, 2009
Comprehensive income as reported under U.S. GAAP		$20
Adjustment for common control transaction	(i)	14

Adjusted comprehensive income attributable to the partnership as reported under U.S. GAAP		34
Differences decreasing reported comprehensive loss:
Differences in net income	(ii)	(22)
Revaluation method	(iii)	(45)

Comprehensive loss attributable to partnership as reported under IFRS		(33)
Comprehensive loss attributable to non-controlling interest		(74)

Comprehensive loss as reported under IFRS		$(107)

(i)    Common control transactions

        The partnership entered into a voting agreement and effectively gained control of the Holding LP. As a result, the partnership consolidates the Holding LP and the redeemable partnership units issued by the Holding LP are classified as limited partners' capital in Brookfield Infrastructure (see note 3 for details).

(ii)   Differences in net income

        Reflects the differences in net income between U.S. GAAP and IFRS as described in 4(c) for the respective period.

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(iii)  Revaluation of Property, Plant and Equipment

        Brookfield Infrastructure measures land under standing timber, power generation and transmission infrastructure assets at their revalued amount. Revaluations of these assets in excess of their cost base less accumulated depreciation are recorded as a component of partnership capital in revaluation surplus. During 2009 Brookfield Infrastructure incurred a $45 million decrease in the revalued amount of its assets.

(e)   Reconciliation of partnership capital as reported under U.S. GAAP and IFRS

        The following is a reconciliation of Brookfield Infrastructure's partnership capital in accordance with U.S. GAAP to its partnership capital in accordance with IFRS at the transition date and December 31, 2009:

IN US$ MILLIONS	As of December 31, 2009	As of January 1, 2009
Partnership capital attributable to partnership as reported under U.S. GAAP	$1,074	$547
Adjustment for common control transaction (i)	726	352

Adjusted partnership capital as reported under U.S. GAAP	1,800	899
Differences under IFRS:
Standing timber (ii)	115	152
Deemed cost (iii)	(14)	(26)
Revaluation method (iv)	(27)	14
HBU lands (investment properties) (v)	36	36
Deferred taxes (vi)	(35)	(33)
Other	2	1

Partnership capital attributable to partnership as reported under IFRS	$1,877	$1,043

Notes for the effect of transition to IFRS

(i)    Common control transactions

        The partnership entered into a voting agreement and effectively gained control of the Holding LP. As a result, the partnership consolidates the Holding LP and the redeemable partnership units issued by the Holding LP are classified as limited partners' capital in Brookfield Infrastructure (see note 3 for details).

(ii)   Standing timber

        Brookfield Infrastructure's standing timber is measured at fair value less estimated point-of-sale costs for IFRS, whereas for U.S. GAAP Brookfield Infrastructure recorded such assets at historic cost less accumulated depletion, or as inventory. The increase in partnership capital relates to the difference in the fair value, less estimated point-of-sale costs, of Brookfield Infrastructure's standing timber and other standing timber and their carrying amounts for U.S. GAAP.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(iii)  Fair value as deemed cost

        Brookfield Infrastructure elected to measure certain items of property, plant and equipment at fair value or revaluation amounts determined previously under U.S. GAAP and use that amount as deemed cost on transition to IFRS. The established deemed cost amount will be amortized to income over the useful lives of the assets.

(iv)  Revaluation of property, plant and equipment

        Under IFRS Brookfield Infrastructure measures land under standing timber and property, plant and equipment at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses, whereas for U.S. GAAP Brookfield Infrastructure recorded such assets at historic cost less accumulated depreciation.

(v)   Investment properties

        Brookfield Infrastructure measures its land used for commercial property purposes and investment property at fair value under IFRS, whereas for U.S. GAAP Brookfield Infrastructure had recorded such assets at historic cost less any accumulated amortization. The increase in partnership capital relates to the difference in the fair value of investment property and their carrying amounts for U.S. GAAP.

        There was no change in measurement for the investment property held at the UK Port operation as Brookfield Infrastructure acquired control of the UK Port operation as of December 31, 2010.

(vi)  Deferred taxes

        Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above. The deferred taxes relate to the following adjustments: revaluation of land under standing timber, power generation and transmission infrastructure, measurement of inventories and standing timber.

(f)    Effect of IFRS adoption for the consolidated Statements of Cash Flows

        There were no material effects on the consolidated Statements of Cash Flows as prepared in accordance with U.S GAAP from the adoption of IFRS.

NOTE 5.  FUTURE CHANGES IN ACCOUNTING POLICIES

(a)   Financial Instruments

        IFRS 9 Financial Instruments ("IFRS 9") was issued by the IASB on November 12, 2009, and will replace IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its financial statements.

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(b)   Related party disclosures—revised definition of related parties

        On November 4, 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures ("IAS 24"). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. Brookfield Infrastructure is currently evaluating the impact of the change to IAS 24 on its financial statements.

(c)   Income taxes

        In December 2010, the IASB made amendments to IAS 12, Income Taxes ("IAS 12") that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. Brookfield Infrastructure is currently evaluating the impact of the change to IAS 12 on its financial statements.

NOTE 6.  CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

        The application of Brookfield Infrastructure's accounting policies which are described in note 3 and the preparation of financial statements requires management to select appropriate accounting policies and to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses, that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

I.     CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

        Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure's financial statements are outlined below.

Common control transactions

        IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Statements of Operating Results reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

Classification of assets and liabilities as held for sale

        Brookfield Infrastructure's accounting polices relating to assets held for sale are described in note 3(q). In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated and combined Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated and combined Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the asset represents part of a disposal group or segment.

Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in note 3(n). The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships.

II.    CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

        Significant estimates and assumptions made by management and utilized in the normal course of preparing Brookfield Infrastructure's financial statements are outlined below.

Revaluation method for property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. When determining the value of property, plant and equipment using the revaluation method, Brookfield Infrastructure uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

Valuation of standing timber

        The fair value of standing timber is determined with the assistance of an independent valuation expert using recognized valuation techniques. Key estimates and assumptions in determining the fair value of standing timber are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

Valuation of investment property

        The fair value of investment property is determined with the assistance of an independent valuation expert using recognized valuation techniques. These techniques comprise both the Yield Method and the Discounted Cash Flow Method. In some cases, the fair values are determined based

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure assets.

        The determination of the fair value of investment property requires the use of estimates such as future cash flows from assets (such as lettings, tenants' profiles, future revenue streams, capital values of fixtures and fittings, plant and machinery, any environmental matters and the overall repair and condition of the property) and discount rates applicable to those assets. These estimates are based on local market conditions existing at reporting date.

        Volatility in the global financial system is reflected in commercial real estate markets. There was a significant reduction in transaction volumes in 2009 and, to a lesser extent, into 2010. Therefore, in arriving at their estimates of market values as at December 31, 2009, and December 31, 2010, the independent valuation experts used their market knowledge and professional judgment and did not rely solely on historical transactional comparables. In these circumstances, there was a greater degree of uncertainty than which exists in a more active market in estimating the market values of investment property.

Impairment of goodwill and intangibles with indefinite lives

        Goodwill is assessed for impairment on an annual basis, or more often if indicators of potential impairment exist. Determining whether goodwill and intangibles with indefinite lives are impaired requires an estimation of the value-in-use or fair value less costs to sell of the cash-generating units to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. The cash flows are derived from the budget for the next five years and do not include restructuring activities that Brookfield Infrastructure is not yet committed to or significant future investments that will enhance the performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used as well as the expected cash flows and the growth rate used for extrapolation purposes.

        The carrying amount of goodwill and intangibles with indefinite lives at the reporting date was $591 million and $332 million respectively (2009: $591 million and $306 million, Opening 2009: $591 million and $nil).

Fair values in business combinations

        Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows, revenue streams and value-in-use calculations (refer note 7 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Estimation of useful lives of assets of property, plant and equipment

        As described in note 3, Brookfield Infrastructure reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. The estimation of the useful lives of property, plant and equipment has been based on historical experience as well as manufacturers' warranties (for plant and equipment) and lease terms (for leased equipment). In addition, the condition of assets is assessed throughout the year and considered against the remaining useful life. Adjustments to useful lives are made when necessary.

NOTE 7.  ACQUISITION OF BUSINESSES

        The table below summarizes the total amount of fair value gain and other items arising from business combinations in the years ended December 31, 2010 and 2009:

US$ MILLIONS	Prime	UK port operation	Total
Remeasurement gain	$239	$28	$239
Bargain purchase gain	166	—	194

Total	$405	$28	$433

        Below is a discussion of the various business combinations that gave rise to the fair value gain and other items.

I.    Prime

        On November 20, 2009, Brookfield Infrastructure acquired 40% of Prime for cash consideration of $666 million. At that time, the investment was classified as an investment in an associate and accounted for using the equity method. Prime held various interests in assets, including an Australian coal terminal operation, Australian railroad operation, Australian energy distribution operation and European energy distribution operation.

        On December 8, 2010, Brookfield Infrastructure acquired the remaining 60% in Prime in a transaction whereby Prime security holders received 0.24 partnership units per Prime security held and A$0.20 per Prime security in a special distribution. Pursuant to the acquisition, Brookfield Infrastructure acquired control of Prime, issuing 49.8 million units with a value at issuance of $1.1 billion. Brookfield Infrastructure acquired control of Prime and accounted for the transaction in accordance with IFRS 3R.

        As a part of the acquisition, Prime security holders were given the option to sell their units at a price of A$4.55 per unit. Brookfield Infrastructure funded this purchase with the sale of Brookfield Infrastructure units to Brookfield, its ultimate parent company. Through this option, Brookfield Infrastructure issued 0.9 million units for $17 million. All of the proceeds were used to purchase Prime units.

        Effective December 31, 2010, the partnership also entered into an arrangement with an affiliate of Brookfield whereby the partnership gained effective control of its Australian coal terminal operation. The arrangement has been accounted for in accordance with Brookfield Infrastructure's accounting

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

policy with respect to transfers between entities under common control. See note 3(a) for further details.

        Under the requirements of IFRS 3R, Brookfield Infrastructure accounted for these transactions as a deemed disposition of its 40% interest in Prime and its interest in the Australian coal terminal operation for consideration equal to the fair market value of the equity interest combined with a concurrent acquisition of 100% of Prime and the Australian coal terminal operation. The deemed disposition was accounted for as follows (in US$ millions):

Carrying value of investment in Prime and Australian coal terminal immediately before obtaining control	$777
Amounts recognized in OCI in relation to Prime and Australian coal terminal	(14)
Fair value of net assets in Prime and Australian coal terminal as of date of obtaining control	(1,002)

Gain on deemed disposition of equity interest ("remeasurement gain")	$(239)

        The following summarizes the major classes of consideration transferred, and the assets acquired and liabilities assumed at the acquisition date as a result of the concurrent acquisition of Prime and the Australian coal terminal operation.

Consideration transferred

US$ MILLIONS
2010:
Cash (net of equity issuance costs)	$5
Equity instruments	1,069
Fair value of interest in Prime and Australian coal terminal	1,002

Net consideration	$2,076

Fair value of assets and liabilities acquired as at December 8, 2010:

US$ MILLIONS
2010:
Cash and cash equivalents	$125
Accounts receivable and other	2,071
Property, plant and equipment	1,931
Intangible assets	2,490
Investments in associates	777
Deferred income tax asset	363
Accounts payable and other	(2,323)
Non-recourse borrowings	(2,606)
Deferred income tax liability	(335)
Non-controlling interest	(251)

Net assets acquired	$2,242

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The non-controlling interests in Prime recognized at the acquisition date relates to the remaining interest in the Australian coal terminal operation owned by third parties and was measured at fair value of the non-controlling interests, amounting to $251 million.

Excess of fair value over consideration paid

        An excess of fair value over consideration paid of $166 million was recognized as follows (in U.S.$ millions):

Consideration paid	$2,076
Fair value of net assets acquired	(2,242)

Bargain purchase gain	$(166)

        As required by IFRS 3R, Brookfield Infrastructure reassessed the identification and measurement of assets and liabilities and the measurement of costs. This reassessment resulted in no changes and thus the bargain purchase gain of $166 million and remeasurement gain of $239 million were recognized immediately as fair value gains and other items on the Statements of Operating Results. Brookfield Infrastructure considers that the gain is reflective of industry conditions at the time of the negotiation of the acquisition.

        See note 6, "Critical Accounting Judgements and Key Sources of Estimation Uncertainty", for further discussion of significant assumptions used in measuring these fair values.

        As this transaction resulted in a bargain purchase gain there is no recognized goodwill which would be expected to be deductible for income tax purposes.

II.    UK Port operation

        On November 20, 2009, Brookfield Infrastructure acquired a 60% interest in its UK port operation for consideration of $103 million, which was paid in November 2009. In 2010, the partnership entered into several arrangements with various affiliates of Brookfield whereby the partnership gained control of the UK port operation. These transactions are accounted for as a transfer between entities under common control. See note 3(a) for further details. The information below relates to the 2009 acquisition as this is the transaction that resulted in the partnership obtaining control.

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

US$ MILLIONS
2009:
Cash	$103

Net consideration	$103

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Fair value of assets and liabilities acquired as at November 20, 2009 (provisional):

US$ MILLIONS
2009:
Cash and cash equivalents	$15
Accounts receivable and other	35
Property, plant and equipment	310
Investment properties	143
Intangible assets	319
Accounts payable and other	(146)
Non-recourse borrowings	(408)
Deferred income tax liability	(100)
Non-controlling interest	(65)

Net assets acquired	$103

        The non-controlling interests in Brookfield Infrastructure's UK port operation recognized at the acquisition date were measured at fair value and amounted to $65 million. This fair value was estimated by applying the same key inputs and values used in Brookfield Infrastructure's valuation of its UK port operation.

        As a result of the common control transaction which resulted in Brookfield Infrastructure acquiring control directly in its UK port operation, see note 3(a), Brookfield Infrastructure remeasured its previously held equity interest to fair value. This resulted in a remeasurement gain of $28 million which was recognized immediately as fair value gains and other items in the Statements of Operating Results.

        An excess of fair value over consideration paid for Brookfield Infrastructure's original equity interest of $28 million was recognized as follows (in U.S.$ millions):

Net consideration paid	$103
Fair value of net assets acquired as of date of acquisition of control	(131)

Remeasurement gain	$(28)

Other transactions

        Consistent with its strategy of participating in Brookfield sponsored partnerships, Brookfield Infrastructure acquired a portion of its interest in the UK port operation through a Brookfield sponsored infrastructure fund.

        From December 2009 until its final close in September 2010, the Brookfield sponsored infrastructure fund periodically admitted new limited partners which resulted in a reduction in Brookfield Infrastructure's ownership interests in the UK port operation. In conjunction with these transactions, we received approximately $20 million, representing the original cost of the investment plus a notional interest charge.

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        In addition, Brookfield Infrastructure acquired Brookfield's interest in the UK port operation for approximately $27 million representing the original cost of the investment plus a notional interest charge.

        As a result of these transactions, Brookfield Infrastructure's interest in its UK port operation decreased to 59%.

Net cash inflow (outflow) on acquisition

US$ MILLIONS	Prime	UK port operation
Net consideration paid in cash	(5)	(103)
Less: cash and cash equivalent balances acquired	125	15

Total inflow (outflow)	120	(88)

Other

        Brookfield Infrastructure incurred equity issuance related costs of $12 million on the Prime acquisition. The costs have been included in the partnership's capital.

        Brookfield Infrastructure's results from operations for the year ended December 31, 2010, include $59 million of revenue and $24 million of net income from Prime.

        Had the Prime business combination been effective January 1, 2010, the revenue of Brookfield Infrastructure from continuing operations would have been $637 million (unaudited) and the income for the year from continuing operations would have been $163 million (unaudited). Brookfield Infrastructure consider these pro-forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and income, management has:

  •
  calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

  •
  based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

  •
  excluded takeover defense costs of the acquiree as a one-off pre-acquisition transaction.

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2010	2009	January 1, 2009
Bank balances	$154	$99	$40
Call deposits	—	8	—

Cash and cash equivalents in the Statements of Cash Flows	$154	$107	$40

        Brookfield Infrastructure's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 36.

NOTE 9.  ACCOUNTS RECEIVABLE AND OTHER ASSETS

US$ MILLIONS	Note	2010	2009	January 1, 2009
Current:
Accounts receivable		$158	$52	$10
Prepayments & other assets		29	2	4

Total current		$187	$54	$14

Non-current:
Pension asset		$1	$—	$—
Deferred financing costs	(a)	9	5	6
Other assets		49	66	74

Total non-current		$59	$71	$80

        Brookfield Infrastructure is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for potential credit losses. Potential for such losses is mitigated because there is no significant exposure to any single customer and because customer creditworthiness is evaluated before credit is extended.

        As of each reporting date presented above, there were no material provisions for uncollectible amounts netted to the carrying amount, nor were there any significant amounts past due. No significant amount of receivables were written off during the year (2010: less than $1 million, 2009: less than $1 million).

(a)   Deferred Financing Costs

        Deferred financing costs are amortized to interest expense over the term of the borrowing.

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 10.  INVENTORY

US$ MILLIONS	2010	2009	January 1, 2009
Current:
Raw Materials and consumables	$38	$32	$48

Carrying amount of inventories	$38	$32	$48

        The amount of write down of inventories recognized as an expense in 2010 is $nil (2009: $1 million), which is recognized in cost of revenues.

NOTE 11.  FINANCIAL ASSETS

US$ MILLIONS	2010	2009	January 1, 2009
Current:
Foreign currency contracts	$—	$1	$44
Call option	3	—	—
Other	3	1	—

Total current	$6	$2	$44

Non-current:
Restricted cash(1)	$85	$—	$—
Interest rate swaps	33	—	—

Total non-current	$118	$—	$—

(1)
Restricted cash can only be used as a reserve for servicing debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Statements of Cash Flows. Approximately $58 million and $19 million of restricted cash is attributable to Brookfield Infrastructure's Australian coal terminal operation and European energy distribution operation, respectively.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 12.  INVESTMENTS IN ASSOCIATES

US$ MILLIONS	2010	2009	January 1, 2009
Non-current:
Investments in associates	$1,069	$1,087	$250

Reconciliation of movement in investments accounted for using the equity method:
Balance at January 1	$1,087	$250
Share of income for the year—continuing operations	52	14
Share of reserves for the year—OCI	2	(52)
Foreign currency translation	81	40
Distributions	(71)	(11)
(Dispositions) additions(1), (2)	(82)	846

	$1,069	$1,087

        The fair value as at December 31, 2010, of Brookfield Infrastructure's investments in associates for which there are published price quotations is $nil (2009: $521 million, Opening 2009: $nil).

SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE ENTITIES

US$ MILLIONS	2010	2009	January 1, 2009
Financial position:
Total assets	$12,500	$10,813	$3,696
Total liabilities	(8,692)	(7,109)	(2,367)

Net assets	$3,808	$3,704	$1,329

Financial performance:
Total revenue	$1,942	$423
Total income for the year	147	14

Brookfield Infrastructure's share of associates' income (loss)	$52	$14

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The following provides information about Brookfield Infrastructure's principal associates as of December 31, 2010 and 2009.

Defined name	Name of entity	Country of incorporation	Economic interest 2010%	Economic interest 2009%
Prime	Prime Infrastructure	Australia	n/a(1)	40
Australian coal terminal operation	Dalrymple Bay Coal Terminal	Australia	n/a(1)	50
Australian railroad operation	WestNet Rail Holdings No. 1 Pty Ltd	Australia	n/a(1)	40
Australian energy distribution operation	Tasmania Gas Networks	Australia	n/a(1)	40
European energy distribution operation	International Energy Group	UK	n/a(1)	40
AET&D	Prime AET&D Holding No. 1 Pty Limited	Australia	n/a(1)	40
CSC	Cross-Sound Cable Company LLC	USA	n/a(1)	40
Australasian energy distribution operation	Powerco Limited	New Zealand	42	17
European port operation	Euroports Holdings s.à.r.l	Luxembourg	40(2)	26
North American gas transmission operation	Natural Gas Pipeline Company of America	USA	26	11
South American transmission operation	Transelec Chile S.A.	Chile	18	18
Social infrastructure portfolio	Social Infrastructure	UK/Australia	30-50	30-50
North American hydro generating station	Hydro Kennebec	USA	22	—
Texas electricity transmission project	WETT Holdings	USA	23	40

(1)
In December 2010, Brookfield Infrastructure acquired the remaining 60% of Prime, obtaining a controlling stake in the associate. Investments in associates were derecognized and acquisition accounting in accordance with IFRS 3R was applied.

(2)
As at December 31, 2010, Brookfield Infrastructure's current interest in its European port operation is 60%; however its ownership was subject to a share equalization scheme that will adjust the aggregate interest of the partners in the European port operation based on performance of the port operation in the years ended December 31, 2012 and 2013. Subsequent to year end, an agreement was reached by all relevant parties subject to certain closing conditions, and as such, Brookfield Infrastructure's ownership decreased to 40%.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        As part of its strategy of participating in Brookfield sponsored partnerships to acquire interests in infrastructure assets in which Brookfield has significant influence or control, Brookfield Infrastructure invested with a Brookfield sponsored infrastructure fund to acquire certain assets.

        During the year, through a Brookfield sponsored infrastructure fund, Brookfield Infrastructure acquired an interest in its North American hydro generation facility and increased its investment in the Texas electricity transmission project for $11 million and $2 million, respectively.

        From December 2009 until its final close in September 2010, the Brookfield sponsored infrastructure fund periodically admitted new limited partners which resulted in a reduction in Brookfield Infrastructure's ownership interests in these assets. In addition, Brookfield Infrastructure sold an approximate 1% interest in its Australian coal terminal operation to a new limited partner. In conjunction with these transactions, Brookfield Infrastructure received approximately $54 million, representing the original cost of the investment plus a notational interest charge.

        In the prior year, Brookfield Infrastructure acquired a portion of its interest in the Australian coal terminal operation, as well as its interest in the Texas electricity transmission project through a Brookfield sponsored infrastructure fund.

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 13.    PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2009	$173	$—	$765	$938
Additions	9	—	2	11
Transfer from investment properties	—	—	10	10
Acquisitions through business combinations (note 7)	—	310	—	310
Fair value adjustment	—	—	(93)	(93)
Net foreign currency exchange differences	39	(11)	1	29

Balance at December 31, 2009	221	299	685	1,205

Additions	12	26	6	44
Disposals	—	—	(1)	(1)
Acquisitions through business combinations (note 7)	513	1,418	—	1,931
Fair value adjustment	—	—	(139)	(139)
Net foreign currency exchange differences	—	33	8	41
Other	—	(33)	1	(32)

Balance at December 31, 2010	$746	$1,743	$560	$3,049

Accumulated depreciation:
Balance at January 1, 2009	$—	$—	$—	$—
Disposals	—	—	(1)	(1)
Depreciation expense	(8)	(2)	(2)	(12)
Net foreign currency exchange differences	(9)	—	—	(9)

Balance at December 31, 2009	(17)	(2)	(3)	(22)

Depreciation expense	(8)	(15)	(2)	(25)
Net foreign currency exchange differences	(6)	(1)	—	(7)

Balance at December 31, 2010	(31)	(18)	(5)	(54)

Net book value:
January 1, 2009	$173	$—	$765	$938

December 31, 2009	$204	$297	$682	$1,183

December 31, 2010	$715	$1,725	$555	$2,995

        Brookfield Infrastructure's property, plant and equipment are accounted for under the revaluation method, which requires that assets be carried at their revalued amounts, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and accumulated impairment losses. The date of revaluation for these assets was December 31, 2010 and 2009.

        As at December 31, 2010 and 2009, Brookfield Infrastructure carried out a review of the fair value of its U.S. and Canadian freehold timberlands' property, plant and equipment. The review led to the recognition of a loss from revaluation of $139 million (2009: loss from revaluation of $93 million),

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

which has been recognized in the Statements of Operating Results. The recoverable amount of the relevant property, plant and equipment has been determined on the basis of their value-in-use. The discount rate used in measuring value-in-use was a range of 6.25 to 7.50% per annum. The discount rate used when the recoverable amount of these assets was previously estimated in 2009 was a range of 6.00 to 6.15% per annum.

        Brookfield Infrastructure's property, plant and equipment includes that of its North American electricity transmission operation. On each revaluation date, Brookfield Infrastructure determined fair value at that date to be equal to depreciated replacement cost by considering the current replacement cost of transmission assets and the expected useful lives of existing assets. In both 2010 and 2009, the replacement costs of the transmission assets was determined to be equivalent to their carrying value, therefore no gains or losses on revaluation was recorded.

        Brookfield Infrastructure's property, plant and equipment acquired as part of the acquisition of Prime, include its Australian railroad operation, Australian energy distribution operation, and European energy distribution operation. Brookfield Infrastructure concluded that at December 31, 2010, there was no material change in the fair value of the property, plant and equipment as determined as a part of the business combination. No fair value adjustments were recorded.

        Brookfield Infrastructure's property, plant and equipment include its UK port operation acquired through a business combination in November 2009. Under IFRS 3R, the provisional fair values should be revisited up to 12 months after the date of acquisition, and where appropriate the fair values should be adjusted. In November 2010, land and buildings was revalued with the assistance of an external firm of chartered surveyors. Land is valued either on a depreciated replacement cost basis for specialist property where the assets would not expect to be sold individually, or at market value where they can be sold individually. The revaluation was performed on November 20, 2010, as a part of the finalization of the business combination accounting. As a result, a loss of $33 million was recorded in the Statements of Operating Results for the year ended December 31, 2010.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 14.    STANDING TIMBER

US$ MILLIONS	Standing Timber
Gross Carrying Amount:
Balance at January 1, 2009	$2,461
Additions	3
Disposals	(5)
Gain arising from growth	86
Decrease resulting from harvest	(76)
Fair value adjustment	(56)
Net foreign currency exchange	12

Balance at December 31, 2009	$2,425

Additions	5
Disposals	(9)
Gain arising from growth	142
Decrease resulting from harvest	(128)
Fair value adjustment	139
Net foreign currency exchange	3
Other	1

Balance at December 31, 2010	$2,578

        As at December 31, 2010, Brookfield Infrastructure carried out a review of the recoverable amount of its standing timber. The review led to the recognition of a gain from revaluation of $139 million (2009: loss from revaluation of $56 million) in Brookfield Infrastructure's U.S. and Canadian freehold timberlands, which has been recognized in the Statements of Operating Results. The recoverable amount of the standing timber has been determined on the basis of their fair value. The discount rate used in measuring value-in-use was a range of 6.25 to 7.50% per annum. The discount rate used when the recoverable amount of these assets was previously estimated in 2009 was a range of 6.00 to 6.15% per annum.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 15.    INVESTMENT PROPERTIES

US$ MILLIONS	UK port operation	HBU(1)	Total
Gross carrying amount:
Balance at January 1, 2009	$—	$41	$41
Acquisitions through a business combination (note 7)	143	—	143
Disposals	—	(2)	(2)
Increase from revaluation	—	8	8
Transfer to Timberland assets	—	(10)	(10)
Foreign exchange differences	(5)	—	(5)

Balance at December 31, 2009	138	37	175

Disposals	—	(2)	(2)
Other	8	—	8
Foreign exchange differences	(6)	—	(6)

Balance at December 31, 2010	140	35	175

Net book value:
As at January 1, 2009	$—	$41	$41

As at December 31, 2009	$138	$37	$175

As at December 31, 2010	$140	$35	$175

(1)
HBU is defined as "higher and better use" lands.

        Brookfield Infrastructure's investment property portfolio carried at $175 million (2009: $175 million; Opening 2009: $41 million) is comprised of property held by its UK port operation, in addition to Canadian and U.S. freehold timberlands. Investment property held by Brookfield Infrastructure's UK Port operation is comprised of properties that are leased to third parties. Each lease contains an initial non-cancellable period and subsequent renewals are negotiated with the lessee. No contingent rents are charged. Investment property held by Brookfield Infrastructure's U.S. and Canadian freehold timberlands is comprised of land which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber.

        Investment property held by the UK port operation was acquired through a business combination in November 2009. Under IFRS 3R, the provisional fair values should be revisited up to 12 months after the date of acquisition, and where appropriate the fair values should be adjusted. In November 2010, a valuation of Brookfield Infrastructure's UK port operation's investment property was determined with the assistance of an external firm of chartered surveyors. The valuation, which conforms to International Valuation Standards, utilized an open market existing use basis, by reference to market evidence of transaction prices for similar properties. The gain on revaluation of $8 million (2009: $nil) was recognized in the Statements of Operating Results.

        U.S. and Canadian freehold timberlands have no restrictions on the realizability of their investment property and no contractual obligations to either purchase, construct or develop investment property or for repairs, maintenance and enhancements. Investment properties are stated at fair value,

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

as determined with the assistance of an accredited independent valuation company, as at December 31, 2010 and 2009 and January 1, 2009.

NOTE 16.    GOODWILL

US$ MILLIONS	Goodwill
Gross carrying amount:
Balance at January 1, 2009	$591
Additions	—

Balance at December 31, 2009	591

Additions	—

Balance at December 31, 2010	591

Accumulated impairment:
Balance at January 1, 2009	—
Impairment	—

Balance at December 31, 2009	—

Impairment	—

Balance at December 31, 2010	—

Net book value as at January 1, 2009	$591

Net book value as at December 31, 2009	$591

Net book value as at December 31, 2010	$591

        Upon acquisition of U.S. freehold timberlands by Brookfield Infrastructure, a future tax obligation of approximately $591 million was recorded. The deferred tax liability arose because tax bases of the net assets, to Brookfield, were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $591 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. These tax circumstances will be reviewed on a periodic basis, and the goodwill balance will be reduced if necessary. To date, no such changes have occurred. The functional currency of U.S. freehold timberlands is the same as the presentation currency of Brookfield Infrastructure's financial statements, and as such no foreign exchange differences arise.

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 17.    INTANGIBLE ASSETS

US$ MILLIONS	Conservancy rights(1)	Concession arrangements(2)	Total
Gross carrying amount:
Balance at January 1, 2009	$—	$—	$—
Acquisitions through a business combination (note 7)	319	—	319
Net foreign exchange differences	(13)	—	(13)

Balance at December 31, 2009	306	—	306

Acquisitions through a business combination (note 7)	—	2,490	2,490
Other	39	—	39
Net foreign exchange differences	(13)	85	72

Balance at December 31, 2010	332	2,575	2,907

Accumulated amortization and impairment:
Balance at January 1, 2009	—	—	—
Amortization expense	—	—	—

Balance at December 31, 2009	—	—	—

Amortization expense	—	4	4

Balance at December 31, 2010	—	4	4

Net book value as at January 1, 2009	$—	$—	$—

Net book value as at December 31, 2009	$306	$—	$306

Net book value as at December 31, 2010	$332	$2,571	$2,903

(1)
The conservancy right was acquired as part of the acquisition of its UK port operations in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

(2)
Concession arrangements consist of the service concession arrangement at Brookfield Infrastructure's Australian coal terminal operation. The service concession is awarded by Governmental authorities in that jurisdiction and it allows for the use and operations of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal's services, including tariffs that can be charged to the users, are regulated by the QCA. Brookfield Infrastructure's Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and with an option to extend the arrangement. These arrangements are being amortized over their useful life, with the expense recognized in the Statements of Operating Results.

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 18.  ACCOUNTS PAYABLE & OTHER LIABILITIES

US$ MILLIONS	Note	2010	2009	January 1, 2009
Current:
Accounts payable(1)		$161	$93	$36
Other liabilities		60	9	7
Deferred revenue	(a)	12	—	—
Provisions	(b)	7	—	—

Total current		$240	$102	$43

Non-current:
Pension liability		2	25	—
Deferred revenue	(a)	162	22	—
Other liabilities		42	12	4
Provisions	(b)	55	41	—

Total non-current		$261	$100	$4

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 36.

(a)   Deferred Revenue

        Deferred revenue relates primarily to Brookfield Infrastructure's Australian railroad operation and consists of cash contributions from third parties to build or upgrade existing network capabilities. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access arrangement with the contributor.

(b)   Provisions

        Brookfield Infrastructure's UK port operation is involved in an industry wide representative legal action in relation to the Pilots National Pension Fund ("PNPF"), a defined benefit pension scheme which covers marine pilots in the UK, including self employed pilots. The Scheme is in a significant deficit and is seeking to levy deficit contributions on Harbour Authorities who authorize self employed pilots but do not employ them, such as Brookfield Infrastructure's UK port operation. On June 29, 2010, a judgment was issued ruling the Trustees can levy such contributions. Brookfield Infrastructure's UK port operation has appealed the ruling and recorded a provision of $38 million (2009: $39 million; Opening 2009: $nil), which represents Brookfield Infrastructure's share of the scheme's deficit as determined by the trustee. In the event of an unsuccessful appeal, we expect the liability would be funded over a period of up to 20 years.

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2010	2009	January 1, 2009
Current:
Foreign currency forward contracts	$18	$—	$—
Interest rate swaps	2	—	—
Interest payable	8	—	—
Related party(1)	1	—	2

Total current financial liabilities	$29	$—	$2

Non-current:
Foreign currency swaps	$82	$—	$—
Related party(1)	15	—	—

Total non-current financial liabilities	$97	$—	$—

(1)
Further information relating to loans to related parties is set out in note 24 to the financial statements.

NOTE 20.  BORROWINGS

(a)   Corporate Borrowings

        Brookfield Infrastructure has a $700 million senior secured revolving credit facility used for general working capital including acquisitions. The $700 million is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 13, 2013. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured on a subordinated basis by the assets of Brookfield Infrastructure and the guarantors. Loans under this facility accrue interest at a floating rate based on LIBOR plus 3.5%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility equal to 25% of the applicable margin per annum. As at December 31, 2010, $18 million was drawn on the credit facility (2009: $nil; Opening 2009: $139 million).

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(b)   Non-Recourse Borrowings

	2010			2009			January 1, 2009
US$ MILLIONS	Current	Non- current	Total	Current	Non- current	Total	Current	Non- current	Total
Australian railroad operation bank loan facilities(1)	$—	$466	$466	$—	$—	$—	$—	$—	$—
Prime secured bonds(2)	—	113	113	—	—	—	—	—	—
Australian coal terminal operation fixed and floating rate notes(3)	—	783	783	—	—	—	—	—	—
Australian coal terminal operation bank debt facilities(4)	600	294	894	—	—	—	—	—	—
North American electricity transmission operation(5)	—	117	117	—	114	114	—	98	98
European energy distribution operation bank facility(6)	12	402	414	—	—	—	—	—	—
U.S. freehold timberlands operation(7)	—	1,061	1,061	—	1,070	1,070	—	1,070	1,070
Canadian freehold timberlands operation(8)	—	409	409	—	409	409	—	408	408
UK Port operation group bank loan facilities(9)	3	315	318	—	392	392	—	—	—

	$615	$3,960	$4,575	$—	$1,985	$1,985	$—	$1,576	$1,576

(1)
The facility is comprised of a $466 million (A$455 million) term facility and a $79 million (A$77 million) revolving facility, which was undrawn at December 31, 2010, both maturing in 2014. The facilities are unsecured with an average interest rate including swaps as at December 31, 2010 of 6.59%.

(2)
The bonds are comprised of $113 million (NZ$147 million) secured bonds issued maturing in 2012. The bonds rank pari passu to Prime's other senior secured debt obligations and are non-recourse to the partnership. As at December 31, 2010, the bonds have a fixed coupon of 9.0%.

(3)
The notes are comprised of the following $153 million (A$150 million) fixed rate notes at 6.25% maturing in 2016, and $747 million (A$730 million) floating rate notes ranging from BBSW + 0.25% to 0.37% maturing $205 million in 2016, $235 million in 2016, $205 million in 2022, and $102 million in 2026. The notes are secured over the assets of the Australian coal terminal operation. The notes rank pari passu with all other senior secured debt of the Australian coal terminal operation. As at December 31, 2010, the average interest rate on the notes including swaps is 5.6%.

(4)
The facility is comprised of $889 million (A$869 million) of term facilities maturing $600 million in 2011 and $289 million in 2013, and a $41 million (A$40 million) revolving facility maturing in 2011, which was drawn to A$20 million at December 31, 2010. The facilities rank pari passu with all other senior secured debt of the Australian coal terminal operation. As at December 31, 2010, the average interest rate on the debt is 5.8%.

(5)
The bonds bear interest at a fixed rate of 6.6% payable semi-annually maturing in 2023. The bonds are secured on all assets held by the North American electricity operation.

(6)
The facility is comprised of senior facilities totaling $467 million (£299 million) and a $25 million (£16 million) junior facility, $392 million maturing in 2013 and $100 million maturing in 2016. As at December 31, 2010, the junior facility was fully drawn and the senior facilities were drawn to $391 million (£251 million).

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(7)
The secured bonds are comprised of four fixed interest rate tranches ranging from 4.73% to 6.31% and two variable interest rate tranches ranging from 1.88% to 2.28% at December 31, 2010, maturing $454 million in 2013, $308 million in 2015; and $308 million in 2018. The bonds are secured on all assets held by the U.S. freehold timberlands.

(8)
The secured bonds are comprised of three fixed interest rate tranches ranging from 5.57% to 6.26%, maturing $100 million in 2015, $210 million in 2025, and $100 million in 2030. The bonds are secured by a fixed and floating charge over its Canadian freehold timberlands operations assets.

(9)
The securitized loan notes are comprised of $226 million (£145 million) "A" rated notes maturing in 2024 with a fixed coupon of 7.13% and $101 million (£65 million) "BBB" rated notes maturing in 2028 with a fixed coupon of 8.24%.

NOTE 21.  PREFERRED SHARES

        As at December 31, 2010, Brookfield Infrastructure (Canada) Holdings Inc, Brookfield Infrastructure Corporation, and BIP Bermuda Holdings I Limited (wholly-owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 200,000 and 400,000 preferred shares, respectively, for proceeds of $5 million, $5 million and $10 million respectively (2009: $20 million; Opening 2009: $20 million). Each preferred share is non-voting preferred and is redeemable at $25 per share together with any accrued and unpaid dividends at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions, and that entitle the holder thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2010, there are no dividends in arrears.

NOTE 22.  DISCONTINUED OPERATIONS

HELD FOR SALES ASSETS: AET&D AND CSC

        As part of the acquisition of Prime (as described in note 7) Brookfield Infrastructure acquired an interest in the disposal groups AET&D and CSC. On acquisition Brookfield Infrastructure classified AET&D and CSC as assets held for sale assets with a nil carrying value.

        In conjunction with the Prime re-capitalization (November 2009) Prime issued an option to the holders of exchangeable preference shares in Prime to receive any proceeds in relation to the disposal of the AET&D assets, and a 12 month option (with an option in favor of Brookfield) for a further two periods of 12 months each) was issued to Brookfield to acquire CSC for nominal proceeds. In November 2010, Brookfield extended their option for a further 12 months.

        Brookfield is actively marketing both disposal groups for sale and is targeting to complete a sale of both AET&D and CSC within the next 12 months.

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The major classes of assets and liabilities comprising the businesses classified as held for sale are as follows:

US$ MILLIONS	2010	2009	January 1, 2009
CURRENT ASSETS
Cash and cash equivalents	$66	$—	$—
Accounts receivable and other current assets	49	—	—

Total	115	—	—

NON-CURRENT ASSETS
Investments in associates	276	—	—
Property, plant and equipment	1,298	—	—
Other intangible assets	170	—	—

Total assets classified as held for sale	1,859	—	—

CURRENT LIABILITIES
Accounts payable and other current liabilities	(78)	—	—
Borrowings	(1,117)	—	—

Total	(1,195)	—	—

NON-CURRENT LIABILITIES
Accounts payable and other non-current liabilities	(328)	—	—
Borrowings	(336)	—	—

Total liabilities associated with assets held for sale	(1,859)	—	—

Net assets classified as held for sale	$—	$—	$—

        Net income earned by discontinued operations was $nil for the year ended December 31, 2010 (2009: $nil).

        Cash flows generated by discontinued operations were $nil for the year ended December 31, 2010 (2009: $nil).

NOTE 23.  SEGMENT INFORMATION

        IFRS 8 Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("EBITDA"), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest and taxes.

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        No operating segments have been aggregated to form the above reportable operating segments.

        The following table provides each segment's results in the format that management utilizes to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods.

	Utilities		Transport & Energy		Timber		Other	Total(1)
FOR THE YEAR ENDED DECEMBER 31, 2010 US$ MILLIONS	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfied Infrastructure's Share
Revenues	$840	$331	$1,248	$548	$341	$106	$—
Cost attributed to revenues	(237)	(104)	(823)	(379)	(226)	(70)	(42)

EBITDA	603	227	425	169	115	36	(42)
Other income	3	—	4	1	2	3	4
Interest expense	(196)	(81)	(196)	(79)	(85)	(28)	(11)
Cash taxes	(4)	(2)	(1)	—	(1)	—	—

FFO	406	144	232	91	31	11	(49)
Depreciation and amortization	(151)	(60)	(175)	(72)	(1)	—	—
Fair value gains and other items	197	197	214	214	—	—	(6)
Fair value adjustments	—	—	—	—	12	9	—
Unrealized (losses) gains on derivative instruments	(115)	(18)	1	—	—	—	5
Deferred taxes	(28)	(21)	118	56	17	4	(38)

Net income attributable to partnership	$309	$242	$390	$289	$59	$24	$(88)	$467

	Utilities		Transport & Energy		Timber		Other	Total(1)
FOR THE YEAR ENDED DECEMBER 31, 2009 US$ MILLIONS	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share	100%	Brookfield Infrastructure's Share
Revenues	$434	$117	$290	$57	$227	$77	$—
Cost attributed to revenues	(103)	(31)	(159)	(33)	(163)	(56)	(18)
Dividend income	3	3	—	—	—	—	2

EBITDA	334	89	131	24	64	21	(16)
Other income (expenses)	9	2	(7)	(1)	7	2	—
Gain on sale of investment (after-tax)	68	68	—	—	—	—	—
Interest expense	(108)	(29)	(48)	(9)	(79)	(26)	(6)
Cash taxes	(1)	(1)	(13)	(1)	—	—	—

FFO	302	129	63	13	(8)	(3)	(22)
Depreciation and amortization	(94)	(22)	(20)	(4)	—	—	—
Fair value adjustments	—	—	—	—	(150)	(54)	—
Unrealized (losses) gains on derivative instruments	(108)	(15)	—	—	—	—	2
Deferred taxes and other items	(82)	(22)	(32)	(5)	(3)	7	21

Net income (loss) attributable to partnership	$18	$70	$11	$4	$(161)	$(50)	$1	$25

(1)
The above tables present Brookfield Infrastructure's results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion Brookfield

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

  Infrastructure's operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

Segment assets and liabilities

        For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure's Executive Management and Board of Directors monitor the assets and liabilities, including investments accounted for using the equity method, attributable to each segment.

        For this purpose, all liabilities apart from current tax and deferred tax liabilities and intercompany loans are allocated to reportable segments; these tax liabilities are only monitored on a group level.

        The following is an analysis of Brookfield Infrastructure's assets and liabilities by reportable operating segment for the years under review:

DECEMBER 31, 2010 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$4,225	$2,887	$3,924	$2,073	$13,109
Segment Liabilities	$2,576	$1,338	$2,076	$2,134	$8,124

DECEMBER 31, 2009 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$856	$1,188	$3,870	$132	$6,046
Segment Liabilities	$129	$629	$2,095	$35	$2,888

JANUARY 1, 2009 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$615	$—	$4,011	$91	$4,717
Segment Liabilities	$109	$—	$2,131	$165	$2,405

Geographic Information

Revenues from external customers

US$ MILLIONS	2010	2009
North America	$391	$271
Australasia	41	—
Europe	202	19

	$634	$290

        Brookfield Infrastructure has no revenues from any one major customer which is higher than 10% of Brookfield Infrastructure's total revenues.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Non-current Assets(1)

US$ MILLIONS	2010	2009	January 1, 2009
North and South America	$4,675	$4,464	$4,556
Australasia	4,213	518	—
Europe	1,480	857	—

	$10,368	$5,839	$4,556

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, standing timber, investments in associates, goodwill, investment properties, investment in TBE and other non-current assets.

NOTE 24.  RELATED PARTY DISCLOSURES

        In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

        The immediate parent of Brookfield Infrastructure is the general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

Equity interests in subsidiaries

        Details of the percentage of ownership held in subsidiaries are disclosed in note 2.

Equity interests in associates and joint ventures

        Details of the percentage of ownership held in associates are disclosed in note 12.

Transactions with related parties

        Transactions and balances between the partnership and its subsidiaries which are related parties of the partnership have been eliminated in full in the preparation of consolidated and combined financial statements of Brookfield Infrastructure and are not disclosed in this note. Details of transactions between Brookfield Infrastructure and other related parties are disclosed below.

(a)   Transactions with the immediate parent

        Throughout the year, the immediate parent company, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement.

(b)   Transactions with the ultimate parent

        On June 11, 2010, Brookfield Infrastructure acquired Brookfield's (its ultimate parent company's) remaining 16% interest in its UK Port operation, for approximately $27 million. The purchase price represented the original cost of the investment plus a notional interest charge. Brookfield Infrastructure's pro-rata interest was increased from 51% to 67%.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

(c)   Transactions with other related parties

        Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% (1.25% annually) of the market value of the partnership.

        For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership's units on the NYSE (or other exchange or market where the partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield's interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership, Brookfield Infrastructure, the Holding LP and certain holding entities held directly by the Holding LP.

        During the year, $16 million was reimbursed to a related party. These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with a related party. Interest earned on the deposits is at market terms. At December 31, 2010, Brookfield Infrastructure's deposit balance with its immediate parent was $nil (2009: $50 million) and earned interest of less than $1 million for the year (2009: less than $1 million), at a rate of 0.625%.

        Our North American electricity transmission operation has provided advances to and received advances from related parties in the normal course of operations. Brookfield Infrastructure's North American electricity transmission operation has also provided advances to and received advances from other divisions of Great Lakes Power Limited, an entity under common control. These advances are non-interest bearing, unsecured and due on demand. At year end $nil was due from Brookfield Infrastructure's North American electricity transmission operation (2009: $nil) and $2 million was due to Brookfield Infrastructure's North American electricity transmission operation (2009: $nil).

        The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received, and no expense has been recognized in the current or prior periods for bad or doubtful debts in respect of amounts owned by related parties.

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 25.  REVENUES

        An analysis of Brookfield Infrastructure's revenue for the year from continuing operations is as follows:

US$ MILLIONS	2010	2009
Utilities	$68	$30
Transport & energy	212	19
Timber	354	241

	$634	$290

NOTE 26.    INTEREST EXPENSE

US$ MILLIONS	2010	2009
Interest on corporate facility	$—	$1
Interest on property specific mortgages	136	95
Deferred financing fees	3	3
Preferred shares dividend	1	1
Standby fee expense on corporate facility	4	3

	$144	$103

NOTE 27.    PAYROLL EXPENSE

        The partnership has no employees, therefore Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        For the year ended December 31, 2010, payroll expense at Brookfield Infrastructure's subsidiaries was $112 million (2009: $25 million).

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 28.    TBE DIVESTITURE

        In September 2008, Brookfield Infrastructure exercised an option to sell its minority interest in Transmissoras Brasileiras De Energia ("TBE") to a Brazilian state owned utility. On June 30, 2009, the sale of the TBE interests was completed and Brookfield Infrastructure received proceeds of $244 million. Brookfield Infrastructure had entered into a foreign exchange hedge to lock in the projected proceeds in U.S. dollars in 2008. During 2009, Brookfield Infrastructure recorded a loss of $9 million from hedge settlements; however, since inception of the hedge program a total gain of $19 million was recorded within partnership capital. The sale of TBE resulted in the recognition of a $68 million after tax gain on sale over book value, which includes gains recorded on the foreign exchange hedge which were released from accumulated other comprehensive income.

NOTE 29.    INCOME TAXES

        The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudan taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

  (a)
  INCOME TAX RECOGNIZED IN PROFIT OR LOSS

US$ MILLIONS	2010	2009
Tax expense (benefit) comprises:
Current tax expense	$6	$19
Deferred tax benefit	(21)	(30)

Total tax benefit	$(15)	$(11)

Income tax on income before tax and non-controlling interests reconciles to tax expense (benefit) as follows:
Net income (loss) before income tax and non-controlling interests	$495	$(70)
Income tax expense (benefit) calculated at the domestic rates applicable to profits in the country concerned	94	(48)
Non-taxable portion of loss	(85)	—
Withholding taxes	2	18
Permanent differences and other	(26)	19

	$(15)	$(11)

        As the partnership is not subject to tax, the above reconciliation has been prepared by aggregating the separate reconciliations for its subsidiaries using the domestic tax rate in each tax jurisdiction. The change in the applicable rate in 2010 compared to 2009 is a result of changes in the proportion of the income (losses) relating to the various jurisdictions.

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

  (b)
  DEFERRED TAX ASSETS

US$ MILLIONS	2010	2009
The balance comprises deferred tax assets attributable to the following temporary differences:
Intangible assets	$138	$—
Property, plant and equipment	90	—
Financial instruments and other	51	13

Total deferred tax assets attributable to temporary differences	279	13

Total deferred tax assets attributable to tax losses	98	—

Total deferred tax assets	$377	$13

The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	$13	$15
Amounts booked to other comprehensive income and other	(13)	—
Acquisitions (including revaluation of operating assets)	265	—
Less closing balance of deferred tax assets attributable to temporary differences	(279)	(13)

Change in deferred tax assets included in tax benefit	$(14)	$2

        The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $124 million (2009: $30 million). Of the $124 million deductible temporary differences not recognized, $80 million relates to capital losses which carry forward indefinitely and have no expiry dates. The remainder relate to non-capital losses which expire over the next 20 years.

  (c)
  DEFERRED TAX LIABILITIES

US$ MILLIONS	2010	2009
The balance comprises deferred tax liabilities attributable to the following temporary differences:
Intangible assets	$294	$—
Property, plant and equipment	730	720
Financial instruments and other	1	(39)

Total deferred tax liabilities attributable to temporary differences	$1,025	$681

The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	$681	$621
Amounts booked to other comprehensive income and other	11	(3)
Acquisitions (including revaluation of operating assets)	340	95
Less closing balance of deferred tax liabilities	(1,025)	(681)

Change in deferred tax liabilities included in tax benefit	$7	$32

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 30.    CONTINGENT ASSETS & LIABILITIES

US$ MILLIONS	2010	2009
Contingent liabilities:
Letters of credit	$4	$—
Bank and other guarantees(1)	32	—
Acquisition earn-outs(2)	7	—
Other	6	5

Total contingent liabilities	$49	$5

Contingent assets:
Acquisition earn-outs	$7	$—

Total contingent assets	$7	$—

(1)
As at December 31, 2010, Brookfield Infrastructure, including its associates, had bank and customs guarantees outstanding to third parties totaling $32 million. These guarantees are supported by cash on deposit with banks.

(2)
An acquisition earn-out is payable to the vendor of Rauma Stevedoring to the extent that Euroports Finland receives a binding option right to operate in a proposed new container terminal in Europe for between 15 and 30 years. The amount payable is $7 million.

NOTE 31.    CONTRACTUAL COMMITMENTS

US$ MILLIONS	2010	2009
Commitments
Not longer than one year	$82	$29
Longer than one year and not longer than five years	105	51
Longer than five years	78	212

	$265	$292

        In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pay a base management fee to the Manager equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. Based on the market value of the partnership as of December 31, 2010, this fee is estimated to be approximately $40 million per annum (2009—$20 million).

NOTE 32.    RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2010 was $9 million (2009—

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

$Nil). The discount rate used was 5.5% (2009: 6.2%) with an increase in the rate of compensation of 4.1% (2009: 3.8%) and an investment rate of 6.2% (2009: 7.0%).

US$ MILLIONS	2010	2009	January 1, 2009
Plan assets	$227	$175	$—
Less accrued benefit obligation	(228)	(200)	—

Accrued benefit liability	$(1)	$(25)	$—

NOTE 33.    PARTNERSHIP CAPITAL

	General partnership units		Limited partnership units		Total
Units millions	2010	2009	2010	2009	2010	2009
Authorized to issue
On issue at January 1	1.1	0.4	105.6	38.2	106.7	38.6
Issued for cash	—	0.7	50.7	68.0	50.7	68.7
Shares repurchased	—	—	—	(0.6)	—	(0.6)

On issue at December 31	1.1	1.1	156.3	105.6	157.4	106.7

        The weighted average number of general partnership units outstanding for the year ended December 31, 2010 was 1.1 million (2009: 0.5 million). The weighted average number of limited partnership units outstanding for the year ending December 31, 2010 was 108.8 million (2009: 47.2 million).

	General partnership units		Limited partnership units		Total
US$ MILLIONS	2010	2009	2010	2009	2010	2009
Opening balance	19	10	1,807	884	$1,826	$894
Share issuance	—	9	1,074	937	1,074	946
Share repurchase	—	—	—	(8)	—	(8)
Other	—	—	—	(6)	—	(6)

Ending balance	19	19	2,881	1,807	$2,900	$1,826

        Brookfield Infrastructure's capital structure is comprised of two classes of partnership units: general partnership units and limited partnership units.

        Limited partnership units entitle the holder to their proportionate share of distributions. The Holding LP has issued 43.3 million redeemable partnership units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units at the market price of the partnership. This right is subject to the partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Brookfield's aggregate limited

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

partnership interest in the partnership would be 28% if Brookfield exercised its redemption right in full and the partnership fully exercised its right of first refusal. As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units of Brookfield Infrastructure.

        General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. Further, in its capacity as the general partner of the Holding LP, the general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold.

        There are no units reserved for issue under options or other contracts.

NOTE 34.    DISTRIBUTIONS

        On March 31, June 30, September 30 and December 31, 2010, a quarterly distribution of $0.275 per unit (total distribution of $117 million) was paid to the partnership unitholders. In 2009, a quarterly distribution of $0.265 per partnership unit was paid (total distribution of $59 million).

NOTE 35.    NON-CONTROLLING INTERESTS

US$ MILLIONS	2010	2009
Balance at beginning of the year	$1,281	$1,269
Share of income for the year	43	(84)
Share of other comprehensive income	17	10
Business combinations	251	65
Partial disposal of subsidiaries	7	13
Other	6	8

Balance at end of the year	$1,605	$1,281

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

NOTE 36.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

        The Board of the partnership recognizes that risk management is an integral part of good management practice.

        Through the management services contract, the partnership's treasury function provides services and advice to the corporate head office and also to the partnership's subsidiaries and associates across a broad range of treasury activities that assist with the management of the financial risks relating to the operations of Brookfield Infrastructure.

        The treasury function is governed by a Treasury Policy as approved by the Board. This policy provides written principles on the use of financial derivatives. With respect to its Treasury Policy, senior management of Brookfield Infrastructure's external manager perform the monitoring, review and approval role and report to the Board on a regular basis.

        Brookfield Infrastructure seeks to minimize the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the partnership's Treasury Policy. The partnership does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes.

        The operations of Brookfield Infrastructure expose it to a number of financial risks, including:

  I.
  Capital risk

  II.
  Liquidity risk

  III.
  Interest rate risk

  IV.
  Foreign currency risk; and

  V.
  Credit risk.

I.     CAPITAL RISK MANAGEMENT

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2009.

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated losses.

US$ MILLIONS	2010	2009
Subsidiary and corporate borrowings	$4,593	$1,985
Preferred shares	20	20
Debt	4,613	2,005
Total partnership capital	4,985	3,158
Total capital and debt	9,598	5,163
Debt to capitalization ratio	48%	39%

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The Board, along with senior management of the manager, reviews Brookfield Infrastructure's capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.

        Brookfield Infrastructure manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also strives to borrow in the currency where the asset operates, where possible, in order to hedge its currency risk.

        Generally, Brookfield Infrastructure's equity strategy is to issue equity in conjunction with future acquisitions. However, Brookfield Infrastructure may also issue an amount of equity opportunistically to enhance its liquidity to pursue investments. In December 2009, Brookfield Infrastructure filed shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.

        Brookfield Infrastructure's financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, the partnership will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. The partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.

        As disclosed within borrowings (note 20), the partnership has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest cover ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirement.

        During the years ended December 31, 2010 and 2009, there were no breaches of any loan covenants within Brookfield Infrastructure.

II.    LIQUIDITY RISK MANAGEMENT

        Brookfield Infrastructure attempts to maintain sufficient financial liquidity at all times so that it is able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of its FFO to unitholders. Brookfield Infrastructure's principal sources of liquidity are cash flows from its operations, undrawn credit facilities and access to public and private capital markets. Brookfield Infrastructure also structures the ownership of its assets to enhance its ability to monetize them to provide additional liquidity, if necessary.

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Brookfield Infrastructure's estimated corporate liquidity as at December 31, is as follows:

US$ MILLIONS	2010	2009
Cash(1)	$2	$58
Availability under committed credit facility(1)	700	200
Draw on credit facility	(18)	—

Estimated corporate liquidity(1)	$684	$258

(1)
Corporate level only.

        Brookfield Infrastructure's $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2010, $18 million was drawn on this facility.

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows.

December 31, 2010 US$ MILLIONS	Less than 6 months	6-12 months	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$161	$—	$—	$—	$—	$161
Interest-bearing liabilities	424	466	1,653	2,217	1,661	6,421
Finance lease liabilities	—	1	—	2	—	3
Other financial liabilities	9	—	15	—	—	24
Derivative liabilities:
Net settled interest rate swaps	10	9	15	42	5	81
Net settled foreign currency exchange forward contracts	18	—	—	—	—	18
Net settled inflation swaps	—	—	—	31	—	31

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

December 31, 2009 US$ MILLIONS	Less than 6 months	6-12 months	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$93	$—	$—	$—	$—	$93
Interest-bearing liabilities	56	56	222	1,272	1,542	3,148
Finance lease liabilities	—	1	—	4	—	5
Other financial liabilities	—	—	—	—	—	—
Derivative liabilities:
Net settled interest rate swaps	—	—	—	—	—	—
Net settled foreign currency exchange forward contracts	1	—	—	—	—	1

III.  INTEREST RATE RISK MANAGEMENT

        Brookfield Infrastructure's primary objectives with respect to interest rate risk management are to ensure that:

  •
  Brookfield Infrastructure is not exposed to interest rate movements that could adversely impact its ability to meet financial obligations;

  •
  Earnings and distributions are not adversely affected;

  •
  Volatility of debt servicing costs is managed within acceptable parameters; and

  •
  All borrowing covenants under various borrowing facilities, including interest coverage ratios, are complied with.

        To achieve these objectives, in general terms, Brookfield Infrastructure's funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivate instruments. In addition, where possible, interest rate risk is minimized by matching the terms of interest rate swap contracts in regulated businesses to the term of the rate period, thus providing natural hedges.

        The sensitivity analyses below reflect Brookfield Infrastructure's exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 50 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. A 50 basis point change in interest rates is the sensitivity used internally when assessing interest rates. Such parallel shift in the yield curve by 50 basis points would have had the following impact, assuming all other variables were held constant:

	2010		2009
US$ MILLIONS	50 bp increase	50 bp decrease	50 bp increase	50 bp decrease
Net income (loss)	$1	$(5)	$1	$(1)
Other comprehensive (loss) income	$(33)	$65	$—	$—

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Brookfield Infrastructure's sensitivity to interest rates increased during the year due to the acquisition of Prime. However, Brookfield Infrastructure entered into interest rate swap contracts (as described below) to mitigate the impact on comprehensive income.

        Under interest rate swap contracts, Brookfield Infrastructure agrees to exchange the difference between fixed and floating rate interest payments calculated on agreed notional principal amounts. Such contracts enable Brookfield Infrastructure to mitigate the risk of changing interest rates on the its variable rate debt. The fair value of interest rate swaps at the reporting date is determined by discounting their future cash flows with the applicable benchmark interest rate curve and is disclosed below. The average interest rate is based on the debt outstanding balances at the end of the reporting period.

        The following tables detail the notional principal amounts and remaining terms of Brookfield Infrastructure's interest rate swap contracts outstanding as at the reporting date:

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding floating for fixed contracts US$ MILLIONS	2010%	2009%	2010	2009	2010	2009
Less than 1 year	—	—	$—	$—	$—	$—
1 to 2 years	5.12	—	20	—	—	—
2 to 5 years	5.68	—	389	—	(2)	—
5 years plus	5.42	—	2,192	—	(16)	—

			$2,601	$—	$(18)	$—

        Interest rate swap contracts are designated as cash flow hedges in order to reduce Brookfield Infrastructure's cash flow exposure to variable interest rates. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. During the year, Brookfield Infrastructure recognized an amount of $8 million in other comprehensive income in relation to the fair value movement of the swaps (2009: $nil). The ineffectiveness recorded in the Statements of Operating Results was $(3) million in 2010 (2009: $nil).

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Certain interest rate contracts do not qualify for hedge accounting and are not able to be treated as cash flow hedges.

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding fixed for floating contracts US$ MILLIONS	2010%	2009%	2010	2009	2010	2009
Less than 1 year	5.55	—	$47	$—	$(2)	$—
1 to 2 years	—	5.55	—	47	—	—
2 to 5 years	—	—	—	—	—	—
5 years plus	6.25	—	153	—	—	—

			$200	$47	$(2)	$—

        A subsidiary of the partnership has entered into a number of inflation swaps. The purpose of these derivatives is to hedge the proportion of the pre-finance cash flows deemed to be inflation linked. These derivatives do not qualify for hedge accounting and are not able to be treated as cash flow hedges.

	Average contracted inflation rate indexation		Notional principal amount		Fair value
Inflation swap contracts US$ MILLIONS	2010%	2009%	2010	2009	2010	2009
Less than 1 year	—	—	$—	$—	$—	$—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	3.32	—	114	—	(31)	—
5 years plus	—	—	—	—	—	—

			$114	$—	$(31)	$—

        During the year, Brookfield Infrastructure recognized $4 million in the Statements of Operating Results in 2010 (2009: $nil) relating to the fair value movement of the swaps.

IV.    FOREIGN CURRENCY RISK MANAGEMENT

        Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure's net investment, cash flows and capital expenditures that are denominated outside of the U.S.. Brookfield Infrastructure's approach to foreign currency risk management is:

  •
  Brookfield Infrastructure leverages any natural hedges that may exist within its operations

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Net Investment hedges

        Brookfield Infrastructure uses forward foreign exchange contracts to hedge its net investment in foreign entities. The following table details the forward foreign currency contracts outstanding at the end of the reporting period.

	Average exchange rate			Foreign currency contract values			US$ Contract value		Fair value
US$ MILLIONS (unless otherwise noted)	2010		2009	2010		2009	2010	2009	2010	2009
SELL NZ DOLLARS
Less than 3 months	NZ$	0.78	—	NZ$	70	—	52	—	(2)	—
3 to 6 months	NZ$	0.77	—	NZ$	25	—	19	—	(1)	—
SELL GB POUNDS
Less than 3 months		£1.56	—		£15	—	23	—	—	—
3 to 6 months		£1.56	—		£26	—	40	—	—	—
SELL AUD DOLLARS
Less than 3 months	A$	1.02	—	A$	143	—	140	—	(5)	—
3 to 6 months	A$	1.01	—	A$	283	—	273	—	(11)	—
SELL EUROS
Less than 3 months		€1.34	—		€25	—	35	—	1	—

							582		(18)	—

        During the year, Brookfield Infrastructure recognized an amount of ($18 million) (2009: $nil) in other comprehensive income relating to the fair value movement of the swaps. Further, Brookfield Infrastructure recognized an amount of ($33 million) (2009: $nil) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period.

        From time to time, Brookfield Infrastructure will purchase an option to purchase foreign exchange at contracted rates to mitigate potential significant cash outflows arising on the short positions noted above. As at December 31, 2010, Brookfield Infrastructure had an option contract of A$125 million with a fair value of $3 million (2009: $nil).

        From time to time, Brookfield Infrastructure will enter into forward foreign exchange contracts to mitigate foreign exchange risk on expected future cash inflows or outflows denominated in a foreign currency. As at December 31, 2010, Brookfield Infrastructure had no forward foreign exchange contracts to mitigate foreign exchange risk on expected future cash flows. As at December 31, 2009, Brookfield Infrastructure had forward foreign exchange contracts to mitigate a notional balance of £8 million with a fair value of $1 million.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2010 and 2009:

2010 US$ MILLIONS	AUD	GBP	NZD	EUR	USD	CAD	Total
Assets:
Current assets	$2,013	$92	$—	$—	$133	$6	$2,244
Non-current assets	4,374	1,423	280	114	4,454	220	10,865

	$6,387	$1,515	$280	$114	$4,587	$226	$13,109

Liabilities:
Current liabilities	$2,536	$114	$—	$—	$88	$5	$2,743
Non-current liabilities	2,088	999	113	—	2,054	127	5,381

	4,624	1,113	113	—	2,142	132	8,124

Non-controlling interest	(260)	(99)	—	—	(1,246)	—	(1,605)

Net investment	$1,503	$303	$167	$114	$1,199	$94	$3,380

2009 US$ MILLIONS	AUD	GBP	NZD	EUR	USD	CAD	Total
Assets:
Current assets	$—	$51	$—	$—	$140	$4	$195
Non-current asset	460	839	84	32	4,226	210	5,851

	$460	$890	$84	$32	$4,366	$214	$6,046

Liabilities:
Current liabilities	$—	$45	$—	$—	$50	$7	$102
Non-current liabilities	—	584	—	—	2,079	123	2,786

	—	629	—	—	2,129	130	2,888

Non-controlling interest	—	(80)	—	—	(1,201)	—	(1,281)

Net investment	$460	$181	$84	$32	$1,036	$84	$1,877

        The following tables detail Brookfield Infrastructure's sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:

  •
  outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at period end for a 10% change in foreign currency rates from the rate at which they are translated; and

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

  •
  foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate.

	Impact on Statements of Operating Results +/- 10%		Impact on Partnership Capital +/- 10%
2010 US$ MILLIONS	+10%	-10%	+10%	-10%
USD/NZD	—	—	(9)	9
USD/AUD	(26)	26	(105)	105
USD/EUR	1	(1)	(8)	8
USD/GBP	(4)	4	(23)	23
USD/CDN	(1)	1	(9)	9

	Impact on Statements of Operating Results +/- 10%		Impact on Partnership Capital +/- 10%
2009 US$ MILLIONS	+10%	-10%	+10%	-10%
USD/NZD	—	—	(8)	8
USD/AUD	(1)	1	(46)	46
USD/EUR	—	—	(3)	3
USD/GBP	—	—	(18)	18
USD/CDN	—	—	(8)	8

V.     CREDIT RISK MANAGEMENT

        Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the partnership. Brookfield Infrastructure only undertakes transactions with credit worthy customers and conducts active ongoing credit evaluation on the financial condition of customers and other accounts receivable in order to minimize credit risk.

        From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which ensure that the partnership only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict the partnership from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect the partnership's scale of activity and allow it to manage its treasury business competitively.

        The partnership does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

VI.   FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of financial assets and liabilities that are traded on active liquid markets are determined with reference to quoted market prices:

  •
  the fair value of derivative instruments are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis utilizing the applicable yield curve derived from quoted interest rates for the duration of the instruments for non-optional derivatives, and option pricing models are used for optional derivatives. The fair value of forward exchange contracts is determined using quoted forward exchange market rates and yield curves derived from quoted interest rates that match the maturities of the contract; and

  •
  the fair value of other financial assets and financial liabilities (excluding derivative instruments) are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

        Except as detailed in the following tables, the Directors consider that the carrying amounts of financial assets and liabilities recorded at amortized cost in the financial statements of Brookfield Infrastructure approximate their fair values.

	2010		2009
US$ MILLIONS	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Prime Secured bonds	$113	$113	$—	$—
Australian coal terminal operation bank debt facilities & fixed and floating rate notes	1,677	1,677	—	—
UK Port operation group loan facilities	318	318	392	392
North American electricity transmission operation mortgage bonds	117	139	114	134
Canadian freehold timberlands secured bonds	409	390	409	360
U.S. freehold timberlands secured bonds	1,061	1,085	1,070	1,044
European energy distribution operation term facility	414	414	—	—
Australian railroad operation bank loan	466	466	—	—

Fair value hierarchy

        The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

Level 3: inputs for the assets or liability that are not based on observable market data (unobservable inputs).

2010 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Derivative financial assets	$—	$36	$—	$36
Derivative financial liabilities	$—	$102	$—	$102

        There were no transfers between levels during the year ended December 31, 2010 and 2009.

VII. SUMMARY OF DERIVATIVE FINANCIAL INSTRUMENTS

	2010		2009
US$ MILLIONS	Assets	Liabilities	Assets	Liabilities
Current:
Interest rate swaps—cash flow hedges	$—	$(2)	$1	$—
Forward foreign exchange contracts—cash flow hedges	—	(18)	—	—
Call options—held for trading	3	—	—	—

	$3	$(20)	$1	$—

Non-current:
Interest rate swaps—cash flow hedges	$33	$(51)	$—	$—
Inflation swap—cash flow hedge	—	(31)	—	—

	33	(82)	—	—

Total derivative financial instruments	$36	$(102)	$1	$—

NOTE 37.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year Ended December 31,
US$ MILLIONS	2010	2009
Interest paid	$136	$103
Interest received	$—	$—
Income taxes paid	$4	$17

        Amounts paid and received for interest were reflected as operating cash flows in the consolidated and combined Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated and combined Statements of Cash Flow depending upon the nature of the underlying transaction.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended and as of December 31, 2010 and 2009

        Details of "Changes in non-cash working capital, net" are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2010	2009
Accounts receivable	$(14)	$(14)
Prepayments and other assets	(5)	18
Accounts payable and other liabilities	(19)	3

Changes in non-cash working capital, net	$(38)	$7

NOTE 38.  SUBSEQUENT EVENTS

        In February 2011, Brookfield Infrastructure refinanced $600 million of debt maturing in 2011, issued by its Australian coal terminal operation. Brookfield Infrastructure priced a U.S. private placement comprised of two tranches on February 16, 2011, with $300 million at 9 years and $300 million at 12 years with a fixed coupon rate of 5.23% and 5.57%, respectively. In conjunction, Brookfield Infrastructure entered into a series of cross currency and interest rate swaps that effectively swapped these notes to an AUD fixed rate of 7.5% and 7.7%, respectively. The 12-year tranche closed in March 2011 and the 9-year tranche is expected to close at the end of April 2011.

F-76 Brookfield Infrastructure

QuickLinks

TABLE OF CONTENTS
INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD-LOOKING STATEMENTS
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  4.B BUSINESS OVERVIEW
  4.C ORGANIZATIONAL STRUCTURE
  4.D PROPERTY, PLANT AND EQUIPMENT
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
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS
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
SIGNATURE
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS For the years ended and as of December 31, 2010 and 2009