Form 20-F/A
period 2010-12-31
Brookfield Infrastructure Partners L.P.
filed 2011-05-11
CIK 1406234

As filed with the Securities and Exchange Commission on May 11, 2011

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

Number of Limited Partnership Units outstanding as of December 31, 2010: 112,964,451

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Form 20-F/A”) is being filed by Brookfield Infrastructure Partners L.P. (the “Registrant”) to amend the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on April 26, 2011 (the “Form 20-F”).  This Form 20-F/A is being filed solely to supplement Item 18 of the Form 20-F with the inclusion of the financial statements of Prime Infrastructure Holdings Limited for the period ended December 31, 2010 (the “Prime Financial Statements”).

As required by Rule 12b-15 under the Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Form 20-F/A.  This Form 20-F/A also includes Exhibit 15.2, which contains the consent of Deloitte Touche Tohmatsu with respect to the Prime Financial Statements.

This Form 20-F/A consists solely of a cover page, this explanatory note, the Prime Financial Statements, updated certifications of our principal executive officer and our principal financial officer, Exhibit 15.2 and a signature page.

Except as described above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F, or reflect any events that have occurred after the original filing of the Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are included in this Form 20-F/A:

(1)   Audited Consolidated Financial Statements as of December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010 for Prime Infrastructure Holdings Limited.

Prime Infrastructure Holdings Limited

ACN 100 364 234

Audited Consolidated Financial Statement as of December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010

Page number

Consolidated Income Statement	6

Consolidated Statement of Comprehensive Income	7

Consolidated Statement of Financial Position	8 -9

Consolidated Statement of Changes in Equity	10 -11

Consolidated Statement of Cash Flows	12

Notes to the Consolidated Financial Statements	13 -80

Independent Audit Report	81

CONSOLIDATED INCOME STATEMENT

for the period ended 31 December 2010

			Consolidated
	Note		Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Revenue	4		254,044	499,231
Other income	6(a	)	25,339	404,889
Total income			279,383	904,120
Share of losses from associates and jointly controlled entities accounted for using the equity method	13		(13,329)	(185,055)
Employee benefit expense			(39,993)	(80,646)
Transmission and direct costs			(79,717)	(131,515)
Depreciation, amortisation and impairment charge	6(b	)	(44,609)	(128,818)
Finance costs	5(a	)	(52,897)	(164,207)
Operating and management charges			(28,396)	(58,368)
Net hedge gain	5(b	)	12,020	19,650
Impairment of related party loans	6(b	)	(21,507)	(95,658)
Foreign exchange loss and other expense			(96,328)	(46,267)
Total expense			(364,756)	(870,884)
(Loss)/profit before income tax expense			(85,373)	33,236
Income tax benefit/(expense)	7		12,210	(941)
(Loss)/profit from continuing operations			(73,163)	32,295
Loss from discontinued operations	33		(6,307)	(980,892)
Loss for the period			(79,470)	(948,597)
Attributable to:
Equity holders of the parent entity			(80,464)	(959,457)
Non-controlling interest			994	10,860
			(79,470)	(948,597)

Notes to the Consolidated Financial Statements are included on pages 10 to 77.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period ended 31 December 2010

		Consolidated
	Note	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Loss for the period		(79,470)	(948,597)
OTHER COMPREHENSIVE INCOME
Other comprehensive income reclassified from equity relating to assets held for sale		16,444	36,810
Exchange differences arising on translation of foreign operations		(69,149)	26,024
Transfer of reserves to profit or loss on disposal of operations		—	(35,672)
Gain/(loss) on cash flow hedges taken to equity		25,975	(23,033)
Gain on cash flow hedges transferred to income		—	27,971
Other reserves recognised in the period		(349)	24,035
Share of other comprehensive income of associates		28,324	(61,243)
Income tax relating to components of other comprehensive income		(5,257)	9,938
Other comprehensive (expense)/income for the period		(4,012)	4,830
Total comprehensive expense for the period		(83,482)	(943,767)
Total comprehensive expense attributable to:
Owners of the parent		(84,476)	(954,627)
Non-controlling interests		994	10,860
		(83,482)	(943,767)

Notes to the Consolidated Financial Statements are included on pages 10 to 77.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2010

			Consolidated
	Note		Dec 2010 $’000	June 2010 $’000
CURRENT ASSETS
Cash and cash equivalents	37(a	)	42,596	430,752
Trade and other receivables	8		54,712	82,130
Other financial assets	9		34,852	67,030
Inventories	10		13,156	14,713
Current tax receivables	7		10	10
Other	11		13,208	8,300
Non-current assets classified as held for sale	33		1,825,912	1,913,118
Total current assets			1,984,446	2,516,053
NON-CURRENT ASSETS
Trade and other receivables	8		4,017	4,917
Other financial assets	9		756,790	898,541
Debt service reserve deposit	12		26,361	29,853
Investments accounted for using the equity method	13		403,012	397,988
Property, plant and equipment	14		1,716,181	1,734,717
Investment property	15		—	—
Goodwill	16		139,767	160,893
Other intangible assets	17		5,102	6,565
Deferred tax assets	7		250,848	249,078
Other	11		76,284	77,144
Total non-current assets			3,378,362	3,559,696
Total assets			5,362,808	6,075,749
CURRENT LIABILITIES
Trade and other payables	18		125,611	160,095
Borrowings	19		11,884	721,650
Other financial liabilities	20		1,380	4,859
Current tax payable	7		2,020	847
Provisions	21		6,010	6,190
Other	22		36,441	34,088
Liabilities directly associated with non-current assets classified as held for sale	33		1,852,412	1,958,130
Total current liabilities			2,035,758	2,885,859

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2010

		Consolidated
	Note	Dec 2010 $’000	June 2010 $’000
NON-CURRENT LIABILITIES
Trade and other payables	18	14,876	16,223
Borrowings	19	940,622	567,455
Other financial liabilities	20	81,649	152,001
Deferred tax liabilities	7	57,880	61,173
Provisions	21	3,789	4,315
Other	22	157,954	153,570
Total non-current liabilities		1,256,770	954,737
Total liabilities		3,292,528	3,840,596
Net assets		2,070,280	2,235,153
EQUITY
Issued capital	25	4,243,244	4,332,865
Reserves	26	(196,673)	(177,617)
Accumulated losses	27	(2,039,287)	(1,958,823)
Amounts recognised directly in equity in respect of non-current assets classified as held for sale		(2,148)	(25,574)
PARENT ENTITY INTEREST		2,005,136	2,170,851
Non-controlling interest		65,144	64,302
Total equity		2,070,280	2,235,153

Notes to the Consolidated Financial Statements are included on pages 10 to 77.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period ended 31 December 2010

Consolidated	Issued capital $’000	Hedge reserve $’000	Foreign currency translation reserve $’000	Other reserve $’000	General reserve $’000	Accum losses $’000	Equity associated with assets held for sale $’000	Attributable to owners of the parent entity $’000	Non controlling interest $’000	Total $’000
Balance at 1 July 2010	4,332,865	(106,772)	(69,230)	26,159	(27,774)	(1,958,823)	(25,574)	2,170,851	64,302	2,235,153
Loss for the period	—	—	—	—	—	(80,464)	—	(80,464)	994	(79,470)
Amounts recognised in the current period	—	25,975	(69,149)	(349)	—	—	16,444	(27,079)	—	(27,079)
Income tax relating to components of other comprehensive income	—	(5,257)	—	—	—	—	—	(5,257)	—	(5,257)
Share of reserves of associates	—	19,176	230	—	1,936	—	6,982	28,324	—	28,324
Total comprehensive income for the period	—	39,894	(68,919)	(349)	1,936	(80,464)	23,426	(84,476)	994	(83,482)
Securities issued during the period	8,965	—	—	—	—	—	—	8,965	—	8,965
Equity component of PINNZ SPARCS	(1,848)	—	—	—	—	—	—	(1,848)	—	(1,848)
Total	4,339,982	(66,878)	(138,149)	25,810	(25,838)	(2,039,287)	(2,148)	2,093,492	65,296	2,158,788
Minority interests disposed of during the period	—	—	—	—	—	—	—	—	(152)	(152)
Amounts recognised in the current period	—	—	—	—	8,382	—	—	8,382	—	8,382
Distributions paid from capital	(96,738)	—	—	—	—	—	—	(96,738)	—	(96,738)
Total equity at 31 December 2010	4,243,244	(66,878)	(138,149)	25,810	(17,456)	(2,039,287)	(2,148)	2,005,136	65,144	2,070,280

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period ended 31 December 2010

Consolidated	Issued capital $’000	Hedge reserve $’000	Foreign currency translation reserve $’000	Other reserve $’000	General reserve $’000	Accum losses $’000	Equity associated with assets held for sale $’000	Attributable to owners of the parent entity $’000	Non controlling interest $’000	Total $’000
Balance at 1 July 2009	2,811,318	(77,622)	(82,112)	2,124	—	(999,366)	(36,810)	1,617,532	102,841	1,720,373
Loss for the year	—	—	—	—	—	(959,457)	—	(959,457)	10,860	(948,597)
Amounts recognised in the current period	—	(23,033)	26,024	24,035	—	—	36,810	63,836	—	63,836
Income tax relating to components of other comprehensive income		9,938	—	—	—	—	—	9,938	—	9,938
Differences arising on disposal of subsidiary	—	(28,792)	(15,752)	—	8,872	—	—	(35,672)	—	(35,672)
Transferred to profit or loss	—	27,971	—	—	—	—	—	27,971	—	27,971
Share of reserves of associates	—	(39,135)	937	—	(23,045)	—	—	(61,243)	—	(61,243)
Total comprehensive income for the period	—	(53,051)	11,209	24,035	(14,173)	(959,457)	36,810	(954,627)	10,860	(943,767)
Securities issued during the period	1,784,866	—	—	—	—	—	—	1,784,866	—	1,784,866
Issue costs (net of tax)	(106,882)	—	—	—	—	—	—	(106,882)	—	(106,882)
Return of capital to stapled security holders	(103,671)	—	—	—	—	—	—	(103,671)	—	(103,671)
Total	4,385,631	(130,673)	(70,903)	26,159	(14,173)	(1,958,823)	—	2,237,218	113,701	2,350,919
Minority interests disposed of or acquired during the period	—	—	—	—	(13,601)	—	—	(13,601)	(45,171)	(58,772)
Distributions paid from capital	(52,766)	—	—	—	—	—	—	(52,766)	—	(52,766)
Dividends paid from retained earnings	—	—	—	—	—	—	—	—	(4,228)	(4,228)
Transferred to assets held for sale	—	23,901	1,673	—	—	—	(25,574)	—	—	—
Total equity at 30 June 2010	4,332,865	(106,772)	(69,230)	26,159	(27,774)	(1,958,823)	(25,574)	2,170,851	64,302	2,235,153

Notes to the Consolidated Financial Statements are included on pages 10 to 77.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the financial period ended 31 December 2010

			Consolidated
	Note		Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers			381,711	1,085,374
Payments to suppliers and employees			(255,700)	(678,648)
Interest received			46,529	61,641
Interest and other costs of finance paid			(102,175)	(448,746)
Income tax received/(paid)			24,327	(13,633)
Net stamp duty paid	11		—	(46,494)
Net cash provided by/(used in) operating activities	37(f	)	94,692	(40,506)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for property, plant & equipment			(104,856)	(214,220)
Proceeds from sale of property, plant and equipment			295	3,036
Net proceeds from deposits			33,738	7,629
Payment in relation to consortium settlement			(42,279)	—
Proceeds from sale of investments	37(b	)	—	129,371
Return on equity from equity accounted investments			—	10,703
Payment for investments			(11,760)	(34,415)
Proceeds from loans with associates			62,328	85,649
Repayment of loans to associate entities			(28,701)	(39,960)
Loan made to associates			(19,976)	—
Dividends received			2,912	26,483
Net cash used in investing activities			(108,299)	(25,724)
CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid to Stapled Securityholders	28		(95,050)	(130,054)
Dividends paid to minority interests			—	(4,228)
Proceeds from issue of securities	25		—	1,500,000
Security issue costs paid	25		—	(109,207)
Proceeds from borrowings			20,125	366,032
Loan establishment costs paid			(14,607)	(16,537)
Repayment of borrowings			(314,353)	(1,352,117)
Net cash (used in)/provided by financing activities			(403,885)	253,889
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS			(417,492)	187,659
Cash and cash equivalents at the beginning of the financial period			526,852	344,034
Effects of exchange rate changes on the balance of cash held in foreign currencies			(2,573)	(4,841)
Cash and cash equivalents at the end of the financial period(1)	37(a	)	106,787	526,852

(1)          Cash and cash equivalents at the end of the financial period includes cash and cash equivalents from assets that are included within discontinued operations.

Notes to the Financial Statements are included on pages 10 to 77.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

Note	Contents

1	Significant accounting policies
2	Adoption of new and revised Accounting Standards
3	Critical accounting judgements and key sources of estimation uncertainty
4	Revenue
5	Finance costs
6	Loss for the period
7	Income taxes
8	Trade and other receivables
9	Other financial assets
10	Inventories
11	Other assets
12	Debt service reserve deposit
13	Investments in associates
14	Property, plant and equipment
15	Investment property
16	Goodwill
17	Other intangible assets
18	Trade and other payables
19	Borrowings
20	Other financial liabilities
21	Provisions
22	Other liabilities
23	Retirement benefit plans
24	Capitalised borrowing costs
25	Issued capital
26	Reserves
27	Accumulated losses
28	Distributions
29	Commitments for expenditure
30	Contingent assets and liabilities
31	Leases
32	Subsidiaries
33	Discontinued operations
34	Key Management Personnel remuneration
35	Related party disclosures
36	Subsequent events
37	Notes to the Statement of Cash Flows
38	Financial instruments
39	Additional Company information

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

These Financial Statements are General Purpose Financial Statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. and Interpretations.The Financial Statements comprise the consolidated Financial Statements of the Group.

The Financial Statements were authorised for issue by the Directors on 18 April 2011.

BASIS OF PREPARATION

The Financial Statements have been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

This Financial Report covers the period from 1 July 2010 to 31 December 2010.  The comparative period covers the period from 1 July 2009 to 30 June 2010.   As a result of the successful merge between Prime Infrastructure and Brookfield Infrastructure Partners, which closed on 8 December 2010, Brookfield Infrastructure Partners became the new ultimate parent.   Brookfield Infrastructure Partners has a December year end and accordingly, each of the subsidiaries within the Prime Infrastructure Group has amended their financial year to align with the ultimate parent.

STAPLED SECURITY

The shares of Prime Infrastructure Holdings Limited and the units in Prime Infrastructure Trust and Prime Infrastructure Trust 2 (collectively ‘the Trusts’) are combined and issued as Tripled Stapled Securities in the Prime Infrastructure Group (‘the Group’). The shares in the Company and the units of the Trusts cannot be traded separately and can only be traded as Stapled Securities.

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

CURRENT ASSET DEFICIENCY

The Group has net current liabilities as at 31 December 2010 of $24.8 million excluding assets and liabilities that are classified as held for sale within current assets and current liabilities.  In the financial period ended 31 December 2010, Prime Infrastructure generated $94.7 million in cash flow from operating activities.  In addition, Prime Infrastructure has a $300.0 million corporate debt facility which remains undrawn as at balance date.

The Financial Report is prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.

(a) Consolidated accounts

As there is no IFRS that specifically applies to stapled securities, management have made reference to the pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements of IFRSs and the Framework.

Accordingly, management have used the guidance of Australian equivalents to International Financial Reporting Standards Interpretation 1013 ‘Consolidated Financial Reports in relation to Pre-Date-of-Transition Stapling Arrangements’, which requires one of the stapled entities of an existing stapled structure to be identified as the parent entity for the purpose of preparing consolidated financial reports. In accordance with this requirement, Prime Infrastructure Holdings Limited has been identified as the parent entity of the consolidated Group comprising Prime Infrastructure Holdings Limited and its controlled entities, Prime Infrastructure Trust and its controlled entities and Prime Infrastructure Trust 2 and its controlled entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Principles of consolidation

The consolidated Financial Statements incorporate the assets and liabilities of all subsidiaries of the Prime Infrastructure Group as at 31 December 2010 and the results of all subsidiaries for the period then ended.

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

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Investment in associates (continued)

The results and assets and liabilities of associates are incorporated in these Financial Statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost, adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

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

Interests in jointly controlled entities in which the Group is a venturer (and so has joint control) are accounted for under the equity method in the consolidated Financial Statements.

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

The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset carrying amount is written down immediately to its recoverable amount if the assets carrying amount is greater than its recoverable amount.

The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

The following estimated useful lives are used in the calculation of depreciation:

- Buildings (straight-line)	2 to 50 years
- Leasehold improvements	6 to 49 years
- Plant and equipment	3 to 39 years
- Network systems	20 to 40 years
- Track lease premium	41 years

Lease premiums represent the initial amount paid for access to the rail infrastructure assets in Western Australia. These premiums are being amortised over the period of the leases to which they relate, being 41 years.

Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

The conservancy right was acquired as part of the acquisition of PD Ports, (and subsequently disposed of on 20 November 2009) and was recorded at its fair value. The right is not amortised as it is a right in perpetuity issued by the Statutory Harbour Authority in the UK.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

The Group has classified its investment in AET&D and Cross Sound Cable as held for sale (refer note 33). A process is currently underway to dispose of these assets.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Leased assets (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits (continued)

Defined benefit plans (continued)

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

Contingent liabilities acquired in a business combination

Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation recognised in accordance with IAS 18 Revenue.

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

(u) Derivative financial instruments

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts and interest rate swaps. Further details of derivative financial instruments are disclosed in note 38.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

Note 38 sets out details of the fair values or the derivative instruments used for hedging purposes.

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

(v) Contributed equity and preference shares

Ordinary Stapled Securities are classified as equity. Mandatorily redeemable preference shares including Prime Infrastructure Networks (NZ) Subordinated Prime Adjusting Reset Convertible Securities (SPARCS) are classified as liabilities (refer note 19).

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

(w) Dividends and distributions

Provision is made for the amount of any dividend or distribution declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial period but not distributed at balance date.  Accrued dividends and distributions are disclosed in note 18.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which forms part of the net investment in a foreign operation, and which are recognised in the foreign currency translation reserve, and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y) Revenue recognition (continued)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

2. ADOPTION OF NEW AND REVISED ACCOUNTING STANDARDS

(a) Standards and Interpretations affecting amounts reported in the current period

No new and revised Standards and Interpretations have been adopted in the current period that have affected the amounts reported in these Financial Statements. Details of other Standards and Interpretations adopted in these Financial Statements but that have had no effect on the amounts reported are set out in note 2(b).

(b) Standards and Interpretations adopted with no effect on the Financial Statements

A number of new and revised Standards and Interpretations have also been adopted in these Financial Statements. Their adoption has not had any significant impact on the amounts reported in these Financial Statements but may affect the accounting for future transactions or arrangements.

(c) Standards and Interpretations in issue not yet adopted

Standard	Impact	Effective for annual reporting periods beginning on or after
IFRIC 14 Prepayments of a Minimum Funding Requirement

This amendment applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements, permitting the benefit of such an early payment to be recognised as an asset.

This is not expected to impact the Group, as Prime Infrastructure has not made any early payment of contributions.

1 January 2011
IFRS 9 Financial Instruments

This Standard introduces new requirements for classifying and measuring financial assets and liabilities as follows:

-               debt instruments meeting both a ‘business model’ test and ‘cash flow characteristics’ test are measured at amortised cost (the use of fair value is optional in some limited circumstances);

-               investments in equity instruments can be designated as ‘fair value through other comprehensive income’ with only dividends being recognised in profit or loss;

-               all other instruments (including all derivatives) are measured at fair value with changes recognised in the profit or loss; and

-               the concept of ‘embedded derivatives’ does not apply to financial assets within the scope of the Standard and the entire instrument must be classified and measured in accordance with the above guidelines.

-               revised requirements for the classification and measurement of financial liabilities, and carrying over existing Derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

1 January 2013

Other than as noted above, the adoption of the various Accounting Standards and Interpretations in issue but not yet effective will not impact the Group’s accounting policies. However, the pronouncements will result in changes to information currently disclosed in the Financial Statements. The Group does not intend to adopt any of these pronouncements before their effective date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

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

Significant judgements, estimates and assumptions made by the Directors in the preparation of these Financial Statements are outlined below:

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

The carrying amount of goodwill and intangibles with indefinite lives at the statement of financial position date was $139.8 million (June 2010: $160.9 million).  No impairment loss was recognised in the current financial period from continuing operations (June 2010: $193.0 million).  Details of the assumptions used in the estimate of recoverable amount are provided in notes 16 and 17.

Intangible assets with finite lives

Useful lives of intangible assets with finite lives are reviewed annually. Any reassessment of useful lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both the current and future years.

The carrying amount of intangible assets with finite lives at the statement of financial position date was $5.1 million (June 2010: $6.6 million).  No impairment loss was recognised in the current financial period from continuing operations (June 2010: $16.0 million).

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

Prime Infrastructure has written down its investment in AET&D to nil value (June 2010: nil).  This resulted in an impairment charge of $40.3 million in the current financial period (June 2010: impairment charge of $662.6 million) being recognised. Further information is disclosed in note 33.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (CONTINUED)

Asset retirement obligations

Provision is made for the anticipated costs of environmental restoration within Tasmania Gas Pipeline and future restoration of the sea bed at Cross Sound Cable (both held for sale). The provision includes future cost estimates associated with the rectification and remediation work. These future costs are discounted to their present value and are disclosed in note 33.

Allowance for impairment loss on trade receivables

Where receivables are outstanding beyond the normal trading terms, the likelihood of recovery of these receivables is assessed by management. Due to the large number of debtors, this assessment is based on supportable past collection history and historical write-offs of bad debts. The impairment loss is disclosed in note 8.

Defined benefit plans

Various actuarial assumptions underpin the determination of the Group’s pension obligations. A number of assumptions including but not limited to wage escalation rates, inflation, interest rates, mortality rates and investment returns are used by the actuaries. Details of the assumptions used by the actuaries are disclosed in note 23.

Discounting of intercompany loans

Prime Infrastructure has a number of loans with associates which are currently non-interest bearing. In determining the present value, a discount rate of between 5.86% and 6.94% has been used for a majority of the intercompany loans.

4. REVENUE

An analysis of the Group’s revenue for the period from continuing operations is as follows:

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Continuing operations:
Revenue from rendering of services	175,112	387,598
Revenue from rendering of services — related parties	3,564	1,335
Other revenue	16,775	6,487
Interest revenue:
Bank deposits	7,100	12,733
Other related parties — associates	46,478	90,126
Other(1)	4,680	295
Unwinding of unrealised discount on receivables from associates	335	657
	58,593	103,811
	254,044	499,231

(1)     Other interest in the current financial period relates to interest received in relation to the Australian Taxation Office (ATO) dispute that was settled.   On 23 August 2010 Prime Infrastructure announced it had settled its dispute with the ATO regarding the deductibility of certain payments relating to Dalrymple Bay Coal Terminal (DBCT).  The settlement relates to payments agreed in 2001 to be made over the term of the initial lease of DBCT (2002 to 2051).  In 2007 Prime Inafrastructure entered into an arrangement with the ATO under which it paid 50% of the disputed amount of primary tax and interest.  These payments totalled $60.6 million.

Under the agreed settlement, Prime Infrastructure has:

•             received approximately $43.6 million in cash back from the ATO;

•             recognised a reduction in deferred tax assets relating to carried forward tax losses of approximately $38.0 million; and

•             recognised an immaterial reduction in potential future deductions for the payments to be made over the remaining initial lease term at DBCT.

The settlement agreement resolves all matters in dispute between Prime Infrastructure and the ATO in relation to DBCT.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

5. FINANCE COSTS

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Continuing operations:
(a) FINANCE COSTS
Loss for the year has been arrived at after charging the following finance costs:
Interest on loans	43,505	147,629
Other interest expense	2,443	3,310
Other finance costs	6,949	13,268
	52,897	164,207
(b) NET HEDGE GAIN
Gain on foreign currency derivatives	(12,283)	(18,462)
Loss/(gain) on interest rate derivatives	263	(1,188)
	(12,020)	(19,650)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

6. LOSS FOR THE PERIOD

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
(a) GAINS AND LOSSES
Loss for the period has been arrived at after crediting the following gains:
Continuing operations:
Gain on disposal of property, plant and equipment	62	62
Contributions from customers/developers	13,527	9,807
Government grants	585	1,169
Gain on conversion of BEPPA to Prime Infrastructure Stapled securities(1)	—	392,519
Other(2)	11,165	1,332
	25,339	404,889
Loss for the period has been arrived at after charging the following losses:
Continuing operations:
Net foreign exchange losses	(95,497)	(46,490)
Loss on disposal of property, plant and equipment	(104)	(123)
	(95,601)	(46,613)
(b) OTHER EXPENSES
Continuing operations:
Net bad and doubtful debts arising from other entities	32	647

Depreciation of non-current assets (note 14)	43,146	75,915
Amortisation of non-current assets (note 17)	1,463	1,222
Impairment of non-current assets	—	51,681
	44,609	128,818

Impairment of intercompany loans with associates	21,507	95,658

Operating lease rental expense:
Minimum lease payments	989	1,394

(1)          The gain on conversion of BEPPA to Prime Infrastructure Stapled securities in the prior financial year was due to the BEPPA securities being recorded at $677.4 million prior to their conversion.  The fair value of these liabilities upon conversion was $284.8 million resulting in a one-off gain of $392.5 million.

(2)          Other includes the settlement of a legal claim resulting in a gain of $2.1 million and a non-cash gain of $9.0 million on the settlement of payables with consortium members in relation to the Alinta transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

7. INCOME TAXES

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
(a) INCOME TAX RECOGNISED IN PROFIT OR LOSS
Tax (benefit)/expense comprises:
Current tax benefit	(12,432)	(77,430)
Adjustments recognised in the current period in relation to the current tax of prior periods	(1,911)	44,777
Deferred tax expense relating to the origination and reversal of temporary differences	12,241	50,532
Adjustments to deferred tax benefit of prior periods	(2,783)	(11,492)
Total tax (benefit)/expense	(4,885)	6,387
Attributable to:
Continuing operations	(12,210)	941
Discontinued operations (note 33)	7,325	5,446
	(4,885)	6,387
Income tax on pre-tax accounting profit reconciles to tax (benefit)/expense as follows:
(Loss)/profit from continuing operations	(85,373)	33,236
Profit/(loss) from discontinued operations (note 33)	1,018	(975,447)
	(84,355)	(942,211)
Income tax benefit calculated at 30%	(25,307)	(282,663)
Income not assessable (including trust income)	27,362	(10,199)
Differences in overseas tax rates	(591)	(19,808)
Deferred tax assets not recognised	(3,094)	35,810
Non-deductible expenditure	—	5,678
Impairment loss	6,452	206,377
Unwinding of unrealised discount on related party receivables/payables	—	(1,227)
Equity accounted results	927	62,219
Other permanent differences	(5,941)	(22,995)
	(192)	(26,808)
(Over)/under provision of income tax in previous period	(4,693)	33,195
Income tax (benefit)/expense recognised in profit or loss	(4,885)	6,387

The tax rate used in the above reconciliation is the corporate tax rate of 30% payable by Australian corporate entities on taxable profits under Australian tax law. There has been no change in the corporate tax rate when compared with the previous reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

7. INCOME TAXES (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
(b) INCOME TAX RECOGNISED DIRECTLY IN OTHER COMPREHENSIVE INCOME
Deferred tax:
Arising on income and expenses recognised in other comprehensive income:
Revaluation of financial instruments treated as cash flow hedges	(5,257)	11,479
Translation of foreign operations	(10,531)	(28,582)
Other reserve	—	(2,325)
Total income tax recognised directly in other comprehensive income	(15,788)	(19,428)
(c) CURRENT TAX ASSETS AND LIABILITIES
Current tax assets:
Tax refund receivable	10	10
Current tax payable:
Income tax payable attributable to:
Parent entity	—	—
Entities in the consolidated group	(2,020)	(847)
	(2,020)	(847)
	(2,010)	(837)

(d) DEFERRED TAX ASSETS

Total deferred tax assets attributable to temporary differences	147,069	166,977

Deferred tax assets attributable to tax losses carried forward in the following jurisdictions:
Australia	100,986	78,301
United Kingdom	1,113	1,230
Total deferred tax assets attributable to tax losses	102,099	79,531
Total deferred tax assets attributable to withholding tax	1,680	2,570
Total deferred tax assets	250,848	249,078

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

7. INCOME TAXES (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
(d) DEFERRED TAX ASSETS (CONTINUED)
The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	166,977	611,002
Amounts booked to foreign currency translation reserve	(10,531)	—
Revaluation of hedges	(5,257)	273
Equity raising costs and other	1,937	2,389
Acquisitions/disposals	87	(327,055)
Less closing balance of deferred tax assets attributable to temporary differences	(147,069)	(166,977)
Change in deferred tax assets included in tax benefit	6,144	(119,632)
(e) DEFERRED TAX LIABILITIES
Total deferred tax liabilities attributable to temporary differences	57,880	61,173
The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	61,173	945,399
Amounts booked to foreign currency translation reserve	—	(28,582)
Acquisitions/disposals	21	(786,580)
Revaluation of hedges	—	11,617
Less closing balance of deferred tax liabilities	(57,880)	(61,173)
Change in deferred tax liabilities included in tax benefit/(expense)	3,314	(80,681)

RELEVANCE OF TAX CONSOLIDATION TO THE GROUP

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Prime Infrastructure Holdings Limited. The members of the tax consolidated group are identified at note 32.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

7. INCOME TAXES (CONTINUED)

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

8. TRADE AND OTHER RECEIVABLES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
CURRENT
Trade receivables(1)	38,147	43,479
Impairment provision	(1,198)	(1,344)
	36,949	42,135
GST and VAT receivables	808	1,765

Interest receivable from associates	9,070	26,015
Interest receivable – other entities	119	1,479
	9,189	27,494
Insurance claim receivable	—	2,097
Other	7,766	8,639
NON-CURRENT
Trade receivables	3,150	3,728
Other receivables	867	1,189
	58,729	87,047
Disclosed in the Financial Statements as:
Current trade and other receivables	54,712	82,130
Non-current trade and other receivables	4,017	4,917
	58,729	87,047

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

8. TRADE AND OTHER RECEIVABLES (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Ageing of past due but not impaired:
Not past due	28,762	37,814
Past due - 0 to 30 days	8,234	4,331
Past due - 30 to 60 days	858	1,503
Past due – 60 to 90 days	550	1,036
Past due – 90 to 120 days	393	859
Past due – 120 plus days	1,302	320
	40,099	45,863
Movement in the allowance for doubtful debts:
Balance at the beginning of the period	(1,344)	(2,989)
Impairment losses recognised on receivables	(172)	(767)
Amounts written off as uncollectible	23	(115)
Amounts recovered during the year	15	156
Impairment losses reversed	125	60
Net difference due to foreign exchange	155	580
Derecognised on disposal of subsidiary	—	1,661
Transferred to held for sale	—	70
	(1,198)	(1,344)

In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date the credit was initially granted up to the end of the reporting date. The concentration of risk to the Group is limited due to the customer base being large, diverse and unrelated.

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Ageing of impaired trade receivables:
Not past due	—	—
Past due - 0 to 30 days	—	—
Past due - 30 to 60 days	—	—
Past due – 60 to 90 days	—	—
Past due – 90 to 120 days	(60)	(853)
Past due – 120 plus days	(1,138)	(491)
	(1,198)	(1,344)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

9. OTHER FINANCIAL ASSETS

	Consolidated
	Dec 2010 $’000	June 2010 $’000
DERIVATIVES
Current:
Foreign currency swaps	23	4,171

Non-current:
Foreign currency swaps	—	2,623
Interest rate swaps	3,414	—
	3,437	6,794
LOANS CARRIED AT AMORTISED COST
Current:
Non-interest bearing loan with associate(1)	34,829	34,829

Non-current:
Interest bearing loans with associate(2)	786,771	919,300
Provision for impairment of loans with associates	(53,401)	(31,229)
	733,370	888,071
Non-interest bearing loan with associate(3)	20,006	11,771

Provision for impairment of loan with associates	—	(3,924)
	20,006	7,847
	788,205	930,747
OTHER FINANCIAL ASSETS
Current:
Deposit – Australian Taxation Office(4)	—	28,030

Disclosed in the Financial Statements as:
Other current financial assets	34,852	67,030
Other non-current financial assets	756,790	898,541
	791,642	965,571

(1)          Current non-interest bearing loans with associates relate to loans with DBCT ($34.8 million). Refer note 35 for further information in relation to loans with related parties.

(2)          Non-current interest bearing loans with associates consist of the following:

•       $432.3 million (US $440.0 million) loan receivable from Myria Holdings Inc. in which Prime Infrastructure has a 33% equity interest.  Subsequent to period end, these loan notes were transferred to BIP Bermuda Holdings IV Limited for US$451.6 million including accrued interest.  Refer to note 36 for further information.

•       $197.9 million (NZ $260.5 million) loan receivable from Powerco New Zealand in which Prime Infrastructure has a 42% equity interest.

•       $67.4 million loan receivable from DBCT in which Prime Infrastructure has a 50.1% economic interest.

•       $89.2 million (€67.9 million) loan receivable which has been impaired by $53.4 million (€41.6 million) from Euroports Holdings S.á.r.l in which Prime Infrastructure has a 60% equity interest. Refer note 35 for further information in relation to loans with related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

9. OTHER FINANCIAL ASSETS (CONTINUED)

(3)          Non-current non-interest bearing loans with associates include the following:

•       loans receivable from Euroports Holdings S.á.r.l. totaling $176.6 million (€134.4 million) which have a carrying value of $11.1 million (€8.5 million). Refer note 35 for further information in relation to loans with related parties.

•       Loan receivable from the equity accounted investments Long Bay Public Private Partnership and Melbourne Showgrounds Public Private Partnership of $8.9 million.

(4)          Cash on deposit with the Australian Taxation Office related to a dispute regarding the deductibility of certain payments made in relation to the long-term lease of DBCT. This dispute was settled in the current financial period.   Refer to note 4 for further information.

10. INVENTORIES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Current:
Consumables	13,156	14,713

11. OTHER ASSETS

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Current:
Deposits	107	169
Prepayments	13,082	8,109
Other	19	22
	13,208	8,300
Non-current:		—
Stamp duty costs paid(1)	71,346	71,346
Defined benefit asset	4,728	5,542
Other	210	256
	76,284	77,144
Disclosed in the Financial Statements as:
Other current assets	13,208	8,300
Other non-current assets	76,284	77,144
	89,492	85,444

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

WestNet WA Rail Pty Limited, the immediate parent of WestNet Rail Holdings No.1 Pty Limited, and also wholly-owned by the Company, exercised its contractual rights of indemnity against Queensland Rail as acquirer of the above rail ARG Group business in 2006 to recover approximately $24.9 million and to use that amount to partially fund the potential liability of WestNet Rail Holdings No.1 Pty Limited under the assessment. Refer to note 22 for liability owing to Queensland Rail.  Accordingly, if it is ultimately determined that WestNet Rail Holdings No.1 Pty Limited is liable for stamp duty, the net duty required to be funded by the Company would be $46.4 million. This amount has been included as a contingent liability (refer note 30).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

12. DEBT SERVICE RESERVE DEPOSIT

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Non-current:
Debt service reserve deposit(1)	26,361	29,853

(1)   Debt Service Reserve deposit at bank is interest-bearing and comprises cash restricted as a reserve for the servicing of debt under the Group’s financing agreements, capex reserves and cash relating to cash backed bank guarantees.

13. INVESTMENTS IN ASSOCIATES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Non-current:
Investments in associates	402,655	397,602
Investments in joint venture entities	357	386
	403,012	397,988
Reconciliation of movement in investments accounted for using the equity method:
Balance at 1 July	397,988	650,509
Share of (loss)/profit for the period – continuing operations(5)	(13,329)	(185,055)
Share of profit for the period – discontinued operations (note 33)	10,878	10,388
Share of reserves for the period	28,324	(61,242)
	423,861	414,600
Dividends	(2,912)	(26,483)
Additions(1)	44,971	330,064
Capital returns on equity investments(2)	—	(10,703)
Impairment(3)	—	(74,763)
Transferred to held for sale (note 33)(4)	(19,527)	(260,000)
Net foreign exchange differences	(43,381)	25,273
	403,012	397,988

(1)   The additions in the current financial period relate to the acquisition of a 50% equity interest in the Long Bay Public Private Partnership and 50% in the Melbourne Showgrounds Public Private Partnership ($13.0 million).  These were acquired from BIP Bermuda Holdings IV Limited, the immediate parent entity of Prime Infrastructure.  The balance of the additions relate to the capitalisation of accrued interest with Myria Holdings Inc ($20.2 million), equity contribution to Euroports ($8.1 million) and equity contributions by AET&D ($3.6 million) to its associate investments.   The prior year additions relate to the acquisition of DBCT and Euroports.  In the prior year, the results from these assets were consolidated as they were controlled subsidiaries of Prime Infrastructure.

(2)   Capital returns on equity investments in the prior year relate to Myria Holdings Inc.

(3)   In the prior financial year, the impairment charge of $74.8 million within equity accounted investments related to a write down in the Multinet Gas Holdings and Dampier to Bunbury Natural Gas Pipeline of $23.1 million, a write down in the investment in Myria Holdings Inc. of $36.2 million and a write down in the investment in Euroports of $15.5 million.

(4)   Prime Infrastructure has classified its investment in AET&D as held for sale as at 31 December 2010 and 30 June 2010. Included within the portfolio of assets within AET&D is the equity accounted investments in Multinet Gas Holdings and Dampier to Bunbury Natural Gas Pipeline. Accordingly, these investments are no longer included within investments in associates, but rather as a current asset within non-current assets classified as held for sale.

(5)   In the prior year, included within share of (loss)/profit for the period – continuing operations, is the settlement of the DBCT ATO dispute, accounted for as an adjusting subsequent event.  Also included within the share of (loss)/profit for the year – continuing operations in the prior year is an impairment charge of $75.8 million in relation to Myria Holdings Inc’s underlying investment in Natural Gas Pipeline of America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

13. INVESTMENTS IN ASSOCIATES (CONTINUED)

Name of entity	Principal activity	Country of incorporation	Economic interest Dec 2010%	Economic interest June 2010%
Dalrymple Bay Coal Terminal(1)	Coal terminal	Australia	50.1	50.1
Powerco New Zealand Holdings Limited(5)	Electricity and gas distribution	New Zealand	42	42
ARG Risk Management Limited	Captive insurer	Australia	50	50
Euroports S.á.r.l(2)	Ports operator	Luxembourg	60	66.1
Multinet Gas Holdings(3), (6)	Gas distribution	Australia	20.1	20.1
Dampier to Bunbury Natural Gas Pipeline(3), (6)	Gas transmission	Australia	20	20
Myria Holdings Inc.(7)	Natural gas transmission and storage	USA	33	33
Brookfield Infrastructure Long Bay Holdings Pty Limited(4)	Investment in the Long Bay Jail	Australia	50	—
Brookfield Infrastructure Showgrounds Holdings Pty Limited(4)	Investment in the Melbourne Showgrounds	Australia	50	—

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

(2)   The sale of 33.89% of Euroports was completed on 28 July 2009.  During the current period, Antin IP converted its convertible bond which decreased Prime Infrastructure’s investment in Euroports to 60%.   Prime Infrastructure does not control Euroports in accordance with Accounting Standards as a result of the voting rights held by other shareholders

(3)   These investments are part of the AET&D group of assets.  As at 31 December 2010 and 30 June 2010, these investments have been classified as held for sale.

(4)   In the current financial period, Prime Infrastructure acquired the 50% equity interest investment in the Long Bay Public Private Partnership and 50% in the Melbourne Showgrounds Public Private Partnership.  These investments were acquired from BIP Bermuda Holdings IV Limited, the immediate parent entity of Prime Infrastructure.

(5)   The financial year end date of Powerco New Zealand Holdings Limited is 30 June.  This was the reporting date established when the company was incorporated.  As Prime Infrastructure has a minority ownership, a change of reporting date is not possible.  The interim results for the half year ended 31 December 2010 of Powerco New Zealand Limited have therefore been used for the purpose of accounting for the investment in associate.

(6)   The financial year end date of Dampier to Bunbury Natural Gas Pipeline and Multinet Gas Holdings is 30 June.  This was the reporting date established when the company was incorporated.  As Prime Infrastructure has a minority ownership, a change of reporting date is not possible.  The interim results for the half year ended 31 December 2010 of these entities have therefore been used for the purpose of accounting for the investment in associate.

(7)   The financial year end date of Myria Holdings Inc. and its subsidiary, Natural Gas Pipeline of America is 30 June.  This was the reporting date established when the company was incorporated.  As Prime Infrastructure has a minority ownership, a change of reporting date is not possible.  The interim results for the half year ended 31 December 2010 of these entities have therefore been used for the purpose of accounting for the investment in associate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

13. INVESTMENTS IN ASSOCIATES (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE ENTITIES
Financial position:
Total assets	14,541,298	16,356,921
Total liabilities	(13,543,332)	(15,331,876)
Net assets	997,966	1,025,045
Group’s share of associates’ net assets	402,655	397,602
Financial performance:
Total revenue	1,390,796	3,019,935
Total (loss)/profit for the period	(15,242)	(388,564)
Group’s share of associates’ loss	(2,421)	(174,741)
SUMMARISED FINANCIAL INFORMATION OF JOINTLY CONTROLLED ENTITIES
Financial position:
Current assets	4,045	3,998
Non-current assets	54	53
	4,099	4,051
Current liabilities	(3,385)	(3,279)
Non-current liabilities	—	—
	(3,385)	(3,279)
Net assets	714	772
Group’s share of jointly controlled entities’ net assets	357	386
Financial performance:
Income	98	173
Expenses	(158)	(25)
Net (loss)/profit	(60)	148
Group’s share of jointly controlled entities’ (loss)/profit	(30)	74

Dividends received from associates and joint ventures

During the year, the Group received dividends of $2.9 million (June 2010: $26.5 million).

Contingent liabilities and capital commitments

The Group’s share of contingent liabilities of associates and jointly controlled entities is disclosed in note 30.

The Group’s share of capital commitments and other expenditure commitments of associates and jointly controlled entities is disclosed in note 29.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

14. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Land and buildings at cost $’000	Leasehold improvements at cost $’000	Network systems at cost $’000	Track lease premium at cost $’000	Plant and equipment at cost $’000	Work in progress at cost $’000	Total $’000
Gross Carrying Amount:
Balance at 1 July 2009	373,094	980,043	715,181	198,355	1,861,731	98,682	4,227,086
Additions	4,504	1,235	43,361	—	41,093	83,549	173,742
Transfers	180	70,495	6,907	—	16,877	(94,459)	—
Disposals	—	(195)	(865)	—	(9,224)	—	(10,284)
Disposals through sale of business	(247,077)	(16,989)	—	—	(81,453)	(42,606)	(388,125)
Classified as held for sale (note 33)	(44,806)	(13,348)	—	—	(1,759,208)	(28,390)	(1,845,752)
Net foreign currency exchange differences	(41,999)	(1,336)	(70,841)	—	(19,331)	(3,355)	(136,862)
Other	—	—	—	—	6,733	—	6,733
Balance at 30 June 2010	43,896	1,019,905	693,743	198,355	57,218	13,421	2,026,538
Additions	25	12,930	25,500	—	5,326	49,997	93,778
Transfers	(41)	15,246	3,689	(15,425)	220	(3,689)	—
Disposals	(6)	(434)	(22)	—	(1,606)	—	(2,068)
Net foreign currency exchange differences	(6,046)	—	(68,202)	—	(4,862)	14	(79,096)
Balance at 31 December 2010	37,828	1,047,647	654,708	182,930	56,296	59,743	2,039,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Consolidated	Land and buildings at cost $’000	Leasehold improvements at cost $’000	Network systems at cost $’000	Track lease premium at cost $’000	Plant and equipment at cost $’000	Work in progress at cost $’000	Total $’000
Accumulated depreciation/amortisation:
Balance at 1 July 2009	23,732	102,690	99,638	13,786	110,707	—	350,553
Disposals	—	(172)	(849)	—	(5,006)	—	(6,027)
Transfers	180	190	23	—	(393)	—	—
Disposal through sale of business	(17,740)	(852)	—	—	(24,780)	—	(43,372)
Classified as held for sale (note 33)	(4,684)	(4,275)	—	—	(522,612)	—	(531,571)
Impairment losses charged to profit	—	688	—	—	429,846	—	430,534
Depreciation expense	3,185	42,484	20,497	4,472	29,345	—	99,983
Net foreign currency exchange differences	(2,644)	(106)	(7,316)	—	(4,950)	—	(15,016)
Other	—	—	—	—	6,737	—	6,737
Balance at 30 June 2010	2,029	140,647	111,993	18,258	18,894	—	291,821
Disposals	—	(29)	(5)	—	(1,280)	—	(1,314)
Depreciation expense	165	26,009	9,870	2,102	5,000	—	43,146
Net foreign currency exchange differences	(284)	—	(8,669)	—	(1,729)	—	(10,682)
Balance at 31 December 2010	1,910	166,627	113,189	20,360	20,885	—	(322,971)
Net Book Value as at 30 June 2010	41,867	879,258	581,750	180,097	38,324	13,421	1,734,717
Net Book Value as at 31 December 2010	35,918	881,020	541,519	162,570	35,411	59,743	1,716,181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the period:
Land and buildings	165	3,185
Leasehold improvements	26,009	42,484
Network systems	9,870	20,497
Track lease premium	2,102	4,472
Plant and equipment	5,000	29,345
	43,146	99,983

15. INVESTMENT PROPERTY

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Balance at beginning of financial period	—	174,672
Disposals	—	(154,027)
Net foreign exchange differences	—	(20,645)
Balance at end of financial period	—	—

The Group’s investment property portfolio was held by PD Ports, which was sold on 20 November 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

16. GOODWILL

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Gross carrying amount:
Balance at beginning of financial period	216,678	726,979
Derecognised on disposal of subsidiary(1)	—	(148,049)
Transferred to held for sale (note 33)(2)	—	(318,630)
Net foreign exchange differences	(21,126)	(43,622)
Balance at end of financial period	195,552	216,678
Accumulated impairment losses:
Balance at beginning of financial period	(55,785)	(348,416)
Impairment losses for the period	—	(193,000)
Derecognised on disposal of subsidiary(1)	—	148,049
Transferred to held for sale (note 33)(2)	—	318,630
Net foreign exchange differences	—	18,952
Balance at end of financial period	(55,785)	(55,785)
Net book value:
At the beginning of the financial period	160,893	378,563
At the end of the financial period	139,767	160,893

(1)          This amount related to the sale of PD Ports on 20 November 2009 as part of the recapitalisation of Prime Infrastructure. The goodwill relating to the business was fully impaired at 30 June 2009.

(2)          This amount related to the Australian Energy Transmission & Distribution business which has been classified as held for sale in the year to 30 June 2010.

ALLOCATION OF GOODWILL

Goodwill has been allocated for impairment testing purposes to the following cash-generating units:

•             International Energy Group and

•             WestNet Rail.

The carrying amount of goodwill (other than goodwill classified as held for sale) was allocated to the following cash-generating units.

Goodwill balance	IEG $’000	WestNet Rail $’000	Total $’000
December 2010	130,252	9,515	139,767
June 2010	151,378	9,515	160,893

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

16. GOODWILL (CONTINUED)

IMPAIRMENT TESTS OF GOODWILL

Goodwill within the Prime Infrastructure Group relates to IEG and WestNet Rail and the cash-generating units applicable within each of these entities. Goodwill is reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As a result of the detailed assessment, no impairment charge was recognised in the current financial period in relation to continuing operations (June 2010: $193.0 million).  The impairment charge of goodwill in the prior year related to AET&D and was included within discontinued operations, as the business is classified as held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

INTERNATIONAL ENERGY GROUP

The recoverable amount of this cash-generating unit is determined based on a ‘value in use’ calculation which uses cash flow projections based on financial budgets approved by management for the 2011 year with a forecast out to June 2050. The length of the forecast reflects the long-life nature of IEG’s assets. A discount rate of between 7.41% and 8.47% has been used in the model depending on the jurisdiction (June 2010: 7.41% to 8.47%). The movement in the goodwill balance in the current financial period is due to foreign exchange translation.

A majority of the goodwill within IEG is attributable to the UK businesses. Cash flow projections for assessing potential impairment have been based on forecast connections and inflation based on 2.5% (June 2010: 2.5%). Cash flow projections also include forecast maintenance capital expenditure.

No impairment charges have been recognised in relation to IEG in the current financial period.

WESTNET RAIL

The recoverable amount of this cash-generating unit is determined based on a ‘value in use’ calculation which uses cash flow projections based on financial budgets approved by management for the 2011 year with long term projections assumed out to the end of the lease period (i.e. 2049). The length of the projections reflects the long-life nature of WestNet Rail’s assets. In the current financial period, a discount rate of 10.31% (June 2010: 9.92%) has been used.

Cash flow projections during the budget period have been based on 2011 forecast volumes with appropriate growth assumptions beyond 2011. Inflation of 3.00% (June 2010: 2.50%) has been included in this analysis. The cash flow projections include forecast maintenance capital expenditure.

No impairment charges have been recognised in relation to WestNet Rail in the current financial period (June 2010: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

17. OTHER INTANGIBLE ASSETS

	Conservancy rights(1) $’000	Concession arrangements(2) $’000	Permits(3) $’000	Software, licenses and other $’000	Easements and contracts(4),(5) $’000	$’000
Gross carrying amount:
Balance at 1 July 2009	947,192	2,319,662	51,756	44,179	77,202	3,439,991
Additions	—	33,031	—	1,230	—	34,261
Disposals	(835,243)	(2,352,693)	—	(5,495)	—	(3,193,431)
Transferred to held for sale (note 33)	—	—	(49,272)	(25,677)	(79,070)	(154,019)
Other	—	—	—	(4,844)	—	(4,844)
Transfers	—	—	—	—	1,868	1,868
Net foreign exchange differences	(111,949)	—	(2,484)	(344)	—	(114,777)
Balance at 30 June 2010	—	—	—	9,049	—	9,049
Additions	—	—	—	—	—	—
Disposals	—	—	—	(3,069)	—	(3,069)
Balance at 31 December 2010	—	—	—	5,980	—	5,980
Accumulated amortisation and impairment:
Balance at 1 July 2009	207,982	166,235	4,430	10,551	5,262	394,460
Amortisation expense(6)	—	21,172	522	3,542	1,182	26,418
Impairment expense(7)	—	—	—	—	16,000	16,000
Disposals	(183,401)	(187,407)	—	(3,557)	—	(374,365)
Transferred to held for sale (note 33)	—	—	(4,741)	(7,859)	(22,410)	(35,010)
Transfers	—	—	—	34	(34)	—
Net foreign exchange differences	(24,581)	—	(211)	(227)	—	(25,019)
Balance at 30 June 2010	—	—	—	2,484	—	2,484
Amortisation expense(6)	—	—	—	1,463	—	1,463
Disposals	—	—	—	(3,069)	—	(3,069)
Balance at 31 December 2010	—	—	—	878	—	878
Net book value:
As at 30 June 2010	—	—	—	6,565	—	6,565
As at 31 December 2010	—	—	—	5,102	—	5,102

(1)          The conservancy right was acquired as part of the acquisition of PD Ports plc in 2006 and was recorded at its fair value. The conservancy asset recognised was not amortised as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review. As part of the recapitalisation of Prime Infrastructure, PD Ports was sold for nominal proceeds.

(2)          Concession arrangements included the service concession arrangement at DBCT and key concession arrangements at various European ports. The ports’ concessions are usually awarded by Government authorities in that jurisdiction.  In the prior year, Prime Infrastructure sold part of its investment in Euroports and entered into arrangements concerning a 49.9% economic interest in DBCT. Accordingly, Prime Infrastructure no longer controls either of these assets and does not consolidate their results.

(3)          Permits include the separately identifiable asset acquired as part of the acquisition of Cross Sound Cable in the US and are amortised over the life of the main cable attached to the permit being 40 years. As part of the recapitalisation, Prime Infrastructure is carrying its investment in Cross Sound Cable as held for sale. Refer note 33 for further information.

(4)          Easement rights relate to the intangible asset that allows the Tasmanian Gas Pipeline business to access the land above the pipeline. Prime Infrastructure is carrying its investment in Tasmania Gas Pipeline within AET&D as held for sale. Refer note 33 for further information.

(5)          Contracts relate to contracts with external customers that have been purchased as part of a business combination. These contracts are within the AET&D business and accordingly are classified as held for sale.  Refer note 33 for further information.

(6)          Amortisation expense is recognised within depreciation, amortisation and impairment charge in the Income Statement.

(7)          Impairment charges are recognised within loss from discontinued operations in the Income Statement. This impairment charge related to intangibles held within the AET&D group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

18. TRADE AND OTHER PAYABLES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Current:
Trade payables(1)	76,539	74,536
Distribution payable	8,096	26,383
Interest payable	4,047	11,736
Payable to other related parties(2)	1,590	5,735
Tax related amounts within the tax-consolidated group (non-interest bearing)	25,042	26,175
GST and VAT payable	1,744	4,190
Other	8,553	11,340
Non-current:
Payable to other related parties(2)	14,876	16,223
	140,487	176,318
Disclosed in the Financial Statements as:
Current trade and other payables	125,611	160,095
Non-current trade and other payables	14,876	16,223
	140,487	176,318

(1)          The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors.

(2)          Further information relating to loans to related parties is set out in note 35 to the Financial Statements.

19. BORROWINGS

	Consolidated
	Dec 2010			June 2010
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
Unsecured:
Bank loans(1)	—	—	—	619,494	—	619,494
Hybrid securities(2)	—	—	—	94,842	—	94,842
	—	—	—	714,336	—	714,336
Secured:
Bank loans(1)	11,884	848,414	860,298	7,314	463,127	470,441
Secured bonds(3)	—	111,685	111,685	—	119,516	119,516
	11,884	960,099	971,983	7,314	582,643	589,957
	11,884	960,099	971,983	721,650	582,643	1,304,293
Less: capitalised borrowing costs	—	(19,477)	(19,477)	—	(15,188)	(15,188)
	11,884	940,622	952,506	721,650	567,455	1,289,105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

19. BORROWINGS (CONTINUED)

	Consolidated
	Dec 2010			June 2010
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
1. BANK LOANS
Unsecured:
WestNet Rail Group bank loan facilities(1)	—	—	—	619,494	—	619,494
	—	—	—	619,494	—	619,494
Secured:
WestNet Rail Group bank loan facilities(1)	—	455,000	455,000	—	—	—
IEG bank facility(2)	11,884	393,414	405,298	7,314	463,127	470,441
	11,884	848,414	860,298	7,314	463,127	470,441
	11,884	848,414	860,298	626,808	463,127	1,089,935

(1)          WestNet Rail Group completed the refinance of its previous facility during the current period.  The facilities comprise the following:

•                  $455.0 million term facility maturing in January 2014 that is fully drawn (June 2010: $550.0 million fully drawn).

•                  $77.0 million revolving facility maturing in January 2014 that is undrawn (June 2010: drawn to $69.5 million).

(2)          The IEG bank debt facilities comprise the following:

•                  Senior facilities totalling £235.3 million (June 2010: £237.2 million) and a junior facility totaling £16.0 million (June 2010: £16.0 million) in relation to the IEG UK business maturing in January 2013. As at December 2010, the senior facilities are drawn to $285.9 million (£188.2 million) (June 2010: $330.2 million, £187.1 million).  The junior facility is fully drawn at December 2010 ($24.3 million) (June 2010:$28.2 million).

•      Bank facilities totalling $95.1 million (£62.7 million) that are fully drawn (June 2010: ($112.0 million, £63.5 million) in relation to IEG’s Islands businesses with a maturity date of May 2016.

	Consolidated
	Dec 2010			June 2010
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
2. HYBRID SECURITIES
Prime Infrastructure Networks (New Zealand) SPARCS(1)	—	—	—	94,842	—	94,842

(1)          In the current financial period, PINNZ redeemed all outstanding SPARCS on issue on 17 November 2010.  Holders received face value plus accrued interest in cash for each of their SPARCS under the redemption.

As at 30 June 2010, 119,005,156 SPARCS were on issue at a face value of NZ$119.0 million (A$94.8 million) and the interest rate was 10% per annum.

Prior to the redemption in the current financial period, nil SPARCS were converted into Prime Infrastructure Stapled Securities (June 2010: 36,660).

	Consolidated
	Dec 2010			June 2010
	Current $’000	Non- current $’000	Total $’000	Current $’000	Non- current $’000	Total $’000
3. SECURED BONDS
PINNZ secured bonds(1)	—	111,685	111,685	—	119,516	119,516

(1)          Prime Infrastructure Networks (New Zealand) Limited has on issue $111.7 million (NZ$147.1 million) in secured bonds maturing in November 2012 (June 2010: $119.5 million — NZ$147.1 million). The bonds rank pari passu to Prime Infrastructure’s other senior secured debt obligations and have the benefit of the Prime Infrastructure Deed of Common Provisions and Prime Infrastructure Security Trust Deed. As at 31 December 2010, these bonds have a fixed coupon of 9.0% (June 2010: 9.0%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

20. OTHER FINANCIAL LIABILITIES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
DERIVATIVES
Current:
Foreign currency swaps	—	1,336
Interest rate and inflation swaps	—	23
Non-current:
Foreign currency swaps	—	2,642
Interest rate and inflation swaps	81,649	107,142
	81,649	111,143
OTHER FINANCIAL LIABILITIES
Current:
Other(1)	1,380	3,500
Non-current:
Other(1)	—	42,217
	1,380	45,717
	83,029	156,860
Disclosed in the Financial Statements as:
Current other financial liabilities	1,380	4,859
Non-current other financial liabilities	81,649	152,001
	83,029	156,860

(1)          Other financial liabilities relate to outstanding deferred settlement amounts owing to the previous minority interest holders in Euroports.   The outstanding liability incurs interest at a rate of 9.99% and is due and payable on 23 August 2011.   In the current financial period, an amount of $41.3 million was repaid.

21. PROVISIONS

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Current:
Employee benefits	4,688	4,791
Other	1,322	1,399
Non-current:
Employee benefits	1,039	1,122
Defined benefit obligation	2,750	3,193
	9,799	10,505
Disclosed in the Financial Statements as:
Current other financial liabilities	6,010	6,190
Non-current other financial liabilities	3,789	4,315
	9,799	10,505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

21. PROVISIONS (CONTINUED)

	Asset retirement obligation(1) $’000	Insurance provision $’000	Duty provision $’000	Other provisions $’000
Balance at 1 July 2009	31,909	1,217	15,682	4,606
Additional provisions recognised	2,203	—	—	3,286
(Reductions)/increases arising from remeasurement	—	—	(324)	166
Payments made in respect of provisions	—	—	—	(2,756)
Disposals in the current financial period(2)	—	(1,073)	—	(1,712)
Transferred to held for sale (3)	(33,987)	—	(15,358)	(1,960)
Exchange differences	(125)	(144)	—	(231)
Balance at 30 June 2010	—	—	—	1,399
Additional provisions recognised	—	—	—	283
Reductions arising from remeasurement	—	—	—	(34)
Payments made in respect of provisions	—	—	—	(322)
Exchange differences	—	—	—	(4)
Balance at 31 December 2010	—	—	—	1,322

(1)          Asset retirement obligations in the prior year represented the present value of future estimated costs to decommission and restore the environment of certain assets. The present value of the decommissioning costs was determined using a risk-free discount rate. The assumed costs of decommissioning were based on best estimates and therefore uncertainty existed as to the actual costs to be incurred. The asset retirement obligation relates to the AET&D and Cross Sound Cable entities and has been classified as held for sale as at 31 December 2010 and 30 June 2010.

(2)   Disposals in the prior financial year relate to provisions that were previously recognised within PD Ports which was sold on 20 November 2009.

(3)   The amounts that are transferred to held for sale in the prior financial year are included within AET&D and Cross Sound Cable.  For further information refer to note 33.

22. OTHER LIABILITIES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Current:
Deferred income(1)	11,589	9,236
Other(2)	24,852	24,852
Non-current:
Deferred income(1)	157,954	152,947
Other	—	623
	194,395	187,658
Disclosed in the Financial Statements as:
Current other financial liabilities	36,441	34,088
Non-current other financial liabilities	157,954	153,570
	194,395	187,658

(1)          Deferred income relates primarily to WestNet Rail and consists of cash contributions from third parties to build or upgrade existing network capabilities.   The cash payment is recorded on receipt to deferred income and recognised as revenue over the life of the contracted track access arrangement with the contributor.

(2)          The other current liability of $24.9 million relates to Queensland Rail’s contribution to the $71.3 million total assessment for stamp duty from the Western Australia Office of State Revenue in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited. This was paid on 5 February 2010. For further information refer to notes 11 and 30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

23. RETIREMENT BENEFIT PLANS

The Group operates four defined benefit superannuation plans for qualifying employees within its subsidiary IEG.  Under the plans, the employees are entitled to retirement benefits varying between 0% and 67% of final salary at retirement. No other post-retirement benefits are provided to these employees.

The defined benefit superannuation plans are funded plans. Superannuation plans compute their obligations in accordance with the actuarial requirements of the jurisdiction in which the plan is located, which prescribes a different measurement basis to that applied in these Financial Statements. The net surplus/ (deficit) determined in the plans’ most recent Financial Statements are as follows:

Scheme	Date of last actuary report	Assets as a percentage of liabilities	Net surplus/ deficit	Amount $’000
International Energy Group	1 January 2009	106%	Surplus	331
Guernsey Gas Limited	1 July 2009	152%	Surplus	3,809
Jersey Gas Company Limited	1 July 2009	70%	Deficit	(2,700)
Manx Gas Limited	6 April 2007	72%	Deficit	(1,933)

The plan actuaries have recommended that additional contributions beyond the current contribution level be made to eliminate the deficit over a 15 year period (Manx Gas) and a 10 year period (Jersey Gas).   The actuaries for the Guernsey Gas plan have recommended contributions of the employer at 15.6% to cover the estimated cost of future accruing benefits.

Funding recommendations are made by the actuaries based on their forecast of various matters, including future plan assets performance, interest rates and salary increases.

The principal assumptions used for the purposes of actuarial valuations were as follows:

	Consolidated
	Dec 2010%	June 2010%
Key assumptions used (expressed as weighted averages)
Discount rate(s)	5.40	5.50
Expected return on plan assets	5.59	5.59
Expected rate(s) of salary increase	4.91	4.90

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Amounts recognised in profit or loss in respect of these defined benefit plans are as follows:
Current service cost	899	2,773
Interest cost	983	2,242
Expected return on plan assets	(938)	(1,868)
Total included in employee benefit expense (continuing and discontinued operations)	944	3,147
Actuarial gains incurred during the period and recognised in the Income Statement	427	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

23. RETIREMENT BENEFIT PLANS (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
The amount included in the Statement of Financial Position arising from the Group’s obligation in respect of its defined benefit plans is as follows:
Present value of funded defined benefit obligations	(34,171)	(37,534)
Fair value of plan assets	32,699	35,923
	(1,472)	(1,611)
Present value of unfunded defined benefit obligations	—	—
Deficit	(1,472)	(1,611)
Net actuarial losses not recognised	3,450	3,960
Net asset arising from defined benefit obligations	1,978	2,349
Movements in the present value of the defined benefit obligations in the current period were as follows:
Opening defined benefit obligations	(37,534)	(264,364)
Current service cost	(899)	(2,773)
Interest cost	(983)	(2,242)
Contributions from plan participants	(373)	(598)
Actuarial (losses)/gains	(599)	303
Disposal of subsidiary(1)	—	196,505
Exchange differences on foreign plans	5,407	32,014
Benefits paid	964	3,015
Other	(154)	606
Closing defined benefit obligation	(34,171)	(37,534)

(1)          The disposal of subsidiary relates to PD Ports which was sold on 20 November 2009.

The expense for the period is included in the employee benefits expense in the Statement of Comprehensive Income. Of the expense for the period, $0.9 million (June 2010: $3.1 million) has been included in the Income Statement as employee benefit expense.

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Movements in the present value of the plan assets in the current period were as follows:
Opening fair value of plan assets	35,923	237,451
Expected return on plan assets	938	1,868
Actuarial gains/(losses)	169	(4,990)
Exchange differences on foreign plans	(5,174)	(29,023)
Contributions from the employer	1,434	1,805
Contributions from plan participants	373	598
Benefits paid	(964)	(3,015)
Disposal of subsidiary(1)	—	(168,771)
Closing fair value of plan assets	32,699	35,923

(1)          The disposal of subsidiary relates to PD Ports which was sold on 20 November 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

23. RETIREMENT BENEFIT PLANS (CONTINUED)

The major categories of plan assets, and the expected rate of return at the end of the reporting period for each category, are as follows:

	Expected return		Fair value of plan assets
	Dec 2010%	June 2010%	Dec 2010 $’000	June 2010 $’000
Other assets (unitised with profits, policies and bonds)	5.6	5.6	32,699	35,923
Weighted average expected return	5.6	5.6	32,699	35,923

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. The assessment of the expected returns is based on historical return trends and analysts’ predictions of the market for the asset in the next twelve months.

The actual return on plan assets was a profit of $1.1 million (June 2010: $3.1 million loss).

The history of experience adjustments are as follows:

	Consolidated
	Dec 2010 $’000	June 2010 $’000	2008 $’000	2007 $’000
Fair plan of plan assets	32,699	35,923	266,997	321,329
Present value of defined benefit obligations	(34,171)	(37,534)	(260,851)	(280,333)
(Deficit)/surplus	(1,472)	(1,611)	6,146	40,996
Experience adjustments on plan liabilities — (losses)/gains	(599)	303	(538)	21,018
Experience adjustments on plan assets — gains/(losses)	169	(4,990)	(29,439)	9,921

24. CAPITALISED BORROWING COSTS

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Borrowing costs capitalised during the financial period(1)	—	43
Weighted average capitalisation on funds borrowed generally	—	2.34%

(1)          Capitalised borrowing costs were recognised by DBCT. During the prior financial year as part of the recapitalisation of Prime Infrastructure, Prime Infrastructure entered into arrangements with Brookfield Infrastructure Australia Trust, such that Prime Infrastructure no longer controls DBCT. Accordingly, Prime Infrastructure accounts for its remaining 50.1% economic interest in DBCT as an equity accounted investment and no longer consolidates its share of DBCT’s borrowings. Refer note 33 for further information.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

25. ISSUED CAPITAL

	Consolidated
	Dec 2010 $’000	June 2010 $’000
353,584,177 fully paid ordinary Stapled Securities (June 2010: 351,776,795)	4,243,244	4,332,865

	Consolidated Dec 2010
	Date	Number ’000	Issue price ($) per Stapled Security	$’000
Fully paid ordinary Stapled Securities
Balance at beginning of financial period		351,777		4,332,865
September quarter distribution	30 Nov 2010			(26,383)
Special distribution	8 Dec 2010			(70,355)
Equity component of PINNZ SPARCS	17 Nov 2010			(1,848)
Equity issued to acquire equity accounted investments	16 Dec 2010	1,807	4.96	8,965
Balance at end of financial period		353,584		4,243,224

	Consolidated June 2010
	Date	Number ‘000	Issue price ($) per Stapled Security	$’000
Fully paid ordinary Stapled Securities
Balance at beginning of financial period		2,591,767		2,811,318
Conversion of PINNZ SPARCS to Prime Infrastructure Stapled Securities	17 Nov 2009	789	0.0371	29
Equity issued as consideration for transfer of BBI Exchangeable Preference Shares	20 Nov 2009	841,790,304	0.0003	284,838
Securities issued as part of the recapitalisation of Prime Infrastructure	20 Nov 2009	4,433,014,153	0.0003	1,500,000
Return of capital to Stapled Securityholders	25 Nov 2009			(103,671)
Consolidation of Stapled Securities (1:15,000)	25 Nov 2009	(5,277,045,236)		—
Security issue costs				(109,207)
March quarter distribution	31 May 2010			(26,383)
June quarter distribution	30 Jun 2010			(26,383)
Tax adjustment	30 Jun 2010			2,324
Balance at end of financial period		351,777		4,332,865

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

Subsequent to year end (as disclosed in note 36), on 16 February 2011 the Trusts paid a distribution out of retained earnings of $15.7 million and a return capital of $415.9 million to BIP Bermuda Holdings IV Limited, the immediate parent of Prime Infrastructure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

26. RESERVES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Foreign currency translation reserve	(138,149)	(69,230)
Other reserve	25,810	26,159
General reserve	(17,456)	(27,774)
Hedging reserve	(66,878)	(106,772)
	(196,673)	(177,617)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
FOREIGN CURRENCY TRANSLATION RESERVE
Balance at the beginning of the financial period	(69,230)	(82,112)
Gain recognised on disposal of foreign subsidiary	—	(15,752)
Transferred to equity relating to non-current assets classified as held for sale	—	1,673
Translation of foreign operations	(69,149)	26,024
Share of reserves of associates	230	937
	(138,149)	(69,230)

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

	Consolidated
	Dec 2010 $’000	June 2010 $’000
OTHER RESERVE
Balance at the beginning of the financial period	26,159	2,124
Recognised in the current financial period	(349)	24,035
	25,810	26,159

Other reserve represents the amortisation to present value of related party loans that are not currently interest bearing. The majority of these loans have been discounted using a rate of between 5.86% and 6.94%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

26. RESERVES (CONTINUED)

	Consolidated
	Dec 2010 $’000	June 2010 $’000
GENERAL RESERVE
Balance at the beginning of the financial period	(27,774)	—
Recognised in the current financial period	8,382	(13,601)
Share of reserves of associate	1,936	(23,045)
Gain recognised on disposal of subsidiary	—	8,872
	(17,456)	(27,774)

The general reserve includes $38.4 million which represents Prime Infrastructure’s proportionate share of Euroports general reserve loss as at December 2010 (June 2010: $40.4 million). In addition, the general reserve includes $12.6 million relating to the acquisition of minority interests in WestNet Rail (June 2010: $12.6 million), $12.9 million gain on transfer of the Public Private Partnerships from a related party and a $4.5 million loss from the transfer of a subsidiary to a related party.

	Consolidated
	Dec 2010 $’000	June 2010 $’000
HEDGING RESERVE
Balance at the beginning of the financial period	(106,772)	(77,622)
(Loss)/gain recognised: Interest rate swaps	25,975	(23,033)
Share of reserves of associates	19,176	(39,135)
Loss recognised on disposal of subsidiary	—	(28,792)
Deferred tax arising on hedges	(5,257)	9,938
Transferred to equity relating to non-current assets classified as held for sale	—	23,901
Transferred to profit or loss	—	27,971
	(66,878)	(106,772)

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognised in profit or loss when the hedged transaction impacts the profit or loss.

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the Income Statement:

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Net hedge loss	—	(27,971)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

27. ACCUMULATED LOSSES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Balance at the beginning of the financial period	(1,958,823)	(999,366)
Net loss attributable to members of the parent entity	(80,464)	(959,457)
Balance at the end of the financial period	(2,039,287)	(1,958,823)

28. DISTRIBUTIONS

	Dec 2010		June 2010
	Cents per Security	$’000	Cents per Security	$’000
RECOGNISED AMOUNTS PER FULLY PAID STAPLED SECURITY
Paid from contributed equity:
Capital distribution paid 25 November 2009	—	—	4.00	103,671
March quarter distribution paid 31 May 2010	—	—	7.50	26,383
June quarter distribution declared 30 June 2010	—	—	7.50	26,383
September distribution paid 30 November 2010	7.50	26,383	—	—
Special distribution paid 8 December 2010	20.00	70,355	—	—
		96,738		156,437

As part of the successful merge of Prime Infrastructure and Brookfield Infrastructure Partners, a special distribution of $70.4 million (20 cents per Stapled Security) was declared.  The Special Distribution record date for this payment was 25 November 2010 and the payment was paid on 8 December 2010.

The September 2010 quarter distribution was announced on 23 August 2010 with a record date of 30 September 2010 and was paid on 30 November 2010.

Subsequent to year end (as disclosed in note 36), on 16 February 2011 the Trusts paid a distribution out of retained earnings of $15.7 million and a return capital of $415.9 million to BIP Bermuda Holdings IV Limited, the immediate parent entity of Prime Infrastructure.

In the prior financial year, distributions totalling $156.4 million were paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

29. COMMITMENTS FOR EXPENDITURE

	Consolidated
	Dec 2010 $’000	June 2010 $’000
(a) CAPITAL EXPENDITURE COMMITMENTS
Plant and equipment
Not longer than one year	285	884
Longer than one year and not longer than five years	—	—
Longer than five years	—	—
	285	884
Share of associates’ capital expenditure commitments
Not longer than one year	16,298	25,473
Longer than one year and not longer than five years	548	1,405
Longer than five years	—	—
	16,846	26,878
(b) OTHER EXPENDITURE COMMITMENTS
Network systems and information technology
Not longer than one year	51,833	14,834
Longer than one year and not longer than five years	57,620	67,058
Longer than five years	32,168	11,693
	141,621	93,585
Other commitments — maintenance contracts
Not longer than one year	2,138	2,122
Longer than one year and not longer than five years	3,340	6,672
Longer than five years	—	3,273
	5,478	12,067
Share of associates’ other expenditure commitments
Not longer than one year	5,443	10,135
Longer than one year and not longer than five years	871	983
Longer than five years	—	—
	6,314	11,118

(c) LEASE COMMITMENTS

Non-cancellable operating lease commitments are disclosed in note 31 to the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

30. CONTINGENT ASSETS AND LIABILITIES

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Contingent liabilities:
Dispute with the Office of State Revenue(1)	46,494	46,494
Bank and other guarantees(2)	21,846	23,211
Acquisition earn-outs(3)	4,152	4,926
Other	425	185
Contingent assets:
Acquisition earn-outs(3)	4,152	4,926
DBCT revenue(4)	1,890	7,784
Other	1,713	1,766

(1)          On 6 January 2010, WestNet Rail Holdings Pty Limited, a wholly-owned subsidiary of the Company received an assessment notice from the Western Australian Office of State Revenue in the amount of $71.3 million, being stamp duty assessed in respect of the 2006 acquisition of the ARG Group by WestNet WA Rail Pty Limited. Prime Infrastructure believes the assessment is incorrect at law and intends to vigorously challenge it. Notwithstanding Prime Infrastructure’s objection to the assessment, payment of $46.4 million (being Prime Infrastructure’s share) was made on 5 February 2010 in accordance with the assessment.

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

(2)          As at 31 December 2010, the Group, including its associates, had bank and customs guarantees outstanding to third parties totaling $21.8 million (June 2010: $23.2 million). These guarantees are supported by cash on deposit with banks.

(3)          An acquisition earn-out is payable to the vendor of Rauma Stevedoring in the situation where Euroports Finland receives a binding option right to operate in a proposed new container terminal in Europe for between 15 and 30 years. The amount payable would be $6.9 million (June 2010: $7.5 million) and would be recognised as an asset.  Prime’s proportionate share of this is $4.2 million (June 2010: $4.9 million). The movement between December 2010 and June 2010 is related to movements in foreign exchange.

(4)          DBCT is entitled to commence earning revenue on its expansion of DBCT from the first day of the month following commissioning of an expansion. DBCT is currently invoicing its customers on the basis of an Annual Revenue Requirement (ARR) approved by the QCA based on forecast costs and forecast economic parameters. Once the total costs for each phase of the project have been finalised, which based on current estimates will exceed the approved forecast costs, these will be submitted to the QCA which, if approved, would result in a catch up of revenue being due to DBCT. This revenue would be backdated to the first day of the month following commissioning. The amount due, should all costs be approved, has been calculated as $3.8 million as at 31 December 2010 (June 2010: $15.5 million). Prime Infrastructure has disclosed $1.9 million as a contingent asset as at 31 December 2010 being its 50.1% proportionate share (June 2010: $7.8 million).

(5)          Tas Gas Networks Pty Limited has entered into a Deed of Settlement with the Tasmanian Government indemnifying the Government against any losses or damages on the constructed gas network for a period of 10 years. The extent to which an outflow or cash will be required cannot be determined in relation to this indemnity.

(6)          On 31 August 2007, Prime Infrastructure was part of a consortium that acquired the Alinta Limited business. As part of this transaction, Prime Infrastructure is party to the Amended Umbrella Agreement (amended 30 August 2007) and Participation Deed. The interaction of these two agreements was that Prime Infrastructure was responsible for its proportionate percentage for any unallocated liabilities which do not relate specifically to a consortium business. Any known liabilities in relation to unallocated liabilities were recognised as at 30 June 2010.  In the current financial period, the Amended Umbrella Agreement and Participation Deeds were settled between the consortium.  No additional contingent liabilities have been recognised.

(7)          Prior to Prime Infrastructure’s acquisition of certain Alinta Limited businesses in 2007, Alinta Limited and Alinta 2000 Limited agreed to guarantee the obligations of various companies within the Alinta group. Following the Scheme of Arrangement under which a consortium including Prime Infrastructure acquired the Alinta businesses, Prime Infrastructure acquired the guaranteeing entities, while some of the subsidiaries being guaranteed were acquired by Alinta Energy Limited (formerly Babcock & Brown Power).

Whilst Alinta Limited and Alinta 2000 Limited are guaranteeing obligations of an Alinta Energy subsidiary, as part of the consortium arrangements relating to the acquisition of Alinta Limited, Alinta Energy has agreed to indemnify Prime Infrastructure against, among other things all losses sustained to the extent that such losses relate to Alinta Energy’s assets. Accordingly, to the extent that Prime Infrastructure sustains any losses pursuant to the guarantee, Alinta Energy has agreed to indemnify Prime Infrastructure for such loss.   In the current financial period, all agreements have been terminated between the consortium.  No additional contingent liabilities have been recognised.

(8)          An associate of Prime Infrastructure has established an environmental provision of $3.1 million (Prime Infrastructure’s share is $0.8 million) at 31 December 2010 (June 2010: $2.3 million — Prime Infrastructure share was $0.6 million) to address remediation issues with four projects. The associate is subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal and other environmental matters. After consideration of provisions established, Prime Infrastructure believes that costs for environmental remediation and ongoing compliance with these laws will not have a material adverse impact on the Group.

However, there can be no assurances that future events, such as changes in existing laws, new laws or the development of new facts or conditions will not cause significant costs to be incurred.

(9)          The Group is defendant in various lawsuits arising from the day-to-day operations of its businesses. Although no assurance can be given, the Directors believe, based on experience to date, that the ultimate resolution of such matters will not have a material adverse impact on the Prime Infrastructure business, cash flows, financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

31. LEASES

DISCLOSURE FOR LESSEES

Operating leases

Leasing arrangements

Operating leases consist of rental of office space with varying lease terms, motor vehicles and miscellaneous office equipment. All office space rentals include market review clauses and options to renew. The Group does not have an option to purchase the leased assets at the expiry of the lease periods.

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Non-cancellable operating lease payments
Not longer than one year	1,958	2,075
Longer than one year and not longer than five years	5,909	8,436
Longer than five years	17,187	19,178
	25,054	29,689
Share of associates’ operating lease commitments
Non-cancellable operating lease payments
Not longer than one year	11,031	13,552
Longer than one year and not longer than five years	37,854	46,795
Longer than five years	151,025	199,571
	199,910	259,918

In respect of non-cancellable operating leases, the following liabilities have been recognised:

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Lease incentives
Current	—	—
Non-current	—	623
	—	623

In the prior year, the non-cancellable operating leases were in relation to an entity which has been subsequently transferred out of the Prime Infrastructure Holdings Limited group.

	Consolidated
	Dec 2010 $’000	June 2010 $’000
Share of associates’ operating lease receivables
Not longer than one year	1,038	2,006
Longer than one year and not longer than five years	2,750	4,837
Longer than five years	2,007	4,163
	5,795	11,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

32. SUBSIDIARIES

		Ownership interest
Name of entity	Country of incorporation	Dec 2010%	June 2010%
Parent entity:
Prime Infrastructure Holdings Limited(3)	Australia
Subsidiaries:
Prime Infrastructure Trust	Australia	100	100
Prime Infrastructure Trust 2	Australia	100	100
Prime Infrastructure Employment Pty Limited(3)	Australia	100	100
Prime BFK Trust	Australia	100	100
ARL2B Partnership	Australia	100	100
BBI Energy Trust(6)	Australia	—	100
Prime NGPL Trust	Australia	100	100
Prime TC Holdings Pty Limited(3)	Australia	100	100
Prime Infrastructure Finance Pty Limited(3)	Australia	100	100
Prime Energy Partnership Pty Limited(3)	Australia	100	100
Prime Energy (Redbank) Pty Limited(3)	Australia	100	100
Prime Energy (Wind) Pty Limited(3)	Australia	100	100
Australian Company Number 108 247 123 Pty Limited(3)	Australia	100	100
Australian Company Number 108 247 098 Pty Limited(3)	Australia	100	100
DBCT Management Pty Limited(3),(4)	Australia	100	100
DBCT Finance Pty Limited(3),(4)	Australia	100	100
DBCT Trust(4)	Australia	100	100
DBCT Investor Services Pty Limited(3),(4)	Australia	100	100
Prime Networks (Australia) Pty Limited(3)	Australia	100	100
Prime Networks (Australia) No.2 Pty Limited(3)	Australia	100	100
Prime Infrastructure Networks (New Zealand) Limited	New Zealand	100	100
Prime Infrastructure Networks (New Zealand) No.2 Limited	New Zealand	100	100
Prime Infrastructure Networks (New Zealand) No.3 Limited	New Zealand	100	100
Tas Gas Holdings Pty Limited(3)	Australia	100	100
Prime TGN Pty Limited (formerly BBI TGN Pty Limited)(3)	Australia	100	100
BBI PES Pty Limited(3)	Australia	100	100
Tas Gas Retail Pty Limited(3)	Australia	100	100
Tas Gas Networks Pty Limited(3)	Australia	100	100
Brookfield Cogen Australia Pty Limited(1),(3)	Australia	100	—
Prime IEG Australia Holdings Pty Limited(3)	Australia	100	100
Prime IEG Australia No.1 Pty Limited(3)	Australia	100	100
Prime IEG Australia No.2 Pty Limited(3)	Australia	100	100
IEG Infrastructure Limited	United Kingdom	100	100
IEG Finance Limited	United Kingdom	100	100
IEG Guernsey Limited	Guernsey	100	100
International Energy Group Limited	Guernsey	100	100
Channel Islands Gas Group Limited	Guernsey	100	100
Guernsey Gas Limited	Guernsey	100	100
Jersey Gas Company Limited	Jersey	100	100
Kosangas (Guernsey) Limited	Guernsey	100	100
Kosangas (Jersey) Limited	Jersey	100	100
Manx Gas Limited	Isle of Man	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

32. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	Dec 2010%	June 2010%
The Gas Supply Company Limited	Guernsey	100	100
The Gas Transportation Company Limited	Guernsey	100	100
GTC Pipelines Limited	United Kingdom	100	100
GTC Utility Construction Limited	United Kingdom	100	100
Utility Grid Installations Limited	United Kingdom	100	100
GPL Investments Limited	United Kingdom	100	100
The Electricity Network Company Limited	United Kingdom	100	100
Power On Connections Limited	United Kingdom	100	100
Power On Investments Limited	United Kingdom	100	100
Prime Port Holdings Pty Limited(3)	Australia	100	100
Prime Finance UK Limited	United Kingdom	100	100
Prime CSC Holdings Pty Limited(3)	Australia	100	100
CSCC US Holdings LLC(2)	United States of America	100	100
CSCC Holdings LLC(2)	United States of America	100	100
CSCC LLC(2)	United States of America	100	100
CSC Operations LLC(2)	United States of America	100	100
Cross-Sound Cable Company LLC(2)	United States of America	100	100
Cross-Sound Cable Company (New York) LLC(2)	United States of America	100	100
CSCC TBC Holdings LLC(2)	United States of America	100	100
CSCC TBC LLC(2)	United States of America	100	100
TBC Operations LLC(2)	United States of America	100	100
Prime Rail Holdings Pty Limited(3)	Australia	100	100
Babcock & Brown WA Rail Trust(3)	Australia	100	100
Prime WA Rail TC Pty Limited(3)	Australia	100	100
Prime MI TC Pty Limited(3)	Australia	100	100
MI Trust(3)	Australia	100	100
WestNet WA Rail Pty Limited(3)	Australia	100	100
WestNet Rail Holdings No.1 Pty Limited(3)	Australia	100	100
WestNet Rail Holdings No.2 Pty Limited(3)	Australia	100	100
WestNet Rail Employment Pty Limited(3)	Australia	100	100
WestNet Rail Pty Limited(3)	Australia	100	100
WestNet Rail NarrowGauge Pty Limited(3)	Australia	100	100
WestNet Rail StandardGauge Pty Limited(3)	Australia	100	100
Prime US Holdings Pty Limited(3)	Australia	100	100
Prime GP (Aust) Holdings I Pty Limited(3)	Australia	100	100
Prime GP (Aust) Holdings II Pty Limited(3)	Australia	100	100
Prime GP (Aust) Pty Limited(3)	Australia	100	100
Prime US Investments Pty Limited(3)	Australia	100	100
ACN 134 741 567 Pty Limited(3)	Australia	100	100
Prime Europe Holdings Pty Limited(3)	Australia	100	100
Prime Infrastructure Europe Holdings (Malta I) Limited	Malta	100	100
Prime Infrastructure Europe Holdings (Malta II) Limited	Malta	100	100
Prime AET&D Holdings No.1 Pty Limited	Australia	100	100
Prime AET&D Holdings No.2 Pty Limited	Australia	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

32. SUBSIDIARIES (CONTINUED)

		Ownership interest
Name of entity	Country of incorporation	Dec 2010%	June 2010%
Prime AET&D Holdings No.3 Pty Limited	Australia	100	100
Prime AET&D Holdings No.4 Pty Limited	Australia	100	100
Prime WestNet Holdings Pty Limited(2)	Australia	100	100
WestNet WA Infrastructure Holdings Pty Limited (formerly WestNet WA Infrastructure Holdings Limited)(2)	Australia	100	100
WestNet Infrastructure Group Pty Limited (formerly WestNet Infrastructure Group Limited)(2)	Australia	100	100
Tasmanian Gas Pipeline Pty Limited(2)	Australia	100	100
WestNet Energy Pty Limited(2)	Australia	100	100
WNG Finance Pty Limited(2)	Australia	100	100
Alinta DBNGP Pty Limited(2)	Australia	100	100
WA Network Holdings Pty Limited(2)	Australia	74.1	74.1
WA Gas Networks Pty Limited(2)	Australia	74.1	74.1
ANetworks Pty Limited(2)	Australia	100	100
WestNet Energy Services Pty Limited(2)	Australia	100	100
WestNet Energy AET&D Holdings No.1 Pty Limited(2)	Australia	100	100
WestNet Energy AET&D Holdings No.2 Pty Limited(2)	Australia	100	100
Brookfield Infrastructure Showgrounds Holdings Pty Limited(3),(5)	Australia	100	—
Brookfield Infrastructure Showgrounds Investments Pty Limited(3),(5)	Australia	100	—
Brookfield Infrastructure Showgrounds Pty Limited(3),(5)	Australia	100	—
Brookfield Infrastructure Long Bay Holdings Pty Limited(3),(5)	Australia	100	—
Brookfield Infrastructure Long Bay Investments Pty Limited(3),(5)	Australia	100	—
Brookfield Infrastructure Long Bay Pty Limited(3),(5)	Australia	100	—

(1)          This entity was established during the current financial period.

(2)          As part of the recapitalisation of Prime Infrastructure that was completed on 20 November 2009, the AET&D group and Cross Sound Cable were classified as held for sale.

(3)          These companies are members of the Prime Infrastructure Holdings Limited tax-consolidated group.  Prime Infrastructure Holdings Limited is the head entity in the tax-consolidated group.

(4)          As part of the recapitalisation of Prime Infrastructure that was completed on 20 November 2009, Prime Infrastructure no longer controls DBCT and accounts for its 50.1% economic interest as an equity accounted investment.

(5)          These entities were acquired on 16 December 2010 from a related entity.   Refer note 35 for further information.

(6)          This trust was dissolved during the current financial period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

33. DISCONTINUED OPERATIONS

HELD FOR SALE ASSETS: AUSTRALIAN ENERGY TRANSMISSION & DISTRIBUTION GROUP AND CROSS SOUND CABLE

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Prime Infrastructure announced that it would classify its interests in AET&D and Cross Sound Cable as held for sale.  Prime Infrastructure and Brookfield Asset Management are using reasonable endeavours to affect a sale of the assets as soon as practicable.  Prime Infrastructure has issued an option to the former BEPPA holders to receive any proceeds in relation to the disposal of the AET&D assets, whilst a twelve month option (with an option in favour of Brookfield for a further two periods of twelve months of which the first extension option has been exercised) has been issued to Brookfield to acquire Cross Sound Cable.

Prime Infrastructure has written down its investment in AET&D to nil value and this has resulted in an impairment of $40.3 million (30 June 2010: $662.6 million) being recognised in the current financial period.  This has been disclosed within discontinued operations.

COMPARATIVE PERIODS:

In the prior comparative period the following investments were also included within discontinued operations:

EUROPORTS GROUP

On 28 July 2009, Prime Infrastructure announced that it had agreed revised terms to the Share Subscription Agreement pursuant to which a consortium of investors consisting of Antin Infrastructure Partners (Antin IP) and Arcus European Infrastructure Fund I (Arcus) agreed to invest in Euroports Holdings S.á.r.l (Euroports).

The agreed price under the Amended Share Subscription Agreement for the 40% interest was €141.5 million ($243.3 million). The agreed price included equity contribution, interest-bearing loans and non-share equity interests (debt). Furthermore, included within the 33.89% interest acquired to date is a convertible bond held by Antin IP (€8.05m), which if converted, would result in additional equity of 5.97% being issued.  The bond was subsequently converted in the current financial period.

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

The net proceeds received from the share subscription agreement were used to repay $60.2 million of financial liabilities (€35.0m). A loss of $82.6 million was recognised on this disposal.   An impairment of $111.1 million was recognised in the year ended 30 June 2010 on the anticipated outcome in respect of the Share Equalisation Adjustment mechanism.

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

PD PORTS

As part of the recapitalisation of Prime Infrastructure which was completed on 20 November 2009, Brookfield acquired 100% of Prime Infrastructure’s interests in PD Ports for nominal proceeds. As part of this transaction, Brookfield repaid the £100.0 million ($181.0 million) in term and acquisition facilities within PD Ports and the termination costs of associated swaps. This transaction resulted in Prime Infrastructure recognising a loss of $247.2 million in the financial year ended 30 June 2010 which is included within discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

33. DISCONTINUED OPERATIONS (CONTINUED)

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Profit from discontinued operations:
Revenue	109,240	544,927
Other income	17,146	15,651
Total income	126,386	560,578
Share of profits from associates and jointly controlled entities accounted for using the equity method	10,878	10,388
Employee benefit expense	(18,693)	(79,444)
Transmission and direct costs	(5,887)	(152,292)
Depreciation, amortisation and impairment expense	(40,285)	(713,297)
Finance costs	(57,129)	(168,950)
Net hedge gain/(loss)	9,411	(58,238)
Operating and management charges	(23,650)	(64,743)
Other expenses	(13)	(235)
Total expense	(125,368)	(1,226,811)
Profit/(loss) before income tax expense	1,018	(666,233)
Attributable income tax expense (note 7)	(7,325)	(5,446)
Loss after income tax	(6,307)	(671,679)
Loss on disposal of business/discontinued operations (note 37(b))	—	(329,831)
Profit on disposal of business (note 37(b))	—	20,618
Loss from discontinued operations	(6,307)	(980,892)
Cash flows from discontinued operations:
Net cash flows from operating activities	27,441	81,785
Net cash flows from investing activities	(18,537)	(203,612)
Net cash flows from financing activities	79	23,941
Net cash flows	8,983	(97,886)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

33. DISCONTINUED OPERATIONS (CONTINUED)

The major classes of assets and liabilities comprising the businesses classified as held for sale are AET&D and Cross Sound Cable  are as follows:

	Consolidated
	Dec 2010 $’000	June 2010 $’000
CURRENT ASSETS
Cash and cash equivalents (note 37(a))	64,191	96,100
Trade and other receivables	32,324	38,663
Other financial assets	3,251	4,960
Inventories	1,059	1,040
Current tax receivables	6,378	12,061
Other current assets	5,303	5,867
Total	112,506	158,691
NON-CURRENT ASSETS
Debt service reserve deposit	315	1,028
Investments accounted for using the equity method (note 13)	279,527	260,000
Property, plant and equipment (note 14)	1,267,981	1,314,181
Other intangible assets (note 17)	110,569	119,009
Deferred tax assets	33,209	39,001
Other non-current assets	21,805	21,208
Total	1,713,406	1,754,427
Total assets classified as held for sale	1,825,912	1,913,118
CURRENT LIABILITIES
Trade and other payables	(25,617)	(70,788)
Borrowings	(1,091,933)	(745,656)
Other financial liabilities	(35,582)	(55,698)
Provisions	(11,851)	(14,860)
Other current liabilities	(2,966)	(928)
Total	(1,167,949)	(887,930)
NON-CURRENT LIABILITIES
Trade and other payables	(2,506)	(2,813)
Borrowings	(327,975)	(703,879)
Other financial liabilities	(14,661)	(22,751)
Deferred tax liability	(281,232)	(280,958)
Provisions	(50,810)	(52,410)
Other non-current liabilities	(7,279)	(7,389)
Total	(684,463)	(1,070,200)
Total liabilities associated with assets held for sale	(1,852,412)	(1,958,130)
Net liabilities classified as held for sale	(26,500)	(45,012)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

34. KEY MANAGEMENT PERSONNEL REMUNERATION

(a) KEY MANAGEMENT PERSONNEL (KMP) REMUNERATION (EXCLUDING DIRECTORS)

The aggregate compensation of the KMP (excluding Directors) of the Group is set out below:

	Consolidated
	Dec 2010 (6 months) $	June 2010 (12 months) $
Short-term employment benefits	2,207,000	5,987,349
Post-employment benefits	37,988	72,305
Share-based payments	372,855	474,733
	2,617,843	6,534,387

Certain KMP (excluding Independent Directors) were not paid directly by the Group during the previous financial year. These KMP were remunerated by the Babcock & Brown Infrastructure Management Pty Limited (the Manager) up to 31 October 2009. Upon separation from Babcock & Brown, all KMP were employed directly by Prime Infrastructure.

(b) REMUNERATION OF DIRECTORS

The aggregate compensation to the Directors of the Group is set out below:

	Consolidated
	Dec 2010 (6 months) $	June 2010 (12 months) $
Short-term employment benefits	267,586	532,113
Post-employment benefits	10,692	44,021
Share-based payments	—	—
	278,278	576,134

(c) REMUNERATION OF KMP AND DIRECTORS

The aggregate compensation to the KMP and Directors of the Group is set out below:

	Consolidated
	Dec 2010 (6 months) $	June 2010 (12 months) $
Short-term employment benefits	2,474,586	6,519,462
Post-employment benefits	48,680	116,326
Share-based payments	372,855	474,733
	2,896,121	7,110,521

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

35. RELATED PARTY DISCLOSURES

(a)  EQUITY INTERESTS IN RELATED PARTIES

Equity interests in subsidiaries

Details of the percentage of ordinary shares held in subsidiaries are disclosed in note 32 to the Financial Statements.

Equity interests in associates and joint ventures

In the current financial period Prime Infrastructure acquired 100% of the equity in Brookfield Infrastructure Long Bay Holdings Pty Limited which in turn has a 50% equity interest in the Long Bay Public Private Partnership and 100% of the equity in Brookfield Infrastructure Showgrounds Holdings Pty Limited which has a 50% equity interest in the Melbourne Showgrounds Public Private Partnership.  In the prior financial year, Prime Infrastructure sold 33.89% of its investment in Euroports (and a further 6.11% in the current financial period) and entered into arrangements regarding a 49.9% economic interest in Dalrymple Bay Coal Terminal. Further information in relation to equity interests in associates and joint ventures is disclosed in note 13 to the Financial Statements.

(b) TRANSACTIONS WITH OTHER RELATED PARTIES

Other related parties include:

•             the parent entity

•             entities with significant influence over Prime Infrastructure

•             associates

•             joint ventures in which the entity is a venturer

•             subsidiaries

•             other related parties.

Amounts receivable from and payable to related parties are disclosed in notes 8, 9, and 18 to the Financial Statements. All loans advanced to and payable to related parties are unsecured. Interest is charged on certain loans at a variable rate based on the BBSW plus a margin. During the current year, Prime Infrastructure Holdings Limited (the Company) received interest of $66,815,647 (June 2010: $132,588,611) from its intercompany loans with its wholly owned subsidiaries.

An impairment charge on loans to an associate of $21,507,251 million has been recognised in the current financial period (June 2010: $95,657,953).

Transactions and balances between the Company and its subsidiaries were eliminated in full in the preparation of consolidated Financial Statements of the Group.

Transactions involving the parent entity:

As at 31 December 2010, Prime Infrastructure Holdings Limited has recognised a net payable of $201,544,011 (June 2010: $179,395,689) from the members of the tax-consolidated group for the transfer of current and prior year tax losses.

Transactions involving other related parties:

In the prior financial year, Prime Infrastructure cancelled the management agreement with its former external manager, Babcock & Brown Infrastructure Management Pty Limited (a subsidiary of Babcock & Brown). As a result, Babcock & Brown Limited and its subsidiaries were no longer considered to be a related party from 20 November 2009.

As part of the separation from Babcock & Brown, Prime Infrastructure Trust paid a fee of $5.28 million for a subsidiary of Babcock & Brown to remain as the Trustee of the Trust for a period of up to 31 August 2012. This arrangement was subsequently cancelled on 19 November 2010.

During the prior year, the following amounts were paid/payable to Babcock & Brown Limited (or a related entity of Babcock & Brown). All amounts were based on commercial terms.

	Dec 2010 (6 months) $	June 2010 (12 months) $
Paid/payable by the Prime Infrastructure Group:
Base fee including present value of fee for providing services to the Responsible Entity to Prime Infrastructure Trust	—	5,777,340
Management service fee	—	4,146,215
Reimbursement of operating costs	—	3,879,828
Purchase of assets	—	92,500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

35. RELATED PARTY DISCLOSURES (CONTINUED)

(b) TRANSACTIONS WITH OTHER RELATED PARTIES (CONTINUED)

Transactions involving other related parties (continued):

During the period, the following transactions were made with associates. All amounts were based on commercial terms.

	Dec 2010 $	June 2010 $
Received/receivable from associates:
Interest received from associates(1)	46,477,579	90,125,600
Unwinding of unrealised discount on loans to associates	335,357	657,055
Dividends received from associates	2,912,106	26,482,612
Return of capital from associates(2)	—	10,703,440
Revenue recognised in relation to contractual capital projects	7,669,618	31,207,589
Service fees charged to associate entities(3)	810,924	1,568,011
Fees received for services provided to subsidiary of associate	—	40,193
Paid/payable to associates:
Interest paid to associates	532,806	—
Received/receivable from Brookfield related entities:
Reimbursement of costs in relation to Scheme implementation	8,100,000	—
Fees received in relation to employee secondment	154,828	123,862
Paid/payable to Brookfield related entities:
Transaction facilitation fee(4)	—	18,500,000
Commitment fees (6)	620,316	—
Asset management service fees paid (5)	3,957,868	4,248,948
Director fees paid to Brookfield	209,750	257,526
Computer support fees	33,006	—
Reimbursement of operating costs	63,284	1,575

(1)          Interest received from associates represents interest Prime Infrastructure received on its loans to DBCT Management, Myria Holdings Inc, Euroports S.á.r.l and Powerco New Zealand Holdings Limited.

(2)          During the prior year, Prime Infrastructure received funds from Myria Holdings Inc. in the form of a return of capital.

(3)          Prime Infrastructure continues to provide certain management services to Dalrymple Bay Coal Terminal based on an arms length basis.

(4)          In the prior year, Prime Infrastructure agreed to pay Brookfield a transaction facilitation fee inclusive of out of pocket expenses and other costs up to a maximum of $18,500,000 on the successful recapitalisation.

(5)          Brookfield provides certain asset management services to the AET&D businesses and Cross Sound Cable. These services include providing strategic advice, overseeing the sales process, supervising operations, making recommendations regarding financing, prepare operational plans.

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

(6)          During the current period, Prime Infrastructure replaced its Corporate facility with external lenders with a similar facility with an affiliate of Brookfield Infrastructure Partners — a related entity.  The new facility was on the same terms and conditions as that with the external lenders.  A commitment fee of 0.875% is payable on any undrawn amounts.

In the current financial period Prime Infrastructure acquired a 50% equity interest in the Long Bay Public Private Partnership and 50% in the Melbourne Showgrounds Public Private Partnership.  These investments were acquired from BIP Bermuda Holdings IV Limited, the immediate parent entity of Prime Infrastructure.  The acquisition price of $8,964,615 was paid in Prime Infrastructure Stapled Securities.

(c) PARENT ENTITY

The parent entity in the Group is Prime Infrastructure Holdings Limited.  The immediate parent entity is BIP Bermuda Holdings IV Limited and the ultimate parent is Brookfield Infrastructure Partners L.P (NYSE: BIP, TSX: BIP.UN) which is listed on the New York and Toronto Stock Exchanges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

36. SUBSEQUENT EVENTS

Refinance of DBCT borrowings:

On 17 February 2011, DBCT Finance Pty Limited, in which Prime Infrastructure group has a 50.1% economic interest, priced US$600.0 million of Guaranteed Senior Secured Notes in the form of a Private Placement (USPP) pursuant to Section 4(2) of the U.S. Securities Act of 1933.  The Notes will be issued in two US$300.0 million tranches.  The first is a 12 year tranche with $298.9 million received on 15 March 2011 and with a bullet maturity on 15 March 2023.  The second is a 9 year tranche with $299.0 million which will be received on 28 April 2011 and with a bullet maturity on 28 April 2020.

The proceeds from this USPP issue will be used to repay $287.0 million of current borrowings, pay costs and expenses of the issue, top up the Debt Service Reserve, and repay the $295.0 million of borrowings due to mature in December 2011.

Cross currency swaps have been executed with clean swap lines obtained for both the 9 and 12 year tranches.  Fixed to floating swaps have also been executed to ensure DBCT Finance Pty Limited’s current hedging strategy of aligning its debt to the regulatory period is maintained, thereby utilising the natural hedge afforded by the regulatory regime.

On 20 January 2011, DBCT Finance Pty Limited executed documentation for an $80.0 million three year NECap bank facility.  On 24 January 2011, an amount of $21.0 million was drawn on this facility with the proceeds used to repay in full the drawn down balance of the existing $40.0 million NECap bank facility (drawn to $21.0 million at 31 December 2010).  The $40 million NECap bank facility was subsequently cancelled.

Transfer of Senior Notes receivable from Myria Holdings Inc.:

On 16 February 2011, Prime NGPL Trust, a wholly-owned subsidiary within the Prime Infrastructure group, transferred its Senior Notes receivable from Myria Holdings Inc. ultimately through to Brookfield Infrastructure L.P (BILP).  The consideration for the Senior Notes from Myria Holdings Inc. was the receipt of a Subordinated Promissory Note granted by BILP under which BILP undertakes to pay the bearer the aggregate amount of US$451.6 million.

As part of this transaction the Trusts ultimately paid a distribution out of retained earnings of $15.7 million and a return of capital of $415.9 million to BIP Bermuda Holdings IV Limited.

37. NOTES TO THE STATEMENT OF CASH FLOWS

(a) RECONCILIATION OF CASH AND CASH EQUIVALENTS

For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial period as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	Dec 2010 $’000	June 2010 $’000
Cash and cash equivalents	42,596	430,752
Cash included as held for sale (note 33)	64,191	96,100
	106,787	526,852

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

37. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) BUSINESSES DISPOSED

	Consolidated
	Dec 2010 $’000	June 2010 $’000
CONSIDERATION
Cash and cash equivalents	—	295,400
	—	295,400
Net assets disposed	—	(729,096)
Transfer of reserves	—	79,319
Minority interests	—	45,164
Loss on disposal (note 33)	—	(309,213)
Net Cash inflow on disposal of subsidiary:
Consideration received in cash and cash equivalents	—	295,400
Less cash and cash equivalents disposed of	—	(166,029)
	—	129,371

(c) NON-CASH FINANCING AND INVESTING ACTIVITIES

In the current financial period Prime Infrastructure acquired a 50% equity interest in the Long Bay Public Private Partnership and 50% in the Melbourne Showgrounds Public Private Partnership.  These investments were acquired from BIP Bermuda Holdings IV Limited, the immediate parent entity of Prime Infrastructure.  The acquisition price of $8,964,615 was paid in Prime Infrastructure Stapled Securities.

During the prior financial year 778,656,840 BEPPA with a face value of $1.00 each were converted into 841,790,304 Prime Infrastructure Stapled Securities. In addition, 36,660 SPARCS with a face value of NZ$1.00 each were converted into 789 Prime Infrastructure Stapled Securities.

(d) FINANCING FACILITIES

	Dec 2010 $’000	June 2010 $’000
FINANCING FACILITIES AVAILABLE TO THE GROUP
Bank loans and commercial paper/standby facility:
- amount used	971,983	1,304,293
- amount unused	448,405	395,957
	1,420,388	1,700,250

The financing facilities available to the Group disclosed above only relate to the consolidated and continuing entities of the Group.

(e) CASH BALANCES NOT AVAILABLE FOR USE

As disclosed in note 12 to the Financial Statements, the restricted cash can only be used as a reserve for servicing the debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Statement of Cash Flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

37. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(f) RECONCILIATION OF LOSS FOR THE PERIOD TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Consolidated
	Dec 2010 (6 months) $’000	June 2010 (12 months) $’000
Loss for the period	(79,470)	(948,597)
Loss on sale or disposal of non-current assets	55	1,962
(Gain)/loss on disposal of businesses/investments	(11,483)	309,214
Movement in fair value through profit or loss on derivatives	25,255	(19,303)
Share of jointly controlled venture entities’ loss after tax	2,451	174,667
Depreciation, amortisation and impairment of non-current assets	106,401	936,846
Amortisation of capitalised borrowing costs	12,391	17,639
Foreign exchange loss	95,497	67,750
Unwinding of unrealised discount on intercompany payables	(355)	(123)
Gain on conversion of BEPPA to Prime Infrastructure Staples Securities	—	(392,519)
Other adjustments	(5,334)	(51,619)
Movement in tax balances	(28,050)	2,723
CHANGES IN NET ASSETS AND LIABILITIES, NET OF EFFECTS FROM ACQUISITION AND DISPOSAL OF BUSINESSES
(Increase)/decrease in assets:
Current receivables	(2,325)	(20,854)
Current inventories	698	1,708
Other	(8,884)	(1,012)
Increase/(decrease) in liabilities:
Current payables	(21,803)	(34,132)
Current provisions	(5,222)	(1,198)
Other liabilities and deferred income	14,870	(83,658)
Net cash provided by/(used in) operating activities	94,692	(40,506)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS

(a) FINANCIAL RISK MANAGEMENT

The operations of Prime Infrastructure expose it to a number of financial risks, including:

•             capital risk

•             liquidity risk

•             interest rate risk

•             foreign currency risk; and

•             credit risk.

The Board of Prime Infrastructure recognise that risk management is an integral part of good management practice. Risk management is integrated into Prime Infrastructure’s philosophy, practices, business plans and forecasts with a culture of compliance being promoted within the Group.

As a result of the merger between Prime Infrastructure and Brookfield Infrastructure that was completed on 8 December 2010, the internal treasury functions of the two entities have been combined.  This has led to increased experience, knowledge and capability within the Group.   The treasury functions also provide services and advice to the corporate head office and also to Prime Infrastructure’s subsidiaries across a broad range of treasury activities that assist with the management of the financial risks relating to the operations of the Group.

The treasury function is governed by a Treasury Policy as approved by the Board. The Treasury Management Committee is a committee appointed by the Board made up of key members of Prime Infrastructure and Brookfield Infrastructure’s management team who perform a monitoring, review and approval role, and report to the Board on a regular basis.

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

(b) CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from June 2010.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 19, offset by cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital and accumulated losses as disclosed in notes 25 and 27 respectively.

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

Subsequent to the recapitalisation transaction undertaken in 2009, the Group has recommenced paying distributions. Refer to note 28 for further information.

Loan covenants

As disclosed within borrowings (note 19), Prime Infrastructure has various loan facilities in place. Most of these facilities have applicable loan covenants attached to these. These are generally in the form of interest cover ratios and gearing ratios.

Prime Infrastructure does not have any market capitalisation covenants attached to any of its borrowings.

During the period ended 31 December 2010 and the year ended 30 June 2010; there were no breaches of any loan covenants within the Group.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

(c) LIQUIDITY RISK MANAGEMENT (CONTINUED)

Prime Infrastructure manages liquidity risk by maintaining adequate cash reserves and committed credit lines in addition to continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Refer to note 37(d) for undrawn facilities that are available to the group as at the reporting date to further reduce liquidity risk.

Liquidity and interest risk tables

The following table details the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Consolidated — Dec 2010	Weighted average effective interest rate %	Less than 6 months $’000	6-12 months $’000	1-2 years $’000	2-5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount liabilities $’000
Non-derivative financial liabilities:
Trade and other payables	—	125,611	—	2,628	12,248	—	140,487	140,487
Interest-bearing liabilities	5.04	14,432	7,503	435,800	482,335	52,016	992,086	971,983
Other financial liabilities	10.10	47	1,403	—	—	—	1,450	1,380
		140,090	8,906	438,428	494,583	52,016	1,134,023	1,113,850
Derivative (assets)/liabilities:
Net settled interest rate swaps	—	10,052	9,353	14,719	42,494	4,944	81,562	78,235
Net settled foreign currency exchange forward contracts	—	(23)	—	—	—	—	(23)	(23)
		10,029	9,353	14,719	42,494	4,944	81,539	78,212

Consolidated — June 2010	Weighted average effective interest rate %	Less than 6 months $’000	6-12 months $’000	1-2 years $’000	2-5 years $’000	5+ years $’000	Total contractual cash flows $’000	Carrying amount liabilities $’000
Non-derivative financial liabilities:
Trade and other payables	—	160,095	—	—	16,223	—	176,318	176,318
Interest-bearing liabilities	4.32	25,884	643,956	24,258	165,626	408,054	1,267,778	1,209,451
Other financial liabilities	10.00	100,398	—	—	—	—	100,398	96,689
		286,377	643,956	24,258	181,849	408,054	1,544,494	1,482,458
Derivative (assets)/liabilities:
Net settled interest rate swaps	—	10,290	10,090	17,547	29,630	11,753	79,310	107,165
Net settled foreign currency exchange forward contracts	—	1,425	664	(1,315)	374	—	1,148	(2,816)
		11,715	10,754	16,232	30,004	11,753	80,458	104,349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

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

Interest rate sensitivity analysis

The sensitivity analysis below have been determined based on the exposure to interest rates for both derivative and non-derivative instruments at the reporting date and the stipulated change taking place at the beginning of the financial period and held constant throughout the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to KMP and represents management’s assessment of the potential change in interest rates. A parallel shift in the yield curves by 50 basis points higher or lower at reporting date would have the following impact assuming all other variables were held constant:

	Dec 2010		June 2010
Consolidated	50 bp increase $’000	50 bp decrease $’000	50 bp increase $’000	50 bp decrease(1) $’000
Net profit/(loss)	—	—	—	—
Other equity	(27,380)	(69,716)	21,159	(22,919)

(1)          In the prior financial period, US Dollar, Euro and Great British pound are based on a 25 point basis downward shift to ensure the rates do not go below zero.

Interest rate swap contracts

Under interest rate swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the applicable benchmark curve at reporting date, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the financial period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts of the Group outstanding as at reporting date:

	Average contracted fixed interest rate		Notional principal amount		Fair value
Outstanding floating for fixed contracts	Dec 2010%	June 2010%	Dec 2010 $’000	June 2010 $’000	Dec 2010 $’000	June 2010 $’000
Less than 1 year	—	6.61	—	100,000	—	(29)
1 to 2 years	5.12	—	20,000	—	60	—
2 to 5 years	5.67	6.23	380,000	150,000	(1,416)	(5,284)
5 years plus	5.46	5.40	428,967	402,726	(46,806)	(67,175)
			828,967	652,726	(48,162)	(72,488)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

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

	Average contracted inflation rate indexation		Notional principal amount		Fair value
Inflation swap contracts	Dec 2010%	June 2010%	Dec 2010 $’000	June 2010 $’000	Dec 2010 $’000	June 2010 $’000
Less than 1 year	—	—	—	—	—	—
1 to 2 years	—	—	—	—	—	—
2 to 5 years	3.32	3.32	110,478	128,397	(30,072)	(34,695)
5 years plus	—	—	—	—	—	—
			110,478	128,297	(30,072)	(34,695)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

The tables below set out the Group’s currency exposure at 31 December 2010 and 30 June 2010:

Consolidated — December 2010	Australian dollar A$’000	British pound A’$000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Total A$’000
Current financial assets:
Cash and cash equivalents	28,686	10,032	83	91	3,704	42,596
Trade and other receivables	23,047	17,796	540	7,796	5,533	54,712
Other financial assets	34,829	23	—	—	—	34,852
	86,562	27,851	623	7,887	9,237	132,160
Non-current financial assets:
Debt service reserve deposit	7,346	19,015	—	—	—	26,361
Trade and other receivables	—	4,017	—	—	—	4,017
Other financial assets	79,699	—	46,930	197,856	432,305	756,790
	87,045	23,032	46,930	197,856	432,305	787,168
Current financial liabilities:
Trade and other payables	70,519	51,509	2,382	1,201	—	125,611
Borrowings	—	11,884	—	—	—	11,884
Other financial liabilities	1,380	—	—	—	—	1,380
	71,899	63,393	2,382	1,201	—	138,875
Non-current financial liabilities:
Trade and other payables	—	—	14,876	—	—	14,876
Borrowings	443,588	387,785	—	109,249	—	940,622
Other financial liabilities	5,228	76,421	—	—	—	81,649
	448,816	464,206	14,876	109,249	—	1,037,147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

Consolidated — June 2010	Australian dollar A$’000	British pound A’$000	Euro A$’000	NZ dollar A$’000	US dollar A$’000	Total A$’000
Current financial assets:
Cash and cash equivalents	403,332	27,369	2	22	27	430,752
Trade and other receivables	36,807	19,168	—	4,052	22,103	82,130
Other financial assets	67,030	—	—	—	—	67,030
	507,169	46,537	2	4,074	22,130	579,912
Non-current financial assets:
Debt service reserve deposit	7,199	22,654	—	—	—	29,853
Trade and other receivables	—	4,917	—	—	—	4,917
Other financial assets	76,084	—	105,457	200,750	516,250	898,541
	83,283	27,571	105,457	200,750	516,250	933,311
Current financial liabilities:
Trade and other payables	100,114	57,873	—	2,108	—	160,095
Borrowings	617,647	7,314	—	96,689	—	721,650
Other financial liabilities	4,859	—	—	—	—	4,859
	722,620	65,187	—	98,797	—	886,604
Non-current financial liabilities:
Trade and other payables	16,223	—	—	—	—	16,223
Borrowings	—	451,255	—	116,200	—	567,455
Other financial liabilities	14,972	96,192	40,837	—	—	152,001
	31,195	547,447	40,837	116,200	—	735,679

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

	Impact on income statement +/- 10%		Impact on equity +/- 10%
Consolidated — Dec 2010	+ 10% $’000	- 10% $’000	+ 10% $’000	- 10% $’000
AUD/GBP	—	—	(2,207)	2,698
AUD/EUR	(4,266)	5,214	(2,937)	3,590
AUD/USD	(39,300)	48,034	(23,179)	28,330
AUD/NZD	(17,987)	21,984	(2,604)	3,183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

(e) FOREIGN CURRENCY RISK MANAGEMENT (CONTINUED)

	Impact on income statement +/- 10%		Impact on equity +/- 10%
Consolidated — June 2010	+ 10% $’000	- 10% $’000	+ 10% $’000	- 10% $’000
AUD/GBP	1,025	(1,261)	(2,025)	2,474
AUD/EUR	(5,875)	7,180	(2,804)	3,427
AUD/USD	(33,844)	41,148	(20,514)	25,073
AUD/NZD	(17,722)	21,659	(2,787)	3,406

Foreign forward exchange contracts

The following table details the forward foreign currency contracts outstanding at the end of the reporting period.

	Average exchange rate		Foreign currency		Contract value		Fair value
	Dec 2010	June 2010	Dec 2010 FC’000	June 2010 FC’000	Dec 2010 $’000	June 2010 $’000	Dec 2010 $’000	June 2010 $’000
SELL NZ DOLLARS
Less than 3 months	—	$1.2911	—	2,800	—	2,169	—	116
3 to 6 months	—	$1.2589	—	2,000	—	1,589	—	(44)
6 to 12 months	—	$1.2576	—	5,000	—	3,976	—	(116)
SELL GB POUNDS
3 to 6 months	—	£0.4244	—	3,500	—	8,247	—	1,919
6 to 12 months	—	£0.4206	—	2,500	—	5,944	—	1,296
SELL US DOLLARS
Less than 3 months	—	$0.8494	—	7,920	—	9,324	—	(85)
3 to 6 months	—	$0.8412	—	7,920	—	9,416	—	(92)
6 to 12 months	—	$0.8252	—	22,500	—	27,265	—	(158)
1 year to 2 years	—	$0.8082	—	37,790	—	46,759	—	(682)
2 years to 3 years	—	$0.7558	—	31,232	—	41,322	—	662
BUY GB POUNDS
Less than 3 months	$0.9825	—	5,624	—	5,527	—	13	—
3 to 6 months	$0.9825	—	1,055	—	1,037	—	10	—
							23	2,816

The table above provides summary quantitative data about exposure to foreign exchange risks at the end of the reporting period that Prime Infrastructure provides internally to KMP.

The Group does not adopt hedge accounting in relation to foreign currency derivatives, and accordingly, the adjustments to the fair value are recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

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

	Consolidated
	Dec 2010		June 2010
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000
Financial liabilities
PINNZ SPARCS	—	—	94,842	94,765
PINNZ secured bonds	111,685	111,127	119,516	114,066

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the financial period ended 31 December 2010

38. FINANCIAL INSTRUMENTS (CONTINUED)

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

•            Level 3: inputs for the assets or liability that are not based on observable market data (unobservable inputs).

Consolidated — Dec 2010	Level 1 $’000	Level 2 $’000	Level 3 $’000	Total $’000
Derivative financial assets	—	3,437	—	3,437
Derivative financial liabilities	—	(81,649)	—	(81,649)

Consolidated — June 2010	Level 1 $,000	Level 2 $’000	Level 3 $’000	Total $’000
Derivative financial assets	—	6,794	—	6,794
Derivative financial liabilities	—	(111,143)	—	(111,143)

There were no transfers between levels during the period ended 31 December 2010 and year ended 30 June 2010.

39. ADDITIONAL COMPANY INFORMATION

Prime Infrastructure is a Stapled Security entity. The Company and the Trusts were incorporated in Australia and are operating in Australia, New Zealand, Europe and the United States of America.

Registered office	Principal place of business

Level 22 135 King Street Sydney, New South Wales 2000 Telephone: (02) 9692 2800	Level 22 135 King Street Sydney, New South Wales 2000 Telephone: (02) 9692 2800

The entity’s principal activities are the acquisition, management and operation of essential infrastructure services in two distinct asset classes: Fee for Service and Utilities with geographic coverage on a global basis within OECD countries.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Prime Infrastructure Holdings Limited, Sydney, Australia

We have audited the accompanying consolidated statements of financial position of Prime Infrastructure Holdings Limited (the “Company”) as of December 31, 2010, June 30, 2010 and June 30, 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the six month period ended December 31, 2010 and the years ended June 30, 2010 and June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010, June 30, 2010 and June 30, 2009, and the results of its operations and their cash flows for the six month period ended December 31, 2010 and the years ended June 30, 2010 and June 30, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE TOUCHE TOHMATSU

DELOITTE TOUCHE TOHMATSU

Sydney, Australia

20 April 2011

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
4.9

Second Amended and Restated Credit Agreement, dated June 21, 2010, between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada and The Royal Bank of Scotland plc. as amended by Amendment No. 1. and Amendment No. 2—incorporated by reference to Exhibit 4.9 to our Partnership’s Annual Report on Form 20-F filed April 26, 2011.(1)

4.10

Amendment dated November 16, 2009 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership’s Report of Foreign Private Issuer on Form 6-K filed March 10, 2010.

4.11

Amendment dated February 5, 2010 to the Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 and November 16, 2009 of Brookfield Infrastructure Partners L.P.—incorporated by reference to Exhibit 99.1 to our Partnership’s Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.

4.12

Amendment dated February 5, 2010 to the Second Amended and Restated Limited Partnership Agreement dated as of December 4, 2007, as amended as of June 13, 2008 and November 16, 2009 of Brookfield Infrastructure L.P.—incorporated by reference to Exhibit 99.1 to our Partnership’s Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.

12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.
15.1

Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated and combined financial statements of Brookfield Infrastructure Partners L.P. into the Annual Report on Form 20-F—incorporated by reference to Exhibit 15.1 to our Partnership’s Annual Report on Form 20-F filed April 26, 2011.

15.2

Consent of Deloitte Touche Tohmatsu relating to the incorporation of the consolidated and combined financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F/A.

(1)          Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A on its behalf.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its
general partner, BROOKFIELD INFRASTRUCTURE
PARTNERS LIMITED

	By:	/s/ Lou Maroun
Name: Lou Maroun
Title: Director

Dated: May 11, 2011