Form 20-F/A
period 2010-12-31
Brookfield Infrastructure Partners L.P.
filed 2011-06-10
CIK 1406234

As filed with the Securities and Exchange Commission on June 10, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (this “Form 20-F/A”) is being filed by Brookfield Infrastructure Partners L.P. (the “Registrant”) to amend the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on April 26, 2011, and amended on May 11, 2011 (the “Form 20-F”).  This Form 20-F/A is being filed solely to supplement Item 18 of the Form 20-F with the inclusion of the financial statements of Prime Infrastructure Holdings Limited for the period ended December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010 (the “Prime Financial Statements”).

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are included in this Form 20-F/A:

(1)   Audited Consolidated Financial Statements as of December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010 for Prime Infrastructure Holdings Limited; and

(2)   Audited Consolidated Financial Statements as of and for the years ended June 30, 2010 and 2009 for Prime Infrastructure Holdings Limited.

Prime Infrastructure Holdings Limited

(formerly Babcock & Brown Infrastructure Limited)

ACN 100 364 234

Audited Consolidated Financial Statements as of December 31, 2010 and June 30, 2010 and for the six month period ended December 31, 2010 and the year ended June 30, 2010

Audited Consolidated Financial Statements as of and for the years ended June 30 2010 and 2009

Page number

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

Audited Consolidated Financial Statements as of and for the years ended June 30, 2010 and 2009

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

7. INCOME TAXES (CONTINUED)

	Consolidated
	2010 $’000	2009 $’000
(d) DEFERRED TAX ASSETS (CONTINUED)
Deferred tax assets attributable to tax losses carried forward in the following jurisdictions:
Australia	78,301	83,573
New Zealand	—	37,108
United Kingdom	1,230	3,915
Total deferred tax assets attributable to tax losses	79,531	124,596
Total deferred tax assets attributable to withholding tax	2,570	—
Total deferred tax assets	249,078	735,598
The following movements in the balance of deferred tax assets were included in the calculation of income tax expense:
Opening balance of deferred tax assets	611,002	576,912
Amounts booked to foreign currency translation reserve	—	24,726
Revaluation of hedges	273	21,480
Equity raising costs and other	2,389	2,557
Acquisitions/disposals	(327,055)	(46,107)
Less closing balance of deferred tax assets attributable to temporary differences	(166,977)	(611,002)
Change in deferred tax assets included in tax benefit	(119,632)	(31,434)

(e) DEFERRED TAX LIABILITIES
The balance comprises deferred tax liabilities attributable to the following temporary differences:
Property plant and equipment	31,349	707,065
Intangibles	—	225,730
Payables	20,549	5,019
Pensions	9,275	7,585
Total deferred tax liabilities attributable to temporary differences	61,173	945,399
The following movements in the balance of deferred tax liabilities were included in the calculation of income tax expense:
Opening balance of deferred tax liabilities	945,399	1,404,083
Amounts booked to foreign currency translation reserve	(28,582)	(22,883)
Acquisitions/disposals	(786,580)	(252,894)
Revaluation of hedges	11,617	(52,154)
Other	—	6,494
Less closing balance of deferred tax liabilities	(61,173)	(945,399)
Change in deferred tax liabilities included in tax (expense)/benefit	(80,681)	137,247

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

Dated: June 10, 2011