Form 20-F
period 2011-12-31
Brookfield Infrastructure Partners L.P.
filed 2012-04-27
CIK 1406234

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

73 Front Street

Hamilton, HM 12, Bermuda

+1-441-294-3309

(Address of principal executive offices)

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

132,352,111 Limited Partnership Units as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2011.

Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and the operating entities (as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, and all references to “A$” are to Australian dollars. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, and unless the context suggests otherwise, references to:

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

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“Brookfield Infrastructure” are to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and operating entities;

•	the “current operations” are to the businesses in which we hold an interest as set out in Item 4.B “Business Overview”;

•

the “general partner” are, as the context requires, to the Infrastructure GP LP in its capacity as general partner of the Holding LP, or the Infrastructure General Partner in its capacity as the general partner of the Infrastructure GP LP;

•	“Holding Entities” are to the subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

•	the “Holding LP” are to Brookfield Infrastructure L.P.;

•	the “Infrastructure General Partner” are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure GP LP;

•	the “Infrastructure GP LP” are to Brookfield Infrastructure GP L.P., which serves as the general partner of the Holding LP;

•	“Licensing Agreement” are to the licensing agreement described in Item 7.B “Related Party Transactions—Licensing Agreement”;

•	our “limited partnership agreement” are to the amended and restated limited partnership agreement of our partnership;

•

the “Manager” are to Brookfield Infrastructure Group Corporation, Brookfield Asset Management Barbados Inc., and Brookfield Infrastructure Group L.P. and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	our “Managing General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;

•

“Master Services Agreement” are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, Brookfield Asset Management and the Manager, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;

•	“Merger Transaction” are to our acquisition of the ownership interests in Prime not already held by us, which was completed on December 8, 2010;

•	the “Offering” is to the issuance by public offering of 19,370,025 of our units on October 26, 2011;

•

“operating entities” are to the entities which directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;

•	our “partnership” are to Brookfield Infrastructure Partners L.P.;

•	“Prime” are to Prime Infrastructure, known collectively as Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust, or BBI, prior to its recapitalization on November 20, 2009;

•	“rate base” are to a regulated or notionally stipulated asset base;

•

the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in the Holding LP in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for limited partnership units of our partnership, as more fully set forth in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism”;

•

“Redeemable Partnership Unit” is a unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Units”;

•

“Relationship Agreement” are to the relationship agreement dated as of December 4, 2007 by and among our partnership, the Manager, the Holding LP, the Holding Entities and others, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;

•	“Service Recipients” are to our partnership, the Holding LP and the Holding Entities;

•	“spin-off” are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

•	our “timber operations” are to our interest in Canadian and U.S. freehold timberlands, as described in Item 4.B “Business Overview—Current Operations—Timber—Overview”;

•

our “transport and energy operations” are to our interests in Australian railroad operation, North American gas transmission operation in the U.S., port operations in the UK, port operations in Europe, Chilean toll road operations, European energy distribution operations in the Channel Islands and Isle of Man, and Australian energy distribution operation, as described in Item 4.B “Business Overview—Current Operations—Transport and Energy Operations—Overview”;

•	our “units” are to the limited partnership units in our partnership and references to our “unitholders” are to the holders of our units;

•

our “utilities operations” refer to our interests in Australian regulated terminal operation, South American electricity transmission operation in Chile, North American electricity transmission operation in Canada and U.S., Australian energy distribution operation in New Zealand, and European energy distribution operation in the UK, as described in Item 4.B “Business Overview—Current Operations—Utilities—Overview”; and

•	“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions—Voting Agreements”.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements and information concerning our business and operations. The forward- looking statements and information also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negative of those terms or other comparable terminology.

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

The following factors could cause our actual results to differ materially from our forward looking statements and information:

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

•	our partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay our distributions and meet our financial obligations;

•	future sales and issuances of our units, or the perception of such sales or issuances, could depress the trading price of our units;

•	future acquisitions may significantly increase the scale and scope of our operations;

•

the terms of our senior secured credit facility subject us to financial and operating covenants which restrict our ability to engage in certain types of activities and make distributions in respect of equity;

•	foreign currency risk and risk management activities;

•

our partnership is not regulated as an investment company under the U.S. Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, or the Investment Company Act;

•	we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	effectiveness of our internal controls over financial reporting could have a material effect;

•	general economic conditions and risks relating to the global economy;

•	commodity risks;

•	availability and cost of credit;

•	government policy changes;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labour disruptions and economically unfavorable collective bargaining agreements;

•	exposure to health and safety related accidents;

•	exposure to increased economic regulation;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of regulation upon many of our operating entities;

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	change of control provisions as a result of the Merger Transaction;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on computerized business systems;

•	utility operation customers may default on their obligations;

•	transport and energy operation customers may default on their obligations;

•	timber operations may be affected by economic recessions or downturns;

•	our operations depend on relevant contractual arrangements;

•	reliance on tolling and revenue collection systems;

•	weather conditions, industry practice and regulations associated with forestry may limit or prevent harvesting by our timber operations;

•	Brookfield’s influence over our partnership;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in our Managing General Partner may be transferred to a third party without unitholder consent;

•	Brookfield may increase its ownership of our partnership;

•	Brookfield does not owe our unitholders any fiduciary duties;

•	conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•	our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement;

•	the limited liability of, and our indemnification of, the Manager;

•	our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

•	market price of our units may be volatile;

•	changes in tax law and practice; and

•	other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.

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

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

FFO

To measure performance, among other measures, we focus on funds from operations, or FFO.

We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items. FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards (IFRS), FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures” for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

AFFO

In addition, we use adjusted funds from operations, or AFFO, as a measure of long-term sustainable cash flow.

We define AFFO as funds from operations (FFO) less maintenance capital expenditures. AFFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by International Financial Reporting Standards, or IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures” for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Adjusted EBITDA

In addition, we focus on adjusted EBITDA, which we define as earnings before interest, taxes, depreciation and amortization. Like FFO, adjusted EBITDA is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects” for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Invested Capital

In addition, in calculating certain performance yields we use invested capital.

We define invested capital as partnership capital adding back the following items: maintenance capital expenditures, non-cash statement of operating results items and other comprehensive income. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as an analytical tool. See Item 5 “Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures” for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A SELECTED FINANCIAL DATA

The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

Statements of Operating Results Key Metrics(1)	For the Year Ended December 31,
MILLIONS, UNAUDITED	2011	2010	2009
Revenue	$1,636	$634	$290
Revenues less direct operating costs & general and administrative costs	676	186	74
Earnings from investments in associates	76	52	14
Interest expense—corporate borrowings	11	8	8
Interest expense—non-recourse borrowings	324	136	95
Gain on sale of investment (after-tax)	—	—	68
Fair value gains and other items(2)	—	396	28
Net income attributable to partnership	187	458	53
Per unit net income	1.15	3.91	1.11
Funds from operations (FFO)(3)(4)	392	197	117
Per unit FFO(4)(5)	2.41	1.79	2.45
Per unit distributions	1.32	1.10	1.06

(1)	Brookfield Infrastructure prepared its annual consolidated and combined financial statements in accordance with IFRS as issued by the IASB for the years ended December 31, 2011, 2010 and 2009. Brookfield Infrastructure’s consolidated and combined financial statements were prepared in 2010 in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. Prior to the adoption of IFRS Brookfield Infrastructure prepared its financial statements in accordance with U.S. generally accepted accounting principles. Brookfield Infrastructure’s transition date was January 1, 2009, or the transition date, and Brookfield Infrastructure has prepared its opening IFRS Statements of Financial Position as of that date. Brookfield Infrastructure has not included financial information for the years ended December 31, 2008 and 2007, as such information is not available on a basis consistent with the consolidated and combined financial information for the years ended December 31, 2011, 2010 and 2009 and cannot be provided on an IFRS basis without unreasonable effort or expense.
(2)	See notes 4(a) and 36 for details regarding adjustments to comparative periods.
(3)	FFO is defined as net income excluding the impact of depreciation, amortization, deferred taxes and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Please see Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures” for a discussion of FFO and its limitations as a measure of our operating performance.
(4)	Includes $68 million gain on sale of Transmissoras Brasileiras de Energia, or TBE, in 2009.
(5)	During 2011, on average there were 162.5 million units outstanding (2010: 109.9 million, 2009: 47.7 million).

Statements of Financial Position Key Metrics	As of December 31,
MILLIONS, UNAUDITED	2011	2010	2009
Cash and cash equivalents	$153	$154	$107
Total assets	13,269	13,352	6,052
Partnership capital—attributable to limited partners	4,182	3,348	1,887
Partnership capital—attributable to general partner	24	23	18
Non-controlling interest	1,683	1,552	1,305
Corporate borrowings	—	18	—
Non-recourse borrowings	4,885	4,575	1,926

Effective December 31, 2010, our partnership entered into voting arrangements with various affiliates of Brookfield whereby our partnership effectively gained control of the Holding LP, as well as Brookfield’s holdings in our timber operations, Australian coal terminal and UK port operations, subject to certain limitations. As this reorganization does not represent a business combination under IFRS 3 Business Combinations, the consolidated financial statements of Brookfield Infrastructure as of and for the years ended December 31, 2011 and 2010 are presented to reflect continuation of control. Therefore, the consolidated and combined statements of financial position, and results of operations are presented as if these arrangements had been in place from the time our partnership acquired control (See note 3 to our consolidated and combined financial statements included in this annual report on Form 20-F for a more detailed description).

The following table reconciles FFO, a non-IFRS financial metric, to the most directly comparable IFRS measure, which is net income:

	For the Year Ended December 31,
MILLIONS, EXCEPT PER UNIT AMOUNTS, UNAUDITED	2011	2011 (per unit)	2010	2010 (per unit)	2009	2009 (per unit)
Net income attributable to partnership	$187	$1.15	$430	$3.91	$53	$1.11
Add back or deduct the following:
Depreciation and amortization	203	1.25	132	1.20	26	0.55
Unrealized losses on derivative instruments	26	0.16	18	0.16	15	0.31
Performance fee	—	—	—	—	(5)	(0.10)
Fair value adjustments	(191)	(1.18)	(10)	(0.09)	66	1.38
Revaluation gain	—	—	(396)	(3.60)	(28)	(0.59)
Deferred taxes and other items	167	1.03	23	0.21	(10)	(0.21)

FFO(1)	$392	$2.41	$197	$1.79	$117	$2.45

(1)	Includes $68 million gain on a sale of TBE in 2009.

Brookfield Infrastructure has not included financial information for the years ended December 31, 2008 and 2007, as such information is not available on a basis consistent with the consolidated and combined financial information for the years ended December 31, 2011, 2010 and 2009 and cannot be provided on an IFRS basis without unreasonable effort or expense.

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

Risks Relating to Us and Our Partnership

Brookfield Infrastructure and our operating entities are or may become highly leveraged and such indebtedness may result in Brookfield Infrastructure or our operating entities being subject to certain covenants which restrict our ability to engage in certain types of activities or to make distributions to equity.

The Holding LP and many of our operating entities have entered into credit facilities or have incurred other forms of debt, including for the purposes of acquisitions and investments as well as for general corporate purposes. The total quantum of exposure to debt within Brookfield Infrastructure is significant, and we may become more highly leveraged in the future. Some facilities are fully drawn, while some have amounts of principal which are undrawn.

Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that we are unable to realize fair value for the assets in a sale.

Our credit facilities also contain covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, minimum net worth, or minimum amounts for interest coverage, adjusted EBITDA or cash flow. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition of the payment of distributions to equity.

Our credit facilities or other debt or debt-like instruments may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade may have an adverse impact on the cost of such debt.

Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our partnership is a holding entity and its sole material asset is its limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP’s senior secured credit facility and other indebtedness incurred by the operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.

Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s limited partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due.

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in February 2011 and February 2012 respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our Managing General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions in accordance with our distribution policy, our partnership is not required to pay distributions and neither our partnership nor our Managing General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions that are made in the future.

Future sales or issuances of our units in the public markets, or the perception of such sales or issuances, could depress the trading price of our units.

The sale or issuance of a substantial number of our units or other equity related securities of our partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional units. We cannot predict the effect that future sales or issuances of our units or other equity-related securities would have on the market price of our units.

The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry segments, and our Manager may have difficulty managing these additional operations.

A key part of Brookfield Infrastructure’s strategy involves seeking further acquisition opportunities. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield’s professionals to manage us, including integrating all of the acquired business’s operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.

Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; and risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to

U.S. dollars prior to making distributions, and certain of our operations have revenues denominated in currencies different from our expense structure, thus exposing us to currency risk. Fluctuations in currency exchange rates could reduce the value of cash flows generated by our operating entities or could make it more expensive for our customers to purchase our services and consequently reduce the demand for our services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our business, financial condition and results of operations.

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

Our partnership is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which causes our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of our limited partnership agreement or the termination of our partnership, any of which could materially adversely affect the value of our units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a company for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

Our partnership is an “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws and a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or the NYSE.

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

Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act, as amended and the rules and regulations promulgated thereunder, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States. Our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Relating to Our Operations and the Infrastructure Industry

All of our operating entities are subject to general economic conditions and risks relating to the economy.

Many industries, including the industries in which we operate, are impacted by adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability.

The demand for services provided by our operating entities are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset.

For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities shipped on our rail network; our timber operations are sensitive to macro-economic conditions in North America and Asia and are thus susceptible to economic recessions or downturns and the level of residential construction, repair and remodeling activity in these markets; our UK regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the UK; and the devaluation and volatility of global stock markets could materially impact the valuation of our units. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil were to continue, our operations and the trading price of our units may be further adversely impacted.

Some of our operations depend on continued strong demand for commodities, such as natural gas, minerals or timber, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.

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

If a critical upstream or downstream business ceased to operate, this could materially impact our financial performance or the value of one or more of our operating businesses. In extreme cases, our infrastructure could become redundant, resulting in an inability to recover a return on or of capital and potentially triggering covenants and other terms and conditions under associated debt facilities.

General economic and business conditions that impact the debt or equity markets could impact Brookfield Infrastructure’s ability to access credit markets.

General economic and business conditions that impact the debt or equity markets, such as the 2008/2009 global financial crisis, could impact the availability of credit to, and cost of credit for, Brookfield Infrastructure. Brookfield Infrastructure has revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact Brookfield Infrastructure’s financial condition.

In addition, some of our operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.

Some assets in our portfolio have a requirement for significant capital expenditure, for example, our Australian railroad operations. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If Brookfield Infrastructure is unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then Brookfield Infrastructure may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase the leverage and debt payment obligations of Brookfield Infrastructure, and may negatively impact its business, financial condition and results of operations.

All of our operating entities are subject to government policy changes.

Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations and concession agreements; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities are located or conduct business or the countries in which the customers of our operating entities are located or conduct business or both. In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our utility, transport and energy operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us.

We may be exposed to natural disasters, weather events, uninsurable losses and force majeure events.

Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including acts of God, fires, floods, earthquakes, wars and labour strikes. The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.

Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our timber operations are not insured against losses from fires, many components of our South American electricity transmission operations and toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation, our Australasian regulated distribution operations and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

For example, the timberlands owned by our timber operations may suffer damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters for which there may be no responsive insurance policy. In addition, our regulated energy distribution businesses generate revenue based on the volume transmitted through their systems. Weather that deviates materially from normal conditions could impact these businesses. A number of our businesses may be adversely impacted by extreme weather. Our Australian railroad transports grain on its system, for which it is contracted on a volume basis. A drought could have a material negative impact on revenue from grain transportation.

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

In some of the jurisdictions in which we have utilities or transport and energy operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If our operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to recover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.

Performance of our operating entities may be harmed by future labour disruptions and economically unfavorable collective bargaining agreements.

Several of our current operations or other business operations have workforces that are unionized or that in the future may become unionized and, as a result, are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labour costs and restrictions on its ability to maximize the efficiency of its operations, which could have a material adverse effect on its business, financial condition and results of operations.

In addition, in some jurisdictions where we have operations, labour forces have a legal right to strike which may have an impact on our operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labour disruption which impacted our ability to operate.

Our operations are exposed to occupational health and safety and accident risks.

Infrastructure projects and operational assets are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the ability to result in serious injury or death.

Our operating entities are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public could expose them to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of our operating entities and our ability to make distributions. Furthermore, where we do not control a business, we have a limited ability to influence health and safety practices and outcomes.

Many of our utilities operations and transport and energy operations are subject to economic regulation and may be exposed to adverse regulatory decisions.

Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure.

Our operating entities are exposed to the risk of environmental damage

Many of Brookfield Infrastructure’s assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment. Furthermore some of our assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage or other environmental emission will occur at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. All of these have the potential to significantly impact the value or financial performance of Brookfield Infrastructure.

Our operating entities are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.

With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Brookfield Infrastructure’s assets could be subject to increasing environmental responsibility and liability. For example, many jurisdictions in which Brookfield Infrastructure operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure’s operations are situated is uncertain, but is expected to become more complex and stringent.

It is difficult to assess the impact of any such changes on Brookfield Infrastructure. These schemes may result in increased costs to our operations and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to the operations of Brookfield Infrastructure (and the costs of such regulations are not able to be fully passed on to consumers), its financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

Our operating entities are also subject to laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of our infrastructure operations and projects through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our operating entities and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.

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

In many instances, our ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs. Moreover, several of our utilities and transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

Sometimes commitments to governmental agencies, for example, under toll road concession arrangements, involve the posting of financial security for performance of obligations. If obligations are breached these financial securities may be called upon by the relevant agency.

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

The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, may affect our operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect these operations or a project’s performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for us through directions to spend money to improve security, safety, reliability or quality of service.

The lands used for our infrastructure assets may be subject to adverse claims or governmental or First Nations rights.

Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous rights to land and the existence or declaration of native title may affect the existing or future activities of our utilities, transport and energy or timber operations and impact on their business, financial condition and results of operations.

In addition, a government, court, regulator, or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, courts have recognized that First Nations peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In either case, the claims of a First Nations group may affect the existing or future activities of our operations, impact on our business, financial condition and results of operations, or require that compensation be paid.

We operate in a highly competitive market for acquisition opportunities.

Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

Infrastructure assets may be subject to competition risk.

Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that our businesses can renew all their existing contracts or win additional contracts with their existing or potential customers. The ability of our businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access to alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced.

In addition, wood and paper products are subject to increasing competition from a variety of substitute products, including non-wood and engineered wood products and electronic media. The competitive position of our timber operations and the price realized for our products is also influenced by a number of other factors including: the ability to attract and maintain long-term customer relationships; the quality of our products; the health of the regional converting industry; the costs of timber production; the availability, quality and cost of labour; the cost of fuel; shipping and fee for service costs; changes in global timber supply; technological advances that increase yield in other regions; and the price and availability of substitute wood and non-wood products.

Investments in infrastructure projects prior to or during the construction phase are likely to be subject to increased risk.

A key part of Brookfield Infrastructure’s growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure. Investments in new infrastructure projects during the development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, and (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, large expansion contracts at our Australian railroad contain material liquidated damage clauses if commercial operations are delayed beyond certain dates.

Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield’s and our control over our operations and may subject us to additional obligations.

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

In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, some of our investments are subject to a shareholder agreement which allows for the sale of the assets without our consent. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Our infrastructure business is at risk of becoming involved in disputes and possible litigation.

Our infrastructure business is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of the assets or future financial performance of Brookfield Infrastructure. In addition, as a result of the actions of the Holding Entities or the operating entities, Brookfield Infrastructure could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of Brookfield Infrastructure during a given quarter or financial year.

Some of our businesses operate in jurisdictions with less developed legal systems and could experience potential difficulties in obtaining effective legal redress and create uncertainties.

Some of our businesses operate in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, Brookfield Infrastructure could be faced with potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.

In addition, in certain jurisdictions, Brookfield Infrastructure may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licenses required or desirable for, or agreements entered into in connection with, the Brookfield Infrastructure business in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, permits or approvals (or applications for licenses, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

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

Our business places significant reliance on information technology. Our computer systems include custom developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. The failure of any such systems or associated backup or data storage systems for a significant time period could have a material adverse effect on our business prospects, financial condition and results of operations.

Many of our operations depend on relevant contractual arrangements.

Some of our operations rely on revenue from customers under contracts. There is a risk that customers will default under their contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our utilities or transport and energy operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our South American electricity transmission operations in 2011. As this accounts for a majority of its cash flow, our South American electricity transmission operations could be materially adversely affected by any material change in the financial condition of that customer.

Certain of our assets with revenues contracted under a small number of long term contracts will be subject to re-contracting risk in the future. We cannot provide assurance that we will be able to re-negotiate these contracts once their terms expire, or that even if we are able to do so, that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

We rely on tolling and revenue collection systems.

Revenues at some of our assets depend on reliable and efficient tolling, metering or other revenue collection systems. There is a risk that, if one or more of our businesses are not able to operate and maintain the tolling, metering or other revenue collection systems in the manner expected, or if the cost of operation and maintenance is greater than expected, our assets, business, financial condition, and risks of operations could be materially adversely affected. Users of our facilities who do not pay tolls or other charges may be subject to either direct legal action from the relevant business, or in some cases may be referred to the state for enforcement action. Our unitholders bear the ultimate risk if enforcement actions against defaulting customers are not successful or if enforcement actions are more costly or take more time than expected.

A variety of factors may limit or prevent harvesting by our timber operations, including weather conditions.

Weather conditions, industry practices and federal, state and provincial laws and regulations associated with forestry practices, sale of logs and environmental matters, including wildlife and water resources, may limit or prevent harvesting, road building and other activities on the timberlands owned by our timber operations. In the case of restrictions arising from regulatory requirements, the size of the area subject to restriction can vary depending on species or resource at issue, the time of year and other factors. In addition, if regulations become more restrictive, the amount of the timberlands subject to harvest restrictions could increase. The timberlands owned by our timber operations may also suffer damage by fire, insect infestation, wind, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that our timber operations will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. There can be no assurance that the forest management planning by our timber operations, including silviculture, will have the intended result of ensuring that their asset base appreciates over time. Further, we may reduce near term harvest levels to preserve our inventory for periods of higher pricing, which would negatively impact the near term results and cash flow of our timber operations.

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

Our Managing General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders. Furthermore, at any time, the shareholder of our Managing General Partner may sell or transfer all or part of its shares in our Managing General Partner without the approval of our unitholders. If a new owner were to acquire ownership of our Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our Managing General Partner would have on the trading price of our units or our partnership’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership’s business, financial condition and results of operations may suffer.

Brookfield may increase its ownership of our partnership and the Holding LP relative to other unitholders.

Brookfield holds approximately 29% of the issued and outstanding interests in the Holding LP through a 1% general partnership interest and a 28% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 30% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently also owns). See

Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Brookfield currently also owns approximately 1% of our issued and outstanding units.

The Infrastructure GP LP may also reinvest incentive distributions in exchange for units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.” In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP’s distribution reinvestment plan, with the result that Brookfield will receive additional units of the Holding LP. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and the Holding LP above 50%.

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

Our limited partnership agreement and the Holding LP’s limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when such conflicts of interest arise. These modifications may be important to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.” It is possible that conflicts of interest may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders.

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

The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes.

Risks Related to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of our partnership, the Holding Entities, and the operating entities and, as a consequence, the value of our assets and the net amount of distributions payable to our unitholders.

Our structure, including the structure of the Holding Entities and the operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to our unitholders. Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

Our partnership’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure our unitholders that our partnership will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

Our Holding Entities and operating entities may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our partnership’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our unitholders as a result of making such acquisitions.

In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our partnership’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, our partnership’s allocable share of those items of the Holding LP) for each of our partnership’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E “Certain Material Canadian Federal Income Tax Considerations” and “Certain Material United States Federal Income Tax Considerations”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our partnership, because each unitholder’s tax liability depends on such unitholder’s particular tax situation. If our partnership is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our partnership’s taxable income.

As a result of holding our units, our unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

Our unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which our partnership entities do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. Although our partnership will attempt, to the extent reasonably practicable, to structure our partnership operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which our partnership is unable to do so. It is the responsibility of each unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such unitholder.

Our unitholders may be exposed to transfer pricing risks.

To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax being paid by such entities, and therefore the return to investors could be reduced.

The Managing General Partner and the Infrastructure General Partner believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and comparable to the fees or other amounts that would be agreed to in an arm’s-length arrangement. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Holding LP or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our partnership for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s-length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

United States

If our partnership or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage our partnership’s affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements, or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes.

If our partnership were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status generally would result in the recognition of gain (but not loss) to U.S. Holders (as such term is defined in Item 10.B “Certain Material United States Federal Income Tax Considerations”); (ii) our partnership likely would be subject to U.S. corporate income tax and potentially branch profits tax with respect to income, if any, that is effectively connected to a U.S. trade or business; (iii) distributions to U.S. Holders would be taxable as dividends to the extent of our partnership’s earnings and profits; (iv) dividends, interest, and certain other passive income our partnership receives from U.S. entities would, in most instances, be subject to U.S. withholding tax at a rate of 30% (although certain non-U.S. Holders (as such term is defined in Item 10.E “Certain Material United States Federal Income Tax Considerations”) nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld; (v) the “portfolio interest” exemption would not apply to interest income of our partnership derived from entities bearing certain relationships to our partnership (although certain non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income); and (vi) our partnership could be classified as a “passive foreign investment company” (as defined in the U.S. Internal Revenue Code), and such classification could have adverse tax consequences to U.S. Holders with respect to distributions and gain recognized on the sale of our units. In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes and, as of the time of conversion from partnership status to corporate status, the value of our partnership’s U.S. assets were to equal or exceed 60% of the value of our partnership’s total assets, then some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and the Infrastructure General Partner do not expect that our partnership’s U.S. assets will at any time equal or exceed such thresholds, though no assurance can be provided in this regard. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

Neither our partnership nor the Holding LP has requested or plans to request a ruling from the U.S. Internal Revenue Service, or the IRS, regarding the tax classification of either entity for U.S. federal income tax purposes.

We may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our partnership and, therefore, by all of our unitholders on a pro rata basis.

We may become subject to U.S. “backup” withholding tax at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%) with respect to any unitholder who fails to timely provide our partnership (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E “Certain Material United States Federal Income Tax Considerations—Administrative Matters—Backup and Other Administrative Withholding”. Accordingly, it is important for each of our unitholders to timely provide our partnership or the applicable intermediary with an IRS Form W-9 or IRS Form W-8, as the case may be. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our partnership might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). Our partnership and the Holding LP are not prohibited from incurring indebtedness, and at times either or both may do so. If any such indebtedness were used to acquire property by our partnership or by the Holding LP, such property generally would constitute “debt-financed property”, and any income from or gain from the disposition of such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI. In addition, even if such indebtedness were not used by our partnership or the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our partnership, the IRS could assert that such investment constituted debt-financed property to such organization with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the Infrastructure General Partner do not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult an independent tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

There may be limitations on the deductibility of our partnership’s interest expense.

So long as our partnership is treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is a U.S. Holder (as defined in Item 10.E “Certain Material United States Federal Income Tax Considerations”) generally will be taxed on its share of our partnership’s net taxable income. However, U.S. federal income tax law may limit the deductibility of such unitholder’s share of our partnership’s interest expense. In addition, deductions for such unitholder’s share of our partnership’s interest expense may be limited or disallowed for U.S. state and local tax purposes. Therefore, any such unitholder may be taxed on amounts in excess of such unitholder’s share of the net income of our partnership. This could adversely impact the value of our units if our partnership were to incur (either directly or indirectly) a significant amount of indebtedness. See Item 10.E “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Holding of Our Units—Limitations on Interest Deductions”.

If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

The Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Accordingly, non-U.S. Holders generally will not be subject to U.S. federal income tax on interest, dividends, and gain realized by our partnership from non-U.S. sources. It is possible, however, that the IRS could disagree with this conclusion or that the U.S. federal tax laws and Treasury regulations could change and that our partnership would be deemed to be engaged in a U.S. trade or business, which could have a material adverse effect on non-U.S. Holders. If, contrary to the Managing General Partner’s expectations, our partnership is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States real property interest, non-U.S. Holders would be required to file U.S. federal income tax returns and would be subject to U.S. federal income tax at the regular graduated rates, and we could be required to withhold such tax.

To meet U.S. federal income tax and other objectives, our partnership and the Holding LP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, our partnership and the Holding LP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by the operating entities will not flow, for U.S. federal income tax purposes, directly to the Holding LP, our partnership, or our unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our partnership’s ability to maximize its cash flow.

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. Based on our organizational structure, as well as our expected income and assets, the Managing General Partner and the Infrastructure General Partner believe that some of our operating entities may be PFICs. Furthermore, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Provided a “QEF election” (as defined in Item 10.E “Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies”) is timely made and a QEF information return is filed annually by a U.S. Holder, PFIC status is not expected to have a material adverse effect on such U.S. Holder. See Item 10.B “Certain Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies”. In addition, recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder’s filing requirements and the advisability of making a QEF election with respect to each PFIC.

Tax gain or loss from the disposition of our units could be more or less than expected.

If a sale of our units by a unitholder is taxable in the United States, the unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the unitholder’s adjusted tax basis in such units. Prior distributions to a unitholder in excess of the total net taxable income allocated to such unitholder will have decreased such unitholder’s tax basis in our units. Therefore, such excess distributions will increase a unitholder’s taxable gain or decrease such unitholder’s taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such unitholder.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our units, change the character or treatment of portions of our partnership’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in our units. Such changes could also affect or cause our partnership to change the way it conducts its activities, affect the tax considerations of an investment in our partnership, and otherwise change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Our partnership’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of our partnership from time to time, without the consent of our unitholders, to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

The IRS may not agree with certain assumptions and conventions that we use in order to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction, and credit to our unitholders.

Our partnership will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. Because our partnership cannot match transferors and transferees of our units, our partnership will adopt depreciation, amortization, and other tax accounting conventions that may not conform to all aspects of existing Treasury regulations. In order to maintain the fungibility of our units at all times, our partnership will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership) through the application of certain accounting principles that we believe are reasonable. A successful IRS challenge to any of the foregoing assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. A successful challenge could also affect the timing of these tax benefits or the amount of gain from the sale of our units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns.

Our partnership’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.

Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our partnership’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. See Item 10.B “Certain Material United States Federal Income Tax Considerations—Administrative Matters—Information Returns”.

The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, the Managing General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our partnership for U.S. federal income tax purposes. See Item 10.E “Certain Material United States Federal Income Tax Considerations—Administrative Matters—Constructive Termination”.

The U.S. Congress has considered legislation that could, if enacted, adversely affect our partnership’s qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to our partnership, then the after-tax income of our partnership, as well as the market price of our units, could be reduced.

Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to our partnership or to the Holding LP, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our partnership to meet the “qualifying income” exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, substantially similar legislation was reintroduced in the U.S. House of Representatives in February 2012.

The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2013, the Obama administration proposes that the current law governing the treatment of carried interest be changed for taxable years ending after December 31, 2012, to subject such income to ordinary income tax. The Obama administration’s published revenue proposals for previous years contained similar proposals.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our partnership. Each unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in our partnership.

Under legislation recently enacted by the U.S. Congress, certain payments of U.S.-source income (as well as gross proceeds from the disposition of property that could produce such income) made to our partnership or the Holding LP on or after January 1, 2014, could be subject to a 30% federal withholding tax, unless an exception applies.

Under recently enacted U.S. legislation, certain payments of U.S.-source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.-source income) to our partnership or by our partnership to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (i) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (ii) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. Significant exceptions to these requirements apply, but the scope of these exceptions is to be addressed in Treasury Regulations that have yet to be issued. Each unitholder should consult an independent tax adviser as to the potential effects the recently enacted legislation might have on an investment in our partnership.

Canada

Proposal amendments to the Income Tax Act (Canada), together with the regulations thereunder, referred to herein as the Tax Act, may deny the deductibility of losses arising from our unitholders’ units in our partnership in computing their income for Canadian federal income tax purposes.

On October 31, 2003, the Department of Finance released for public comment proposed amendments to the Tax Act regarding the deductibility of interest and other expenses for purposes of the Tax Act, or the REOP Proposals. Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses by our unitholders arising from their investment in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Holding LP will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of our units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 federal budget, the Minister of Finance (Canada), or the Minister, announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders, or that any revised proposal may not differ significantly from the REOP Proposals described above and in Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations.”

If the non-Canadian subsidiaries in which the Holding LP directly invests earn income that is “foreign accrual property income”, as defined in the Tax Act and referred to herein as FAPI, our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Certain of the non-Canadian subsidiaries in which the Holding LP will directly invest are expected to be “controlled foreign affiliates”, as defined in the Tax Act and referred to herein as CFAs, of the Holding LP. To the extent that any of the CFAs or any direct or indirect subsidiary thereof earns income that is characterized as FAPI in a particular taxation year of the CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amount.

Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with existing section 94.1 of the Tax Act as proposed to be amended under proposed amendments to the Tax Act announced on March 4, 2010 and contained in draft tax proposals released on August 27, 2010, if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our partnership or the Holding LP acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” (as defined in the Tax Act) in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly.

On March 4, 2010, the Minister announced as part of the 2010 federal budget that the outstanding tax proposals regarding investments in “foreign investment entities” would be replaced with revised tax proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. On August 27, 2010, the Minister released draft legislation to implement the revised tax proposals. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the unitholder, our partnership or the Holding LP acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. If these rules apply to a unitholder, our partnership or the Holding LP, income for Canadian federal income tax purposes will be imputed directly to the unitholder or to our partnership or the Holding LP and allocated to the unitholder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. No assurance can be given that existing section 94.1 as proposed to be amended will not apply to a unitholder, our partnership or the Holding LP. The rules in existing section 94.1 of the Tax Act are complex and unitholders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the proposed amendments to the Tax Act concerning foreign tax credit generators apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by our partnership or the Holding LP to a foreign country.

On March 4, 2010, the Minister announced anti-avoidance amendments to the Tax Act which are contained in draft legislation released on August 27, 2010 to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Proposals. Under the Foreign Tax Credit Generator Proposals, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances, including where a unitholder’s share of our partnership’s income under the income tax laws of any country (other than Canada) under whose laws the income of our partnership is subject to income taxation, is less than the unitholder’s share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to any unitholder. If the

Foreign Tax Credit Generator Proposals apply, a unitholder’s foreign tax credits for Canadian federal income tax purposes will be limited.

The “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP will be limited if the Foreign Tax Credit Generator Proposals apply to the Holding LP.

Under the Foreign Tax Credit Generator Proposals, the “foreign accrual tax” applicable to a particular amount of FAPI included in a partnership’s income in respect of a particular “foreign affiliate” of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to the Holding LP. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.

Unitholders may be allocated for Canadian federal income tax purposes their pro rata share of amounts included in the income of the Holding LP and allocated to our partnership in respect of any loans made by “foreign affiliates” of the Holding LP to “specified debtors” under proposed amendments to the Tax Act concerning the taxation of “foreign affiliates”.

On August 19, 2011, the Minister released proposed amendments to the Tax Act concerning the taxation of “foreign affiliates”, or the Foreign Affiliate Tax Proposals. The Foreign Affiliate Tax Proposals contain a rule, referred to herein as the upstream loan rule, that generally provides for an inclusion in the income of a taxpayer resident in Canada where loans are made by “foreign affiliates” of the taxpayer to certain “specified debtors” (as defined in the Foreign Affiliate Tax Proposals) and the loans remain outstanding for more than two years. No assurances can be given that the upstream loan rule will not apply to any loans made by “foreign affiliates” of the Holding LP to “specified debtors”. If the upstream loan rule applies, the Holding LP may be required to include amounts in its income for Canadian federal income tax purposes in respect of such loans and for Canadian federal income tax purposes unitholders would be allocated their pro rata share of such income that is allocated from the Holding LP to our partnership.

Unitholders who are not resident in Canada nor deemed to be resident in Canada, or non-Canadian limited partners, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or the Holding LP if our partnership or the Holding LP were considered to carry on business in Canada.

If our partnership or the Holding LP were considered to carry on a business in Canada for purposes of the Tax Act, non-Canadian limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act, as proposed to be amended under proposed amendments to the Tax Act announced by the Minister on October 31, 2010, and any relief that may be provided by any relevant income tax treaty or convention.

Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or the Holding LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the Canada Revenue Agency, or CRA, might contend successfully that either or both of our partnership and the Holding LP carries on business in Canada for purposes of the Tax Act.

If our partnership or the Holding LP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our partnership from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or the Holding LP on dispositions of “taxable Canadian property” (as defined in the Tax Act).

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of “taxable Canadian property” other than “treaty protected property” (as defined in the Tax Act). “Taxable Canadian Property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of our partnership and the Holding LP generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner do not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of a tax treaty (otherwise than in respect of the disposition of “taxable Canadian property” that is “treaty protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” as defined in subsection 116(6) of the Tax Act or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (under proposed amendments to the Tax Act announced by the Minister on August 27, 2010, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Units of our partnership will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner does not expect our units to be “taxable Canadian property” at any time but no assurance can be given in this regard. See Item 10.E “Certain Material Canadian Federal Income Tax Considerations.” If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

Non-Canadian limited partners may be subject to Canadian federal reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Canadian limited partners who dispose of “taxable Canadian property”, other than “excluded property” (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate thereunder. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our Managing General Partner does not expect our units to be “taxable Canadian property” and our Managing General Partner and the Infrastructure General Partner do not expect our partnership or the Holding LP to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canadian-United States Tax Convention (1980), or the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of the partners of our partnership who are entitled to relief under the Treaty and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While we expect the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Our units may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange” under the Tax Act (which includes the Toronto Stock Exchange, or the TSX, and the NYSE), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement saving plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education saving plan, registered disability saving plan, and a tax-free savings account, or TFSA. There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

Our units will not be a “prohibited investment” for a trust governed by a TFSA or an RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with our partnership for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in our partnership or in a corporation, partnership or trust with which our partnership does not deal at arm’s length for purposes of the Tax Act. Unitholders who hold their units in a TFSA, RRSP or RRIF should consult their own tax advisors to ensure that our units will not be a “prohibited investment” for a trust governed by a TFSA or RRSP or RRIF.

The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this annual report on Form 20-F if our partnership or the Holding LP is a “SIFT partnership” (as defined in the Tax Act).

Under the rules in the Tax Act applicable to a “SIFT partnership”, or the SIFT Rules, certain income and gains earned by a “SIFT partnership”, will be subject to income tax at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity” (as defined in the Tax Act)), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the “net federal corporate tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

Under the SIFT Rules, our partnership and the Holding LP could each be a “SIFT partnership” if it is a “Canadian resident partnership” (as defined in the Tax Act). However, the Holding LP would not be a “SIFT partnership” if our partnership is a “SIFT partnership” regardless of whether the Holding LP is a “Canadian resident partnership” on the basis that if our partnership is a “SIFT partnership” the Holding LP would qualify as an “excluded subsidiary entity”. Our partnership and the Holding LP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner advise that they will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E “Certain Material Canadian Federal Income Tax Considerations.” On July 20, 2011, the Minister announced proposed amendments to the Tax Act to amend the definition of “excluded subsidiary entity”. Based on the limited details of these proposed amendments provided by the Minister, these proposed amendments should have no impact on the Holding LP’s qualification as an “excluded subsidiary entity”. However, no assurance can be given in this regard. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

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

Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we seek to leverage our operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We focus on arrangements in which Brookfield has sufficient influence or control to deploy an operations-oriented approach. Brookfield has a strong track record of executing such transactions and actively managing underlying assets to achieve attractive returns.

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Item 5 “Operating and Financial Review and Prospects” for more detail.

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. On the strength of our financial performance, our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011 and 4% in February 2010. We intend to review our distribution in the first quarter of each year in the normal course. Please refer to Item 3.D Risk Factors—Risks Relating to Us and Our Partnership—“Our partnership is a holding entity and currently we rely on the Holding L.P. and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations”.

Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 30% interest in Brookfield Infrastructure.

HISTORY AND DEVELOPMENT OF OUR BUSINESS

Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Exempted Partnership Act, 1992 of Bermuda and the Limited Partnership Act, 1883 of Bermuda. Our registered office is 73 Front Street, Hamilton HM 12, Bermuda and our telephone number at this address +1-441-294-3309. Our partnership was spun-off from Brookfield on January 31, 2008. The Holding LP was established by Brookfield to own and operate certain infrastructure assets on a global basis. The following table outlines the formative events in the history and development of our business:

Date	Notes	Event
May 2007	1

Corporate:   Established Brookfield Infrastructure Partners L.P.

Utilities:       Contributed interests in utilities investments into Brookfield Infrastructure, including:

–     South American electricity transmission operations

–     North American electricity transmission operations

–     Brazilian transmission investments (TBE)

Timber:         Contributed interests in timberlands into Brookfield Infrastructure

January 2008	2	Corporate: Began trading as public entity on NYSE (under the symbol “BIP”)
November 2008	3	Timber: Invested $103 million in U.S. timber operation following the acquisition of a tree farm in Washington State
January 2009	4	Utilities: Brookfield and partner Isolux Corsan Concesiones, SA (Isolux) were awarded right to build $500 million of transmission lines in Texas
June 2009	5	Utilities: Completed the sale of our interest in TBE for after-tax proceeds of $275 million
September 2009	6	Corporate: Units commenced trading on TSX (under the symbol “BIP.UN”)
November 2009	7

Corporate:   Invested $941 million to acquire a 40% interest in Prime Infrastructure and direct interests in two assets from Prime Infrastructure

Utilities:       Acquired interests in the following:

–     Australian coal terminal operations

–     Australasian regulated distribution operations

–     UK regulated distribution operations

Transport & Energy: Acquired interests in the following:

–     North American gas transmission operations

–     Australian railroad operations

–     UK port operations

–     European port operations

–     European energy distribution operations

–     Australian energy distribution operations

November 2009	8	Corporate: Raised approximately $940 million of net proceeds through issuance of equity. Proceeds were used to fund the Prime Infrastructure investments
December 2009 – September 2010	9	Corporate: Sold interests in certain utilities and transport and energy assets for proceeds of $74 million and acquired Brookfield’s interest in our UK port operations for $27 million
December 2010	10

Corporate:   Completed merger with Prime Infrastructure

Utilities:       Increased interests in the following:

–     Australian coal terminal operations

–     Australasian regulated distribution operations

–     UK regulated distribution operations

Transport & Energy: Increased interests in the following:

–     North American gas transmission operations

–     Australian railroad operations

–     European port operations

–     European energy distribution operations

–     Australian energy distribution operations

August 2011 – January 2012	11	Utilities: Invested $64 million in our electricity transmission regulated distribution operations
October 2011	12

Corporate:   Raised approximately $660 million of net proceeds through issuance of equity. Proceeds were used primarily to fund Australian railroad expansion and pending South American toll road acquisition

December 2011	13	Transport & Energy: Invested $160 million to acquire South American toll road assets

Details of History and Development of our Business (Notes)

(1)	Prior to the spin-off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our South American electricity transmission operations, in June 2006; (iv) 7% – 18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007.

In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; and (iii) an 11% interest in our South American electricity transmission operations; (iv) 7% –18% interests in TBE; (v) a 30% interest in our U.S. freehold timberlands.

Our Chilean electricity transmission system was acquired by Brookfield on June 30, 2006 by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in our Chilean electricity transmission system increased to approximately 18% from approximately 11% at the time of the spin-off.

(2)	On January 31, 2008, our partnership was spun off from Brookfield and its units began trading on the NYSE under the symbol BIP.

(3)	On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.

(4)	In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC (WETT), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones (CREZ) program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which we own an interest (see Note 9 below). Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.

(5)	On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value.

(6)	On September 10, 2009, our partnership’s units commenced trading on the TSX under the symbol BIP.UN.

(7)	On November 20, 2009, we invested $941 million to acquire an interest in Prime Infrastructure (formerly Babcock & Brown Infrastructure), and direct interests in two assets from Prime Infrastructure, collectively the BBI transaction. In total, our investment in Prime Infrastructure was part of a comprehensive recapitalization in which Prime Infrastructure raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a UK port operation, which is one of the largest in the UK. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australasian regulated distribution operations, UK regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian railroad operations, European port operations and an additional interest in the Australian terminal operations were held through Prime Infrastructure.

(8)

Our participation in the BBI Transaction was financed in part by a public offering of 40.7 million units at a price of C$15.55 per unit that closed in November 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters’ over-allotment option, were approximately C$601 million. We funded the balance of the $940 million investment in the BBI Transaction through the issuance of Redeemable

Partnership Units and general partner units of the Holding LP to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by our partnership.

(9)	On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed 25% of the fund’s total capital commitments. We expect that its capital commitment will be primarily funded by Brookfield Infrastructure. We hold all or a portion of our interests in our Australian coal terminal operations, our UK port operations, our Texas electricity transmission project, our HVDC submarine transmission line, our Chilean toll road operations and our Colombian distribution utility through this fund. From December 2009 until its final close in September 2010, the fund periodically admitted new limited partners which resulted in a reduction in our ownership interests in our Australian coal terminal operations, our UK port operations and our Texas electricity transmission project. In addition, we sold a minor interest in our Australian coal terminal operations to a new limited partner. In conjunction with these transactions, we received approximately $74 million, representing the original cost of the investment plus a notional interest charge.

In addition, on June 11, 2010, Brookfield Infrastructure acquired Brookfield’s remaining interest in the UK port operations for approximately $27 million, representing the original cost of the investment plus a notional interest charge.

(10)	On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime Infrastructure from 40% to 100% through a merger transaction whereby Prime Infrastructure security holders received 0.24 Partnership units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the merger, approximately 50.7 million limited partnership units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.

(11)	On August 31, 2011, we purchased an interest in a HVDC submarine transmission line that connects New England and Long Island. The subsea cable provides service to the Long Island Power Authority under an availability-based contract with a remaining term of 21 years. On January 27, 2012, we purchased an ownership interest in a Colombian distribution utility. This utility serves predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometres north of Bogotá with emerging cement, steel and coal industries.

(12)	On October 26, 2011, Brookfield Infrastructure issued 28 million units at $24.75 per unit under its shelf registrations in the U.S. and Canada. In total, net proceeds of approximately $660 million were raised. Proceeds from the offering were used to fund an equity investment in our Australian railroad, including the pay down of our corporate credit facility, which had been primarily drawn over the past nine months to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

(13)	On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometre toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively. This investment seeds our toll road platform with high quality assets in a high growth country with a favorable concession regime.

4.B BUSINESS OVERVIEW

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with approximately 80% of our adjusted EBITDA supported by regulated or contractual revenues. While each of our businesses has high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. Accordingly, we group our businesses into three operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value. Our operating platforms are: utilities, transport and energy and timber.

Our operating platforms are summarized below:

Operating Platform	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their asset base	Australasia, Europe, North and South America

Transport and Energy
Provide transportation, storage and handling services for energy, freight, bulk commodities and passengers	Australasia, Europe, North and South America

Timber
Provide essential wood products for the global economy on a sustainable basis	North America

Location of Operations

Utilities

Overview

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, we may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with the investment of additional capital and inflation. Virtually all of our utility platform’s adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Regulated Terminal Operations

•	One of the world’s largest coal export terminals, with 85 mtpa of coal handling capacity

Electricity Transmission

•	Approximately 8,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 1.2 million electricity and natural gas connections

Regulated Terminal Operations

Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is one of the lowest cost sources of metallurgical coal in the world. Our operations are expected to include land located four kilometres from our existing terminal that we anticipate will be allocated to us for the potential development of a new export coal terminal. Our Australian coal terminal is one of the world’s largest export terminals, accounting for approximately 21% of global seaborne metallurgical coal exports and 8% of total global seaborne coal exports.

Our regulated terminal operation generates revenues under long-term take-or-pay contracts that are made up of two components: a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our facility and is not subject to any force majeure provisions. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance.

Strategic Position

The Bowen Basin is one of the lowest cost and most prolific series of coal deposits in the world, and there are few cost efficient options to access export markets for this coal other than through our terminal operations. We have long-term take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our coal terminal has a capacity of 85 mtpa. Capacity is currently 100% contracted through 2018 with customers having an evergreen option to extend their capacity by a further five years. In the terminal’s 28 year history, no customers have allowed their right to capacity to lapse.

Regulatory Environment

Our Australian terminal operation is regulated by the Queensland Competition Authority (QCA). The current regulatory period is set for five and a half years ending June 30, 2016. The QCA utilizes a return on regulated asset base methodology to calculate our revenue requirement. Our coal terminal’s rate base increases with inflation and capital expenditures and decreases by depreciation. Our current weighted average cost of capital is 9.9%.

Growth Opportunities

Over the past 28 years, our terminal’s capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further expand our operations to facilitate future expansions by mining companies in the Bowen Basin. In December 2011, the Queensland government announced that we would be allocated 50% of the site earmarked for development of the new coal export terminal at Dudgeon Point, which is located approximately four kilometres to the north of our existing facilities. The final land allocation at Dudgeon Point will be subject to finalization of the Master Plan.

Electricity Transmission Operations

Our electricity transmission operations are comprised of approximately 8,800 kilometres of transmission lines in North and South America. Our North American electricity transmission system consists of approximately 560 kilometres of 44 kilovolt (kV) to 230 kV transmission lines in Ontario, a 39 kilometre, 330 megawatt (MW) high-voltage direct current (HVDC) submarine cable in New York, and 600 kilometres of 345 kV transmission lines under development in Texas. Our South American electricity transmission system includes 100% of Chile’s 500 kV transmission lines, the highest voltage lines in the country, approximately 47% of the 220 kV lines, 87% of the 154 kV lines and 12% of the 66 kV and 110 kV lines in Chile.

Strategic Position

Our electricity transmission operations occupy key positions in the markets in which we operate. In North America, our operations include an important component of Ontario’s transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario and an HVDC submarine cable that connects the electricity grids of New England and Long Island, New York. In Texas, we are building transmissions lines to facilitate the delivery of wind power to population centers as part of the CREZ program. In South America, our operations constitute the backbone transmission system in Chile. Our system extends from the city of Arica in the north of Chile to the island of Chiloé in the south serving, 98% of the population of the country.

All of our electricity transmission operations benefit from a stable customer base. Our Ontario operation has a broad customer base with revenues assessed and collected on a province-wide basis, mitigating volume and credit risk. Our HVDC submarine cable is fully contracted to an investment grade utility in Long Island, and the contract is based on availability, not usage. Approximately 56% of our South American electricity transmission operations’ revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the regulatory framework, and following their expiration, a majority of this contracted revenue will convert to the regulatory framework.

Regulatory Environment

All of our electricity transmission operations are located in regions with stable regulatory environments. In Ontario, revenues from our operations are 100% regulated under a historical cost of service regime and are subject to periodic review by the Ontario Energy Board. Based on the 2011/2012 rate review, our Ontario transmission operations were allowed to earn a 9.4% return on equity, which is deemed to be 40% of our rate base. Our regulated rate base is equal to the historic cost of the system’s assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads, which are measured by the Independent Electricity System Operator, a not-for-profit corporate entity that is responsible for the day-to-day operation of Ontario’s electrical system.

In the U.S., capacity payments on our HVDC submarine cable escalate by 1% per annum and are based on a 98% availability factor. To the extent that performance diverges from the target availability factor, the capacity payments are adjusted in a linear fashion either upwards or downwards. Historically, the capacity factor of the cable has been in excess of the target level. Our HVDC submarine cable operates in compliance with the U.S. Federal Energy Regulatory Commission (FERC). Our Texas transmission business will operate under a historical cost of services regulatory regime, similar to Ontario, overseen by the Public Utility Commission of Texas.

In Chile, regulated revenues are determined every four years based on a 10% annuity return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Since the 10% annuity return is prescribed by law, it is not subject to review in the regulatory process. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 10% pre-tax, real return on our regulated asset base. Since the Chilean regulatory and contractual frameworks are based on replacement cost, we are not required to invest capital in our regulated asset base at a level equal to depreciation to prevent a decline in revenue. Furthermore, our South American electricity transmission system has no material volume risk.

Growth Opportunities

We believe that attractive growth opportunities exist for our electricity transmission operations, including the following.

In 2011, we made significant progress advancing our Texas transmission project. We commenced construction of the project in October and at the end of December, we had completed the majority of the clearing required for the first of three transmission line segments. As at December 31, 2011, we had acquired 100%, 93% and 36% of the right-of-way required for the three transmission line segments. We expect to complete construction and commission the three transmission line segments in 2013.

Ontario has adopted a very aggressive Renewable Portfolio Standard through the passage of Ontario Bill 150 (the Green Energy Act). A cornerstone of the Green Energy Act requires the decommissioning of existing coal plants and replacement with renewable and clean sources of power. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Expansions of the electricity transmission system will be required to connect this generation to the existing grid. As an incumbent utility, our Ontario electricity transmission system has an advantage in competing for these projects, and we have identified projects where, due to their geographic location and size, we believe that we have a unique competitive advantage to build and own these new lines.

Chile also has electricity generation that is many miles away from population centres. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2011, the capital expenditure backlog of our South American transmission system was approximately $171 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made.

Regulated Distribution Operations

Our regulated distribution operations have almost 1.5 million electricity and natural gas connections in the UK, New Zealand and Colombia. In the UK, our regulated distribution operations is the second largest independent “last mile” natural gas and electricity connections provider, comprised of approximately 695,000 natural gas and electricity connections. In New Zealand, we have more than 423,000 connections across a service area of 39,000 square kilometres on the North Island. In South America, our electricity distribution franchise area is in the Boyacá and Santander provinces in Colombia, a region that is approximately 150 kilometres north of Bogotá.

Strategic Position

Like our electricity transmission systems, our regulated distribution operations are critical to the markets in which they are located. In the UK, our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales. Our Australasian regulated distribution business is New Zealand’s second largest electricity and gas distribution company (by customer) and accounts for approximately 39% of the gas and 18% of the electricity connections throughout New Zealand. Our South American regulated distribution operations provide reliable power to 370,000 customers in the Boyacá region of Colombia.

Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our UK regulated distribution operations have a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our UK customers consist primarily of large energy retailers who serve residential and business users. In Australasia, electricity and gas demand is largely comprised of residential users. Our customers are the retail energy companies that serve these residential users. Our South American regulated distribution operations provide power to a customer base that is primarily residential with nearly 100% urban electrification and 90% rural electrification.

Regulatory Environment

Our UK regulated distribution operations compete with other connection providers in the UK to secure contracts to construct, own and operate new natural gas and electricity connections. Once connections are established, we charge energy retailers rates that are established based on the tariff of the distribution utility with which we are interconnected. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the UK regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Electricity and gas connections revenue does not vary materially with volume transported over our system. In Australasia, regulated tariffs are recalculated every five years by the New Zealand Commerce Commission. Under the current regulatory regime, electricity and gas tariffs are reset at the beginning of each period and escalate thereafter by an inflation factor. As our revenue fluctuates with volume, we capture growth associated with both tariff increases and load growth on our network. Our South American distribution business earns an annuity return on the replacement cost of its systems plus a charge to cover operating expenses. Our rates are determined every five years. Our current regulated return is in excess of 13%. Between rate reviews, revenues are adjusted by an inflation factor. A majority of our South American regulated distribution business’ revenues do not fluctuate with volumes.

Growth Opportunities

We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Opportunities for growth in the UK are driven by new gas and electricity connections. Growth is also aided as the electricity market continues to open up to independent connections providers and as the housing market recovers. In Australasia, opportunities for growth are driven by increased energy demand and new connections primarily as a result of housing starts. In South America, our regulated distribution operations will benefit from economic growth in the Boyacá region, which is home to emerging cement, coal and steel industries.

Transport and Energy

Overview

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission, rail operations and toll roads, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships.

Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s adjusted EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our adjusted EBITDA margin, as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Rail Operations

•	Sole provider of rail service in Southwestern Western Australia with approximately 5,100 kilometres of tracks

Port Operations

•	30 port terminals primarily in the UK and across Europe

Toll Road Operations

•	Key artery in Santiago Chile’s urban roadway

Energy Transmission and Distribution Operations

•	15,500 kilometres of natural gas transmission lines primarily in the U.S.

Rail Operations

Our railroad operations are comprised of a below rail access provider, which operates approximately 5,100 kilometres of track and related infrastructure in the southwest region of Western Australia (WA) under a long term lease with the government. Our railroad has approximately 38 years remaining on the lease and is a crucial transport link in the region.

Our Australian railroad’s revenue is derived from access charges paid by rail operators or by underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall value of the commodities and freight transported and the long-term contractual framework that exists with a significant proportion of our customers.

Strategic Position

Our railroad is the only freight rail network in the southwest region of WA providing access to the region’s five ports for minerals, grain and interstate intermodal traffic. The majority of our customers are leading commodity customers and our top ten customers contribute over 90% of our track access revenue with contract expiration dates ranging from 2012 to 2027. Following the completion of our current expansion program in 2014, over 60% of revenue will be derived from long term, take-or-pay contracts.

Regulatory Environment

The Economic Regulatory Authority (ERA) is the independent economic regulator for WA, responsible for the gas, electricity and rail industries. For the rail industries, the ERA has an access regime with revenue ceilings and floors for each track segment established using a methodology based on return on regulated asset base.

However, a majority of our revenue is outside this regulatory regime as our customers have requested greater service than the level required in the standard tariff. As a result, none of our contracted revenue is exposed to reduction under this access regime. Our Australian railroad operates its track as open access infrastructure consistent with the rail access regime and its lease obligations to the WA government.

Growth Opportunities

Our Australian railroad is a critical component of the logistics chain in WA as, in many cases, it is the only mode of transportation that is economically viable. As a result, our railroad is well positioned to benefit from a number of mine expansions and new mine projects that are under development in WA, which will require access to our rail network in order for commodities from these projects to access the export markets. In total, we anticipate that these mine expansion and new mine projects will increase the tonnage that is transported on our network by approximately 25 mtpa, or 50%, beginning in 2011 through 2015. In order to accommodate this increased tonnage, we have commenced an A$600 million expansion of our railroad. At December 31, 2011, we invested approximately A$260 million of this program, and over the next twelve months we anticipate investing the remaining A$340 million to upgrade and expand certain sections of our network. We expect that we will generate approximately A$150 million of annual incremental adjusted EBITDA from this expansion program.

While these projects are well advanced, their ultimate timing is dependent on execution of the project by their sponsors and the availability of port capacity, both of which are beyond our control. In order to mitigate our capital at risk, we have structured our rail access agreements to include take-or-pay provisions and security for early termination to the extent possible.

Port Operations

Our port operations are located primarily in the UK and Europe. Our UK port is one of the largest operators in the country by volume and is a statutory harbor authority (SHA) for the Port of Tees and Hartlepool in the north of the UK. Our UK port’s status as the SHA gives it the statutory right to charge vessel and cargo owners conservancy tariffs for use of the River Tees. Our European port operation is comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operation handles over 50 mtpa of cargo.

At our UK port, our revenue is primarily generated from port handling services for bulk and container volumes. However, approximately 21% of our revenue is earned from conservancy tariffs. Furthermore, we have a freehold land base of approximately 2,065 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for 9% of our revenue. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 23 terminals located throughout seven countries in Europe.

Strategic Position

Our port operations benefit from their strategic locations. In the UK, Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The marine geography and good rail and road access enjoyed by Teesport create barriers to entry for potential competitors. Our European port operations are located in 21 port terminals across continental Europe plus two in China and consist of 485 hectares of long-term port concessions and over 31 kilometres of quay length. With substantial infrastructure that is often integrated with our customers’ facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations is protected by significant barriers to entry. Additionally, our operations provide significant logistical services for our customers that would be difficult for potential competitors to replicate.

Our UK port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to Teesport. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Key customers have been long-term customers continuously for between 10 and 30 years.

Regulatory Environment

Our UK port is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. Our European port operations conduct business in an unregulated environment.

Growth Opportunities

Our UK port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives including the following:

•	the impending resumption of slab production in the steel facility adjacent to Teesport should lead to increased throughput (import of commodities and export of steel slab) in the short to medium term;

•	the growing market for renewable energy in the UK, both offshore wind and biomass energy, may enable Teesport to provide the port-based industrial infrastructure that these industries require; and

•

the recent completion of the expansion of our container handling facilities, in addition to the established base of distribution facilities in close proximity to our port, positions Teesport to be the main entry point for container cargo destined for the Northern England market as retailers seek to streamline their logistics supply chains.

In Europe, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.

Energy Transmission and Distribution Operations

Our energy transmission and distribution operations are comprised of one of the largest natural gas transmission pipeline and storage systems in the U.S. and unregulated gas and liquid propane gas (LPG) distribution operations in Australia and the UK. Our profitability in this segment is primarily determined by market competition rather than a regulated return on rate base.

A majority of our revenues are generated under contracts with a demand charge and variable charge structure. The demand charge does not fluctuate with usage and is designed to cover fixed costs and a return of and return on our capital, while the variable charge is designed to cover variable costs. Our energy distribution systems in Tasmania and the UK are the only providers of natural gas and LPG distribution services on the islands on which they are located. Our revenues fluctuate with the volume of sales, which is primarily driven by weather.

Strategic Position

Our North American energy transmission system is the largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our services. Our natural gas transmission operation provides transportation and storage to approximately 60% of the Chicago and Northern Indiana natural gas market, and its storage facilities represent approximately 7% of total U.S. natural gas storage capacity. With its broad geographical footprint, our natural gas pipeline system traverses many of the prolific natural gas supply basins in the U.S. and also provides access to high growth shale basins including Eagleford, Granite Wash, Barnett and Haynesville, as well as liquefied natural gas supply from the Gulf Coast.

Our natural gas transmission operation has a diverse group of customers comprised primarily of investment grade local distribution companies, producers, marketers and industrial users. Its top ten customers account for over 63% of transportation and storage revenues.

In the UK, our energy distribution business is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man. The natural gas and LPG distribution customer base on the Channel Islands and Isle of Man is comprised of a number of residential and commercial end users. Our main competition comes from alternate energy sources, such as electricity, as we believe it is uneconomic for potential new entrants to establish competing businesses. In Australasia, we are the sole provider of gas distribution services in Tasmania. Sizeable capital expenditures of approximately A$200 million have been incurred to establish this network, which creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business. Our Australasian operation receives revenue from natural gas retailers who supply gas to over 9,800 residential, commercial and industrial customers connected to the network. As one of two natural gas retailers in Tasmania, we also earn a margin on the difference between the sales price and the cost of procuring and transporting natural gas.

Regulatory Environment

Our energy transmission and distribution operations are subject to varied regulation that differs across our regions of operation. In North America, our natural gas transmission operation is regulated by FERC under the Natural Gas Act of 1938 (the Gas Act). FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation. On November 19, 2009, FERC notified our natural gas transmission operation that it had commenced a proceeding pursuant to section 5 of the Gas Act to review rates and determine whether they were just and reasonable. As a result, our natural gas transmission operations negotiated a settlement with all interveners and FERC that resulted in a phased reduction of retained fuel amounts, transportation and storage rates that was fully implemented in July of 2011.

Our European energy distribution operations are not regulated, but are ultimately subject to government oversight, while our Australian energy distribution operation is not subject to any economic regulation.

Growth Opportunities

We believe that various growth opportunities exist within our energy transmission and distribution operations. In North America, our profitability has been negatively impacted by a significant build out of natural gas pipeline capacity as well as low natural gas prices. Due to our connectivity with emerging natural gas shale basins and our strong market position in the Chicago area, we believe our cash flow will recover as demand for natural gas increases, particularly from growth in power generation. In Tasmania, the natural gas market is relatively new. Our network is currently accessible by approximately 43,000 households with only 9,800 of installed connections to date. Commercial and industrial growth is linked to the Tasmanian economy and alternate energy options, including cogeneration opportunities.

Toll Road Operations

Our toll road operations are comprised of a free flowing 33 kilometre toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that were built between 2006 and 2008 and operate under long-term concessions through 2033 and 2037, respectively.

Our toll road should generate stable, growing cash flows as a result of its strategic location in the Santiago Metropolitan Region and the favourable economic trends in Chile. The Santiago Metropolitan Region represents 48% of Chilean GDP and has experienced significant economic growth over the last 20 years, with motorization rates having more than doubled during this period. We expect these growth trends to continue, resulting in significant traffic growth on our toll road.

Strategic Position

Our Chilean toll road constitutes a key artery in Santiago’s urban roadway network as it connects the affluent business center of east Santiago with the international airport, the Port of Valparaiso and the North of Chile. The excess capacity on our toll road positions it to benefit from the expected growth in traffic in Santiago without any material capital investment.

Our toll road’s customer base is comprised of a high percentage of frequent users: 53% of our transactions can be attributed to customers who use the road for more than 40 trips per month, a level that has remained constant since 2009. Our toll road also experiences consistently high utilization by commuters during morning and afternoon rush hour, which demonstrates the inelasticity of its customer base.

Regulatory Environment

Chile has an established concession program which has been in place for more than 20 years. To date, 64 concession agreements have been awarded representing a total investment of approximately $10 billion in Chile. Specifically, the regime for urban toll roads provides operators with annual tariff increases at a level equal to CPI + 3.5% with additional upside in the form of congestion tariffs, which can be up to three times the base tariff during high volume periods.

Growth Opportunities

We believe that continued economic growth in Chile will lead to increases in the country’s motorization rate and higher utilization of our toll road. Higher traffic volumes, coupled with tariff increases in excess of inflation and congestion tariffs, should drive significant future cash flow growth.

Timber

Our timber platform consists of 419,000 net acres of high-quality freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 net acres of higher and better use (HBU) lands, which may have greater value for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as of December 31, 2011:

Timberlands (000’s acres)	419
HBU lands (000’s acres)	12
Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6
Deferred harvest volume (millions m3)	2.9

Our timberlands have an estimated deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets continue to improve, we plan to ramp-up our harvest levels to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels, as well as the markets into which we sell, in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. The objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, our adjusted EBITDA margin, as well as our AFFO yield.

Strategic Position

Due to their species mix and coastal access, our freehold timberlands have significant flexibility. In order to maximize profitability, we tailor our harvest to match market opportunities, as well as to optimize between the domestic and export market, particularly Asia, to achieve the highest price for our product, net of transportation costs. Our freehold timberlands have a broad base of domestic and international customers.

Regulatory Environment

Our freehold timberlands operate in a regulated economic environment. Our Canadian timberlands are subject to certain federal government imposed log export restrictions that require that logs be declared surplus to domestic market needs in order to be eligible for export. These restrictions can constrain marketing and selling activities aimed at maximizing selling prices and margins. We continue to work with both provincial and federal levels of government to mitigate the impact of these restrictions. Our timberlands are operated in a manner consistent with the Sustainable Forestry Initiative.

Growth Opportunities

We believe operating results will meaningfully improve following recovery in new home construction in the U.S. As a result of a substantial surplus of merchantable inventory, we plan on increasing harvest level to 120% of LRSY and maintaining this level for approximately 10 years once we are able to sell such volumes at attractive prices on a sustainable basis. Although it is difficult to predict the timing and magnitude, we believe that we will achieve significantly increased earnings due to improved pricing and increased harvest levels.

Acquisition Strategy

Over the past few years, we have established operating platforms with scale in many aspects of the utility, transport and energy and timber industries. As we look to grow our business, we will primarily target acquisitions that add on to existing operating platforms and extend our operating platforms into new geographies in which we have a presence. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

•	Utilities: electricity transmission, non-renewable power generation, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

•	Transport and Energy: oil and gas pipelines, gathering and storage systems, railroads, ports, toll roads and airports; and

•	Timber: high quality species of timber in attractive locations.

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

Brookfield has agreed that it will not sponsor transactions that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B “Related Party Transactions—Relationship Agreement”. Since Brookfield has large, well-established operations in real estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions.

About Brookfield

Brookfield is a global asset management company focused on property, power and infrastructure assets with over $150 billion of assets under management, 23,000 operating employees and over 500 investment professionals worldwide. Brookfield’s strategy is to combine best-in-class operating platforms and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

To execute our vision of being a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders, we will seek to leverage our relationship with Brookfield and in particular, its operations-oriented approach, which is comprised of the following attributes:

•	strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its target markets;

•	technical knowledge and industry insight used in the evaluation, execution, risk management and financing of development projects and acquisitions;

•

project development capabilities, with expertise in negotiating commercial arrangements (including offtake arrangements and engineering, procurement and construction contracts), obtaining required permits and managing construction of network upgrades and expansions, as well as greenfield projects;

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

Employees

Our partnership does not employ any of the individuals who carry out the current management of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management.”

Intellectual Property

Our partnership, as licensee, has entered into a licensing agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the “Brookfield” name or the Brookfield logo. Brookfield may terminate the licensing agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions—Licensing Agreement.”

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

(1)	Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly-owned by Brookfield Asset Management, an Ontario corporation.
(2)	Brookfield’s general partner interest is held through Infrastructure GP L.P., a Bermuda limited partnership, the sole general partner of which is the Infrastructure General Partner, a Bermuda company that is wholly-owned by Brookfield Asset Management, and the sole limited partner of which is another wholly-owned affiliate of Brookfield Asset Management.
(3)	Brookfield’s limited partnership interest in the Holding LP is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 30% of our partnership’s issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.”
(4)	Brookfield has provided an aggregate of $20 million of working capital to the Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—Holding LP and Holding Entities”.
(5)	The Manager provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

Our Partnership

We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.

Our partnership is a Bermuda exempted limited partnership that was established on May 21, 2007. See Item 4.D “Property, Plant and Equipment” for information regarding our partnership’s head office.

Our partnership’s sole material asset is its limited partnership interest in the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s limited partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner. Our partnership is not required to make such distributions and neither our partnership nor the Managing General Partner can assure you that our partnership will make such distributions as intended.

Our Manager and Brookfield

The Service Recipients have engaged the Manager, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our Managing General Partner

Our Managing General Partner serves as our partnership’s general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership’s only interest in the Holding LP consists of limited partnership interests in the Holding LP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to a Voting Agreement, however, our partnership, through our Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner. See Item 7.B “Related Party Transactions—Voting Agreements.”

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

Infrastructure GP LP and Infrastructure General Partner

The Infrastructure GP LP serves as the general partner of Holding LP and has sole authority for the management and control of the Holding LP. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation owned indirectly by Brookfield but controlled by our partnership, through our Managing General Partner, pursuant to a Voting Agreement. See Item 7.B “Related Party Transactions—Voting Agreements.” The Infrastructure GP LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the general partnership interests of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”

See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risk Relating to Us and Our Partnership,” Item 3.D “Risk Factors—Risk Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management,” Item 7.B “Related Party Transactions,” Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership,” Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement” and Item 7.A “Major Shareholders.”

Significant Subsidiaries

The following table sets forth for each of Brookfield Infrastructure’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by Brookfield Infrastructure.

			Ownership Interest	Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2011%	2011%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	100	100
Australian railroad operation	WestNet Rail Holdings No. 1 Pty Ltd	Australia	100	100
Regulated terminal operations	Dalrymple Bay Coal Terminal	Australia	71	100
UK port operation	Brookfield Port Acquisitions (UK) Limited	United Kingdom	59	100
Canadian freehold timberlands	Island Timberlands Limited Partnership	Canada	38	100
U.S. freehold timberlands	Longview Timber Holdings Corp	Delaware, U.S.	30	89
North American gas transmission operation	Natural Gas Pipeline Company of America LLC	Delaware, U.S.	26	26
South American transmission operations	Transelec Chile S.A.	Chile	18	18

4.D PROPERTY, PLANT AND EQUIPMENT

Our partnership’s principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda. Our partnership does not directly own any real property.

See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry”, “—Risks Relating to Us and Our Partnership—All of our infrastructure operations may require substantial capital expenditures in the future,” “—Investment in infrastructure projects during the construction phase are likely to retain some residual risk,” “—All of our operating entities are subject to government policy changes,” “—Risks Relating to Our Timber Operations—A variety of factors may limit or prevent harvesting by our timber operations,” and Item 5 “Operating and Financial Review and Prospects.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

We target to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We aim to generate this return from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth over the long term. Our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011 and 4% in February 2010. We intend to review our distribution in the first quarter of each year in the normal course.

Basis of Presentation

Our consolidated and combined financial statements are prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or the IASB. The consolidated and combined financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

For each operating platform—utilities, transport and energy, and timber—this management discussion and analysis, or MD&A, outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

OVERVIEW OF PERFORMANCE

In this section we review our consolidated and combined performance and financial position for the twelve-month periods ended December 31, 2011, 2010 and 2009. Further details on the key drivers of our operations and financial position are contained within the review of operating platforms.

To measure performance, among other measures, we focus on FFO and AFFO. We also focus on EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section of this MD&A for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

Key Metrics	Year ended December 31
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2011	2010		2009
Funds from operations (FFO)(1)	$392	$197		$117
Per unit FFO(2)	$2.41	$1.79		$2.45
Per unit net income	$1.15	$3.91		$1.11
Per unit distribution	$1.32	$1.10		$1.06
Payout ratio(3)	55%	60%		43%
Growth of per unit FFO(3)	35%	(26)%	(4)	—
Adjusted funds from operations (AFFO)(1,5)	$300	$148		$31
AFFO yield(6)	10%	8%		4%

(1)	Includes $68 million gain on sale of TBE in 2009.
(2)	Average units outstanding during the year of 162.5 million (2010: 109.9 million, 2009: 47.7 million).
(3)	Payout ratio is defined as distributions to unitholders divided by FFO.
(4)	Growth of per unit FFO is 74% adjusting for the gain on sale of TBE in 2009.
(5)	AFFO is defined as FFO less maintenance capital expenditures.
(6)	AFFO yield is defined as AFFO divided by time weighted average invested capital.

For the year ended December 31, 2011, we recorded FFO of $392 million, or $2.41 per unit, versus $197 million, or $1.79 per unit, in the prior year and $49 million, or $1.03 per unit, in 2009. This 35% and 134% increase in our per unit FFO versus 2010 and 2009, respectively, was largely attributable to accretion from our merger with Prime Infrastructure (Prime) and strong results from our utilities and timber platforms, partially offset by below average performance in our transport and energy platform. On an invested capital base of $3,628 million, we generated an AFFO yield of 10% versus 8% and 4% in 2010 and 2009, respectively. Our distribution of $1.32 per unit implied a payout of 55% of our FFO for the year, which is below our targeted range of 60% to 70%. In February 2012, we increased our annual distribution by 7% to $1.50 per unit.

Summary Statements of Operating Results Key Metrics	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenues	$1,636	$634	$290
Direct operating expenses	(899)	(413)	(198)
General and administrative expenses	(61)	(35)	(18)
Interest expense—corporate borrowings	(11)	(8)	(8)
Interest expense—non-recourse borrowings	(324)	(136)	(95)
Earnings from investments in associates	76	52	14
Fair value adjustments	356	12	(150)
Fair value gains and other items(1)	—	396	28
Gain on sale of investment (after-tax)	—	—	68
Net income attributable to partnership	187	430	53
Net income per unit	1.15	3.91	1.11

(1)	See notes 4(a) and 36 for details regarding adjustments to comparative periods.

For the year ended December 31, 2011, Brookfield Infrastructure earned net income of $187 million, compared to $430 million and $53 million in 2010 and 2009, respectively. Net income decreased versus 2010 as our prior year results included $396 million of fair value gains and other items recognized on the completion of the Prime merger. This was partially offset by the incremental contribution from the Prime merger and positive fair value adjustments on our timberlands that are included in our current year net income. Net income increased versus 2009 primarily due to incremental contribution from the Prime merger, and positive fair value adjustments on our timberlands that are included in our current year net income versus negative fair value adjustments on our timberlands recognized in 2009.

Summary Statements of Financial Position Key Metrics	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Cash and cash equivalents	$153	$154
Other current assets	325	2,096
Total assets	13,269	13,352
Current liabilities	381	2,153
Corporate borrowings	—	18
Non-recourse borrowings	4,885	4,575
Other long-term liabilities	2,114	1,683
Non-controlling interest	1,683	1,552
Partnership capital	4,206	3,371

As of December 31, 2011, we had $13,269 million in assets and $4,206 million in partnership capital compared to $13,352 million in assets and $3,371 million in partnership capital as of December 31, 2010. Our book value per unit was $22.72 and $21.42 as of December 31, 2011 and December 31, 2010, respectively.

The increase in assets, compared to December 31, 2010, primarily reflects investments in our Australian railroad and our Chilean toll road, as well as a significant increase in the carrying value of our operating assets due to the revaluation of property, plant and equipment in accordance with IFRS. This increase was offset by the sale of Alinta Energy Transmission and Distribution, which was classified as held-for-sale on our Consolidated and Combined Statements of Financial Position in the prior period with total assets and liabilities of $1,322 million. The increase in partnership capital reflects our $660 million equity issuance in the fourth quarter of 2011 to fund the aforementioned investments as well as the revaluation gains.

Corporate borrowings decreased to nil at year end compared to $18 million as of December 31, 2010, as we utilized a portion of the proceeds of our $660 million equity issuance to repay our corporate credit facility. Our Consolidated and Combined Statements of Financial Position as of December 31, 2011 reflects $4,885 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. As of December 31, 2011, our consolidated net debt to capitalization ratio was 45%, down from 48% as of December 31, 2010.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

Statement of Operating Results

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Net income by segment
Utilities	$163	$45	$70
Transport and energy	47	47	4
Timber	91	24	(50)
Corporate and other	(114)	314	29

Net income	$187	$430	$53

Adjusted EBITDA by segment
Utilities	$418	$227	$89
Transport and energy	323	169	24
Timber	60	36	21
Corporate and other	(61)	(42)	(16)

Adjusted EBITDA	$740	$390	$118

FFO by segment
Utilities	$275	$144	$129
Transport and energy	167	91	13
Timber	33	11	(3)
Corporate and other	(83)	(49)	(22)

Funds from operations (FFO)	$392	$197	$117

Statement of Financial Position

	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Total assets by segment
Utilities	$3,787	$3,552
Transport and energy	4,349	3,549
Timber	1,112	1,062
Corporate and other	55	60

Total assets	$9,303	$8,223

Net debt by segment
Utilities	$2,463	$2,325
Transport and energy	2,135	1,945
Timber	464	460
Corporate and other	35	122

Total net debt	$5,097	$4,852

Partnership capital by segment
Utilities	$1,324	$1,227
Transport and energy	2,214	1,604
Timber	648	602
Corporate and other	20	(62)

Total partnership capital	$4,206	$3,371

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy, and timber.

Utilities Operations

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010
Rate base, start of period	$3,182	$1,891
Impact of mergers and acquisitions	42	1,185
Capital expenditures commissioned	164	69
Inflation and other indexation	120	65
Regulatory depreciation	(116)	(49)
Foreign exchange	(76)	21

Rate base, end of period	$3,316	$3,182

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Funds from operations (FFO) (1)	$275	$144	$61
Maintenance capital	(24)	(13)	(12)

Adjusted funds from operations (AFFO)	$251	$131	$49
Return on rate base(2)(4)	12%	11%	14%
AFFO yield(3)(4)	16%	14%	15%

(1)	Excluding $68 million gain on sale of TBE in 2009.
(2)	Return on rate base is adjusted EBITDA divided by time weighted average rate base.
(3)	AFFO yield is AFFO divided by time weighted average invested capital.
(4)	Return on rate base and AFFO yield excludes impact of connections revenues at our European distribution operation.

For the year ended December 31, 2011, our utilities platform generated adjusted EBITDA and FFO of $418 million and $275 million, respectively, compared to $227 million and $144 million, respectively, in the prior year and $89 million and $61 million, respectively, in 2009. The increase in FFO versus 2010 was attributable to the Prime merger and strong performances from our Australian coal terminal and UK regulated distribution business. The increase in FFO versus 2009 arises primarily as the current year includes full year contribution from the assets acquired in the Prime merger. For the year, our maintenance capital expenditures were $24 million, which is consistent with our average annual sustainable level. After deducting maintenance capital expenditures, our AFFO yield was 16% on an invested capital base of $1,400 million, excluding the impact of connection revenues at our UK regulated distribution business.

The following table presents our utilities platform’s proportionate share of financial results:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenue	$644	$331	$117
Costs attributed to revenues	(226)	(104)	(31)
Dividend income	—	—	3

Adjusted EBITDA	418	227	89
Other income (expenses)	6	(2)	1
Gain on sale of investment (after-tax)	—	—	68
Interest expense	(149)	(81)	(29)

Funds from operations (FFO)	275	144	129
Depreciation and amortization	(91)	(60)	(22)
Deferred taxes and other items	(21)	(39)	(37)

Net income	$163	$45	$70

The following table presents proportionate adjusted EBITDA and FFO for each operation in this platform:

	Year Ended December 31
	Adjusted EBITDA			FFO
MILLIONS, UNAUDITED	2011	2010	2009	2011	2010	2009
Coal Terminal Operation
Australasia	$182	$97	$11	$102	$59	$5
Electricity Transmission
South America	58	51	48	46	39	36
North America	27	27	22	19	17	15
Regulated Distribution
Europe	79	23	2	62	14	—
Australasia	72	29	3	46	15	1
Other	—	—	3	—	—	4

Total(1)	$418	$227	$89	$275	$144	$61

(1)	Excluding $68 million gain on sale of TBE in 2009.

For the year ended December 31, 2011, net income was $163 million versus $45 million and $70 million for 2010 and 2009, respectively, reflecting the incremental contribution from the Prime merger, our Australian coal terminal, Chilean electricity transmission operation and European energy distribution business represented 76% of both adjusted EBITDA and FFO in our utilities platform during the year.

For the year ended December 31, 2011, our Australian coal terminal reported adjusted EBITDA and FFO of $182 million and $102 million, respectively, versus $97 million and $59 million, respectively, in the prior period and $11 million and $5 million, respectively, in 2009. Adjusting for the change in ownership due to the Prime merger, our Australian coal terminal’s FFO increased by 15% versus the prior year as a result of its regulatory rate increase in January of 2011 as well as favourable foreign exchange movements. The increase in FFO in 2010 relative to 2009 was primarily attributable to the full year contributions form the Prime recapitalization.

For the year ended December 31, 2011, our Chilean electricity transmission operations’ adjusted EBITDA and FFO were $58 million and $46 million, respectively, versus $51 million and $39 million, respectively, in the prior period and $48 million and $36 million, respectively, in 2009. Adjusted EBITDA and FFO increased versus the prior periods due to positive revenue indexation and the contribution from growth capital expenditures.

For the year ended December 31, 2011, our UK regulated distribution business earned adjusted EBITDA and FFO of $79 million and $62 million, respectively, versus $23 million and $14 million, respectively, in the prior period and $2 million and $nil, respectively, in 2009. Adjusting for the change of ownership due to the Prime merger, FFO increased by 116% versus the prior period, primarily due to higher connections revenues associated with the growth of our electricity connection business, and due to improved home building activity in the UK. As a result of improved home building activity, connections at our UK regulated distribution business were 140% of connections in the prior year. The increase in FFO in 2010 relative to 2009 was primarily attributable to the full year contribution from the Prime recapitalization.

For the year ended December 31, 2011, net income was $163 million for the year versus $45 million and $70 million for 2010 and 2009, respectively, reflecting the incremental contribution from the Prime merger. Net income decline in 2010 from 2009 due to a gain on the sale of our Brazilian Transmission investment in 2009 which more than offset contribution from our Prime investment in 2010. Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our interest rate hedging program. Depreciation and amortization increased to $91 million for the year compared to $60 million in the prior year period and $22 million in 2009, primarily due to the additional assets acquired in the Prime merger.

Business Development and Outlook

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield.

Our capital backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not yet invested capital.

The following table presents the roll-forward of our capital backlog at December 31, 2011:

MILLIONS, UNAUDITED	Year ended December 31
Capital project backlog, start of period	$310
Additional capital projects mandates	159
Less capital expenditures	(188)
Foreign exchange and other	3

Capital backlog, end of period	$284
Construction work in progress	68

Total capital to be commissioned into rate base	$352

We finished the period with a capital backlog of $284 million, a decrease of $26 million compared with December 31, 2010. The decrease is attributable to capital expenditures that exceeded additional capital project mandates won during the year. As of year end, the biggest contributors to our capital backlog were our UK distribution business, Texas transmission project, Australian coal terminal and our Chilean electricity transmission operations at $114 million, $64 million $47 million and $32 million, respectively. In addition, our construction work in progress was $68 million at year end, a $24 million increase from the prior period primarily due to capital expenditures at our Texas transmission project. Construction work in progress represents capital that we have invested that will begin earning a return upon commencement of service, at which point such investments will be added to our rate base. In total, we finished the year with $352 million of capital that has yet to be commissioned into our rate base.

During the year, we invested $9 million to purchase a 23% interest in a high voltage direct current (HVDC) transmission line that connects New England and Long Island. The subsea cable provides service to the Long Island Power Authority under an availability-based contract with a remaining term of 21 years. This investment added $42 million to our rate base, on which we expect to earn a return in the low-teens.

On January 27, 2012, we invested approximately $54 million to purchase a 17% interest in a Colombian distribution utility. This utility holds the license to distribute electricity in the Boyacá region, which is located approximately 150 kilometres north of Bogotá and is home to 1.3 million residents with growing cement, steel and coal industries. The utility benefits from a strong regulatory environment, similar to the Chilean framework. It generates inflation protected returns as it earns a return on a regulated asset base that is annually indexed to Colombian inflation. Our Colombian distribution utility was the last of the major distribution utilities to be privatized by the government, and its utility license allows it to participate in the generation, transmission, distribution and retail commercialization sectors of the electricity industry on an integrated basis. As a result, we hope to leverage this investment as a platform for growth in the power sector in Colombia. This investment will add $82 million to our rate base in the first quarter of 2012.

Transport and Energy Operations

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Growth capital expenditures	$356	$61	$—
Adjusted EBITDA margin(1)	34%	31%	42%
Funds from operations (FFO)	$167	$91	$13
Maintenance capital	(65)	(33)	—

Adjusted funds from operations (AFFO)	$102	$58	$13

AFFO yield(2)	7%	9%	15%

(1)	Adjusted EBITDA margin is adjusted EBITDA divided by revenues.
(2)	AFFO yield is AFFO divided by time weighted average invested capital.

Our transport and energy platform earned adjusted EBITDA and FFO of $323 million and $167 million, respectively, for the year ended December 31, 2011 compared with $169 million and $91 million, respectively, in the prior year and $24 million and $13 million, respectively, in 2009. The increase in FFO compared to the prior year was attributable to the Prime merger offset by weak performance from our Australian railroad and North American gas transmission business. The increase in FFO 2010 versus 2009 is primarily attributable to a full year contribution from our Prime recapitalization. After deducting maintenance capital expenditures, we generated an AFFO yield of 7% on an invested capital base of $1,693 million, compared with 9% in the prior year and 15% in 2009. The decline in AFFO yield is primarily the result of a reduction in returns on capital at both our North American energy transmission operations and our Australian railroad, combined with an increase in invested capital in this segment due to investments in our Australian railroad and UK port that have not yet begun to generate cash flow. We expect the AFFO yield in this segment to increase to mid-teens once the expansion projects at our Australian railroad are commissioned.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenues	$951	$548	$57
Cost attributed to revenues	(628)	(379)	(33)

Adjusted EBITDA	323	169	24
Interest expense	(156)	(79)	(9)
Other (expenses) income	—	1	(2)

Funds from operations (FFO)	167	91	13
Depreciation and amortization	(112)	(72)	(4)
Deferred taxes and other items	(8)	28	(5)

Net income	$47	$47	$4

The following table presents proportionate adjusted EBITDA and FFO for each business in this operating platform:

	$000	$000	$000	$000	$000	$000
	Year ended December 30
	Adjusted EBITDA				FFO
MILLIONS, UNAUDITED	2011	2010	2009	2011	2010	2009
Rail road
Australasia	$98	42	4	56	26	3
Energy Transmission and Distribution
North America	120	62	9	52	35	5
Other	23	7	—	17	4	—
Ports
UK	41	32	4	24	17	2
Europe	41	26	7	18	9	3

Total	$323	$169	$24	$167	$91	$13

Our Australian railroad, North American energy transmission operations and UK port were responsible for 80% and 79% of adjusted EBITDA and FFO, respectively, in our transport and energy platform during the year.

For the year ended December 31, 2011, our Australian railroad reported adjusted EBITDA and FFO of $98 million and $56 million, respectively, versus $42 million and $26 million, respectively, in the prior year and $4 million and $3 million, respectively, in 2009. Adjusting for the change in ownership due to the Prime merger, FFO was 9% lower than the prior year primarily due to a poor grain harvest in 2010 and higher maintenance expenses. The increase in FFO in 2010 relative to 2009 was primarily attributable to the full year contribution from the Prime recapitalization in November 2009. The 2011 grain harvest in Western Australia has been confirmed as one of the best on record at approximately 15 million tonnes, or 140% of average. This compares with the 2010 grain harvest of approximately 6 million tonnes, or 60% of average, which was one of the lowest on record. In 2012, our Australian railroad is expected to benefit significantly from transporting these additional volumes.

For the year ended December 31, 2011, our North American energy transmission operations reported adjusted EBITDA and FFO of $120 million and $52 million, respectively, versus $62 million and $35 million, respectively, in the prior year and $9 million and $5 million, respectively, in 2009. Adjusting for the change in ownership due to the Prime merger, FFO declined by 37% versus the prior period primarily due to the implementation of the FERC rate settlement and softening market conditions that negatively impacted sales of retained natural gas, market sensitive transportation capacity and line pack services. The FERC rate settlement was fully phased in as of July 1, 2011. The increase in FFO relative to 2009 was primarily attributable to the full year contribution from the Prime recapitalization.

For the year ended December 31, 2011, our UK port operation reported adjusted EBITDA and FFO of $41 million and $24 million, respectively, versus $32 million and $17 million, respectively, in the prior year and $4 million and $2 million, respectively, in 2009. Current year results benefitted from minimum volume payments related to the Teeside Cast Products Plant and a $4 million sign on fee from an energy customer. These factors more than offset a decline in volume handled as a result of a slowdown in economic activity compared with the prior year and a reduction in revenues from a customer that experienced a maintenance shutdown during the year. The increase in FFO in 2010 relative to 2009 was primarily attributable to the full year contribution from the acquisition as well as volume growth in our Teesport container terminal operations.

For the year ended December 31, 2011, net income was $47 million versus $47 million and $4 million for 2010 and 2009, respectively. Net income was flat compared to 2010 as the incremental contribution from the Prime merge in 2011 was offset by a deferred tax recovery recognized - 2010 by an Australian rail operation. Non-cash expenses are primarily comprised of depreciation and amortization and deferred taxes. Depreciation and amortization increased to $112 million for the year compared to $72 million in the prior year and $4 million in 2009, primarily due to the additional asset acquired in the Prime merger.

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invested capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next 2 years:

MILLIONS, UNAUDITED
Australian railroad operations	$349
UK port operations	12

Growth capital projects	361
Construction work in progress	222

Total capital to be commissioned	$583

Our Australian railroad’s expansion program is comprised of six customer initiated projects, which will increase our volume by a minimum of approximately 25 million tonnes per annum by early 2014. Approximately 91% of projected minimum volumes under these Commercial Track Access Agreements, or CTAAs, will be subject to take-or-pay provisions, and revenues will be indexed to inflation. In the next three years, as the projects enter commercial operations, minimum take-or-pay revenues will total approximately $A65 million in 2012, increasing to approximately A$160 million in 2013, and A$170 million in 2014. Upon commissioning of all six expansion projects, we expect that the adjusted EBITDA of our railroad will increase by $150 million per annum. To the extent that volumes exceed minimum take-or-pay levels, we will generate incremental adjusted EBITDA above this level. Overall, once revenue from the expansion fully ramps up, the cash flow profile of our railroad will be fundamentally transformed as 60% of our railroad’s revenues will be underpinned by take-or-pay provisions, and less than 10% of our revenues will be subject to fluctuations in the grain harvest.

Project	Projected Minimum Volume	Expected Start Date
Extension Hill iron ore project	3.0 mtpa	Q4 2011
KML iron ore project	10.0 mtpa	2012
Yilgarn iron ore project (Mineral Resources Ltd. or MRL)	4.4 mtpa	Q4 2011
Worsley alumina expansion	2.0 mtpa	2012
Koolyanobbing iron ore mine expansion	2.2 mtpa	2012
Collie urea project	2.0 mtpa	2015

The total capital cost of our Australian railroad’s expansion program is estimated to be approximately A$600 million, predominantly invested in the next year. To date, we have invested approximately A$265 million of the estimated total cost, of which A$100 million has been commissioned. While we have lost some productivity due to labour issues, we currently expect to make up this lost time and complete the projects on time and on budget.

During the year, we executed a A$350 million non-recourse, construction financing for our Australian railroad. The financing is essentially an upsizing of our existing credit facility, and it has an interest rate of approximately 8% and a maturity in 2014. The terms of the financing benefitted from a $300 million security package that we were able to secure from one of our customers to support its take-or-pay obligations. Once we complete construction, we plan on refinancing this bank facility in the capital markets.

In December, we invested approximately $160 million in an acquisition of a 33 kilometre toll road and tunnel that is a key ring road in the transportation network of Santiago, Chile. These toll road concessions are long-lived, with expirations in 2033 and 2037, respectively. This investment seeds our toll road platform with a high quality asset in a high growth country that has a solid concession regime.

Timber

The following table presents our proportionate share of selected statistics of our timberlands as of December 31, 2011:

	As of
UNAUDITED	December 31, 2011	December 31, 2010
Timberlands (000’s acres)	419	419
HBU lands (000’s acres)	12	12
Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.9	2.9

Our timberlands have an estimated deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets have improved, we have been ramping-up our harvest levels to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, adjusted EBITDA margin and AFFO yield.

Results of Operations

The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Year ended December 31, 2011
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	855	933	$98	$91
Whitewood	394	438	89	39
Other species	318	333	72	24

	1,567	1,704	$90	$154
HBU and other sales				1

Total				$155

	Year ended December 31, 2010
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	604	632	$85	$54
Whitewood	341	373	72	27
Other species	280	292	72	21

	1,225	1,297	$79	$102
HBU and other sales				4

Total				$106

	Year ended December 31, 2009
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	502	538	$78	$42
Whitewood	237	258	61	16
Other species	235	261	70	18

	974	1,057	$72	$76
HBU and other sales				1

Total				$77

From a macroeconomic perspective, U.S. housing starts remained depressed at 607,000 for the year. This level is approximately 40% of long-term trend levels. Consensus forecasts of U.S. housing starts predict an increase in housing starts to 670,000 units in 2012, 900,000 in 2013 and 1.3 million in 2014. Despite relatively weak demand from new housing starts, prices for timber increased on a year-over-year basis, as demand from off-shore consumers for high quality logs forced domestic consumers in the Pacific Northwest region to increase prices in order to attract deliveries.

For the year ended December 31, 2011, indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 22% and 24%, respectively, above prior year levels and 55% and 66%, respectively, above 2009 levels. Prices for Douglas-fir sold to China and Korea were approximately 11% and 21% above domestic prices in 2010 and 2009, respectively. Prices for whitewood sold to these same markets were approximately 29% and 28% higher than domestic prices in 2010 and 2009, respectively.

To capitalize on this strong price environment, we increased the harvest of our higher margin Douglas-fir and continued to harvest significant volumes of whitewood for export to the Chinese and Korean markets. Sales volumes of Douglas-fir and whitewood were 48% and 17%, respectively, above the previous year and 73% and

70% above 2009 levels. Sales volumes of other species increased 14% and 28% above 2010 and 2009 levels, respectively. During the year, 47% of our timber was exported to off-shore markets compared with 46% and 42% in 2010 and 2009, respectively.

The following table presents select key metrics of our timber platform:

	Year ended December 31
MILLIONS UNLESS OTHERWISE NOTED, UNAUDITED	2011	2010	2009
Harvest (000’s m3)	1,567	1,225	974
Harvest as % of LRSY	99%	77%	61%
Adjusted EBITDA margin(1)	39%	34%	28%
Funds from operation (FFO)	$33	$11	$(3)
Maintenance capital	(3)	(3)	(6)

Adjusted funds from operations (AFFO)	$30	$8	$(9)

AFFO yield(2)	6%	2%	(2% )

(1)	Adjusted EBITDA divided by revenue, excluding HBU and other revenue.
(2)	AFFO divided by time weighted average invested capital.

The following table presents our timber platform’s proportionate share of financial results.

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Revenue	$155	$106	$77
Cost attributed to revenues	(95)	(70)	(56)

Adjusted EBITDA	60	36	21
Other income	1	3	2
Interest expense	(28)	(28)	(26)

Funds from operations (FFO)	33	11	(3)
Performance fee	—	—	5
Fair value adjustments	93	10	(66)
Deferred taxes and other items	(35)	3	14

Net income	$91	$24	$(50)

For the year ended December 31, 2011, our timber operations’ adjusted EBITDA and FFO totaled $60 million and $33 million, respectively, compared with $36 million and $11 million, respectively, in 2010 and $21 million and negative $3 million, respectively, in 2009.

For the year ended December 31, 2011, our average realized price increased by 14% and 25% over 2010 and 2009, respectively. In response, we increased our harvest by 28% and 61% over 2010 and 2009 levels, respectively. Harvest and delivery costs per unit increased 10% compared to prior periods, due to the combination of operating in higher cost areas and higher fuel costs. Overall, our adjusted EBITDA margin increased as price improvements and increased sales volumes more than offset cost increases.

For the year ended December 31, 2011, our share of revenue from HBU land and other sales was $1 million, compared to $4 million and $1 million in 2010 and 2009, respectively.

For the year ended December 31, 2011, net income was $91 million versus $24 million in 2010 and a loss of $50 million in 2009. For the year ended December 31, 2011, we recorded a positive fair value adjustment of

$93 million compared to a $10 million positive adjustment and a $66 million negative adjustment in 2010 and 2009, respectively. The increase results from the strength of current timber markets and the outlook for log prices over the short-to-medium term.

Business Development

We expect market prices in the coming year to be comparable to 2011 as off-shore demand remains strong and demand in the domestic market makes modest gains.

Over the medium-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. inland region;

•	Ongoing demand from Asian markets;

•	The rapidly expanding bio-fuel industry; and

•	Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the twelve months ended December 31, 2011, 2010 and 2009:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
General and administrative costs	$(9)	$(18)	$(8)
Base management fee	(53)	(28)	(10)
Other income	4	8	2
Financing costs	(25)	(11)	(6)

Funds from operations (FFO)	(83)	(49)	(22)
Revaluation gain	—	396	28
Deferred taxes and other	(31)	(33)	23

Net Income	$(114)	$314	$29

For the year ended December 31, 2011, general and administrative costs were lower than 2010 as the prior year included our proportionate share of Prime’s general and administrative expenses. Following the Prime merger, many of these services are provided under the Master Services Agreement, and as a result, a substantial portion of these costs have been absorbed by Brookfield. General and administrative costs increased versus 2009 primarily as a result of additional costs arising from the growth of our business. We currently anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt net of cash. For the year ended December 31, 2011, this fee increased over 2010 and 2009 due primarily to the equity issuances in December 2010 and November 2009 and an increase in price of our units.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. Financing costs for the current year were higher than the comparable periods, primarily due to the increased average corporate debt balance as we drew on our corporate credit facility to finance capital expenditures prior to our equity issuance and a full year of higher interest expense on Prime’s corporate bonds following the merger.

For the year ended December 31, 2011 the net loss was $114 million versus net income of $314 million in 2010 and $29 in 2009, as 2010 and 2009 benefited from a $396 million and revaluation gain, $28 million, respectively, recognized on the completion of the Prime merger and acquisition of PD Ports, respectively.

Other Investments

In addition to our investments in utilities, transport and energy and timberlands, we hold certain other investments which in total comprise less than 1% of our invested capital. Other investments include the results from our interests in public private partnerships, or “PPPs”.

PPPs have finite concessions of between 25 to 30 years, and cash generated from these projects must fully amortize project debt over the term of the concession. Thus, FFO for our PPP operations include IFRS net income plus depreciation less debt amortization, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term concession contracts funded with long-term financing arrangements.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at December 31, 2011 and 2010 were insignificant and would not adversely impact our ability to meet cash obligations.

Our group-wide liquidity was in excess of $1.5 billion and $1.0 billion as of December 31, 2011 and 2010, respectively, and was comprised of the following:

MILLIONS, UNAUDITED	As of December 31, 2011	As of December 31, 2010
Uncommitted corporate cash	$79	$2
Committed corporate credit facility	700	700
Draws on corporate credit facility	—	(18)
Proportionate cash retained in subsidiary businesses	127	196
Proportionate availability under subsidiary credit facilities	640	129

Group wide liquidity	$1,546	$1,009

At December 31, 2011, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure’s present requirements.

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September 2013. All amounts outstanding at that time will be repayable in full. At December 31, 2011, nil was drawn on this facility.

In 2012, we will seek to proactively refinance our debt portfolio and extend maturities. We are planning on retiring holding company debt at our natural gas transmission business and subsidiary holding company debt assumed with the Prime merger, which in aggregate totals approximately $300 million. We intend to fund these retirements with a long-term debenture issued by Brookfield Infrastructure.

Our equity strategy is to issue equity in conjunction with future acquisitions and large scale organic growth projects. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. Brookfield Infrastructure endeavors to maintain current shelf registrations to enable us to issue securities in both the U.S. and Canadian markets. During the fourth quarter of 2011, we issued approximately 28 million Brookfield Infrastructure units. In total, we raised net proceeds of approximately $660 million. Proceeds from the offering were used to fund the paydown on our credit facility, which was drawn to fund the equity investment in our Australian railroad, as well as the $160 million investment in our Chilean toll road.

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavor to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of December 31, 2011, scheduled principal repayments for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2012	2013	2014	2015	2016	Beyond	Total
Recourse borrowings
Corporate borrowings	2	$—	$—	$—	$—	$—	$—	$—
Subsidiary borrowings	1	114	—	—	—	—	—	114

Total recourse borrowings	1	114	—	—	—	—	—	114

Non-recourse borrowings(1),(2)
Utilities	7	64	601	115	65	312	1,340	2,497
Transport and energy	6	519	212	584	21	83	798	2,217
Timber	6	—	136	—	130	—	209	475

Total non-recourse borrowings(1),(2)	7	583	949	699	216	395	2,347	5,189

Total borrowings	7	$697	$949	$699	$216	$395	$2,347	$5,303

Cash retained in businesses
Utilities								$34
Transport and energy								82
Timber								11
Corporate								79

Total cash retained								$206

Net debt
Utilities								$2,463
Transport and energy								2,135
Timber								464
Corporate								35

Total net debt								$5,097

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(2)	Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of December 31, 2011 was 55%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
MILLIONS, UNAUDITED	2011	2010
Consolidated debt	$4,885	$4,593
Less: borrowings attributable to non-controlling interest	(1,812)	(1,675)
Premium on debt and cross currency swaps	148	154
Add proportionate share of borrowings of investments in associates:
Utilities	703	675
Transport and energy	1,379	1,303

Proportionate debt	$5,303	$5,050

The following table summarizes our proportionate average debt balance and cash interest expense for each operating platform:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$2,439	6.1%	$148	$1,469	5.5%	$81	$470	6.0%	$28
Transport and energy	2,140	7.4%	159	1,143	6.9%	79	154	5.8%	9
Timber	475	5.9%	28	474	5.9%	28	475	5.3%	25
Subsidiary corporate borrowings	115	10.4%	12	57	10.5%	6	19	10.5.%	2
Corporate borrowings	158	5.1%	8	2	—	—	—	—	—

Total	$5,327	6.7%	$355	$3,145	6.2%	$194	$1,118	5.7%	$64

FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents the hedged position of our equity investment in foreign currencies as of December 31, 2011:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD		NZD		CLP	CAD		GBP	EUR
Equity Investment—US$	$1,456		$1,819		$182	$159		$128	$320	$142
FX contracts—US$	478		(160)		(27)	—		—	(222)	(69)

Net unhedged—US$	1,934		1,659		155	159		128	98	73
Net equity investment—natural currency	1,456		1,782		235	82,712		130	206	110
FX contracts—natural currency	478		(157)		(35)	—		—	(143)	(53)

% of equity investment hedged	n/a		9%		15%	—		—	69%	48%
Unhedged position in natural currency	n/a	A$	1,625	NZ$	200	CLP 82,712	C$	130	£63	€57

At December 31, 2011, we had hedges in place equal to approximately 17% of our net equity investment in foreign currencies. In the current period, we recorded losses of $30 million in comprehensive income relating to these contracts.

We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over such contracts so that we will continue to have approximately 70% of the next twelve months of estimated FFO hedged. We will periodically re-evaluate this strategy.

For the year ended December 31, 2011, 15%, 40% and 25% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 20% generated in other currencies. As a result of our FFO hedging program, 43%, 24% and 15% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 18% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would result in approximately a $24 million or 6% change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $33 million or 9% variance in FFO.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the year, we generated $82 million of cash available for re-investment, which partially funded our growth capital expenditures. The remainder of our investments were funded by asset level credit facilities and our $660 million equity issuance.

The following table highlights the sources and uses of cash during the year:

	Year ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Funds from operations (FFO)	$392	$197	$117
Less maintenance capital	(92)	(49)	(18)

Funds available for distribution (AFFO)	300	148	99
Distributions paid	(218)	(117)	(59)

Funds available for reinvestment	$82	$31	$40
Growth capital expenditures	(544)	(130)	(25)
Asset level debt funding of growth capital expenditures	149	—	14
New investments and debt paydowns	(259)	—	(920)
Disposals, changes in working capital and other	(60)	40	290
Draws (repayments) on corporate credit facility	(18)	18	(139)
Proceeds from unit issuance	658	—	929

Change in proportionate cash retained in business	8	(41)	189
Opening, proportionate cash retained in business	198	239	50

Closing, proportionate cash retained in business	$206	$198	$239

The following table presents the components of growth and maintenance capital expenditures by operating platform:

			Year ended December 31
MILLIONS, UNAUDITED			2011	2010	2009
Growth capital expenditures by segment
Utilities			$188	$69	$25
Transport and energy			356	61	—
Timber			—	—	—

			$544	$130	$25

	Current Estimated Sustaining Capex		Actual Capex
Maintenance capital expenditures by segment	Low	High	2011	2010	2009
Utilities	$23	$26	$24	$13	$12
Transport and energy	60	70	65	33	—
Timber	2	4	3	3	6

	$85	$100	$92	$49	$18

PARTNERSHIP CAPITAL

As of December 31, 2011, our partnership owned limited partnership units that represented approximately 71% of the Holding LP’s total outstanding units, and Brookfield owned Redeemable Partnership Units that represented approximately 28% of the Holding LP’s total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all units so presented to the Holding LP in exchange for units on a one-for-one basis, subject to certain customary adjustments. As these Redeemable Partnership Units can be settled on a one-for-one basis at the sole discretion of our partnership with our units, Brookfield Infrastructure classifies these units as limited partnership units of our partnership. Based on the number of units outstanding as of December 31, 2011, Brookfield’s aggregate limited partnership interest in our partnership would be approximately 30%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

Brookfield also owns general partnership units that represent approximately 1% of the Holding LP’s total outstanding units. The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year ended December 31, 2011, the partnership paid incentive distributions of $4 million (2010: $nil, 2009: $nil).

As of December 31, 2011 the total number of our limited partnership units outstanding was comprised as follows:

	2011	2010
General partnership units	1,066,929	1,066,929
Limited partnership units	184,050,192	156,361,093

Total	185,117,121	157,428,022

During 2011 and 2010, our outstanding issued limited partnership units changed as follows:

	2011		2010
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,881	156,361,093	$1,807	105,625,900
Units issued	658	27,689,099	1,074	50,735,193

Outstanding at end of year	$3,539	184,050,192	$2,881	156,361,093

During 2011 and 2010, the number of our issued and outstanding general partnership units changed as follows:

	2011		2010
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,929	$19	1,066,929

Outstanding at end of year	$19	1,066,929	$19	1,066,929

On October 26, 2011, our partnership issued 19,370,025 units at $24.75 per unit in the U.S. and Canada. In addition, the Holding LP issued 8,301,439 Redeemable Partnership Units at $23.76. In total, $657 million of proceeds was raised through this issuance.

On December 8, 2010, we completed the Merger Transaction whereby Prime securityholders received 0.24 units and A$0.20 per Prime security held. As a result, we increased our ownership of Prime from 40% to 100%. We issued approximately 49.8 million units at $21.45 per unit and 0.9 million Redeemable Partnership Units at an average price of $18.31 per unit (or 50,735,149 units, including Redeemable Partnership Units, in the aggregate at an average price of $21.31 per unit) in connection with the Merger Transaction.

Our partnership had 132,352,111 units outstanding at December 31, 2011, which are publicly traded on the NYSE and TSX. Our partnership owns 132,352,111 of the Holding LP’s limited partnership units representing an economic interest of 71%. The Holding LP had 51,698,081 Redeemable Partnership Units outstanding at December 31, 2011, which are owned by Brookfield.

In June 2010, we implemented a distribution reinvestment plan, or the Plan, that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 17,635 units (2010: 44 units) under the Plan.

In February 2012, we authorized a unit repurchase program, or the 2012 Program, to replace the unit repurchase program that ended on December 9, 2011, or the 2011 Program. Repurchases were authorized for the period beginning on February 13, 2012 and ending on February 12, 2013 or earlier should we complete our repurchases prior to such date. In the year ended December 31, 2011, no units were repurchased and cancelled under this program. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for more information.

FINANCIAL RISK MANAGEMENT

Our business is impacted by changes in currency rates, interest rates and other financial exposures. As a general policy, we endeavor to maintain balanced positions where practical or economical to do so, although unmatched positions may be taken. Our principal financial risks are foreign currency and interest rate fluctuations.

We prefer to naturally hedge financial risks with items, such as debt denominated in local currencies, that offset the profile of our operations. We also make selective use of financial instruments, known as derivatives, to hedge financial positions from time-to-time when natural hedges are not available or when derivatives are more cost effective. The use of derivatives is governed by prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we seek to minimize credit risk through collateral and other mitigation techniques.

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

Interest Rate and Inflation Risk

Interest rate risk exists principally due to our subsidiaries and associates indebtedness with variable rates. Our subsidiaries have long-term debt of $5,303 million (on a proportionate basis) as of December 31, 2011, of which approximately 44% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 8% of our total borrowings.

Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our South American electricity transmission operations in Chile is subject to inflation risk as 88% of its debt portfolio is denominated in Unidad de Fomento, or UF, which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. However, we believe this is offset by the nature of our revenues which, both contractually and in the regulatory framework, are in large part indexed to Chilean inflation.

Foreign Currency Risk

Our principal foreign exchange risks involve changes in the value of the Australian dollar, pound sterling and Chilean peso versus the U.S. dollar, and to a lesser extent, changes in the Canadian dollar, Euro and New Zealand dollar versus the U.S. dollar. Our strategy with respect to hedging this risk is primarily to utilize foreign currency derivative contracts as described above in the foreign currency hedging strategy section. At December 31, 2011, we had hedges in place equal to approximately 17% of our net equity investment in foreign currencies.

Within our Chilean electricity transmission system and our Canadian businesses, we also utilize natural hedges. Although revenue from our Chilean electricity is billed in Chilean pesos, they are a combination of Chilean peso and U.S. dollar amounts that are converted to Chilean peso prior to invoicing from an economic perspective. These revenues are calculated based upon a return on the replacement cost of the transmission system, which is comprised of components denominated in U.S. dollars as well as Chilean peso. Based on existing long-term contracts and the current regulatory framework, we estimate that our revenues are 71% Chilean peso and 29% U.S. dollar. Factoring in our Chilean peso debt financings and cross-currency interest rate swaps, we estimate that FFO from South American electricity transmission operations are 40% U.S. dollar and 60% Chilean peso.

Our Canadian dollar exposure is attributable to our Ontario electricity transmission operations and our Canadian freehold timberlands. From a strategy standpoint, we offset the long position in Canadian dollars from our Ontario electricity transmission operations with a short position in Canadian dollars from our Canadian freehold timberlands. Our Canadian freehold timberland’s output is sold into both international and local markets. We view the international timber market as a market that is denominated in U.S. dollars, whereas the local market is denominated in Canadian dollars. Our local timber sales offset roughly half of our operating and maintenance costs, which are largely Canadian dollar based. Our Canadian freehold timberland’s project debt financing is U.S. dollar based. As a result, this operation has effectively a short position in Canadian dollars.

Commodity Risk

Our principal commodity risks are to the price of timber and natural gas, and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations’ log sales are at short-term market prices. As there is no liquid forward contract to hedge our position, we are exposed to fluctuations in log prices.

Revenues from our Chilean electricity transmission operation are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B “Business Overview”. Approximately 64%, 31% and 5% of revenues are adjusted on a semi-annual, monthly, and annual basis, respectively. Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals will impact our revenues.

Certain of our subsidiaries have indirect exposure to natural gas as increased demand for natural gas increases utilization of their networks. Furthermore, our North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2010. See Item 4.B “Business Overview—Current Operations—Transport and Energy—Transmission and Distribution Operations” for more information.

We do not currently use any strategies or instruments to manage the commodity risks in our operations.

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2011:

	Payments due by period
MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$354	$354	$—	$—	$—
Interest-bearing liabilities	6,224	362	1,825	1,306	2,731
Finance lease liabilities	15	4	3	8	—
Other Long-Term Liabilities	61	—	14	21	26

	$6,654	$720	$1,842	$1,335	$2,757

In addition, pursuant to the Master Services Agreement, on a quarterly basis the Holding LP pays a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. Based on the market value of our partnership as of December 31, 2011, this fee is estimated to be approximately $63 million per year.

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

We have entered into a number of related party transactions with Brookfield. See Item 7.B—“Related Party Transactions.”

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing our partnership’s financial statements require the determination of the fair value of property, plant and equipment; the fair value of standing timber; the fair value of investment property; the impairment of goodwill and intangibles with indefinite lives; the fair values in business combinations; and the estimation of useful lives of assets of property, plant and equipment.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in a prior year, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

The following is a discussion of our critical accounting policies:

Common control transactions

IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements. The Statements of Operating Results reflect the results of combining entities for all periods presented for which the entities were under the transferors control, irrespective of when the combination takes place.

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

Standing timber

Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value using external valuations on an annual basis.

Intangible Assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised of conservancy rights and service concession arrangements.

The conservancy right was acquired as part of the acquisition of the UK Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life.

Concession arrangements were acquired as part of the acquisition of the Australian coal terminal operation and were recognized at their fair value. These intangible assets relate to the right to control and use a specific port for a contractual length of time. These concession arrangements are amortized over the life of the contractual arrangement (91 years remaining).

Derivative Financial Instruments

Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The asset or liability relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Accounts Receivable and Other or Accounts Payable and Other, respectively.

Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income and expense.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, among other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

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

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Year Ended December 31,
MILLIONS	2011	2010	2009
Net income attributable to partnership	$187	$430	$53
Add back or deduct the following:
Depreciation and amortization	203	132	26
Unrealized losses on derivative instruments	26	18	15
Performance fee	—	—	(5)
Fair value adjustments	(191)	18	66
Revaluation gain	—	(396)	(28)
Deferred taxes and other items	167	(5)	(10)

FFO	$392	$197	$117
Maintenance capital	(92)	(49)	(18)

AFFO	$300	$148	$99

The difference between net income and FFO is primarily attributable to depreciation and amortization expenses, fair value adjustments and revaluation gain.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital.

Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items; non-cash statement of operating results items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•	Invested capital does not fully deduct depreciation expense;

•	Invested capital does not include non-cash statement of operating results items; and

•	Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which can be reinvested in our business. Non-controlling interest is excluded as this represents capital invested by other shareholders. Non-cash statement of operating results items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Partnership capital	$4,206	$3,371
Cumulative differences	(304)	1
Maintenance capital expenditures	(92)	(49)
Non-cash statement of operating results items	205	(233)
Accumulated other comprehensive income	(388)	(174)
Other adjustments	1	(23)

Invested capital	$3,628	$2,893

Our Invested capital by segment is as follows:

MILLIONS, UNAUDITED	December 31, 2011	December 31, 2010
Invested capital by segment
Utilities	$1,400	$1,298
Transport and energy	1,693	1,235
Timber	468	478
Corporate and other	67	(118)

Total invested capital	$3,628	$2,893

We also use adjusted EBITDA as a measure of performance. We define adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). Adjusted EBITDA is expressed as gross margin in our consolidated and combined statements of operating results.

The following table reconciles our consolidated revenues less direct costs (adjusted EBITDA) to our proportionate adjusted EBITDA for the following periods:

	Twelve months ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
As per Brookfield Infrastructure consolidated and combined financial statements:
Revenues	$1,636	$634	$290
Direct operating costs	(899)	(413)	(198)
General and administrative cost	(61)	(35)	(18)

Revenues less direct costs	676	186	74
Less: Non-controlling interest associated with the above	(227)	(109)	(46)

	449	77	28
Add: Proportionate share of adjusted EBITDA of investments in associates	291	313	90

Total proportionate adjusted EBITDA	$740	$390	$118

ITEM 6.	DIRECTORS AND SENIOR MANAGEMENT

6.A	DIRECTORS AND SENIOR MANAGEMENT

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

The following table presents certain information concerning the current board of directors of our Managing General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Bathurst, Canada	65	Chair	Director

Jeffrey Blidner Toronto, Canada	64	Director	Senior Managing Partner of Brookfield Asset Management

David Hamill(2) Ipswich, Qld, Australia	54	Director	Director

Arthur Jacobson, Jr.(2,3) Mamaroneck, New York	49	Director	Managing Member, Martinart Partners, L.L.C., a restaurant

Lou Maroun(3,4) Devonshire parish, Bermuda	61	Director	Director

Lars Rodert(2) Genese, Belgium	50	Director	Director

Anne Schaumburg(4) Short Hills, New Jersey	62	Director	Director

Danesh Varma(3,4) Kingston-Upon-Thames, England	62	Director	Chief Financial Officer, Labrador Iron Mines Limited, a mining company

(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)	Member of the nominating and governance committee. Arthur Jacobson is the Chair of the nominating and governance committee.
(3)	Member of the compensation committee. Danesh Varma is the Chair of the compensation committee.
(4)	Member of the audit committee. Anne Schaumburg is the chair of the audit committee as of February 3, 2011. Danesh Varma is an audit committee financial expert.

Set forth below is biographical information for our Managing General Partner’s current directors.

Derek Pannell.    Derek has served as a director of our Managing General Partner since June 15, 2007. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 42 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and currently serves on the boards of Agrium Inc. and African Barrick Gold. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

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

Lou Maroun.    Lou has served as a director of our Managing General Partner since December 2010. He is the Founder and Executive Chairman of Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory. Prior to this role, he was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Lou currently serves on the board of directors of the general partner of Brookfield Renewable Energy Partners L.P. Lou graduated from the University of New Brunswick in 1972 with a Bachelors Degree with a major in psychology.

Lars Rodert.    Lars has served as a director of our Managing General Partner since December 2010. He is a Senior Portfolio Manager for Inter IKEA Treasury in North America and Europe. Prior to this role, he was most recently Chief Investment Officer, North America, at SEB Asset Management and prior to that he was Head of International Equities at the same firm. Based in Belgium, Lars has an in depth knowledge of continental European markets and is seasoned in analyzing investment opportunities. Lars holds a Bachelor of Arts degree from Stockholm University, with a major in finance.

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

Danesh Varma.    Danesh has served as a director of our Managing General Partner since June 15, 2007. He is the Chief Financial Officer of Labrador Iron Mines Limited, Feronia Inc., Minco plc., Xterra Inc. and Conquest Resources Limited. He joined Minco plc and Conquest Resources Limited in 2006, Labrador Iron Mines Limited in 2007, Xterra Inc. in 2008and Feronia Inc. in 2011. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

Additional Information About Directors and Officers

Until February 2011, CEO of the Manager, Mr. Sam Pollock was a director of Fraser Papers Inc. or Fraser Papers, an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act (CCAA) in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers’ creditors, which was completed in May 2011.

Director of the Managing General Partner, Mr. Danesh Varma has acted as a director of various corporations in several jurisdictions around the world. He was a director and officer of American Resource Corporation Limited when it became subject to a cease trade order by the Ontario Securities Commission in June 2004 for failure to file its audited annual financial statements for the year ended December 31, 2003 and the first quarter interim unaudited financial statements for the period ended March 31, 2004. The cease trade order was lifted in June 2008.

Our Management

Our Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Manager’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 23,000 operating employees and over 500 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	64	36	11	Chair
Samuel Pollock	45	23	18	Chief Executive Officer
John Stinebaugh	45	23	7	Chief Financial Officer

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport and energy and timber operations. Set forth below is biographical information for Messrs. Pollock, and Stinebaugh, however, for biographical information regarding Mr. Blidner see Item 6.A “Directors and Senior Management—Board of Directors of our Managing General Partner”:

Samuel Pollock.    Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Manager. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Asset Management’s Chief Investment Officer. Sam is a Chartered Accountant and holds a business degree from Queen’s University.

John Stinebaugh.    John is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Manager. In his capacity of Chief Financial Officer of the Manager, John is responsible for the Infrastructure Group’s financial reporting, risk management, corporate finance and overall funding activities of the organization. John is also very involved in the group’s utility infrastructure business and runs the group’s operations in the Americas. Prior to joining Brookfield, John was with Credit Suisse Securities (U.S.A.) LLC where he was responsible for mergers and acquisitions and leveraged financings in the energy group. John graduated with a degree in economics from Harvard University and received his Chartered Financial Analyst designation in 1995.

See also information contained in this annual report on Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

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

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Copies of the Master Services Agreement are available electronically on the website of the SEC at www.sec.gov and are made available to our unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

Appointment of the Manager and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Manager, as the service provider, to provide the following services, or arrange for their provision by an appropriate service provider:

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

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Manager (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Manager (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions—Other Services” and Item 7.B “Related Party Transactions—Incentive Distributions.”

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

The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. Our Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our Managing General Partner’s independent directors.

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

Indemnification and Limitations on Liability

Under the Master Services Agreement, the Manager has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Manager. The maximum amount of the aggregate liability of the Manager or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Manager or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Manager, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Manager or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions—Relationship Agreement.”

6.B COMPENSATION

During the year ended December 31, 2011, our Managing General Partner paid each of its directors $50,000 per year for serving on its board of directors and various board committees. Effective from January 1, 2012 this amount was increased to $60,000 per year. The Managing General Partner during the year ended December 31, 2011 paid the chairperson of the board of directors $100,000 per year for serving as chairperson of its board of directors. Effective from January 1, 2012 this amount was increased to $110,000 per year. Also effective from January 1, 2012 an additional amount of $20,000 will be paid to the chairperson of the audit committee, making the audit committee chairperson’s total remuneration for the 2012 fiscal year $80,000.

Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Manager pursuant to which the Manager and certain other affiliates of Brookfield provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership, the Holding LP and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 6.A “Directors and Senior Management—Our Master Services Agreement—Management Fee.” In addition, Brookfield is entitled to receive incentive distributions from the Holding LP described under Item 7.B “Related Party Transactions—Incentive Distributions.”

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

6.C BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of our Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our Managing General Partner’s By-laws. Our Managing General Partner’s board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the By-laws of the Managing General Partner. The following is a summary of certain provisions of those By-laws that affect our partnership’s governance.

Size, Independence and Composition of the Board of Directors

Our Managing General Partner’s board of directors is currently set at eight directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner’s shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our Managing General Partner’s By-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Transactions Requiring Approval by Independent Directors

Our Managing General Partner’s independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	the dissolution of our partnership;

•	any material amendment to the Master Services Agreement, our limited partnership agreement or the Holding LP’s limited partnership agreement;

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

Transactions in which a Director has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with our Managing General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our Managing General Partner and our partnership at the time it is approved.

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

The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

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

The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising our Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. The nominating and governance committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

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

The compensation committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The compensation committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

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

Our Managing General Partner’s By-laws

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

Under our Managing General Partner’s By-laws, our Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Managing General Partner’s By-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our Managing General Partner’s By-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Governance of Brookfield Infrastructure

The board of directors of the Infrastructure General Partner is identical to the board of directors of our Managing General Partner and has substantially similar governance arrangements as our partnership. However, the Infrastructure General Partner’s By-laws allow for alternate directors and do not require that the board of directors establish and maintain committees. A director of the Infrastructure General Partner may by written notice to the secretary of the Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director’s place at any meeting of the Infrastructure General Partner’s board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a resident of a jurisdiction if such residency would cause more than 50% of the directors (as a group) or the independent directors (as a group) to consist of directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). The board of directors of the Infrastructure General Partner is evaluating whether it will continue to maintain committees going forward.

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

6.E SHARE OWNERSHIP

Each of our directors and officers of our Managing General Partner own less than one percent of our units

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at March 31, 2012.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	51.7 million	(3)	28.1	%(3)
Partners Limited	54.0 million	(4)	29.3	%(4)
Morgan Stanley Investment Management Inc.	12.3 million	(5)	9.3%
TD Asset Management Inc.	8.0 million	(6)	6.0%
FMR LLC	7.3 million	(7)	5.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Units relating to securities currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	Except as set forth in footnotes (3) and (4) below, the percentages shown are based on 132,370,499 units outstanding as of March 31, 2012.
(3)	Brookfield Asset Management may be deemed to be the beneficial owner of 51,747,011 of our units that it holds through wholly-owned subsidiaries, constituting approximately 28.1% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption Exchange Mechanism.” This amount includes 48,930 of our units beneficially held by Brookfield Asset Management.
(4)

Partners Limited owns all of Brookfield Asset Management’s Class B Limited Voting Shares and approximately 50% of BAM Investment Corp.’s common shares. Partners Limited may be deemed to be the beneficial owner of 53,985,955 of our units, constituting approximately 29.3% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption Exchange Mechanism.” This amount includes 2,218,649 of our units beneficially held by BAM Investment Corp. and 48,930 of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power

(together with each of Brookfield Asset Management and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units with respect to which it has sole voting and investment power.
(5)	Based on a Schedule 13F filed by Morgan Stanley on February 13, 2012 with the SEC and other information available to our partnership.
(6)	Based on Amendment No. 1 to a Schedule 13G filed by TD Asset Management Inc. on March 23, 2012 with the SEC.
(7)	Based on a Schedule 13G filed by FMR LLC on February 14, 2012 with the SEC.

On February 20, 2009, Brookfield Asset Management, Brookfield Financial Corp., BAM Investments Corp. and Partners Limited jointly filed an amendment to their Schedule 13D with the SEC reflecting shared beneficial ownership of 17,400,517, or 45.5%, of our units. On May 20, 2011, Brookfield Asset Management, Inc., BAM Investments Corp. and Partners Limited jointly filed an amendment to their Schedule 13D with the SEC reflecting shared beneficial ownership of 45,684,516, or 29.2%, of our units.

On January 19, 2010, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 5,057,100, or 8.01%, of our units. On January 12, 2011, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 4,790,825, or 4.24%, of our units. On November 8, 2011, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 7,266,993, or 5.49%, of our units. On March 23, 2012, TD Asset Management Inc. filed an amendment to its Schedule 13G with the SEC reflecting beneficial ownership of 7,918,919, or 5.98%, of our units.

On February 16, 2010, FMR LLC and Mr. Edward C. Johnson 3d jointly filed a Schedule 13G with the SEC reflecting beneficial ownership of 2,064,000, or 9.179%, of our units. On April 12, 2010, the foregoing reporting persons filed an amendment to their Schedule 13G with the SEC reflecting beneficial ownership of 2,475,136, or 3.919%, of our units. On February 14, 2012, the foregoing reporting persons filed a Schedule 13G with the SEC reflecting beneficial ownership of 7,292,206, or 5.51%, of our units.

Our major unitholders have the same voting rights as all other holders of our units.

As of March 31, 2012, 2,962,687 of our outstanding units were held by 15,541 holders of record in the United States, not including The Depository Trust Company, or DTC. As of March 31, 2012, DTC was the holder of record of 129,407,812 units.

See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

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

See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.A “Major Shareholders.”

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

Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield.” Under the terms of the Relationship Agreement, our partnership, the Holding LP and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, the Holding LP and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business.

Since Brookfield has large, well established operations in real estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield has also appointed an affiliate as its primary vehicle through which Brookfield will acquire renewable power assets on a global basis. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

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

Voting Agreements

Our partnership and Brookfield have entered into voting agreements, or the Voting Agreements, that permit (i) our partnership, through our Managing General Partner, to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities, and (ii) our partnership or our partnership’s designated affiliates to direct all eligible votes in the election of directors of the following entities, which control entities in which we have an interest:

•	Global Timber Investment GP, LLC, which controls Longview;

•	Island Timberlands GP Ltd., which controls Island Timberlands;

•	Brookfield Ports (UK) Limited, which controls PD Ports;

•	Brookfield Global (Sub) GP Limited, which controls DBCT;

•	BAIF CSC AIV Holdings LLC, which controls Cross-Sound Cable (CSC); and

•	Empresa de Energia de Boyacá SA (EBSA), which controls our Colombian distribution business.

Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the above noted entities will be voted in favor of the election of directors, or managers, as applicable, approved by our partnership or our partnership’s designated affiliates, as applicable. For these purposes, our partnership or our partnership’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our partnership or our partnership’s designated affiliates, as applicable, in their discretion.

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

Pursuant to the Voting Agreement relating to CSC and EBSA, the counterparty has also agreed that any voting rights with respect to the relevant controlling entity will be voted in accordance with the direction of our partnership with respect to the approval or rejection of the following matters relating to the controlling entity: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) in the case of EBSA, any amendment to the EBSA by-laws or (v) any commitment or agreement to do any of the foregoing.

In addition, pursuant to the Voting Agreements, Brookfield has agreed that it will not exercise its right under the limited partnership agreements for certain entities (including the Infrastructure GP LP) to remove the general partner of such entities except with the prior consent of our partnership.

Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that our Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that that the Infrastructure GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, or (iv) at such time that that the Infrastructure General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Infrastructure GP LP. In addition, we are permitted to terminate the Voting Agreements upon 30 days notice. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.

The Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in favor of the election of directors approved by our partnership or our partnership’s designated affiliates, as applicable.

Services Provided under Our Master Services Agreement

The Service Recipients have entered into the Master Services Agreement pursuant to which the Manager and certain other affiliates of Brookfield Asset Management have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients.

For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Manager, and John Stinebaugh, in his capacity as the Chief Financial Officer of the Manager, are the persons who perform the functions of our partnership’s principal executive officer and principal financial officer, respectively. In exchange, the Manager is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—Our Master Services Agreement.”

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

Redemption-Exchange Mechanism

One or more wholly-owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units (as hereinafter defined) have the right to require the Holding LP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield Asset Management will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of the Holding LP held by wholly-owned subsidiaries of Brookfield Asset Management will likely be financed by a public offering of our units.

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

Incentive Distributions

Infrastructure GP LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the general partnership interest in the Holding LP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”

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

For example, in conjunction with the consortium arrangements in respect of our Canadian timber operations and our South American electricity transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by each of the respective consortiums and, in the case of our Canadian timber operations, our pro-rata share of performance fees. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement and, in the case of the performance fees paid pursuant to the consortium arrangements in respect of the Canadian timber operations, such performance fees reduce incentive distributions to which Brookfield would otherwise be entitled from the Holding LP pursuant to the Holding LP’s limited partnership agreement. See Item 6.A “Directors and Senior Management—Our Master Services Agreement.”

General Partner Distributions

Pursuant to our limited partnership agreement, our Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement.”

Pursuant to the limited partnership agreement of the Holding LP, the Infrastructure GP LP is entitled to receive a general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to the Infrastructure GP LP’s percentage interest in the Holding LP which, immediately following the spin-off, was equal to 1% of the total distributions of the Holding LP. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distribution.”

Distribution Reinvestment Plan

The Holding LP has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP’s distribution reinvestment plan. In addition, our partnership adopted a distribution reinvestment plan which became effective on June 29, 2010. The following is a summary description of the principal terms of our partnership’s distribution reinvestment plan.

Pursuant to the distribution reinvestment plan, holders of our units may elect to have distributions paid on our units held by them automatically reinvested in additional units to be held for the account of the unitholder in accordance with the terms of the distribution reinvestment plan, provided that there are not any laws or governmental regulations in the unitholder’s jurisdiction that may limit or prohibit participation. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

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

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of DTC participants, DTC will receive such statement on behalf of beneficial owners participating in the distribution reinvestment plan). While our partnership will not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sale of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than 5 business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership will be able to amend, modify, suspend or terminate our distribution reinvestment plan, at any time, but such actions will have no retroactive effect that would prejudice a participant’s interest. The plan agent will notify participants in writing of any amendments or modifications to our distribution reinvestment plan that in our partnership’s opinion may materially prejudice participants.

Our partnership does not intend to reinvest distributions it receives from the Holding LP in the Holding LP’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP pursuant to the Holding LP’s distribution reinvestment plan. The units of the Holding LP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.”

Our partnership suspended its distribution reinvestment plan for the quarters ended December 31, 2010 and March 31, 2011 pending the filing of required financial information relating to the acquisition of Prime on December 8, 2010. We resumed making distributions of our units pursuant to the distribution reinvestment plan from the quarter ending June 30, 2011.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, our Managing General Partner’s By-laws, the Holding LP’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management—Our Master Services Agreement,” Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability” and Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Indemnification; Limitations of Liability.”

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

•

under the Holding LP’s limited partnership agreement and the agreements governing the operating entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than they otherwise would in the absence of such arrangements;

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

With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, our limited partnership agreement or the Holding LP’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions, or MI 61-101, which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership was included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 30% indirect interest in our partnership held by Brookfield.

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

In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Holding LP’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

Our limited partnership agreement and the limited partnership agreement of the Holding LP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the limited partnership agreements of our partnership and the Holding LP to the contrary, would generally prohibit the Managing General Partner and Infrastructure General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partnership agreements of our partnership and the Holding LP each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that our Managing General Partner, the Infrastructure General Partner and their affiliates will not have any obligation under the limited partnership agreements of our partnership or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding vehicle established by our partnership. They also allow affiliates of the Managing General Partner and Infrastructure General Partner to engage in activities that may compete with us or our activities. In addition, the agreements permit our Managing General Partner and the Infrastructure General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

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

9.A PRICING HISTORY

The following table sets forth the annual high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
Year Ended December 31, 2008	$21.60	$9.47
Year Ended December 31, 2009	$18.64	$7.15
Year Ended December 31, 2010	$23.34	$14.95
Year Ended December 31, 2011	$27.86	$21.08

The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2010 to March 31, 2010	$18.50	$15.85
April 1, 2010 to June 30, 2010	$18.66	$14.95
July 1, 2010 to September 30, 2010	$19.53	$15.80
October 1, 2010 to December 31, 2010	$23.34	$19.31
January 1, 2011 to March 31, 2011	$23.79	$20.80
April 1, 2011 to June 30, 2011	$25.17	$22.55
July 1, 2011 to September 30, 2011	$27.58	$23.68
October 1, 2011 to December 31, 2011	$27.86	$23.00
January 1, 2012 to March 31, 2012	$31.63	$27.98

The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
October 1, 2011 to October 31, 2011	$25.48	$23.00
November 1, 2011 to November 30, 2011	$26.34	$25.01
December 1, 2011 to December 31, 2011	$27.86	$25.56
January 1, 2012 to January 31, 2012	$29.17	$27.98
February 1, 2012 to February 29, 2012	$30.04	$28.30
March 1, 2012 to March 31, 2012	$31.63	$29.58

The following table sets forth the annual high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to December 31, 2010	$23.31	$15.94
January 1, 2011 to December 31, 2011	$28.35	$19.68

The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars:

	High	Low
January 1, 2010 to March 31, 2010	$19.99	$16.83
April 1, 2010 to June 30, 2010	$23.31	$19.86
July 1, 2010 to September 30, 2010	$23.21	$19.68
October 1, 2010 to December 31, 2010	$24.50	$21.65
January 1, 2011 to March 31, 2011	$27.28	$23.45
April 1, 2011 to June 30, 2011	$28.35	$24.00
July 1, 2011 to September 30, 2011	$18.80	$17.00
October 1, 2011to December 31, 2011	$18.60	$15.94
January 1, 2012 to March 31, 2012	$31.51	$28.13

The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
October 1, 2011 to October 31, 2011	$25.85	$24.00
November 1, 2011 to November 30, 2011	$26.73	$25.39
December 1, 2011 to December 31, 2011	$28.35	$25.97
January 1, 2012 to January 31, 2012	$29.72	$28.30
February 1, 2012 to February 29, 2012	$30.00	$28.13
March 1, 2012 to March 31, 2012	$31.27	$29.23

9.B PLAN OF DISTRIBUTION

Not applicable.

9.C MARKET

Our units are listed on the NYSE under the symbol “BIP” and on the Toronto Stock Exchange, or TSX, under the symbol “BIP.UN”.

9.D SELLING SHAREHOLDERS

Not applicable.

9.E DILUTION

Not applicable.

9.F EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A SHARE CAPITAL

Not applicable.

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval, or SEDAR profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risk Relating to Our Relationship with Brookfield,” Item 6.C “Board Practices,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

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

Distributions

Distributions to partners of our partnership will be made only as determined by our Managing General Partner in its sole discretion. However, our Managing General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of our Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations.

Any distributions from our partnership will be made to the limited partners as to 99.99% and to our Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding units held by that limited partner. See Item 8.A “Consolidated Statements and Other Financial Information.”

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

If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our partnership for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in our partnership, which in the case of our Managing General Partner shall mean 0.01%, and in the case of all limited partners of our partnership shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of limited partnership units held at each such date by a limited partner is of the total number of limited partnership units issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our partnership in such calendar quarter.

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

Termination and Dissolution

Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership’s assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by our Managing General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Transfer of the General Partnership Interest

Our Managing General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of our Managing General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our Managing General Partner may sell or transfer all or part of their shares in our Managing General Partner without the approval of the unitholders.

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

Outside Activities of Our Managing General Partner; Conflicts of Interest

Under our limited partnership agreement, our Managing General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our Managing General Partner is not permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding vehicle established by our partnership.

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

Accounts, Reports and Other Information

Pursuant to an amendment to our limited partnership agreement dated February 5, 2010, our partnership is required to prepare financial statements in accordance with IFRS. This change was made in light of Holding LP’s investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. Brookfield Infrastructure has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS, Brookfield Infrastructure prepared its financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP). As stated in note 3, Brookfield Infrastructure’s first annual consolidated and combined financial statements prepared in accordance with IFRS were as at and for the year ended December 31, 2010. Brookfield Infrastructure’s transition date was January 1, 2009 (the ‘‘transition date’’) and Brookfield Infrastructure has prepared its opening IFRS Statement of Financial Position as at that date.

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

Our Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. Our Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. Our Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

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

Transfer Agent and Registrar

Computershare Trust Company, N.A. in New York, New York, U.S.A. has been appointed to act as transfer agent and registrar for the purpose of registering our limited partnership interests and transfers of our limited partnership interests as provided in our limited partnership agreement. Our partnership will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Description of the Holding LP’s Limited Partnership Agreement

The following is a description of the material terms of the Holding LP’s limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Holders of units in our partnership are not limited partners of the Holding LP and do not have any rights under its limited partnership agreement. Pursuant to the Voting Agreements, however, our partnership, through our Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner. See Item 7.B “Related Party Transactions—Voting Agreements”.

Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP’s limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”

Formation and Duration

The Holding LP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

Under its limited partnership agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of Infrastructure GP LP, any other subsidiary of the Holding LP; engage in any activity related to the capitalization and financing of the Holding LP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Infrastructure GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

Units

The Holding LP’s units are limited partnership interests in the Holding LP. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP’s limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP’s limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

In connection with the spin-off, the Holding LP issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to our partnership and the second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of Brookfield Asset Management. Redeemable Partnership Units are identical to the limited partnership units held by our partnership, except as described below under “—Distributions” and “—No Management or Control” and except that they have the right of redemption described below under the heading “—Redemption-Exchange Mechanism.”

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

Redemption-Exchange Mechanism

At any time, one or more wholly-owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units will have the right to require the Holding LP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership’s right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership’s right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to the Holding LP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to the Holding LP’s units so redeemed will cease.

Brookfield’s aggregate limited partnership interest in our partnership would be approximately 30% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP’s units redeemed (including the approximately 2% of the issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.

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

•

second, 100% of any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, until each holder of a limited partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

•

third, 85% of any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until each holder of a limited partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

•	thereafter, 75% of any available cash then remaining to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

If, prior to the dissolution of the Holding LP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP in proportion to the unreturned capital attributable to the Holding LP’s partnership interests held by the partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of the Holding LP, all cash and property of the Holding LP in excess of that required to discharge the Holding LP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below.

•

first, 100% to our partnership until our partnership has received an amount equal to the excess of (i) the amount of our partnership’s outlays and expenses incurred during the term of the Holding LP, over (ii) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;

•	second, 100% to the partners of the Holding LP, in proportion to their respective amounts of unrecovered capital in the Holding LP;

•

third, 100% to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, until each holder of a the Holding LP’s limited partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of a the Holding LP’s limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);

•

fourth, 85% to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until each holder of a limited partnership unit of the Holding LP has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of the Holding LP pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and

•	thereafter, 75% to the owners of the Holding LP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

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

No Management or Control

The Holding LP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP.

Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under “—Amendment of the Holding LP’s Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP’s units, if Brookfield and its subsidiaries are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

In addition, pursuant to the Voting Agreements, our partnership, through our Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the Infrastructure General Partner. See Item 7.B “Related Party Transactions—Voting Agreements”.

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

Amendment of the Holding LP’s Limited Partnership Agreement

Amendments to the Holding LP’s limited partnership agreement may be proposed only by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of a majority of the Holding LP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

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

The provision of the Holding LP’s limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the Infrastructure GP LP may generally make amendments to the Holding LP’s limited partnership agreement without the approval of any limited partner to reflect:

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

•	any amendment expressly permitted in the Holding LP’s limited partnership agreement to be made by its general partner acting alone,

•

an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP’s limited partnership agreement,

•

any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP’s limited partnership agreement,

•	a change in its fiscal year and related changes,

•

any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in the Holding LP, or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the limited partnership agreement of the Holding LP, and

•	any other amendments substantially similar to any of the matters described directly above.

In addition, amendments to the Holding LP’s limited partnership agreement may be made by its general partner without the approval of any limited partner if those amendments, in the discretion of the general partner:

•

do not adversely affect the Holding LP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority,

•	are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading,

•	are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units under the provisions of the Holding LP’s limited partnership agreement, or

•

are required to effect the intent expressed in this annual report on Form 20-F or the intent of the provisions of the Holding LP’s limited partnership agreement or are otherwise contemplated by the Holding LP’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

The Infrastructure GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to the Holding LP’s limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the Holding LP’s limited partnership agreement) will become effective without the approval of holders of at least 90% of the Holding LP’s units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under “—Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act of 1883 of any of the Holding LP’s limited partners.

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

Election to be Treated as a Corporation

If, in the determination of its general partner, it is no longer in the Holding LP’s best interests to continue as a partnership for U.S. federal income tax purposes, the Infrastructure GP LP may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of our Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of its general partner if the Holding LP, as determined by its general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless Brookfield becomes the general partner of the Holding LP as described below under “—Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate its general partner; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP’s assets in a single transaction or series of transactions.

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

The Infrastructure GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable Partnership Units and it receives an opinion of counsel regarding limited liability tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of the Infrastructure GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units.

In the event of removal of the Infrastructure GP LP under circumstances where cause exists or withdrawal of the Infrastructure GP LP where that withdrawal violates the Holding LP’s limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the Infrastructure GP LP for a cash payment equal to its fair market value. Under all other circumstances where the Infrastructure GP LP withdraws or is removed by the limited partners, the Infrastructure GP LP will have the option to require the successor general partner to purchase the general partnership interest of the Infrastructure GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the Infrastructure GP LP and the successor general partner. If no agreement is reached within 30 days of the Infrastructure GP LP’s departure, an independent investment banking firm or other independent expert selected by the Infrastructure GP LP and the successor general partner will determine the fair market value. If the Infrastructure GP LP and the successor general partner cannot agree upon an expert within 45 days of the Infrastructure GP LP’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into either class A units of the Holding LP or Redeemable Partnership Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Infrastructure GP LP may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Holding LP’s limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the Infrastructure GP LP may sell or transfer all or part of their units in the Infrastructure GP LP without the approval of the unitholders.

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

The limited partnership agreement of the Holding LP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by the Holding LP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by the Holding LP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our conflicts policy.

Outside Activities of the General Partner

Under the Holding LP’s limited partnership agreement, the general partner will be required to maintain as its sole activity the role of the general partner of the Holding LP. The general partner will not be permitted to engage in any activity or incur any debts or liabilities except in connection with or incidental to its performance as general partner or acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by the Holding LP.

The Holding LP’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under “—Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Holding LP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of its general partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Holding LP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “—Indemnification; Limitations on Liability.”

The Infrastructure GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Holding LP’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity or any other holding vehicle established by the Holding LP pursuant to a separate written agreement between such persons.

Account Reports

Pursuant to an amendment to the Holding LP’s limited partnership agreement, the Infrastructure GP LP is required to prepare financial statements in accordance with IFRS. This amendment was made in conjunction with our partnership’s amendment of its limited partnership agreement and subsequent adoption of IFRS as at and for the quarter ended March 31, 2010. See also the information contained in this annual report on Form 20-F under Item 10.B “Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information”.

The general partner of the Holding LP is also required to use commercially reasonable efforts to prepare and send to the Holding LP’s limited partners on an annual basis, additional information regarding the Holding LP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The general partner of the Holding LP will also, where reasonably possible, prepare and send information required by the Holding LP’s non-U.S. limited partners for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The general partner will also, where reasonably possible and applicable, prepare and send information required by the Holding LP’s limited partners for Canadian federal income tax purposes.

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

Indemnification; Limitations on Liability

Under the Holding LP’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law its general partner, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP’s limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

The Holding LP’s limited partnership agreement is governed by and will be construed in accordance with the laws of  Bermuda.

10.C MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

1.

Second Amended and Restated Credit Agreement, dated June 21, 2010, as amended by Amendment No. 1 dated August 23, 2010, Amendment No. 2 between Brookfield Infrastructure L.P. and Citibank N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada and Royal Bank of Canada dated September 22, 2010, Amendment No. 3 dated August 12, 2011*, Amendment No. 4 dated November 22, 2011* and Amendment No. 5 dated December 19, 2011* described under Item 5 “Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” [1].

Copies of the agreements noted above will be made available, free of charge, by our Managing General Partner and are available electronically on the website of SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, Hamilton HM 12, Bermuda. Copies of the agreements noted above will also be available for inspection at the offices of the Manager at 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3 during normal business hours.

*	Filed electronically herewith.
[1]	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

10.D EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding the Company’s securities, except as otherwise described in this annual report on Form 20-F under Item 10.E “Taxation.”

10.E TAXATION

The following summary discusses certain material United States, Canadian, Australian and Bermudian tax considerations related to the holding and disposition of our units as of the date hereof. Holders of our units are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, on the regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of which may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) more than 5% of our units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our units should consult an independent tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Partnership and the Holding LP

Each of our partnership and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our partnership will be publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

Brookfield Infrastructure Partners Limited (the “Managing General Partner”) and Brookfield Infrastructure General Partner Limited (the “Infrastructure General Partner”) intend to manage the affairs of our partnership and the Holding LP, respectively, so that our partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, the Managing General Partner believes that our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service (the “IRS”) to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation likely would result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our partnership were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our partnership would be treated as a corporation for U.S. federal income tax purposes.

If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss, deduction, or credit would be reflected only on our partnership’s tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution made before January 1, 2013 and treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership’s U.S. assets were to equal or exceed 60% of the value of our partnership’s total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and the Infrastructure General Partner believe that our partnership’s U.S. assets currently do not equal or exceed such thresholds, but no assurance can be provided that such thresholds will not be exceeded in the future.

Based on the foregoing consequences, treatment of our partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

The remainder of this summary assumes that our partnership and the Holding LP will be treated as partnerships for U.S. federal tax purposes. Our partnership expects that a substantial portion of the items of income, gain, deduction, loss, or credit realized by our partnership will be realized in the first instance by the Holding LP and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership’s items of income, gain, loss, deduction, or credit include a realization of such items by the Holding LP and the allocation of such items to our partnership.

Proposed Legislation

Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. Most recently, the U.S. House of Representatives on May 28, 2010 passed legislation which, if it had been finally enacted into law and applied to our partnership or to the Holding LP, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our partnership to meet the “qualifying income” exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, substantially similar legislation was reintroduced in the U.S. House of Representatives in February 2012.

The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2013, the Obama administration proposes that the current law governing the treatment of carried interest be changed for taxable years ending after December 31, 2012 to subject such income to ordinary income tax. The Obama administration’s published revenue proposals for previous years contained similar proposals.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our partnership. You should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in our partnership.

The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Holding of Our Units

Income and Loss. If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our partnership’s items of income, gain, loss, deduction, and credit for each of our partnership’s taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our partnership. Our partnership intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our partnership’s net income or gain. However, based upon your particular tax situation and simplifying assumptions that our partnership will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders prior to January 1, 2013, may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult an independent tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our partnership’s items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our partnership. Similarly, our partnership’s allocable share of items of income, gain, loss, deduction, or credit of the Holding LP will be governed by the limited partnership agreement of the Holding LP if such allocations have “substantial economic effect” or are determined to be in accordance with our partnership’s interest in the Holding LP. The Managing General Partner and the Infrastructure General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the Infrastructure General Partner intend to prepare tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of the Holding LP, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. You will have an initial tax basis for your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses, and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our partnership’s liabilities generally will include our partnership’s share of any liabilities of the Holding LP.

Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our partnership’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult an independent tax adviser as to the effects of the at-risk rules.

Limitations on Deductibility of Organizational Expenses and Syndication Fees. In general, neither our partnership nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by the Holding LP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on Interest Deductions. Your share of our partnership’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense is generally limited to the amount of such holder’s “net investment income”. Your share of our partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, absent U.S. Congressional action, in taxable years beginning on or after January 1, 2013, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, or (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of our partnership, including our partnership’s allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Alternatively, it is possible that our partnership and the Holding LP will be required to capitalize amounts paid in respect of certain management fees. Accordingly, if you are a non-corporate U.S. Holder, you should consult an independent tax adviser regarding the application of these limitations.

Sale or Exchange of Our Units

You will recognize gain or loss on the sale of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our partnership’s liabilities, if any.

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our partnership’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult an independent tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Foreign Tax Credit Limitations

If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our partnership’s income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our partnership’s investments may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our partnership incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

Our partnership and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election is irrevocable without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our partnership’s assets will be considered to have two components: (i) the transferee’s share of our partnership’s tax basis in our partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder’s tax basis in its units were higher than such units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our partnership’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of our partnership’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder’s tax basis in its units were lower than such units’ share of the aggregate tax basis of our partnership’s assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

Whether or not the Section 754 Election is made, if our units are transferred at a time when our partnership has a “substantial built-in loss” in its assets, our partnership will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the Infrastructure GP LP advise that they will make them on the basis of assumptions as to the value of our partnership assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our partnership’s Section 743(b) adjustments, the determination that our partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

Our partnership’s functional currency is the U.S. dollar, and our partnership’s income or loss is calculated in U.S. dollars. It is likely that our partnership will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain exceptions described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our partnership, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our partnership’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rate for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deferred from prior years.

If you were to make an election to treat your share of our partnership’s interest in a PFIC as a “qualified electing fund”, such election a “QEF election”, for the first year you were treated as holding such interest, then in lieu of the foregoing treatment, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return.

Once you have made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF election is made (such as units acquired under the distribution reinvestment plan). If you were to make a QEF election after the first year that you were treated as holding in interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless you were to make a “purging election”. The purging election would create a deemed sale of your previously held share of our partnership’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our partnership’s interests in the PFIC. U.S. Holders should consult an independent tax adviser as to the manner in which such direct inclusions could affect their allocable share of our partnership’s income and their tax basis in our units and the advisability of making a QEF election or a purging election.

Alternatively, in the case of a PFIC that is a publicly traded foreign company, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the current subsidiaries of the Holding LP (collectively, the “Holding Entities”) or operating entities are expected to be publicly traded, although our partnership may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any of the current Holding Entities or operating entities.

Based on our analysis of our operating entities and Holding Entities, our Managing General Partner and the Infrastructure General Partner believe that some of the operating entities may be PFICs. There can be no assurance that a current or future investment will not qualify as a PFIC or that an investment in PFIC stock will be eligible for the mark-to-market election. In addition, we may be required to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See “—Investment Structure”, below. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime discussed above (see also “—Sale or Exchange of Our Units” above), we urge you to consider timely filing a QEF election with respect to each entity for which our partnership provides the necessary information. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. However, this reporting requirement has been temporarily suspended. You should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF election or, if applicable, a mark-to-market election, with respect to each PFIC, in order to mitigate the adverse tax consequences described above.

Investment Structure

To ensure that our partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, our partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investment structures will be entered into as determined in the sole discretion of the Managing General Partner and the Infrastructure General Partner in order to create a tax structure that generally is efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in our partnership could subject you to U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which we are unable to do so. Income or gain from investments held by our partnership may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to tax authorities in such jurisdictions. You should consult an independent tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in our partnership.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate (currently 28%) or other U.S. withholding taxes (potentially as high as 30%). You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters—Certain Effects of a Transfer of Units”. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our partnership may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss, and deduction realized by our partnership after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss, and deduction realized by our partnership prior to your ownership of such units.

Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership’s allocation method complies with the requirements. If our partnership’s convention were not permitted, the IRS might contend that our partnership’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The Managing General Partner is authorized to revise our partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to our units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in our partnership may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s unrelated business taxable income (“UBTI”). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The Managing General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income or gain realized on such debt-financed property and allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States used such proceeds to make an investment outside our partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the Infrastructure General Partner do not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in our units.

Investments by U.S. Mutual Funds

U.S. mutual funds that are treated as regulated investment companies (“RICs”), for U.S. federal income tax purposes are required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain their favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our partnership is treated as a “qualified publicly traded partnership”. If our partnership is so treated, then our units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from our units is the relevant gross income for purposes of the 90% gross income test. If, however, our partnership is not so treated, then the relevant assets are the RIC’s allocable share of the underlying assets held by our partnership, and the relevant gross income is the RIC’s allocable share of the underlying gross income earned by our partnership. Whether our partnership will qualify as a qualified publicly traded partnership depends on the exact nature of its future investments, but the Managing General Partner believes it is likely that our partnership will not be treated as a qualified publicly traded partnership. RICs should consult an independent tax adviser regarding the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

The Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, our partnership intends not to invest directly, or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our partnership’s interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not challenge the Managing General Partner’s position that our partnership is not engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of

U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Tax Matters Partner

The Managing General Partner will act as our partnership’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership’s items of income, gain, loss, deduction, or credit.

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, tax information (including IRS Schedule K-1), which describes on a U.S. dollar basis your share of our partnership’s income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

Our partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our partnership’s tax returns, as well as those related to our partnership’s tax returns.

Tax Shelter Regulations and Related Reporting Requirements

If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our partnership may be considered a “reportable transaction” if, for example, our partnership were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Our partnership’s participation in a reportable transaction also could increase the likelihood that its U.S. federal income tax information return (and possibly a unitholder’s tax return) would be audited by the IRS. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to (i) significant accuracy-related penalties with a broad scope, (ii) for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and (iii) in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

You should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

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

A constructive termination of our partnership would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our partnership’s year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our partnership’s taxable year may result in more than 12 months of our partnership’s taxable income or loss being includable in such unitholder’s taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our partnership to, any tax legislation enacted before the termination.

In 2010, the IRS announced a publicly traded partnership technical termination relief procedure. If a technically terminated publicly traded partnership requests relief under such procedure and the IRS grants such relief, then, among other things, the partnership need only provide one IRS Schedule K-1 to its partners for the year, notwithstanding the two short taxable years for the partnership.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to our unitholders, and such Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our partnership from suffering a “technical termination” (which would close our partnership’s taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our partnership’s total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our partnership has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup and Other Administrative Withholding

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax (at the applicable rate, currently 28%) with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner.

If you do not timely provide our partnership, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our partnership or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our partnership as an expense that will be borne by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Additional Withholding Requirements

Under recently enacted U.S. legislation, certain payments of U.S.- source income made on or after January 1, 2014 (as well as payments attributable to dispositions of property which produce or could produce certain U.S.- source income) to our partnership or by our partnership to or through non-U.S. financial institutions or non-U.S. entities, could be subject to a 30% withholding tax unless (i) the non-U.S. financial institution enters into an agreement with the IRS to provide to the IRS information concerning its direct and certain indirect U.S. account holders, or (ii) in the case of other non-U.S. entities, such entity provides to the withholding agent similar information concerning its substantial U.S. beneficial owners. Significant exceptions to these requirements apply, but the scope of these exceptions is be addressed in Treasury Regulations that have yet to be made final. You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes in general and the application of the recently enacted legislation in light of such holder’s particular circumstances.

Information Reporting with Respect to Foreign Financial Assets

Under recently promulgated U.S. Treasury Regulations, U.S. individuals own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these new rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The U.S. Treasury Department and the IRS anticipate that, for taxable years beginning on or after January 1, 2012, these information reporting requirements will apply to certain U.S. entities that own specified financial assets. The failure to report information required under these regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult an independent tax adviser regarding the possible implications of this recently enacted legislation for an investment in our units.

Certain Effects of a Transfer of Units

Our partnership may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Holding LP (and, in turn, our partnership) generally will be withheld by our partnership only when such dividends are paid. Because our partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our partnership on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Holding LP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our partnership, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in our partnership as a nominee for another person are required to furnish to us:

(i)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(ii)	whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

(iii)	the amount and description of units held, acquired, or transferred for the beneficial owner; and

(iv)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our units, change the character or treatment of portions of our partnership’s income (including, for example, the treatment of carried interest as ordinary income rather than capital gain), and adversely affect an investment in our units. Such changes could also affect or cause our partnership to change the way it conducts its activities, affect the tax considerations of an investment in our partnership, and otherwise change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

Our partnership’s organizational documents and agreements permit the Managing General Partner to modify our limited partnership agreement from time to time, without the consent of our unitholders, to elect to treat our partnership as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR PARTNERSHIP AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a fair summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length and is not affiliated with our partnership, the Holding LP, Brookfield Infrastructure Partners Limited, the Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act), (ii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iii) a Holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) a Holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act) (and this summary assumes that no such persons hold our units), (v) a Holder that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our partnership or (vi) a Holder to whom any affiliate of our partnership is a “foreign affiliate” for purposes of the Tax Act. Any such Holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect prospective Holders.

This summary assumes that neither our partnership nor the Holding LP will be considered to carry on business in Canada. The Managing General Partner and the Infrastructure General Partner intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. This summary also assumes that neither our partnership nor the Holding LP is a “tax shelter” or “tax shelter investment” (each as defined in the Tax Act). However, no assurance can be given in this regard.

This summary also assumes that neither our partnership nor the Holding LP will be a “SIFT partnership” as defined in subsection 197(1) of the Tax Act at any relevant time for purposes of the SIFT Rules on the basis that neither our partnership nor the Holding LP will be a “Canadian resident partnership” as defined in subsection 248(1) of the Tax Act at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders and prospective Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also “Risk Factors—Risks Related to Taxation—Canada”.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada, or a Resident Holder.

Computation of Income or Loss

Each Resident Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Resident Holder’s pro rata share of the income (or loss) of the Partnership for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year end, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether our units were held throughout such year.

Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our partnership’s limited partnership agreement. The income (or loss) of our partnership will include our partnership’s share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP’s limited partnership agreement. For this purpose, our partnership’s fiscal year end and that of the Holding LP will be December 31.

The income for tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each Resident Holder in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to all unitholders with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our partnership to unitholders or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units of our partnership held at each such date by a unitholder is of the total number of units of our partnership that are issued and outstanding at each such date.

The income of our partnership as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income of our partnership and the Holding LP must be calculated in Canadian currency. Where our partnership (or the Holding LP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our partnership as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership’s taxation year is less than 365 days. Our partnership and the Holding LP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing our partnership’s or the Holding LP’s income from a source in Canada.

In general, a Resident Holder’s share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. Our partnership will invest in limited partnership units of the Holding LP. In computing our partnership’s income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Resident Holders on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.

The characterization by CRA of gains realized by our partnership or the Holding LP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

A Resident Holder’s share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced dividend gross-up and tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an “eligible dividend”.

Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” (each as defined in the Tax Act) paid in a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. The Minister announced the Foreign Tax Credit Generator Proposals on March 4, 2010 which are contained in draft legislation released on August 27, 2010, to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Proposals, the foreign “business income tax” or “non-business-income tax” for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of our partnership’s income under the income tax laws of any country (other than Canada) under whose laws the income of our partnership is subject to income taxation, is less than the Resident Holder’s share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to any Resident Holder. If the Foreign Tax Credit Generator Proposals apply, a Resident Holder’s foreign tax credits will be limited.

Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of the partners of our partnership who are entitled to relief under the Treaty and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

If our partnership incurs losses for tax purposes, each Resident Holder will, subject to the REOP Proposals (discussed below), be entitled to deduct in the computation of income for tax purposes the Resident Holder’s pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the

Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The Managing General Partner and the Infrastructure General Partner do not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

On October 31, 2003, the Department of Finance released for public comment the REOP Proposals under which a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Resident Holders from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Resident Holder has held and can reasonably be expected to hold the investment. The Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Holding LP will, in and of themselves, generate losses, but no assurance can be given in this regard. However, Resident Holders may incur expenses in connection with an acquisition of our units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Resident Holders, or that any revised proposal may not differ significantly from the REOP Proposals described herein.

On March 4, 2010, the Minister announced as part of the 2010 federal budget that the outstanding Tax Proposals regarding investments in “foreign investment entities” would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in “offshore investment fund property” would remain in place subject to certain limited enhancements. The Minister released draft legislation to implement the revised Tax Proposals on August 27, 2010. Existing section 94.1 of the Tax Act contains rules relating to investments in non-resident entities that could, in certain circumstances, cause income to be imputed to Resident Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident Holder, our partnership or the Holding LP acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” (as defined in the Tax Act) in such a manner that taxes under the Tax Act on income, profits and gains for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, existing section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurances can be given that existing section 94.1 of the Tax Act as proposed to be amended will not apply to a Resident Holder, our partnership or the Holding LP. If these rules apply to a Resident Holder, our partnership or the Holding LP, income will be imputed directly to the Resident Holder or to our partnership or the Holding LP and allocated to the Resident Holder in accordance with the rules in existing section 94.1 of the Tax Act as proposed to be amended. The rules in existing section 94.1 of the Tax Act are complex and Resident Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Certain of the foreign subsidiaries that are directly owned by the Holding LP are CFAs. Dividends paid by the CFAs to the Holding LP will be included in computing the income of the Holding LP. To the extent that any of the CFAs or any direct or indirect subsidiary thereof earns income that is characterized as FAPI in a particular taxation year of the CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” (as defined in the Tax Act) applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously treated as FAPI, that dividend will effectively not be taxable to the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Proposals, the “foreign accrual tax” applicable to a particular amount of FAPI included in a partnership’s income in respect of a particular “foreign affiliate” of the partnership may be limited in certain specified circumstances, including where the share of the income of any member of the partnership that is a person resident in Canada is, under the income tax laws of any country (other than Canada) under whose laws the income of the partnership is subject to income taxation, less than its share thereof for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Proposals will not apply to the Holding LP. If the Foreign Tax Credit Generator Proposals apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.

On August 19, 2011, the Minister released the Foreign Affiliate Tax Proposals concerning the taxation of “foreign affiliates”. The Foreign Affiliate Tax Proposals contain the upstream loan rule that generally provides for an inclusion in the income of a taxpayer resident in Canada where loans are made by “foreign affiliates” of the taxpayer to certain “specified debtors” (as defined in the Foreign Affiliate Tax Proposals) and the loans remain outstanding for more than two years. No assurances can be given that the upstream loan rule will not apply to any loans made by “foreign affiliates” of the Holding LP to “specified debtors”. If the upstream loan rule applies, the Holding LP may be required to include amounts in its income in respect of such loans and Resident Holders would be allocated their pro rata share of such income that is allocated from the Holding LP to our partnership.

Disposition of Units

The disposition by a Resident Holder of a unit will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Resident Holder’s units will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness) plus (ii) the pro rata share of the income of our partnership allocated to the Resident Holder for fiscal years of our partnership ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount) for fiscal years of our partnership ending before the relevant time and less (iv) the Resident Holder’s distributions from our partnership made before the relevant time. The adjusted cost base of each of the units will be subject to the averaging provisions contained in the Tax Act.

Where a Resident Holder disposes of all of its units, it will no longer be a partner of our partnership. If, however, a Resident Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Resident Holder will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Resident Holder was entitled. Pursuant to the Tax Proposals, the pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s units at the time of the disposition. These rules are complex and Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units.

A Resident Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder’s units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Resident Holder’s Units will be nil at the beginning of the next fiscal year of our partnership.

Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Where a Resident Holder disposes of our units to a tax-exempt person, more than one-half of such capital gain may be treated as a taxable capital gain if any portion of the gain is attributable to an increase in value of depreciable property held by the Holding LP. Resident Holders contemplating such dispositions should consult their own advisors. The Infrastructure General Partner does not expect that the Holding LP will hold any depreciable property and therefore only one-half of any capital gains arising from a disposition of our units should be treated as taxable capital gains.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisors.

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” which currently includes the TSX and the NYSE, our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education saving plan, registered disability saving plan, and a TFSA. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a TFSA or RRSP or RRIF.

Our units will not be a “prohibited investment” for a trust governed by a TFSA or RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s-length with our partnership for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in our partnership or in a corporation, partnership or trust with which our partnership does not deal at arm’s-length for purposes of the Tax Act. Unitholders who hold their units in a TFSA or RRSP or RRIF should consult their own tax advisors to ensure that our units will not be a “prohibited investment” for a trust governed by a TFSA or RRSP or RRIF.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its Units in connection with a business carried on in Canada, or a Non-Resident Holder.

The following portion of the summary assumes that (i) our units are not and will not be “taxable Canadian property” (as defined in the Tax Act) of any Non-Resident Holder at any relevant time, and (ii) our partnership and the Holding LP will not dispose of properties that are “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. In general, our units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition, unless (a) at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership of trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (under Tax Proposals released on August 27, 2010, excluding through a corporation, partnership of trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the Infrastructure General Partner do not expect our units to be “taxable Canadian property” at any relevant time and do not expect our partnership or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or the Holding LP) outside Canada or the non-business income earned by the Partnership (or the Holding LP) from sources in Canada. However, a Non-Resident Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The Managing General Partner and the Infrastructure General Partner intend to organize and conduct the affairs of our partnership and the Holding LP, to the extent possible, such that Non-Resident Holders should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, the Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and the Partnership to the residency of the partners of the Partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency of the partners of our partnership who are entitled to relief under the Treaty and take into account reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

AUSTRALIAN TAX CONSIDERATIONS

Set out below is general Australian income tax implications for Australian tax resident holders of units (Australian Holders).

This is not tax advice an Australian Holder can rely on. The individual circumstances of each Australian Holder will affect the taxation implications of each Australian Holder’s interest in our partnership. Australian Holders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

The discussion is primarily intended for Australian Holders who hold their interest in our partnership on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account. Those Australian Holders should seek professional taxation advice in relation to their interest in our partnership.

The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (the ITAA 1997), the Income Tax Assessment Act 1936 (Cth) (the ITAA 1936) and the Taxation Administration Act 1953 (Cth) (the Administration Act) as at the date of this Opinion.

Summary

The key Australian income tax implications for Australian Holders of units are set out below:

Our partnership should be classified as a ‘corporate limited partnership’ for Australian income tax purposes as:

•	it satisfies the definition of ‘corporate limited partnership’; and

•

it is not either a ‘venture capital limited partnership, an ‘early stage venture capital limited partnership, an ‘Australian venture capital fund of funds’ or a ‘venture capital management partnership’; and

•	it is not a ‘foreign hybrid limited partnership’.

On the basis that our partnership is a corporate limited partnership it should be treated as a company for Australian tax purposes.

Our partnership is a non-resident of Australia for tax purposes and therefore, should not be subject to income tax in Australia except for any income sourced in Australia, or in respect of certain capital gains that relate to ‘taxable Australian property’ as detailed in the ITAA 1997.

Distributions made by our partnership to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders’ assessable unfranked income.

Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company (CFC) or proposed Foreign Accumulation Fund (FAF) rules. This conclusion is dependent on the quantum and nature of the interests held in our partnership.

The disposal of units by Australian Holders should give rise to a capital gains tax (CGT) event for the Australian Holders. Broadly, Australian Holders that hold their units on capital account should realize a capital gain, or loss, equal to the difference between any capital proceeds received and the cost base of the units.

Characterization of the Partnership

Definition of ‘limited partnership’

A limited partnership is defined in section 995-1 of the ITAA 1997 and means:

a.	an association of persons (other than a company) carrying on business as partners or in receipt of ordinary income or statutory income jointly, where the liability of at least one of those persons is limited; or

b.	an association of persons (other than one referred to in paragraph (a)) with legal personality separate from those persons that was formed solely for the purpose of becoming a ‘venture capital limited partnership’ (VCLP), an ‘early stage venture capital limited partnership’ (ESVCLP), an ‘Australian venture capital fund of funds’ (AFOF) or a ‘venture capital management partnership’ (VCMP) and to carry on activities that are carried on by a body of that kind.

There is no requirement as to where or under which law the liability is limited. For tax purposes, the liability is limited if it is effectively limited under the laws applying to the partnership (as per the partnership agreement). Our partnership should be a limited partnership for Australian tax purposes.

Definition of ‘corporate limited partnership’

Under subsection 94D(1)(a) of the ITAA 1936, a partnership will be a corporate limited partnership in relation to the year of income of the partnership if the year of income is the 1995-96 year of income or a later year of income.

Our partnership should be a corporate limited partnership under subsection 94D(1) of the above definition. Subsection 94D(2) of the ITAA 1936 specifically excludes from a corporate limited partnership a Venture Capital Limited Partnership (VCLP), Early Stage Venture Capital Limited Partnership (ESVCLP), or Australian Venture Capital Fund or Funds (AFOF). A requirement for each of these definitions is that the partnership be registered either in Australia or a country prescribed by relevant regulations or be an Australian resident. Our partnership is registered in Bermuda and is not a resident of Australia. Bermuda is not a country prescribed by relevant regulations. Therefore our partnership will not be a SCLP, ESVCLP or AFOF. A VCLP is defined by reference to the Venture Capital Act 2002. Our partnership, as a Bermudan Exempted Limited Partnership, will not be excluded from the definition of a corporate limited partnership as subsection 9-1(1) of the Venture Capital Act requires of a VCLP that:

(a)	the partnership was established by or under a law in force in, or in any part of:

I.	Australia; or

II.	a foreign country in respect of which a double tax agreement (as defined in Part X of the ITAA 1936) is in force; and

(b)	all of the partners who are general partners are residents of a country referred to in paragraph (a).

Definition of ‘foreign hybrid limited partnership’

Pursuant to sub-section 94D(5) of the ITAA 1936 an exception to our partnership being a corporate limited partnership applies if it is a ‘foreign hybrid limited partnership’ (FHLP) as defined in section 830-10 of the ITAA 1997. A limited partnership will be a FHLP if:

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

Paragraph (a) should be met on the basis that our partnership was formed in Bermuda. Paragraph (b) would not be met on the basis that Bermuda does not impose any tax on income, profits, dividends or wealth. Therefore, there is no foreign tax imposed under the laws of Bermuda on the partners of our partnership and this paragraph will not be satisfied. This position is confirmed by the Australia Taxation Office (ATO) in ATO ID 2006/149. On the basis that paragraph (b) is not met our partnership should not be a FHLP.

Conclusion

Our partnership should be classified as a corporate limited partnership for Australian income tax purposes in accordance with section 94D of the ITAA 1997. The consequences of that include that our partnership is treated as a company for the purposes of applying Australian domestic income tax law (sections 94J and 94K of the ITAA 1936). Accordingly, Australian Holders’ units in our partnership should be treated as shares in a company.

Foreign Accumulation Fund (FAF) rules

Broadly, the Foreign Accumulation Fund (FAF) rules apply to an Australian resident who has an interest in a FAF, providing a tax deferral benefit for the income year. A FAF is a foreign resident that is not a CFC, whose investment returns are subject to a low level of risk and which does not distribute substantially all of the profits and gains of the fund.

The level of risk of return of an investment held by an entity will be low if the return is ‘sufficiently certain’. A return is sufficiently certain, where at the time the investment is made it is reasonably expected that the foreign entity will receive returns from the investments it makes and at least some of the return is fixed or determinable with reasonable accuracy.

Returns on an investment in our partnership will not be fixed or accurately determinable as the distributions are at the discretion of the Managing General Partner. The Managing General Partner is not required to make distributions and provides no assurance that distributions will be made as intended. The distributions paid by our partnership will be dependent on the performance of its investments. Accordingly, the FAF rules should not apply to the income accruing to Australian Holders in our partnership.

Partnership distributions to Australian Holders

Australian Holders will potentially receive distributions from our partnership. Distributions will be treated as dividends on the basis that our partnership is a corporate limited partnership for Australian tax purposes. The distributions should be treated as unfranked dividends to Australian Holders.

Our partnership will not provide information to enable Australian Holders to determine whether a return of capital has been made for Australian tax purposes. Therefore, Australian Holders should treat all distributions as unfranked dividends.

The taxation treatment of a partnership dividend received by Australian Holders will vary depending on the type of Australian Holder. Australian Holders should seek further independent advice in relation to the nature of future distributions received from our partnership.

Set out below is a summary of how different types of Australian Holders should treat a distribution received from our partnership.

Australian tax resident individuals

Distributions received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by the amount of any foreign income tax withheld by our partnership.

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

Distributions in the form of dividend income should either be included in the trustee’s, or the beneficiary’s, assessable income, as the case may be. The tax treatment of the dividend then depends on the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above).

Australian tax resident superannuation funds

Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends for any foreign income tax withheld by our partnership on future distributions.

Australian Holders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on our partnership distributions.

Documentation for Australian Holders

Australian Holders with income tax years that end on 30 June will not receive any documentation from our partnership that will correlate directly to a 30 June income tax year end. Australian Holders will need to rely on distribution payment statements to support their Australian income tax disclosures.

Australian CGT implications for Australian Holders

Cost base of the Partnership Units

The cost base of the units for Australian Holders who bought their units in our partnership directly should equal the money paid for those units plus any incidental costs of acquisition and disposal of the units (e.g. broker’s fees, borrowing expenses).

Where an Australian Holder received the units as consideration for entering into the Merger Transaction, the cost base or reduced cost base of the units acquired is made up of a number of elements including the money paid or market value of property given to acquire the units. That amount should be the market value of the Prime Infrastructure Securities exchanged for the units under the Merger Transaction plus the incidental costs of acquisition and disposal of the Prime Infrastructure Securities (if any).

On the basis that our partnership and the Prime Infrastructure Securityholders were acting at arm’s length, the market value of the Prime Infrastructure Securities disposed of under the Merger Transaction should be the same as the market value of the units received in exchange.

The acquisition date for the units for CGT purposes should be the date the units were allotted to the Prime Infrastructure Securityholders (8 December 2010 Australian Eastern Standard Time).

The market value of the units may be determined by reference to the NYSE/TSX VWAP of these Units on 8 December 2010 (AU$20.651 per Unit).

Disposal of units

In the event Australian Holders dispose of units, a capital gain should arise where the sale proceeds received exceed an Australian Holders’ cost base in the units. A capital loss should arise where the Australian Holders’ reduced cost base exceeds the sale proceeds. The time that the CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs.

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

Accordingly, there may a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the units any such foreign exchange realisation gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the units).

If payment is received more than 12 months after the contract date, the foreign exchange gain or loss provisions of the ITAA 1997 apply. Australian Holders should seek specific advice in this circumstance.

Discount of capital gain

Provided the units that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realised by a Australian Holder on those units (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.

The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.

This treatment broadly only applies in respect of units held by Australian Holders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Australian Holders.

Where the CGT discount is available, individual Australian Holders either holding their units directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 33 1/3%.

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

In addition, Brookfield Asset Management and our partnership are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, Hamilton HM 12, Bermuda.

10.I SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

See the information contained in this annual report on Form 20-F under Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risks.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2011, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, or the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2011, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Report of Independent Registered Chartered Accountants

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche, LLP, independent registered chartered accountants, who have also audited the financial statements of the partnership, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics, or the “Code”, that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated during 2011 and we have posted a copy of the current Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Deloitte & Touche LLP to act as our partnership’s and the Holding LP’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Deloitte & Touche LLP:

	For the Year Ended December 31,
	2011		2010
FEES	USD (’000)%		USD (’000)%
Audit fees(1)	$4,241	99%	$5,114	92%
Tax fees(2)	—	—	50	1%
Audit-related fees(3)	30	1%	357	7%
All other fees	—	—	10	—

Total	$4,271	100%	$5,531	100%

(1)	Audit fees relate to annual fees for our partnership and the Holding LP.
(2)	Tax fees relate to annual tax compliance fees for our partnership and the Holding LP.
(3)	Audit-related fees include general audit related accounting advice and fees charged in respect of the Merger Transaction.

The audit committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership and the Holding LP by Deloitte & Touche LLP.

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

On February 9, 2012 our partnership announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid. Brookfield Infrastructure believes that at times our units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our Managing General Partner authorized our partnership to repurchase up to the equivalent of $40 million of our units. Under the rules of the TSX, our partnership may purchase an aggregate of up to 13,003,085 units. Under the normal course issuer bid, our partnership may purchase up to 24,339 units on the TSX during any trading day. The price to be paid for our units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases are authorized to commence on February 13, 2012 and will terminate on February 12, 2013, or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units acquired by our partnership under the normal course issuer bid will be cancelled.

In the year ended December 31, 2011, none of our units were repurchased and cancelled under the normal course issuer bid.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURES

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership’s Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership’s registration statement was filed with the SEC under File No. 1-33632).

1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.1	Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our partnership’s Registration Statement on Form 20-F/A filed December 18, 2007.

4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others and as indirectly assigned by Brookfield infrastructure Group Inc. to Brookfield Infrastructure Group L.P. pursuant to assignment and assumption agreements dated January 1, 2012—incorporated by reference to Exhibit 4.2 to our partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5	Amendment dated June 13, 2008 to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.17 to our partnership’s Annual Report on Form 20-F filed June 30, 2008.

4.6	Amendment dated June 13, 2008 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.18 to our partnership’s Annual Report on Form 20-F filed June 30, 2008.

4.7	Second Amended and Restated Credit Agreement between Brookfield Infrastructure L.P. and Citibank, N.A., Credit Suisse, Toronto Branch, HSBC Bank Canada, HSBC Bank U.S.A., N.A., Toronto Branch, Royal Bank of Canada, dated June 21, 2010, as amended by Amendment No. 1 dated August 23, 2010, Amendment No. 2 dated September 22, 2010, Amendment No. 3 dated August 12, 2011*, Amendment No. 4 dated November 22, 2011*, and Amendment No. 5 dated December 19, 2011*.(1)

Number	Description
4.8	Second Amendment dated November 16, 2009 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007 as amended on June 13, 2008—incorporated by reference to Exhibit 99.1 to our partnership’s Report of Foreign Private Issuer on Form 6-K filed March 10, 2010.

4.9	Third Amendment dated February 5, 2010 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, as amended on June 13, 2008 and November 16, 2009—incorporated by reference to Exhibit 99.1 to our partnership’s Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.

4.10	Second Amendment dated February 5, 2010 to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007, as amended on June 13, 2008—incorporated by reference to Exhibit 99.1 to our partnership’s Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.

8.1	Significant Subsidiaries (as defined in (210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4, “Information on the Company”).

12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*

15.1	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated and combined financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*	Filed electronically herewith.
(1)	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 27, 2012	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ LOU MAROUN
		Name:	Lou Maroun
		Title:	Director

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.	F-2

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated and combined financial statements as of and for the year ended December 31, 2011 of the Partnership and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

Toronto, Canada	/s/ DELOITTE & TOUCHE LLP
April 27, 2012	Independent Registered Chartered Accountants Licensed Public Accountants

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

We have audited the accompanying consolidated and combined statements of financial position of Brookfield Infrastructure Partners L.P. (the “Partnership”) as of December 31, 2011 and 2010, and the related consolidated and combined statements of operating results, comprehensive income, partnership capital and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure Partners L.P. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Toronto, Canada	/s/ DELOITTE & TOUCHE LLP
April 27, 2012	Independent Registered Chartered Accountants Licensed Public Accountants

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2011	As of December 31, 2010
Assets
Cash and cash equivalents		$153	$154
Accounts receivable and other	6	215	187
Inventory	7	87	44
Financial assets (current)	8	23	6
Assets classified as held for sale	15	—	1,859

Current assets		478	2,250
Property, plant and equipment	10	4,073	3,131
Intangible assets	11	2,924	2,903
Standing timber	12	2,890	2,578
Investments in associates	9	1,400	1,089
Goodwill	13	591	591
Investment properties	14	194	175
Financial assets (non-current)	8	114	118
Other assets (non-current)	6	200	132
Deferred income tax asset	24	405	385

Total assets		$13,269	$13,352

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	16	370	265
Non-recourse borrowings (current)	17	145	615
Financial liabilities (current)	18	11	29
Liabilities directly associated with assets classified as held for sale	15	—	1,859

Current liabilities		526	2,768
Corporate borrowings	17	—	18
Non-recourse borrowings (non-current)	17	4,740	3,960
Financial liabilities (non-current)	18	234	97
Other liabilities (non-current)	16	300	261
Deferred income tax liability	24	1,560	1,305
Preferred shares	19	20	20

Total liabilities		7,380	8,429

Partnership capital
Limited partners’ capital	25	3,539	2,881
General partner capital	25	19	19
Retained earnings		260	297
Reserves		388	174
Non-controlling interest	27	1,683	1,552

Total partnership capital		5,889	4,923

Total liabilities and partnership capital		$13,269	$13,352

The accompanying notes are an integral part of the financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

		For the Year Ended December 31,
US$ MILLIONS (except per unit information)	Notes	2011	2010	2009
Revenues	20	$1,636	$634	$290
Direct operating costs		(899)	(413)	(198)
General and administrative expenses		(61)	(35)	(18)
Depreciation and amortization expense		(127)	(29)	(12)

		549	157	62
Interest expense	21	(335)	(144)	(103)
Share of earnings from investments in associates	9	76	52	14
Gain on sale of investment	23	—	—	87
Fair value gains and other items	4	—	396	28
Fair value adjustments		356	12	(150)
Other (expenses) income		(48)	(15)	20

Income (loss) before income tax		598	458	(42)
Income tax (expense) recovery	24	(158)	15	11

Net income (loss)		440	473	(31)
Net (income) loss attributable to non-controlling interest		(253)	(43)	84

Net income attributable to partnership		$187	$430	$53

Net income per partnership unit		$1.15	$3.91	$1.11

Calculation of Limited partners’ interest in net income attributable to the partnership:
Net income attributable to partnership		$187	$430	$53
Less: General partner interest		(5)	(5)	—

Limited partners’ interest in net income		$182	$425	$53

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners		$1.13	$3.91	$1.11

The accompanying notes are an integral part of the financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended December 31,
US$ MILLIONS	Notes	2011	2010	2009
Net income (loss) for the year		$440	$473	$(31)

Other comprehensive income (loss):
Revaluations of property, plant and equipment		310	2	13
Foreign currency translation		(37)	112	49
Cash flow hedge		(94)	15	4
Net investment hedge		(30)	(51)	(61)
Other(1)		(4)	26	—
Taxes on the above items	24	(71)	(10)	(1)
Equity accounted investments		120	2	(52)

		194	96	(48)

Comprehensive income (loss)		$634	$569	$(79)

Attributable to:
Non-controlling interest	27	$233	$60	$(74)
General partner	25	$7	$6	(1)
Limited partners	25	$394	$503	$(4)

(1)	Other reserves relate to unrealized actuarial (losses)/gains.

The accompanying notes are an integral part of the financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners								General Partner
				Reserves					Investments in Associates
US$ MILLIONS	Limited partners’ capital	General partner capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedge gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners capital
Balance as at January 1, 2011	$2,881	$19	$293	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,552	$4,923

Net income	—	—	182	—	—	—	—	—	—	—	5	—	253	440
Other comprehensive income (loss)	—	—	—	222	(35)	(30)	(64)	(1)	123	(3)	—	2	(20)	194

Comprehensive income	—	—	182	222	(35)	(30)	(64)	(1)	123	(3)	5	2	233	634
Unit issuance, net of repurchases	658	—	—	—	—	—	—	—	—	—	—	—	—	658
Partnership distributions	—	—	(216)	—	—	—	—	—	—	—	(6)	—	—	(222)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	40	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(142)	(142)
Other items	—	—	(2)	—	—	—	—	—	—	—	—	—	—	(2)

Balance as at December 31, 2011	$3,539	$19	$257	$228	$120	$(72)	$(53)	$10	$155	$(2)	$3	$2	$1,683	$5,889

(1)	Other reserves relate to unrealized actuarial (losses)/gains.

			Limited Partners								General Partner
				Reserves					Investments in Associates
US$ MILLIONS	Limited partners’ capital	General partner capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedge gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as at January 1, 2010	$1,807	$19	$(16)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,305	$3,210

Net income (loss)	—	—	425	—	—	—	—	—	—	—	5	—	43	473
Other comprehensive income (loss)	—	—	—	1	105	(51)	10	11	10	(8)	—	1	17	96

Comprehensive income	—	—	425	1	105	(51)	10	11	10	(8)	5	1	60	569
Unit issuance, net of repurchases	1,074	—	—	—	—	—	—	—	—	—	—	—	—	1,074
Partnership distributions	—	—	(116)	—	—	—	—	—	—	—	(1)	—	—	(117)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	174	174
Other items	—	—	—	—	—	—	—	—	—	—	—	—	13	13

Balance as at December 31, 2010	$2,881	$19	$293	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,552	$4,923

(1)	Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
				Reserves					Investments in Associates
US$ MILLIONS	Limited partners’ capital	General partner capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedge gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital
Balance as at January 1, 2009	$884	$10	$(4)	$—	$—	$70	$—	$—	$70	$13	$—	$—	$1,269	$2,312

Net income (loss)	—	—	53	—	—	—	—	—	—	—	—	—	(84)	(31)
Other comprehensive income (loss)	—	—	—	5	50	(61)	1	—	(48)	(4)	—	(1)	10	(48)

Comprehensive income	—	—	53	5	50	(61)	1	—	(48)	(4)	—	(1)	(74)	(79)
Unit issuance, net of repurchases	929	9	—	—	—	—	—	—	—	—	—	—	—	938
Partnership distributions	—	—	(59)	—	—	—	—	—	—	—	—	—	—	(59)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	89	89
Other items	(6)	—	(6)	—	—	—	—	—	—	—	—	—	21	9

Balance as at December 31, 2009	$1,807	$19	$(16)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,305	$3,210

(1)	Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of the financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
US$ MILLIONS	Notes	2011	2010	2009
Operating Activities
Net income (loss)		$440	$473	$(31)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	9	(45)	19	(3)
Gain on sale of investment, net of tax		—	—	(68)
Fair value adjustments		(356)	(12)	150
Depreciation and amortization expense		127	29	12
Fair value gains and other items	4	—	(396)	(28)
Provisions and other items		39	24	(12)
Deferred tax expense (recovery)	24	154	(21)	(30)
Changes in non-cash working capital, net	35	(19)	(38)	7

Cash from (used by) operating activities		340	78	(3)

Investing Activities
Acquisition in or sale of operating assets, net of disposals		(196)	142	(645)
Long lived assets, net of disposals		(507)	(37)	(7)
Net settlement of foreign exchange contracts		(60)	(33)	(9)

Cash (used by) from investing activities		(763)	72	(661)

Financing Activities
Distribution to unitholders	26	(222)	(117)	(59)
Corporate borrowings (repayments)	17	(18)	18	(139)
Subsidiary borrowings (repayments)		135	(9)	—
Partnership units issued, net of repurchases		658	5	929
Subsidiary distributions to non-controlling interest		(142)	—	—

Cash from (used by) financing activities		411	(103)	731

Cash and cash equivalents
Change during the year		$(12)	$47	$67
Impact of foreign exchange on cash		11	—	—
Balance, beginning of year		154	107	40

Balance, end of year		$153	$154	$107

Supplemental cash flow information is provided in note 35.

The accompanying notes are an integral part of the financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 1.    ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is 73 Front Street, Hamilton, Bermuda.

NOTE 2.    SUBSIDIARIES

The following provides information about the partnership’s principal subsidiaries as of December 31, 2011 and 2010.

			Ownership interest
Defined Name	Name of entity	Country of incorporation	2011%	2010%
Holding LP	Brookfield Infrastructure Limited Partners(1)	Bermuda	100	100
U.K. port operation	Brookfield Port Acquisitions (U.K.) Limited(1)	United Kingdom	59	59
U.S. freehold timberlands	Longview Timber Holdings Corp(1)	USA	30	30
Canadian freehold timberlands	Island Timberlands Limited Partnership(1)	Canada	38	38
Ontario electricity transmission operation	Great Lakes Power L.P.	Canada	100	100
Prime	Prime Infrastructure Holdings Limited	Australia	100	100
Australian coal terminal operation	Dalrymple Bay Coal Terminal(1),(2)	Australia	71	71
Australian railroad operation	WestNet Rail Holdings No. 1 Pty(2)	Australia	100	100
Australian energy distribution operation	Tasmania Gas Networks(2)	Australia	100	100
European energy distribution operation	International Energy Group(2)	United Kingdom	100	100
AET&D	Prime AET&D Holding No. 1 Pty Limited(3)	Australia	—	100
New England electricity transmission operation	Cross-Sound Cable Company LLC(4)	USA	23	100

(1)	Effective December 31, 2010, the partnership entered into voting agreements resulting in acquisition of control of these entities. As acquisitions under common control, the voting agreements were accounted for to reflect continuing control.
(2)	On December 8, 2010, the partnership acquired control of these entities through the acquisition of control in Prime.
(3)	In July 2011, a wholly-owned subsidiary of Prime completed the disposal of the AET&D group of assets (see note 15 for further details).
(4)	In August 2011, the New England electricity transmission operation was transferred to a Brookfield sponsored infrastructure fund (see note 15 and 31 for further details).

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The reporting periods of the subsidiaries are consistent with those of the partnership.

NOTE 3.    SIGNIFICANT ACCOUNTING POLICIES

a)	STATEMENT OF COMPLIANCE

These consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on April 27, 2012.

b)	BASIS OF PREPARATION

The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in note 3(s).

i)	Subsidiaries

These consolidated and combined financial statements include the accounts of the partnership and its consolidated (direct and indirect) subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the company obtains control, and continue to be consolidated until the date when control is lost. Control exists when the partnership has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Together, the partnership and its subsidiaries are referred to as “Brookfield Infrastructure” in these financial statements.

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in partnership capital. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intercompany balances, transactions, revenues and expenses are eliminated in full.

ii)	Associates

Associates are entities over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The partnership accounts for investments over which it has significant influence using the equity method, and these investments are recorded as Investments in associates on the Consolidated and Combined Statements of Financial Position.

Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, the partnership records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the partnership’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the partnership’s interest in an investee is adjusted for the partnership’s share of comprehensive income and distributions to the investee.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Where a Brookfield Infrastructure entity transacts with an associate of Brookfield Infrastructure, income and losses are eliminated to the extent of Brookfield Infrastructure’s interest in the relevant associate.

iii)	Reorganization of Brookfield Infrastructure Interests

Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield, Brookfield Infrastructure’s ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield’s indirect holdings in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and U.K. port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (“IFRS 3R”), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. The consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

•

Assets and liabilities of Holding LP, and the partnership’s interests in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and its U.K. port operation are reflected at their carrying amounts as at the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

•

In the partnership’s consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flows, the partnership’s freehold timberlands, Australian coal terminal and U.K. port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure’s freehold timberlands, Brookfield acquired control prior to January 1, 2009; for Brookfield Infrastructure’s U.K. port operation, Brookfield acquired control on November 20, 2009, and for Brookfield Infrastructure’s Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

•

Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership’s limited partnership units. This right is subject to the partnership’s right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership’s units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units.

c)	FOREIGN CURRENCY TRANSLATION

The U.S dollar is the functional and presentation currency of Brookfield Infrastructure. Each of Brookfield Infrastructure’s subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associates are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity. On disposal of a foreign

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

operation, the component of other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designed as hedges of net investments in these operations are reported in the same manner.

Foreign currency transactions, monetary assets and liabilities of the partnership and its U.S. dollar functional currency subsidiaries are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

d)	BUSINESS COMBINATIONS

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values (at the acquisition date) of assets acquired, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in the Statement of Operating Results as incurred and included in general and administrative expenses.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Statement of Operating Results, whereas changes in the fair values of contingent consideration classified within partnership capital are not subsequently re-measured.

Where a business combination is achieved in stages, Brookfield Infrastructure’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date Brookfield Infrastructure attains control and the resulting gain or loss, if any, is recognized in the Statement of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to Statement of Operating Results, where such treatment would be appropriate if that interest were disposed of.

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

The measurement period is the period from the date of acquisition to the date Brookfield Infrastructure obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.

Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue Recognition (“IAS 18”).

e)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

f)	ACCOUNTS RECEIVABLE

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less any allowance for uncollectability.

g)	PROPERTY, PLANT AND EQUIPMENT

Brookfield Infrastructure uses the revaluation method of accounting for classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Statements of Operating Results.

Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 49 years
Plant and equipment	Up to 39 years
Network systems	Up to 40 years
Track lease premium	41 years

Depreciation on property, plant and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

h)	STANDING TIMBER

Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value using external valuations on an annual basis.

Land under standing timber is accounted for using the revaluation method and included in property, plant and equipment.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

i)	INVESTMENT PROPERTY

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

Land of Brookfield Infrastructure’s U.S. and Canadian freehold timberlands, which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber is classified as investment property.

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

j)	ASSET IMPAIRMENT

At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in value recorded in net income, there is any indication that such assets are impaired. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

generating unit is less than their carrying value. Impairment losses are recorded as fair value adjustments in the Statements of Operating Results. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

k)	INTANGIBLE ASSETS

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights and service concession arrangements.

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

Concession arrangements were acquired as part of the acquisition of the Australian coal terminal operation and were recognized at their fair value. These intangible assets relate to the right to control and use a specific coal port terminal for a contractual length of time. These concession arrangements are amortized over the life of the contractual arrangement (91 years remaining).

The conservancy right was acquired as part of the acquisition of the U.K. Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the intangible assets’ estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Operating Results when the asset is derecognized.

l)	GOODWILL

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. Brookfield Infrastructure identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflow from other assets or groups of assets.

If, after reassessment, Brookfield Infrastructure’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the income or loss on disposal of the operation.

m)	REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to Brookfield Infrastructure and the revenue and costs incurred or to be incurred can be reliably measured.

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of customer returns, trade allowances, rebates and other similar allowances.

Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure’s activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Timber revenue

Revenue from the sale of logs and related products and services to external customers is recognized when significant risk and rewards of ownership are transferred, which is generally when the product is shipped and title passes, and collectability is reasonably assured.

Utilities

Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure’s Australian coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure’s Australian coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

Transport and Energy

Revenue from transport and energy infrastructure consists primarily of energy distribution income and freight services revenue. Energy distribution income is recognized when services are provided and are rendered based upon usage or volume throughput during the period. Freight services revenue is recognized at the time of the provision of services.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

n)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

The following summarizes Brookfield Infrastructure’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable and other	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Other financial assets
Derivatives assets	FVTPL(1)	Fair value
Other financial assets	Loans and receivables	Amortized cost

Financial liabilities
Corporate borrowings	Other liabilities	Amortized cost
Non-recourse borrowings	Other liabilities	Amortized cost(2)
Accounts payable and other	Other liabilities	Amortized cost
Other financial liabilities	FVTPL	Fair value

(1)	Fair value through profit or loss (“FVTPL”).
(2)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

i)	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in net income or as a component of equity as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

ii)	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income and expense.

o)	INCOME TAXES

Income tax expense represents the sum of the tax currently payable and deferred tax.

i)	Current income tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in partnership capital are also recognized directly in partnership capital.

ii)	Deferred tax

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

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

p)	ASSETS HELD FOR SALE

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

The profit or loss arising on reclassification or sale of a disposal group is recognized in discontinued operations.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

q)	PROVISIONS

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

r)	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s financial statements are outlined below.

i)	Common control transactions

IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Statements of Operating Results reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

ii)	Classification of assets and liabilities as held for sale

Brookfield Infrastructure’s accounting policy relating to assets held for sale is described in note 3(p). In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated and combined Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated and combined Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the asset represents part of a disposal group or segment.

iii)	Financial instruments

Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in note 3(n). The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships.

iv)	Revaluation method for property, plant and equipment

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

v)	Valuation of standing timber

The fair value of standing timber is determined with the assistance of an independent valuation expert using recognized valuation techniques. Key estimates and assumptions in determining the fair value of standing timber

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

vi)	Valuation of investment property

The fair value of investment property is determined with the assistance of an independent valuation expert using recognized valuation techniques, comprising both the discounted cash flow method and the yield method. In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure assets.

The determination of the fair value of investment property requires the use of estimates such as future cash flows from assets (such as lettings, tenants’ profiles, future revenue streams, capital values of fixtures and fittings, plant and machinery, any environmental matters and the overall repair and condition of the property) and discount rates applicable to those assets. These estimates are based on local market conditions existing at reporting date.

vii)	Fair values in business combinations

Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows, revenue streams and value-in-use calculations (refer to note 4 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

viii)	Impairment of goodwill and intangibles with indefinite lives

The impairment assessment of goodwill and intangibles with indefinite lives requires an estimation of the value-in-use or fair value less costs to sell of the cash-generating units to which goodwill has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

s)	FUTURE CHANGES IN ACCOUNTING POLICIES

i)	Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

IFRS 10 replaces IAS 27 and SIC-12, Consolidation of Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its consolidated and combined financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures (“IAS 31”) and SIC-31, Joint Controlled Entities–Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its consolidated and combined financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its consolidated and combined financial statements.

ii)	Fair Value Measurements

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 13 on its consolidated and combined financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

iii)	Income taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property (“IAS 40”). The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. Similar amendments have been made to introduce a presumption that non-depreciable property measured using the revaluation model in IAS 16, Property Plant and Equipment (“IAS 16”) is recovered through sale. These amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 12 on its consolidated and combined financial statements.

iv)	Presentation of Items of Other Comprehensive Income

The amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. Brookfield Infrastructure is currently evaluating the impact of amendments to IAS 1 on its consolidated and combined financial statements.

(v)	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, Financial Instruments: Disclosures. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be complete replacement of IAS 39.

NOTE 4.    ACQUISITIONS OF BUSINESSES

a)    Acquisition of Prime

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

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

On December 8, 2010, Brookfield Infrastructure acquired the remaining 60% of Prime in a transaction whereby Prime security holders received 0.24 partnership units per Prime security held and A$0.20 per Prime security held in a special distribution. Pursuant to the acquisition, Brookfield Infrastructure issued 49.8 million units with a value at issuance of $1.1 billion. As it acquired control of Prime, Brookfield Infrastructure accounted for the transaction in accordance with IFRS 3R.

As a part of the acquisition, Prime security holders were given the option to sell their units at a price of A$4.55 per unit. Brookfield Infrastructure funded this purchase through the sale of Brookfield Infrastructure units to Brookfield, its ultimate parent company, resulting in the issuance of 0.9 million units for $17 million. All of the proceeds were used to purchase Prime units.

Effective December 31, 2010, the partnership also entered into an arrangement with an affiliate of Brookfield whereby the partnership gained effective control of its Australian coal terminal operation. The arrangement has been accounted for in accordance with Brookfield Infrastructure’s accounting policy with respect to transfers between entities under common control. See note 3(b) for further details.

Under the requirements of IFRS 3R, Brookfield Infrastructure accounted for these transactions as a deemed disposition of its 40% interest in Prime and its interest in the Australian coal terminal operation for consideration equal to the fair market value of the equity interest combined with a concurrent acquisition of 100% of Prime and the Australian coal terminal operation. The deemed disposition was accounted for as follows:

US$ MILLIONS
Carrying value of investment in Prime and Australian coal terminal immediately before obtaining control	$(777)
Amounts recognized in OCI in relation to Prime and Australian coal terminal	14
Fair value of net assets in Prime and Australian coal terminal as of date of obtaining control	1,002

Gain on deemed disposition of equity interest (“remeasurement gain”)	$239

During 2010, Brookfield Infrastructure completed a purchase price allocation exercise for its acquisition of the remaining 60% of Prime which led to the recognition of a bargain purchase gain of $166 million. In completing the fair value analysis in accordance with our policy of accounting for property, plant and equipment using the revaluation method during 2011, Brookfield Infrastructure identified an error in the deferred tax assets and liabilities recorded on the acquisition accounting of Prime and DBCT. Accordingly, Brookfield Infrastructure reassessed its purchase accounting, and identified errors in the measurement of its share of the fair value of net assets and liabilities of Prime and DBCT, resulting in a $9 million reduction in the bargain purchase gain recognized in the year ended December 31, 2010. The Partnership has corrected its disclosures by adjusting its comparative financials. The effect of these adjustments on the December 31, 2010 consolidated and combined statement of financial position was a $136 million increase in property, plant and equipment, a $20 million increase in investment in associates, a $6 million increase to inventory, a $73 million increase in other assets (non-current), a $25 million increase in accounts payable and other, an $8 million increase in deferred income tax asset, a $280 increase in deferred income tax liability, and a $53 million decrease to non-controlling interest.

The following summarizes the major classes of consideration transferred, as well as the assets acquired and liabilities assumed at the acquisition date as a result of the concurrent acquisition of Prime and the Australian coal terminal operation reflecting the aforementioned adjustments that were detected in 2011.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Consideration transferred

US$ MILLIONS
2010:
Cash (net of equity issuance costs)	$(5)
Equity instruments	(1,069)
Fair value of interest in Prime and Australian coal terminal	(1,002)

Net consideration	$(2,076)

Fair value of assets and liabilities acquired as at December 8, 2010:

US$ MILLIONS
2010:
Cash	$125
Accounts receivable and other	2,150
Property, plant and equipment	2,067
Intangible assets	2,490
Investments in associates	797
Deferred income tax asset	372
Accounts payable and other	(2,348)
Non-recourse borrowings	(2,606)
Deferred income tax liability	(615)
Non-controlling interest	(199)

Net assets acquired	$2,233

The non-controlling interest in Prime recognized at the acquisition date relates to the remaining interest in the Australian coal terminal operation owned by third parties and was measured at fair value as at the acquisition date, amounting to $199 million.

Excess of fair value over consideration paid

An excess of fair value over consideration paid of $157 million was recognized as follows:

US$ MILLIONS
Consideration paid	$(2,076)
Fair value of net assets acquired	2,233

Bargain purchase gain	$157

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

As required by IFRS 3R, Brookfield Infrastructure reassessed the identification and measurement of assets and liabilities and the measurement of costs. This reassessment reaffirmed the bargain purchase gain of $157 million and remeasurement gain of $239 million that were recorded as fair value gains and other items on the Statements of Operating Results. Brookfield Infrastructure considers that the gain is reflective of industry conditions at the time of the negotiation of the acquisition.

See note 3(r), “Critical Accounting Judgments and Key Sources of Estimation Uncertainty”, for further discussion of significant assumptions used in measuring these fair values.

As this transaction resulted in a bargain purchase gain there was no recognized goodwill which would be expected to be deductible for income tax purposes.

Brookfield Infrastructure’s results from operations for the year ended December 31, 2010, include $59 million of revenue and $24 million of net income from Prime.

Had the Prime business combination been effective January 1, 2010, the revenue of Brookfield Infrastructure from continuing operations would have been $637 million (unaudited) and the income for the year from continuing operations would have been $163 million (unaudited). Brookfield Infrastructure considers these pro-forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and income, management has:

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

b)    Acquisition of U.K. Port operations

On November 20, 2009, Brookfield Infrastructure acquired a 60% interest in its U.K. port operation for consideration of $103 million, which was paid in November 2009. In 2010, the partnership entered into several arrangements with various affiliates of Brookfield whereby the partnership gained control of the U.K. port operation. These transactions are accounted for as a transfer between entities under common control. See note 3(b) for further details. The information below relates to the 2009 acquisition as this is the transaction that resulted in the partnership obtaining control.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date, reflecting the changes detailed in Note 36.

Consideration transferred

US$ MILLIONS
Cash	$103

Net consideration	$103

Fair value of assets and liabilities acquired as at November 20, 2009:

US$ MILLIONS
Cash	$15
Accounts receivable and other	35
Property, plant and equipment	277
Investment properties	143
Intangible assets	358
Accounts payable and other	(146)
Non-recourse borrowings	(349)
Deferred income tax liability	(113)
Non-controlling interest(1)	(89)

Net assets acquired	$131

(1)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure on November 20, 2009, which subsequently became non-controlling upon the common control transaction with Brookfield (see note 3(b) for further details).

The excess of the consideration paid by Brookfield over its share of the net fair value of the U.K. port operations’ net assets was recognized in income as follows:

Net consideration paid	$(103)
Fair value of share of net assets acquired	131

Bargain purchase gain	$28

As required by IFRS 3R, Brookfield Infrastructure reassessed the identification and measurement of assets and liabilities and the measurement of costs. This reassessment reaffirmed the bargain purchase gain of $28 million that was recorded as fair value gains and other items on the Statements of Operating Results. Brookfield Infrastructure considers that the gain is reflective of industry conditions at the time of the negotiation of the acquisition.

Other transactions

Also in 2010, the partnership entered into several arrangements with various affiliates of Brookfield whereby the partnership gained control of the U.K. port operations. These transactions were accounted for as a transfer between entities under common control (see note 3(b) for further details).

Consistent with its strategy of participating in Brookfield sponsored partnerships, Brookfield Infrastructure acquired a portion of its interest in the U.K. port operation through a Brookfield sponsored infrastructure fund in 2010.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

From December 2009 until its final close in September 2010, the Brookfield sponsored infrastructure fund periodically admitted new limited partners which resulted in a reduction in Brookfield Infrastructure’s ownership interests in the U.K. port operation. In conjunction with these transactions, Brookfield Infrastructure received approximately $20 million, representing the original cost of the investment plus a notional interest charge.

In addition, Brookfield Infrastructure acquired Brookfield’s interest in the U.K. port operation for approximately $27 million, representing the original cost of the investment plus a notional interest charge.

As a result of these transactions, Brookfield Infrastructure’s interest in its U.K. port operation decreased to 59%.

Net cash inflow (outflow) on acquisition

US$ MILLIONS	Prime	U.K. port
Net consideration paid in cash	$(5)	$(103)
Less: cash and cash equivalent balances acquired	125	15

Total inflow (outflow)	$120	$(88)

NOTE 5.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated and Combined Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in net income.

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operating Results, within Other (expenses) income, in the period in which they arise.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Carrying Value and Fair Value of Financial Instruments

The following table provides the carrying amount of financial instruments and their associated classifications as at December 31, 2011:

US$ MILLIONS Financial Instrument Classification	FVTPL	Loans and Receivables
Measurement Basis	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$153	$153
Accounts receivable and other assets	—	415	415
Restricted cash	—	28	28
Other financial assets(1)	109	—	109

Total	$109	$596	$705

Financial liabilities
Corporate borrowings	$—	$—	$—
Non-recourse borrowings	—	4,885	4,885
Accounts payable and other liabilities	—	670	670
Other financial liabilities(1)	245	—	245

Total	$245	$5,555	$5,800

(1)	Derivative instruments which are elected for hedge accounting totaling $99 million are included in Other financial assets and $205 million of derivative instruments are included in Other financial liabilities.

The following table provides the carrying amount of financial instruments and their associated classifications as at December 31, 2010:

US$ MILLIONS Financial Instrument Classification	FVTPL	Loans and Receivables
Measurement Basis	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$154	$154
Accounts receivable and other assets	—	319	319
Restricted cash	—	85	85
Other financial assets(1)	39	—	39

Total	$39	$558	$597

Financial liabilities
Corporate borrowings	$—	$18	$18
Non-recourse borrowings	—	4,575	4,575
Accounts payable and other liabilities	—	526	526
Other financial liabilities(1)	126	—	126

Total	$126	$5,119	$5,245

(1)	Derivative instruments which are elected for hedge accounting totaling $33 million are included in Other financial assets and $69 million of derivative instruments are included in Other financial liabilities.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The following table provides the carrying values and fair values of financial instruments as at December 31, 2011 and December 31, 2010:

	Dec. 31, 2011		Dec. 31, 2010
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$153	$153	$154	$154
Accounts receivable and other assets	415	415	319	319
Restricted cash	28	28	85	85
Other financial assets	109	109	39	39

Total	$705	$705	$597	$597

Financial liabilities
Corporate borrowings	$—	$—	$18	$18
Non-recourse borrowings	4,885	4,838	4,575	4,602
Accounts payable and other liabilities	670	670	526	526
Other financial liabilities	245	245	126	126

	$5,800	$5,753	$5,245	$5,272

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses the following cash flow hedges: interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the year ended December 31, 2011, pre-tax net unrealized losses of $94 million (2010: gain of $15 million, 2009: gain of $4 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2011, there was a net unrealized derivative liability balance of $118 million relating to derivative contracts designated as cash flow hedges (2010: $18 million).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

functional currency other than the U.S. dollar. For the year ended December 31, 2011, unrealized pre-tax net gains of $30 million (2010: losses of $18 million, 2009: $52 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $60 million loss (2010: loss of $33 million, 2009: loss of $9 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2011, there was a net unrealized derivative asset balance of $12 million relating to derivative contracts designated as net investment hedges (2010: net unrealized derivative liability balance of $18 million).

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	–	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	–	Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3	–	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

Assets and liabilities measured at fair value on a recurring basis include $109 million (2010: $39 million) of financial assets and $245 million (2010: $126 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	Dec. 31, 2011			Dec. 31, 2010
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets	$—	$109	$—	$—	$39	$—

Financial liabilities
Other financial liabilities	$—	$245	$—	$—	$126	$—

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 6.    ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2011	2010
Current:
Accounts receivable	$179	$158
Prepayments & other assets	36	29

Total current	$215	$187

Non-current:
Pension asset	$—	$1
Deferred financing costs(1)	10	9
Other assets	190	122

Total non-current	$200	$132

(1)	Deferred financing costs are amortized to interest expense over the term of the borrowing.

NOTE 7.    INVENTORY

US$ MILLIONS	2011	2010
Current:
Raw Materials and consumables	$87	$44

Carrying amount of inventories	$87	$44

The amount of write down of inventories recognized as an expense in 2011 is $nil (2010: $nil, 2009: $1 million), which is recognized in direct operating costs on the Statements of Operating Results.

NOTE 8.    FINANCIAL ASSETS

US$ MILLIONS	2011	2010
Current:
Foreign currency contracts	$19	$—
Call option	3	3
Other	1	3

Total current	$23	$6

Non-current:
Restricted cash(1)	$28	$85
Interest rate swaps	86	33

Total non-current	$114	$118

(1)	Restricted cash can only be used as a reserve for servicing debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Statements of Cash Flows.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 9.    INVESTMENTS IN ASSOCIATES

The following table presents the ownership interest and carrying values of Brookfield Infrastructure’s investments in associates and equity-accounted for joint ventures:

	Ownership Interest		Carrying Value
US$ MILLIONS	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Australasian Energy Distribution	42%	42%	$296	$300
European Port operation(1)	40%	40%	142	115
North American gas transmission operation	26%	26%	395	384
South American transmission operation	18%	18%	373	236
North American hydro generating station(2)	n/a	22%	—	8
Texas Electricity transmission project	11%	11%	5	2
South American toll road(3)	25%	n/a	159	—
Other(4)	30-50%	30-50%	30	44

Total			$1,400	$1,089

(1)	As at December 31, 2010, Brookfield Infrastructure’s interest in its European port operation was 60%; however, its ownership was subject to a share equalization scheme that will adjust the aggregate interest of the partners in the European port operation based on performance of the port operation in the years ended December 31, 2012 and 2013. Subsequent to the prior year ended December 31, 2010, an agreement was reached by all relevant parties and Brookfield Infrastructure’s ownership decreased to 40%.
(2)	In May 2011, Brookfield Infrastructure disposed of its interest in its North American hydro generating station to an affiliate of Brookfield (see note 31 for further details). A $2 million accounting gain was recognized relating to this disposal on the Statement of Operating Results in Other (expenses) income.
(3)	Brookfield Infrastructure invested $159 million in a Chilean toll road asset in December 2011 through a Brookfield sponsored partnership.
(4)	Other includes Brookfield Infrastructure’s Social Infrastructure assets.

The following table represents the change in the balance of investments in associates and equity-accounted for joint ventures:

US$ MILLIONS	2011	2010
Balance at beginning of year	$1,089	$1,087
Share of income for the year	76	52
Share of reserves for the year—OCI	120	2
Foreign currency translation	(50)	81
Distributions	(31)	(71)
Additions (dispositions)	196	(62)

Balance at end of year	$1,400	$1,089

The following table presents the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and equity-accounted for joint ventures:

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

US$ MILLIONS	2011	2010
Financial position
Total assets	$18,717	$12,568
Total liabilities	(13,564)	(8,711)

Net assets	$5,153	$3,857

The following table presents the gross and net income of the Brookfield Infrastructure’s investments in associates and equity- accounted for joint ventures:

US$ MILLIONS	2011	2010	2009
Financial performance
Total revenue	$2,443	$1,942	$423
Total income for the year	398	147	14
Brookfield Infrastructure’s share of associates’ income	$76	$52	$14

The fair value as at December 31, 2011 of Brookfield Infrastructure’s investments in associates for which there are published price quotations is $nil (2010: $nil).

NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2010	$221	$266	$685	$1,172
Additions	12	26	5	43
Acquisitions through business combinations (note 4)	532	1,535	—	2,067
Fair value adjustment	—	—	(139)	(139)
Net foreign currency exchange differences	—	33	8	41
Other	—	—	1	1

Balance at December 31, 2010	765	1,860	560	3,185

Additions (disposals)	94	455	(2)	547
Reclassified from held for sale	151	—	—	151
Fair value adjustment	13	241	19	273
Net foreign currency exchange differences	(27)	1	(7)	(33)

Balance at December 31, 2011	$996	$2,557	$570	$4,123

Accumulated depreciation:
Balance at January 1, 2010	$(17)	$(2)	$(3)	$(22)
Depreciation expense	(8)	(15)	(2)	(25)
Net foreign currency exchange differences	(6)	(1)	—	(7)

Balance at December 31, 2010	(31)	(18)	(5)	(54)

Depreciation expense	(27)	(63)	(2)	(92)
Fair value adjustment	35	35	—	70
Net foreign currency exchange differences	21	3	2	26

Balance at December 31, 2011	$(2)	$(43)	$(5)	$(50)

Net book value:
December 31, 2010	$734	$1,842	$555	$3,131

December 31, 2011	$994	$2,514	$565	$4,073

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The effective date of revaluation for all asset classes is December 31, 2011 and 2010. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.

At December 31, 2011, Brookfield Infrastructure carried out a review of the fair value of its Utility property, plant and equipment, resulting in a gain from revaluation of $48 million (2010: $nil) which was recognized in revaluation surplus in the Statements of Comprehensive Income. Key valuation assumptions include a weighted average discount rate of 7% and a weighted average terminal valuation of approximately 10 years. The carrying amount of Utility property, plant and equipment that would have been recognized had the assets been carried under the cost model is $946 million (2010: $734 million).

At December 31, 2011, Brookfield Infrastructure carried out a review of the fair value of its Transport & Energy property, plant and equipment. A gain from revaluation of $276 million (2010: $nil) was recognized in revaluation surplus in the Statements of Comprehensive Income. Key valuation assumptions include a weighted average discount rate of and a weighted average terminal valuation of approximately 10 years. The carrying amount of Transport & Energy assets that would have been recognized had the assets been carried under the cost model is $2,238 million (2010: $1,842 million).

At December 31, 2011, Brookfield Infrastructure carried out a review of the fair value of its U.S. and Canadian freehold timberlands’ property, plant and equipment. The review led to the recognition of a gain from revaluation of $19 million (2010: loss from revaluation of $139 million) which, as a reversal of a prior period impairment, has been recognized as fair value adjustments in the Statements of Operating Results. Fair value was determined based on an independent appraisal. Key valuation assumptions include a weighted average discount rate of 7% (2010: 7%) and an average terminal valuation of approximately 90 years (2010: 90 years). The carrying amount of Timber assets that would have been recognized had the assets been carried under the cost model is $565 million (2010: $555 million).

NOTE 11.    INTANGIBLE ASSETS

US$ MILLIONS	2011	2010
Cost	$2,955	$2,907
Accumulated amortization	(31)	(4)

Net intangible assets	$2,924	$2,903

Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2011	Dec. 31, 2010
Australian coal terminal	$2,555	$2,571
U.K. port operation	330	332
Other(1)	39	—

Total	$2,924	$2,903

(1)	Other intangibles are comprised of easements and permits to use and operate on government land.

The intangible asset at Brookfield’s Australian coal terminal operation relates to service concession arrangements. The service concession is awarded by Governmental authorities in that jurisdiction and it allows for the use and operations of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal’s services, including tariffs that can be charged to the users, are regulated by the Queensland

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Competition Authority. Brookfield Infrastructure’s Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and with an option to extend the arrangement an additional 50 years.

The following table presents the change in the balance of the intangible assets:

US$ MILLIONS	2011	2010
Costs at beginning of the year	$2,907	$345
Additions	20	—
Acquisitions through business combinations	—	2,490
Reclassified from held for sale	37	—
Foreign currency translation	(9)	72

Costs at end of year	$2,955	$2,907

The following table presents the accumulated amortization and accumulated impairment losses for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2011	2010
Accumulated amortization at beginning of year	$(4)	$—
Amortization	(28)	(4)
Reversal of impairments	—	—
Foreign currency translation	1	—

Accumulated amortization at end of year	$(31)	$(4)

NOTE 12.    STANDING TIMBER

US$ MILLIONS	Standing Timber
Gross Carrying Amount:
Balance at January 1, 2010	$2,425
Additions	5
Disposals	(9)
Gain arising from growth	142
Decrease resulting from harvest	(128)
Fair value adjustment	139
Net foreign currency exchange	3
Other	1

Balance at December 31, 2010	$2,578

Additions	—
Disposals	—
Gain arising from growth	186
Decrease resulting from harvest	(201)
Fair value adjustment	324
Net foreign currency exchange	—
Other	3

Balance at December 31, 2011	$2,890

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

As at December 31, 2011, Brookfield Infrastructure carried out a review of the recoverable amount of its standing timber. The review led to the recognition of a gain from revaluation of $324 million (2010: $139 million) in Brookfield Infrastructure’s U.S. and Canadian freehold timberlands, which has been recognized in the Statements of Operating Results. Fair value was determined based on independent appraisals. Key valuation assumptions include a weighted average discount rate of 7% (2010: 7%) and an average terminal valuation of approximately 90 years (2010: 90 years).

NOTE 13.    GOODWILL

US$ MILLIONS	Dec. 31, 2011	Dec. 31, 2010
Cost	$591	$591
Accumulated impairment losses	—	—

Total	$591	$591

Upon acquisition of U.S. freehold timberlands by Brookfield Infrastructure, a future tax obligation of approximately $591 million was recorded. The deferred tax liability arose because tax bases of the net assets, to Brookfield, were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $591 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. These tax circumstances are reviewed on an annual basis, and the goodwill balance is reduced if necessary. To date, no such changes have occurred. The functional currency of U.S. freehold timberlands is the same as the presentation currency of Brookfield Infrastructure’s financial statements, and as such no foreign exchange differences arise.

NOTE 14.    INVESTMENT PROPERTIES

US$ MILLIONS	U.K. port operation	HBU(1)	Total
Gross carrying amount:
Balance at January 1, 2010	$138	$37	$175
Disposals	—	(2)	(2)
Fair value adjustments	8	—	8
Foreign exchange differences	(6)	—	(6)

Balance at December 31, 2010	$140	$35	$175

Additions	—	4	4
Disposals	(2)	—	(2)
Fair value adjustments	11	4	15
Foreign exchange differences	3	(1)	2

Balance at December 31, 2011	$152	$42	$194

(1)	HBU is defined as “higher and better use” lands.

At December 31, 2011, $11 million and $4 million gains were recognized for the U.K. Port operation and HBU properties, respectively (2010: $8 million gain and $nil, respectively). Fair values of investment properties are determined based on valuations prepared by independent appraisers. Fair values are generally determined by calculating the discounted future cash flows of the properties.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 15.    DISCONTINUED OPERATIONS

HELD FOR SALE ASSETS: AET&D AND CSC

As part of the acquisition of Prime (as described in note 4) Brookfield Infrastructure acquired an interest in the disposal groups AET&D and CSC. On acquisition Brookfield Infrastructure classified AET&D and CSC as assets held for sale assets with a $nil carrying value.

In conjunction with the Prime re-capitalization (November 2009) Prime issued an option to the holders of exchangeable preference shares in Prime to receive any proceeds in relation to the disposal of the AET&D assets, and a 12 month option (with an option in favor of Brookfield) for a further two periods of 12 months each was issued to Brookfield to acquire CSC for nominal proceeds. In November 2010, Brookfield extended their option for a further 12 months.

In July 2011, a wholly-owned subsidiary of Prime completed the disposal of the AET&D group of assets. As Prime had effectively granted to former holders of certain exchangeable preferred shares the right to receive any residual proceeds from the disposal of the AET&D assets (after satisfaction of existing debt and payment of all costs, expenses and other obligations), no proceeds from this sale accrue to Brookfield Infrastructure. No accounting gains or losses have been recognized relating to this sale.

In August 2011, Brookfield Infrastructure transferred its ownership interest in CSC to a Brookfield sponsored infrastructure fund for insignificant proceeds. Concurrently, the partnership entered into a voting agreement with Brookfield, whereby the partnership effectively maintains control of CSC. Subsequent to the transfer, Brookfield negotiated a repayment of the existing debt at CSC requiring an investment of $9 million dollars for a 23% interest in CSC. Following the repayment of debt, Brookfield Infrastructure discontinued classifying CSC as an asset held for sale. No accounting gains or losses have been recognized relating to this transfer.

The major classes of assets and liabilities comprising the businesses classified as held for sale are as follows:

US$ MILLIONS	2011	2010
CURRENT ASSETS
Cash and cash equivalents	$—	$66
Accounts receivable and other current assets	—	49

Total	—	115

NON-CURRENT ASSETS
Investments in associates	—	276
Property, plant and equipment	—	1,298
Other intangible assets	—	170

Total assets classified as held for sale	—	1,859

CURRENT LIABILITIES
Accounts payable and other current liabilities	—	(78)
Borrowings	—	(1,117)

Total	—	(1,195)

NON-CURRENT LIABILITIES
Accounts payable and other non-current liabilities	—	(328)
Borrowings	—	(336)

Total liabilities associated with assets held for sale	—	(1,859)

Net assets classified as held for sale	$—	$—

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Net income earned by discontinued operations was $nil for the year ended December 31, 2011 (2010: $nil, 2009: $nil).

Cash flows generated by discontinued operations was $nil for the year ended December 31, 2011 (2010: $nil, 2009: $nil).

NOTE 16.    ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note		2011	2010
Current:
Accounts payable(1)			$166	$161
Other liabilities			181	85
Deferred revenue	(i	)	14	12
Provisions	(ii	)	9	7

Total current			$370	$265

Non-current:
Deferred revenue	(i	)	257	162
Other liabilities			36	44
Provisions	(ii	)	7	55

Total non-current			$300	$261

(1)	The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 33.

(i)    Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure’s Australian railroad operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access arrangement with the contributor.

(ii)    Brookfield Infrastructure’s U.K. port operation is involved in an industry wide representative legal action in relation to the Pilots National Pension Fund (“PNPF”), a defined benefit pension scheme which covers marine pilots in the U.K., including self employed pilots. The pension fund is in a significant deficit and is seeking to levy deficit contributions on Harbour Authorities who authorize self employed pilots but do not employ them, such as Brookfield Infrastructure’s U.K. port operation. On June 29, 2010, a judgment was issued ruling the Trustees can levy such contributions. Brookfield Infrastructure’s U.K. port operation had appealed the ruling and recorded a provision of $38 million in 2010. In 2011, Brookfield Infrastructure negotiated a settlement with the Trustees, whereby it has agreed to pay the PNPF approximately $13 million over a nine year period, which was recorded as an Other liability on the Statement of Financial Position. As a result, a $25 million gain was recognized in Other (expenses) income in the Statements of Operating Results.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 17.    BORROWINGS

(a)	Corporate Borrowings

Brookfield Infrastructure has a $700 million senior secured revolving credit facility used for general working capital including acquisitions. The $700 million is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 13, 2013. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured on a subordinated basis by the assets of Brookfield Infrastructure and the guarantors. Loans under this facility accrue interest at a floating rate based on LIBOR plus 3.5%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility equal to 25% of the applicable margin per annum. As at December 31, 2011, $nil was drawn on the credit facility (2010: $18 million).

(b)	Non-Recourse Borrowings

The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	December 31, 2011	December 31, 2010
Current	$145	$615
Non-current	4,740	3,960

Total	$4,885	$4,575

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate(1)	Total
2012	$14	$17	$—	$114	$145
2013	625	10	453	—	1,088
2014	45	594	—	—	639
2015	8	24	408	—	440
2016	331	82	—	—	413
Thereafter	1,314	235	611	—	2,160

Total – Dec. 31, 2011	$2,337	$962	$1,472	$114	$4,885

Total – Dec. 31, 2010	$2,109	$883	$1,470	$113	$4,575

(1)	Corporate non-recourse borrowings are comprised of secured bonds issued by a Prime holding company that rank pari passu to Prime’s other senior secured debt obligations and are non-recourse to the partnership.

The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate	Total
Dec. 31, 2011	7%	8%	6%	9%	7%
Dec. 31, 2010	7%	7%	6%	9%	6%

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS	Dec 31, 2011	Local Currency		Dec 31, 2010	Local Currency
U.S. dollars	$2,236	US$	2,236	$1,470	US$	1,470
Australian dollars	1,668	A$	1,635	2,143	A$	2,094
Canadian dollars	115	C$	118	117	C$	117
British pounds	752	£	484	732	£	469
New Zealand dollars	114	N$	147	113	N$	$147

NOTE 18.    FINANCIAL LIABILITIES

US$ MILLIONS	2011	2010
Current:
Foreign currency forward contracts	$—	$18
Interest rate swaps	11	2
Other	—	9

Total current financial liabilities	$11	$29

Non-current:
Foreign currency forward contracts	$—	$82
Interest rate swaps	201	—
Inflation swaps	33	—
Other	—	15

Total non-current financial liabilities	$234	$97

NOTE 19.    PREFERRED SHARES

As at December 31, 2011, Brookfield Infrastructure (Canada) Holdings Inc, Brookfield Infrastructure Corporation, and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, for proceeds of $5 million, $5 million and $10 million respectively (2010: $20 million). Each preferred share is non-voting preferred and is redeemable at $25 per share (except in the case of the preferred share issued by Brookfield Infrastructure Corporation, which is redeemable for $5 million) together with any accrued and unpaid dividends at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. The preferred shares entitle the holder thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2011, there are no dividends in arrears.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 20.    REVENUES

Brookfield Infrastructure’s revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2011	2010	2009
Utilities	$550	$68	$30
Transport & energy	565	212	19
Timber	521	354	241

	$1,636	$634	$290

NOTE 21.    INTEREST EXPENSE

US$ MILLIONS	2011	2010	2009
Interest on corporate facility	$5	$—	$1
Interest on non-recourse borrowings	324	136	95
Deferred financing fees	1	3	3
Preferred shares dividend	1	1	1
Standby fee expense on corporate facility	4	4	3

	$335	$144	$103

NOTE 22.    PAYROLL EXPENSE

Throughout the year, the immediate parent company, in its capacity as the partnership’s general partner, incurs director fees, which are charged to the partnership in accordance with the limited partnership agreement. The directors of the immediate parent company are key management personnel of the partnership. Director fees paid by the general partner for the year ended December 31, 2011 were less than $1 million (2010: less than $1 million; 2009: less than $1 million). No other forms of compensation were received by directors in their capacity as directors of the partnership’s general partner.

For the year ended December 31, 2011, payroll expense at Brookfield Infrastructure’s subsidiaries was $169 million (2010: $112 million; 2009: $25 million).

NOTE 23.    TBE DIVESTITURE

In September 2008, Brookfield Infrastructure exercised an option to sell its minority interest in Transmissoras Brasileiras De Energia (“TBE”) to a Brazilian state owned utility. On June 30, 2009, the sale of the TBE interests was completed and Brookfield Infrastructure received proceeds of $244 million. Brookfield Infrastructure had entered into a foreign exchange hedge to lock in the projected proceeds in U.S. dollars in 2008. During 2009, Brookfield Infrastructure recorded a loss of $9 million from hedge settlements; however, since inception of the hedge program a total gain of $19 million was recorded within partnership capital. The sale of TBE resulted in the recognition of a $68 million after tax gain on sale over book value, which includes gains recorded on the foreign exchange hedge which was released from accumulated other comprehensive income.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 24.    INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudan taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

(a)	DEFERRED INCOME TAX BALANCES

The sources of deferred income tax balances are as follows:

US$ MILLIONS	2011	2010
Deferred income tax assets
Tax losses carried forward	$153	$150
Financial instruments and other	186	21

	$339	$171

Deferred income tax liabilities
Property, plant and equipment, investment properties and standing timber	($1,064)	($791)
Intangible assets	(430)	(300)

	$(1,494)	$(1,091)

Net deferred income tax liabilities	$(1,155)	$(920)

Reflected in the statements of financial position as follows:
Deferred tax assets	$405	$385
Deferred tax liabilities	(1,560)	(1,305)

Net deferred income tax liabilities	$(1,155)	$(920)

The sources of deferred income tax balances and movements are as follows:

	Jan. 1, 2011	Recognized in			Dec. 31, 2011
US$ MILLIONS		Net Income	OCI	Other
Deferred tax assets related to non-capital losses and capital losses	$150	$13	$—	$(10)	$153
Deferred tax liabilities related to differences in tax and book basis, net	(1,070)	(167)	(71)	—	(1,308)

Net deferred tax liabilities	$(920)	$(154)	$(71)	$(10)	$(1,155)

	Jan. 1, 2010	Recognized in				Dec. 31, 2010
US$ MILLIONS		Net Income	OCI	Acquisitions	Other
Deferred tax assets related to non-capital losses and capital losses	$51	$1	$—	$98	$—	$150
Deferred tax liabilities related to differences in tax and book basis, net	(732)	20	(10)	(341)	(7)	(1,070)

Net deferred tax liabilities	$(681)	$21	$(10)	$(243)	$(7)	$(920)

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $357 million (2010: $332 million). Of the $357 million of deductible temporary differences not recognized, $260 million (2010: $265 million) relates to capital losses and $97 million (2010: $15 million) relate to non-capital losses and temporary differences which carry forward indefinitely and have no expiry dates. The remaining 2010 unrecognized losses of $52 million relate to non-capital losses which expire over the next 20 years.

(b)	INCOME TAX RECOGNIZED IN PROFIT OR LOSS

The major components of income tax expense include the following:

US$ MILLIONS	2011	2010	2009
Tax expense (benefit) comprises:
Current income tax expense	$4	$6	$19
Deferred income tax expense / (benefit)	154	(21)	(30)

Total income tax expense / (benefit)	$158	$(15)	$(11)

Income tax on income before tax and non-controlling interests reconciles to tax expense (benefit) as follows:
Net income (loss) before income tax and non-controlling interests	$598	$458	$(42)

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	190	91	(40)
Change in substantively enacted tax rates	(15)	(5)	—
Earnings from investments in associates	(7)	—	—
Non-taxable portion of loss / (gain)	1	(82)	—
Income not assessable	(32)	(16)	8
Withholding taxes	3	2	18
Permanent differences and other	18	(5)	19

Income tax expense / (benefit) recognized in profit or loss	$158	$(15)	$(11)

As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where the partnership’s subsidiaries operate. The composite rate has increased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

The partnership has approximately $1,083 million (2010: $305 million) of temporary differences associated with its investments in subsidiaries and associates for which no deferred taxes have been provided.

(c)	INCOME TAX RECOGNISED DIRECTLY IN OTHER COMPREHENSIVE INCOME

US$ MILLIONS	2011	2010	2009
Deferred tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$94	$—	$—
Cash flow hedge	(22)	2	1
Other	(1)	8	—

Total income tax expense recognized directly in other comprehensive income	$71	$10	$1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 25.    PARTNERSHIP CAPITAL

	000.0	000.0	000.0	000.0	000.0	000.0
	General partnership units		Limited partnership units		Total
Units millions	2011	2010	2011	2010	2011	2010
Authorized to issue
On issue at January 1	1.1	1.1	156.3	105.6	157.4	106.7
Issued for cash	—	—	27.7	50.7	27.7	50.7
Shares repurchased	—	—	—	—	—	—

On issue at December 31	1.1	1.1	184.0	156.3	185.1	157.4

In October 2011, Brookfield Infrastructure issued 27.7 million Limited Partnership units at $24.75 per unit under our shelf registrations in the U.S. and Canada. In total, $677 million of gross proceeds were raised through this issuance and $20 million in equity issuance costs were incurred.

The weighted average number of general partnership units outstanding for the year ended December 31, 2011 was 1.1 million (2010: 1.1 million; 2009: 0.5 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2011 was 161.4 million (2010: 108.8 million; 2009: 47.2 million).

	$0,000	$0,000	$0,000	$0,000	$0,000	$0,000
	General partnership		Limited partnership		Total
US$ MILLIONS	2011	2010	2011	2010	2011	2010
Opening balance	$19	$19	$2,881	$1,807	$2,900	$1,826
Share issuance	—	—	658	1,074	658	1,074

Ending balance	$19	$19	$3,539	$2,881	$3,558	$2,900

Brookfield Infrastructure’s capital structure is comprised of two classes of partnership units: general partnership units and limited partnership units.

Limited partnership units entitle the holder to their proportionate share of distributions. The Holding LP has issued 51.7 million redeemable partnership units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units at the market price of the partnership. This right is subject to the partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership’s units (subject to certain customary adjustments). Brookfield’s aggregate limited partnership interest in the partnership would be approximately 30% if Brookfield exercised its redemption right in full and the partnership fully exercised its right of first refusal. As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units of Brookfield Infrastructure.

General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. Further, in its capacity as the general partner of the Holding LP, the general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

distribution rights are entitled to 25% of incremental distributions above this threshold. During the year, the partnership paid incentive distributions of $4 million (2010: $nil, 2009: $nil).

In June 2010, we implemented a distribution reinvestment plan (“the Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 17,635 units for proceeds of $1 million (2010: 44 units, for proceeds of less than $1 million) under the Plan.

There are no units reserved for issue under options or other contracts.

NOTE 26.    DISTRIBUTIONS

For the year ended December 31, 2011, distributions to partnership unitholders were $218 million or $1.32 per partnership unit (2010: $117 million or $1.10 per unit, 2009: $59 million or $1.06 per unit).

Additionally, incentive distributions were made to the general partner of $4 million (2010: $nil, 2009: $nil).

NOTE 27.    NON-CONTROLLING INTEREST

US$ MILLIONS	2011	2010
Balance at beginning of the year	$1,552	$1,305
Share of income for the year	253	43
Share of other comprehensive income (loss)	(20)	17
Business combinations	—	174
Partial disposal of subsidiaries	—	7
Acquisition of interests	40	—
Subsidiary distributions to non-controlling interest	(142)	—
Other	—	6

Balance at end of the year	$1,683	$1,552

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 28.    CONTINGENT ASSETS & LIABILITIES

	$000	$000
US$ MILLIONS	2011	2010
Contingent liabilities:
Letters of credit	$16	$4
Bank and other guarantees(1)	28	32
Acquisition earn-outs(2)	7	7
Other	—	6

Total contingent liabilities	$51	$49

Contingent assets:
Acquisition earn-outs	$7	$7

Total contingent assets	$7	$7

(1)	As at December 31, 2011, Brookfield Infrastructure, including its associates, had bank and customs guarantees outstanding to third parties totaling $28 million (2010: $32 million). These guarantees are supported by cash on deposit with banks.
(2)	An acquisition earn-out is payable to the vendor of Rauma Stevedoring to the extent that Euroports Finland receives a binding option right to operate in a proposed new container terminal in Europe for between 15 and 30 years. The amount payable is $7 million.

NOTE 29.    CONTRACTUAL COMMITMENTS

US$ MILLIONS	2011	2010
Commitments
Not longer than one year	$312	$82
Longer than one year and not longer than five years	137	105
Longer than five years	38	78

	$487	$265

Brookfield Infrastructure’s contractual commitments relate primarily to contracted project costs for various growth initiatives and network upgrades at our Australian railroad operation, committed expenditures associated with gas and electricity sales contracts at our European energy distribution operation and lease obligations.

In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to wholly owned subsidiaries of Brookfield (the “Manager”) equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership plus net recourse debt. Based on the market value of the partnership as of December 31, 2011, this fee is estimated to be approximately $63 million per annum. This fee is recorded on the Statements of Operating Results in general and administrative expenses.

NOTE 30.    RETIREMENT BENEFIT PLANS

Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2011 was $4 million (2010: $9 million, 2009: $nil). The

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

discount rate used was 5.0% (2010: 5.5%, 2009: 6.2%) with an increase in the rate of compensation of 3.9% (2010: 4.1%, 2009: 3.8%) and an investment rate of 5.6% (2010: 6.2%, 2009: 7.0%).

US$ MILLIONS	2011	2010
Plan assets	$229	$227
Less accrued benefit obligation	(234)	(228)

Accrued benefit liability	$(5)	$(1)

NOTE 31.    RELATED PARTY DISCLOSURES

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

Throughout the year, the immediate parent company, in its capacity as the partnership’s general partner, incurs director fees, which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2011 (2010: less than $1 million, 2009: less than $1 million).

(b)	Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% per quarter (1.25% annually) of the market value plus net recourse debt of the partnership. The Base Management Fee was $53 million for the year ended December 31, 2011 (2010: $28 million, 2009: $10 million).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in Brookfield Infrastructure into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership, Brookfield Infrastructure, the Holding LP and certain holding entities held directly by the Holding LP.

During the year, $9 million was reimbursed to a related party. These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Brookfield Infrastructure has placed funds on deposit with a related party. Interest earned on the deposits is at market terms. At December 31, 2011, Brookfield Infrastructure’s deposit balance with its immediate parent was $76 million (2010: $nil) and earned interest of less than $1 million for the year (2010: less than $1 million, 2009: less than $1 million).

In May 2011, Brookfield Infrastructure disposed of its interest in its U.S. hydro facility to an affiliate of Brookfield for proceeds of $10 million representing the original cost of the investment plus a notional interest charge.

In August 2011, Brookfield Infrastructure transferred its ownership in CSC to a Brookfield sponsored infrastructure fund for insignificant proceeds. Concurrently, the partnership entered into a voting agreement with Brookfield, whereby the partnership effectively maintains control of CSC. No gains or losses have been recognized relating to this transfer.

NOTE 32.    DERIVATIVE FINANCIAL INSTRUMENTS

Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2011 and 2010 is as follows:

MILLIONS	Note		Dec. 31, 2011	Dec. 31, 2010
Foreign exchange contracts	(a	)	$569	$710
Interest rates swaps	(b	)	4,044	2,915

			$4,613	$3,625

The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2011 and 2010:

MILLIONS	Unrealized Gains During 2011	Unrealized Losses During 2011	Net Change During 2011	Net Change During 2010
Foreign exchange derivatives	$37	$—	$37	$(15)
Interest rate derivatives	46	(136)	(90)	9

	$83	$(136)	$(53)	$(6)

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(a)	Foreign Exchange

Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2011 and 2010.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
MILLIONS	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Foreign exchange contracts
Australian dollars	$138	$413	1.02	1.01
British pounds	208	63	1.57	1.56
European Union euros	68	35	1.43	1.34
New Zealand dollars	27	71	0.81	0.78
Foreign exchange options
Australian dollars	128	128	1.05	1.05

	$569	$710

(b)	Interest Rates

At December 31, 2011, Brookfield Infrastructure held interest rate swap contracts having an aggregate notional amount of $3,931 million (2010: $2,801 million). A subsidiary of Brookfield Infrastructure held inflation linked swaps having an aggregate notional amount of $113 million (2010: $114 million).

Other Information Regarding Derivative Financial Instruments

The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2011 and the comparative notional amounts at December 31, 2010, for both derivatives that are fair value through profit or loss and derivatives that qualify for hedge accounting:

	Dec. 31, 2011				Dec. 31, 2010
MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$324	$—	$—	$324	$128
Interest rate derivatives
Interest rate swaps	182	—	306	488	200
Interest rate caps	—	33	—	33	—
Inflation linked swap	113	—	—	113	114

	$619	$33	$306	$958	$442

Elected for hedge accounting
Foreign exchange derivatives	$245	$—	$—	$245	$582
Interest rate derivatives
Interest rate swaps	5	2,309	1,096	3,410	2,601

	$250	$2,309	$1,096	$3,655	$3,183

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2011 and 2010 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

AS AT AND FOR THE YEARS ENDED (MILLIONS)	2011			2010
	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$3,410	$(94)	$(1)	$2,601	$15	$(3)
Net investment hedges	245	30	—	582	(18)	—

	$3,655	$(64)	$(1)	$3,183	$(3)	$(3)

NOTE 33.    MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

Brookfield Infrastructure recognizes that risk management is an integral part of good management practice:

Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments; capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk) and credit risk. The following is a description of these risks and how they are managed:

(a)	Capital Risk Management

Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2010.

The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2011	2010
Subsidiary and corporate borrowings	$4,885	$4,593
Preferred shares	20	20
Cash and cash equivalents	(153)	(154)

Net Debt	4,752	4,459
Total partnership capital	5,889	4,923

Total capital and net debt	$10,641	$9,382

Net debt to capitalization ratio	45%	48%

The Board, along with senior management of the Manager, reviews Brookfield Infrastructure’s capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.

Brookfield Infrastructure manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also strives to borrow in the currency where the asset operates, where possible, in order to hedge its currency risk.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Generally, Brookfield Infrastructure’s equity strategy is to issue equity in conjunction with future acquisitions. However, Brookfield Infrastructure may also issue an amount of equity opportunistically to enhance its liquidity to pursue investments. In December 2009, Brookfield Infrastructure filed shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.

Brookfield Infrastructure’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, Brookfield Infrastructure will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. The partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.

As disclosed within borrowings (note 17), Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest cover ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirement.

During the years ended December 31, 2011, 2010 and 2009, there were no breaches of any loan covenants within Brookfield Infrastructure.

(b)	Liquidity Risk Management

Brookfield Infrastructure attempts to maintain sufficient financial liquidity at all times so that it is able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of its Funds from operations (“FFO”) to unitholders. Brookfield Infrastructure’s principal sources of liquidity are cash flows from its operations, undrawn credit facilities and access to public and private capital markets. Brookfield Infrastructure also structures the ownership of its assets to enhance its ability to monetize them to provide additional liquidity, if necessary.

Brookfield Infrastructure’s estimated corporate liquidity as at December 31 is as follows:

US$ MILLIONS	2011	2010
Cash(1)	$79	$2
Availability under committed credit facility(1)	700	700
Draw on credit facility	—	(18)

Estimated corporate liquidity(1)	$779	$684

(1)	Corporate level only.

Brookfield Infrastructure’s $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 2013. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2011, $nil was drawn on this facility (2010: $18 million) and $51 million was committed to letters of credit (2010: $nil).

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows.

December 31, 2011 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$354	$14	$21	$26	$415
Interest-bearing liabilities	362	1,825	1,306	2,731	6,224
Finance lease liabilities	4	3	8	—	15
Other financial liabilities	6	7	4	—	17

Derivative liabilities:
Net settled interest rate swaps	51	73	63	26	213
Net settled foreign currency exchange forward contracts	—	—	—	—	—
Net settled inflation swaps	2	31	—	—	33
Other derivative liabilities	—	—	32	—	32

December 31, 2010 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$252	$5	$20	$22	$299
Interest-bearing liabilities	890	1,653	2,217	1,661	6,421
Finance lease liabilities	1	—	2	—	3
Other financial liabilities	9	40	—	—	49

Derivative liabilities:
Net settled interest rate swaps	19	15	42	5	81
Net settled foreign currency exchange forward contracts	18	—	—	—	18
Net settled inflation swaps	—	—	31	—	31

(c)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Infrastructure will fluctuate because of the change in market prices. Market risk includes the risk of changes in interest rates and foreign currency exchange rates.

Brookfield Infrastructure seeks to minimize the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Brookfield Infrastructure’s Treasury Policy. Brookfield Infrastructure does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes.

The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, senior management of Brookfield Infrastructure’s external manager perform the monitoring, review and approval role and report to the Board on a regular basis.

Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, and derivative instruments, such as interest rate and foreign currency contracts.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

Interest Rate Risk Management

Brookfield Infrastructure’s primary objectives with respect to interest rate risk management are to ensure that:

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

To achieve these objectives, in general terms, Brookfield Infrastructure’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivate instruments. In addition, where possible, interest rate risk is minimized by matching the terms of interest rate swap contracts in regulated businesses to the term of the rate period, thus providing natural hedges.

The sensitivity analyses below reflect Brookfield Infrastructure’s exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 50 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. Such parallel shift in the yield curve by 50 basis points would have had the following impact, assuming all other variables were held constant:

	2011		2010		2009
US$ MILLIONS	50 bp increase	50 bp decrease	50 bp increase	50 bp decrease	50 bp increase	50 bp decrease
Net income (loss)	$13	$(11)	$1	$(5)	$1	$(1)
Other comprehensive (loss) income	(14)	15	(33)	65	—	—

Foreign Currency Risk Management

Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:

•	Brookfield Infrastructure leverages any natural hedges that may exist within its operations

•	Brookfield Infrastructure utilizes local currency debt financing to the extent possible

•	Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2011 and 2010:

2011 US$ MILLIONS	AUD	GBP	NZD	EUR	CLP	USD	CAD	Total
Assets:
Current assets	$149	$129	$—	$—	$—	$197	$3	$478
Non-current assets	5,280	1,539	296	142	159	5,114	261	12,791

	$5,429	$1,668	$296	$142	$159	$5,311	$264	$13,269

Liabilities:
Current liabilities	$150	$167	$114	$—	$—	$91	$4	$526
Non-current liabilities	3,283	1,064	—	—	—	2,374	133	6,854

	3,433	1,231	114	—	—	2,465	137	7,380

Non-controlling interest	(177)	(117)	—	—	—	(1,389)	—	(1,683)

Net investment	$1,819	$320	$182	$142	$159	$1,457	$127	$4,206

2010 US$ MILLIONS	AUD	GBP	NZD	EUR	USD	CAD	Total
Assets:
Current assets	$2,019	$92	$—	$—	$133	$6	$2,250
Non-current asset	4,592	1,442	280	114	4,454	220	11,102

	$6,611	$1,534	$280	$114	$4,587	$226	$13,352

Liabilities:
Current liabilities	$2,561	$114	$—	$—	$88	$5	$2,768
Non-current liabilities	2,312	1,055	113	—	2,054	127	5,661

	4,873	1,169	113	—	2,142	132	8,429

Non-controlling interest	(207)	(99)	—	—	(1,246)	—	(1,552)

Net investment	$1,531	$266	$167	$114	$1,199	$94	$3,371

The following tables detail Brookfield Infrastructure’s sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:

•

outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at period end for a 10% change in foreign currency rates from the rate at which they are translated; and

•	foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

	Impact on Net Income
	2011		2010		2009
US$ MILLIONS	+10%	-10%	+10%	-10%	+10%	-10%
USD/NZD	$1	$(1)	$—	$—	$—	$—
USD/AUD	—	—	(26)	26	(1)	1
USD/EUR	2	(2)	1	(1)	—	—
USD/GBP	(5)	5	(1)	1	(3)	3
USD/CLP	—	—	—	—	—	—
USD/CDN	(1)	1	(1)	1	—	—

	Impact on Partnership Capital
	2011		2010		2009
US$ MILLIONS	+10%	-10%	+10%	-10%	+10%	-10%
USD/NZD	$(16)	$16	$(9)	$9	$(8)	$8
USD/AUD	(166)	166	(105)	105	(46)	46
USD/EUR	(7)	7	(8)	8	(3)	3
USD/GBP	(10)	10	(20)	20	(21)	21
USD/CLP	(16)	16	—	—	—	—
USD/CDN	(13)	13	(9)	9	(8)	8

(d)	Credit Risk Management

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.

From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which ensure that Brookfield Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Brookfield Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect Brookfield Infrastructure’s scale of activity and allow it to manage its treasury business competitively.

Brookfield Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

NOTE 34.    SEGMENT INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

units and other non-cash items. Adjusted EBITDA is calculated as FFO excluding the impact of interest and taxes.

The following table provides each segment’s results in the format that management utilizes to make operating decisions and assess performance. No operating segments have been aggregated to form the reportable operating segments below. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods.

	Utilities		Transport & Energy		Timber		Other	Total(1)
FOR THE YEAR ENDED DECEMBER 31, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share
Revenues	$1,268	$644	$1,886	$951	$468	$155	$—
Cost attributed to revenues	(409)	(226)	(1,230)	(628)	(284)	(95)	(61)

Adjusted EBITDA	859	418	656	323	184	60	(61)
Other income	11	6	10	4	6	1	7
Interest expense	(277)	(149)	(340)	(156)	(85)	(28)	(25)
Cash taxes	(2)	—	(10)	(4)	(2)	—	(4)

FFO	591	275	316	167	103	33	(83)
Depreciation and amortization	(204)	(91)	(224)	(112)	(2)	—	—
Fair value gains and other items	247	40	—	—	—	—	—
Fair value adjustments	—	—	15	6	341	93	—
Unrealized (losses) gains on derivative instruments	(37)	(12)	(9)	(3)	—	—	(11)
Deferred taxes and other items	(147)	(49)	(6)	(11)	(131)	(35)	(20)

Net income attributable to partnership	$450	$163	$92	$47	$311	$91	$(114)	$187

	Utilities		Transport & Energy		Timber		Other	Total(1)
FOR THE YEAR ENDED DECEMBER 31, 2010 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share
Revenues	$840	$331	$1,248	$548	$341	$106	$—
Cost attributed to revenues	(237)	(104)	(823)	(379)	(226)	(70)	(42)

Adjusted EBITDA	603	227	425	169	115	36	(42)
Other income	3	—	4	1	2	3	4
Interest expense	(196)	(81)	(196)	(79)	(85)	(28)	(11)
Cash taxes	(4)	(2)	(1)	—	(1)	—	—

FFO	406	144	232	91	31	11	(49)
Depreciation and amortization	(151)	(60)	(175)	(72)	(1)	—	—
Fair value gains and other items	—	—	—	—	—	—	396
Fair value adjustments	—	—	—	—	12	10	—
Unrealized (losses) gains on derivative instruments	(115)	(18)	1	—	—	—	5
Deferred taxes and other items	(28)	(21)	90	28	17	3	(38)

Net income attributable to partnership	$112	$45	$148	$47	$59	$24	$314	$430

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

	Utilities		Transport & Energy		Timber		Other	Total(1)
FOR THE YEAR ENDED DECEMBER 31, 2009 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share
Revenues	$434	$117	$290	$57	$227	$77	$—
Cost attributed to revenues	(103)	(31)	(159)	(33)	(163)	(56)	(18)
Dividend income	3	3	—	—	—	—	2

Adjusted EBITDA	334	89	131	24	64	21	(16)
Other income	9	2	(7)	(1)	7	2	—
Gain on sale of investment (after-tax)	68	68	—	—	—	—	—
Interest expense	(108)	(29)	(48)	(9)	(79)	(26)	(6)
Cash taxes	(1)	(1)	(13)	(1)	—	—	—

FFO	302	129	63	13	(8)	(3)	(22)
Depreciation and amortization	(94)	(22)	(20)	(4)	—	—	—
Fair value gains and other items	—	—	—	—	—	—	28
Fair value adjustments	—	—	—	—	(150)	(54)	—
Unrealized (losses) gains on derivative instruments	(108)	(15)	—	—	—	—	2
Deferred taxes and other items	(82)	(22)	(32)	(5)	(3)	7	21

Net income attributable to partnership	$18	$70	$11	$4	$(161)	$(50)	$29	$53

(1)	The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

The following table reconciles our consolidated revenues to our proportionate revenues for the following periods:

	Twelve months ended December 31
MILLIONS, UNAUDITED	2011	2010	2009
Brookfield Infrastructure’s consolidated revenues	$1,636	$634	$290
Less: Non-controlling interest associated with the above	(580)	(334)	(180)

	1,056	300	110
Add: Proportionate share of revenue of investments in associates	694	685	141

Total proportionate revenue	$1,750	$985	$251

Segment assets and liabilities

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets and liabilities, including investments accounted for using the equity method, attributable to each segment.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

For this purpose, all liabilities apart from current tax and deferred tax liabilities and intercompany loans are allocated to reportable segments; these tax liabilities are only monitored on a group level.

The following is an analysis of Brookfield Infrastructure’s assets and liabilities by reportable operating segment for the years under review:

DECEMBER 31, 2011 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$4,760	$3,959	$4,220	$330	$13,269
Segment Liabilities	$3,251	$1,629	$2,185	$315	$7,380

DECEMBER 31, 2010 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$4,264	$3,086	$3,924	$2,078	$13,352
Segment Liabilities	$2,811	$1,383	$2,076	$2,159	$8,429

DECEMBER 31, 2009 US$ MILLIONS	Utilities	Transport & Energy	Timber	Other	Total
Segment Assets	$856	$1,194	$3,870	$132	$6,052
Segment Liabilities	$129	$583	$2,095	$35	$2,842

Geographic Information

Revenues from external customers

US$ MILLIONS	2011	2010	2009
Australia	$646	$41	$—
United Kingdom	425	202	19
Canada	308	226	168
U.S.	257	165	103

	$1,636	$634	$290

Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure’s total revenues.

Non-current Assets (1)

US$ MILLIONS	2011	2010
North and South America	$5,521	$4,675
Australasia	5,119	4,425
Europe	1,632	1,499

	$12,272	$10,599

(1)	Non-current assets is comprised of property, plant and equipment, intangible assets, standing timber, investments in associates, goodwill, investment properties and other non-current assets.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

NOTE 35.    SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year ended December 31,
US$ MILLIONS	2011	2010	2009
Interest paid	$312	$136	$103
Income taxes paid	5	4	17

Amounts paid and received for interest were reflected as operating cash flows in the consolidated and combined Statements of Cash Flows. Interest paid is net of debt related hedges.

Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated and combined Statements of Cash Flow depending upon the nature of the underlying transaction.

Details of “Changes in non-cash working capital, net” on the Statements of Cash Flows are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2011	2010	2009
Accounts receivable	$(11)	$(14)	$(14)
Prepayments and other	(53)	(5)	18
Accounts payable and other	45	(19)	3

Changes in non-cash working capital, net	$(19)	$(38)	$7

Included in cash and cash equivalents is nil of short-term deposits at December 31, 2011 (2010 - $nil).

NOTE 36.    CORRECTION OF ERROR

It was determined that the previously issued consolidated and combined financial statements for the years ended, and as of, December 31, 2010 and 2009 required correction for certain adjustments. During 2010, Brookfield Infrastructure completed a purchase price allocation exercise for its acquisition of its UK port operations acquired in 2009. The result of this purchase price allocation was a $28 million bargain purchase that should have been recorded in the Partnership’s 2009 financials that was recorded in 2010. The Partnership has corrected its disclosures by adjusting its comparative financials.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

The effect of these adjustments on the consolidated and combined statement of financial position is summarized below:

	As at December 31,
	2010(1)			2009(2)
US$ MILLIONS	As previously reported	Adjustment	As Adjusted	As previously reported	Adjustment	As Adjusted
Property, plant and equipment	$2,995	$—	$2,995	$1,183	$(33)	$1,150
Intangible assets	2,903	—	2,903	306	39	345
Non-recourse borrowings (non-current)	3,960	—	3,960	1,985	(59)	1,926
Deferred income tax liability	1,025	—	1,025	681	13	694
Retained earnings (deficit)	306	—	306	(44)	28	(16)
Non-controlling interest	1,605	—	1,605	1,281	24	1,305

(1)	Refer to Note 4 for a description of a prior period adjustment identified in 2011.
(2)	There were no additional changes to the consolidated and combined statement of financial position as at December 31, 2009 arising from the correction of the error

The effect of these adjustments on the consolidated and combined statement of operating results is summarized below:

	For the years ended December 31,
	2010			2009
US$ MILLIONS	As previously reported	Adjustment	As Adjusted	As previously reported	Adjustment	As Adjusted
Fair value gains and other items	$433	$(28)	$405	$—	$28	$28
Net income (loss)	510	(28)	482	(59)	28	(31)
Net income attributable to partnership	467	(28)	439	25	28	53
Earnings per unit – basic and diluted	4.25	(0.26)	3.99	0.52	0.59	1.11

NOTE 37. SUBSEQUENT EVENTS

a)	Partnership unit distribution increase

Subsequent to year end, Brookfield Infrastructure increased the quarterly cash distribution by 7% to $0.375 per unit from $0.35 per unit.

b)	Acquisitions subsequent to year end

Subsequent to year end, Brookfield Infrastructure completed two acquisitions: (i) invested $54 million for a 17% stake in a Colombian electrical distribution utility and; (ii) invested $16 million for a 25% stake in a Canadian natural gas storage facility. Both acquisitions were through a Brookfield sponsored infrastructure fund.

c)	Australian railroad operation stamp duty

In March 2012, the Australian railroad operation received judgment upholding our Australian railroad’s position that the Western Australian Office of State Revenue (the “OSR”) does not have entitlement to the stamp duty assessed in relation to the 2006 acquisition of the rail asset. Subject to an appeal lodged by the OSR, the Australian railroad will seek refund of the stamp duty.