Form 20-F/A
period 2011-12-31
Brookfield Infrastructure Partners L.P.
filed 2012-04-30
CIK 1406234

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

EXPLANATORY NOTE

Brookfield Infrastructure Partners L.P. (the “Registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to amend its Annual Report on Form 20-F for the year ended December 31, 2011 (the “Annual Report”) as filed with the U.S. Securities and Exchange Commission on April 27, 2012. The Registrant is filing this Amendment No. 1 solely to correct a typographical error in Exhibit 13.2, which is replaced in its entirety with the attached Exhibit 13.2 (the Exhibit erroneously referred to the fiscal year ended December 31, 2010, when it should have referred to the fiscal year ended December 31, 2011).

This Amendment No. 1 consists solely of a cover page, this explanatory note, an exhibit index, Exhibit 13.2, updated certifications of our principal executive officer and our principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and a signature page.

Except as described above, this Amendment No. 1 does not amend, update or restate the information in any other item of the Annual Report or reflect any events that have occurred after the original filing date of the Annual Report.

ITEM 19.	EXHIBITS

Number	Description
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed electronically herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2012	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ LOU MAROUN
		Name:	Lou Maroun
		Title:	Director