Form 20-F
period 2012-12-31
Brookfield Infrastructure Partners L.P.
filed 2013-04-30
CIK 1406234

Use these links to rapidly review the document

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

73 Front Street
Hamilton, HM 12, Bermuda

(Address of principal executive offices)

73 Front Street
Hamilton, HM 12, Bermuda
+1-441-294-3309
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

143,567,955 Limited Partnership Units as of December 31, 2012

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2012.

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

  •
  "Brookfield" are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us and, where the context so requires, related entities of Brookfield Asset Management, including Partners Limited and BAM Investments Corp.;

  •
  "Brookfield Asset Management" are to Brookfield Asset Management Inc.;

  •
  "Brookfield Infrastructure" are to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and operating entities;

  •
  our "current operations" are to the businesses in which we hold an interest as set out in Item 4.B "Business Overview";

  •
  our "energy operations" are to our interest in North American gas transmission operations in the U.S., European energy distribution operations in the Channel Islands and Isle of Man, Australian energy distribution operation, U.S. and Canadian natural gas storage operations and Canadian district energy operations, as described in Item 4.B "Business Overview—Current Operations—Energy Operations—Overview";

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

  •
  the "Manager" are to Brookfield Infrastructure Group Corporation, Brookfield Asset Management Barbados Inc., and Brookfield Infrastructure Group L.P. and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides

Brookfield Infrastructure 1

    services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

  •
  our "Managing General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Master Services Agreement" are to the master management and administration agreement dated as of December 4, 2007, among the Service Recipients, Brookfield Asset Management and the Manager, as described in Item 6.A "Directors and Senior Management—Our Master Services Agreement";

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

  •
  "Prime" are to Prime Infrastructure, known collectively as Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust, or BBI, prior to its recapitalization on November 20, 2009;

  •
  "rate base" are to a regulated or notionally stipulated asset base;

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

  •
  our "transport operations" are to our interests in Australian railroad operation, port operations in the UK, port operations in Europe, Chilean toll road operations and Brazilian toll road operations, as described in Item 4.B "Business Overview—Current Operations—Transport Operations—Overview";

  •
  our "units" are to the limited partnership units in our partnership and references to our "unitholders" are to the holders of our units;

  •
  our "utilities operations" refer to our interests in Australian regulated terminal operation, South American electricity transmission operation in Chile and distribution operation in Colombia, North American electricity transmission operation in Canada and U.S., Australasian energy distribution operation in New Zealand, and European energy distribution operation in the UK, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

2 Brookfield Infrastructure

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

  •
  foreign currency risk and risk management activities;

  •
  our partnership may become regulated as an investment company under the U.S. Investment Company Act of 1940 ("Investment Company Act"), as amended;

  •
  we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

  •
  we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;

  •
  effectiveness of our internal controls over financial reporting could have a material adverse effect;

  •
  general economic conditions and risks relating to the global economy;

  •
  commodity risks;

  •
  availability and cost of credit;

  •
  government policy and legislation changes;

  •
  exposure to uninsurable losses and force majeure events;

  •
  infrastructure operations may require substantial capital expenditures;

  •
  labour disruptions and economically unfavorable collective bargaining agreements;

  •
  exposure to health and safety related accidents;

Brookfield Infrastructure 3

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

  •
  infrastructure business is at risk of becoming involved in disputes and possible litigation;

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

  •
  customers may default on their obligations;

  •
  weather conditions, industry practice and regulations associated with forestry may limit or prevent harvesting by our timber operations;

  •
  reliance on tolling and revenue collection systems;

  •
  our ability to finance our operations due to the status of the capital markets;

  •
  changes in our credit ratings;

  •
  Brookfield's influence over our partnership;

  •
  the lack of an obligation of Brookfield to source acquisition opportunities for us;

  •
  our dependence on Brookfield and its professionals;

  •
  interests in our Managing General Partner may be transferred to a third party without unitholder consent;

  •
  Brookfield may increase its ownership of our partnership;

  •
  our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders;

  •
  conflicts of interest between our partnership and our unitholders, on the one hand, and Brookfield, on the other hand;

  •
  our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

4 Brookfield Infrastructure

  •
  our Managing General Partner may be unable or unwilling to terminate the Master Services Agreement;

  •
  the limited liability of, and our indemnification of, the Manager;

  •
  our unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

  •
  market price of our units may be volatile;

  •
  dilution of existing unitholders;

  •
  adverse changes in currency exchange rates;

  •
  investors may find it difficult to enforce service of process and enforcement of judgments against us;

  •
  we may not be able to continue paying comparable or growing cash distributions to unitholders in the future;

  •
  we rely on the Holding LP and, indirectly, the Holding Entities and the operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations;

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

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

  FFO

        To measure performance, among other measures, we focus on net income as well as funds from operations ("FFO").

        We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items. FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

  AFFO

        In addition, we use adjusted funds from operations ("AFFO") as a measure of long-term sustainable cash flow.

        We define AFFO as FFO less maintenance capital expenditures. AFFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by

Brookfield Infrastructure 5

other issuers. AFFO has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

  Adjusted EBITDA

        In addition to FFO, we focus on "adjusted EBITDA", which we define as FFO excluding the impact of interest expense, cash taxes and other income (expenses). Like FFO, adjusted EBITDA is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

  Invested Capital

        In addition, in calculating certain performance yields we use "Invested Capital".

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

6 Brookfield Infrastructure

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS	2012	2011	2010	2009
Statements of Operating Results Key Metrics(1)
Revenue	$2,004	$1,636	$634	$290
Direct operating costs	(1,094)	(899)	(413)	(198)
General and administrative expenses	(95)	(61)	(35)	(18)
Depreciation	(232)	(127)	(29)	(12)
Interest expense	(407)	(335)	(144)	(103)
Earnings from investments in associates	1	76	52	14
Gain on sale of investment (after-tax)	—	—	—	68
Fair value gains and other items	8	—	396	28
Net income attributable to partnership(2)	106	187	430	53
Net income per limited partnership unit	0.47	1.13	3.91	1.11
Funds from operations (FFO)(3)(4)	462	392	197	117
Per unit FFO(4)(5)	2.41	2.41	1.79	2.45
Per unit distributions	1.50	1.32	1.10	1.06

(1)
Brookfield Infrastructure prepared its annual consolidated financial statements in accordance with IFRS as issued by the IASB for the years ended December 31, 2012, 2011, 2010 and 2009. Brookfield Infrastructure's consolidated financial statements were prepared in 2010 in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. Prior to the adoption of IFRS Brookfield Infrastructure prepared its financial statements in accordance with U.S. generally accepted accounting principles. Brookfield Infrastructure's transition date was January 1, 2009 ("transition date") and Brookfield Infrastructure has prepared its opening IFRS Statements of Financial Position as of that date. Brookfield Infrastructure has not included financial information for the year ended December 31, 2008, as such information is not available on a basis consistent with the consolidated financial information for the years ended December 31, 2012, 2011, 2010 and 2009 and cannot be provided on an IFRS basis without unreasonable effort or expense.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

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

(4)
Includes $68 million gain on sale of Transmissoras Brasileiras de Energia ("TBE") in 2009.

(5)
During 2012, on average there were 191.5 million units outstanding (2011: 162.5 million, 2010: 109.9 million, 2009: 47.7 million).

Brookfield Infrastructure 7

	As of December 31,
MILLIONS	2012	2011	2010	2009
Statements of Financial Position Key Metrics
Cash and cash equivalents	$263	$153	$154	$107
Total assets	19,718	13,269	13,352	6,052
Corporate borrowings	946	—	18	—
Non-recourse borrowings	6,993	4,885	4,575	1,926
Partnership capital—attributable to limited partners	3,632	3,049	2,461	1,126
Partnership capital—attributable to general partner	27	24	23	18
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,365	1,133	887	761
Non-controlling interest—in operating subsidiaries	2,784	1,683	1,552	1,305

        The following table reconciles FFO, a non-IFRS financial metric, to the most directly comparable IFRS measure, which is net income:

	For the Year Ended December 31
MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2012	2011	2010	2009
Net income attributable to partnership(2)	$106	$187	$430	$53
Add back or deduct the following:
Depreciation and amortization	300	203	132	26
Deferred taxes	(37)	73	11	(8)
Fair value adjustments	(63)	(144)	(10)	66
Revaluation gain	(8)	—	(396)	(28)
Other expenses	164	73	30	8

FFO(3)	$462	$392	$197	$117

(1)
Please see Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a detailed reconciliation of Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(3)
Includes $68 million gain on sale of TBE in 2009.

        Brookfield Infrastructure has not included financial information for the year ended December 31, 2008 as such information is not available on a basis consistent with the consolidated financial information for the years ended December 31, 2012, 2011, 2010 and 2009 and cannot be provided on an IFRS basis without unreasonable effort or expense.

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

8 Brookfield Infrastructure

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

        Our credit facilities also contain covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.

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

        Our partnership is a holding entity and its sole material asset is its limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP's credit facilities and other indebtedness incurred by the operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.

Brookfield Infrastructure 9

        Our partnership anticipates that the only distributions that it will receive in respect of our partnership's limited partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due.

        While we plan to review our partnership's distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in February 2011, February 2012 and February 2013, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our Managing General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions in accordance with our distribution policy, our partnership is not required to pay distributions and neither our partnership nor our Managing General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions that are made in the future.

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

         The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry segments, and the Manager may have difficulty managing these additional operations.

        A key part of Brookfield Infrastructure's strategy involves seeking further acquisition opportunities. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield's professionals to manage us, including integrating all of the acquired business's operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield's asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.

        Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; and risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.

10 Brookfield Infrastructure

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

        The Investment Company Act (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which causes our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of our limited partnership agreement or the termination of our partnership, any of which could materially adversely affect the value of our units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units.

Brookfield Infrastructure 11

         Our partnership is an "SEC foreign issuer" under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws and a "foreign private issuer" under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange ("NYSE").

        Although our partnership is a reporting issuer in Canada, it is an "SEC foreign issuer" and is exempt from certain Canadian securities laws relating to disclosure obligations and proxy solicitation, subject to certain conditions. Therefore, there may be less publicly available information in Canada about our partnership than would be available if we were a typical Canadian reporting issuer.

        Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder ("Exchange Act"), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the United States. Our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership.

         We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of our Managing General Partner and, as a result of such ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our business of approximately 29.6% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that we have a conflicts policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders.

         Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

        Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and

12 Brookfield Infrastructure

could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

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

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long term, our Australian regulated terminal operation relies on demand for coal exports, our Australian railroad operation relies on demand for iron ore for steel production and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. Similarly, our timber operations rely on strong demand for timber products. Accordingly, a downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation.

Brookfield Infrastructure 13

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

        General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, Brookfield Infrastructure. Brookfield Infrastructure has revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact Brookfield Infrastructure's financial condition. Movements in interest rates could also affect the discount rates used to value Brookfield Infrastructure's assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in Brookfield Infrastructure's equity value.

        In addition, some of our operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.

        Some assets in our portfolio have a requirement for significant capital expenditure. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If Brookfield Infrastructure is unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then Brookfield Infrastructure may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase the leverage and debt payment obligations of Brookfield Infrastructure, and may negatively impact its business, financial condition and results of operations.

        Our business relies on continued access to capital to fund new investments and capital projects. While we aim to prudently manage our capital requirements and ensure access to capital is always available, it is possible we may overcommit ourselves or misjudge the requirement for capital or the availability of liquidity. Such a misjudgment may require capital to be raised quickly and the inability to do so could result in negative financial consequences or in extreme cases bankruptcy.

         All of our operating entities are subject to changes in government policy and legislation.

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

14 Brookfield Infrastructure

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

        Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars and labour strikes. The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.

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

        Our utilities, transport and energy operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to our operations. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.

Brookfield Infrastructure 15

        In some of the jurisdictions in which we have utilities, transport or energy operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If our operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to recover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.

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

         Many of our utilities, transport and energy operations are subject to economic regulation and may be exposed to adverse regulatory decisions.

        Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action

16 Brookfield Infrastructure

taken by the Federal Energy Regulatory Commission ("FERC") saw a significant reduction in annual cashflow expectations of our North American gas transmission operations.

         Our operating entities are exposed to the risk of environmental damage.

        Many of Brookfield Infrastructure's assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment. Furthermore some of our assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage or other environmental emission at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. All of these have the potential to significantly impact the value or financial performance of Brookfield Infrastructure.

         Our operating entities are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.

        With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Brookfield Infrastructure's assets could be subject to increasing environmental responsibility and liability. For example, many jurisdictions in which Brookfield Infrastructure operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by Brookfield Infrastructure will be reduced. For example, the United Kingdom's phasing out of analog meters and use of gas as a source of heating for residential customers could lead to a reduction in revenue and growth at our UK utility business. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure's operations are situated is uncertain, but is expected to become more complex and stringent.

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

Brookfield Infrastructure 17

         Our operating entities may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our operating entities to claims for financial compensation and adverse regulatory consequences.

        In many instances, our ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, our timber operations are subject to provincial, state and federal government regulations relating to forestry practices and the export of logs. Moreover, several of our utilities, transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

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

        Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous rights to land and the existence or declaration of native title may affect the existing or future activities of our utilities, transport, energy or timber operations and impact on their business, financial condition and results of operations.

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

18 Brookfield Infrastructure

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

Brookfield Infrastructure 19

         Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk.

        A key part of Brookfield Infrastructure's growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, and (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquated damages regime applies in respect of some of the major expansion works being undertaken at our Brazilian toll road business.

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

20 Brookfield Infrastructure

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

        Our business places significant reliance on information technology. Our computer systems include custom developed and purchased business applications, both for information and processing, as well as embedded systems, which support ongoing administrative and commercial operations. In addition, our business also relies upon telecommunication services to interface with its widely distributed business

Brookfield Infrastructure 21

network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this increased dependence on digital technologies and the increasing frequency and severity of cyber incidents, we may be subject to cybersecurity risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure of any such systems or associated backup or data storage systems for a significant time period could have a material adverse effect on our business prospects, financial condition and results of operations.

         Many of our operations depend on relevant contractual arrangements.

        Some of our operations rely on revenue from customers under contracts. There is a risk that customers will default under their contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our utilities, transport or energy operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our South American electricity transmission operations in 2012. As this accounts for a majority of its cash flow, our South American electricity transmission operations could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several long-term commercial track access agreements to provide access to our rail network for the haulage of iron ore. The largest of these contracts currently accounts for over 40% of forecast adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.

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

22 Brookfield Infrastructure

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

         Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

        We have corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of our assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors' assessment of our credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors' assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in our securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

         Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

        We cannot assure you that any credit rating assigned to us or any of our subsidiaries' debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

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

Brookfield Infrastructure 23

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

24 Brookfield Infrastructure

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

        Brookfield holds approximately 28.5% of the issued and outstanding interests in the Holding LP through a 0.5% general partnership interest and a 28% limited partnership interest. The limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.1% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield currently owns approximately 1.6% of our issued and outstanding units.

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

Brookfield Infrastructure 25

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

         Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts policy.

        In addition, the Bermuda Limited Partnership Act of 1883, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our Managing General Partner and the Infrastructure General Partner owe any such fiduciary duties to our partnership and our unitholders, these duties have been modified pursuant to our limited partnership agreement and the Holding LP's limited partnership agreement as a matter of contract law. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        Our limited partnership agreement and the Holding LP's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when conflicts of interest arise. Specifically, the limited partnership agreements of our partnership and the Holding LP state that no breach of such limited partnership agreements or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our Managing General Partner and/or the Infrastructure General Partner, as applicable. In addition, when resolving conflicts of interest, the limited partnership agreements do not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner and the Infrastructure General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our Managing General Partner and/or the Infrastructure GP LP, as applicable, to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership and/or the Holding LP, as applicable.

26 Brookfield Infrastructure

        In addition, the limited partnership agreements provide that our Managing General Partner, the Infrastructure GP LP and their affiliates do not have any obligation under the limited partnership agreements of our partnership or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our Managing General Partner and the Infrastructure GP LP to engage in activities that may compete with us or our activities. Additionally, any failure by our Managing General Partner or the Infrastructure GP LP to consent to any merger, consolidation or combination will not result in a breach of the limited partnership agreements or any other provision of law. The limited partnership agreements each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders. See Item 7.B. "Major Shareholders and Related Party Transactions—Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

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

        In addition, the Manager, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the volume weighted average of the closing prices of our partnership's units on the NYSE (or other exchange or market where our partnership's units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of our partnership on the last of those days (assuming full conversion of Brookfield's interest in Brookfield Infrastructure into units of our partnership), plus the amount of third-party debt, net of cash, with recourse to our partnership, the Holding LP and any Holding Entity. Infrastructure GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP's limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A "Directors and Senior Management—Management Fee" and Item 7.B "Related Party Transactions—Incentive Distributions". This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from the interests of Brookfield Infrastructure and our unitholders.

        Our Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment

Brookfield Infrastructure 27

of us and our unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our unitholders. Also, through Brookfield's ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our business of approximately 29.6% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

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

        Under the Master Services Agreement, the Manager has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our Managing General Partner takes in

28 Brookfield Infrastructure

following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of our Managing General Partner and its affiliates, including the Manager, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Manager under the Master Services Agreement is similarly limited, except that the Manager is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Manager to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Manager, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Manager tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Manager is a party may also give rise to legal claims for indemnification that are adverse to our partnership and our unitholders.

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

        The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield's key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been

Brookfield Infrastructure 29

unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

         We may need additional funds in the future and we may issue additional units in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders.

        Under our limited partnership agreement, we may issue additional partnership securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our Managing General Partner may determine. Our Managing General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Our Managing General Partner may use such authority to issue additional units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units. Holders of units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

         Non-U.S. unitholders will be subject to foreign currency risk associated with Brookfield Infrastructure's distributions.

        A significant number of our unitholders will reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but are settled in the local currency of the unitholder receiving the distribution. For each non-U.S. unitholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. unitholder, the value received by such unitholder in its local currency will be adversely affected.

         U.S. investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of our Managing General Partner and the Manager.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers and the experts identified in this annual report on Form 20-F are located outside of the United States. Certain of the directors and officers of our Managing General Partner and the Manager reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our Managing General Partner and the Manager and the experts identified in this annual report on Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our Managing General Partner and the Manager. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our Managing General Partner and the Manager judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

30 Brookfield Infrastructure

         Canadian investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of our Managing General Partner and the Manager.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. Certain of the directors and officers of our Managing General Partner and the Manager reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of our Managing General Partner and the Manager and the experts identified in this annual report on Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of our Managing General Partner and the Manager. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our Managing General Partner and the Manager judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

         We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.

        The amount of cash we can distribute to our unitholders depends upon the amount of cash we receive from the Holding LP and, indirectly, the Holding Entities and the operating entities. The amount of cash the Holding LP, the Holding Entities and the operating entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our unitholders. Furthermore, unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of the Holding LP, the Holding Entities and the operating entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions during periods when we record net losses.

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

Brookfield Infrastructure 31

         Our partnership's ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure our unitholders that our partnership will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

        Our Holding Entities and operating entities may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, our partnership's cash available for distribution is indirectly reduced by such taxes, and the post-tax return to our unitholders is similarly reduced by such taxes. We intend for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to our unitholders as a result of making such acquisitions.

        In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our partnership's items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, our partnership's allocable share of those items of the Holding LP) for each of our partnership's fiscal years ending with or within such unitholder's tax year. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" and "Taxation—Certain Material U.S. Federal Income Tax Considerations". However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder's tax liability in respect of its investment in our partnership, because each unitholder's tax liability depends on such unitholder's particular tax situation and the tax treatment of the underlying activities or assets of our partnership. If our partnership is unable to distribute cash in amounts that are sufficient to fund our unitholders' tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our partnership's taxable income.

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

        To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm's length non-resident, which deemed dividend is subject to Canadian withholding tax.

32 Brookfield Infrastructure

        Our Managing General Partner and the Infrastructure General Partner believe that the base management fee and any other amount that is paid to the Manager will be commensurate with the value of the services being provided by the Manager and comparable to the fees or other amounts that would be agreed to in an arm's-length arrangement. However, no assurance can be given in this regard.

        If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Holding LP or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our partnership for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm's-length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

United States

         If our partnership or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

        The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our Managing General Partner intends to manage our partnership's affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements, or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our partnership (or the Holding LP, as applicable), as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Partnership and the Holding LP."

         We may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the U.S. Internal Revenue Service ("IRS") or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our partnership and, therefore, by all of our unitholders on a pro rata basis.

        We may become subject to U.S. "backup" withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our partnership (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Withholding and Backup Withholding". To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our partnership might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Brookfield Infrastructure 33

         Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute "unrelated business taxable income" ("UBTI") to the extent allocated to a tax-exempt organization). However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our partnership nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult an independent tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

         There may be limitations on the deductibility of our partnership's interest expense.

        So long as our partnership is treated as a partnership for U.S. federal income tax purposes, each of our unitholders that is a U.S. Holder (as defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally will be taxed on its share of our partnership's net taxable income. However, U.S. federal, state, or local income tax law may limit the deductibility of such U.S. Holder's share of our partnership's interest expense. Therefore, any such U.S. Holder may be taxed on amounts in excess of such holder's share of the net income of our partnership. This could adversely impact the value of our units if our partnership were to incur a significant amount of indebtedness. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Holding of Our Units—Limitations on Interest Deductions".

         If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders".

         To meet U.S. federal income tax and other objectives, our partnership and the Holding LP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

        To meet U.S. federal income tax and other objectives, our partnership and the Holding LP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by the operating entities will not flow, for U.S. federal income tax purposes, directly to the Holding LP, our partnership, or our unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our partnership's ability to maximize its cash flow.

34 Brookfield Infrastructure

         Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a "passive foreign investment company" for U.S. federal income tax purposes.

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company" ("PFIC"). In general, gain realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, our Managing General Partner and the Infrastructure General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2013. However, our Managing General Partner and the Infrastructure General Partner believe that some of our operating entities may have been PFICs in prior taxable years. Furthermore, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in our units.

         Tax gain or loss from the disposition of our units could be more or less than expected.

        If a sale of our units by a unitholder is taxable in the United States, the unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the unitholder's adjusted tax basis in such units. Prior distributions to a unitholder in excess of the total net taxable income allocated to such unitholder will have decreased such unitholder's tax basis in our units. Therefore, such excess distributions will increase a unitholder's taxable gain or decrease such unitholder's taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such unitholder.

         Our partnership structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our partnership to change the way it conducts its activities. In addition, our partnership's organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E "—Taxation—Certain Material U.S. Federal Income Tax Considerations—New Legislation or Administrative or Judicial Action".

Brookfield Infrastructure 35

         The IRS may not agree with certain assumptions and conventions that we use in order to comply with applicable U.S. federal income tax laws or that we use to report income, gain, loss, deduction, and credit to our unitholders.

        Our partnership will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders.

         Our partnership's delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder's income tax return.

        Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder's allocable share of our partnership's income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder's tax returns. See Item 10.E "Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns".

         The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

        Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, our Managing General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our partnership for U.S. federal income tax purposes. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Constructive Termination".

         The U.S. Congress has considered legislation that could, if enacted, adversely affect our partnership's qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to our partnership, then the after-tax income of our partnership, as well as the market price of our units, could be reduced.

        Over the past several years, a number of legislative proposals have been introduced in the U.S. Congress which could have had adverse tax consequences for our partnership or the Holding LP, including the recharacterization of certain items of capital gain income as ordinary income for U.S. federal income tax purposes. However, such legislation was not enacted into law. The Obama administration has indicated it supports such legislation and has proposed that the current law regarding the treatment of such items of capital gain income be changed to subject such income to ordinary income tax. For further detail on such proposed legislation, see Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Proposed Legislation".

36 Brookfield Infrastructure

         Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), certain payments made or received by our partnership on or after January 1, 2014 could be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, certain payments of U.S.-source income made on or after January 1, 2014 to our partnership, the Holding LP, the Holding Entities, or the operating entities, or by our partnership to a unitholder (as well as certain payments made on or after January 1, 2017 that are attributable to such income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest) could be subject to a 30% withholding tax, unless certain requirements are met, as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance". In addition, to ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Each of our unitholders should consult an independent tax advisor regarding the consequences under FATCA of an investment in our units.

Canada

         Proposed amendments to the Income Tax Act (Canada), together with the regulations thereunder ("Tax Act"), may deny the deductibility of losses arising from our unitholders' units in our partnership in computing their income for Canadian federal income tax purposes.

        On October 31, 2003, the Department of Finance (Canada) released for public comment proposed amendments to the Tax Act regarding the deductibility of interest and other expenses for purposes of the Tax Act ("REOP Proposals"). Under the REOP Proposals, a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the deduction of losses by our unitholders arising from their investment in our partnership in computing their income for Canadian federal income tax purposes in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which our unitholders held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Holding LP will, in and of themselves, generate losses. However, investors may incur expenses in connection with an acquisition of our units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister of Finance (Canada) ("Minister"), announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect our unitholders, or that any revised proposal may not differ significantly from the REOP Proposals described above and in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations."

         If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act ("Non-Resident Subsidiaries") and that are "controlled foreign affiliates" (as defined in the Tax Act and referred to herein as "CFA") in which the Holding LP directly invests earn income that is "foreign accrual property income" ("FAPI"), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs, of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof

Brookfield Infrastructure 37

that is itself a CFA of the Holding LP ("Indirect CFA"), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. Bill C-48, which is currently proceeding through the legislative process, contains anti-avoidance rules to address certain foreign tax credit generator transactions ("Foreign Tax Credit Generator Proposals"). Under the Foreign Tax Credit Generator Proposals, the "foreign accrual tax" (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular CFA of the Holding LP may be limited in certain specified circumstances. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act as proposed to be amended under proposed amendments to the Tax Act announced on March 4, 2010 and contained in Bill C-48 which is currently proceeding through the legislative process.

        On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding tax proposals regarding investments in "foreign investment entities" would be replaced with revised tax proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. Legislation to implement the revised tax proposals is contained in Bill C-48 which is currently proceeding through the legislative process. Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer ("Non-Resident Entities"), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders' foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Proposals apply in respect of the foreign "business-income tax" or "non-business-income tax" (each as defined in the Tax Act) paid by our partnership or the Holding LP to a foreign country.

        Under the Foreign Tax Credit Generator Proposals contained in Bill C-48 which is currently proceeding through the legislative process, the foreign "business-income tax" or "non-business-income tax" for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Proposals apply, the allocation to a unitholder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore, such unitholder's foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

38 Brookfield Infrastructure

         Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our partnership in connection with a business carried on in Canada ("non-Canadian limited partners"), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or the Holding LP if our partnership or the Holding LP were considered to carry on business in Canada.

        If our partnership or the Holding LP were considered to carry on a business in Canada for purposes of the Tax Act, non-Canadian limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act, as proposed to be amended under proposed amendments to the Tax Act contained in Bill C-48 which is currently proceeding through the legislative process, and any relief that may be provided by any relevant income tax treaty or convention.

        Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or the Holding LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the Canada Revenue Agency ("CRA"), might contend successfully that either or both of our partnership and the Holding LP carries on business in Canada for purposes of the Tax Act.

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

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or the Holding LP on dispositions of "taxable Canadian property" (as defined in the Tax Act).

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of "taxable Canadian property" other than "treaty-protected property" (as defined in the Tax Act). "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be "treaty-protected property" to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner and the Infrastructure General Partner do not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable

Brookfield Infrastructure 39

Canadian property" that is an "excluded disposition" for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either (i) "excluded property" (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP.

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are "taxable Canadian property" of the non-Canadian limited partner, unless our units are "treaty-protected property" to such non-Canadian limited partner. In general, our units will not constitute "taxable Canadian property" of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (under proposed amendments to the Tax Act contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property" (as defined in the Tax Act), (iii) "timber resource property" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (under proposed amendments to the Tax Act contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Units of our partnership will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." Even if our units constitute "taxable Canadian property", our units will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute "taxable Canadian property", non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an "excluded disposition" (as discussed above). If our units constitute "taxable Canadian property", non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

40 Brookfield Infrastructure

         Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian limited partners who dispose of "taxable Canadian property", other than "excluded property" (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our Managing General Partner and the Infrastructure General Partner do not expect our units to be "taxable Canadian property" of any non-Canadian limited partner and they do not expect our partnership or the Holding LP to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

         Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) ("Treaty"), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        While we expect the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our

Brookfield Infrastructure 41

unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

         Our units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a "designated stock exchange" (which currently includes the Toronto Stock Exchange ("TSX") and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, and a tax-free savings account ("TFSA"). However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

        Our units will not be a "prohibited investment" for a trust governed by a TFSA or an RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, (i) deals at arm's length with our partnership for purposes of the Tax Act and (ii) does not have a "significant interest" (as defined in the Tax Act) in (A) our partnership or in (B) a corporation, partnership or trust with which our partnership does not deal at arm's length for purposes of the Tax Act. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012 that will delete the condition in (ii)(B) above and will exclude certain "excluded property" (as defined in the proposed amendments) from being a "prohibited investment". Generally, our units will be "excluded property" (i.e., not a "prohibited investment") to the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, if, at the relevant time, at least 90% of the fair market value of all equity of our partnership is owned by persons dealing at arm's length with such holder or annuitant, as the case may be, and their investment in our partnership meets the other criteria set forth in such proposed amendments. Such proposed amendments will be deemed to have come into force on March 23, 2011. Unitholders who intend to hold our units in a TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

         The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this annual report on Form 20-F if our partnership or the Holding LP is a "SIFT partnership" (as defined in the Tax Act).

        Under the rules in the Tax Act applicable to a "SIFT partnership" ("SIFT Rules"), certain income and gains earned by a "SIFT partnership" are subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada, that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the

42 Brookfield Infrastructure

"SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate", plus the "provincial SIFT tax rate" (each as defined in the Tax Act).

        A partnership will be a "SIFT partnership" throughout a taxation year if at any time in the taxation year (i) it is a "Canadian resident partnership" (as defined in the Tax Act), (ii) "investments" (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more "non-portfolio properties". For these purposes, a partnership will be a "Canadian resident partnership" at a particular time if (a) it is a "Canadian partnership" (as defined in the Tax Act) at that time, (b) it would, if it were a corporation be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A "Canadian partnership" for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        Under the SIFT Rules, our partnership and the Holding LP could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Holding LP would not be a "SIFT partnership" if our partnership is a "SIFT partnership" regardless of whether the Holding LP is a "Canadian resident partnership" on the basis that the Holding LP would be an "excluded subsidiary entity" (as defined in the Tax Act as proposed to be amended under proposed amendments to the Tax Act announced by the Minister on July 25, 2012). Our partnership and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner and the Infrastructure General Partner are located and exercise central management and control of the respective partnerships. Our Managing General Partner and the Infrastructure General Partner will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a "SIFT partnership", the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

  Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport and energy businesses, and freehold timberlands in North and South America, Australasia and Europe. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 30% interest in Brookfield Infrastructure.

        Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Brookfield Infrastructure 43

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

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current prospects for our business, the Board of Directors of our Managing General Partner recently approved a 15% increase in our quarterly distribution to 43 cents per unit. This increase reflects the forecasted contribution from our recently commissioned capital projects as well as the expected cash yield on acquisitions that we closed in the fourth quarter of 2012. Since our spin-off five years ago, we have increased our quarterly distribution from 26.5 cents per unit to 43 cents, a compound annual growth rate in excess of 10%. We continue to target a 3% to 7% annual distribution growth in light of the per unit FFO growth that we foresee in our operations. We intend to review our distribution in the first quarter of each year in the normal course. Please refer to Item 3.D Risk Factors—Risks Relating to Us and Our Partnership—"Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations".

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

Date	Notes		Event
May 2007	1	Corporate: Utilities:	Established Brookfield Infrastructure Partners L.P.
Contributed interests in utilities investments into Brookfield Infrastructure, including:
–  South American electricity transmission operations
–  North American electricity transmission operations
			– Brazilian transmission investments (TBE)
		Timber:	Contributed interests in timberlands into Brookfield Infrastructure
January 2008	2	Corporate:	Began trading as public entity on NYSE (under the symbol "BIP")
November 2008	3	Timber:	Invested $103 million in U.S. timber operation following the acquisition of a tree farm in Washington State
January 2009	4	Utilities:	Brookfield and partner Isolux Corsan Concesiones, SA (Isolux) were awarded right to build $500 million of transmission lines in Texas

44 Brookfield Infrastructure

Date	Notes		Event
June 2009	5	Utilities:	Completed the sale of our interest in TBE for after-tax proceeds of $275 million
September 2009	6	Corporate:	Units commenced trading on TSX (under the symbol "BIP.UN")
November 2009	7	Corporate:	Invested $941 million to acquire a 40% interest in Prime and direct interests in two assets from Prime
		Utilities:	Acquired interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Acquired interests in the following: – Australian railroad operations – UK port operations – European port operations
		Energy:	Acquired interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
November 2009	8	Corporate:	Raised approximately $940 million of net proceeds through issuance of equity. Proceeds were used to fund the Prime investments
December 2009 – September 2010	9	Corporate:	Sold interests in certain utilities, transport and energy assets for proceeds of $74 million and acquired Brookfield's interest in our UK port operations for $27 million
December 2010	10	Corporate:	Completed merger with Prime
		Utilities:	Increased interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Increased interests in the following: – Australian railroad operations – European port operations
		Energy:	Increased interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
October 2011	11	Corporate:	Raised approximately $660 million of net proceeds through issuance of equity. Proceeds were used primarily to fund Australian railroad expansion and pending Chilean toll road acquisition
December 2011	12	Transport:	Invested $160 million to acquire Chilean toll road assets
January 2012	13	Utilities:	Invested $55 million in a Colombian regulated distribution business
April 2012	14	Energy:	Invested $16 million in a natural gas storage facility in Alberta
August 2012	15	Corporate:	Raised approximately $500 million of net proceeds through issuance of equity. Proceeds were used to partially fund several strategic initiatives
September 2012	16	Utilities:	Announced plans to acquire Brookfield's interest in our Chilean transmission system for approximately $235 million

Brookfield Infrastructure 45

Date	Notes		Event
October 2012	17	Transport:	Closed acquisition of additional interest in Chilean toll road for $170 million increasing ownership to 51%
October 2012	18	Corporate:	Completed C$400 million corporate bond issuance
October 2012	19	Energy:	Invested approximately $75 million in a district energy system in Toronto
November 2012	20	Utilities:

Completed merger and recapitalization of a UK regulated distribution utility investing approximately $525 million and closed sale of 20% interest in combined UK regulated distribution business for proceeds of approximately $235 million

December 2012	21	Transport:	Completed $310 million investment in Brazilian toll road platform
December 2012	22	Corporate:	Closed upsizing of credit facilities to $855 million
December 2012	23	Timber:	Completed sale of 12.5% interest in Canadian Timber operations for approximately $85 million

Details of History and Development of our Business (Notes)

(1)
Prior to the spin-off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our South American electricity transmission operations, in June 2006; (iv) 7%–18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007.

  In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; and (iii) an 11% interest in our South American electricity transmission operations; (iv) 7%–18% interests in TBE; (v) a 30% interest in our U.S. freehold timberlands.

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

(2)
On January 31, 2008, our partnership was spun off from Brookfield and its units began trading on the NYSE under the symbol "BIP".

(3)
On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.

(4)
In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC ("WETT"), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones ("CREZ") program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which

46 Brookfield Infrastructure

  we own an interest (see Note 9 below). Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.

(5)
On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value.

(6)
On September 10, 2009, our partnership's units commenced trading on the TSX under the symbol "BIP.UN".

(7)
On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime, collectively the BBI transaction. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a UK port operation, which is one of the largest in the UK. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australasian regulated distribution operations, UK regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian railroad operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.

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

(9)
On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed 25% of the fund's total capital commitments, with such commitments primarily funded by Brookfield Infrastructure. We hold all or a portion of our interests in our Australian regulated terminal operations, our UK port operations, our Texas electricity transmission project, our HVDC submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.

(10)
On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime from 40% to 100% through a Merger Transaction whereby Prime security holders received 0.24 Partnership units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the merger, approximately 50.7 million limited partnership units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.

(11)
On October 26, 2011, Brookfield Infrastructure issued approximately 28 million units at $24.75 per unit under its shelf registrations in the U.S. and Canada. In total, net proceeds of approximately $660 million were raised. Proceeds from the offering were used to fund an equity investment in our Australian railroad, including the pay down of our corporate credit facility, which had been primarily drawn over the previous nine months to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

(12)
On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometre toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively. This

Brookfield Infrastructure 47

  investment seeds our toll road platform with high quality assets in a high growth country with a favorable concession regime.

(13)
On January 27, 2012, we purchased an ownership interest in a Colombian electricity distribution utility. This utility serves predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometres north of Bogotá with emerging cement, steel and coal industries.

(14)
On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta.

(15)
On August 10, 2012, Brookfield Infrastructure issued approximately 15.7 million units at an offering price of $33.25 per unit, under its shelf registrations in the U.S. and Canada, raising net proceeds of approximately $500 million. The net proceeds from the issuance of equity were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.

(16)
In September 2012, Brookfield Infrastructure announced plans to acquire Brookfield's interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure's ownership interest is 28%.

(17)
On October 1, 2012, we closed the acquisition of an additional interest in our Chilean toll road for $170 million, increasing our ownership to 51%.

(18)
On October 10, 2012, Brookfield Infrastructure issued C$400 million of five-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into U.S. dollars at an effective interest rate of 2.7%. Proceeds were used primarily to refinance holding company debt.

(19)
On October 31, 2012, we invested approximately $75 million in a district energy system that serves commercial customers in downtown Toronto, which we acquired in partnership with institutional investors. This business generates very stable cash flow with 93% of its revenue under long-term contracts with high quality counterparties. There are growth opportunities in this business in light of the large pipeline of prospective new customers that can be connected to the deep lake cooling system.

(20)
On November 13, 2012, we completed the merger of our existing UK regulated distribution business with a UK regulated distribution business that we acquired in the third quarter. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure will continue to maintain control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well-suited to work with us in support of the growth of the combined business over the long term.

(21)
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. With this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 km network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners have launched a tender offer to the minority holders of the Brazilian toll roads, offering substantially the same consideration as was paid in the acquisition of the controlling stake.

(22)
In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million. Following a second close in January 2013, commitments

48 Brookfield Infrastructure

  increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(23)
On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million. We have retained a 25% ownership in this business.

4.B    BUSINESS OVERVIEW

Our Operations

        Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 85% of our adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	Regulated Terminal Electricity Transmission Regulated Distribution	Australasia North & South America Australasia & Europe
Transport
Key assets involved in the movement of freight, bulk commodities and passengers	Railroad Toll Roads Ports	Australasia South America Europe

Energy
Systems for the transportation, storage and handling of energy	Energy Transmission Storage Distribution and Storage District Energy	North America Australasia & Europe North America
Timber
Provide essential products for the global economy on a sustainable basis	Freehold Timberlands	North America

Brookfield Infrastructure 49

Location of Operations

Utilities

Overview

        Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a stable return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale in our established franchises of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform's adjusted EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

        Our utilities platform is comprised of the following:

Regulated Terminal Operations

        One of the world's largest coal export terminals, with 85 mtpa of coal handling capacity

50 Brookfield Infrastructure

Electricity Transmission Operations

        Approximately 9,900 kilometres of transmission lines in North and South America

Regulated Distribution Operations

        Approximately 2.5 million electricity and natural gas connections

Regulated Terminal Operations

        Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is one of the lowest cost sources of metallurgical coal in the world. Our operations are expected to include land located four kilometres from our existing terminal that we anticipate will be allocated to us for the potential development of a new export coal terminal. Our Australian regulated terminal is one of the world's largest export terminals, accounting for approximately 17% of global seaborne metallurgical coal exports and 5% of total global seaborne coal exports.

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

Strategic Position

        The Bowen Basin is one of the lowest cost and most prolific series of coal deposits in the world, and there are few cost efficient options to access export markets for this coal other than through our terminal operations. We have long-term take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin. Our coal terminal has a capacity of 85 mtpa. Capacity is currently 100% contracted through 2018 with customers having an evergreen option to extend their capacity by a further five years. In the terminal's 29-year history, no customers have allowed their right to capacity to lapse.

Regulatory Environment

        Our Australian terminal operation is regulated by the Queensland Competition Authority (QCA). The current regulatory period was set for five and a half years ending June 30, 2016. The QCA utilizes a return on regulated asset base methodology to calculate our revenue requirement. Our coal terminal's rate base increases with inflation and capital expenditures and decreases by depreciation. Our current weighted average cost of capital allowed by the regulator is 9.9%.

Growth Opportunities

        Over the past 29 years, our terminal's capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further expand our operations to facilitate future expansions by mining companies in the Bowen Basin. In December 2011, the Queensland government announced that we would be allocated 50% of the site earmarked for development of the new coal export terminal at Dudgeon Point, which is located approximately four kilometres to the north of our existing facilities. The ultimate land allocation at Dudgeon Point will be subject to finalization of the Master Plan by the North Queensland Bulk Ports Corporation. We are currently working with potential counterparties and expect to proceed with the project subject to negotiating sufficient long-term contracts to support our capital investment.

Brookfield Infrastructure 51

Electricity Transmission Operations

        Our electricity transmission operations are comprised of approximately 9,900 km of transmission lines in North and South America. Our North American electricity transmission system consists of approximately 560 km of 44 kilovolt ("kV") to 230 kV transmission lines in Ontario and a 39 km, 330 megawatt ("MW") high-voltage direct current ("HVDC") submarine cable in New York. We also have 600 km of 345 kV transmission lines under development in Texas. Our South American electricity transmission system includes 100% of Chile's 500 kV transmission lines, the highest voltage lines in the country, approximately 51% of the 220 kV lines, 86% of the 154 kV lines and 11% of the 66 kV and 110 kV lines in Chile.

Strategic Position

        Our electricity transmission operations occupy key positions in the markets in which we operate. In North America, our operations include an important component of Ontario's transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario. Our HVDC submarine cable connects the electricity grids of New England and Long Island, New York. In Texas, we are building transmission lines to facilitate the delivery of wind power to population centers as part of the state's competitive renewable energy zone program. In South America, our operations constitute the backbone high-voltage transmission system in Chile. Our system extends from the city of Arica in the north of Chile to the island of Chiloé in the south, serving 98% of the population of the country.

        All of our electricity transmission operations benefit from stable long-term cash flows. Our Ontario operation has a broad customer base with revenues assessed and collected on a province-wide basis, mitigating volume and credit risk. Our HVDC submarine cable is fully contracted to an investment grade utility on Long Island, and the contract is based on availability, not usage. Approximately 57% of our South American electricity transmission operations' revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the regulatory framework, and following their expiration, a majority of this contracted revenue will convert to the regulatory framework.

Regulatory Environment

        All of our electricity transmission operations are located in regions with stable regulatory environments. In Ontario, revenues from our operations are 100% regulated under a historical cost of service regime and are subject to periodic review by the Ontario Energy Board. Based on a recent rate review, our Ontario transmission operations are allowed to earn an 8.9% return on equity, which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system's assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads, which are measured by the Independent Electricity System Operator, a not-for-profit corporate entity that is responsible for the day-to-day operation of Ontario's electrical system.

        In the U.S., capacity payments on our HVDC submarine cable escalate by 1% per annum and are based on a 98% availability factor. To the extent that performance diverges from the target availability factor, the capacity payments are adjusted in a linear fashion either upwards or downwards. Historically, the capacity factor of the cable has been in excess of the target level. Our Texas transmission business will operate under a historical cost of services regulatory regime, similar to Ontario, overseen by the Public Utility Commission of Texas. Based on a recent rate case settlement, our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. This project is currently under construction and is expected to achieve commercial operation during 2013.

52 Brookfield Infrastructure

        In Chile, regulated revenues are determined every four years based on a 10% annuity real rate return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Since the 10% annuity return is prescribed by law, it is not subject to review in the regulatory process. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 10% pre-tax, real return on our regulated asset base. Since the Chilean regulatory and contractual frameworks are based on replacement cost, we are not required to invest capital in our regulated asset base at a level equal to depreciation to prevent a decline in revenue. Furthermore, our South American electricity transmission system has no material volume risk.

Growth Opportunities

        We believe that attractive growth opportunities exist for our electricity transmission operations, including the following.

        In 2012, we made significant progress advancing our Texas transmission project. As at December 31, 2012, we had acquired 100% of the right-of-way required for the three transmission line segments. As at December 31, 2012 we had erected 782 of 1,865 towers (42%), poured 1,182 of 1,865 foundations (63%) and expect to complete construction and commission the three transmission line segments in 2013.

        Ontario has adopted a very aggressive Renewable Portfolio Standard through the passage of Ontario Bill 150 ("Green Energy Act"). A cornerstone of the Green Energy Act requires the decommissioning of existing coal plants and replacement with renewable and clean sources of power. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Expansions of the electricity transmission system will be required to connect this generation to the existing grid. As an incumbent utility, our Ontario electricity transmission system has an advantage in competing for these projects, and we have identified projects where, due to their geographic location and size, we believe that we have a unique competitive advantage to build and own these new lines.

        Chile also has electricity generation that is many miles away from population centres. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2012, the capital expenditure backlog of our South American transmission system was approximately $351 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made.

Regulated Distribution Operations

        Our regulated distribution operations have almost 2.5 million electricity and natural gas connections in the UK, New Zealand and Colombia. In the UK, our regulated distribution operations is the largest independent "last mile" natural gas and electricity connections provider, comprised of approximately 1.6 million connections, principally natural gas and electricity. In New Zealand, we have more than 426,000 connections across a service area of 39,000 km2 on the North Island of the country. In South America, our electricity distribution franchise area is in the Boyacá and Santander provinces in Colombia, a region that is approximately 150 km north of Bogotá.

Strategic Position

        Like our electricity transmission systems, our regulated distribution operations are critical to the markets in which they are located. In the UK, our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales and in terms of total installed connections among independent utilities. Our Australasian regulated distribution business is New Zealand's second

Brookfield Infrastructure 53

largest electricity and gas distribution company (by customer) and accounts for approximately 38% of the gas and 16% of the electricity connections throughout the country. Our South American regulated distribution operations provide reliable power to 401,000 customers in the Boyacá region of Colombia.

        Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our UK regulated distribution operations have a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our UK customers consist primarily of large energy retailers who serve residential and business users. In Australasia, electricity and gas demand is largely comprised of residential users. Our customers are the retail energy companies that serve these residential users. Our South American regulated distribution operations provide power to a customer base that is primarily residential with nearly 100% urban electrification and 92% rural electrification.

Regulatory Environment

        Our UK regulated distribution operations compete with other connection providers in the UK to secure contracts to construct, own and operate new natural gas and electricity connections. Once connections are established, we charge energy retailers rates that are established based on the tariff of the distribution utility with which we are interconnected, which are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the UK regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Electricity and gas connections revenue does not vary materially with volume transported over our system. In Australasia, regulated tariffs are recalculated every five years by the New Zealand Commerce Commission. Under the current regulatory regime, electricity and gas tariffs are reset at the beginning of each period and escalate thereafter by an inflation factor. As our revenue fluctuates with volume, we capture growth associated with both tariff increases and load growth on our network. Our South American distribution business earns an annuity return on the replacement cost of its systems plus a charge to cover operating expenses. Our rates are determined every five years. Our current regulated return is in excess of 13%. Between rate reviews, revenues are adjusted by an inflation factor. A majority of our South American regulated distribution business' revenues do not fluctuate with volumes.

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

Transport

Overview

        Our transport platform is comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with regulated tariff structures, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any

54 Brookfield Infrastructure

particular sector, commodity or customer. Approximately 70% of our transport platform's adjusted EBITDA is supported by long-term contracts or regulation.

        Our primary objective for our transport platform is the safe and efficient movement of people and goods over our networks. Additionally, we will seek to expand our networks in a capital efficient manner to support additional capacity. If we do so, we should be able to charge an appropriate price for our services, and earn an attractive return on the incremental capital that we have deployed. Our performance can be measured by our revenue growth, our adjusted EBITDA margin, as well as our AFFO yield.

        Our transport platform is comprised of the following:

Railroad

  •
  Sole provider of rail service in southwestern Western Australia with approximately 5,100 kilometres of tracks

Toll Roads

  •
  3,200 kilometres of toll roads in Brazil and Chile

Ports

  •
  30 port terminals primarily in the UK and across Europe

Railroad Operations

        Our railroad operations are comprised of a below rail access provider, which operates approximately 5,100 km of track and related infrastructure in the southwest region of Western Australia ("WA") under a long-term lease with the government. Our railroad has approximately 37 years remaining on the lease and is a crucial transport link in the region.

        Our Australian railroad's revenue is derived from access charges paid by rail operators or underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall value of the commodities and freight transported and the long-term contractual framework that exists with a significant proportion of our customers.

Strategic Position

        Our railroad is the only freight rail network in the southwest region of WA providing access to the region's five ports for minerals, grain and interstate intermodal traffic. The majority of our customers are leading commodity customers and our top 10 customers contribute approximately 95% of our track access revenue with contract expiration dates ranging from 2013 to 2027. With the completion of our current expansion program, over 50% of revenue will be derived from long-term, take-or-pay contracts.

Regulatory Environment

        The Economic Regulatory Authority ("ERA") is the independent economic regulator for WA, responsible for the gas, electricity and rail industries. For the rail industries, the ERA has an access regime with revenue ceilings and floors for each track segment, established using a methodology based on return on regulated asset base.

        However, our revenue is outside this regulatory regime as our customers have requested greater service than the level required in the standard tariff. As a result, none of our contracted revenue is exposed to reduction under this access regime. Our Australian railroad operates its track as open access infrastructure consistent with the rail access regime and its lease obligations to the WA government.

Brookfield Infrastructure 55

Growth Opportunities

        Our Australian railroad is a critical component of the logistics chain in WA as, in many cases, it is the only mode of transportation for freight that is economically viable. As a result, our railroad is well positioned to benefit from a number of expansions of existing mines and the development of new mines in WA, which will require access to our rail network in order for commodities from these projects to access the export markets. In order to accommodate this increased tonnage, we embarked on an approximate A$600 million expansion of our railroad. At December 31, 2012, we had completed the majority of this program with A$575 million invested. We expect that we will generate approximately A$150 million of annual incremental adjusted EBITDA from this expansion program. In order to mitigate our capital at risk, we structured our rail access agreements to include take-or-pay provisions and security for early termination to the extent possible.

Toll Road Operations

        Our toll road operations are comprised of two urban toll roads and nine interurban toll roads in Chile and Brazil, respectively. Our Chilean assets are 33 km of free flowing toll roads that form a key part of the ring road in the transportation network of Santiago, Chile. Our Brazilian assets total in excess of 3,200 km of inter-urban toll roads, primarily located in the state of Sao Paulo. Our concessions began operations between 1998 and 2008 and operate under long-term concessions with staggered maturities. The average remaining term is 18 years.

        Our toll roads should generate stable, growing cash flows as a result of their strategic locations and the favourable economic trends in Chile and Brazil. Both markets have experienced significant growth over the last 20 years, which has led to increased motorization rates and economic trade. These key factors have driven increases in traffic volumes. We expect these trends to continue, resulting in significant future traffic growth on our toll roads.

Strategic Position

        Our Chilean toll road constitutes a key artery in Santiago's urban road network as it connects the affluent business center of east Santiago with the international airport, the Port of Valparaiso and the North of Chile. The primary users of the road are commuters, who utilize the road to get to and from work. Conversely, our Brazilian roads are part of the inter-urban Brazilian toll road network, whose traffic is primarily heavy industrial users. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 65% of Brazilian GDP.

        Our toll roads are critical infrastructure for their economies, with few alternative routes. The ability to build new competing routes is limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.

Regulatory Environment

        Our Chilean assets are governed by the Ministerio de Obras Publicas ("MOP"). Chile has an established concession program which has been in place for more than 20 years. To date, 66 concession agreements have been awarded, representing a total investment of approximately $14 billion within the country. Specifically, the regime for urban toll roads allows operators to raise annual tariffs at a level equal to the consumer price index ("CPI") + 3.5% with additional increases in the form of congestion premiums, which can be up to three times the base tariff during congested periods.

        Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo ("ARTESP") and Agência Nacional de Transportes Terrestres ("ANTT"), the Sao Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for

56 Brookfield Infrastructure

approximately 15 years. As of 2012, there were 55 motorway concessions in Brazil totaling 15,500 km. The concession agreements provide operators with annual tariff increases indexed to Índice Nacional de Preços ao Consumidor Amplo ("IPCA"), the Brazilian inflation rate. Additional investments not considered in the initial concession agreements are compensated with real tariff increase or an extension of the concession period.

Growth Opportunities

        We believe that continued growth in these South American economies will trigger increases in traffic volumes. Coupled with tariff increases in excess of inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, both Brazil and Chile are seeking to increase their respective paved road network by expanding existing roads and developing new roads. This should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

Port Operations

        Our port operations are located primarily in the UK and Europe. Our UK port is one of the largest operators in the country by volume and is a statutory harbor authority ("SHA") for the Port of Tees and Hartlepool in the north of the UK. Our UK port's status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs for use of the River Tees. Our European port operation is comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operation handles over 50 mtpa of cargo.

        At our UK port, our revenue is primarily generated from port handling services for bulk and container volumes. However, approximately 25% of our revenue is earned from conservancy tariffs. Furthermore, we have a freehold land base of approximately 2,065 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for 6% of our revenue. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 23 terminals located throughout seven countries in Europe.

Strategic Position

        Our port operations benefit from their strategic locations. In the UK, Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status as well as the established infrastructure, including rail and road access enjoyed by Teesport create barriers to entry for potential competitors. Our European port operations are located in 21 port terminals across continental Europe plus two in China and consist of 485 hectares of long-term port concessions and over 31 kilometres of quay length. With substantial infrastructure that is often integrated with our customers' facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations is protected by significant barriers to entry. Additionally, our operations provide significant logistical services for our customers that would be difficult for potential competitors to replicate.

        Our UK port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to Teesport. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Many key customers have been long-term customers continuously for between 10 and 30 years.

Brookfield Infrastructure 57

Regulatory Environment

        Our UK port is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. Our European port operations conduct business in an unregulated environment.

Growth Opportunities

        Our UK port's flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives including the following:

  •
  the resumption of slab production in the steel facility adjacent to Teesport has led to increased throughput (import of commodities and export of steel slab) which is expected to grow further in the short to medium term as the facility reaches full production capacity;

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

Energy

Overview

        Our energy platform is comprised of systems that provide energy transportation, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy platform is expected to benefit from increases in demand for energy. Although these businesses have greater sensitivity to market prices and volumes than our utilities platform, revenues are typically generated under contracts with varying durations and are generally stable. Approximately 80% of our energy platform's adjusted EBITDA is supported by long-term contractual revenues.

        Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed, as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our adjusted EBITDA margin and our AFFO yield.

58 Brookfield Infrastructure

        Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

  •
  15,500 kilometres of natural gas transmission pipelines, located primarily in the U.S.

  •
  Over 50,000 gas distribution customers

  •
  300 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

  •
  522 Megawatt thermal district heating system and 72,000 ton (contracted) deep lake water cooling system in Canada

Energy Transmission, Distribution and Storage Operations

        Our energy transmission, distribution and storage operations are comprised of one of the largest natural gas transmission and pipeline systems in the U.S., unregulated natural gas and liquid propane gas ("LPG") distribution operations in Australia and the UK, and significant natural gas storage capacity in Alberta and the continental U.S. Our profitability in this segment is primarily determined by market competition rather than a regulated return on rate base.

        The majority of our revenues in these operations are generated under contracts with a demand charge and variable charge structure. The demand charge does not fluctuate with usage and is designed to cover fixed costs and a return of and return on our capital, while the variable charge is designed to cover variable costs. Our energy distribution systems in Tasmania and the UK are the only providers of natural gas and LPG distribution services on the islands on which they are located. Revenues from our distribution operations fluctuate with the volume of sales, which is primarily driven by weather.

Strategic Position

        Our North American natural gas transmission system is the largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our services. Our natural gas transmission operation provides transportation and storage to approximately 65% of the Chicago and Northern Indiana natural gas market, and its storage facilities represent approximately 6% of total U.S. natural gas storage capacity. With its broad geographical footprint, our natural gas pipeline system traverses many of the prolific natural gas supply basins in the U.S. and also provides access to high growth shale basins including Eagleford, Granite Wash, Barnett and Haynesville, as well as liquefied natural gas supply from the Gulf Coast.

        Our North American natural gas transmission operation has a diverse group of customers comprised primarily of investment grade local distribution companies, producers, marketers and industrial users. Its top 10 customers account for approximately 65% of transportation and storage revenues.

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

        In Australasia, we are the sole provider of gas distribution services in Tasmania. Capital expenditures of approximately A$200 million have been incurred to establish this network, which

Brookfield Infrastructure 59

creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business. Our Australasian operation receives revenue from natural gas retailers who supply gas to approximately 10,800 residential, commercial and industrial customers connected to the network. As one of two natural gas retailers in Tasmania, we also earn a margin on the difference between the sales price and the cost of procuring and transporting natural gas.

        Our Canadian natural gas storage asset represents approximately 5% of total storage capacity in the province of Alberta and is connected to the mainline natural gas transportation system in central Alberta. The facility contracts with customers to provide natural gas storage services where the customers pay a fee to store their natural gas. The facility's customers are primarily large international financial institutions.

Regulatory Environment

        Our energy transmission and storage operations are subject to varied regulation that differs across our regions of operation. Our U.S. operations are regulated by FERC under the Natural Gas Act of 1938 ("Gas Act"). FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation. On November 19, 2009, FERC notified our natural gas transmission operation that it had commenced a proceeding pursuant to section 5 of the Gas Act to review rates and determine whether they were just and reasonable. As a result, our natural gas transmission operations negotiated a settlement with all interveners and FERC that resulted in a phased reduction of retained fuel amounts, transportation and storage rates that was fully implemented in July of 2011.

        Our European energy distribution operations are not regulated, but are ultimately subject to government oversight, while our Australian energy distribution operation is not subject to any economic regulation.

        Our Canadian natural gas storage asset is regulated by the Alberta Energy and Resources Conservation Board, which provides operational and environmental oversight. The facility is not subject to any economic regulation.

Growth Opportunities

        We believe that various growth opportunities exist within our energy transmission and distribution operations. In North America, our profitability has been negatively impacted by a significant build-out of natural gas pipeline capacity as well as low natural gas prices. Due to our connectivity with emerging natural gas shale basins and our strong market position in the Chicago area, we believe our cash flow will recover as demand for natural gas increases, particularly from growth in power generation.

        In Tasmania, the natural gas market is relatively new. Our network is currently accessible by approximately 43,000 households with only approximately 10,800 installed connections. Commercial and industrial growth is linked to the Tasmanian economy and alternate energy options, including cogeneration opportunities.

District Energy

        Our district energy operations consist of 522 megawatts thermal equivalent of heating capacity, produced from three gas-fired steam plants and 72,000 tons of cooling capacity, sourced primarily from a deep lake water system. The district heating system services over 150 buildings in downtown Toronto and the cooling network serves over 60 buildings. Heating and cooling services are delivered through a 42 km network of underground pipes spanning the downtown core of Toronto.

60 Brookfield Infrastructure

Strategic Position

        Our district energy business provides essential heating and cooling services to approximately 150 customers in Toronto, including commercial real estate operators, governments and hospitals. Over 90% of the system's revenue is generated from long-term capacity contracts, indexed to inflation. In many instances, our system is the only source of heating and cooling services as customers removed their in-house equipment once connected to our system. Additionally, our network would be extremely difficult to replicate with a greenfield development due to difficulty in obtaining permits to build the pipeline network in downtown Toronto and substantial capital cost.

Regulatory Environment

        Our district energy business is regulated under the Ontario Public Utilities Act and the Toronto District Heating Corporation Act. However, the business is not subject to rate regulation but receives the rights of a utility, allowing it unrestricted access to its network of underground pipes in downtown Toronto.

Growth Opportunities

        We have organic growth opportunities in our Canadian district energy business through system expansions. Our deep lake cooling system provides chilled water by pumping cold water from the depths of Lake Ontario. As a result of significant historical investment this system has low variable costs. Our deep lake cooling system currently has significant excess capacity during non-peak periods of demand, upon which we will seek to capitalize by connecting incremental interruptible load to the system at limited capital cost. Furthermore, the district energy industry in North America is highly fragmented. We believe there are significant opportunities to grow our business through acquisitions.

Timber

        Our timber platform consists of 343,000 net acres of high-quality freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 8,000 net acres of higher and better use ("HBU") lands, which may have greater value for real estate development or conservation.

        The following table presents our proportionate share of selected statistics of our timberlands as of December 31, 2012:

Timberlands (000's acres)	343
HBU lands (000's acres)	8
Long-run sustainable yield ("LRSY") (millions m3 per annum)	1.4
Deferred harvest volume (millions m3)	2.1

        Our timberlands have an estimated deferred harvest volume of 2.1 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our LRSY. As markets continue to improve, we plan to ramp-up our harvest levels to monetize this deferred harvest volume.

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

Brookfield Infrastructure 61

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

Acquisition Strategy

        Over the past few years, we have established operating platforms with scale in many aspects of the utility, transport, energy and timber industries. As we look to grow our business, we will primarily target acquisitions that add on to existing operating platforms and extend our operating platforms into new geographies in which we have a presence. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

  •
  Utilities: electricity transmission, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

  •
  Transport: railroads, ports, toll roads and airports; and

  •
  Energy: oil and gas pipelines and gathering and storage systems, and district energy systems.

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

        Brookfield has agreed that it will not sponsor transactions that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B "Related Party Transactions—Relationship Agreement". Since Brookfield has large, well-established operations in real

62 Brookfield Infrastructure

estate and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield's timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions.

About Brookfield

        Brookfield is a global asset management company focused on property, power and infrastructure assets with over $175 billion of assets under management, 24,000 operating employees and over 600 investment professionals worldwide. Brookfield's strategy is to combine best-in-class operating platforms and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

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

Intellectual Property

        Our partnership, as licensee, has entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the "Brookfield" name or the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may

Brookfield Infrastructure 63

be terminated in the circumstances described under Item 7.B "Related Party Transactions—Licensing Agreement."

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

(1)
Brookfield's general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly-owned by Brookfield Asset Management, an Ontario corporation.

(2)
Brookfield's general partner interest is held through Infrastructure GP LP, a Bermuda limited partnership, the sole general partner of which is the Infrastructure General Partner, a Bermuda company that is wholly-owned by Brookfield Asset Management, and the sole limited partner of which is another wholly-owned affiliate of Brookfield Asset Management.

(3)
Brookfield's limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.1% of our partnership's issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism."

(4)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—Holding LP and Holding Entities".

(5)
The Manager provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

64 Brookfield Infrastructure

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

        Our partnership's sole material asset is its limited partnership interest in the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's limited partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner. Our partnership is not required to make such distributions and neither our partnership nor our Managing General Partner can assure you that our partnership will make such distributions as intended.

The Manager and Brookfield

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

The Holding LP and Holding Entities

        Our partnership indirectly holds its interests in operating entities through the Holding LP and the Holding Entities. The Holding LP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Infrastructure GP LP and Infrastructure General Partner

        The Infrastructure GP LP serves as the general partner of Holding LP and has sole authority for the management and control of the Holding LP. The general partner of Infrastructure GP LP is the Infrastructure General Partner, a corporation wholly owned by Brookfield Asset Management but controlled by our partnership, through our Managing General Partner, pursuant to a Voting Agreement. See Item 7.B "Related Party Transactions—Voting Agreements." The Infrastructure GP LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the

Brookfield Infrastructure 65

general partnership interests of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions."

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

        Significant Subsidiaries

        The following table sets forth for each of Brookfield Infrastructure's significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by Brookfield Infrastructure.

			Ownership Interest		Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2012%		2012%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72	(1)	100
Australian railroad operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71	(2)	100
UK regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80	(2)(3)	80
U.S. freehold timberlands	Longview Timber Holdings Corp	Delaware, U.S.	30	(2)	89
North American gas transmission operation	Natural Gas Pipeline Company of America LLC	Delaware, U.S.	26	(2)	26

(1)
Ownership interest held directly by our partnership.

(2)
Ownership interest held indirectly by the Holding LP.

(3)
In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure agreed with an institutional investor on the sale of a 20% interest in its UK regulated distribution operation for £145 million, subject to attaining long-term financing consistent with an investment grade utility. Our partnership completed the refinancing subsequent to year end and as a result closed the sale of the 20% interest in the UK regulated distribution operation.

4.D   PROPERTY, PLANT AND EQUIPMENT

        Our partnership's principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda. Our partnership does not directly own any real property.

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

ITEM 4.E    UNRESOLVED STAFF COMMENTS

        Not applicable.

66 Brookfield Infrastructure

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

        We target a total annual return of 12% to 15% on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow of our operations plus growth though investments in upgrades and expansions of our asset base and acquisitions. If we are successful in growing our FFO per unit, we will be able to increase distributions to our unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by Invested capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See "—Segmented Disclosures" for more detail.

Distribution Policy

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current prospects for our business, the Board of Directors of our Managing General Partner has approved a 15% increase in our quarterly distribution to 43 cents per unit. This increase reflects the forecasted contribution from our recently commissioned capital projects as well as the expected cash yield on acquisitions that we closed in the fourth quarter. Since our spin-off five years ago, we have increased our quarterly distribution from 26.5 cents per unit to 43 cents, a compound annual growth rate in excess of 10%. We continue to target a 3% to 7% annual distribution growth in light of the per unit FFO growth that we foresee in our operations.

Basis of Presentation

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Our consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

        Our partnership's equity interests include units held by our public unitholders and Redeemable Partnership Units held by Brookfield Asset Management. The units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

        When we discuss the results of our operating platforms, we present Brookfield Infrastructure's proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on our

Brookfield Infrastructure 67

partnership's overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See "—Reconciliation of Non-IFRS Financial Measures" on page 95 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

        In this section we review our consolidated performance and financial position for the twelve-month periods ended December 31, 2012, 2011 and 2010. Further details on the key drivers of our operations and financial position are contained within the review of operating segments.

        The following table summarizes the financial results of Brookfield Infrastructure.

	Year Ended December 31
MILLIONS	2012	2011	2010
Summary Statements of Operating Results Key Metrics
Revenues	$2,004	$1,636	$634
Direct operating expenses	(1,094)	(899)	(413)
General and administrative expenses	(95)	(61)	(35)
Interest expense	(407)	(335)	(144)
Earnings from investments in associates	1	76	52
Fair value adjustments	200	356	12
Net income attributable to partnership	106	187	430
Net income per limited partnership unit	0.47	1.13	3.91

        Revenues totaled $2,004 million for 2012, representing a year over year increase of $368 million. Approximately $260 million of the increase is attributable to investments completed during the year in our UK regulated distribution operations, Chilean toll roads, Colombian regulated distribution utility and North American district energy business. A further $80 million of the increase was due to increased throughput at our railroad operations as a result of the expansion projects that were commissioned during the year. The remaining increase is primarily attributable to investments in our asset base that began to generate revenues and inflation indexation of our existing revenues. Compared to 2010, revenues for 2012 rose by $1,370 million. This increase is primarily attributable to the merger with Prime Infrastructure in December 2010, which increased revenues by approximately $960 million, as well as the acquisitions and other factors discussed above which contributed to the increase from 2011.

        Direct operating expenses totaled $1,094 million for the year ended December 31, 2012, which was an increase of $195 million over to the same period in 2011, primarily due to the operating costs associated with businesses acquired during the year. Compared to 2010, direct operating costs for 2012 increased by almost $700 million due to the operating expenses associated with the businesses acquired in the Prime merger as well as the acquisition discussed above.

        General and administrative expenses totaled $95 million for the year ended December 31, 2012, which was a $34 million increase to 2011 levels. This line item primarily consists of a management service fee that is paid to Brookfield, which is calculated on the basis of market capitalization and certain public company expenditures relating to the on-going operations of our partnership. The year over year increase in general and administrative expenses primarily results from an increase in our

68 Brookfield Infrastructure

market capitalization as a result of equity issuances totaling approximately $1.2 billion completed in August 2012 and October 2011 and the increase in the trading price of our units. Compared to 2010, our general and administrative expenses increased by $60 million in 2012, which was also primarily driven by an increase in the management service fee paid to Brookfield as a result of growth in our partnership's market capitalization.

        Interest expense for 2012 totaled $407 million compared to $335 million for 2011 and $144 million for 2010. The $72 million increase compared to 2011 was due primarily to the increased debt levels in our business in conjunction with acquisitions and capital expenditures in the year. Interest expense was $263 million higher compared to 2010, attributable primarily to the increase in debt balances associated with the Prime merger, acquisitions completed during 2011 and 2012 and capital expenditures.

        Earnings from investments in associates were $1 million in 2012 compared to $76 million for 2011 and $52 million for 2010. Earnings from investments in associates declined by $75 million compared to the prior year primarily as a result of a $50 million non-recurring charge recorded in the current year attributable to a refinancing completed at our North American natural gas transmission business in addition to an impairment recorded at one of our European ports. Compared to 2010, earnings from investments in associates fell by $51 million primarily due to the aforementioned non-recurring, non-cash charges relating to our North American transmission and European port operations.

        Fair value adjustments relate to revaluation gains that were recorded at our timberland operations as a result of increases in annual appraisals due to a stronger outlook for log prices. Fair value adjustments were $200 million in 2012 compared to $356 million in 2011 and $12 million in 2010.

        The following table summarizes the financial position of Brookfield Infrastructure.

	As of
	December 31, 2012	December 31, 2011
MILLIONS
Summary Statements of Financial Position Key Metrics
Cash and cash equivalents	$263	$153
Other current assets	483	325
Total assets	19,718	13,269
Current liabilities	628	381
Corporate borrowings	946	—
Non-recourse borrowings	6,993	4,885
Other long-term liabilities	3,343	2,114
Non-controlling interest—in operating subsidiaries	2,784	1,683
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,365	1,133
Limited Partners' capital	3,632	3,049
General Partner capital	27	24

        As of December 31, 2012, we had $19,718 million in assets and $5,024 million in partnership capital compared to $13,269 million in assets and $4,206 million in partnership capital as of December 31, 2011. The increase in assets, compared to December 31, 2011, was primarily due to investments completed during the year including investments in our UK regulated distribution operations, Chilean toll roads, Colombian regulated distribution utility and North American district energy business, all of which we consolidate. The increase in partnership capital, compared to December 31, 2011, is primarily attributable to our approximate $500 million equity issuance in August 2012 and $200 million of valuation gains resulting from our annual revaluation process, primarily relating to our Australian railroad operation and our electricity transmission operations.

Brookfield Infrastructure 69

        Corporate borrowings were $946 million at December 31, 2012, compared to $nil as of December 31, 2011. Approximately $546 million was drawn on our corporate credit facility, which was used to finance a portion of the investments that we closed in the fourth quarter. Additionally, we issued approximately $400 million of corporate bonds in October 2012, in order to retire debt at various intermediate holding corporations. Our Consolidated Statement of Financial Position as of December 31, 2012 reflected $6,993 million of non-recourse borrowings compared to $4,885 million as of December 31, 2011. The increase in non-recourse borrowings was primarily attributable to the investments completed during the year at our UK regulated distribution operations, Chilean toll roads, Colombian regulated distribution utility and North American district energy business, which are consolidated. As of December 31, 2012, our consolidated net debt-to-capitalization ratio increased to 50%, compared with 45% as of December 31, 2011, primarily as a result of the increase in the drawn amount on our corporate credit facility.

SEGMENTED DISCLOSURES

        In this section, we review the results of our principal operating segments: utilities, transport, energy and timber. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method, whereby our partnership either controls or exercises significant influence over its investments. See "—Discussion of Segment Reconciling Items" on page 101 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

Utilities Operations

Results of Operations

        The following table presents the roll-forward of our rate base and selected key metrics of our utilities operations:

	Year Ended December 31,
MILLIONS	2012	2011
Rate base, start of period	$3,316	$3,182
Impact of mergers and acquisitions	1,126	42
Capital expenditures commissioned	129	164
Inflation and other indexation	218	120
Regulatory depreciation	(107)	(116)
Foreign exchange	108	(76)

Rate base, end of period	$4,790	$3,316

70 Brookfield Infrastructure

	Year ended December 31
MILLIONS	2012	2011	2010
Funds from operations (FFO)	$308	$275	$144
Maintenance capital	(25)	(24)	(13)

Adjusted funds from operations (AFFO)	$283	$251	$131
Return on rate base(1)(3)	12%	12%	11%
AFFO yield(2)()3)	15%	16%	14%

(1)
Return on rate base is adjusted EBITDA divided by time weighted average rate base.

(2)
AFFO yield is AFFO divided by time weighted average invested capital.

(3)
Return on rate base and AFFO yield excludes impact of connections revenues at our European regulated distribution operation.

        For the year ended December 31, 2012, our utilities platform generated adjusted EBITDA and FFO of $469 million and $308 million, respectively, compared to $418 million and $275 million, respectively, in the prior year and $227 million and $144 million, respectively, in 2010. The increase in FFO versus 2011 was primarily due to the recently completed merger in our UK regulated distribution business, the increase in ownership of our Chilean electricity transmission system, and the acquisition of an interest in a Colombian regulated distribution company. Excluding new investments, the cash flows of our business steadily increased with inflation indexation and contributions from organic growth investments. The increase in FFO versus 2010 was primarily attributable to the Prime merger and strong results from our UK regulated distribution business. For the year, our maintenance capital expenditures were $25 million, which is consistent with our average annual sustaining level. After deducting maintenance capital expenditures, our AFFO yield was 15% on an average invested capital base of $1,626 million, excluding the impact of connection revenues at our UK regulated distribution business, which is largely consistent with the comparative periods.

        The following table presents our utilities platform's proportionate share of financial results:

	Year ended December 31
MILLIONS	2012	2011	2010
Revenue	$774	$644	$331
Costs attributed to revenues	(305)	(226)	(104)

Adjusted EBITDA	469	418	227
Interest expense	(167)	(149)	(81)
Other income (expenses)	6	6	(2)

Funds from operations (FFO)	308	275	144
Depreciation and amortization	(123)	(91)	(60)
Deferred taxes and other items	(74)	(21)	(39)

Net income	$111	$163	$45

Brookfield Infrastructure 71

        The following table presents proportionate adjusted EBITDA and FFO for each operation in this platform:

	Year Ended December 31
	Adjusted EBITDA			FFO
MILLIONS	2012	2011	2010	2012	2011	2010
Regulated Terminal	$180	$182	$97	$98	$102	$59
Electricity Transmission	101	85	78	77	65	56
Regulated Distribution	188	151	52	133	108	29

Total	$469	$418	$227	$308	$275	$144

        For the year ended December 31, 2012, our regulated terminal reported adjusted EBITDA and FFO of $180 million and $98 million, respectively, versus $182 million and $102 million, respectively, in the prior period and $97 million and $59 million, respectively, in 2010. Adjusted EBITDA and FFO were lower compared to the year ended December 31, 2011 as the contribution from our increased rate base was more than offset by non-recurring revenues in 2011 associated with additions to our rate base which were approved in that year. The increase in results in 2012 relative to 2010 was primarily attributable to a full year contribution from the increased ownership in the business, following the Prime merger in December 2010. Adjusting for the change in ownership due to the Prime merger, our regulated terminal's results increased by over 10% versus 2010 primarily as a result of its regulatory rate increase, effective January 2011, as well as investments in our rate base.

        For the year ended December 31, 2012, our electricity transmission operations' adjusted EBITDA and FFO were $101 million and $77 million, respectively, versus $85 million and $65 million, respectively, in the prior period and $78 million and $56 million, respectively, in 2010. Adjusted EBITDA and FFO increased over the prior periods primarily due to positive revenue indexation and benefits from investments in our rate base, as well as the acquisition of an additional interest in our Chilean electricity transmission system, which was effective as of the fourth quarter of 2012.

        For the year ended December 31, 2012, our regulated distribution business earned adjusted EBITDA and FFO of $188 million and $133 million, respectively, versus $151 million and $108 million, respectively, in the prior period and $52 million and $29 million, respectively, in 2010. The increase from the prior year arises primarily from investments in our rate base and contributions from the acquisitions of our Colombian regulated distribution company in January 2012 and a UK regulated distribution company in November 2012. Results increased compared to the year ended December 31, 2010 as a result of increased ownership in a number of our businesses due to the Prime merger in December 2010, as well as the aforementioned acquisitions and additions to our rate base. Excluding the impact of the acquisitions and the Prime merger, results improved versus the year ended December 31, 2010 due to investments in our rate base and inflation indexation of our revenues, as well as an increase in connections revenue from our UK operations.

        Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our interest rate hedging program. Depreciation and amortization increased to $123 million for the year ended December 31, 2012 versus $91 million and $60 million in the years ended December 31, 2011 and December 31, 2010, respectively, primarily due to additions to our regulated asset base from investments in our business and the aforementioned acquisitions. Deferred taxes and other items increased to $74 million for the year ended December 31, 2012 compared to $21 million in the prior year, as the prior year results included a $45 million revaluation gain relating to our Chilean transmission operations. Deferred taxes and other items increased by

72 Brookfield Infrastructure

$35 million over the year ended December 31, 2010, due primarily to the impact of the Prime merger in December 2010.

Business Development and Outlook

        Within our utilities platform, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on rate base on incremental investments, which is consistent with our current return on rate base.

        Our capital backlog is comprised of investments that will increase our rate base, for which we have not yet invested the capital. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with anticipated expenditures within the next two years.

        The following table presents our proportionate share of our capital backlog.

	Year Ended December 31
MILLIONS	2012	2011
Capital project backlog, start of period	$284	$310
Impact of mergers and acquisitions	56	—
Additional capital projects mandates	164	159
Less capital expenditures	(187)	(188)
Foreign exchange and other	9	3

Capital backlog, end of period	$326	$284
Construction work in progress	126	68

Total capital to be commissioned into rate base	$452	$352

        We finished the period with a capital backlog of $326 million, an increase of $42 million compared to December 31, 2011. The increase is mainly attributable to the acquisitions of an additional interest in our Chilean transmission system and a UK regulated distributions business, as well as capital project mandates won, primarily at our UK and Australasian regulated distribution companies and our Chilean transmission system. As at December 31, 2012, the largest contributors to our capital backlog were our UK regulated distribution company, our Texas transmission system, our regulated terminal operation and our Chilean transmission system at $186 million, $42 million, $41 million and $30 million, respectively. In addition, our construction work in progress was $126 million at quarter end, a $58 million increase from December 31, 2011, primarily due to capital expenditures at our Texas transmission system. Construction work in progress represents capital that we have invested that will begin generating cash flow upon commencement of service when these investments will be added to our rate base. In total, we finished the quarter with $452 million of capital to be commissioned into our rate base.

        In January, alongside institutional investors, we invested approximately $54 million to purchase a 17% interest in a Colombian distribution utility. In early November, we completed the acquisition and recapitalization of a UK distribution business, investing $525 million. This business was merged with our existing UK distribution company which increased our installed connections to over one million. Our initial investment in the UK distribution sector was made in connection with the acquisition of Prime Infrastructure in 2009. On closing, the invested capital in the combined business totaled approximately $650 million, however we believe that the value of this franchise is significantly greater due to its prospects for growth and its market position. We successfully recognized some of this value in November with the sale of a 20% interest in the combined entity to an institutional investor for

Brookfield Infrastructure 73

proceeds of approximately $235 million. During the fourth quarter we also signed an agreement to acquire an additional 10% interest in our Chilean transmission system from Brookfield Asset Management for $235 million, effective October 2012.

Transport Operations

Results of Operations

        The following table presents the key metrics of our transport platform:

	Year ended December 31
MILLIONS	2012	2011	2010
Growth capital expenditures	$361	$335	$56
Adjusted EBITDA margin(1)	37%	28%	25%
Funds from operations (FFO)	$168	$98	$52
Maintenance capital	(45)	(36)	(21)

Adjusted funds from operations (AFFO)	$123	$62	$31

AFFO yield(2)	10%	7%	8%

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

(2)
AFFO yield is AFFO divided by time weighted average invested capital.

        Our transport platform earned adjusted EBITDA and FFO of $275 million and $168 million, respectively, for the year ended December 31, 2012 compared with $180 million and $98 million, respectively, in the prior year and $100 million and $52 million, respectively, in 2010. The year over year increase in FFO was primarily driven by a 110% increase in our Australian railroad's FFO as a result of the commissioning of our expansion program, as well as a favorable grain harvest. Our results also benefited from the South American toll roads that we acquired in the fourth quarter. The increase in FFO compared to the year ended December 31, 2010 year is primarily attributable to the Prime merger and the contribution from the aforementioned railroad expansion program and the toll road acquisitions. Overall, the AFFO yield for our transport platform was 10% for the year, on an average invested capital base of $1,252 million. This yield, while higher than the prior years, is below the level that we expect from this segment over the long term. In 2013, the AFFO yield should increase with a further ramp-up in cash flows from the expansion program at our railroad and a full year of results in our toll road business.

        The following table presents our transport platform's proportionate share of financial results:

	Year ended December 31
MILLIONS	2012	2011	2010
Revenues	$738	$640	$402
Cost attributed to revenues	(463)	(460)	(302)

Adjusted EBITDA	275	180	100
Interest expense	(106)	(82)	(46)
Other (expenses) income	(1)	—	(2)

Funds from operations (FFO)	168	98	52
Depreciation and amortization	(118)	(58)	(50)
Deferred taxes and other items	(17)	(16)	34

Net income	$33	$24	$36

74 Brookfield Infrastructure

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating platform:

	Year Ended December 31
	Adjusted EBITDA			FFO
MILLIONS	2012	2011	2010	2012	2011	2010
Railroad	$169	$98	$42	$118	$56	$26
Ports	76	82	58	38	42	26
Toll Roads	30	—	—	12	—	—

Total	$275	$180	$100	$168	$98	$52

        For the year ended December 31, 2012, our railroad reported adjusted EBITDA and FFO of $169 million and $118 million, respectively, versus $98 million and $56 million, respectively, in the prior year and $42 million and $26 million, respectively, in 2010. The increase from the year ended December 31, 2011 was driven by revenue from our expansion program, which was commissioned during the year, as well as an above average grain harvest. The increase from the year ended December 31, 2010 was attributable to the aforementioned expansion program as well as the Prime merger. Adjusting for the change in ownership due to the Prime merger, current year results increased by approximately 90% versus the year ended December 31, 2010 as a result of the expansion program.

        For the year ended December 31, 2012, our port operations reported adjusted EBITDA and FFO of $76 million and $38 million, respectively, versus $82 million and $42 million, respectively, in the prior year and $58 million and $26 million, respectively, in 2010. Current period results were lower than the prior year due to reduced throughput as a result of the economic slowdown in Europe, partially offset by a decrease in financing costs as we invested capital to delever our continental European business. The increase in adjusted EBITDA and FFO relative to 2010 was primarily attributable to stronger results from our UK port due to the restart of the Teeside Cast Products plant.

        Our toll roads contributed adjusted EBITDA and FFO of $30 million and $12 million, respectively, for the year ended December 31, 2012 compared to adjusted EBITDA and FFO of $nil and $nil, respectively for the years ended December 31, 2011 and 2010 as we made our first investment in the sector in late December 2011. The toll roads are performing consistent with expectations to date.

        Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $118 million for the year compared to $58 million in 2011 and $50 million in 2010, primarily due to additional depreciation on our recently commissioned Australian railroad expansion, as well as incremental depreciation and amortization on acquisitions completed over the past two years.

Business Development and Outlook

        In our transport platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invested capital to expand our facilities to serve our customers' growth requirements.

        Within our transport platform, we completed the acquisition of an additional interest in our Chilean toll road for $170 million in October, increasing our ownership to 51%. In December, we acquired an interest in an entity that owns a 60% controlling stake in the largest toll road operator in Brazil for $310 million, in partnership with Abertis Infraestructuras and institutional investors. These roads benefit from long-term concession agreements in proven regulatory regimes, with tariffs that are

Brookfield Infrastructure 75

indexed to inflation. In addition, we believe that there will be significant opportunities to deploy additional capital to expand our networks to accommodate increased traffic due to GDP growth.

Energy Operations

Results of Operations

        The following table presents the key metrics of our energy platform:

	Year Ended December 31
MILLIONS	2012	2011	2010
Growth capital expenditures	$17	$21	$5
Adjusted EBITDA margin(1)	46%	46%	47%
Funds from operations (FFO)	$76	$69	$39
Maintenance capital	(37)	(29)	(12)

Adjusted funds from operations (AFFO)	$39	$40	$27

AFFO yield(2)	6%	8%	11%

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

(2)
AFFO yield is AFFO divided by time weighted average invested capital.

        Our energy platform earned adjusted EBITDA and FFO of $144 million and $76 million, respectively, for the year ended December 31, 2012 compared with $143 million and $69 million, respectively, in the prior year and $69 million and $39 million, respectively, in 2010. The year over year increase in FFO was largely due to investments made in our natural gas transmission and distribution operations, in order to pay down holding company debt as well as acquisitions of interests in natural gas storage and district energy operations during 2012. The increase in FFO compared to the year ended December 31, 2010 is primarily attributable to the aforementioned investments as well as the Prime merger. Overall, the AFFO yield for our energy platform was 6% for the year, on an average invested capital base of $669 million, a decline from the prior year primarily due to above average maintenance capital expenditures. AFFO yield was reduced from the year ended December 31, 2010 primarily due to above average maintenance capital expenditures for the segment, in addition to a lower contribution from our North American gas transmission business as a result of weaker market conditions and the phase in of tariff reductions pursuant to our FERC rate settlement.

        The following table presents our energy platform's proportionate share of financial results:

	Year Ended December 31
MILLIONS	2012	2011	2010
Revenues	$316	$311	$146
Cost attributed to revenues	(172)	(168)	(77)

Adjusted EBITDA	144	143	69
Interest expense	(70)	(74)	(33)
Other (expenses) income	2	—	3

Funds from operations (FFO)	76	69	39
Depreciation and amortization	(59)	(54)	(22)
Deferred taxes and other items	(17)	8	(6)

Net income	$—	$23	$11

76 Brookfield Infrastructure

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating platform:

	Year Ended December 31
	Adjusted EBITDA			FFO
MILLIONS	2012	2011	2010	2012	2011	2010
Energy Transmission, Distribution & Storage	$142	$143	$69	$75	$69	$39
District Energy	2	—	—	1	—	—

Total	$144	$143	$69	$76	$69	$39

        For the year ended December 31, 2012, our energy transmission, distribution and storage operations reported adjusted EBITDA and FFO of $142 million and $75 million, respectively, versus $143 million and $69 million, respectively, in the prior year and $69 million and $39 million, respectively, in 2010. The year over year increase in FFO was largely due to an investment of equity to retire holding company debt and an acquisition of an interest in a natural gas storage operation during the year. In our North American natural gas transmission business, lower financing costs as a result of the $200 million debt retirement offset softer operating results due to excess capacity and depressed natural gas prices. Results exceeded those for the year ended December 31, 2010 largely due to a full year contribution following our merger with Prime in December 2010. However, adjusting for the change in ownership due to the Prime merger, results trailed the year ended December 31, 2010 primarily due to the implementation of the FERC rate settlement and softening market conditions that negatively impacted sales of retained natural gas, market sensitive transportation capacity and line pack services.

        Our district energy business contributed adjusted EBITDA and FFO of $2 million and $1 million, respectively, for the year ended December 31, 2012 compared to adjusted EBITDA and FFO of $nil and $nil, respectively for the years ended December 31, 2011 and 2010 as we made our first investment in the sector in the fourth quarter of 2012. Overall, our district energy operation is performing consistent with our expectations to date.

        Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $59 million for the year compared to $54 million in 2011 and $22 million in 2010, due primarily to incremental depreciation on acquisitions over the past two years.

Business Development and Outlook

        In our energy platform, we strive to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner.

        A particular focus is the North American midstream sector as the collapse in natural gas prices has dramatically clouded the outlook for a number of gathering and processing, transportation and storage businesses. In such an environment, our strategy is to take advantage of any dislocation that results and opportunistically acquire high quality assets at a discount to replacement cost. In April, alongside institutional investors, we acquired a 22% interest in a natural gas storage system in northeastern Alberta.

        At the end of October, we invested approximately $75 million for a 25% interest in a district energy system that serves commercial customers in downtown Toronto, which we acquired in partnership with institutional investors. The growth opportunities of this business are particularly

Brookfield Infrastructure 77

exciting in light of the large pipeline of prospective new customers that can be connected to its deep lake cooling system, as well as opportunities to expand our footprint into other geographies.

Timber

        The following table presents our proportionate share of selected statistics of our timberlands:

	As of
	December 31, 2012	December 31, 2011
Timberlands (000's acres)	343	419
HBU lands (000's acres)	8	12
Long-run sustainable yield (LRSY) (millions m3 per annum)	1.3	1.6
Deferred harvest volume (millions m3)	2.1	2.9

        Our timberlands have an estimated deferred harvest volume of 2.1 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield ("LRSY").

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

Results of Operations

        The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Year Ended December 31, 2012
	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	863	929	$90	$84
Whitewood	355	420	81	34
Other species	322	340	71	24

	1,540	1,689	$84	$142
HBU and other sales				1

Total				$143

	Year ended December 31, 2011
	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	855	933	$98	$91
Whitewood	394	438	89	39
Other species	318	333	72	24

	1,567	1,704	$90	$154
HBU and other sales				1

Total				$155

78 Brookfield Infrastructure

	Year ended December 31, 2010
	Harvest (000's m3)	Sales (000's m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	604	632	$85	$54
Whitewood	341	373	72	27
Other species	280	292	72	21

	1,225	1,297	$79	$102
HBU and other sales				4

Total				$106

        For the twelve months ended December 31, 2012, average indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 4% and 6% lower, respectively, than the prior year due to weaker demand from China and South Korea and reduced tension in the domestic market. However, average indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 17% and 16% higher, respectively, than the year ended December 31, 2010 due to stronger log demand as a result of a partial recovery in the U.S. housing market and increased demand from China and South Korea as compared with 2010. In 2012, the Japanese Douglas-fir market weakened somewhat with average indicative prices falling 2% from the previous year, although prices were 6% higher than the year ended December 31, 2010. For the period, whitewood sold to China and Korea offered a 20% premium over the U.S. market, compared to premiums of 29% in 2011 and 27% in 2010, respectively. Although average indicative prices for Douglas-fir sold to China fell 10% during 2012, this market still offered a 5% premium over the U.S. market during the period, compared to premiums of 11% and 21% in the years ended December 31, 2011 and 2010, respectively.

        In 2012, our harvest level was 2% below 2011 as our operations, particularly in the coastal region of British Columbia, were restricted by an unusually long period of warm dry weather, which caused us to reduce our harvest to decrease the risk of forest fires. However, harvest volumes were 26% above 2010 levels, when we reduced harvest levels in response to soft pricing conditions. With relative fundamentals improving in the domestic market, the proportion of our timber sold to off-shore markets declined to 41% from 47% and 46% for the years ended December 31, 2011 and 2010, respectively.

        The following table presents select key metrics of our timber platform:

	Year Ended December 31
MILLIONS UNLESS OTHERWISE NOTED	2012	2011	2010
Harvest (000's m3)	1,540	1,567	1,225
Harvest as % of LRSY	97%	99%	77%
Adjusted EBITDA margin(1)	34%	39%	34%
Funds from operation (FFO)	$22	$33	$11
Maintenance capital	(2)	(3)	(3)

Adjusted funds from operations (AFFO)	$20	$30	$8

AFFO yield(2)	4%	6%	2%

(1)
Adjusted EBITDA divided by revenue, excluding HBU and other revenue.

(2)
AFFO divided by time weighted average invested capital.

Brookfield Infrastructure 79

        The following table presents our timber platform's proportionate share of financial results.

	Year Ended December 31
MILLIONS	2012	2011	2010
Revenue	$143	$155	$106
Cost attributed to revenues	(95)	(95)	(70)

Adjusted EBITDA	48	60	36
Other income	2	1	3
Interest expense	(28)	(28)	(28)

Funds from operations (FFO)	22	33	11
Fair value adjustments	63	93	10
Deferred taxes and other items	(39)	(35)	3

Net income	$46	$91	$24

        For the year ended December 31, 2012, our timber operations' adjusted EBITDA and FFO totaled $48 million and $22 million, respectively, compared with $60 million and $33 million, respectively, in 2011 and $36 million and $11 million, respectively, in 2010. Compared with the prior year, revenues declined by 8% as our average realized price and sales volume decreased by 7% and 1%, respectively. Revenues increased by 35% compared to the year ended December 31, 2010 as our average realized price and sales volume rose by 6% and 30%, respectively. Per unit harvest and delivery costs increased by 1% and 18% versus the years ended December 31, 2011 and 2010 respectively, due primarily to higher fuel costs and increased road-building activity, as we prepare to increase harvest levels in response to the housing market recovery. As a result of those cost increases, our adjusted EBITDA margin declined to 34% versus 39% in the prior year and 34% in the year ended December 31, 2010.

        For the year ended December 31, 2012, our share of revenue from HBU land and other sales was $1 million, compared to $1 million and $4 million in 2011 and 2010, respectively.

        For the year ended December 31, 2012, net income was $46 million versus $91 million in 2011 and $24 million in 2010. In addition to the factors discussed above, in 2012, we recorded a positive fair value adjustment of $63 million compared to adjustments of $93 million and $10 million in 2011 and 2010, respectively. These increases resulted from an improving short-to-medium term outlook for log prices, as well as a reduction in equity discount rates for timberlands.

Business Development

        In December, we completed the sale of a 12.5% interest in our Canadian timberlands to an institutional investor for $85 million, which is equivalent to its IFRS book value.

        The U.S. housing market recovery gained momentum throughout the year with seasonally adjusted annualized U.S. housing starts reaching 954,000 in December 2012, 37% above year-ago levels, while permits increased 29% year-over-year. For the year, housing starts climbed 28% to 780,000 from 609,000 in 2011, and inventories of new homes available for sale remained near 50-year record lows. While the consensus forecast is somewhat of a moving target and risks to the forecasts are expected to be on the upside, it appears that a reasonable collection of estimates is now projecting 925,000 housing starts for 2013, 1.15 million in 2014 and 1.42 million in 2015, all levels that are expected to result in very strong markets for timber aimed at solid wood products markets. Once pricing demonstrates sustained strength, we will elevate our harvest levels to approximately 20% over our LRSY.

        In export markets, Japanese log prices are expected to strengthen from 2012 levels as housing starts increase modestly and sawmill production remains stable. Demand in China and Korea is expected to be somewhat stronger as inventory levels in China have normalized and demand is

80 Brookfield Infrastructure

improving. We expect market prices in the coming year to be comparable to 2011 as off-shore demand remains strong and demand in the domestic market makes modest gains.

        Over the medium-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

  •
  Recovery of the U.S. housing market

  •
  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. inland region;

  •
  Ongoing demand from Asian markets;

  •
  The rapidly expanding bio-fuel industry; and

  •
  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

        The following table presents the components of Corporate and Other, on a proportionate basis, for the twelve months ended December 31, 2012, 2011 and 2010:

	Year Ended December 31
MILLIONS	2012	2011	2010
General and administrative costs	$(9)	$(9)	$(18)
Base management fee	(86)	(53)	(28)
Other income	5	4	8
Financing costs	(22)	(25)	(11)

Funds from operations (FFO)	(112)	(83)	(49)
Revaluation gain	—	—	396
Deferred taxes and other	28	(31)	(33)

Net Income	$(84)	$(114)	$314

        For the year ended December 31, 2012, general and administrative costs were consistent with the prior year but were lower than 2010, which included our proportionate share of Prime's general and administrative expenses. Following the Prime merger, many of these services are provided under the Master Services Agreement, and as a result, a substantial portion of these costs have been absorbed by Brookfield. We currently anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

        Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt, net of cash. For the twelve months ending December 31, 2012, this fee increased versus the years ended December 31, 2011 and 2010 due to an increase in our market capitalization as a result of equity issuances in October 2011 and August 2012, totaling approximately $1.2 billion, and the higher trading price of our units.

        Financing costs include interest expense and standby fees on our committed credit facility less interest earned on cash balances. Financing costs for the current year were lower than the prior year, primarily due to lower average corporate borrowings as well as reduced rates on our corporate credit facility following receipt of our BBB+ credit rating from Standard & Poor's, partially offset by interest on our recently issued C$400 million corporate bonds. Financing costs increased over the year ended December 31, 2010 primarily due to the merger with Prime and increased average corporate debt

Brookfield Infrastructure 81

balance as we drew on our corporate credit facility to finance a portion of investments made during the year.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

        The following table summarizes the financial results of Brookfield Infrastructure.

	Year Ended December 31
MILLIONS, EXCEPT PER UNIT INFORMATION	2012	2011	2010
Key Metrics
Funds from operations (FFO)	$462	$392	$197
Per unit FFO(1)	$2.41	$2.41	$1.79
Per unit net income	$0.55	$1.15	$3.91
Per unit distribution	$1.50	$1.32	$1.10
Payout ratio(2)	62%	55%	60%
Growth of per unit FFO(2)	—	35%	(26)%	(3)
Adjusted funds from operations (AFFO)(4)	$353	$300	$148
AFFO yield(5)	10%	10%	8%

(1)
Average units outstanding during the year of 191.5 million (2011: 162.5 million, 2010: 109.9 million).

(2)
Payout ratio is defined as distributions to unitholders divided by FFO.

(3)
Growth of per unit FFO is 74% adjusting for the gain on sale of TBE in 2009.

(4)
AFFO is defined as FFO less maintenance capital expenditures.

(5)
AFFO yield is defined as AFFO divided by time weighted average invested capital.

        For the year ended December 31, 2012, we recorded FFO of $462 million, or $2.41 per unit, versus $392 million, or $2.41 per unit, in the prior year and $197 million, or $1.79 per unit, in 2010. This 18% and 135% increase in our FFO versus 2011 and 2010, respectively, was driven by expansion projects that we successfully commissioned and new investments. Our FFO per unit in 2012 was consistent with 2011 as we did not realize the full benefit of investments made with proceeds from $1.2 billion of equity issuances in our 2012 results. On an average invested capital base of $3,847 million, we generated an AFFO yield of 10% versus 10% and 8% in 2011 and 2010, respectively. Our distribution of $1.50 per unit implied a payout of 62% of our FFO for the year, which is within our targeted range of 60% to 70%.

82 Brookfield Infrastructure

        The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

Statement of Operating Results

	Year Ended December 31
MILLIONS	2012	2011	2010
Net income by segment
Utilities	$111	$163	$45
Transport	33	24	36
Energy	—	23	11
Timber	46	91	24
Corporate and other	(84)	(114)	314

Net income	$106	$187	$430

Adjusted EBITDA by segment
Utilities	$469	$418	$227
Transport	275	180	100
Energy	144	143	69
Timber	48	60	36
Corporate and other	(95)	(61)	(42)

Adjusted EBITDA	$841	$740	$390

FFO by segment
Utilities	$308	$275	$144
Transport	168	98	52
Energy	76	69	39
Timber	22	33	11
Corporate and other	(112)	(83)	(49)

Funds from operations (FFO)	$462	$392	$197

Brookfield Infrastructure 83

Statement of Financial Position

	As of
MILLIONS	December 31, 2012	December 31, 2011
Total assets by segment
Utilities	$5,525	$3,787
Transport	4,412	2,736
Energy	1,849	1,613
Timber	1,017	1,112
Corporate and other	(122)	55

Total assets	$12,681	$9,303

Net debt by segment
Utilities	$3,307	$2,463
Transport	2,077	1,117
Energy	911	1,018
Timber	415	464
Corporate and other	947	35

Total net debt	$7,657	$5,097

Partnership capital by segment
Utilities	$2,218	$1,324
Transport	2,335	1,619
Energy	938	595
Timber	602	648
Corporate and other	(1,069)	20

Total partnership capital	$5,024	$4,206

  CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to our unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at December 31, 2012 and 2011 were insignificant and would not adversely impact our ability to meet cash obligations.

84 Brookfield Infrastructure

        Our group-wide liquidity was approximately $760 million at December 31, 2012, down from $1.5 billion at December 31, 2011, and was comprised of the following:

MILLIONS	As of December 31, 2012	As of December 31, 2011
Corporate cash and cash equivalents	$7	$79
Committed corporate credit facility	855	700
Draws on corporate credit facility	(546)	—
Commitments under corporate credit facility	(92)	(51)
Proportionate cash retained in businesses	203	127
Proportionate availability under subsidiary credit facilities	336	691

Group wide liquidity	$763	$1,546

        At December 31, 2012, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure's present requirements.

        On November 30, 2012, we increased the size of our corporate credit facility to $855 million from $700 million, which was subsequently further increased to $900 million in January 2013. The facility is available for investments and acquisitions, as well as general corporate purposes. At December 31, 2012, the outstanding balance under this facility was $546 million, as we drew on the facility to bridge finance a portion of our acquisitions that closed in the fourth quarter.

        We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavor to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. Further, we believe that the value of the majority of our assets will vary in part with changes in long-term interest rates due to the nature of their revenue streams. Accordingly, we endeavor to finance these assets with long-term fixed rate borrowings. Where financing cannot be obtained to match the interest rate exposure of an asset, derivative contracts may be entered into with credit worthy counterparties. The use of derivatives is governed by prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we seek to minimize credit risk through collateral and other mitigation techniques. On

Brookfield Infrastructure 85

a proportionate basis as of December 31, 2012, scheduled principal repayments for our borrowings over the next five years are as follows:

MILLIONS	Average Term (years)	2013	2014	2015	2016	2017	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$—	$—	$546	$408	$—	$954

Total recourse borrowings	5	—	—	—	546	408	—	954

Non-recourse borrowings(1),(2)
Utilities	8	49	936	146	417	52	1,773	3,373
Transport	5	158	934	247	77	40	722	2,178
Energy	8	24	16	2	87	512	297	938
Timber	5	136	—	117	—	—	171	424

Total non-recourse borrowings(1),(2)	6	367	1,886	512	581	604	2,963	6,913

Total borrowings(3)	6	$367	$1,886	$512	$1,127	$1,012	$2,963	$7,867

Cash retained in businesses
Utilities								$66
Transport								101
Energy								27
Timber								9
Corporate								7

Total cash retained								$210

Net debt
Utilities								$3,307
Transport								2,077
Energy								911
Timber								415
Corporate								947

Total net debt								$7,657

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

(3)
As of December 31, 2012, approximately 47% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 15% of our total borrowings.

        The proportionate average cash interest rate for our utilities, transport, energy and timber platforms was 6%, 7%, 7% and 6%, respectively (2011: 6%, 8%, 7% and 6%; 2010: 6%, 7%, 7% and 6%)

86 Brookfield Infrastructure

        Our debt has an average term of six years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of December 31, 2012 was 60%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
MILLIONS	2012	2011
Consolidated debt	$7,939	$4,885
Less: borrowings attributable to non-controlling interest	(2,705)	(1,812)
Premium on debt and cross currency swaps	144	148
Add proportionate share of borrowings of investments in associates:
Utilities	1,038	703
Transport	666	431
Energy	785	948

Proportionate debt	$7,867	$5,303

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

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient(1)

        The following table presents the hedged position of our equity investment in foreign currencies as of December 31, 2012:

	Net Investment Hedges
MILLIONS	USD	AUD	GBP	NZD	CLP	BRL	CAD	EUR	COP
Equity Investment—US$	$838	$2,010	$669	$384	$340	$335	$231	$147	$70
FX contracts—US$	710	(359)	(244)	(29)	—	—	—	(78)	—

Net unhedged—US$	1,548	1,651	425	355	340	335	231	69	70
Net equity investment—natural currency	838	1,933	412	464	162,832	687	229	112	123,160
FX contracts—natural currency	710	(344)	(150)	(35)	—	—	—	(59)	—

% of equity investment hedged	n/a	18%	36%	8%	—	—	—	53%	—
Unhedged position in natural currency	n/a	1,589	262	429	162,832	687	229	53	123,160

        At December 31, 2012, we had hedges in place equal to approximately 17% of our net equity investment in foreign currencies. In the twelve months ended December 31, 2012, we recorded losses of $9 million in comprehensive income related to these contracts, which were more than offset by foreign currency translation gains of $86 million recorded during the year.

        We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 70% of the next twelve months of forecasted FFO hedged. We will periodically re-evaluate this strategy.

(1)
The use of derivatives is governed by prescribed policies. We evaluate and monitor the credit risk of derivative financial instruments, and we seek to minimize credit risk through collateral and other mitigation techniques.

Brookfield Infrastructure 87

        For the year ended December 31, 2012, 8%, 47% and 23% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 22% generated in other currencies. As a result of our FFO hedging program, 60%, 9% and 17% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 14% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would have resulted in approximately an $18 million, or 4%, change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $43 million, or 9%, variance in FFO.

OTHER MARKET RISKS

        Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our South American electricity transmission operations and a portion of our toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento, ("UF") which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. However, we believe this is offset by the nature of our revenues which are in large part indexed to Chilean inflation.

Commodity Risk

        Our principal commodity risks are to the price of timber and natural gas, and to a lesser extent metals, primarily aluminum. All of our Canadian and U.S. timber operations' log sales are at short-term market prices. As there is no liquid forward contract to hedge our position, we are exposed to fluctuations in log prices.

        Certain of our subsidiaries have indirect exposure to natural gas as increased demand for natural gas generally impacts the utilization of our energy transmission, distribution and storage infrastructure. Furthermore, our North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2010. See Item 4.B "Business Overview—Current Operations—Energy—Energy Transmission, Distribution and Storage Operations" for more information.

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

88 Brookfield Infrastructure

        The following table highlights the sources and uses of cash for the years ended December 31:

	Year Ended December 31
MILLIONS	2012	2011	2010
Funds from operations (FFO)	$462	$392	$197
Less maintenance capital	(109)	(92)	(49)

Funds available for distribution (AFFO)	353	300	148
Distributions paid	(304)	(217)	(117)

Funds available for reinvestment	$49	$83	$31
Growth capital expenditures	(565)	(544)	(130)
Asset level debt funding of growth capital expenditures	437	149	—
New investments, net of disposals	(1,012)	(140)	—
Debt paydowns	(374)	(93)	—
Equity issuance, net	497	657	—
Corporate debt issuance, net	408	—	—
Draws (repayments) on corporate credit facility	546	(18)	18
Changes in working capital and other	18	(86)	40

Change in proportionate cash retained in business	4	8	(41)
Opening, proportionate cash retained in business	206	198	239

Closing, proportionate cash retained in business	$210	$206	$198

        The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Year Ended December 31
MILLIONS	2012	2011	2010
Growth capital expenditures by segment
Utilities	$187	$188	$69
Transport	361	335	56
Energy	17	21	5
Timber	—	—	—

	$565	$544	$130

	Current Estimated Sustaining Capex		Actual Capex
Maintenance capital expenditures by segment	Low	High	2012	2011	2010
Utilities	$30	$35	$25	$24	$13
Transport	65	70	45	36	21
Energy	25	30	37	29	12
Timber	2	5	2	3	3

	$122	$140	$109	$92	$49

Brookfield Infrastructure 89

PARTNERSHIP CAPITAL

        As of December 31, 2012, our partnership owned limited partnership units that represented approximately 71.5% of the Holding LP's total outstanding units, and Brookfield owned Redeemable Partnership Units that represented approximately 28% of the Holding LP's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the units issued by Brookfield Infrastructure and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of Brookfield Infrastructure. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2012, Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.1%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        Brookfield also owns general partnership units that represent approximately 0.5% of the Holding LP's total outstanding units. The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year ended December 31, 2012, the partnership paid incentive distributions of $16 million (2011: $4 million, 2010: $nil).

        As of December 31, 2012 the total number of our general partnership, redeemable partnership and limited partnership units outstanding was comprised as follows:

	2012	2011
Redeemable Partnership Units, held by Brookfield	56,137,081	51,698,081
General partnership units	1,066,929	1,066,929
Limited partnership units	143,567,955	132,352,111

Total	200,771,965	185,117,121

        During 2012 and 2011, our outstanding issued Redeemable Partnership Units changed as follows:

	2012		2011
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$942	51,698,081	$745	43,396,642
Units issued	142	4,439,000	197	8,301,439

Outstanding at end of year	$1,084	56,137,081	$942	51,698,081

90 Brookfield Infrastructure

        During 2012 and 2011, our outstanding issued limited partnership units changed as follows:

	2012		2011
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,597	132,352,111	$2,136	112,964,451
Units issued	358	11,215,844	461	19,387,660

Outstanding at end of year	$2,955	143,567,955	$2,597	132,352,111

        During 2012 and 2011, our outstanding issued general partnership units changed as follows:

	2012		2011
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,929	$19	1,066,929

Outstanding at end of year	$19	1,066,929	$19	1,066,929

        In August 2012, our partnership issued 11,132,000 units at $33.25 per unit in the U.S. and Canada. In addition, the Holding LP issued 4,439,000 Redeemable Partnership Units at $31.92. In total, $497 million of proceeds was raised through this issuance.

        In October 2011, our partnership issued 19,370,025 units at $24.75 per unit in the U.S. and Canada. In addition, the Holding LP issued 8,301,439 Redeemable Partnership Units at $23.76. In total, $657 million of proceeds was raised through this issuance.

        Our partnership had 143,567,955 units outstanding at December 31, 2012, which are publicly traded on the NYSE and TSX. Our partnership owns 143,567,955 of the Holding LP's limited partnership units representing an economic interest of 71.5%. The Holding LP had 56,137,081 Redeemable Partnership Units outstanding at December 31, 2012, which are owned by Brookfield.

        In June 2010, we implemented a distribution reinvestment plan ("Plan"), that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 83,844 units (2011: 17,635 units and 2010: 44 units) under the Plan.

        In February 2012, we authorized a unit repurchase program ("2012 Program"). Repurchases were authorized for the period beginning on February 13, 2012 and ending on February 12, 2013 or earlier if repurchases were completed prior to such date. In the year ended December 31, 2012, no units were repurchased and cancelled under this program. We expect to authorize a unit repurchase program in 2013. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

Brookfield Infrastructure 91

CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2012:

	Payments due by period
MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$734	$558	$101	$—	$75
Interest-bearing liabilities	8,082	635	2,892	1,424	3,131
Finance lease liabilities	48	7	9	6	26
Other Long-Term Liabilities	235	—	235	—	—

	$9,099	$1,200	$3,237	$1,430	$3,232

        In addition, pursuant to the Master Services Agreement, on a quarterly basis the Holding LP pays a base management fee to the Manager equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of our partnership. Based on the market value of our partnership as of December 31, 2012, this fee is estimated to be approximately $100 million per year.

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

        In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership's financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

92 Brookfield Infrastructure

        The following is a discussion of our critical accounting policies:

Common control transactions

        IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Statements of Financial Position, Statements of Operating Results, Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

Property, plant and equipment

        Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

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

Intangible Assets

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure's intangible assets are comprised primarily of conservancy rights, service concession arrangements and customer order backlogs.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean toll roads and were recognized at their fair value. The intangible asset at the Australian regulated terminal operation relates to the right to control and use a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement (91 years remaining). The intangible assets at the Chilean toll roads relate to the right to

Brookfield Infrastructure 93

control and operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement (20 years remaining).

        The conservancy right was acquired as part of the acquisition of the U.K. Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

        The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections as at the acquisition date at the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 50 years.

Derivative Financial Instruments

        Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in net income. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

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

Items Not Classified as Hedges

        Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other expenses.

94 Brookfield Infrastructure

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

FFO

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

Brookfield Infrastructure 95

        The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.

	Year Ended December 31,
MILLIONS	2012	2011	2010
Net income attributable to partnership	$106	$187	$430
Add back or deduct the following:
Depreciation and amortization	300	203	132
Deferred taxes	(37)	73	11
Fair value adjustments	(63)	(144)	(10)
Revaluation gain	(8)	—	(396)
Other expenses	164	73	30

FFO	$462	$392	$197
Maintenance capital	(109)	(92)	(49)

AFFO	$353	$300	$148

        The difference between net income and FFO is primarily attributable to depreciation and amortization expenses, fair value adjustments and revaluation gains.

AFFO

        In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

Adjusted EBITDA

        We also use adjusted EBITDA as a measure of performance. We define adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses).

AFFO Yield

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

96 Brookfield Infrastructure

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

        Invested capital is defined as partnership capital adding back the following items: non-cash statement of operating results items net of maintenance capital expenditures as well as accumulated other comprehensive income as reconciled above. Reconciling items are presented based on Brookfield Infrastructure's proportionate share of results in operations accounted for using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. As a result, non-cash statement of operating results will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure.

        The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of December 31, 2012:

MILLIONS	Utilities	Transport	Energy	Timber	Other	Total
Partnership capital	$2,218	$2,335	$938	$602	$(1,069)	$5,024
Cumulative differences and other adjustments(1)	231	(91)	(177)	(180)	26	(191)
Maintenance capital expenditures	(25)	(45)	(37)	(2)	—	(109)
Non-cash statement of operating results items	197	135	76	(24)	(28)	356
Accumulated other comprehensive income	(517)	(628)	56	21	163	(905)

Invested capital	$2,104	$1,706	$856	$417	$(908)	$4,175

Weighted average invested capital	$1,626	$1,252	$669	$469	$(169)	$3,847

(1)
Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

Brookfield Infrastructure 97

        The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of December 31, 2011:

MILLIONS	Utilities	Transport	Energy	Timber	Other	Total
Partnership capital	$1,324	$1,619	$595	$648	$20	$4,206
Cumulative differences and other adjustments(1)	143	(112)	(211)	(119)	(5)	(304)
Maintenance capital expenditures	(24)	(36)	(29)	(3)	—	(92)
Non-cash statement of operating results items	112	57	63	(58)	31	205
Accumulated other comprehensive income	(155)	(365)	112	—	21	(387)

Invested capital	$1,400	$1,163	$530	$468	$67	$3,628

Weighted average invested capital	$1,337	$869	$515	$475	$(152)	$3,044

(1)
Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

        The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital, as of December 31, 2010:

MILLIONS	Utilities	Transport	Energy	Timber	Other	Total
Partnership capital	$1,227	$884	$720	$602	$(62)	$3,371
Cumulative differences and other adjustments(1)	56	(107)	(227)	(103)	358	(23)
Maintenance capital expenditures	(13)	(21)	(12)	(3)	—	(49)
Non-cash statement of operating results items	99	16	28	(13)	(363)	(233)
Accumulated other comprehensive income	(71)	(26)	(20)	(5)	(51)	(173)

Invested capital	$1,298	$746	$489	$478	$(118)	$2,893

Weighted average invested capital	$845	$295	$263	$473	$(60)	$1,816

(1)
Cumulative differences are comprised of total cumulative maintenance capital expenditures, non-cash statement of operating results items and other adjustments since capital was invested.

Operating Segments

        Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure's proportionate share of results in operations accounted for using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on our partnership's overall performance. As a result, segment depreciation and amortization, deferred taxes, fair value adjustments, revaluation gains and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

        The following tables present each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method whereby our partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line

98 Brookfield Infrastructure

basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See "—Discussion of Segment Reconciling Items" for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6
For the year ended December 31, 2012 in US$ millions
	Utilities	Transport	Energy	Timber	Other	Total
Revenues	$774	$738	$316	$143	$—	$1,971	$(726)	$759	$2,004
Costs attributed to revenues	(305)	(463)	(172)	(95)	—	(1,035)	403	(462)	(1,094)
General and administrative costs	—	—	—	—	(95)	(95)	—	—	(95)

Adjusted EBITDA	469	275	144	48	(95)	841	(323)	297
Other income	8	6	2	3	11	30	(4)	—	26
Interest expense	(167)	(106)	(70)	(28)	(22)	(393)	138	(152)	(407)
Cash taxes	(2)	(7)	—	(1)	(6)	(16)	7	(7)	(16)

FFO	308	168	76	22	(112)	462	(182)	138
Depreciation and amortization	(123)	(118)	(59)	—	—	(300)	122	(54)	(232)
Deferred taxes	11	(2)	31	(34)	31	37	(31)	(36)	(30)
Fair value gains and other items	—	—	—	—	8	8	—	—	8
Fair value adjustments	—	—	—	63	—	63	—	137	200
Other expenses	(85)	(15)	(48)	(5)	(11)	(164)	90	—	(74)
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(185)	(185)

Net income attributable to partnership	$111	$33	$—	$46	$(84)	$106	$—	$—	$106

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6
For the year ended December 31, 2011 in US$ millions
	Utilities	Transport	Energy	Timber	Other	Total
Revenues	$644	$640	$311	$155	$—	$1,750	$(694)	$580	$1,636
Costs attributed to revenues	(226)	(460)	(168)	(95)	—	(949)	403	(353)	(899)
General and administrative costs	—	—	—	—	(61)	(61)	—	—	(61)

Adjusted EBITDA	418	180	143	60	(61)	740	(291)	227
Other income	6	4	—	2	7	19	(3)	7	23
Interest expense	(149)	(83)	(73)	(28)	(25)	(358)	128	(105)	(335)
Cash taxes	—	(4)	—	(1)	(4)	(9)	5	—	(4)

FFO	275	97	70	33	(83)	392	(161)	129
Depreciation and amortization	(91)	(58)	(54)	—	—	(203)	96	(20)	(127)
Deferred taxes	(11)	(15)	16	(42)	(21)	(73)	(2)	(79)	(154)
Fair value adjustments	45	6	—	93	—	144	(45)	257	356
Other expenses	(55)	(6)	(9)	7	(10)	(73)	36	(34)	(71)
Share of earnings from associates	—	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(253)	(253)

Net income attributable to partnership	$163	$24	$23	$91	$(114)	$187	$—	$—	$187

Brookfield Infrastructure 99

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6
For the year ended December 31, 2010 in US$ millions
	Utilities	Transport	Energy	Timber	Other	Total
Revenues	$331	$402	$146	$106	$—	$985	$(685)	$334	$634
Costs attributed to revenues	(104)	(303)	(76)	(70)	—	(553)	372	(232)	(413)
General and administrative costs	—	—	—	—	(42)	(42)	—	7	(35)

Adjusted EBITDA	227	99	70	36	(42)	390	(313)	109
Other income	—	2	—	3	5	10	(2)	(8)	—
Interest expense	(81)	(46)	(33)	(28)	(11)	(199)	125	(70)	(144)
Cash taxes	(2)	(4)	3	—	(1)	(4)	5	(7)	(6)

FFO	144	51	40	11	(49)	197	(185)	24
Depreciation and amortization	(60)	(51)	(21)	—	—	(132)	110	(7)	(29)
Deferred taxes	(15)	30	(9)	5	(22)	(11)	6	26	21
Fair value adjustments	—	—	—	10	—	10	—	2	12
Fair value gains and other	—	—	—	—	396	396	—	—	396
Other expenses	(24)	6	1	(2)	(11)	(30)	17	(2)	(15)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(43)	(43)

Net income attributable to partnership	$45	$36	$11	$24	$314	$430	$—	$—	$430

        The following tables provide each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure's proportionate assets to total assets presented on our partnership's consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-5
									Working capital adjustment
As at December 31, 2012 in US$ millions	Utilities	Transport	Energy	Timber	Other	Total
Total assets	$5,525	$4,412	$1,849	$1,017	$(122)	$12,681	$(2,072)	$6,530	$2,579	$19,718

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-5
									Working capital adjustment
As at December 31, 2011 in US$ millions	Utilities	Transport	Energy	Timber	Other	Total
Total assets	$3,787	$2,736	$1,613	$1,112	$55	$9,303	$(2,000)	$4,228	$1,738	$13,269

100 Brookfield Infrastructure

Discussion of Segment Reconciling Items

        For Adjusted EBITDA, FFO and net income attributable to our partnership, the following tables detail by segment the reconciliation of Brookfield Infrastructure's proportionate results to its consolidated IFRS financial statements and provide a discussion of its material changes, where applicable.

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Utilities
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$146	$130	$183
Attribution to non-controlling interest	(150)	(75)	(5)

Adjusted EBITDA	(4)	55	178
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$(42)	$(38)	$(64)
Attribution to non-controlling interest	54	33	3

FFO	8	50	117
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$(104)	$(92)	$(119)
Attribution to non-controlling interest	96	42	2

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from investment in associates increased compared to 2011, primarily as a result of an increase in our ownership interest in our Chilean electricity transmission system in the fourth quarter of 2012. Contributions from investment in associates decreased compared to 2010, primarily as a result of the acquisition of control of our regulated terminal and European regulated distribution business in December 2010, as part of the Prime merger partially offset by an increase in our ownership interest in our Chilean electricity system in the fourth quarter of 2012.

        Attribution to non-controlling interest increased significantly in 2012 compared to 2011, primarily as a result of the acquisition of our Colombian distribution operations in January 2012, in which non-controlling shareholders hold an 83% economic interest. Attribution to non-controlling interests increased significantly versus 2010, due to aforementioned acquisition of our Colombian distribution operations, as well as the acquisition of a control of our regulated terminal and European regulated distribution operations in December 2010, as part of the Prime merger.

Brookfield Infrastructure 101

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Transport
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$61	$41	$62
Attribution to non-controlling interest	(34)	(29)	(27)

Adjusted EBITDA	27	12	35
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$(37)	$(24)	$(30)
Attribution to non-controlling interest	15	12	12

FFO	5	—	17
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$(23)	$(17)	$(32)
Attribution to non-controlling interest	18	17	15

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from investment in associates increased in 2012, versus 2011, primarily as a result of the contribution from our Toll road investments. Contributions from investment in associates were largely consistent with 2010, as the aforementioned toll road investments were offset by the acquisition of control of our Australian railroad businesses in December 2010, as part of the Prime merger.

        Attribution to non-controlling interest was largely consistent with 2011 and 2010 as we have maintained relatively consistent ownership interests in the transport businesses that we consolidate.

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Energy
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$116	$120	$70
Attribution to non-controlling interest	(9)	—	—

Adjusted EBITDA	107	120	70
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$(64)	$(67)	$(29)
Attribution to non-controlling interest	1	—	—

FFO	44	53	41
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$(52)	$(53)	$(41)
Attribution to non-controlling interest	8	—	—

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

102 Brookfield Infrastructure

        Contributions from investment in associates for 2012 were largely consistent with prior year as we maintained consistent ownership in the energy businesses that we account for using the equity method. Contributions from investment in associates increased by $46 million compared to 2010, due primarily to an increase in the ownership interest of our North American natural gas transmission business, following the Prime merger in December 2010.

        Attribution to non-controlling interest increased in 2012 compared to 2011 and 2010 due to the acquisition of interests in our natural gas storage and district energy business during the current year.

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Timber
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$—	$—	$—
Attribution to non-controlling interest	(105)	(123)	(77)

Adjusted EBITDA	(105)	(123)	(77)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$—	$—	$—
Attribution to non-controlling interest	57	53	58

FFO	(48)	(70)	(19)
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$—	$—	$—
Attribution to non-controlling interest	48	70	19

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Attribution to non-controlling interest in 2012 decreased compared to 2011 due to softer results as our average realized price and sales volume decreased over the period. Attribution to non-controlling interest increased versus 2010 due primarily to improved performance due to higher average timber prices and sales volumes that rose by 30%.

Brookfield Infrastructure 103

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Other
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$—	$—	$—
Attribution to non-controlling interest	—	—	—

Adjusted EBITDA	—	—	—
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$1	$(1)	$—
Attribution to non-controlling interest	—	—	—

FFO	1	(1)	—
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$(1)	$1	$—
Attribution to non-controlling interest	—	—	—

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$323	$291	$313
Attribution to non-controlling interest	(297)	(227)	(109)

Adjusted EBITDA	26	64	204
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	$(141)	$(130)	$(128)
Attribution to non-controlling interest	159	98	85

FFO	44	32	161
Adjustments to items comprising net income attributable to Partnership(3)
Contributions from investment in associates	$(182)	$(161)	$(185)
Attribution to non-controlling interest	138	129	24

Net income attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, Interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

104 Brookfield Infrastructure

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

        The following table presents certain information concerning the current board of directors of our Managing General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Bathurst, Canada	66	Chair	Director
Jeffrey Blidner Toronto, Canada	65	Director	Senior Managing Partner of Brookfield Asset Management
John Fees(3) Lynchburg, Virginia	55	Director	Chairman of The Babcock & Wilcox Company
David Hamill(2,4) Ipswich, Qld, Australia	55	Director	Director
Arthur Jacobson, Jr.(2) Mamaroneck, New York	50	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
Don Mackenzie(3) Pembroke, Bermuda	52	Director	Chairman and Owner of New Venture Holdings
Rafael Miranda Robredo(2) Madrid, Spain	63	Director	Director
Anne Schaumburg(4) Short Hills, New Jersey	63	Director	Director
Danesh Varma(3,4) Kingston-Upon-Thames, England	63	Director	Chief Financial Officer, Labrador Iron Mines Limited, a mining company

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

Brookfield Infrastructure 105

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

        Jeffrey Blidner.    Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Jeff's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeff received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        John Fees.    John joined as a director of our Managing General Partner on April 22, 2013. He is the Chairman of The Babcock & Wilcox Company, having assumed this role after completing the spin-off of The Babcock & Wilcox Company to McDermott International shareholders. John is a 30 year veteran of McDermott International, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.

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

        Arthur Jacobson, Jr.    Arthur has served as a director of our Managing General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was a partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

        Don Mackenzie.    Don joined as a director of our Managing General Partner on April 22, 2013. He is the Chairman and Owner of New Venture Holdings, a well established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

        Rafael Miranda Robredo.    Rafael joined as a director of our Managing General Partner on April 22, 2013. He is the Chairman of the Endesa Foundation, Honorary Chairman of Eurelectric, the European Electricity Association, Chairman of the Social Council of Burgos and, until April 2013, a board member of Enersis, the company which manages all of Endesa's investments in Latin America. He joined Endesa, Spain's largest electric company in 1987 as managing director, and served as the

106 Brookfield Infrastructure

company's CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University, and a Masters degree in Management Science from the Industrial Organization E.O.I.

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

        Danesh Varma.    Danesh has served as a director of our Managing General Partner since June 15, 2007. He is the Chief Financial Officer, Feronia Inc., Minco plc., Xterra Inc. and Conquest Resources Limited. He joined Minco plc and Conquest Resources Limited in 2006, Xterra Inc. in 2008 and Feronia Inc. in 2011. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

Additional Information About Directors and Officers

        Until February 2011, CEO of the Manager, Mr. Sam Pollock was a director of Fraser Papers Inc. ("Fraser Papers") an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act ("CCAA") in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers' creditors, which was completed in May 2011.

        Director of our Managing General Partner, Mr. Danesh Varma has acted as a director of various corporations in several jurisdictions around the world. He was a director and officer of American Resource Corporation Limited when it became subject to a cease trade order by the Ontario Securities Commission in June 2004 for failure to file its audited annual financial statements for the year ended December 31, 2003 and the first quarter interim unaudited financial statements for the period ended March 31, 2004. The cease trade order was lifted in June 2008.

Our Management

        Our Managing General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Manager's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 24,000 operating employees and over 600 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Manager as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Manager
Jeffrey Blidner	65	37	12	Chair
Samuel Pollock	46	24	19	Chief Executive Officer
John Stinebaugh	46	24	8	Chief Financial Officer

Brookfield Infrastructure 107

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, transport, energy and timber operations. Set forth below is biographical information for Messrs. Pollock, and Stinebaugh, however, for biographical information regarding Mr. Blidner see Item 6.A "Directors and Senior Management—Board of Directors of our Managing General Partner":

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

        John Stinebaugh.    John is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Manager. In his capacity of Chief Financial Officer of the Manager, John is responsible for the Infrastructure Group's financial reporting, risk management, corporate finance and overall funding activities of the organization. John is also very involved in the group's utility infrastructure business and runs the group's operations in the Americas. Prior to joining Brookfield, John was with Credit Suisse Securities (U.S.A.) LLC where he was responsible for mergers and acquisitions and leveraged financings in the energy group. John graduated with a degree in economics from Harvard University and received his Chartered Financial Analyst designation in 1995.

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

108 Brookfield Infrastructure

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

Brookfield Infrastructure 109

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

        The table below sets forth the management fees for the years ended December 31, 2012, 2011 and 2010, respectively.

	Year ended December 31
MILLIONS	2012	2011	2010
Base Management Fee	$86	$53	$28

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

110 Brookfield Infrastructure

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

        The Service Recipients have no right to terminate for any other reason, including if the Manager or Brookfield experiences a change of control. Our Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our Managing General Partner's independent directors.

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

Brookfield Infrastructure 111

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

6.B    COMPENSATION

        During the year ended December 31, 2012, our Managing General Partner paid each of its directors $60,000 per year for serving on its board of directors and various board committees. Our Managing General Partner during the year ended December 31, 2012 paid the chairperson of the board of directors $110,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2012 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson's total remuneration for the 2012 fiscal year $80,000.

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

112 Brookfield Infrastructure

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

Size, Independence and Composition of the Board of Directors

        Our Managing General Partner's board of directors is currently set at nine directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our Managing General Partner's shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

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

Brookfield Infrastructure 113

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

114 Brookfield Infrastructure

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

Nominating and Governance Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of independent directors and not more than 50% of the nominating and corporate governance committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Compensation Committee

        Our Managing General Partner's board of directors is required to establish and maintain at all times a compensation committee that operates pursuant to a written charter. The compensation committee is required to consist of a majority of independent directors. Not more than 50% of the compensation committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Brookfield Infrastructure 115

        The compensation committee is responsible for reviewing and making recommendations to the board of directors of our Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The compensation committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

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

116 Brookfield Infrastructure

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

Governance of Brookfield Infrastructure

        The board of directors of the Infrastructure General Partner is identical to the board of directors of our Managing General Partner and has substantially similar governance arrangements as our partnership. However, the Infrastructure General Partner's By-laws allow for alternate directors and do not require that the board of directors establish and maintain committees. A director of the Infrastructure General Partner may by written notice to the secretary of the Infrastructure General Partner appoint any person, including another director, who meets any minimum standards that are required by applicable law to serve as an alternate director to attend and vote in the director's place at any meeting of the Infrastructure General Partner's board of directors at which the director is not personally present and to perform any duties and functions and exercise any rights that the director could perform or exercise personally. Any alternate director appointed may not be a resident of a jurisdiction if such residency would cause more than 50% of the directors (as a group) or the independent directors (as a group) to consist of directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Brookfield Infrastructure 117

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2012.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	56.2 million	(3)	28.0%	(3)
Partners Limited	58.5 million	(4)	29.1%	(4)
Morgan Stanley Investment Management Inc.	13.7 million	(5)	9.6%
GCIC Ltd	8.2 million	(6)	5.7%

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

(2)
Except as set forth in footnotes (3) and (4) below, the percentages shown are based on 143,567,955 units outstanding as of December 31, 2012.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 56,186,011 of our units that it holds through wholly-owned subsidiaries, constituting approximately 28% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 48,930 of our units beneficially held by Brookfield Asset Management.

(4)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of BAM Investments Corp.'s common shares. Partners Limited may be deemed to be the beneficial owner of 58,404,660 of our units, constituting approximately 29.1% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 2,218,649 of our units beneficially held by BAM Investments Corp. and 48,930 of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and BAM Investments Corp.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 20,295 of our units with respect to which it has sole voting and investment power.

(5)
Based on a Schedule 13F filed by Morgan Stanley with the SEC showing that it held 13,744,881 units as of December 31, 2012 and other information available to our partnership.

(6)
Based on a Schedule 13F filed by GCIC Ltd with the SEC showing that it held 8,163,969 units on December 31, 2012.

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

        On January 19, 2010, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 5,057,100, or 8.01%, of our units. On January 12, 2011, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 4,790,825, or 4.24%, of our units. On November 8, 2011, TD Asset Management Inc. filed a Schedule 13G with the SEC reflecting beneficial ownership of 7,266,993, or 5.49%, of our units. On March 23, 2012, TD Asset Management Inc. filed an amendment to its Schedule 13G with the SEC reflecting beneficial ownership of 7,918,919, or 5.98%, of our units. On August 10, 2012, TD Asset Management Inc. filed an amendment to its Schedule 13G with the SEC reflecting beneficial ownership of 6,690,142, or 4.71%, of our units.

118 Brookfield Infrastructure

        On February 16, 2010, FMR LLC and Mr. Edward C. Johnson 3d jointly filed a Schedule 13G with the SEC reflecting beneficial ownership of 2,064,000, or 9.179%, of our units. On April 12, 2010, the foregoing reporting persons filed an amendment to their Schedule 13G with the SEC reflecting beneficial ownership of 2,475,136, or 3.919%, of our units. On February 14, 2012, the foregoing reporting persons filed a Schedule 13G with the SEC reflecting beneficial ownership of 7,292,206, or 5.51%, of our units. On February 14, 2012, the foregoing reporting persons filed an amendment to their Schedule 13G with the SEC reflecting beneficial ownership of 5,823,108, or 4.05% of our units.

        Our major unitholders have the same voting rights as all other holders of our units.

        As of April 26, 2013, 197,386 of our outstanding units were held by 1,102 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of April 26, 2013, DTC was the holder of record of 140,580,722 units.

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

Brookfield Infrastructure 119

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

        Since Brookfield has large, well established operations in real estate, timberlands and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield's timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield has also appointed an affiliate as its primary vehicle through which Brookfield will acquire renewable power assets on a global basis. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield's commitments to provide us with acquisition opportunities, as described above.

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

120 Brookfield Infrastructure

amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

Voting Agreements

        Our partnership and Brookfield have entered into voting agreements ("Voting Agreements") that permit (i) our partnership, through our Managing General Partner, to direct all eligible votes in the election of the directors of the Infrastructure General Partner, through which our partnership participates in the management and activities of the Holding LP and the Holding Entities, and (ii) our partnership or our partnership's designated affiliates to direct all eligible votes in the election of directors of the following entities, which control entities in which we have an interest:

  •
  Global Timber Investment GP, LLC, which controls Longview;

  •
  Island Timberlands GP Ltd., which controls Island Timberlands;

  •
  Brookfield Ports (UK) Limited, which controls PD Ports;

  •
  Brookfield Global (Sub) GP Limited, which controls DBCT;

  •
  BAIF CSC AIV Holdings LLC, which controls Cross-Sound Cable ("CSC");

  •
  Empresa de Energia de Boyacá SA ("EBSA") and BCIF Holdings Colombia I S.A.S., which controls our Colombian distribution business;

  •
  1870448 Ontario Inc, which controls Warwick Storage L.P.;

  •
  Brookfield Americas Infrastructure Holdings I Limited which controls Autopista Vespuccio Norte; and

  •
  2343240 Ontario Inc, which controls Enwave.

        Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the above noted entities will be voted in favor of the election of directors, or managers, as applicable, approved by our partnership or our partnership's designated affiliates, as applicable. For these purposes, our partnership or our partnership's designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our partnership or our partnership's designated affiliates, as applicable, in their discretion.

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

Brookfield Infrastructure 121

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

        In addition, pursuant to the Voting Agreement in respect of the Infrastructure General Partner, Brookfield has agreed that it will not exercise its right under the limited partnership agreements for certain entities (including the Infrastructure GP LP) to remove the general partner of such entities except with the prior consent of our partnership.

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

Preferred Shares

        Brookfield has provided an aggregate of $20 million of working capital to certain of our Holding Entities through a subscription for preferred shares of such Holding Entities. The preferred shares are

122 Brookfield Infrastructure

entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

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

Brookfield Infrastructure 123

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

        Distributions due to plan participants will be paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases will be made from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by our partnership ("Market Price").

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

124 Brookfield Infrastructure

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

        Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than 5 business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership will be able to amend, modify, suspend or terminate our distribution reinvestment plan, at any time, but such actions will have no retroactive effect that would prejudice a participant's interest. The plan agent will notify participants in writing of any amendments or modifications to our distribution reinvestment plan that in our partnership's opinion may materially prejudice participants.

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

Brookfield Infrastructure 125

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

126 Brookfield Infrastructure

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

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, our limited partnership agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.6% indirect interest in our partnership held by Brookfield.

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

Brookfield Infrastructure 127

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

        Our limited partnership agreement and the Holding LP's limited partnership agreement contain various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when conflicts of interest arise. Specifically, the limited partnership agreements of our partnership and the Holding LP state that no breach of such limited partnership agreements or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our Managing General Partner and/or the Infrastructure General Partner, as applicable. In addition, when resolving conflicts of interest, the limited partnership agreements do not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner and the Infrastructure General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our Managing General Partner and/or the Infrastructure GP LP, as applicable, to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership and/or the Holding LP, as applicable.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts policy.

        In addition, the Bermuda Limited Partnership Act of 1883, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our Managing General Partner and the Infrastructure GP LP owe any such fiduciary duties to our

128 Brookfield Infrastructure

partnership and our unitholders, these duties have been modified pursuant to our limited partnership agreement and the Holding LP's limited partnership agreement as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        In addition, the limited partnership agreements provide that our Managing General Partner, the Infrastructure GP LP and their affiliates do not have any obligation under the limited partnership agreements of our partnership or the Holding LP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our Managing General Partner and the Infrastructure GP LP to engage in activities that may compete with us or our activities. Additionally, any failure by our Managing General Partner or the Infrastructure GP LP to consent to any merger, consolidation or combination will not result in a breach of the limited partnership agreements or any other provision of law. The limited partnership agreements each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.

        These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our partnership or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner and the Infrastructure General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield—Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders".

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

Brookfield Infrastructure 129

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the periods indicated since the date of listing on January 31, 2008:

	High	Low
Year Ended December 31, 2008	$21.60	$9.47
Year Ended December 31, 2009	$18.64	$7.15
Year Ended December 31, 2010	$23.34	$14.95
Year Ended December 31, 2011	$27.86	$21.08
Year Ended December 31, 2012	$36.70	$27.98

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2011 to March 31, 2011	$23.79	$20.80
April 1, 2011 to June 30, 2011	$25.17	$22.55
July 1, 2011 to September 30, 2011	$27.58	$23.68
October 1, 2011 to December 31, 2011	$27.86	$23.00
January 1, 2012 to March 31, 2012	$31.63	$27.98
April 1, 2012 to June 30, 2012	$33.57	$29.66
July 1, 2012 to September 30, 2012	$36.70	$32.49
October 1, 2012 to December 31, 2012	$35.45	$32.95
January 1, 2013 to March 31, 2013	$40.40	$35.85

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
October 1, 2012 to October 31, 2012	$35.45	$33.88
November 1, 2012 to November 30, 2012	$34.40	$32.95
December 1, 2012 to December 31, 2012	$35.25	$33.23
January 1, 2013 to January 31, 2013	$37.73	$35.85
February 1, 2013 to February 29, 2013	$39.70	$37.32
March 1, 2013 to March 31, 2013	$40.40	$37.37

        The following table sets forth the annual high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to December 31, 2010	$23.31	$15.94
January 1, 2011 to December 31, 2011	$28.35	$19.68
January 1, 2012 to December 31, 2012	$36.27	$28.13

130 Brookfield Infrastructure

        The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars:

	High	Low
January 1, 2011 to March 31, 2011	$27.28	$23.45
April 1, 2011 to June 30, 2011	$28.35	$24.00
July 1, 2011 to September 30, 2011	$18.80	$17.00
October 1, 2011to December 31, 2011	$18.60	$15.94
January 1, 2012 to March 31, 2012	$31.51	$28.13
April 1, 2012 to June 30, 2010	$34.33	$29.78
July 1, 2010 to September 30, 2012	$36.27	$33.23
October 1, 2012 to December 31, 2012	$34.90	$32.86
January 1, 2013 to March 31, 2013	$41.25	$35.33

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
October 1, 2012 to October 31, 2012	$34.90	$33.47
November 1, 2012 to November 30, 2012	$34.29	$32.86
December 1, 2012 to December 31, 2012	$34.87	$32.86
January 1, 2013 to January 31, 2013	$37.85	$35.33
February 1, 2013 to February 29, 2013	$40.82	$37.28
March 1, 2013 to March 31, 2013	$41.25	$38.29

        Our units do not have a par value.

9.B    PLAN OF DISTRIBUTION

        Not applicable.

9.C    MARKET

        Our units are listed on the NYSE under the symbol "BIP" and on the TSX under the symbol "BIP.UN".

9.D    SELLING SHAREHOLDERS

        Not applicable.

9.E    DILUTION

        Not applicable.

9.F    EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    SHARE CAPITAL

        Not applicable.

Brookfield Infrastructure 131

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our units and our limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the limited partnership agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com and will be made available to our holders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

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

Nature and Purpose

        Under section 2.2 of our limited partnership agreement, the purpose of our partnership is to: acquire and hold interests in the Holding LP and, subject to the approval of our Managing General Partner, any other subsidiary of our partnership; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883 and our limited partnership agreement.

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

132 Brookfield Infrastructure

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

Capital Contributions

        Brookfield and our Managing General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin-off.

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

Brookfield Infrastructure 133

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

134 Brookfield Infrastructure

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

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our Managing General Partner or any of its affiliates without the consent of our Managing General Partner, which may be given or withheld in its sole discretion.

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

No Limited Partner Approval

        Subject to applicable law, our Managing General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of our partnership, the location of our partnership's registered office, or our partnership's registered agent;

  •
  the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

  •
  a change that our Managing General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership's qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

Brookfield Infrastructure 135

  •
  an amendment that our Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our Managing General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

  •
  an amendment that our Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  •
  any amendment expressly permitted in our limited partnership agreement to be made by our Managing General Partner acting alone;

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our limited partnership agreement;

  •
  any amendment that in the sole discretion of our Managing General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

  •
  a change in our partnership's fiscal year and related changes; or

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, our Managing General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our Managing General Partner:

  •
  do not adversely affect our partnership's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

  •
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement; or

  •
  are required to effect the intent expressed in this annual report on Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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

136 Brookfield Infrastructure

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

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our Managing General Partner, with the special approval of a majority of its independent directors, that in

Brookfield Infrastructure 137

its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our Managing General Partner, if our partnership, as determined by our Managing General Partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions.

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

138 Brookfield Infrastructure

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

Brookfield Infrastructure 139

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

Indemnification; Limitations on Liability

        Under our limited partnership agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, the Manager and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties,

140 Brookfield Infrastructure

interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. Our limited partnership agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Pursuant to an amendment to our limited partnership agreement dated February 5, 2010, our partnership is required to prepare financial statements in accordance with IFRS. This change was made in light of Holding LP's investments in Prime, DBCT and PD Ports which use IFRS as their primary basis of accounting. Brookfield Infrastructure has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS, Brookfield Infrastructure prepared its financial statements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). As stated in note 3, Brookfield Infrastructure's first annual consolidated financial statements prepared in accordance with IFRS were as at and for the year ended December 31, 2010. Brookfield Infrastructure's transition date was January 1, 2009 ("transition date") and Brookfield Infrastructure has prepared its opening IFRS Statement of Financial Position as at that date.

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

Brookfield Infrastructure 141

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

142 Brookfield Infrastructure

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

Brookfield Infrastructure 143

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

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.1% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP's units redeemed (including the approximately 1.6% of the issued and outstanding units that Brookfield currently also owns). Brookfield's total percentage interest in our partnership would be increased if it participates in the Holding LP's distribution reinvestment plan.

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

144 Brookfield Infrastructure

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

        Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure's expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.375		$1.500
First distribution threshold		$0.305		1.220
Total units of Holding LP	201

Total first distribution			$61		$245

Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Holding LP	201
Second distribution to partners			$5		$20
15% incentive distribution to general partner			1		4

Total second distribution			$6		$24

Distribution in excess of second distribution threshold		$0.045		$0.180
Total units Holding LP	201
Third distribution to partners			$9		$36
25% incentive distribution to general partner			3		12

Total third distribution			$12		$48

Total distributions to partners (including incentive distributions)			$79		$317

Total incentive distributions to general partner			$4		$16

        The table below sets forth the incentive distributions for the years ended December 31, 2012, 2011 and 2010 paid to the general partner.

	Year ended December 31
MILLIONS	2012	2011	2010
Incentive Distributions	$16	$4	$—

Brookfield Infrastructure 145

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

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently—issued partnership interests of the Holding LP.

146 Brookfield Infrastructure

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

Brookfield Infrastructure 147

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to the Infrastructure GP LP or any of its affiliates without the consent of the Infrastructure GP LP which may be given or withheld in its sole discretion.

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

No Limited Partner Approval

        Subject to applicable law, the Infrastructure GP LP may generally make amendments to the Holding LP's limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of the partnership, the location of the partnership's registered office or the partnership's registered agent;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;

  •
  a change that its general partner determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  •
  an amendment that its general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  •
  an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

  •
  an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  •
  any amendment expressly permitted in the Holding LP's limited partnership agreement to be made by its general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP's limited partnership agreement;

  •
  any amendment that in the sole discretion of the Infrastructure GP LP is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP's limited partnership agreement;

  •
  a change in its fiscal year and related changes;

148 Brookfield Infrastructure

  •
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners' interests in the Holding LP, or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the limited partnership agreement of the Holding LP; and

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, amendments to the Holding LP's limited partnership agreement may be made by its general partner without the approval of any limited partner if those amendments, in the discretion of the general partner:

  •
  do not adversely affect the Holding LP's limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

  •
  are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units under the provisions of the Holding LP's limited partnership agreement; or

  •
  are required to effect the intent expressed in this annual report on Form 20-F or the intent of the provisions of the Holding LP's limited partnership agreement or are otherwise contemplated by the Holding LP's limited partnership agreement.

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

Brookfield Infrastructure 149

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

150 Brookfield Infrastructure

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

Brookfield Infrastructure 151

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

Account Reports

        Pursuant to an amendment to the Holding LP's limited partnership agreement, the Infrastructure GP LP was required to prepare financial statements in accordance with IFRS. This amendment was made in conjunction with our partnership's amendment of its limited partnership agreement and subsequent adoption of IFRS as at and for the quarter ended March 31, 2010. See also the information contained in this annual report on Form 20-F under Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information".

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

152 Brookfield Infrastructure

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

10.C    MATERIAL CONTRACTS

        There have been no material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years.

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

Brookfield Infrastructure 153

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended ("U.S. Internal Revenue Code") on the regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of one or more of our units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

        If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our units should consult an independent tax adviser.

        This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any tax consequences under the laws of any other taxing jurisdiction.

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

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Our partnership will be publicly traded. However, an exception, referred to as the "Qualifying

154 Brookfield Infrastructure

Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        Our Managing General Partner and the Infrastructure General Partner intend to manage the affairs of our partnership and the Holding LP, respectively, so that our partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, our Managing General Partner believes that our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

        If our partnership fails to meet the Qualifying Income Exception, other than a failure which is determined by the U.S. Internal Revenue Service ("IRS") to be inadvertent and which is cured within a reasonable time after discovery, or if our partnership is required to register under the Investment Company Act, our partnership will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our partnership fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation likely would result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our partnership were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our partnership would be treated as a corporation for U.S. federal income tax purposes.

        If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership's items of income, gain, loss, deduction, or credit would be reflected only on our partnership's tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to

Brookfield Infrastructure 155

corporate status, the value of our partnership's U.S. assets were to equal or exceed 60% of the value of our partnership's total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner and the Infrastructure General Partner believe that our partnership's U.S. assets currently do not equal or exceed such thresholds, but no assurance can be provided that such thresholds will not be exceeded in the future.

        Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

        The remainder of this summary assumes that our partnership and the Holding LP will be treated as partnerships for U.S. federal tax purposes. Our partnership expects that a substantial portion of the items of income, gain, deduction, loss, or credit realized by our partnership will be realized in the first instance by the Holding LP and allocated to our partnership for reallocation to our unitholders. Unless otherwise specified, references in this section to realization of our partnership's items of income, gain, loss, deduction, or credit include a realization of such items by the Holding LP and the allocation of such items to our partnership.

Proposed Legislation

        Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to our partnership or to the Holding LP, could have had adverse consequences, including (i) the recharacterization of capital gain income as "ordinary income", (ii) the potential reclassification of qualified dividend income as "ordinary income" subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of our partnership to meet the "qualifying income" exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, similar legislation was introduced in both the U.S. House of Representatives and the U.S. Senate in February 2013.

        The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2014, the Obama administration proposed that the current law governing the treatment of carried interest be changed to subject such income to ordinary income tax. The Obama administration's published revenue proposals for previous years contained similar proposals.

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

Consequences to U.S. Holders

Holding of Our Units

        Income and Loss.    If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our partnership's items of income, gain, loss, deduction, and credit for

156 Brookfield Infrastructure

each of our partnership's taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our partnership. Our partnership intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our partnership's net income or gain. However, based upon your particular tax situation and simplifying assumptions that our partnership will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see "—Tax Rates" below). U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult an independent tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our partnership's items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our partnership. Similarly, our partnership's allocable share of items of income, gain, loss, deduction, or credit of the Holding LP will be governed by the limited partnership agreement of the Holding LP if such allocations have "substantial economic effect" or are determined to be in accordance with our partnership's interest in the Holding LP. Our Managing General Partner and the Infrastructure General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and our Managing General Partner and the Infrastructure General Partner intend to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our limited partnership agreement or the limited partnership agreement of the Holding LP, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

        Basis.    You will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our partnership's liabilities, if any. That basis will be increased by your share of our partnership's income and by increases in your share of our partnership's liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership's losses, and by any decrease in your share of our partnership's liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or "unitary", tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.

Brookfield Infrastructure 157

        For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our partnership's liabilities generally will include our partnership's share of any liabilities of the Holding LP.

        Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our partnership's losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our partnership's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership's income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult an independent tax adviser as to the effects of the at-risk rules.

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

        Limitations on Interest Deductions.    Your share of our partnership's interest expense is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense generally is limited to the amount of such holder's "net investment income". Your share of our partnership's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership's interest expense.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. In addition, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual's itemized deductions. The operating expenses of our partnership, including our partnership's allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions

158 Brookfield Infrastructure

subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult an independent tax adviser regarding the application of these limitations.

Treatment of Distributions

        Distributions of cash by our partnership generally will not be taxable to you to the extent of your adjusted tax basis (described above) in our units. Any cash distributions in excess of your adjusted tax basis generally will be considered to be gain from the sale or exchange of our units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if your holding period for our units exceeds one year. A reduction in your allocable share of our liabilities, and certain distributions of marketable securities by our partnership, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of Our Units

        You will recognize gain or loss on the sale or taxable exchange of our units equal to the difference, if any, between the amount realized and your tax basis in our units sold or exchanged. Your amount realized will be measured by the sum of the cash or the fair market value of other property received plus your share of our partnership's liabilities, if any.

        Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our partnership's investment in any PFIC as a "qualified electing fund", gain attributable to such investment in a PFIC would be taxable in the manner described below in "—Passive Foreign Investment Companies". In addition, certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if our partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables". The deductibility of capital losses is subject to limitations.

        Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult an independent tax adviser regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Tax Rates

        Under recently enacted legislation, U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) such U.S. Holders' "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership's income, as well as gain realized by you from a sale of our units. Under recently proposed Treasury Regulations, special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership's interest in a PFIC. See "—Passive Foreign Investment Companies" below. You should consult an independent tax adviser regarding the implications of this recently enacted legislation and the recently proposed Treasury Regulations for your ownership and disposition of our units.

        For the 2012 taxable year, the highest marginal U.S. federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) were 35% and 15%, respectively. Under the American Taxpayer Relief Act of 2012, in taxable years beginning on or after January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income of individuals is 39.6%, and the

Brookfield Infrastructure 159

highest marginal federal income tax rate applicable to long-term capital gains of individuals is 20% (not including the 3.8% Medicare tax).

Foreign Tax Credit Limitations

        If you are a U.S. Holder, you generally will be entitled to a foreign tax credit with respect to your allocable share of creditable foreign taxes paid on our partnership's income and gains. Complex rules may, depending on your particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of our partnership's investments may be treated as U.S.-source gain. Consequently, you may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that our partnership incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

        Our partnership and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code ("Section 754 Election"). The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee's inside basis in our partnership's assets will be considered to have two components: (i) the transferee's share of our partnership's tax basis in our partnership's assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder's tax basis in its units were higher than such units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our partnership's assets for purposes of calculating, among other items, such holder's share of any gain or loss on a sale of our partnership's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder's tax basis in its units were lower than such units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favorably or adversely by the election.

        Whether or not the Section 754 Election is made, if our units are transferred at a time when our partnership has a "substantial built-in loss" in its assets, our partnership will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

        The calculations involved in the Section 754 Election are complex, and our Managing General Partner and the Infrastructure GP LP advise that each will make such calculations on the basis of assumptions as to the value of our partnership assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our partnership's Section 743(b) adjustments, a determination that our partnership's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce

160 Brookfield Infrastructure

or eliminate the disparity between tax basis and the value of our partnership's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership), through the application of certain tax accounting principles that our Managing General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

        Our partnership's functional currency is the U.S. dollar, and our partnership's income or loss is calculated in U.S. dollars. It is likely that our partnership will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is "passive income" or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of "passive income". There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation's income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

        Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our partnership, as well as income realized on certain "excess distributions" by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our partnership's holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime, we urge you to consider making the elections described below.

        If you were to elect to treat your share of our partnership's interest in a PFIC as a "qualified electing fund" ("QEF Election"), for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably

Brookfield Infrastructure 161

practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later.

        Once you have made a QEF Election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF Election is made (such as units acquired under the distribution reinvestment plan). If you were to make a QEF Election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF Election period, unless you were to make a "purging election". The purging election would create a deemed sale of your previously held share of our partnership's interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our partnership's interests in the PFIC. U.S. Holders should consult an independent tax adviser as to the manner in which such direct inclusions could affect their allocable share of our partnership's income and their tax basis in our units and the advisability of making a QEF Election or a purging election.

        Recently proposed Treasury Regulations contain special rules for applying the 3.8% Medicare tax to non-corporate U.S. Holders making QEF Elections. Although the regulations generally are proposed to become effective for taxable years beginning on or after January 1, 2014, you are permitted to rely on the proposed regulations for taxable years beginning on or after January 1, 2013. If you are a non-corporate U.S. Holder that has made a QEF Election with respect to our partnership's interest in a PFIC, and you include in income your share of the ordinary earnings and net capital gains of such PFIC, you may be required under the proposed regulations to make certain adjustments to your basis in our units for purposes of the 3.8% Medicare tax. These basis adjustments could differ from the basis adjustments required for U.S. federal income tax purposes generally. Moreover, you may be required to make certain adjustments to your "modified adjusted gross income" or adjusted gross income in the case of estates and trusts for purposes of the 3.8% Medicare tax. However, you generally would not be required to treat your share of the ordinary earnings and net capital gains of such PFIC as "net investment income" for purposes of the 3.8% Medicare tax. See "—Tax Rates" above. Instead, your net investment income for such purposes generally would include your share of distributions made by the PFIC out of previously taxed earnings and profits. Additional special rules under the proposed Treasury Regulations may apply to your disposition of our units. To mitigate the complexity of the foregoing rules, the proposed Treasury Regulations permit you to make a special election to forego adjustments to basis or gross income solely for purposes of the 3.8% Medicare tax. If you make the special election, you must treat your share of a PFIC's ordinary earnings and net capital gains as net investment income for purposes of the 3.8% Medicare tax. You should consult an independent tax adviser regarding the implications of this special election, as well as the other implications of the 3.8% Medicare tax and the recently proposed Treasury Regulations for your ownership and disposition of our units.

        In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to "mark to market" the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the current Holding Entities or operating entities are expected to be publicly traded, although our partnership may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any of the current Holding Entities or operating entities.

162 Brookfield Infrastructure

        Based on our organizational structure, as well as our expected income and assets, our Managing General Partner and the Infrastructure General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2013. However, our Managing General Partner and the Infrastructure General Partner believe that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

        Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF Election, a special election under the proposed Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election, with respect to any PFIC in which you are treated as owning an interest through our partnership.

Investment Structure

        To ensure that our partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, our partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of our Managing General Partner and the Infrastructure General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. "backup" withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below "Administrative Matters—Certain Effects of a Transfer of Units". You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

Brookfield Infrastructure 163

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

        Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership's allocation method complies with the requirements. If our partnership's convention were not permitted, the IRS might contend that our partnership's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. Our Managing General Partner is authorized to revise our partnership's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

Certain Reporting Requirements

        A U.S. Holder who invests more than $100,000 in our partnership may be required to file IRS Form 8865 reporting the investment with such U.S. Holder's U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's unrelated business taxable income ("UBTI"). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. Our Managing General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by

164 Brookfield Infrastructure

our partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and our Managing General Partner and the Infrastructure General Partner do not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in our units.

Investments by U.S. Mutual Funds

        A U.S. mutual fund that is treated as a regulated investment company ("RIC"), for U.S. federal income tax purposes is required, among other things, to meet an annual 90% gross income and a quarterly 50% asset value test under Section 851(b) of the U.S. Internal Revenue Code to maintain its favorable U.S. federal income tax status. The treatment of an investment by a RIC in our units for purposes of these tests will depend on whether our partnership is treated as a "qualified publicly traded partnership". If our partnership is so treated, then our units themselves are the relevant assets for purposes of the 50% asset value test, and the net income from our units is the relevant gross income for purposes of the 90% gross income test. If, however, our partnership is not so treated, then the relevant assets are the RIC's allocable share of the underlying assets held by our partnership, and the relevant gross income is the RIC's allocable share of the underlying gross income earned by our partnership. Whether our partnership will qualify as a qualified publicly traded partnership depends on the exact nature of its future investments, but our Managing General Partner believes it is likely that our partnership will not be treated as a qualified publicly traded partnership. RICs should consult an independent tax adviser regarding the U.S. tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

        Our Managing General Partner and the Infrastructure General Partner intend to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid the realization by our partnership and the Holding LP, respectively, of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Specifically, our partnership intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if our Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our partnership's interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

Brookfield Infrastructure 165

        However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our Managing General Partner's expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Finally, if our partnership were treated as engaged in a U.S. trade or business, a portion of any gain realized by a Non-U.S. Holder upon the sale or exchange of its units could be treated as income effectively connected with a U.S. trade or business and therefore subject to U.S. federal income tax at the regular graduated rates.

        In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the "portfolio interest" rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See "—Administrative Matters—Certain Effects of a Transfer of Units". You should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

        Special rules may apply in the case of a Non-U.S. Holder subject to special rules, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult an independent tax adviser regarding the application of these special rules.

166 Brookfield Infrastructure

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

Administrative Matters

Tax Matters Partner

        Our Managing General Partner will act as our partnership's "tax matters partner". As the tax matters partner, our Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership's items of income, gain, loss, deduction, or credit.

Information Returns

        We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our partnership's income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

        Our partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year's tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our partnership's tax returns, as well as those related to our partnership's tax returns.

Tax Shelter Regulations and Related Reporting Requirements

        If we were to engage in a "reportable transaction", we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or "transaction of interest", or that it produces certain kinds of losses in excess of $2 million (or, in the case of certain foreign currency transactions, losses in excess of $50,000). An investment in our partnership may be considered a "reportable transaction" if, for example, our partnership were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold

Brookfield Infrastructure 167

amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you might be subject to significant accuracy-related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. We do not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do we intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that we have participated in such a transaction.

        You should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

Taxable Year

        Our partnership uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

        Subject to the electing large partnership rules described below, our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period.

        A constructive termination of our partnership would result in the close of its taxable year for all unitholders. If a unitholder reports on a taxable year other than a fiscal year ending on our partnership's year-end, and the unitholder is otherwise subject to U.S. federal income tax, the closing of our partnership's taxable year may result in more than 12 months of our partnership's taxable income or loss being includable in such unitholder's taxable income for the year of the termination. We would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if we were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject our partnership to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

        The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to our unitholders, and such IRS Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our partnership from suffering a "technical termination" (which would close our partnership's taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our partnership's total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our partnership has not elected to be subject to the reporting procedures applicable to large partnerships.

168 Brookfield Infrastructure

Withholding and Backup Withholding

        For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our partnership of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder's U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder's U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

        Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless: (i) you are an exempt recipient and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax, and otherwise comply with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund from the IRS, provided you supply the required information to the IRS in a timely manner.

        If you do not timely provide our partnership, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our partnership may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our partnership or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our partnership as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Foreign Account Tax Compliance

        The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), impose a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income (such as interest, dividends, and other passive income) and gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The withholding tax applies to withholdable payments made on or after January 1, 2014 (or January 1, 2017 in the case of gross proceeds). Our Managing General Partner intends to ensure that our partnership complies with

Brookfield Infrastructure 169

FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our partnership, the Holding LP, the Holding Entities, or the operating entities.

        If our units are not "regularly traded on an established securities market" for FATCA purposes, then the 30% withholding tax may apply to withholdable payments made by our partnership to any unitholder who fails to meet certain requirements under FATCA. The 30% withholding tax may also apply to "foreign passthru payments" made by our partnership on or after January 1, 2017 to any unitholder that is (i) a foreign financial institution that fails to meet certain requirements under FATCA or (ii) a "recalcitrant account holder" for FATCA purposes. Our Managing General Partner believes that our units should be regarded as regularly traded on an established securities market for FATCA purposes. However, this conclusion is based upon recently promulgated Treasury Regulations whose meaning is not free from doubt. Moreover, the scope of foreign passthru payments must be determined under Treasury Regulations that have yet to be issued. Thus it is uncertain whether the 30% withholding tax will apply to certain payments made by our partnership in the future to unitholders who fail to meet certain requirements under FATCA. The foregoing rules remain subject to modification by an applicable intergovernmental agreement between the United States and one or more other countries or by other future Treasury Regulations or guidance.

        To ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Each of our unitholders should consult an independent tax advisor regarding the consequences under FATCA of an investment in our units.

Information Reporting with Respect to Foreign Financial Assets

        Under Treasury Regulations, U.S. individuals that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult an independent tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.

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

170 Brookfield Infrastructure

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

        The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

        Persons who hold an interest in our partnership as a nominee for another person may be required to furnish to us:

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

        Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal

Brookfield Infrastructure 171

income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning our units, change the character or treatment of portions of our partnership's income, and adversely affect an investment in our units. Such changes could also affect or cause our partnership to change the way it conducts its activities, affect the tax considerations of an investment in our partnership, and otherwise change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees).

        Our partnership's organizational documents and agreements permit our Managing General Partner to modify our limited partnership agreement from time to time, without the consent of our unitholders, to elect to treat our partnership as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

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

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is an accurate summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length and is not affiliated with our partnership, the Holding LP, Brookfield Infrastructure Partners Limited, our Managing General Partner, the Infrastructure General Partner, the Infrastructure GP LP and their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to (i) a Holder that is a "financial institution" (as defined in the Tax Act) for the purpose of the "mark-to-market" rules, (ii) a Holder that is a "specified financial institution" (as defined in the Tax Act), (iii) a Holder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) a Holder an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or a Holder who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units), (v) a Holder that has, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in our partnership or (vi) a Holder to whom any affiliate of our partnership is a "foreign affiliate" (as defined in the Tax Act). Any such Holders should consult their own tax advisors with respect to an investment in our units.

172 Brookfield Infrastructure

        This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof, ("Tax Proposals"), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. A Holder should consult their own tax advisors in respect of the provincial, territorial, or foreign income tax consequences to them of holding and disposing of our units.

        This summary assumes that neither our partnership nor the Holding LP will be considered to carry on business in Canada. Our Managing General Partner and the Infrastructure General Partner intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our partnership or the Holding LP carry on business in Canada, the tax implications to our partnership or the Holding LP and to the unitholders may be materially and adversely different than as set out herein. This summary also assumes that neither our partnership nor the Holding LP is a "tax shelter" (as defined in the Tax Act) or "tax shelter investment". However, no assurance can be given in this regard.

        This summary also assumes that neither our partnership nor the Holding LP will be a "SIFT partnership" at any relevant time for the purposes of the SIFT Rules on the basis that neither our partnership nor the Holding LP will be a "Canadian resident partnership" at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

        This summary does not address the deductibility of interest on money borrowed to acquire our units.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

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

Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada ("Resident Holder").

Computation of Income or Loss

        Each Resident Holder is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Resident Holder's pro rata share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Resident Holder's taxation year end, whether or not any of that income is distributed to the

Brookfield Infrastructure 173

Resident Holder in the taxation year and regardless of whether our units were held throughout such year.

        Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our partnership's limited partnership agreement. The income (or loss) of our partnership will include our partnership's share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP's limited partnership agreement. For this purpose, our partnership's fiscal year end and that of the Holding LP will be December 31.

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

        The income of our partnership as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of our partnership and the Holding LP must be calculated in Canadian currency. Where our partnership (or the Holding LP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our partnership as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

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

174 Brookfield Infrastructure

        In general, a Resident Holder's share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. Our partnership will invest in limited partnership units of the Holding LP. In computing our partnership's income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Resident Holders on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.

        The characterization by the CRA of gains realized by our partnership or the Holding LP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

        A Resident Holder's share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an "eligible dividend".

        Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source on amounts paid or credited to our partnership or the Holding LP (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Resident Holder's share of the "business-income tax" and "non-business-income tax" paid to the government of a foreign country for a year will be creditable against such Resident Holder's Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. Under the Foreign Tax Credit Generator Proposals, the foreign "business-income tax" or "non-business-income tax" allocated to a Resident Holder for the purpose of determining such Resident Holder's foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder's share of the income of our partnership or the Holding LP under the income tax laws of any country (other than Canada) under whose laws any income of our partnership or the Holding LP is subject to income taxation ("Relevant Foreign Tax Law") is less than the Resident Holder's share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of our partnership or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our partnership or the Holding LP or in the manner of allocating the income of our partnership or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to any Resident Holder. If the Foreign Tax Credit Generator Proposals apply, the allocation to a Resident Holder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore such Resident Holder's foreign tax credits, will be limited.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar

Brookfield Infrastructure 175

circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        If our partnership incurs losses for tax purposes, each Resident Holder will, subject to the REOP Proposals (discussed below), be entitled to deduct in the computation of income for tax purposes the Resident Holder's pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Resident Holder's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. Our Managing General Partner and the Infrastructure General Partner do not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        On October 31, 2003, the Department of Finance (Canada) released the REOP Proposals for public comment. Under the REOP Proposals a taxpayer would be considered to have a loss from a source that is a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit (excluding capital gains or losses) from the business or property during the period that the business is carried on or that the property is held. In general, these proposals may deny the realization of losses by Resident Holders from their investment in our partnership in a particular taxation year, if, in the year the loss is claimed, it is not reasonable to expect that an overall cumulative profit would be earned from the investment in our partnership for the period in which the Resident Holder has held and can reasonably be expected to hold the investment. Our Managing General Partner and the Infrastructure General Partner do not anticipate that the activities of our partnership and the Holding LP will, in and of themselves, generate losses, but no assurance can be given in this regard. However, Resident Holders may incur expenses in connection with an acquisition of our units that could result in a loss that could be affected by the REOP Proposals. As part of the 2005 Canadian federal budget, the Minister announced that an alternative proposal to reflect the REOP Proposals would be released for comment at an early opportunity. No such alternative proposal has been released to date. There can be no assurance that such alternative proposal will not adversely affect Resident Holders, or that any revised proposal may not differ significantly from the REOP Proposals described herein.

        On March 4, 2010, the Minister announced as part of the 2010 Canadian federal budget that the outstanding Tax Proposals regarding investments in "foreign investment entities" would be replaced with revised Tax Proposals under which the existing rules in section 94.1 of the Tax Act relating to investments in "offshore investment fund property" would remain in place subject to certain limited enhancements. Legislation to implement the revised Tax Proposals is contained in Bill C-48, which is

176 Brookfield Infrastructure

currently proceeding through the legislative process. Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Resident Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident Holder, our partnership or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from portfolio investments in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act as proposed to be amended will not apply to a Resident Holder, our partnership or the Holding LP. If these rules apply to a Resident Holder, our partnership or the Holding LP, income, determined by reference to a prescribed rate of interest applied to the "designated cost" (as defined in section 94.1 of the Tax Act) of the interest in the Non-Resident Entity, will be imputed directly to the Resident Holder or to our partnership or the Holding LP and allocated to the Resident Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Resident Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA of the Holding LP or any Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP's income as FAPI, such dividend will, under the Tax Proposals contained in Bill C-48 (which is currently proceeding through the legislative process), effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Proposals, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular CFA of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Holding LP (which is deemed for this purpose to include a Resident Holder) that is a person resident in Canada or a "foreign affiliate" of such a person is, under a Relevant Foreign Tax Law, less than such member's share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Proposals will not apply to the Holding LP. For this purpose, a Resident Holder is

Brookfield Infrastructure 177

not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Proposals apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP will be limited.

Disposition of Units

        The disposition by a Resident Holder of a unit will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Resident Holder's units will be equal to (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness) plus (ii) the pro rata share of the income of our partnership allocated to the Resident Holder for fiscal years of our partnership ending before the relevant time less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder's "at-risk" amount) for fiscal years of our partnership ending before the relevant time and less (iv) the Resident Holder's distributions received from our partnership before the relevant time. The adjusted cost base of each of the units will be subject to the averaging provisions contained in the Tax Act.

        Where a Resident Holder disposes of all of its units, it will no longer be a partner of our partnership. If, however, a Resident Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Resident Holder will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Resident Holder was entitled. Pursuant to Tax Proposals contained in Bill C-48 which is currently proceeding through the legislative process, the pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder's units immediately prior to the time of the disposition. These rules are complex and Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units.

        A Resident Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder's units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Resident Holder's Units will be nil at the beginning of the next fiscal year of our partnership.

Taxation of Capital Gains and Capital Losses

        In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder's income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units to a tax-exempt person or a non-resident person. Resident Holders contemplating such a disposition should consult their own tax advisors in this regard.

178 Brookfield Infrastructure

        A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange", which currently includes the TSX and the NYSE, our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA. However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a TFSA or an RRSP or RRIF.

        Our units will not be a "prohibited investment" for a trust governed by a TFSA or an RRSP or RRIF, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, (i) deals at arm's-length with our partnership for purposes of the Tax Act and (ii) does not have a "significant interest" in (A) our partnership or in (B) a corporation, partnership or trust with which our partnership does not deal at arm's-length for purposes of the Tax Act. The Department of Finance (Canada) released Tax Proposals on December 21, 2012 that will delete the condition in (ii)(B) above and will exclude certain "excluded property" (as defined in the Tax Proposals) from being a "prohibited investment". Generally, our units will be "excluded property" (i.e., not a "prohibited investment") to the holder of a TFSA or the annuitant of an RRSP or RRIF, as the case may be, if, at the relevant time, at least 90% of the fair market value of all equity of our partnership is owned by persons dealing at arm's length with such holder or annuitant, as the case may be, and their investment in our partnership meets the other criteria set forth in such Tax Proposals. Such Tax Proposals will be deemed to have come into force on March 23, 2011. Unitholders who intend to hold our units in a TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Alternative Minimum Tax

        Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisors.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its units in connection with a business carried on in Canada ("Non-Resident Holder").

        The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute "taxable Canadian property" of any Non-Resident Holder and (ii) our partnership and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute "taxable Canadian property" of any Non-Resident Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (under Tax Proposals contained in Bill

Brookfield Infrastructure 179

C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property", (iii) "timber resource property", and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (under Tax Proposals contained in Bill C-48 which is currently proceeding through the legislative process, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our Managing General Partner and the Infrastructure General Partner do not expect our units to be "taxable Canadian property" of any Non-Resident Holder and they do not expect our partnership or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

        A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or the Holding LP) outside Canada or the non-business income earned by our partnership (or the Holding LP) from sources in Canada. However, a Non-Resident Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. Our Managing General Partner and the Infrastructure General Partner intend to organize and conduct the affairs of our partnership and the Holding LP, to the extent possible, such that Non-Resident Holders should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner and the Infrastructure General Partner expect the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to

180 Brookfield Infrastructure

look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

AUSTRALIAN TAX CONSIDERATIONS

        Set out below is general Australian income tax implications for Australian tax resident holders of units (Australian Holders).

        This is not tax advice an Australian Holder can rely on. The individual circumstances of each Australian Holder will affect the taxation implications of each Australian Holder's interest in our partnership. Australian Holders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

        The discussion is primarily intended for Australian Holders who hold their interest in our partnership on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account. Those Australian Holders should seek professional taxation advice in relation to their interest in our partnership.

        The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) ("ITAA 1997"), the Income Tax Assessment Act 1936 (Cth) ("ITAA 1936") and the Taxation Administration Act 1953 (Cth) ("Administration Act") as at the date of this Opinion.

Summary

        The key Australian income tax implications for Australian Holders of units are set out below:

        Our partnership should be classified as a "corporate limited partnership" for Australian income tax purposes as:

  •
  it satisfies the definition of "corporate limited partnership"; and

  •
  it is not either a "venture capital limited partnership", an "early stage venture capital limited partnership", an "Australian venture capital fund of funds" or a "venture capital management partnership"; and

  •
  it is not a "foreign hybrid limited partnership".

        On the basis that our partnership is a corporate limited partnership it should be treated as a company for Australian tax purposes.

        Our partnership is a non-resident of Australia for tax purposes and therefore, should not be subject to income tax in Australia except for any income sourced in Australia, or in respect of certain capital gains that relate to "taxable Australian property" as detailed in the ITAA 1997.

        Distributions made by our partnership to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders' assessable unfranked income.

        Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company ("CFC") or proposed Foreign Accumulation Fund ("FAF") rules. This conclusion is dependent on the quantum and nature of the interests held in our partnership.

        The disposal of units by Australian Holders should give rise to a capital gains tax ("CGT") event for the Australian Holders. Broadly, Australian Holders that hold their units on capital account should realize a capital gain (or loss) equal to the difference between any capital proceeds received and the cost base (or reduced cost base) of the units.

Brookfield Infrastructure 181

Characterization of the Partnership

  Definition of "limited partnership"

        A limited partnership is defined in section 995-1 of the ITAA 1997 and means:

  a.
  an association of persons (other than a company) carrying on business as partners or in receipt of ordinary income or statutory income jointly, where the liability of at least one of those persons is limited; or

  b.
  an association of persons (other than one referred to in paragraph (a)) with legal personality separate from those persons that was formed solely for the purpose of becoming a "venture capital limited partnership" ("VCLP"), an "early stage venture capital limited partnership" ("ESVCLP"), an "Australian venture capital fund of funds" ("AFOF") or a "venture capital management partnership" ("VCMP") and to carry on activities that are carried on by a body of that kind.

        There is no requirement as to where or under which law the liability is limited. For tax purposes, the liability is limited if it is effectively limited under the laws applying to the partnership (as per the partnership agreement). Our partnership should be a limited partnership for Australian tax purposes.

  Definition of "corporate limited partnership"

        Under subsection 94D(1)(a) of the ITAA 1936, a partnership will be a corporate limited partnership in relation to the year of income of the partnership if the year of income is the 1995-96 year of income or a later year of income.

        Our partnership should be a corporate limited partnership under subsection 94D(1) of the above definition. Subsection 94D(2) of the ITAA 1936 specifically excludes from a corporate limited partnership a VCLP, ESVCLP, or AFOF. A requirement for each of these definitions is that the partnership be registered either in Australia or a country prescribed by relevant regulations or be an Australian resident. Our partnership is registered in Bermuda and is not a resident of Australia. Bermuda is not a country prescribed by relevant regulations. Therefore our partnership will not be a VCLP, ESVCLP or AFOF. A VCLP is defined by reference to the Venture Capital Act 2002. Our partnership, as a Bermudian Exempted Limited Partnership, will not be excluded from the definition of a corporate limited partnership as subsection 9-1(1) of the Venture Capital Act requires of a VCLP that:

  (a)
  the partnership was established by or under a law in force in, or in any part of:

  I.
  Australia; or

  II.
  a foreign country in respect of which a double tax agreement (as defined in Part X of the ITAA 1936) is in force; and

  (b)
  all of the partners who are general partners are residents of a country referred to in paragraph (a).

  Definition of "foreign hybrid limited partnership"

        Pursuant to sub-section 94D(5) of the ITAA 1936, an exception to our partnership being a corporate limited partnership applies if it is a "foreign hybrid limited partnership" ("FHLP"), as defined in section 830-10 of the ITAA 1997. A limited partnership will be a FHLP if:

  a.
  it was formed in a foreign country (i.e. other than Australia); and

182 Brookfield Infrastructure

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

        Paragraph (a) should be met on the basis that our partnership was formed in Bermuda. Paragraph (b) would not be met on the basis that Bermuda does not impose any tax on income, profits, dividends or wealth. Therefore, there is no foreign tax imposed under the laws of Bermuda on the partners of our partnership and this paragraph will not be satisfied. This position is confirmed by the Australia Taxation Office ("ATO") in ATO ID 2006/149. On the basis that paragraph (b) is not met, our partnership should not be a FHLP.

  Conclusion

        Our partnership should be classified as a corporate limited partnership for Australian income tax purposes in accordance with section 94D of the ITAA 1997. The consequences of that include that our partnership is treated as a company for the purposes of applying Australian domestic income tax law (sections 94J and 94K of the ITAA 1936). Accordingly, Australian Holders' units in our partnership should be treated as shares in a company.

Proposed Foreign Accumulation Fund rules

        Broadly, the proposed FAF rules apply to an Australian resident who has an interest in a FAF, providing a tax deferral benefit for the income year. A FAF is a foreign resident that is not a CFC, whose investment returns are subject to a low level of risk and which does not distribute substantially all of the profits and gains of the fund.

        The level of risk of return of an investment held by an entity will be low if the return is 'sufficiently certain'. A return is sufficiently certain, where at the time the investment is made it is reasonably expected that the foreign entity will receive returns from the investments it makes and at least some of the return is fixed or determinable with reasonable accuracy.

        Returns on an investment in our partnership will not be fixed or accurately determinable as the distributions are at the discretion of our Managing General Partner. Our Managing General Partner is not required to make distributions and provides no assurance that distributions will be made as intended. The distributions paid by our partnership will be dependent on the performance of its investments. Accordingly, the proposed FAF rules should not apply to the income accruing to Australian Holders in our partnership.

Brookfield Infrastructure 183

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

184 Brookfield Infrastructure

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

Australian CGT implications for Australian Holders

  Cost base of the Partnership Units

        The cost base of the units for Australian Holders who bought their units in our partnership directly should equal the money paid for those units plus any incidental costs of acquisition and disposal of the units (e.g. broker's fees, borrowing expenses).

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

        On the basis that our partnership and the Prime Infrastructure Securityholders were acting at arm's length, the market value of the Prime Infrastructure Securities disposed of under the Merger Transaction should be the same as the market value of the units received in exchange.

        The acquisition date for the units for CGT purposes should be the date the units were allotted to the Prime Infrastructure Securityholders (8 December 2010 Australian Eastern Standard Time).

        The market value of the units may be determined by reference to the NYSE/TSX VWAP of these Units on 8 December 2010 (A$20.651 per Unit).

  Disposal of units

        In the event Australian Holders dispose of units, a capital gain should arise where the sale proceeds received exceed an Australian Holders' cost base in the units. A capital loss should arise where the Australian Holders' reduced cost base exceeds the sale proceeds. The time that the CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs.

        Partnership distributions should be treated as unfranked dividends and no CGT cost base reduction should be calculated as a result of the distributions.

        Where the proceeds received are in foreign currency (e.g. US$ or C$), these should be converted into A$ at the daily average exchange rate for the day of the sale (the date the sale contract is entered into). The ATO publish daily average exchange rates on their website (www.ato.gov.au). This may be a different amount than the A$ cash an Australian Holder ultimately receives.

        Accordingly, there may a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the units any such foreign exchange realization gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the units).

        If payment is received more than 12 months after the contract date, the foreign exchange gain or loss provisions of the ITAA 1997 apply. Australian Holders should seek specific advice in this circumstance.

Brookfield Infrastructure 185

  Discount of capital gain

        Provided the units that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event, any net capital gain realized by an Australian Holder on those units (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.

        The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.

        This treatment broadly only applies in respect of units held by Australian Holders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Australian Holders.

        Where the CGT discount is available, individual Australian Holders (either holding their units directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 33 1/3%.

BERMUDA TAX CONSIDERATIONS

        In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As "exempted undertakings", exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to the partnership or any of its operations until March 31, 2035. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of the partnership.

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

186 Brookfield Infrastructure

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

        See the information contained in this annual report on Form 20-F under Item 5 "Operating and Financial Review and Prospects—Other Market Risks" and Item 5 "Operating and Financial Review and Prospects—Foreign Currency Hedging Strategy."

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

Brookfield Infrastructure 187

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2012, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Manager. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Excluded from our evaluation were the controls over financial reporting at our Colombian distribution utility, in which control was acquired on January 27, 2012, our North American gas storage operations, in which control was acquired on April 25, 2012, our Chilean toll roads, in which control was acquired on October 1, 2012, our North American district energy operations, in which control was acquired on October 31, 2012 and our UK connections operations, in which we acquired control on November 13, 2012. The financial statements of these entities in aggregate constitute 17% and 24% of net and total assets, respectively, and 8% of net income in the consolidated financial statement amounts as of and for the year ended December 31, 2012.

188 Brookfield Infrastructure

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

Report of Independent Registered Chartered Accountants

        The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, independent registered chartered accountants, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics ("Code") that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated during 2012 and we have posted a copy of the current Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our Managing General Partner has retained Deloitte LLP to act as our partnership's and the Holding LP's independent registered chartered accountants.

        The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the Year Ended December 31,
	2012		2011
FEES	USD ('000)%		USD ('000)%
Audit fees(1)	$4,035	94%	$4,241	99%
Tax fees	15	—	—	—
Audit-related fees(2)	264	6%	30	1%

Total	$4,314	100%	$4,271	100%

(1)
Audit fees relate to annual fees for our partnership and the Holding LP.

(2)
Audit-related fees relate primarily to the review of our base shelf prospectus.

Brookfield Infrastructure 189

        The audit committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership and the Holding LP by Deloitte LLP.

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

        In the year ended December 31, 2012, none of our units were repurchased and cancelled under our normal course issuer bid.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.    MINE SAFETY DISCLOSURES

        Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended ("Mine Act"). During the fiscal year ended December 31, 2012, our partnership did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

190 Brookfield Infrastructure

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 1.2 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.1	Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.1 to our partnership's Registration Statement on Form 20-F/A filed December 18, 2007.
4.2	Master Services Agreement, dated December 4, 2007, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Asset Management Barbados Inc. and others and as indirectly assigned by Brookfield infrastructure Group Inc. to Brookfield Infrastructure Group L.P. pursuant to assignment and assumption agreements dated January 1, 2012—incorporated by reference to Exhibit 4.2 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.3	Relationship Agreement, dated December 4, 2007, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Group Inc., Brookfield Infrastructure L.P., Brookfield Infrastructure Group Corporation and Brookfield Asset Management Inc. and others—incorporated by reference to Exhibit 4.3 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.5	Amendment dated June 13, 2008 to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.17 to our partnership's Annual Report on Form 20-F filed June 30, 2008.
4.6	Amendment dated June 13, 2008 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 4.18 to our partnership's Annual Report on Form 20-F filed June 30, 2008.
4.7	Second Amendment dated November 16, 2009 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007 as amended on June 13, 2008—incorporated by reference to Exhibit 99.1 to our partnership's Report of Foreign Private Issuer on Form 6-K filed March 10, 2010.

Brookfield Infrastructure 191

Number	Description
4.8	Third Amendment dated February 5, 2010 to Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007, as amended on June 13, 2008 and November 16, 2009—incorporated by reference to Exhibit 99.1 to our partnership's Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.
4.9	Second Amendment dated February 5, 2010 to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated December 4, 2007, as amended on June 13, 2008—incorporated by reference to Exhibit 99.1 to our partnership's Report of Foreign Private Issuer on Form 6-K filed February 5, 2010.
4.10	Third Amendment dated September 11, 2012 to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated December 4, 2007—incorporated by reference to Exhibit 99.1 to our partnership's Report of Foreign Private Issuer on Form 6-K filed September 24, 2012.
8.1	Significant Subsidiaries (as defined in (210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4, "Information on the Company").
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Infrastructure Group Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Deloitte LLP, independent registered chartered accountants, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

192 Brookfield Infrastructure

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2013	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ DON MACKENZIE
		Name:	Don Mackenzie
		Title:	Director

Brookfield Infrastructure 193

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2012 December 31, 2011 and January 1, 2011 and for the years ended December 31, 2012, 2011 and 2010.	F-2

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the Colombian distribution utility, in which control was acquired on January 27, 2012, the North American gas storage operations, in which control was acquired on April 25, 2012, the Chilean toll roads, in which control was acquired on October 1, 2012, the North American district energy operations, in which control was acquired on October 31, 2012 and the UK connections operations, in which control was acquired on November 13, 2012. The financial statements of these entities in aggregate constitute 17% and 24% of net and total assets, respectively, and 8% of net income in the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at the Colombian distribution utility, the North American gas storage operations, the Chilean toll roads, the North American district energy operations and the UK connections operations. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

F-2 Brookfield Infrastructure

risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Partnership and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Toronto, Canada	Independent Registered Chartered Accountants
April 30, 2013	Licensed Public Accountants

Brookfield Infrastructure F-3

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2012, December 31, 2011 and January 1, 2011 and the related consolidated statements of operating results, comprehensive income, partnership capital and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure Partners L.P. and subsidiaries as of December 31, 2012, December 31, 2011 and January 1, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ Deloitte LLP
Toronto, Canada	Independent Registered Chartered Accountants
April 30, 2013	Licensed Public Accountants

F-4 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2012	As of December 31, 2011 Restated (See Note 3)	As of January 1, 2011 Restated (See Note 3)
Assets
Cash and cash equivalents	6	$263	$153	$154
Accounts receivable and other	7	372	215	187
Inventory	8	108	87	44
Financial assets (current)	9	3	23	6
Assets classified as held for sale		—	—	1,859

Current assets		746	478	2,250
Property, plant and equipment	11	7,970	4,073	3,131
Intangible assets	12	4,497	2,924	2,903
Standing timber	13	2,997	2,890	2,578
Investments in associates	10	2,179	1,400	1,089
Goodwill	14	636	591	591
Investment properties	15	213	194	175
Other assets (non-current)	7	225	200	132
Financial assets (non-current)	9	113	114	118
Deferred income tax asset	24	142	405	385

Total assets		$19,718	$13,269	$13,352

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	16	582	370	265
Non-recourse borrowings (current)	18	663	145	615
Financial liabilities (current)	17	46	11	29
Liabilities directly associated with assets classified as held for sale		—	—	1,859

Current liabilities		1,291	526	2,768
Corporate borrowings	18,19	946	—	18
Non-recourse borrowings (non-current)	18	6,330	4,740	3,960
Financial liabilities (non-current)	17	839	234	97
Other liabilities (non-current)	16	520	300	261
Deferred income tax liability	24	1,964	1,560	1,305
Preferred shares	20	20	20	20

Total liabilities		11,910	7,380	8,429

Partnership capital
Limited partners'	25	3,632	3,049	2,461
General partner	25	27	24	23
Non-controlling interest—Redeemable Partnership Units held by Brookfield	25	1,365	1,133	887
Non-controlling interest—in operating subsidiaries		2,784	1,683	1,552

Total partnership capital		7,808	5,889	4,923

Total liabilities and partnership capital		$19,718	$13,269	$13,352

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-5

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the Year Ended December 31,
US$ MILLIONS (except per unit information)	Notes	2012	2011 Restated (See Note 3)	2010 Restated (See Note 3)
Revenues	21	$2,004	$1,636	$634
Direct operating costs		(1,094)	(899)	(413)
General and administrative expenses		(95)	(61)	(35)
Depreciation and amortization expense		(232)	(127)	(29)

		583	549	157
Interest expense	22	(407)	(335)	(144)
Share of earnings from investments in associates	10	1	76	52
Fair value gains and other items	4	8	—	396
Fair value adjustments		200	356	12
Other expenses		(48)	(48)	(15)

Income before income tax		337	598	458
Income tax (expense) recovery
Current	24	(16)	(4)	(6)
Deferred	24	(30)	(154)	21

Net income		$291	$440	$473

Attributable to:
Non-controlling interest—in operating subsidiaries		185	253	43
Non-controlling interest—Redeemable Partnership Units held by Brookfield		26	51	128
General partner		16	5	5
Limited partners		64	131	297

Basic and diluted earnings per unit attributable to:
Limited partners	25	$0.47	$1.13	$3.91

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Year Ended December 31,
US$ MILLIONS	Notes	2012	2011 Restated (See Note 3)	2010 Restated (See Note 3)
Net income for the year		$291	$440	$473

Other comprehensive income:
Revaluations of property, plant and equipment		556	310	2
Foreign currency translation		99	(37)	112
Cash flow hedge	5	(29)	(94)	15
Net investment hedge	5	(9)	(30)	(51)
Other(1)		(9)	(4)	26
Taxes on the above items	24	(161)	(71)	(10)
Equity accounted investments	10	138	120	2

		585	194	96

Comprehensive income		$876	$634	$569

Attributable to:
Non-controlling interest—in operating subsidiaries		$252	$233	$60
Non-controlling interest—Redeemable Partnership Units held by Brookfield	25	$173	$110	$155
General partner	25	$19	$7	$6
Limited partners	25	$432	$284	$348

(1)
Other reserves relate to unrealized actuarial (losses)/gains.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners'				General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	Limited partners' capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest— Redeemable Partnership Units held by Brookfield	Non- controlling interest— in operating subsidiaries	Total partners' capital
Balance as at January 1, 2012	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

Net income	—	64	—	64	—	16	—	16	—	26	—	26	185	291
Other comprehensive income	—	—	368	368	—	—	3	3	—	—	147	147	67	585

Comprehensive income	—	64	368	432	—	16	3	19	—	26	147	173	252	876
Unit issuance	358	—	—	358	—	—	—	—	142	—	—	142	—	500
Partnership distributions	—	(206)	—	(206)	—	(16)	—	(16)	—	(82)	—	(82)	—	(304)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	943	943
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Other items	—	(1)	—	(1)	—	—	—	—	—	(1)	—	(1)	—	(2)

Balance as at December 31, 2012	$2,955	$48	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$272	$1,365	$2,784	$7,808

(1)
Refer to note 26 for an analysis of accumulated other comprehensive income by item.

	Limited Partners'				General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS, Restated (See Note 3)	Limited partners' capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest— Redeemable Partnership Units held by Brookfield	Non- controlling interest— in operating subsidiaries	Total partners' capital
Balance as at January 1, 2011	$2,136	$217	$108	$2,461	$19	$4	$—	$23	$745	$76	$66	$887	$1,552	$4,923

Net income	—	131	—	131	—	5	—	5	—	51	—	51	253	440
Other comprehensive income (loss)	—	—	153	153	—	—	2	2	—	—	59	59	(20)	194

Comprehensive income	—	131	153	284	—	5	2	7	—	51	59	110	233	634
Unit issuance	461	—	—	461	—	—	—	—	197	—	—	197	—	658
Partnership distributions	—	(156)	—	(156)	—	(6)	—	(6)	—	(60)	—	(60)	—	(222)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	40	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(142)	(142)
Other items	—	(1)	—	(1)	—	—	—	—	—	(1)	—	(1)	—	(2)

Balance as at December 31, 2011	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

(1)
Refer to note 26 for an analysis of accumulated other comprehensive income by item.

	Limited Partners'				General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS, Restated (See Note 3)	Limited partners' capital	Retained (deficit) earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained (deficit) earnings	Accumulated other comprehensive income(1)	Non- Controlling Interest— Redeemable Partnership Units held by Brookfield	Non- controlling interest— in operating subsidiaries	Total partners' capital
Balance as at January 1, 2010	$1,079	$(10)	$57	$1,126	$19	$—	$(1)	$18	$728	$(6)	$39	$761	$1,305	$3,210

Net income	—	297	—	297	—	5	—	5	—	128	—	128	43	473
Other comprehensive income	—	—	51	51	—	—	1	1	—	—	27	27	17	96

Comprehensive income	—	297	51	348	—	5	1	6	—	128	27	155	60	569
Unit issuance	1,057	—	—	1,057	—	—	—	—	17	—	—	17	—	1,074
Partnership distributions	—	(70)	—	(70)	—	(1)	—	(1)	—	(46)	—	(46)	—	(117)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	174	174
Other items	—	—	—	—	—	—	—	—	—	—	—	—	13	13

Balance as at December 31, 2010	$2,136	$217	$108	$2,461	$19	$4	$—	$23	$745	$76	$66	$887	$1,552	$4,923

(1)
Refer to note 26 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
US$ MILLIONS	Notes	2012	2011	2010
Operating Activities
Net income		$291	$440	$473
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	10	62	(45)	19
Fair value adjustments		(200)	(356)	(12)
Depreciation and amortization expense		232	127	29
Fair value gains and other items	4	(8)	—	(396)
Provisions and other items		72	39	24
Deferred tax expense (recovery)	24	30	154	(21)
Changes in non-cash working capital, net	35	156	(19)	(38)

Cash from operating activities		635	340	78

Investing Activities
Acquisition of subsidiaries, net of cash acquired and disposals	4	(641)	(7)	142
Investments in associates	10	(728)	(189)	—
Long lived assets, net of disposals		(637)	(507)	(37)
Sale of financial assets		232	—	—
Net settlement of foreign exchange contracts		10	(60)	(33)

Cash (used by) from investing activities		(1,764)	(763)	72

Financing Activities
Distribution to unitholders	27	(304)	(222)	(117)
Corporate debt issuance	19	408	—	—
Corporate borrowings (repayments)	18	546	(18)	18
Subsidiary borrowings (repayments)		182	135	(9)
Partnership units issued	25	500	658	5
Subsidiary distributions to non-controlling interest		(94)	(142)	—

Cash from (used by) financing activities		1,238	411	(103)

Cash and cash equivalents
Change during the year		$109	$(12)	$47
Impact of foreign exchange on cash		1	11	—
Balance, beginning of year		153	154	107

Balance, end of year		$263	$153	$154

Supplemental cash flow information is provided in note 35.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. The registered office is 73 Front Street, Hamilton, Bermuda.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 2.  SUBSIDIARIES

        The following provides information about the partnership's principal subsidiaries as of December 31, 2012 and 2011.

			Ownership interest
Defined Name	Name of entity	Country of incorporation	2012%(8)		2011%
Utilities
U.K. regulated distribution operation	Brookfield Utilities UK Holdings Limited (formerly Gas Transportation Company Limited)(1)	U.K.	100	(2)	100
Ontario electricity transmission operation	Great Lakes Power L.P.	Canada	100		100
Australian regulated terminal operation	DBCT Management Pty Ltd	Australia	71		71
New England electricity transmission operation	Cross-Sound Cable Company LLC	USA	23		23
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(3)	Colombia	17		—
Transport
Australian railroad operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100		100
U.K. port operation	Brookfield Port Acquisitions (U.K.) Limited	United Kingdom	59		59
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(4)	Chile	51		—
Energy
Australian energy distribution operation	Tasmania Gas Networks	Australia	100		100
European energy distribution operation	International Energy Group	United Kingdom	100		100
North American district energy operation	Enwave Energy Corporation(5)	Canada	25		—
North American gas storage operation	Warwick Gas Storage L.P.(6)	Canada	22		—
Timber
U.S. freehold timberlands	Longview Timber Holdings Corp	USA	30		30
Canadian freehold timberlands	Island Timberlands Limited Partnership(7)	Canada	25		38
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72		72

(1)
On November 13, 2012, the partnership acquired a 100% interest in Inexus Group Limited, which was merged with the 100% owned interest in Gas Transportation Company Limited into Brookfield Utilities U.K. Limited (see note 4 for further details).

(2)
In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was granted to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under terms under certain pre-defined contractual terms. In the

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

  event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor has the right to request repayment of the £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability. Subsequent to year end, the UK regulated distribution operation completed a refinancing of the bridge facility put in place for the acquisition and recapitalization of the UK regulated distribution operation, raising £600 million of debt with an average term of 13 years and a weighted average rate of 4%, consistent with certain pre-defined contractual terms. As a result, subsequent to the year end, the financial liability was derecognized and the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary (see note 17 for further details).

(3)
On January 27, 2012, the partnership acquired a 17% interest in Empresa de Energia de Boyaca S.A. through a Brookfield sponsored infrastructure fund. Concurrently, the partnership entered into a voting agreement resulting in acquisition of control (see note 4 for further details).

(4)
On October 1, 2012, the partnership acquired an additional 26% stake in Sociedad Concesionaria Vespucio Norte Express, bringing the partnership's total ownership interest to 51%. Concurrently, the partnership entered into a voting agreement resulting in an acquisition of control (see note 4 for further details).

(5)
On October 31, 2012, the partnership acquired a 25% interest in Enwave Energy Corporation through a Brookfield sponsored infrastructure fund. Concurrently, the partnership entered into a voting agreement resulting in an acquisition of control (see note 4 for further details).

(6)
On April 25, 2012, the partnership acquired a 22% interest in Warwick Gas Storage L.P. through a Brookfield sponsored infrastructure fund. Concurrently, the partnership entered into a voting agreement resulting in an acquisition of control (see note 4 for further details).

(7)
On December 31, 2012, the Partnership completed a partial sale of its interest in Island Timberlands Limited Partnership to a third party for proceeds of $85 million. The Partnership maintained control of its Canadian freehold timberlands by virtue of the voting arrangements in place with an affiliate of Brookfield. A loss of $2 million was recorded directly to retained earnings on partial disposition, inclusive of revaluation surplus with respect to property, plant and equipment.

(8)
For all subsidiaries with less than 50% ownership, the partnership has entered into a voting agreement resulting in an acquisition of control.

        The reporting periods of the subsidiaries are consistent with those of the partnership.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

        The consolidated financial statements were authorized for issue by the Board of Directors on April 30, 2013.

(b)
Basis of Preparation

        The financial statements are prepared on a going concern basis. Standards and guidelines not effective for the current accounting period are described in note 3(u).

(i)
Subsidiaries

        These consolidated financial statements include the accounts of the partnership and its consolidated (direct and indirect) subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the company obtains control, and continue to be consolidated until the date when control is lost. Control exists when the partnership has the power, directly or indirectly to govern the financial and operating policies of an entity so as to

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

obtain benefits from its activities. Together, the partnership and its subsidiaries are referred to as "Brookfield Infrastructure" in these financial statements.

        Non-controlling interests may be initially measured either at fair value or at the non-controlling interests' proportionate share of the fair value of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in partnership capital in addition to changes in ownership interests. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

        Holding LP has issued Redeemable Partnership Units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership's limited partnership units. This right is subject to the partnership's right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Brookfield Infrastructure has reclassified the Redeemable Partnership Units that were previously presented as limited partnership units (formerly limited partners' equity) to a separate component of non-controlling interest (See note 3(s)).

        All intercompany balances, transactions, revenues and expenses are eliminated in full.

(ii)
Associates

        Associates are entities over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The partnership accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates on the Consolidated Statements of Financial Positions.

        Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the partnership records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than the partnership's proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the partnership's interest in an investee is adjusted for the partnership's share of comprehensive income and distributions to the investee.

        Profit and losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interest of unrelated investors in the associate.

(iii)
Reorganization of Brookfield Infrastructure Interests

        Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield, Brookfield Infrastructure's ultimate parent company, whereby the partnership effectively gained control of the Holding LP. The partnership entered into similar arrangements in respect of Brookfield's indirect holdings in its U.S. and Canadian freehold timberlands, Australian regulated terminal operation and U.K. port operation, subject to certain limitations. This reorganization

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

does not represent a business combination under IFRS 3, Business Combinations ("IFRS 3R"), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. The consolidated financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

  •
  Assets and liabilities of Holding LP, and the partnership's interests in its U.S. and Canadian freehold timberlands, Australian regulated terminal operation and its U.K. port operation are reflected at their carrying amounts as at the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

  •
  In the partnership's consolidated statements of financial position, statements of operating results and statements of cash flows, the partnership's freehold timberlands, Australian regulated terminal, and U.K. port operation are presented as if these arrangements had been in place from the time Brookfield acquired control.

(c)
Foreign Currency Translation

        The U.S dollar is the functional and presentation currency of Brookfield Infrastructure. Each of Brookfield Infrastructure's subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associates are measured using that functional currency.

        Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity. On disposal of a foreign operation, the component of other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation, the proportionate share of the component of other comprehensive income relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

        Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(d)
Business Combinations

        Acquisitions of subsidiaries and businesses are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values (at the acquisition date) of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in the Statement of Operating Results as incurred and included in other expenses on the consolidated statement of operating results.

        Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Statement of Operating Results, whereas changes in the fair values of contingent consideration classified within partnership capital are not subsequently re-measured.

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

        Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue Recognition ("IAS 18").

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(e)
Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

(f)
Accounts Receivable

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(g)
Property, Plant and Equipment

        Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

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

        Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 49 years
Plant and equipment	Up to 39 years
Network systems	Up to 40 years
Track lease premium	41 years
District energy system	50 years
Gas storage assets	20 years

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

F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

        Subsequent acquisitions of leasehold assets are shown as leasehold improvements.

(h)
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

(i)
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

(j)
Asset Impairment

        At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in value recorded in net income, there is any indication that such assets are impaired. An impairment is recognized if the recoverable amount, determined as the higher

Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

of the estimated fair value less costs to sell or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. Impairment losses are recorded as fair value adjustments in the Statements of Operating Results. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(k)
Intangible Assets

        Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure's intangible assets are comprised primarily of conservancy rights, service concession arrangements and customer order backlogs.

        Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization (unless indefinite lived) and accumulated impairment losses, on the same basis as intangible assets acquired separately.

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean toll roads and were recognized at their fair value. The intangible asset at the Australian regulated terminal operation relates to the right to control and use a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement (91 years remaining). The intangible assets at the Chilean toll roads relate to the right to control and operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement (20 years remaining).

        The conservancy right was acquired as part of the acquisition of the U.K. Port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

        The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections as at the acquisition date at the U.K. regulated distribution operation. The customer order backlog is amortized over the life of its estimated useful life of 50 years.

        Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization of the Australian regulated terminal operation concession arrangement and U.K. regulated distribution customer order backlog intangible assets are recognized on a straight-line basis over the intangible assets' estimated useful lives. Amortization of the Chilean toll road reflects the pattern of consumption of the intangible asset over the estimated useful life of the concession arrangement. The estimated useful life and amortization method are reviewed at the end of

F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Operating Results when the asset is derecognized.

(l)
Goodwill

        Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates. Brookfield Infrastructure identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflow from other assets or groups of assets.

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

        On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(m)
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

        When the partnership receives a transfer of cash or property, plant and equipment from a customer, it assesses whether the constructed or acquired item of property, plant and equipment meets the definition of an asset. If the definition of an asset is met, the partnership recognizes the item of property, plant and equipment at its cost and recognizes revenue or deferred revenue, as applicable, for the same amount based on the appropriate revenue recognition policy.

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

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Utilities

        Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure's Australian regulated terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer's annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure's Australian regulated terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

Transport

        Revenue from transport infrastructure consists primarily of freight and transportation services revenue. Revenue is recognized at the time of the provision of services and rendered based primarily on usage or volume throughput during the period.

Energy

        Revenue from energy infrastructure consists primarily of energy distribution and storage as well as district energy services. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.

Timber

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

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(n)
Financial Instruments and Hedge Accounting

        The following summarizes Brookfield Infrastructure's classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable and other	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Other financial assets
Derivative assets	FVTPL(1)	Fair value
Other financial assets	Loans and receivables/ Available-for-sale	Amortized cost/ Fair value
Financial liabilities
Corporate borrowings	Other liabilities	Amortized cost
Non-recourse borrowings	Other liabilities	Amortized cost(2)
Accounts payable and other	Other liabilities	Amortized cost
Preferred shares	Other liabilities	Amortized cost
Other financial liabilities	FVTPL	Fair value

(1)
Fair value through profit or loss ("FVTPL").

(2)
Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

        Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in net income. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

(i)
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

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

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

(ii)
Items Not Classified as Hedges

        Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other expenses.

        Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within the Partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as Loans and receivables or available-for-sale are impaired when the Partnership will not be able to collect all amounts due according to the original terms of the instrument.

(o)
Income Taxes

        Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)
Current income tax

        Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in partnership capital are also recognized directly in partnership capital.

(ii)
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

F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

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

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or Brookfield Infrastructure intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legal enforceable right to set off current tax assets against current tax liabilities.

(p)
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

        Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Statements of Financial Position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.

        Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(q)
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

(r)
Change in Accounting Policy

        Brookfield Infrastructure has changed its accounting policy pertaining to the classification of Redeemable Partnership Units. The Redeemable Partnership Units that were previously presented as limited partnership units (formerly limited partners' equity) have been reclassified to a separate component of non-controlling interest entitled: "Non-controlling interest—Redeemable Partnership Units held by Brookfield" on the basis that the change between the two acceptable accounting policies results in the partnership's consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the partnership's consolidated financial positions and statements of operating results.

        The partnership previously reflected the Redeemable Partnership Units issued to Brookfield by the Holding LP as limited partnership capital in accordance with IAS 32—Financial Instruments: Presentation since Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of LP units (See note 25). This change in accounting policy has no impact on the partnership's reported consolidated net income, consolidated comprehensive income or net income per partnership unit for the years ended December 31, 2011 and 2010. The net impact of this change in accounting policy on the partnership's consolidated statements of financial position, consolidates statements of partnership

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

capital, consolidated statements of operating results and consolidated statements of comprehensive income are as shown in the following table:

	As at December 31, 2011		As at January 1, 2011
US$ MILLIONS	Previously Presented	Restated	Previously Presented	Restated
Consolidated Statements of Financial Position
Non-controlling interest—Redeemable Partnership Units held by Brookfield	$—	$1,133	$—	$887
Limited Partners'	4,182	3,049	3,348	2,461
Consolidated Statements of Partnership Capital
Non-controlling interest—Redeemable Partnership Units held by Brookfield	$—	$1,133	$—	$887
Limited Partners'	4,182	3,049	3,348	2,461

	For the year ended December 31,
	2011		2010
US$ MILLIONS	Previously Presented	Restated	Previously Presented	Restated
Consolidated Statements of Operating Results
Net income attributable to:
Non-controlling Interest—Redeemable Partnership Units held by Brookfield	$—	$51	$—	128
Limited Partners'	182	131	425	297
Consolidated Statements of Comprehensive Income
Comprehensive income attributable to:
Non-controlling Interest—Redeemable Partnership Units held by Brookfield	$—	$110	$—	155
Limited Partners'	394	284	503	348
(s)
Critical Accounting Judgments and Key Sources of Estimation Uncertainty

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

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

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(i)
Common control transactions

        IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Statements of Financial Position, Statements of Operating Results, Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

(ii)
Classification of assets and liabilities as held for sale

        Brookfield Infrastructure's accounting policy relating to assets held for sale is described in note 3(p). In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the Partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Partnership.

(iii)
Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in note 3(n). The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships.

(iv)
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

(v)
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

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(vi)
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

(vii)
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

(viii)
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

        Other estimates utilized in the preparation of the partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

        Other critical judgments utilized in the preparation of the partnership's financial statements include the determination of functional currency.

(t)
Recently Adopted Accounting Policies

        On January 1, 2012, Brookfield Infrastructure adopted amendments to IAS 12, Income Taxes. Under these amendments, an entity is required to measure the deferred tax relating to an asset depending whether the entity expects to recover the carrying amount of the asset through use or sale. Implementation of amendments to IAS 12 did not have a material impact on Brookfield Infrastructure's consolidated financial statements.

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(u)
Future Changes in Accounting Policies

(i)
Consolidated Financial Statements, Joint Ventures and Disclosures

        In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements ("IFRS 10"), IFRS 11, Joint Arrangements ("IFRS 11"), IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), and amended two standards: IAS 27, Separate Financial Statements ("IAS 27"), and IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013.

        IFRS 10 replaces IAS 27 and SIC-12, Consolidation-Special Purpose Entities ("SIC-12"). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude if it controls an investee: power over the investee's financial and operating decisions, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee and its exposure or rights to variable returns. IFRS 10 requires continuous reassessment of changes in an investor's power over the investee and changes in the investor's exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

        IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-13, Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

        IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity's conclusion during the reporting period. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

(ii)
Fair Value Measurements

        In May 2011, the IASB issued IFRS 13, Fair Value Measurements ("IFRS 13"). IFRS 13 establishes a single source of fair value measurement guidance and sets out fair value measurement disclosure requirements. The standard requires that information be provided in the financial statements

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

that enables the user to assess the methods and inputs used to develop fair value measurements, and for reoccurring fair value measurements that use significant unobservable inputs, and the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Brookfield Infrastructure is currently evaluating the impact of IFRS 13 on its consolidated financial statements.

(iii)
Presentation of Items of Other Comprehensive Income

        In June 2011, the IASB made amendments to IAS 1, Presentation of Financial Statements ("IAS 1"). The amendments require that items of other comprehensive income are grouped into two categories: items that will be reclassified subsequently to profit or loss; and items that will be reclassified subsequently directly to equity. Income tax on items of other comprehensive income are required to be allocated on the same basis. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Brookfield Infrastructure does not expect the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(iv)
Financial Instruments

        IFRS 9 Financial Instruments ("IFRS 9") was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

NOTE 4.  ACQUISITIONS OF BUSINESSES

(a)   Acquisition of U.K. Regulated Distribution operation

        On November 13, 2012, Brookfield Infrastructure acquired a 100% interest in Inexus Group Limited, its U.K. regulated distribution operation, for consideration of $468 million. As Brookfield Infrastructure has the right to elect the majority of the Board of Directors thereby providing Brookfield Infrastructure with control, the partnership will consolidate the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$468

Net consideration	$468

Fair value of assets and liabilities acquired as at November 13, 2012 (provisional)(1):

US$ MILLIONS
Cash	$5
Accounts receivable and other	14
Intangible assets	97
Deferred income tax assets	106
Property, plant and equipment	1,410
Accounts payable and other	(70)
Non-recourse borrowings	(545)
Financial liabilities	(323)
Deferred income tax liability	(253)

Net assets acquired	$441

(1)
The fair values of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis as this business was acquired in close proximity to the year end, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

        The excess of the contribution transferred by Brookfield over its share of the fair value of the operations' net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$468
Fair value of net assets acquired before non-controlling interest	(441)

Goodwill arising on acquisition	$27

        The goodwill recorded on acquisition represents the value of the anticipated growth in the number of new sales connections adding to the regulated asset base. None of the goodwill recognized is expected to be deductible for income tax purposes.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012 include $20 million of revenue and $7 million of net loss from the U.K. regulated distribution operation.

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(b)   Acquisition of Chilean Toll Roads

        On December 16, 2011, Brookfield Infrastructure invested $159 million for a 25% interest in Sociedad Concesionario Vespucio Norte Express S.A. ("AVN"), a Chilean toll road, through a Brookfield sponsored partnership. At that time, the investment was classified as an investment in an associate and accounted for using the equity method.

        On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

        Brookfield Infrastructure accounted for this transaction as a deemed disposition of its 25% interest in AVN for consideration equal to the fair market value of the equity interest with a concurrent acquisition of 51% of AVN. The deemed disposition was accounted for as follows:

US$ MILLIONS
Fair value of net assets in AVN as of date of obtaining control	$163
Less: carrying value of investment in AVN immediately before obtaining control	171

Loss on deemed disposition of equity interest ("remeasurement loss")	(8)
Amounts recognized in OCI in relation to AVN	16

Fair value gains and other items arising from AVN acquisition	$8

(1)
Fair value gains and other items arising from the acquisition of $8 million was recognized as fair value gains and other items on the Statements of Operating Results.

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$170
Fair value of net assets in AVN as of date of obtaining control	163

Net consideration	$333

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Fair value of assets and liabilities acquired as at October 1, 2012 (provisional)(1):

US$ MILLIONS
Cash	$69
Accounts receivable and other(2)	53
Intangible assets	1,443
Accounts payable and other	(32)
Non-recourse borrowings	(772)
Deferred income tax liability	(108)
Non-controlling interest(3)	(320)

Net assets acquired	$333

(2)
The fair values of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis as this business was acquired in close proximity to the period end, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

(3)
The gross contractual amount of the acquired identifiable accounts receivable and other is $38 million. The estimated contractual cash flows not expected to be collected at the acquisition date is $10 million.

(4)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the Chilean toll roads.

        See note 3(s), "Critical Accounting Judgments and Key Sources of Estimation Uncertainty", for further discussion of significant assumptions used in measuring these fair values.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012 include $27 million of revenue and $9 million of net income from the Chilean toll roads.

(c)   Acquisition of North American District Energy operation

        On October 31, 2012, Brookfield Infrastructure acquired a 25% interest in Enwave Energy Corporation, its North American district energy operation, for consideration of $74 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expense on the consolidated statement of operating results.

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$74

Net consideration	$74

Fair value of assets and liabilities acquired as at October 31, 2012 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$9
Property, plant and equipment	560
Accounts payable and other	(15)
Non-recourse borrowings(2)	(187)
Deferred income tax liability	(77)

Net assets acquired before non-controlling interest	290
Non-controlling interest(3)	(216)

Net assets acquired	$74

(1)
The fair values of all acquired assets, liabilities and goodwill for this operation has been determined on a provisional basis as this business was acquired in close proximity to the period end, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

(2)
Non-recourse borrowings which has $100 million of holding company debt drawn on the acquisition date.

(3)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the North American district energy operation.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012 include $13 million of revenue and $nil of net income from the North American district energy operation.

(d)   Acquisition of North American Gas Storage Business

        On April 25, 2012, Brookfield Infrastructure acquired a 22% interest in Warwick Gas Storage LP, its North American gas storage business, for consideration of $16 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$16

Net consideration	$16

Fair value of assets and liabilities acquired as at April 25, 2012:

US$ MILLIONS
Cash	$2
Property, plant and equipment	126
Accounts payable and other	(3)
Non-recourse borrowings(1)	(17)
Financial liabilities	(31)
Deferred income tax liability	(4)

Net assets acquired before non-controlling interest	73
Non-controlling interest(2)	(57)

Net assets acquired	$16

(1)
Non-recourse borrowings includes $17 million of holding company debt drawn on the acquisition date.

(2)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured as the proportionate share of the fair value of assets and liabilities at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the North American gas storage business.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012 include $11 million of revenue and $2 million of net loss from the North American gas storage business.

(e)   Acquisition of Colombian Regulated Distribution Operation

        On January 27, 2012, Brookfield Infrastructure acquired a 17% interest in Empresa de Energia de Boyaca S.A., its Colombian distribution operation, for consideration of $55 million through a Brookfield sponsored infrastructure fund, as a platform to build a broad based electricity business in Colombia. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $4 million were expensed at the acquisition date and recorded as other expense on the consolidated statement of operating results.

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$55

Net consideration	$55

Fair value of assets and liabilities acquired as at January 27, 2012:

US$ MILLIONS
Cash	$44
Property, plant and equipment	633
Accounts payable and other	(15)
Financial liabilities	(40)
Non-recourse borrowings(1)	(172)
Deferred income tax liability	(152)

Net assets acquired before non-controlling interest	298
Non-controlling interest(2)	(261)

Net assets acquired	$37

(1)
Non-recourse borrowings includes $139 million of holding company debt drawn on the acquisition date.

(2)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date. Brookfield Infrastructure determined fair value utilizing the income method based on calculating the estimated future discounted cash flows of the Colombian regulated distribution operation. Key valuation assumptions include a discount rate of 13% and a terminal valuation of approximately 20 years.

        The excess of the contribution transferred by Brookfield over its share of the fair value of the Colombian regulated distribution operations' net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$55
Consideration paid by non-controlling interest	$261

Total consideration paid	316
Fair value of net assets acquired before non-controlling interest	(298)

Goodwill arising on acquisition	$18

        The goodwill recorded on acquisition represents the expected growth arising from its position as an incumbent in a fragmented electricity distribution industry in a region with emerging coal, steel and

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

cement industries. None of the goodwill recognized is expected to be deductible for income tax purposes.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012, include $188 million of revenue, and $5 million of net income from the Colombian regulated distribution operation.

(f)    Acquisition of Prime

        On November 20, 2009, Brookfield Infrastructure acquired 40% of Prime for cash consideration of $666 million. At that time, the investment was classified as an investment in an associate and accounted for using the equity method. Prime held various interests in assets, including an Australian regulated terminal operation, Australian railroad operation, Australian energy distribution operation and European energy distribution operation.

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

        Effective December 31, 2010, the partnership also entered into an arrangement with an affiliate of Brookfield whereby the partnership gained effective control of its Australian regulated terminal operation. The arrangement has been accounted for in accordance with Brookfield Infrastructure's accounting policy with respect to transfers between entities under common control. See note 3(b) for further details.

        Brookfield Infrastructure accounted for these transactions as a deemed disposition of its 40% interest in Prime and its interest in the Australian regulated terminal operation for consideration equal to the fair market value of the equity interest combined with a concurrent acquisition of 100% of

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Prime and the Australian regulated terminal operation. The deemed disposition was accounted for as follows:

US$ MILLIONS
Fair value of net assets in Prime and Australian regulated terminal as of date of obtaining control	$1,002
Less: Carrying value of investment in Prime and Australian regulated terminal immediately before obtaining control	777

Gain on deemed disposition of equity interest ("remeasurement gain")	225
Amounts recognized in OCI in relation to Prime and Australian regulated terminal	14

Fair value gains and other items arising from Prime acquisition	$239

        The following summarizes the major classes of consideration transferred, and the assets acquired and liabilities assumed at the acquisition date as a result of the concurrent acquisition of Prime and the Australian regulated terminal operation.

Consideration transferred

US$ MILLIONS
2010:
Cash (net of equity issuance costs)	$(5)
Equity instruments	(1,069)
Fair value of interest in Prime and Australian regulated terminal	(1,002)

Net consideration	$(2,076)

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Fair value of assets and liabilities acquired as at December 8, 2010:

US$ MILLIONS
2010:
Cash	$125
Accounts receivable and other	2,150
Property, plant and equipment	2,067
Intangible assets	2,490
Investments in associates	797
Deferred income tax asset	372
Accounts payable and other	(2,348)
Non-recourse borrowings	(2,606)
Deferred income tax liability	(615)
Non-controlling interest(1)	(199)

Net assets acquired	$2,233

(1)
The non-controlling interest in Prime recognized at the acquisition date relates to the remaining interest in the Australian regulated terminal operation owned by third parties and was measured at fair value of the non-controlling interest, amounting to $199 million.

Excess of fair value over consideration paid

        An excess of fair value over consideration paid of $157 million was recognized as follows:

US$ MILLIONS
Fair value of net assets acquired	$2,233
Consideration paid	(2,076)

Bargain purchase gain	$157

        Brookfield Infrastructure reassessed the identification and measurement of assets and liabilities and the measurement of costs. This reassessment resulted in no changes and thus the bargain purchase gain of $157 million and remeasurement gain of $239 million were recognized immediately as fair value gains and other items on the Statements of Operating Results. Brookfield Infrastructure considers that the gain is reflective of industry conditions at the time of the negotiation of the acquisition.

        See note 3(s), "Critical Accounting Judgments and Key Sources of Estimation Uncertainty", for further discussion of significant assumptions used in measuring these fair values.

        As this transaction resulted in a bargain purchase gain there was no recognized goodwill which would be expected to be deductible for income tax purposes.

        Had the U.K. regulated distribution operation, Chilean toll roads, North American district energy operation, North American gas storage business, and Colombian regulated distribution operation business combinations been effective January 1, 2012, the revenue of Brookfield Infrastructure from continuing operations would have been $2,531 million (unaudited) and the income for the year from continuing operations would have been $137 million (unaudited). Brookfield Infrastructure considers

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

these pro-forma numbers to represent an approximate measure of the performance of the consolidated group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and income, management has:

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

NOTE 5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

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

Classification of Financial Instruments

        Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in net income.

        Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operating Results, within Other Expenses, in the period in which they arise.

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Carrying Value and Fair Value of Financial Instruments

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2012:

US$ MILLIONS	FVTPL	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$263	$263
Accounts receivable and other assets	—	372	372
Restricted cash	—	17	17
Financial assets (current and non-current)(1)	99	—	99

Total	$99	$652	$751

Financial liabilities
Corporate borrowings	$—	$946	$946
Non-recourse borrowings (current and non-current)	—	6,993	6,993
Accounts payable and other liabilities	—	582	582
Preferred Shares	—	20	20
Financial liabilities (current and non-current)(1)	650	235	885

Total	$650	$8,776	$9,426

(1)
Derivative instruments which are elected for hedge accounting totaling $1 million are included in Other financial assets and $234 million of derivative instruments are included in Other financial liabilities.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2011:

US$ MILLIONS	FVTPL	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$153	$153
Accounts receivable and other assets	—	415	415
Restricted cash	—	28	28
Financial assets (current and non-current)(1)	109	—	109

Total	$109	$596	$705

Financial liabilities
Corporate borrowings	$—	$—	$—
Non-recourse borrowings	—	4,885	4,885
Accounts payable and other liabilities	—	670	670
Preferred shares	—	20	20
Financial liabilities (current and non-current)(1)	245	—	245

Total	$245	$5,575	$5,820

(1)
Derivative instruments which are elected for hedge accounting totaling $99 million are included in Other financial assets and $205 million of derivative instruments are included in Other financial liabilities.

        The following table provides the carrying values and fair values of financial instruments as at December 31, 2012 and December 31, 2011:

	Dec. 31, 2012		Dec. 31, 2011
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$263	$263	$153	$153
Accounts receivable and other assets	597	597	415	415
Restricted cash	17	17	28	28
Financial assets (current and non-current)	99	99	109	109

Total	$976	$976	$705	$705

Financial liabilities
Corporate borrowings	$946	$946	$—	$—
Non-recourse borrowings	6,993	7,292	4,885	4,838
Accounts payable and other liabilities	582	582	670	670
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	855	855	245	245

	$9,396	$9,695	$5,820	$5,773

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Hedging Activities

        Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

        Brookfield Infrastructure uses the following cash flow hedges: interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the year ended December 31, 2012, pre-tax net unrealized losses of $29 million (2011: losses of $94 million, 2010: gain of $15 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2012, there was a net unrealized derivative liability balance of $146 million relating to derivative contracts designated as cash flow hedges (2011: $118 million).

Net Investment Hedges

        Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2012, unrealized pre-tax net losses of $19 million (2011: gains of $30 million, 2010: losses of $18 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $10 million gain (2011: loss of $60 million, 2010: loss of $33 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2012, there was a net unrealized derivative liability balance of $6 million relating to derivative contracts designated as net investment hedges (2011: net unrealized derivative asset balance of $12 million).

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Fair Value Hierarchical Levels

        Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2	—

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts, other financial assets carried at fair value in an inactive market and redeemable fund units.

Level 3	—

Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are power purchase contracts, subordinated mortgaged-backed securities, interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest's share of net assets of limited life funds.

        Assets and liabilities measured at fair value on a recurring basis include $99 million (2011: $109 million) of financial assets and $885 million (2011: $245 million) of financial liabilities which are measured at fair value using valuation inputs based on management's best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	Dec. 31, 2012			Dec. 31, 2011
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Cash equivalents	$—	$12	$—	$—	$5	$—
Other financial assets (current and non-current)	—	99	—	—	109	—

Financial liabilities
Other financial liabilities (current and non-current)	$—	$885	$—	$—	$245	$—

(1)
Other financial assets and liabilities relate to derivative instruments.

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 6.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2012	2011
Cash	$251	$148
Cash equivalents	12	5

Total cash and cash equivalents	$263	$153

NOTE 7.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2012	2011
Current:
Accounts receivable	$343	$179
Prepayments & other assets	29	36

Total current	$372	$215

Non-current:
Deferred financing costs(1)	$3	$10
Other assets	222	190

Total non-current	$225	$200

(1)
Deferred financing costs are amortized to interest expense over the term of the borrowing.

NOTE 8.  INVENTORY

US$ MILLIONS	2012	2011
Current:
Raw Materials and consumables	$108	$87

Carrying amount of inventories	$108	$87

        The amount of write down of inventories recognized as an expense in 2012 is $nil (2011: $nil, 2010: $nil), which is recognized in direct operating costs on the Statements of Operating Results.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2012	2011
Current:
Foreign currency contracts	$—	$19
Other	3	4

Total current	$3	$23

Non-current:
Restricted cash(1)	$17	$28
Cross currency interest rate swaps	96	86

Total non-current	$113	$114

(1)
Restricted cash can only be used as a reserve for servicing debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Statements of Cash Flows.

NOTE 10.  INVESTMENTS IN ASSOCIATES

        The following table presents the ownership interest and carrying values of Brookfield Infrastructure's investments in associates:

	Ownership Interest		Carrying Value
US$ MILLIONS	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Australasian energy distribution	42%	42%	$384	$296
European port operation	40%	40%	147	142
North American gas transmission operation	26%	26%	594	395
South American transmission operation(1)	28%	18%	669	373
Texas electricity transmission project(2)	11%	11%	15	5
South American toll road(3)	n/a	25%	n/a	159
Brazilian toll road(4),	15%	—	346	—
Other(5)	30-50%	30-50%	24	30

Total			$2,179	$1,400

(1)
In October 2012, Brookfield Infrastructure agreed to purchase an additional 10% investment in its South American transmission operations from Brookfield for proceeds of $235 million, subject to satisfaction of customary conditions, increasing Brookfield Infrastructure's total ownership to 28%. The purchase was completed in January 2013 with an effective date of October 1, 2012.

(2)
Brookfield Infrastructure has significant influence via a relationship agreement with Brookfield. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(3)
Brookfield Infrastructure invested $159 million in a Chilean toll road asset in December 2011 through a Brookfield sponsored partnership. On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, through a Brookfield sponsored partnership, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(4)
On December 3, 2012, Brookfield Infrastructure, through a joint venture formed between a Brookfield sponsored fund and Abertis Infraestructuras, S.A. ("Abertis"), acquired 15% of a Brazilian toll road asset. Brookfield Infrastructure has significant influence through Brookfield's position in the joint venture. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(5)
Other includes Brookfield Infrastructure's Social Infrastructure assets.

        The following table represents the change in the balance of investments in associates:

US$ MILLIONS	2012	2011
Balance at beginning of year	$1,400	$1,089
Share of income for the year	1	76
Share of reserves for the year—OCI	138	120
Foreign currency translation	58	(50)
Distributions	(63)	(31)
Net additions	816	196
Deemed disposal	(171)	—

Balance at end of year	$2,179	$1,400

        The following table presents the gross assets and liabilities of Brookfield Infrastructure's investments in associates:

US$ MILLIONS	2012	2011
Financial position
Total assets	$23,976	$18,717
Total liabilities	(16,563)	(13,564)

Net assets	$7,413	$5,153

        The following table presents the gross and net income of the Brookfield Infrastructure's investments in associates:

US$ MILLIONS	2012	2011	2010
Financial performance
Total revenue	$2,298	$2,443	$1,942
Total income for the year	15	398	147
Brookfield Infrastructure's share of associates' income	1	76	52

        The fair value as at December 31, 2012, of Brookfield Infrastructure's investments in associates for which there are published price quotations is $nil (2011: $nil, 2010: $nil).

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 11.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2011	$765	$1,567	$293	$560	$3,185
Additions (disposals)	94	439	16	(2)	547
Reclassified from held for sale	151	—	—	—	151
Fair value adjustment	13	233	8	—	254
Reversal of impairment losses recognized in profit or loss	—	—	—	19	19
Net foreign currency exchange differences	(27)	1	—	(7)	(33)

Balance at December 31, 2011	$996	$2,240	$317	$570	$4,123

Additions (disposals)	90	434	34	(14)	544
Acquisitions through business combinations	2,035	3	686	—	2,724
Fair value adjustment	110	277	32	—	419
Reversal of impairment losses recognized in profit or loss	—	—	—	95	95
Net foreign currency exchange differences	89	46	13	—	148

Balance at December 31, 2012	$3,320	$3,000	$1,082	$651	$8,053

Accumulated depreciation:
Balance at January 1, 2011	$(31)	$(18)	—	$(5)	$(54)
Depreciation expense	(27)	(50)	(13)	(2)	(92)
Fair value adjustment	35	35	—	—	70
Net foreign currency exchange differences	21	6	(3)	2	26

Balance at December 31, 2011	$(2)	$(27)	$(16)	$(5)	$(50)

Depreciation expense	(64)	(96)	(23)	(1)	(184)
Fair value adjustment	58	82	13	—	153
Reversal of impairment losses recognized in profit or loss	—	—	—	1	1
Net foreign currency exchange differences	(2)	(2)	1	—	(3)

Balance at December 31, 2012	$(10)	$(43)	$(25)	$(5)	$(83)

Net book value:
December 31, 2012	$3,310	$2,957	$1,057	$646	$7,970

December 31, 2011	$994	$2,213	$301	$565	$4,073

        The effective date of revaluation for all asset classes is December 31, 2012 and 2011. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.

        At December 31, 2012, Brookfield Infrastructure carried out a review of the fair value of its Utility property, plant and equipment, resulting in a gain from revaluation of $168 million (2011: $48 million) which was recognized in revaluation surplus in the Statements of Comprehensive Income. Key valuation assumptions include a weighted average discount rate of 10% (2011: 12%) and a weighted average terminal valuation date of approximately 13 years (2011: 10 years). The carrying amount of Utility

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

property, plant and equipment that would have been recognized had the assets been carried under the cost model is $3,094 million (2011: $946 million).

        At December 31, 2012, Brookfield Infrastructure carried out a review of the fair value of its Transport property, plant and equipment. A gain from revaluation of $359 million (2011: $268 million) was recognized in revaluation surplus in the Statements of Comprehensive Income. Key valuation assumptions include a weighted average discount rate of 11% (2011: 8%) and a weighted average terminal valuation date of approximately 10 years (2011: 10 years). The carrying amount of Transport assets that would have been recognized had the assets been carried under the cost model is $2,322 million (2011: $1,937 million).

        At December 31, 2012, Brookfield Infrastructure carried out a review of the fair value of its Energy property, plant and equipment. A gain from revaluation of $45 million (2011: $8 million) was recognized in revaluation surplus in the Statements of Comprehensive Income. Key valuation assumptions include a weighted average discount rate of 11% (2011: 12%) and a weighted average terminal valuation date of approximately 16 years (2011: 10 years). The carrying amount of Energy assets that would have been recognized had the assets been carried under the cost model is $1,012 million (2011: $301 million).

        At December 31, 2012, Brookfield Infrastructure carried out a review of the fair value of its U.S. and Canadian freehold timberlands' property, plant and equipment. The review led to the recognition of a gain from revaluation of $95 million (2011: gain from revaluation of $19 million) which, as a reversal of a prior period impairment, has been recognized as fair value adjustments in the Statements of Operating Results. Fair value was determined based on an independent appraisal. Key valuation assumptions include a weighted average real discount rate of 6% (2011: 7%) and an average terminal valuation date of approximately 90 years (2011: 90 years). The carrying amount of Timber assets that would have been recognized had the assets been carried under the cost model is $550 million (2011: $565 million). The reversal of impairment losses in the years ended December 31, 2012 and 2011 resulted primarily from a decrease in discount rates based on comparable transactions observed in the market and a recovery in timber prices.

NOTE 12.  INTANGIBLE ASSETS

US$ MILLIONS	2012	2011
Cost	$4,566	$2,955
Accumulated amortization	(69)	(31)

Net intangible assets	$4,497	$2,924

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2012	Dec. 31, 2011
Australian regulated terminal	$2,592	$2,555
Chilean toll roads	1,421	—
U.K. port operation	348	330
Other(1)	136	39

Total	$4,497	$2,924

(1)
Other intangibles are comprised of easements and permits to use and operate on government land.

        The intangible asset at Brookfield Infrastructure's Australian regulated terminal operation and Chilean toll roads relate to service concession arrangements.

        The terms and conditions of access to the Australian regulated terminal's services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure's Australian regulated terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and with an option to extend the arrangement an additional 50 years.

        The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas ("MOP"). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for Chilean Consumer Price Index plus a maximum of 3.5%, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033 at which point the constructed assets will be returned to the MOP.

        The intangible asset at Brookfield Infrastructure's U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

        The carrying value as at December 31, 2012, of Brookfield Infrastructure's indefinite lived intangibles is $348 million (2011: $330 million).

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following table presents the change in the balance of the intangible assets:

US$ MILLIONS	2012	2011
Costs at beginning of the year	$2,955	$2,907
Additions	24	20
Acquisitions through business combinations	1,541	—
Reclassified from held for sale	—	37
Foreign currency translation	46	(9)

Costs at end of year	$4,566	$2,955

        The following table presents the accumulated amortization and accumulated impairment losses for Brookfield Infrastructure's intangible assets:

US$ MILLIONS	2012	2011
Accumulated amortization at beginning of year	$(31)	$(4)
Amortization	(35)	(28)
Foreign currency translation	(3)	1

Accumulated amortization at end of year	$(69)	$(31)

NOTE 13.  STANDING TIMBER

US$ MILLIONS	Standing Timber
Gross Carrying Amount:
Balance at January 1, 2011	$2,578
Additions	—
Disposals	—
Gain arising from growth	186
Decrease resulting from harvest	(201)
Fair value adjustment	324
Net foreign currency exchange	—
Other	3

Balance at December 31, 2011	$2,890

Additions	—
Disposals	—
Gain arising from growth	155
Decrease resulting from harvest	(170)
Fair value adjustment	122

Balance at December 31, 2012	$2,997

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        As at December 31, 2012, Brookfield Infrastructure carried out a review of the recoverable amount of its standing timber. The review led to the recognition of a gain from revaluation of $122 million (2011: $324 million) in Brookfield Infrastructure's U.S. and Canadian freehold timberlands, which has been recognized in the Statements of Operating Results. Fair values are determined by calculating the discounted future cash flows of the standing timber. A valuation by an independent appraiser is completed annually for the purposes of the Partnership's determination of fair value. Key valuation assumptions include a weighted average real discount rate of 7% (2011: 7%) and an average terminal valuation of approximately 90 years (2011: 90 years).

NOTE 14.  GOODWILL

US$ MILLIONS	Dec. 31, 2012	Dec. 31, 2011
Cost	$591	$591
Acquisitions through business combinations(1)	45	—

Total	$636	$591

(1)
Refer to Note 4 for further detail.

        Upon the acquisition of U.S freehold timberlands by Brookfield Infrastructure, a deferred tax liability of approximately $591 million was recorded. The deferred tax liability arose because tax bases of the net assets, to Brookfield, were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $591 million. This goodwill is attributable to a single cash-generating unit (CGU) and is tested for impairment annually using a fair value less costs to sell model. Key valuation assumptions include a real discount rate of 5.8% (2011: 6.3%) and a terminal valuation period of approximately 100 years (2011: 100 years).

NOTE 15.  INVESTMENT PROPERTIES

US$ MILLIONS	U.K. port operation	HBU(1)	Total
Gross carrying amount:
Balance at January 1, 2011	$140	$35	$175
Additions	—	4	4
Disposals	(2)	—	(2)
Fair value adjustments	11	4	15
Foreign exchange differences	3	(1)	2

Balance at December 31, 2011	$152	$42	$194
Additions	—	15	15
Disposals	(3)	—	(3)
Fair value adjustments	4	(2)	6
Foreign exchange differences	4	1	1

Balance at December 31, 2012	$157	$56	$213

(1)
HBU is defined as "higher and better use" lands.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        At December 31, 2012, an $4 million gain and $2 million loss were recognized for the U.K. Port operation and HBU properties, respectively (2011: $11 million gain and $4 million gain, respectively). Fair values are generally determined by calculating the discounted future cash flows of the properties. A valuation by an independent appraiser is completed annually for the purposes of the Partnership's determination of fair value.

NOTE 16.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2012	2011
Current:
Accounts payable(1)		$260	$166
Other liabilities		204	181
Deferred revenue	(i)	104	14
Provisions		14	9

Total current		$582	$370

Non-current:
Deferred revenue	(i)	344	257
Provisions		69	7
Pension liability(2)		75	5
Other liabilities		32	31

Total non-current		$520	$300

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
See Note 30 for further details.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 33.

(i)
Deferred revenue

        Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure's Australian railroad operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access arrangement with the contributor.

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 17.  FINANCIAL LIABILITIES

US$ MILLIONS	2012	2011
Current:
Foreign currency forward contracts	$8	$—
Interest rate swaps	38	11

Total current financial liabilities	$46	$11

Non-current:
Deposit payable(1)	$235	$—
Interest rate swaps	229	201
Inflation swaps	336	33
Other financial liabilities	39	—

Total non-current financial liabilities	$839	$234

(1)
In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was granted to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under terms under certain pre-defined contractual terms. In the event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor has the right to request repayment of the £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability. Subsequent to year end, the UK regulated distribution operation completed a refinancing of the bridge facility put in place for the acquisition and recapitalization of the UK regulated distribution operation, raising £600 million of debt with an average term of 13 years and a weighted average rate of 4%, consistent with certain pre-defined contractual terms. As a result, subsequent to the year end, the financial liability was derecognized and the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary.

NOTE 18.  BORROWINGS

(a)
Corporate Borrowings

        Brookfield Infrastructure has a $855 million senior secured revolving credit facility used for general working capital including acquisitions. The $855 million is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on September 13, 2016. All obligations of Brookfield Infrastructure under the facility are guaranteed by certain subsidiaries of Brookfield Infrastructure and are secured on a subordinated basis by the assets of Brookfield Infrastructure and the guarantors. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.25%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 25% of the applicable margin per annum. As at December 31, 2012, $546 million was drawn on the credit facility (2011: $nil) and $92 millions of letters of credit issued (2011: $51 million). Subsequent to year end, Brookfield Infrastructure amended the facility to increase the available commitments to $900 million.

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

(b)
Non-Recourse Borrowings

        The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	December 31, 2012	December 31, 2011
Current	$663	$145
Non-current	6,330	4,740

Total	$6,993	$4,885

        Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate	Total
2013	$59	$46	$105	$453	$—	$663
2014	981	960	15	—	—	1,956
2015	23	15	1	408	—	447
2016	352	15	87	—	—	454
2017	15	15	22	—	—	52
Thereafter	1,777	943	88	613	—	3,421

Total—Dec. 31, 2012	$3,207	$1,994	$318	$1,474	$—	$6,993

Total—Dec. 31, 2011	$2,337	$868	$94	$1,472	$114	$4,885

        The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate	Total
Dec. 31, 2012	4%	6%	5%	6%	3%	5%
Dec. 31, 2011	7%	8%	7%	6%	9%	7%

        Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS	Dec 31, 2012	Local Currency			Dec 31, 2011	Local Currency
U.S. dollars	$1,629	US$		$1,629	$2,236	US$	2,236
Australian dollars	2,714	A$		2,611	1,668	A$	1,635
Canadian dollars	333	C$		330	115	C$	118
British pounds	1,387			£854	752		£484
New Zealand dollars	—	N$		—	114	N$	147
Chilean Unidad de Fomento	754	UF	(1)	16	—	—	—
Colombian Peso	176	COP		311,176	—	COP	—

(1)
Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 19.  SUBSIDIARY PUBLIC ISSUERS

        In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the "Issuers"), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The debt securities or preference shares would be unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Corporation and BIP Bermuda Holdings I Limited.

        The following debt securities were issued as of December 31, 2012:

        On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

        The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

For the twelve months ended December 31, 2012	Brookfield Infrastructure(1)	The Issuers	Subsidiaries of the Partnership other than the Issuers(2)	Consolidating Adjustments(3)	Brookfield Infrastructure Consolidated
Revenue	$—	$—	$2,004	$—	$2,004
Net Income attributable to Partnership	64	—	579	(537)	106
For the twelve months ended December 31, 2011
Revenue	$—	$—	$1,636	—	$1,636
Net Income attributable to Partnership	131	—	556	(500)	187
As at December 31, 2012
Current assets	$—	$3	$757	$(3)	$757
Long-term assets	3,592	403	18,961	(3,995)	18,961
Current liabilities	—	3	1,291	(3)	1,291
Long-term liabilities	—	403	12,166	(1,950)	10,619
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	1,365	—	1,365
Non-controlling interests— in operating subsidiaries	—	—	2,784	—	2,784
As at December 31, 2011
Current Assets	$—	$—	$478	—	$478
Long-term assets	3,007	—	12,791	(3,007)	12,791
Current liabilities	—	—	526	—	526
Long-term liabilities	—	—	8,271	(1,417)	6,854
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	1,133	—	1,133
Non-controlling interests— in operating subsidiaries	—	—	1,683	—	1,683

(1)
Includes investments in all subsidiaries of the Partnership under the equity method.

(2)
Includes investments in all subsidiaries of the Partnership other than the Issuers on a consolidated basis.

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(3)
Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

NOTE 20.  PREFERRED SHARES

        As at December 31, 2012, Brookfield Infrastructure (Canada) Holdings Inc, Brookfield Infrastructure Corporation, and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, for proceeds of $5 million, $5 million and $10 million, respectively (2011: $5 million, $5 million and $10 million, respectively). Each preferred share is non-voting preferred and is redeemable at $25 per share (except in the case of the preferred shares issued by Brookfield Infrastructure Corporation, which is redeemable for $5 million) together with any accrued and unpaid dividends at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions, and that entitle the holder thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2012, there are no dividends in arrears.

NOTE 21.  REVENUES

        Brookfield Infrastructure's revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2012	2011	2010
Utilities
Regulated Terminal Operation	$441	$412	$25
Electricity Transmission	59	44	36
Regulated Distribution	356	94	7
Transport
Rail	287	205	15
Ports	204	209	185
Toll Roads	27	—	—
Energy
Energy Transmission, Distribution & Storage	138	151	12
District Energy	13	—	—
Timber	479	521	354

	$2,004	$1,636	$634

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2012	2011	2010
Interest on corporate facility	$5	$5	$—
Interest on non-recourse borrowings	397	324	136
	5	6	8

	$407	$335	$144

NOTE 23.  PAYROLL EXPENSE

        The partnership has no employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        Throughout the year, the Managing General Partner in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2012 (2011: less than $1 million, 2010: less than $1 million).

        For the year ended December 31, 2012, payroll expense at Brookfield Infrastructure's subsidiaries was $175 million (2011: $169 million; 2010: $112 million).

NOTE 24.  INCOME TAXES

        The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(a)
Deferred Income Tax Balances

        The sources of deferred income tax balances are as follows:

US$ MILLIONS	2012	2011
Deferred income tax assets
Tax losses carried forward	$293	$153
Financial instruments and other	248	186

	$541	$339

Deferred income tax liabilities
Property, plant and equipment, investment properties and standing timber	$(1,680)	($1,064)
Intangible assets	(683)	(430)

	$(2,363)	$(1,494)

Net deferred income tax liabilities	$(1,822)	$(1,155)

Reflected in the balance sheet as follows
Deferred tax assets	$142	$405
Deferred tax liabilities	(1,964)	(1,560)

Net deferred income tax liabilities	$(1,822)	$(1,155)

        The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1 2012	Net Income	OCI	Other	Acquisitions/ Dispositions	Dec. 31 2012
Deferred tax assets related to non-capital losses and capital losses	$153	$67	$(11)	$—	$84	$293
Deferred tax liabilities related to differences in tax and book basis, net	(1,308)	(97)	(150)	(20)	(540)	(2,115)

Net deferred tax liabilities	$(1,155)	$(30)	$(161)	$(20)	$(456)	$(1,822)

		Recognized in
US$ MILLIONS	Jan. 1 2011	Net Income	OCI	Other	Acquisitions/ Dispositions	Dec. 31 2011
Deferred tax assets related to non-capital losses and capital losses	$150	$13	$—	$(10)	—	$153
Deferred tax liabilities related to differences in tax and book basis, net	(1,070)	(167)	(71)	—	—	(1,308)

Net deferred tax liabilities	$(920)	$(154)	$(71)	$(10)	—	$(1,155)

        The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $613 million (2011—$357 million).

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Of the $613 million deductible temporary differences not recognized, $468 million (2011—$260 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $145 million (2011—$97 million) relate to non-capital losses, of which $59 million (2011—$nil) expire between 2024 and 2030 and $86 million (2011—$97 million) carry forward indefinitely and have no expiry dates.

(b)
Income Tax Recognized in Profit or Loss

        The major components of income tax expense include the following:

US$ MILLIONS	2012	2011	2010
Tax expense (benefit) comprises:
Current income tax expense	$16	$4	$6
Deferred income tax expense / (benefit)	30	154	(21)

Total income tax expense / (benefit)	$46	$158	$(15)

Net income before income tax expense reconciles income to tax expense (recovery) as follows:
Net income before income tax	$337	$598	$458

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	122	190	91
Change in substantively enacted tax rates	(13)	(15)	(5)
Earnings from investments in associates	1	(7)	—
Non-taxable portion of loss / (gain)	5	1	(82)
Income not assessable	(22)	(32)	(16)
Withholding taxes	—	3	2
Permanent differences and other	(47)	18	(5)

Income tax expense / (benefit) recognized in profit or loss	$46	$158	$(15)

        As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where the partnership's subsidiaries operate. The composite rate has increased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

        The partnership recognized $16 million of pre-acquisition deferred tax asset as a result of a business combination transaction that took place during the year.

        The partnership has approximately $1,465 million (2011: $1,083 million) of temporary differences associated with investments in subsidiaries and associates for which no deferred taxes have been provided.

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(c)
Income Tax Recognised Directly in Other Comprehensive Income

US$ MILLIONS	2012	2011	2010
Deferred tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(161)	$(94)	$—
Cash flow hedge	6	22	(2)
Other	(6)	1	(8)

Total income tax expense recognized directly in other comprehensive income	$(161)	$(71)	$(10)

NOTE 25.  PARTNERSHIP CAPITAL

        Brookfield Infrastructure's capital structure is comprised of three classes of partnership units: general partnership units, limited partnership units and Redeemable Partnership Units held by Brookfield.

        Limited partnership units entitle the holder to their proportionate share of distributions.

        General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. Further, in its capacity as the general partner of the Holding LP, the general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year, the partnership paid incentive distributions of $16 million (2011: $4 million, 2010: $nil).

        The Holding LP has issued 56.1 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units at the market price of the partnership. This right is subject to the partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the LP Units issued by Brookfield Infrastructure and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Infrastructure. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield. Brookfield Infrastructure reclassified the Redeemable Partnership Units that were previously presented as limited partnership units (formerly limited partners' equity) (See note 3).

        There are no units reserved for issue under options or other contacts.

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(a)   General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	2012	2011	2012	2011	2012	2011
Authorized to issue
On issue at January 1	1.1	1.1	132.3	112.9	133.4	114.0
Issued for cash	—	—	11.3	19.4	11.3	19.4

On issue at December 31	1.1	1.1	143.6	132.3	144.7	133.4

	General partner		Limited partners'		Total
US$ MILLIONS	2012	2011	2012	2011	2012	2011
Opening balance	$19	$19	$2,597	$2,136	$2,616	$2,155
Share issuance	—	—	358	461	358	461

Ending balance	$19	$19	$2,955	$2,597	$2,974	$2,616

        In August 2012, Brookfield Infrastructure issued 11.3 million Limited Partnership units at $33.25 per unit under our shelf registrations in the U.S. and Canada. In total, $370 million of gross proceeds were raised through the issuance and $15 million in equity issuance costs were incurred.

        In October 2011, Brookfield Infrastructure issued 19.4 million Limited Partnership units at $24.75 per unit under our shelf registrations in the U.S. and Canada. In total, $481 million of gross proceeds were raised through this issuance and $20 million in equity issuance costs were incurred.

        In June 2010, we implemented a distribution reinvestment plan ("the Plan") that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued less than 1 million units for proceeds of $3 million (2011: less than 1 million units for less than $1 million, 2010: less than 1 million units for proceeds of less than $1 million) under the Plan.

        The weighted average number of general partnership units outstanding for the year ended December 31, 2012 was 1.1 million (2011: 1.1 million; 2010: 1.1 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2012 was 136.9 million (2011: 116.5 million; 2010: 66.3 million).

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(b)   Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2012	2011
Authorized to issue
On issue at January 1	51.7	43.4
Issued for cash	4.4	8.3

On issue at December 31	56.1	51.7

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2012	2011
Opening balance	$942	$745
Share issuance	142	197

Ending balance	$1,084	$942

        In August 2012, Brookfield Infrastructure issued 4.4 million Redeemable Partnership Units to Brookfield for proceeds of $142 million.

        In October 2011, Brookfield Infrastructure issued 8.3 million Redeemable Partnership Units to Brookfield for proceeds of $677 million.

        The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the year ended December 31, 2012 was 53.5 million (2011: 44.9 million; 2010: 42.5 million).

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 26.  ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)   Attributable to Limited Partners'

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2009	$16	$30	$5	$6	$—	$57
Other comprehensive income (loss)	7	70	(34)	1	7	51

Balance at December 31, 2010	$23	$100	$(29)	$7	$7	$108
Other comprehensive income (loss)	248	(25)	(22)	(48)	—	153

Balance at December 31, 2011	$271	$75	$(51)	$(41)	$7	$261
Other comprehensive income (loss)	343	61	(6)	(22)	(8)	368

Balance at December 31, 2012	$614	$136	$(57)	$(63)	$(1)	$629

(b)   Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2009	$—	$(1)	$—	$—	$—	$(1)
Other comprehensive income (loss)	—	1	—	—	—	1

Balance at December 31, 2010	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	3	—	—	(1)	—	2

Balance at December 31, 2011	$3	$—	$—	$(1)	$—	$2
Other comprehensive income (loss)	3	1	(1)	—	—	3

Balance at December 31, 2012	$6	$1	$(1)	$(1)	$—	$5

(c)   Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Other Reserves	Accumulated Other Comprehensive Income
Balance at December 31, 2009	$11	$20	$4	$4	$—	$39
Other comprehensive income (loss)	4	35	(17)	1	4	27

Balance at December 31, 2010	$15	$55	$(13)	$5	$4	$66
Other comprehensive income (loss)	96	(10)	(8)	(18)	(1)	59

Balance at December 31, 2011	$111	$45	$(21)	$(13)	$3	$125
Other comprehensive income (loss)	137	25	(3)	(9)	(3)	147

Balance at December 31, 2012	$248	$70	$(24)	$(22)	$—	$272

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 27.  DISTRIBUTIONS

        For the year ended December 31, 2012, distributions to partnership unitholders were $288 million or $1.50 per partnership unit (2011: $218 million or $1.32 per unit, 2010: $117 million or $1.10 per unit).

        Additionally, incentive distributions were made to the general partner of $16 million (2011: $4 million, 2010: $nil).

NOTE 28.  CONTINGENT ASSETS & LIABILITIES

        Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $130 million. These guarantees are supported by cash on deposit with banks.

        The Partnership and is subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.

NOTE 29.  CONTRACTUAL COMMITMENTS

        In the normal course of business, the partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives and network upgrades at our Australian railroad operation and committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2012, the partnership had $425 million (2011: $487 million) of such commitments outstanding.

        In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to wholly owned subsidiaries of Brookfield (the "Manager") equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. This fee is recorded on the Statements of Operating Results in general and administrative expenses.

NOTE 30.  RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2012 was less than $1 million (2011: $4 million, 2010: $9 million). The discount rate used was 4.7% (2011: 5.0%, 2010: 5.5%) with an increase in the rate of compensation of 3.3% (2011: 3.9%, 2010: 4.1%) and an investment return rate of 5.0% (2011: 5.6%, 2010: 6.2%).

US$ MILLIONS	2012	2011
Plan assets	$227	$229
Less accrued benefit obligation	(302)	(234)

Accrued benefit liability	$(75)	$(5)

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 31.  RELATED PARTY DISCLOSURES

        In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

        The immediate parent of Brookfield Infrastructure is the Managing General Partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

(a)
Transactions with the immediate parent

        Throughout the year, the Managing General Partner, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged at cost to the Partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2012 (2011: less than $1 million, 2010: less than $1 million).

(b)
Transactions with other related parties

        Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Manager equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $86 million for the year ended December 31, 2012 (2011: $53 million, 2010: $28 million).

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

        During the year, $9 million was reimbursed at cost to the Manager (2011: $9 million, 2010: $16 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At December 31, 2012, Brookfield Infrastructure's deposit balance with Brookfield was less than $1 million (2011: $76 million) and earned interest of less than $1 million for the year (2011: less than $1 million, 2010: less than $1 million).

        In October 2012, Brookfield Infrastructure agreed to purchase an additional 10% investment in its South American transmission operations from Brookfield for proceeds of $235 million, subject to satisfaction of customary conditions, increasing Brookfield Infrastructure's total ownership to 28%. The

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

purchase was completed in January 2013 with an effective date of October 1, 2012. The transaction was measured at fair value as determined by an external valuation.

        Brookfield Infrastructure's North American district energy operation has various right-of-way easements on market terms with subsidiaries of Brookfield Office Properties Inc.

        In August 2011, Brookfield Infrastructure transferred its ownership in CSC to a Brookfield sponsored infrastructure fund for insignificant proceeds. Concurrently, the partnership entered into a voting agreement with Brookfield, whereby the partnership effectively maintains control of CSC. No gains or losses have been recognized relating to this transfer.

        In May 2011, Brookfield Infrastructure disposed of its interest in its U.S. hydro facility to an affiliate of Brookfield for proceeds of $10 million representing the original cost of the investment plus a notional interest charge. A $2 million gain was recognized relating to this disposal on the Statement of Operating Results in Other expenses.

NOTE 32.  DERIVATIVE FINANCIAL INSTRUMENTS

        Brookfield Infrastructure's activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

        The aggregate notional amount of Brookfield Infrastructure's derivative positions at December 31, 2012 and 2011 is as follows:

MILLIONS	Note	Dec. 31, 2012	Dec. 31, 2011
Foreign exchange contracts	(a)	$677	$569
Interest rates swaps	(b)	6,040	4,044

		$6,717	$4,613

        The following table presents the change in fair values of Brookfield Infrastructure's derivative positions during the years ended December 31, 2012 and 2011:

MILLIONS	Unrealized Gains During 2012	Unrealized Losses During 2012	Net Change During 2012	Net Change During 2011
Foreign exchange derivatives	$—	$(28)	$(28)	$37
Interest rate derivative	45	(116)	(71)	(90)

	$45	$(144)	$(99)	$(53)

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

(a)
Foreign Exchange

        Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2012 and 2011.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
MILLIONS	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Foreign exchange contracts
Australian dollars	$336	$138	1.02	1.02
British pounds	221	208	1.60	1.57
European Union euros	78	68	1.25	1.43
New Zealand dollars	42	27	0.79	0.81
Foreign exchange options
Australian dollars	—	128	—	1.05

	$677	$569

(b)
Interest Rates

        At December 31, 2012, Brookfield Infrastructure held interest rate swap contracts having an aggregate notional amount of $5,632 million (2011: $3,931 million). Brookfield Infrastructure's subsidiary held inflation linked swaps having an aggregate notional amount of $408 million (2011: $113 million).

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying Brookfield Infrastructure's derivative instruments by term to maturity as at December 31, 2012 and the comparative notional amounts at

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

December 31, 2011, for both derivatives that are fair value through profit or loss and derivatives that qualify for hedge accounting:

	Dec. 31, 2012				Dec. 31, 2011
MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$316	$104	$—	$420	$324
Interest rate derivatives
Interest rate swaps	182	—	—	182	488
Interest rate caps	—	34	—	34	33
Inflation linked swap	—	—	408	408	113

	$498	$138	$408	$1,044	$958

Elected for hedge accounting
Foreign exchange derivatives	$257	$—	$—	$257	$245
Interest rate derivatives
Interest rate swaps	1,308	2,801	1,307	5,416	3,410

	$1,565	$2,801	$1,307	$5,673	$3,655

        The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2012 and 2011 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2012			2011
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$5,416	$(29)	$(23)	$3,410	$(94)	$(1)
Net investment hedges	257	(20)	—	245	30	—

	$5,673	$(49)	$(23)	$3,655	$(64)	$(1)

        The interest rate swaps settle on a quarterly basis. The Partnership will settle the difference between the contracted fixed and floating interest rate on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Partnership's cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

NOTE 33.  FINANCIAL RISK MANAGEMENT

        Brookfield Infrastructure recognizes that risk management is an integral part of good management practice.

        Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments; capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)
Capital Risk Management

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2011.

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2012	2011
Subsidiary and corporate borrowings	$7,939	$4,885
Preferred shares	20	20
Cash and cash equivalents	(263)	(153)

Net Debt	7,696	4,752
Total partnership capital	7,808	5,889

Total capital and net debt	15,504	10,641

Net debt to capitalization ratio	50%	45%

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

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

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

        During the years ended December 31, 2012, 2011 and 2010, there were no breaches of any loan covenants within Brookfield Infrastructure.

(b)
Liquidity Risk Management

        Brookfield Infrastructure attempts to maintain sufficient financial liquidity at all times so that it is able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of its Funds from operations ("FFO") to unitholders. Brookfield Infrastructure's principal sources of liquidity are cash flows from its operations, undrawn credit facilities and access to public and private capital markets. Brookfield Infrastructure also structures the ownership of its assets to enhance its ability to monetize them to provide additional liquidity, if necessary.

        Brookfield Infrastructure's estimated corporate liquidity as at December 31 is as follows:

US$ MILLIONS	2012	2011
Cash(1)	$2	$79
Availability under committed credit facility(1)	855	700
Draws on credit facility(1)	(546)	—
Commitments under credit facility(1)	(92)	(51)

Estimated corporate liquidity(1)	$219	$728

(1)
Corporate level only.

        Brookfield Infrastructure's $855 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2012, $546 million was drawn on this facility (2011: $nil) and $92 million was committed to letters of credit (2011: $51 million).

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows.

December 31, 2012 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$558	$101	$—	$75	$734
Interest-bearing liabilities	635	2,892	1,424	3,131	8,082
Finance lease liabilities	7	9	6	26	48
Other financial liabilities	—	235	—	—	235
Derivative liabilities:
Net settled interest rate swaps	38	2	—	35	75
Net settled foreign currency exchange forward contracts	8	—	—	—	8
Net settled inflation swaps	—	—	52	285	337
Other derivative liabilities	—	—	—	39	39

December 31, 2011 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$354	$14	$21	$26	$415
Interest-bearing liabilities	362	1,825	1,306	2,731	6,224
Finance lease liabilities	4	3	8	—	15
Other financial liabilities	6	7	4	—	17
Derivative liabilities:
Net settled interest rate swaps	51	73	63	26	213
Net settled foreign currency exchange forward contracts	—	—	—	—	—
Net settled inflation swaps	2	31	—	—	33
Other derivative liabilities	—	—	32	—	32
(c)
Market Risk

        Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Infrastructure will fluctuate because of the change in market prices. Market risk includes the risk of changes in interest rates and foreign currency exchange rates.

        Brookfield Infrastructure seeks to minimize the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by Brookfield Infrastructure's Treasury Policy. Brookfield Infrastructure does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

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

        The sensitivity analyses below reflect Brookfield Infrastructure's exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 10 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assumes a 10 basis point change to reflect the current methodology employed by Brookfield Infrastructure in assessing interest rate risk. Such parallel shift in the yield curve by 10 basis points would have had the following impact, assuming all other variables were held constant:

	2012		2011		2010
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$4	$(4)	$3	$(2)	$(2)	$—
Other comprehensive (loss) income	$(14)	$14	$(2)	$3	$3	$—

Foreign Currency Risk Management

        Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure's net investment, cash flows and capital expenditures that are

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

denominated outside of the U.S. Brookfield Infrastructure's approach to foreign currency risk management is:

  •
  Brookfield Infrastructure leverages any natural hedges that may exist within its operations

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2012, 2011 and 2010:

2012 US$ MILLIONS	AUD	GBP	NZD	EUR	CLP	COP	BRL	USD	CAD	Total
Assets:
Current assets	$174	$174	$—	$—	$122	$142	$—	$112	$22	$746
Non-current assets	5,913	3,349	384	147	1,425	752	335	5,698	969	18,972

	$6,087	$3,523	$384	$147	$1,547	$894	$335	$5,810	$991	$19,718

Liabilities:
Current liabilities	$167	$256	$—	$—	$71	$52	$—	$622	$123	$1,291
Non-current liabilities	3,763	2,474	—	—	817	441	—	2,754	370	10,619

	3,930	2,730	—	—	888	493	—	3,376	493	11,910

Non-controlling interest—in operating subsidiaries	(147)	(124)	—	—	(319)	(331)	—	(1,596)	(267)	(2,784)
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(546)	(182)	(104)	(40)	(92)	(19)	(91)	(228)	(63)	(1,365)

Net investment	$1,464	$487	$280	$107	$248	$51	$244	$610	$168	$3,659

2011 US$ MILLIONS	AUD	GBP	NZD	EUR	CLP	USD	CAD	Total
Assets:
Current assets	$149	$129	$—	$—	$—	$197	$3	$478
Non-current assets	5,280	1,539	296	142	159	5,114	261	12,791

	$5,429	$1,668	$296	$142	$159	$5,311	$264	$13,269

Liabilities:
Current liabilities	$150	$167	$114	$—	$—	$91	$4	$526
Non-current liabilities	3,283	1,064	—	—	—	2,374	133	6,854

	3,433	1,231	114	—	—	2,465	137	7,380

Non-controlling interest—in operating subsidiaries	(177)	(117)	—	—	—	(1,389)	—	(1,683)
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(490)	(86)	(49)	(38)	(43)	(393)	(34)	(1,133)

Net investment	$1,329	$234	$133	$104	$116	$1,064	$93	$3,073

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

2010 US$ MILLIONS	AUD	GBP	NZD	EUR	USD	CAD	Total
Assets:
Current assets	$2,019	$92	$—	$—	$133	$6	$2,250
Non-current asset	4,592	1,442	280	114	4,454	220	11,102

	$6,611	$1,534	$280	$114	$4,587	$226	$13,352

Liabilities:
Current liabilities	$2,561	$114	$—	$—	$88	$5	$2,768
Non-current liabilities	2,312	1,055	113	—	2,054	127	5,661

	4,873	1,169	113	—	2,142	132	8,429

Non-controlling interest—in operating subsidiaries	(207)	(99)	—	—	(1,246)	—	(1,552)
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(403)	(70)	(44)	(30)	(315)	(25)	(887)

Net investment	$1,128	$196	$123	$84	$884	$69	$2,484

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

	Impact on Net Income
	2012		2011		2010
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$(2)	$2	$(1)	$1	$—	$—
USD/AUD	(10)	10	—	—	26	(26)
USD/EUR	(3)	3	(2)	2	(1)	1
USD/GBP	—	—	5	(5)	1	(1)
USD/BRL	—	—	—	—	—	—
USD/COP	—	—	—	—	—	—
USD/CLP	2	(2)	—	—	—	—
USD/CDN	2	(2)	1	(1)	1	(1)

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

	Impact on Partnership Capital
	2012		2011		2010
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	-10%
USD/NZD	$25	$(25)	$16	$(16)	$16	$8
USD/AUD	111	(111)	166	(166)	166	46
USD/EUR	3	(3)	7	(7)	7	3
USD/GBP	24	(24)	10	(10)	10	21
USD/CLP	25	(25)	16	(16)	16	—
USD/COP	5	(5)	—	—	—	—
USD/BRL	24	(24)	—	—	—	—
USD/CDN	17	(17)	13	(13)	13	8
(d)
Credit Risk Management

        Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.

        From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which ensure that Brookfield Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Brookfield Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect Brookfield Infrastructure's scale of activity and allow it to manage its treasury business competitively.

        Brookfield Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the consolidated statement of financial position.

NOTE 34.  SEGMENT INFORMATION

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker ("CODM") in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("Adjusted EBITDA"), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on Redeemable Partnership Units and other non-cash items. Adjusted EBITDA is calculated as FFO excluding the impact of interest and taxes.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        During the year ended December 31, 2012, the Partnership made acquisitions of $90 million in energy distribution and storage assets. The Partnership has included a separate segment for its Energy assets as management believes that information about this segment would be useful to users of the financial statements and these Energy assets are analyzed on a stand-alone basis from an allocation of resource and capital, and evaluation of performance perspective by the CODM. The Partnership has restated the corresponding items of segment information for the prior periods presented.

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest
FOR THE YEAR ENDED DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate & Other	Brookfield Infrastructure			As per IFRS financials on F-6(1)
Revenues	$774	$738	$316	$143	$—	$1,971	$(726)	$759	$2,004
Costs attributed to revenues	(305)	(463)	(172)	(95)	—	(1,035)	403	(462)	(1,094)
General and administrative costs	—	—	—	—	(95)	(95)	—	—	(95)

Adjusted EBITDA	469	275	144	48	(95)	841	(323)	297
Other income	8	6	2	3	11	30	(4)	—	26
Interest expense	(167)	(106)	(70)	(28)	(22)	(393)	138	(152)	(407)
Cash taxes	(2)	(7)	—	(1)	(6)	(16)	7	(7)	(16)

FFO	308	168	76	22	(112)	462	(182)	138
Depreciation and amortization	(123)	(118)	(59)	—	—	(300)	122	(54)	(232)
Deferred taxes	11	(2)	31	(34)	31	37	(31)	(36)	(30)
Fair value adjustments	—	—	—	63	—	63	—	137	200
Fair value gains and other items	—	—	—	—	8	8	—	—	8
Other expenses	(85)	(15)	(48)	(5)	(11)	(164)	90	—	(74)
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(185)	(185)

Net income attributable to partnership(2)	$111	$33	$—	$46	$(84)	$106	$—	$—	$106

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure's proportionate results to the Partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest
FOR THE YEAR ENDED DECEMBER 31, 2011 US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate & Other	Brookfield Infrastructure			As per IFRS financials on F-6(1)
Revenues	$644	$640	$311	$155	$—	$1,750	$(694)	$580	$1,636
Costs attributed to revenues	(226)	(460)	(168)	(95)	—	(949)	403	(353)	(899)
General and administrative costs	—	—	—	—	(61)	(61)	—	—	(61)

Adjusted EBITDA	418	180	143	60	(61)	740	(291)	227
Other income	6	4	—	2	7	19	(3)	7	23
Interest expense	(149)	(83)	(73)	(28)	(25)	(358)	128	(105)	(335)
Cash taxes	—	(4)	—	(1)	(4)	(9)	5	—	(4)

FFO	275	97	70	33	(83)	392	(161)	129
Depreciation and amortization	(91)	(58)	(54)	—	—	(203)	96	(20)	(127)
Deferred taxes	(11)	(15)	16	(42)	(21)	(73)	(2)	(79)	(154)
Fair value adjustments	45	6	—	93	—	144	(45)	257	356
Other expenses	(55)	(6)	(9)	7	(10)	(73)	36	(34)	(71)
Share of earnings from associates	—	—	—	—	—	—	76	—	76
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(253)	(253)

Net income attributable to partnership(2)	$163	$24	$23	$91	$(114)	$187	$—	$—	$187

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest
FOR THE YEAR ENDED DECEMBER 31, 2010 US$ MILLIONS	Utilities	Transport	Energy	Timber	Corporate & Other	Brookfield Infrastructure			As per IFRS financials on F-6(1)
Revenues	$331	$402	$146	$106	$—	$985	$(685)	$334	$634
Costs attributed to revenues	(104)	(303)	(76)	(70)	—	(553)	372	(232)	(413)
General and administrative costs	—	—	—	—	(42)	(42)	—	7	(35)

Adjusted EBITDA	227	99	70	36	(42)	390	(313)	109
Other income	—	2	—	3	5	10	(2)	(8)	—
Interest expense	(81)	(46)	(33)	(28)	(11)	(199)	125	(70)	(144)
Cash taxes	(2)	(4)	3	—	(1)	(4)	5	(7)	(6)

FFO	144	51	40	11	(49)	197	(185)	24
Depreciation and amortization	(60)	(51)	(21)	—	—	(132)	110	(7)	(29)
Deferred taxes	(15)	30	(9)	5	(22)	(11)	6	26	21
Fair value adjustments	—	—	—	—	396	396	—	—	396
Fair value gains and other items	—	—	—	10	—	10	—	2	12
Other expenses	(24)	6	1	(2)	(11)	(30)	17	(2)	(15)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(43)	(43)

Net income attributable to partnership(2)	$45	$36	$11	$24	$314	$430	$—	$—	$430

(1)
The above tables provide each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure's proportionate results to the Partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        The following table reconciles our consolidated revenues to our proportionate revenues for the following periods:

	Twelve months ended December 31
MILLIONS	2012	2011	2010
Brookfield Infrastructure's consolidated revenues	$2,004	$1,636	$634
Less: Non-controlling interest associated with the above	(759)	(580)	(334)

	1,245	1,056	300
Add: Proportionate share of revenue of investments in associates	726	694	685

Total proportionate revenue	$1,971	$1,750	$985

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure's Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment for the years under review:

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Timber	Other	Brookfield Infrastructure			Working capital adjustment
Total assets	$5,525	$4,412	$1,849	$1,017	$(122)	$12,681	$(2,072)	$6,530	$2,579	$19,718

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2011 US$ MILLIONS	Utilities	Transport	Energy	Timber	Other	Brookfield Infrastructure			Working capital adjustment
Total assets	$3,787	$2,736	$1,613	$1,112	$55	$9,303	$(2,000)	$4,228	$1,738	$13,269

(1)
The above table provides each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure's proportionate assets to total assets presented on the Partnership's consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

Geographic Information

Revenues from external customers

US$ MILLIONS	2012	2011	2010
Australia	$763	$646	$41
United Kingdom	465	425	202
Canada	296	308	226
United States of America	265	257	165
Colombia	188	—	—
Chile	27	—	—

	$2,004	$1,636	$634

        Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure's total revenues.

Non-current Assets(1)

US$ MILLIONS	2012	2011
North and South America	$8,562	$5,521
Australasia	6,472	5,119
Europe	3,683	1,632

	$18,717	$12,272

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, standing timber, investments in associates, goodwill, investment properties and other non-current assets.

NOTE 35.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year Ended December 31,
US$ MILLIONS	2012	2011	2010
Interest paid	$360	$312	$136
Income taxes paid	$11	$5	$4

        Amounts paid and received for interest were reflected as operating cash flows in the consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated Statements of Cash Flow depending upon the nature of the underlying transaction.

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 and January 1, 2011

        Details of "Changes in non-cash working capital, net" on the Statements of Cash Flows are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2012	2011	2010
Accounts receivable	$(61)	$(11)	$(14)
Prepayments and other	(99)	(53)	(5)
Accounts payable and other	316	45	(19)

Changes in non-cash working capital, net	$156	$(19)	$(38)

NOTE 36.  SUBSEQUENT EVENTS

(a)
U.K regulated distribution operation refinancing

        Subsequent to period end, the U.K. regulated distribution operation executed a £600 million refinancing with an average term of 13 years and weighted average interest rate of 4%.

(b)
Australian railroad operation refinancing

        Subsequent to period end, the Australian railroad operation executed an AUD $1,300 million refinancing, comprised of an AUD $619 million bank facility with an average term of 4 years and weighted average interest rate of 5% and note issuance of AUD $681 million with an average term of 10 years and weighted average interest rate of 7%.

F-80 Brookfield Infrastructure