Form 20-F
period 2013-12-31
Brookfield Infrastructure Partners L.P.
filed 2014-03-28
CIK 1406234

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 28, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2013
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

150,252,174 Limited Partnership Units as of December 31, 2013

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

ii

 INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2013.

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

  •
  the "general partner" are to our partnership in its capacity as general partner of the Holding LP;

  •
  "Holding Entities" are to the subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

  •
  the "Holding LP" are to Brookfield Infrastructure L.P.;

  •
  the "Infrastructure General Partner" are to Brookfield Infrastructure General Partner Limited, which serves as the general partner of the Infrastructure Special LP;

  •
  the "Infrastructure Special LP" are to Brookfield Infrastructure Special L.P., which is a special limited partner of the Holding LP;

  •
  "Licensing Agreements" are to the licensing agreements described in Item 7.B "Related Party Transactions—Licensing Agreements";

  •
  our "Limited Partnership Agreement" are to the second amended and restated limited partnership agreement of our partnership;

  •
  our "Managing General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Master Services Agreement" are to the amended and restated master services agreement dated as of March 28, 2014, among the Service Recipients, Brookfield Asset Management Inc., the Service Provider and others, as described in Item 6.A "Directors and Senior Management—Our Master Services Agreement";

Brookfield Infrastructure 1

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

  •
  "Relationship Agreement" are to the amended and restated relationship agreement dated as of March 28, 2014 by and among our partnership, the Holding LP, the Holding Entities the Service Provider and Brookfield Asset Management Inc., as described in Item 7.B "Related Party Transactions—Relationship Agreement";

  •
  the "Service Provider" are to Brookfield Infrastructure Group L.P., Brookfield Infrastructure Group Corporation, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) PTY Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

  •
  "Service Recipients" are to our partnership, the Holding LP and certain of the Holding Entities;

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

  •
  our "transport operations" are to our interests in Australian railroad operation, port operations in the UK, port operations in Europe, Chilean toll road operations and Brazilian toll road operations, as described in Item 4.B "Business Overview—Our Operations—Transport—Overview";

  •
  our "units" are to the limited partnership units in our partnership and references to our "unitholders" are to the holders of our units;

  •
  our "utilities operations" refer to our interests in Australian regulated terminal operation, South American electricity transmission operation in Chile and distribution operation in Colombia, North American electricity transmission operation in Canada and U.S., Australasian energy distribution operation, and European energy distribution operation in the UK, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

2 Brookfield Infrastructure

 FORWARD-LOOKING STATEMENTS

        This annual report on Form 20-F contains certain forward-looking statements and information concerning our business and operations. The forward-looking statements and information also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "objective," "will" and "would" or the negative of those terms or other comparable terminology.

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

  •
  reliance on technology;

  •
  customers may default on their obligations;

  •
  reliance on tolling and revenue collection systems;

  •
  our ability to finance our operations due to the status of the capital markets;

  •
  changes in our credit ratings;

  •
  our operations may suffer a loss from fraud, bribery, corruption or other illegal acts;

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

4 Brookfield Infrastructure

  •
  the limited liability of, and our indemnification of, the Service Provider;

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

        We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance, which is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 "Operating and Financial Review and Prospects—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

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

Brookfield Infrastructure 5

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
MILLIONS
Statements of Operating Results Key Metrics
Revenue	$1,826	$1,524	$1,115	$280	$51
Direct operating costs	(823)	(766)	(561)	(172)	(12)
General and administrative expenses	(110)	(95)	(61)	(35)	(18)
Depreciation and amortization expense	(329)	(230)	(126)	(27)	(9)
Interest expense	(362)	(322)	(253)	(59)	(2)
Earnings from investments in associates	(217)	1	76	52	14
Gain on sale of investment (after-tax)	—	—	—	—	68
Fair value gains and other items	—	8	—	396	28
Income from discontinued operations, net of income tax(1)	45	190	289	59	(150)
Net income attributable to partnership(2)	(58)	106	187	430	53
Net income per limited partnership unit	(0.43)	0.47	1.13	3.91	1.11
Funds from operations (FFO)(3)(4)	682	462	392	197	117
Per unit FFO(4)(5)	3.30	2.41	2.41	1.79	2.45
Per unit distributions	1.72	1.50	1.32	1.10	1.06

(1)
The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for both the current and comparative periods.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(3)
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Please see Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a discussion of FFO and its limitations as a measure of our operating performance.

(4)
Includes $68 million gain on sale of Transmissoras Brasileiras de Energia ("TBE") in 2009.

(5)
During 2013, on average there were 206.7 million units outstanding (2012: 191.5 million, 2011: 162.5 million, 2010: 109.9 million, 2009: 47.7 million).

Brookfield Infrastructure 7

	As of December 31,
	2013	2012	2011	2010	2009
MILLIONS
Statements of Financial Position Key Metrics
Cash and cash equivalents	$538	$263	$153	$154	$107
Total assets	15,682	19,718	13,269	13,352	6,052
Corporate borrowings	377	946	—	18	—
Non-recourse borrowings	5,790	6,993	4,885	4,575	1,926
Partnership capital—attributable to limited partners	3,751	3,632	3,049	2,461	1,126
Partnership capital—attributable to general partner	27	27	24	23	18
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,408	1,365	1,133	887	761
Non-controlling interest—in operating subsidiaries	1,419	2,784	1,683	1,552	1,305

        The following table reconciles FFO, a non-IFRS financial metric, to the most directly comparable IFRS measure, which is net income:

	For the Year Ended December 31
MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2013	2012	2011	2010	2009
Net (loss) income attributable to partnership(2)	$(58)	$106	$187	$430	$53
Add back or deduct the following:
Depreciation and amortization	400	300	203	132	26
Impairment charge	275	16	—	—	—
Deferred income taxes	65	(37)	73	11	(8)
Gain on sale of associate	(53)	—	—	—	—
Mark-to-market on hedging items	(7)	50	26	1	21
Valuation losses (gains) and other	60	27	(97)	(377)	25

FFO(3)	$682	$462	$392	$197	$117

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

8 Brookfield Infrastructure

Risks Relating to Us and Our Partnership

         Brookfield Infrastructure and our operating entities use leverage and such indebtedness may result in Brookfield Infrastructure or our operating entities being subject to certain covenants which restrict our ability to engage in certain types of activities or to make distributions to equity.

        The Holding LP and many of our Holding Entities and operating entities have entered into credit facilities or have incurred other forms of debt, including for the purposes of acquisitions and investments as well as for general corporate purposes. The total quantum of exposure to debt within Brookfield Infrastructure is significant, and we may become more highly leveraged in the future. Some facilities are fully drawn, while some have amounts of principal which are undrawn.

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

        Our partnership is a holding entity and its sole material asset is its managing general partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP's credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.

Brookfield Infrastructure 9

        Our partnership anticipates that the only distributions that it will receive in respect of our partnership's managing general partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due.

        While we plan to review our partnership's distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in February 2011, February 2012, February 2013 and February 2014, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our Managing General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions in accordance with our distribution policy, our partnership is not required to pay distributions and neither our partnership nor our Managing General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions that are made in the future.

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

         The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry segments, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business. In addition, acquisitions involve risks to our business.

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

        Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; and risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute.

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

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of our Managing General Partner and, as a result of such ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our business of approximately 28.1% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders.

         Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units.

        Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us

12 Brookfield Infrastructure

to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

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

        For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our UK regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the UK; and the devaluation and volatility of global stock markets could materially impact the valuation of our units. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil were to continue, our operations and the trading price of our units may be further adversely impacted.

         Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long term, our Australian regulated terminal operation relies on demand for coal exports, our Australian railroad operation relies on demand for iron ore for steel production and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. Furthermore, our Australian railroad business relies on the demand for iron ore exports. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are finite. Accordingly, a long term and sustained

Brookfield Infrastructure 13

downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts.

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

14 Brookfield Infrastructure

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

        Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our South American electricity transmission operations and toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation, our Australasian distribution operations and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

        For example, our regulated energy distribution businesses generate revenue based on the volume transmitted through their systems. Weather that deviates materially from normal conditions could impact these businesses. A number of our businesses may be adversely impacted by extreme weather. Our Australian railroad transports grain on its system, for which it is contracted on a volume basis. A drought could have a material negative impact on revenue from grain transportation.

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

        Infrastructure projects and operational assets are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.

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

         Many of our operations are subject to economic regulation and may be exposed to adverse regulatory decisions.

        Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the

16 Brookfield Infrastructure

value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission ("FERC") saw a significant reduction in annual cashflow expectations of our North American gas transmission operations.

         Our operating entities are exposed to the risk of environmental damage.

        Many of Brookfield Infrastructure's assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment. Furthermore some of our assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage or other environmental emission at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. In addition, some of our assets may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost over-runs on projects. All of these have the potential to significantly impact the value or financial performance of Brookfield Infrastructure.

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

        It is difficult to assess the impact of any such changes on Brookfield Infrastructure. These schemes may result in increased costs to our operations that may not be able to be passed onto our customers and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to the operations of Brookfield Infrastructure (and the costs of such regulations are not able to be fully passed on to consumers), its financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.

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

Brookfield Infrastructure 17

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

        In many instances, our ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, several of our utilities, transport and energy operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.

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

        Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our utilities, transport or energy operations and impact on their business, financial condition and results of operations.

        In addition, a government, court, regulator, or indigenous or aboriginal group may make a decision or take action that affects an asset or project's performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties

18 Brookfield Infrastructure

with access, or may affect the pricing structure so as to lower our revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, for example, courts have recognized that First Nations peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In either case, the claims of a First Nations group may affect the existing or future activities of our operations, impact on our business, financial condition and results of operations, or require that compensation be paid.

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

Brookfield Infrastructure 19

Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up; and (iv) defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation periods. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquated damages regime applies in respect of some of the expansion of works at our Brazilian toll road business.

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

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any new investment or exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

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

20 Brookfield Infrastructure

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

         Our business relies on the use of technology.

        Our business places significant reliance on information and other technology. This technology includes our computer systems used for information, processing, administrative and commercial operations and the operating plant and equipment used by our assets, including that on our toll roads, in our electricity transmission systems, coal terminal operations, ports, rail networks and by our electricity and gas distribution companies. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. Our business relies on this technology functioning as intended.

Brookfield Infrastructure 21

        Our computer systems may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. Further, the operating equipment used by our assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.

        A breach of our cyber/data security measures, the failure of any such computerized system or of the operating equipment used by our assets for a significant time period could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow.

         Many of our operations depend on relevant contractual arrangements.

        Some of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our South American electricity transmission operations in 2013. As this accounts for a majority of its cash flow, our South American electricity transmission operations could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several long-term commercial track access agreements to provide access to our rail network for the haulage of iron ore. The largest of these contracts currently accounts for over 43% of forecast adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.

        Certain of our assets with revenues contracted under long term contracts will be subject to re-contracting risk in the future. We cannot provide assurance that we will be able to re-negotiate these contracts once their terms expire, or that even if we are able to do so, that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

         We rely on tolling and revenue collection systems.

        Revenues at some of our assets depend on reliable and efficient tolling, metering or other revenue collection systems. There is a risk that, if one or more of our businesses are not able to operate and maintain these tolling, metering or other revenue collection systems in the manner expected, or if the cost of operation and maintenance is greater than expected, our assets, business, financial condition, and risks of operations could be materially adversely affected. Users of our facilities who do not pay tolls or other charges may be subject to either direct legal action from the relevant business, or in some cases may be referred to the state for enforcement action. We bear the ultimate risk if enforcement actions against defaulting customers are not successful or if enforcement actions are more costly or take more time than expected.

         Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

        We have corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions

22 Brookfield Infrastructure

that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of our assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors' assessment of our credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors' assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in our securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially adversely affected.

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

         We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.

        We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by our employees or those of Brookfield, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. Both Brookfield and our partnership operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by a focus on enterprise-wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks, however these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.

Risks Relating to Our Relationship with Brookfield

         Brookfield exercises substantial influence over our partnership and we are highly dependent on the Service Provider.

        Brookfield is the sole shareholder of our Managing General Partner. As a result of its ownership of our Managing General Partner, Brookfield is able to control the appointment and removal of our Managing General Partner's directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. Our partnership and the Holding LP do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure

Brookfield Infrastructure 23

to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

        Our ability to grow depends on Brookfield's ability to identify and present us with acquisition opportunities. Brookfield established our partnership to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

  •
  there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;

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

24 Brookfield Infrastructure

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

        Brookfield holds approximately 28.5% of the issued and outstanding interests in the Holding LP through a 0.5% special limited partnership interest and a 28% redeemable limited partnership interest. The redeemable limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 28.1% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield currently owns approximately 0.03% of our issued and outstanding units.

        Our Infrastructure Special L.P. may also reinvest incentive distributions in exchange for units of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions." In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan, with the result that Brookfield will receive additional units of the Holding LP. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—

Brookfield Infrastructure 25

Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and the Holding LP above 50%.

         Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

        In addition, the Bermuda Limited Partnership Act of 1883 ("Bermuda Limited Partnership Act"), under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act ("Canada Business Corporations Act"), impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our Managing General Partner owes any such fiduciary duties to our partnership and our unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our Managing General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our Managing General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

        In addition, our Limited Partnership Agreement provides that our Managing General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our Managing General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our Managing General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited

26 Brookfield Infrastructure

Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders. See Item 7.B. Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

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

        In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into units and securities of the other Service Recipients that are no held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special L.P. will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP's limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A "Directors and Senior Management—Management Fee" and Item 7.B "Related Party Transactions—Incentive Distributions". This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from the interests of Brookfield Infrastructure and our unitholders.

        Our Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our unitholders. Also, through Brookfield's ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our business of approximately 28.1% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

Brookfield Infrastructure 27

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

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. Our Managing General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider's performance does not meet the expectations of investors, and our Managing General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership's rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 7.B "Related Party Transactions—Licensing Agreements."

         The liability of the Service Provider is limited under our arrangements with it and we have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

        Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of our Managing General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under the Master Services Agreement is similarly limited, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising

28 Brookfield Infrastructure

from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to our partnership and our unitholders.

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

        The market price of our units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield's key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

Brookfield Infrastructure 29

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

         U.S. investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of our Managing General Partner and the Service Provider.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers and the experts identified in this annual report on Form 20-F are located outside of the United States. Certain of the directors and officers of our Managing General Partner and the Service Provider reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our Managing General Partner and the Service Provider and the experts identified in this annual report on Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our Managing General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our Managing General Partner and the Service Provider judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

         Canadian investors in our units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of our Managing General Partner and the Service Provider.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. Certain of the directors and officers of our Managing General Partner and the Service Provider reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of our Managing General Partner and the Service Provider and the experts identified in this annual report on Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of our

30 Brookfield Infrastructure

Managing General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our Managing General Partner and the Service Provider judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

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

Brookfield Infrastructure 31

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

         As a result of holding our units, our unitholders may be subject to U.S. federal, state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

        Our unitholders may be subject to U.S. federal, state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which our partnership entities do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. Although our partnership will attempt, to the extent reasonably practicable, to structure our partnership operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which our partnership is unable to do so. It is the responsibility of each unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such unitholder.

         Our unitholders may be exposed to transfer pricing risks.

        To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm's length non-resident, which deemed dividend is subject to Canadian withholding tax.

        Our Managing General Partner believes that the base management fee and any other amount that is paid to the Service Provider will be commensurate with the value of the services being provided by the Service Provider and comparable to the fees or other amounts that would be agreed to in an arm's-length arrangement. However, no assurance can be given in this regard.

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

32 Brookfield Infrastructure

be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

         The U.S. Internal Revenue Service ("IRS") or Canada Revenue Service ("CRA") may not agree with certain assumptions and conventions that our partnership uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our partnership uses to report income, gain, loss, deduction, and credit to our unitholders.

        Our partnership will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" and "Taxation—Certain Material U.S. Federal Income Tax Considerations."

United States

         If our partnership or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

        The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986 (U.S. Internal Revenue Code"), and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our Managing General Partner intends to manage our partnership's affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements, or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our partnership (or the Holding LP, as applicable), as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Partnership and the Holding LP."

         The U.S. Congress has considered legislation that could, if enacted, adversely affect our partnership's qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules. If this or similar legislation were to be enacted and to apply to our partnership, then the value of our units might be adversely affected.

        Over the past several years, a number of legislative proposals have been considered by the U.S. Congress which could have had adverse tax consequences for our partnership and its unitholders. Most recently, Representative Camp, Chairman of the Ways and Means Committee of the U.S. House of Representatives, released a discussion draft of proposed legislation that would, among other things, prevent our partnership from qualifying for treatment as a partnership for U.S. federal tax purposes for taxable years beginning after 2016. If Chairman Camp's proposal were to be enacted into law, or any other change in the tax laws or their interpretation were to prevent our partnership from qualifying for treatment as a partnership for U.S. federal tax purposes under the publicly traded partnership rules, then our partnership could be classified as a corporation for U.S. federal tax purposes. Such

Brookfield Infrastructure 33

classification could have adverse tax consequences to our unitholders, as described in the preceding risk factor. Unitholders should consult their own tax advisers as to the potential effect of any proposed or future legislation on an investment in our partnership.

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

        Our Managing General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute "unrelated business taxable income" ("UBTI") to the extent allocated to a tax-exempt organization). However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our partnership nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

         If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

        Our Managing General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders".

34 Brookfield Infrastructure

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

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company" ("PFIC"). In general, gain realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, our Managing General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2014. However, our Managing General Partner believes that some of our operating entities may have been PFICs in prior taxable years. Furthermore, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.

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

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the

Brookfield Infrastructure 35

IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our partnership to change the way it conducts its activities. In addition, our partnership's organizational documents and agreements permit our Managing General Partner to modify our Limited Partnership Agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E "— Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—New Legislation or Administrative or Judicial Action".

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

         Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), certain payments made or received by our partnership on or after July 1, 2014 may be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made on or after July 1, 2014 to our partnership, the Holding LP, the Holding Entities, or the operating entities, or by our partnership to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance". The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

36 Brookfield Infrastructure

Canada

         If the subsidiaries that are corporations ("Non-Resident Subsidiaries") and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, "Tax Act") and that are "controlled foreign affiliates" (as defined in the Tax Act and referred to herein as "CFAs") in which the Holding LP directly invests earn income that is "foreign accrual property income" ("FAPI"), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP ("Indirect CFA"), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions ("Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular CFA of the Holding LP may be limited in certain specified circumstances. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

        Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer ("Non-Resident Entities"), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders' foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign "business-income tax" or "non-business-income tax" (each as defined in the Tax Act) paid by our partnership or the Holding LP to a foreign country.

        Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore, such unitholder's foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

Brookfield Infrastructure 37

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

        Our Managing General Partner intends to manage the affairs of our partnership and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or the Holding LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our partnership and the Holding LP carries on business in Canada for purposes of the Tax Act.

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

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of "taxable Canadian property" other than "treaty-protected property" (as defined in the Tax Act). "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be "treaty-protected property" to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our Managing General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of "taxable

38 Brookfield Infrastructure

Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either (i) "excluded property" (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP.

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are "taxable Canadian property" of the non-Canadian limited partner, unless our units are "treaty-protected property" to such non-Canadian limited partner. In general, our units will not constitute "taxable Canadian property" of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property" (as defined in the Tax Act), (iii) "timber resource property" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Units of our partnership will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our Managing General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." Even if our units constitute "taxable Canadian property", our units will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute "taxable Canadian property", non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an "excluded disposition" (as discussed above). If our units constitute "taxable Canadian property", non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

         Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian limited partners who dispose of "taxable Canadian property", other than "excluded property" (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the

Brookfield Infrastructure 39

disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our Managing General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner and does not expect our partnership or the Holding LP to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

         Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention 1980 ("Treaty"), in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        While we expect the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced

40 Brookfield Infrastructure

rate they are entitled to under an applicable income tax treaty or convention. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

         Our units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a "designated stock exchange" (which currently includes the Toronto Stock Exchange ("TSX") and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, and a tax-free savings account ("TFSA"). However, there can be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

        Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIP, as the case may be, will be subject to a penalty tax if our units held in a TFSA, RRSP or RRIF are a "prohibited investment" (as defined in the Tax Act) for the TFSA, RRSP or RRIF, as the case may be. Generally, our units will not be a "prohibited investment" if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm's length with our partnership for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in our partnership. Unitholders who intend to hold our units in a TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing "prohibited investment" rules having regard to their particular circumstances.

         The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this annual report on Form 20-F if our partnership or the Holding LP is a "SIFT partnership" (as defined in the Tax Act).

        Under the rules in the Tax Act applicable to a "SIFT partnership" ("SIFT Rules"), certain income and gains earned by a "SIFT partnership" will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity", as defined in the Tax Act that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate" plus the "provincial SIFT tax rate" (each as defined in the Tax Act).

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

Brookfield Infrastructure 41

purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        Under the SIFT Rules, our partnership and the Holding LP could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Holding LP would not be a "SIFT partnership" if our partnership is a "SIFT partnership" regardless of whether the Holding LP is a "Canadian resident partnership" on the basis that the Holding LP would be an "excluded subsidiary entity". Our partnership and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our Managing General Partner is located and exercises central management and control of the respective partnerships. Our Managing General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a "SIFT partnership", the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

  Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport and energy businesses in North and South America, Australasia and Europe. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 28% interest in Brookfield Infrastructure.

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

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we expect to be able to increase distributions to unitholders. Additionally, an increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Item 5 "Operating and Financial Review and Prospects" for more detail.

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

42 Brookfield Infrastructure

        In light of the current prospects for our business, the board of directors of our Managing General Partner recently approved a 12% increase in our quarterly distribution to 48 cents per unit. Since our spin-off in 2008, we have increased our quarterly distribution from 26.5 cents per unit to 48 cents, a compound annual growth rate in excess of 10%. We target a 5% to 9% annual distribution growth in light of the per unit FFO growth that we foresee in our operations. We intend to review our distribution in the first quarter of each year in the normal course. Please refer to Item 3.D Risk Factors—Risks Relating to Us and Our Partnership—"Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations".

History and Development of our Business

        Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Bermuda Exempted Partnership Act of 1992 ("Bermuda Exempted Partnerships Act") and the Bermuda Limited Partnership Act. Our registered office is 73 Front Street, Hamilton HM 12, Bermuda and our telephone number at this address is +1-441-294-3309. Our partnership was spun-off from Brookfield on January 31, 2008. The following table outlines the formative events in the history and development of our business:

Date	Notes		Event
May 2007	1	Corporate: Utilities:	Established Brookfield Infrastructure Partners L.P.
Contributed interests in utilities investments into Brookfield Infrastructure, including:
–  South American electricity transmission operations
–  North American electricity transmission operations
			– Brazilian transmission investments (TBE)
		Timber:	Contributed interests in timberlands into Brookfield Infrastructure
January 2008	2	Corporate:	Began trading as public entity on NYSE (under the symbol "BIP")
November 2008	3	Timber:	Invested $103 million in U.S. timber operation following the acquisition of a tree farm in Washington State
January 2009	4	Utilities:	Brookfield and partner Isolux Corsan Concesiones, SA (Isolux) were awarded right to build $500 million of transmission lines in Texas
June 2009	5	Utilities:	Completed the sale of our interest in TBE for after-tax proceeds of $275 million
September 2009	6	Corporate:	Units commenced trading on TSX (under the symbol "BIP.UN")
November 2009	7	Corporate:	Invested $941 million to acquire a 40% interest in Prime and direct interests in two assets from Prime
		Utilities:	Acquired interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Acquired interests in the following: – Australian railroad operations – UK port operations – European port operations
		Energy:	Acquired interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations

Brookfield Infrastructure 43

Date	Notes		Event
November 2009	8	Corporate:	Raised approximately $940 million of net proceeds through issuance of equity. Proceeds were used to fund the Prime investments
December 2009 – September 2010	9	Corporate:	Sold interests in certain utilities, transport and energy assets for proceeds of $74 million and acquired Brookfield's interest in our UK port operations for $27 million
December 2010	10	Corporate:	Completed merger with Prime
		Utilities:	Increased interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Increased interests in the following: – Australian railroad operations – European port operations
		Energy:	Increased interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
October 2011	11	Corporate:	Raised approximately $660 million of net proceeds through issuance of equity. Proceeds were used primarily to fund Australian railroad expansion and pending Chilean toll road acquisition
December 2011	12	Transport:	Invested $160 million to acquire Chilean toll road assets
January 2012	13	Utilities:	Invested $55 million in a Colombian regulated distribution business
April 2012	14	Energy:	Invested $16 million in a natural gas storage facility in Alberta
August 2012	15	Corporate:	Raised approximately $500 million of net proceeds through issuance of equity. Proceeds were used to partially fund several strategic initiatives
September 2012	16	Utilities:	Announced plans to acquire Brookfield's interest in our Chilean transmission system for approximately $235 million
October 2012	17	Transport:	Closed acquisition of additional interest in Chilean toll road for $170 million increasing ownership to 51%
October 2012	18	Corporate:	Completed C$400 million corporate bond issuance
October 2012	19	Energy:	Invested approximately $75 million in a district energy system in Toronto
November 2012	20	Utilities:

Completed merger and recapitalization of a UK regulated distribution utility investing approximately $525 million and closed sale of 20% interest in combined UK regulated distribution business for proceeds of approximately $235 million

December 2012	21	Transport:	Completed $310 million investment in Brazilian toll road platform
December 2012	22	Corporate:	Closed upsizing of credit facilities to $855 million
December 2012	23	Timber:	Completed sale of 12.5% interest in Canadian Timber operations for approximately $85 million
May 2013	24	Corporate:

Raised approximately $330 million of net proceeds through issuance of equity. Proceeds were used for repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes

June 2013	25	Timber:	Completed sale of Canadian timberlands for net proceeds of approximately $170 million

44 Brookfield Infrastructure

Date	Notes		Event
July 2013	26	Timber:	Completed the sale of U.S. timberland operations for approximately $790 million, including $320 million of proportionate debt
August 2013	27	Corporate:	Closed upsizing of credit facilities to $1.4 billion
September 2013	28	Transport:	Invested a further approximate $490 million in Brazilian toll road platform
November 2013	29	Utilities:	Sold Australasian regulated distribution business for approximately $415 million
December 2013	30	Energy:	Invested approximately $40 million in a district energy business serving Houston and New Orleans
December 2013	31	Transport:	Announced plans to invest approximately $350 million in a rail and port logistics business in Brazil
December 2013	32	Transport:	Signed agreements to invest in West Coast North American container terminals
February 2014	33	Transport:	Signed agreements to invest in East Coast North American container terminals
March 2014	34	Corporate:	Effected certain amendments to the limited partnership agreement of the Holding LP to simplify its governance structure

Details of History and Development of our Business (Notes)

(1)
Prior to the spin-off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our South American electricity transmission operations, in June 2006; (iv) 7%-18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007.

  In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; and (iii) an 11% interest in our South American electricity transmission operations; (iv) 7%-18% interests in TBE; (v) a 30% interest in our U.S. freehold timberlands.

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

Brookfield Infrastructure 45

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

(10)
On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime from 40% to 100% through a Merger Transaction whereby Prime security holders received 0.24 of our units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the merger, approximately 50.7 million units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.

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

46 Brookfield Infrastructure

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

(16)
In September 2012, Brookfield Infrastructure announced plans to acquire Brookfield's interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure's ownership interest was 28%.

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

(20)
On November 13, 2012, we completed the merger of our existing UK regulated distribution business with a UK regulated distribution business that we acquired in the third quarter. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure maintained control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well-suited to work with us in support of the growth of the combined business over the long term.

(21)
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. With this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 kilometre network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners have satisfied its obligations under a

Brookfield Infrastructure 47

  tender offer made to the minority holders of the Brazilian toll roads, which offered substantially the same consideration as was paid in the acquisition of the controlling stake.

(22)
In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million. Following a second close in January 2013, commitments increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(23)
On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.

(24)
In May 2013, Brookfield Infrastructure issued approximately 6.5 million units at an offering price of $37.75 per unit, under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its approximate 30% interest on a fully-exchanged basis. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

(25)
On June 7, 2013, Brookfield Infrastructure completed the sale of its remaining 25% interest in its Canadian timberlands for proceeds of approximately $170 million.

(26)
On July 23, 2013, Brookfield Infrastructure completed the sale of its interest in its U.S. Pacific Northwest timberlands for approximately $790 million. The buyer agreed to assume Brookfield Infrastructure's proportionate debt of approximately $320 million resulting in net proceeds from the transaction of approximately $470 million.

(27)
In August 2013, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.4 billion. The incremental $545 billion of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(28)
On September 6, 2013, Brookfield Infrastructure invested a further approximate $490 million in its Brazilian toll road platform, increasing its ownership to approximately 31%.

(29)
On November 29, 2013, Brookfield Infrastructure announced that it completed the sale of its 42% interest in its Australasian regulated distribution business for approximately $415 million.

(30)
On December 2, 2013, Brookfield Infrastructure invested approximately $40 million in a district energy system that serves commercial customers in New Orleans and Houston, which we acquired in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business. This operation will complement the system that Brookfield Infrastructure acquired in downtown Toronto in October 2012 and is a key milestone in its broader plan to build out a North American district energy business.

(31)
On December 23, 2013, Brookfield Infrastructure announced plans to invest approximately $350 million, alongside institutional investors, to acquire an interest in one of Brazil's largest rail and port logistics businesses. Completion of this transaction is expected to occur in the first half of 2014, subject to obtaining all required consents and regulatory approvals.

(32)
In December 2013, Brookfield Infrastructure signed agreements to invest alongside institutional investors to acquire an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure would invest 40%. This transaction closed in March 2014.

48 Brookfield Infrastructure

(33)
In February 2014, Brookfield Infrastructure signed agreements to invest alongside institutional investors to acquire an approximate 50% equity stake in APM Terminals' Port Elizabeth container terminal in New York/New Jersey, of which Brookfield Infrastructure will invest 40%. Completion of this transaction is expected to occur in the first half of 2014, subject to obtaining all required consents and regulatory approvals.

(34)
On March 28, 2014, Brookfield Infrastructure effected a restructuring pursuant to which the Holding LP's limited partnership agreement was amended to make Brookfield Infrastructure the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify the Holding LP's governance structure and to more clearly delineate Brookfield Infrastructure's governance rights in respect of the Holding LP. As a result, the voting agreement between Brookfield Infrastructure and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP's former general partner as directed by Brookfield Infrastructure, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the Managing General Partner and the former general partner of the Holding LP. The economic interests of Brookfield Infrastructure were not affected by these changes.

4.B    BUSINESS OVERVIEW

Our Operations

        Brookfield Infrastructure owns a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

        Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	Regulated Terminal Electricity Transmission Regulated Distribution	Australasia North & South America Europe
Transport
Key assets involved in the movement of freight, bulk commodities and passengers	Railroad Toll Roads Ports	Australasia South America Europe
Energy
Systems for the transportation, storage and handling of energy	Energy Transmission Storage Distribution and Storage District Energy	North America Australasia & Europe North America

Brookfield Infrastructure 49

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

        Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base and the return on our rate base, as well as AFFO.

        Our utilities platform is comprised of the following:

Regulated Terminal Operations

  •
  One of the world's largest coal export terminals, with 85 mtpa of coal handling capacity

50 Brookfield Infrastructure

Electricity Transmission Operations

  •
  Approximately 10,500 kilometres of transmission lines in North and South America

Regulated Distribution Operations

  •
  Approximately 2.1 million electricity and natural gas connections

Regulated Terminal Operations

        Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is a high quality and low cost source of metallurgical coal. Our Australian regulated terminal is one of the world's largest export terminals, accounting for approximately 18% of global seaborne metallurgical coal exports and 5% of total global seaborne coal exports.

        Our regulated terminal operation generates revenues under long-term take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility and is not subject to any force majeure provisions. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance.

Strategic Position

        The Bowen Basin is a high quality, low cost, prolific series of coal deposits, where there are few cost efficient options to access export markets for this coal other than through our terminal operations. We have long-term take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin. Our coal terminal has a capacity of 85 mtpa. This capacity is currently 99% contracted through 2018 with customers having an evergreen option to extend their capacity by a further five years. However, under the regulatory regime, we receive capacity revenue as if the terminal is 100% contracted.

Regulatory Environment

        Our Australian terminal operation is regulated by the Queensland Competition Authority ("QCA"). The current regulatory period was set for five and a half years ending June 30, 2016. The QCA utilizes a return on regulated asset base methodology to calculate our revenue requirement. Our coal terminal's rate base increases with inflation and capital expenditures, and decreases by depreciation. Our current weighted average cost of capital allowed by the QCA is approximately 9.9%.

Growth Opportunities

        Over the past 30 years, our terminal's capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further expand our operations to facilitate future expansions by mining companies in the Bowen Basin. In December 2011, the Queensland government announced that we would be allocated 50% of the site earmarked for development of the new coal export terminal at Dudgeon Point, which is located approximately four kilometres to the north of our existing terminal facility. The ultimate land allocation at Dudgeon Point will be subject to finalization of the Master Plan by the North Queensland Bulk Ports Corporation and the demand for further port capacity by miners in the Bowen Basin. Following allocation of land we will work with potential counterparties to negotiate sufficient long-term contracts to support our capital investment.

Brookfield Infrastructure 51

Electricity Transmission Operations

        Our electricity transmission operations are comprised of approximately 10,500 kilometres of transmission lines in North and South America. Our North American electricity transmission operations consists of approximately 560 kilometres of 44 kilovolt ("kV") to 230 kV transmission lines in Ontario and a 39 kilometre, 330 megawatt ("MW") high-voltage direct current ("HVDC") submarine cable in New York. We also have approximately 600 kilometres of 345 kV transmission lines in Texas, which are now partially operational. Our South American electricity transmission system includes 100% of Chile's 500 kV transmission lines (the highest voltage lines in Chile) and approximately 51% of the 220 kV lines, 86% of the 154 kV lines and 11% of the 66 kV and 110 kV lines in Chile.

Strategic Position

        Our electricity transmission operations occupy key positions in the markets in which we operate. In North America, our operations include an important component of Ontario's transmission system that connects generators in Northern Ontario to electricity demand in Southern Ontario. Our HVDC submarine cable connects the electricity grids of New England and Long Island, New York. In Texas, our transmission lines facilitate the delivery of wind power to population centers as part of the state's competitive renewable energy zone program. In South America, our operations constitute the backbone of the high-voltage transmission system in Chile. Our Chilean operations extend from the city of Arica in the north of Chile to the island of Chiloé in the south, serving 98% of the population of the country.

        All of our electricity transmission operations benefit from stable long-term cash flows. Our Ontario operation has a broad customer base with revenues assessed and collected on a province-wide basis, mitigating our volume and credit risk. Our HVDC submarine cable is fully contracted to an investment grade utility on Long Island, and the contract is based on availability, not usage. Approximately 55% of our South American electricity transmission operations' revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the applicable regulatory framework (as discussed below), and following their expiration, a majority of this contracted revenue will convert to the regulatory framework.

Regulatory Environment

        All of our electricity transmission operations are located in regions with stable regulatory environments. In Ontario, revenues from our operations are 100% regulated under a historical cost of service regime and are subject to periodic review by the Ontario Energy Board. Based on a recent rate review, our Ontario transmission operations are allowed to earn a 9.4% return on equity, which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system's assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads, which are measured by the Independent Electricity System Operator, a not-for-profit corporate entity that is responsible for the day-to-day operation of Ontario's electrical system.

        In the U.S., capacity payments on our HVDC submarine cable escalate by 1% per annum and are based on a 98% availability factor. To the extent that performance diverges from the target availability factor, the capacity payments are adjusted in a linear fashion either upwards or downwards. Historically, the capacity factor of our HVDC submarine cable has been in excess of the target level. Our Texas transmission business operates under a historical cost of services regulatory regime (similar to Ontario) overseen by the Public Utility Commission of Texas. Based on a January 2013 rate case settlement, our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base.

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

        In 2013, we made significant progress advancing our Texas transmission project. As at December 31, 2013, all foundations were completed and all towers erected, with approximately 97% of the conductors strung. Construction was completed in January 2014, which included energization of the final elements of the project.

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

        Chile also has electricity generation that is many miles away from population centers. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2013, the capital expenditure backlog of our South American transmission system was approximately $245 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made.

Regulated Distribution Operations

        Our regulated distribution operations have almost 2.1 million electricity and natural gas connections in the UK and Colombia. In the UK, our regulated distribution operation is the largest independent "last mile" natural gas and electricity connections provider, comprised of approximately 1.75 million connections, principally natural gas and electricity. In South America, our electricity distribution franchise area is in the Boyacá province of Colombia, a region that is approximately 150 kilometres north of the capital, Bogotá.

Strategic Position

        Like our electricity transmission systems, our regulated distribution operations are critical to the markets in which they are located. In the UK, our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales and in terms of total installed connections among independent utilities. Our South American regulated distribution operations provide reliable power to 416,000 customers in the Boyacá region of Colombia.

Brookfield Infrastructure 53

        Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our UK regulated distribution operations have a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our UK customers consist primarily of large energy retailers who serve residential and business users. Our South American regulated distribution operations provide power to a customer base that is primarily residential, with nearly 100% urban electrification and 92% rural electrification in the areas we service.

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

Growth Opportunities

        We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Opportunities for growth in the UK are driven by new gas and electricity connections, as well as through leveraging and cross-selling certain bundled service offerings, by introducing new product lines such as "fibre to home" to existing customers. Prospects for growth are further aided by the continual opening up of the electricity market to independent connections providers and by the continuing recovery in the housing market. In South America, our regulated distribution operations will benefit from economic growth in the Boyacá region of Colombia, which is home to emerging cement, coal and steel industries.

Transport

Overview

        Our transport platform is comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with regulated tariff structures, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Our transport platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport platform's adjusted EBITDA is supported by long-term contracts or regulation.

        Our primary objective for our transport platform is the safe and efficient movement of people and goods over our networks. Additionally, we will seek to expand our networks in a capital efficient manner to support additional capacity. If we do so, we should be able to charge an appropriate price for our services, and earn an attractive return on the incremental capital that we have deployed. Our performance can be measured by our revenue growth and our adjusted EBITDA margin.

54 Brookfield Infrastructure

        Our transport platform is comprised of the following:

Railroad Operations

  •
  5,100 kilometres of track in the southwest region of Western Australia

Toll Roads Operations

  •
  3,200 kilometres of toll roads in Brazil and Chile

Port Operations

  •
  28 port terminals primarily in the UK and across Europe

Railroad Operations

        Our railroad operations are comprised of a below rail access provider, which operates approximately 5,100 kilometres of track and related infrastructure in the southwest region of Western Australia ("WA") under a long-term lease with the government. Our railroad has approximately 36 years remaining on the lease and is a crucial transport link in the region.

        Our Australian railroad's revenue is derived from access charges paid by rail operators or underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall value of the commodities and freight transported and the long-term contractual framework that exists with a significant proportion of our customers.

Strategic Position

        Our railroad is the only freight rail network in the southwest region of WA providing access to the region's five government-owned ports for minerals, grain and interstate intermodal traffic. The majority of our customers are leading commodity customers and our top 10 customers contribute approximately 92% of our track access revenue, with contract expiration dates ranging from 2014 to 2027. In 2011 and 2012 we embarked on an approximate A$600 million expansion of our railroad. In 2013, this expansion was completed ahead of schedule and under budget. We are now generating approximately A$150 million of annual incremental adjusted EBITDA from this expansion program. Following its completion in February, 2013, approximately 54% of revenue is now derived from long-term, take-or-pay contracts.

Regulatory Environment

        The Economic Regulatory Authority ("ERA") is the independent economic regulator for WA, responsible for the gas, electricity and rail industries. For the rail industries, the ERA has an access regime with revenue ceilings and floors for each track segment, established using a methodology based on return on regulated asset base.

        However, our revenue is not tied to this regulatory regime as our customers have requested greater service than the level required in the standard tariff. As a result, at present, none of our contracted revenue is exposed to reduction under this access regime; however, one of our customers (representing approximately 10% of our revenue) whose contract is due to be renewed in 2014 is exploring access to our network under the regulatory regime. Our Australian railroad operates its track as open access infrastructure consistent with the rail access regime and its lease obligations to the WA government.

Brookfield Infrastructure 55

Growth Opportunities

        Our Australian railroad is a critical component of the logistics chain in WA as, in many cases, it is the only mode of transportation for freight that is economically viable. As a result, our railroad is well positioned to benefit from a number of expansions of existing mines and the development of new mine projects in WA, which would require access to our rail network in order for commodities from these projects to access the export markets.

Toll Road Operations

        Our toll road operations are comprised of two urban toll roads and nine interurban toll roads in Chile and Brazil, respectively. Our Chilean operations include 33 kilometres of free flowing toll roads that form a key part of the ring road in the transportation network of Santiago, Chile. Our Brazilian operations comprise in excess of 3,200 kilometres of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting states like São Paulo, Rio de Janeiro, Minas Gerais, Parana and Santa Catarina. Our concessions began operations between 1998 and 2008 and operate under long-term concessions with staggered maturities. The average remaining term is over 15 years, weighted by length (kilometres).

        Our toll roads should generate stable, growing cash flows as a result of their strategic locations and the favorable economic trends in Chile and Brazil. Both markets have experienced significant economic growth over the last 20 years, which has led to increased motorization rates and economic trade. These key factors have driven increases in traffic volumes. We expect these trends to continue, resulting in significant future traffic growth on our toll roads.

Strategic Position

        Our Chilean toll road constitutes a key artery in Santiago's urban road network as it connects the affluent business center of east Santiago with Chile's international airport, the Port of Valparaiso and the North of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is primarily heavy industrial users. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 63% of Brazilian GDP.

        Our toll roads are critical infrastructure for the economies of Chile and Brazil, with few alternative routes available. The ability to build new competing routes is limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.

Regulatory Environment

        Our Chilean assets are governed by the Ministerio de Obras Publicas ("MOP"). Chile has an established concession program which has been in place for more than 20 years. To date, 66 concession agreements have been awarded, representing a total investment of approximately $17 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise annual tariffs at a level equal to the consumer price index ("CPI") + 3.5% with additional increases in the form of congestion premiums, which can be up to three times the base tariff during congested periods.

        Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo ("ARTESP") and Agência Nacional de Transportes Terrestres ("ANTT"), the Sao Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 15 years. As of 2013, there were 53 motorway concessions in Brazil totaling 15,000 kilometres. From October to December 2013, ANTT auctioned five new lots of road concessions totaling over 3,500 kilometres. Brazilian concession agreements provide operators with annual tariff

56 Brookfield Infrastructure

increases indexed to Índice Nacional de Preços ao Consumidor Amplo ("IPCA"), the Brazilian inflation rate. Additional investments not considered in the initial concession agreements are compensated with real tariff increase or an extension of the concession period.

Growth Opportunities

        We believe that continued growth in these South American economies will trigger increases in traffic volumes. Coupled with tariff increases in excess of inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, both Brazil and Chile are seeking to increase their respective paved road network by expanding existing roads and developing new roads. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

Port Operations

        Our port operations are located primarily in the UK and Europe. Our UK port is one of the largest operators in the country by volume and is a statutory harbor authority ("SHA") for the Port of Tees and Hartlepool in the north of the UK. Our UK port's status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operations handle approximately 80 mtpa of cargo.

        At our UK port, our revenue is primarily generated from port handling services for bulk and container volumes. However, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,065 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for 10% of our revenue. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 19 terminals located throughout seven countries in continental Europe.

Strategic Position

        Our port operations are strategically located. In the UK, Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors. Our European port operations are located in 19 port terminals across continental Europe plus two in China and consist of 465 hectares of long-term port concessions and over 29 kilometres of quay length. With substantial infrastructure that is often integrated with our customers' facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations are protected by significant barriers to entry. Additionally, our operations provide significant logistical services for our customers that would be difficult for potential competitors to replicate.

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

Brookfield Infrastructure 57

Growth Opportunities

        Our UK port's flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives, including the following:

  •
  slab production operational efficiencies in the steel facility adjacent to Teesport has led to increased throughput (import of commodities and export of steel slab) which is expected to grow further in the short to medium term as the facility reaches full production capacity;

  •
  the growing market for renewable energy in the UK, both offshore wind and biomass energy, may enable Teesport to provide the port-based industrial infrastructure that these industries require; and

  •
  the expansion of our container handling facilities, in addition to improvements in our rail capacity, have driven new customer contracts for container cargo and positions Teesport to be the main entry point for container cargo destined for the Northern England market as retailers seek to streamline their logistics supply chains.

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

        Our objectives for our energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed, as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our adjusted EBITDA margin and our AFFO.

        Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage Operations

  •
  15,500 kilometres of natural gas transmission pipelines, located primarily in the U.S.

  •
  Over 50,000 gas distribution customers

  •
  300 billion cubic feet of natural gas storage in the U.S. and Canada

58 Brookfield Infrastructure

District Energy Operations

  •
  Consists of heating plants capable of delivering 1,905,000 pounds per hour of steam, as well as 136,800 tons of cooling capacity, sourced from a deep lake water system

Energy Transmission, Distribution and Storage Operations

        Our energy transmission, distribution and storage operations include one of the largest natural gas transmission and pipeline systems in the U.S., unregulated natural gas and liquid propane gas ("LPG") distribution operations in Australia and the UK, and significant natural gas storage capacity in Alberta and the continental U.S. Our profitability in this segment is primarily determined by our ability to compete in the market rather than from a regulated return on rate base.

        The majority of our revenues from these operations are generated under contracts with a demand charge and variable charge structure. The demand charge does not fluctuate with usage and is designed to cover fixed costs and a return of and return on our capital, while the variable charge is designed to cover variable costs. Our energy distribution systems in Tasmania and the UK are the only providers of natural gas distribution services on the islands on which they operate. Revenues from our distribution operations fluctuate with the volume of sales, which is primarily driven by the weather.

Strategic Position

        Our North American natural gas transmission system is the largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our services. Our natural gas transmission operation provides transportation and storage to approximately 64% of the Chicago and Northern Indiana natural gas market, and its storage facilities represent approximately 6% of total working U.S. natural gas storage capacity. With its broad geographical footprint, our natural gas pipeline system traverses many of the prolific natural gas supply basins in the U.S. and also provides access to high growth shale basins including Eagleford, Granite Wash, Barnett and Haynesville, as well as liquefied natural gas supply from the Gulf Coast.

        Our North American natural gas transmission operation has a diverse group of customers comprised primarily of investment grade local distribution companies, producers, marketers and industrial users. Its top 10 customers account for approximately 67% of transportation and storage revenues.

        In the UK, our energy distribution business is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man, servicing approximately 40,500 customers. The natural gas and LPG distribution customer base on the Channel Islands and Isle of Man is comprised of a number of residential and commercial end users. Our main competition comes from alternate energy sources, such as electricity, as we believe it is uneconomic for potential new entrants to establish competing businesses.

        In Australasia, we are the sole provider of gas distribution services in Tasmania. Capital expenditures of approximately A$200 million have been incurred to establish this network, which creates a significant barrier to new entrants due to the limited market opportunity for customers to support a competing business. Our Australasian operation receives revenue from natural gas retailers who supply gas to approximately 11,500 residential, commercial and industrial customers connected to the network. As one of two natural gas retailers in Tasmania, we also earn a margin on the difference between the sales price and the cost of procuring and transporting natural gas.

        Our Canadian natural gas storage facility represents approximately 5% of total storage capacity in the province of Alberta and is connected to the mainline natural gas transportation system in central

Brookfield Infrastructure 59

Alberta. The facility contracts with customers to provide natural gas storage services and the customers pay a fee to store their natural gas. The facility's customers are primarily large international financial institutions.

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

        Our Canadian natural gas storage facility is regulated by the Alberta Energy and Resources Conservation Board, which provides operational and environmental oversight. This facility is not subject to any economic regulation.

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

        In Tasmania, the natural gas market is relatively new. Our network is currently accessible by approximately 46,500 households through approximately 11,500 installed connections. Our network's commercial and industrial growth is linked to the Tasmanian economy and alternate energy options, including cogeneration opportunities.

District Energy

        Our district energy operations consist of heating plants capable of delivering 1,905,000 pounds per hour of steam heating capacity, produced from three gas-fired steam plants and 136,800 tons of cooling capacity, sourced primarily from a deep lake water system. Our district energy operations provide steam heating in downtown Toronto, Ontario and in the medical district of New Orleans, Louisiana. District cooling services are provided through an innovative deep lake cooling system in Toronto and from mechanical chilling operations in Houston, Texas and New Orleans.

Strategic Position

        Our district energy business provides essential heating and cooling services to approximately 150 customers in Toronto, including commercial real estate operators, governments and hospitals. We serve an additional 30 customers in Houston and New Orleans, including hospitals, major sporting venues and commercial real estate operators. Over 90% of the system's revenue is generated from long-term capacity contracts, indexed to inflation. In many instances, our system is the only source of heating and cooling services as customers removed their in-house equipment once connected to our system. Additionally, our network would be extremely difficult to replicate with a greenfield development due to the difficulty in obtaining permits to build pipeline networks and substantial capital cost.

60 Brookfield Infrastructure

Regulatory Environment

        Our district energy business is regulated under the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility, allowing it unrestricted access to its network of underground pipes in downtown Toronto. In Houston and New Orleans, our operations are enabled by franchise agreements with the respective municipalities.

Growth Opportunities

        We have organic growth opportunities in our district energy business through system expansions. We are currently undertaking a significant capital project to increase our steam generating capacity in New Orleans to meet the needs of our customers, a number of whom are expanding the size and scope of their facilities. Our Toronto deep lake cooling system provides chilled water by pumping cold water from the depths of Lake Ontario. As a result of significant historical investment, this system has low variable costs. Our deep lake cooling system currently has significant excess capacity during non-peak periods of demand, upon which we will seek to capitalize by connecting incremental interruptible load to the system at limited capital cost. Furthermore, the district energy industry in North America is highly fragmented. We believe there are significant opportunities to grow our business through acquisitions.

Acquisition Strategy

        Over the past few years, we have established operating platforms with scale in many aspects of the utility, transport and energy industries. As we look to grow our business, we will primarily target acquisitions that add on to existing operating platforms and extend our operating platforms into new geographies in which we have a presence. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

  •
  Utilities: electricity transmission, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

  •
  Transport: railroads, ports, toll roads and airports; and

  •
  Energy: oil and gas pipelines and gathering and storage systems and district energy systems.

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

About Brookfield

        Brookfield is a global asset management company focused on property, power and infrastructure assets with over $175 billion of assets under management, 28,000 operating employees and over

Brookfield Infrastructure 61

600 investment professionals worldwide. Brookfield's strategy is to combine best-in-class operating platforms and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

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

        Brookfield has an approximate 28% interest in Brookfield Infrastructure. Our partnership and the other Service Recipients have each appointed Brookfield as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

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

Intellectual Property

        Our partnership, as licensee, has entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the "Brookfield" name or the Brookfield logo. Brookfield may terminate our Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B "Related Party Transactions—Licensing Agreements."

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

62 Brookfield Infrastructure

information included under Item 4.B "Business Overview," Item 6.C "Board Practices" and Item 7.B "Related Party Transactions."

(1)
Brookfield's general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly-owned by Brookfield Asset Management, an Ontario corporation.

(2)
On March 28, 2014, our partnership and the Holding LP underwent a restructuring, which redesignated our partnership's interest in the Holding LP as managing general partner units("Managing General Partner Units") and re-designated Brookfield's 0.5% interest in the Holding LP as special limited partner units ("Special Limited Partner Units"). Brookfield's Special Limited Partner Units are held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is the Infrastructure General Partner, a Bermuda company that is wholly owned by Brookfield Asset Management.

(3)
Brookfield's limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 28.1% of our partnership's issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism."

(4)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—The Holding LP and Holding Entities".

(5)
The Service Provider provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

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

        Our partnership's sole material asset is its managing general partnership interest in the Holding LP. Our partnership serves as the Holding LP's general partner and has sole authority for the

Brookfield Infrastructure 63

management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's managing general partnership interests in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our Managing General Partner. Our partnership is not required to make such distributions and neither our partnership nor our Managing General Partner can assure you that our partnership will make such distributions as intended.

The Service Provider and Brookfield

        The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our Managing General Partner

        Our Managing General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership's interest in the Holding LP, which consists of managing general partnership interests, entitles our partnership to serve as the Holding LP's general partner, with sole authority for management and control of the Holding LP, which is exercised exclusively through the board of directors of our Managing General Partner.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Us and Our Partnership," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management," Item 7.B "Related Party Transactions," Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership," Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement" and Item 7.A "Major Shareholders."

The Holding LP and Holding Entities

        Our partnership indirectly holds its interests in operating entities through the Holding LP and the Holding Entities. The Holding LP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. Except for the preferred share of our primary US Holding Entity, which is entitled to one vote, the preferred shares are not entitled to vote, except as required by law.

Infrastructure Special L.P.

        The Infrastructure Special L.P. is entitled to receive incentive distributions from the Holding L.P. as a result of its ownership of the special limited partnership interest of the Holding L.P. See Item 7.B "Related Party Transactions—Incentive Distributions."

64 Brookfield Infrastructure

Significant Subsidiaries

        The following table sets forth for each of Brookfield Infrastructure's significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by Brookfield Infrastructure.

			Ownership Interest		Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2013%		2013%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72	(1)	100
Australian railroad operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71	(2)	100
UK regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80	(2)	80
South American transmission operation	ETC Holdings Limited	Chile	28	(2)	28
North American gas transmission operation	Natural Gas Pipeline Company of America LLC	United States	26	(2)	26
Australasian energy distribution operation	Powerco Limited	New Zealand	—	(2)	—

(1)
Ownership interest held directly by our partnership.

(2)
Ownership interest held indirectly by the Holding LP.

4.D   PROPERTY, PLANT AND EQUIPMENT

        Our partnership's principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda. Our partnership does not directly own any real property.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—All of our infrastructure operations may require substantial capital expenditures in the future," "—Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk," "—All of our operating entities are subject to changes in government policy and legislation," and Item 5 "Operating and Financial Review and Prospects."

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations ("FFO") per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should

Brookfield Infrastructure 65

result in capital appreciation (see "Reconciliation of Non-IFRS Financial Measures" on page 90 for more detail). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See "Segmented Disclosures" for more detail.

Distribution Policy

        Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current strong prospects for our business, the Board of Directors of our Managing General Partner has approved a 12% increase in our quarterly distribution to 48 cents per unit starting with the distribution paid in March 2014. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 48 cents, a compound annual growth rate in excess of 10%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

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

        The Partnership's equity interests include limited partnership units ("LP Units") held by public unitholders and redeemable partnership units ("Redeemable Partnership Units") held by Brookfield. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the Partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the Partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

        When we discuss the results of our operating platforms, we present Brookfield Infrastructure's proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership's overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See "Reconciliation of Operating Segments" on page 91 for a reconciliation of segment results to the Partnership's statement of operating results in accordance with IFRS.

66 Brookfield Infrastructure

        Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last six years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

        In this section we review our consolidated performance and financial position for the 12-month periods ended December 31, 2013, 2012 and 2011. Further details on the key drivers of our operations and financial position are contained within the review of operating segments.

        The following table summarizes the financial results of Brookfield Infrastructure.

	Year Ended December 31
	2013	2012	2011
US$ MILLIONS, EXCEPT PER UNIT INFORMATION
Summary Statements of Operating Results
Revenues	$1,826	$1,524	$1,115
Direct operating expenses	(823)	(766)	(561)
General and administrative expenses	(110)	(95)	(61)
Depreciation and amortization expense	(329)	(230)	(126)
Interest expense	(362)	(322)	(253)
(Losses) earnings from investments in associates	(217)	1	76
Net income	65	291	440
Income from continuing operations	20	101	151
Income from discontinued operations	45	190	289
Net (loss) income attributable to the partnership(1)	(58)	106	187
Net (loss) income per limited partnership unit	$(0.43)	$0.47	$1.13

(1)
Includes net (loss) income attributable to non-controlling interests—Redeemable Partnership units held by Brookfield, general partner and limited partners.

        Revenues totaled $1,826 million for the year ended December 31, 2013, representing a year-over-year increase of $302 million, or 20%. Approximately $240 million of the increase relates to acquisitions made in the second half of 2012, in particular investments made in our UK regulated distribution and district energy businesses, which contributed incremental revenues of $98 million and $62 million, respectively. Our Chilean toll road contributed incremental revenues of $81 million, as we now consolidate this business following the additional investment made in this business in the fourth quarter of 2012 (it was equity accounted for in the prior year). Finally, $85 million of additional revenues were generated from the completion of our Australian railroad's expansion project. Compared to the same period in 2011, revenues for the year ended December 31, 2013 rose by $711 million or 64% due primarily to incremental revenues associated with the businesses acquired since 2011 and the expansion tasks completed at our Australian railroad in 2012.

        Direct operating expenses totaled $823 million for the year ended December 31, 2013, which is an increase of $57 million, or 7%, compared to the prior year. The increase is primarily attributable to the aforementioned investments made in the second half of 2012 and the completion of the Australian railroad expansion, which contributed incremental direct operating costs of $88 million. These increases were partially offset by a $25 million decrease in direct operating costs at our Australian regulated terminal as a result of a depreciating Australian dollar. Compared to the same period in 2011, direct operating costs for the year ended December 31, 2013 increased by $262 million or 47% due primarily to incremental operating expenses associated with the aforementioned businesses acquired since 2011 and the expansion tasks completed at our Australian railroad in 2012.

Brookfield Infrastructure 67

        General and administrative expenses totaled $110 million for the year ended December 31, 2013, which was a $15 million increase over the same period in 2012. This line item is primarily comprised of a management fee that is paid to Brookfield, which is equal to 1.25% of the partnership's market value plus recourse debt, net of cash. It also includes certain public company costs relating to the on-going operations of the partnership. The management fee for the year ended December 31, 2013 increased relative to the same period in 2012 due to an increase in our market capitalization attributable to the higher trading price of our partnership units and the $340 million equity issuance completed in May 2013. Compared to the same period in 2011, our general and administrative expenses for the year ended December 31, 2013 increased by $49 million as a result of the higher management fee, as our partnership's market capitalization grew significantly due to an increase in the trading price of our units in addition to a total of $1.6 billion of equity issuances completed since the beginning of 2011.

        Depreciation and amortization expense totaled $329 million for the year ended December 31, 2013, an increase of $99 million and $203 million compared to the same period in 2012 and 2011, respectively. The increase relative to prior periods is due primarily to the expansion of the Australian railroad operations, the impact of new investments and higher property, plant and equipment values as a result of our annual revaluation process.

        Interest expense for the year ended December 31, 2013 totaled $362 million, compared to $322 million and $253 million in the same period in 2012 and 2011, respectively. Interest expense for the year ended December 31, 2013 increased by $40 million compared to the same period in 2012 due primarily to the additional interest expense associated with the businesses we acquired in the fourth quarter of 2012, as well as higher borrowings at our Australian railroad, which contributed incremental interest expense of $31 million and $18 million, respectively. These increases were partially offset by $9 million of interest savings as a result of lower borrowing costs on our corporate credit facility following receipt of an investment grade credit rating and the replacement of higher cost legacy corporate debt with corporate bonds issued in the fourth quarter of 2012. Compared to the same period in 2011, interest expense for the year ended December 31, 2013 increased by $109 million due primarily to the additional interest expense associated with the businesses we acquired since 2011, as well as the increased debt levels attributable to our growth capital expenditures over the same period.

        Losses from investments in associates were $217 million for the year ended December 31, 2013 compared to earnings of $1 million and $76 million for the same period in 2012 and 2011, respectively. Losses from investments in associates for the year ended December 31, 2013 increased by $218 million from the same period in 2012 due primarily to a $275 million impairment charge at our North American gas transmission operation taken in the current year partially offset by a number of non-recurring items that were recorded in the prior year. The most significant of these offsets include breakage costs attributable to a refinancing completed at our North American gas transmission business ($40 million) and an impairment of one of our European ports ($16 million). Compared to the same period in 2011, losses from investments in associates for the year ended December 31, 2013 increased by $293 million primarily due to the aforementioned impairment charge at our North American gas transmission business taken in the current year.

68 Brookfield Infrastructure

	As of
US$ MILLIONS	December 31, 2013	December 31, 2012
Summary Statements of Financial Position Key Metrics
Cash and cash equivalents	$ 538	$ 263
Other current assets	730	483
Total assets	15,682	19,718
Current liabilities	527	628
Corporate borrowings	377	946
Non-recourse borrowings	5,790	6,993
Other long-term liabilities	2,383	3,343
Non-controlling interest—in operating subsidiaries	1,419	2,784
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,408	1,365
Limited Partners' capital	3,751	3,632
General Partner capital	27	27

        As of December 31, 2013, we had $15,682 million in assets, compared to $19,718 million at the end of 2012. This $4,036 million decrease is primarily due to the sale of the timber business, which reduced total assets by almost $4,400 million, in addition to foreign currency translation losses of approximately $330 million that resulted primarily from the depreciation of the Australian dollar, Chilean peso and Brazilian reais relative to the U.S. dollar. These factors were partially offset by approximately $600 million of new investments made in our Brazilian toll road and our district energy business during the year.

        Corporate borrowings decreased to $377 million at December 31, 2013, compared to $946 million as of December 31, 2012, as proceeds from the sale of our timber business were used to repay the corporate credit facility, which was drawn to fund new investments made in the fourth quarter of 2012.

        Non-recourse borrowings decreased by $1,203 million to $5,790 million at December 31, 2013 from $6,993 million at December 31, 2012. The decrease is primarily attributable to the disposition of the timber business, which combined with the impact of the depreciation of the Australian dollar and Chilean peso relative to the U.S. dollar, led to a decrease in debt balances of approximately $1,800 million. This decrease was partially offset by incremental debt of approximately $600 million that was raised during the year at our Australian railroad, district energy and Colombian regulated distribution operations to fund growth capital expenditures.

        Partnership capital increased by $162 million to $5,186 million at the end of the year from $5,024 million at the end of 2012. The increase was a result of the $340 million equity issuance completed in May, revaluation gains of approximately $500 million resulting from our annual revaluation of property, plant and equipment and a $106 million gain recognized on the partial sale of our UK regulated distribution operation. These positive impacts were partially offset by the impact of foreign exchange translation losses and losses recorded during the year.

SEGMENTED DISCLOSURES

        In this section, we review the results of our principal operating segments: utilities, transport and energy. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods, whereby the Partnership either controls or exercises significant influence over its investments. See "Discussion of Segment Reconciling Items" on page 94 for a reconciliation of segment results to the Partnership's statement of operating results in accordance with IFRS.

Brookfield Infrastructure 69

Utilities Operations

Results of Operations

        The following table presents the roll-forward of our rate base and selected key metrics:

	Year ended December 31
(US$ MILLIONS)	2013	2012
Rate base, start of period	$4,790	$3,316
Impact of acquisitions, net of disposals	(626)	1,126
Capital expenditures commissioned	355	129
Inflation and other indexation	161	218
Regulatory depreciation	(83)	(107)
Foreign exchange	(355)	108

Rate base, end of period	$4,242	$4,790

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Funds from operations (FFO)	$377	$308	$275
Maintenance capital	(27)	(25)	(24)

Adjusted funds from operations (AFFO)	$350	$283	$251

        For the year ended December 31, 2013, our utilities platform produced FFO of $377 million, compared with $308 million in the prior year and $275 million in 2011. The increase in FFO relative to 2012 and 2011 is primarily attributable to new investments completed near the end of 2012 that doubled the size of our UK regulated distribution business and increased our ownership in the Chilean electricity transmission system. In addition, our business also benefited from 'same store' organic growth from inflation indexation and contributions from organic growth investments.

        The following table presents our utilities platform's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Revenue	$831	$774	$644
Costs attributed to revenues	(284)	(305)	(226)

Adjusted EBITDA	547	469	418
Interest expense	(175)	(167)	(149)
Other income	5	6	6

Funds from operations (FFO)	377	308	275
Depreciation and amortization	(147)	(123)	(91)
Deferred taxes and other items	6	(74)	(21)

Net income	$236	$111	$163

70 Brookfield Infrastructure

        The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2013	2012	2011	2013	2012	2011
Regulated Distribution	$236	$188	$151	$178	$133	$108
Regulated Terminal	174	180	182	91	98	102
Electricity Transmission	137	101	85	108	77	65

Total	$547	$469	$418	$377	$308	$275

        For the year ended December 31, 2013 our regulated distribution operations generated Adjusted EBITDA and FFO of $236 million and $178 million, respectively, versus $188 million and $133 million, respectively, in the prior year and $151 million and $108 million, respectively, in 2011. Results increased compared to both comparative periods as a result of investments in our rate base, inflation indexation and contributions from new investment activities.

        For the year ended December 31, 2013 our regulated terminal reported Adjusted EBITDA and FFO of $174 million and $91 million, respectively, versus $180 million and $98 million, respectively, in the prior period and $182 million and $102 million, respectively, in 2011. Results decreased compared to both comparative periods as a result of the impact of foreign exchange. In natural currency terms, Adjusted EBITDA was ahead of the comparative periods as we benefited from additions to our rate base.

        For the year ended December 31, 2013 our electricity transmission operations generated Adjusted EBITDA and FFO of $137 million and $108 million, respectively, versus $101 million and $77 million, respectively, in the prior year and $85 million and $65 million, respectively, in 2011. Results increased compared to both periods primarily as a result of investments in our rate base and our increased ownership interest in the Chilean transmission system, which was completed in the fourth quarter of 2012. Excluding the impact of the increased ownership, results also benefited from inflation indexation and investments in our rate base compared to both periods.

        Non-cash expenses are primarily comprised of depreciation, amortization, non-cash inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization increased to $147 million for the year ended December 31, 2013, up from $123 million and $91 million for the same period in 2012 and 2011, respectively. The increase is primarily due to higher depreciation expense from additions to our regulated asset base from growth capital expenditures and the aforementioned acquisitions. Deferred taxes and other items for the year ended December 31, 2013 was a gain of $6 million compared to an expense of $74 million for the same period in 2012. The positive variance is primarily the result of mark-to-market gains recognized during the year on hedging items relating to our UK regulated distribution business, compared to mark-to-market losses recorded on these items in the prior year. Deferred taxes and other items declined by $27 million compared to $21 million for the year ended December 31, 2011, as the aforementioned mark-to-market gains on hedging items in the current period were partially offset by a revaluation gain at our Chilean transmission operations that was recorded in 2011.

Brookfield Infrastructure 71

Transport Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our transport platform:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Growth capital expenditures	$212	$361	$335
Adjusted EBITDA margin(1)	47%	37%	28%
Funds from operations (FFO)	326	168	98
Maintenance capital	(63)	(45)	(36)

Adjusted funds from operations (AFFO)	$263	$123	$62

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

        Our transport platform generated FFO of $326 million in 2013 compared to $168 million in 2012 and $98 million in 2011. The increase in FFO for the year ended December 31, 2013 versus the comparative years was primarily driven by the commissioning of our Australian railroad's expansion program, as well as a contribution from our investment in our South American toll roads acquired in the fourth quarter of 2012. Results also benefited from a partial period contribution from the increase in ownership of our Brazilian toll roads business completed in September 2013.

        The following table presents our transport platform's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Revenues	$1,054	$738	$640
Cost attributed to revenues	(557)	(463)	(460)

Adjusted EBITDA	497	275	180
Interest expense	(153)	(106)	(82)
Other expenses	(18)	(1)	—

Funds from operations (FFO)	326	168	98
Depreciation and amortization	(183)	(118)	(58)
Impairment charge	—	(16)	—
Deferred taxes and other items	(78)	(1)	(16)

Net income	$65	$33	$24

        The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2013	2012	2011	2013	2012	2011
Railroad	$250	$169	$98	$187	$118	$56
Toll Roads	173	30	—	97	12	—
Ports	74	76	82	42	38	42

Total	$497	$275	$180	$326	$168	$98

72 Brookfield Infrastructure

        For the year ended December 31, 2013, our Australian railroad generated Adjusted EBITDA and FFO of $250 million and $187 million, respectively, versus $169 million and $118 million, respectively, in the prior year and $98 million and $56 million, respectively, in 2011. Results increased compared to the years ended December 31, 2012 and 2011 as a result of the aforementioned completion of the expansion program, where volumes ramped up substantially and reached full take-or-pay levels in March 2013.

        For the year ended December 31, 2013, our toll roads contributed Adjusted EBITDA and FFO of $173 million and $97 million, respectively, versus $30 million and $12 million, respectively, in the prior year. Results increased compared to the prior year primarily as a result of the investments in our South American toll roads in the fourth quarter of 2012 and the increase in ownership of our Brazilian toll roads completed in September 2013. Adjusted for ownership interest, revenues increased by almost 15% from prior year, driven by higher traffic volumes and regulatory tariff increases.

        For the year ended December 31, 2013, our port operations reported Adjusted EBITDA and FFO of $74 million and $42 million, respectively, versus $76 million and $38 million, respectively, in the prior year and $82 million and $42 million, respectively, in 2011. Adjusted EBITDA decreased compared to the years ended December 31, 2012 and 2011 due to declining volumes as a result of the economic slowdown in Europe. However, FFO for the year ended December 31, 2013 increased by $4 million compared to the same period in 2012 and was unchanged compared to the same period in 2011 as the decrease in adjusted EBITDA was more than offset by lower borrowing costs following a refinancing at our continental European port operation completed during the year.

        Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization increased to $183 million for the year ended December 31, 2013, up from $118 million and $58 million for the same period in 2012 and 2011, respectively. The increase is primarily due to additional depreciation on our recently commissioned Australian railroad expansion and toll road acquisitions. Deferred taxes and other expenses for the year ended December 31, 2013 were $78 million compared to $1 million and $16 million for the same period in 2012 and 2011, respectively. The increase is primarily the result of breakage costs associated with the refinancing of our railroad and European port operations during the year.

Energy Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our energy platform:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Growth capital expenditures	$15	$17	$21
Adjusted EBITDA margin(1)	42%	46%	46%
Funds from operations (FFO)	70	76	69
Maintenance capital	(39)	(37)	(29)

Adjusted funds from operations (AFFO)	$31	$39	$40

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

        Our energy platform generated FFO of $70 million, compared to $76 million in 2012 and $69 million in 2011. Results were lower in 2013 relative to the prior year as the benefit of our district energy acquisitions that closed in 2012 and improved performance at our energy distribution businesses

Brookfield Infrastructure 73

in the UK and Australia, was offset by the impact of a challenging North American natural gas market that severely impacted the results of our gas transmission business in the U.S.. FFO increased versus 2011 due to the benefit of our district energy acquisition that closed in 2012 and the deployment of growth capital expenditures at our distribution operations offset by weak market fundamentals at our North American energy transmission business.

        The following table presents our energy platform's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Revenues	$323	$316	$311
Cost attributed to revenues	(186)	(172)	(168)

Adjusted EBITDA	137	144	143
Interest expense	(69)	(70)	(74)
Other income	2	2	—

Funds from operations (FFO)	70	76	69
Depreciation and amortization	(70)	(59)	(54)
Deferred taxes and other items	(254)	(17)	8

Net (loss) income	$(254)	$—	$23

        The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2013	2012	2011	2013	2012	2011
Energy Transmission, Distribution & Storage	$128	$142	$143	$65	$75	$69
District Energy	9	2	—	5	1	—

Total	$137	$144	$143	$70	$76	$69

        For the year ended December 31, 2013 our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $128 million and $65 million, respectively, versus $142 million and $75 million, respectively, in the prior year and $143 million and $69 million, respectively, in 2011. Adjusted EBITDA and FFO decreased compared to the years ended December 31, 2012 and 2011, as weak market fundamentals continue to impact transportation revenues at our North American energy transmission business, partially offset by the deployment of growth capital expenditures and colder than average weather at our distribution operations.

        For the year ended December 31, 2013, our district energy business contributed Adjusted EBITDA and FFO of $9 million and $5 million, respectively, versus $2 million and $1 million, respectively, in the prior year. Results increased as we benefited from a full year of operations following our investment in this business in the fourth quarter of 2012.

        Non-cash expenses are primarily comprised of depreciation, amortization, impairment charges, deferred taxes and other items. Depreciation and amortization increased to $70 million for the year ended December 31, 2013, up from $59 million and $54 million for the same period in 2012 and 2011, respectively. The increase is primarily due to additional depreciation as a result of the acquisition of our district energy business. Deferred taxes and other expenses for the year ended December 31, 2013 was $254 million compared to $17 million and a gain of $8 million for the same period in 2012 and

74 Brookfield Infrastructure

2011, respectively. The increase is due primarily to a $275 million impairment charge taken our North American gas transmission business during the year partially offset by non-recurring breakage costs ($40 million) attributable to a refinancing completed at our North American gas transmission business that impacted the prior year.

Corporate and other

        The following table presents the components of Corporate and Other, on a proportionate basis for the twelve months ended December 31, 2013, 2012 and 2011:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Timber EBITDA	$39	$48	$60
General and administrative costs	(8)	(9)	(8)
Base management fee	(102)	(86)	(53)

Adjusted EBITDA	(71)	(47)	(1)
Other income	6	7	4
Financing costs
Timber	(13)	(28)	(28)
Corporate	(13)	(22)	(25)

Funds from operations (FFO)	(91)	(90)	(50)
Deferred taxes and other items	(14)	52	27

Net loss	$(105)	$(38)	$(23)

        During the year we completed the sale of our timberland operations for proceeds of $640 million, and as a result eliminated reporting on the timber segment and included results from this business in our Corporate and other segment. The timber business generated FFO for the year ended December 31, 2013 of $25 million compared to $22 million in the prior year and $33 million in 2011.

        General and administrative costs for the year ended December 31, 2013 were consistent with the comparative periods. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $8 million to $10 million per year on an annualized basis.

        Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt net of cash. The base management fee for the year ended December 31, 2013 increased relative to the same periods in 2012 and 2011 due to an increase in our market capitalization attributable to the higher trading price of our partnership units and equity issuances completed in May 2013, August 2012 and October 2011.

        Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Financing costs for the year ended December 31, 2013 were lower than the comparative periods due to lower interest costs on our corporate credit facility following the receipt of our investment grade credit rating, in addition to refinancing higher cost legacy debt with corporate bonds issued in October 2012.

        Other income includes interest and distribution income earned on corporate cash and financial assets.

Brookfield Infrastructure 75

        Deferred taxes and other expenses for the year ended December 31, 2013 were $14 million compared to income of $52 million and $27 million in the same period in 2012 and 2011, respectively, as the comparative periods included positive fair value adjustments recorded on our timberlands.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

        To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	Year ended December 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION) Key Metrics	2013	2012	2011
Funds from operations (FFO)	$682	$462	$392
Per unit FFO(1)	3.30	2.41	2.41
Distributions	1.72	1.50	1.32
Payout ratio(2)	57%	66%	55%
Growth of per unit FFO(1)	37%	—	35%
Adjusted funds from operations (AFFO)(3)	553	355	300

(1)
Average units outstanding during the year of 206.7 million (2012: 191.5 million, 2011: 162.5 million).

(2)
Payout ratio is defined as distributions to unitholders, including GP incentive distributions, divided by FFO.

(3)
AFFO is defined as FFO less maintenance capital expenditures.

        For the year ended December 31, 2013 we posted strong results with FFO totaling $682 million ($3.30 per unit) compared to FFO of $462 million ($2.41 per unit) in 2012 and FFO of $392 million ($2.41 per unit) in 2011. This 48% and 74% increase in our FFO versus 2012 and 2011 was primarily due to the investments made to expand our railroad and utilities rate base, in addition to inflation indexation and high volumes in our transport business. We also benefited from a solid contribution from new investments made that expanded our utilities and transport platforms. Our distribution of $1.72 per unit represents a payout ratio of 57% of our FFO for the year, which is conservative versus our target range of 60%-70%.

76 Brookfield Infrastructure

        The following tables present selected statement of operating results and financial position information by operating platform on a proportionate basis:

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Statement of Operating Results
Net (loss) income by segment
Utilities	$236	$111	$163
Transport	65	33	24
Energy	(254)	—	23
Corporate and other	(105)	(38)	(23)

Net (loss) income	$(58)	$106	$187

Adjusted EBITDA by segment
Utilities	$547	$469	$418
Transport	497	275	180
Energy	137	144	143
Corporate and other	(71)	(47)	(1)

Adjusted EBITDA	$1,110	$841	$740

FFO by segment
Utilities	$377	$308	$275
Transport	326	168	98
Energy	70	76	69
Corporate and other	(91)	(90)	(50)

FFO	$682	$462	$392

	As of
	December 31, 2013	December 31, 2012
(US$ MILLIONS)
Statement of Financial Position
Total assets by segment
Utilities	$4,766	$5,525
Transport	4,789	4,412
Energy	1,629	1,849
Corporate and other	(46)	895

Total assets	$11,138	$12,681

Net debt by segment
Utilities	$2,838	$3,307
Transport	2,333	2,077
Energy	927	911
Corporate and other	(146)	1,362

Net debt	$5,952	$7,657

Partnership capital by segment
Utilities	$1,928	$2,218
Transport	2,456	2,335
Energy	702	938
Corporate and other	100	(467)

Partnership capital	$5,186	$5,024

Brookfield Infrastructure 77

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at December 31, 2013 and 2012 were insignificant and would not adversely impact our ability to meet cash obligations.

        Our group-wide liquidity at December 31, 2013 was $2,582 million and was comprised of the following:

	As of
(US$ MILLIONS)	December 31, 2013	December 31, 2012
Corporate cash and cash equivalents	$ 523	$ 7
Committed corporate credit facility	1,400	855
Draws on corporate credit facility	—	(546)
Commitments under corporate credit facility	(99)	(92)
Proportionate cash retained in businesses	330	203
Proportionate availability under subsidiary credit facilities	428	336

Group-wide liquidity	$2,582	$ 763

        At December 31, 2013, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure's present requirements. We finished the quarter with group wide liquidity of approximately $2,582 million, up from $763 million at December 31, 2012. At the corporate level, we ended the year with $1,824 million of liquidity, an increase of almost $1,600 million compared to the prior year. The increases were primarily attributable to $1,055 million of proceeds received from asset sales, the $340 million equity offering completed in May 2013, a return of capital of approximately $300 million from our Australian railroad, and the $545 million upsizing of our corporate credit facility. These positive impacts were partially offset by the approximately $600 million follow-on investments made in our Brazilian toll road and district energy businesses during the year.

        We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt.

78 Brookfield Infrastructure

We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of December 31, 2013, scheduled principal repayments over the next five years are as follows:

(US$ MILLIONS)	Average Term (years)	2014	2015	2016	2017	2018	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$—	$—	$377	$—	$—	$377

Total recourse borrowings	4	—	—	—	377	—	—	377

Non-recourse borrowings(1)(2)
Utilities	10	92	54	387	50	6	2,310	2,899
Transport	7	57	255	303	77	470	1,380	2,542
Energy	9	14	—	16	506	—	451	987

Total non-recourse borrowings(1)(2)	10	163	309	706	633	476	4,141	6,428

Total borrowings(3)	10	$163	$309	$706	$1,010	$476	$4,141	$6,805

Cash retained in businesses
Utilities								$61
Transport								209
Energy								60
Corporate and other								523

Total cash retained								$853

Net debt
Utilities								$2,838
Transport								2,333
Energy								927
Corporate								(146)

Total net debt		2%	5%	10%	15%	7%	61%	$5,952

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

(3)
As of December 31, 2013, approximately 40% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 12% of our total borrowings.

        The average cash interest rates for our utilities, transport, energy and corporate platforms were 5.6%, 6.5%, 6.9% and 3.5%, respectively (December 31, 2012: 6.2%, 7.4%, 7.4% and 3.5% respectively).

Brookfield Infrastructure 79

        Our debt has an average term of 10 years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2013 was 53%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
(US$ MILLIONS)	2013	2012
Consolidated debt	$6,167	$7,939
Less: borrowings attributable to non-controlling interest	(1,675)	(2,705)
Premium on debt and cross currency swaps	(67)	144
Add proportionate share of borrowings of investments in associates:
Utilities	716	1,038
Transport	885	666
Energy	779	785

Proportionate debt	$6,805	$7,867

CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2013:

	Payments due by period
(US$ MILLIONS)	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$691	$584	$26	$—	$81
Interest-bearing liabilities(1)	8,596	313	341	2,261	5,681
Finance lease liabilities	31	4	3	8	16
Other long-term liabilities	601	—	153	214	234

	$9,919	$901	$523	$2,483	$6,012

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $251 million, $225 million, $622 million and $1,161 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

        In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of our partnership. As of December 31, 2013, this fee is estimated to be approximately $104 million per year based on our current market capitalization and unit price.

FINANCIAL INSTRUMENTS—FOREIGN CURRENCY HEDGING STRATEGY

        To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

80 Brookfield Infrastructure

        The following table presents our hedged position in foreign currencies as of December 31, 2013:

	Net Investment Hedges
(US$ MILLIONS)	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP
Equity Investment—US$	$1,131	$1,575	$984	$773	$314	$176	$169	$64
FX contracts—US$	2,174	(866)	(984)	—	—	(176)	(148)	—

Net unhedged—US$	$3,305	$709	$—	$773	$314	$—	$21	$64

        At December 31, 2013, we had hedges in place equal to approximately 54% of our net equity investment in foreign currencies. In the 12 months ended December 31, 2013, we recorded losses in other comprehensive income of $12 million related to these contracts.

OTHER MARKET RISKS

Inflation Risk

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

Commodity Risk

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long term, our Australian regulated terminal operation relies on demand for coal exports, our Australian railroad operation relies on demand for iron ore for steel production and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. Furthermore, our Australian railroad business relies on the demand for iron ore exports. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are finite. Accordingly, a long term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts. Furthermore, our North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2011. See Item 4.B "Business Overview" for more information.

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

Brookfield Infrastructure 81

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

        The following table highlights the sources and uses of cash for the year:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Funds from operations (FFO)	$682	$462	$392
Less maintenance capital	(129)	(107)	(89)

Funds available for distribution (AFFO)	553	355	303
Distributions paid	(388)	(304)	(217)

Funds available for reinvestment	165	51	86

Growth capital expenditures	(504)	(565)	(544)
Asset level debt funding of growth capex	403	437	149
Disposals, net of new investments	528	(1,012)	(140)
Asset level financings (repayments)	304	(374)	(93)
(Repayments) draws on corporate credit facility	(546)	546	(18)
Corporate debt issuance, net	—	408	—
Proceeds from equity issuance	335	497	657
Changes in working capital and other	(42)	16	(89)

Change in proportionate cash retained in business	643	4	8
Opening, proportionate cash retained in business	210	206	198

Closing, proportionate cash retained in business	$853	$210	$206

        The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Growth capital expenditures by segment
Utilities	$277	$187	$188
Transport	212	361	335
Energy	15	17	21

	$504	$565	$544

82 Brookfield Infrastructure

	Current Annual Estimated Sustaining Capex		Year ended December 31
(US$ MILLIONS)	Low	High	2013	2012	2011
Maintenance capital expenditures by segment
Utilities	$20	$30	$27	$25	$24
Transport	80	90	63	45	36
Energy	20	25	39	37	29

	$120	$145	$129	$107	$89

        For the year end, our maintenance capital expenditures were within the expected range required to maintain the infrastructure assets within our utilities and transport platforms. Maintenance capital expenditures were $39 million for the current period for our energy platform, which is higher than the average annual sustainable level of $20 million to $25 million. The higher than average expenditures are primarily attributable to timing of certain larger scale projects at our North American energy transmission business that are non-recurring.

PARTNERSHIP CAPITAL

        As of December 31, 2013, our partnership owned limited partnership units that represented approximately 71.5% of the Holding LP's total outstanding units, and Brookfield owned Redeemable Partnership Units that represented approximately 28% of the Holding LP's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the units issued by Brookfield Infrastructure and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of Brookfield Infrastructure. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2013, Brookfield's aggregate limited partnership interest in our partnership would be approximately 28%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        As of December 31, 2013 Brookfield also owned general partnership units that represented approximately 0.5% of the Holding LP's total outstanding units. Brookfield is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year ended December 31, 2013, the partnership paid incentive distributions of $31 million (2012: $16 million, 2011: $4 million).

Brookfield Infrastructure 83

        The total number of partnership units outstanding was comprised of the following:

	As of
	December 31, 2013	December 31, 2012
Redeemable partnership units, held by Brookfield	58,739,416	56,137,081
General partnership units	1,066,929	1,066,929
Limited partnership units	150,252,174	143,567,955

Total	210,058,519	200,771,965

        During 2013 and 2012, our outstanding issued Redeemable Partnership Units changed as follows:

	2013		2012
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,084	56,137,081	$942	51,698,081
Units issued	94	2,602,335	142	4,439,000

Outstanding at end of year	$1,178	58,739,416	$1,084	56,137,081

        During 2013 and 2012, our outstanding issued limited partnership units changed as follows:

	2013		2012
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,955	143,567,955	$2,597	132,352,111
Units issued	244	6,684,219	358	11,215,844

Outstanding at end of year	$3,199	150,252,174	$2,955	143,567,955

        During 2013 and 2012, our outstanding issued general partnership units changed as follows:

	2013		2012
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,929	$19	1,066,929

Outstanding at end of year	$19	1,066,929	$19	1,066,929

        In May 2013, our partnership issued 6,528,665 LP units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada. In addition, the Holding LP issued 2,602,335 million Redeemable Partnership units to Brookfield at $36.24. In total, $330 million of net proceeds were raised through this issuance.

        In August 2012, our partnership issued 11,132,000 LP units at a gross price of $33.25 under our shelf registrations in the U.S. and Canada. In addition, the Holding LP issued 4,439,000 million Redeemable Partnership units to Brookfield at $31.92. In total, $497 million of net proceeds were raised through this issuance.

        In June 2010, we implemented a distribution reinvestment plan ("Plan"), that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average

84 Brookfield Infrastructure

of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 155,554 units (2012: 83,844 units).

        In October 2013, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid ("2013 Issuer Bid"). Repurchases were authorized to commence on October 4, 2013 and ending on October 3, 2014 or earlier if repurchases were completed prior to such date. In the year ended December 31, 2013, no units were repurchased and cancelled under this program. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

        In March 2014, the Holding LP underwent a restructuring whereby the Holding LP's limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP by redesignating the limited partner units as managing general partner units and to make the general partner a special limited partner of the Holding LP by redesignating the general partner units to special limited partner units. This change was made in order to simplify our governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP.

RELATED PARTY TRANSACTIONS

        We have entered into a number of related party transactions with Brookfield. See Item 7.B—"Related Party Transactions."

OFF-BALANCE SHEET ARRANGEMENTS

        Brookfield Infrastructure has no off-balance sheet arrangements.

        Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2013, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $116 million.

        In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

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

Brookfield Infrastructure 85

        In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior period, and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our partnership's financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

        The following is a discussion of our critical accounting policies:

Common control transactions

        IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Statements of Financial Position, Statements of Operating Results, Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

Classification of assets and liabilities as held for sale

        Brookfield Infrastructure's accounting policy relating to assets held for sale is described in note 3(p) of Brookfield Infrastructure's consolidated financial statements. In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the Partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Partnership.

Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in note 3(n) of Brookfield Infrastructure's consolidated financial statements. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships.

Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13 of Brookfield Infrastructure's consolidated financial statements.

86 Brookfield Infrastructure

Valuation of standing timber

        Changes in fair value are recorded profit and loss during the period of change. Brookfield Infrastructure determines fair value on an annual basis. Certain assets recorded at fair value were estimated and determined by management of the Partnership with due consideration given to other relevant data points. Key estimates and assumptions in determining the fair value of standing timber are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

Valuation of investment property

        The fair value of investment property is primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases.

        In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure assets. Fair value is estimated by management of the Partnership with due consideration given to other relevant data points.

Fair values in business combinations

        Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows, revenue streams and value-in-use calculations (refer to note 4 of Brookfield Infrastructure's consolidated financial statements for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

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

        Other critical judgments utilized in the preparation of the partnership's financial statements include the determination of functional currency, determination of operating segments, determination of effectiveness of financial hedges for accounting purposes, recoverability of deferred tax assets and assessment of tax uncertainties, and determination of control.

Brookfield Infrastructure 87

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

        Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these Standards on the partnership's accounting policies and disclosures are as follows:

a)    Recently adopted accounting standards and amendments

IFRS 10 Consolidated Financial Statements ("IFRS 10")

        IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation—Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor that exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

        IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure's accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements ("IFRS 11") and IAS 28 Investment in Associates and Joint Ventures ("IAS 28")

        IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

        IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure's accounting for and presentation of investees for the current and prior periods presented.

IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

        IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity's conclusion during the reporting period.

        IFRS 12 was applied prospectively. The application of this new Standard led to additional disclosures with regards to the Brookfield Infrastructure's interests in other entities. These disclosures provide further details regarding Brookfield Infrastructure's non-wholly owned subsidiaries and have been included in note 2 and note 12 of the consolidated financial statements.

88 Brookfield Infrastructure

IFRS 13 Fair Value Measurement ("IFRS 13")

        IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied prospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and nonfinancial assets and liabilities. In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous Standards.

        The application of this new Standard led to additional disclosures in the notes to the consolidated financial statements with regard to the valuation methods applied in determining the fair value of Brookfield Infrastructure's property plant and equipment (see note 13), investment property (see note 17) and financial instruments (see note 7).

IAS 1 Presentation of Items of Other Comprehensive Income—Amendments to IAS 1 ("IAS 1")

        Brookfield Infrastructure adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income ("OCI") in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

        Brookfield Infrastructure has amended the Consolidated Statement of Comprehensive Income (Loss) for all periods presented to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the Statements of Comprehensive Income, there is no net impact on comprehensive income.

IFRS 7 Financial Instruments: Disclosures—("IFRS 7")

        The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar arrangements.

        The amendments to IFRS 7 have been applied prospectively. The application of these amendments has led to additional disclosures regarding the offsetting of financial instruments. These additional disclosures have been included in note 7 of the notes to the consolidated financial statements.

b)    Standard issued not yet adopted

IFRS 9 Financial Instruments—("IFRS 9")

        IFRS 9, Financial Instruments ("IFRS 9") was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new Standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on

Brookfield Infrastructure 89

or after January 1, 2018. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRIC 21, Levies—("IFRIC 21")

        IFRIC 21, Levies ("IFRIC 21") provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

IAS 32, Financial Instruments: Presentation ("IAS 32")

        IAS 32, Financial Instruments: Presentation ("IAS 32") was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of "currently has a legally enforceable right of set-off", the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. IAS 32 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IAS 32 on the consolidated financial statements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

        To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

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

  •
  FFO does not include breakage and transaction costs or non-cash valuation gains and losses.

        Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership's distribution policy.

        When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add

90 Brookfield Infrastructure

back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

        We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

        In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

        The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Year ended December 31
(US$ MILLIONS)	2013	2012	2011
Net (loss) income attributable to partnership(1)	$(58)	$106	$187
Add back or deduct the following:
Depreciation and amortization	400	300	203
Impairment charge	275	16	—
Deferred income taxes	65	(37)	73
Gain on sale of associate	(53)	—	—
Mark-to-market on hedging items	(7)	50	26
Valuation losses (gains) and other	60	27	(97)

FFO	682	462	392
Maintenance capital	(129)	(107)	(89)

AFFO	$553	$355	$303

(1)
Includes net (loss) income attributable to non-controlling interests—Redeemable Partnership units held by Brookfield, general partner and limited partners.

        The difference between net income and FFO is primarily attributable to depreciation and amortization expenses and the impairment charge of $275 million taken on our North American gas transmission business during the year.
        We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

Reconciliation of Operating Segments

        Adjusted EBITDA, FFO, and AFFO are presented based on Brookfield Infrastructure's proportionate share of results in operations accounted for using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the Partnership's overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these

Brookfield Infrastructure 91

reconciling items (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

        The following tables present each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method whereby the Partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure's proportionate results to the Partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the Partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See "Discussion of Segment Reconciling Items" on page 94 for a reconciliation of segment results to the Partnership's statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials on F-7(1)
For the year ended December 31, 2013 in US$ millions	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(933)	$551	$(83)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	491	(287)	44	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(442)	264	(39)
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	156	(108)	13	(362)

FFO	377	326	70	(91)	682	(269)	143	(8)
Depreciation and amortization	(147)	(183)	(70)	—	(400)	163	(92)	—	(329)
Impairment charge	—	—	(275)	—	(275)	275	—	—	—
Deferred taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	56	(2)	(49)	(55)
Share of losses from associates	—	—	—	—	—	(217)	—	—	(217)
Income from discontinued operations net of tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(2)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

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

92 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials on F-7(1)
For the year ended December 31, 2012 in US$ millions	Utilities	Transport	Energy	Other	Total
Revenues	$774	$738	$316	$143	$1,971	$(726)	$422	$(143)	$1,524
Costs attributed to revenues	(305)	(463)	(172)	(95)	(1,035)	403	(229)	95	(766)
General and administrative costs	—	—	—	(95)	(95)	—	—	—	(95)

Adjusted EBITDA	469	275	144	(47)	841	(323)	193	(48)
Other income (expense)	6	(1)	2	7	14	3	(7)	(2)	8
Interest expense	(167)	(106)	(70)	(50)	(393)	138	(95)	28	(322)

FFO	308	168	76	(90)	462	(182)	91	(22)
Depreciation and amortization	(123)	(118)	(59)	—	(300)	122	(52)	—	(230)
Impairment charge	—	(16)	—	—	(16)	16	—	—	—
Deferred taxes	11	(2)	31	(3)	37	(31)	14	22	42
Mark-to-market on hedging items	(10)	(2)	(17)	(21)	(50)	15	(14)	—	(49)
Valuation (losses) gains and other	(75)	3	(31)	76	(27)	59	14	(58)	(12)
Share of earnings from associates	—	—	—	—	—	1	—	—	1
Income from discontinued operations net of tax	—	—	—	—	—	—	—	190	190
Net income attributable to non-controlling interest	—	—	—	—	—	—	(53)	(132)	(185)

Net income (loss) attributable to partnership(2)	$111	$33	$—	$(38)	$106	$—	$—	$—	$106

For the year ended December 31, 2011 in US$ millions	Utilities	Transport	Energy	Other	Total	Contribution from investments in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials on F-7(1)
Revenues	$644	$640	$311	$155	$1,750	$(694)	$214	$(155)	$1,115
Costs attributed to revenues	(226)	(460)	(168)	(95)	(949)	403	(110)	95	(561)
General and administrative costs	—	—	—	(61)	(61)	—	—	—	(61)

Adjusted EBITDA	418	180	143	(1)	740	(291)	104	(60)
Other income (expense)	6	—	—	4	10	2	6	(1)	17
Interest expense	(149)	(82)	(74)	(53)	(358)	128	(51)	28	(253)

FFO	275	98	69	(50)	392	(161)	59	(33)
Depreciation and amortization	(91)	(58)	(54)	—	(203)	96	(19)	—	(126)
Deferred taxes	(11)	(15)	16	(63)	(73)	(2)	(1)	64	(12)
Mark-to-market on hedging items	(12)	—	(3)	(11)	(26)	9	(18)	—	(35)
Valuation (losses) gains and other	2	(1)	(5)	101	97	(18)	12	(100)	(9)
Share of earnings from associates	—	—	—	—	—	76	—	—	76
Income from discontinued operations net of tax	—	—	—	—	—	—	—	289	289
Net income attributable to non-controlling interest	—	—	—	—	—	—	(33)	(220)	(253)

Net income (loss) attributable to partnership(2)	$163	$24	$23	$(23)	$187	$—	$—	$—	$187

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

Brookfield Infrastructure 93

        The following tables provide each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations using consolidation and the equity method whereby the Partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure's proportionate assets to total assets presented on the Partnership's consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total attributable to Brookfield Infrastructure
As at December 31, 2013 US$ millions	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non-controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

	Total attributable to Brookfield Infrastructure
As at December 31, 2012 US$ millions	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investments in associates	Attributable to non-controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
Total assets	$5,525	$4,412	$1,849	$895	$12,681	$(2,072)	$6,530	$2,579	$19,718

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

Discussion of Segment Reconciling Items

        The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and Net income attributable to the Partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Utilities
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$176	$146	$130
Attribution to non-controlling interest	(172)	(150)	(75)

Adjusted EBITDA	4	(4)	55
Adjustments to items comprising Adjusted FFO(2)
Contributions from Investment in Associates	(40)	(42)	(38)
Attribution to non-controlling interest	86	84	33

FFO	50	38	50
Adjustments to items comprising Net income attributable to Partnership(3)
Contributions from Investment in Associates	(136)	(104)	(92)
Attribution to non-controlling interest	86	66	42

Net Income Attributable to Partnership	$—	$—	$—

94 Brookfield Infrastructure

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from Investments in Associates increased compared to the prior comparative periods, primarily as a result of the increase in ownership of our Chilean electricity transmission system in the fourth quarter of 2012, investments in our rate base and inflation indexation.

        Attribution to non-controlling interest increased compared to the prior comparative periods, primarily as a result of the acquisitions of our Colombian and UK regulation distribution operations, which were completed in January 2012 and March 2013, respectively.

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Transport
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$170	$61	$41
Attribution to non-controlling interest	(59)	(34)	(29)

Adjusted EBITDA	111	27	12
Adjustments to items comprising Adjusted FFO(2)
Contributions from Investment in Associates	(74)	(37)	(24)
Attribution to non-controlling interest	25	17	12

FFO	62	7	—
Adjustments to items comprising Net income attributable to Partnership(3)
Contributions from Investment in Associates	(97)	(24)	(17)
Attribution to non-controlling interest	35	17	17

Net Income Attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from Investments in Associates increased over the prior year comparative periods as a result of the acquisition of the Brazilian toll roads in the fourth quarter of 2012 and additional investment in the third quarter of 2013.

Brookfield Infrastructure 95

        Attribution to non-controlling interest increased over the prior year comparative periods as incremental investments in our Chilean toll road in the fourth quarter of 2012 led to a change in the basis of presentation of our Chilean toll roads from equity accounted to consolidation.

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Energy
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$96	$116	$120
Attribution to non-controlling interest	(33)	(9)	—

Adjusted EBITDA	63	107	120
Adjustments to items comprising Adjusted FFO(2)
Contributions from Investment in Associates	(59)	(63)	(67)
Attribution to non-controlling interest	10	1	—

FFO	14	45	53
Adjustments to items comprising Net income attributable to Partnership(3)
Contributions from Investment in Associates	(36)	(53)	(53)
Attribution to non-controlling interest	22	8	—

Net Income Attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from Investments in Associates declined compared to the prior comparative periods as weak market fundamentals continue to impact transportation revenues at our North American gas transmission business.

96 Brookfield Infrastructure

        Attribution to non-controlling interest increased for the year ended December 31, 2013 compared to the prior year periods as we benefited from a full year of operations following our investment in our North American district energy business in the fourth quarter of 2012.

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Corporate & Other
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$—	$—	$—
Attribution to non-controlling interest	—	—	—
Discontinued operations	39	48	60

Adjusted EBITDA	39	48	60
Adjustments to items comprising Adjusted FFO(2)
Contributions from Investment in Associates	—	1	(1)
Attribution to non-controlling interest	—	—	—
Discontinued operations	(31)	(26)	(27)

FFO	8	23	32
Adjustments to items comprising Net income attributable to Partnership(3)
Contributions from Investment in Associates	—	(1)	1
Attribution to non-controlling interest	—	—	—
Discontinued operations	(8)	(22)	(33)

Net Income Attributable to Partnership	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense, cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Brookfield Infrastructure 97

        Contributions from our discontinued operations are comprised of the results of our Canadian and U.S. freehold timberland operations, as comparative periods included positive fair value adjustments recorded at these businesses.

	Year ended December 31
	2013	2012	2011
(US$ MILLIONS)
Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from Investment in Associates	$442	$323	$291
Attribution to non-controlling interest	(264)	(193)	(104)
Discontinued operations	39	48	60

Adjusted EBITDA	217	178	247
Adjustments to items comprising Adjusted FFO(2)
Contributions from Investment in Associates	(173)	(141)	(130)
Attribution to non-controlling interest	121	102	45
Discontinued operations	(31)	(26)	(27)

FFO	134	113	135
Adjustments to items comprising Net income attributable to Partnership(3)
Contributions from Investment in Associates	(269)	(182)	(161)
Attribution to non-controlling interest	143	91	59
Discontinued operations	(8)	(22)	(33)

Net Income Attributable to Partnership	$—	$—	$—

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

        The following table presents certain information concerning the current board of directors of our Managing General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell Bathurst, Canada	67	Chair	Director
Jeffrey Blidner Toronto, Canada	66	Director	Senior Managing Partner of Brookfield Asset Management
John Fees Lynchburg, Virginia	56	Director	Chairman of The Babcock & Wilcox Company

98 Brookfield Infrastructure

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
David Hamill(2,3) Ipswich, Qld, Australia	56	Director	Director
Arthur Jacobson, Jr.(2) Mamaroneck, New York	51	Director	Managing Member, Martinart Partners, L.L.C., a restaurant
Don Mackenzie Pembroke, Bermuda	53	Director	Chairman and Owner of New Venture Holdings
Rafael Miranda Robredo(2) Madrid, Spain	64	Director	Director
Anne Schaumburg(3) Short Hills, New Jersey	64	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	64	Director	Chief Financial Officer, Labrador Iron Mines Limited, a mining company

(1)
The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)
Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)
Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is an audit committee financial expert.

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

        Jeffrey Blidner.    Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Jeffrey is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

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

Brookfield Infrastructure 99

        David Hamill.    David has served as a director of our Managing General Partner since December 31, 2010. He is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. David retired from the Queensland Parliament in February 2001. David holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

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

        Don Mackenzie.    Don joined as a director of our Managing General Partner on April 22, 2013. He is the Chairman and Owner of New Venture Holdings, a well-established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

        Rafael Miranda Robredo.    Rafael joined as a director of our Managing General Partner on April 22, 2013. He is the Chairman of the Endesa Foundation, Honorary Chairman of Eurelectric, the European Electricity Association, Chairman of the Social Council of Burgos and, until April 2013, a board member of Enersis, the company which manages all of Endesa's investments in Latin America. He joined Endesa, Spain's largest electric company in 1987 as managing director, and served as the company's CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University, and a Master's degree in Management Science from the Industrial Organization E.O.I.

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

Additional Information About Directors and Officers

        Until February 2011, CEO of the Service Provider, Mr. Sam Pollock was a director of Fraser Papers Inc. ("Fraser Papers") an integrated specialty paper company that produces a broad range of

100 Brookfield Infrastructure

specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act ("CCAA") in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers' creditors, which was completed in May 2011.

        Director of our Managing General Partner, Mr. Danesh Varma, has acted as a director of various corporations in several jurisdictions around the world. He was a director and officer of American Resource Corporation Limited when it became subject to a cease trade order by the Ontario Securities Commission in June 2004 for failure to file its audited annual financial statements for the year ended December 31, 2003 and the first quarter interim unaudited financial statements for the period ended March 31, 2004. The cease trade order was lifted in June 2008.

Our Management

        Our Managing General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Service Provider's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 28,000 operating employees and over 600 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Jeffrey Blidner	66	37	12	Chair
Sam Pollock	47	24	19	Chief Executive Officer
Bahir Manios	35	12	9	Chief Financial Officer

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, transport, energy and timber operations. Set forth below is biographical information for Messrs. Pollock, and Manios, however, for biographical information regarding Mr. Blidner see Item 6.A "Directors and Senior Management—Board of Directors of our Managing General Partner":

        Sam Pollock.    Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Provider. Since 2006, Sam has led Brookfield's expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield's infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield's investment initiatives acting as Brookfield Asset Management's Chief Investment Officer. Sam is a Professional Accountant and holds a business degree from Queen's University.

        Bahir Manios.    Bahir is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Service Provider. In his capacity as Chief Financial Officer of the Service Provider, Bahir is responsible for the Infrastructure Group's financial reporting, risk management, corporate finance and overall funding activities of the organization. Bahir began his career at one of the big four accounting firms where he worked in the assurance and business advisory practice, and joined Brookfield in 2004. A graduate of the school of business and economics at Wilfrid Laurier University in 2001, Bahir is a member of the Chartered Professional Accountants of Canada.

Brookfield Infrastructure 101

        See also information contained in this annual report on Form 20-F under Item 6.C "Board Practices," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Our Master Services Agreement

        The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

        The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and is available to our unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

Appointment of the Service Provider and Services Rendered

        Under our Master Services Agreement, the Service Recipients have appointed the Service Provider, as the service provider, to provide the following services, or arrange for their provision by an appropriate service provider:

  •
  causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

  •
  establishing and maintaining or supervising the establishment and maintenance of books and records;

  •
  identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

  •
  recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

  •
  recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalents of the operating entities;

  •
  making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating entities;

  •
  making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our partnership to our unitholders;

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

102 Brookfield Infrastructure

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

  •
  providing individuals to act as senior officers of Service Recipients as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

  •
  advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

  •
  providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient's day-to-day operations.

        The Service Provider's activities are subject to the supervision of the board of directors or equivalent governing body of our Managing General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

        Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management Fee

        Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee ("Base Management Fee"), to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate of the closing value of all our outstanding units (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into units) and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

        The table below sets forth the management fees for the years ended December 31, 2013, 2012 and 2011, respectively.

	Year ended December 31
MILLIONS	2013	2012	2011
Base Management Fee	$101	$86	$53

Brookfield Infrastructure 103

        To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP's limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B "Related Party Transactions—Other Services" and Item 7.B "Related Party Transactions—Incentive Distributions."

Reimbursement of Expenses and Certain Taxes

        We also reimburse the Service Provider for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Provider for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

        The relevant Service Recipient is required to pay the Service Provider all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Provider for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under the Master Services Agreement.

        In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Provider will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.

        The Service Recipients are also required to pay or reimburse the Service Provider for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Provider, which are personal to the Service Provider.

104 Brookfield Infrastructure

Termination

        The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days' prior written notice of termination from our Managing General Partner to the Service Provider if any of the following occurs:

  •
  the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider;

  •
  the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

  •
  the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or

  •
  certain events relating to the bankruptcy or insolvency of the Service Provider.

        The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield experiences a change of control. Our Managing General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our Managing General Partner's independent directors.

        Our Master Services Agreement expressly provides that the agreement may not be terminated by our Managing General Partner due solely to the poor performance or the underperformance of any of our operations.

        The Service Provider may terminate the Master Services Agreement upon 30 days' prior written notice of termination to our Managing General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.

        If the Master Services Agreement is terminated, the Licensing Agreements, the Relationship Agreement and any of Brookfield's obligations under the Relationship Agreement would also terminate. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield."

Indemnification and Limitations on Liability

        Under the Master Services Agreement, the Service Provider has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Provider. The maximum amount of the aggregate liability of the Service Provider or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Provider or any of its affiliates, will be equal to the Base Management Fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Provider, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by

Brookfield Infrastructure 105

the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

        Our Master Services Agreement does not prohibit the Service Provider or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B "Related Party Transactions—Relationship Agreement."

6.B    COMPENSATION

        During the year ended December 31, 2013, our Managing General Partner paid each of its directors $60,000 per year for serving on its board of directors and various board committees. Our Managing General Partner during the year ended December 31, 2013 paid the chairperson of the board of directors $110,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2013 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson's total remuneration for the 2013 fiscal year $80,000.

        Our Managing General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Provider pursuant to which the Service Provider provides or arranges for other service providers to provide day-to-day management and administrative services for our partnership and the other Service Recipients. The fees payable under the Master Service Agreement are set forth under Item 6.A "Directors and Senior Management—Our Master Services Agreement—Management Fee." In addition, Brookfield is entitled to receive incentive distributions from the Holding LP described under Item 7.B "Related Party Transactions—Incentive Distributions."

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

106 Brookfield Infrastructure

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

Transactions Requiring Approval by Independent Directors

        Our Managing General Partner's independent directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

  •
  the dissolution of our partnership;

  •
  any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP's limited partnership agreement;

  •
  any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

Brookfield Infrastructure 107

  •
  acquisitions by us from, and dispositions by us to, Brookfield;

  •
  any other material transaction involving us and Brookfield; and

  •
  termination of, or any determinations regarding indemnification under, the Master Services Agreement.

        Our conflicts protocol requires the transactions described above to be approved by a majority of our Managing General Partner's independent directors. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

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

108 Brookfield Infrastructure

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

        The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our Managing General Partner's shareholders. The nominating and governance committee is also responsible for assisting and advising our Managing General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our Managing General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the Managing General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

Compensation Committee

        During the year ended December 31, 2013, the compensation committee of the board of directors of the Managing General Partner was dissolved, and the nominating and governance committee assumed the functions and responsibilities of the compensation committee.

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

Brookfield Infrastructure 109

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

6.D    EMPLOYEES

        Our partnership does not employ any of the individuals who carry out the management and other non-operational activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield's management team that are expected to be involved in our infrastructure business, see Item 6.A "Directors and Senior Management—Our Management."

6.E    SHARE OWNERSHIP

        Each of our directors and officers of our Managing General Partner own less than one percent of our units.

110 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2013.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	58.8 million	(3)	28.1%	(3)
Partners Limited	61.0 million	(4)	29.2%	(4)
GCIC Ltd	8.8 million	(5)	5.9%

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

(2)
Except as set forth in footnotes (3) and (4) below, the percentages shown are based on 150,252,174 units outstanding as of December 31, 2013.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 58,788,346 of our units that it holds through wholly-owned subsidiaries, constituting approximately 28.1% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 48,930 of our units beneficially held by Brookfield Asset Management.

(4)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of Partners Value Fund Inc.'s (formerly BAM Investments Corp.) common shares. Partners Limited may be deemed to be the beneficial owner of 61,032,396 of our units, constituting approximately 29.2% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 2,218,649 of our units beneficially held by Partners Value Fund Inc. and 48,930 of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Fund Inc.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 25,401 of our units with respect to which it has sole voting and investment power.

(5)
Based on a Schedule 13F filed by GCIC Ltd with the SEC showing that it held 8,837,929 units on December 31, 2013.

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

        On February 16, 2010, FMR LLC and Mr. Edward C. Johnson 3d jointly filed a Schedule 13G with the SEC reflecting beneficial ownership of 2,064,000, or 9.179%, of our units. On April 12, 2010,

Brookfield Infrastructure 111

the foregoing reporting persons filed an amendment to their Schedule 13G with the SEC reflecting beneficial ownership of 2,475,136, or 3.919%, of our units. On February 14, 2012, the foregoing reporting persons filed a Schedule 13G with the SEC reflecting beneficial ownership of 7,292,206, or 5.51%, of our units. On February 14, 2013, the foregoing reporting persons filed an amendment to their Schedule 13G with the SEC reflecting beneficial ownership of 5,823,108, or 4.06% of our units.

        On February 14, 2013, Morgan Stanley filed a Schedule 13F with the SEC reflecting beneficial ownership of 13,744,881, or 9.6%, of our units as of December 31, 2012. On February 13, 2014, Morgan Stanley filed a Schedule 13F with the SEC reflecting beneficial ownership of 351,102, or 0.2%, of our units as of December 31, 2013.

        Our major unitholders have the same voting rights as all other holders of our units.

        As of March 27, 2014, 184,069 of our outstanding units were held by 1,050 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of March 27, 2014, DTC was the holder of record of 143,632,883 units.

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

Relationship Agreement

        Our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such

112 Brookfield Infrastructure

arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

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

        Pursuant to the Relationship Agreement, Brookfield Asset Management has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:

  •
  voted in favor of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held;

  •
  withheld from voting for (or voted against, if applicable) the election of a director (or its equivalent) not approved by the entity through which our interest in the relevant entity is held; and

  •
  voted in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.

Brookfield Infrastructure 113

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

        Under the Relationship Agreement, our partnership, the Holding LP and the Holding Entities have agreed that none of Brookfield or the Service Provider, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Provider, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.

Voting Agreements

        Our partnership and Brookfield have entered into voting agreements ("Voting Agreements") that permit our partnership or our partnership's designated affiliates to direct all eligible votes in the election of directors of the following entities:

  •
  Brookfield Ports (UK) Limited, which controls our UK port operation;

  •
  Brookfield Global Funds GP Limited, which controls our Australian regulated terminal operation;

  •
  BAIF CSC Manager (Delaware) LLC, which controls our New England electricity transmission operation;

  •
  Empresa de Energia de Boyacá SA ("EBSA") and BCIF Holdings Colombia I S.A.S., which controls our Colombian distribution business;

  •
  1870448 Ontario Inc., which controls our North American gas storage operation;

  •
  Brookfield Americas Infrastructure Holdings I Limited, which controls our Chilean toll roads;

  •
  District Energy Holdings, LLC, which controls our U.S. district energy operation; and

  •
  Enwave Energy Corporation which controls our Canadian district energy operation.

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

114 Brookfield Infrastructure

proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) in the case of EBSA, any amendment to the EBSA by-laws or (v) any commitment or agreement to do any of the foregoing.

        Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that our Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, or (iii) at such time that our partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP In addition, we are permitted to terminate the Voting Agreements upon 30-days' notice. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.

        The Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in favor of the election of directors approved by our partnership or our partnership's designated affiliates, as applicable.

Services Provided under Our Master Services Agreement

        The Service Recipients have entered into the Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Service Provider, and Bahir Manios, in his capacity as the Chief Financial Officer of the Service Provider, are the persons who perform the functions of our partnership's principal executive officer and principal financial officer, respectively. In exchange, the Service Provider is entitled to a Base Management Fee. For a description of our Master Services Agreement, see Item 6.A "Directors and Senior Management—Our Master Services Agreement."

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

Preferred Shares

        Brookfield has provided an aggregate of $20 million of working capital to certain of our Holding Entities through a subscription for preferred shares of such Holding Entities. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. Except for the preferred share of our primary US Holding Entity, which is entitled to one vote, the preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

        One or more wholly-owned subsidiaries of Brookfield Asset Management that hold Redeemable Partnership Units (as hereinafter defined) have the right to require the Holding LP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership's right of first refusal, for cash

Brookfield Infrastructure 115

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

Incentive Distributions

        Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special Limited Partner Units. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP's limited partnership agreement. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions."

        The Infrastructure Special LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable Partnership Units.

        To the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

        For example, in conjunction with the consortium arrangements in respect of our South American electricity transmission operations, we pay to Brookfield our pro-rata share of base management fees paid by the consortium. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement. See Item 6.A "Directors and Senior Management—Our Master Services Agreement."

General Partner Distributions

        Pursuant to our Limited Partnership Agreement, our Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement."

Special Limited Partner Distributions

        Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special limited partner distribution from the Holding LP equal to a share of the

116 Brookfield Infrastructure

total distributions of the Holding LP in proportion to Infrastructure Special LP's special limited partnership interest in the Holding LP which is equal to approximately 0.5% of the total distributions of the Holding LP. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions." In addition, it is entitled to receive the incentive distributions described above under "—Incentive Distribution."

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

        As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of DTC participants, DTC will receive such statement on behalf of beneficial owners participating in the distribution reinvestment plan). While our partnership will not issue fractional units, a plan participant's entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant's account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant's account (except for sales of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs will be borne by our partnership.

Brookfield Infrastructure 117

        Unitholders will be able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership will be able to amend, modify, suspend or terminate our distribution reinvestment plan, at any time, but such actions will have no retroactive effect that would prejudice a participant's interest. The plan agent will notify participants in writing of any amendments or modifications to our distribution reinvestment plan that in our partnership's opinion may materially prejudice participants.

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

Licensing Agreements

        Our partnership and the Holding LP have each entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo in the United States and Canada.

        We will be permitted to terminate the Licensing Agreements upon 30 days' prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreements effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days' prior written notice of termination if any of the following occurs:

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

118 Brookfield Infrastructure

  •
  certain events relating to a bankruptcy or insolvency of the licensee; or

  •
  the licensee ceases to be an affiliate of Brookfield.

        A termination of a Licensing Agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.

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

Brookfield Infrastructure 119

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

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our Managing General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts protocol, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 28.1% indirect interest in our partnership held by Brookfield.

        We maintain a conflicts protocol to assist in the resolution of these potential or actual conflicts which states that conflicts be resolved based on the principles of transparency, independent validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

        In general, the policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Holding LP's limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm's length participant or otherwise demonstrated to be on market terms. The policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase

120 Brookfield Infrastructure

by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts protocol are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

        Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership and our unitholders, including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our Managing General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our Managing General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

        In addition, the Bermuda Limited Partnership Act, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our Managing General Partner owes any such fiduciary duties to our partnership and our unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        In addition, our Limited Partnership Agreement provides that our Managing General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our Managing General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our Managing General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits

Brookfield Infrastructure 121

our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.

        These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our Managing General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield—Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders".

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

        On March 28, 2014, we effected a restructuring pursuant to which the Holding LP's limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify our governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP. As a result, the voting agreement between our partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP's former general partner as directed by our partnership, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the Managing General Partner and the former general partner of the Holding LP. The economic interests of our partnership were not affected by these changes. See Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership" and Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement".

122 Brookfield Infrastructure

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the past five years:

	High	Low
Year Ended December 31, 2009	$18.64	$7.15
Year Ended December 31, 2010	$23.34	$14.95
Year Ended December 31, 2011	$27.86	$21.08
Year Ended December 31, 2012	$36.70	$27.98
Year Ended December 31, 2013	$41.27	$34.19

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2012 to March 31, 2012	$31.63	$27.98
April 1, 2012 to June 30, 2012	$33.57	$29.66
July 1, 2012 to September 30, 2012	$36.70	$32.49
October 1, 2012 to December 31, 2012	$35.45	$32.95
January 1, 2013 to March 31, 2013	$40.40	$35.85
April 1, 2013 to June 30, 2013	$39.72	$34.19
July 1, 2013 to September 30, 2013	$38.24	$34.35
October 1, 2013 to December 31, 2013	$41.27	$36.42

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
September 1, 2013 to September 30, 2013	$38.24	$35.30
October 1, 2013 to October 31, 2013	$39.92	$36.71
November 1, 2013 to November 30, 2013	$41.27	$38.25
December 1, 2013 to December 31, 2013	$39.22	$36.42
January 1, 2014 to January 31, 2014	$38.92	$36.44
February 1, 2014 to February 28, 2014	$37.92	$35.72

        The following table sets forth the annual high and low prices for our units on the TSX for the periods indicated since the date of listing on September 10, 2009, in Canadian dollars:

	High	Low
September 10, 2009 to December 31, 2009	$19.50	$15.50
January 1, 2010 to December 31, 2010	$23.31	$15.94
January 1, 2011 to December 31, 2011	$28.35	$19.68
January 1, 2012 to December 31, 2012	$36.27	$28.13
January 1, 2013 to December 31, 2013	$43.08	$35.33

Brookfield Infrastructure 123

        The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars:

	High	Low
January 1, 2012 to March 31, 2012	$31.51	$28.13
April 1, 2012 to June 30, 2012	$34.33	$29.78
July 1, 2012 to September 30, 2012	$36.27	$33.23
October 1, 2012 to December 31, 2012	$34.90	$32.86
January 1, 2013 to March 31, 2013	$41.25	$35.33
April 1, 2013 to June 30, 2013	$40.80	$35.50
July 1, 2013 to September 30, 2013	$39.44	$36.00
October 1, 2013 to December 31, 2013	$43.08	$38.07

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
September 1, 2013 to September 30, 2013	$39.44	$37.00
October 1, 2013 to October 31, 2013	$41.74	$38.07
November 1, 2013 to November 30, 2013	$43.08	$40.45
December 1, 2013 to December 31, 2013	$41.78	$38.57
January 1, 2014 to January 31, 2014	$42.45	$40.69
February 1, 2014 to February 28, 2014	$41.70	$39.50

        Our units do not have a par value.

9.B    PLAN OF DISTRIBUTION

        Not applicable.

9.C    MARKET

        Our units are listed on the NYSE under the symbol "BIP" and on the TSX under the symbol "BIP.UN".

9.D    SELLING SHAREHOLDERS

        Not applicable.

9.E    DILUTION

        Not applicable.

9.F    EXPENSES OF THE ISSUE

        Not applicable.

124 Brookfield Infrastructure

ITEM 10.    ADDITIONAL INFORMATION

10.A    SHARE CAPITAL

        Not applicable.

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our units and our Limited Partnership Agreement, as amended, and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com and will be made available to our holders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risk Relating to Our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Formation and Duration

        Our partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our Limited Partnership Agreement. Our partnership interests consist of our units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "—Issuance of Additional Partnership Interests." In this description, references to "holders of our partnership interests" and our "unitholders" are to our limited partners and references to our limited partners include holders of our units.

Nature and Purpose

        Under section 2.2 of our Limited Partnership Agreement, the purpose of our partnership is to: acquire and hold interests in the Holding LP and, subject to the approval of our Managing General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; serve as the general partner of the Holding LP; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Exempted Partnerships Act, and our Limited Partnership Agreement.

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

Brookfield Infrastructure 125

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

Investments in the Holding LP

        If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Holding LP, unless otherwise agreed by our partnership and the Holding LP.

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

Allocations of Income and Losses

        Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our partnership. The source and character of items of income and loss so allocated to a partner of our partnership will be the same source and character as the income earned or loss incurred by our partnership.

126 Brookfield Infrastructure

        The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Our Managing General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our partnership's limited partners, subject to the approval of a committee of the board of directors of our Managing General Partner made up of independent directors.

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

Limited Liability

        Assuming that a limited partner does not participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Bermuda Limited Partnership Act and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner's liability under the Bermuda Limited Partnership Act and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

        If it were determined, however, that a limited partner was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against our Managing General Partner if a limited partner were to lose limited liability through any fault of our Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

        Our partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or

Brookfield Infrastructure 127

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

128 Brookfield Infrastructure

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

Brookfield Infrastructure 129

  •
  are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our Managing General Partner relating to splits or combinations of units under the provisions of our Limited Partnership Agreement; or

  •
  are required to effect the intent expressed in the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval

        Our Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Merger, Sale or Other Disposition of Assets") will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our Managing General Partner has not made the election described below under "—Election to be Treated as a Corporation") or affect the limited liability of any of our partnership's limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.

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

        If conditions specified in our Limited Partnership Agreement are satisfied, our Managing General Partner may convert or merge our partnership into, or convey some or all of our partnership's assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in

130 Brookfield Infrastructure

our partnership's legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters' rights of appraisal under our Limited Partnership Agreement or the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

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

Brookfield Infrastructure 131

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

132 Brookfield Infrastructure

Transactions with Interested Parties

        Our Managing General Partner, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units with the same rights they would have if our Managing General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        Our Limited Partnership Agreement permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to our partnership, the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by our partnership or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in our conflicts protocol. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Outside Activities of Our Managing General Partner; Conflicts of Interest

        Under our Limited Partnership Agreement, our Managing General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our Managing General Partner is not permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding vehicle established by our partnership.

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

Brookfield Infrastructure 133

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

        Any conflicts of interest and potential conflicts of interest that are approved by a majority of our Managing General Partner's independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Indemnification; Limitations on Liability

        Under our Limited Partnership Agreement, our partnership is required to indemnify to the fullest extent permitted by law our Managing General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our Managing General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Our partnership prepares its financial statements in accordance with IFRS. Our partnership's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our Managing General Partner deems appropriate. Our partnership's annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership's quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

        Our Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where

134 Brookfield Infrastructure

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

Transfers of Units

        We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our Limited Partnership Agreement. Any transfer of a unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our Limited Partnership Agreement.

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

Brookfield Infrastructure 135

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

Description of the Holding LP's Limited Partnership Agreement

        The following is a description of the material terms of the Holding LP's limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. Holders of units in our partnership are not partners of the Holding LP and do not have any rights under its limited partnership agreement. However, our partnership is the managing general partner of the Holding LP and is responsible for the management and control of the Holding LP.

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

Formation and Duration

        The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

        Under its limited partnership agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of our partnership in its capacity as general partner of the Holding LP, any other entity; engage in any activity related to the capitalization and financing of the Holding LP's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our partnership in its capacity

136 Brookfield Infrastructure

as general partner of the Holding LP and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act and our Limited Partnership Agreement.

Units

        In connection with the spin-off, the Holding LP issued two classes of units. The first class of units, referred to as the Class A limited partnership units, was issued to Brookfield and subsequently transferred to our partnership. The second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of Brookfield Asset Management. Redeemable Partnership Units are limited partnership units and are described further below under the headings "—Distributions", "—No Management or Control" and "—Redemption-Exchange Mechanism."

        On March 28, 2014, we effected a restructuring, pursuant to which: (i) all of the Class A limited partnership units of the Holding LP were reclassified as Managing General Partner Units in the Holding LP; and (ii) all of the general partnership interests in the Holding LP were reclassified as Special Limited Partnership Interests in the Holding LP.

        As of the date of this annual report on Form 20-F, the Holding LP has three classes of units: Special Limited Partner Units, Redeemable Partnership Units and Managing General Partner Units. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP's limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP's limited partnership agreement, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

Issuance of Additional Partnership Interests

        The Holding LP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as its general partner may determine. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as our partnership in its capacity as general partner of the Holding LP may determine in its sole discretion.

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

Brookfield Infrastructure 137

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 28.1% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP's units redeemed (including the approximately 48,930 issued and outstanding units that Brookfield currently also owns). Brookfield's total percentage interest in our partnership would be increased if it participates in the Holding LP's distribution reinvestment plan.

Distributions

        Distributions by the Holding LP will be made in the sole discretion of our partnership in its capacity as general partner of the Holding LP. However, our partnership will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of its general partner, the distribution would leave the Holding LP with insufficient funds to meet any future contingent obligations.

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

  •
  second, 100% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

  •
  third, 85% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 15% to the holder of Special Limited Partner Units, until each holder of a partnership unit of the Holding LP has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

  •
  thereafter, 75% of any available cash then remaining to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 25% to the holder of Special Limited Partner Units.

138 Brookfield Infrastructure

        Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure's expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.480		$1.920
First distribution threshold		$0.305		1.220
Total units of Holding LP	210
Total first distribution			$64		$256
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Holding LP	210
Second distribution to partners			$5		$20
15% incentive distribution to the holder of Special Limited Partner Units			1		4

Total second distribution			$6		$24
Distribution in excess of second distribution threshold		$0.150		$0.600
Total units Holding LP	210
Third distribution to partners			$32		$128
25% incentive distribution to the holder of Special Limited Partner Units			10		40

Total third distribution			$42		$168

Total distributions to partners (including incentive distributions)			$112		$448

Total incentive distributions to the holder of Special Limited Partner Units			$11		$44

        The table below sets forth the incentive distributions for the years ended December 31, 2013, 2012 and 2011 paid to Infrastructure Special LP (prior to its re-classification on March 28, 2014 as the Special Limited Partner).

	Year ended December 31
MILLIONS	2013	2012	2011
Incentive Distributions	$31	$16	$4

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

Brookfield Infrastructure 139

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

  •
  third, 100% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, until each holder of a Holding LP partnership unit has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the Holding LP's partnership units pursuant to the second tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);

  •
  fourth, 85% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 15% to its Special Limited Partner, until each holder of a partnership unit of the Holding LP has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the partnership units of the Holding LP pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and

  •
  thereafter, 75% to the owners of the Holding LP's partnership interests, pro rata to their percentage interests, and 25% to its Special Limited Partner.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently issued partnership interests of the Holding LP.

        The limited partnership agreement of the Holding LP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the Special Limited Partner in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        The Special Limited Partner may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.

No Management or Control

        The Holding LP's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or

140 Brookfield Infrastructure

authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP.

        Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under "—Amendment of the Holding LP's Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP's units, if holders of Redeemable Partnership Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

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

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to its general partner or any of its affiliates without the consent of the general partner which may be given or withheld in its sole discretion.

        The provision of the Holding LP's limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

Brookfield Infrastructure 141

No Limited Partner Approval

        Subject to applicable law, the general partner may generally make amendments to the Holding LP's limited partnership agreement without the approval of any limited partner to reflect:

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

  •
  any amendment that in the sole discretion of the general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP's limited partnership agreement;

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

  •
  any amendment that in the sole discretion of the general partner, is necessary or appropriate to address any statute, rule, regulation, notice or announcement that affects or could affect the U.S. federal tax treatment of any allocation or distribution related to any interest of the general partner in the profits of Holding LP; and

  •
  any other amendments substantially similar to any of the matters described directly above.

142 Brookfield Infrastructure

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

  •
  are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units under the provisions of the Holding LP's limited partnership agreement; or

  •
  are required to effect the intent expressed in the provisions of the Holding LP's limited partnership agreement or are otherwise contemplated by the Holding LP's limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        The general partner of the Holding LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to the Holding LP's limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the Holding LP's limited partnership agreement) will become effective without the approval of holders of at least 90% of the Holding LP's units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under "—Election to be Treated as a Corporation"), or affect the limited liability under the Bermuda Limited Partnership Act of any of the Holding LP's limited partners.

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

Election to be Treated as a Corporation

        If, in the determination of its general partner, it is no longer in the Holding LP's best interests to continue as a partnership for U.S. federal income tax purposes, the general partner may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Brookfield Infrastructure 143

Dissolution

        The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of our Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of its general partner if the Holding LP, as determined by its general partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless Brookfield becomes the general partner of the Holding LP as described below under "—Withdrawal of the General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate its general partner without the appointment of a successor; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP's assets in a single transaction or series of transactions.

        The Holding LP shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Holding LP has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the successor general partner assumes the rights and undertakes the obligations of the original general partner, but only if the Holding LP receives an opinion of counsel that the admission of a new general partner will not result in the loss of limited liability of any limited partner of the Holding LP.

Withdrawal of the General Partner

        Our partnership may withdraw as general partner without first obtaining approval of unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

        Upon the withdrawal of our partnership, the holders of a majority of the voting power of Special Limited Partner Units may select a successor to our partnership to act as general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Holding LP will be dissolved, wound up and liquidated. See "—Dissolution" above.

        Our partnership may not be removed as general partner by the partners of Holding LP.

        In the event of withdrawal of our partnership as the general partner where that withdrawal violates the Holding LP's limited partnership agreement, a successor general partner will have the option to purchase the general partnership interest of the our partnership for a cash payment equal to its fair market value. Under all other circumstances where our partnership withdraws, our partnership will have the option to require the successor general partner to purchase the general partnership interest of our partnership for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between our partnership and the successor general partner. If no agreement is reached within 30 days of our partnership's departure, an independent investment banking firm or other independent expert selected by our partnership and the successor general partner will determine the fair market value. If our partnership and the successor general partner cannot agree upon an expert within 45 days of our partnership's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partnership interests will automatically convert into either Special Limited Partner Units or Redeemable Partnership Units

144 Brookfield Infrastructure

pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

        Our partnership may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Holding LP's limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority.

Transactions with Interested Parties

        The general partner of the Holding LP and its respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if the general partner of the Holding LP were not a party to the limited partnership agreement of the Holding LP. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

        The limited partnership agreement of the Holding LP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by the Holding LP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to the Holding LP, any of the Holding Entities, any operating entity or any other holding vehicle established by the Holding LP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to our conflicts protocol.

Outside Activities of the General Partner

        In accordance with our limited partnership agreement, our partnership is authorized to: acquire and hold interests in the Holding LP and, subject to the approval of our Managing General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; serve as the managing general partner of the Holding LP; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Bermuda Exempted Partnerships Act, and our limited partnership agreement.

        The Holding LP's limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under "—Indemnification; Limitations on Liability" will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Holding LP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a

Brookfield Infrastructure 145

breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of its general partner's fiduciary duties or any other obligation of any type whatsoever of the general partner. None of the Holding LP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP's limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under "—Indemnification; Limitations on Liability."

        Our partnership and the other indemnified persons described in the preceding paragraph will not have any obligation under the Holding LP's limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to the Holding LP, any Holding Entity, operating entity or any other holding vehicle established by the Holding LP pursuant to a separate written agreement between such persons.

Account Reports

        The Holding LP prepares its financial statements in accordance with IFRS. See also the information contained in this annual report on Form 20-F under Item 10.B "Memorandum and Articles of Association—Description of Our Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information".

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

Indemnification; Limitations on Liability

        Under the Holding LP's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law its general partner, and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

146 Brookfield Infrastructure

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

10.C    MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

  1.
  Amended and Restated Master Services Agreement by and among the Service Recipients, Brookfield Asset Management Inc., the Service Provider and others described under Item 6.A. "Directors and Senior Management—Our Master Services Agreement";

  2.
  Second Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. "Description of our units and our Limited Partnership Agreement";

  3.
  Third Amended and Restated Limited Partnership Agreement of the Holding LP described under Item 10.B. "Description of the Holding LP's limited partnership agreement"; and

  4.
  Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc. described under Item 7.B. "Related Party Transactions—Relationship Agreement".

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

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder ("Treasury Regulations"), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at

Brookfield Infrastructure 147

any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

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

        If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold our units should consult their own tax advisers.

        This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any tax consequences under the laws of any other taxing jurisdiction.

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

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Our partnership will be publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a

148 Brookfield Infrastructure

capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        Our Managing General Partner intends to manage the affairs of our partnership and the Holding LP so that our partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, our Managing General Partner believes that our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

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

        If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership's items of income, gain, loss, deduction, or credit would be reflected only on our partnership's tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). In addition to the foregoing consequences, if our partnership were treated as a corporation for U.S. federal income tax purposes, and, as of the time of conversion from partnership status to corporate status, the value of our partnership's U.S. assets were to equal or exceed 60% of the value of our partnership's total assets, some or all of the net income recognized by our partnership subsequent to such conversion would be subject to U.S. corporate income tax. Our Managing General Partner believes that our partnership's U.S. assets currently do not equal or exceed such thresholds, but no assurance can be provided that such thresholds will not be exceeded in the future.

        Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the

Brookfield Infrastructure 149

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

Proposed Legislation

        Over the past several years, a number of legislative proposals have been considered by the U.S. Congress which could have had adverse tax consequences for our partnership and its unitholders. Most recently, Representative Camp, Chairman of the Ways and Means Committee of the U.S. House of Representatives, released a discussion draft of proposed legislation that would, among other things, prevent our partnership from qualifying for treatment as a partnership for U.S. federal tax purposes for taxable years beginning after 2016. If Chairman Camp's proposal were to be enacted into law, or any other change in the tax laws or their interpretation were to prevent our partnership from qualifying for treatment as a partnership for U.S. federal tax purposes under the publicly traded partnership rules, then our partnership could be classified as a corporation for U.S. federal tax purposes. Such classification could have adverse tax consequences to our unitholders, as described above under "—Partnership Status of Our Partnership and the Holding LP".

        It remains unclear whether any legislation similar to the proposed legislation described above will be enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our partnership. You should consult your own tax adviser as to the potential effect of any proposed or future legislation on an investment in our partnership.

        The remainder of this discussion is based on current law without regard to the proposed legislation described above.

Consequences to U.S. Holders

Holding of Our Units

        Income and Loss.    If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our partnership's items of income, gain, loss, deduction, and credit for each of our partnership's taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our partnership. Our partnership intends to make cash distributions to all unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our partnership's net income or gain. However, based upon your particular tax situation and simplifying assumptions that our partnership will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a

150 Brookfield Infrastructure

foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see "—Medicare Tax" below). U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our partnership's items of income, gain, loss, deduction, or credit will be governed by our Limited Partnership Agreement if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our partnership. Similarly, our partnership's allocable share of items of income, gain, loss, deduction, or credit of the Holding LP will be governed by the limited partnership agreement of the Holding LP if such allocations have "substantial economic effect" or are determined to be in accordance with our partnership's interest in the Holding LP. Our Managing General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and our Managing General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our limited partnership agreement or the Limited Partnership Agreement of the Holding LP, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

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

        Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our partnership's losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the "at risk" rules, to the amount for which you are considered to be "at risk" with respect to our partnership's activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership's liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership's income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk

Brookfield Infrastructure 151

amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult your own tax adviser as to the effects of the at-risk rules.

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

        Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer's adjusted gross income. In addition, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual's adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual's itemized deductions. The operating expenses of our partnership, including our partnership's allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

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

152 Brookfield Infrastructure

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

        Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

        U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders' "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership's income, as well as gain realized by you from a sale of our units. Under recently promulgated Treasury Regulations, special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership's interest in a PFIC. See "—Passive Foreign Investment Companies" below. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.

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

Brookfield Infrastructure 153

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

        The calculations involved in the Section 754 Election are complex, and our Managing General Partner advises that it will make such calculations on the basis of assumptions as to the value of our partnership assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.

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

Foreign Currency Gain or Loss

        Our partnership's functional currency is the U.S. dollar, and our partnership's income or loss is calculated in U.S. dollars. It is likely that our partnership will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

        U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our partnership in a PFIC. A PFIC is defined as any

154 Brookfield Infrastructure

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

        Once you have made a QEF Election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF Election is made (such as units acquired under the distribution reinvestment plan). If you were to make a QEF Election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF Election period, unless you were to make a "purging election". The purging election would create a deemed sale of your previously held share of our partnership's interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our partnership's interests in the PFIC. U.S. Holders should consult their own tax advisers as to the manner in which such direct inclusions could affect their allocable share of our partnership's income and their tax basis in our units and the advisability of making a QEF Election or a purging election.

        Recently promulgated Treasury Regulations contain special rules for applying the 3.8% Medicare tax (as described above under "—Medicare Tax") to non-corporate U.S. Holders making QEF Elections. Although the special rules apply to taxable years beginning on or after January 1, 2014, you

Brookfield Infrastructure 155

are permitted to rely on the special rules for taxable years beginning on or after January 1, 2013. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our partnership's interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make this special election, then your share of PFIC distributions generally will be treated as net investment income for purposes of the 3.8% Medicare tax (to the extent such distributions are made out of the earnings and profits of the PFIC, are not treated as dividends under the QEF rules, and are attributable to ordinary earnings and net capital gains included in income under the QEF rules in taxable years beginning on or after January 1, 2013). In addition, if you do not make the special election, you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the recently promulgated Treasury Regulations for your ownership and disposition of our units.

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

        Based on our organizational structure, as well as our expected income and assets, our Managing General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2014. However, our Managing General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

        Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF Election, a special election under the recently promulgated Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election, with respect to any PFIC in which you are treated as owning an interest through our partnership.

Investment Structure

        To ensure that our partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in our Limited Partnership Agreement, our partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of our Managing General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be

156 Brookfield Infrastructure

given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. "backup" withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below "Administrative Matters—Certain Effects of a Transfer of Units". You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

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

U.S. Federal Estate Tax Consequences

        If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our units.

Certain Reporting Requirements

        A U.S. Holder who invests more than $100,000 in our partnership may be required to file IRS Form 8865 reporting the investment with such U.S. Holder's U.S. federal income tax return for the

Brookfield Infrastructure 157

year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. Our Managing General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and our Managing General Partner does not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

        Our Managing General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid the realization by our partnership and the Holding LP, respectively, of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Specifically, our partnership intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if our Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as

158 Brookfield Infrastructure

engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our partnership's interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

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

        In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the "portfolio interest" rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See "—Administrative Matters—Certain Effects of a Transfer of Units". You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Brookfield Infrastructure 159

        Special rules may apply in the case of a Non-U.S. Holder subject to special rules, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

Taxes in Other Jurisdictions

        In addition to U.S. federal income tax consequences, an investment in our partnership could subject you to U.S. state and local taxes in the U.S. state or locality in which you are a resident for tax purposes. You could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which we invest. We will attempt, to the extent reasonably practicable, to structure our operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which we are unable to do so. Income or gain from investments held by our partnership may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to tax authorities in such jurisdictions. You should consult your own tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in our partnership.

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

160 Brookfield Infrastructure

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

        You should consult your own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

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

Brookfield Infrastructure 161

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

Foreign Account Tax Compliance

        FATCA provisions impose a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity

162 Brookfield Infrastructure

satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income (such as interest, dividends, and other passive income) and gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The withholding tax applies to withholdable payments made on or after July 1, 2014 (or January 1, 2017 in the case of gross proceeds). Our Managing General Partner intends to ensure that our partnership complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our partnership, the Holding LP, the Holding Entities, or the operating entities. The 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.

        In compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. You should consult your own tax adviser regarding the consequences under FATCA of an investment in our units.

Information Reporting with Respect to Foreign Financial Assets

        Under Treasury Regulations, U.S. individuals that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.

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

Brookfield Infrastructure 163

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

        The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

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

164 Brookfield Infrastructure

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

        THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR PARTNERSHIP AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is an accurate summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length and is not affiliated with our partnership, the Holding LP, Brookfield Infrastructure Partners Limited, our Managing General Partner and their respective affiliates ("Holder"). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market" property rules; (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in our partnership; or (vi) to whom any affiliate of our partnership is a "foreign affiliate" (as defined in the Tax Act). Any such Holders should consult their own tax advisors with respect to an investment in our units.

        This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Tax Proposals") and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

Brookfield Infrastructure 165

This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

        This summary assumes that neither our partnership nor the Holding LP will be considered to carry on business in Canada. Our Managing General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our partnership or the Holding LP carry on business in Canada, the tax implications to our partnership or the Holding LP and to Holders may be materially and adversely different than as set out herein. This summary also assumes that neither our partnership nor the Holding LP is a "tax shelter" (as defined in the Tax Act) or a "tax shelter investment". However, no assurance can be given in this regard.

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

Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada ("Canadian Holder").

Computation of Income or Loss

        Each Canadian Holder is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Canadian Holder's pro rata share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder's taxation year end, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether our units were held throughout such year.

        Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our partnership

166 Brookfield Infrastructure

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

        The income for tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each Canadian Holder in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Canadian Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to all unitholders with respect to such fiscal year.

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

        In general, a Canadian Holder's share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Holder. Our partnership will invest in limited partnership units of the Holding LP. In computing our partnership's income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Holders on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.

        The characterization by the CRA of gains realized by our partnership or the Holding LP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

Brookfield Infrastructure 167

        A Canadian Holder's share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an "eligible dividend".

        Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source on amounts paid or credited to our partnership or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Holder's share of the "business-income tax" and "non-business-income tax" paid to the government of a foreign country for a year will be creditable against such Canadian Holder's Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit provisions may not provide a full foreign tax credit for the "business-income tax" and "non-business-income tax" paid by our partnership or the Holding LP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" allocated to a Canadian Holder for the purpose of determining such Canadian Holder's foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Holder's share of the income of our partnership or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our partnership or the Holding LP is subject to income taxation ("Relevant Foreign Tax Law") is less than the Canadian Holder's share of such income for purposes of the Tax Act. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of our partnership or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our partnership or the Holding LP or in the manner of allocating the income of our partnership or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Holder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore such Canadian Holder's foreign tax credits, will be limited.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that

168 Brookfield Infrastructure

the CRA will apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        If our partnership incurs losses for tax purposes, each Canadian Holder will be entitled to deduct in the computation of income for tax purposes the Canadian Holder's pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Holder's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. Our Managing General Partner does not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Holders should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Canadian Entities that could, in certain circumstances, cause income to be imputed to Canadian Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Holder, our partnership or the Holding LP acquiring, holding or having an investment in a Non-Canadian Entity is to derive a benefit from portfolio investments in certain assets from which the Non-Canadian Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Holder, our partnership or the Holding LP. If these rules apply to a Canadian Holder, our partnership or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the "designated cost" (as defined in section 94.1 of the Tax Act) of the interest in the Non-Canadian Entity, will be imputed directly to the Holder or to our partnership or the Holding LP and allocated to the Canadian Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

        Certain of the Non-Canadian Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA of the Holding LP or any Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Holders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, Canadian Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" applicable to the FAPI. Any amount of FAPI included

Brookfield Infrastructure 169

in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP's income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Holding LP (which is deemed for this purpose to include a Canadian Holder) that is a person resident in Canada or a "foreign affiliate" of such a person is, under a Relevant Foreign Tax Law, less than such member's share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP will be limited.

Disposition of Units

        The disposition by a Canadian Holder of a unit will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Holder's units will be equal to: (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of the income of our partnership allocated to the Canadian Holder for fiscal years of our partnership ending before the relevant time; less (iii) the aggregate of the pro rata share of losses of our partnership allocated to the Canadian Holder (other than losses which cannot be deducted because they exceed the Canadian Holder's "at-risk" amount) for fiscal years of our partnership ending before the relevant time; and less (iv) the Canadian Holder's distributions received from our partnership made before the relevant time. The adjusted cost base of each of the units will be subject to the averaging provisions contained in the Tax Act.

        Where a Canadian Holder disposes of all of its units, it will no longer be a partner of our partnership. If, however, a Canadian Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Holder will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Holder was entitled. The pro rata share of the income (or loss) for tax purposes of our partnership for a particular fiscal year which is allocated to a Canadian Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Holder's units immediately prior to the time of the disposition. These rules are complex and Canadian Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units.

        A Canadian Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Holder's units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Holder's Units will be nil at the beginning of the next fiscal year of our partnership.

170 Brookfield Infrastructure

Taxation of Capital Gains and Capital Losses

        In general, one-half of a capital gain realized by a Canadian Holder must be included in computing such Canadian Holder's income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units to a tax-exempt person or a non-resident person. Canadian Holders contemplating such a disposition should consult their own tax advisors in this regard.

        A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange", which currently includes the TSX and the NYSE, our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA. However, there can be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a TFSA or an RRSP or RRIF.

        Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our units held in a TFSA, RRSP or RRIF are a "prohibited investment" for the TFSA, RRSP or RRIF, as the case may be. Generally, our units will not be a "prohibited investment" if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable deals at arm's-length with our partnership for purposes of the Tax Act and does not have a "significant interest" in our partnership. Unitholders who intend to hold our units in a TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing "prohibited investment" rules having regard to their particular circumstances.

Alternative Minimum Tax

        Canadian Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Holders should consult their own tax advisors.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its units in connection with a business carried on in Canada ("Non-Canadian Holder").

        The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute "taxable Canadian property" of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not

Brookfield Infrastructure 171

constitute "taxable Canadian property" of any Non-Canadian Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property", (iii) "timber resource property", and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our Managing General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Holder and does not expect our partnership or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

        Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

        A Non-Canadian Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or the Holding LP) outside Canada or the non-business income earned by our partnership (or the Holding LP) from sources in Canada. However, a Non-Canadian Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. Our Managing General Partner intends to organize and conduct the affairs of our partnership and the Holding LP, to the extent possible, such that Non-Canadian Holders should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our Managing General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships

172 Brookfield Infrastructure

such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

AUSTRALIAN TAX CONSIDERATIONS

        Set out below are general Australian income tax implications for Australian tax resident holders of units (Australian Holders).

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

        The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) ("ITAA 1997"), the Income Tax Assessment Act 1936 (Cth) ("ITAA 1936") and the Taxation Administration Act 1953 (Cth) ("Administration Act") as at the date of this annual report.

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

        Distributions made by our partnership to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders' assessable unfranked dividend income.

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

Brookfield Infrastructure 173

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

174 Brookfield Infrastructure

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

  I.
  the limited partnership is a CFC at the end of a statutory accounting period that ends in the income year; and

  II.
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

Proposed Foreign Accumulation Fund rules

        Broadly, the proposed FAF rules, if enacted, should apply to an Australian resident who has an interest in a FAF, providing a tax deferral benefit for the income year. A FAF is a foreign resident that is not a CFC, whose investment returns are subject to a low level of risk and which does not distribute substantially all of the profits and gains of the fund.

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

Brookfield Infrastructure 175

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

        Distributions in the form of dividend income should either be included in the trustee's, or the beneficiary's, assessable income, as the case may be. The tax treatment of the dividend then depends on the tax status of the Australian resident trust and the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above).

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

176 Brookfield Infrastructure

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

Brookfield Infrastructure 177

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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2013, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013. Excluded from our evaluation were controls over financial reporting at our U.S. district energy operation, in which control was acquired on December 2, 2013. The financial statements of this entity constitute less than 1% of both net and total assets, and less than 1% of both revenues and net income of the consolidated financial statements of the Partnership as of and for the year ended December 31, 2013.

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

180 Brookfield Infrastructure

Report of Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

        Our Managing General Partner's board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission, and that he is independent within the meaning of the rules of the NYSE. The board of directors of our Managing General Partner has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our Managing General Partner adopted a Code of Conduct and Ethics ("Code") that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code was updated in 2013 and we have posted a copy of the current Code on our website at www.brookfieldinfrastructure.com/aboutus/governance.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our Managing General Partner has retained Deloitte LLP to act as our partnership's independent registered public accountants.

        The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the Year Ended December 31,
	2013		2012
FEES	USD ('000)%		USD ('000)%
Audit fees(1)	$4,574	95%	$4,035	94%
Tax fees	—	—	15	—
Audit-related fees(2)	266	5%	264	6%

Total	$4,840	100%	$4,314	100%

(1)
Audit fees relate to annual fees for our partnership and the Holding LP.
(2)
Audit-related fees relate primarily to services pertaining to the filing of our base shelf prospectus, Form F-3 and other securities-related matters.

        The audit committee of our Managing General Partner pre-approves all audit and audit-related services provided to our partnership and the Holding LP by Deloitte LLP.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        None.

Brookfield Infrastructure 181

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

        On October 1, 2013, our partnership announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid. Our partnership believes that at times our units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our Managing General Partner authorized our partnership to repurchase up to the equivalent of $40 million of our units. Under the rules of the TSX, our partnership may purchase an aggregate of up to 1,051,863 units. Under the normal course issuer bid, our partnership may purchase up to 29,359 units on the TSX during any trading day. The price to be paid for our units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on October 4, 2013 and will terminate on October 3, 2014 or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units acquired by our partnership under the normal course issuer bid will be cancelled.

        In the year ended December 31, 2013, none of our units were repurchased and cancelled under the normal course issuer bid.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.    MINE SAFETY DISCLOSURES

        Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended ("Mine Act"). During the fiscal year ended December 31, 2013, our partnership did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

182 Brookfield Infrastructure

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated March 28, 2014.*
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated March 28, 2014.*
4.2	Amended and Restated Master Services Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.*
4.3	Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.*
4.4	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
8.1	Significant Subsidiaries (as defined in §210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4, "Information on the Company").
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Deloitte LLP, independent registered chartered accountants, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

Brookfield Infrastructure 183

 SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 28, 2014	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ DON MACKENZIE
		Name:	Don Mackenzie
		Title:	Director

184 Brookfield Infrastructure

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.	F-2

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated financial statements of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership"), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of operating results, consolidated statements of comprehensive income, consolidated statements of partnership capital and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2013 and December 31, 2012 and its financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992)

F-2 Brookfield Infrastructure

issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2014 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ Deloitte LLP
Toronto, Canada March 28, 2014	Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants

Brookfield Infrastructure F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

Dear Sirs/Mesdames:

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at its U.S. district energy operation, in which control was acquired on December 2, 2013. The financial statements of this entity constitute less than 1% of both net and total assets and less than 1% of both revenues and net income of the consolidated financial statements of the Partnership as of and for the year ended December 31, 2013. Accordingly, our audit did not include the internal control over financial reporting at the U.S. district energy operation. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

F-4 Brookfield Infrastructure

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Partnership and our report dated March 28, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Toronto, Canada March 28, 2014	Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants

Brookfield Infrastructure F-5

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2013	As of December 31, 2012
Assets
Cash and cash equivalents	8	$538	$263
Financial assets	9	362	3
Accounts receivable and other	10	346	372
Inventory	11	22	108

Current assets		1,268	746
Property, plant and equipment	13	7,763	7,970
Intangible assets	14	4,006	4,497
Standing timber	15	—	2,997
Investments in associates	12	2,039	2,179
Investment properties	17	164	213
Goodwill	16	48	636
Financial assets (non-current)	9	178	113
Other assets	10	92	225
Deferred income tax asset	27	124	142

Total assets		$15,682	$19,718

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	18	491	582
Non-recourse borrowings	20	71	663
Financial liabilities	19	36	46

Current liabilities		598	1,291
Corporate borrowings	21	377	946
Non-recourse borrowings (non-current)	20	5,719	6,330
Financial liabilities (non-current)	19	511	839
Other liabilities (non-current)	18	557	520
Deferred income tax liability	27	1,295	1,964
Preferred shares	22	20	20

Total liabilities		9,077	11,910

Partnership capital
Limited partners'		3,751	3,632
General partner		27	27
Non-controlling interest — Redeemable Partnership Units held by Brookfield		1,408	1,365
Non-controlling interest — in operating subsidiaries	26	1,419	2,784

Total partnership capital		6,605	7,808

Total liabilities and partnership capital		$15,682	$19,718

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the Year Ended December 31,
US$ MILLIONS (except per unit information)	Notes	2013	2012	2011
Revenues	23	$1,826	$1,524	$1,115
Direct operating costs		(823)	(766)	(561)
General and administrative expenses		(110)	(95)	(61)
Depreciation and amortization expense	13,14	(329)	(230)	(126)

		564	433	367
Interest expense	24	(362)	(322)	(253)
Share of (losses) earnings from investments in associates	12	(217)	1	76
Mark-to-market on hedging items	7	19	(49)	(35)
Gain on sale of associates	12	53	—	—
Other (expenses) income		(35)	8	10

Income before income tax		22	71	165
Income tax (expense) recovery
Current	27	(3)	(12)	(2)
Deferred	27	1	42	(12)

Net income from continuing operations		20	101	151
Income from discontinued operations, net of income tax	6	45	190	289

Net income		$65	$291	$440

Attributable to:
Non-controlling interest — in operating subsidiaries	26	123	185	253
Non-controlling interest — Redeemable Partnership Units held by Brookfield		(26)	26	51
General partner		31	16	5
Limited partners		(63)	64	131

Basic and diluted (loss) earnings per unit attributable to:
Limited partners	28	$(0.43)	$0.47	$1.13

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Year Ended December 31,
US$ MILLIONS	Notes	2013	2012	2011
Net income		$65	$291	$440

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluations of property, plant and equipment	13	658	556	310
Unrealized actuarial losses		(5)	(9)	(5)
Taxes on the above items	27	(185)	(161)	(94)
Equity accounted investments	12	137	142	121

		605	528	332

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(423)	99	(37)
Cash flow hedge	7	(13)	(29)	(94)
Net investment hedge	7	(12)	(9)	(30)
Available-for-sale securities	7	14	—	—
Taxes on the above items	27	7	—	23
Equity accounted investments	12	23	(4)	—

		(404)	57	(138)

Total other comprehensive income		201	585	194

Comprehensive income		$266	$876	$634

Attributable to:
Non-controlling interest — in operating subsidiaries		$161	$252	$233
Non-controlling interest — Redeemable Partnership Units held by Brookfield	28, 29	20	173	110
General partner	28, 29	32	19	7
Limited partners	28, 29	53	432	284

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net (loss) income	—	(63)	—	—	(63)	—	31	—	31	—	(26)	—	—	(26)	123	65
Other comprehensive (loss) income	—	—	—	116	116	—	—	1	1	—	—	—	46	46	38	201

Comprehensive (loss) income	—	(63)	—	116	53	—	31	1	32	—	(26)	—	46	20	161	266
Unit issuance	244	—	—	—	244	—	—	—	—	94	—	—	—	94	—	338
Partnership distributions	—	(255)	—	—	(255)	—	(32)	—	(32)	—	(101)	—	—	(101)	—	(388)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64	64
Dispositions of interests (notes 5,6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,437)	(1,437)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(156)	(156)
Changes in ownership (note 5)	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110
Other items (note 12)	—	57	—	(57)	—	—	—	—	—	—	23	—	(23)	—	—	—

Balance as at December 31, 2013	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

(1)
Refer to note 29 for an analysis of accumulated other comprehensive income by item.

									Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'				General Partner							Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
													Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2012	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

Net income	—	64	—	64	—	16	—	16	—	26	—	26	185	291
Other comprehensive income	—	—	368	368	—	—	3	3	—	—	147	147	67	585

Comprehensive income	—	64	368	432	—	16	3	19	—	26	147	173	252	876
Unit issuance	358	—	—	358	—	—	—	—	142	—	—	142	—	500
Partnership distributions	—	(206)	—	(206)	—	(16)	—	(16)	—	(82)	—	(82)	—	(304)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	943	943
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Other items	—	(1)	—	(1)	—	—	—	—	—	(1)	—	(1)	—	(2)

Balance as at December 31, 2012	$2,955	$48	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$272	$1,365	$2,784	$7,808

(1)
Refer to note 29 for an analysis of accumulated other comprehensive income by item.

									Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'				General Partner							Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
													Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2011	$2,136	$217	$108	$2,461	$19	$4	$—	$23	$745	$76	$66	$887	$1,552	$4,923

Net income	—	131	—	131	—	5	—	5	—	51	—	51	253	440
Other comprehensive income (loss)	—	—	153	153	—	—	2	2	—	—	59	59	(20)	194

Comprehensive income	—	131	153	284	—	5	2	7	—	51	59	110	233	634
Unit issuance	461	—	—	461	—	—	—	—	197	—	—	197	—	658
Partnership distributions	—	(156)	—	(156)	—	(6)	—	(6)	—	(60)	—	(60)	—	(222)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	40	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(142)	(142)
Other items	—	(1)	—	(1)	—	—	—	—	—	(1)	—	(1)	—	(2)

Balance as at December 31, 2011	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

(1)
Refer to note 29 for an analysis of accumulated other comprehensive income by item.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
US$ MILLIONS	Notes	2013	2012	2011
Operating Activities
Net income		$65	$291	$440
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	12	307	62	(45)
Fair value adjustments		10	(200)	(356)
Depreciation and amortization expense	13,14	329	232	127
Mark-to-market on hedging items		(19)	49	35
Gain on sale of associate	12	(53)	—	—
Provisions and other items		62	15	4
Deferred tax recovery	27	12	30	154
Changes in non-cash working capital, net	38	(19)	156	(19)

Cash from operating activities		694	635	340

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(56)	(726)	(12)
Disposal of subsidiaries, net of cash disposed of	6	622	317	5
Additions of investments in associates	12	(518)	(728)	(215)
Disposal of investments in associates	12	457	—	26
Purchase of long lived assets	13,14	(425)	(654)	(508)
Disposal of long lived assets	13,14	5	17	1
Purchase of financial assets		(331)	—	—
Sale of financial assets		110	—	—
Net settlement of foreign exchange hedging items		(26)	10	(60)

Cash used by investing activities		(162)	(1,764)	(763)

Financing Activities
Distributions to general partner	30	(32)	(16)	(4)
Distributions to other unitholders	30	(356)	(288)	(218)
Subsidiary distributions to non-controlling interest		(156)	(94)	(142)
Proceeds from corporate credit facility	20	445	2,367	704
Repayment of corporate credit facility	20	(991)	(1,821)	(722)
Corporate debt issuance	20	—	408	—
Proceeds from subsidiary borrowings	20	2,648	1,181	612
Repayment of subsidiary borrowings	20	(2,128)	(999)	(477)
Partnership units issued, net of issuance costs	28	338	500	658

Cash from financing activities		(232)	1,238	411

Cash and cash equivalents
Change during the year		$300	$109	$(12)
Impact of foreign exchange on cash		(25)	1	11
Balance, beginning of year		263	153	154

Balance, end of year		$538	$263	$153

The accompanying notes are an integral part of the financial statements.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility, transport and energy businesses in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

NOTE 2.  SUBSIDIARIES

        The following provides information about the partnership's wholly-owned subsidiaries as of December 31, 2013 and 2012:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2013	2012
Utilities
Ontario electricity transmission operation	Great Lakes Power L.P.	Canada	100	100
Transport
Australian railroad operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tasmania Gas Networks	Australia	100	100
European energy distribution operation	International Energy Group	United Kingdom	100	100

        The following table presents details of non-wholly owned subsidiaries of the partnership:

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2013	2012	2013	2012
Utilities
U.K. regulated distribution operation	Brookfield Utilities UK Holdings Limited(1)	U.K.	80	100	80	100
Australian regulated terminal operation	DBCT Management Pty Ltd	Australia	71	71	100	100
New England electricity transmission operation	Cross-Sound Cable Company LLC	U.S.	23	23	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.	Colombia	17	17	100	100

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2013	2012	2013	2012
Transport
U.K. port operation	Brookfield Port Acquisitions (U.K.) Limited(5)	United Kingdom	59	59	100	100
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(5)	Chile	51	51	89	89
Energy
North American gas storage operation	Warwick Gas Storage L.P.(5)	Canada	17	22	70	90
Canadian district energy operation	Enwave Energy Corporation(5)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(2),(5)	U.S.	40	—	100	—
Timber
U.S. freehold timberlands	Longview Timber Holdings Corp(3)	U.S.	—	30	—	90
Canadian freehold timberlands	Island Timberlands Limited Partnership(4)	Canada	—	25	—	100
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72	72	100	100

(1)
In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was granted to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under certain pre-defined contractual terms. In the event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor had the right to request repayment of £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability. In March 2013, the UK regulated distribution operation satisfied the requirements within the contractual terms of the arrangement, which resulted in the derecognition of the financial liability as the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary (see note 5 for further details).

(2)
In December 2013, Brookfield Infrastructure acquired a 40% interest in Enwave USA through a Brookfield sponsored infrastructure fund for $43 million.

(3)
Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013. See Note 6 for further details.

(4)
During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million. See Note 6 for further details.

(5)
For the above noted subsidiaries, the partnership has entered into voting arrangements to provide the partnership with the ability to direct the relevant activities of the investee. The partnership controls these investees given that the partnership is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the partnership's voting interest differs from its ownership interest in an investee. The following were considered to determine control: the degree of power (if any) held by other investors, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The consolidated financial statements were authorized for issue by the Board of Directors on March 28, 2014.

(b)
Basis of Preparation

        The consolidated financial statements are prepared on a going concern basis. Standards and guidelines not yet effective for the current accounting period are described in note 3(t).

(i)
Subsidiaries

        These consolidated financial statements include the accounts of the partnership and subsidiaries over which the partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which the partnership obtains control, and continue to be consolidated until the date when control is lost. The partnership (investor) controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The partnership controls an investee when all the following have been satisfied: it has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. Together, the partnership and its subsidiaries are referred to as "Brookfield Infrastructure" in these financial statements.

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

(ii)
Associates

        Associates are entities over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. The partnership accounts for investments over which it has significant influence

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

using the equity method, and are recorded as Investments in associates on the Consolidated Statements of Financial Position.

        Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the partnership records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than the partnership's proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the partnership's interest in an investee is adjusted for the partnership's share of comprehensive income or loss and distributions to the investee.

        Profits or losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interest of unrelated investors in the associate.

(c)
Foreign Currency Translation

        The U.S dollar is the functional and presentation currency of Brookfield Infrastructure. Each of Brookfield Infrastructure's subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

        Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of equity. On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

        Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income or loss. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

(d)
Business Combinations

        Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values (at the acquisition date) of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in the Consolidated Statement of Operating Results as incurred and included in other expenses.

F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Consolidated Statements of Operating Results, whereas changes in the fair values of contingent consideration classified within partnership capital are not subsequently re-measured.

        Where a business combination is achieved in stages, Brookfield Infrastructure's previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date Brookfield Infrastructure attains control and the resulting gain or loss, if any, is recognized in the Consolidated Statements of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the Consolidated Statements of Operating Results, where such treatment would be appropriate if that interest were disposed of.

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

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(g)
Property, Plant and Equipment

        Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis or more frequently if facts and circumstances warrant to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income, but are not subsequently recycled into profit or loss.

        An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Operating Results. However, any balance accumulated in revaluation surplus is subsequently recorded in retained earnings when an asset is derecognized and not transferred to profit or loss.

        Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 49 years
Plant and equipment	Up to 39 years
Network systems	Up to 40 years
Track premium	41 years
District energy system	50 years
Gas storage assets	20 years

        Depreciation on property, plant and equipment is calculated on a straight-line basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(h)
Standing Timber

        Standing timber is measured at fair value after deducting estimated selling costs and recorded as standing timber on the Consolidated Statements of Financial Position. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a market participant's optimal weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change. Brookfield Infrastructure determines fair value on an annual basis, fair value is estimated and determined by management of the Partnership with due consideration given to other relevant data points.

        Land under standing timber is accounted for using the revaluation method and included in property, plant and equipment.

        Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable values.

(i)
Investment Property

        Brookfield Infrastructure uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in profit or loss.

        Land of Brookfield Infrastructure's U.S. and Canadian freehold timberlands, which has been determined to have a highest and best use as defined in IFRS 13, Fair Value Measurement, and which is no longer used for the harvest and growth of timber is classified as investment property.

        Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases. Fair value is estimated by management of the Partnership with due consideration given to other relevant data points.

(j)
Asset Impairment

        At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and

Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean toll roads and were recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement (90 years remaining). The intangible assets at the Chilean toll road relates to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement (20 years remaining).

        The conservancy right was acquired as part of the acquisition of the U.K. port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life and is subject to an annual impairment review.

        The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections as at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over the life of its estimated useful life of 50 years.

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

F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

(l)
Goodwill

        Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. Brookfield Infrastructure identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

        Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

        On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(m)
Revenue Recognition

        Revenue is recognized to the extent that it is probable that the economic benefits will flow to Brookfield Infrastructure and the revenue and costs incurred or to be incurred can be reliably measured.

        Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of estimated customer returns, trade allowances, rebates and other similar allowances.

        When the partnership receives a transfer of cash or property, plant and equipment from a customer, it assesses whether the constructed or acquired item of property, plant and equipment meets the definition of an asset in accordance with IFRIC 18, Transfer of Assets from Customers. If the definition of an asset is met, the partnership recognizes the item of property, plant and equipment at its cost and recognizes revenue or deferred revenue, as applicable, for the same amount based on the appropriate revenue recognition policy.

        Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure's activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Utilities

        Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure's Australian regulated terminal operation. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer's annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure's Australian regulated terminal operation also recognizes handling charges based on tonnes of coal shipped through the terminal.

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

(n)
Financial Instruments and Hedge Accounting

        The following summarizes Brookfield Infrastructure's classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable and other	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	Fair value
Financial assets
Derivative assets	FVTPL(1)	Fair value
Other financial assets	Loans and receivables/ Available-for-sale	Amortized cost/ Fair value
Financial liabilities
Corporate borrowings	Other liabilities	Amortized cost
Non-recourse borrowings	Other liabilities	Amortized cost(2)
Accounts payable and other	Other liabilities	Amortized cost
Preferred shares	Other liabilities	Amortized cost
Financial liabilities	FVTPL	Fair value

(1)
Fair value through profit or loss ("FVTPL").

(2)
Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

        The partnership maintains a portfolio of marketable securities comprised of liquid equity and debt infrastructure securities. The marketable securities are classified as available-for-sale and are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

        Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit and loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

(i)
Items Classified as Hedges

        Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity as applicable.

        Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

(ii)
Items Not Classified as Hedges

        Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other expenses.

        Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within the Partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(o)
Income Taxes

        Income tax expense represents the sum of the tax accrued in the period and deferred tax.

(i)
Current income tax

        Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in partnership capital are also recognized directly in partnership capital and other comprehensive income.

(ii)
Deferred tax

        Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

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

        Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflect the tax consequences that would follow from the manner in which Brookfield Infrastructure expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or Brookfield Infrastructure intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

(p)
Assets Held for Sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition

F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

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

        Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Consolidated Statements of Financial Position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Consolidated Statements of Financial Position.

        Once classified as held for sale, property, plant and equipment and intangible assets, are not depreciated or amortized, respectively.

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

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure's consolidated financial statements are outlined below.

(i)
Common control transactions

        IFRS 3 (2008) does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

(ii)
Classification of assets and liabilities as held for sale

        Judgment is applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the Consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the partnership.

(iii)
Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in note 3(n). The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company's counterparties relative to the company; estimated future cash flows; and discount rates.

(iv)
Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13.

(v)
Valuation of standing timber

        Changes in fair value are recorded in profit and loss during the period of change. Brookfield Infrastructure determines fair value on an annual basis. Certain assets recorded at fair value were estimated and determined by management of the Partnership with due consideration given to other relevant data points. Key estimates and assumptions in determining the fair value of standing timber are: the timing of forecasted revenues and timber prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates and terminal valuation dates.

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(vi)
Valuation of investment property

        The fair value of investment property is primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows in respect of such current and future leases.

        In some cases, the fair values are determined based on recent real estate transactions with similar characteristics and location to those of Brookfield Infrastructure. Fair value is estimated by management of the Partnership with due consideration given to other relevant data points.

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

(viii)
Impairment of goodwill and intangibles with indefinite lives

        The impairment assessment of goodwill and intangible assets with indefinite lives requires an estimation of the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

        Other estimates utilized in the preparation of the partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

        Other critical judgments utilized in the preparation of the partnership's financial statements include the determination of functional currency, determination of operating segments, determination of effectiveness of financial hedges for accounting purposes, recoverability of deferred tax assets and assessment of tax uncertainties, and determination of control.

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(s)
Recently Adopted Accounting Policies

        Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2013. The impact of adopting these Standards on the partnership's accounting policies and disclosures are as follows:

IFRS 10 Consolidated Financial Statements ("IFRS 10")

        IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation—Special Purpose Entities. IFRS 10 introduces a single control model for consolidation, irrespective of the nature of the investee. An investor that exerts power over the investee, has exposure to variable returns and has the ability to use its power to affect the amount of its returns, controls the investee and accordingly, is required to consolidate the investee.

        IFRS 10 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure's accounting for and presentation of investees for the current or prior periods presented.

IFRS 11 Joint Arrangements ("IFRS 11") and IAS 28 Investment in Associates and Joint Ventures ("IAS 28")

        IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities using proportionate consolidation. Instead, entities that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. Accordingly, IAS 28 has been amended to include the application of the equity method to investments in joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

        IFRS 11 was applied retrospectively and the application of this new Standard had no impact on Brookfield Infrastructure's accounting for and presentation of investees for the current and prior periods presented.

IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

        IFRS 12 integrates the disclosure requirements of interests in other entities to disclose information about significant judgments and assumptions the investor has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. Entities are also required to provide these disclosures when changes in facts and circumstances affect the entity's conclusion during the reporting period.

        IFRS 12 was applied prospectively. The application of this new Standard led to additional disclosures with regards to the Brookfield Infrastructure's interests in other entities. These disclosures provide further details regarding Brookfield Infrastructure's non-wholly owned subsidiaries and have been included in note 26 and note 12.

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

IFRS 13 Fair Value Measurement ("IFRS 13")

        IFRS 13 establishes a single source of guidance for fair value measurements. The Standard defines fair value and establishes a framework for measuring fair value. The scope of IFRS 13 is broad; it applies to both financial instruments and non-financial items for which other IFRSs require or permit fair value measurements, except in specified circumstances. IFRS 13 was applied prospectively and has not materially impacted the manner in which Brookfield Infrastructure measures its financial and non-financial assets and liabilities. In general, the disclosure requirements for the fair value of financial instruments and non-financial items under IFRS 13 are more extensive than those required under previous Standards.

        The application of this new Standard led to additional disclosures with regard to the valuation methods applied in determining the fair value of Brookfield Infrastructure's property, plant and equipment (see note 13), investment property (see note 17) and financial instruments (see note 7).

IAS 1 Presentation of Items of Other Comprehensive Income — Amendments to IAS 1 ("IAS 1")

        Brookfield Infrastructure adopted the amendments to IAS 1 on January 1, 2013 with retrospective application. The amendments to IAS 1 require items to be presented in other comprehensive income ("OCI") in two separate categories: (a) items that could be reclassified to profit or loss at a future point in time (e.g., impact of translation of foreign operations and net movement on cash flow hedges) and; (b) items that will never be reclassified to profit or loss (e.g., revaluation of property, plant and equipment). Income tax on items of other comprehensive income is required to be allocated on the same basis.

        Brookfield Infrastructure has amended the Consolidated Statements of Comprehensive Income (Loss) for all periods presented to reflect the presentation changes required under these amendments. Since these changes constitute reclassifications within the Consolidated Statements of Comprehensive Income, there is no net impact on comprehensive income.

IFRS 7 Financial Instruments: Disclosures—("IFRS 7")

        The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position or subject to master netting arrangements or similar arrangements.

        The amendments to IFRS 7 have been applied prospectively. The application of these amendments has led to additional disclosures regarding the offsetting of financial instruments. These additional disclosures have been included in note 7.

(t)
Future Changes in Accounting Policies

  Standards issued, but not yet adopted

        IFRS 9, Financial Instruments ("IFRS 9") was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new Standard also requires a single impairment method to be used, replacing the

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on or after January 1, 2018. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

        IFRIC 21, Levies ("IFRIC 21") provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

        IAS 32, Financial Instruments: Presentation ("IAS 32") was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of "currently has a legally enforceable right of set-off", the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. IAS 32 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IAS 32 on the consolidated financial statements.

NOTE 4.  ACQUISITIONS OF BUSINESSES

(a)
Acquisition of U.K. Regulated Distribution operation

        On November 13, 2012, Brookfield Infrastructure acquired a 100% interest in Inexus Group Limited, its U.K. regulated distribution operation, for consideration of $468 million. As part of this transaction, Brookfield Infrastructure also injected an additional $57 million into its existing UK regulated distribution operation to settle interest rate swaps in advance of the £600 million acquisition financing executed by the combined company. Since Brookfield Infrastructure has the right to elect the majority of the Board of Directors thereby providing Brookfield Infrastructure with control, the partnership consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statements of Operating Results.

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$468

Net consideration	$468

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Fair value of assets and liabilities acquired as at November 13, 2012:

US$ MILLIONS
Cash	$5
Accounts receivable and other	14
Intangible assets	97
Deferred income tax asset	106
Property, plant and equipment	1,410
Accounts payable and other	(70)
Non-recourse borrowings	(545)
Financial liabilities	(323)
Deferred income tax liability	(253)

Net assets acquired	$441

        The excess of the contribution transferred by the partnership over its share of the fair value of the operations' net assets was recognized on the Consolidated Statements of Financial Position as follows:

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

        On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date and recorded as other expenses in the Consolidated Statements of Operating Results.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Brookfield Infrastructure accounted for this transaction as a deemed disposition of its 25% interest in AVN for consideration equal to the fair market value of the equity interest with a concurrent acquisition of 51% of AVN. The deemed disposition was accounted for as follows:

US$ MILLIONS
Fair value of net assets in AVN as of date of obtaining control	$163
Less: carrying value of investment in AVN immediately before obtaining control	(171)

Loss on deemed disposition of equity interest ("remeasurement loss")	(8)
Amounts recognized in OCI in relation to AVN	16

Fair value gains and other items arising from AVN acquisition	$8

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$170
Fair value of net assets in AVN as of date of obtaining control	163

Net consideration	$333

Fair value of assets and liabilities acquired as at October 1, 2012:

US$ MILLIONS
Cash	$69
Accounts receivable and other(1)	53
Intangible assets	1,443
Accounts payable and other	(32)
Non-recourse borrowings	(772)
Deferred income tax liability	(108)
Non-controlling interest(2)	(320)

Net assets acquired	$333

(1)
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

        See note 3(r), "Critical Accounting Judgments and Key Sources of Estimation Uncertainty", for further discussion of significant assumptions used in measuring these fair values.

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012 include $27 million of revenue and $9 million of net income from the Chilean toll roads.

(c)
Acquisition of North American District Energy operation

        On October 31, 2012, Brookfield Infrastructure acquired a 25% interest in Enwave Energy Corporation, its North American district energy operation, for consideration of $74 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expense on the Consolidated Statements of Operating Results.

        The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$74

Net consideration	$74

Fair value of assets and liabilities acquired as at October 31, 2012:

US$ MILLIONS
Accounts receivable and other	$9
Property, plant and equipment	560
Accounts payable and other	(15)
Non-recourse borrowings(1)	(187)
Deferred income tax liability	(77)

Net assets acquired before non-controlling interest	290
Non-controlling interest(2)	(216)

Net assets acquired	$74

(1)
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

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(d)
Acquisition of Colombian Regulated Distribution Operation

        On January 27, 2012, Brookfield Infrastructure acquired a 17% interest in Empresa de Energia de Boyaca S.A., its Colombian distribution operation, for consideration of $55 million through a Brookfield sponsored infrastructure fund, as a platform to build a broad based electricity business in Colombia. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $4 million were expensed at the acquisition date and recorded as other expense on the Consolidated Statements of Operating Results.

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

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The excess of the consideration transferred by Brookfield over its share of the fair value of the Colombian regulated distribution operations' net assets was recognized on the Consolidated Statements of Financial Position as follows:

US$ MILLIONS
Consideration paid	$55
Consideration paid by non-controlling interest	$261

Total consideration paid	316
Fair value of net assets acquired before non-controlling interest	(298)

Goodwill arising on acquisition	$18

        The goodwill recorded on acquisition represents the expected growth arising from its position as an incumbent in a fragmented electricity distribution industry in a region with emerging coal, steel and cement industries. None of the goodwill recognized is expected to be deductible for income tax purposes.

        Brookfield Infrastructure's results from operations for the twelve months ended December 31, 2012, include $188 million of revenue, and $5 million of net income from the Colombian regulated distribution operation.

NOTE 5.  PARTIAL DISPOSITION OF UK REGULATED DISTRIBUTION OPERATION

        In November 2012, a wholly-owned subsidiary of Brookfield Infrastructure entered into an arrangement whereby a 20% economic interest in its UK regulated distribution operation was sold to an institutional investor for £145 million subject to the UK regulated distribution operation attaining long-term financing under certain pre-defined contractual terms. In the event that the UK regulated distribution operation did not obtain long-term financing at the contractually specified terms within two years of the arrangement, the institutional investor had the right to request repayment of £145 million plus 3% interest. Consequently, the proceeds were recorded as a financial liability.

        In March 2013, the UK regulated distribution operation satisfied the requirements within the contractual terms of the arrangement, which resulted in the derecognition of the financial liability as the £145 million initially received under the arrangement was recognized as proceeds on the disposal of a partial interest of a subsidiary.

        The partial disposition of Brookfield Infrastructure's 20% interest in the UK regulated distribution operation resulted in an adjustment to the carrying amounts of controlling and non-controlling interests to reflect the change in interest in the subsidiary. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration received was recognized directly in equity.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The partial disposition was accounted for as follows:

US$ MILLIONS
Fair value of consideration received (£145 million)	$221
Less: carrying value of 20% interest in UK regulated distribution operation allocated to non-controlling interest—in operating subsidiaries	(115)

Gain on changes in ownership interest recognized in equity(1)	$106

(1)
The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the Consolidated Statements of Partnership Capital and attributed on a ratable basis to the partners of Brookfield Infrastructure based on their respective ownership interests existing at the date of the partial disposal. Amounts in accumulated other comprehensive income at the date of the partial disposition that were attributable to the UK regulated distribution operation were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest—in operating subsidiaries

NOTE 6.  DISCONTINUED OPERATIONS

        The revenues and expenses related to the U.S. and Canadian freehold timberlands, Brookfield Infrastructure's timber segment, have been presented on the Consolidated Statements of Operating Results as discontinued operations as a result of the following transactions:

  i)
  During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million;

  ii)
  Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013;

        The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for both the current and comparative periods.

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Operating results of discontinued operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	For the Year Ended December 31
US$ MILLIONS	2013	2012	2011
Revenues	$305	$480	$521
Direct operating costs	(174)	(328)	(338)
Depreciation and amortization expense	—	(2)	(1)

	131	150	182
Interest expense	(44)	(85)	(82)
Fair value adjustments	(10)	203	341
Other expenses	(2)	—	(8)

Income before income tax	75	268	433
Attributable current and deferred taxes	(14)	(78)	(144)

	61	190	289
Gain on disposal of timber segment	57	—	—
Attributable current and deferred taxes	(73)	—	—

	(16)	—	—

Income from discontinued operations	$45	$190	$289

        Income (loss) attributable to unitholders for the years ended December 31, 2013, 2012 and 2011 is as follows:

	For the year ended December 31
US$ MILLIONS	2013	2012	2011
Income (loss) from continuing operations attributable to:
Non-controlling interest—in operating subsidiaries	$80	$53	$33
Non-controlling interest—Redeemable Partnership units held by Brookfield	(27)	9	32
General partner	31	16	5
Limited partners	(64)	23	81

Income (loss) from discontinued operations attributable to:
Non-controlling interest—in operating subsidiaries	$43	$132	$220
Non-controlling interest—Redeemable Partnership units held by Brookfield	1	17	19
General partner	—	—	—
Limited partners	1	41	50

Basic and diluted earnings (loss) per unit attributable to:
Limited partners from continuing operations	(0.46)	0.17	0.71
Limited partners from discontinued operations	0.03	0.30	0.42

Basic and diluted earnings (loss) per unit attributable to Limited partners	$(0.43)	$0.47	$1.13

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Comprehensive income (loss) attributable to unitholders for the years ended December 31, 2013, 2012 and 2011 is as follows:

	For the year ended December 31
US$ MILLIONS	2013	2012	2011
Comprehensive income from continuing operations attributable to:
Non-controlling interest—in operating subsidiaries	$111	$118	$5
Non-controlling interest—Redeemable Partnership units held by Brookfield	19	207	173
General partner	32	19	7
Limited partners	50	501	420

Comprehensive income (loss) from discontinued operations attributable to:
Non-controlling interest—in operating subsidiaries	$50	$134	$228
Non-controlling interest—Redeemable Partnership units held by Brookfield	1	(34)	(63)
General partner	—	—	—
Limited partners	3	(69)	(136)

        Other comprehensive income (loss) relating to the disposal group for the years ended December 31, 2013, 2012 and 2011 is as follows:

	For the year ended December 31
US$ MILLIONS	2013	2012	2011
Revaluation of property, plant and equipment	$(4)	$(3)	$(5)
Cash flow hedges	5	1	1
Taxes on the above items	(1)	(2)	(1)

Total	$—	$(4)	$(5)

        The net cash flows attributable to the operating, investing and financing activities of discontinued operations for the years ended December 31, 2013, 2012 and 2011 are as follows:

	For the year ended December 31
	2013	2012	2011
Operating cash flows	$67	$56	$108
Investing cash flows	(49)	(7)	—
Financing cash flows	(49)	(52)	(122)

Net cash flows	$(31)	$(3)	$(14)

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

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

Classification of Financial Instruments

        Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit and loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income. These items have been segregated from Other (expenses) income to reflect the significance of these changes in the current period. Mark-to-market losses on financial instruments carried at fair value of $49 million and $35 million for the years ended December 31, 2012 and 2011, respectively, have been reclassified from other (expenses) income to mark-to-market on hedging items on the Consolidated Statements of Operating Results to conform with current period presentation.

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Carrying Value and Fair Value of Financial Instruments

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2013:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$538	$538
Accounts receivable and other	—	—	346	346
Financial assets (current and non-current)(1)	241	—	66	307
Marketable securities	—	230	—	230
Restricted cash	—	—	3	3

Total	$241	$230	$953	$1,424

Financial liabilities
Corporate borrowings	$—	$—	$377	$377
Non-recourse borrowings (current and non-current)	—	—	5,790	5,790
Accounts payable and other	—	—	491	491
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	547	—	—	547

Total	$547	$—	$6,678	$7,225

(1)
Derivative instruments which are elected for hedge accounting totaling $196 million are included in Financial assets and $195 million of derivative instruments are included in Financial liabilities.

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2012:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$263	$263
Accounts receivable and other	—	—	372	372
Financial assets (current and non-current)(1)	99	—	—	99
Restricted cash	—	—	17	17

Total	$99	—	$652	$751

Financial liabilities
Corporate borrowings	$—	$—	$946	$946
Non-recourse borrowings (current and non-current)	—	—	6,993	6,993
Accounts payable and other	—	—	582	582
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	650	—	235	885

Total	$650	—	$8,776	$9,426

(1)
Derivative instruments which are elected for hedge accounting totaling $1 million are included in Financial assets and $234 million of derivative instruments are included in Financial liabilities.

        The following table provides the carrying values and fair values of financial instruments as at December 31, 2013 and December 31, 2012:

	Dec. 31, 2013		Dec. 31, 2012
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$538	$538	$263	$263
Accounts receivable and other	346	346	372	372
Financial assets (current and non-current)	307	307	99	99
Marketable securities	230	230	—	—
Restricted cash	3	3	17	17

Total	$1,424	$1,424	$751	$751

Financial liabilities
Corporate borrowings(1)	$377	$381	$946	$946
Non-recourse borrowings(2)	5,790	6,184	6,993	7,292
Accounts payable and other (current and non-current)	491	491	582	582
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	547	547	885	855

	$7,225	$7,623	$9,426	$9,695

(1)
Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(2)
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of the U.K. port operation and Chilean toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

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

Cash Flow Hedges

        Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2013, pre-tax net unrealized losses of $13 million (2012: losses of $29 million, 2011: losses of $94 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2013, there was a net unrealized derivative liability balance of $31 million relating to derivative contracts designated as cash flow hedges (2012: $146 million, 2011: $118 million). During the year, a gain of less than $1 million (2012: losses of less than $1 million, 2011: losses of less than $1 million) was recognized in the Consolidated Statements of Operating results as it pertains to the pre-tax net unrealized losses noted above.

Net Investment Hedges

        Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2013, unrealized pre-tax net gains of $14 million (2012: losses of $19 million, 2011: gains of $30 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $26 million loss (2012: $10 million gain, 2011: loss of $60 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2013, there was a net unrealized derivative asset balance of $8 million relating to derivative contracts designated as net investment hedges (2012: net unrealized derivative liability balance of $6 million).

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Fair Value Hierarchical Levels—Financial Instruments

        Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2	—

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—

Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest's share of net assets of limited life funds.

        Fair value of the partnership's financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2013	Dec. 31, 2012
Marketable securities	Level 1(1)	$230	$—
Foreign currency forward contracts	Level 2(2)
Financial asset		30	—
Financial liability		(36)	(8)

Net financial (liability)		$(6)	$(8)

Interest rate swaps	Level 2(2)
Financial asset		$175	96
Financial liability		(103)	(229)

Net financial asset (liability)		$72	$(133)

(1)
Valuation technique: Quoted bid prices in an active market.

(2)
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk of various counterparties.

        Assets and liabilities measured at fair value on a recurring basis include $471 million (2012: $111 million) of financial assets and $547 million (2012: $885 million) of financial liabilities which are measured at fair value using valuation inputs based on management's best estimates.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2013			Dec. 31, 2012
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Cash equivalents	$—	$—	$—	$—	$12	$—
Marketable securities	230	—	—	—	—	—
Financial assets (current and non-current)	—	241	—	—	99	—

Financial liabilities
Financial liabilities (current and non-current)	$—	$547	$—	$—	$885	$—

Offsetting of Financial Assets and Liabilities

        Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

        The following table presents the recognized financial instruments that are offset, which are those financial assets and liabilities subject to offsetting, enforceable master netting agreement and similar agreements, as at December 31, 2013 and 2012. The Net column shows the impact on the partnership's Consolidated Statements of Financial Position if all set-off rights were exercised.

	Amounts Offset			Amounts Not Offset
US$ MILLIONS	Gross assets	Gross liabilities	Net amounts	Financial instruments	Net
December 31, 2013
Trade receivable (payable)	$6	$(1)	$5	$308	$313
Financial assets	—	—	—	241	241
Financial Liabilities	—	—	—	(547)	(547)

December 31, 2012
Trade receivable (payable)	$8	$(1)	$7	$365	$372
Financial assets	—	—	—	99	99
Financial Liabilities	—	—	—	(885)	(885)

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2013	2012
Cash	$538	$251
Cash equivalents	—	12

Total cash and cash equivalents	$538	$263

NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2013	2012
Current:
Foreign currency forward contracts	$30	$—
Marketable securities	230	—
Other	102	3

Total current	$362	$3

Non-current:
Restricted cash(1)	$3	$17
Cross currency interest rate swaps	175	96

Total non-current	$178	$113

(1)
Restricted cash can only be used as a reserve for servicing debt under certain financing arrangements. These restricted cash balances have not been included in the year end cash balances for the purposes of the Consolidated Statements of Cash Flows.

NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2013	2012
Current:
Accounts receivable	$313	$343
Prepayments & other assets	33	29

Total current	$346	$372

Non-current:
Deferred financing costs(1)	$2	$3
Other assets	90	222

Total non-current	$92	$225

(1)
Deferred financing costs are amortized to interest expense over the term of the borrowing.

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 11.  INVENTORY

US$ MILLIONS	2013	2012
Current:
Raw materials and consumables(1)	$22	$108

Carrying amount of inventories	$22	$108

(1)
Raw materials and consumables includes felled trees.

        The amount of write down of inventories recognized as an expense in 2013 is $nil (2012: $nil, 2011: $nil).

NOTE 12.  INVESTMENTS IN ASSOCIATES

        The following table presents the ownership interest and carrying values of Brookfield Infrastructure's investments in associates:

	Ownership Interest		Voting Interest		Carrying Value
US$ MILLIONS	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Brazilian toll road(1)	31%	15%	31%	15%	$773	$346
South American transmission operation	28%	28%	28%	28%	717	669
Australasian energy distribution(2)	—%	42%	—%	42%	—	384
Other(3)	11%-50%	11%-50%	11%-50%	11%-50%	549	780

Total					$2,039	$2,179

        The following table represents the change in the balance of investments in associates:

US$ MILLIONS	2013	2012
Balance at beginning of year	$2,179	$1,400
Share of income for the year	(217)	1
Share of reserves for the year—OCI	160	138
Foreign currency translation	(81)	58
Distributions	(90)	(63)
Additions	518	816
Disposal(2)(4)	(430)	(171)

Balance at end of year	$2,039	$2,179

(1)
On December 3, 2012, Brookfield Infrastructure, through an entity formed between a Brookfield sponsored fund and Abertis Infraestructuras, S.A. ("Abertis"), acquired a 15% interest in a Brazilian toll road asset. In the third quarter of 2013, Brookfield Infrastructure increased its interest in the investment to approximately 31%. Brookfield Infrastructure has significant influence through Brookfield's position in the entity. Accordingly, Brookfield Infrastructure equity accounts for the entity.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(2)
In the fourth quarter of 2013, Brookfield Infrastructure sold its 42% interest in its Australasian energy distribution business to a third party for net proceeds of USD $415 million, resulting in a gain on disposition of $35 million recognized on the Consolidated Statement of Operating Results within the gain on sale of associates line item. As a result of the disposition, accumulated revaluation surplus of $80 million post-tax was reclassified from other comprehensive income directly to retained earnings and noted as an other item on the Consolidated Statements of Partnership Capital.

(3)
Other includes Brookfield Infrastructure's Social Infrastructure asset, North American gas transmission operation, European port operation and the Texas electricity transmission project

(4)
Brookfield Infrastructure invested $159 million in a Chilean toll road asset in December 2011 through a Brookfield sponsored partnership. On October 1, 2012, Brookfield Infrastructure acquired an additional 26% interest in AVN for $170 million, through a Brookfield sponsored partnership, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity.

Impairment of North American natural gas transmission operation

        Our North American natural gas transmission operation is a provider of natural gas transmission and storage services to the Chicago and Northern Indiana markets.

        In 2013, the North American natural gas transmission operation continued to be affected by weak market fundamentals in the U.S. natural gas market. Throughout 2013, the U.S. natural gas market experienced compressed basis spreads due to the build out of pipeline infrastructure as well as a decrease in gas prices driven by a fundamental shift in supply dynamics in the U.S. These factors in conjunction with regulatory approvals occurring in the later part of the year granted for the further build out or reversal of certain pipelines triggered an impairment of the operations' property, plant and equipment.

        The revaluation of property, plant and equipment within the associate resulted in an impairment charge attributable to the partnership of $275 million. The impairment was recorded in net income for the year ended December 31, 2013 and, as the charge represents a write-down of property, plant and equipment within an associate, was recognized within the share of (losses) earnings from investments in associates line item on the Consolidated Statements of Operating Results. The impairment charge of the North American natural gas transmission operation is reported within the energy operating segment.

        Below is a summary of the significant valuation assumptions utilized in measuring the fair value of the property, plant and equipment of the North American natural gas transmission operation for the years ended December 31, 2013 and 2012 (level 3 on the fair value hierarchy). The values assigned to the key assumptions represented management's assessment of future trends in the environment in which the North American natural gas transmission assets operate and were based on historical data from both external and internal sources.

Valuation technique	Significant valuation assumptions	2013	2012
Discounted cash flow	Discount rate	10%	9%
	Terminal value multiple	11.6x	11.8x
	Terminal valuation date	10 years	10 years

        The current basis spread environment is a primary driver of market sensitive revenue for the North American natural gas transmission operation, meaning unsold capacity or contracts that are up for renewal within any given year, and therefore is a key assumption in the determination of fair value.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Basis spreads are a primary indicator in predicting the negotiated rates at which the contracts will renew. Throughout 2013 basis spreads remained compressed and as a result, market sensitive negotiated rates were adjusted downwards at year end to reflect the current environment. The assumed rates are consistent with the assumption that a market participant would make.

        The discount rate represents the current market assessment of the risks specific to the North American natural gas transmission assets, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the cash flow estimates. The discount rate calculation is based on the specific circumstances of the underlying assets and is derived using an equity approach. The equity discount rate takes into account an optimized capital structure that a market participant would assume based on comparable entities operating in a comparable industry. Asset and industry-specific risk is incorporated by applying individual beta factors. The beta factors are evaluated based on publicly available market data.

        Terminal value multiples were derived using publicly available data for comparable companies that a market participant would use in forming a view on fair value. The terminal value as estimated represents the present value of operations at the end of the 10 year forecast period based on an assumed continuous hold from the perspective of a market participant.

        The following table presents the gross assets and liabilities of Brookfield Infrastructure's investments in associates:

	As at December 31, 2013
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$805	$4,758	$5,563	$(532)	$(2,578)	$(3,110)	$2,453	$1,680	$773
South American transmission operation	1,254	4,543	5,797	(1,189)	(2,055)	(3,244)	2,553	1,836	717
Australasian energy distribution	—	—	—	—	—	—	—	—	—
Other	541	8,087	8,628	(382)	(6,235)	(6,617)	2,011	1,462	549

Total	$2,600	$17,388	$19,988	$(2,103)	$(10,868)	$(12,971)	$7,017	$4,978	$2,039

	December 31, 2012
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$603	$4,612	$5,215	$(609)	$(2,248)	$(2,857)	$2,358	2,012	$346
South American transmission operation	233	5,404	5,637	(1,185)	(2,054)	(3,239)	2,398	1,729	669
Australasian energy distribution	30	2,283	2,313	(141)	(1,261)	(1,402)	911	527	384
Other	608	10,203	10,811	(1,462)	(7,603)	(9,065)	1,746	966	780

Total	$1,474	$22,502	$23,976	$(3,397)	$(13,166)	$(16,563)	$7,413	$5,234	$2,179

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The following table presents the gross of revenue, net income, other comprehensive income and dividend received from Brookfield Infrastructure's investments in associates for the years ended December 31, 2013, 2012, and 2011:

	Twelve Months Ended December 31, 2013
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$1,125	$(15)	$(193)	$(208)	$(192)	$—	$(16)	$—
South American transmission operation	446	113	264	377	202	175	175	68
Australasian energy distribution	308	206	(45)	161	73	26	88	19
Other	1,459	(1,032)	204	(828)	(524)	6	(304)	3

Total	$3,338	$(728)	$230	$(498)	$(441)	$207	$(57)	$90

	Twelve Months Ended December 31, 2012
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$65	$10	$35	$45	$42	$—	$3	$—
South American transmission operation	439	55	321	376	298	92	78	39
Australasian energy distribution	322	45	206	251	164	52	87	17
Other	1,472	(96)	(39)	(135)	(106)	3	(29)	7

Total	$2,298	$14	$523	$537	$398	$147	$139	$63

	Twelve Months Ended December 31, 2011
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$—	$—	$—	$—	$—	$—	$—	$—
South American transmission operation	402	324	658	982	808	44	174	10
Australasian energy distribution	295	27	25	52	31	26	21	19
Other	1,746	47	(30)	17	16	7	1	4

Total	$2,443	$398	$653	$1,051	855	$77	196	$33

        As at December 31, 2013 and 2012, none of the associates have published market prices.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2012	$996	$2,240	$317	$570	$4,123
Additions (disposals)	90	434	34	(14)	544
Acquisitions through business combinations	2,035	3	686	—	2,724
Fair value adjustment	110	277	32	—	419
Reversal of impairment losses recognized in profit or loss	—	—	—	95	95
Net foreign currency exchange differences	89	46	13	—	148

Balance at December 31, 2012	$3,320	$3,000	$1,082	$651	$8,053

Additions	172	170	43	—	385
Disposals	—	—	(5)	—	(5)
Acquisitions (dispositions) through business combinations	—	—	145	(651)	(506)
Fair value adjustment	167	225	39	—	431
Net foreign currency exchange differences	(13)	(410)	(71)	—	(494)

Balance at December 31, 2013	$3,646	$2,985	$1,233	$—	$7,864

Accumulated depreciation:
Balance at December 31, 2011	$(2)	$(27)	$(16)	$(5)	$(50)
Depreciation expense	(64)	(96)	(23)	(1)	(184)
Fair value adjustment	58	82	13	—	153
Reversal of impairment losses recognized in profit or loss	—	—	—	1	1
Net foreign currency exchange differences	(2)	(2)	1	—	(3)

Balance at December 31, 2012	$(10)	$(43)	$(25)	$(5)	$(83)

Depreciation expense	(121)	(111)	(43)	—	(275)
Fair value adjustment	102	93	32	—	227
Disposals	—	—	—	5	5
Net foreign currency exchange differences	5	17	3	—	25

Balance at December 31, 2013	$(24)	$(44)	$(33)	$—	$(101)

Net book value:
December 31, 2013	$3,622	$2,941	$1,200	$—	$7,763

December 31, 2012	$3,310	$2,957	$1,057	$646	$7,970

        The fair value of the partnership's property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2013 and 2012. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured. The following table

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's plant, property and equipment assets, categorized by segment. The partnership has classified all assets below under level 3 of the fair value hierarchy:

	December 31, 2013				December 31, 2012
Segment	Valuation Technique	Discount Rate	Terminal Value Miltiple	Investment Horizon (yrs.)	Valuation Technique	Discount Rate	Terminal Value Miltiple	Investment Horizon (yrs.)
Utilities	Discounted cash flow model	8% to 13%	10x to 16x	10 to 20 yrs	Discounted cash flow model	8% to 13%	9x to 17x	10 to 20 yrs
Transport	Discounted cash flow model	11% to 12%	7x to 11x	10 yrs	Discounted cash flow model	11% to 12%	8x to 11x	10 yrs
Energy	Discounted cash flow model	12% to 16%	8x to 12x	10 yrs	Discounted cash flow model	12% to 15%	7x to 8x	10 yrs

        An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Additionally, an increase in the discount rate could result in a decrease to the terminal value multiple which would further decrease the value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment.

        At December 31, 2013, Brookfield Infrastructure carried out a review of the fair value of its Utility property, plant and equipment, resulting in a gain from revaluation of $269 million (2012: $168 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Utility property, plant and equipment that would have been recognized had the assets been carried under the cost model is $3,140 million (2012: $3,094 million).

        At December 31, 2013, Brookfield Infrastructure carried out a review of the fair value of its Transport property, plant and equipment. A gain from revaluation of $318 million (2012: $359 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Transport assets that would have been recognized had the assets been carried under the cost model is $2,079 million (2012: $2,322 million).

        At December 31, 2013, Brookfield Infrastructure carried out a review of the fair value of its Energy property, plant and equipment. A gain from revaluation of $71 million (2012: $45 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Energy assets that would have been recognized had the assets been carried under the cost model is $1,083 million (2012: $1,012 million).

        At December 31, 2013, no review of fair value was completed for the U.S. and Canadian freehold timberlands' property, plant and equipment as these businesses were sold during the year ended December 31, 2013. For the year ended December 31, 2012, a gain from revaluation of $95 million was recorded, which as a reversal of a prior period impairment, was recognized as fair value adjustments in the Consolidated Statements of Operating Results. The fair value of the Partnership's property, plant and equipment are determined by management of the Partnership with due consideration given to other relevant data points. Key valuation assumptions for the year ended December 31, 2012 include a weighted average discount rate of 6% and an average terminal valuation date of approximately 90 years. As at December 31, 2012 the carrying amount of Timber assets that would have been

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

recognized had the assets been carried under the cost model is $550 million. The reversal of impairment losses in the year ended December 31, 2012 resulted primarily from a decrease in discount rates based on comparable transactions observed in the market and a recovery in timber prices.

NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2013	2012
Cost	$4,117	$4,566
Accumulated amortization	(111)	(69)

Net intangible assets	$4,006	$4,497

        Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2013	Dec. 31, 2012
Australian regulated terminal	$2,231	$2,592
Chilean toll roads	1,278	1,421
U.K. port operation	355	348
Other(1)	142	136

Total	$4,006	$4,497

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

        The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas ("MOP"). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for Chilean Consumer Price Index plus 3.5%, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033 at which point the underlying concessions assets will be returned to the MOP.

        The intangible asset at Brookfield Infrastructure's U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The carrying value as at December 31, 2013, of Brookfield Infrastructure's indefinite lived intangibles is $355 million (2012: $348 million). The following table presents the change in the balance of intangible assets:

US$ MILLIONS	2013	2012
Cost at beginning of the year	$4,566	$2,955
Additions	40	24
Acquisitions through business combinations	4	1,541
Foreign currency translation	(493)	46

Cost at end of year	$4,117	$4,566

        The following table presents the accumulated amortization for Brookfield Infrastructure's intangible assets:

US$ MILLIONS	2013	2012
Accumulated amortization at beginning of year	$(69)	$(31)
Amortization	(54)	(35)
Foreign currency translation	12	(3)

Accumulated amortization at end of year	$(111)	$(69)

NOTE 15.  STANDING TIMBER

US$ MILLIONS	Standing Timber
Gross Carrying Amount:
Balance at January 1, 2012	$2,890
Gain arising from growth	155
Decrease resulting from harvest	(170)
Fair value adjustment	122

Balance at December 31, 2012	$2,997

Gain arising from growth	99
Decrease resulting from harvest	(131)
Fair value adjustment	30
Disposition of subsidiaries	(2,995)

Balance at December 31, 2013	$—

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 16.  GOODWILL

US$ MILLIONS	Dec. 31, 2013	Dec. 31, 2012
Cost	$636	$591
Acquisitions through business combinations	3	45
Disposition of subsidiary (see Note 6)	(591)	—

Total	$48	$636

        Upon the acquisition of U.S freehold timberlands by Brookfield Infrastructure, a deferred tax liability of approximately $591 million was recorded. The deferred tax liability arose because tax bases of the net assets, to Brookfield, were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $591 million. This goodwill was attributable to a single cash-generating unit (CGU) and is tested for impairment annually using a fair value less costs of disposal model. In July 2013, Brookfield Infrastructure sold its 30% interest in the U.S freehold timberlands business resulting in the disposal of $591 million of goodwill.

NOTE 17.  INVESTMENT PROPERTIES

US$ MILLIONS	U.K. port operation	HBU(1)	Total
Gross carrying amount:
Balance at January 1, 2012	$152	$42	$194
Additions	—	15	15
Disposals	(3)	—	(3)
Fair value adjustments	4	(2)	2
Foreign exchange differences	4	1	5

Balance at December 31, 2012	$157	$56	$213
Additions	—	—	—
Disposition of subsidiary	—	(54)	(54)
Fair value adjustments	4	(2)	2
Foreign exchange differences	3	—	3

Balance at December 31, 2013	$164	$—	$164

(1)
HBU is defined as "highest and best use" lands.

        At December 31, 2013, a $4 million gain and $2 million loss were recognized for the U.K. port operation and HBU properties, respectively (2012: $4 million gain and $2 million loss). Fair values are generally determined by calculating the discounted future cash flows of the properties.

        During the year ended December 31, 2013, Brookfield Infrastructure sold its 30% interest in the U.S freehold timberlands and 25% interest in its Canadian freehold timberlands resulting in the disposal of $54 million of investment properties.

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Investment properties are measured at fair value on a recurring basis, the effective date of revaluation is December 31, 2013 and 2012. The fair value of the Partnership's investment properties are determined by management of the Partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's investment property. The partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	7% to 15%

        An increase in the capitalization rate would lead to a decrease in the fair value of property, plant and equipment, with the opposite impact for a decrease in the capitalization rate.

NOTE 18.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note		2013	2012
Current:
Accounts payable(1)			$222	$260
Accrued & other liabilities			188	204
Deferred revenue	(i	)	65	104
Provisions			16	14

Total current			$491	$582

Non-current:
Deferred revenue	(i	)	$397	344
Provisions			57	69
Pension liability(2)			80	75
Other liabilities			23	32

Total non-current			$557	$520

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
See Note 33 for further details.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 35.

(i)
Deferred revenue

        Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure's Australian railroad operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access arrangement with the contributor.

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2013	2012
Current:
Foreign currency forward contracts	$36	$8
Interest rate swaps	—	38

Total current financial liabilities	$36	$46

Non-current:
Deposit payable(1)	$—	$235
Interest rate swaps	103	229
Inflation swaps	354	336
Other financial liabilities	54	39

Total non-current financial liabilities	$511	$839

(1)
Refer to Note 5 for further details.

NOTE 20.  BORROWINGS

(a)
Corporate Borrowings

        Brookfield Infrastructure has a $1.4 billion senior secured revolving credit facility used for general working capital including acquisitions. The $1.4 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on September 13, 2017. All obligations of Brookfield Infrastructure under the facility are guaranteed by the partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.25%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 25 basis points per annum. As at December 31, 2013, draws on the credit facility were $nil (2012: $546 million) and $99 million of letters of credit issued (2012: $92 million).

(b)
Non-Recourse Borrowings

        The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	December 31, 2013	December 31, 2012
Current	$71	$663
Non-current	5,719	6,330

Total	$5,790	$6,993

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
2014	$20	$37	$14	$—	$71
2015	31	87	—	—	118
2016	511	281	40	—	832
2017	64	41	19	—	124
2018	9	272	—	—	281
Thereafter	2,513	1,480	371	—	4,364

Total—Dec. 31, 2013	$3,148	$2,198	$444	$—	$5,790

Total—Dec. 31, 2012	$3,207	$1,994	$318	$1,474	$6,993

        The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Dec. 31, 2013	6%	6%	7%	4%	6%
Dec. 31, 2012	4%	6%	5%	3%	5%

        Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec 31, 2013	Local Currency		Dec 31, 2012	Local Currency
Australian dollars	$2,835	AUD	$3,179	$2,714	AUD	$2,611
British pounds	1,444	GBP	872	1,387	GBP	854
U.S. dollars	190	USD	190	1,629	USD	1,629
Chilean Unidad de Fomento(1)	683	UF	16	754	UF	16
Canadian dollars	432	CAD	459	333	CAD	330
Colombian Peso	206	COP	398,631	176	COP	311,176

(1)
Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

NOTE 21.  SUBSIDIARY PUBLIC ISSUERS

        In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd, Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the "Issuers"), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The outstanding debt securities are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure Corporation and BIP Bermuda Holdings I Limited.

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The following debt securities were issued as of December 31, 2013:

        On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

        The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

For the twelve months ended December 31, 2013	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the Partnership other than the Issuers(3)	Consolidating Adjustments(4)	Brookfield Infrastructure Consolidated
Revenue	$—	$—	$1,826	$—	$1,826
Profit (loss) from continuing operations attributable to partnership	(64)	—	382	(378)	(60)
Net income (loss) attributable to partnership(1)	(63)	—	384	(379)	(58)

For the twelve months ended December 31, 2012
Revenue	$—	$—	$1,524	$—	$1,524
Profit (loss) from continuing operations attributable to partnership	23	—	521	(496)	48
Net income (loss) attributable to partnership(1)	64	—	579	(537)	106

As at December 31, 2013
Current assets	$—	$3	$1,268	$(3)	$1,268
Non-current assets	3,711	377	14,414	(4,088)	14,414
Current liabilities	—	(3)	598	3	598
Non-current liabilities	—	(377)	11,146	(2,290)	8,479
Non-controlling interests—Redeemable Partnership units held by Brookfield	—	—	1,408	—	1,408
Non-controlling interests—in operating subsidiaries	—	—	1,419	—	1,419
As at December 31, 2012
Current assets	$—	$3	$746	$(3)	$746
Non-current assets	3,592	403	18,972	(3,995)	18,972
Current liabilities	—	3	1,291	(3)	1,291
Non-current liabilities	—	403	12,166	(1,950)	10,619
Non-controlling interest—Redeemable Partnership units held by Brookfield	—	—	1,365	—	1,365
Non-controlling interests—in operating subsidiaries	—	—	2,784	—	2,784

(1)
Includes net income (loss) attributable to non-controlling interest—Redeemable Partnership units held by Brookfield, general partner and limited partners.

(2)
Includes investments in all subsidiaries of the partnership under the equity method.

(3)
Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.

(4)
Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 22.  PREFERRED SHARES

        As at December 31, 2013, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively (2012: $5 million, $nil million and $10 million, respectively). Each preferred share is non-voting preferred and is redeemable at $25 per share (except in the case of the preferred shares issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million) together with any accrued and unpaid dividends at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions, and that entitle the holder thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2013, there are no dividends in arrears.

NOTE 23.  REVENUES

        Brookfield Infrastructure's revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2013	2012	2011
Utilities
Regulated Terminal Operation	$454	$441	$412
Electricity Transmission	62	59	44
Regulated Distribution	402	356	94
Transport
Rail	371	287	205
Ports	205	204	209
Toll Roads	108	27	—
Energy
Energy Transmission, Distribution & Storage	148	138	151
District Energy	76	12	—

	$1,826	$1,524	$1,115

NOTE 24.  INTEREST EXPENSE

US$ MILLIONS	2013	2012	2011
Interest on corporate facility	$2	$5	$5
Interest on corporate debt	11	2	—
Interest on non-recourse borrowings	344	310	242
Other financing fees	5	5	6

	$362	$322	$253

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 25.  PAYROLL EXPENSE

        The partnership has no employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel, details of the management fees paid during the year are disclosed in Note 34. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        Throughout the year, the Managing General Partner in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2013 (2012: less than $1 million, 2011: less than $1 million).

        For the year ended December 31, 2013, payroll expense, including benefits at Brookfield Infrastructure's subsidiaries was $208 million (2012: $175 million; 2011: $169 million).

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 26.  NON-WHOLLY OWNED SUBSIDIARIES

        The following tables present summarized accounts for non-wholly owned subsidiaries of the partnership; the captions have been presented based on the portion attributable to the partnership and non-controlling interest.

	As at December 31, 2013
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$62	$2,732	$(209)	$(1,720)	$(170)	$695
Australian regulated terminal operation	42	2,408	$(25)	(2,043)	(112)	$270
New England electricity transmission operation	5	221	(7)	(176)	(34)	9
Colombian regulated distribution operation	125	744	(30)	(475)	(301)	63
Transport
U.K. port operation	62	816	(59)	(464)	(147)	208
Chilean toll roads	117	1,283	(60)	(733)	(294)	313
Energy
North American gas storage operation	8	119	(2)	(49)	(64)	12
Canadian district energy operation	87	560	(20)	(336)	(218)	73
U.S. district energy operation	6	142	(2)	(40)	(64)	42
Corporate & Other
Holding LP	649	63	(154)	(123)	(15)	420

Total	$1,163	$9,088	$(568)	$(6,159)	$(1,419)	$2,105

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	As at December 31, 2012
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$82	$2,415	$(172)	$(1,881)	$—	$444
Australian regulated terminal operation	71	2,765	(67)	(2,263)	(147)	359
New England electricity transmission operation	5	211	(7)	(179)	(23)	7
Colombian regulated distribution operation	142	752	(52)	(441)	(331)	70
Transport
U.K. port operation	65	771	(57)	(478)	(124)	177
Chilean toll roads	122	1,424	(72)	(817)	(318)	339
Energy
North American gas storage operation	2	131	(2)	(68)	(49)	14
Canadian district energy operation	13	561	(116)	(165)	(219)	74
Timber
U.S. freehold timberlands	39	3,253	(463)	(1,362)	(1,033)	434
Canadian freehold timberlands	51	1,081	(15)	(415)	(527)	175
Corporate & Other
Holding LP	15	61	(136)	(591)	(13)	(664)

Total	$607	$13,425	$(1,159)	$(8,660)	$(2,784)	$1,429

(1)
Attributable to non-controlling interest—Redeemable Partnership units held by Brookfield, general partner and limited partners.

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Twelve Months Ending December 31, 2013
		Attributable to non-controlling interest			Attributable to unitholders
	Total	Net Income	Other Comprehensive Income		Net Income (loss)	Other Comprehensive Income (loss)
US$ MILLIONS	Revenue			Distributions
Utilities
U.K. regulated distribution operation	$266	$21	$43	$11	$61	$128
Australian regulated terminal operation	402	20	(26)	29	50	(64)
New England electricity transmission operation	23	3	10	3	1	4
Colombian regulated distribution operation	189	3	16	50	1	3
Transport
U.K. port operation	205	12	14	3	17	20
Chilean toll roads	108	5	(30)	—	6	(30)
Energy
North American gas storage operation	16	13	(3)	15	3	(1)
Canadian district energy operation	76	3	7	10		(2)
U.S. district energy operation	2	—	(1)			—
Timber
U.S. freehold timberlands	278	40	10	29	51	4
Canadian freehold timberlands	27	3	(2)	6	5	(3)
Corporate & Other
Holding LP	—	—	—	—	(139)	(38)

Total	$1,592	$123	$38	$156	$56	$21

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Twelve Months Ending December 31, 2012
		Attributable to non-controlling interest			Attributable to unitholders
	Total	Net Income (loss)	Other Comprehensive Income (loss)		Net Income (loss)	Other comprehensive Income (loss)
US$ MILLIONS	Revenue			Distributions
Utilities
Australian regulated terminal operation	$441	$18	$(1)	$48	$45	$(2)
New England electricity transmission operation	23	(6)	19	2	(2)	6
Colombian regulated distribution operation	188	21	50	—	5	10
Transport
U.K. port operation	204	8	3	3	11	5
Chilean toll roads	27	4	(4)	—	9	(3)
Energy
North American gas storage operation	11	(5)	(1)	4	(1)	—
Canadian district energy operation	13	(1)	2	—	—	1
U.S. district energy operation	—	—	—	—	—	—
Timber
U.S. freehold timberlands	242	123	2	37	52	1
Canadian freehold timberlands	236	10	(3)	—	6	(3)
Corporate & Other
Holding LP	—	13	—	—	(64)	(52)

Total	$1,385	$185	$67	$94	$61	$(37)

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Twelve Months Ending December 31, 2011
		Attributable to non-controlling interest			Attributable to unitholders
	Total	Net Income (loss)	Other Comprehensive Income (loss)		Net Income (loss)	Other Comprehensive Income (loss)
US$ MILLIONS	Revenue			Distributions
Utilities
Australian regulated terminal operation	$412	$28	$(5)	$52	$28	$(14)
New England electricity transmission operation	8	(23)	(4)	—	(23)	(2)
Transport
U.K. port operation	209	27	(4)	9	27	(5)
Chilean toll roads	—	—	—	—	—	—
Timber
U.S. freehold timberlands	249	180	2	56	180	1
Canadian freehold timberlands	272	41	(9)	25	41	(5)
Corporate & Other
Holding LP	1	—	—	—	—	(39)

Total	$1,151	$253	$(20)	$142	$253	$(64)

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Cash Flow Activities
	Twelve months ending December 31, 2013			Twelve months ending December 31, 2012
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$159	$(155)	$(8)	$70	$160	$(231)
Australian regulated terminal operation	110	(36)	(103)	153	(9)	(120)
New England electricity transmission operation	8	—	(8)	6	—	(7)
Colombian regulated distribution operation	33	(10)	(18)	56	35	(10)
Transport
U.K. port operation	30	(15)	(17)	23	(4)	(11)
Chilean toll roads	29	5	(26)	4	69	(4)
Energy
North American gas storage operation	6	18	(19)	6	(4)	(2)
Canadian district energy operation	31	(25)	70	4	(2)	—
U.S. district energy operation	3	—	—	—	—	—
Timber
U.S. freehold timberlands	41	(25)	(41)	60	(7)	(52)
Canadian freehold timberlands	17	(15)	(8)	(3)	1	—
Corporate & Other
Holding LP	(1)	242	28	(29)	(1,497)	1,451

Total	$466	$(16)	$(150)	$350	$(1,258)	$1,014

	Cash Flow Activities
	Twelve months ending December 31, 2011
US$ MILLIONS	Operating	Investing	Financing
Utilities
Australian regulated terminal operation	$133	$(26)	$(148)
New England electricity transmission operation	3	5	(7)
Transport
U.K. port operation	33	(32)	(2)
Timber
U.S. freehold timberlands	74	(6)	(80)
Canadian freehold timberlands	35	6	(42)
Corporate & Other
Holding LP	(48)	(357)	479

Total	$230	$(410)	$200

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 27.  INCOME TAXES

        The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

(a)
Deferred Income Tax Balances

        The sources of deferred income tax balances are as follows:

US$ MILLIONS	2013	2012
Deferred income tax assets
Tax losses carried forward	$213	$293
Financial instruments and other	286	248

	$499	$541

Deferred income tax liabilities
Property, plant and equipment, investment properties and standing timber	$(1,037)	$(1,680)
Intangible assets	(633)	(683)

	$(1,670)	$(2,363)

Net deferred income tax liabilities	$(1,171)	$(1,822)

Reflected in the balance sheet as follows
Deferred tax assets	$124	$142
Deferred tax liabilities	(1,295)	(1,964)

Net deferred income tax liabilities	$(1,171)	$(1,822)

        The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1 2013	Net Income	OCI	Other(1)	Acquisitions/ Dispositions	Dec. 31 2013
Deferred tax assets related to non-capital losses and capital losses	$293	$(9)	$—	$(16)	$(55)	$213
Deferred tax liabilities related to differences in tax and book basis, net	(2,115)	(14)	(178)	88	835	(1,384)

Net deferred tax liabilities	$(1,822)	$(23)	$(178)	$72	$780	$(1,171)

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

		Recognized in
US$ MILLIONS	Jan. 1 2012	Net Income	OCI	Other(1)	Acquisitions/ Dispositions	Dec. 31 2012
Deferred tax assets related to non-capital losses and capital losses	$153	$67	$(11)	$—	$84	$293
Deferred tax liabilities related to differences in tax and book basis, net	(1,308)	(97)	(150)	(20)	(540)	(2,115)

Net deferred tax liabilities	$(1,155)	$(30)	$(161)	$(20)	$(456)	$(1,822)

(1)
Other items relates to foreign exchange as deferred taxes are calculated based on the functional currency of each operating entity.

        Of the $23 million (2012: $30 million) of deferred tax expense recognized in the Consolidated Statements of Operating Results, $24 million (2012: $72 million) of the deferred tax expense was presented as a component of discontinued operations in the financial statements, representing a deferred tax recovery of $1 million (2012: $42 million).

        The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $603 million (2012: $613 million). Of the $603 million deductible temporary differences not recognized, $425 million (2012: $468 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $178 million (2012: $145 million) relates to non-capital losses, of which $59 million (2012: $59 million) expires between 2024 to 2030 and $119 million (2012: $86 million) that carries forward indefinitely and have no expiry dates.

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(b)
Income Tax Recognized in Profit or Loss

        The major components of income tax expense include the following:

US$ MILLIONS	2013	2012	2011
Tax expense (benefit) comprises:
Current income tax expense	$3	$12	$2
Deferred income tax expense (benefit)
Origination and reversal of temporary differences	49	2	9
Changes in tax rates or the imposition of new taxes	(39)	(13)	(13)
Change in valuation allowances and true-up	(11)	(31)	16

Total income tax expense (benefit)	$2	$(30)	$14

Net income before income tax expense reconciles income to tax expense (recovery) as follows:
Net income before income tax	$22	$71	$165

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	3	28	48
Change in substantively enacted tax rates	(39)	(13)	(13)
Earnings from investments in associates	46	1	(7)
Non-taxable portion of loss	—	9	1
Income not assessable	(5)	(19)	(13)
Withholding taxes	—	—	3
Permanent differences and other	(3)	(36)	(5)

Income tax expense recognized in profit or loss	$2	$(30)	$14

        As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where the partnership's subsidiaries operate. The composite rate has increased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

        The partnership recognized $nil (2012: $16 million) of pre-acquisition deferred tax asset as a result of a business combination transaction that took place during the year.

        The partnership has approximately $1,738 million (2012: $1,465 million) of temporary differences associated with investments in subsidiaries and associates for which no deferred taxes have been provided.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(c)
Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2013	2012	2011
Deferred tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(185)	$(161)	$(94)
Cash flow hedges	7	6	22
Other	—	(6)	1

Total income tax expense recognized directly in other comprehensive income	$(178)	$(161)	$(71)

NOTE 28.  PARTNERSHIP CAPITAL

        Brookfield Infrastructure's capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and Redeemable Partnership Units held by Brookfield.

        Limited partnership units entitle the holder to their proportionate share of distributions.

        General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. Further, in its capacity as the general partner of the Holding LP, the general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year, the partnership paid incentive distributions of $31 million (2012: $16 million, 2011: $6 million).

        The Holding LP has issued 58.7 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units at the market price of the partnership. This right is subject to the partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the limited partnership issued by the partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership of the partnership. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.

        In March 2014, the Holding LP underwent a restructuring whereby the Holding LP's limited partnership agreement was amended to make the partnership the managing general partner of the Holding LP by redesignating the limited partner units as managing general partner units and to make the general partner a special limited partner of the Holding LP by redesignating the general partner units to special limited partner units. This change was made in order to simplify our governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP.

        There are no units reserved for issue under options or other contacts.

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(a)
General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	2013	2012	2013	2012	2013	2012
Authorized to issue
On issue at January 1	1.1	1.1	143.6	132.3	144.7	133.4
Issued for cash	—	—	6.6	11.3	6.6	11.3

On issue at December 31	1.1	1.1	150.2	143.6	151.3	144.7

	General partner		Limited partners'		Total
US$ MILLIONS	2013	2012	2013	2012	2013	2012
Opening balance	$19	$19	$2,955	$2,597	$2,974	$2,616
Share issuance	—	—	244	358	244	358

Ending balance	$19	$19	$3,199	$2,955	$3,218	$2,974

        In May 2013, Brookfield Infrastructure issued 6.6 million limited partnership units at $37.75 under our shelf registrations in the U.S. and Canada. In total, $247 million of gross proceeds were raised through the issuance and $10 million in equity issuance costs were incurred.

        In August 2012, Brookfield Infrastructure issued 11.3 million limited partnership units at $33.25 under our shelf registrations in the U.S. and Canada. In total, $370 million of gross proceeds were raised through the issuance and $15 million in equity issuance costs were incurred.

        In June 2010, we implemented a distribution reinvestment plan ("the Plan") that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued less than 1 million units for proceeds of $7 million (2012: less than 1 million units for proceeds of $3 million, 2011: less than 1 million units for less than $1 million) under the Plan.

        The weighted average number of general partnership units outstanding for the year ended December 31, 2013 was 1.1 million (2012: 1.1 million; 2011: 1.1 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2013 was 147.8 million (2012: 136.9 million; 2011: 116.5 million).

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(b)
Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2013	2012
Authorized to issue
On issue at January 1	56.1	51.7
Issued for cash	2.6	4.4

On issue at December 31	58.7	56.1

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2013	2012
Opening balance	$1,084	$942
Share issuance	94	142

Ending balance	$1,178	$1,084

        In May 2013, Brookfield Infrastructure issued 2.6 million Redeemable Partnership Units to Brookfield for proceeds of $94 million.

        In August 2012, Brookfield Infrastructure issued 4.4 million Redeemable Partnership Units to Brookfield for proceeds of $142 million.

        The weighted average number of Redeemable Partnership units outstanding for the year ended December 31, 2013 was 57.8 million (2012: 53.5 million; 2011: 44.9 million).

NOTE 29.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)
Attributable to Limited Partners'

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$153	$82	$(49)	$(36)	—	$8	$103	$261
Other comprehensive income (loss)	245	60	(8)	(17)	—	(9)	97	368

Balance at December 31, 2012	$398	$142	$(57)	$(53)	$—	$(1)	$200	$629

Other comprehensive income (loss)	254	(236)	(8)	(10)	10	(5)	111	116
Dispositions	—	—	—	—	—	—	(57)	(57)

Balance at December 31, 2013	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(b)
Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Other Reserves	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$1	$—	$—	$—	$—	$—	$1	$2
Other comprehensive income (loss)	2	1	—	(1)	—	—	1	3

Balance at December 31, 2012	$3	$1	$—	$(1)	$—	$—	$2	$5

Other comprehensive income (loss)	2	(1)	—	—	—	—	—	1

Balance at December 31, 2013	$5	$—	$—	$(1)	$—	$—	2	$6

(c)
Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Other Reserves	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2011	$75	$38	$(23)	$(17)	—	$2	$50	$125
Other comprehensive income (loss)	96	24	(1)	(7)	—	(2)	37	147

Balance at December 31, 2012	$171	$62	$(24)	$(24)	$—	$—	$87	$272

Other comprehensive income (loss)	101	(92)	(3)	(4)	4	(2)	42	46
Dispositions	—	—	—	—	—	—	(23)	(23)

Balance at December 31, 2013	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295

NOTE 30.  DISTRIBUTIONS

        For the year ended December 31, 2013, distributions to partnership unitholders were $357 million or $1.72 per partnership unit (2012: $288 million or $1.50 per unit, 2011: $218 million or $1.32 per unit).

        Additionally, incentive distributions were made to the general partner of $31 million (2012: $16 million, 2011: $4 million).

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 31.  CONTINGENT ASSETS & LIABILITIES

        Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $116 million (2012: $130 million). These guarantees are generally supported by cash on deposit with banks.

        The Partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.

NOTE 32.  CONTRACTUAL COMMITMENTS

        In the normal course of business, the partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives and network upgrades at our Australian railroad operation and committed expenditures associated with gas and electricity sales contracts at our UK regulated distribution operation. As at December 31, 2013, the Partnership had $131 million (2012: $425 million) of such commitments outstanding.

        In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to wholly owned subsidiaries of Brookfield (the "Service Provider") equal to 0.3125% per quarter (1.25% annually) of the market value of the Partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.

NOTE 33.  RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2013 was less than $1 million (2012: less than $1 million, 2011: $4 million). The discount rate used was 4.8% (2012: 4.7%, 2011: 5.0%) with an increase in the rate of compensation of 3.3% (2012: 3.3%, 2011: 3.9%).

US$ MILLIONS	2013	2012
Plan assets	$259	$227
Less accrued benefit obligation	(332)	(302)

Accrued benefit liability	$(73)	$(75)

NOTE 34.  RELATED PARTY DISCLOSURES

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

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

(a)
Transactions with the immediate parent

        Throughout the year, the Managing General Partner, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged at cost to the Partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2013 (2012: less than $1 million, 2011: less than $1 million).

(b)
Transactions with other related parties

        Since inception, Brookfield Infrastructure had a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $101 million for the year ended December 31, 2013 (2012: $86 million, 2011: $53 million).

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

        During the year, $8 million was reimbursed at cost to the Service Provider (2012: $9 million, 2011: $9 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At December 31, 2013, Brookfield Infrastructure's deposit balance with Brookfield was $262 million (2012: less than $1 million, 2011: $76 million) and earned interest of less than $1million for the year (2012: less than $1 million, 2011: less than $1 million).

        Brookfield Infrastructure's North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly owned subsidiaries of Brookfield on market terms.

        In October 2012, Brookfield Infrastructure agreed to purchase an additional 10% investment in its South American transmission operations from Brookfield for proceeds of $235 million, subject to satisfaction of customary conditions, increasing Brookfield Infrastructure's total ownership to 28%. The purchase was completed in January 2013 with an effective date of October 1, 2012. The transaction was measured at fair value, as approved by a committee of the Partnership's independent directors.

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 35.  DERIVATIVE FINANCIAL INSTRUMENTS

        Brookfield Infrastructure's activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

        The aggregate notional amount of Brookfield Infrastructure's derivative positions at December 31, 2013 and 2012 is as follows:

US$ MILLIONS	Note	Dec. 31, 2013	Dec. 31, 2012
Foreign exchange contracts	(a)	$2,174	$677
Interest rates swaps	(b)	5,503	6,040

		$7,677	$6,717

        The following table presents the change in fair values of Brookfield Infrastructure's derivative positions during the years ended December 31, 2013 and 2012:

US$ MILLIONS	Unrealized Gains During 2013	Unrealized Losses During 2013	Net Change During 2013	Net Change During 2012
Foreign exchange derivatives	$64	$(28)	$36	$(28)
Interest rate derivative	102	(122)	(20)	(71)

	$166	$(150)	$16	$(99)

(a)
Foreign Exchange

        Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2013 and 2012.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Foreign exchange contracts
Australian dollars	$866	$336	0.95	1.02
British pounds	984	221	1.60	1.60
European Union euros	148	78	1.36	1.25
New Zealand dollars	—	42	—	0.79
Canadian dollars	176	—	0.97	—

	$2,174	$677

(b)
Interest Rates

        At December 31, 2013, Brookfield Infrastructure held interest rate swap contracts having an aggregate notional amount of $5,087 million (2012: $5,632 million, 2011: $3,931 million). Brookfield

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Infrastructure has inflation linked swaps with an aggregate notional amount of $416 million (2012: $408 million, 2011: $113 million).

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying Brookfield Infrastructure's derivative instruments by term to maturity as at December 31, 2013 and the comparative notional amounts at December 31, 2012, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	Dec. 31, 2013				Dec. 31, 2012
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$436	$238	$—	$674	$420
Interest rate derivatives
Interest rate swaps	—	300	75	375	182
Interest rate caps	—	—	—	—	34
Inflation linked swap	—	—	416	416	408

	$436	$538	$491	$1,465	$1,044

Elected for hedge accounting
Foreign exchange derivatives	$1,501	$—	$—	$1,501	$257
Interest rate derivatives
Interest rate swaps	—	2,177	2,535	4,712	5,416

	$1,501	$2,177	$2,535	$6,213	$5,673

        The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2013 and 2012 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2013			2012
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$4,587	$(13)	$1	$5,416	$(29)	$(23)
Net investment hedges	1,501	(12)	—	257	(20)	—

	$6,088	$(25)	$1	$5,673	$(49)	$(23)

        The partnership settles the difference between the contracted fixed and floating rates of its interest rate swaps on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Partnership's cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

NOTE 36.  FINANCIAL RISK MANAGEMENT

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

(a)
Capital Risk Management

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2012.

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2013	2012
Subsidiary and corporate borrowings	$6,167	$7,939
Preferred shares	20	20
Cash and cash equivalents(1)	(768)	(263)

Net Debt	5,419	7,696
Total partnership capital	6,605	7,808

Total capital and net debt	$12,024	$15,504

Net debt to capitalization ratio	45%	50%

(1)
Includes marketable securities.

        The Board, along with senior management of the Service Provider, reviews Brookfield Infrastructure's capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.

        Brookfield Infrastructure manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also strives to borrow in the currency where the asset operates, where possible, in order to hedge its currency risk.

        Generally, Brookfield Infrastructure's equity strategy is to issue equity in conjunction with future acquisitions. However, Brookfield Infrastructure may also issue an amount of equity opportunistically to enhance its liquidity to pursue investments. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.

        Brookfield Infrastructure's financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions,

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Brookfield Infrastructure will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. The partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.

        As disclosed within borrowings (note 20), Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

        During the years ended December 31, 2013 and 2012, there were no breaches of any loan covenants within Brookfield Infrastructure.

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

        Brookfield Infrastructure's estimated corporate liquidity as at December 31 is as follows:

US$ MILLIONS	2013	2012
Corporate cash and financial assets(1)	$523	$2
Availability under committed credit facility(1)	1,400	855
Draws on credit facility(1)	—	(546)
Commitments under credit facility(1)	(99)	(92)

Estimated corporate liquidity(1)	$1,824	$219

(1)
Corporate level only.

        Brookfield Infrastructure's $1.4 billion committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September 2017. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2013, there were $nil draws on this facility (2012: $546 million, 2011: $nil) and $99 million was committed to letters of credit (2012: $92 million, 2011: $51 million).

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows.

Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2013 and 2012:

December 31, 2013 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$411	$26	$—	$81	$518
Interest-bearing liabilities(1)	313	341	2,261	5,681	8,596
Finance lease liabilities	4	3	8	16	31
Other financial liabilities	79	40	7	6	132
Derivative liabilities:
Net settled interest rate swaps	44	48	104	(42)	154
Net settled foreign currency exchange forward contracts	37	1	4	6	48
Net settled inflation swaps	12	64	99	244	419
Other derivative liabilities	1	—	—	20	21

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $251 million, $225 million, $622 million and $1,161 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

December 31, 2012 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$558	$101	$—	$75	$734
Interest-bearing liabilities(2)	635	2,892	1,424	3,131	8,082
Finance lease liabilities	7	9	6	26	48
Other financial liabilities	—	235	—	—	235
Derivative liabilities:
Net settled interest rate swaps	38	2	—	35	75
Net settled foreign currency exchange forward contracts	8	—	—	—	8
Net settled inflation swaps	—	—	52	285	337
Other derivative liabilities	—	—	—	39	39

(2)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $338 million, $287 million, $670 million and $1,327 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

(c)
Market Risk

        Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Infrastructure will fluctuate because of the change in market prices. Market risk includes the risk of changes in interest rates, foreign currency exchange rates and equity prices.

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

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

        The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, senior management of Brookfield Infrastructure's external service provider perform the monitoring, review and approval role and report to the Board on a regular basis.

        Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. The partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2013 the balance of the portfolio was $230 million (2012: $nil), a 10% change in the value of the portfolio would impact our equity by $23 million and result in an impact on the Consolidated Statement of Comprehensive income of $23 million.

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

        The sensitivity analyses below reflect Brookfield Infrastructure's exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 10 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assume a 10 basis point change to reflect the current methodology employed by Brookfield Infrastructure in assessing interest rate risk. Such parallel shift in the yield curve by 10 basis points would have had the following impact, assuming all other variables were held constant:

	2013		2012		2011
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$2	$(2)	$4	$(4)	$3	$(2)
Other comprehensive (loss) income	(4)	4	(14)	14	(2)	3

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

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

  •
  Brookfield Infrastructure leverages any natural hedges that may exist within its operations

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2013, 2012 and 2011:

2013 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$661	$114	$148	$—	$117	$103	$—	$125	$1,268
Non-current assets	1,367	5,375	3,769	773	1,283	935	169	743	14,414

	$2,028	$5,489	$3,917	$773	$1,400	$1,038	$169	$868	$15,682

Liabilities:
Current liabilities	$163	$81	$234	$—	$60	$30	$—	$30	$598
Non-current liabilities	622	3,715	2,382	—	733	552	—	475	8,479

	785	3,796	2,616	—	793	582	—	505	9,077

Non-controlling interest — in operating subsidiaries	112	118	317	—	292	281	—	299	1,419
Non-controlling interest — Redeemable Partnership Units held by Brookfield	307	428	267	210	85	48	46	17	1,408

Net investment	$824	$1,147	$717	$563	$230	$127	$123	$47	$3,778

2012 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	NZD	Total
Assets:
Current assets	$112	$174	$174	$—	$122	$22	$—	$142	$—	$746
Non-current assets	5,698	5,913	3,349	335	1,425	969	147	752	384	18,972

	$5,810	$6,087	$3,523	$335	$1,547	$991	$147	$894	$384	$19,718

Liabilities:
Current liabilities	$622	$167	$256	$—	$71	$123	$—	$52	$—	$1,291
Non-current liabilities	2,754	3,763	2,474	—	817	370	—	441	—	10,619

	3,376	3,930	2,730	—	888	493	—	493	—	11,910

Non-controlling interest — in operating subsidiaries	1,596	147	124	—	319	267	—	331	—	2,784
Non-controlling interest — Redeemable Partnership Units held by Brookfield	228	546	182	91	92	63	40	19	104	1,365

Net investment	$610	$1,464	$487	$244	$248	$168	$107	$51	$280	$3,659

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

2011 US$ MILLIONS	USD	AUD	GBP	CLP	CAD	EUR	NZD	Total
Assets:
Current assets	$197	$149	$129	$—	$3	$—	$—	$478
Non-current assets	5,114	5,280	1,539	159	261	142	296	12,791

	$5,311	$5,429	$1,668	$159	$264	$142	$296	$13,269

Liabilities:
Current liabilities	$91	$150	$167	$—	$4	$—	$114	$526
Non-current liabilities	2,374	3,283	1,064	—	133	—	—	6,854

	2,465	3,433	1,231	—	137	—	114	7,380

Non-controlling interest — in operating subsidiaries	1,389	177	117	—	—	—	—	1,683
Non-controlling interest — Redeemable Partnership Units held by Brookfield	393	490	86	43	34	38	49	1,133

Net investment	$1,064	$1,329	$234	$116	$93	$104	$133	$3,073

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

	Impact on Net Income
	2013		2012		2011
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$(5)	$5	$(2)	$2	$(1)	$1
USD/AUD	15	(15)	(10)	10	—	—
USD/EUR	1	(1)	(3)	3	(2)	2
USD/GBP	(3)	3	—	—	5	(5)
USD/BRL	1	(1)	—	—	—	—
USD/COP	—	—	—	—	—	—
USD/CLP	(1)	1	2	(2)	—	—
USD/CDN	(1)	1	2	(2)	1	(1)

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Impact on Partnership Capital
	2013		2012		2011
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$—	$—	$25	$(25)	$16	$(16)
USD/AUD	71	(71)	111	(111)	166	(166)
USD/EUR	2	(2)	3	(3)	7	(7)
USD/GBP	—	—	24	(24)	10	(10)
USD/CLP	31	(31)	25	(25)	16	(16)
USD/COP	6	(6)	5	(5)	—	—
USD/BRL	77	(77)	24	(24)	—	—
USD/CDN	—	—	17	(17)	13	(13)
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

        Brookfield Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Consolidated Statements of Financial Position.

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

NOTE 37.  SEGMENT INFORMATION

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker ("CODM") in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("Adjusted EBITDA"), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(933)	$551	$(83)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	491	(287)	44	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(442)	264	(39)
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	156	(108)	13	(362)

FFO	377	326	70	(91)	682	(269)	143	(8)
Depreciation and amortization	(147)	(183)	(70)	—	(400)	163	(92)	—	(329)
Impairment charge	—	—	(275)	—	(275)	275	—	—	—
Deferred taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	56	(2)	(49)	(55)
Share of losses from associates	—	—	—	—	—	(217)	—	—	(217)
Income from discontinued operations net of tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(2)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

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

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest
FOR THE YEAR ENDED DECEMBER 31, 2012 US$ MILLIONS								Discontinued Operations	As per IFRS financials on F-7(1)
	Utilities	Transport	Energy	Other	Total
Revenues	$774	$738	$316	$143	$1,971	$(726)	$422	$(143)	$1,524
Costs attributed to revenues	(305)	(463)	(172)	(95)	(1,035)	403	(229)	95	(766)
General and administrative costs	—	—	—	(95)	(95)	—	—	—	(95)

Adjusted EBITDA	469	275	144	(47)	841	(323)	193	(48)
Other income (expense)	6	(1)	2	7	14	3	(7)	(2)	8
Interest expense	(167)	(106)	(70)	(50)	(393)	138	(95)	28	(322)

FFO	308	168	76	(90)	462	(182)	91	(22)
Depreciation and amortization	(123)	(118)	(59)	—	(300)	122	(52)	—	(230)
Impairment charge	—	(16)	—	—	(16)	16	—	—	—
Deferred taxes	11	(2)	31	(3)	37	(31)	14	22	42
Mark-to-market on hedging items	(10)	(2)	(17)	(21)	(50)	15	(14)	—	(49)
Valuation (losses) gains and other	(75)	3	(31)	76	(27)	59	14	(58)	(12)
Share of earnings from associates	—	—	—	—	—	1	—	—	1
Income from discontinued operations net of tax	—	—	—	—	—	—	—	190	190
Net income attributable to non-controlling interest	—	—	—	—	—	—	(53)	(132)	(185)

Net income (loss) attributable to partnership(2)	$111	$33	$—	$(38)	$106	$—	$—	$—	$106

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest
FOR THE YEAR ENDED DECEMBER 31, 2011 US$ MILLIONS								Discontinued Operations	As per IFRS financials on F-7(1)
	Utilities	Transport	Energy	Other	Total
Revenues	$644	$640	$311	$155	$1,750	$(694)	$214	$(155)	$1,115
Costs attributed to revenues	(226)	(460)	(168)	(95)	(949)	403	(110)	95	(561)
General and administrative costs	—	—	—	(61)	(61)	—	—	—	(61)

Adjusted EBITDA	418	180	143	(1)	740	(291)	104	(60)
Other income (expense)	6	—	—	4	10	2	6	(1)	17
Interest expense	(149)	(82)	(74)	(53)	(358)	128	(51)	28	(253)

FFO	275	98	69	(50)	392	(161)	59	(33)
Depreciation and amortization	(91)	(58)	(54)	—	(203)	96	(19)	—	(126)
Deferred taxes	(11)	(15)	16	(63)	(73)	(2)	(1)	64	(12)
Mark-to-market on hedging items	(12)	—	(3)	(11)	(26)	9	(18)	—	(35)
Valuation (losses) gains and other	2	(1)	(5)	101	97	(18)	12	(100)	(9)
Share of earnings from associates	—	—	—	—	—	76	—	—	76
Income from discontinued operations net of tax	—	—	—	—	—	—	—	289	289
Net income attributable to non-controlling interest	—	—	—	—	—	—	(33)	(220)	(253)

Net income attributable to partnership(2)	$163	$24	$23	$(23)	$187	$—	$—	$—	$187

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

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure's Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment for the years under review:

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$5,525	$4,412	$1,849	$895	$12,681	$(2,072)	$6,530	$2,579	$19,718

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

Geographic Information

Revenues from external customers

US$ MILLIONS	2013	2012	2011
Australia	$818	$763	$646
United Kingdom	556	465	425
Canada	131	58	36
United States of America	24	23	8
Colombia	189	188	—
Chile	108	27	—

	$1,826	$1,524	$1,115

        Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure's total revenues.

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

Non-current Assets(1)

US$ MILLIONS	2013	2012
North and South America	$5,179	$8,562
Australasia	5,127	6,472
Europe	3,806	3,683

	$14,112	$18,717

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, standing timber, investments in associates, goodwill, investment properties and other non-current assets.

NOTE 38.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year Ended December 31,
US$ MILLIONS	2013	2012	2011
Interest paid	$334	$360	$312
Income taxes paid	25	$11	$5

        Amounts paid and received for interest were reflected as operating cash flows in the consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the consolidated Statements of Cash Flow depending upon the nature of the underlying transaction.

        Details of "Changes in non-cash working capital, net" on the Statements of Cash Flows are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2013	2012	2011
Accounts receivable	$30	$(61)	$(11)
Prepayments and other	(4)	(99)	(53)
Accounts payable and other	(45)	316	45

Changes in non-cash working capital, net	$(19)	$156	$(19)

NOTE 39.  SUBSEQUENT EVENTS

a)
South American rail and port logistics businesses

        Brookfield Infrastructure has signed definitive agreements to acquire an 11% stake in South American rail and port logistics businesses through a Brookfield Infrastructure fund for approximately $350 million. Brookfield Infrastructure will have significant influence through Brookfield's position in the business. Accordingly, Brookfield Infrastructure will equity account for the entity. Completion of this transaction is expected to occur in the first half of 2014, subject to customary closing conditions.

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012

b)
North American container terminals

        In March 2014, Brookfield Infrastructure closed the acquisition of a 20% stake in a U.S. based port operator that owns gateway container terminals located in the ports of Los Angeles and Oakland through a Brookfield Infrastructure fund. Brookfield Infrastructure has significant influence through Brookfield's position in the joint venture. Accordingly, Brookfield Infrastructure would equity account for the entity.

        Subsequent to year end, Brookfield Infrastructure signed definitive agreements to acquire a 20% stake in a container terminal located in the port of New York/New Jersey through a Brookfield Infrastructure fund. Brookfield Infrastructure will have significant influence through Brookfield's position in the joint venture. Accordingly, Brookfield Infrastructure will equity account for these entities. Completion of the transaction is expected to occur in the first half of 2014, subject to customary closing conditions.

Brookfield Infrastructure F-87

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
4.C ORGANIZATIONAL STRUCTURE
4.D PROPERTY, PLANT AND EQUIPMENT
ITEM 4A. UNRESOLVED STAFF COMMENTS
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS AND SENIOR MANAGEMENT
6.A DIRECTORS AND SENIOR MANAGEMENT
6.B COMPENSATION
6.C BOARD PRACTICES
6.D EMPLOYEES
6.E SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A MAJOR SHAREHOLDERS
7.B RELATED PARTY TRANSACTIONS
7.C INTEREST OF EXPERTS AND COUNSEL
ITEM 8. FINANCIAL INFORMATION
8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
8.B SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
9.A PRICING HISTORY
9.B PLAN OF DISTRIBUTION
9.C MARKET
9.D SELLING SHAREHOLDERS
9.E DILUTION
9.F EXPENSES OF THE ISSUE
ITEM 10. ADDITIONAL INFORMATION
10.A SHARE CAPITAL
10.B MEMORANDUM AND ARTICLES OF ASSOCIATION
10.C MATERIAL CONTRACTS
10.D EXCHANGE CONTROLS
10.E TAXATION
10.F DIVIDENDS AND PAYING AGENTS
10.G STATEMENT BY EXPERTS
10.H DOCUMENTS ON DISPLAY
10.I SUBSIDIARY INFORMATION
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
ITEM 16H. MINE SAFETY DISCLOSURES
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURE
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. INDEX TO FINANCIAL STATEMENTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. CONSOLIDATED STATEMENTS OF CASH FLOWS
BROOKFIELD INFRASTRUCTURE PARTNERS L.P. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012