Form 20-F
period 2014-12-31
Brookfield Infrastructure Partners L.P.
filed 2015-03-18
CIK 1406234

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on March 17, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2014
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

150,318,306 Limited Partnership Units as of December 31, 2014

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2014.

        Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "Brookfield Infrastructure", "we", "us" and "our" refer to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and the operating entities (as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, all references to "C$" or "CAD" are to Canadian dollars, all references to "A$" or "AUD" are to Australian dollars, all references to "CLP" are to Chilean pesos, all references to "COP" are to Colombian pesos, all references to "reais", "BRL" or "R$" are to Brazilian reais and all references to "UF" are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. In addition, all references to "£" or "GBP" are to pound sterling, all references to "NZD" are to New Zealand dollars, all references to "€" or "EUR" are to Euros, and unless the context suggests otherwise, references to:

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

  •
  our "communications infrastructure operations" are to our interest in communication tower infrastructure operations (subject to completion), as described in Item 4.B "Business Overview—Current Operations—Communications Infrastructure Operations—Overview";

  •
  our "energy operations" are to our interest in North American gas transmission operations in the U.S., European energy distribution operations in the Channel Islands and Isle of Man, Australian energy distribution operation, U.S. and Canadian natural gas storage operations and U.S. and Canadian district energy operations, as described in Item 4.B "Business Overview—Current Operations—Energy Operations—Overview";

  •
  the "managing general partner" are to our partnership in its capacity as managing general partner of the Holding LP;

  •
  "Holding Entities" are to the subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

  •
  the "Holding LP" are to Brookfield Infrastructure L.P.;

  •
  the "Infrastructure General Partner" are to Brookfield Infrastructure Special GP Limited, which serves as the general partner of the Infrastructure Special LP;

  •
  the "Infrastructure Special LP" are to Brookfield Infrastructure Special L.P., which is a special limited partner of the Holding LP;

  •
  "Licensing Agreements" are to the licensing agreements described in Item 7.B "Related Party Transactions—Licensing Agreements";

  •
  our "Limited Partnership Agreement" are to the second amended and restated limited partnership agreement of our partnership, as amended from time to time;

Brookfield Infrastructure 1

  •
  our "General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Master Services Agreement" are to the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients, Brookfield Asset Management Inc., the Service Provider and others, as described in Item 6.A "Directors and Senior Management—Our Master Services Agreement";

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

  •
  the "Redemption-Exchange Mechanism" are to the mechanism by which Brookfield may request redemption of its limited partnership interests in the Holding LP in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for units of our partnership, as more fully set forth in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism";

  •
  "Redeemable Partnership Unit" is a unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Units";

  •
  "Relationship Agreement" are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc., as described in Item 7.B "Related Party Transactions—Relationship Agreement";

  •
  the "Service Provider" are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

  •
  "Service Recipients" are to our partnership, the Holding LP and certain of the Holding Entities;

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

  •
  our "transport operations" are to our interests in Australian rail operations, port operations in the U.S., the UK, and in Europe, toll road operations in Chile and Brazil and Brazilian rail operations, as described in Item 4.B "Business Overview—Our Operations—Transport—Overview";

  •
  our "units" are to the limited partnership units in our partnership other than the preferred units, references to our "preferred units" are to preferred limited partnership units in our

2 Brookfield Infrastructure

    partnership and references to our "unitholders" and "preferred unitholders" are to the holders of our units and preferred units, respectively;

  •
  "Class A Preferred Units", "Series 1 Preferred Units" and "Series 2 Preferred Units" are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1 and cumulative class A preferred limited partnership units, series 2, in our partnership, respectively;

  •
  our "utilities operations" refer to our interests in Australian regulated terminal operation, South American electricity transmission operation in Chile and distribution operation in Colombia, North American electricity transmission operations in Canada and U.S., Australian energy distribution operation, and European energy distribution operation in the UK, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

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

  •
  future sales and issuances of our units or preferred units, or the perception of such sales or issuances, could depress the trading price of our units or preferred units;

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

Brookfield Infrastructure 3

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

  •
  labour disruptions and economically unfavourable collective bargaining agreements;

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

4 Brookfield Infrastructure

  •
  the lack of an obligation of Brookfield to source acquisition opportunities for us;

  •
  our dependence on Brookfield and its professionals;

  •
  interests in our General Partner may be transferred to a third party without unitholder or preferred unitholder consent;

  •
  Brookfield may increase its ownership of our partnership;

  •
  our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders or preferred unitholders;

  •
  conflicts of interest between our partnership, our preferred unitholders and our unitholders, on the one hand, and Brookfield, on the other hand;

  •
  our arrangements with Brookfield may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties;

  •
  our General Partner may be unable or unwilling to terminate the Master Services Agreement;

  •
  the limited liability of, and our indemnification of, the Service Provider;

  •
  our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

  •
  market price of our units and preferred units may be volatile;

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

        We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards ("IFRS") as issued by

Brookfield Infrastructure 5

the International Accounting Standards Board ("IASB"). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. See Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

AFFO

        In addition, we use adjusted funds from operations ("AFFO") as a measure of long-term sustainable cash flow.

        We define AFFO as FFO less maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. See Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

Adjusted EBITDA

        In addition to FFO and AFFO, we focus on "adjusted EBITDA", which we define as FFO excluding the impact of interest expense, cash taxes and other cash income or expenses. Like FFO, adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. See Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for more information on this measure, including a reconciliation to the most directly comparable IFRS measure.

6 Brookfield Infrastructure

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS	2014	2013	2012	2011	2010
Statements of Operating Results—Key Metrics
Revenue	$1,924	$1,826	$1,524	$1,115	$280
Direct operating costs	(846)	(823)	(766)	(561)	(172)
General and administrative expenses	(115)	(110)	(95)	(61)	(35)
Depreciation and amortization expense	(380)	(329)	(230)	(126)	(27)
Interest expense	(362)	(362)	(322)	(253)	(59)
Share of earnings from investments in associates	58	56	12	54	41
Mark-to-market on hedging items	38	19	(49)	(35)	—
Gain on sale of associates	—	53	—	—	—
Other (expenses) income	(1)	(35)	8	10	376
Income before income tax	316	295	82	143	404
Current Income tax (expense) recovery	(30)	(3)	(12)	(2)	(5)
Deferred Income tax (expense) recovery	(49)	1	42	(12)	4
Net income from continuing operations	237	293	112	129	403
(Loss) income from discontinued operations(1)	(8)	(228)	179	311	70
Net income	229	65	291	440	473
Net income (loss) attributable to partnership(2)	184	(58)	106	187	430
Net income (loss) per limited partnership unit	0.67	(0.43)	0.47	1.13	3.91
Funds from operations (FFO)(3)	724	682	462	392	197
Per unit FFO(4)	3.45	3.30	2.41	2.41	1.79
Per unit distributions	1.92	1.72	1.50	1.32	1.10

(1)
The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for the comparative periods. Our Canadian and U.S. freehold timberlands were disposed of in the second and third quarter of 2013, respectively. During the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in the North American natural gas transmission business which has since been classified as a discontinued operation.

(2)
Net income (loss) attributable to partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(3)
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Please see Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a discussion of FFO and its limitations as a measure of our operating performance.

(4)
During 2014, on average there were 210.1 million units outstanding (2013: 206.7 million, 2012: 191.5 million, 2011: 162.5 million, 2010: 109.9 million).

Brookfield Infrastructure 7

	As of December 31,
MILLIONS	2014	2013	2012	2011	2010
Statements of Financial Position Key Metrics
Cash and cash equivalents	$189	$538	$263	$153	$154
Total assets	16,495	15,682	19,718	13,269	13,352
Corporate borrowings	588	377	946	—	18
Non-recourse borrowings	6,221	5,790	6,993	4,885	4,575
Partnership capital—attributable to limited partners	3,533	3,751	3,632	3,049	2,461
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,321	1,408	1,365	1,133	887
Non-controlling interest—in operating subsidiaries	1,444	1,419	2,784	1,683	1,552
Partnership capital—attributable to general partner	24	27	27	24	23

        The following table reconciles FFO, a non-IFRS financial metric, to the most directly comparable IFRS measure, which is net income (loss):

	For the Year Ended December 31
MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2014	2013	2012	2011	2010
Net income (loss) attributable to partnership(2)	$184	$(58)	$106	$187	$430
Add back or deduct the following:
Depreciation and amortization	481	400	300	203	132
Impairment charge	—	275	16	—	—
Deferred income taxes	(2)	65	(37)	73	11
Gain on sale of associate	—	(53)	—	—	—
Mark-to-market on hedging items	(39)	(7)	50	26	1
Valuation losses (gains) and other	100	60	27	(97)	(377)

FFO	$724	$682	$462	$392	$197

(1)
Please see Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a detailed reconciliation of Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results.

(2)
Net income (loss) attributable to partnership includes net income (loss) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

3.B   CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

3.D    RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this annual report on Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our units and preferred units would likely suffer.

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

        Our partnership is a holding entity and its sole material asset is its managing general partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and preferred units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP's credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.

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

        While we plan to review our partnership's distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in February 2011, February 2012, February 2013, February 2014 and February 2015, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.

         Future sales or issuances of our units or preferred units in the public markets, or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.

        The sale or issuance of a substantial number of our units, preferred units or other equity related securities of our partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. We cannot predict the effect that future sales or issuances of our units, preferred units or other equity-related securities would have on the market price of our units or preferred units.

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

        The Investment Company Act (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen which causes our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of our Limited Partnership Agreement or the termination of our partnership, any of which could materially adversely affect the value of our units and preferred units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units and preferred units.

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

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our business of approximately 28.1% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders.

         Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units and preferred units.

        Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us

12 Brookfield Infrastructure

to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units and preferred units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors' perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

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

        For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our UK regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the UK; and the devaluation and volatility of global stock markets could materially impact the valuation of our units and preferred units. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil were to continue, our operations and the trading price of our units and preferred units may be further adversely impacted.

         Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.

        Some of our operations are critically linked to the transport or production of key commodities. For example, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore for steel production and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are finite and in some cases contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long term and

Brookfield Infrastructure 13

sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.

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

        Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our South American electricity transmission operations and toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation, our Australian distribution operations and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

        For example, our regulated energy distribution businesses generate revenue based on the volume transmitted through their systems. Weather that deviates materially from normal conditions could impact these businesses. A number of our businesses may be adversely impacted by extreme weather. Our Australian rail operation transports grain on its system, for which it is contracted on a volume basis. A drought could have a material negative impact on revenue from grain transportation.

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

         Performance of our operating entities may be harmed by future labour disruptions and economically unfavourable collective bargaining agreements.

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

        Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non- regulated assets may significantly and negatively change the economics of these businesses and the

16 Brookfield Infrastructure

value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission ("FERC") saw a significant reduction in annual cashflow expectations of our North American gas transmission operations.

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

18 Brookfield Infrastructure

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

Brookfield Infrastructure 19

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

        Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquidated damages regime applies in respect of some of the expansion of works at our Brazilian toll road business.

         Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which will reduce Brookfield's and our control over our operations and may subject us to additional obligations.

        Brookfield has structured some of our current operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co- sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

        Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise sole control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

        In addition, because some of our current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide

20 Brookfield Infrastructure

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

        Our business places significant reliance on information and other technology. This technology includes our computer systems used for information, processing, administrative and commercial operations and the operating plant and equipment used by our assets, including that on our toll roads, in our electricity transmission systems, coal terminal operations, ports, rail networks, and by our electricity and gas distribution companies. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and

Brookfield Infrastructure 21

embedded systems of key business partners and regulatory agencies are also important to our operations. Our business relies on this technology functioning as intended.

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

        Furthermore, our communications infrastructure operations rely for their continued viability on the ongoing demand for tower infrastructure, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies.

         Many of our operations depend on relevant contractual arrangements.

        Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our South American electricity transmission operations in 2014. As this accounts for a majority of its cash flow, our South American electricity transmission operations could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several commercial track access agreements to provide access to our rail network for the haulage of iron ore. The largest of these contracts currently accounts for a significant portion of forecast adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.

        We endeavor to minimize risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take or pay' arrangements), however it is possible that the take-or-pay arrangements may not be fully effective. In addition, the contract terms are finite and in some cases the contracts contain termination or suspension rights for the benefit of the customer.

        Certain of our assets with revenues contracted under contracts will be subject to re-contracting risk in the future. We cannot provide assurance that we will be able to re-negotiate these contracts once their terms expire, or that even if we are able to do so, that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

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

22 Brookfield Infrastructure

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

        Brookfield is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner's

Brookfield Infrastructure 23

directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. Our partnership and the Holding LP do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

         The control of our General Partner may be transferred to a third party without unitholder or preferred unitholder consent.

        Our General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders or preferred unitholders. Furthermore, at any time, the shareholder of our General Partner may sell or transfer all or part of its shares in our General Partner without the approval of our unitholders or preferred unitholders. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership's policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership's capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our General Partner would have on the trading price of our units and preferred units or our partnership's ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner's intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership's business, financial condition and results of operations may suffer.

         Brookfield may increase its ownership of our partnership and the Holding LP relative to other unitholders.

        Brookfield holds approximately 28.5% of the issued and outstanding interests in the Holding LP through a 0.5% special limited partnership interest and a 28% redeemable limited partnership interest. The redeemable limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 28.1% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism". Brookfield currently owns approximately 0.03% of our issued and outstanding units.

        Our Infrastructure Special LP may also reinvest incentive distributions in exchange for units of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions." In addition, Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan, with the result that Brookfield

Brookfield Infrastructure 25

will receive additional units of the Holding LP. Additional units of the Holding LP acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism". Brookfield may also purchase additional units of our partnership in the market. Any of these events may result in Brookfield increasing its ownership of our partnership and the Holding LP above 50%.

         Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

        In addition, the Bermuda Limited Partnership Act of 1883 ("Bermuda Limited Partnership Act"), under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act ("Canada Business Corporations Act"), impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our General Partner owes any such fiduciary duties to our partnership, our preferred unitholders and unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our preferred unitholders and unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

        In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our General Partner to engage in activities that may

26 Brookfield Infrastructure

compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. See Item 7.B. "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

         Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.

        Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership, our preferred unitholders and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B "Related Party Transactions".

        In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of the Holding LP exceed specified target levels as set forth in the Holding LP's limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A "Directors and Senior Management—Management Fee" and Item 7.B "Related Party Transactions—Incentive Distributions". This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.

        Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favourable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favourable to us or our unitholders and preferred unitholders. Also, through Brookfield's ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our business of approximately 28.1% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

Brookfield Infrastructure 27

         Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties.

        The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our General Partner's independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield's ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our Limited Partnership Agreement, persons who acquire our units or preferred units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our Limited Partnership Agreement or any duty stated or implied by law or equity.

         Our General Partner may be unable or unwilling to terminate the Master Services Agreement.

        The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. Our General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider's performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership's rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B "Related Party Transactions—Relationship Agreement" and Item 7.B "Related Party Transactions—Licensing Agreements".

         The liability of the Service Provider is limited under our arrangements with it and we have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

        Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of our General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under the Master Services Agreement is similarly limited, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising

28 Brookfield Infrastructure

from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to our partnership, our unitholders and preferred unitholders.

Risks Relating to Our Units and Preferred Units

         Our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.

        Under our Limited Partnership Agreement, our unitholders and preferred unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders and preferred unitholders do not have the right to remove our General Partner, to cause our General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our General Partner's board of directors, to remove existing directors from our General Partner's board of directors or to prevent a change of control of our General Partner. In addition, except as prescribed by applicable laws, our unitholders' and preferred unitholders consent rights apply only with respect to certain amendments to our Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. Preferred unitholders only have a right to vote under limited circumstances as described in Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement."

         The market price of our units and preferred units may be volatile.

        The market price of our units and preferred units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favourable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield's key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units.

Brookfield Infrastructure 29

         We may need additional funds in the future and we may issue additional units in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders and preferred unitholders.

        Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner's board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favourable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

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

         U.S. investors in our units and preferred units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of our General Partner and the Service Provider.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers and the experts identified in this annual report on Form 20-F are located outside of the United States. Certain of the directors and officers of our General Partner and the Service Provider reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Provider and the experts identified in this annual report on Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our General Partner and the Service Provider judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

         Canadian investors in our units and preferred units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Provider.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. Certain of the directors and officers of our General Partner and the

30 Brookfield Infrastructure

Service Provider reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Provider and the experts identified in this annual report on Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of our General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our General Partner and the Service Provider judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

         We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.

        The amount of cash we can distribute to our unitholders depends upon the amount of cash we receive from the Holding LP and, indirectly, the Holding Entities and the operating entities. The amount of cash the Holding LP, the Holding Entities and the operating entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our unitholders. Furthermore, unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of the Holding LP, the Holding Entities and the operating entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our units during periods when we record net losses.

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

Brookfield Infrastructure 31

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

        Our General Partner believes that the base management fee and any other amount that is paid to the Service Provider will be commensurate with the value of the services being provided by the Service Provider and comparable to the fees or other amounts that would be agreed to in an arm's-length arrangement. However, no assurance can be given in this regard.

        If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Holding LP or our partnership, such assertion could result in adjustments to amounts of income (or loss) allocated to our

32 Brookfield Infrastructure

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

         The U.S. Internal Revenue Service ("IRS") or Canada Revenue Agency ("CRA") may not agree with certain assumptions and conventions that our partnership uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our partnership uses to report income, gain, loss, deduction, and credit to our unitholders.

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

        The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership's gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended ("U.S. Internal Revenue Code"), and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our General Partner intends to manage our partnership's affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements, or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our partnership (or the Holding LP, as applicable), as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Partnership and the Holding LP".

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

Brookfield Infrastructure 33

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

        Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute "unrelated business taxable income" ("UBTI") to the extent allocated to a tax-exempt organization). However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our partnership nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

         If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

        Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations") generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders".

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

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company" ("PFIC"). In general, gain realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an

34 Brookfield Infrastructure

interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2015. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. Furthermore, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.

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

        The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our partnership to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our partnership's income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. In addition, our partnership's organizational documents and agreements permit our General Partner to modify our Limited Partnership Agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E "—Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—New Legislation or Administrative or Judicial Action".

         Our partnership's delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder's income tax return.

        Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder's allocable share of our

Brookfield Infrastructure 35

partnership's income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder's tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E "Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns".

         The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

        Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things; result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, our General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our partnership for U.S. federal income tax purposes. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Constructive Termination".

         Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), certain payments made or received by our partnership may be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our partnership, the Holding LP, the Holding Entities, or the operating entities, or by our partnership to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance". The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

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

36 Brookfield Infrastructure

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

        Our General Partner intends to manage the affairs of our partnership and the Holding LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our partnership or the Holding LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our partnership and the Holding LP carries on business in Canada for purposes of the Tax Act.

Brookfield Infrastructure 37

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

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of "taxable Canadian property" other than "treaty-protected property" (as defined in the Tax Act). "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be "treaty-protected property" to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either (i) "excluded property" (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP.

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are "taxable Canadian property" of the non-Canadian limited partner, unless our units are "treaty-protected property" to such non-Canadian limited partner. In general, our units will not constitute "taxable Canadian property" of any non-Canadian limited partner at the time of

38 Brookfield Infrastructure

disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property" (as defined in the Tax Act), (iii) "timber resource property" (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Units of our partnership will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. Our General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." Even if our units constitute "taxable Canadian property", our units will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute "taxable Canadian property", non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an "excluded disposition" (as discussed above). If our units constitute "taxable Canadian property", non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

         Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian limited partners who dispose of "taxable Canadian property", other than "excluded property" and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner and does not expect our partnership or the Holding LP to dispose of property that is "taxable Canadian property", but no assurance can be given in these regards.

         Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners

Brookfield Infrastructure 39

(including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention 1980 ("Treaty"), in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

        Provided that our units are listed on a "designated stock exchange" (which currently includes the Toronto Stock Exchange ("TSX") and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, and tax-free savings account ("TFSA"). However, there can be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

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

40 Brookfield Infrastructure

application of the foregoing "prohibited investment" rules having regard to their particular circumstances.

         The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this annual report on Form 20-F if our partnership or the Holding LP is a "SIFT partnership" (as defined in the Tax Act).

        Under the rules in the Tax Act applicable to a "SIFT partnership" ("SIFT Rules"), certain income and gains earned by a "SIFT partnership" will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a "taxable Canadian corporation". In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an "excluded subsidiary entity", as defined in the Tax Act) that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate" plus the "provincial SIFT tax rate" (each as defined in the Tax Act).

        A partnership will be a "SIFT partnership" throughout a taxation year if at any time in the taxation year (i) it is a "Canadian resident partnership" (as defined in the Tax Act), (ii) "investments" (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more "non-portfolio properties". For these purposes, a partnership will be a "Canadian resident partnership" at a particular time if (a) it is a "Canadian partnership" (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A "Canadian partnership" for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are "Canadian partnerships".

        Under the SIFT Rules, our partnership and the Holding LP could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Holding LP would not be a "SIFT partnership" if our partnership is a "SIFT partnership" regardless of whether the Holding LP is a "Canadian resident partnership" on the basis that the Holding LP would be an "excluded subsidiary entity". Our partnership and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our General Partner is located and exercises central management and control of the respective partnerships. Our General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a "SIFT partnership", the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations." In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

Brookfield Infrastructure 41

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

  Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport and energy businesses in North and South America, Australia and Europe. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 28.5% interest in Brookfield Infrastructure.

        Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we expect to be able to increase distributions to unitholders. Additionally, an increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detail.

        Our objective is to pay a distribution to unitholders that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current prospects for our business, the board of directors of our General Partner recently approved a 10% increase in our quarterly distribution to 53 cents per unit. Distributions have grown at a compound annual growth rate of 13% since inception of the partnership in 2008. We target a 5% to 9% annual distribution growth in light of the per unit FFO growth that we foresee in our operations. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D Risk Factors—Risks Relating to Us and Our Partnership—"Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations".

42 Brookfield Infrastructure

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
Contributed interests in utilities investments into Brookfield Infrastructure, including:
–  South American electricity transmission operations
–  North American electricity transmission operations
			– Brazilian transmission investments ("TBE")
		Timber:	Contributed interests in timberlands into Brookfield Infrastructure
January 2008	2	Corporate:	Began trading as public entity on NYSE (under the symbol "BIP")
November 2008	3	Timber:	Invested $103 million in U.S. timber operation following the acquisition of a tree farm in Washington State
January 2009	4	Utilities:	Brookfield and partner Isolux Corsan Concesiones, SA (Isolux) were awarded right to build $500 million of transmission lines in Texas
June 2009	5	Utilities:	Completed the sale of our interest in TBE for after-tax proceeds of $275 million
September 2009	6	Corporate:	Units commenced trading on TSX (under the symbol "BIP.UN")
November 2009	7	Corporate:	Invested $941 million to acquire a 40% interest in Prime and direct interests in two assets from Prime
		Utilities:	Acquired interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Acquired interests in the following: – Australian rail operations – UK port operations – European port operations
		Energy:	Acquired interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
November 2009	8	Corporate:	Raised approximately $940 million of net proceeds through issuance of equity. Proceeds were used to fund the Prime investments
December 2009 – September 2010	9	Corporate:	Sold interests in certain utilities, transport and energy assets for proceeds of $74 million and acquired Brookfield's interest in our UK port operations for $27 million

Brookfield Infrastructure 43

Date	Notes		Event
December 2010	10	Corporate:	Completed merger with Prime
		Utilities:	Increased interests in the following: – Australian regulated terminal operations – Australasian regulated distribution operations – UK regulated distribution operations
		Transport:	Increased interests in the following: – Australian rail operations – European port operations
		Energy:	Increased interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
October 2011	11	Corporate:	Raised approximately $660 million of net proceeds through issuance of equity. Proceeds were used primarily to fund Australian rail expansion and pending Chilean toll road acquisition
December 2011	12	Transport:	Invested $160 million to acquire Chilean toll road assets
January 2012	13	Utilities:	Invested $55 million in a Colombian regulated distribution business
April 2012	14	Energy:	Invested $16 million in a natural gas storage facility in Alberta
August 2012	15	Corporate:	Raised approximately $500 million of net proceeds through issuance of equity. Proceeds were used to partially fund several strategic initiatives
October 2012	16	Utilities:	Acquired Brookfield's interest in our Chilean transmission system for approximately $235 million
October 2012	17	Transport:	Closed acquisition of additional interest in Chilean toll road for $170 million increasing ownership to 51%
October 2012	18	Corporate:	Completed C$400 million corporate bond issuance
October 2012	19	Energy:	Invested approximately $75 million in a district energy system in Toronto
November 2012	20	Utilities:

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

June 2013	25	Timber:	Completed sale of Canadian timberlands for net proceeds of approximately $170 million
July 2013	26	Timber:	Completed the sale of U.S. timberland operations for approximately $790 million, including $320 million of proportionate debt
August 2013	27	Corporate:	Closed upsizing of credit facilities to $1.4 billion
September 2013	28	Transport:	Invested a further approximate $490 million in Brazilian toll road platform
November 2013	29	Utilities:	Sold Australasian regulated distribution business for approximately $415 million
December 2013	30	Energy:	Invested approximately $40 million in a district energy business serving Houston and New Orleans

44 Brookfield Infrastructure

Date	Notes		Event
March 2014	31	Transport	Invested approximately $125 million in West Coast North American container terminals
March 2014	32	Corporate:	Effected certain amendments to the limited partnership agreement of the Holding LP to simplify its governance structure
August 2014	33	Energy:	Invested approximately $50 million aggregate in two district energy businesses serving Chicago, Las Vegas and Seattle
August 2014	34	Transport	Invested approximately $370 million in a rail and port logistics business in Brazil
August 2014	35	Corporate:	Extended $1.4 billion credit facilities to June 2019
November 2014	36	Utilities:	Signed agreements to invest approximately $500 million in a European telecommunications operation
December 2014	37	Energy:	Invested approximately $40 million in a Texas gas storage business
December 2014	38	Energy:	Invested approximately $40 million in a West Coast North American gas storage business
March 2015	39	Corporate:

Completed C$450 million corporate bond issuance. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities

March 2015	40	Corporate:

Effected certain amendments to the provisions of the limited partnership agreements of our partnership and the Holding LP to provide for issuance of preferred limited partnership units of our partnership and the Holding LP, respectively

March 2015	41	Corporate:

Raised approximately C$125 million of net proceeds through issuance of Series 1 Preferred Units. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities

Details of History and Development of our Business (Notes)

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

Brookfield Infrastructure 45

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

(4)
In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC ("WETT"), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which we own an interest (see Note 9 below). Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.

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

(7)
On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime, collectively the BBI Transaction. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a UK port operation, which is one of the largest in the UK The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australasian regulated distribution operations, UK regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.

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

(9)
On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed 25% of the fund's total capital commitments, with such commitments primarily funded by Brookfield Infrastructure. We hold all or a portion of our interests in our Australian regulated terminal operations, our UK port operations, our Texas electricity transmission project, our high-voltage direct current ("HVDC") submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.

(10)
On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime from 40% to 100% through a Merger Transaction whereby Prime security holders received 0.24 of our units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the

46 Brookfield Infrastructure

  merger, approximately 50.7 million units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.

(11)
On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest on a fully exchanged basis. Net proceeds from this equity offering totaled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail, including the pay down of our corporate credit facility, which had been primarily drawn over the previous nine months to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

(12)
On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometre toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively. This investment seeds our toll road platform with high quality assets in a high growth country with a favourable concession regime.

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

(15)
In August 2012, Brookfield Infrastructure issued approximately 11.1 million units at an offering price of $33.25 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 4.4 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest on a fully exchanged basis. Net proceeds from this equity offering totaled $497 million. The net proceeds were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.

(16)
On October 1, 2012, Brookfield Infrastructure acquired Brookfield's interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure's ownership interest was 28%.

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

Brookfield Infrastructure 47

  combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure maintained control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well-suited to work with us in support of the growth of the combined business over the long term.

(21)
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. With this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 kilometre network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners have satisfied its obligations under a tender offer made to the minority holders of the Brazilian toll roads, which offered substantially the same consideration as was paid in the acquisition of the controlling stake.

(22)
In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million from $700 million. Following a second close in January 2013, commitments increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(23)
On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.

(24)
In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest on a fully-exchanged basis. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

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

(27)
In August 2013, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.4 billion. The incremental $545 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

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

48 Brookfield Infrastructure

  in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business.

(31)
On March 26, 2014, Brookfield Infrastructure acquired alongside institutional investors an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure invested 40% for a total investment of approximately $125 million.

(32)
On March 28, 2014, Brookfield Infrastructure effected a restructuring pursuant to which the Holding LP's limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify the Holding LP's governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP. As a result, the voting agreement between Brookfield Infrastructure and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP's former general partner as directed by Brookfield Infrastructure, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the General Partner and the former general partner of the Holding LP. The economic interests of Brookfield Infrastructure were not affected by these changes.

(33)
On August 7, 2014 and November 21, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire two district energy businesses serving Chicago, Las Vegas and Seattle for approximately $50 million in aggregate. Brookfield Infrastructure Partners owns an approximate 40% interest in each business.

(34)
On August 19, 2014, Brookfield Infrastructure invested approximately $370 million, alongside institutional investors to acquire an approximate 25% interest in VLI, one of Brazil's largest rail and port logistics businesses.

(35)
In August 2014, Brookfield Infrastructure closed an extension of its corporate credit facilities to June 30, 2019 and decreased the annual interest rate spread applicable on LIBOR and the unused commitment fee to 120 basis points and 18 basis points, respectively.

(36)
On November 6, 2014, Brookfield Infrastructure signed agreements to invest approximately $500 million, alongside institutional investors, to acquire a 23% interest in TDF, the largest independent communication tower infrastructure business in France. Completion of this transaction is expected to occur in the first quarter of 2015, subject to obtaining all required consents and regulatory approvals.

(37)
On December 3, 2014, Brookfield Infrastructure acquired alongside institutional investors a 50% interest in Tres Palacios Gas Storage in Texas for approximately $100 million, of which Brookfield Infrastructure invested approximately $40 million.

(38)
On December 31, 2014, Brookfield Infrastructure acquired alongside institutional investors a 100% stake in Lodi Gas Storage in California for approximately $105 million, of which Brookfield Infrastructure invested approximately $40 million.

(39)
On March 11, 2015, our partnership issued C$450 million of seven-year corporate bonds in the Canadian market with a 3.452% interest rate, which was swapped into USD$360 million on a matched maturity basis at an effective rate of 3.965%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities.

Brookfield Infrastructure 49

(40)
On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On March 12, 2015, the limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of preferred units ("Holding LP preferred units"), authorize and create the cumulative class A preferred units ("Holding LP Class A Preferred Units"), cumulative class A preferred units, Series 1 ("Holding LP Series 1 Preferred Units") and cumulative class A preferred units, Series 2 ("Holding LP Series 2 Preferred Units") with terms substantially mirroring the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively.

(41)
In March 2015, our partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per unit under its shelf registration in Canada. Our Partnership acquired 5 million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units and Holding LP Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities. Net proceeds from this offering totaled approximately USD $95 million.

4.B    BUSINESS OVERVIEW

Our Operations

        Brookfield Infrastructure owns a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.

50 Brookfield Infrastructure

        Our operating segments are summarized below:

Operating Segment	Asset Platform	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	• Regulated Terminal • Electricity Transmission • Regulated Distribution	• Australia • North & South America • Europe & South America
Transport
Provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee	• Rail • Toll Roads • Ports	• Australia & South America • South America • Europe & North America
Energy
Systems that provide transmission, distribution and storage services	• Transmission, Distribution & Storage • District Energy	• North America & Europe • North America & Australia
Communications Infrastructure
Provides contracted transmission services and tower access rights	• Tower Infrastructure Operations	• Europe

Utilities

Overview

        Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally

Brookfield Infrastructure 51

stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment's adjusted EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

        Our utilities segment is comprised of the following:

Regulated Terminal

  •
  One of the world's largest coal export terminals, with 85 mtpa of capacity

Electricity Transmission

  •
  Approximately 10,800 kilometres of transmission lines in North and South America

Regulated Distribution

  •
  Approximately 2.4 million electricity and natural gas connections

Regulated Terminal Operations

        Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is a high quality and low cost source of metallurgical coal. Our Australian regulated terminal is one of the world's largest export terminals, accounting for approximately 20% of global seaborne metallurgical coal exports and 7% of total global seaborne coal exports.

        Our regulated terminal operation generates revenues under take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance.

Strategic Position

        The Bowen Basin is a high quality, low cost, prolific series of coal deposits, where there are few cost efficient options to access export markets for this coal other than through our terminal operations. We have take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin. Our regulated terminal operation is currently contracted through 2019. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions are expected to renew. Under the regulatory regime, we receive capacity revenue as if the terminal is fully contracted.

52 Brookfield Infrastructure

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

Growth Opportunities

        Over the past 30 years, our terminal's capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further expand our operations to facilitate future expansions by mining companies in the Bowen Basin. Our coal terminal has committed to feasibility studies aimed at identifying further incremental expansion opportunities within the existing port precinct and surrounding area.

Electricity Transmission Operations

        Our electricity transmission operations are comprised of approximately 10,800 kilometres of transmission lines in North and South America. Our North American electricity transmission operations consists of approximately 560 kilometres of 44 kilovolt ("kV") to 230 kV transmission lines in Ontario and a 39 kilometre, 330 megawatt HVDC submarine cable in New York. We also have approximately 600 kilometres of 345 kV transmission lines in Texas, which achieved full commercial operation in January 2014. Our South American electricity transmission system is comprised of 9,600 kilometres including 100% of Chile's 500 kV transmission lines (the highest voltage lines in Chile) and approximately 47% of the 220 kV lines, 85% of the 154 kV lines and 10% of the 66 kV and 110 kV lines in Chile.

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

        All of our electricity transmission operations benefit from stable long-term cash flows. Our Ontario and Texas operations have a broad customer base with revenues assessed and collected on a province and state-wide basis, respectively, mitigating our volume and credit risk. Our HVDC submarine cable is fully contracted to an investment grade utility on Long Island, and the contract is based on availability, not usage. Approximately 52% of our South American electricity transmission operations' revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the applicable regulatory framework (as discussed below), and following their expiration, a majority of this contracted revenue will convert to the regulatory framework.

Regulatory Environment

        All of our electricity transmission operations are located in regions with stable regulatory environments. In Ontario, revenues from our operations are 100% regulated under a historical cost of service regime and are subject to periodic review by the Ontario Energy Board. Based on a recent rate

Brookfield Infrastructure 53

review, our Ontario transmission operations are allowed to earn a 9.3% return on equity, which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system's assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads, which are measured by the Independent Electricity System Operator, a not-for-profit corporate entity that is responsible for the day-to-day operation of Ontario's electrical system.

        In the U.S., capacity payments on our HVDC submarine cable escalate by 1% per annum and are based on a 98% availability factor. To the extent that performance diverges from the target availability factor, the capacity payments are adjusted in a linear fashion either upwards or downwards. Our Texas transmission business operates under a historical cost of services regulatory regime overseen by the Public Utility Commission of Texas. Based on a January 2013 rate case settlement, our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. Our rate base and revenues are calculated in a manner similar to our Ontario transmission system. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on total system peak annual electric loads, which are measured by the Electric Reliability Council of Texas, a not-for-profit corporate entity that is responsible for the day to day operation of Texas' electrical system.

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

Growth Opportunities

        We believe that attractive growth opportunities exist for our electricity transmission operations, including the following:

        Our Texas transmission project was completed in January 2014 and we believe that there are further opportunities to grow our rate base. Generation in Texas is expected to be developed in the western area of the state which is away from population centers in the east. In addition, strong economic growth and an aging infrastructure will drive the need for further expansions and upgrades of the existing transmission system. We believe we are favourably positioned to take advantage of these future growth opportunities due to our geographical location in west Texas as well as our incumbent status. Ontario has adopted a very aggressive Renewable Portfolio Standard through the passage of Ontario Bill 150 ("Green Energy Act"). A cornerstone of the Green Energy Act requires the decommissioning of existing coal plants and replacement with renewable and clean sources of power. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Expansions of the electricity transmission system will be required to connect this generation to the existing grid. As an incumbent utility, our Ontario electricity transmission system has an advantage in competing for these projects.

        Chile also has electricity generation that is many miles away from population centers. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2014, the capital expenditure backlog of our South American transmission system was

54 Brookfield Infrastructure

approximately $362 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made.

Regulated Distribution Operations

        Our regulated distribution operations have approximately 2.4 million electricity and natural gas connections in the UK and Colombia. In the UK, our regulated distribution operation is the largest independent "last mile" natural gas and electricity connections provider, comprised of approximately 2 million connections, principally natural gas and electricity. In South America, our electricity distribution franchise area is in the Boyacá province of Colombia, a region that is approximately 150 kilometres north of the capital, Bogotá.

Strategic Position

        Like our electricity transmission systems, our regulated distribution operations are critical to the markets in which they are located. In the UK, our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales and in terms of total installed connections among independent utilities. Our South American regulated distribution operations provide reliable power to 427,000 customers in the Boyacá region of Colombia.

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

Regulatory Environment

        Our UK regulated distribution operations compete with other connection providers in the UK to secure contracts to construct, own and operate new natural gas and electricity connections. Once connections are established, we charge energy retailers rates that are established based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the UK regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Electricity and gas connections revenue does not vary materially with volume transported over our system.

        Our South American distribution business earns an annuity return on the replacement cost of its systems plus a charge to cover operating expenses. Our rates are determined every five years. Our current regulated return is in excess of 13%. Between rate reviews, revenues are adjusted by an inflation factor. The majority of our South American regulated distribution business' revenues do not fluctuate with volumes.

Growth Opportunities

        We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Opportunities for growth in the UK are driven by new gas and electricity connections, as well as through leveraging and cross-selling certain bundled service offerings, by introducing new product lines such as "fibre to home" to existing customers. Prospects for growth are further aided by the continual opening up of the electricity market to independent connections providers and by the continuing recovery in the housing market. In South America, our regulated distribution operations has a grandfathered operating license which allows us to expand vertically into

Brookfield Infrastructure 55

the generation, transmission, and retail sectors. We continuously monitor potential growth opportunities and believe we are well positioned to take advantage of future growth opportunities. Additionally, we will benefit from economic growth in the Boyacá region of Colombia, which is home to emerging industrial industries.

Transport

Overview

        Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment's adjusted EBITDA is supported by contractual revenues.

        Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our adjusted EBITDA margin.

        Our transport segment is comprised of the following:

Rail

  •
  Sole provider of rail networks in Southwestern Western Australia with 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in South America

Toll Roads

  •
  Approximately 3,200 kilometres of motorways in Brazil and Chile

Ports

  •
  30 terminals in North America, the UK and across Europe

Rail

        Our Australian rail operations are comprised of a below rail access provider, which operates over 5,100 kilometres of track and related infrastructure in the southwest region of Western Australia ("WA") under a long-term lease with the government. There are approximately 35 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation's revenue is derived from access charges paid by rail operators or underlying customers. Stability of revenue is underpinned by rail transport being a small yet essential component of the overall value of the commodities and freight transported and the contractual framework that exists with a significant proportion of our customers.

56 Brookfield Infrastructure

        Our Brazilian rail operations are part of an integrated system with transshipment and port terminal operations. They provide below and above rail services for approximately 4,800 kilometres of track, with concessions expiring in 2026 and 2038. Our Brazil rail operates under concession contracts that establish productivity standards, volume goals and price caps. Additional revenue is earned by offering complimentary services including inland collection centers (terminals) and port services, which are not subject to any tariff regimes.

Strategic Position

        Our Australian rail is the only freight rail network in the southwest region of WA providing access to the region's five government-owned ports for minerals, grain and interstate intermodal traffic. The majority of our customers are leading commodity customers and our top 10 customers contribute approximately 93% of our track access revenue, with contract expiration dates ranging from 2015 to 2027.

        Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil's center-north, center-east and center-southeast regions, including the most important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrialized and steel sectors and are generated from a diversified customer base.

Regulatory Environment

        In Australia, the Economic Regulatory Authority ("ERA") is the independent economic regulator for WA, responsible for the gas, electricity and rail industries. For rail industries, the ERA has an access regime with revenue ceilings and floors for each track segment, established using a methodology based on return on regulated asset base. However, our revenue is not tied to the regulatory regime as customers have either negotiated and concluded their access agreement outside the access regime for various commercial reasons, or are generating revenues well below the regulated ceiling. As a result, none of our contracted revenue is currently exposed to reduction under this access regime. However, one of our customers (representing approximately 11% of our revenue) whose contract is under renewal is exploring access to our network under the regulatory regime. Our Australian rail operates its track as open access infrastructure consistent with the rail access regime and its lease obligations to the WA government.

        Our Brazilian rail concessions are governed by Brazil's rail regulator, Agência Nacional de Transportes Terrestres ("ANTT"), which is also responsible for the tariff regime in that country. In addition, we access rail networks controlled by Vale in an arrangement governed by long-term agreements. The regulatory regime requires concession holders to provide third-party access allowing us to reach destination ports in both the north and south. Since most of our port operations are privately held, they are not subject to regulated tariffs and are able to move third party cargos with no limitations.

Growth Opportunities

        Our Australian rail operation is a critical component of the logistics chain in WA as, in many cases, it is the only mode of transportation for freight that is economically viable. As a result, our rail operation is well positioned to benefit from a number of expansions of existing mines and the development of new mine projects in WA, which would require access to our rail network in order for commodities from these projects to access the export markets.

        Our Brazilian rail business expects to deploy more than R$6 billion to upgrade and expand its operations over the next few years, allowing it to capture volume growth from increased activity in the agriculture, steel and other industrial sectors in Brazil. This business is focused on improving network integrations in the system by capturing the growing demand for integrated transportation services in

Brookfield Infrastructure 57

Brazil. This includes a R$2.2 billion port expansion, adding three berths to handle over 14 mtpa of grain and sugar exports and fertilizer imports, which will significantly benefit our rail operation by increasing volumes to be transported as a result of the added capacity at our terminals. Other projects include the completion of four inland terminals and the purchase of locomotives and wagons.

Toll Roads

        Our toll road operations are comprised of two urban toll roads and nine interurban toll roads in Chile and Brazil, respectively. Our Chilean operations include 33 kilometres of free flowing toll roads that form a key part of the ring road in the transportation network of Santiago, Chile. Our Brazilian operations comprise in excess of 3,200 kilometres of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting states like São Paulo, Rio de Janeiro, Minas Gerais, Parana and Santa Catarina. Our concessions began operations between 1998 and 2008 and operate under long-term concessions with staggered maturities, with an average remaining term of 17 years.

        Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations and the favourable economic trends in Chile and Brazil. Both markets have experienced significant economic growth over the last 20 years, which has led to increased motorization rates and economic trade. These key factors have driven increases in traffic volumes. We expect these trends to continue, resulting in significant future traffic growth on our toll roads.

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

Regulatory Environment

        Our Chilean assets are governed by the Ministerio de Obras Publicas ("MOP"). Chile has an established concession program which has been in place for more than 20 years. To date, 80 concession agreements have been awarded, representing a total investment of approximately $20 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise annual tariffs at a level equal to the consumer price index ("CPI") + 3.5% with additional increases in the form of congestion premiums, which can be up to three times the base tariff during congested periods.

        Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo ("ARTESP") and ANTT, the Sao Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 15 years. As of 2014, there were 53 motorway concessions in Brazil totaling over 19,000 kilometres. Since October 2013, ANTT auctioned five road concessions totaling over 4,000 kilometres. Brazilian concession agreements provide operators with annual tariff increases indexed to Índice Nacional de Preços ao Consumidor Amplo ("IPCA"), the Brazilian inflation rate. Additional investments not considered in the initial concession agreements are compensated with real tariff increase or an extension of the concession period.

58 Brookfield Infrastructure

Growth Opportunities

        We believe that growth in these South American economies will trigger increases in traffic volumes. Coupled with tariff increases in excess of inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, both Brazil and Chile are seeking to increase their respective paved road network by expanding existing roads and developing new roads. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

Ports

        Our port operations are located primarily in the UK, North America and Europe. Our UK port is one of the largest operators in the country by volume and is a statutory harbor authority ("SHA") for the Port of Tees and Hartlepool in the north of the UK Our UK port's status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our UK port, our revenue is primarily generated from port handling services for bulk and container volumes. However, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,065 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for 10% of our revenue.

        Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term terminal leases with the Los Angeles and Oakland port authorities and handled over 900,000 Twenty-Foot Equivalent Units ("TEUs") in 2014. In North America, our revenue is generated from port handling services for container volumes. Approximately 30% of our volumes are underpinned by a 10-year minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.

        Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operations handle approximately 80 mtpa of cargo. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 19 port terminals located throughout seven countries in continental Europe.

Strategic Position

        Our port operations are strategically located. In the UK, Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.

        Our North American port operations are located in the ports of Los Angeles and Oakland, the first and fifth largest container port markets in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.

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

        Our UK and North American port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived

Brookfield Infrastructure 59

from customers with significant investment in industrial infrastructure at or within close proximity to these ports. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Many key customers have been long-term customers continuously for between 10 and 30 years.

Regulatory Environment

        Our UK port is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultancy with users of the river and indexed to inflation. Our North American and European port operations conduct business in an unregulated environment.

Growth Opportunities

        Our UK port's flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives, including the following:

  •
  steel slab production operational efficiencies in the steel facility adjacent to Teesport has led to increased throughput (import of commodities and export of steel slab) which is expected to grow further in the short to medium term as the facility reaches full production capacity;

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

        Our North American port operations are undergoing a significant modernization project in Los Angeles that is expected to approximately double capacity and increase efficiency. Once complete, this project will make the Los Angeles port one of the most automated terminals in North America with surplus capacity to facilitate future volume growth.

        In Europe, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.

Energy

Overview

        Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

        Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our

60 Brookfield Infrastructure

capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our adjusted EBITDA margin and our AFFO.

        Our energy segment is comprised of the following:

Transmission, Distribution and Storage Operations

  •
  14,800 kilometres of transmission pipelines.

  •
  Over 40,000 gas distribution customers in the UK

  •
  370 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy Operations

  •
  Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 2,775,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 251,000 tons of cooling capacity, as well as 1,800 customer connections for distributed water and sewage services.

Transmission, Distribution and Storage Operations

        Our transmission, distribution and storage operations include one of the largest natural gas transmission and pipeline systems in the U.S., an unregulated natural gas and liquid propane gas ("LPG") distribution operation in the UK, and significant natural gas storage capacity in Alberta and the continental U.S. Our profitability in this segment is primarily determined by our ability to compete in the market rather than from a regulated return on rate base.

        The majority of our revenues from these operations are generated under contracts with a demand charge and variable charge structure. The demand charge does not fluctuate with usage and is designed to cover fixed costs and a return of and return on our capital, while the variable charge is designed to cover variable costs. Our energy distribution system in the UK is the only provider of natural gas distribution services on the islands on which it operates. Revenues from our distribution operations fluctuate with the volume of sales, which is primarily driven by the weather.

Strategic Position

        Our North American natural gas transmission system is the largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our services.

        In the UK, our energy distribution business is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man, servicing over 40,000 customers. The natural gas and LPG distribution customer base on the Channel Islands and Isle of Man is comprised of a number of residential and commercial end users. Our main competition comes from alternate energy sources, such as electricity, as we believe it is uneconomic for potential new entrants to establish competing businesses.

        We own interests in three natural gas storage facilities across North America, located in northern Alberta, northern California and south Texas. These facilities contract with customers to provide natural gas storage services while customers pay a fee to store their natural gas. Our Canadian and Californian natural gas storage facilities represent approximately 5% and 8% of the total storage

Brookfield Infrastructure 61

capacity in the province of Alberta and state of California respectively, while our south Texas gas storage facility has a high deliverability gas storage capacity and has a header system that interconnects across 10 interstate and intrastate pipelines. The facilities customers are primarily large international financial institutions with the Californian and south Texas facilities also servicing local distribution companies.

Regulatory Environment

        Our transmission and storage operations are subject to varied regulation that differs across our regions of operation. Our U.S. operations are regulated by FERC under the Natural Gas Act of 1938 ("Gas Act"). FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation. Our Californian natural gas storage facilities are also subject to California Public Utilities Commission oversight.

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

Growth Opportunities

        Within our existing storage businesses we have identified opportunities to expand our facilities' capacity by adding incremental storage capacity through low cost capital projects. Additionally, ownership of natural gas storage facilities is highly fragmented and we expect to continue to transact opportunistically in the marketplace. We believe that with the recent drop in commodity prices and a prolonged period of low natural gas storage spreads that there is an opportunity to act as an industry consolidator at historically low valuations.

District Energy

        Our North American district energy operations consist of heating plants capable of delivering 2,775,000 pounds per hour of steam heating capacity, produced from six gas-fired steam plants and 251,000 tons of cooling capacity, sourced from a deep lake water system with mechanical chilling capacity. These operations provide steam heating in downtown Toronto, Ontario, in the medical district of New Orleans, Louisiana and in the central business district of Seattle, Washington. District cooling services are provided through an innovative deep lake cooling system in Toronto and from mechanical chilling operations in Chicago, Houston and New Orleans.

        Our Australian district energy operations provide heating, cooling and energy solutions and distributed water and sewage services, in the states of New South Wales and Victoria. They also deliver natural gas in a network of over 800 kilometres of pipeline, bringing 91 million cubic meters of natural gas to homes and businesses each year, with availability to provide this service to approximately 57,000 commercial and residential customers. These operations provide natural gas heating throughout urban areas in the Australian state of Tasmania, as well as, energy and gas services.

Strategic Position

        Our district energy business in North America provides essential heating and cooling services to commercial customers, governments, hospitals and major sporting arenas in Toronto, Houston, New Orleans, Chicago and Seattle. Our Australian district energy business comprises an established natural

62 Brookfield Infrastructure

gas distribution and retail business, supplying to approximately 12,000 residential, commercial and industrial customers currently connected to our network. We are also operating and developing projects to supply natural gas and/or thermal energy, as well as distributed water and sewage services, to residential and commercial customers in New South Wales and regional Victoria. In most cases our district energy businesses offer the only feasible source of energy to customers who are connected to our network. In addition, we are able to realize synergies across this platform through the sharing best practices for customer contracting and due diligence, financing synergies through raising funds at the platform level, as well as sharing back office functions in our North American and Australian businesses.

Regulatory Environment

        Our district energy business in Toronto is regulated under the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility, allowing it unrestricted access to its network of underground pipes in downtown Toronto. Our district energy business in Australia is currently not subject to any economic regulation. In Houston, Chicago, New Orleans and Seattle, our operations are enabled by franchise agreements with the respective municipalities.

Growth Opportunities

        We have significant organic growth opportunities in our various district energy businesses, primarily through system expansions. We recently completed a significant capital project to increase our steam generating capacity in New Orleans to meet the needs of our customers, a number of whom are expanding the size and scope of their facilities. Our Toronto deep lake cooling system provides chilled water by pumping cold water from the depths of Lake Ontario. As a result of significant historical investment, this system has low variable costs. The system currently has significant excess capacity during non-peak periods of demand, upon which we will seek to capitalize by connecting incremental interruptible load to the system at limited capital cost. Furthermore, the district energy industry in North America is highly fragmented, providing significant opportunities to grow our business through acquisitions.

        Our Australian district energy business was recently selected to design, build and construct a distribution energy network to certain regional towns under the State of Victoria's Energy for the Regions program. The project will involve centralized natural gas networks which will roll out to approximately 12,500 homes and businesses and be funded via a government grant. This business is developing into a multi-asset energy and water provider, offering combined services for heating, cooling and energy as well as distributed water and sewage services.

        There are significant barriers to entry in these businesses, as there are limited opportunities for customers to support competing businesses once connected to our systems. Once a system is established, we are well positioned to capture further organic growth opportunities.

Communications Infrastructure

Overview

        On November 6, 2014, Brookfield Infrastructure signed agreements to invest approximately $500 million, alongside institutional investors, to acquire a 23% interest in TDF, the largest independent communication tower infrastructure business in France. Completion of this transaction is expected to occur in the first half of 2015, subject to obtaining all required consents and regulatory approvals. This acquisition will form the basis of our communications infrastructure segment.

        Our communications infrastructure segment will, following the completion of the TDF acquisition, provide essential services and critical infrastructure to the media broadcasting and telecom sectors.

Brookfield Infrastructure 63

These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecom customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

        The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our adjusted EBITDA.

        The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France.

        Our tower infrastructure platform will consist of multi-purpose towers and active rooftop sites and fibre backbone providing site hosting and transmission services to customers in the telecom and broadcast sectors. These operations will generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10-20 years in telecom and over five years in broadcasting) with large, prominent customers in France.

  Strategic Position

        TDF is the leading independent communication infrastructure operator in France. Its sites cover the entire French territory, with some in the very best locations, which will enable us to be the leader across all of the segments in which we operate. Its scale in telecom sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it is capable of covering the French population with approximately 97% coverage in one of Europe's largest television markets. In radio TDF is the reference provider for radio services in France with approximately 60% share of FM analog radio frequencies.

  Regulatory Environment

        In the television business, a small proportion of the sites (currently approximately 80) are considered to be non-replicable because either (i) they benefit from a remarkable location, often on an elevated point or area where the construction of a second tower is in practice very complex, (ii) equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged for site hosting. In total these regulated revenues will account for approximately 30% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.

Growth Opportunities

        We see growth opportunities in the telecom infrastructure segment on the back of three main trends: technological evolution driving further site growth; network densification; and further site rollout associated with minimum coverage requirements. We believe that the size and scope of our tower platform will position us to take advantage of these favourable market trends through construction and acquisition of additional assets.

Acquisition Strategy

        Over the past few years, we have established operating segments with scale in many aspects of the utility, transport and energy industries. As we look to grow our business, we will primarily target acquisitions that add on to existing operating segments and extend our operating platforms into new

64 Brookfield Infrastructure

geographies in which we have a presence. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

  •
  Utilities: electricity transmission, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

  •
  Transport: railroads, ports, toll roads and airports;

  •
  Energy: oil and gas pipelines and gathering and storage systems and district energy systems; and

  •
  Communications infrastructure: telecommunications towers.

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

About Brookfield

        Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $200 billion of assets under management, 27,500 operating employees and over 700 investment professionals worldwide. Brookfield's strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

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

        Brookfield has an approximate 28.5% interest in Brookfield Infrastructure. Our partnership and the other Service Recipients have each appointed Brookfield as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

Brookfield Infrastructure 65

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

(1)
Brookfield's general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Asset Management, an Ontario corporation.

66 Brookfield Infrastructure

(2)
On March 28, 2014, our partnership and the Holding LP underwent a restructuring, which redesignated our partnership's interest in the Holding LP as managing general partner units ("Managing General Partner Units") and re-designated Brookfield's 0.5% interest in the Holding LP as special limited partner units ("Special Limited Partner Units"). Brookfield's Special Limited Partner Units are held through the Infrastructure Special LP, a Bermuda limited partnership, the sole general partner of which is the Infrastructure General Partner, a Bermuda company that is wholly owned by Brookfield Asset Management.

(3)
Brookfield's limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 28.1% of our partnership's issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption—Exchange Mechanism."

(4)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—The Holding LP and Holding Entities".

(5)
The Service Provider provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

(6)
The limited partnership capital of our partnership consists of 150,318,306 units, and is equal to the number of Managing General Partner Units held by our partnership in the Holding LP.

(7)
On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units.

Our Partnership

        We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.

        Our partnership is a Bermudian exempted limited partnership that was established on May 21, 2007. See Item 4.D "Property, Plant and Equipment" for information regarding our partnership's head office.

        Our partnership's sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP. Our partnership serves as the Holding LP's managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's managing general partnership interests and preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy, to our preferred unitholders in accordance with the terms of our preferred units and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our General Partner. Our partnership is not required to make such distributions and neither our partnership nor our General Partner can assure you that our partnership will make such distributions as intended.

The Service Provider and Brookfield

        The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our General Partner

        Our General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership's interest in the Holding LP, which consists of Managing General Partner Units and Holding LP Series 1 Preferred Units, entitles our partnership to serve as the Holding LP's managing general partner, with sole authority for management and control of the Holding LP, which is exercised exclusively through the board of directors of our General Partner.

Brookfield Infrastructure 67

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Us and Our Partnership," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management," Item 7.B "Related Party Transactions," Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership," Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement" and Item 7.A "Major Shareholders."

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

Infrastructure Special LP

        The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the special limited partnership interest of the Holding LP See Item 7.B "Related Party Transactions—Incentive Distributions."

Significant Subsidiaries

        The following table sets forth for each of Brookfield Infrastructure's significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by Brookfield Infrastructure.

			Ownership Interest		Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2014%		2014%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72	(1)	100
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71	(2)	100
UK regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80	(2)	80
Brazilian toll road operation	Arteris S.A.	Brazil	31	(2)	31

(1)
Ownership interest held directly by our partnership.

(2)
Ownership interest held indirectly by the Holding LP.

4.D   PROPERTY, PLANT AND EQUIPMENT

        Our partnership's principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda. Our partnership does not directly own any real property.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—All of our infrastructure operations may require substantial capital expenditures in the future," "—Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk," "—All of our operating entities are subject to changes in government policy and legislation," and Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

68 Brookfield Infrastructure

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations ("FFO") per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation (see "Reconciliation of Non-IFRS Financial Measures" on page 91 for more detail). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions to unitholders. In addition, we have performance measures that track the key value drivers for each of our operating segments. See "Segmented Disclosures" on page 73 for more detail.

Distribution Policy

        Our objective is to pay a distribution per unit that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current strong prospects for our business, the Board of Directors of our General Partner has approved a 10% increase in our quarterly distribution to 53 cents per unit starting with the distribution paid in March 2015. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 13% since inception of the partnership in 2008. We target 5% to 9% annual distribution growth per unit in light of the per unit FFO growth we foresee in our operations.

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

        Our partnership's equity interests include units held by public unitholders and the Redeemable Partnership Units held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

Brookfield Infrastructure 69

        When we discuss the results of our operating segments, we present Brookfield Infrastructure's proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership's overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See "Reconciliation of Operating Segments" on page 92 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

        Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last seven years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

        In this section we review our consolidated performance and financial position as at December 31, 2014 and 2013 and for the 12-month periods ended December 31, 2014, 2013 and 2012. Further details on the key drivers of our operations and financial position are contained within the review of operating segments.

        The following table summarizes the financial results of Brookfield Infrastructure.

	Year Ended December 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2014	2013	2012
Summary Statements of Operating Results
Revenues	$1,924	$1,826	$1,524
Direct operating costs	(846)	(823)	(766)
General and administrative expenses	(115)	(110)	(95)
Depreciation and amortization expense	(380)	(329)	(230)
Interest expense	(362)	(362)	(322)
Share of earnings from investments in associates	58	56	12
Net income	229	65	291
Income from continuing operations	237	293	112
(Loss) income from discontinued operations, net of income tax	(8)	(228)	179
Net income (loss) attributable to the partnership(1)	184	(58)	106
Net income (loss) per limited partnership unit	$0.67	$(0.43)	$0.47

(1)
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        Revenues totaled $1,924 million for the year ended December 31, 2014, representing an increase of $98 million, or 5%, compared to 2013. Approximately $47 million of the increase relates to acquisitions made in our U.S. district energy business over the past twelve months. Our UK regulated distribution operation, Australian rail operation and Colombian regulated distribution operation contributed incremental revenues of $31 million, $24 million, and $17 million, respectively, as we benefited from inflationary increases in tariffs and investments in organic growth initiatives. Our business also recorded higher revenues in its transport and utility operations as a result of increased volumes at our Chilean toll road, UK port operation and Australian regulated terminal contributing $12 million, $11 million and $10 million, respectively. These factors were partially offset by a decline in

70 Brookfield Infrastructure

the Australian dollar, Chilean peso and Colombian peso relative to the U.S. dollar, as the depreciation of these currencies negatively impacted total revenues by $54 million.

        Total revenues increased by $302 million from 2012 to 2013, representing a year-over-year increase of 20%. Approximately $240 million of the increase relates to acquisitions made in the second half of 2012, in particular investments made in our UK regulated distribution and Canadian district energy business, which contributed incremental revenues of $98 million and $62 million, respectively. Our Chilean toll road contributed incremental revenues of $81 million, as we began consolidating this business following the additional investment made in this business in the fourth quarter of 2012 (it was accounted for using the equity method previously). Finally, $85 million of additional revenues were generated from the completion of our Australian rail operations expansion project in March 2013.

        Direct operating expenses totaled $846 million for the year ended December 31, 2014, which is an increase of $23 million, or 3%, compared to the prior year. The increase is primarily attributable to the aforementioned U.S district energy acquisitions completed over the past year, which contributed $31 million of incremental operating expenses. Further incremental costs of $32 million were incurred as a result of the aforementioned capital expansion programs at our UK regulated distribution operation and Australian rail operation as well as higher volumes in our UK port operation. These increases were offset by the impact of a decline in the Australian dollar, Chilean peso and Colombian peso relative to the U.S. dollar of $18 million, in addition we benefited $22 million as a result of our foreign currency hedging program.

        Total operating expenses increased $57 million from 2012 to 2013, representing a year-over-year increase of 7%. The increase is primarily attributable to the aforementioned investments made in the second half of 2012 and the completion of the Australian rail expansion, which contributed incremental direct operating costs of $88 million. These increases were partially offset by a $25 million decrease in direct operating costs at our Australian operations as a result of the depreciation of the Australian dollar versus the U.S. dollar.

        General and administrative expenses totaled $115 million for the year ended December 31, 2014, which was a $5 million increase over the same period in 2013 and followed an increase of $15 million to $110 million from December 31, 2012 to 2013. This line item is primarily comprised of the base management fee that is paid to Brookfield, which is equal to 1.25% of the partnership's market value plus recourse debt, net of cash. It also includes certain public company expenditures relating to the on-going operations of the partnership. The base management fee increased versus the same period in 2013 and 2012 as a result of an increase in market capitalization from the higher trading price of our partnership units. The increase in market capitalization from the year ended December 31, 2012 to 2013 was also attributable to a $340 million equity issuance completed in May 2013.

        Depreciation and amortization expense totaled $380 million for the year ended December 31, 2014, an increase of $51 million compared to the same period in 2013. Depreciation and amortization expense increased by $99 million from $230 million for the year ended December 31, 2012 to $329 million in 2013. The increases relative to prior periods are due primarily to the impact of new investments and higher property, plant and equipment values as a result of our annual revaluation process.

        Interest expense for the year ended December 31, 2014 totaled $362 million resulting in no change compared to the same period in 2013. Interest expense increased $8 million as a result of the aforementioned U.S. district energy business acquisitions as well as higher borrowings at our UK regulated distribution business associated with organic growth initiatives, which contributed incremental interest expense of $7 million. These increases were equaled by the impact of the depreciation of the Australian dollar, Chilean peso and Colombian peso relative to the U.S. dollar.

Brookfield Infrastructure 71

        Interest expense for the year ended December 31, 2013 increased by $40 million to $362 million compared to the same period in 2012, due primarily to the additional interest expense associated with the businesses we acquired in the fourth quarter of 2012, as well as higher borrowings at our Australian rail operation, which contributed incremental interest expense of $31 million and $18 million, respectively. These increases were partially offset by $9 million of interest savings as a result of lower borrowing costs on our corporate credit facility following receipt of an investment grade credit rating and the replacement of higher cost legacy corporate debt with corporate bonds issued in the fourth quarter of 2012.

        Earnings from investments in associates were $58 million for the year ended December 31, 2014 compared to earnings of $56 million and $12 million for the same periods in 2013 and 2012, respectively. The $2 million increase from 2013 to 2014 was primarily due to higher volumes in our Transport business and our increased interest at our Brazilian toll road operations, which contributed incremental earnings of $38 million. The acquisition of our Brazilian rail business in the third quarter of the year and commissioning of our Texas transmission system contributed earnings of $6 million and $4 million, respectively. These earnings were offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013, which contributed $31 million of earnings in 2013 and the $15 million decline caused by the depreciation of the Brazilian reais and Chilean peso relative to the U.S. dollar and inflation indexation on our Chilean peso denominated debt.

        Earnings from investments in associates for the year ended December 31, 2013 increased by $44 million from the same period in 2012. This increase was primarily due to $22 million of additional income generated at our Chilean transmission system resulting from inflation indexation and additions to rate base and a $16 million impairment of one of our European ports in 2012.

        Earnings from our North American gas transmission operation and U.S. and Canadian freehold timberlands have been recorded as (loss) income from discontinuing operations for the current and comparative periods. Loss from discontinued operations for the year ended December 31, 2013 of $228 million reflects the $275 million impairment charge recorded on our North American gas transmission operation partially offset by earnings from our U.S. and Canadian freehold timberlands, which were disposed of during 2013. Income from discontinued operations for the year ended December 31, 2012 of $179 million is primarily the result of positive fair value adjustments recorded on our timberlands during the period.

	As of
US$ MILLIONS	December 31, 2014	December 31, 2013
Summary Statements of Financial Position Key Metrics
Cash and cash equivalents	$ 189	$ 538
Other current assets	1,371	730
Total assets	16,495	15,682
Current liabilities	780	527
Corporate borrowings	588	377
Non-recourse borrowings	6,221	5,790
Other long-term liabilities	2,584	2,383
Non-controlling interest—in operating subsidiaries	1,444	1,419
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,321	1,408
Limited Partners' capital	3,533	3,751
General Partner capital	24	27

        As of December 31, 2014, we had $16,495 million in assets, compared to $15,682 million at the end of 2013. This $813 million increase is primarily due to acquisitions completed in the past twelve months, including investments made in our district energy business, Brazilian rail business, North

72 Brookfield Infrastructure

American gas storage operation and North American west coast container terminal, which added $1,449 million in assets. Total assets also increased from revaluation gains of approximately $519 million, primarily at our UK regulated distribution operation and Chilean electricity transmission system. This was partially offset by the approximately $1,145 million impact of the depreciation of the Australian dollar, British pound, Chilean peso, Brazilian reais and Canadian dollar relative to the U.S. dollar.

        Corporate borrowings increased to $588 million at December 31, 2014, compared to $377 million at December 31, 2013. The increase in corporate borrowings of $211 million was due to $246 million drawn on our corporate credit facility used to bridge-finance the aforementioned investment activity, partially offset by a decline in the Canadian denominated corporate debt, as the Canadian dollar depreciated against the U.S dollar during the twelve months ended December 31, 2014, decreasing our corporate debt balance by $35 million.

        Non-recourse borrowings increased by $431 million to $6,221 million at December 31, 2014 from $5,790 million at December 31, 2013. The increase is primarily due to refinancings at our UK regulated distribution operation, Chilean toll road operation and Australian rail operation, which combined to increase our debt balance by approximately $615 million, in addition to $245 million from the district energy acquisitions completed over the past twelve months. This was partially offset by a decline in Australian dollar, British pound and Chilean peso denominated debt, due to the depreciation of these currencies versus the U.S. dollar during the twelve months ended December 31, 2014, decreasing our debt balance by $423 million.

        Partnership capital decreased by $308 million to $4,878 million at December 31, 2014 from $5,186 million at December 31, 2013. The decrease was as a result of distributions paid to our unitholders of $448 million and foreign currency translation losses of $555 million net of mark-to-market gains related to our foreign currency hedging program, offset by revaluation gains of approximately $519 million resulting from our annual revaluation of property, plant and equipment and net income attributable to the partnership of $184 million.

SEGMENTED DISCLOSURES

        In this section, we review the results of our principal operating segments: utilities, transport and energy. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence over its investments. See "Discussion of Segment Reconciling Items" on page 96 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

Brookfield Infrastructure 73

Utilities Operations

Results of Operations

        The following table presents the roll-forward of our rate base and selected key metrics:

	Year ended December 31
(US$ MILLIONS)	2014	2013
Rate base, start of period	$4,242	$4,790
Impact of acquisitions, net of disposals	—	(626)
Capital expenditures commissioned	189	355
Inflation and other indexation	110	161
Regulatory depreciation	(72)	(83)
Foreign exchange	(351)	(355)

Rate base, end of period	$4,118	$4,242

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Funds from operations (FFO)	$367	$377	$308
Maintenance capital	(14)	(27)	(25)

Adjusted funds from operations (AFFO)	$353	$350	$283

        For the year ended December 31, 2014, our utilities segment produced FFO of $367 million, compared with $377 million in the prior year and $308 million in 2012. The decrease in FFO relative to 2013 is primarily due to the sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, FFO increased by $39 million as the business benefited from higher connections activity at our UK regulated distribution business, inflation indexation and lower costs resulting from margin improvement programs at a number of operations. The increase in FFO comparing 2013 to 2012 is primarily attributable to new investments completed near the end of 2012 that doubled the size of our UK regulated distribution business and increased our ownership in the Chilean electricity transmission system. In addition, our business also benefited from 'same store' organic growth from inflation indexation and contributions from organic growth investments.

        The following table presents our utilities segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Revenue	$736	$831	$774
Costs attributable to revenues	(217)	(284)	(305)

Adjusted EBITDA	519	547	469
Interest expense	(158)	(175)	(167)
Other income	6	5	6

Funds from operations (FFO)	367	377	308
Depreciation and amortization	(155)	(147)	(123)
Deferred taxes and other items	(58)	6	(74)

Net income	$154	$236	$111

74 Brookfield Infrastructure

        The following table presents our proportionate adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2014	2013	2012	2014	2013	2012
Regulated Distribution	$200	$236	$188	$158	$178	$133
Regulated Terminal	172	174	180	93	91	98
Electricity Transmission	147	137	101	116	108	77

Total	$519	$547	$469	$367	$377	$308

        For the year ended December 31, 2014 our regulated distribution operations generated adjusted EBITDA and FFO of $200 million and $158 million, respectively, versus $236 million and $178 million, respectively, in 2013 and $188 million and $133 million, respectively, in 2012. Results decreased versus prior year primarily due to sale of our Australasian regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, results for the business were ahead of prior year by $39 million due primarily to stronger performance at our UK regulated distribution business that benefited from a higher rate base, inflation indexation, higher connections sales activity and lower costs. Results increased from 2012 to 2013 as a result of investments in our rate base, inflation indexation and contributions from new investment activities, which were completed in the fourth quarter of 2012.

        For the year ended December 31, 2014 our regulated terminal reported adjusted EBITDA and FFO of $172 million and $93 million, respectively, versus $174 million and $91 million, respectively, in the prior period and $180 million and $98 million, respectively, in 2012. Adjusted EBITDA decreased compared to both comparative periods as inflation indexation and the benefit of additions to rate base were more than offset by the impact of foreign exchange. Compared to the prior periods, FFO increased due to lower borrowing costs, where we benefited from financings completed over the past 12 months. FFO decreased for the year ended December 31, 2013 compared to 2012 due to the impact of foreign exchange.

        For the year ended December 31, 2014 our electricity transmission operations generated adjusted EBITDA and FFO of $147 million and $116 million, respectively, versus $137 million and $108 million, respectively, in 2013 and $101 million and $77 million, respectively, in 2012. Adjusted EBITDA and FFO increased versus prior year due to inflation indexation, commissioning of projects into rate base and lower operating costs, partially offset by the impact of foreign exchange. Adjusted EBITDA and FFO also increase for the year ended December 31, 2013 versus the same period in 2012 for the aforementioned factors in addition to our increased ownership interest in the Chilean transmission system, which was completed in the fourth quarter of 2012.

        Depreciation and amortization increased to $155 million for the year ended December 31, 2014, up from $147 million and $123 million for the same period in 2013 and 2012, respectively. The increase of $8 million from 2013 is primarily due to higher depreciation expense from additions to our regulated asset base from growth capital expenditures and the aforementioned acquisitions, partially offset by the impact of the aforementioned disposition of the Australasian regulated distribution operation. The increase in depreciation of $24 million for the year ended December 31, 2013 versus the same period in 2012 is primarily due to higher depreciation expense from additions to our regulated asset base from growth capital expenditures and the acquisition of the UK regulated distribution business in the fourth quarter of 2012. Deferred taxes and other items for the year ended December 31, 2014 was a loss of $58 million compared to a gain of $6 million for the same period in 2013 and a loss of $74 million for the year ended December 31, 2012. The negative variance versus the prior year is associated with foreign exchange losses on translation of U.S. denominated debt at our Chilean electricity transmission system and lower mark-to-market gains on hedging items at our UK regulated distribution business.

Brookfield Infrastructure 75

The positive variance for the year ended December 31, 2013 relative to the same period in 2012 is primarily the result of mark-to-market gains recognized during the 2013 on hedging items relating to our UK regulated distribution business, compared to mark-to-market losses recorded on these items during 2012.

Transport Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our transport segment:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Growth capital expenditures	$332	$212	$361
Adjusted EBITDA margin(1)	48%	47%	37%
Funds from operations (FFO)	392	326	168
Maintenance capital	(80)	(63)	(45)

Adjusted funds from operations (AFFO)	$312	$263	$123

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

        Our transport segment generated FFO of $392 million in 2014 compared to $326 million in 2013 and $168 million in 2012. The increase in FFO versus both comparative periods was driven by a full year contribution from the additional investment in our Brazilian toll road operation made in September 2013 and contribution from the acquisition of our Brazilian rail business in third quarter of 2014. The commissioning of our Australian rail operations expansion program in March 2013 also positively impacted results relative to both comparative periods. On a comparable basis, results benefited from inflationary tariff increases and volume growth at our Brazilian toll roads as well as favourable grain harvest at our Australian rail operation.

        The following table presents our transport segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Revenues	$1,238	$1,054	$738
Cost attributed to revenues	(639)	(557)	(463)

Adjusted EBITDA	599	497	275
Interest expense	(173)	(153)	(106)
Other expenses	(34)	(18)	(1)

Funds from operations (FFO)	392	326	168
Depreciation and amortization	(250)	(183)	(118)
Impairment charge	—	—	(16)
Deferred taxes and other items	(39)	(78)	(1)

Net income	$103	$65	$33

76 Brookfield Infrastructure

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2014	2013	2012	2014	2013	2012
Rail	$270	$250	$169	$201	$187	$118
Toll Roads	248	173	30	140	97	12
Ports	81	74	76	51	42	38

Total	$599	$497	$275	$392	$326	$168

        For the year ended December 31, 2014, our rail business generated adjusted EBITDA and FFO of $270 million and $201 million, respectively, versus $250 million and $187 million, respectively, in 2013 and $169 million and $118 million, respectively, in 2012. Results increased compared to the years ended December 31, 2013 and 2012 as a result of the partial contribution from our Brazilian rail acquisition completed in the third quarter of 2014. On a same store basis, FFO increased as a result of higher volumes associated with bumper grain harvest and the aforementioned completion of the expansion program, where volumes ramped up substantially and reached full take-or-pay levels in March 2013.

        For the year ended December 31, 2014, our toll roads contributed adjusted EBITDA and FFO of $248 million and $140 million, respectively, versus $173 million and $97 million, respectively, in 2013 and $30 million and $12 million, respectively, in 2012. Results increased compared to both comparative periods primarily due to the increase in ownership of our Brazilian toll roads completed in September 2013 and as a result of the investments in our South American toll roads in the fourth quarter of 2012. On a same store basis, toll revenues increased 8% year-over-year and 15% in 2013 relative to 2012, driven by tariff increases and higher volumes on our toll roads.

        For the year ended December 31, 2014, our port operations reported adjusted EBITDA and FFO of $81 million and $51 million, respectively, versus $74 million and $42 million, respectively, in 2013 and $76 million and $38 million, respectively, in 2012. Adjusted EBITDA and FFO increased versus prior year primarily due to improved volumes at our UK port as economic conditions in the region continue to improve and contribution from the North American container port acquisition during the year. FFO for the year ended December 31, 2013 increased by $4 million compared to the same period in 2012 as the decrease in adjusted EBITDA was more than offset by lower borrowing costs following a refinancing at our continental European port operation completed during 2013.

        Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization increased to $250 million for the year ended December 31, 2014, up from $183 million and $118 million for the same period in 2013 and 2012, respectively. The $67 million increase versus 2013 is primarily driven by a full year contribution from the additional investment in our Brazilian toll road operation made in September 2013 and contribution from the close of our South American rail acquisition in August 2014. The increase of $65 million for the year ended December 31, 2013 relative to the same period in 2012, is primarily due to additional depreciation on our recently commissioned Australian rail expansion and toll road acquisitions. Deferred taxes and other expenses for the year ended December 31, 2014 were $39 million compared to $78 million and $1 million for the same period in 2013 and 2012, respectively. The $39 million reduction versus 2013 is primarily the result of breakage costs associated with the refinancing of our rail operation and European port operations during 2012. The negative variance for the year ended December 31, 2013 relative to the same period in 2012 is also primarily the result of the aforementioned breakage costs.

Brookfield Infrastructure 77

Energy Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our energy segment:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Growth capital expenditures	$37	$15	$17
Adjusted EBITDA margin(1)	45%	42%	46%
Funds from operations (FFO)	68	70	76
Maintenance capital	(37)	(39)	(37)

Adjusted funds from operations (AFFO)	$31	$31	$39

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

        Our energy segment generated FFO of $68 million, compared to $70 million in 2013 and $76 million in 2012. Results were lower in 2014 relative to the prior two comparative periods as the benefit of our district energy acquisitions and improved performance at our energy distribution businesses in Australia, were offset by the impact of a challenging North American natural gas market that impacted the results of our gas transmission business.

        The following table presents our energy segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Revenues	$311	$323	$316
Cost attributed to revenues	(172)	(186)	(172)
Adjusted EBITDA	139	137	144

Interest expense	(71)	(69)	(70)
Other income	—	2	2

Funds from operations (FFO)	68	70	76
Depreciation and amortization	(76)	(70)	(59)
Deferred taxes and other items	12	(254)	(17)

Net income (loss)	$4	$(254)	$—

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2014	2013	2012	2014	2013	2012
Transmission, Distribution & Storage	$111	$117	$134	$45	$54	$67
District Energy	28	20	10	23	16	9

Total	$139	$137	$144	$68	$70	$76

        For the year ended December 31, 2014 our transmission, distribution and storage operations reported adjusted EBITDA and FFO of $111 million and $45 million, respectively, versus $117 million and $54 million, respectively, in 2013 and $134 million and $67 million, respectively, in 2012. Adjusted EBITDA and FFO decreased compared to the years ended December 31, 2013 and 2012, due to weak

78 Brookfield Infrastructure

market fundamentals continuing to impact transportation revenues at our North American energy transmission business.

        For the year ended December 31, 2014, our district energy business contributed adjusted EBITDA and FFO of $28 million and $23 million, respectively, versus $20 million and $16 million, respectively, in 2013 and $10 million and $9 million, respectively, in 2012. Results increased as a result of contributions from new district energy systems that came on-line in the fourth quarter of 2013 and the third quarter of 2014 as well as increased contributions from our Australian distribution operation that benefited from higher in-place connections. Prior period balances have been reclassified to include Australian district energy business which was formerly presented as part of our energy distribution segment.

        Non-cash expenses are primarily comprised of depreciation, amortization, impairment charges, deferred taxes and other items. Depreciation and amortization increased to $76 million for the year ended December 31, 2014, up from $70 million and $59 million for the same period in 2013 and 2012, respectively. The increase is primarily due to additional depreciation as a result of acquisitions in our district energy business. Deferred taxes and other expenses for the year ended December 31, 2014 was $12 million of income compared to a $254 million loss and a $17 million loss for the same period in 2013 and 2012, respectively. The increase of $266 million versus the prior year is due primarily to a $275 million impairment charge taken on our North American gas transmission business in 2013. The negative variance for the year ended December 31, 2013 relative to the same period in 2012 is due primarily to the aforementioned impairment charge partially offset by non-recurring breakage costs of $40 million attributable to a refinancing completed at our North American gas transmission business that impacted 2012 results.

Corporate and other

        The following table presents the components of Corporate and Other, on a proportionate basis for the twelve months ended December 31, 2014, 2013 and 2012:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Timber adjusted EBITDA	$—	$39	$48
General and administrative costs	(8)	(8)	(9)
Base management fee	(107)	(102)	(86)

Adjusted EBITDA	(115)	(71)	(47)
Other income	26	6	7
Financing costs
Timber	—	(13)	(28)
Corporate	(14)	(13)	(22)

Funds from operations (FFO)	(103)	(91)	(90)
Deferred taxes and other items	26	(14)	52

Net loss	$(77)	$(105)	$(38)

        In 2013, we completed the sale of our timberland operations for proceeds of $640 million, and as a result eliminated reporting on the timber segment and included results from this business in our Corporate and other segment. The timber business generated FFO for the year ended December 31, 2013 of $25 million compared to $22 million in 2012.

Brookfield Infrastructure 79

        General and administrative costs for the year ended December 31, 2014 were consistent with the comparative periods. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $8 million to $10 million per year on an annualized basis.

        Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt net of cash. The base management fee for the year ended December 31, 2014 increased relative to the same periods in 2013 and 2012 due to an increase in our market capitalization attributable to the higher trading price of our partnership units and equity issuances completed in May 2013 and August 2012. The base management fee for the year ended December 31, 2013 was higher than 2012 due to an increase in our market capitalization attributable to the higher trading price of our partnership units and an equity issuance completed in May 2013.

        Financing costs include interest expense and standby fees on our committed credit facility, less interest earned on cash balances. Corporate financing costs for the year ended December 31, 2014 increased versus 2013 due to higher draws on our credit facility used to bridge finance new investments during 2014. Corporate financing costs for the year ended December 31, 2013 were lower compared 2012 due to lower interest costs on our corporate credit facility following the receipt of our investment grade credit rating, in addition to refinancing higher cost legacy debt with corporate bonds issued in October 2012.

        Other income includes interest and distribution income as well as realized gains earned on corporate financial assets.

        Deferred taxes and other expenses for the year ended December 31, 2014 were $26 million of income compared to a $14 million loss in 2013 and income of $52 million in the same period in 2012. The $40 million variance from prior year is due to the current period benefiting from mark-to-market gains related to our foreign currency hedging program, while the prior period contained mark-to-market losses. The negative variance of $66 million for the year ended December 31, 2013 versus the same period in 2012 is primarily the result of positive fair value adjustments recorded on our timberlands in 2012.

80 Brookfield Infrastructure

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

        To measure performance, we focus on FFO and AFFO, among other measures. We also focus on adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	Year ended December 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2014	2013	2012
Key Metrics
Funds from operations (FFO)	$724	$682	$462
Per unit FFO(1)	3.45	3.30	2.41
Distributions per unit	1.92	1.72	1.50
Payout ratio(2)	62%	57%	66%
Growth of per unit FFO(1)	5%	37%	—
Adjusted funds from operations (AFFO)(3)	593	553	355

(1)
Average units outstanding during the year of 210.1 million (2013: 206.7 million, 2012: 191.5 million).

(2)
Payout ratio is defined as distributions paid per unit (inclusive of GP incentive distributions) divided by FFO.

(3)
AFFO is defined as FFO less maintenance capital expenditures.

        For the year ended December 31, 2014 we posted strong results with FFO totaling $724 million ($3.45 per unit) compared to FFO of $682 million ($3.30 per unit) in 2013 and FFO of $462 million ($2.41 per unit) in 2012. Results increased by 5% and 43% on a per unit basis compared to 2013 and 2012, respectively as organic growth across most of our businesses and incremental earnings on capital that we deployed over the past 2 years more than offset the impact of asset sales. Our payout ratio is 62%, which is at the low end of the target range of 60-70%.

Brookfield Infrastructure 81

        The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Statement of Operating Results
Net income (loss) by segment
Utilities	$154	$236	$111
Transport	103	65	33
Energy	4	(254)	—
Corporate and other	(77)	(105)	(38)

Net income (loss)	$184	$(58)	$106

Adjusted EBITDA by segment
Utilities	$519	$547	$469
Transport	599	497	275
Energy	139	137	144
Corporate and other	(115)	(71)	(47)

Adjusted EBITDA	$1,142	$1,110	$841

FFO by segment
Utilities	$367	$377	$308
Transport	392	326	168
Energy	68	70	76
Corporate and other	(103)	(91)	(90)

FFO	$724	$682	$462

	As of
	December 31, 2014	December 31, 2013
(US$ MILLIONS)
Statement of Financial Position
Total assets by segment
Utilities	$4,805	$4,766
Transport	4,970	4,789
Energy	1,816	1,629
Corporate and other	(56)	(46)

Total assets	$11,535	$11,138

Net debt by segment
Utilities	$2,843	$2,838
Transport	2,513	2,333
Energy	1,030	927
Corporate and other	271	(146)

Net debt	$6,657	$5,952

Partnership capital by segment
Utilities	$1,962	$1,928
Transport	2,457	2,456
Energy	786	702
Corporate and other	(327)	100

Partnership capital	$4,878	$5,186

82 Brookfield Infrastructure

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at December 31, 2014 and 2013 were insignificant and would not adversely impact our ability to meet cash obligations.

        Our group-wide liquidity at December 31, 2014 was $2,125 million and was comprised of the following:

	As of
(US$ MILLIONS)	December 31, 2014	December 31, 2013
Corporate cash and cash equivalents	$317	$523
Committed corporate credit facility	1,400	1,400
Draws on corporate credit facility	(246)	—
Commitments under corporate credit facility	(110)	(99)
Proportionate cash retained in businesses	380	330
Proportionate availability under subsidiary credit facilities	384	428

Group-wide liquidity	$2,125	$2,582

        At December 31, 2014, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure's present requirements. We finished the year with group-wide liquidity of approximately $2,125 million, down from $2,582 million at December 31, 2013 primarily as a result of financing new investments during the year. At the corporate level, we ended the year with $1,361 million of liquidity, a decrease of $463 million compared to the prior year. The decrease was primarily attributable to funding acquisitions during the year including our U.S. district energy businesses, Brazilian rail business and North American gas storage operations.

Brookfield Infrastructure 83

        We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of December 31, 2014, scheduled principal repayments over the next five years are as follows:

(US$ MILLIONS)	Average Term (years)	2015	2016	2017	2018	2019	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$—	$—	$342	$—	$246	$—	$588

Total recourse borrowings	3	—	—	342	—	246	—	588

Non-recourse borrowings(1)(2)
Utilities	10	1	272	46	2	41	2,529	2,891
Transport	9	242	24	203	317	57	1,961	2,804
Energy	8	2	—	530	—	145	394	1,071

Total non-recourse borrowings(1)(2)	10	245	296	779	319	243	4,884	6,766

Total borrowings(3)	10	$245	$296	$1,121	$319	$489	$4,884	$7,354

Cash retained in businesses
Utilities								$48
Transport								291
Energy								41
Corporate and other								317

Total cash retained								$697

Net debt
Utilities								$2,843
Transport								2,513
Energy								1,030
Corporate								271

Total net debt		3%	4%	15%	4%	7%	67%	$6,657

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

(3)
As of December 31, 2014, approximately 30% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 18% of our total borrowings.

        The average cash interest rates for our utilities, transport, energy and corporate segments were 5.5%, 6.4%, 6.9% and 3.4%, respectively (December 31, 2013: 5.6%, 6.5%, 6.9% and 3.5% respectively).

84 Brookfield Infrastructure

        Our debt has an average term of 10 years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2014 was 59%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
(US$ MILLIONS)	2014	2013
Consolidated debt	$6,809	$6,167
Add: proportionate share of debt of investments in associates:
Utilities	684	716
Transport	1,140	885
Energy	—	779
Add: proportionate share of debt directly associated with assets held for sale	809	—
Less: borrowings attributable to non-controlling interest	(1,834)	(1,675)
Premium on debt and cross currency swaps	(254)	(67)

Proportionate debt	$7,354	$6,805

CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2014:

	Payments due by period
(US$ MILLIONS)	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$627	$413	$85	$8	$121
Interest-bearing liabilities(1)	9,667	347	637	1,840	6,843
Finance lease liabilities	7	3	1	2	1
Other long-term liabilities	469	106	56	231	76

	$10,770	$869	$779	$2,081	$7,041

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $306 million, $298 million, $818 million and $1,354 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

        In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus recourse debt of our partnership net of cash. As of December 31, 2014, this fee is estimated to be approximately $116 million per year based on our current market capitalization and unit price.

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

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

Brookfield Infrastructure 85

        The following table presents our hedged position in foreign currencies as of December 31, 2014:

	Net Investment Hedges
(US$ MILLIONS)	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP
Equity Investment—US$	$823	$1,531	$984	$1,041	$118	$152	$165	$64
FX contracts—US$	2,689	(1,422)	(984)	—	—	(152)	(131)	—

Net unhedged—US$	$3,512	$109	$—	$1,041	$118	$—	$34	$64

        At December 31, 2014, 72% of our net equity investment was denominated in U.S. dollars after the impact of hedges. For the 12 months ended December 31, 2014, we recorded gains in other comprehensive income of $141 million related to these contracts.

OTHER MARKET RISKS

Inflation Risk

        Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our South American electricity transmission operations and a portion of our toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento ("UF") which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. However, we believe this is offset by the nature of our revenues which are in large part indexed to Chilean inflation.

Commodity Risk

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long term, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore exports and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavour to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are not always able to be achieved and in any event the contract terms are finite and may include suspension or termination rights in favour of the customer. Accordingly, a long term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. Furthermore, our North American gas transmission operations have direct natural gas exposure as it collects more natural gas from customers than it consumes and resells the balance; however, this exposure has been significantly reduced as a result of the FERC settlement agreed to in July 2011. See Item 4.B "Business Overview" for more information.

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

        We do not currently use any hedging strategies or instruments to manage the commodity risks in our operations.

86 Brookfield Infrastructure

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

        The following table highlights the sources and uses of cash for the year:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Funds from operations (FFO)	$724	$682	$462
Less maintenance capital	(131)	(129)	(107)

Funds available for distribution (AFFO)	593	553	355
Distributions paid	(448)	(388)	(304)

Funds available for reinvestment	145	165	51

Growth capital expenditures	(611)	(504)	(565)
Asset level debt funding of growth capex	339	288	437
New investments, net of disposals	(310)	528	(1,012)
Asset level financings (repayments)	77	419	(374)
Draws (repayments) on corporate credit facility	246	(546)	546
Corporate debt issuance, net	—	—	408
Proceeds from equity issuance	—	335	497
Changes in working capital and other	(42)	(42)	16

Change in proportionate cash retained in business	(156)	643	4
Opening, proportionate cash retained in business	853	210	206

Closing, proportionate cash retained in business	$697	$853	$210

        The following table presents the components of growth and maintenance capital expenditures by operating segment:

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Growth capital expenditures by segment
Utilities	$242	$277	$187
Transport	332	212	361
Energy	37	15	17

	$611	$504	$565

	Current Annual Estimated Sustaining Capex
			Year ended December 31
			2014	2013	2012
(US$ MILLIONS)	Low	High
Maintenance capital expenditures by segment
Utilities	$15	$20	$14	$27	$25
Transport	90	100	80	63	45
Energy	25	35	37	39	37

	$130	$155	$131	$129	$107

Brookfield Infrastructure 87

        For the year ended December 31, 2014, our maintenance capital expenditures were within the expected average annual range required to maintain our infrastructure assets. Maintenance capital expenditures were $14 million for the current period for our Utilities segment, which is lower than the average annual sustainable level of $15 million to $20 million. The lower than average expenditures are primarily attributable to timing of certain larger scale projects at our South American electricity transmission business. Maintenance capital expenditures were $80 million for the current period for our Transport segment, which is lower than the average annual sustainable level of $90 million to $100 million. The lower than average expenditures are primarily attributable to timing of certain larger scale projects at our Australian rail and South American toll road operations. Maintenance capital expenditures were $37 million for the current period for our energy segment, which is higher than the average annual sustainable level of $25 million to $35 million. The higher than average expenditures are primarily attributable to timing of certain larger scale projects at our North American energy transmission business that are non-recurring.

PARTNERSHIP CAPITAL

        As of December 31, 2014, our partnership owned limited partnership units that represented approximately 71.5% of the Holding LP's total outstanding units, and Brookfield owned Redeemable Partnership Units that represented approximately 28% of the Holding LP's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the units issued by Brookfield Infrastructure and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of Brookfield Infrastructure. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2014, Brookfield's aggregate limited partnership interest in our partnership would be approximately 28.1%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        As of December 31, 2014 Brookfield also owned Special Limited Partner Units that represented approximately 0.5% of the Holding LP's total outstanding units. Brookfield is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on our units exceed specified target levels. To the extent distributions on our units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on our units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year ended December 31, 2014, the partnership paid incentive distributions of $44 million (2013: $31 million, 2012: $16 million).

88 Brookfield Infrastructure

        The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2014	December 31, 2013
Redeemable Partnership Units	58,739,416	58,739,416
Special Limited Partner Units(1)	1,066,928	1,066,928
Managing General Partner Units(1)	150,318,306	150,252,174

Total	210,124,650	210,058,518

(1)
On March 28, 2014, our partnership and the Holding LP underwent a restructuring, which redesignated our partnership's limited partnership interest in the Holding LP as Managing General Partner Units and re-designated Brookfield's general partnership interest in the Holding LP as Special Limited Partner Units.

        During 2014 and 2013, our outstanding issued Redeemable Partnership Units changed as follows:

	2014		2013
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,178	58,739,416	$1,084	56,137,081
Units issued	—	—	94	2,602,335

Outstanding at end of year	$1,178	58,739,416	$1,178	58,739,416

        During 2014 and 2013, our outstanding issued Special Limited Partner Units changed as follows:

	2014		2013
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,928	$19	1,066,928

Outstanding at end of year	$19	1,066,928	$19	1,066,928

        During 2014 and 2013, our outstanding issued Managing General Partner Units changed as follows:

	2014		2013
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$3,199	150,252,174	$2,955	143,567,955
Units issued	2	66,132	244	6,684,219

Outstanding at end of year	$3,201	150,318,306	$3,199	150,252,174

        In March 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. The limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP preferred units, authorize and create the Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units with terms substantially mirroring the preferred units, Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively. Our Partnership issued five million Series 1

Brookfield Infrastructure 89

Preferred Units at an offering price of C$25.00 per unit under its shelf registration in Canada and acquired five million Holding LP Series 1 Preferred Units at the offering price.

        In October 2014, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid. Repurchases were authorized to commence on October 6, 2014 and ending on October 5, 2015 or earlier if repurchases were completed prior to such date. In the year ended December 31, 2014, no units were repurchased and cancelled under this program or our program that was in effect prior to October 1, 2014. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

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

        In May 2013, our partnership issued 6,528,665 units at a gross price of $37.75 under our shelf registrations in the U.S. and Canada. In addition, the Holding LP issued 2,602,335 Redeemable Partnership Units to Brookfield at $36.24. In total, approximately $330 million of net proceeds were raised through this issuance.

        In August 2012, our partnership issued 11,132,000 units at a gross price of $33.25 under our shelf registrations in the U.S. and Canada. In addition, the Holding LP issued 4,439,000 Redeemable Partnership Units to Brookfield at $31.92. In total, $497 million of net proceeds were raised through this issuance.

        In June 2010, we implemented a distribution reinvestment plan ("Plan"), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 66,132 units (2013: 155,554 units).

RELATED PARTY TRANSACTIONS

        We have entered into a number of related party transactions with Brookfield. See Item 7.B—"Related Party Transactions."

OFF-BALANCE SHEET ARRANGEMENTS

        Brookfield Infrastructure has no off-balance sheet arrangements.

        Brookfield Infrastructure, on behalf of our subsidiaries provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2014, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $110 million.

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

90 Brookfield Infrastructure

nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

        To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

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

  •
  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

  •
  FFO does not include breakage and transaction costs or non-cash valuation gains, losses and impairment charges.

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

Brookfield Infrastructure 91

        The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.

	Year ended December 31
(US$ MILLIONS)	2014	2013	2012
Net income (loss) attributable to partnership(1)	$184	$(58)	$106
Add back or deduct the following:
Depreciation and amortization	481	400	300
Impairment charge	—	275	16
Deferred income taxes	(2)	65	(37)
Gain on sale of associate	—	(53)	—
Mark-to-market on hedging items	(39)	(7)	50
Valuation losses and other	100	60	27

FFO	724	682	462
Maintenance capital	(131)	(129)	(107)

AFFO	$593	$553	$355

(1)
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        The difference between net income and FFO is primarily attributable to depreciation and amortization expenses of $481 million and valuations losses and other of $100 million mostly associated with foreign exchange losses on translation of U.S. denominated debt at our Chilean electricity transmission system and other expenses at our toll road operations.

        We also use adjusted EBITDA as a measure of performance. We define adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Reconciliation of Operating Segments

        Adjusted EBITDA, FFO, and AFFO are presented based on Brookfield Infrastructure's proportionate share of results in operations accounted for using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership's overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure's proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

92 Brookfield Infrastructure

        The following tables present each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See "Discussion of Segment Reconciling Items" on page 96 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

						Contribution from investments in associates
	Total attributable to Brookfield Infrastructure						Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(821)	$597	$(137)	$1,924
Costs attributed to revenues	(217)	(639)	(172)	—	(1,028)	437	(304)	49	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(384)	293	(88)
Other income (expense)	6	(34)	—	26	(2)	23	(10)	—	11
Interest expense	(158)	(173)	(71)	(14)	(416)	102	(106)	58	(362)

FFO	367	392	68	(103)	724	(259)	177	(30)
Depreciation and amortization	(155)	(250)	(76)	—	(481)	167	(111)	45	(380)
Deferred income taxes	(27)	8	5	16	2	(35)	(14)	(2)	(49)
Mark-to-market on hedging items	7	4	(4)	32	39	(3)	2	—	38
Valuation (losses) gains and other	(38)	(51)	11	(22)	(100)	72	(9)	(5)	(42)
Share of earnings from associates	—	—	—	—	—	58	—	—	58
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(8)	(8)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(45)	—	(45)

Net income (loss) attributable to partnership(2)	$154	$103	$4	$(77)	$184	$—	$—	$—	$184

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

Brookfield Infrastructure 93

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(761)	$551	$(255)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	414	(287)	121	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(347)	264	(134)
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	97	(108)	72	(362)

FFO	377	326	70	(91)	682	(233)	143	(44)
Depreciation and amortization	(147)	(183)	(70)	—	(400)	115	(92)	48	(329)
Impairment charge	—	—	(275)	—	(275)	—	—	275	—
Deferred taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	70	(2)	(63)	(55)
Share of earnings from associates	—	—	—	—	—	56	—	—	56
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(228)	(228)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(2)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2012 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$774	$738	$316	$143	$1,971	$(543)	$422	$(326)	$1,524
Costs attributed to revenues	(305)	(463)	(172)	(95)	(1,035)	335	(229)	163	(766)
General and administrative costs	—	—	—	(95)	(95)	—	—	—	(95)

Adjusted EBITDA	469	275	144	(47)	841	(208)	193	(163)
Other income (expense)	6	(1)	2	7	14	3	(7)	(2)	8
Interest expense	(167)	(106)	(70)	(50)	(393)	75	(95)	91	(322)

FFO	308	168	76	(90)	462	(130)	91	(74)
Depreciation and amortization	(123)	(118)	(59)	—	(300)	79	(52)	43	(230)
Impairment charge	—	(16)	—	—	(16)	16	—	—	—
Deferred taxes	11	(2)	31	(3)	37	(7)	14	(2)	42
Mark-to-market on hedging items	(10)	(2)	(17)	(21)	(50)	(1)	(14)	16	(49)
Valuation (losses) gains and other	(75)	3	(31)	76	(27)	31	14	(30)	(12)
Share of earnings from associates	—	—	—	—	—	12	—	—	12
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	179	179
Net income attributable to non-controlling interest	—	—	—	—	—	—	(53)	(132)	(185)

Net income (loss) attributable to partnership(2)	$111	$33	$—	$(38)	$106	$—	$—	$—	$106

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

94 Brookfield Infrastructure

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

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,805	$4,970	$1,816	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

(1)
The above table provides each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure's proportionate assets to total assets presented on our partnership's consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Brookfield Infrastructure 95

Discussion of Segment Reconciling Items

        The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non—controlling interest in the determination of adjusted EBITDA, FFO and Net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(116)	$(268)	$—	$—	$(384)
Attribution to non-controlling interest	198	62	33	—	293
Discontinued operations	—	—	(88)	—	(88)

Adjusted EBITDA	82	(206)	(55)	—	(179)
Adjustments to items comprising adjusted FFO(2)
Contributions from investment in associates	23	106	—	(4)	125
Attribution to non-controlling interest	(66)	(32)	(16)	(2)	(116)
Discontinued operations	—	—	58	—	58

FFO	39	(132)	(13)	(6)	(112)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	93	162	—	4	259
Attribution to non-controlling interest	(132)	(30)	(17)	2	(177)
Discontinued operations	—	—	30	—	30

Net income attributable to partnership	$—	$—	$—	$—	$—

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(176)	$(170)	$(1)	$—	$(347)
Attribution to non-controlling interest	172	59	33	—	264
Discontinued operations	—	—	(95)	(39)	(134)

Adjusted EBITDA	(4)	(111)	(63)	(39)	(217)
Adjustments to items comprising adjusted FFO(2)
Contributions from investment in associates	40	74	—	—	114
Attribution to non-controlling interest	(86)	(25)	(10)	—	(121)
Discontinued operations	—	—	59	31	90

FFO	(50)	(62)	(14)	(8)	(134)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	136	97	—	—	233
Attribution to non-controlling interest	(86)	(35)	(22)	—	(143)
Discontinued operations	—	—	36	8	44

Net income attributable to partnership	$—	$—	$—	$—	$—

96 Brookfield Infrastructure

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(146)	$(61)	$(1)	$—	$(208)
Attribution to non-controlling interest	150	34	9	—	193
Discontinued operations	—	—	(115)	(48)	(163)

Adjusted EBITDA	4	(27)	(107)	(48)	(178)
Adjustments to items comprising adjusted FFO(2)
Contributions from investment in associates	42	37	—	(1)	78
Attribution to non-controlling interest	(84)	(17)	(1)	—	(102)
Discontinued operations	—	—	63	26	89

FFO	(38)	(7)	(45)	(23)	(113)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	104	24	1	1	130
Attribution to non-controlling interest	(66)	(17)	(8)	—	(91)
Discontinued operations	—	—	52	22	74

Net income attributable to partnership	$—	$—	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense and cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

        Contributions from investments in associates increased compared to 2013 as the sale of our Australasian regulated distribution operation and lower transportation volumes at our North American gas transmission business. These contributions were more than offset by the contributions from the additional investment in our Brazilian toll roads made in September 2013, the acquisition of our Brazilian rail business completed in the third quarter of 2014 and investments in our rate base and inflation indexation at our electricity transmission operations.

        Attribution to non-controlling interest increased over the prior year primarily due to improved performance at our UK regulated distribution business that benefited from a higher rate base and inflation indexation. In addition to contributions from three U.S. district energy acquisitions completed in the fourth quarter of 2013, third quarter of 2014 and fourth quarter of 2014, respectively and the acquisition of our Colombian regulated distribution operation completed January 2012. Compared to 2012 attribution to non-controlling interest increased as the incremental investment in our Chilean toll road in the fourth quarter of 2012 led to a change in the basis of presentation from an investment in associate to the consolidation of a non-wholly owned subsidiary.

        For the year ended December 31, 2014, contributions from discontinued operations are comprised of the results of our North American gas transmission business as management initiated a plan to dispose its interest in the business and expects to complete the sale during the year ending December 31, 2015. For the years ending December 31, 2013 and 2012 income from discontinued operations also includes the results of our Canadian and U.S. freehold timberland operations which were sold in the second and third quarter of 2013, respectively.

Brookfield Infrastructure 97

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

Financial instruments

        Critical judgments associated with the partnership's financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward-looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely the partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company's counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13. The fair value of the partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2014 and 2013. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill and intangibles with indefinite lives

        The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

98 Brookfield Infrastructure

ADOPTION OF ACCOUNTING STANDARDS

(a)   Recently Adopted Accounting Standards and Amendments

        Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these Standards on the partnership's accounting policies and disclosures are as follows:

IFRIC 21 Levies—("IFRIC 21")

        IFRIC 21, Levies ("IFRIC 21") provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure's accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation—("IAS 32")

        IAS 32, Financial Instruments: Presentation ("IAS 32") was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of "currently has a legally enforceable right of set-off", the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructure's accounting for or presentation of financial instruments for the current and prior periods presented.

(b)   Future Changes in Accounting Policies

Standards issued, but not yet adopted

IAS 16 Property, Plant, and Equipment—("IAS 16") and IAS 38 Intangible Assets—("IAS 38")

        IAS 16, Property, Plant, and Equipment—("IAS 16") and IAS 38, Intangible Assets—("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs"). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11 Construction Contracts and a number of revenue-related

Brookfield Infrastructure 99

interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments—("IFRS 9")

        In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT

6.A    DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of our General Partner

        As required by law, our limited partnership agreement provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our General Partner serves as our partnership's general partner and has a board of directors. Our General Partner has no executive officers. Our General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors in Bermuda.

        The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell(2) Saint John, Canada	68	Chair	Director
Jeffrey Blidner Toronto, Canada	67	Director	Senior Managing Partner of Brookfield Asset Management
John Fees Lynchburg, Virginia	57	Director	Chairman of The Babcock & Wilcox Company
David Hamill(2,3) Ipswich, Qld, Australia	57	Director	Director
Arthur Jacobson, Jr.(2) Malibu, California	52	Director	Director
Don Mackenzie Pembroke, Bermuda	54	Director	Chairman and Owner of New Venture Holdings

100 Brookfield Infrastructure

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Rafael Miranda Robredo(2) Madrid, Spain	65	Director	Director
Anne Schaumburg(3) Short Hills, New Jersey	65	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	65	Director	Chief Financial Officer, Anglesey Mining PLC, a mining company

(1)
The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)
Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)
Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is an audit committee financial expert.

        Set forth below is biographical information for our General Partner's current directors.

        Derek Pannell.    Derek has served as a director of our General Partner since June 15, 2007. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 42 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and African Barrick Gold until April 2013 and currently serves on the board of Agrium Inc. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.

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

        John Fees.    John joined as a director of our General Partner on April 22, 2013. He is the Chairman of The Babcock & Wilcox Company, having assumed this role after completing the spin-off of The Babcock & Wilcox Company to McDermott International shareholders. John is a 30 year veteran of McDermott International, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.

        David Hamill.    David has served as a director of our General Partner since December 31, 2010. He is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. David retired from the Queensland Parliament in February 2001. David holds a Bachelor of Arts (Honours) from the University of Queensland, a

Brookfield Infrastructure 101

Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

        Arthur Jacobson, Jr.    Arthur has served as a director of our General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was a partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.

        Don Mackenzie.    Don joined as a director of our General Partner on April 22, 2013. He is the Chairman and Owner of New Venture Holdings, a well-established privately owned holding company with operating company and real estate investments in Bermuda and Canada. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

        Rafael Miranda Robredo.    Rafael joined as a director of our General Partner on April 22, 2013. He is the Chairman of Acerinox S.A., Hispania Activos lnmobiliarios S.A. and the Endesa Foundation, Honorary Chairman of Eurelectric, the European Electricity Association, Chairman of the Social Council of Burgos University and, until April 2013, a board member of Enersis, the company which manages all of Endesa's investments in Latin America. He joined Endesa, Spain's largest electric company in 1987 as managing director, and served as the company's CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University, and a Master's degree in Management Science from the Industrial Organization E.O.I.

        Anne Schaumburg.    Anne has served as a director of our General Partner since November 3, 2008. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was with the Global Energy Group of Credit Suisse First Boston, where she last served as Managing Director. From 1979 to 1984, she was with the Utilities Group at Dean Witter Financial Services Group, where she last served as Managing Director. From 1971 to 1978, Anne was at First Boston Corporation in the Public Utilities Group. Anne is a graduate of the City University of New York.

        Danesh Varma.    Danesh has served as a director of our General Partner since June 15, 2007. He is the Chief Financial Officer of Anglesey Mining PLC, Minco plc., Xterra Inc. and Conquest Resources Limited. He joined Minco plc and Conquest Resources Limited in 2006, Xterra Inc. in 2008 and Anglesey Mining PLC in 2014. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Accountant.

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

102 Brookfield Infrastructure

arrangement and compromise previously approved by Fraser Papers' creditors, which was completed in May 2011.

        Director of our General Partner, Mr. Danesh Varma, has acted as a director of various corporations in several jurisdictions around the world. He was a director and officer of American Resource Corporation Limited when it became subject to a cease trade order by the Ontario Securities Commission in June 2004 for failure to file its audited annual financial statements for the year ended December 31, 2003 and the first quarter interim unaudited financial statements for the period ended March 31, 2004. The cease trade order was lifted in June 2008.

Our Management

        Our General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Service Provider's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 28,000 operating employees and over 600 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Jeffrey Blidner	67	38	13	Chair
Sam Pollock	48	25	20	Chief Executive Officer
Bahir Manios	36	13	10	Chief Financial Officer

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, transport, and energy operations. Set forth below is biographical information for Messrs. Pollock, and Manios, however, for biographical information regarding Mr. Blidner see Item 6.A "Directors and Senior Management—Board of Directors of our General Partner":

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

        Bahir Manios.    Bahir is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Service Provider. In his capacity as Chief Financial Officer of the Service Provider, Bahir is responsible for the Infrastructure Group's financial reporting, risk management, investor relations, taxation, corporate finance and overall funding activities of the organization. Bahir began his career at one of the big four accounting firms where he worked in the assurance and business advisory practice, and joined Brookfield in 2004. A graduate of the school of business and economics at Wilfrid Laurier University in 2001, Bahir is a member of the Chartered Professional Accountants of Canada.

        See also information contained in this annual report on Form 20-F under Item 6.C "Board Practices," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Brookfield Infrastructure 103

Our Master Services Agreement

        The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.

        The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and is available to our unitholders and preferred unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on Display."

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

104 Brookfield Infrastructure

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

        Notwithstanding the foregoing all investment advisory services (as defined in the Master Services Agreement) must be provided solely to the Holding LP.

        The Service Provider's activities are subject to the supervision of the board of directors or equivalent governing body of our General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

        Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management Fee

        Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

        The table below sets forth the management fees for the years ended December 31, 2014, 2013 and 2012, respectively.

	Year ended December 31
MILLIONS	2014	2013	2012
Base management fee	$107	$102	$86

Brookfield Infrastructure 105

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

106 Brookfield Infrastructure

Termination

        The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days' prior written notice of termination from our General Partner to the Service Provider if any of the following occurs:

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

        The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield experiences a change of control. Our General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our General Partner's independent directors.

        Our Master Services Agreement expressly provides that the agreement may not be terminated by our General Partner due solely to the poor performance or the underperformance of any of our operations.

        The Service Provider may terminate the Master Services Agreement upon 30 days' prior written notice of termination to our General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.

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

Brookfield Infrastructure 107

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

6.B    COMPENSATION

        During the year ended December 31, 2014, our General Partner paid each of its directors $60,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2014 paid the chairperson of the board of directors $110,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2014 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson's total remuneration for the 2014 fiscal year $80,000.

        Our General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Provider pursuant to which the Service Provider provides or arranges for other service providers to provide day-to-day management and administrative services for our partnership and the other Service Recipients. The fees payable under the Master Service Agreement are set forth under Item 6.A "Directors and Senior Management—Our Master Services Agreement—Management Fee." In addition, Brookfield is entitled to receive incentive distributions from the Holding LP described under Item 7.B "Related Party Transactions—Incentive Distributions."

        Pursuant to the Master Service Agreement, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A "Directors and Senior Management—Our Management," are not compensated by our partnership or our General Partner. Instead, they will continue to be compensated by Brookfield.

6.C    BOARD PRACTICES

Board Structure, Practices and Committees

        The structure, practices and committees of our General Partner's board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our General Partner's By-laws. Our General Partner's board of directors is responsible for exercising the management, control, power and authority of the General Partner except as required by applicable law or the By-laws of the General Partner. The following is a summary of certain provisions of those By-laws that affect our partnership's governance.

Size, Independence and Composition of the Board of Directors

        Our General Partner's board of directors is currently set at nine directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from

108 Brookfield Infrastructure

time-to-time by a resolution of our General Partner's shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

        If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our General Partner's By-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and Removal of Directors

        Our General Partner's board of directors was appointed by its shareholders and each of its current directors will serve until the close of the next annual meeting of shareholders of our General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our General Partner's shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our General Partner's shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

        Our General Partner's board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our General Partners' board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

        Our General Partner's independent directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

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

  •
  determinations regarding the payment of fees under the Master Services Agreement in units of our partnership or the Holding LP or the deferral of incentive distributions under the Holding LP's limited partnership agreement;

Brookfield Infrastructure 109

  •
  approval of the protocol governing the allocation of employees between our partnership and the Service Provider;

  •
  any other material transaction involving us and Brookfield; and

  •
  termination of, or any determinations regarding indemnification under, the Master Services Agreement.

        Our conflicts protocol requires the transactions described above to be approved by a majority of our General Partner's independent directors. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

Transactions in which a Director has an Interest

        A director who directly or indirectly has an interest in a contract, transaction or arrangement with our General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director's interest has been disclosed or the transaction is fair to our General Partner and our partnership at the time it is approved.

Service Contracts

        There are no service contracts with directors that provide benefit upon termination of employment.

Audit Committee

        Our General Partner's board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. Not more than 50% of the audit committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The audit committee is responsible for assisting and advising our General Partner's board of directors with matters relating to:

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

110 Brookfield Infrastructure

charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

Nominating and Governance Committee

        Our General Partner's board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of independent directors and not more than 50% of the nominating and corporate governance committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

        The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner's shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at www.brookfieldinfrastructure.com/aboutus/governance and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

        Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under our Limited Partnership Agreement.

Our General Partner's By-laws

        Bermuda law permits the By-laws of an exempted company, such as our General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company to pay

Brookfield Infrastructure 111

or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

        Under our General Partner's By-laws, our General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership's investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our General Partner's By-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our General Partner's By-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

        Our partnership has obtained insurance coverage under which the directors of our General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our General Partner, including certain liabilities under securities laws.

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

6.E    SHARE OWNERSHIP

        Each of our directors and officers of our General Partner own less than one percent of our units.

112 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2014.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	58.8 million	(3)	28.1%	(3)
Partners Limited	61.0 million	(4)	29.2%	(4)
1832 Asset Management, L.P.	9.5 million	(5)	6.33%
ClearBridge Investments, LLC	9.0 million	(6)	5.99%

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

(2)
Except as set forth in footnotes (3) and (4) below, the percentages shown are based on 150,318,306 units outstanding as of December 31, 2014.

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

(5)
Based on a Schedule 13F filed by 1832 Asset Management, L.P. (formerly GCIC Ltd) with the SEC showing that it held 9,517,974 units on December 31, 2014.

(6)
Based on a Schedule 13F filed by ClearBridge Investments, LLC with the SEC showing that it held 9,008,787 units on December 31, 2014.

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

        As of December 31, 2014, 133,589 of our outstanding units were held by 996 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of December 31, 2014, DTC was the holder of record of 148,826,727 units.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Brookfield Infrastructure 113

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

114 Brookfield Infrastructure

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

        Pursuant to the Relationship Agreement, Brookfield Asset Management has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:

  •
  voted in favour of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held;

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

        For these purposes, the relevant entity may maintain, from time-to—time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.

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

Voting Agreements

        Our partnership has entered into voting agreements ("Voting Agreements") with Brookfield that permit our partnership (or our partnership's designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving the following entities:

  •
  Brookfield Ports (UK) Limited, which controls our UK port operation;

Brookfield Infrastructure 115

  •
  Brookfield Global Funds GP Limited, which controls our Australian regulated terminal operation;

  •
  BAIF CSC Manager (Delaware) LLC, which controls our New England electricity transmission operation;

  •
  Empresa de Energia de Boyacá SA and BCIF Holdings Colombia I S.A.S., which together control our Colombian distribution business;

  •
  1870448 Ontario Inc., which controls our North American gas storage operation;

  •
  Brookfield Americas Infrastructure Holdings I Limited, which controls our Chilean toll roads;

  •
  District Energy Holdings LP and BIF II MM Seattle (Delaware), LLC, which together control our U.S. district energy operations;

  •
  BIF II CalGas (Delaware) LLC, which controls our North American west coast gas storage operation;

  •
  BIF II GP Bermuda Limited, which has undertaken an investment in certain debt securities; and

  •
  Enwave Energy Corporation, which controls our Canadian district energy operation.

        Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the above noted entities will be voted in favour of the election of directors or officers (or their equivalent, if any) approved by our partnership (or our partnership's designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights involving the above noted entities at the direction of our partnership (or our partnership's designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, our partnership or our partnership's designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our partnership or our partnership's designated affiliates, as applicable, in their discretion.

        Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that our General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that our partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, (iv) at such time that the Infrastructure General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Infrastructure Special LP, or (v) upon 30 days' notice given by our partnership. In addition, any party to a Voting Agreement is permitted to terminate the Voting Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable regulation and through no fault of its own, continued participation in the Voting Agreement would have a material adverse effect on such party. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.

116 Brookfield Infrastructure

        The Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in accordance with the direction of our partnership with respect to the approval or rejection of the matters noted above.

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

Brookfield Infrastructure 117

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

General Partner Distributions

        Pursuant to our Limited Partnership Agreement, our General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions on the units of our partnership. See Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement."

Special Limited Partner Distributions

        Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special limited partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP's special limited partnership interest in the Holding LP which is equal to approximately 0.5% of the total distributions on the units of the Holding LP. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions." In addition, it is entitled to receive the incentive distributions described above under "—Incentive Distribution."

Distribution Reinvestment Plan

        The Holding LP has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP's distribution reinvestment plan. In addition, our partnership adopted a distribution reinvestment plan

118 Brookfield Infrastructure

which became effective on June 29, 2010. The following is a summary description of the principal terms of our partnership's distribution reinvestment plan.

        Pursuant to the distribution reinvestment plan, holders of our units may elect to have distributions paid on our units held by them automatically reinvested in additional units to be held for the account of the unitholder in accordance with the terms of the distribution reinvestment plan, provided that there are not any laws or governmental regulations in the unitholder's jurisdiction that may limit or prohibit participation and, in the case of DTC participants, where DTC permits participation by participants. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.

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

Brookfield Infrastructure 119

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

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our Limited Partnership Agreement, our General Partner's By-laws, the Holding LP's limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A "Directors and Senior Management—Our Master Services Agreement," Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability" and Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Indemnification; Limitations of Liability."

Licensing Agreements

        Our partnership and the Holding LP have each entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted a non- exclusive, royalty-free license to use the name "Brookfield" and the Brookfield logo. Other than under this limited license, we do not have a legal right to the "Brookfield" name and the Brookfield logo in the United States and Canada.

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

Conflicts of Interest and Fiduciary Duties

        Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and preferred

120 Brookfield Infrastructure

unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

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

  •
  our arrangements with Brookfield were negotiated in the context of the spin-off, which may have resulted in those arrangements containing terms that are less favourable than those which otherwise might have been obtained from unrelated parties;

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

  •
  Brookfield does not owe our partnership or our unitholders and preferred unitholders any fiduciary duties, which may limit our recourse against it; and

  •
  the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders.

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the

Brookfield Infrastructure 121

independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts protocol, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 28.1% indirect interest in our partnership held by Brookfield.

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

        Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General

122 Brookfield Infrastructure

Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

        Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol.

        In addition, the Bermuda Limited Partnership Act, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our General Partner owes any such fiduciary duties to our partnership, our unitholders and preferred unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

        In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.

        These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us, our unitholders and preferred unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our General Partner to attract and retain experienced and capable directors and to take

Brookfield Infrastructure 123

actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D "Risk Factors—Risks Relating to Our Relationship with Brookfield—Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders."

7.C    INTEREST OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        Please see Item 18 below for additional information required to be disclosed under this Item.

8.B    SIGNIFICANT CHANGES

        Please see Item 3 "Key Information," Item 4 "Information on the Company," Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operation" for additional information. In March 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. The limited partnership agreement to permit the authorization and issuance of Holding LP preferred units, authorize and create the Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units with terms substantially mirroring the preferred units, Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively. Our Partnership issued 5 million Series 1 Units at an offering price of C$25.00 per unit under its shelf registration in Canada and acquired 5 million Holding LP Series 1 Preferred Units at the offering price. On March 28, 2014, we effected a restructuring pursuant to which the Holding LP's limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify our governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP. As a result, the voting agreement between our partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP's former general partner as directed by our partnership, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the General Partner and the former general partner of the Holding LP. The economic interests of our partnership were not affected by these changes. See Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership" and Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement".

124 Brookfield Infrastructure

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the past five years:

	High	Low
Year Ended December 31, 2010	$23.34	$14.95
Year Ended December 31, 2011	$27.86	$21.08
Year Ended December 31, 2012	$36.70	$27.98
Year Ended December 31, 2013	$41.27	$34.19
Year Ended December 31, 2014	$42.99	$35.72

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2013 to March 31, 2013	$40.40	$35.85
April 1, 2013 to June 30, 2013	$39.72	$34.19
July 1, 2013 to September 30, 2013	$38.24	$34.35
October 1, 2013 to December 31, 2013	$41.27	$36.42
January 1, 2014 to March 31, 2014	$39.45	$35.72
April 1, 2014 to June 30, 2014	$41.95	$38.28
July 1, 2014 to September 30, 2014	$42.65	$38.00
October 1, 2014 to December 31, 2014	$42.99	$37.10

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
September 1, 2014 to September 30, 2014	$42.36	$38.00
October 1, 2014 to October 31, 2014	$40.59	$37.10
November 1, 2014 to November 30, 2014	$41.97	$39.57
December 1, 2014 to December 31, 2014	$42.99	$39.59
January 1, 2015 to January 31, 2015	$43.33	$41.90
February 1, 2015 to February 28, 2015	$46.41	$42.28

        The following table sets forth the annual high and low prices for our units on the TSX for the past five years, in Canadian dollars:

	High	Low
January 1, 2010 to December 31, 2010	$23.31	$15.94
January 1, 2011 to December 31, 2011	$28.35	$19.68
January 1, 2012 to December 31, 2012	$36.27	$28.13
January 1, 2013 to December 31, 2013	$43.08	$35.33
January 1, 2014 to December 31, 2014	$48.91	$39.50

Brookfield Infrastructure 125

        The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars:

	High	Low
January 1, 2013 to March 31, 2013	$41.25	$35.33
April 1, 2013 to June 30, 2013	$40.80	$35.50
July 1, 2013 to September 30, 2013	$39.44	$36.00
October 1, 2013 to December 31, 2013	$43.08	$38.07
January 1, 2014 to March 31, 2014	$43.78	$39.50
April 1, 2014 to June 30, 2014	$48.57	$41.78
July 1, 2014 to September 30, 2014	$46.76	$42.57
October 1, 2014 to December 31, 2014	$48.91	$41.50

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
September 1, 2014 to September 30, 2014	$46.20	$42.57
October 1, 2014 to October 31, 2014	$45.77	$41.50
November 1, 2014 to November 30, 2014	$47.75	$45.05
December 1, 2014 to December 31, 2014	$48.91	$46.00
January 1, 2015 to January 31, 2015	$53.65	$49.33
February 1, 2015 to February 28, 2015	$57.97	$52.66

        Our units do not have a par value.

9.B    PLAN OF DISTRIBUTION

        Not applicable.

9.C    MARKET

        Our units are listed on the NYSE under the symbol "BIP" and on the TSX under the symbol "BIP.UN".

9.D    SELLING SHAREHOLDERS

        Not applicable.

9.E    DILUTION

        Not applicable.

9.F    EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A    SHARE CAPITAL

        Not applicable.

126 Brookfield Infrastructure

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

        The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com and will be made available to our holders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risk Relating to Our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Formation and Duration

        Our partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our Limited Partnership Agreement. Our partnership interests consist of our units and preferred units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under "—Issuance of Additional Partnership Interests." In this description, references to "holders of our partnership interests", our "preferred unitholders" and our "unitholders" are to our limited partners and references to our limited partners include holders of our units and preferred units.

Nature and Purpose

        Under section 2.2 of our Limited Partnership Agreement, the purpose of our partnership is to: acquire and hold interests in the Holding LP and, subject to the approval of our General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; serve as the managing general partner of the Holding LP; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act, the Exempted Partnerships Act, and our Limited Partnership Agreement.

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

Brookfield Infrastructure 127

our partnership. In addition, holders of our units do not have any right to have their units redeemed by our partnership.

Our Preferred Units

        Our preferred units are limited partnership interests in our partnership. Holders of our preferred units are not entitled to the withdrawal or return of capital contributions in respect of our preferred units, except to the extent, if any, that distributions are made to such holders pursuant to our Limited Partnership Agreement or upon the liquidation of our partnership as described below under "—Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. The Class A Preferred Units rank senior to the units with respect to priority in the return of capital contributions or as to profits, losses or distributions. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions. The Series 1 Preferred Units are redeemable on or after June 30, 2020. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of our Class A Preferred Units will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, holders of our Class A Preferred Units do not have any right to have their preferred units redeemed by our partnership.

Issuance of Additional Partnership Interests

        Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions by a majority, our General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our General Partner in its sole discretion, all without approval of our limited partners.

Investments in the Holding LP

        If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Holding LP, unless otherwise agreed by our partnership and the Holding LP.

Capital Contributions

        Brookfield and our General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which was distributed by Brookfield Asset Management in the spin-off.

Distributions

        Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of the Series 1 Preferred Units and Series 2 Preferred Units,

128 Brookfield Infrastructure

distributions to partners of our partnership will be made only as determined by our General Partner in its sole discretion. However, our General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of our General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations. In addition, our partnership will not be permitted to make a distribution on our units unless all accrued distributions have been paid in respect of the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and all other units of our partnership ranking prior to or on a parity with the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units with respect to the payment of distributions.

        Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Subject to the terms of any preferred units outstanding at the time, any distributions from our partnership will be made to the limited partners holding units as to 99.99% and to our General Partner as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our units. Each holder of units or preferred units will receive a pro rata share of distributions made to all holders of units or preferred units, as applicable, in accordance with the proportion of all units or preferred units held by that unitholder. See Item 8.A "Consolidated Statements and Other Financial Information."

Allocations of Income and Losses

        Net income and net loss for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than our partners holding preferred units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our partnership. The source and character of items of income and loss so allocated to a partner of our partnership (other than a partner holding preferred units) will be the same source and character as the income earned or loss incurred by our partnership.

        The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the preferred units that are in satisfaction of accrued distributions on the preferred units that were not paid in a previous fiscal year of our partnership where our General Partner determines that the inclusion of such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of our partnership in which they were accrued. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has disposed of all of their units (including any preferred units) before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Our General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our partnership's limited partners, subject to the approval of a committee of the board of directors of our General Partner made up of independent directors.

Brookfield Infrastructure 129

        If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for Canadian federal income tax purposes, one quarter of the income or loss, as the case may be, for Canadian federal income tax purposes for such fiscal year, will be allocated to the partners of record at the end of each quarter ending in such fiscal year as follows: (i) to the preferred unitholders in respect of preferred units held by them on each such date, such amount of the income or the loss, as the case may be, for Canadian federal income tax purposes as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units as compared to all other units, and (ii) to the partners, other than in respect of preferred units, the remaining amount of the income or the loss, as the case may be, for Canadian federal income tax purposes pro rata to their respective percentage interests on each such date.

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

        If it were determined, however, that a limited partner was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

        Our partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under "—Amendment of Our Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of Our General Partner" which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until our partnership shall have failed to pay eight quarterly distributions in respect of the Series 1 Preferred Units or the Series 2 Preferred Units, whether or not consecutive and whether or

130 Brookfield Infrastructure

not such distributions have been declared and whether or not there are any monies of our partnership properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each Series 1 Preferred Unit or Series 2 Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Series 1 Preferred Units and Series 2 Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).

Meetings

        Our General Partner may call special meetings of partners at a time and place outside of Canada determined by our General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by our General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

        Written consents may be solicited only by or on behalf of our General Partner. Any such consent solicitation may specify that any written consents must be returned to our partnership within the time period, which may not be less than 20 days, specified by our General Partner.

        For purposes of determining holders of partnership interests entitled to provide consents to any action described above, our General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by our General Partner to provide such consents. Only those holders of partnership interests on the record date established by our General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendment of Our Limited Partnership Agreement

        Amendments to our Limited Partnership Agreement may be proposed only by or with the consent of our General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our General Partner must seek approval of a majority of our outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

        Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be given by a resolution signed by the holders of Class A Preferred Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Preferred Units and the Series 2 Preferred Units as a series and any other approval to be given by the holders of the Series 1 Preferred

Brookfield Infrastructure 131

Units and the Series 2 Preferred Units as a series may be given by a resolution signed by the holders of Series 1 Preferred Units or Series 2 Preferred Units, as applicable, owning not less than the percentage of the Series 1 Preferred Units or the Series 2 Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, at which all holders of the Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Series 1 Preferred Units or Series 2 Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 1 Preferred Units or the Series 2 Preferred Units, as applicable, then present would form the necessary quorum. At any meeting of holders of Series 1 Preferred Units or Series 2 Preferred Units as a series, each such holder shall be entitled to one vote in respect of each Series 1 Preferred Unit or Series 2 Preferred Unit held.

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our General Partner or any of its affiliates without the consent of our General Partner, which may be given or withheld in its sole discretion.

        The provision of our Limited Partnership Agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, our General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of our partnership, the location of our partnership's registered office, or our partnership's registered agent;

  •
  the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;

  •
  a change that our General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership's qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  •
  an amendment that our General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our General Partner or its directors, officers, agents or trustees, from having a material risk of

132 Brookfield Infrastructure

    being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

  •
  an amendment that our General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  •
  any amendment expressly permitted in our Limited Partnership Agreement to be made by our General Partner acting alone;

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our Limited Partnership Agreement;

  •
  any amendment that in the sole discretion of our General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;

  •
  a change in our partnership's fiscal year and related changes; or

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, our General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of our General Partner:

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

  •
  are necessary or appropriate to facilitate the trading of our units or preferred units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units or preferred units are or will be listed for trading;

  •
  are necessary or appropriate for any action taken by our General Partner relating to splits or combinations of units or preferred units under the provisions of our Limited Partnership Agreement; or

  •
  are required to effect the intent expressed in the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.

Opinion of Counsel and Limited Partner Approval

        Our General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the provisions described under "—Merger, Sale or Other Disposition of Assets") will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our General Partner has not made the election

Brookfield Infrastructure 133

described below under "—Election to be Treated as a Corporation") or affect the limited liability of any of our partnership's limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.

        Subject to the terms of any preferred units outstanding, in addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Any merger, consolidation or other combination of our partnership requires the prior approval of our General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership's assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership's behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership's subsidiaries. However, our General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership's assets (including for the benefit of persons other than our partnership or our partnership's subsidiaries) without that approval. Our General Partner may also sell all or substantially all of our partnership's assets under any forced sale of any or all of our partnership's assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

        If conditions specified in our Limited Partnership Agreement are satisfied, our General Partner may convert or merge our partnership into, or convey some or all of our partnership's assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership's legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters' rights of appraisal under our Limited Partnership Agreement or the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Election to be Treated as a Corporation

        If our General Partner determines that it is no longer in our partnership's best interests to continue as a partnership for U.S. federal income tax purposes, our General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our General Partner, if

134 Brookfield Infrastructure

our partnership, as determined by our General Partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions.

        Our partnership will be dissolved upon the withdrawal of our General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our Limited Partnership Agreement that are described below under "—Withdrawal of Our General Partner") or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership's affairs will, acting with all of the powers of our General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership's assets and apply the proceeds of the liquidation first, to discharge our partnership's liabilities as provided in our Limited Partnership Agreement and by law, second to holders of any Class A Preferred Units in accordance with the terms of such units and thereafter to the partners holding units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership's assets would be impractical or would cause undue loss to the partners.

Withdrawal of Our General Partner

        Our General Partner may withdraw as general partner without first obtaining approval of our unitholders and preferred unitholders by giving 90 days' advance notice, and that withdrawal will not constitute a violation of our Limited Partnership Agreement.

        Upon the withdrawal of our General Partner, the holders of a majority of the voting power of our outstanding units may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our partnership will be dissolved, wound up and liquidated. See "—Termination and Dissolution" above.

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

Brookfield Infrastructure 135

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

Transfer of the General Partnership Interest

        Our General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder or preferred unitholder. As a condition of this transfer, the transferee must assume the rights and duties of our General Partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our Limited Partnership Agreement and furnish an opinion of counsel regarding limited liability, tax matters, and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of our General Partner may sell or transfer all or part of their shares in our General Partner without the approval of the unitholders or preferred unitholders.

Partnership Name

        If our General Partner ceases to be the general partner of our partnership and our new general partner is not an affiliate of Brookfield, our partnership will be required by our Limited Partnership Agreement to change the name of our partnership to a name that does not include "Brookfield" and which could not be capable of confusion in any way with such name. Our Limited Partnership Agreement explicitly provides that this obligation shall be enforceable and waivable by our General Partner notwithstanding that it may have ceased to be the general partner of our partnership.

Transactions with Interested Parties

        Our General Partner, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties," may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units or preferred units with the same rights they would have if our General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership's partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

136 Brookfield Infrastructure

Outside Activities of Our General Partner; Conflicts of Interest

        Under our Limited Partnership Agreement, our General Partner is required to maintain as its sole activity the role of general partner of our partnership. Our General Partner is not permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of the Holding LP, a Holding Entity or any other holding vehicle established by our partnership.

        Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our partnership (other than our General Partner), as described below under "—Indemnification; Limitation on Liability," has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavour or exclude, our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our General Partner's fiduciary duties or any other obligation of any type whatsoever of our General Partner. None of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under "—Indemnification; Limitation on Liability."

        Our General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our Limited Partnership Agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership pursuant to a separate written agreement between such persons.

        Any conflicts of interest and potential conflicts of interest that are approved by a majority of our General Partner's independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties."

Indemnification; Limitations on Liability

        Under our Limited Partnership Agreement, our partnership is required to indemnify to the fullest extent permitted by law our General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other

Brookfield Infrastructure 137

amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

        Our partnership prepares its financial statements in accordance with IFRS. Our partnership's financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as our General Partner deems appropriate. Our partnership's annual financial statements must be audited by an independent accountant firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. Our partnership's quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations.

        Our General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of our partnership on an annual basis, additional information regarding our partnership, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. However, unitholders and preferred unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders and preferred unitholders request it within 60 days after the close of each calendar year. Our General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of our partnership for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. Our General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of our partnership for Canadian federal income tax purposes.

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

138 Brookfield Infrastructure

binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of our partnership.

Transfers of Units

        We are not required to recognize any transfer of our units or preferred units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit or preferred unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit or preferred unit so transferred subject to and in accordance with the terms of our Limited Partnership Agreement. Any transfer of a unit or preferred unit will not entitle the transferee to share in the profits and losses of our partnership, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our Limited Partnership Agreement.

        By accepting a unit or preferred unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:

  •
  executed our Limited Partnership Agreement and become bound by the terms thereof;

  •
  granted an irrevocable power of attorney to our General Partner and any officer thereof to act as such partner's agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership's partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;

  •
  made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off: and

  •
  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of the partnership in accordance with our Limited Partnership Agreement.

        The transfer of any unit or preferred unit and the admission of any new partner to our partnership will not constitute any amendment to our Limited Partnership Agreement.

Transfer Agent and Registrar

        Computershare Trust Company, N.A. in New York, New York, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering our units and Class A Preferred Units, respectively, and transfers of our units and Class A Preferred Units, respectively, as provided in our Limited Partnership Agreement.

Brookfield Infrastructure 139

Description of the Holding LP's Limited Partnership Agreement

        The following is a description of the material terms of the Holding LP's limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of such agreement, as amended from time to time. Holders of units in our partnership are not partners of the Holding LP and do not have any rights under its limited partnership agreement. However, our partnership is the managing general partner of the Holding LP and is responsible for the management and control of the Holding LP.

        Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP's limited partnership agreement, as amended from time to time, which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders and preferred unitholders as described under Item 10.C "Material Contracts" and Item 10.H "Documents on display."

Formation and Duration

        The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Nature and Purpose

        Under its limited partnership agreement, the purpose of the Holding LP is to: acquire and hold interests in the Holding Entities and, subject to the approval of our partnership in its capacity as managing general partner of the Holding LP, any other entity; engage in any activity related to the capitalization and financing of the Holding LP's interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our partnership in its capacity as managing general partner of the Holding LP and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act and our Limited Partnership Agreement.

Units

        In connection with the spin-off, the Holding LP issued two classes of units. The first class of units, referred to as the Class A limited partnership units, was issued to Brookfield and subsequently transferred to our partnership. The second class of units, referred to as the Redeemable Partnership Units, were issued to wholly-owned subsidiaries of Brookfield Asset Management. Redeemable Partnership Units are limited partnership units and are described further below under the headings "—Distributions", "—No Management or Control" and "—Redemption-Exchange Mechanism".

        On March 28, 2014, we effected a restructuring pursuant to which: (i) all of the Class A limited partnership units of the Holding LP were reclassified as Managing General Partner Units in the Holding LP; and (ii) all of the general partnership interests in the Holding LP were reclassified as Special Limited Partner Units in the Holding LP.

        On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units. On the same date, our partnership issued five million Series 1 Preferred Units and acquired five million Holding LP Series 1 Preferred Units.

        As of the date of this annual report on Form 20-F, the Holding LP has four classes of units: Special Limited Partner Units, Redeemable Partnership Units, Managing General Partner Units and Holding LP Class A Preferred Units. Holders of units are not entitled to the withdrawal or return of

140 Brookfield Infrastructure

capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP's limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP's limited partnership agreement, as amended from time to time, and except pursuant to the terms of any Holding LP Class A Preferred Units outstanding, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The Holding LP Class A Preferred Units rank senior to the other Holding LP units with respect to priority in the return of capital contributions or as to profits, losses or distributions. Each series of Holding LP Class A Preferred Units ranks on a parity with every other series of the Holding LP Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions.

Issuance of Additional Partnership Interests

        Subject to the rights of the holders of Holding LP Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Holding LP Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses or distributions by a majority, the Holding LP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as its managing general partner may determine. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as our partnership in its capacity as managing general partner of the Holding LP may determine in its sole discretion.

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

Distributions

        Subject to the rights of holders of Holding LP Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of the Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units, distributions by the Holding LP will be made in the sole discretion of our partnership in its capacity as managing general partner of the Holding LP. The

Brookfield Infrastructure 141

holders of Holding LP Series 1 Preferred Units and the Holding LP Series 2 Preferred Units will be entitled to receive the same distribution as the holders of Series 1 Preferred Units and Series 2 Preferred Units, respectively. However, our partnership will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of its managing general partner, the distribution would leave the Holding LP with insufficient funds to meet any future contingent obligations.

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

  •
  second, 100% to the owners of the Holding LP's preferred units, in proportion to their respective relative percentage of Holding LP preferred units held (determined by reference to the aggregate value of the issue price of the Holding LP preferred units held by each holder relative to the aggregate value of the issue price of all Holding LP preferred units then outstanding) until there has been distributed to such holder an amount equal to all preferential distributions to which the holder are entitled under the terms of the Holding LP preferred units then outstanding and any outstanding accrued and unpaid preferential distributions from prior periods;

  •
  third, 100% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.305, referred to as the First Distribution Threshold;

  •
  fourth, 85% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special Limited Partner Units, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.33, referred to as the Second Distribution Threshold; and

  •
  thereafter, 75% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special Limited Partner Units.

142 Brookfield Infrastructure

        Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure's expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.53		$2.120
First distribution threshold		$0.305		1.220
Total units of Holding LP	210
Total first distribution			$64		$256
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Holding LP	210
Second distribution to partners			$5		$20
15% incentive distribution to the holder of Special Limited Partner Units			1		4

Total second distribution			$6		$24
Distribution in excess of second distribution threshold		$0.200		$0.800
Total units Holding LP	210
Third distribution to partners			$42		$168
25% incentive distribution to the holder of Special Limited Partner Units			14		56

Total third distribution			$56		$224

Total distributions to partners (including incentive distributions)			$126		$504

Total incentive distributions to the holder of Special Limited Partner Units			$15		$60

        The table below sets forth the incentive distributions for the years ended December 31, 2014, 2013 and 2012 paid to Infrastructure Special LP.

	Year ended December 31
MILLIONS	2014	2013	2012
Incentive Distributions	$44	$31	$16

        Subject to the terms of any Holding LP preferred units outstanding, if, prior to the dissolution of the Holding LP, available cash is deemed by its managing general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP's assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP, other than holders of Holding LP preferred units, in proportion to the unreturned capital attributable to the Holding LP's partnership interests held by such partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

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

Brookfield Infrastructure 143

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

  •
  second, 100% to the preferred unitholders pro rata in proportion to their respective relative percentage of Holding LP preferred units held (determined by reference to the aggregate value of the issue price of the Holding LP preferred units held by each preferred unitholder relative to the aggregate value of the issue price of all Holding LP preferred units then outstanding) until there has been distributed in respect of each Holding LP preferred unit outstanding an amount equal to any preferential distributions to which the preferred unitholders are entitled in the event of dissolution, liquidation, or winding-up of Holding LP under the terms of the Holding LP preferred units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

  •
  third, if there are Holding LP preferred units outstanding, an amount equal to the amount of cash or property held by the Holding LP at such time, that is attributable to a realization event occurring prior to the date of a dissolution event and that has been deemed by our partnership as capital surplus shall be distributed as though such amount has been deemed by our partnership to be (i) attributable to sales or other dispositions of the Holding LP's assets and (ii) representative of unrecovered capital;

  •
  fourth, 100% to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, in proportion to their respective amounts of unrecovered capital in the Holding LP;

  •
  fifth, 100% to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a Holding LP partnership unit, other than a Holding LP preferred unit, has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the Holding LP's partnership units, other than Holding LP preferred units, pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);

  •
  sixth, 85% to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special Limited Partner Units, until each holder of a partnership unit of the Holding LP, other than Holding LP preferred units, has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the partnership units of the Holding LP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and

  •
  thereafter, 75% to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special Limited Partner Units.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests, other than any Holding LP preferred units, held by that partner from time to

144 Brookfield Infrastructure

time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently issued partnership interests of the Holding LP.

        The limited partnership agreement of the Holding LP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the holder of Special Limited Partner Units in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

        The holder of Special Limited Partner Units may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.

No Management or Control

        The Holding LP's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP.

        Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under "—Amendment of the Holding LP's Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP's units, if holders of Redeemable Partnership Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Holding LP Class A Preferred Units and except for meetings of the holders of Holding LP Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of Holding LP Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until the Holding LP shall have failed to pay eight quarterly distributions in respect of the Holding LP Series 1 Preferred Units or the Holding LP Series 2 Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of the Holding LP properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each Holding LP Series 1 Preferred Unit or Holding LP Series 2 Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).

Meetings

        Special meetings of the limited partners of the Holding LP may be called by its managing general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the voting power of the outstanding

Brookfield Infrastructure 145

partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by its managing general partner or Brookfield. Only holders of partnership interests of the Holding LP of record on the date set by its managing general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Holding LP's Limited Partnership Agreement

        Amendments to the Holding LP's limited partnership agreement may be proposed only by or with the consent of its managing general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the managing general partner must seek approval of a majority of the Holding LP's outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Holding LP Class A Preferred Units as a class and any other approval to be given by the holders of the Holding LP Class A Preferred Units may be given by a resolution signed by the holders of Holding LP Class A Preferred Units owning not less than the percentage of the Holding LP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Holding LP Class A Preferred Units at which all holders of the Holding LP Class A Preferred Units were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Holding LP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Holding LP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Holding LP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Holding LP Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Holding LP Class A Preferred Unit held.

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Holding LP Series 1 Preferred Units and the Holding LP Series 2 Preferred Units as a series and any other approval to be given by the holders of the Holding LP Series 1 Preferred Units and the Holding LP Series 2 Preferred Units as a series may be given by a resolution signed by the holders of Holding LP Series 1 Preferred Units or Holding LP Series 2 Preferred Units, as applicable, owning not less than the percentage of the Holding LP Series 1 Preferred Units or the Holding LP Series 2 Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Holding LP Series 1 Preferred Units or the Holding LP Series 2 Preferred Units, as applicable, at which all holders of the Holding LP Series 1 Preferred Units or the Holding LP Series 2 Preferred Units, as applicable, were present and voted or were represented by proxy or passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Holding LP Series 1 Preferred Units or Holding LP Series 2 Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Holding LP Series 1 Preferred Units or the Holding LP Series 2 Preferred Units, as applicable, are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 1 Preferred Units or the Holding LP Series 2 Preferred Units, as applicable, then present would form the necessary quorum. At any meeting of holders of Holding LP Series 1 Preferred Units or Holding LP Series 2 Preferred Units as a series, each such holder shall be entitled to one vote in respect of each Holding LP Series 1 Preferred Unit or Holding LP Series 2 Preferred Unit held.

146 Brookfield Infrastructure

Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to its managing general partner or any of its affiliates without the consent of the managing general partner which may be given or withheld in its sole discretion.

        The provision of the Holding LP's limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Limited Partner Approval

        Subject to applicable law, the managing general partner may generally make amendments to the Holding LP's limited partnership agreement without the approval of any limited partner to reflect:

  •
  a change in the name of the partnership, the location of the partnership's registered office or the partnership's registered agent;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;

  •
  a change that the managing general partner determines is necessary or appropriate for the partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

  •
  an amendment that the managing general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

  •
  an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or the managing general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

  •
  an amendment that the managing general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

  •
  any amendment expressly permitted in the Holding LP's limited partnership agreement to be made by the managing general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP's limited partnership agreement;

  •
  any amendment that in the sole discretion of the managing general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP's limited partnership agreement;

  •
  a change in its fiscal year and related changes;

Brookfield Infrastructure 147

  •
  any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the managing general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners' interests in the Holding LP, or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the limited partnership agreement of the Holding LP;

  •
  any amendment that in the sole discretion of the managing general partner, is necessary or appropriate to address any statute, rule, regulation, notice or announcement that affects or could affect the U.S. federal tax treatment of any allocation or distribution related to any interest of the managing general partner in the profits of Holding LP; and

  •
  any other amendments substantially similar to any of the matters described directly above.

        In addition, amendments to the Holding LP's limited partnership agreement may be made by the managing general partner without the approval of any limited partner if those amendments, in the discretion of the managing general partner:

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

  •
  are necessary or appropriate for any action taken by the managing general partner relating to splits or combinations of units under the provisions of the Holding LP's limited partnership agreement; or

  •
  are required to effect the intent expressed in the provisions of the Holding LP's limited partnership agreement or are otherwise contemplated by the Holding LP's limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

        The managing general partner of the Holding LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to the Holding LP's limited partnership agreement (other than an amendment pursuant to a merger, sale or other disposition of assets effected in accordance with the Holding LP's limited partnership agreement) will become effective without the approval of holders of at least 90% of the Holding LP's units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its managing general partner has not made the election described below under "—Election to be Treated as a Corporation"), or affect the limited liability under the Bermuda Limited Partnership Act of any of the Holding LP's limited partners.

        Subject to the terms of any Holding LP preferred units outstanding, in addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

148 Brookfield Infrastructure

        In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

        If, in the determination of the managing general partner, it is no longer in the Holding LP's best interests to continue as a partnership for U.S. federal income tax purposes, the managing general partner may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

        The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the managing general partner, with the approval of a majority of the members of the independent directors of our General Partner, that, in the opinion of the managing general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of the managing general partner if the Holding LP, as determined by the managing general partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that the managing general partner withdraws from the partnership (unless Brookfield becomes the managing general partner of the Holding LP as described below under "—Withdrawal of the Managing General Partner"); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate the managing general partner without the appointment of a successor; and (v) the date on which the managing general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP's assets in a single transaction or series of transactions.

        The Holding LP shall not dissolve if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Holding LP has not been filed with the Bermuda Monetary Authority), a successor managing general partner executes a transfer deed pursuant to which the successor managing general partner assumes the rights and undertakes the obligations of the original managing general partner, but only if the Holding LP receives an opinion of counsel that the admission of a new managing general partner will not result in the loss of limited liability of any limited partner of the Holding LP.

Withdrawal of the Managing General Partner

        Our partnership may withdraw as managing general partner without first obtaining approval of unitholders or preferred unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

        Upon the withdrawal of our partnership, the holders of a majority of the voting power of Special Limited Partner Units may select a successor to our partnership to act as managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Holding LP will be dissolved, wound up and liquidated. See "—Dissolution" above.

        Our partnership may not be removed as managing general partner by the partners of Holding LP.

        In the event of withdrawal of our partnership as the managing general partner where that withdrawal violates the Holding LP's limited partnership agreement, a successor managing general partner will have the option to purchase the managing general partnership interest of the our partnership for a cash payment equal to its fair market value. Under all other circumstances where our partnership withdraws, our partnership will have the option to require the successor managing general partner to purchase the managing general partnership interest of our partnership for a cash payment

Brookfield Infrastructure 149

equal to its fair market value. In each case, this fair market value will be determined by agreement between our partnership and the successor managing general partner. If no agreement is reached within 30 days of our partnership's departure, an independent investment banking firm or other independent expert selected by our partnership and the successor managing general partner will determine the fair market value. If our partnership and the successor managing general partner cannot agree upon an expert within 45 days of our partnership's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner's managing general partnership interests will automatically convert into either Special Limited Partner Units or Redeemable Partnership Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the Managing General Partnership Interest

        Our partnership may transfer all or any part of its managing general partnership interests without first obtaining approval of any unitholder or preferred unitholder. As a condition of this transfer, the transferee must assume the rights and duties of the managing general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of the Holding LP's limited partnership agreement and furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the managing general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority.

Transactions with Interested Parties

        The managing general partner of the Holding LP, its affiliates and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as "interested parties", may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Holding LP with the same rights they would have if the managing general partner of the Holding LP were not a party to the limited partnership agreement of the Holding LP. An interested party will not be liable to account either to other interested parties or to the Holding LP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

Outside Activities of the Managing General Partner

        In accordance with our limited partnership agreement, our partnership is authorized to: acquire and hold interests in the Holding LP and, subject to the approval of the General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our partnership's interests in such entities; serve as the managing general partner of the Holding LP; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our General Partner and that lawfully may be conducted by a limited partnership organized under the

150 Brookfield Infrastructure

Bermuda Limited Partnership Act, the Bermuda Exempted Partnerships Act, and our limited partnership agreement.

        The Holding LP's limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under "—Indemnification; Limitations on Liability" will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavour or exclude, the Holding LP, the managing general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, the managing general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of the managing general partner's fiduciary duties or any other obligation of any type whatsoever of the managing general partner. None of the Holding LP, the managing general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP's limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under "—Indemnification; Limitations on Liability."

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

Account Reports

        The Holding LP prepares its financial statements in accordance with IFRS. See also the information contained in this annual report on Form 20-F under Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information".

        The managing general partner of the Holding LP is also required to use commercially reasonable efforts to prepare and send to the Holding LP's limited partners on an annual basis, additional information regarding the Holding LP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The managing general partner of the Holding LP will also, where reasonably possible, prepare and send information required by the Holding LP's non-U.S. limited partners for U.S. federal income tax reporting purposes, including information related to investments in "U.S. real property interests," as that term is defined in Section 897 of the U.S. Internal Revenue Code. The managing general partner will also, where reasonably possible and applicable, prepare and send information required by the Holding LP's limited partners for Canadian federal income tax purposes.

Indemnification; Limitations on Liability

        Under the Holding LP's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the managing general partner, and any of its respective affiliates (and their

Brookfield Infrastructure 151

respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by the managing general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP's limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP's limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

  2.
  Second Amended and Restated Limited Partnership Agreement of our partnership, as amended from time to time, described under Item 10.B. "Description of our Units, Preferred Units and our Limited Partnership Agreement";

  3.
  Third Amended and Restated Limited Partnership Agreement of the Holding LP, as amended from time to time, described under Item 10.B. "Description of the Holding LP's limited partnership agreement";

  4.
  Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc. described under Item 7.B. "Related Party Transactions—Relationship Agreement";

  5.
  Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  6.
  First Supplemental Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

152 Brookfield Infrastructure

  7.
  Guarantee dated October 10, 2012 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  8.
  Guarantee dated November 27, 2013 by Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  9.
  Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities"; and

  10.
  Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities".

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

Brookfield Infrastructure 153

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

Partnership Status of Our Partnership and the Holding LP

        Each of our partnership and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in its partnership interest.

        An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership", unless an exception applies. Our partnership is publicly traded. However, an exception, referred to as the "Qualifying Income Exception", exists with respect to a publicly traded partnership if (i) at least 90% of such partnership's gross income for every taxable year consists of "qualifying income" and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

        Our General Partner intends to manage the affairs of our partnership and the Holding LP so that our partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, our General Partner believes that our partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

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

154 Brookfield Infrastructure

This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our partnership were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our partnership would be treated as a corporation for U.S. federal income tax purposes.

        If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership's items of income, gain, loss, deduction, or credit would be reflected only on our partnership's tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See "—Consequences to U.S. Holders—Passive Foreign Investment Companies". Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership's current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder's adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the "portfolio interest" exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the composition of our assets, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance.

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

Brookfield Infrastructure 155

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

        With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see"—Medicare Tax" below). U.S. Holders that are corporations may be entitled to a "dividends received deduction" in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

        For U.S. federal income tax purposes, your allocable share of our partnership's items of income, gain, loss, deduction, or credit will be governed by our Limited Partnership Agreement if such allocations have "substantial economic effect" or are determined to be in accordance with your interest in our partnership. Similarly, our partnership's allocable share of items of income, gain, loss, deduction, or credit of the Holding LP will be governed by the limited partnership agreement of the Holding LP if such allocations have "substantial economic effect" or are determined to be in accordance with our partnership's interest in the Holding LP. Our General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and our General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our limited partnership agreement or the Limited Partnership Agreement of the Holding LP, then the resulting allocations for U.S. federal income tax purposes might be less favourable than the allocations set forth in such agreements.

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

156 Brookfield Infrastructure

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

Brookfield Infrastructure 157

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

Medicare Tax

        U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders' "modified adjusted gross income" (or"adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or"undistributed net investment income" in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership's income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership's interest in a PFIC. See "—Passive Foreign Investment Companies" below. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.

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

158 Brookfield Infrastructure

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

        Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such holder's tax basis in its units were higher than such units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of our partnership's assets for purposes of calculating, among other items, such holder's share of any gain or loss on a sale of our partnership's assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such holder's tax basis in its units were lower than such units' share of the aggregate tax basis of our partnership's assets immediately prior to the transfer. Thus, the fair market value of our units may be affected either favourably or adversely by the election.

        Whether or not the Section 754 Election is made, if our units are transferred at a time when our partnership has a "substantial built-in loss" in its assets, our partnership will be obligated to reduce the tax basis in the portion of such assets attributable to such units.

        The calculations involved in the Section 754 Election are complex, and our General Partner advises that it will make such calculations on the basis of assumptions as to the value of our partnership assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our partnership's Section 743(b) adjustments, a determination that our partnership's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership), through the application of certain tax accounting principles that our General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

Foreign Currency Gain or Loss

        Our partnership's functional currency is the U.S. dollar, and our partnership's income or loss is calculated in U.S. dollars. It is likely that our partnership will recognize "foreign currency" gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or

Brookfield Infrastructure 159

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

        Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by you indirectly through our partnership, as well as income realized on certain "excess distributions" by such PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our partnership's holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years. To the extent reasonably practicable, we intend to make distributions of the earnings of each entity we are able to identify as a PFIC not less frequently than annually so as to minimize the likelihood that you will have excess distributions with respect to any such entity. However, because we cannot assure that will be the case, and because any gains on a sale of any such entity would remain subject to the PFIC tax regime, we urge you to consider making any applicable election described below.

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

160 Brookfield Infrastructure

U.S. Holders should consult their own tax advisers as to the manner in which such direct inclusions could affect their allocable share of our partnership's income and their tax basis in our units and the advisability of making a QEF Election or a purging election.

        Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax (as described above under "—Medicare Tax") to U.S. persons owning an interest in a PFIC. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our partnership's interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make the special election, then you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code for your ownership and disposition of our units.

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

        Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2015. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

        A U.S. person who directly or indirectly owns an interest in a PFIC may be required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.

Investment Structure

        To ensure that our partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in our Limited Partnership Agreement, our partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of our General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an

Brookfield Infrastructure 161

investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

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

        Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that our partnership's allocation method complies with the requirements. If our partnership's convention were not permitted, the IRS might contend that our partnership's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. Our General Partner is authorized to revise our partnership's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

162 Brookfield Infrastructure

comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

        Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization's UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not "debt-financed", as discussed below. Our General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and our General Partner does not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

        Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid the realization by our partnership and the Holding LP, respectively, of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a "United States real property interest", as defined in the U.S. Internal Revenue Code. Specifically, our partnership intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if our General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally

Brookfield Infrastructure 163

will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our partnership's interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

        However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner's expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder's distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Finally, if our partnership were treated as engaged in a U.S. trade or business, a portion of any gain realized by a Non-U.S. Holder upon the sale or exchange of its units could be treated as income effectively connected with a U.S. trade or business and therefore subject to U.S. federal income tax at the regular graduated rates.

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

164 Brookfield Infrastructure

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

Administrative Matters

Tax Matters Partner

        Our General Partner acts as our partnership's "tax matters partner". As the tax matters partner, our General Partner has the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership's items of income, gain, loss, deduction, or credit.

Information Returns

        We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our partnership's income, gain, loss and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

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

Brookfield Infrastructure 165

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

166 Brookfield Infrastructure

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

Foreign Account Tax Compliance

        FATCA imposes a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2017, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our partnership, the Holding LP, the Holding Entities, or the operating entities. Nonetheless, the 30% withholding tax may

Brookfield Infrastructure 167

also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.

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

        The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on

168 Brookfield Infrastructure

income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favourably or adversely by the foregoing rules. Complex rules may, depending on a unitholder's particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

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

New Legislation or Administrative or Judicial Action

        The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our partnership's income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our partnership to change the way it conducts its activities and adversely affect the value of our units.

Brookfield Infrastructure 169

        Our partnership's organizational documents and agreements permit our General Partner to modify our Limited Partnership Agreement from time to time, without the consent of our unitholders, to elect to treat our partnership as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.

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

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is an accurate summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length and is not affiliated with our partnership, the Holding LP, our General Partner and their respective affiliates ("Holder"). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market" property rules; (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in our partnership; (vi) to whom any affiliate of our partnership is a "foreign affiliate" (as defined in the Tax Act); or (vii) that holds preferred units. Any such Holders should consult their own tax advisors with respect to an investment in our units.

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

170 Brookfield Infrastructure

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

        The income for tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each Canadian Holder in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Canadian Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to all partners with respect to such fiscal year, subject to adjustment in respect of distributions on the preferred units that are in satisfaction of accrued distributions on the preferred

Brookfield Infrastructure 171

units that were not paid in a previous fiscal year of our partnership where our General Partner determines that the allocation to preferred unitholders based on such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of our partnership in which they were accrued.

        If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of Series 1 Preferred Units or Series 2 Preferred Units in respect of the Series 1 Preferred Units or Series 2 Preferred Units, as the case may be, held by them on each such date, such amount of our partnership's income or loss for tax purposes, as the case may be, as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Series 1 Preferred Units or Series 2 Preferred Units, as the case may be, as compared to all other units and the relative fair market value of the Series 1 Preferred Units or Series 2 Preferred Units, as the case may be, as compared to all other units, and (ii) to the partners other than in respect of Series 1 Preferred Units or Series 2 Preferred Units, the remaining amount of our partnership's income or loss for tax purposes, as the case may be, pro rata to their respective percentage interests.

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

172 Brookfield Infrastructure

dividends, including the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an "eligible dividend".

        Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source on amounts paid or credited to our partnership or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Holder's share of the "business-income tax" and "non-business-income tax" paid to the government of a foreign country for a year will be creditable against such Canadian Holder's Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit provisions may not provide a full foreign tax credit for the "business-income tax" and "non-business-income tax" paid by our partnership or the Holding LP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" allocated to a Canadian Holder for the purpose of determining such Canadian Holder's foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Holder's share of the income of our partnership or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our partnership or the Holding LP is subject to income taxation ("Relevant Foreign Tax Law") is less than the Canadian Holder's share of such income for purposes of the Tax Act. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of our partnership or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our partnership or the Holding LP or in the manner of allocating the income of our partnership or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Holder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore such Canadian Holder's foreign tax credits, will be limited.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners

Brookfield Infrastructure 173

and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        If our partnership incurs losses for tax purposes, each Canadian Holder will be entitled to deduct in the computation of income for tax purposes the Canadian Holder's pro rata share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Holder's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. Our General Partner does not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Holders should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

        Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Holder, our partnership or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from portfolio investments in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Holder, our partnership or the Holding LP. If these rules apply to a Canadian Holder, our partnership or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the "designated cost" (as defined in section 94.1 of the Tax Act) of the interest in the Non-Resident Entity, will be imputed directly to the Holder or to our partnership or the Holding LP and allocated to the Canadian Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

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

174 Brookfield Infrastructure

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

Brookfield Infrastructure 175

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

Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange", which currently includes the TSX and the NYSE, our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and TFSA. However, there can be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" by a TFSA or an RRSP or RRIF.

        Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our units held in a TFSA, RRSP or RRIF are a "prohibited investment" for the TFSA, RRSP or RRIF, as the case may be. Generally, our units will not be a "prohibited investment" if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm's-length with our partnership for purposes of the Tax Act and does not have a "significant interest" in our partnership. Unitholders who intend to hold our units in a TFSA, RRSP or RRIF should consult with their own tax advisors regarding the application of the foregoing "prohibited investment" rules having regard to their particular circumstances.

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

        The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute "taxable Canadian property" of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not

176 Brookfield Infrastructure

constitute "taxable Canadian property" of any Non-Canadian Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property", (iii) "timber resource property", and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Holder and does not expect our partnership or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

        The following portion of the summary also assumes that neither our partnership nor the Holding LP will be considered to carry on business in Canada. Our General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our partnership or the Holding LP carry on business in Canada, the tax implications to our partnership or the Holding LP and to holders may be materially and adversely different than as set out herein.

        Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

        A Non-Canadian Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our partnership (or the Holding LP) outside Canada or the non-business income earned by our partnership (or the Holding LP) from sources in Canada. However, a Non-Canadian Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. Our General Partner intends to organize and conduct the affairs of our partnership and the Holding LP, to the extent possible, such that Non-Canadian Holders should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the

Brookfield Infrastructure 177

Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

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

        Returns on an investment in our partnership will not be fixed or accurately determinable as the distributions are at the discretion of our General Partner. Our General Partner is not required to make distributions and provides no assurance that distributions will be made as intended. The distributions

180 Brookfield Infrastructure

paid by our partnership will be dependent on the performance of its investments. Accordingly, the proposed FAF rules should not apply to the income accruing to Australian Holders in our partnership.

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

  Australian tax resident individuals

        Distributions received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by up to an amount of any foreign income tax withheld by our partnership.

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

  Australian tax resident superannuation funds

        Dividends paid to an Australian tax resident superannuation fund should be included in the fund's Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends of up to the amount of any foreign income tax withheld by our partnership on the distribution.

Brookfield Infrastructure 181

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

182 Brookfield Infrastructure

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

Brookfield Infrastructure 183

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

10.I    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON—PRODUCT RELATED MARKET RISK

        See the information contained in this annual report on Form 20-F under Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operation—Other Market Risks" and Item 5 "Management's Discussion and Analysis of Financial Condition and Results of Operation—Foreign Currency Hedging Strategy."

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        An indenture dated as of October 10, 2012 between our partnership's wholly-owned subsidiaries Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd (collectively, the "Fincos") and Computershare Trust Company of Canada ("Trustee"), as supplemented and amended from time to time ("Indenture") provides for one or more series of unsecured debentures or notes of the Fincos ("Finco Bonds"). On October 10, 2012, the Fincos issued C$400,000,000 aggregate principal amount of 3.455% Medium Term Notes, Series 1, due October 10, 2017 under the Indenture. On March 11, 2015, the Fincos issued C$450,000,000 aggregate principal amount of 3.452% Medium Term Notes, Series 2, due March 11, 2022 under the Indenture. The Finco Bonds are fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by our partnership and other related entities.

184 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2014, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014. Excluded from our evaluation were controls over financial reporting at our mid-west and pacific U.S. district energy operation and North American west coast gas storage operation, in which control was acquired on August 21, 2014, November 21, 2014 and December 31, 2014, respectively. The financial statements of these entities constitute 4% of total assets, 4% of net assets, 1% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the year ended December 31, 2014.

        Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to

Brookfield Infrastructure 185

future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

        Our General Partner's board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission and that he is independent within the meaning of the rules of the NYSE. The board of directors of our General Partner has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our General Partner adopted a Code of Conduct and Ethics ("Code") that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code was updated in 2014 and we have posted a copy of the current Code on our website at http://www.brookfieldinfrastructure.com/content/about_us/governance-2615.html.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our General Partner has retained Deloitte LLP to act as our partnership's Independent Registered Public Accounting Firm.

        The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the Year Ended December 31,
	2014		2013
FEES	USD ('000)%		USD ('000)%
Audit fees(1)	$4,842	94%	$4,574	95%
Tax fees	—	—	—	—
Audit-related fees(2)	306	6%	266	5%

Total	$5,148	100%	$4,840	100%

(1)
Audit fees relate to annual fees for our partnership and the Holding LP.

(2)
Audit-related fees relate primarily to services pertaining to the filing of our Canadian short form base shelf prospectus and other securities-related matters.

        The audit committee of our General Partner pre-approves all audit and audit-related services provided to our partnership and the Holding LP by Deloitte LLP.

186 Brookfield Infrastructure

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

        On October 1, 2014, our partnership announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid. Unitholders may obtain a copy of the notice, free of charge, by contacting our partnership. Our partnership believes that at times our units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 7.4 million of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 23,783 units on the TSX during any trading day. The price to be paid for our units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on October 6, 2014 and will terminate on October 5, 2015 or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units acquired by our partnership under the normal course issuer bid will be cancelled.

        In the year ended December 31, 2014, none of our units were repurchased and cancelled under the normal course issuer bid or the normal course issuer bid that was in effect prior to October 1, 2014.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.    MINE SAFETY DISCLOSURES

        Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended ("Mine Act"). During the fiscal year ended December 31, 2014, our partnership did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

Brookfield Infrastructure 187

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated March 28, 2014—incorporated by reference to Exhibit 1.2 to our partnership's Annual Report on Form 20-F filed March 28, 2014.
1.3	First Amendment to Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P. dated February 16, 2015—incorporated by reference to Exhibit 99.1 to our partnership's Form 6-K filed February 17, 2015.
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P. dated March 12, 2015—incorporated by reference to Exhibit 99.1 of our partnership's Form 6-K filed March 12, 2015.
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated March 28, 2014—incorporated by reference to Exhibit 4.1 to our partnership's Annual Report on Form 20-F filed March 28, 2014.
4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P. dated March 12, 2015—incorporated by reference to Exhibit 99.2 to our partnership's Form 6-K filed March 12, 2015.
4.3	Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.*
4.4	Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others—incorporated by reference to Exhibit 4.3 to our partnership's Annual Report on Form 20-F filed March 28, 2014.
4.5	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.6	Trust Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time.*
4.7	First Supplemental Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada.*

188 Brookfield Infrastructure

Number	Description
4.8.	Guarantee dated October 10, 2012 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation in favour of Computershare Trust Company of Canada.*
4.9	Guarantee dated November 27, 2013 by Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada.*
4.10	Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada.*
4.11	Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada.*
8.1	Significant Subsidiaries (as defined in §210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4, "Information on the Company").
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfeld Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

        The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Infrastructure 189

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 17, 2015	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ DON MACKENZIE
		Name:	Don Mackenzie
		Title:	Director

190 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012	F-2

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated financial statements of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership"), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of operating results, consolidated statements of comprehensive income, consolidated statements of partnership capital, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

F-2 Brookfield Infrastructure

Other Matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2015 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ Deloitte LLP
Toronto, Canada March 17, 2015	Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants

Brookfield Infrastructure F-3

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

Dear Sirs/Mesdames:

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment of the internal control over financial reporting its mid-west and pacific U.S. district energy operations and North American west coast gas storage operation, in which control was acquired on August 21, 2014, November 21, 2014 and December 31, 2014, respectively. The financial statements of these entities constitute 4% of total assets, 4% of net assets, 1% of revenue and less than 1% of net income of the consolidated financial statements of the Partnership as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at the aforementioned acquired operation. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

F-4 Brookfield Infrastructure

risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Partnership and our report dated March 17, 2015 expressed an unmodified opinion on those financial statements.

/s/ Deloitte LLP
Toronto, Canada March 17, 2015	Chartered Professional Accountants, Chartered Accountants Licensed Public Accountants

Brookfield Infrastructure F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2014	As of December 31, 2013
Assets
Cash and cash equivalents	8	$189	$538
Financial assets	9	484	362
Accounts receivable and other	10	299	346
Inventory	11	21	22
Assets classified as held for sale	6	567	—

Current assets		1,560	1,268
Property, plant and equipment	13	8,084	7,763
Intangible assets	14	3,575	4,006
Investments in associates	12	2,412	2,039
Investment properties	16	162	164
Goodwill	15	84	48
Financial assets	9	430	178
Other assets	10	89	92
Deferred income tax asset	26	99	124

Total assets		$16,495	$15,682

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	17	532	491
Non-recourse borrowings	19	41	71
Financial liabilities	18	49	36
Liabilities directly associated with assets classified as held for sale	6	199	—

Current liabilities		821	598
Corporate borrowings	19, 20	588	377
Non-recourse borrowings	19	6,180	5,719
Financial liabilities	18	554	511
Other liabilities	17	569	557
Deferred income tax liability	26	1,441	1,295
Preferred shares	21	20	20

Total liabilities		10,173	9,077

Partnership capital
Limited partners'		3,533	3,751
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1,321	1,408
Interest of others in operating subsidiaries	25	1,444	1,419
General partner		24	27

Total partnership capital		6,322	6,605

Total liabilities and partnership capital		$16,495	$15,682

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the Year Ended December 31,
US$ MILLIONS (except per unit information)	Notes	2014	2013	2012
Revenues	22	$1,924	$1,826	$1,524
Direct operating costs		(846)	(823)	(766)
General and administrative expenses		(115)	(110)	(95)
Depreciation and amortization expense	13, 14	(380)	(329)	(230)

		583	564	433
Interest expense	23	(362)	(362)	(322)
Share of earnings from investments in associates	12	58	56	12
Mark-to-market on hedging items	7	38	19	(49)
Gain on sale of associates	12	—	53	—
Other (expenses) income		(1)	(35)	8

Income before income tax		316	295	82
Income tax (expense) recovery
Current	26	(30)	(3)	(12)
Deferred	26	(49)	1	42

Net income from continuing operations		237	293	112
(Loss) income from discontinued operations, net of income tax	6	(8)	(228)	179

Net income		$229	$65	$291

Attributable to:
Limited partners		$101	$(63)	$64
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		39	(26)	26
Interest of others in operating subsidiaries	25	45	123	185
General partner		44	31	16

Basic and diluted earnings (loss) per unit attributable to:
Limited partners	27	$0.67	$(0.43)	$0.47

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Year Ended December 31,
US$ MILLIONS	Notes	2014	2013	2012
Net income		$229	$65	$291

Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	13	547	658	556
Unrealized actuarial losses		(45)	(5)	(9)
Taxes on the above items	26	(135)	(185)	(161)
Equity accounted investments	12	115	137	142

		482	605	528

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(655)	(423)	99
Cash flow hedge	7	(41)	(13)	(29)
Net investment hedge	7	141	(12)	(9)
Available-for-sale securities	7	9	14	—
Taxes on the above items	26	(5)	7	—
Equity accounted investments	12	8	23	(4)

		(543)	(404)	57

Total other comprehensive (loss) income		(61)	201	585

Comprehensive income		$168	$266	$876

Attributable to:
Limited partners	28	$68	$53	$432
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	27	20	173
Interest of others in operating subsidiaries		30	161	252
General partner	28	43	32	19

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	101	—	—	101	—	44	—	44	—	39	—	—	39	45	229
Other comprehensive loss	—	—	—	(33)	(33)	—	—	(1)	(1)	—	—	—	(12)	(12)	(15)	(61)

Comprehensive income (loss)	—	101	—	(33)	68	—	44	(1)	43	—	39	—	(12)	27	30	168
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(288)	—	—	(288)	—	(46)	—	(46)	—	(114)	—	—	(114)	—	(448)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	362	362
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(367)	(367)

Balance as at December 31, 2014	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$6,322

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings (deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings (deficit)	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net (loss) income	—	(63)	—	—	(63)	—	31	—	31	—	(26)	—	—	(26)	123	65
Other comprehensive income	—	—	—	116	116	—	—	1	1	—	—	—	46	46	38	201

Comprehensive (loss) income	—	(63)	—	116	53	—	31	1	32	—	(26)	—	46	20	161	266
Unit issuance	244	—	—	—	244	—	—	—	—	94	—	—	—	94	—	338
Partnership distributions	—	(255)	—	—	(255)	—	(32)	—	(32)	—	(101)	—	—	(101)	—	(388)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64	64
Dispositions of interests (notes 5,6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,437)	(1,437)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(156)	(156)
Changes in ownership (note 5)	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110
Other items	—	57	—	(57)	—	—	—	—	—	—	23	—	(23)	—	—	—

Balance as at December 31, 2013	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

									Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'				General Partner							Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
													Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2012	$2,597	$191	$261	$3,049	$19	$3	$2	$24	$942	$66	$125	$1,133	$1,683	$5,889

Net income	—	64	—	64	—	16	—	16	—	26	—	26	185	291
Other comprehensive income	—	—	368	368	—	—	3	3	—	—	147	147	67	585

Comprehensive income	—	64	368	432	—	16	3	19	—	26	147	173	252	876
Unit issuance	358	—	—	358	—	—	—	—	142	—	—	142	—	500
Partnership distributions	—	(206)	—	(206)	—	(16)	—	(16)	—	(82)	—	(82)	—	(304)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	943	943
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Other items	—	(1)	—	(1)	—	—	—	—	—	(1)	—	(1)	—	(2)

Balance as at December 31, 2012	$2,955	$48	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$272	$1,365	$2,784	$7,808

(1)
Refer to note 28 for an analysis of accumulated other comprehensive income (loss) by item.

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Year Ended December 31,
US$ MILLIONS	Notes	2014	2013	2012
Operating Activities
Net income		$229	$65	$291
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	12	(12)	307	62
Fair value adjustments		—	10	(200)
Depreciation and amortization expense	13, 14	380	329	232
Mark-to-market on hedging items	7	(38)	(19)	49
Gain on sale of associates	12	—	(53)	—
Provisions and other items		29	62	15
Deferred income tax expense	26	49	12	30
Changes in non-cash working capital, net	37	54	(19)	156

Cash from operating activities		691	694	635

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(89)	(56)	(726)
Disposal of subsidiaries, net of cash disposed	6	—	622	317
Additions of investments in associates	12	(477)	(518)	(728)
Disposal of investments in associates	12	30	457	—
Purchase of long lived assets	13, 14	(454)	(425)	(654)
Disposal of long lived assets	13, 14	15	5	17
Purchase of financial assets		(177)	(331)	—
Sale of financial assets		57	110	—
Net settlement of foreign exchange hedging items		22	(26)	10

Cash used by investing activities		(1,073)	(162)	(1,764)

Financing Activities
Distributions to general partner	29	(46)	(32)	(16)
Distributions to other unitholders	29	(402)	(356)	(288)
Subsidiary distributions to non-controlling interest		(314)	(156)	(94)
Proceeds from corporate credit facility	19	675	445	2,367
Repayment of corporate credit facility	19	(429)	(991)	(1,821)
Corporate debt issuance	19	—	—	408
Proceeds from subsidiary borrowings	19	1,796	2,648	1,181
Repayment of subsidiary borrowings	19	(1,240)	(2,128)	(999)
Partnership units issued, net of issuance costs	27	2	338	500

Cash from (used by) financing activities		42	(232)	1,238

Cash and cash equivalents
Change during the year		(340)	$300	$109
Impact of foreign exchange on cash		(9)	(25)	1
Balance, beginning of year		538	263	153

Balance, end of year		$189	$538	$263

The accompanying notes are an integral part of the financial statements.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility, transport and energy businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The partnership's limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. Our cumulative Class A preferred limited partnership units, series 1 are listed on the Toronto Stock Exchange under the symbol BIP.PR.A. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

NOTE 2.  SUBSIDIARIES

        The following provides information about the partnership's wholly-owned subsidiaries as of December 31, 2014 and 2013:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2014	2013
Utilities
Ontario electricity transmission operation	Great Lakes Power L.P.	Canada	100	100
Transport
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tasmania Gas Networks	Australia	100	100
European energy distribution operation	International Energy Group	UK	100	100

        The following table presents details of non-wholly owned subsidiaries of the partnership:

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2014	2013	2014	2013
Utilities
UK regulated distribution operation	Brookfield Utilities UK Holdings Limited	UK	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd	Australia	71	71	100	100
New England electricity transmission operation	Cross-Sound Cable Company LLC(3)	U.S.	23	23	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(3)	Colombia	17	17	100	100

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2014	2013	2014	2013
Transport
UK port operation	Brookfield Port Acquisitions (UK) Limited(3)	UK	59	59	100	100
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(3)	Chile	51	51	89	89
Energy
North American gas storage operation	Warwick Gas Storage L.P.(3)	Canada	17	17	70	70
Canadian district energy operation	Enwave Energy Corporation(3)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(1),(3)	U.S.	40	40	100	100
North American west coast gas storage operation	Lodi Gas Storage(2),(3)	U.S.	40	—	100	—
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.	Bermuda	72	72	100	100

(1)
In December 2013, Brookfield Infrastructure acquired a 40% interest in Enwave USA through a Brookfield sponsored infrastructure fund for $43 million. On August 21, 2014 Brookfield Infrastructure acquired a 40% interest in Macquarie District Energy Holdings LLC, part of the U.S. district energy operation, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Also, in December 2014, Brookfield Infrastructure acquired a 40% interest in Seattle Steam Inc., part of the U.S. district energy operation, for consideration of $9 million through a Brookfield sponsored infrastructure fund.

(2)
In December 2014, Brookfield Infrastructure acquired a 40% interest in Lodi Gas Storage through a Brookfield sponsored infrastructure fund for $42 million.

(3)
For the above noted subsidiaries, the partnership has entered into voting arrangements to provide the partnership with the ability to direct the relevant activities of the investee. The partnership controls these investees given that the partnership is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where the partnership's voting interest differs from its ownership interest in an investee. The following were considered to determine whether the partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

        The consolidated financial statements were authorized for issue by the Board of Directors on February 1, 2015.

(b)
Basis of Preparation

        The consolidated financial statements are prepared on a going concern basis. Standards and guidelines not yet effective for the current accounting period are described in note 3(s).

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        Holding LP has issued Redeemable Partnership Units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership's limited partnership units. This right is subject to the partnership's right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership's units subject to certain customary adjustments.

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

        Profits or losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interests of unrelated investors in the associate.

(c)
Foreign Currency Translation

        The U.S dollar is the functional and presentation currency of Brookfield Infrastructure. Each of Brookfield Infrastructure's subsidiaries, associates and jointly controlled entities determines its own

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

(d)
Business Combinations

        Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in the Consolidated Statement of Operating Results as incurred and included in other expenses.

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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        If, after reassessment, Brookfield Infrastructure's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree if any, the excess is recognized immediately in income or loss as a bargain purchase gain.

        Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue ("IAS 18").

(e)
Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

(f)
Accounts Receivable

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(g)
Property, Plant and Equipment

        Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis or more frequently if facts and circumstances warrant, to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income, but are not subsequently recycled into profit or loss.

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 49 years
Plant and equipment	Up to 39 years
Network systems	Up to 40 years
Track premium	40 years
District energy systems	50 years
Gas storage assets	20 years

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

(h)
Investment Property

        Brookfield Infrastructure uses the fair value method to account for assets classified as investment property. An asset is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in profit or loss.

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

(i)
Asset Impairment

        At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in values recorded in net income, there is any indication that such

F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean toll roads and were recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 89 years remaining. The intangible assets at the Chilean toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with 19 years remaining.

        The conservancy right was acquired as part of the acquisition of the UK port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life and is subject to an annual impairment review.

        The customer order backlog was acquired as part of the acquisition of the UK regulated distribution operation and was recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the UK regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 50 years.

        Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization of the Australian regulated terminal operation concession arrangement and UK regulated distribution customer order backlog intangible assets are recognized on a straight-line basis over the intangible assets' estimated useful lives. Amortization of the Chilean toll

Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

road reflects the pattern of consumption of the intangible asset over the estimated useful life of the concession arrangement. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

        Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

(k)
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

(l)
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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

Transport

        Revenue from transport infrastructure consists primarily of freight, toll road operations and transportation services revenue. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.

Energy

        Revenue from energy infrastructure consists primarily of energy distribution and storage as well as district energy services. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.

(m)
Financial Instruments and Hedge Accounting

        The following summarizes Brookfield Infrastructure's classification and measurement of financial assets and liabilities:

	Classification		Measurement
Financial assets
Cash and cash equivalents	Loans and receivables		Amortized cost
Accounts receivable and other	Loans and receivables		Amortized cost
Restricted cash and deposits	Loans and receivables		Amortized cost
Marketable securities	Available-for-sale		Fair value
Financial assets
Derivative assets	FVTPL	(1)	Fair value
Other financial assets	Loans and receivables/ Available-for-sale		Amortized cost/ Fair value
Financial liabilities
Corporate borrowings	Other liabilities		Amortized cost
Non-recourse borrowings	Other liabilities		Amortized cost	(2)
Accounts payable and other	Other liabilities		Amortized cost
Preferred shares	Other liabilities		Amortized cost
Financial liabilities	FVTPL		Fair value

(1)
Fair value through profit or loss ("FVTPL"), except for derivatives in a hedging relationship.

(2)
Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are classified as available-for-sale and are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available—for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

        Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in Financial Assets and Financial Liabilities, respectively.

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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

(n)
Income Taxes

        Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

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

(ii)
Deferred income tax

        Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.

        Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where Brookfield Infrastructure is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

        Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which Brookfield Infrastructure expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or Brookfield Infrastructure intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

(o)
Assets Held for Sale

        Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

        When Brookfield Infrastructure is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Infrastructure will retain a non-controlling interest in its former subsidiary after the sale.

        Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

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

(p)
Provisions

        Provisions are recognized when Brookfield Infrastructure has a present obligation either legal or constructive as a result of a past event, it is probable that Brookfield Infrastructure will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

(q)
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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

(i)
Common control transactions

        IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor's financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor's common control, irrespective of when the combination takes place.

(ii)
Classification of assets and liabilities as held for sale

        Brookfield Infrastructure's accounting policy relating to assets held for sale is described in note 3(o) of Brookfield Infrastructure's consolidated financial statements. In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the Consolidated Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the Consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets to discontinued operations where the assets represent a component of the partnership whose operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the partnership.

(iii)
Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in note 3(m). The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the partnership and counterparty; estimated future cash flows; and discount rates.

(iv)
Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(v)
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

(vi)
Fair values in business combinations

        Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to note 4 for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

(vii)
Impairment of goodwill and intangibles with indefinite lives

        The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

        Other estimates utilized in the preparation of the partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

        Other critical judgments utilized in the preparation of the partnership's financial statements include the determination of functional currency, determination of operating segments, recoverability of deferred income tax assets and assessment of tax uncertainties, and determination of control.

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(r)
Recently Adopted Accounting Policies

        Brookfield Infrastructure applied, for the first time, certain Standards and amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2014. The impact of adopting these Standards on the partnership's accounting policies and disclosures are as follows:

IFRIC 21 Levies—("IFRIC 21")

        IFRIC 21, Levies ("IFRIC 21") provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 was applied retrospectively and the application of this new standard had no impact on Brookfield Infrastructure's accounting for levies for the current and prior periods presented.

IAS 32 Financial Instruments: Presentation—("IAS 32")

        IAS 32, Financial Instruments: Presentation ("IAS 32") was amended to clarify certain aspects as a result of the application of offsetting requirements, namely focusing on the following four main areas: the interpretation of "currently has a legally enforceable right of set-off", the application of simultaneous realization and settlement, the offsetting of collateral amounts, and the unit of account for applying the offsetting requirements. The amendments to IAS 32 were applied retrospectively and the application of these amendments had no impact on Brookfield Infrastructure's accounting for or presentation of financial instruments for the current and prior periods presented.

(s)
Future Changes in Accounting Policies

Standards issued, but not yet adopted

IAS 16 Property, Plant, and Equipment—("IAS 16") and IAS 38 Intangible Assets—("IAS 38")

        IAS 16, Property, Plant, and Equipment—("IAS 16") and IAS 38, Intangible Assets—("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs"). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments—("IFRS 9")

        In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

NOTE 4.  ACQUISITION OF BUSINESSES

(a)
Acquisition of Macquarie District Energy

        On August 21, 2014 Brookfield Infrastructure expanded the U.S. district energy platform to the mid-west U.S. as it acquired a 40% interest in Macquarie District Energy, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results.

        The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Total consideration	$38

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

Fair value of assets and liabilities acquired as at August 21, 2014 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest(2)	(60)

Net assets acquired	$38

(1)
The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.

(2)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        Upon acquisition of Macquarie District Energy by Brookfield Infrastructure, a deferred tax liability of $132 million was recorded. The deferred income tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

        Brookfield Infrastructure's results from operations for the year ended December 31, 2014, include $20 million of revenue and $2 million of net loss from Macquarie District Energy.

(b)
Acquisition of Seattle Steam

        On November 21, 2014 Brookfield Infrastructure expanded the U.S. district energy platform to the pacific U.S. as it acquired a 40% interest in Seattle Steam, for consideration of $9 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$9

Consideration	$9

Fair value of assets and liabilities acquired as at November 21, 2014 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$17
Property, plant and equipment	45
Non-recourse borrowings	(37)

Net assets acquired before non-controlling interest	$25
Non-controlling interest(2)	(16)

Net assets acquired	$9

(1)
The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.

(2)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Seattle Steam.

        Brookfield Infrastructure's results from operations for the year ended December 31, 2014, include $3 million of revenue and less than $1 million of net income from Seattle Steam.

(c)
Acquisition of Lodi Gas Storage

        On December 31, 2014 Brookfield Infrastructure expanded the North American gas storage operation to the U.S. West Coast as it acquired a 40% interest in Lodi Gas Storage, for consideration of $42 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following summarizes the consideration transferred, assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$42

Consideration	$42

Fair value of assets and liabilities acquired as at December 31, 2014 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	130
Accounts payable and other	(30)

Net assets acquired before non-controlling interest	104
Non-controlling interest(2)	(62)

Net assets acquired	$42

(1)
The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.

(2)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Lodi Gas Storage.

        Brookfield Infrastructure's results from operations for the year ended December 31, 2014 did not record any revenue or net income from the acquisition of Lodi Gas Storage as the transaction was completed on December 31, 2014.

(d)
Business combinations—supplemental information

        Had the acquisitions of Macquarie District Energy, Seattle Steam and Lodi Gas Storage been effective January 1, 2014, the revenue of Brookfield Infrastructure would have been $1,985 million (unaudited) for the year ended December 31, 2014 and net income would have been $217 million (unaudited) for the year ended December 31, 2014. In determining the pro-forma revenue and net income attributable to the partnership, management has:

  •
  Calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

  •
  Based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

  •
  Excluded transaction deal costs of the acquiror as a non-recurring pre-acquisition cost.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

(1)
The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the Consolidated Statements of Partnership Capital and attributed on a ratable basis to the partners of Brookfield Infrastructure based on their respective ownership interests existing at the date of the partial disposal. Amounts in accumulated other comprehensive income at the date of the partial disposition that were attributable to the UK regulated distribution operation were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest—in operating subsidiaries.

NOTE 6.  ASSETS CLASSIFIED HELD FOR SALE & DISCONTINUED OPERATIONS

Assets Held for Sale

a)
New England electricity transmission operations

        In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its New England electricity transmission operations. Management is actively seeking a buyer and expects to complete the sale during the year ending December 31, 2015. The New England electricity transmission operation was reported as a non-wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and was reclassified as held for sale as of December 31, 2014.

        Subsequent to December 31, 2014 Brookfield Infrastructure executed a definitive agreement to sell its 23% interest in its New England electricity transmission operations to a third party. The business

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

will be sold for proceeds of $281 million (on 100% basis). Completion of the transaction is expected to occur in the second half of 2015, subject to customary closing conditions.

b)
North American natural gas transmission business

        In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business. Management is actively seeking a buyer and expects to complete the sale during the year ending December 31, 2015. The North American natural gas transmission business was reported as an investment in associate on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and was reclassified as held for sale as of December 31, 2014.

        The following table presents the assets and liabilities that are classified as held for sale as of December 31, 2014:

US$ MILLIONS
Assets
Cash and cash equivalents	$1
Accounts receivable and other	4
Property, plant and equipment	218
Intangible assets	33
Investments in associates	311

Assets classified as held for sale	$567

Liabilities
Accounts payable and other	3
Non-recourse borrowings	145
Financial liabilities	4
Other liabilities	4
Deferred income tax liability	43

Liabilities directly associated with assets classified as held for sale	$199

Discontinued Operations

        The revenues and expenses related to the partnership's North American natural gas transmission business and the U.S. and Canadian freehold timberlands, Brookfield Infrastructure's timber segment, have been presented within the Consolidated Statements of Operating Results as discontinued operations as a result of the following transactions:

  i)
  During the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business and expects to complete the sale during the year ending December 31, 2015;

  ii)
  Brookfield Infrastructure sold its 30% interest in its U.S. freehold timberlands to a third party for proceeds of $467 million. This transaction closed in the third quarter of 2013;

  iii)
  During the second quarter of 2013, Brookfield Infrastructure disposed of its 25% interest in its Canadian freehold timberlands to a third party for proceeds of $173 million.

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The North American natural gas transmission business and timber segment were reported as part of continuing operations until the third quarter of 2014 and second quarter of 2013, respectively, and have since been classified as discontinued operations for both the current and comparative periods.

        The operating results of discontinued operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

	For the year ended December 31,
US$ MILLIONS	2014	2013	2012
Revenues	$—	$305	$480
Direct operating costs	—	(174)	(328)
Depreciation and amortization expense	—	—	(2)

	—	131	150
Interest expense	—	(44)	(85)
Share of losses from investments in associates	(8)	(273)	(11)
Fair value adjustments	—	(10)	203
Other expenses	—	(2)	—

(Loss) income before income tax	(8)	(198)	257
Attributable current and deferred income taxes	—	(14)	(78)

	(8)	(212)	179
Gain on disposal of timber segment	—	57	—
Attributable current and deferred income taxes	—	(73)	—

	(8)	(16)	—

(Loss) income from discontinued operations	$(8)	$(228)	$179

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        Income (loss) attributable to unitholders for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the year ended December 31,
US$ MILLIONS	2014	2013	2012
Income from continuing operations attributable to:
Limited partners	$107	$131	$31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	41	50	12
Interest of others in operating subsidiaries	45	80	53
General partner	44	32	16

(Loss) income from discontinued operations attributable to:
Limited partners	$(6)	$(194)	$33
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(2)	(76)	14
Interest of others in operating subsidiaries	—	43	132
General partner	—	(1)	—

Basic and diluted earnings (loss) per unit attributable to:
Limited partners from continuing operations	0.71	0.86	0.23
Limited partners from discontinued operations	(0.04)	(1.29)	0.24

Basic and diluted earnings (loss) per unit attributable to Limited partners	$0.67	$(0.43)	$0.47

        Comprehensive income (loss) attributable to unitholders for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the year ended December 31,
US$ MILLIONS	2014	2013	2012
Comprehensive income from continuing operations attributable to:
Limited partners	$74	$245	$498
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	29	96	206
Interest of others in operating subsidiaries	30	111	118
General partner	43	33	19

Comprehensive (loss) income from discontinued operations attributable to:
Limited partners	$(6)	$(192)	$(66)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(2)	(76)	(33)
Interest of others in operating subsidiaries	—	50	134
General partner	—	(1)	—

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        Other comprehensive (loss) income relating to the disposal groups for the years ended December 31, 2014, 2013 and 2012 is as follows:

	For the year ended December 31,
US$ MILLIONS	2014	2013	2012
Revaluation of property, plant and equipment	$—	$(4)	$(3)
Cash flow hedges	—	5	16
Taxes on the above items	—	(1)	(2)

Total	$—	$—	$11

        The net cash flows attributable to the operating, investing and financing activities of discontinued operations for the years ended December 31, 2014, 2013 and 2012 are as follows:

	For the year ended December 31,
	2014	2013	2012
Operating cash flows	$—	$67	$56
Investing cash flows	—	(49)	(7)
Financing cash flows	—	(49)	(52)

Net cash flows	$—	$(31)	$(3)

NOTE 7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

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

Classification of Financial Instruments

        Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

Carrying Value and Fair Value of Financial Instruments

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2014:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$189	$189
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)(1),	607	—	2	609
Marketable securities	—	305	—	305

Total	$607	$305	$490	$1,402

Financial liabilities
Corporate borrowings	$—	$—	$588	$588
Non-recourse borrowings (current and non-current)	—	—	6,221	6,221
Accounts payable and other	—	—	532	532
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	528	—	75	603

Total	$528	$—	$7,436	$7,964

(1)
Derivative instruments which are elected for hedge accounting totaling $560 million are included in Financial assets and $164 million of derivative instruments are included in Financial liabilities.

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2013:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$538	$538
Accounts receivable and other	—	—	346	346
Financial assets (current and non-current)(1)	241	—	69	310
Marketable securities	—	230	—	230

Total	$241	$230	$953	$1,424

Financial liabilities
Corporate borrowings	$—	$—	$377	$377
Non-recourse borrowings (current and non-current)	—	—	5,790	5,790
Accounts payable and other	—	—	491	491
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	547	—	—	547

Total	$547	$—	$6,678	$7,225

(1)
Derivative instruments which are elected for hedge accounting totaling $196 million are included in Financial assets and $195 million of derivative instruments are included in Financial liabilities.

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following table provides the carrying values and fair values of financial instruments as at December 31, 2014 and December 31, 2013:

	Dec. 31, 2014		Dec. 31, 2013
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$189	$189	$538	$538
Accounts receivable and other	299	299	346	346
Financial assets (current and non-current)	609	609	310	310
Marketable securities	305	305	230	230

Total	$1,402	$1,402	$1,424	$1,424

Financial liabilities
Corporate borrowings(1)	$588	$600	$377	$381
Non-recourse borrowings(2)	6,221	6,544	5,790	5,973
Accounts payable and other (current and non-current)	532	532	491	491
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	603	603	547	547

	$7,964	$8,299	$7,225	$7,412

(1)
Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

(2)
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the UK port operation and Chilean toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

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

Cash Flow Hedges

        Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2014, pre-tax net unrealized losses of $41 million (2013: losses of $13 million, 2012: losses of $29 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31,

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

2014, there was a net derivative asset balance of $269 million relating to derivative contracts designated as cash flow hedges (2013: $31 million liability).

Net Investment Hedges

        Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2014, unrealized net gains of $118 million (2013: gains of $14 million, 2012: losses of $19 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $23 million gain (2013: loss of $26 million, 2012: gain of $10 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2014, there was a net unrealized derivative asset balance of $127 million relating to derivative contracts designated as net investment hedges (2013: net unrealized derivative asset balance of $8 million).

Fair Value Hierarchical Levels—Financial Instruments

        Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2	—

Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

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

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The fair value of the partnership's financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2014	Dec. 31, 2013
Marketable securities	Level 1(1)	$305	$230
Foreign currency forward contracts	Level 2(2)
Financial asset		188	64
Financial liability		6	36
Interest rate swaps	Level 2(2)
Financial asset		$419	177
Financial liability		510	511
Other contracts
Financial liability	Level 3(3)	$12	—

(1)
Valuation technique: Quoted bid prices in an active market.

(2)
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

(3)
Valuation technique: Discounted cash flow. Future cash flows primarily driven by freight volumes and the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. See note 12 for additional information pertaining to the North American container terminal.

        Assets and liabilities measured at fair value on a recurring basis include $912 million (2013: $471 million) of financial assets and $528 million (2013: $547 million) of financial liabilities which are measured at fair value using valuation inputs based on management's best estimates.

        During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2014			Dec. 31, 2013
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	305	—	—	230	—	—
Financial assets (current and non-current)	—	607	—	—	241	—

Financial liabilities
Financial liabilities (current and non-current)	$—	$516	$12	$—	$547	$—

Offsetting of Financial Assets and Liabilities

        Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As of December 31, 2014 the amounts offset in the Consolidated Statements of Financial Position totaled $3 million (2013: $1 million).

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2014	2013
Cash	$122	$529
Cash equivalents	67	9

Total cash and cash equivalents	$189	$538

NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2014	2013
Current:
Foreign currency forward contracts	$173	$30
Marketable securities	305	230
Other	6	102

Total current	$484	$362

Non-current:
Cross currency interest rate swaps	$398	$175
Other	32	3

Total non-current	$430	$178

NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2014	2013
Current:
Accounts receivable	$268	$313
Prepayments & other assets	31	33

Total current	$299	$346

Non-current:
Deferred financing costs(1)	$2	$2
Other assets	87	90

Total non-current	$89	$92

(1)
Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 11.  INVENTORY

US$ MILLIONS	2014	2013
Current:
Raw materials and consumables	$21	$22

Carrying amount of inventories	$21	$22

        The amount of inventory written down in 2014 is $nil (2013: $nil, 2012: $nil).

NOTE 12.  INVESTMENTS IN ASSOCIATES

        The following table presents the ownership interest and carrying values of Brookfield Infrastructure's investments in associates:

	Ownership Interest		Voting Interest		Carrying Value
US$ MILLIONS	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Brazilian toll road	31%	31%	31%	31%	$985	$773
South American transmission operation	28%	28%	28%	28%	724	717
Brazilian rail business(1)	11%	—%	11%	—%	320	—
Other(2),(3),(4)	11%-40%	11%-50%	11%-40%	11%-50%	383	549

Total					$2,412	$2,039

        The following table represents the change in the balance of investments in associates:

US$ MILLIONS	2014	2013
Balance at beginning of year	$2,039	$2,179
Share of earnings for the year—continuing operations	58	56
Share of losses for the year—discontinued operations	(8)	(273)
Foreign currency translation and other	(307)	(81)
Share of other reserves for the year—OCI	123	160
Distributions	(38)	(90)
Acquisitions, net of disposals(1),(3),(4),(5)	856	88
Reclassification to asset held for sale(6)	(311)	—

Balance at end of year	$2,412	$2,039

(1)
On August 19, 2014, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired an 11% interest in a Brazilian rail business for $367 million. Brookfield Infrastructure has significant influence through its representation on the board of directors of the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(2)
Other includes the partnership's North American gas transmission operation, European port operation, Texas electricity transmission project, North American west coast container terminal and U.S. gas storage operation. Brookfield Infrastructure executed definitive agreements in the fourth quarter of 2014 to sell its 50% interest in its Social Infrastructure assets to a third party for proceeds of $9 million and recorded a gain of $5 million.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(3)
On March 26, 2014, Brookfield Infrastructure, through an arrangement formed between Brookfield and Mitsui O.S.K. Lines Ltd., acquired a 20% interest in a North American west coast container terminal operation. Brookfield Infrastructure has significant influence through its position in the arrangement. Accordingly, Brookfield Infrastructure equity accounts for the entity. The purchase price is payable in a series of three equal payments, one on the date of acquisition as well as one and two years subsequent to this date and consequently an amount payable of $76 million is recorded as a financial liability within the consolidated financial statements of financial position. Also, an acquisition earn-out may be payable to the extent that certain earnings-based performance metrics are met, the potential earn-out is based on certain 2015 and 2016 EBITDA targets whereby a further $11 million financial liability was recorded. The earn-out will be subsequently measured at fair value with resulting changes in fair value recorded in profit or loss. Based on an expected value methodology of performance targets the partnership has determined a possible undiscounted range of payment outcomes ranging from $nil to $28 million.

(4)
On December 3, 2014, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 20% interest in a U.S. gas storage operation. The purchase price is payable in a series of payments, one on the date of acquisition for $27 million as well as payments over the next five years resulting in an amount payable of $12 million recorded as a financial liability within the consolidated financial statements of financial position. Brookfield Infrastructure has significant influence through Brookfield's governance rights in relation to the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(5)
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

(6)
In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business—see note 6 for additional information.

        The following tables presents the gross assets and liabilities of Brookfield Infrastructure's investments in associates:

	As at December 31, 2014
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$683	$5,867	$6,550	$666	$1,495	$2,161	$4,389	$3,404	$985
South American transmission operation	244	5,513	5,757	155	3,361	3,516	2,241	1,517	724
Brazilian rail business	787	3,337	4,124	240	883	1,123	3,001	2,681	320
Other	330	3,374	3,704	230	1,730	1,960	1,744	1,361	383

Total	$2,044	$18,091	$20,135	$1,291	$7,469	$8,760	$11,375	$8,963	$2,412

	As at December 31, 2013
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$805	$4,758	$5,563	$532	$2,578	$3,110	$2,453	$1,680	$773
South American transmission operation	1,254	4,543	5,797	1,189	2,055	3,244	2,553	1,836	717
Other	541	8,087	8,628	382	6,235	6,617	2,011	1,462	549

Total	$2,600	$17,388	$19,988	$2,103	$10,868	$12,971	$7,017	$4,978	$2,039

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from Brookfield Infrastructure's investments in associates for the year ended December 31, 2014, 2013, and 2012:

	Year Ended December 31, 2014
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$1,056	$88	$(431)	$(343)	$(236)	$—	$(107)	$—
South American transmission operation	434	65	30	95	60	70	35	28
Brazilian rail business	459	58	(480)	(422)	(376)	—	(46)	—
Other	929	26	72	98	106	65	(8)	10

Total	$2,878	$237	$(809)	$(572)	$(446)	$135	$(126)	$38

	Year Ended December 31, 2013
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$1,125	$(15)	$(193)	$(208)	$(192)	$—	$(16)	$—
South American transmission operation	446	113	264	377	202	175	175	68
Australasian energy distribution	308	206	(45)	161	73	26	88	19
Other	1,459	(1,032)	204	(828)	(524)	6	(304)	3

Total	$3,338	$(728)	$230	$(498)	$(441)	$207	$(57)	$90

	Year Ended December 31, 2012
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$65	$10	$35	$45	$42	$—	$3	$—
South American transmission operation	439	55	321	376	298	92	78	39
Australasian energy distribution	322	45	206	251	164	52	87	17
Other	1,472	(96)	(39)	(135)	(106)	3	(29)	7

Total	$2,298	$14	$523	$537	$398	$147	$139	$63

        As at December 31, 2014 and 2013, none of the associates have quoted prices in an active market.

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Timberland Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2013	$3,320	$3,000	$1,082	$651	$8,053
Additions	172	170	43	—	385
Disposals	—	—	(5)	—	(5)
Acquisitions (dispositions) through business combinations	—	—	145	(651)	(506)
Fair value adjustment	167	225	39	—	431
Net foreign currency exchange differences	(13)	(410)	(71)	—	(494)

Balance at December 31, 2013	$3,646	$2,985	$1,233	$—	$7,864

Additions, net of disposals	214	128	61	—	403
Acquisitions (dispositions) through business combinations	—	—	522	—	522
Fair value adjustment	321	—	43	—	364
Reclassified as held for sale assets	(233)	—	—	—	(233)
Net foreign currency exchange differences	(311)	(295)	(74)	—	(680)

Balance at December 31, 2014	$3,637	$2,818	$1,785	$—	$8,240

Accumulated depreciation:
Balance at December 31, 2012	$(10)	$(43)	$(25)	$(5)	$(83)
Depreciation expense	(121)	(111)	(43)	—	(275)
Fair value adjustment	102	93	32	—	227
Disposals	—	—	—	5	5
Net foreign currency exchange differences	5	17	3	—	25

Balance at December 31, 2013	$(24)	$(44)	$(33)	$—	$(101)

Depreciation expense	(130)	(129)	(58)	—	(317)
Fair value adjustment	128	8	47	—	183
Reclassified as held for sale assets	15	—	—	—	15
Net foreign currency exchange differences	11	49	4	—	64

Balance at December 31, 2014	$—	$(116)	$(40)	$—	$(156)

Net book value:
December 31, 2014	$3,637	$2,702	$1,745	$—	$8,084

December 31, 2013	$3,622	$2,941	$1,200	$—	$7,763

        The fair value of the partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2014 and 2013. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's property,

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

plant and equipment assets, categorized by segment. The partnership has classified all assets below under level 3 of the fair value hierarchy:

	December 31, 2014				December 31, 2013
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	8% to 12%	8x to 16x	10 to 20 yrs	Discounted cash flow model	8% to 13%	10x to 16x	10 to 20 yrs
Transport	Discounted cash flow model	11% to 15%	10x to 12x	10 to 20 yrs	Discounted cash flow model	11% to 12%	7x to 11x	10 yrs
Energy	Discounted cash flow model	10% to 13%	8x to 12x	10 yrs	Discounted cash flow model	12% to 16%	8x to 12x	10 yrs

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

        At December 31, 2014, Brookfield Infrastructure carried out a review of the fair value of its Utility property, plant and equipment, resulting in a gain from revaluation of $449 million (2013: $269 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Utility property, plant and equipment that would have been recognized had the assets been carried under the cost model is $2,706 million (2013: $3,140 million).

        At December 31, 2014, Brookfield Infrastructure carried out a review of the fair value of its Transport property, plant and equipment. A gain from revaluation of $8 million (2013: $318 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Transport assets that would have been recognized had the assets been carried under the cost model is $1,832 million (2013: $2,079 million).

        At December 31, 2014, Brookfield Infrastructure carried out a review of the fair value of its Energy property, plant and equipment. A gain from revaluation of $90 million (2013: $71 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Energy assets that would have been recognized had the assets been carried under the cost model is $1,538 million (2013: $1,083 million).

        The fair value of the partnership's property, plant and equipment are determined by management of the partnership using estimated inputs and observable market data when available.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2014	2013
Cost	$3,729	$4,117
Accumulated amortization	(154)	(111)

Net intangible assets	$3,575	$4,006

        Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2014	Dec. 31, 2013
Australian regulated terminal	$2,048	$2,231
Chilean toll roads	1,093	1,278
UK port operation	334	355
Other(1)	100	142

Total	$3,575	$4,006

(1)
Other intangibles are comprised of easements and permits to use and operate on government land.

        The intangible assets at Brookfield Infrastructure's Australian regulated terminal operation and Chilean toll roads relate to service concession arrangements.

        The terms and conditions of access to the Australian regulated terminal's services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure's Australian regulated terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 with an option to extend the arrangement an additional 49 years.

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

        The intangible asset at Brookfield Infrastructure's UK port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The carrying value as at December 31, 2014, of Brookfield Infrastructure's indefinite lived intangibles is $334 million (2013: $355 million). The following table presents the change in the balance of intangible assets:

US$ MILLIONS	2014	2013
Cost at beginning of the year	$4,117	$4,566
Additions	36	40
Acquisitions through business combinations	—	4
Reclassified as held for sale	(42)	—
Foreign currency translation	(382)	(493)

Cost at end of year	$3,729	$4,117

        The following table presents the accumulated amortization for Brookfield Infrastructure's intangible assets:

US$ MILLIONS	2014	2013
Accumulated amortization at beginning of year	$(111)	$(69)
Amortization	(63)	(54)
Reclassified as held for sale	10	—
Foreign currency translation	10	12

Accumulated amortization at end of year	$(154)	$(111)

NOTE 15.  GOODWILL

US$ MILLIONS	Dec. 31, 2014	Dec. 31, 2013
Cost	$48	$636
Acquisitions through business combinations(1)	40	3
Disposition of subsidiary	—	(591)
Foreign currency translation	(4)	—

Total	$84	$48

(1)
See note 4 for additional information.

        Upon the acquisition of U.S freehold timberlands by Brookfield Infrastructure, a deferred income tax liability of approximately $591 million was recorded. The deferred income tax liability arose because tax bases of the net assets, to Brookfield, were significantly lower than their fair value. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $591 million. This goodwill was attributable to a single cash-generating unit (CGU) and is tested for impairment annually using a fair value less costs of disposal model. In July 2013, Brookfield Infrastructure sold its 30% interest in the U.S freehold timberlands business resulting in the disposal of $591 million of goodwill.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 16.  INVESTMENT PROPERTIES

US$ MILLIONS	UK port operation	HBU(1)	Total
Gross carrying amount:
Balance at January 1, 2013	$157	$56	$213
Disposition of subsidiary	—	(54)	(54)
Fair value adjustments	4	(2)	2
Foreign exchange differences	3	—	3

Balance at December 31, 2013	$164	$—	$164
Additions	3	—	3
Fair value adjustments	4	—	4
Foreign exchange differences	(9)	—	(9)

Balance at December 31, 2014	$162	$—	$162

(1)
HBU is defined as "highest and best use" lands.

        As at December 31, 2014, a $4 million gain was recognized for the UK port operation (2013: $4 million gain). Fair values are generally determined by calculating the discounted future cash flows of the properties.

        During the year ended December 31, 2013, Brookfield Infrastructure sold its 30% interest in its U.S freehold timberlands and 25% interest in its Canadian freehold timberlands resulting in the disposal of $54 million of investment properties.

        Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2014 and 2013. The fair value of the partnership's investment properties are determined by management of the partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's investment property. The partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	7% to 15%

        An increase in the capitalization rate would lead to a decrease in the fair value of property, plant and equipment, with the opposite impact for a decrease in the capitalization rate.

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 17.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2014	2013
Current:
Accounts payable(1)		$264	$222
Accrued & other liabilities		149	188
Deferred revenue	(i)	102	65
Provisions		17	16

Total current		$532	$491

Non-current:
Deferred revenue	(i)	$340	$397
Provisions		15	57
Pension liability(2)		99	80
Other liabilities		115	23

Total non-current		$569	$557

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
See Note 32, Retirement Benefit Plans for further details.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 35.

(i)
Deferred revenue

        Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities and for future natural gas and electricity connections at Brookfield Infrastructure's Australian rail operation and UK regulated distribution operation, respectively. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access and connections arrangement.

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 18.  FINANCIAL LIABILITIES

US$ MILLIONS	2014	2013
Current:
Foreign currency forward contracts	$6	$36
Other financial liabilities	43	—

Total current financial liabilities	$49	$36

Non-current:
Interest rate swaps	$143	$103
Inflation swaps	294	354
Other financial liabilities	117	54

Total non-current financial liabilities	$554	$511

NOTE 19.  BORROWINGS

(a)
Corporate Borrowings

        Brookfield Infrastructure has a $1.4 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.4 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2019. All obligations of Brookfield Infrastructure under the facility are guaranteed by the partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at December 31, 2014, draws on the credit facility were $246 million (2013: $nil) and $110 million of letters of credit issued (2013: $99 million).

(b)
Non-Recourse Borrowings

        The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	December 31, 2014	December 31, 2013
Current	$41	$71
Non-current	6,180	5,719

Total	$6,221	$5,790

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
2015	$3	$35	$3	$41
2016	289	36	1	326
2017	59	120	53	232
2018	2	61	1	64
2019	58	66	1	125
Thereafter	2,723	2,179	612	5,514

Total Principal repayments	3,134	2,497	671	6,302

Deferred financing costs	(69)	(2)	(10)	(81)

Total—Dec. 31, 2014	$3,065	$2,495	$661	$6,221

Total—Dec. 31, 2013	$3,148	$2,198	$444	$5,790

        The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Dec. 31, 2014	6%	5%	4%	3%	5%
Dec. 31, 2013	6%	6%	4%	4%	6%

        Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec 31, 2014	Local Currency		Dec 31, 2013	Local Currency
Australian dollars	$2,859	AUD	3,499	$2,835	AUD	3,179
British pounds	1,540	GBP	988	1,444	GBP	872
U.S. dollars	285	USD	285	190	USD	190
Chilean Unidad de Fomento(1)	884	UF	22	683	UF	16
Canadian dollars	395	CAD	459	432	CAD	459
Colombian Peso	168	COP	400,155	206	COP	398,631
Brazilian reais	90	BRL	239	—	BRL	—

(1)
Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 20.  SUBSIDIARY PUBLIC ISSUERS

        On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five-year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%. These notes, which mature in October 2017 and remain outstanding as of December 31, 2014, are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly-owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

        In December 2014, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the "Debt Issuers") and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the "Issuers"), filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$1 billion (or the equivalent in other currencies).

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

For the year ended December 31, 2014	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the Partnership other than the Issuers(3)	Consolidating Adjustments(4)	Brookfield Infrastructure Consolidated
Revenue	$—	$—	$1,924	$—	$1,924
Net income (loss) from continuing operations attributable to partnership	107	—	477	(392)	192
Net income (loss) attributable to partnership(1)	101	—	469	(386)	184

For the year ended December 31, 2013
Revenue	$—	$—	$1,826	$—	$1,826
Net income (loss) from continuing operations attributable to partnership	131	—	655	(573)	213
Net income (loss) attributable to partnership(1)	(63)	—	384	(379)	(58)

As at December 31, 2014
Current assets	$—	$3	$1,560	$(3)	$1,560
Non-current assets	3,493	351	14,935	(3,844)	14,935
Current liabilities	—	5	821	(5)	821
Non-current liabilities	—	350	11,461	(2,459)	9,352
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	1,321	—	1,321
Non-controlling interests—in operating subsidiaries	—	—	1,444	—	1,444

As at December 31, 2013
Current assets	$—	$3	$1,268	$(3)	$1,268
Non-current assets	3,711	377	14,414	(4,088)	14,414
Current liabilities	—	3	598	(3)	598
Non-current liabilities	—	377	10,392	(2,290)	8,479
Non-controlling interest—Redeemable Partnership Units held by Brookfield	—	—	1,408	—	1,408
Non-controlling interests—in operating subsidiaries	—	—	1,419	—	1,419

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

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 21.  PREFERRED SHARES

        As at December 31, 2014, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively (2013: $5 million, $5 million and $10 million, respectively). Each preferred share is non-voting preferred and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2014, there are no dividends in arrears.

NOTE 22.  REVENUES

        Brookfield Infrastructure's revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2014	2013	2012
Utilities
Regulated Terminal Operation	$384	$454	$441
Electricity Transmission	62	62	59
Regulated Distribution	505	402	356
Transport
Rail	370	371	287
Ports	226	205	204
Toll Roads	105	108	27
Energy
Transmission, Distribution & Storage	100	110	103
District Energy	172	114	47

	$1,924	$1,826	$1,524

NOTE 23.  INTEREST EXPENSE

US$ MILLIONS	2014	2013	2012
Interest on corporate facility	$3	$2	$5
Interest on corporate debt	11	11	2
Interest on non-recourse borrowings	343	344	310
Other financing fees	5	5	5

	$362	$362	$322

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 24.  PAYROLL EXPENSE

        The partnership has no key employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel, details of the management fees paid during the year are disclosed in Note 33. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        Throughout the year, the General Partner in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2014 (2013: less than $1 million, 2012: less than $1 million).

        For the year ended December 31, 2014, payroll expense, including benefits at Brookfield Infrastructure's subsidiaries was $203 million (2013: $208 million; 2012: $175 million).

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 25.  NON-WHOLLY OWNED SUBSIDIARIES

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2014
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
UK regulated distribution operation	$61	$2,914	$200	$1,873	$177	$725
Australian regulated terminal operation	64	2,336	23	2,004	106	267
New England electricity transmission operation (note 6)	256	—	199	—	43	14
Colombian regulated distribution operation	55	724	16	414	286	63
Transport
UK port operation	54	792	62	462	132	190
Chilean toll roads	107	1,107	38	947	111	118
Brazilian toll road	9	266	3	88	184	—
Energy
North American gas storage operation	1	120	3	52	55	11
North American west coast gas storage operation	9	129	9	26	63	40
Canadian district energy operation	43	555	16	314	200	68
U.S. district energy operation	23	647	17	535	70	48
Corporate & Other
Holding LP	483	132	247	381	17	(30)

Total	$1,165	$9,722	$833	$7,096	$1,444	$1,514

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

	As of December 31, 2013
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
UK regulated distribution operation	$62	$2,732	$209	$1,720	$170	$695
Australian regulated terminal operation	42	2,408	25	2,043	112	270
New England electricity transmission operation	5	221	7	176	34	9
Colombian regulated distribution operation	125	744	30	475	301	63
Transport
UK port operation	62	816	59	464	147	208
Chilean toll roads	117	1,283	60	733	294	313
Energy
North American gas storage operation	8	119	2	49	64	12
Canadian district energy operation	87	560	20	336	218	73
U.S. district energy operation	6	142	2	40	64	42
Corporate & Other
Holding LP	649	63	154	123	15	420

Total	$1,163	$9,088	$568	$6,159	$1,419	$2,105

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year Ended December 31, 2014
		Attributable to non-controlling interest			Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Distributions	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
UK regulated distribution operation	$310	$15	$29	$36	$74	$114
Australian regulated terminal operation	385	23	3	31	80	6
New England electricity transmission operation	25	(1)	15	3	(1)	4
Colombian regulated distribution operation	194	36	17	68	44	3
Transport
UK port operation	226	8	(21)	2	20	(32)
Chilean toll roads	105	(17)	(39)	128	(35)	(41)
Energy
North American gas storage operation	7	(9)	5	4	(11)	1
North American west coast gas storage operation	—	—	—	—	—	—
Canadian district energy operation	82	—	10	27	(1)	3
U.S. district energy operation	48	(9)	9	68	(11)	6
Corporate & Other
Holding LP	8	(1)	(43)	—	(58)	22

Total	$1,390	$45	$(15)	$367	$101	$86

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

	Year Ended December 31, 2013
		Attributable to non-controlling interest			Attributable to unitholders
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Distributions	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
UK regulated distribution operation	$266	$21	$43	$11	$61	$128
Australian regulated terminal operation	402	20	(26)	29	50	(64)
New England electricity transmission operation	23	3	10	3	1	4
Colombian regulated distribution operation	189	3	16	50	1	3
Transport
UK port operation	205	12	14	3	17	20
Chilean toll roads	108	5	(30)	—	6	(30)
Energy
North American gas storage operation	16	13	(3)	15	3	(1)
Canadian district energy operation	76	3	7	10	—	(2)
U.S. district energy operation	2	—	(1)	—	—	—
Timber
U.S. freehold timberlands	278	40	10	29	51	4
Canadian freehold timberlands	27	3	(2)	6	5	(3)
Corporate & Other
Holding LP	—	—	—	—	(139)	(38)

Total	$1,592	$123	$38	$156	$56	$21

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

	Year Ended December 31, 2012
		Attributable to non-controlling interest			Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Distributions	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
Australian regulated terminal operation	$441	$18	$(1)	$48	$45	$(2)
New England electricity transmission operation	23	(6)	19	2	(2)	6
Colombian regulated distribution operation	188	21	50	—	5	10
Transport
UK port operation	204	8	3	3	11	5
Chilean toll roads	27	4	(4)	—	9	(3)
Energy
North American gas storage operation	11	(5)	(1)	4	(1)	—
Canadian district energy operation	13	(1)	2	—	—	1
U.S. district energy operation	—	—	—	—	—	—
Timber
U.S. freehold timberlands	242	123	2	37	52	1
Canadian freehold timberlands	236	10	(3)	—	6	(3)
Corporate & Other
Holding LP	—	13	—	—	(64)	(52)

Total	$1,385	$185	$67	$94	$61	$(37)

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2014			Year ended December 31, 2013
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
UK regulated distribution operation	$194	$(202)	$(7)	$159	$(155)	$(8)
Australian regulated terminal operation	114	(27)	(99)	110	(36)	(103)
New England electricity transmission operation	10	—	(10)	8	—	(8)
Colombian regulated distribution operation	39	(1)	(75)	33	(10)	(18)
Transport
UK port operation	50	(47)	(12)	30	(15)	(17)
Chilean toll roads	63	(8)	(16)	29	5	(26)
Energy
North American gas storage operation	(1)	1	(1)	6	18	(19)
North American west coast gas storage operation	6	—	—	—	—	—
Canadian district energy operation	32	(23)	(40)	31	(25)	70
U.S. district energy operation	47	(30)	(16)	3	—	—
Timber
U.S. freehold timberlands	—	—	—	41	(25)	(41)
Canadian freehold timberlands	—	—	—	17	(15)	(8)
Corporate & Other
Holding LP	(137)	(569)	458	(1)	242	28

Total	$417	$(906)	$182	$466	$(16)	$(150)

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

	Cash Flow Activities
	Year ended December 31, 2012
US$ MILLIONS	Operating	Investing	Financing
Utilities
UK regulated distribution operation	$70	$160	$(231)
Australian regulated terminal operation	153	(9)	(120)
New England electricity transmission operation	6	—	(7)
Colombian regulated distribution operation	56	35	(10)
Transport
UK port operation	23	(4)	(11)
Chilean toll roads	4	69	(4)
Energy
North American gas storage operation	6	(4)	(2)
Canadian district energy operation	4	(2)	—
U.S. district energy operation	—	—	—
Timber
U.S. freehold timberlands	60	(7)	(52)
Canadian freehold timberlands	(3)	1	—
Corporate & Other
Holding LP	(29)	(1,497)	1,451

Total	$350	$(1,258)	$1,014

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 26.  INCOME TAXES

        The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

(a)
Deferred Income Tax Balances

        The sources of deferred income tax balances are as follows:

	As of December 31
US$ MILLIONS	2014	2013
Deferred income tax assets
Tax losses carried forward	$232	$213
Financial instruments and other	200	286

	$432	$499

Deferred income tax liabilities
Property, plant and equipment and investment properties	$(1,200)	$(1,037)
Intangible assets	(574)	(633)

	$(1,774)	$(1,670)

Net deferred income tax liabilities	$(1,342)	$(1,171)

Reflected in the balance sheet as follows:
Deferred income tax assets	$99	$124
Deferred income tax liabilities	(1,441)	(1,295)

Net deferred income tax liabilities	$(1,342)	$(1,171)

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	January 1, 2014	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	December 31, 2014
Deferred income tax assets related to non-capital losses and capital losses	$213	$50	$—	$(22)	$(9)	$232
Deferred income tax liabilities related to differences in tax and book basis, net	(1,384)	(99)	(140)	133	(84)	(1,574)

Net deferred income tax liabilities	$(1,171)	$(49)	$(140)	$111	$(93)	$(1,342)

		Recognized in
US$ MILLIONS	January 1, 2013	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	December 31, 2013
Deferred income tax assets related to non-capital losses and capital losses	$293	$(9)	$—	$(16)	$(55)	$213
Deferred income tax liabilities related to differences in tax and book basis, net	(2,115)	(14)	(178)	88	835	(1,384)

Net deferred income tax liabilities	$(1,822)	$(23)	$(178)	$72	$780	$(1,171)

(1)
Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.

        Net deferred taxes of $43 million with respect to the New England electricity transmission operations, a business that is classified as held for sale in the financial statements has been included in the $93 million net deferred income tax liability under acquisitions / dispositions in the source of deferred income tax balances and movements noted above.

        Of the $49 million (2013: $23 million) of deferred income tax expense recognized in the Consolidated Statements of Operating Results, $nil (2013: $24 million) of the deferred income tax expense was presented as a component of discontinued operations in the financial statements, representing a deferred income tax recovery of $nil (2013: $1 million).

        The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $683 million (2013: $603 million). Of the $683 million (2013: $603 million) deductible temporary differences not recognized, $416 million (2013: $425 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $267 million (2013: $178 million) relates to non-capital losses, of which $59 million

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(2013: $59 million) expires between 2024 to 2030 and $208 million (2013: $119 million) that carries forward indefinitely and have no expiry dates.

(b)
Income Tax Recognized in Profit or Loss

        The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2014	2013	2012
Tax expense (benefit) comprises:
Current income tax expense	$30	$3	$12
Deferred income tax expense (benefit)
Origination and reversal of temporary differences	17	49	2
Changes in tax rates or the imposition of new taxes	22	(39)	(13)
Previously unrecognized deferred taxes	10	(11)	(31)

Total income tax expense (benefit)	$79	$2	$(30)

Net income before income tax expense reconciles income to tax expense (recovery) as follows:
Net income before income tax	$316	$295	$82

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	78	85	28
Change in substantively enacted tax rates	23	(39)	(13)
Earnings from investments in associates	(11)	(36)	1
Non-taxable portion of loss	(1)	—	9
Income not assessable	(5)	(5)	(19)
International operations subject to different tax rates	(8)	(8)	(8)
Permanent differences and other	3	5	(28)

Income tax expense recognized in profit or loss	$79	$2	$(30)

        As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure's subsidiaries operate. The composite rate has increased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

        The partnership recognized $nil (2013: $nil) of pre-acquisition deferred income tax assets as a result of business combinations that occurred during the year ended December 31, 2014.

        The partnership has approximately $1,908 million (2013: $1,738 million) of temporary differences associated with investments in subsidiaries and associates for which no deferred income taxes have been provided.

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(c)
Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2014	2013	2012
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(143)	$(185)	$(161)
Cash flow hedges	—	7	6
Other	3	—	(6)

Total income tax expense recognized directly in other comprehensive income	$(140)	$(178)	$(161)

NOTE 27.  PARTNERSHIP CAPITAL

        As at December 31, 2014, our partnership's capital structure was comprised of two classes of partnership units: limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. The Holding LP's capital structure is composed of three classes of partnership units: special limited partner units, managing general partner units and Redeemable Partnership Units held by Brookfield.

        In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year, the partnership paid incentive distributions of $44 million (2013: $31 million, 2012: $16 million).

        The Holding LP has issued 58.7 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units at the market price of the partnership. This right is subject to the partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units subject to certain customary adjustments. Both the limited partnership units issued by the partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership of the partnership. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.

        In March 2014, the Holding LP underwent a restructuring whereby the Holding LP's limited partnership agreement was amended to make the partnership the managing general partner of the Holding LP by redesignating the limited partner units as managing general partner units and to make the general partner a special limited partner of the Holding LP by redesignating the general partner units to special limited partner units. This change was made in order to simplify the partnership's governance structure and to more clearly delineate our partnership's governance rights in respect of the Holding LP.

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(a)
Special and Limited Partnership Capital

	Special limited partner units		Limited partnership units		Total
UNITS MILLIONS	2014	2013	2014	2013	2014	2013
Authorized to issue
On issue at January 1	1.1	1.1	150.2	143.6	151.3	144.7
Issued for cash	—	—	0.1	6.6	0.1	6.6

On issue at December 31	1.1	1.1	150.3	150.2	151.4	151.3

	General partner		Limited partners'		Total
US$ MILLIONS	2014	2013	2014	2013	2014	2013
Opening balance	$19	$19	$3,199	$2,955	$3,218	$2,974
Share issuance	—	—	2	244	2	244

Ending balance	$19	$19	$3,201	$3,199	$3,220	$3,218

        In May 2013, Brookfield Infrastructure issued 6.6 million limited partnership units at $37.75 under our shelf registrations in the U.S. and Canada. In total, $247 million of gross proceeds were raised through the issuance and $10 million in equity issuance costs were incurred.

        In August 2012, Brookfield Infrastructure issued 11.1 million limited partnership units at $33.25 under our shelf registrations in the U.S. and Canada. In total, $370 million of gross proceeds were raised through the issuance and $15 million in equity issuance costs were incurred.

        In June 2010, we implemented a distribution reinvestment plan (the "Plan") that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued less than 1 million units for proceeds of $2 million (2013: less than 1 million units for proceeds of $7 million, 2012: less than 1 million units for proceeds of $3 million) under the Plan.

        The weighted average number of special limited partner units outstanding for the year ended December 31, 2014 was 1.1 million (2013: 1.1 million; 2012: 1.1 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2014 was 150.3 million (2013: 147.8 million; 2012: 136.9 million).

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(b)
Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2014	2013
Authorized to issue
On issue at January 1	58.7	56.1
Issued for cash	—	2.6

On issue at December 31	58.7	58.7

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2014	2013
Opening balance	$1,178	$1,084
Share issuance	—	94

Ending balance	$1,178	$1,178

        In May 2013, Brookfield Infrastructure issued 2.6 million Redeemable Partnership Units to Brookfield for proceeds of $94 million.

        In August 2012, Brookfield Infrastructure issued 4.4 million Redeemable Partnership Units to Brookfield for proceeds of $142 million.

        The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2014 was 58.7 million (2013: 57.8 million; 2012: 53.5 million).

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 28.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)
Attributable to Limited Partners'

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$398	$142	$(57)	$(53)	—	$(1)	$200	$629
Other comprehensive income (loss)	254	(236)	(8)	(10)	10	(5)	111	116
Dispositions	—	—	—	—	—	—	(57)	(57)

Balance at December 31, 2013	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688

Other comprehensive income (loss)	160	(334)	101	(33)	4	(19)	88	(33)

Balance at December 31, 2014	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655

(b)
Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive income (loss)	2	(1)	—	—	—	—	—	1

Balance at December 31, 2013	$5	$—	$—	$(1)	$—	$—	$2	$6

Other comprehensive income (loss)	1	(2)	1	—	—	—	(1)	(1)

Balance at December 31, 2014	$6	$(2)	$1	$(1)	$—	$—	$1	$5

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(c)
Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2012	$171	$62	$(24)	$(24)	$—	$—	$87	$272
Other comprehensive income (loss)	101	(92)	(3)	(4)	4	(2)	42	46
Dispositions	—	—	—	—	—	—	(23)	(23)

Balance at December 31, 2013	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295

Other comprehensive income (loss)	63	(130)	39	(13)	2	(6)	33	(12)

Balance at December 31, 2014	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283

NOTE 29.  DISTRIBUTIONS

        For the year ended December 31, 2014, distributions to partnership unitholders were $404 million or $1.92 per unit (2013: $357 million or $1.72 per unit, 2012: $288 million or $1.50 per unit). Additionally, incentive distributions were made to the general partner of $44 million (2013: $31 million, 2012: $16 million).

        On February 3, 2015 the Board of Directors has declared a quarterly distribution in the amount of $0.53 per unit, payable on March 31, 2015 to unitholders of record as of the close of business on February 27, 2015.

NOTE 30.  CONTINGENT ASSETS & LIABILITIES

        Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $137 million (2013: $116 million). These guarantees are generally supported by cash on deposit with banks.

        The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.

NOTE 31.  CONTRACTUAL COMMITMENTS

        In the normal course of business, the partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives and network upgrades at our Australian rail operation and committed expenditures associated with gas and electricity sales contracts at our UK regulated distribution operation. As at December 31, 2014, the partnership had $387 million (2013: $361 million) of such commitments outstanding.

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

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 32.  RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2014 was less than $1 million (2013: less than $1 million, 2012: less than $1 million). The discount rate used was 3.5% (2013: 4.8%, 2012: 4.7%) with a rate of compensation of 3.1% (2013: 3.3%, 2012: 3.3%).

US$ MILLIONS	2014	2013
Plan assets	$288	$259
Less accrued benefit obligation	(387)	(332)

Accrued benefit liability	$(99)	$(73)

NOTE 33.  RELATED PARTY TRANSACTIONS

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

(a)
Transactions with the immediate parent

        Throughout the year, the General Partner, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2014 (2013: less than $1 million, 2012: less than $1 million).

(b)
Transactions with other related parties

        Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly owned subsidiaries of Brookfield.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $107 million for the year ended December 31, 2014 (2013: $102 million, 2012: $86 million).

        For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into limited partnership units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure's Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third part debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        During the year, $8 million was reimbursed at cost to the Service Provider (2013: $8 million, 2012: $9 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At December 31, 2014, Brookfield Infrastructure's deposit balance with Brookfield was less than $1 million (2013: $262 million, 2012: less than $1 million) and earned interest of less than $1 million for the year (2013: less than $1 million, 2012: less than $1 million).

        Brookfield Infrastructure's North American district energy operation has various right-of-way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly owned subsidiary of Brookfield on market terms.

NOTE 34.  DERIVATIVE FINANCIAL INSTRUMENTS

        Brookfield Infrastructure's activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

        The aggregate notional amount of Brookfield Infrastructure's derivative positions at December 31, 2014 and 2013 were as follows:

US$ MILLIONS	Note	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange contracts	(a)	$2,689	$2,174
Interest rates swaps and other	(b)	4,755	5,503

		$7,444	$7,677

        The following table presents the change in fair values of Brookfield Infrastructure's derivative positions during the years ended December 31, 2014 and 2013:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Gains/(losses) on Derivative Financial Liabilities	Net Change During 2014	Net Change During 2013
Foreign exchange derivatives	$123	$29	$152	$36
Interest rate derivative	179	(59)	120	(20)

	$302	$(30)	$272	$16

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

(a)
Foreign Exchange

        Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2014 and 2013.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Foreign exchange contracts
Australian dollars	$1,422	$866	0.88	0.95
British pounds	984	984	1.62	1.60
European Union euros	131	148	1.28	1.36
Canadian dollars	152	176	0.89	0.97

	$2,689	$2,174

(b)
Interest Rates

        At December 31, 2014, Brookfield Infrastructure held interest rate swap contracts having an aggregate notional amount of $4,364 million (2013: $5,087 million, 2012: $5,632 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $391 million (2013: $416 million, 2012: $408 million).

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying Brookfield Infrastructure's derivative instruments by term to maturity as at December 31, 2014 and the comparative notional amounts at December 31, 2013, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	Dec. 31, 2014				Dec. 31, 2013
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$412	$228	$—	$640	$674
Interest rate derivatives
Interest rate swaps and other	28	483	179	690	375
Inflation linked swap	—	—	391	391	416

	$440	$711	$570	$1,721	$1,465

Elected for hedge accounting
Foreign exchange derivatives	$2,049	$—	$—	$2,049	$1,501
Interest rate derivatives
Interest rate swaps	2	1,593	2,079	3,674	4,712

	$2,051	$1,593	$2,079	$5,723	$6,213

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2014 and 2013 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2014			2013
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$3,674	$(41)	$—	$4,587	$(13)	$1
Net investment hedges	2,049	141	—	1,501	(12)	—

	$5,723	$100	$—	$6,088	$(25)	$1

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

NOTE 35.  FINANCIAL RISK MANAGEMENT

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

(a)
Capital Risk Management

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2013.

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2014	2013
Subsidiary and corporate borrowings	$6,809	$6,167
Preferred shares	20	20
Cash and cash equivalents(1)	(494)	(768)

Net Debt	6,335	5,419
Total partnership capital	6,322	6,605

Total capital and net debt	$12,657	$12,024

Net debt to capitalization ratio	50%	45%

(1)
Includes marketable securities.

        The Board, along with senior management of the Service Provider, reviews Brookfield Infrastructure's capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.

        Brookfield Infrastructure manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.

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

        As disclosed within borrowings (note 19), Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

        During the years ended December 31, 2014 and 2013, there were no breaches of any loan covenants within Brookfield Infrastructure.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        Brookfield Infrastructure's estimated corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2014	2013
Corporate cash and financial assets	$317	$523
Availability under committed credit facility	1,400	1,400
Draws on credit facility	(246)	—
Commitments under credit facility	(110)	(99)

Estimated corporate liquidity	$1,361	$1,824

(1)
Corporate level only.

        Brookfield Infrastructure's $1.4 billion committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 30, 2019. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2014, there was $246 million drawn on this facility (2013: $nil, 2012: $546 million) and $110 million was committed to letters of credit (2013: $99 million, 2012: $92 million).

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

December 31, 2014 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$413	$85	$8	$121	$627
Interest-bearing liabilities(1)	347	637	1,840	6,843	9,667
Finance lease liabilities	3	1	2	1	7
Other financial liabilities	—	—	16	43	59
Derivative liabilities:
Net settled interest rate swaps	48	34	112	(209)	(15)
Net settled foreign currency exchange forward contracts	2	2	4	3	11
Net settled inflation swaps	48	12	92	190	342
Other derivative liabilities	8	8	6	50	72

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $306 million, $298 million, $818 million and $1,354 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

December 31, 2013 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$411	$26	$—	$81	$518
Interest-bearing liabilities(2)	313	341	2,261	5,681	8,596
Finance lease liabilities	4	3	8	16	31
Other financial liabilities	79	40	7	6	132
Derivative liabilities:
Net settled interest rate swaps	44	48	104	(42)	154
Net settled foreign currency exchange forward contracts	37	1	4	6	48
Net settled inflation swaps	12	64	99	244	419
Other derivative liabilities	1	—	—	20	21

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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

        Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. The partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2014 the balance of the portfolio was $305 million (2013: $230 million), a 10% change in the value of the portfolio would impact our equity by $29 million and result in an impact on the Consolidated Statement of Comprehensive income of $31 million.

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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

the yield curve by 10 basis points would have had the following impact, assuming all other variables were held constant:

	2014		2013		2012
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$3	$(3)	$2	$(2)	$4	$(4)
Other comprehensive (loss) income	(5)	5	(4)	4	(14)	14

Foreign Currency Risk Management

        Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure's net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure's approach to foreign currency risk management is:

  •
  Brookfield Infrastructure leverages any natural hedges that may exist within its operations;

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2014, 2013 and 2012:

2014 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$1,080	$116	$141	$10	$107	$51	$—	$55	$1,560
Non-current assets	1,676	5,147	3,911	1,305	1,107	900	165	724	14,935

	$2,756	$5,263	$4,052	$1,315	$1,214	$951	$165	$779	$16,495

Liabilities:
Current liabilities	$349	$106	$287	$—	$36	$27	$—	$16	$821
Non-current liabilities	1,002	3,909	2,470	90	949	518	—	414	9,352

	1,351	4,015	2,757	90	985	545	—	430	10,173

Non-controlling interest—in operating subsidiaries	188	112	310	184	111	254	—	285	1,444
Non-controlling interest—Redeemable Partnership Units held by Brookfield	330	307	267	282	32	41	45	17	1,321

Net investment	$887	$829	$718	$759	$86	$111	$120	$47	$3,557

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

2013 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$661	$114	$148	$—	$117	$103	$—	$125	$1,268
Non-current assets	1,367	5,375	3,769	773	1,283	935	169	743	14,414

	$2,028	$5,489	$3,917	$773	$1,400	$1,038	$169	$868	$15,682

Liabilities:
Current liabilities	$163	$81	$234	$—	$60	$30	$—	$30	$598
Non-current liabilities	622	3,715	2,382	—	733	552	—	475	8,479

	785	3,796	2,616	—	793	582	—	505	9,077

Non-controlling interest—in operating subsidiaries	112	118	317	—	292	281	—	299	1,419
Non-controlling interest—Redeemable Partnership Units held by Brookfield	307	428	267	210	85	48	46	17	1,408

Net investment	$824	$1,147	$717	$563	$230	$127	$123	$47	$3,778

2012 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	NZD	Total
Assets:
Current assets	$112	$174	$174	$—	$122	$22	$—	$142	$—	$746
Non-current assets	5,698	5,913	3,349	335	1,425	969	147	752	384	18,972

	$5,810	$6,087	$3,523	$335	$1,547	$991	$147	$894	$384	$19,718

Liabilities:
Current liabilities	$622	$167	$256	$—	$71	$123	$—	$52	$—	$1,291
Non-current liabilities	2,754	3,763	2,474	—	817	370	—	441	—	10,619

	3,376	3,930	2,730	—	888	493	—	493	—	11,910

Non-controlling interest—in operating subsidiaries	1,596	147	124	—	319	267	—	331	—	2,784
Non-controlling interest—Redeemable Partnership Units held by Brookfield	228	546	182	91	92	63	40	19	104	1,365

Net investment	$610	$1,464	$487	$244	$248	$168	$107	$51	$280	$3,659

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

	Impact on Net Income
	2014		2013		2012
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$—	$—	$(5)	$5	$(2)	$2
USD/AUD	9	(9)	15	(15)	(10)	10
USD/EUR	2	(2)	1	(1)	(3)	3
USD/GBP	13	(13)	(3)	3	—	—
USD/BRL	—	—	1	(1)	—	—
USD/CLP	4	(4)	(1)	1	2	(2)
USD/CDN	3	(3)	(1)	1	2	(2)

	Impact on Partnership Capital
	2014		2013		2012
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$—	$—	$—	$—	$25	$(25)
USD/AUD	11	(11)	71	(71)	111	(111)
USD/EUR	3	(3)	2	(2)	3	(3)
USD/GBP	—	—	—	—	24	(24)
USD/CLP	12	(12)	31	(31)	25	(25)
USD/COP	6	(6)	6	(6)	5	(5)
USD/BRL	104	(104)	77	(77)	24	(24)
USD/CDN	—	—	—	—	17	(17)
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

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

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

NOTE 36.  SEGMENT INFORMATION

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker ("CODM") in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("adjusted EBITDA"), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other cash income (expenses).

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(821)	$597	$(137)	$1,924
Direct operating costs	(217)	(639)	(172)	—	(1,028)	437	(304)	49	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(384)	293	(88)
Other income (expense)	6	(34)	—	26	(2)	23	(10)	—	11
Interest expense	(158)	(173)	(71)	(14)	(416)	102	(106)	58	(362)

FFO	367	392	68	(103)	724	(259)	177	(30)
Depreciation and amortization	(155)	(250)	(76)	—	(481)	167	(111)	45	(380)
Deferred income taxes	(27)	8	5	16	2	(35)	(14)	(2)	(49)
Mark-to-market on hedging items	7	4	(4)	32	39	(3)	2	—	38
Valuation (losses) gains and other	(38)	(51)	11	(22)	(100)	72	(9)	(5)	(42)
Share of earnings from associates	—	—	—	—	—	58	—	—	58
Income from discontinued operations net of tax	—	—	—	—	—	—	—	(8)	(8)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(45)	—	(45)

Net income (loss) attributable to partnership(2)	$154	$103	$4	$(77)	$184	$—	$—	$—	$184

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(761)	$551	$(255)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	414	(287)	121	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(347)	264	(134)
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	97	(108)	72	(362)

FFO	377	326	70	(91)	682	(233)	143	(44)
Depreciation and amortization	(147)	(183)	(70)	—	(400)	115	(92)	48	(329)
Impairment charge	—	—	(275)	—	(275)	—	—	275	—
Deferred income taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	70	(2)	(63)	(55)
Share of earnings from associates	—	—	—	—	—	56	—	—	56
Income from discontinued operations net of tax	—	—	—	—	—	—	—	(228)	(228)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(2)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-7(1)
FOR THE YEAR ENDED DECEMBER 31, 2012 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$774	$738	$316	$143	$1,971	$(543)	$422	$(326)	$1,524
Costs attributed to revenues	(305)	(463)	(172)	(95)	(1,035)	335	(229)	163	(766)
General and administrative costs	—	—	—	(95)	(95)	—	—	—	(95)

Adjusted EBITDA	469	275	144	(47)	841	(208)	193	(163)
Other income (expense)	6	(1)	2	7	14	3	(7)	(2)	8
Interest expense	(167)	(106)	(70)	(50)	(393)	75	(95)	91	(322)

FFO	308	168	76	(90)	462	(130)	91	(74)
Depreciation and amortization	(123)	(118)	(59)	—	(300)	79	(52)	43	(230)
Impairment charge	—	(16)	—	—	(16)	16	—	—	—
Deferred income taxes	11	(2)	31	(3)	37	(7)	14	(2)	42
Mark-to-market on hedging items	(10)	(2)	(17)	(21)	(50)	(1)	(14)	16	(49)
Valuation (losses) gains and other	(75)	3	(31)	76	(27)	31	14	(30)	(12)
Share of earnings from associates	—	—	—	—	—	12	—	—	12
Income from discontinued operations net of tax	—	—	—	—	—	—	—	179	179
Net income attributable to non-controlling interest	—	—	—	—	—	—	(53)	(132)	(185)

Net income (loss) attributable to partnership(2)	$111	$33	$—	$(38)	$106	$—	$—	$—	$106

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

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment for the years under review:

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,805	$4,970	$1,816	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-6(1)
AS AT DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,766	$4,789	$1,629	$(46)	$11,138	$(2,156)	$3,899	$2,801	$15,682

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

Geographic Information

Revenues from external customers

US$ MILLIONS	2014	2013	2012
Australia	$804	$818	$763
United Kingdom	621	556	465
Colombia	194	189	188
Canada	126	131	58
Chile	105	108	27
United States of America	74	24	23

	$1,924	$1,826	$1,524

        Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure's total revenues.

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

Non-current Assets(1)

US$ MILLIONS	2014	2013
Australia	$5,147	5,375
United Kingdom	3,911	3,769
Chile	1,831	1,999
Brazil	1,305	773
United States of America	952	651
Canada	900	935
Colombia	724	743
Europe	165	169

	$14,935	$14,414

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, investments in associates, goodwill, investment properties and other non-current assets.

NOTE 37.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year Ended December 31,
US$ MILLIONS	2014	2013	2012
Interest paid	$328	$334	$360
Income taxes paid	$43	$25	$11

        Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flow depending upon the nature of the underlying transaction.

        Details of "Changes in non-cash working capital, net" on the Statements of Cash Flows are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2014	2013	2012
Accounts receivable	$34	$30	$(61)
Prepayments and other	18	(4)	(99)
Accounts payable and other	2	(45)	316

Changes in non-cash working capital, net	$54	$(19)	$156

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013

NOTE 38.  SUBSEQUENT EVENTS

a)
Preferred Unit Issuance

        Subsequent to period end, Brookfield Infrastructure issued C$125 million of Preferred Units, settling proceeds of USD $95 million, with a fixed annual dividend yielding 4.5% and will be redeemable by Brookfield Infrastructure after a term of 5 years. The net proceeds were used to repay outstanding corporate borrowings and for general corporate purposes.

b)
Medium-Term Note Issuance

        Subsequent to period end, Brookfield Infrastructure executed a C$450 million, seven-year medium term note offering in the Canadian bond market with a coupon of 3.452%, payable semi-annually. The offering was swapped into USD $360 million on a matched maturity basis at an all-in rate of 3.965%.

F-86 Brookfield Infrastructure