Form 20-F
period 2015-12-31
Brookfield Infrastructure Partners L.P.
filed 2016-02-29
CIK 1406234

Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 29, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2015
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

Jane Sheere
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

162,163,205 Limited Partnership Units as of December 31, 2015

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        Unless otherwise specified, information provided in this annual report on Form 20-F is as of December 31, 2015.

        Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "Brookfield Infrastructure", "we", "us" and "our" refer to Brookfield Infrastructure Partners L.P., collectively with its subsidiary entities and the operating entities (as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, all references to "C$" or "CAD" are to Canadian dollars, all references to "A$" or "AUD" are to Australian dollars, all references to "CLP" are to Chilean pesos, all references to "COP" are to Colombian pesos, all references to "reais", "BRL" or "R$" are to Brazilian reais, all references to "rupees", "INR" or "I$" are to Indian rupees, and all references to "UF" are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. In addition, all references to "£" or "GBP" are to pound sterling, all references to "NZD" are to New Zealand dollars, all references to "€" or "EUR" are to Euros, and unless the context suggests otherwise, references to:

  •
  an "affiliate" of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

  •
  "Asciano Acquisition" means the proposed transaction whereby our partnership and its institutional partners may acquire shares in, or individual assets from, Asciano Limited ("Asciano");

  •
  "Brookfield" are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

  •
  "Brookfield Asset Management" are to Brookfield Asset Management Inc.;

  •
  our "current operations" are to the businesses in which we hold an interest as set out in Item 4.B "Business Overview";

  •
  our "communications infrastructure operations" are to our interest in French communication tower infrastructure operations, as described in Item 4.B "Business Overview—Current Operations—Communications Infrastructure Operations—Overview";

  •
  our "energy operations" are to our interest in North American gas transmission operations in the U.S., European energy distribution operations in the Channel Islands and Isle of Man, North American natural gas storage operations in the U.S. and Canada, North American district energy operations in the U.S. and Canada and Australian energy distribution operations, as described in Item 4.B "Business Overview—Current Operations—Energy Operations—Overview";

  •
  "Gammon Acquisition" means the transaction pursuant to which our partnership and its institutional partners have entered into agreements to acquire a portfolio of six toll roads located in India from Gammon Infrastructure Project Limited ("Gammon"), which is expected to complete during the first quarter of 2016, subject to satisfaction of customary closing conditions.

  •
  our "General Partner" are to Brookfield Infrastructure Partners Limited, which serves as our partnership's general partner;

  •
  "Holding Entities" are to certain subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

  •
  the "Holding LP" are to Brookfield Infrastructure L.P.;

Brookfield Infrastructure 1

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

  •
  "Licensing Agreements" are to the licensing agreements described in Item 7.B "Related Party Transactions—Licensing Agreements";

  •
  our "Limited Partnership Agreement" are to the amended and restated limited partnership agreement of our partnership, as amended from time to time;

  •
  the "managing general partner" are to our partnership in its capacity as managing general partner of the Holding LP;

  •
  "Master Services Agreement" are to the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients, Brookfield Asset Management, the Service Provider and others, as described in Item 6.A "Directors and Senior Management—Our Master Services Agreement";

  •
  "Merger Transaction" are to our acquisition of the ownership interests in Prime that were not already held by us, which was completed on December 8, 2010;

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

  •
  "Relationship Agreement" are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management, as described in Item 7.B "Related Party Transactions—Relationship Agreement";

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

2 Brookfield Infrastructure

  •
  "Service Recipients" are to our partnership, the Holding LP and certain of the Holding Entities;

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 23,344,508 of our units on January 31, 2008;

  •
  our "transport operations" are to our interests in Australian rail operations, port operations in the U.S., the UK, and in Europe, toll road operations in Chile, Brazil and, subject to completion of the Gammon Acquisition, India, and Brazilian rail operations, as described in Item 4.B "Business Overview—Our Operations—Transport—Overview";

  •
  our "units" are to the limited partnership units in our partnership other than the preferred units, references to our "preferred units" are to preferred limited partnership units in our partnership and references to our "unitholders" and "preferred unitholders" are to the holders of our units and preferred units, respectively;

  •
  "Class A Preferred Units", "Series 1 Preferred Units", "Series 2 Preferred Units", "Series 3 Preferred Units" and "Series 4 Preferred Units" are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3 and cumulative class A preferred limited partnership units, series 4, in our partnership, respectively;

  •
  our "utilities operations" refer to our interests in Australian regulated terminal operation, South American electricity transmission operation in Chile and distribution operation in Colombia, North American electricity transmission operations in Canada, Australian energy distribution operation, and European energy distribution operation in the UK, as described in Item 4.B "Business Overview—Current Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

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

Brookfield Infrastructure 3

  •
  our partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay our distributions and meet our financial obligations;

  •
  future sales and issuances of our units or preferred units, or the perception of such sales or issuances, could depress the trading price of our units or preferred units;

  •
  acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

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

  •
  effectiveness of our internal controls over financial reporting;

  •
  general economic conditions and risks relating to the economy;

  •
  commodity risks;

  •
  availability and cost of credit;

  •
  government policy and legislation changes;

  •
  exposure to uninsurable losses and force majeure events;

  •
  infrastructure operations may require substantial capital expenditures;

  •
  labour disruptions and economically unfavourable collective bargaining agreements;

  •
  exposure to occupational health and safety related accidents;

  •
  exposure to increased economic regulation and adverse regulatory decisions;

  •
  exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

  •
  high levels of regulation upon many of our operating entities;

  •
  First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

  •
  the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

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

  •
  some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress and create uncertainties;

4 Brookfield Infrastructure

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

  •
  Brookfield's influence over our partnership and our partnership's dependence on the Service Provider;

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

Brookfield Infrastructure 5

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
MILLIONS	2015	2014	2013	2012	2011
Statements of Operating Results—Key Metrics
Revenue	$1,855	$1,924	$1,826	$1,524	$1,115
Direct operating costs	(798)	(846)	(823)	(766)	(561)
General and administrative expenses	(134)	(115)	(110)	(95)	(61)
Depreciation and amortization expense	(375)	(380)	(329)	(230)	(126)
Interest expense	(367)	(362)	(362)	(322)	(253)
Share of earnings (losses) from investments in associates and joint ventures	69	50	(217)	1	76
Mark-to-market on hedging items	83	38	19	(49)	(35)
Gain on sale of associates	—	—	53	—	—
Other income (expenses)	54	(1)	(35)	8	10
Income before income tax	387	308	22	71	165
Current income tax expense	(22)	(30)	(3)	(12)	(2)
Deferred income tax recovery (expense)	26	(49)	1	42	(12)
Net income from continuing operations	391	229	20	101	151
Income from discontinued operations, net of income tax(1)	—	—	45	190	289
Net income	391	229	65	291	440
Net income (loss) attributable to partnership(2)	298	184	(58)	106	187
Net income (loss) per limited partnership unit	1.04	0.67	(0.43)	0.47	1.13
Funds from operations (FFO)(3)	808	724	682	462	392
Per unit FFO(4)	3.59	3.45	3.30	2.41	2.41
Per unit distributions	2.12	1.92	1.72	1.50	1.32

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

(4)
During 2015, on average there were 224.9 million units outstanding (2014: 210.1 million, 2013: 206.7 million, 2012: 191.5 million, 2011: 162.5 million).

Brookfield Infrastructure 7

	As of December 31,
MILLIONS	2015	2014	2013	2012	2011
Statements of Financial Position Key Metrics
Cash and cash equivalents	$199	$189	$538	$263	$153
Total assets	17,735	16,495	15,682	19,718	13,269
Corporate borrowings	1,380	588	377	946	—
Non-recourse borrowings	5,852	6,221	5,790	6,993	4,885
Partnership capital—attributable to limited partners	3,838	3,533	3,751	3,632	3,049
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,518	1,321	1,408	1,365	1,133
Non-controlling interest—in operating subsidiaries	1,608	1,444	1,419	2,784	1,683
Partnership capital—attributable to general partner	23	24	27	27	24
Partnership capital—attributable to preferred unitholders	189	—	—	—	—

        The following table reconciles FFO, a non-IFRS financial metric, to the most directly comparable IFRS measure, which is net income (loss) attributable to partnership(2):

	For the Year Ended December 31
MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2015	2014	2013	2012	2011
Net income (loss) attributable to partnership(2)	$298	$184	$(58)	$106	$187
Add back or deduct the following:
Depreciation and amortization	506	481	400	300	203
Impairment charge	—	—	275	16	—
Deferred income taxes	(53)	(2)	65	(37)	73
Gain on sale of associate	—	—	(53)	—	—
Mark-to-market on hedging items	(63)	(39)	(7)	50	26
Valuation losses (gains) and other	120	100	60	27	(97)

FFO	$808	$724	$682	$462	$392

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

        Our partnership is a holding entity and its sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and preferred units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP's credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.

Brookfield Infrastructure 9

        Our partnership anticipates that the only distributions that it will receive in respect of our partnership's managing general partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy and to allow our partnership to pay expenses as they become due. Distributions received in respect of our partnership's preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our preferred unitholders in accordance with the terms of our preferred units. The declaration and payment of cash distributions by our partnership is at the discretion of our General Partner. Our partnership is not required to make such distributions and neither our partnership nor our General Partner can assure you that our partnership will make such distributions as intended.

        While we plan to review our partnership's distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in February 2011, February 2012, February 2013, February 2014, February 2015 and February 2016, respectively. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.

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

         Acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize.

        A key part of Brookfield Infrastructure's strategy involves seeking acquisition opportunities. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield's professionals to manage us, including integrating all of the acquired business' operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield's asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.

10 Brookfield Infrastructure

        Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; the ability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including Brookfield's time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Infrastructure's business, financial condition and results of operations. In addition, if returns are lower than anticipated from acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

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

Brookfield Infrastructure 11

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

        Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder ("Exchange Act"), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our partnership than is regularly published by or about other public limited partnerships in the U.S. Our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership.

12 Brookfield Infrastructure

         We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our business of approximately 29.3% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders.

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

Brookfield Infrastructure 13

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

        Some of our operations are critically linked to the transport or production of key commodities. For example, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore for steel production and our North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are finite and in some cases contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.

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

14 Brookfield Infrastructure

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

        Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; currency fluctuations; exchange controls and restrictions; inflation; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities are located or conduct business or the countries in which the customers of our operating entities are located or conduct business or both.

Brookfield Infrastructure 15

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

16 Brookfield Infrastructure

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

Brookfield Infrastructure 17

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

        Many of Brookfield Infrastructure's assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment. Furthermore, some of our assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage or other environmental emission at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. In addition, some of our assets may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost over-runs on projects. All of these have the potential to significantly impact the value or financial performance of Brookfield Infrastructure.

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

18 Brookfield Infrastructure

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

Brookfield Infrastructure 19

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

20 Brookfield Infrastructure

         We operate in a highly competitive market for acquisition opportunities and we may be unable to identify and complete acquisitions as planned.

        Our acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for us. We face competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to us. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that we are unable or unwilling to match. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions we will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our competitors may have a lower cost of capital which may enable them to bid higher prices for assets. Further, our acquisitions are subject to a number of closing conditions, including, as applicable, securityholder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay the completion of acquisitions. If all or some of our acquisitions are unable to be completed on the terms agreed, we may need to modify or delay certain acquisitions or terminate these acquisitions altogether, the market value of our units may significantly decline and we may not be able to achieve the expected benefits of the acquisitions. In addition, because of our affiliation with Brookfield, there is a higher risk that when we participate with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to antitrust or competition laws that we would not be subject to if we were acting alone. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

        We cannot provide any assurance that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our behalf that are consistent with our objectives or that generate attractive returns for our unitholders. We may lose acquisition opportunities if we do not match prices, structures and terms offered by competitors, if we are unable to access sources of equity or obtain indebtedness at attractive rates or if we become subject to antitrust or competition laws. Alternatively, we may experience decreased rates of return and increased risks of loss if we match prices, structures and terms offered by competitors.

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

Brookfield Infrastructure 21

         Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk.

        A key part of Brookfield Infrastructure's growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier; (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up; and (iv) defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation periods. Such unexpected increases may result in increased debt service costs, operations phase debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        Finally, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquidated damages regime applies in respect of some of the expansion of works at our Brazilian toll road business.

         Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield's and our influence over our operations and may subject us to additional obligations.

        Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

22 Brookfield Infrastructure

        Joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

        In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, some of our investments are subject to a shareholder agreement which allows for the sale of the assets without our consent. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

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

Brookfield Infrastructure 23

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

24 Brookfield Infrastructure

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

        We endeavor to minimize risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), however it is possible that the take-or-pay arrangements may not be fully effective. In addition, the contract terms are finite and in some cases the contracts contain termination or suspension rights for the benefit of the customer.

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

Brookfield Infrastructure 25

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

26 Brookfield Infrastructure

Risks Relating to Our Relationship with Brookfield

         Brookfield exercises substantial influence over our partnership and we are highly dependent on the Service Provider.

        Brookfield is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner's directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. Our partnership and the Holding LP do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

Brookfield Infrastructure 27

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

28 Brookfield Infrastructure

         Brookfield may increase its ownership of our partnership and the Holding LP relative to other unitholders.

        Brookfield holds approximately 29.5% of the issued and outstanding interests in the Holding LP through a 0.5% special limited partnership interest and a 29% redeemable limited partnership interest. The redeemable limited partnership interests held by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.3% of our issued and outstanding units (including other issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism". Brookfield currently owns approximately 0.1% of our issued and outstanding units.

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

Brookfield Infrastructure 29

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

        In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. See Item 7.B "Related Party Transactions—Conflicts of Interest and Fiduciary Duties".

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

30 Brookfield Infrastructure

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

        Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favourable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favourable to us or our unitholders and preferred unitholders. Also, through Brookfield's ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our business of approximately 29.3% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

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

Brookfield Infrastructure 31

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

        Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of our General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under the Master Services Agreement is similarly limited, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to our partnership, our unitholders and preferred unitholders.

32 Brookfield Infrastructure

Risks Relating to Our Units and Preferred Units

         Our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.

        Under our Limited Partnership Agreement, our unitholders and preferred unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders and preferred unitholders do not have the right to remove our General Partner, to cause our General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our General Partner's board of directors, to remove existing directors from our General Partner's board of directors or to prevent a change of control of our General Partner. In addition, except for certain fundamental matters and as prescribed by applicable laws, our unitholders' and preferred unitholders consent rights apply only with respect to certain amendments to our Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. Unitholders and preferred unitholders only have a right to vote under limited circumstances as described in Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement."

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

Brookfield Infrastructure 33

         We may need additional funds in the future and we may issue additional units or preferred units in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders and preferred unitholders.

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

34 Brookfield Infrastructure

         Canadian investors in our units and preferred units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Provider.

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. Certain of the directors and officers of our General Partner and the Service Provider reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Provider and the experts identified in this annual report on Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of our General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our General Partner and the Service Provider judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

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

Brookfield Infrastructure 35

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

        In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our partnership's items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our partnership's allocable share of those items of the Holding LP) for each of our partnership's fiscal years ending with or within such unitholder's tax year. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" and "Taxation—Certain Material U.S. Federal Income Tax Considerations". However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder's tax liability in respect of its investment in our partnership, because each unitholder's tax liability depends on such unitholder's particular tax situation and the tax treatment of the underlying activities or assets of our partnership. If our partnership is unable to distribute cash in amounts that are sufficient to fund our unitholders' tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our partnership's taxable income.

         As a result of holding our units, our unitholders may be subject to U.S. federal, state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

        Our unitholders may be subject to U.S. federal, state, local and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which our partnership entities do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. Although our partnership will attempt, to the extent reasonably practicable, to structure our partnership operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which our partnership is unable to do so. It is the responsibility of each unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such unitholder.

  Our unitholders may be exposed to transfer pricing risks.

        To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm's length non-resident, which is subject to Canadian withholding tax.

36 Brookfield Infrastructure

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

        For Canadian tax purposes, the general tax risks described above are equally relevant to preferred unitholders in respect of their preferred units.

         The U.S. Internal Revenue Service ("IRS") or Canada Revenue Agency ("CRA") may not agree with certain assumptions and conventions that our partnership uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our partnership uses to report income, gain, loss, deduction, and credit to our unitholders.

        Our partnership will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder's beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations" and "Taxation—Certain Material U.S. Federal Income Tax Considerations".

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

Brookfield Infrastructure 37

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

38 Brookfield Infrastructure

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

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a "passive foreign investment company" ("PFIC"). In general, gains realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies". Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2016. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. Furthermore, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in our units.

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

Brookfield Infrastructure 39

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

        Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder's allocable share of our partnership's income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder's tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E "Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns and Audit Procedures".

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

40 Brookfield Infrastructure

         If the IRS makes an audit adjustment to our income tax returns for taxable years beginning after December 31, 2017, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, in which case cash available for distribution to our unitholders might be substantially reduced.

        Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account a unitholder's tax status, such as the status of a current or former unitholder as tax-exempt. The foregoing considerations also apply with respect to our partnership's interest in the Holding LP. These rules do not apply to our partnership or the Holding LP for taxable years beginning on or before December 31, 2017.

         Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 ("FATCA"), certain payments made or received by our partnership may be subject to a 30% federal withholding tax, unless certain requirements are met.

        Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our partnership, the Holding LP, the Holding Entities, or the operating entities, or by our partnership to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance". The 30% withholding tax may also apply to certain payments made on or after January 1, 2019 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders' ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

Canada

        For purposes of the following Canadian tax risks, references to our "units" are to the limited partnership units in our partnership, including the preferred units, and references to our "unitholders" are to the holders of our units and preferred units.

Brookfield Infrastructure 41

         If the subsidiaries that are corporations ("Non-Resident Subsidiaries") and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, "Tax Act") and that are "controlled foreign affiliates" (as defined in the Tax Act and referred to herein as "CFAs") in which the Holding LP directly invests earn income that is "foreign accrual property income" (as defined in the Tax Act and referred to herein as "FAPI"), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP ("Indirect CFA"), earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions ("Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

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

42 Brookfield Infrastructure

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

Brookfield Infrastructure 43

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

44 Brookfield Infrastructure

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

Brookfield Infrastructure 45

         Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention 1980 ("Treaty"), in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

        While our General Partner expects the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

46 Brookfield Infrastructure

         Our units may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a "designated stock exchange" (which currently includes the Toronto Stock Exchange ("TSX") and the NYSE), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, and tax-free savings account ("TFSA"). However, there can be no assurance that our units will continue to be listed on a "designated stock exchange." There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

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

Brookfield Infrastructure 47

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and communications infrastructure businesses in North and South America, Europe and Asia Pacific. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 29.5% interest in Brookfield Infrastructure.

        Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long-term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

48 Brookfield Infrastructure

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

        In light of the current prospects for our business, the board of directors of our General Partner recently approved a 7.5% increase in our annual distribution to $2.28 per unit, or 57 cents per unit quarterly. Distributions have grown at a compound annual growth rate of 12% since inception of the partnership in 2008. We target a 5% to 9% annual distribution growth in light of the per unit FFO growth that we foresee in our operations. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D Risk Factors—Risks Relating to Us and Our Partnership—"Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations".

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
Contributed interests in utilities investments into Brookfield Infrastructure, including:
–  South American electricity transmission operations
–  North American electricity transmission operations
			– Brazilian transmission investments ("TBE")
		Timber:	Contributed interests in timberlands into Brookfield Infrastructure
January 2008	2	Corporate:	Began trading as public entity on NYSE (under the symbol "BIP")
November 2008	3	Timber:	Invested $103 million in U.S. timber operation following the acquisition of a tree farm in Washington State
January 2009	4	Utilities:	Brookfield and partner Isolux Corsan Concesiones, SA (Isolux) were awarded right to build $500 million of transmission lines in Texas
June 2009	5	Utilities:	Completed the sale of our interest in TBE for after-tax proceeds of $275 million
September 2009	6	Corporate:	Units commenced trading on TSX (under the symbol "BIP.UN")

Brookfield Infrastructure 49

Date	Notes		Event
November 2009	7	Corporate:	Invested $941 million to acquire a 40% interest in Prime and direct interests in two assets from Prime
		Utilities:	Acquired interests in the following: – Australian regulated terminal operations – Asia Pacific regulated distribution operations – UK regulated distribution operations
		Transport:	Acquired interests in the following: – Australian rail operations – UK port operations – European port operations
		Energy:	Acquired interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
November 2009	8	Corporate:	Raised approximately $940 million of net proceeds through issuance of equity. Proceeds were used to fund the Prime investments
September 2010	9	Corporate:	Closure of $2.7 billion Brookfield sponsored infrastructure fund in which Brookfield Infrastructure participated
December 2010	10	Corporate:	Completed merger with Prime
		Utilities:	Increased interests in the following: – Australian regulated terminal operations – Asia Pacific regulated distribution operations – UK regulated distribution operations
		Transport:	Increased interests in the following: – Australian rail operations – European port operations
		Energy:	Increased interests in the following: – North American gas transmission operations – European energy distribution operations – Australian energy distribution operations
October 2011	11	Corporate:	Raised approximately $660 million of net proceeds through issuance of equity. Proceeds were used primarily to fund Australian rail expansion and pending Chilean toll road acquisition
December 2011	12	Transport:	Invested $160 million to acquire Chilean toll road assets
January 2012	13	Utilities:	Invested $55 million in a Colombian regulated distribution business
April 2012	14	Energy:	Invested $16 million in a natural gas storage facility in Alberta
August 2012	15	Corporate:	Raised approximately $500 million of net proceeds through issuance of equity. Proceeds were used to partially fund several strategic initiatives
October 2012	16	Utilities:	Acquired Brookfield's interest in our Chilean transmission system for approximately $235 million
October 2012	17	Transport:	Closed acquisition of additional interest in Chilean toll road for $170 million increasing ownership to 51%
October 2012	18	Corporate:	Completed C$400 million corporate bond issuance
October 2012	19	Energy:	Invested approximately $75 million in a district energy system in Toronto

50 Brookfield Infrastructure

Date	Notes		Event
November 2012	20	Utilities:

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

June 2013	25	Timber:	Completed sale of Canadian timberlands for net proceeds of approximately $170 million
July 2013	26	Timber:	Completed the sale of U.S. timberland operations for approximately $790 million, including $320 million of proportionate debt
August 2013	27	Corporate:	Closed upsizing of credit facilities to $1.4 billion
September 2013	28	Transport:	Invested a further approximate $490 million in Brazilian toll road platform
October 2013	29	Corporate:	Closure of $7 billion Brookfield sponsored infrastructure fund in which Brookfield Infrastructure made a commitment
November 2013	30	Utilities:	Sold Asia Pacific regulated distribution business for approximately $415 million
December 2013	31	Energy:	Invested approximately $40 million in a district energy business serving Houston and New Orleans
March 2014	32	Transport	Invested approximately $125 million in West Coast North American container terminals
March 2014	33	Corporate:	Effected certain amendments to the limited partnership agreement of the Holding LP to simplify its governance structure
August 2014	34	Energy:	Invested approximately $50 million aggregate in three district energy businesses serving Chicago, Las Vegas and Seattle
August 2014	35	Transport	Invested approximately $370 million in a rail and port logistics business in Brazil
August 2014	36	Corporate:	Extended $1.4 billion credit facilities to June 2019
December 2014	37	Energy:	Invested approximately $40 million in a Texas gas storage business
December 2014	38	Energy:	Invested approximately $40 million in a West Coast North American gas storage business
March 2015	39	Corporate:

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

Brookfield Infrastructure 51

Date	Notes		Event
March 2015	41	Corporate:

Raised approximately C$125 million of gross proceeds through issuance of Series 1 Preferred Units. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities

March 2015	42	Communications Infrastructure:	Invested approximately $415 million in a European telecommunications operation
April 2015	43	Corporate:

Raised approximately $926 million of net proceeds through issuance of equity. Proceeds were used for repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes

June 2015	44	Corporate:	Extended $1.4 billion credit facilities to June 2020
June 2015	45	Energy:	Signed agreements to invest approximately $70 million in a North American gas storage business
August 2015	46	Transport:	Signed agreements in connection with a proposed acquisition of all shares in Asciano, a rail and port logistics company in Australia, by Brookfield Infrastructure and its institutional partners
August 2015	47	Utilities:	Sold interest in New England electricity transmission business for gross proceeds of approximately $65 million and net proceeds of approximately $28 million
August 2015	48	Transport:	Signed agreements to invest $120 million to acquire toll road assets in India, subject to customary closing conditions
October 2015	49	Corporate:	Completed C$500 million corporate bond issuance. Proceeds were used for investment opportunities, working capital and other general corporate purposes
November 2015	50	Transport:	Invested approximately $900 million in an on-market acquisition of shares in Asciano
November 2015	51	Transport:	Amended agreement with Asciano to contemplate a takeover bid for all the ordinary shares in Asciano not already owned by Brookfield Infrastructure
December 2015	52	Corporate:

Effected certain amendments to the provisions of the limited partnership agreements of our partnership and the Holding LP to provide for issuance of an additional series of preferred limited partnership units of our partnership and the Holding LP

December 2015	53	Corporate:	Raised approximately C$125 million of gross proceeds through issuance of Series 3 Preferred Units. Proceeds were used for investment opportunities, working capital and other general corporate purposes
December 2015	54	Energy:	Closed the acquisition of additional interest in a North American gas transmission company for $106 million, increasing ownership to 50%
December 2015	55	Corporate:	Closed upsizing of credit facilities to $1.875 billion
January 2016	56	Utilities:	Signed agreements to sell interest in Ontario electricity transmission business for gross proceeds of approximately C$370 million, resulting in net proceeds of C$220 million
February 2016	57	Corporate:	Entered into $500 million credit facility with Brookfield
February 2016	58	Transport:	The Brookfield Infrastructure consortium's takeover bid for Asciano lapsed

52 Brookfield Infrastructure

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

  In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our South American electricity transmission operations; (iv) 7%-18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.

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

Brookfield Infrastructure 53

(7)
On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime, collectively the BBI Transaction. In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a UK port operation, which is one of the largest in the UK. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australian regulated distribution operations, UK regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.

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

(9)
On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund's total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure's profile. We hold all or a portion of our interests in our Australian regulated terminal operations, our UK port operations, our Texas electricity transmission project, our high-voltage direct current ("HVDC") submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.

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

(11)
On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest on a fully exchanged basis. Net proceeds from this equity offering totalled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail, including the pay down of our corporate credit facility, which had been primarily drawn over the previous nine months to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

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

(13)
On January 27, 2012, we purchased an ownership interest in a Colombian electricity distribution utility. This utility serves a predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometres north of Bogotá with emerging cement, steel and coal industries.

54 Brookfield Infrastructure

(14)
On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta.

(15)
In August 2012, Brookfield Infrastructure issued approximately 11.1 million units at an offering price of $33.25 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 4.4 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest on a fully exchanged basis. Net proceeds from this equity offering totalled $497 million. The net proceeds were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.

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

(20)
On November 13, 2012, we completed the merger of our existing UK regulated distribution business with a UK regulated distribution business that we acquired in the third quarter. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure maintained control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well-suited to work with us in support of the growth of the combined business over the long-term.

(21)
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. Following this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 kilometre network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners made a tender offer to acquire the interests of the minority holders of the Brazilian toll roads, which resulted in Brookfield Infrastructure acquiring an additional interest in the Brazilian toll road business in September 2013, as detailed below.

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

Brookfield Infrastructure 55

(23)
On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.

(24)
In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest on a fully-exchanged basis. Net proceeds from this equity offering totalled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

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

(29)
On October 30, 2013, Brookfield closed a $7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund's total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure's profile. We hold all or a portion of our interests in our Brazilian rail and port logistics business, North American west coast container terminal, European telecommunications infrastructure operation, U.S. district energy operation and our North American gas storage operations through this fund.

(30)
On November 29, 2013, Brookfield Infrastructure announced that it completed the sale of its 42% interest in its Asia Pacific regulated distribution business for approximately $415 million.

(31)
On December 2, 2013, Brookfield Infrastructure invested approximately $40 million in a district energy system that serves commercial customers in New Orleans and Houston, which we acquired in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business.

(32)
On March 26, 2014, Brookfield Infrastructure acquired alongside institutional investors an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure invested 40% for a total investment of approximately $125 million.

56 Brookfield Infrastructure

(33)
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

(34)
On August 7, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire two district energy businesses serving Chicago and Las Vegas, and on November 21, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire a district energy business serving Seattle. Brookfield Infrastructure invested approximately $50 million in aggregate for the three businesses and it owns an approximate 40% interest in each business.

(35)
On August 19, 2014, Brookfield Infrastructure invested approximately $370 million, alongside institutional investors to acquire an approximately 11% interest in VLI, one of Brazil's largest rail and port logistics businesses.

(36)
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

(39)
On March 11, 2015, Brookfield Infrastructure issued C$450 million of seven-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into $360 million on a matched maturity basis at an effective rate of 3.9%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities.

(40)
On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On March 12, 2015, the limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP preferred units, authorize and create the cumulative class A preferred units ("Holding LP Class A Preferred Units"), cumulative class A preferred units, Series 1 ("Holding LP Series 1 Preferred Units") and cumulative class A preferred units, Series 2 ("Holding LP Series 2 Preferred Units") with terms substantially mirroring the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively.

Brookfield Infrastructure 57

(41)
On March 12, 2015, our partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per Series 1 Preferred Unit under its shelf registration in Canada. Our Partnership acquired 5 million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units and Holding LP Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities. Net proceeds from this offering totalled approximately $95 million.

(42)
On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in TDF, a European telecommunications infrastructure operation, for approximately $415 million.

(43)
In April 2015, Brookfield Infrastructure issued approximately 13.4 million units at an offering price of $45.00 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 8.1 million Redeemable Partnership Units at the offering price net of commissions on a fully-exchanged basis. Net proceeds from this equity offering totalled approximately $926 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

(44)
On June 12, 2015, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2020 its corporate credit facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(45)
In June 2015, Brookfield Infrastructure, along with institutional partners, signed definitive agreements to acquire all of the outstanding common units of Niska Gas Storage Partners LLC ("Niska"). The total equity investment for all parties will be $175 million of which Brookfield Infrastructure will invest approximately $70 million for an effective 40% ownership stake. Brookfield Infrastructure are currently progressing the required regulatory approvals and other customary closing conditions and if approved it is expected that the transaction will close in the first half of 2016. Niska is North America's largest independent natural gas storage operator with approximately 250 billion cubic feet of natural gas storage.

(46)
On August 17, 2015, Brookfield Infrastructure entered into a binding agreement to acquire, along with institutional partners (the "Brookfield Consortium"), the entire issued capital of Asciano, a rail and port logistics company in Australia with an enterprise value of approximately A$12 billion by way of scheme or arrangement.

(47)
On August 21, 2015, Brookfield Infrastructure completed the sale of its 23% interest in its New England electricity transmission operation for gross proceeds of approximately $65 million and net proceeds of approximately $28 million.

(48)
On August 27, 2015, Brookfield Infrastructure signed agreements to invest approximately $120 million, alongside institutional investors, to acquire six toll roads in India, which includes 242 kilometres of existing motorway operations and a further 103 kilometres of roads under expansion and development. Completion of this transaction is expected in the first quarter of 2016, subject to obtaining all required consents and regulatory approvals.

58 Brookfield Infrastructure

(49)
On October 30, 2015, Brookfield Infrastructure issued two tranches of corporate bonds in the Canadian market: C$125 million of three-year bonds with a 3.0% interest rate and C$375 million of five-year bonds with an interest rate of 3.5%. The three-year and five-year bonds were swapped into a combined $378 million bond on a matched maturity basis at an effective rate of 3.8%. The proceeds were used for investment opportunities, working capital and other general corporate purposes.

(50)
On November 5, 2015, an Australian subsidiary of our partnership (the "Acquirer") acquired 188 million shares in Asciano representing a 14.9% interest. Concurrently, the Acquirer entered into arrangements to acquire an indirect economic interest of an additional 4.3%, for a total direct and indirect interest of 19.3%. Total consideration paid for the interest in Asciano was approximately $1.2 billion, with Brookfield Infrastructure's share of that investment being approximately $900 million.

(51)
On November 9, 2015, Brookfield Infrastructure announced that it had entered into an amended agreement pursuant to which the Acquirer would make a takeover bid for all the ordinary shares in Asciano not already owned by the Acquirer.

(52)
On December 8, 2015, our Limited Partnership Agreement was amended to authorize and create the Series 3 Preferred Units and Series 4 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On December 8, 2015, the limited partnership agreement of the Holding LP was also amended to authorize and create the cumulative class A preferred units, Series 3 ("Holding LP Series 3 Preferred Units") and cumulative class A preferred units, Series 4 ("Holding LP Series 4 Preferred Units") with terms substantially mirroring the Class A Preferred Units, Series 3 Preferred Units and Series 4 Preferred Units, respectively.

(53)
On December 8, 2015 our partnership issued 5 million Series 3 Preferred Units at an offering price of C$25.00 per Series 3 Preferred Unit under its shelf registration in Canada. Our Partnership acquired 5 million Holding LP Series 3 Preferred Units at the offering price. Holders of the Series 3 Preferred Units and Holding LP Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: i) the 5-year Government of Canada bond yield plus 4.53% and ii) 5.50%. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totalled approximately $90 million.

(54)
On December 10, 2015, Kinder Morgan, Inc and Brookfield Infrastructure jointly acquired, from Myria Holdings, Inc., the 53 percent equity interest in Natural Gas Pipeline Company of America LLC ("NGPL") not already owned by them for a total purchase price of approximately $242 million. Brookfield Infrastructure paid approximately $106 million and increased its ownership from 26.5% to 50%.

(55)
On December 11, 2015, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.875 billion. The incremental $450 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

(56)
On January 29, 2016, Brookfield Infrastructure signed binding agreements to sell its 100% interest in its Ontario electricity transmission operation for gross proceeds of approximately C$370 million, resulting in net proceeds of approximately C$220 million.

Brookfield Infrastructure 59

(57)
In February 2015, Brookfield Infrastructure entered into a $500 million credit facility with Brookfield, with a term of twelve months. The purpose of this credit facility is to provide Brookfield Infrastructure with additional liquidity for general corporate purposes and capital expenditures, if required.

(58)
On February 18, 2016 the takeover bid for Asciano made by the Brookfield Consortium lapsed, following the withdrawal of its recommendation by the board of directors of Asciano. This change of recommendation triggered an A$88 million payment to the Brookfield Consortium. Subsequently, Brookfield Infrastructure commenced preliminary discussions with Qube Holdings Limited and its consortium partners about a potential new proposal to acquire Asciano.

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

60 Brookfield Infrastructure

        Our operating segments are summarized below:

Operating Segment	Asset Platform	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	• Regulated Terminal • Electricity Transmission • Regulated Distribution	• Asia Pacific • North America & South America • South America & Europe
Transport
Systems that provide transportation for freight, bulk commodities and passengers	• Rail • Toll Roads • Ports	• South America & Asia Pacific • South America & Asia Pacific • North America & Europe
Energy
Systems that provide transmission, distribution and storage services	• Transmission, Distribution & Storage • District Energy	• North America & Europe • North America & Asia Pacific
Communications Infrastructure
Provides essential services and critical infrastructure to the media and telecom sectors	• Tower Infrastructure operations	• Europe

Brookfield Infrastructure 61

Utilities

Overview

        Our utilities segment is comprised of regulated businesses, which earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment's adjusted EBITDA is supported by regulated or contractual revenues.

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

        Our utilities segment is comprised of the following:

Regulated Terminal

  •
  One of the world's largest coal export terminals, with 85 million tons per annum ("mtpa") of capacity

Electricity Transmission

  •
  Approximately 11,100 kilometres of transmission lines in North and South America

Regulated Distribution

  •
  Approximately 2.6 million electricity and natural gas connections

Regulated Terminal Operations

        Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is a high quality and low cost source of predominately metallurgical coal. Our terminal is one of the world's largest export terminals, accounting for approximately 20% of global seaborne metallurgical coal exports and 6% of total global seaborne coal exports.

        Our regulated terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In the event that any user no longer requires their capacity, the regulatory regime re-socializes this capacity amongst the other users at the end of each regulatory period, thereby providing protection for the full recovery of capital investments.

62 Brookfield Infrastructure

Strategic Position

        The Bowen Basin is a high quality, low cost, prolific series of coal deposits, where there are few cost efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin. Our regulated terminal operation is substantially contracted through 2019. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions are expected to renew.

Regulatory Environment

        Our Australian terminal operation is regulated by the Queensland Competition Authority ("QCA"). The current regulatory period was set for five and a half years ending June 30, 2016, thereafter the subsequent regulatory period will be set for the next five years ending June 30, 2021. The QCA utilizes a return on regulated asset base methodology to calculate our revenue requirement. Our coal terminal's rate base increases with inflation and capital expenditures and decreases by depreciation. Our current weighted average cost of capital allowed by the QCA is approximately 9.9%. In the next regulatory period subsequent to June 30, 2016, Brookfield Infrastructure anticipates the weighted average cost of capital allowed by the QCA to decrease primarily due to a reduction in the risk free interest rate included in its determination.

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

Electricity Transmission Operations

        Our electricity transmission operations are comprised of approximately 11,100 kilometres of transmission lines in North and South America. Our North American electricity transmission operations consists of approximately 560 kilometres of 44 kilovolt ("kV") to 230 kV transmission lines in Ontario and approximately 600 kilometres of 345 kV transmission lines in Texas. Our South American electricity transmission system is comprised of approximately 9,900 kilometres including approximately 80% of Chile's high voltage transmission grid. During January 2016, we signed agreements to sell our Ontario electricity transmission operation which we expect to close by the end of 2016.

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

Brookfield Infrastructure 63

        All of our electricity transmission operations benefit from stable long-term cash flows. Our Ontario and Texas operations have a broad customer base with revenues assessed and collected on a province and state-wide basis, respectively, mitigating our volume and credit risk. Approximately 51% of our South American electricity transmission operations' revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the applicable regulatory framework (as discussed below), and following their expiration, a majority of this contracted revenue will convert to the regulatory framework.

Regulatory Environment

        All of our electricity transmission operations are located in regions with stable regulatory environments. In Chile, regulated revenues are determined every four years based on a 10% annuity real rate of return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Since the 10% return is prescribed by law, it is not subject to review in the regulatory process. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 10% pre-tax, real return on our regulated asset base. Since the Chilean regulatory and contractual frameworks are based on replacement cost, we are not required to invest capital in our regulated asset base at a level equal to depreciation to prevent a decline in revenue. Furthermore, our South American electricity transmission system has no material volume risk.

        Our Texas transmission business operates under a historical cost of services regulatory regime overseen by the Public Utility Commission of Texas. Based on a September 2015 rate case, our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. Our rate base and revenues are calculated in a manner similar to our Ontario transmission system. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on total system peak annual electric loads, which are measured by the Electric Reliability Council of Texas, a not-for-profit corporate entity that is responsible for the day to day operation of Texas' electrical system.

        In Ontario, revenues from our operations are 100% regulated under a historical cost of service regime and are subject to periodic review by the Ontario Energy Board. Based on a recent rate review, our Ontario transmission operations are allowed to earn a 9.2% return on equity, which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system's assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on provincial electric loads, which are measured by the Independent Electricity System Operator, a not-for-profit corporate entity that is responsible for the day-to-day operation of Ontario's electrical system.

Growth Opportunities

        We believe that attractive growth opportunities exist for our electricity transmission operations, including the following:

        Chile has electricity generation that is many kilometres from population centers. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2015, the approved capital expenditure backlog of our South American transmission system was approximately $442 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made.

64 Brookfield Infrastructure

        Our Texas transmission project was completed in January 2014 and we believe that there are further opportunities to grow our rate base. Generation in Texas is expected to be developed in the western area of the state which is away from population centers in the east. In addition, strong economic growth and an aging infrastructure will drive the need for further expansions and upgrades of the existing transmission system. We are favourably positioned to take advantage of these opportunities due to our geographical location in west Texas as well as our incumbent status.

        Over the past decade, Ontario has issued several regulations and directives aimed at replacing coal-fired generation with renewable energy sources including the Ontario Bill 150. The majority of the new generation that will be developed is in remote locations far from the existing transmission grid. Expansions of the electricity transmission system will be required to connect this generation to the existing grid.

Regulated Distribution Operations

        Our regulated distribution operations have approximately 2.6 million electricity and natural gas connections in the UK and Colombia. In the UK, our regulated distribution operation is the largest independent "last mile" natural gas and electricity connections provider, comprised of approximately 2.2 million connections, principally natural gas and electricity. In South America, our electricity distribution franchise area is in the Boyacá province of Colombia, a region that is approximately 150 kilometres north of the capital, Bogotá.

Strategic Position

        Similar to our electricity transmission systems, our regulated distribution operations are critical to the markets in which they are located. In the UK, our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales and total installed connections among independent utilities. Our South American regulated distribution operations provide reliable power to approximately 440,000 customers.

        Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our UK operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our UK customers consist primarily of large energy retailers who serve residential and business users. Our South American regulated distribution operations provide power to a customer base that is primarily residential, with nearly 100% urban electrification and 92% rural electrification in the areas we service.

Regulatory Environment

        Our UK regulated distribution operations compete with other connection providers in the UK to secure contracts to construct, own and operate connections for six product lines which include: natural gas, electricity, water, fibre, district heating and smart meters. Once connections are established, we charge retailers rates that are established based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the UK regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.

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

Brookfield Infrastructure 65

Growth Opportunities

        We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Opportunities for growth in the UK are driven by new gas and electricity connections, as well as through leveraging and cross-selling certain bundled service offerings and by introducing new product lines such as "fibre to home" to existing customers. Prospects for growth are further aided by the continual opening up of the electricity market to independent connections providers, the continuing recovery in the housing market and by participating in the UK smart meter roll out program. In early 2016, we adopted approximately 200,000 smart meters from a UK energy retailer, with a contract to adopt up to a further 500,000 meters by June 2017. In South America, our regulated distribution operations have a grandfathered operating license which allows us to expand vertically into the generation, transmission, and retail sectors. The business is located in a region which is home to emerging industrial industries and is experiencing strong economic growth which will drive the need for further build-out of our distribution system and regional expansion of the transmission system. We believe we are well positioned to take advantage of future growth opportunities.

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

        Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our adjusted EBITDA margin.

        Our transport segment is comprised of the following:

Rail

  •
  Approximately 10,000 kilometres of track and rail operations in Australia and Brazil

Toll Roads

  •
  Approximately 3,500 kilometres of motorways in Brazil, Chile and, subject to the completion of the Gammon Acquisition, India

Ports

  •
  33 terminals in North America, the UK and Europe

66 Brookfield Infrastructure

Rail

        Our Australian rail network is comprised of a below rail access provider, with over 5,100 kilometres of track and related infrastructure in the southwest region of Western Australia under a long-term lease with the State Government. There are approximately 34 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation's revenue is derived from access charges paid by rail operators or underlying customers. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with rail operators' customers.

        Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and almost 18,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometres of track, with concessions expiring in 2026 and 2038. Our Brazil rail operates under concession contracts that establish productivity standards, volume goals and price caps. Additional revenue is earned by offering complimentary services including inland transshipment terminals and port services, which for the most part are not subject to any tariff regimes.

Strategic Position

        Our Australian rail network is the only freight rail network providing access to the region's five State Government-owned ports for minerals and grain, as well as interstate intermodal terminals. The majority of our customers are leading commodity customers with the top 10 customers contributing approximately 90% of track access revenue, through long dated contracts.

        Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil's center-north, center-east and center-southeast regions, including the most important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.

Regulatory Environment

        In Western Australia, the Economic Regulatory Authority ("ERA") is the independent economic regulator, responsible for the gas, electricity, water and rail industries. For the rail industry, an access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on replacement value. Across the majority of the network, current revenue is well below the regulated ceiling. As a result, no contracted revenue is currently exposed to reduction under this access regime. Our Australian rail network operates its track on an open access basis consistent with the rail access regime and its lease obligations.

        Our Brazilian rail concessions are governed by Brazil's transportation regulator, Agência Nacional de Transportes Terrestres ("ANTT"), which is also responsible for the tariff regime in that country. In addition, we access rail networks controlled by Vale S.A., Brazil's largest mining company, in an arrangement governed by long-term agreements. The regulatory regime requires concession holders to provide open access to all track users. Since most of our port operations are privately held, they are not subject to regulated tariffs and are able to move third party cargos with no regulatory limitations.

Growth Opportunities

        Our Australian rail operation is a critical component of the logistics chain in its region, in many cases, it is the only mode of transportation for freight that is economically viable. As a result, our rail operation is well positioned to benefit from the development of new agriculture or mining projects, which would require access to the rail network to transport to port for export markets.

Brookfield Infrastructure 67

        Our Brazilian rail business expects to invest approximately R$5 billion to upgrade and expand its operations over the next few years, allowing it to capture volume growth by attracting cargo volumes that currently are transported by trucks, a higher cost alternative in Brazil. This business is focused on improving network integrations in the system by capturing the growing demand for integrated transportation services in Brazil. This includes a R$2.2 billion port terminal expansion project located at Latin America's largest port. The project will add three berths to handle over 14 mtpa of grain and sugar exports and fertilizer imports, which will significantly benefit our rail operation by increasing volumes to be transported as a result of the added capacity at our terminals and improving our strategic position as an integrated logistics provider. Other projects include the completion of four inland terminals and the purchase of locomotives and wagons.

Toll Roads

        Our toll road operations are comprised of urban and interurban toll roads in Chile, Brazil and, subject to completion of the Gammon Acquisition, India. Our Chilean operations include 33 kilometres of free flowing roads that form a key part of the ring road network of Santiago, Chile. Our Brazilian operations comprise approximately 3,250 kilometres of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our operations in India will include 242 kilometres of existing roads and a further 103 kilometres of new motorways under expansion and development. These concessions began operations between 1998 and 2008 and operate under long-term concessions with staggered maturities, with an average remaining term of 15 years.

        Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, the favourable economic trends in Chile, Brazil and India and inflation indexed tariffs. These markets have experienced significant economic growth over the last 20 years, leading to increased motorization rates and economic trade, which has driven increases in traffic volumes. We expect these trends to continue in the long-term, resulting in significant future traffic growth on our toll roads.

Strategic Position

        Our Chilean toll road constitutes a key artery in Santiago's urban road network as it connects the affluent business center of east Santiago with Chile's international airport, the Port of Valparaiso and the North of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 65% of Brazilian GDP. Subject to completion of the Gammon Acquisition, our toll road portfolio in India will span the country and include some of India's most important national highways. Further, our investment in our toll road portfolio in India is expected to expand our toll road platform to a new market that has significant growth prospects.

        Our toll roads are critical infrastructure for the economies of Chile, Brazil and India, with few viable alternative routes available. The ability to build new competing routes is limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.

Regulatory Environment

        Our Chilean assets are governed by the Ministerio de Obras Publicas ("MOP"). Chile has an established concession program which has been in place for more than 20 years. To date, 80 concession agreements have been awarded, representing a total investment of approximately $20 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation + 3.5% with additional increases in the form of congestion premiums, which can be up to three times the base tariff during congested periods.

68 Brookfield Infrastructure

        Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo ("ARTESP") and ANTT, the Sao Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 15 years. As of 2015, there were 53 motorway concessions in Brazil totaling over 19,000 kilometres. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.

        Following completion of the Gammon Acquisition, our assets and contractual obligations in India will be governed by the National Highways Authority of India ("NHAI"), which has been operational for 20 years and has responsibility to develop, maintain and manage the National Highways vested or entrusted to it by the Central Government of India. Revenues derived from the assets will include both toll road tariffs and annuity concession payments. The toll road tariffs are linked to inflation which is expected to benefit from India's growing economy. The annuity concession payments have the added benefit of stable and predictable cash flows with a government related entity.

Growth Opportunities

        We believe that long-term growth in the South American and Indian economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, Brazil, Chile, and India are seeking to increase their respective paved road network by expanding existing roads and developing new roads. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

Ports

        Our port operations are located primarily in the UK, North America and Europe. Our UK port is one of the largest operators in the country by volume and is a statutory harbor authority ("SHA") for the Port of Tees and Hartlepool in the north of the UK. Our UK port's status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our UK port, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,000 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 10% of revenue.

        Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term terminal leases with the Los Angeles and Oakland port authorities. These terminals handled almost 1.1 million Twenty-Foot Equivalent Units ("TEUs") in 2015. In North America, our revenue is generated from port handling services for container volumes. Approximately 30% of our volumes are underpinned by a 10-year minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.

        Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operations handle approximately 46 mtpa of cargo. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 22 port terminals located throughout seven European countries.

Brookfield Infrastructure 69

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

        Our European port operations are located in 22 port terminals across continental Europe and consist of 500 hectares of long-term port concessions and over 30 kilometres of quay length. With substantial infrastructure that is often integrated with our customers' facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations are protected by significant barriers to entry. Additionally, our operations provide logistical services for our customers that would be difficult for potential competitors to replicate.

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

Growth Opportunities

        Our UK port's flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives, including the expansion of our container handling facilities, in addition to improvements in our rail capacity, which have driven new customer contracts for container cargo and positions Teesport to be the main entry point for container cargo destined for the Northern England market.

        Our North American port operations are undergoing a significant modernization project in Los Angeles that is expected to approximately double capacity and increase efficiency. Once complete, this project will make our terminal in Los Angeles one of the lowest cost and most automated terminals in North America with surplus capacity to facilitate future volume growth.

        In Europe, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.

70 Brookfield Infrastructure

Energy

Overview

        Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.

        Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our adjusted EBITDA margin and our AFFO.

        Our energy segment is comprised of the following:

Transmission, Distribution and Storage Operations

  •
  Approximately 15,000 kilometres of natural gas transmission pipelines

  •
  Over 40,000 natural gas distribution customers in the UK

  •
  600 billion cubic feet ("bcf") of natural gas storage in the U.S. and Canada, including 230 bcf of capacity owned and operated by Niska Gas Storage, the acquisition of which was signed in June 2015 and is subject to regulatory approval

District Energy Operations

  •
  Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 2,870,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 255,000 tons of contracted cooling capacity, as well as 1,800 customer connections for distributed water and sewage services

Transmission, Distribution and Storage Operations

        Our transmission, distribution and storage operations include approximately 15,000 kilometres of natural gas transmission and pipeline systems in the U.S., an unregulated natural gas and liquid propane gas ("LPG") distribution operation in the UK, and significant natural gas storage capacity in the U.S. and Canada.

        Our natural gas transmission pipelines comprise one of the largest systems in the U.S., extending from the Gulf Coast, Texas and Oklahoma to Chicago. Our energy distribution system in the UK is the only provider of natural gas and LPG distribution services on the islands on which it operates. The majority of revenues from these businesses are generated under contracts and are well positioned to benefit from forecasted increases in demand for clean energy.

Brookfield Infrastructure 71

Strategic Position

        Our North American natural gas transmission system is the largest provider of natural gas transmission and storage services to the Chicago and Northern Indiana market and has significant interconnectivity with local distribution companies, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our services. On December 10, 2015, we acquired an additional 23.5% interest in our North American natural gas transmission system bringing our interest to 50%.

        In the UK, our energy distribution business is the sole provider of gas distribution and retail services on the Channel Islands and the Isle of Man, servicing over 40,000 customers. The natural gas and LPG distribution customer base on the Channel Islands and Isle of Man is comprised of a number of residential and commercial end users. Our main competition comes from alternate energy sources, such as electricity.

        We own interests in three natural gas storage facilities across North America, located in northern Alberta, northern California and south Texas. Upon regulatory approval and closing of our announced acquisition of Niska Gas Storage we will add facilities in northern Oklahoma, southern Alberta and northern California. These facilities contract with customers to provide natural gas storage services for which customers pay a storage fee. Our Canadian and Californian natural gas storage facilities represent approximately 31% and 26% of the total storage capacity in the province of Alberta and state of California respectively, while our south Texas gas storage facility has a high deliverability capacity and interconnects across 10 interstate and intrastate pipelines.

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

        Our UK energy distribution operations are quasi-regulated, and are ultimately subject to government oversight.

        Our Canadian natural gas storage facilities are regulated by the Alberta Energy and Resources Conservation Board, which provides operational and environmental oversight. Our Californian natural gas storage facilities are also subject to California Public Utilities Commission oversight. These facilities are not subject to any economic regulation.

Growth Opportunities

        Within our North American natural gas transmission operations we are progressing a number of incremental growth opportunities that will expand our service offerings through capital projects supported by long-term contracts. The incremental projects will be constructed through late 2016 and into 2019 and are expected to start contributing incremental adjusted EBITDA in late 2016. The incremental projects include an expansion of capacity in the Chicago market, expansion to provide additional receipt points to the Gulf Coast market and a new pipeline supporting the export market to Mexico. In addition to the projects under contract, and their future add-on growth opportunities, this business is well positioned to take advantage of changing market dynamics in the North American natural gas market.

72 Brookfield Infrastructure

        Within our existing storage businesses we have identified opportunities to expand our facilities' capacity by adding incremental storage capacity through low cost capital projects. Additionally, ownership of natural gas storage facilities is highly fragmented and we expect to continue to transact opportunistically in the marketplace. We believe that with the recent drop in commodity prices and a prolonged period of low natural gas storage spreads that there is an opportunity to act as an industry consolidator at attractive valuations.

District Energy

        Our North American district energy operations are located in seven cities and consist of heating plants capable of delivering 2,870,000 pounds per hour of steam heating capacity, produced from six gas-fired steam plants and 255,000 tons of contracted cooling capacity, sourced from deep lake water systems and a variety of other conventional chilling technologies. These operations provide steam heating in key markets such as downtown Toronto, Ontario, in the medical district of New Orleans, Louisiana and in the central business district of Seattle, Washington. District cooling services are provided through an innovative deep lake cooling system in Toronto and from mechanical chilling operations in key markets such as Chicago, Illinois, Houston, Texas, and New Orleans.

        Our Australian district energy operations provide heating, cooling and energy solutions and distributed natural gas, water and sewage services, in the states of Tasmania, New South Wales and Victoria. The natural gas network includes over 800 kilometres of pipeline, bringing 100 million cubic meters of natural gas to homes and businesses each year, with availability to provide this service to approximately 59,500 commercial and residential customers.

Strategic Position

        Our district energy business in North America provides essential heating and cooling services to commercial customers, governments, hospitals and major sporting arenas in Toronto, Houston, New Orleans, Chicago and Seattle. Our Australian district energy business is comprised of an established natural gas distribution and retail business, supplying approximately 15,400 residential, commercial and industrial customers currently connected to our network in Tasmania and New South Wales. We are also operating and developing projects to supply natural gas and/or thermal energy, as well as distributed water and sewage services, to residential and commercial customers. In most cases our district energy businesses offer the only feasible source of energy to customers who are connected to our network. In addition, we are able to realize synergies across this platform through the sharing of best practices for customer contracting and due diligence, financing synergies through raising funds at the platform level, as well as sharing back office functions in our North American and Australian businesses.

Regulatory Environment

        Our district energy business in Toronto is governed by the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility in Ontario, allowing it unrestricted access to its network of underground pipes in downtown Toronto. Our district energy business in Australia is currently not subject to any economic regulation. In Houston, Chicago, New Orleans and Seattle, our operations are enabled by franchise agreements with the respective municipalities.

Brookfield Infrastructure 73

Growth Opportunities

        We have significant organic growth opportunities in our various district energy businesses, primarily through system expansions. Our Toronto deep lake water cooling system provides chilled water by pumping cold water from the depths of Lake Ontario. As a result of significant historical investment, this system has low variable costs. The system currently has significant excess capacity during non-peak periods of demand, upon which we will seek to capitalize by connecting incremental interruptible load to the system at limited capital cost. During 2015, we commissioned a significant capital project to increase our steam generating capacity in New Orleans to meet the needs of our customers, a number of whom are expanding the size and scope of their facilities. The district energy industry in North America is highly fragmented, providing significant opportunities to grow our business through acquisitions.

        During 2015, our Australian district energy business commenced building a distributed energy network to certain regional towns under the State of Victoria's Energy for the Regions program. The project involves centralized natural gas networks which will roll out over the next three years with availability to provide service to approximately 12,500 homes and businesses. The Australian district energy business is developing into a multi-asset energy and water provider, offering combined services for heating, cooling and energy as well as distributed water and sewage services.

        There are significant barriers to entry in these businesses, as there are limited opportunities for customers to support competing businesses once connected to our systems. Once a system is established, we are well positioned to capture further organic growth opportunities.

Communications Infrastructure

Overview

        Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecommunications customers pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers pay us fees for transmitting television and radio content to end users.

        The key objective for this segment is to capture benefit from increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our adjusted EBITDA.

        The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France.

        These operations generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10 years in telecommunications and five years in broadcasting) with large, prominent customers in France.

Strategic Position

        Our business is the leading independent communications infrastructure operator in France. Its sites cover the entire French territory, with some in the very best locations, which enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it is capable of covering the French population with approximately 97% coverage in one of Europe's largest television markets. In radio we are the reference provider for services in France with approximately 60% share of FM analog radio frequencies.

74 Brookfield Infrastructure

Regulatory Environment

        In the television business, a small proportion of the sites (currently approximately 80) are considered to be non-replicable because either (i) they benefit from a remarkable location, often on an elevated point or area where the construction of a second tower is in practice very complex, (ii) equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total these regulated revenues account for approximately 40% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.

Growth Opportunities

        We see growth opportunities in the telecom infrastructure segment on the back of three main trends: technological evolution driving further site growth, network densification and further site rollout associated with minimum coverage requirements. We believe that the size and scope of our tower platform will position us to take advantage of these favourable trends through construction and acquisition of additional assets.

Acquisition Strategy

        Over the past few years, we have established operating segments with scale in many aspects of the utility, transport, energy and communications infrastructure industries. As we look to grow our business, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12 to 15% per annum, and extend our operating platforms into new geographies in which Brookfield has a presence. We intend to utilize existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

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

Brookfield Infrastructure 75

About Brookfield

        Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with over $225 billion of assets under management, 30,000 operating employees and over 700 investment professionals worldwide. Brookfield's strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

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

        Brookfield has an approximate 29.5% interest in Brookfield Infrastructure. Our partnership and the other Service Recipients have each appointed Brookfield as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

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

76 Brookfield Infrastructure

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

(3)
Brookfield's limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.3% of our partnership's issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption—Exchange Mechanism."

(4)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—The Holding LP and Holding Entities".

(5)
The Service Provider provides services to Brookfield Infrastructure pursuant to the Master Services Agreement.

(6)
On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holdings LP Series 3 Preferred Units.

(7)
As of December 31, 2015, our partnership had outstanding 162,163,205 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP.

Brookfield Infrastructure 77

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

        Our partnership's sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP. Our partnership serves as the Holding LP's managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership's managing general partnership interest and preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership's distribution policy, to our preferred unitholders in accordance with the terms of our preferred units and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our General Partner. Our partnership is not required to make such distributions and neither our partnership nor our General Partner can assure you that our partnership will make such distributions as intended.

The Service Provider and Brookfield

        The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide them with management and administration services pursuant to the Master Services Agreement.

Our General Partner

        Our General Partner serves as our partnership's general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership's managing general partnership interest in the Holding LP, which consists of Managing General Partner Units, entitles our partnership to serve as the Holding LP's managing general partner, with sole authority for management and control of the Holding LP, which is exercised exclusively through the board of directors of our General Partner.

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

The Holding LP and Holding Entities

        Our partnership indirectly holds its interests in operating entities through the Holding LP and the Holding Entities. The Holding LP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares of such Holding Entities. These preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. Except for the preferred share of our primary U.S. Holding Entity, which is entitled to one vote, the preferred shares are not entitled to vote, except as required by law.

78 Brookfield Infrastructure

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

			Ownership Interest		Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2015%		2015%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	(1)	100
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71	(2)	100
UK regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80	(2)	80
South American transmission operation	ETC Holdings Limited	Chile	28	(2)	28
North American natural gas transmission operation	Natural Gas Pipeline Company of America LLC	United States	50	(2)	50

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

Brookfield Infrastructure 79

ITEM 5.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Performance Targets and Key Measures

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations ("FFO") per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation (see "Reconciliation of Non-IFRS Financial Measures" on page 106 for more detail). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions to unitholders. In addition, we have performance measures that track the key value drivers for each of our operating segments. See "Segmented Disclosures" on page 85 for more detail.

Distribution Policy

        Our objective is to pay a distribution per unit that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate over the long-term.

        In light of the current strong prospects for our business, the Board of Directors of our General Partner approved a 7.5% increase in our quarterly distribution to 57 cents per unit, which will start with the distribution paid in March 2016. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 57 cents per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

        Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Our consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.

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

80 Brookfield Infrastructure

        When we discuss the results of our operating segments, we present Brookfield Infrastructure's proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership's overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's proportionate share of earnings (losses) from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See "Reconciliation of Operating Segments" on page 107 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

        Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last eight years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

        In this section we review our consolidated performance and financial position as of December 31, 2015 and 2014 and for the 12-month periods ended December 31, 2015, 2014 and 2013. Further details on the key drivers of our operations and financial position are contained within the review of operating segments.

        The following table summarizes the financial results of Brookfield Infrastructure for the 12-month periods ended December 31, 2015, 2014 and 2013.

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014	2013
Summary Statements of Operating Results
Revenues	$1,855	$1,924	$1,826
Direct operating costs	(798)	(846)	(823)
General and administrative expenses	(134)	(115)	(110)
Depreciation and amortization expense	(375)	(380)	(329)
Interest expense	(367)	(362)	(362)
Share of earnings (loss) from investments in associates and joint ventures	69	50	(217)
Mark-to-market on hedging items	83	38	19
Other income (expense)	54	(1)	(35)
Net income	391	229	65
Net income from continuing operations	391	229	20
Net income from discontinued operations	—	—	45
Net income (loss) attributable to the partnership(1)	298	184	(58)
Net income (loss) per limited partnership unit	$1.04	$0.67	$(0.43)

(1)
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure 81

2015 vs. 2014

        Revenues for the fiscal year ended December 31, 2015 were $1,855 million, which decreased by $69 million, or 4%, compared to the fiscal year ended December 31, 2014. Revenue from acquisitions completed over the past 12 months within our U.S. district energy and gas storage businesses contributed $79 million, while organic growth initiatives within our Canadian and Australian district energy businesses contributed incremental revenue of $18 million. Our utilities segment contributed additional revenue of $42 million as results benefitted from inflation indexation and various growth initiatives primarily at our UK regulated distribution operation. Our transport operations contributed an additional $36 million of revenue, primarily due to higher rates at our Australian rail operation, inflationary tariff increases at our South American toll roads and higher volumes at our UK port operations. These increases were more than offset by the impact of foreign exchange, as the U.S. dollar strengthened relative to most currencies in which we operate, which reduced our revenue in U.S. dollar terms by $244 million.

        Direct operating expenses for the fiscal year ended December 31, 2015 were $798 million, which decreased by $48 million, or 6%, compared to the fiscal year ended December 31, 2014. This was driven by $52 million of operating expenses representing the full year impact of district energy and gas storage businesses acquired in the second half of 2014, an additional $28 million of costs resulting from the expansion of our systems through organic growth initiatives and higher volumes at our transport operations. These increases were more than offset by the impact of foreign exchange, which reduced our expenses in U.S. dollar terms by $128 million.

        General and administrative expenses for the fiscal year ended December 31, 2015 were $134 million, which increased by $19 million, or 17%, compared to the fiscal year ended December 31, 2014. These expenses are primarily comprised of the base management fee that is paid to Brookfield, which is equal to 1.25% of the partnership's market value plus recourse debt, net of cash. This figure also includes certain public company expenditures relating to the on-going operations of the partnership. The base management fee increased as compared to the same period in 2014 as a result of an increase in market capitalization and recourse debt throughout 2015.

        Depreciation and amortization expense for the fiscal year ended December 31, 2015 was $375 million, which decreased by $5 million, or 1%, compared to the fiscal year ended December 31, 2014. Depreciation and amortization expense increased by $26 million due to the impact of acquisitions of district energy and gas storage businesses completed in 2014, and $19 million attributable to higher asset values resulting from our annual revaluation process and capital expenditures over the past year. These increases were offset by the impact of foreign exchange, which reduced our expenses in U.S. dollar terms by $50 million.

        Interest expense for the fiscal year ended December 31, 2015 was $367 million, which increased by $5 million, or 1%, compared to the fiscal year ended December 31, 2014. Interest expense increased by $12 million as a result of the aforementioned acquisitions, in addition to higher non-recourse borrowings primarily associated with organic growth initiatives, which contributed incremental interest expense of $22 million. We also incurred additional interest expense of $18 million associated with our two corporate medium term note issuances completed in March and October of 2015. These increases were partially offset by the impact of foreign exchange, which decreased our interest expense in U.S. dollar terms by $47 million during the period.

82 Brookfield Infrastructure

        Earnings from investments in associates for the fiscal year ended December 31, 2015 were $69 million, which increased by $19 million, or 38%, compared to the fiscal year ended December 31, 2014. The increase is due to the $28 million contribution from the acquisition of our European telecommunications infrastructure operation, completed in March of 2015, and the full-year contribution from our Brazilian rail operations that was acquired in August of 2014. Our results also benefitted from numerous organic growth initiatives across the business that contributed an additional $11 million, resulting from increased volumes across a number of our businesses. These items were offset by the impact of foreign exchange.

        Mark-to-market gains on hedging items for the fiscal year ended December 31, 2015 were $83 million compared to $38 million for the fiscal year ended December 31, 2014. Both the current and comparative period consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The gains recognized in the current and comparative period are the result of lower hedged rates on various currency contracts we had in place relative to the spot rates at period end.

2014 vs. 2013

        Revenues for the fiscal year ended December 31, 2014 were $1,924 million, which increased by $98 million, or 5%, compared to the year ended December 31, 2013. Of this increase $47 million relates to acquisitions made in our U.S. district energy business during 2014. Our utilities segment contributed incremental revenues of $58 million, as we benefitted from inflationary increases in our rate base and investments in organic growth initiatives. Our business also recorded higher revenues in its transport operations as a result of increased volumes at our Chilean toll road, UK port operation and Australian rail operation, contributing a further $47 million. These increases were partially offset by depreciation of the currencies in which we operate relative to the U.S. dollar, which reduced revenues in U.S. dollar terms by $54 million.

        Direct operating expenses for the fiscal year ended December 31, 2014 were $846 million, which increased by $23 million, or 3%, compared to the fiscal year ended December 31, 2013. The increase is primarily attributable to the aforementioned U.S. district energy acquisitions completed during 2014, which contributed $31 million of incremental operating expenses. Further incremental costs of $32 million were incurred as a result of capital expansion programs at our UK regulated distribution operation and Australian rail operation as well as higher volumes in our UK port operation. These increases were offset by the impact of foreign exchange, which reduced our expenses in U.S. dollar terms by $40 million.

        General and administrative expenses for the fiscal year ended December 31, 2014 were $115 million, which increased by $5 million, or 5%, compared to the fiscal year ended December 31, 2013. The $5 million increase in general and administrative expenses from 2013 to 2014 is due to the increase in market capitalization attributable to the higher trading price of our partnership units.

        Depreciation and amortization expense for the fiscal year ended December 31, 2014 was $380 million, which increased by $51 million, or 13%, compared to the fiscal year ended December 31, 2013. This increase is due primarily to the impact of acquisitions completed during the year and higher asset values resulting from our annual revaluation process.

        Interest expense for the fiscal year ended December 31, 2014 was $362 million, which was equal to the fiscal year ended December 31, 2013. This increase in interest expense was driven by an expansion of our U.S. district energy business acquisition during the year as well as higher borrowings at our UK regulated distribution business associated with various growth initiatives, which contributed incremental interest expense of $7 million. These increases were offset by the impact of foreign exchange, which reduced expenses in U.S. dollar terms by $7 million.

Brookfield Infrastructure 83

        Earnings from investments in associates for the fiscal year ended December 31, 2014 were $50 million compared to losses of $217 million for the fiscal year ended December 31, 2013. The increase is primarily attributable to the $275 million impairment charge recorded at our North American natural gas transmission operation in 2013.

        Mark-to-market gains on hedging items for the fiscal year ended December 31, 2014 were $38 million compared to $19 million for the fiscal year ended December 31, 2013. Both the current and comparative period consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The gains recognized in the current and comparative period are the result of lower hedged rates on various currency contracts we had in place relative to the spot rates at period end.

        The following table summarizes the statement of financial position of Brookfield Infrastructure for the fiscal years ended December 31, 2015 and December 31, 2014.

	As of
US$ MILLIONS	December 31, 2015	December 31, 2014
Summary Statements of Financial Position Key Metrics
Cash and cash equivalents	$ 199	$ 189
Other current assets	1,354	1,371
Total assets	17,735	16,495
Current liabilities	908	780
Corporate borrowings	1,380	588
Non-recourse borrowings	5,852	6,221
Other long-term liabilities	2,419	2,584
Limited Partners' capital	3,838	3,533
General Partner capital	23	24
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,518	1,321
Non-controlling interest—in operating subsidiaries	1,608	1,444
Preferred Unitholders	189	—

        Total assets were $17,735 million at December 31, 2015, compared to $16,495 million at December 31, 2014, an increase of $1,240 million. This increase is primarily due to $2,447 million in assets accumulated through the investment in a toehold interest in Asciano, the acquisition of our European telecommunications infrastructure operations, and the follow-on investments in our Chilean toll road and North American natural gas transmission operation. Total assets also increased by $872 million as the result of revaluation gains recorded, primarily at our UK regulated distribution operation, South American transmission operation and European and North American port operations. These positive impacts were partially offset by the impact of foreign exchange, which reduced our asset base in U.S. dollar terms by $1,824 million, and from the sale of our New England electricity transmission operation in the third quarter of 2015.

        Corporate borrowings were $1,380 million at December 31, 2015, compared to $588 million at December 31, 2014, an increase of $792 million. This increase was due to incremental draws of $161 million on our corporate credit facility and $732 million resulting from the medium term note issuances completed in 2015. The increase was partially offset by the impact of foreign exchange, which reduced our corporate debt balance by $101 million.

84 Brookfield Infrastructure

        Non-recourse borrowings were $5,852 million at December 31, 2015, compared to $6,221 million at December 31, 2014, a decrease of $369 million. This decrease is primarily due to the strength of the U.S. dollar relative to all currencies in which we have issued debt. Our debt balances were also reduced by $231 million as a result of our Ontario electricity transmission and European energy distribution operations that were classified as held for sale at December 31, 2015. These decreases were partially offset by additional debt at our UK regulated distribution operation of $155 million, as well as an increase of $76 million from the follow-on investment at our Chilean toll road.

        Partnership capital was $5,379 million at December 31, 2015, compared to $4,878 million at December 31, 2014, an increase of $501 million. This increase was mainly driven by $950 million of partnership units issued in April 2015, net of $24 million of associated fees, net income attributable to the partnership of $298 million, net revaluation gains of $527 million resulting from our annual revaluation of property, plant and equipment and $25 million primarily due to mark-to-market hedging gains at the corporate level recorded in other comprehensive income. This increase was partially offset by $662 million of foreign currency translation losses, $546 million of distributions paid to our unitholders and $67 million of unit repurchases throughout 2015.

        In March and December 2015 Brookfield Infrastructure issued $189 million of preferred units, which are presented as a separate class of equity under partnership capital.

SEGMENTED DISCLOSURES

        In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See "Discussion of Segment Reconciling Items" on page 110 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

Utilities Operations

Results of Operations

        The following table presents the roll-forward of our rate base and selected key metrics:

	Year ended December 31
(US$ MILLIONS)	2015	2014
Rate base, start of period	$4,118	$4,242
Impact of disposals	(38)	—
Capital expenditures commissioned	234	189
Inflation and other indexation	97	110
Regulatory depreciation	(53)	(72)
Foreign exchange	(340)	(351)

Rate base, end of period	$4,018	$4,118

Brookfield Infrastructure 85

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Funds from operations (FFO)	$387	$367	$377
Maintenance capital	(13)	(14)	(27)

Adjusted funds from operations (AFFO)	$374	$353	$350

Return on rate base(1),(2)	11%	11%	11%

1.
Return on rate base is adjusted EBITDA divided by time weighted average rate base.

2.
Return on rate base excludes impact of connections revenues at our UK regulated distribution operation.

        The following table presents our utilities segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Revenue	$698	$736	$831
Costs attributable to revenues	(174)	(217)	(284)

Adjusted EBITDA	524	519	547
Interest expense	(142)	(158)	(175)
Other income	5	6	5

Funds from operations (FFO)	387	367	377
Depreciation and amortization	(153)	(155)	(147)
Deferred taxes and other items	(24)	(58)	6

Net income	$210	$154	$236

        The following table presents our proportionate adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2015	2014	2013	2015	2014	2013
Regulated Distribution	$228	$200	$236	$183	$158	$178
Regulated Terminal	156	172	174	92	93	91
Electricity Transmission	140	147	137	112	116	108

Total	$524	$519	$547	$387	$367	$377

2015 vs. 2014

        For the year ended December 31, 2015 our regulated distribution operations generated adjusted EBITDA of $228 million and FFO of $183 million compared to $200 million and $158 million, respectively, in 2014. Results increased year-over-year primarily due to record connections activity at our UK regulated distribution business, additions to our rate base and inflation indexation.

        For the year ended December 31, 2015 our regulated terminal reported adjusted EBITDA of $156 million and FFO of $92 million compared to $172 million and $93 million, respectively, in 2014. Adjusted EBITDA and FFO decreased from prior year as the benefits of inflation indexation and additions to rate base were offset by the impact of foreign exchange as our hedged rate declined compared to prior year. This was partially offset at the FFO level by the favourable impact of foreign exchange on our Australian dollar denominated interest expense.

86 Brookfield Infrastructure

        For the year ended December 31, 2015 our electricity transmission operations generated adjusted EBITDA of $140 million and FFO of $112 million compared to $147 million and $116 million, respectively, in 2014. Adjusted EBITDA and FFO decreased slightly as inflation indexation and additions to rate base were offset by the impact of foreign exchange and the sale of our New England electricity transmission business in August of 2015.

        Depreciation and amortization decreased to $153 million for the year ended December 31, 2015, compared to $155 million for the same period in 2014. The decrease of $2 million from 2014 is primarily due to the impact of foreign exchange, mostly offset by higher depreciation expense from additions to our regulated asset base and higher asset values as a result of our annual revaluation process.

        Deferred taxes and other items for the year ended December 31, 2015 was a loss of $24 million compared to a loss of $58 million for the same period in 2014. The variance is associated with a deferred tax recovery due to a favourable change in UK tax law offset by lower mark-to-market gains on hedging items at our UK regulated distribution business.

2014 vs. 2013

        For the year ended December 31, 2014 our regulated distribution operations generated adjusted EBITDA of $200 million and FFO of $158 million compared to $236 million and $178 million, respectively, in 2013. Results decreased year-on-year primarily due to the sale of our Asia Pacific regulated distribution operation in the fourth quarter of 2013. Excluding the impact of the sale, results for the business were ahead of 2013 by $39 million due primarily to stronger performance at our UK regulated distribution business that benefitted from a higher rate base, inflation indexation and higher connections activity.

        For the year ended December 31, 2014 our regulated terminal reported adjusted EBITDA of $172 million and FFO of $93 million compared to $174 million and $91 million, respectively, in 2013. Adjusted EBITDA decreased relative to the comparative period as inflation indexation and the benefit of additions to rate base were more than offset by the impact of foreign exchange. FFO increased compared to the prior period due to lower borrowing costs, where we benefitted from financings completed during 2014 and favourable foreign exchange impact on our interest expense.

        For the year ended December 31, 2014 our electricity transmission operation generated adjusted EBITDA of $147 million and FFO of $116 million compared to $137 million and $108 million, respectively, in 2013. Adjusted EBITDA and FFO increased versus 2013 due to inflation indexation, commissioning of projects into rate base and lower operating costs, partially offset by the impact of foreign exchange.

        Depreciation and amortization increased to $155 million for the year ended December 31, 2014, up from $147 million for the same period in 2013. The increase of $8 million from 2013 is primarily due to higher depreciation expense from additions to our regulated asset base from growth capital expenditures and the aforementioned acquisitions, partially offset by the impact of the aforementioned disposition of our Asia Pacific regulated distribution operation in the fourth quarter of 2013. Deferred taxes and other items for the year ended December 31, 2014 were a loss of $58 million compared to a gain of $6 million in 2013. The negative variance versus the prior period is associated with lower mark-to-market gains on hedging items at our UK regulated distribution business.

Brookfield Infrastructure 87

Transport Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our transport segment:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Growth capital expenditures	$297	$332	$212
Adjusted EBITDA margin(1)	49%	48%	47%
Funds from operations (FFO)	398	392	326
Maintenance capital	(72)	(80)	(63)

Adjusted funds from operations (AFFO)	$326	$312	$263

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

        The following table presents our transport segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Revenues	$1,143	$1,238	$1,054
Cost attributed to revenues	(588)	(639)	(557)

Adjusted EBITDA	555	599	497
Interest expense	(142)	(173)	(153)
Other expenses	(15)	(34)	(18)

Funds from operations (FFO)	398	392	326
Depreciation and amortization	(217)	(250)	(183)
Deferred taxes and other items	(46)	(39)	(78)

Net income	$135	$103	$65

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2015	2014	2013	2015	2014	2013
Rail	$292	$270	$250	$231	$201	$187
Toll Roads	180	248	173	111	140	97
Ports	83	81	74	56	51	42

Total	$555	$599	$497	$398	$392	$326

2015 vs. 2014

        For the year ended December 31, 2015, our rail business generated adjusted EBITDA of $292 million and FFO of $231 million compared to $270 million and $201 million, respectively, in 2014. Adjusted EBITDA and FFO increased versus prior year as a result of improved agricultural volumes and a full year contribution from our South American rail operation acquired in the third quarter of 2014, as well as increased volumes and inflationary rate increases at our Australian operation. These increases were partially offset by the impact of foreign exchange.

88 Brookfield Infrastructure

        For the year ended December 31, 2015, our toll roads contributed adjusted EBITDA of $180 million and FFO of $111 million compared to $248 million and $140 million, respectively, in 2014. Adjusted EBITDA and FFO decreased versus prior year as the benefit of regulatory tariff increases and stronger light vehicle volumes were more than offset by the impact of foreign exchange. In local currency, toll road adjusted EBITDA was 5% higher than prior year.

        For the year ended December 31, 2015, our port operations reported adjusted EBITDA of $83 million and FFO of $56 million compared to $81 million and $51 million, respectively, in 2014. Adjusted EBITDA and FFO have increased versus the prior year as benefits from the delivery of the first phase of the automation project at our North American container terminal and increased container volumes at our UK port operation were partially offset by the impact of foreign exchange.

        Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased to $217 million for the year ended December 31, 2015, down from $250 million in 2014. The $33 million decrease versus 2014 is due to foreign exchange, which more than offset incremental depreciation from our South American rail acquisition in the third quarter of 2014. Deferred taxes and other expenses for the year ended December 31, 2015 were $46 million compared to $39 million for the same period in 2014. The $7 million increase versus the prior year was due to the acquisition of our South American rail business in August 2014 and higher inflation indexation on our Chilean peso denominated debt.

2014 vs. 2013

        For the year ended December 31, 2014, our rail business generated adjusted EBITDA of $270 million and FFO of $201 million compared to $250 million and $187 million, respectively, in 2013. Results increased primarily as a result of the partial contribution from our Brazilian rail acquisition completed in the third quarter of 2014. On a same store basis, FFO increased as a result of higher volumes associated with a bumper grain harvest and the completion of the expansion program resulted in volumes ramping up substantially and reached full take-or-pay levels in March 2013.

        For the year ended December 31, 2014, our toll roads contributed adjusted EBITDA of $248 million and FFO of $140 million compared to $173 million and $97 million, respectively, in 2013. Results increased compared to the prior year primarily due to the increase in ownership of our Brazilian toll roads completed in September 2013. On a same store basis, toll revenues increased 8% from 2013 to 2014, driven by tariff increases and higher volumes.

        For the year ended December 31, 2014, our port operations reported adjusted EBITDA of $81 million and FFO of $51 million compared to $74 million and $42 million, respectively, in 2013. Adjusted EBITDA and FFO increased compared to the prior period primarily due to increased volumes at our UK port, as economic conditions in the region continued to improve, and the contribution from our North American container port acquisition in 2014.

        Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization increased to $250 million for the year ended December 31, 2014, up from $183 million in 2013. The $67 million increase compared to 2013 is primarily driven by a full year contribution from the additional investment in our Brazilian toll road operation made in the third quarter of 2013 and contribution from the close of our South American rail acquisition in the third quarter of 2014. Deferred taxes and other expenses for the year ended December 31, 2014 were $39 million compared to $78 million for the same period in 2013. The $39 million reduction is primarily the result of breakage fees associated with the refinancing of our Australian rail operation and European port operations.

Brookfield Infrastructure 89

Energy Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our energy segment:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Growth capital expenditures	$27	$37	$15
Adjusted EBITDA margin(1)	48%	45%	42%
Funds from operations (FFO)	90	68	70
Maintenance capital	(45)	(37)	(39)

Adjusted funds from operations (AFFO)	$45	$31	$31

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

        The following table presents our energy segment's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Revenues	$349	$311	$323
Cost attributed to revenues	(183)	(172)	(186)

Adjusted EBITDA	166	139	137
Interest expense	(79)	(71)	(69)
Other income	3	—	2

Funds from operations (FFO)	90	68	70
Depreciation and amortization	(90)	(76)	(70)
Deferred taxes and other items	—	12	(254)

Net income (loss)	$—	$4	$(254)

        The following table presents proportionate adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
(US$ MILLIONS)	2015	2014	2013	2015	2014	2013
Transmission, Distribution & Storage	$118	$111	$117	$49	$45	$54
District Energy	48	28	20	41	23	16

Total	$166	$139	$137	$90	$68	$70

2015 vs. 2014

        For the year ended December 31, 2015, our energy transmission, distribution and storage operations generated adjusted EBITDA of $118 million and FFO of $49 million compared to $111 million and $45 million, respectively, in 2014. Adjusted EBITDA and FFO increased from 2014 to 2015 as the segment benefitted from higher transportation volumes at our North American natural gas transmission operation.

90 Brookfield Infrastructure

        For the year ended December 31, 2015, our district energy business contributed adjusted EBITDA of $48 million and FFO of $41 million compared to $28 million and $23 million, respectively, in 2014. Adjusted EBITDA and FFO increased compared to the year ended December 31, 2014 as a result of contributions from new district energy systems that were acquired in the third quarter of 2014, the completion of organic growth projects, such as the Louisiana State University medical center project, new customer connections and renewal of existing customers at favourable rates.

        Non-cash expenses are primarily comprised of depreciation, amortization, impairment charges, deferred taxes and other items. Depreciation and amortization increased to $90 million for the year ended December 31, 2015, up from $76 million for the same period in 2014, respectively. The increase is primarily due to additional depreciation as a result of our annual revaluation process and acquisitions in our district energy business, partially offset by the impact of foreign exchange. Deferred taxes and other expenses for the year ended December 31, 2015 was $nil compared to $12 million of income for the same period in 2014. The decrease of $12 million compared to the prior year is due to the benefit from a reduction in our gas storage obligation recognized in 2014 with the acquisition of our U.S. gas storage business.

2014 vs. 2013

        For the year ended December 31, 2014, our transmission, distribution and storage operations reported adjusted EBITDA of $111 million and FFO of $45 million compared to $117 million and $54 million, respectively, in 2013. Adjusted EBITDA and FFO decreased compared to the years ended December 31, 2013 due to weak market fundamentals that impacted transportation revenues at our North American natural gas transmission operation.

        For the year ended December 31, 2014, our district energy business contributed adjusted EBITDA of $28 million and FFO of $23 million compared to $20 million and $16 million, respectively, in 2013. Results increased as a result of contributions from new district energy systems that came on-line in the fourth quarter of 2013 and the third quarter of 2014 as well as increased contributions from our Australian distribution operation that benefitted from higher in-place connections. Prior period balances have been reclassified to include our Australian district energy business which was formerly presented as part of our energy distribution segment.

        Non-cash expenses are primarily comprised of depreciation, amortization, impairment charges, deferred taxes and other items. Depreciation and amortization increased to $76 million for the year ended December 31, 2014, up from $70 million in 2013. The increase is primarily due to additional depreciation as a result of acquisitions in our district energy business. Deferred taxes and other expenses for the year ended December 31, 2014 was $12 million of income compared to a $254 million loss in 2013. The increase of $266 million versus the comparative period is due primarily to a $275 million impairment charge taken on our North American natural gas transmission operation in 2013.

Brookfield Infrastructure 91

Communications Infrastructure Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Growth capital expenditures	$15	$—	$—
Adjusted EBITDA margin(1)	54%	—	—
Funds from operations (FFO)	60	—	—
Maintenance capital	(6)	—	—

Adjusted funds from operations (AFFO)	$54	$—	$—

(1)
Adjusted EBITDA margin is adjusted EBITDA divided by revenues.

        The following table presents our communications infrastructure platform's proportionate share of financial results:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Revenues	$123	$—	$—
Cost attributed to revenues	(57)	—	—
Adjusted EBITDA	66	—	—

Interest expense	(6)	—	—

Funds from operations (FFO)	60	—	—
Depreciation and amortization	(46)	—	—
Deferred taxes and other items	1	—	—

Net income	$15	$—	$—

        For the year ended December 31, 2015, our communications infrastructure segment generated adjusted EBITDA and FFO of $66 million and $60 million, respectively, versus $nil and $nil, respectively, in the prior year, as this business was acquired on March 31, 2015. Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items.

92 Brookfield Infrastructure

Corporate and other

        The following table presents the components of Corporate and Other, on a proportionate basis for the twelve months ended:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Timber adjusted EBITDA	$—	$—	$39
General and administrative costs	(8)	(8)	(8)
Base management fee	(126)	(107)	(102)

Adjusted EBITDA	(134)	(115)	(71)
Other income	34	26	6
Financing costs
Timber	—	—	(13)
Corporate	(27)	(14)	(13)

Funds from operations (FFO)	(127)	(103)	(91)
Deferred taxes and other items	65	26	(14)

Net loss	$(62)	$(77)	$(105)

2015 vs. 2014

        General and administrative costs for the year ended December 31, 2015 were consistent with the comparative periods. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $8 million to $10 million per year. The base management fee increased by $19 million versus the same period in 2014 as a result of an increase in the partnership's market value plus recourse net debt due primarily to capital raised throughout 2015.

        Financing costs include interest expense and standby fees on our committed credit facility and corporate medium term notes, less interest earned on cash balances. Corporate financing costs for the year ended December 31, 2015 increased versus 2014 due to higher draws on our credit facility used to bridge finance new investments during 2015 and interest on corporate medium term notes issued in March and October 2015.

        Other income includes interest and distribution income as well as realized gains earned on corporate financial assets. The increase during the year ended December 31, 2015 versus the comparative period is primarily due to incremental interest income generated on corporate financial assets acquired over the past 12 months.

        Deferred taxes and other expenses for the year ended December 31, 2015 were $65 million of income compared to $26 million of income in 2014. The $39 million variance is due to incremental mark-to-market gains related to our foreign currency hedging program in 2015.

2014 vs. 2013

        In 2013, we completed the sale of our timberland operations for proceeds of $640 million, and as a result eliminated reporting on the timber segment and included results from this business in our Corporate and other segment. The timber business generated FFO for the year ended December 31, 2013 of $25 million.

Brookfield Infrastructure 93

        General and administrative costs for the year ended December 31, 2015 were consistent with the comparative periods. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $8 million to $10 million per year. The $5 million increase in base management fee from 2013 to 2014 was caused by the increase in market capitalization attributable to the higher trading price of our partnership units.

        Other income includes interest and distribution income as well as realized gains earned on corporate financial assets. The increase during the year ended December 31, 2014 versus the comparative period is primarily due to incremental interest income generated on corporate financial assets acquired in 2014.

        Deferred taxes and other expenses for the year ended December 31, 2014 were $26 million of income compared to an expense of $14 million in 2013. The $40 million variance is due to the benefit of mark-to-market gains related to our foreign currency hedging program in 2014, while 2013 contained mark-to-market losses.

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

	Year ended December 31
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION)	2015	2014	2013
Key Metrics
Funds from operations (FFO)	$808	$724	$682
Per unit FFO(1)	3.59	3.45	3.30
Distributions per unit	2.12	1.92	1.72
Payout ratio(2)	68%	62%	57%
Growth of per unit FFO(1)	4%	5%	37%
Adjusted funds from operations (AFFO)(3)	672	593	553
AFFO Yield	13%	13%	13%

(1)
Average units outstanding during the year of 224.9 million (2014: 210.1 million, 2013: 206.7 million).

(2)
Payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.

(3)
AFFO is defined as FFO less maintenance capital expenditures.

        For the year ended December 31, 2015 we posted strong results with FFO totaling $808 million ($3.59 per unit) compared to FFO of $724 million ($3.45 per unit) in 2014 and FFO of $682 million ($3.30 per unit) in 2013. Results increased by 4% and 9% on a per unit basis compared to 2014 and 2013, respectively, as organic growth across most of our businesses and incremental earnings on capital that we deployed over the past two years more than offset the impact of weakening foreign currencies against the U.S. dollar. Our payout ratio is 68%, which is within our long-term target range of 60-70%.

94 Brookfield Infrastructure

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Statement of Operating Results
Net income (loss) by segment
Utilities	$210	$154	$236
Transport	135	103	65
Energy	—	4	(254)
Communications Infrastructure	15	—	—
Corporate and other	(62)	(77)	(105)

Net income (loss)	$298	$184	$(58)

Adjusted EBITDA by segment
Utilities	$524	$519	$547
Transport	555	599	497
Energy	166	139	137
Communications Infrastructure	66	—	—
Corporate and other	(134)	(115)	(71)

Adjusted EBITDA	$1,177	$1,142	$1,110

FFO by segment
Utilities	$387	$367	$377
Transport	398	392	326
Energy	90	68	70
Communications Infrastructure	60	—	—
Corporate and other	(127)	(103)	(91)

FFO	$808	$724	$682

Brookfield Infrastructure 95

	As of
	December 31, 2015	December 31, 2014
(US$ MILLIONS)
Statement of Financial Position
Total assets by segment
Utilities	$4,723	$4,805
Transport	5,338	4,970
Energy	2,744	1,816
Communications Infrastructure	824	—
Corporate and other	(196)	(56)

Total assets	$13,433	$11,535

Net debt by segment
Utilities	$2,721	$2,843
Transport	2,118	2,513
Energy	1,735	1,030
Communications Infrastructure	386	—
Corporate and other	1,094	271

Net debt	$8,054	$6,657

Partnership capital by segment
Utilities	$2,002	$1,962
Transport	3,220	2,457
Energy	1,009	786
Communications Infrastructure	438	—
Corporate and other	(1,290)	(327)

Partnership capital	$5,379	$4,878

CAPITAL RESOURCES AND LIQUIDITY

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at December 31, 2015 and 2014 were insignificant and would not adversely impact our ability to meet cash obligations.

96 Brookfield Infrastructure

        Our group-wide liquidity at December 31, 2015 was $2,400 million and was comprised of the following:

	As of
(US$ MILLIONS)	December 31, 2015	December 31, 2014
Corporate cash and cash equivalents	$286	$317
Committed corporate credit facility	1,875	1,400
Draws on corporate credit facility	(407)	(246)
Commitments under corporate credit facility	(83)	(110)
Proportionate cash retained in businesses	257	380
Proportionate availability under subsidiary credit facilities	472	384

Group-wide liquidity	$2,400	$2,125

        At December 31, 2015, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure's present requirements. We finished the year with group-wide liquidity of approximately $2,400 million, up from $2,125 million at December 31, 2014 primarily as a result of capital raised during the year being offset by funds deployed for acquisitions and growth capital expenditures. Brookfield Infrastructure increased its corporate revolving credit facility by $475 million to $1.875 billion and subsequent to year end, entered into a $500 million credit facility with Brookfield increasing total liquidity to $2.9 billion.

Brookfield Infrastructure 97

        At the corporate level, we ended the year with $1,671 million of liquidity, an increase of $310 million compared to the prior year. We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavor to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of December 31, 2015, scheduled principal repayments over the next five years are as follows:

(US$ MILLIONS)	Average Term (years)	2016	2017	2018	2019	2020	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$—	$287	$90	$—	$678	$325	$1,380

Total recourse borrowings	4	—	287	90	—	678	325	1,380

Non-recourse borrowings(1)(2)
Utilities	9	254	5	5	60	207	2,227	2,758
Transport	8	193	174	258	94	154	1,402	2,275
Energy	6	34	944	2	277	98	406	1,761
Communications Infrastructure	5	—	63	—	160	63	137	423

Total non-recourse borrowings(1)(2)	8	481	1,186	265	591	522	4,172	7,217

Total borrowings(3)	8	$481	$1,473	$355	$591	$1,200	$4,497	$8,597

Cash retained in businesses
Utilities								$37
Transport								157
Energy								26
Communications Infrastructure								37
Corporate and other								286

Total cash retained								$543

Net debt
Utilities								$2,721
Transport								2,118
Energy								1,735
Communications Infrastructure								386
Corporate								1,094

Total net debt		6%	17%	4%	7%	14%	52%	$8,054

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

(3)
As of December 31, 2015, approximately 25% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 17% of our total borrowings.

        The average cash interest rates for our utilities, transport, energy, communications infrastructure and corporate segments were 5.3%, 6.6%, 6.9%, 2.1% and 3.2%, respectively
(December 31, 2014: 5.5%, 6.4%, 6.9%, N/A and 3.4% respectively).

98 Brookfield Infrastructure

        Our debt has an average term of eight years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2015 was 60%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
(US$ MILLIONS)	2015	2014
Consolidated debt	$7,232	$6,809
Add: proportionate share of debt of investments in associates:
Utilities	643	684
Transport	764	1,140
Energy	1,462	—
Communications Infrastructure	423	—
Add: proportionate share of debt directly associated with assets held for sale	206	809
Less: borrowings attributable to non-controlling interest	(1,662)	(1,834)
Premium on debt and cross currency swaps	(471)	(254)

Proportionate debt	$8,597	$7,354

CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2015:

	Payments due by period
(US$ MILLIONS)	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$497	$345	$30	$11	$111
Interest-bearing liabilities(1)	9,725	563	761	2,769	5,632
Finance lease liabilities	3	1	2	—	—
Other long-term liabilities	163	66	53	222	(178)

	$10,388	$975	$846	$3,002	$5,565

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $257 million, $275 million, $764 million and $1,147 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

        In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus recourse debt of our partnership net of cash. This fee is estimated to be approximately $130 million per year based on our market capitalization and unit price as at December 31, 2015.

        An integral part of the partnership's strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure's profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.

Brookfield Infrastructure 99

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

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

        The following table presents our hedged position in foreign currencies as of December 31, 2015:

	Net Investment Hedges
(US$ MILLIONS)	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP
Equity Investment—US$	$(26)	$2,238	$1,260	$885	$127	$220	$618	$57
FX contracts—US$	3,583	(1,999)	(1,031)	—	—	(111)	(442)	—

Net unhedged—US$	$3,557	$239	$229	$885	$127	$109	$176	$57

        At December 31, 2015, 66% of our net equity investment was denominated in U.S. dollars after the impact of hedges. For the 12 months ended December 31, 2015, we recorded gains in other comprehensive income of $89 million related to these contracts (2014: $141 million).

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

Commodity Risk

        Some of our operations are critically linked to the transport or production of key commodities. For example, in the long-term, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore exports and our North American natural gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavour to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), these contract terms are not always able to be achieved and in any event the contract terms are finite and may include suspension or termination rights in favour of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. See Item 4.B "Business Overview" for more information.

        Revenues from our South American transmission operation are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B "Business Overview". Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals will impact our revenues.

100 Brookfield Infrastructure

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

        The following table highlights the sources and uses of cash for the year:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Funds from operations (FFO)	$808	$724	$682
Less maintenance capital	(136)	(131)	(129)

Funds available for distribution (AFFO)	672	593	553
Distributions paid	(546)	(448)	(388)

Funds available for reinvestment	126	145	165

Growth capital expenditures	(597)	(611)	(504)
Asset level debt funding of growth capital expenditures	364	339	288
New investments, net of disposals	(1,669)	(310)	528
Asset level (repayments) financings	(243)	77	419
Draws (repayments) on corporate credit facility	161	246	(546)
Corporate debt issuance, net	738	—	—
Partnership unit issuances, net of repurchases	889	—	335
Proceeds from preferred unit issuances	189	—	—
Changes in working capital and other	(112)	(42)	(42)

Change in proportionate cash retained in business	(154)	(156)	643
Opening, proportionate cash retained in business	697	853	210

Closing, proportionate cash retained in business	$543	$697	$853

        The following table presents the components of growth and maintenance capital expenditures by operating segment:

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Growth capital expenditures by segment
Utilities	$258	$242	$277
Transport	297	332	212
Energy	27	37	15
Communications Infrastructure	15	—	—

	$597	$611	$504

Brookfield Infrastructure 101

	Annual Estimated Maintenance Capex
			Year ended December 31
			2015	2014	2013
(US$ MILLIONS)	Low	High
Maintenance capital expenditures by segment
Utilities	$10	$15	$13	$14	$27
Transport	90	100	72	80	63
Energy(1)	60	70	45	37	39
Communications Infrastructure	5	10	6	—	—

	$165	$195	$136	$131	$129

(1)
Estimated maintenance capital expenditure includes the impact of the step up of our ownership in our North American natural gas transmission operation in the fourth quarter of 2015.

        For the year ended December 31, 2015, our maintenance capital expenditures were lower than our average annual range required to maintain our infrastructure assets. Maintenance capital expenditures were $13 million for the current period for our Utilities segment, which is within the average annual range of $10 million to $15 million. Maintenance capital expenditures were $72 million for the current period for our Transport segment, which is lower than the average annual range of $90 million to $100 million. The lower than average expenditures are primarily attributable to the weakening of the Brazilian real against the U.S. dollar which has reduced the maintenance expenditures in U.S. dollar terms compared to prior years. Maintenance capital expenditures were $45 million for the current period for our energy segment, which is lower than the average annual sustainable level of $60 million to $70 million. The lower than average expenditures are primarily attributable to timing of the acquisition of an additional 24% interest in our North American natural gas transmission operation thereby increasing our estimated sustaining capex range for future periods. Maintenance capital expenditures were $6 million for the current period for our Communications Infrastructure segment, which is on the lower end of the average annual range of $5 million to $10 million as we had acquired the business on March 31, 2015 and accordingly only recognized 9 months of maintenance capital expenditures.

102 Brookfield Infrastructure

PARTNERSHIP CAPITAL

        As of December 31, 2015, our partnership owned Managing General Partnership Units that represented approximately 70.5% of the Holding LP's total outstanding units and Brookfield owned Redeemable Partnership Units that represented approximately 29% of the Holding LP's total outstanding units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to the Holding LP in exchange for one of the partnership's units (subject to certain customary adjustments). Both the units issued by Brookfield Infrastructure and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of Brookfield Infrastructure. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2015, Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.3%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

        As of December 31, 2015 Brookfield also owned Special Limited Partner Units that represented approximately 0.5% of the Holding LP's total outstanding units. Brookfield is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on our units exceed specified target levels. To the extent distributions on our units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on our units exceed $0.33 per quarter, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year ended December 31, 2015, the partnership paid incentive distributions of $64 million (2014: $44 million, 2013: $31 million).

        The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2015	December 31, 2014
Redeemable Partnership Units	66,841,266	58,739,416
Special Limited Partner Units	1,066,928	1,066,928
Managing General Partner Units	162,163,205	150,318,306

Total	230,071,399	210,124,650

        The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2015	December 31, 2014
Holding LP Series 1 Preferred Units	5,000,000	—
Holding LP Series 3 Preferred Units	5,000,000	—

Total	10,000,000	—

Brookfield Infrastructure 103

        During 2015 and 2014, our outstanding issued Redeemable Partnership Units changed as follows:

	2015		2014
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,178	58,739,416	$1,178	58,739,416
Units issued	350	8,101,850	—	—

Outstanding at end of year	$1,528	66,841,266	$1,178	58,739,416

        During 2014 and 2013, our outstanding issued Special Limited Partner Units changed as follows:

	2015		2014
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,066,928	$19	1,066,928

Outstanding at end of year	$19	1,066,928	$19	1,066,928

        During 2015 and 2014, our outstanding issued Managing General Partner Units changed as follows:

	2015		2014
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$3,201	150,318,306	$3,199	150,252,174
Units issued	582	13,512,416	2	66,132
Units purchased and cancelled	(67)	(1,667,517)	—	—

Outstanding at end of year	$3,716	162,163,205	$3,201	150,318,306

        During 2015 and 2014, our outstanding issued Preferred Units changed as follows:

	2015		2014
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$—	—	$—	—
Units issued	189	10,000,000	—	—

Outstanding at end of year	$189	10,000,000	$—	—

        In March 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. The limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP preferred units, authorize and create the Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units with terms substantially mirroring Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively. Our Partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per Series 1 Preferred Unit under its shelf registration in Canada and acquired 5 million Holding LP Series 1 Preferred Units at the offering price.

104 Brookfield Infrastructure

        In April 2015, Brookfield Infrastructure issued approximately 13.4 million limited partnership units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 72% to 71% in the partnership's ownership interest in the Holding LP without resulting in a loss of control.

        In August 2015, we announced that the TSX accepted a notice filed by our partnership of its intention to commence a normal course issuer bid to allow us to repurchase up to 500,000 Series 1 Preferred Units. Repurchases were authorized to commence on August 7, 2015 and ending on August 6, 2016 or earlier if repurchases were completed prior to such date. During the year ended December 31, 2015, Brookfield Infrastructure repurchased and cancelled nil million Series 1 Preferred Units and incurred no commission costs. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

        In October 2015, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to allow us to repurchase up to 8,108,091 limited partnership units. Repurchases were authorized to commence on October 6, 2015 and ending on October 5, 2016 or earlier if repurchases were completed prior to such date. During the third quarter 2015, Brookfield Infrastructure repurchased and cancelled approximately 2 million limited partnership units for $67 million and incurred less than $1 million in commission costs. As Brookfield's Redeemable Partnership Units were not repurchased concurrently, this resulted in a decrease of 71% to 70% in the partnership's ownership interest in the Holding LP without resulting in a loss of control. See Item 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchaser" for more information.

        In December 2015, our Limited Partnership Agreement was amended to authorize and create two additional series of Class A Preferred Units, being the Series 3 Preferred Units and Series 4 Preferred Units and to make certain consequential changes resulting from such authorization and creation. Further, in December 2015, the limited partnership agreement of the Holding LP was amended to authorize and create the Holding LP Series 3 Preferred Units and Holding LP Series 4 Preferred Units with terms substantially mirroring the Series 3 Preferred Units and Series 4 Preferred Units, respectively. Our partnership issued 5 million Series 3 Preferred Units at an offering price of C$25.00 per Series 3 Preferred Unit under its shelf registration in Canada.

        The partnership has established a distribution reinvestment plan ("Plan"), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 177,416 units (2014: 66,132 units).

RELATED PARTY TRANSACTIONS

        We have entered into a number of related party transactions with Brookfield. See Item 7.B—"Related Party Transactions."

OFF-BALANCE SHEET ARRANGEMENTS

        Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure 105

        Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2015, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $83 million.

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

106 Brookfield Infrastructure

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

	Year ended December 31
(US$ MILLIONS)	2015	2014	2013
Net income (loss) attributable to partnership(1)	$298	$184	$(58)
Add back or deduct the following:
Depreciation and amortization	506	481	400
Impairment charge	—	—	275
Deferred income taxes	(53)	(2)	65
Gain on sale of associate	—	—	(53)
Mark-to-market on hedging items	(63)	(39)	(7)
Valuation losses and other	120	100	60

FFO	808	724	682
Maintenance capital	(136)	(131)	(129)

AFFO	$672	$593	$553

(1)
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        The difference between net income and FFO is primarily attributable to depreciation and amortization expenses of $506 million and valuations losses and other of $120 million mostly associated with foreign exchange losses on translation of U.S. denominated debt at our South American transmission operation and valuation losses and other items at our Brazilian toll road and rail businesses.

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

Brookfield Infrastructure 107

        The following tables present each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership's investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See "Discussion of Segment Reconciling Items" on page 110 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6
FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$698	$1,143	$349	123	$—	$2,313	$(1,044)	$586	$1,855
Costs attributed to revenues	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)

Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244	—
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)

FFO	387	398	90	60	(127)	808	(341)	125	—
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred income taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items	(1)	(3)	(3)	—	70	63	(12)	32	83
Valuation (losses) gains and other	(15)	(64)	(11)	(13)	(17)	(120)	79	34	(7)
Share of earnings from associates	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(90)	(90)

Net income (loss) attributable to partnership(1)	$210	$135	$—	$15	$(62)	$298	$—	$—	$298

(1)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(958)	$597	$1,924
Costs attributed to revenues	(217)	(639)	(172)	—	(1,028)	486	(304)	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(472)	293	—
Other income (expense)	6	(34)	—	26	(2)	23	(10)	11
Interest expense	(158)	(173)	(71)	(14)	(416)	160	(106)	(362)

FFO	367	392	68	(103)	724	(289)	177	—
Depreciation and amortization	(155)	(250)	(76)	—	(481)	212	(111)	(380)
Deferred income taxes	(27)	8	5	16	2	(37)	(14)	(49)
Mark-to-market on hedging items	7	4	(4)	32	39	(3)	2	38
Valuation (losses) gains and other	(38)	(51)	11	(22)	(100)	67	(9)	(42)
Share of earnings from associates	—	—	—	—	—	50	—	58
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(8)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(45)	(45)

Net income (loss) attributable to partnership(1)	$154	$103	$4	$(77)	$184	$—	$—	$184

(1)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

108 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest		As per IFRS financials on F-6
FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(933)	$551	$(83)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	391	(287)	44	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(442)	264	(39)	—
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	156	(108)	13	(362)

FFO	377	326	70	(91)	682	(269)	143	(8)	—
Depreciation and amortization	(147)	(183)	(70)	—	(400)	163	(92)	—	(329)
Impairment charge	—	—	(275)	—	(275)	275	—	—	—
Deferred taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	56	(2)	(49)	(55)
Share of earnings from associates	—	—	—	—	—	(217)	—	—	56
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	45	(228)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(1)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

(1)
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

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,805	$4,970	$1,816	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

Brookfield Infrastructure 109

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

FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(115)	$(224)	$(93)	$(66)	$—	$(498)
Attribution to non-controlling interest	162	63	51	—	(32)	244

Adjusted EBITDA	47	(161)	(42)	(66)	(32)	(254)
Adjustments to items comprising FFO(2)
Contributions from investment in associates	25	62	63	7	—	157
Attribution to non-controlling interest	(56)	(32)	(22)	—	(9)	(119)

FFO	16	(131)	(1)	(59)	(41)	(216)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	162	30	59	—	341
Attribution to non-controlling interest	(106)	(31)	(29)	—	41	(125)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(116)	$(268)	$(88)	$—	$(472)
Attribution to non-controlling interest	198	62	33	—	293

Adjusted EBITDA	82	(206)	(55)	—	(179)
Adjustments to items comprising FFO(2)
Contributions from investment in associates	23	106	58	(4)	183
Attribution to non-controlling interest	(66)	(32)	(16)	(2)	(116)

FFO	39	(132)	(13)	(6)	(112)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	93	162	30	4	289
Attribution to non-controlling interest	(132)	(30)	(17)	2	(177)

Net income attributable to partnership	$—	$—	$—	$—	$—

110 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising adjusted EBITDA(1)
Contributions from investment in associates	$(176)	$(170)	$(96)	$—	$(442)
Attribution to non-controlling interest	172	59	33	—	264
Discontinued operations	—	—	—	(39)	(39)

Adjusted EBITDA	(4)	(111)	(63)	(39)	(217)
Adjustments to items comprising FFO(2)
Contributions from investment in associates	40	74	59	—	173
Attribution to non-controlling interest	(86)	(25)	(10)	—	(121)
Discontinued operations	—	—	—	31	31

FFO	(50)	(62)	(14)	(8)	(134)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	136	97	36	—	269
Attribution to non-controlling interest	(86)	(35)	(22)	—	(143)
Discontinued operations	—	—	—	8	8

Net income attributable to partnership	$—	$—	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense and cash taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

2015 vs. 2014

        Contributions from investments in associates increased compared to 2014 as additions to rate base and inflation indexation at our South American transmission operation along with contributions from the acquisition of our Brazilian rail operation midway through the third quarter of 2014 and European telecommunications business in March 2015 were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

        Attribution to non-controlling interest decreased compared to 2014 as contributions from acquisitions completed over the past 12 months in our district energy and gas storage businesses were more than offset by the impact of foreign exchange and the sale of our New England electricity transmission system.

2014 vs. 2013

        Contributions from investments in associates increased compared to 2013 due to the additional investment in our Brazilian toll roads in September 2013, the acquisition of our Brazilian rail business completed in the third quarter of 2014 and investments in our rate base and inflation indexation at our electricity transmission operations. These contributions were slightly offset by the sale of our Asia Pacific regulated distribution operation and lower transportation volumes at our North American gas transmission business.

        Attribution to non-controlling interest increased over the prior year primarily due to improved performance at our UK regulated distribution business that benefited from a higher rate base and inflation indexation. In addition to contributions from U.S. district energy acquisitions completed in the latter half of 2014 and the fourth quarter of 2013.

Brookfield Infrastructure 111

        For the year ended December 31, 2013 income from discontinued operations includes the results of our Canadian and U.S. freehold timberland operations which were sold in the second and third quarter of 2013, respectively.

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

Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 12. The fair value of the partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2015 and 2014. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

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

112 Brookfield Infrastructure

Future Changes in Accounting Policies

Standards issued, but not yet adopted

IAS 16 Property, Plant, and Equipment—("IAS 16") and IAS 38 Intangible Assets—("IAS 38")

        IAS 16, Property, Plant, and Equipment ("IAS 16") and IAS 38, Intangible Assets ("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs"). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments—("IFRS 9")

        In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases—("IFRS 16")

        The IASB has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 'Revenue from Contracts with Customers' has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Brookfield Infrastructure 113

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

        The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell(2) Saint John, Canada	69	Chair	Director
Jeffrey Blidner Toronto, Canada	67	Director	Senior Managing Partner of Brookfield Asset Management
John Fees Lynchburg, Virginia	58	Director	Executive Chairman of BWXT
David Hamill(2,3) Ipswich, Qld, Australia	58	Director	Director
Arthur Jacobson, Jr.(2) Malibu, California	53	Director	Director
Don Mackenzie Pembroke, Bermuda	55	Director	Chairman and Owner of New Venture Holdings
Rafael Miranda Robredo(2) Madrid, Spain	66	Director	Director
Anne Schaumburg(3) Short Hills, New Jersey	66	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	66	Director	Chief Financial Officer, Anglesey Mining PLC, a mining company

(1)
The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)
Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)
Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is an audit committee financial expert.

114 Brookfield Infrastructure

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

        Jeffrey Blidner.    Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Jeffrey is also a director of a number of Brookfield companies in Europe and Canada, including Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P. and Rouse Properties Inc. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        John Fees.    John joined as a director of our General Partner on April 22, 2013. He is the Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Company to its shareholders, and renaming the remaining company BWXT. John is a 36 year industry veteran, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh

        David Hamill.    David has served as a director of our General Partner since December 31, 2010. He is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. David retired from the Queensland Parliament in February 2001. David holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

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

Brookfield Infrastructure 115

        Don Mackenzie.    Don joined as a director of our General Partner on April 22, 2013. He is the Chairman and Owner of New Venture Holdings, a well-established privately owned holding company with operating company and real estate investments in Bermuda and Canada. In addition to this, Don is the Chairman of Management Solutions Ltd, Trunomi Inc., Pembroke Marketing Ltd, Suite Solutions Ltd and Island Self Storage Ltd and a director of Cuckoo Foods. Prior to moving to Bermuda in 1990, Don worked in the software and sales sector. He acquired his first business in 1995, and New Venture Holdings was formed in 2000 to consolidate a number of operating investments under a holding company umbrella. Don has a Bachelor of Commerce from Queens University and an MBA from Schulich School of Business of York University.

        Rafael Miranda Robredo.    Rafael joined as a director of our General Partner on April 22, 2013. He is the Chairman of Acerinox S.A., Hispania Activos lnmobiliarios S.A., Honorary Chairman of Eurelectric (the European Electricity Association), Chairman of APD (Business Organization for Top Management Education), Chairman of the Social Council of Burgos University, from July 2009 until April 2015 Chairman of the Endesa Foundation and, until April 2013, a board member of Enersis, the company which manages all of Endesa's investments in Latin America. He joined Endesa, Spain's largest electric company in 1987 as managing director, and served as the company's CEO from 1997 to 2009, leading the business through a period of government deregulation of the electricity sector. Rafael has a Bachelor of Industrial Engineering from Comillas University, and a Master's degree in Management Science from the Industrial Organization E.O.I.

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

        Danesh Varma.    Danesh has served as a director of our General Partner since June 15, 2007. He is the Chief Financial Officer and a director of Anglesey Mining PLC, Minco plc., and Conquest Resources Limited. He joined Minco plc and Conquest Resources Limited in 2006, and Anglesey Mining PLC in 2014. In addition to the above, Danesh joined Xterra Inc as their Chief Financial Officer in 2008. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Professional Accountant.

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

116 Brookfield Infrastructure

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

Our Management

        Our General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield's global affiliates are drawn upon to fulfill the Service Provider's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 30,000 operating employees and over 700 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Jeffrey Blidner	67	39	14	Chair
Sam Pollock	49	26	21	Chief Executive Officer
Bahir Manios	37	14	11	Chief Financial Officer

        Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield's utilities, transport, energy and communications infrastructure operations. Set forth below is biographical information for Messrs. Pollock and Manios, however, for biographical information regarding Mr. Blidner see Item 6.A "Directors and Senior Management—Board of Directors of our General Partner":

        Sam Pollock.    Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Provider. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield's expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield's infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield's investment initiatives acting as Brookfield Asset Management's Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen's University.

        Bahir Manios.    Bahir is a Managing Partner of Brookfield Asset Management and Chief Financial Officer of the Service Provider. In his capacity as Chief Financial Officer of the Service Provider, Bahir is responsible for the Infrastructure Group's financial reporting, risk management, investor relations, taxation, corporate finance and overall funding activities of the organization. Bahir began his career at one of the big four accounting firms where he worked in the assurance and business advisory practice, and joined Brookfield in 2004. A graduate of the school of business and economics at Wilfrid Laurier University, Bahir is a member of the Chartered Professional Accountants of Canada.

        See also information contained in this annual report on Form 20-F under Item 6.C "Board Practices," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

Brookfield Infrastructure 117

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

118 Brookfield Infrastructure

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

        The table below sets forth the management fees for the years ended December 31, 2015, 2014 and 2013, respectively.

	Year ended December 31
MILLIONS	2015	2014	2013
Base management fee	$126	$107	$102

Brookfield Infrastructure 119

        To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For example, in conjunction with the consortium arrangements in respect of our South American electricity transmission operations, we pay to Brookfield our pro rata share of base management fees paid by the consortium. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP's limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B "Related Party Transactions—Other Services" and Item 7.B "Related Party Transactions—Incentive Distributions."

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

120 Brookfield Infrastructure

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

Brookfield Infrastructure 121

Indemnification and Limitations on Liability

        Under the Master Services Agreement, the Service Provider has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Provider. The maximum amount of the aggregate liability of the Service Provider or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Provider or any of its affiliates, will be equal to the base management fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Provider, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

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

6.B    COMPENSATION

Compensation

        During the year ended December 31, 2015, our General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2015 paid the chairperson of the board of directors $150,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2015 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson's total remuneration for the 2015 fiscal year $120,000.

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

122 Brookfield Infrastructure

Director Unit Ownership Requirements

        We believe that directors of the General Partner can better represent our unitholders if they have economic exposure to our partnership themselves. We expect that directors of the General Partner hold sufficient units such that the acquisition costs of units held by such directors is equal to at least two times their annual retainer, as determined by the board of directors of the General Partner from time to time. Directors of the General Partner are required to meet this requirement within five years of August 8, 2011, or if they are appointed to the board after this date, within five years of their date of appointment.

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

Size, Independence and Composition of the Board of Directors

        Our General Partner's board of directors is currently set at nine directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our General Partner's shareholders and subject to its By-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

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

Brookfield Infrastructure 123

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

124 Brookfield Infrastructure

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

Transactions Requiring Unitholder Approval

        Unitholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchanges rules. See Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement".

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

        The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at
http://www.brookfieldinfrastructure.com/content/about_us/governance-2615.html and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

Brookfield Infrastructure 125

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

        The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner's shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at http://www.brookfieldinfrastructure.com/content/about_us/governance-2615.html and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

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

126 Brookfield Infrastructure

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

Brookfield Infrastructure 127

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2015.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	67.0 million	(3)	29.3%	(3)
Partners Limited	69.3 million	(4)	30.2%	(4)
ClearBridge Investments, LLC	8.5 million	(5)	5.22%	(5)

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

(2)
Except as set forth in footnotes (3) and (4) below, the percentages shown are based on 162,163,205 units outstanding as of December 31, 2015.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 67,007,696 of our units that it holds through wholly-owned subsidiaries, constituting approximately 29.3% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 166,430 of our units beneficially held by Brookfield Asset Management.

(4)
Partners Limited owns all of Brookfield Asset Management's Class B Limited Voting Shares and approximately 50% of Partners Value Investments Inc.'s (formerly Partners Value Fund Inc.) common shares. Partners Limited may be deemed to be the beneficial owner of 69,251,746 of our units, constituting approximately 30.2% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 2,218,649 of our units beneficially held by Partners Value Investments Inc. and 166,430 of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Investments Inc.) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 25,401 of our units with respect to which it has sole voting and investment power.

(5)
Based on a Schedule 13G filed by ClearBridge Investments, LLC with the SEC showing that it held 8,457,840 units on December 31, 2015.

        Our major unitholders have the same voting rights as all other holders of our units.

        As of December 31, 2015, 130,618 of our outstanding units were held by 935 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of December 31, 2015, DTC was the holder of record of 72,096,290 units.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.C "Board Practices," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

128 Brookfield Infrastructure

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

Brookfield Infrastructure 129

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

130 Brookfield Infrastructure

  •
  Brookfield Global Funds GP Limited, which controls our Australian regulated terminal operation;

  •
  Empresa de Energia de Boyacá SA and BCIF Holdings Colombia I S.A.S., which together control our Colombian distribution business;

  •
  1870448 Ontario Inc., which controls our Canadian gas storage operation;

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

  •
  Enwave Energy Corporation, which owns and operates our Canadian district energy operation; and

  •
  BIF III Water Carry (Delaware) LLC, which controls our North American water operation.

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

Brookfield Infrastructure 131

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

Preferred Shares

        Brookfield has provided an aggregate of $20 million of working capital to certain of our Holding Entities through a subscription for preferred shares of such Holding Entities. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of the applicable Holding Entity and are redeemable at the option of the Holding Entity, subject to certain limitations, at any time after the tenth anniversary of their issuance. Except for the preferred share of our primary U.S. Holding Entity, which is entitled to one vote, the preferred shares are not entitled to vote, except as required by law.

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

132 Brookfield Infrastructure

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

Brookfield Infrastructure 133

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

        Distributions due to plan participants are paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases are made from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by our partnership ("Market Price").

        As soon as reasonably practicable after each distribution payment date, a statement of account is mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of DTC participants, DTC receives such statement on behalf of beneficial owners participating in the distribution reinvestment plan). While our partnership does not issue fractional units, a plan participant's entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units is paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant's account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan are not issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant's account (except for sales of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan does not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our partnership.

        Unitholders are able to terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our partnership is able to amend, modify, suspend or terminate our distribution reinvestment plan, at any time, but such actions will have no retroactive effect that would prejudice a participant's interest. The plan agent will notify participants in writing of any amendments or modifications to our distribution reinvestment plan that in our partnership's opinion may materially prejudice participants.

134 Brookfield Infrastructure

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

Brookfield Infrastructure 135

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

136 Brookfield Infrastructure

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts protocol, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.3% indirect interest in our partnership held by Brookfield.

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

Brookfield Infrastructure 137

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

138 Brookfield Infrastructure

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

Other Related Party Transactions

        During February, 2016, we entered into a $500 million credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance.

        An integral part of the partnership's strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Infrastructure's profile. In the normal course of business, the partnership has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

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

ITEM 9.    THE OFFER AND LISTING

9.A    PRICING HISTORY

        The following table sets forth the annual high and low prices for our units on the NYSE for the past five years:

	High	Low
Year ended December 31, 2011	$27.86	$21.08
Year ended December 31, 2012	$36.70	$27.98
Year ended December 31, 2013	$41.27	$34.19
Year ended December 31, 2014	$42.99	$35.72
Year ended December 31, 2015	$46.54	$36.75

Brookfield Infrastructure 139

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years:

	High	Low
January 1, 2014 to March 31, 2014	$39.45	$35.72
April 1, 2014 to June 30, 2014	$41.95	$38.28
July 1, 2014 to September 30, 2014	$42.65	$38.00
October 1, 2014 to December 31, 2014	$42.99	$37.10
January 1, 2015 to March 31, 2015	$46.41	$41.90
April 1, 2015 to June 30, 2015	$46.54	$42.73
July 1, 2015 to September 30, 2015	$44.87	$36.75
October 1, 2015 to December 31, 2015	$42.42	$37.02

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
September 1, 2015 to September 30, 2015	$38.54	$36.75
October 1, 2015 to October 31, 2015	$42.12	$37.18
November 1, 2015 to November 30, 2015	$42.42	$40.68
December 1, 2015 to December 31, 2015	$41.44	$37.02
January 1, 2016 to January 31, 2016	$37.23	$32.08
February 1, 2016 to February 26, 2016	$37.23	$33.91

        The following table sets forth the annual high and low prices for our units on the TSX for the past five years, in Canadian dollars:

	High	Low
January 1, 2011 to December 31, 2011	$28.35	$19.68
January 1, 2012 to December 31, 2012	$36.27	$28.13
January 1, 2013 to December 31, 2013	$43.08	$35.33
January 1, 2014 to December 31, 2014	$48.91	$39.50
January 1, 2014 to December 31, 2015	$58.10	$49.17

        The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars:

	High	Low
January 1, 2014 to March 31, 2014	$43.78	$39.50
April 1, 2014 to June 30, 2014	$48.57	$41.78
July 1, 2014 to September 30, 2014	$46.76	$42.57
October 1, 2014 to December 31, 2014	$48.91	$41.50
January 1, 2015 to March 31, 2015	$57.97	$49.33
April 1, 2015 to June 30, 2015	$58.10	$52.89
July 1, 2015 to September 30, 2015	$57.50	$49.17
October 1, 2015 to December 31, 2015	$56.46	$49.32

140 Brookfield Infrastructure

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:

	High	Low
September 1, 2015 to September 30, 2015	$51.34	$49.17
October 1, 2015 to October 31, 2015	$55.24	$49.32
November 1, 2015 to November 30, 2015	$56.46	$54.23
December 1, 2015 to December 31, 2015	$55.42	$50.85
January 1, 2016 to January 31, 2016	$51.86	$46.22
February 1, 2016 to February 26, 2016	$50.40	$47.30

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

Brookfield Infrastructure 141

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

Holders of Units or Preferred Units

        Our units and preferred units are limited partnership interests in our partnership. Holders of our units or preferred units are not entitled to the withdrawal or return of capital contributions in respect of our units or preferred units, except to the extent, if any, that distributions are made to such holders pursuant to our Limited Partnership Agreement or upon the liquidation of our partnership as described below under "—Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Except to the extent expressly provided in our Limited Partnership Agreement, a holder of our units or preferred units does not have priority over any other unitholder or preferred unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unitholders and preferred unitholders will not be granted any preemptive or other similar right to acquire additional interests in our partnership. In addition, unitholders and preferred unitholders do not have any right to have their units or preferred units redeemed by our partnership.

Our Preferred Units

        The Class A Preferred Units rank senior to the units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary.

142 Brookfield Infrastructure

        The Series 1 Preferred Units are redeemable by our partnership on June 30, 2020 and on June 30 every five years thereafter for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31, 2020 and on December 31 every five years thereafter for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2020 and on December 31 every five years thereafter. Our preferred units do not have a fixed maturity date and are not redeemable at the option of preferred unitholders.

Issuance of Additional Partnership Interests

        Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our partnership, whether voluntary or involuntary, our General Partner has broad rights to cause our partnership to issue additional partnership interests and may cause our partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our General Partner in its sole discretion, all without approval of our limited partners.

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

Distributions

        Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with their terms, distributions to partners of our partnership will be made only as determined by our General Partner in its sole discretion. However, our General Partner will not be permitted to cause our partnership to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of our General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations. In addition, our partnership will not be permitted to make a distribution on our units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of our partnership ranking prior to or on a parity with the Class A Preferred Units with respect to the payment of distributions.

Brookfield Infrastructure 143

        Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Subject to the terms of any preferred units outstanding at the time, any distributions from our partnership will be made to the limited partners holding units as to 99.99% and to our General Partner as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our units. Each holder of units or preferred units will receive a pro rata share of distributions made to all holders of units or preferred units, as applicable, in accordance with the proportion of all units or preferred units held by that holder. See Item 8.A "Consolidated Statements and Other Financial Information."

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

144 Brookfield Infrastructure

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

Brookfield Infrastructure 145

No Management or Control

        Our partnership's limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under "—Amendment of Our Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of Our General Partner" which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. In addition, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until our partnership shall have failed to pay eight quarterly distributions in respect of such series of Class A Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of our partnership properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each such Class A Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Class A Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).

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

146 Brookfield Infrastructure

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

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of Class A Preferred Units owning not less than the percentage of such series of Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Class A Preferred Units at which all holders of the applicable series of Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of the applicable Class A Preferred Unit held.

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

Brookfield Infrastructure 147

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

148 Brookfield Infrastructure

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

Opinion of Counsel and Limited Partner Approval

        Our General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our General Partner has not made the election described below under "—Election to be Treated as a Corporation") or affect the limited liability of any of our partnership's limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.

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

Brookfield Infrastructure 149

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

Termination and Dissolution

        Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership's assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our General Partner, if our partnership, as determined by our General Partner, is required to register as an "investment company" under the Investment Company Act or similar legislation in other jurisdictions.

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

150 Brookfield Infrastructure

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

Brookfield Infrastructure 151

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

152 Brookfield Infrastructure

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

Brookfield Infrastructure 153

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

154 Brookfield Infrastructure

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

  •
  made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and

  •
  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of the partnership in accordance with our Limited Partnership Agreement.

        The transfer of any unit or preferred unit and the admission of any new partner to our partnership will not constitute any amendment to our Limited Partnership Agreement.

Transfer Agent and Registrar

        Computershare Inc. in New York, New York, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering our units and Class A Preferred Units, respectively, and transfers of our units and Class A Preferred Units, respectively, as provided in our Limited Partnership Agreement.

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

Brookfield Infrastructure 155

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

        On March 12, 2015, the Holding LP's limited partnership agreement was amended to permit the authorization and issuance of Holding LP preferred units, authorize and create the Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units. On the same date, our partnership issued five million Series 1 Preferred Units and acquired 5 million Holding LP Series 1 Preferred Units.

        On December 8, 2015, the Holding LP's limited partnership agreement was amended to authorize and create the Holding LP Series 3 Preferred Units and Holding LP Series 4 Preferred Units. On the same date, our partnership issued five million Series 3 Preferred Units and acquired five million Holding LP Series 3 Preferred Units.

        As of the date of this annual report on Form 20-F, the Holding LP has four classes of units: Special Limited Partner Units, Redeemable Partnership Units, Managing General Partner Units and Holding LP Class A Preferred Units. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP's limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP's limited partnership agreement, as amended from time to time, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The Holding LP Class A Preferred Units rank senior to the other Holding LP units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Holding LP, whether voluntary or involuntary. Each series of Holding LP Class A Preferred Units ranks on a parity with every other series of the Holding LP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Holding LP, whether voluntary or involuntary.

156 Brookfield Infrastructure

Issuance of Additional Partnership Interests

        Subject to the rights of the holders of Holding LP Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Holding LP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Holding LP, whether voluntary or involuntary, the Holding LP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as its managing general partner may determine. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as our partnership in its capacity as managing general partner of the Holding LP may determine in its sole discretion.

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

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.3% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP's units redeemed (including the approximately 166,430 issued and outstanding units that Brookfield currently also owns). Brookfield's total percentage interest in our partnership would be increased if it participates in the Holding LP's distribution reinvestment plan.

Distributions

        Subject to the rights of holders of Holding LP Class A Preferred Units to receive cumulative preferential cash distributions in accordance with their terms, distributions by the Holding LP will be made in the sole discretion of our partnership in its capacity as managing general partner of the Holding LP. The holders of a series of Holding LP Class A Preferred Units will be entitled to receive the same distribution as the holders of the corresponding series of Class A Preferred Units. However, our partnership will not be permitted to cause the Holding LP to make a distribution if the Holding LP does not have sufficient cash on hand to make the distribution, the distribution would render the Holding LP insolvent or if, in the opinion of its managing general partner, the distribution would leave the Holding LP with insufficient funds to meet any future or contingent obligations.

Brookfield Infrastructure 157

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

158 Brookfield Infrastructure

        Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure's expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.570		$2.280
First distribution threshold		$0.305		$1.220
Total units of Holding LP	230
Total first distribution			$70		$280
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Holding LP	230
Second distribution to partners			$6		$24
15% incentive distribution to the holder of Special Limited Partner Units			1		4

Total second distribution			$7		$28
Distribution in excess of second distribution threshold		$0.240		$0.960
Total units Holding LP	230
Third distribution to partners			$55		$220
25% incentive distribution to the holder of Special Limited Partner Units			18		72

Total third distribution			$73		$292

Total distributions to partners (including incentive distributions)			$150		$600

Total incentive distributions to the holder of Special Limited Partner Units			$19		$76

        The table below sets forth the incentive distributions for the years ended December 31, 2015, 2014 and 2013 paid to Infrastructure Special LP.

	Year ended December 31
MILLIONS	2015	2014	2013
Incentive Distributions	$64	$44	$31

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

Brookfield Infrastructure 159

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

160 Brookfield Infrastructure

  •
  thereafter, 75% to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special Limited Partner Units.

        Each partner's percentage interest is determined by the relative portion of all outstanding partnership interests, other than any Holding LP preferred units, held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently issued partnership interests of the Holding LP.

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

        Limited partners are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under "—Amendment of the Holding LP's Limited Partnership Agreement," "—Opinion of Counsel and Limited Partner Approval," "—Merger, Sale or Other Disposition of Assets," and "—Withdrawal of the General Partner" which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP's units, if holders of Redeemable Partnership Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Holding LP Class A Preferred Units and except for meetings of the holders of Holding LP Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of Holding LP Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units.

Brookfield Infrastructure 161

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

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Holding LP Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Holding LP Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of Holding LP Class A Preferred Units owning not less than the percentage of such series of Holding LP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Holding LP Class A Preferred Units at which all holders of the applicable series of Holding LP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Holding LP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Holding LP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Holding LP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Holding LP Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of the applicable Holding LP Class A Preferred Unit held.

162 Brookfield Infrastructure

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

Brookfield Infrastructure 163

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

Opinion of Counsel and Limited Partner Approval

        The managing general partner of the Holding LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under "—No Limited Partner Approval" should occur. No other amendments to the Holding LP's limited partnership agreement will become effective without the approval of holders of at least 90% of the Holding LP's units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its managing general partner has not made the election described below under "—Election to be Treated as a Corporation"), or affect the limited liability under the Bermuda Limited Partnership Act of any of the Holding LP's limited partners.

164 Brookfield Infrastructure

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

Brookfield Infrastructure 165

        Our partnership may not be removed as managing general partner by the partners of Holding LP.

        In the event of withdrawal of our partnership as the managing general partner where that withdrawal violates the Holding LP's limited partnership agreement, a successor managing general partner will have the option to purchase the managing general partnership interest of the our partnership for a cash payment equal to its fair market value. Under all other circumstances where our partnership withdraws, our partnership will have the option to require the successor managing general partner to purchase the managing general partnership interest of our partnership for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between our partnership and the successor managing general partner. If no agreement is reached within 30 days of our partnership's departure, an independent investment banking firm or other independent expert selected by our partnership and the successor managing general partner will determine the fair market value. If our partnership and the successor managing general partner cannot agree upon an expert within 45 days of our partnership's departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

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

166 Brookfield Infrastructure

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

Brookfield Infrastructure 167

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

Indemnification; Limitations on Liability

        Under the Holding LP's limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the managing general partner, and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by the managing general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP's limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP's limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

        The Holding LP's limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

168 Brookfield Infrastructure

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

  5.
  Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc described under Item 7.B "Related Party Transactions—Registration Rights Agreement";

  6.
  Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  7.
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

  10.
  Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  11.
  Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities".

Brookfield Infrastructure 169

  12.
  Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  13.
  Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities";

  14.
  Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities"; and

  15.
  Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described under Item 12 "Description of Securities Other than Equity Securities".

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

170 Brookfield Infrastructure

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder ("Treasury Regulations"), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

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

Brookfield Infrastructure 171

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

172 Brookfield Infrastructure

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

Brookfield Infrastructure 173

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

174 Brookfield Infrastructure

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

Brookfield Infrastructure 175

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

176 Brookfield Infrastructure

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

Brookfield Infrastructure 177

Uniformity of Our Units

        Because we cannot match transferors and transferees of our units, we must maintain the uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our partnership's Section 743(b) adjustments, a determination that our partnership's Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership's assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership), through the application of certain tax accounting principles that our General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

        Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2016. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception. See "—Investment Structure", below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

        Subject to certain limited exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.

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

180 Brookfield Infrastructure

Transferor/Transferee Allocations

        Our partnership may allocate items of income, gain, loss, and deduction using a monthly convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss, and deduction realized by our partnership after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss, and deduction realized by our partnership prior to your ownership of such units.

        Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that our partnership's allocation method complies with the requirements. If our partnership's convention were not permitted, the IRS might contend that our partnership's taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. Our General Partner is authorized to revise our partnership's method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

Brookfield Infrastructure 181

        The exclusion from UBTI does not apply to income from "debt-financed property", which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our partnership or by the Holding LP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our partnership or by the Holding LP to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our partnership, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. Our partnership and the Holding LP currently do not have any outstanding indebtedness used to acquire property, and our General Partner does not believe that our partnership or the Holding LP will generate UBTI attributable to debt-financed property in the future. Moreover, our General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating UBTI. However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

182 Brookfield Infrastructure

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

Brookfield Infrastructure 183

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

        Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

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

184 Brookfield Infrastructure

Administrative Matters

Information Returns and Audit Procedures

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

        Our partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year's tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our partnership's tax returns, as well as those related to our partnership's tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account a unitholder's tax status, such as the status of a current or former unitholder as tax-exempt. The foregoing considerations also apply with respect to our partnership's interest in the Holding LP. These rules do not apply to our partnership or the Holding LP for taxable years beginning on or before December 31, 2017.

        For taxable years beginning on or before December 31, 2017, our General Partner will act as our partnership's "tax matters partner." As the tax matters partner, our General Partner will have the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership's items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a "partnership representative" designated by our partnership will have the sole authority to act on behalf of our partnership in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our partnership pursuant to the Bipartisan Budget Act of 2015.

        The application of the Bipartisan Budget Act of 2015 to our partnership and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be issued. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.

Brookfield Infrastructure 185

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

186 Brookfield Infrastructure

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

Brookfield Infrastructure 187

Foreign Account Tax Compliance

        FATCA imposes a 30% withholding tax on "withholdable payments" made to a "foreign financial institution" or a "non-financial foreign entity", unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2019, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our partnership, the Holding LP, the Holding Entities, or the operating entities. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.

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

Information Reporting with Respect to Foreign Financial Assets

        Under Treasury Regulations, U.S. individuals that own "specified foreign financial assets" with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. These information reporting requirements also apply to U.S. corporations, partnerships and trusts formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.

188 Brookfield Infrastructure

Certain Effects of a Transfer of Units

        Our partnership may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by our partnership are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Holding LP (and, in turn, our partnership) generally will be withheld by our partnership only when such dividends are paid. Because our partnership generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our partnership on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Holding LP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our partnership, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our partnership only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

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

Brookfield Infrastructure 189

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

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the following portion of the summary, references to our "units" are to the limited partnership units in our partnership, including the preferred units, and references to our "unitholders" are to the holders of our units and preferred units.

190 Brookfield Infrastructure

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

        This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA's administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

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

Brookfield Infrastructure 191

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

Computation of Income or Loss

        Each Canadian Holder is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Canadian Holder's share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder's taxation year end, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether our units were held throughout such year.

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

        If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the Canadian Holders who are partners of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of preferred units in respect of the preferred units held by them on each such date, such amount of our partnership's income or loss for tax purposes, as the case may be, as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units, as the case may be, as compared to all other units, and (ii) to the partners other than in respect of the preferred units, the remaining amount of our partnership's income or loss for tax purposes, as the case may be, pro rata to their respective percentage interests.

192 Brookfield Infrastructure

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

Brookfield Infrastructure 193

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

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

194 Brookfield Infrastructure

        If our partnership incurs losses for tax purposes, each Canadian Holder will be entitled to deduct in the computation of income for tax purposes the Canadian Holder's share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Holder's investment is "at-risk" within the meaning of the Tax Act. The Tax Act contains "at-risk rules" which may, in certain circumstances, restrict the deduction of a limited partner's share of any losses of a limited partnership. Our General Partner does not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Holders should consult their own tax advisors for specific advice with respect to the potential application of the "at-risk rules".

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

Brookfield Infrastructure 195

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

Disposition of Units

        The disposition (or deemed disposition) by a Canadian Holder of a unit of any class or series, whether on a redemption, purchase for cancellation or otherwise, will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit.

196 Brookfield Infrastructure

        Subject to the general rules on averaging of cost base, the adjusted cost base of each class or series of a Canadian Holder's units would generally be equal to: (i) the actual cost of such class or series of units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our partnership allocated to the Canadian Holder for fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; less (iii) the aggregate of the share of losses of our partnership allocated to the Canadian Holder (other than losses which cannot be deducted because they exceed the Canadian Holder's "at-risk" amount) for the fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; and less (iv) the Canadian Holder's distributions from our partnership made before the relevant time in respect of the particular class or series of units.

        The foregoing discussion of the calculation of the adjusted cost base assumes that each class or series of partnership interests in our partnership are treated as separate property for purposes of the Tax Act. However, the CRA's position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner's total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA's position applies, on a disposition by a Canadian Holder of a particular type of units of our partnership, the Canadian Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of units of our partnership as separate property. Accordingly, the General Partner intends to provide unitholders with partnership information returns using such allocation.

        Where a Canadian Holder disposes of all of its units in our partnership, it will no longer be a partner of our partnership. If, however, a Canadian Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Holder will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Holder was entitled. The share of the income (or loss) of our partnership for tax purposes for a particular fiscal year which is allocated to a Canadian Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Holder's units in our partnership immediately prior to the time of the disposition.

        A Canadian Holder will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Holder's units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Holder's units will be nil at the beginning of the next fiscal year of our partnership.

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

        A Canadian Holder that is throughout the relevant taxation year a "Canadian- controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Brookfield Infrastructure 197

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

198 Brookfield Infrastructure

        The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute "taxable Canadian property" of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource property", (iii) "timber resource property", and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be "taxable Canadian property" of any Non-Canadian Holder and does not expect our partnership or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

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

Brookfield Infrastructure 199

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian-resident payer is required to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

200 Brookfield Infrastructure

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

Brookfield Infrastructure 201

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

202 Brookfield Infrastructure

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

Brookfield Infrastructure 203

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

        On the basis that our partnership and the Prime Infrastructure security holders were acting at arm's length, the market value of the Prime Infrastructure securities disposed of under the Merger Transaction should be the same as the market value of the units received in exchange.

        The acquisition date for the units for CGT purposes should be the date the units were allotted to the Prime Infrastructure security holders (8 December 2010 Australian Eastern Standard Time).

        The market value of the units may be determined by reference to the NYSE/TSX VWAP of these units on 8 December 2010 (A$20.651 per unit).

204 Brookfield Infrastructure

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

Brookfield Infrastructure 205

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

206 Brookfield Infrastructure

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

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        An indenture dated as of October 10, 2012 between our partnership's wholly-owned subsidiaries Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd (collectively, the "Fincos") and Computershare Trust Company of Canada ("Trustee"), as supplemented and amended from time to time ("Indenture") provides for one or more series of unsecured debentures or notes of the Fincos ("Finco Bonds"). On October 10, 2012, the Fincos issued C$400,000,000 aggregate principal amount of 3.5% Medium Term Notes, Series 1, due October 10, 2017 under the Indenture. On March 11, 2015, the Fincos issued C$450,000,000 aggregate principal amount of 3.5% Medium Term Notes, Series 2, due March 11, 2022 under the Indenture. On October 30, 2015, the Fincos issued C$500,000,000 aggregate principal amount of medium term notes, including C$375,000,000 principal amount of 3.5% Medium Term Notes, Series 3, due October 30, 2020 and C$125,000,000 principal amount of 3.0% Medium Term Notes, Series 4, due October 30, 2018. The Finco Bonds are fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest by our partnership and certain of its subsidiaries.

Brookfield Infrastructure 207

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2015, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015. Excluded from our evaluation were controls over financial reporting at Tunel San Cristobal, for which control was acquired on July 8, 2015. The financial statements of this entity constitute less than 1% of the total assets, net assets, revenue and of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2015.

208 Brookfield Infrastructure

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

Report of Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our General Partner adopted a Code of Conduct and Ethics ("Code") that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code was updated in 2015 and we have posted a copy of the current Code on our website at
http://www.brookfieldinfrastructure.com/content/about_us/governance-2615.html.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our General Partner has retained Deloitte LLP to act as our partnership's Independent Registered Public Accounting Firm.

        The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
			2014
	2015
			USD ('000)
FEES	USD ('000)%			%
Audit fees(1)	$3,956	74%	$4,842	94%
Audit-related fees(2)	1,386	26%	306	6%
All other fees(3)	27	—	—	—

Total	$5,369	100%	$5,148	100%

(1)
Audit fees relate to annual fees for our partnership and the Holding LP.

(2)
Audit-related fees relate primarily to services pertaining to the filing of our Canadian short form base shelf prospectus and other securities-related matters.

(3)
All other fees relates to certain permissable operational consulting services performed for a subsidiary of the partnership.

Brookfield Infrastructure 209

        The audit committee of our General Partner pre-approves all audit and audit-related services provided to our partnership and the Holding LP by Deloitte LLP.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

        Our partnership may from time-to-time, subject to applicable law, purchase our units or preferred units for cancellation in the open market, provided that any necessary approval has been obtained. Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.

        On October 2, 2015, our partnership announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units. Unitholders may obtain a copy of the notice, free of charge, by contacting our partnership. Our partnership believes that at times our units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 8,108,091 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 27,896 units on the TSX during any trading day. The price to be paid for our units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases of units were authorized to commence on October 6, 2015 and will terminate on October 5, 2016 or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units acquired by our partnership under the normal course issuer bid will be cancelled.

        On August 5, 2015, our partnership announced that the TSX accepted a notice filed by our partnership of its intention to commence a normal course issuer bid to repurchase Series 1 Preferred Units. Holders of Series 1 Preferred Units may obtain a copy of the notice, free of charge, by contacting our partnership. Our partnership believes that at times our Series 1 Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our Series 1 Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 500,000 of our Series 1 Preferred Units, representing approximately 10% of the public float of the Series 1 Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 3,188 Series 1 Preferred Units on the TSX during any trading day. The price to be paid for our Series 1 Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of Series 1 Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX. Repurchases of Series 1 Preferred Units were authorized to commence on August 7, 2015 and will terminate on August 6, 2016 or earlier should our partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable Canadian securities laws. All of our Series 1 Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled.

210 Brookfield Infrastructure

        In the year ended December 31, 2015, 1,667,517 of our units were repurchased and cancelled under the unit normal course issuer bid or the unit normal course issuer bid that was in effect prior to October 1, 2015.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not Applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.    MINE SAFETY DISCLOSURES

        Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977, as amended ("Mine Act"). During the fiscal year ended December 31, 2015, our partnership did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

Brookfield Infrastructure 211

PART III

ITEM 17.    FINANCIAL STATEMENTS
        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the list of financial statements on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated February 29, 2016—incorporated by reference to Exhibit 1.2 to our partnership's Annual Report on Form 20-F filed February 29, 2016.*
4.1	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 29, 2016—incorporated by reference to Exhibit 4.1 to our partnership's Annual Report on Form 20-F filed February 29, 2016.*
4.3	Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others—incorporated by reference to Exhibit 4.3 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.4	Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others—incorporated by reference to Exhibit 4.3 to our partnership's Annual Report on Form 20-F filed March 28, 2014.
4.5	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.6	Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time—incorporated by reference to Exhibit 4.6 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.7	First Supplemental Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.7 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.8.	Guarantee dated October 10, 2012 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.8 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.9	Guarantee dated November 27, 2013 by Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.9 to our partnership's Annual Report on Form 20-F filed March 18, 2015.

212 Brookfield Infrastructure

Number	Description
4.10	Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.10 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.11	Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.11 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.12	Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.1 to our partnership's Form 6-K filed October 30, 2015.
4.13	Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.2 to our partnership's Form 6-K filed October 30, 2015.
4.14	Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.3 to our partnership's Form 6-K filed October 30, 2015.
4.15	Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.4 to our partnership's Form 6-K filed October 30, 2015.
8.1	Significant Subsidiaries (as defined in §210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4, "Information on the Company").
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

        The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Infrastructure 213

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 29, 2016	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ DON MACKENZIE
		Name:	Don Mackenzie
		Title:	Director

214 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013	F-2

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2015 and 2014, and the consolidated statements of operating results, comprehensive income, partnership capital, and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2016 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ Deloitte LLP
Toronto, Canada February 29, 2016	Chartered Professional Accounts Licensed Public Accountants

F-2 Brookfield Infrastructure

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Infrastructure Partners L.P.

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting of Tunel San Cristobal, for which control was acquired on July 8, 2015, and whose financial statements constitute less than 1% of the total assets, net assets, revenue and net income of the consolidated financial statement amounts, respectively, as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Tunel San Cristobal. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

Brookfield Infrastructure F-3

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2015 of the Partnership and our report dated February 29, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Toronto, Canada February 29, 2016	Chartered Professional Accounts Licensed Public Accountants

F-4 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2015	As of December 31, 2014
Assets
Cash and cash equivalents	7	$199	$189
Financial assets	8	439	484
Accounts receivable and other	9	322	299
Inventory	10	13	21
Assets classified as held for sale	5, 11	580	567

Current assets		1,553	1,560
Property, plant and equipment	12	7,632	8,084
Intangible assets	13	3,296	3,575
Investments in associates and joint ventures	11	2,973	2,412
Investment properties	15	153	162
Goodwill	14	79	84
Financial assets	8	1,913	430
Other assets	9	64	89
Deferred income tax asset	25	72	99

Total assets		$17,735	$16,495

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	16	474	532
Non-recourse borrowings	18	302	41
Financial liabilities	17	159	49
Liabilities directly associated with assets classified as held for sale	5	275	199

Current liabilities		1,210	821
Corporate borrowings	18, 19	1,380	588
Non-recourse borrowings	18	5,550	6,180
Financial liabilities	17	423	554
Other liabilities	16	601	569
Deferred income tax liability	25	1,375	1,441
Preferred shares	20	20	20

Total liabilities		10,559	10,173

Partnership capital
Limited partners		3,838	3,533
General partner		23	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1,518	1,321
Interest of others in operating subsidiaries		1,608	1,444
Preferred unitholders		189	—

Total partnership capital		7,176	6,322

Total liabilities and partnership capital		$17,735	$16,495

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2015	2014	2013
Revenues	21	$1,855	$1,924	$1,826
Direct operating costs		(798)	(846)	(823)
General and administrative expenses		(134)	(115)	(110)
Depreciation and amortization expense	12, 13	(375)	(380)	(329)

		548	583	564
Interest expense	22	(367)	(362)	(362)
Share of earnings (losses) from investments in associates and joint ventures	11	69	50	(217)
Mark-to-market on hedging items	6	83	38	19
Gain on sale of associates and joint ventures	11	—	—	53
Other income (expenses)		54	(1)	(35)

Income before income tax		387	308	22
Income tax (expense) recovery
Current	25	(22)	(30)	(3)
Deferred	25	26	(49)	1

Net income from continuing operations		391	229	20
Income from discontinued operations, net of income tax	11	—	—	45

Net income		$391	$229	$65

Attributable to:
Limited partners		$166	$101	$(63)
General partner		66	44	31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		66	39	(26)
Interest of others in operating subsidiaries	24	90	45	123
Preferred unitholders	26	3	—	—

Basic and diluted earnings (loss) per unit attributable to:
Limited partners	26	$1.04	$0.67	$(0.43)

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2015	2014	2013
Net income		$391	$229	$65

Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	12	646	547	658
Unrealized actuarial gains (losses)		26	(45)	(5)
Taxes on the above items	25	(131)	(135)	(185)
Equity accounted investments	11	173	115	137

		714	482	605

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(928)	(655)	(423)
Cash flow hedge	6	(41)	(41)	(13)
Net investment hedge	6	89	141	(12)
Available-for-sale securities	6	(33)	9	14
Taxes on the above items	25	(10)	(5)	7
Equity accounted investments	11	7	8	23

		(916)	(543)	(404)

Total other comprehensive (loss) income		(202)	(61)	201

Comprehensive income		$189	$168	$266

Attributable to:
Limited partners	27	$80	$68	$53
General partner	27	65	43	32
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	34	27	20
Interest of others in operating subsidiaries		7	30	161
Preferred unitholders	27	3	—	—

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Preferred Unitholders Capital	Total partners' capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	166	—	—	166	—	66	—	66	—	66	—	—	66	90	3	391
Other comprehensive loss	—	—	—	(86)	(86)	—	—	(1)	(1)	—	—	—	(32)	(32)	(83)	—	(202)

Comprehensive income (loss)	—	166	—	(86)	80	—	66	(1)	65	—	66	—	(32)	34	7	3	189
Unit issuance	582	—	—	—	582	—	—	—	—	350	—	—	—	350	—	—	932
Unit repurchases (note 26)	(67)	—	—	—	(67)	—	—	—	—	—	—	—	—	—	—	—	(67)
Partnership distributions (note 28)	—	(339)	—	—	(339)	—	(66)	—	(66)	—	(138)	—	—	(138)	—	(3)	(546)
Acquisition of interests (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	347	—	347
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91)	—	(91)
Disposition of interests (note 5)	—	8	—	(8)	—	—	—	—	—	—	3	—	(3)	—	(99)	—	(99)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	189	189
Other items (note 26)	—	6	49	(6)	49	—	—	—	—	—	(6)	(49)	6	(49)		—	—

Balance as at December 31, 2015	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	101	—	—	101	—	44	—	44	—	39	—	—	39	45	229
Other comprehensive loss	—	—	—	(33)	(33)	—	—	(1)	(1)	—	—	—	(12)	(12)	(15)	(61)

Comprehensive income (loss)	—	101	—	(33)	68	—	44	(1)	43	—	39	—	(12)	27	30	168
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(288)	—	—	(288)	—	(46)	—	(46)	—	(114)	—	—	(114)	—	(448)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	362	362
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(367)	(367)

Balance as at December 31, 2014	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$6,322

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	Retained earnings (deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	Retained earnings (deficit)	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2013	$2,955	$48	$—	$629	$3,632	$19	$3	$5	$27	$1,084	$9	$—	$272	$1,365	$2,784	$7,808

Net (loss) income	—	(63)	—	—	(63)	—	31	—	31	—	(26)	—	—	(26)	123	65
Other comprehensive income	—	—	—	116	116	—	—	1	1	—	—	—	46	46	38	201

Comprehensive (loss) income	—	(63)	—	116	53	—	31	1	32	—	(26)	—	46	20	161	266
Unit issuance	244	—	—	—	244	—	—	—	—	94	—	—	—	94	—	338
Partnership distributions	—	(255)	—	—	(255)	—	(32)	—	(32)	—	(101)	—	—	(101)	—	(388)
Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	64	64
Dispositions of interests (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,437)	(1,437)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(156)	(156)
Changes in ownership (note 4)	—	—	77	—	77	—	—	—	—	—	—	30	—	30	3	110
Other items	—	57	—	(57)	—	—	—	—	—	—	23	—	(23)	—	—	—

Balance as at December 31, 2013	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

(1)
Refer to note 27 for an analysis of accumulated other comprehensive income (loss) by item.

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2015	2014	2013
Operating Activities
Net income		$391	$229	$65
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	11	18	(12)	307
Fair value adjustments		—	—	10
Depreciation and amortization expense	12, 13	375	380	329
Mark-to-market on hedging items	6	(83)	(38)	(19)
Gain on sale of associates and joint ventures	11	—	—	(53)
Provisions and other items		39	29	62
Deferred income tax (recovery) expense	25	(26)	49	12
Changes in non-cash working capital, net	36	(82)	54	(19)

Cash from operating activities		632	691	694

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(54)	(89)	(56)
Disposal of subsidiaries, net of cash disposed	5	28	—	622
Additions of investments in associates and joint ventures	11	(681)	(477)	(518)
Disposal of investments in associates and joint ventures	11	—	30	457
Purchase of long lived assets	12, 13	(520)	(454)	(425)
Disposal of long lived assets	12, 13	10	15	5
Purchase of financial assets		(1,724)	(177)	(331)
Sale of financial assets		376	57	110
Net settlement of foreign exchange hedging items		219	22	(26)

Cash used by investing activities		(2,346)	(1,073)	(162)

Financing Activities
Distributions to general partner	28	(66)	(46)	(32)
Distributions to other unitholders	28	(480)	(402)	(356)
Subsidiary distributions to non-controlling interest		(91)	(314)	(156)
Capital provided by non-controlling interest		302	—	—
Proceeds from corporate borrowings		738	—	—
Proceeds from corporate credit facility		823	675	445
Repayment of corporate credit facility		(662)	(429)	(991)
Proceeds from subsidiary borrowings		348	1,796	2,648
Repayment of subsidiary borrowings		(295)	(1,240)	(2,128)
Proceeds from other financing activities		131	—	—
Repayment of other financing activities		(38)	—	—
Preferred units issued	26	189	—	—
Partnership units issued, net of issuance costs	26	932	2	338
Partnership units repurchased	26	(67)	—	—

Cash from (used by) financing activities		1,764	42	(232)

Cash and cash equivalents
Change during the year		50	(340)	$300
Impact of foreign exchange on cash		(32)	(9)	(25)
Cash reclassified as held for sale	5	(8)	—	—
Balance, beginning of year		189	538	263

Balance, end of year		$199	$189	$538

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (the "partnership") owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. ("Brookfield"). The partnership's units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. Our cumulative Class A preferred limited partnership units, Series 1 and Series 3 are listed on the Toronto Stock Exchange under the symbols "BIP-A" and "BIP-B", respectively. The partnership's registered office is 73 Front Street, Hamilton, HM12, Bermuda.

        In these notes to the consolidated financial statements, references to "units" are to the limited partnership units in our partnership other than the preferred units, references to our "preferred units" are to preferred limited partnership units in our partnership and references to our "unitholders" and "preferred unitholders" are to the holders of our units and preferred units, respectively. References to "Class A Preferred Units", "Series 1 Preferred Units", "Series 2 Preferred Units", "Series 3 Preferred Units" and "Series 4 Preferred Units" are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, series 2, cumulative Class A preferred limited partnership units, Series 3 and cumulative Class A preferred limited partnership units, Series 4, in our partnership, respectively.

NOTE 2.  SUBSIDIARIES

        The following provides information about the partnership's wholly-owned subsidiaries as of December 31, 2015 and 2014:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2015	2014
Utilities
Ontario electricity transmission operation	Great Lakes Power L.P.	Canada	100	100
Transport
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tasmania Gas Networks	Australia	100	100
European energy distribution operation	International Energy Group	UK	100	100

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following table presents details of non-wholly owned subsidiaries of the partnership:

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2015	2014	2015	2014
Utilities
UK regulated distribution operation	Brookfield Utilities UK Holdings Limited	UK	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd(3)	Australia	71	71	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(3)	Colombia	17	17	100	100
Transport
UK port operation	Brookfield Port Acquisitions (UK) Limited(3)	UK	59	59	100	100
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(3)	Chile	51	51	89	89
Energy
North American gas storage operation	Warwick Gas Storage L.P.(3)	Canada	17	17	70	70
Canadian district energy operation	Enwave Energy Corporation(3)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(1),(3)	U.S.	40	40	100	100
North American west coast gas storage operation	Lodi Gas Storage(2),(3)	U.S.	40	40	100	100
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.(4)	Bermuda	70	72	100	100

(1)
In August 2014, Brookfield Infrastructure acquired a 40% interest in Macquarie District Energy Holdings LLC, part of the U.S. district energy operation, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Also, in December 2014, Brookfield Infrastructure acquired a 40% interest in Seattle Steam Inc., part of the U.S. district energy operation, for consideration of $9 million through a Brookfield sponsored infrastructure fund.

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

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(4)
In April 2015, Brookfield Infrastructure issued 13.4 million units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 72% to 71% in the partnership's ownership interest in the Holding LP without resulting in a loss of control. During the year ended December 31, 2015 Brookfield Infrastructure repurchased and cancelled 1.6 million units. As Brookfield's Redeemable Partnership Units were not repurchased concurrently, this resulted in a further decline of 71% to 70% in the partnership's ownership interest in the Holding LP without resulting in a loss of control.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

        The consolidated financial statements were authorized for issue by the Board of Directors on February 29, 2016.

(b)
Basis of Preparation

        The consolidated financial statements are prepared on a going concern basis. Standards and guidelines not yet effective for the current accounting period are described in note 3 (r).

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

        Holding LP has issued Redeemable Partnership Units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash consideration equal to the market price of the partnership's units. This right is subject to the partnership's right of first refusal which entitled it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to Holding LP in exchange for one of the partnership's units subject to certain customary adjustments.

        All intercompany balances, transactions, revenues and expenses are eliminated in full.

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(ii)
Associates and Joint Ventures

        Associates and joint ventures are entities over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. The partnership accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates and joint ventures on the Consolidated Statements of Financial Position.

        Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the partnership records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than the partnership's proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the partnership's interest in an investee is adjusted for the partnership's share of comprehensive income or loss and distributions from the investee.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(e)
Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

(f)
Accounts Receivable

        Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(g)
Property, Plant and Equipment

        Brookfield Infrastructure uses the revaluation method of accounting for all classes of property, plant and equipment. Certain assets which are under development for future use as property, plant and equipment are also accounted for using the revaluation method. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on at least an annual basis, and on a sufficient basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income, but are not subsequently recycled into profit or loss.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

        Fair values are primarily determined by valuation of the lease term and freehold reversion. An income capitalisation approach is used by applying a yield to the rental income of the capitalization rate is reflective of the characteristics, location and market of each property. Fair value is estimated by management of the partnership with due consideration given to observable market inputs, where available.

(i)
Asset Impairment

        At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than their carrying value. The projections of future cash flows take into account the relevant operating plans and management's best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean toll roads and were recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 88 years remaining. The intangible assets at the Chilean toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with 18 years remaining.

        The conservancy right was acquired as part of the acquisition of the UK port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the UK, the conservancy right is classified as having an indefinite life and is subject to an annual impairment assessment.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

        When the partnership receives a transfer of cash or property, plant and equipment from a customer, it assesses whether the constructed or acquired item of property, plant and equipment meets the definition of an asset in accordance with IFRIC 18, Transfer of Assets from Customers ("IFRIC 18"). If the definition of an asset is met, the partnership recognizes the item of property, plant and equipment at its cost and recognizes revenue or deferred revenue, as applicable, for the same amount based on the appropriate revenue recognition policy.

        Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure's activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Utilities

        Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure's Australian regulated terminal operation. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer's annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure's Australian regulated terminal operation also recognizes handling charges based on tonnes of coal shipped through the terminal. Brookfield Infrastructure's regulated distribution operation receives customer contributions which are recorded in deferred revenue and released on a stage of completion basis in accordance with IFRIC 18.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Energy

        Revenue from energy infrastructure consists primarily of energy distribution and storage as well as district energy services. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.

Communications Infrastructure

        Revenue from communications infrastructure is derived from contracts with media broadcasting and telecom customers to access infrastructure. Customers pay upfront and recurring fees to lease space on towers to host their equipment. Recurring rental revenue is recognized on a straight line basis based on lease agreements. Upfront payments which are separable from the recurring revenue under IFRIC 18 are recognized on a stage of completion basis on the construction asset they relate to.

(m)
Financial Instruments and Hedge Accounting

        The following summarizes Brookfield Infrastructure's classification and measurement of financial assets and liabilities:

	Classification		Measurement
Financial assets
Cash and cash equivalents	Loans and receivables		Amortized cost
Accounts receivable and other	Loans and receivables		Amortized cost
Restricted cash and deposits	Loans and receivables		Amortized cost
Marketable securities	Available-for-sale		Fair value
Financial assets
Derivative assets	FVTPL	(1)	Fair value
Other financial assets	Loans and receivables/ Available-for-sale		Amortized cost/ Fair value
Financial liabilities
Corporate borrowings	Other liabilities		Amortized cost
Non-recourse borrowings	Other liabilities		Amortized cost	(2)
Accounts payable and other	Other liabilities		Amortized cost
Preferred shares(3)	Other liabilities		Amortized cost
Financial liabilities	FVTPL	(1)	Fair value

(1)
Fair value through profit or loss ("FVTPL"), except for derivatives in a hedging relationship.

(2)
Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

(3)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

(ii)
Classification of assets and liabilities as held for sale

        Brookfield Infrastructure's accounting policy relating to assets held for sale is described in note 3(o) of Brookfield Infrastructure's consolidated financial statements. In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the Consolidated Statements of Financial Position. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the Consolidated Statements of Operating Results. Brookfield Infrastructure will reclassify the results of operations associated with certain assets classified as held for sale to discontinued operations where the assets represent a component of the partnership that represents a separate major line of business or geographical area of operations and is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations.

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

(iv)
Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 12.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(v)
Valuation of investment property

        Fair values are primarily determined by valuation of the lease term and freehold reversion. An income capitalisation approach is used by applying a yield to the rental income of The capitalization rate is reflective of the characteristics, location and market of each property. Fair value is estimated by management of the partnership with due consideration given to observable market inputs, where applicable.

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

(vii)
Impairment of goodwill and intangibles with indefinite lives

        The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.

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

(r)
Future Changes in Accounting Policies

Standards issued, but not yet adopted

IAS 16 Property, Plant, and Equipment—("IAS 16") and IAS 38 Intangible Assets—("IAS 38")

        IAS 16, Property, Plant, and Equipment ("IAS 16") and IAS 38, Intangible Assets ("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs").

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments—("IFRS 9")

        In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 16 Leases—("IFRS 16")

        The International Accounting Standards Board has published a new standard, IFRS 16. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Brookfield Infrastructure is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 4.  ACQUISITION OF BUSINESSES

a)
Acquisition of Macquarie District Energy

        On August 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the mid-west U.S. as it acquired a 40% interest in Macquarie District Energy, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the third quarter of 2014.

        The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Total consideration	$38

Fair value of assets and liabilities acquired as at August 21, 2014

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest(1)	(60)

Net assets acquired	$38

(1)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        Upon acquisition of Macquarie District Energy by Brookfield Infrastructure, a deferred tax liability of $132 million was recorded. The deferred income tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

b)
Acquisition of Seattle Steam

        On November 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the pacific U.S. as it acquired a 40% interest in Seattle Steam, for consideration of $9 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

        The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$9

Total consideration	$9

Fair value of assets and liabilities acquired as at November 21, 2014

US$ MILLIONS
Accounts receivable and other	$17
Property, plant and equipment	45
Non-recourse borrowings	(37)

Net assets acquired before non-controlling interest	25
Non-controlling interest(1)	(16)

Net assets acquired	$9

(1)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Seattle Steam.

c)
Acquisition of Lodi Gas Storage

        On December 31, 2014, Brookfield Infrastructure expanded its North American gas storage operation to the U.S. West Coast as it acquired a 40% interest in Lodi Gas Storage, for consideration of $42 million, through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity, effective December 31, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as at December 31, 2014

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	100

Net assets acquired before non-controlling interest	104
Non-controlling interest(1)	(62)

Net assets acquired	$42

(1)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

        No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Lodi Gas Storage.

d)
Acquisition of Chilean Toll Roads

        On July 8, 2015, Brookfield Infrastructure acquired an additional 26% interest in Tunel San Cristobal ("TSC"), a Chilean toll road, through a Brookfield sponsored partnership, for $14 million, bringing Brookfield Infrastructure's total ownership interest to 51%. Concurrent with the acquisition of the additional interest, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. At the date of the acquisition, Brookfield Infrastructure recognized $156 million of total assets, of which of $137 million related to intangible assets, and $100 million of total liabilities. Acquisition costs of $1 million were expensed at the acquisition date and recorded as Other expenses on the Consolidated Statements of Operating Results. A gain of $14 million resulting from the re-measurement of the partnership's pre-existing 25% interest to fair value was included in Other income on the Consolidated Statement of Operating Results on the date of acquisition. Total non-controlling interest of $28 million was recorded on the acquisition date, representing the interest not acquired by Brookfield Infrastructure and was measured at fair value on this date.

NOTE 5.  ASSETS CLASSIFIED AS HELD FOR SALE

a)
Ontario electricity transmission operation

        In the fourth quarter of 2015, Brookfield Infrastructure initiated a plan to dispose its Ontario electricity transmission operation. As of December 31, 2015, Management was actively seeking a buyer and expected to complete the sale during the year ending December 31, 2016. The Ontario electricity transmission operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and was reclassified as held for sale as of December 31, 2015.

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        Subsequent to December 31, 2015 Brookfield Infrastructure executed a definitive agreement to sell its 100% interest in its Ontario electricity transmission operation to a third party. The business will be sold for proceeds of approximately $265 million. Completion of the transaction is expected to occur in the second half of 2016, subject to customary closing conditions.

b)
European energy distribution operation

        In the fourth quarter of 2015, Brookfield Infrastructure initiated a plan to dispose its European energy distribution operation. Management is actively seeking a buyer and expects to complete the sale during the year ending December 31, 2016. The European energy distribution operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 and was reclassified as held for sale as of December 31, 2015.

        The following table presents the assets and liabilities that are classified as held for sale as of December 31, 2015 and 2014:

US$ MILLIONS	Dec. 31, 2015	Dec. 31, 2014	(1),(2)
Assets
Cash and cash equivalents	$ 8	$ 1
Accounts receivable and other	39	4
Property, plant and equipment	531	218
Intangible assets	2	33
Investments in associates and joint ventures	—	311

Assets classified as held for sale	$580	$567

Liabilities
Accounts payable and other	$ 24	$ 3
Non-recourse borrowings	203	145
Financial liabilities	20	4
Other liabilities	5	4
Deferred income tax liability	23	43

Liabilities directly associated with assets classified as held for sale	$275	$199

(1)
As of December 31, 2014 the New England electricity transmission operation was classified as held for sale and in the third quarter of 2015, Brookfield Infrastructure sold its 23% interest in its New England electricity transmission operation to a third party for proceeds of $281 million, resulting in a gain on disposition of $63 million, recognized in the Consolidated Statement of Operating Results within Other income (expense).

(2)
As of December 31, 2014 the North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million, has been reclassified to an investment in associates and joint ventures on the Consolidated Statement of Financial Position in the fourth quarter of 2015. Refer to Note 11 Investments in Associates and Joint Ventures for further details.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Carrying Value and Fair Value of Financial Instruments

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2015:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$199	$199
Accounts receivable and other	—	—	322	322
Financial assets (current and non-current)(1)	741	—	330	1,071
Marketable securities	—	1,281	—	1,281

Total	$741	$1,281	$851	$2,873

Financial liabilities
Corporate borrowings	$—	$—	$1,380	$1,380
Non-recourse borrowings (current and non-current)	—	—	5,852	5,852
Accounts payable and other	—	—	474	474
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	582	—	—	582

Total	$582	$—	$7,726	$8,308

(1)
Derivative instruments which are elected for hedge accounting totaling $601 million are included in Financial assets and $230 million of derivative instruments are included in Financial liabilities.

(2)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2014:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$189	$189
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)(1)	607	—	2	609
Marketable securities	—	305	—	305

Total	$607	$305	$490	$1,402

Financial liabilities
Corporate borrowings	$—	$—	$588	$588
Non-recourse borrowings (current and non-current)	—	—	6,221	6,221
Accounts payable and other	—	—	532	532
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	528	—	75	603

Total	$528	$—	$7,436	$7,964

(1)
Derivative instruments which are elected for hedge accounting totaling $560 million are included in Financial assets and $164 million of derivative instruments are included in Financial liabilities.

(2)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

        The following table provides the carrying values and fair values of financial instruments as at December 31, 2015 and December 31, 2014:

	Dec. 31, 2015		Dec. 31, 2014
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$199	$199	$189	$189
Accounts receivable and other	322	322	299	299
Financial assets (current and non-current)	1,071	1,071	609	609
Marketable securities	1,281	1,281	305	305

Total	$2,873	$2,873	$1,402	$1,402

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

	Dec. 31, 2015		Dec. 31, 2014
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$1,380	$1,386	$588	$600
Non-recourse borrowings(2)	5,852	6,093	6,221	6,544
Accounts payable and other (current and non-current)	474	474	532	532
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	582	582	603	603

	$8,308	$8,555	$7,964	$8,299

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

(3)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

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

Cash Flow Hedges

        Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecast issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2015, pre-tax net unrealized losses of $41 million (2014: losses of $41 million, 2013: losses of $13 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2015, there was a net derivative asset balance of $376 million relating to derivative contracts designated as cash flow hedges (2014: $269 million liability).

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Net Investment Hedges

        Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2015, unrealized net losses of $131 million (2014: gains of $118 million, 2013: gains of $14 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $220 million gain
(2014: gain of $23 million, 2013: loss of $26 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2015, there was a net unrealized derivative liability balance of $5 million relating to derivative contracts designated as net investment hedges (2014: net unrealized derivative asset balance of $127 million).

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The fair value of the partnership's financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2015	Dec. 31, 2014
Marketable securities	Level 1(1)	$1,281	$305
Foreign currency forward contracts	Level 2(2)
Financial asset		$111	$188
Financial liability		48	6
Interest rate swaps & other	Level 2(2)
Financial asset		$630	$419
Financial liability		534	510
Other contracts
Financial liability	Level 3(3)	—	$12

(1)
Valuation technique: Quoted bid prices in an active market.

(2)
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

(3)
Valuation technique: Discounted cash flow. Future cash flows primarily driven by freight volumes and the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. See note 11 for additional information pertaining to the North American container terminal.

        Assets and liabilities measured at fair value on a recurring basis include $2,022 million (2014: $912 million) of financial assets and $582 million (2014: $528 million) of financial liabilities which are measured at fair value using valuation inputs based on management's best estimates.

        During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2015			Dec. 31, 2014
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$1,281	$—	$—	$305	$—	$—
Financial assets (current and non-current)	—	741	—	—	607	—

Financial liabilities
Financial liabilities (current and non-current)	$—	$582	$—	$—	$516	$12

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 7.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2015	2014
Cash	$110	$122
Cash equivalents(1)	89	67

Total cash and cash equivalents	$199	$189

(1)
Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value

NOTE 8.  FINANCIAL ASSETS

US$ MILLIONS	2015	2014
Current:
Foreign currency forward contracts	$82	$173
Marketable securities	350	305
Other	7	6

Total current	$439	$484

Non-current:
Cross currency interest rate swaps	$568	$398
Marketable securities	931	—
Loans and receivables	330	2
Foreign currency forward contracts	29	15
Other	55	15

Total non-current	$1,913	$430

NOTE 9.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2015	2014
Current:
Accounts receivable	$300	$268
Prepayments & other assets	22	31

Total current	$322	$299

Non-current:
Other assets	$64	$89

Total non-current	$64	$89

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 10.  INVENTORY

US$ MILLIONS	2015	2014
Current:
Raw materials and consumables	$13	$21

Carrying amount of inventories	$13	$21

        The amount of inventory written down in 2015 is $nil (2014: $nil, 2013: $nil).

NOTE 11.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

        The following table presents the ownership interest and carrying values of Brookfield Infrastructure's investments in associates and joint ventures:

					Carrying Value
	Ownership Interest		Voting Interest
					Dec. 31, 2015	Dec. 31, 2014
US$ MILLIONS	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Brazilian toll road	31%	31%	31%	31%	$759	$985
South American transmission operation	28%	28%	28%	28%	651	724
North American natural gas transmission operation(1),(2)	50%	27%	50%	27%	425	311
Brazilian rail business(3)	11%	11%	11%	11%	261	320
European telecommunications infrastructure operations(4)	21%	—	21%	—	437	—
Other(5),(6),(7),(8)	11%-50%	11%-40%	11%-50%	11%-40%	440	72

Total					$2,973	$2,412

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2015	2014
Balance at beginning of year	$2,412	$2,039
Share of earnings for the year(2)	69	50
Foreign currency translation and other	(593)	(307)
Share of other reserves for the year—OCI	180	123
Distributions	(87)	(38)
Acquisitions, net of disposals(1),(3),(4),(6),(7),(8),(9)	681	856
Reclassification to asset held for sale(2)	311	(311)

Balance at end of year	$2,973	$2,412

(1)
During the fourth quarter of 2015, Brookfield Infrastructure reached agreements with its partners to increase its interest in its North American natural gas transmission operation from 26.5% to 50.0% for a cash payment of $106 million and amendments to the governance terms of this arrangement.

(2)
Due to the increase in ownership mentioned above, the partnership discontinued its plan to dispose of its interest in its North American natural gas transmission business. The North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million since the fourth quarter of 2014, has been reclassified out of assets held for sale in the fourth quarter of 2015 and is now accounted for as a joint venture. See further detail on page F-41. For the year ended December 31, 2014 and 2013 the North American natural gas transmission operation recorded a loss of $8 million and $273 million, respectively. These amounts were previously presented in loss from discontinued operations, net of income tax and were reclassified to share of earnings (losses) from investments in associates and joint ventures in the comparative periods.

(3)
On August 19, 2014, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired an 11% interest in a Brazilian rail business for $367 million. Brookfield Infrastructure has significant influence through its representation on the board of directors of the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(4)
On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(5)
Other includes the partnership's European port operation, Texas electricity transmission project, North American west coast container terminal and U.S. gas storage operation.

(6)
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

(7)
An acquisition earn out may be payable, as a part of our North American west coast container terminal operation acquisition, to the extent that certain earnings based performance metrics are met, the potential earn out is based on certain 2015 and 2016 EBITDA targets whereby a further $11 million financial liability was recorded on the acquisition date. Subsequent to the acquisition date the earn out has been measured at fair value with resulting changes in fair value recorded on the Consolidated Statement of Operating Results in Other income. Based on an expected value methodology of performance targets the partnership estimates that the earn out will have $nil value as at December 31, 2015 and accordingly the partnership recorded an $11 million fair value change in Other income on the Consolidated Statement of Operating Results for the year ended December 31, 2015.

(8)
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

(9)
On November 23, 2015, Brookfield Infrastructure entered into a 50% joint venture with CYMI S.A. ("CYMI"), a Brazilian construction company and subsidiary of Grupo ACS, to construct approximately 1,600km of transmission lines and four substations in north-eastern Brazil. Brookfield Infrastructure has significant influence through Brookfield Infrastructure's governance rights in relation to the joint venture. Accordingly, Brookfield Infrastructure equity accounts for the joint venture.

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables presents the gross assets and liabilities of Brookfield Infrastructure's investments in associates and joint ventures:

	As at December 31, 2015
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$230	$3,745	$3,975	$656	$1,636	$2,292	$1,683	$924	$759
South American transmission operation	148	5,150	5,298	333	2,814	3,147	2,151	1,500	651
North American natural gas transmission operation	136	5,565	5,701	226	4,623	4,849	852	427	425
Brazilian rail business	512	3,386	3,898	164	1,324	1,488	2,410	2,149	261
European telecommunications infrastructure operation	416	4,790	5,206	370	2,421	2,791	2,415	1,978	437
Other	284	3,586	3,870	212	1,738	1,950	1,920	1,480	440

Total	$1,726	$26,222	$27,948	$1,961	$14,556	$16,517	$11,431	$8,458	$2,973

	As at December 31, 2014
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$683	$5,867	$6,550	$666	$1,495	$2,161	$4,389	$3,404	$985
South American transmission operation	244	5,513	5,757	155	3,361	3,516	2,241	1,517	724
Brazilian rail business	787	3,337	4,124	240	883	1,123	3,001	2,681	320
European telecommunications infrastructure operation	—	—	—	—	—	—	—	—	—
Other	330	3,374	3,704	230	1,730	1,960	1,744	1,361	383

Total	$2,044	$18,091	$20,135	$1,291	$7,469	$8,760	$11,375	$8,963	$2,412

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from Brookfield Infrastructure's investments in associates and joint ventures for the years ended December 31, 2015, 2014, and 2013:

	Year ended December 31, 2015
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$758	$(12)	$(1,118)	$(1,130)	$(778)	$7	$(352)	$3
South American transmission operation	432	75	(145)	(70)	(51)	139	(19)	54
North American natural gas transmission operation	522	(29)	—	(29)	(19)	1	(10)	—
Brazilian rail business	1,074	136	(668)	(532)	(474)	6	(58)	1
European telecommunications infrastructure operation	579	62	72	134	104	30	30	8
Other	947	94	212	306	241	72	65	21

Total	$4,312	$326	$(1,647)	$(1,321)	$(977)	$255	$(344)	$87

	Year ended December 31, 2014
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$1,056	$88	$(431)	$(343)	$(236)	$—	$(107)	$—
South American transmission operation	434	65	30	95	60	70	35	28
Asia Pacific energy distribution	459	58	(480)	(422)	(376)	—	(46)	—
Other	929	26	72	98	106	65	(8)	10

Total	$2,878	$237	$(809)	$(572)	$(446)	$135	$(126)	$38

	Year ended December 31, 2013
	Total				Attributable to Other Ownership Interests		Attributable to Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total	Comprehensive Income	Distributions	Comprehensive Income	Distributions
Brazilian toll road	$1,125	$(15)	$(193)	$(208)	$(192)	$—	$(16)	$—
South American transmission operation	446	113	264	377	202	175	175	68
Asia Pacific energy distribution	308	206	(45)	161	73	26	88	19
Other	1,459	(1,032)	204	(828)	(524)	6	(304)	3

Total	$3,338	$(728)	$230	$(498)	$(441)	$207	$(57)	$90

        As at December 31, 2015 and 2014, none of the associates or joint ventures have quoted prices in an active market.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Increase in ownership of North American natural gas transmission operation

        During the fourth quarter of 2015, Brookfield Infrastructure discontinued its plan to dispose of its interest in its North American natural gas transmission business. The North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million since the fourth quarter of 2014, has been reclassified out of assets held for sale in the fourth quarter of 2015.

        In the fourth quarter of 2015, Brookfield Infrastructure reached agreements with its partners to increase its interest in this operation from 26.5% to 50.0% for a cash payment of $106 million and amendments to the governance terms of this arrangement. This transaction resulted in discontinuation of the partnership's plans to sell the asset and it consequently is no longer being classified as held for sale. As a consequence of this transaction, Brookfield Infrastructure attained joint control through a joint venture by virtue of its position in the entity and accordingly continues to equity account for the arrangement. Subsequent to the close of this transaction in December 2015, Brookfield Infrastructure injected a further $18 million into the North American natural gas transmission operation for working capital purposes. This amount was added to the cost of the investment in accordance with the requirements of equity accounting.

        On the date that the North American natural gas transmission operation ceased being classified as held for sale, it was measured at the lower of its carrying amount before the asset was classified as held for sale, adjusted for any depreciation, amortization or revaluations that would have been recognized had the asset not been classified as held for sale and its recoverable amount. The adjustment to the carrying amount of the North American natural gas transmission operation resulted in a $10 million loss that has been recognized in the Share of earnings from investments in associates and joint ventures line item on the Consolidated Statement of Operating Results for the year ended December 31, 2015.

        As the North American natural gas transmission operation ceased to be classified as held for sale, the results of the operation previously presented in discontinued operations since the fourth quarter of 2014 have been reclassified and included in income from continuing operations in the Share of earnings from investments in associates and joint ventures line item on the Consolidated Statement of Operating Results for all periods presented.

        The following table reflects the change in the investment in associate balance related to our North American natural gas transmission business for the year ended December 31, 2015:

US$ MILLIONS
Balance at beginning of year	$—
Reclassification from asset held for sale	311
Additions	124
Share of losses for the year:	(10)

Balance at end of year	$425

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        In conjunction with the aforementioned transaction, Brookfield Infrastructure assessed the recoverable amount of its investment in the North American natural gas transmission operation. The fair value of the investment was compared to its carrying value, including both the component previously classified as held for sale as well as the consideration paid for the additional interest in the operation. It was determined that the recoverable amount of the investment as at December 31, 2015 exceeded the carrying amount of the investment in accordance with the application of equity accounting.

        Brookfield Infrastructure measured the fair value of the North American natural gas transmission operation using the discounted cash flow valuation technique. Below is a summary of the significant valuation assumptions utilized in measuring the fair value of the property, plant and equipment of the North American natural gas transmission operation for the years ended December 31, 2015 and 2014 (level 3 within the fair value hierarchy) and in turn the fair value of Brookfield Infrastructure's 50% stake in the operations' net assets. The values assigned to the key assumptions were based on historical data from both observable and internally derived sources that maximize the use of observable inputs where available.

Dec. 31, 2015				Dec. 31, 2014
Valuation Technique	Discount Rate	Terminal Value Multiple	Terminal Valuation Date	Valuation Technique	Discount Rate	Terminal Value Multiple	Terminal Valuation Date
Discounted cash flow	10%	10.6x	10 yrs	Discounted cash flow	10%	10.6x	10 yrs

        The discount rate represents the current market assessment of the risks specific to the North American natural gas transmission assets, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the cash flow estimates. The discount rate calculation is based on the specific circumstances of the underlying assets and is derived using an equity approach. The equity discount rate takes into account an optimized capital structure that a market participant would assume based on comparable entities operating in a comparable industry. Asset and industry-specific risk is incorporated into the valuation by applying individual beta factors. The beta factors are evaluated based on publicly available market data.

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

        Basis spreads are a primary indicator in predicting the negotiated rates at which the contracts will renew. Throughout 2015 basis spreads remained compressed and as a result, market sensitive negotiated rates were adjusted downwards at year end to reflect the current environment. The assumed rates are consistent with the assumption that a market participant would make.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2014	$3,646	$2,985	$1,233	$7,864
Additions, net of disposals	214	128	61	403
Acquisitions (dispositions) through business combinations	—	—	522	522
Fair value adjustment	321	—	43	364
Reclassified as held for sale assets	(233)	—	—	(233)
Net foreign currency exchange differences	(311)	(295)	(74)	(680)

Balance at December 31, 2014	$3,637	$2,818	$1,785	$8,240

Additions, net of disposals	257	125	80	462
Acquisitions (dispositions) through business combinations	74	12	17	103
Fair value adjustment	329	48	153	530
Non-cash disposals	—	—	(35)	(35)
Reclassified as held for sale assets (note 5)	(290)	—	(277)	(567)
Net foreign currency exchange differences	(405)	(316)	(143)	(864)

Balance at December 31, 2015	$3,602	$2,687	$1,580	$7,869

Accumulated depreciation:
Balance at January 1, 2014	$(24)	$(44)	$(33)	$(101)
Depreciation expense	(130)	(129)	(58)	(317)
Fair value adjustment	128	8	47	183
Reclassified as held for sale assets	15	—	—	15
Net foreign currency exchange differences	11	49	4	64

Balance at December 31, 2014	$—	$(116)	$(40)	$(156)

Depreciation expense	(127)	(112)	(86)	(325)
Fair value adjustment	63	14	39	116
Reclassified as held for sale assets	20	—	16	36
Net foreign currency exchange differences	41	36	15	92

Balance at December 31, 2015	$(3)	$(178)	$(56)	$(237)

Net book value:
December 31, 2015	$3,599	$2,509	$1,524	$7,632

December 31, 2014	$3,637	$2,702	$1,745	$8,084

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The fair value of the partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2015 and 2014. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's property, plant and equipment assets, categorized by segment. The partnership has classified all assets below under level 3 of the fair value hierarchy:

	Dec. 31, 2015				Dec. 31, 2014
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	8% to 12%	8x to 17x	10 to 20 yrs	Discounted cash flow model	8% to 12%	8x to 16x	10 to 20 yrs
Transport	Discounted cash flow model	11% to 15%	10x to 14x	10 to 20 yrs	Discounted cash flow model	11% to 15%	10x to 12x	10 to 20 yrs
Energy	Discounted cash flow model	10% to 15%	7x to 12x	10 yrs	Discounted cash flow model	10% to 13%	8x to 12x	10 yrs

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

        At December 31, 2015, Brookfield Infrastructure carried out an assessment of the fair value of its Utility property, plant and equipment, resulting in a gain from revaluation of $392 million (2014: $449 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Utility property, plant and equipment that would have been recognized had the assets been carried under the cost model is $2,276 million (2014: $2,706 million).

        At December 31, 2015, Brookfield Infrastructure carried out an assessment of the fair value of its Transport property, plant and equipment. A gain from revaluation of $62 million (2014: $8 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Transport assets that would have been recognized had the assets been carried under the cost model is $1,577 million (2014: $1,832 million).

        At December 31, 2015, Brookfield Infrastructure carried out an assessment of the fair value of its Energy property, plant and equipment. A gain from revaluation of $192 million (2014: $90 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Energy assets that would have been recognized had the assets been carried under the cost model is $1,160 million (2014: $1,538 million).

        The fair value of the partnership's property, plant and equipment are determined by management of the partnership using estimated inputs and observable market data when available.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 13.  INTANGIBLE ASSETS

US$ MILLIONS	2015	2014
Cost	$3,485	$3,729
Accumulated amortization	(189)	(154)

Net intangible assets	$3,296	$3,575

        Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2015	Dec. 31, 2014
Australian regulated terminal	$1,840	$2,048
Chilean toll roads	1,041	1,093
UK port operation	316	334
Other	99	100

Total	$3,296	$3,575

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

        The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas ("MOP"). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for the Chilean Consumer Price Index plus 3.5%, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033 at which point the underlying concessions assets will be returned to the MOP.

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

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The carrying value as at December 31, 2015, of Brookfield Infrastructure's indefinite lived intangibles is $316 million (2014: $334 million). The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2015	2014
Cost at beginning of the year	$3,729	$4,117
Additions	48	36
Acquisitions through business combinations	137	—
Reclassified as held for sale	(2)	(42)
Foreign currency translation	(427)	(382)

Cost at end of year	$3,485	$3,729

        The following table presents the accumulated amortization for Brookfield Infrastructure's intangible assets:

US$ MILLIONS	2015	2014
Accumulated amortization at beginning of year	$(154)	$(111)
Amortization	(50)	(63)
Reclassified as held for sale	—	10
Foreign currency translation	15	10

Accumulated amortization at end of year	$(189)	$(154)

NOTE 14.  GOODWILL

US$ MILLIONS	Dec. 31, 2015	Dec. 31, 2014
Cost	$84	$48
Acquisitions through business combinations(1)	—	40
Foreign currency translation	(5)	(4)

Total	$79	$84

(1)
See note 4 for additional information.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 15.  INVESTMENT PROPERTIES

US$ MILLIONS	UK port operation
Gross carrying amount:
Balance at January 1, 2014	$164
Additions	3
Fair value adjustments	4
Foreign exchange differences	(9)

Balance at December 31, 2014	$162
Foreign exchange differences	(9)

Balance at December 31, 2015	$153

        For the year ended December 31, 2015, no fair value adjustments were recognized for the UK port operation (2014: $4 million gain).

        Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2015 and 2014. The fair value of the partnership's investment properties are determined by management of the partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's investment property. The partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	7% to 15%

        An increase in the capitalization rate would lead to a decrease in the fair value of property, plant and equipment, with the opposite impact for a decrease in the capitalization rate.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 16.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2015	2014
Current:
Accounts payable(1)		$196	$264
Accrued & other liabilities		149	149
Deferred revenue	(i)	114	102
Provisions		15	17

Total current		$474	$532

Non-current:
Deferred revenue	(i)	$300	$340
Long-term payables		133	—
Pension liability(2)		57	99
Provisions		16	15
Other liabilities		95	115

Total non-current		$601	$569

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
See Note 31, Retirement Benefit Plans for further details.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 34.

(i)
Deferred revenue

        Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure's Australian rail operation and for future natural gas and electricity connections at Brookfield Infrastructure's UK regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access or connections arrangement.

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 17.  FINANCIAL LIABILITIES

US$ MILLIONS	2015	2014
Current:
Foreign currency forward contracts	$43	$6
Other financial liabilities	116	43

Total current financial liabilities	$159	$49

Non-current:
Interest rate swaps	$172	$143
Inflation swaps	225	294
Other financial liabilities	26	117

Total non-current financial liabilities	$423	$554

NOTE 18.  BORROWINGS

(a)
Corporate Borrowings

        Brookfield Infrastructure has a $1.875 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.875 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2020. All obligations of Brookfield Infrastructure under the facility are guaranteed by the partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at December 31, 2015, draws on the credit facility were $407 million (2014: $246 million) and $83 million of letters of credit issued (2014: $110 million).

(b)
Non-Recourse Borrowings

        The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	Dec. 31, 2015	Dec. 31, 2014
Current	$302	$41
Non-current	5,550	6,180

Total	$5,852	$6,221

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
2016	$255	$33	$14	$302
2017	—	128	74	202
2018	78	55	3	136
2019	300	62	3	365
2020	1,059	775	3	1,837
Thereafter	1,310	1,294	454	3,058

Total Principal repayments	3,002	2,347	551	5,900

Deferred financing costs	(47)	6	(7)	(48)

Total—Dec. 31, 2015	$2,955	$2,353	$544	$5,852

Total—Dec. 31, 2014	$3,065	$2,495	$661	$6,221

        The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Dec. 31, 2015	5%	6%	5%	3%	5%
Dec. 31, 2014	6%	5%	4%	3%	5%

        Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2015	Local Currency		Dec. 31, 2014	Local Currency
Australian dollars	$2,823	AUD	3,874	$2,859	AUD	3,499
British pounds	1,544	GBP	1,047	1,540	GBP	988
U.S. dollars	292	USD	292	285	USD	285
Chilean Unidad de Fomento(1)	846	UF	23	884	UF	22
Canadian dollars	221	CAD	306	395	CAD	459
Colombian Peso	126	COP	400,155	168	COP	400,155
Brazilian reais	—	BRL	—	90	BRL	239

(1)
Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

        Subsequent to year end, Brookfield Infrastructure entered into a $500 million credit facility with Brookfield to be used for general corporate purposes and capital expenditures, if required. The facility is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on February 11, 2017. All obligations of Brookfield Infrastructure under the facility are guaranteed by the partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 2.00%.

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 19.  SUBSIDIARY PUBLIC ISSUERS

        Wholly-owned subsidiaries of the partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the "Debt Issuers") and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the "Issuers"), have filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$2 billion (or the equivalent in other currencies).

        On October 30, 2015, the Debt Issuers issued C$500 million of medium-term notes in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three-year and five-year bonds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.8%.

        On March 11, 2015, the Debt Issuers issued C$450 million of medium-term notes maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

        On October 10, 2012, the Debt issuers issued C$400 million of medium-term notes maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

        These notes are unconditionally guaranteed by the partnership and its subsidiaries the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and, in the case of the notes issued in October 2012, Brookfield Infrastructure LLC.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables set forth consolidated summary financial information for the partnership and the Issuers:

For the year ended December 31, 2015 (US$ MILLIONS)	The partnership(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	The partnership consolidated
Revenues	$—	$—	$—	$1,855	$1,855
Net income (loss) attributable to partnership(1)	166	—	298	(166)	298

For the year ended December 31, 2014
Revenues	$—	$—	$—	$1,924	$1,924
Net income (loss) attributable to partnership(1)	101	—	184	(101)	184

For the year ended December 31, 2013
Revenues	$—	$—	$—	$1,826	$1,826
Profit (loss) from continuing operations attributable to partnership(1)	(64)	—	(60)	64	(60)
Net income (loss) attributable to partnership(1)	(63)	—	(58)	63	(58)

As at December 31, 2015
Current assets	$—	$3	$—	$1,550	$1,553
Non-current assets	3,979	293	6,052	5,858	16,182
Current liabilities	—	5	—	1,205	1,210
Non-current liabilities	—	979	—	8,370	9,349
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	1,518	1,518
Non-controlling interests—in operating subsidiaries	—	—	—	1,608	1,608
Preferred unitholders	—	—	—	189	189

As at December 31, 2014
Current assets	$—	$3	$—	$1,557	$1,560
Non-current assets	3,493	351	4,658	6,433	14,935
Current liabilities	—	5	—	816	821
Non-current liabilities	—	350	—	9,002	9,352
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	1,321	1,321
Non-controlling interests—in operating subsidiaries	—	—	—	1,444	1,444

(1)
Includes net income (loss) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(2)
Includes investments in all subsidiaries of the partnership under the equity method.

(3)
Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation's investment in Brookfield Infrastructure LLC, which is presented on a combined basis as Brookfield Infrastructure LLC is a guarantor of the medium term notes issued in October 2012. As at and for the year ended December 31, 2015, the presentation of Brookfield Infrastructure US Holdings I Corporation's investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

(4)
Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 20.  PREFERRED SHARES

        As at December 31, 2015, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively (2014: $5 million, $5 million and $10 million, respectively). Each preferred share is non-voting preferred and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2015, there are no dividends in arrears.

NOTE 21.  REVENUES

        Brookfield Infrastructure's revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2015	2014	2013
Utilities
Regulated Terminal Operation	$330	$384	$454
Electricity Transmission	43	62	62
Regulated Distribution	491	505	402
Transport
Rail	316	370	371
Ports	220	226	205
Toll Roads	113	105	108
Energy
Transmission, Distribution & Storage	105	100	110
District Energy	237	172	114

	$1,855	$1,924	$1,826

NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2015	2014	2013
Interest on corporate facility	$5	$3	$2
Interest on corporate debt	22	11	11
Interest on non-recourse borrowings	334	343	344
Other financing fees	6	5	5

	$367	$362	$362

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 23.  PAYROLL EXPENSE

        The partnership has no key employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel, details of the management fees paid during the year are disclosed in Note 32. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        Throughout the year, the General Partner in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2015 (2014: less than $1 million, 2013: less than $1 million).

        For the year ended December 31, 2015, payroll expense, including benefits at Brookfield Infrastructure's subsidiaries was $212 million (2014: $203 million; 2013: $208 million).

NOTE 24.  NON-WHOLLY OWNED SUBSIDIARIES

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2015
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
UK regulated distribution operation	$96	$3,075	$218	$1,871	$210	$872
Australian regulated terminal operation	37	2,192	261	1,635	90	243
Colombian regulated distribution operation	46	629	20	341	256	58
Transport
UK port operation	68	852	57	441	175	247
Chilean toll roads	126	1,052	30	901	120	127
Brazilian toll road	6	299	—	—	144	161
Energy
North American gas storage operation	1	114	1	42	60	12
North American west coast gas storage operation	10	102	7	6	60	39
Canadian district energy operation	16	522	11	275	188	64
U.S. district energy operation	27	636	22	533	57	51
Corporate & Other
Holding LP	470	1,522	425	1,470	248	(151)

Total	$903	$10,995	$1,052	$7,515	$1,608	$1,723

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

	As of December 31, 2014
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
UK regulated distribution operation	$61	$2,914	$200	$1,873	$177	$725
Australian regulated terminal operation	64	2,336	23	2,004	106	267
New England electricity transmission operation (note 5)	256	—	199	—	43	14
Colombian regulated distribution operation	55	724	16	414	286	63
Transport
UK port operation	54	792	62	462	132	190
Chilean toll roads	107	1,107	38	947	111	118
Brazilian toll road	9	266	3	88	184	—
Energy
North American gas storage operation	1	120	3	52	55	11
North American west coast gas storage operation	9	129	9	26	63	40
Canadian district energy operation	43	555	16	314	200	68
U.S. district energy operation	23	647	17	535	70	48
Corporate & Other
Holding LP	483	132	247	381	17	(30)

Total	$1,165	$9,722	$833	$7,096	$1,444	$1,514

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2015
		Attributable to non-controlling interest			Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Distributions	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
UK regulated distribution operation	$339	$21	$25	$14	$122	$101
Australian regulated terminal operation	330	15	(4)	28	68	(9)
Colombian regulated distribution operation	152	13	(26)	17	16	(9)
Transport
UK port operation	220	7	13	—	22	18
Chilean toll roads	113	(7)	(20)	—	(15)	(21)
Energy
North American gas storage operation	7	(1)	5	—	(1)	1
North American west coast gas storage operation	13	(7)	—	—	(11)	—
Canadian district energy operation	80	—	6	21	—	2
U.S. district energy operation	114	(6)	8	11	(3)	5
Corporate & Other
Holding LP	21	55	(90)	—	5	(32)

Total	$1,389	$90	$(83)	$91	$203	$56

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2015			Year ended December 31, 2014
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
UK regulated distribution operation	$164	$(242)	$92	$194	$(202)	$(7)
Australian regulated terminal operation	103	(37)	(67)	114	(27)	(99)
New England electricity transmission operation	2	—	(2)	10	—	(10)
Colombian regulated distribution operation	16	(6)	(7)	39	(1)	(75)
Transport
UK port operation	19	(66)	61	50	(47)	(12)
Chilean toll roads	70	—	(38)	63	(8)	(16)
Energy
North American gas storage operation	(1)	—	—	(1)	1	(1)
North American west coast gas storage operation	(2)	(1)	1	6	—	—
Canadian district energy operation	22	(16)	(23)	32	(23)	(40)
U.S. district energy operation	21	(13)	(7)	47	(30)	(16)
Corporate & Other
Holding LP	92	(650)	554	(137)	(569)	458

Total	$506	$(1,031)	$564	$417	$(906)	$182

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

	Cash Flow Activities
	Year ended December 31, 2013
US$ MILLIONS	Operating	Investing	Financing
Utilities
UK regulated distribution operation	$159	$(155)	$(8)
Australian regulated terminal operation	110	(36)	(103)
New England electricity transmission operation	8	—	(8)
Colombian regulated distribution operation	33	(10)	(18)
Transport
UK port operation	30	(15)	(17)
Chilean toll roads	29	5	(26)
Energy
North American gas storage operation	6	18	(19)
North American west coast gas storage operation	—	—	—
Canadian district energy operation	31	(25)	70
U.S. district energy operation	3	—	—
Timber
U.S. freehold timberlands	41	(25)	(41)
Canadian freehold timberlands	17	(15)	(8)
Corporate & Other
Holding LP	(1)	242	28

Total	$466	$(16)	$(150)

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 25.  INCOME TAXES

        The partnership is a flow through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

(a)
Deferred Income Tax Balances

        The sources of deferred income tax balances are as follows:

	As of December 31
US$ MILLIONS	2015	2014
Deferred income tax assets
Tax losses carried forward	$239	$232
Financial instruments and other	126	200

	$365	$432

Deferred income tax liabilities
Property, plant and equipment and investment properties	$(1,145)	$(1,200)
Intangible assets	(523)	(574)

	$(1,668)	$(1,774)

Net deferred income tax liabilities	$(1,303)	$(1,342)

Reflected in the statement of financial position as follows:
Deferred income tax assets	$72	$99
Deferred income tax liabilities	(1,375)	(1,441)

Net deferred income tax liabilities	$(1,303)	$(1,342)

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2015	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2015
Deferred income tax assets related to non-capital losses and capital losses	$232	$22	$—	$(29)	$14	$239
Deferred income tax liabilities related to differences in tax and book basis, net	(1,574)	4	(141)	172	(3)	(1,542)

Net deferred income tax liabilities	$(1,342)	$26	$(141)	$143	$11	$(1,303)

		Recognized in
US$ MILLIONS	Jan. 1, 2014	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2014
Deferred income tax assets related to non-capital losses and capital losses	$213	$50	$—	$(22)	$(9)	$232
Deferred income tax liabilities related to differences in tax and book basis, net	(1,384)	(99)	(140)	133	(84)	(1,574)

Net deferred income tax liabilities	$(1,171)	$(49)	$(140)	$111	$(93)	$(1,342)

(1)
Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.

        In 2015, net deferred taxes of $19 million with respect to the European energy distribution operation, a business that is classified as held for sale in the financial statements has been included in the $14 million net deferred income tax liability under acquisitions / dispositions in the source of deferred income tax balances and movements noted above.

        In 2014, net deferred taxes of $43 million with respect to the New England electricity transmission operations, a business that is classified as held for sale in the financial statements has been included in the $93 million net deferred income tax liability under acquisitions / dispositions in the source of deferred income tax balances and movements noted above.

        The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $615 million (2014: $683 million). Of the $615 million (2014: $683 million) deductible temporary differences not recognized, $371 million (2014: $416 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $244 million (2014: $267 million) relates to non-capital losses, of which $nil (2014: $59 million) expire between 2024 to 2030 and $244 million (2014: $208 million) that carry forward indefinitely and have no expiry dates.

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(b)
Income Tax Recognized in Profit or Loss

        The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2015	2014	2013
Tax (benefit) expense comprises:
Current income tax expense	$22	$30	$3
Deferred income tax (benefit) expense
Origination and reversal of temporary differences	4	17	49
Changes in tax rates or the imposition of new taxes	(28)	22	(39)
Previously unrecognized deferred taxes	(2)	10	(11)

Total income tax (benefit) expense	$(4)	$79	$2

Net income before income tax expense reconciles income to tax expense (recovery) as follows:
Net income before income tax	$388	$316	$295

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	74	78	85
Change in substantively enacted tax rates	(28)	23	(39)
Earnings from investments in associates and joint ventures	(16)	(11)	(36)
Non-taxable portion of loss	2	(1)	—
Income not assessable	(25)	(5)	(5)
International operations subject to different tax rates	(8)	(8)	(8)
Permanent differences and other	(3)	3	5

Income tax (benefit) expense recognized in profit or loss	$(4)	$79	$2

        As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure's subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

        The partnership has approximately $2,140 million (2014: $1,908 million) of temporary differences associated with investments in subsidiaries, associates and joint ventures for which no deferred income taxes have been provided.

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(c)
Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2015	2014	2013
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(130)	$(143)	$(185)
Cash flow hedges	(15)	—	7
Other	4	3	—

Total income tax expense recognized directly in other comprehensive income	$(141)	$(140)	$(178)

NOTE 26.  PARTNERSHIP CAPITAL

        As at December 31, 2015, our partnership's capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of Brookfield Infrastructure. The Holding LP's capital structure is composed of four classes of partnership units: special limited partner units, preferred limited partnership units, managing general partner units and Redeemable Partnership Units held by Brookfield.

        In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on partnership units exceed specified target levels. To the extent distributions on partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the year, the partnership paid incentive distributions of $64 million (2014: $44 million, 2013: $31 million).

        The Holding LP has issued 66.8 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units at the market price of the partnership. This right is subject to the partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of the partnership's units subject to certain customary adjustments. Both the units issued by the partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the partnership. The partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(a)
Special and Limited Partnership Capital

	Special Limited Partner Units			Limited partnership units			Total
UNITS MILLIONS	2015	2014	2013	2015	2014	2013	2015	2014	2013
Authorized to issue
On issue at January 1	1.1	1.1	1.1	150.3	150.2	143.6	151.4	151.3	144.7
Issued for cash	—	—	—	11.8	0.1	6.6	11.8	0.1	6.6

On issue at December 31	1.1	1.1	1.1	162.1	150.3	150.2	163.2	151.4	151.3

	General partner			Limited partners'			Total
US$ MILLIONS	2015	2014	2013	2015	2014	2013	2015	2014	2013
Opening balance	$19	$19	$19	$3,201	$3,199	$2,955	$3,220	$3,218	$2,974
Share issuance	—	—	—	582	2	244	582	2	244
Purchased and cancelled	—	—	—	(67)	—	—	(67)	—	—

Ending balance	$19	$19	$19	$3,716	$3,201	$3,199	$3,735	$3,220	$3,218

        In April 2015, Brookfield Infrastructure issued 13.4 million units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 72% to 71% in the partnership's ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $39 million that was recognized directly in equity.

        The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the Statements of Partnership Capital. Amounts in accumulated other comprehensive income at the date of the unit offering that were attributable to the limited partners were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield.

        During the year ended December 31, 2015, Brookfield Infrastructure repurchased and cancelled 1.6 million units for $67 million and incurred less than $1 million in commission costs. As Brookfield's Redeemable Partnership Units were not repurchased concurrently, this resulted in a decrease of 71% to 70% in the partnership's ownership interest in the Holding LP, without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the carrying value of the Redeemable Partnership Units resulted in a gain of $10 million that was recognized directly in equity.

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

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        In June 2010, we implemented a distribution reinvestment plan (the "Plan") that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued less than 1 million units for proceeds of $6 million (2014: less than 1 million units for proceeds of $2 million, 2013: less than 1 million units for proceeds of $7 million) under the Plan.

        The weighted average number of special limited partner units outstanding for the year ended December 31, 2015 was 1.1 million (2014: 1.1 million; 2013: 1.1 million). The weighted average number of units outstanding for the year ended December 31, 2015 was 159.3 million (2014: 150.3 million; 2013: 147.8 million).

(b)
Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2015	2014	2013
Authorized to issue
On issue at January 1	58.7	58.7	56.1
Issued for cash	8.1	—	2.6

On issue at December 31	66.8	58.7	58.7

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2015	2014	2013
Opening balance	$1,178	$1,178	$1,084
Share issuance	350	—	94

Ending balance	$1,528	$1,178	$1,178

        In April 2015, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

        In May 2013, Brookfield Infrastructure issued 2.6 million Redeemable Partnership Units to Brookfield for proceeds of $94 million.

        The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2015 was 64.6 million (2014: 58.7 million; 2013: 57.8 million).

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

c)
Preferred Unitholders' Capital

	Preferred Units
UNTIS MILLIONS	2015	2014	2013
Authorized to issue
On issue at January 1	—	—	—
Issued for cash	10.0	—	—

On issue at December 31	10.0	—	—

	Preferred Units
US$ MILLIONS	2015	2014	2013
Opening balance	$—	$—	$—
Share issuance	189	—	—

Ending balance	$189	$—	$—

        On March 12, 2015, our partnership amended its limited partnership agreement to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On March 12, 2015, the limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP preferred units, authorize and create the cumulative class A preferred units ("Holding LP Class A Preferred Units"), cumulative class A preferred units, Series 1 ("Holding LP Series 1 Preferred Units") and cumulative class A preferred units, Series 2 ("Holding LP Series 2 Preferred Units") with terms substantially mirroring the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively. On March 12, 2015, our partnership issued five million Series 1 Preferred Units at an offering price of C$25.00 per unit under its shelf registration in Canada. Our Partnership acquired five million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. The Series 1 Preferred Units are redeemable at the partnership's option on June 30, 2020 and on June 30 every five years thereafter for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every 5 years thereafter. Holders of Series 2 Preferred Units and Holding LP Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        On December 8, 2015 our partnership amended its limited partnership agreement to authorize and create two additional series of Class A Preferred Units, being the Series 3 Preferred Units and the Series 4 Preferred Units, and to make certain consequential changes resulting from such authorization and creation. On December 8, 2015, the limited partnership agreement of the Holding LP was also amended to authorize and create cumulative class A preferred units, Series 3 (the "Holding LP Series 3 Preferred Units") and the cumulative class A preferred units, Series 4 (the "Holding LP Series 4 Preferred Units") with terms substantially mirroring the Series 3 Preferred Units and Series 4 Preferred Units, respectively. On December 8, 2015, our partnership issued five million Series 3 Preferred Units at an offering price of C$25.00 per unit under its shelf registration in Canada. Our Partnership acquired five million Holding LP Series 3 Preferred Units at the offering price. Holders of the Series 3 Preferred Units and Holding LP Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. The Series 3 Preferred Units are redeemable on December 31, 2020 and on December 31 every five years thereafter for C$25.00 together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2020 and on December 31 every 5 years thereafter. Holders of Series 4 Preferred Units and Holding LP Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%.

        On August 5, 2015 the Toronto Stock Exchange ("TSX") accepted a notice filed by Brookfield Infrastructure to commence a normal course issuer bid for its Series 1 Preferred Units. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase up to 0.5 million Series 1 Preferred Units, representing 10% of the total public float of Series 1 Preferred Units. Repurchases were authorized to commence on August 7, 2015 and will terminate on August 6, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date. All purchases will be made through the facilities of the TSX and all Series 1 Preferred Units acquired under the normal course issuer bid will be cancelled.

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 27.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)
Attributable to Limited Partners'

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2013	$652	$(94)	$(65)	$(63)	10	$(6)	$254	$688
Other comprehensive income (loss)	160	(334)	101	(33)	4	(19)	88	(33)

Balance at December 31, 2014	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655

Other comprehensive income (loss)	250	(472)	64	(45)	(23)	13	127	(86)
Other items (note 26)	(20)	11	(1)	1	—	(1)	(4)	(14)

Balance at December 31, 2015	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555

(b)
Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2013	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive income (loss)	1	(2)	1	—	—	—	(1)	(1)

Balance at December 31, 2014	$6	$(2)	$1	$(1)	$—	$—	$1	$5

Other comprehensive income (loss)	1	(3)	—	—	—	—	1	(1)

Balance at December 31, 2015	$7	$(5)	$1	$(1)	$—	$—	$2	$4

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

(c)
Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2013	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive income (loss)	63	(130)	39	(13)	2	(6)	33	(12)

Balance at December 31, 2014	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283

Other comprehensive income (loss)	103	(187)	25	(19)	(10)	5	51	(32)
Other items (note 26)	9	(11)	1	(1)	—	1	4	3

Balance at December 31, 2015	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254

NOTE 28.  DISTRIBUTIONS

        For the year ended December 31, 2015, distributions to partnership unitholders were $479 million or $2.12 per unit (2014: $404 million or $1.92 per unit, 2013: $357 million or $1.72 per unit). Additionally, incentive distributions were made to the general partner of $64 million (2014: $44 million, 2013: $31 million).

        On February 2, 2016 the Board of Directors has declared a quarterly distribution in the amount of $0.57 per unit, payable on March 31, 2016 to unitholders of record as of the close of business on February 29, 2016.

        For the year ended December 31, 2015, the partnership declared distributions C$4.5 million or C$0.45 per preferred unit.

NOTE 29.  CONTINGENT ASSETS & LIABILITIES

        Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $126 million (2014: $137 million). These guarantees are generally supported by cash on deposit with banks.

        The partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.

NOTE 30.  CONTRACTUAL COMMITMENTS

        In the normal course of business, the partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives and network upgrades at our Australian rail operation and committed expenditures associated with gas and electricity sales contracts at our UK regulated distribution operation. As at December 31, 2015, the partnership had $524 million (2014: $387 million) of such commitments outstanding.

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

NOTE 31.  RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2015 was less than $1 million (2014: less than $1 million, 2013: less than $1 million). The discount rate used was 6.1%
(2014: 3.5%, 2013: 4.8%) with a rate of compensation of 3.3% (2014: 3.1%, 2013: 3.3%).

US$ MILLIONS	2015	2014
Plan assets	$222	$288
Less accrued benefit obligation	(279)	(387)

Accrued benefit liability	$(57)	$(99)

NOTE 32.  RELATED PARTY TRANSACTIONS

        In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a)
Transactions with the immediate parent

        Throughout the year, the General Partner, in its capacity as the partnership's general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2015 (2014: less than $1 million).

b)
Transactions with other related parties

        Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $126 million for the year ended December 31, 2015 (2014: $107 million, 2013: $102 million).

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding units of the partnership (assuming full conversion of Brookfield's Redeemable Partnership Units in the Holdings LP into units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure's Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

        During the year ended December 31, 2015, $8 million was reimbursed at cost to the Service Provider (2014: $8 million, 2013: $8 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. At December 31, 2015, Brookfield Infrastructure's deposit balance with Brookfield was less than $1 million (December 31, 2014: less than $1 million) and earned interest of $1 million year ended December 31, 2015
(2014: less than $1 million, 2013: less than $1 million).

        Brookfield Infrastructure's North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the year ended December 31, 2015, revenues of $1 million were generated (2014: less than $1 million, 2013: less than $1 million) and expenses of less than $1 million were incurred (2014: less than $1 million, 2013: less than $1 million).

        Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of the partnership and certain subsidiaries. During the year ended December 31, 2015, Brookfield Infrastructure paid less than $1 million for these services (2014: less than $1 million, 2013: less than $1 million).

NOTE 33.  DERIVATIVE FINANCIAL INSTRUMENTS

        Brookfield Infrastructure's activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

        The aggregate notional amount of Brookfield Infrastructure's derivative positions at December 31, 2015 and 2014 were as follows:

US$ MILLIONS	Note	2015	2014
Foreign exchange contracts	(a)	$3,898	$2,689
Interest rates swaps and other	(b)	4,727	4,755

		$8,625	$7,444

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following table presents the change in fair values of Brookfield Infrastructure's derivative positions during the years ended December 31, 2015 and 2014:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Gains/(Losses) on Derivative Financial Liabilities	Net Change During 2015	Net Change During 2014
Foreign exchange derivatives	$94	$(44)	$50	$179
Interest rate derivative	$357	$(133)	$224	120

	$451	$(177)	$274	$299

(a)
Foreign Exchange

        Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2015 and 2014.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2015	2014	2015	2014
Foreign exchange contracts
Australian dollars	$1,853	$1,422	0.73	0.88
British pounds	995	984	1.51	1.62
European Union euros	252	131	1.15	1.28
Canadian dollars	26	152	0.83	0.89
Brazilian reai	58	—	4.31	—
Foreign exchange call options
Australian dollars	714	—	0.81	—

	$3,898	$2,689

(b)
Interest Rates

        At December 31, 2015, Brookfield Infrastructure held interest rate swap contracts having an aggregate notional amount of $4,357 million (2014: $4,364 million, 2013: $5,087 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $370 million
(2014: $391 million, 2013: $416 million).

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying Brookfield Infrastructure's derivative instruments by term to maturity as at December 31, 2015 and the comparative notional amounts at December 31, 2014, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2015				2014
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$1,647	$632	$—	$2,279	$640
Interest rate derivatives
Interest rate swaps and other	408	—	55	463	690
Inflation linked swap	—	—	370	370	391

	$2,055	$632	$425	$3,112	$1,721

Elected for hedge accounting
Foreign exchange derivatives	$1,228	$391	$—	$1,619	$2,049
Interest rate derivatives
Interest rate swaps	1,057	1,002	1,835	3,894	3,674

	$2,285	$1,393	$1,835	$5,513	$5,723

        The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2015 and 2014 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2015			2014
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$3,894	$189	(3)	$3,674	$(41)	$—
Net investment hedges	1,619	(5)	—	2,049	141	—

	$5,513	$184	(3)	$5,723	$100	$—

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

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 34.  FINANCIAL RISK MANAGEMENT

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

(a)
Capital Risk Management

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2014.

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2015	2014
Subsidiary and corporate borrowings	$7,232	$6,809
Preferred shares	20	20
Cash and cash equivalents(1)	(1,480)	(494)

Net Debt	5,772	6,335
Total partnership capital	7,176	6,322

Total capital and net debt	$12,948	$12,657

Net debt to capitalization ratio	45%	50%

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

        Generally, Brookfield Infrastructure's equity strategy is to issue equity in conjunction with acquisitions. However, Brookfield Infrastructure may also issue equity opportunistically to enhance its liquidity to pursue investments. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

        As disclosed within borrowings (note 18), Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

        During the years ended December 31, 2015 and 2014, there were no breaches of any loan covenants within Brookfield Infrastructure.

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

        Brookfield Infrastructure's estimated corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2015	2014
Corporate cash and financial assets	$286	$317
Availability under committed credit facility	1,875	1,400
Draws on credit facility	(407)	(246)
Commitments under credit facility	(83)	(110)

Estimated corporate liquidity	$1,671	$1,361

(1)
Corporate level only.

        Brookfield Infrastructure's $1.875 billion committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until June 30, 2020. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2015, there was $407 million drawn on this facility
(2014: $246 million, 2013: $nil) and $83 million was committed to letters of credit (2014: $110 million, 2013: $99 million).

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

December 31, 2015 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$345	$30	$11	$111	$497
Interest-bearing liabilities(1)	563	761	2,769	5,632	9,725
Finance lease liabilities	1	2	—	—	3
Other financial liabilities	1	1	4	1	7
Derivative liabilities:
Net settled interest rate swaps	50	40	143	(356)	(123)
Net settled foreign currency exchange forward contracts	—	—	—	—	—
Net settled inflation swaps	11	11	76	156	254
Other derivative liabilities	4	—	—	21	25

(1)
Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $257 million, $275 million, $764 million and $1,147 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the statement of financial position date.

December 31, 2014 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Non-derivative financial liabilities:
Accounts payable and other liabilities	$413	$85	$8	$121	$627
Interest-bearing liabilities(2)	347	637	1,840	6,843	9,667
Finance lease liabilities	3	1	2	1	7
Other financial liabilities	—	—	16	43	59
Derivative liabilities:
Net settled interest rate swaps	48	34	112	(209)	(15)
Net settled foreign currency exchange forward contracts	2	2	4	3	11
Net settled inflation swaps	48	12	92	190	342
Other derivative liabilities	8	8	6	50	72

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

        Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. The partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2015 the balance of the portfolio was $1,200 million (2014 $305 million), a 10% change in the value of the portfolio would impact our equity by $120 million and result in an impact on the Consolidated Statement of Comprehensive income of $120 million.

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

	2015		2014		2013
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$2	$(2)	$3	$(3)	$2	$(2)
Other comprehensive (loss) income	(2)	2	(5)	5	(4)	4

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

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2015, 2014 and 2013:

2015 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$234	$380	$470	$6	$126	$291	$—	$46	$1,553
Non-current assets	2,485	5,816	3,927	1,020	1,052	636	618	629	16,182

	$2,719	$6,196	$4,397	$1,026	$1,178	$927	$618	$675	$17,735

Liabilities:
Current liabilities	$502	$103	$434	$—	$30	$122	$—	$20	$1,210
Non-current liabilities	1,714	3,745	2,312	—	902	334	—	342	9,349

	2,216	3,848	2,746	—	932	456	—	362	10,559

Non-controlling interest—in operating subsidiaries	188	269	385	141	121	248	—	256	1,608
Non-controlling interest—Redeemable Partnership Units held by Brookfield	36	587	357	249	35	63	175	16	1,518

Net investment	$279	$1,492	$909	$636	$90	$160	$443	$41	$4,050

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

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

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

  •
  Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate.

	Impact on Net Income
	2015		2014		2013
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$—	$—	$—	$—	$(5)	$5
USD/AUD	8	(8)	9	(9)	15	(15)
USD/EUR	5	(5)	2	(2)	1	(1)
USD/GBP	5	(5)	13	(13)	(3)	3
USD/BRL	—	—	—	—	1	(1)
USD/CLP	1	(1)	4	(4)	(1)	1
USD/CDN	1	(1)	3	(3)	(1)	1

	Impact on Partnership Capital
	2015		2014		2013
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/NZD	$—	$—	$—	$—	$—	$—
USD/AUD	24	(24)	11	(11)	71	(71)
USD/EUR	18	(18)	3	(3)	2	(2)
USD/GBP	23	(23)	—	—	—	—
USD/CLP	13	(13)	12	(12)	31	(31)
USD/COP	6	(6)	6	(6)	6	(6)
USD/BRL	89	(89)	104	(104)	77	(77)
USD/CDN	11	(11)	—	—	—	—
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

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 35.  SEGMENT INFORMATION

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

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest
									As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$698	$1,143	$349	$123	$—	$2,313	$(1,044)	$586	$1,855
Direct operating costs	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)

Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244	—
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)

FFO	387	398	90	60	(127)	808	(341)	125	—
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred income taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items	(1)	(3)	(3)	—	70	63	(12)	32	83
Valuation (losses) gains and other	(15)	(64)	(11)	(13)	(17)	(120)	79	34	(7)
Share of earnings from associates and joint ventures	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(90)	(90)

Net income (loss) attributable to partnership(2)	$210	$135	$—	$15	$(62)	$298	$—	$—	$298

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(958)	$597	$1,924
Direct operating costs	(217)	(639)	(172)	—	(1,028)	486	(304)	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(472)	293	—
Other income (expense)	6	(34)	—	26	(2)	23	(10)	11
Interest expense	(158)	(173)	(71)	(14)	(416)	160	(106)	(362)

FFO	367	392	68	(103)	724	(289)	177	—
Depreciation and amortization	(155)	(250)	(76)	—	(481)	212	(111)	(380)
Deferred income taxes	(27)	8	5	16	2	(37)	(14)	(49)
Mark-to-market on hedging items	7	4	(4)	32	39	(3)	2	38
Valuation (losses) gains and other	(38)	(51)	11	(22)	(100)	67	(9)	(42)
Share of earnings from associates	—	—	—	—	—	50	—	50
Net income attributable to non-controlling interest	—	—	—	—	—	—	(45)	(45)

Net income (loss) attributable to partnership(2)	$154	$103	$4	$(77)	$184	$—	$—	$184

	Total attributable to Brookfield Infrastructure						Attributable to non- controlling interest
						Contribution from investments in associates			As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2013 US$ MILLIONS								Discontinued Operations
	Utilities	Transport	Energy	Other	Total
Revenues	$831	$1,054	$323	$83	$2,291	$(933)	$551	$(83)	$1,826
Costs attributed to revenues	(284)	(557)	(186)	(44)	(1,071)	491	(287)	44	(823)
General and administrative costs	—	—	—	(110)	(110)	—	—	—	(110)

Adjusted EBITDA	547	497	137	(71)	1,110	(442)	264	(39)	—
Other income (expense)	5	(18)	2	6	(5)	17	(13)	18	17
Interest expense	(175)	(153)	(69)	(26)	(423)	156	(108)	13	(362)

FFO	377	326	70	(91)	682	(269)	143	(8)	—
Depreciation and amortization	(147)	(183)	(70)	—	(400)	163	(92)	—	(329)
Impairment charge	—	—	(275)	—	(275)	275	—	—	—
Deferred income taxes	(8)	7	19	(83)	(65)	(11)	22	55	1
Gain on sale of associates	35	—	—	18	53	—	—	—	53
Mark-to-market on hedging items	7	(9)	3	6	7	3	9	—	19
Valuation (losses) gains and other	(28)	(76)	(1)	45	(60)	56	(2)	(49)	(55)
Share of earnings from associates	—	—	—	—	—	(217)	—	—	(217)
Income from discontinued operations net of tax	—	—	—	—	—	—	—	45	45
Net income attributable to non-controlling interest	—	—	—	—	—	—	(80)	(43)	(123)

Net income (loss) attributable to partnership(2)	$236	$65	$(254)	$(105)	$(58)	$—	$—	$—	$(58)

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure's proportionate results to the partnership's Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from the partnership's investments in associates and joint ventures and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment for the years under review:

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure
Total assets	$4,805	$4,970	$1,816	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

(1)
The above table provides each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure's proportionate assets to total assets presented on the partnership's Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Geographic Information

Revenues from external customers

US$ MILLIONS	2015	2014	2013
Australia	$699	$804	$818
United Kingdom	635	621	556
Colombia	152	194	189
Canada	118	126	131
Chile	113	105	108
United States of America	138	74	24

	$1,855	$1,924	$1,826

        Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure's total revenues.

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

Non-current Assets(1)

US$ MILLIONS	2015	2014
Australia	$5,816	$5,147
United Kingdom	3,927	3,911
Chile	1,704	1,831
Brazil	1,021	1,305
United States of America	1,832	952
Canada	636	900
Colombia	629	724
Europe	617	165

	$16,182	$14,935

(1)
Non-current assets is comprised of property, plant and equipment, intangible assets, investments in associates and joint ventures, goodwill, investment properties and other non-current assets.

NOTE 36.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2015	2014	2013
Interest paid	$332	$328	$334
Income taxes paid	$22	$43	$25

        Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.

        Details of "Changes in non-cash working capital, net" on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2015	2014	2013
Accounts receivable	$27	$34	$30
Prepayments and other	1	18	(4)
Accounts payable and other	(110)	2	(45)

Changes in non-cash working capital, net	$(82)	$54	$(19)

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014

NOTE 37.  SUBSEQUENT EVENTS

a)
Asciano Acquisition Break Fee

        On February 18, 2016, the takeover bid made by Brookfield Infrastructure and institutional partners ("Brookfield Consortium") for Asciano Limited ("Asciano") lapsed following the withdrawal of its recommendation by the board of directors of Asciano. As a result, an A$88 million payment was made to the Brookfield Consortium. Brookfield Infrastructure's share of this payment was $25 million, net of transaction costs.

F-86 Brookfield Infrastructure