Form 20-F
period 2016-12-31
Brookfield Infrastructure Partners L.P.
filed 2017-03-07
CIK 1406234

Use these links to rapidly review the document

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. INDEX TO FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2016
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

259,450,045 Limited Partnership Units as of December 31, 2016

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS

        Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms "Brookfield Infrastructure", "we", "us" and "our" refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities (each as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to "dollars", "$", "US$" or "USD" are to U.S. dollars, all references to "C$" or "CAD" are to Canadian dollars, all references to "A$" or "AUD" are to Australian dollars, all references to "CLP" are to Chilean pesos, all references to "COP" are to Colombian pesos, all references to "reais", "BRL" or "R$" are to Brazilian reais, all references to "rupees", "INR" or "I$" are to Indian rupees, and all references to "UF" are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. In addition, all references to "£" or "GBP" are to pound sterling, all references to "NZD" are to New Zealand dollars, all references to "€" or "EUR" are to Euros, all references to "PEN" are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:

  •
  "Brookfield" are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

  •
  "Brookfield Asset Management" are to Brookfield Asset Management Inc.;

  •
  our "current operations" are to the businesses in which we hold an interest as set out in Item 4.B "Business Overview";

  •
  our "communications infrastructure operations" are to our interest in French communication tower infrastructure operations and, subject to the completion of the acquisition of certain telecommunications tower assets from Reliance Communications Limited, Indian communication tower infrastructure operations, as described in Item 4.B "Business Overview—Our Operations—Communications Infrastructure—Overview";

  •
  our "energy operations" are to our interest in North American gas transmission operations in the U.S., North American natural gas storage operations in the U.S. and Canada, North American district energy operations in the U.S. and Canada, and Australian energy distribution operations, as described in Item 4.B "Business Overview—Our Operations—Energy—Overview";

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

  •
  the "Infrastructure Special LP" are to Brookfield Infrastructure Special L.P., a subsidiary of Brookfield Asset Management, which is the special limited partner of the Holding LP and "Special Limited Partner Units" refers to the units of the Holding LP that the Infrastructure Special LP holds in such capacity;

  •
  "Licensing Agreements" are to the licensing agreements described in Item 7.B "Related Party Transactions—Licensing Agreements";

  •
  our "Limited Partnership Agreement" are to the amended and restated limited partnership agreement of our partnership, as amended from time to time;

Brookfield Infrastructure 1

  •
  the "managing general partner" are to our partnership in its capacity as managing general partner of the Holding LP and "Managing General Partner Units" refers to the units of the Holding LP that our partnership holds in such capacity;

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

  •
  "NTS Acquisition" means the transaction pursuant to which our partnership and its institutional partners have entered into agreements to acquire a stake in Nova Transportadora do Sudeste S.A. ("NTS"), a system of natural gas transmission assets, from Petróleo Brasileiro S.A. ("Petrobras"). Completion of this transaction is subject to satisfaction of all conditions and regulatory approval.

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

  •
  "Redeemable Partnership Unit" is a limited partnership unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement";

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

  •
  "Service Recipients" are to our partnership, the Holding LP and certain of the Holding Entities in their capacity as recipients of services under the Master Services Agreement;

2 Brookfield Infrastructure

  •
  "spin-off" are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 35,016,762 of our units on January 31, 2008;

  •
  our "transport operations" are to our interests in Australian and Brazilian rail operations, port operations in the U.S., the U.K., Europe, Australia, and New Zealand, toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B "Business Overview—Our Operations—Transport—Overview";

  •
  our "units" are to the limited partnership units in our partnership other than the preferred units, references to our "preferred units" are to preferred limited partnership units in our partnership and references to our "unitholders" and "preferred unitholders" are to the holders of our units and preferred units, respectively;

  •
  "Class A Preferred Units", "Series 1 Preferred Units", "Series 2 Preferred Units", "Series 3 Preferred Units", "Series 4 Preferred Units", "Series 5 Preferred Units", "Series 6 Preferred Units", "Series 7 Preferred Units" and "Series 8 Preferred Units" are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 6, cumulative class A preferred limited partnership units, series 7 and cumulative class A preferred limited partnership units, series 8 in our partnership, respectively;

  •
  "Holding LP Class A Preferred Units", "Holding LP Series 1 Preferred Units", "Holding LP Series 3 Preferred Units", "Holding LP Series 5 Preferred Units" and "Holding LP Series 7 Preferred Units" are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 5 and cumulative class A preferred limited partnership unit, series 7 of the Holding LP, respectively;

  •
  our "utilities operations" refer to our interests in Australian regulated terminal operation, South American electricity transmission operations in Chile and Brazil and distribution operation in Colombia and European regulated distribution operation in the U.K. and, subject to the completion of the NTS Acquisition, South American natural gas transmission operation, as described in Item 4.B "Business Overview—Our Operations—Utilities—Overview"; and

  •
  "Voting Agreements" are to the voting arrangements described in Item 7.B "Related Party Transactions—Voting Agreements".

        On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the "Unit Split"), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.

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

  •
  pending acquisitions may not be completed on the timeframe or in the manner contemplated, or at all;

  •
  deployment of capital for our committed backlog and other projects we are pursuing may be delayed, curtailed or redirected altogether;

  •
  acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

  •
  foreign currency risk and risk management activities;

  •
  increasing political uncertainty, which may impact our ability to expand in certain markets;

  •
  general economic conditions and risks relating to the economy;

  •
  commodity risks;

  •
  availability and cost of credit;

  •
  government policy and legislation change;

  •
  exposure to uninsurable losses and force majeure events;

  •
  infrastructure operations may require substantial capital expenditures;

  •
  labour disruptions and economically unfavourable collective bargaining agreements;

  •
  exposure to occupational health and safety related accidents;

  •
  exposure to increased economic regulation and adverse regulatory decisions;

4 Brookfield Infrastructure

  •
  exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

  •
  high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;

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

  •
  reliance on technology and exposure to cyber-security attacks;

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

Brookfield Infrastructure 5

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

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES

        To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including funds from operations ("FFO"), adjusted funds from operations ("AFFO"), adjusted EBITDA ("Adjusted EBITDA") and adjusted earnings ("Adjusted Earnings"), along with other measures.

FFO

        We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

6 Brookfield Infrastructure

AFFO

        We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.

Adjusted EBITDA

        In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

Adjusted Earnings

        We also focus on Adjusted Earnings, which we define as net income attributable to the partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.

        For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings as well as a reconciliation of net income to these performance measures, please see the "Reconciliation of Non-IFRS Financial Measures" section in Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations".

Brookfield Infrastructure 7

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

3.A    SELECTED FINANCIAL DATA

        The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

	For the Year Ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2016	2015	2014	2013	2012
Statements of Operating Results
Revenue	$2,115	$1,855	$1,924	$1,826	$1,524
Direct operating costs	(1,063)	(798)	(846)	(823)	(766)
General and administrative expenses	(166)	(134)	(115)	(110)	(95)
Depreciation and amortization expense	(447)	(375)	(380)	(329)	(230)
Interest expense	(392)	(367)	(362)	(362)	(322)
Share of earnings (losses) from investments in associates and joint ventures	248	69	50	(217)	1
Mark-to-market on hedging items	74	83	38	19	(49)
Gain on sale of associates	—	—	—	53	—
Other income (expenses)	174	54	(1)	(35)	8

Income before income tax	543	387	308	22	71
Current income tax expense	(33)	(22)	(30)	(3)	(12)
Deferred income tax recovery (expense)	18	26	(49)	1	42

Net income from continuing operations	528	391	229	20	101
Income from discontinued operations, net of income tax(1)	—	—	—	45	190

Net income	$528	$391	$229	$65	$291

Net income (loss) attributable to partnership(2)	474	298	184	(58)	106
Net income (loss) per limited partnership unit (basic and diluted)(3)	1.13	0.69	0.45	(0.29)	0.31
Funds from operations (FFO)(4)	944	808	724	682	462
Per unit FFO(5)	2.72	2.39	2.30	2.20	1.61
Adjusted funds from operations (AFFO)(6)	771	672	593	553	355
Adjusted EBITDA(7)	1,322	1,177	1,142	1,110	841
Adjusted Earnings(8)	657	461	350	58	245
Adjusted Earnings per unit(5)	1.66	1.18	0.97	0.09	0.80
Per unit distributions	1.55	1.41	1.28	1.15	1.00

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

(3)
During 2016, on average there were 244.7 million limited partnership units outstanding (2015: 238.9 million, 2014: 225.4 million, 2013: 221.7 million, 2012: 205.4 million).

8 Brookfield Infrastructure

(4)
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Along with net income and other measures, FFO is a key measure of our financial performance that we use to assess the operating results and performance of our operations on a segmented basis. It is not calculated in accordance with, and does not have any standardized meanings prescribed by IFRS. For further details regarding our use of FFO as well as a reconciliation of net income to this measure, please see the "Reconciliation of Non-IFRS Financial Measures" section in Item 5 "Operating and Financial Review and Prospects–Management's Discussion and Analysis of Financial Condition and Results of Operations".

(5)
During 2016, on average there were 347.2 million units outstanding (2015: 337.4 million, 2014: 315.1 million, 2013: 310.0 million, 2012: 287.2 million), being inclusive of our units, the Redeemable Partnership Units, and the Special Limited Partner Units.

(6)
AFFO is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. For further details regarding our use of AFFO, as well as a reconciliation of net income to these measures, please see the "Reconciliation of Non-IFRS Financial Measures" section in Item 5 "Operating and Financial Review and Prospects–Management's Discussion and Analysis of Financial Condition and Results of Operations".

(7)
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. For further details regarding our use of Adjusted EBITDA, as well as a reconciliation of net income to this measures, please see the "Reconciliation of Non-IFRS Financial Measures" section in Item 5 "Operating and Financial Review and Prospects–Management's Discussion and Analysis of Financial Condition and Results of Operations".

(8)
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool. For further details regarding our use of Adjusted Earnings, as well as a reconciliation of net income to this measures, please see the "Reconciliation of Non-IFRS Financial Measures" section in Item 5 "Operating and Financial Review and Prospects–Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As of December 31,
US$ MILLIONS	2016	2015	2014	2013	2012
Statements of Financial Position Key Metrics
Cash and cash equivalents	$786	$199	$189	$538	$263
Total assets	21,275	17,735	16,495	15,682	19,718
Corporate borrowings	1,002	1,380	588	377	946
Non-recourse borrowings	7,324	5,852	6,221	5,790	6,993
Partnership capital—attributable to limited partners	4,611	3,838	3,533	3,751	3,632
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,860	1,518	1,321	1,408	1,365
Non-controlling interest—in operating subsidiaries	2,771	1,608	1,444	1,419	2,784
Partnership capital—attributable to general partner	27	23	24	27	27
Partnership capital—attributable to preferred unitholders	375	189	—	—	—

Total Partnership Capital	9,644	7,176	6,322	6,605	7,808

Brookfield Infrastructure 9

        Net income (loss) attributable to our partnership is the most directly comparable IFRS measure to FFO and AFFO. The following table reconciles net income (loss) attributable to our partnership to FFO and AFFO.

	For the Year Ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2016	2015	2014	2013	2012
Net income (loss) attributable to partnership(2)	$474	$298	$184	$(58)	$106
Add back or deduct the following:
Depreciation and amortization	609	506	481	400	300
Impairment charge	—	—	—	275	16
Deferred income taxes	(5)	(53)	(2)	65	(37)
Gain on sale of associate	—	—	—	(53)	—
Mark-to-market on hedging items	(17)	(63)	(39)	(7)	50
Valuation (gains) losses and other	(117)	120	100	60	27

FFO	944	808	724	682	462
Maintenance capital expenditures	(173)	(136)	(131)	(129)	(107)

AFFO	$771	$672	$593	$553	$355

(1)
See Item 5 "Operating and Financial Review and Prospects–Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a detailed reconciliation of our proportionate results to our consolidated statements of operating results.

(2)
Net income (loss) attributable to partnership includes net income (loss) attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        Please see Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures" for a reconciliation of net income to Adjusted EBITDA and Adjusted Earnings.

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

10 Brookfield Infrastructure

Risks Relating to Our Operations and the Infrastructure Industry

         All of our operating entities are subject to general economic and political conditions and risks relating to the markets in which we operate.

        Many industries, including the industries in which we operate, are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which we operate, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability.

        The demand for services provided by our operating entities are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset.

        For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K.; and the devaluation and volatility of global stock markets could materially impact the valuation of our units and preferred units. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil were to continue, our operations and the trading price of our units and preferred units may be further adversely impacted.

        In addition, we may be affected by political uncertainties in the U.S. and Europe, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future.

Brookfield Infrastructure 11

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

12 Brookfield Infrastructure

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

         We may be unable to identify and complete acquisitions as planned.

        Our acquisitions are subject to a number of closing conditions, including, as applicable, securityholder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent an acquisition from being completed. If all or some of our acquisitions are unable to be completed on the terms agreed, we may need to modify or delay certain acquisitions or terminate these acquisitions altogether, the market value of our units may significantly decline and we may not be able to achieve the expected benefits of the acquisitions. For example, our previously announced acquisition of NTS is subject to a number of conditions, including the finalization, to the satisfaction of the relevant Petrobras and consortium parties, of terms and conditions of a number of long-term agreements relating to the operation of the business and other customary conditions, including regulatory approvals, some of which are beyond our control and may not be satisfied. In addition, the NTS Acquisition may be blocked or modified by regulators or pursuant to litigation. If the NTS Acquisition is unable to be completed on the terms agreed, or is blocked or modified by regulators pursuant to litigation, we may need to delay or modify the transaction or terminate it altogether. In addition, if we are not able to complete the NTS Acquisition, we may not be able to identify alternative investments that are of a comparable quality to the NTS Acquisition in a timely manner, or at all.

Brookfield Infrastructure 13

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

        A key part of our growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labour, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier; (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labour and building material costs in excess of expectations and unanticipated problems with project start-up; and (iv) defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation periods). Such unexpected increases may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.

        In addition, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquidated damages regime applies in respect of some of the expansion of works at our Brazilian toll road business.

        We currently have approximately $1.4 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $2.4 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.

14 Brookfield Infrastructure

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

         General economic and business conditions that impact the debt or equity markets could impact our ability to access credit markets.

        General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, Brookfield Infrastructure. We have revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our equity value.

        In addition, some of our operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.

        Some assets in our portfolio have a requirement for significant capital expenditure. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If we are unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact its business, financial condition and results of operations.

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

Brookfield Infrastructure 15

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

16 Brookfield Infrastructure

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

        Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission ("FERC") saw a significant reduction in annual cashflow expectations of our North American gas transmission operations. Similarly, in 2016 a periodic regulatory reset at our Australian coal terminal resulted in a decline in annual cashflows at that business.

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

        With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Brookfield Infrastructure's assets could be subject to increasing environmental responsibility and liability. For example, many jurisdictions in which Brookfield Infrastructure operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by Brookfield Infrastructure will be reduced. For example, the United Kingdom's phasing out of analog meters and use of gas as a source of heating for residential customers could lead to a reduction in revenue and growth at our U.K. utility business. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure's operations are situated is uncertain, but is expected to become more complex and stringent.

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

        Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

20 Brookfield Infrastructure

        Joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield's involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

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

Brookfield Infrastructure 21

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

         Our business relies on the use of technology, and as a result, we may be exposed to cyber-security attacks.

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

        A breach of our cyber/data security measures, the failure of any such computerized system or of the operating equipment used by our assets for a significant time period could have a material adverse effect on our business prospects, financial condition, results of operations and cash flow and it may not be possible to recover losses suffered from such incidents under our insurance policies. Although we are continuing to develop defenses to such attacks, we can provide no assurance they will be successful in preventing or ameliorating damage from such an attack on us and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.

        Furthermore, our communications infrastructure operations rely for their continued viability on the ongoing demand for tower infrastructure, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies.

22 Brookfield Infrastructure

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

        We endeavour to minimize risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and 'take-or-pay' arrangements), however it is possible that the take-or-pay arrangements may not be fully effective. In addition, the contract terms are finite and in some cases the contracts contain termination or suspension rights for the benefit of the customer.

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

        Our financing strategy involves both the issuance of partnership level equity and the issuance of corporate debt. For example, in December 2016, we issued approximately 15.6 million units at $32 per unit in the United States and Canada, together with 8,139,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement, and in August 2016, we raised C$250 million of gross proceeds through the issuance of Series 5 Preferred Units in Canada.

Brookfield Infrastructure 23

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

24 Brookfield Infrastructure

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

  •
  Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and will limit our ability to participate in these more passive investments and may limit our ability to have more than 50% of our assets concentrated in a single jurisdiction; and

Brookfield Infrastructure 25

  •
  in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored partnership or consortium.

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

26 Brookfield Infrastructure

         Brookfield's ownership position of our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.

        Brookfield beneficially owns, directly or indirectly, approximately 29.5% of our units on a fully-exchanged basis, substantially all of which consists of 108,401,992 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." In addition, Brookfield owns approximately 0.4% of the Holding LP through Special Limited Partner Units, which entitle Brookfield to receive distributions in proportion to its special limited partnership interest, plus additional incentive distributions, as described in Item 7.B "Related Party Transactions—Special Limited Partner Distributions" and "—Incentive Distributions." Accordingly, Brookfield's ownership position of Redeemable Partnership Units and Special Limited Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B "Memorandum and Articles of Association."

        Brookfield may increase its ownership position in our partnership and the Holding LP. Under the distribution reinvestment plan of the Holding LP, Brookfield can reinvest distributions on its Redeemable Partnership Units for additional Redeemable Partnership Units. In addition, Brookfield may also elect to reinvest incentive distributions from its Special Limited Partner Units in exchange for additional Redeemable Partnership Units. Brookfield has advised us that it may from time to time reinvest these distributions for such additional Redeemable Partnership Units, which would increase its beneficial ownership percentage of our units and increase its share of distributions relative to public unitholders. To date, Brookfield has not elected to reinvest any of the distributions from its Redeemable Partnership Units or its Special Limited Partner Units for additional Redeemable Partnership Units, but it may elect to do so in the future.

        Brookfield may also purchase additional units of our partnership in the open market or pursuant to private placement. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 8,139,000 Redeemable Partnership Units in connection with our December 2016 offering. See Item 5.B "Liquidity and Capital Resources—Partnership Capital."

        Any of these events may result in Brookfield increasing its ownership of our units relative to other unitholders, which could reduce the amount of cash available for distribution to public unitholders.

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

Brookfield Infrastructure 27

        In addition, the Bermuda Limited Partnership Act of 1883 ("Bermuda Limited Partnership Act"), under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act ("Canada Business Corporations Act"), impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has a duty to: (i) act at all times in good faith; and (ii) subject to any express provisions of the partnership agreement to the contrary, act in the interests of the limited partnership. Applicable Bermuda legislation also provides that a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our General Partner owes any such fiduciary duties to our partnership, our preferred unitholders and unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law, with the exception of the duty of our General Partner to act in good faith, which cannot be modified. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

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

28 Brookfield Infrastructure

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

        In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield's limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP's units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP's limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A "Directors and Senior Management—Management Fee" and Item 7.B "Related Party Transactions—Incentive Distributions". This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield's interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.

        Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favourable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favourable to us or our unitholders and preferred unitholders. Also, through Brookfield's ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our partnership of approximately 29.5% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

Brookfield Infrastructure 29

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

30 Brookfield Infrastructure

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

Risks Relating to Our Partnership Structure

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

Brookfield Infrastructure 31

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

        While we plan to review our partnership's distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last five years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.

32 Brookfield Infrastructure

         Future sales or issuances of our units or preferred units in the public markets, or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.

        The sale or issuance of a substantial number of our units, preferred units or other equity related securities of our partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in December 2016, we issued 15,625,000 units in a public offering in the United States and Canada, together with 8,139,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement, and in August 2016, we raised C$250 million of gross proceeds through the issuance of Series 5 Preferred Units in Canada. We cannot predict the effect that future sales or issuances of our units, preferred units or other equity-related securities would have on the market price of our units or preferred units.

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

Brookfield Infrastructure 33

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

        Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner's directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 29.5% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm's length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders.

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

34 Brookfield Infrastructure

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

Brookfield Infrastructure 35

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

        We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our directors and senior management identified in this annual report on Form 20-F are located outside of the United States. Certain of the directors and officers of our General Partner and the Service Provider reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Provider identified in this annual report on Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our General Partner and the Service Provider. It may also not be possible to enforce against us or the directors and officers of our General Partner and the Service Provider judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

36 Brookfield Infrastructure

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

Brookfield Infrastructure 37

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

        To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm's length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm's length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm's length non-resident, which is subject to Canadian withholding tax.

38 Brookfield Infrastructure

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

Brookfield Infrastructure 39

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

        Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute "unrelated business taxable income" ("UBTI") to the extent allocated to a tax-exempt organization). However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our partnership nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

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

40 Brookfield Infrastructure

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

         Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a "passive foreign investment company" or "controlled foreign corporation" for U.S. federal income tax purposes.

        U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a "passive foreign investment company" ("PFIC") or "controlled foreign corporation" ("CFC"). These investments may produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders will be required to take such income into account in determining their gross income subject to tax. In addition, all or a portion of any gain realized upon the sale of a CFC may be taxable at ordinary income rates. Further, with respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. See Item 10.E "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies" and "Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Controlled Foreign Corporations". Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.

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

Brookfield Infrastructure 41

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

42 Brookfield Infrastructure

         If the IRS makes an audit adjustment to our income tax returns for taxable years beginning after December 31, 2017, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, in which case cash available for distribution to our unitholders might be substantially reduced.

        Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our partnership's interest in the Holding LP. These rules do not apply to our partnership or the Holding LP for taxable years beginning on or before December 31, 2017.

         Under the Foreign Account Tax Compliance ("FATCA") provisions of the Hiring Incentives to Restore Employment Act of 2010, certain payments made or received by our partnership may be subject to a 30% federal withholding tax, unless certain requirements are met.

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

Brookfield Infrastructure 43

         If the subsidiaries that are corporations ("Non-Resident Subsidiaries") and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, "Tax Act") and that are "controlled foreign affiliates" (as defined in the Tax Act and referred to herein as "CFAs") in which the Holding LP directly invests earned income that is "foreign accrual property income" (as defined in the Tax Act and referred to herein as "FAPI"), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an "Indirect CFA") earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the "Foreign Tax Credit Generator Rules"). Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

         Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

        Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer (the "Non-Resident Entities"), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations".

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

44 Brookfield Infrastructure

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

        If our partnership or the Holding LP were considered to carry on business in Canada for purposes of the Tax Act, non-Canadian limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our partnership, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

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

Brookfield Infrastructure 45

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or the Holding LP on dispositions of "taxable Canadian property" (as defined in the Tax Act).

        A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of "taxable Canadian property" other than "treaty-protected property" (as defined in the Tax Act). "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be "treaty-protected property" to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of "taxable Canadian property". However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP unless the disposition is an "excluded disposition" for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" that is an "excluded disposition" for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of "taxable Canadian property" that is "treaty-protected property" of the corporation). In general, an "excluded disposition" is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each "taxable Canadian property" disposed of by the taxpayer in the taxation year is either (i) "excluded property" (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of "taxable Canadian property" by our partnership or the Holding LP.

46 Brookfield Infrastructure

         Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are "taxable Canadian property".

        Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are "taxable Canadian property" of the non-Canadian limited partner, unless our units are "treaty-protected property" to such non-Canadian limited partner. In general, our units will not constitute "taxable Canadian property" of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada; (ii) "Canadian resource properties" (as defined in the Tax Act); (iii) "timber resource properties" (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E "Taxation—Certain Material Canadian Federal Income Tax Considerations". Even if our units constitute "taxable Canadian property", our units will be "treaty-protected property" if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute "taxable Canadian property", non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an "excluded disposition" (as discussed above). If our units constitute "taxable Canadian property", non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

         Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of "taxable Canadian property".

        Non-Canadian limited partners who dispose of "taxable Canadian property", other than "excluded property" and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Our General Partner does not expect our units to be "taxable Canadian property" of any non-Canadian limited partner and does not expect our partnership or the Holding LP to dispose of property that is "taxable Canadian property" but no assurance can be given in these regards.

Brookfield Infrastructure 47

         Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA's administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the "Treaty"), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

48 Brookfield Infrastructure

         Our units may or may not continue to be "qualified investments" under the Tax Act for registered plans.

        Provided that our units are listed on a "designated stock exchange" (which includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), deferred profit sharing plan, registered retirement income fund ("RRIF"), registered education savings plan, registered disability savings plan, and a tax-free savings account ("TFSA"). However, there can be no assurance that our units will continue to be listed on a "designated stock exchange". There can also be no assurance that tax laws relating to "qualified investments" will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of "prohibited investments" (as defined in the Tax Act) by an RRSP, RRIF or TFSA.

        Notwithstanding the foregoing, an annuitant under an RRSP or RRIF or a holder of a TFSA, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF or TFSA are "prohibited investments" for the RRSP, RRIF or TFSA, as the case may be. Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm's length with our partnership for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act for purposes of the prohibited investment rules) in our partnership. Unitholders who will hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

         The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our partnership or the Holding LP is a "SIFT partnership" (as defined in the Tax Act).

        Under the rules in the Tax Act applicable to a "SIFT partnership" (the "SIFT Rules"), certain income and gains earned by a "SIFT partnership" will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a "taxable Canadian corporation" (as defined in the Tax Act). In particular, a "SIFT partnership" will be required to pay a tax on the total of its income from businesses carried on in Canada, income from "non-portfolio properties" (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of "non-portfolio properties". "Non-portfolio properties" include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a "portfolio investment entity", as defined in the Tax Act), that are held by the "SIFT partnership" and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the "SIFT partnership" holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the "SIFT partnership". The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the "net corporate income tax rate", plus the "provincial SIFT tax rate" (each as defined in the Tax Act).

Brookfield Infrastructure 49

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

        Under the SIFT Rules, our partnership and the Holding LP could each be a "SIFT partnership" if it is a "Canadian resident partnership". However, the Holding LP would not be a "SIFT partnership" if our partnership is a "SIFT partnership" regardless of whether the Holding LP is a "Canadian resident partnership" on the basis that the Holding LP would be an "excluded subsidiary entity" (as defined in the Tax Act). Our partnership and the Holding LP will be a "Canadian resident partnership" if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our General Partner is located and exercises central management and control of the respective partnerships. Our General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a "SIFT partnership", the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. "Taxation—Certain Material Canadian Federal Income Tax Considerations". In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

ITEM 4.    INFORMATION ON THE COMPANY

4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE

Overview

        Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and communications infrastructure businesses in North and South America, Europe and Asia Pacific. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 29.5% interest in our partnership on a fully exchanged basis.

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

50 Brookfield Infrastructure

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flows of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we expect to be able to increase distributions to unitholders. Additionally, an increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detail.

        Our objective is to pay a distribution to unitholders that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

        In light of the current prospects for our business, the Board of Directors of our General Partner recently approved an 11% increase in our annual distribution to $1.74 per unit, or 43.5 cents per unit quarterly. Distributions have grown at a compound annual growth rate of 12% since inception of our partnership in 2008 and our 2016 increase marks the seventh consecutive year of double digit growth. We target a 5% to 9% annual distribution growth in light of the per unit FFO growth that we foresee in our operations. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D "Risk Factors—Risks Relating to Our Partnership Structure—Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations".

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

Recent Business Developments

        The following table outlines significant transactions and events that transpired in our business during the year:

Date	Segment	Event
January 2016	Utilities:	On January 29, 2016, Brookfield Infrastructure signed binding agreements to sell its 100% interest in its Ontario electricity transmission operation for gross proceeds of approximately C$370 million, resulting in net proceeds of approximately C$220 million.
February 2016	Transport:

On February 18, 2016, the takeover bid for Asciano Limited made by our partnership, together with institutional partners, ("Brookfield Consortium") lapsed, following the withdrawal of its recommendation by the board of directors of Asciano Limited. This change of recommendation triggered an A$88 million payment to the Brookfield Consortium.

March 2016	Transport:

On March 1, 2016, Brookfield Infrastructure expanded its toll road business through the acquisition of a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund.

Brookfield Infrastructure 51

Date	Segment	Event
March 2016	Corporate:

On March 29, 2016, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.975 billion. The incremental $100 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

April 2016	Energy:	On April 7, 2016, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
May 2016	Transport:

In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of its Brazilian toll road operation. The privatization resulted in our partnership's ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. Subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements.

May 2016	Energy:

On May 26, 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European energy distribution operation to a third party for gross proceeds of approximately $135 million and net proceeds of approximately $127 million.

June 2016	Corporate:	On June 17, 2016, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2021.
June 2016	Transport:

On June 28, 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C, through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash and an amount payable of $9 million.

June 2016	Utilities:

In June 2016, Brookfield Infrastructure and its partners agreed to construct approximately 2,800 kilometres of greenfield transmission lines in Brazil and establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework.

July 2016	Corporate:

On July 8, 2016, Brookfield closed a $14 billion infrastructure fund. Brookfield manages the fund and has committed $4 billion to the fund's total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure's investment profile.

July 2016	Energy:

On July 19, 2016, Brookfield Infrastructure acquired a 40% interest in Niska Gas Storage ("Niska") for consideration of $227 million through a Brookfield-sponsored infrastructure fund. This consideration is comprised of $141 million of Niska senior notes currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $19 million of a working capital credit facility provided to Niska by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million.

52 Brookfield Infrastructure

Date	Segment	Event
August 2016	Corporate:

On August 2, 2016, our partnership issued 10 million Series 5 Preferred Units at an offering price of C$25.00 per Series 5 Preferred Unit in a public offering in Canada. Our partnership acquired 10 million Holding LP Series 5 Preferred Units at the offering price. Holders of the Series 5 Preferred Units and Holding LP Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: i) the 5-year Government of Canada bond yield plus 4.64% and ii) 5.35%. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $186 million.

August 2016	Transport:

On August 18, 2016, Brookfield Infrastructure acquired a 27% interest in Linx Cargo Care and a 13% interest in Patrick Terminals and Logistics ("Patrick") from Asciano Limited, through a Brookfield-sponsored infrastructure fund, along with institutional partners, for total consideration of $145 million and $202 million, respectively, resulting in the expansion of Brookfield Infrastructure's ports business to Australia.

September 2016	Corporate:

On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of an additional approximately 115 million units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.

September 2016	Utilities:

On September 23, 2016, Brookfield Infrastructure, together with institutional clients of Brookfield Asset Management announced that they had reached an agreement to acquire a 90% controlling stake in NTS, a system of natural gas transmission assets in the southeast of Brazil currently owned by Petrobras, for approximately US$5.3 billion. Brookfield Infrastructure's expected investment is 30% of the total transaction, representing approximately $1.3 billion of the consideration payable on closing, with the remaining balance payable on the fifth anniversary of the closing. Completion of this transaction is subject to certain closing conditions and regulatory approvals.

October 2016	Utilities:

In October 2016, Brookfield Infrastructure and its partners agreed to construct an additional 1,400 kilometres of greenfield transmission lines in Brazil, bringing the total development to 4,200 kilometres. Brookfield Infrastructure will deploy approximately $300 million during the construction period. Construction of these projects is underway and they are expected to be commissioned over the next five years.

October 2016	Utilities:

On October 31, 2016, we completed the sale of our 100% interest in the Ontario electricity transmission operation to a third party for gross proceeds of approximately C$370 million and net proceeds of approximately C$220 million.

Brookfield Infrastructure 53

Date	Segment	Event
December 2016	Corporate:

On December 2, 2016, we issued 15,625,000 units at an offering price of $32.00 per unit in public offerings in the U.S. and Canada. In a concurrent private placement, Brookfield acquired 8,139,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $750 million ($730 million net of issuance costs). Our partnership expects to use the net proceeds to partially fund its investment in the NTS Acquisition and to deploy backlog of organic growth projects.

December 2016	Transport:	On December 12, 2016, Brookfield Infrastructure invested a further approximately $124 million in its Brazilian toll road business, increasing its ownership to approximately 49%.
December 2016	Communications Infrastructure:

On December 21, 2016, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund reached agreements to acquire a 29% interest in a telecommunications tower business from Reliance Communications Limited in India, for approximately $600 million. Brookfield Infrastructure is expected to invest approximately $200 million. Completion of this transaction is subject to certain closing conditions and regulatory approvals.

January 2017	Corporate:

On January 26, 2017, our partnership issued 12 million Series 7 Preferred Units at an offering price of C$25.00 per Series 7 Preferred Unit in a public offering in Canada. Our Partnership acquired 12 million Holding LP Series 7 Preferred Units at the offering price. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: i) the 5-year Government of Canada bond yield plus 3.78% and ii) 5.00%. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $220 million.

February 2017	Corporate:

On February 22, 2017, our partnership completed a C$300 million corporate bond issuance through a public offering in Canada. Proceeds will be used to partially refinance indebtedness that will mature in October 2017.

        For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, "Liquidity and Capital Resources—Capital Reinvestment" and Note 30, "Contractual Commitments" in our financial statements included in this annual report on Form 20-F.

4.B    BUSINESS OVERVIEW

Our Operations

        We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.

54 Brookfield Infrastructure

        Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Distribution • Electricity Transmission • Regulated Terminal	• Europe & South America • North & South America • Asia Pacific
Transport
Provide transportation for freight, bulk commodities and passengers	• Rail • Toll Roads • Ports	• Asia Pacific & South America • South America & Asia Pacific • Europe, North America & Asia Pacific
Energy
Provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage • District Energy	• North America • North America & Asia Pacific
Communications Infrastructure
Provide essential services and critical infrastructure to the broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

(1)
See Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 18 "Financial Statements" for information regarding revenue by segments and geographic market.

Brookfield Infrastructure 55

Utilities

Overview

        Our utilities segment is comprised of regulated utilities businesses, including regulated distribution (electricity and natural gas connections), electricity transmission and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Concession agreements are typically for 30-year periods with inflation protected revenue streams with no material volume risk. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins overtime that should increase with investment of additional capital and inflation. Nearly all of our utility segment's Adjusted EBITDA is supported by regulated or contractual revenues.

        Our objectives for our utilities segment are to invest capital in the expansion of our rate base and in accordance with our concession agreements, as well as to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and concession agreements. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.

        Our utilities segment is comprised of the following:

Regulated Distribution

  •
  Approximately 2.8 million connections, predominantly electricity and natural gas, and approximately 450,000 installed smart meters.

Electricity Transmission

  •
  Approximately 11,200 kilometres of operating transmission lines in North and South America with an additional 4,200 kilometres of greenfield electricity transmission under development in South America.

Regulated Terminal

  •
  One of the world's largest metallurgical coal export terminals, with 85 million tons per annum ("mtpa") of capacity.

        In September 2016, we signed an agreement in connection with the NTS Acquisition, to acquire a natural gas transmission operation in the southeast of Brazil, which supplies natural gas to Brazil's core industrialized and most populated states, including Rio de Janeiro, São Paulo and Minas Gerais. It operates under a stable regulatory framework with volumes 100% contracted under long-term "ship-or-pay" gas transportation agreements with full inflation indexation. Our expected investment is 30% of the total transaction, representing approximately $1.3 billion of the consideration payable on closing, with the remaining balance payable on the fifth anniversary of the closing. Completion of the NTS Acquisition is subject to certain closing conditions and regulatory approvals.

56 Brookfield Infrastructure

Regulated Distribution Operations

        Our regulated distribution operations have approximately 2.8 million electricity and natural gas connections in the U.K. and Colombia. In the U.K., our operation is the largest independent "last mile" natural gas and electricity connections provider, comprised of approximately 2.5 million connections. In South America, our electricity distribution franchise area is in the Boyacá province of Colombia, a region that is approximately 150 kilometres north of the capital, Bogotá.

Strategic Position

        Our regulated distribution operations are critical to the markets in which they are located. In the U.K., our system is currently a market leader in terms of new gas and electricity connection sales, and total installed connections among independent utilities. Our South American regulated distribution operations provide reliable power to approximately 450,000 customers.

        Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and business users. Our South American regulated distribution operations provide power to a customer base that is primarily residential, with nearly 100% urban electrification and 92% rural electrification in the areas we service.

Regulatory Environment

        Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for six product lines which include: natural gas, electricity, water, fibre, district heating and smart meters. Once connections are established, we charge retailers rates that are based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.

        Our South American distribution business earns an annuity return on the replacement cost of its systems plus a charge to cover operating expenses. Our rates are determined every five years. Our current regulated return is in excess of 13%. Between rate reviews, revenues are adjusted by an inflation factor. This effectively results in a real return on our regulated asset base in excess of 13%. Since the regulatory framework is based on replacement cost, we are positioned to capture volume over time as the appreciation in the rate base can at times exceed the amount of capital we need to reinvest to sustain operations. The majority of revenues earned in our South American regulated distribution business do not fluctuate with volumes.

Brookfield Infrastructure 57

Growth Opportunities

        We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Opportunities for growth in the U.K. are driven by new gas, electricity and fibre connections, through leveraging and cross-selling certain bundled service offerings and by establishing new product lines such as water and district energy to existing customers. There are further prospects for growth with the opening up of the fibre and water markets to independent connections providers, with the continuing recovery in the housing market and by participating in the U.K. smart meter roll out program. During 2016, we adopted approximately 450,000 smart meters from a U.K. energy retailer, with a contract to adopt approximately 250,000 additional meters by June 2017. In South America, our regulated distribution operations have an operating license which allows us to expand vertically into the generation, transmission, and retail sectors. The business is located in a region that is home to emerging industrial industries and is experiencing strong economic growth, which will drive the need for further build-out of our distribution system and regional expansion of the transmission system. We believe we are well positioned for future growth opportunities.

Electricity Transmission Operations

        Our electricity transmission operations are comprised of approximately 11,200 kilometres of operating transmission lines in North and South America. Our North American electricity transmission operations consist of approximately 600 kilometres of 345 kilovolt ("kV") transmission lines in Texas. Our South American electricity transmission system is comprised of approximately 10,600 kilometres including approximately 67% of Chile's high voltage transmission grid and approximately 700 kilometres of 60 kV to 220 kV transmission lines in Peru.

        Additionally, we expect to invest $300 million in 4,200 kilometres of greenfield transmission development in Brazil, to be commissioned over the next five years, in projects that were recently awarded to us under government auctions. These are attractive 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework. In October 2016, we sold our Ontario electricity transmission operation which was comprised of approximately 560 kilometres of 44 kV to 230 kV transmission lines.

Strategic Position

        Our electricity transmission operations occupy key positions in the markets in which we operate. In North America, our transmission lines facilitate the delivery of wind power to population centers as part of Texas' competitive renewable energy zone program. In Chile, our operations constitute the backbone of the country's high-voltage transmission system. These operations extend from the city of Arica in the north of Chile to the island of Chiloé in the south, serving 98% of the population of the country. Our Peruvian operations are located near Lima which is experiencing strong economic growth and demand for electricity. In Brazil, our lines under development are located in the northeast and center east including in the states of Bahia, Ceará, Rio Grande do Norte, Piauí and Paraiba. These lines will support the region's growing demand for electricity and facilitate the delivery of power from renewable generation resources to population centers in the South.

58 Brookfield Infrastructure

        All of our electricity transmission operations benefit from stable long-term cash flows. Our Texas operations have a broad customer base with revenues assessed on system-wide demand and collected on a state-wide basis mitigating our volume and credit risk. Currently, approximately 70% of our Chilean and Peruvian electricity transmission revenues are subject to the regulatory framework, whereas the remaining 30% of revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the applicable regulatory framework (as discussed below), and following their expiration, a majority of this contracted revenue will convert to the regulatory framework. In Brazil, we earn inflation protected revenue streams with no volume risk that commence upon completion of construction under 30-year concession agreements which expire between 2044 and 2046.

Regulatory Environment

        All of our electricity transmission operations are located in regions with stable regulatory environments. In Chile, regulated revenues are determined every four years based on a pre-tax 10% annuity real rate of return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 10% pre-tax, real return on our regulated asset base. Since the Chilean regulatory and contractual frameworks are based on replacement cost, we are positioned to capture volume over time as the appreciation in the rate base can at times exceed the amount of capital we need to reinvest to sustain operations. This transmission system has no material volume risk. Beginning in 2020, regulated revenues will be determined using a floating after-tax real return subject to a 7% floor which currently approximates a 9.1% pre-tax return.

        The regulatory environment in Peru is similar to Chile with revenues determined every four years based on a pre-tax 12% annuity real rate of return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 12% pre-tax, real return on our regulated asset base. Since the regulatory framework is based on replacement cost, we are positioned to capture volume over time as the appreciation in the rate base can at times exceed the amount of capital we need to reinvest to sustain operations. Furthermore, this system has no volume risk.

        In Brazil, the electric transmission industry is regulated by the Brazilian Electricity Regulatory Agency ("ANEEL"). Transmission lines are auctioned by ANEEL, which grants the right to construct, maintain and operate the transmission lines under a concession agreement. Concessions are awarded for a period of 30 years based on the lowest regulated revenue ("RAP") bid by the market. RAP is adjusted for inflation annually and updated every four to five years to reflect changes in operating costs and capital costs.

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

Brookfield Infrastructure 59

Growth Opportunities

        We believe that attractive growth opportunities exist for all of our electricity transmission operations.

        Chile has electricity generation that is a long distance away from population centers. Upgrades and expansions of the electricity transmission system will be required to connect new electricity generation to load centers to satisfy increased electricity demand resulting from economic growth. As of December 31, 2016, the approved capital expenditure backlog of our Chilean transmission system was approximately $591 million and is comprised of projects that have been awarded to us for which expenditures have not yet been made. Securing our first asset in Peru will serve as a foothold to pursue further growth opportunities.

        Our concessions in Brazil are required for the expansion of the region's transmission system grid to connect new electricity generation resources, including wind located in the northeast and hydro in the north to satisfy growing demand. We believe that due to the geographic location of our concessions, there are opportunities to secure system reinforcements which will generate incremental RAP as well as secure new concessions at upcoming auctions.

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

        The regulated terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In the event that any user no longer requires their capacity, the regulatory regime re-socializes this capacity amongst the other users at the end of each regulatory period, thereby providing protection for the full recovery of capital investments.

Strategic Position

        The Bowen Basin is a high quality, low cost, prolific series of metallurgical coal deposits, where there are few cost efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world's largest mining companies that operate in the Bowen Basin. Our regulated terminal operation is substantially contracted through 2019. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions are expected to exercise renewal options for most of our regulated terminal operation's contracted capacity.

60 Brookfield Infrastructure

Regulatory Environment

        The terminal's operation is regulated by the Queensland Competition Authority ("QCA"). The previous regulatory period was set for five and a half years ending June 30, 2016, with the next regulatory period set for five years ending June 30, 2021. The QCA utilizes a return on regulated asset base methodology to calculate our revenue requirement. Our coal terminal's rate base increases with inflation and capital expenditures and decreases by depreciation. Our previous weighted average cost of capital allowed by the QCA was approximately 9.9% and based on the proposed access agreement, the QCA has indicated the weighted average cost of capital allowed over the next regulatory period will be 5.8%. We are currently operating under a transitional pricing arrangement until the QCA approves the new access arrangements and pricing. Once approved, pricing will be backdated to July 1, 2016.

Growth Opportunities

        Over the past 30 years, our terminal's capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further grow our operations to facilitate future mine expansions in the Bowen Basin. Our coal terminal has completed feasibility studies which show the viability of significant further expansions within the terminal precinct which could take capacity well in excess of 100 mtpa.

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

        Our transport segment is comprised of the following:

Rail

  •
  Sole provider of rail network in south of Western Australia with approximately 5,500 kilometres of track and operator of approximately 4,800 kilometres of rail in South America.

Toll Roads

  •
  Approximately 3,600 kilometres of motorways in Brazil, Chile, Peru and India.

Brookfield Infrastructure 61

Ports

  •
  36 terminals in North America, U.K., Australia and across Europe.

Rail

        Our Australian rail network is comprised of a below rail access provider, with over 5,500 kilometres of track and related infrastructure in the south of Western Australia under a long-term lease with the State Government. There are approximately 33 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation's revenue is derived from access charges paid by rail operators or underlying customers. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with rail operators' customers.

        Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and over 20,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometres of track. Our Brazil rail operates under concession contracts that establish productivity standards, volume goals and price caps. Additional revenue is earned by offering complimentary services including inland transshipment terminals and port services, which for the most part are not subject to any tariff regimes.

Strategic Position

        Our Australian rail network is the only freight rail network providing access to the region's six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 90% of track access revenue, through long dated contracts.

        Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil's center-north, center-east and center-southeast regions, including the most important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.

Regulatory Environment

        In Western Australia, the Economic Regulatory Authority ("ERA") is the independent economic regulator, responsible for the gas, electricity, water and rail industries. For the rail industry, an access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Across the majority of the network, current revenue is well below the regulated ceiling. As a result, no contracted revenue is currently exposed to reduction under this access regime. Our Australian rail network operates its track on an open access basis consistent with the rail access regime and its lease obligations.

        Our Brazilian rail concessions are governed by Brazil's transportation regulator, Agência Nacional de Transportes Terrestres ("ANTT"), which is also responsible for the tariff regime in that country. In addition, we access rail networks controlled by Vale S.A., Brazil's largest mining company, in an arrangement governed by long-term agreements. The regulatory regime requires concession holders to provide open access to all track users. Since most of our port operations are privately held, they are not subject to regulated tariffs and are able to move third party cargos with no regulatory pricing limitations.

62 Brookfield Infrastructure

Growth Opportunities

        Our Australian rail operation is a critical component of the logistics chain in its region. In many cases, it is the only mode of transportation for freight that is economically viable. As a result, the business is well positioned to benefit from the development of new agriculture or mining projects, which would require access to the rail network to transport to port for export markets.

        Our Brazilian rail business is undergoing an approximately R$3 billion capital investment program to upgrade and expand, allowing it to capture volume growth by attracting cargo volumes that currently are transported by trucks, a higher cost alternative. This business is focused on improving network connectivity in the system by capturing the growing demand for integrated transportation services in Brazil. In addition, over R$2 billion has been invested in a port terminal expansion project to be delivered in 2017 that is located at Latin America's largest port. The project is adding three berths to handle over 14 mtpa of grain and sugar exports and fertilizer imports, which will significantly benefit our rail operation by increasing volumes, improving our strategic position as an integrated logistics provider. Future projects include the purchase of locomotives and wagons, and improvements to rail infrastructure including inland terminals, railway and yards.

Toll Roads

        Our toll road operations are comprised of urban and interurban toll roads in Chile, Brazil, Peru and India. Our Chilean operations include 33 kilometres of free flowing roads that form a key part of the ring road network of Santiago. Our Brazilian operations comprise approximately 3,250 kilometres of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometres of existing roads and the greenfield construction of 19 kilometres of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 240 kilometres of existing roads which form part of India's most important national highways. Our toll road portfolio have concessions that began operations between 1998 and 2008, they operate under long-term concessions, with staggered maturities and an average remaining term of approximately 14 years.

        Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, the favourable long-term economic trends in the countries we operate in and inflation-indexed tariffs. These markets have all experienced significant economic growth over the last 20 years, leading to increased motorization rates and trade, which has driven increases in traffic volumes. We expect these trends to continue in the long-term, resulting in significant future traffic growth on our roads.

Strategic Position

        Our Chilean toll road is a key artery in Santiago's urban road network as it connects the affluent business center of east Santiago with Chile's international airport, the Port of Valparaiso and the north of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 65% of Brazilian GDP. Our Peruvian toll roads are key arteries within Lima's road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India's most important national highways.

        Our toll roads are critical infrastructure for the economies of Chile, Brazil, Peru and India, with few viable alternative routes available. Building new competing routes would be limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.

Brookfield Infrastructure 63

Regulatory Environment

        Our Chilean assets are governed by the Ministerio de Obras Publicas ("MOP"). Chile has an established concession program which has been in place for more than 20 years. To date, 82 concession agreements have been awarded, representing a total investment of approximately $19 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation + 3.5% with additional increases in the form of congestion premiums, which can be up to three times the base tariff during congested periods.

        Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo ("ARTESP") and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 15 years. As of 2016, there were 59 motorway concessions in Brazil totaling over 19,000 kilometres. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.

        The concession for our Peruvian toll roads was granted by the Municipalidad Metropolitana de Lima ("MML") and is supervised by MML's municipal arm, Fondo Metropolitano de Inversiones ("Invermet"). Invermet is responsible for overseeing maintenance, conservation, and construction activities. The concession agreement includes tariff increases in excess of inflation until the end of 2018 when construction is completed, at which point tariffs will be linked to inflation.

        Our Indian assets are governed by the National Highways Authority of India, which has been operational for over 20 years and has responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at four of the five toll roads are derived from annuity concession payments, while the other earns revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India's growing economy.

Growth Opportunities

        We believe that long-term growth in the South American and Indian economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, Brazil, Chile and Peru are seeking to increase their respective paved road network by expanding existing roads and developing new roads. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

Ports

        Our port operations are located primarily in U.K., Australia, North America, and across Europe. Our U.K. port is one of the largest operators in the country by volume and is a statutory harbor authority ("SHA") for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port's status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our U.K. port, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,000 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 10% of our revenue.

64 Brookfield Infrastructure

        Our Australian port operations were acquired in 2016 as part of the Asciano transaction. Our operations include gateway container terminals in Australia's four largest container ports, a regional city port, and storage, handling and logistics operations at over 80 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.2 million Twenty-Foot Equivalent Units ("TEUs") in 2016, with the storage, handling and logistics businesses handling over 19 million tonnes of bulk and general cargo, 11 million tonnes of forestry products and over 600,000 vehicles per annum.

        Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term terminal leases with the Los Angeles and Oakland port authorities. These terminals handled almost 1.2 million TEUs in 2016. In North America, our revenue is generated from port handling services for container volumes. A significant portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.

        Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe that handle heavy dry bulk, specialty dry bulk, liquid bulk, general cargo and containers. Our European port operations handle approximately 44 mtpa of cargo. At our European operations, we benefit from diversified operations with over 50 different types of products handled at 22 port terminals located throughout seven European countries.

Strategic Position

        Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.

        Our Australian container port terminals operate under long-term leases, with over 165 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from diversification both geographically, with operations at over 80 sites across Australia and New Zealand, and by goods and services, handling bulk and general cargo, forestry products and vehicles for a diversified customer base.

        Our North American port operations are located in the ports of Los Angeles and Oakland, the largest import terminal and the largest export terminal in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.

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

        Our U.K., Australian and North American port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to these ports. Our Australian port operations' main customers represent major shipping lines who utilize the multiple ports located nationally. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Many key customers have been long-term customers continuously for between 10 and 30 years.

Brookfield Infrastructure 65

Regulatory Environment

        Our U.K. port is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultancy with users of the river and indexed to inflation. Our North American, European and Australian port operations conduct business in an unregulated environment.

Growth Opportunities

        Our U.K. port's flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements in our rail capacity, have driven new customer contracts for container cargo and positioned our U.K. port to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure, has enabled us to attract new energy-related customers, which are investing significant capital to build new plant and equipment on our land. As these new investments are commissioned, our U.K. port will benefit from increased property rental income, cargo handling revenue and conservancy fees.

        Our North American port operations are undergoing a significant modernization project in Los Angeles that is expected to approximately double capacity and increase efficiency. Once complete, this project will make our terminal in Los Angeles one of the lowest cost and most automated terminals in North America with surplus capacity to facilitate future volume growth. Our terminal in Oakland is also undergoing an expansion of its facilities, which will almost double its capacity and significantly enhance its ability to service incremental demand.

        In Australia and Europe, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.

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

        Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.

        Our energy segment is comprised of the following:

Transmission and Storage Operations

  •
  Approximately 15,000 kilometres of natural gas transmission pipelines.

  •
  Approximately 300 billion cubic feet ("bcf") of natural gas storage in the U.S. and Canada.

66 Brookfield Infrastructure

District Energy Operations

  •
  Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 2,870,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 261,000 tons of contracted cooling capacity, as well as approximately 16,500 customer connections for natural gas, water and wastewater services.

Transmission and Storage Operations

        Our transmission and storage operations include approximately 15,000 kilometres of natural gas transmission and pipeline systems in the U.S. and significant natural gas storage capacity in the U.S. and Canada.

        Our natural gas transmission pipelines comprise one of the largest systems in the U.S., extending from the Gulf Coast in Texas and Oklahoma to Chicago. The majority of revenues are generated under contracts and are well positioned to benefit from forecasted increases in demand for clean energy.

        Our natural gas storage facilities are needed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.

Strategic Position

        Our North American natural gas transmission system is the largest provider of natural gas transmission to the Chicago and northern Indiana markets and has significant interconnectivity with local distribution companies, natural gas liquefaction facilities, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our transportation and storage services.

        We operate or contract for more than 300 bcf of working gas capacity at our natural gas storage facilities. We have eight facilities that are connected at strategic points on the North American natural gas transmission network and provide access to multiple end-use markets and provide us and our customers with substantial liquidity to buy and sell natural gas. Our facilities are located in the U.S. and Canada.

Regulatory Environment

        Our transmission and storage operations are subject to varied regulation that differs across our regions of operation. Our North American natural gas transmission system and our natural gas storage facility in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation.

        Our Canadian natural gas storage facilities are regulated by the Alberta Energy and Resources Conservation Board, which provides operational and environmental oversight. Our Californian natural gas storage facilities are subject to California Public Utilities Commission oversight. Our Oklahoma facility is regulated by the Oklahoma Corporation Commission. These facilities are not subject to any economic regulation.

Brookfield Infrastructure 67

Growth Opportunities

        Within our North American natural gas transmission operations we are progressing a number of organic growth opportunities that will expand our service offerings through capital projects supported by long-term contracts. Growth projects currently underway include expansion to provide additional deliverability to the Gulf Coast market and a new pipeline supporting the export market to Mexico. The projects will be constructed between 2017 and 2019. In late 2016, a growth project to expand the capacity of our system in the Chicago market was completed, with the incremental contracted revenue associated with the project commencing at the same time. In addition to projects under contract and their future add-on growth opportunities, this business is well positioned to take advantage of changing dynamics in the North American natural gas market.

        Ownership of natural gas storage facilities is highly fragmented and we expect to continue to transact opportunistically in the marketplace. We believe that with the prolonged period of low natural gas prices and storage spreads there is an opportunity to act as an industry consolidator at attractive valuations.

District Energy

        Our North American district energy operations are located in seven cities and consist of heating plants capable of delivering 2,870,000 pounds per hour of steam heating capacity, produced from six gas-fired steam plants and 261,000 tons of contracted cooling capacity, sourced from deep lake water systems and a variety of other conventional chilling technologies. These operations provide steam heating in key markets such as downtown Toronto, Ontario, in the medical district of New Orleans, Louisiana and in the central business district of Seattle, Washington. District cooling services are provided through an innovative deep lake cooling system in Toronto and from mechanical chilling operations in key markets such as Chicago, Illinois, Houston, Texas, and New Orleans.

        Our Australian district energy operations provide heating, cooling and energy solutions and distributed natural gas, water and wastewater services, in the states of Tasmania, New South Wales and Victoria. The natural gas network includes over 800 kilometres of pipeline, bringing approximately 100 million cubic meters of natural gas to homes and businesses each year, with availability to provide this service to approximately 59,000 commercial and residential customers.

Strategic Position

        Our district energy business in North America provides essential heating and cooling services to commercial customers, governments, hospitals and major sporting arenas in Toronto, Houston, New Orleans, Chicago and Seattle. Our Australian district energy business is comprised of an established natural gas distribution and retail business, supplying approximately 15,400 residential, commercial and industrial customers currently connected to our network in Tasmania and New South Wales. We are also operating and developing projects to supply natural gas and/or thermal energy, as well as distributed water and wastewater services, to residential and commercial customers. In most cases our district energy businesses offer the only feasible source of energy to customers who are connected to our network. In addition, we are able to realize synergies across this segment through the sharing of best practices for customer contracting and due diligence, financing strategies, as well as sharing back office functions in our North American and Australian businesses.

68 Brookfield Infrastructure

Regulatory Environment

        Our district energy business in Toronto is governed by the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility in Ontario, allowing it unrestricted access to its network of underground pipes in downtown Toronto. Our district energy business in Australia is currently not subject to any economic regulation. In Houston, Chicago, New Orleans and Seattle, our operations are enabled by long term franchise agreements with the respective municipalities.

Growth Opportunities

        We have significant organic growth opportunities in our various district energy businesses, primarily through system expansions in North America. In particular, our Toronto deep lake water cooling system provides chilled water by pumping cold water from the depths of Lake Ontario. As a result of significant historical investment, this system has low variable costs. The system currently has excess capacity during non-peak periods of demand, and we will seek to connect incremental interruptible load to the system at limited capital cost. The district energy industry in North America is highly fragmented, providing significant opportunities to grow our business through acquisitions. The Australian district energy business is developing into a multi-asset energy and water provider, offering combined services for heating, cooling and energy as well as distributed water and wastewater services.

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

        The key objective for this segment is to capture benefit from increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance can be measured by the growth in our Adjusted EBITDA.

        The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 kilometres of fibre backbone located in France.

        These operations generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10 years in telecommunications and five years in broadcasting) with large, prominent customers in France.

        In addition to the operations above, on December 21, 2016, we signed an agreement to acquire an interest in a telecommunications tower business from Reliance Communications Limited in India. The telecommunications tower business has a pan-India presence across all 22 telecom circles including metro and rural areas, with expected revenues which are 70% contracted under long-term "take-or-pay" agreements. Our expected investment is 29% of the total transaction, through a Brookfield-sponsored infrastructure fund. This expected investment represents approximately $200 million of the approximately $600 million total consideration payable on closing. Completion of this transaction is subject to certain closing conditions and regulatory approvals.

Brookfield Infrastructure 69

Strategic Position

        Our business is the leading independent communications infrastructure operator in France. Its sites cover the entire French territory, with some in the very best locations, which enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it covers the French population with approximately 97% coverage in one of Europe's largest television markets. In radio, we are the reference provider for services in France with approximately 55% share of FM analog radio frequencies.

Regulatory Environment

        In the television business, a small proportion of the sites (currently approximately 70) are considered to be non-replicable because either (i) they benefit from a remarkable location, often on an elevated point or area where the construction of a second tower is in practice very complex, (ii) equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total these regulated revenues account for approximately 40% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator. Our telecommunications site hosting operations are unregulated with pricing determined directly with the users of our infrastructure.

Growth Opportunities

        We see growth opportunities in the telecom infrastructure segment as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio positions us to take advantage of these favourable trends through construction and acquisition of additional assets.

        We are also participating in a French government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of fibre to the home networks. Investments in these networks present a unique opportunity for our business to leverage its existing assets and technical expertise operating a high-speed fibre backbone.

Acquisition Strategy

        Over the past few years, we have established operating segments with scale in the utility, transport, energy and communications infrastructure sectors. As we look to grow our businesses, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12 to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

  •
  Utilities: electricity transmission, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

  •
  Transport: railroads, ports, toll roads and airports;

  •
  Energy: oil and gas pipelines and gathering and storage systems and district energy systems; and

  •
  Communications infrastructure: telecommunications towers.

70 Brookfield Infrastructure

        An integral part of our acquisition strategy is to participate with institutional investors in Brookfield-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions.

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

Brookfield Infrastructure 71

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

(2)
Brookfield's limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.5% of our partnership's issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption—Exchange Mechanism."

(3)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C "Organizational Structure—The Holding LP and Holding Entities".

(4)
The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.

(5)
On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holding LP Series 3 Preferred Units. On August 2, 2016, our partnership issued ten million Series 5 Preferred Units to the public and acquired ten million Holding LP Series 5 Preferred Units. On January 19, 2017, our partnership issued twelve million Series 7 Preferred Units to the public and acquired twelve million Holding LP Series 7 Preferred Units.

(6)
As of December 31, 2016, our partnership had outstanding 259,450,045 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP.

72 Brookfield Infrastructure

Our Partnership

        We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.

        Our partnership is a Bermudian exempted limited partnership that was established on May 21, 2007 and spun off from Brookfield on January 31, 2008. See Item 4.D "Property, Plant and Equipment" for information regarding our partnership's head office.

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

Brookfield and the Service Provider

        Brookfield has an approximate 29.5% interest in our partnership on a fully exchanged basis. Our partnership and the other Service Recipients have each appointed affiliates of Brookfield Asset Management as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

        Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $250 billion of assets under management, 63,000 operating employees and over 700 investment professionals worldwide. Brookfield's strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.

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

Brookfield Infrastructure 73

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

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Partnership Structure," Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 6.A "Directors and Senior Management," Item 7.B "Related Party Transactions," Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership," Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement" and Item 7.A "Major Shareholders."

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

Infrastructure Special LP

        The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special Limited Partner Units of the Holding LP. See Item 7.B "Related Party Transactions—Incentive Distributions."

74 Brookfield Infrastructure

Significant Subsidiaries

        The following table sets forth for each of our partnership's significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership.

			Ownership Interest		Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2016%		2016%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	(1)	100
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71	(2)	100
U.K. regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80	(2)	80
South American transmission operation	ETC Holdings Limited	Chile	28	(2)	28
North American natural gas transmission operation	Natural Gas Pipeline Company of America LLC	United States	50	(2)	50

(1)
Ownership interest held directly by our partnership.

(2)
Ownership interest held indirectly by the Holding LP.

4.D   PROPERTY, PLANT AND EQUIPMENT

        Our partnership's principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2018. We do not directly own any real property.

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—All of our infrastructure operations may require substantial capital expenditures in the future," "—Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk," "—All of our operating entities are subject to changes in government policy and legislation,", Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 18 "Financial Statements" regarding information on Property, Plant and Equipment on a consolidated basis.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

Brookfield Infrastructure 75

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

Performance Targets and Key Measures

        We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation (see "Reconciliation of Non-IFRS Financial Measures" on page 101 for more detail). We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions to unitholders. In addition, we have performance measures that track the key value drivers for each of our operating segments. See "Segmented Disclosures" on page 86 for more detail.

Performance Measures Used by Management

        To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including funds from operations ("FFO"), adjusted funds from operations ("AFFO"), adjusted EBITDA ("Adjusted EBITDA") and adjusted earnings ("Adjusted Earnings"), along with other measures.

FFO

        We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

AFFO

        We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.

Adjusted EBITDA

        In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

76 Brookfield Infrastructure

Adjusted Earnings

        We also focus on Adjusted Earnings, which we define as net income attributable to the partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.

        We believe our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are useful to investors because it supplements investors' understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings also provide investors enhanced comparability of our ongoing performance across periods.

        In deriving FFO, AFFO and Adjusted EBITDA, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. We add back non-cash valuation gains or losses recorded in net income as well as breakage and transaction costs as these items are not reflective of our on-going sustainable performance.

        To provide a supplemental understanding of the performance of our business and to enhance comparability across periods and relative to our peers we utilize Adjusted EBITDA. Adjusted EBITDA excludes the impact of interest expense and current income taxes to assist in assessing the operating performance of our business by eliminating for the effect of its current capital structure and tax profile.

        While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership's asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.

        In deriving Adjusted Earnings we add back depreciation due to the revaluation of property, plant and equipment and acquisition accounting. As we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability. We observe that certain of our investors view depreciation based on historical cost as a more relevant proxy of the expenditures necessary to maintain the service capacity of our assets. Adjusted Earnings also does not include mark-to-market on hedging items recorded in net income or disposition gains or losses. We add back mark-to-market on hedging items recorded in net income as these indicate a point in time approximation of value on long-term positions. We also add back disposition gains or losses as these items are not reflective of the ongoing performance of our underlying operations.

        For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the "Reconciliation of Non-IFRS Financial Measures" section of this MD&A.

Brookfield Infrastructure 77

Distribution Policy

        Our objective is to pay a distribution per unit that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate over the long-term.

        In light of the current prospects for our business, the Board of Directors of our General Partner approved an 11% increase in our annual distribution to $1.74 per unit, or 43.5 cents per unit quarterly, starting with the distribution to be paid in March 2017. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.435 per unit, a compound annual growth rate of 12%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

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

        When we discuss the results of our operating segments, we present Brookfield Infrastructure's proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership's overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure's proportionate share of earnings (losses) from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See "Reconciliation of Operating Segments" on page 105 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

        On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the "Unit Split"), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.

78 Brookfield Infrastructure

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

Financial instruments

        Critical judgments associated with the partnership's financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward-looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely our partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company's counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 12, "Property, Plant and Equipment" in our financial statements included in this annual report on Form 20-F. Our partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2016 and 2015. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures

        Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.

        The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.

Brookfield Infrastructure 79

        Other estimates utilized in the preparation of our partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Recently adopted accounting standard amendments

        Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these amendments on our partnership's accounting policies and disclosures are as follows:

IAS 16 Property, Plant, and Equipment ("IAS 16") and IAS 38 Intangible Assets ("IAS 38")

        IAS 16, Property, Plant, and Equipment ("IAS 16") and IAS 38, Intangible Assets ("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs"). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure's consolidated financial statements.

(s)   Future Changes in Accounting Policies

Standards issued, but not yet adopted

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements, including the method of initial adoption.

80 Brookfield Infrastructure

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

Amendments and Interpretations, not yet adopted

IAS 7 Statement of Cash Flows—("IAS 7")

        In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Brookfield Infrastructure is currently evaluating the impact of the IAS 7 amendments on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions—("IFRIC 22")

        In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of the IFRIC 22 interpretation on its consolidated financial statements, including the method of initial adoption.

5.A    OPERATING RESULTS

Consolidated Results

        In this section we review our consolidated performance and financial position as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014. Further details on the key drivers of our operations and financial position are contained within the review of operating segments.

Brookfield Infrastructure 81

        The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2016	2015	2014
Summary Statements of Operating Results
Revenues	$2,115	$1,855	$1,924
Direct operating costs	(1,063)	(798)	(846)
General and administrative expenses	(166)	(134)	(115)
Depreciation and amortization expense	(447)	(375)	(380)
Interest expense	(392)	(367)	(362)
Share of earnings from investments in associates and joint ventures	248	69	50
Mark-to-market on hedging items	74	83	38
Other income (expense)	174	54	(1)
Income tax (expense) recovery	(15)	4	(79)
Net income	528	391	229
Net income attributable to our partnership(1)	474	298	184
Net income per limited partnership unit	$1.13	$0.69	$0.45

(1)
Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

2016 vs. 2015

        For the year ended December 31, 2016, we reported net income of $528 million, of which $474 million is attributable to our partnership. This is compared to net income of $391 million in the year ended December 31, 2015, of which $298 million was attributable to our partnership.

        Revenues for the year ended December 31, 2016 were $2,115 million, which increased by $260 million compared to the year ended December 31, 2015. Our utilities segment contributed additional revenue of $72 million due to inflation indexation and various growth initiatives primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $276 million of revenue, primarily due to inflationary tariff increases, higher volumes at our Chilean toll roads and the initial contribution from recently completed acquisitions of toll roads in India and Peru as well as an Australian ports business. Revenue from organic growth initiatives within our district energy business and the expansion of our North American gas storage business contributed to incremental revenue of $92 million in our energy segment. These items were partially offset by the impact of foreign exchange of $96 million, a $25 million impact of a regulatory rate reset at our Australian regulated terminal operation, a $16 million impact of tariff relief extended to one of our clients at our Australian rail operation and a $43 million decrease due to the sale of our New England electricity transmission, European energy distribution and Ontario electricity transmission businesses in August 2015, May 2016 and October 2016, respectively.

        Direct operating expenses for the year ended December 31, 2016 were $1,063 million, which increased by $265 million compared to the year ended December 31, 2015. The current period includes $56 million of incremental costs resulting from our aforementioned organic growth initiatives and $279 million of incremental costs related to acquisitions completed during the last 12 months, partially offset by the impact of foreign exchange of $37 million and $33 million associated with our capital recycling initiatives completed over the past year.

82 Brookfield Infrastructure

        General and administrative expenses for the year ended December 31, 2016 were $166 million, which increased by $32 million compared to the year ended December 31, 2015. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership's market value plus net recourse debt. The base management fee increased from prior year due to a larger market capitalization driven by the unit issuances over the last 12 months to fund investments and a higher unit price. General and administrative expenses also include certain public company expenditures relating to the ongoing operations of our partnership which were consistent with the same period of 2015.

        Depreciation and amortization expense for the year ended December 31, 2016 was $447 million, which increased by $72 million compared to the year ended December 31, 2015. Depreciation and amortization expense increased by $96 million due to higher asset values resulting from our annual revaluation process, capital expenditures and acquisitions completed over the past year, partially offset by the impact of foreign exchange of $24 million.

        Interest expense for the year ended December 31, 2016 was $392 million, which increased by $25 million compared to the year ended December 31, 2015. Interest expense increased by $36 million as a result of the aforementioned acquisitions. We also incurred additional interest expense of $14 million associated with two corporate medium term note issuances completed in March and October of 2015. These increases were partially offset by the impact of foreign exchange, which decreased our interest expense by $15 million during the period and a $10 million decrease due to the sale of our New England electricity transmission, European energy distribution and Ontario electricity transmission businesses in August 2015, May 2016 and October 2016, respectively.

        Earnings from investments in associates for the year ended December 31, 2016 were $248 million, which increased by $179 million compared to the year ended December 31, 2015. The increase is predominantly associated with $100 million of income earned on the privatization of our Brazilian toll road operations in May 2016, $22 million of income earned on the sale of a non-core subsidiary of our Brazilian toll road operations in August 2016, and $22 million of deferred tax recoveries recorded at our European telecommunications infrastructure operation as a result of favourable changes in tax laws and additional contribution from increased ownership in our Brazilian toll road operation and our North American natural gas transmission business.

        Mark-to-market gains on hedging items for the year ended December 31, 2016 were $74 million compared to $83 million for the year ended December 31, 2015. Both the current and comparative periods consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level.

        Other income for the year ended December 31, 2016 totaled $174 million compared to $54 million for the year ended December 31, 2015. Current period balances include dividend income received, break fee and a disposition gain of a combined $163 million associated with our toehold interest in Asciano Limited, a $24 million gain associated with mark-to-market gains on our pre-existing interest in the senior notes of our North American gas storage businesses acquired in July 2016, fair value adjustments of $12 million associated with our U.K. port operation and income of $40 million earned on financial assets purchased over the last 12 months. The gains were offset by $44 million of transaction costs related to acquisitions and dispositions completed during the past 12 months and inflation indexation on our Chilean peso denominated debt of $21 million. The comparative period primarily consists of a gain associated with the sale of our New England electricity transmission business.

Brookfield Infrastructure 83

        Income tax expense for the year ended December 31, 2016 was $15 million compared to a recovery of $4 million for the year ended December 31, 2015. The expense in the period was due to revaluation gains resulting from our annual revaluation process, which increases our deferred tax obligation. The recovery in the prior period related to a decrease in the U.K. tax rate, which reduced the future tax obligation associated with our U.K. business.

2015 vs. 2014

        For the year ended December 31, 2015, we reported net income of $391 million, of which $298 million is attributable to our partnership. This is compared to net income of $229 million in the year ended December 31, 2014, of which $184 million was attributable to our partnership.

        Revenues for the year ended December 31, 2015 were $1,855 million, which decreased by $69 million compared to the year ended December 31, 2014. Revenue from acquisitions completed in the second half of 2014 within our U.S. district energy and gas storage businesses contributed $79 million, while organic growth initiatives within our Canadian and Australian district energy businesses contributed incremental revenue of $18 million. Our utilities segment contributed additional revenue of $42 million as results benefitted from inflation indexation and various growth initiatives primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $36 million of revenue, primarily due to higher rates at our Australian rail operation, inflationary tariff increases at our South American toll roads and higher volumes at our U.K. port operations. These increases were more than offset by the impact of foreign exchange, as the U.S. dollar strengthened relative to most currencies in which we operate, which reduced our revenue in U.S. dollar terms by $244 million.

        Direct operating expenses for the year ended December 31, 2015 were $798 million, which decreased by $48 million compared to the year ended December 31, 2014. This was driven by $52 million of operating expenses representing the full year impact of district energy and gas storage businesses acquired in the second half of 2014, an additional $28 million of costs resulting from the expansion of our systems through organic growth initiatives and higher volumes at our transport operations. These increases were more than offset by the impact of foreign exchange, which reduced our expenses in U.S. dollar terms by $128 million.

        General and administrative expenses for the year ended December 31, 2015 were $134 million, which increased by $19 million compared to the year ended December 31, 2014. These expenses are primarily comprised of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership's market value plus net recourse debt. This figure also includes certain public company expenditures relating to the on-going operations of our partnership. The base management fee increased as compared to the same period in 2014 as a result of an increase in market capitalization and recourse debt throughout 2015.

        Depreciation and amortization expense for the year ended December 31, 2015 was $375 million, which decreased by $5 million compared to the year ended December 31, 2014. Depreciation and amortization expense increased by $26 million due to the impact of acquisitions of district energy and gas storage businesses completed in 2014, and $19 million attributable to higher asset values resulting from our annual revaluation process and capital expenditures over the past year. These increases were offset by the impact of foreign exchange, which reduced our expenses in U.S. dollar terms by $50 million.

84 Brookfield Infrastructure

        Interest expense for the year ended December 31, 2015 was $367 million, which increased by $5 million compared to the year ended December 31, 2014. Interest expense increased by $12 million as a result of the aforementioned acquisitions, in addition to higher non-recourse borrowings primarily associated with organic growth initiatives, which contributed incremental interest expense of $22 million. We also incurred additional interest expense of $18 million associated with our two corporate medium term note issuances completed in March and October of 2015. These increases were partially offset by the impact of foreign exchange, which decreased our interest expense in U.S. dollar terms by $47 million during the period.

        Earnings from investments in associates for the year ended December 31, 2015 were $69 million, which increased by $19 million compared to the year ended December 31, 2014. The increase is due to the $28 million contribution from the acquisition of our European telecommunications infrastructure operation, completed in March of 2015, and the full-year contribution from our Brazilian rail operations that was acquired in August of 2014. Our results also benefitted from numerous organic growth initiatives across the business that contributed an additional $11 million, resulting from increased volumes across a number of our businesses. These items were offset by the impact of foreign exchange.

        Mark-to-market gains on hedging items for the year ended December 31, 2015 were $83 million compared to $38 million for the year ended December 31, 2014. Both the current and comparative period consist primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level. The gains recognized in the current and comparative period are the result of lower hedged rates on various currency contracts we had in place relative to the spot rates at period end.

        Other income for the year ended December 31, 2015 totaled $54 million compared to a loss of $1 million for the year ended December 31, 2014. The current period includes a $63 million gain associated with the disposition of our New England electricity transmission business. The comparative period primarily consists of losses associated with inflation indexation of our Chilean peso denominated non-recourse borrowings.

        Income tax recovery for the year ended December 31, 2015 was $4 million compared to an expense of $79 million for the year ended December 31, 2014. The recovery in the current period was caused by a decrease in the U.K. corporate tax rate, which reduced the future tax obligation associated with our U.K. businesses. The expense in the prior period was due to revaluation gains resulting from our annual revaluation process, which increases our deferred tax obligation.

        The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2016 and December 31, 2015.

	As of
US$ MILLIONS	December 31, 2016	December 31, 2015
Summary Statements of Financial Position Key Metrics
Cash and cash equivalents	$ 786	$ 199
Total assets	21,275	17,735
Corporate borrowings	1,002	1,380
Non-recourse borrowings	7,324	5,852
Limited Partners' capital	4,611	3,838
General Partner capital	27	23
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,860	1,518
Non-controlling interest—in operating subsidiaries	2,771	1,608
Preferred Unitholders	375	189

Brookfield Infrastructure 85

        Total assets were $21,275 million at December 31, 2016, compared to $17,735 million at December 31, 2015, an increase of $3,540 million. The acquisitions of our Australian ports, Indian and Peruvian toll roads and North American gas storage operations during 2016 increased total assets by $2,648 million. Total assets also increased by $512 million as a result of revaluation gains recorded, primarily at our U.K. regulated distribution business and European telecommunications infrastructure operations. In addition, total assets increased due to capital injections into our equity accounted North American gas transmission operation and Brazilian toll roads of $312 million and $467 million respectively, and $323 million of cash on hand as result of the equity issuance in December 2016. These increases were offset by a $418 million decline in assets due to the sale of our European energy distribution business and the sale of our Ontario electricity transmission businesses in May 2016 and October 2016, respectively, as well as by the impact of depreciation of most foreign currencies in which we operate against the U.S. dollar, which reduced our asset base by $304 million.

        Corporate borrowings were $1,002 million at December 31, 2016, compared to $1,380 million at December 31, 2015, a decrease of $378 million. The decrease is due to repayment of our corporate credit facility of $407 million, partially offset by a $29 million increase in our Canadian dollar denominated corporate debt due to the strengthening of the Canadian dollar against the U.S. dollar since December 31, 2015.

        Non-recourse borrowings were $7,324 million at December 31, 2016, compared to $5,852 million at December 31, 2015, an increase of $1,472 million. The increase is attributable to the debt assumed in conjunction with acquisitions completed over the past 12 months of $1,161 million and subsidiary borrowings, net of repayments, of $422 million for the year ended December 31, 2016. This was partially offset by a $111 million decrease of debt balances denominated in foreign currencies which have weakened relative to the U.S. dollar since December 31, 2015.

        Partnership capital was $6,498 million at December 31, 2016, compared to $5,379 million at December 31, 2015, an increase of $1,119 million. This increase was mainly driven by $730 million of net proceeds from partnership units issued in December 2016 and comprehensive income attributable to our partnership of $983 million, partially offset by $594 million in distributions paid, net of units issued as part of our dividend reinvestment plan.

        Preferred unitholders equity was $375 million at December 31, 2016, compared to $189 million at December 31, 2015. The increase was a result of the net proceeds of $186 million from the issuance of the Series 5 Preferred Units in August 2016.

SEGMENTED DISCLOSURES

        In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure's ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See "Discussion of Segment Reconciling Items" on page 108 for a reconciliation of segment results to our partnership's statement of operating results in accordance with IFRS.

86 Brookfield Infrastructure

Utilities Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our utility segments:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Funds from operations (FFO)	$399	$387	$367
Maintenance capital expenditures	(15)	(13)	(14)

Adjusted funds from operations (AFFO)	$384	$374	$353

Return on rate base(1),(2)	11%	11%	11%

(1)
Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

(2)
Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation.

        The following table presents our utilities segment's proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Revenue	$684	$698	$736
Costs attributable to revenues	(160)	(174)	(217)

Adjusted EBITDA	524	524	519
Interest expense	(130)	(142)	(158)
Other income	5	5	6

Funds from operations (FFO)	399	387	367
Depreciation and amortization	(154)	(153)	(155)
Deferred taxes and other items	(83)	(24)	(58)

Net income	$162	$210	$154

        The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA			FFO
US$ MILLIONS	2016	2015	2014	2016	2015	2014
Regulated Distribution	$257	$228	$200	$213	$183	$158
Electricity Transmission	135	140	147	105	112	116
Regulated Terminal	132	156	172	81	92	93

Total	$524	$524	$519	$399	$387	$367

Brookfield Infrastructure 87

        The following table presents the roll-forward of our rate base:

	Year ended December 31
US$ MILLIONS	2016	2015
Rate base, start of period	$4,018	$4,118
Dispositions	(162)	(38)
Capital expenditures commissioned	226	234
Inflation and other indexation	63	97
Regulatory depreciation	(44)	(53)
Foreign exchange and other	(313)	(340)

Rate base, end of period	$3,788	$4,018

        The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Capital backlog, start of period	$452	$397	$300
Additional capital project mandates	793	341	395
Less: capital expenditures	(428)	(258)	(242)
Foreign exchange and other	(56)	(28)	(56)

Capital backlog, end of period	761	452	397
Construction work in progress	225	124	101

Total capital to be commissioned	$986	$576	$498

2016 vs. 2015

        For the year ended December 31, 2016 our regulated distribution operations generated Adjusted EBITDA of $257 million and FFO of $213 million compared to $228 million and $183 million, respectively, in 2015. This increase was primarily attributable to the performance of our U.K. regulated distribution business that benefitted from an increased rate base, inflation indexation and the initial contribution from our smart meter acquisition, which were partially offset by the impact of foreign exchange.

        For the year ended December 31, 2016 our electricity transmission operations generated Adjusted EBITDA of $135 million and FFO of $105 million compared to $140 million and $112 million, respectively, in 2015. Adjusted EBITDA and FFO decreased compared to the prior year as the impact of inflation indexation and additions to our rate base were more than offset by the impact of foreign exchange and the sale of our New England and Ontario electricity transmission businesses in August 2015 and October 2016, respectively.

        For the year ended December 31, 2016 our regulated terminal reported Adjusted EBITDA of $132 million and FFO of $81 million compared to $156 million and $92 million, respectively, in 2015. Adjusted EBITDA and FFO decreased from the prior year as the benefits of inflation indexation and additions to our rate base were more than offset by the impacts of the regulatory rate reset effective July 1, 2016 and foreign exchange.

88 Brookfield Infrastructure

        Depreciation and amortization expenses increased to $154 million for the year ended December 31, 2016, compared to $153 million for the same period in 2015. Depreciation and amortization expense was relatively consistent with 2015 levels as the impact of higher asset values as a result of our annual revaluation process were partially offset by foreign exchange.

        Deferred taxes and other items for the year ended December 31, 2016 were a loss of $83 million compared to a loss of $24 million for the same period in 2015. The variance is due to higher mark-to-market losses on hedging items at our U.K. regulated distribution operation in the current period and a gain on sale of our New England electricity transmission business recorded in the third quarter of 2015.

        As of December 31, 2016, total capital to be commissioned into rate base was $986 million compared to $576 million as of December 31, 2015. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The total capital to be commissioned as of December 31, 2016 includes smart meter installations and connections added to our backlog at our U.K. regulated distribution business, the acquisition of 4,200 kilometres of greenfield transmission lines in our Brazil transmission business, and system upgrades and expansions at our Chilean transmission business. Our U.K. regulated distribution business, Chilean electricity transmission operations and Brazil transmission system are the largest contributors at $530 million, $210 million and $230 million, respectively.

2015 vs. 2014

        For the year ended December 31, 2015 our regulated distribution operations generated Adjusted EBITDA of $228 million and FFO of $183 million compared to $200 million and $158 million, respectively, in 2014. Results increased year-over-year primarily due to record connections activity at our U.K. regulated distribution business, additions to our rate base and inflation indexation.

        For the year ended December 31, 2015 our electricity transmission operations generated Adjusted EBITDA of $140 million and FFO of $112 million compared to $147 million and $116 million, respectively, in 2014. Adjusted EBITDA and FFO decreased slightly as inflation indexation and additions to rate base were offset by the impact of foreign exchange and the sale of our New England electricity transmission business in August 2015.

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

        Deferred taxes and other items for the year ended December 31, 2015 was a loss of $24 million compared to a loss of $58 million for the same period in 2014. The variance is associated with a deferred tax recovery due to a favourable change in U.K. tax law offset by lower mark-to-market gains on hedging items at our U.K. regulated distribution business.

Brookfield Infrastructure 89

        As of December 31, 2015, total capital to be commissioned into rate base was $576 million compared to $498 million as of December 31, 2014. The total capital to be commissioned increased as capital project mandates awarded were partially offset by capital expenditures made during the period and the impact of foreign exchange. Our U.K. regulated distribution business and Chilean transmission system are the largest contributors at approximately $400 million and $150 million, respectively.

Transport Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our transport segment:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Growth capital expenditures	$319	$297	$332
Adjusted EBITDA margin(1)	48%	49%	48%
Funds from operations (FFO)	423	398	392
Maintenance capital expenditures	(88)	(72)	(80)

Adjusted funds from operations (AFFO)	$335	$326	$312

(1)
EBITDA margin is calculated based on net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads.

        The following table presents our transport segment's proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Revenues	$1,247	$1,143	$1,238
Cost attributed to revenues	(650)	(588)	(639)

Adjusted EBITDA	597	555	599
Interest expense	(157)	(142)	(173)
Other expenses	(17)	(15)	(34)

Funds from operations (FFO)	423	398	392
Depreciation and amortization	(253)	(217)	(250)
Deferred taxes and other items	36	(46)	(39)

Net income	$206	$135	$103

        The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
US$ MILLIONS	2016	2015	2014	2016	2015	2014
Rail	$270	$292	$270	$206	$231	$201
Toll Roads	239	180	248	152	111	140
Ports	88	83	81	65	56	51

Total	$597	$555	$599	$423	$398	$392

90 Brookfield Infrastructure

        The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Capital backlog, start of period	$467	$655	$373
Impact of acquisitions, net of disposals	—	—	242
Additional capital project mandates	533	316	412
Less: capital expenditures	(319)	(297)	(332)
Foreign exchange and other	40	(207)	(40)

Capital backlog, end of period	721	467	655
Construction work in progress	349	110	77

Total capital to be commissioned	$1,070	$577	$732

2016 vs. 2015

        For the year ended December 31, 2016, our rail business generated Adjusted EBITDA of $270 million and FFO of $206 million compared to $292 million and $231 million, respectively, in 2015. Adjusted EBITDA and FFO decreased as the benefit from increased tariffs in South America was more than offset by lower agricultural volumes in Brazil, the impact of a tariff relief package extended to one of our clients in Australia and foreign exchange movements.

        For the year ended December 31, 2016, our toll roads contributed Adjusted EBITDA of $239 million and FFO of $152 million compared to $180 million and $111 million, respectively, in 2015. The current period Adjusted EBITDA and FFO benefitted from an 11% increase in average tariffs, increased ownership in our Brazilian toll road business, strong traffic volumes on our Chilean toll roads and contributions from our recent investments in Peru and India. These positive results were partially offset by lower vehicle traffic in Brazil and foreign exchange movements.

        For the year ended December 31, 2016, our port operations reported Adjusted EBITDA of $88 million and FFO of $65 million compared to $83 million and $56 million, respectively, in 2015. Adjusted EBITDA and FFO increased versus the prior year due to the acquisition of our Australian ports business in August 2016 and contribution from new contracts signed at our U.K. port terminal, partially offset by lower volumes at our European port operations.

        Depreciation and amortization increased to $253 million for the year ended December 31, 2016, up from $217 million in 2015. The increase in depreciation expense arose from acquisitions during the past 12 months, expansionary capital expenditure programs and higher asset values as a result of our annual revaluation process.

        Deferred taxes and other items for the year ended December 31, 2016 were a gain of $36 million compared to a loss of $46 million for the same period in 2015. The increase is predominately associated with the $100 million gain recorded on the privatization of our Brazil toll road operations in May 2016 with our partner in the business, as the fair value of the incremental ownership interest exceeded consideration paid.

        As of December 31, 2016, total capital to be commissioned into rate base was $1,070 million compared to $577 million as of December 31, 2015. We expect enhancements to our networks over the next two to three years to expand capacity and support additional volumes, leading to cash flow growth over the long term. Included in this balance is the port of Santos expansion project currently over 95% complete at our Brazilian rail operation, and several lane duplication projects at our Brazilian toll road operations.

Brookfield Infrastructure 91

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

        For the year ended December 31, 2015, our port operations reported Adjusted EBITDA of $83 million and FFO of $56 million compared to $81 million and $51 million, respectively, in 2014. Adjusted EBITDA and FFO have increased versus the prior year as benefits from the delivery of the first phase of the automation project at our North American container terminal and increased container volumes at our U.K. port operation were partially offset by the impact of foreign exchange.

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

        As of December 31, 2015, total capital to be commissioned into rate base was $577 million compared to $732 million as of December 31, 2014. The total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our Brazilian toll road business and Brazilian rail operation are the largest contributors to our capital to be commissioned over the next two to three years at approximately $325 million and $150 million, respectively.

92 Brookfield Infrastructure

Energy Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our energy segment:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Growth capital expenditures	$67	$27	$37
Adjusted EBITDA margin(1)	56%	48%	45%
Funds from operations (FFO)	175	90	68
Maintenance capital expenditures	(61)	(45)	(37)

Adjusted funds from operations (AFFO)	$114	$45	$31

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

        The following table presents our energy segment's proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Revenues	$496	$349	$311
Cost attributed to revenues	(220)	(183)	(172)

Adjusted EBITDA	276	166	139
Interest expense	(109)	(79)	(71)
Other income	8	3	—

Funds from operations (FFO)	175	90	68
Depreciation and amortization	(128)	(90)	(76)
Deferred taxes and other items	43	—	12

Net income	$90	$—	$4

        The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA			FFO
US$ MILLIONS	2016	2015	2014	2016	2015	2014
Energy Transmission, Distribution & Storage	$225	$118	$111	$131	$49	$45
District Energy	51	48	28	44	41	23

Total	$276	$166	$139	$175	$90	$68

Brookfield Infrastructure 93

        The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Capital backlog, start of period	$181	$73	$30
Additional capital project mandates	37	151	84
Less: capital expenditures	(67)	(27)	(37)
Foreign exchange and other	(4)	(16)	(4)

Capital backlog, end of period	147	181	73
Construction work in progress	37	37	21

Total capital to be commissioned	$184	$218	$94

2016 vs. 2015

        For the year ended December 31, 2016, our energy transmission, distribution and storage operations generated Adjusted EBITDA of $225 million and FFO of $131 million compared to $118 million and $49 million, respectively, in 2015. Adjusted EBITDA and FFO increased versus prior year as a result of our increased ownership, the impact of de-leveraging and higher transportation volumes, all at our North American natural gas transmission operation. Results also benefited from the recent acquisition of Niska Gas Storage which closed in July of this year.

        For the year ended December 31, 2016, our district energy business contributed Adjusted EBITDA of $51 million and FFO of $44 million compared to $48 million and $41 million, respectively, in 2015. Adjusted EBITDA and FFO increased versus the prior year as a result of adding over 1,400 residential connections across the business and the contribution from a tuck-in acquisition completed in Houston during the second half of 2016.

        Depreciation and amortization increased to $128 million for the year ended December 31, 2016, up from $90 million in 2015. The increase is primarily due to additional depreciation as a result of our annual revaluation process, increased ownership in our North American natural gas transmission business and acquisitions completed over the past 12 months.

        Deferred taxes and other items for the year ended December 31, 2016 were a gain of $43 million compared to $nil for the same period in 2015. The current year balance includes non-recurring gains, partially offset by losses related to hedging activities in our gas storage operations during the current period.

        As of December 31, 2016, total capital to be commissioned is $184 million compared to $218 million as of December 31, 2015. We completed the Chicago market expansion project at our North American natural gas transmission business during the fourth quarter of 2016 and are seeing increasing demand for gas transportation from the north end of our system to markets in the south. Our first expansion to the south is scheduled to be in service during the fourth quarter of 2018 and is the first of several expansions of this nature that could materialize over the next five years. Across our businesses, we expect enhancements to our systems over the next two to three years that will expand capacity to support additional volumes, leading to cash flow growth over the long term. Capital to be commissioned includes $100 million within our energy transmission, distribution and storage operations and $80 million in our district energy business.

94 Brookfield Infrastructure

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

        As of December 31, 2015, total capital to be commissioned into rate base was $218 million compared to $94 million as of December 31, 2014. The total capital to be commissioned increased as capital project mandates awarded were partially offset by capital expenditures made during the period and the impact of foreign exchange. Capital to be commissioned includes approximately $140 million within our energy transmission, distribution and storage operations and approximately $80 million in our District Energy businesses.

Communications Infrastructure Operations

Results of Operations

        The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Growth capital expenditures	$29	$15	$—
Adjusted EBITDA margin(1)	56%	54%	—
Funds from operations (FFO)	77	60	—
Maintenance capital expenditures	(9)	(6)	—

Adjusted funds from operations (AFFO)	$68	$54	$—

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Brookfield Infrastructure 95

        The following table presents our communications infrastructure segment's proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Revenues	$163	$123	$—
Cost attributed to revenues	(72)	(57)	—

Adjusted EBITDA	91	66	—
Interest expense	(12)	(6)	—
Other expenses	(2)	—	—

Funds from operations (FFO)	77	60	—
Depreciation and amortization	(74)	(46)	—
Deferred taxes and other items	24	1	—

Net income	$27	$15	$—

        For the year ended December 31, 2016, our communications infrastructure segment generated Adjusted EBITDA and FFO of $91 million and $77 million, respectively, versus $66 million and $60 million, respectively, in the prior year. Adjusted EBITDA increased compared to the prior year due to the full year contribution of the business which was acquired at the end of the first quarter of 2015, the benefit of additional points of presence in the second half of 2016 and inflationary revenue increases. FFO increased compared to the prior year as the aforementioned items were partially offset by higher interest costs associated with the long-term financing put in place in the first half of 2016.

        Depreciation and amortization increased to $74 million for the year ended December 31, 2016, up from $46 million for the same period in 2015, respectively. The increase is primarily due to a full year's ownership of the business and additional depreciation as a result of our annual revaluation process over the past 12 months.

        Deferred taxes and other items for the year ended December 31, 2016 were a gain of $24 million compared to a gain of $1 million for the same period in 2015. The $23 million variance is mainly attributable to the benefit from a decrease in the French income tax rate enacted during 2016.

        As of December 31, 2016, total capital to be commissioned into rate base was $40 million compared to $30 million as of December 31, 2015. Increase in total capital to be commissioned reflects more than 700 towers to be constructed over the next 12 months.

96 Brookfield Infrastructure

Corporate and other

        The following table presents the components of Corporate and Other, on a proportionate basis for the twelve months ended:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
General and administrative costs	$(8)	$(8)	$(8)
Base management fee	(158)	(126)	(107)

Adjusted EBITDA	(166)	(134)	(115)
Other income	84	34	26
Financing costs	(48)	(27)	(14)

Funds from operations (FFO)	(130)	(127)	(103)
Deferred taxes and other items	119	65	26

Net loss	$(11)	$(62)	$(77)

2016 vs. 2015

        General and administrative costs for the year ended December 31, 2016 were consistent with the comparative periods.

        Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased from prior year due to a larger market capitalization from capital raised in the last 12 months to fund new investments and a higher unit price.

        Other income includes interest and distribution income as well as realized gains or losses earned on corporate financial assets. The increase during the year ended December 31, 2016 versus the comparative period is primarily due to investments made in higher yielding financial assets during the past 12 months.

        Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium term notes, less interest earned on cash balances. Financing costs increased year-over-year due to increased borrowings used to finance new investments.

        Deferred taxes and other items for the year ended December 31, 2016 were a gain of $119 million compared to a gain of $65 million in 2015. The current period balance includes a gain on our Asciano toehold investment, partially offset by the impact of foreign exchange on our hedging program compared to last year. The comparative period consisted primarily of revaluation items relating to foreign exchange hedging activities at the corporate level.

2015 vs. 2014

        General and administrative costs for the year ended December 31, 2015 were consistent with the comparative periods.

        Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased from prior year due to a larger market capitalization from capital raised in the last 12 months to fund new investments and a higher unit price.

Brookfield Infrastructure 97

        Other income includes interest and distribution income as well as realized gains earned on corporate financial assets. The increase during the year ended December 31, 2015 versus the comparative period is primarily due to incremental interest income generated on corporate financial assets acquired over the past 12 months.

        Corporate financing costs include interest expense and standby fees on our committed credit facility and corporate medium term notes, less interest earned on cash balances. Corporate financing costs for the year ended December 31, 2015 increased versus 2014 due to higher draws on our credit facility used to bridge finance new investments during 2015 and interest on corporate medium term notes issued in March and October 2015.

        Deferred taxes and other expenses for the year ended December 31, 2015 were $65 million of income compared to $26 million of income in 2014. The $39 million variance is due to incremental mark-to-market gains related to our foreign currency hedging program in 2015.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

        To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses.

        Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance, and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our partnership.

        Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada ("REALPAC") and the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

98 Brookfield Infrastructure

        For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the "Reconciliation of Non-IFRS Financial Measures" section of this MD&A.

	Year ended December 31
	2016	2015	2014
US$ MILLIONS, EXCEPT PER UNIT INFORMATION
Key Metrics
Net income(1)	$474	$298	$184
Net income per limited partnership unit(2)	1.13	0.69	0.45
Funds from operations (FFO)	944	808	724
Per unit FFO(3)	2.72	2.39	2.30
Adjusted funds from operations (AFFO)(4)	771	672	593
Adjusted EBITDA(5)	1,322	1,177	1,142
Adjusted earnings(6)	657	461	350
Adjusted earnings per unit(3)	1.66	1.18	0.97
Distributions per unit	1.55	1.41	1.28
Payout ratio(7)	67%	68%	62%

(1)
Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units and the general partner.

(2)
Average number of limited partnership units outstanding on a time weighted average basis for the year were 244.7 million (2015: 238.9 million 2014: 225.4 million).

(3)
Average units outstanding during the year of 347.2 million (2015: 337.4 million, 2014: 315.1 million).

(4)
AFFO is defined as FFO less maintenance capital expenditures. Refer to the "Reconciliation of Non-IFRS Financial Measures" section of this MD&A for a reconciliation from net income to AFFO.

(5)
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the "Reconciliation of Non-IFRS Financial Measures" section of this MD&A for a reconciliation from net income to Adjusted EBITDA.

(6)
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the "Reconciliation of Non-IFRS Financial Measures" section of this MD&A for a reconciliation from net income to Adjusted Earnings.

(7)
Payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.

        For the year ended December 31, 2016, FFO totaled $944 million ($2.72 per unit) compared to FFO of $808 million ($2.39 per unit) in 2015 and FFO of $724 million ($2.30 per unit) in 2014. FFO increased by 14% and 18% on a per unit basis compared to 2015 and 2014, respectively as a result of organic growth across most of our businesses and incremental earnings on capital that we deployed over the past two years partially offset by the impact of foreign exchange. The distributions paid during 2016 represented a payout ratio of 67%, which is within our long-term target range of 60-70%.

Brookfield Infrastructure 99

        The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

	Year ended December 31
	2016	2015	2014
US$ MILLIONS
Statement of Operating Results
Net income (loss) by segment
Utilities	$162	$210	$154
Transport	206	135	103
Energy	90	—	4
Communications Infrastructure	27	15	—
Corporate and other	(11)	(62)	(77)

Net income	$474	$298	$184

Adjusted EBITDA by segment
Utilities	$524	$524	$519
Transport	597	555	599
Energy	276	166	139
Communications Infrastructure	91	66	—
Corporate and other	(166)	(134)	(115)

Adjusted EBITDA	$1,322	$1,177	$1,142

FFO by segment
Utilities	$399	$387	$367
Transport	423	398	392
Energy	175	90	68
Communications Infrastructure	77	60	—
Corporate and other	(130)	(127)	(103)

FFO	$944	$808	$724

	As of
	December 31, 2016	December 31, 2015
US$ MILLIONS
Statement of Financial Position
Total assets by segment
Utilities	$4,605	$4,723
Transport	6,160	5,338
Energy	3,032	2,744
Communications Infrastructure	933	824
Corporate and other	(510)	(196)

Total assets	$14,220	$13,433

Net debt by segment
Utilities	$2,798	$2,721
Transport	2,611	2,118
Energy	1,468	1,735
Communications Infrastructure	392	386
Corporate and other	453	1,094

Net Debt	$7,722	$8,054

Partnership capital by segment
Utilities	$1,807	$2,002
Transport	3,549	3,220
Energy	1,564	1,009
Communications Infrastructure	541	438
Corporate and other	(963)	(1,290)

Partnership capital	$6,498	$5,379

100 Brookfield Infrastructure

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

        We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Earnings.

        These measures are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

        FFO, AFFO, Adjusted EBITDA and Adjusted Earnings have limitations as analytical tools. Therefore FFO, AFFO, Adjusted EBITDA and Adjusted Earnings should not be considered as the sole measures of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS.

        Net income attributable to our partnership is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.

        We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

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

        When viewed along with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.

        We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We also add back breakage and transaction costs as they are capital in nature.

        In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership's asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.

Brookfield Infrastructure 101

        We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses.

        Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.

        When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.

        The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to FFO and AFFO, non-IFRS financial metrics:

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2016	2015	2014
Net income attributable to partnership(2)	$474	$298	$184
Add back or deduct the following:
Depreciation and amortization	609	506	481
Deferred income taxes	(5)	(53)	(2)
Mark-to-market on hedging items	(17)	(63)	(39)
Valuation (gains) losses and other	(117)	120	100

FFO	944	808	724
Maintenance capital expenditures	(173)	(136)	(131)

AFFO	$771	$672	$593

(1)
See Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segments" for a detailed reconciliation of Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        The difference between net income attributable to partnership and FFO is primarily due to depreciation and amortization expenses of $609 million (2015: $506 million, 2014: $481 million), deferred tax recovery of $5 million (2015: $53 million, 2014: $2 million), mark-to-market gains on hedging items of $17 million (2015: $63 million, $39 million) and valuation gains of $117 million (2015: losses of $120 million, 2014: losses of $100 million).

        The difference between net income attributable to partnership and AFFO is mostly due to the aforementioned items in addition to maintenance capital expenditures of $173 million (2015: $136 million, 2014: $131 million).

102 Brookfield Infrastructure

        The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	Year ended December 31
US$ MILLIONS(1)	2016	2015	2014
Net income attributable to partnership(2)	$474	$298	$184
Add back or deduct the following:
Depreciation and amortization	609	506	481
Deferred income taxes	(5)	(53)	(2)
Mark-to-market on hedging items	(17)	(63)	(39)
Reversal of impairment charge and other	(117)	120	100
Interest expense	456	396	416
Other (income) expense	(78)	(27)	2

Adjusted EBITDA	$1,322	$1,177	$1,142

(1)
Please see Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segments" for a detailed reconciliation of Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results.

(2)
Net income attributable to partnership includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        The difference between net income attributable to partnership and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $609 million (2015: $506 million, 2014: $481 million) and interest expense of $456 million (2015: $396 million, 2014: $416 million).

        The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Net income attributable to partnership(1)	$474	$298	$184
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	300	248	205
Mark-to-market on hedging items	(17)	(63)	(39)
Gain on sale of subsidiaries or ownership changes	(100)	(22)	—

Adjusted earnings	$657	$461	$350

(1)
Net income attributable to partnership includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

        The difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $300 million (2015: $248 million, 2014: $205 million), mark-to-market gains on hedging items of $17 million (2015: $63 million, 2014: $39 million) and gains on the sale of subsidiaries or changes in ownership of $100 million (2015: $22 million, 2014: $nil).

        Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.

Brookfield Infrastructure 103

        The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2016	2015	2014
Net income per limited partnership unit(2)	$1.13	$0.69	$0.45
Add back or deduct the following:
Depreciation and amortization	1.75	1.50	1.53
Deferred income taxes	(0.01)	(0.16)	(0.01)
Mark-to-market on hedging items	(0.05)	(0.19)	(0.12)
Valuation losses (gains) and other	(0.10)	0.55	0.45

Per unit FFO(3)	$2.72	$2.39	$2.30

(1)
See Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segments" for a detailed reconciliation of Brookfield Infrastructure's proportionate results to our partnership's consolidated statements of operating results.

(2)
During 2016, on average there were 244.7 million limited partnership units outstanding (2015: 238.9 million, 2014: 225.4 million).

(3)
During 2016, on average there were 347.2 million units outstanding (2015: 337.4 million, 2014: 315.1 million).

        The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2016	2015	2014
Net income per limited partnership unit(1)	$1.13	$0.69	$0.45
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.86	0.74	0.65
Mark-to-market on hedging items	(0.05)	(0.18)	(0.13)
Gains on sale of subsidiaries or ownership changes	(0.28)	(0.07)	—

Adjusted earnings per unit(2)	$1.66	$1.18	$0.97

(1)
During 2016, on average there were 244.7 million limited partnership units outstanding (2015: 238.9 million, 2014: 225.4 million).

(2)
During 2016, on average there were 347.2 million units outstanding (2015: 337.4 million, 2014: 315.1 million).

104 Brookfield Infrastructure

OTHER RELEVANT MEASURES

        The following section contains information to assist users in the calculation of the enterprise value of our partnership.

Enterprise Value

        We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.

        The following table presents Enterprise Value as of December 31, 2016, 2015 and 2014:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Partnership units outstanding, end of period(1),(2)	369.5	345.1	315.2
Price(3)	$33.4719	$25.2876	$27.9141

Market capitalization	12,368	8,727	8,799
Preferred units(4)	375	189	—
Proportionate net debt(5)	7,722	8,054	6,657

Enterprise value	$20,465	$16,970	$15,456

(1)
Adjusted for 3-for-2 unit split effective September 14, 2016.

(2)
Includes limited partner, general partner and redeemable partnership units held by Brookfield.

(3)
Market value of our partnership is calculated based on the price per unit referencing the volume weighted average of the trading price of our units on the New York Stock Exchange for the last five trading days of a period.

(4)
Preferred units on Brookfield Infrastructure's Consolidated Statement of Financial Position.

(5)
Please see Item 5.B "Liquidity and Capital Resources" for a detailed reconciliation of Brookfield Infrastructure's proportionate net debt to our partnership's consolidated debt on the Consolidated Statement of Financial Position.

Reconciliation of Operating Segments

        Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Infrastructure 105

        The following tables present each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership's consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See "Discussion of Segment Reconciling Items" on page 108 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$684	$1,247	$496	$163	$—	$2,590	$(1,311)	$836	$2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)

Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)

FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	136	134	(131)	117	120
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(54)	(54)

Net income (loss) attributable to partnership(2)	$162	$206	$90	$27	$(11)	$474	$—	$—	$474

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$698	$1,143	$349	$123	$—	$2,313	$(1,044)	$586	$1,855
Costs attributed to revenues	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)

Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)

FFO	387	398	90	60	(127)	808	(341)	125
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items and other	(16)	(67)	(14)	(13)	53	(57)	67	66	76
Share of earnings from associates	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(90)	(90)

Net income (loss) attributable to partnership(2)	$210	$135	$—	$15	$(62)	$298	$—	$—	$298

106 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure					Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(958)	$597	$1,924
Costs attributed to revenues	(217)	(639)	(172)	—	(1,028)	486	(304)	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(472)	293
Other income (expense)	6	(34)	—	26	(2)	23	(10)	11
Interest expense	(158)	(173)	(71)	(14)	(416)	160	(106)	(362)

FFO	367	392	68	(103)	724	(289)	177
Depreciation and amortization	(155)	(250)	(76)	—	(481)	212	(111)	(380)
Deferred taxes	(27)	8	5	16	2	(37)	(14)	(49)
Mark-to-market on hedging items and other	(31)	(47)	7	10	(61)	64	(7)	(4)
Share of earnings from associates	—	—	—	—	—	50	—	58
Income from discontinued operations, net of income tax	—	—	—	—	—	—	—	(8)
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	(45)	(45)

Net income (loss) attributable to partnership(2)	$154	$103	$4	$(77)	$184	$—	$—	$184

(1)
The above table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles our proportionate results to our consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to our partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

        The following tables provide each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Brookfield Infrastructure
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

(1)
The above tables provide each segment's assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. The above table reconciles our proportionate assets to total assets presented on our consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Brookfield Infrastructure 107

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

FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(117)	$(267)	$(185)	$(91)	$—	$(660)
Attribution to non-controlling interest	149	109	88	—	(122)	224

Adjusted EBITDA	32	(158)	(97)	(91)	(122)	(436)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	27	77	88	14	—	206
Attribution to non-controlling interest	(50)	(42)	(22)	—	(11)	(125)

FFO	9	(123)	(31)	(77)	(133)	(355)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	190	97	77	—	454
Attribution to non-controlling interest	(99)	(67)	(66)	—	133	(99)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(115)	$(224)	$(93)	$(66)	$—	$(498)
Attribution to non-controlling interest	162	63	51	—	(32)	244

Adjusted EBITDA	47	(161)	(42)	(66)	(32)	(254)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	25	62	63	7	—	157
Attribution to non-controlling interest	(56)	(32)	(22)	—	(9)	(119)

FFO	16	(131)	(1)	(59)	(41)	(216)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	162	30	59	—	341
Attribution to non-controlling interest	(106)	(31)	(29)	—	41	(125)

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

108 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(116)	$(268)	$(88)	$—	$(472)
Attribution to non-controlling interest	198	62	33	—	293

Adjusted EBITDA	82	(206)	(55)	—	(179)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	23	106	58	(4)	183
Attribution to non-controlling interest	(66)	(32)	(16)	(2)	(116)

FFO	39	(132)	(13)	(6)	(112)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	93	162	30	4	289
Attribution to non-controlling interest	(132)	(30)	(17)	2	(177)

Net income attributable to partnership	$—	$—	$—	$—	$—

(1)
Revenues, costs attributed to revenues, general and administrative costs.

(2)
Other income, interest expense and current income taxes.

(3)
Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

2016 vs. 2015

        Contributions from investments in associates and joint ventures increased compared to 2015 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the increased investment in our Brazilian toll road operation and our North American natural gas transmission operation were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

        Attribution to non-controlling interest decreased compared to 2015 as the Australian dollar, British pound and euro depreciated against the U.S. dollar relative to the prior year.

2015 vs. 2014

        Contributions from investments in associates and joint ventures increased compared to 2014 as additions to rate base and inflation indexation at our South American transmission operation along with contributions from the acquisition of our Brazilian rail operation midway through the third quarter of 2014 and European telecommunications business in March 2015 were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

        Attribution to non-controlling interest decreased compared to 2014 as contributions from acquisitions completed over the past 12 months in our district energy and gas storage businesses were more than offset by the impact of foreign exchange and the sale of our New England electricity transmission system.

Brookfield Infrastructure 109

5.B    LIQUIDITY AND CAPITAL RESOURCES

        The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. Any limitations existing at December 31, 2016 and 2015 were insignificant and would not adversely impact our ability to meet cash obligations.

        Our group-wide liquidity at December 31, 2016 was $3,895 million and was comprised of the following:

	As of
US$ MILLIONS	December 31, 2016	December 31, 2015
Corporate cash and cash equivalents	$549	$286
Committed corporate credit facility	1,975	1,875
Subordinate corporate credit facility	500	—
Draws under corporate credit facility	—	(407)
Commitments under corporate credit facility	(46)	(83)
Proportionate cash retained in businesses	283	257
Proportionate availability under subsidiary credit facilities	634	472

Group-wide liquidity	$3,895	$2,400

        At December 31, 2016, we believe that the sources of group-wide liquidity are sufficient for Brookfield Infrastructure's present requirements. We finished the year with group-wide liquidity of approximately $3,895 million, up from $2,400 million at December 31, 2015 primarily as a result of capital raised during the year offset by funds deployed for acquisitions and growth capital expenditures. At the corporate level, we ended the year with $2,978 million of liquidity, an increase of $1,307 million compared to the prior year.

110 Brookfield Infrastructure

        We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of December 31, 2016, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2017	2018	2019	2020	2021	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$295	$93	$—	$279	$—	$335	$1,002

Total recourse borrowings	3	295	93	—	279	—	335	1,002

Non-recourse borrowings(1)
Utilities
Regulated Distribution	11	—	—	—	40	—	1,098	1,138
Electricity Transmission	12	31	4	5	4	4	679	727
Regulated Terminal	5	—	—	53	152	296	477	978

	9	31	4	58	196	300	2,254	2,843
Transport
Rail	7	37	13	22	91	112	753	1,028
Toll Roads	9	228	108	114	81	58	701	1,290
Ports	5	60	20	95	172	57	65	469

	8	325	141	231	344	227	1,519	2,787
Energy
Energy Transmission, Distribution & Storage	5	630	75	378	—	—	229	1,312
District Energy	11	38	2	2	2	—	156	200

	6	668	77	380	2	—	385	1,512
Communications Infrastructure
Telecommunications Infrastructure	7	—	37	—	62	—	311	410

	7	—	37	—	62	—	311	410
Total non-recourse borrowings(1)	8	1,024	259	669	604	527	4,469	7,552

Total borrowings(2)	8	$1,319	$352	$669	$883	$527	$4,804	$8,554

Cash retained in businesses
Utilities								$45
Transport								176
Energy								44
Communications Infrastructure								18
Corporate								549

Total cash retained								$832

Net debt
Utilities								$2,798
Transport								2,611
Energy								1,468
Communications Infrastructure								392
Corporate								453

Total net debt								$7,722
Total net debt		15%	4%	8%	10%	6%	57%	100%

(1)
Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
As of December 31, 2016, approximately 16% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 15% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 14% of our total borrowings, inclusive of the impact of interest rate swaps.

Brookfield Infrastructure 111

        Our debt has an average term of 8 years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2016 was 54%. The weighted average cash interest rate is 5.3% for the overall business (December 31, 2015: 5.8%), in which our utilities, transport, energy, communications infrastructure and corporate segments were 4.0%, 7.4%, 7.0%, 2.6% and 3.4%, respectively (December 31, 2015: 5.3%, 6.6%, 6.9%, 2.1% and 3.2%, respectively).

        Proportionate debt can be reconciled to consolidated debt as follows:

	As of December 31
US$ MILLIONS	2016	2015
Consolidated debt	$8,236	$7,232
Add: proportionate share of debt of investments in associates:
Utilities	727	643
Transport	1,083	764
Energy	1,146	1,462
Communications Infrastructure	410	423
Add: proportionate share of debt directly associated with assets held for sale		206
Less: borrowings attributable to non-controlling interest	(2,619)	(1,662)
Premium on debt and cross currency swaps	(429)	(471)

Proportionate debt	$8,554	$8,597

FINANCIAL INSTRUMENTS

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

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

        The following table presents our hedged position in foreign currencies as of December 31, 2016:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR
Equity Investment—US$	$1,476	$1,532	$1,019	$1,724	$95	$(288)	$725	$64	$114	$37
FX contracts—US$	3,251	(1,532)	(1,019)	—	—	(87)	(613)	—	—	—

Net unhedged—US$	$4,727	$—	$—	$1,724	$95	$(375)	$112	$64	$114	$37

% of equity investment hedged	N/A	100%	100%	—%	—%	N/A	85%	—%	—%	—%

        At December 31, 2016, we had hedges in place to convert a total of 73% of our net equity investment to U.S. dollars. For the 12 months ended December 31, 2016, we recorded gains in other comprehensive income of $169 million related to these contracts (2015: $89 million).

        For additional information, see Note 6, "Fair Value of Financial Instruments", Note 33, "Derivative Financial Instruments" and Note 34, "Financial Risk Management" in our financial statements included in this annual report on Form 20-F.

112 Brookfield Infrastructure

OTHER MARKET RISKS

Inflation Risk

        Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our South American electricity transmission operations and a portion of our toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month's inflation rate. However, we believe this is offset by the nature of our revenues which are in large part indexed to Chilean inflation.

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

Brookfield Infrastructure 113

        The following table highlights the sources and uses of cash for the year:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Funds from operations (FFO)	$944	$808	$724
Maintenance capital expenditures	(173)	(136)	(131)

Funds available for distribution (AFFO)	771	672	593
Distributions paid	(628)	(546)	(448)

Funds available for reinvestment	143	126	145

Growth capital expenditures	(843)	(597)	(611)
Debt funding of growth capex	460	364	339
Asset level financings (repayments)	33	(243)	77
Disposals, net of new investments	(159)	(1,669)	(310)
(Repayments) draws on corporate credit facility	(407)	161	246
Partnership unit issuances, net of repurchases	749	889	—
Proceeds from debt issuance	—	738	—
Proceeds from preferred units issuance	186	189	—
Changes in working capital and other	127	(112)	(42)

Change in proportionate cash	289	(154)	(156)
Opening, proportionate cash	543	697	853

Closing, proportionate cash	$832	$543	$697

        The following table presents the components of growth capital expenditures by operating segment:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Growth capital expenditures by segment
Utilities	$428	$258	$242
Transport	319	297	332
Energy	67	27	37
Communications Infrastructure	29	15	—

	$843	$597	$611

        Growth capital expenditures for the year ended December 31, 2016 were $843 million, an increase of $246 million or 41% versus 2015. The increase in growth capital expenditures is associated with higher connections activity and the investment in our smart meter program at our U.K. regulated distribution business, increased ownership in our South American toll road business and capital deployed at our Australian district energy business. These items were partially offset by the depreciation of most foreign currencies in which we operate versus the U.S. dollar relative to the prior year.

114 Brookfield Infrastructure

        The following table presents the components of maintenance capital expenditures by operating segment:

	Annual Estimated Maintenance Capex
			Year ended December 31
			2016	2015	2014
US$ MILLIONS	Low	High
Maintenance capital expenditures by segment
Utilities	$10	$15	$15	$13	$14
Transport	115	125	88	72	80
Energy	65	75	61	45	37
Communications Infrastructure	5	10	9	6	—

	$195	$225	$173	$136	$131

        We estimate annual maintenance capital expenditures to be $10-15 million, $115-125 million, $65-75 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $195-225 million.

PARTNERSHIP CAPITAL

        Our partnership's capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.2% managing general partner interest. As of December 31, 2016, Brookfield holds a 29.3% interest in the Holding LP through Redeemable Partnership Units and an additional 0.4% interest in the Holding LP through Special Limited Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder's units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any Reedemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership's units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2016, Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.5%, if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

Brookfield Infrastructure 115

        Brookfield's 0.4% interest in the Holding LP through Special Limited Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP's units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP's units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP's units (other than Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2016, the Holding LP paid incentive distributions of $80 million (2015: $64 million, 2014: $44 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special Limited Partner Units in additional Redeemable Partnership Units.

        On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.

        On November 8, 2016, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 12,181,987 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on November 10, 2016 and will terminate on November 9, 2017, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled.

        In December 2016, we issued approximately 15.6 million units at $32 per unit in public offerings in the U.S. and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred. Concurrently, we issued 8.1 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield in a private placement for additional proceeds of $250 million. After giving effect to the public offering and concurrent private placement to Brookfield, our partnership's ownership interest in the Holding LP decreased slightly from 70.5% to 70.2% without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $16 million that was recognized directly in equity.

        Our partnership has established a distribution reinvestment plan ("Plan"), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 791,183 units (2015: 266,127 units).

116 Brookfield Infrastructure

        The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2016	December 31, 2015
Redeemable Partnership Units, held by Brookfield	108,401,992	100,262,992
Special Limited Partner Units	1,600,410	1,600,410
Managing General Partner Units	259,450,045	243,247,458

Total	369,452,447	345,110,860

        During 2016 and 2015, our outstanding issued Redeemable Partnership Units changed as follows:

	2016		2015
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,528	100,262,992	$1,178	88,110,084
Units issued	250	8,139,000	350	12,152,908

Outstanding at end of year	$1,778	108,401,992	$1,528	100,262,992

        During 2016 and 2015, our outstanding issued Special Limited Partner Units changed as follows:

	2016		2015
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410

Outstanding at end of year	$19	1,600,410	$19	1,600,410

        During 2016 and 2015, our outstanding issued Managing General Partner Units changed as follows:

	2016		2015
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$3,716	243,247,458	$3,201	225,479,916
Units issued	505	16,418,289	582	20,268,845
Units purchased and cancelled	(6)	(215,702)	(67)	(2,501,303)

Outstanding at end of year	$4,215	259,450,045	$3,716	243,247,458

        The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2016	December 31, 2015
Holding LP Series 1 Preferred Units	5,000,000	5,000,000
Holding LP Series 3 Preferred Units	5,000,000	5,000,000
Holding LP Series 5 Preferred Units	10,000,000	—

Total	20,000,000	10,000,000

Brookfield Infrastructure 117

        Our preferred units were not affected by the Unit Split.

        During 2016 and 2015, our outstanding issued Preferred Units changed as follows:

	2016		2015
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$189	10,000,000	$—	—
Units issued	186	10,000,000	189	10,000,000

Outstanding at end of year	$375	20,000,000	$189	10,000,000

        In August 2016, our Limited Partnership Agreement was amended to create the Series 5 Preferred Units and Series 6 Preferred Units. The limited partnership agreement of the Holding LP was also amended to create the Holding LP Series 5 Preferred Units and Holding LP Series 6 Preferred Units with terms substantially mirroring the Series 5 Preferred Units and Series 6 Preferred Units, respectively. Our Partnership issued 10 million Series 5 Preferred Units at an offering price of C$25.00 per Series 5 Preferred Unit under its shelf registration in Canada and acquired 10 million Holding LP Series 5 Preferred Units at the offering price.

5.C    RESEARCH AND DEVELOPMENT

        Not applicable.

5.D    TREND INFORMATION

        We will seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. In addition, we have a substantial capital backlog to be commissioned in the next two to three years and we believe that notwithstanding increasing political uncertainty, most of our markets have favourable outlooks, which we believe provides an opportunity for increased organic growth in cash flows. Our beliefs as to the opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in or cash flows, or capital deployed for acquisitions or organic growth. See page 4, "Forward-Looking Statements".

        We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.

        Given the small amount of new infrastructure development that occurred over the last decade compared to the infrastructure requirements of the regions in which we operate, we see an opportunity to deploy significant capital in the near term in response to demand we are seeing in our major markets. Specifically, we plan to commission over $1 billion of our capital backlog over the next 12-18 months and continue the build-out of our gas and electricity transmission businesses in Brazil.

118 Brookfield Infrastructure

        Additionally, our strategy is to take a long-term perspective on the regions where the business has an established presence, and to invest further during periods of market weakness. Recently, we have taken a long-term view on Brazil by pursuing transactions involving a number of large-scale assets. In 2016, the focus was on executing transactions while the country was in a severe recession and lost its investment grade status. It is possible that a similar situation may be developing in Mexico. Due to the protectionist sentiment garnering considerable momentum in the U.S., the level of uncertainty and anxiety related to Mexico's future economic performance has not been worse in over 20 years. The peso has dropped to its lowest level since 1994 and the country's foreign direct investment is likely to slow down as capital sits on the sidelines. We believe that concerns over the country may overshoot and as a result, our business development efforts have increased to capitalize on opportunities that may arise.

        In India, the government has made strides in making the operating and legal environments more investor friendly and the expected GDP growth rate over the foreseeable future is far in excess of many developed countries, making it an attractive market in invest in for the long-term.

        To fund future growth, we will also be focused on executing the next phase of our capital recycling program. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to generate between $1.5 billion and $2.0 billion over the next few years.

5.E    OFF-BALANCE SHEET ARRANGEMENTS

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

        We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2016, letters of credit issued by our subsidiaries amounted to $46 million (December 31, 2015: $83 million).

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

Brookfield Infrastructure 119

5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The table below outlines Brookfield Infrastructure's contractual obligations as at December 31, 2016:

December 31, 2016 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$540	$34	$26	$186	$786
Corporate borrowing	295	93	279	335	1,002
Non-Recourse borrowing	286	233	1,708	5,109	7,336
Financial liabilities	229	29	49	74	381
Interest Expense:
Corporate borrowing	40	29	64	14	147
Non-Recourse borrowing	361	342	871	1,450	3,024

        In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $168 million per year based on our market capitalization and unit price as at December 31, 2016.

        An integral part of our partnership's strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure's profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.

5.G    SAFE HARBOUR

        See "Forward-Looking Statements" in the forepart of this Form 20-F.

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

120 Brookfield Infrastructure

        The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell(2) Saint John, Canada	70	Chair	Director
Jeffrey Blidner Toronto, Canada	68	Director	Senior Managing Partner of Brookfield Asset Management
William Cox Pembroke, Bermuda	54	Director	Business Executive
John Fees Lynchburg, Virginia	59	Director	Executive Chairman of BWXT
David Hamill(2,3) Ipswich, Qld, Australia	59	Director	Director
Arthur Jacobson, Jr.(2) Malibu, California	54	Director	Director
Rafael Miranda Robredo(2) Madrid, Spain	67	Director	Director
Anne Schaumburg(3) Short Hills, New Jersey	67	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	67	Director	Chief Financial Officer, Anglesey Mining PLC, a mining company

(1)
The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)
Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)
Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is our audit committee financial expert.

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

Brookfield Infrastructure 121

        Jeffrey Blidner.    Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Jeffrey is also a director of a number of Brookfield companies in Europe and Canada, including Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P. and, until 2016, Rouse Properties Inc. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey's practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

        William Cox.    William joined as a director of our General Partners on November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.

        John Fees.    John joined as a director of our General Partner on April 22, 2013. He is the Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 37 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh

        David Hamill.    David has served as a director of our General Partner since December 31, 2010. He is a professional director and brings significant management and strategic expertise to Brookfield Infrastructure. He was Treasurer of the State of Queensland in Australia from 1998 to 2001, Minister for Education from 1995 to 1996, and Minister for Transport and Minister Assisting the Premier on Economic and Trade Development from 1989 to 1995. David retired from the Queensland Parliament in February 2001. David holds a Bachelor of Arts (Honours) from the University of Queensland, a Master of Arts from Oxford University and a Doctorate of Philosophy from University of Queensland and is a fellow of the Chartered Institute of Transport and the Australian Institute of Company Directors.

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

122 Brookfield Infrastructure

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

Brookfield Infrastructure 123

Our Management

        Our General Partner does not have any employees. Instead, members of Brookfield's senior management and other individuals from Brookfield Asset Management's global affiliates are drawn upon to fulfill the Service Provider's obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 63,000 operating employees and over 700 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Jeffrey Blidner	68	40	15	Senior Managing Partner
Sam Pollock	50	27	22	Chief Executive Officer
Bahir Manios	38	15	12	Chief Financial Officer

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

        Bahir Manios.    Bahir is a Managing Partner of Brookfield Asset Management and the Chief Financial Officer of the Service Provider, where he has overall responsibility for corporate finance, reporting, tax and treasury activities. Bahir joined Brookfield in 2004 and began his career at one of the big-four accounting firms, where he worked in the assurance and business advisory practice. A graduate of the School of Business and Economics at Wilfrid Laurier University, he is a member of the Canadian Institute of Chartered Accountants.

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

124 Brookfield Infrastructure

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

Brookfield Infrastructure 125

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

        The table below sets forth the management fees for the years ended December 31, 2016, 2015 and 2014, respectively.

	Year ended December 31
MILLIONS	2016	2015	2014
Base management fee	$158	$126	$107

126 Brookfield Infrastructure

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

Brookfield Infrastructure 127

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

128 Brookfield Infrastructure

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

6.B    COMPENSATION

Compensation

        During the year ended December 31, 2016, our General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2016 paid the chairperson of the board of directors $150,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2016 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson's total remuneration for the 2016 fiscal year $120,000.

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

Brookfield Infrastructure 129

6.C    BOARD PRACTICES

Board Structure, Practices and Committees

        The structure, practices and committees of our General Partner's board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our General Partner's Bye-laws. Our General Partner's board of directors is responsible for exercising the management, control, power and authority of the General Partner except as required by applicable law or the Bye-laws of the General Partner. The following is a summary of certain provisions of those Bye-laws that affect our partnership's governance.

Size, Independence and Composition of the Board of Directors

        Our General Partner's board of directors is currently set at nine directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our General Partner's shareholders and subject to its Bye-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.

        If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our General Partner's Bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

130 Brookfield Infrastructure

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

Brookfield Infrastructure 131

Service Contracts

        There are no service contracts with directors that provide benefit upon termination of employment.

Director Unit Ownership Requirements

        We believe that directors of the General Partner can better represent our unitholders if they have economic exposure to our partnership themselves. We expect that directors of the General Partner hold sufficient units such that the acquisition costs of units held by such directors is equal to at least two times their annual retainer, as determined by the board of directors of the General Partner from time to time. Directors of the General Partner are required to meet this requirement within five years of their date of appointment.

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

        The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda. See also Item 6.A "Directors and Senior Management".

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

132 Brookfield Infrastructure

        The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner's shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner's board of directors with respect to matters relating to the general operation of the board of directors, our partnership's governance, the governance of our General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

        Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy, such as in instances of fraud, dishonesty and bad faith, or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability" for a description of the indemnification arrangements in place under our Limited Partnership Agreement.

Our General Partner's Bye-laws

        Bermuda law permits the Bye-laws of an exempted company, such as our General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy, such as in instances of fraud, dishonesty and bad faith, or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person's expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Brookfield Infrastructure 133

        Under our General Partner's Bye-laws, our General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership's investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our General Partner's Bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our General Partner's Bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

6.E    SHARE OWNERSHIP

        Each of our directors and officers of our General Partner own less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B "Related Party Transactions—Distribution Reinvestment Plan."

134 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    MAJOR SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2016.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.	108,651,637	(3)	29.5%	(3)
Partners Limited	112,017,711	(4)	30.4%	(4)

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

(2)
Except as set forth in footnotes(3) and (4) below, the percentages shown are based on 259,450,045 units outstanding as of December 31, 2016.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 108,651,637 of our units that it holds through wholly-owned subsidiaries, constituting approximately 29.5% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management.

(4)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 112,017,711 of our units, constituting approximately 30.4% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Redemption-Exchange Mechanism." This amount includes 3,327,972 of our units beneficially held by Partners Value Investments LP and all of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 38,102 of our units with respect to which it has sole voting and investment power.

        Our major unitholders have the same voting rights as all other holders of our units.

        As of December 31, 2016, 197,394 of our outstanding units were held by 906 holders of record in the United States, not including The Depository Trust Company ("DTC"). As of December 31, 2016, DTC was the holder of record of 120,821,643 units.

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

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risks Relating to our Relationship with Brookfield," Item 4.C "Organizational Structure," Item 6.A "Directors and Senior Management" and Item 7.A "Major Shareholders."

Brookfield Infrastructure 135

Syndication of Our NTS Commitment from Brookfield

        In September 2016, alongside several of our institutional partners, we announced an agreement to acquire a 90% controlling stake in NTS, from Petrobras, for total consideration of $5.3 billion. Our expected investment commitment will be 30% of the total transaction, representing approximately $1.3 billion of the consideration payable on closing, with the remaining balance payable on the fifth anniversary of the closing. A portion of our commitment would be syndicated from Brookfield, reducing its commitment by a corresponding amount. See Item 4.B "Business Overview—Energy" for more information.

Relationship Agreement

        Our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.

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

136 Brookfield Infrastructure

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

Voting Agreements

        Our partnership has entered into voting agreements ("Voting Agreements") with Brookfield that permit our partnership (or our partnership's designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain of our operations managed or controlled by Brookfield-related entities.

Brookfield Infrastructure 137

        Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreements will be voted in favour of the election of directors or officers (or their equivalent, if any) approved by our partnership (or our partnership's designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of our partnership (or our partnership's designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, our partnership or our partnership's designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our partnership or our partnership's designated affiliates, as applicable, in their discretion.

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

138 Brookfield Infrastructure

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

Incentive Distributions

        Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special Limited Partner Units. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the Holding LP's units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP's limited partnership agreement. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions."

Brookfield Infrastructure 139

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

Special Limited Partner Distributions

        Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special limited partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP's special limited partnership interest in the Holding LP which is equal to approximately 0.4% of the total distributions on the units of the Holding LP. See Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Distributions." In addition, it is entitled to receive the incentive distributions described above under "—Incentive Distribution."

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

140 Brookfield Infrastructure

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

Brookfield Infrastructure 141

Indemnification Arrangements

        Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our Limited Partnership Agreement, our General Partner's Bye-laws, the Holding LP's limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A "Directors and Senior Management—Our Master Services Agreement," Item 10.B "Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability" and Item 10.B "Memorandum and Articles of Association—Description of the Holding LP's Limited Partnership Agreement—Indemnification; Limitations of Liability."

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

  •
  because of the scale of typical infrastructure acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield-sponsored funds or Brookfield-sponsored or co-sponsored consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners or consortium members that it does not owe to us;

142 Brookfield Infrastructure

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

Brookfield Infrastructure 143

        With respect to transactions in which there is greater potential for a conflict of interest to arise, our General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP's limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts protocol, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership's market capitalization if Brookfield's indirect equity interest in our partnership was included in the calculation of our partnership's market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.5% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield.

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

144 Brookfield Infrastructure

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

        In addition, the Bermuda Limited Partnership Act, under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has a duty to: (i) act at all times in good faith; and (ii) subject to any express provisions of the partnership agreement to the contrary, act in the interests of the limited partnership. Applicable Bermuda legislation also provides that a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our General Partner owes any such fiduciary duties to our partnership, our unitholders and preferred unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law, with the exception of the duty of our General Partner to act in good faith, which cannot be modified. We have been advised by counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

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

Brookfield Infrastructure 145

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

        Bermuda partnership legislation provides that, subject to any express provision of the partnership agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under the partnership agreement to the limited partnership or any other partner. Our Limited Partnership Agreement imposes no such fiduciary duty.

Other Related Party Transactions

        During December 2015, Brookfield Infrastructure entered into a $500 million revolving credit facility with Brookfield maturing on February 11, 2018 to provide additional liquidity for general corporate purposes and capital expenditures, if required. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2016, there were no borrowings outstanding and no draws were made subsequent to year end.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At December 31, 2016, Brookfield Infrastructure's deposit balance with Brookfield was approximately $255 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million for year ended December 31, 2016 (2015: less than $1 million, 2014: less than $1 million).

        An integral part of our partnership's strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Infrastructure's profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

7.C    INTEREST OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 18 "Financial Statements" for additional information required to be disclosed under this Item.

146 Brookfield Infrastructure

8.B    SIGNIFICANT CHANGES

        See Item 3 "Key Information," Item 4 "Information on the Company," Item 5 "Operating and Financial Review and Prospects—Management's Discussion and Analysis of Financial Condition and Results of Operation" for additional information.

ITEM 9.    THE OFFER AND LISTING

9.A    OFFER AND LISTING DETAILS (PRICE HISTORY)

        The following table sets forth the annual high and low prices for our units on the NYSE for the past five years, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
Year ended December 31, 2012	$24.47	$18.65
Year ended December 31, 2013	$27.51	$22.79
Year ended December 31, 2014	$28.66	$23.81
Year ended December 31, 2015	$31.03	$24.50
Year ended December 31, 2016	$34.64	$21.39

        The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
January 1, 2015 to March 31, 2015	$30.94	$27.93
April 1, 2015 to June 30, 2015	$31.03	$28.49
July 1, 2015 to September 30, 2015	$29.91	$24.50
October 1, 2015 to December 31, 2015	$28.28	$24.68
January 1, 2016 to March 31, 2016	$28.09	$21.39
April 1, 2016 to June 30, 2016	$30.17	$26.43
July 1, 2016 to September 30, 2016	$34.64	$30.37
October 1, 2016 to December 31, 2016	$34.57	$31.16

        The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
September 1, 2016 to September 30, 2016	$34.64	$31.21
October 1, 2016 to October 31, 2016	$34.57	$33.16
November 1, 2016 to November 30, 2016	$33.98	$31.16
December 1, 2016 to December 31, 2016	$33.58	$31.86
January 1, 2017 to January 31, 2017	$35.81	$33.44
February 1, 2017 to February 28, 2017	$37.05	$34.61

Brookfield Infrastructure 147

        The following table sets forth the annual high and low prices for our units on the TSX for the past five years, in Canadian dollars, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
January 1, 2012 to December 31, 2012	$24.18	$18.75
January 1, 2013 to December 31, 2013	$28.72	$23.55
January 1, 2014 to December 31, 2014	$32.61	$26.33
January 1, 2015 to December 31, 2015	$38.73	$32.78
January 1, 2016 to December 31, 2016	$45.75	$30.81

        The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
January 1, 2015 to March 31, 2015	$38.65	$32.89
April 1, 2015 to June 30, 2015	$38.73	$35.26
July 1, 2015 to September 30, 2015	$38.33	$32.78
October 1, 2015 to December 31, 2015	$37.64	$32.88
January 1, 2016 to March 31, 2016	$36.46	$30.81
April 1, 2016 to June 30, 2016	$38.97	$34.73
July 1, 2016 to September 30, 2016	$45.55	$39.39
October 1, 2016 to December 31, 2016	$45.75	$42.16

        The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars:, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016

	High	Low
September 1, 2016 to September 30, 2016	$45.55	$41.13
October 1, 2016 to October 31, 2016	$45.75	$43.83
November 1, 2016 to November 30, 2016	$45.36	$42.16
December 1, 2016 to December 31, 2016	$45.44	$42.41
January 1, 2017 to January 31, 2017	$47.29	$44.90
February 1, 2017 to February 28, 2017	$48.37	$45.02

        Our units do not have a par value.

9.B    PLAN OF DISTRIBUTION

        Not applicable.

9.C    MARKETS

        Our units are listed on the NYSE under the symbol "BIP" and on the TSX under the symbol "BIP.UN". Our Series 1 Preferred Units, Series 3 Preferred Units, Series 5 Preferred Units and Series 7 Preferred Units are listed on the TSX under the symbols "BIP.PR.A", "BIP.PR.B", "BIP.PR.C" and "BIP.PR.D", respectively.

148 Brookfield Infrastructure

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

        See also the information contained in this annual report on Form 20-F under Item 3.D "Risk Factors—Risk Relating to Our Relationship with Brookfield," Item 4.C "Organizational Structure," Item 6.A "Directors and Senior Management" and Item 7.B "Related Party Transactions."

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

Brookfield Infrastructure 149

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

150 Brookfield Infrastructure

        The Series 1 Preferred Units are redeemable by our partnership on June 30, 2020 and on June 30 every five years thereafter for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31, 2020 and on December 31 every five years thereafter for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2020 and on December 31 every five years thereafter. The Series 5 Preferred Units are redeemable by our partnership on September 30, 2021 and on September 30 every five years thereafter for C$25.00 per Series 5 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 5 Preferred Units will have the right, at their option, to reclassify their Series 5 Preferred Units into Series 6 Preferred Units, subject to certain conditions, on September 30, 2021 and on September 30 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, March 31, 2022 and on March 31 every five years thereafter. Our preferred units do not have a fixed maturity date and are not redeemable at the option of preferred unitholders.

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

Brookfield Infrastructure 151

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

        Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. Holders of Series 6 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.64%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.78%, and (ii) 5.00%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.78%. Subject to the terms of any preferred units outstanding at the time, any distributions from our partnership will be made to the limited partners holding units as to 99.99% and to our General Partner as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our units. Each holder of units or preferred units will receive a pro rata share of distributions made to all holders of units or preferred units, as applicable, in accordance with the proportion of all units or preferred units held by that holder. See Item 8.A "Consolidated Statements and Other Financial Information."

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

152 Brookfield Infrastructure

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

Brookfield Infrastructure 153

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

154 Brookfield Infrastructure

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

        Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be (i) given by a resolution signed by the holders of Class A Preferred Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Class A Preferred Units, as a series, may be (i) given by a resolution signed by the holders of the applicable series of Class A Preferred Units owning not less than the percentage of such series of Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Class A Preferred Units at which all holders of the applicable series of Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of the applicable Class A Preferred Unit held.

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

Brookfield Infrastructure 155

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

156 Brookfield Infrastructure

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

Brookfield Infrastructure 157

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

158 Brookfield Infrastructure

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

Brookfield Infrastructure 159

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

160 Brookfield Infrastructure

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

Brookfield Infrastructure 161

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

162 Brookfield Infrastructure

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

Brookfield Infrastructure 163

  •
  ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of the partnership in accordance with our Limited Partnership Agreement.

        The transfer of any unit or preferred unit and the admission of any new partner to our partnership will not constitute any amendment to our Limited Partnership Agreement.

Transfer Agent and Registrar

        Computershare Inc. in Canton, Massachusetts, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering our units and Class A Preferred Units, respectively, and transfers of our units and Class A Preferred Units, respectively, as provided in our Limited Partnership Agreement.

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

164 Brookfield Infrastructure

Units

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

Brookfield Infrastructure 165

        Brookfield's aggregate limited partnership interest in our partnership would be approximately 29.5% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP's units redeemed (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield's total percentage interest in our partnership would be increased if it participates in the Holding LP's distribution reinvestment plan.

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

        Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any) in any given quarter will be made by the Holding LP as follows (being the "Regular Distribution Waterfall"):

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

  •
  third, 100% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.203, referred to as the First Distribution Threshold;

  •
  fourth, 85% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special Limited Partner Units, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.22, referred to as the Second Distribution Threshold; and

  •
  thereafter, 75% of any available cash then remaining to the owners of the Holding LP's partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special Limited Partner Units.

166 Brookfield Infrastructure

        On September 14, 2016, concurrent with completion of the Unit Split, the Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. The limited partnership agreement was also amended on such date to adjust the First Distribution Threshold from $0.305 to $0.203 and the Second Distribution Threshold from $0.33 to $0.22 to reflect the Unit Split.

        Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure's expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.435		$1.740
First distribution threshold		$0.203		$0.812
Total units of Holding LP	369
Total first distribution			$75		$300
Distribution in excess of first distribution threshold		$0.017		$0.068
Total units of Holding LP	369
Second distribution to partners			$6		$24
15% incentive distribution to the holder of Special Limited Partner Units			1		4

Total second distribution			$7		$28
Distribution in excess of second distribution threshold		$0.215		$0.860
Total units Holding LP	369
Third distribution to partners			$79		$316
25% incentive distribution to the holder of Special Limited Partner Units			26		104

Total third distribution			$105		$420

Total distributions to partners (including incentive distributions)			$187		$748

Total incentive distributions to the holder of Special Limited Partner Units			$27		$108

        The table below sets forth the incentive distributions for the years ended December 31, 2016, 2015 and 2014 paid to Infrastructure Special LP.

	Year ended December 31
MILLIONS	2016	2015	2014
Incentive Distributions	$80	$64	$44

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

Brookfield Infrastructure 167

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

168 Brookfield Infrastructure

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

Brookfield Infrastructure 169

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

Amendment of the Holding LP's Limited Partnership Agreement

        Amendments to the Holding LP's limited partnership agreement may be proposed only by or with the consent of its managing general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the managing general partner must seek approval of a majority of the Holding LP's outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Holding LP Class A Preferred Units as a class and any other approval to be given by the holders of the Holding LP Class A Preferred Units may be (i) given by a resolution signed by the holders of Holding LP Class A Preferred Units owning not less than the percentage of the Holding LP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Holding LP Class A Preferred Units at which all holders of the Holding LP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Holding LP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Holding LP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Holding LP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Holding LP Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Holding LP Class A Preferred Unit held.

        Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Holding LP Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Holding LP Class A Preferred Units, as a series, may be (i) given by a resolution signed by the holders of the applicable series of Holding LP Class A Preferred Units owning not less than the percentage of such series of Holding LP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Holding LP Class A Preferred Units at which all holders of the applicable series of Holding LP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Holding LP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Holding LP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Holding LP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Holding LP Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of the applicable Holding LP Class A Preferred Unit held.

170 Brookfield Infrastructure

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

Brookfield Infrastructure 171

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

172 Brookfield Infrastructure

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

Brookfield Infrastructure 173

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

174 Brookfield Infrastructure

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

Brookfield Infrastructure 175

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

176 Brookfield Infrastructure

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

  6.
  Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  7.
  First Supplemental Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  8.
  Guarantee dated October 10, 2012 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  9.
  Guarantee dated November 27, 2013 by Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  10.
  Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  11.
  Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

Brookfield Infrastructure 177

  12.
  Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  13.
  Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  14.
  Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  15.
  Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F;

  16.
  Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F; and

  17.
  Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, "Subsidiary Public Issuers" in our financial statements included in this annual report on Form 20-F.

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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

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

180 Brookfield Infrastructure

        Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder's after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply, and additional adverse U.S. federal income tax consequences could result if debt issued by a U.S. subsidiary to the Holding LP were recharacterized as equity under the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code.

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

Brookfield Infrastructure 181

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

182 Brookfield Infrastructure

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

        Limitations on Interest Deductions.    Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating UBTI attributable to debt-financed property. However, to the extent our partnership or the Holding LP incur debt, your share of our partnership's interest expense, if any, is likely to be treated as "investment interest" expense. For a non-corporate U.S. Holder, the deductibility of "investment interest" expense generally is limited to the amount of such holder's "net investment income". Your share of our partnership's dividend and interest income will be treated as investment income, although "qualified dividend income" subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership's interest expense.

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

Brookfield Infrastructure 183

        Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our partnership's investment in any PFIC as a "qualified electing fund", gain attributable to such investment in a PFIC would be taxable in the manner described below in "—Passive Foreign Investment Companies". In addition, certain gain attributable to our investment in a "controlled foreign corporation ("CFC") may be characterized as ordinary income, and certain gain attributable to "unrealized receivables" or "inventory items" could be characterized as ordinary income rather than capital gain. For example, if our partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as "unrealized receivables". The deductibility of capital losses is subject to limitations.

        Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain "split holding period" rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

        U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders' "modified adjusted gross income" (or "adjusted gross income" in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders' "net investment income" (or "undistributed net investment income" in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership's income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership's interest in a PFIC or CFC. See "—Passive Foreign Investment Companies" and "—Controlled Foreign Corporations" below. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.

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

184 Brookfield Infrastructure

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

Brookfield Infrastructure 185

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

        If you were to elect to treat your share of our partnership's interest in a PFIC as a "qualified electing fund" ("QEF Election"), for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later. Under certain circumstances, we may be permitted to make a QEF Election on behalf of all U.S. Holders with respect to a PFIC held indirectly. However, no assurance can be provided that we will make any such QEF Election, if available.

186 Brookfield Infrastructure

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

        Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2017. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See "—Investment Structure", below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

Brookfield Infrastructure 187

        Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.

Controlled Foreign Corporations

        A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a "U.S. Shareholder" with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

        If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC's "Subpart F" income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC's current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC's Subpart F income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC.
        Your tax basis in your units will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under "—Consequences to U.S. Holders—Holding of Our Units—Income and Loss". Amounts included as Subpart F income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.

        Whether or not any CFC has Subpart F income, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

        As described above under "—Passive Foreign Investment Companies", Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax to U.S. persons owning an interest in a PFIC. Similar rules apply to U.S. Shareholders of a CFC. You should consult your own tax adviser regarding the implications of these special rules.

188 Brookfield Infrastructure

        If a non-U.S. entity held by us through a U.S. partnership (treated as a U.S. Shareholder of such non-U.S. entity) is classified as both a CFC and a PFIC, then you will be required to include amounts in income with respect to such non-U.S. entity under this subheading, and the consequences described under "—Passive Foreign Investment Companies" above will not apply. If such U.S. partnership ceases to be a U.S. Shareholder with respect to such non-U.S. entity, then you may be subject to the PFIC rules.

        Based on our organizational structure, the General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

Investment Structure

        To ensure that our partnership meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in our Limited Partnership Agreement, among other reasons, our partnership may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of our General Partner generally to be tax efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC or CFC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

        Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. "backup" withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below "Administrative Matters—Certain Effects of a Transfer of Units". You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Brookfield Infrastructure 189

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

190 Brookfield Infrastructure

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

Brookfield Infrastructure 191

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

192 Brookfield Infrastructure

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

        Our partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year's tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our partnership's tax returns, as well as those related to our partnership's tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our partnership's interest in the Holding LP. These rules do not apply to our partnership or the Holding LP for taxable years beginning on or before December 31, 2017.

Brookfield Infrastructure 193

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

194 Brookfield Infrastructure

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

Brookfield Infrastructure 195

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

196 Brookfield Infrastructure

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

Brookfield Infrastructure 197

        Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $250 per failure (as adjusted for inflation), up to a maximum of $3,000,000 per calendar year (as adjusted for inflation), generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

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

198 Brookfield Infrastructure

        The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm's length with and is not affiliated with our partnership, the Holding LP, our General Partner or their respective affiliates (a "Holder"). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act) for purposes of the "mark-to-market" property rules; (ii) that is a "specified financial institution" (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or who acquires our units as a "tax shelter investment" (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a "significant interest" (as defined in subsection 34.2(1) of the Tax Act) in our partnership; (vi) if any affiliate of our partnership is, or becomes as part of a series of transactions that includes the acquisition of our units, a "foreign affiliate" (for purposes of the Tax Act) to such Holder or to any corporation that does not deal at arm's length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a "derivative forward agreement" (as defined in the Tax Act) in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.

        This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

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

        This summary also assumes that neither our partnership nor the Holding LP will be a "SIFT partnership" at any relevant time for purposes of the SIFT Rules on the basis that neither our partnership nor the Holding LP will be a "Canadian resident partnership" at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

        This summary does not address the deductibility of interest on money borrowed to acquire our units.

Brookfield Infrastructure 199

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

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Holders Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada ("Canadian Holder").

Computation of Income or Loss

        Each Canadian Holder is required to include (or, subject to the "at-risk rules" discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Canadian Holder's share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder's taxation year end, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether or not our units were held throughout such year.

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

        The income for tax purposes of our partnership for a given fiscal year will be allocated to each Canadian Holder in an amount calculated by multiplying such income that is allocable to unitholders by a fraction, the numerator of which is the sum of the distributions received by such Canadian Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to all partners with respect to such fiscal year, subject to adjustment in respect of distributions on the preferred units that are in satisfaction of accrued distributions on the preferred units that were not paid in a previous fiscal year of our partnership where our General Partner determines that the allocation to preferred unitholders based on such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of our partnership in which they were accrued.

200 Brookfield Infrastructure

        If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the Canadian Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of preferred units in respect of the preferred units held by them on each such date, such amount of our partnership's income or loss for tax purposes, as the case may be, as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units, as the case may be, as compared to all other units, and (ii) to the partners other than in respect of the preferred units, the remaining amount of our partnership's income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of our partnership (other than the preferred units) held at each such date by a unitholder is of the total number of units of our partnership (other than the preferred units) that are issued and outstanding at each such date.

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

        In general, a Canadian Holder's share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Holder. Our partnership will invest in partnership units of the Holding LP. In computing our partnership's income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Holders on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.

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

Brookfield Infrastructure 201

        Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source on amounts paid or credited to our partnership or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Holder's share of the "business-income tax" and "non-business-income tax" paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the "business-income tax" and "non-business-income tax" paid by our partnership or the Holding LP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign "business-income tax" or "non-business-income tax" allocated to a Canadian Holder for the purpose of determining such Canadian Holder's foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Holder's share of the income of our partnership or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our partnership or the Holding LP is subject to income taxation (the "Relevant Foreign Tax Law") is less than the Canadian Holder's share of such income for purposes of the Tax Act. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of our partnership or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our partnership or the Holding LP or in the manner of allocating the income of our partnership or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Holder of foreign "business-income tax" or "non-business-income tax" paid by our partnership or the Holding LP, and therefore such Canadian Holder's foreign tax credits, will be limited.

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

202 Brookfield Infrastructure

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

        Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Holder, our partnership or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from "portfolio investments" in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Holder, our partnership or the Holding LP. If these rules apply to a Canadian Holder, our partnership or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the "designated cost" (as defined in section 94.1 of the Tax Act) of the interest in the Non-Resident Entity, will be imputed directly to the Holder or to our partnership or the Holding LP and allocated to the Canadian Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Brookfield Infrastructure 203

        Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA or Indirect CFA of the Holding LP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Holders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, Canadian Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the "foreign accrual tax" applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of "foreign accrual tax" will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP's income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Holding LP (which is deemed for this purpose to include a Canadian Holder) that is a person resident in Canada or a "foreign affiliate" of such a person is, under a Relevant Foreign Tax Law, less than such member's share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the "foreign accrual tax" applicable to a particular amount of FAPI included in the Holding LP's income in respect of a particular "foreign affiliate" of the Holding LP will be limited.

Disposition of Units

        The disposition (or deemed disposition) by a Canadian Holder of a unit of any class or series will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit.

204 Brookfield Infrastructure

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

        Canadian Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of our units.

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

Brookfield Infrastructure 205

        Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Our General Partner does not expect these rules to apply to any disposition of our units. A Canadian Holder that is throughout the relevant taxation year a "Canadian—controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

        Provided that our units are listed on a "designated stock exchange" (which currently includes the NYSE and the TSX), our units will be "qualified investments" under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA.

        Notwithstanding the foregoing, an annuitant under an RRSP or RRIF or a holder of a TFSA, as the case may be, may be subject to a penalty tax if our units held in the RRSP, RRIF or TFSA are "prohibited investments" for the RRSP, RRIF or TFSA, as the case may be. Generally, our units will not be a "prohibited investment" for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as applicable, deals at arm's-length with our partnership for purposes of the Tax Act and does not have a "significant interest" in our partnership. Unitholders who hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Alternative Minimum Tax

        Canadian Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Holders should consult their own tax advisors.

Holders Not Resident in Canada

        The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its units in connection with a business carried on in Canada (a "Non-Canadian Holder").

206 Brookfield Infrastructure

        The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, "taxable Canadian property" of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is "taxable Canadian property". "Taxable Canadian property" includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a "designated stock exchange" if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute "taxable Canadian property" of any Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property"), from one or any combination of (i) real or immovable property situated in Canada; (ii) "Canadian resource properties"; (iii) "timber resource properties"; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be "taxable Canadian property". Since our partnership's assets will consist principally of units of the Holding LP, our units would generally be "taxable Canadian property" at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves "taxable Canadian property") more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be "taxable Canadian property" at any relevant time and does not expect our partnership or the Holding LP to dispose of "taxable Canadian property". However, no assurance can be given in these regards. See Item 3.D "Risk Factors—Risks Related to Taxation—Canada".

        The following portion of the summary also assumes that neither our partnership nor the Holding LP will be considered to carry on business in Canada. Our General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our partnership or the Holding LP carry on business in Canada, the tax implications to our partnership or the Holding LP and to Non-Canadian Holders may be materially and adversely different than as set out herein.

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

Brookfield Infrastructure 207

        Our partnership and the Holding LP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA's administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

208 Brookfield Infrastructure

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

        Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company rules. This conclusion is dependent on the quantum and nature of the interests held in our partnership.

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

Brookfield Infrastructure 209

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

  I.
  the limited partnership is a Controlled Foreign Company at the end of a statutory accounting period that ends in the income year; and

  II.
  at the end of the statutory accounting period, the taxpayer is an attributable taxpayer in relation to the Controlled Foreign Company with an attribution percentage greater than nil.

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

210 Brookfield Infrastructure

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

Brookfield Infrastructure 211

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

212 Brookfield Infrastructure

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

  Discount of capital gain

        Provided the units that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event (excluding the date of acquisition), any net capital gain realized by an Australian Holder on those units (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.

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

10.F    DIVIDENDS AND PAYING AGENTS

        Not applicable.

Brookfield Infrastructure 213

10.G    STATEMENT BY EXPERTS

        Not applicable.

10.H    DOCUMENTS ON DISPLAY

        Our partnership is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC's regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.

        Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330.

        In addition, our partnership is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, Hamilton HM 12, Bermuda.

10.I    SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK

        See the information contained in this annual report on Form 20-F under Item 5.B "Liquidity and Capital Resources—Other Market Risks", Item 5.B "Liquidity and Capital Resources—Foreign Currency Hedging Strategy" and Item 18 "Financial Statements" (Note 6, "Fair Value of Financial Instruments", Note 33, "Derivative Financial Instruments" and Note 34, "Financial Risk Management").

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

214 Brookfield Infrastructure

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2016, an evaluation of the effectiveness of our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2016. Excluded from our evaluation were internal controls over financial reporting at Linx Cargo Care Group Pty Ltd, for which control was acquired on August 18, 2016, Rutas de Lima S.A.C, for which control was acquired on June 28, 2016, Niska Gas Storage Partners L.P., for which control was acquired on July 19, 2016 and BIF India Holdings Pte Ltd, for which control was acquired on March 1, 2016. The financial statements of these entities constitute, in aggregate, 17% of total assets, 19% of partnership capital, 18% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2016.

Brookfield Infrastructure 215

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

Report of Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.

Changes in Internal Control

        There was no change in our internal control over financial reporting during the year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.    CODE OF ETHICS

        On December 4, 2007, our General Partner adopted a Code of Conduct and Ethics ("Code") that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code is periodically updated and we have posted a copy of the current Code on our website at https://bip.brookfield.com/corporate-governance/governance-documents.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our General Partner has retained Deloitte LLP to act as our partnership's Independent Registered Public Accounting Firm.

        The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2016
			2015
	USD ('000)
FEES		%	USD ('000)%
Audit fees(1)	$5,335	93%	$3,956	74%
Audit-related fees(2)	354	6%	1,386	26%
All other fees(3)	75	1%	27	—

Total	$5,764	100%	$5,369	100%

(1)
Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.

(2)
Audit-related fees relate primarily to services pertaining to the filing of our partnership's short form base shelf prospectuses and other securities-related matters.

(3)
Other relates to certain permissible operational and pre-acquisition consulting and advisory services performed for subsidiaries of our partnership.

216 Brookfield Infrastructure

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

        In November 2016, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 12,181,987 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 48,663 units on the TSX during any trading day.

        The board of directors of our General Partner also authorized our partnership to repurchase up to 500,000 Series 1 Preferred Units, 500,000 Series 3 Preferred Units and 1,000,000 Series 5 Preferred Units, representing approximately 10% of the public float of the each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 6,854 Series 1 Preferred Units, 8,515 Series 3 Preferred Units and 96,508 Series 5 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.

        Repurchases of units and Class A Preferred Units were authorized to commence on November 10, 2016 and will terminate on November 9, 2017 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b 18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled.

        In the year ended December 31, 2016, we repurchased and cancelled 215,702 of our units at an average unit price of $26.71 under our previous normal course issuer bid for an aggregate of $6 million and we incurred less than $1 million in commission costs. We did not acquire any Class A Preferred Units under our normal course issuer bid.

Brookfield Infrastructure 217

        The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2016(1):

Period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Our Normal Course Issuer Bid(1)	Maximum Number of Units that May Yet Be Purchased under Our Normal Course Issuer Bid(1)
April 2016(2)	215,702	$26.71	215,702	12,181,987

(1)
Our normal course issuer bid currently in effect was announced on November 8, 2016, and authorizes us to purchase up to 12,181,987 of our units, commencing on November 10, 2016 and expiring on November 9, 2017, or earlier should we complete our repurchases prior to that date. Our normal course issuer bid in effect prior to November 10, 2016 was announced on October 2, 2015, and authorized us to repurchase up to 12,162,137 of our units, commencing on October 6, 2015 and expiring on October 5, 2016.

(2)
Brookfield Infrastructure only repurchased our units in April 2016. There was no unit repurchase occurred in the remaining months of 2016.

ITEM 16F.   CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

        Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

ITEM 16H.    MINE SAFETY DISCLOSURES

        Not applicable.

218 Brookfield Infrastructure

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.

ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007—incorporated by reference to Exhibit 1.1 to our partnership's Registration Statement on Form 20-F filed July 31, 2007. (With regard to applicable cross-references in this report, our partnership's registration statement was filed with the SEC under File No. 1-33632).
1.2	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated February 9, 2017—incorporated by reference to Exhibit 99.1 to our partnership's Form 6-K filed February 10, 2017.
4.1	Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 9, 2017—incorporated by reference to Exhibit 99.2 to our partnership's Form 6-K filed February 10, 2017.
4.3	Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others—incorporated by reference to Exhibit 4.3 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.4	Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others—incorporated by reference to Exhibit 4.3 to our partnership's Annual Report on Form 20-F filed March 28, 2014.
4.5	Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.—incorporated by reference to Exhibit 4.4 to our partnership's Registration Statement on Form 20-F/A filed December 13, 2007.
4.6	Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time—incorporated by reference to Exhibit 4.6 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.7	First Supplemental Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.7 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.8.	Guarantee dated October 10, 2012 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.8 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.9	Guarantee dated November 27, 2013 by Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.9 to our partnership's Annual Report on Form 20-F filed March 18, 2015.

Brookfield Infrastructure 219

Number	Description
4.10	Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.10 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.11	Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 4.11 to our partnership's Annual Report on Form 20-F filed March 18, 2015.
4.12	Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.1 to our partnership's Form 6-K filed October 30, 2015.
4.13	Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.2 to our partnership's Form 6-K filed October 30, 2015.
4.14	Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.3 to our partnership's Form 6-K filed October 30, 2015.
4.15	Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.4 to our partnership's Form 6-K filed October 30, 2015.
4.16	Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.1 to our partnership's Form 6-K filed February 22, 2017.
4.17	Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada—incorporated by reference to Exhibit 99.2 to our partnership's Form 6-K filed February 22, 2017.
8.1	Significant Subsidiaries (as defined in §210.1-02 (w) of Regulation S-X) of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, "Organizational Structure").
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*

220 Brookfield Infrastructure

Number	Description
15.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F.*

*
Filed electronically herewith.

        The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Infrastructure 221

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 7, 2017	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited
	By:	/s/ WILLIAM COX
		Name:	William Cox
		Title:	Director

222 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014	F-5

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.

        We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2016 and 2015 and the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Infrastructure Partners L.P. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2017 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
March 7, 2017
Toronto, Canada

F-2 Brookfield Infrastructure

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.

        We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its evaluation the internal control over financial reporting at Linx Cargo Care Group Pty Ltd, for which control was acquired on August 18, 2016, Rutas de Lima S.A.C., for which control was acquired on June 28, 2016, Niska Gas Storage Partners L.P., for which control was acquired on July 19, 2016, and BIF India Holdings Pte Ltd, for which control was acquired on March 1, 2016. The financial statements of these entities constitute, in aggregate, 17% of total assets, 19% of partnership capital, 18% of revenues and less than 1% of net income of the consolidated financial statements of the Partnership. Accordingly, our audit did not include the internal control over financial reporting at Linx Cargo Care Group Pty Ltd, Rutas de Lima S.A.C., Niska Gas Storage Partners L.P. and BIF India Holdings Pte Ltd. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

Brookfield Infrastructure F-3

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

        In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Partnership and our report dated March 7, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
March 7, 2017
Toronto, Canada

F-4 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2016	As of December 31, 2015
Assets
Cash and cash equivalents	7	$786	$199
Financial assets	8	241	439
Accounts receivable and other	9	485	322
Inventory	10	101	13
Assets classified as held for sale	4	19	580

Current assets		1,632	1,553
Property, plant and equipment	12	8,656	7,632
Intangible assets	13	4,465	3,296
Investments in associates and joint ventures	11	4,727	2,973
Investment properties	15	154	153
Goodwill	14	502	79
Financial assets	8	900	1,913
Other assets	9	165	64
Deferred income tax asset	25	74	72

Total assets		$21,275	$17,735

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	16	712	474
Corporate borrowings	18, 19	295	—
Non-recourse borrowings	18	279	302
Financial liabilities	17	229	159
Liabilities directly associated with assets classified as held for sale	4	—	275

Current liabilities		1,515	1,210
Corporate borrowings	18, 19	707	1,380
Non-recourse borrowings	18	7,045	5,550
Financial liabilities	17	152	423
Other liabilities	16	580	601
Deferred income tax liability	25	1,612	1,375
Preferred shares	20	20	20

Total liabilities		11,631	10,559

Partnership capital
Limited partners		4,611	3,838
General partner		27	23
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	26	1,860	1,518
Interest of others in operating subsidiaries		2,771	1,608
Preferred unitholders	26	375	189

Total partnership capital		9,644	7,176

Total liabilities and partnership capital		$21,275	$17,735

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2016	2015	2014
Revenues	21	$2,115	$1,855	$1,924
Direct operating costs		(1,063)	(798)	(846)
General and administrative expenses		(166)	(134)	(115)
Depreciation and amortization expense	12, 13	(447)	(375)	(380)

		439	548	583
Interest expense	22	(392)	(367)	(362)
Share of earnings from investments in associates and joint ventures	11	248	69	50
Mark-to-market on hedging items	6	74	83	38
Other income (expenses)	6	174	54	(1)

Income before income tax		543	387	308
Income tax (expense) recovery
Current	25	(33)	(22)	(30)
Deferred	25	18	26	(49)

Net income		$528	$391	$229

Attributable to:
Limited partners		$276	$166	$101
General partner		84	66	44
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		114	66	39
Interest of others in operating subsidiaries		41	90	45
Preferred unitholders		13	3	—

Basic and diluted earnings per unit attributable to:
Limited partners	26	$1.13	$0.69	$0.45

The accompanying notes are an integral part of the financial statements.

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2016	2015	2014
Net income		$528	$391	$229

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	12	335	646	547
Unrealized actuarial (losses) gains		(49)	26	(45)
Taxes on the above items	25	(83)	(131)	(135)
Equity accounted investments	11	199	173	115

		402	714	482

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(37)	(928)	(655)
Cash flow hedge	6	(1)	(41)	(41)
Net investment hedge	6	169	89	141
Available-for-sale securities	6	9	(33)	9
Taxes on the above items	25	8	(10)	(5)
Equity accounted investments	11	26	7	8

		174	(916)	(543)

Total other comprehensive income (loss)		576	(202)	(61)

Comprehensive income		$1,104	$189	$168

Attributable to:
Limited partners	27	$634	$80	$68
General partner	27	88	65	43
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	261	34	27
Interest of others in operating subsidiaries		108	7	30
Preferred unitholders	27	13	3	—

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Preferred Unitholders Capital	Total partners' capital
Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

Net income	—	276	—	—	276	—	84	—	84	—	114	—	—	114	41	13	528
Other comprehensive income	—	—	—	358	358	—	—	4	4	—	—	—	147	147	67	—	576

Comprehensive income	—	276	—	358	634	—	84	4	88	—	114	—	147	261	108	13	1,104
Unit issuance (note 26)	505	—	—	—	505	—	—	—	—	250	—	—	—	250	—	—	755
Unit repurchases (note 26)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions (note 28)	—	(377)	—	—	(377)	—	(84)	—	(84)	—	(154)	—	—	(154)	—	(13)	(628)
Acquisition of subsidiaries (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,241	—	1,241
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(169)	—	(169)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	186	186
Other items (note 4 & 26)	—	177	17	(177)	17	—	1	(1)	—	—	70	(15)	(70)	(15)	7	—	9

Balance as at December 31, 2016	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Preferred Unitholders Capital	Total partners' capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	166	—	—	166	—	66	—	66	—	66	—	—	66	90	3	391
Other comprehensive loss	—	—	—	(86)	(86)	—	—	(1)	(1)	—	—	—	(32)	(32)	(83)	—	(202)

Comprehensive income (loss)	—	166	—	(86)	80	—	66	(1)	65	—	66	—	(32)	34	7	3	189
Unit issuance (note 26)	582	—	—	—	582	—	—	—	—	350	—	—	—	350	—	—	932
Unit repurchases (note 26)	(67)	—	—	—	(67)	—	—	—	—	—	—	—	—	—	—	—	(67)
Partnership distributions (note 28)	—	(339)	—	—	(339)	—	(66)	—	(66)	—	(138)	—	—	(138)	—	(3)	(546)
Acquisition of subsidiaries (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	347	—	347
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91)	—	(91)
Disposition of interests	—	8	—	(8)	—	—	—	—	—	—	3	—	(3)	—	(99)	—	(99)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	189	189
Other items (note 26)	—	6	49	(6)	49	—	—	—	—	—	(6)	(49)	6	(49)		—	—

Balance as at December 31, 2015	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

										Non-Controlling Interest— Redeemable Partnership Units held by Brookfield
	Limited Partners'					General Partner								Non- Controlling Interest— Redeemable Partnership Units held by Brookfield
															Non- controlling interest— in operating subsidiaries
US$ MILLIONS	Limited partners' capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners'	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)			Total partners' capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net income	—	101	—	—	101	—	44	—	44	—	39	—	—	39	45	229
Other comprehensive loss	—	—	—	(33)	(33)	—	—	(1)	(1)	—	—	—	(12)	(12)	(15)	(61)

Comprehensive income (loss)	—	101	—	(33)	68	—	44	(1)	43	—	39	—	(12)	27	30	168
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(288)	—	—	(288)	—	(46)	—	(46)	—	(114)	—	—	(114)	—	(448)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	362	362
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(367)	(367)

Balance as at December 31, 2014	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$6,322

(1)
Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

The accompanying notes are an integral part of the financial statements.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2016	2015	2014
Operating Activities
Net income		$528	$391	$229
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	11	(202)	18	(12)
Depreciation and amortization expense	12, 13	447	375	380
Mark-to-market on hedging items, provisions and other	6	(47)	(44)	(9)
Deferred income tax (recovery) expense	25	(18)	(26)	49
Changes in non-cash working capital, net	36	45	(82)	54

Cash from operating activities		753	632	691

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(520)	(54)	(89)
Disposal of subsidiaries, net of cash disposed	4	353	28	—
Additions of investments in associates and joint ventures	11	(887)	(681)	(477)
Disposal of investments in associates and joint ventures	11	—	—	30
Purchase of long lived assets	12, 13	(690)	(520)	(454)
Disposal of long lived assets	12, 13	7	10	15
Purchase of financial assets		(191)	(1,724)	(177)
Sale of financial assets and other		727	376	57
Net settlement of foreign exchange hedging items		143	219	22

Cash used by investing activities		(1,058)	(2,346)	(1,073)

Financing Activities
Distributions to general partner	28	(84)	(66)	(46)
Distributions to other unitholders	28	(544)	(480)	(402)
Subsidiary distributions to non-controlling interest		(169)	(91)	(314)
Capital provided by non-controlling interest	5	835	302	—
Capital provided to non-controlling interest	5	(51)	—	—
Proceeds from corporate borrowings		—	738	—
Proceeds from corporate credit facility		2,316	823	675
Repayment of corporate credit facility		(2,723)	(662)	(429)
Proceeds from subsidiary borrowings	18	1,406	348	1,796
Repayment of subsidiary borrowings	18	(984)	(295)	(1,240)
Proceeds from other financing activities		—	131	—
Repayment of other financing activities		(38)	(38)	—
Preferred units issued	26	186	189	—
Partnership units issued, net of issuance costs	26	755	932	2
Partnership units repurchased	26	(6)	(67)	—

Cash from financing activities		899	1,764	42

Cash and cash equivalents
Change during the year		594	50	(340)
Impact of foreign exchange on cash		(7)	(32)	(9)
Cash reclassified as held for sale		—	(8)	—
Balance, beginning of year		199	189	538

Balance, end of year		$786	$199	$189

The accompanying notes are an integral part of the financial statements.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Brookfield Infrastructure Partners L.P. (our "partnership" or "Brookfield Infrastructure") owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. ("Brookfield"). Our partnership's units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BIP" and "BIP.UN", respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5 and Series 7 are listed on the Toronto Stock Exchange under the symbols "BIP.PR.A", "BIP.PR.B", "BIP.PR.C" and "BIP.PR.D", respectively. Our partnership's registered office is 73 Front Street, Hamilton, HM12, Bermuda.

        In these notes to the consolidated financial statements, references to "units" are to the limited partnership units in our partnership other than the preferred units, references to our "preferred units" are to preferred limited partnership units in our partnership and references to our "unitholders" and "preferred unitholders" are to the holders of our units and preferred units, respectively. References to "Class A Preferred Units", "Series 1 Preferred Units", "Series 3 Preferred Units", "Series 5 Preferred Units", and "Series 7 Preferred Units" are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 5, and cumulative Class A preferred limited partnership units, Series 7, in our partnership, respectively.

        On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the "Unit Split"), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of an approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.

NOTE 2.  SUBSIDIARIES

        The following provides information about our partnership's wholly-owned subsidiaries as of December 31, 2016 and 2015:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2016	2015
Transport
Australian rail operation	Brookfield Rail Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tas Gas Networks Pty Ltd	Australia	100	100

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following table presents details of non-wholly owned subsidiaries of our partnership:

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2016	2015	2016	2015
Utilities
U.K. regulated distribution operation	BUUK Infrastructure Holdings Limited	U.K.	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd(5)	Australia	71	71	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(5)	Colombia	17	17	100	100
Transport
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(5)	U.K.	59	59	100	100
Australian ports operation	Linx Cargo Care Group Pty Ltd(4),(5)	Australia	27	—	67	—
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(5)	Chile	51	51	89	89
Indian toll roads	BIF India Holdings Pte Ltd(1),(5)	Singapore	40	—	93	—
Peruvian toll roads	Rutas de Lima S.A.C(2),(5)	Peru	17	—	57	—
Energy
North American gas storage operation(6)	Warwick Gas Storage L.P.(5)	Canada	25	17	100	70
Canadian district energy operation	Enwave Energy Corporation(5)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(5)	U.S.	40	40	100	100
North American gas storage operation(6)	Lodi Gas Storage(5)	U.S.	40	40	100	100
North American gas storage operation(6)	Niska Gas Storage Partners L.P.(3),(5)	U.S.	40	—	100	—
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

(1)
In March 2016, Brookfield Infrastructure acquired a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund.

(2)
In June 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C. for total consideration of $127 million through a Brookfield-sponsored infrastructure fund.

(3)
In July 2016, Brookfield Infrastructure acquired a 40% interest in Niska Gas Storage Partners L.P. for consideration of $227 million through a Brookfield-sponsored infrastructure fund.

(4)
In August 2016, Brookfield Infrastructure expanded its ports business to Australia as it acquired a 27% interest in Linx Cargo Care Group Pty Ltd through a Brookfield-sponsored infrastructure fund, along with institutional partners (the "Brookfield Consortium") for total consideration of $145 million.

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(5)
For the above noted subsidiaries, our partnership has entered into voting arrangements to provide our partnership with the ability to direct the relevant activities of the investee. Our partnership controls these investees given that our partnership is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Our partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where our partnership's voting interest differs from its ownership interest in an investee. The following were considered to determine whether our partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

(6)
North American gas storage operations include Warwick Gas Storage L.P., Lodi Gas Storage and Niska Gas Storage Partners L.P.

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

        The consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2017.

(b)
Basis of Preparation

        The consolidated financial statements are prepared on a going concern basis. Standards and guidelines not yet effective for the current accounting period are described in Note 3(s), Future Changes in Accounting Policies.

(i)
Subsidiaries

        These consolidated financial statements include the accounts of our partnership and subsidiaries over which our partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which our partnership obtains control, and continue to be consolidated until the date when control is lost. Our partnership (investor) controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Together, our partnership and its subsidiaries are referred to as "Brookfield Infrastructure" in these financial statements.

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

        Holding LP has issued Redeemable Partnership Units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash consideration equal to the market price of our partnership's units. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to Holding LP in exchange for one of our partnership's units subject to certain customary adjustments.

        All intercompany balances, transactions, revenues and expenses are eliminated in full.

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(ii)
Associates and Joint Ventures

        Associates and joint ventures are entities over which our partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. Our partnership accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates and joint ventures on the Consolidated Statements of Financial Position.

        Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment's underlying fair value, our partnership records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than our partnership's proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of our partnership's interest in an investee is adjusted for our partnership's share of comprehensive income or loss and distributions from the investee.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

        If, after reassessment, Brookfield Infrastructure's interest in the fair value of the acquiree's identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held equity interest in the acquiree if any, the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

        Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 70 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 40 years
Network systems	Up to 40 years
Track	Up to 40 years
District energy systems	Up to 50 years
Gas storage assets	Up to 50 years

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Depreciation on property, plant and equipment is calculated on a straight-line or declining-balance basis so as to write-off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

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

        Fair values are primarily determined by valuation of the lease term and freehold reversion. An income capitalisation approach is used by applying a yield to the rental income of the capitalization rate is reflective of the characteristics, location and market of each property. Fair value is estimated by management of our partnership with due consideration given to observable market inputs, where available.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.

        Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation and Chilean, Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 84 years remaining on a straight-line basis. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 17, 7 and 26 years remaining, respectively.

        The conservancy right was acquired as part of the acquisition of the U.K. port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life and is subject to an annual impairment assessment.

        The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was initially recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 45 years.

        Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization of the Australian regulated terminal operation concession arrangement and U.K. regulated distribution customer order backlog intangible assets are recognized on a straight-line basis over the intangible assets' estimated useful lives. Amortization of the Chilean, Indian (which were not classified as financial assets) and Peruvian toll roads reflect the pattern of consumption of the intangible asset over the estimated useful life of the concession arrangement. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

        When our partnership receives a transfer of cash or property, plant and equipment from a customer, it assesses whether the constructed or acquired item of property, plant and equipment meets the definition of an asset in accordance with IFRIC 18, Transfer of Assets from Customers ("IFRIC 18"). If the definition of an asset is met, our partnership recognizes the item of property, plant and equipment at its cost and recognizes revenue or deferred revenue, as applicable, for the same amount based on the appropriate revenue recognition policy.

        Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure's activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Utilities

        Revenue from utilities infrastructure is derived from the distribution and transmission of energy as well as from Brookfield Infrastructure's Australian regulated terminal operation. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer's annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure's Australian regulated terminal operation also recognizes handling charges based on tonnes of coal shipped through the terminal. Brookfield Infrastructure's regulated distribution operation receives customer contributions which are recorded in deferred revenue and released on a percentage of completion basis in accordance with IFRIC 18 and IAS 11.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Energy

        Revenue from energy infrastructure consists primarily of energy distribution and storage as well as district energy services. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.

Communications Infrastructure

        Revenue from communications infrastructure is derived from contracts with media broadcasting and telecom customers to access infrastructure. Customers pay upfront and recurring fees to lease space on towers to host their equipment. Recurring rental revenue is recognized on a straight line basis based on lease agreements. Upfront payments which are separable from the recurring revenue under IFRIC 18 are recognized on a percentage of completion basis on the construction asset they relate to.

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

(1)
Fair value through profit or loss ("FVTPL"), except for derivatives in certain hedge relationships.

(2)
Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.

(3)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

        Our partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are classified as available-for-sale and are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

        Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within our partnership's business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

(n)
Income Taxes

        Income tax expense represents the sum of the tax accrued in the period and deferred income tax.

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

(p)
Provisions

        Provisions are recognized when Brookfield Infrastructure has a present obligation, either legal or constructive, as a result of a past event, it is probable that Brookfield Infrastructure will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

(ii)
Financial instruments

        Brookfield Infrastructure's accounting policies relating to derivative financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of our partnership and counterparty; estimated future cash flows; and discount rates.

(iii)
Revaluation of property, plant and equipment

        Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 12, Property, Plant and Equipment.

(iv)
Fair values in business combinations

        Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to Note 5, Acquisition of Business for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(v)
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures

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

        The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.

        Other estimates utilized in the preparation of our partnership's financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

        Other critical judgments utilized in the preparation of our partnership's financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.

(r)
Recently adopted accounting standard amendments

        Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2016. The impact of adopting these amendments on our partnership's accounting policies and disclosures are as follows:

IAS 16 Property, Plant, and Equipment ("IAS 16") and IAS 38 Intangible Assets ("IAS 38")

        IAS 16, Property, Plant, and Equipment ("IAS 16") and IAS 38, Intangible Assets ("IAS 38") were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements ("SCAs"). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. Amendments to IAS 16 and IAS 38 were applied prospectively resulting in no material impact on Brookfield Infrastructure's consolidated financial statements.

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(s)
Future Changes in Accounting Policies

Standards issued, but not yet adopted

IFRS 15 Revenue from Contracts with Customers—("IFRS 15")

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the Standard on a fully retrospective basis or on a modified retrospective basis. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements, including the method of initial adoption.

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

Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Amendments and Interpretations, not yet adopted

IAS 7 Statement of Cash Flows—("IAS 7")

        In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Brookfield Infrastructure is currently evaluating the impact of the IAS 7 amendments on its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions—("IFRIC 22")

        In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. Brookfield Infrastructure is currently evaluating the impact of the IFRIC 22 interpretation on its consolidated financial statements, including the method of initial adoption.

NOTE 4.  ASSETS CLASSIFIED AS HELD FOR SALE

a)
Ontario electricity transmission operation

        In October 2016, Brookfield Infrastructure completed the sale of its 100% interest in its Ontario electricity transmission operation to a third party for net proceeds of $167 million. As the property, plant and equipment of the Ontario electricity transmission operation were revalued to fair market value in accordance with IAS 16, Property, Plant & Equipment, the net proceeds received approximated the carrying value of the business and therefore no gain or loss on disposition was recorded. As a result of the disposition, accumulated revaluation surplus of $107 million post-tax was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital during the fourth quarter of 2016. The Ontario electricity transmission operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 when it was classified as held for sale.

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

b)
European energy distribution operation

        In May 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European energy distribution operation to a third party for net proceeds of $127 million. As the property, plant and equipment of the European energy distribution operation were revalued to fair market value in accordance with IAS 16, Property, Plant & Equipment, the net proceeds received approximated the carrying value of the business and therefore no gain or loss on disposition was recorded. As a result of the disposition, accumulated revaluation surplus of $141 million post-tax was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The European energy distribution operation was reported as a wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2015 when it was subsequently classified as held for sale until the date of disposition.

        The following table presents the assets and liabilities that are classified as held for sale as of December 31, 2016 and 2015:

US$ MILLIONS	Dec. 31, 2016	Dec. 31, 2015
Assets
Cash and cash equivalents	$—	$8
Accounts receivable and other(1)	19	39
Property, plant and equipment	—	531
Intangible assets	—	2

Assets classified as held for sale	$19	$580

Liabilities
Accounts payable and other	$—	$24
Non-recourse borrowings	—	203
Financial liabilities	—	20
Other liabilities	—	5
Deferred income tax liability	—	23

Liabilities directly associated with assets classified as held for sale	$—	$275

(1)
Includes $19 million of property which was not sold in conjunction with the disposition of our European energy distribution operation. A sale process is in progress with a plan to sell these properties within the next 12 months.

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 5.  ACQUISITION OF BUSINESSES

a)
Acquisition of Australian ports business

        On August 18, 2016, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, and Qube Holdings Limited, along with its institutional partners, acquired all of the shares of Asciano Limited. As part of this transaction Brookfield Infrastructure tendered its 20% interest in Asciano acquired in the fourth quarter of 2015. As a result of tendering its interest in Asciano Limited, a gain of $123 million was recorded in Other income on the Consolidated Statement of Operating Results during the third quarter of 2016, representing the reclassification of available for sale mark-to-market gains of $44 million and foreign exchange gains of $79 million to net income from accumulated other comprehensive income.

        Concurrently, Brookfield Infrastructure acquired an effective 27% interest in Linx Cargo Care through a Brookfield-sponsored infrastructure fund and other members of the Brookfield Consortium for total consideration of $145 million, comprising of $13 million in cash and a portion of our partnership's previously existing interest in shares of Asciano Limited with an acquisition date fair value of $132 million (Brookfield Consortium total consideration of $63 million cash and $442 million in fair value of shares, funded through our partnership). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 18, 2016. Acquisition costs of $17 million were recorded as Other expenses within the Consolidated Statement of Operating Results in the third quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$13
Common shares of Asciano Limited	132

Total consideration	$145

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Fair value of assets and liabilities acquired as of August 18, 2016

US$ MILLIONS
Cash and cash equivalents	$12
Accounts receivable and other(1)	232
Assets classified as held for sale(2)	115
Property, plant and equipment	229
Intangible assets	69
Goodwill(1)	210
Liabilities directly associated with assets classified as held for sale(2)	(58)
Deferred income tax and other liabilities(1)	(123)
Non-recourse borrowings	(181)

Net assets acquired before non-controlling interest	505
Non-controlling interest(3)	(360)

Net assets acquired	$145

(1)
The fair values of accounts receivable, goodwill, and deferred income tax and other liabilities for this operation have been determined on a provisional basis, pending finalization of the determination of the fair values of the acquired net assets.

(2)
$115 million of equity accounted investments and $58 million of non-recourse borrowings relate to a non-core business acquired as part of the acquisition of the Australian ports business which was sold in the fourth quarter of 2016. The net proceeds recorded approximated the carrying value of the business and therefore no gain or loss on disposition was recorded.

(3)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

        The additional goodwill recorded on acquisition primarily represents expected growth arising from the business' position as an incumbent in a fragmented bulk port services industry. None of the goodwill recognized is expected to be deductible for income tax purposes. The recoverable amount of the goodwill has been determined based on the fair value less cost of disposal of the cash-generating unit using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining fair value under the discounted cash flow model are the utilization of a discount rate of 17%, a terminal value multiple of 8x and a discrete cash flow period of 10 years. The carrying amount of the cash-generating unit was determined to not exceed its recoverable amount.

        For the year ended December 31, 2016 the Australian ports business contributed revenues of $182 million and net income of $6 million.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

b)
Acquisition of North American gas storage business

        On July 19, 2016, Brookfield Infrastructure expanded its gas storage business as it acquired an effective 40% interest in Niska Gas Storage ("Niska") for consideration of $227 million through a Brookfield-sponsored infrastructure fund. The consideration is comprised of $141 million of Niska senior notes currently owned by Brookfield Infrastructure, $19 million of a working capital credit facility provided to Niska by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million(1). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 19, 2016. Acquisition costs of $11 million were recorded as Other expenses within the Consolidated Statement of Operating Results in the third quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$67
Senior notes(2)	141
Working capital credit facility	19

Total consideration	$227

(1)
The total consideration through the Brookfield-sponsored partnership includes $170 million cash, $357 million in fair value of the Senior notes and $48 million of a working capital facility.

(2)
On the date of acquisition of the North American gas storage operation Brookfield Infrastructure held a pre-existing interest in the Senior notes of $117 million, representing the original cost of $104 million and $13 million of income recorded as Other income on the Consolidated Statement of Operating Results in prior periods. On the acquisition date, Brookfield Infrastructure recorded an additional $24 million of Other income on the Consolidated Statement of Operating Results associated with the recycling of accumulated mark-to-market gains on revaluation of the Senior notes, which was equivalent to fair value.

Fair value of assets and liabilities acquired as of July 19, 2016

US$ MILLIONS
Cash and cash equivalents	$15
Accounts receivable and other	99
Inventory	39
Property, plant and equipment	825
Goodwill	82
Deferred income tax and other liabilities	(148)
Non-recourse borrowings	(337)

Net assets acquired before non-controlling interest	575
Non-controlling interest(1)	(348)

Net assets acquired	$227

(1)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value on the acquisition date.

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Upon acquisition of the North American gas storage business by Brookfield Infrastructure, a deferred tax liability of $82 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $82 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

        For the year ended December 31, 2016 the North American gas storage business contributed revenues of $67 million and net income of $12 million.

c)
Acquisition of Peruvian toll road business

        On June 28, 2016, Brookfield Infrastructure expanded its toll road business to Peru as it acquired an effective 17% interest in Rutas de Lima S.A.C. ("Rutas"), through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash (fund total of $400 million funded through our partnership) and an amount payable of $9 million (fund total of $30 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 28, 2016. Acquisition costs of less than $1 million were recorded as Other expenses within the Consolidated Statement of Operating Results in the second quarter of 2016.

Consideration transferred

US$ MILLIONS
Cash	$118
Consideration payable(1)	9

Total consideration	$127

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Fair value of assets and liabilities acquired as of June 28, 2016

US$ MILLIONS
Cash and cash equivalents(2)	$115
Accounts receivable and other	121
Property, plant and equipment	6
Intangible assets(3)	973
Goodwill	139
Deferred income tax and other liabilities	(160)
Non-recourse borrowings	(441)

Net assets acquired before non-controlling interest	753
Non-controlling interest(4)	(626)

Net assets acquired	$127

(1)
The purchase price is payable in a series of four payments, one on the date of acquisition as well as three equal payments made 18 months, 27 months and 36 months subsequent to this date and consequently an amount payable of $9 million is recorded as a financial liability within the consolidated statements of financial position as at December 31, 2016.

(2)
Includes $114 million of restricted cash primarily related to toll road construction obligations.

(3)
Represents a 30 year Peruvian toll road service concession agreement expiring in January 2043. The agreement obligates Rutas to maintain the toll roads to an acceptable standard in exchange for the ability to charge regulated tariffs to the users of the toll road.

(4)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

        Upon acquisition of the Peruvian toll road business by Brookfield Infrastructure, a deferred tax liability of $139 million was recorded. The deferred income tax liability arose because tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $139 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

        For the year ended December 31, 2016 the Peruvian toll road business contributed revenues of $97 million and recorded a net loss of $10 million.

d)
Acquisition of Indian toll road business

        On March 1, 2016, Brookfield Infrastructure expanded its toll road operations through the acquisition of a 40% effective interest in an Indian toll road business (BIF India Holdings Pte Ltd) from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 1, 2016. Acquisition costs of $2 million were recorded as Other expenses within the Consolidated Statement of Operating Results in the first quarter of 2016.

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as of March 1, 2016

US$ MILLIONS
Accounts receivable and other	$38
Property, plant and equipment	7
Financial assets	142
Intangible assets	147
Deferred income tax assets	10
Accounts payable and other	(38)
Non-recourse borrowings	(202)

Net assets acquired before non-controlling interest	104
Non-controlling interest(1)	(62)

Net assets acquired	$42

(1)
Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date which is equal to the consideration paid by the non-controlling interest.

        Upon acquisition of the Indian toll road business by Brookfield Infrastructure, a deferred tax asset of $10 million was recorded. The deferred tax assets relate to tax losses and are recognized based on management's best estimate that it is probable that there will be sufficient taxable income against which to utilize the benefits of these tax losses.

        For the year ended December 31, 2016 the Indian toll road business contributed revenues of $39 million and recorded a net loss of $5 million.

e)
Supplemental information

        Had the acquisitions of the Australian ports business, North American gas storage business and the Indian and Peruvian toll road businesses been effective January 1, 2016, the revenue and net income of Brookfield Infrastructure would have been $2,540 million (unaudited) and $555 million (unaudited), respectively, for the year ended December 31, 2016.

        In determining the pro-forma revenue and net income attributable to our partnership, management has:

  •
  Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;

  •
  Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Carrying Value and Fair Value of Financial Instruments

        The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$786	$786
Accounts receivable and other	—	—	485	485
Financial assets (current and non-current)(1)	893	12	233	1,138
Marketable securities	—	3	—	3

Total	$893	$15	$1,504	$2,412

Financial liabilities
Corporate borrowings	$—	$—	$1,002	$1,002
Non-recourse borrowings (current and non-current)	—	—	7,324	7,324
Accounts payable and other	—	—	712	712
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	381	—	—	381

Total	$381	$—	$9,058	$9,439

(1)
Derivative instruments which are elected for hedge accounting totaling $722 million are included in Financial assets and $185 million of derivative instruments are included in Financial liabilities.

(2)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

(2)
$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

        The following table provides the carrying values and fair values of financial instruments as at December 31, 2016 and December 31, 2015:

	Dec. 31, 2016		Dec. 31, 2015
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$786	$786	$199	$199
Accounts receivable and other	485	485	322	322
Financial assets (current and non-current)	1,138	1,138	1,071	1,071
Marketable securities	3	3	1,281	1,281

Total	$2,412	$2,412	$2,873	$2,873

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

	Dec. 31, 2016		Dec. 31, 2015
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$1,002	$1,023	$1,380	$1,386
Non-recourse borrowings(2)	7,324	7,478	5,852	6,093
Accounts payable and other (current and non-current)	712	712	474	474
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	381	381	582	582

	$9,439	$9,614	$8,308	$8,555

(1)
Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

(2)
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation, Chilean toll road and Peruvian toll road which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

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

Cash Flow Hedges

        Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecast issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2016, pre-tax net unrealized losses of $14 million (2015: losses of $41 million, 2014: losses of $41 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2016, there was a net derivative asset balance of $464 million relating to derivative contracts designated as cash flow hedges (2015: $376 million asset).

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Net Investment Hedges

        Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2016, unrealized net gains of $70 million (2015: losses of $131 million, 2014: gains of $118 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $99 million gain (2015: gain of $220 million, 2014: gain of $23 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2016, there was a net unrealized derivative asset balance of $73 million relating to derivative contracts designated as net investment hedges (2015: net unrealized derivative liability balance of $5 million).

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

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The fair value of our partnership's financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2016	Dec. 31, 2015
Marketable securities	Level 1(1)	$3	$1,281
Foreign currency forward contracts	Level 2(2)
Financial asset		$210	$111
Financial liability		48	48
Interest rate swaps & other	Level 2(2)
Financial asset		$653	$600
Financial liability		287	488
Other contracts
Financial asset	Level 3(3)	$42	$30
Financial liability	Level 3(3)	46	46

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

        Assets and liabilities measured at fair value on a recurring basis include $908 million (2015: $2,022 million) of financial assets and $381 million (2015: $582 million) of financial liabilities which are measured at fair value using valuation inputs based on management's best estimates.

        During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2016			Dec. 31, 2015
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$3	$—	$—	$1,281	$—	$—
Financial assets (current and non-current)	—	863	42	—	711	30

Financial liabilities
Financial liabilities (current and non-current)	$—	$335	$46	$—	$536	$46

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 7.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2016	2015
Cash	$652	$110
Restricted cash(1)	84	—
Cash equivalents(2)	50	89

Total cash and cash equivalents	$786	$199

(1)
Restricted cash primarily relates to our partnership's financing arrangements, including debt service accounts.

(2)
Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 8.  FINANCIAL ASSETS

US$ MILLIONS	2016	2015
Current:
Foreign currency forward contracts	$132	$82
Loans and receivables	73	—
Other	33	7
Marketable securities	3	350

Total current	$241	$439

Non-current:
Cross currency interest rate swaps	$589	$568
Marketable securities	—	931
Loans and receivables	172	330
Foreign currency forward contracts	78	29
Other	61	55

Total non-current	$900	$1,913

NOTE 9.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2016	2015
Current:
Accounts receivable	$395	$300
Prepayments & other assets	90	22

Total current	$485	$322

Non-current:
Tax recovery receivables	$55	$—
Other assets	110	64

Total non-current	$165	$64

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 10.  INVENTORY

US$ MILLIONS	2016	2015
Current:
Natural gas inventory	$82	$—
Raw materials and consumables	19	13

Carrying amount of inventories	$101	$13

        During the year ended December 31, 2016, Brookfield Infrastructure recognized $154 million (2015: $nil, 2014: $nil) worth of inventories as an expense in the Consolidated Statements of Operating Results and $nil (2015: $nil, 2014: $nil) relating to impairments of inventory.

NOTE 11.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES

        The following table presents the ownership interest and carrying values of Brookfield Infrastructure's investments in associates and joint ventures:

					Carrying Value
	Ownership Interest		Voting Interest
					Dec. 31, 2016	Dec. 31, 2015
US$ MILLIONS	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Brazilian toll road(1),(2)	49%	40%	49%	40%	$1,505	$759
North American natural gas transmission operation(3),(4)	50%	50%	50%	50%	806	425
South American transmission operation	28%	28%	28%	28%	699	651
European telecommunications infrastructure operations(5)	21%	21%	21%	21%	536	437
Brazilian rail business	11%	11%	11%	11%	376	261
Australian ports operation(6)	13%	—	13%	—	181	—
Other(7)	11%-50%	11%-50%	11%-50%	11%-50%	624	440

Total					$4,727	$2,973

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2016	2015
Balance at beginning of year	$2,973	$2,412
Share of earnings for the year(2),(3)	248	69
Foreign currency translation and other	219	(593)
Share of other reserves for the year—OCI	225	180
Distributions	(46)	(87)
Acquisitions(2),(3),(4),(5),(6),(7)	1,108	681
Reclassification from asset held for sale(3)	—	311

Balance at end of year	$4,727	$2,973

(1)
Brookfield Infrastructure consolidates an 8% investment in the Brazilian toll road operation which is attributable to non-controlling interests of others in operating subsidiaries.

(2)
Share of earnings for the year ended December 31, 2016 includes $195 million of non-recurring gains primarily related to certain of our transport and energy operations.

(3)
During the fourth quarter of 2015, Brookfield Infrastructure reached agreements with its partners to increase its interest in its North American natural gas transmission operation from 26.5% to 50.0% for a cash payment of $106 million and amendments to the governance terms of this arrangement. Due to the increase in ownership mentioned above, our partnership discontinued its plan to dispose of its interest in its North American natural gas transmission business. The North American natural gas transmission business, which had been reported as an asset held for sale with a carrying value of $311 million since the fourth quarter of 2014, was reclassified out of assets held for sale in the fourth quarter of 2015 and has since been accounted for as a joint venture.

(4)
In April 2016, Brookfield Infrastructure and its partner in its North American natural gas transmission operation each injected $312 million into the business to pay down operating level debt.

(5)
On March 31, 2015, Brookfield Infrastructure, through a Brookfield-sponsored fund, acquired a 21% interest in a French telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(6)
In August 2016, Brookfield Infrastructure expanded its ports operations in Australia as it acquired an effective 13% interest in PTH No 1 Pty Ltd ("Patrick") through a Brookfield-sponsored infrastructure fund, alongside institutional partners, for total consideration of $202 million. The Brookfield Consortium maintains 50% of the voting rights of Patrick in a joint venture with Qube Holdings Limited, along with its institutional partners. Brookfield Infrastructure has joint control through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(7)
Other includes our partnership's Texas electricity transmission project, Brazil electricity transmission operation, European port operation, North American west coast container terminal, U.S. gas storage operation and other investments in associates and joint ventures held through consolidated subsidiaries.

Privatization of Brazilian toll road operation

        In May 2016, Brookfield Infrastructure, alongside an institutional investor and its partner in the business, executed a privatization of the Brazilian toll road operation. The privatization resulted in our partnership's ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Subsequent to the transaction, Brookfield Infrastructure continues to maintain its significant influence in the business and accordingly continues to equity account for the entity. In accordance with IAS 28, Investments in Associates and Joint Ventures, the consideration paid for the additional interest in the associate was compared to Brookfield Infrastructure's proportionate share of the investment's underlying fair value with a non-cash gain recorded for the difference between the cost and the underlying fair values of the identifiable net assets of the associate.

        The following table compares Brookfield Infrastructure's proportionate share of the fair value of the identifiable net assets acquired to the consideration paid for the privatization of the Brazilian toll road operation:

US$ MILLIONS
Brookfield Infrastructure's share of the fair value of the identifiable net assets	$173
Total consideration	73

Excess of identifiable net assets over consideration paid	$100

        The excess of identifiable net assets over consideration paid was recorded in share of earnings from investments in associates and joint ventures within the Consolidated Statements of Operating Results.

        In conjunction with the aforementioned transaction, Brookfield Infrastructure assessed the recoverable amount of its investment in the Brazilian toll road operation. It was determined that the recoverable amount of the investment on the date of the privatization exceeded the carrying amount of the investment. Concurrent with the privatization, an arm's length institutional investor agreed to invest alongside Brookfield Infrastructure on future growth capital requirements and to repay maturing debt in the business for a stipulated period and agreed upon valuation of the Brazilian toll road operation. As this arrangement represents observable evidence of independent market participants transacting, Brookfield Infrastructure included this data point in the annual evaluation of the recoverable amount of the interest in the Brazilian toll road operation.

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables present the gross assets and liabilities of Brookfield Infrastructure's investments in associates and joint ventures:

	As at December 31, 2016
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$263	$4,977	$5,240	$823	$1,665	$2,488	$2,752	$1,247	$1,505
North American natural gas transmission operation	122	5,767	5,889	1,353	2,925	4,278	1,611	805	806
South American transmission operation	221	5,519	5,740	142	3,234	3,376	2,364	1,665	699
European telecommunications infrastructure operation	328	5,437	5,765	443	2,528	2,971	2,794	2,258	536
Brazilian rail business	460	5,265	5,725	674	1,645	2,319	3,406	3,030	376
Australian ports operation	171	2,166	2,337	66	1,229	1,295	1,042	861	181
Other	360	4,378	4,738	515	1,827	2,342	2,396	1,772	624

Total	$1,925	$33,509	$35,434	$4,016	$15,053	$19,069	$16,365	$11,638	$4,727

	As at December 31, 2015
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership's Share
Brazilian toll road	$230	$3,745	$3,975	$656	$1,636	$2,292	$1,683	$924	$759
North American natural gas transmission operation	136	5,565	5,701	226	4,623	4,849	852	427	425
South American transmission operation	148	5,150	5,298	333	2,814	3,147	2,151	1,500	651
European telecommunications infrastructure operation	416	4,790	5,206	370	2,421	2,791	2,415	1,978	437
Brazilian rail business	512	3,386	3,898	164	1,324	1,488	2,410	2,149	261
Other	284	3,586	3,870	212	1,738	1,950	1,920	1,480	440

Total	$1,726	$26,222	$27,948	$1,961	$14,556	$16,517	$11,431	$8,458	$2,973

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables present the gross amounts of revenue, net income, other comprehensive income and distributions from Brookfield Infrastructure's investments in associates and joint ventures for the years ended December 31, 2016, 2015, and 2014:

	Year ended December 31, 2016
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership's Share
Brazilian toll road	$766	$185	$382	$567	$275	$292
North American natural gas transmission operation	573	133	5	138	69	69
South American transmission operation	433	38	217	255	184	71
European telecommunications infrastructure operation	767	121	376	497	393	104
Brazilian rail business	1,024	70	976	1,046	931	115
Australian ports operation	164	(31)	(81)	(112)	(97)	(15)
Other	1,091	54	280	334	278	56

Total	$4,818	$570	$2,155	$2,725	$2,033	$692

	Year ended December 31, 2015
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership's Share
Brazilian toll road	$758	$(12)	$(1,118)	$(1,130)	$(778)	$(352)
North American natural gas transmission operation	522	(29)	—	(29)	(19)	(10)
South American transmission operation	432	75	(145)	(70)	(51)	(19)
European telecommunications infrastructure operation	579	62	72	134	104	30
Brazilian rail business	1,074	136	(668)	(532)	(474)	(58)
Other	947	94	212	306	241	65

Total	$4,312	$326	$(1,647)	$(1,321)	$(977)	$(344)

	Year ended December 31, 2014
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership's Share
Brazilian toll road	$1,056	$88	$(431)	$(343)	$(236)	$(107)
South American transmission operation	434	65	30	95	60	35
Asia Pacific energy distribution	459	58	(480)	(422)	(376)	(46)
Other	929	26	72	98	106	(8)

Total	$2,878	$237	$(809)	$(572)	$(446)	$(126)

        As at December 31, 2016 and 2015, none of the associates or joint ventures have quoted prices in an active market.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2015	$3,123	$2,245	$1,661	$7,029
Additions, net of disposals and assets classified to held for sale	47	119	(89)	77
Acquisitions through business combinations	74	12	17	103
Net foreign currency exchange differences	(299)	(226)	(132)	(657)

Balance at December 31, 2015	$2,945	$2,150	$1,457	$6,552

Additions, net of disposals	399	76	89	564
Non-cash (disposals) additions	(31)	3	—	(28)
Acquisitions through business combinations(1)	—	242	825	1,067
Net foreign currency exchange differences	(418)	(109)	9	(518)

Balance at December 31, 2016	$2,895	$2,362	$2,380	$7,637

Accumulated depreciation:
Balance at January 1, 2015	$(254)	$(343)	$(127)	$(724)
Depreciation expense	(126)	(113)	(86)	(325)
Non-cash disposals	48	1	37	86
Net foreign currency exchange differences	41	37	17	95

Balance at December 31, 2015	$(291)	$(418)	$(159)	$(868)

Depreciation expense	(128)	(127)	(99)	(354)
Non-cash disposals	—	4	—	4
Net foreign currency exchange differences	36	24	—	60

Balance at December 31, 2016	$(383)	$(517)	$(258)	$(1,158)

Accumulated fair value adjustments:
Balance at January 1, 2015	$768	$800	$211	$1,779
Fair value adjustments	392	62	192	646
Dispositions and assets reclassified to held for sale assets	(111)	—	(150)	(261)
Net foreign currency exchange differences	(104)	(85)	(27)	(216)

Balance at December 31, 2015	$945	$777	$226	$1,948

Fair value adjustments	185	25	125	335
Net foreign currency exchange differences	(87)	(20)	1	(106)

Balance at December 31, 2016	$1,043	$782	$352	$2,177

Net book value:
December 31, 2016	$3,555	$2,627	$2,474	$8,656

December 31, 2015	$3,599	$2,509	$1,524	$7,632

(1)
See Note 5, Acquisition of Business for additional information.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The fair value of our partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2016 and 2015. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's property, plant and equipment assets, categorized by segment. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

	Dec. 31, 2016				Dec. 31, 2015
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 12%	7x to 18x	10 to 20 yrs	Discounted cash flow model	8% to 12%	8x to 17x	10 to 20 yrs
Transport	Discounted cash flow model	10% to 17%	8x to 14x	10 to 20 yrs	Discounted cash flow model	11% to 15%	10x to 14x	10 to 20 yrs
Energy	Discounted cash flow model	9% to 14%	10x to 12x	10 yrs	Discounted cash flow model	10% to 15%	7x to 12x	10 yrs

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

        At December 31, 2016, Brookfield Infrastructure carried out an assessment of the fair value of its Utilities property, plant and equipment, resulting in a gain from revaluation of $185 million (2015: $392 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Utilities property, plant and equipment that would have been recognized had the assets been carried under the cost model is $2,512 million (2015: $2,654 million).

        At December 31, 2016, Brookfield Infrastructure carried out an assessment of the fair value of its Transport property, plant and equipment. A gain from revaluation of $25 million (2015: $62 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Transport assets that would have been recognized had the assets been carried under the cost model is $1,845 million (2015: $1,732 million).

        At December 31, 2016, Brookfield Infrastructure carried out an assessment of the fair value of its Energy property, plant and equipment. A gain from revaluation of $125 million (2015: $192 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The carrying amount of Energy assets that would have been recognized had the assets been carried under the cost model is $2,122 million (2015: $1,298 million).

        The fair value of our partnership's property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for the majority of all asset classes of December 31, 2016 and 2015.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 13.  INTANGIBLE ASSETS

US$ MILLIONS	2016	2015
Cost	$4,732	$3,485
Accumulated amortization	(267)	(189)

Net intangible assets	$4,465	$3,296

        Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2016	Dec. 31, 2015
Australian regulated terminal	$1,817	$1,840
Chilean toll roads	1,054	1,041
Peruvian toll roads	1,049	—
U.K. port operation	265	316
Indian toll roads	136	—
Other	144	99

Total	$4,465	$3,296

        The intangible assets at Brookfield Infrastructure's Australian regulated terminal operation, Chilean toll roads, Peruvian toll roads and Indian toll roads relate to service concession arrangements.

        The terms and conditions of access to the Australian regulated terminal's services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure's Australian regulated terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 with an option to extend the arrangement for an additional 49 years.

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

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The terms and conditions of the Peruvian toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Municipalidad Metropolitana de Lima ("MML") and its municipal arm, Fondo Metropolitano de Inversiones. The service concession provides the operator the right to charge a tariff to vehicles which use the road network over the life of the concession in exchange for the design, construction, improvement, maintenance and operation of the road network. Until December 2018, tariffs are increased by fixed amounts and on specified dates, and thereafter, are adjusted annually for the Lima Metropolitana Consumer Price Index. For the year ended December 31, 2016, $66 million of revenues (2015: $nil, 2014: $nil) and profit of $nil (2015: $nil, 2014: $nil) were recognized, and $20 million (2015: $nil, 2014: $nil) of borrowing costs were capitalized as an intangible asset, due to construction services relating to the concession arrangement using the percentage-of-completion method. The concession arrangement has an expiration date of 2043 at which point the underlying concession assets will be returned to the MML.

        The intangible asset at Brookfield Infrastructure's U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.

        The terms and conditions of Mumbai Nasik Indian toll road concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by National Highways Authority of India ("NHAI"). The Service Concession Agreement provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance schedule. Tariffs are revised annually for the Indian Wholesale Price Index. The Concession Arrangement has an expiration date of 2027 at which point the underlying concessions assets will be returned to NHAI.

        There is no impairment of intangible assets recorded as a result of annual impairment test for the year ended December 31, 2016 (2015: $nil, 2014: $nil).

        The carrying value as at December 31, 2016, of Brookfield Infrastructure's indefinite lived intangibles is $274 million (2015: $316 million).

        The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2016	2015
Cost at beginning of the year	$3,485	$3,729
Additions, net of disposals	116	48
Acquisitions through business combinations(1)	1,189	137
Reclassified as held for sale	—	(2)
Foreign currency translation	(58)	(427)

Cost at end of year	$4,732	$3,485

(1)
See Note 5, Acquisition of Business for additional information.

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following table presents the accumulated amortization for Brookfield Infrastructure's intangible assets:

US$ MILLIONS	2016	2015
Accumulated amortization at beginning of year	$(189)	$(154)
Amortization	(93)	(50)
Foreign currency translation	15	15

Accumulated amortization at end of year	$(267)	$(189)

NOTE 14.  GOODWILL

US$ MILLIONS	Dec. 31, 2016	Dec. 31, 2015
Cost	$79	$84
Acquisitions through business combinations(1)	431	—
Foreign currency translation	(21)	(5)
Other	13	—

Total	$502	$79

(1)
See Note 5, Acquisition of Business for additional information.

NOTE 15.  INVESTMENT PROPERTIES

US$ MILLIONS	U.K. port operation
Gross carrying amount:
Balance at January 1, 2015	$162
Foreign exchange differences	(9)

Balance at December 31, 2015	$153
Additions, net of disposals	3
Non-cash additions	10
Fair value adjustments	12
Foreign currency translation	(24)

Balance at December 31, 2016	$154

        For the year ended December 31, 2016, fair value adjustments of $12 million were recognized for the U.K. port operation (2015: $nil).

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2016 and 2015. The fair value of our partnership's investment properties are determined by management of our partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure's investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%

        An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.

NOTE 16.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2016	2015
Current:
Accounts payable(1)		$266	$196
Accrued & other liabilities		274	149
Deferred revenue	(i)	108	114
Provisions		64	15

Total current		$712	$474

Non-current:
Deferred revenue	(i)	$293	$300
Long-term payables		—	133
Pension liabilities(2)		98	57
Provisions		41	16
Other liabilities		148	95

Total non-current		$580	$601

(1)
The average credit period on purchases of goods and services is 30 days. No interest is incurred on trade creditors. Brookfield Infrastructure has financial risk management policies in place to ensure that all payables are paid within the pre-agreed credit terms.

(2)
See Note 31, Retirement Benefit Plans for further details.

        Brookfield Infrastructure's exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 34, Financial Risk Management.

(i)
Deferred revenue

        Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure's Australian rail operation and for future natural gas and electricity connections at Brookfield Infrastructure's U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access or connections arrangement.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 17.  FINANCIAL LIABILITIES

US$ MILLIONS	2016	2015
Current:
Foreign currency forward contracts	$47	$43
Other financial liabilities	182	116

Total current financial liabilities	$229	$159

Non-current:
Interest rate swaps	$34	$172
Inflation swaps	97	225
Other financial liabilities	21	26

Total non-current financial liabilities	$152	$423

NOTE 18.  BORROWINGS

(a)
Corporate Borrowings

        Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2021. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at December 31, 2016, draws on the credit facility were $nil (2015: $407 million) and $46 million of letters of credit were issued (2015: $83 million).

	Maturity	Annual Rate	Currency	2016	2015
Corporate revolving credit facility	June 30, 2021	LIBOR plus 1.2%	US$	$—	$407
Medium Term Notes(1):
Public - Canadian	October 10, 2017	3.5%	C$	295	286
Public - Canadian	October 30, 2018	3.0%	C$	93	90
Public - Canadian	October 30, 2020	3.5%	C$	279	271
Public - Canadian	March 11, 2022	3.5%	C$	335	326

Total				$1,002	$1,380

(1)
See Note 19, Subsidiary Public Issuers for further details.

        Subsequent to year end, on February 22, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of our partnership, issued C$300 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(b)
Non-Recourse Borrowings

        The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	Dec. 31, 2016	Dec. 31, 2015
Current	$279	$302
Non-current	7,045	5,550

Total	$7,324	$5,852

        Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
2017	$—	$155	$132	$287
2018	—	80	153	233
2019	78	226	222	526
2020	349	189	3	541
2021	417	219	4	640
Thereafter	2,356	2,297	456	5,109

Total Principal repayments	3,200	3,166	970	7,336

Deferred financing costs and other	7	(3)	(16)	(12)

Total—Dec. 31, 2016	$3,207	$3,163	$954	$7,324

Total—Dec. 31, 2015	$2,955	$2,353	$544	$5,852

        The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
Dec. 31, 2016	4%	5%	5%	5%
Dec. 31, 2015	5%	6%	5%	5%

        Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2016	Local Currency		Dec. 31, 2015	Local Currency
Australian dollars	$922	AUD	1,281	$2,823	AUD	3,874
British pounds	1,390	GBP	1,125	1,544	GBP	1,047
U.S. dollars	3,039	USD	3,039	292	USD	292
Chilean Unidad de Fomento(1)	901	UF	23	846	UF	23
Canadian dollars	263	CAD	354	221	CAD	306
Colombian pesos	133	COP	403,030	126	COP	400,155
Peruvian soles	439	PEN	1,473	—	PEN	—
Indian rupees	196	INR	13,324	—	INR	—
New Zealand dollars	41	NZD	59	—	NZD	—

(1)
Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield maturing on February 11, 2018 to provide additional liquidity for general corporate purposes and capital expenditures, if required. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2016, there were $nil of borrowings outstanding and no draws were made subsequent to year end.

NOTE 19.    SUBSIDIARY PUBLIC ISSUERS

        An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the "Debt Issuers" together with Brookfield Infrastructure Preferred Equity Inc. the "Issuers"), and Computershare Trust Company of Canada, as supplemented and amended from time to time ("Indenture") provides for the distribution of one or more series of unsecured debentures or notes of the Debt Issuers. The Debt Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$2 billion (or the equivalent in other currencies).

        On October 30, 2015, the Debt Issuers issued C$500 million of medium-term notes under the Indenture in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The three-year and five-year bonds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.8%.

        On March 11, 2015, the Debt Issuers issued C$450 million of medium-term notes under the Indenture maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

        On October 10, 2012, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing October 10, 2017 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 2.7%.

        Subsequent to year end, on February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.

        These notes are unconditionally guaranteed by our partnership and its subsidiaries the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and, in the case of the notes issued in October 2012, Brookfield Infrastructure LLC.

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables set forth consolidated summary financial information for our partnership and the Issuers:

For the year ended December 31, 2016 US$ MILLIONS	Our partnership(2)	The Issuers	Subsidiaries of our partnership other than the Issuers(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$2,115	$2,115
Net income attributable to partnership(1)	276	—	474	(276)	474

For the year ended December 31, 2015
Revenues	$—	$—	$—	$1,855	$1,855
Net income attributable to partnership(1)	166	—	298	(166)	298

For the year ended December 31, 2014
Revenues	$—	$—	$—	$1,924	$1,924
Net income attributable to partnership(1)	101	—	184	(101)	184

As at December 31, 2016
Current assets	$—	$3	$—	$1,629	$1,632
Non-current assets	4,937	297	5,248	9,161	19,643
Current liabilities	—	5	—	1,510	1,515
Non-current liabilities	—	1,004	—	9,112	10,116
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	1,860	1,860
Non-controlling interests—in operating subsidiaries	—	—	—	2,771	2,771
Preferred unitholders	—	—	—	375	375

As at December 31, 2015
Current assets	$—	$3	$—	$1,550	$1,553
Non-current assets	3,979	293	6,052	5,858	16,182
Current liabilities	—	5	—	1,205	1,210
Non-current liabilities	—	979	—	8,370	9,349
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	1,518	1,518
Non-controlling interests—in operating subsidiaries	—	—	—	1,608	1,608
Preferred unitholders	—	—	—	189	189

(1)
Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(2)
Includes investments in all subsidiaries of our partnership under the equity method.

(3)
Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC under the equity method except for Brookfield Infrastructure US Holdings I Corporation's investment in Brookfield Infrastructure LLC, which is presented on a combined basis as Brookfield Infrastructure LLC is a guarantor of the medium term notes issued in October 2012. As at and for the year ended December 31, 2016, the presentation of Brookfield Infrastructure US Holdings I Corporation's investment in Brookfield Infrastructure LLC on a combined basis was equivalent to its presentation under the equity method.

(4)
Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 20.  PREFERRED SHARES

        As at December 31, 2016, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively (2015: $5 million, $5 million and $10 million, respectively). Each preferred share is non-voting preferred and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer's board of directors. At December 31, 2016, there were no dividends in arrears.

NOTE 21.  REVENUES

        Brookfield Infrastructure's revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2016	2015	2014
Utilities
Regulated Terminal Operation	$299	$330	$384
Electricity Transmission	27	43	62
Regulated Distribution	499	491	505
Transport
Rail	270	316	370
Ports	360	220	226
Toll Roads	262	113	105
Energy
Transmission, Distribution & Storage	141	105	100
District Energy	257	237	172

	$2,115	$1,855	$1,924

NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2016	2015	2014
Interest on corporate facility	$12	$5	$3
Interest on corporate debt	39	22	11
Interest on non-recourse borrowings	338	334	343
Other financing fees	3	6	5

	$392	$367	$362

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 23.  PAYROLL EXPENSE

        Our partnership has no key employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel, details of the management fees paid during the year are disclosed in Note 32, Related Party Transactions. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure's Master Services Agreement.

        Throughout the year, the General Partner in its capacity as our partnership's general partner, incurs director fees, a portion of which are charged to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2016 (2015: less than $1 million, 2014: less than $1 million).

        For the year ended December 31, 2016, payroll expense, including benefits at Brookfield Infrastructure's subsidiaries was $309 million (2015: $212 million, 2014: $203 million).

NOTE 24.  NON-WHOLLY OWNED SUBSIDIARIES

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2016
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$65	$2,985	$154	$1,919	$183	$794
Australian regulated terminal operation	27	2,162	(9)	1,926	70	202
Colombian regulated distribution operation	55	701	27	369	294	66
Transport
U.K. port operation	42	754	108	324	150	214
Australian port operation	142	587	94	205	315	115
Chilean toll roads	102	1,069	50	941	89	91
Brazilian toll roads	42	466	27	—	189	292
Peruvian toll roads	127	1,261	27	635	610	116
Indian toll roads	52	264	36	186	58	36
Energy
North American gas storage operation	199	1,141	136	478	452	274
Canadian district energy operation	15	570	13	290	209	73
U.S. district energy operation	43	697	62	537	73	68
Corporate & Other
Holding LP	631	377	677	810	79	(558)

Total	$1,542	$13,034	$1,402	$8,620	$2,771	$1,783

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

	As of December 31, 2015
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$96	$3,075	$218	$1,871	$210	$872
Australian regulated terminal operation	37	2,192	261	1,635	90	243
Colombian regulated distribution operation	46	629	20	341	256	58
Transport
U.K. port operation	68	852	57	441	175	247
Chilean toll roads	126	1,052	30	901	120	127
Brazilian toll roads	6	299	—	—	144	161
Energy
North American gas storage operation	11	216	8	48	120	51
Canadian district energy operation	16	522	11	275	188	64
U.S. district energy operation	27	636	22	533	57	51
Corporate & Other
Holding LP	470	1,522	425	1,470	248	(151)

Total	$903	$10,995	$1,052	$7,515	$1,608	$1,723

(1)
Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2016
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$347	$12	$(14)	$79	$(55)
Australian regulated terminal operation	299	15	(5)	46	(12)
Colombian regulated distribution operation	150	10	45	2	10
Transport
U.K. port operation	178	11	(37)	20	(52)
Australian port operation	182	(18)	(24)	(7)	(8)
Chilean toll roads	127	(9)	7	(10)	8
Brazilian toll roads	—	6	38	5	25
Peruvian toll roads	97	(8)	(7)	(2)	(1)
Indian toll roads	39	(3)	1	(3)	—
Energy
North American gas storage operation	100	1	—	1	—
Canadian district energy operation	79	(1)	31	1	11
U.S. district energy operation	111	(6)	31	—	20
Corporate & Other
Holding LP	15	31	1	31	180

Total	$1,724	$41	$67	$163	$126

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

	Year ended December 31, 2015
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$339	$21	$25	$122	$101
Australian regulated terminal operation	330	15	(4)	68	(9)
Colombian regulated distribution operation	152	13	(26)	16	(9)
Transport
U.K. port operation	220	7	13	22	18
Chilean toll roads	113	(7)	(20)	(15)	(21)
Energy
North American gas storage operation	20	(8)	5	(12)	1
Canadian district energy operation	80	—	6	—	2
U.S. district energy operation	114	(6)	8	(3)	5
Corporate & Other
Holding LP	21	55	(90)	5	(32)

Total	$1,389	$90	$(83)	$203	$56

	Year ended December 31, 2014
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$310	$15	$29	$74	$114
Australian regulated terminal operation	385	23	3	80	6
New England electricity transmission operation	25	(1)	15	(1)	4
Colombian regulated distribution operation	194	36	17	44	3
Transport
U.K. port operation	226	8	(21)	20	(32)
Chilean toll roads	105	(17)	(39)	(35)	(41)
Energy
North American gas storage operation	7	(9)	5	(11)	1
Canadian district energy operation	82	—	10	(1)	3
U.S. district energy operation	48	(9)	9	(11)	6
Corporate & Other
Holding LP	8	(1)	(43)	(58)	22

Total	$1,390	$45	$(15)	$101	$86

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2016			Year ended December 31, 2015
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$244	$(487)	$245	$164	$(242)	$92
Australian regulated terminal operation	128	(22)	(106)	103	(37)	(67)
New England electricity transmission operation	—	—	—	2	—	(2)
Colombian regulated distribution operation	17	(18)	—	16	(6)	(7)
Transport
U.K. port operation	33	(24)	(14)	19	(66)	61
Australian port operation	7	(99)	154	—	—	—
Chilean toll roads	63	(1)	(99)	70	—	(38)
Brazilian toll roads	2	(70)	70	—	—	—
Peruvian toll roads	29	25	1	—	—	—
Indian toll roads	(7)	28	(10)	—	—	—
Energy
North American gas storage operation	(12)	6	46	(3)	(1)	1
Canadian district energy operation	27	(18)	(13)	22	(16)	(23)
U.S. district energy operation	26	(33)	9	21	(13)	(7)
Corporate & Other
Holding LP	124	(282)	618	92	(650)	554

Total	$681	$(995)	$901	$506	$(1,031)	$564

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

	Cash Flow Activities
	Year ended December 31, 2014
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$194	$(202)	$(7)
Australian regulated terminal operation	114	(27)	(99)
New England electricity transmission operation	10	—	(10)
Colombian regulated distribution operation	39	(1)	(75)
Transport
U.K. port operation	50	(47)	(12)
Chilean toll roads	63	(8)	(16)
Energy
North American gas storage operation	5	1	(1)
Canadian district energy operation	32	(23)	(40)
U.S. district energy operation	47	(30)	(16)
Corporate & Other
Holding LP	(137)	(569)	458

Total	$417	$(906)	$182

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 25.  INCOME TAXES

        Our partnership is a flow through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by our partnership's corporate subsidiaries and for the impact of deferred income tax assets and liabilities related to such subsidiaries.

(a)
Deferred Income Tax Balances

        The sources of deferred income tax balances are as follows:

	As of December 31
US$ MILLIONS	2016	2015
Deferred income tax assets
Tax losses carried forward	$357	$239
Financial instruments and other	125	126

	$482	$365

Deferred income tax liabilities
Property, plant and equipment and investment properties	$(1,306)	$(1,145)
Intangible assets	(714)	(523)

	$(2,020)	$(1,668)

Net deferred income tax liabilities	$(1,538)	$(1,303)

Reflected in the statement of financial position as follows:
Deferred income tax assets	$74	$72
Deferred income tax liabilities	(1,612)	(1,375)

Net deferred income tax liabilities	$(1,538)	$(1,303)

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2016	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2016
Deferred income tax assets related to non-capital losses and capital losses	$239	$17	$—	$4	$97	$357
Deferred income tax liabilities related to differences in tax and book basis, net	(1,542)	1	(75)	52	(331)	(1,895)

Net deferred income tax liabilities	$(1,303)	$18	$(75)	$56	$(234)	$(1,538)

		Recognized in
US$ MILLIONS	Jan. 1, 2015	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2015
Deferred income tax assets related to non-capital losses and capital losses	$232	$22	$—	$(29)	$14	$239
Deferred income tax liabilities related to differences in tax and book basis, net	(1,574)	4	(141)	172	(3)	(1,542)

Net deferred income tax liabilities	$(1,342)	$26	$(141)	$143	$11	$(1,303)

(1)
Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.

        The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $820 million (2015: $615 million). Of the $820 million (2015: $615 million) deductible temporary differences not recognized, $442 million (2015: $371 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $378 million (2015: $244 million) relates to non-capital losses, of which $5 million (2015: $nil) expire between 2020 to 2030 and $373 million (2015: $244 million) that carry forward indefinitely and have no expiry dates.

        In 2016, as part of the acquisition of our Indian toll road business, a net deferred tax asset in respect of tax losses of $10 million was recognized. The benefit of these losses has been recognized based on management's best estimate that it is considered probable that future taxable profits would be available against which such losses can be utilized.

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(b)
Income Tax Recognized in Profit or Loss

        The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2016	2015	2014
Tax expense (recovery) comprises:
Current income tax expense	$33	$22	$30
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(62)	4	17
Changes in tax rates or the imposition of new taxes	1	(28)	22
Previously unrecognized deferred taxes	43	(2)	10

Total income tax expense (recovery)	$15	$(4)	$79

Net income before income tax expense reconciles to income tax expense (recovery) as follows:
Net income before income tax	$543	$387	$308

Income tax expense calculated at the domestic rates applicable to profits in the country concerned	77	74	75
Change in substantively enacted tax rates	1	(28)	23
Earnings from investments in associates and joint ventures	(34)	(16)	(8)
Non-taxable portion of loss	—	2	(1)
Income not assessable	(62)	(25)	(5)
International operations subject to different tax rates	(6)	(8)	(8)
Deferred tax assets not recognized	41	4	—
Permanent differences and other	(2)	(7)	3

Income tax expense (recovery) recognized in profit or loss	$15	$(4)	$79

        As our partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure's subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.

        Our partnership has approximately $2,230 million (2015: $2,140 million) of temporary differences associated with investments in subsidiaries, associates and joint ventures for which no deferred income taxes have been provided.

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(c)
Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2016	2015	2014
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(90)	$(130)	$(143)
Cash flow hedges	8	(15)	—
Other	7	4	3

Total income tax expense recognized directly in other comprehensive income	$(75)	$(141)	$(140)

NOTE 26.  PARTNERSHIP CAPITAL

        As at December 31, 2016, our partnership's capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP's capital structure is composed of four classes of partnership units: Special Limited Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.

        In its capacity as the holder of the Special Limited Partner Units of the Holding LP, the special limited partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP's units (other than Holding LP Class A Prefered Units) exceed specified target levels. To the extent distributions on the Holding LP's units (other than Holding LP Class A Prefered Units) exceed $0.203 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP's units (other than Holding LP Class A Prefered Units) exceed $0.22 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $80 million (2015: $64 million, 2014: $44 million).

        The Holding LP has issued 108.4 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership's right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership's units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        On September 14, 2016, our partnership completed a three-for-two split of its units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.

(a)
Special and Limited Partnership Capital

	Special Limited Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2016	2015	2014	2016	2015	2014	2016	2015	2014
Opening balance	1.6	1.6	1.6	243.2	225.5	225.4	244.8	227.1	227.0
Issued for cash	—	—	—	16.4	20.2	0.1	16.4	20.2	0.1
Repurchased and cancelled	—	—	—	(0.2)	(2.5)	—	(0.2)	(2.5)	—

Ending balance	1.6	1.6	1.6	259.4	243.2	225.5	261.0	244.8	227.1

	Special Limited Partner			Limited Partners			Total
US$ MILLIONS	2016	2015	2014	2016	2015	2014	2016	2015	2014
Opening balance	$19	$19	$19	$3,716	$3,201	$3,199	$3,735	$3,220	$3,218
Unit issuance	—	—	—	505	582	2	505	582	2
Repurchased and cancelled	—	—	—	(6)	(67)	—	(6)	(67)	—

Ending balance	$19	$19	$19	$4,215	$3,716	$3,201	$4,234	$3,735	$3,220

        In December 2016, Brookfield Infrastructure issued 15.6 million units at $32 per unit under shelf registrations in the U.S. and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 70.5% to 70.2% in our partnership's ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $16 million that was recognized directly in equity.

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

        During the year ended December 31, 2016, Brookfield Infrastructure repurchased and cancelled less than 1 million units for $6 million and incurred less than $1 million in commission costs.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        In April 2015, Brookfield Infrastructure issued approximately 20 million units at $30 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred.

        In June 2010, we implemented a distribution reinvestment plan (the "Plan") that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued less than 1 million units for proceeds of $25 million (2015: less than 1 million units for proceeds of $6 million, 2014: less than 1 million units for proceeds of $2 million) under the Plan.

        The weighted average number of Special Limited Partner Units outstanding for the year ended December 31, 2016 was 1.6 million (2015: 1.6 million, 2014: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2016 was 244.7 million (2015: 238.9 million, 2014: 225.4 million).

(b)
Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2016	2015	2014
Opening balance	100.3	88.1	88.1
Issued for cash	8.1	12.2	—

Ending balance	108.4	100.3	88.1

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2016	2015	2014
Opening balance	$1,528	$1,178	$1,178
Unit issuance	250	350	—

Ending balance	$1,778	$1,528	$1,178

        In December 2016, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.

        In April 2015, Brookfield Infrastructure issued 12.2 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

        The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2016 was 100.9 million (2015: 96.9 million, 2014: 88.1 million).

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

c)
Preferred Unitholders' Capital

	Preferred Units
UNTIS MILLIONS	2016	2015	2014
Opening balance	10.0	—	—
Issued for cash	10.0	10.0	—

Ending balance	20.0	10.0	—

	Preferred Units
US$ MILLIONS	2016	2015	2014
Opening balance	$189	$—	$—
Unit issuance	186	189	—

Ending balance	$375	$189	$—

        In August 2016, our partnership issued ten million Series 5 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. In total, C$250 million or $190 million of gross proceeds were raised and $4 million in issuance costs were incurred.

        In December 2015, our partnership issued five million Series 3 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. In total, C$125 million or $95 million of gross proceeds were raised and $2 million in issuance costs were incurred.

        In March 2015, our partnership issued five million Series 1 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in issuance costs were incurred.

        Subsequent to year end, on January 26, 2017, our partnership issued 12 million preferred limited partnership units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. In total, C$300 million or $225 million of gross proceeds were raised, $5 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 27.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)
Attributable to Limited Partners'

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2014	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive income (loss)	250	(472)	64	(45)	(23)	13	127	(86)
Other items (note 26)	(20)	11	(1)	1	—	(1)	(4)	(14)

Balance at December 31, 2015	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555

Other comprehensive income (loss)	93	(5)	117	9	5	(17)	156	358
Other items (note 4 & 26)	(178)	3	(1)	1	—	—	(2)	(177)

Balance at December 31, 2016	$957	$(891)	$215	$(130)	$(4)	$(30)	$619	$736

(b)
Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2014	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive income (loss)	1	(3)	—	—	—	—	1	(1)

Balance at December 31, 2015	$7	$(5)	$1	$(1)	$—	$—	$2	$4

Other comprehensive income (loss)	1	—	2	—	—	—	1	4
Other items (note 4)	(1)	—	—	—	—	—	—	(1)

Balance at December 31, 2016	$7	$(5)	$3	$(1)	$—	$—	$3	$7

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

(c)
Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2014	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive income (loss)	103	(187)	25	(19)	(10)	5	51	(32)
Other items (note 26)	9	(11)	1	(1)	—	1	4	3

Balance at December 31, 2015	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254

Other comprehensive income (loss)	38	(4)	49	4	2	(7)	65	147
Other items (note 4)	(68)	(3)	1	(1)	(1)	—	2	(70)

Balance at December 31, 2016	$417	$(365)	$88	$(58)	$(3)	$(9)	$261	$331

NOTE 28.  DISTRIBUTIONS

        For the year ended December 31, 2016, distributions to partnership unitholders were $535 million or $1.55 per unit (2015: $479 million or $1.41 per unit, 2014: $404 million or $1.28 per unit). Additionally, incentive distributions were made to the special limited partner of $80 million (2015: $64 million, 2014: $44 million).

        On January 31, 2017 the Board of Directors of our General Partner approved an 11% increase in our quarterly distribution to $0.435 per unit, payable on March 31, 2017 to unitholders on record as of the close of business on February 28, 2017.

        For the year ended December 31, 2016, our partnership declared distributions $13 million or $0.70 per preferred unit.

NOTE 29.  CONTINGENT ASSETS & LIABILITIES

        Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $141 million (2015: $126 million). These guarantees are generally supported by cash on deposit with banks.

        Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.

NOTE 30.  CONTRACTUAL COMMITMENTS

        In the normal course of business, our partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, and operating leases associated with our North American gas storage operations. As at December 31, 2016, our partnership had $1,201 million (2015: $524 million) of such commitments outstanding.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.

NOTE 31.  RETIREMENT BENEFIT PLANS

        Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans' expense for 2016 was $6.5 million (2015: less than $1 million, 2014: less than $1 million). The discount rate used was 4.2% (2015: 6.1%, 2014: 3.5%) with a rate of compensation of 3.5% (2015: 3.3%, 2014: 3.1%).

US$ MILLIONS	2016	2015
Plan assets	$198	$222
Less accrued benefit obligation	(296)	(279)

Accrued benefit liability	$(98)	$(57)

NOTE 32.  RELATED PARTY TRANSACTIONS

        In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a)
Transactions with the immediate parent

        Throughout the year, the General Partner, in its capacity as our partnership's general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2016 (2015: less than $1 million, 2014: less than $1 million).

b)
Transactions with other related parties

        Since inception, Brookfield Infrastructure has been party to the Master Services Agreement with the Service Provider.

        Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $158 million for the year ended December 31, 2016 (2015: $126 million, 2014: $107 million).

        For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield's Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure's Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        During the year ended December 31, 2016, $5 million was reimbursed at cost to the Service Provider (2015: $8 million, 2014: $8 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

        Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At December 31, 2016, Brookfield Infrastructure's deposit balance with Brookfield was $255 million (December 31, 2015: less than $1 million) and earned interest of less than $1 million for year ended December 31, 2016 (2015: less than $1 million, 2014: less than $1 million).

        Brookfield Infrastructure's North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the year ended December 31, 2016, revenues of $1 million were generated (2015: $1 million, 2014: less than $1 million) and expenses of less than $1 million were incurred (2015: less than $1 million, 2014: less than $1 million).

        Brookfield Infrastructure utilizes a wholly owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the year ended December 31, 2016, Brookfield Infrastructure paid less than $1 million for these services (2015: less than $1 million, 2014: less than $1 million).

        Brookfield Infrastructure's Colombian regulated distribution business purchases electricity from and distributes electricity on behalf of a subsidiary of Brookfield Renewable Partners L.P. as part of its normal course of operation. For the 12 months ended December 31, 2016, revenues of $1 million were generated (2015: $nil, 2014: $nil) and expenses of $12 million were incurred (2015: $nil, 2014: $nil).

        During the third quarter of 2016 Brookfield Infrastructure sold a portion of its interest in a financial asset to a Brookfield-sponsored infrastructure fund of which Brookfield Infrastructure is a limited partner. In conjunction with these transactions, Brookfield Infrastructure received $50 million, representing the fair market value.

        During the fourth quarter of 2016 Brookfield Infrastructure's North American district energy operation purchased a heating and cooling operation for $20 million from a subsidiary of Brookfield Office Properties Inc. For the 12 months ended December 31, 2016, revenues of less than $1 million were generated (2015: $nil, 2014: $nil). The North American district energy acquired the operation for fair market value.

NOTE 33.  DERIVATIVE FINANCIAL INSTRUMENTS

        Brookfield Infrastructure's activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The aggregate notional amount of Brookfield Infrastructure's derivative positions at December 31, 2016 and 2015 were as follows:

US$ MILLIONS	Note	2016	2015
Foreign exchange contracts	(a)	$4,488	$3,898
Interest rates swaps and other	(b)	4,416	4,727

		$8,904	$8,625

        The following table presents the change in fair values of Brookfield Infrastructure's derivative positions during the years ended December 31, 2016 and 2015:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Gains/(Losses) on Derivative Financial Liabilities	Net Change During 2016	Net Change During 2015
Foreign exchange derivatives	$143	$(46)	$97	$50
Interest rate derivative	102	(87)	15	224

	$245	$(133)	$112	$274

(a)
Foreign Exchange

        Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2016 and 2015.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2016	2015	2016	2015
Foreign exchange contracts
Australian dollars	$2,133	$1,853	0.73	0.73
British pounds	1,810	995	1.30	1.51
European Union euros	374	252	1.14	1.15
Brazilian reais	144	58	3.37	4.31
Canadian dollars	27	26	0.76	0.83
Foreign exchange call options
Australian dollars	—	714	—	0.81

	$4,488	$3,898

(b)
Interest Rates

        At December 31, 2016, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $4,261 million (2015: $4,357 million, 2014: $4,364 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $155 million (2015: $370 million, 2014: $391 million).

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Other Information Regarding Derivative Financial Instruments

        The following table presents the notional amounts underlying Brookfield Infrastructure's derivative instruments by term to maturity as at December 31, 2016 and the comparative notional amounts at December 31, 2015, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2016				2015
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$657	$694	$—	$1,351	$2,279
Interest rate derivatives
Interest rate and cross currency interest rate swaps	252	446	54	752	463
Inflation linked swap	—	—	155	155	370

	$909	$1,140	$209	$2,258	$3,112

Elected for hedge accounting
Foreign exchange derivatives	$2,787	$349	$—	$3,136	$1,619
Interest rate derivatives
Interest rate and cross currency interest rate swaps	298	1,522	1,689	3,509	3,894

	$3,085	$1,871	$1,689	$6,645	$5,513

        The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2016 and 2015 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2016			2015
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$3,509	$30	$1	$3,894	$189	$(3)
Net investment hedges	3,136	53	—	1,619	(5)	—

	$6,645	$83	$1	$5,513	$184	$(3)

        Our partnership settles the difference between the contracted fixed and floating rates of its interest rate swaps on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce our partnership's cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 34.  FINANCIAL RISK MANAGEMENT

        Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)
Capital Risk Management

        Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure's overall capital strategy remains unchanged from 2015.

        The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2016	2015
Subsidiary and corporate borrowings	$8,326	$7,232
Preferred shares	20	20
Cash and cash equivalents(1)	(789)	(1,480)

Net Debt	7,557	5,772
Total partnership capital	9,644	7,176

Total capital and net debt	$17,201	$12,948

Net debt to capitalization ratio	44%	45%

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

        Brookfield Infrastructure's financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, Brookfield Infrastructure will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. Our partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        As disclosed within Note 18, Borrowings, Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.

        During the years ended December 31, 2016 and 2015, there were no breaches of any loan covenants within Brookfield Infrastructure.

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

        Brookfield Infrastructure's estimated corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2016	2015
Corporate cash and financial assets	$549	$286
Availability under committed credit facility	2,475	1,875
Draws on credit facility	—	(407)
Commitments under credit facility	(46)	(83)

Estimated corporate liquidity	$2,978	$1,671

(1)
Corporate level only.

        Brookfield Infrastructure's $1.975 billion committed revolving credit facility and $500 million credit facility with Brookfield are available for investments and acquisitions, as well as general corporate purposes. Commitments under the committed revolving credit facility will be available on a revolving basis until June 30, 2021. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2016, there was $nil drawn on this facility (2015: $407 million, 2014: $246 million) and $46 million was committed to letters of credit (2015: $83 million, 2014: $110 million).

Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        The following tables detail the contractual maturities for Brookfield Infrastructure's financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

December 31, 2016 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$540	$34	$26	$186	$786
Corporate borrowing	295	93	279	335	1,002
Non-Recourse borrowings	286	233	1,708	5,109	7,336
Financial liabilities	229	29	49	74	381
Interest Expense:
Corporate borrowing	40	29	64	14	147
Non-Recourse borrowings	361	342	871	1,450	3,024

December 31, 2015 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$345	$30	$11	$111	$497
Corporate borrowing	—	287	767	326	1,380
Non-Recourse borrowings	306	199	1,238	4,157	5,900
Financial liabilities	66	52	223	(178)	163
Interest Expense:
Corporate borrowing	13	14	17	—	44
Non-Recourse borrowings	244	261	747	1,149	2,401
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

        The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Provider performs the monitoring, review and approval role and report to the Board on a regular basis.

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

        Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2016 the balance of the portfolio was $3 million (2015: $1,200 million), a 10% change in the value of the portfolio would impact our equity by less than $1 million and result in an impact on the Consolidated Statement of Comprehensive income of less than $1 million.

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

	2016		2015		2014
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$1	$(1)	$2	$(2)	$3	$(3)
Other comprehensive (loss) income	(1)	1	(2)	2	(5)	5

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

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

  •
  Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

  •
  Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.

        The tables below set out Brookfield Infrastructure's currency exposure at December 31, 2016, 2015 and 2014:

2016 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD	Total
Assets:
Current assets	$849	$214	$127	$42	$102	$18	$—	$55	$127	$52	$46	$1,632
Non-current assets	3,744	5,542	3,739	1,895	1,070	677	718	700	1,260	265	33	19,643

	$4,593	$5,756	$3,866	$1,937	$1,172	$695	$718	$755	$1,387	$317	$79	$21,275

Liabilities:
Current liabilities	$833	$206	$262	$23	$50	$35	$—	$27	$27	$36	$16	$1,515
Non-current liabilities	1,636	3,764	2,243	—	941	309	—	369	636	186	32	10,116

	2,469	3,970	2,505	23	991	344	—	396	663	222	48	11,631

Non-controlling interest—in operating subsidiaries	919	370	333	189	89	261	—	294	610	58	23	3,146
Non-controlling interest—Redeemable Partnership Units held by Brookfield	344	405	294	493	26	26	206	19	33	11	3	1,860

Net investment	$861	$1,011	$734	$1,232	$66	$64	$512	$46	$81	$26	$5	$4,638

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

2015 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$234	$380	$470	$6	$126	$291	$—	$46	$1,553
Non-current assets	2,485	5,816	3,927	1,020	1,052	636	618	629	16,182

	$2,719	$6,196	$4,397	$1,026	$1,178	$927	$618	$675	$17,735

Liabilities:
Current liabilities	$502	$103	$434	$—	$30	$122	$—	$20	$1,210
Non-current liabilities	1,714	3,745	2,312	—	902	334	—	342	9,349

	2,216	3,848	2,746	—	932	456	—	362	10,559

Non-controlling interest—in operating subsidiaries	377	269	385	141	121	248	—	256	1,797
Non-controlling interest—Redeemable Partnership Units held by Brookfield	36	587	357	249	35	63	175	16	1,518

Net investment	$90	$1,492	$909	$636	$90	$160	$443	$41	$3,861

2014 US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$1,080	$116	$141	$10	$107	$51	$—	$55	$1,560
Non-current assets	1,676	5,147	3,911	1,305	1,107	900	165	724	14,935

	$2,756	$5,263	$4,052	$1,315	$1,214	$951	$165	$779	$16,495

Liabilities:
Current liabilities	$349	$106	$287	$—	$36	$27	$—	$16	$821
Non-current liabilities	1,002	3,909	2,470	90	949	518	—	414	9,352

	1,351	4,015	2,757	90	985	545	—	430	10,173

Non-controlling interest—in operating subsidiaries	188	112	310	184	111	254	—	285	1,444
Non-controlling interest—Redeemable Partnership Units held by Brookfield	330	307	267	282	32	41	45	17	1,321

Net investment	$887	$829	$718	$759	$86	$111	$120	$47	$3,557

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

  •
  Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate; and

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

  •
  The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations (after considering the impact of foreign exchange derivative contracts).

	Impact on Net Income
	2016		2015		2014
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/AUD	$(2)	$2	$8	$(8)	$9	$(9)
USD/EUR	(8)	8	5	(5)	2	(2)
USD/GBP	(6)	6	5	(5)	13	(13)
USD/BRL	14	(14)	—	—	—	—
USD/CLP	—	—	1	(1)	4	(4)
USD/CAD	(1)	1	1	(1)	3	(3)
USD/PEN	—	—	—	—	—	—
USD/INR	—	—	—	—	—	—

	Impact on Partnership Capital
	2016		2015		2014
US$ MILLIONS	-10%	+10%	-10%	+10%	-10%	+10%
USD/AUD	$—	$—	$24	$(24)	$11	$(11)
USD/EUR	35	(35)	18	(18)	3	(3)
USD/GBP	—	—	23	(23)	—	—
USD/CLP	10	(10)	13	(13)	12	(12)
USD/COP	6	(6)	6	(6)	6	(6)
USD/BRL	172	(172)	89	(89)	104	(104)
USD/CAD	—	—	11	(11)	—	—
USD/PEN	11	(11)	—	—	—	—
USD/INR	4	(4)	—	—	—	—
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

        Brookfield Infrastructure does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Consolidated Statements of Financial Position.

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

NOTE 35.  SEGMENT INFORMATION

        IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker ("CODM") in assessing performance and in making resource allocation decisions are funds from operations ("FFO") and earnings before interest, tax, depreciation and amortization ("Adjusted EBITDA"), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$684	$1,247	$496	$163	$—	$2,590	$(1,311)	$836	$2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)

Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)

FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	136	134	(131)	117	120
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(54)	(54)

Net income (loss) attributable to partnership(2)	$162	$206	$90	$27	$(11)	$474	$—	$—	$474

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Revenues	$698	$1,143	$349	$123	$—	$2,313	$(1,044)	$586	$1,855
Costs attributed to revenues	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)

Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)

FFO	387	398	90	60	(127)	808	(341)	125
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items and other	(16)	(67)	(14)	(13)	53	(57)	67	66	76
Share of earnings from associates	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(90)	(90)

Net income (loss) attributable to partnership(2)	$210	$135	$—	$15	$(62)	$298	$—	$—	$298

	Total attributable to Brookfield Infrastructure
						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2014 US$ MILLIONS
	Utilities	Transport	Energy	Other	Total
Revenues	$736	$1,238	$311	$—	$2,285	$(958)	$597	$1,924
Costs attributed to revenues	(217)	(639)	(172)	—	(1,028)	486	(304)	(846)
General and administrative costs	—	—	—	(115)	(115)	—	—	(115)

Adjusted EBITDA	519	599	139	(115)	1,142	(472)	293
Other income (expense)	6	(34)	—	26	(2)	23	(10)	11
Interest expense	(158)	(173)	(71)	(14)	(416)	160	(106)	(362)

FFO	367	392	68	(103)	724	(289)	177
Depreciation and amortization	(155)	(250)	(76)	—	(481)	212	(111)	(380)
Deferred taxes	(27)	8	5	16	2	(37)	(14)	(49)
Mark-to-market on hedging items and other	(31)	(47)	7	10	(61)	64	(7)	(4)
Share of earnings from associates	—	—	—	—	—	50	—	50
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	(45)	(45)

Net income (loss) attributable to partnership(2)	$154	$103	$4	$(77)	$184	$—	$—	$184

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

(2)
Net income (loss) attributable to our partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Segment assets

        For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

        The following is an analysis of Brookfield Infrastructure's assets by reportable operating segment for the years under review:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-4(1)
AS AT DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate & Other	Brookfield Infrastructure
Total assets	$4,723	$5,338	$2,744	$824	$(196)	$13,433	$(3,795)	$4,298	$3,799	$17,735

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

Geographic Information

Revenues from external customers

US$ MILLIONS	2016	2015	2014
Australia	$793	$699	$804
United Kingdom	566	635	621
Colombia	150	152	194
Canada	163	118	126
Chile	127	113	105
United States of America	154	138	74
India	39	—	—
Peru	97	—	—
New Zealand	26	—	—

	$2,115	$1,855	$1,924

        Brookfield Infrastructure has no revenues from any one major customer which are higher than 10% of Brookfield Infrastructure's total revenues.

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014

Non-current Assets

US$ MILLIONS	2016	2015
Australia	$5,542	$5,816
United Kingdom	3,739	3,927
Chile	1,748	1,704
Brazil	1,895	1,021
United States of America	2,470	1,832
Canada	1,252	636
Colombia	700	629
Europe	718	617
India	265	—
Peru	1,281	—
New Zealand	33	—

	$19,643	$16,182

NOTE 36.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2016	2015	2014
Interest paid	$366	$332	$328
Income taxes paid	$33	$22	$43

        Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.

        Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.

        Details of "Changes in non-cash working capital, net" on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2016	2015	2014
Accounts receivable	$31	$27	$34
Prepayments and other	3	1	18
Accounts payable and other	11	(110)	2

Changes in non-cash working capital, net	$45	$(82)	$54

F-86 Brookfield Infrastructure