Form 20-F
period 2017-12-31
Brookfield Infrastructure Partners L.P.
filed 2018-03-14
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2017
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
276,572,900 Limited Partnership Units as of December 31, 2017
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities (each as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:

•	“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	our “current operations” are to the businesses in which we hold an interest as described in Item 4.B “Business Overview”;

•
our “communications infrastructure operations” are to our interest in French communication tower infrastructure operations, as described in Item 4.B “Business Overview—Our Operations—Communications Infrastructure—Overview”;

•
our “energy operations” are to our interest in North American gas transmission operations in the U.S., North American natural gas storage operations in the U.S. and Canada, North American district energy operations in the U.S. and Canada, and Australian energy distribution operations, as described in Item 4.B “Business Overview—Our Operations—Energy—Overview”;

•	our “General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;

•	“Holding Entities” are to certain subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;

•	the “Holding LP” are to Brookfield Infrastructure L.P.;

•	the “Infrastructure General Partner” are to Brookfield Infrastructure Special GP Limited, which serves as the general partner of the Infrastructure Special LP;

•
the “Infrastructure Special LP” are to Brookfield Infrastructure Special L.P., a subsidiary of Brookfield Asset Management, which is the special general partner of the Holding LP and “Special General Partner Units” refers to the units of the Holding LP that the Infrastructure Special LP holds in such capacity;

•	“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions—Licensing Agreements”;

•	our “Limited Partnership Agreement” are to the amended and restated limited partnership agreement of our partnership, as amended from time to time;

Brookfield Infrastructure 1

•
the “managing general partner” are to our partnership in its capacity as managing general partner of the Holding LP and “Managing General Partner Units” refers to the units of the Holding LP that our partnership holds in such capacity;

•
“Master Services Agreement” are to the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients, Brookfield Asset Management, the Service Provider and others, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;

•	“Merger Transaction” are to our acquisition of the ownership interests in Prime that were not already held by us, which was completed on December 8, 2010;

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

•
“Redeemable Partnership Unit” is a limited partnership unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement”;

•
“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;

•
the “Service Provider” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;

•	“Service Recipients” are to our partnership, the Holding LP and certain of the Holding Entities in their capacity as recipients of services under the Master Services Agreement;

•	“spin-off” are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 35,016,762 of our units on January 31, 2008;

2 Brookfield Infrastructure

•
our “transport operations” are to our interests in Australian and Brazilian rail operations, port operations in the U.S., the U.K., Europe, Australia, and New Zealand, toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;

•
the sale of our Chilean electricity transmission operations means the transaction pursuant to which Brookfield Infrastructure has entered into definitive agreements to sell its 27.8% interest in ETC Transmission Holdings, S.L. the parent company of Transelec S.A., being Brookfield Infrastructure’s regulated electricity transmission operations in Chile, with subsidiaries in Peru, to China Southern Power Grid International (HK) Co., Ltd. Completion of this transaction is subject to certain closing conditions, third party consents and regulatory approvals;

•
our “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively;

•
“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 5 Preferred Units”, “Series 6 Preferred Units”, “Series 7 Preferred Units”, “Series 8 Preferred Units”, “Series 9 Preferred Units” and “Series 10 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 6, cumulative class A preferred limited partnership units, series 7, cumulative class A preferred limited partnership units, series 8 in our partnership, cumulative class A preferred limited partnership units, series 9 in our partnership, and cumulative class A preferred limited partnership units, series 10 in our partnership, respectively;

•
“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 5 Preferred Units”, “Holding LP Series 7 Preferred Units” and “Holding LP Series 9 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 7 of the Holding LP, and cumulative class A preferred limited partnership units, series 9 of the Holding LP, respectively;

•
our “utilities operations” refer to our interests in Australian regulated terminal operation, South American electricity transmission operations in Chile and Brazil and distribution operation in Colombia, European regulated distribution operation in the U.K. and South American natural gas transmission operation, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and

•	“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions—Voting Agreements”.

Brookfield Infrastructure 3

On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain forward-looking statements and information concerning our business and operations. The forward-looking statements and information also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavour,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein.
Factors that could cause our actual results to differ materially from those contemplated or implied by our forward-looking statements and information include, without limitation:

•	our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;

•	our partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay our distributions and meet our financial obligations;

•	future sales and issuances of our units or preferred units, or the perception of such sales or issuances, could depress the trading price of our units or preferred units;

•	pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;

•	deployment of capital for our committed backlog and other projects we are pursuing may be delayed, curtailed or redirected altogether;

•	acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

4 Brookfield Infrastructure

•	foreign currency risk and risk management activities;

•	increasing political uncertainty, which may impact our ability to expand in certain markets;

•	general economic conditions and risks relating to the economy;

•	commodity risks;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	availability and cost of credit;

•	government policy and legislation change;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labour disruptions and economically unfavourable collective bargaining agreements;

•	exposure to occupational health and safety related accidents;

•	exposure to increased economic regulation and adverse regulatory decisions;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	our infrastructure business is at risk of becoming involved in disputes and possible litigation;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress and create uncertainties;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on technology and exposure to cyber-security attacks;

•	customers may default on their obligations;

Brookfield Infrastructure 5

•	reliance on tolling and revenue collection systems;

•	our ability to finance our operations due to the status of the capital markets;

•	changes in our credit ratings;

•	our operations may suffer a loss from fraud, bribery, corruption or other illegal acts;

•	Brookfield’s influence over our partnership and our partnership’s dependence on the Service Provider;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in our General Partner may be transferred to a third party without unitholder or preferred unitholder consent;

•	Brookfield may increase its ownership of our partnership;

•	our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders or preferred unitholders;

•	conflicts of interest between our partnership, our preferred unitholders and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties;

•	our General Partner may be unable or unwilling to terminate the Master Services Agreement;

•	the limited liability of, and our indemnification of, the Service Provider;

•	our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

•	market price of our units and preferred units may be volatile;

•	dilution of existing unitholders;

•	adverse changes in currency exchange rates;

•	investors may find it difficult to enforce service of process and enforcement of judgments against us;

6 Brookfield Infrastructure

•	we may not be able to continue paying comparable or growing cash distributions to unitholders in the future;

•	our partnership may become regulated as an investment company under the U.S. Investment Company Act of 1940 (“Investment Company Act”), as amended;

•	we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;

•	effectiveness of our internal controls over financial reporting;

•	changes in tax law and practice; and

•	other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. These risks could cause our actual results and our plans and strategies to vary from our forward-looking statements and information. We qualify any and all of our forward-looking statements and information by these cautionary factors. Please keep this cautionary note in mind as you read this annual report on Form 20-F. We disclaim any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise, except as required by applicable law.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”), adjusted earnings (“Adjusted Earnings”), and invested capital (“Invested Capital”), along with other measures.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

Brookfield Infrastructure 7

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
Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as Adjusted Funds From Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period. We define Invested Capital as partnership capital removing the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings, and Invested Capital, as well as a reconciliation of net income to these performance measures, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

8 Brookfield Infrastructure

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    SELECTED FINANCIAL DATA
The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	For the Year Ended December 31,
Statements of Operating Results	2017	2016	2015	2014	2013
Revenue	$3,535	$2,115	$1,855	$1,924	$1,826
Direct operating costs	(1,509)	(1,063)	(798)	(846)	(823)
General and administrative expenses	(239)	(166)	(134)	(115)	(110)
Depreciation and amortization expense	(671)	(447)	(375)	(380)	(329)
Interest expense	(428)	(392)	(367)	(362)	(362)
Share of earnings (losses) from investments in associates and joint ventures	118	248	69	50	(217)
Mark-to-market on hedging items	(66)	74	83	38	19
Gain on sale of associates	—	—	—	—	53
Other income (expenses)	7	174	54	(1)	(35)
Income before income tax	747	543	387	308	22
Current income tax expense	(106)	(33)	(22)	(30)	(3)
Deferred income tax (expense) recovery	(67)	18	26	(49)	1
Net income from continuing operations	574	528	391	229	20
Income from discontinued operations, net of income tax(1)	—	—	—	—	45
Net income	$574	$528	$391	$229	$65
Net income (loss) attributable to partnership(2)	125	487	301	184	(58)
Net (loss) income per limited partnership unit (basic and diluted)(3)	(0.04)	1.13	0.69	0.45	(0.29)
Funds from operations (FFO)(4)	1,170	944	808	724	682
Per unit FFO(5)	3.11	2.72	2.39	2.30	2.20
Adjusted funds from operations (AFFO)(6)	941	771	672	593	553
Adjusted EBITDA(7)	1,564	1,322	1,177	1,142	1,110
Adjusted Earnings(8)	569	505	464	350	58
Adjusted Earnings per unit(5)	1.51	1.45	1.38	1.11	0.19
Per unit distributions	1.74	1.55	1.41	1.28	1.15

(1)
The timber segment was reported as part of continuing operations until the second quarter of 2013 and has since been classified as discontinued operations for the comparative periods. Our Canadian and U.S. freehold timberlands were disposed of in the second and third quarter of 2013, respectively.

Brookfield Infrastructure 9

(2)
Net income (loss) attributable to partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(3)	During 2017, on average there were 264.6 million limited partnership units outstanding (2016: 244.7 million, 2015: 238.9 million, 2014: 225.4 million, 2013: 221.7 million).

(4)
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Along with net income and other measures, FFO is a key measure of our financial performance that we use to assess the operating results and performance of our operations on a segmented basis. It is not calculated in accordance with, and does not have any standardized meanings prescribed by IFRS. For further details regarding our use of FFO as well as a reconciliation of net income to this measure, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(5)
During 2017, on average there were 376.8 million units outstanding (2016: 347.2 million, 2015: 337.4 million, 2014: 315.1 million, 2013: 310.0 million), being inclusive of our units, the Redeemable Partnership Units, and the Special General Partner Units.

(6)
AFFO is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers. AFFO has limitations as an analytical tool. For further details regarding our use of AFFO, as well as a reconciliation of net income to this measure, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(7)
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool. For further details regarding our use of Adjusted EBITDA, as well as a reconciliation of net income to this measure, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(8)
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool. For further details regarding our use of Adjusted Earnings, as well as a reconciliation of net income to this measure, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

US$ MILLIONS	As of December 31,
Statements of Financial Position Key Metrics	2017	2016	2015	2014	2013
Cash and cash equivalents	$374	$786	$199	$189	$538
Total assets	29,477	21,275	17,735	16,495	15,682
Corporate borrowings	2,101	1,002	1,380	588	377
Non-recourse borrowings	8,063	7,324	5,852	6,221	5,790
Partnership capital—attributable to limited partners	4,967	4,611	3,838	3,533	3,751
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,012	1,860	1,518	1,321	1,408
Non-controlling interest—in operating subsidiaries	5,875	2,771	1,608	1,444	1,419
Partnership capital—attributable to general partner	25	27	23	24	27
Partnership capital—attributable to preferred unitholders	595	375	189	—	—
Total Partnership Capital	$13,474	$9,644	$7,176	$6,322	$6,605

10 Brookfield Infrastructure

Net income is the most directly comparable IFRS measure to FFO and AFFO. The following table reconciles net income to FFO and AFFO.

	For the Year Ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016	2015	2014	2013
Net income	$574	$528	$391	$229	$65
Add back or deduct the following:
Depreciation and amortization	671	447	375	380	329
Share of (earnings) losses from investments in associates and joint ventures	(118)	(248)	(69)	(50)	217
FFO contribution from investments in associates and joint ventures	584	454	341	289	269
Income tax expense (recovery)	173	15	(4)	79	2
Mark-to-market on hedging items and other	59	(248)	(137)	(37)	(82)
Other (expense) income	(61)	95	36	11	17
Consolidated funds from operations	1,882	1,043	933	901	817
FFO attributable to non-controlling interests	(712)	(99)	(125)	(177)	(143)
FFO attributable to discontinued operations	—	—	—	—	8
FFO	1,170	944	808	724	682
Maintenance capital expenditures	(229)	(173)	(136)	(131)	(129)
AFFO	$941	$771	$672	$593	$553

(1)
See Item 5 “Operating and Financial Review and Prospects–Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures” for a detailed reconciliation of our proportionate results to our consolidated statements of operating results.

Please see Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures” for a reconciliation of net income to Adjusted EBITDA and Adjusted Earnings.
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

Brookfield Infrastructure 11

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

12 Brookfield Infrastructure

Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.
Some of our operations are critically linked to the transport or production of key commodities. For example, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore for steel production and our South and North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavour to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and in some cases contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.
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
Alternative technologies could impact the demand for, or use of, the business and assets that we own and operate and could impair or eliminate our competitive advantage of our businesses and assets
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, changes in the materials used in construction may reduce the demand for thermal coal and iron ore. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

Brookfield Infrastructure 13

Acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize.
A key part of Brookfield Infrastructure’s strategy involves seeking acquisition opportunities. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield’s professionals to manage us, including integrating all of the acquired business’ operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.
Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; the ability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new enterprise; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Infrastructure’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

14 Brookfield Infrastructure

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
We may be unable to complete acquisitions, dispositions and other transactions as planned.
Our acquisitions, dispositions and other transactions are subject to a number of closing conditions, including, as applicable, security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our units may significantly decline and we may not be able to achieve the expected benefits of the transactions.

Brookfield Infrastructure 15

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
We currently have approximately $2.1 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $2.6 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.

16 Brookfield Infrastructure

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

Brookfield Infrastructure 17

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
Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our Chilean electricity transmission operations and South American toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation, our Australian distribution operations and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.

18 Brookfield Infrastructure

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

Brookfield Infrastructure 19

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
Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission (“FERC”) saw a significant reduction in annual cashflow expectations of our North American gas transmission operations. Similarly, in 2016 a periodic regulatory reset at our Australian coal terminal resulted in a decline in annual cashflows at that business.

20 Brookfield Infrastructure

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
With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, Brookfield Infrastructure’s assets could be subject to increasing environmental responsibility and liability. For example, many jurisdictions in which Brookfield Infrastructure operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by Brookfield Infrastructure will be reduced. For example, the United Kingdom’s phasing out of analog meters and use of gas as a source of heating for residential customers could lead to a reduction in revenue and growth at our U.K. utility business. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure’s operations are situated is uncertain, but is expected to become more complex and stringent.
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

Brookfield Infrastructure 21

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

22 Brookfield Infrastructure

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
Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over our operations and may subject us to additional obligations.
Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets, strategic partnering arrangements to access operating expertise, and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.

Brookfield Infrastructure 23

While our strategy is to structure these arrangements to afford our Partnership certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. For example, these arrangements are structured to provide our Partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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

24 Brookfield Infrastructure

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

Brookfield Infrastructure 25

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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated gas transmission operation during the current year. As this accounts for a majority of its cash flow, our Brazilian regulated gas transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several commercial track access agreements to provide access to our rail network for the haulage of iron ore. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
We endeavour to minimize risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), however it is possible that the take-or-pay arrangements may not be fully effective. In addition, the contract terms are finite and in some cases the contracts contain termination or suspension rights for the benefit of the customer.
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

26 Brookfield Infrastructure

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
Our financing strategy involves both the issuance of partnership level equity and the issuance of corporate debt. For example, in September 2017, we issued approximately 16.6 million units at $42.10 per unit in the United States and Canada, together with 7,423,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement, and in January 2018, we raised C$200 million of gross proceeds through the issuance of Series 9 Preferred Units in Canada.
We have corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. As such, a number of risks arise with respect to refinancing our existing indebtedness, including, among other factors, dependence on continued operating performance of our assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of our credit risk at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness.
Future acquisitions, development and construction of new facilities and other capital expenditures, including those arising from our committed backlog of organic growth projects, will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Further, we may look to finance transactions through our capital recycling program, resulting in the disposition of certain of our assets. As a large portion of our capital is invested in physical assets and securities, relying on capital recycling as a means of financing could be difficult, as such assets can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate.
In addition to the above, our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in infrastructure assets in general and in our securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially adversely affected.

Brookfield Infrastructure 27

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to us or any of our subsidiaries’ debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by our employees or those of Brookfield (including those in parts of the Brookfield group that do not engage or interact with Brookfield Infrastructure), inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. Both Brookfield and our partnership operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by a focus on enterprise-wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks, however these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over our partnership and we are highly dependent on the Service Provider.
Brookfield is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. Our partnership and the Holding LP do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. For further information on our governance and management arrangements see Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.

28 Brookfield Infrastructure

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

Brookfield Infrastructure 29

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
Our General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets without the consent of our unitholders or preferred unitholders. Furthermore, at any time, the shareholder of our General Partner may sell or transfer all or part of its shares in our General Partner without the approval of our unitholders or preferred unitholders. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our General Partner would have on the trading price of our units and preferred units or our partnership’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership’s business, financial condition and results of operations may suffer.

30 Brookfield Infrastructure

Brookfield’s ownership position of our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
Brookfield beneficially owns, directly or indirectly, approximately 29.6% of our units on a fully-exchanged basis, substantially all of which consists of 115,824,992 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” In addition, Brookfield owns approximately 0.4% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
Brookfield may increase its ownership position in our partnership and the Holding LP. Under the distribution reinvestment plan of the Holding LP, Brookfield can reinvest distributions on its Redeemable Partnership Units for additional Redeemable Partnership Units. In addition, Brookfield may also elect to reinvest incentive distributions from its Special General Partner Units in exchange for additional Redeemable Partnership Units. Brookfield has advised us that it may from time to time reinvest these distributions for such additional Redeemable Partnership Units, which would increase its beneficial ownership percentage of our units and increase its share of distributions relative to public unitholders. To date, Brookfield has not elected to reinvest any of the distributions from its Redeemable Partnership Units or its Special General Partner Units for additional Redeemable Partnership Units, but it may elect to do so in the future.
Brookfield may also purchase additional units of our partnership in the open market or pursuant to private placement. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 7,423,000 Redeemable Partnership Units in connection with our September 2017 offering. See Item 5.B “Liquidity and Capital Resources—Partnership Capital.”
Any of these events may result in Brookfield increasing its ownership of our units relative to other unitholders, which could reduce the amount of cash available for distribution to public unitholders.

Brookfield Infrastructure 31

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
In addition, the Bermuda Limited Partnership Act of 1883 (“Bermuda Limited Partnership Act”), under which our partnership and the Holding LP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that certain corporate statutes, such as the Canada Business Corporations Act (“Canada Business Corporations Act”), impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has a duty to: (i) act at all times in good faith; and (ii) subject to any express provisions of the partnership agreement to the contrary, act in the interests of the limited partnership. Applicable Bermuda legislation also provides that a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermudian common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that our General Partner owes any such fiduciary duties to our partnership, our preferred unitholders and unitholders, these duties have been modified pursuant to our Limited Partnership Agreement as a matter of contract law, with the exception of the duty of our General Partner to act in good faith, which cannot be modified. We have been advised by Bermudian counsel that such modifications are not prohibited under Bermudian law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.
Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our preferred unitholders and unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the General Partner, therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

32 Brookfield Infrastructure

In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. They also allow affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership, our preferred unitholders and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions”.
In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.

Brookfield Infrastructure 33

Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favourable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favourable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our partnership of approximately 29.6% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.
Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favourable than those which otherwise might have been obtained from unrelated parties.
The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our Limited Partnership Agreement, persons who acquire our units or preferred units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our Limited Partnership Agreement or any duty stated or implied by law or equity. See Item 10.B “Memorandum and Articles of Association—Description of our Units, Preferred Units, and our Limited Partnership Agreement”.
Our General Partner may be unable or unwilling to terminate the Master Services Agreement.
The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. Our General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreements”.

34 Brookfield Infrastructure

The liability of the Service Provider is limited under our arrangements with it and we have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.
Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of our General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under the Master Services Agreement is similarly limited, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to our partnership, our unitholders and preferred unitholders. See Item 6.A “Directors and Senior Management—Our Master Services Agreement—Indemnification and Limitations on Liability”.
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

Brookfield Infrastructure 35

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
Our partnership is a holding entity and its sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and preferred units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP’s credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.
Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s managing general partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy and to allow our partnership to pay expenses as they become due. Distributions received in respect of our partnership’s preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our preferred unitholders in accordance with the terms of our preferred units. The declaration and payment of cash distributions by our partnership is at the discretion of our General Partner. Our partnership is not required to make such distributions and neither our partnership nor our General Partner can assure you that our partnership will make such distributions as intended.

36 Brookfield Infrastructure

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last eight years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Future sales or issuances of our units or preferred units in the public markets, or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of a substantial number of our units, preferred units or other equity related securities of our partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in September 2017, we issued 16,628,000 units in a public offering in the United States and Canada, together with 7,423,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement, and in January 2018, we raised C$200 million of gross proceeds through the issuance of Series 9 Preferred Units in Canada. We cannot predict the effect that future sales or issuances of our units, preferred units or other equity-related securities would have on the market price of our units or preferred units.
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

Brookfield Infrastructure 37

Our partnership is an “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws and a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange (“NYSE”).
Although our partnership is a reporting issuer in Canada, it is an “SEC foreign issuer” and is exempt from certain Canadian securities laws relating to disclosure obligations and proxy solicitation, subject to certain conditions. Therefore, there may be instances where publicly available information in Canada about our partnership is either different or presented in a different manner than would be the case if we were a typical Canadian reporting issuer.
Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be instances where publicly available information about our partnership is either different or presented in a different manner than what is typically published by or about other public limited partnerships in the U.S. that are U.S. domestic issuers. As a foreign private issuer, our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership as it is a foreign private issuer.
We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 29.6% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders.

38 Brookfield Infrastructure

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
Under our Limited Partnership Agreement, our unitholders and preferred unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders and preferred unitholders do not have the right to remove our General Partner, to cause our General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our General Partner’s board of directors, to remove existing directors from our General Partner’s board of directors or to prevent a change of control of our General Partner. In addition, except for certain fundamental matters and as prescribed by applicable laws, our unitholders’ and preferred unitholders consent rights apply only with respect to certain amendments to our Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. Unitholders and preferred unitholders only have a right to vote under limited circumstances as described in Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement.”

Brookfield Infrastructure 39

The market price of our units and preferred units may be volatile.
The market price of our units and preferred units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favourable terms or at all; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units.
We may need additional funds in the future and we may issue additional units or preferred units in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favourable than the rights and privileges accorded to our unitholders and preferred unitholders.
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favourable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
Non-U.S. unitholders will be subject to foreign currency risk associated with Brookfield Infrastructure’s distributions.
A significant number of our unitholders will reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but may be settled in the local currency of the unitholder receiving the distribution. For each non-U.S. unitholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. unitholder, the value received by such unitholder in its local currency will be adversely affected.

40 Brookfield Infrastructure

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

Brookfield Infrastructure 41

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
In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our partnership’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, our partnership’s allocable share of those items of the Holding LP) for each of our partnership’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” and “Taxation—Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our partnership, because each unitholder’s tax liability depends on such unitholder’s particular tax situation and the tax treatment of the underlying activities or assets of our partnership. If our partnership is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our partnership’s taxable income.

42 Brookfield Infrastructure

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
To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm’s length non-resident, which is subject to Canadian withholding tax.
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

Brookfield Infrastructure 43

The U.S. Internal Revenue Service (“IRS”) or Canada Revenue Agency (“CRA”) may not agree with certain assumptions and conventions that our partnership uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our partnership uses to report income, gain, loss, deduction, and credit to our unitholders.
Our partnership will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” and “Taxation—Certain Material U.S. Federal Income Tax Considerations”.
United States
If our partnership or the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.
The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (“U.S. Internal Revenue Code”), and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our General Partner intends to manage our partnership’s affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our partnership may not meet these requirements, or current law may change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our partnership (or the Holding LP, as applicable), as described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Partnership and the Holding LP”.

44 Brookfield Infrastructure

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
We may become subject to U.S. “backup” withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our partnership (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our partnership might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.
Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income” (“UBTI”) to the extent allocated to a tax-exempt organization). However, neither our partnership nor the Holding LP is prohibited from incurring indebtedness, and no assurance can be provided that neither our partnership nor the Holding LP will generate UBTI attributable to debt-financed property in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our partnership nor the Holding LP is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences of an investment in our units.

Brookfield Infrastructure 45

If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. Under the Tax Cuts and Jobs Act (as defined below), if, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders”.
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
Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company” (“PFIC”) or “controlled foreign corporation” (“CFC”). These investments may produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders will be required to take such income into account in determining their gross income subject to tax. In addition, all or a portion of any gain realized upon the sale of a CFC may be taxable at ordinary income rates. Further, with respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies” and “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Controlled Foreign Corporations”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.

46 Brookfield Infrastructure

Tax gain or loss from the disposition of our units could be more or less than expected.
Upon the sale of our units, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder’s adjusted tax basis in such units. Prior distributions to a U.S. Holder in excess of the total net taxable income allocated to such holder will have decreased such unitholder’s tax basis in our units. Therefore, such excess distributions will increase a U.S. Holder’s taxable gain or decrease such unitholder’s taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such U.S. Holder.
Our partnership structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.
The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our partnership to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our partnership’s income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. In addition, our partnership’s organizational documents and agreements permit our General Partner to modify our Limited Partnership Agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E “—Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—New Legislation or Administrative or Judicial Action”.
Our partnership’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.
Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our partnership’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E “Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns and Audit Procedures”.

Brookfield Infrastructure 47

If the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, in which case cash available for distribution to our unitholders might be substantially reduced.
Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our partnership’s interest in the Holding LP.
Under the Foreign Account Tax Compliance (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act of 2010, certain payments made or received by our partnership may be subject to a 30% federal withholding tax, unless certain requirements are met.
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our partnership, the Holding LP, the Holding Entities, or the operating entities, or by our partnership to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2019 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.
The effect of comprehensive U.S. tax reform legislation on our partnership and unitholders, whether adverse or favorable, is uncertain.
On December 22, 2017, the U.S. president signed into law H.R.1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our partnership, the Holding LP, the Holding Entities, the operating entities, and our unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.
Canada
For purposes of the following Canadian tax risks, references to our “units” are to the limited partnership units in our partnership, including the preferred units, and references to our “unitholders” are to the holders of our units and preferred units.

48 Brookfield Infrastructure

If the subsidiaries that are corporations (“Non-Resident Subsidiaries”) and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, “Tax Act”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly invests earned income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.
Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.
Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by our partnership or the Holding LP to a foreign country.
Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business-income tax” or “non-business-income tax” paid by our partnership or the Holding LP, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.

Brookfield Infrastructure 49

Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our partnership in connection with a business carried on in Canada (“non-Canadian limited partners”), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our partnership or the Holding LP if our partnership or the Holding LP were considered to carry on business in Canada.
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

50 Brookfield Infrastructure

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our partnership or the Holding LP on dispositions of “taxable Canadian property” (as defined in the Tax Act).
A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by the non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP.

Brookfield Infrastructure 51

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.
Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner, unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, our units will be “treaty-protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.
Non-Canadian limited partners who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our partnership or the Holding LP), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Our General Partner does not expect our units to be “taxable Canadian property” of any non-Canadian limited partner and does not expect our partnership or the Holding LP to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

52 Brookfield Infrastructure

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.
Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
While our General Partner expects the Holding Entities to look-through our partnership and the Holding LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Holding LP, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Holding LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations” for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Brookfield Infrastructure 53

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), and a tax-free savings account (“TFSA”). However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our partnership for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in our partnership. Unitholders who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our partnership or the Holding LP is a “SIFT partnership” (as defined in the Tax Act).
Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

54 Brookfield Infrastructure

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.
Under the SIFT Rules, our partnership and the Holding LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Holding LP would not be a “SIFT partnership” if our partnership is a “SIFT partnership” regardless of whether the Holding LP is a “Canadian resident partnership” on the basis that the Holding LP would be an “excluded subsidiary entity” (as defined in the Tax Act). Our partnership and the Holding LP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where our General Partner is located and exercises central management and control of the respective partnerships. Our General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our partnership or the Holding LP at any relevant time. However, no assurance can be given in this regard. If our partnership or the Holding LP is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Taxation—Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and communications infrastructure businesses in North and South America, Europe and Asia Pacific. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 29.6% interest in our partnership on a fully exchanged basis.
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

Brookfield Infrastructure 55

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flows of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detail.
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The Partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The Partnership has set its target payout ratio target at 60-70% of funds from operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the Board of Directors of our General Partner recently approved an 8% increase in our annual distribution to $1.88 per unit, or 47 cents per unit quarterly. Distributions have grown at a compound annual growth rate of 11% since inception of our partnership in 2008. We target a 5% to 9% annual distribution growth in light of the growth that we foresee in our operations. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure—Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations”.
History and Development of our Business
Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Bermuda Exempted Partnership Act of 1992 (“Bermuda Exempted Partnerships Act”) and the Bermuda Limited Partnership Act. Our registered office is 73 Front Street, Hamilton HM 12, Bermuda and our telephone number at this address is +1-441-294-3309. Our partnership was spun-off from Brookfield on January 31, 2008.

56 Brookfield Infrastructure

The following table outlines the formative events in the history and development of our business:

Date	Segment	Event

May 2007	Corporate:
Prior to the spin‑off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our Chilean electricity transmission operations, in June 2006; (iv) 7%‑18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007.

May 2007	Utilities:
Our Chilean electricity transmission system was acquired by Brookfield on June 30, 2006 by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in our Chilean electricity transmission system increased to approximately 18% from approximately 11% at the time of the spin‑off.

May 2007	Utilities & Timber:
In conjunction with the spin‑off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our Chilean electricity transmission operations; (iv) 7%‑18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.

January 2008	Corporate:	On January 31, 2008, our partnership was spun off from Brookfield and its units began trading on the NYSE under the symbol “BIP”.
November 2008	Timber:
On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add‑on acquisition of a 67,661 acre tree farm in Washington State for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.

January 2009	Utilities
In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC (“WETT”), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which we own an interest. Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.

June 2009	Utilities
On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after‑tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after‑tax gain over book value.

September 2009	Corporate:	On September 10, 2009, our partnership’s units commenced trading on the TSX under the symbol “BIP.UN”.

Brookfield Infrastructure 57

Date	Segment	Event

November 2009	Corporate:
On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime (collectively, the “BBI Transaction”). In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a UK port operation, which is one of the largest in the UK. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australian regulated distribution operations, UK regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.

November 2009	Corporate:
Our participation in the BBI Transaction was financed in part by a public offering of 40.7 million units at a price of C$15.55 per unit that closed in November 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters’ over‑allotment option, were approximately C$601 million. We funded the balance of the $940 million investment in the BBI Transaction through the issuance of Redeemable Partnership Units and general partner units of the Holding LP to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by our partnership.

September 2010	Corporate:
On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile. We hold all or a portion of our interests in our Australian regulated terminal operations, our UK port operations, our Texas electricity transmission project, our high‑voltage direct current (“HVDC”) submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.

December 2010	Corporate:
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

October 2011	Corporate:
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

58 Brookfield Infrastructure

Date	Segment	Event

December 2011	Transport:
On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometre toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long‑life assets that have concessions with expirations in 2033 and 2037, respectively. This investment seeded our toll road platform with high quality assets in a high growth country with a favourable concession regime.

January 2012	Utilities:
On January 27, 2012, we purchased an ownership interest in a Colombian regulated distribution utility. This utility serves a predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometres north of Bogotá with emerging cement, steel and coal industries.

April 2012	Energy:	On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta for $16 million.
August 2012	Corporate:
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

October 2012	Utilities:
On October 1, 2012, Brookfield Infrastructure acquired Brookfield’s interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure’s ownership interest was 28%.

October 2012	Transport:	On October 1, 2012, we closed the acquisition of an additional interest in our Chilean toll road for $170 million, increasing our ownership to 51%.
October 2012	Corporate:
On October 10, 2012, Brookfield Infrastructure issued C$400 million of five‑year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into U.S. dollars at an effective interest rate of 2.7%. Proceeds were used primarily to refinance holding company debt.

October 2012	Energy:
On October 31, 2012, we invested approximately $75 million in a district energy system that serves commercial customers in downtown Toronto, which we acquired in partnership with institutional investors.

November 2012	Utilities:
On November 13, 2012, we completed the merger of our existing UK regulated distribution business with a UK regulated distribution business that we acquired in the third quarter. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure maintained control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well‑suited to work with us in support of the growth of the combined business over the long‑term.

Brookfield Infrastructure 59

Date	Segment	Event

December 2012	Transport:
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. Following this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 kilometre network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add‑on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners made a tender offer to acquire the interests of the minority holders of the Brazilian toll roads, which resulted in Brookfield Infrastructure acquiring an additional interest in the Brazilian toll road business in September 2013.

December 2012	Corporate:
In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million from $700 million. Following a second close in January 2013, commitments increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short‑term liquidity for investments and acquisitions as well as general corporate purposes.

December 2012	Timber:	On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.
May 2013	Corporate:
In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest on a fully‑exchanged basis. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

June 2013	Timber:	On June 7, 2013, Brookfield Infrastructure completed the sale of its remaining 25% interest in its Canadian timberlands for proceeds of approximately $170 million.
July 2013	Timber:
On July 23, 2013, Brookfield Infrastructure completed the sale of its interest in its U.S. Pacific Northwest timberlands for approximately $790 million. The buyer agreed to assume Brookfield Infrastructure’s proportionate debt of approximately $320 million resulting in net proceeds from the transaction of approximately $470 million.

August 2013	Corporate:
In August 2013, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.4 billion. The incremental $545 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short‑term liquidity for investments and acquisitions as well as general corporate purposes.

September 2013	Transport:	On September 6, 2013, Brookfield Infrastructure invested approximately $490 million in its Brazilian toll road platform, increasing its ownership to approximately 31%.

60 Brookfield Infrastructure

Date	Segment	Event

October 2013	Corporate:
On October 30, 2013, Brookfield closed a $7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile. We hold all or a portion of our interests in our Brazilian rail and port logistics business, North American west coast container terminal, European telecommunications infrastructure operation, U.S. district energy operation and our North American gas storage operations through this fund.

November 2013	Utilities:	On November 29, 2013, Brookfield Infrastructure announced that it completed the sale of its 42% interest in its Asia Pacific regulated distribution business for approximately $415 million.
December 2013	Energy:
On December 2, 2013, Brookfield Infrastructure invested approximately $40 million in a district energy system that serves commercial customers in New Orleans and Houston, which we acquired in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business.

March 2014	Transport:
On March 26, 2014, Brookfield Infrastructure acquired alongside institutional investors an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure invested 40% for a total investment of approximately $125 million.

March 2014	Corporate:
On March 28, 2014, Brookfield Infrastructure effected a restructuring pursuant to which the Holding LP’s limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify the Holding LP’s governance structure and to more clearly delineate our partnership’s governance rights in respect of the Holding LP. As a result, the voting agreement between Brookfield Infrastructure and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP’s former general partner as directed by Brookfield Infrastructure, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the General Partner and the former general partner of the Holding LP. The economic interests of Brookfield Infrastructure were not affected by these changes.

August 2014	Energy:
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

August 2014	Transport:
On August 19, 2014, Brookfield Infrastructure invested approximately $370 million, alongside institutional investors to acquire an approximately 11% interest in VLI, one of Brazil’s largest rail and port logistics businesses.

Brookfield Infrastructure 61

Date	Segment	Event

August 2014	Corporate
In August 2014, Brookfield Infrastructure closed an extension of its corporate credit facilities to June 30, 2019 and decreased the annual interest rate spread applicable on LIBOR and the unused commitment fee to 120 basis points and 18 basis points, respectively.

December 2014	Energy:
On December 3, 2014, Brookfield Infrastructure acquired alongside institutional investors a 50% interest in Tres Palacios Gas Storage in Texas for approximately $100 million, of which Brookfield Infrastructure invested approximately $40 million.

December 2014	Energy:
On December 31, 2014, Brookfield Infrastructure acquired alongside institutional investors a 100% stake in Lodi Gas Storage in California for approximately $105 million, of which Brookfield Infrastructure invested approximately $40 million.

March 2015	Corporate:
On March 11, 2015, Brookfield Infrastructure issued C$450 million of seven‑year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into $360 million on a matched maturity basis at an effective rate of 3.9%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities.

March 2015	Corporate:
On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On March 12, 2015, the limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units, with terms substantially mirroring the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively.

March 2015	Corporate:
On March 12, 2015, our partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per Series 1 Preferred Unit under its shelf registration in Canada. Our Partnership acquired 5 million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities. Net proceeds from this offering totaled approximately $95 million.

March 2015	Communication Infrastructure:
On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in TDF, a European telecommunications infrastructure operation, for approximately $415 million.

62 Brookfield Infrastructure

Date	Segment	Event

April 2015	Corporate:
In April 2015, Brookfield Infrastructure issued approximately 13.4 million units at an offering price of $45.00 per unit under its shelf registrations in the U.S. and Canada. Brookfield acquired approximately 8.1 million Redeemable Partnership Units at the offering price net of commissions on a fully‑exchanged basis. Net proceeds from this equity offering totaled approximately $926 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

June 2015	Corporate:
On June 12, 2015, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2020 its corporate credit facilities. These corporate credit facilities continue to be available to provide short‑term liquidity for investments and acquisitions as well as general corporate purposes.

June 2015	Energy:
In June 2015, Brookfield Infrastructure, along with institutional partners, signed definitive agreements to acquire all of the outstanding common units of Rockpoint Gas Storage Partners LLC (“Rockpoint”). The total equity investment for all parties was $175 million of which Brookfield Infrastructure agreed to invest approximately $70 million for an effective 40% ownership stake. Rockpoint is North America’s largest independent natural gas storage operator with approximately 250 billion cubic feet of natural gas storage.

August 2015	Utilities:
On August 21, 2015, Brookfield Infrastructure completed the sale of its 23% interest in its New England electricity transmission operation for gross proceeds of approximately $65 million and net proceeds of approximately $28 million.

October 2015	Corporate:
On October 30, 2015, Brookfield Infrastructure issued two tranches of corporate bonds in the Canadian market: C$125 million of three‑year bonds with a 3.0% interest rate and C$375 million of five‑year bonds with an interest rate of 3.5%. The three‑year and five‑year bonds were swapped into a combined $378 million bond on a matched maturity basis at an effective rate of 3.8%. The proceeds were used for investment opportunities, working capital and other general corporate purposes.

November 2015	Transport:
On November 5, 2015, an Australian subsidiary of our partnership (the “Acquirer”) acquired 188 million shares in Asciano representing a 14.9% interest. Concurrently, the Acquirer entered into arrangements to acquire an indirect economic interest of an additional 4.3%, for a total direct and indirect interest of 19.3%. Total consideration paid for the interest in Asciano was approximately $1.2 billion, with Brookfield Infrastructure’s share of that investment being approximately $900 million.

December 2015	Corporate:
On December 8, 2015 our partnership issued 5 million Series 3 Preferred Units at an offering price of C$25.00 per Series 3 Preferred Unit under its shelf registration in Canada. Our Partnership acquired 5 million Holding LP Series 3 Preferred Units at the offering price. Holders of the Series 3 Preferred Units and Holding LP Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $90 million.

Brookfield Infrastructure 63

Date	Segment	Event

December 2015	Energy:
On December 10, 2015, Kinder Morgan, Inc and Brookfield Infrastructure jointly acquired, from Myria Holdings, Inc., the 53 percent equity interest in Natural Gas Pipeline Company of America LLC (“NGPL”) not already owned by them for a total purchase price of approximately $242 million. Brookfield Infrastructure paid approximately $106 million and increased its ownership from 26.5% to 50%.

December 2015	Corporate:
On December 11, 2015, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.875 billion. The incremental $450 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short‑term liquidity for investments and acquisitions as well as general corporate purposes.

January 2016	Utilities:
On January 29, 2016, Brookfield Infrastructure signed binding agreements to sell its 100% interest in its Ontario electricity transmission operation for gross proceeds of approximately C$370 million, resulting in net proceeds of approximately C$220 million.

February 2016	Transport:
On February 18, 2016, the takeover bid for Asciano Limited made by our partnership, together with institutional partners, lapsed, following the withdrawal of its recommendation by the board of directors of Asciano Limited. This change of recommendation triggered an A$88 million payment to the Brookfield Consortium.

March 2016	Transport:
On March 1, 2016, Brookfield Infrastructure expanded its toll road business through the acquisition of a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield‑sponsored infrastructure fund.

March 2016	Corporate:
On March 29, 2016, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.975 billion. The incremental $100 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short‑term liquidity for investments and acquisitions as well as general corporate purposes.

April 2016	Energy:	On April 7, 2016, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
May 2016	Transport:
In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of its Brazilian toll road operation. The privatization resulted in our partnership’s ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. Subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements.

May 2016	Energy:
On May 26, 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European energy distribution operation to a third party for gross proceeds of approximately $135 million and net proceeds of approximately $127 million.

64 Brookfield Infrastructure

Date	Segment	Event

June 2016	Corporate:	On June 17, 2016, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2021.
June 2016	Transport:
On June 28, 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C, through a Brookfield‑sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash and an amount payable of $9 million.

June 2016	Utilities:
In June 2016, Brookfield Infrastructure and its partners agreed to construct approximately 2,800 kilometres of greenfield transmission lines in Brazil and establish a business with substantial scale in the country. These are long‑life, 30‑year concession assets that earn cash flows under a stable, availability‑based regulatory framework.

July 2016	Corporate:
On July 8, 2016, Brookfield closed a $14 billion infrastructure fund. Brookfield manages the fund and has committed $4 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.

July 2016	Energy:
On July 19, 2016, Brookfield Infrastructure acquired a 40% interest in Rockpoint for consideration of $227 million through a Brookfield‑sponsored infrastructure fund. This consideration is comprised of $141 million of Rockpoint senior notes currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $19 million of a working capital credit facility provided to Rockpoint by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million.

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
On August 18, 2016, Brookfield Infrastructure acquired a 27% interest in Linx Cargo Care and a 13% interest in Patrick Terminals and Logistics (“Patrick”) from Asciano Limited, through a Brookfield‑sponsored infrastructure fund, along with institutional partners, for total consideration of $145 million and $202 million, respectively, resulting in the expansion of Brookfield Infrastructure’s ports business to Australia.

September 2016	Corporate:
On September 14, 2016, our partnership completed a three‑for‑two split of our units by way of a subdivision of units, whereby unitholders received an additional one‑half of a unit for each unit held, resulting in the issuance of an additional approximately 115 million units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.

Brookfield Infrastructure 65

Date	Segment	Event

September 2016	Utilities
On September 23, 2016, Brookfield Infrastructure, together with institutional clients of Brookfield Asset Management announced that they had reached an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. (“NTS”) a system of natural gas transmission assets in the southeast of Brazil owned by Petrobras, for approximately US$5.3 billion.

October 2016	Utilities:
In October 2016, Brookfield Infrastructure and its partners agreed to construct an additional 1,400 kilometres of greenfield transmission lines in Brazil, bringing the total development to 4,200 kilometres. Brookfield Infrastructure will deploy approximately $300 million during the construction period. Construction of these projects is underway and they are expected to be commissioned over the subsequent five years.

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
On February 22, 2017, our partnership completed a C$300 million corporate bond issuance through a public offering in Canada. Proceeds were used to partially refinance indebtedness that matured in October 2017.

April 2017	Utilities:
On April 4, 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, acquired an effective 28% interest in NTS, a system of natural gas transmission assets in the southeast of Brazil, for $1.6 billion. $1.3 billion was due on closing and the balance payable on the fifth anniversary of closing.

April 2017	Corporate:
On April 17, 2017, our partnership completed a C$400 million corporate bond issuance through a public offering in Canada. Proceeds were used for investment opportunities, working capital and other general corporate purposes and to partially refinance indebtedness that matured in October 2017.

66 Brookfield Infrastructure

Date	Segment	Event

May 2017	Energy:	On May 31, 2017, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $200 million into the business to pay down operating level debt.
August 2017	Transport:
On August 28, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, agreed to acquire two toll roads in
Southern India for approximately $350 million. Brookfield Infrastructure is expected to invest approximately $100 million. This transaction is expected to close in early 2018, subject to completion of construction and customary regulatory approvals.

September 2017	Corporate:
On September 15, 2017, our partnership issued 16,628,000 million units at an offering price of $42.10 per unit in public offerings in the U.S. and Canada. In a concurrent private placement, Brookfield acquired 7,423,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $1 billion ($972 million net of issuance costs). Our partnership expects to use the net proceeds primarily to fund future investment opportunities and to deploy our backlog of organic growth projects.

October 2017	Transport:	On October 9, 2017, our partnership, alongside an institutional partner, injected approximately $240 million in our Brazilian toll road operation, increasing our ownership interest to 44.5%.
October 2017	Corporate:	On October 10, 2017, our partnership repaid C$400 million of medium term notes issued in 2012.
November 2017	Corporate:
On November 17, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, reached agreements to acquire at least 15% of Gas Natural SDG, S.A.’s equity interest in its Colombian natural gas distribution and commercialization business Gas Natural, S.A. ESP and certain affiliates (“Gas Natural”). Brookfield Infrastructure has agreed to pay approximately
$100 million for this interest. Completion of this transaction is subject to certain closing conditions and regulatory approvals.

December 2017	Corporate:	On December 22, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an effective 3% interest in Gas Natural, for approximately $30 million.
December 2017	Utilities:
Brookfield Infrastructure signed definitive agreements to sell its 27.8% interest in its Chilean electricity transmission operation for
$1.3 billion. Completion of this transaction is subject to certain closing conditions, third party consents, and regulatory approvals.

January 2018	Corporate:
On January 23, 2018, our partnership issued 8 million Series 9 Preferred Units at an offering price of C$25.00 per Series 9 Preferred Unit in a public offering in Canada. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Net proceeds from this offering totaled approximately C$194 million.

For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, “Liquidity and Capital Resources—Capital Reinvestment” and Note 30, “Contractual Commitments” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 67

4.B    BUSINESS OVERVIEW
Our Operations
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 95% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Regulated Distribution • Regulated Terminal	• North & South America • Europe & South America • Asia Pacific
Transport
Provide transportation for freight, bulk commodities and passengers	• Rail • Toll Roads • Ports	• Asia Pacific & South America • South America & Asia Pacific • Europe, North America & Asia Pacific
Energy
Systems that provide energy transmission and storage services	• Energy Transmission & Storage • District Energy	• North America • North America & Asia Pacific
Communications Infrastructure
Provide essential services and critical infrastructure to the broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

68 Brookfield Infrastructure

NORTH AMERICA
EUROPE
SOUTH AMERICA
ASIA PACIFIC
UTILITIES
ENERGY
TRANSPORT
COMMUNICATIONS
INFRASTRUCTURE

Utilities
Overview
Our utilities segment is comprised of regulated transmission (natural gas and electricity), regulated utilities businesses, including regulated distribution (electricity and natural gas connections), and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins overtime that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
Our objectives for our utilities segment are to invest capital in the expansion of our rate base as well as to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.

Brookfield Infrastructure 69

Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,000 kilometres of natural gas pipelines in Brazil

•
Approximately 12,000 kilometres of operating transmission lines in North and South America with an additional 3,500 kilometres of greenfield electricity transmission under development in South America(1)

Regulated Distribution

•	Approximately 3.3 million connections, predominantly electricity and natural gas, and approximately 800,000 acquired smart meters
Regulated Terminal

•	One of the world’s largest metallurgical coal export terminals, with 85 million tons per annum (“mtpa”) of capacity
Regulated Transmission Operations
Our regulated gas transmission operation in Brazil operates over 2,000 km of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements that have an average remaining life of 13 years. These assets operate as authorizations that expire between 2039 and 2041.
Our regulated electricity transmission operations are comprised of approximately 12,000 kilometres of operating electricity transmission lines in North and South America. Our North American electricity transmission operations consist of approximately 600 kilometres of 345 kilovolt (“kV”) transmission lines in Texas. Our South American electricity transmission system is comprised of approximately 11,400 kilometres of transmission lines including approximately 35% of Chile’s high voltage transmission grid, approximately 700 kilometres of 60 kV to 220 kV transmission lines in Peru, and approximately 700 kilometres of 500 kV and 230 kV transmission lines in Brazil. During December 2017, we signed an agreement to sell our electricity transmission systems in Chile and Peru, which we expect to close during the first half of 2018, subject to the satisfaction of closing conditions.
We have already invested $50 million in greenfield transmission development in Brazil and expect to further invest $330 million. 700 kilometres of greenfield transmission have been commissioned this year, with an additional 3,500 kilometres to be commissioned over the next five years, in projects that were recently awarded to us under government auctions. These are attractive 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.

(1)
Approximately 10,700 kilometres of our regulated transmission operations relate to our Chilean electricity transmission operations. During December 2017 we signed an agreement to sell these systems, which we expect to close during the first half of 2018.

70 Brookfield Infrastructure

Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In North America, our transmission lines facilitate the delivery of wind power to population centers as part of Texas’ competitive renewable energy zone program. Our Chilean electricity transmission operations constitute the backbone of the country’s high-voltage transmission system. These operations extend from the city of Arica in the north of Chile to the island of Chiloé in the south, serving 98% of the population of the country. Our Chilean electricity transmission operations include subsidiaries in Peru that are located near Lima which is experiencing strong economic growth and demand for electricity. In Brazil, our lines under development are located in the northeast and center east including in the states of Bahia, Ceará, Rio Grande do Norte, Piauí, Paraiba and Minas Gerais. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to population centers in the South. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas for 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo’s growing supply regions. We recently signed an agreement to sell our Chilean electricity transmission operations as part of our capital recycling plan to dispose of mature assets. The sale is subject to certain closing conditions, third party consents and regulatory approvals, and is expected to be completed in the first half of 2018.
All of our regulated transmission operations benefit from stable long-term cash flows. Our Texas operations have a broad customer base with revenues assessed on system-wide demand and collected on a state-wide basis mitigating our volume and credit risk. Currently, approximately 70% of our Chilean electricity transmission revenues are subject to the regulatory framework, whereas the remaining 30% of revenues are derived from a number of long-term transmission contracts, primarily serving hydro-electric power generators. These contracts have a pricing framework that is similar to the applicable regulatory framework (as discussed below), and following their expiration, a majority of this contracted revenue will convert to the regulatory framework. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk that commence upon completion of construction under 30‑year concession agreements which expire between 2044 and 2047. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements that have an average remaining life of 13 years.
Regulatory Environment
All of our regulated transmission operations are located in regions with stable regulatory environments. In Chile, regulated revenues are determined every four years based on a pre-tax 10% annuity real rate of return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 10% pre-tax, real return on our regulated asset base. Since the Chilean regulatory and contractual frameworks are based on replacement cost, our Chilean regulated transmission operations may be positioned to benefit from system-wide demand growth over time as the appreciation in the rate base can at times exceed the amount of capital needed to reinvest to sustain operations. This transmission system has no material volume risk. From 2020, regulated revenues from this business will be determined using a floating after-tax real return subject to a 7% floor which currently approximates a 9.1% pre-tax return. As noted above, we have entered into an agreement to sell our Chilean electricity transmission operations, which is expected to be completed in the first half of 2018.

Brookfield Infrastructure 71

The regulatory environment in Peru is similar to Chile with revenues determined every four years based on a pre-tax 12% annuity real rate of return on replacement cost of the existing transmission system plus annual payments that provide for recovery of operational, maintenance and administrative costs. Between rate reviews, both revenue components are adjusted by a multi-component inflation factor. This effectively results in a 12% pre-tax, real return on our regulated asset base. Since the regulatory framework is based on replacement cost, we are positioned to benefit from system-wide demand growth over time as the appreciation in the rate base can at times exceed the amount of capital we need to reinvest to sustain operations. Furthermore, the regulatory framework is availability based thereby removing any volume risk in the system.
In Brazil, electricity transmission is regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). Transmission lines are auctioned by ANEEL, which grants the right to construct, maintain and operate the transmission lines under a concession agreement. Concessions are awarded for a period of 30 years based on the lowest regulated revenue (“RAP”) bid by the market. RAP is adjusted for inflation annually and updated every five years to reflect changes in third party cost of capital. The natural gas transmission industry in the country is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels (“ANP”). Each gas transportation agreement (“GTA”) took into account regulatory asset base (“RAB”) based return on investment, and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life. Upon expiry of the authorizations, the assets shall be returned to the government and subject to concession upon public bidding.
Our Texas transmission business operates under a historical cost of services regulatory regime overseen by the Public Utility Commission of Texas. Based on a September 2015 rate case, our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system’s assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate based on total system peak annual electric loads, which are measured by the Electric Reliability Council of Texas, a not-for-profit corporate entity that is responsible for the day to day operation of Texas’ electrical system.
Growth Opportunities
We believe that attractive growth opportunities exist for our transmission operations.
Our electricity transmission concessions in Brazil are required for the expansion of the region’s transmission system grid to connect new electricity generation resources, including wind located in the northeast and hydro in the north to satisfy growing demand. We believe that due to the geographic location of our concessions, there are opportunities to secure system reinforcements which will generate incremental RAP as well as secure new concessions at upcoming auctions.
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
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of the Brazilian economic activity and pre-salt offshore oil production occurs. This will allow our operation to potentially absorb the increasing demand at natural gas-fueled thermal plants as hydro energy production normalizes and the natural gas generated from the pre-salt oil fields as their production increases.

72 Brookfield Infrastructure

Regulated Distribution Operations
Our regulated distribution operations have approximately 3.3 million electricity and natural gas connections in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 2.8 million connections. In South America, our electricity distribution franchise area is in the Boyacá province of Colombia, a region that is approximately 150 kilometres north of the capital, Bogotá.
Strategic Position
Our regulated distribution operations are critical to the markets in which they are located. In the U.K., our system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our South American regulated distribution operations provide reliable power to approximately 470,000 customers.
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
Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for six product lines which include: natural gas, electricity, water, wastewater, fibre, and district heating. Once connections are established, we charge retailers rates that are based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.
Our South American distribution business earns an annuity return on the replacement cost of its systems plus a charge to cover operating expenses. Our rates are determined during tariff reviews which commence every five years. Our current regulated return is in excess of 13%. Between rate reviews, revenues are adjusted by an inflation factor. This effectively results in a real return on our regulated asset base in excess of 13%. Since the regulatory framework is based on replacement cost, we are positioned to capture volume growth over time as the appreciation in the rate base can at times exceed the amount of capital we need to reinvest to sustain operations. The majority of revenues earned in our South American regulated distribution business do not fluctuate with volumes.

Brookfield Infrastructure 73

Growth Opportunities
We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. operations are expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the establishment of new product lines such as water and district energy which will increase our bundled service offering to new and existing customers. There are additional prospects for growth with the participation in the U.K. smart meter roll out program as we adopted approximately 360,000 smart meters from U.K. energy retailers in 2017, and have the opportunity to bring the total portfolio to 3.5 million meters based on existing agreements. In South America, our regulated distribution operations have an operating license which allows us to expand vertically into the generation, transmission, and retail sectors. The business is located in a region that is home to emerging industrial industries and is experiencing strong economic growth, which will drive the need for further build-out of our distribution system and regional expansion of the transmission system. We believe we are well positioned for future growth opportunities.
Regulated Terminal Operations
Our regulated terminal operation is comprised of a port facility that exports metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, which is a high quality and low cost source of predominately metallurgical coal. Our terminal is one of the world’s largest export terminals, accounting for approximately 20% of global seaborne metallurgical coal exports and 6% of total global seaborne coal exports.
The regulated terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In the event that any user no longer requires their capacity and allows their contract to expire, the regulatory regime re-socializes this capacity amongst the other users, thereby providing protection for the full recovery of capital investments.
Strategic Position
The Bowen Basin is a high quality, low cost, prolific series of metallurgical coal deposits, where there are few cost efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our regulated terminal operation is substantially contracted through 2023. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions are expected to exercise renewal options for most of our regulated terminal operation’s contracted capacity.
Regulatory Environment
The terminal’s operation is regulated by the Queensland Competition Authority (“QCA”). The current regulatory period is set for five years ending June 30, 2021. The QCA utilizes a return on regulated asset base methodology to calculate our annual revenue with a current weighted average cost of capital allowed by the QCA of 5.82%. Our coal terminal’s regulated rate base increases each year with inflation and capital expenditures and decreases by depreciation.

74 Brookfield Infrastructure

Growth Opportunities
Over the past 30 years, our terminal’s capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. Potential exists to further grow our operations to facilitate future mine expansions in the Bowen Basin. Our coal terminal has completed feasibility studies which show the viability of further expansions within the terminal precinct which could take capacity in excess of 100 mtpa.
Transport
Overview
Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee or for services provided. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our transport segment is comprised of the following:
Rail

•	Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometres of track and operator of approximately 4,800 kilometres of rail in South America
Toll Roads

•	Approximately 4,000 kilometres of motorways in Brazil, Chile, Peru and India

Ports

•	37 terminals in North America, U.K., Australia and across Europe
Rail
Our Australian rail network is comprised of over 5,500 kilometres of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 32 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.

Brookfield Infrastructure 75

Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and over 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometres of track. Our Brazil rail operates under a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately nine years (with an option to renew for 30 years) and 20 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Strategic Position
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 93% of revenue, through long dated track access contracts.
Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil’s center-north, center-east and center-southeast regions, including the most important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.
Regulatory Environment
In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator, responsible for the gas, electricity, water and rail industries. For the rail industry, an access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Across the majority of the network, current revenue is well below the regulated ceiling. As a result, no contracted revenue is currently exposed to reduction under this access regime. Our Australian rail network operates its track on an open access basis consistent with the rail access regime and its lease obligations.
Our Brazilian rail concessions are governed by Brazil’s transportation regulator, Agência Nacional de Transportes Terrestres (“ANTT”), which is also responsible for the tariff regime in that country. In addition, we access rail networks controlled by Vale S.A., Brazil’s largest mining company, and other major Brazilian rail players, in arrangements governed by long-term agreements. The regulatory regime requires concession holders to provide open access to all track users. Since most of our port operations are privately held, they are not subject to regulated tariffs and are able to move third party cargo with no regulatory pricing limitations.
Growth Opportunities
Our Australian rail operation is a critical component of the logistics chain in its region and is the backbone of freight transport in Western Australia. In many cases, it is the only mode of transportation for freight that is economically viable. As a result, the business is well positioned to benefit from the economic growth of the region and also to benefit through the development of new agriculture or mining projects, which would require access to the rail network to facilitate export.

76 Brookfield Infrastructure

Our Brazilian rail business is undergoing an approximately R$4 billion capital investment program to upgrade and expand our integrated network. The expansion should allow it to capture volume growth by attracting cargo volumes that currently are transported by more expensive alternatives such as trucks. This business is focused on improving network connectivity in the system by capturing the growing demand for integrated transportation services in Brazil. In addition, over R$2 billion has been invested in a port terminal expansion project located at Latin America’s largest port. The project has added three berths to handle over 14 mtpa of grain and sugar exports and fertilizer imports, which will significantly benefit our rail operation by increasing volumes and improving our strategic position as an integrated logistics provider. Future projects include the purchase of locomotives and wagons, and improvements to rail infrastructure including inland terminals, railway and yards.
Toll Roads
Our toll road operations are comprised of urban and interurban toll roads in Chile, Brazil, Peru and India. Our Chilean operations include 33 kilometres of free flowing roads that form a key part of the ring road network of Santiago. Our Brazilian operations comprise of approximately 3,650 kilometres of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometres of existing roads and the greenfield construction of 19 kilometres of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 240 kilometres of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 15 years.
Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, favourable long-term economic trends in the countries we operate in and inflation-linked tariffs. These markets have all experienced significant economic growth over the last 20 years, leading to increased motorization rates and trade, which have driven increases in traffic volumes. We expect these trends to continue in the long-term, resulting in significant future traffic growth on our roads.
Strategic Position
Our Chilean toll road is a key artery in Santiago’s urban road network as it connects the affluent business center of east Santiago with Chile’s international airport, the Ports of Valparaiso and San Antonio, and the north of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 65% of Brazilian GDP. Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India’s most important national highways.
Our toll roads are critical infrastructure for the economies of Chile, Brazil, Peru and India, with few viable alternative routes available. Building new competing routes would be limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.

Brookfield Infrastructure 77

Regulatory Environment
Our Chilean assets are governed by the Ministerio de Obras Publicas (“MOP”). Chile has an established concession program which has been in place for more than 20 years. To date, 82 concession agreements have been awarded, of which 65 concessions are active, representing a total investment of approximately $21 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation + 3.5% with additional increases in the form of congestion premiums which can be up to three times the base tariff during periods.
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo (“ARTESP”) and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 16 years. As of 2017, there were 59 motorway concessions in Brazil totaling over 19,000 kilometres. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
The concession for our Peruvian toll roads was granted by the Municipalidad Metropolitana de Lima (“MML”) and is supervised by MML’s municipal arm, Gerencia de Promoción de la Inversión Privada (“GPIP”), through Fondo Metropolitano de Inversiones (“Invermet”). Invermet is responsible for overseeing maintenance, conservation, and construction activities. The concession agreement includes tariff increases in excess of inflation until the end of 2018, at which point tariffs will be linked to inflation.
Our Indian assets are governed by the National Highways Authority of India, which has been operational for over 20 years and has responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at four of the five toll roads are derived from annuity concession payments, while the other earns revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
Growth Opportunities
We believe that long-term growth in the South American and Indian economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation and congestion tariffs, this should drive significant future cash flow growth for our toll road businesses. In addition, Brazil, Chile and Peru are seeking to expand our respective paved road network by improving existing roads and developing new roads as opportunities for new and expiring concessions become available. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.
Ports
Our port operations are located primarily in U.K., Australia, North America, and across Europe. Our U.K. port is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our U.K. port, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,000 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 10% of our revenue.

78 Brookfield Infrastructure

Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at over 60 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3 million Twenty-Foot Equivalent Units (“TEUs”) in 2017, with the storage, handling and logistics businesses handling over 22.3 million tonnes of bulk and general cargo, 12.1 million tonnes of forestry products and over 600,000 vehicles per annum.
Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term leases with the Los Angeles and Oakland port authorities. These terminals handled approximately 1.2 million TEUs in 2017. In North America, our revenue is generated from port handling services for container volumes. A portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.
Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe and China that handle bulk, breakbulk, liquid, and containerized goods across multiple industries. Our European port operations handle approximately 48 mtpa of cargo at 23 port terminals located throughout seven European countries. The portfolio has a long-term concession profile with an established track record of concession extensions.
Strategic Position
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 175 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from diversification both geographically, with operations at over 60 sites across Australia and New Zealand, and by goods and services, handling bulk and general cargo, forestry products and vehicles for a diversified customer base.
Our North American port operations are located in the ports of Los Angeles and Oakland, the largest and fifth largest ports in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.
Our European port operations are located in 24 port terminals across continental Europe and 3 in China,and consist of over 700 hectares of long-term port concessions and over 30 kilometres of quay length. With substantial infrastructure that is often integrated with our customers’ facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations are protected by significant barriers to entry. Additionally, our operations provide logistical services for our customers that would be difficult for potential competitors to replicate.
Our U.K., Australian and North American port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to these ports. Our Australian port operations’ main customers represent major shipping lines who utilize the multiple ports located nationally. Our North American port operations serve major international shipping lines, many of which work collaboratively as part of a global shipping alliance. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Many key customers have been long-term customers continuously for between 10 and 30 years.

Brookfield Infrastructure 79

Regulatory Environment
Our U.K. port is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultation with users of the river and indexed to inflation. Our North American, European and Australian port operations conduct business in an unregulated environment.
Growth Opportunities
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements in our rail capacity, have driven new customer contracts for container cargo and positioned our U.K. port to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure, has enabled us to attract new energy-related customers, which are investing significant capital to build new plant and equipment on our land. As these new investments are commissioned, our U.K. port will benefit from increased property rental income, cargo handling revenue and conservancy fees.
Our North American port operations continue to progress a significant modernization project in Los Angeles that is expected to approximately double capacity and increase efficiency. Once complete, this project will make our terminal in Los Angeles one of the lowest cost and most automated terminals in North America with surplus capacity to facilitate future volume growth. Our terminal in Oakland is also undergoing an expansion of its facilities, which will almost double its capacity and significantly enhance its ability to service incremental demand.
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

80 Brookfield Infrastructure

Our energy segment is comprised of the following:
Transmission, Distribution and Storage Operations

•	Approximately 15,000 kilometres of natural gas transmission pipelines

•	Approximately 600 billion cubic feet (“bcf”) of natural gas storage in the U.S. and Canada
District Energy Operations

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,185,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 315,000 tons of contracted cooling capacity, as well as servicing approximately 18,700 natural gas, water and wastewater connections

Transmission and Storage Operations
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
Strategic Position
Our North American natural gas transmission system is one of the largest and most geographically extensive natural gas pipeline systems in North America. It is the largest provider of natural gas transmission to the Chicago and northern Indiana markets and has significant interconnectivity with local distribution companies, natural gas liquefaction facilities, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our transportation and storage services.
We operate or contract for more than 600 bcf of working gas capacity at our natural gas storage facilities. We have sixteen facilities that are connected at strategic points on the North American natural gas transmission network and provide access to multiple end-use markets and provide us and our customers with substantial liquidity to buy and sell natural gas. Our facilities are located in the U.S. and Canada.
Regulatory Environment
Our transmission and storage operations are subject to varied regulation that differs across our regions of operation. Our North American natural gas transmission system, including its storage operations, and our natural gas storage facility in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation.

Brookfield Infrastructure 81

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
Growth Opportunities
Within our North American natural gas transmission operations we are progressing a number of organic growth opportunities that will expand our service offerings through capital projects supported by long-term contracts. Growth projects underway include a large-scale expansion to provide additional deliverability to the Gulf Coast market, which is expected to be completed in late 2018.
Our natural gas transmission operations and natural gas storage facilities are well positioned to benefit from changing supply and demand dynamics in the North American natural gas market. We believe that there will be further opportunities to deploy capital at attractive risk-adjusted returns.
District Energy
Our North American district energy operations are located in eleven cities and consist of heating plants capable of delivering 3,185,000 pounds per hour of steam heating capacity, produced from nine gas-fired steam plants and 315,000 tons of contracted cooling capacity, sourced from deep lake water systems and a variety of other cooling technologies. These operations provide steam heating in key markets such as downtown Toronto, Ontario, in the medical district of New Orleans, Louisiana and in the central business district of Seattle, Washington. District cooling services are provided through an innovative deep lake cooling system in Toronto and from more conventional cooling technologies in key markets such as Chicago, Illinois, Los Angeles, California, Houston, Texas, Las Vegas, Nevada and New Orleans.
Our Australian district energy operations provide heating, cooling and energy solutions and distributed natural gas, water and wastewater services, in the states of Tasmania, New South Wales, Queensland and Victoria. The natural gas network includes over 800 kilometres of pipeline, bringing approximately 100 million cubic meters of natural gas to homes and businesses each year, with availability to provide this service to approximately 59,000 commercial and residential customers.
Strategic Position
Our district energy business in North America provides essential heating and cooling services to approximately 700 commercial customers, governments, hospitals and sporting arenas in major North American cities, including Toronto, Los Angeles, Las Vegas, Houston, New Orleans, Chicago and Seattle. Our Australian district energy business is comprised of an established natural gas distribution and retail business, supplying approximately 13,800 residential, commercial and industrial customers currently connected to our network in Tasmania and Victoria. We are also operating and developing projects to supply energy solutions, as well as water and wastewater services, to approximately 4,900 residential and commercial customers. In most cases our district energy businesses offer the only feasible source of energy and water services to those customers who are connected to our network. In addition, we are able to realize synergies across this segment through the sharing of best practices for customer contracting and due diligence, and financing strategies.

82 Brookfield Infrastructure

Regulatory Environment
Our district energy business in Toronto is governed by the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility in Ontario, allowing it unrestricted access to its network of underground pipes in downtown Toronto. In other North American markets, our operations are enabled by long term franchise agreements with the respective municipalities. Our district energy business in Australia is currently not subject to any economic regulation.
Growth Opportunities
We have significant organic growth opportunities in our various district energy businesses, primarily through system expansions in North America. Our North American business has more than doubled its sales pipeline within the last year, reflecting increasing district energy demand in urban regions, and a recognition that these systems can help customers achieve their long-term energy objectives. The district energy industry in North America is highly fragmented, providing significant opportunities to grow our business through acquisitions. We closed two tuck-in acquisitions during 2017, expanding our presence in Los Angeles, Las Vegas, Portland, Oregon, London, Ontario, and Charlottetown, Prince Edward Island. The Australian district energy business is developing into a multi-asset energy and water provider, offering combined services for heating, cooling and energy as well as water and wastewater services.
There are significant barriers to entry in these businesses, as there are limited opportunities for customers to support competing businesses once connected to our systems. Once a system is established, we are well positioned to capture further organic growth opportunities.
Communications Infrastructure
Overview
Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecommunications business can be divided into two segments: (i) telecom site hosting and (ii) wholesale fibre-to-the-home (“FTTH”) networks. In both segments, our customers pay upfront and/or recurring fees to lease space on our towers to host their equipment or lease capacity on our fibre network to deliver ultra-fast broadband solutions to customers. Our broadcasting customers pay us fees for transmitting television and radio content to end users.
The key objective for this segment is to capture the benefit associated with increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance can be measured by the growth in our Adjusted EBITDA.
The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 kilometres of fibre backbone located in France.
These operations generate stable, inflation-linked cash flows underpinned by long-term contracts (typically 10 years in telecommunications and five years in broadcasting) with large, prominent customers in France.

Brookfield Infrastructure 83

Strategic Position
Our business is the leading independent communications infrastructure operator in France. Its sites cover the entire French territory, with some in the very best locations. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to 97% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 55% share of FM analog radio frequencies. Our business has been participating in the French government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a unique opportunity for our business to leverage its existing assets and technical expertise operating a high-speed fibre backbone. Thus far, we have secured three tenders to roll out FTTH networks to over 720,000 households and businesses across France.
Regulatory Environment
In the television business, a small proportion of the sites (currently approximately 70) are considered to be non-replicable because either (i) they benefit from a remarkable location, often on an elevated point or area where the construction of a second tower is in practice very complex, (ii) equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total these regulated revenues account for approximately 40% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator. Our telecommunications site hosting operations are unregulated with pricing determined directly with the users of our tower infrastructure. Our FTTH networks have been granted under either 25-year concessions or perpetual ownership frameworks, with the former benefiting from government subsidies. These networks are operated on a wholesale and open-access basis to help ensure commercialization by all the internet service providers. Pricing is based on tariff guidelines published by the regulator which sets a price floor.
Growth Opportunities
We see growth opportunities in the telecom infrastructure segment as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio positions us to take advantage of these favourable trends through construction and acquisition of additional assets. With regards to fibre, our existing tenders will be rolled out over the next three to five years. We will continue to pursue, on a selective and measured basis, both new tenders from municipalities and potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns.

84 Brookfield Infrastructure

Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, energy and communications infrastructure sectors. As we look to grow our businesses, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12 to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

•	Utilities: regulated electricity and gas transmission, regulated electricity, gas and water distribution and regulated or contracted terminal operations;

•	Transport: railroads, ports, toll roads and airports;

•	Energy: oil and gas pipelines and gathering and storage systems and district energy systems; and

•	Communications infrastructure: telecommunications towers and data infrastructure.
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
Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternate form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the sale of 10 businesses since inception. These sales have generated over $3.0 billion of total proceeds which represents, on average, a 30% premium to our partnership’s previously recorded carrying value. Our partnership is focused on executing the next phase of our capital recycling program. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to remain a key part of our overall funding plan. Further adding to our track record, in December 2017, we signed a purchase and sale agreement for the disposition of our Chilean electricity transmission business for proceeds of total $1.3 billion which represents a 40% premium to previous book value.  Completion of this transaction is subject to certain closing conditions, third party consents and regulatory approvals which could be completed in the first half of 2018.

Brookfield Infrastructure 85

Intellectual Property
Our partnership, as licensee, has entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in connection with marketing activities. Other than under this limited license, we do not have a legal right to the “Brookfield” name or the Brookfield logo. Brookfield may terminate our Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions—Licensing Agreements.”

86 Brookfield Infrastructure

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

(2)
Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.6% of our partnership’s issued and outstanding units on a fully exchanged basis (including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”

(3)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.

(4)	The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.

(5)
On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holding LP Series 3 Preferred Units. On August 2, 2016, our partnership issued ten million Series 5 Preferred Units to the public and acquired ten million Holding LP Series 5 Preferred Units. On January 19, 2017, our partnership issued twelve million Series 7 Preferred Units to the public and acquired twelve million Holding LP Series 7 Preferred Units. On January 23, 2018, our partnership issued 8 million Series 9 Preferred Units to the public and acquired 8 million Holding LP Series 9 Preferred Units.

(6)	As of December 31, 2017, our partnership had outstanding 276,572,900 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP.

Brookfield Infrastructure 87

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
Our partnership’s sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP. Our partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. Our partnership anticipates that the only distributions that it will receive in respect of our partnership’s managing general partnership interest and preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist our partnership in making distributions to our unitholders in accordance with our partnership’s distribution policy, to our preferred unitholders in accordance with the terms of our preferred units and to allow our partnership to pay expenses as they become due. The declaration and payment of cash distributions by our partnership is at the discretion of our General Partner. Our partnership is not required to make such distributions and neither our partnership nor our General Partner can assure you that our partnership will make such distributions as intended.
Brookfield and the Service Provider
Brookfield has an approximate 29.6% interest in our partnership on a fully exchanged basis. Our partnership and the other Service Recipients have each appointed affiliates of Brookfield Asset Management as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $285 billion of assets under management, 80,000 operating employees and 750 investment professionals worldwide. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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

•	operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to enhance the value of its assets; and

88 Brookfield Infrastructure

•	development and retention of the highest quality people in its operations.
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
Our General Partner
Our General Partner serves as our partnership’s general partner and has sole authority for the management and control of our partnership, which is exercised exclusively by its board of directors in Bermuda. Our partnership’s managing general partnership interest in the Holding LP, which consists of Managing General Partner Units, entitles our partnership to serve as the Holding LP’s managing general partner, with sole authority for management and control of the Holding LP, which is exercised exclusively through the board of directors of our General Partner.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management,” Item 7.B “Related Party Transactions,” Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership,” Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement” and Item 7.A “Major Shareholders.”
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
Infrastructure Special LP
The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special General Partner Units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”

Brookfield Infrastructure 89

Significant Subsidiaries
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership.

			Ownership Interest	Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2017	2017
			%	%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70(1)	100
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71(2)	100
U.K. regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80(2)	80
Brazilian natural gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	28(2)	90

(1)	Ownership interest held directly by our partnership.

(2)	Ownership interest held indirectly by the Holding LP.
4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2018. We do not directly own any real property.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—All of our infrastructure operations may require substantial capital expenditures in the future,” “—Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk,” “—All of our operating entities are subject to changes in government policy and legislation,”, Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” regarding information on Property, Plant and Equipment on a consolidated basis.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

90 Brookfield Infrastructure

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 102 for more detail.
Performance Measures Used by Management
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”), adjusted earnings (“Adjusted Earnings”) and invested capital (“Invested Capital”), along with other measures.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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

Brookfield Infrastructure 91

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
Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We believe our presentation of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and return on Invested Capital also provide investors enhanced comparability of our ongoing performance across periods.
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
While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.

92 Brookfield Infrastructure

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
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The Partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The Partnership has set its target payout ratio target at 60-70% of funds from operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
The following table presents the Partnership’s payout ratios over the past three years:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Funds from operations (FFO)	$1,170	$944	$808
Adjusted funds from operations (AFFO)	941	771	672
Distributions (Limited partner, preferred and incentive distributions)	794	628	546
FFO payout ratio	68%	67%	68%
AFFO payout ratio	84%	81%	81%
The Partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year giving consideration to the following:

•	The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on the Partnership’s share of funds from operations generated by our assets

•	The Partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the Board of Directors of our General Partner approved an 8% increase in our annual distribution to $1.88 per unit, or $0.47 per unit quarterly, starting with the distribution to be paid in March 2018. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.47 per unit, a compound annual growth rate of 11%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations.

Brookfield Infrastructure 93

Basis of Presentation
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Our consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and the Redeemable Partnership Units held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings (losses) from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segment Measures” on page 123 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.
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
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

94 Brookfield Infrastructure

Financial instruments
Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward-looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely our partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 12, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2017 and 2016. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
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
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Recently adopted accounting standard amendments
Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2017. The impact of adopting these amendments on our partnership’s accounting policies and disclosures are as follows:

Brookfield Infrastructure 95

IAS 7 Statement of Cash Flows (“IAS 7”)
In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning on or after January 1, 2017. The amendment requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively and resulted in no material impact to Brookfield Infrastructure’s consolidated financial statements.
Future Changes in Accounting Policies
Standards issued, but not yet adopted
IFRS 15 Revenue from Contracts with Customers—(“IFRS 15”)
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.
Our partnership has a global team in place to evaluate the financial statement and any corollary impact of adopting IFRS 15, has participated in strategic planning sessions with Brookfield and has developed an adoption plan. Management has also assessed major revenue streams, and has substantially completed accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. The key areas of focus within the context of the standard are primarily in relation to the identification of performance obligation and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations.
Our partnership has finalized the documented analysis and assessed potential impact to IT systems and internal controls. We will adopt the new revenue guidance effective January 1, 2018, using the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to opening retained earnings as if the standard had always been in effect and whereby comparative periods will not be restated. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 9 Financial Instruments—(“IFRS 9”)
In July 2014, the IASB issued the final publication of IFRS 9, superseding IAS 39, Financial Instruments. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.

96 Brookfield Infrastructure

Our partnership has a global team in place to evaluate the financial statements and any corollary impact of IFRS 9 on its consolidated financial statements and business processes. To date, management has participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of IFRS 9 with a primary focus on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under this standard. The evaluation of changes resulting from IFRS 9 relating to hedge accounting have been substantially completed and it has been determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under this new standard. Consequently, the partnership has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively commencing on January 1, 2018. In addition, our partnership has elected certain gas storage contracts to be measured at fair value through profit or loss. Next steps involve the finalization of documented analyses and drafting pro-forma disclosures that will be required upon initial adoption of this standard and thereafter. We are progressing as planned toward the implementation of IFRS 9.
Our partnership has decided to adopt IFRS 9 retrospectively with no restatement of comparatives. A cumulative catch-up adjustment will be recorded through equity upon initial adoption. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 16 Leases—(“IFRS 16”)
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
Amendments and Interpretations, not yet adopted
IFRIC 22 Foreign Currency Transactions and Advance Considerations—(“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. Adoption will occur on a prospective basis and it is not anticipated that the impact will be material.

Brookfield Infrastructure 97

IFRIC 23 Uncertainty over Income Tax Treatments—(“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Brookfield Infrastructure is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 102.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2017, 2016 and 2015.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	Year ended December 31
Summary Statements of Operating Results	2017	2016	2015
Revenues	$3,535	$2,115	$1,855
Direct operating costs	(1,509)	(1,063)	(798)
General and administrative expenses	(239)	(166)	(134)
Depreciation and amortization expense	(671)	(447)	(375)
Interest expense	(428)	(392)	(367)
Share of earnings from investments in associates and joint ventures	118	248	69
Mark-to-market on hedging items	(66)	74	83
Income tax (expense) recovery	(173)	(15)	4
Net income	574	528	391
Net income attributable to our partnership(1)	125	487	301
Net (loss) income per limited partnership unit	$(0.04)	$1.13	$0.69

(1)	Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

98 Brookfield Infrastructure

2017 vs. 2016
For the year ended December 31, 2017, we reported net income of $574 million, of which $125 million was attributable to our partnership. This is compared to net income of $528 million for the year ended December 31, 2016, of which $487 million was attributable to our partnership. The increase in consolidated net income was primarily due to acquisitions made during the year and organic growth at our existing businesses. Net income attributable to our partnership decreased despite an increase in consolidated net income, as the aforementioned positive factors were offset by the impact of non-cash movements on foreign currency hedges, which are recorded in our corporate segment. The prior year period also included non-recurring gains attributable to the partnership of $190 million related to our toll road and ports businesses.
Revenues for the year ended December 31, 2017 were $3,535 million, which represents an increase of $1,420 million compared to the prior year. Our utilities segment contributed additional revenue of $1,008 million as a result of the recent acquisition of a Brazilian regulated gas transmission business and the benefits of inflation-indexation and various growth initiatives, primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $390 million of revenue, primarily due to higher iron ore prices, which resulted in lower tariff relief extended to one of our clients at our Australian rail operation, the benefit of inflationary tariff increases and the impact of higher volumes at our South American toll roads. Additionally, revenues benefited from a full year’s contribution from the acquisitions of toll roads in Peru and an Australian ports business, both of which were completed during 2016. Organic growth initiatives within our district energy business and the expansion of our North American gas storage business contributed incremental revenue of $96 million relative to the prior year, and foreign exchange contributed a further $12 million increase across our businesses. These items were partially offset by a $19 million impact of a rate reset at our Australian regulated terminal operation and a $67 million decrease due to revenues associated with assets sold in 2016.
Direct operating expenses for the year ended December 31, 2017 were $1,509 million, which represents an increase of $446 million compared to the year ended December 31, 2016. The current period included $460 million of costs related to new businesses acquired during the year, $5 million of incremental costs associated with the organic growth initiatives described above and the impact of foreign exchange of $9 million. These increases have been partially offset by a $28 million reduction in costs associated with assets sold mid-way through 2016.
General and administrative expenses totaled $239 million for the year ended December 31, 2017, an increase of $73 million compared to the same period in 2016. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus our preferred units and net recourse debt. The base management fee increased from prior year due to a higher unit price and the issuance of medium-term notes, partnership units and preferred units, the proceeds from which were used to fund new investments and organic growth initiatives.
Depreciation and amortization expense for the year ended December 31, 2017 was $671 million, an increase of $224 million compared to the prior year. Depreciation and amortization expense increased due to higher asset values resulting from our annual revaluation process and capital expenditures, and incremental charges associated with new businesses acquired during the year.
Interest expense for the year ended December 31, 2017 was $428 million, an increase of $36 million compared to the same period in 2016. Interest expense was higher due to additional corporate borrowings used to fund new investments and the impact of foreign exchange, partially offset by a reduction in interest expense associated with businesses sold in the prior year.

Brookfield Infrastructure 99

Earnings from investments in associates and joint ventures were $118 million for the year ended December 31, 2017, representing a decrease of $130 million compared to the same period in 2016. The decrease is predominantly associated with $122 million of non-recurring gains recorded in the prior year. These decreases were partially offset by the benefits of refinancing activities completed during the year at our North American natural gas transmission operation, inflationary tariff increases, increased traffic volumes and an increased ownership in our Brazilian toll road operations. Additionally, our 2017 earnings benefited from a full year contribution from our Australian ports business acquired in 2016, as well as foreign exchange.
Mark-to-market loss on hedging items for the year ended December 31, 2017 was $66 million compared to a gain of $74 million for the twelve-month period ended December 31, 2016. Both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level, primarily relating to the Australian dollar, British pound and Euro.
Income tax expense for the twelve-month period ended December 31, 2017 was $173 million, an increase of $158 million from the prior year. The increase is primarily due to acquisitions made during the year and higher taxable income generated by our operations.
2016 vs. 2015
For the year ended December 31, 2016, we reported net income of $528 million, of which $487 million was attributable to our partnership. This was compared to net income of $391 million in the year ended December 31, 2015, of which $301 million was attributable to our partnership.
Revenues for the year ended December 31, 2016 were $2,115 million, which represented an increase of $260 million compared to the year ended December 31, 2015. Our utilities segment contributed additional revenue of $72 million due to inflation indexation and various growth initiatives primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $276 million of revenue, primarily due to inflationary tariff increases, higher volumes at our Chilean toll roads and the initial contribution from recently completed acquisitions of toll roads in India and Peru as well as an Australian ports business. Revenue from organic growth initiatives within our district energy business and the expansion of our North American gas storage operation contributed incremental revenue of $92 million in our energy segment. These items were partially offset by a $96 million impact of foreign exchange, a $25 million impact of a regulatory rate reset at our Australian regulated terminal operation, a $16 million impact of tariff relief extended to one of our clients at our Australian rail operation and a $43 million decrease due to the sale of our New England electricity transmission, European energy distribution and Ontario electricity transmission businesses in August 2015, May 2016 and October 2016, respectively.
Direct operating expenses for the year ended December 31, 2016 were $1,063 million, which represented an increase of $265 million compared to the year ended December 31, 2015. The period included $56 million of incremental costs resulting from our aforementioned organic growth initiatives and $279 million of incremental costs related to acquisitions. These benefits were partially offset by the impact of foreign exchange of $37 million and $33 million associated with costs recorded at businesses disposed of in 2016.
General and administrative expenses for the year ended December 31, 2016 were $166 million, which represented an increase of $32 million compared to 2015. This line item primarily consisted of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus net recourse debt. The base management fee increased compared to the same period in 2015 due to a higher market capitalization.

100 Brookfield Infrastructure

Depreciation and amortization expense for the year ended December 31, 2016 was $447 million, which represented an increase of $72 million compared to the year ended December 31, 2015. Depreciation and amortization expense increased by $96 million due to higher asset values resulting from our annual revaluation process, capital expenditures and acquisitions completed over the preceding 12 months, partially offset by the impact of foreign exchange of $24 million.
Interest expense for the year ended December 31, 2016 was $392 million, which represented an increase of $25 million compared to 2015. Interest expense increased by $36 million as a result of the aforementioned acquisitions. We also incurred additional interest expense of $14 million associated with two corporate medium term note issuances completed in March and October of 2015. These increases were partially offset by the impact of foreign exchange, which decreased our interest expense by $15 million during the period and a $10 million decrease due to the sale of our New England electricity transmission, European energy distribution and Ontario electricity transmission businesses in August 2015, May 2016 and October 2016, respectively.
Earnings from investments in associates for the year ended December 31, 2016 were $248 million, which represented an increase of $179 million compared to the year ended December 31, 2015. The increase was predominantly associated with $122 million of non-recurring gains at our Brazilian toll road operations and $22 million of deferred tax recoveries recorded at our European telecommunications infrastructure operation as a result of favourable changes in tax laws. Additionally, 2016 benefited from incremental contributions from increased ownership in our Brazilian toll road operation and our North American natural gas transmission business.
Mark-to-market gains on hedging items for the year ended December 31, 2016 were $74 million compared to $83 million for the year ended December 31, 2015. Both 2016 and 2015 consisted primarily of revaluation gains relating to foreign exchange hedging activities at the corporate level.
Income tax expense for the year ended December 31, 2016 was $15 million compared to a recovery of $4 million for the year ended December 31, 2015. The expense in the period was due to revaluation gains resulting from our annual revaluation process, which increased our deferred tax obligation. The recovery in the prior period related to a decrease in the U.K. tax rate, which reduced the future tax obligation associated with our U.K. business.
The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2017 and December 31, 2016.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2017	December 31, 2016
Cash and cash equivalents	$374	$786
Total assets	29,477	21,275
Corporate borrowings	2,101	1,002
Non-recourse borrowings	8,063	7,324
Total liabilities	16,003	11,631
Limited partners’ capital	4,967	4,611
General partner’s capital	25	27
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,012	1,860
Non-controlling interest—in operating subsidiaries	5,875	2,771
Preferred unitholders	595	375

Brookfield Infrastructure 101

Total assets were $29,477 million at December 31, 2017, compared to $21,275 million at December 31, 2016, an increase of $8,202 million or 39%. The increase was primarily due to the acquisitions completed during the year, most notably our Brazilian regulated gas transmission business, and organic growth initiatives which have increased total assets by $7,272 million. Total assets also increased by $930 million due to the impact of foreign exchange as most foreign currencies in which we operate have appreciated against the U.S. dollar.
Corporate borrowings increased to $2,101 million at December 31, 2017, compared to $1,002 million at December 31, 2016. The increase of $1,099 million is due to incremental draws of $789 million on our corporate credit facility, net issuances of medium term notes of $231 million, and a $79 million increase from foreign currency revaluation.
Non-recourse borrowings increased by $739 million to $8,063 million at December 31, 2017 from $7,324 million at December 31, 2016. The increase is attributable to increased borrowings of $360 million associated with growth capital projects at our operating entities and a $379 million increase from the strengthening of foreign currencies against the U.S. dollar since December 31, 2016.
Partnership capital increased by $506 million to $7,004 million at December 31, 2017. This increase is due to $992 million of net proceeds from partnership units issued during the year, comprehensive income attributable to the partnership of unitholders of $308 million, partially offset by distributions paid to our unitholders and preferred unitholders of $794 million.
Preferred unitholders’ equity increased by $220 million to $595 million at December 31, 2017. The increase during the year was a result of the issuance of the Series 7 Preferred Units in January 2017.
SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy, communications infrastructure, and corporate. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Reconciliation of Non-IFRS Financial Measures” on page 115 for a discussion of the importance of proportionate information, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

102 Brookfield Infrastructure

Utilities Operations
Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Rate Base	$5,638	$3,788	$4,018
Funds from operations (FFO)(1)	610	399	387
Maintenance capital expenditures	(15)	(15)	(13)
Adjusted funds from operations (AFFO) (1)	$595	$384	$374
Return on rate base(2),(3)	11%	11%	11%

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

(2)	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

(3)	Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation.
The following table presents our utilities segment’s proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Adjusted EBITDA(1)	$738	$524	$524
Funds from operations (FFO)(1)	610	399	387
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2017	2016	2015	2017	2016	2015
Regulated Distribution	$282	$257	$228	$235	$213	$183
Regulated Transmission	352	135	140	308	105	112
Regulated Terminal	104	132	156	67	81	92
Total	$738	$524	$524	$610	$399	$387

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our rate base:

	Year ended December 31
US$ MILLIONS	2017	2016
Rate base, start of period	$3,788	$4,018
Acquisitions	1,498	—
Dispositions	—	(162)
Capital expenditures commissioned	305	226
Inflation and other indexation	34	63
Regulatory depreciation	(48)	(44)
Foreign exchange and other	61	(313)
Rate base, end of period	$5,638	$3,788

Brookfield Infrastructure 103

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Capital backlog, start of period	$761	$452	$397
Additional capital project mandates	776	793	341
Less: capital expenditures	(449)	(428)	(258)
Foreign exchange and other	52	(56)	(28)
Capital backlog, end of period	1,140	761	452
Construction work in progress	310	225	124
Total capital to be commissioned	$1,450	$986	$576
2017 vs. 2016
Adjusted EBITDA and FFO for our utilities segment increased significantly compared to the prior year due to increased revenues associated with strong connection activity at our UK regulated distribution business, inflation indexation, capital commissioned into rate base and the acquisition of our Brazilian regulated gas transmission operation. Partially offsetting these increases were the impacts of the regulatory rate reset at our Australian regulated terminal business, the sale of our Ontario electricity transmission business, and foreign exchange.
For the year ended December 31, 2017, our regulated transmission operations generated Adjusted EBITDA of $352 million and FFO of $308 million, compared to $135 million and $105 million, respectively, in 2016. Adjusted EBITDA and FFO increased compared to the prior year due to the contribution from our regulated gas transmission business in Brazil acquired during the year, the impact of inflation indexation and additions to our rate base. These increases were partially offset by the impact of the sale of the Ontario electricity transmission business in the prior year.
For the year ended December 31, 2017, our regulated distribution operations generated Adjusted EBITDA of $282 million and FFO of $235 million, compared to $257 million and $213 million, respectively, in the prior year. These increases were primarily attributable to the performance of our U.K. regulated distribution business that benefited from additions to rate base, higher connections income, inflation indexation and the contribution from smart meters adopted, partially offset by the impact of foreign exchange.
For the year ended December 31, 2017, our regulated terminal reported Adjusted EBITDA of $104 million and FFO of $67 million, compared to $132 million and $81 million, respectively, in 2016. Adjusted EBITDA and FFO decreased from the prior year as the benefits of inflation indexation were more than offset by the impacts of the regulatory rate reset effective July 1, 2016 and foreign exchange.
As of December 31, 2017, total capital to be commissioned into rate base was $1,450 million compared to $986 million as of December 31, 2016. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The total capital to be commissioned as of December 31, 2017 increased due to smart meter installations and connections added to our backlog at our U.K. regulated distribution business. Our U.K. regulated distribution business, Chilean electricity transmission operations and Brazil transmission system are the largest contributors at $875 million, $335 million and $220 million, respectively.

104 Brookfield Infrastructure

2016 vs. 2015
For the year ended December 31, 2016, Adjusted EBITDA from the utilities segment remained consistent with the prior year. Higher revenues associated with strong connections activity at our UK regulated distribution business, the benefits of inflation indexation and capital commissioned into rate base were offset by the impact of the regulatory rate reset at our Australian regulated terminal business, the sale of our Ontario electricity transmission business and the impact of foreign exchange. FFO increased by $12 million compared to 2015 as a result of lower interest expense associated with the aforementioned disposition and the impact of foreign exchange.
For the year ended December 31, 2016, our regulated transmission operations generated Adjusted EBITDA of $135 million and FFO of $105 million, compared to $140 million and $112 million, respectively, in 2015. Adjusted EBITDA and FFO decreased compared to the same period in 2015 as the benefits from inflation indexation and additions to our rate base were more than offset by the impact of foreign exchange and the sale of our New England and Ontario electricity transmission businesses in August 2015 and October 2016, respectively.
For the year ended December 31, 2016, our regulated distribution operations generated Adjusted EBITDA of $257 million and FFO of $213 million, compared to $228 million and $183 million, respectively, in 2015. This increase was primarily attributable to the performance of our U.K. regulated distribution business that benefited from an increased rate base, inflation indexation and the initial contribution from our smart meter acquisition, which were partially offset by the impact of foreign exchange.
For the year ended December 31, 2016, our regulated terminal reported Adjusted EBITDA of $132 million and FFO of $81 million, compared to $156 million and $92 million, respectively, in 2015. Adjusted EBITDA and FFO decreased as the benefits of inflation indexation and additions to our rate base were more than offset by foreign exchange and the impact of the regulatory rate reset effective July 1, 2016.
Transport Operations
Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Growth capital expenditures	$326	$319	$297
Adjusted EBITDA margin(1)	44%	48%	49%
Funds from operations (FFO)(2)	532	423	398
Maintenance capital expenditures	(133)	(88)	(72)
Adjusted funds from operations (AFFO)(2)	$399	$335	$326

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. It is calculated based on net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Brookfield Infrastructure 105

The following table presents our transport segment’s proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Adjusted EBITDA(1)	$694	$597	$555
Funds from operations (FFO)(1)	532	423	398

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2017	2016	2015	2017	2016	2015
Rail	$262	$270	$292	$192	$206	$231
Toll Roads	333	239	180	257	152	111
Ports	99	88	83	83	65	56
Total	$694	$597	$555	$532	$423	$398

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Capital backlog, start of period	$721	$467	$655
Additional capital project mandates	303	533	316
Less: capital expenditures	(326)	(319)	(297)
Foreign exchange and other	(61)	40	(207)
Capital backlog, end of period	637	721	467
Construction work in progress	113	349	110
Total capital to be commissioned	$750	$1,070	$577
2017 vs. 2016
Adjusted EBITDA and FFO for our transport segment increased compared to the prior year due to higher revenues associated with an increase in volumes across most of our networks, higher tariffs charged at our South American rail and toll road businesses, and a full year contribution from our Australian ports business acquired in 2016. These benefits were partially offset by the impact of foreign exchange at our Australian rail operations.
For the year ended December 31, 2017, our rail business generated Adjusted EBITDA of $262 million and FFO of $192 million, compared to $270 million and $206 million, respectively, in 2016. Adjusted EBITDA and FFO decreased as the benefits from higher volumes and increased tariffs in South America were more than offset by the impact of foreign exchange movements.

106 Brookfield Infrastructure

For the year ended December 31, 2017, our toll roads contributed Adjusted EBITDA of $333 million and FFO of $257 million, compared to $239 million and $152 million, respectively, in 2016. Adjusted EBITDA and FFO in the current period benefited from a 3% increase in traffic flows, inflationary increases in tariffs at all of our operations and an increased ownership in our Brazilian toll road business.
For the year ended December 31, 2017, our port operations reported Adjusted EBITDA of $99 million and FFO of $83 million, compared to $88 million and $65 million, respectively, in 2016. Adjusted EBITDA and FFO increased versus the prior year due to higher volumes across a number of our port operations and a full year contribution from our Australian ports business acquired in August 2016.
As of December 31, 2017, total capital to be commissioned into rate base was $750 million compared to $1,070 million as of December 31, 2016. The total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our Brazilian toll road business and Brazilian rail operation are the largest contributors to our capital to be commissioned over the next two to three years at approximately $630 million and $90 million, respectively.
2016 vs. 2015
For the year ended December 31, 2016, Adjusted EBITDA and FFO from the transport segment increased compared with the prior year as a result of higher revenues associated with increased tariffs in our South American rail and toll road businesses and the initial contribution from our Australian ports business acquired in 2016. These positive factors were partially offset by the impact of a tariff relief package extended to one of our rail clients in Australia, lower volumes at our Brazilian businesses and our European port operations, and foreign exchange movements.
For the year ended December 31, 2016, our rail business generated Adjusted EBITDA of $270 million and FFO of $206 million, compared to $292 million and $231 million, respectively, in 2015. Adjusted EBITDA and FFO decreased as the benefit from increased tariffs in South America was more than offset by lower agricultural volumes in Brazil, the impact of a tariff relief package extended to one of our clients in Australia and foreign exchange movements.
For the year ended December 31, 2016, our toll roads contributed Adjusted EBITDA of $239 million and FFO of $152 million, compared to $180 million and $111 million, respectively, in 2015. The Adjusted EBITDA and FFO benefited from an 11% increase in average tariffs, increased ownership in our Brazilian toll road business, strong traffic volumes on our Chilean toll roads and contributions from our investments in Peru and India. These positive results were partially offset by lower vehicle traffic in Brazil and foreign exchange movements.
For the year ended December 31, 2016, our port operations reported Adjusted EBITDA of $88 million and FFO of $65 million, compared to $83 million and $56 million, respectively, in 2015. Adjusted EBITDA and FFO increased versus the prior year due to the acquisition of our Australian ports business in August 2016 and contribution from new contracts signed at our U.K. port terminal, partially offset by lower volumes at our European port operations.

Brookfield Infrastructure 107

Energy Operations
Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Growth capital expenditures	$76	$67	$27
Adjusted EBITDA margin(1)	50%	56%	48%
Funds from operations (FFO)(2)	209	175	90
Maintenance capital expenditures	(70)	(61)	(45)
Adjusted funds from operations (AFFO)(2)	$139	$114	$45

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our energy segment’s proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Adjusted EBITDA(1)	$281	$276	$166
Funds from operations (FFO)(1)	209	175	90

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2017	2016	2015	2017	2016	2015
Energy Transmission & Storage	$228	$225	$118	$165	$131	$49
District Energy	53	51	48	44	44	41
Total	$281	$276	$166	$209	$175	$90

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

108 Brookfield Infrastructure

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Capital backlog, start of period	$147	$181	$73
Additional capital project mandates	61	37	151
Less: capital expenditures	(76)	(67)	(27)
Foreign exchange and other	11	(4)	(16)
Capital backlog, end of period	143	147	181
Construction work in progress	71	37	37
Total capital to be commissioned	$214	$184	$218
2017 vs. 2016
Adjusted EBITDA and FFO from the energy segment increased compared to the prior year due to higher revenues and costs associated with an increase in transportation volumes at our North American natural gas transmission operation and incremental contributions from new customers and tuck-in acquisitions completed at our North American district energy businesses.
For the year ended December 31, 2017, our energy transmission and storage operations generated Adjusted EBITDA of $228 million and FFO of $165 million, compared to $225 million and $131 million, respectively, in 2016. Adjusted EBITDA and FFO increased versus prior year as a result of higher transportation volumes at our North American natural gas transmission operation and the impact of de-leveraging activities.
For the year ended December 31, 2017, our district energy business contributed Adjusted EBITDA of $53 million and FFO of $44 million, compared to $51 million and $44 million, respectively, in 2016. Adjusted EBITDA and FFO increased versus the prior year as a result of the initial contribution from 11 new customers in North America and the contribution from tuck-in acquisitions completed in the U.S. and Canada in June 2017.
As of December 31, 2017, total capital to be commissioned was $214 million compared to $184 million as of December 31, 2016. Total capital to be commissioned increased as capital project mandates awarded were partially offset by capital expenditures made during the period. Capital to be commissioned includes approximately $145 million within our energy transmission and storage operations, and approximately $70 million in our district energy businesses.
2016 vs. 2015
For the year ended December 31, 2016, Adjusted EBITDA and FFO from the energy segment increased compared with the prior year. Revenues and costs increased due to our increased ownership, the impact of de-leveraging activities and higher transportation volumes, all at our North American natural gas transmission operation. Additionally, the current period benefited from the expansion of our North American gas storage operations and the contribution from new residential and commercial customer connections at our district energy operations.

Brookfield Infrastructure 109

For the year ended December 31, 2016, our energy transmission and storage operations generated Adjusted EBITDA of $225 million and FFO of $131 million, compared to $118 million and $49 million, respectively, in 2015. Adjusted EBITDA and FFO increased as a result of our increased ownership, the impact of de-leveraging activities and higher transportation volumes, all at our North American natural gas transmission operation. Results also benefited from the acquisition of a North American gas storage business completed in July 2016.
For the year ended December 31, 2016, our district energy business contributed Adjusted EBITDA of $51 million and FFO of $44 million, compared to $48 million and $41 million, respectively, in 2015. Adjusted EBITDA and FFO increased versus the prior year as a result of adding over 1,400 residential connections across the business and the contribution from a tuck-in acquisition completed in Houston during the second half of 2016.
Communications Infrastructure Operations
Results of Operations
The following table presents our proportionate share of the key metrics of our communications infrastructure segment:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Growth capital expenditures	$42	$29	$15
Adjusted EBITDA margin(1)	55%	56%	54%
Funds from operations (FFO)(2)	76	77	60
Maintenance capital expenditures	(11)	(9)	(6)
Adjusted funds from operations (AFFO)(2)	$65	$68	$54

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our communications infrastructure segment’s proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Adjusted EBITDA(1)	$90	$91	$66
Funds from operations (FFO)(1)	76	77	60

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2017 vs. 2016
For the year ended December 31, 2017, our communications infrastructure segment generated Adjusted EBITDA and FFO of $90 million and $76 million, respectively, versus $91 million and $77 million, respectively, in the prior year. Adjusted EBITDA and FFO were relatively in-line with the prior year as the benefits from inflation indexation and additions to existing tower infrastructure during the year were more than offset by the impact of foreign exchange.

110 Brookfield Infrastructure

As of December 31, 2017, total capital to be commissioned into rate base was $220 million compared to $40 million as of December 31, 2016. Total capital to be commissioned increased by $180 million primarily due to contracts secured for the deployment of fibre-to-the-home across north-east France.
2016 vs. 2015
For the year ended December 31, 2016, our communications infrastructure segment generated Adjusted EBITDA and FFO of $91 million and $77 million, respectively, versus $66 million and $60 million, respectively, in the prior year. Revenues and costs increased compared to the prior year due to the full year contribution of the business, which was acquired at the end of the first quarter of 2015, the benefit of new points of presence added in the second half of 2016 and inflationary revenue increases. FFO increased compared to the prior year as the above positive factors were partially offset by higher interest costs associated with the long-term financing put in place in the first half of 2016.
Corporate
The following table presents the components of Corporate, on a proportionate basis for the twelve months ended:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Adjusted EBITDA(1)	$(239)	$(166)	$(134)
Funds from operations (FFO)(1)	(257)	(130)	(127)

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2017 vs. 2016
For the year ended December 31, 2017, Adjusted EBITDA and FFO for our Corporate segment were losses of $239 million and $257 million, respectively, versus losses of $166 million and $130 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased compared to the prior year due to a higher base management fee, lower income from our financial asset portfolio and higher financing costs due to increased borrowings used to fund new investments.
General and administrative costs for the year ended December 31, 2017 were consistent with the comparative periods.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased from the prior year due to a higher market capitalization as a result of an increase in our unit price and the impact of capital raised in the last 12 months to fund new investments.
2016 vs. 2015
For the year ended December 31, 2016, our Corporate segment Adjusted EBITDA and FFO were losses of $166 million and $130 million, respectively, versus losses of $134 million and $127 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased compared to the prior year as a result of a higher base management fee and financing costs in the current year, partially offset by an increase in other income earned on higher yielding financial assets in 2016.
General and administrative costs for the year ended December 31, 2016 were consistent with the comparative period.

Brookfield Infrastructure 111

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance, and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

112 Brookfield Infrastructure

For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section on page 115 of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	Year ended December 31
Key Metrics	2017	2016	2015
Net income(1)	$125	$487	$301
Net (loss) income per limited partnership unit(2)	(0.04)	1.13	0.69
Funds from operations (FFO)(3)	1,170	944	808
Per unit FFO(4)	3.11	2.72	2.39
Adjusted funds from operations (AFFO)(5)	941	771	672
Return on invested capital(6)	13%	13%	13%
Adjusted EBITDA(7)	1,564	1,322	1,177
Adjusted earnings(8)	569	505	464
Adjusted earnings per unit(4)	1.51	1.45	1.38
Distributions per unit	1.74	1.55	1.41
Payout ratio(9)	68%	67%	68%

(1)	Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units and the general partner.

(2)	Average number of limited partnership units outstanding on a time weighted average basis for the year were 264.6 million (2016: 244.7 million, 2015: 238.9 million).

(3)
FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

(4)	Average units outstanding during the year of 376.8 million (2016: 347.2 million, 2015: 337.4 million).

(5)	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to AFFO.

(6)
Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2017 was $68 million (2016: $41 million, 2015: $41 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

(7)
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to Adjusted EBITDA.

(8)
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to Adjusted Earnings.

(9)	Payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.
For the year ended December 31, 2017, FFO totaled $1,170 million ($3.11 per unit) compared to FFO of $944 million ($2.72 per unit) in 2016 and FFO of $808 million ($2.39 per unit) in 2015. FFO increased by 14% and 14% on a per unit basis compared to 2016 and 2015, respectively, as a result of organic growth across most of our businesses and incremental earnings on capital that we deployed over the past two years, partially offset by the impact of foreign exchange. Distributions paid during 2017 represented a payout ratio of 68%, which is within our long-term target range of 60-70%.

Brookfield Infrastructure 113

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	Year ended December 31
Statement of Operating Results	2017	2016	2015
Net income (loss) by segment
Utilities	$313	$162	$210
Transport	139	206	135
Energy	32	90	—
Communications Infrastructure	11	27	15
Corporate	(370)	2	(59)
Net income	$125	$487	$301
Adjusted EBITDA by segment
Utilities	$738	$524	$524
Transport	694	597	555
Energy	281	276	166
Communications Infrastructure	90	91	66
Corporate	(239)	(166)	(134)
Adjusted EBITDA	$1,564	$1,322	$1,177
FFO by segment
Utilities	$610	$399	$387
Transport	532	423	398
Energy	209	175	90
Communications Infrastructure	76	77	60
Corporate	(257)	(130)	(127)
FFO	$1,170	$944	$808

	As of
US$ MILLIONS	December 31, 2017	December 31, 2016
Statement of Financial Position
Total assets by segment
Utilities	$6,542	$4,605
Transport	6,990	6,160
Energy	3,134	3,032
Communications Infrastructure	1,049	933
Corporate	(1,083)	(510)
Total assets	$16,632	$14,220
Net debt by segment
Utilities	$3,252	$2,798
Transport	2,874	2,611
Energy	1,328	1,468
Communications Infrastructure	435	392
Corporate	1,739	453
Net Debt	$9,628	$7,722
Partnership capital by segment
Utilities	$3,290	$1,807
Transport	4,116	3,549
Energy	1,806	1,564
Communications Infrastructure	614	541
Corporate	(2,822)	(963)
Partnership capital	$7,004	$6,498

114 Brookfield Infrastructure

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 11 of the partnership’s financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding the partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
See “Discussion of Segment Reconciling Items” beginning on page 128 for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.

Brookfield Infrastructure 115

Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
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

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
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
In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
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

116 Brookfield Infrastructure

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
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.

Brookfield Infrastructure 117

FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	Year ended December 31
US$ MILLIONS(1)	2017	2016	2015
Net income	$574	$528	$391
Add back or deduct the following:
Depreciation and amortization	671	447	375
Share of earnings from investments in associates and joint ventures(2)	(118)	(248)	(69)
FFO contribution from investments in associates and joint ventures(2)	584	454	341
Income tax expense (recovery)	173	15	(4)
Mark-to-market on hedging items and other	59	(248)	(137)
Other (expense) income	(61)	95	36
Consolidated funds from operations	1,882	1,043	933
FFO attributable to non-controlling interests(3)	(712)	(99)	(125)
FFO	1,170	944	808
Maintenance capital expenditures	(229)	(173)	(136)
AFFO	$941	$771	$672

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.

(2)
These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

(3)
By adjusting FFO attributable to non-controlling interests, the partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on page 115.

All reconciling amounts from net income to FFO presented above are taken directly from the Partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the Partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the Partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities as disclosed above; and are calculated by applying the same ownership percentages used in calculating the Partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.

118 Brookfield Infrastructure

The difference between net income and FFO is due to depreciation and amortization expenses of $671 million (2016: $447 million, 2015: $375 million), share of earnings from investments in associates and joint ventures of $118 million (2016: $248 million, 2015: $69 million), income tax expense of $173 million (2016: expense of $15 million, 2015: recovery of $4 million), losses on mark-to-market on hedging items and other of $59 million (2016: gains of $248 million, 2015: gains of $137 million) and other expense of $61 million (2016: income of $95 million, 2015: income of $36 million), less consolidated funds from operations attributable to non-controlling interests of $712 million (2016: $99 million, 2015: $125 million).
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $229 million (2016: $173 million, 2015: $136 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	Year ended December 31
US$ MILLIONS(1)	2017	2016	2015	2014	2013
Net income	$574	$528	$391	$229	$65
Add back or deduct the following:
Depreciation and amortization	671	447	375	380	329
Interest expense	428	392	367	362	362
Share of (earnings) losses from investments in associates and joint ventures(2)	(118)	(248)	(69)	(50)	217
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	763	660	498	472	442
Income tax expense (recovery)	173	15	(4)	79	2
Mark-to-market on hedging items and other	59	(248)	(137)	(37)	(82)
Consolidated Adjusted EBITDA	2,550	1,546	1,421	1,435	1,335
Adjusted EBITDA attributable to non-controlling interests(3)	(986)	(224)	(244)	(293)	(264)
Adjusted EBITDA attributable to discontinued operations	—	—	—	—	39
Adjusted EBITDA	$1,564	$1,322	$1,177	$1,142	$1,110

(1)
Please see Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.

(2)
These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

(3)
By adjusting Adjusted EBTIDA attributable to non-controlling interests, the partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on page 115.

Brookfield Infrastructure 119

All reconciling amounts presented above are taken directly from the Partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the Partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the Partnership’s consolidated financial statements; Adjusted EBITDA for these items is calculated on the same basis as consolidated entities as disclosed above; and are calculated by applying the same ownership percentages used in calculating the Partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
The difference between net income and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $671 million (2016: $447 million, 2015: $375 million, 2014: $380 million, 2013: $329 million), interest expense of $428 million (2016: $392 million, 2015: $367 million, 2014: $362 million, 2013: $362 million) and contributions from investments in associates of $763 million (2016: $660 million, 2015: $498 million, 2014: $472 million, 2013:$442 million), less consolidated Adjusted EBITDA attributable to non-controlling interests of $986 million (2016: $224 million, 2015: $244 million, 2014: $293 million, 2013: $264 million).
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	Year ended
US$ MILLIONS	2017	2016	2015	2014	2013
Net income (loss) attributable to partnership(1)	$125	$487	$301	$184	$(58)
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	352	300	248	205	160
Mark-to-market on hedging items	106	(17)	(63)	(39)	(7)
Gain on sale of subsidiaries or ownership changes and other	(14)	(265)	(22)	—	(37)
Adjusted earnings	$569	$505	$464	$350	$58

(1)	Net income attributable to partnership includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.
The difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $352 million (2016: $300 million, 2015: $248 million, 2014: $205 million, 2013: $160 million), mark-to-market losses on hedging items of $106 million (2016: gains of $17 million, 2015: gains of $63 million, 2014: gains of $39 million, 2013: gains of $7 million) and gains on the sale of subsidiaries or changes in ownership of $14 million (2016: $265 million, 2015: $22 million, 2014: $nil, 2013: $37 million).
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.

120 Brookfield Infrastructure

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2017	2016	2015	2014	2013
Net (loss) income per limited partnership unit(2)	$(0.04)	$1.13	$0.69	$0.45	$(0.29)
Add back or deduct the following:
Depreciation and amortization	1.92	1.75	1.50	1.53	1.29
Deferred income taxes	0.02	(0.01)	(0.16)	(0.01)	0.21
Mark-to-market on hedging items	0.29	(0.05)	(0.19)	(0.12)	(0.02)
Valuation losses (gains) and other	0.92	(0.10)	0.55	0.45	1.01
Per unit FFO(3)	$3.11	$2.72	$2.39	$2.30	$2.20

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.

(2)	During 2017, on average there were 264.6 million limited partnership units outstanding (2016: 244.7 million, 2015: 238.9 million, 2014: 225.4 million, 2013: 221.7 million).

(3)	During 2017, on average there were 376.8 million units outstanding (2016: 347.2 million, 2015: 337.4 million, 2014: 315.1 million, 2013: 310.0 million).
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2017	2016	2015	2014	2013
Net (loss) income per limited partnership unit(1)	$(0.04)	$1.13	$0.69	$0.45	$(0.29)
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.93	0.86	0.74	0.65	0.52
Mark-to-market on hedging items	0.29	(0.05)	(0.18)	(0.13)	(0.02)
Gains on sale of subsidiaries or ownership changes and other	0.33	(0.49)	0.13	0.14	(0.02)
Adjusted earnings per unit(2)	$1.51	$1.45	$1.38	$1.11	$0.19

(1)	During 2017, on average there were 264.6 million limited partnership units outstanding (2016: 244.7 million, 2015: 238.9 million, 2014: 225.4 million, 2013: 221.7 million).

(2)	During 2017, on average there were 376.8 million units outstanding (2016: 347.2 million, 2015: 337.4 million, 2014: 315.1 million, 2013: 310.0 million).

Brookfield Infrastructure 121

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	Year ended December 31
US$ MILLIONS	2017	2016	2015	2014	2013
Partnership capital	$13,474	$9,644	$7,176	$6,322	$6,605
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(5,875)	(2,771)	(1,608)	(1,444)	(1,419)
Deficit	1,366	697	804	570	306
Accumulated other comprehensive income	(1,257)	(1,074)	(813)	(943)	(989)
Ownership changes	(109)	(109)	(107)	(107)	(107)
Invested Capital	$7,599	$6,387	$5,452	$4,398	$4,396
Invested capital has increased as a result of the issuance of $220 million of Series 7 preferred units in January 2017, and $992 million related to units issued in the September 2017 equity issuance and under our partnership’s distribution reinvestment plan.
The following table presents the change in Invested Capital during the year ended December 31:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Opening balance	$6,387	$5,452	$4,398
Issuance of preferred units	220	186	189
Issuance of limited partnership units and redeemable partnership units	992	749	865
Ending balance, December 31	$7,599	$6,387	$5,452
Weighted Average Invested Capital	$6,885	$5,592	$5,058
AFFO is defined as FFO (defined in Item 5, Operating and Financial Review and Prospects) less maintenance capital expenditures. AFFO for the year ended December 31, 2017 was $941 million (2016: $771 million, 2015: $672 million). Estimated1 returns of capital for the twelve-month period ended December 31, 2017 was $68 million (2016: $41 million, 2015: $41 million).
Our partnership has met its investment return objectives with return on Invested Capital of 13% for the year ended December 31, 2017 (2016: 13%).

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.

122 Brookfield Infrastructure

OTHER RELEVANT MEASURES
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of December 31, 2017, 2016 and 2015:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Partnership units outstanding, end of period(1),(2)	394.0	369.5	345.1
Price(3)	$44.9185	$33.4719	$25.2876
Market capitalization	17,698	12,368	8,727
Preferred units(4)	595	375	189
Proportionate net debt(5)	9,628	7,722	8,054
Enterprise value	$27,921	$20,465	$16,970

(1)	Adjusted for 3-for-2 unit split effective September 14, 2016.

(2)	Includes limited partner, general partner and redeemable partnership units held by Brookfield.

(3)
Market value of our partnership is calculated based on the price per unit referencing the volume weighted average of the trading price of our units on the New York Stock Exchange for the last five trading days of a period.

(4)	Preferred units on Brookfield Infrastructure’s Consolidated Statement of Financial Position.

(5)
Proportionate net debt is a non-IFRS measure. Please see Item 5.B “Liquidity and Capital Resources” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statement of Financial Position.

Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations in each segment accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Infrastructure 123

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 128 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other (expense) income	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	124	(82)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(471)	(471)
Net income (loss) attributable to partnership(2)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125

124 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	$684	$1,247	$496	$163	$—	$2,590	$(1,311)	$836	$2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)
Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)
FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	149	147	(131)	117	133
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(54)	(54)
Net income (loss) attributable to partnership(2)	$162	$206	$90	$27	$2	$487	$—	$—	$487

Brookfield Infrastructure 125

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	$698	$1,143	$349	$123	$—	$2,313	$(1,044)	$586	$1,855
Costs attributed to revenues	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)
Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)
FFO	387	398	90	60	(127)	808	(341)	125
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items and other	(16)	(67)	(14)	(13)	56	(54)	67	66	79
Share of earnings from associates	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(90)	(90)
Net income (loss) attributable to partnership(2)	$210	$135	$—	$15	$(59)	$301	$—	$—	$301

(1)
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles our proportionate results to our consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(2)
Net income (loss) attributable to our partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

126 Brookfield Infrastructure

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$6,542	$6,990	$3,134	$1,049	$(1,083)	$16,632	$(3,134)	$11,668	$4,311	$29,477

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

(1)
The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. The above table reconciles our proportionate assets to total assets presented on our consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Brookfield Infrastructure 127

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

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(120)	$(357)	$(194)	$(91)	$(1)	$(763)
Attribution to non-controlling interest	732	157	118	—	(21)	986
Adjusted EBITDA	612	(200)	(76)	(91)	(22)	223
Adjustments to items comprising FFO(2)
Contributions from investments in associates	31	67	65	15	1	179
Attribution to non-controlling interest	(134)	(67)	(54)	(3)	(16)	(274)
FFO	509	(200)	(65)	(79)	(37)	128
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	89	290	129	76	—	584
Attribution to non-controlling interest	(598)	(90)	(64)	3	37	(712)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(117)	$(267)	$(185)	$(91)	$—	$(660)
Attribution to non-controlling interest	149	109	88	—	(122)	224
Adjusted EBITDA	32	(158)	(97)	(91)	(122)	(436)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	27	77	88	14	—	206
Attribution to non-controlling interest	(50)	(42)	(22)	—	(11)	(125)
FFO	9	(123)	(31)	(77)	(133)	(355)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	190	97	77	—	454
Attribution to non-controlling interest	(99)	(67)	(66)	—	133	(99)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

128 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(115)	$(224)	$(93)	$(66)	$—	$(498)
Attribution to non-controlling interest	162	63	51	—	(32)	244
Adjusted EBITDA	47	(161)	(42)	(66)	(32)	(254)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	25	62	63	7	—	157
Attribution to non-controlling interest	(56)	(32)	(22)	—	(9)	(119)
FFO	16	(131)	(1)	(59)	(41)	(216)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	162	30	59	—	341
Attribution to non-controlling interest	(106)	(31)	(29)	—	41	(125)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs.

(2)	Other income, interest expense and current income taxes.

(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.
2017 vs. 2016
Contributions from investments in associates and joint ventures decreased compared to 2016 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the increased investment in our Brazilian toll road operation and our North American natural gas transmission operation were more than offset by the impact of foreign exchange associated with the depreciation of the Chilean peso and non-recurring gains recorded within our transport and energy operations in the prior year.
Attribution to non-controlling interest increased compared to 2016 primarily due to the acquisitions completed during the year.
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
Attribution to non-controlling interest decreased compared to 2015 as Australian dollar, British pound and euro depreciated against the U.S. dollar relative to the prior year.

Brookfield Infrastructure 129

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2017 and 2016.
Our group-wide liquidity at December 31, 2017 was $2,865 million and was comprised of the following:

	As of
US$ MILLIONS	December 31, 2017	December 31, 2016
Corporate cash and cash equivalents	$205	$549
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(789)	—
Commitments under corporate credit facility	(47)	(46)
Proportionate cash retained in businesses	392	283
Proportionate availability under subsidiary credit facilities	629	634
Group-wide liquidity	$2,865	$3,895
At December 31, 2017, we believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the year with group-wide liquidity of approximately $2,865 million, a decrease from $3,895 million at December 31, 2016 primarily as a result of funds deployed for acquisitions and growth capital expenditures offset by capital raised during the year. At the corporate level, we ended the year with $1,844 million of liquidity, a decrease of $1,134 million compared to the prior year.

130 Brookfield Infrastructure

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of December 31, 2017, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2018	2019	2020	2021	2022	Beyond	Total
Recourse borrowings
Corporate borrowings	4	$99	$—	$298	$—	$990	$557	$1,944
Total recourse borrowings	4	99	—	298	—	990	557	1,944
Non-recourse borrowings(1)
Utilities
Regulated Distribution	4	—	62	165	321	111	407	1,066
Regulated Transmission	10	—	—	1	1	222	1,204	1,428
Regulated Terminal	11	62	7	11	6	6	745	837
	8	62	69	177	328	339	2,356	3,331
Transport
Rail	6	17	23	112	122	182	656	1,112
Toll Roads	9	176	158	88	195	228	624	1,469
Ports	3	52	111	237	62	12	59	533
	7	245	292	437	379	422	1,339	3,114
Energy
Energy Transmission & Storage	9	77	86	7	—	350	579	1,099
District Energy	12	2	2	46	3	3	214	270
	9	79	88	53	3	353	793	1,369
Communications Infrastructure
Telecommunications Infrastructure	6	—	—	112	—	152	203	467
	6	—	—	112	—	152	203	467
Total non-recourse borrowings(1)	8	386	449	779	710	1,266	4,691	8,281
Total borrowings(2)	7	$485	$449	$1,077	$710	$2,256	$5,248	$10,225
Cash retained in businesses
Utilities								$79
Transport								240
Energy								41
Communications Infrastructure								32
Corporate								205
Total cash retained								$597
Net debt
Utilities								$3,252
Transport								2,874
Energy								1,328
Communications Infrastructure								435
Corporate								1,739
Total net debt								$9,628
Total net debt		5%	4%	11%	7%	22%	51%	100%

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
As of December 31, 2017, approximately 16% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 15% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 14% of our total borrowings, inclusive of the impact of interest rate swaps.

Brookfield Infrastructure 131

Our debt has an average term of 7 years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2017 was 56%. The weighted average cash interest rate is 4.6% for the overall business (December 31, 2016: 5.3%), in which our utilities, transport, energy, communications infrastructure and corporate segments were 3.9%, 6.5%, 5.2%, 2.6%, and 3.5%, respectively (December 31, 2016: 4.0%, 7.4%, 7.0%, 2.6% and 3.4%, respectively).
Proportionate debt, a Non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of December 31
US$ MILLIONS	2017	2016
Consolidated debt	$10,164	$8,236
Add: proportionate share of debt of investments in associates:
Utilities	837	727
Transport	1,291	1,083
Energy	929	1,146
Communications Infrastructure	467	410
Less: borrowings attributable to non-controlling interest	(3,028)	(2,619)
Premium on debt and cross currency swaps	(435)	(429)
Proportionate debt	$10,225	$8,554
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient
The following table presents our hedged position in foreign currencies as of December 31, 2017:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR
Equity Investment—US$	$355	$1,512	$1,158	$3,336	$79	$(497)	$836	$66	$121	$38
FX contracts—US$	3,665	(1,512)	(1,158)	—	—	(159)	(836)	—	—	—
Net unhedged—US$	$4,020	$—	$—	$3,336	$79	$(656)	$—	$66	$121	$38
% of equity investment hedged	N/A	100%	100%	—%	—%	N/A	100%	—%	—%	—%
At December 31, 2017, we had hedges in place to convert a total of 57% of our net equity investment to U.S. dollars. For the 12 months ended December 31, 2017, we recorded losses in other comprehensive income of $266 million related to these contracts (2016: gains of $169 million).
For additional information, see Note 6, “Fair Value of Financial Instruments”, Note 33, “Derivative Financial Instruments” and Note 34, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.

132 Brookfield Infrastructure

OTHER MARKET RISKS
Inflation Risk
Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, our Chilean electricity transmission operations and a portion of our toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. However, we believe this is offset by the nature of our revenues which are in large part indexed to Chilean inflation.
Commodity Risk
Some of our operations are critically linked to the transport or production of key commodities. For example, in the long-term, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore exports and our North American natural gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavour to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are not always able to be achieved, and in any event, the contract terms are finite and may include suspension or termination rights in favour of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. See Item 4.B “Business Overview” for more information.
Revenues from our South American regulated transmission operation are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. See Item 4.B “Business Overview”. Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals will impact our revenues.
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the Partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the Partnership has a $1.975 billion committed revolving credit facility available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facility is intended, and has historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Infrastructure 133

The following table reconciles changes in our proportionate cash for the year:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Funds from operations (FFO)	$1,170	$944	$808
Maintenance capital	(229)	(173)	(136)
Funds available for distribution (AFFO)	941	771	672
Distributions paid	(794)	(628)	(546)
Funds available for reinvestment	147	143	126
Growth capital expenditures	(893)	(843)	(597)
Debt funding of growth capex	473	460	364
Non-recourse debt (repayments) issuances	(118)	33	(243)
New investments, net of disposals	(1,902)	(159)	(1,645)
Draws (repayments) on corporate credit facility	789	(407)	161
Partnership unit issuances	992	749	865
Proceeds from debt issuances	129	—	738
Proceeds from preferred unit issuances	220	186	189
Changes in working capital and other	(72)	127	(112)
Change in proportionate cash	(235)	289	(154)
Opening, proportionate cash	832	543	697
Closing, proportionate cash	$597	$832	$543
We present cash flows generated by our businesses on a proportionate basis as over 40% of our FFO is generated by investments that are not consolidated in our financial statements. The Partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the Partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the Partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.

134 Brookfield Infrastructure

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO for the last three years:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Cash from operating activities	$1,481	$753	$632
Add: FFO from associates and joint ventures	584	454	341
Remove:
Distributions received from associates and joint ventures	(66)	(46)	(87)
Cash from operating activities attributable to non-controlling interests(1)	(840)	(231)	(149)
	1,159	930	737
Less: Maintenance capital expenditures	(229)	(173)	(136)
Changes in working capital and other items	11	14	71
AFFO(2)	$941	$771	$672

(1)
By removing cash from operating activities attributable to non-controlling interests, the partnership is able to present AFFO attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on page 115.

(2)
The most-closely related IFRS measure to AFFO is net income. However, occasionally we believe an alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section on page 115 for a reconciliation of AFFO to net income.

From a treasury management perspective, the Partnership manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
The following table summarizes the sources of capital used to fund the Partnership’s acquisitions and growth capital expenditures during the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Capital deployed in new investments	$1,902	$1,476	$1,673
Growth capital expenditures (net of non-recourse debt financing)	420	383	233
	2,322	1,859	1,906
Total capital market activity
Equity issuance	992	749	865
Preferred units issuance	220	186	189
Corporate debt issuance	129	—	738
	1,341	935	1,792
Proceeds from asset sales	—	1,317	28
	1,341	2,252	1,820
Net funding from retained cash flows and credit facility draws	$981	$(393)	$86

Brookfield Infrastructure 135

Over the last three years, our Partnership has deployed over $6.1 billion in acquisitions and organic growth initiatives of which $5.4 billion has been funded through capital market issuances and proceeds from capital recycling and the remaining $0.7 billion predominantly through operating cash flows retained in the business in addition to draws on our corporate revolving credit facility. Over the last three years, the Partnership has generated and retained $0.4 billion of operating cash flows which represented approximately 15% of our funds from operations generated during the same period.
DISTRIBUTION POLICY
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The Partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The Partnership has set its target payout ratio target at 60-70% of funds from operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
The following table presents the Partnership’s payout ratios over the past three years:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Funds from operations (FFO)	$1,170	$944	$808
Adjusted funds from operations (AFFO)	941	771	672
Distributions (Limited partner, preferred and incentive distributions)	794	628	546
FFO payout ratio	68%	67%	68%
AFFO payout ratio	84%	81%	81%
The Partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year giving consideration to the following:

•	The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on the Partnership’s share of funds from operations generated by our assets

•	The Partnership’s group-wide liquidity and its ability to fund committed capital investments
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our Partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our Partnership reviews all capital expenditures and classifies them in one of the two following categories:

i)
Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our Partnerships’ returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and communication infrastructure operations;

ii)	Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld

136 Brookfield Infrastructure

We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our Partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our Partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’s maintenance capital approach that is agreed upon with the Partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to the Partnership’s corporate asset management teams that are responsible for overseeing the Partnership’s operations, and have ample experience in managing utility, transport, energy and communications infrastructure assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the Partnership’s senior executive team. Once approved, these maintenance plans are executed on in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our Partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged a Big 4 accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities around our process for compiling the annual sustaining maintenance capital expenditure ranges by segment.
In 2017, reviews were completed at a number of operations that together make up approximately 60% of our Partnership’s FFO. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next year, the Partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.

Brookfield Infrastructure 137

The following table presents the components of growth capital expenditures by operating segment:

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Growth capital expenditures by segment
Utilities	$449	$428	$258
Transport	326	319	297
Energy	76	67	27
Communications Infrastructure	42	29	15
	$893	$843	$597
Growth capital expenditures for the year ended December 31, 2017 were $893 million, an increase of $50 million or 6% versus 2016. The increase in growth capital expenditures is associated with higher connections activity and the investment in a smart meter program at our U.K. regulated distribution business, increased ownership in our South American toll road business, and capital deployed to expand our North American natural gas transmission network. These balances reflect an appreciation in most foreign currencies versus the U.S. dollar.
The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		Year ended December 31
US$ MILLIONS	Low	High	2017	2016	2015
Maintenance capital expenditures by segment
Utilities	$15	$20	$15	$15	$13
Transport	125	135	133	88	72
Energy	60	70	70	61	45
Communications Infrastructure	10	15	11	9	6
	$210	$240	$229	$173	$136
Maintenance capital expenditures for the year ended December 31, 2017 were $229 million, an increase of $56 million relative to the prior year. The increase in maintenance capital expenditures is associated with spending at new investments acquired during the year, an increased ownership interest in our Brazilian toll road operation and the impact of an appreciation in most foreign currencies versus the U.S. dollar. Our Partnership estimates that annual sustaining maintenance capital for our current business is in the range of $210-$240 million. Our Partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2017, 2016, and 2015.

US$ MILLIONS Summary Statements of Operating Results	Year ended December 31
	2017	2016	2015
Cash from operating activities	$1,481	$753	$632
Cash used by investing activities	(5,721)	(1,058)	(2,346)
Cash from financing activities	3,814	899	1,764

138 Brookfield Infrastructure

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Cash from operating activities
Cash from operating activities totaled $1.5 billion in 2017, an increase of $0.7 billion from 2016. The increase is primarily due to acquisitions completed during the year which contributed $0.8 billion of additional operating cash flows, and organic growth from our existing operations which provided a further $0.1 billion. These increases were partially offset by non-recurring gains recognized in the prior period within our transport segment of $0.2 billion.
Cash used by investing activities
Cash used by investing activities increased by $4.7 billion to $5.7 billion in 2017. Of the increase, $3.8 billion relates to incremental capital deployed in acquisitions, most notably the acquisition of our Brazilian regulated gas transmission operation. Additionally, there was a decrease in proceeds from the sale of financial assets of $0.6 billion and additional cash used to fund hedge settlements of $0.3 billion.
Cash from financing activities
Our partnership generated $3.8 billion of cash flows from financing activities during 2017, as compared to $0.9 billion in 2016. The increase was due to $1.4 billion of additional capital provided by non-controlling interests and $1.7 billion in incremental corporate issuances completed in 2017. These increases were partially offset by $0.2 billion of additional distributions paid to unitholders.
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.2% managing general partner interest. As of December 31, 2017, Brookfield holds a 29.4% interest in the Holding LP through Redeemable Partnership Units and an additional 0.4% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2017, Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.6% if Brookfield fully exercised its redemption right and our partnership fully exercised its right of first refusal.

Brookfield Infrastructure 139

Brookfield’s 0.4% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2017, the Holding LP paid incentive distributions of $113 million (2016: $80 million, 2015: $64 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
On November 7, 2017, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units (other than Series 9 Preferred Units). Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 13,823,709 units, and up to 10% of the public float of each series of the Class A Preferred Units (other than Series 9 Preferred Units) that were issued and outstanding. Repurchases were authorized to commence on November 10, 2017 and will terminate on November 9, 2018, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled.
In September 2017, we issued approximately 16.6 million units at $42 per unit in public offerings in the U.S. and Canada. In total, $700 million of gross proceeds were raised through the issuance and $28 million in equity issuance costs were incurred. Concurrently, we issued 7.4 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield in a private placement for additional proceeds of $300 million. After giving effect to the public offering and concurrent private placement to Brookfield, our partnership’s ownership interest in the Holding LP decreased slightly without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $6 million that was recognized directly in equity.
On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 494,855 units (2016: 791,183 units).

140 Brookfield Infrastructure

The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2017	December 31, 2016
Redeemable Partnership Units, held by Brookfield	115,824,992	108,401,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	276,572,900	259,450,045
Total	393,998,302	369,452,447
During 2017 and 2016, our outstanding issued Redeemable Partnership Units changed as follows:

	2017		2016
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,778	108,401,992	$1,528	100,262,992
Units issued	300	7,423,000	250	8,139,000
Outstanding at end of year	$2,078	115,824,992	$1,778	108,401,992
During 2017 and 2016, our outstanding issued Special General Partner Units changed as follows:

	2017		2016
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410
Outstanding at end of year	$19	1,600,410	$19	1,600,410
During 2017 and 2016, our outstanding issued Managing General Partner Units changed as follows:

	2017		2016
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$4,215	259,450,045	$3,716	243,247,458
Units issued	692	17,122,855	505	16,418,289
Units purchased and cancelled	—	—	(6)	(215,702)
Outstanding at end of year	$4,907	276,572,900	$4,215	259,450,045
The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2017	December 31, 2016
Holding LP Series 1 Preferred Units	5,000,000	5,000,000
Holding LP Series 3 Preferred Units	5,000,000	5,000,000
Holding LP Series 5 Preferred Units	10,000,000	10,000,000
Holding LP Series 7 Preferred Units	12,000,000	—
Total	32,000,000	20,000,000
Our preferred units were not affected by the Unit Split.

Brookfield Infrastructure 141

During 2017 and 2016, our outstanding issued Preferred Units changed as follows:

	2017		2016
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$375	20,000,000	$189	10,000,000
Units issued	220	12,000,000	186	10,000,000
Outstanding at end of year	$595	32,000,000	$375	20,000,000
In January 2017, our Limited Partnership Agreement was amended to create the Series 7 Preferred Units and Series 8 Preferred Units. The limited partnership agreement of the Holding LP was also amended in January 2017 to create the Holding LP Series 7 Preferred Units and Holding LP Series 8 Preferred Units with terms substantially mirroring the Series 7 Preferred Units and Series 8 Preferred Units, respectively. Our Partnership issued 12 million Series 7 Preferred Units at an offering price of C$25 per Series 7 Preferred Unit under its shelf registration in Canada and acquired 12 million Holding LP Series 8 Preferred Units at the offering price.
Subsequent to year end, on January 23, 2018, our partnership issued 8 million Series 9 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. In total, C$200 million or $161 million of gross proceeds were raised, $4 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.
5.C    RESEARCH AND DEVELOPMENT
Not applicable.
5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. In addition, we have a substantial capital backlog to be commissioned in the next two to three years and we believe that notwithstanding increasing political uncertainty, most of our markets have favourable outlooks, which we believe provides an opportunity for increased organic growth in cash flows. Our beliefs as to the opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in or cash flows, or capital deployed for acquisitions or organic growth. See page 4, “Forward-Looking Statements”.
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
Given the small amount of new infrastructure development that occurred over the last decade compared to the infrastructure requirements of the regions in which we operate, we see an opportunity to deploy significant capital in the near term in response to demand we are seeing in our major markets. Specifically, we plan to commission over $650 million of our capital backlog over the next 12-18 months and continue the build-out of our gas and electricity transmission businesses in Brazil.

142 Brookfield Infrastructure

To fund future growth, we will also be focused on executing the next phase of our capital recycling program. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to generate between $1.5 billion and $2.0 billion over the next few years.
Below are trends that we anticipate will generate meaningful investment opportunities for our business:

•
Data infrastructure - Data is the fastest growing commodity in the world, with global usage expected to grow exponentially for the foreseeable future. This growth is driving the need for massive investment in the networks that transmit and store data. We have already begun making investments in data highways, namely fibre-to-the-home networks, and telecom towers, and are pursuing additional opportunities in the sector.

•
Municipal infrastructure - Trillions of dollars have been committed globally to building ‘smart cities’. These are communities that are more connected, efficient and environmentally friendly - a top priority for many major municipal governments. With the number of people living in urban areas anticipated to increase from 55% to 70% by 2020, solutions for reducing pollution and congestion are of critical importance. We believe the largest opportunities are within our district energy business, where we already have operations in 11 North American cities, and energy-efficient systems such as smart meters, an area where we have already begun deploying capital in the U.K.

•
Water infrastructure - The spending gap for capital needed to support critical and aging water infrastructure is predicted to grow to approximately $7 trillion globally by 2050. We see several opportunities to invest in water supply (desalination plants), water recycling (greywater and purification facilities), and transportation systems for uses such as irrigation.

•
Investment in Asia - This is the world’s largest and fastest-growing market, with current GDP growth of 5.7%. The need for capital to fund the buildout and maintenance of critical infrastructure exists across all sectors where we invest. We plan to leverage Brookfield’s established presence in Asia and expect to make this region a larger part of our capital allocation in the future.

The current outlook for Brookfield Infrastructure is favourable. We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
Our primary focus for the upcoming year is to advance our pipeline of communication infrastructure and energy transactions that are well progressed. We also remain focused on the integration plans at our Brazilian regulated gas transmission business and executing on our organic capital project initiatives.
5.E    OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2017, letters of credit issued by our subsidiaries amounted to $106 million (December 31, 2016: $46 million). Subsequent to December 31, 2017 we cancelled letters of credit issued by our subsidiaries which amounted to $59 million.

Brookfield Infrastructure 143

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
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2017:

December 31, 2017 US$ MILLIONS	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$646	$45	$59	$293	$1,043
Corporate borrowing	99	—	1,445	557	2,101
Non-Recourse borrowing	372	571	2,043	5,101	8,087
Financial liabilities	237	58	930	88	1,313

Interest Expense:
Corporate borrowing	49	47	106	25	227
Non-Recourse borrowing	381	348	864	1,343	2,936
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $256 million per year based on our market capitalization and unit price as at December 31, 2017.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
5.G    SAFE HARBOUR
See “Forward-Looking Statements” in the forepart of this Form 20-F.
ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT
6.A    DIRECTORS AND SENIOR MANAGEMENT
Board of Directors of our General Partner
As required by law, our limited partnership agreement provides for the management and control of our partnership by a general partner rather than a board of directors and officers. Our General Partner serves as our partnership’s general partner and has a board of directors. Our General Partner has sole responsibility and authority for the central management and control of our partnership, which is exercised through its board of directors in Bermuda.

144 Brookfield Infrastructure

The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell(3) Saint John, Canada	71	Chair	Director
Jeffrey Blidner Toronto, Canada	69	Director	Senior Managing Partner of Brookfield Asset Management
William Cox Pembroke, Bermuda	55	Director	Business Executive
John Fees Lynchburg, Virginia	60	Director	Executive Chairman of BWXT
Arthur Jacobson, Jr.(2) Malibu, California	55	Director	Director
John Mullen Melbourne, Australia	62	Director	Director, Chairman of Telstra Corporation Limited
Anne Schaumburg(3) Short Hills, New Jersey	68	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	68	Director	Chief Financial Officer, Anglesey Mining PLC, a mining company

(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)	Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)	Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is our audit committee financial expert.
In 2017, two of our directors, David Hamill and Rafael Miranda, stepped down as directors.
Set forth below is biographical information for our General Partner’s current directors.
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
Jeffrey Blidner.   Jeffrey is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Jeffrey is Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of Brookfield Renewable Partners and Chairman of Brookfield Business Partners. He also serves as a Director of Brookfield Asset Management, Brookfield Infrastructure Partners and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

Brookfield Infrastructure 145

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
John Fees.   John joined as a director of our General Partner on April 22, 2013. He is the Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 38 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh
Arthur Jacobson, Jr.   Arthur has served as a director of our General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was a partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.
John Mullen.   John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group - two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005.  He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the UK, is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
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

146 Brookfield Infrastructure

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
Additional Information About Directors and Officers
Until February 2011, CEO of the Service Provider, Mr. Sam Pollock was a director of Fraser Papers Inc. (“Fraser Papers”) an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act (“CCAA”) in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers’ creditors, which was completed in May 2011.
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
Our Management
Our General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 70,000 operating employees and over 700 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Jeffrey Blidner	69	41	17	Senior Managing Partner
Sam Pollock	51	28	23	Chief Executive Officer
Bahir Manios	39	16	13	Chief Financial Officer

Brookfield Infrastructure 147

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, energy and communications infrastructure operations. Set forth below is biographical information for Messrs. Pollock and Manios, however, for biographical information regarding Mr. Blidner see Item 6.A “Directors and Senior Management—Board of Directors of our General Partner”:
Sam Pollock.   Sam is a Senior Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Provider. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Asset Management’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
Bahir Manios.   Bahir is a Managing Partner of Brookfield Asset Management and the Chief Financial Officer of the Service Provider, where he has overall responsibility for corporate finance, reporting, tax, treasury and investor relations activities. Bahir joined Brookfield in 2004 and began his career at one of the big-four accounting firms, where he worked in the assurance and business advisory practice. A graduate of the School of Business and Economics at Wilfrid Laurier University, he is a member of the Canadian Institute of Chartered Accountants.
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
The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and is available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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

148 Brookfield Infrastructure

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

Brookfield Infrastructure 149

•	providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.
Notwithstanding the foregoing all investment advisory services (as defined in the Master Services Agreement) must be provided solely to the Holding LP.
The Service Provider’s activities are subject to the supervision of the board of directors or equivalent governing body of our General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
The table below sets forth the management fees for the years ended December 31, 2017, 2016 and 2015, respectively.

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Base management fee	$230	$158	$126
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

150 Brookfield Infrastructure

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
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from our General Partner to the Service Provider if any of the following occurs:

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

Brookfield Infrastructure 151

The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield experiences a change of control. Our General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our General Partner’s independent directors.
Our Master Services Agreement expressly provides that the agreement may not be terminated by our General Partner due solely to the poor performance or the underperformance of any of our operations.
The Service Provider may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to our General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.
If the Master Services Agreement is terminated, the Licensing Agreements, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield.”
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

152 Brookfield Infrastructure

6.B    COMPENSATION
Compensation
During the year ended December 31, 2017, our General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2017 paid the chairperson of the board of directors $150,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2017 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson’s total remuneration for the 2017 fiscal year $120,000.
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
Pursuant to the Master Service Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A “Directors and Senior Management—Our Management,” are not compensated by our partnership or our General Partner. Instead, they will continue to be compensated by Brookfield.
6.C    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our General Partner’s Bye-laws. Our General Partner’s board of directors is responsible for exercising the management, control, power and authority of the General Partner except as required by applicable law or the Bye-laws of the General Partner. The following is a summary of certain provisions of those Bye-laws that affect our partnership’s governance.
Size, Independence and Composition of the Board of Directors
Our General Partner’s board of directors is currently set at eight directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our General Partner’s shareholders and subject to its Bye-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.
If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, our General Partner’s Bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Brookfield Infrastructure 153

Election and Removal of Directors
Our General Partner’s board of directors was appointed by its shareholders and each of its current directors will serve until the close of the next annual meeting of shareholders of our General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.
Action by the Board of Directors
Our General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our General Partners’ board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.
Transactions Requiring Approval by Independent Directors
Our General Partner’s independent directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	the dissolution of our partnership;

•	any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement;

•
any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;

•	acquisitions by us from, and dispositions by us to, Brookfield;

•
determinations regarding the payment of fees under the Master Services Agreement in units of our partnership or the Holding LP or the deferral of incentive distributions under the Holding LP’s limited partnership agreement;

•	approval of the protocol governing the allocation of employees between our partnership and the Service Provider;

•	any other material transaction involving us and Brookfield; and

•	termination of, or any determinations regarding indemnification under, the Master Services Agreement.

154 Brookfield Infrastructure

Our conflicts protocol requires certain transactions including those described above to be approved by a majority of our General Partner’s independent directors. Pursuant to our conflicts protocol, independent directors may grant approvals for any such transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
Transactions in which a Director has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our General Partner, our partnership or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our General Partner and our partnership at the time it is approved.
Transactions Requiring Unitholder Approval
Unitholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchanges rules. See Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement”.
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
Audit Committee
Our General Partner’s board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. Not more than 50% of the audit committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). The audit committee is responsible for assisting and advising our General Partner’s board of directors with matters relating to:

•	our accounting and financial reporting processes;

Brookfield Infrastructure 155

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements; and

•	the qualifications, performance and independence of our independent accountants.
The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda. See also Item 6.A “Directors and Senior Management”.
Nominating and Governance Committee
Our General Partner’s board of directors is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of independent directors and not more than 50% of the nominating and corporate governance committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).
The nominating and governance committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, Hamilton HM 12, Bermuda.

156 Brookfield Infrastructure

Indemnification and Limitations on Liability
Our Limited Partnership Agreement
Bermuda law permits the partnership agreement of a limited partnership, such as our partnership, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy, such as in instances of fraud, dishonesty and bad faith, or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda law also permits a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our Limited Partnership Agreement.
Our General Partner’s Bye-laws
Bermuda law permits the Bye-laws of an exempted company limited by shares, such as our General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy, such as in instances of fraud, dishonesty and bad faith, or to the extent that Bermuda law prohibits indemnification against personal liability that may be imposed under specific provisions of Bermuda law. Bermuda company law also permits an exempted company limited by shares to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.
Under our General Partner’s Bye-laws, our General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a governing body of the Holding LP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our General Partner’s Bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. Our General Partner’s Bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Insurance
Our partnership has the benefit of insurance coverage under which the directors of our General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our General Partner, including certain liabilities under securities laws.

Brookfield Infrastructure 157

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
6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner own less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”

158 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2017.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3)	116,074,637	(3)	29.6%	(3)
Partners Limited(4)	119,440,712	(4)	30.4%	(4)
Bank of Montreal(5)	14,668,348	(5)	5.3%	(5)

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

(2)	Except as set forth in footnotes(3) and (4) below, the percentages shown are based on 276,572,900 units outstanding as of December 31, 2017.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 116,074,637 of our units that it holds through wholly-owned subsidiaries, constituting approximately 29.6% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management.

(4)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 119,440,712 of our units, constituting approximately 30.4% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” This amount includes 3,327,972 of our units beneficially held by Partners Value Investments LP and all of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 38,102 of our units with respect to which it has sole voting and investment power.

(5)	Based on a Schedule 13G filed by Bank of Montreal on February 14, 2018.
Our major unitholders have the same voting rights as all other holders of our units.
As of December 31, 2017, 134,174.0905 of our outstanding units were held by 838 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2017, DTC was the holder of record of 104,394,416 units.
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
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management” and Item 7.A “Major Shareholders.”

Brookfield Infrastructure 159

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

160 Brookfield Infrastructure

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
Voting Agreements
Our partnership has entered into voting agreements (“Voting Agreements”) with Brookfield that permit our partnership (or our partnership’s designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain of our operations managed or controlled by Brookfield-related entities.

Brookfield Infrastructure 161

Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreements will be voted in favour of the election of directors or officers (or their equivalent, if any) approved by our partnership (or our partnership’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of our partnership (or our partnership’s designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, our partnership or our partnership’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our partnership or our partnership’s designated affiliates, as applicable, in their discretion.
Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that our General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that our partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, (iv) at such time that the Infrastructure General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Infrastructure Special LP, or (v) upon 30 days’ notice given by our partnership. In addition, any party to a Voting Agreement is permitted to terminate the Voting Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable regulation and through no fault of its own, continued participation in the Voting Agreement would have a material adverse effect on such party. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.
The Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in accordance with the direction of our partnership with respect to the approval or rejection of the matters noted above.
Services Provided under Our Master Services Agreement
The Service Recipients have entered into the Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Service Provider, and Bahir Manios, in his capacity as the Chief Financial Officer of the Service Provider, are the persons who perform the functions of our partnership’s principal executive officer and principal financial officer, respectively. In exchange, the Service Provider is entitled to a base management fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—Our Master Services Agreement.”

162 Brookfield Infrastructure

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
Incentive Distributions
Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”

Brookfield Infrastructure 163

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
General Partner Distributions
Pursuant to our Limited Partnership Agreement, our General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions on the units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement.”
Special General Partner Distributions
Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP’s special general partnership interest in the Holding LP which is equal to approximately 0.4% of the total distributions on the units of the Holding LP. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distribution.”
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
Pursuant to the distribution reinvestment plan, holders of our units may elect to have distributions paid on our units held by them automatically reinvested in additional units to be held for the account of the unitholder in accordance with the terms of the distribution reinvestment plan, provided that there are not any laws or governmental regulations in the unitholder’s jurisdiction that may limit or prohibit participation and, in the case of DTC participants, where DTC permits participation by participants. Distributions to be reinvested in our units under the distribution reinvestment plan will be reduced by the amount of any applicable withholding tax.
Distributions due to plan participants are paid to the plan agent, for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, applied, on behalf of such plan participant, to the purchase of additional units. Such purchases are made from our partnership on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by our partnership (“Market Price”).

164 Brookfield Infrastructure

As soon as reasonably practicable after each distribution payment date, a statement of account is mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of DTC participants, DTC receives such statement on behalf of beneficial owners participating in the distribution reinvestment plan). While our partnership does not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units is paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at price per unit calculated based upon the closing price of our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the distribution reinvestment plan by notifying the plan agent. Certificates for units acquired under the distribution reinvestment plan are not issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sales of units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the distribution reinvestment plan does not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our partnership.
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

Brookfield Infrastructure 165

Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our Limited Partnership Agreement, our General Partner’s Bye-laws, the Holding LP’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management—Our Master Services Agreement,” Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Indemnification; Limitations of Liability” and Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Indemnification; Limitations of Liability.”
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
We will be permitted to terminate the Licensing Agreements upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreements effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

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

166 Brookfield Infrastructure

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

Brookfield Infrastructure 167

With respect to transactions in which there is greater potential for a conflict of interest to arise, our General Partner may be required to seek the prior approval of a majority of the independent directors pursuant to conflict of interest guidelines that have been approved by a majority of the independent directors. These transactions include (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement; (iii) any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (iv) acquisitions by us from, and dispositions by us to, Brookfield; (v) any other transaction involving Brookfield; and (vi) termination of, or any determinations regarding indemnification under, the Master Services Agreement. Pursuant to our conflicts protocol, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”) which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership was included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.4% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield.
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

168 Brookfield Infrastructure

Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the General Partner, therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.
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

Brookfield Infrastructure 169

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
These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us, our unitholders and preferred unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield—Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.”
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
Other Related Party Transactions
Brookfield Infrastructure is the borrower under a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The independent directors of our General Partner approved Brookfield Infrastructure’s entry into this revolving credit facility on February 8, 2018. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result it in ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2017, there were no borrowings outstanding.

170 Brookfield Infrastructure

From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned on such deposits is at market terms. At December 31, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2016: 255 million) and earned interest of less than $1 million for year ended December 31, 2017 (2016: less than $1 million, 2015: less than $1 million). At December 31, 2017, Brookfield’s deposit balance with Brookfield Infrastructure was $nil (December 31, 2016: $nil) and earned interest of $nil for year ended December 31, 2017 (2016: $nil, 2015: $nil). Subsequent to year end, Brookfield placed $400 million on deposit with Brookfield Infrastructure.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for additional information required to be disclosed under this Item.
8.B    SIGNIFICANT CHANGES
See Item 3 “Key Information,” Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation” for additional information.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS (PRICE HISTORY)
The following table sets forth the annual high and low prices for our units on the NYSE for the past five years, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
Year ended December 31, 2013	$27.51	$22.79
Year ended December 31, 2014	$28.66	$23.81
Year ended December 31, 2015	$31.03	$24.50
Year ended December 31, 2016	$34.64	$21.39
Year ended December 31, 2017	$45.72	$33.44

Brookfield Infrastructure 171

The following table sets forth the quarterly high and low prices for our units on the NYSE for the two most recent full financial years, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
January 1, 2016 to March 31, 2016	$28.09	$21.39
April 1, 2016 to June 30, 2016	$30.17	$26.43
July 1, 2016 to September 30, 2016	$34.64	$30.37
October 1, 2016 to December 31, 2016	$34.57	$31.16
January 1, 2017 to March 31, 2017	$38.93	$33.44
April 1, 2017 to June 30, 2017	$41.12	$37.99
July 1, 2017 to September 30, 2017	$44.64	$39.76
October 1, 2017 to December 31, 2017	$45.72	$42.22
The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
September 1, 2017 to September 30, 2017	$43.84	$41.58
October 1, 2017 to October 31, 2017	$44.31	$42.34
November 1, 2017 to November 30, 2017	$44.06	$42.22
December 1, 2017 to December 31, 2017	$45.72	$43.48
January 1, 2018 to January 31, 2018	$44.64	$42.46
February 1, 2018 to February 28, 2018	$42.26	$40.11
The following table sets forth the annual high and low prices for our units on the TSX for the past five years, in Canadian dollars, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
Year ended December 31, 2013	$28.72	$23.55
Year ended December 31, 2014	$32.61	$26.33
Year ended December 31, 2015	$38.73	$32.78
Year ended December 31, 2016	$45.75	$30.81
Year ended December 31, 2017	$57.85	$44.90
The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years, in Canadian dollars, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016:

	High	Low
January 1, 2016 to March 31, 2016	$36.46	$30.81
April 1, 2016 to June 30, 2016	$38.97	$34.73
July 1, 2016 to September 30, 2016	$45.55	$39.39
October 1, 2016 to December 31, 2016	$45.75	$42.16
January 1, 2017 to March 31, 2017	$51.95	$44.90
April 1, 2017 to June 30, 2017	$55.29	$50.85
July 1, 2017 to September 30, 2017	$56.10	$50.12
October 1, 2017 to December 31, 2017	$57.85	$53.16

172 Brookfield Infrastructure

The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months, in Canadian dollars, which has been recast for all periods indicated to reflect the Unit Split completed on September 14, 2016

	High	Low
September 1, 2017 to September 30, 2017	$53.83	$50.91
October 1, 2017 to October 31, 2017	$55.23	$53.16
November 1, 2017 to November 30, 2017	$56.31	$53.95
December 1, 2017 to December 31, 2017	$57.85	$55.28
January 1, 2018 to January 31, 2018	$55.83	$52.06
February 1, 2018 to February 28, 2018	$52.93	$50.80
Our units do not have a par value.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 1 Preferred Units, Series 3 Preferred Units, Series 5 Preferred Units, Series 7 Preferred Units and Series 9 Preferred Units are listed on the TSX under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D” and “BIP.PR.E”, respectively.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.

Brookfield Infrastructure 173

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risk Relating to Our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”
Formation and Duration
Our partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. Our partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with our Limited Partnership Agreement. Our partnership interests consist of our units and preferred units, which represent limited partnership interests in our partnership, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “—Issuance of Additional Partnership Interests.” In this description, references to “holders of our partnership interests”, our “preferred unitholders” and our “unitholders” are to our limited partners and references to our limited partners include holders of our units and preferred units.
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

174 Brookfield Infrastructure

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
The Series 1 Preferred Units are redeemable by our partnership on June 30, 2020 and on June 30 every five years thereafter for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31, 2020 and on December 31 every five years thereafter for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2020 and on December 31 every five years thereafter. The Series 5 Preferred Units are redeemable by our partnership on September 30, 2021 and on September 30 every five years thereafter for C$25.00 per Series 5 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 5 Preferred Units will have the right, at their option, to reclassify their Series 5 Preferred Units into Series 6 Preferred Units, subject to certain conditions, on September 30, 2021 and on September 30 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, March 31, 2022 and on March 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31, 2023 and on March 31 every five years thereafter for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2023 and on March 31 every five years thereafter. Our preferred units do not have a fixed maturity date and are not redeemable at the option of preferred unitholders.

Brookfield Infrastructure 175

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

176 Brookfield Infrastructure

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. Holders of Series 6 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.64%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.78%, and (ii) 5.00%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.78%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Subject to the terms of any preferred units outstanding at the time, any distributions from our partnership will be made to the limited partners holding units as to 99.99% and to our General Partner as to 0.01%. Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our units. Each holder of units or preferred units will receive a pro rata share of distributions made to all holders of units or preferred units, as applicable, in accordance with the proportion of all units or preferred units held by that holder. See Item 8.A “Consolidated Statements and Other Financial Information.”
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

Brookfield Infrastructure 177

The income for Canadian federal income tax purposes of our partnership for a given fiscal year of our partnership will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our partnership to partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the preferred units that are in satisfaction of accrued distributions on the preferred units that were not paid in a previous fiscal year of our partnership where our General Partner determines that the inclusion of such distributions would result in a preferred unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of our partnership in which they were accrued. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our partnership will be the same source and character as the distributions received by such partner with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has disposed of all of their units (including any preferred units) before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Our General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our Limited Partnership Agreement to the extent necessary to avoid an adverse effect on our partnership’s limited partners, subject to the approval of a committee of the board of directors of our General Partner made up of independent directors.
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
Limited Liability
Assuming that a limited partner does not, in its capacity as a holder of limited partnership units, participate in the control or management of our partnership or conduct the affairs of, sign or execute documents for or otherwise bind our partnership within the meaning of the Bermuda Limited Partnership Act and otherwise acts in conformity with the provisions of our limited partnership agreement, such partner’s liability under the Bermuda Limited Partnership Act and our limited partnership agreement will be limited to the amount of capital such partner is obligated to contribute to our partnership for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

178 Brookfield Infrastructure

If it were determined, however, that a limited partner, in its capacity as a holder of limited partnership units, was participating in the control or management of our partnership or conducting the affairs of, signing or executing documents for or otherwise binding our partnership (or purporting to do any of the foregoing) within the meaning of the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act, such limited partner would be liable as if it were a general partner of our partnership in respect of all debts of our partnership incurred while that limited partner was so acting or purporting to act. Neither our limited partnership agreement nor the Bermuda Limited Partnership Act specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
The Bermuda Limited Partnership Act provides that a limited partner does not take part in the management of a partnership by reason only of serving on a board or committee of that limited partnership’s general partner.
No Management or Control
Our partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our partnership and do not have any right or authority to act for or to bind our partnership or to take part or interfere in the conduct or management of our partnership. Limited partners are not entitled to vote on matters relating to our partnership, although holders of units are entitled to consent to certain matters as described under “—Amendment of Our Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of Our General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding units specified below. In addition, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units, unless and until our partnership shall have failed to pay eight quarterly distributions in respect of such series of Class A Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of our partnership properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each such Class A Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Class A Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).
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

Brookfield Infrastructure 179

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

180 Brookfield Infrastructure

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
No Limited Partner Approval
Subject to applicable law, our General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

•	a change in the name of our partnership, the location of our partnership’s registered office, or our partnership’s registered agent;

•	the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;

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

Brookfield Infrastructure 181

•
any amendment that in the sole discretion of our General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;

•	a change in our partnership’s fiscal year and related changes; or

•	any other amendments substantially similar to any of the matters described directly above.
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
Opinion of Counsel and Limited Partner Approval
Our General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our partnership obtains an opinion of counsel to the effect that the amendment will not cause our partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our General Partner has not made the election described below under “—Election to be Treated as a Corporation”) or affect the limited liability of any of our partnership’s limited partners under the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act.
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

182 Brookfield Infrastructure

Merger, Sale or Other Disposition of Assets
Any merger, consolidation or other combination of our partnership requires the prior approval of our General Partner who has no duty or obligation to provide any such approval. Our limited partnership agreement generally prohibits our General Partner, without the prior approval of the holders of a majority of our units, from causing our partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of our partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of our partnership’s subsidiaries. However, our General Partner in its sole discretion may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our partnership’s assets (including for the benefit of persons other than our partnership or our partnership’s subsidiaries) without that approval. Our General Partner may also sell all or substantially all of our partnership’s assets under any forced sale of any or all of our partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.
If conditions specified in our Limited Partnership Agreement are satisfied, our General Partner may convert or merge our partnership into, or convey some or all of our partnership’s assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our partnership’s legal form into another limited liability entity. Holders of partnership interests are not entitled to dissenters’ rights of appraisal under our Limited Partnership Agreement or the Bermuda Limited Partnership Act or the Bermuda Exempted Partnerships Act in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Election to be Treated as a Corporation
If our General Partner determines that it is no longer in our partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, our General Partner may elect to treat our partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.
Termination and Dissolution
Our partnership will terminate upon the earlier to occur of (i) the date on which all of our partnership’s assets have been disposed of or otherwise realized by our partnership and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by our General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of our partnership, and (iii) at the election of our General Partner, if our partnership, as determined by our General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

Brookfield Infrastructure 183

Our partnership will be dissolved upon the withdrawal of our General Partner as the general partner of our partnership (unless Brookfield becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our Limited Partnership Agreement that are described below under “—Withdrawal of Our General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our General Partner. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), Brookfield executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of Brookfield as general partner will not result in the loss of the limited liability of any limited partner.
Liquidation and Distribution of Proceeds
Upon our dissolution, unless our partnership is continued as a new limited partnership, the liquidator authorized to wind up our partnership’s affairs will, acting with all of the powers of our General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our partnership’s assets and apply the proceeds of the liquidation first, to discharge our partnership’s liabilities as provided in our Limited Partnership Agreement and by law, second to holders of any Class A Preferred Units in accordance with the terms of such units and thereafter to the partners holding units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our partnership’s assets would be impractical or would cause undue loss to the partners.
Withdrawal of Our General Partner
Our General Partner may withdraw as general partner without first obtaining approval of our unitholders and preferred unitholders by giving 90 days’ advance notice, and that withdrawal will not constitute a violation of our Limited Partnership Agreement.
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

184 Brookfield Infrastructure

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

Brookfield Infrastructure 185

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
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our partnership (other than our General Partner), as described below under “—Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavour or exclude, our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our General Partner’s fiduciary duties or any other obligation of any type whatsoever of our General Partner. None of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “—Indemnification; Limitation on Liability.”
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
Any conflicts of interest and potential conflicts of interest that are approved by a majority of our General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to our conflicts protocol, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”

186 Brookfield Infrastructure

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

Brookfield Infrastructure 187

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

•
granted an irrevocable power of attorney to our General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership’s partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;

188 Brookfield Infrastructure

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
Description of the Holding LP’s Limited Partnership Agreement
The following is a description of the material terms of the Holding LP’s limited partnership agreement, as amended, and is qualified in its entirety by reference to all of the provisions of such agreement, as amended from time to time. Holders of units in our partnership are not partners of the Holding LP and do not have any rights under its limited partnership agreement. However, our partnership is the managing general partner of the Holding LP and is responsible for the management and control of the Holding LP.
Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP’s limited partnership agreement, as amended from time to time, which is available electronically on the website of the Securities and Exchange Commission at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”
During 2017, the limited partnership agreement of the Holding LP was amended to reclassify the special partner as a general partner of the Holding LP. In connection with the reclassification, the special partner delegated to our partnership, as managing general partner of the Holding LP, all of the rights, powers and authority granted to it as a general partner under applicable law. Accordingly, all management powers over the activities and affairs of the Holding LP continue to be exclusively vested in our partnership, except as expressly otherwise provided in the limited partnership agreement of the Holding LP.
Formation and Duration
The Holding LP is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act and the Bermuda Exempted Partnerships Act. The Holding LP has a perpetual existence and will continue as a limited liability partnership unless the partnership is terminated or dissolved in accordance with its limited partnership agreement.

Brookfield Infrastructure 189

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
Units
As of the date of this annual report on Form 20-F, the Holding LP has four classes of units: Special General Partner Units, Redeemable Partnership Units, Managing General Partner Units and Holding LP Class A Preferred Units. Holders of units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Holding LP’s limited partnership agreement or upon the liquidation of the Holding LP or as otherwise required by applicable law. Except to the extent expressly provided in the Holding LP’s limited partnership agreement, as amended from time to time, a holder of units does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The Holding LP Class A Preferred Units rank senior to the other Holding LP units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Holding LP, whether voluntary or involuntary. Each series of Holding LP Class A Preferred Units ranks on a parity with every other series of the Holding LP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Holding LP, whether voluntary or involuntary.
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

190 Brookfield Infrastructure

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
Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.6% if it exercised its redemption right in full and our partnership exercised its right of first refusal on the Holding LP’s units redeemed (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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
Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any) in any given quarter will be made by the Holding LP as follows (being the “Regular Distribution Waterfall”):

•	first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership’s expenses and outlays for the quarter properly incurred;

•
second, 100% to the owners of the Holding LP’s preferred units, in proportion to their respective relative percentage of Holding LP preferred units held (determined by reference to the aggregate value of the issue price of the Holding LP preferred units held by each holder relative to the aggregate value of the issue price of all Holding LP preferred units then outstanding) until there has been distributed to such holder an amount equal to all preferential distributions to which the holder are entitled under the terms of the Holding LP preferred units then outstanding and any outstanding accrued and unpaid preferential distributions from prior periods;

Brookfield Infrastructure 191

•
third, 100% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.203, referred to as the First Distribution Threshold;

•
fourth, 85% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special General Partner Units, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.22, referred to as the Second Distribution Threshold; and

•
thereafter, 75% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special General Partner Units.

On September 14, 2016, concurrent with completion of the Unit Split, the Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. The limited partnership agreement was also amended on such date to adjust the First Distribution Threshold from $0.305 to $0.203 and the Second Distribution Threshold from $0.33 to $0.22 to reflect the Unit Split.
Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.470		$1.880
First distribution threshold		$0.203		$0.812
Total units of Holding LP	394
Total first distribution			$80		$320
Distribution in excess of first distribution threshold		$0.017		$0.068
Total units of Holding LP	394
Second distribution to partners			$7		$27
15% incentive distribution to the holder of Special General Partner Units			$1		$5
Total second distribution			$8		$32
Distribution in excess of second distribution threshold		$0.250		$1.000
Total units Holding LP	394
Third distribution to partners			$99		$394
25% incentive distribution to the holder of Special General Partner Units			$33		$131
Total third distribution			$132		$525
Total distributions to partners (including incentive distributions)			$220		$877
Total incentive distributions to the holder of Special General Partner Units			$34		$136

192 Brookfield Infrastructure

The table below sets forth the incentive distributions for the years ended December 31, 2017, 2016 and 2015 paid to Infrastructure Special LP.

	Year ended December 31
US$ MILLIONS	2017	2016	2015
Incentive Distributions	$113	$80	$64
Subject to the terms of any Holding LP preferred units outstanding, if, prior to the dissolution of the Holding LP, available cash is deemed by its managing general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Holding LP, other than holders of Holding LP preferred units, in proportion to the unreturned capital attributable to the Holding LP’s partnership interests held by such partners until such time as the unreturned capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Holding LP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.
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

•
third, if there are Holding LP preferred units outstanding, an amount equal to the amount of cash or property held by the Holding LP at such time, that is attributable to a realization event occurring prior to the date of a dissolution event and that has been deemed by our partnership as capital surplus shall be distributed as though such amount has been deemed by our partnership to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital;

•
fourth, 100% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, in proportion to their respective amounts of unrecovered capital in the Holding LP;

Brookfield Infrastructure 193

•
fifth, 100% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a Holding LP partnership unit, other than a Holding LP preferred unit, has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the Holding LP’s partnership units, other than Holding LP preferred units, pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);

•
sixth, 85% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special General Partner Units, until each holder of a partnership unit of the Holding LP, other than Holding LP preferred units, has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the partnership units of the Holding LP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and

•
thereafter, 75% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special General Partner Units.

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
The limited partnership agreement of the Holding LP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the holder of Special General Partner Units in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.
The holder of Special General Partner Units may elect, at its sole discretion, to reinvest incentive distributions in Redeemable Partnership Units.
No Management or Control
The Holding LP’s limited partners and special general partner, in their capacities as such, may not take part in the management or control of the activities and affairs of the Holding LP and do not have any right or authority to act for or to bind the Holding LP or to take part or interfere in the conduct or management of the Holding LP. To the extent that any such right or authority is vested in the special general partner by virtue of being a general partner of the Holding LP, the special general partner has delegated such right and authority to Holding LP’s managing general partner and agreed to not exercise such right or authority.

194 Brookfield Infrastructure

Limited partners and the special general partner are not entitled to vote on matters relating to the Holding LP, although holders of units are entitled to consent to certain matters as described under “—Amendment of the Holding LP’s Limited Partnership Agreement,” “—Opinion of Counsel and Limited Partner Approval,” “—Merger, Sale or Other Disposition of Assets,” and “—Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. For the purposes of any approval required from holders of the Holding LP’s units, if holders of Redeemable Partnership Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total number of units of the Holding LP then issued and outstanding. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of Holding LP Class A Preferred Units and except for meetings of the holders of Holding LP Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of Holding LP Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units.
Meetings
Special meetings of the limited partners and special general partner of the Holding LP may be called by Holding LP’s managing general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by holders of units owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by Holding LP’s managing general partner or Brookfield. Only holders of partnership interests of the Holding LP of record on the date set by its managing general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.
Amendment of the Holding LP’s Limited Partnership Agreement
Amendments to the Holding LP’s limited partnership agreement may be proposed only by or with the consent of its managing general partner. To adopt a proposed amendment, other than the amendments discussed below that do not require approval of the limited partners or the special general partner, the managing general partner must seek approval of a majority of the Holding LP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Holding LP Class A Preferred Units as a class and any other approval to be given by the holders of the Holding LP Class A Preferred Units may be (i) given by a resolution signed by the holders of Holding LP Class A Preferred Units owning not less than the percentage of the Holding LP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Holding LP Class A Preferred Units at which all holders of the Holding LP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Holding LP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Holding LP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Holding LP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Holding LP Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Holding LP Class A Preferred Unit held.

Brookfield Infrastructure 195

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
Prohibited Amendments
No amendment may be made that would:

•
enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

•
enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to any general partner of the Holding LP or any of its affiliates without the consent of such general partner which may be given or withheld in its sole discretion.

The provision of the Holding LP’s limited partnership agreement preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding units.
No Limited Partner or Special General Partner Approval
Subject to applicable law, the managing general partner may generally make amendments to the Holding LP’s limited partnership agreement without the approval of any limited partner or the special general partner to reflect:

•	a change in the name of the partnership, the location of the partnership’s registered office or the partnership’s registered agent;

•	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;

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

196 Brookfield Infrastructure

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

•	any amendment expressly permitted in the Holding LP’s limited partnership agreement to be made by the managing general partner acting alone;

•
an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP’s limited partnership agreement;

•
any amendment that in the sole discretion of the managing general partner is necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP’s limited partnership agreement;

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
In addition, amendments to the Holding LP’s limited partnership agreement may be made by the managing general partner without the approval of any limited partner or the special general partner if those amendments, in the discretion of the managing general partner:

•
do not adversely affect the Holding LP’s limited partners or the special general partner considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

•	are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by the managing general partner relating to splits or combinations of units under the provisions of the Holding LP’s limited partnership agreement; or

•	are required to effect the intent expressed in the provisions of the Holding LP’s limited partnership agreement or are otherwise contemplated by the Holding LP’s limited partnership agreement.

Brookfield Infrastructure 197

Opinion of Counsel and Limited Partner Approval
The managing general partner of the Holding LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—No Limited Partner Approval” should occur. No other amendments to the Holding LP’s limited partnership agreement will become effective without the approval of holders of at least 90% of the Holding LP’s units, unless it obtains an opinion of counsel to the effect that the amendment will not cause the Holding LP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its managing general partner has not made the election described below under “—Election to be Treated as a Corporation”), or affect the limited liability under the Bermuda Limited Partnership Act of any of the Holding LP’s limited partners.
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
Election to be Treated as a Corporation
If, in the determination of the managing general partner, it is no longer in the Holding LP’s best interests to continue as a partnership for U.S. federal income tax purposes, the managing general partner may elect to treat the Holding LP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.
Dissolution
The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the managing general partner, with the approval of a majority of the members of the independent directors of our General Partner, that, in the opinion of the managing general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of the managing general partner if the Holding LP, as determined by the managing general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that any general partner withdraws from the partnership where that withdrawal violates the Holding LP’s limited partnership agreement; (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate the managing general partner without the appointment of a successor; and (v) the date on which the managing general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP’s assets in a single transaction or series of transactions.

198 Brookfield Infrastructure

The Holding LP shall not dissolve if within 30 days of the date of dissolution resulting from the withdrawal of a general partner or dissolution of the managing general partner (and provided that a notice of dissolution with respect to the Holding LP has not been filed with the Bermuda Monetary Authority), any non-compliance with the terms of the Holding LP’s limited partnership agreement has been cured and, where the managing general partner has withdrawn or been dissolved, a successor managing general partner executes a transfer deed pursuant to which the successor managing general partner assumes the rights and undertakes the obligations of the original managing general partner, but only if the Holding LP receives an opinion of counsel that the admission of a new managing general partner will not result in the loss of limited liability of any limited partner of the Holding LP.
Withdrawal of the Managing General Partner
Our partnership may withdraw as managing general partner without first obtaining approval of unitholders or preferred unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement.
Upon the withdrawal of our partnership, the special general partner may select a successor to our partnership to act as managing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Holding LP will be dissolved, wound up and liquidated. See “—Dissolution” above.
Our partnership may not be removed as managing general partner by the partners of Holding LP.
In the event of withdrawal of our partnership as the managing general partner where that withdrawal violates the Holding LP’s limited partnership agreement, a successor managing general partner will have the option to purchase the managing general partnership interest of our partnership for a cash payment equal to its fair market value. Under all other circumstances where our partnership withdraws, our partnership will have the option to require the successor managing general partner to purchase the managing general partnership interest of our partnership for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between our partnership and the successor managing general partner. If no agreement is reached within 30 days of our partnership’s departure, an independent investment banking firm or other independent expert selected by our partnership and the successor managing general partner will determine the fair market value. If our partnership and the successor managing general partner cannot agree upon an expert within 45 days of our partnership’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner’s managing general partnership interests will automatically convert into units representing limited partner interests pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Brookfield Infrastructure 199

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

200 Brookfield Infrastructure

The Holding LP’s limited partnership agreement provides that each person who is entitled to be indemnified by the partnership, as described below under “—Indemnification; Limitations on Liability” will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavour or exclude, the Holding LP, the managing general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, the managing general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of the managing general partner’s fiduciary duties or any other obligation of any type whatsoever of the managing general partner. None of the Holding LP, the managing general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “—Indemnification; Limitations on Liability.”
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
Account Reports
The Holding LP prepares its financial statements in accordance with IFRS. See also the information contained in this annual report on Form 20-F under Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement—Accounts, Reports and Other Information”.
The managing general partner of the Holding LP is also required to use commercially reasonable efforts to prepare and send to the Holding LP’s limited partners and the special general partner on an annual basis, additional information regarding the Holding LP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of any non-U.S. corporation that we control and, where reasonably possible, any other non-U.S. corporation in which we hold an interest. The managing general partner of the Holding LP will also, where reasonably possible, prepare and send information required by the Holding LP’s non-U.S. limited partners for U.S. federal income tax reporting purposes, including information related to investments in “U.S. real property interests,” as that term is defined in Section 897 of the U.S. Internal Revenue Code. The managing general partner will also, where reasonably possible and applicable, prepare and send information required by the Holding LP’s limited partners for Canadian federal income tax purposes.

Brookfield Infrastructure 201

Indemnification; Limitations on Liability
Under the Holding LP’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the managing general partner, the special general partner, and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by the managing general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Holding LP’s limited partnership agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Holding LP’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
Governing Law
The Holding LP’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

1.
Amended and Restated Master Services Agreement by and among the Service Recipients, Brookfield Asset Management Inc., the Service Provider and others described under Item 6.A. “Directors and Senior Management—Our Master Services Agreement”;

2.
Amended and Restated Limited Partnership Agreement of our partnership, as amended from time to time, described under Item 10.B. “Description of our Units, Preferred Units and our Limited Partnership Agreement”;

3.	Amended and Restated Limited Partnership Agreement of the Holding LP, as amended from time to time, described under Item 10.B. “Description of the Holding LP’s Limited Partnership Agreement”;

4.
Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc. described under Item 7.B. “Related Party Transactions—Relationship Agreement”;

5.
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;

202 Brookfield Infrastructure

6.
Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

7.
Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

8.
Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

9.
Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

10.
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

11.
Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

12.
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

13.
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F; and

14.
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada, described in Note 19, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 203

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
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
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

204 Brookfield Infrastructure

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

Brookfield Infrastructure 205

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
Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply, and additional adverse U.S. federal income tax consequences could result if debt issued by a U.S. subsidiary to the Holding LP were recharacterized as equity under the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code.
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

206 Brookfield Infrastructure

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
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “—Medicare Tax” below). U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.
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

Brookfield Infrastructure 207

Basis.    You will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the spin-off of our partnership by Brookfield Asset Management, the amount of dividend income you recognized pursuant to the spin-off) and (ii) your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses, and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.
For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of our units, our partnership’s liabilities generally will include our partnership’s share of any liabilities of the Holding LP.
Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our partnership’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Under the Tax Cuts and Jobs Act, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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

208 Brookfield Infrastructure

Limitations on Interest Deductions.    Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating UBTI attributable to debt-financed property. However, to the extent our partnership or the Holding LP incur debt, your share of our partnership’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, as amended by the Tax Cuts and Jobs Act, additional limitations may apply to a corporate U.S. Holder’s share of our partnership’s interest expense, if any.
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our partnership, including our partnership’s allocable share of the base management fee or any other management fees.
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
Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our partnership’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to our investment in a “controlled foreign corporation” (“CFC”) may be characterized as ordinary income, and certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Brookfield Infrastructure 209

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
Medicare Tax
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership’s income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership’s interest in a PFIC or CFC. See “—Passive Foreign Investment Companies” and “—Controlled Foreign Corporations” below. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.
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
Deduction for Qualified Business Income
Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017, and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our partnership’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
Section 754 Election
Our partnership and the Holding LP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code (“Section 754 Election”). The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our partnership to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our partnership’s assets will be considered to have two components: (i) the transferee’s share of our partnership’s tax basis in our partnership’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Holding LP.

210 Brookfield Infrastructure

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
Uniformity of Our Units
Because we cannot match transferors and transferees of our units, we must maintain the uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to our partnership’s Section 743(b) adjustments, a determination that our partnership’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our partnership’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our partnership), through the application of certain tax accounting principles that our General Partner believes are reasonable for our partnership. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.
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

Brookfield Infrastructure 211

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
If you were to elect to treat your share of our partnership’s interest in a PFIC as a “qualified electing fund” (“QEF Election”), for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later. Under certain circumstances, we may be permitted to make a QEF Election on behalf of all U.S. Holders with respect to a PFIC held indirectly. However, no assurance can be provided that we will make any such QEF Election, if available.

212 Brookfield Infrastructure

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
Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax (as described above under “—Medicare Tax”) to U.S. persons owning an interest in a PFIC. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our partnership’s interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make the special election, then you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code for your ownership and disposition of our units.
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that any of our existing or future Holding Entities or operating entities will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity. You should consult your own tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our partnership.
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2018. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure”, below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

Brookfield Infrastructure 213

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
Controlled Foreign Corporations
A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.
If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Under the Tax Cuts and Jobs Act, a U.S. Holder may also be required to include in income its allocable share of the CFC’s “global intangible low-taxed income” (“GILT” income). Each of the foregoing inclusions will be treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income and GILT income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC. Corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of a deduction under Section 250 of the U.S. Internal Revenue Code with respect to GILT income inclusions arising from their indirect interest in a CFC through our partnership.
Your tax basis in your units will be increased to reflect any required Subpart F or GILT income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income (and likely GILT income) will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “—Consequences to U.S. Holders—Holding of Our Units—Income and Loss”. Amounts included as Subpart F income or GILT income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.
Whether or not any CFC has Subpart F income or GILT income, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

214 Brookfield Infrastructure

As described above under “—Passive Foreign Investment Companies”, Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax to U.S. persons owning an interest in a PFIC. Similar rules apply to U.S. Shareholders of a CFC. You should consult your own tax adviser regarding the implications of these special rules.
If a non-U.S. entity held by us through a U.S. partnership (treated as a U.S. Shareholder of such non-U.S. entity) is classified as both a CFC and a PFIC, then you will be required to include amounts in income with respect to such non-U.S. entity either under the CFC rules described under this subheading, or under the PFIC rules described under “—Passive Foreign Investment Companies”, but not both. The interaction of these rules is complex, and you should consult your own tax adviser in this regard.
Based on our organizational structure, the General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. As a result of the Tax Cuts and Jobs Act, the application of the CFC rules to U.S. Holders is uncertain in certain respects, and the amended CFC rules remain subject to regulations or other guidance yet to be issued. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.
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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Brookfield Infrastructure 215

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
Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that our partnership’s allocation method complies with the requirements. If our partnership’s convention were not permitted, the IRS might contend that our partnership’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. Our General Partner is authorized to revise our partnership’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).
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
U.S. Taxation of Tax-Exempt U.S. Holders of Our Units
Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. Our General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.

216 Brookfield Infrastructure

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
Consequences to Non-U.S. Holders
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP, respectively, to avoid the realization by our partnership and the Holding LP, respectively, of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, our partnership intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if our General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our partnership is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our partnership’s interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

Brookfield Infrastructure 217

However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Under the Tax Cuts and Jobs Act, if, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax is temporarily suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been issued.
In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
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

218 Brookfield Infrastructure

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
Our partnership may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our partnership’s tax returns, as well as those related to our partnership’s tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our partnership instead of unitholders (as under prior law). We may be permitted to elect to have our General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our partnership’s interest in the Holding LP.

Brookfield Infrastructure 219

For taxable years beginning on or before December 31, 2017, our General Partner will act as our partnership’s “tax matters partner.” As the tax matters partner, our General Partner will have the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by our partnership will have the sole authority to act on behalf of our partnership in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our partnership pursuant to the Bipartisan Budget Act of 2015.
The application of the Bipartisan Budget Act of 2015 to our partnership and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.
Tax Shelter Regulations and Related Reporting Requirements
If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in our partnership may be considered a “reportable transaction” if, for example, our partnership were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.
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

220 Brookfield Infrastructure

Withholding and Backup Withholding
For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our partnership of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).
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

Brookfield Infrastructure 221

Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2019, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our partnership, the Holding LP, the Holding Entities, or the operating entities. Nonetheless, the 30% withholding tax may also apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfy any additional requirements under FATCA.
In compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. You should consult your own tax adviser regarding the consequences under FATCA of an investment in our units.
Information Reporting with Respect to Foreign Financial Assets
Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these Treasury Regulations for an investment in our units.

222 Brookfield Infrastructure

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

Brookfield Infrastructure 223

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
New Legislation or Administrative or Judicial Action
The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our partnership to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our partnership’s income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our partnership to change the way it conducts its activities and adversely affect the value of our units.
Our partnership’s organizational documents and agreements permit our General Partner to modify our Limited Partnership Agreement from time to time, without the consent of our unitholders, to elect to treat our partnership as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of our unitholders.
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
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the following portion of the summary, references to our “units” are to the limited partnership units in our partnership, including the preferred units, and references to our “unitholders” are to the holders of our units and preferred units.

224 Brookfield Infrastructure

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our partnership generally applicable to a holder who, for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our partnership, the Holding LP, our General Partner or their respective affiliates (a “Holder”). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our partnership; (vi) if any affiliate of our partnership is, or becomes as part of a series of transactions that includes the acquisition of our units, a “foreign affiliate” (for purposes of the Tax Act) to such Holder or to any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.
This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.
This summary also assumes that neither our partnership nor the Holding LP is a “tax shelter” (as defined in the Tax Act) or a “tax shelter investment”. However, no assurance can be given in this regard.
This summary also assumes that neither our partnership nor the Holding LP will be a “SIFT partnership” at any relevant time for purposes of the SIFT Rules on the basis that neither our partnership nor the Holding LP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

Brookfield Infrastructure 225

This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of the units could be “split income” for purposes of the Tax Act or the Tax Proposals.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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
Holders Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (“Canadian Holder”).
Computation of Income or Loss
Each Canadian Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Canadian Holder’s share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder’s taxation year end, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether or not our units were held throughout such year.
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

226 Brookfield Infrastructure

If, with respect to a given fiscal year, no distribution is made by our partnership or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the Canadian Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of preferred units in respect of the preferred units held by them on each such date, such amount of our partnership’s income or loss for tax purposes, as the case may be, as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units, as the case may be, as compared to all other units, and (ii) to the partners other than in respect of the preferred units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of our partnership (other than the preferred units) held at each such date by a unitholder is of the total number of units of our partnership (other than the preferred units) that are issued and outstanding at each such date.
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
In general, a Canadian Holder’s share of any income (or loss) from our partnership from a particular source will be treated as if it were income (or loss) of the Canadian Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Holder. Our partnership will invest in partnership units of the Holding LP. In computing our partnership’s income (or loss) under the Tax Act, the Holding LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Holders on account of income (or loss) earned by the Holding LP generally will be determined by reference to the source and character of such amounts when earned by the Holding LP.
A Canadian Holder’s share of taxable dividends received or considered to be received by our partnership in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Holding LP is designated as an “eligible dividend”.

Brookfield Infrastructure 227

Foreign taxes paid by our partnership or the Holding LP and taxes withheld at source on amounts paid or credited to our partnership or the Holding LP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our partnership or the Holding LP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Holder for the purpose of determining such Canadian Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Holder’s share of the income of our partnership or the Holding LP under the income tax laws of any country (other than Canada) under whose laws the income of our partnership or the Holding LP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Canadian Holder’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of our partnership or the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our partnership or the Holding LP or in the manner of allocating the income of our partnership or the Holding LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Holder of foreign “business-income tax” or “non-business-income tax” paid by our partnership or the Holding LP, and therefore such Canadian Holder’s foreign tax credits, will be limited.
Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

228 Brookfield Infrastructure

If our partnership incurs losses for tax purposes, each Canadian Holder will be entitled to deduct in the computation of income for tax purposes the Canadian Holder’s share of any net losses for tax purposes of our partnership for its fiscal year to the extent that the Canadian Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. Our General Partner does not anticipate that our partnership or the Holding LP will incur losses but no assurance can be given in this regard. Accordingly, Canadian Holders should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.
Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Holders, either directly or by way of allocation of such income imputed to our partnership or the Holding LP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Holder, our partnership or the Holding LP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Holder, our partnership or the Holding LP. If these rules apply to a Canadian Holder, our partnership or the Holding LP, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost” (as defined in section 94.1 of the Tax Act) of the interest in the Non-Resident Entity, will be imputed directly to the Holder or to our partnership or the Holding LP and allocated to the Canadian Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Holders should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Brookfield Infrastructure 229

Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA or Indirect CFA of the Holding LP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Holders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, Canadian Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP’s income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Holding LP (which is deemed for this purpose to include a Canadian Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.
Disposition of Units
The disposition (or deemed disposition) by a Canadian Holder of a unit of any class or series will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit.

230 Brookfield Infrastructure

Subject to the general rules on averaging of cost base, the adjusted cost base of each class or series of a Canadian Holder’s units would generally be equal to: (i) the actual cost of such class or series of units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our partnership allocated to the Canadian Holder for fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; less (iii) the aggregate of the share of losses of our partnership allocated to the Canadian Holder (other than losses which cannot be deducted because they exceed the Canadian Holder’s “at-risk” amount) for the fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; and less (iv) the Canadian Holder’s distributions from our partnership made before the relevant time in respect of the particular class or series of units.
The foregoing discussion of the calculation of the adjusted cost base assumes that each class or series of partnership interests in our partnership are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Canadian Holder of a particular type of units of our partnership, the Canadian Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of units of our partnership as separate property. Accordingly, the General Partner intends to provide unitholders with partnership information returns using such allocation.
Where a Canadian Holder disposes of all of its units in our partnership, it will no longer be a partner of our partnership. If, however, a Canadian Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Holder will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Holder was entitled. The share of the income (or loss) of our partnership for tax purposes for a particular fiscal year which is allocated to a Canadian Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Holder’s units in our partnership immediately prior to the time of the disposition.
A Canadian Holder will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Holder’s units is negative at the end of any fiscal year of our partnership. In such a case, the adjusted cost base of the Canadian Holder’s units will be nil at the beginning of the next fiscal year of our partnership.
Canadian Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of our units.
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Canadian Holder must be included in computing such Canadian Holder’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

Brookfield Infrastructure 231

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Our General Partner does not expect these rules to apply to any disposition of our units. A Canadian Holder that is throughout the relevant taxation year a “Canadian—controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.
Eligibility for Investment
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, and a TFSA.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, may be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or subscriber of the RESP, as applicable, deals at arm’s-length with our partnership for purposes of the Tax Act and does not have a “significant interest” in our partnership. Canadian Holders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
Alternative Minimum Tax
Canadian Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Holders should consult their own tax advisors.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its units in connection with a business carried on in Canada (a “Non-Canadian Holder”).

232 Brookfield Infrastructure

The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” at any relevant time and does not expect our partnership or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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

Brookfield Infrastructure 233

Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.
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
The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”), the Income Tax Assessment Act 1936 (Cth) (“ITAA 1936”) and the Taxation Administration Act 1953 (Cth) (“Administration Act”) as at the date of this annual report.

234 Brookfield Infrastructure

Summary
The key Australian income tax implications for Australian Holders of units are set out below:
Our partnership should be classified as a “corporate limited partnership” for Australian income tax purposes as:

•	it satisfies the definition of “corporate limited partnership”; and

•
it is not either a “venture capital limited partnership”, an “early stage venture capital limited partnership”, an “Australian venture capital fund of funds” or a “venture capital management partnership”; and

•	it is not a “foreign hybrid limited partnership”.
On the basis that our partnership is a corporate limited partnership and at least one member’s liability is limited, it should be treated as a company for Australian tax purposes.
Our partnership is a non-resident of Australia for tax purposes and therefore, should not be subject to income tax in Australia except for any income sourced in Australia, or in respect of certain capital gains that relate to “taxable Australian property” as detailed in the ITAA 1997.
Distributions made by our partnership to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders’ assessable unfranked dividend income on the basis that a “foreign hybrid election” is not able to be made by Australian resident shareholders to treat the partnership as a partnership for Australian tax purposes.
Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company rules. This conclusion is dependent on the quantum and nature of the interests held in our partnership.
The disposal of units by Australian Holders should give rise to a capital gains tax (“CGT”) event for the Australian Holders. Broadly, Australian Holders that hold their units on capital account should realize a capital gain (or loss) equal to the difference between any capital proceeds received and the cost base (or reduced cost base) of the units.
Characterization of the Partnership
Definition of “limited partnership”
A limited partnership is defined in section 995-1 of the ITAA 1997 and means:

a.
an association of persons (other than a company) carrying on business as partners or in receipt of ordinary income or statutory income jointly, where the liability of at least one of those persons is limited; or

b.
an association of persons (other than one referred to in paragraph (a)) with legal personality separate from those persons that was formed solely for the purpose of becoming a “venture capital limited partnership” (“VCLP”), an “early stage venture capital limited partnership” (“ESVCLP”), an “Australian venture capital fund of funds” (“AFOF”) or a “venture capital management partnership” (“VCMP”) and to carry on activities that are carried on by a body of that kind.

There is no requirement as to where or under which law the liability is limited. For tax purposes, the liability is limited if it is effectively limited under the laws applying to the partnership (as per the partnership agreement). Our partnership should be a limited partnership for Australian tax purposes.

Brookfield Infrastructure 235

Definition of “corporate limited partnership”
Under subsection 94D(1)(a) of the ITAA 1936, a partnership will be a corporate limited partnership in relation to the year of income of the partnership if the year of income is the 1995-96 year of income or a later year of income. Our partnership should be a corporate limited partnership under subsection 94D(1) of the above definition.
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
Definition of “foreign hybrid limited partnership”
Pursuant to sub-section 94D(5) of the ITAA 1936, an exception to our partnership being a corporate limited partnership applies if it is a “foreign hybrid limited partnership” (“FHLP”), as defined in section 830-10 of the ITAA 1997. A limited partnership will be a FHLP if:

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
Paragraph (a) should be met on the basis that our partnership was formed in Bermuda. Paragraph (b) would not be met on the basis that Bermuda does not impose any tax on income, profits, dividends or wealth. Therefore, there is no foreign tax imposed under the laws of Bermuda on the partners of our partnership and this paragraph will not be satisfied. This position is confirmed by the Australia Taxation Office (“ATO”) in ATO ID 2006/149. On the basis that paragraph (b) is not met, our partnership should not be a FHLP.

236 Brookfield Infrastructure

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

Brookfield Infrastructure 237

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
On the basis that our partnership and the Prime Infrastructure security holders were acting at arm’s length, the market value of the Prime Infrastructure securities disposed of under the Merger Transaction should be the same as the market value of the units received in exchange.
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

238 Brookfield Infrastructure

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

Brookfield Infrastructure 239

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
Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 6, “Fair Value of Financial Instruments”, Note 33, “Derivative Financial Instruments” and Note 34, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

240 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2017, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Excluded from our evaluation were internal controls over financial reporting at Nova Transportadora do Sudeste S.A., for which control was acquired on April 4, 2017. The financial statements of this entity constitutes 21% of total assets, 31% of partnership capital, 27% of revenues and 86% of net income of the consolidated financial statements of our partnership as of and for the year ending December 31, 2017.

Brookfield Infrastructure 241

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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our General Partner’s board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the U.S. Securities and Exchange Commission and that he is independent within the meaning of the rules of the NYSE. The board of directors of our General Partner has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
ITEM 16B.    CODE OF ETHICS
On December 4, 2007, our General Partner adopted a Code of Conduct and Ethics (“Code”) that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code is periodically updated and we have posted a copy of the current Code on our website at https://bip.brookfield.com/corporate-governance/governance-documents.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP to act as our partnership’s Independent Registered Public Accounting Firm.

242 Brookfield Infrastructure

The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2017		2016
FEES	USD (‘000)%		USD (‘000)%
Audit fees(1)	$7,438	93%	$5,335	93%
Audit-related fees(2)	442	6%	354	6%
All other fees(3)	13	1%	75	1%
Total	$7,893	100%	$5,764	100%

(1)	Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.

(2)	Audit-related fees relate primarily to services pertaining to the filing of our partnership’s short form base shelf prospectuses and other securities-related matters.

(3)
Other relates to certain permissible operational and pre-acquisition consulting and advisory services, and includes a nominal amount associated with income tax related activities performed for subsidiaries of our partnership.

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
In November 2017, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units (aside from Series 9 Preferred Units). A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 13,823,709 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 87,189 units on the TSX during any trading day.
The board of directors of our General Partner also authorized our partnership to repurchase up to 500,000 Series 1 Preferred Units, 500,000 Series 3 Preferred Units, 1,000,000 Series 5 Preferred Units, and 1,200,000 series 7 Preferred Units, representing approximately 10% of the public float of the each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,387 Series 1 Preferred Units, 1,000 Series 3 Preferred Units and 1,575 Series 5 Preferred Units and 3,519 Series 7 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.

Brookfield Infrastructure 243

Repurchases of units and Class A Preferred Units (aside from Series 9 Preferred Units) were authorized to commence on November 10, 2017 and will terminate on November 9, 2018 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b 18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled.
In the year ended December 31, 2017, we did not repurchase any units or Class A Preferred Units under our normal course issuer bid.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.

244 Brookfield Infrastructure

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1
Certificate of registration of Brookfield Infrastructure Partners L.P., registered as of May 29, 2007-incorporated by reference to Exhibit 1.1 to our partnership’s Registration Statement on Form 20‑F filed July 31, 2007. (With regard to applicable cross‑references in this report, our partnership’s registration statement was filed with the SEC under File No. 1‑33632).

1.2
Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated February 16, 2018-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed February 16, 2018.

4.1
Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 16, 2018-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 16, 2018.

4.2
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.3
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 28, 2014.

4.4
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

4.5
Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.6
Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.10 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.7
Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.11 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

Brookfield Infrastructure 245

Number	Description
4.8
Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed October 30, 2015.

4.9
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed October 30, 2015.

4.10
Fourth Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6‑K filed October 30, 2015.

4.11
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6‑K filed October 30, 2015.

4.12
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed February 22, 2017.

4.13
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favour of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 22, 2017.

8.1	Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20‑F.*

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

246 Brookfield Infrastructure

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 13, 2018	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ WILLIAM COX
		Name:	William Cox
		Title:	Director

Brookfield Infrastructure 247

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2017
and 2016 and for the years ended December 31, 2017, 2016 and 2015	F-5

F-1 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2018 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Partnership in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.
We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 13, 2018

We have served as the Partnership’s auditor since 2007.

Brookfield Infrastructure F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017 of the Partnership and our report dated March 13, 2018, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Nova Transportadora do Sudeste S.A., which was acquired on April 4, 2017 and whose financial statements constitute 21% of total assets, 31% of partnership capital, 27% of revenues, and 86% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Nova Transportadora do Sudeste S.A.
Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

F-3 Brookfield Infrastructure

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 13, 2018

Brookfield Infrastructure F-4

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2017	As of December 31, 2016
Assets
Cash and cash equivalents	7	$374	$786
Financial assets	8	192	241
Accounts receivable and other	9	838	504
Inventory	10	108	101
Current assets		1,512	1,632
Property, plant and equipment	12	9,937	8,656
Intangible assets	13	9,894	4,465
Investments in associates and joint ventures	11	5,572	4,727
Investment properties	15	192	154
Goodwill	14	1,301	502
Financial assets	8	730	900
Other assets	9	273	165
Deferred income tax asset	25	66	74
Total assets		$29,477	$21,275
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	16	864	712
Corporate borrowings	18, 19	99	295
Non-recourse borrowings	18	364	279
Financial liabilities	17	237	229
Current liabilities		1,564	1,515
Corporate borrowings	18, 19	2,002	707
Non-recourse borrowings	18	7,699	7,045
Financial liabilities	17	1,076	152
Other liabilities	16	793	580
Deferred income tax liability	25	2,849	1,612
Preferred shares	20	20	20
Total liabilities		16,003	11,631
Partnership capital
Limited partners		4,967	4,611
General partner		25	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		2,012	1,860
Interest of others in operating subsidiaries		5,875	2,771
Preferred unitholders		595	375
Total partnership capital		13,474	9,644
Total liabilities and partnership capital		$29,477	$21,275

F-5 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2017	2016	2015
Revenues	21	$3,535	$2,115	$1,855
Direct operating costs		(1,509)	(1,063)	(798)
General and administrative expenses		(239)	(166)	(134)
Depreciation and amortization expense	12, 13	(671)	(447)	(375)
		1,116	439	548
Interest expense	22	(428)	(392)	(367)
Share of earnings from investments in associates and joint ventures	11	118	248	69
Mark-to-market on hedging items	6	(66)	74	83
Other income	6	7	174	54
Income before income tax		747	543	387
Income tax (expense) recovery
Current	25	(106)	(33)	(22)
Deferred	25	(67)	18	26
Net income		$574	$528	$391

Attributable to:
Limited partners		$11	$285	$169
General partner		113	84	66
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1	118	66
Interest of others in operating subsidiaries		449	41	90
Basic and diluted (loss) earnings per unit attributable to:
Limited partners	26	$(0.04)	$1.13	$0.69

Brookfield Infrastructure F-6

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2017	2016	2015
Net income		$574	$528	$391
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	12	418	335	646
Unrealized actuarial gains (losses)		8	(49)	26
Taxes on the above items	25	(206)	(83)	(131)
Equity accounted investments	11	259	199	173
		479	402	714

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		38	(37)	(928)
Cash flow hedge	6	137	(1)	(41)
Net investment hedge	6	(266)	169	89
Available-for-sale securities	6	5	9	(33)
Taxes on the above items	25	6	8	(10)
Equity accounted investments	11	(76)	26	7
		(156)	174	(916)
Total other comprehensive income (loss)		323	576	(202)
Comprehensive income		$897	$1,104	$189

Attributable to:
Limited partners	27	$139	$643	$83
General partner	27	112	88	65
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	57	265	34
Interest of others in operating subsidiaries		589	108	7

F-7 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2017	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644
Net income	—	11	—	—	11	—	113	—	113	—	1	—	—	1	449	—	574
Other comprehensive income (loss)	—	—	—	128	128	—	—	(1)	(1)	—	—	—	56	56	140	—	323
Comprehensive income (loss)	—	11	—	128	139	—	113	(1)	112	—	1	—	56	57	589	—	897
Unit issuance (note 26)	692	—	—	—	692	—	—	—	—	300	—	—	—	300	—	—	992
Partnership distributions (note 28)	—	(459)	—	—	(459)	—	(114)	—	(114)	—	(191)	—	—	(191)	—	—	(764)
Partnership preferred distributions (note 28)	—	(22)	—	—	(22)	—	—	—	—	—	(8)	—	—	(8)	—	—	(30)
Acquisition of subsidiaries (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,523	—	3,523
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(831)	—	(831)
Disposition of interests (note 11)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(177)	—	(177)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	220	220
Other items (note 26)	—	—	6	—	6	—	—	—	—	—	—	(6)	—	(6)	—	—	—
Balance as at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$19	$—	$6	$25	$2,078	$(413)	$(40)	$387	$2,012	$5,875	$595	$13,474

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

Brookfield Infrastructure F-8

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176
Net income(2)	—	285	—	—	285	—	84	—	84	—	118	—	—	118	41	—	528
Other comprehensive income	—	—	—	358	358	—	—	4	4	—	—	—	147	147	67	—	576
Comprehensive income	—	285	—	358	643	—	84	4	88	—	118	—	147	265	108	—	1,104
Unit issuance (note 26)	505	—	—	—	505	—	—	—	—	250	—	—	—	250	—	—	755
Unit repurchases (note 26)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions (note 28)	—	(377)	—	—	(377)	—	(84)	—	(84)	—	(154)	—	—	(154)	—	—	(615)
Partnership preferred distributions (note 28)(2)	—	(9)	—	—	(9)	—	—	—	—	—	(4)	—	—	(4)	—	—	(13)
Acquisition of subsidiaries (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,241	—	1,241
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(169)	—	(169)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	186	186
Other items (note 26)	—	177	17	(177)	17	—	1	(1)	—	—	70	(15)	(70)	(15)	7	—	9
Balance as at December 31, 2016	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

(2)	Certain net income allocations have been reclassified to provide comparability with the current year consolidated statements of partnership capital.

F-9 Brookfield Infrastructure

	Limited Partners					General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322
Net income(2)	—	169	—	—	169	—	66	—	66	—	66	—	—	66	90	—	391
Other comprehensive loss	—	—	—	(86)	(86)	—	—	(1)	(1)	—	—	—	(32)	(32)	(83)	—	(202)
Comprehensive income (loss)	—	169	—	(86)	83	—	66	(1)	65	—	66	—	(32)	34	7	—	189
Unit issuance (note 26)	582	—	—	—	582	—	—	—	—	350	—	—	—	350	—	—	932
Unit repurchases (note 26)	(67)	—	—	—	(67)	—	—	—	—	—	—	—	—	—	—	—	(67)
Partnership distributions (note 28)	—	(339)	—	—	(339)	—	(66)	—	(66)	—	(138)	—	—	(138)	—	—	(543)
Partnership preferred distributions (note 28)(2)	—	(3)	—	—	(3)	—	—	—	—	—	—	—	—	—	—	—	(3)
Acquisition of subsidiaries (note 5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	347	—	347
Decrease From Subsidiary Distributions To Non-controlling Interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91)	—	(91)
Disposition of interests	—	8	—	(8)	—	—	—	—	—	—	3	—	(3)	—	(99)	—	(99)
Preferred unit issuance (note 26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	189	189
Other items (note 26)	—	6	49	(6)	49	—	—	—	—	—	(6)	(49)	6	(49)	—	—	—
Balance as at December 31, 2015	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

(2)	Certain net income allocations have been reclassified to provide comparability with the current year consolidated statements of partnership capital.

Brookfield Infrastructure F-10

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2017	2016	2015
Operating Activities
Net income		$574	$528	$391
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	11	(52)	(202)	18
Depreciation and amortization expense	12, 13	671	447	375
Mark-to-market on hedging items, provisions and other	6	90	(47)	(44)
Deferred income tax expense (recovery)	25	67	(18)	(26)
Changes in non-cash working capital, net	36	131	45	(82)
Cash from operating activities		1,481	753	632
Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(4,223)	(520)	(54)
Disposal of subsidiaries, net of cash disposed		—	353	28
Additions of investments in associates and joint ventures	11	(620)	(887)	(681)
Purchase of long lived assets	12, 13	(714)	(690)	(520)
Disposal of long lived assets	12, 13	47	7	10
Purchase of financial assets		(318)	(191)	(1,724)
Sale of financial assets and other		258	727	376
Net settlement of foreign exchange hedging items		(151)	143	219
Cash used by investing activities		(5,721)	(1,058)	(2,346)
Financing Activities
Distributions to general partner	28	(114)	(84)	(66)
Distributions to other unitholders	28	(680)	(544)	(480)
Subsidiary distributions to non-controlling interest		(831)	(169)	(91)
Capital provided by non-controlling interest	5	2,847	835	302
Capital provided to non-controlling interest	5	—	(51)	—
Proceeds from corporate borrowings	18	537	—	738
Repayment of corporate borrowings	18	(306)	—	—
Proceeds from corporate credit facility	18	2,403	2,316	823
Repayment of corporate credit facility	18	(1,614)	(2,723)	(662)
Proceeds from subsidiary borrowings	18	668	1,406	348
Repayment of subsidiary borrowings	18	(308)	(984)	(295)
Proceeds from other financing activities		—	—	131
Repayment of other financing activities		—	(38)	(38)
Preferred units issued	26	220	186	189
Partnership units issued, net of issuance costs	26	992	755	932
Partnership units repurchased	26	—	(6)	(67)
Cash from financing activities		3,814	899	1,764
Cash and cash equivalents
Change during the year		(426)	594	50
Impact of foreign exchange on cash		14	(7)	(32)
Cash reclassified as held for sale		—	—	(8)
Balance, beginning of year		786	199	189
Balance, end of year		$374	$786	$199

F-11 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7 and Series 9 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D” and “BIP.PR.E”, respectively. Our partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units”, “Series 1 Preferred Units”, “Series 3 Preferred Units”, “Series 5 Preferred Units”, “Series 7 Preferred Units” and “Series 9 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, and cumulative Class A preferred limited partnership units, Series 9 in our partnership, respectively.
On September 14, 2016, we completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of an approximately 115 million additional units. Our preferred units were not affected by the Unit Split. All historical per unit disclosures have been adjusted to effect for the change in units due to the Unit Split.
NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2017 and 2016:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2017	2016
Transport
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tas Gas Networks Pty Ltd	Australia	100	100

Brookfield Infrastructure F-12

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents details of non-wholly owned subsidiaries of our partnership:

			Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2017	2016	2017	2016
Utilities
U.K. regulated distribution operation	BUUK Infrastructure Holdings Limited	U.K.	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd(1)	Australia	71	71	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(1)	Colombia	17	17	100	100
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A. (1),(2)	Brazil	28	—	90	—
Transport
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian ports operation	Linx Cargo Care Group Pty Ltd(1),(3)	Australia	27	27	67	67
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(1)	Chile	51	51	89	89
Indian toll roads	BIF India Holdings Pte Ltd(1),(4)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1),(5)	Peru	17	17	57	57
Energy
North American gas storage operation(6)	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
Canadian district energy operation	Enwave Energy Corporation(1)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(1)	U.S.	40	40	100	100
North American gas storage operation(6)	Lodi Gas Storage(1)	U.S.	40	40	100	100
North American gas storage operation(6)	Rockpoint Gas Storage Partners L.P.(1),(7)	U.S.	40	40	100	100
Corporate & Other
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

(1)
For the above noted subsidiaries, our partnership has entered into voting arrangements to provide our partnership with the ability to direct the relevant activities of the investee. Our partnership controls these investees given that our partnership is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Our partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where our partnership’s voting interest differs from its ownership interest in an investee. The following were considered to determine whether our partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

(2)
In April 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, for total consideration of $1.6 billion.

F-13 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(3)
In August 2016, Brookfield Infrastructure expanded its ports business to Australia as it acquired a 27% interest in Linx Cargo Care Group Pty Ltd through a Brookfield-sponsored infrastructure fund, along with institutional partners (the “Brookfield Consortium”) for total consideration of $145 million.

(4)
In March 2016, Brookfield Infrastructure acquired a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund.

(5)	In June 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C. for total consideration of $127 million through a Brookfield-sponsored infrastructure fund.

(6)	North American gas storage operations include Warwick Gas Storage L.P., Lodi Gas Storage and Rockpoint Gas Storage Partners L.P.

(7)	In July 2016, Brookfield Infrastructure acquired a 40% interest in Rockpoint Gas Storage Partners L.P. for consideration of $227 million through a Brookfield-sponsored infrastructure fund.
NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2018.

(b)	Basis of Preparation
The consolidated financial statements are prepared on a going concern basis. Standards and guidelines not yet effective for the current accounting period are described in Note 3(s), Future Changes in Accounting Policies.

(i)	Subsidiaries
These consolidated financial statements include the accounts of our partnership and subsidiaries over which our partnership has control. Subsidiaries are consolidated from the date of acquisition, being the date on which our partnership obtains control, and continue to be consolidated until the date when control is lost. Our partnership (investor) controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Together, our partnership and its subsidiaries are referred to as “Brookfield Infrastructure” in these financial statements.
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in partnership capital in addition to changes in ownership interests. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Brookfield Infrastructure F-14

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Holding LP has issued Redeemable Partnership Units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash consideration equal to the market price of our partnership’s units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to Holding LP in exchange for one of our partnership’s units subject to certain customary adjustments.
All intercompany balances, transactions, revenues and expenses are eliminated in full.

(ii)	Associates and Joint Ventures
Associates and joint ventures are entities over which our partnership has significant influence or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. Our partnership accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates and joint ventures on the Consolidated Statements of Financial Position.
Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, our partnership records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than our partnership’s proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of our partnership’s interest in an investee is adjusted for our partnership’s share of comprehensive income or loss and distributions from the investee.
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
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of other comprehensive income. On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

F-15 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

Brookfield Infrastructure F-16

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

If, after reassessment, Brookfield Infrastructure’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in profit or loss as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less cumulative amortization recognized in accordance with IAS 18, Revenue (“IAS 18”).

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

F-17 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 70 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 40 years
Network systems	Up to 60 years
Track	Up to 40 years
District energy systems	Up to 50 years
Gas storage assets	Up to 50 years
Depreciation on property, plant and equipment is calculated on a straight-line or declining-balance basis so as to depreciate the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight-line method. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.

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
Fair values are primarily determined by valuation of the lease term and freehold reversion. An income capitalization approach is used by applying a yield to the rental income of the capitalization rate is reflective of the characteristics, location and market of each property. Fair value is estimated by management of our partnership with due consideration given to observable market inputs, where available.

Brookfield Infrastructure F-18

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(i)	Asset Impairment
At each reporting date Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(j)	Intangible Assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights, service concession arrangements and customer order backlogs.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite-lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.
Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation, Brazilian regulated gas transmission, and Chilean, Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 83 years remaining on a straight-line basis. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 16, 6, and 25 years remaining, respectively.
The conservancy right was acquired as part of the acquisition of the U.K. port operation and was recorded at its fair value. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life and is subject to an annual impairment assessment.

F-19 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was initially recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 15 years.
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
When our partnership receives a transfer of cash or property, plant and equipment from a customer, it assesses whether the constructed or acquired item of property, plant and equipment meets the definition of an asset in accordance with IFRIC 18, Transfer of Assets from Customers (“IFRIC 18”). If the definition of an asset is met, our partnership recognizes the item of property, plant and equipment at its cost and recognizes revenue or deferred revenue, as applicable, for the same amount based on the appropriate revenue recognition policy.
Brookfield Infrastructure recognizes revenue when the specific criteria have also been met for each of Brookfield Infrastructure’s activities as described below. Cash received by Brookfield Infrastructure from customers is recorded as deferred revenue until revenue recognition criteria are met.

Brookfield Infrastructure F-20

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Utilities
Revenue from utilities infrastructure is derived from the transmission of energy and natural gas, the distribution of energy and from Brookfield Infrastructure’s Australian regulated terminal operation. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro-rata basis each month. Brookfield Infrastructure’s Australian regulated terminal operation also recognizes handling charges based on tonnes of coal shipped through the terminal. Brookfield Infrastructure’s regulated distribution operation receives customer contributions which are recorded in deferred revenue and released on a percentage of completion basis in accordance with IFRIC 18 and IAS 11.
Transport
Revenue from transport infrastructure consists primarily of freight, toll road operations and transportation services revenue. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.
Energy
Revenue from energy infrastructure consists primarily of energy transmission and storage as well as district energy services. Revenue is recognized when services are provided and rendered based primarily on usage or volume throughput during the period.
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

F-21 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(m)	Financial Instruments and Hedge Accounting
The following summarizes Brookfield Infrastructure’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable and other	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	Fair value
Financial assets
Derivative assets	FVTPL(1)	Fair value
Other financial assets	Loans and receivables/ Available-for-sale	Amortized cost/ Fair value
Financial liabilities
Corporate borrowings	Other liabilities	Amortized cost
Non-recourse borrowings	Other liabilities	Amortized cost (2)
Accounts payable and other	Other liabilities	Amortized cost
Preferred shares	Other liabilities	Amortized cost
Financial liabilities	FVTPL(1)	Fair value

(1)	Fair value through profit or loss (“FVTPL”), except for derivatives in certain hedge relationships.

(2)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL and measured at fair value.
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

Brookfield Infrastructure F-22

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
Derivative financial instruments that are not designated as hedges are carried at estimated fair value, and realized and unrealized gains and losses are recognized in net income in the period the gains and losses occur.
Other financial assets are classified as loans and receivables or available-for-sale securities based on their nature and use within our partnership’s business and are recorded initially at fair value. Other financial assets classified as available-for-sale are subsequently measured at fair value at each reporting date with the change in fair value recorded in other comprehensive income. Other financial assets classified as loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment. Assets classified as loans and receivables are impaired when there exists objective evidence that the financial asset is impaired.

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

F-23 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

Brookfield Infrastructure F-24

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.

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

F-25 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

(i)	Common control transactions
IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

(ii)	Financial instruments
Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of our partnership and counterparty; estimated future cash flows; and discount rates.

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

Brookfield Infrastructure F-26

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(v)	Assets held for sale
Brookfield Infrastructure applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active programme to locate a buyer is initiated, the asset is being actively marketed for sale at a price reasonable in relation to its fair value, the sale is highly probably within 12 months of classification as held for sale, and actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

(vi)	Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
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
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other critical judgments utilized in the preparation of our partnership’s financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.

(r)	Recently adopted accounting standard amendments
Brookfield Infrastructure applied, for the first time, certain amendments to Standards applicable to Brookfield Infrastructure that became effective January 1, 2017. The impact of adopting these amendments on our partnership’s accounting policies and disclosures are as follows:
IAS 7 Statement of Cash Flows (“IAS 7”)
In January 2016, the IASB issued amendments to IAS 7, effective for annual periods beginning on or after January 1, 2017. The amendment requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Amendments to IAS 7 were applied prospectively and resulted in no material impact to Brookfield Infrastructure’s consolidated financial statements.

F-27 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(s)	Future Changes in Accounting Policies
Standards issued, but not yet adopted
IFRS 15 Revenue from Contracts with Customers—(“IFRS 15”)
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.
Our partnership has a global team in place to evaluate the financial statement and any corollary impact of adopting IFRS 15, has participated in strategic planning sessions with Brookfield and has developed an adoption plan. Management has also assessed major revenue streams, and has substantially completed accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. The key areas of focus within the context of the standard are primarily in relation to the identification of performance obligation and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations.
Our partnership has finalized the documented analysis and assessed potential impact to IT systems and internal controls. We will adopt the new revenue guidance effective January 1, 2018, using the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to opening retained earnings as if the standard had always been in effect and whereby comparative periods will not be restated. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 9 Financial Instruments—(“IFRS 9”)
In July 2014, the IASB issued the final publication of IFRS 9, superseding IAS 39, Financial Instruments. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.

Brookfield Infrastructure F-28

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Our partnership has a global team in place to evaluate the financial statements and any corollary impact of IFRS 9 on its consolidated financial statements and business processes. To date, management has participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of IFRS 9 with a primary focus on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under this standard. The evaluation of changes resulting from IFRS 9 relating to hedge accounting have been substantially completed and it has been determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under this new standard. Consequently, the partnership has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively commencing on January 1, 2018. In addition, our partnership has elected certain gas storage contracts to be measured at fair value through profit or loss. Next steps involve the finalization of documented analyses and drafting pro-forma disclosures that will be required upon initial adoption of this standard and thereafter. We are progressing as planned toward the implementation of IFRS 9.
Our partnership has decided to adopt IFRS 9 retrospectively with no restatement of comparatives. A cumulative catch-up adjustment will be recorded through equity upon initial adoption. No material adjustments required upon adoption have been noted to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
IFRS 16 Leases—(“IFRS 16”)
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
Amendments and Interpretations, not yet adopted
IFRIC 22 Foreign Currency Transactions and Advance Considerations—(“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The Interpretation may be applied either retrospectively or prospectively. Adoption will occur on a prospective basis and it is not anticipated that the impact will be material.

F-29 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

IFRIC 23 Uncertainty over Income Tax Treatments—(“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Brookfield Infrastructure is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

Brookfield Infrastructure F-30

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other (expense) income	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	124	(82)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(471)	(471)
Net income (loss) attributable to partnership(2)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125

F-31 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	$684	$1,247	$496	$163	$—	$2,590	$(1,311)	$836	$2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)
Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)
FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	149	147	(131)	117	133
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(54)	(54)
Net income (loss) attributable to partnership(2)	$162	$206	$90	$27	$2	$487	$—	$—	$487

Brookfield Infrastructure F-32

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

FOR THE YEAR ENDED DECEMBER 31, 2015 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(1)
	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Total
Revenues	698	1,143	349	123	—	2,313	(1,044)	586	1,855
Costs attributed to revenues	(174)	(588)	(183)	(57)	—	(1,002)	546	(342)	(798)
General and administrative costs	—	—	—	—	(134)	(134)	—	—	(134)
Adjusted EBITDA	524	555	166	66	(134)	1,177	(498)	244
Other income (expense)	5	(15)	3	—	34	27	13	(4)	36
Interest expense	(142)	(142)	(79)	(6)	(27)	(396)	144	(115)	(367)
FFO	387	398	90	60	(127)	808	(341)	125
Depreciation and amortization	(153)	(217)	(90)	(46)	—	(506)	246	(115)	(375)
Deferred taxes	(8)	21	14	14	12	53	(41)	14	26
Mark-to-market on hedging items and other	(16)	(67)	(14)	(13)	56	(54)	67	66	79
Share of earnings from associates	—	—	—	—	—	—	69	—	69
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(90)	(90)
Net income (loss) attributable to partnership(2)	210	135	—	15	(59)	301	—	—	301

(1)
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

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
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the years under review:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$6,542	$6,990	$3,134	$1,049	$(1,083)	$16,632	$(3,134)	$11,668	$4,311	$29,477

F-33 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Comm. Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,605	$6,160	$3,032	$933	$(510)	$14,220	$(2,996)	$6,496	$3,555	$21,275

(1)
The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Geographic Information
Revenues from external customers

US$ MILLIONS	2017	2016	2015
Australia	$1,093	$793	$699
Brazil	938	—	—
United Kingdom	565	566	635
Colombia	161	150	152
Canada	193	163	118
Chile	153	127	113
United States of America	183	154	138
India	57	39	—
Peru	103	97	—
New Zealand	89	26	—
	$3,535	$2,115	$1,855
Over 10% of our partnership’s revenue is from one customer. For the year ended December 31, 2017, revenue generated from this customer of the utilities segment was $938 million (2016: $nil).

Brookfield Infrastructure F-34

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Non-current Assets

US$ MILLIONS	2017	2016
Australia	$5,770	$5,542
United Kingdom	4,431	3,739
Chile	2,045	1,748
Brazil	8,184	1,895
United States of America	2,818	2,470
Canada	1,468	1,252
Colombia	764	700
Europe	836	718
India	256	265
Peru	1,356	1,281
New Zealand	37	33
	$27,965	$19,643

F-35 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 5.  ACQUISITION OF BUSINESSES

a)	Acquisition of Brazilian regulated gas transmission business
On April 4, 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, for total consideration by Brookfield Infrastructure of approximately $1.6 billion (consortium total of $5.1 billion). Brookfield Infrastructure’s consideration consists of $1.3 billion in cash (consortium total of $4.2 billion) and deferred consideration of $0.3 billion (consortium total of $0.9 billion) payable five years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective April 4, 2017. Acquisition costs of $8 million were recorded as Other expenses within the Consolidated Statements of Operating Results.
Consideration transferred

US$ MILLIONS
Cash	$1,306
Consideration payable(1)	262
Total Consideration	$1,568

Fair value of assets and liabilities acquired as of April 4, 2017:

US$ MILLIONS
Cash and cash equivalents	$89
Accounts receivable and other	317
Intangible assets(2)	5,515
Goodwill	804
Accounts payable and other liabilities	(202)
Deferred income tax liabilities	(946)
Net assets acquired before non-controlling interest	5,577
Non-controlling interest(3)	(4,009)
Net assets acquired	1,568

(1)
The deferred consideration is payable on the fifth anniversary of the date of acquisition and has therefore been initially recorded at fair value within non-current financial liabilities on the consolidated statements of financial position. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability will be subsequently measured at amortized cost.

(2)	Represents authorizations that expire between 2039 and 2041.

(3)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Brookfield Infrastructure F-36

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Upon acquisition of an interest in NTS, an additional deferred tax liability of $893 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business, partially offset by the recognition of non-controlling interest at fair value, gave rise to goodwill of $804 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2017, the Brazilian regulated gas transmission business contributed revenues of $938 million and net income of $495 million.

b)	Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed during the twelve-month periods ended December 31, 2017.

US$ MILLIONS
Cash	$9
Consideration payable	18
Total consideration	$27

Fair value of assets and liabilities acquired (provisional):

US$ MILLIONS
Accounts receivable and other	$28
Goodwill	11
Property, plant and equipment	100
Deferred income tax and other liabilities	(31)
Non-recourse borrowings	(30)
Net assets acquired before non-controlling interest	78
Non-controlling interest(1)	(51)
Net assets acquired	$27

(1)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
For the year ended December 31, 2017, the individually insignificant business combinations contributed revenues of $24 million and net income of $4 million.

F-37 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

c)	Acquisition of Australian ports business
On August 18, 2016, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, and Qube Holdings Limited, along with its respective institutional partners, acquired certain assets from Asciano Limited. As part of this transaction Brookfield Infrastructure tendered its 20% interest in Asciano acquired in the fourth quarter of 2015. As a result of tendering its interest in Asciano Limited, a gain of $123 million was recorded in Other income on the Consolidated Statements of Operating Results during the third quarter of 2016, representing the reclassification of available for sale mark-to-market gains of $44 million and foreign exchange gains of $79 million to net income from accumulated other comprehensive income.
Concurrently, Brookfield Infrastructure acquired an effective 27% interest in Linx Cargo Care, alongside other members of the Brookfield Consortium, through a Brookfield-sponsored infrastructure fund for total consideration of $145 million, comprising of $13 million in cash and a portion of our partnership’s previously existing interest in shares of Asciano Limited with an acquisition date fair value of $132 million (Brookfield Consortium total consideration of $63 million cash and $442 million in fair value of shares, funded through our partnership). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 18, 2016. Acquisition costs of $17 million were recorded as Other expenses within the Consolidated Statements of Operating Results in 2016.
Consideration transferred

US$ MILLIONS
Cash	$13
Common shares of Asciano Limited	132
Total consideration	$145

Brookfield Infrastructure F-38

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Fair value of assets and liabilities acquired as of August 18, 2016

US$ MILLIONS
Cash and cash equivalents	$12
Accounts receivable and other	233
Assets classified as held for sale(1)	115
Property, plant and equipment	225
Intangible assets	69
Goodwill	199
Liabilities directly associated with assets classified as held for sale(1)	(58)
Deferred income tax and other liabilities	(109)
Non-recourse borrowings	(181)
Net assets acquired before non-controlling interest	505
Non-controlling interest(2)	(360)
Net assets acquired	$145

(1)
$115 million of equity accounted investments and $58 million of non-recourse borrowings relate to a non-core business acquired as part of the acquisition of the Australian ports business which was sold in the fourth quarter of 2016. The net proceeds recorded approximated the carrying value of the business and therefore no gain or loss on disposition was recorded.

(2)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The additional goodwill recorded on acquisition primarily represents expected growth arising from the business’ position as an incumbent in a fragmented bulk port services industry. None of the goodwill recognized is expected to be deductible for income tax purposes. The recoverable amount of the goodwill has been determined based on the fair value less cost of disposal of the cash-generating unit using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining fair value under the discounted cash flow model are the utilization of a discount rate of 15%, a terminal value multiple of 8.9x and a discrete cash flow period of 10 years. The carrying amount of the cash-generating unit was determined to not exceed its recoverable amount.

F-39 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

d)	Acquisition of North American gas storage business
On July 19, 2016, Brookfield Infrastructure expanded its gas storage business as it acquired an effective 40% interest in Rockpoint Gas Storage (“Rockpoint”) for consideration of $227 million through a Brookfield-sponsored infrastructure fund. The consideration is comprised of $141 million of Rockpoint senior notes currently owned by Brookfield Infrastructure, $19 million of a working capital credit facility provided to Rockpoint by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million (1). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 19, 2016. Acquisition costs of $11 million were recorded as Other expenses within the Consolidated Statement of Operating Results in 2016.
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

Brookfield Infrastructure F-40

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

e)	Acquisition of Peruvian toll road business
On June 28, 2016, Brookfield Infrastructure expanded its toll road business to Peru as it acquired an effective 17% interest in Rutas de Lima S.A.C. (“Rutas”), through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash (fund total of $400 million funded through our partnership) and an amount payable of $9 million (fund total of $30 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 28, 2016. Acquisition costs of less than $1 million were recorded as Other expenses within the Consolidated Statement of Operating Results in 2016.
Consideration transferred

US$ MILLIONS
Cash	$118
Consideration payable(1)	9
Total consideration	$127

F-41 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

f)	Acquisition of Indian toll road business
On March 1, 2016, Brookfield Infrastructure expanded its toll road operations through the acquisition of a 40% effective interest in an Indian toll road business (BIF India Holdings Pte Ltd) from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 1, 2016. Acquisition costs of $2 million were recorded as Other expenses within the Consolidated Statement of Operating Results in 2016.

Brookfield Infrastructure F-42

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

Upon acquisition of the Indian toll road business by Brookfield Infrastructure, a deferred tax asset of $10 million was recorded. The deferred tax assets relate to tax losses and are recognized based on management’s best estimate that it is probable that there will be sufficient taxable income against which to utilize the benefits of these tax losses.

g)	Supplemental information
Had the acquisitions of the Brazilian regulated gas transmission business and individually insignificant business combinations been effective January 1, 2017, the revenue and net income of Brookfield Infrastructure would have been $3,911 million (unaudited) and $751 million (unaudited), respectively, for the year ended December 31, 2017.
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

F-43 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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

Brookfield Infrastructure F-44

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Carrying Value and Fair Value of Financial Instruments
The following table provides the break down of financial instruments and their associated financial instrument classifications as at December 31, 2017:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$374	$374
Accounts receivable and other	—	—	838	838
Financial assets (current and non-current)(1)	608	57	172	837
Marketable securities	—	85	—	85
Total	$608	$142	$1,384	$2,134

Financial liabilities
Corporate borrowings	$—	$—	$2,101	$2,101
Non-recourse borrowings (current and non-current)	—	—	8,063	8,063
Accounts payable and other	—	—	864	864
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	440	—	873	1,313
Total	$440	$—	$11,921	$12,361

(1)	Derivative instruments which are elected for hedge accounting totaling $464 million are included in Financial assets and $146 million of derivative instruments are included in Financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

F-45 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table provides the break down of financial instruments and their associated financial instrument classifications as at December 31, 2016:

US$ MILLIONS	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities
Financial Instrument Classification	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$786	$786
Accounts receivable and other	—	—	485	485
Financial assets (current and non-current)(1)	893	12	233	1,138
Marketable securities	—	3	—	3
Total	$893	$15	$1,504	$2,412

Financial liabilities
Corporate borrowings	$—	$—	$1,002	$1,002
Non-recourse borrowings (current and non-current)	—	—	7,324	7,324
Accounts payable and other	—	—	712	712
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	381	—	—	381
Total	$381	$—	$9,058	$9,439

(1)	Derivative instruments which are elected for hedge accounting totaling $722 million are included in Financial assets and $185 million of derivative instruments are included in Financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2017 and December 31, 2016:

	Dec. 31, 2017		Dec. 31, 2016
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$374	$374	$786	$786
Accounts receivable and other	838	838	485	485
Financial assets (current and non-current)	837	837	1,138	1,138
Marketable securities	85	85	3	3
Total	$2,134	$2,134	$2,412	$2,412

Brookfield Infrastructure F-46

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Dec. 31, 2017		Dec. 31, 2016
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$2,101	$2,113	$1,002	$1,023
Non-recourse borrowings(2)	8,063	8,392	7,324	7,478
Accounts payable and other (current and non-current)	864	864	712	712
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	1,313	1,313	381	381
	$12,361	$12,702	$9,439	$9,614

(1)	Corporate borrowings is classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probably forecast issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2017, pre-tax net unrealized gains of $50 million (2016: losses of $14 million, 2015: losses of $41 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2017, there was a net derivative asset balance of $447 million relating to derivative contracts designated as cash flow hedges (2016: asset balance of $464 million).

F-47 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2017, unrealized net losses of $202 million (2016: gains of $70 million, 2015: losses of $131 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $64 million loss (2016: gain of $99 million, 2015: gain of $220 million) in other comprehensive income relating to the net settlement of foreign exchange contracts in the period. As at December 31, 2017, there was a net unrealized derivative liability balance of $129 million relating to derivative contracts designated as net investment hedges (2016: net unrealized derivative asset balance of $73 million).
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

Brookfield Infrastructure F-48

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2017	Dec. 31, 2016
Marketable securities	Level 1(1)	$85	$3
Foreign currency forward contracts	Level 2(2)
Financial asset		$236	$210
Financial liability		196	48
Interest rate swaps & other	Level 2(2)
Financial asset		$381	$653
Financial liability		155	287
Other contracts
Financial asset	Level 3(3)	$48	$42
Financial liability	Level 3(3)	89	46

(1)	Valuation technique: Quoted bid prices in an active market.

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

Assets and liabilities measured at fair value on a recurring basis include $750 million (2016: $908 million) of financial assets and $440 million (2016: $381 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2017			Dec. 31, 2016
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$85	$—	$—	$3	$—	$—
Financial assets (current and non-current)	—	617	48	—	863	42

Financial liabilities
Financial liabilities (current and non-current)	$—	$351	$89	$—	$335	$46

F-49 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 7.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2017	2016
Cash	$258	$652
Restricted cash(1)	33	84
Cash equivalents(2)	83	50
Total cash and cash equivalents	$374	$786

(1)	Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts.

(2)	Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 8.  FINANCIAL ASSETS

US$ MILLIONS	2017	2016
Current:
Foreign currency forward contracts	$10	$132
Loans and receivables	43	73
Marketable securities	85	3
Other	54	33
Total current	$192	$241

Non-current:
Cross currency interest rate swaps	$243	$589
Loans and receivables	210	172
Foreign currency forward contracts	226	78
Other	51	61
Total non-current	$730	$900
NOTE 9.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2017	2016
Current:
Accounts receivable	$738	$395
Prepayments & other assets	100	109
Total current	$838	$504

Non-current:
Tax recovery receivables	$52	$55
Other assets	221	110
Total non-current	$273	$165

Brookfield Infrastructure F-50

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 10.  INVENTORY

US$ MILLIONS	2017	2016
Current:
Natural gas inventory	$84	$82
Raw materials and consumables	24	19
Carrying amount of inventories	$108	$101
During the year ended December 31, 2017, Brookfield Infrastructure recognized $418 million (2016: $154 million, 2015: $nil) worth of inventories as an expense in the Consolidated Statements of Operating Results and $nil (2016: $nil, 2015: $nil) relating to impairments of inventory.
NOTE 11.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
The following table presents the ownership interest and carrying values of Brookfield Infrastructure’s investments in associates and joint ventures:

	Name of entity	Ownership and Voting Interest		Carrying Value
US$ MILLIONS		Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Brazilian toll road(1),(2)	Arteris S.A.	45%	49%	$1,715	$1,505
North American natural gas transmission operation(3),(4)	Natural Gas Pipeline of America LLC	50%	50%	1,013	806
Chilean electricity transmission operation(5)	Transelec S.A., held through ETC Transmission Holdings, S.L.	28%	28%	930	699
European telecommunications infrastructure operations	TDF Infrastructure SAS	21%	21%	614	536
Brazilian rail business	VLI S.A.	11%	11%	436	376
Australian ports operation(6)	Patrick Terminals, held through PTH No 1 Pty Ltd	13%	13%	191	181
Other(7)		11%-50%	11%-50%	673	624
Total				$5,572	$4,727

F-51 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2017	2016
Balance at beginning of year	$4,727	$2,973
Share of earnings for the year(3)	118	248
Foreign currency translation and other	167	219
Share of other comprehensive income	183	225
Distributions	(66)	(46)
Disposition of interest(1)	(177)	—
Acquisitions(2),(4),(5)	620	1,108
Balance at end of year	$5,572	$4,727
\

(1)
In August 2017, Brookfield Infrastructure, alongside institutional partners and a Brookfield-sponsored infrastructure fund, reorganized the holding entities of its investment in the Brazilian toll road operation. This transaction resulted in no gain or loss being recorded within the Consolidated Statements of Operating Results. The reorganization resulted in Brookfield Infrastructure no longer consolidating an 8% interest of the investment attributable to an institutional partner. The reorganization concurrently reduced the investments in associates and joint venture and non-controlling interest partnership capital balances by $177 million during the third quarter of 2017.

(2)
Throughout 2017, Brookfield Infrastructure, alongside an institutional partner, injected $349 million into the Brazilian toll road operation for growth capital expenditure requirements increasing our partnership’s ownership interest to 45%.

(3)	Share of earnings for the year ended December 31, 2016 includes $195 million of non-recurring gains primarily related to our transport and energy operations.

(4)
In May 2017, Brookfield Infrastructure and its partner in its North American natural gas transmission operation each injected $200 million into the business to pay down operating level debt. A similar transaction was completed in April 2016 by Brookfield Infrastructure and its partner in the amount of $312 million.

(5)
During December 2017, our partnership signed an agreement to sell our ownership in ETC Transmission Holdings. Completion of this transaction is subject to certain closing conditions, third party consents and regulatory approvals.

(6)
In August 2016, Brookfield Infrastructure expanded its ports operations in Australia as it acquired an effective 13% interest in PTH No 1 Pty Ltd (“Patrick”) through a Brookfield-sponsored infrastructure fund, alongside institutional partners, for total consideration of $202 million. The Brookfield consortium maintains 50% of the voting rights of Patrick in a joint venture with Qube Holdings Limited, along with its institutional partners. Brookfield Infrastructure has joint control through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

(7)
Other includes our partnership’s Texas electricity transmission project, Brazil electricity transmission operation, European port operation, North American west coast container terminal, U.S. gas storage operation and other investments in associates and joint ventures held through consolidated subsidiaries.

Brookfield Infrastructure F-52

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

	As at December 31, 2017
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$304	$5,769	$6,073	$602	$2,102	$2,704	$3,369	$1,654	$1,715
North American natural gas transmission operation	139	4,741	4,880	139	2,716	2,855	2,025	1,012	1,013
Chilean electricity transmission operation	280	7,122	7,402	181	3,874	4,055	3,347	2,417	930
European telecommunications infrastructure operation	464	6,281	6,745	561	2,968	3,529	3,216	2,602	614
Brazilian rail business	743	6,131	6,874	515	2,405	2,920	3,954	3,518	436
Australian ports operation	198	2,281	2,479	24	1,332	1,356	1,123	932	191
Other	694	5,228	5,922	865	2,291	3,156	2,766	2,093	673
Total	$2,822	$37,553	$40,375	$2,887	$17,688	$20,575	$19,800	$14,228	$5,572

	As at December 31, 2016
	Total							Attributable to
US$ MILLIONS	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$263	$4,977	$5,240	$823	$1,665	$2,488	$2,752	$1,247	$1,505
North American natural gas transmission operation	122	5,767	5,889	1,353	2,925	4,278	1,611	805	806
Chilean electricity transmission operation	221	5,519	5,740	142	3,234	3,376	2,364	1,665	699
European telecommunications infrastructure operation	328	5,437	5,765	443	2,528	2,971	2,794	2,258	536
Brazilian rail business	460	5,265	5,725	674	1,645	2,319	3,406	3,030	376
Australian ports operation	171	2,166	2,337	66	1,229	1,295	1,042	861	181
Other	360	4,378	4,738	515	1,827	2,342	2,396	1,772	624
Total	$1,925	$33,509	$35,434	$4,016	$15,053	$19,069	$16,365	$11,638	$4,727

F-53 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2017, 2016, and 2015:

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$928	$95	$(39)	$56	$19	$37
North American natural gas transmission operation	681	15	(1)	14	7	7
Chilean electricity transmission operation	441	37	806	843	609	234
European telecommunications infrastructure operation	783	58	435	493	409	84
Brazilian rail business	1,409	56	490	546	486	60
Australian ports operation	418	19	78	97	80	17
Other	1,809	98	(19)	79	55	24
Total	$6,469	$378	$1,750	$2,128	$1,665	$463

	Year ended December 31, 2016
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$766	$185	$382	$567	$275	$292
North American natural gas transmission operation	573	133	5	138	69	69
Chilean electricity transmission operation	433	38	217	255	184	71
European telecommunications infrastructure operation	767	121	376	497	393	104
Brazilian rail business	1,024	70	976	1,046	931	115
Australian ports operation	164	(31)	(81)	(112)	(97)	(15)
Other	1,091	54	280	334	278	56
Total	$4,818	$570	$2,155	$2,725	$2,033	$692

	Year ended December 31, 2015
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$758	$(12)	$(1,118)	$(1,130)	$(778)	$(352)
North American natural gas transmission operation	522	(29)	—	(29)	(19)	(10)
Chilean electricity transmission operation	432	75	(145)	(70)	(51)	(19)
European telecommunications infrastructure operation	579	62	72	134	104	30
Brazilian rail business	1,074	136	(668)	(532)	(474)	(58)
Other	947	94	212	306	241	65
Total	$4,312	$326	$(1,647)	$(1,321)	$(977)	$(344)
As at December 31, 2017 and 2016, none of the associates or joint ventures have quoted prices in an active market.

Brookfield Infrastructure F-54

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2017, 2016, and 2015:

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$345	$(1,046)	$800	$99	$57	$42
North American natural gas transmission operation	258	(169)	(79)	10	5	5
Chilean electricity transmission operation	256	(240)	14	30	22	8
European telecommunications infrastructure operation	338	(226)	(58)	54	43	11
Brazilian rail business	472	(458)	292	306	272	34
Australian ports operation	80	(15)	(22)	43	40	3
Other	284	(729)	538	93	80	13
Total	$2,033	$(2,883)	$1,485	$635	$519	$116

	Year ended December 31, 2016
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$249	$(491)	$212	$(30)	$(19)	$(11)
North American natural gas transmission operation	163	(170)	2	(5)	(2)	(3)
Chilean electricity transmission operation	273	(207)	(27)	39	28	11
European telecommunications infrastructure operation	325	(323)	(83)	(81)	(64)	(17)
Brazilian rail business	337	(780)	272	(171)	(152)	(19)
Australian ports operation	15	(391)	433	57	47	10
Other	142	(229)	71	(16)	(15)	(1)
Total	$1,504	$(2,591)	$880	$(207)	$(177)	$(30)

	Year ended December 31, 2015
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Brazilian toll road	$194	$(534)	$59	$(281)	$(194)	$(87)
North American natural gas transmission operation	98	(157)	10	(49)	(32)	(17)
Chilean electricity transmission operation	274	(122)	(197)	(45)	(32)	(13)
European telecommunications infrastructure operation	253	(101)	(19)	133	106	27
Brazilian rail business	309	(929)	588	(32)	(29)	(3)
Other	154	(89)	(36)	29	18	11
Total	$1,282	$(1,932)	$405	$(245)	$(163)	$(82)

F-55 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2016	$2,945	$2,150	$1,457	$6,552
Additions, net of disposals	399	76	89	564
Non-cash (disposals) additions	(31)	3	—	(28)
Acquisitions through business combinations(1)	—	242	825	1,067
Net foreign currency exchange differences	(418)	(109)	9	(518)
Balance at December 31, 2016	$2,895	$2,362	$2,380	$7,637
Additions, net of disposals	349	104	95	548
Non-cash disposals	—	—	(14)	(14)
Acquisitions through business combinations(1)	—	—	100	100
Net foreign currency exchange differences	227	191	68	486
Balance at December 31, 2017	$3,471	$2,657	$2,629	$8,757

Accumulated depreciation:
Balance at January 1, 2016	$(291)	$(418)	$(159)	$(868)
Depreciation expense	(128)	(127)	(99)	(354)
Non-cash disposals	—	4	—	4
Net foreign currency exchange differences	36	24	—	60
Balance at December 31, 2016	$(383)	$(517)	$(258)	$(1,158)
Depreciation expense	(118)	(147)	(117)	(382)
Disposals	19	21	—	40
Non-cash disposals	—	—	5	5
Net foreign currency exchange differences	(28)	(44)	(13)	(85)
Balance at December 31, 2017	$(510)	$(687)	$(383)	$(1,580)

Accumulated fair value adjustments:
Balance at January 1, 2016	$945	$777	$226	$1,948
Fair value adjustments	185	25	125	335
Net foreign currency exchange differences	(87)	(20)	1	(106)
Balance at December 31, 2016	$1,043	$782	$352	$2,177
Fair value adjustments	137	24	257	418
Net foreign currency exchange differences	78	67	20	165
Balance at December 31, 2017	$1,258	$873	$629	$2,760

Net book value:
December 31, 2017	$4,219	$2,843	$2,875	$9,937
December 31, 2016	$3,555	$2,627	$2,474	$8,656

(1)	See Note 5, Acquisition of Business for additional information.

Brookfield Infrastructure F-56

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The fair value of our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2017 and 2016. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s property, plant and equipment assets, categorized by segment.

	Dec. 31, 2017				Dec. 31, 2016
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 12%	7x to 21x	10 to 20 yrs	Discounted cash flow model	7% to 12%	7x to 18x	10 to 20 yrs
Transport	Discounted cash flow model	10% to 15%	9x to 14x	10 to 20 yrs	Discounted cash flow model	10% to 17%	8x to 14x	10 to 20 yrs
Energy	Discounted cash flow model	12% to 15%	8x to 13x	10 yrs	Discounted cash flow model	9% to 14%	10x to 12x	10 yrs
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2017, Brookfield Infrastructure carried out an assessment of the fair value of its Utilities property, plant and equipment, resulting in a gain from revaluation of $137 million (2016: $185 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Key drivers behind the revaluation gain recorded include; growth in underlying cash flows at our U.K. regulated distribution business associated with new connections made during the year and a modest increase in our terminal value assumption commensurate with observable market valuations for regulated utility businesses in mature geographies.
At December 31, 2017, Brookfield Infrastructure carried out an assessment of the fair value of its Transport property, plant and equipment. A gain from revaluation of $24 million (2016: $25 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the Transport segment remain relatively consistent with the prior year. The reduction in the discount rate range was associated with successful de-risking activities executed during the first full year of ownership at our Australian ports operation.
At December 31, 2017, Brookfield Infrastructure carried out an assessment of the fair value of its Energy property, plant and equipment. A gain from revaluation of $257 million (2016: $125 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The revaluation gain was primarily associated with growth in underlying cash flows at our North American district energy operations associated with new customer connections during the last 12 months and a more robust pipeline of growth opportunities underway in the business. The increase in discount rate and reduction in terminal value assumptions for the segment relate to our Australian district energy operation where we have updated the valuation assumptions in response to the inclusion of a higher level of organic growth projects that are in the early stages of development.

F-57 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model.

US$ MILLIONS	Dec. 31, 2017	Dec. 31, 2016
Utilities	$2,961	$2,512
Transport	1,970	1,845
Energy	2,246	2,122
NOTE 13.  INTANGIBLE ASSETS

US$ MILLIONS	2017	2016
Cost	$10,470	$4,732
Accumulated amortization	(576)	(267)
Net intangible assets	$9,894	$4,465
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	Dec. 31, 2017	Dec. 31, 2016
Brazilian regulated gas transmission operation	$5,134	$—
Australian regulated terminal	1,957	1,817
Peruvian toll roads	1,144	1,049
Chilean toll roads	1,100	1,054
U.K. port operation	289	265
Indian toll roads	130	136
Other	140	144
Total	$9,894	$4,465
The intangible assets at Brookfield Infrastructure’s Brazilian regulated gas transmission operation, Australian regulated terminal operation, and Chilean, Peruvian and Indian toll roads relate to service concession arrangements.
The terms and conditions of concession arrangements at the Brazilian regulated gas transmission operation are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Each gas transportation agreement (“GTA”) took into account a return on regulatory asset base (“RAB”) , and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life. Upon expiry of the authorizations, the assets shall be returned to the government and subject to concession upon public bidding. These assets operate as authorizations that expire between 2039 and 2041.
The terms and conditions of access to the Australian regulated terminal’s services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure’s Australian regulated terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take-or-pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 with an option to extend the arrangement for an additional 49 years.

Brookfield Infrastructure F-58

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas (“MOP”). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for the Chilean Consumer Price Index plus 3.5%, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033 at which point the underlying concessions assets will be returned to the MOP.
The terms and conditions of the Peruvian toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Municipalidad Metropolitana de Lima (“MML”) and its municipal arm, Fondo Metropolitano de Inversiones. The service concession provides the operator the right to charge a tariff to vehicles which use the road network over the life of the concession in exchange for the design, construction, improvement, maintenance and operation of the road network. Until December 2018, tariffs are increased by fixed amounts and on specified dates, and thereafter, are adjusted annually for the Lima Metropolitana Consumer Price Index. For the year ended December 31, 2017, revenue and profit related to construction contracts were $31 million (2016: $66 million, 2015: $nil) and $nil (2016: $nil, 2015: $nil), respectively. Due to construction services relating to the concession arrangement $35 million (2016: $20 million, 2015: $nil) of borrowing costs were capitalized as an intangible asset, based on the stage of project completion. The concession arrangement has an expiration date of 2043 at which point the underlying concession assets will be returned to the MML.
The intangible asset at Brookfield Infrastructure’s U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.
The terms and conditions of Mumbai Nasik Indian toll road concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by National Highways Authority of India (“NHAI”). The Service Concession Agreement provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance schedule. Tariffs are revised annually for the Indian Wholesale Price Index. The Concession Arrangement has an expiration date of 2027 at which point the underlying concessions assets will be returned to NHAI.
The carrying value as at December 31, 2017, of Brookfield Infrastructure’s indefinite lived intangibles is $297 million (2016: $274 million).

F-59 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2017	2016
Cost at beginning of the year	$4,732	$3,485
Additions, net of disposals	79	116
Acquisitions through business combinations(1)	5,515	1,189
Non-cash additions	18	—
Foreign currency translation	126	(58)
Cost at end of year	$10,470	$4,732

(1)	See Note 5, Acquisition of Business for additional information.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2017	2016
Accumulated amortization at beginning of year	$(267)	$(189)
Amortization	(289)	(93)
Foreign currency translation	(20)	15
Accumulated amortization at end of year	$(576)	$(267)
NOTE 14.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2017	2016
Balance at beginning of the year	$502	$79
Acquisitions through business combinations(1)	815	431
Foreign currency translation and other	(16)	(8)
Balance at end of the year	$1,301	$502

(1)	See Note 5, Acquisition of Business for additional information.

Brookfield Infrastructure F-60

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 15.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2017	2016
Balance at beginning of the year	$154	$153
Additions, net of disposals	—	3
Non-cash additions	—	10
Fair value adjustments	23	12
Foreign currency translation	15	(24)
Balance at end of the year	$192	$154
For the year ended December 31, 2017, fair value adjustments of $23 million were recognized for the U.K. port operation (2016: $12 million).
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2017 and 2016. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.

F-61 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 16.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2017	2016
Current:
Accounts payable(1)		$246	$266
Accrued & other liabilities		400	274
Deferred revenue	(i)	159	108
Provisions		59	64
Total current		$864	$712

Non-current:
Deferred revenue	(i)	$300	$293
Pension liabilities(2)		100	98
Provisions		95	41
Other liabilities		298	148
Total non-current		$793	$580

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
Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure’s Australian rail operation and for future natural gas and electricity connections at Brookfield Infrastructure’s U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue over the life of the contracted track access or connections arrangement.

Brookfield Infrastructure F-62

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 17.  FINANCIAL LIABILITIES

US$ MILLIONS	2017	2016
Current:
Foreign currency forward contracts	$150	$47
Other financial liabilities	87	182
Total current financial liabilities	$237	$229

Non-current:
Interest rate swaps	$9	$34
Inflation swaps	84	97
Deferred consideration(1)	916	—
Other financial liabilities	67	21
Total non-current financial liabilities	$1,076	$152

(1)	The deferred consideration is related to the acquisitions completed during 2017. See Note 5, Acquisition of Businesses for further details.

F-63 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 18.  BORROWINGS

(a)	Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2022. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.20%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at December 31, 2017, draws on the credit facility were $789 million (2016: $nil) and $106 million of letters of credit were issued (2016: $46 million). Subsequent to year end, Brookfield Infrastructure cancelled $59 million letters of credit.

	Maturity	Annual Rate	Currency	2017	2016
Corporate revolving credit facility	June 30, 2022	LIBOR plus 1.2%	US$	789	—
Medium Term Notes(1):
Current:
Public - Canadian	October 10, 2017	3.5%	C$	—	295
Public - Canadian	October 30, 2018	3.0%	C$	99	93
Non-Current:
Public - Canadian	October 30, 2020	3.5%	C$	298	279
Public - Canadian	March 11, 2022	3.5%	C$	358	335
Public - Canadian	February 22, 2024	3.3%	C$	239	—
Public - Canadian	February 22, 2024	3.3%	C$	318	—
Total				$2,101	$1,002

(1)	See Note 19, Subsidiary Public Issuers for further details.
On April 17, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of Brookfield Infrastructure, issued C$400 million or $309 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%. The notes were issued at a premium with an effective interest rate of 3.1% per annum, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, Brookfield Infrastructure Finance ULC, a wholly-owned subsidiary of Brookfield Infrastructure, issued C$300 million or $228 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
On October 10, 2017, Brookfield Infrastructure Finance Pty Ltd, a wholly-owned subsidiary of Brookfield Infrastructure, repaid C$400 million or $306 million of medium-term notes.
The strengthening of the Canadian dollar against the U.S. dollar during the twelve-month period ended December 31, 2017 resulted in an increase in corporate borrowings of $79 million from December 31, 2016.

Brookfield Infrastructure F-64

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result it in ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2017, there were $nil (2016: $nil) of borrowings outstanding. Subsequent to year end, Brookfield placed $400 million on deposit with Brookfield Infrastructure through the revolving credit facility.

(b)	Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	Dec. 31, 2017	Dec. 31, 2016
Current	$364	$279
Non-current	7,699	7,045
Total	$8,063	$7,324
Non-recourse borrowings have increased by $739 million since year-end. This increase is attributable to a $379 million increase of foreign denominated debt balances, predominantly the Australian dollar and the British pound, and increased borrowings of $360 million primarily to fund organic growth initiatives.
Subsequent to year end, on February 14, 2018, our North American gas storage operation issued $400 million of senior secured notes due March 31, 2023 with a coupon of 7%.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
2018	—	143	229	372
2019	87	261	222	570
2020	304	210	69	583
2021	461	230	4	695
2022	440	323	4	767
Thereafter	2,358	2,095	647	5,100
Total Principal repayments	3,650	3,262	1,175	8,087
Deferred financing costs and other	(1)	(5)	(18)	(24)
Total - Dec. 31, 2017	$3,649	$3,257	$1,157	$8,063
Total - Dec. 31, 2016	$3,207	$3,163	$954	$7,324

F-65 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The weighted average interest rate of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Total
Dec. 31, 2017	4%	5%	5%	5%
Dec. 31, 2016	4%	5%	5%	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2017	Local Currency		Dec. 31, 2016	Local Currency
Australian dollars	$1,013	AUD	1,297	$922	AUD	1,281
British pounds	1,735	GBP	1,283	1,390	GBP	1,125
U.S. dollars	3,087	USD	3,087	3,039	USD	3,039
Chilean Unidad de Fomento(1)	960	UF	22	901	UF	23
Canadian dollars	397	CAD	499	263	CAD	354
Colombian pesos	184	COP	549,384	133	COP	403,030
Peruvian soles	458	PEN	1,483	439	PEN	1,473
Indian rupees	186	INR	11,847	196	INR	13,324
New Zealand dollars	43	NZD	61	41	NZD	59

(1)	Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

(c)	Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2016	Cash Flows	Acquisition	Foreign Exchange Movement	Fair Value Changes	2017
Corporate borrowings	$1,002	$1,020	$—	$79	$—	$2,101
Non-recourse borrowings	7,324	360	—	379	—	8,063
NOTE 19.    SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers” together with Brookfield Infrastructure Preferred Equity Inc. the “Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the distribution of one or more series of unsecured debentures or notes of the Debt Issuers.
On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.

Brookfield Infrastructure F-66

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

On October 30, 2015, the Debt Issuers issued C$500 million of medium-term notes under the Indenture in the Canadian bond market in two tranches: C$125 million of three year notes maturing October 30, 2018 with a coupon of 3.0%; and C$375 million of five year notes maturing October 30, 2020 with a coupon of 3.5%. The 3 years and 5 years bonds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.8%.
On March 11, 2015, the Debt Issuers issued C$450 million of medium-term notes under the Indenture maturing March 11, 2022 in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.
As they matured, the partnership repaid C$400 million of medium-term notes on October 10, 2017.
These notes are unconditionally guaranteed by our partnership and its subsidiaries the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited.

F-67 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables set forth consolidated summary financial information for our partnership and the Issuers:

For the year ended December 31, 2017 US$ MILLIONS	Our partnership(2)	The Issuers	Subsidiaries of our partnership other than the Issuers(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$3,535	$3,535
Net income attributable to partnership(1)	11	—	125	(11)	125
For the year ended December 31, 2016
Revenues	$—	$—	$—	$2,115	$2,115
Net income attributable to partnership(1)	285	—	487	(285)	487
For the year ended December 31, 2015
Revenues	$—	$—	$—	$1,855	$1,855
Net income attributable to partnership(1)	169	—	301	(169)	301
As at December 31, 2017
Current assets	$—	$—	$—	$1,512	$1,512
Non-current assets	5,514	—	5,987	16,464	27,965
Current liabilities	—	—	—	1,564	1,564
Non-current liabilities	—	1,313	—	13,126	14,439
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	2,012	2,012
Non-controlling interests—in operating subsidiaries	—	—	—	5,875	5,875
Preferred unitholders	—	—	—	595	595
As at December 31, 2016
Current assets	$—	$3	$—	$1,629	$1,632
Non-current assets	4,937	297	5,248	9,161	19,643
Current liabilities	—	5	—	1,510	1,515
Non-current liabilities	—	1,004	—	9,112	10,116
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	1,860	1,860
Non-controlling interests—in operating subsidiaries	—	—	—	2,771	2,771
Preferred unitholders	—	—	—	375	375

(1)	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

(2)	Includes investments in all subsidiaries of our partnership under the equity method.

(3)
Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.

(4)	Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.

Brookfield Infrastructure F-68

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 20.  PREFERRED SHARES
As at December 31, 2017, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively (2016: $5 million, $5 million and $10 million, respectively). Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2017, there were no dividends in arrears (2016: $nil).
NOTE 21.  REVENUES
Brookfield Infrastructure’s revenue arises from the rendering of services by the following operating segments:

US$ MILLIONS	2017	2016	2015
Utilities
Regulated Transmission	$938	$27	$43
Regulated Terminal	301	299	330
Regulated Distribution	546	499	491
Transport
Rail	296	270	316
Ports	681	360	220
Toll Roads	313	262	113
Energy
Transmission & Storage	150	141	105
District Energy	310	257	237
	$3,535	$2,115	$1,855
NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2017	2016	2015
Interest on corporate facility	$12	$12	$5
Interest on corporate debt	51	39	22
Interest on non-recourse borrowings	361	338	334
Other financing fees	4	3	6
	$428	$392	$367

F-69 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 23.  PAYROLL EXPENSE
Our partnership has no key employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure’s Master Services Agreement. Details of the management fees paid in lieu of payroll are disclosed in Note 32, Related Party Transactions.
Throughout the year, the General Partner in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2017 (2016: less than $1 million, 2015: less than $1 million).
For the year ended December 31, 2017, payroll expense, including benefits at Brookfield Infrastructure’s subsidiaries was $519 million (2016: $309 million, 2015: $212 million).
NOTE 24.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2017
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution	$107	$3,550	$281	$2,261	$217	$898
Australian regulated terminal	38	2,229	34	2,035	62	136
Colombian regulated distribution	68	764	26	438	302	66
Brazilian regulated gas transmission operation	322	5,990	73	2,015	3,081	1,143
Transport
U.K. port operation	44	880	133	353	179	259
Australian port operation	163	628	101	218	346	126
Chilean toll roads	84	1,116	59	989	75	77
Peruvian toll roads	101	1,356	18	674	644	121
Indian toll roads	58	256	30	185	60	39
Energy
North American gas storage operation	206	1,259	244	409	502	310
Canadian district energy operation	75	699	55	394	243	82
U.S. district energy operation	37	799	19	668	78	71
Corporate & Other
Holding LP and other	127	244	392	2,060	84	(2,165)
Total	$1,430	$19,770	$1,465	$12,699	$5,873	$1,163

(1)	Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure F-70

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	As of December 31, 2016
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution	$65	$2,985	$154	$1,919	$183	$794
Australian regulated terminal	27	2,162	(9)	1,926	70	202
Colombian regulated distribution	55	701	27	369	294	66
Transport
U.K. port operation	42	754	108	324	150	214
Australian port operation	142	587	94	205	315	115
Chilean toll roads	102	1,069	50	941	89	91
Brazilian toll roads	42	466	27	—	189	292
Peruvian toll roads	127	1,261	27	635	610	116
Indian toll roads	52	264	36	186	58	36
Energy
North American gas storage	199	1,141	136	478	452	274
Canadian district energy operation	15	570	13	290	209	73
U.S. district energy operation	43	697	62	537	73	68
Corporate & Other
Holding LP and other	631	377	677	810	79	(558)
Total	$1,542	$13,034	$1,402	$8,620	$2,771	$1,783

(1)	Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-71 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2017
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$385	$21	$29	$114	$118
Australian regulated terminal operation	301	15	3	35	7
Colombian regulated distribution operation	161	12	38	2	7
Brazilian regulated gas transmission operation	938	349	(160)	146	(72)
Transport
U.K. port operation	180	8	21	22	29
Australian port operation	501	(7)	28	(3)	9
Chilean toll roads	154	—	7	—	8
Peruvian toll roads	103	12	22	2	5
Indian toll roads	57	(2)	4	(1)	3
Energy
North American gas storage operation	149	30	74	18	47
Canadian district energy operation	95	(2)	39	—	13
U.S. district energy operation	131	10	40	7	26
Corporate & Other
Holding LP and other	22	(3)	1	(349)	(410)
Total	$3,177	$443	$146	$(7)	$(210)

Brookfield Infrastructure F-72

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year ended December 31, 2016
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$347	$12	$(14)	$79	$(55)
Australian regulated terminal operation	299	15	(5)	46	(12)
Colombian regulated distribution operation	150	10	45	2	10
Transport
U.K. port operation	178	11	(37)	20	(52)
Australian port operation	182	(18)	(24)	(7)	(8)
Chilean toll roads	127	(9)	7	(10)	8
Brazilian toll roads	—	6	38	5	25
Peruvian toll roads	97	(8)	(7)	(2)	(1)
Indian toll roads	39	(3)	1	(3)	—
Energy
North American gas storage operation	100	1	—	1	—
Canadian district energy operation	79	(1)	31	1	11
U.S. district energy operation	111	(6)	31	—	20
Corporate & Other
Holding LP and other	15	31	1	31	180
Total	$1,724	$41	$67	$163	$126

F-73 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Year ended December 31, 2015
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$339	$21	$25	$122	$101
Australian regulated terminal operation	330	15	(4)	68	(9)
Colombian regulated distribution operation	152	13	(26)	16	(9)
Transport
U.K. port operation	220	7	13	22	18
Chilean toll roads	113	(7)	(20)	(15)	(21)
Energy
North American gas storage operation	20	(8)	5	(12)	1
Canadian district energy operation	80	—	6	—	2
U.S. district energy operation	114	(6)	8	(3)	5
Corporate & Other
Holding LP and other	21	55	(90)	5	(32)
Total	$1,389	$90	$(83)	$203	$56

Brookfield Infrastructure F-74

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2017			Year ended December 31, 2016
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$220	$(343)	$129	$244	$(487)	$245
Australian regulated terminal operation	96	(9)	(87)	128	(22)	(106)
Colombian regulated distribution operation	7	(22)	26	17	(18)	—
Brazilian regulated gas transmission operation	819	83	(839)	—	—	—
Transport
U.K. port operation	46	(40)	(10)	33	(24)	(14)
Australian port operation	37	(39)	12	7	(99)	154
Chilean toll roads	56	(5)	(88)	63	(1)	(99)
Brazilian toll roads	—	—	—	2	(70)	70
Peruvian toll roads	46	(67)	—	29	25	1
Indian toll roads	30	(7)	(22)	(7)	28	(10)
Energy
North American gas storage operation	55	(9)	(76)	(12)	6	46
Canadian district energy operation	26	(82)	102	27	(18)	(13)
U.S. district energy operation	24	8	(28)	26	(33)	9
Corporate & Other
Holding LP and other	(98)	(5,089)	4,721	124	(282)	618
Total	$1,364	$(5,621)	$3,840	$681	$(995)	$901

F-75 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

	Cash Flow Activities
	Year ended December 31, 2015
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$164	$(242)	$92
Australian regulated terminal operation	103	(37)	(67)
New England electricity transmission operation	2	—	(2)
Colombian regulated distribution operation	16	(6)	(7)
Transport
U.K. port operation	19	(66)	61
Australian port operation	—	—	—
Chilean toll roads	70	—	(38)
Energy
North American gas storage operation	(3)	(1)	1
Canadian district energy operation	22	(16)	(23)
U.S. district energy operation	21	(13)	(7)
Corporate & Other
Holding LP and other	92	(650)	554
Total	$506	$(1,031)	$564

Brookfield Infrastructure F-76

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 25.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

(a)	Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31
US$ MILLIONS	2017	2016
Deferred income tax assets
Tax losses carried forward	$361	$357
Financial instruments and other	—	125
	$361	$482
Deferred income tax liabilities
Property, plant and equipment and investment properties	$(1,374)	$(1,306)
Intangible assets	(1,761)	(714)
Financial instruments and other	$(9)	$—
	$(3,144)	$(2,020)
Net deferred income tax liabilities	$(2,783)	$(1,538)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$66	$74
Deferred income tax liabilities	(2,849)	(1,612)
Net deferred income tax liabilities	$(2,783)	$(1,538)

F-77 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2017	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2017
Deferred income tax assets related to non-capital losses and capital losses	$357	$(19)	$—	$23	$—	$361
Deferred income tax liabilities related to differences in tax and book basis, net	(1,895)	(48)	(200)	(71)	(930)	(3,144)
Net deferred income tax liabilities	$(1,538)	$(67)	$(200)	$(48)	$(930)	$(2,783)

		Recognized in
US$ MILLIONS	Jan. 1, 2016	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2016
Deferred income tax assets related to non-capital losses and capital losses	$239	$17	$—	$4	$97	$357
Deferred income tax liabilities related to differences in tax and book basis, net	(1,542)	1	(75)	52	(331)	(1,895)
Net deferred income tax liabilities	$(1,303)	$18	$(75)	$56	$(234)	$(1,538)

(1)	Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $859 million (2016: $820 million). Of the $859 million (2016: $820 million) deductible temporary differences not recognized, $480 million (2016: $442 million) relates to capital losses which carry forward indefinitely and have no expiry dates. The remaining $379 million (2016: $378 million) relates to non-capital losses, of which $7 million (2016: $5 million) expire between 2020 to 2030 and $372 million (2016: $373 million) that carry forward indefinitely and have no expiry dates.
In 2016, as part of the acquisition of our Indian toll road business, a net deferred tax asset in respect of tax losses of $10 million was recognized. The benefit of these losses has been recognized based on management’s best estimate that it is considered probable that future taxable profits would be available against which such losses can be utilized.

Brookfield Infrastructure F-78

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(b)	Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2017	2016	2015
Tax expense (recovery) comprises:
Current income tax expense	$106	$33	$22
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	92	(62)	4
Changes in tax rates or the imposition of new taxes	(41)	1	(28)
Previously unrecognized deferred taxes	16	43	(2)
Total income tax expense (recovery)	$173	$15	$(4)
Net income before income tax expense reconciles to income tax expense (recovery) as follows:
Net income before income tax	$747	$543	$387
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	304	77	74
Change in substantively enacted tax rates	(41)	1	(28)
Earnings from investments in associates and joint ventures	(12)	(34)	(16)
Portion of gains subject to different tax rates	2	(54)	2
Taxable income attributable to non-controlling interests	(65)	(7)	(25)
International operations subject to different tax rates	(39)	(6)	(8)
Deferred tax assets not recognized	15	41	4
Permanent differences and other	9	(3)	(7)
Income tax expense (recovery) recognized in profit or loss	$173	$15	$(4)
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has increased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $2,411 million (2016: $2,230 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.

(c)	Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2017	2016	2015
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(204)	$(90)	$(130)
Cash flow hedges	8	8	(15)
Other	(4)	7	4
Total income tax expense recognized directly in other comprehensive income	$(200)	$(75)	$(141)

F-79 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 26.  PARTNERSHIP CAPITAL
As at December 31, 2017, our partnership’s capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special General Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $113 million (2016: $80 million, 2015: $64 million).
The Holding LP has issued 115.8 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest–Redeemable Partnership Units held by Brookfield.
On September 14, 2016, our partnership completed a three-for-two split of its units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 115 million additional units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.

Brookfield Infrastructure F-80

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(a)	Special and Limited Partnership Capital

	Special General Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2017	2016	2015	2017	2016	2015	2017	2016	2015
Opening balance	1.6	1.6	1.6	259.4	243.2	225.5	261.0	244.8	227.1
Issued for cash	—	—	—	17.2	16.4	20.2	17.2	16.4	20.2
Repurchased and cancelled	—	—	—	—	(0.2)	(2.5)	—	(0.2)	(2.5)
Ending balance	1.6	1.6	1.6	276.6	259.4	243.2	278.2	261.0	244.8

	Special General Partner			Limited Partners			Total
US$ MILLIONS	2017	2016	2015	2017	2016	2015	2017	2016	2015
Opening balance	$19	$19	$19	$4,215	$3,716	$3,201	$4,234	$3,735	$3,220
Unit issuance	—	—	—	692	505	582	692	505	582
Repurchased and cancelled	—	—	—	—	(6)	(67)	—	(6)	(67)
Ending balance	$19	$19	$19	$4,907	$4,215	$3,716	$4,926	$4,234	$3,735
In September 2017, Brookfield Infrastructure issued 16.6 million limited partnership units at $42 per unit under shelf registrations in the U.S. and Canada. In total, $700 million of gross proceeds were raised through the issuance and $28 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $6 million that was recognized directly in equity.
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
In December 2016, Brookfield Infrastructure issued 15.6 million limited partnership units at $32 per unit under shelf registrations in the U.S. and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $16 million that was recognized directly in equity.
During the year ended December 31, 2016, Brookfield Infrastructure repurchased and cancelled less than 1 million units for $6 million (2015: 2.5 million units for $67 million) and incurred less than $1 million in commission costs (2015: less than $1 million). No units were repurchased or cancelled in 2017.

F-81 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

In April 2015, Brookfield Infrastructure issued approximately 20 million units at $30 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred.
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued less than 1 million units for proceeds of $20 million (2016: less than 1 million units for proceeds of $25 million, 2015: less than 1 million units for proceeds of $6 million) under the Plan.
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2017 was 1.6 million (2016: 1.6 million, 2015: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2017 was 264.6 million (2016: 244.7 million, 2015: 238.9 million).

(b)	Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2017	2016	2015
Opening balance	108.4	100.3	88.1
Issued for cash	7.4	8.1	12.2
Ending balance	115.8	108.4	100.3

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2017	2016	2015
Opening balance	$1,778	$1,528	$1,178
Unit issuance	300	250	350
Ending balance	$2,078	$1,778	$1,528
In September 2017, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million.
In December 2016, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
In April 2015, Brookfield Infrastructure issued 12.2 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

Brookfield Infrastructure F-82

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2017 was 110.6 million (2016: 100.9 million, 2015: 96.9 million).

(c)	Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	2017	2016	2015
Opening balance	20.0	10.0	—
Issued for cash	12.0	10.0	10.0
Ending balance	32.0	20.0	10.0

	Preferred Units
US$ MILLIONS	2017	2016	2015
Opening balance	$375	$189	$—
Unit issuance	220	186	189
Ending balance	$595	$375	$189
Subsequent to year end, on January 23, 2018, our partnership issued 8 million Series 9 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. In total, C$200 million or $161 million of gross proceeds were raised, $4 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.
On January 26, 2017, our partnership issued 12 million Series 7 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. In total, C$300 million or $225 million of gross proceeds were raised, $5 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.
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

F-83 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 27.  ACCUMULATED OTHER COMPREHENSIVE INCOME

(a)	Attributable to Limited Partners’

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2015	$1,042	$(889)	$99	$(140)	$(9)	$(13)	$465	$555
Other comprehensive income (loss)	93	(5)	117	9	5	(17)	156	358
Other items (note 26)	(178)	3	(1)	1	—	—	(2)	(177)
Balance at December 31, 2016	$957	$(891)	$215	$(130)	$(4)	$(30)	$619	$736
Other comprehensive income (loss)	19	56	(187)	104	4	3	129	128
Balance at December 31, 2017	$976	$(835)	$28	$(26)	$—	$(27)	$748	$864

(b)	Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2015	$7	$(5)	$1	$(1)	$—	$—	$2	$4
Other comprehensive income (loss)	1	—	2	—	—	—	1	4
Other items (note 26)	(1)	—	—	—	—	—	—	(1)
Balance at December 31, 2016	$7	$(5)	$3	$(1)	$—	$—	$3	$7
Other comprehensive income (loss)	—	(1)	(2)	1	—	—	1	(1)
Balance at December 31, 2017	$7	$(6)	$1	$—	$—	$—	$4	$6

Brookfield Infrastructure F-84

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

(c)	Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Available for sale	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2015	$447	$(358)	$38	$(61)	$(4)	$(2)	$194	$254
Other comprehensive income (loss)	38	(4)	49	4	2	(7)	65	147
Other items (note 26)	(68)	(3)	1	(1)	(1)	—	2	(70)
Balance at December 31, 2016	$417	$(365)	$88	$(58)	$(3)	$(9)	$261	$331
Other comprehensive income (loss)	8	26	(77)	44	1	1	53	56
Balance at December 31, 2017	$425	$(339)	$11	$(14)	$(2)	$(8)	$314	$387
NOTE 28.  DISTRIBUTIONS
For the year ended December 31, 2017, distributions to partnership unitholders were $651 million or $1.74 per unit (2016: $535 million or $1.55 per unit, 2015: $479 million or $1.41 per unit). Additionally, incentive distributions were made to the special general partner of $113 million (2016: $80 million, 2015: $64 million).
On February 8, 2018 the Board of Directors of our General Partner approved an 8% increase in our quarterly distribution to $0.47 per unit, payable on March 31, 2018 to unitholders on record as of the close of business on February 28, 2018.
For the year ended December 31, 2017, our partnership declared preferred unit distributions of $30 million or $0.94 per preferred unit (2016: $13 million, 2015: $3 million).
NOTE 29.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $182 million (2016: $141 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 30.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, and operating leases associated with our North American gas storage operations. As at December 31, 2017, our partnership had $1,448 million (2016: $1,201 million) of commitments outstanding, of which 32% mature in less than one year, 42% between two and five years, and 26% after five years.

F-85 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 31.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2017 was $10 million (2016: $7 million, 2015: less than $1 million). The discount rate used was 4.1% (2016: 4.2%, 2015: 6.1%) with a rate of compensation of 3.5% (2016: 3.5%, 2015: 3.3%).

US$ MILLIONS	2017	2016
Plan assets	$228	$198
Less accrued benefit obligation	(328)	(296)
Accrued benefit liability	$(100)	$(98)
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
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2017 (2016: less than $1 million, 2015: less than $1 million).

b)	Transactions with other related parties
Since inception, Brookfield Infrastructure has been party to the Master Services Agreement with the Service Provider.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $230 million for the year ended December 31, 2017 (2016: $158 million, 2015: $126 million). As of December 31, 2017, $64 million was outstanding as payable to the Service Provider (2016: $42 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure F-86

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

During the year ended December 31, 2017, $6 million was reimbursed at cost to the Service Provider (2016: $5 million, 2015: $8 million). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.
As of December 31, 2017, Brookfield Infrastructure had a balance receivable of $20 million from subsidiaries of Brookfield (December 31, 2016: $20 million) and loans payable of $75 million to subsidiaries of Brookfield (December 31, 2016: $75 million). The loans are payable in full between 2018 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place or receive funds on deposit with or from Brookfield. As at December 31, 2017, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2016: $255 million) and earned interest of $1 million for year ended December 31, 2017 (2016: less than $1 million, 2015: less than $1 million).
Brookfield Infrastructure’s North American district energy operation provides heating and cooling services and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms. For the year ended December 31, 2017, revenues of $8 million were generated (2016: $1 million, 2015: less than $1 million) and expenses of $4 million were incurred (2016: less than $1 million, 2015: less than $1 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the year ended December 31, 2017, Brookfield Infrastructure paid less than $1 million for these services (2016: less than $1 million, 2015: less than $1 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary acquired by Brookfield Business Partners LP during 2017. For the year ended December 31, 2017, $2 million of revenues were generated.
NOTE 33.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2017 and 2016 were as follows:

US$ MILLIONS	Note	2017	2016
Foreign exchange contracts	(a)	$3,816	$4,488
Interest rates swaps and other	(b)	5,013	4,416
		$8,829	$8,904

F-87 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2017 and 2016:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2017	Net Change During 2016
Foreign exchange derivatives	$—	$(305)	$(305)	$97
Interest rate derivative	132	(69)	63	15
	$132	$(374)	$(242)	$112

(a)	Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2017 and 2016.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2017	2016	2017	2016
Foreign exchange contracts
Australian dollars	$1,214	$2,133	0.74	0.73
British pounds	2,069	1,810	1.30	1.30
European Union euros	491	374	1.17	1.14
Brazilian reais	—	144	—	3.37
Canadian dollars	42	27	0.77	0.76
	$3,816	$4,488

(b)	Interest Rates
At December 31, 2017, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $4,843 million (2016: $4,261 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $170 million (2016: $155 million).

Brookfield Infrastructure F-88

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2017 and the comparative notional amounts at December 31, 2016, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2017				2016
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$640	$807	$—	$1,447	$1,351
Interest rate derivatives
Interest rate and cross currency interest rate swaps	273	484	59	816	752
Inflation linked swaps	—	—	170	170	155
	$913	$1,291	$229	$2,433	$2,258
Elected for hedge accounting
Foreign exchange derivatives	$1,788	$581	$—	$2,369	$3,136
Interest rate derivatives
Interest rate and cross currency interest rate swaps	99	2,051	1,877	4,027	3,509
	$1,887	$2,632	$1,877	$6,396	$6,645
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2017 and 2016 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2017			2016
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$4,027	$15	$—	$3,509	$30	$1
Net investment hedges	2,369	(197)	—	3,136	53	—
	$6,396	$(182)	$—	$6,645	$83	$1
Our partnership settles the difference between the contracted fixed and floating rates of its interest rate swaps on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce our partnership’s cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

F-89 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 34.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)	Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2016.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2017	2016
Subsidiary and corporate borrowings	$10,164	$8,326
Preferred shares	20	20
Cash and cash equivalents(1)	(459)	(789)
Net debt	9,725	7,557
Total partnership capital	13,474	9,644
Total capital and net debt	$23,199	$17,201
Net debt to capitalization ratio	42%	44%

(1)	Includes marketable securities.
The Board, along with senior management of the Service Provider, reviews Brookfield Infrastructure’s capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.
Brookfield Infrastructure manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Brookfield Infrastructure also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.
Generally, Brookfield Infrastructure’s equity strategy is to issue equity in conjunction with acquisitions or outsized organic growth initiatives at our businesses. However, Brookfield Infrastructure may also issue equity opportunistically to enhance its liquidity to pursue investments. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.
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

Brookfield Infrastructure F-90

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
During the years ended December 31, 2017 and 2016, there were no breaches of any loan covenants within Brookfield Infrastructure.
Brookfield Infrastructure attempts to maintain sufficient financial liquidity at all times so that it is able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain its distribution of FFO to unitholders. Brookfield Infrastructure’s principal sources of liquidity are cash flows from its operations, undrawn credit facilities and access to public and private capital markets. Brookfield Infrastructure also structures the ownership of its assets to enhance its ability to monetize them to provide additional liquidity, if necessary.
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2017	2016
Corporate cash and financial assets	$205	$549
Availability under committed credit facilities	2,475	2,475
Draws on credit facility	(789)	—
Commitments under credit facility	(106)	(46)
Corporate liquidity	$1,785	$2,978

(1)	Corporate level only.
Brookfield Infrastructure’s $1.975 billion committed revolving credit facility and $500 million credit facility with Brookfield are available for investments and acquisitions, as well as general corporate purposes. Commitments under the committed revolving credit facility will be available on a revolving basis until June 30, 2022. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2017, there was $789 million drawn on this facility (2016: $nil) and $106 million was committed to letters of credit (2016: $46 million). Subsequent to December 31, 2017, we cancelled letters of credit issued by our subsidiaries which amounted to $59 million.

F-91 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2017
US$ MILLIONS
Accounts payable and other liabilities	$646	$45	$59	$293	$1,043
Corporate borrowings	99	—	1,445	557	2,101
Non-recourse borrowings	372	571	2,043	5,101	8,087
Financial liabilities	237	58	930	88	1,313

Interest Expense:
Corporate borrowings	49	47	106	25	227
Non-Recourse borrowings	381	348	864	1,343	2,936

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2016
US$ MILLIONS
Accounts payable and other liabilities	$540	$34	$26	$186	$786
Corporate borrowings	295	93	279	335	1,002
Non-recourse borrowings	286	233	1,708	5,109	7,336
Financial liabilities	229	29	49	74	381

Interest Expense:
Corporate borrowings	40	29	64	14	147
Non-recourse borrowings	361	342	871	1,450	3,024

(b)	Market Risk
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

Brookfield Infrastructure F-92

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2017 the balance of the portfolio was $85 million (2016: $3 million), a 10% change in the value of the portfolio would impact our equity by $9 million and result in an impact on the Consolidated Statement of Comprehensive Income of $9 million.
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

	2017		2016		2015
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$—	$—	$1	$(1)	$2	$(2)
Other comprehensive (loss) income	(1)	1	(1)	1	(2)	2

F-93 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Foreign Currency Risk Management
Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:

•	Brookfield Infrastructure leverages any natural hedges that may exist within its operations;

•	Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

•	Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2017, 2016 and 2015:

2017
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD	Total
Assets:
Current assets	$358	$276	$151	$322	$85	$78	$—	$68	$100	$57	$17	$1,512
Non-current assets	4,400	5,770	4,431	8,184	1,117	814	836	764	1,356	256	37	27,965
	$4,758	$6,046	$4,582	$8,506	$1,202	$892	$836	$832	$1,456	$313	$54	$29,477
Liabilities:
Current liabilities	$641	$227	$414	$73	$59	$55	$—	$26	$18	$30	$21	$1,564
Non-current liabilities	3,093	3,983	2,614	2,015	989	443	—	438	673	185	6	14,439
	3,734	4,210	3,028	2,088	1,048	498	—	464	691	215	27	16,003
Non-controlling interest—in operating subsidiaries and preferred unitholders	602	417	396	3,082	75	891	—	302	644	60	1	6,470
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(50)	407	332	959	23	28	240	19	35	11	8	2,012
Net investment	$472	$1,012	$826	$2,377	$56	$(525)	$596	$47	$86	$27	$18	$4,992

Brookfield Infrastructure F-94

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

2016
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD	Total
Assets:
Current assets	$849	$214	$127	$42	$102	$18	$—	$55	$127	$52	$46	$1,632
Non-current assets	3,744	5,542	3,739	1,895	1,070	677	718	700	1,260	265	33	19,643
	$4,593	$5,756	$3,866	$1,937	$1,172	$695	$718	$755	$1,387	$317	$79	$21,275
Liabilities:
Current liabilities	$833	$206	$262	$23	$50	$35	$—	$27	$27	$36	$16	$1,515
Non-current liabilities	1,636	3,764	2,243	—	941	309	—	369	636	186	32	10,116
	2,469	3,970	2,505	23	991	344	—	396	663	222	48	11,631
Non-controlling interest—in operating subsidiaries and preferred unitholders	919	370	333	189	89	261	—	294	610	58	23	3,146
Non-controlling interest—Redeemable Partnership Units held by Brookfield	344	405	294	493	26	26	206	19	33	11	3	1,860
Net investment	$861	$1,011	$734	$1,232	$66	$64	$512	$46	$81	$26	$5	$4,638

2015
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	Total
Assets:
Current assets	$234	$380	$470	$6	$126	$291	$—	$46	$1,553
Non-current assets	2,485	5,816	3,927	1,020	1,052	636	618	629	16,182
	$2,719	$6,196	$4,397	$1,026	$1,178	$927	$618	$675	$17,735
Liabilities:
Current liabilities	$502	$103	$434	$—	$30	$122	$—	$20	$1,210
Non-current liabilities	1,714	3,745	2,312	—	902	334	—	342	9,349
	2,216	3,848	2,746	—	932	456	—	362	10,559
Non-controlling interest—in operating subsidiaries and preferred unitholders	377	269	385	141	121	248	—	256	1,797
Non-controlling interest—Redeemable Partnership Units held by Brookfield	36	587	357	249	35	63	175	16	1,518
Net investment	$90	$1,492	$909	$636	$90	$160	$443	$41	$3,861
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

F-95 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

•
The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations (after considering the impact of foreign exchange derivative contracts).

	Impact on Net Income
	2017		2016		2015
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$(18)	$18	$(2)	$2	$8	$(8)
USD/EUR	(9)	9	(8)	8	5	(5)
USD/GBP	(3)	3	(6)	6	5	(5)
USD/BRL	21	(21)	14	(14)	—	—
USD/CLP	1	(1)	—	—	1	(1)
USD/CAD	(1)	1	(1)	1	1	(1)
USD/PEN	—	—	—	—	—	—
USD/INR	—	—	—	—	—	—

	Impact on Partnership Capital
	2017		2016		2015
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$—	$—	$—	$—	$24	$(24)
USD/EUR	—	—	35	(35)	18	(18)
USD/GBP	—	—	—	—	23	(23)
USD/CLP	8	(8)	10	(10)	13	(13)
USD/COP	7	(7)	6	(6)	6	(6)
USD/BRL	334	(334)	172	(172)	89	(89)
USD/CAD	—	—	—	—	11	(11)
USD/PEN	12	(12)	11	(11)	—	—
USD/INR	4	(4)	4	(4)	—	—

(c)	Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which are designed to ensure that Brookfield Infrastructure only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Brookfield Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect Brookfield Infrastructure’s scale of activity and allow it to manage its treasury business competitively.

Brookfield Infrastructure F-96

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

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
NOTE 35.  CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as adjusted funds from operations (“AFFO”), less estimated1 returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

1.	Estimated based on the discounted cash flow models which we utilize in order to value and measure the performance of our operations.

US$ MILLIONS	2017	2016
Partnership Capital	$13,474	$9,644
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(5,875)	(2,771)
Deficit	1,366	697
Accumulated other comprehensive income	(1,257)	(1,074)
Ownership changes	(109)	(109)
Invested Capital	$7,599	$6,387
The following table presents the change in Invested Capital during year ended December 31, 2017:

US$ MILLIONS	2017	2016
Opening balance	$6,387	$5,452
Issuance of preferred units	220	186
Issuance of limited partnership units and redeemable partnership units	992	749
Ending balance	$7,599	$6,387
Weighted Average Invested Capital	$6,885	$5,592

F-97 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

NOTE 36.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the Year Ended December 31,
US$ MILLIONS	2017	2016	2015
Interest paid	$451	$366	$332
Income taxes paid	$132	$33	$22
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the Year Ended December 31,
US$ MILLIONS	2017	2016	2015
Accounts receivable	$(31)	$31	$27
Prepayments and other	4	3	1
Accounts payable and other	158	11	(110)
Changes in non-cash working capital, net	$131	$45	$(82)

Brookfield Infrastructure F-98