Form 20-F
period 2018-12-31
Brookfield Infrastructure Partners L.P.
filed 2019-02-28
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2018
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
277,347,890 Limited Partnership Units as of December 31, 2018
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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

•
our “data infrastructure operations” are to our interest in French communication tower and fiber infrastructure operations and data storage operations in North and South America, Europe and the Asia Pacific, as described in Item 4.B “Business Overview—Our Operations—Data Infrastructure—Overview”;

•
our “energy operations” are to our interest in North American gas transmission operations in the United States, North American midstream energy and natural gas storage operations in the United States and Canada, North American district energy operations in the United States and Canada, and Australian energy distribution operations, as described in Item 4.B “Business Overview—Our Operations—Energy—Overview”;

•
the “Exchange LP Units” are to the exchangeable units of Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of our partnership, which were issued in connection with our partnership’s acquisition of an effective 30% interest in Enercare Inc. (“Enercare”), and which provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units;

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

Brookfield Infrastructure 1

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

2 Brookfield Infrastructure

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

•
our “transport operations” are to our interests in Australian and Brazilian rail operations, port operations in the United States, the U.K., Europe, Australia, and New Zealand, toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;

•
“Chilean electricity transmission operation” means the 27.8% interest in ETC Transmission Holdings, S.L. the parent company of Transelec S.A., a regulated electricity transmission operation in Chile, with subsidiaries in Peru, that was sold by Brookfield Infrastructure in 2018;

•
our “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively;

•
“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 5 Preferred Units”, “Series 6 Preferred Units”, “Series 7 Preferred Units”, “Series 8 Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units” and “Series 12 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 6, cumulative class A preferred limited partnership units, series 7, cumulative class A preferred limited partnership units, series 8 in our partnership, cumulative class A preferred limited partnership units, series 9 in our partnership, cumulative class A preferred limited partnership units, series 10 in our partnership, cumulative class A preferred limited partnership units, series 11 in our partnership, and cumulative class A preferred limited partnership units, series 12 in our partnership, respectively;

•
“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 5 Preferred Units”, “Holding LP Series 7 Preferred Units”, “Holding LP Series 9 Preferred Units” and “Holding LP Series 11 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 7 of the Holding LP, cumulative class A preferred limited partnership units, series 9 of the Holding LP, and cumulative class A preferred limited partnership units, series 11 of the Holding LP, respectively;

Brookfield Infrastructure 3

•
our “utilities operations” refer to our interests in an Australian regulated terminal operation, South American electricity transmission operations in Brazil and distribution operation in Colombia, European regulated distribution operation in the U.K. and South American natural gas transmission operation, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and

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
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain forward-looking statements and information concerning our business and operations. The forward-looking statements and information also relate to, among other things, our business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein.
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

4 Brookfield Infrastructure

•
future sales and issuances of our units, preferred units or securities exchangeable for our units, or the perception of such sales or issuances, could depress the trading price of our units or preferred units;

•	pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;

•	deployment of capital for our committed backlog and other projects we are pursuing may be delayed, curtailed or redirected altogether;

•	acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

•	foreign currency risk and risk management activities;

•	increasing political uncertainty, which may impact our ability to expand in certain markets;

•	general economic conditions and risks relating to the economy;

•	commodity risks;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	availability and cost of credit;

•	government policy and legislation change;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	exposure to occupational health and safety related accidents;

•	exposure to increased economic regulation and adverse regulatory decisions;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

Brookfield Infrastructure 5

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	our infrastructure business is at risk of becoming involved in disputes and possible litigation;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress, which creates uncertainties;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on technology and exposure to cyber-security attacks;

•	customers may default on their obligations;

•	reliance on tolling and revenue collection systems;

•	our ability to finance our operations due to the status of the capital markets;

•	changes in our credit ratings;

•	our operations may suffer a loss from fraud, bribery, corruption or other illegal acts;

•	Brookfield’s influence over our partnership and our partnership’s dependence on the Service Provider;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•	interests in our General Partner may be transferred to a third party without unitholder or preferred unitholder consent;

•	Brookfield may increase its ownership of our partnership;

•	our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders or preferred unitholders;

•	conflicts of interest between our partnership, our preferred unitholders and our unitholders, on the one hand, and Brookfield, on the other hand;

•	our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•	our General Partner may be unable or unwilling to terminate the Master Services Agreement;

•	the limited liability of, and our indemnification of, the Service Provider;

•	our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;

•	market price of our units and preferred units may be volatile;

•	dilution of existing unitholders;

•	adverse changes in currency exchange rates;

6 Brookfield Infrastructure

•	investors may find it difficult to enforce service of process and enforcement of judgments against us;

•	we may not be able to continue paying comparable or growing cash distributions to unitholders in the future;

•	our partnership may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (“Investment Company Act”);

•	we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•	we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;

•	effectiveness of our internal controls over financial reporting;

•	changes in tax law and practice; and

•	other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements and information might not occur. These risks could cause our actual results and our plans and strategies to vary from our forward-looking statements and information. We qualify any and all of our forward-looking statements and information by these cautionary factors. Please keep this cautionary note in mind as you read this annual report on Form 20-F. We disclaim any obligation to update or revise publicly any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise, except as required by applicable law.
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

Brookfield Infrastructure 7

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
Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
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

8 Brookfield Infrastructure

For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings, and Invested Capital, as well as a reconciliation of net income to these performance measures, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Brookfield Infrastructure 9

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    SELECTED FINANCIAL DATA
The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	For the year ended December 31,
Statements of Operating Results	2018	2017	2016	2015	2014
Revenue	$4,652	$3,535	$2,115	$1,855	$1,924
Direct operating costs	(2,208)	(1,509)	(1,063)	(798)	(846)
General and administrative expenses	(223)	(239)	(166)	(134)	(115)
Depreciation and amortization expense	(801)	(671)	(447)	(375)	(380)
Interest expense	(555)	(428)	(392)	(367)	(362)
Share of (losses) earnings from investments in associates and joint ventures	(13)	118	248	69	50
Mark-to-market on hedging items	137	(66)	74	83	38
Gain on sale of associates	338	—	—	—	—
Other (expenses) income	(157)	7	174	54	(1)
Income before income tax	1,170	747	543	387	308
Current income tax expense	(318)	(106)	(33)	(22)	(30)
Deferred income tax (expense) recovery	(46)	(67)	18	26	(49)
Net income	$806	$574	$528	$391	$229
Net income attributable to partnership(1)	410	125	487	301	184
Net income (loss) per limited partnership unit (basic and diluted)(2)	0.59	(0.04)	1.13	0.69	0.45
Funds from Operations (FFO)(3)	1,231	1,170	944	808	724
Per unit FFO(4)	3.11	3.11	2.72	2.39	2.30
Adjusted Funds from Operations (AFFO)(5)	982	941	771	672	593
Adjusted EBITDA(6)	1,613	1,564	1,322	1,177	1,142
Adjusted Earnings(7)	509	569	505	464	350
Adjusted Earnings per unit(4)	1.29	1.51	1.45	1.38	1.11
Per unit distributions	1.88	1.74	1.55	1.41	1.28

(1)
Net income (loss) attributable to partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.

(2)	During the year ended December 31, 2018, on average there were 276.9 million limited partnership units outstanding (2017: 264.6 million, 2016: 244.7 million, 2015: 238.9 million, 2014: 225.4 million).

10 Brookfield Infrastructure

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

(4)
During the year ended December 31, 2018, on average there were 395.4 million units outstanding (2017: 376.8 million, 2016: 347.2 million, 2015: 337.4 million, 2014: 315.1 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

(5)
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

(6)
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

US$ MILLIONS	As of December 31,
Statements of Financial Position Key Metrics	2018	2017	2016	2015	2014
Cash and cash equivalents	$540	$374	$786	$199	$189
Total assets	36,580	29,477	21,275	17,735	16,495
Corporate borrowings	1,993	2,101	1,002	1,380	588
Non-recourse borrowings	13,113	8,063	7,324	5,852	6,221
Partnership Capital	14,668	13,474	9,644	7,176	6,322

Brookfield Infrastructure 11

Net income is the most directly comparable IFRS measure to FFO and AFFO. The following table reconciles net income to FFO and AFFO.

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2018	2017	2016	2015	2014
Net income	$806	$574	$528	$391	$229
Add back or deduct the following:
Depreciation and amortization	801	671	447	375	380
Share of losses (earnings) from investments in associates and joint ventures	13	(118)	(248)	(69)	(50)
FFO contribution from investments in associates and joint ventures	546	584	454	341	289
Income tax expense (recovery)	364	173	15	(4)	79
Mark-to-market on hedging items and other	20	59	(248)	(137)	(37)
Gain on sale of associates	(338)	—	—	—	—
Other (expense) income	(34)	(61)	95	36	11
Consolidated Funds from Operations	2,178	1,882	1,043	933	901
FFO attributable to non-controlling interests	(947)	(712)	(99)	(125)	(177)
FFO	1,231	1,170	944	808	724
Maintenance capital expenditures	(249)	(229)	(173)	(136)	(131)
AFFO	$982	$941	$771	$672	$593

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

12 Brookfield Infrastructure

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
In addition, we may be affected by political uncertainties in the United States and Europe, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future.

Brookfield Infrastructure 13

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
Alternative technologies could impact the demand for, or use of, the business and assets that we own and operate and could impair or eliminate our competitive advantage of our businesses and assets.
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

14 Brookfield Infrastructure

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

Brookfield Infrastructure 15

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
Our acquisitions, dispositions and other transactions are subject to a number of closing conditions, including, as applicable, security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our units may significantly decline and we may not be able to achieve the expected benefits of the transactions. Although we expect to generate $1.5 to $2 billion of net proceeds from asset sales in the next 12 to 18 months, we can provide no assurance that those sales will be completed on the anticipated time frame, or at all.

16 Brookfield Infrastructure

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
A key part of our growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labor, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier; (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations and unanticipated problems with project start-up; and (iv) defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation periods). Such unexpected increases may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.
In addition, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels. For example, a liquidated damages regime applies in respect of some of the expansion of works at our Brazilian toll road business.
We currently have approximately $1.8 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $2.2 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.

Brookfield Infrastructure 17

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
Some assets in our portfolio have a requirement for significant capital expenditure. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If we are unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then we may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing unitholders at the time. Any additional indebtedness would increase our leverage and debt payment obligations, and may negatively impact our business, financial condition and results of operations.
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

18 Brookfield Infrastructure

All of our operating entities are subject to changes in government policy and legislation.
Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which we have no control such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including changes to the administration of the London Inter-bank Offered Rate (“LIBOR”); currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities are located or conduct business or the countries in which the customers of our operating entities are located or conduct business or both.
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
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating entities. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.
We may be exposed to natural disasters, weather events, uninsurable losses and force majeure events.
Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars and labor strikes. The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.

Brookfield Infrastructure 19

Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our South American toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation, our Australian distribution operations and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.
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
In addition, in some jurisdictions where we have operations, labor forces have a legal right to strike, which may have an impact on our operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption which impacted our ability to operate.

20 Brookfield Infrastructure

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
Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, in 2010 regulatory action taken by the Federal Energy Regulatory Commission (“FERC”) saw a significant reduction in annual cash flow expectations of our North American gas transmission operations. Similar periodic regulatory resets resulting in a decline in annual cash flows have occurred at our Australian coal terminal and our Texas electricity transmission operation in 2016 and 2018, respectively.

Brookfield Infrastructure 21

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
It is difficult to assess the impact of any such changes on Brookfield Infrastructure. These schemes may result in increased costs to our operations that may not be able to be passed onto our customers and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to the operations of Brookfield Infrastructure (and the costs of such regulations are not able to be fully passed on to consumers), our financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.
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

22 Brookfield Infrastructure

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

Brookfield Infrastructure 23

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
In addition, a government, court, regulator, or indigenous or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. In Australia, native title legislation provides for a series of procedures that may need to be complied with if native title is declared on relevant land. In Canada, for example, courts have recognized that First Nations peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. In either case, the claims of a First Nations or similar group may affect the existing or future activities of our operations, impact on our business, financial condition and results of operations, or require that compensation be paid.
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

24 Brookfield Infrastructure

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

Brookfield Infrastructure 25

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
Our computer systems may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. Further, the operating equipment used by our assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.

26 Brookfield Infrastructure

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
Furthermore, our data infrastructure operations rely for their continued viability on the ongoing demand for tower infrastructure, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies.
Many of our operations depend on relevant contractual arrangements.
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated gas transmission operation during 2018. As this accounts for a majority of its cash flow, our Brazilian regulated gas transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several commercial track access agreements to provide access to our rail network for the haulage of commodities. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
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

Brookfield Infrastructure 27

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
Our financing strategy involves both the issuance of partnership level equity and the issuance of corporate debt. For example, in September 2017, we issued approximately 16.6 million units at $42.10 per unit in the United States and Canada, together with 7,423,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement. In September 2018, we raised C$500 million of gross proceeds through the issuance of medium term notes and C$250 million of gross proceeds through the issuance of Series 11 Preferred Units in Canada.
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

28 Brookfield Infrastructure

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
Brookfield is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. In addition, the Service Provider, which includes wholly-owned subsidiaries of Brookfield, provides management and administration services to us pursuant to our Master Services Agreement. Our partnership and the Holding LP generally do not have any employees and depend on the management and administration services provided by the Service Provider. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. For further information on our governance and management arrangements see Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.

Brookfield Infrastructure 29

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

•
it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•
the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•
Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying assets may not be consistent with our acquisition strategy and, therefore, may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•
in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, partnership or consortium.

30 Brookfield Infrastructure

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D.–“Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
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
Our General Partner may transfer its general partnership interest to a third party in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the shareholder of our General Partner may sell or transfer all or part of its shares in our General Partner. Neither unitholder nor preferred unitholder consent will be sought in either case. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, our partnership cannot predict with any certainty the effect that any transfer in the ownership of our General Partner would have on the trading price of our units and preferred units or our partnership’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our partnership’s business, financial condition and results of operations may suffer.

Brookfield Infrastructure 31

Brookfield’s ownership position of our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
Brookfield beneficially owns, directly or indirectly, approximately 29.5% of our units, assuming exchange of 115,824,992 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” In addition, Brookfield owns approximately 0.4% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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

32 Brookfield Infrastructure

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
Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our preferred unitholders and unitholders, including when conflicts of interest arise. Specifically, our Limited Partnership Agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our Limited Partnership Agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the General Partner, therefore take into account the interests of third parties, including Brookfield, and, where applicable, any Brookfield managed vehicle, consortium or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield managed vehicles, consortiums or partnerships. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

Brookfield Infrastructure 33

In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. Our Limited Partnership Agreement also allows affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
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
In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the Exchange LP Units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.

34 Brookfield Infrastructure

Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our partnership of approximately 29.5% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.
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
The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider; (ii) the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; (iii) the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. Our General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreements”.

Brookfield Infrastructure 35

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

36 Brookfield Infrastructure

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

Brookfield Infrastructure 37

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last ten years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Future sales or issuances of our units, preferred units or securities exchangeable into our units, or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of our units, preferred units or securities exchangeable into our units, or the exchange of Exchange LP Units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in September 2017, we issued 16,628,000 units in a public offering in the United States and Canada, together with 7,423,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement. In October 2018, we issued 5,726,170 Exchange LP Units in connection with our acquisition of Enercare. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.

38 Brookfield Infrastructure

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
Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be instances where publicly available information about our partnership is either different or presented in a different manner than what is typically published by or about other public limited partnerships in the United States that are U.S. domestic issuers. As a foreign private issuer, our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership as it is a foreign private issuer.

Brookfield Infrastructure 39

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

40 Brookfield Infrastructure

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

Brookfield Infrastructure 41

We may need additional funds in the future and we may issue additional units or preferred units in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders and preferred unitholders.
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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

42 Brookfield Infrastructure

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

Brookfield Infrastructure 43

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

44 Brookfield Infrastructure

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

Brookfield Infrastructure 45

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

46 Brookfield Infrastructure

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

Brookfield Infrastructure 47

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

48 Brookfield Infrastructure

Our partnership’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.
Our partnership has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our partnership’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Administrative Matters—Information Returns and Audit Procedures”.
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

Brookfield Infrastructure 49

The effect of comprehensive U.S. tax reform legislation on our partnership and unitholders, whether adverse or favorable, is uncertain.
U.S. federal income tax reform legislation known as the “Tax Cuts and Jobs Act”, which was signed into law on December 22, 2017, has resulted in fundamental changes to the U.S. Internal Revenue Code. Among such changes, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our partnership, the Holding LP, the Holding Entities, the operating entities, and our unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.
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
Any of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.

50 Brookfield Infrastructure

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

52 Brookfield Infrastructure

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

Brookfield Infrastructure 53

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Holding LP will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.
Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership, and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of any taxes withheld or paid by our partnership, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders or as a general expense of our partnership, as determined by our General Partner in its sole discretion. However, our General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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

54 Brookfield Infrastructure

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the Toronto Stock Exchange (“TSX”)), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), and a tax-free savings account (“TFSA”). However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
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

Brookfield Infrastructure 55

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
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Europe and Asia Pacific. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 29.5% interest in our partnership assuming exchange of the Redeemable Partnership Units.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long-term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

56 Brookfield Infrastructure

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
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio target at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our recurring growth capital expenditures.
In February 2019, the board of directors of our General Partner approved a 7% increase in our annual distribution to $2.01 per unit, or $0.5025 per unit quarterly. Distributions have grown at a compound annual growth rate of 10% since inception of our partnership in 2008. We target a 5% to 9% annual distribution growth in light of the growth that we foresee in our operations. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure—Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations”.
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

Brookfield Infrastructure 57

The following table outlines the formative events in the history and development of our business:

Date	Segment	Event

May 2007	Corporate:
Prior to the spin-off, Brookfield acquired the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations, in 1982; (ii) a 50% interest in our Canadian freehold timberlands, in May 2005; (iii) a 28% interest in our Chilean electricity transmission operation, in June 2006; (iv) 7%-18% interests in TBE, a group of five related transmission investments in Brazil, in 2006; and (v) a 100% interest in our U.S. freehold timberlands, in April 2007.

May 2007	Utilities:
Our Chilean electricity transmission operation was acquired by Brookfield on June 30, 2006 by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our disproportionate funding of this purchase price adjustment, our ownership in our Chilean electricity transmission operation increased to approximately 18% from approximately 11% at the time of the spin-off.

May 2007	Utilities & Timber:
In conjunction with the spin-off, Brookfield contributed the following interests in our utilities and timber operations to us: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our Chilean electricity transmission operation; (iv) 7%-18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.

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

58 Brookfield Infrastructure

Date	Segment	Event

November 2009	Corporate:
On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime (collectively, the “BBI Transaction”). In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a U.K. port operation, which is one of the largest in the U.K. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australian regulated distribution operations, U.K. regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.

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
On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile. We hold all or a portion of our interests in our Australian regulated terminal operations, our U.K. port operations, our Texas electricity transmission project, our high-voltage direct current (“HVDC”) submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.

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
On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit under its shelf registrations in the United States and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail operation, including the pay down of our corporate credit facility, which had been primarily drawn over the previous nine months to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

Brookfield Infrastructure 59

Date	Segment	Event

December 2011	Transport:
On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometer toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively. This investment seeded our toll road platform with high quality assets in a high growth country with a favorable concession regime.

January 2012	Utilities:
On January 27, 2012, we purchased an ownership interest in a Colombian regulated distribution utility. This utility serves a predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometers north of Bogotá with emerging cement, steel and coal industries.

April 2012	Energy:	On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta for $16 million.
August 2012	Corporate:
In August 2012, Brookfield Infrastructure issued approximately 11.1 million units at an offering price of $33.25 per unit under its shelf registrations in the United States and Canada. Brookfield acquired approximately 4.4 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled $497 million. The net proceeds were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.

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
On November 13, 2012, we completed the merger of our existing U.K. regulated distribution business with a U.K. regulated distribution business that we acquired in the third quarter of 2012. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million. Brookfield Infrastructure maintained control of this business, while bringing on board a respected global infrastructure investor as a minority partner who we believe is well-suited to work with us in support of the growth of the combined business over the long-term.

60 Brookfield Infrastructure

Date	Segment	Event

December 2012	Transport:
On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. Following this acquisition, Brookfield Infrastructure owns interests in 11 toll roads in Brazil and Chile. Its 3,200 kilometer network is diversified with a balance of light and heavy vehicles and urban and interurban traffic. As one of the largest owner/operators of toll roads in the region, Brookfield Infrastructure is well positioned to invest in additional expansions and upgrades of the system as well as add-on acquisitions and development opportunities in two of the highest growth countries in the region. As required by law, Brookfield Infrastructure and its partners made a tender offer to acquire the interests of the minority holders of the Brazilian toll roads, which resulted in Brookfield Infrastructure acquiring an additional interest in the Brazilian toll road business in September 2013.

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
In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit under its shelf registrations in the United States and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

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

Brookfield Infrastructure 61

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

62 Brookfield Infrastructure

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

March 2015	Data Infrastructure:
On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in TDF, a European telecommunications infrastructure operation, for approximately $415 million.

Brookfield Infrastructure 63

Date	Segment	Event

April 2015	Corporate:
In April 2015, Brookfield Infrastructure issued approximately 13.4 million units at an offering price of $45.00 per unit under its shelf registrations in the United States and Canada. Brookfield acquired approximately 8.1 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest in our partnership. Net proceeds from this equity offering totaled approximately $926 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.

June 2015	Corporate:
On June 12, 2015, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2020. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.

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
On November 5, 2015, an Australian subsidiary of our partnership (the “Acquirer”) acquired 188 million shares in Asciano Limited representing a 14.9% interest. Concurrently, the Acquirer entered into arrangements to acquire an indirect economic interest of an additional 4.3%, for a total direct and indirect interest of 19.3%. Total consideration paid for the interest in Asciano Limited was approximately $1.2 billion, with Brookfield Infrastructure’s share of that investment being approximately $900 million.

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

64 Brookfield Infrastructure

Date	Segment	Event

December 2015	Energy:
On December 10, 2015, Kinder Morgan, Inc and Brookfield Infrastructure jointly acquired, from Myria Holdings, Inc., the 53% equity interest in Natural Gas Pipeline Company of America LLC (“NGPL”) not already owned by them for a total purchase price of approximately $242 million. Brookfield Infrastructure paid approximately $106 million and increased its ownership from 26.5% to 50%.

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

Brookfield Infrastructure 65

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
In June 2016, Brookfield Infrastructure and its partners agreed to construct approximately 2,800 kilometers of greenfield transmission lines in Brazil and establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework.

July 2016	Corporate:
On July 8, 2016, Brookfield closed a $14 billion infrastructure fund. Brookfield manages the fund and has committed $4 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.

July 2016	Energy:
On July 19, 2016, Brookfield Infrastructure acquired a 40% interest in Rockpoint for consideration of $227 million through a Brookfield‑sponsored infrastructure fund. This consideration was comprised of $141 million of Rockpoint senior notes currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $19 million of a working capital credit facility provided to Rockpoint by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million.

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

66 Brookfield Infrastructure

Date	Segment	Event

September 2016	Utilities
On September 23, 2016, Brookfield Infrastructure, together with institutional clients of Brookfield Asset Management announced that they had reached an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. (“NTS”) a system of natural gas transmission assets in the southeast of Brazil owned by Petrobras, for approximately $5.3 billion.

October 2016	Utilities:
In October 2016, Brookfield Infrastructure and its partners agreed to construct an additional 1,400 kilometers of greenfield transmission lines in Brazil, bringing the total development to 4,200 kilometers. Brookfield Infrastructure will deploy approximately $300 million during the construction period. Construction of these projects is underway and they are expected to be commissioned over the subsequent five years.

October 2016	Utilities:
On October 31, 2016, we completed the sale of our 100% interest in the Ontario electricity transmission operation to a third party for gross proceeds of approximately C$370 million and net proceeds of approximately C$220 million.

December 2016	Corporate:
On December 2, 2016, we issued 15,625,000 units at an offering price of $32.00 per unit in public offerings in the U.S. and Canada. In a concurrent private placement, Brookfield acquired 8,139,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $750 million ($730 million net of issuance costs). Our partnership used the net proceeds to partially fund its investment in the NTS acquisition and to deploy our backlog of organic growth projects.

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

Brookfield Infrastructure 67

Date	Segment	Event

May 2017	Energy:	On May 31, 2017, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $200 million into the business to pay down operating level debt.
September 2017	Corporate:
On September 15, 2017, our partnership issued 16,628,000 units at an offering price of $42.10 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 7,423,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $1 billion ($972 million net of issuance costs). Net proceeds were used primarily to fund future investment opportunities and to deploy our backlog of organic growth projects.

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
$100 million for this interest.

December 2017	Corporate:	On December 22, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an effective 3% interest in Gas Natural, for approximately $30 million.
December 2017	Utilities:	Brookfield Infrastructure signed definitive agreements to sell its 27.8% interest in its Chilean electricity transmission operation for $1.3 billion.
January 2018	Corporate:
On January 23, 2018, our partnership issued eight million Series 9 Preferred Units at an offering price of C$25.00 per unit in a public offering in Canada. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Net proceeds from this offering totaled approximately C$194 million.

68 Brookfield Infrastructure

Date	Segment	Event

March 2018	Utilities:
On March 15, 2018, Brookfield Infrastructure completed the sale of its 27.8% interest in a Chilean electricity transmission operation to a third party for gross proceeds of approximately $1.3 billion and net proceeds of approximately $1.1 billion.

May 2018	Utilities:
On May 15, 2018, Brookfield Infrastructure’s Brazilian regulated gas transmission business completed the issuance of approximately $1.5 billion five-year senior notes in the local market at a rate of approximately 7.1% at the time of issuance. The proceeds of approximately $440 million were distributed to our partnership.

June 2018	Utilities:
On June 1, 2018, Brookfield Infrastructure, alongside institutional partners, acquired an effective 16% interest in Gas Natural S.A. ESP (“GN”), a Colombian natural gas distribution business for $150 million.

July 2018	Energy:
On July 4, 2018, Brookfield Infrastructure, alongside institutional partners, agreed to acquire Enbridge Inc.’s Western Canadian natural gas gathering and processing business for total consideration of approximately $3.3 billion (Brookfield Infrastructure’s share of equity, approximately $540 million). The transaction is expected to close in two phases. The facilities subject to provincial regulation reached financial close in October 2018 and the facilities subject to federal regulation are expected to close in mid-2019. Completion of the second phase is subject to certain closing conditions and regulatory approvals.

September 2018	Transport:
On September 7, 2018, Brookfield Infrastructure, alongside institutional partners (the “Indian toll roads consortium”), expanded its toll road operations through the acquisition of an effective 29% interest in Simhapuri Expressway Ltd, a toll road business in India, for total consideration of $53 million. Subsequently, on November 5, 2018, the Indian toll roads consortium acquired an effective 26% interest in Rayalseema Expressway Private Limited, a second toll road business in India, for total consideration of $5 million.

September 2018	Corporate:
On September 10, 2018, our partnership completed a C$500 million corporate bond issuance through a public offering in Canada. Proceeds were used to fund an active pipeline of new investment opportunities and a growing backlog of committed organic growth capital expenditure projects.

September 2018	Corporate:
On September 12, 2018, our partnership issued 10 million Series 11 Preferred Units at an offering price of C$25.00 per Series 11 Preferred Unit in a public offering in Canada. Holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Net proceeds from this offering totaled approximately C$244 million or $185 million.

October 2018	Energy:
On October 1, 2018, Brookfield Infrastructure, alongside institutional partners, acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for $281 million. Under Brookfield Infrastructure’s ownership, the business was renamed NorthRiver Midstream Inc.

Brookfield Infrastructure 69

Date	Segment	Event

October 2018	Energy:
On October 16, 2018, Brookfield Infrastructure, alongside institutional partners, acquired an effective 30% interest in Enercare Inc. (“Enercare”), a North American residential energy infrastructure business, for $427 million. As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 Exchange LP Units to be issued by Exchange LP for each share of Enercare. $232 million of Exchange LP Units, or 5.7 million Exchange LP Units were issued by Exchange LP. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.

October 2018	Corporate:	On October 30, 2018, our partnership repaid C$125 million of medium term notes issued in 2015.
December 2018	Data Infrastructure:
On December 31, 2018, Brookfield Infrastructure, alongside institutional partners, acquired an effective 29% interest in AT&T’s large-scale, multi-tenant data center portfolio for approximately $164 million.

January 2019	Data Infrastructure:	On January 4, 2019, Brookfield Infrastructure, alongside institutional partners, acquired DCI Data Centers, an Australian data storage business, for approximately $48 million.
February 2019	Corporate:
On February 5, 2019, a wholly-owned subsidiary of our partnership issued four million Senior Preferred Shares, Series 1 (“Series 1 Shares”), at an offering price of C$25.00 per share in a public offering in Canada. Holders of the Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Net proceeds from this offering totaled approximately C$97 million or $73 million.

February 2019	Transport:
On February 7, 2019, Brookfield Infrastructure completed the sale of a third of its interest (approximately 17%) in the Chilean toll roads business for total consideration of approximately $195 million.

For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, “Liquidity and Capital Resources—Capital Reinvestment” and Note 30, “Contractual Commitments” in our financial statements included in this annual report on Form 20-F.

70 Brookfield Infrastructure

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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Regulated Distribution • Regulated Terminal	• North & South America • Europe & South America • Asia Pacific
Transport
Provide transportation for freight, bulk commodities and passengers	• Rail • Toll Roads • Ports	• Asia Pacific & South America • Asia Pacific & South America • Europe, North America & Asia Pacific
Energy
Systems that provide energy transmission, gathering, processing and storage services	• Natural Gas Midstream and Storage • Distributed Energy Control Infrastructure	• North America • North America & Asia Pacific
Data Infrastructure
Provide critical infrastructure and services to global communication companies	• Telecommunications and Fiber • Data Storage	• Europe • North & South America, Asia Pacific, Europe

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

Brookfield Infrastructure 71

Overview
Our utilities segment is comprised of regulated transmission (natural gas and electricity), regulated utilities businesses, including regulated distribution (electricity and natural gas connections), and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

72 Brookfield Infrastructure

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,000 kilometers of natural gas pipelines in Brazil

•	Approximately 2,200 kilometers of operating transmission lines in North and South America with an additional 2,700 kilometers of greenfield electricity transmission under development in South America
Regulated Distribution

•	Approximately 6.6 million connections, predominantly electricity and natural gas, and approximately 1.1 million smart meters
Regulated Terminal

•	One of the world’s largest metallurgical coal export terminals, with 85 million tons per annum (“mtpa”) of capacity
Regulated Transmission
Our regulated gas transmission operation in Brazil operates over 2,000 km of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 12 years. These assets operate as authorizations that expire between 2039 and 2041.
Our regulated electricity transmission operations are comprised of approximately 2,200 kilometers of operating electricity transmission lines in North and South America. Our North American electricity transmission operations consist of approximately 600 kilometers of 345 kilovolt (“kV”) transmission lines in Texas. Our South American electricity transmission system is comprised of approximately 1,600 kilometers of 500 kV and 230 kV transmission lines in Brazil. In March 2018, we sold our electricity transmission systems in Chile for $1.3 billion.
We have already invested $140 million in greenfield transmission development in Brazil and expect to further invest $365 million. 1,600 kilometers of greenfield transmission have been commissioned to date, with an additional 2,700 kilometers to be commissioned over the next four years, in projects that were recently awarded to us under government auctions. These are attractive 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.

Brookfield Infrastructure 73

Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In North America, our transmission lines facilitate the delivery of wind power to population centers as part of Texas’ competitive renewable energy zone program. In Brazil, our lines under development are located in the northeast and center east including in the states of Bahia, Ceará, Rio Grande do Norte, Piauí, Paraiba and Minas Gerais. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to population centers in the South. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo’s growing supply regions.
All of our regulated transmission operations benefit from stable long-term cash flows. Our Texas operations have a broad customer base with revenues assessed on system-wide demand and collected on a state-wide basis, mitigating our volume and credit risk. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction under 30-year concession agreements which expire between 2044 and 2047. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements that have an average remaining life of 12 years.
Regulatory Environment
All of our regulated transmission operations are located in regions with stable regulatory environments. In Brazil, electricity transmission is regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). Transmission lines are auctioned by ANEEL, which grants the right to construct, maintain and operate the transmission lines under a concession agreement. Concessions are awarded for a period of 30 years based on the lowest regulated revenue (“RAP”) bid by the market. RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital. The natural gas transmission industry in the country is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels (“ANP”). Each GTA provides owners with a return on regulatory asset base (“RAB”) and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operate as authorizations that expire between 2039 and 2041, upon which the assets will revert back to the government.
Our Texas transmission business operates under a historical cost of service regulatory regime overseen by the Public Utility Commission of Texas. Our Texas transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system’s assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate annually based on total system peak annual electric loads, which are measured by the Electric Reliability Council of Texas, a not-for-profit corporate entity that is responsible for the day to day operation of Texas’ electrical system.
Growth Opportunities
We believe that attractive growth opportunities exist for our transmission operations.
Our electricity transmission concessions in Brazil are required for the expansion of the region’s transmission system grid to connect new electricity generation resources, including wind located in the northeast and hydro in the north to satisfy growing demand. We believe that due to the geographic location of our concessions, there are opportunities to secure system reinforcements which will generate incremental RAP, as well as secure new concessions at upcoming auctions.

74 Brookfield Infrastructure

Generation in Texas is expected to be developed in the western area of the state which is away from population centers in the east. In addition, strong economic growth and an aging infrastructure will drive the need for further expansions and upgrades of the existing transmission system. We are favorably positioned to take advantage of these opportunities due to our geographical location in west Texas, as well as our incumbent status.
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. This operation is well positioned to absorb increasing demand at natural gas-fueled thermal plants as hydro energy production normalizes and the production of natural gas generated from pre-salt oil fields increases.
Regulated Distribution
Our regulated distribution operations have approximately 6.6 million electricity and natural gas connections in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3 million connections. In South America, our electricity distribution business is in the Boyacá province of Colombia, a region that is approximately 150 kilometers north of the capital, Bogotá. Our natural gas distribution business primarily services Bogotá, which represents approximately 80% of the total system rate base with the remaining 20% located across various municipalities.
Strategic Position
Our regulated distribution operations are critical to the markets in which they are located. In the U.K., our system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our South American regulated electricity and natural gas distribution businesses provide reliable power to approximately 480,000 and 3.1 million customers, respectively.
Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and business users. Our South American regulated electricity distribution operations provide power to a customer base that is primarily residential, with nearly 100% urban electrification and 92% rural electrification in the areas we service. Our South American regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 22,000 kilometers.
Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for six product lines which include: natural gas, electricity, fiber, water, wastewater, and district heating. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.

Brookfield Infrastructure 75

Both our South American electricity distribution and natural gas distribution businesses operate under the same Colombian regulatory framework and earn a regulated return on the replacement cost of the system plus a charge to cover operating expenses. Our rates are determined during tariff reviews which commence every five years. Our annual regulated return at both our electricity and natural gas distribution businesses is approximately 13%, and is adjusted by an inflation factor between rate reviews. During 2018, the regulator announced a new framework, effective in the second quarter of 2019. Overall, we believe that the new regulatory framework will have minimal impact on our electricity distribution business as the changes to the methodology should result in us earning a similar return on our investment. Going forward, remuneration is calculated based on a depreciated rate base with recognition of new investments at the beginning of each year. We expect investments to increase commensurate with demand growth as the network will require system expansion and quality improvements. Operating revenues will be based on a volume cap model, which removes customer demand risk as compared to the previous regulation which used a price cap. At our regulated natural gas distribution business, we believe that the new framework will lower the headline regulated return but provide operators with additional revenue opportunities that will help offset any potential reduction.

Growth Opportunities
We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. operations are expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the establishment of new product offerings such as water and district energy, which will increase our bundled service offering to new and existing customers. In addition, we continue to benefit from participation in the U.K. smart meter roll out program as we adopted approximately 300,000 smart meters from U.K. energy retailers in 2018, bringing our total adopted meters to 1.1 million to date. We have the opportunity to bring the total portfolio to 3.6 million meters based on existing agreements. In South America, our regulated electricity distribution operations have an operating license which allows us to expand vertically into the generation, transmission, and retail sectors. The business is located in a region that is home to emerging industries and is experiencing strong economic growth, which will drive the need for further build-out of our distribution system and regional expansion of the transmission system. Our South American regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.1 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. There are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, the unregulated market presents various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
Regulated Terminal
Our regulated terminal operation comprises inloading, stockyard and outloading facilities that handle metallurgical and thermal coal mined in the central Bowen Basin region of Queensland, Australia, a high quality and low cost source of predominately metallurgical coal. Our terminal is one of the world’s largest export terminals, accounting for approximately 18% of global seaborne metallurgical coal exports and 5% of total global seaborne coal exports.

76 Brookfield Infrastructure

The regulated terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total capacity for which they contract and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In the event that any user no longer requires their capacity and allows their contract to expire, or defaults on their contract, the regulatory regime re-socializes this capacity amongst the other users, thereby providing protection for the full recovery of capital investments.
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
Regulatory Environment
The terminal’s operation is regulated by the Queensland Competition Authority (“QCA”). The current regulatory period is set for five years ending June 30, 2021. The QCA utilizes a return on regulated asset base methodology to calculate our annual revenue with a current weighted average cost of capital allowed by the QCA of 5.8%. Our coal terminal’s regulated rate base increases each year with inflation and capital expenditures and decreases by depreciation.
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

Brookfield Infrastructure 77

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
Our transport segment is comprised of the following:
Rail

•	Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in South America
Toll Roads

•	Approximately 4,200 kilometers of motorways in Brazil, Chile, Peru and India

Ports

•	37 terminals in North America, U.K., Australia and across Europe
Rail
Our Australian rail network is comprised of over 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 31 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.

78 Brookfield Infrastructure

Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometers of track. Our Brazil rail operates under a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately eight years (with an option to renew for 30 years) and 19 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
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

Brookfield Infrastructure 79

Our Brazilian rail business is undergoing an approximately R$4 billion capital investment program to upgrade and expand our integrated network. The expansion should allow it to capture volume growth by attracting cargo volumes that currently are transported by more expensive alternatives such as trucks. This business is focused on improving network connectivity in the system by capturing the growing demand for integrated transportation services in Brazil. In addition, over R$2 billion has been invested in a port terminal expansion project located at Latin America’s largest port. The project has added three berths to handle over 14 mtpa of grain and sugar exports and fertilizer imports, which will significantly benefit our rail operation by increasing volumes and improving our strategic position as an integrated logistics provider. Future projects include the purchase of locomotives and wagons, improvements to rail infrastructure including inland terminals, railway and yards, and investments into further logistical integration.
Toll Roads
Our toll road operations are comprised of urban and interurban toll roads in Chile, Brazil, Peru and India. Our Chilean operations include 33 kilometers of free flowing roads that form a key part of the ring road network of Santiago. Our Brazilian operations comprise of approximately 3,415 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 620 kilometers of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 14 years.
Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, favorable long-term economic trends in the countries where we operate and inflation-linked tariffs. These markets have all experienced significant economic growth over the last 20 years, leading to increased motorization rates and trade, which have driven increases in traffic volumes. We expect these trends to continue in the long-term, resulting in significant future traffic growth on our roads.
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

80 Brookfield Infrastructure

Regulatory Environment
Our Chilean assets are governed by the Ministerio de Obras Publicas (“MOP”). Chile has an established concession program which has been in place for more than 20 years. To date, 88 concession agreements have been awarded, of which 71 concessions are active, representing a total investment of approximately $21.7 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation plus 3.5% with additional increases in the form of congestion premiums which can be up to three times the base tariff during periods.
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo (“ARTESP”) and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 17 years. As of December 31, 2018, there were 58 motorway concessions in Brazil totaling over 19,000 kilometers. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
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
Our Indian assets are governed by the National Highways Authority of India, which has been operational for approximately 30 years and has responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at four of the seven toll roads are derived from annuity concession payments, while the other earns revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
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

Brookfield Infrastructure 81

Ports
Our port operations are located primarily in the U.K., Australia, North America, and across Europe. Our U.K. port is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our U.K. port, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 25% of our revenue is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,200 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 15% of our revenue.
Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at over 70 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.5 million Twenty-Foot Equivalent Units (“TEUs”) in 2018, with the storage, handling and logistics businesses handling over 24.3 million tonnes of bulk and general cargo, 20.5 million tonnes of forestry products and over 580,000 vehicles per annum.
Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term leases with the Los Angeles and Oakland port authorities. These terminals handled approximately 1.2 million TEUs in 2018. In North America, our revenue is generated from port handling services for container volumes. A portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.
Our European port operations are comprised of a portfolio of concessions in key strategic locations throughout Europe and China that handle bulk, breakbulk, liquid, and containerized goods across multiple industries. Our European port operations handle over 60 mtpa of cargo at 22 port terminals located throughout seven European countries. The portfolio has a long-term concession profile with an established track record of concession extensions.
Strategic Position
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 175 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from diversification both geographically, with operations at over 70 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food and beverage, mining, marine, oil and gas, major retail and resources.
Our North American port operations are located in the ports of Los Angeles and Oakland, the largest and seventh largest ports in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.

82 Brookfield Infrastructure

Our European port operations are located in 22 terminals across continental Europe and two in China, and consist of over 34 kilometers of quay length with long-term, key strategic concessions having between 20 and 70 years of remaining life. With substantial infrastructure that is often integrated with our customers’ facilities, including cranes, berths, warehouses, inloading and outloading equipment, our European port operations are protected by significant barriers to entry. Additionally, our operations provide logistical services for our customers that would be difficult for potential competitors to replicate.
Our U.K., Australian and North American port operations have a number of long-term contracts with established parties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to these ports. Our Australian port operation’s main customers represent major shipping lines who utilize the multiple ports located nationally. Our North American port operations serve major international shipping lines, many of which work collaboratively as part of a global shipping alliance. Our European port operations mainly serve industrial customers in the immediate vicinity of our terminals under varied contract terms. Many key customers have been long-term customers continuously for between 10 and 40 years.
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
Growth Opportunities
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our U.K. port to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure, has enabled us to attract new energy-related customers, which are investing significant capital to build new plant and equipment on our land. As these new investments are commissioned, our U.K. port will benefit from increased cargo handling revenue, property rental income and conservancy fees.
Our North American port operations completed a significant modernization project in Los Angeles that has almost doubled capacity and increased efficiency. This project makes our terminal in Los Angeles one of the lowest cost and most automated terminals in North America with surplus capacity to facilitate future volume growth. Our terminal in Oakland also completed an expansion of its facilities this year, which doubled its capacity and significantly enhanced its ability to service incremental demand.
In Australia and Europe, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.

Brookfield Infrastructure 83

Overview
Our energy segment is comprised of systems that provide natural gas midstream (transmission, gathering and processing) and storage services, as well as distributed energy control infrastructure. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
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
Our energy segment is comprised of the following:
Natural Gas Midstream and Storage

•	Approximately 15,000 kilometers of natural gas transmission pipelines

•	Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the United States and Canada

•	13 natural gas processing plants with approximately 1.0 Bcf per day of total processing capacity and approximately 1,200 kilometers of gas gathering pipelines in Canada
Distributed Energy Control Infrastructure

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,380,000 pounds per hour of heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 336,000 tons of contracted cooling capacity, as well as servicing approximately 24,900 natural gas, water and wastewater connections

•
Provides residential energy infrastructure, including water heater rentals, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually in Canada and the United States, and delivers approximately 270,000 contracted sub-metering services within Canada

Natural Gas Midstream and Storage
Our natural gas midstream and storage operations include approximately 15,000 kilometers of natural gas transmission and pipeline systems in the United States, significant natural gas storage capacity in the United States and Canada and one of the largest natural gas gathering and processing portfolios in western Canada.

84 Brookfield Infrastructure

Our natural gas transmission pipelines comprise one of the largest systems in the United States, extending from the Gulf Coast in Texas and Oklahoma to Chicago. The majority of revenues are generated under contracts and are well positioned to benefit from forecasted increases in demand for clean energy.
Our natural gas storage facilities are needed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.
Our natural gas gathering and processing operations collect raw natural gas from our customers in the field for aggregation to centralized processing facilities, and remove impurities from the raw gas stream including water, carbon dioxide and hydrogen sulfide. These activities provide our customers with pipeline quality natural gas and natural gas liquids (“NGL”) for sale in downstream markets. Our facilities are located in one of the highest producing natural gas regions in western Canada. We serve our customers through a mix of long-term fee-for-service and take-or-pay contracts, with no direct exposure to commodity price risk.
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
We operate or contract for more than 600 Bcf of working gas capacity at our natural gas storage facilities. We have 16 facilities that are connected at strategic points on the North American natural gas transmission network and provide access to multiple end-use markets and provide us and our customers with substantial liquidity to buy and sell natural gas. Our facilities are located in the United States and Canada.
Our natural gas gathering and processing facilities are ideally situated to serve the Montney shale gas basin in northeast British Columbia (“B.C.”) and northwest Alberta. This basin continues to see significant industry development and represents one of the lowest supply cost regions in North America. Our facilities have diverse connectivity to major downstream markets including the U.S. Pacific Northwest, the U.S. Midwest, B.C. and Alberta through direct connections to long-haul pipelines. These markets are projected to continue exhibiting strong annual demand growth primarily driven by new industrial gas demands, including petrochemical expansions, and recently announced liquefied natural gas (“LNG”) export projects.
Regulatory Environment
Our natural gas midstream and storage operations are subject to varied regulation that differs across our regions of operation. Our North American natural gas transmission system, including its storage operations, and our natural gas storage facility in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers without regulatory intervention under a maximum rate regime, and there is no periodic rate case obligation.

Brookfield Infrastructure 85

Our Canadian natural gas storage facilities are regulated by the Alberta Energy and Resources Conservation Board, which provides operational and environmental oversight. Our California natural gas storage facilities are subject to California Public Utilities Commission oversight and our Oklahoma facility is regulated by the Oklahoma Corporation Commission. These facilities are not subject to any economic regulation.
Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Oil and Gas Commission, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any economic regulation.
Growth Opportunities
Within our North American natural gas transmission operations, we are progressing a number of organic growth opportunities that will expand our service offerings through capital projects supported by long-term contracts. During the year, the first of two large-scale expansions provided additional deliverability to the Gulf Coast market to support increasing LNG development in the region. These projects are backed by a long-term take-or-pay contract with no volume risk.
Our gathering and processing operations continue to advance several customer driven growth initiatives supporting further development of the Montney resource in Northeast B.C. and Northwest Alberta. These capital projects include the expansion of existing processing plants and gathering pipelines and are underpinned by long-term, take-or-pay contracts with high quality customers. With continued development of existing take-away capacity and firm industry announcements on an LNG project in B.C., our business is well positioned to serve the growing requirements of our customer base in a cost-effective manner.
Our natural gas midstream and storage operations are well positioned to benefit from changing supply and demand dynamics in the North American natural gas market. We believe that there will be further opportunities to deploy capital at attractive risk-adjusted returns.
Distributed Energy Control Infrastructure
Our North American district energy operations are located in eleven cities that are among the most populated markets in the United States and Canada. These operations consist of plants capable of delivering 3,380,000 pounds per hour of heating capacity in key areas such as downtown Toronto, the medical district of New Orleans, and in the central business district of Seattle. In Charlottetown, Prince Edward Island, we produce heat through the incineration of municipal waste, providing both a service to our customers, as well as the municipality, which is constrained by landfill space. We also have 336,000 tons of contracted cooling capacity provided through an innovative deep lake cooling system in Toronto, thermal ice storage in Chicago, Houston and New Orleans, and from more conventional cooling technologies in markets such as Los Angeles and Las Vegas. In addition to heating and cooling, we generate electricity as a by-product to our heating business through combined heat and power plants in Toronto and London, Ontario.
Our Australian district energy operations provide heating, cooling and energy solutions and distributed natural gas, water and wastewater services, in the states of Tasmania, New South Wales, Queensland and Victoria. The natural gas network includes over 800 kilometers of pipeline, bringing approximately 100 million cubic meters of natural gas to homes and businesses each year, with availability to provide this service to approximately 59,000 commercial and residential customers.

86 Brookfield Infrastructure

Our residential energy infrastructure business operates an unregulated distribution business that owns and maintains a large installed base of essential heating, ventilation and air conditioning (“HVAC”) assets leased under long-term contracts (average of 13 years) to both residential and commercial customers across Canada and the United States. In addition, the business provides meters and metering services under 10 to 20-year contracts for electricity, thermal, gas and water to condominiums and multi-tenant commercial buildings in the provinces of Ontario and Alberta. The business also provides other complementary services such as protection plans, plumbing, electrical and related maintenance services. With a 50-year operating history, over 1.1 million water heater customers, 0.5 million service contracts and over 250,000 sub-metering clients, the business has a growing annuity asset base and it is well established in each of its core markets.
Strategic Position
District Energy primarily provides thermal energy services at scale, which enables our businesses to achieve higher efficiencies and incorporate technologies that would not be feasible for an individual building. Our business is the largest district energy provider in North America and provides essential heating and cooling services to over 700 customers across various sectors including commercial towers, retail, governments, universities, hospitals and sporting arenas in major cities. We are able to offer solutions to our customers that lower life-cycle costs, improve resiliency and reliability, and assist them in achieving their sustainability goals. Our Australian district energy business is comprised of an established natural gas distribution and retail business, supplying approximately 13,800 residential, commercial and industrial customers currently connected to our network in Tasmania and Victoria. We are also operating and developing projects to supply energy solutions, as well as water and wastewater services, to approximately 3,000 residential and commercial customers. In most cases our district energy businesses offer the only feasible source of energy and water services to those customers who are connected to our network. In addition, we are able to realize synergies across this segment through the sharing of best practices for customer contracting and due diligence, and financing strategies.
Our residential energy infrastructure business is one of the largest home and commercial energy solutions businesses in North America. Our strategy is to meaningfully grow the business by leveraging our scale and service capabilities, particularly to drive HVAC asset growth in the United States. Over time, we will leverage investments we are making in technology that will provide us with significant operational and market data that will further allow us to service our customers on a proactive basis and meet additional home infrastructure needs our clients have in the future. With a large in-place book of assets and service capabilities that is difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long term contracted revenue streams that provide highly predictable, stable cash flows that escalate annually with inflation.
Regulatory Environment
Our district energy business in Toronto is governed by the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. However, the business is not subject to rate regulation but receives the rights of a utility in Ontario, allowing it to access and expand its network of underground pipes in downtown Toronto. In other North American markets, our operations are enabled by long-term franchise agreements with the respective municipalities and are also not rate regulated. Our district energy business in Australia is currently not subject to any economic regulation. The fact that our businesses are not rate regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers or districts.

Brookfield Infrastructure 87

The sub-metering services operations within our residential infrastructure business is governed by sub-metering legislation in Ontario. The legislation sets out a high-level framework for individual suite sub-metering in prescribed apartment buildings and condominium complexes in Ontario, and provides the Ontario Energy Board with regulatory oversight. The remaining operations within our residential infrastructure business operate in unregulated environments.
Growth Opportunities
We have significant organic growth opportunities in our various district energy businesses, primarily through system expansions in North America. As there are high barriers to entry in markets where we are established, we are well positioned to add new developments in these markets, as well as attract buildings that are under renovation or have existing equipment nearing the end of their useful life. We also bring expertise from our other operations, as well as significant capital, to provide solutions to districts that are under development or seeking to convert to a district energy model. Finally, the district energy industry is highly fragmented, with assets often held by municipalities and institutions, or as non-core components of larger portfolios. We are able to acquire these smaller systems, integrate them into our operating platform, and grow them organically. The Australian district energy business is developing into a multi-asset energy and water provider, offering combined services for heating, cooling and energy as well as water and wastewater services.
There are significant barriers to entry in these businesses, as there are limited opportunities for customers to support competing businesses once connected to our systems. Once a system is established, we are well positioned to capture further organic growth opportunities.
Our residential energy infrastructure business is focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. One of our key priorities is to expand our annuity-based cash flow streams through new leases as well as extending existing leases when they come due. As part of this initiative, we have rolled-out water heater and HVAC leasing in the United States. Today, the home services market in the United States is highly fragmented which provides significant opportunities for acquisitions in both complementary and adjacent lines of business. Also, our sub-metering segment is focused on expanding offerings in the under-penetrated commercial sub-metering market. Additionally, there are several Brookfield-managed businesses in the homebuilding, condominium management and retail power sectors that we believe can be leveraged to further enhance growth prospects.

Overview
Our data infrastructure segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our telecommunications and fiber operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.

88 Brookfield Infrastructure

These operations generate stable, inflation-linked cash flows, which are underpinned by medium to long-term contracts (up to 20 years in both our telecommunications business and data center operations). Our customer base is comprised of large, prominent telecommunications companies in France, as well as a high-quality base of approximately 1,100 colocation customers that are diversified across multiple industries.
Our objectives for the data infrastructure segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our telecommunications and fiber and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data infrastructure segment is comprised of the following:
Telecommunications and Fiber

•	Approximately 7,000 multi-purpose towers and active rooftop sites

•	5,500 kilometers of fiber backbone located in France
Data Storage

•	33 data centers, with approximately 1.3 million square feet of raised floors

•	103 megawatts (“MWs”) of critical load capacity
Telecommunications and Fiber
Our telecommunications and fiber business is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,500 kilometers of fiber backbone located in France. The business can be divided into three segments: (i) telecom site hosting, (ii) wholesale fiber-to-the-home (“FTTH”) networks and (iii) television and radio broadcasting. Our customers (i) pay upfront and/or recurring fees to lease space on our towers to host their equipment, (ii) lease capacity on our fiber network to deliver ultra-fast broadband solutions to customers or (iii) pay us fees for transmitting television and radio content to end users. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification and to roll out and commercialize our fiber networks to low density population areas where we have secured tenders.
Strategic Position
Our telecommunications and fiber business is the leading independent data infrastructure operator in France. Its sites cover the entire French territory, with some in the very best locations. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to 97% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with an approximately 55% share of FM analog radio frequencies. Our business participated in the government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a unique opportunity for our business to leverage its existing asset bases and technical expertise from operating a high-speed fiber backbone. After securing four tenders, we are currently engaged in the roll out and commercialization of fiber networks to over 720,000 households and businesses across France.

Brookfield Infrastructure 89

Regulatory Environment
Our telecommunications site hosting operations are unregulated with pricing determined directly with the users of our tower infrastructure. Our FTTH networks have been granted under either 25-year concessions or perpetual ownership frameworks, with the former benefiting from government subsidies. These networks are operated on a wholesale and open-access basis to help ensure commercialization by all internet service providers. Pricing is based on tariff guidelines published by the regulator which sets a price floor. In the television broadcast business, a small proportion of the sites (currently approximately 70) are considered to be non-replicable because either (i) they benefit from a remarkable location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 40% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
Growth Opportunities
We see growth opportunities in the telecom infrastructure segment as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio positions us to take advantage of these favorable trends through construction and acquisition of additional assets. With regards to fiber, our existing tenders will be rolled out over the next two to four years. We will continue to pursue, on a selective and measured basis, potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns.
Data Storage
Our data storage operations provide colocation services, offering customers secure and reliable space and power within our portfolio of data centers for their essential information technology infrastructure needs. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of 33 data centers, with 1.3 million square feet of raised floors, and 103 MWs of critical load capacity.
Strategic Position
Our North American data storage business operates in five continents, 11 countries and 26 metropolitan areas, with a presence in nearly all major global financial hubs in North America, Europe and Asia Pacific. It is one of the largest colocation providers in the United States with operations in most major cities. Our facilities provide best-in-class connectivity options, with pre-built access to the AT&T global network, one of the strongest in the world, and access to over 100 cloud providers. Our Australian data storage business is an owner and operator of two data center facilities in Australia. The data centers have a combined utilization of 97% and a weighted average contract life of 10 years, servicing Australian and global investment grade companies. Given the business is one of only five large-scale data center providers in Australia, with sufficient land to pursue near-term brownfield expansion opportunities, the business is well positioned to capture growth opportunities from these strong market tail-winds.

90 Brookfield Infrastructure

Regulatory Environment
Our data storage operations conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
Growth Opportunities
We see both in-market expansions and acquisitions as growth opportunities for our data storage businesses. In-market expansions are expected to be driven by favorable long-term trends in data communications and transmission, which should lead to growing demand for our services. We believe that our size and presence in key markets positions us well to benefit from these trends through selective expansion projects. In addition, the data center market remains highly fragmented, and we believe there are opportunities to further expand our presence through strategic acquisitions.
Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, energy and data infrastructure sectors. As we look to grow our businesses, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12% to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets if capital deployment exceeds our expectations. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

•	Utilities: electricity, gas and water distribution and transmission operations;

•	Transport: railroads, ports, toll roads and airports;

•	Energy: oil and gas pipelines, gathering, processing and storage operations, district energy systems and residential energy infrastructure; and

•	Data infrastructure: telecommunication towers, fiber networks and data centers.
An integral part of our acquisition strategy is to participate along with institutional investors and Brookfield-sponsored private funds that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach. Brookfield has a strong track record of leading such transactions.
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

Brookfield Infrastructure 91

Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternate form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the sale of 11 businesses since inception. These sales have generated over $3.5 billion of total proceeds which represents, on average, a 30% premium to our partnership’s previously recorded carrying value. In February 2019, we completed the sale of 33% of our existing interest in a Chilean toll road operation for total proceeds of approximately $195 million. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to remain a key part of our overall funding plan. Our partnership is focused on executing the next phase of our capital recycling program.

Environmental, Social and Governance (“ESG”) Management
Grounded in Brookfield Infrastructure’s history as owners and operators of real assets, strong ESG management has always been an integral part of our asset management approach. We believe that having a robust ESG strategy is crucial for us to create long-term value for our unitholders, and we understand that well-run businesses are those that have a solid moral authority from all stakeholders to execute their business plans.
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure - Brookfield and the Service Provider,” Brookfield has an approximate 29.5% interest in our partnership and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement.
Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:

•	Mitigate the Impact of our Operations on the Environment

◦	Minimize our environmental impact and improve our efficient use of resources over time.

•	Ensure the Well-Being and Safety of Employees

◦
Strive to meet or exceed all applicable labor laws in jurisdictions where we operate and aim to have zero serious safety incidents within our businesses by encouraging consistent health and safety principles.

•	Conduct Business According to the Highest Ethical and Legal/Regulatory Standards

◦
Operate with high ethical standards by conducting business in compliance with applicable legal and regulatory requirements and in line with our Code of Business Conduct and Ethics, while being accessible to our investors and stakeholders.

•	Be Good Stewards in the Communities in Which We Operate

◦
Engage with external stakeholders to ensure that their interests are appropriately integrated into our decision making, and empower our employees, along with our resources, to give back to the communities in which we operate.

92 Brookfield Infrastructure

ESG management is embedded throughout Brookfield Infrastructure’s investment process, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
To ensure ESG considerations are fully integrated in the due diligence phase, our investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. This is consistent with our overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities.
Given the size of our portfolio, our businesses execute a significant number of ESG initiatives on an annual basis. Below are a few examples of key initiatives.
Environmental Initiatives
Brookfield Infrastructure’s businesses continuously strive to mitigate the impact of their operations on the environment.
Our Canadian district energy operation, Enwave Energy Corporation, is one of the largest district energy systems in the City of Toronto providing heating and cooling services to more than 150 buildings in the downtown area. Enwave Energy Corporation has always understood the need to provide low carbon solutions to its customers and developed the world’s largest lake-source cooling system, which reduces the energy consumed in providing heating and cooling services. This unique and innovative sustainable solution takes cold water from the depths of Lake Ontario to generate its cooling needs. Through this clean, renewable, and reliable cooling source, Enwave Energy Corporation has reduced its electricity and fuel usage by 90% as compared to a conventional district energy system.
In addition, our Brazilian toll road commenced construction on Brazil’s first green highway overpass to help wildlife in the surrounding areas safely pass across its highways. This has been a growing priority, as approximately 3,200 wildlife in Brazil have been fatally injured attempting to cross highways over the past ten years. Our Brazilian toll road’s green overpass spans approximately 50 meters in length, with plants, trees, and other vegetation native to the area to safely connect wildlife from one side of the highway to the other.

Social Initiatives
Brookfield Infrastructure’s priority is ensuring a safe, inclusive, and diverse workplace for our employees and portfolio companies.

Brookfield Infrastructure 93

The health and safety of our operating employees, including our contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, we hold a quarterly forum with all our portfolio companies to share best practices and lessons learned. Through this forum, our Indian toll roads learned of an electromechanical “robot” flagmen used at our toll roads in South America to stand in place of employees and contractors. Our Indian toll roads have since adopted the “robot” flagmen, minimizing the potential for incidents and improving its overall safety approach.
We are also deeply aware of the benefits that diversity and inclusion add to a workplace and to our ability to achieve better business outcomes. Brookfield released a Positive Work Environment Policy for use by our portfolio companies, which consolidates Brookfield’s previous regional harassment policies into one global policy and sets a consistent and high standard across all jurisdictions by explicitly expressing commitment to maintaining a workplace free from discrimination, violence and harassment. Further, to ensure that protecting a positive work environment is everyone’s responsibility, the policy requires all employees to report violations experienced or witnessed. Each of Brookfield Infrastructure’s portfolio companies requires compliance with the Positive Work Environment Policy to ensure it is meeting these standards.
Governance Initiatives
On the governance side, Brookfield Infrastructure undertook several initiatives in key areas. In recent years, data privacy and cybersecurity have become key ESG priorities for global companies. We have continued to focus on strengthening our risk mitigation in this area through a number of measures. For example, we have established an information security steering committee, which ensures that our cybersecurity efforts are aligned across the organization. In addition, our cybersecurity program consists of key internal and external initiatives, from vulnerability scanning of our data systems to improving our employees’ cybersecurity awareness through mandatory firm-wide training sessions.
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

94 Brookfield Infrastructure

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

(1)	Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Asset Management.

(2)
Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.5% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”

(3)
Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.

(4)	The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.

(5)
On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holding LP Series 3 Preferred Units. On August 2, 2016, our partnership issued ten million Series 5 Preferred Units to the public and acquired ten million Holding LP Series 5 Preferred Units. On January 19, 2017, our partnership issued twelve million Series 7 Preferred Units to the public and acquired twelve million Holding LP Series 7 Preferred Units. On January 23, 2018, our partnership issued eight million Series 9 Preferred Units to the public and acquired eight million Holding LP Series 9 Preferred Units. On September 12, 2018, our partnership issued ten million Series 11 Preferred Units to the public and acquired ten million Holding LP Series 11 Preferred Units.

(6)	As of December 31, 2018, our partnership had outstanding 277,347,890 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP.

Brookfield Infrastructure 95

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
Brookfield and the Service Provider
Brookfield has an approximate 29.5% interest in our partnership assuming exchange of the Redeemable Partnership Units. Our partnership and the other Service Recipients have each appointed affiliates of Brookfield Asset Management as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with over $350 billion of assets under management, 100,000 operating employees and 750 investment professionals worldwide. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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

96 Brookfield Infrastructure

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

Brookfield Infrastructure 97

The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership.

			Ownership Interest	Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2018	2018
			%	%
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70(1)	100
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100(2)	100
Regulated terminal operations	DBCT Management Pty Ltd	Australia	71(2)	100
U.K. regulated distribution operations	Brookfield Utilities UK Holdings Limited	United Kingdom	80(2)	80
Brazilian natural gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	28(2)	90
North American residential energy infrastructure operation	Enercare Inc.	Canada	30(2)	100

(1)	Ownership interest held directly by our partnership.

(2)	Ownership interest held indirectly by the Holding LP.
4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2020. We do not directly own any real property.
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

98 Brookfield Infrastructure

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 110 for more detail.
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

Brookfield Infrastructure 99

Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and return on Invested Capital also provide investors enhanced comparability of our ongoing performance across periods.
In deriving FFO, AFFO and Adjusted EBITDA, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. We add back non-cash valuation gains or losses recorded in net income as well as breakage and transaction costs as these items are not reflective of our ongoing sustainable performance.
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

100 Brookfield Infrastructure

In deriving Adjusted Earnings we add back depreciation due to the revaluation of property, plant and equipment and acquisition accounting. As we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability. We observe that certain of our investors view depreciation based on historical cost, rather than a revalued amount, as a more relevant proxy of the expenditures necessary to maintain the service capacity of our assets. Adjusted Earnings also does not include mark-to-market on hedging items recorded in net income or disposition gains or losses. We add back mark-to-market on hedging items recorded in net income as these indicate a point in time approximation of value on long-term positions. We also add back disposition gains or losses as these items are not reflective of the ongoing performance of our underlying operations.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio target at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2018(2)	2017	2016
Funds from Operations (FFO)	$1,231	$1,170	$944
Adjusted Funds from Operations (AFFO)	982	941	771
Distributions(1)	919	794	628
FFO payout ratio	75%	68%	67%
AFFO payout ratio	94%	84%	81%

(1)
Includes distributions to limited partners, the general partner, holders of Exchange LP Units, preferred unitholders, incentive distributions, and distributions on Redeemable Partnership Units held by Brookfield.

(2)
Our payout ratio was impacted during the year predominantly by the timing related to deploying capital generated from the sale of our Chilean electricity transmission business and the financing at our Brazilian regulated gas transmission business.

Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:

•	The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets

•	Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 7% increase in our annual distribution to $2.01 per unit, or $0.5025 per unit quarterly, starting with the distribution to be paid in March 2019. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.5025 per unit, a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations.

Brookfield Infrastructure 101

Basis of Presentation
Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. Our consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and the Redeemable Partnership Units held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests. In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income attributable to the partnership for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segment Measures” on page 133 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
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

102 Brookfield Infrastructure

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2018 and 2017. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
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
Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2018. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
Our partnership adopted the standard on January 1, 2018, on a modified retrospective basis. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Brookfield Infrastructure’s accounting policies related to revenue are described in Note 3(l), Revenue Recognition. Apart from additional disclosure requirements, the adoption did not have a significant impact on our partnership’s consolidated financial statements and therefore has not been included in the “Cumulative effect of changes” section below.
IFRS 9 Financial Instruments (“IFRS 9”)
Our partnership has adopted IFRS 9 as of January 1, 2018 retrospectively with no restatement of comparative periods. Certain hedge accounting relationships relating to aggregated foreign currency exposures now qualify for hedge accounting under this new standard. Consequently, our partnership has applied hedge accounting to these relationships prospectively commencing on January 1, 2018. In addition, our partnership has elected certain gas storage contracts to be measured at fair value through profit or loss. A cumulative catch-up adjustment has been recorded through equity upon initial adoption as described in the cumulative effect of changes section. Brookfield Infrastructure’s accounting policies related to financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting.

Brookfield Infrastructure 103

IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. Our partnership has adopted the standard as of January 1, 2018 prospectively. The adoption did not have a significant impact on our partnership’s consolidated financial statements.
Cumulative effect of changes
The changes made to our January 1, 2018 consolidated statement of financial position for the adoption of IFRS 9 was driven by our North American gas storage business, which elected to account for certain physical commodity contracts as financial instruments under IFRS 9. This election resulted in the recognition of the contracts as financial assets or financial liabilities at fair value and the cumulative mark-to-market gains directly in partnership capital. The impacts of this election were increases of $25 million, $9 million and $16 million in total assets, total liabilities and total partnership capital, respectively.
The adoption of all other accounting standards did not have an impact to our January 1, 2018 assets, liabilities or partnership capital.
Future Changes in Accounting Policies
Standards issued but not yet adopted
IFRS 16 Leases—(“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.
Our partnership is adopting the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. We will apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard. Specifically, we have elected to apply practical expedients associated with short-term leases.
After leading strategic planning sessions with its subsidiaries and associates, our partnership implemented an adoption project plan. Using the population of existing contractual arrangements, we have completed the identification of leases that are required to be recognized in the Consolidated Statements of Financial Position under the new standard. Additionally, our partnership has substantially completed quantifying the present value of the identified lease contracts to determine the impact on adoption, except for acquisitions that closed in the fourth quarter of 2018. At this time, our partnership has nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls and has drafted a preliminary version of the disclosures required by the new standard.

104 Brookfield Infrastructure

The estimated range of the transitional impact of the new standard, excluding the impact of acquisitions closed in the last quarter of the year, are increases in total assets and liabilities of $0.4 billion to $0.6 billion, and no significant impact to partnership capital. These are preliminary estimates and subject to change as we complete our adoption procedures. Certain acquisitions completed in the last quarter of the year include significant lease arrangements and given proximity of the closing date to our fiscal year end we are still in the progress of completing the evaluation and quantification of impact, which could be significant.
Interpretations and amendments issued but not yet adopted
IFRIC 23 Uncertainty over Income Tax Treatments—(“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The interpretation will be adopted on a modified retrospective basis and it is not anticipated that the impact will be material.
IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. Our partnership will adopt the standard prospectively and is currently evaluating the impact of this amendment on its consolidated financial statements.
5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 110.

Brookfield Infrastructure 105

The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2018, 2017 and 2016:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2018	2017	2016
Revenues	$4,652	$3,535	$2,115
Direct operating costs	(2,208)	(1,509)	(1,063)
General and administrative expenses	(223)	(239)	(166)
Depreciation and amortization expense	(801)	(671)	(447)
Interest expense	(555)	(428)	(392)
Share of (losses) earnings from investments in associates and joint ventures	(13)	118	248
Mark-to-market on hedging items	137	(66)	74
Gain on sale of associates	338	—	—
Income tax expense	(364)	(173)	(15)
Net income	806	574	528
Net income attributable to our partnership(1)	410	125	487
Net income (loss) per limited partnership unit	$0.59	$(0.04)	$1.13

(1)	Includes net income attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, and general partner.
2018 vs. 2017
For the year ended December 31, 2018, we reported net income of $806 million, of which $410 million was attributable to our partnership. This compares to net income of $574 million for the year ended December 31, 2017, of which $125 million was attributable to our partnership. The increase in net income reflects improved operating performance across the majority of our operations, contributions from recent acquisitions completed across each of our operating segments, and a gain of $209 million (net of tax) realized on the sale of our investment in an electricity transmission business. These positive impacts were partially offset by higher depreciation, a one-time charge in our transport segment, and the impact of foreign exchange which lowered earnings in U.S. dollars in the current period.
Revenues for the year ended December 31, 2018 were $4,652 million, which represents an increase of $1,117 million compared to the prior year. Our utilities segment contributed additional revenue of $917 million as a result of the recent acquisition of a Colombian natural gas distribution business and the benefit of a full year of ownership of our Brazilian regulated gas transmission business acquired in April 2017. Our utilities segment also benefited from inflation-indexation and various organic growth initiatives, primarily at our U.K. regulated distribution operation. Our energy segment contributed additional revenue of $319 million as a result of the acquisitions of a North American residential energy infrastructure operation and Western Canadian natural gas gathering and processing operation in the fourth quarter of 2018. Our transport operations contributed an additional $75 million of revenue, primarily due to the benefit of inflationary tariff increases, and the incremental revenue earned at our recently acquired Indian toll roads business. These items were partially offset by an $18 million decrease in revenue at our North American gas storage operation due to a weaker spread environment, a $15 million reduction at our Australian rail operation caused by the curtailment of iron ore tasks by two customers and the impact of foreign exchange which lowered revenues in U.S. dollars by $161 million.

106 Brookfield Infrastructure

Direct operating expenses for the year ended December 31, 2018 were $2,208 million, which represents an increase of $699 million compared to the year ended December 31, 2017. The current period included $618 million of costs related to new businesses acquired during the year and $119 million of incremental costs associated with the organic growth initiatives described above. These increases were partially offset by the impact of foreign exchange which reduced direct costs by $38 million.
General and administrative expenses totaled $223 million for the year ended December 31, 2018, a decrease of $16 million compared to the same period in 2017. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee decreased from the prior year due to a lower unit price, partially offset by the issuance of debt, preferred units and Exchange LP Units over the last 12 months, the proceeds of which were used to fund new investments and organic growth initiatives.
Depreciation and amortization expense for the year ended December 31, 2018 was $801 million, an increase of $130 million compared to the prior year. The increase is predominantly due to incremental charges at businesses acquired in the last year, the impact of higher asset values from our annual revaluation process, and capital expenditures made during the year.
Interest expense for the year ended December 31, 2018 was $555 million, an increase of $127 million compared to the same period in 2017. Interest expense increased predominantly due to the issuance of $1.5 billion of five-year senior notes at our Brazilian regulated gas transmission business and borrowing costs associated with businesses acquired in the last twelve months.
Losses from investments in associates and joint ventures were $13 million for the year ended December 31, 2018, compared to income of $118 million for the same period in 2017. The current period has benefited from stronger underlying performance at our associates and joint ventures, most notably at our North American gas transmission business. These benefits were more than offset by a $35 million loss as a result of the reclassification of foreign exchange losses previously recognized in other comprehensive income related to the Chilean electricity transmission business we sold in March 2018, the impact of a truck driver strike on traffic volumes at our Brazilian toll road operations, and a one-time charge recorded in our transport segment.
Mark-to-market gains on hedging items for the year ended December 31, 2018 were $137 million compared to a loss of $66 million for the twelve-month period ended December 31, 2017. Amounts in both the current and comparative periods consist primarily of mark-to-market movements on foreign exchange hedging at the corporate level. The current year’s gain is the result of a strengthening of the U.S. dollar relative to the Australian dollar, British pound, Euro, and Canadian dollar.
Income tax expense for the twelve-month period ended December 31, 2018 was $364 million, an increase of $191 million from the prior year. The increase is primarily due to taxes associated with the gain recorded on the sale of our Chilean electricity transmission business in the current year, acquisitions completed during the past year and higher taxable earnings generated by our operations.

Brookfield Infrastructure 107

2017 vs. 2016
For the year ended December 31, 2017, we reported net income of $574 million, of which $125 million was attributable to our partnership. This is compared to net income of $528 million for the year ended December 31, 2016, of which $487 million was attributable to our partnership. The increase in consolidated net income was primarily due to acquisitions made during the year and organic growth at our existing businesses. Net income attributable to our partnership decreased despite an increase in consolidated net income, as the aforementioned positive factors were offset by the impact of non-cash movements on foreign currency hedges, which are recorded in our corporate segment. The prior year also included non-recurring gains attributable to our partnership of $190 million related to our toll road and ports businesses.
Revenues for the year ended December 31, 2017 were $3,535 million, which represented an increase of $1,420 million compared to the prior year. Our utilities segment contributed additional revenue of $1,008 million as a result of the 2017 acquisition of a Brazilian regulated gas transmission business and the benefits of inflation-indexation and various growth initiatives, primarily at our U.K. regulated distribution operation. Our transport operations contributed an additional $390 million of revenue, primarily due to higher iron ore prices, which resulted in lower tariff relief extended to one of our clients at our Australian rail operation, the benefit of inflationary tariff increases and the impact of higher volumes at our South American toll roads. Additionally, revenues benefited from a full year’s contribution from the acquisitions of toll roads in Peru and an Australian ports business, both of which were completed during 2016. Organic growth initiatives within our district energy business and the expansion of our North American gas storage business contributed incremental revenue of $96 million relative to the prior year, and foreign exchange contributed a further $12 million increase across our businesses. These items were partially offset by a $19 million impact of a rate reset at our Australian regulated terminal operation and a $67 million decrease due to revenues associated with assets sold in 2016.
Direct operating expenses for the year ended December 31, 2017 were $1,509 million, which represented an increase of $446 million compared to the year ended December 31, 2016. 2017 included $460 million of costs related to new businesses acquired during the year, $5 million of incremental costs associated with the organic growth initiatives described above and the impact of foreign exchange of $9 million. These increases were partially offset by a $28 million reduction in costs associated with assets sold mid-way through 2016.
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

108 Brookfield Infrastructure

Earnings from investments in associates and joint ventures were $118 million for the year ended December 31, 2017, representing a decrease of $130 million compared to the same period in 2016. The decrease was predominantly associated with $122 million of non-recurring gains recorded in the prior year. These decreases were partially offset by the benefits of refinancing activities completed during 2017 at our North American natural gas transmission operation, inflationary tariff increases, increased traffic volumes and an increased ownership in our Brazilian toll road operations. Additionally, our 2017 earnings benefited from a full year contribution from our Australian ports business acquired in 2016, as well as foreign exchange.
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
Income tax expense for the twelve-month period ended December 31, 2017 was $173 million, an increase of $158 million from the prior year. The increase was primarily due to acquisitions made during the year and higher income earned by our operations.
The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2018 and December 31, 2017.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2018	December 31, 2017
Cash and cash equivalents	$540	$374
Total assets	36,580	29,477
Corporate borrowings	1,993	2,101
Non-recourse borrowings	13,113	8,063
Total liabilities	21,912	16,003
Partnership’s capital(1)	6,429	7,004
Total partnership’s capital	14,668	13,474

(1)
Includes partnership capital attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, and general partner.

Total assets were $36.6 billion at December 31, 2018, compared to $29.5 billion at December 31, 2017. The increase was primarily due to acquisitions completed during the year and organic growth initiatives which have increased total assets by $10.8 billion. These increases were partially offset by depreciation and amortization charges of $0.8 billion and the impact of foreign exchange which reduced total assets by $2.9 billion as most currencies in which we operate weakened relative to the U.S. dollar.
Corporate borrowings decreased to $2.0 billion at December 31, 2018, compared to $2.1 billion at December 31, 2017. The decrease in borrowings is due to net repayments of our corporate credit facility of $0.3 billion, $0.1 billion of medium-term notes maturing during the year, and the impact of foreign exchange. These decreases were partially offset by the $0.4 billion medium-term note issuance completed in September 2018.

Brookfield Infrastructure 109

Non-recourse borrowings increased by $5.0 billion to $13.1 billion at December 31, 2018 from $8.1 billion at December 31, 2017. The increase is attributable to additional borrowings of $4.0 billion associated with acquisitions completed during the year, the issuance of $1.5 billion five-year senior notes at our Brazilian regulated gas transmission business and debt funding of growth capital projects at our businesses. These increases were partially offset by a decrease in foreign denominated debt as the U.S. dollar strengthened relative to a majority of the currencies in which we operate during the year.
Our partnership capital decreased by $0.6 billion to $6.4 billion at December 31, 2018. The decrease was due to distributions paid to our unitholders and preferred unitholders of $0.9 billion, and other comprehensive losses attributable to our partnership of $0.3 billion. These decreases were partially offset by income attributable to our partnership of $0.4 billion and the issuance of $0.2 billion of Exchange LP Units.
Preferred unitholders’ equity increased by $0.3 billion to $0.9 billion at December 31, 2018 due to new issuances completed in January and September of this year.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2018	2017	2016	2018 vs 2017	2017 vs 2016	2018	2017	2016	2018 vs 2017	2017 vs 2016
Brazilian real	0.2581	0.3023	0.3068	(15)%	(1)%	0.2736	0.3132	0.2865	(13)%	9%
Canadian dollar	0.7331	0.7953	0.7439	(8)%	7%	0.7718	0.7711	0.7555	—%	2%
British pound	1.2760	1.3521	1.2357	(6)%	9%	1.3350	1.2889	1.3554	4%	(5)%
Australian dollar	0.7050	0.7809	0.7197	(10)%	9%	0.7475	0.7669	0.7441	(3)%	3%
As at December 31, 2018, our consolidated partnership capital of $14.7 billion was invested in the following currencies: Brazilian reais - 26%; Canadian dollars - 24%; British pounds - 12%; Australian dollars - 11%; United States dollars - 6%; and other currencies - 21%. As a result of our currency hedging program, approximately 70% of our partnership capital is effectively denominated in U.S. dollars. Currency exchange rates relative to the U.S. dollar at the end of 2018 were lower than December 31, 2017 for most of our significant non-U.S. dollar investments, which decreased the carrying values of our operations in these regions.

110 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

US$ MILLIONS	For the year ended December 31,
	2018	2017	2016
Brazilian real	$(978)	$(297)	$228
British pound	(91)	128	(256)
Australian dollar	(176)	39	(85)
Canadian dollar	(100)	(52)	25
Other	(232)	220	51
	(1,577)	38	(37)
Currency hedges	26	(129)	168
	$(1,551)	$(91)	$131
Attributable to:
Unitholders	$(719)	$(36)	$172
Non-controlling interests	(832)	(55)	(41)
	$(1,551)	$(91)	$131
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the twelve-month period ended December 31, 2018 was a reduction to partnership capital of $1.6 billion. The reduction of partnership capital in the current period was primarily the result of the Brazilian real weakening relative to the U.S. dollar by 15% in the year.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. Accordingly, changes in currency hedging valuations include changes in the value of these instruments. Our partnership’s capital is mostly hedged against the Australian, British, Canadian and European currencies and as a result, the losses in the year were partially offset by the appreciation of our currency hedges. We have also entered into hedges to reduce foreign currency exposures to the Chilean and Colombian pesos.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2018, the Brazilian real and Australian dollar have weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars by $192 million and $68 million, respectively.
SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy, data infrastructure, and corporate. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Reconciliation of Non-IFRS Financial Measures” on page 125 for a discussion of the importance of proportionate information, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Brookfield Infrastructure 111

Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Rate Base	$4,511	$5,638	$3,788
Funds from Operations (FFO)(1)	576	610	399
Maintenance capital expenditures	(17)	(15)	(15)
Adjusted Funds from Operations (AFFO)(1)	$559	$595	$384
Return on rate base(2),(3)	11%	11%	11%

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

(2)	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

(3)	Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation.
The following table presents our utilities segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Adjusted EBITDA(1)	$733	$738	$524
Funds from Operations (FFO)(1)	576	610	399
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2018	2017	2016	2018	2017	2016
Regulated Transmission	$324	$352	$135	$266	$308	$105
Regulated Distribution	304	282	257	242	235	213
Regulated Terminal	105	104	132	68	67	81
Total	$733	$738	$524	$576	$610	$399

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

112 Brookfield Infrastructure

The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Rate base, start of period	$5,638	$3,788	$4,018
Acquisitions	63	1,498	—
Impact of asset sales	(969)	—	(162)
Capital expenditures commissioned	395	305	226
Inflation and other indexation	65	34	63
Regulatory depreciation	(68)	(48)	(44)
Foreign exchange and other	(613)	61	(313)
Rate base, end of period	$4,511	$5,638	$3,788
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Capital backlog, start of period	$1,140	$761	$452
Impact of asset sales	(124)	—	—
Additional capital project mandates	365	776	793
Less: capital expenditures	(402)	(449)	(428)
Foreign exchange and other	(164)	52	(56)
Capital backlog, end of period	815	1,140	761
Construction work in progress	190	310	225
Total capital to be commissioned	$1,005	$1,450	$986
2018 vs. 2017
Adjusted EBITDA and FFO for our utilities segment benefitted from a full year contribution from our regulated gas transmission business in Brazil, strong connections activity at our U.K. regulated distribution business, inflation-indexation and capital commissioned into rate base. These positive impacts were more than offset by the impacts of the sale of our Chilean electricity transmission business, a debt financing at our Brazilian regulated gas transmission business and foreign exchange which reduced U.S. dollar earnings by over $60 million.
For the year ended December 31, 2018, our regulated transmission operations generated Adjusted EBITDA of $324 million and FFO of $266 million, compared to $352 million and $308 million, respectively, in 2017. Adjusted EBITDA and FFO decreased compared to the prior year as the benefits of organic growth associated with inflation indexation and additions to rate base were more than offset by the impacts of the sale of our Chilean electricity transmission operation, the R$5.2 billion financing at our Brazilian regulated gas transmission business and the impact of foreign exchange.
For the year ended December 31, 2018, our regulated distribution operations generated Adjusted EBITDA of $304 million and FFO of $242 million, compared to $282 million and $235 million, respectively, in the prior year. These increases were primarily attributable to an increased rate base, higher connections income and inflation indexation at our U.K. regulated distribution business, and the initial contribution from our recently acquired Colombian natural gas distribution business. These benefits were partially offset by the impact of lower pound sterling hedge rates in the current period.

Brookfield Infrastructure 113

For the year ended December 31, 2018, our regulated terminal reported Adjusted EBITDA of $105 million and FFO of $68 million, compared to $104 million and $67 million, respectively, in 2017. Adjusted EBITDA and FFO were relatively consistent with the prior year as the benefits of inflation indexation and additions to rate base were partially offset by the impact of lower hedge rates on our Australian dollar foreign exchange contracts.
As of December 31, 2018, total capital to be commissioned into rate base was $1,005 million compared to $1,450 million as of December 31, 2017. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The total capital to be commissioned as of December 31, 2018 decreased as connections sales added to our backlog at our U.K. regulated distribution business and the commissioning of 1,600 kilometers of electricity transmission lines in Brazil were more than offset by the impact of the sale of our Chilean electricity transmission operations and foreign exchange. Our U.K. regulated distribution business and Brazilian electricity transmission business are the largest contributors at $700 million and $250 million, respectively.
2017 vs. 2016
Adjusted EBITDA and FFO for our utilities segment increased significantly in 2017 compared to the prior year due to increased revenues associated with strong connection activity at our U.K. regulated distribution business, inflation indexation, capital commissioned into rate base and the acquisition of our Brazilian regulated gas transmission operation. Partially offsetting these increases were the impacts of the regulatory rate reset at our Australian regulated terminal business, the sale of our Ontario electricity transmission business, and foreign exchange.
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
As of December 31, 2017, total capital to be commissioned into rate base was $1,450 million compared to $986 million as of December 31, 2016. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The total capital to be commissioned as of December 31, 2017 increased due to smart meter installations and connections added to our backlog at our U.K. regulated distribution business. Our U.K. regulated distribution business, Chilean electricity transmission operation and Brazil transmission system were the largest contributors at $875 million, $335 million and $220 million, respectively.

114 Brookfield Infrastructure

Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Growth capital expenditures	$208	$326	$319
Adjusted EBITDA margin(1)	42%	44%	48%
Funds from Operations (FFO)(2)	518	532	423
Maintenance capital expenditures	(155)	(133)	(88)
Adjusted Funds from Operations (AFFO)(2)	$363	$399	$335

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

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our transport segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Adjusted EBITDA(1)	$682	$694	$597
Funds from Operations (FFO)(1)	518	532	423

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2018	2017	2016	2018	2017	2016
Rail	$261	$262	$270	$196	$192	$206
Toll Roads	319	333	239	238	257	152
Ports	102	99	88	84	83	65
Total	$682	$694	$597	$518	$532	$423

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Brookfield Infrastructure 115

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Capital backlog, start of period	$637	$721	$467
Additional capital project mandates	174	303	533
Less: capital expenditures	(208)	(326)	(319)
Foreign exchange and other	(103)	(61)	40
Capital backlog, end of period	500	637	721
Construction work in progress	162	113	349
Total capital to be commissioned	$662	$750	$1,070
2018 vs. 2017
Underlying results on a constant current basis for our transport segment increased 5% as a result of inflationary tariff increases at each of our operating groups, GDP-linked volume growth driven by strong economic fundamentals in the majority of our operating regions, and the initial contribution from our recently acquired toll roads in India. These increases were more than offset by lower volumes from our minerals customers on our Australian rail network, the expiry of one of our state concessions in our Brazilian toll road business, and the impact of foreign exchange which lowered results by approximately $40 million.
For the year ended December 31, 2018, our rail business generated Adjusted EBITDA of $261 million and FFO of $196 million, compared to $262 million and $192 million, respectively, in 2017. Adjusted EBITDA and FFO were relatively consistent with the prior year as inflationary tariff increases in Brazil and higher agricultural volumes across our operations were partially offset by the loss of two mineral customer contracts in the first half of the year.
For the year ended December 31, 2018, our toll roads contributed Adjusted EBITDA of $319 million and FFO of $238 million, compared to $333 million and $257 million, respectively, in 2017. Adjusted EBITDA and FFO decreased compared to the prior year as inflationary tariff and traffic increases in Chile and Brazil, were more than offset by the expiry of one of our state concessions at our Brazilian operation and the strengthening of the U.S. dollar relative to the Brazilian real.
For the year ended December 31, 2018, our port operations reported Adjusted EBITDA of $102 million and FFO of $84 million, compared to $99 million and $83 million, respectively, in 2017. Adjusted EBITDA and FFO increased versus the prior year due to the benefit of higher volumes predominantly at our Australian container terminal and our U.K. port operation, partially offset by the impact of weaker pound sterling and Australian dollar hedge rates.
As of December 31, 2018, total capital to be commissioned into rate base was $662 million compared to $750 million as of December 31, 2017. Total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period, and the impact of foreign exchange. Our South American toll road businesses and Brazilian rail operation are the largest contributors to our capital to be commissioned over the next two to three years, at approximately $560 million and $70 million, respectively.

116 Brookfield Infrastructure

2017 vs. 2016
Adjusted EBITDA and FFO for our transport segment increased in 2017 compared to the prior year due to higher revenues associated with an increase in volumes across most of our networks, higher tariffs charged at our South American rail and toll road businesses, and a full year contribution from our Australian ports business acquired in 2016. These benefits were partially offset by the impact of foreign exchange at our Australian rail operations.
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
As of December 31, 2017, total capital to be commissioned into rate base was $750 million compared to $1,070 million as of December 31, 2016. The total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our Brazilian toll road business and Brazilian rail operation were the largest contributors to our capital to be commissioned over the next two to three years at approximately $630 million and $90 million, respectively.
Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Growth capital expenditures	$135	$76	$67
Adjusted EBITDA margin(1)	49%	50%	56%
Funds from Operations (FFO)(2)	269	209	175
Maintenance capital expenditures	(64)	(70)	(61)
Adjusted Funds from Operations (AFFO)(2)	$205	$139	$114

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Brookfield Infrastructure 117

The following table presents our energy segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Adjusted EBITDA(1)	$328	$281	$276
Funds from Operations (FFO)(1)	269	209	175

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2018	2017	2016	2018	2017	2016
Natural Gas Midstream and Storage	$257	$228	$225	$206	$165	$131
Distributed Energy Control Infrastructure	71	53	51	63	44	44
Total	$328	$281	$276	$269	$209	$175

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Capital backlog, start of period	$143	$147	$181
Impact of acquisitions	102	—	—
Additional capital project mandates	195	61	37
Less: capital expenditures	(135)	(76)	(67)
Foreign exchange and other	(15)	11	(4)
Capital backlog, end of period	290	143	147
Construction work in progress	72	71	37
Total capital to be commissioned	$362	$214	$184
2018 vs. 2017
Adjusted EBITDA and FFO for the energy segment increased compared to the prior year primarily due to strong transportation volumes from new contracts and capital commissioned during the year at our North American natural gas operation. The current year also benefitted from the initial contributions from our recently acquired North American residential infrastructure, and Canadian natural gas midstream businesses. These positive factors were partially offset by lower spreads realized at our gas storage business.
For the year ended December 31, 2018, our natural gas midstream and storage operations generated Adjusted EBITDA of $257 million and FFO of $206 million, compared to $228 million and $165 million, respectively, in 2017. Adjusted EBITDA and FFO increased versus the prior year due to a 16% increase in gas transport volumes on the back of production growth and the initial contribution from the first phase of a Gulf Coast expansion project at our North American natural gas transmission business. Additionally, results benefitted from the initial contribution from our Canadian natural gas midstream energy operation acquired in the fourth quarter of 2018.

118 Brookfield Infrastructure

For the year ended December 31, 2018, our distributed energy control infrastructure operations contributed Adjusted EBITDA of $71 million and FFO of $63 million, compared to $53 million and $44 million, respectively, in 2017. This operating group consists of our existing district energy operations and the recently acquired North American residential energy infrastructure business. Adjusted EBITDA and FFO increased versus the prior year due to 24 new district energy customer connections made in North America during the year, and the initial contribution from our North American residential energy infrastructure business acquired in October 2018.
As of December 31, 2018, total capital to be commissioned was $362 million compared to $214 million as of December 31, 2017. Total capital to be commissioned increased as capital from new mandates awarded, and acquisitions, were partially offset by capital expenditures made during the period. Capital to be commissioned includes approximately $270 million within our natural gas midstream and storage operations, and approximately $90 million in our distributed energy control infrastructure segment.
2017 vs. 2016
Adjusted EBITDA and FFO from the energy segment increased in 2017 compared to the prior year due to higher revenues and costs associated with an increase in transportation volumes at our North American natural gas transmission operation and incremental contributions from new customers and tuck-in acquisitions completed at our North American district energy businesses.
For the year ended December 31, 2017, our natural gas midstream and storage operations generated Adjusted EBITDA of $228 million and FFO of $165 million, compared to $225 million and $131 million, respectively, in 2016. Adjusted EBITDA and FFO increased versus prior year as a result of higher transportation volumes at our North American natural gas transmission operation and the impact of de-leveraging activities.
For the year ended December 31, 2017, our district energy business contributed Adjusted EBITDA of $53 million and FFO of $44 million, compared to $51 million and $44 million, respectively, in 2016. Adjusted EBITDA and FFO increased versus the prior year as a result of the initial contribution from 11 new customers in North America and the contribution from tuck-in acquisitions completed in the United States and Canada in June 2017.
As of December 31, 2017, total capital to be commissioned was $214 million compared to $184 million as of December 31, 2016. Total capital to be commissioned increased as capital project mandates awarded were partially offset by capital expenditures made during the period. Capital to be commissioned included approximately $145 million within our energy transmission and storage operations, and approximately $70 million in our district energy businesses.

Brookfield Infrastructure 119

Results of Operations
The following table presents our proportionate share of the key metrics of our data infrastructure segment:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Growth capital expenditures	$52	$42	$29
Adjusted EBITDA margin(1)	55%	55%	56%
Funds from Operations (FFO)(2)	77	76	77
Maintenance capital expenditures	(13)	(11)	(9)
Adjusted Funds from Operations (AFFO)(2)	$64	$65	$68

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our data infrastructure segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Adjusted EBITDA(1)	$93	$90	$91
Funds from Operations (FFO)(1)	77	76	77

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2018	2017	2016	2018	2017	2016
Telecommunications and Fiber	$93	$90	$91	$77	$76	$77
Data Storage	—	—	—	—	—	—
Total	$93	$90	$91	$77	$76	$77

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

120 Brookfield Infrastructure

2018 vs. 2017
For the year ended December 31, 2018, our data infrastructure segment generated Adjusted EBITDA and FFO of $93 million and $77 million, respectively, versus $90 million and $76 million, respectively, in the prior year. Adjusted EBITDA and FFO increased compared to the prior year due to the contributions from the addition of approximately 250 new points-of-presence (PoP) to our existing tower portfolio and the roll-out of our built-to-suit strategy targeted towards our telecommunication customers.
As of December 31, 2018, total capital to be commissioned into rate base was $210 million compared to $220 million as of December 31, 2017. Total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period.
2017 vs. 2016
For the year ended December 31, 2017, our data infrastructure segment generated Adjusted EBITDA and FFO of $90 million and $76 million, respectively, versus $91 million and $77 million, respectively, in the prior year. Adjusted EBITDA and FFO were relatively in-line with the prior year as the benefits from inflation indexation and additions to existing tower infrastructure during the year were more than offset by the impact of foreign exchange.
As of December 31, 2017, total capital to be commissioned into rate base was $220 million compared to $40 million as of December 31, 2016. Total capital to be commissioned increased by $180 million primarily due to contracts secured for the deployment of fiber-to-the-home across north-east France.
The following table presents the components of our corporate segment, on a proportionate basis for the twelve months ended:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Adjusted EBITDA(1)	$(223)	$(239)	$(166)
Funds from Operations (FFO)(1)	(209)	(257)	(130)

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2018 vs. 2017
For the year ended December 31, 2018, Adjusted EBITDA and FFO for our Corporate segment were losses of $223 million and $209 million, respectively, versus losses of $239 million and $257 million, respectively, in the prior year. Adjusted EBITDA and FFO increased compared to the prior year due to a lower base management fee, higher income from our financial asset portfolio and lower financing costs.
General and administrative costs for the year ended December 31, 2018 were consistent with the comparative periods.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee decreased from the prior year due to a lower unit price and additional cash on hand throughout the year following the sale of our interest in a Chilean transmission business during March 2018.

Brookfield Infrastructure 121

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
The base management fee under our Master Services Agreement increased in 2017 compared to the prior year due to a higher market capitalization as a result of an increase in our unit price and the impact of capital raised in 2017 to fund new investments.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
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
Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings, which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

122 Brookfield Infrastructure

For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section on page 125 of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Metrics	2018(10)	2017	2016
Net income(1)	$410	$125	$487
Net income (loss) per limited partnership unit(2)	0.59	(0.04)	1.13
Funds from Operations (FFO)(3)	1,231	1,170	944
Per unit FFO(4)	3.11	3.11	2.72
Adjusted Funds from Operations (AFFO)(5)	982	941	771
Return on invested capital(6)	11%	13%	13%
Adjusted EBITDA(7)	1,613	1,564	1,322
Adjusted earnings(8)	509	569	505
Adjusted earnings per unit(4)	1.29	1.51	1.45
Distributions per unit	1.88	1.74	1.55
Payout ratio(9)	75%	68%	67%

(1)	Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units, non-controlling interest attributable to Exchange LP Units, and the general partner.

(2)	Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2018 were 276.9 million (2017: 264.6 million, 2016: 244.7 million).

(3)
FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

(4)
Average units outstanding during the year ended December 31, 2018 of 395.4 million (2017: 376.8 million, 2016: 347.2 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

(5)	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to AFFO.

(6)
Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2018 was $87 million (2017: $68 million, 2016: $41 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

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

(10)
Our payout ratio was impacted during the year predominantly by the timing related to deploying capital generated from the sale of our Chilean electricity transmission business and the financing at our Brazilian regulated gas transmission business.

Brookfield Infrastructure 123

For the year ended December 31, 2018, FFO totaled $1,231 million ($3.11 per unit) compared to $1,170 million ($3.11 per unit) in 2017 and $944 million ($2.72 per unit) in 2016. 2018 was a year of asset rotation as the partnership sold its 28% interest in a Chilean electricity business in March, and redeployed those proceeds in October and December. Despite the impact from the timing of capital redeployment, FFO for the year increased by 5%, while per unit results were flat due to higher average units outstanding in 2018. FFO increased over the last two years as a result of organic growth across most of our businesses and incremental earnings on capital that we deployed over the past two years. These increases were partially offset by the impact of foreign exchange which reduced FFO by $100 million relative to 2017. Distributions paid during the year ended December 31, 2018 were $1.88 per unit, an increase of 8% compared to the prior year, and this distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 75%. Holding foreign currencies constant over the period would lower our partnership’s payout ratio to 69%, which is within our long-term target range of 60-70%.

124 Brookfield Infrastructure

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the year ended December 31,
Statement of Operating Results	2018	2017	2016
Net income (loss) by segment
Utilities	$258	$313	$162
Transport	12	139	206
Energy	39	32	90
Data Infrastructure	6	11	27
Corporate	95	(370)	2
Net income	$410	$125	$487
Adjusted EBITDA by segment
Utilities	$733	$738	$524
Transport	682	694	597
Energy	328	281	276
Data Infrastructure	93	90	91
Corporate	(223)	(239)	(166)
Adjusted EBITDA	$1,613	$1,564	$1,322
FFO by segment
Utilities	$576	$610	$399
Transport	518	532	423
Energy	269	209	175
Data Infrastructure	77	76	77
Corporate	(209)	(257)	(130)
FFO	$1,231	$1,170	$944

	As of
US$ MILLIONS	December 31, 2018	December 31, 2017
Statement of Financial Position
Total assets by segment
Utilities	$4,864	$6,542
Transport	6,424	6,990
Energy	4,722	3,134
Data Infrastructure	1,446	1,049
Corporate	(929)	(1,083)
Total assets	$16,527	$16,632
Net debt by segment
Utilities	$3,077	$3,252
Transport	2,797	2,874
Energy	1,905	1,328
Data Infrastructure	564	435
Corporate	1,755	1,739
Net Debt	$10,098	$9,628
Partnership capital by segment
Utilities	$1,787	$3,290
Transport	3,627	4,116
Energy	2,817	1,806
Data Infrastructure	882	614
Corporate	(2,684)	(2,822)
Partnership capital	$6,429	$7,004

Brookfield Infrastructure 125

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 12 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

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
See “Discussion of Segment Reconciling Items” beginning on page 137 for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.

126 Brookfield Infrastructure

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
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
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
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
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

Brookfield Infrastructure 127

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

128 Brookfield Infrastructure

FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS(1)	2018	2017	2016
Net income	$806	$574	$528
Add back or deduct the following:
Depreciation and amortization	801	671	447
Share of losses (earnings) from investments in associates and joint ventures(2)	13	(118)	(248)
FFO contribution from investments in associates and joint ventures(2)	546	584	454
Income tax expense	364	173	15
Mark-to-market on hedging items and other	20	59	(248)
Gain on sale of associate	(338)	—	—
Other (expense) income	(34)	(61)	95
Consolidated Funds from Operations	2,178	1,882	1,043
FFO attributable to non-controlling interests(3)	(947)	(712)	(99)
FFO	1,231	1,170	944
Maintenance capital expenditures	(249)	(229)	(173)
AFFO	$982	$941	$771
Return of capital	(87)	(68)	(41)
AFFO less return of capital	$895	$873	$730

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

(3)
By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within this section.

All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, our partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.

Brookfield Infrastructure 129

For the year ended December 31, 2018, the difference between net income and FFO is predominantly due to depreciation and amortization, non-cash items included within earnings from our investments in associates and joint ventures, income tax expense, and a gain recognized on the sale of our Chilean electricity transmission business. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. FFO contribution from investments in associates and joint ventures decreased from prior year mainly due to the sale of our Chilean electricity transmission business and the impact of a weaker Brazilian real. Income taxes increased from prior year due to taxes associated with the gain recorded on the sale of our Chilean electricity transmission business and incremental charges from our recently completed acquisitions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $249 million (2017: $229 million, 2016: $173 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the year ended December 31,
US$ MILLIONS(1)	2018	2017	2016	2015	2014
Net income	$806	$574	$528	$391	$229
Add back or deduct the following:
Depreciation and amortization	801	671	447	375	380
Interest expense	555	428	392	367	362
Share of losses (earnings) from investments in associates and joint ventures(2)	13	(118)	(248)	(69)	(50)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	691	763	660	498	472
Income tax expense (recovery)	364	173	15	(4)	79
Mark-to-market on hedging items and other	20	59	(248)	(137)	(37)
Gain on sale of associates	(338)	—	—	—	—
Consolidated Adjusted EBITDA	2,912	2,550	1,546	1,421	1,435
Adjusted EBITDA attributable to non-controlling interests(3)	(1,299)	(986)	(224)	(244)	(293)
Adjusted EBITDA	$1,613	$1,564	$1,322	$1,177	$1,142

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

(3)
By adjusting Adjusted EBITDA attributable to non-controlling interests, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within this section.

130 Brookfield Infrastructure

All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, our partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the year ended December 31, 2018, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA from investments in associates and joint ventures and a gain on the sale of our Chilean electricity transmission business. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. Interest expense increased from the prior year due to the issuance of $1.5 billion senior notes at our Brazilian regulated gas transmission business and additional borrowings associated with businesses acquired during the year. Adjusted EBITDA from investments in associates and joint ventures decreased compared to the prior year mainly due to the sale of our Chilean electricity transmission business and the impact of a weaker Brazilian real. Income taxes increased from the prior year due to taxes associated with the gain recorded on the sale of our Chilean electricity transmission business and incremental charges from our recently completed acquisitions.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016	2015	2014
Net income attributable to partnership(1)	$410	$125	$487	$301	$184
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	343	352	300	248	205
Mark-to-market on hedging items and other	(35)	106	(17)	(63)	(39)
Gain on sale of subsidiaries or ownership changes	(209)	(14)	(265)	(22)	—
Adjusted earnings	$509	$569	$505	$464	$350

(1)	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interest—Exchange LP Units, general partner and limited partners.
The difference between net income attributable to our partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $343 million (2017: $352 million, 2016: $300 million, 2015: $248 million, 2014: $205 million), mark-to-market gains on hedging items and other of $35 million (2017: losses of $106 million, 2016: gains of $17 million, 2015: gains of $63 million, 2014: gains of $39 million) and gains on the sale of subsidiaries or changes in ownership of $209 million (2017: $14 million, 2016: $265 million, 2015: $22 million, 2014: $nil). Adjusted Earnings for the period benefited from organic growth across the majority of our operations and acquisitions completed in the past 12 months. These increases were more than offset by the impact of the sale of our Chilean electricity transmission operation and foreign exchange.

Brookfield Infrastructure 131

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2018	2017	2016	2015	2014
Net income (loss) per limited partnership unit(2)	$0.59	$(0.04)	$1.13	$0.69	$0.45
Add back or deduct the following:
Depreciation and amortization	1.92	1.92	1.75	1.50	1.53
Deferred income taxes	(0.02)	0.02	(0.01)	(0.16)	(0.01)
Mark-to-market on hedging items	(0.31)	0.29	(0.05)	(0.19)	(0.12)
Gain on sale of associates	(0.53)	—	—	—	—
Valuation losses (gains) and other	1.46	0.92	(0.10)	0.55	0.45
Per unit FFO(3)	$3.11	$3.11	$2.72	$2.39	$2.30

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.

(2)	During the year ended December 31, 2018, on average there were 276.9 million limited partnership units outstanding (2017: 264.6 million, 2016: 244.7 million, 2015: 238.9 million, 2014: 225.4 million).

(3)
During the year ended December 31, 2018, on average there were 395.4 million units outstanding (2017: 376.8 million, 2016: 347.2 million, 2015: 337.4 million, 2014: 315.1 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

The following table reconciles net income (loss) per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2018	2017	2016	2015	2014
Net income (loss) per limited partnership unit(1)	$0.59	$(0.04)	$1.13	$0.69	$0.45
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.87	0.93	0.86	0.74	0.65
Mark-to-market on hedging items and other	0.36	0.29	(0.05)	(0.18)	(0.13)
Gains on sale of subsidiaries or ownership changes	(0.53)	0.33	(0.49)	0.13	0.14
Adjusted earnings per unit(2)	$1.29	$1.51	$1.45	$1.38	$1.11

(1)
During the year ended December 31, 2018, on average there were 276.9 million limited partnership units outstanding (2017: 264.6 million, 2016: 244.7 million, 2015: $238.9 million, 2014: $225.4 million).

(2)
During the year ended December 31, 2018, on average there were 395.4 million units outstanding (2017: 376.8 million, 2016: 347.2 million, 2015: $337.4 million, 2014: $315.1 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

132 Brookfield Infrastructure

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016	2015	2014
Partnership Capital	$14,668	$13,474	$9,644	$7,176	$6,322
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(7,303)	(5,875)	(2,771)	(1,608)	(1,444)
Deficit	1,228	1,366	697	804	570
Accumulated other comprehensive income	(328)	(1,257)	(1,074)	(813)	(943)
Ownership changes	(109)	(109)	(109)	(107)	(107)
Invested Capital	$8,156	$7,599	$6,387	$5,452	$4,398
Invested capital has increased as a result of the issuance of $157 million of Series 9 preferred units in January 2018, $185 million Series 11 preferred units in September 2018, $232 million Exchange LP Units in October 2018 and $14 million related to units issued under our partnership’s distribution reinvestment plan.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Opening balance	$7,599	$6,387	$5,452
Issuance of preferred units, net of repurchases	341	220	186
Repurchases of limited partnership units and redeemable partnership units, net of issuances	(16)	992	749
Issuance of Exchange LP Units	232	—	—
Ending balance	$8,156	$7,599	$6,387
Weighted Average Invested Capital	$7,858	$6,885	$5,592
AFFO is defined as FFO (defined in Item 5, Operating and Financial Review and Prospects) less maintenance capital expenditures. AFFO for the year ended December 31, 2018 was $982 million (2017: $941 million, 2016: $771 million). Estimated return of capital for the twelve-month period ended December 31, 2018 was $87 million (2017: $68 million, 2016: $41 million).
Our partnership has met its investment return objectives with return on Invested Capital of 11% for the year ended December 31, 2018 (2017: 13%).

Brookfield Infrastructure 133

OTHER RELEVANT MEASURES
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of December 31, 2018, 2017 and 2016:

	As of December 31,
US$ MILLIONS	2018	2017	2016
Partnership units outstanding, end of period(1),(2)	399.2	394.0	369.5
Price(3)	$34.53	$44.81	$33.47
Market capitalization	13,784	17,655	12,367
Preferred units(4)	936	595	375
Proportionate net debt(5)	10,098	9,628	7,722
Enterprise value	$24,818	$27,878	$20,464

(1)	Adjusted for 3-for-2 unit split effective September 14, 2016.

(2)	Includes limited partner, general partner, redeemable partnership units held by Brookfield and Exchange LP Units.

(3)	Market value of our partnership is calculated based on the price per unit referencing the closing price of our units on the NYSE.

(4)	Preferred units on Brookfield Infrastructure’s Consolidated Statement of Financial Position.

(5)
Please see Item 5.B “Liquidity and Capital Resources” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

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

134 Brookfield Infrastructure

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 137 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(2)
FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues	$1,055	$1,612	$668	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(322)	(930)	(340)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	733	682	328	93	(223)	1,613	(691)	1,299
Other (expense) income	(30)	2	22	(4)	72	62	11	(107)	(34)
Interest expense	(127)	(166)	(81)	(12)	(58)	(444)	134	(245)	(555)
FFO	576	518	269	77	(209)	1,231	(546)	947
Depreciation and amortization	(187)	(345)	(154)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(49)	47	(3)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(82)	(208)	(73)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associate, net of tax	—	—	—	—	209	209	—	—	209
Share of losses from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(3)	$258	$12	$39	$6	$95	$410	$—	$—	$410

Brookfield Infrastructure 135

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(2)
FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other (expense) income	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	102	(104)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(449)	(449)
Net income (loss) attributable to partnership(3)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125
136 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials on F-6(2)
FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues	$684	$1,247	$496	$163	$—	$2,590	$(1,311)	$836	$2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)
Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)
FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	149	147	(131)	104	120
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(41)	(41)
Net income attributable to partnership(3)	$162	$206	$90	$27	$2	$487	$—	$—	$487

(1)	During the second quarter of 2018, our Communications Infrastructure segment was renamed to Data Infrastructure. There was no concurrent change in the operations which comprise the segment.

(2)
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(3)
Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partners and limited partners.

Brookfield Infrastructure 137

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our consolidated statements of financial position by removing net liabilities contained within investments in associates, reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5
AS AT DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5
AS AT DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$6,542	$6,990	$3,134	$1,049	$(1,083)	$16,632	$(3,134)	$11,668	$4,311	$29,477
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

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(50)	$(339)	$(212)	$(90)	$—	$(691)
Attribution to non-controlling interest	959	162	178	—	—	1,299
Adjusted EBITDA	909	(177)	(34)	(90)	—	608
Adjustments to items comprising FFO(2)
Contributions from investments in associates	12	75	48	10	—	145
Attribution to non-controlling interest	(225)	(77)	(50)	—	—	(352)
FFO	696	(179)	(36)	(80)	—	401
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	38	264	164	80	—	546
Attribution to non-controlling interest	(734)	(85)	(128)	—	—	(947)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

138 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(120)	$(357)	$(194)	$(91)	$(1)	$(763)
Attribution to non-controlling interest	732	157	118	—	(21)	986
Adjusted EBITDA	612	(200)	(76)	(91)	(22)	223
Adjustments to items comprising FFO(2)
Contributions from investments in associates	31	67	65	15	1	179
Attribution to non-controlling interest	(134)	(67)	(54)	(3)	(16)	(274)
FFO	509	(200)	(65)	(79)	(37)	128
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	89	290	129	76	—	584
Attribution to non-controlling interest	(598)	(90)	(64)	3	37	(712)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(117)	$(267)	$(185)	$(91)	$—	$(660)
Attribution to non-controlling interest	149	109	88	—	(122)	224
Adjusted EBITDA	32	(158)	(97)	(91)	(122)	(436)
Adjustments to items comprising FFO(2)
Contributions from investments in associates	27	77	88	14	—	206
Attribution to non-controlling interest	(50)	(42)	(22)	—	(11)	(125)
FFO	9	(123)	(31)	(77)	(133)	(355)
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	90	190	97	77	—	454
Attribution to non-controlling interest	(99)	(67)	(66)	—	133	(99)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs.

(2)	Other income, interest expense and cash taxes.

(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Brookfield Infrastructure 139

2018 vs. 2017
Contributions from investments in associates and joint ventures decreased in 2018 compared to 2017 predominantly due to the sale of our Chilean electricity transmission business and the impact of foreign exchange. These decreases were partially offset by additional income from organic growth initiatives, especially within our North American natural gas transmission operation.
Attribution to non-controlling interest increased in 2018 compared to 2017 primarily due to acquisitions completed during the year.
2017 vs. 2016
Contributions from investments in associates and joint ventures decreased in 2017 compared to 2016 as additions to rate base and inflation indexation at our Chilean electricity transmission operation along with contributions from the increased investment in our Brazilian toll road operation and our North American natural gas transmission operation were more than offset by the impact of foreign exchange associated with the depreciation of the Chilean peso and non-recurring gains recorded within our transport and energy operations in 2016.
Attribution to non-controlling interest increased in 2017 compared to 2016 primarily due to the acquisitions completed during 2017.

140 Brookfield Infrastructure

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2018 and 2017.
Our group-wide liquidity at December 31, 2018 consisted of the following:

	As of
US$ MILLIONS	December 31, 2018	December 31, 2017
Corporate cash and financial assets	$238	$205
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(510)	(789)
Commitments under corporate credit facility	(47)	(47)
Proportionate cash retained in businesses	404	392
Proportionate availability under subsidiary credit facilities	817	629
Group-wide liquidity	$3,377	$2,865
At December 31, 2018, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $3.4 billion, an increase from $2.9 billion at December 31, 2017, primarily the result of capital raised during the year, offset by funds deployed for acquisitions and growth capital expenditures. At the corporate level, we ended 2018 with $2.2 billion of liquidity, an increase of $0.3 billion compared to the prior year.

Brookfield Infrastructure 141

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of December 31, 2018, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2019	2020	2021	2022	2023	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$275	$—	$330	$510	$878	$1,993
Total recourse borrowings	5	—	275	—	330	510	878	1,993
Non-recourse borrowings(1)
Utilities
Regulated Transmission	6	30	18	5	6	381	112	552
Regulated Distribution	11	15	7	24	79	271	1,210	1,606
Regulated Terminal	4	—	149	290	171	149	218	977
	8	45	174	319	256	801	1,540	3,135
Transport
Rail	5	37	104	114	164	178	457	1,054
Toll Roads	8	151	195	178	192	133	660	1,509
Ports	3	100	236	98	11	12	47	504
	6	288	535	390	367	323	1,164	3,067
Energy
Natural Gas Midstream	8	3	9	27	352	160	833	1,384
Distributed Energy Control Infrastructure	7	—	85	—	60	154	257	556
	8	3	94	27	412	314	1,090	1,940
Data Infrastructure
Telecommunications and Fiber	5	—	107	—	145	—	193	445
Data Storage	7	2	2	2	2	4	148	160
	5	2	109	2	147	4	341	605
Total non-recourse borrowings(1)	7	338	912	738	1,182	1,442	4,135	8,747
Total borrowings(2)	7	$338	$1,187	$738	$1,512	$1,952	$5,013	$10,740
Cash retained in businesses
Utilities								$58
Transport								270
Energy								35
Data Infrastructure								41
Corporate								238
Total cash retained								$642
Net debt
Utilities								$3,077
Transport								2,797
Energy								1,905
Data Infrastructure								564
Corporate								1,755
Total net debt								$10,098
Total net debt		3%	11%	7%	14%	18%	47%	100%

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

142 Brookfield Infrastructure

(2)
As of December 31, 2018, approximately 34% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively increasing floating rate debt maturities to approximately 29% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 22% of our total borrowings, inclusive of the impact of interest rate swaps.

Our debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2018 was 55%. The weighted average cash interest rate is 5.0% for the overall business (December 31, 2017: 4.6%), in which our utilities, transport, energy, data infrastructure and corporate segments were 4.3%, 6.8%, 5.3%, 3.6%, and 3.9%, respectively (December 31, 2017: 3.9%, 6.5%, 5.2%, 2.6% and 3.5%, respectively).
Proportionate debt, a Non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of December 31,
US$ MILLIONS	2018	2017
Consolidated debt	$15,106	$10,164
Add: proportionate share of debt of investments in associates:
Utilities	180	837
Transport	1,330	1,291
Energy	929	929
Data Infrastructure	445	467
Less: borrowings attributable to non-controlling interest	(6,346)	(3,028)
Premium on debt and cross currency swaps	(904)	(435)
Proportionate debt	$10,740	$10,225
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient
The following table presents our hedged position in foreign currencies as of December 31, 2018:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	CLP(1)	CAD(2)	EUR	COP	PEN	INR
Equity Investment—US$	$146	$1,323	$1,310	$2,307	$58	$1,002	$861	$138	$116	$104
FX contracts—US$	4,910	(1,323)	(1,310)	—	(340)	(1,002)	(861)	(63)	(11)	—
Net unhedged—US$	$5,056	$—	$—	$2,307	$(282)	$—	$—	$75	$105	$104
% of equity investment hedged	N/A	100%	100%	—%	100%	100%	100%	46%	9%	—%

(1)	CLP net equity investment presented at amortized cost and therefore not reflective of fair value.

(2)	CAD net equity investment excludes $936 million of preferred units.

Brookfield Infrastructure 143

At December 31, 2018, 70% of our net equity investment is U.S. dollar functional currency. For the 12 months ended December 31, 2018, we recorded gains in other comprehensive income of $97 million related to these contracts (2017: losses of $266 million).
For additional information, see Note 7, “Fair Value of Financial Instruments”, Note 33, “Derivative Financial Instruments” and Note 34, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.
OTHER MARKET RISKS
Inflation Risk
Certain of our subsidiaries and associates are subject to inflation risk. Most significantly, a portion of our toll road operations in Chile are subject to inflation risk as these debt portfolios are denominated in Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. However, we believe this is offset by the nature of our revenues which are in large part indexed to Chilean inflation.
Commodity Risk
Some of our operations are critically linked to the transport or production of key commodities. For example, in the long-term, our Australian regulated terminal operation relies on demand for coal exports, our Australian rail operation relies on demand for iron ore exports and our North American natural gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are not always able to be achieved, and in any event, the contract terms are finite and may include suspension or termination rights in favor of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. See Item 4.B “Business Overview” for more information.
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
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our partnership has a $1.975 billion committed revolving credit facility available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facility is intended, and has historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

144 Brookfield Infrastructure

The following table reconciles changes in our proportionate cash for the year:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Funds from Operations (FFO)	$1,231	$1,170	$944
Maintenance capital	(249)	(229)	(173)
Funds available for distribution (AFFO)	982	941	771
Distributions paid	(919)	(794)	(628)
Funds available for reinvestment	63	147	143
Growth capital expenditures	(797)	(893)	(843)
Debt funding of growth capex	356	473	460
Non-recourse debt issuances (repayments)	209	(118)	33
Proceeds from capital recycling	1,033	—	304
New investments, net of disposals	(1,040)	(1,902)	(463)
(Repayments) draws on corporate credit facility	(279)	789	(407)
Partnership unit repurchases, net of issuances	(16)	992	749
Proceeds from debt issuances, net of repayments	283	129	—
Proceeds from preferred unit issuances, net of repurchases	341	220	186
Impact of foreign currency movements	(164)	(137)	136
Changes in working capital and other	56	65	(9)
Change in proportionate cash	45	(235)	289
Opening, proportionate cash	597	832	543
Closing, proportionate cash	$642	$597	$832
We present cash flows generated by our businesses on a proportionate basis as over 40% of our FFO is generated by investments that are not consolidated in our financial statements. Our partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, our partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the business’ board of directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, our partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.

Brookfield Infrastructure 145

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO for the last three years:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Cash from operating activities	$1,362	$1,481	$753
Add: FFO from associates and joint ventures	546	584	454
Remove:
Distributions received from associates and joint ventures	(59)	(66)	(46)
Cash from operating activities attributable to non-controlling interests(1)	(1,028)	(840)	(231)
	821	1,159	930
Less: Maintenance capital expenditures	(249)	(229)	(173)
Taxes paid on disposition of Chilean electricity transmission operation	256	—	—
Changes in working capital and other items	154	11	14
AFFO(2)	$982	$941	$771

(1)
By removing cash from operating activities attributable to non-controlling interests, our partnership is able to present AFFO attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on page 125.

(2)
The most-closely related IFRS measure to AFFO is net income. However, occasionally we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section on page 125 for a reconciliation of AFFO to net income.

From a treasury management perspective, our partnership manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
The following table summarizes the sources of capital used to fund our partnership’s acquisitions and growth capital expenditures during the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Capital deployed in new investments	$1,040	$1,902	$1,476
Growth capital expenditures (net of non-recourse debt financing)	441	420	383
	1,481	2,322	1,859
Total capital market activity
Equity repurchases, net of issuances	(16)	992	749
Preferred units issuance, net of repurchases	341	220	186
Corporate debt issuance, net of repayments	283	129	—
	608	1,341	935
Proceeds from asset sales	1,033	—	1,317
	1,641	1,341	2,252
Net (spending) funding from retained cash flows and credit facility draws	$(160)	$981	$(393)

146 Brookfield Infrastructure

Since inception, our partnership has deployed $12.6 billion in acquisitions and organic growth initiatives of which $11.8 billion has been funded through capital market issuances and proceeds from capital recycling with the remaining predominantly through operating cash flows generated and retained in the business and draws on our corporate credit facility. Our partnership has generated and retained $800 million of operating cash flows which represented approximately 12%-15% of our funds from operations generated during the same period.
DISTRIBUTION POLICY
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2018(2)	2017	2016
Funds from Operations (FFO)	$1,231	$1,170	$944
Adjusted Funds from Operations (AFFO)	982	941	771
Distributions(1)	919	794	628
FFO payout ratio	75%	68%	67%
AFFO payout ratio	94%	84%	81%

(1)	Includes distributions to limited partners, Redeemable Partnership Units held by Brookfield and holders of Exchange LP Units, the general partner, preferred unitholders, and incentive distributions.

(2)
Our payout ratio was impacted during the year predominantly by the timing related to deploying capital generated from the sale of our Chilean electricity transmission business and the financing at our Brazilian regulated gas transmission business.

Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:

•	The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets

•	Our partnership’s group-wide liquidity and its ability to fund committed capital investments
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:

i)
Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and data infrastructure operations;

ii)	Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld

Brookfield Infrastructure 147

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
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, energy and data infrastructure assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed on in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged a Big 4 accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment.
Over the last two years, reviews were completed at a number of operations that together make up approximately 75% of our partnership’s FFO. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next year, our partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.

148 Brookfield Infrastructure

The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Growth capital expenditures by segment
Utilities	$402	$449	$428
Transport	208	326	319
Energy	135	76	67
Data Infrastructure	52	42	29
	$797	$893	$843
Growth capital expenditures for the year ended December 31, 2018 were $797 million, a decrease of $96 million or 11% versus 2017. The decrease in growth capital expenditures is associated with the sale of our interest in a Chilean electricity transmission business, the completion of major projects at our South American rail and toll road businesses, and a stronger U.S. dollar relative to the Brazilian real. These reductions were partially offset by higher connections activity and the investment in a smart meter program at our U.K. regulated distribution business, and the completion of the first phase of the Gulf Coast expansion at our North American natural gas transmission business.
The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2018	2017	2016
Maintenance capital expenditures by segment
Utilities	$20	$25	$17	$15	$15
Transport	170	180	155	133	88
Energy	110	120	64	70	61
Data Infrastructure	10	15	13	11	9
	$310	$340	$249	$229	$173
Maintenance capital expenditures for the year ended December 31, 2018 were $249 million, an increase of $20 million relative to the prior year. The increase in maintenance capital expenditures is commensurate with newly acquired businesses, partially offset by the depreciation of Brazilian real versus the U.S. dollar in 2018. During 2018, we acquired five new businesses which we estimate will require between $40-70 million of ongoing annual maintenance capital expenditures. We estimate annual maintenance capital expenditures for the upcoming year to be $20-25 million, $170-180 million, $110-120 million, and $10-15 million for our utilities, transport, energy, and data infrastructure segments, respectively, for a total range between $310-340 million prospectively. For the year ended December 31, 2018, our maintenance capital expenditures were marginally above our 2018 total annual estimated range primarily due to maintenance capital expenditures related to recently acquired businesses. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.

Brookfield Infrastructure 149

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2018, 2017, and 2016:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2018	2017	2016
Cash from operating activities	$1,362	$1,481	$753
Cash used by investing activities	(5,564)	(5,721)	(1,058)
Cash from financing activities	4,418	3,814	899
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2018 vs. 2017
Cash from operating activities
Cash from operating activities totaled $1.4 billion during the year ended December 31, 2018, a decrease of $0.1 billion from 2017. Operating cash flows benefited from initial contributions from acquisitions completed during the year and organic growth from our existing operations. These benefits were more than offset by the $0.3 billion payment of taxes triggered by the disposition of our investment in a Chilean electricity transmission operation and the impact of foreign exchange.
Cash used by investing activities
Cash used by investing activities was $5.6 billion during the year ended December 31, 2018, a decrease of $0.2 billion from 2017. Investing activities reflect a higher level of capital deployment as 2018 was a very successful year from an acquisition standpoint. Net investment activity, inclusive of strategic partnerships accounted for using the equity method, increased by $1.1 billion, however this was more than offset by $1.3 billion of proceeds relating to the disposition of our investment in a Chilean electricity transmission operation.
Cash from financing activities
Our partnership generated $4.4 billion of cash flows from financing activities during the year ended December 31, 2018, as compared to $3.8 billion in 2017. The increase was due to $3.6 billion of additional non-recourse borrowings, primarily associated with acquisitions completed during the year, partially offset by lower corporate borrowings and capital market activities of $2.0 billion and lower net capital provided by non-controlling interests of $1.0 billion.
2017 vs. 2016
Cash from operating activities
Cash from operating activities totaled $1.5 billion in 2017, an increase of $0.7 billion from 2016. The increase was primarily due to acquisitions completed during 2017 which contributed $0.8 billion of additional operating cash flows, and organic growth from our existing operations which provided a further $0.1 billion. These increases were partially offset by non-recurring gains recognized in 2016 within our transport segment of $0.2 billion.

150 Brookfield Infrastructure

Cash used by investing activities
Cash used by investing activities increased by $4.7 billion to $5.7 billion in 2017 from 2016. Of the increase, $3.8 billion related to incremental capital deployed in acquisitions, most notably the acquisition of our Brazilian regulated gas transmission operation. Additionally, there was a decrease in proceeds from the sale of financial assets of $0.6 billion and additional cash used to fund hedge settlements of $0.3 billion.
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
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.25% managing general partner interest. As of December 31, 2018, Brookfield holds a 29.34% interest in the Holding LP through Redeemable Partnership Units and an additional 0.41% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2018, Brookfield’s aggregate limited partnership interest in our partnership is approximately 29.5% assuming the exchange of all the Redeemable Partnership Units.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.

Brookfield Infrastructure 151

Brookfield’s 0.41% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2018, the Holding LP paid incentive distributions of $136 million (2017: $113 million, 2016: $80 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
On November 7, 2018, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 13,843,928 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on November 12, 2018 and will terminate on November 11, 2019, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year.
In September 2017, we issued approximately 16.6 million units at $42 per unit in public offerings in the United States and Canada. In total, $700 million of gross proceeds were raised through the issuance and $28 million in equity issuance costs were incurred. Concurrently, we issued 7.4 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield in a private placement for additional proceeds of $300 million. After giving effect to the public offering and concurrent private placement to Brookfield, our partnership’s ownership interest in the Holding LP decreased slightly without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $6 million that was recognized directly in equity.
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
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 369,826 units (2017: 494,855 units).

152 Brookfield Infrastructure

The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2018	December 31, 2017
Redeemable Partnership Units, held by Brookfield	115,824,992	115,824,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	277,347,890	276,572,900
Total	394,773,292	393,998,302
During 2018 and 2017, our outstanding issued Redeemable Partnership Units changed as follows:

	2018		2017
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,078	115,824,992	$1,778	108,401,992
Units issued	—	—	300	7,423,000
Outstanding at end of year	$2,078	115,824,992	$2,078	115,824,992
During 2018 and 2017, our outstanding issued Special General Partner Units changed as follows:

	2018		2017
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410
Outstanding at end of year	$19	1,600,410	$19	1,600,410
During 2018 and 2017, our outstanding issued Managing General Partner Units changed as follows:

	2018		2017
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$4,907	276,572,900	$4,215	259,450,045
Units issued	34	1,637,770	692	17,122,855
Units repurchased and cancelled	(30)	(862,780)	—	—
Outstanding at end of year	$4,911	277,347,890	$4,907	276,572,900
During 2018 and 2017, our outstanding issued Exchange LP Units changed as follows:

	2018		2017
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$—	—	$—	—
Units issued	232	5,726,170	—	—
Units exchanged	(20)	(1,267,944)	—	—
Outstanding at end of year	$212	4,458,226	$—	—

Brookfield Infrastructure 153

The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2018	December 31, 2017
Holding LP Series 1 Preferred Units	4,992,806	5,000,000
Holding LP Series 3 Preferred Units	4,994,852	5,000,000
Holding LP Series 5 Preferred Units	9,994,056	10,000,000
Holding LP Series 7 Preferred Units	11,990,405	12,000,000
Holding LP Series 9 Preferred Units	7,993,758	—
Holding LP Series 11 Preferred Units	9,964,100	—
Total	49,929,977	32,000,000
Our preferred units were not affected by the Unit Split.
During 2018 and 2017, our outstanding issued Preferred Units changed as follows:

	2018		2017
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$595	32,000,000	$375	20,000,000
Units issued	342	18,000,000	220	12,000,000
Units repurchased and cancelled	(1)	(70,023)	—	—
Outstanding at end of year	$936	49,929,977	$595	32,000,000
In September 2018, our Limited Partnership Agreement was amended to create the Series 11 Preferred Units and Series 12 Preferred Units. The limited partnership agreement of the Holding LP was also amended in September 2018 to create the Holding LP Series 11 Preferred Units and Holding LP Series 12 Preferred Units with terms substantially mirroring the Series 11 Preferred Units and Series 12 Preferred Units, respectively. Our Partnership issued 10 million Series 11 Preferred Units at an offering price of C$25 per Series 11 Preferred Unit under its shelf registration in Canada and acquired 10 million Holding LP Series 12 Preferred Units at the offering price.
In January 2018, our Limited Partnership Agreement was amended to create the Series 9 Preferred Units and Series 10 Preferred Units. The limited partnership agreement of the Holding LP was also amended in January 2018 to create the Holding LP Series 9 Preferred Units and Holding LP Series 10 Preferred Units with terms substantially mirroring the Series 9 Preferred Units and Series 10 Preferred Units, respectively. Our Partnership issued 8 million Series 9 Preferred Units at an offering price of C$25 per Series 9 Preferred Unit under its shelf registration in Canada and acquired 8 million Holding LP Series 10 Preferred Units at the offering price.
5.C    RESEARCH AND DEVELOPMENT
Not applicable.

154 Brookfield Infrastructure

5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. In addition, we have a substantial capital backlog to be commissioned in the next two to three years and we believe that notwithstanding increasing political uncertainty, most of our markets have favorable outlooks, which we believe provides an opportunity for increased organic growth in cash flows. Our beliefs as to the opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in or cash flows, or capital deployed for acquisitions or organic growth. See page 4, “Forward-Looking Statements”.
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
Below are trends that we anticipate will generate meaningful investment opportunities for our business:

•
Data infrastructure - Data is the fastest growing commodity in the world, with global usage expected to grow exponentially for the foreseeable future. This growth is driving the need for massive investment in the networks that transmit and store data. We have already begun making investments in data highways, namely fiber-to-the-home networks, telecom towers, and data centers, and are pursuing additional opportunities in the sector.

•
Midstream energy - Midstream energy assets are strategically located, difficult to replicate and have a strong contracted cash flow profile. Their scarcity value is supported by the fact that they are often the only connections between supply and demand centers. In addition, with the emergence of new resources and growing demand, there is a large funding gap of infrastructure build-out, making these assets primed to benefit from future growth.

Over the years, our partnership has evolved in terms of the scale of our business, and the growth and maturity profiles of our assets. We have also taken strides to re-position our funding strategy, allowing us to become more self-reliant in funding our growth. We have accomplished this by executing well on our asset rotation strategy, which is an integral component of our full cycle investment plan.
In allocating every dollar of FFO, we typically invest about 15-20% to satisfy maintenance capex obligations, with another 15-20% going into smaller, recurring growth projects, and the remaining 60-70% being utilized for distributions to unitholders. The primary source of funding for new investment activities and large-scale expansions will continue to be asset sales, with capital market issuances available to fund outsized growth opportunities.

Brookfield Infrastructure 155

Capital recycling has been a critical component of our full-cycle investment strategy and is important to our business for the following reasons:

•
Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns. This was the case with our Chilean electricity transmission business, which we sold for $1.3 billion. Essentially, we exchanged an asset generating a 7% FFO yield for newly acquired utilities, data infrastructure and energy businesses that we expect to provide an 11% FFO yield on an annualized basis.

•
Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to unitholders by avoiding dilution on our high-growth businesses.

•
Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.

The current outlook for Brookfield Infrastructure is favorable. We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
Our primary focus for the upcoming year is to advance our pipeline of transactions that are well progressed. We also remain focused on the integration plans at our recently acquired businesses and executing on our organic capital project initiatives.
5.E    OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2018, letters of credit issued by our subsidiaries amounted to $47 million (December 31, 2017: $106 million).

156 Brookfield Infrastructure

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
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2018:

December 31, 2018 US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$1,048	$48	16	$20	$220	$1,352
Corporate borrowing	—	—	275	330	1,388	1,993
Non-recourse borrowing	995	794	835	4,292	6,290	13,206
Financial liabilities	124	26	38	999	93	1,280

Interest Expense:
Corporate borrowing	67	66	60	118	75	386
Non-recourse borrowing	595	542	510	887	1,771	4,305
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $204 million per year based on the December 31, 2018 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
5.G    SAFE HARBOR
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

Brookfield Infrastructure 157

The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Derek Pannell(2)(3) Saint John, Canada	72	Chair	Director
Jeffrey Blidner Toronto, Canada	70	Director	Vice Chairman of Brookfield Asset Management
William Cox(2) Pembroke, Bermuda	56	Director	Business Executive
John Fees Lynchburg, Virginia	61	Director	Non-Executive Chairman of BWXT
Arthur Jacobson, Jr.(2) Malibu, California	56	Director	Director
John Mullen Sydney, Australia	63	Director	Director, Chairman of Telstra Corporation Limited
Anne Schaumburg(3) Short Hills, New Jersey	69	Director	Director
Danesh Varma(3) Kingston-Upon-Thames, England	69	Director	Chief Financial Officer and Director

(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)	Member of the nominating and governance committee. Arthur Jacobson is the chair of the nominating and governance committee.

(3)	Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Danesh Varma is our audit committee financial expert.
Derek Pannell.   Derek has served as a director of our General Partner since June 15, 2007. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 42 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and African Barrick Gold until April 2013 and currently serves as the Chairman of Nutrien Ltd, which was formed in January 2018 following the merger of Potash Corp and Agrium Inc, of which he was a Director from 2007. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.
Jeffrey Blidner. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of Brookfield Renewable Partners and Chairman of Brookfield Business Partners. He also serves as a Director of Brookfield Asset Management, Brookfield Infrastructure Partners and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

158 Brookfield Infrastructure

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
John Fees.   John joined as a director of our General Partner on April 22, 2013. He is the Non-Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 39 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh
Arthur Jacobson, Jr.   Arthur has served as a director of our General Partner since November 27, 2007. He is a former Managing Director of Spear, Leeds Kellogg Specialists LLC (a division of Goldman Sachs Group Inc.) from 2001 to 2004. He was a partner of Benjamin Jacobson and Sons, LLC from 1987 to 2001. He was also a specialist on the NYSE for 16 years, from 1988 to 2004. Prior to that he was an account executive at Drexel Burnham Lambert Inc. from 1985 to 1987. Arthur holds a degree in business administration from the University of Southern California.
John Mullen.   John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group - two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
Anne Schaumburg.   Anne has served as a director of our Managing General Partner since November 3, 2008. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 - 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.

Brookfield Infrastructure 159

Danesh Varma.   Danesh has served as a director of our General Partner since June 15, 2007. He is the Chief Financial Officer and a director of Anglesey Mining PLC, and Conquest Resources Limited. He joined Conquest Resources Limited in 2006, and Anglesey Mining PLC in 2014. In addition to the above, Danesh joined Xterra Inc as their Chief Financial Officer in 2008. From 1999 to 2005, Danesh was a director at Dundee B Corp. Ltd. Prior to that, Danesh held a number of senior positions in the banking, corporate finance and accounting fields. Danesh holds a degree from Delhi University and is a Chartered Professional Accountant.
Additional Information About Directors and Officers
Until February 2011, Chief Executive Officer of the Service Provider, Mr. Sam Pollock was a director of Fraser Papers Inc. (“Fraser Papers”) an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act (“CCAA”) in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers’ creditors, which was completed in May 2011.
Our Management
Our General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 100,000 operating employees and over 750 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Sam Pollock	52	29	24	Chief Executive Officer
Bahir Manios	40	17	14	Chief Financial Officer
Ben Vaughan	47	21	18	Chief Operating Officer
Brian Baker	48	22	12	Chief Investment Officer & Head of Transport and Energy
Jonathan Kelly	36	14	12	Chief Investment Officer & Head of Utilities and Data infrastructure

160 Brookfield Infrastructure

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, energy and data infrastructure operations. Set forth below is biographical information for Messrs. Pollock, Manios, Vaughan, Baker and Kelly:
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
Ben Vaughan. Ben is a Senior Managing Partner of Brookfield Asset Management and Chief Operating Officer of the Service Provider. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable Group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
Brian Baker. Brian is a Managing Partner of Brookfield Asset Management and the Chief Investment Officer for Energy and Transport of the Service Provider. In this role, Brian is responsible for evaluating investment opportunities, including the oversight and investment strategy within the energy and transportation segments. Brian joined Brookfield in 2007 after spending four years as Vice President and Chief Financial Officer for several oil and gas production companies in Western Canada. He was previously a Partner with Collins Barrow Chartered Accountants, where he focused on advisory work in the oil and gas sector. Brian holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Professional Accountant.
Jonathan Kelly. Jonathan is a Managing Partner of Brookfield Asset Management, Chief Investment Officer for Utilities and Data Infrastructure of the Service Provider and Head of Europe for Brookfield Infrastructure. In this role, Jonathan is responsible for originating, evaluating and structuring investments and financings globally. Since joining Brookfield in 2007, he has held a number of roles across the organization in the Sydney, Toronto and London offices. Jonathan previously worked at a leading Canadian investment bank. Jonathan holds a Bachelor of Commerce degree, with honors, from Queen’s University.
See also information contained in this annual report on Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”

Brookfield Infrastructure 161

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

162 Brookfield Infrastructure

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
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the Exchange LP Units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Brookfield Infrastructure 163

The table below sets forth the management fees for the years ended December 31, 2018, 2017 and 2016, respectively.

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Base management fee	$214	$230	$158
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

164 Brookfield Infrastructure

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

Brookfield Infrastructure 165

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
6.B    COMPENSATION
Compensation
During the year ended December 31, 2018, our General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2018 paid the chairperson of the board of directors $150,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2018 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson’s total remuneration for the 2018 fiscal year $120,000.
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

166 Brookfield Infrastructure

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
Election and Removal of Directors
Our General Partner’s board of directors was appointed by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of our General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Brookfield Infrastructure 167

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

168 Brookfield Infrastructure

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
Director Unit Ownership Requirements
We believe that directors of the General Partner can better represent our unitholders if they have economic exposure to our partnership themselves. We expect that directors of the General Partner hold sufficient units such that the acquisition costs of our units held by such directors is equal to at least two times their annual retainer, as determined by the board of directors of the General Partner from time to time. Directors of the General Partner are required to meet this requirement within five years of their date of appointment.
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

Brookfield Infrastructure 169

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

170 Brookfield Infrastructure

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

Brookfield Infrastructure 171

6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner own less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”

172 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2018.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3)	116,074,637	(3)	29.5%	(3)
Partners Limited(4)	118,977,912	(4)	30.3%	(4)
Bank of Montreal(5)	16,951,223	(5)	6.1%	(5)

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

(2)
The percentages shown are based on 277,347,890 units outstanding as of December 31, 2018 and in the case of Brookfield Asset Management and Partners Limited, 115,824,992 additional units upon exchange of all of the Redeemable Partnership Units.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 116,074,637 of our units that it holds through wholly-owned subsidiaries, constituting approximately 29.5% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units. This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management.

(4)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 118,977,912 of our units, constituting approximately 30.3% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units. This amount includes 2,865,172 of our units beneficially held by Partners Value Investments LP and all of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 38,102 of our units with respect to which it has sole voting and investment power.

(5)	Based on a Schedule 13G filed by Bank of Montreal on February 14, 2019.
Our major unitholders have the same voting rights as all other holders of our units.
As of December 31, 2018, 125,249.716893 of our outstanding units were held by 686 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2018, DTC was the holder of record of 95,987,874 units.
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
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 32, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 173

Relationship Agreement
Our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.
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

174 Brookfield Infrastructure

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

Brookfield Infrastructure 175

Pursuant to the Voting Agreements, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreements will be voted in favor of the election of directors or officers (or their equivalent, if any) approved by our partnership (or our partnership’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of our partnership (or our partnership’s designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, our partnership or our partnership’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our partnership or our partnership’s designated affiliates, as applicable, in their discretion.
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

176 Brookfield Infrastructure

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

Brookfield Infrastructure 177

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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

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

180 Brookfield Infrastructure

Conflicts of Interest and Fiduciary Duties
Our organizational, ownership and management structure and strategy involve a number of aspects and relationships that may give rise to conflicts of interest between our partnership and our unitholders and preferred unitholders, on the one hand, and Brookfield and/or other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively “Brookfield Accounts”), on the other hand. The discussion below sets out certain of the conflicts of interest that may arise, but does not purport to be a complete list or explanation of all such potential conflicts of interest. Dealing with conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and balanced taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favourable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by our General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, where required pursuant to the policy, third-party validation and approvals. The policy focuses on addressing the principal activities that may give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
As described elsewhere herein, we may pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in infrastructure and related assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and may in the future provide (without notice to our unitholders or preferred unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, timberlands and renewable power investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, Brookfield Accounts may compete with, or have priority over, our partnership in respect of investment opportunities, and opportunities that would otherwise be suitable for us may not be made available to us, we may receive a smaller allocation of such opportunities than would otherwise have been the case, or we may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favourable than otherwise would have been the case).

Brookfield Infrastructure 181

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s discretion based on various portfolio construction and management factors, including: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our partnership, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including other opportunities that we may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there may be differences in the overall performance of our partnership, Brookfield and Brookfield Accounts that have overlapping investment mandates.
In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our partnership), Brookfield will face certain potential conflicts of interest between the interests of our partnership, its interests and the interests of Brookfield Accounts. These potential conflicts may be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our partnership, where Brookfield is entitled to higher fees from Brookfield Accounts than from our partnership, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest may arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our partnership’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•
Allocation of Broken-Deal Expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, tax, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our partnership, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

182 Brookfield Infrastructure

•
Co-Investment Opportunities and Expenses. Because of the scale of typical infrastructure acquisitions, we may offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and may be based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we may offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other Activities of Our Investment Personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities could conflict with their responsibilities to us.

•
Investments by Brookfield Personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) may generally buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts). Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

Brookfield Infrastructure 183

•
Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•
Warehousing Investments. Where Brookfield has made an acquisition, it may transfer it to us at a later date at cost, plus a pre-agreed interest rate, after the assets have been developed or we have obtained sufficient financing. Similarly, we may warehouse one or more investments for a Brookfield Account in which we are invested and generally transfer the warehoused investment to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment, we may be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, we may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of our General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account.

184 Brookfield Infrastructure

•
Terms of an Investment by Our Partnership May Benefit or Disadvantage Brookfield or a Brookfield Account. In making certain decisions with regard to a potential investment by our partnership (or by a Brookfield Account in which we are invested), Brookfield could face certain conflicts of interest between the interests of our partnership (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate or a Brookfield Account that has already made a related investment, on the other hand. Similarly, a prospective investment by Brookfield or a Brookfield Account may present a conflict of interest with respect to an investment by our partnership. Subject to applicable law and our conflicts policy, Brookfield may cause our partnership to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that may result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, we may make a debt or equity investment in an entity which is expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account might benefit if our partnership invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it might benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, Brookfield or a Brookfield Account might be in the position of making an investment that could be used to repay loans from our partnership, which would present the opposite conflict. Similarly, such conflicts might also be present in other situations. For example, in certain circumstances, we may pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which may result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities may enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield may take its own, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

Brookfield Infrastructure 185

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, Brookfield or Brookfield Accounts may: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our partnership; or (c) hold debt positions (either junior or senior to our positions) or other interests in an investment’s capital stack. The interests of Brookfield or Brookfield Accounts in such investments may differ from our interests and also may have been acquired at different times, at different prices and/or subject to different terms and conditions. As a result of these differences, Brookfield or Brookfield Accounts may manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, may seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that may be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield may be incentivized to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our partnership, even though taking such interests into account could adversely affect us.

186 Brookfield Infrastructure

In addition, we and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, we and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, we may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our partnership. Likewise, a Brookfield Account in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our partnership (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our partnership (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield may (but are under no obligation to) refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our partnership may benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, we could sustain losses during periods where Brookfield or a Brookfield Account achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

Brookfield Infrastructure 187

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies with which Brookfield may technically be affiliated (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates may have investment mandates that overlap with our investment mandate and conflicts may arise therefrom. For example, the possibility exists that such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates could pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our partnership. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and therefore may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield may arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts may provide Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

188 Brookfield Infrastructure

•
Fees for Services. We (or portfolio companies that we are directly or indirectly invested in) may be retained to perform certain services to Brookfield, Brookfield Accounts and/or companies and assets they are invested in that would otherwise be provided by third parties. To the extent we provide such services, we will generally be compensated (a) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by (i) persons engaged in the same or substantially similar activities or (ii) Brookfield in its provision of the same or substantially similar services to one or more third parties (such rates, the “Customary Rates”); provided that, if Customary Rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), (b) at such other rates for the relevant services approved by our General Partner’s independent directors. In determining Customary Rates, Brookfield will seek to determine what one or more comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the Customary Rate at such time, and may base its determination on one or more factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to one or more third parties, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by us will not be less than those charged by certain similarly-situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by us, then we may be obligated to continue to provide the applicable service at a below-market rate.

In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our partnership and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our partnership) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.

Brookfield Infrastructure 189

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our partnership and/or portfolio companies in which we are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our partnership and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our partnership and/or portfolio companies in which we are (directly or indirectly) invested may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our partnership and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our partnership and/or our portfolio companies. In addition, Brookfield may make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Ventures) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield may, and often will, refer, introduce or otherwise facilitate transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies, which may, and often will, result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which may be significant. Such financial incentives that inure to or benefit Brookfield pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders or preferred unitholders.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets may determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable.

190 Brookfield Infrastructure

•
Affiliated Transactions. In the ordinary course of business, certain of our investments may receive services from, or participate in transactions or other arrangements with, portfolio companies invested in by Brookfield or Brookfield Accounts in which we are not invested. Such transactions and/or arrangements may not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, may replace transactions and/or arrangements with third parties. For example, one of our investee companies may be a tenant of or may contract to acquire power from a portfolio company of Brookfield or a Brookfield Account. These transactions and/or arrangements are expected to be entered into on an arm’s length basis at Customary Rates in accordance with our conflicts policy. In addition, certain such engagements may involve performance-based compensation (“Operating Performance Compensation”) payable to certain management members of the applicable operating affiliate providing the service. The cost of such Operating Performance Compensation and any other related fees and expenses in connection with services provided by the operating affiliate will be borne entirely by the company receiving the service (and indirectly by us based on our direct or indirect interest in such company). For the avoidance of doubt, Brookfield or the operating affiliate may subcontract with third parties for the provision of the services Brookfield or the operating affiliate was engaged to provide.

While such transactions and/or arrangements have the potential for inherent conflicts of interest, Brookfield believes that our access to Brookfield and its and Brookfield Accounts’ portfolio companies enhances our capabilities and is an integral part of our operations. These transactions and/or arrangements will not require the consent of our unitholders or preferred unitholders.

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts or its own investing activities may be used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities may be used for the benefit of Brookfield or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself or Brookfield Accounts). Brookfield may trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading may result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our partnership, or may result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures may reduce synergies across Brookfield’s various activities, which could negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures may result in our partnership, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or may otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

Brookfield Infrastructure 191

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our partnership in accordance with such analysis and models. In the event Brookfield elects not to share certain information with us, we may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to us.

•
Material Non-Public Information; Trading Restrictions. From time to time, our ability to buy or sell certain securities may be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our partnership, Brookfield or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). Brookfield might not engage in transactions or other activities for, or enforce certain rights in favor of, our partnership due to Brookfield’s activities outside our partnership and regulatory requirements, policies, and reputational risk assessments.

Brookfield may possess material, non-public information about a company that would limit our ability to buy and sell securities related to that company (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In such situations, Brookfield may be limited and/or restricted in its ability to trade in the securities of the company (or other companies about which the company has material non-public information). This may adversely affect our ability to make and/or dispose of certain investments.
Furthermore, as a result of applicable regulations, in certain circumstances, our position in an investment may be aggregated with a position held by Brookfield (including parts of Brookfield that are separated by an information barrier) and Brookfield Accounts. This could require us, together with such other Brookfield parties, to make certain disclosure filings or could otherwise restrict our activities with respect to such investment.

•
Client and Other Relationships. Brookfield is permitted to pursue other business activities (including through portfolio companies that it and Brookfield Accounts invest in) and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in may provide investment banking and other advisory services to third parties with respect to assets in which we may be invested or seeking to invest. The interests of such portfolio companies in such circumstances may conflict with (and potentially be adverse to) our interests, and we may compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

192 Brookfield Infrastructure

•
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders.

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield may value a similar or identical asset differently for our partnership than for itself or a Brookfield Account, including because our partnership, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our partnership, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our partnership. For example, Brookfield may invest, trade or make a market in the equity, debt or other interests of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. As a result, PSG will not share investment opportunities that may otherwise be suitable for our partnership with us, and our partnership will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG may hold an interest in one of our investments and, as a result of different investment objectives and views, PSG may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield may decide at any time, and without notice to our unitholders or preferred unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield may be subject to certain protocols, obligations and restrictions in managing our partnership, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

Brookfield Infrastructure 193

•
Third-Party Service Providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders or preferred unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand. Brookfield or Brookfield Accounts may hold investments in companies that provide services to entities in which we invest generally, and, subject to applicable law, Brookfield may refer or introduce such companies’ services to entities that have issued securities held by us.

•
Advisors. Brookfield may engage or retain strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (which may include former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our partnership or Brookfield Accounts in which we are invested may be treated as expenses of our partnership or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) may be offered the ability to co-invest alongside our partnership, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons may have certain attributes of Brookfield “employees” (e.g., they may have dedicated offices at Brookfield and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Brookfield expects, where applicable, to allocate the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

194 Brookfield Infrastructure

•
Diverse Interests. The various types of investors in and beneficiaries of our partnership, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our partnership and any entities with which we co-invest may have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders and preferred unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

•
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates, and in certain circumstances, such reputational considerations may conflict with our interests. Our General Partner or Brookfield may make decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders and preferred unitholders or consistent with the determination our General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our partnership could affect our General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities. Brookfield may expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders”.

Brookfield Infrastructure 195

As noted above, activities and transactions that give rise to potential conflicts of interests between our partnership and our unitholders and preferred unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by our General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that may give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
Pursuant to the conflicts management policy, Brookfield is required to seek the prior approval of our General Partner’s independent directors for certain transactions, including: (i) acquisitions by our partnership from, and dispositions by our partnership to, Brookfield and Brookfield Accounts; (ii) the dissolution of our partnership or the Holding LP; (iii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement; and (vi) any other material transaction involving our partnership and Brookfield. Pursuant to the conflicts management policy, our General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”) which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership was included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.5% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield.

196 Brookfield Infrastructure

In addition, the conflicts management policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Holding LP’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our partnership of an asset from Brookfield or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.
Our Limited Partnership Agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the General Partner, therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.
In addition, our Limited Partnership Agreement provides that our General Partner and its affiliates do not have any obligation under our Limited Partnership Agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our partnership, the Holding LP, any Holding Entity or any other holding entity established by us. Our Limited Partnership Agreement also allows affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.

Brookfield Infrastructure 197

These modifications to the fiduciary duties are detrimental to our unitholders and preferred unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us, our unitholders and preferred unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D “Risk Factors-Risks Relating to Our Relationship with Brookfield-Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.”
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
Other Related Party Transactions
Brookfield Infrastructure is the borrower under a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The independent directors of our General Partner approved Brookfield Infrastructure’s entry into this revolving credit facility on February 8, 2018. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result it in ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2018, there were no borrowings outstanding.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned on such deposits is at market terms. At December 31, 2018, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2017: less than $1 million) and earned interest of less than $1 million for year ended December 31, 2018 (2017: less than $1 million, 2016: less than $1 million). At December 31, 2018, Brookfield’s deposit balance with Brookfield Infrastructure was $nil (December 31, 2017: $nil) and earned interest of $nil for year ended December 31, 2018 (2017: $nil, 2016: $nil).
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

198 Brookfield Infrastructure

ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for additional information required to be disclosed under this Item.
8.B    SIGNIFICANT CHANGES
See Item 3 “Key Information”, Item 4 “Information on the Company”, Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation” for additional information.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 1 Preferred Units, Series 3 Preferred Units, Series 5 Preferred Units, Series 7 Preferred Units, Series 9 Preferred Units and Series 11 Preferred Units are listed on the TSX under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.

Brookfield Infrastructure 199

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”
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

200 Brookfield Infrastructure

Our Units and Preferred Units
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
Exchange LP Units and the Support Agreement
In connection with the acquisition of all of the outstanding common shares of Enercare in October 2018, Canadian residents had the election to receive an Exchange LP Unit of Exchange LP, instead of cash, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Exchange LP Units are not transferrable, except upon the death of a holder.
Holders of Exchange LP Units are entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all Exchange LP Units held by them and to receive in exchange one of our units, plus the full amount of all declared and unpaid distributions on the Exchange LP Units and all distributions declared on one of our units that have not yet been declared or paid on the Exchange LP Units (the “Distribution Amount”), if any. Instead of Exchange LP redeeming the retracted units, we have a call right to purchase all but not less than all of the units covered by the retraction request.
Exchange LP has the right, commencing on the seventh anniversary of the closing of the acquisition of Enercare, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one of our units for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if certain conditions are met. Instead of Exchange LP redeeming such Exchange LP Units, we have a call right to require that each holder of Exchange LP Units sell all the Exchange LP Units held by such holder to us on the redemption date upon payment by us to such holder of the purchase price for such Exchange LP Units.
Under the support agreement between us and Exchange LP (the “Support Agreement”), we have covenanted that, so long as such Exchange LP Units not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any distribution on our units unless (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units and (ii) Exchange LP has sufficient money to pay such distribution; (b) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on our units; (c) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units, as the case may be.

Brookfield Infrastructure 201

The Support Agreement also provides that, without the prior approval of Exchange LP and the holders of Exchange LP Units, we will not distribute our units or rights to subscribe for our units or other property or assets to all or substantially all of our holders, change any of the rights, privileges or other terms of our units, or change the then outstanding number of our units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our units, we and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as our holders.
The foregoing is a summary of certain of the material terms of the Exchange LP Units, as set out in the limited partnership agreement of Exchange LP, and the Support Agreement and is qualified in its entirety by reference to the full text of the limited partnership agreement of Exchange LP and the Support Agreement, which are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com.

Redeemable Partnership Units
The Redeemable Partnership Units are exchangeable into our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association-Description of the Holding LP’s Limited Partnership Agreement- Redemption-Exchange Mechanism”.
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

202 Brookfield Infrastructure

The Series 1 Preferred Units are redeemable by our partnership on June 30, 2020 and on June 30 every five years thereafter for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2020 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31, 2020 and on December 31 every five years thereafter for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2020 and on December 31 every five years thereafter. The Series 5 Preferred Units are redeemable by our partnership on September 30, 2021 and on September 30 every five years thereafter for C$25.00 per Series 5 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 5 Preferred Units will have the right, at their option, to reclassify their Series 5 Preferred Units into Series 6 Preferred Units, subject to certain conditions, on September 30, 2021 and on September 30 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, March 31, 2022 and on March 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31, 2023 and on March 31 every five years thereafter for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2023 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31, 2023 and on December 31 every five years thereafter for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2023 and on December 31 every five years thereafter.
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

Brookfield Infrastructure 203

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

204 Brookfield Infrastructure

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. Holders of Series 6 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.64%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.78%, and (ii) 5.00%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.78%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%.
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

Brookfield Infrastructure 205

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

206 Brookfield Infrastructure

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

Brookfield Infrastructure 207

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

208 Brookfield Infrastructure

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

Brookfield Infrastructure 209

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

210 Brookfield Infrastructure

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

Brookfield Infrastructure 211

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

212 Brookfield Infrastructure

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

Brookfield Infrastructure 213

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
Our Limited Partnership Agreement provides that each person who is entitled to be indemnified by our partnership (other than our General Partner), as described below under “—Indemnification; Limitation on Liability,” has the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity or any other holding vehicle established by our partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity and any other holding vehicle established by our partnership (or any of their respective investors), and shall be deemed not to be a breach of our General Partner’s fiduciary duties or any other obligation of any type whatsoever of our General Partner. None of our General Partner, our partnership, the Holding LP, any Holding Entity, any operating entity, any other holding vehicle established by our partnership or any other person shall have any rights by virtue of our Limited Partnership Agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our partnership as described below under “—Indemnification; Limitation on Liability.”
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

214 Brookfield Infrastructure

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

Brookfield Infrastructure 215

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

216 Brookfield Infrastructure

•
made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and

•	ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our partnership in accordance with our Limited Partnership Agreement.
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
Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP’s limited partnership agreement, as amended from time to time, which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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

Brookfield Infrastructure 217

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

218 Brookfield Infrastructure

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
Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.5% assuming the exchange of the Redeemable Partnership Units (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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

Brookfield Infrastructure 219

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

On September 14, 2016, concurrent with completion of the Unit Split, the Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. The limited partnership agreement of the Holding LP was also amended on such date to adjust the First Distribution Threshold from $0.305 to $0.203 and the Second Distribution Threshold from $0.33 to $0.22 to reflect the Unit Split.
Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.5025		$2.010
First distribution threshold		$0.203		$0.812
Total units of Holding LP	395
Total first distribution			$80		$320
Distribution in excess of first distribution threshold		$0.017		$0.068
Total units of Holding LP	395
Second distribution to partners			$7		$27
15% incentive distribution to the holder of Special General Partner Units			$1		$5
Total second distribution			$8		$32
Distribution in excess of second distribution threshold		$0.2825		$1.130
Total units Holding LP	395
Third distribution to partners			$112		$446
25% incentive distribution to the holder of Special General Partner Units			$37		$149
Total third distribution			$149		$595
Total distributions to partners (including incentive distributions)			$237		$947
Total incentive distributions to the holder of Special General Partner Units			$38		$154

220 Brookfield Infrastructure

The table below sets forth the incentive distributions for the years ended December 31, 2018, 2017 and 2016 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Incentive Distributions	$136	$113	$80
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

Brookfield Infrastructure 221

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

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests, other than any Holding LP preferred units, held by that partner from time to time and is adjusted upon and to reflect the issuance of additional partnership interests of the Holding LP. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Holding LP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of the Holding LP, and (ii) the subsequently issued partnership interests of the Holding LP.
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

222 Brookfield Infrastructure

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
Meetings
Special meetings of the limited partners and special general partner of the Holding LP may be called by Holding LP’s managing general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by holders of units owning 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by Holding LP’s managing general partner or Brookfield. Only holders of partnership interests of the Holding LP of record on the date set by its managing general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.
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

Brookfield Infrastructure 223

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
No Limited Partner or Special General Partner Approval
Subject to applicable law, the managing general partner may generally make amendments to the Holding LP’s limited partnership agreement without the approval of any limited partner or the special general partner to reflect:

•	a change in the name of our partnership, the location of our partnership’s registered office or our partnership’s registered agent;

•	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;

•
a change that the managing general partner determines is necessary or appropriate for our partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•	an amendment that the managing general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

224 Brookfield Infrastructure

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

Brookfield Infrastructure 225

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
Dissolution
The Holding LP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by the managing general partner, with the approval of a majority of the members of the independent directors of our General Partner, that, in the opinion of the managing general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Holding LP; (ii) the election of the managing general partner if the Holding LP, as determined by the managing general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that any general partner withdraws from our partnership where that withdrawal violates the Holding LP’s limited partnership agreement; (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Holding LP or an order to wind up or liquidate the managing general partner without the appointment of a successor; and (v) the date on which the managing general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Holding LP’s assets in a single transaction or series of transactions.

226 Brookfield Infrastructure

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
Withdrawal of the Managing General Partner
Our partnership may withdraw as managing general partner without first obtaining approval of unitholders or preferred unitholders by giving 90 days advance notice, and that withdrawal will not constitute a violation of the limited partnership agreement of the Holding LP.
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

Brookfield Infrastructure 227

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

228 Brookfield Infrastructure

The Holding LP’s limited partnership agreement provides that each person who is entitled to be indemnified by our partnership, as described below under “—Indemnification; Limitations on Liability” will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, the Holding LP, the managing general partner, any Holding Entity, operating entity, or any other holding vehicle established by the Holding LP. Such business interests, activities and engagements will be deemed not to constitute a breach of the limited partnership agreement of the Holding LP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Holding LP, the managing general partner, any Holding Entity, operating entity, and any other holding vehicle established by the Holding LP (or any of their respective investors), and shall be deemed not to be a breach of the managing general partner’s fiduciary duties or any other obligation of any type whatsoever of the managing general partner. None of the Holding LP, the managing general partner, any Holding Entity, operating entity, any other holding vehicle established by the Holding LP or any other person shall have any rights by virtue of the Holding LP’s limited partnership agreement or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Holding LP as described below under “—Indemnification; Limitations on Liability.”
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

Brookfield Infrastructure 229

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

4.
Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc., described under Item 7.B. “Related Party Transactions—Relationship Agreement”;

5.
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc., described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;

230 Brookfield Infrastructure

6.
Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

7.
Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

8.
Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

9.
Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

10.
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

11.
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

12.
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

13.
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

14.
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

Brookfield Infrastructure 231

15.
Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under “Additional Information - Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement”; and

16.
Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F.

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

232 Brookfield Infrastructure

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
Partnership Status of Our Partnership and the Holding LP
Each of our partnership and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.
Legislation that became effective for taxable years beginning after December 31, 2017, may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances, absent an election to the contrary. The effects of the application of this legislation on us are uncertain, and you should consult your own tax advisers regarding all aspects of this legislation as it affects your particular circumstances. See below under “Administrative Matters—Information Returns and Audit Procedures”.
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

Brookfield Infrastructure 233

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
If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss, deduction, or credit would be reflected only on our partnership’s tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.
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

234 Brookfield Infrastructure

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

Brookfield Infrastructure 235

Basis.    In general, you will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units and (ii) your share of our partnership’s liabilities, if any. That basis will be increased by your share of our partnership’s income and by increases in your share of our partnership’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our partnership, by your share of our partnership’s losses, and by any decrease in your share of our partnership’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.
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

236 Brookfield Infrastructure

Limitations on Interest Deductions.    Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating UBTI attributable to debt-financed property. However, to the extent our partnership or the Holding LP incur debt, your share of our partnership’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our partnership’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our partnership’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of our partnership’s interest expense, if any.
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

Brookfield Infrastructure 237

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

238 Brookfield Infrastructure

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

Brookfield Infrastructure 239

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

240 Brookfield Infrastructure

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2019. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure”, below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

Brookfield Infrastructure 241

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
If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income and “global intangible low-taxed income” (“GILTI”). Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Very generally, GILTI includes certain business income of a CFC in excess of a deemed return on the CFC’s tangible assets. Each of the foregoing inclusions will be treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income and GILTI without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC. Corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of a deduction under Section 250 of the U.S. Internal Revenue Code with respect to GILTI inclusions arising from their indirect interest in a CFC through our partnership.
Your tax basis in your units will be increased to reflect any required Subpart F or GILTI inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income and GILTI will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “—Consequences to U.S. Holders—Holding of Our Units—Income and Loss”. Amounts included as Subpart F income or GILTI with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.
Whether or not any CFC has Subpart F income or GILTI, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

242 Brookfield Infrastructure

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
Based on our organizational structure, the General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject to proposed Treasury Regulations yet to be made final, as well as other guidance yet to be issued. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.
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

Brookfield Infrastructure 243

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

244 Brookfield Infrastructure

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

Brookfield Infrastructure 245

However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax is temporarily suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been made final.
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
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, or (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

246 Brookfield Infrastructure

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

Brookfield Infrastructure 247

For taxable years beginning on or before December 31, 2017, our General Partner will act as our partnership’s “tax matters partner.” As the tax matters partner, our General Partner will have the authority, subject to certain restrictions, to act on behalf of our partnership in connection with any administrative or judicial review of our partnership’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by our partnership will have the sole authority to act on behalf of our partnership in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our partnership pursuant to the partnership audit rules.
The application of the partnership audit rules to our partnership and our unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.
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

248 Brookfield Infrastructure

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
Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Recently proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued.

Brookfield Infrastructure 249

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

250 Brookfield Infrastructure

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

Brookfield Infrastructure 251

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

252 Brookfield Infrastructure

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
This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of the units could be “split income” for purposes of the Tax Act.
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

Brookfield Infrastructure 253

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

254 Brookfield Infrastructure

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

Brookfield Infrastructure 255

Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of any taxes withheld or paid by our Partnership, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders or as a general expense of our Partnership, as determined by our General Partner in its sole discretion. However, our General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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

256 Brookfield Infrastructure

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

Brookfield Infrastructure 257

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

258 Brookfield Infrastructure

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

Brookfield Infrastructure 259

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

260 Brookfield Infrastructure

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

Brookfield Infrastructure 261

Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Holding LP, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships such as our partnership and the Holding LP to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of any taxes withheld or paid by our Partnership, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders or as a general expense of our Partnership, as determined by our General Partner in its sole discretion. However, our General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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

262 Brookfield Infrastructure

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

Brookfield Infrastructure 263

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

264 Brookfield Infrastructure

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

Brookfield Infrastructure 265

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

266 Brookfield Infrastructure

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

Brookfield Infrastructure 267

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
Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. Our website is at https://bip.brookfield.com.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 7, “Fair Value of Financial Instruments”, Note 33, “Derivative Financial Instruments” and Note 34, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

268 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2018, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

Brookfield Infrastructure 269

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. Excluded from our evaluation were internal controls over financial reporting at Dawn Acquisitions LLC, for which control was acquired on December 31, 2018, Rayalseema Expressway Private Limited, for which control was acquired on November 5, 2018, Enercare Inc., for which control was acquired on October 16, 2018, NorthRiver Midstream Inc., for which control was acquired on October 1, 2018, Simhapuri Expressway Limited, for which control was acquired September 7, 2018 and Gas Natural, S.A. ESP, for which control was acquired June 1, 2018. The financial statements of these entities constitute, in aggregate, 26% of total assets, 29% of partnership capital, 17% of revenues and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2018.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our General Partner’s board of directors has determined that Danesh Varma possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. The board of directors of our General Partner has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
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

270 Brookfield Infrastructure

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2018		2017
FEES	USD (‘000)%		USD (‘000)%
Audit fees(1)	$6,970	91%	$7,438	93%
Audit-related fees(2)	526	7%	442	6%
All other fees(3)	165	2%	13	1%
Total	$7,661	100%	$7,893	100%

(1)	Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.

(2)	Audit-related fees relate primarily to services pertaining to the filing of our partnership’s short form base shelf prospectuses and other securities-related matters.

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
In November 2018, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 13,843,928 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 45,442 units on the TSX during any trading day.

Brookfield Infrastructure 271

The board of directors of our General Partner also authorized our partnership to repurchase up to 500,000 Series 1 Preferred Units, 500,000 Series 3 Preferred Units, 1,000,000 Series 5 Preferred Units, 1,200,000 Series 7 Preferred Units, 800,000 Series 9 Preferred Units and 1,000,000 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,396 Series 1 Preferred Units, 1,316 Series 3 Preferred Units and 1,184 Series 5 Preferred Units, 1,731 Series 7 Preferred Units, 1,442 Series 9 Preferred Units and 10,808 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on November 12, 2018 and will terminate on November 11, 2019 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled.
In the year ended December 31, 2018, we repurchased 862,780 of our units at an average unit price of $34.43 under our normal course issuer bid for an aggregate of $30 million and we incurred less than $1 million in commission costs. We also repurchased 70,023 of our Class A Preferred Units at an average unit price of $16.81 under our normal course issuer bid for an aggregate of $1 million. We incurred less than $1 million in commission costs.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2018(1):

Period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Our Normal Course Issuer Bid(1)	Maximum Number of Units that May Yet Be Purchased under Our Normal Course Issuer Bid(1)
December 2018	862,780	$34.43	862,780	12,981,148

(1)
Our normal course issuer bid currently in effect was announced on November 7, 2018, and authorizes us to purchase up to 13,843,928 of our units, commencing on November 12, 2018 and expiring on November 11, 2019, or earlier should we complete our repurchases prior to that date.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

272 Brookfield Infrastructure

ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.

Brookfield Infrastructure 273

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

1.3
First Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated September 12, 2018-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed September 12, 2018.

4.1
Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 16, 2018-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 16, 2018.

4.2
First Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated September 12, 2018-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed September 12, 2018.

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

4.6	Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP.*
4.7
Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.8
Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.10 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

274 Brookfield Infrastructure

4.9
Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.11 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.10
Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed October 30, 2015.

4.11
Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed October 30, 2015.

4.12
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed February 22, 2017.

4.13
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 22, 2017.

4.14
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 10, 2018.

4.15
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 10, 2018.

4.16
Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada.*

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

Brookfield Infrastructure 275

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 28, 2019	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ WILLIAM COX
		Name:	William Cox
		Title:	Director

276 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2018
and 2017 and for the years ended December 31, 2018, 2017 and 2016	F-5

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of operating results, comprehensive (loss) income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and the results of its financial performance and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2019 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2019

We have served as the Partnership’s auditor since 2007.

F-2 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Partners of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Partnership and our report dated February 28, 2019, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Dawn Acquisitions LLC, for which control was acquired on December 31, 2018, Rayalseema Expressway Private Limited, for which control was acquired on November 5, 2018, Enercare Inc., for which control was acquired on October 16, 2018, NorthRiver Midstream Inc., for which control was acquired on October 1, 2018, Simhapuri Expressway Limited, for which control was acquired September 7, 2018, and Gas Natural, S.A. ESP, for which control was acquired June 1, 2018. The financial statements of these entities constitute, in aggregate, 26% of total assets, 29% of partnership capital, 17% of revenues and 3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Dawn Acquisitions LLC, Rayalseema Expressway Private Limited, Enercare Inc., NorthRiver Midstream Inc., Simhapuri Expressway Limited and Gas Natural, S.A. ESP.
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

Brookfield Infrastructure F-3

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
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2019

F-4 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2018	As of December 31, 2017
Assets
Cash and cash equivalents	7, 8	$540	$374
Financial assets	7, 9	424	192
Accounts receivable and other	7, 10	1,171	838
Inventory	11	141	108
Current assets		2,276	1,512
Property, plant and equipment	13	12,814	9,937
Intangible assets	14	11,635	9,894
Investments in associates and joint ventures	12	4,591	5,572
Investment properties	16	190	192
Goodwill	15	3,859	1,301
Financial assets	7, 9	921	730
Other assets	10	219	273
Deferred income tax asset	25	75	66
Total assets		$36,580	$29,477
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7, 17	1,308	864
Corporate borrowings	7, 19, 20	—	99
Non-recourse borrowings	7, 19	985	364
Financial liabilities	7, 18	124	237
Current liabilities		2,417	1,564
Corporate borrowings	7, 19, 20	1,993	2,002
Non-recourse borrowings	7, 19	12,128	7,699
Financial liabilities	7, 18	1,156	1,076
Other liabilities	17	777	793
Deferred income tax liability	25	3,421	2,849
Preferred shares	7, 21	20	20
Total liabilities		21,912	16,003
Partnership capital
Limited partners		4,513	4,967
General partner		22	25
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		1,823	2,012
Exchange LP Units	26	71	—
Interest of others in operating subsidiaries		7,303	5,875
Preferred unitholders		936	595
Total partnership capital		14,668	13,474
Total liabilities and partnership capital		$36,580	$29,477

Brookfield Infrastructure F-5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2018	2017	2016
Revenues	4	$4,652	$3,535	$2,115
Direct operating costs		(2,208)	(1,509)	(1,063)
General and administrative expenses		(223)	(239)	(166)
Depreciation and amortization expense	13, 14	(801)	(671)	(447)
		1,420	1,116	439
Interest expense	22	(555)	(428)	(392)
Share of (losses) earnings from investments in associates and joint ventures	12	(13)	118	248
Mark-to-market on hedging items	7	137	(66)	74
Gain on sale of associate	5	338	—	—
Other (expense) income		(157)	7	174
Income before income tax		1,170	747	543
Income tax (expense) recovery
Current	25	(318)	(106)	(33)
Deferred	25	(46)	(67)	18
Net income		$806	$574	$528

Attributable to:
Limited partners		$192	$11	$285
General partner		137	113	84
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		81	1	118
Exchange LP Units		—	—	—
Interest of others in operating subsidiaries		396	449	41
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	26	$0.59	$(0.04)	$1.13

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2018	2017	2016
Net income		$806	$574	$528
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	13	462	418	335
Marketable securities	7	(47)	5	9
Unrealized actuarial gains (losses)		28	8	(49)
Taxes on the above items	25	(100)	(206)	(83)
Share of income from investments in associates and joint ventures	12	117	259	199
		460	484	411

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(1,577)	38	(37)
Cash flow hedge	7	(71)	137	(1)
Net investment hedge	7	97	(266)	169
Taxes on the above items	25	3	6	8
Share of income (losses) from investments in associates and joint ventures	12	143	(76)	26
		(1,405)	(161)	165
Total other comprehensive (loss) income		(945)	323	576
Comprehensive (loss) income		$(139)	$897	$1,104

Attributable to:
Limited partners	27	$(13)	$139	$643
General partner	27	137	112	88
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	(6)	57	265
Exchange LP Units		4	—	—
Interest of others in operating subsidiaries		(261)	589	108

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest - Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2017	4,907	(953)	149	864	4,967	19	—	6	25	2,078	(413)	(40)	387	2,012	—	5,875	595	13,474
Changes in accounting policies(2)	—	4	—	—	4	—	—	—	—	—	2	—	—	2	—	10	—	16
Balance as at January 1, 2018	4,907	(949)	149	864	4,971	19	—	6	25	2,078	(411)	(40)	387	2,014	—	5,885	595	13,490
Net income	—	192	—	—	192	—	137	—	137	—	81	—	—	81	—	396	—	806
Other comprehensive (loss) income	—	—	—	(205)	(205)	—	—	—	—	—	—	—	(87)	(87)	4	(657)	—	(945)
Comprehensive income (loss)	—	192	—	(205)	(13)	—	137	—	137	—	81	—	(87)	(6)	4	(261)	—	(139)
Unit issuance (note 26)	14	—	—	—	14	—	—	—	—	—	—	—	—	—	232	—	342	588
Unit repurchases (note 26)	(30)	—	—	—	(30)	—	—	—	—	—	—	—	—	—	—	—	(1)	(31)
Partnership distributions (note 28)	—	(520)	—	—	(520)	—	(140)	—	(140)	—	(216)	—	—	(216)	(2)	—	—	(878)
Partnership preferred distributions (note 28)	—	(29)	—	—	(29)	—	—	—	—	—	(12)	—	—	(12)	—	—	—	(41)
Acquisition of subsidiaries (note 6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,232	—	3,232
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(676)	—	(676)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(877)	—	(877)
Other items (note 27)	20	450	100	(450)	120	—	3	(3)	—	—	188	43	(188)	43	(163)	—	—	—
Balance as at December 31, 2018	$4,911	$(856)	$249	$209	$4,513	$19	$—	$3	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

(2)	Refer to Note 3 Significant Accounting Policies.

F-8 Brookfield Infrastructure

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2017	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644
Net income	—	11	—	—	11	—	113	—	113	—	1	—	—	1	449	—	574
Other comprehensive income	—	—	—	128	128	—	—	(1)	(1)	—	—	—	56	56	140	—	323
Comprehensive income	—	11	—	128	139	—	113	(1)	112	—	1	—	56	57	589	—	897
Unit issuance (note 26)	692	—	—	—	692	—	—	—	—	300	—	—	—	300	—	220	1,212
Partnership distributions (note 28)	—	(459)	—	—	(459)	—	(114)	—	(114)	—	(191)	—	—	(191)	—	—	(764)
Partnership preferred distributions (note 28)	—	(22)	—	—	(22)	—	—	—	—	—	(8)	—	—	(8)	—	—	(30)
Acquisition of subsidiaries (note 6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,523	—	3,523
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(831)	—	(831)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(177)	—	(177)
Other items (note 27)	—	—	6	—	6	—	—	—	—	—	—	(6)	—	(6)	—	—	—
Balance as at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$19	$—	$6	$25	$2,078	$(413)	$(40)	$387	$2,012	$5,875	$595	$13,474

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

Brookfield Infrastructure F-9

	Limited Partners					General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2016	$3,716	$(559)	$126	$555	$3,838	$19	$—	$4	$23	$1,528	$(245)	$(19)	$254	$1,518	$1,608	$189	$7,176
Net income(2)	—	285	—	—	285	—	84	—	84	—	118	—	—	118	41	—	528
Other comprehensive loss	—	—	—	358	358	—	—	4	4	—	—	—	147	147	67	—	576
Comprehensive income (loss)	—	285	—	358	643	—	84	4	88	—	118	—	147	265	108	—	1,104
Unit issuance (note 26)	505	—	—	—	505	—	—	—	—	250	—	—	—	250	—	186	941
Unit repurchases (note 26)	(6)	—	—	—	(6)	—	—	—	—	—	—	—	—	—	—	—	(6)
Partnership distributions (note 28)	—	(377)	—	—	(377)	—	(84)	—	(84)	—	(154)	—	—	(154)	—	—	(615)
Partnership preferred distributions (note 28)(2)	—	(9)	—	—	(9)	—	—	—	—	—	(4)	—	—	(4)	—	—	(13)
Acquisition of subsidiaries (note 6)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,241	—	1,241
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(169)	—	(169)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Other items (note 27)	—	177	17	(177)	17	—	1	(1)	—	—	70	(15)	(70)	(15)	7	—	9
Balance as at December 31, 2016	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644

(1)	Refer to Note 27, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

(2)	Certain net income allocations have been reclassified to provide comparability with the current year consolidated statements of partnership capital.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2018	2017	2016
Operating Activities
Net income		$806	$574	$528
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	12	72	(52)	(202)
Depreciation and amortization expense	13, 14	801	671	447
Mark-to-market on hedging items, provisions and other	7	99	90	(47)
Gain on sale of associate	5	(338)	—	—
Deferred income tax expense (recovery)	25	46	67	(18)
Changes in non-cash working capital, net	36	(124)	131	45
Cash from operating activities		1,362	1,481	753
Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(5,825)	(4,223)	(520)
Disposal of subsidiaries, net of cash disposed		—	—	353
Additions of investments in associates and joint ventures	12	(61)	(620)	(887)
Disposal of investments in associates and joint ventures	5	1,289	—	—
Purchase of long lived assets	13, 14	(839)	(714)	(690)
Disposal of long lived assets	13, 14	23	47	7
Purchase of financial assets		(202)	(318)	(191)
Sale of financial assets and other		104	258	727
Net settlement of foreign exchange hedging items		(53)	(151)	143
Cash used by investing activities		(5,564)	(5,721)	(1,058)
Financing Activities
Distributions to general partner	28	(140)	(114)	(84)
Distributions to other unitholders	28	(779)	(680)	(544)
Subsidiary distributions to non-controlling interest		(676)	(831)	(169)
Capital provided by non-controlling interest	6	2,610	2,847	835
Capital provided to non-controlling interest	6	(877)	—	(51)
Proceeds from corporate borrowings	19	377	537	—
Repayment of corporate borrowings	19	(94)	(306)	—
Proceeds from corporate credit facility	19	1,303	2,403	2,316
Repayment of corporate credit facility	19	(1,582)	(1,614)	(2,723)
Proceeds from non-recourse borrowings	19	5,601	668	1,406
Repayment of non-recourse borrowings	19	(1,650)	(308)	(984)
Repayment of other financing activities		—	—	(38)
Preferred units issued, net of repurchases	26	341	220	186
Partnership units issued, net of issuance costs	26	14	992	755
Partnership units repurchased	26	(30)	—	(6)
Cash from financing activities		4,418	3,814	899
Cash and cash equivalents
Change during the year		216	(426)	594
Impact of foreign exchange on cash		(50)	14	(7)
Balance, beginning of year		374	786	199
Balance, end of year		$540	$374	$786

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, energy and data infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units”, “Series 1 Preferred Units”, “Series 3 Preferred Units”, “Series 5 Preferred Units”, “Series 7 Preferred Units”, “Series 9 Preferred Units” and “Series 11 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, and cumulative Class A preferred limited partnership units, Series 11 in our partnership, respectively.
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
NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2018 and 2017:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2018	2017
Transport
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tas Gas Networks Pty Ltd	Australia	100	100

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table presents details of non-wholly owned subsidiaries of our partnership:

			Effective Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2018	2017	2018	2017
Utilities
U.K. regulated distribution operation	BUUK Infrastructure Holdings Limited	U.K.	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd(1)	Australia	71	71	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(1)	Colombia	17	17	100	100
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A. (1),(2)	Brazil	28	28	90	90
Colombian natural gas distribution operation	Gas Natural, S.A. ESP(1),(2)	Colombia	16	—	55	—
Transport
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	67	67
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(1)	Chile	51	51	89	89
Indian toll roads	BIF India Holdings Pte Ltd(1)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Indian toll roads	Simhapuri Expressway Limited(1),(2)	India	29	—	93	—
Indian toll roads	Rayalseema Expressway Private Limited(1),(2)	India	26	—	84	—
Energy
North American gas storage operation(6)	Warwick Gas Storage L.P.	Canada	25	25	100	100
Canadian district energy operation	Enwave Energy Corporation	Canada	25	25	100	100
U.S. district energy operation	Enwave USA	U.S.	40	40	100	100
North American gas storage operation(6)	Lodi Gas Storage	U.S.	40	40	100	100
North American gas storage operation(6)	Rockpoint Gas Storage Partners L.P.	U.S.	40	40	100	100
Western Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1),(2)	Canada	29	—	100	—
North American residential energy infrastructure operation	Enercare Inc.(1),(2)	Canada	30	—	100	—

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Data Infrastructure
U.S. data center operation	Dawn Acquisitions LLC(1),(2)	U.S.	29	—	100	—
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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

(2)	See Note 6 Acquisition of Businesses for further details.
NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2019.

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.

(e)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and short-term investments with original maturities of three months or less.

(f)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for credit losses.

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 75 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 40 years
Network systems	Up to 65 years
Track	Up to 40 years
District energy systems	Up to 50 years
Gas storage assets	Up to 50 years
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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights, service concession arrangements, customer order backlogs and customer contracts and relationships.
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
Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation, Brazilian regulated gas transmission, and Chilean, Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 82 years remaining on a straight-line basis. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 15, 15, and 24 years remaining, respectively.
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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.

(l)	Revenue Recognition
Our partnership has adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018 retrospectively with no restatement of comparative periods. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
Our partnership recognizes revenue when it transfers control of a product or service to a customer.
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties.
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

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Utilities
Revenue from utilities infrastructure is derived from the transmission of energy and natural gas, the distribution of energy and from Brookfield Infrastructure’s Australian regulated terminal operation. Distribution and transmission revenue each contain a single performance obligation that is recognized over time. The connection revenue relating to Brookfield Infrastructure’s regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. Terminal infrastructure revenue contains both a capacity charge and a handling charge associated with operating the terminal. The terminal infrastructure service contracts contain a performance obligation recognized over time pertaining to capacity for the period the services are provided and for handling services based on tons of coal shipped through the terminal when service is provided. The payment terms for all of our businesses in the utilities segment require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.
Transport
Revenue from transport infrastructure consists primarily of freight, toll road operations and transportation services revenue. These services consist of a single performance obligation and revenue is recognized over time when services are rendered, based primarily on usage or volume during the period. The payment terms for all of our businesses in the transport segment require payment upon completion of the underlying transportation service.
Energy
Revenue from energy infrastructure consists primarily of natural gas midstream and storage services and distributed energy control infrastructure. Natural gas midstream services revenue consists of a single performance obligation and is recognized over time as services are rendered, based primarily on volume throughput or contracted capacity. Gas storage revenues contain both a capacity charge and a variable charge, however the associated services are highly interdependent and represent a single performance obligation that is satisfied over time as the services are provided. Performance obligations relating to distributed energy control contracts are satisfied over time as the services are rendered. The sale of district energy solutions to customers contains a distinct performance obligation and revenue is recognized when installation is completed. The payment terms for all of our businesses in the energy segment require payment upon completion of the underlying service within a given period.
Data Infrastructure
Revenue from data infrastructure is derived from contracts with media broadcasting and telecom customers to access infrastructure. These contracts consist of performance obligations that are satisfied over time in accordance with the underlying agreements. The payment terms for our businesses in the data infrastructure segment require upfront and recurring payments to utilize space on towers to host the customers’ equipment. The differing payment terms do not constitute separate performance obligations as revenue is recognized over time for the period the services are provided.

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(m)	Financial Instruments and Hedge Accounting

(i)	Financial Instrument Classification
Our partnership has adopted IFRS 9, Financial Instruments (“IFRS 9”) as of January 1, 2018 retrospectively with no restatement of comparative periods. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The standard includes changes regarding the classification of certain financial instruments as discussed below. These changes have not had a material impact on our partnership’s consolidated financial statements. The standard also includes a new general hedge accounting standard which aligns hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship.
Our partnership classifies cash and cash equivalents and accounts receivable and other as amortized cost. Additionally, our partnership maintains a portfolio of marketable securities comprised of liquid equity and debt securities. The marketable securities are classified either as fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”). Derivative assets are classified as FVTPL, except for derivatives in certain hedging relationships. Other financial assets are classified as either amortized cost or FVTOCI.
Financial assets classified as FVTPL or FVTOCI are subsequently measured at fair value at each reporting date. For financial assets classified as FVTPL, the change in fair value is recorded through profit or loss. For financial assets classified as FVTOCI, the change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. For financial instruments at amortized cost or debt instruments at FVTOCI, the partnership assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss.
Borrowings, accounts payable and other, and preferred shares are classified as amortized cost, except for derivatives embedded in related financial instruments. Embedded derivatives and any other derivative liabilities are classified as FVTPL and are subsequently measured at fair value, except for derivatives in certain hedging relationships. Other financial liabilities are classified as either FVTPL or amortized cost.
Financial instruments classified as amortized cost upon adoption of IFRS 9—Financial Instruments (“IFRS 9”) were previously classified as loans and receivables. Financial assets classified as FVTOCI and certain marketable securities classified as FVTPL were previously classified as available-for-sale securities. The changes in classification had no impact on the carrying values and there were no changes to the classification of the remainder of financial assets classified as FVTPL.

F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(ii)	Hedge Accounting
Brookfield Infrastructure selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and that the hedging relationship meets all of the hedge effectiveness requirements. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments and estimates made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

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

(iii)	Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment.

(iv)	Fair values in business combinations
Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to Note 6, Acquisition of Businesses for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(v)	Assets held for sale
Brookfield Infrastructure applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer is initiated, the asset is being actively marketed for sale at a price reasonable in relation to its fair value, the sale is highly probably within 12 months of classification as held for sale, and actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

(vi)	Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
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

(r)	Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2018. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)
Our partnership adopted the standard on January 1, 2018, on a modified retrospective basis. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Brookfield Infrastructure’s accounting policies related to revenue are described in Note 3(l), Revenue Recognition. Apart from additional disclosure requirements, the adoption did not have a significant impact on our partnership’s consolidated financial statements and therefore has not been included in the “Cumulative effect of changes” section below.

Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

IFRS 9 Financial Instruments (“IFRS 9”)
Our partnership has adopted IFRS 9 as of January 1, 2018 retrospectively with no restatement of comparative periods. Certain hedge accounting relationships relating to aggregated foreign currency exposures now qualify for hedge accounting under this new standard. Consequently, our partnership has applied hedge accounting to these relationships prospectively commencing on January 1, 2018. In addition, our partnership has elected certain gas storage contracts to be measured at fair value through profit or loss. A cumulative catch-up adjustment has been recorded through equity upon initial adoption as described in the cumulative effect of changes section. Brookfield Infrastructure’s accounting policies related to financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting.
IFRIC 22 Foreign Currency Transactions (“IFRIC 22”)
In December 2016, the IASB issued IFRIC 22, effective for annual periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. Our partnership has adopted the standard as of January 1, 2018 prospectively. The adoption did not have a significant impact on our partnership’s consolidated financial statements.
Cumulative effect of changes
The changes made to our January 1, 2018 consolidated statement of financial position for the adoption of IFRS 9 was driven by our North American gas storage business, which elected to account for certain physical commodity contracts as financial instruments under IFRS 9. This election resulted in the recognition of the contracts as financial assets or financial liabilities at fair value and the cumulative mark-to-market gains directly in partnership capital. The impacts of this election were increases of $25 million, $9 million and $16 million in total assets, total liabilities and total partnership capital, respectively.
The adoption of all other accounting standards did not have an impact to our January 1, 2018 assets, liabilities or partnership capital.

(s)	Future Changes in Accounting Policies
Standards issued but not yet adopted
IFRS 16 Leases—(“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Our partnership is adopting the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. We will apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard. Specifically, we have elected to apply practical expedients associated with short-term leases.
After leading strategic planning sessions with its subsidiaries and associates, our partnership implemented an adoption project plan. Using the population of existing contractual arrangements, we have completed the identification of leases that are required to be recognized in the Consolidated Statements of Financial Position under the new standard. Additionally, our partnership has substantially completed quantifying the present value of the identified lease contracts to determine the impact on adoption, except for acquisitions that closed in the fourth quarter of 2018. At this time, our partnership has nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls and has drafted a preliminary version of the disclosures required by the new standard.
The estimated range of the transitional impact of the new standard, excluding the impact of acquisitions closed in the last quarter of the year, are increases in total assets and liabilities of $0.4 billion to $0.6 billion, and no significant impact to partnership capital. These are preliminary estimates and subject to change as we complete our adoption procedures. Certain acquisitions completed in the last quarter of the year include significant lease arrangements and given proximity of the closing date to our fiscal year end we are still in the progress of completing the evaluation and quantification of impact, which could be significant.
Interpretations and amendments issued but not yet adopted
IFRIC 23 Uncertainty over Income Tax Treatments—(“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The interpretation will be adopted on a modified retrospective basis and it is not anticipated that the impact will be material.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. Our partnership will adopt the standard prospectively and is currently evaluating the impact of this amendment on its consolidated financial statements.
NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are Funds from Operations (“FFO”) and adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(2)
	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues(3)	$1,055	$1,612	$668	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(322)	(930)	(340)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	733	682	328	93	(223)	1,613	(691)	1,299
Other (expense) income	(30)	2	22	(4)	72	62	11	(107)	(34)
Interest expense	(127)	(166)	(81)	(12)	(58)	(444)	134	(245)	(555)
FFO	576	518	269	77	(209)	1,231	(546)	947
Depreciation and amortization	(187)	(345)	(154)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(49)	47	(3)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(82)	(208)	(73)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associate. net of tax	—	—	—	—	209	209	—	—	209
Share of losses from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(4)	$258	$12	$39	$6	$95	$410	$—	$—	$410

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(2)
	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues(3)	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other income (expense)	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	102	(104)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(449)	(449)
Net income (loss) attributable to partnership(4)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

FOR THE YEAR ENDED DECEMBER 31, 2016 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(2)
	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total
Revenues(3)	684	1,247	496	163	—	2,590	(1,311)	836	2,115
Costs attributed to revenues	(160)	(650)	(220)	(72)	—	(1,102)	651	(612)	(1,063)
General and administrative costs	—	—	—	—	(166)	(166)	—	—	(166)
Adjusted EBITDA	524	597	276	91	(166)	1,322	(660)	224
Other income (expense)	5	(17)	8	(2)	84	78	16	1	95
Interest expense	(130)	(157)	(109)	(12)	(48)	(456)	190	(126)	(392)
FFO	399	423	175	77	(130)	944	(454)	99
Depreciation and amortization	(154)	(253)	(128)	(74)	—	(609)	328	(166)	(447)
Deferred taxes	5	26	(38)	29	(17)	5	9	4	18
Mark-to-market on hedging items and other	(88)	10	81	(5)	149	147	(131)	104	120
Share of earnings from associates	—	—	—	—	—	—	248	—	248
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(41)	(41)
Net income attributable to partnership(4)	162	206	90	27	2	487	—	—	487

(1)	During the second quarter of 2018, our Communications Infrastructure segment was renamed to Data Infrastructure. There was no concurrent change in the operations which comprise the segment.

(2)
The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

(3)
Revenues on a consolidated basis were $2,563 million (2017: $1,785 million, 2016: $825 million) from our utilities segment, $1,322 million (2017: $1,290 million, 2016: $892 million) from our transport segment and $767 million (2017: $460 million, 2016: $398 million) from our energy segment.

(4)	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials on F-5(1)
AS AT DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$6,542	$6,990	$3,134	$1,049	$(1,083)	$16,632	$(3,134)	$11,668	$4,311	$29,477

(1)
The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2018	2017	2016
Brazil	$1,112	$938	$—
Australia	1,104	1,093	793
Colombia	693	161	150
United Kingdom	653	565	566
Canada	379	193	163
United States of America	293	183	154
Chile	168	153	127
Peru	92	103	97
India	60	57	39
Other	98	89	26
	$4,652	$3,535	$2,115
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer that makes up greater than 10% of our partnership’s consolidated revenues. For the year ended December 31, 2018, revenue generated from this customer within the utilities segment was $1,112 million (2017: $938 million).

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Non-current assets

US$ MILLIONS	2018	2017
Canada	$6,867	$1,468
Brazil	6,829	8,184
Australia	5,304	5,770
United Kingdom	4,708	4,431
United States of America	4,569	2,818
Colombia	1,857	764
Peru	1,308	1,356
India	982	256
Europe	863	836
Chile	940	2,045
Other	77	37
	$34,304	$27,965
NOTE 5.  DISPOSITION OF CHILEAN ELETRICITY TRANSMISSION OPERATION
On March 15, 2018, Brookfield Infrastructure sold its 27.8% interest in a Chilean electricity transmission operation, ETC Transmission Holdings, S.L. (ETC Holdings), the parent company of Transelec S.A. The Chilean electricity transmission operation was previously included in the utilities operating segment and was sold to a third party for total proceeds of $1.3 billion. After recognizing our share of earnings and foreign currency translation until March 15, 2018, the partnership’s carrying value of ETC Holdings was $951 million. On disposition of the business, the partnership recognized a gain of $338 million in the Consolidated Statement of Operating Results, net of transaction costs of $11 million, along with the associated income tax expense of $129 million. As a result of the disposition, accumulated revaluation surplus of $641 million (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Accumulated other comprehensive losses of $35 million were reclassified to share of earnings (losses) from associates and joint ventures on the Consolidated Statement of Operating Results.

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 6.  ACQUISITION OF BUSINESSES

a)	Acquisition of Evoque Data Center Solutions
On December 31, 2018, Brookfield Infrastructure, alongside institutional partners (the “Evoque consortium”), acquired an effective 29% interest in AT&T’s large-scale data center business for total consideration of $315 million (Evoque consortium total of $1,103 million). Under Brookfield’s ownership, the business was renamed Evoque Data Center Solutions (“Evoque”). The acquisition was funded through equity of $164 million (Evoque consortium total of $577 million of which $413 million was provided by non-controlling interests subsequent to year-end), and $151 million (Evoque consortium total of $526 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2018. Acquisition costs of $10 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$315
Total Consideration	$315

Fair value of assets and liabilities acquired as of December 31, 2018 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$3
Property, plant and equipment	440
Intangible assets	221
Goodwill	463
Accounts payable and other liabilities	(24)
Net assets acquired before non-controlling interest	1,103
Non-controlling interest(2)	(788)
Net assets acquired	$315

(1)
The fair values of all acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets, goodwill and provisions as at the date of acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the largest colocation providers in the United States and the increasing rate of worldwide data consumption. All of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2018, Evoque contributed revenues of $nil and net income of $nil.

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

b)	Acquisition of Rayalseema Expressway Private Limited (“REPL”)
On November 5, 2018, Brookfield Infrastructure, alongside institutional partners (the “REPL consortium”), acquired an effective 26% interest in an Indian toll road business, REPL, for total consideration of $5 million (REPL consortium total of $16 million). The consideration consists of $3 million in cash (REPL consortium total of $10 million) and contingent consideration of $2 million (REPL consortium total of $6 million), measured at fair value based on a probability-weighted average. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 5, 2018. Acquisition costs of less than $1 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$3
Contingent consideration	2
Total Consideration	$5

Fair value of assets and liabilities acquired as of November 5, 2018 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$3
Intangible assets	226
Accounts payable and other liabilities	(60)
Non-recourse borrowings	(151)
Net assets acquired before non-controlling interest	18
Non-controlling interest(2)	(13)
Net assets acquired	$5

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets and provisions as at the date of acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
For the year ended December 31, 2018, REPL contributed revenues of $2 million and net income of $nil.

F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

c)	Acquisition of Enercare Inc.
On October 16, 2018, Brookfield Infrastructure, alongside institutional partners (the “Enercare consortium”), acquired an effective 30% interest in Enercare Inc. (“Enercare”), a North American residential energy infrastructure business, for total consideration of $723 million (Enercare consortium total of $2.4 billion). As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 exchangeable units (“Exchange LP Units”) to be issued by a subsidiary of our partnership (“Exchange LP”) for each share of Enercare Inc. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for units of our partnership. The acquisition was funded through equity of $427 million (Enercare consortium total of $2.0 billion), $232 million of Exchange LP Units (5.7 million units issued by Exchange LP), and $64 million (Enercare consortium total of $216 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective October 16, 2018. Acquisition costs of $4 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$491
Exchange LP Units	232
Total Consideration	$723
Fair value of assets and liabilities acquired as of October 16, 2018 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$24
Accounts receivable and other	187
Property, plant and equipment	669
Intangible assets(2)	1,863
Inventory	23
Goodwill	1,260
Accounts payable and other liabilities	(235)
Deferred income tax liabilities	(472)
Non-recourse borrowings	(877)
Net assets acquired before non-controlling interest	2,442
Non-controlling interest(3)	(1,719)
Net assets acquired	$723

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the measurement of provisions, the deferred income tax liabilities and resulting impact to goodwill as at the date of acquisition.

(2)	Refer to Note 14, Intangible Assets for details.

(3)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of residential energy infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2018, Enercare contributed revenues of $192 million and net income of $5 million.

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

d)	Acquisition of Western Canadian natural gas midstream business
On October 1, 2018, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $559 million (NorthRiver consortium total of $2.0 billion). Under Brookfield’s ownership, the business was renamed NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $281 million (NorthRiver consortium total of $982 million) and $278 million (NorthRiver consortium total of $974 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective October 1, 2018. Acquisition costs of $3 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$559
Total Consideration	$559

Fair value of assets and liabilities acquired as of October 1, 2018 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$10
Accounts receivable and other	55
Property, plant and equipment	1,442
Intangible assets	157
Goodwill	524
Accounts payable and other liabilities	(46)
Deferred income tax liabilities	(186)
Net assets acquired before non-controlling interest	1,956
Non-controlling interest(2)	(1,397)
Net assets acquired	$559

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the acquired tax pools and balances. This information will be used to finalize the measurement of the deferred income tax liabilities and other liabilities acquired, and related impacts on the consideration paid and resulting goodwill as at the date of acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2018, NorthRiver contributed revenues of $61 million and net income of $4 million.

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

e)	Acquisition of Simhapuri Expressway Limited (“SEL”)
On September 7, 2018, Brookfield Infrastructure, along with institutional partners (the “SEL consortium”), expanded its toll road operations through the acquisition of an effective 29% interest in an Indian toll road business, SEL, for total consideration by Brookfield Infrastructure of $53 million (SEL consortium total of $182 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 7, 2018. Acquisition costs of $1 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$53
Total Consideration	$53

Fair value of assets and liabilities acquired as of September 7, 2018 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$1
Accounts receivable and other	33
Intangible assets	488
Goodwill	37
Accounts payable and other liabilities	(61)
Deferred income tax liabilities	(37)
Non-recourse borrowings	(279)
Net assets acquired before non-controlling interest	182
Non-controlling interest(2)	(129)
Net assets acquired	$53

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets, goodwill and provisions as at the date of acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
Upon consolidation of SEL, a deferred tax liability of $37 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $37 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2018, SEL contributed revenues of $15 million and a net loss of $8 million.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

f)	Acquisition of Colombian natural gas distribution business
On June 1, 2018, Brookfield Infrastructure, alongside institutional partners (the “GN consortium”), acquired an effective 16% interest in Gas Natural, S.A. ESP (“GN”), a Colombian natural gas distribution business, for total consideration of $150 million (GN consortium total of $522 million). The acquisition was funded through equity of $88 million (GN consortium total of $309 million) and $62 million (GN consortium total of $213 million) with asset level debt raised concurrently on closing. On acquisition, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 1, 2018. Acquisition costs of $2 million were recorded as Other (expenses) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$118
Pre-existing interest of GN(1)	32
Total Consideration	$150

(1)
Brookfield Infrastructure acquired a 3% interest in GN in December 2017, which had a fair market value of $32 million as at the date of acquisition. No gain or loss resulted from the deemed disposition of this interest upon acquisition of control.

Fair value of assets and liabilities acquired as of June 1, 2018 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	245
Property, plant and equipment	394
Intangible assets	253
Goodwill	621
Accounts payable and other liabilities	(165)
Deferred income tax liabilities	(143)
Non-recourse borrowings	(177)
Net assets acquired before non-controlling interest	1,064
Non-controlling interest(2)	(914)
Net assets acquired	$150

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets, goodwill and provisions as at the date of acquisition.

(2)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth and growth under existing contracts arising from the business’ position as a key distributor of natural gas in various markets of Colombia. None of the goodwill recognized is deductible for income tax purposes.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

For the year ended December 31, 2018, GN contributed revenues of $516 million and net income of $41 million.

g)	Acquisition of Brazilian regulated gas transmission business
On April 4, 2017, Brookfield Infrastructure, alongside institutional partners (the “consortium”), acquired an effective 28% interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, for total consideration by Brookfield Infrastructure of approximately $1.6 billion (consortium total of $5.1 billion). Brookfield Infrastructure’s consideration consists of $1.3 billion in cash (consortium total of $4.2 billion) and deferred consideration of $0.3 billion (consortium total of $0.9 billion) payable five years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective April 4, 2017. Acquisition costs of $8 million were recorded as Other expenses within the Consolidated Statements of Operating Results in 2017.
Consideration transferred

US$ MILLIONS
Cash	$1,306
Consideration payable(1)	262
Total Consideration	$1,568

(1)
The deferred consideration is payable on the fifth anniversary of the date of acquisition and has therefore been initially recorded at fair value within non-current financial liabilities on the consolidated statements of financial position. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is subsequently measured at amortized cost.

Fair value of assets and liabilities acquired as of April 4, 2017:

US$ MILLIONS
Cash and cash equivalents	$89
Accounts receivable and other	317
Intangible assets(1)	5,515
Goodwill	804
Accounts payable and other liabilities	(202)
Deferred income tax liabilities	(946)
Net assets acquired before non-controlling interest	5,577
Non-controlling interest(2)	(4,009)
Net assets acquired	$1,568

(1)	Represents authorizations that expire between 2039 and 2041.

(2)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Upon consolidation of NTS, an additional deferred tax liability of $893 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $804 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

h)	Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed during the year ended December 31, 2017.

US$ MILLIONS
Cash	$9
Consideration payable	21
Total consideration	$30

Fair value of assets and liabilities acquired:

US$ MILLIONS
Accounts receivable and other	$28
Goodwill	14
Property, plant and equipment	104
Deferred income tax and other liabilities	(30)
Non-recourse borrowings	(30)
Net assets acquired before non-controlling interest	86
Non-controlling interest(1)	(56)
Net assets acquired	$30

(1)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

j)	Supplemental information
Had the acquisitions of Evoque, REPL, Enercare, NorthRiver, SEL and GN been effective January 1, 2018, the revenue and net income of Brookfield Infrastructure would have been $6,328 million (unaudited) and $819 million (unaudited), respectively, for the year ended December 31, 2018.
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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$540	$540
Accounts receivable and other	—	—	1,171	1,171
Financial assets (current and non-current)(1)	989	17	166	1,172
Marketable securities	126	47	—	173
Total	$1,115	$64	$1,877	$3,056

Financial liabilities
Corporate borrowings	$—	$—	$1,993	$1,993
Non-recourse borrowings (current and non-current)	—	—	13,113	13,113
Accounts payable and other	—	—	1,308	1,308
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	373	—	907	1,280
Total	$373	$—	$17,341	$17,714

(1)	Derivative instruments which are elected for hedge accounting totaling $718 million are included in financial assets and $109 million of derivative instruments are included in financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2017:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$374	$374
Accounts receivable and other	—	—	838	838
Financial assets (current and non-current)(1)	608	57	172	837
Marketable securities	—	85	—	85
Total	$608	$142	$1,384	$2,134

Financial liabilities
Corporate borrowings	$—	$—	$2,101	$2,101
Non-recourse borrowings (current and non-current)	—	—	8,063	8,063
Accounts payable and other	—	—	864	864
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	440	—	873	1,313
Total	$440	$—	$11,921	$12,361

(1)	Derivative instruments which are elected for hedge accounting totaling $464 million are included in financial assets and $146 million of derivative instruments are included in financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2018 and December 31, 2017:

	Dec. 31, 2018		Dec. 31, 2017
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$540	$540	$374	$374
Accounts receivable and other	1,171	1,171	838	838
Financial assets (current and non-current)	1,172	1,172	837	837
Marketable securities	173	173	85	85
Total	$3,056	$3,056	$2,134	$2,134

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Dec. 31, 2018		Dec. 31, 2017
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$1,993	$1,978	$2,101	$2,113
Non-recourse borrowings(2)	13,113	13,372	8,063	8,392
Accounts payable and other	1,308	1,308	864	864
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	1,280	1,280	1,313	1,313
	$17,714	$17,958	$12,361	$12,702

(1)	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

(2)
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

(3)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2018, pre-tax net unrealized losses of $71 million (2017: gains of $50 million, 2016: losses of $14 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2018, there was a net derivative asset balance of $542 million relating to derivative contracts designated as cash flow hedges (2017: asset balance of $447 million).

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2018, gains of $97 million (2017: losses of $202 million, 2016: gains of $70 million) were recorded in other comprehensive income relating to the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure paid $53 million (2017: $151 million, 2016: received $143 million) relating to the settlement of foreign exchange contracts in the period. Consistent with our risk management objectives, these contracts are replaced at expiration; therefore, no reclassification to profit or loss has been recorded during the period. As at December 31, 2018, there was a net unrealized derivative asset balance of $67 million relating to derivative contracts designated as net investment hedges (2017: net unrealized derivative liability balance of $129 million).
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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2018	Dec. 31, 2017
Marketable securities	Level 1(1)	$173	$85
Foreign currency forward contracts	Level 2(2)
Financial asset		$241	$236
Financial liability		23	196
Interest rate swaps & other	Level 2(2)
Financial asset		$718	$381
Financial liability		257	155
Other contracts	Level 3(3)
Financial asset		$47	$48
Financial liability		93	89

(1)	Valuation technique: Quoted bid prices in an active market.

(2)
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

(3)	Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,179 million (2017: $750 million) of financial assets and $373 million (2017: $440 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2018			Dec. 31, 2017
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$173	$—	$—	$85	$—	$—
Financial assets (current and non-current)	—	959	47	—	617	48

Financial liabilities
Financial liabilities (current and non-current)	$—	$280	$93	$—	$351	$89

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2018	2017
Cash	$294	$258
Cash equivalents(1)	150	83
Restricted cash(2)	96	33
Total cash and cash equivalents	$540	$374

(1)	Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2)	Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts.
NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2018	2017
Current:
Marketable securities	$173	$85
Foreign currency forward contracts	123	10
Loans and receivables	61	43
Other	67	54
Total current	$424	$192

Non-current:
Foreign currency forward contracts	$118	$226
Cross currency interest rate swaps	594	243
Loans and receivables	145	210
Other	64	51
Total non-current	$921	$730
NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2018	2017
Current:
Accounts receivable	$1,044	$738
Prepayments & other assets	127	100
Total current	$1,171	$838

Non-current:
Tax recovery receivables	$39	$52
Other assets	180	221
Total non-current	$219	$273

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 11.  INVENTORY

US$ MILLIONS	2018	2017
Current:
Natural gas inventory	$94	$84
Raw materials and other	47	24
Carrying amount of inventories	$141	$108
During the year ended December 31, 2018, Brookfield Infrastructure recognized $502 million (2017: $418 million, 2016: $154 million) worth of inventories as an expense in the Consolidated Statements of Operating Results and $nil (2017: $nil, 2016: $nil) relating to impairments of inventory.
NOTE 12.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis. Investments in the utilities segment include a 15% interest in a Brazilian electricity transmission operation, our partnership’s 11% interest in a Texas electricity transmission project and four associates of our Colombian natural gas distribution operation. Transport investments include a 45% interest in a Brazilian toll road business, an 11% interest in a Brazilian rail and port logistics business, a 19% ownership interest of a North American west coast container terminal, and our 13% and 50% interests in port operations in Australia, and a 40% stake in a European port operation. In our energy segment, investments in associates and joint ventures include our 50% interest in a North American natural gas business and a 20% interest in a North American gas storage operation. Our investments in the data infrastructure segment relates to our 21% interest in a European telecommunications infrastructure operation.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2018	2017
Balance at beginning of year	$5,572	$4,727
Share of earnings for the year(4)	(13)	118
Foreign currency translation and other	(296)	167
Share of other comprehensive income	260	183
Distributions	(59)	(66)
Disposition of interest(1)	(951)	(177)
Acquisitions(2),(3)	78	620
Balance at end of year	$4,591	$5,572
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

(4)
In March 2018, Brookfield Infrastructure sold its ownership in ETC Transmission Holdings, S.L. for $1.3 billion. On disposition, Brookfield Infrastructure recognized a gain on sale of $338 million ($209 million, net of taxes) presented within gain on sale of associate on the Consolidated Statements of Operating Results. In association with the gain, $35 million of accumulated other comprehensive losses were reclassified to share of losses from associates and joint ventures on the Consolidated Statements of Operating Results. Please refer to Note 5 Disposition of Chilean Electricity Transmission Operation for additional details.

The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2018
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$289	$2,227	$2,516	$325	$1,391	$1,716	$800	$708	$92
Transport	11-50%	1,520	15,892	17,412	1,876	6,447	8,323	9,089	6,592	2,497
Energy	20-50%	178	5,307	5,485	162	2,875	3,037	2,448	1,265	1,183
Data infrastructure	21%	447	6,692	7,139	438	2,902	3,340	3,799	3,089	710
Corporate & other	25-50%	105	386	491	99	55	154	337	228	109
Total		$2,539	$30,504	$33,043	$2,900	$13,670	$16,570	$16,473	$11,882	$4,591

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

		As at December 31, 2017
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-28%	$631	$9,068	$9,699	$756	$4,892	$5,648	$4,051	$3,037	$1,014
Transport	11-50%	1,548	17,096	18,644	1,396	7,002	8,398	10,246	7,385	2,861
Energy	20-50%	164	5,054	5,218	162	2,784	2,946	2,272	1,196	1,076
Data infrastructure	21%	464	6,281	6,745	561	2,968	3,529	3,216	2,602	614
Corporate & other	25-40%	15	54	69	12	42	54	15	8	7
Total		$2,822	$37,553	$40,375	$2,887	$17,688	$20,575	$19,800	$14,228	$5,572
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2018, 2017, and 2016:

	Year ended December 31, 2018
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$541	$92	$110	$202	$146	$56
Transport	3,747	(74)	(856)	(930)	(597)	(333)
Energy	739	91	8	99	53	46
Data infrastructure	804	64	244	308	234	74
Corporate & other	41	(132)	356	224	169	55
Total	$5,872	$41	$(138)	$(97)	$5	$(102)

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$1,164	$101	$779	$880	$642	$238
Transport	3,796	213	718	931	744	187
Energy	724	22	(37)	(15)	(22)	7
Data infrastructure	783	58	435	493	409	84
Corporate & other	2	(16)	(145)	(161)	(108)	(53)
Total	$6,469	$378	$1,750	$2,128	$1,665	$463

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Year ended December 31, 2016
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$592	$87	$233	$320	$241	$79
Transport	2,861	221	1,399	1,620	1,210	410
Energy	598	141	138	279	183	96
Data infrastructure	767	121	385	506	399	107
Total	$4,818	$570	$2,155	$2,725	$2,033	$692
As at December 31, 2018 and 2017, none of the associates or joint ventures have quoted prices in an active market.

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2018, 2017, and 2016:

	Year ended December 31, 2018
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$380	$6,189	$(6,716)	$(147)	$(106)	$(41)
Transport	776	(1,018)	369	127	77	50
Energy	320	(288)	(46)	(14)	(10)	(4)
Data infrastructure	323	(305)	19	37	29	8
Corporate & other	7	(7)	—	—	—	—
Total	$1,806	$4,571	$(6,374)	$3	$(10)	$13

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$433	$(803)	$494	$124	$102	$22
Transport	1,000	(1,673)	1,121	448	370	78
Energy	261	(171)	(77)	13	6	7
Data infrastructure	338	(226)	(57)	55	44	11
Corporate & other	1	(10)	4	(5)	(3)	(2)
Total	$2,033	$(2,883)	$1,485	$635	$519	$116

	Year ended December 31, 2016
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$352	$(311)	$(21)	$20	$12	$8
Transport	675	(1,783)	969	(139)	(122)	(17)
Energy	152	(174)	15	(7)	(4)	(3)
Data infrastructure	325	(323)	(83)	(81)	(63)	(18)
Total	$1,504	$(2,591)	$880	$(207)	$(177)	$(30)

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Data Infrastructure Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2017	$2,895	$2,362	$2,380	$—	$7,637
Additions, net of disposals	349	104	95	—	548
Non-cash (disposals) additions	—	—	(14)	—	(14)
Acquisitions through business combinations(1)	—	—	100	—	100
Net foreign currency exchange differences	227	191	68	—	486
Balance at December 31, 2017	$3,471	$2,657	$2,629	$—	$8,757
Additions, net of disposals	441	77	140	4	662
Non-cash (disposals) additions	(19)	(4)	6	—	(17)
Acquisitions through business combinations(1)	394	—	2,111	440	2,945
Net foreign currency exchange differences	(267)	(245)	(205)	—	(717)
Balance at December 31, 2018	$4,020	$2,485	$4,681	$444	$11,630

Accumulated depreciation:
Balance at January 1, 2017	$(383)	$(517)	$(258)	$—	$(1,158)
Depreciation expense	(118)	(147)	(117)	—	(382)
Non-cash disposals	19	21	—	—	40
Disposals	—	—	5	—	5
Net foreign currency exchange differences	(28)	(44)	(13)	—	(85)
Balance at December 31, 2017	$(510)	$(687)	$(383)	$—	$(1,580)
Depreciation expense	(149)	(147)	(134)	—	(430)
Disposals	7	22	8	—	37
Non-cash disposals	(2)	—	(1)	—	(3)
Net foreign currency exchange differences	41	68	18	—	127
Balance at December 31, 2018	$(613)	$(744)	$(492)	$—	$(1,849)

Accumulated fair value adjustments:
Balance at January 1, 2017	$1,043	$782	$352	$—	$2,177
Fair value adjustments	137	24	257	—	418
Net foreign currency exchange differences	78	67	20	—	165
Balance at December 31, 2017	$1,258	$873	$629	$—	$2,760
Fair value adjustments	220	18	224	—	462
Net foreign currency exchange differences	(77)	(81)	(31)	—	(189)
Balance at December 31, 2018	$1,401	$810	$822	$—	$3,033

Net book value:
December 31, 2018	$4,808	$2,551	$5,011	$444	$12,814
December 31, 2017	$4,219	$2,843	$2,875	$—	$9,937

(1)	See Note 6, Acquisition of Businesses for additional information.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2018 and 2017. Brookfield Infrastructure determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s property, plant and equipment assets, categorized by segment.

	Dec. 31, 2018				Dec. 31, 2017
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 14%	8x to 22x	10 to 20 yrs	Discounted cash flow model	7% to 12%	7x to 21x	10 to 20 yrs
Transport	Discounted cash flow model	10% to 13%	9x to 14x	10 to 20 yrs	Discounted cash flow model	10% to 15%	9x to 14x	10 to 20 yrs
Energy	Discounted cash flow model	12% to 15%	10x to 14x	10 yrs	Discounted cash flow model	12% to 15%	8x to 13x	10 yrs
Data Infrastructure	Discounted cash flow model	13% to 15%	10x to 11x	10 yrs	N/A	N/A	N/A	N/A
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2018, Brookfield Infrastructure carried out an assessment of the fair value of its Utilities property, plant and equipment, resulting in a gain from revaluation of $220 million (2017: $137 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Key drivers behind the revaluation gain recorded include; growth in underlying cash flows at our U.K. regulated distribution business associated with new connections and smart meter adoptions made during the year and a modest increase in our terminal value assumption commensurate with observable market valuations for regulated utilities in mature geographies.
At December 31, 2018, Brookfield Infrastructure carried out an assessment of the fair value of its Transport property, plant and equipment. A gain from revaluation of $18 million (2017: $24 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the Transport segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows.
At December 31, 2018, Brookfield Infrastructure carried out an assessment of the fair value of its Energy property, plant and equipment. A gain from revaluation of $224 million (2017: $257 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The revaluation gain was primarily associated with growth in underlying cash flows at our North American district energy operations associated with new customer connections during the last 12 months and a more robust pipeline of growth opportunities which resulted in an increase in our terminal value assumption to align our values with observable market transactions.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model.

US$ MILLIONS	Dec. 31, 2018	Dec. 31, 2017
Utilities	$3,407	$2,961
Transport	1,741	1,970
Energy	4,189	2,246
Data Infrastructure	444	—
NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2018	2017
Cost	$12,515	$10,470
Accumulated amortization	(880)	(576)
Net intangible assets	$11,635	$9,894
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2018	2017
Brazilian regulated gas transmission operation	$4,211	$5,134
Australian regulated terminal	1,766	1,957
North American residential energy infrastructure operation	1,763	—
Peruvian toll roads	1,118	1,144
Chilean toll roads	928	1,100
Indian toll roads(1)	843	130
U.K. port operation	273	289
Other(2)	733	140
Total	$11,635	$9,894

(1)	Indian toll roads include $738 million of intangible assets at our investments in Simhapuri Expressway Limited and Rayalseema Expressway Limited and $105 million at BIF India Holdings Pte Ltd.

(2)
Other intangibles are comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, and contracted order book at our U.K. regulated distribution operation.

The intangible assets at Brookfield Infrastructure’s Brazilian regulated gas transmission operation, Australian regulated terminal operation, and Chilean, Peruvian and Indian toll roads relate to service concession arrangements.
The terms and conditions of concession arrangements at the Brazilian regulated gas transmission operation are regulated by the Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Each gas transportation agreement (“GTA”) took into account a return on regulatory asset base (“RAB”), and the tariffs were calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life. Upon expiry of the authorizations, the assets shall be returned to the government and will be subject to concession upon public bidding. These assets operate as authorizations that expire between 2039 and 2041.

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
The intangible assets at Brookfield Infrastructure’s residential infrastructure operation comprise contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. Brands are classified as having an indefinite life and are subject to annual impairment reviews. The remaining intangible assets are amortized straight-line over 10 to 20 years.
The terms and conditions of the Peruvian toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Municipalidad Metropolitana de Lima (“MML”) and its municipal arm, Fondo Metropolitano de Inversiones. The service concession provides the operator the right to charge a tariff to vehicles which use the road network over the life of the concession in exchange for the design, construction, improvement, maintenance and operation of the road network. Until December 2018, tariffs are increased by fixed amounts and on specified dates, and thereafter, are adjusted annually for the Lima Metropolitana Consumer Price Index. For the year ended December 31, 2018, revenue and profit related to construction contracts were $16 million (2017: $31 million, 2016: $66 million) and $nil (2017: $nil, 2016: $nil), respectively. Due to construction services relating to the concession arrangement $16 million (2017: $35 million, 2016: $20 million) of borrowing costs were capitalized as an intangible asset, based on the stage of project completion. The concession arrangement has an expiration date of 2043 at which point the underlying concession assets will be returned to the MML.
The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas (“MOP”). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for the Chilean Consumer Price Index plus 3.5%, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033, at which point the underlying concessions assets will be returned to the MOP.

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The terms and conditions of the Simhapuri Expressway (“SEL”), Rayalseema Expressway (“REPL”) and Mumbai Nasik (“MNEL”) Indian toll road concessions, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the National Highways Authority of India (“NHAI”). The Service Concession Agreements provides the operators the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance schedule. Tariffs are revised annually for the Indian Wholesale Price Index. The Concession Arrangements have expiration dates of 2041, 2040 and 2027, respectively, for SEL, REPL and MNEL, at which point the underlying concessions assets will be returned to the NHAI.
The intangible asset at Brookfield Infrastructure’s U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.
The carrying value as at December 31, 2018, of Brookfield Infrastructure’s indefinite lived intangibles is $653 million (2017: $297 million). The increase from 2017 is primarily attributable to the brand value at our North American residential energy infrastructure operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2018	2017
Cost at beginning of the year	$10,470	$4,732
Additions, net of disposals	117	79
Acquisitions through business combinations(1)	3,208	5,515
Non-cash additions	7	18
Foreign currency translation	(1,287)	126
Cost at end of year	$12,515	$10,470

(1)	See Note 6, Acquisition of Businesses for additional information.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2018	2017
Accumulated amortization at beginning of year	$(576)	$(267)
Amortization	(371)	(289)
Foreign currency translation	67	(20)
Accumulated amortization at end of year	$(880)	$(576)
F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 15.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2018	2017
Balance at beginning of the year	$1,301	$502
Acquisitions through business combinations(1)	2,905	815
Foreign currency translation and other	(347)	(16)
Balance at end of the year	$3,859	$1,301

(1)	See Note 6, Acquisition of Businesses for additional information.
NOTE 16.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2018	2017
Balance at beginning of the year	$192	$154
Fair value adjustments	13	23
Foreign currency translation	(15)	15
Balance at end of the year	$190	$192
For the year ended December 31, 2018, fair value adjustments of $13 million were recognized for our U.K. port operation (2017: $23 million).
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2018 and 2017. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 17.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2018	2017
Current:
Accounts payable(1)		$463	$246
Accrued & other liabilities		585	400
Deferred revenue	(i)	154	159
Provisions		106	59
Total current		$1,308	$864

Non-current:
Deferred revenue	(i)	$323	$300
Pension liabilities(2)		81	100
Provisions		148	95
Other liabilities		225	298
Total non-current		$777	$793

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
Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at Brookfield Infrastructure’s Australian rail operation and for future natural gas and electricity connections at Brookfield Infrastructure’s U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the contracted track access or connections arrangement.

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 18.  FINANCIAL LIABILITIES

US$ MILLIONS	2018	2017
Current:
Foreign currency forward contracts	$16	$150
Other financial liabilities	108	87
Total current financial liabilities	$124	$237

Non-current:
Deferred consideration(1)	$953	$916
Interest rate swaps	100	9
Inflation swaps	78	84
Other financial liabilities	25	67
Total non-current financial liabilities	$1,156	$1,076

(1)	The deferred consideration is related to the acquisitions completed during 2017 and 2018. See Note 6, Acquisition of Businesses for further details.
NOTE 19.  BORROWINGS

(a)	Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2023. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at December 31, 2018, draws on the credit facility were $510 million (2017: $789 million) and $47 million of letters of credit were issued (2017: $106 million).

	Maturity	Annual Rate	Currency	2018	2017
Corporate revolving credit facility	June 30, 2023	LIBOR plus 1.2%	US$	510	789
Medium Term Notes(1):
Current:
Public - Canadian	October 30, 2018	3.0%	C$	—	99
Non-Current:
Public - Canadian	October 30, 2020	3.5%	C$	275	298
Public - Canadian	March 11, 2022	3.5%	C$	330	358
Public - Canadian	February 22, 2024	3.3%	C$	220	239
Public - Canadian	February 22, 2024	3.3%	C$	293	318
Public - Canadian	September 11, 2028	4.2%	C$	365	—
Total				$1,993	$2,101

(1)	See Note 20, Subsidiary Public Issuers for further details.

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

On October 30, 2018, Brookfield Infrastructure Finance ULC repaid C$125 million of maturing medium-term notes.
On September 10, 2018, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 11, 2028 with a coupon of 4.2%. The proceeds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
On April 17, 2017, Brookfield Infrastructure Finance ULC issued C$400 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%. The notes were issued at a premium with an effective interest rate of 3.1% per annum, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, Brookfield Infrastructure Finance ULC issued C$300 million of medium-term notes maturing February 22, 2024 with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
The decrease in corporate borrowings of $108 million during the year ended December 31, 2018 is due to a net repayment of $279 million on the corporate revolving credit facility, repayment of $94 million of maturing debt and the impact of a weaker Canadian dollar relative to the U.S. dollar. These reductions were partially offset by the September 2018 medium-term note issuance of $377 million.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result it in ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.0% and no commitment fees were incurred for any undrawn balance. As of December 31, 2018, there were $nil (2017: $nil) of borrowings outstanding.

(b)	Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2018	2017
Current	$985	$364
Non-current	12,128	7,699
Total	$13,113	$8,063
Non-recourse borrowings have increased by $5.1 billion since year-end. This increase is primarily attributable to $4.0 billion of borrowings associated with our recent acquisitions and the issuance of $1.5 billion five-year senior notes at our Brazilian regulated gas transmission business. These increases are partially offset by a decrease in the U.S. dollar equivalent of foreign denominated debt as most of the currencies we operate in depreciated relative to the U.S. dollar during the year ended December 31, 2018.

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Total
2019	98	233	82	583	996
2020	348	205	247	6	806
2021	501	307	11	16	835
2022	205	340	211	6	762
2023	2,252	340	925	6	3,523
Thereafter	2,008	2,023	1,733	520	6,284
Total Principal repayments	5,412	3,448	3,209	1,137	13,206
Deferred financing costs and other	(15)	(4)	(54)	(20)	(93)
Total - Dec. 31, 2018	$5,397	$3,444	$3,155	$1,117	$13,113
Total - Dec. 31, 2017	$3,649	$3,257	$1,157	$—	$8,063
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Total
Dec. 31, 2018	4%	6%	6%	6%	5%
Dec. 31, 2017	4%	5%	5%	—	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2018	Local Currency		Dec. 31, 2017	Local Currency
U.S. dollars	$5,317	USD	5,317	$3,087	USD	$3,087
British pounds	1,847	GBP	1,447	1,735	GBP	1,283
Canadian dollars	1,388	CAD	1,893	397	CAD	499
Brazilian real	1,342	BRL	5,200	—	BRL	—
Australian dollars	925	AUD	1,312	1,013	AUD	1,297
Chilean Unidad de Fomento(1)	837	UF	21	960	UF	22
Indian rupees	565	INR	39,236	186	INR	11,847
Colombian pesos	411	COP	1,337,497	184	COP	549,384
Peruvian soles	441	PEN	1,486	458	PEN	1,483
New Zealand dollars	40	NZD	60	43	NZD	61

(1)	Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(c)	Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2017	Cash Flows	Acquisitions	Foreign Exchange Movement	2018
Corporate borrowings	$2,101	$4	$—	$(112)	$1,993
Non-recourse borrowings	8,063	3,951	1,484	(385)	13,113
NOTE 20.    SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Debt Issuers.
On September 10, 2018, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
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
As they matured, the Debt Issuers repaid C$400 million of medium-term notes on October 10, 2017 and C$125 million of medium term notes on October 30, 2018.
These notes are fully and unconditionally guaranteed by our partnership and its subsidiaries, the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (collectively, the “Guarantors”).
The Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of November 23, 2018 provides for the issuance of one or more series of senior preferred shares of BIPIC. The Guarantors will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Subsequent to year end, on February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per unit with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following tables set forth consolidated summary financial information for our partnership, the Fincos and BIPIC:

For the year ended December 31, 2018 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	Subsidiaries of our partnership other than the Fincos and BIPIC(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$4,652	$4,652
Net income attributable to partnership(1)	192	—	—	410	(192)	410
For the year ended December 31, 2017
Revenues	$—	$—	$—	$—	$3,535	$3,535
Net income attributable to partnership(1)	11	—	—	125	(11)	125
For the year ended December 31, 2016
Revenues	$—	$—	$—	$—	$2,115	$2,115
Net income attributable to partnership(1)	285	—	—	487	(285)	487
As at December 31, 2018
Current assets	$—	$—	$—	$—	$2,276	$2,276
Non-current assets	5,449	—	568	8,281	20,006	34,304
Current liabilities	—	—	—	—	2,417	2,417
Non-current liabilities	—	1,483	—	—	18,012	19,495
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	—	1,823	1,823
Non-controlling interests—Exchange LP Units	—	—	—	—	71	71
Non-controlling interests—in operating subsidiaries	—	—	—	—	7,303	7,303
Preferred unitholders	—	—	—	—	936	936
As at December 31, 2017
Current assets	$—	$—	$—	$—	$1,512	$1,512
Non-current assets	5,514	—	—	5,987	16,464	27,965
Current liabilities	—	—	—	—	1,564	1,564
Non-current liabilities	—	1,313	—	—	13,126	14,439
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	—	2,012	2,012
Non-controlling interests—in operating subsidiaries	—	—	—	—	5,875	5,875
Preferred unitholders	—	—	—	—	595	595

(1)	Includes net income attributable to non-controlling interest—Exchange LP Units and non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
NOTE 21.  PREFERRED SHARES
As at December 31, 2018, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2018, there were no dividends in arrears (2017: $nil).
NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2018	2017	2016
Interest on corporate facility	$4	$12	$12
Interest on corporate debt	56	51	39
Interest on non-recourse borrowings	483	361	338
Other financing fees	12	4	3
	$555	$428	$392
NOTE 23.  PAYROLL EXPENSE
Our partnership has no key employees or directors; therefore Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure’s Master Services Agreement. Details of the management fees paid are disclosed in Note 32, Related Party Transactions.
Throughout the year, the General Partner in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2018 (2017: less than $1 million, 2016: less than $1 million).
For the year ended December 31, 2018, payroll expense across all of Brookfield Infrastructure’s subsidiaries was $588 million, inclusive of benefits (2017: $519 million, 2016: $309 million).

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 24.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2018
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$131	$3,844	$248	$2,452	$247	$1,028
Australian regulated terminal operation	34	2,074	27	1,943	45	93
Colombian regulated distribution operation	51	708	32	396	273	58
Brazilian regulated gas transmission operation	310	4,955	106	3,185	1,540	434
Colombian natural gas distribution operation	230	1,149	235	374	691	79
Transport
U.K. port operation	48	847	71	347	195	282
Australian port operation	141	593	239	59	319	117
Chilean toll roads	82	940	59	862	43	58
Peruvian toll roads	104	1,308	20	654	622	116
Indian toll roads(2)	90	975	65	667	229	104
Energy
North American gas storage operation	281	1,273	155	566	515	318
Canadian district energy operation	25	754	32	387	269	91
U.S. district energy operation	42	834	26	681	90	79
Western Canadian natural gas gathering and processing operation	86	2,069	84	1,161	650	260
North American residential energy infrastructure operation	196	3,647	152	1,551	1,506	634
Data Infrastructure
U.S. data center operation	17	1,131	438	562	(12)	160
Corporate
Holding LP and other	320	248	336	2,031	83	(1,882)
Total	$2,188	$27,349	$2,325	$17,878	$7,305	$2,029

(1)	Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interest—Exchange LP Units, general partner and limited partners.

(2)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	As of December 31, 2017
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$107	$3,550	$281	$2,261	$217	$898
Australian regulated terminal operation	38	2,229	34	2,035	62	136
Colombian regulated distribution operation	68	764	26	438	302	66
Brazilian regulated gas transmission operation	322	5,990	73	2,015	3,081	1,143
Transport
U.K. port operation	44	880	133	353	179	259
Australian port operation	163	628	101	218	346	126
Chilean toll roads	84	1,116	59	989	75	77
Peruvian toll roads	101	1,356	18	674	644	121
Indian toll roads	58	256	30	185	60	39
Energy
North American gas storage	206	1,259	244	409	502	310
Canadian district energy operation	75	699	55	394	243	82
U.S. district energy operation	37	799	19	668	78	71
Corporate
Holding LP and other	127	244	392	2,060	84	(2,165)
Total	$1,430	$19,770	$1,465	$12,699	$5,873	$1,163

(1)	Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2018
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$449	$22	$19	$99	$86
Australian regulated terminal operation	307	14	(6)	34	(16)
Colombian regulated distribution operation	177	15	(11)	3	(2)
Brazilian regulated gas transmission operation	1,112	357	(469)	139	(190)
Colombian natural gas distribution operation	516	34	(91)	7	(14)
Transport
U.K. port operation	205	12	3	19	4
Australian port operation	522	(6)	(33)	(3)	(11)
Chilean toll roads	168	(1)	(7)	(1)	(7)
Peruvian toll roads	92	3	(25)	1	(5)
Indian toll roads(1)	61	(12)	2	(6)	(1)
Energy
North American gas storage operation	150	(16)	22	(12)	15
Canadian district energy operation	118	7	32	3	11
U.S. district energy operation	149	(13)	35	(8)	23
Western Canadian natural gas gathering and processing operation	61	3	(53)	1	(21)
North American residential energy infrastructure operation	191	4	(73)	1	(30)
Data Infrastructure
U.S. data center operation	—	—	(1)	—	—
Corporate
Holding LP and other	23	(26)	(1)	108	44
Total	$4,301	$397	$(657)	$385	$(114)

(1)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2018			Year ended December 31, 2017
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$226	$(413)	$179	$220	$(343)	$129
Australian regulated terminal operation	85	(21)	(63)	96	(9)	(87)
Colombian regulated distribution operation	11	(26)	—	7	(22)	26
Brazilian regulated gas transmission operation	868	(26)	(792)	819	83	(839)
Colombian natural gas distribution operation	94	(217)	205	—	—	—
Transport
U.K. port operation	27	(17)	(8)	46	(40)	(10)
Australian port operation	42	(68)	22	37	(39)	12
Chilean toll roads	74	(1)	(82)	56	(5)	(88)
Peruvian toll roads	91	(33)	—	46	(67)	—
Indian toll roads(1)	18	(184)	209	30	(7)	(22)
Energy
North American gas storage operation	—	(8)	7	55	(9)	(76)
Canadian district energy operation	39	(42)	(45)	26	(82)	102
U.S. district energy operation	24	(16)	(18)	24	8	(28)
Western Canadian natural gas gathering and processing operation	48	(1,923)	1,910	—	—	—
North American residential energy infrastructure operation	16	(2,182)	2,188	—	—	—
Data Infrastructure
U.S. data center operation	(1)	(1,103)	1,118	—	—	—
Corporate
Holding LP and other	(417)	794	(379)	(98)	(5,089)	4,721
Total	$1,245	$(5,486)	$4,451	$1,364	$(5,621)	$3,840

(1)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

	Cash Flow Activities
	Year ended December 31, 2016
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$244	$(487)	$245
Australian regulated terminal operation	128	(22)	(106)
Colombian regulated distribution operation	17	(18)	—
Transport
U.K. port operation	33	(24)	(14)
Australian port operation	7	(99)	154
Chilean toll roads	63	(1)	(99)
Brazilian toll roads	2	(70)	70
Peruvian toll roads	29	25	1
Indian toll roads	(7)	28	(10)
Energy
North American gas storage operation	(12)	6	46
Canadian district energy operation	27	(18)	(13)
U.S. district energy operation	26	(33)	9
Corporate
Holding LP and other	124	(282)	618
Total	$681	$(995)	$901

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 25.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

(a)	Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2018	2017
Deferred income tax assets
Tax losses carried forward	$394	$361
	$394	$361
Deferred income tax liabilities
Property, plant and equipment and investment properties	$(1,702)	$(1,374)
Intangible assets	(2,115)	(1,761)
Financial instruments and other	77	(9)
	$(3,740)	$(3,144)
Net deferred income tax liabilities	$(3,346)	$(2,783)
Reflected in the statement of financial position as follows:
Deferred income tax assets	$75	$66
Deferred income tax liabilities	(3,421)	(2,849)
Net deferred income tax liabilities	$(3,346)	$(2,783)

Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2018	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2018
Deferred income tax assets related to non-capital losses and capital losses	$361	$(13)	$—	$8	$38	$394
Deferred income tax liabilities related to differences in tax and book basis, net	(3,144)	(33)	(97)	266	(732)	(3,740)
Net deferred income tax liabilities	$(2,783)	$(46)	$(97)	$274	$(694)	$(3,346)

		Recognized in
US$ MILLIONS	Jan. 1, 2017	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2017
Deferred income tax assets related to non-capital losses and capital losses	$357	$(19)	$—	$23	$—	$361
Deferred income tax liabilities related to differences in tax and book basis, net	(1,895)	(48)	(200)	(71)	(930)	(3,144)
Net deferred income tax liabilities	$(1,538)	$(67)	$(200)	$(48)	$(930)	$(2,783)

(1)	Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $765 million (2017: $859 million). Of the $765 million (2017: $859 million) deductible temporary differences not recognized, $433 million (2017: $480 million) relates to capital losses which can be carried forward indefinitely and have no expiry dates. The remaining $332 million (2017: $379 million) relates to non-capital losses, of which $26 million (2017: $7 million) expire between 2022 to 2032 and $306 million (2017: $372 million) that carry forward indefinitely and have no expiry dates.

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(b)	Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Tax expense comprises:
Current income tax expense	$318	$106	$33
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	53	92	(62)
Changes in tax rates or the imposition of new taxes	(11)	(41)	1
Previously unrecognized deferred taxes	4	16	43
Total income tax expense	$364	$173	$15
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$1,170	$747	$543
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	278	304	77
Change in substantively enacted tax rates	(11)	(41)	1
Earnings from investments in associates and joint ventures	(3)	(12)	(34)
Portion of gains subject to different tax rates	141	2	(54)
Taxable income attributable to non-controlling interests	(35)	(65)	(7)
International operations subject to different tax rates	(17)	(39)	(6)
Deferred tax assets not recognized	4	15	41
Permanent differences and other	7	9	(3)
Income tax expense recognized in profit or loss	$364	$173	$15
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $2,867 million (2017: $2,411 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.

(c)	Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2018	2017	2016
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(95)	$(204)	$(90)
Cash flow hedges	3	8	8
Other	(5)	(4)	7
Total income tax expense recognized directly in other comprehensive income	$(97)	$(200)	$(75)
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 26.  PARTNERSHIP CAPITAL
As at December 31, 2018, our partnership’s capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special General Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $136 million (2017: $113 million, 2016: $80 million).
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

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(a)	Special and Limited Partnership Capital

	Special General Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2018	2017	2016	2018	2017	2016	2018	2017	2016
Opening balance	1.6	1.6	1.6	276.6	259.4	243.2	278.2	261.0	244.8
Issued for cash	—	—	—	0.3	17.2	16.4	0.3	17.2	16.4
Conversion from Exchange LP Units	—	—	—	1.3	—	—	1.3	—	—
Repurchased and cancelled	—	—	—	(0.9)	—	(0.2)	(0.9)	—	(0.2)
Ending balance	1.6	1.6	1.6	277.3	276.6	259.4	278.9	278.2	261.0

	Special General Partner			Limited Partners			Total
US$ MILLIONS	2018	2017	2016	2018	2017	2016	2018	2017	2016
Opening balance	$19	$19	$19	$4,907	$4,215	$3,716	$4,926	$4,234	$3,735
Unit issuance	—	—	—	14	692	505	14	692	505
Conversion from Exchange LP Units	—	—	—	20	—	—	20	—	—
Repurchased and cancelled	—	—	—	(30)	—	(6)	(30)	—	(6)
Ending balance	$19	$19	$19	$4,911	$4,907	$4,215	$4,930	$4,926	$4,234
During the year ended December 31, 2018, Brookfield Infrastructure repurchased and cancelled 0.9 million units for $30 million (2017: nil, 2016: 0.2 million units for $6 million) and incurred less than $1 million in commission costs (2017: $nil, 2016: less than $1 million).
In September 2017, Brookfield Infrastructure issued 16.6 million limited partnership units at $42 per unit under shelf registrations in the United States and Canada. In total, $700 million of gross proceeds were raised through the issuance and $28 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $6 million that was recognized directly in equity.
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

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

In December 2016, Brookfield Infrastructure issued 15.6 million limited partnership units at $32 per unit under shelf registrations in the United States and Canada. In total, $500 million of gross proceeds were raised through the issuance and $20 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $16 million that was recognized directly in equity.
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2018, our partnership issued less than 1 million units for proceeds of $14 million (2017: less than 1 million units for proceeds of $20 million, 2016: less than 1 million units for proceeds of $25 million) under the Plan.
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2018 was 1.6 million (2017: 1.6 million, 2016: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2018 was 276.9 million (2017: 264.6 million, 2016: 244.7 million).

(b)	Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2018	2017	2016
Opening balance	115.8	108.4	100.3
Issued for cash	—	7.4	8.1
Ending balance	115.8	115.8	108.4

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2018	2017	2016
Opening balance	$2,078	$1,778	$1,528
Unit issuance	—	300	250
Ending balance	$2,078	$2,078	$1,778
In September 2017, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million.
In December 2016, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2018 was 115.8 million (2017: 110.6 million, 2016: 100.9 million).

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(c) Non-controlling interest—Exchange LP Units

	Non-controlling interest— Exchange LP Units held by Brookfield
UNITS MILLIONS	2018	2017	2016
Opening balance	—	—	—
Unit issuance	5.7	—	—
Exchange LP conversion	(1.3)	—	—
Ending balance	4.4	—	—

	Non-controlling interest— Exchange LP Units held by Brookfield
US$ MILLIONS	2018	2017	2016
Opening balance	$—	$—	$—
Unit issuance	232	—	—
Exchange LP conversion	(20)	—	—
Ending balance	$212	$—	$—
On October 16, 2018, Exchange LP, a subsidiary of our partnership, issued 5.7 million Exchange LP Units for proceeds of $232 million in connection with the privatization of Enercare Inc. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a component of non-controlling interests.
During the year ended December 31, 2018, Exchange LP unitholders exchanged 1.3 million units for $20 million of limited partners capital.

(d)	Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	2018	2017	2016
Opening balance	32.0	20.0	10.0
Issued for cash	18.0	12.0	10.0
Repurchased and cancelled	(0.1)	—	—
Ending balance	49.9	32.0	20.0

	Preferred Units
US$ MILLIONS	2018	2017	2016
Opening balance	$595	$375	$189
Unit issuance	342	220	186
Repurchased and cancelled	(1)	—	—
Ending balance	$936	$595	$375

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

During the year ended December 31, 2018, Brookfield Infrastructure repurchased and cancelled 0.1 million preferred units for $1 million and incurred less than $1 million in commission costs. No preferred units were repurchased and cancelled in 2017 or 2016.
On September 12, 2018, our partnership issued 10 million Series 11 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. In total, C$250 million or $190 million of gross proceeds were raised, $4 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred.
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
In August 2016, our partnership issued 10 million Series 5 Preferred Units at C$25 per unit with a quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. In total, C$250 million or $190 million of gross proceeds were raised and $4 million in issuance costs were incurred.
NOTE 27.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners’

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2016	$957	$(891)	$215	$(130)	$(4)	$(30)	$619	$736
Other comprehensive income (loss)	19	56	(187)	104	4	3	129	128
Balance at December 31, 2017	$976	$(835)	$28	$(26)	$—	$(27)	$748	$864
Other comprehensive income (loss)(1)	141	(501)	67	(70)	(33)	9	182	(205)
Other items(1)	(450)	—	—	—	—	—	—	(450)
Balance at December 31, 2018	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

(b)	Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2016	$7	$(5)	$3	$(1)	$—	$—	$3	$7
Other comprehensive (loss) income	—	(1)	(2)	1	—	—	1	(1)
Balance at December 31, 2017	$7	$(6)	$1	$—	$—	$—	$4	$6
Other comprehensive income (loss)(1)	1	(3)	1	—	—	—	1	—
Other items(1)	(3)	—	—	—	—	—	—	(3)
Balance at December 31, 2018	$5	$(9)	$2	$—	$—	$—	$5	$3

(c)	Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2016	$417	$(365)	$88	$(58)	$(3)	$(9)	$261	$331
Other comprehensive income (loss)	8	26	(77)	44	1	1	53	56
Balance at December 31, 2017	$425	$(339)	$11	$(14)	$(2)	$(8)	$314	$387
Other comprehensive income (loss)(1)	59	(213)	29	(29)	(14)	4	77	(87)
Other items(1)	(188)	—	—	—	—	—	—	(188)
Balance at December 31, 2018	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112

d) Attributable to Non-controlling interest—Exchange LP Units

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	2	1	—	(1)	—	—	2	4
Balance at December 31, 2018	$2	$1	$—	$(1)	$—	$—	$2	$4

(1)
In relation to the sale of our Chilean electricity transmission business, $641 million of revaluation surplus previously recognized within accumulated other comprehensive income was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Additionally, $127 million of deferred tax expense previously recognized within accumulated other comprehensive income was reclassified as current income tax expense within accumulated other comprehensive income.

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 28.  DISTRIBUTIONS
For the year ended December 31, 2018, distributions to partnership unitholders were $742 million or $1.88 per unit (2017: $651 million or $1.74 per unit, 2016: $535 million or $1.55 per unit). Additionally, incentive distributions were made to the special general partner of $136 million (2017: $113 million, 2016: $80 million).
On February 5, 2019, the Board of Directors of our General Partner approved a 7% increase in our quarterly distribution to $0.5025 per unit, payable on March 29, 2019 to unitholders on record as of the close of business on February 28, 2019.
For the year ended December 31, 2018, our partnership declared preferred unit distributions of $41 million or $0.97 per preferred unit on a prorated basis (2017: $30 million, 2016: $13 million).
NOTE 29.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $195 million (2017: $182 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 30.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, and operating leases associated with our U.S. data center operation, Australian port operation and North American gas storage operations. As at December 31, 2018, our partnership had $2,466 million (2017: $1,448 million) of commitments outstanding, of which 17% mature in less than one year, 38% between two and five years, and 45% after five years.
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

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 31.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2018 was $2 million (2017: $10 million, 2016: $7 million). The discount rate used was 4.5% (2017: 4.1%, 2016: 4.2%) with a rate of compensation of 3.0% (2017: 3.5%, 2016: 3.5%).

US$ MILLIONS	2018	2017
Plan assets	$287	$228
Less accrued benefit obligation	(368)	(328)
Accrued benefit liability (1)	$(81)	$(100)

(1)	Presented within ‘Accounts payable and other’ of the consolidated statements of financial position.
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
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2018 (2017: less than $1 million, 2016: less than $1 million).

b)	Transactions with other related parties
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $214 million for the year ended December 31, 2018 (2017: $230 million, 2016: $158 million). As of December 31, 2018, $51 million was outstanding as payable to the Service Provider (2017: $64 million).
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

Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

As of December 31, 2018, Brookfield Infrastructure had a receivable balance of $20 million from subsidiaries of Brookfield (December 31, 2017: $20 million) and loans payable of $73 million to subsidiaries of Brookfield (December 31, 2017: $75 million). The loans are payable in full between 2019 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place funds on deposit with Brookfield. As at December 31, 2018, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2017: less than $1 million) and earned interest of less than $1 million for the year ended December 31, 2018 (2017: less than $1 million, 2016: less than $1 million).
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2018, there were $nil (December 31, 2017: $nil) borrowings outstanding.
Brookfield Infrastructure’s subsidiaries provide heating, cooling, and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Properties L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Properties L.P. For the year ended December 31, 2018, revenues of $16 million were generated (2017: $8 million, 2016: $1 million) and expenses of $5 million were incurred (2017: $4 million, 2016: less than $1 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the year ended December 31, 2018, Brookfield Infrastructure paid less than $1 million for these services (2017: less than $1 million, 2016: less than $1 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary acquired by Brookfield Business Partners L.P. during 2017. For the year ended December 31, 2018, $4 million of revenues were generated (December 31, 2017: $2 million). In addition, Brookfield Infrastructure’s Australian port operation provides transportation services on market terms to a subsidiary of Brookfield Business Partners L.P. in the normal course of its operations. For the year ended December 31, 2018, revenues of less than $1 million were generated (2017: $nil).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the year ended December 31, 2018, revenues of $1 million were generated (2017: $nil) and expenses of $11 million were incurred (2017: $nil).
NOTE 33.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2018 and 2017 were as follows:

US$ MILLIONS	Note	2018	2017
Foreign exchange contracts	(a)	$3,482	$3,816
Interest rates swaps and other	(b)	6,484	5,013
		$9,966	$8,829
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2018 and 2017:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2018	Net Change During 2017
Foreign exchange derivatives	$182	$173	$355	$(305)
Interest rate derivative	40	(182)	(142)	63
	$222	$(9)	$213	$(242)

(a)	Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2018 and 2017.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2018	2017	2018	2017
Foreign exchange contracts
Australian dollars	$1,184	$1,214	0.75	0.74
British pounds	1,263	2,069	1.36	1.30
European Union euros	461	491	1.22	1.17
Canadian dollars	308	42	0.78	0.77
Chilean pesos	255	—	0.0015	—
Peruvian soles	11	—	0.30	—
	$3,482	$3,816

(b)	Interest Rates
At December 31, 2018, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $6,324 million (2017: $4,843 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $160 million (2017: $170 million).

Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2018 and the comparative notional amounts at December 31, 2017, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2018				2017
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$742	$1,026	$—	$1,768	$1,447
Interest rate derivatives
Interest rate and cross currency interest rate swaps	247	—	53	300	816
Inflation linked swaps	—	—	160	160	170
	$989	$1,026	$213	$2,228	$2,433
Elected for hedge accounting
Foreign exchange derivatives	$1,590	$124	$—	$1,714	$2,369
Interest rate derivatives
Interest rate and cross currency interest rate swaps	15	3,858	2,151	6,024	4,027
	$1,605	$3,982	$2,151	$7,738	$6,396
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2018 and 2017 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2018			2017
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$6,024	$(101)	$(1)	$4,027	$15	$—
Net investment hedges	1,714	189	9	2,369	(197)	—
	$7,738	$88	$8	$6,396	$(182)	$—
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

F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

NOTE 34.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)	Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2017.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2018	2017
Corporate borrowings	$1,993	$2,101
Non-recourse borrowings	13,113	8,063
Subsidiary and corporate borrowings	15,106	10,164
Preferred shares	20	20
Cash and cash equivalents(1)	(713)	(459)
Net debt	14,413	9,725
Total partnership capital	14,668	13,474
Total capital and net debt	$29,081	$23,199
Net debt to capitalization ratio	50%	42%

(1)	Includes marketable securities.
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
Generally, Brookfield Infrastructure’s equity strategy is to issue equity in conjunction with acquisitions or outsized organic growth initiatives or acquisition activity at our businesses. The equity portion of capital expenditures and normal levels of acquisition of activity will be fully self-funded through operating cash flows retained in the business and capital recycling. However, Brookfield Infrastructure may also issue equity opportunistically to enhance its liquidity to pursue investments. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.

Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
As disclosed within Note 19, Borrowings, Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.
During the years ended December 31, 2018 and 2017, there were no breaches of any loan covenants within Brookfield Infrastructure.
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2018	2017
Corporate cash and financial assets	$238	$205
Availability under committed credit facilities	2,475	2,475
Draws on credit facility	(510)	(789)
Commitments under credit facility	(47)	(106)
Corporate liquidity	$2,156	$1,785

(1)	Corporate level only.
Brookfield Infrastructure’s $1.975 billion committed revolving credit facility and $500 million credit facility with Brookfield are available for investments and acquisitions, as well as general corporate purposes. Commitments under the committed revolving credit facility will be available on a revolving basis until June 30, 2023. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2018, there was $510 million drawn on this facility (2017: $789 million) and $47 million was committed to letters of credit (2017: $106 million).

F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2018
US$ MILLIONS
Accounts payable and other liabilities	$1,048	$48	$36	$220	$1,352
Corporate borrowings	—	—	605	1,388	1,993
Non-recourse borrowings	995	794	5,127	6,290	13,206
Financial liabilities	124	26	1,037	93	1,280

Interest Expense:
Corporate borrowings	67	66	178	75	386
Non-Recourse borrowings	595	542	1,397	1,771	4,305

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2017
US$ MILLIONS
Accounts payable and other liabilities	$646	$45	$59	$293	$1,043
Corporate borrowings	99	—	1,445	557	2,101
Non-recourse borrowings	372	571	2,043	5,101	8,087
Financial liabilities	237	58	930	88	1,313

Interest Expense:
Corporate borrowings	49	47	106	25	227
Non-recourse borrowings	381	348	864	1,343	2,936

(b)	Market Risk
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

Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2018 the balance of the portfolio was $173 million (2017: $85 million), a 10% change in the value of the portfolio would impact our equity by $17 million and result in an impact on the Consolidated Statements of Operating Results of $13 million and Consolidated Statements of Comprehensive Income of $4 million.
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

	2018		2017		2016
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$1	$(1)	$—	$—	$1	$(1)
Other comprehensive (loss) income	(2)	2	(1)	1	(1)	1

F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Foreign Currency Risk Management
Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:

•	Brookfield Infrastructure leverages any natural hedges that may exist within its operations;

•	Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

•	Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2018, 2017 and 2016:

2018
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$695	$245	$185	$310	$82	$258	$—	$279	$104	$90	$28	$2,276
Non-current assets	5,237	5,303	4,708	6,828	940	6,206	861	1,857	1,308	976	80	34,304
	$5,932	$5,548	$4,893	$7,138	$1,022	$6,464	$861	$2,136	$1,412	$1,066	$108	$36,580
Liabilities:
Current liabilities	$1,031	$316	$320	$106	$60	$187	$—	$262	$20	$65	$50	$2,417
Non-current liabilities	3,836	3,628	2,798	3,185	861	3,093	—	772	654	668	—	19,495
	4,867	3,944	3,118	3,291	921	3,280	—	1,034	674	733	50	21,912
Non-controlling interest—in operating subsidiaries and preferred unitholders	1,261	372	442	1,540	43	2,766	—	964	622	229	—	8,239
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(55)	349	378	654	16	119	244	39	33	29	17	1,823
Non-controlling interest—Exchange LP	(4)	14	15	25	1	5	10	2	1	1	1	71
Net investment attributable to limited partners and general partner	$(137)	$869	$940	$1,628	$41	$294	$607	$97	$82	$74	$40	$4,535

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

2017
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD	Total
Assets:
Current assets	$358	$276	$151	$322	$85	$78	$—	$68	$100	$57	$17	$1,512
Non-current assets	4,400	5,770	4,431	8,184	1,117	814	836	764	1,356	256	37	27,965
	$4,758	$6,046	$4,582	$8,506	$1,202	$892	$836	$832	$1,456	$313	$54	$29,477
Liabilities:
Current liabilities	$641	$227	$414	$73	$59	$55	$—	$26	$18	$30	$21	$1,564
Non-current liabilities	3,093	3,983	2,614	2,015	989	443	—	438	673	185	6	14,439
	3,734	4,210	3,028	2,088	1,048	498	—	464	691	215	27	16,003
Non-controlling interest—in operating subsidiaries and preferred unitholders	602	417	396	3,082	75	891	—	302	644	60	1	6,470
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(50)	407	332	959	23	28	240	19	35	11	8	2,012
Net investment attributable to limited partners and general partner	$472	$1,012	$826	$2,377	$56	$(525)	$596	$47	$86	$27	$18	$4,992

2016
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD	Total
Assets:
Current assets	$849	$214	$127	$42	$102	$18	$—	$55	$127	$52	$46	$1,632
Non-current assets	3,744	5,542	3,739	1,895	1,070	677	718	700	1,260	265	33	19,643
	$4,593	$5,756	$3,866	$1,937	$1,172	$695	$718	$755	$1,387	$317	$79	$21,275
Liabilities:
Current liabilities	$833	$206	$262	$23	$50	$35	$—	$27	$27	$36	$16	$1,515
Non-current liabilities	1,636	3,764	2,243	—	941	309	—	369	636	186	32	10,116
	2,469	3,970	2,505	23	991	344	—	396	663	222	48	11,631
Non-controlling interest—in operating subsidiaries and preferred unitholders	919	370	333	189	89	261	—	294	610	58	23	3,146
Non-controlling interest—Redeemable Partnership Units held by Brookfield	344	405	294	493	26	26	206	19	33	11	3	1,860
Net investment attributable to limited partners and general partner	$861	$1,011	$734	$1,232	$66	$64	$512	$46	$81	$26	$5	$4,638
The following tables detail Brookfield Infrastructure’s sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:

F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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

	Impact on Net Income
	2018		2017		2016
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$(20)	$20	$(18)	$18	$(2)	$2
USD/EUR	(19)	19	(9)	9	(8)	8
USD/GBP	(11)	11	(3)	3	(6)	6
USD/CLP	(3)	3	1	(1)	—	—
USD/COP	1	(1)	—	—	—	—
USD/BRL	10	(10)	21	(21)	14	(14)
USD/CAD	(2)	2	(1)	1	(1)	1
USD/PEN	—	—	—	—	—	—
USD/INR	(1)	1	—	—	—	—

	Impact on Partnership Capital
	2018		2017		2016
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$—	$—	$—	$—	$—	$—
USD/EUR	—	—	—	—	35	(35)
USD/GBP	—	—	—	—	—	—
USD/CLP	(28)	28	8	(8)	10	(10)
USD/COP	8	(8)	7	(7)	6	(6)
USD/BRL	231	(231)	334	(334)	172	(172)
USD/CAD	—	—	—	—	—	—
USD/PEN	11	(11)	12	(12)	11	(11)
USD/INR	10	(10)	4	(4)	4	(4)

(c)	Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.

Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

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
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

US$ MILLIONS	2018	2017
Partnership Capital	$14,668	$13,474
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(7,303)	(5,875)
Deficit	1,228	1,366
Accumulated other comprehensive income	(328)	(1,257)
Ownership changes	(109)	(109)
Invested Capital	$8,156	$7,599

F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

The following table presents the change in Invested Capital during year ended December 31, 2018:

US$ MILLIONS	2018	2017
Opening balance	$7,599	$6,387
Issuance of preferred units, net of repurchases	341	220
Repurchases of limited partnership units and redeemable partnership units, net of issuances	(16)	992
Issuance of Exchange LP Units	232	—
Ending balance	$8,156	$7,599
Weighted Average Invested Capital	$7,858	$6,885

NOTE 36.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Interest paid	$507	$451	$366
Income taxes paid	$427	$132	$33
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2018	2017	2016
Accounts receivable	$176	$(31)	$31
Prepayments and other	5	4	3
Accounts payable and other	(305)	158	11
Changes in non-cash working capital, net	$(124)	$131	$45

NOTE 37.  SUBSEQUENT EVENTS

(a)	Acquisition of DCI Data Centers
On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), for total consideration of $78 million (DCI consortium total of $272 million). The acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing.

Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

On closing, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate the entity effective January 4, 2019. At the date of the acquisition, Brookfield Infrastructure recognized $276 million of total assets, primarily related to property, plant and equipment and goodwill, and $4 million of total liabilities. Non-controlling interest, reflecting the fair value of the portion of the business not acquired by Brookfield Infrastructure, of $194 million was also recognized.
Due to the recent closing of the acquisition, the initial purchase price accounting for the business combination is not available as at the date of issuance of these consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain classes of assets acquired and liabilities assumed and has not disclosed the pro-forma revenue and net income attributable to the partnership as if the acquisition had been effective January 1, 2018.

(b)	Partial disposition of our interest in the Chilean toll road business
On February 7, 2019, Brookfield Infrastructure sold a 17% interest in its Chilean toll road business for total consideration of approximately $195 million. A gain is anticipated to be recognized directly in equity and Brookfield Infrastructure will retain control over the business subsequent to the sale.

F-100 Brookfield Infrastructure