Form 20-F/A
period 2018-12-31
Brookfield Infrastructure Partners L.P.
filed 2019-03-07
CIK 1406234

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes   ☒ No

EXPLANATORY NOTE

Brookfield Infrastructure Partners L.P. (the “registrant”) is filing this Amendment No. 1 (this “Amendment No. 1”) to amend its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”) as filed with the U.S. Securities and Exchange Commission on February 28, 2019. The registrant is filing this Amendment No. 1 to correct the dates contained in Exhibits 13.1 and 13.2, which are replaced in their entirety with the attached Exhibits 13.1 and 13.2.

This Amendment No. 1 consists solely of a cover page, this explanatory note, Item 19, “Exhibits”, Exhibits 13.1 and 13.2, updated certifications of our principal executive officer and our principal financial officer as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, and a signature page.

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

1.2

Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated February 16, 2018-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed February 16, 2018.

1.3

First Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated September 12, 2018-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 12, 2018.

4.1

Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 16, 2018-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed February 16, 2018.

4.2

First Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated September 12, 2018-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 12, 2018.

4.3

Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.4

Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20-F filed March 28, 2014.

4.5

Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.6

Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

4.7

Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.8

Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.10 to our partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.9

Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.11 to our partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.10

Third Supplemental Indenture dated October 30, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed October 30, 2015.

4.11

Guarantee dated October 30, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed October 30, 2015.

4.12

Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed February 22, 2017.

4.13

Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed February 22, 2017.

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

4.16

Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.16 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

8.1	Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure” of the Annual Report).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.*
15.1

Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20-F-incorporated by reference to Exhibit 15.1 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

101.INS	XBRL Instance Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.
101.SCH	XBRL Taxonomy Extension Schema Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document-incorporated by reference to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

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

Dated: March 6, 2019	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ WILLIAM COX
		Name:	William Cox
		Title:	Director