Form 20-F
period 2019-12-31
Brookfield Infrastructure Partners L.P.
filed 2020-02-28
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2019
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
Jane Sheere
73 Front Street
Hamilton, HM 12, Bermuda
+1-441-294-3309
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BIP; BIP UN	New York Stock Exchange; Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
293,528,515 Limited Partnership Units as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities (each as defined below). All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:

•	“BIPC” are to Brookfield Infrastructure Corporation;

•	“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than us;

•	“Brookfield Accounts” are to Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	our “current operations” are to the businesses in which we hold an interest as described in Item 4.B “Business Overview”;

•
our “data infrastructure operations” are to our interest in our data distribution businesses in Asia-Pacific and Europe and data storage operations in North and South America, Europe and the Asia Pacific, as described in Item 4.B “Business Overview—Our Operations—Data Infrastructure—Overview”;

•
our “energy operations” are to our interest in gas transmission operations in North America and India, North American midstream energy and natural gas storage operations in the United States and Canada, North American district energy operations in the United States and Canada, as described in Item 4.B “Business Overview—Our Operations—Energy—Overview”;

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

Brookfield Infrastructure 1

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

•	“Merger Transaction” are to our acquisition of the ownership interests in Prime that were not already held by us, which was completed on December 8, 2010;

•	“Oaktree” are to Oaktree Capital Group, LLC together with its affiliates;

•	“Oaktree Accounts” are to Oaktree-managed funds and accounts;

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

2 Brookfield Infrastructure

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

•
“Special Distribution” are to the distribution to existing unitholders, by way of special distribution, of class A subordinate voting shares of a newly-formed subsidiary, Brookfield Infrastructure Corporation as described in Item 4.A “History and Development of Brookfield Infrastructure-Recent Developments”;

•
our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, port operations in the United States, the U.K., Australia, and New Zealand, toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;

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

Brookfield Infrastructure 3

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

•
our “utilities operations” refer to our interests in an Australian regulated terminal operation, South American electricity transmission operations in Brazil and natural gas distribution operation in Colombia, European regulated distribution operation in the U.K. and South American natural gas transmission operation, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and

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

4 Brookfield Infrastructure

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

•	pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;

•	deployment of capital for our committed backlog and other projects we are pursuing may be delayed, curtailed or redirected altogether;

•	acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

•	foreign currency risk and risk management activities;

•	increasing political uncertainty, which may impact our ability to expand in certain markets;

•	general economic conditions and risks relating to the economy;

•	commodity risks;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	availability and cost of credit;

•	government policy and legislation change;

•	exposure to uninsurable losses and force majeure events;

•	infrastructure operations may require substantial capital expenditures;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	exposure to occupational health and safety related accidents;

•	exposure to increased economic regulation and adverse regulatory decisions;

•	exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•	high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;

Brookfield Infrastructure 5

•	First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;

•	the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

•	our ability to renew existing contracts and win additional contracts with existing or potential customers;

•	timing and price for the completion of unfinished projects;

•	some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•	our infrastructure business is at risk of becoming involved in disputes and possible litigation;

•	some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress, which creates uncertainties;

•	actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;

•	reliance on technology and exposure to cyber-security attacks;

•	customers may default on their obligations;

•	reliance on tolling and revenue collection systems;

•	our ability to finance our operations due to the status of the capital markets;

•	changes in our credit ratings;

•	our operations may suffer a loss from fraud, bribery, corruption or other illegal acts;

•	some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses;

•	Brookfield’s influence over our partnership and our partnership’s dependence on the Service Provider;

•	the lack of an obligation of Brookfield to source acquisition opportunities for us;

•	our dependence on Brookfield and its professionals;

•
the role and ownership of Brookfield in our partnership and in Holding LP may change and interests in our General Partner may be transferred to a third party without unitholder or preferred unitholder consent;

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

6 Brookfield Infrastructure

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

Brookfield Infrastructure 7

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
To measure performance, we focus on net income, a measure under the International Financial Reporting Standards (“IFRS”), as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”), adjusted earnings (“Adjusted Earnings”), and invested capital (“Invested Capital”), along with other measures.
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

8 Brookfield Infrastructure

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
Proportionate Debt
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings, Invested Capital, and proportionate debt, as well as a reconciliation of net income to these performance measures, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Brookfield Infrastructure 9

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    SELECTED FINANCIAL DATA
The following table presents financial data for Brookfield Infrastructure as of and for the periods indicated:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	For the year ended December 31,
Statements of Operating Results	2019	2018	2017	2016	2015
Revenue	$6,597	$4,652	$3,535	$2,115	$1,855
Direct operating costs	(3,395)	(2,208)	(1,509)	(1,063)	(798)
General and administrative expenses	(279)	(223)	(239)	(166)	(134)
Depreciation and amortization expense	(1,214)	(801)	(671)	(447)	(375)
Interest expense	(904)	(555)	(428)	(392)	(367)
Share of earnings (losses) from investments in associates and joint ventures	224	(13)	118	248	69
Mark-to-market on hedging items	57	137	(66)	74	83
Gain on sale of associates	—	338	—	—	—
Other (expenses) income	(158)	(157)	7	174	54
Income before income tax	928	1,170	747	543	387
Current income tax expense	(250)	(318)	(106)	(33)	(22)
Deferred income tax (expense) recovery	(28)	(46)	(67)	18	26
Net income	$650	$806	$574	$528	$391
Net income attributable to partnership(1)	233	410	125	487	301
Net income (loss) per limited partnership unit (basic and diluted)(2)	0.07	0.59	(0.04)	1.13	0.69
Funds from Operations (FFO)(3)	1,384	1,231	1,170	944	808
Per unit FFO(4)	3.40	3.11	3.11	2.72	2.39
Adjusted Funds from Operations (AFFO)(5)	1,096	982	941	771	672
Adjusted EBITDA(6)	1,891	1,613	1,564	1,322	1,177
Adjusted Earnings(7)	591	509	569	505	464
Adjusted Earnings per unit(4)	1.44	1.29	1.51	1.45	1.38
Per unit distributions	2.01	1.88	1.74	1.55	1.41

(1)
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.

(2)	During the year ended December 31, 2019, on average there were 285.6 million limited partnership units outstanding (2018: 276.9 million, 2017: 264.6 million, 2016: 244.7 million, 2015: 238.9 million).

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

(4)
During the year ended December 31, 2019, on average there were 407.6 million units outstanding (2018: 395.4 million, 2017: 376.8 million, 2016: 347.2 million, 2015: 337.4 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

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

US$ MILLIONS	As of December 31,
Statements of Financial Position Key Metrics	2019	2018	2017	2016	2015
Cash and cash equivalents	$827	$540	$374	$786	$199
Total assets	56,308	36,580	29,477	21,275	17,735
Corporate borrowings	2,475	1,993	2,101	1,002	1,380
Non-recourse borrowings	18,544	13,113	8,063	7,324	5,852
Partnership Capital	22,177	14,668	13,474	9,644	7,176

Brookfield Infrastructure 11

Net income is the most directly comparable IFRS measure to FFO and AFFO. The following table reconciles net income to FFO and AFFO.

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2019	2018	2017	2016	2015
Net income	$650	$806	$574	$528	$391
Add back or deduct the following:
Depreciation and amortization	1,214	801	671	447	375
Share of (earnings) losses from investments in associates and joint ventures	(224)	13	(118)	(248)	(69)
FFO contribution from investments in associates and joint ventures	591	546	584	454	341
Income tax expense (recovery)	278	364	173	15	(4)
Mark-to-market on hedging items and other	101	20	59	(248)	(137)
Gain on sale of associates	—	(338)	—	—	—
Other (expense) income	(28)	(34)	(61)	95	36
Consolidated Funds from Operations	2,582	2,178	1,882	1,043	933
FFO attributable to non-controlling interests	(1,198)	(947)	(712)	(99)	(125)
FFO	1,384	1,231	1,170	944	808
Maintenance capital expenditures	(288)	(249)	(229)	(173)	(136)
AFFO	$1,096	$982	$941	$771	$672

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
For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K.; and the devaluation and volatility of global stock markets could materially impact the valuation of our units and preferred units. Furthermore, major health issues and pandemics, such as the coronavirus that has impacted China’s population, commerce and travel and has spread to other countries, may adversely affect trade and global and local economies. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on our business. Any one of these factors could have a material adverse effect on our business, financial condition and results of operations. If such increased levels of volatility and market turmoil were to continue, our operations and the trading price of our units and preferred units may be further adversely impacted.
In addition, we may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future.

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
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, changes in the materials used in construction may reduce the demand for thermal coal and iron ore. Our data infrastructure operations rely for their continued viability on the ongoing demand for tower infrastructure and data storage facilities, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

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
Our acquisitions, dispositions and other transactions are subject to a number of closing conditions, including, as applicable, security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our control and may not be satisfied. In particular, many jurisdictions in which we seek to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our units may significantly decline and we may not be able to achieve the expected benefits of the transactions. Although we expect to generate significant net proceeds from asset sales in the next 12 to 18 months, we can provide no assurance that those sales will be completed on the anticipated time frame, or at all.

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
We currently have approximately $1.5 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $2.2 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.

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
Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative or market practices over which we have no control such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including changes to the administration of the London Inter-bank Offered Rate (“LIBOR”); currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities are located or conduct business or the countries in which the customers of our operating entities are located or conduct business or both. For example, in December 2019, the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels issued a draft tariff to update the tariff for gas distribution without a change in methodology. We are in discussion with the regulator which is aimed at ensuring fair remuneration, but there is no assurance that this matter will be resolved to our satisfaction and any material adverse change in the tariff for gas distribution could have a materially adverse effect on the business, financial condition and results of this operation.
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
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating entities. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. Similarly, the withdrawal of the U.K. from the European Union in January 2020 may contribute to further global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the U.K. and the European Union, which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe and have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to natural disasters, weather events, uninsurable losses and force majeure events.

Brookfield Infrastructure 19

Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars, epidemics and labor strikes. The assets of our infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.
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

20 Brookfield Infrastructure

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
Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, a 2010 regulatory action taken by the Federal Energy Regulatory Commission (“FERC”) saw a significant reduction in annual cash flow expectations of our North American gas transmission operations. Similar periodic regulatory resets resulting in a decline in annual cash flows have occurred at our Australian coal terminal and our Texas electricity transmission operation in 2016 and 2018, respectively.

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
Our computer systems may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. Further, the operating equipment used by our assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.

26 Brookfield Infrastructure

A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance.
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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated gas transmission operation during 2019. As this accounts for a majority of its cash flow, our Brazilian regulated gas transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our rail business is party to several commercial track access agreements to provide access to our rail network for the haulage of commodities. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
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
Our financing strategy involves both the issuance of partnership level equity and the issuance of corporate debt. For example, in September 2018, we raised C$500 million of gross proceeds through the issuance of medium term notes and C$250 million of gross proceeds through the issuance of Series 11 Preferred Units in Canada. In July 2019, we issued 13,529,750 units at $42.50 per unit in the United States and Canada, together with 6,128,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement. In October 2019, we raised C$500 million of gross proceeds through the issuance of medium term notes.
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
We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which Brookfield Infrastructure operates, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that may result in other reporting losses.
As a consequence of Brookfield Infrastructure’s role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or Brookfield Infrastructure may have controlling or influential positions in these companies.

Brookfield Infrastructure 29

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

30 Brookfield Infrastructure

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

Brookfield Infrastructure 31

The role and ownership of Brookfield may change and the control of our General Partner may be transferred to a third party without unitholder or preferred unitholder consent.
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our partnership or in the Holding LP, , and Brookfield may sell the units or Redeemable Partnership Units that it holds in our partnership or the Holding LP, respectively. Our General Partner may also transfer its general partnership interest in our partnership to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders or preferred unitholders. In addition, Brookfield may sell or transfer all or part of its interests in the Service Provider or in our General Partner, in each case, without the approval of our unitholders, which could result in changes to the management of our partnership and its current growth strategy. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, we cannot predict with any certainty the effect that changes in the ownership of Brookfield would have on the trading price of our units and preferred units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our partnership. As a result, the future of our partnership would be uncertain and our business, financial condition and results of operations may suffer.
Brookfield’s ownership position of our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
Brookfield beneficially owns, directly or indirectly, approximately 29.4% of our units, assuming exchange of 121,952,992 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” In addition, Brookfield owns approximately 0.4% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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

32 Brookfield Infrastructure

Brookfield may also purchase additional units of our partnership in the open market or pursuant to private placement. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 6,128,000 Redeemable Partnership Units in connection with our July 2019 offering. See Item 5.B “Liquidity and Capital Resources—Partnership Capital.”
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

Brookfield Infrastructure 33

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
Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.
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

34 Brookfield Infrastructure

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
Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units and the Redeemable Partnership Units, it has an effective economic interest in our partnership of approximately 29.4% and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

Brookfield Infrastructure 35

Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our partnership and the operating entities, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our partnership and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our partnership and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our partnership and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our partnership and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.

36 Brookfield Infrastructure

Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our partnership and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our partnership, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.
Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and Oaktree may decide, at any time and without notice to our partnership or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our partnership and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our partnership and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our partnership and/or Brookfield Accounts that we are invested in.
The breach or failure of our information barriers could result in our partnership obtaining material non-public information, which may restrict our partnership from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties-Oaktree”.

Brookfield Infrastructure 37

Our arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of most of our arrangements with Brookfield were effectively determined by Brookfield in the context of the spin-off. While our General Partner’s independent directors are aware of the terms of these arrangements and have approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. Under our Limited Partnership Agreement, persons who acquire our units or preferred units and their transferees will be deemed to have agreed that none of those arrangements constitutes a breach of any duty that may be owed to them under our Limited Partnership Agreement or any duty stated or implied by law or equity. See Item 10.B “Memorandum and Articles of Association—Description of our Units, Preferred Units, and our Limited Partnership Agreement”.
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

38 Brookfield Infrastructure

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

Brookfield Infrastructure 39

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

40 Brookfield Infrastructure

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last ten years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Immediately following completion of the Special Distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, it is anticipated that our partnership’s regular quarterly distribution per unit will be reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, will remain approximately the same as it would have been had the Special Distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure-Overview”. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of our units, preferred units or securities exchangeable into our units, or the exchange of Exchange LP Units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in July 2019, we issued 13,529,750 units in a public offering in the United States and Canada, together with an additional 6,128,000 Redeemable Partnership Units to Brookfield in a concurrent private placement. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.

Brookfield Infrastructure 41

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

42 Brookfield Infrastructure

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 29.4% as a result of ownership of our units and the Redeemable Partnership Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have a conflicts protocol in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units and preferred units.
As a public partnership, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units and preferred units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Brookfield Infrastructure 43

Risks Relating to Our Units and Preferred Units
Our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership.
Under our Limited Partnership Agreement, our unitholders and preferred unitholders are not entitled to vote on matters relating to our partnership, such as acquisitions, dispositions or financing, or to participate in the management or control of our partnership. In particular, our unitholders and preferred unitholders do not have the right to remove our General Partner, to cause our General Partner to withdraw from our partnership, to cause a new general partner to be admitted to our partnership, to appoint new directors to our General Partner’s board of directors, to remove existing directors from our General Partner’s board of directors or to prevent a change of control of our General Partner. In addition, except for certain fundamental matters and as prescribed by applicable laws, our unitholders’ and preferred unitholders’ consent rights apply only with respect to certain amendments to our Limited Partnership Agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our partnership, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of our partnership. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our partnership and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. Unitholders and preferred unitholders only have a right to vote under limited circumstances as described in Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement.”
The market price of our units and preferred units may be volatile.
The market price of our units and preferred units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; market prices of other securities; our strategic actions and changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; changes in stock market analyst recommendations or earnings estimates regarding our units or the securities of other issuers that are comparable to our partnership or are in the industries that our operating entities serve; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of our units, preferred units or securities exchangeable for our units; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units.

44 Brookfield Infrastructure

We may need additional funds in the future and we may issue additional units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares) in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders and preferred unitholders.
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

Brookfield Infrastructure 45

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
The amount of cash we can distribute to our unitholders depends upon the amount of cash we receive from the Holding LP and, indirectly, the Holding Entities and the operating entities. The amount of cash the Holding LP, the Holding Entities and the operating entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our unitholders. Furthermore, unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of the Holding LP, the Holding Entities and the operating entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our units during periods when we record net losses. Immediately following completion of the Special Distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, it is anticipated that our partnership’s regular quarterly distribution per unit will be reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, will remain approximately the same as it would have been had the Special Distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure-Overview”.

46 Brookfield Infrastructure

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

Brookfield Infrastructure 47

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

48 Brookfield Infrastructure

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

Brookfield Infrastructure 49

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

50 Brookfield Infrastructure

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

Brookfield Infrastructure 51

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

52 Brookfield Infrastructure

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

Brookfield Infrastructure 53

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

54 Brookfield Infrastructure

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

Brookfield Infrastructure 55

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

56 Brookfield Infrastructure

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

Brookfield Infrastructure 57

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

58 Brookfield Infrastructure

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

Brookfield Infrastructure 59

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
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Europe and Asia Pacific. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield owns an approximate 29.4% interest in our partnership assuming exchange of the Redeemable Partnership Units.
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
On February 7, 2020, the board of directors of our General Partner approved a 7% increase in our annual distribution to $2.15 per unit, or $0.5375 per unit quarterly. Distributions have grown at a compound annual growth rate of 10% since inception of our partnership in 2008. We target a 5% to 9% annual distribution growth in light of the growth that we foresee in our operations. Immediately following completion of the Special Distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, it is anticipated that our partnership’s regular quarterly distribution per unit will be reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, will remain approximately the same as it would have been had the Special Distribution never been made. We intend to review our distribution per unit in the first quarter of each year in the normal course. Please refer to Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure—Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations”.
The U.S. Securities and Exchange Commission (the “SEC”) maintains an Internet site that contains reports, proxy and information statements, and other information relating to Brookfield Infrastructure. The site is located at http://www.sec.gov. Similar information can also be found at https://bip.brookfield.com. The information on our website is not part of this annual report.
History and Development of our Business
Our partnership, Brookfield Infrastructure Partners L.P., is a Bermuda exempted limited partnership that was established on May 21, 2007 under the provisions of the Bermuda Exempted Partnership Act of 1992 (“Bermuda Exempted Partnerships Act”) and the Bermuda Limited Partnership Act. Our registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda and our telephone number at this address is +1-441-294-3309. Our partnership was spun-off from Brookfield on January 31, 2008.

Brookfield Infrastructure 61

Recent Developments
Brookfield Infrastructure Corporation
On September 25, 2019, our partnership announced that it intends to distribute to its existing unitholders, by way of special distribution, Class A exchangeable subordinate voting shares (“exchangeable shares”) of a newly-formed subsidiary, BIPC. Our partnership’s existing unitholders are expected to receive one exchangeable share for every nine units pursuant to the Special Distribution. Each exchangeable share will be structured with the intention of providing an economic return equivalent to one unit, including identical dividends on a per share basis to the distributions paid on each unit. Each exchangeable share of BIPC will be exchangeable, at the BIPC shareholder’s option, for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent. Following completion of the Special Distribution, the aggregate quarterly distributions and dividends from our partnership and BIPC will approximately correspond to the quarterly distributions made on units as if the Special Distribution did not take place.
Upon completion of the Special Distribution, it is anticipated that the share capital of BIPC will comprise of exchangeable shares, class B multiple voting shares (“class B shares”) and class C non-voting shares (“class C shares”). The exchangeable shares and class B shares are expected to control 25% and 75%, respectively, of the aggregate voting rights of the shares of BIPC. Brookfield Asset Management is expected to hold approximately 29.6% of the exchangeable shares, which would be approximately equivalent to its effective ownership of units, and our partnership will own all of the class B shares and class C shares.
BIPC has applied to list its exchangeable shares in the United States on the NYSE and in Canada on the TSX. The NYSE has conditionally authorized BIPC to list its exchangeable shares in the United States on the NYSE and the TSX has conditionally approved the listing of the exchangeable shares in Canada on the TSX. The listing of the exchangeable shares on the NYSE and the TSX will be subject to BIPC fulfilling all of the listing requirements of the NYSE and TSX. Subject to the receipt of normal course regulatory approvals, our partnership anticipates completing the special distribution in the first half of 2020.

62 Brookfield Infrastructure

The following table outlines the formative events in the history and development of our business. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

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
In conjunction with the spin-off, Brookfield contributed to us the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our Chilean electricity transmission operation; (iv) 7%-18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.

January 2008	Corporate:	On January 31, 2008, our partnership was spun off from Brookfield and our units began trading on the NYSE under the symbol “BIP”.
November 2008	Timber:
On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.

January 2009	Utilities:
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

June 2009	Utilities:
On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value.

Brookfield Infrastructure 63

Date	Segment	Event

September 2009	Corporate:	On September 10, 2009, our partnership’s units commenced trading on the TSX under the symbol “BIP.UN”.
November 2009	Corporate:
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
On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit under its shelf registrations in the United States and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail operation, including the pay down of our corporate credit facility, which had been primarily drawn to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.

64 Brookfield Infrastructure

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

Brookfield Infrastructure 65

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

66 Brookfield Infrastructure

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

Brookfield Infrastructure 67

Date	Segment	Event

August 2014	Corporate:
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

68 Brookfield Infrastructure

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

Brookfield Infrastructure 69

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

June 2016	Corporate:	On June 17, 2016, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2021.

70 Brookfield Infrastructure

Date	Segment	Event

June 2016	Transport:
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

Brookfield Infrastructure 71

Date	Segment	Event

September 2016	Utilities:
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
On April 4, 2017, Brookfield Infrastructure acquired an effective 28% interest in NTS, a system of natural gas transmission assets in the southeast of Brazil, for $1.6 billion. $1.3 billion was due on closing and the balance payable on the fifth anniversary of closing.

April 2017	Corporate:
On April 17, 2017, our partnership completed a C$400 million corporate bond issuance through a public offering in Canada. Proceeds were used for investment opportunities, working capital and other general corporate purposes and to partially refinance indebtedness that matured in October 2017.

May 2017	Energy:	On May 31, 2017, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $200 million into the business to pay down operating level debt.

72 Brookfield Infrastructure

Date	Segment	Event

September 2017	Corporate:
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

Brookfield Infrastructure 73

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

June 2018	Utilities:	On June 1, 2018, Brookfield Infrastructure acquired an effective 16% interest in Gas Natural S.A. ESP (“GN”), a Colombian natural gas distribution business for $150 million.
July 2018	Energy:
On July 4, 2018, Brookfield Infrastructure, alongside institutional partners, agreed to acquire Enbridge Inc.’s Western Canadian natural gas gathering and processing business for total consideration of approximately $3.3 billion (Brookfield Infrastructure’s share of equity, approximately $540 million).

September 2018	Transport:
On September 7, 2018, Brookfield Infrastructure expanded its toll road operations through the acquisition of an effective 29% interest in Simhapuri Expressway Ltd, a toll road business in India, for total consideration of $53 million. Subsequently, on November 5, 2018, Brookfield Infrastructure acquired an effective 26% interest in Rayalseema Expressway Private Limited, a second toll road business in India, for total consideration of $5 million.

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
On October 1, 2018, Brookfield Infrastructure acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for $281 million. Under Brookfield Infrastructure’s ownership, the business was renamed NorthRiver Midstream Inc.

October 2018	Energy:
On October 16, 2018, Brookfield Infrastructure acquired an effective 30% interest in Enercare Inc. (“Enercare”), a North American residential energy infrastructure business, for $427 million. As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 Exchange LP Units to be issued by Exchange LP for each share of Enercare.
$232 million of Exchange LP Units, or 5.7 million Exchange LP Units were issued by Exchange LP. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.

October 2018	Corporate:	On October 30, 2018, our partnership repaid C$125 million of medium term notes issued in 2015.

74 Brookfield Infrastructure

Date	Segment	Event

December 2018	Data Infrastructure:	On December 31, 2018, Brookfield Infrastructure acquired an effective 29% interest in AT&T’s large-scale, multi-tenant data center portfolio for approximately $165 million.
January 2019	Data Infrastructure:	On January 4, 2019, Brookfield Infrastructure acquired an effective 29% interest in DCI Data Centers, an Australian data storage business, for approximately $50 million.
February 2019	Corporate:
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
On February 7, 2019, Brookfield Infrastructure completed the sale of one third of its interest (approximately 17%) in its Chilean toll roads business for total consideration of approximately $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million.

March 2019	Energy:	On March 22, 2019, Brookfield Infrastructure acquired an effective 24% interest in an Indian cross-country gas pipeline for total consideration of approximately $225 million.
March 2019	Data Infrastructure:
On March 29, 2019, Brookfield Infrastructure acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.

April 2019	Utilities:
On April 12, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Esperanza Transmissora de Energia S.A. (“Esperanza”) for approximately $10 million. Esperanza owns and operates approximately 500 kilometers of electricity transmission lines in Brazil.

June 2019	Transport:	On June 25, 2019, Brookfield Infrastructure closed the sale of its 40% interest in its European port business for net proceeds of approximately $135 million.
July 2019	Corporate:
On July 17, 2019, our partnership issued 13,529,750 units at an offering price of $42.50 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 6,128,000 Redeemable Partnership Units at the offering price, net of commissions. Gross proceeds from this equity offering totaled approximately $825 million ($801 million net of issuance costs). Net proceeds were used primarily to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.

July 2019	Data Infrastructure:	On July 31, 2019, Brookfield Infrastructure acquired an approximate 12% interest in a New Zealand integrated data provider for approximately $175 million.
August 2019	Utilities:
On August 8, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Odoya Transmissora de Energia S.A (“Odoya”) for approximately
$10 million. Odoya owns and operates approximately 300 kilometers of electricity transmission lines in Brazil.

Brookfield Infrastructure 75

Date	Segment	Event

September 2019	Corporate:
On September 25, 2019, our partnership announced that it intends to distribute to existing unitholders, by way of special distribution, exchangeable shares. See Item 4.A “History and Development of Brookfield Infrastructure - Recent Developments” for more detail.

October 2019	Corporate:
On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4%. On November 6, 2019, a portion of the net proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.

October 2019	Utilities:
On October 7, 2019 and October 21, 2019, Brookfield Infrastructure acquired a 13% interest in Ramones II Norte and an 11% interest in Ramones II Sur, respectively (collectively, a regulated natural gas transmission business in Mexico) for approximately $140 million.

November 2019	Energy:	In November 2019, Brookfield Infrastructure completed the sale of its wholly-owned district energy business in Australia for total consideration of approximately $275 million.
December 2019	Data Infrastructure:
In December 2019, Brookfield Infrastructure agreed to acquire a telecom tower business in India from a wholly-owned subsidiary of Reliance Industries Limited. We currently anticipate the partnership will acquire a 10% interest for approximately $375 million. We expect to complete this acquisition in 2020, subject to the satisfaction of customary closing conditions.

December 2019	Data Infrastructure:
On December 19, 2019, Brookfield Infrastructure acquired an effective 25% interest in Wireless Infrastructure Group Limited, a U.K. telecom towers operation, for total consideration of approximately $140 million.

December 2019	Utilities:
On December 19, 2019, Brookfield Infrastructure agreed to sell its 11% interest in a Texas electricity transmission operation for total consideration of approximately $65 million. The transaction is expected to close in mid-2020, subject to the satisfaction of customary closing conditions.

December 2019	Data Infrastructure:
On December 23, 2019, Brookfield Infrastructure agreed to acquire an approximate 29% interest in Cincinnati Bell Inc. (“CBB”), which delivers integrated communications solutions to residential and business customers over its fiber-optic and copper networks in the U.S., for approximately $480 million. We expect to close this transaction in late 2020, assuming completion of all conditions precedent, including the requisite shareholder and regulatory approvals.

December 2019	Transport:
On December 30, 2019, Brookfield Infrastructure acquired an effective 9% interest of Genesee & Wyoming Inc.(“G&W”), a rail business based primarily in the U.S., in a take-private transaction, for approximately $500 million. Subsequent to year end, on February 15, 2020, Brookfield Infrastructure completed the sale of the Australian operations of G&W for no gain or loss.

December 2019	Energy:
On December 31, 2019, Brookfield Infrastructure acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for approximately $245 million.

January 2020	Utilities:	On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.

76 Brookfield Infrastructure

Date	Segment	Event

February 2020	Transport:	On February 6, 2020, Brookfield Infrastructure sold a further 17% interest in its Chilean toll road business for total consideration of approximately $170 million.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, “Liquidity and Capital Resources—Capital Reinvestment” and Note 31, “Contractual Commitments” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 77

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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Regulated Distribution • Regulated Terminal	• North & South America • Europe & South America • Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail • Toll Roads • Ports	• North & South America, Asia Pacific • Asia Pacific & South America • Europe, North America & Asia Pacific

Energy
Systems that provide energy transmission, gathering, processing and storage services	• Natural Gas Midstream • Distributed Energy	• North America & Asia Pacific • North America & Asia Pacific

Data Infrastructure
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution • Data Storage	• Europe & Asia Pacific • North & South America, Asia Pacific

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

78 Brookfield Infrastructure

Overview
Our utilities segment is comprised of businesses from which we earn a regulated return. These include regulated transmission (natural gas and electricity), regulated distribution (electricity and natural gas connections), and a regulated terminal. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Brookfield Infrastructure 79

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,700 kilometers of natural gas pipelines in North and South America

•
Approximately 2,200 kilometers of operating transmission lines in North and South America along with an additional 3,600 kilometers of greenfield electricity transmission under development in South America

Regulated Distribution

•	Approximately 6.6 million connections, predominantly electricity and natural gas, and approximately 1.3 million acquired smart meters
Regulated Terminal

•	Australian-based terminal forming a critical component of the global steel production supply chain
Regulated Transmission
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 10 years. These assets operate as authorizations that expire between 2039 and 2041.
Our regulated gas transmission business in Mexico operates nearly 740 kilometers of pipeline which connects low-cost supply basins in the United States to the key gas demand region of Mexico. The total capacity of 1.43 billion cubic feet (“Bcf”) is fully contracted under long-term take-or-pay agreements with no contractual exposure to variability in usage.
Our regulated electricity transmission operations are comprised of approximately 2,200 kilometers of operating electricity transmission lines in North and South America. Our North American electricity transmission operations consist of approximately 600 kilometers of 345 kilovolt (“kV”) transmission lines in Texas. Our South American electricity transmission system is comprised of approximately 1,300 kilometers of 500 kV and 300 kilometers of 230 kV transmission lines in Brazil. We recently signed an agreement to sell our North American regulated electricity transmission business, which we expect to close in mid-2020, subject to the satisfaction of customary closing conditions.
We have already invested $213 million in greenfield transmission development in Brazil and expect to further invest $184 million. 1,600 kilometers of greenfield transmission have been commissioned to date, with an additional 3,600 kilometers to be commissioned over the next three years, in projects that were recently awarded to us under government auctions. These are attractive 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.

80 Brookfield Infrastructure

Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In North America, our electricity transmission lines facilitate the delivery of wind power to population centers as part of Texas’ competitive renewable energy zone program. Additionally, our regulated gas transmission business in Mexico transports low-cost supply from the United States to key demand regions in central Mexico. In Brazil, our lines under development are located in the northeast and center east including in the states of Bahia, Ceará, Rio Grande do Norte, Piauí, Paraiba, Minas Gerais, and Rio Grande do Sul. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to population centers in the South. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo’s growing supply regions.
All of our regulated transmission operations benefit from stable long-term cash flows. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements that have an average remaining life of 10 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted gas transportation agreements that have an average remaining life of 22 years. Our North American electricity transmission operations have a broad customer base with revenues assessed on system-wide demand and collected on a state-wide basis, mitigating our volume and credit risk. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction under 30-year concession agreements which expire between 2044 and 2047.
Regulatory Environment
All of our regulated transmission operations are located in regions with stable regulatory environments. In Brazil, electricity transmission is regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). Transmission lines are auctioned by ANEEL, which grants the right to construct, maintain and operate the transmission lines under a concession agreement. Concessions are awarded for a period of 30 years based on the lowest regulated revenue (“RAP”) bid by the market. RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital. The natural gas transmission industry in the country is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operate as authorizations that expire between 2039 and 2041, upon which the assets will revert back to the government.
Our regulated gas transmission business in Mexico is regulated by Mexico’s Energy Regulatory Commission, which is responsible for approving long-term take-or-pay levelized tariffs, subject to reviews every five years. Levelized tariffs are calculated on the approved asset base, which is equal to the historic cost of the system’s assets, using an inflation adjusted regulatory WACC, including a fixed return on equity and adjusted during tariff reviews for actual capital structure and cost of debt. Under this regulation, our operating revenues do not fluctuate with usage of our system.

Brookfield Infrastructure 81

Our North American electricity transmission business operates under a historical cost of service regulatory regime overseen by the Public Utility Commission of Texas. Our North American electricity transmission business is allowed to earn a 9.6% return on equity which is deemed to be 40% of our rate base. Our rate base is equal to the historic cost of the system’s assets plus any capital expenditures less depreciation and other deductibles. Our operating revenues do not fluctuate with usage of our system but do fluctuate annually based on total system peak annual electric loads, which are measured by the Electric Reliability Council of Texas, a not-for-profit corporate entity that is responsible for the day to day operation of Texas’ electrical system.
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
Generation in Texas is expected to be developed in the western area of the state which is away from population centers in the east. In addition, strong economic growth and an aging infrastructure will drive the need for further expansions and upgrades of the existing transmission system. We are favorably positioned to take advantage of these opportunities due to our geographical location in west Texas, as well as our incumbent status. As noted above, we expect to complete the sale of this business in mid-2020, subject to the satisfaction of customary closing conditions.
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
Regulated Distribution
Our regulated distribution operations have approximately 6.6 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.4 million connections. In South America, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 88% of the total system rate base with the remaining 12% located across various municipalities. On January 14, 2020, we completed the sale of our regulated distribution operations in Colombia.
Strategic Position
Our regulated distribution operations are critical to the markets in which they are located. In the U.K., our system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our Colombian natural gas distribution business provides reliable power to approximately 3.2 million customers.
Our regulated distribution operations generate stable cash flow in the geographies in which we operate. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and business users. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 23,000 kilometers.

82 Brookfield Infrastructure

Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.
Our South American natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. Our rates are determined during tariff reviews which commence every five years. Our annual regulated return is approximately 13% and is adjusted by an inflation factor between rate reviews. In December 2019, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels issued a draft tariff to update the tariff for gas distribution without a change in methodology. We are in discussion with the regulator which is aimed at ensuring fair remuneration, but there is no assurance that this matter will be resolved to our satisfaction and any material adverse change in the tariff for gas distribution could have a materially adverse effect on the business, financial condition and results of this operation.

Growth Opportunities
We believe that our regulated distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. operations are expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the establishment of new product offerings such as water and district energy, which will increase our bundled service offering to new and existing customers. In addition, we continue to benefit from participation in the U.K. smart meter roll out program as we adopted approximately 230,000 smart meters from U.K. energy retailers in 2019, bringing our total adopted meters to 1.3 million to date. We believe we have the opportunity to bring the total portfolio to 3.0 million meters based on our existing agreements. In South America, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.1 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. There are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, the unregulated market presents various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
Regulated Terminal
Our regulated terminal operation comprises inloading, stockyard and outloading facilities that primarily handles metallurgical coal mined in the central Bowen Basin region of Queensland, Australia. Our terminal forms an essential component in the global steel production supply chain.

Brookfield Infrastructure 83

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
Strategic Position
The Bowen Basin is a high quality, low cost, prolific series of metallurgical coal deposits, where there are few cost-efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our regulated terminal operation is substantially contracted through 2023. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions, we expect them to exercise renewal options for most of our regulated terminal operation’s contracted capacity.
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
Growth Opportunities
Over the past 30 years, our terminal’s capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. We believe potential exists to further grow our operations to facilitate future mine expansions in the Bowen Basin. Our coal terminal has completed feasibility studies which show the viability of a further expansion within the terminal precinct which could increase capacity to approximately 100 mtpa, with potential for further expansion.

84 Brookfield Infrastructure

Overview
Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee or for services provided. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our transport segment is comprised of the following:
Rail

•	116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe

•	Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads

•	Approximately 4,000 kilometers of motorways in Brazil, Chile, Peru and India

Ports

•	13 terminals in North America, U.K., and Australia
Rail
Our North American rail network is comprised of over 22,000 kilometers of owned and leased rail infrastructure and approximately 5,000 kilometers of track that we operate through various rights agreements. The rail infrastructure provides essential transportation infrastructure services predominantly in North America. The business also owns the largest rail maritime intermodal operator and the second-largest freight rail provider in the United Kingdom. Our North American rail revenues are derived from the haulage of freight by rail based on a per car, per container or per ton basis. Additional revenue is earned from port terminal railroad operations and industrial switching. While our railroads are predominately focused on freight service, certain of our railroads also host or operate passenger operations.

Brookfield Infrastructure 85

Our Australian rail network is comprised of over 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 30 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometers of track. Our Brazil rail operates under a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately seven years (with an option to renew for 30 years) and 18 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Strategic Position
Our North American rail operations span 42 U.S. states and four Canadian provinces and serve over 2,000 customers, with none comprising more than 3% of the operations’ revenue. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with no concentration greater than 15% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 8 customers contributing approximately 88% of the operations’ revenue, through long dated track access contracts.
Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil’s center-north, center-east and center-southeast regions, including the most important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.
Regulatory Environment
In the United States, our rail operations are subject to regulation by the United States Surface Transportation Board (STB), the Federal Railroad Administration (FRA), and other federal agencies, including the United States Department of Transportation (DOT), the Occupational Safety and Health Administration (OSHA), the Pipeline and Hazardous Material Safety Administration (PHMSA), Mine Safety and Health Administration (MSHA), the Transportation Security Administration (TSA), which operates under the Department of Homeland Security (DHS), state departments of transportation, and some state and local regulatory agencies.
We also own rail operations in Canada and the U.K which are both subject to regulation by their respective regulatory agencies.

86 Brookfield Infrastructure

In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator, responsible for the gas, electricity, water and rail industries. For the rail industry, an access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Across the majority of the network, current revenue is well below the regulated ceiling with only one customer contract currently exposed to reduction under this access regime. Our Australian rail network operates its track on an open access basis consistent with the rail access regime and its lease obligations.
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
Growth Opportunities
In North America, our acquisition and investment strategy includes the acquisition or long-term lease of existing railroads, as well as investment in rail equipment and track infrastructure to increase capacity and grow revenues from new and existing customers. We believe that our portfolio of existing railroads provides unique opportunities to make continuous short line railroad acquisitions, due to a higher number of touchpoints with other railroads. In each of our North American railroads, we seek to combine an entrepreneurial drive with local knowledge, excellent customer service and a safety culture that we view as critical to achieving our financial goals.
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
Our Brazilian rail business has successfully completed a R$4 billion capital investment program to upgrade and expand our integrated network. The expansion should allow our rail business to capture volume growth by attracting cargo volumes that were transported by more expensive alternatives such as trucks. The port terminal expansion project located at Latin America’s largest port is in its final phase and we expect it to significantly benefit our rail operations by increasing volumes and improving our strategic position as an integrated logistics provider. Other projects such as the purchase of locomotives and wagons, improvements to rail infrastructure including inland terminals, railway and yards are close to being completed with more investments into further logistical integration to be concluded in the upcoming years.

Brookfield Infrastructure 87

Toll Roads
Our toll road operations are comprised of urban and interurban toll roads in Chile, Brazil, Peru and India. Our Chilean operations include 33 kilometers of free-flowing roads that form a key part of the ring road network of Santiago. Our Brazilian operations comprise of approximately 3,370 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 515 kilometers of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 15 years.
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
Strategic Position
Our Chilean toll road is a key artery in Santiago’s urban road network as it connects the affluent business center of east Santiago with Chile’s international airport, the Ports of Valparaiso and San Antonio, and the north of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods in states of Brazil, which represent approximately 62% of Brazilian GDP. Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India’s most important national highways.
Our toll roads are critical infrastructure for the economies of Chile, Brazil, Peru and India, with few viable alternative routes available. Building new competing routes would be limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.
Regulatory Environment
Our Chilean assets are governed by the Ministerio de Obras Publicas. Chile has an established concession program which has been in place for more than 20 years. To date, 89 concession agreements have been awarded, representing a total investment of approximately $22.1 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation with additional increases in the form of congestion premiums which can be up to three times the base tariff during periods.
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 18 years. As of December 31, 2019, there were 37 motorway concessions in Brazil totaling over 17,100 kilometers. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.

88 Brookfield Infrastructure

The concession for our Peruvian toll roads was granted by the Municipalidad Metropolitana de Lima (“MML”) and is supervised by MML’s municipal arm, Gerencia de Promoción de la Inversión Privada, through Fondo Metropolitano de Inversiones (“Invermet”). Invermet is responsible for overseeing maintenance, conservation, and construction activities. The concession agreement includes tariff increases linked to inflation.
Our Indian assets are governed by the National Highways Authority of India, which has been operational for approximately 30 years and has responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at two of the five toll roads are derived from annuity concession payments, while the other earns revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
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
Ports
Our port operations are located primarily in the U.K., Australia and North America. Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our U.K. port operation, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 40% of our EBITDA is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,200 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 40% of our EBITDA.
Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at over 60 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.4 million Twenty-Foot Equivalent Units (“TEUs”) in 2019, with the storage, handling and logistics businesses handling approximately 18.6 million tonnes of bulk and general cargo, 19.9 million tonnes of forestry products and over 490,000 vehicles per annum.
Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term leases with the Los Angeles and Oakland port authorities. These terminals handled approximately 1.2 million TEUs in 2019. In North America, our revenue is generated from port handling services for container volumes. A portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.

Brookfield Infrastructure 89

Strategic Position
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 175 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from geographic diversification, with operations at over 60 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food and beverage, mining, marine, oil and gas, major retail and resources.
Our North American port operations are located in the ports of Los Angeles and Oakland, the largest and eighth largest ports in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.
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
Regulatory Environment
Our U.K. port operation is unregulated, but its status as the SHA for the River Tees provides the statutory right to collect conservancy tariffs (toll-like dues) payable by ships using the river and the requirement to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultation with users of the river and indexed to inflation. Our North American and Australian port operations conduct business in an unregulated environment.
Growth Opportunities
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our U.K. port operation to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure, has enabled us to attract new energy-related customers, which are investing significant capital to build new plant and equipment on our land. As these new investments are commissioned, our U.K. port operation will benefit from increased cargo handling revenue, property rental income and conservancy fees.
Our North American port operations are well positioned to facilitate future volume growth as a result of increased global shipping activity. Our terminal in Los Angeles is one of the most environmentally friendly, lowest cost and most automated terminals in North America. These attributes, combined with leading truck turnaround times, give our terminal a competitive advantage as it strives to increase its market share. Additionally, our cargo handling equipment used at our Oakland terminal is certified to today’s cleanest emission standard. With an increased focus on green supply chain and use of vessel emission reduction technologies, we believe we are well positioned to facilitate future volume growth.

90 Brookfield Infrastructure

In Australia, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers.
Overview
Our energy segment is comprised of systems that provide natural gas midstream (transmission, gathering and processing) and storage services, as well as distributed energy. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
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
Our energy segment is comprised of the following:
Natural Gas Midstream

•	Approximately 16,500 kilometers of natural gas transmission pipelines in the U.S. and India

•	Approximately 600 Bcf of natural gas storage in the U.S. and Canada

•	19 natural gas processing plants with approximately 3.3 Bcf per day of total gross processing capacity and approximately 3,550 kilometers of gas gathering pipelines in Canada
Distributed Energy

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,192,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy and 305,000 tons of contracted cooling capacity

•
Provides residential energy infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually in Canada and the United States, and delivers approximately 300,000 contracted sub-metering services within Canada

Brookfield Infrastructure 91

Natural Gas Midstream
Our natural gas midstream operations include approximately 16,500 kilometers of natural gas transmission and pipeline systems in the United States and India, significant natural gas storage capacity in the United States and Canada, and one of the largest natural gas gathering and processing portfolios in western Canada.
Our North American natural gas transmission pipelines comprise one of the largest systems in the United States, extending from the Gulf Coast in Texas and Oklahoma to Chicago. The majority of revenues are generated under contracts and we believe we are well positioned to benefit from forecasted increases in demand for clean energy.
Our natural gas midstream operations include approximately 1,500 kilometers of natural gas transmission and pipeline systems in India. The system includes 11 compressor stations with over 900 MW of installed power and 2 remote pipeline operation centers. The business is contracted to generate stable cash flows through a capacity based “ship-or-pay” agreement with a high-quality counterparty.
Our natural gas storage facilities are designed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.
Our natural gas gathering and processing operations collect raw natural gas from our customers in the field for aggregation to centralized processing facilities, and remove impurities from the raw gas stream including water, carbon dioxide and hydrogen sulfide. These activities provide our customers with pipeline quality natural gas and natural gas liquids for sale in downstream markets. Our facilities are located in one of the highest producing natural gas regions in western Canada. We serve our customers through a mix of long-term fee-for-service and take-or-pay contracts, with no direct exposure to commodity price risk.
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
Our natural gas gathering and processing facilities are ideally situated to serve the Montney shale gas basin in northeast British Columbia (“B.C.”) and northwest Alberta. This basin continues to see significant industry development and represents one of the lowest supply cost regions in North America. Our facilities have diverse connectivity to major downstream markets including the U.S. Pacific Northwest, the U.S. Midwest, B.C. and Alberta through direct connections to long-haul pipelines. These markets are projected to continue exhibiting strong annual demand growth primarily driven by new industrial gas demands, including petrochemical expansions, and previously announced liquefied natural gas (“LNG”) export projects.

92 Brookfield Infrastructure

Our Indian natural gas midstream operations connect major domestic sources of supply in the eastern Indian state of Andhra Pradesh and LNG terminals on the west coast to key demand centers in the Northern and Western regions of India. As the only cross-country pipeline and with significant unused capacity, we believe we are well positioned to supply gas produced in eastern India, which is a region that accounts for around 50% of the country’s estimated remaining natural gas resources, to the western part of the country.
Regulatory Environment
Our natural gas midstream and storage operations are subject to varied regulation that differs across our regions of operation. Our North American natural gas transmission system, including its storage operations, and our natural gas storage investment in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers under a maximum rate regime, and there is no periodic rate case obligation. Additional physical operating regulations are imposed by the Pipeline and Hazardous Materials Safety Administration, an agency within the United States Department of Transportation.
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
Our Indian natural gas transmission operations are regulated by the Petroleum and Natural Gas Regulatory Board, which is also responsible for determining tariffs charged to users of the pipeline.
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
Our gathering and processing operations continue to advance several customer driven growth initiatives supporting further development of the Montney resource in Northeast B.C. and Northwest Alberta. These capital projects include the expansion of existing processing plants and gathering pipelines and are underpinned by long-term, take-or-pay contracts with high quality customers. With continued development of existing take-away capacity and LNG projects in B.C., our business is well positioned to serve the growing requirements of our customer base in a cost-effective manner.
Our natural gas midstream and storage operations are well positioned to benefit from changing supply and demand dynamics in the North American natural gas market. We believe that there will be further opportunities to deploy capital at attractive risk-adjusted returns.

Brookfield Infrastructure 93

We believe our pipeline in India is uniquely positioned to capture increasing gas demand in the country. Our business connects key demand centers in the Western portion of the country with access to the largest gas producing region of the country. We plan to utilize existing unused capacity on our pipeline to attract new customers and grow our business. Furthermore, given the new investments by the upstream sector in the east coast of India, growth in LNG imports and customers’ ability to swap gas, we expect the volume to be transported through the pipeline to be higher in the coming years, augmenting the stable cash flows generated by the business.
Distributed Energy
Our North American district energy operations are located in eleven cities that are among the most populated markets in the United States and Canada. These operations consist of plants capable of delivering 3,192,000 pounds per hour of heating capacity in key areas such as downtown Toronto, the medical district of New Orleans, and in the central business district of Seattle. In Charlottetown, Prince Edward Island, we produce heat through the incineration of municipal waste, providing both a service to our customers, as well as the municipality, which is constrained by landfill space. We also have 305,000 tons of contracted cooling capacity provided through an innovative deep lake cooling system in Toronto, thermal ice storage in Chicago, Houston and New Orleans, and from more conventional cooling technologies in markets such as Los Angeles and Las Vegas. In addition to heating and cooling, we generate electricity as a by-product to our heating business through combined heat and power plants in Toronto and London, Ontario.
Our residential energy infrastructure business operates an unregulated distribution business that owns and maintains a large installed base of essential HVAC assets leased under long-term contracts (average of 13 years) to both residential and commercial customers across Canada and the United States. In addition, the business provides meters and metering services under 10 to 20-year contracts for electricity, thermal, gas and water to condominiums and multi-tenant commercial buildings in the provinces of Ontario and Alberta. The business also provides other complementary services such as protection plans, plumbing, electrical and related maintenance services. With a 50-year operating history, over 1.1 million water heater customers, 0.75 million service contracts and over 300,000 contracted sub-metering services, the business has a growing annuity asset base and we believe it is well established in each of its core markets.
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

94 Brookfield Infrastructure

Our residential energy infrastructure business is one of the largest home and commercial energy solutions businesses in North America. Our strategy is to meaningfully grow the business by leveraging our scale and service capabilities, particularly to drive HVAC asset growth in the United States. Over time, we will leverage investments we are making in technology that will provide us with significant operational and market data that will further allow us to service our customers on a proactive basis and meet additional home infrastructure needs our clients have in the future. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
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
Growth Opportunities
We believe we have significant organic growth opportunities in our various district energy businesses, primarily through system expansions in North America. As there are high barriers to entry in markets where we are established, we believe we are well positioned to add new developments in these markets, as well as attract buildings that are under renovation or have existing equipment nearing the end of their useful life. We also bring expertise from our other operations, as well as significant capital, to provide solutions to districts that are under development or seeking to convert to a district energy model. Finally, the district energy industry is highly fragmented, with assets often held by municipalities and institutions, or as non-core components of larger portfolios. We believe we can acquire these smaller systems, integrate them into our operating platform, and grow them organically.
There are significant barriers to entry in these businesses, as there are limited opportunities for customers to support competing businesses once connected to our systems. Once a system is established, we believe we are well positioned to capture further organic growth opportunities.
Our residential energy infrastructure business is focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. One of our key priorities is to expand our annuity-based cash flow streams through new leases as well as extending existing leases when they come due. As part of this initiative, we continue to encourage take-up of our water heater and HVAC lease offerings in the United States. Today, the home services market in the United States is highly fragmented which provides significant opportunities for acquisitions in both complementary and adjacent lines of business. Also, our sub-metering segment is focused on expanding offerings in the under-penetrated commercial sub-metering market. Additionally, there are several Brookfield-managed businesses in the homebuilding, condominium management and retail power sectors that we believe can be leveraged to further enhance growth prospects.

Brookfield Infrastructure 95

Overview
Our data infrastructure segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis (up to 20 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France and the U.K, and retail and enterprise customers in New Zealand. Within our data storage operations, our customers include more than 1,000 colocation customers predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
Our objectives for the data infrastructure segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.

96 Brookfield Infrastructure

Our data infrastructure segment is comprised of the following:
Data Transmission & Distribution

•	Approximately 7,000 multi-purpose towers and active rooftop sites in France

•	10,000 kilometers of fiber backbone located in France and Brazil

•	Approximately 1,600 cell sites and over 10,000 kilometers of fiber optic cable in New Zealand

•	Approximately 2,100 active telecom towers and 70 distributed antenna systems, primarily in the U.K.
Data Storage

•	51 data centers, with approximately 1.6 million square feet of raised floors located in five continents

•	176 megawatts (“MWs”) of critical load capacity
Data Transmission & Distribution
Our European telecommunications business is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,500 kilometers of fiber backbone located in France. The business in France can be divided into three segments: (i) telecom site hosting, (ii) wholesale fiber-to-the-home (“FTTH”) networks and (iii) television and radio broadcasting. Our customers (i) pay upfront and/or recurring fees to lease space on our towers to host their equipment, (ii) lease capacity on our fiber network to deliver ultra-fast broadband solutions to customers or (iii) pay us fees for transmitting television and radio content to end users. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification and to roll out and commercialize our fiber networks to low density population areas where we have secured tenders.
Our integrated data distribution business in New Zealand provides mobile network operation and broadband services to over 2.5 million customers and has approximately 1.6 million Internet of Things connections. The service offering is supported by a superior nationwide wireless and fiber infrastructure network which includes approximately 1,600 cell sites and over 10,000 kilometers of fiber optic cable.
Our U.K. telecom towers business is comprised of approximately 2,100 active towers and 70 distributed antenna systems. The business can be divided into three segments: (i) telecom site hosting and services, (ii) indoor networks and (iii) fiber. Telecom site hosting is the core business which consists of renting space on our towers to mobile network operators. The indoor networks business deploys active neutral host network solutions using distributed antenna systems in shopping malls, hotels and office blocks. The fiber business has secured two projects where it is contracted to deliver fiber-connected small cell networks across the U.K.

Brookfield Infrastructure 97

Strategic Position
Our European telecommunications business is the leading independent data infrastructure operator in France. Its sites cover the entire French territory. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the number one independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to over 95% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 80% and 40% market share of public and commercial radio frequencies, respectively. Our business participated in the government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a unique opportunity for our business to leverage its existing asset bases and technical expertise from operating a high-speed fiber backbone. After securing four tenders, we are currently engaged in the roll out and commercialization of fiber networks to over 730,000 households and businesses across France.
Our integrated data distribution business in New Zealand is the leading mobile service provider in the country. It has the most extensive integrated network in New Zealand, supporting over 95% of the population with network coverage and is the second largest fixed broadband provider with approximately 25% market share. The business has launched the first commercial 5G service offering in the country, which should position the business to capitalize on the growing data needs.
Our U.K telecom towers business owns critical national infrastructure that enables mobile network operators to meet their government mandated coverage obligations. The location of our sites form an integral part of the telecommunication backbone in the U.K. and are well positioned to capture rural growth in data consumption. A significant investment has been made as part of the 4G rollout in the country meaning there is ample capacity today for further leasing opportunities. Additionally, our 70 distributed antenna systems make our business the market leader in the U.K for indoor solutions.
Regulatory Environment
Our European telecommunications business is unregulated with pricing determined directly with the users of our tower infrastructure. Our FTTH networks have been granted under either 25-year concessions or perpetual ownership frameworks, with the former benefiting from government subsidies. These networks are operated on a wholesale and open-access basis to help ensure commercialization by all internet service providers. Pricing is based on tariff guidelines published by the regulator which sets a price floor. In the television broadcast business, a small proportion of the sites (currently approximately 70) are considered to be non-replicable because either (i) they benefit from a strategic location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment height is greater than 100 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 40% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
Our New Zealand data distribution operation and U.K telecom towers business are both unregulated. Contractual terms are determined directly with the users of our infrastructure. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.

98 Brookfield Infrastructure

Growth Opportunities
We see growth opportunities in the European telecommunications business as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio position us to take advantage of these favorable trends through construction and acquisition of additional assets. With regards to fiber, our existing tenders will be rolled out over the next one to three years. We will continue to pursue, on a selective and measured basis, potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns.
Our recently acquired integrated data distribution business in New Zealand has the opportunity for cost-led margin improvement, greater utilization of the infrastructure network and modest growth in average revenue per user.
We believe our U.K. telecom towers business is uniquely positioned to capture the expected growth in the U.K. market following the U.K. government’s 95% 4G coverage target by 2025. A significant portion of our towers are in rural areas and we consider them to be prime candidates for future colocation as there are limited sites in such areas. Furthermore, we believe that our indoor networks business has significant growth potential driven by (i) increased data demand, (ii) higher frequency 5G spectrum and (iii) limited deployment today as we estimate that only 30% of the addressable indoor market has a system in place.
Data Storage
Our data storage operations provide colocation services, offering customers secure and reliable space and power within our portfolio of data centers for their essential information technology infrastructure needs. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of 51 data centers, with 1.6 million square feet of raised floors, and 176 MWs of critical load capacity.
Strategic Position
Our North American data storage business operates in four continents, 10 countries and 25 metropolitan areas, with a presence in nearly all major global financial hubs in North America, Europe and Asia Pacific. It is one of the largest colocation providers in the United States with operations in most major cities. Our facilities provide best-in-class connectivity options, with pre-built access to the AT&T global network, one of the strongest in the world, and access to over 100 cloud providers.
Our Asia Pacific data storage business is an owner and operator of two data center facilities in Australia. The data centers have a combined utilization of 97% and a weighted average contract life of 10 years, servicing Australian and global investment grade companies. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage.
Our South American data storage business is based in Brazil and is one of the leading data center infrastructure companies in Latin America. All of our South American data centers are connected by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high capacity connections between our sites and the main cloud providers worldwide.

Brookfield Infrastructure 99

Regulatory Environment
Our data storage operations in North America, Asia Pacific and South America conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
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
Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, energy and data infrastructure sectors. As we look to grow our businesses, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12% to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize our existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets if capital deployment exceeds our expectations. As we grow our asset base, we will primarily target acquisitions in the following infrastructure sectors:

•	Utilities: electricity, gas and water distribution and transmission operations;

•	Transport: railroads, ports, toll roads and airports;

•	Energy: oil and gas pipelines, gathering, processing and storage operations, district energy systems and residential energy infrastructure; and

•	Data infrastructure: integrated or stand-alone data operations, telecommunication towers, fiber networks and data centers.
An integral part of our acquisition strategy is to participate along with institutional investors and Brookfield-sponsored private funds that target acquisitions that suit our profile. We will focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations-oriented approach. Brookfield has a strong track record of leading such transactions.
Brookfield has agreed that it will not sponsor transactions that are suitable for us in the infrastructure sector unless we are given an opportunity to participate. See Item 7.B “Related Party Transactions—Relationship Agreement”. Since Brookfield has large, well-established operations in real estate, timberlands, and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions.

100 Brookfield Infrastructure

Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternate form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the sale of 14 businesses since inception. These sales have generated over $4.5 billion of total proceeds which represents, on average, an approximately 30% premium to our partnership’s previously recorded carrying value. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to remain a key part of our overall funding plan. Our partnership is focused on executing the next phase of our capital recycling program.
Environmental, Social and Governance (“ESG”) Management
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure - Brookfield and the Service Provider,” Brookfield has an approximate 29.4% interest in our partnership and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement.
Grounded in Brookfield Infrastructure’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term creating value for our unitholders. We understand that well-run businesses are those that have a solid moral authority from all stakeholders to execute their business plans.
ESG management is fully integrated into our due diligence and investment management processes. We understand that good governance is essential to sustainable business operations. ESG is guided by Brookfield’s ESG Steering Committee, which comprises senior executives at Brookfield and each of its major business operations. The ESG Steering Committee’s mandate is to set the ESG strategy, oversee and coordinate ESG initiatives, share best practices across businesses and encourage improvements in ESG performance.
2019 Highlights
In 2019, Brookfield and the Partnership made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
We are pleased to announce that subsequent to year-end, Brookfield, inclusive of each of its listed issuers, made the formal commitment to ongoing ESG best practice by becoming a signatory to the Principles of Responsible Investing (PRI), the world’s leading proponent of responsible investing. The PRI has over 2,500 signatories who are committed to the PRI’s six principles for incorporating ESG issues into investment practice, management, and reporting. Given our continued focus on ensuring that ESG is integrated into our decision-making and investment management processes, we believe our formal commitment to the PRI will allow us to continue to achieve ESG best practice.
In 2019, we started working towards alignment with the Task Force on Climate-related Financial Disclosures (TCFD), which is a globally recognized framework for assessing climate change risks and opportunities. We believe this will enhance our understanding of physical and transition risks and opportunities related to climate change. The alignment process is expected to take several years and will be an ongoing effort within Brookfield.

Brookfield Infrastructure 101

In addition, Brookfield completed its first greenhouse gas (GHG) emissions inventory exercise, guided by the principles of the GHG Protocol. The exercise was conducted at the asset manager level for the years 2017 and 2018. The results of our GHG emissions inventory can be found in the Brookfield 2018 ESG Report.
As part of Brookfield’s social initiatives, we have always supported the philanthropic activities of our employees and in 2019 Brookfield introduced a global matching gift program to benefit established non-profit organizations, educational institutions and community programs in our communities.
Brookfield issued its 2018 ESG Report, which is publicly available on the Brookfield webpage. The report details our continued progress in key areas, including climate change, health and safety, ethics, and addresses current and future initiatives we are committed to undertaking. We intend to publish our ESG Report annually, which will be featured on our website.
Brookfield Infrastructure’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:

•
Our U.K. port operation, PD Ports, owns and operates Teesport, one of the deepest general purpose quays in the U.K. supporting the movement of international imports and exports through northern U.K. Teesport has taken a proactive step to protect rivers and seas from plastic by becoming the first port operation to sign up to the British Plastic Federation’s Operation Clean Sweep. This initiative aims to ensure that plastic pellets, flakes, and powders that pass-through manufacturing facilities in the U.K. are handled with care. Through this initiative, PD Ports has committed to adhere to best practices and implement systems to prevent plastic pellet loss, ensuring the protection and preservation of the aquatic environment.

•
The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies. Our Indian toll road operation, Peak Infrastructure, is committed to improving these statistics for the public, its employees and contractors. Peak Infrastructure has launched a RoadSafe application called “ZeroHarm” to encourage road users to report real-time road conditions and unsafe drivers on any of its roads. It provides support to users who report unsafe conditions, including tracking tow trucks or ambulances in cases of emergency.

•
Brookfield Infrastructure’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.

Overview of ESG & the Investment Process
As highlighted in previous years, Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:

•	Ensure the well-being and safety of employees

◦
Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes those ensuring respect for human rights, competitive wages and nondiscriminatory hiring practices.

◦	Health & Safety: Aim to have zero serious safety incidents within our businesses by working towards consistent health and safety principles across the organization.

102 Brookfield Infrastructure

•	Be good stewards in the communities in which we operate

◦	Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.

◦	Philanthropy: Empower employees to participate in and give back to the communities in which we operate.

•	Mitigate the impact of our operations on the environment

◦	Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.

•	Conduct business according to the highest ethical and legal/regulatory standards

◦
Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business Conduct and Ethics.

◦	Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
ESG management is embedded throughout Brookfield Infrastructure’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our operating expertise and Brookfield’s ESG Due Diligence Guidelines to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
To ensure ESG considerations are fully integrated in the due diligence phase, our investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. Tailored integration plans are created by those teams to ensure any material ESG-related risks identified during diligence are prioritized. This is consistent with our overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities. Given the size of our portfolio, our businesses execute a significant number of ESG initiatives on an annual basis.

Brookfield Infrastructure 103

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

Public
100% Preferred Units(5)
100% LP Units(6)
Brookfield Infrastructure Partners L.P. (Bermuda)
0.01% GP Interest(1)
Brookfield
29.2% Redeemable Partnership LP Interest(2)
0.4% Special GP Interest
Service Provider(4)
100% Holding LP Preferred Units(5)
70.4% Managing General Partner Units(5)
Brookfield Infrastructure L.P. (Bermuda)
100% Common Shares
Holding Entities(3)
Operating Entities

(1)	Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Asset Management.

(2)
Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.4% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”

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

(6)	As of December 31, 2019, our partnership had outstanding 293,528,515 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP.

104 Brookfield Infrastructure

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
Brookfield and the Service Provider
Brookfield has an approximate 29.4% interest in our partnership assuming exchange of the Redeemable Partnership Units. Our partnership and the other Service Recipients have each appointed affiliates of Brookfield Asset Management as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with over $540 billion of assets under management, more than 144,000 operating employees and over 1,000 investment professionals worldwide. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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

Brookfield Infrastructure 105

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

106 Brookfield Infrastructure

The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership.

			Ownership Interest	Voting Interest
Defined Name	Name of entity	Jurisdiction of Organization	2019	2019
			%	%
Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd(2)	Australia	100	100
Australian regulated terminal operation	DBCT Management Pty Ltd(2)	Australia	71	100
U.K. regulated distribution operation	BUUK Infrastructure (Jersey) Limited (2)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(2)	Brazil	28	90
North American rail operation	Genesee & Wyoming, Inc.(2)	U.S.	9	72

(1)	Ownership interest held directly by our partnership.

(2)	Ownership interest held indirectly by the Holding LP.
4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2020. We do not directly own any real property.
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

Brookfield Infrastructure 107

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds From Operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 121 for more detail.
Performance Measures Used by Management
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”), adjusted earnings (“Adjusted Earnings”) and invested capital (“Invested Capital”), along with other measures.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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

108 Brookfield Infrastructure

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
Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
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

Brookfield Infrastructure 109

In deriving Adjusted Earnings, we add back depreciation due to the revaluation of property, plant and equipment and acquisition accounting. As we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability. We observe that certain of our investors view depreciation based on historical cost, rather than a revalued amount, as a more relevant proxy of the expenditures necessary to maintain the service capacity of our assets. Adjusted Earnings also does not include mark-to-market on hedging items recorded in net income or disposition gains or losses. We add back mark-to-market on hedging items recorded in net income as these indicate a point in time approximation of value on long-term positions. We also add back disposition gains or losses as these items are not reflective of the ongoing performance of our underlying operations.
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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Funds from Operations (FFO)	$1,384	$1,231	$1,170
Adjusted Funds from Operations (AFFO)	1,096	982	941
Distributions(1)	1,027	919	794
FFO payout ratio(2)	74%	75%	68%
AFFO payout ratio(2)	94%	94%	84%

(1)
Includes distributions to limited partners, the general partner, holders of Exchange LP Units, preferred unitholders, incentive distributions, and distributions on Redeemable Partnership Units held by Brookfield.

(2)
Our 2019 and 2018 payout ratios were impacted by the timing related to deployment of capital raised in our July 2019 equity offering, the 2018 sale of our Chilean electricity transmission business, and the 2018 financing at our Brazilian regulated gas transmission business.

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

110 Brookfield Infrastructure

In light of the current prospects for our business, the board of directors of our General Partner approved a 7% increase in our annual distribution to $2.15 per unit, or $0.5375 per unit quarterly, starting with the distribution to be paid in March 2020. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from $0.18 per unit to $0.5375 per unit, a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations. See Item 4.A “History and Development of Brookfield Infrastructure-Overview”.
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
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, and Exchange LP Units held by public unitholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests. In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income attributable to the partnership for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segment Measures” on page 147 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
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

Brookfield Infrastructure 111

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
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Brookfield Infrastructure determines fair value under both the income and cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, and replacement cost.
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
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that we early adopted or became effective on or after January 1, 2019. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 16 Leases (“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases (“IAS 17”) and related interpretations and is effective for periods beginning on or after January 1, 2019.
The partnership adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

112 Brookfield Infrastructure

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases; and

•
The application of a single discount rate to a portfolio of leases with reasonably similar characteristics. Furthermore, the partnership has applied the policy choice options on adoption to measure right-of-use assets at an amount equal to the lease liability.

The partnership has elected to apply the following practical expedients in its application of the standard:

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component; and

•	To recognize the payments associated with short-term and low-value leases on a straight-line basis as an expense over the lease term.
The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other, other liabilities, and right-of-use assets (“ROU”) that are classified as property, plant, and equipment of $1.2 billion. The adoption of IFRS 16 did not have an impact on partnership capital. The weighted average incremental borrowing rate used in determining the lease liabilities is approximately 5%. The difference between the present value of operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to finance lease liabilities recognized as at December 31, 2018, short-term and low-value leases recognized as expense, and adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates. When comparing results to prior year, for the year ended December 31, 2019, the new standard resulted in a reduction of our direct operating costs by $56 million ($11 million attributable to the partnership) and an increase to our interest and depreciation expense of $36 million and $51 million, respectively ($7 million and $16 million attributable to the partnership, respectively), thereby reducing net income by $31 million. Additionally, the new standard had no impact on our partnership’s share of earnings from equity accounted investments, but did increase proportionate EBITDA and FFO by $45 million, and $20 million, respectively.
Our partnership assesses whether a contract is or contains a lease, at inception of a contract and recognizes an ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value. The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise of i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. ROU assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets are subsequently measured at cost less accumulated depreciation and impairment losses.

Brookfield Infrastructure 113

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination option will be exercised in determining lease term; and iii) determining whether variable payments are in-substance fixed. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Our partnership has adopted the standard as of January 1, 2019 on a modified retrospective basis. The adoption did not have a significant impact on our partnership’s consolidated financial statements.
IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and provides illustrative examples in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. Effective January 1, 2019, our partnership has early adopted the standard prospectively. The adoption did not have a significant impact on our partnership’s consolidated financial statements.

114 Brookfield Infrastructure

After the adoption of IFRS 3 amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions. Acquisitions that continue to meet the definition of a business combination are accounted for under the same acquisition method.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“IBOR Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The amendments had no impact on the Partnership since these amendments enable the Partnership to continue hedge accounting for hedging relationships which have been previously designated.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.
5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 121.

Brookfield Infrastructure 115

The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2019, 2018 and 2017:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2019	2018	2017
Revenues	$6,597	$4,652	$3,535
Direct operating costs	(3,395)	(2,208)	(1,509)
General and administrative expenses	(279)	(223)	(239)
Depreciation and amortization expense	(1,214)	(801)	(671)
Interest expense	(904)	(555)	(428)
Share of earnings (losses) from investments in associates and joint ventures	224	(13)	118
Mark-to-market on hedging items	57	137	(66)
Gain on sale of associates	—	338	—
Income tax expense	(278)	(364)	(173)
Net income	650	806	574
Net income attributable to our partnership(1)	233	410	125
Net income (loss) per limited partnership unit	$0.07	$0.59	$(0.04)

(1)	Includes net income attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, and general partner.
2019 vs. 2018
For the year ended December 31, 2019, we reported net income of $650 million, of which $233 million was attributable to our partnership. This compares to net income of $806 million for the year ended December 31, 2018, of which $410 million was attributable to our partnership. Net income for the year benefited from strong organic growth and contributions from recent acquisitions. Prior year results included $209 million (net of tax) realized on the sale of our investment in an electricity transmission business.
Revenues for the year ended December 31, 2019 were $6,597 million, which represents an increase of $1,945 million compared to the prior year. Our energy segment generated additional revenue of $1,233 million, primarily as a result of recently completed acquisitions, namely a contracted gas pipeline in India and a full year contribution from our North American residential energy infrastructure operation. Our utilities segment contributed additional revenue of $633 million as a result of contributions from recent acquisitions, the benefits of inflation-indexation and various organic growth initiatives across our utility operations. New investments in the U.S. and Australia added $315 million of revenues to our data infrastructure segment relative to last year. Transport revenues have increased organically by $69 million compared to prior year, primarily as a result of higher traffic volumes and inflationary tariff increases. These items were partially offset by the impact of foreign exchange which lowered U.S dollar revenues by $305 million, predominantly associated with the depreciation of the Brazilian real, Colombian peso and Australian dollar relative to the prior year.
Direct operating expenses for the year ended December 31, 2019 were $3,395 million, which represents an increase of $1,187 million compared to the year ended December 31, 2018. The current period includes $1,229 million of incremental costs attributable to recent acquisitions and $150 million of incremental costs associated with the organic growth initiatives. These increases were partially offset by the impact of IFRS 16 and foreign exchange which reduced direct costs by $58 million and $134 million, respectively.

116 Brookfield Infrastructure

General and administrative expenses totaled $279 million for the year ended December 31, 2019, an increase of $56 million compared to the same period in 2018. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from the prior year due to an increase to the partnership’s market value primarily as a result of a higher unit trading price and an increase in net recourse debt.
Depreciation and amortization expense for the year ended December 31, 2019 was $1,214 million, an increase of $413 million compared to the prior year. The increase is primarily due to incremental charges associated with recently completed acquisitions, the impact of higher asset values as a result of our revaluation process and capital expenditures made during the year. Additionally, the current year expense includes charges associated with $1.2 billion of right-of-use assets recognized upon the adoption of IFRS 16.
Interest expense for the year ended December 31, 2019 was $904 million, an increase of $349 million compared to the same period in 2018. Interest expense increased due to additional asset-level borrowings used to fund new investments and organic growth opportunities, the issuance of C$500 million of corporate medium term notes in October 2019, and interest expense recognized on lease liabilities upon the adoption of IFRS 16.
Our partnership’s share of earnings from investments in associates and joint ventures was $224 million for the year ended December 31, 2019, representing an increase of $237 million relative to the same period in 2018. The current period benefited from organic growth, most notably at our North American gas transmission business and contributions from recently completed acquisitions. Prior year results were impacted by a one-time loss in our transport segment and the reclassification of previously recognized foreign exchange losses into net income related to our Chilean electricity transmission business sold in March 2018.
Mark-to-market gains on hedging items for the year ended December 31, 2019 were $57 million compared to $137 million for the year ended December 31, 2018. Amounts in both the current and comparative periods consist of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. The gains in the current year resulted from the depreciation of the Australian dollar and Euro against the U.S. dollar.
Income tax expense for the year ended December 31, 2019 was $278 million compared to $364 million from the prior year. The decrease is primarily attributable to income taxes recognized on disposal of a 28% interest in our Chilean electricity transmission business in the prior year. It was partially offset by higher taxable income generated as a result of new acquisitions and organic growth at our operations.
2018 vs. 2017
For the year ended December 31, 2018, we reported net income of $806 million, of which $410 million was attributable to our partnership. This compared to net income of $574 million for the year ended December 31, 2017, of which $125 million was attributable to our partnership. The increase in net income reflected improved operating performance across the majority of our operations, contributions from recent acquisitions completed across each of our operating segments, and a gain of $209 million (net of tax) realized on the sale of our investment in an electricity transmission business. These positive impacts were partially offset by higher depreciation, a one-time charge in our transport segment, and the impact of foreign exchange which lowered earnings in U.S. dollars during 2018.

Brookfield Infrastructure 117

Revenues for the year ended December 31, 2018 were $4,652 million, which represented an increase of $1,117 million compared to the year ended December 31, 2017. Our utilities segment contributed additional revenue of $917 million as a result of the recent acquisition of a Colombian natural gas distribution business and the benefit of a full year of ownership of our Brazilian regulated gas transmission business acquired in April 2017. Our utilities segment also benefited from inflation-indexation and various organic growth initiatives, primarily at our U.K. regulated distribution operation. Our energy segment contributed additional revenue of $319 million as a result of the acquisitions of a North American residential energy infrastructure operation and Western Canadian natural gas gathering and processing operation in the fourth quarter of 2018. Our transport operations contributed an additional $75 million of revenue, primarily due to the benefit of inflationary tariff increases, and the incremental revenue earned at our recently acquired Indian toll roads business. These items were partially offset by an $18 million decrease in revenue at our North American gas storage operation due to a weaker spread environment, a $15 million reduction at our Australian rail operation caused by the curtailment of iron ore tasks by two customers and the impact of foreign exchange which lowered revenues in U.S. dollars by $161 million.
Direct operating expenses for the year ended December 31, 2018 were $2,208 million, which represented an increase of $699 million compared to the year ended December 31, 2017. Direct operating expenses for 2018 included $618 million of costs related to new businesses acquired during the year and $119 million of incremental costs associated with the organic growth initiatives described above. These increases were partially offset by the impact of foreign exchange which reduced direct costs by $38 million.
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
Depreciation and amortization expense for the year ended December 31, 2018 was $801 million, an increase of $130 million compared to the year ended December 31, 2017. The increase was predominantly due to incremental charges at businesses acquired during 2018, the impact of higher asset values from our annual revaluation process, and capital expenditures made during 2018.
Interest expense for the year ended December 31, 2018 was $555 million, an increase of $127 million compared to the same period in 2017. Interest expense increased predominantly due to the issuance of $1.5 billion of five-year senior notes at our Brazilian regulated gas transmission business and borrowing costs associated with businesses acquired during 2018.
Losses from investments in associates and joint ventures were $13 million for the year ended December 31, 2018, compared to income of $118 million for the same period in 2017. The year ended December 31, 2018 benefited from stronger underlying performance at our associates and joint ventures, most notably at our North American gas transmission business. These benefits were more than offset by a $35 million loss as a result of the reclassification of foreign exchange losses previously recognized in other comprehensive income related to the Chilean electricity transmission business we sold in March 2018, the impact of a truck driver strike on traffic volumes at our Brazilian toll road operations, and a one-time charge recorded in our transport segment.

118 Brookfield Infrastructure

Mark-to-market gains on hedging items for the year ended December 31, 2018 were $137 million compared to a loss of $66 million for the twelve-month period ended December 31, 2017. Amounts in both 2018 and 2017 consist primarily of mark-to-market movements on foreign exchange hedging at the corporate level. The gain in 2018 was the result of a strengthening of the U.S. dollar relative to the Australian dollar, British pound, Euro, and Canadian dollar.
Income tax expense for the twelve-month period ended December 31, 2018 was $364 million, an increase of $191 million compared to the same period in 2017. The increase was primarily due to taxes associated with the gain recorded on the sale of our Chilean electricity transmission business, acquisitions completed during 2018 and higher taxable earnings generated by our operations.
The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2019 and December 31, 2018.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2019	December 31, 2018
Cash and cash equivalents	$827	$540
Total assets	56,308	36,580
Corporate borrowings	2,475	1,993
Non-recourse borrowings	18,544	13,113
Total liabilities	34,131	21,912
Limited partners’ capital	5,048	4,513
General partner’s capital	24	22
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,039	1,823
Non-controlling interest—Exchange LP Units	18	71
Non-controlling interest—in operating subsidiaries	14,113	7,303
Preferred unitholders	935	936
Partnership’s capital(1)	7,129	6,429
Total partnership’s capital	22,177	14,668

(1)
Includes partnership capital attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, and general partner.

Total assets were $56.3 billion at December 31, 2019, compared to $36.6 billion at December 31, 2018. The increase was primarily due to acquisitions completed during the year and organic growth initiatives which have increased total assets by $18.8 billion. Our investment in a North American rail operation, natural gas pipeline in India, and the federally regulated portion of our Western Canadian natural gas gathering and processing operation accounted for the largest increases to total assets. In addition, equity and preferred share issuances and the adoption of IFRS 16 increased total assets by $0.9 billion and $1.2 billion, respectively. These increases were partially offset by depreciation and amortization charges of $1.2 billion.
Corporate borrowings increased to $2.5 billion at December 31, 2019, compared to $2.0 billion at December 31, 2018. The increase in borrowings is due to net draws on our corporate credit facility of $310 million, the issuance of C$500 million of medium-term notes, and the impact of a stronger Canadian dollar relative to the U.S. dollar since our medium term notes are denominated in Canadian dollars. These increases were partially offset by the early redemption of C$375 million medium-term notes.

Brookfield Infrastructure 119

Non-recourse borrowings increased by $5.4 billion to $18.5 billion at December 31, 2019 from $13.1 billion at December 31, 2018. This increase is due to additional borrowings primarily associated with our recent acquisitions and the impact of foreign exchange, partially offset by non-recourse borrowings reclassified to held for sale.
Our partnership capital increased by $0.7 billion to $7.1 billion at December 31, 2019. The increase was primarily due to net proceeds from unit issuances of $0.8 billion, comprehensive income attributable to our partnership of $0.6 billion, and a gain recognized directly in equity from the partial disposition of our interest in a Chilean toll road business. These increases were partially offset by distributions paid to our unitholders and preferred unitholders of $1.0 billion.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2019	2018	2017	2019 vs 2018	2018 vs 2017	2019	2018	2017	2019 vs 2018	2018 vs 2017
Canadian dollar	0.7699	0.7331	0.7953	5%	(8)%	0.7538	0.7718	0.7711	(2)%	—%
British pound	1.3255	1.2760	1.3521	4%	(6)%	1.2767	1.3350	1.2889	(4)%	4%
Australian dollar	0.7018	0.7050	0.7809	—%	(10)%	0.6953	0.7475	0.7669	(7)%	(3)%
Brazilian real	0.2481	0.2581	0.3023	(4)%	(15)%	0.2534	0.2736	0.3132	(7)%	(13)%
As at December 31, 2019, our consolidated partnership capital of $22.2 billion was invested in the following currencies: United States dollars - 28%; Canadian dollars - 19%; Brazilian reais - 17%; British pounds - 11%; Australian dollars - 7%; and other currencies - 18%. As a result of our currency hedging program, 69% of our partnership capital is effectively denominated in U.S. dollars. Currency exchange rates relative to the U.S. dollar at the end of 2019 were lower than December 31, 2018 for several of our significant non-U.S. dollar investments such as the Brazilian real and Australian dollar, which decreased the carrying values of our operations in these regions.

120 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

US$ MILLIONS	For the year ended December 31,
	2019	2018	2017
Brazilian real	$(198)	$(978)	$(297)
British pound	76	(91)	128
Australian dollar	(13)	(176)	39
Canadian dollar	155	(100)	(52)
Other	44	(232)	220
	64	(1,577)	38
Currency hedges	(146)	26	(129)
	$(82)	$(1,551)	$(91)
Attributable to:
Unitholders	$(99)	$(719)	$(36)
Non-controlling interests	17	(832)	(55)
	$(82)	$(1,551)	$(91)
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the twelve-month period ended December 31, 2019 was a reduction to partnership capital of $82 million. The reduction of partnership capital recognized in other comprehensive income was primarily the result of the Brazilian real weakening relative to the U.S. dollar by 4% in the year.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. Accordingly, changes in currency hedging valuations include changes in the value of these instruments. Our partnership’s capital is mostly hedged against the Australian, British, Canadian and European currencies and as a result, the income in the year was partially offset by the depreciation of our currency hedges. We have also entered into hedges to reduce foreign currency exposures to the Chilean and Peruvian currencies.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2019, the majority of the foreign currencies in which we operate weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.
SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy, data infrastructure, and corporate. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Reconciliation of Non-IFRS Financial Measures” on page 139 for a discussion of the importance of proportionate information, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.

Brookfield Infrastructure 121

Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Rate Base	$5,116	$4,511	$5,638
Funds from Operations (FFO)(1)	577	576	610
Maintenance capital expenditures	(18)	(17)	(15)
Adjusted Funds from Operations (AFFO)(1)	$559	$559	$595
Return on rate base(2),(3)	12%	11%	11%

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

(2)	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

(3)
Return on rate base excludes impact of connections revenue at our U.K. regulated distribution business, a return of capital component from earnings generated at our Brazilian regulated gas transmission business, and foreign exchange

Our partnership earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
The following table presents our utilities segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Adjusted EBITDA(1)	$759	$733	$738
Funds from Operations (FFO)(1)	577	576	610

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

122 Brookfield Infrastructure

The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2019	2018	2017	2019	2018	2017
Regulated Transmission	$310	$324	$352	$236	$266	$308
Regulated Distribution	338	304	282	268	242	235
Regulated Terminal	111	105	104	73	68	67
Total	$759	$733	$738	$577	$576	$610

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Rate base, start of period	$4,511	$5,638	$3,788
Acquisitions	266	63	1,498
Impact of asset sales	—	(969)	—
Capital expenditures commissioned	302	395	305
Inflation and other indexation	187	65	34
Regulatory depreciation	(86)	(68)	(48)
Foreign exchange and other	(64)	(613)	61
Rate base, end of period	$5,116	$4,511	$5,638
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Capital backlog, start of period	$815	$1,140	$761
Impact of asset sales	—	(124)	—
Additional capital project mandates	432	365	776
Less: capital expenditures	(416)	(402)	(449)
Foreign exchange and other	(113)	(164)	52
Capital backlog, end of period	718	815	1,140
Construction work in progress	316	190	310
Total capital to be commissioned	$1,034	$1,005	$1,450
2019 vs. 2018
Adjusted EBITDA and FFO for our utilities segment benefited from organic growth of 8% primarily due to inflation-indexation, additions to rate base and strong connections activity at our U.K. regulated distribution business. Offsetting these positive factors were the impacts of the sale of a Chilean electricity transmission business, which closed in the first quarter of 2018, increased borrowing costs from a R$5 billion financing completed at our Brazilian regulated transmission business and foreign exchange which lowered U.S. dollar results by $14 million.

Brookfield Infrastructure 123

For the year ended December 31, 2019, our regulated transmission operations generated Adjusted EBITDA of $310 million and FFO of $236 million, compared to $324 million and $266 million, respectively, in 2018. Adjusted EBITDA and FFO decreased compared to the prior year as the benefits of inflation-indexation and additions to rate base were more than offset by the impacts of the sale of our Chilean electricity transmission business, incremental interest expense associated with the 2018 financing at our Brazilian regulated transmission business, and the impact of foreign exchange.
For the year ended December 31, 2019, our regulated distribution operations generated Adjusted EBITDA of $338 million and FFO of $268 million, compared to $304 million and $242 million, respectively, in the prior year. These increases were primarily attributable to the impact of inflation-indexation, additions to the rate base and higher connections activity in our U.K. regulated distribution business.
For the year ended December 31, 2019, our regulated terminal reported Adjusted EBITDA of $111 million and FFO of $73 million, compared to $105 million and $68 million, respectively, in 2018. These increases were primarily attributable to the positive impact of inflation-indexation and higher exchange rates on our Australian dollar contracts.
As of December 31, 2019, total capital to be commissioned into rate base was $1,034 million compared to $1,005 million as of December 31, 2018. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The increase in total capital to be commissioned related to the addition of almost 300,000 new utility connections at our U.K. regulated distribution business and 900 km of greenfield electricity transmission lines in Brazil. These increases were partially offset by capital expenditures made during the year and impact of foreign exchange. Our U.K. regulated distribution business and Brazilian electricity transmission business are the largest contributors at $670 million and $310 million, respectively.
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
For the year ended December 31, 2018, our regulated distribution operations generated Adjusted EBITDA of $304 million and FFO of $242 million, compared to $282 million and $235 million, respectively, in 2017. These increases were primarily attributable to an increased rate base, higher connections income and inflation indexation at our U.K. regulated distribution business, and the initial contribution from our recently acquired Colombian natural gas distribution business. These benefits were partially offset by the impact of lower pound sterling hedge rates in the current period.

124 Brookfield Infrastructure

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
Recent Developments
In October 2019, Brookfield Infrastructure, alongside institutional partners, acquired a co-controlling interest in two operational natural gas pipelines in Mexico for approximately $140 million. These pipelines were built in 2016 and represent critical infrastructure supplying Mexico’s growing Central and West gas demand regions with low-cost natural gas from Texas. We expect this business to provide secure cash flows generated under a long-term take-or-pay arrangement through 2041 with an investment-grade off-taker. In addition, foreign exchange risk is minimized as revenues are in U.S. dollars with an inflation-linked escalator.
We also completed the sale of our Colombian regulated distribution operation subsequent to year-end. In seven years of ownership, we grew EBITDA of this business by approximately 10% annually. This was achieved by commissioning several accretive capital projects, improving margins by reducing energy line losses, and enhancing the balance sheet with long-term investment grade financing.

Brookfield Infrastructure 125

Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Growth capital expenditures	$162	$208	$326
Adjusted EBITDA margin(1)	52%	42%	44%
Funds from Operations (FFO)(2)	530	518	532
Maintenance capital expenditures	(155)	(155)	(133)
Adjusted Funds from Operations (AFFO)(2)	$375	$363	$399

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

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our transport segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Adjusted EBITDA(1)	$722	$682	$694
Funds from Operations (FFO)(1)	530	518	532

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2019	2018	2017	2019	2018	2017
Rail	$282	$261	$262	$215	$196	$192
Toll Roads	314	319	333	223	238	257
Ports	126	102	99	92	84	83
Total	$722	$682	$694	$530	$518	$532

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

126 Brookfield Infrastructure

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Capital backlog, start of period	$500	$637	$721
Additional capital project mandates	77	174	303
Less: capital expenditures	(162)	(208)	(326)
Foreign exchange and other	(58)	(103)	(61)
Capital backlog, end of period	357	500	637
Construction work in progress	184	162	113
Total capital to be commissioned	$541	$662	$750
2019 vs. 2018
Underlying results grew organically by 5% as a result of increased agricultural volumes moved across our rail network in Australia and Brazil, GDP-linked volume growth at our port operations and higher traffic and tariffs across our global toll road portfolio. Results also benefited from higher exchange rates on our Australian dollar contracts. These positive factors were partially offset by the loss of earnings associated with the sale of a 17% interest in our Chilean toll road operation and an European port operation during 2019.
For the year ended December 31, 2019, our rail business generated Adjusted EBITDA of $282 million and FFO of $215 million, compared to $261 million and $196 million, respectively, in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to higher agricultural volumes in Australia and Brazil, lower tariff relief provided to a large customer as a result of improved iron ore prices and higher hedge rates on our Australian dollar contracts. These positive impacts were partially offset by the loss of two Australian mineral customer contracts in the first half of 2018 and the impact of a weaker Brazilian real.
For the year ended December 31, 2019, our toll roads contributed Adjusted EBITDA of $314 million and FFO of $223 million, compared to $319 million and $238 million, respectively, in 2018. Adjusted EBITDA and FFO decreased compared to the prior year as inflationary tariff increases and traffic growth across our portfolio were more than offset by the impacts of the sale of a partial interest in our Chilean operation and foreign exchange.
For the year ended December 31, 2019, our port operations reported Adjusted EBITDA of $126 million and FFO of $92 million, compared to $102 million and $84 million, respectively, in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to improved volumes at our U.K. and North American operations, higher tariffs in Australia and the positive impact of higher rates on our Australian dollar and British pound contracts. These positive factors were partially offset by the loss of earnings associated with the June sale of a European port operation.
As of December 31, 2019, total capital to be commissioned into rate base was $541 million compared to $662 million as of December 31, 2018. Total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our South American toll road businesses and our port operations are the largest contributors to our capital to be commissioned over the next two to three years, at approximately $510 million and $20 million, respectively.

Brookfield Infrastructure 127

2018 vs. 2017
Underlying results on a constant currency basis for our transport segment increased 5% in 2018 as a result of inflationary tariff increases at each of our operating groups, GDP-linked volume growth driven by strong economic fundamentals in the majority of our operating regions, and the initial contribution from our recently acquired toll roads in India. These increases were more than offset by lower volumes from our minerals customers on our Australian rail network, the expiry of one of our state concessions in our Brazilian toll road business, and the impact of foreign exchange which lowered 2018 results by approximately $40 million.
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
Recent Developments
In December 2019, Brookfield Infrastructure completed the take-private acquisition of G&W alongside institutional investors (our partnership’s share of equity - approximately $500 million). G&W owns 120 short line railroads and 26,000 kilometers of track and serves over 3,000 customers.
In February 2020, Brookfield Infrastructure completed the sale of a further 33% of our interest in the Chilean toll road business at a purchase price consistent with the first partial sale of 33% of our interest that closed early in 2019. The disposition resulted in approximately $170 million of proceeds to BIP. Subsequent to the sale, Brookfield Infrastructure holds a 17% interest in the Chilean toll road operation, which represents 34% of our initial interest.

128 Brookfield Infrastructure

Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Growth capital expenditures	$187	$135	$76
Adjusted EBITDA margin(1)	51%	49%	50%
Funds from Operations (FFO)(2)	412	269	209
Maintenance capital expenditures	(98)	(64)	(70)
Adjusted Funds from Operations (AFFO)(2)	$314	$205	$139

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our energy segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Adjusted EBITDA(1)	$514	$328	$281
Funds from Operations (FFO)(1)	412	269	209

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2019	2018	2017	2019	2018	2017
Natural Gas Midstream and Storage	$360	$257	$228	$278	$206	$165
Distributed Energy	154	71	53	134	63	44
Total	$514	$328	$281	$412	$269	$209

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Brookfield Infrastructure 129

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Capital backlog, start of period	$290	$143	$147
Impact of acquisitions	—	102	—
Additional capital project mandates	232	195	61
Less: capital expenditures	(187)	(135)	(76)
Foreign exchange and other	(18)	(15)	11
Capital backlog, end of period	317	290	143
Construction work in progress	132	72	71
Total capital to be commissioned	$449	$362	$214
2019 vs. 2018
Adjusted EBITDA and FFO for the energy segment increased significantly in 2019 compared to 2018. Current period results benefited from strong transportation volumes and capital commissioned at our North American natural gas transmission business as well as new customer connections within our North American distributed energy operations. Results also reflect the contribution from $1.2 billion of capital deployed into the segment over the last two years. These positive results were partially offset by lower spreads at our gas storage businesses and the impact of the November 2019 sale of our Australian district energy business.
For the year ended December 31, 2019, our natural gas midstream and storage operations generated Adjusted EBITDA of $360 million and FFO of $278 million, compared to $257 million and $206 million, respectively, in 2018. Adjusted EBITDA and FFO increased versus prior year due to strong transportation volumes, the commissioning of the Gulf Coast expansion project at our North American natural gas transmission business and the contributions from the acquisition of the provincially regulated portion of our Western Canadian midstream energy business and a natural gas pipeline in India. These positive results were partially offset by the impact of lower spreads at our gas storage operations.
For the year ended December 31, 2019, our distributed energy operations contributed Adjusted EBITDA of $154 million and FFO of $134 million, compared to $71 million and $63 million, respectively, in 2018. This operating group consists of our existing district energy operations and our North American residential energy infrastructure business acquired in October 2018. Adjusted EBITDA and FFO increased year over year due to new customer connections made during 2019 at our North America district energy operation and a full year contribution from our recently acquired North American residential energy infrastructure business. Partially offsetting these positive factors was the sale of an Australian district energy business which closed in November of this year.
As of December 31, 2019, total capital to be commissioned was $449 million compared to $362 million as of December 31, 2018. Total capital to be commissioned increased as a result of new mandates awarded, partially offset by capital expenditures made during the period. Capital to be commissioned includes approximately $255 million within our natural gas midstream and storage operations, and approximately $195 million in our distributed energy segment.

130 Brookfield Infrastructure

2018 vs. 2017
Adjusted EBITDA and FFO for the energy segment increased in 2018 compared to the prior year primarily due to strong transportation volumes from new contracts and capital commissioned during the year at our North American natural gas operation. Adjusted EBITDA and FFO for the year ended December 31, 2018 also benefitted from the initial contributions from our recently acquired North American residential infrastructure, and Canadian natural gas midstream businesses. These positive factors were partially offset by lower spreads realized at our gas storage business.
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
Recent Developments
Brookfield Infrastructure divested its district energy and distribution business in Australia during November 2019 for approximately $280 million. One of the core components of this business is a gas distribution network that serves the state of Tasmania, which we acquired as part of the Babcock and Brown recapitalization in 2009. Over the last decade, we made a substantial investment in the business to expand its newly built network and increase customer connections.
In December 2019, Brookfield Infrastructure signed a binding agreement to sell our North American electricity transmission operation for proceeds of approximately $60 million (our partnership’s share). We established this business over a decade ago as part of a government-led program to support renewable power generation in Texas. Since commissioning the transmission system in 2014, the company has been a best-in-class operator with an extensive track record of stable distributions. Given the de-risked, mature state of the business and substantial investor demand for North American regulated assets, we viewed this as an opportune time to sell. The transaction is expected to close in mid-2020.

Brookfield Infrastructure 131

Results of Operations
The following table presents our proportionate share of the key metrics of our data infrastructure segment:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Growth capital expenditures	$104	$52	$42
Adjusted EBITDA margin(1)	52%	55%	55%
Funds from Operations (FFO)(2)	136	77	76
Maintenance capital expenditures	(17)	(13)	(11)
Adjusted Funds from Operations (AFFO)(2)	$119	$64	$65

(1)
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

(2)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our data infrastructure segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Adjusted EBITDA(1)	$175	$93	$90
Funds from Operations (FFO)(1)	136	77	76

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2019	2018	2017	2019	2018	2017
Data Transmission and Distribution	$121	$93	$90	$101	$77	$76
Data Storage	54	—	—	35	—	—
Total	$175	$93	$90	$136	$77	$76

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

132 Brookfield Infrastructure

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Capital backlog, start of period	$200	$198	$27
Impact of acquisitions	27	—	—
Additional capital project mandates	59	109	204
Less: capital expenditures	(104)	(52)	(42)
Foreign exchange and other	(30)	(55)	9
Capital backlog, end of period	152	200	198
Construction work in progress	41	14	22
Total capital to be commissioned	$193	$214	$220
2019 vs. 2018
For the year ended December 31, 2019, results for the data infrastructure segment benefited from organic growth of 6% due to the contribution from capital expenditure projects commissioned into earnings and inflationary price increases at our French telecom business. Results also benefited from the initial contributions from capital deployed in an integrated telecom business in New Zealand and data centers in the U.S., South America and Asia Pacific.
For the year ended December 31, 2019, our data transmission and distribution business generated Adjusted EBITDA of $121 million and FFO of $101 million, compared to $93 million and $77 million, respectively, in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to the benefits of inflationary price increases, new points-of-presence (“PoP”) added to our existing tower portfolio and the roll-out of our build-to-suit tower strategy targeted towards large telecom customers at our French telecom business. Additionally, current year results include the contribution from an integrated data distribution business based in New Zealand.
For the year ended December 31, 2019, our data storage business contributed Adjusted EBITDA of $54 million and FFO of $35 million. Current year results reflect the initial contributions from data centers acquired in Brazil, Asia Pacific and the U.S.
As of December 31, 2019, total capital to be commissioned into rate base was $193 million compared to $214 million as of December 31, 2018. Total capital to be commissioned decreased as the impact of acquisitions and capital project mandates awarded was more than offset by capital expenditures made during the period.
2018 vs. 2017
For the year ended December 31, 2018, our data infrastructure segment generated Adjusted EBITDA and FFO of $93 million and $77 million, respectively, versus $90 million and $76 million, respectively, in 2017. Adjusted EBITDA and FFO increased compared to the year ended December 31, 2017 due to the contributions from the addition of approximately 250 new PoP to our existing tower portfolio and the roll-out of our built-to-suit strategy targeted towards our telecommunication customers.
As of December 31, 2018, total capital to be commissioned into rate base was $214 million compared to $220 million as of December 31, 2017. Total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period.

Brookfield Infrastructure 133

Recent Developments
In December 2019, we completed the acquisition of a U.K. based independent wireless infrastructure company, investing approximately $140 million. It is comprised of over 2,000 fully contracted operating towers and distributed antenna systems. We believe the business is well-positioned to capture expected network growth in the U.K. and has significant potential to leverage Brookfield’s real estate holdings to expand into other jurisdictions outside of the U.K.
In late December, Brookfield Infrastructure agreed to acquire 100% of CBB in a take-private transaction investing $480 million (our partnership’s share). CBB is a leading fiber-to-the-home business in the U.S., serving approximately 1.3 million residential and business customers in greater Cincinnati and Hawaii. We believe this is a highly attractive business with substantial growth prospects. We expect to close this transaction in late 2020, assuming completion of all conditions precedent, including the requisite shareholder and regulatory approvals.
Brookfield Infrastructure secured an exclusive agreement to acquire a portfolio of 130,000 communication towers in India from Reliance Jio. The communication towers were recently constructed, with low maintenance requirements and over 30 years of remaining useful life. This business generates stable and predictable cash flows that will benefit from expected increases in data usage. There will also be further growth as we execute a tower build-out program with Reliance Jio, who have committed to partially fund the expansion. Brookfield Infrastructure is expected to invest approximately $400 million, upon completion of the transaction.

The following table presents the components of our corporate segment, on a proportionate basis for the twelve months ended:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Adjusted EBITDA(1)	$(279)	$(223)	$(239)
Funds from Operations (FFO)(1)	(271)	(209)	(257)

(1)	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2019 vs. 2018
For the year ended December 31, 2019, Adjusted EBITDA and FFO for our Corporate segment were losses of $279 million and $271 million, respectively, versus losses of $223 million and $209 million, respectively, in 2018. Adjusted EBITDA and FFO decreased from the prior year primarily due to a higher base management fee.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased from the prior year due to a larger capitalization as a result of a higher unit price and borrowing levels used to fund investments completed in past year.

134 Brookfield Infrastructure

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

Brookfield Infrastructure 135

For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section on page 139 of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Metrics	2019	2018	2017
Net income(1)	$233	$410	$125
Net income (loss) per limited partnership unit(2)	0.07	0.59	(0.04)
Funds from Operations (FFO)(3)	1,384	1,231	1,170
Per unit FFO(4)	3.40	3.11	3.11
Adjusted Funds from Operations (AFFO)(5)	1,096	982	941
Return on invested capital(6)	12%	11%	13%
Adjusted EBITDA(7)	1,891	1,613	1,564
Adjusted earnings(8)	591	509	569
Adjusted earnings per unit(4)	1.44	1.29	1.51
Distributions per unit	2.01	1.88	1.74
FFO payout ratio(9),(11)	74%	75%	68%
AFFO payout ratio(10),(11)	94%	94%	84%

(1)	Net income attributable to limited partners, non-controlling interest attributable to redeemable partnership units, non-controlling interest attributable to Exchange LP Units, and the general partner.

(2)	Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2019 were 285.6 million (2018: 276.9 million, 2017: 264.6 million).

(3)
FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

(4)
Average number of units outstanding during the year ended December 31, 2019 of 407.6 million (2018: 395.4 million, 2017: 376.8 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

(5)	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to AFFO.

(6)
Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2019 was $109 million (2018: $87 million, 2017: $68 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

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

(9)	FFO payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.

(10)	AFFO payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

(11)
Our 2019 and 2018 payout ratios were impacted by the timing related to deployment of capital raised in our July 2019 equity offering, the 2018 sale of our Chilean electricity transmission business and the 2018 financing at our Brazilian regulated gas transmission business.

136 Brookfield Infrastructure

For the year ended December 31, 2019, FFO totaled $1,384 million ($3.40 per unit) compared to $1,231 million ($3.11 per unit) in 2018 and $1,170 million ($3.11 per unit) in 2017. 2019 was a year of asset rotation and deployment as the partnership completed a partial disposition of our interest in a Chilean toll road business, our interest in a Australian district energy business, and redeployed those proceeds throughout the year. FFO for the year increased by 12% reflecting strong organic growth of 9% and the benefit of our capital recycling program. FFO per unit increased by 9% compared to the prior year and was impacted by a higher average unit count following the July equity issuance. The proceeds raised were used to fund acquisitions that we expect to begin to meaningfully contribute to FFO in the first quarter of 2020. Distributions paid during the year ended December 31, 2019 were $2.01 per unit, an increase of 7% compared to the prior year, and this distribution, when combined with the incentive and preferred unit distributions, resulted in an FFO payout ratio of 74%. Our payout ratio exceeded our target range of 60-70% due to the time between raising and deploying the proceeds from the July equity issuance and the depreciation of the Brazilian real. Removing the impact of these two factors reduces the payout ratio to 70%.

Brookfield Infrastructure 137

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the year ended December 31,
Statement of Operating Results	2019	2018	2017
Net income (loss) by segment
Utilities	$360	$258	$313
Transport	46	12	139
Energy	177	39	32
Data Infrastructure	(13)	6	11
Corporate	(337)	95	(370)
Net income	$233	$410	$125
Adjusted EBITDA by segment
Utilities	$759	$733	$738
Transport	722	682	694
Energy	514	328	281
Data Infrastructure	175	93	90
Corporate	(279)	(223)	(239)
Adjusted EBITDA	$1,891	$1,613	$1,564
FFO by segment
Utilities	$577	$576	$610
Transport	530	518	532
Energy	412	269	209
Data Infrastructure	136	77	76
Corporate	(271)	(209)	(257)
FFO	$1,384	$1,231	$1,170

	As of
US$ MILLIONS	December 31, 2019	December 31, 2018
Statement of Financial Position
Total assets by segment
Utilities	$5,825	$4,864
Transport	6,916	6,424
Energy	5,589	4,722
Data Infrastructure	2,204	1,446
Corporate	(1,284)	(929)
Total assets	$19,250	$16,527
Net debt by segment
Utilities	$3,647	$3,077
Transport	2,925	2,797
Energy	2,461	1,905
Data Infrastructure	886	564
Corporate	2,202	1,755
Net Debt	$12,121	$10,098
Partnership capital by segment
Utilities	$2,178	$1,787
Transport	3,991	3,627
Energy	3,128	2,817
Data Infrastructure	1,318	882
Corporate	(3,486)	(2,684)
Partnership capital	$7,129	$6,429

138 Brookfield Infrastructure

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 13 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
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
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

Brookfield Infrastructure 139

•
Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and

•	Other companies may calculate proportionate debt differently than we do.
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
See “Discussion of Segment Reconciling Items” beginning on page 151 for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
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

140 Brookfield Infrastructure

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

Brookfield Infrastructure 141

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

	For the year ended December 31,
US$ MILLIONS(1)	2019	2018	2017
Net income	$650	$806	$574
Add back or deduct the following:
Depreciation and amortization	1,214	801	671
Share of (earnings) losses from investments in associates and joint ventures(2)	(224)	13	(118)
FFO contribution from investments in associates and joint ventures(2)	591	546	584
Income tax expense	278	364	173
Mark-to-market on hedging items and other	101	20	59
Gain on sale of associate	—	(338)	—
Other expense	(28)	(34)	(61)
Consolidated Funds from Operations	2,582	2,178	1,882
FFO attributable to non-controlling interests(3)	(1,198)	(947)	(712)
FFO	1,384	1,231	1,170
Maintenance capital expenditures	(288)	(249)	(229)
AFFO	$1,096	$982	$941
Return of capital	(109)	(87)	(68)
AFFO less return of capital	$987	$895	$873

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

142 Brookfield Infrastructure

For the year ended December 31, 2019, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and income tax expense. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. Although revaluation gains result in higher asset values which drives higher depreciation expense, revaluation gains are recorded through other comprehensive income. For the impact of revaluation gains on operating results, please refer to reconciliation from net income to adjusted earnings contained within this section of the MD&A. FFO contribution from investments in associates and joint ventures increased from prior year due to organic growth and contributions from acquisitions completed during the year. Income taxes decreased from prior year due to taxes associated with the gain recognized on the disposal of a 28% interest in our Chilean electricity transmission business in 2018, partially offset by incremental charges from our recently completed acquisitions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $288 million (2018: $249 million, 2017: $229 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the year ended December 31,
US$ MILLIONS(1)	2019	2018	2017	2016	2015
Net income	$650	$806	$574	$528	$391
Add back or deduct the following:
Depreciation and amortization	1,214	801	671	447	375
Interest expense	904	555	428	392	367
Share of (earnings) losses from investments in associates and joint ventures(2)	(224)	13	(118)	(248)	(69)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	775	691	763	660	498
Income tax expense (recovery)	278	364	173	15	(4)
Mark-to-market on hedging items and other	101	20	59	(248)	(137)
Gain on sale of associates	—	(338)	—	—	—
Consolidated Adjusted EBITDA	3,698	2,912	2,550	1,546	1,421
Adjusted EBITDA attributable to non-controlling interests(3)	(1,807)	(1,299)	(986)	(224)	(244)
Adjusted EBITDA	$1,891	$1,613	$1,564	$1,322	$1,177

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

Brookfield Infrastructure 143

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
For the year ended December 31, 2019, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, and Adjusted EBITDA from investments in associates and joint ventures. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. Interest expense increased from the prior year due to additional asset-level borrowings used to fund new investments and organic growth opportunities, and interest expense recognized on lease liabilities upon the adoption of IFRS 16. Adjusted EBITDA from investments in associates and joint ventures benefited from organic growth, most notably at our North American gas transmission business and contributions from recently completed acquisitions. Income taxes decreased from the prior year due to taxes recognized on disposal of a 28% interest in our Chilean electricity transmission business completed in 2018, partially offset by incremental charges from our recently completed acquisitions.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017	2016	2015
Net income attributable to partnership(1)	$233	$410	$125	$487	$301
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	414	343	352	300	248
Mark-to-market on hedging items and other	(8)	(35)	106	(17)	(63)
Gain on sale of subsidiaries or ownership changes	(48)	(209)	(14)	(265)	(22)
Adjusted earnings	$591	$509	$569	$505	$464

(1)	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interest—Exchange LP Units, general partner and limited partners.
The difference between net income attributable to our partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $414 million (2018: $343 million, 2017: $352 million, 2016: $300 million, 2015: $248 million), mark-to-market gains on hedging items and other of $8 million (2018: gains of $35 million, 2017: losses of $106 million, 2016: gains of $17 million, 2015: gains of $63 million) and gains on the sale of subsidiaries or changes in ownership of $48 million (2018: $209 million, 2017: $14 million, 2016: $265 million, 2015: $22 million). Adjusted Earnings for the period benefited from organic growth across the majority of our operations and acquisitions completed in the past 12 months.

144 Brookfield Infrastructure

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2019	2018	2017	2016	2015
Net income (loss) per limited partnership unit(2)	$0.07	$0.59	$(0.04)	$1.13	$0.69
Add back or deduct the following:
Depreciation and amortization	2.20	1.92	1.92	1.75	1.50
Deferred income taxes	0.19	(0.02)	0.02	(0.01)	(0.16)
Mark-to-market on hedging items	(0.06)	(0.31)	0.29	(0.05)	(0.19)
Gain on sale of associates	—	(0.53)	—	—	—
Valuation losses (gains) and other	1.00	1.46	0.92	(0.10)	0.55
Per unit FFO(3)	$3.40	$3.11	$3.11	$2.72	$2.39

(1)
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.

(2)	During the year ended December 31, 2019, on average there were 285.6 million limited partnership units outstanding (2018: 276.9 million, 2017: 264.6 million, 2016: 244.7 million, 2015: 238.9 million).

(3)
During the year ended December 31, 2019, on average there were 407.6 million units outstanding (2018: 395.4 million, 2017: 376.8 million, 2016: 347.2 million, 2015: 337.4 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

The following table reconciles net income (loss) per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2019	2018	2017	2016	2015
Net income (loss) per limited partnership unit(1)	$0.07	$0.59	$(0.04)	$1.13	$0.69
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	1.02	0.87	0.93	0.86	0.74
Mark-to-market on hedging items and other	0.46	0.36	0.29	(0.05)	(0.18)
Gains on sale of subsidiaries or ownership changes	(0.11)	(0.53)	0.33	(0.49)	0.13
Adjusted earnings per unit(2)	$1.44	$1.29	$1.51	$1.45	$1.38

(1)
During the year ended December 31, 2019, on average there were 285.6 million limited partnership units outstanding (2018: 276.9 million, 2017: 264.6 million, 2016: $244.7 million, 2015: $238.9 million).

(2)
During the year ended December 31, 2019, on average there were 407.6 million units outstanding (2018: 395.4 million, 2017: 376.8 million, 2016: $347.2 million, 2015: $337.4 million), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

Brookfield Infrastructure 145

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017	2016	2015
Partnership Capital	$22,177	$14,668	$13,474	$9,644	$7,176
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(14,113)	(7,303)	(5,875)	(2,771)	(1,608)
Deficit	2,048	1,228	1,366	697	804
Accumulated other comprehensive income	(705)	(328)	(1,257)	(1,074)	(813)
Ownership changes	(398)	(109)	(109)	(109)	(107)
Invested Capital	$9,009	$8,156	$7,599	$6,387	$5,452
Invested capital has increased as a result of the issuance of units, net of repurchases of $781 million as well as the net issuance of $72 million preferred units and preferred shares.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Opening balance	$8,156	$7,599	$6,387
Issuance of preferred units, net of repurchases	72	341	220
Repurchases of limited partnership units and redeemable partnership units, net of issuances	781	(16)	992
Issuance of Exchange LP Units	—	232	—
Ending balance	$9,009	$8,156	$7,599
Weighted Average Invested Capital	$8,563	$7,858	$6,885
Our partnership has met its investment return objectives with return on Invested Capital of 12% for the year ended December 31, 2019 (2018: 11%, 2017: 13%).

146 Brookfield Infrastructure

OTHER RELEVANT MEASURES
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of December 31, 2019, 2018 and 2017:

	As of December 31,
US$ MILLIONS	2019	2018	2017
Partnership units outstanding, end of period(1)	418.3	399.2	394.0
Price(2)	$49.99	$34.53	$44.81
Market capitalization	20,911	13,784	17,655
Preferred units(3)	1,007	936	595
Proportionate net debt(4)	12,121	10,098	9,628
Enterprise value	$34,039	$24,818	$27,878

.

(1)	Includes limited partner, general partner, redeemable partnership units held by Brookfield and Exchange LP Units.

(2)	Market value of our partnership is calculated based on the price per unit referencing the closing price of our units on the NYSE.

(3)	Includes $935 million of preferred units and $72 million of preferred shares.

(4)
Please see Item 5.B “Liquidity and Capital Resources” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Infrastructure 147

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 151 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financial(1)
FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues	$1,125	$1,390	$1,014	$336	$—	$3,865	$(1,424)	$4,156	$6,597
Costs attributed to revenues	(366)	(668)	(500)	(161)	—	(1,695)	649	(2,349)	(3,395)
General and administrative costs	—	—	—	—	(279)	(279)	—	—	(279)
Adjusted EBITDA	759	722	514	175	(279)	1,891	(775)	1,807
Other (expense) income	(41)	1	24	3	91	78	11	(117)	(28)
Interest expense	(141)	(193)	(126)	(42)	(83)	(585)	173	(492)	(904)
FFO	577	530	412	136	(271)	1,384	(591)	1,198
Depreciation and amortization	(179)	(355)	(231)	(129)	(1)	(895)	399	(718)	(1,214)
Deferred taxes	(68)	31	(34)	10	(16)	(77)	52	(3)	(28)
Mark-to-market on hedging items and other	30	(160)	30	(30)	(49)	(179)	(84)	(60)	(323)
Share of losses from associates	—	—	—	—	—	—	224	—	224
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(417)	(417)
Net income (loss) attributable to partnership(2)	$360	$46	$177	$(13)	$(337)	$233	$—	$—	$233

148 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues	$1,055	$1,612	$668	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(322)	(930)	(340)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	733	682	328	93	(223)	1,613	(691)	1,299
Other (expense) income	(30)	2	22	(4)	72	62	11	(107)	(34)
Interest expense	(127)	(166)	(81)	(12)	(58)	(444)	134	(245)	(555)
FFO	576	518	269	77	(209)	1,231	(546)	947
Depreciation and amortization	(187)	(345)	(154)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(49)	47	(3)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(82)	(208)	(73)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associate, net of tax	—	—	—	—	209	209	—	—	209
Share of earnings from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(2)	$258	$12	$39	$6	$95	$410	$—	$—	$410

Brookfield Infrastructure 149

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other (expense) income	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	102	(104)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(449)	(449)
Net income (loss) attributable to partnership(2)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125

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

150 Brookfield Infrastructure

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

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
AS AT DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
AS AT DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580
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

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(37)	$(371)	$(240)	$(127)	$—	$(775)
Attribution to non-controlling interest	1,007	216	492	92	—	1,807
Adjusted EBITDA	970	(155)	252	(35)	—	1,032
Adjustments to items comprising FFO(2)
Contributions from investments in associates	16	92	54	22	—	184
Attribution to non-controlling interest	(265)	(120)	(165)	(59)	—	(609)
FFO	721	(183)	141	(72)	—	607
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	21	279	186	105	—	591
Attribution to non-controlling interest	(742)	(96)	(327)	(33)	—	(1,198)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

Brookfield Infrastructure 151

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(50)	$(339)	$(212)	$(90)	$—	$(691)
Attribution to non-controlling interest	959	162	178	—	—	1,299
Adjusted EBITDA	909	(177)	(34)	(90)	—	608
Adjustments to items comprising FFO(2)
Contributions from investments in associates	12	75	48	10	—	145
Attribution to non-controlling interest	(225)	(77)	(50)	—	—	(352)
FFO	696	(179)	(36)	(80)	—	401
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	38	264	164	80	—	546
Attribution to non-controlling interest	(734)	(85)	(128)	—	—	(947)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(120)	$(357)	$(194)	$(91)	$(1)	$(763)
Attribution to non-controlling interest	732	157	118	—	(21)	986
Adjusted EBITDA	612	(200)	(76)	(91)	(22)	223
Adjustments to items comprising FFO(2)
Contributions from investments in associates	31	67	65	15	1	179
Attribution to non-controlling interest	(134)	(67)	(54)	(3)	(16)	(274)
FFO	509	(200)	(65)	(79)	(37)	128
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	89	290	129	76	—	584
Attribution to non-controlling interest	(598)	(90)	(64)	3	37	(712)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

(1)	Revenues, costs attributed to revenues, general and administrative costs.

(2)	Other income, interest expense and cash taxes.

(3)	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

152 Brookfield Infrastructure

2019 vs. 2018
Contributions from investments in associates and joint ventures increased in 2019 compared to 2018 predominantly due to incremental earnings associated with recent acquisitions and organic growth initiatives. These increases were partially offset by the sale of a Chilean electricity transmission business in March 2018 and our European port operations in June 2019, and the impact of foreign exchange.
Attribution to non-controlling interest increased in 2019 compared to the prior year due to earnings associated with new acquisitions and organic growth.
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

Brookfield Infrastructure 153

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2019 and 2018.
Our group-wide liquidity at December 31, 2019 consisted of the following:

	As of
US$ MILLIONS	December 31, 2019	December 31, 2018
Corporate cash and financial assets	$273	$238
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(820)	(510)
Commitments under corporate credit facility	(54)	(47)
Proportionate cash retained in businesses	406	404
Proportionate availability under subsidiary credit facilities	687	817
Group-wide liquidity	$2,967	$3,377
At December 31, 2019, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $3.0 billion, a decrease from $3.4 billion at December 31, 2018, primarily the result of funds deployed for acquisitions and growth capital expenditures, offset by capital raised during the year. At the corporate level, we ended 2019 with $1.9 billion of liquidity, a decrease of $0.3 billion compared to the prior year.

154 Brookfield Infrastructure

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2019, scheduled principal repayments over the next five years are as follows:

December 31, 2019 US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Corporate borrowing	6	$—	$—	$346	$—	$1,359	$770	$2,475
Non-recourse borrowing	8	1,405	1,019	1,680	2,927	2,503	9,142	18,676
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not attributable to our partnership and to add proportionate debt of investments in associates. Management utilizes proportionate debt in understanding the capital structure of our underlying consolidated investments that are consolidated in our financial statements, but are not wholly-owned, and our investments in associates and joint ventures. Proportionate debt provides useful information as to how our partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage.

Brookfield Infrastructure 155

On a proportionate basis as of December 31, 2019, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2020	2021	2022	2023	2024	Beyond	Total
Recourse borrowings
Corporate borrowings	6	$—	$—	$346	$—	$1,359	$770	$2,475
Total recourse borrowings	6	—	—	346	—	1,359	770	2,475
Non-recourse borrowings(1)
Utilities
Regulated Transmission	10	62	17	16	383	68	402	948
Regulated Distribution	10	23	20	1	278	321	1,233	1,876
Regulated Terminal	3	149	288	186	149	168	49	989
	8	234	325	203	810	557	1,684	3,813
Transport
Rail	5	93	115	170	190	204	539	1,311
Toll Roads	9	102	157	197	139	163	700	1,458
Ports	3	54	70	90	12	57	38	321
	6	249	342	457	341	424	1,277	3,090
Energy
Natural Gas Midstream	6	7	28	499	166	259	842	1,801
Distributed Energy	17	54	60	57	41	92	386	690
	9	61	88	556	207	351	1,228	2,491
Data Infrastructure
Data Transmission & Distribution	5	—	—	180	3	237	239	659
Data Storage	5	2	48	22	51	2	147	272
	5	2	48	202	54	239	386	931
Total non-recourse borrowings(1)	8	546	803	1,418	1,412	1,571	4,575	10,325
Total borrowings(2)	7	$546	$803	$1,764	$1,412	$2,930	$5,345	$12,800
Cash retained in businesses
Utilities								$166
Transport								165
Energy								30
Data Infrastructure								45
Corporate								273
Total cash retained								$679
Net debt
Utilities								$3,647
Transport								2,925
Energy								2,461
Data Infrastructure								886
Corporate								2,202
Proportionate net debt								$12,121
Proportionate net debt		4%	6%	14%	11%	23%	42%	100%

(1)	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)
As of December 31, 2019, approximately 44% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 32% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 21% of our total borrowings, inclusive of the impact of interest rate swaps.

156 Brookfield Infrastructure

Our debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2019 was 57% (December 31, 2018: 55%). The weighted average cash interest rate is 4.5% for the overall business (December 31, 2018: 5.0%), in which our utilities, transport, energy, data infrastructure and corporate segments were 3.9%, 5.8%, 5.3%, 3.7%, and 3.6%, respectively (December 31, 2018: 4.3%, 6.8%, 5.3%, 3.6%, and 3.9%, respectively).
Proportionate debt, a Non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of December 31,
US$ MILLIONS	2019	2018
Consolidated debt	$21,019	$15,106
Add: proportionate share of debt of investments in associates:
Utilities	455	180
Transport	1,158	1,330
Energy	972	929
Data Infrastructure	688	445
Add: proportionate share of debt directly associated with assets held for sale	104	—
Less: borrowings attributable to non-controlling interest(1)	(11,094)	(6,346)
Premium on debt and cross currency swaps	(502)	(904)
Proportionate debt	$12,800	$10,740

(1)
Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient
The following table presents our hedged position in foreign currencies as of December 31, 2019:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	NZD	GBP	BRL	CLP(1)	CAD(2)	EUR	COP	PEN	INR
Equity Investment—US$	$813	$1,123	$170	$1,699	$2,271	$57	$814	$661	$141	$119	$268
FX contracts—US$	4,765	(996)	(170)	(1,699)	—	(293)	(814)	(661)	(119)	(13)	—
Net unhedged—US$	$5,578	$127	$—	$—	$2,271	$(236)	$—	$—	$22	$106	$268
% of equity investment hedged	N/A	89%	100%	100%	—%	100%	100%	100%	84%	11%	—%

(1)	CLP net equity investment presented at amortized cost and therefore not reflective of fair value.

(2)	CAD net equity investment excludes $935 million of preferred units and $72 million of preferred shares.

Brookfield Infrastructure 157

At December 31, 2019, 69% of our net equity investment is U.S. dollar functional currency. For the 12 months ended December 31, 2019, we recorded losses in other comprehensive income of $113 million related to these contracts (2018: gains of $97 million, 2017: losses of $266 million).
For additional information, see Note 8, “Fair Value of Financial Instruments”, Note 34, “Derivative Financial Instruments” and Note 35, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.
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

158 Brookfield Infrastructure

The following table reconciles changes in our proportionate cash for the year:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Funds from Operations (FFO)	$1,384	$1,231	$1,170
Maintenance capital	(288)	(249)	(229)
Funds available for distribution (AFFO)	1,096	982	941
Distributions paid	(1,027)	(919)	(794)
Funds available for reinvestment	69	63	147
Growth capital expenditures	(869)	(797)	(893)
Debt funding of growth capex	497	356	473
Non-recourse debt issuances (repayments)	111	209	(118)
Proceeds from capital recycling	780	1,033	—
New investments	(1,761)	(1,040)	(1,902)
Draws (repayments) on corporate credit facility	310	(279)	789
Partnership unit repurchases, net of issuances	781	(16)	992
Proceeds from debt issuances, net of repayments	87	283	129
Preferred unit and preferred shares issued, net of repurchases	72	341	220
Impact of foreign currency movements	(6)	(164)	(137)
Changes in working capital and other	(34)	56	65
Change in proportionate cash	37	45	(235)
Opening, proportionate cash	642	597	832
Closing, proportionate cash	$679	$642	$597
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

Brookfield Infrastructure 159

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO for the last three years:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Cash from operating activities	$2,143	$1,362	$1,481
Add: FFO from associates and joint ventures	591	546	584
Remove:
Distributions received from associates and joint ventures	(254)	(59)	(66)
Cash from operating activities attributable to non-controlling interests(1)	(1,209)	(1,028)	(840)
	1,271	821	1,159
Less: Maintenance capital expenditures	(288)	(249)	(229)
Taxes paid on disposition of Chilean electricity transmission operation	—	256	—
Changes in working capital and other items	113	154	11
AFFO(2)	$1,096	$982	$941

(1)
By removing cash from operating activities attributable to non-controlling interests, our partnership is able to present AFFO attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the“Reconciliation of Non-IFRS Financial Measures” section on page 139.

(2)
The most-closely related IFRS measure to AFFO is net income. However, occasionally we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section on page 139 for a reconciliation of AFFO to net income.

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

160 Brookfield Infrastructure

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Capital deployed in new investments	$1,761	$1,040	$1,902
Growth capital expenditures (net of non-recourse debt financing)	372	441	420
	2,133	1,481	2,322
Total capital market activity
Equity issuances (repurchases)	781	(16)	992
Preferred units issuance, net of repurchases	87	341	220
Corporate debt issuance, net of repayments	72	283	129
	940	608	1,341
Proceeds from asset sales(1)	1,040	1,033	—
	1,980	1,641	1,341
Net outflow (funding) from retained cash flows and credit facility draws	$153	$(160)	$981

(1)
2019 proceeds from assets sales include $260 million from the sale of a Colombian regulated distribution business and a partial interest in a Chilean toll road operation which closed subsequent to December 31, 2019.

We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:

•	we target retaining 15% of our operating cash flows (FFO) for the equity component of recurring growth capital expenditures; and

•	we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 3 years, we have deployed $5.9 billion in acquisitions and organic growth initiatives of which $5.0 billion has been funded through our capital recycling program and capital market issuances.
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

Brookfield Infrastructure 161

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Funds from Operations (FFO)	$1,384	$1,231	$1,170
Adjusted Funds from Operations (AFFO)	1,096	982	941
Distributions(1)	1,027	919	794
FFO payout ratio(2)	74%	75%	68%
AFFO payout ratio(2)	94%	94%	84%

(1)	Includes distributions to limited partners, Redeemable Partnership Units held by Brookfield and holders of Exchange LP Units, the general partner, preferred unitholders, and incentive distributions.

(2)
Our 2019 and 2018 payout ratios were impacted by the timing related to deployment of capital raised in our July 2019 equity offering, the 2018 sale of our Chilean electricity transmission business and the 2018 financing at our Brazilian regulated gas transmission business.

Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:

•	the results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets; and

•	our partnership’s group-wide liquidity and its ability to fund committed capital investments
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:

i)
growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and data infrastructure operations; or

ii)	maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
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

162 Brookfield Infrastructure

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
Over the last three years, reviews were completed at a number of operations that together make up approximately 85% of our partnership’s FFO. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next year, our partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Growth capital expenditures by segment
Utilities	$416	$402	$449
Transport	162	208	326
Energy	187	135	76
Data Infrastructure	104	52	42
	$869	$797	$893

Brookfield Infrastructure 163

Growth capital expenditures for the year ended December 31, 2019 were $869 million, an increase of $72 million or 9% versus 2018. The increase in growth capital expenditures is primarily due to higher connections activity at our U.K. regulated distribution business and growth projects associated with capital deployed into our energy and data infrastructure segments. These increases were partially offset by the completion of major projects at our South American rail and toll road businesses, as well as the first phase of the Gulf Coast expansion at our North American natural gas transmission business in 2018. Additionally, growth capital expenditures were reduced by a stronger U.S. dollar relative to the Brazilian real.
The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2019	2018	2017
Maintenance capital expenditures by segment
Utilities	$25	$30	$18	$17	$15
Transport	125	135	155	155	133
Energy	115	125	98	64	70
Data Infrastructure	45	50	17	13	11
	$310	$340	$288	$249	$229
Maintenance capital expenditures for the year ended December 31, 2019 were $288 million, an increase of $39 million relative to the prior year. The increase in maintenance capital expenditures is commensurate with newly acquired businesses, partially offset by the depreciation of Brazilian real relative to the U.S. dollar. In the last two years, we acquired several new businesses, primarily in our energy and data infrastructure segments, which we estimate will require between $30-40 million of ongoing annual maintenance capital expenditures. We estimate annual maintenance capital expenditures for the upcoming year to be $25-30 million, $125-135 million, $115-125 million, and $45-50 million for our utilities, transport, energy, and data infrastructure segments, respectively, for a total range between $310-340 million prospectively. For the year ended December 31, 2019, our maintenance capital expenditures were marginally below our 2019 estimated range as a result of capital expenditures related to businesses sold during the year and timing of maintenance spend in our energy segment. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2019, 2018, and 2017:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2019	2018	2017
Cash from operating activities	$2,143	$1,362	$1,481
Cash used by investing activities	(11,372)	(5,564)	(5,721)
Cash from financing activities	9,542	4,418	3,814
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

164 Brookfield Infrastructure

2019 vs. 2018
Cash from operating activities
Cash from operating activities totaled $2.1 billion during the year ended December 31, 2019, an increase of $0.8 billion from 2018. Operating cash flows benefited from initial contributions from acquisitions completed during the year and organic growth from our existing operations. Prior year results also included $0.3 billion payment of taxes triggered by the disposition of our investment in a Chilean electricity transmission operation.
Cash used by investing activities
Cash used by investing activities was $11.4 billion during the year ended December 31, 2019, an increase of $5.8 billion from 2018. Investing activities reflect a higher level of capital deployment due to various acquisitions. Net investment activity, inclusive of strategic partnerships accounted for using the equity method, increased by $5.8 billion.
Cash from financing activities
Our partnership generated $9.5 billion of cash flows from financing activities during the year ended December 31, 2019, as compared to $4.4 billion in 2018. The increase was the result of higher capital deployment and therefore additional financing requirements. In 2019, we raised an additional $4.6 billion from non-controlling interests and $0.5 billion additional proceeds from issuance of partnership units and preferred shares. These increases were partially offset by increased distributions to unitholders and the general partner of $0.1 billion.
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
Cash from financing activities
Our partnership generated $4.4 billion of cash flows from financing activities during the year ended December 31, 2018, as compared to $3.8 billion in 2017. The increase was due to $3.6 billion of additional non-recourse borrowings, primarily associated with acquisitions completed during 2018, partially offset by lower corporate borrowings and capital market activities of $2.0 billion and lower net capital provided by non-controlling interests of $1.0 billion.

Brookfield Infrastructure 165

PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.38% managing general partner interest. As of December 31, 2019, Brookfield holds a 29.24% interest in the Holding LP through Redeemable Partnership Units and an additional 0.38% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units. Based on the number of units outstanding as of December 31, 2019, Brookfield’s aggregate limited partnership interest in our partnership is approximately 29.4% assuming the exchange of all the Redeemable Partnership Units.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.
Brookfield’s 0.38% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2019, the Holding LP paid incentive distributions of $158 million (2018: $136 million, 2017: $113 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.

166 Brookfield Infrastructure

On November 8, 2019, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 14,672,644 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on November 12, 2019 and will terminate on November 11, 2020, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year.
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 204,053 units (2018: 369,826 units).
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2019	December 31, 2018
Redeemable Partnership Units, held by Brookfield	121,952,992	115,824,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	293,528,515	277,347,890
Total	417,081,917	394,773,292
In July 2019, we issued approximately 13.5 million units at $42.50 per unit in public offerings in the United States and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, we issued approximately 6.1 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield in a private placement for additional proceeds of $250 million. After giving effect to the public offering and concurrent private placement to Brookfield, our partnership’s interest in the Holding LP decreased slightly without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $8 million that was recognized directly in equity.
During 2019 and 2018, our outstanding issued Redeemable Partnership Units changed as follows:

	2019		2018
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,078	115,824,992	$2,078	115,824,992
Units issued	250	6,128,000	—	—
Outstanding at end of year	$2,328	121,952,992	$2,078	115,824,992
During 2019 and 2018, our outstanding issued Special General Partner Units changed as follows:

	2019		2018
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410
Outstanding at end of year	$19	1,600,410	$19	1,600,410

Brookfield Infrastructure 167

During 2019 and 2018, our outstanding issued Managing General Partner Units changed as follows:

	2019		2018
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$4,911	277,347,890	$4,907	276,572,900
Units issued	612	16,955,873	34	1,637,770
Units repurchased and cancelled	(28)	(775,248)	(30)	(862,780)
Outstanding at end of year	$5,495	293,528,515	$4,911	277,347,890
During 2019 and 2018, our outstanding issued Exchange LP Units changed as follows:

	2019		2018
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$212	4,458,226	$—	—
Units issued	—	—	232	5,726,170
Units exchanged	(53)	(3,222,070)	(20)	(1,267,944)
Outstanding at end of year	$159	1,236,156	$212	4,458,226
During the year ended December 31, 2019, Exchange LP unitholders exchanged 3.2 million Exchange LP Units for $53 million of our units.
On October 16, 2018, Exchange LP, a subsidiary of our partnership, issued 5.7 million Exchange LP Units for proceeds of $232 million in connection with the privatization of Enercare Inc. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.
The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2019	December 31, 2018
Holding LP Series 1 Preferred Units	4,989,265	4,992,806
Holding LP Series 3 Preferred Units	4,989,262	4,994,852
Holding LP Series 5 Preferred Units	9,986,588	9,994,056
Holding LP Series 7 Preferred Units	11,979,750	11,990,405
Holding LP Series 9 Preferred Units	7,986,595	7,993,758
Holding LP Series 11 Preferred Units	9,936,190	9,964,100
Total	49,867,650	49,929,977
During 2019 and 2018, our outstanding issued Preferred Units changed as follows:

	2019		2018
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$936	49,929,977	$595	32,000,000
Units issued	—	—	342	18,000,000
Units repurchased and cancelled	(1)	(62,327)	(1)	(70,023)
Outstanding at end of year	$935	49,867,650	$936	49,929,977
During the year ended December 31, 2019, Brookfield Infrastructure repurchased and cancelled less than 0.1 million (2018: 0.1 million) preferred units for $1 million (2018: $1 million).

168 Brookfield Infrastructure

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
5.C    RESEARCH AND DEVELOPMENT
Not applicable.
5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. In addition, we have a substantial capital backlog to be commissioned in the next two to three years and we believe that notwithstanding increasing political uncertainty, most of our markets have favorable outlooks, which we believe provides an opportunity for increased organic growth in cash flows. Our beliefs as to the opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See page 4, “Forward-Looking Statements”.
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

Brookfield Infrastructure 169

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
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our business for the following reasons:

•
Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns. In 2019, we secured or completed the sale of six mature assets and up financings for total proceeds of approximately $1.5 billion and an FFO exit yield of 9%. We redeployed the capital into several new investments that we expect to generate an average FFO yield of 12%.

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

We believe the current outlook for Brookfield Infrastructure is favorable. We are operating in a global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
Our primary focus for the upcoming year is to advance our pipeline of transactions that are well progressed. We also remain focused on the integration plans at our recently acquired businesses and executing on our organic capital project initiatives.

170 Brookfield Infrastructure

5.E    OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2019, letters of credit issued on behalf of our subsidiaries amounted to $54 million (December 31, 2018: $47 million). Refer to Note 30 Contingent Assets and Liabilities within the Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2019 for further details.
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
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2019:

December 31, 2019 US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$1,702	$94	13	$28	$254	$2,091
Corporate borrowing	—	—	346	1,359	770	2,475
Non-recourse borrowing	1,405	1,019	1,680	5,430	9,142	18,676
Financial liabilities	327	293	34	1,046	473	2,173
Lease liabilities(1)	223	194	175	300	1,903	2,795

Interest Expense:
Corporate borrowing	74	74	64	101	123	436
Non-recourse borrowing	715	660	639	1,123	2,483	5,620

(1)	The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. Please refer to Note 3 Significant Accounting Policies for further details.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $303 million per year based on the December 31, 2019 market capitalization of our partnership plus preferred units and recourse corporate net debt.

Brookfield Infrastructure 171

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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	70	Chair	Director
Jeffrey Blidner Toronto, Canada	71	Director	Vice Chairman of Brookfield Asset Management
William Cox(2) Pembroke, Bermuda	57	Director	Business Executive
John Fees Lynchburg, Virginia	62	Director	Non-Executive Chairman of BWXT
Roslyn Kelly London, United Kingdom	47	Director	Senior Managing Director of Mediobanca
Derek Pannell(2)(3) Saint John, Canada	73	Director	Director
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	46	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	60	Director	Senior Advisor of Egon Zehnder

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

(2)	Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.

(3)	Member of the audit committee. Anne Schaumburg is the chair of the audit committee. Daniel Muñiz Quintanilla is our audit committee financial expert.

172 Brookfield Infrastructure

Anne Schaumburg.   Anne has served as a director of our General Partner since November 3, 2008 and was appointed as Chair on February 7, 2020. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of the general partner of Brookfield Renewable Partners L.P. and Chairman of the general partner of Brookfield Business Partners L.P. He also serves as a director of Brookfield Asset Management, the general partner of Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
William Cox.   William has served as a director of our General Partner since November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
John Fees.   John has served as a director of our General Partner since April 22, 2013. He is the Non-Executive Chairman of BWX Technologies, Inc. (“BWXT”), having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 39 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 at The Babcock & Wilcox Company. While Chief Executive Officer of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh
Roslyn Kelly. Roslyn has served as a director of our General Partner since February 7, 2020. She is a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. As part of her role, Roslyn is a member of both the EXCOs of Cairn Capital, a London based diversified credit asset manager, and RAM Active Investments, a Geneva based systematic equity fund. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.

Brookfield Infrastructure 173

Derek Pannell.   Derek has served as a director of our General Partner since June 15, 2007 and as Chair until February 2020. Until April 2010, he was a Managing Partner of Brookfield Asset Management and prior to this he was the Chief Executive Officer of Noranda Inc. and Falconbridge Limited from June 2002 to October 2006. He also served as the President and Chief Operating Officer for Noranda Inc. between September 2001 and June 2002. Derek is a metallurgical engineer with over 42 years of experience in the mining and metals industry. He is former Chair of the Mining Association of Canada and board member of the International Council on Mining and Metals. Derek was a board member of Teck Resources Inc. until April 1, 2010 and African Barrick Gold until April 2013 and currently serves as the Chairman of Nutrien Ltd, which was formed in January 2018 following the merger of Potash Corp and Agrium Inc, of which he was a Director from 2007. Derek is a professional engineer registered in Quebec and Peru and is an Associate of the Royal School of Mines and a Fellow of the Canadian Academy of Engineers. Derek holds a Bachelor of Science degree from Imperial College in London, England.
Daniel Muñiz Quintanilla. Daniel has served as a director of our General Partner since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico.
Rajeev Vasudeva.   Rajeev has served as a director of our General Partner since August 1, 2019. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He most recently served as the Chief Executive Officer of Egon Zehnder for five years, where he led the establishment of its global advisory business and built its practices in India, the Middle East and Africa. He currently serves as Chairman of Centum Learning Ltd. and is a Senior Advisor to Egon Zehnder.
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
Our Management
Our General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 144,000 operating employees and over 1,000 investment professionals, worldwide. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

174 Brookfield Infrastructure

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Sam Pollock	53	30	25	Chief Executive Officer
Bahir Manios	41	18	15	Chief Financial Officer
Ben Vaughan	48	22	19	Chief Operating Officer
Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, energy and data infrastructure operations. Set forth below is biographical information for Messrs. Pollock, Manios and Vaughan:
Sam Pollock. Sam is a Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Provider. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Asset Management’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
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
Ben Vaughan. Ben is a Managing Partner of Brookfield Asset Management and Chief Operating Officer of the Service Provider. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable Group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
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

Brookfield Infrastructure 175

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and SEDAR at www.sedar.com and is available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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

176 Brookfield Infrastructure

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

Brookfield Infrastructure 177

The table below sets forth the management fees for the years ended December 31, 2019, 2018 and 2017, respectively.

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Base management fee	$270	$230	$158
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

178 Brookfield Infrastructure

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

Brookfield Infrastructure 179

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
6.B    COMPENSATION
Compensation
During the year ended December 31, 2019, our General Partner paid each of its directors (other than the chairperson) $125,000 per year for serving on its board of directors and various board committees. Our General Partner during the year ended December 31, 2019 paid the chairperson of the board of directors $175,000 per year for serving as chairperson of its board of directors. Also during the year ended December 31, 2019 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson’s total remuneration for the 2019 fiscal year $145,000.
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

180 Brookfield Infrastructure

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

Brookfield Infrastructure 181

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

182 Brookfield Infrastructure

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

Brookfield Infrastructure 183

The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. See also Item 6.A “Directors and Senior Management”.
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
The nominating and governance committee is responsible for recommending the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our General Partner and the performance of its board of directors and individual directors. Subsequent to dissolution of the compensation committee of the board of directors of the General Partner during the year ended December 31, 2013, the nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at https://bip.brookfield.com/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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

184 Brookfield Infrastructure

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

Brookfield Infrastructure 185

6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner own less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”

186 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2019.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3)	122,202,637	(3)	29.4%	(3)
Partners Limited(4)	123,404,725	(4)	29.7%	(4)
Bank of Montreal(5)	21,468,711	(5)	7.7%	(5)

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

(2)
The percentages shown are based on 293,528,515 units outstanding as of December 31, 2019 and in the case of Brookfield Asset Management and Partners Limited, 121,952,992 additional units upon exchange of all of the Redeemable Partnership Units.

(3)
Brookfield Asset Management may be deemed to be the beneficial owner of 122,202,637 of our units that it holds through wholly-owned subsidiaries, constituting approximately 29.4% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units. This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management.

(4)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 123,404,725 of our units, constituting approximately 29.7% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units are exchanged for our units. This amount includes 1,163,986 of our units beneficially held by Partners Value Investments LP and all of our units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with each of Brookfield Asset Management and Partners Value Investments LP) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 38,102 of our units with respect to which it has sole voting and investment power.

(5)	Based on a Schedule 13G filed by Bank of Montreal on February 14, 2020.
Our major unitholders have the same voting rights as all other holders of our units.
As of December 31, 2019, 49,127.014137 of our outstanding units were held by 650 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2019, DTC was the holder of record of 95,703,326 units.
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
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 33, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 187

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

188 Brookfield Infrastructure

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

Brookfield Infrastructure 189

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

190 Brookfield Infrastructure

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

Brookfield Infrastructure 191

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

192 Brookfield Infrastructure

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

Brookfield Infrastructure 193

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
Conflicts of Interest and Fiduciary Duties
As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our partnership’s) investment and asset management activities. As such, our organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our partnership and our unitholders and preferred unitholders, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our partnership).

194 Brookfield Infrastructure

The discussion below sets out certain of these conflicts of interest, but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favourable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts protocol that has been approved by our General Partner’s independent directors. The conflicts protocol was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. As it is not possible to predict all of the types of conflicts that may arise, the protocol focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
As described elsewhere herein, we pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in infrastructure and related assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders or preferred unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, timberlands, renewable power or technology investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, our partnership in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favourable than otherwise would have been the case).

Brookfield Infrastructure 195

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our partnership, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including opportunities that we may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it could still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there are likely to be differences in the overall performance of our partnership, Brookfield and Brookfield Accounts that have overlapping investment mandates.
In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our partnership), Brookfield will face certain potential conflicts of interest between the interests of our partnership, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our partnership, where Brookfield is entitled to higher fees from Brookfield Accounts than from our partnership, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our partnership’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•
Allocation of Broken-Deal Expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our partnership, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

196 Brookfield Infrastructure

•
Co-Investment Opportunities and Expenses. Because of the scale of typical infrastructure acquisitions, we offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we expect to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other Activities of Our Investment Personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to us. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our partnership or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Investing Affiliate (as defined below).

Brookfield Infrastructure 197

•
Investments by Brookfield Personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

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

•
Warehousing Investments. From time to time, Brookfield will “warehouse” certain investments on our behalf, i.e., Brookfield will make an investment on our behalf and transfer it to us at a later date at cost, plus a pre-agreed interest rate, after we have raised sufficient capital, including financing to support the acquisition. Similarly from time to time, we will warehouse one or more investments for a Brookfield Account in which we are invested (or expect to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and we cannot find another buyer for the investment, we would be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, from time to time we buy investments from and/or sell investments to Brookfield and/or Brookfield Accounts. While such transactions generally require the approval of our General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favourable to us as a party to any such transaction.

198 Brookfield Infrastructure

•
Terms of an Investment by Our Partnership May Benefit or Disadvantage Brookfield or a Brookfield Account. In making decisions with regard to certain potential investments by our partnership (or by a Brookfield Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of our partnership (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate and/or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our partnership. Subject to applicable law and our conflicts policy, Brookfield from time to time causes our partnership to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our partnership invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our partnership, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, we pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which results in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our partnership; or (c) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is possible that we will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another.
The interests of Brookfield or Brookfield Accounts in such investments could differ from our interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than us.

Brookfield Infrastructure 199

In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different target rates of return.
As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that would have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our partnership, even though taking such interests into account could adversely affect us.

200 Brookfield Infrastructure

In addition, from time to time, we and Brookfield or a Brookfield Account jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, from time to time, we and Brookfield or a Brookfield Account jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time, we provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our partnership. Likewise, from time to time, Brookfield Account(s) in which we are invested provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our partnership (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our partnership (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation to) refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our partnership will in certain circumstances benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest exist with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.
As a result of the various conflicts and related issues described above, we could sustain losses during periods in which Brookfield or Brookfield Account(s) achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating / investment activities and/or to pay down higher cost capital), providing (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield Infrastructure 201

Brookfield, in its capacity as our Service Provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our partnership will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our partnership. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our partnership (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our partnership or other Brookfield affiliates (as applicable).  These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by the Nominating and Governance Committee of the board of directors of our General Partner in accordance with our protocol for resolving potential conflicts of interest.

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates that overlap with our investment mandate giving rise to potential conflicts. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our partnership. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

202 Brookfield Infrastructure

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•
Brookfield Personnel Arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our partnership and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our partnership) will not bear higher costs than they would have had such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our partnership and/or portfolio companies in which we are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our partnership and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our partnership and/or portfolio companies in which we are (directly or indirectly) invested typically result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our partnership and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our partnership and/or our portfolio companies. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

Brookfield Infrastructure 203

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our company, the Brookfield Accounts in which we are invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders or preferred unitholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that we will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).

204 Brookfield Infrastructure

•
Related Party Transactions. We (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our partnership to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the General Partner’s independent directors or the unitholders.

These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, we and our portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.

While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our capabilities and is an integral part of our operations.

Brookfield Infrastructure 205

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading will result in Brookfield and/or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our partnership, or result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our partnership, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

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

•
Material Non-Public Information; Trading Restrictions. From time to time, our ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our partnership, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our partnership due to Brookfield’s activities outside our partnership regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that would limit our ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information). This will adversely affect our ability to make and/or dispose of certain investments during certain times.

206 Brookfield Infrastructure

Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our partnership are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our partnership, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, our partnership and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our partnership and/or Brookfield Accounts that we are invested in.

•
Client and Other Relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our business activities without providing us with an opportunity to participate, which results in the allocation of Brookfield’s resources, personnel and acquisition and business opportunities to others that compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our interests, and we generally will compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

•
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders.

Brookfield Infrastructure 207

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our partnership than for itself or a Brookfield Account, including because our partnership, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our partnership, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our partnership. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our partnership with us, and our partnership will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders or preferred unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our partnership, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Oaktree. In 2019, Brookfield acquired approximately 61% of the business of Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.

208 Brookfield Infrastructure

We expect that our partnership and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our partnership, our portfolio companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our partnership (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our partnership and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our partnership and Brookfield Accounts that we are invested in, but which are not made available to us or those Brookfield Accounts. Our partnership and Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our partnership and Brookfield Accounts that we are invested in with Brookfield, and our partnership and Brookfield Accounts that we are invested in will have no rights with respect to any such opportunities.

Brookfield Infrastructure 209

In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our partnership and Brookfield Accounts that we are invested in without the consent of the Clients or Brookfield. From time to time, our partnership and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by our partnership and/or Brookfield Accounts that we are invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by our partnership and/or Brookfield Accounts that we are invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our partnership and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our partnership and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our partnership and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our partnership and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our partnership (directly or indirectly). Our partnership and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our partnership and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our partnership and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our partnership and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

210 Brookfield Infrastructure

Brookfield and Oaktree may decide, at any time and without notice to our partnership or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our partnership and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to the Clients, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our partnership and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.
As noted under “Related Party Transactions” above, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions.”

•
Service Providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders or preferred unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that we are directly or indirectly invested in. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Brookfield Infrastructure 211

In addition, Brookfield, Brookfield Accounts and we will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and us, on the other hand, in determining whether to engage such service providers. Further, our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.
Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to us and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide other services (e.g., consulting services) at favorable or below market rates. Such relationships create incentives for Brookfield to select one financial institution over another. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered.

212 Brookfield Infrastructure

•
Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our partnership or Brookfield Accounts in which we are invested generally will be treated as expenses of our partnership or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our partnership, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse Interests. The various types of investors in and beneficiaries of our partnership, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our partnership and any entities with which we co-invest generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders and preferred unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

Brookfield Infrastructure 213

•
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our interests. Our General Partner or Brookfield have made (and will likely make) decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders and preferred unitholders or consistent with the determination our General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our partnership could affect our General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.”
As noted above, activities and transactions that give rise to potential conflicts of interests between our partnership and our unitholders and preferred unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts management policy that has been approved by our General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

214 Brookfield Infrastructure

Pursuant to the conflicts management policy, Brookfield is required to seek the prior approval of our General Partner’s independent directors for certain transactions, including: (i) acquisitions by our partnership from, and dispositions by our partnership to, Brookfield and Brookfield Accounts; (ii) the dissolution of our partnership or the Holding LP; (iii) any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement; and (vi) any other material transaction involving our partnership and Brookfield. Pursuant to the conflicts management policy, our General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters. In certain circumstances, these transactions are likely to be related party transactions and/or activities for the purposes of and subject to certain requirements of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, would permit it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership was included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply would be increased to include the approximately 29.4% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield.
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

Brookfield Infrastructure 215

Our Limited Partnership Agreement contains various provisions that modify the scope of the fiduciary duties that are owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the General Partner, therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.
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
These provisions are detrimental to our unitholders and preferred unitholders because they limit the scope of the fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. We believe it is necessary to modify the scope of the fiduciary duties that are owed to us, our unitholders and preferred unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of our General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D “Risk Factors-Risks Relating to Our Relationship with Brookfield-Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.”
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

216 Brookfield Infrastructure

Other Related Party Transactions
Brookfield Infrastructure is the borrower under a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The independent directors of our General Partner approved Brookfield Infrastructure’s entry into this revolving credit facility on February 8, 2018. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.00% and no commitment fees were incurred for any undrawn balance. As of December 31, 2019, there were no borrowings outstanding.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned on such deposits is at market terms. At December 31, 2019, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2018: less than $1 million) and earned interest of less than $1 million for year ended December 31, 2019 (2018: less than $1 million, 2017: less than $1 million). At December 31, 2019, Brookfield’s deposit balance with Brookfield Infrastructure was $nil (December 31, 2018: $nil) and Brookfield Infrastructure incurred interest expense of $4 million for year ended December 31, 2019 (2018: $nil, 2017: $nil).
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

Brookfield Infrastructure 217

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

218 Brookfield Infrastructure

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the SEC at www.sec.gov and our Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on display.”
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

Brookfield Infrastructure 219

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

220 Brookfield Infrastructure

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

Brookfield Infrastructure 221

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

222 Brookfield Infrastructure

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

Brookfield Infrastructure 223

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

224 Brookfield Infrastructure

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
Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our partnership:
(i) our partnership or an affiliate of our partnership acquires, buys, buys back or otherwise purchases our units in connection with an offer or program by our partnership or the affiliate to acquire, buy, buy back, or otherwise purchase our units other than by way of a normal course issuer bid or other open market purchase;
(ii) the money or property that is used by our partnership or the affiliate to acquire, buy, buy back or otherwise purchase our units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our partnership from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership;
(iii) our partnership has income for Canadian federal income tax purposes; and

Brookfield Infrastructure 225

(iv) the income for Canadian federal income tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains (for Canadian federal income tax purposes) realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for Canadian federal income tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for Canadian federal income tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for Canadian federal income tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for Canadian federal income tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the partnership’s limited partners units are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each such limited partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units acquired by our partnership or the affiliate from the limited partner is of the total number of units acquired from all partners. The balance (if any) of the income for Canadian federal income tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for Canadian federal income tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a distribution from our partnership.
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

226 Brookfield Infrastructure

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

Brookfield Infrastructure 227

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

228 Brookfield Infrastructure

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

Brookfield Infrastructure 229

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

230 Brookfield Infrastructure

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
Our partnership will be dissolved upon either (i) the withdrawal of our General Partner as the general partner of our partnership without the appointment of a successor having been implemented or (ii) the entry by a court of competent jurisdiction of a decree of judicial dissolution of our partnership or an order to wind up or liquidate our General Partner without the appointment of a successor. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which it becomes the general partner of our partnership and assumes the rights and undertakes the obligations of the general partner and our partnership receives an opinion of counsel that the admission of the new general partner as general partner will not result in the loss of the limited liability of any limited partner.
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

Brookfield Infrastructure 231

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

232 Brookfield Infrastructure

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

Brookfield Infrastructure 233

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

234 Brookfield Infrastructure

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

Brookfield Infrastructure 235

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
Book-Based System
Our units and preferred units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of units and preferred units may be effected through the book-based system administered by CDS or DTC, as applicable.
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

236 Brookfield Infrastructure

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

Brookfield Infrastructure 237

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

238 Brookfield Infrastructure

Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.4% assuming the exchange of the Redeemable Partnership Units (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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

Brookfield Infrastructure 239

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

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.5375		$2.150
First distribution threshold		$0.203		$0.812
Total units of Holding LP	418
Total first distribution			$85		$340
Distribution in excess of first distribution threshold		$0.017		$0.068
Total units of Holding LP	418
Second distribution to partners			$7		$28
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$8		$32
Distribution in excess of second distribution threshold		$0.3175		$1.270
Total units Holding LP	418
Third distribution to partners			$133		$532
25% incentive distribution to the holder of Special General Partner Units			44		176
Total third distribution			$177		$708
Total distributions to partners (including incentive distributions)			$270		$1,080
Total incentive distributions to the holder of Special General Partner Units			$45		$180
The table below sets forth the incentive distributions for the years ended December 31, 2019, 2018 and 2017 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Incentive Distributions	$158	$136	$113
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

240 Brookfield Infrastructure

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

Brookfield Infrastructure 241

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
The limited partnership agreement of the Holding LP provides that the amount of any incentive distributions paid to the holder of Special General Partner Units in accordance with the distribution entitlements described above will be (a) reduced, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, in an equitable manner to avoid duplication of distributions and (b) increased by the additional amount that would have been payable to the Special General Partner if any security that is determined by Holding LP’s managing general partner to be the economic equivalent of a unit (an “Equivalent Security”) outstanding on the last day of the applicable quarter had been exchanged or redeemed for units and the related issuance of Managing General Partner Units had taken place immediately prior to the last day of the applicable quarter less any applicable incentive distributions paid in the applicable quarter in respect of the Equivalent Securities.
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

242 Brookfield Infrastructure

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

Brookfield Infrastructure 243

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

244 Brookfield Infrastructure

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

Brookfield Infrastructure 245

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

246 Brookfield Infrastructure

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

Brookfield Infrastructure 247

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

248 Brookfield Infrastructure

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

Brookfield Infrastructure 249

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

250 Brookfield Infrastructure

6.
Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

7.
Second Supplemental Indenture dated March 11, 2015 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

8.
Guarantee dated March 11, 2015 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

9.
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

10.
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

11.
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

12.
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

13.
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;

14.
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F

Brookfield Infrastructure 251

15.
Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under “Additional Information - Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement”; and

16.
Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F.

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
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

252 Brookfield Infrastructure

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

Brookfield Infrastructure 253

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

254 Brookfield Infrastructure

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

Brookfield Infrastructure 255

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

256 Brookfield Infrastructure

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

Brookfield Infrastructure 257

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

258 Brookfield Infrastructure

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

Brookfield Infrastructure 259

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

260 Brookfield Infrastructure

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2020. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure”, below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.

Brookfield Infrastructure 261

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.
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
If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Such inclusions will be treated as ordinary income (whether or not attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC.
Your tax basis in your units will be increased to reflect any required Subpart F income. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “-Consequences to U.S. Holders-Holding of Our Units-Income and Loss”. Amounts included as Subpart F income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.
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

262 Brookfield Infrastructure

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
Based on our organizational structure, the General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject to proposed Treasury Regulations yet to be made final, as well as other guidance yet to be issued. Specifically, under recently proposed Treasury Regulations on which we may be permitted to rely, only U.S. Holders that are U.S. Shareholders would be required to include in income their allocable shares of a CFC’s Subpart F income. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.
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

Brookfield Infrastructure 263

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

264 Brookfield Infrastructure

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

Brookfield Infrastructure 265

However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax is temporarily suspended with respect to the disposition of an interest in a publicly traded partnership until proposed Treasury Regulations or other guidance has been made final.
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

266 Brookfield Infrastructure

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

Brookfield Infrastructure 267

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
The application of the partnership audit rules to our partnership and our unitholders is uncertain. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.
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

268 Brookfield Infrastructure

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

Brookfield Infrastructure 269

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

270 Brookfield Infrastructure

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

Brookfield Infrastructure 271

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

272 Brookfield Infrastructure

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

Brookfield Infrastructure 273

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
Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our partnership:
(i) our partnership or an affiliate of our partnership acquires, buys, buys back or otherwise purchases our units (other than preferred units) in connection with an offer or program by our partnership or the affiliate to acquire, buy, buy back, or otherwise purchase our units (other than preferred units) other than by way of a normal course issuer bid or other open market purchase;
(ii) the money or property that is used by our partnership or the affiliate to acquire, buy, buy back or otherwise purchase our units (other than preferred units) is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our partnership from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership;
(iii) our partnership has income for tax purposes; and
(iv) the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership,

274 Brookfield Infrastructure

then the income for tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Holders whose units (other than preferred units) are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each Canadian Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of units (other than preferred units) acquired by our partnership or the affiliate from the Canadian Holder is of the total number of units (other than preferred units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units (other than preferred units) are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a distribution from our partnership.
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

Brookfield Infrastructure 275

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

276 Brookfield Infrastructure

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

Brookfield Infrastructure 277

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

278 Brookfield Infrastructure

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

Brookfield Infrastructure 279

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

280 Brookfield Infrastructure

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

Brookfield Infrastructure 281

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

282 Brookfield Infrastructure

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

Brookfield Infrastructure 283

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

284 Brookfield Infrastructure

Definition of “corporate limited partnership”
Under subsection 94D(1)(a) of the ITAA 1936, a limited partnership will be a corporate limited partnership in relation to the year of income of the partnership if the year of income is the 1995-96 year of income or a later year of income. Our partnership should be a corporate limited partnership under subsection 94D(1) of the above definition.
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

Brookfield Infrastructure 285

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

286 Brookfield Infrastructure

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

Brookfield Infrastructure 287

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

288 Brookfield Infrastructure

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
In addition, our partnership is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 8, “Fair Value of Financial Instruments”, Note 34, “Derivative Financial Instruments” and Note 35, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

Brookfield Infrastructure 289

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2019, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

290 Brookfield Infrastructure

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. Excluded from our evaluation were internal controls over financial reporting at the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business, for which control was acquired on December 31, 2019, Genesee and Wyoming Inc., for which control was acquired on December 30, 2019, Wireless Infrastructure Group, for which control was acquired on December 19, 2019, East-West Pipeline, for which control was acquired on March 22, 2019, and DCI Data Centers, for which control was acquired on January 4, 2019. The financial statements of these entities constitute, in aggregate, approximately 30% of total assets, 38% of partnership capital, 4% of revenues and 15% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2019.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our General Partner’s board of directors has determined that Daniel Muñiz Quintanilla possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. The board of directors of our General Partner has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
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

Brookfield Infrastructure 291

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2019(4)		2018(4)
FEES	USD (‘000)%		USD (‘000)%
Audit fees(1)	$9,829	93%	$8,953	93%
Audit-related fees(2)	502	5%	526	5%
All other fees(3)	234	2%	165	2%
Total	$10,565	100%	$9,644	100%

(1)	Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.

(2)	Audit-related fees relate primarily to services pertaining to the filing of our partnership’s short form base shelf prospectuses and other securities-related matters.

(3)
Other relates to certain permissible operational and pre-acquisition consulting and advisory services, and includes a nominal amount associated with income tax related activities performed for subsidiaries of our partnership.

(4)
Fees in 2019 include $1.8 million of audit fees and $0.2 million of audit-related fees incurred in connection with the initial public offering of BIPC. Fees in 2018 include $2.0 million of audit fees incurred in connection with non-routine transactions related to 2018 that were billed subsequent to the filing of Form 20-F for the year ended December 31, 2018 on February 28, 2019.

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
In November 2019, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 14,672,644 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 87,556 units on the TSX during any trading day.

292 Brookfield Infrastructure

The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,926 Series 3 Preferred Units, 998,658 Series 5 Preferred Units, 1,197,975 Series 7 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,000 Series 1 Preferred Units, 1,000 Series 3 Preferred Units and 1,136 Series 5 Preferred Units, 1,815 Series 7 Preferred Units, 1,517 Series 9 Preferred Units and 2,430 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on November 12, 2019 and will terminate on November 11, 2020 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
In the year ended December 31, 2019, we repurchased 775,248 of our units at an average unit price of $35.62 under our normal course issuer bid for an aggregate of $28 million and we incurred less than $1 million in commission costs. We also repurchased 62,327 of our Class A Preferred Units at an average unit price of $17.43 under our normal course issuer bid for an aggregate of $1 million. We incurred less than $1 million in commission costs.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2019(1):

Period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Our Normal Course Issuer Bid(1)	Maximum Number of Units that May Yet Be Purchased under Our Normal Course Issuer Bid(1)
January 2019(2)	775,248	$35.62	1,638,028	14,672,644

(1)
Our normal course issuer bid currently in effect was announced on November 8, 2019, and authorizes us to purchase up to 14,672,644 of our units, commencing on November 12, 2019 and expiring on November 11, 2020, or earlier should we complete our repurchases prior to that date. Our normal course issuer bid in effect prior to November 12, 2019 was announced on November 7, 2018 and authorized us to repurchase up to 13,843,928 of our units, commencing on November 12, 2018 and expiring on November 11, 2019.

(2)	Our partnership only repurchased units in January 2019. No unit repurchase occurred in the remaining months of 2019.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

Brookfield Infrastructure 293

ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.

294 Brookfield Infrastructure

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

1.4
Second Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated February 27, 2020-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed February 27, 2020.

2.1	Description of Securities*
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

4.3
Second Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated August 1, 2019 effective as of November 30, 2018-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed November 19, 2019.

4.4
Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 27, 2020-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 27, 2020.

4.5
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

4.7
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

Brookfield Infrastructure 295

4.8
Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP. -incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

4.9
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

4.16
Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada.-incorporated by reference to Exhibit 4.16 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

4.17
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed on October 7, 2019.

4.18
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed on October 7, 2019.

8.1	Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
296 Brookfield Infrastructure

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

101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

Brookfield Infrastructure 297

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 28, 2020	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/s/ WILLIAM COX
		Name:	William Cox
		Title:	Director

298 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2019
and 2018 and for the years ended December 31, 2019, 2018 and 2017	F-7

Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of operating results, comprehensive income (loss), partnership capital, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2020 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 3 to the financial statements, effective January 1, 2019, the Partnership adopted IFRS 16, Leases, using the modified retrospective approach.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2 Brookfield Infrastructure

Revaluation of Property, Plant and Equipment - Refer to Notes 3 and 14 to the financial statements

Critical Audit Matter Description
The Partnership has elected the revaluation method for all classes of property, plant and equipment, and accordingly measures certain classes of property, plant and equipment at fair value subsequent to initial recognition on the statement of financial position using a discounted cash flow approach.
While there are several assumptions that are required to determine the fair value of property, plant and equipment, the significant inputs with the highest degree of subjectivity and impact on fair value are the future revenues and operating margins, terminal value multiples and discount rates for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment requires management to make significant assumptions relating to significant inputs of future revenues and operating margins, terminal value multiples and discount rates for certain asset classes of property, plant and equipment, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future revenues and operating margins, terminal value multiples and discount rates for certain classes of property, plant and equipment included the following, among others:

•	Evaluated the effectiveness of controls over revaluation, including those over the estimates of future revenues and operating margins, terminal value multiples and discount rates.

•	Evaluated management’s ability to accurately estimate future revenue and operating margins by comparing actual results to management’s historical forecasts.

•
Assessed the reasonableness of management’s estimated future revenues and operating margins by comparing the projections to historical results, objective contractual terms, observable macroeconomic indicators and independent market data, where applicable.

•
With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the terminal value multiples and discount rates selected by management.

Valuation of Investments in Associates and Joint Ventures - Refer to Notes 3 and 13 to the financial statements
Critical Audit Matter Description
The Partnership applies the equity method for interests in investments where significant influence or joint control exists. When indicators of impairment or impairment reversals are identified, management of the Partnership is required to estimate the recoverable amount of the equity-accounted investment. Management prepares discounted cash flow models to evaluate whether an impairment or a previous impairment reversal occurred.
While there are several assumptions that are required to determine recoverable amount, the judgments with the highest degree of subjectivity and impact on fair values are future cash flow

Brookfield Infrastructure F-3

projections, terminal value multiples and discount rates. Given the determination of recoverability requires management to make significant estimates and assumptions relating to the forecasts of future cash flow projections, terminal value multiples and discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment as the estimations made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future cash flow projections, terminal value multiples and discount rates included the following, among others:

•	Evaluated the effectiveness of controls over the determination of recoverable amount, including those over the forecasts of future cash flow projections, terminal value multiples, and discount rates.

•	Evaluated management’s ability to accurately forecast future cash flow projections by comparing actual results to management’s historical forecasts.

•
Assessed the reasonableness of management’s estimated future cash flow projections by comparing the projections to historical results, objective contractual terms, observable macroeconomic indicators and independent market data, where applicable.

•
With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the determination of terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the discount rates and terminal value multiples selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2020

We have served as the Partnership’s auditor since 2007.

F-4 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Partnership and our report dated February 28, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Partnership’s adoption of IFRS 16, Leases.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business, for which control was acquired on December 31, 2019, Genesee and Wyoming Inc., for which control was acquired on December 30, 2019, Wireless Infrastructure Group, for which control was acquired on December 19, 2019, East-West Pipeline, for which control was acquired on March 22, 2019, and DCI Data Centers, for which control was acquired on January 4, 2019. The financial statements of these entities constitute, in aggregate, 30% of total assets, 38% of partnership capital, 4% of revenues and 15% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business, Genesee and Wyoming Inc., Wireless Infrastructure Group, East-West Pipeline, and DCI Data Centers.
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

Brookfield Infrastructure F-5

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
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2020

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2019	As of December 31, 2018
Assets
Cash and cash equivalents	8, 9	$827	$540
Financial assets	8, 10	432	424
Accounts receivable and other	8, 11	1,960	1,171
Inventory	12	242	141
Assets classified as held for sale	6	2,380	—
Current assets		5,841	2,276
Property, plant and equipment	14	23,013	12,814
Intangible assets	15	14,386	11,635
Investments in associates and joint ventures	13	4,967	4,591
Investment properties	17	416	190
Goodwill	16	6,553	3,859
Financial assets	8, 10	763	921
Other assets	11	257	219
Deferred income tax asset	26	112	75
Total assets		$56,308	$36,580
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	8, 18	2,410	1,308
Non-recourse borrowings	8, 20	1,381	985
Financial liabilities	8, 19	329	124
Liabilities directly associated with assets classified as held for sale	6	1,319	—
Current liabilities		5,439	2,417
Corporate borrowings	8, 20, 21	2,475	1,993
Non-recourse borrowings	8, 20	17,163	12,128
Financial liabilities	8, 19	1,844	1,156
Other liabilities	18	2,570	777
Deferred income tax liability	26	4,620	3,421
Preferred shares	8, 22	20	20
Total liabilities		34,131	21,912
Partnership capital
Limited partners		5,048	4,513
General partner		24	22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		2,039	1,823
Exchange LP Units	27	18	71
Interest of others in operating subsidiaries		14,113	7,303
Preferred unitholders		935	936
Total partnership capital		22,177	14,668
Total liabilities and partnership capital		$56,308	$36,580

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2019	2018	2017
Revenues	4	$6,597	$4,652	$3,535
Direct operating costs		(3,395)	(2,208)	(1,509)
General and administrative expenses		(279)	(223)	(239)
Depreciation and amortization expense	14, 15	(1,214)	(801)	(671)
		1,709	1,420	1,116
Interest expense	23	(904)	(555)	(428)
Share of earnings (losses) from investments in associates and joint ventures	13	224	(13)	118
Mark-to-market on hedging items	8	57	137	(66)
Gain on sale of associate	5	—	338	—
Other (expense) income		(158)	(157)	7
Income before income tax		928	1,170	747
Income tax expense
Current	26	(250)	(318)	(106)
Deferred	26	(28)	(46)	(67)
Net income		$650	$806	$574

Attributable to:
Limited partners		$52	$192	$11
General partner		159	137	113
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		22	81	1
Exchange LP Units		—	—	—
Interest of others in operating subsidiaries		417	396	449
Basic and diluted income (loss) per unit attributable to:
Limited partners	27	$0.07	$0.59	$(0.04)

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,
US$ MILLIONS	Notes	2019	2018	2017
Net income		$650	$806	$574
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	14	719	462	418
Marketable securities	8	47	(47)	5
Unrealized actuarial (losses) gains		(6)	28	8
Taxes on the above items	26	(148)	(100)	(206)
Share of income from investments in associates and joint ventures	13	108	117	259
		720	460	484

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		64	(1,577)	38
Cash flow hedge	8	(33)	(71)	137
Net investment hedge	8	(113)	97	(266)
Taxes on the above items	26	6	3	6
Share of (losses) income from investments in associates and joint ventures	13	(54)	143	(76)
		(130)	(1,405)	(161)
Total other comprehensive income (loss)		590	(945)	323
Comprehensive income (loss)		$1,240	$(139)	$897

Attributable to:
Limited partners	28	$298	$(13)	$139
General partner	28	160	137	112
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	125	(6)	57
Exchange LP Units		1	4	—
Interest of others in operating subsidiaries		656	(261)	589

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2019	$4,911	$(856)	$249	$209	$4,513	$19	$—	$3	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668
Net income	—	52	—	—	52	—	159	—	159	—	22	—	—	22	—	417	—	650
Other comprehensive income	—	—	—	246	246	—	—	1	1	—	—	—	103	103	1	239	—	590
Comprehensive income	—	52	—	246	298	—	159	1	160	—	22	—	103	125	1	656	—	1,240
Unit issuance (note 27)	559	—	—	—	559	—	—	—	—	250	—	—	—	250	—	—	—	809
Unit repurchases (note 27)	(28)	—	—	—	(28)	—	—	—	—	—	—	—	—	—	—	—	(1)	(29)
Partnership distributions (note 29)	—	(575)	—	—	(575)	—	(158)	—	(158)	—	(241)	—	—	(241)	(4)	—	—	(978)
Partnership preferred distributions (note 29)	—	(33)	—	—	(33)	—	—	—	—	—	(16)	—	—	(16)	—	—	—	(49)
Acquisition of subsidiaries (note 7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,559	—	7,559
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,216)	—	(1,216)
Other items (note 28)	53	(18)	261	18	314	—			—	—	(8)	98	8	98	(50)	(189)	—	173
Balance as at December 31, 2019	$5,495	$(1,430)	$510	$473	$5,048	$19	$1	$4	$24	$2,328	$(613)	$101	$223	$2,039	$18	$14,113	$935	$22,177

(1)	Refer to Note 28 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-10 Brookfield Infrastructure

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$19	$—	$6	$25	$2,078	$(413)	$(40)	$387	$2,012	$—	$5,875	$595	$13,474
Changes in accounting policies(2)	—	4	—	—	4	—	—	—	—	—	2	—	—	2	—	10	—	16
Balance as at January 1, 2018	4,907	(949)	149	864	4,971	19	—	6	25	2,078	(411)	(40)	387	2,014	—	5,885	595	13,490
Net income	—	192	—	—	192	—	137	—	137	—	81	—	—	81	—	396	—	806
Other comprehensive (loss) income	—	—	—	(205)	(205)	—	—	—	—	—	—	—	(87)	(87)	4	(657)	—	(945)
Comprehensive income (loss)	—	192	—	(205)	(13)	—	137	—	137	—	81	—	(87)	(6)	4	(261)	—	(139)
Unit issuance (note 27)	14	—	—	—	14	—	—	—	—	—	—	—	—	—	232	—	342	588
Unit repurchases (note 27)	(30)	—	—	—	(30)	—	—	—	—	—	—	—	—	—	—	—	(1)	(31)
Partnership distributions (note 29)	—	(520)	—	—	(520)	—	(140)	—	(140)	—	(216)	—	—	(216)	(2)	—	—	(878)
Partnership preferred distributions (note 29)	—	(29)	—	—	(29)	—	—	—	—	—	(12)	—	—	(12)	—	—	—	(41)
Acquisition of subsidiaries (note 7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,232	—	3,232
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(676)	—	(676)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(877)	—	(877)
Other items (note 28)	20	450	100	(450)	120	—	3	(3)	—	—	188	43	(188)	43	(163)	—	—	—
Balance as at December 31, 2018	$4,911	$(856)	$249	$209	$4,513	$19	$—	$3	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668

(1)	Refer to Note 28 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

(2)	Refer to Note 3 Significant Accounting Policies.

Brookfield Infrastructure F-11

	Limited Partners					General Partner				Non-Controlling Interest— Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit) Retained earnings	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2017	$4,215	$(483)	$143	$736	$4,611	$19	$1	$7	$27	$1,778	$(215)	$(34)	$331	$1,860	$2,771	$375	$9,644
Net income	—	11	—	—	11	—	113	—	113	—	1	—	—	1	449	—	574
Other comprehensive income	—	—	—	128	128	—	—	(1)	(1)	—	—	—	56	56	140	—	323
Comprehensive income	—	11	—	128	139	—	113	(1)	112	—	1	—	56	57	589	—	897
Unit issuance (note 27)	692	—	—	—	692	—	—	—	—	300	—	—	—	300	—	220	1,212
Partnership distributions (note 29)	—	(459)	—	—	(459)	—	(114)	—	(114)	—	(191)	—	—	(191)	—	—	(764)
Partnership preferred distributions (note 29)	—	(22)	—	—	(22)	—	—	—	—	—	(8)	—	—	(8)	—	—	(30)
Acquisition of subsidiaries (note 7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,523	—	3,523
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(831)	—	(831)
Disposition of interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(177)	—	(177)
Other items (note 28)	—	—	6	—	6	—	—	—	—	—	—	(6)	—	(6)	—	—	—
Balance as at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$19	$—	$6	$25	$2,078	$(413)	$(40)	$387	$2,012	$5,875	$595	$13,474

(1)	Refer to Note 28 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2019	2018	2017
Operating Activities
Net income		$650	$806	$574
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	30	72	(52)
Depreciation and amortization expense	14, 15	1,214	801	671
Mark-to-market on hedging items, provisions and other	8	153	99	90
Gain on sale of associate	5	—	(338)	—
Deferred income tax expense	26	28	46	67
Changes in non-cash working capital, net	37	68	(124)	131
Cash from operating activities		2,143	1,362	1,481

Investing Activities
Acquisition of subsidiaries, net of cash acquired	7	(10,271)	(5,825)	(4,223)
Disposal of subsidiaries, net of cash disposed		272	—	—
Investments in associates and joint ventures	13	(539)	(61)	(620)
Disposal of investments in associates and joint ventures	5	135	1,289	—
Purchase of long lived assets	14, 15, 17	(1,182)	(839)	(714)
Disposal of long lived assets	14, 15, 17	38	23	47
Purchase of financial assets		(176)	(202)	(318)
Sale of financial assets and other		278	104	258
Net settlement of foreign exchange hedging items		73	(53)	(151)
Cash used by investing activities		(11,372)	(5,564)	(5,721)

Financing Activities
Distributions to general partner	29	(158)	(140)	(114)
Distributions to other unitholders	29	(869)	(779)	(680)
Subsidiary distributions to non-controlling interest		(1,216)	(676)	(831)
Capital provided by non-controlling interest	7	6,902	2,610	2,847
Capital provided to non-controlling interest	7	—	(877)	—
Proceeds from corporate borrowings	20	376	377	537
Repayment of corporate borrowings	20	(288)	(94)	(306)
Proceeds from partial disposition of subsidiaries to non-controlling interest, net of taxes	5	165	—	—
Proceeds from corporate credit facility	20	4,651	1,303	2,403
Repayment of corporate credit facility	20	(4,341)	(1,582)	(1,614)
Proceeds from non-recourse borrowings	20	8,625	5,601	668
Repayment of non-recourse borrowings	20	(5,052)	(1,650)	(308)
Lease liability repaid		(106)	—	—
Preferred units and preferred shares issued, net of repurchases	27	72	341	220
Partnership units issued, net of costs and repurchases	27	781	(16)	992
Cash from financing activities		9,542	4,418	3,814

Cash and cash equivalents
Change during the year		313	216	(426)
Impact of foreign exchange on cash		(13)	(50)	14
Cash reclassified as held for sale		(13)	—	—
Balance, beginning of year		540	374	786
Balance, end of year		$827	$540	$374

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, energy and data infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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
NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2019 and 2018:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2019	2018
Transport
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100	100
Energy
Australian energy distribution operation	Tas Gas Networks Pty Ltd	Australia	—	100

F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table presents details of non-wholly owned subsidiaries of our partnership:

			Effective Ownership Interest (%)		Voting interest (%)
		Country of incorporation
Defined Name	Name of entity		2019	2018	2019	2018
Utilities
U.K. regulated distribution operation	BUUK Infrastructure (Jersey) Limited	U.K.	80	80	80	80
Australian regulated terminal operation	DBCT Management Pty Ltd(1)	Australia	71	71	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(1),(3)	Colombia	17	17	100	100
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	28	28	90	90
Colombian natural gas distribution operation	Gas Natural, S.A. ESP(1),(2)	Colombia	16	16	55	55
Brazilian electricity transmission operation	Odoya Transmissora de Energia S.A. & Esperanza Transmissora de Energia S.A.(1),(2)	Brazil	31	—	100	—
Transport
North American rail operation	Genesee & Wyoming Inc.(1),(2)	U.S.	9	—	72	—
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	67	67
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(1)	Chile	34	51	60	89
Indian toll roads	BIF India Holdings Pte Ltd(1)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Indian toll roads	Simhapuri Expressway Limited(1),(2)	India	29	29	93	93
Indian toll roads	Rayalseema Expressway Private Limited(1),(2)	India	26	26	84	84
Energy
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
Canadian district energy operation	Enwave Energy Corporation(1)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(1)	U.S.	40	40	100	100
North American gas storage operation	Lodi Gas Storage(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Western Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1),(2)	Canada	29	29	100	100

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

North American residential energy infrastructure operation	Enercare Inc.(1),(2)	Canada	30	30	100	100
Indian natural gas operations	Pipeline Infrastructure Pvt. Ltd.(1),(2)	India	24	—	83	—
Data Infrastructure
U.S. data center operation	Dawn Acquisitions LLC(1),(2)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1),(2)	Australia	29	—	100	—
U.K. telecom towers operation	WIG Holdings I Limited(1),(2)	U.K	25	—	100	—
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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

(2)	See Note 7 Acquisition of Businesses for further details.

(3)	See Note 6 Assets and Liabilities Classified as Held for Sale

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2020.

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
The U.S. dollar is the functional and presentation currency of Brookfield Infrastructure. Each of Brookfield Infrastructure’s subsidiaries, associates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and associate are measured using that functional currency.

Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(f)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

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
Fair values are primarily determined by valuation of the lease term and freehold reversion. An income capitalization approach is used by applying a yield to the rental income of the capitalization rate that is reflective of the characteristics, location and market of each property. Fair value is estimated by management of our partnership with due consideration given to observable market inputs, where available.

F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Concession arrangements were acquired as part of the acquisition of the Australian regulated terminal operation, Brazilian regulated gas transmission operation, Brazilian electricity transmission operation and Chilean, Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 81 years remaining on a straight-line basis. The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts, and are amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 14, 17, and 23 years remaining, respectively.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
See Note 15 Intangible Assets for additional information.

Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Our partnership previously adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018 retrospectively with no restatement of comparative periods. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 superseded IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Data Infrastructure
Revenues from data transmission and distribution operations are derived from contracts with media broadcasting and telecom customers to access infrastructure, and revenue from data storage operations are generated from providing data storage services to enterprise customers. These contracts consist of performance obligations that are satisfied over time in accordance with the underlying agreements. The payment terms require upfront and recurring payments to utilize space on towers to host the customers’ equipment at our data transmission and distribution operations, and to receive colocation services, mainly leased space and power, at our data storage operations. The differing payment terms do not constitute separate performance obligations as revenue is recognized over time for the period the services are provided.

Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(m)	Financial Instruments and Hedge Accounting

(i)	Financial Instrument Classification
Our partnership previously adopted IFRS 9, Financial Instruments (“IFRS 9”) as of January 1, 2018 retrospectively with no restatement of comparative periods. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The standard includes changes regarding the classification of certain financial instruments as discussed below. These changes have not had a material impact on our partnership’s consolidated financial statements. The standard also includes a new general hedge accounting standard which aligns hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship.
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
Financial instruments classified as amortized cost upon adoption of IFRS 9 were previously classified as loans and receivables. Financial assets classified as FVTOCI and certain marketable securities classified as FVTPL were previously classified as available-for-sale securities. The changes in classification had no impact on the carrying values and there were no changes to the classification of the remainder of financial assets classified as FVTPL.

F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

(iii)	Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment.

(iv)	Fair values in business combinations
Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to Note 7, Acquisition of Businesses for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.

F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that we early adopted or became effective on or after January 1, 2019. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 16 Leases (“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases (“IAS 17”) and related interpretations and is effective for periods beginning on or after January 1, 2019.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The partnership adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases; and

•
The application of a single discount rate to a portfolio of leases with reasonably similar characteristics. Furthermore, the partnership has applied the policy choice options on adoption to measure right-of-use assets at an amount equal to the lease liability.

The partnership has elected to apply the following practical expedients in its application of the standard:

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component; and

•	To recognize the payments associated with short-term and low-value leases on a straight-line basis as an expense over the lease term.
The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other, other liabilities, and right-of-use assets (“ROU”) that are classified as property, plant, and equipment of $1.2 billion. The adoption of IFRS 16 did not have an impact on partnership capital. The weighted average incremental borrowing rate used in determining the lease liabilities is approximately 5%. The difference between the present value of operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to finance lease liabilities recognized as at December 31, 2018, short-term and low-value leases recognized as expense, and adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates.
Our partnership assesses whether a contract is or contains a lease, at inception of a contract and recognizes an ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value. The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise of i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. ROU assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets are subsequently measured at cost less accumulated depreciation and impairment losses.

F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination option will be exercised in determining lease term; and iii) determining whether variable payments are in-substance fixed. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Our partnership has adopted the standard as of January 1, 2019 on a modified retrospective basis. The adoption did not have a significant impact on our partnership’s consolidated financial statements.
IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and provides illustrative examples in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. Effective January 1, 2019, our partnership has early adopted the standard prospectively. The adoption did not have a significant impact on our partnership’s consolidated financial statements.

Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

After the adoption of IFRS 3 amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions. Acquisitions that continue to meet the definition of a business combination are accounted for under the same acquisition method.
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“IBOR Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The amendments had no impact on the Partnership since these amendments enable the Partnership to continue hedge accounting for hedging relationships which have been previously designated.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues(2)	$1,125	$1,390	$1,014	$336	$—	$3,865	$(1,424)	$4,156	$6,597
Costs attributed to revenues	(366)	(668)	(500)	(161)	—	(1,695)	649	(2,349)	(3,395)
General and administrative costs	—	—	—	—	(279)	(279)	—	—	(279)
Adjusted EBITDA	759	722	514	175	(279)	1,891	(775)	1,807
Other (expense) income	(41)	1	24	3	91	78	11	(117)	(28)
Interest expense	(141)	(193)	(126)	(42)	(83)	(585)	173	(492)	(904)
FFO	577	530	412	136	(271)	1,384	(591)	1,198
Depreciation and amortization	(179)	(355)	(231)	(129)	(1)	(895)	399	(718)	(1,214)
Deferred taxes	(68)	31	(34)	10	(16)	(77)	52	(3)	(28)
Mark-to-market on hedging items and other	30	(160)	30	(30)	(49)	(179)	(84)	(60)	(323)
Gain on sale of associate. net of tax	—	—	—	—	—	—	—	—	—
Share of earnings from associates	—	—	—	—	—	—	224	—	224
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(417)	(417)
Net income (loss) attributable to partnership(3)	$360	$46	$177	$(13)	$(337)	$233	$—	$—	$233

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues(2)	$1,055	$1,612	$668	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(322)	(930)	(340)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	733	682	328	93	(223)	1,613	(691)	1,299
Other (expense) income	(30)	2	22	(4)	72	62	11	(107)	(34)
Interest expense	(127)	(166)	(81)	(12)	(58)	(444)	134	(245)	(555)
FFO	576	518	269	77	(209)	1,231	(546)	947
Depreciation and amortization	(187)	(345)	(154)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(49)	47	(3)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(82)	(208)	(73)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associate. net of tax	—	—	—	—	209	209	—	—	209
Share of losses from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(3)	$258	$12	$39	$6	$95	$410	$—	$—	$410

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

FOR THE YEAR ENDED DECEMBER 31, 2017 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Revenues(2)	$988	$1,589	$559	$165	$—	$3,301	$(1,624)	$1,858	$3,535
Costs attributed to revenues	(250)	(895)	(278)	(75)	—	(1,498)	861	(872)	(1,509)
General and administrative costs	—	—	—	—	(239)	(239)	—	—	(239)
Adjusted EBITDA	738	694	281	90	(239)	1,564	(763)	986
Other (expense) income	(14)	(4)	15	(2)	45	40	7	(108)	(61)
Interest expense	(114)	(158)	(87)	(12)	(63)	(434)	172	(166)	(428)
FFO	610	532	209	76	(257)	1,170	(584)	712
Depreciation and amortization	(186)	(312)	(151)	(77)	—	(726)	382	(327)	(671)
Deferred taxes	(52)	(1)	11	21	14	(7)	(22)	(38)	(67)
Mark-to-market on hedging items and other	(59)	(80)	(37)	(9)	(127)	(312)	106	102	(104)
Share of earnings from associates	—	—	—	—	—	—	118	—	118
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(449)	(449)
Net income (loss) attributable to partnership(3)	$313	$139	$32	$11	$(370)	$125	$—	$—	$125

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

(2)
Revenues on a consolidated basis were $2,990 million (2018: $2,563 million, 2017: $1,785 million) from our utilities segment, $1,309 million (2018: $1,322 million, 2017: $1,290 million) from our transport segment, $1,982 million (2018: $767 million, 2017: $460 million) from our energy segment and $316 million (2018: $nil, 2017: $nil) from our data infrastructure segment.

(3)	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.

Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$5,825	$6,916	$5,589	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Brookfield Infrastructure
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580

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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2019	2018	2017
Brazil	$1,142	$1,112	$938
Colombia	1,054	693	161
Australia	1,031	1,104	1,093
Canada	976	379	193
United States	921	293	183
United Kingdom	688	653	565
India	399	60	57
Chile	163	168	153
Peru	107	92	103
Other	116	98	89
	$6,597	$4,652	$3,535
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer that makes up greater than 10% of our partnership’s consolidated revenues. For the year ended December 31, 2019, revenue generated from this customer within the utilities segment was $1,142 million (2018: $1,112 million).
Non-current assets

US$ MILLIONS	2019	2018
United States	$13,671	$4,569
Canada	9,243	6,867
United Kingdom	7,196	4,708
Brazil	7,103	6,829
Australia	5,488	5,304
India	3,150	982
Peru	1,337	1,308
Colombia	1,166	1,857
Chile	821	940
Europe	764	863
Other	528	77
	$50,467	$34,304

Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 5.  DISPOSITION OF BUSINESSES

a)	Disposition of Australian District Energy Operation
In November 2019, Brookfield Infrastructure completed the sale of its wholly-owned district energy business in Australia. The Australian district energy business was previously included in the energy operating segment and was sold to a third party for net proceeds of $277 million. After recognizing our share of earnings and foreign currency translation until the date of sale, the partnership’s carrying value of the operation was $215 million. On disposition of the business, the partnership recognized a gain of $62 million in the Consolidated Statement of Operating Results, net of transaction costs of $5 million. As a result of the disposition, accumulated revaluation surplus of $12 million (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Net losses of $35 million relating to foreign currency translation and net investment hedges were reclassified from accumulated other comprehensive income to other (expense) income on the Consolidated Statement of Operating Results.

b)	Partial Disposition of our Interest in Chilean Toll Road Business
On February 7, 2019, Brookfield Infrastructure completed the sale of a 17% interest in its Chilean toll road business for total after-tax proceeds of $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million. Brookfield Infrastructure retained control over the business subsequent to the sale. As a result of the disposition, a gain of $354 million (net of taxes) was recognized directly in equity. Net losses of $38 million relating to foreign currency translation and net investment hedges were reclassified from accumulated other comprehensive income directly to retained earnings (deficit) on the Consolidated Statements of Partnership Capital.

c)	Disposition of Chilean Electricity Transmission Operation
On March 15, 2018, Brookfield Infrastructure sold its 27.8% interest in a Chilean electricity transmission operation, ETC Transmission Holdings, S.L. (ETC Holdings), the parent company of Transelec S.A. The Chilean electricity transmission operation was previously included in the utilities operating segment and was sold to a third party for total proceeds of $1.3 billion. After recognizing our share of earnings and foreign currency translation until March 15, 2018, the partnership’s carrying value of ETC Holdings was $951 million. On disposition of the business, the partnership recognized a gain of $338 million in the Consolidated Statement of Operating Results, net of transaction costs of $11 million, along with the associated income tax expense of $129 million. As a result of the disposition, accumulated revaluation surplus of $641 million (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within other (expense) income on the Consolidated Statements of Partnership Capital. Accumulated other comprehensive losses of $35 million were reclassified to share of earnings (losses) from associates and joint ventures on the Consolidated Statement of Operating Results.

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 6.  ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
During the year ended December 31, 2019, Brookfield Infrastructure agreed to sell its interest in a Texas electricity transmission business and a Colombian regulated distribution business. As a result, the assets and liabilities of these businesses have been classified as held for sale as at December 31, 2019.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	December 31, 2019
Assets
Cash and cash equivalents	$13
Accounts receivable and other current assets	56
Current assets	69
Property, plant and equipment	680
Investments in associates and joint ventures	38
Intangible assets and other non-current assets	10
Total assets classified as held for sale	797

Liabilities
Accounts payable and other liabilities	260
Non-recourse borrowings	167
Total liabilities associated with assets held for sale	427
Net assets classified as held for sale(1)	$370

(1)
On December 30, 2019, Brookfield Infrastructure, acquired an effective 9% interest in Genesee & Wyoming Inc, a North American rail infrastructure business. For further details, see Note 7 Acquisition of Businesses. Concurrent with the acquisition, Brookfield Infrastructure entered into a share purchase agreement to sell the Australian portion of its operation. As at December 31, 2019, net assets of $691 million relating to the Australian portion of its operation are classified as held for sale. Account balances have been excluded from the table above.

On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.
On February 15, 2020, Brookfield Infrastructure completed the sale of the Australian portion of its North American rail infrastructure business for no gain or loss.

F-39 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 7.  ACQUISITION OF BUSINESSES

a)	Acquisition of a Western Canadian natural gas midstream business (federally regulated)
On December 31, 2019, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $377 million (NorthRiver consortium total of $1.3 billion). Under Brookfield’s ownership, the business will be operated alongside the provincial assets acquired in 2018 and rebranded NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $246 million (NorthRiver consortium total of $861 million) and the remainder with asset level debt raised on closing. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2019. Acquisition costs of $8 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$377
Total Consideration	$377

Fair value of assets and liabilities acquired as of December 31, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$5
Property, plant and equipment	1,198
Intangible assets	74
Goodwill	218
Deferred income tax assets	41
Accounts payable and other liabilities	(218)
Net assets acquired before non-controlling interest	1,318
Non-controlling interest(2)	(941)
Net assets acquired	$377

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets and the resulting impact to goodwill as at the date of acquisition.

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
For the year ended December 31, 2019, NorthRiver (federally regulated) contributed revenues of $nil and net income of $nil.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

b)	Acquisition of a North American rail business
On December 30, 2019, Brookfield Infrastructure, alongside institutional partners (the “G&W consortium”), acquired an effective 9% interest in Genesee & Wyoming Inc. (“G&W”), a North American rail infrastructure business, for total consideration of approximately $602 million (G&W consortium total of $6.5 billion). The acquisition was funded through equity of $502 million (G&W consortium total of $5.4 billion) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with affiliates of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 30, 2019. Acquisition costs of $38 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Consideration transferred

US$ MILLIONS
Cash	$602
Total Consideration	$602

Fair value of assets and liabilities acquired as of December 30, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	509
Assets classified as held for sale(2)	1,584
Property, plant and equipment	5,283
Intangible assets(3)	1,992
Investment in associate	48
Goodwill	2,042
Accounts payable and other liabilities	(612)
Non-recourse borrowings	(1,567)
Liabilities directly associated with assets classified as held for sale(2)	(893)
Other liabilities	(566)
Deferred income tax liabilities	(1,111)
Net assets acquired before non-controlling interest	6,776
Non-controlling interest(4)	(6,174)
Net assets acquired	$602

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and other tax matters, provisions and the resulting impact to goodwill as at the date of the acquisition.

(2)
Brookfield Infrastructure agreed to sell the Australian operations of G&W. As a result, the assets and liabilities of these businesses have been classified as held for sale as at December 31, 2019. The sale was completed subsequent to year-end. Refer to Note 6 Assets and Liabilities Classified as Held for Sale.

(3)	Refer to Note 15 Intangible Assets for details.

(4)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of rail infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2019, G&W contributed revenues of $nil and a net income of $nil.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

c)	Acquisition of a U.K. telecommunication business
On December 19, 2019, Brookfield Infrastructure, alongside institutional partners (the “consortium”), acquired an effective 25% interest in Wireless Infrastructure Group Limited (“WIG”), a U.K. telecommunication business, for total consideration by Brookfield Infrastructure of approximately $141 million (consortium total of $564 million). Brookfield Infrastructure’s consideration consists of $73 million in cash (consortium total of $293 million) and deferred consideration of $68 million (consortium total of $270 million) payable over two years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 19, 2019. Acquisition costs of $6 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$73
Deferred consideration	68
Total Consideration	$141

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Fair value of assets and liabilities acquired as of December 19, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$9
Accounts receivable and other	18
Property, plant and equipment	95
Intangible assets(2)	465
Goodwill	301
Accounts payable and other liabilities	(53)
Non-recourse borrowings	(195)
Deferred income tax liability	(76)
Net assets acquired before non-controlling interest	564
Non-controlling interest(3)	(423)
Net assets acquired	$141

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, non-recourse borrowings, deferred income taxes and other tax matters, and the resulting impact to goodwill as at the date of the acquisition.

(2)	Refer to Note 15 Intangible Assets for details.

(3)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
Upon consolidation of WIG, an additional deferred tax liability of $25 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $25 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. The remaining goodwill recognized on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key telecommunication infrastructure providers in the U.K., and the increasing reliance on core telecom networks.
For the year ended December 31, 2019, WIG contributed revenues of $nil and a net income of $nil.

d)	Acquisition of a natural gas pipeline in India
On March 22, 2019, Brookfield Infrastructure, along with institutional partners (the “EWPL consortium”), acquired an effective 24% interest in a cross country gas pipeline business in India, East-West Pipeline (“EWPL”), for total consideration of $443 million (EWPL consortium total of $1,879 million). The partnership’s share of the acquisition was funded through equity of $226 million (EWPL consortium total of $959 million) and $217 million (EWPL consortium total of $920 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 22, 2019. Acquisition costs of $3 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Consideration transferred

US$ MILLIONS
Cash	$443
Total Consideration	$443

Fair value of assets and liabilities acquired as of March 22, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$94
Property, plant and equipment	2,134
Intangible assets	295
Accounts payable and other liabilities	(66)
Net assets acquired before non-controlling interest	2,457
Non-controlling interest(2)	(2,014)
Net assets acquired	$443

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets and the resulting impact to goodwill as at the date of the acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
For the year ended December 31, 2019, EWPL contributed revenues of $266 million and net losses of $51 million.

e)	Acquisition of DCI Data Centers
On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), an Australian data storage business, for total consideration of $78 million (DCI consortium total of $272 million). The partnership’s share of the acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2019. Acquisition costs of $11 million were recorded within Other (expense) income in the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$78
Total Consideration	$78

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Fair value of assets and liabilities acquired as of January 4, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$2
Investment properties	211
Goodwill	68
Accounts payable and other liabilities	(9)
Net assets acquired before non-controlling interest	272
Non-controlling interest(2)	(194)
Net assets acquired	$78

(1)
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair value of investment properties, goodwill and deferred tax liabilities as at the date of acquisition.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key data storage providers in Australia, and the increasing rate of worldwide data consumption. None of the goodwill recognized is deductible for income tax purposes.
For the year ended December 31, 2019, DCI contributed revenues of $20 million and net income of $8 million.

f)	Individually insignificant business combinations
The following table summarizes the purchase price allocation in aggregate of individually insignificant business combinations that have been completed in 2019.

US$ MILLIONS
Cash	$24
Pre-existing interest in business(1)	30
Total Consideration	$54

(1)	Prior to the acquisition, Brookfield held an interest in two of the acquirees which were accounted for using the equity method.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Fair value of assets and liabilities acquired during the year to date (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$16
Accounts receivable and other	6
Intangible assets	422
Goodwill	15
Accounts payable and other liabilities	(21)
Non-recourse borrowings	(210)
Deferred income tax liabilities	(55)
Net assets acquired before non-controlling interest	173
Non-controlling interest(2)	(119)
Net assets acquired	$54

(1)
The fair values of certain acquired assets and liabilities have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets, goodwill and provisions as at the date of acquisition.

(2)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

g)	Acquisition of Evoque Data Center Solutions
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
Consideration transferred

US$ MILLIONS
Cash	$315
Total Consideration	$315

Fair value of assets and liabilities acquired as of December 31, 2018:

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	408
Intangible assets	232
Goodwill(2)	486
Accounts payable and other liabilities	(27)
Net assets acquired before non-controlling interest	1,103
Non-controlling interest(1)	(788)
Net assets acquired	$315

(1)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

(2)	Adjustments to the purchase price allocation of property, plant and equipment, intangible assets and other liabilities resulted in a $23 million increase to goodwill.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the largest colocation providers in the United States and the increasing rate of worldwide data consumption.

F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

h)	Acquisition of Rayalseema Expressway Private Limited (“REPL”)
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
Consideration transferred

US$ MILLIONS
Cash	$3
Contingent consideration	2
Total Consideration	$5

Fair value of assets and liabilities acquired as of November 5, 2018:

US$ MILLIONS
Accounts receivable and other	$3
Intangible assets	226
Accounts payable and other liabilities	(60)
Non-recourse borrowings	(151)
Net assets acquired before non-controlling interest	18
Non-controlling interest(1)	(13)
Net assets acquired	$5

(1)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

i)	Acquisition of Enercare Inc.
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
Consideration transferred

US$ MILLIONS
Cash	$491
Exchange LP Units	232
Total Consideration	$723
Fair value of assets and liabilities acquired as of October 16, 2018:

US$ MILLIONS
Cash and cash equivalents	$24
Accounts receivable and other	187
Property, plant and equipment	669
Intangible assets(1)	1,863
Inventory	23
Goodwill	1,260
Accounts payable and other liabilities	(235)
Deferred income tax liabilities	(472)
Non-recourse borrowings	(877)
Net assets acquired before non-controlling interest	2,442
Non-controlling interest(2)	(1,719)
Net assets acquired	$723

(1)	Refer to Note 15 Intangible Assets for details.

(2)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of residential energy infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.

F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

j)	Acquisition of Western Canadian natural gas midstream business (provincially regulated)
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
Consideration transferred

US$ MILLIONS
Cash	$559
Total Consideration	$559

Fair value of assets and liabilities acquired as of October 1, 2018:

US$ MILLIONS
Cash and cash equivalents	$10
Accounts receivable and other	55
Property, plant and equipment	1,442
Intangible assets	157
Goodwill	524
Accounts payable and other liabilities	(46)
Deferred income tax liabilities	(186)
Net assets acquired before non-controlling interest	1,956
Non-controlling interest(1)	(1,397)
Net assets acquired	$559

(1)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. None of the goodwill recognized is deductible for income tax purposes.

Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

k)	Acquisition of Simhapuri Expressway Limited (“SEL”)
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
Consideration transferred

US$ MILLIONS
Cash	$53
Total Consideration	$53

Fair value of assets and liabilities acquired as of September 7, 2018:

US$ MILLIONS
Cash and cash equivalents	$1
Accounts receivable and other	33
Intangible assets	488
Goodwill	23
Accounts payable and other liabilities	(61)
Deferred income tax liabilities	(23)
Non-recourse borrowings	(279)
Net assets acquired before non-controlling interest	182
Non-controlling interest(1)	(129)
Net assets acquired	$53

(1)	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

(2)	Adjustments to the purchase price allocation of deferred income tax liabilities resulted in a $14 million reduction to goodwill.
Upon consolidation of SEL, a deferred tax liability of $23 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $23 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.

F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

l)	Acquisition of Colombian natural gas distribution business
On June 1, 2018, Brookfield Infrastructure, alongside institutional partners (the “GN consortium”), acquired an effective 16% interest in Gas Natural, S.A. ESP (“GN”), a Colombian natural gas distribution business, for total consideration of $150 million (GN consortium total of $522 million). The acquisition was funded through equity of $88 million (GN consortium total of $309 million) and $62 million (GN consortium total of $213 million) with asset level debt raised concurrently on closing. On acquisition, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 1, 2018. Acquisition costs of $2 million were recorded as Other (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$118
Pre-existing interest of GN(1)	32
Total Consideration	$150

(1)
Brookfield Infrastructure acquired a 3% interest in GN in December 2017, which had a fair market value of $32 million as at the date of acquisition. No gain or loss resulted from the deemed disposition of this interest upon acquisition of control.

Fair value of assets and liabilities acquired as of June 1, 2018:

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	245
Property, plant and equipment	394
Intangible assets	253
Goodwill	621
Accounts payable and other liabilities	(165)
Deferred income tax liabilities	(143)
Non-recourse borrowings	(177)
Net assets acquired before non-controlling interest	1,064
Non-controlling interest(1)	(914)
Net assets acquired	$150

(1)	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth and growth under existing contracts arising from the business’ position as a key distributor of natural gas in various markets of Colombia. None of the goodwill recognized is deductible for income tax purposes.

Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

m)	Supplemental information
Had the acquisitions of NorthRiver (federally regulated), G&W, WIG, EWPL and DCI been effective January 1, 2019, the revenue and net income of Brookfield Infrastructure would have been approximately $9.2 billion (unaudited) and $0.9 billion (unaudited), respectively, for the year ended December 31, 2019.
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
NOTE 8.  FAIR VALUE OF FINANCIAL INSTRUMENTS
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

F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$827	$827
Accounts receivable and other	—	—	1,960	1,960
Financial assets (current and non-current)(1)	893	16	144	1,053
Marketable securities	69	73	—	142
Total	$962	$89	$2,931	$3,982

Financial liabilities
Corporate borrowings	$—	$—	$2,475	$2,475
Non-recourse borrowings (current and non-current)	—	—	18,544	18,544
Accounts payable and other	—	—	2,410	2,410
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	490	—	1,683	2,173
Total	$490	$—	$25,132	$25,622

(1)	Derivative instruments which are elected for hedge accounting totaling $694 million are included in financial assets and $285 million of derivative instruments are included in financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$540	$540
Accounts receivable and other	—	—	1,171	1,171
Financial assets (current and non-current)(1)	989	17	166	1,172
Marketable securities	126	47	—	173
Total	$1,115	$64	$1,877	$3,056

Financial liabilities
Corporate borrowings	$—	$—	$1,993	$1,993
Non-recourse borrowings (current and non-current)	—	—	13,113	13,113
Accounts payable and other	—	—	1,308	1,308
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	373	—	907	1,280
Total	$373	$—	$17,341	$17,714

(1)	Derivative instruments which are elected for hedge accounting totaling $718 million are included in financial assets and $109 million of derivative instruments are included in financial liabilities.

(2)	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2019 and December 31, 2018:

	Dec. 31, 2019		Dec. 31, 2018
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$827	$827	$540	$540
Accounts receivable and other	1,960	1,960	1,171	1,171
Financial assets (current and non-current)	1,053	1,053	1,172	1,172
Marketable securities	142	142	173	173
Total	$3,982	$3,982	$3,056	$3,056

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Dec. 31, 2019		Dec. 31, 2018
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$2,475	$2,507	$1,993	$1,978
Non-recourse borrowings(2)	18,544	18,891	13,113	13,372
Accounts payable and other	2,410	2,410	1,308	1,308
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	2,173	2,173	1,280	1,280
	$25,622	$26,001	$17,714	$17,958

(1)	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2019, pre-tax net unrealized losses of $33 million (2018: losses of $71 million, 2017: gains of $50 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2019, there was a net derivative asset balance of $363 million relating to derivative contracts designated as cash flow hedges (2018: asset balance of $542 million).

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2019, losses of $113 million (2018: gains of $97 million, 2017: losses of $202 million) were recorded in other comprehensive income relating to the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure paid $62 million (2018: $53 million, 2017: $151 million) relating to the settlement of foreign exchange contracts in the period. Consistent with our risk management objectives, these contracts are replaced at expiration; therefore, no reclassification to profit or loss has been recorded during the period. As at December 31, 2019, there was a net unrealized derivative asset balance of $46 million relating to derivative contracts designated as net investment hedges (2018: net unrealized derivative asset balance of $67 million).
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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2019	Dec. 31, 2018
Marketable securities	Level 1(1)	$142	$173
Foreign currency forward contracts	Level 2(2)
Financial asset		$140	$241
Financial liability		97	23
Interest rate swaps & other	Level 2(2)
Financial asset		$765	$718
Financial liability		311	257
Other contracts	Level 3(3)
Financial asset		$4	$47
Financial liability		82	93

(1)	Valuation technique: Quoted bid prices in an active market.

(2)
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

(3)	Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,051 million (2018: $1,179 million) of financial assets and $490 million (2018: $373 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	Dec. 31, 2019			Dec. 31, 2018
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$142	$—	$—	$173	$—	$—
Financial assets (current and non-current)	—	905	4	—	959	47

Financial liabilities
Financial liabilities (current and non-current)	$—	$408	$82	$—	$280	$93

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 9.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2019	2018
Cash	$467	$294
Cash equivalents(1)	232	150
Restricted cash(2)	128	96
Total cash and cash equivalents	$827	$540

(1)	Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2)	Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts.
NOTE 10.  FINANCIAL ASSETS

US$ MILLIONS	2019	2018
Current:
Marketable securities	$142	$173
Foreign currency forward contracts	112	123
Cross currency interest rate swaps	92	—
Loans and receivables	61	61
Other	25	67
Total current	$432	$424

Non-current:
Foreign currency forward contracts	$29	$118
Cross currency interest rate swaps	542	594
Loans and receivables	85	97
Other	107	112
Total non-current	$763	$921
NOTE 11.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2019	2018
Current:
Accounts receivable	$1,741	$1,044
Prepayments & other assets	219	127
Total current	$1,960	$1,171

Non-current:
Tax recovery receivables	$27	$39
Other assets	230	180
Total non-current	$257	$219

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2019:

December 31, 2019 US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Receivables from lease contracts(1)	$367	$339	$322	$302	$278	$1,440	$3,048

(1)
IFRS 16 does not change substantially how a lessor accounts for leases. In addition to operating leases, the lease payments receivable include leases that are classified as finance leases, short-term leases and low-value leases. See Note 3 Significant Accounting Policies for further details.

NOTE 12.  INVENTORY

US$ MILLIONS	2019	2018
Current:
Natural gas inventory	$127	$94
Raw materials and other	115	47
Carrying amount of inventories	$242	$141
During the year ended December 31, 2019, Brookfield Infrastructure recognized $626 million (2018: $502 million, 2017: $418 million) worth of inventories as an expense in the Consolidated Statements of Operating Results and $3 million (2018: $nil, 2017: $nil) relating to impairments of inventory.
NOTE 13.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis. Investments in the utilities segment include a 15% interest in a Brazilian electricity transmission operation, a 13% and 11% interest in two businesses collectively referred to as our regulated natural gas transmission business in Mexico and four associates of our Colombian natural gas distribution operation. Transport investments include a 45% interest in a Brazilian toll road business, an 11% interest in a Brazilian rail and port logistics business, a 19% ownership interest of a North American west coast container terminal, our 13% and 26% interests in port operations in Australia, and a 50% interest in an associate of our North American rail business. In our energy segment, investments in associates and joint ventures include our 50% interest in a North American natural gas business and a 20% interest in a North American gas storage operation. Our investments in the data infrastructure segment include our 21% interest in a European telecommunications infrastructure operation, a 12% interest in a Brazilian data center operation and a 13% interest in a New Zealand data distribution business.

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2019	2018
Balance at beginning of year	$4,591	$5,572
Share of earnings for the year(1)	224	(13)
Foreign currency translation and other	(62)	(296)
Share of other comprehensive income	54	260
Distributions	(254)	(59)
Disposition of interest(1),(2)	(135)	(951)
Held for sale(3)	(38)	—
Acquisitions(4),(5),(6)	587	78
Balance at end of year(7)	$4,967	$4,591
\

(1)
In March 2018, Brookfield Infrastructure sold its ownership in ETC Transmission Holdings, S.L. for $1.3 billion. On disposition, Brookfield Infrastructure recognized a gain on sale of $338 million ($209 million, net of taxes) presented within gain on sale of associate on the Consolidated Statements of Operating Results. In association with the gain, $35 million of accumulated other comprehensive losses were reclassified to share of losses from associates and joint ventures on the Consolidated Statements of Operating Results. Please refer to Note 5 Disposition of Businesses for additional details.

(2)	In June 2019, Brookfield Infrastructure sold its 40% interest in its European port operation to a third party for $135 million.

(3)
On December 19, 2019, Brookfield Infrastructure agreed to sell its 11% interest in a Texas electricity transmission operation for total consideration of approximately $60 million. The investment has been classified as held for sale as of December 31, 2019. Refer to Note 6 Assets and Liabilities Classified as Held for Sale.

(4)
In March 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Brookfield maintains 50% of the voting rights of Ascenty in a joint venture with Digital Realty Trust Inc. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.

(5)
In July 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a New Zealand integrated data provider, Vodafone New Zealand (“VNZ”), for approximately $170 million. Brookfield maintains 50% of the voting rights of VNZ in a joint venture with Infratil Limited Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity.

(6)
Brookfield Infrastructure acquired a 13% interest in Ramones II Norte (“Norte”) on October 7, 2019 and an 11% interest in Ramones II Sur (“Sur”) on October 21, 2019, collectively the regulated natural gas transmission business in Mexico (“Los Ramones”), for approximately $140 million. Brookfield maintains 50% of the voting rights in Norte and 45% of the voting rights in Sur. Brookfield Infrastructure has joint control of Los Ramones through its ownership interest and governance rights.

(7)	Investments in associates include a shareholder loan of $500 million receivable from our North American natural gas transmission operation.

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2019
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$870	$6,499	$7,369	$686	$4,152	$4,838	$2,531	$2,286	$245
Transport	11-50%	1,233	18,327	19,560	1,948	8,444	10,392	9,168	6,770	2,398
Energy	20-50%	166	5,696	5,862	275	4,013	4,288	1,574	307	1,267
Data infrastructure	12-29%	912	11,636	12,548	1,042	4,908	5,950	6,598	5,569	1,029
Corporate	25-50%	8	133	141	13	56	69	72	44	28
Total		$3,189	$42,291	$45,480	$3,964	$21,573	$25,537	$19,943	$14,976	$4,967

		As at December 31, 2018
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$289	$2,227	$2,516	$325	$1,391	$1,716	$800	$708	$92
Transport	11-50%	1,520	15,892	17,412	1,876	6,447	8,323	9,089	6,592	2,497
Energy	20-50%	178	5,307	5,485	162	2,875	3,037	2,448	1,265	1,183
Data infrastructure	21%	447	6,692	7,139	438	2,902	3,340	3,799	3,089	710
Corporate	25-50%	105	386	491	99	55	154	337	228	109
Total		$2,539	$30,504	$33,043	$2,900	$13,670	$16,570	$16,473	$11,882	$4,591
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2019, 2018, and 2017:

	Year ended December 31, 2019
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$1,046	$354	$26	$380	$323	$57
Transport	3,351	22	364	386	384	2
Energy	734	351	(54)	297	113	184
Data infrastructure	1,447	(38)	57	19	28	(9)
Corporate	17	(38)	(156)	(194)	(184)	(10)
Total	$6,595	$651	$237	$888	$664	$224

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year ended December 31, 2018
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$541	$92	$110	$202	$146	$56
Transport	3,747	(74)	(856)	(930)	(597)	(333)
Energy	739	91	8	99	53	46
Data infrastructure	804	64	244	308	234	74
Corporate	41	(132)	356	224	169	55
Total	$5,872	$41	$(138)	$(97)	$5	$(102)

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income	Other Ownership Interests	Partnership’s Share
Utilities	$1,164	$101	$779	$880	$642	$238
Transport	3,796	213	718	931	744	187
Energy	724	22	(37)	(15)	(22)	7
Data infrastructure	783	58	435	493	409	84
Corporate	2	(16)	(145)	(161)	(108)	(53)
Total	$6,469	$378	$1,750	$2,128	$1,665	$463
As at December 31, 2019 and 2018, none of the associates or joint ventures have quoted prices in an active market.

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2019, 2018, and 2017:

	Year ended December 31, 2019
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$108	$(1,109)	$1,548	$547	$471	$76
Transport	692	(852)	11	(149)	(76)	(73)
Energy	357	(267)	(95)	(5)	(3)	(2)
Data infrastructure	531	(2,707)	2,201	25	30	(5)
Corporate	—	—	—	—	—	—
Total	$1,688	$(4,935)	$3,665	$418	$422	$(4)

	Year ended December 31, 2018
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$380	$6,189	$(6,716)	$(147)	$(106)	$(41)
Transport	776	(1,018)	369	127	77	50
Energy	320	(288)	(46)	(14)	(10)	(4)
Data infrastructure	323	(305)	19	37	29	8
Corporate	7	(7)	—	—	—	—
Total	$1,806	$4,571	$(6,374)	$3	$(10)	$13

	Year ended December 31, 2017
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$433	$(803)	$494	$124	$102	$22
Transport	1,000	(1,673)	1,121	448	370	78
Energy	261	(171)	(77)	13	6	7
Data infrastructure	338	(226)	(57)	55	44	11
Corporate	1	(10)	4	(5)	(3)	(2)
Total	$2,033	$(2,883)	$1,485	$635	$519	$116

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 14.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Data Infrastructure Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2018	$3,471	$2,657	$2,629	$—	$8,757
Additions, net of disposals	441	77	140	4	662
Non-cash (disposals) additions	(19)	(4)	6	—	(17)
Acquisitions through business combinations(1)	394	—	2,111	440	2,945
Net foreign currency exchange differences	(267)	(245)	(205)	—	(717)
Balance at December 31, 2018	$4,020	$2,485	$4,681	$444	$11,630
Change in accounting policies(2)	21	356	197	633	1,207
Additions, net of disposals	467	122	419	8	1,016
Non-cash (disposals) additions	(2)	49	(270)	(51)	(274)
Acquisitions through business combinations(1)	—	5,283	3,332	95	8,710
Assets reclassified as held for sale	(458)	—	—	—	(458)
Net foreign currency exchange differences	135	4	72	2	213
Balance at December 31, 2019	$4,183	$8,299	$8,431	$1,131	$22,044
Accumulated depreciation:
Balance at January 1, 2018	$(510)	$(687)	$(383)	$—	$(1,580)
Depreciation expense	(149)	(147)	(134)	—	(430)
Disposals	7	22	8	—	37
Non-cash disposals	(2)	—	(1)	—	(3)
Net foreign currency exchange differences	41	68	18	—	127
Balance at December 31, 2018	$(613)	$(744)	$(492)	$—	$(1,849)
Depreciation expense	(171)	(178)	(328)	(87)	(764)
Disposals	7	2	(4)	—	5
Assets reclassified as held for sale	194	—	—	—	194
Non-cash disposals (additions)	3	(27)	50	—	26
Net foreign currency exchange differences	(14)	(3)	(11)	(1)	(29)
Balance at December 31, 2019	$(594)	$(950)	$(785)	$(88)	$(2,417)
Accumulated fair value adjustments:
Balance at January 1, 2018	$1,258	$873	$629	$—	$2,760
Fair value adjustments	220	18	224	—	462
Net foreign currency exchange differences	(77)	(81)	(31)	—	(189)
Balance at December 31, 2018	$1,401	$810	$822	$—	$3,033
Assets reclassified as held for sale	(416)	—	—	—	(416)
Fair value adjustments	347	45	327	—	719
Net foreign currency exchange differences	38	2	22	—	62
Non-cash disposals	—	—	(12)	—	(12)
Balance at December 31, 2019	$1,370	$857	$1,159	$—	$3,386
Net book value:
December 31, 2019(3)	$4,959	$8,206	$8,805	$1,043	$23,013
December 31, 2018	$4,808	$2,551	$5,011	$444	$12,814

F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(1)	See Note 7 Acquisition of Businesses for additional information.

(2)	See Note 3 Significant Accounting Policies for additional information.

(3)	Includes right-of-use assets of $20 million in our utilities segment, $1,329 million in our transport segment, $252 million in our energy segment and $560 million in our data infrastructure segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2019 and 2018. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s property, plant and equipment assets valued using the income method, categorized by segment.

	Dec. 31, 2019				Dec. 31, 2018
Segment	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 14%	8x to 21x	10 to 20 yrs	Discounted cash flow model	7% to 14%	8x to 22x	10 to 20 yrs
Transport	Discounted cash flow model	9% to 14%	9x to 14x	10 to 20 yrs	Discounted cash flow model	10% to 13%	9x to 14x	10 to 20 yrs
Energy	Discounted cash flow model	12% to 15%	10x to 17x	5 to 10 yrs	Discounted cash flow model	12% to 15%	10x to 14x	10 yrs
Data Infrastructure	Discounted cash flow model	13% to 15%	11x to 17x	10 to 11 yrs	Discounted cash flow model	13% to 15%	10x to 11x	10 yrs
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2019, Brookfield Infrastructure carried out an assessment of the fair value of its Utilities property, plant and equipment, resulting in a gain from revaluation of $347 million (2018: $220 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Key drivers behind the revaluation gain recorded include; growth in underlying cash flows at our U.K. regulated distribution business associated with new connections and smart meter adoptions made during the year.
At December 31, 2019, Brookfield Infrastructure carried out an assessment of the fair value of its Transport property, plant and equipment. A gain from revaluation of $45 million (2018: $18 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the Transport segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

At December 31, 2019, Brookfield Infrastructure carried out an assessment of the fair value of its Energy property, plant and equipment. A gain from revaluation of $327 million (2018: $224 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The revaluation gain was primarily associated with growth in underlying cash flows at our North American district energy operations associated with new customer connections during the last 12 months and a more robust pipeline of growth opportunities which resulted in an increase in our terminal value assumption to align our values with observable market transactions.
At December 31, 2019, Brookfield Infrastructure carried out an assessment of the fair value of its Data Infrastructure property, plant and equipment. A gain from revaluation of $nil (2018: $nil) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income due to the recent acquisitions of the businesses in this segment.
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model.

US$ MILLIONS	Dec. 31, 2019	Dec. 31, 2018
Utilities	$3,589	$3,407
Transport	7,349	1,741
Energy	7,646	4,189
Data Infrastructure	1,043	444
NOTE 15.  INTANGIBLE ASSETS

US$ MILLIONS	2019	2018
Cost	$15,695	$12,515
Accumulated amortization	(1,309)	(880)
Net intangible assets	$14,386	$11,635

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2019	2018
Brazilian regulated gas transmission operation	$3,885	$4,211
North American rail operations	1,992	—
North American residential energy infrastructure operation	1,806	1,763
Australian regulated terminal	1,758	1,766
Peruvian toll roads	1,159	1,118
Chilean toll roads	814	928
Indian toll roads(1)	769	843
U.K. telecom towers operation	472	—
Brazilian electricity transmission operation	401	—
U.K. port operation	283	273
Other(2)	1,047	733
Total	$14,386	$11,635

(1)	Indian toll roads include $680 million of intangible assets at our investments in Simhapuri Expressway Limited and Rayalseema Expressway Limited and $89 million at BIF India Holdings Pte Ltd.

(2)
Other intangibles are comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.

The intangible assets at Brookfield Infrastructure’s Brazilian regulated gas transmission operation, Brazilian electricity transmission operation, Australian regulated terminal operation, and Chilean, Peruvian and Indian toll roads relate to service concession arrangements.
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
The intangible asset at Brookfield Infrastructure’s North American rail operations mainly relate to customer relationships, operating network agreements and track access rights. The intangible assets at Brookfield Infrastructure’s residential infrastructure operation comprise contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. Brands are classified as having an indefinite life and are subject to annual impairment reviews. The remaining intangible assets are amortized straight-line over 10 to 20 years.

Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
The terms and conditions of the Peruvian toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Municipalidad Metropolitana de Lima (“MML”) and its municipal arm, Fondo Metropolitano de Inversiones. The service concession provides the operator the right to charge a tariff to vehicles which use the road network over the life of the concession in exchange for the design, construction, improvement, maintenance and operation of the road network. Until December 2018, tariffs are increased by fixed amounts and on specified dates, and thereafter, are adjusted annually for the Lima Metropolitana Consumer Price Index. For the year ended December 31, 2019, revenue and profit related to construction contracts were $14 million (2018: $13 million, 2017: $12 million) and $nil (2018: $nil, 2017: $nil), respectively. Due to construction services relating to the concession arrangement $3 million (2018: $3 million, 2017: $6 million) of borrowing costs were capitalized as an intangible asset, based on the stage of project completion. The concession arrangement has an expiration date of 2043 at which point the underlying concession assets will be returned to the MML.
The terms and conditions of the Chilean toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Ministerio de Obras Publicas (“MOP”). The service concession provides the operator the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance and construction schedule. Tariffs are adjusted annually for the Chilean Consumer Price Index, in addition to congestion charges which may be levied should specified traffic levels be reached. The concession arrangement has an expiration date of 2033, at which point the underlying concessions assets will be returned to the MOP.
The terms and conditions of the Simhapuri Expressway (“SEL”), Rayalseema Expressway (“REPL”) and Mumbai Nasik (“MNEL”) Indian toll road concessions, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the National Highways Authority of India (“NHAI”). The Service Concession Agreements provides the operators the right to charge a tariff to vehicles which use the road over the term of the concession in exchange for operating the road, including preserving the road based on a defined maintenance schedule. Tariffs are revised annually for the Indian Wholesale Price Index. The Concession Arrangements have expiration dates of 2041, 2040 and 2026, respectively, for SEL, REPL and MNEL, at which point the underlying concessions assets will be returned to the NHAI.
The intangible asset at Brookfield Infrastructure’s U.K telecom tower operation primarily relates to customer contracts and related relationships. The contractual customer contracts and customer relationships represent ongoing economic benefits from leasing space on the existing portfolio of towers and distributed antenna systems. Intangible assets are amortized straight-line over the average remaining contractual period plus a reasonable expectation of long term renewals.

F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The terms and conditions of the Brazilian electricity transmission concession are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). The concession agreement grants the right to construct, maintain and operate the transmission lines, in exchange for a regulated return (“RAP”) during the concession period. Concessions are awarded for a period of 30 years and RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital.
The intangible asset at Brookfield Infrastructure’s U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.
The carrying value as at December 31, 2019, of Brookfield Infrastructure’s indefinite lived intangibles is $667 million (2018: $653 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2019	2018
Cost at beginning of the year	$12,515	$10,470
Additions, net of disposals	109	117
Acquisitions through business combinations(1)	3,248	3,208
Held for sale	(1)	—
Non-cash additions (disposals)	15	7
Foreign currency translation	(191)	(1,287)
Cost at end of year	$15,695	$12,515

(1)	See Note 7 Acquisition of Businesses for additional information.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2019	2018
Accumulated amortization at beginning of year	$(880)	$(576)
Disposals	12	—
Amortization	(450)	(371)
Foreign currency translation	9	67
Accumulated amortization at end of year	$(1,309)	$(880)
NOTE 16.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2019	2018
Balance at beginning of the year	$3,859	$1,301
Acquisitions through business combinations(1)	2,644	2,905
Foreign currency translation and other	50	(347)
Balance at end of the year	$6,553	$3,859

(1)	See Note 7 Acquisition of Businesses for additional information.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2019, the carrying amount of each cash-generating unit was determined to not exceed its recoverable amount.
Goodwill is allocated to the following cash generating units, or group of cash generating units:

US$ MILLIONS	2019	2018
North American rail operations(1)	$2,042	$—
North American residential energy infrastructure operation(1)	1,274	1,209
Western Canadian natural gas gathering and processing operation(1)	749	492
Brazilian regulated gas transmission operation	632	657
Colombian natural gas distribution operation	542	547
U.S. data center operation(1)	486	463
Other(1)	828	491
Total	$6,553	$3,859

(1)	See Note 7 Acquisition of Businesses for additional information.
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 12% to 14%, terminal value multiples of 8x to 12x and discrete cash flow periods from 7 to 20 years.
Goodwill at our Brazilian regulated gas transmission operation was predominantly the result of deferred income tax liability recognized on acquisition. The deferred tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 17.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2019	2018
Balance at beginning of the year	$190	$192
Acquisitions through business combinations(1)	211	—
Additions, net of disposals	2	—
Non-cash additions	5	—
Fair value adjustments	—	13
Foreign currency translation	8	(15)
Balance at end of the year	$416	$190

(1)	See Note 7 Acquisition of Businesses for additional information.
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2019 and 2018. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
Data Infrastructure	Direct Income Capitalization	Capitalization Rate	6% to 8%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 18.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2019	2018
Current:
Accounts payable		$854	$463
Accrued & other liabilities		838	585
Deferred revenue	(i)	307	154
Provisions(1)		214	106
Lease liabilities(2)		197	—
Total current		$2,410	$1,308

Non-current:
Lease liabilities(2)		$1,606	$—
Provisions(1)		327	148
Deferred revenue	(i)	246	323
Pension liabilities(3)		148	81
Other liabilities		243	225
Total non-current		$2,570	$777

(1)	Provisions primarily relate to decommissioning liabilities at our Western Canadian natural gas gathering and processing operation.

(2)	The impact of the adoption of IFRS 16 requires the recognition of lease liabilities, including short-term and low-value leases. See Note 3 Significant Accounting Policies for further details.

(3)	See Note 32 Retirement Benefit Plans for further details.
Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 35, Financial Risk Management.

(i)	Deferred revenue
Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at our Australian rail operation, for future natural gas and electricity connections at our U.K. regulated distribution operation and for future transportation of gas at our Indian natural gas operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the contracted track access, connections arrangement or gas transportation agreement.

F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2019	2018
Current:
Deferred consideration	$131	$3
Foreign currency forward contracts	61	16
Other financial liabilities	137	105
Total current financial liabilities	$329	$124

Non-current:
Deferred consideration	$1,115	$953
Interest rate swaps	113	100
Foreign currency forward contracts	36	7
Inflation swaps	71	78
Other financial liabilities	509	18
Total non-current financial liabilities	$1,844	$1,156

NOTE 20.  BORROWINGS

(a)	Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 28, 2024. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2019, draws on the credit facility were $820 million (2018: $510 million) and $54 million of letters of credit were issued (2018: $47 million).

	Maturity	Annual Rate	Currency	2019	2018
Corporate revolving credit facility	June 28, 2024	LIBOR plus 1.2%	US$	820	510
Medium Term Notes(1):
Non-Current:
Public - Canadian	October 30, 2020	3.5%	C$	—	275
Public - Canadian	March 11, 2022	3.5%	C$	346	330
Public - Canadian	February 22, 2024	3.3%	C$	231	220
Public - Canadian	February 22, 2024	3.3%	C$	308	293
Public - Canadian	September 11, 2028	4.2%	C$	384	365
Public - Canadian	October 9, 2029	3.4%	C$	386	—
Total				$2,475	$1,993

(1)	See Note 21 Subsidiary Public Issuers for further details.

Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4%. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
On October 30, 2018, Brookfield Infrastructure Finance ULC repaid C$125 million of maturing medium-term notes.
On September 10, 2018, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 11, 2028 with a coupon of 4.2%. The proceeds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
The increase in corporate borrowings of $482 million during the year ended December 31, 2019 is due to net draws of $310 million on the corporate revolving credit facility, the issuance of C$500 million of medium-term notes, and the impact of a stronger Canadian dollar relative to the U.S. dollar. These increases were partially offset by the early redemption of C$375 million medium-term notes.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 2.0% and no commitment fees were incurred for any undrawn balance. As of December 31, 2019, there were $nil (2018: $nil) of borrowings outstanding.

(b)	Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2019	2018
Current	$1,381	$985
Non-current	17,163	12,128
Total	$18,544	$13,113
Non-recourse borrowings have increased by $5.4 billion since year-end. This increase is due to additional borrowings primarily associated with our recent acquisitions and the impact of foreign exchange, partially offset by non-recourse borrowings reclassified to held for sale.

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Total
2020	$463	$362	$498	$82	$1,405
2021	418	355	240	6	1,019
2022	330	489	750	111	1,680
2023	1,936	361	618	12	2,927
2024	830	560	1,107	6	2,503
Thereafter	1,749	4,475	2,193	725	9,142
Total principal repayments	5,726	6,602	5,406	942	18,676
Deferred financing costs and other	5	(58)	(60)	(19)	(132)
Total - Dec. 31, 2019	$5,731	$6,544	$5,346	$923	$18,544
Total - Dec. 31, 2018	$5,397	$3,444	$3,155	$1,117	$13,113
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Total
Dec. 31, 2019	4%	6%	5%	6%	5%
Dec. 31, 2018	4%	6%	6%	6%	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2019	Local Currency		Dec. 31, 2018	Local Currency
U.S. dollars	$7,801	USD	7,801	$5,317	USD	$5,317
Canadian dollars	2,473	CAD	3,212	1,388	CAD	1,893
British pounds	2,411	GBP	1,819	1,847	GBP	1,447
Brazilian real	1,489	BRL	6,002	1,342	BRL	5,200
Indian rupees	1,427	INR	101,929	565	INR	39,236
Chilean Unidad de Fomento(1)	1,099	UF	29	837	UF	21
Australian dollars	1,010	AUD	1,439	925	AUD	1,312
Peruvian soles	452	PEN	1,497	441	PEN	1,486
Colombian pesos	342	COP	1,124,325	411	COP	1,337,497
New Zealand dollars	40	NZD	59	40	NZD	60

(1)	Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(c)	Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2018	Cash Flows	Acquisitions	Foreign Exchange Movement and Other	2019
Corporate borrowings	$1,993	$398	$—	$84	$2,475
Non-recourse borrowings	13,113	3,573	1,972	(114)	18,544
NOTE 21. SUBSIDIARY PUBLIC ISSUERS
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
On October 7, 2019, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
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
As they matured, the Debt Issuers repaid C$400 million of medium-term notes on October 10, 2017 and C$125 million of medium-term notes on October 30, 2018.
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
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.
On February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.

Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables set forth consolidated summary financial information for our partnership, the Fincos and BIPIC:

For the year ended December 31, 2019 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	Subsidiaries of our partnership other than the Fincos and BIPIC(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$6,597	$6,597
Net income attributable to partnership(1)	52	—	—	233	(52)	233
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$4,652	$4,652
Net income attributable to partnership(1)	192	—	—	410	(192)	410
For the year ended December 31, 2017
Revenues	$—	$—	$—	$—	$3,535	$3,535
Net income attributable to partnership(1)	11	—	—	125	(11)	125
As at December 31, 2019
Current assets	$—	$—	$—	$—	$5,841	$5,841
Non-current assets	5,983	—	889	8,905	34,690	50,467
Current liabilities	—	—	75	—	5,364	5,439
Non-current liabilities	—	1,655	—	—	27,037	28,692
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	—	2,039	2,039
Non-controlling interests—Exchange LP Units	—	—	—	—	18	18
Non-controlling interests—in operating subsidiaries	—	—	—	—	14,113	14,113
Preferred unitholders	—	—	—	—	935	935
As at December 31, 2018
Current assets	$—	$—	$—	$—	$2,276	$2,276
Non-current assets	5,449	—	568	8,281	20,006	34,304
Current liabilities	—	—	—	—	2,417	2,417
Non-current liabilities	—	1,483	—	—	18,012	19,495
Non-controlling interests—Redeemable Partnership Units held by Brookfield	—	—	—	—	1,823	1,823
Non-controlling interests—Exchange LP Units	—	—	—	—	71	71
Non-controlling interests—in operating subsidiaries	—	—	—	—	7,303	7,303
Preferred unitholders	—	—	—	—	936	936
F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
NOTE 22.  PREFERRED SHARES
As at December 31, 2019, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2019, there were no dividends in arrears (2018: $nil).
NOTE 23.  INTEREST EXPENSE

US$ MILLIONS	2019	2018	2017
Interest on corporate facility	$20	$4	$12
Interest on corporate debt	63	56	51
Interest on non-recourse borrowings	738	483	361
Other financing fees	83	12	4
	$904	$555	$428
NOTE 24.  PAYROLL EXPENSE
Our partnership has no key employees; therefore, Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure’s Master Services Agreement. Details of the management fees paid are disclosed in Note 33, Related Party Transactions.
Throughout the year, the General Partner in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged to our partnership in accordance with the limited partnership agreement.
For the year ended December 31, 2019, payroll expense across all of Brookfield Infrastructure’s subsidiaries was $704 million, inclusive of benefits (2018: $588 million, 2017: $519 million).
NOTE 25.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	As of December 31, 2019
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$159	$4,653	$294	$2,888	$318	$1,312
Australian regulated terminal operation	139	1,994	347	1,688	34	64
Colombian regulated distribution operation(2)	759	—	427	—	274	58
Brazilian regulated gas transmission operation	435	4,606	199	3,195	1,305	342
Colombian natural gas distribution operation	214	1,166	299	314	684	83
Brazilian electricity transmission operation	21	401	12	252	110	48
Transport
North American rail operation	2,150	9,392	1,409	4,889	4,747	497
U.K. port operation	47	934	78	370	218	315
Australian port operation	126	927	124	488	317	124
Chilean toll roads	95	821	67	1,112	(320)	57
Peruvian toll roads	122	1,337	19	683	638	119
Indian toll roads(3)	75	868	83	570	203	87
Energy
North American gas storage operation	200	1,449	112	661	543	333
Canadian district energy operation	29	974	47	506	337	113
U.S. district energy operation	37	964	41	747	118	95
Western Canadian natural gas gathering and processing operation	119	3,721	147	1,845	1,320	528
North American residential energy infrastructure operation	171	3,997	337	1,925	1,341	565
Indian natural gas operation	155	2,272	181	910	1,157	179
Data Infrastructure
U.S. data center operation	105	1,665	112	1,130	376	152
Australian data center operation	10	280	5	112	124	49
U.K. telecom towers operation	26	874	190	419	219	72
Corporate
Holding LP and other	529	111	735	2,480	50	(2,625)
Total	$5,723	$43,406	$5,265	$27,184	$14,113	$2,567

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	As of December 31, 2018
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$131	$3,844	$248	$2,452	$247	$1,028
Australian regulated terminal operation	34	2,074	27	1,943	45	93
Colombian regulated distribution operation	51	708	32	396	273	58
Brazilian regulated gas transmission operation	310	4,955	106	3,185	1,540	434
Colombian natural gas distribution operation	230	1,149	235	374	691	79
Transport
U.K. port operation	48	847	71	347	195	282
Australian port operation	141	593	239	59	319	117
Chilean toll roads	82	940	59	862	43	58
Peruvian toll roads	104	1,308	20	654	622	116
Indian toll roads(3)	90	975	65	667	229	104
Energy
North American gas storage	281	1,273	155	566	515	318
Canadian district energy operation	25	754	32	387	269	91
U.S. district energy operation	42	834	26	681	90	79
Western Canadian natural gas gathering and processing operation	86	2,069	84	1,161	650	260
North American residential energy infrastructure operation	196	3,647	152	1,551	1,506	634
Data Infrastructure
U.S. data center operation	17	1,131	438	562	(12)	160
Corporate
Holding LP and other	320	248	336	2,031	83	(1,882)
Total	$2,188	$27,349	$2,325	$17,878	$7,305	$2,029

(1)	Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interest—Exchange LP Units, general partner and limited partners.

(2)
On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million. The net assets were classified as held for sale as of December 31, 2019. Refer to Note 6 Assets and Liabilities Classified as Held for Sale.

(3)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2019
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$478	$24	$71	$103	$278
Australian regulated terminal operation	308	15	(3)	43	(8)
Colombian regulated distribution operation(1)	179	10	(9)	2	(2)
Brazilian regulated gas transmission operation	1,141	349	(83)	132	(33)
Colombian natural gas distribution operation	874	51	(4)	7	—
Brazilian electricity transmission operation	2	15	(2)	7	(1)
Transport
North American rail operation	—	—	(10)	—	(1)
U.K. port operation	197	4	19	7	27
Australian port operation	462	(24)	(1)	(7)	—
Chilean toll roads	162	—	27	2	16
Peruvian toll roads	107	5	10	1	2
Indian toll roads(2)	130	(19)	(6)	(9)	(3)
Energy
North American gas storage operation	143	12	52	9	32
Canadian district energy operation	121	6	85	2	29
U.S. district energy operation	158	(14)	49	(9)	32
Western Canadian natural gas gathering and processing operation	256	35	31	14	12
North American residential energy infrastructure operation	956	3	63	2	26
Indian natural gas operation	266	(39)	(33)	(12)	(10)
Data Infrastructure
U.S. data center operation	294	(22)	(10)	(7)	(4)
Australian data center operation	20	6	(3)	2	(1)
U.K. telecom towers operation	—	—	(2)	—	(1)
Corporate
Holding LP and other	25	(5)	—	(295)	(26)
Total	$6,279	$412	$241	$(6)	$364

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year ended December 31, 2018
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$449	$22	$19	$99	$86
Australian regulated terminal operation	307	14	(6)	34	(16)
Colombian regulated distribution operation	177	15	(11)	3	(2)
Brazilian regulated gas transmission operation	1,112	357	(469)	139	(190)
Colombian natural gas distribution operation	516	34	(91)	7	(14)
Transport
U.K. port operation	205	12	3	19	4
Australian port operation	522	(6)	(33)	(3)	(11)
Chilean toll roads	168	(1)	(7)	(1)	(7)
Peruvian toll roads	92	3	(25)	1	(5)
Indian toll roads(2)	61	(12)	2	(6)	(1)
Energy
North American gas storage operation	150	(16)	22	(12)	15
Canadian district energy operation	118	7	32	3	11
U.S. district energy operation	149	(13)	35	(8)	23
Western Canadian natural gas gathering and processing operation	61	3	(53)	1	(21)
North American residential energy infrastructure operation	191	4	(73)	1	(30)
Data Infrastructure
U.S. data center operation	—	—	(1)	—	—
Corporate
Holding LP and other	23	(26)	(1)	108	44
Total	$4,301	$397	$(657)	$385	$(114)

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Year ended December 31, 2017
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$385	$21	$29	$114	$118
Australian regulated terminal operation	301	15	3	35	7
Colombian regulated distribution operation	161	12	38	2	7
Brazilian regulated gas transmission operation	938	349	(160)	146	(72)
Transport
U.K. port operation	180	8	21	22	29
Australian port operation	501	(7)	28	(3)	9
Chilean toll roads	154	—	7	—	8
Peruvian toll roads	103	12	22	2	5
Indian toll roads	57	(2)	4	(1)	3
Energy
North American gas storage operation	149	30	74	18	47
Canadian district energy operation	95	(2)	39	—	13
U.S. district energy operation	131	10	40	7	26
Corporate
Holding LP and other	22	(3)	1	(349)	(410)
Total	$3,177	$443	$146	$(7)	$(210)

(1)	On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.

(2)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2019			Year ended December 31, 2018
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$271	$(416)	$147	$226	$(413)	$179
Australian regulated terminal operation	91	(23)	(55)	85	(21)	(63)
Colombian regulated distribution operation(1)	26	(24)	(4)	11	(26)	—
Brazilian regulated gas transmission operation	839	(21)	(702)	868	(26)	(792)
Colombian natural gas distribution operation	72	(38)	(73)	94	(217)	205
Brazilian electricity transmission operation	22	(4)	(6)	—	—	—
Transport
North American rail operation	—	(6,460)	6,578	—	—	—
U.K. port operation	27	(43)	9	27	(17)	(8)
Australian port operation	52	(45)	(10)	42	(68)	22
Chilean toll roads	62	(2)	(55)	74	(1)	(82)
Peruvian toll roads	47	(39)	—	91	(33)	—
Indian toll roads(2)	7	(9)	(29)	18	(184)	209
Energy
North American gas storage operation	83	(10)	(63)	—	(8)	7
Canadian district energy operation	53	(68)	14	39	(42)	(45)
U.S. district energy operation	22	(29)	2	24	(16)	(18)
Western Canadian natural gas gathering and processing operation	92	(1,396)	1,339	48	(1,923)	1,910
North American residential energy infrastructure operation	128	(228)	87	16	(2,182)	2,188
Indian natural gas operation	208	(1,950)	1,746	—	—	—
Data Infrastructure
U.S. data center operation	51	(6)	(35)	(1)	(1,103)	1,118
Australian data center operation	—	(277)	286	—	—	—
U.K. telecom towers operation	3	(280)	289	—	—	—
Corporate
Holding LP and other	(46)	243	(128)	(417)	794	(379)
Total	$2,110	$(11,125)	$9,337	$1,245	$(5,486)	$4,451

Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Cash Flow Activities
	Year ended December 31, 2017
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$220	$(343)	$129
Australian regulated terminal operation	96	(9)	(87)
Colombian regulated distribution operation	7	(22)	26
Brazilian regulated gas transmission operation	819	83	(839)
Transport
U.K. port operation	46	(40)	(10)
Australian port operation	37	(39)	12
Chilean toll roads	56	(5)	(88)
Peruvian toll roads	46	(67)	—
Indian toll roads	30	(7)	(22)
Energy
North American gas storage operation	55	(9)	(76)
Canadian district energy operation	26	(82)	102
U.S. district energy operation	24	8	(28)
Corporate
Holding LP and other	(98)	(5,089)	4,721
Total	$1,364	$(5,621)	$3,840

(1)	On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.

(2)	Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 26.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

(a)	Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2019	2018
Deferred income tax assets
Tax losses carried forward	$397	$394
Financial instruments and other	350	77
	$747	$471
Deferred income tax liabilities
Property, plant and equipment and investment properties	$(2,541)	$(1,702)
Intangible assets	(2,714)	(2,115)
	$(5,255)	$(3,817)
Net deferred income tax liabilities	$(4,508)	$(3,346)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$112	$75
Deferred income tax liabilities	(4,620)	(3,421)
Net deferred income tax liabilities	$(4,508)	$(3,346)

Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2019	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2019
Deferred income tax assets related to non-capital losses and capital losses	$394	$40	$—	$(22)	$(15)	$397
Deferred income tax liabilities related to differences in tax and book basis, net	(3,740)	(68)	(142)	54	(1,009)	(4,905)
Net deferred income tax liabilities	$(3,346)	$(28)	$(142)	$32	$(1,024)	$(4,508)

		Recognized in
US$ MILLIONS	Jan. 1, 2018	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2018
Deferred income tax assets related to non-capital losses and capital losses	$361	$(13)	$—	$8	$38	$394
Deferred income tax liabilities related to differences in tax and book basis, net	(3,144)	(33)	(97)	266	(732)	(3,740)
Net deferred income tax liabilities	$(2,783)	$(46)	$(97)	$274	$(694)	$(3,346)

(1)	Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $990 million (2018: $765 million). Of the $990 million (2018: $765 million) deductible temporary differences not recognized, $332 million (2018: $433 million) relates to capital losses which can be carried forward indefinitely and have no expiry dates. The remaining $658 million (2018: $332 million) relates to non-capital losses, of which $335 million (2018: $26 million) expire between 2022 to 2032 and $323 million (2018: $306 million) that carry forward indefinitely and have no expiry dates.

F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)	Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Tax expense comprises:
Current income tax expense	$250	$318	$106
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	29	53	92
Changes in tax rates or the imposition of new taxes	(20)	(11)	(41)
Previously unrecognized deferred taxes	19	4	16
Total income tax expense	$278	$364	$173
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$928	$1,170	$747
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	354	278	304
Change in substantively enacted tax rates	(20)	(11)	(41)
Earnings from investments in associates and joint ventures	(50)	(3)	(12)
Portion of gains subject to different tax rates	34	141	2
Taxable income attributable to non-controlling interests	(62)	(35)	(65)
International operations subject to different tax rates	(6)	(17)	(39)
Deferred tax assets not recognized	19	4	15
Permanent differences and other	9	7	9
Income tax expense recognized in profit or loss	$278	$364	$173
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $2,441 million (2018: $2,867 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.

(c)	Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2019	2018	2017
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(148)	$(95)	$(204)
Cash flow hedges	3	3	8
Other	3	(5)	(4)
Total income tax expense recognized directly in other comprehensive income	$(142)	$(97)	$(200)

Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 27.  PARTNERSHIP CAPITAL
As at December 31, 2019, our partnership’s capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special General Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.22 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $158 million (2018: $136 million, 2017: $113 million).
The Holding LP has issued 122 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest–Redeemable Partnership Units held by Brookfield.

(a)	Special and Limited Partnership Capital

	Special General Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2019	2018	2017	2019	2018	2017	2019	2018	2017
Opening balance	1.6	1.6	1.6	277.3	276.6	259.4	278.9	278.2	261.0
Issued for cash	—	—	—	13.8	0.3	17.2	13.8	0.3	17.2
Conversion from Exchange LP Units	—	—	—	3.2	1.3	—	3.2	1.3	—
Repurchased and cancelled	—	—	—	(0.8)	(0.9)	—	(0.8)	(0.9)	—
Ending balance	1.6	1.6	1.6	293.5	277.3	276.6	295.1	278.9	278.2

F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

	Special General Partner			Limited Partners			Total
US$ MILLIONS	2019	2018	2017	2019	2018	2017	2019	2018	2017
Opening balance	$19	$19	$19	$4,911	$4,907	$4,215	$4,930	$4,926	$4,234
Unit issuance	—	—	—	559	14	692	559	14	692
Conversion from Exchange LP Units	—	—	—	53	20	—	53	20	—
Repurchased and cancelled	—	—	—	(28)	(30)	—	(28)	(30)	—
Ending balance	$19	$19	$19	$5,495	$4,911	$4,907	$5,514	$4,930	$4,926

In July 2019, Brookfield Infrastructure issued 13.5 million L.P units at $42.50 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $8 million that was recognized directly in equity.
During the year ended December 31, 2019, Brookfield Infrastructure repurchased and cancelled 0.8 million units for $28 million (2018: 0.9 million for $30 million, 2017: nil) and incurred less than $1 million in commission costs (2018: less than $1 million, 2017: $nil).
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
The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income at the date of the unit offering that were attributable to the limited partners were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield.

Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2019, our partnership issued less than 1 million units for proceeds of $8 million (2018: less than 1 million units for proceeds of $14 million, 2017: less than 1 million units for proceeds of $20 million) under the Plan.
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2019 was 1.6 million (2018: 1.6 million, 2017: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2019 was 285.6 million (2018: 276.9 million, 2017: 264.6 million).
Net income per limited partnership unit was $0.07 for the year ended December 31, 2019 (2018: $0.59, 2017: loss per unit of $0.04). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2019.

(b)	Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2019	2018	2017
Opening balance	115.8	115.8	108.4
Issued for cash	6.1	—	7.4
Ending balance	121.9	115.8	115.8

	Non-controlling interest— Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2019	2018	2017
Opening balance	$2,078	$2,078	$1,778
Unit issuance	250	—	300
Ending balance	$2,328	$2,078	$2,078
In July 2019, Brookfield Infrastructure issued 6.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
In September 2017, Brookfield Infrastructure issued 7.4 million Redeemable Partnership Units to Brookfield for proceeds of $300 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2019 was 118.6 million (2018: 115.8 million, 2017: 110.6 million).

F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(c) Non-controlling interest—Exchange LP Units

	Non-controlling interest— Exchange LP Units held by Brookfield
UNITS MILLIONS	2019	2018	2017
Opening balance	4.4	—	—
Unit issuance	—	5.7	—
Exchange LP conversion	(3.2)	(1.3)	—
Ending balance	1.2	4.4	—

	Non-controlling interest— Exchange LP Units held by Brookfield
US$ MILLIONS	2019	2018	2017
Opening balance	$212	$—	$—
Unit issuance	—	232	—
Exchange LP conversion	(53)	(20)	—
Ending balance	$159	$212	$—
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
During the year ended December 31, 2019, Exchange LP unitholders exchanged 3.2 million Exchange LP Units for $53 million of our units.
During the year ended December 31, 2018, Exchange LP unitholders exchanged 1.3 million Exchange LP Units for $20 million of our units.

(d)	Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	2019	2018	2017
Opening balance	49.9	32.0	20.0
Issued for cash	—	18.0	12.0
Repurchased and cancelled	—	(0.1)	—
Ending balance	49.9	49.9	32.0

	Preferred Units
US$ MILLIONS	2019	2018	2017
Opening balance	$936	$595	$375
Unit issuance	—	342	220
Repurchased and cancelled	(1)	(1)	—
Ending balance	$935	$936	$595

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

During the year ended December 31, 2019, Brookfield Infrastructure repurchased and cancelled less than 0.1 million (2018: 0.1 million) preferred units for $1 million (2018: $1 million). No preferred units were repurchased and cancelled in 2017.
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
NOTE 28.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$976	$(835)	$28	$(26)	$—	$(27)	$748	$864
Other comprehensive income (loss)(1)	141	(501)	67	(70)	(33)	9	182	(205)
Other items(1)	(450)	—	—	—	—	—	—	(450)
Balance at December 31, 2018	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209
Other comprehensive income (loss)	240	(8)	(71)	14	33	—	38	246
Other items(2),(3)	(8)	20	6	—	—	—	—	18
Balance at December 31, 2019	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473

F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(b)	Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$7	$(6)	$1	$—	$—	$—	$4	$6
Other comprehensive income (loss)(1)	1	(3)	1	—	—	—	1	—
Other items(1)	(3)	—	—	—	—	—	—	(3)
Balance at December 31, 2018	$5	$(9)	$2	$—	$—	$—	$5	$3
Other comprehensive income (loss)	1	—	—	—	—	—	—	1
Other items	—	—	—	—	—	—	—	—
Balance at December 31, 2019	$6	$(9)	$2	$—	$—	$—	$5	$4

(c)	Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$425	$(339)	$11	$(14)	$(2)	$(8)	$314	$387
Other comprehensive income (loss)(1)	59	(213)	29	(29)	(14)	4	77	(87)
Other items(1)	(188)	—	—	—	—	—	—	(188)
Balance at December 31, 2018	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112
Other comprehensive income (loss)	99	(3)	(29)	6	14	—	16	103
Other items(2),(3)	(4)	9	3	—	—	—	—	8
Balance at December 31, 2019	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223

Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

d) Attributable to Non-controlling interest—Exchange LP Units

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2017	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	2	1	—	(1)	—	—	2	4
Balance at December 31, 2018	$2	$1	$—	$(1)	$—	$—	$2	$4
Other comprehensive income (loss)	1	—	—	—	—	—	—	1
Other items	—	—	—	—	—	—	—	—
Balance at December 31, 2019	$3	$1	$—	$(1)	$—	$—	$2	$5

(1)
In relation to the sale of our Chilean electricity transmission business, $641 million of revaluation surplus previously recognized within accumulated other comprehensive income was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Additionally, $127 million of deferred tax expense previously recognized within accumulated other comprehensive income was reclassified as current income tax expense within accumulated other comprehensive income. Refer to Note 5 Disposition of Businesses for further details.

(2)
In relation to the sale of our Australian district energy business, $12 million of revaluation surplus previously recognized within accumulated other comprehensive income was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 5 Disposition of Businesses for further details.

(3)
In relation to the partial disposition of a 17% interest in our Chilean toll road business, $38 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 5 Disposition of Businesses for further details.

NOTE 29.  DISTRIBUTIONS
For the year ended December 31, 2019, distributions to partnership unitholders were $820 million or $2.01 per unit (2018: $742 million or $1.88 per unit, 2017: $651 million or $1.74 per unit). Additionally, incentive distributions were made to the special general partner of $158 million (2018: $136 million, 2017: $113 million).
On February 7, 2020, the board of directors of our General Partner approved a 7% increase in our annual distributions to $2.15 per unit, or $0.5375 per unit quarterly, payable on March 31, 2020 to unitholders on record as of the close of business on February 28, 2020.
For the year ended December 31, 2019, our partnership declared preferred unit distributions of $49 million or $0.98 per preferred unit on a prorated basis (2018: $41 million, 2017: $30 million).

NOTE 30.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $604 million (2018: $195 million). These guarantees are generally supported by cash on deposit with banks.

F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 31.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, and operating leases associated with our U.S. data center operation, Australian port operation and North American gas storage operations. As at December 31, 2019, our partnership had $3,801 million (2018: $2,466 million) of commitments outstanding, of which 15% mature in less than one year, 29% between two and five years, and 56% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 32.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2019 was $9 million (2018: $2 million, 2017: $10 million). The discount rate used was 2.5% (2018: 4.5%, 2017: 4.1%) with a rate of compensation of 2.8% (2018: 3.0%, 2017: 3.5%).

US$ MILLIONS	2019	2018
Plan assets	$686	$287
Less accrued benefit obligation	(851)	(368)
Accrued benefit liability (1)	$(165)	$(81)

(1)	Presented within ‘Accounts payable and other’ of the consolidated statements of financial position.
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
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the year ended December 31, 2019 (2018: $1 million, 2017: $1 million).

Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

b)	Transactions with other related parties
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $270 million for the year ended December 31, 2019 (2018: $214 million, 2017: $230 million). As of December 31, 2019, $76 million was outstanding as payable to the Service Provider (2018: $51 million).
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
As of December 31, 2019, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2018: $20 million) and loans payable of $99 million to subsidiaries of Brookfield (December 31, 2018: $73 million). The loans are payable in full between 2019 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2019, Brookfield Infrastructure’s deposit balance with Brookfield was less than $1 million (December 31, 2018: less than $1 million) and earned interest of less than $1 million for the year ended December 31, 2019 (2018: less than $1 million, 2017: less than $1 million). As at December 31, 2019, Brookfield Infrastructure’s deposit balance from Brookfield was $nil (2018: $nil, 2017: $nil) and Brookfield Infrastructure incurred interest expense of $4 million for year ended December 31, 2019 (2018: $nil 2017: $nil). Deposits bear interest at market rates and were provided to Brookfield Infrastructure to fund our partnership’s recent acquisitions.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2019, there were $nil (December 31, 2018: $nil) borrowings outstanding.
Brookfield Infrastructure’s subsidiaries provide heating, cooling, and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the year ended December 31, 2019, revenues of $33 million were generated (2018: $16 million, 2017: $8 million) and expenses of $15 million were incurred (2018: $5 million, 2017: $4 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $11 million (2018: $nil).

F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the year ended December 31, 2019, Brookfield Infrastructure paid less than $1 million for these services (2018: less than $1 million, 2017: less than $1 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary acquired by Brookfield Business Partners L.P. during 2017. For the year ended December 31, 2019, $4 million of revenues were generated (December 31, 2018: $4 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the year ended December 31, 2019, revenues of $3 million were generated (2018: $1 million) and expenses of $52 million were incurred (2018: $11 million).
NOTE 34.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2019 and 2018 were as follows:

US$ MILLIONS	Note	2019	2018
Foreign exchange contracts	(a)	$4,626	$3,482
Interest rates swaps and other	(b)	11,229	6,484
		$15,855	$9,966
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2019 and 2018:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2019	Net Change During 2018
Foreign exchange derivatives	$25	$(153)	$(128)	$355
Interest rate derivative	155	(186)	(31)	(142)
	$180	$(339)	$(159)	$213

Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(a)	Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2019 and 2018.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2019	2018	2019	2018
Foreign exchange contracts
British pounds	$2,882	$1,263	1.31	1.36
Australian dollars	1,102	1,184	0.73	0.75
European Union euros	365	461	1.25	1.22
Chilean pesos	242	255	0.0015	0.0015
Colombian peso	19	—	0.0003	—
Peruvian soles	12	11	0.29	0.30
Canadian dollars	4	308	0.76	0.78
	$4,626	$3,482

(b)	Interest Rates
At December 31, 2019, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $10,996 million (2018: $6,324 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $167 million (2018: $160 million). Our partnership has an aggregate notional amount of $3,445 million floating interest rate derivatives that are benchmarked against the LIBOR, $1,916 million floating interest rates derivatives that are benchmarked against the bank bill swap rate and $1,501 million floating interest rates derivatives that are benchmarked against the CDOR that could be impacted by the IBOR reform. Please refer to Note 3 Significant Accounting Policies for more details.

F-102 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2019 and the comparative notional amounts at December 31, 2018, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2019				2018
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$651	$765	$—	$1,416	$1,768
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	66	53	—	119	300
Inflation linked swaps	—	—	167	167	160
	$717	$818	$167	$1,702	$2,228
Elected for hedge accounting
Foreign exchange derivatives	$2,051	$1,159	$—	$3,210	$1,714
Interest rate derivatives
Interest rate and cross currency interest rate swaps	522	5,870	4,551	10,943	6,024
	$2,573	$7,029	$4,551	$14,153	$7,738
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2019 and 2018 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2019			2018
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$10,943	$(33)	$(1)	$6,024	$(101)	$(1)
Net investment hedges	3,210	(113)	16	1,714	189	9
	$14,153	$(146)	$15	$7,738	$88	$8
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

Brookfield Infrastructure F-103

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

NOTE 35.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)	Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2018. Our non-recourse borrowings have increased due to recently completed acquisitions while maintaining our net debt to capitalization ratio consistent with the prior year.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2019	2018
Corporate borrowings	$2,475	$1,993
Non-recourse borrowings	18,544	13,113
Subsidiary and corporate borrowings	21,019	15,106
Preferred shares	20	20
Cash and cash equivalents(1)	(969)	(713)
Net debt	20,070	14,413
Total partnership capital	22,177	14,668
Total capital and net debt	$42,247	$29,081
Net debt to capitalization ratio	48%	50%

(1)	Includes marketable securities.
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

F-104 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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
As disclosed within Note 20, Borrowings, Brookfield Infrastructure has various loan facilities in place. In certain cases, the facilities have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. Brookfield Infrastructure does not have any market capitalization covenants attached to any of its borrowings, nor does it have any other externally imposed capital requirements.
During the years ended December 31, 2019 and 2018, there were no breaches of any loan covenants within Brookfield Infrastructure.
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2019	2018
Corporate cash and financial assets	$273	$238
Availability under committed credit facilities	2,475	2,475
Draws on credit facility	(820)	(510)
Commitments under credit facility	(54)	(47)
Corporate liquidity	$1,874	$2,156

(1)	Corporate level only.
Brookfield Infrastructure’s $1.975 billion committed revolving credit facility and $500 million credit facility with Brookfield are available for investments and acquisitions, as well as general corporate purposes. Commitments under the committed revolving credit facility will be available on a revolving basis until June 28, 2024. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At December 31, 2019, there was $820 million drawn on this facility (2018: $510 million) and $54 million was committed to letters of credit (2018: $47 million).

Brookfield Infrastructure F-105

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2019
US$ MILLIONS
Accounts payable and other liabilities	$1,702	$94	$41	$254	$2,091
Corporate borrowings	—	—	1,705	770	2,475
Non-recourse borrowings	1,405	1,019	7,110	9,142	18,676
Financial liabilities	327	293	1,080	473	2,173
Lease liabilities(1)	223	194	475	1,903	2,795

Interest Expense:
Corporate borrowings	74	74	165	123	436
Non-recourse borrowings	715	660	1,762	2,483	5,620

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2018
US$ MILLIONS
Accounts payable and other liabilities	$1,048	$48	$36	$220	$1,352
Corporate borrowings	—	—	605	1,388	1,993
Non-recourse borrowings	995	794	5,127	6,290	13,206
Financial liabilities	124	26	1,037	93	1,280
Lease liabilities(1)	—	—	—	—	—

Interest Expense:
Corporate borrowings	67	66	178	75	386
Non-recourse borrowings	595	542	1,397	1,771	4,305

(1)	The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. Please refer to Note 3 Significant Accounting Policies for further details.

(b)	Market Risk
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

F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Provider performs the monitoring, review and approval role and report to the Board on a regular basis.
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2019 the balance of the portfolio was $142 million (2018: $173 million), a 10% change in the value of the portfolio would impact our equity by $14 million and result in an impact on the Consolidated Statements of Operating Results of $7 million and Consolidated Statements of Comprehensive Income of $7 million.
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

	2019		2018		2017
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income	$1	$(1)	$1	$(1)	$—	$—
Other comprehensive income (loss)	(2)	2	(2)	2	(1)	1

Brookfield Infrastructure F-107

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Foreign Currency Risk Management
Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:

•	Brookfield Infrastructure leverages any natural hedges that may exist within its operations;

•	Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and

•	Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2019, 2018 and 2017:

2019
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$1,232	$1,914	$430	$456	$95	$316	$23	$971	$122	$231	$51	$5,841
Non-current assets	14,594	5,488	7,195	6,889	821	8,541	764	1,166	1,337	3,143	529	50,467
	$15,826	$7,402	$7,625	$7,345	$916	$8,857	$787	$2,137	$1,459	$3,374	$580	$56,308
Liabilities:
Current liabilities	$1,345	$1,530	$749	$211	$68	$456	$24	$724	$19	$265	$48	$5,439
Non-current liabilities	8,908	3,703	4,211	3,448	1,112	4,639	73	314	683	1,482	119	28,692
	10,253	5,233	4,960	3,659	1,180	5,095	97	1,038	702	1,747	167	34,131
Non-controlling interest—in operating subsidiaries and preferred unitholders	5,704	475	754	1,414	(320)	4,066	—	957	638	1,360	—	15,048
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(37)	485	547	650	16	(87)	197	41	34	76	117	2,039
Non-controlling interest—Exchange LP	—	4	5	6	—	(1)	2	—	—	1	1	18
Net investment attributable to limited partners and general partner	$(94)	$1,205	$1,359	$1,616	$40	$(216)	$491	$101	$85	$190	$295	$5,072

F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

	Impact on Net Income
	2019		2018		2017
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$4	$(4)	$(20)	$20	$(18)	$18
USD/EUR	—	—	(19)	19	(9)	9
USD/GBP	7	(7)	(11)	11	(3)	3
USD/CLP	—	—	(3)	3	1	(1)
USD/COP	1	(1)	1	(1)	—	—
USD/BRL	18	(18)	10	(10)	21	(21)
USD/CAD	1	(1)	(2)	2	(1)	1
USD/PEN	—	—	—	—	—	—
USD/INR	(2)	2	(1)	1	—	—
USD/NZD	—	—	—	—	—	—

	Impact on Partnership Capital
	2019		2018		2017
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$12	$(12)	$—	$—	$—	$—
USD/EUR	—	—	—	—	—	—
USD/GBP	—	—	—	—	—	—
USD/CLP	(24)	24	(28)	28	8	(8)
USD/COP	2	(2)	8	(8)	7	(7)
USD/BRL	227	(227)	231	(231)	334	(334)
USD/CAD	—	—	—	—	—	—
USD/PEN	11	(11)	11	(11)	12	(12)
USD/INR	27	(27)	10	(10)	4	(4)
USD/NZD	—	—	—	—	—	—

F-110 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(c)	Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which are designed to ensure that Brookfield Infrastructure only deals with creditworthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict Brookfield Infrastructure from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect Brookfield Infrastructure’s scale of activity and allow it to manage its treasury business competitively.
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

US$ MILLIONS	2019	2018
Partnership Capital	$22,177	$14,668
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(14,113)	(7,303)
Deficit	2,048	1,228
Accumulated other comprehensive income	(705)	(328)
Ownership changes	(398)	(109)
Invested Capital	$9,009	$8,156

Brookfield Infrastructure F-111

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

The following table presents the change in Invested Capital during year ended December 31, 2019:

US$ MILLIONS	2019	2018
Opening balance	$8,156	$7,599
Issuance of preferred units, net of repurchases	72	341
Issuances of limited partnership units and redeemable partnership units, net of repurchases	781	(16)
Issuance of Exchange LP Units	—	232
Ending balance	$9,009	$8,156
Weighted Average Invested Capital	$8,563	$7,858

NOTE 37.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Interest paid	$829	$507	$451
Income taxes paid	$179	$427	$132
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2019	2018	2017
Accounts receivable	$42	$176	$(31)
Prepayments	(120)	5	4
Accounts payable and other	146	(305)	158
Changes in non-cash working capital, net	$68	$(124)	$131

NOTE 38.  SUBSEQUENT EVENTS
Partial Disposition of our Interest in Chilean Toll Road Business
On February 6, 2020, Brookfield Infrastructure completed the sale of a further 17% interest in its Chilean toll road business for total consideration of approximately $170 million. Brookfield Infrastructure retained control over the business after the sale.

F-112 Brookfield Infrastructure